Form 20-F
period 2002-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2003-05-23
CIK 906338

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934
                       FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                                 -----------------
                                       OR

     [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
           THE SECURITIES EXCHANGE ACT OF 1934
                       FOR THE TRANSITION PERIOD FROM __________ TO __________


                         COMMISSION FILE NUMBER 0-22286

                       TARO PHARMACEUTICAL INDUSTRIES LTD.
                       -----------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     ISRAEL
                                     ------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                   ITALY HOUSE, EURO PARK, YAKUM 60972, ISRAEL
                   -------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

   TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED
   -------------------                -----------------------------------------
         NONE                                         NONE

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

            ORDINARY SHARES, NIS 0.0001 NOMINAL (PAR) VALUE PER SHARE
            ---------------------------------------------------------
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:
                                      NONE
                                      ----
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

      28,744,289 ORDINARY SHARES, NIS 0.0001 NOMINAL (PAR) VALUE PER SHARE
      --------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                        [X] Yes   [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                       [ ] Item 17  [X] Item 18

                                  INTRODUCTION

           We develop, manufacture and market prescription and over-the-counter, or OTC, pharmaceutical products, as well as active pharmaceutical ingredients, or APIs, primarily in the United States, Canada and Israel. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the United States. In October 2001, we sold 3,950,000 of our ordinary shares, and selling shareholders sold 1,800,000 of our ordinary shares, in a public offering. Our ordinary shares are currently traded on the Nasdaq National Market under the symbol "TARO."

           In July 2001, we completed a split of our ordinary shares by distributing a dividend of one ordinary share for every ordinary share then outstanding and one ordinary share for every ten founders' shares then outstanding. All ordinary share and per share numbers contained in this annual report have been adjusted to give effect to this dividend.

           Except for the historical information contained in this annual report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Item 3 - Key Information-Risk Factors" and elsewhere in this annual report.

           We urge you to consider that statements which use the terms "believe," "expect," "plan," "intend," "estimate," "anticipate," "should," "will," "may" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to "dollars," or "$," are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for April 1, 2003 was NIS 4.66 per $1.00. The representative exchange rate between the Canadian dollar and the dollar as published by the Federal Reserve Bank of New York for April 1, 2003 was $1.47 Canadian dollar per $1.00.

           As used in this annual report, the terms "we," "us," "our" and the "Company" mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

                                TABLE OF CONTENTS
                                                                                                                        PAGE

PART I       .............................................................................................................1

           ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...........................................1

           ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................1

           ITEM 3.        KEY INFORMATION.................................................................................1

                     A.        SELECTED FINANCIAL DATA....................................................................1

                     B.        CAPITALIZATION AND INDEBTEDNESS............................................................3

                     C.        REASONS FOR THE OFFER AND USE OF PROCEEDS..................................................3

                     D.        RISK FACTORS...............................................................................3

           ITEM 4.        INFORMATION ON THE COMPANY.....................................................................19

                     A.        HISTORY AND DEVELOPMENT OF THE COMPANY....................................................19

                     B.        BUSINESS OVERVIEW.........................................................................21

                     C.        ORGANIZATIONAL STRUCTURE..................................................................33

                     D.        PROPERTY, PLANTS AND EQUIPMENT............................................................34

           ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................36

                     A.        OPERATING RESULTS.........................................................................36

                     B.        LIQUIDITY AND CAPITAL RESOURCES...........................................................43

                     C.        RESEARCH AND DEVELOPMENT..................................................................45

                     D.        TREND INFORMATION.........................................................................47

           ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................47

                     A.        DIRECTORS AND SENIOR MANAGEMENT...........................................................47

                     B.        COMPENSATION..............................................................................53

                     C.        BOARD PRACTICES...........................................................................53

                     D.        EMPLOYEES.................................................................................57

                     E.        SHARE OWNERSHIP...........................................................................58

           ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................65

                     A.        MAJOR SHAREHOLDERS........................................................................65

                     B.        RELATED PARTY TRANSACTIONS................................................................67



                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                                        PAGE

                    C.        INTERESTS OF EXPERTS AND COUNSEL...........................................................67

           ITEM 8.        FINANCIAL INFORMATION..........................................................................67

                     A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION...................................67

                     B.        SIGNIFICANT CHANGES.......................................................................68

           ITEM 9.        THE OFFER AND LISTING..........................................................................69

                     A.        OFFER AND LISTING DETAILS.................................................................69

                     B.        PLAN OF DISTRIBUTION......................................................................69

                     C.        MARKETS...................................................................................70

                     D.        SELLING SHAREHOLDERS......................................................................70

                     E.        DILUTION..................................................................................70

                     F.        EXPENSES OF THE ISSUE.....................................................................70

           ITEM 10.       ADDITIONAL INFORMATION.........................................................................70

                     A.        SHARE CAPITAL.............................................................................70

                     B.        MEMORANDUM AND ARTICLES OF ASSOCIATION....................................................70

                     C.        MATERIAL CONTRACTS........................................................................76

                     D.        EXCHANGE CONTROLS.........................................................................76

                     E.        TAXATION AND GOVERNMENT PROGRAMS..........................................................77

                     F.        DIVIDENDS AND PAYING AGENTS...............................................................88

                     G.        STATEMENT BY EXPERTS......................................................................88

                     H.        DOCUMENTS ON DISPLAY......................................................................88

                     I.        SUBSIDIARY INFORMATION....................................................................89

           ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................89

           ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................89

PART II      ............................................................................................................89

           ITEM 13.       DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES..................................................89

           ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................90



                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                                        PAGE

           ITEM 15.       CONTROLS AND PROCEDURES........................................................................90

           ITEM 16.       [RESERVED].....................................................................................90

PART III     90

           ITEM 17.       FINANCIAL STATEMENTS...........................................................................90

           ITEM 18.       FINANCIAL STATEMENTS...........................................................................90

           ITEM 19.       EXHIBITS.......................................................................................90


                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     NOT APPLICABLE.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

     NOT APPLICABLE.

ITEM 3.    KEY INFORMATION

     A. SELECTED FINANCIAL DATA

           We have derived the following selected consolidated financial data as of December 31, 2002 and 2001 and for each of the years ended December 31, 2002, 2001 and 2000 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the consolidated selected financial data as of December 31, 2000, 1999 and 1998 and for each of the years ended December 31, 1999 and 1998 from our audited consolidated financial statements not included in this annual report. In July 2001, we completed a split of our ordinary shares, NIS 0.0001 nominal (par) value per share, by distributing a dividend of one ordinary share for every ordinary share then outstanding and one ordinary share for every ten founders' shares then outstanding. All ordinary share and per share numbers contained in this annual report have been adjusted to give effect to this dividend.

           You should read the selected consolidated financial data together with "Item 5 - Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this annual report.


                                                                             YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------------------------------
                                                            2002           2001           2000          1999           1998
                                                          (IN THOUSANDS OF U.S. DOLLARS EXCEPT PER ORDINARY SHARE DATA)
STATEMENT OF INCOME DATA:
 Sales............................................        $211,581       $149,230      $103,797        $83,785       $66,725
 Cost of sales....................................          79,468         54,736        41,206         35,314        30,359
                                                            ------         ------        ------         ------        ------
 Gross profit.....................................         132,113         94,494        62,591         48,471        36,366
Operating expenses:
      Research and development, net...............          26,373         19,633        14,593         11,728         9,180
      Selling, general and
      Administrative..............................          52,481         42,086        31,902         25,933        20,662
                                                            ------         ------        ------         ------        ------
      Total operating expenses....................          78,854         61,719        46,495         37,661        29,842
                                                            ------         ------        ------         ------        ------
Operating income...................................         53,259         32,775        16,096         10,810         6,524
Financial expenses, net............................            162          2,594         3,855          3,869         2,893
Other income, net.................................              78            272           344             94            51
                                                                --            ---           ---             --            --
Income before taxes on income.....................          53,175         30,453        12,585          7,035         3,682
Taxes on income...................................           8,406          4,378         2,538          1,471         1,358
                                                             -----          -----         -----          -----         -----
                                                            44,769         26,075        10,047          5,564         2,324
 Minority interest in earnings of a subsidiary....
                                                             (214)           (81)          (20)           (25)          (22)
                                                             -----           ---           ---            ---           ---
 Net income.......................................         $44,555        $25,994       $10,027         $5,539        $2,302
                                                           =======        =======       =======         ======        ======
Net earnings per ordinary share:
   Basic..........................................     $    1.55    $     1.11     $     0.47    $      0.27    $      0.11
   Diluted........................................     $    1.52    $     0.99     $     0.42    $      0.25    $      0.11
Number of ordinary shares used in
computing earnings per ordinary
share:
   Basic..........................................          28,665         23,370        21,420         20,151        20,026
   Diluted........................................          29,408         26,302        23,864         21,525        20,220


                                                                                AS OF DECEMBER 31,
                                                      -----------------------------------------------------------------------
                                                          2002          2001           2000          1999           1998
CONSOLIDATED BALANCE SHEET                                             (IN THOUSANDS OF U.S. DOLLARS)
DATA
Working capital...................................        $198,871       $196,711       $43,588        $25,964       $11,879
Property, plant and equipment, net................          93,358         54,024        41,827         34,624        29,612
Total assets......................................         379,845        307,762       120,446         90,957        74,566
Short-term debt, including current
  maturities......................................          10,242          8,231         8,491         11,396        16,566
Long-term debt....................................          47,127         49,285        38,250         23,328        16,303
Minority interest.................................           1,159            776           168            148           122
Shareholders' equity..............................         269,137        218,364        50,214         40,552        28,840


     B.    CAPITALIZATION AND INDEBTEDNESS

     NOT APPLICABLE.

     C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

     NOT APPLICABLE.

     D.    RISK FACTORS

           Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

RISKS RELATING TO OUR INDUSTRY

THE PHARMACEUTICAL INDUSTRY IN WHICH WE OPERATE IS INTENSELY COMPETITIVE AND WE ARE PARTICULARLY SUBJECT TO THE RISKS OF SUCH COMPETITION. FOR EXAMPLE, THE COMPETITION WE ENCOUNTER MAY HAVE A NEGATIVE IMPACT UPON THE PRICES WE MAY CHARGE FOR OUR PRODUCTS, THE MARKET SHARE OF OUR PRODUCTS AND OUR REVENUES AND PROFITABILITY.

           The pharmaceutical industry in which we operate is intensely competitive. The competition which we encounter has an effect on our product prices, market share, revenues and profitability. Depending upon how we respond to this competition, its effect may be materially adverse to us. We compete with:

          o the original manufacturers of the brand-name equivalents of our generic products;

          o other drug manufacturers (including brand-name companies that also manufacture generic drugs); and

          o manufacturers of new drugs that may compete with our generic drugs and proprietary products.

           Substantially all of the products that we sell are either generic drugs or drugs in respect of which patents have expired. None of such products benefit from patent protection and are therefore more subject to the risk of competition than patented products. In addition, because many of our competitors have substantially greater financial, production, research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have, we are particularly subject to the risks inherent in competing with them. For example, many of our competitors may be able to develop products and processes competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

BRAND-NAME COMPANIES FREQUENTLY TAKE ACTIONS TO PREVENT OR DISCOURAGE THE USE OF GENERIC DRUG PRODUCTS SUCH AS OURS.

           Brand-name companies frequently take actions to prevent or discourage the use of generic equivalents to their products, including generic products that we manufacture or market. Because most of the products that we sell are generic versions of brand-name drugs, we are particularly subject to the risk that the manufacturers and sellers of the brand-name equivalents of our products may take the following actions, among others:

          o filing new patents on products whose original patent protection is about to expire;

          o developing patented controlled-release products or other product improvements;

          o developing and marketing branded products as over-the-counter products; and

          o increasing marketing initiatives, regulatory activities and litigation relating to our products or proposed products.

           Generally, no additional regulatory approvals are required for brand-name manufacturers to sell directly or through a third party to the generic market. This facilitates the sale by brand-name manufacturers of generic equivalents of their brand-name products. Because many brand-name companies are substantially larger than we are and have substantially greater resources than we have, we are particularly subject to the risks of their undertaking to prevent or discourage the use of those of our products that compete with theirs.

NEW DEVELOPMENTS BY OTHERS COULD MAKE OUR PRODUCTS OR TECHNOLOGIES NON-COMPETITIVE OR OBSOLETE.

           The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological change. We expect competition to intensify as technological advances are made. New developments by others may render our products or technologies non-competitive or obsolete.

OUR ABILITY TO MARKET PRODUCTS SUCCESSFULLY DEPENDS, IN PART, UPON THE ACCEPTANCE OF THE PRODUCTS NOT ONLY BY CONSUMERS, BUT ALSO BY INDEPENDENT THIRD PARTIES.

           Our ability to market generic or proprietary pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties (including physicians, pharmacies, government formularies and other retailers) as well as patients. Unanticipated side effects or unfavorable publicity concerning any of our products could have an adverse effect on our ability to achieve acceptance by prescribing physicians, managed care providers, pharmacies and other retailers, customers and patients.

OUR ONGOING PROFITABILITY DEPENDS UPON OUR ABILITY TO INTRODUCE NEW GENERIC PRODUCTS ON A TIMELY BASIS.

           Our ongoing profitability depends, to a significant extent, upon our ability to introduce, on a timely basis, new generic products for which we either are the first to market (or among the first to market) or can otherwise gain significant market share. Our ability to achieve any of these accomplishments is dependent upon, among other things, the timing of regulatory approval of these products and the number and timing of regulatory approvals of competing products. Inasmuch as this timing is not within our control, we may not be able to develop and introduce new generic products on a timely basis, if at all.

OUR REVENUES AND PROFITS FROM INDIVIDUAL GENERIC PHARMACEUTICAL PRODUCTS ARE LIKELY TO DECLINE AS OUR COMPETITORS INTRODUCE THEIR OWN GENERIC EQUIVALENTS.

           Revenues and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As the patents for a brand-name product and the related exclusivity periods expire, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product is often able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for competing products, that market share and the price of that product will typically decline. For example, in May 2001, we began to market the first generic equivalent of Schering-Plough's Lotrisone(R) cream to be sold to the public in the United States. Competitors have introduced their own generic equivalents of Lotrisone(R) cream and additional competitors can be expected to enter the market. The introduction of additional generic equivalents may have an adverse effect on revenues from our products, including our generic equivalent of Lotrisone(R) cream.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION THAT INCREASES OUR COSTS AND COULD PREVENT US FROM MARKETING OR SELLING OUR PRODUCTS.

           We are subject to extensive regulation by the United States, Canada, Israel and other jurisdictions. These jurisdictions regulate the approval, testing, manufacture, labeling, marketing and sale of pharmaceutical products. For example, approval by the United States Food and Drug Administration, or FDA, is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the United States. The process for obtaining FDA and other approvals is lengthy, costly and subject to the risk, among others, that approval will not be obtained. In addition, the labeling claims and marketing statements that we can make are limited by regulations and, in most cases, by the labeling claims made in brand-name packaging.

           In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalents in Israel and Canada, and the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, receipt and handling procedures and security to prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production and distribution process.

           Furthermore, all of the products that we manufacture and most of the products that we distribute are manufactured outside the United States and must be shipped into the United States. The FDA, in conjunction with the U.S. Customs Service, can exercise greater legal authority over goods for which we seek entry into the United States than they can over products that are manufactured in the United States.

           Although we devote significant time, effort and expense to addressing the extensive government regulations applicable to our business and obtaining regulatory approvals, we remain subject to the risk of being unable to obtain necessary approvals on a timely basis, if at all. Delays in receiving regulatory approvals could adversely affect our ability to market our products.

           Product approvals by the FDA and by comparable foreign regulatory authorities may be withdrawn if compliance with regulatory standards is not maintained or if problems relating to the products are experienced after initial approval. In addition, if we fail to comply with governmental regulations we may be subject to fines, unanticipated compliance expenditures, interruptions of our production and/or sale, prohibition of importation, seizures and recalls of our products, criminal prosecution and debarment of us and our employees from the generic drug approval process.

REIMBURSEMENT POLICIES OF THIRD PARTIES, COST CONTAINMENT MEASURES AND HEALTHCARE REFORM COULD ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND LIMIT OUR ABILITY TO SELL OUR PRODUCTS.

           Our ability to market our products depends, in part, on reimbursement levels for them and related treatment established by healthcare providers (including government authorities), private health insurers and other organizations, including health maintenance organizations and managed care organizations. Reimbursement may not be available for some of our products and, even if granted, may not be maintained. Limits placed on reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products. In the event that governmental authorities enact additional legislation or adopt regulations which affect third party coverage and reimbursement, demand for our products may be reduced with a consequent adverse effect, which may be material, on our sales and profitability. In addition, the purchase of our products could be significantly influenced by the following factors, among others:

          o    trends in managed healthcare in the United States;

          o developments in health maintenance organizations, managed care organizations and similar enterprises;

          o legislative proposals to reform healthcare and government insurance programs; and

          o price controls and reimbursement policies relating to new and expensive medicines.

These factors could result in lower prices and a reduced demand for our products.

WE ARE SUSCEPTIBLE TO PRODUCT LIABILITY CLAIMS THAT MAY NOT BE COVERED BY INSURANCE AND COULD REQUIRE US TO PAY SUBSTANTIAL SUMS.

           We face the risk of loss resulting from, and adverse publicity associated with, product liability lawsuits, whether or not such claims are valid. We may not be able to avoid such claims. In addition, our product liability insurance may not be adequate to cover such claims and we may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful product liability claim that exceeds our policy limits could require us to pay substantial sums.

THE MANUFACTURE AND STORAGE OF PHARMACEUTICAL PRODUCTS ARE SUBJECT TO INHERENT RISK.

           Because chemical ingredients are used in the manufacture of pharmaceutical products and due to the nature of the manufacturing process itself, there is the risk of incurring liability for damages caused by or during the storage or refinement of both the chemical ingredients and the finished pharmaceutical products. Although we have never incurred any such liability in any material amount, we may be subject to liability in the future. In addition, while we believe our insurance coverage is adequate, it is possible that a successful claim would exceed our coverage, requiring us to pay a substantial sum.

THE MANUFACTURE AND STORAGE OF PHARMACEUTICAL AND CHEMICAL PRODUCTS ARE SUBJECT TO ENVIRONMENTAL REGULATION AND RISK.

           Because of the chemical ingredients of pharmaceutical products and the nature of their manufacturing process, the pharmaceutical industry is subject to extensive environmental regulation and the risk of incurring liability for damages or the costs of remedying environmental problems. Although we have never incurred any such liability in any material amount, we may be subject to liability in the future. We may also be required to increase expenditures to remedy environmental problems and comply with applicable regulations.

           If we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the conditions attached to our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and/or substantial liability and/or could be required to suspend or modify our manufacturing operations.

TESTING REQUIRED FOR THE REGULATORY APPROVAL OF OUR PRODUCTS IS SOMETIMES CONDUCTED BY INDEPENDENT THIRD PARTIES. ANY FAILURE BY ANY OF THESE THIRD PARTIES TO PERFORM THIS TESTING PROPERLY MAY HAVE AN ADVERSE EFFECT UPON OUR ABILITY TO OBTAIN REGULATORY APPROVALS.

           Our applications for the regulatory approval of our products incorporate the results of testing and other information that are sometimes provided by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). The ability of the products being tested to receive regulatory approval is, to some extent, dependent upon the quality of the work performed by these third parties, the quality of the third parties' facilities and the accuracy of the information provided by third parties. We have little or no control over any of these factors.

RISKS RELATING TO OUR COMPANY

WE DERIVE MOST OF OUR REVENUES AND PROFITS FROM A SMALL GROUP OF PRODUCT LINES.

           In 2002, 2001 and 2000, six product lines accounted for 51%, 56% and 60% of our consolidated sales, respectively. In 2002 and 2001, one product line accounted for approximately 16% and 19% of our consolidated sales, respectively. A significant decline in revenues or profitability of any one of these product lines may adversely affect our results of operations and financial condition.

IN 2002, ONE U.S. CUSTOMER ACCOUNTED FOR 22.0% OF OUR CONSOLIDATED SALES. ANY SUBSTANTIAL DECLINE IN OUR SALES TO THAT CUSTOMER, FOR ANY REASON, WOULD HAVE AN ADVERSE EFFECT ON OUR REVENUES AND PROFITABILITY.

           In 2002, AmerisourceBergen Corporation accounted for $46.5 million (22.0%) of our consolidated sales, as compared to $18.9 million (13.0%) and $15.4 million (8.0%) in 2001 and 2000, respectively. We have no long-term agreement with AmerisourceBergen Corporation, which may reduce or cease its purchases from us at any time in the future. Any cessation or material reduction of this customer's purchases would likely have a material adverse effect on our sales and profitability.

WE DEPEND ON OUR ABILITY TO DEVELOP, MANUFACTURE AND SELL NEW PRODUCTS FOR OUR FUTURE SUCCESS.

           Our future success is largely dependent upon our ability to develop, manufacture and market new commercially viable pharmaceutical products and generic equivalents of proprietary pharmaceutical products whose patents and other exclusivity periods have expired. Delays in the development, manufacture and marketing of new products will negatively impact our results of operations. Each of the steps in the development, marketing and manufacture of our products involves significant time and expense. We are, therefore, subject to the risks that, among others:

          o any products presently under development, if and when fully developed and tested, will not perform in accordance with our expectations;

          o any generic product under development will, when tested, not be bioequivalent to its brand-name counterpart;

          o necessary regulatory approvals will not be obtained in a timely manner, if at all; or

          o any of these new products cannot be successfully and profitably produced and marketed.

IF WE ARE UNABLE TO OBTAIN RAW MATERIALS, OUR OPERATIONS COULD BE SERIOUSLY IMPAIRED.

           We currently obtain some raw materials for our products from either a single supplier or a limited number of suppliers. Although we have not experienced difficulty in obtaining raw materials to date, supply interruptions may occur in the future and we may have to obtain substitute materials or products. While for certain raw materials we do have long-term supply agreements, for most raw materials we do not have any long-term supply agreements and we are therefore subject to the risk that our suppliers of raw materials may not continue to supply us with raw materials on satisfactory terms or at all.

           Furthermore, obtaining the regulatory approvals required for adding alternative suppliers of raw materials for finished products we manufacture may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving such regulatory approvals will not have a material adverse effect upon our business. However, we may not be successful in doing so and we may become unable to sell some products pending approval of one or more alternate sources of raw materials. Any significant interruption in our supply stream could have a material adverse effect on our operations.

WE ARE INCREASING OUR EFFORTS TO DEVELOP NEW PROPRIETARY PHARMACEUTICAL PRODUCTS, BUT THESE EFFORTS MAY NOT BE COMMERCIALLY SUCCESSFUL.

           Our principal business in North America has traditionally been the development, manufacture and marketing of generic equivalents of pharmaceutical products first introduced by third parties. However, we have recently increased our efforts to develop new proprietary products, including T-2000 (our patented non-sedating barbiturate compound) and products utilizing NonSpil(TM) (our patented spill-resistant liquid drug delivery system.)

           Expanding from our focus on generic products and broadening our pipeline to include proprietary product candidates may require additional internal expertise or external collaboration in areas in which we currently do not have substantial resources and personnel. We may have to enter into collaborative arrangements with others that may require us to relinquish rights to certain of our technologies or product candidates that we would otherwise pursue independently. We may not be able to acquire the necessary expertise or enter into collaborative agreements on acceptable terms, if at all, to develop and market proprietary product candidates.

           In addition, although a newly developed product may be successfully manufactured in a laboratory setting, difficulties may be encountered in "scaling up" for manufacture in commercially-sized batches. For this reason and others, only a small minority of all new proprietary research and development programs ultimately results in commercially successful drugs. A program (including any program of ours) cannot be deemed successful until it actually produces a drug that is commercially marketed for a significant period of time.

           In order to obtain regulatory approvals for the commercial sale of our proprietary product candidates, we are required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. We have limited experience in conducting clinical trials in these new product areas.

           A clinical trial may fail for a number of reasons, including:

          o failure to enroll a sufficient number of patients meeting eligibility criteria;

          o failure of the product candidate to demonstrate safety and efficacy;

          o the development of serious (including life threatening) adverse events (including, for example, side effects caused by or connected with exposure to the product candidate); or

          o the failure of clinical investigators, trial monitors and other consultants or trial subjects to comply with the trial plan or protocol.

           Any failure of a clinical trial for a product in which we have invested significant time or other resources could have a material adverse effect on our results of operations and financial condition.

           WE MAY NOT BE ABLE TO SUCCESSFULLY IDENTIFY, CONSUMMATE AND INTEGRATE RECENT AND/OR FUTURE ACQUISITIONS.

           We plan to pursue additional acquisitions of product lines and companies and seek to integrate them into our operations. The recent and future acquisitions of additional product lines and companies involve risks that could adversely affect our future revenues and results of operations. For example:

          o we may not be able to identify suitable acquisition targets or to acquire companies on favorable terms;

          o we compete with other companies that may have stronger financial positions to acquire product lines and companies. We believe that this competition will increase and may result in decreased availability or increased prices for suitable acquisition targets;

          o we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions;

          o we may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in any of the countries in which we may seek to consummate potential acquisitions;

          o we may ultimately fail to close an acquisition even if we announce that we plan to acquire a product line or a company;

          o we may fail to integrate successfully our acquisitions in accordance with our business strategy;

          o    we may choose to acquire a business that is not profitable;

          o potential acquisitions may require significant management resources and divert attention away from our daily operations, result in the loss of key customers and/or personnel and expose us to unanticipated liabilities;

          o we may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we may acquire, and if we cannot retain such personnel, we may not be able to locate or hire new skilled employees and experienced management to replace them; or

          o we may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

WE DEPEND ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, BUT WE MAY NOT BE ABLE TO MAINTAIN THE CONFIDENTIALITY, OR ASSURE THE PROTECTION, OF THESE ASSETS.

           Our success depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours. Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Some patent applications in the United States are maintained in secrecy until the patent is issued. Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on, any of our discoveries. Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products. Patents that are issued may be challenged, invalidated or circumvented by our competitors. Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

           We also rely on trade secrets, non-patented proprietary expertise and continuing technological innovation that we seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

THIRD PARTIES MAY CLAIM THAT WE INFRINGE ON THEIR PROPRIETARY RIGHTS AND MAY PREVENT US FROM MANUFACTURING AND SELLING CERTAIN OF OUR PRODUCTS.

           There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights. Any such litigation could:

          o require us to incur substantial expense, even if we are insured or successful in the litigation;

          o require us to divert significant time and effort of our technical and management personnel;

          o result in the loss of our rights to develop or make certain products; and

          o require us to pay substantial monetary damages or royalties in order to license proprietary rights from third parties.

           Although patent and intellectual property disputes within the pharmaceutical industry have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include the long-term payment of royalties. These arrangements may be investigated by U.S. regulatory agencies and, if improper, may be invalidated. Furthermore, the required licenses may not be made available to us on acceptable terms. Accordingly, an adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing and selling some of our products or increase our costs to market these products.

           From time to time, we seek to develop products for sale prior to patent expiration in various territories. In the United States, we must challenge the patent under the procedures set forth in the Waxman-Hatch Act of 1984. To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity or infringement of the originator's patent. Patent challenges are complex, costly and can take a significant time to complete.

           In addition, when seeking regulatory approval for some of our products, we are required to certify to regulatory authorities, including the FDA, that such products do not infringe upon third party patent rights. Filing a certification against a patent gives the patent holder the right to bring patent infringement lawsuit against us. Any lawsuit would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder's receipt of notice of certification. A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling certain of our products.

VOLATILITY OF THE MARKET PRICE OF OUR ORDINARY SHARES COULD ADVERSELY AFFECTS US AND OUR SHAREHOLDERS.

           The market price of our ordinary shares may be volatile, and could be subject to wide fluctuations, for the following reasons, among others:

          o actual or anticipated variations in our quarterly operating results or those of our competitors;

          o announcements by us or our competitors of new and enhanced products;

          o    market conditions or trends in the pharmaceutical industry;

          o    developments or disputes concerning proprietary rights;

          o introduction of technologies or product enhancements by others that reduce the need for our products;

          o    changes in financial estimates by securities analysts;

          o    general economic and political conditions;

          o    departures of key personnel;

          o    changes in the market valuations of our competitors;

          o    regulatory considerations; and

          o    the other risk factors listed in this section.

FOUR OF OUR DIRECTORS, AND MEMBERS OF THEIR IMMEDIATE FAMILIES, CURRENTLY CONTROL 49.9% OF THE VOTING POWER IN OUR COMPANY.

           Dr. Barrie Levitt, Aaron Levitt, Dr. Daniel Moros, Tal Levitt and members of their immediate families currently control, through their beneficial ownership of outstanding ordinary shares and founders' shares, approximately 49.9% of the voting power in our company. Dr. Levitt and Mr. Levitt are brothers. Dr. Moros is their cousin and Ms. Levitt is Dr. Levitt's daughter. By reason of their shareholdings, the Levitt and Moros families should be able to control the outcome of most actions that require majority shareholder approval, including the election of directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The company's board of directors has the authority, subject to the terms and limitations of our debt agreements, to issue additional shares, implement share repurchase programs, declare interim dividends and make other decisions about our share.

50% OF THE VOTING POWER IN OUR SUBSIDIARY TARO PHARMACEUTICALS U.S.A., INC., OR TARO U.S.A., IS HELD BY A CORPORATION WHICH IS JOINTLY CONTROLLED BY THE CHAIRMAN OF OUR BOARD OF DIRECTORS AND BY OUR PRESIDENT.

           The share capital of Taro U.S.A. is divided into two classes. We own 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation, or TDC, owns 3.1 % of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Dr. Levitt and Mr. Levitt are able to vote an aggregate of 54.7% of the outstanding voting shares of TDC and thereby control TDC. Although

TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as we may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with our preference, TDC could prevent us from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude us from consolidating Taro U.S.A. into our financial statements. Taro U.S.A. accounted for approximately 87% of our consolidated sales in 2002.

NO CITIZEN OR RESIDENT OF THE UNITED STATES WHO ACQUIRED OR ACQUIRES ANY OF OUR ORDINARY SHARES AT ANY TIME AFTER OCTOBER 21, 1999 IS PERMITTED TO EXERCISE MORE THAN 9.9% OF THE VOTING POWER IN OUR COMPANY, WITH RESPECT TO SUCH ORDINARY SHARES, REGARDLESS OF HOW MANY SHARES THE SHAREHOLDER OWNS.

           In order to reduce our risk of being classified as a "Controlled Foreign Corporation" under the United States Internal Revenue Code of 1986, as amended, or the Code, we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999 and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999 from exercising more than 9.9% of the voting power in our company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage U.S. persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders' shares, would represent 10% or more of the voting power of our company).

WE FACE RISKS RELATED TO FOREIGN CURRENCY EXCHANGE RATES.

           Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the U.S. dollar could cause our profits to decrease or our products to be less competitive against those of our competitors. To the extent that our foreign currency and receivables denominated in foreign currency are greater or less than our liabilities denominated in foreign currency, we have foreign exchange exposure.

OUR BUSINESS REQUIRES US TO MOVE GOODS ACROSS INTERNATIONAL BORDERS. ANY EVENTS THAT INTERFERE WITH, OR INCREASE THE COSTS OF, THE TRANSFER OF GOODS ACROSS INTERNATIONAL BORDERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

           We transport most of our goods across international borders, primarily those of the United States, Canada and Israel. Since the terrorist attacks that occurred in the United States on September 11, 2001, there has been more intense scrutiny of goods that are transported across international borders. As a result, we may face delays, and increases in costs due to such delays, in delivering goods to our customers. Any events that interfere with, or increase the costs of the transfer of goods across international borders could have a material adverse effect on our business.

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDITIONS IN ISRAEL AFFECT OUR OPERATIONS AND MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS.

           We are incorporated under Israeli law and our principal offices and a significant amount of our manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has continued with varying levels of severity and which has adversely affected the peace process and negatively influenced Israel's relationship with several Arab countries and international organizations. Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel, impeding the ability of travelers to attain travel insurance. As a result of the State Department's advisory, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our company, could result in the FDA withholding approval for new products we intend to produce at those facilities. Also, although it has not yet occurred, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

           In addition, since a significant amount of our manufacturing and research and development facilities are located in Israel, we could experience disruption of our manufacturing and research and development due to terrorist attacks. If terrorist acts were to result in substantial damage to our facilities, our business activities would be disrupted since, with respect to some of our products, we would need to obtain prior FDA approval for a change in manufacturing site. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.

           Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that the boycott has not had a material adverse effect on our current operations. However, continuation or extension of the boycott and the implementing of additional restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

           Finally, all male adult citizens and permanent residents of Israel under the age of 50 generally are obligated to perform up to 45 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Certain of our employees are currently obligated to perform annual reserve duty. Recently, there has been a significant call-up of military reservists, and it is possible that there will be additional call-ups in the future. While we believe that we have operated relatively efficiently given these requirements, both since we began operations and during the period of the increase in hostilities with the Palestinians since October 2000, we cannot predict the effect on our business operations if the conflict with the Palestinians continues to escalate or intensify. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL, OR NIS, AGAINST THE U.S. DOLLAR.

           A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, is incurred in NIS. As a result, the cost of our operations in Israel, as measured in U.S. dollars, is subject to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of any devaluation will lag behind inflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected.

GOVERNMENT PRICE CONTROL POLICIES CAN MATERIALLY IMPEDE OUR ABILITY TO SET PRICES FOR OUR PRODUCTS.

           All pharmaceutical products sold in Israel are subject to price controls. Permitted price increases are enacted by the Israeli government as part of a formal review process. The inability to control the prices of our products may adversely affect our operations.

WE CURRENTLY BENEFIT FROM GOVERNMENT PROGRAMS AND TAX BENEFITS, BOTH OR EITHER OF WHICH MAY BE DISCONTINUED OR REDUCED.

           We currently receive grants and substantial tax benefits under Government of Israel programs, including the "Approved Enterprise" program and programs of the Office of the Chief Scientist. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased taxes. In recent years, the Government of Israel has reduced the benefits available under these programs, and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.



PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE A MERGER OR ACQUISITION OF US DIFFICULT, WHICH COULD PREVENT A CHANGE OF CONTROL AND DEPRESS THE MARKET PRICE OF OUR ORDINARY SHARES.

           Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making a merger or acquisition of us more difficult. The Israeli Companies Law, or the Companies Law, generally requires that a merger be approved by a company's board of directors and by a shareholder vote at a shareholders' meeting that has been called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies.

           Other potential means of acquiring a public Israeli company such as ours might involve additional obstacles. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

           Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do U.S. tax laws. The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing or making a merger or acquisition of us more difficult. This could prevent a change of control of us and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

IT MAY BE DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCE JUDGMENTS AGAINST DIRECTORS, OFFICERS AND EXPERTS NAMED IN THIS ANNUAL REPORT.

           We are incorporated in Israel. A majority of our executive officers and directors and some of the experts named in this annual report are nonresidents of the United States and a substantial portion of our assets and the assets of such persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

RISKS RELATING TO OUR LOCATION IN CANADA

GOVERNMENT PRICE CONTROL POLICIES CAN MATERIALLY IMPEDE OUR ABILITY TO SET PRICES FOR OUR PRODUCTS.

           [GRAPHIC OMITTED]The Canadian Government Patented Medicine Prices Review Board, or PMPRB, monitors and controls prices of patented drug products marketed in Canada by persons holding, or licensed under, one or more patents. The PMPRB will approve an introductory price (based on a comparative analysis) and will require that the price not be increased each year thereafter by more than the annual increase of the Canadian Consumer Price Index. Consequently, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime that significantly affects the Canadian pharmaceutical industry's ability to set pricing. The inability to control the prices of our products may adversely affect our operations.

SALES OF OUR PRODUCTS IN CANADA DEPEND, IN PART, UPON THEIR BEING ELIGIBLE FOR REIMBURSEMENT FROM DRUG BENEFIT FORMULARIES.

           In each province of Canada there is a drug benefit formulary. A formulary lists the drugs for which a provincial government will reimburse qualifying persons and the prices at which the government will reimburse such persons. There is not complete uniformity among provinces. However, provincial governments generally will reimburse the lowest available price of the generic equivalents of any drug listed on the formulary list of the province. The formularies can also provide for drug substitution, even for patients who do not qualify for government reimbursement. The effect of these provincial formulary regimes is to encourage the sale of lower-priced versions of pharmaceutical products. The potential lack of reimbursement represents a significant threat to our business. Additionally, the substitution effect may adversely affect our ability to profitably market our products.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN CANADA EXCEEDS THE RATE OF DEVALUATION OF THE CANADIAN DOLLAR AGAINST THE U.S. DOLLAR.

           A substantial portion of our expenses, primarily labor and occupancy expenses in Canada, is incurred in Canadian dollars. As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the U.S. dollar or that the timing of any devaluation will lag behind inflation in Canada. If the U.S. dollar cost of our operations in Canada increases, our U.S. dollar-measured results of operations will be adversely affected.

ITEM 4.    INFORMATION ON THE COMPANY

           A. HISTORY AND DEVELOPMENT OF THE COMPANY

           The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984, we changed our name to Taro Vit Industries Ltd. and in 1994 we changed our name to Taro Pharmaceutical Industries Ltd. In 1961, we completed the initial public offering of our ordinary shares, which are currently traded on the Nasdaq National Market under the symbol "TARO." In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd., or TPIL. In 1981, we sold 37% of our interest in TPIL. In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company. In July 2001, we completed a split of our ordinary shares by distributing a dividend of one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders' shares then outstanding. In October 2001, we sold 3,950,000 of our ordinary shares, and selling shareholders sold 1,800,000 of our ordinary shares, in a public offering.

           In May 2002, we purchased substantially all of the assets of Thames Pharmacal Company, Inc., or Thames, a manufacturer of prescription and OTC pharmaceuticals, through a newly-created subsidiary of Taro U.S.A. The purchase price was approximately $6.4 million, all of which was paid in cash. The assets acquired included the right to all of Thames' generic prescription and OTC products, as well as Thames' laboratories and manufacturing operations. We also added to our operations all of Thames' approximately 60 employees and acquired the leases for its facilities, which include laboratories, manufacturing and warehousing operations, located in Ronkonkoma, New York.

           On January 14, 2003, Taro Pharmaceuticals North America Inc., or TNA, entered into a license and option agreement with Medicis Pharmaceutical Corporation, or Medicis. According to the agreement, TNA will purchase from Medicis four branded prescription product lines for sale in the United States and Puerto Rico for an aggregate purchase price of $23.8 million of which approximately $11.7 million is for the licensing period and is payable over five consecutive quarters. The balance of $12.1 million is due upon the exercise of the purchase option. Two of these products are used in dermatology and the other two are used in pediatrics.

           On March 21, 2003, the Company's Irish subsidiary, Taro Pharmaceuticals Ireland Ltd., acquired, for 5.55 million Euros, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased out of liquidation proceedings under the Official Liquidator appointed by the High Court of Ireland.

           The facility consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 14-acre campus in central Ireland. The facility, which was operating until the end of 2002, has been licensed and approved by the Irish Medicines Board to manufacture and distribute pharmaceutical products in Ireland and the European Union.

           Our registered office in Israel is located at 14 Hakitor Street, Haifa Bay, Israel, 26100. Our principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel, and our telephone number there is 972-9-971-1800.

CAPITAL EXPENDITURES

           During the past three years, our capital expenditures amounted to approximately $74.6 million. The focus of our capital expenditure program was the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with current Good Manufacturing Practices, or cGMP, accommodate increasing demand for our products and maintain a competitive position in the marketplace.

           The major projects undertaken during the past three years, as part of our capital expenditure program, include:

          o the expansion of our production and distribution facilities in Canada and Israel;

          o the construction of new research and development and plant operations facilities in Canada and Israel;

          o    the acquisition of additional production and packaging equipment;

          o    the upgrade of our information technology systems;

          o acquisition of additional land in Haifa Bay, Israel for expansion of our facilities;

          o    acquisition of a facility (previously rented by us) in Canada;

          o    acquisition of Thames;

          o acquisition of a 32% interest in a 123,713 square feet building adjacent to the offices of Taro U.S.A. for the construction of research laboratory and administrative offices; and

          o acquisition of a multi-purpose pharmaceutical manufacturing and research facility in Ireland.

           In addition, in anticipation of an increase in sales and the overall growth of our operations, we have purchased, leased or contracted to purchase additional properties and ordered new equipment for our construction of new multi-purpose pharmaceutical and chemical plants in Haifa Bay, Israel (For a detailed presentation of our property, plant and equipment, please see Note 6 to our consolidated financial statements included elsewhere in this report.)

           B. BUSINESS OVERVIEW

           We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products, as well as active pharmaceutical ingredients, or APIs, primarily in the United States, Canada and Israel. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets mainly in the dermatological, cardiovascular and central nervous system therapeutic categories. We operate principally through three entities: Taro Pharmaceutical Industries Ltd., or Taro Israel, and two of its subsidiaries, Taro Pharmaceuticals Inc., or Taro Canada, and Taro U.S.A. The principal activities and primary product lines of these subsidiaries may be summarized as follows:


------------------- ----------------------------------------------------------- ----------------------------------------------------

  ENTITY                   PRINCIPAL ACTIVITIES                                         PRIMARY PRODUCT LINES
------------------ ------------------------------------------------------------ ----------------------------------------------------
Taro                o    Manufactures more than 60 finished pharmaceutical      o    Dermatology: Prescription and OTC semi-solid
                         products for sale in Israel and for export                  products (creams, ointments, gels and liquids)

                    o    Produces, for its own use and for sale to third        o    Cardiology and Neurology: Prescription oral
                         parties, APIs used in the manufacture of finished           dosage products
                         dosage form pharmaceutical products
                                                                                o    Oral Analgesics: Prescription and OTC
                    o    Markets both proprietary and generic products in the
                         local Israeli market                                   o    OTC Nasal Sprays and Nutritional Supplements

                    o    Performs research and development independently and    o    Oral, Opthalmic and OTC preparations
                         through Taro Research Institute Ltd., a Taro subsidiary
------------------- ----------------------------------------------------------- ----------------------------------------------------

Taro Canada         o    Manufactures more than 45 finished Taro Canada         o    Dermatology: Prescription and OTC semi-solid
                         pharmaceutical products for sale in Canada and for          products (creams, ointments, gels and liquids)
                         export
                                                                                o    Cardiology and Neurology: Prescription oral
                                                                                     dosage products
                    o    Markets both proprietary and generic products in the
                         local Canadian market

                    o    Performs research and development independently and
                         through Taro Research Institute
------------------- ----------------------------------------------------------- ----------------------------------------------------

Taro U.S.A.         o    Manufactures more than 10 finished pharmaceutical      o    Dermatology: Prescription and OTC semi-solid
                         products for sale in the United States and for export       products (creams, ointments gels and liquids)

                    o    Markets both proprietary and generic products in the   o    Cardiology and Neurology: Prescription oral
                         local U.S. market                                            dosage products

                                                                                o    OTC products
                    o    Performs research and development independently and
                         through Taro Research Institute
------------------- ----------------------------------------------------------- ----------------------------------------------------


           Since January 1, 1996, we have received from the FDA forty abbreviated new drug application, or ANDA, approvals, and one new drug application, or NDA, approval, including five ANDA approvals received during 2002 and three ANDA approvals received during the first four months of 2003.

           In May 2001, we received approval from the FDA to market the first generic equivalent of Schering-Plough's Lotrisone(R) cream, which we began to sell at the end of May. According to industry sources, within a few weeks we had become the leading supplier of the generic equivalent of Lotrisone(R) cream in the United States, which we maintained throughout the remainder of 2001 and 2002. Our generic equivalent of Lotrisone(R) cream was our largest selling product and comprised approximately 16% and 19% of our consolidated sales in 2002 and 2001, respectively.

           Currently, twenty one of our ANDAs and one NDA are being reviewed by the FDA. In addition, there are multiple products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors.

THE GENERIC PHARMACEUTICAL INDUSTRY

           Generic pharmaceuticals are the chemical and therapeutic equivalents of brand-name drugs and are marketed after the patents of brand-name drugs have expired. Generic pharmaceuticals generally must undergo clinical testing that demonstrates that they are bioequivalent to their branded equivalents and are manufactured to the same standards. Proving bioequivalence generally requires data demonstrating that the generic formulation results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference drug. In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic formula falls within an acceptable range of the therapeutic effects achieved by the brand-name reference drug.

           Generic pharmaceutical products must meet the same quality standards as branded pharmaceutical products although they are sold at prices that are substantially lower than those of their branded counterparts. As a result, generic pharmaceuticals represent a much larger percentage of total drug prescriptions dispensed than their corresponding percentage of total sales. This discount tends to increase (and margins tend to decrease) as the number of generic competitors rises for a given product. Because of this pricing dynamic, companies that are among the first to develop and market a generic pharmaceutical tend to earn higher profits than companies that subsequently enter the market for that product. Furthermore, products that are difficult to develop or are intended for niche markets generally attract fewer generic competitors and therefore may offer higher profit margins than those products that attract a larger number of competitors. However, profit is influenced by many factors other than the number of competitors for a given drug or the size of the market. Depending on the actions of each of our competitors, price discounts can be just as significant for a specific product with only a few competitors or a small market, as for a product with many competitors or a large market.


           In recent years, the market for generic pharmaceuticals has grown dramatically. We believe that this growth has been driven by the following factors, among others:

          o efforts by governments, employers, third-party payors and consumers to control healthcare costs;

          o increased acceptance of generic products by physicians, pharmacists and consumers; and

          o the increasing number of pharmaceutical products whose patents have expired and are therefore subject to competition from, and substitution by, generic equivalents.

PRODUCTS

           Currently, we market more than 175 pharmaceutical products, in numerous strengths, in over 20 countries. In 2002 and 2001, four topical product groups and two oral product groups accounted for approximately 51% and 56% of our consolidated sales, respectively.

           A list of all of our products is included in our annual report to our shareholders, which was filed with the Securities and Exchange Commission on Form 6-K dated April 29, 2003. The following table represents our key product groups and the major markets in which they are sold:

                                                                     U.S.
                                                                     BRAND                  THERAPEUTIC           MAJOR        Rx/
        PRODUCT GROUPS           DOSAGE FORM                         NAME                    CATEGORY             MARKETS      OTC
------------------------- ---------------------------------- -------------------- ------------------------- --------------- --------
Amiodarone HCI            tablets                                 Cordarone(R)            Cardiovascular            U.S.        Rx

Ammonium Lactate          cream                                   Lac-Hydrin(R)            Moisturizer              U.S.        Rx/
                                                                                                                   Canada       OTC

Carbamazepine             tablets, controlled release              Tegretol(R)            Anticonvulsant            U.S.        Rx
                          tablets, chewable tablets,                                                               Canada
                          oral suspension                                                                          Israel

Clobetasol                cream, ointment, gel, topical            Temovate(R)               Topical                U.S.        Rx
Propionate                solution, emollient cream                                       Corticosteroid

Clorazepate Dipotassium   tablets                                  Tranxene(R)             Antianxiety              U.S.        Rx

Clotrimazole              cream, topical solution,                Lotrimin(R),              Antifungal              U.S.        Rx/
                          vaginal cream                         Gyne-Lotrimin(R)                                   Canada       OTC
                                                                                                                   Israel

Clotrimazole and
Betametazone              cream                                   Lotrisone(R)              Antifungal              U.S.        Rx
Dipropionate

Desonide                  cream, ointment                         Tridesilon(R)              Topical                U.S.        Rx
                                                                                          Corticosteroid

Desoximetasone            cream, ointment, gel                     Topicort(R)               Topical                U.S.        Rx
                                                                                          Corticosteroid           Canada
                                                                                                                   Israel

Diflorasone               cream, ointment                          Psorcon(R)                Topical                U.S.        Rx
Diacetate                                                                                 Corticosteroid

Econazole Nitrate         cream                                   Spectazole(R)             Antifungal              U.S.        Rx



Enalapril/Enalapril       tablets                             Vasotec(R)/ Vaseretic(R)      Cardiovascular          U.S.        Rx
Hydrochlorothiazide

Etodolac                  tablets, capsules                         Lodine(R)               Analgesic               U.S.        Rx
                                                                                                                   Canada
                                                                                                                   Israel

Etodolac XL               extended release tablets, capsules      Lodine XL(R)              Analgesic               U.S.        Rx
                                                                                                                   Israel

Fluocinonide              cream, ointment, gel, topical             Lidex(R)                 Topical                U.S.        Rx
                          solution, emollient cream                                       Corticosteroid           Canada
                                                                                                                   Israel

Hydrocortisone
Valerate                  cream, ointment                          Westcort(R)               Topical                U.S.        Rx
                                                                                          Corticosteroid

Hydrocortisone            cream, ointment                         Cortizone(R)              First Aid               U.S.        OTC
                                                                                                                   Canada
                                                                                                                   Israel

                                                                     U.S.
                                                                     BRAND                  THERAPEUTIC           MAJOR        Rx/
        PRODUCT GROUPS           DOSAGE FORM                         NAME                    CATEGORY             MARKETS      OTC
------------------------- ---------------------------------- -------------------- ------------------------- --------------- --------
Ketoconazole              tablets, cream                           Nizoral(R)               Antifungal              U.S.        Rx

Malathion                 lotion                                    Ovide(R)               Pediculicide             U.S.        Rx

Nystatin                  cream, ointment, oral suspension,       Mycostatin(R)             Antifungal              U.S.        Rx/
                          vaginal cream                                                                            Canada       OTC
                                                                                                                   Israel

Salicyclic Acid and
Urea                      ointment                                  Kersal(R)               Exfoliating             U.S        OTC
                                                                                            Moisturizer           Canada

Triamcinolone Acetonide   cream, ointment, dental paste,            Kenalog(R)               Topical                U.S.        Rx
                          dental paste with lidocane                                       Corticosteroid         Canada
                                                                                                                  Israel

Warfarin Sodium           tablets                                   Coumadin(R)            Anticoagulant            U.S.        Rx
                                                                                                                  Canada
                                                                                                                  Israel

           Topical corticosteroids are used in the treatment of some dermatologic conditions (including psoriasis, eczema and various types of skin rashes). Antifungals are used in the treatment of some infections (including athlete's foot, ringworm and vaginal yeast infections). Anticonvulsants are used in the treatment of various seizure disorders (including epilepsy). Cardiovascular products are used in the treatment of heart disease. There are several categories of cardiovascular drugs, including anticoagulants, antihypertensive and antiarrhythmics. Anticoagulants are blood thinners used in the treatment of heart disease and stroke associated with heart disease.

SALES AND MARKETING

           In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force. In other countries, we sell through agents and other distributors. Our sales force is supported by our customer service and marketing employees.

           The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

                                     2002                               2001                               2000
                                     ----                               ----                               ----

                         IN THOUSANDS    % OF OUR TOTAL     IN THOUSANDS    % OF OUR TOTAL    IN THOUSANDS     % OF OUR TOTAL
                                              SALES                              SALES                             SALES
                       ----------------- ---------------- ----------------- ---------------- ---------------- -----------------

U.S.A..............            $183,857        87%                $123,762        83%                $84,569        81%

Israel.............              11,809        5%                   13,690        9%                  11,569        11%

Canada.............              12,819        6%                    8,968        6%                   5,706         6%

Other..............               3,096        2%                    2,810        2%                   1,953         2%
                                  -----        -                     -----        -                    -----         -

Total..............            $211,581       100%                $149,230       100%               $103,797        100%
                                =======       ====                 =======       ====                =======        ====


           In 2002, sales in the United States accounted for approximately 87% of our total consolidated sales. In addition to marketing prescription drugs, Taro U.S.A. markets its OTC products primarily as store brands under its customers' labels to wholesalers, drug chains, food chains and mass merchandisers. During 2002, we sold to approximately 205 customers in the United States. The following table represents sales to our three largest wholesale customers as a percent of consolidated sales during the last three years:

--------------------------------------------------- ------------------------ ------------------------- -------------------------
CUSTOMER                                                     2002                      2001                      2000
--------------------------------------------------- ------------------------ ------------------------- -------------------------
AmerisourceBergen Corporation                                 22%                      13%                        8%
--------------------------------------------------- ------------------------ ------------------------- -------------------------
McKesson Corporation                                          12%                      15%                       18%
--------------------------------------------------- ------------------------ ------------------------- -------------------------
Cardinal Health, Inc.                                         9%                        9%                        7%
--------------------------------------------------- ------------------------ ------------------------- -------------------------


           The following table sets forth the contributions to sales by each type of customer of Taro U.S.A. in 2002:


                                                                PERCENTAGE OF
           CUSTOMER TYPE                                      CONSOLIDATED SALES
           -------------                                      ------------------

           Drug wholesalers...................................     51%

           Drug store chains..................................     15%

           Generic drug distributors..........................      8%

           Mass merchandisers food and retail chains..........      9%

           Managed care organizations.........................      4%

           In 2002, sales in Israel accounted for approximately 5% of our total consolidated sales. The marketing and distribution of prescription pharmaceuticals and OTC products in Israel is monitored closely by the Israeli government and is dominated by institutions that are similar to health maintenance organization in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups.

           All pharmaceutical products sold in Israel are subject to price controls. Permitted price increases are enacted by the Israeli government as part of a formal review process. In addition, recently enacted parallel import regulations are expected to further increase pressure within the industry to lower prices on prescription products. There are no restrictions on the import of pharmaceuticals, provided that they comply with registration requirements of the Israeli Ministry of Health.

           In Israel, the pharmaceutical market is divided into two market segments: (i) the private market, which includes drug store chains, private pharmacies and wholesalers; and (ii) the institutional market, which includes Kupat Holim Klalit or Kupat Holim (the largest health fund in Israel), the Israel Ministry of Health and other health insurance groups.

           The following table sets forth the contributions to sales by each type of customer of Taro Israel in 2002:

                                                                PERCENTAGE OF
           CUSTOMER TYPE                                     CONSOLIDATED SALES
           -------------                                     ------------------

           Private market.................................            2%

           Institutional market...........................            2%

           Other..........................................            1%

           In 2002, sales in Canada accounted for approximately 6% of our total consolidated sales. Taro Canada has approximately 4,500 customers, which consist primarily of independent pharmacies.

           The following table sets forth the contributions to sales by each type of customer of Taro Canada in 2002:

                                                                PERCENTAGE OF
           CUSTOMER TYPE                                      CONSOLIDATED SALES
           -------------                                      ------------------

           Drug wholesalers...................................        4%

           Hospitals and provincial governments...............        1%

           Drug chains, independent pharmacies and others.....        1%

           As a result of our sales growth during the past five years, especially in North America, we have expanded the production capacity of our Israel, U.S. and Canadian operations. In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner. In 2000, 2001 and 2002, our production capacity increased significantly as a result of our investment in capital equipment and an increase in our number of manufacturing personnel. As a result, in each of 2000, 2001 and 2002, backorders generally represented less than one percent (1%) of our annualized consolidated sales.

COMPETITION AND PRICING

           The pharmaceutical industry is intensely competitive. We compete with the original manufacturers of the brand-name equivalents of our generic products, other generic drug manufacturers (including brand-name companies that also manufacture generic drugs), and manufacturers of new drugs that may compete with our generic drugs. Many of our competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have.

           Historically, brand-name drug companies have attempted to prevent generic drug manufacturers from producing certain products and to prevent competing generic drug products from being accepted as equivalent to their brand-name products. We expect such efforts to continue in the future. Also, some brand-name competitors, in an attempt to participate in the generic drug sales of their branded products, have introduced generic equivalents of their own branded products, both prior and subsequent to the expiration of their patents or FDA exclusivity periods for such drugs. These competitors have also introduced generic equivalents of brand-name drug products other than their own.

           In the United States, we compete with such brand-name manufacturers as Novartis, Schering-Plough, Medicis Pharmaceutical, GlaxoSmithKline and Bristol-Myers Squibb, as well as with generic companies such as Alpharma, Altana, Barr Laboratories, Clay Park Labs, Geneva Pharmaceuticals, Mylan Laboratories, Teva Pharmaceuticals U.S.A. and Warrick Pharmaceuticals.

           We compete in the Canadian market with Hoffmann-La Roche, Schering Canada, Novartis, GlaxoSmithKline, Medicis Canada, Bayer and Bristol-Myers Squibb Canada, as well as with other manufacturers of generic products, such as Apotex, Novopharm Limited (Teva), Technilab, GenPharm and Pharmascience.

           Pricing in Canada is established in part by competitive factors and in part by Canadian formulary price lists published by the Canadian provinces to which manufacturers must adhere over the course of each year with respect to products that may be submitted for reimbursement by the provincial governments.

           In Israel, we compete with Teva Pharmaceutical Industries Ltd., Agis Industries (1983) Ltd., Dexon and Rafa, among others. In addition, many leading multinational companies, including Bayer, Eli Lilly, Merck and Pfizer, market their products in Israel.

           In Israel, the government establishes the prices for pharmaceutical products as part of a formal review process. In addition, recently enacted parallel import regulations are expected to further increase pressure within the industry to lower prices. There are no restrictions on the import of pharmaceuticals provided that they comply with registration requirements of the Israeli Ministry of Health.

MANUFACTURING AND RAW MATERIALS

           We currently manufacture finished pharmaceutical products at our government approved facilities in the United States, Canada and Israel and active pharmaceutical ingredients at our facilities in Israel. Due to the continued growth of sales of our products, we have been expanding these facilities, our related research and development and warehousing facilities and we are continuing to do so.

           For the manufacture of our finished dosage form pharmaceutical products, we use pharmaceutical chemicals that we either produce ourselves or purchase from chemical manufacturers in the open market globally. Substantially all of such chemicals are obtainable from a number of sources, subject to regulatory approval. However, we purchase certain raw materials from single source suppliers. Obtaining the regulatory approvals required to add alternative suppliers of such raw materials for products sold in the United States or Canada may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving such regulatory approvals will not have a material adverse effect upon our business. However, we may become unable to sell certain products in the United States or Canada pending approval of one or more alternate sources of raw materials.

           We synthesize the active pharmaceutical ingredient used in some of our key products, including our warfarin sodium tablets, our carbamazepine products and our clorazepate dipotassium tablets. We plan to continue the strategic selection of active pharmaceutical ingredients for synthesis in order to maximize the advantages from this scientific capability.

INDUSTRY PRACTICES RELATING TO WORKING CAPITAL ITEMS

           Certain customary industry selling practices affect our supply of working capital, including:

          o rendering favorable payment terms to customers in connection with such customers' purchase of a product in higher volumes than such customers would routinely purchase within their normal buying cycle; and

          o the discounting of selling prices through the issuance of free products as well as other incentives within a specified time frame if a customer purchases more than a specified threshold of a product.

           Industry standards require that pharmaceutical products be made available to customers from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand adequately, we strive to maintain sufficiently high levels of inventories. The growth of our sales in the past few years has resulted in higher levels of inventory in anticipation of additional business for new products and from new customers, the exact timing of which cannot be accurately determined.

GOVERNMENT REGULATION

           We are subject to extensive pharmaceutical industry regulation in the United States, Canada, Israel and other jurisdictions, and may be subject to future legislative and other regulatory developments concerning our products and the healthcare field generally. Any failure by us to comply with applicable policies and regulations of any of the numerous authorities to that regulate our industry could have a material adverse effect on our results of operations.

           In the United States, Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed. Furthermore, each country requires approval of manufacturing facilities, including adherence to good manufacturing practices during the production and storage of pharmaceutical products. As a result, we have had periodic inspections of our facilities and records. For example, Taro Canada was inspected by the FDA in 1995, 1996, 1998 and 2001 and our facilities in Haifa Bay, Israel were inspected by the FDA in 1996, 1997, 1999 and 2002 and by the United Kingdom Medicines Control Agency, or MCA, in 1997 and 1999.

           Regulatory authorities in each country also have extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force the recall of and prohibit the sale or import of non-complying products and halt the operations of and criminally prosecute and fine non-complying manufacturers. These regulatory authorities also have the power to revoke approvals previously granted and remove from the market previously approved drug products.

           In the United States, Canada, Israel and other jurisdictions, we, as well as other manufacturers of drugs, are dependent on obtaining timely approvals for products. The approval process in each country has become more rigorous and costly in recent years. There can be no assurance that approvals will be granted in a timely manner or at all. In the United States, Canada, Israel and other jurisdictions, the procedure for drug product approvals, if such approval is ultimately granted, generally takes longer than one year. Inability or delay in obtaining approvals for our products could adversely affect our product introduction plans and our results of operations.

           In the United States, any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a "new drug" which requires FDA approval. Approval is obtained, either by the submission of an ANDA or an NDA. If the "new drug" is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA is required.

           We generally receive approval for generic products by submitting an ANDA to the FDA. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it may require bioavailability and/or bioequivalence studies. "Bioavailability" is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. "Bioequivalence" compares the bioavailability of one drug product with another and, when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body or on the skin are substantially equivalent to the previously approved brand-name reference drug. An ANDA may be submitted for a drug on the basis that it is bioequivalent to a previously listed drug, contains the same active ingredient, has the same route of administration, dosage form, and strength as the listed drug, and otherwise complies with legal and regulatory requirements. There can be no assurance that approval for ANDAs can be obtained in a timely manner, or at all. ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product is therapeutically equivalent or bioequivalent to the brand-name reference drug. Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference drug. In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic formula falls within an acceptable range of the therapeutic effects achieved by the brand-name reference drug. Approval of an ANDA, if granted, generally takes more than one year from the submission of the application.

           Products resulting from our proprietary drug program may require us to submit an NDA to the FDA. When processing an NDA, the FDA generally requires, in addition to the ANDA requirements (except for bioequivalence), complete pharmacological and toxicological studies in animals and humans to establish the safety and efficacy of the drug. However, the clinical studies required prior to the NDA submission are both costly and time consuming, and often take five to seven years or longer, depending, among other factors, on the nature of the chemical ingredients involved and the indication for which the approval is sought. Approval of an NDA, if granted, generally takes at least one year from the submission of the application to the FDA.

           Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP, as defined in the U.S. Code of Federal Regulations. The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products. In complying with the standards set forth in the cGMP regulations, a manufacturer must expend time, money and effort in the areas of production and quality control to ensure full compliance.

           If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an "unacceptable supplier" and thereby disqualifying the company from selling products to federal agencies and (v) pursuing a consent decree or court action that limits company operations or imposes monetary fines. We believe that we are currently in substantial compliance with cGMP.

           In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalents in Israel and Canada, and the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, receipt and handling procedures and security to prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production and distribution process.

           In May 1992, the Generic Drug Enforcement Act of 1992, or the Generic Act, was enacted. The Generic Act, a result of legislative hearings and investigations into the generic drug approval process, allows the FDA to impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process. In some situations, the Generic Act requires the FDA not to accept or review for a period of time ANDAs from a company or an individual that has committed certain violations. It also provides for temporary denial of approval of applications during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, provides for the suspension of the marketing of approved drugs by the affected company.

           Lastly, the Generic Act allows for civil penalties and withdrawal of previously approved applications. To our knowledge, neither we nor any of our employees has ever been subject to debarment.

           The review process in Canada and Israel is substantively similar to the review process in the United States.

ENVIRONMENTAL COMPLIANCE

           We believe that we are currently in compliance with all applicable environmental laws and regulations in Canada and the United States. In Israel, in light of the continued expansion of our Haifa Bay facility and an enhanced general enforcement program instituted by the Israeli Ministry of the Environment, we have taken steps to improve our waste water treatment facility and plan to further upgrade our facility in accordance with a plan submitted to the Ministry. The cost of this program is not anticipated to have a material adverse effect on our business or operations.

           C. ORGANIZATIONAL STRUCTURE

           The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984 we changed our name to Taro Vit Industries Ltd., and in 1994 we changed our name to Taro Pharmaceutical Industries Ltd.

           The following is a list of our principal subsidiaries and countries of incorporation:


NAME OF SUBSIDIARY                                   COUNTRY OF INCORPORATION
------------------                                   ------------------------

Taro Research Institute Ltd.                             Israel

Taro International Ltd.                                  Israel

Taro Pharmaceuticals U.S.A., Inc.                        United States

Taro Pharmaceuticals Inc.                                Canada

Taro Pharmaceuticals North America, Inc.                 Cayman Islands

Taro Pharmaceuticals (UK) Ltd.                           United Kingdom

Taro Pharmaceuticals International B.V.                  The Netherlands

Taro Hungary Kft.                                        Hungary

Taro Pharmaceuticals Canada, Ltd.                        Canada

Thames Pharmaceuticals, Inc.                             United States

Taro Pharmaceuticals Ireland Ltd.                        Ireland

See Note 2c to our consolidated financial statements included elsewhere in this annual report for information regarding the ownership of our subsidiaries.

           D. PROPERTY, PLANTS AND EQUIPMENT

           The following is a list of our facilities as of April 1, 2003:

                               SQUARE
LOCATION                       FOOTAGE          MAIN USE                                          OWN/LEASE
--------                       -------          --------                                          ---------
Haifa Bay, Israel               150,000      Pharmaceutical manufacturing, production               Own
                                             laboratories, offices and warehousing

Haifa Bay, Israel                75,000      Chemical production, including tank                    Own
                                             farm and chemical finishing plant

Haifa Bay, Israel                40,000      Research facility                                      Own

Haifa Bay, Israel                 5,000      Finished goods warehouse                              Lease

Haifa Bay, Israel                10,000      Warehouse, maintenance                                Lease

Yakum, Israel                    15,000      Administrative offices                                Lease

Brampton, Canada                 68,000      Pharmaceutical manufacturing and                       Own
                                             production laboratories

Brampton, Canada                 74,000      Laboratories and administration                       Own

Brampton, Canada                 75,400      Administration and warehousing                        Lease

Hawthorne, New York              42,000      Administrative offices                                Lease


                               SQUARE
LOCATION                       FOOTAGE          MAIN USE                                          OWN/LEASE
--------                       -------          --------                                          ---------
Hawthorne, New York              90,000      Warehousing                                           Lease

Hawthorne, New York              37,000      Research laboratory and administrative                 Own
                                             offices
Hertford, United Kingdom          1,250      Administrative offices                                Lease

Ronkonkoma, New York             50,000      Pharmaceutical manufacturing, production              Lease
                                             laboratories and warehousing

Budapest, Hungary                 1,250      Administrative offices                                Lease

Roscrea, Ireland                124,000      Pharmaceutical manufacturing, research                 Own
                                             laboratories and warehousing


           Our plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of approximately 275,000 square feet. We lease much of the land underlying these facilities from the Israel Land Authority pursuant to long-term ground leases that expire between 2009 and 2049. We have the option to renew each lease for an additional 49 years. We also lease approximately 15,000 square feet of adjacent space in Haifa Bay pursuant to two separate leases. The first is for ten years, which commenced in January 2001, with an option to purchase this property at the termination of the lease. The second is for five years, which commenced in September 1997, with an option to renew this lease for two additional one-year terms. For additional information, please refer to Note 6 to our consolidated financial statements included elsewhere in this annual report.


           Since December 2001, we have purchased approximately 238,000 square feet of property adjacent to the Haifa Bay plant for expansion of our manufacturing and warehouse facilities. We lease approximately 15,000 square feet of space in a facility located in Yakum, Israel, which is used for administrative and marketing offices.

           In February 2002, Taro Canada purchased 74,000 square feet of space that we had leased since March 1997 adjacent to the main 68,000 square foot manufacturing facility, which we own, in Brampton, Canada. In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, for a period of five years, with renewal options, which can extend the lease period for an additional twenty years.

           In August 2002, Taro U.S.A. purchased a 32% interest in a 123,713 square foot building in which it will locate its U.S. research operations for approximately $4.4 million. The U.S. subsidiary has two options exercisable at two different times to purchase the remainder of the building, approximately 86,000 square feet, for an additional amount of $9.3 million.

           In addition, Taro U.S.A. leases approximately 130,000 square feet of office and warehouse space in Hawthorne, New York pursuant to two leases. One lease, for approximately 100,000 square feet, expires in July 2007 and the other lease, for approximately 30,000 square feet, is for a one-year term with an option to renew for an additional one-year term.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.         OPERATING RESULTS


           The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2002 and as of December 31, 2002 and 2001, which are included elsewhere in this annual report.

OVERVIEW


           We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products, as well as active pharmaceutical ingredients, primarily in the United States, Canada and Israel. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Canada and Taro U.S.A.

           We generate most of our revenues from the sales of prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers. In 2002, 2001 and 2000, AmerisourceBergen Corporation, a major drug wholesaler and currently our largest customer, accounted for approximately 22%, 13%, and 8% of our consolidated sales, respectively.

           We also sell active pharmaceutical ingredients to unaffiliated customers around the world. Sales of active pharmaceutical ingredients to third parties have historically represented less than 2% of consolidated revenues. Our primary reason for manufacturing active pharmaceutical ingredients is to support our pharmaceutical manufacturing operations.

           Due to increased competition from other generic pharmaceutical manufacturers as they gain regulatory approvals to manufacture generic products, selling prices and related profit margins tend to decrease as products mature.

Thus, our future operating results are dependent on, among other factors, our ability to introduce new products.

           In 2002 and 2001, sales of six product lines contributed approximately 51% and 56% of our consolidated sales, respectively. These six product lines include four topical product families and two oral product families. Clotrimazole and Betamethasone Dipropionate Cream, our generic equivalent of Lotrisone(R) cream, which we introduced to the marketplace in May 2001, contributed approximately 16% and 19% to our consolidated sales during 2002 and 2001, respectively.

           Our sales of these and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution of these six and other product lines to our total revenues may increase or decrease in the future.

           Cost of goods sold consists of direct costs and allocated costs. Direct costs consist of raw material, packaging material and direct labor identified with a specific product. Allocated costs are costs not associated with a specific product. However, since the allocation of various elements of overhead to individual products or product lines is therefore arbitrary, it is not practical to determine the specific amount or percentage of our profits that may be attributed to any individual product or product line, including our generic equivalent of Lotrisone(R) cream.

           Certain customary industry selling practices affect our supply of working capital, including:

o our granting favorable payment terms to customers in connection with their purchasing higher volumes of a product than they would routinely purchase within their normal buying cycle; and

o our discounting selling prices through the issuance of free goods as well as other incentives within a specified time frame if a customer purchases more than a specified amount of a product.

           For example, the payment terms that we typically provide to our U.S. customers vary from 30 to as many as 90 days, with the longer terms typically allowed to customers purchasing higher volumes of a product. Similarly, the discounts that we offer may range from two to ten percent (2-10%), with the higher discounts offered in connection with larger sales.

           Industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis. Therefore, in order to adequately accommodate market demand, we try to maintain adequate levels of inventories. The growth of our sales in the past few years has resulted in higher levels of inventory in anticipation of additional business for new products and from new customers, the exact timing of which cannot be determined accurately.

SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES


           U.S. GAAP. Our financial statements are prepared in accordance with accounting principles, and audited annually in accordance with auditing standards, generally accepted in the United States. A discussion of the significant accounting policies, which we follow in preparing our financial statements, is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report. The following is a summary of certain principles that have a substantial impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results:

           REVENUE RECOGNITION. When we recognize and record revenue from the sale of our pharmaceutical products, we simultaneously record an estimate of various costs, which reduce product sales. These costs include our estimates of product returns, rebates, chargebacks and other sales allowances. In addition, we may record allowances for shelf-stock adjustments when appropriate. We base our estimates for these sales allowances on a variety of factors, including actual return experience of products returned and other products, rebate agreements for each product and estimated sales by our wholesale customers to other third parties who have contracts with us. Actual experience associated with any of these items may differ materially from our estimates. We conduct a review of the factors that influence our estimates periodically. When we find that actual product returns, credits and other allowances differ from our established reserves we make the necessary adjustments.

           FUNCTIONAL AND REPORTING CURRENCY. A majority of our revenues is generated, and a substantial portion of our expenses are incurred, in U.S. dollars. Hence, the U.S. dollar is our functional and reporting currency and monetary accounts maintained in other currencies are re-measured into dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board.

           USE OF ESTIMATES. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate, on an ongoing basis, our estimates, including those related to bad debts, income taxes and contingencies. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates may vary under different conditions.

           DEFERRED TAXES. With respect to the tax benefit resulting from our public offering, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would not increase income in the period such determination was made. However, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. For additional analysis of tax issues, please refer to Note 16 of our consolidated financial statements included elsewhere in this annual report.

RESULTS OF OPERATIONS

           The following table sets forth, for the periods indicated, selected items from our consolidated statement of income as a percentage of total sales:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       -----------------------
                                                                              2002               2001               2000
                                                                              ----               ----               ----
       STATEMENT OF INCOME DATA:
       Sales......................................................              100%              100%               100%
       Cost of sales..............................................               38                37                 40
                                                                                 --                --                 --
       Gross profit...............................................               62                63                 60
       Operating expenses:
           Research and development, net..........................               12                13                 14
           Selling, marketing, general and administrative.........
                                                                                 25                28                 31
                                                                                 --                --                 --
                  Total operating expenses........................               37                41                 45
       Operating income...........................................               25                22                 15
       Financial expenses, net....................................                -                 2                  4
       Other income, net..........................................               -                  -                  -
       Income before taxes on income..............................               25                20                 11
       Taxes on income............................................                4                 3                  2
                                                                                  -                 -                  -
       Minority interest in earnings of a subsidiary..............
                                                                                 -                  -                  -
                                                                                ---               ---                 --
       Net income.................................................               21%               17%                 9%
                                                                                ====              ====                ===


YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001


           SALES. Sales increased $62.0 million, or 42%, from $149.2 million in 2001 to $211.6 million in 2002. Of such increase, $7.6 million, or 4%, was attributable to the sale of products that we introduced in 2002. The balance of such increase was attributable to increased sales of products which were sold in both 2001 and 2002, including Clotrimazole and Betamethasone Dipropionate Cream, our generic version of Lotrisone(R), which we began to sell in May 2001. Sales in the United States increased $60.1 million, or 49%, from $123.8 million in 2001 to $183.9 million in 2002. Sales in Canada increased by $3.8 million, or 44%, from $9.0 million in 2001 to $12.8 million in 2002. Sales in Israel and other international markets decreased $1.6 million, or 10%, from $16.5 million in 2001 to $14.9 million in 2002. The products introduced during the year in the United States were Amcinonide Cream, Ketoconazole Cream and Econazole Nitrate Cream.

           COST OF SALES. Cost of sales increased $24.8 million, or 45%, from $54.7 million in 2001 to $79.5 million in 2002 as a result of the increase in sales described above.

           GROSS PROFIT. Gross profit increased $37.6 million, or 40%, from $94.5 million in 2001 to $132.1 million in 2002. Gross profit margin declined from 63% in 2001 to 62% in 2002. The decrease in gross margin in 2002 reflects a higher level of OTC product sales and a competitive environment for certain products, which was offset by increased volume for other products.

           RESEARCH AND DEVELOPMENT. Net R&D expenses increased $6.8 million, or 35%, from $19.6 million in 2001 to $26.4 million in 2002. R&D expenses comprised 12% and 13% of sales in 2002 and 2001, respectively. The increase in R&D expenses during 2002 was the result of expanding our research facilities, recruiting additional scientists and pursuing more projects.

           SELLING, MARKETING, GENERAL AND ADMINISTRATIVE. SG&A increased $10.4 million, or 25%, from $42.1 million in 2001 to $52.5 million in 2002. Our SG&A expenses as a percentage of sales declined from 28% in 2001 to 25% in 2002. Selling and marketing expenses increased $0.8 million, or 4%, from $19.2 million in 2001 to $20.0 million in 2002. General and administrative expenses increased $9.7 million, or 43%, from $22.8 million in 2001 to $32.5 million in 2002, primarily due to investments in personnel, facilities and infrastructure necessary to accommodate continued growth and expansion in both the United States and international markets.

           OPERATING INCOME. Operating income increased $20.5 million, or 62%, from $32.8 million, or 22% of sales, in 2001 to $53.3 million, or 25% of sales, in 2002. The increase was primarily the result of increased sales and improved SG&A margin.

           FINANCIAL EXPENSES. Financial expenses consist of interest expense and income, bank credit line maintenance fees and impact of currency fluctuations. Net financial expenses decreased $2.4 million, or 92%, from $2.6 million in 2001 to $0.2 million in 2002. The decrease is primarily the result of interest income realized from the high cash balance maintained during 2002. This income nearly offset most of the company's cost of borrowing.

           TAXES ON INCOME. Due to a higher level of pre-tax income, our tax expense increased $4.0 million, or 91%, from $4.4 million in 2001 to $8.4 million in 2002, with the effective tax rate increasing from 14% in 2001 to 16% in 2002.

           NET INCOME. Our net income increased $18.6 million from $26.0 million in 2001 to $44.6 million in 2002, an increase of 71%, based on the factors cited above.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000


           SALES. Sales increased $45.4 million, or 44%, from $103.8 million in 2000 to $149.2 million in 2001. Of such increase, $31.8 million, or 70%, was attributable to the sale of products that we introduced in 2001. The balance of such increase was attributable to increased sales of products that were sold in both 2000 and 2001. Sales in the United States increased $39.2 million, or 46%, from $84.6 million in 2000 to $123.8 million in 2001. Sales in Canada increased by $3.3 million, or 58%, from $5.7 million in 2000 to $9.0 million in 2001. Sales in Israel and other international markets increased $3.0 million, or 22%, from $13.5 million in 2000 to $16.5 million in 2001. The most significant products introduced in the United States during the year were: Clotrimazole and Betamethasone Dipropionate Cream, Amiodarone Hydrochloride Tablets, Enalapril Maleate Tablet and Enalapril Maleate and Hydrochlorothiazide Tablets.

           COST OF SALES. Cost of sales increased $13.5 million, or 33%, from $41.2 million in 2000 to $54.7 million in 2001. Cost of sales grew at a slower pace than sales due to the introduction of new products and increased manufacturing efficiency.

           GROSS PROFIT. Gross profit increased $31.9 million, or 51%, from $62.6 million in 2000 to $94.5 million in 2001. Gross profit margin improved from 60% in 2000 to 63% in 2001. The increase in gross margin in 2001 reflects higher sales volume, reduction in unit production costs and an increased contribution from new products that traditionally exhibit higher profit margin.

           RESEARCH AND DEVELOPMENT. Net R&D expenses increased $5.0 million, or 34%, from $14.6 million in 2000 to $19.6 million in 2001. R&D expenses comprised 13% of sales in 2001 and 14% of sales in 2000. The increase in R&D expenses during 2001 was the result of expanding our research facilities, recruiting additional scientists and pursuing more projects.

           SELLING, MARKETING, GENERAL AND ADMINISTRATIVE. SG&A increased $10.2 million, or 32%, from $31.9 million in 2000 to $42.1 million in 2001. Our SG&A expenses as a percentage of sales were 29% in 2001 and 31% in 2000. Selling and marketing expenses increased from $13.6 million in 2000 to $19.3 million in 2001 primarily due to promotion initiatives in relation to the introduction of new products. General and administrative expenses increased $4.5 million, or 25%, from $18.3 million in 2000 to $22.8 million in 2001, primarily due to investments in personnel and infrastructure necessary to accommodate continued growth and expansion in international markets.

           OPERATING INCOME. Operating income increased $16.7 million, or 104%, from $16.1 million in 2000 to $32.8 million in 2001. The increase was primarily the result of increased sales and improved gross margins.

           FINANCIAL EXPENSES. Net financial expenses decreased $1.3 million, or 33%, from $3.9 million in 2000 to $2.6 million in 2001. While our outstanding indebtedness increased to $55.3 million at December 31, 2001 from $44.6 million at December 31, 2000, a greater portion of our debt was long-term and therefore effective interest rates on our borrowings were lower in 2001 than in 2000. We also realized a financial gain, which offset some of the expenses, due to our significant cash position during the fourth quarter resulting from our successful public offering, positive cash flows from operations, decrease in interest rates and favorable foreign currency exchanges.

           TAXES ON INCOME. Income tax expenses increased $1.9 million, or 76%, from $2.5 million in 2000 to $4.4 million in 2001, with the effective tax rate decreasing to 14% from 20% in the prior year.

           NET INCOME. Our net income increased $16.0 million from $10.0 million in 2000 to $26.0 million in 2001, an increase of 160%, based on the factors cited above.


IMPACT OF INFLATION, DEVALUATION, (APPRECIATION) AND EXCHANGE RATES ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

           We conduct manufacturing, marketing and research and development operations primarily in Israel, Canada and the United States. As a result, we are subject to risks associated with fluctuations in the rates of inflation and foreign exchange in each of these countries.

           The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

                                 RATE OF                  RATE OF DEVALUATION             RATE OF EXCHANGE
           YEAR                  INFLATION                    (APPRECIATION)              OF U.S. DOLLAR
                                                            AGAINST U.S. DOLLAR
-----------------------------------------------------------------------------------------------------------------------------------
                       Israel         Canada          Israel           Canada          Israel          Canada
                       ------         ------          ------           ------          ------          ------
       1998              8.6%          1.9%           17.6%              7.3%           4.16           1.53

       1999              1.3%          2.6%           (0.2%)            (5.9%)          4.15           1.44

       2000              0.0%          3.2%           (2.7%)             3.9%           4.04           1.50

       2001              1.4%          0.7%            9.3%              6.2%           4.42           1.59

       2002              6.5%          3.9%            7.2%             (1.2)%          4.74           1.58


B.         LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY


           Cash and cash equivalents were $130.7 million at December 31, 2002 as compared to $150.7 million at December 31, 2001. The two major reasons for this $20.0 million decrease were the acquisition of the assets of Thames Pharmacal Company, Inc. and our facilities expansion programs. The increase in sales caused trade accounts receivable to increase by 68%, to $69.0 million at December 31, 2002, from $41.1 million at year-end 2001. Inventory levels increased 46% from December 31, 2001 to December 31, 2002, primarily to support increased sales. Shareholders' equity increased from $218.4 million at December 31, 2001 to $269.1 million at December 31, 2002, principally due to net income contribution to retained earnings and tax benefits related to the exercise of stock options.

           We generated cash from operations amounting to $29.6 million for the year ended December 31, 2002 as compared to $27.4 million in the prior year. The increase in cash from operations is the result of increases in net income, amortization and depreciation, which were partially offset by other working capital items.

           Our long-term debt (including current maturities of $8.0 million) outstanding as of December 31, 2002 was approximately $55.1 million and was comprised of the following:

o    bonds payable of $20.7 million;

o    obligations of $29.7 million under a bank credit agreement;

o mortgage payable of $3.9 million; and o capital lease obligations of $0.8 million.

                     The bonds are not transferable or traded by us, but may be transferred by the bondholders," and are secured by floating charges placed on all of our assets other than on the shares of our non-Israeli subsidiaries. The bonds are either linked to the Israeli consumer price index, or CPI, and bear interest of 8.25% or linked to the U.S. dollar and bear interest at varying interest rates between LIBOR +2% to LIBOR +3% per year and are for a term of approximately ten years. We have a contract to hedge our exposure to CPI fluctuations in Israel. Under the bond agreements, our debt to equity ratio may not be greater than 2:1 and our current ratio may not be lower than 1:1. Our bank credit agreements contain similar financial covenants. We are currently in compliance with these covenants.

           We anticipate that our operating cash flow, together with available borrowings under our credit facilities and cash balances, will be sufficient to meet all of our working capital, capital expenditure and interest requirements for both the short term and the foreseeable future. As for commitments for future capital expenditures please see Note 6(f) to our consolidated financial statements included elsewhere in this annual report.

CAPITAL EXPENDITURES


           We invested $43.2 million in the year ended December 31, 2002 and $19.3 million in the year ended December 31, 2001 in capital equipment and facilities. These investments principally related to expanding and upgrading our research and development laboratories and our pharmaceutical and chemical manufacturing facilities in Israel, Canada and the United States and maintaining compliance with cGMP, while increasing manufacturing capacity. In addition to facility-related investments, we also acquired certain manufacturing and packaging equipment that should increase production capacity. We also continued to upgrade our information systems infrastructure, allowing for more efficient production scheduling and enhanced inventory analysis. See Note 6 to our consolidated financial statements included elsewhere in this annual report for an analysis of property, plant and equipment activity in 2002.

TAX MATTERS


           TAX LOSS CARRYFORWARD AND EFFECTIVE TAX RATES

           As of December 31, 2002, on an unconsolidated basis, we had an available tax loss carryforward of $1.4 million in Israel, $3.3 million in the United Kingdom and $59.2 million in the United States. The loss carryforward in the United States resulted from the exercise of certain options during 2001. Our consolidated effective tax rates were 16%, 14% and 20% in 2002, 2001 and 2000, respectively.

           APPROVED ENTERPRISE STATUS IN ISRAEL

                  Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, our facilities in Israel have received Approved Enterprise status from the Israel Investment Center, which entitles us to receive certain tax benefits. We have elected to receive an alternative package of benefits under the Law for Encouragement of Capital Investments. We have received four approvals granting us an alternative package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and we will be eligible for a reduced tax rate of between 10% to 15% for an additional two years (taking into account the time limits imposed by the Law for Encouragement of Capital Investments, 1959). Under the second approval, our undistributed income derived from another Approved Enterprise will be exempt from corporate tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of between 10% to 15% for an additional eight years. Under the third approval (benefit period starting 2003) and the fourth approval, our undistributed income derived from the third and fourth Approved Enterprises will be exempt from corporate tax for a period of two years following implementation of the plan. We will be eligible for a reduced tax rate of between 10% to 15% for an additional eight years thereafter. As a result, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli tax rate.

C.      RESEARCH AND DEVELOPMENT, PATENTS, TRADE MARKS AND LICENSES


           Most of our sales are derived from products that are the result of our own research and development. We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

           In 1991, we formed Taro Research Institute Ltd., or the Institute, for the purpose of consolidating our pharmaceutical and chemical research activities. The Institute coordinates all of our research and development activities on a global basis.

           Recruiting talented scientists is essential to the success of our research and development programs. Approximately 20% of our employees work in our worldwide research and development programs. More than 58 of our scientists hold either M.D. or Ph.D. degrees.

           We currently conduct research and development in three principal areas:

o generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, capsules, injectables, suspensions, solutions, creams and ointments) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired;

o proprietary pharmaceuticals and delivery systems, in which we are developing T-2000 and products utilizing the NonSpil(TM) delivery system; and

o organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

GENERIC PHARMACEUTICALS


           In 2002, we received multiple product approvals in Canada, Israel and the United States. The following table sets forth the approvals in the United States by the FDA during 2002:

GENERIC NAME                                    BRAND NAME EQUIVALENT

Amiodaron Tablets 100mg, 400mg                        Cordarone(R)
Amcinonide Cream                                      Cyclocort(R)
Ketoconazole Cream                                    Nizoral(R)
Econazole Nitrate Cream                               Spectazole(R)
Loratadine Syrup*                                     Claritin(R)

* Tentative approval

           Currently, 21 of our ANDAs and 1 NDA are being reviewed by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors.

PROPRIETARY TECHNOLOGIES


           T-2000

           We are currently conducting Phase II studies on T-2000, our patented non-sedating barbiturate compound. This product is currently intended for the treatment of epilepsy and essential tremor, but may have other indications. It is intended to be a long-acting, non-sedating anticonvulsant that permits increased patient compliance and reduced side effects.

           T-2000 must complete Phase II testing, successfully undergo Phase III studies and obtain regulatory approval in order to reach the market. There can be no assurance of the successful completion of Phase II or Phase III testing, the approval by the FDA of the drug or the commercial success of this drug.

           NONSPIL(TM)

           We also continue to work on the NonSpil(TM) liquid drug delivery system, which allows liquid medications to pour, but not spill, thereby increasing the accuracy of dosage and ease of use.

           NonSpil(TM) development activities include improving product formulations, refining taste and texture, "scaling up" from laboratory sized manufacturing to commercial sized manufacturing and preparing the marketing program for this new delivery system. While there can be no assurance of commercial success, we hope to introduce NonSpil(TM) formulations in commercial markets where it can contribute to both pediatric and geriatric healthcare.

PATENTS, TRADEMARKS AND LICENSES


           Since 1986, we have received patents in the United States for:

o anticonvulsant, tranquilizer and muscle relaxant drugs; o groups of antiarrhythmic drugs;

o    novel oral delivery for pharmaceutical and related products; and

o    the synthesis and formulation of some of our products.

To date, none of these patents has been commercialized.

                     WE HAVE REGISTERED TRADEMARKS IN THE UNITED STATES AND IN CANADA. MOREOVER, WE HAVE RECENTLY ACQUIRED THE RIGHTS TO USE THE A/T/S(R), KERASAL(R), OVIDE(R), PRIMSOL(R) AND TOPICORT(R) TRADEMARKS IN THE UNITED STATES. TARO U.S.A. CURRENTLY DOES NOT USE TRADEMARKS IN THE SALE AND MARKETING OF ITS GENERIC PRODUCTS. WE DO NOT BELIEVE THAT ANY SINGLE PATENT, TRADEMARK OR LICENSE IS OF MATERIAL IMPORTANCE TO US IN RELATION TO OUR CURRENT COMMERCIAL ACTIVITIES.

           D.  TREND INFORMATION

           NOT APPLICABLE.


ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT

           The following table lists our current directors and executive officers as of April 1, 2003:

NAME                                         AGE       POSITION
----                                         ---       --------

Barrie Levitt, M.D...                        67        Chairman of the Board of Directors

Aaron Levitt.........                        64        Director and President

Daniel Moros, M.D....                        55        Director and Vice Chairman

Myron Strober, C.P.A.                        73        Director and Chairman of the Audit Committee

Heather Douglas, Esq.                        48        Director

Micha Friedman, Ph.D.                        62        Director

Eric Johnston, Esq...                        58        Director

Gad Keren, M.D.......                        51        Director

Tal Levitt, Esq......                        33        Director

Arye Barak                                   47        Independent Director

Irith Hausner, Esq...                        52        Independent Director

Samuel Rubinstein....                        63        General Manager and Senior Vice President

Kevin Connelly, C.P.A.                       42        Senior Vice President, Chief Financial Officer

Avraham Yacobi, Ph.D.                        57        Senior Vice President, Research and Development

Zahava Rafalowicz....                        56        Group Vice President, Sales and Marketing and Deputy General Manager, Israel

Mariana Bacalu.......                        53        Vice President, Pharmaceutical Production


NAME                                         AGE       POSITION
----                                         ----      --------
Hannah Bayer, C.P.A..                        53        Vice President, Chief Accounting Officer

Ilan Ben Cnaan                               55        Vice President, Operations, Israel

Marc Coles, Esq.                             46        Vice President, General Counsel

Yohanan Dichter                              56        Vice President, Pharmacist in Charge

Roman Kaplan, Ph.D.                          57        Vice President, Technical Operations, Pharmaceuticals

Iftach Katz                                  39        Vice President, Technical Services, Israel

Zalmin Lempert                               70        Vice President, Regulatory Affairs and Product Registration

Sigalit Portnoy, Ph.D.                       39        Vice President, Training and Planning

Sabar Sasson, Ph.D.                          61        Vice President, Strategic Planning, Chemicals

Tzvi Tal                                     53        Vice President, Information Technology, Israel


CERTAIN FAMILIAL RELATIONSHIPS

           Dr. Levitt and Aaron Levitt are brothers. Tal Levitt is the daughter of Dr. Levitt and niece of Aaron Levitt. Dr. Moros is a first cousin of each of Dr. Levitt and Aaron Levitt.

BUSINESS EXPERIENCE

           BARRIE LEVITT, M.D. became Chairman of our board of directors in 1991. Dr. Levitt has been a director since 1963. Dr. Levitt, a pharmacologist (basic as well as clinical), has been involved in pharmacologic research and clinical cardiology since 1963. From 1974 to 1977, he was Professor of Medicine and Pharmacology and Director of Cardiology and Clinical Pharmacology at New York Medical College. From 1977 to 1985, he was Clinical Professor of Medicine and Visiting Professor of Pharmacology at the Albert Einstein College of Medicine in New York. From 1982 to 2000, he was Chairman of the Committee on Clinical Investigations at that institution. Dr. Levitt is a Fellow of the American College of Cardiology and of the American College of Clinical

Pharmacology. He is a member of the American Society for Pharmacology and Experimental Therapeutics. In addition, Dr. Levitt served as a consultant for the FDA from 1971 through March 1991, when he resigned in order to increase his involvement in our company.

           AARON LEVITT was elected to our board of directors in 1981 and became President of our company in 1982. Mr. Levitt joined our company in 1980 as Director of Marketing for our Israel operations after serving as regional sales manager for the Coty Division of Pfizer Inc. from 1970 to 1976 and later as regional sales manager for the Ultima Division of Revlon Group Inc. from 1976 to 1979.

           DANIEL MOROS, M.D. was elected to our board of directors in 1988 and is currently Vice Chairman. He is instrumental in overseeing our clinical research program, including the design and conduct of clinical trials. Dr. Moros has been Associate Professor of Neurology at the Mount Sinai School of Medicine of the City University of New York since 1991, and currently is Associate Clinical Professor at such institution.

           MYRON STROBER, C.P.A. was elected to our board of directors in 2002 and serves as the chairman of our audit committee. A Certified Public Accountant in the United States, Mr. Strober was an audit partner of Ernst & Young, New York, from 1969 to 1990. Since his retirement in 1990, Mr. Strober has been actively involved as a financial consultant to a number of organizations. He was a financial consultant to our company from 1993 to 2002 and served on our advisory board.

           HEATHER DOUGLAS, ESQ. was elected to our board of directors in 1998. Ms. Douglas is an attorney with the Canadian law firm of McMillan Binch LLP, where she has been a partner since 1987.

           MICHA FRIEDMAN, PH.D. was elected to our board of directors in 2002 and is currently a Professor in the Department of Pharmacy at the Hebrew University of Jerusalem in Israel. He has published numerous articles both in Israel and internationally and is a member of many professional pharmaceutical societies.

           ERIC JOHNSTON, ESQ. was elected to our board of directors in 1984. Mr. Johnston is currently an attorney with the Canadian law firm of Perley-Robertson, Hill and McDougall LLP. From 1974 to 2000, Mr. Johnston served as a Deputy Regional Solicitor of The Regional Municipality of Ottawa-Carleton, Ontario, Canada.

           GAD KEREN, M.D. served on our board of directors from 1991 to 2000 and was reelected in 2001. Dr. Keren is currently Chairman of the Cardiology Department at the Tel Aviv Medical Center, where he was named Professor of Cardiology in 1995, and he has been secretary of the Israel Cardiology Society since 1991. Dr. Keren was a research fellow at the National Institute of Health in 1989 and 1990. Dr. Keren also acts as a research consultant to the Taro Research Institute.

           TAL LEVITT, ESQ. was elected to our board of directors in 1998. Ms. Levitt joined our company in 1995 as Associate Counsel and currently serves as Senior Vice President, Corporate Affairs and Treasurer of Taro U.S.A. Ms. Levitt is responsible for corporate communications, including investor and media relations, and is also involved with legal affairs. She previously worked as a corporate attorney at the New York law firm of Jenkens Gilchrist Parker & Chapin, LLP from 1994 to 1995.

           ARYE BARAK was elected to our board of directors in 1998 as an independent director. Mr. Barak is a partner in a public relations firm in Tel Aviv which he helped found in 1990 and which specializes in public relations for the motion picture industry. From 1988 to 1990 Mr. Barak was a freelance consultant in marketing and public relations for the entertainment industry, primarily in Israel. From 1982 to 1988 Mr. Barak was Director of Marketing at CBS Records Israel.

           IRITH HAUSNER, ESQ. was elected to our board of directors in 1998 as an independent director. Ms. Hausner is an attorney with the Israel Phoenix Assurance Co. Ltd., where she has worked for the past 15 years. She presently serves as Manager of the Marine and Aviation Department.

           SAMUEL RUBINSTEIN joined our company in 1990 and currently serves as Senior Vice President and General Manager. From 1986 to 1989, Mr. Rubinstein served as President of Laminated Plastics, Inc., a joint venture of two Israeli corporations operating in the United States. From 1974 until 1986, Mr. Rubinstein managed several different Israeli companies.

           KEVIN CONNELLY, C.P.A. joined our company in 1993 and has served as our Senior Vice President and Chief Financial Officer since 1994. A Certified Public Accountant in the United States, Mr. Connelly has a background in financial management. From 1990 to 1993, he served as a Vice President and Controller of BT-Financial Services and Information Systems, a subsidiary of Bankers Trust Co. Prior to 1990, he held the position of Vice President and Divisional Controller with First American Bank of New York.

           AVRAHAM YACOBI, PH.D. joined our company in 1994 as President of the Institute and was appointed our Senior Vice President, Research and Development in 1998. Dr. Yacobi directs our pharmaceutical, scientific and regulatory initiatives. Prior to joining our company, he was the Director of Pharmacodynamics Research for the Medical Research Division of American Cyanamid Company from 1982 to 1994. From 1976 to 1982, Dr. Yacobi served as Section Head of Clinical Pharmacology and Drug Metabolism of American Critical Care. He has extensive experience in drug development, with over 120 publications in the field.

           ZAHAVA RAFALOWICZ joined our company in 1997 as Marketing Manager of our Israeli operations. Ms. Rafalowicz presently serves as Group Vice President, Sales and Marketing, and Deputy General Manager in Israel. She is responsible for our Israeli and European sales and marketing operations and planning. Prior to joining us, Ms. Rafalowicz was the Deputy Managing Director of the

Pharmaceutical Division of Teva Pharmaceutical Industries Ltd. She also spent several years at IMS Health Global Services, or IMS, where she established IMS in the Eastern European Bloc.

           MARIANA BACALU joined our company in 1984 as Senior Analyst in the Quality Control Laboratory. As Vice President, Pharmaceutical Production, she is currently responsible for pharmaceutical production at the Haifa Bay facility. Prior to joining us, Ms. Bacalu served as a production manager for Polymer Industry in Romania.

           HANNAH BAYER, C.P.A. joined our company in 2001 as Vice President and Chief Accounting Officer. She is responsible for financial reporting. Ms. Bayer is a Certified Public Accountant in Israel. From 1999 to 2000, she served as Chief Financial Officer of Omrix Biopharmaceuticals, Ltd. From 1990 to 1999, Ms. Bayer held several financial positions in Teva Pharmaceutical Industries Ltd., including chief accountant and manager of global business reporting.

           ILAN BEN CNAAN joined our company in 1999 and currently serves as Vice President, Operations, Israel. He is responsible for our chemical and pharmaceutical manufacturing operations in Israel. From 1979 to 1999, Mr. Ben Cnaan served as a pilot plant manager, production manager and operations manager for Teva Pharmaceutical Industries Ltd. in both the chemical and veterinary divisions.

           MARC COLES, ESQ. joined our company in 1992 as in-house legal counsel in Israel and currently serves as our General Counsel. He is licensed to practice law in both Israel and in the State of Ohio. Before joining our company, Mr. Coles was the Director of Regulatory Affairs for Biodan Medical Systems, Rehovot, Israel.

           YOHANAN DICHTER joined our company in 1986 in the research department and since 1988 has served as the Vice President, Pharmacist in Charge of the Haifa Bay pharmaceutical manufacturing plant. He is responsible for the review and release of all pharmaceutical products manufactured or sold in Israel. Prior to joining us, Mr. Dichter served in the Medical Corps of the Israel Defense Forces, Kupat Holim Clalit (Israel's largest healthcare fund) and worked in a private pharmacy.

           ROMAN KAPLAN, PH.D. joined our company in 1991 and currently serves as Vice President, Technical Operations, Pharmaceuticals. He is responsible for process and product formulation improvements. Dr. Kaplan served from 1982 to 1987 as project manager of the biochemical laboratory of Abic Chemical and Pharmaceutical Industries and from 1987 to 1991 as head of its solid dosage forms development group.

           IFTACH KATZ joined our company in 1995 and is now the head of the company's Pharmaceutical Technical Services Group in Israel. Mr. Katz has over 17 years of experience in the industry and has held several key positions in the areas of product improvement and production.

           ZALMIN LEMPERT joined our company in 1993 and currently serves as Vice President, Regulatory Affairs and Product Registration. He is responsible for our regulatory filings in Israel. Prior to joining our company, Mr. Lempert served from 1988 to 1993 as the Chief Pharmacist and Head of Regulatory Affairs of Abic Chemicals and Pharmaceutical Industries and from 1980 to 1988 as the plant pharmacist for Plantex Chemicals.

           SIGALIT PORTNOY, PH.D. joined our company in 1997 as Head of Sterile Production. Thereafter, she was promoted to the position of Pharmaceutical Production Manager and presently serves as Vice President, Training and Planning. From 1990 to 1997, she taught at the Technion Institute, Israel.

           SABAR SASSON, PH.D. joined our company in 1991 and currently serves as Vice President, Strategic Planning, Chemicals. He is responsible for scientific strategy with respect to our chemical synthesis program. From 1976 to 1991, Dr. Sasson served as manager of chemical process development for Abic Chemical and Pharmaceutical Industries.

           TZVI TAL joined our company in 1996 and currently serves as our Vice President, Information Technology in Israel. He is responsible for all information technology programs at our facilities in Israel. From 1977 to 1996, Mr. Tal was Head of Information Technology for the Vargus Group and Plant Manager for Egmo Industries.

           B. COMPENSATION

           Our directors, other than the independent directors, are paid $6,000 per year for their service as directors. Directors who are not executive officers are also paid $500 for each meeting of our board of directors that they attend. Because of the increased responsibilities imposed by the Sarbanes-Oxley Act, the Chairman of our Audit Committee will receive additional compensation of $6,000 per year. Our independent directors, as defined under Israeli law, may not be compensated in connection with their services as independent directors in excess of the amounts set forth in the Companies Law and regulations promulgated thereunder. Each of our independent directors receives $390 as a participation fee for each board meeting that they attend and $6,400 as an annual fee. The independent directors have not received options to purchase our shares.

CASH COMPENSATION OF EXECUTIVE OFFICERS

           We paid an aggregate of $5,454,526 to all our directors and officers (26 persons) for services rendered to us in all capacities during the year ended December 31, 2002. This amount does not include certain additional benefits which, as to all directors and officers as a group, aggregated approximately $100,000.

           C. BOARD PRACTICES

           We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000.

BOARD OF DIRECTORS

           According to the Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it thinks fit, including the grant of security interests on all or any part of our property.

           Our board of directors, which currently consists of eleven directors (including our two independent directors), may not consist of fewer than five directors or more than twenty-five directors.

           Our directors, other than our independent directors, are elected at annual general meetings of our shareholders to hold office until the next annual general meeting of shareholders, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may also be appointed, whether to fill vacancies or as additional members of the board of directors, by a resolution passed at an extraordinary general meeting of our shareholders. Likewise, in the event of a vacancy, the board of directors is empowered to appoint a director to fill such vacancy. A director holds office until the next annual general meeting, unless he is earlier removed from office by an ordinary resolution passed at an extraordinary general meeting of our shareholders.

INDEPENDENT DIRECTORS

           QUALIFICATIONS OF INDEPENDENT DIRECTORS

           Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public by a prospectus, and are held by the public, in or outside of Israel are required to elect two independent directors. The Companies Law provides that a person may not be elected as an independent director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's election to serve as an independent director, or had, during the two years preceding that date, any affiliation with:

o    our company;

o    any entity controlling our company; or

o any entity controlled by our company or under common control with our company.

The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control of the company, and service as an office holder.

           The Companies Law defines the term "office holder" as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title, or any manager that reports directly to the general manager. The Companies Law further provides that no person can serve as an independent director if the person's other positions or other business creates, or may create, a conflict of interest with the person's responsibilities as an independent director or may otherwise interfere with the person's ability to serve as an independent director. Until the lapse of two years from termination of office, a company may not engage an independent director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

           ELECTION OF INDEPENDENT DIRECTORS

           Independent directors generally are to be elected by a majority vote at a shareholders' meeting, provided that either:

     o the majority include at least one-third of the shares of non-controlling shareholders (as defined in the Companies Law) or their representatives voted at the meeting in favor of the election; or

     o the total number of shares voted against the election of the independent director by the non-controlling shareholders, does not exceed one percent of the aggregate voting rights in the company.

           The initial term of an independent director is three years and may be extended for three additional years. Independent directors may be removed from office only by the same percentage of shareholders as is required for their election or by a court, if the independent directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one independent director, except for the audit committee which is required to include all the independent directors.

           Our independent directors, Irith Hausner, Esq. and Arye Barak, were elected by our board of directors in 1998 as public directors under and pursuant to the provisions of the previous Companies Ordinance for a term of five consecutive years and will complete their terms on July 30, 2003 and August 27, 2003, respectively.

ALTERNATE DIRECTORS

           Pursuant to our Articles of Association and the Companies Law, any director may appoint, by written notice to us, any person (other than a director, an alternate director and a person who is not qualified to serve as a director) to serve as an alternate director and may remove such alternate director. An alternate director possesses all the rights and obligations of the director who appointed him except that the alternate, in his capacity as such, has no standing at any meeting if the appointing director is present. Unless the appointing director limits the time or scope of the appointment, it shall be effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not diminish the responsibility of the appointing director as a director.

COMMITTEES

           Subject to the provisions of the Companies Law, our board of directors may delegate its powers to certain committees comprised of board members. Pursuant to the Companies Law, any committee of the board of directors that is authorized to exercise any function of the board must include at least one independent director. Our board of directors has formed Audit, Executive, Finance, Compensation and Stock Option committees.

AUDIT COMMITTEE

           Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including both independent directors, but excluding:

     o    the chairman of the board of directors; and

     o a controlling shareholder or a relative of a controlling shareholder and any director employed by our company or who provides services to us on a regular basis.

           As of December 31, 2002, our audit committee consisted of the following directors: Mr. Myron Strober, C.P.A., Chairman, Mr. Eric Johnston, Esq., Ms. Heather Douglas, Esq., Ms. Irith Hausner, Esq. and Mr. Arye Barak, none of whom are our employees.

           The role of the audit committee is, among other things, to examine flaws in our business management, in consultation with the internal auditor and the independent accountants and to propose remedial measures to the board.

AUDIT COMMITTEE REPORT

           The audit committee has reviewed and discussed with management the company's audited consolidated financial statements as of and for the year ended December 31, 2002.

           The audit committee has also discussed with Kost, Forer & Gabbay, a member of Ernst & Young International, the matters required to be discussed by the Statement on Auditing Standards No. 61, "Communication with Audit Committees", as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants.

           Based on the reviews and discussions referred to above, the audit committee has recommended to the board of directors of the Company that the audited consolidated financial statements referred to above be included in this Form 20-F for the year ended December 31, 2002.

           APPROVAL OF INTERESTED PARTY TRANSACTIONS

           The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with controlling shareholders or with its office holders unless at the time of approval the two independent directors are serving as members of the audit committee and at least one of our independent directors serving as members of our audit committee was present at the meeting in which such approval was granted. A controlling shareholder is defined in the Companies Law for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, provided that two or more persons holding voting rights in the company who each have a personal interest in the approval of the same transaction shall be deemed to be one holder.

           Audit committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder who is not a director of the company. In addition, the audit committee must approve contracts between the company and any of its directors relating to the service or employment of a director.

           INTERNAL AUDITOR

           Under the Companies Law, the board of directors is required to appoint an internal auditor proposed by the audit committee. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative. The Companies Law defines the term "interested party" to include a person who holds 5% or more of our outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. Mr. Elisha Sa'ar, C.P.A., an independent public accountant, currently serves as our internal auditor. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting and the internal auditor may participate in all audit committee meetings.

           D. EMPLOYEES

           The following table sets forth the number of our employees as of December 31, 2002:

                                ISRAEL      CANADA     U.S.A.   OTHER    TOTAL
                                ------      ------     ------   -----    -----
Sales and Marketing                34          36       81         3        154
Administration                     48          29      103         3        183
Research and Development          115          63       17         1        196
Production and Quality Control    349         215       51         -        615
                                ------------------------------------------------
TOTAL                             546         343      252         7      1,148


In general, our relationship with our employees is satisfactory. We have no collective bargaining agreements with any of our employees. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Israeli Coordination Bureau of Economic Organizations (including the Industrialists Association) apply to all of our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

           Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause. We currently fund our ongoing severance obligations by contributing on behalf of our senior employees to a fund known as the "Managers' Insurance." This fund provides a combination of savings plan, life insurance and severance pay benefits to our employees, and each employee receives a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and we contribute an additional sum of between 13.3% and 15.8% of the employee's salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of an employee's wages (up to a specified amount), of which the employee contributes approximately 66% and we contribute approximately 34%.

           E. SHARE OWNERSHIP

           The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 1, 2003. The percentage of outstanding shares is based on 28,772,509 ordinary shares outstanding as of April 1, 2003. Ordinary shares subject to options currently exercisable, or exercisable within 60 days of April 1, 2003, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

                                                           Number of                                Percentage of
Name                                                    Ordinary Shares                      Outstanding Ordinary Shares
----                                                    ---------------                      ---------------------------
Barrie Levitt, M.D. (1)...............                     1,937,992                                     6.7%
Aaron Levitt (2)......................                     1,032,029                                     3.6%
Daniel Moros, M.D. (3)................                      988,907                                      3.4%
Tal Levitt, Esq.......................                      563,764                                      2.0%
Myron Strober, C.P.A.......                                    *                                          *
Heather Douglas, Esq..................                         *                                          *
Micha Friedman, Ph.D......                                     *                                          *
Eric Johnston, Esq....................                         *                                          *
Gad Keren, M.D........................                         *                                          *
Samuel Rubinstein.....................                         *                                          *
Kevin Connelly, C.P.A.....                                     *                                          *
Avraham Yacobi, Ph.D..................                         *                                          *
Zahava Rafalowicz.....................                         *                                          *
Mariana Bacalu........................                         *                                          *
Hannah Bayer, C.P.A.......                                     *                                          *
Ilan Ben Cnaan........................                         *                                          *
Marc Coles, Esq.............                                   *                                          *
Yohanan Dichter.......................                         *                                          *
Roman Kaplan, Ph.D....................                         *                                          *
Iftach Katz...................                                 *                                          *
Zalmin Lempert........................                         *                                          *
Sigalit Portnoy, Ph.D.................                         *                                          *
Sabar Sasson, Ph.D....................                         *                                          *
Zvi Tal...............................                         *                                          *
Arye Barak...................
Irith Hausner, Esq...........

Total for all directors and officers (26
persons) listed above, as a group.....
                                                           3,998,901                                    13.8%


--------------------------
           (1) Of the ordinary shares beneficially owned by Dr. Levitt, (1) 303,290 ordinary shares are owned individually by Dr. Levitt, (2) 584,758 ordinary shares are held by Dr. Levitt as trustee for trusts established by Dr. Levitt, (3) 12,970 ordinary shares are owned by Dr. Levitt and his wife as joint tenants, (4) 780 ordinary shares are owned by Morley and Company, Inc., or Morley, which is controlled by Dr. Levitt, (5) 198,032 ordinary shares are owned by Orenova Corporation, which is wholly-owned by Dr. Levitt and members of his immediate family, (6) 20,900 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Levitt that are presently exercisable, (7) 65,440 ordinary shares are owned by Taro Research Foundation, Inc., or the Research Foundation, a charitable foundation controlled by Dr. Levitt and Aaron Levitt, and (8) 751,852 ordinary shares are owned by the R and J Levitt Corporation, or the R&J Corporation, which is owned 50% by Dr. Levitt and members of his immediate family and 50% by Aaron Levitt and members of his immediate family. In addition, Dr. Levitt is the beneficial owner of all 2,600 of our outstanding founders' shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

           (2) Of the ordinary shares beneficially owned by Aaron Levitt, (1) 17,325 ordinary shares are individually owned by Mr. Levitt, (2) 186,962 ordinary shares are owned by Mr. Levitt and his wife as joint tenants, (3) 10,450 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Mr. Levitt that are presently exercisable, (4) 65,440 ordinary shares are owned by the Research Foundation, which is controlled by Mr. Levitt and Dr. Levitt, and (5) 751,852 ordinary shares are owned by the R&J Corporation, which is owned 50% by Mr. Levitt and members of his immediate family and 50% by Dr. Levitt and members of his immediate family.

           (3) Of the ordinary shares owned by Dr. Moros, (1) 357,531 ordinary shares are owned individually by Dr. Moros, (2) 389,920 ordinary shares are held by Dr. Moros as co-trustee of the Nathan Moros Trust, (3) 230,906 ordinary shares are held by Dr. Moros as trustee for trusts established by Isabel Moros, and (4) 10,450 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Moros that are presently exercisable. Each of Dr. Moros's two minor daughters owns 100 ordinary shares.

*          Less than 1%

           As of April 1, 2003, the directors and executive officers listed above, as a group, held options to purchase 620,425 of our ordinary shares at a weighted average exercise price of $14.99, expiring between November 2003 and January 2012.

STOCK OPTION PLANS

           GENERAL. From time to time, we have granted options to purchase our ordinary shares. As of December 31, 2002, there were outstanding 1,241,515 options to acquire our ordinary shares.

COMPENSATION PURSUANT TO PLANS

           1991 STOCK INCENTIVE PLAN

           Our 1991 Stock Incentive Plan was unanimously adopted by our board of directors on November 19, 1991 and approved by our shareholders on April 10, 1992. The purpose of the 1991 Stock Incentive Plan is to attract, retain and provide incentives to key employees, including directors and officers who are key employees, and to consultants and directors who are not our employees by enabling them to participate in our long-term growth. Dr. Levitt, Mr. Levitt and Dr. Moros were not eligible to participate in the 1991 Stock Incentive Plan.

           The 1991 Stock Incentive Plan permits the grant of options and stock appreciation rights, or SARs. Options may either be incentive stock options, or ISOs, or nonqualified stock options, or NQSOs. The total number of our ordinary shares with respect to which options and SARs may be granted under the 1991 Plan may not exceed 1,000,000, subject to appropriate adjustment in the event of stock dividends, stock splits and similar transactions.

           All key employees of, and consultants to us, and our directors, including officers and directors who are key employees, other than the Optionees, and members of our stock option committee, as defined in the 1991 Stock Incentive Plan, were eligible to participate in the 1991 Stock Incentive

Plan. However, ISOs may only be granted to employees, including officers and directors who are also employees. Under the plan, directors, excluding Identified Public Directors who are not employees of our company or Outside Directors, both as defined in the 1991 Stock Incentive Plan, are granted, on the date that such individual is initially elected a director, a one-time nonqualified option to purchase 4,000 ordinary shares, or the Initial Outside Director Award.

           The 1991 Stock Incentive Plan is administered by our board of directors (as required by the Companies Law) and by a Plan Committee, composed of not less than two members, each of whom must be "disinterested persons" as defined by the Securities and Exchange Commission (as required by U.S. law). Within the limits of the 1991 Stock Incentive Plan, the Board of Directors and Plan Committee are authorized to determine, among other things, to whom and the time or times at which options and SARs are to be granted, the types of options and SARs to be granted, the number of shares which will be subject to any option or SAR, the term of each option and SAR, the exercise price of each option and base price of each SAR, and the time or times and conditions under which options and SARs may be exercised. The Board of Directors and the Plan Committee may, with the consent of the holder of the option or SAR, cancel or modify an option or SAR or grant an option or SAR in substitution for any canceled option or SAR, provided that any substituted option or SAR and any modified option or SAR is permitted to be granted on such date under the terms of the 1991 Stock Incentive Plan and the Code. In such case, the Board of Directors and the Plan Committee may give credit toward any required vesting period for the substituted option or SAR for the period during which the employee held the canceled option or SAR.

           The exercise price of an option or base price of a SAR granted under the 1991 Stock Incentive Plan, other than the Initial Outside Director Award, shall be determined by the Board of Directors and the Plan Committee, but may not be less than 100% of the fair market value of the ordinary shares on the date of grant or 110% of such fair market value in the case of an ISO granted to an optionee who owns or is deemed to own stock possessing more than 10% of the combined voting power of all classes of our stock. The exercise price of an Initial Outside Director Award shall equal the fair market value of the ordinary shares subject to such option on the date of grant.

           Upon exercise of a SAR, subject to applicable law, the holder is entitled to receive an amount, in cash, ordinary shares or a combination of the two, as determined by the Board of Directors and the Plan Committee, equal to the excess of the fair market value of the shares with respect to which the SAR is, exercised calculated as of the exercise date, over the base price.

           The term of each option and SAR other than an Initial Outside Director Award will be for such period, and such option or SAR may be exercised at such times during such period and on such terms and conditions, as the Board of Directors and the Plan Committee may determine, consistent with the terms of the 1991 Stock Incentive Plan. The term of an Initial Outside Director Award will be five years. Each Initial Outside Director Award will become exercisable in each of the four years commencing one year after the date of grant to the extent of one-fourth of the number of our ordinary shares originally subject to the option granted therein. Ordinary Shares not purchased pursuant to an Initial Outside Director Award in any one exercise period may be purchased in any subsequent exercise period prior to the termination of the award. The term of any option or SAR may not exceed ten years, or five years with respect to ISOs granted to optionees who own or are deemed to own stock representing more than 10% of the combined voting power of all classes of our shares.

           There is no limit on the number of shares for which options or SARs may be granted or awarded to any eligible employee, consultant or director. However, the aggregate fair market value (determined as of the date of grant) of ordinary shares with respect to which ISOs granted to any employee may be first exercisable in any calendar year under all of our incentive stock option plans may not exceed $100,000. To the extent such limit is exceeded, the excess will be treated as a separate NQSO.

           As of April 1, 2003, 335,440 ordinary shares were subject to outstanding options. Of such options, 130,975 (at an average exercise price of $2.83 per share) were held by executive officers; 89,000 (at an average exercise price of $3.30 per share) were held by directors who are not executive officers; and 115,465 (at an average exercise price of $3.80 per share) were held by other persons. None of such options were SARs.

           1999 STOCK INCENTIVE PLAN

           Our 1999 Stock Incentive Plan was unanimously adopted by our board of directors on March 10, 1999, and was approved at the annual meeting held on July 29, 1999. The purpose of the 1999 Stock Incentive Plan is to attract, retain and provide incentives to key employees (including directors and officers who are key employees) and to consultants and directors who are not our employees by enabling them to participate in our long-term growth. The total number of ordinary shares with respect to which options and SARs may be granted under the 1999 Plan may not exceed 2,100,000 subject to appropriate adjustment in the event of stock dividends, stock splits and similar transactions.

           The 1999 Stock Incentive Plan permits the grant of options and SARs. Options may either be ISOs or NQSOs. SARs may be granted either alone or in tandem with ISOs or NQSOs, and may be granted before, simultaneously with or subsequent to the grant of an option. Any option granted in tandem with a SAR would no longer be exercisable to the extent the SAR is exercised and the exercise of the related option would cancel the SAR to the extent of such exercise.

           All key employees and directors of, and consultants to, our company, (as defined in the 1999 Stock Incentive Plan), are eligible to participate in the 1999 Stock Incentive Plan. However, ISOs may only be granted to employees (including officers and directors who are also employees). Each Outside Director, excluding Identified Public Directors, as defined in the 1999 Stock Incentive Plan, shall be granted, on the date initially elected a director, a one-time nonqualified option to purchase the Initial Outside Director Award.

           The 1999 Stock Incentive Plan is administered by our board of directors (as required by the Companies Law), and, by a committee of our board of directors, which shall contain at least the minimum number of and type of directors (the Administrators) that may be required in order for options granted under the Plan to be entitled to benefits under Section 162(m) of the Code. Within the limits of the 1999 Stock Incentive Plan, the Administrators are authorized to determine, among other things, to whom and the time or times at which, options and SARs are to be granted, the types of options and SARs to be granted, the number of shares which will be subject to any option or SAR, the term of each option and SAR, the exercise price of each option and base price of each SAR, and the time or times and conditions under which options and SARs may be exercised. The Administrators may (with the consent of the holder of the option or SAR) cancel or modify an option or SAR, or grant an option and/or SAR in substitution for any canceled option or SAR, provided that any substituted option or SAR and any modified option or SAR is permitted to be granted on such date under the terms of the 1999 Stock Incentive Plan and the Code. In such case, the Administrators may give credit toward any required vesting period for the substituted option or SAR for the period during which the employee held the canceled option or SAR.

           The exercise price of an option or base price of a SAR granted under the 1999 Stock Incentive Plan shall be determined by the Administrators, but may not be less than 100% of the fair market value of the ordinary shares on the date of grant (110% of such fair market value in the case of an ISO granted to an optionee who owns or is deemed to own stock possessing more than 10% of the combined voting power of all classes of our stock). The exercise price of an Initial Outside Director Award shall equal the fair market value of the ordinary shares subject to such option on the date of grant.

           Upon exercise of a SAR, the holder is entitled to receive an amount in cash, ordinary shares or a combination of the two, as determined by the Administrators, equal to the excess of the fair market value of the shares with respect to which the SAR is exercised (calculated as of the exercise date) over the base price.

           The term of each option and SAR, subject to applicable law, other than an Initial Outside Director Award will be for such period, and such option or SAR may be exercised at such times during such period and on such terms and conditions, as the Administrators may determine, consistent with the terms of the 1999 Stock Incentive Plan. The term of an Initial Outside Director Award will be five years. Each Initial Outside Director Award will become exercisable in each of the four years commencing one year after the date of grant to the extent of one-fourth of the number of ordinary shares originally subject to the option granted therein.

           Ordinary shares not purchased pursuant to an Initial Outside Director Award in any one exercise period may be purchased in any subsequent exercise period prior to the termination of the award. The term of any ISO may not exceed ten years (five years with respect to ISOs granted to optionees who own or are deemed to own stock representing more than 10% of the combined voting power of all classes of our shares).

           The maximum number of shares for which options may be granted or awarded in any calendar year to any eligible employee is 1,000,000. There is no limit on the number of shares for which options may be granted or awarded to any consultant or director, or for which SARs may be granted or awarded to any eligible employee, consultant or director. However, the aggregate fair market value (determined as of the date of grant) of ordinary shares in respect of which ISOs granted to any employee may be first exercisable in any calendar year under all incentive stock option plans of our company may not exceed $100,000. To the extent such limit is exceeded, the excess will be treated as a separate NQSO.

           As of April 1, 2003, 917,427 ordinary shares were subject to outstanding options. Of such options, 318,950 (at an average exercise price of $21.06 per share) were held by executive officers; 69,500 (at an average exercise price of $21.42 per share) were held by directors who are not executive officers; and 528,977 (at an average exercise price of $22.31 per share) were held by other persons. None of such options were SARs.

           2000 EMPLOYEE STOCK PURCHASE PLAN

           Our 2000 Employee Stock Purchase Plan was adopted by our board of directors on May 3, 2000, and was approved at an extraordinary general meeting of shareholders held on May 2, 2001. The purpose of the 2000 Employee Stock Purchase Plan is to provide our employees and those of certain of our subsidiaries designated by our board of directors with an opportunity to purchase our ordinary shares. Dr. Levitt, Mr. Levitt, Ms. Levitt and Dr. Moros are not eligible to participate in the 2000 Employee Stock Purchase Plan.

           The 2000 Employee Stock Purchase Plan is administered by our board of directors (as required by the Companies Law) and by a committee named by our board of directors, which, subject to applicable law, has the power to adopt, amend and rescind any rules deemed desirable and appropriate for the administration of the 2000 Employee Stock Purchase Plan and not inconsistent with the 2000 Employee Stock Purchase Plan, to construe and interpret the 2000 Employee Stock Purchase Plan, and to make all other determinations necessary or advisable for the 2000 Employee Stock Purchase Plan. The composition of the committee shall be in accordance with the requirements to obtain or retain any available exemption from the operation of Section 16(b) of the Securities and Exchange Act of 1934 pursuant to Rule 16b-3 promulgated thereunder.

           Under the terms of the 2000 Employee Stock Purchase Plan, participating employees accrue funds in an account through payroll deductions during six-month offering periods. The funds in this account are applied at the end of such offering periods to purchase our ordinary shares at a 15% discount from the closing price of the ordinary shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price shall be less.

           The maximum number of shares issuable under the 2000 Employee Stock Purchase Plan is 500,000 ordinary shares, subject to adjustment. To be eligible to participate in the 2000 Employee Stock Purchase Plan, an individual must be employed by us or one of our subsidiaries designated by the board of directors on the first day of the applicable plan period. Notwithstanding the foregoing, anyone who is both a "highly compensated employee" within the meaning of the Code and is designated by the board of directors as ineligible to participate in the 2000 Employee Stock Purchase Plan shall not be entitled to participate in the 2000 Employee Stock Purchase Plan.

           In addition, no employee will be granted a right under the 2000 Employee Stock Purchase Plan if (i) immediately after the grant, such employee would own stock and/or hold outstanding options to purchase stock constituting 5% or more of the total combined voting power or value of our stock or any of our subsidiaries or (ii) such grant would result in such employee's rights to purchase stock under all of our employee stock purchase plans or of our subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the last business day of the preceding semi-annual period) for each calendar year.

           As of December 31, 2002, 63,000 ordinary shares had been purchased through the 2000 Employee Stock Purchase Plan at a weighted average exercise price of $23.84.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

           A. MAJOR SHAREHOLDERS

           The following table sets forth certain information, as of April 1, 2003, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own more than 5% of our outstanding ordinary shares, and by all of our directors and officers as a group. Except as indicated, each such shareholder has sole voting and investment power with respect to the ordinary shares beneficially owned by such shareholder. Beneficial ownership is determined in accordance with rules of the United States Securities and Exchange Commission and generally includes voting and investment power with respect to our ordinary shares. Ordinary shares subject to options currently exercisable, or exercisable within 60 days of April 1, 2003, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.


                                      Ordinary Shares       Percent of Ordinary
Name                                  Beneficially Owned    Shares Outstanding
----                                  ------------------    ------------------
Barrie Levitt, M.D. (1)(4)............     1,937,922               6.7%
Aaron Levitt (2)(4)...................     1,032,029               3.6%
Daniel Moros, M.D. (3)................      988,907                3.4%
Taro Development Corporation (4)......     2,921,896               10.2%
----------------
           (1) Of the ordinary shares beneficially owned by Dr. Levitt, (1) 303,260 ordinary shares are owned individually by Dr. Levitt, (2) 584,758 ordinary shares are held by Dr. Levitt as trustee for trusts established by Dr. Levitt, (3) 12,970 ordinary shares are owned by Dr. Levitt and his wife as joint tenants, (4) 780 ordinary shares are owned by Morley, which is controlled by Dr. Levitt, (5) 198,032 ordinary shares are owned by Orenova Corporation, which is wholly-owned by Dr. Levitt and members of his immediate family, (6) 20,900 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Levitt that are presently exercisable, (7) 65,440 ordinary shares are owned by the Research Foundation, which is controlled by Dr. Levitt and Aaron Levitt, and (8) 751,852 ordinary shares are owned by the R&J Corporation, which is owned 50% by Dr. Levitt and members of his immediate family and 50% by Aaron Levitt and members of his immediate family. In addition, Dr. Levitt is the beneficial owner of all 2,600 of our outstanding founders' shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

           (2) Of the ordinary shares beneficially owned by Aaron Levitt, (1) 17,325 ordinary shares are individually owned by Mr. Levitt, (2) 186,962 ordinary shares are owned by Mr. Levitt and his wife as joint tenants, (3) 10,450 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Mr. Levitt that are presently exercisable, (4) 65,440 ordinary shares are owned by the Research Foundation, which is controlled by Mr. Levitt and Dr. Levitt, and (5) 751,852 ordinary shares are owned by the R&J Corporation, which is owned 50% by Mr. Levitt and members of his immediate family and 50% by Dr. Levitt and members of his immediate family.

           (3) Of the ordinary shares owned by Dr. Moros, (1) 357,531 ordinary shares are owned individually by Dr. Moros, (2) 389,920 ordinary shares are held by Dr. Moros as co-trustee of the Nathan Moros Trust, (3) 230,906 ordinary shares are held by Dr. Moros as trustee for trusts established by Isabel Moros, and (4) 10,450 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Moros that are presently exercisable. Each of Dr. Moros's two minor daughters owns 100 ordinary shares.

           (4) As a result of the TDC Shareholders Agreement and the familial relationship of Dr. Levitt and Aaron Levitt, Dr. Levitt and Aaron Levitt may be deemed to share beneficial ownership of the ordinary shares owned by TDC by virtue of their ownership in TDC.

FOUNDERS' SHARES

           At the formation of our company in 1959, two classes of shares were created, Founders' shares and ordinary shares. One third of the voting power of all of our voting shares is allocated to the Founders' shares. Morley and Company owns all of the 2,600 outstanding Founders' shares. Holders of Morley's class A shares are entitled to elect one director of Morley and holders of Morley's class B shares are entitled to elect two directors of Morley.

           As the holder of all of Morley's class B Shares, Dr. Levitt may cause the election of two of the three directors and, therefore, may be deemed to control the voting and disposition of the Founders' shares.

VOTING POWER

           As of April 1, 2003, Dr. Levitt, Aaron Levitt, Dr. Moros, Tal Levitt and members of their respective immediate families, in the aggregate, control 49.9% of the voting power in our company by reason of their (i) direct ownership of an aggregate of 14.8% of our ordinary shares, (ii) their majority ownership of TDC, which owns 10.2% of our ordinary shares, and (iii) Dr. Levitt's control of Morley, which, through its ownership of the Founders' shares, has one-third of the voting power of our shares.

           As of April 1, 2003, 28,772,509 of our ordinary shares were outstanding. They were held of record by 379 persons.

           B. RELATED PARTY TRANSACTIONS

           NOT APPLICABLE.

           C. INTERESTS OF EXPERTS AND COUNSEL

           NOT APPLICABLE.

ITEM 8.    FINANCIAL INFORMATION

           A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

           The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

OTHER FINANCIAL INFORMATION

           We manufacture products and chemicals in our facilities in Israel and Canada. A substantial amount of these products and chemicals are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see "Item 4 - Information on the Company-Business Overview-Sales and Marketing."

LEGAL PROCEEDINGS

           We are not currently a party to any material litigation. We are, from time to time, a party to routine litigation incidental to our business, none of which, individually or in the aggregate, is expected to have a material adverse effect on our financial position. A claim for compensation in the approximate amount of $550,000 was filed by a customer in a previous year. Based on a legal opinion and our insurance coverage, we believe that the ultimate resolution of this matter will not result in a material adverse effect on our financial position.

DIVIDEND POLICY

           We may declare a dividend in U.S. dollars out of our retained earnings. Under the most restrictive debt covenants, any dividend distribution and any cash dividend distribution requires prior approval of certain banks.

           We have never paid cash dividends on either our ordinary shares or the Founders' shares and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

           B. SIGNIFICANT CHANGES

           NOT APPLICABLE.

ITEM 9.    THE OFFER AND LISTING

           A. OFFER AND LISTING DETAILS

           The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during the last five years:

                                                         HIGH            LOW
                                                         ----            ---
1998...........................................     $     3.50     $     1.94
1999...........................................     $     9.50     $     2.44
2000...........................................     $    17.47     $     3.66
2001...........................................     $    48.50     $    13.44
2002...........................................     $    39.26     $    21.60

           The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during each fiscal quarter of the last two years and any subsequent period:

                                                          HIGH            LOW
                                                          ----            ---
First Quarter 2001............................      $     22.69      $    13.44
Second Quarter 2001...........................      $     44.00      $    23.00
Third Quarter 2001............................      $     48.50      $    30.20
Fourth Quarter 2001...........................      $     47.54      $    34.30
First Quarter 2002............................      $     38.34      $    28.35
Second Quarter 2002...........................      $     30.46      $    21.60
Third Quarter 2002............................      $     34.90      $    22.56
Fourth Quarter 2002...........................      $     39.26      $    32.13
First Quarter 2003............................      $     38.92      $    30.14

           The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during the last six months:

                                                            HIGH           LOW
                                                            ----           ---
November  2002................................        $     39.26     $   35.39
December  2002................................        $     38.98     $   36.90
January  2003.................................        $     38.20     $   33.25
February  2003................................        $     36.72     $   30.14
March 2003....................................        $     38.92     $   32.92
April 2003....................................        $     46.67     $   40.95

           B. PLAN OF DISTRIBUTION

           NOT APPLICABLE.

           C. MARKETS

           Our ordinary shares have been traded in the over-the-counter market in the United States since 1961. Our ordinary shares have been quoted on the Nasdaq National Market since 1993 under the symbol "TARO." In May 2001, the Chicago Option Exchange started to quote options on our ordinary shares under the symbol "QTT." There is no non-United States trading market for our ordinary shares.

           D. SELLING SHAREHOLDERS

        NOT APPLICABLE.

           E. DILUTION

        NOT APPLICABLE.

           F. EXPENSES OF THE ISSUE

        NOT APPLICABLE.

ITEM 10.   ADDITIONAL INFORMATION

           A. SHARE CAPITAL

        NOT APPLICABLE.

           B. MEMORANDUM AND ARTICLES OF ASSOCIATION

           Our registration number at the Israeli registrar of companies is 52-002290-6.

OBJECTS AND PURPOSES

           Our Memorandum of Association provides that our main objects and purposes include any business connected with the developing, manufacturing, processing, supplying, marketing and distributing of prescription, over-the-counter medical and other health care products. These products include active pharmaceutical ingredients and final dosage form products.

           In February 2000, the Company's Ordinance (New Version - 1983) was replaced with the Companies Law. Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as a result our Articles are not consistent with the Companies Law, the provisions of the Companies Law apply unless specifically stated otherwise in the Companies Law. Similarly, in all places where our Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles are understood to refer to the relevant Section of the Companies Law.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

           FIDUCIARY DUTIES OF OFFICE HOLDERS

           The Companies Law imposes fiduciary duties that "office holders" owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position and all other important information pertaining to these actions.

           The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. Specifically, an office holder must avoid any conflict of interest between the office holder's position in a company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of a company to receive a personal gain for himself or others. An office holder must also disclose to a company any information or documents relating to that company's affairs that the office holder has received due to his or her position in a company.

           Under the Companies Law, all arrangements as to compensation of public companies' directors require the approval of the audit committee, the board of directors and shareholder approval, in that order.

           DISCLOSURE OF PERSONAL INTEREST OF AN OFFICE HOLDER

           The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder's duty to disclose applies also to a personal interest of the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people. An extraordinary transaction is a transaction executed other than in the ordinary course of business, other than according to prevailing market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

           Under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors may approve the transaction between the company and an office holder or a third party in which an office holder has a personal interest, unless the company's articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the company's audit committee and board of directors, and, under certain circumstances, by the shareholders of the company, in that order.

           A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

           DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER

           Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

     o such majority includes at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

     o the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

           Shareholders generally have the right to examine documents in the company's possession pertaining to any matter that requires shareholder approval.

VOTING, RIGHTS ATTACHED TO SHARES, SHAREHOLDERS' MEETINGS AND RESOLUTIONS

           Under the Companies Law, we are required to hold an annual meeting of shareholders at least once every calendar year and not more than fifteen months after the previous annual meeting. In addition, special meetings may be conducted as required by certain events and circumstances.

           Our share capital is divided into Founders' shares and ordinary shares. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. In addition, ordinary shares entitle their holders to two-thirds of the voting power of our company. The Founders' shares entitle their holders to one-third of the voting power of our company.

           Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare interim dividends, whereas our shareholders are authorized to declare final dividends in accordance with our board of directors' recommendation, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

           Under the Companies Law and our Articles of Association, an ordinary resolution of the shareholders (for example, with respect to the appointment of auditors) requires the affirmative vote of a majority of the shares voting in person or by proxy, whereas a special resolution (for example, a resolution amending the articles of association or authorizing changes in capitalization or in the rights attached to a class of shares) requires the affirmative vote of at least 75% of the shares voting in person or by proxy. Rights pertaining to a particular class of shares require the vote of 75% of such class of shares in order to change said rights. The quorum required for a meeting of shareholders consists of at least three shareholders present in person or by proxy who hold or represent between them at least one-third of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the board of directors may designate. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

           RESTRICTION ON VOTING

           In order to reduce our risk of being classified as a "Controlled Foreign Corporation" under the Code, we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if
(a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999 and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999 from exercising more than 9.9% of the voting power in our company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage U.S. persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders' shares, would represent 10% or more of the voting power of our company.)

DUTIES OF SHAREHOLDERS

           Under the Companies Law, each and every shareholder has a duty to act in good faith and in an acceptable manner in exercising his or her rights and fulfilling his or her obligations towards us and other shareholders and to refrain from abusing his power, such as in voting in the general meeting of shareholders on the following matters:

     o    any amendment to the articles of association;

     o    an increase of our authorized share capital;

     o    a merger; or

     o approval of certain actions and transactions that require shareholder approval.

           In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

           Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power in regard to the company is under a duty to act in fairness towards us. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

           The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of the voting power of its shares at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the voting power held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

           The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. If there is no existing 50% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order. Recent promulgated regulations provide an exemption to the above tender offer requirement, in the event that the acquisition of the control of the Company, in any degree, is subject to limitations of applicable non-Israeli law.

           Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, unless the stock-for stock transaction is considered a tax-deferred merger, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder's shares two years following the exchange and on the balance four years thereafter even if the shareholder has not yet sold the new shares.

INDEMNIFICATION AND INSURANCE OF OFFICE HOLDERS

           INSURANCE OF OFFICE HOLDERS

           Subject to the provisions of the Companies Law, our Articles of Association provide that we may enter into an insurance contract that would provide coverage for any monetary liability incurred by any of our office holders with respect to an act performed in the capacity of an office holder for:

     o a breach of the office holder's duty of care to us or to another person;

     o a breach of the office holder's duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not harm us; or

     o a financial liability imposed upon him or her in favor of another person.

We have obtained liability insurance covering our officers and directors.

           INDEMNIFICATION OF OFFICE HOLDERS

           Subject to the provisions of the Companies Law, our Articles of Association provide that we shall indemnify any of our office holders against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

     o a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by the court; and

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or that are instituted on our behalf or by another person or a criminal charge from which he or she is acquitted, or a criminal charge in which he or she is convicted of an offense that does not require proof of criminal intent.

           LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

           The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

     o a breach by the office holder of his or her duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

     o any act or omission done with the intent to derive an illegal personal benefit; or

     o    any fine levied against the office holder.

           In addition, under the Companies Law, exculpation of, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

           C. MATERIAL CONTRACTS

           For a summary of our material contracts, see "Item 4-Information on the Company-Property, Plants and Equipment" and Note 21(a) of our consolidated financial statements included elsewhere in this annual report.

           D. EXCHANGE CONTROLS

           Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new general permit was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

           Dividends, if any, paid to our ordinary shareholders, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

           E. TAXATION AND GOVERNMENT PROGRAMS

GENERAL

           The following is a summary of the current tax structure applicable to companies in Israel with reference to its effect on us. The following also contains a discussion of material Israeli and United States tax consequences to our shareholders and Israeli government programs benefiting us. We cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

           HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

           GENERAL CORPORATE TAX STRUCTURE

           Israeli companies are subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed below, may be considerably less.

           TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

           The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

           Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

           A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

           A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital representing more than 25% of the rights to profits, voting power and to nominate directors and more than 25% of the combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. If the level of foreign investment exceeds 49%, the tax rate is 20%; if the level of foreign investment exceeds 74%, the tax rate is 15%; and if the level of foreign investment exceeds 90%, the tax rate is 10%.

           A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed, including the amount of company tax thereon. The tax rate will be the rate that would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders.

           The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed
(a) during the tax exemption period or within 12 years after the period or (b) if by a foreign investors' company, at any time. The company must withhold this tax at the source, regardless of whether the dividend is converted into foreign currency.

           Subject to applicable provisions concerning income under the alternative package of benefits, all incomes are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to declare a dividend on exempt retained profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

           The Investment Center bases its decision whether or not to approve an application on the criteria in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any of our applications will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

           Various expansions of our facilities in Israel have been granted approved enterprise status under Israeli law. We have received four approvals granting us an alternative package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and we will be eligible for a reduced tax rate of between 10% to 15% for an additional two years (taking into account time limits imposed by the Investment Law). Under the second and third approvals, we will be exempt from corporate tax for a period of two years from 2001 (with respect to the second approval) and 2003 (with respect to the third approval) and we will be eligible for a reduced tax rate of between 10% to 15% for an additional eight years. Under the fourth approval, our undistributed income derived from such Approved Enterprise will be exempt from corporate tax for a period of two years following the implementation of the plan. We will be eligible for a reduced tax rate of between 10% to 15% for an additional eight years thereafter.


           The above benefits are conditioned upon the fulfillment of conditions stipulated by the Investment Law, regulations promulgated thereunder and the instruments of approval for the specified investments in approved enterprises. If we fail to comply with these conditions, our benefits may be cancelled and we may be required to refund the amount of the benefits, in whole or in part.

           GRANTS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND REDEVELOPMENT, 1984

           Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Following the full repayment of the grant, there is no further liability for royalties.

           The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside of Israel, assuming we receive approval from the Chief Scientist for the foreign manufacturing we may be required to pay increased royalties. The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel as follows:

         EXTENT OF MANUFACTURING              ROYALTIES TO THE CHIEF SCIENTIST
         VOLUME OUTSIDE OF ISRAEL                 AS A PERCENTAGE OF GRANT
         ------------------------             ----------------------------
          less than 50%...............                    120%
          between 50% and 90%.........                    150%
          more than 90%...............                    300%

           The technology developed with Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. This approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted.

           Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

           The Israeli authorities have indicated that the government may reduce or abolish grants from the Chief Scientist in the future. Even if these grants are maintained, we cannot assure you that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot assure you that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

           TAX BENEFITS AND GRANTS FOR RESEARCH AND DEVELOPMENT

           Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including depreciation, relating to scientific research and development projects, if:

     o the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

     o the research and development is for the promotion or development of the company; and

     o the research and development is carried out by or on behalf of the company seeking the deduction.

Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to a company through government grants are not deductible according to Israeli law.

           SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

           The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

           There is a special tax adjustment for the preservation of equity as follows:

     o Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

     o Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

     o Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

           The Inflationary Adjustments Law also includes provisions concerning taxation on gains of companies from the sale of traded securities. There is some uncertainty as to whether these provisions also apply to foreign corporations that hold our shares because non-resident companies are not expressly exempted from them, subject to the other provisions of the Inflationary Adjustments Law and any applicable tax treaty.

           TAXATION OF NON-RESIDENT HOLDERS OF SHARES

           Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as nonpassive income from services provided in Israel. Israeli tax at a rate of 25% is generally withheld at source from dividends paid to non-residents; the applicable rate for dividends paid out of the profits of an Approved Enterprise is 15%. These rates are subject to the provisions of any applicable tax treaty.

           Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12 1/2%, subject to certain conditions.

           CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

ISRAELI CAPITAL GAINS TAX

           Until the end of the year 2002, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax because we qualified as an "Industrial Company". However, there can be no assurance that the Israeli tax authorities will not contest our status as an "Industrial Company", including with retroactive effect. This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

           As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares accrued from January 1, 2003 and on will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation and regulations promulgated thereunder, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

           In any event, under the US-Israel Tax Treaty, a US treaty resident may only be liable to Israeli capital gains tax on the sale of our ordinary shares if that US treaty resident holds 10% or more of the voting power in our company at any time during the twelve month period preceding such sale.

           Non-residents of Israel who purchase our ordinary shares with Israeli currency or other foreign currency are able to receive dividends thereon, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, less any applicable taxes, as well as the proceeds of any sale of our ordinary shares, in freely repatriable U.S. dollars (or other currencies) at the rate of the exchange prevailing at the time of conversion, pursuant to the general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Israeli Currency Control Law, 1978, provided that Israeli income tax has been withheld with respect to such amounts.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

           Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares, referred to for purposes of this discussion as a "U.S. Holder," that is:

     o    a citizen or resident of the United States;

     o a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

     o an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

     o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, referred to as a "Non-U.S. Holder," are discussed below.

           This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to own our ordinary shares.

           This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

     o    are broker-dealers or insurance companies;

     o    have elected mark-to-market accounting;

     o    are tax-exempt organizations;

     o    are financial institutions or "financial services entities";

     o hold ordinary shares as part of a "straddle," "hedge" or "conversion transaction" with other investments;

     o own directly, indirectly or by attribution at least 10% of our voting power;

     o    have a functional currency that is not the U.S. dollar; or

     o    acquire ordinary shares as compensation.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

           Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a Non-U.S. Holder are also discussed below.

           EACH HOLDER OF ORDINARY SHARES IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

TAXATION OF ORDINARY SHARES

           TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

           Subject to the discussion below under "Tax Consequences if We Are a Passive Foreign Investment Company," a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares.

           U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes; however, special rules will apply if we are a "United States-owned foreign corporation," which we may be. In that case distributions of current or accumulated earnings and profits will be treated as U.S. source and foreign source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a "United States-owned foreign corporation" as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. U.S. Holders who are entitled to the benefits of the Tax Treaty may elect to credit Israeli withholding taxes allocable to the portion of our distributions treated as from U.S. sources under these rules against their United States federal income tax liability on such portion.

           Generally, the total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16 day holding period required by the statute.

           TAXATION OF THE DISPOSITION OF ORDINARY SHARES

           Upon the sale or exchange of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the ordinary shares, which is usually the cost of such shares in U.S. dollars, and the amount realized on the disposition in U.S. dollars. Capital gain from the sale or exchange of ordinary shares held more than one year is long-term capital gain, and is generally eligible for a maximum 20% rate of taxation for individuals and other non-corporate taxpayers. Gains and losses recognized by a U.S. Holder on a sale or exchange of ordinary shares normally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.

           In certain instances, a U.S. Holder who is subject to tax in Israel on the sale of our shares and who is entitled to the benefits of the Tax Treaty may treat such gain as Israeli source income and thus could, subject to other U.S. foreign tax credit limitations, credit the Israeli tax on such sale against their U.S. federal income on the gain from that sale.

           TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

           We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a "qualified electing fund" (as described below):

     o Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year (other than the year prior to the first year in which we were a PFIC) at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

     o The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

     o A U.S. Holder's tax basis in shares of our stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

           The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a "qualified electing fund", or QEF, in the first taxable year in which the U.S. Holder owns ordinary shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event we are classified as a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

           A U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

           We do not believe that we are a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

           Similarly, U.S. Holders of our shares would be subject to adverse tax consequences if we or any of our foreign corporate subsidiaries were classified as a foreign personal holding company. However, we do not currently believe that we or any of such subsidiaries currently is, or is likely in the future to be so classified.

           TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

           Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

     o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

     o the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

     o the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

           INFORMATION REPORTING AND BACK-UP WITHHOLDING

           U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding (currently 30%) on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

           Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

           The amount of any back-up withholding may be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

           F.  DIVIDENDS AND PAYING AGENTS

           NOT APPLICABLE.

           G.  STATEMENT BY EXPERTS

           NOT APPLICABLE.

           H.  DOCUMENTS ON DISPLAY

           We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the Securities and Exchange Commission's EDGAR system will be available for retrieval on its website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at its facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

           As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.         SUBSIDIARY INFORMATION

        NOT APPLICABLE.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

           Our exposure to market risk for changes in interest rates and foreign currency rates relates mainly to our long-term debt obtained to purchase fixed assets. Our interest expenses are sensitive to the LIBOR and CPI, as most of our long-term debt bears a LIBOR or CPI-based interest rate. As of December 31, 2002, $55.1 million of loans bear an average interest rate of 5.0%. Consequently, a 0.5% change in interest rates will reduce pretax income by approximately $275,000. We have a contract to hedge our exposure to CPI fluctuations in Israel. In addition, we have long-term loans in Canada, denominated in local currency, in the amount of $4.9 million. A 10% adverse change in the exchange rate will reduce reported pretax income by approximately $49,000.

           Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        NOT APPLICABLE.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

        NOT APPLICABLE.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        NOT APPLICABLE.

ITEM 15.   CONTROLS AND PROCEDURES

       An evaluation was performed under the supervision and with the participation of our management, including our general manager and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our general manager and chief financial officer concluded that our disclosure controls and procedures were effective. There have been no significant changes in our disclosure controls or in other factors that would likely significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

           We have responded to Item 18 in lieu of this item.

ITEM 18.   FINANCIAL STATEMENTS

           The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.    EXHIBITS

           The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.            Description
-----------            -----------

1.1                 Memorandum of Association of Taro Pharmaceutical Industries
                    Ltd. (1)

1.2                 Articles of Association of Taro Pharmaceutical Industries
                    Ltd., as amended (2)

2.1                 Form of ordinary share certificate (1)

4.1                 Taro Vit Industries Limited 1984 Stock Option Plan (3)

4.2                 Taro Vit Industries Limited 1991 Stock Incentive Plan (3)

4.3                 Taro Pharmaceutical Industries Ltd. 2000 Employee Stock
                    Purchase Plan (4)

4.4                 Taro Pharmaceutical Industries 1999 Stock Incentive Plan (5)

8                   List of Subsidiaries  (6)

10.1                Consent of Kost, Forer & Gabbay

10.2                Debenture and Loan Agreement dated December 19, 2000 (6)

99.1                Certification of Samuel Rubinstein

99.2                Certification of Kevin Connelly
-----------------

(1) Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.

(2) Previously filed as an exhibit to our Registration Statement on Form F-3 (No. 33-11806) and incorporated herein by reference.

(3) Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.

(4) Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.

(5) Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.

(6) Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

                                    SIGNATURE


           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                       TARO PHARMACEUTICAL INDUSTRIES LTD.


                                               By:/s/ Kevin Connelly
                                                  ------------------------------
                                                   Kevin Connelly,
                                                   Senior Vice President
                                                   and Chief Financial Officer

Dated:  April 30, 2003

                                 CERTIFICATIONS

I, Samuel Rubinstein, certify that:

1. I have reviewed this annual report on Form 20-F of Taro Pharmaceutical Industries Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

        a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

        b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

        c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

        a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                               By:   /s/ Samuel Rubinstein
                                                     ---------------------------
                                                      Samuel Rubinstein
Date:  April  30, 2003                                Senior Vice President

                                 CERTIFICATIONS


I, Kevin Connelly, certify that:

1. I have reviewed this annual report on Form 20-F of Taro Pharmaceutical Industries Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

        a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

        b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

        c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

        a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                            By:  /s/ Kevin Connelly
                                                 -------------------------------
                                                 Kevin Connelly
Date:  April  30, 2003                           Senior Vice President and
                                                 Chief Financial Officer

                       TARO PHARMACEUTICAL INDUSTRIES LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                                 IN U.S. DOLLARS




                                      INDEX


                                                                       PAGE
                                                                       ----

REPORT OF INDEPENDENT AUDITORS                                          2

CONSOLIDATED BALANCE SHEETS                                           3 - 4

CONSOLIDATED STATEMENTS OF INCOME                                       5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                           6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 7 - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            9 - 44



                              - - - - - - - - - - -

ERNST & YOUNG



                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                       TARO PHARMACEUTICAL INDUSTRIES LTD.



         We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.




Tel-Aviv, Israel                                      KOST FORER & GABBAY
February 19, 2003                              A Member of Ernst & Young Global


                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                               DECEMBER 31,
                                                                                -------------------------------------------
                                                                                       2002                    2001
                                                                                -------------------     -------------------
     ASSETS

 CURRENT ASSETS:
    Cash and cash equivalents                                                        $130,717                $150,732
    Restricted short-term bank deposits (Note 3)                                        2,468                   2,416
    Accounts receivable:
    Trade (Note 4a)                                                                    69,038                  41,131
    Other and prepaid expenses (Note 4b)                                               12,453                   8,134
    Inventories (Note 5)                                                               42,439                  29,081
                                                                                -------------------     -------------------

 Total current assets                                                                 257,115                 231,494
                                                                                -------------------     -------------------

 LONG-TERM INVESTMENTS (Note 9)                                                         1,348                   2,838
                                                                                -------------------     -------------------

 PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)                                           93,358                  54,024
                                                                                -------------------     -------------------

 OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Note 7)                             7,676                   2,954
                                                                                -------------------     -------------------

 GOODWILL (Note 8)                                                                      7,150                   3,839
                                                                                -------------------     -------------------

 DEFERRED INCOME TAXES (Note 16)                                                       13,198                  12,613
                                                                                -------------------     -------------------

 Total assets                                                                        $379,845                $307,762
                                                                                ===================     ===================


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS




                                                                                                 DECEMBER 31,
                                                                                  -------------------------------------------
                                                                                         2002                    2001
                                                                                  -------------------     -------------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
    Short-term bank credit and short-term loans (Note 10)                              $ 2,310                $  2,221
    Current maturities of long-term debt (Note 12)                                       7,962                   6,010
    Accounts payable:
    Trade                                                                               25,216                  12,701
    Other and accrued expenses (Note 11)                                                20,199                  12,383
    Income taxes payable                                                                 2,557                   1,468
                                                                                  -------------------     -------------------

 Total current liabilities                                                              58,244                  34,783
                                                                                  -------------------     -------------------

 LONG-TERM LIABILITIES:
    Long-term debt, net of current maturities (Note 12)                                 47,127                  49,285
    Deferred income taxes (Note 16)                                                      2,780                   3,409
    Accrued severance pay (Note 9)                                                       1,398                   1,145
                                                                                  -------------------     -------------------

 Total long-term liabilities                                                            51,305                  53,839
                                                                                  -------------------     -------------------

 COMMITMENTS AND CONTINGENCIES (Note 14)

 MINORITY INTEREST                                                                       1,159                     776
                                                                                  -------------------     -------------------

 SHAREHOLDERS' EQUITY (Note 15):
    Share capital:
      Ordinary Shares of NIS 0.0001 par value:
         Authorized at December 31, 2002 and 2001: 200,000,000 shares;
         Issued at December 31, 2002 and 2001: 29,008,589 and
         28,886,054 shares, respectively; Outstanding at December 31,
         2002 and 2001: 28,744,289 and 28,621,754, respectively                            679                     679
      Founders' shares of NIS 0.00001 par value:
         Authorized, issued and outstanding at December 31, 2002
         and 2001: 2,600 shares                                                              1                       1
    Additional paid-in capital                                                         173,584                 167,599
    Accumulated other comprehensive loss                                                (2,358)                 (2,591)
    Treasury stock                                                                      (1,288)                 (1,288)
    Retained earnings                                                                   98,519                  53,964
                                                                                  -------------------     -------------------

 Total shareholders' equity                                                            269,137                 218,364
                                                                                  -------------------     -------------------

 Total liabilities and shareholders' equity                                           $379,845                $307,762
                                                                                  ===================     ===================


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                       YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------------------------------
                                                                            2002                 2001                 2000
                                                                      -----------------    -----------------    -----------------

Sales (Notes 17a and 18)                                                    $ 211,581           $ *)149,230           $ 103,797
Cost of sales                                                                  79,468                54,736              41,206
                                                                      -----------------    -----------------    -----------------

Gross profit                                                                  132,113                94,494              62,591
                                                                      -----------------    -----------------    -----------------

Operating expenses:
   Research and development, net (Note 17b)                                    26,373                19,633              14,593
   Selling, marketing, general and administrative (Note 17c)                   52,481            *)  42,086              31,902
                                                                      -----------------    -----------------    -----------------

                                                                               78,854                61,719              46,495
                                                                      -----------------    -----------------    -----------------

Operating income                                                               53,259                32,775              16,096
Financial expenses, net (Note 17d)                                               (162)               (2,594)             (3,855)
                                                                      -----------------    -----------------    -----------------

                                                                               53,097                30,181              12,241
Other income, net                                                                  78                   272                 344
                                                                      -----------------    -----------------    -----------------

Income before income taxes                                                     53,175                30,453              12,585
Income taxes (Note 16)                                                          8,406                 4,378               2,538
                                                                      -----------------    -----------------    -----------------

                                                                               44,769                26,075              10,047
Minority interest in earnings of a subsidiary                                    (214)                  (81)                (20)
                                                                      -----------------    -----------------    -----------------

Net income                                                                   $ 44,555              $ 25,994            $ 10,027
                                                                      =================    =================    =================

Basic net earnings per Ordinary share (Note 15g)                               $ 1.55                $ 1.11              $ 0.47
                                                                      =================    =================    =================

Diluted net earnings per Ordinary share (Note 15g)                             $ 1.52                $ 0.99              $ 0.42
                                                                      =================    =================    =================


*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                               ACCUMULATED
                                                                                            ADDITIONAL           OTHER
                                                                           SHARE             PAID-IN          COMPREHENSIVE
                                                                           CAPITAL           CAPITAL               LOSS
                                                                        ---------------   ---------------   -------------------

 Balance at January 1, 2000                                              $      680        $   23,562        $       (868)

    Net income                                                                    -                 -                   -
    Other comprehensive income (losses):
    Foreign currency translation adjustments                                      -                 -                (568)
    Unrealized gains on available-for-sale marketable securities                  -                 -                  55

    Total comprehensive income
    Exercise of options                                                           *)              276                   -
    Amortization of compensation in respect
     of options granted to non-employees                                          -               123                   -
    Purchase of treasury stock                                                    *)                -                   -
                                                                        ---------------   ---------------   -------------------

 Balance at December 31, 2000                                                   680            23,961              (1,381)

    Net income                                                                    -                 -                   -
    Other comprehensive income (losses):
    Foreign currency translation adjustments                                      -                 -              (1,204)
    Unrealized losses on available-for-sale marketable securities                 -                 -                  (6)

    Total comprehensive income
    Tax benefit related to exercise of stock options                              -            16,045                   -
    Exercise of options                                                           *)              989                   -
    Stock split effected as a stock dividend (100%)                               *)                *)                  -
    Issuance of shares, net                                                       *)          126,574                   -
    Amortization of compensation in respect
     of options granted to non-employees                                          -                30                   -
    Purchase of treasury stock                                                    *)                -                   -
                                                                        ---------------   ---------------   -------------------

 Balance at December 31, 2001                                                   680           167,599              (2,591)

    Net income                                                                    -                 -                   -
    Other comprehensive income (losses):
    Foreign currency translation adjustments                                      -                 -                 236
    Unrealized losses on available-for-sale marketable securities                 -                 -                  (3)

    Total comprehensive income
    Tax benefit related to exercise of stock options                              -             5,195                   -
    Exercise of options                                                           *)              651                   -
    Amortization of compensation in respect
     of options granted to non-employees                                          -               139                   -
                                                                        ---------------   ---------------   -------------------

 Balance at December 31, 2002                                            $      680           $  173,584    $      (2,358)
                                                                        ===============   ===============   ===================

 Accumulated unrealized gains on available-for-sale marketable securities                                   $          46
 Accumulated foreign currency translation adjustments                                                              (2,404)
                                                                                                            -------------------
                                                                                                            $      (2,358)
*) Represents an amount lower than $1.                                                                      ===================
The accompanying notes are an integral part of the consolidated financial statements.



                             ** TABLE CONTINUED **





                                      F-6A

                                                                                                                    TOTAL
                                                                            TREASURY           RETAINED          SHAREHOLDERS'
                                                                              STOCK            EARNINGS             EQUITY
                                                                          ---------------   ---------------   --------------------

 Balance at January 1, 2000                                                $   (765)       $   17,943        $     40,552
                                                                                                              --------------------
    Net income                                                                    -            10,027              10,027
    Other comprehensive income (losses):
    Foreign currency translation adjustments                                      -                 -                (568)
    Unrealized gains on available-for-sale marketable securities                  -                 -                  55
                                                                                                              --------------------
    Total comprehensive income                                                                                      9,514
    Exercise of options                                                           7                 -                 283
    Amortization of compensation in respect
     of options granted to non-employees                                          -                 -                 123
    Purchase of treasury stock                                                 (258)                -                (258)
                                                                          ---------------   ---------------   --------------------

 Balance at December 31, 2000                                                (1,016)           27,970              50,214
                                                                                                              --------------------
    Net income                                                                    -            25,994              25,994
    Other comprehensive income (losses):
    Foreign currency translation adjustments                                      -                 -              (1,204)
    Unrealized losses on available-for-sale marketable securities                 -                 -                  (6)
                                                                                                              --------------------
    Total comprehensive income                                                                                     24,784
    Tax benefit related to exercise of stock options                              -                 -              16,045
    Exercise of options                                                           -                 -                 989
    Stock split effected as a stock dividend (100%)                               -                 -                   -
    Issuance of shares, net                                                       -                 -             126,574
    Amortization of compensation in respect
     of options granted to non-employees                                          -                 -                  30
    Purchase of treasury stock                                                 (272)                -                (272)
                                                                          ---------------   ---------------   --------------------

 Balance at December 31, 2001                                                (1,288)            53,964            218,364
                                                                                                              --------------------
    Net income                                                                    -             44,555             44,555
    Other comprehensive income (losses):
    Foreign currency translation adjustments                                      -                 -                 236
    Unrealized losses on available-for-sale marketable securities                 -                 -                  (3)
                                                                                                              --------------------
    Total comprehensive income                                                                                     44,788
    Tax benefit related to exercise of stock options                              -                 -               5,195
    Exercise of options                                                           -                 -                 651
    Amortization of compensation in respect
     of options granted to non-employees                                          -                 -                 139
                                                                          ---------------   ---------------   --------------------

 Balance at December 31, 2002                                              $ (1,288)       $   98,519         $   269,137
                                                                          ===============   ===============   ====================

 Accumulated unrealized gains on available-for-sale marketable securities
 Accumulated foreign currency translation adjustments


                              ** TABLE COMPLETE **




                                      F-6B

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                                            YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------------------------
                                                                                 2002               2001                 2000
                                                                           -----------------  -----------------    -----------------

Cash flows from operating activities:
    Net income                                                              $       44,555     $       25,994       $      10,027
    Adjustments required to reconcile net income to net cash  provided by operating activities:
    Minority interest in earnings of a subsidiary                                      214                 81                  20
    Depreciation and amortization                                                    8,263              6,728               5,763
    Amortization of compensation in respect of options granted
     to non-employees                                                                  139                 30                 123
    Accrued severance pay, net                                                          55                 35                  89
    Capital gain on sale of property, plant and equipment                                -                (19)                  -
    Erosion of long-term debt                                                         (327)              (622)                485
    Deferred income taxes, net                                                       4,254              2,117                 507
    Increase in trade receivables                                                  (26,853)            (2,560)            (13,589)
    Increase in other accounts receivable and prepaid expenses                      (4,250)            (1,410)               (974)
    Increase in inventories                                                        (11,717)           (10,454)             (1,773)
    Increase in trade payables                                                      11,090              4,125               2,719
    Increase in other accounts payable and accrued expenses                          3,142              2,662               3,467
    Increase (decrease) in income taxes payable                                      1,077                687                (669)
                                                                           -----------------  -----------------    -----------------

Net cash provided by operating activities                                           29,642             27,394               6,195
                                                                           -----------------  -----------------    -----------------

 Cash flows from investing activities:
    Purchase of property, plant and equipment                                      (43,246)           (19,258)            (12,109)
    Acquisition of Thames Pharmacal Company, Inc. (a)                               (6,436)                 -                   -
    Investments in other intangible assets                                            (377)            (1,391)             (1,414)
    Long-term security deposits and other assets                                      (130)                10                 104
    Investment in restricted short-term bank deposits                                  (52)              (185)               (199)
    Proceeds from sale of property, plant and equipment                                371                 26                   -
                                                                           -----------------  -----------------    -----------------

Net cash used in investing activities                                              (49,870)           (20,798)            (13,618)
                                                                           -----------------  -----------------    -----------------



The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS
                                                                                     YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------------------------------
                                                                          2002                 2001                 2000
                                                                    -----------------    -----------------    -----------------
 Cash flows from financing activities:
 -------------------------------------
    Proceeds from exercise of options                                            651                  989                  283
    Proceeds from issuance of shares, net                                          -              126,574                    -
    Proceeds from long-term debt                                               7,183               15,750               20,693
    Purchase of treasury stock                                                     -                 (272)                (258)
    Repayment of long-term debt                                               (6,006)              (6,102)              (4,991)
    Short-term bank credit and short-term loans, net                          (1,636)                  51               (4,034)
                                                                   ------------------   ------------------   ------------------

 Net cash provided by financing activities                                       192              136,990               11,693
                                                                   ------------------   ------------------   ------------------

 Effect of exchange rate changes on cash and cash equivalents                     21                  (99)                 (28)
                                                                   ------------------   ------------------   ------------------

 Increase (decrease) in cash and cash equivalents                            (20,015)             143,487                4,242
 Cash and cash equivalents at the beginning of the year                      150,732                7,245                3,003
                                                                   ------------------   ------------------   ------------------

 Cash and cash equivalents at the end of the year                   $        130,717       $      150,732       $        7,245
                                                                   ==================   ==================   ==================

 Supplemental disclosure of cash flow transaction:
 -------------------------------------------------
   Cash paid during the year
    for:
      Interest                                                      $          4,196       $        3,557       $        3,258
                                                                   ==================   ==================   ==================

      Income taxes                                                  $          1,770       $        1,568       $        2,677
                                                                   ==================   ==================   ==================

 (a) Acquisition of Thames Pharmacal Company, Inc.:
     ----------------------------------------------
       Estimated fair value of assets acquired and
        liabilities assumed at the date of acquisition:

                Working capital deficiency, net (excluding cash)    $         (1,788)
                Property, plant and equipment                                    220
                Intangible assets                                              4,697
                Goodwill                                                       3,307
                                                                   ------------------

                                                                    $          6,436
                                                                   ==================

 (b) Non-cash investing and financing transactions:
     ----------------------------------------------
              Property, plant and equipment                         $          4,003       $        1,867       $        1,991
                                                                   ==================    =================    =================

              Other accounts payable                                $         (3,263)      $       (1,867)      $       (1,991)
                                                                   ==================    =================    =================

              Long-term debt                                        $           (740)      $            -       $            -
                                                                   ==================    =================    =================

               Tax benefit related to exercise of stock options     $          5,195       $       16,045       $            -
                                                                   ==================    =================    =================

              Tax benefit related to exercise of stock options      $         (5,195)      $      (16,045)      $            -
                                                                   ==================    =================    =================

The accompanying notes are an integral part of the consolidated financial statements.


                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-         GENERAL

               a. Taro Pharmaceutical Industries Ltd. ("the Company") is an Israeli corporation which operates in Israel and through Israeli, North American, and European subsidiaries ("the Group"). The principal business activities of the Group are the production, research and development and marketing of pharmaceutical products. The Company's Ordinary Shares are traded on the NASDAQ National Market in the United States.

                    All of the industrial pharmaceutical activities of the Group in Israel are performed by the Company. The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. Taro Research Institute Ltd. provides research and development services to the Group. Taro International Ltd. and Taro Pharmaceuticals (U.K.) Ltd. are engaged in the marketing activities of the Group outside North America.


                    The Group manufactures generic drug products in its facilities located in Canada, U.S.A. and Israel and manufactures bulk active pharmaceutical ingredients in its facilities located in Israel. The majority of the Group's sales are in North America.

                    In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers. In Israel, the Group sells and distributes its products principally to healthcare institutions and private pharmacies.

                    Sales of six product lines in 2002 contributed approximately 51% of the Group's consolidated sales. In the generic pharmaceutical industry, selling prices and related profit margins tend to decrease as products mature due to increased competition from other generic pharmaceutical manufacturers as they gain approval from the U.S. Food & Drug Administration, the Canadian Therapeutic Products Directorate, the Israeli and other Ministries of Health ("Government Agencies") to manufacture equivalent products. The Group's future operating results are dependent on, among other things, its ability to introduce new products and maintain its approvals to market existing drugs.

                    While non-compliance with Government Agencies' regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred. The Group believes that it is in material compliance with all Government Agencies' regulations.

                    One customer accounted for 22%, 15% and 18% of the Group's revenues for the years ended December 31, 2002, 2001 and 2000, respectively (see also Note 17a).

                    Some raw materials and certain products are currently obtained from single domestic or foreign suppliers. Although the Group has not experienced material difficulties to date, future supply interruptions could require additional regulatory approvals and may result in the Group's inability to market such products pending approvals. Any significant and prolonged interruption of supply could have a material adverse effect on the Group's results of operations and financial position.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-   GENERAL (CONT.)

               b. On May 7, 2002, the Company through its subsidiaries purchased substantially all of the assets and assumed all liabilities of Thames Pharmacal, Inc. ("Thames"). Thames was a privately-held New York manufacturer of prescription and over-the-counter pharmaceutical products. The acquisition was made in order to broaden the Company's products' portfolio. The aggregate purchase price of $6,436 was paid in cash. The Company accounted for this acquisition by the purchase method. The results of Thames operations have been included in the consolidated financial statements since the acquisition date.

                    The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

                          Current assets                    $         3,121
                          Current liabilities                        (4,812)
                          Property, plant and equipment                 220
                          Intangible assets                           4,600
                          Goodwill                                    3,307
                                                           ------------------

                                                            $         6,436
                                                           ==================

                    The intangible assets acquired include product rights with weighted average useful life of 11 years. No in-process research and development was identified.

                    Pro forma information in accordance with Statement of Financial Accounting Standard No. 141, "Business Combinations" ("SFAS No. 141") has not been provided, since the sales and net income for 2002 and 2001 were not material in relation to total consolidated sales and net income.


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

               The consolidated financial statements are prepared according to generally accepted accounting principles in the United States ("U.S. GAAP").

               a.   Use of estimates:

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 b. Financial statements in U.S. dollars:

                    A majority of the revenues of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollars"). In addition, a substantial portion of the costs of the Company and certain of its subsidiaries is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                    Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses resulting from remeasurement of monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

                    The dollar has been determined to be the functional currency for the Company and all subsidiaries except the Canadian and U.K. subsidiaries, for which their local currencies are their functional currencies. The financial statements of the Canadian and U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts has been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders' equity, under "Accumulated other comprehensive loss".

               c.   Principles of consolidation:

                    The consolidated financial statements include the accounts of the Company and its subsidiaries (as to the subsidiaries included in the consolidation, see below). Inter-company transactions and balances have been eliminated in consolidation. Profits from inter-company sales not yet realized outside the Group have been eliminated in consolidation. Subsidiaries included in the consolidation:

                                                                                                   DECEMBER 31, 2002
                                                                                      -------------------------------------------
                                                                                                   SHARES CONFERRING
                                                                                      -------------------------------------------
                                                                                            VOTING                 RIGHTS TO
                                                                                           RIGHTS %                PROFITS %
                                                                                      -------------------     -------------------
        Taro Pharmaceuticals North America, Inc. -incorporated under the laws                 100                     100
           of the Cayman Islands and its wholly-owned Ontario registered subsidiary in Canada, Taro Pharmaceuticals Inc. ("the Canadian
           subsidiary")
        Taro Pharmaceuticals U.S.A., Inc. - registered in the U.S. ("the U.S.
           subsidiary") (1) (3)                                                               50                     96.9
        Thames Pharmaceuticals, Inc. - a subsidiary of Taro Pharmaceutical
           U.S.A., Inc. ("Thames")                                                            100                     100
        Taro Research Institute Ltd. (2)                                                      100                     100
        Taro International Ltd. (2)                                                           100                     100
        Taro Pharmaceuticals International B.V. - a holding subsidiary in
           Netherlands ("the Netherlands subsidiary")                                         100                     100
        Taro Pharmaceuticals (U.K.) Ltd. - a subsidiary of Taro Pharmaceuticals
           International B.V. ("the U.K. subsidiary")                                         100                     100
        Taro Hungary Kft - a subsidiary of Taro Pharmaceuticals International
           B.V. ("the Hungarian subsidiary")                                                  100                     100
        Taro Pharmaceuticals Ireland Ltd. - a subsidiary of Taro
           Pharmaceuticals International B.V. ("the Irish subsidiary")                        100                     100




                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               (1) 50% of the shares conferring voting rights and 96.9% of the shares conferring rights to profits are held by the Company; the remaining shares conferring 50% of the voting rights and 3.1% of the rights to profits are held by Taro Development Corporation (a shareholder of the Company). According to an agreement between the shareholder and the Company, the shareholder will appoint directors in the U.S. subsidiary as instructed by the Company.

               (2)  Registered in Israel.

               (3) During 2002, 84.4% of the shares conferring rights to profits of the U.S. subsidiary were transferred, in the form of dividend, to the Company from Taro Pharmaceuticals North America Inc. pursuant to section 104 (c) of the Israeli Income Tax Ordinance. According to a tax ruling received from the Israeli Income Tax Authorities, in the event that the U.S. subsidiary pay a dividends to it shareholders, a portion of $5.2 million of total retained earnings, at the distribution date, will not be entitled to tax benefits under the tax treaty between Israel and the United States.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          e.   Restricted short-term bank deposits:

               Restricted cash is primarily invested in certificates of deposit, which mature within one year and is used as security for the Company's short-term bank loans. Such restricted short-term bank deposits are recorded at cost, including accrued interest.

          f.   Marketable securities:

               Investments in marketable securities are accounted for in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). The Company's marketable securities are composed of ordinary shares of other publicly-held companies. Management determines the proper classification of investment in equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company classified its marketable securities as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity under "Accumulated other comprehensive loss". Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income. The carrying amount of such securities approximates their fair value. Marketable securities accounted for less than one percent of total assets as of December 31, 2002 and 2001.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          g.   Allowance for doubtful accounts:

               The allowance for doubtful accounts is calculated primarily with respect to specific debts which, in the opinion of the Company's management, are doubtful of collection, and with respect to a fixed general allowance which, in the opinion of the Company's management is sufficient to cover anticipated uncollectible balances.

          h.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or obsolescence. Cost is determined as follows:

               Raw and packaging materials - average cost basis.

               Finished goods and work in progress - average production costs including materials, labor and direct and indirect manufacturing expenses.

               Purchased products for commercial purposes - at cost.

          i.   Property, plant and equipment:

               1. Property, plant and equipment are stated at cost net of accumulated depreciation.

               2. Interest and payroll expenses incurred during the construction period of property, plant and equipment are capitalized to the cost of such assets.

               3. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:


                                                        % ---------------------

Buildings                                                       2.5 - 4
Installations, machinery and equipment                    5 - 10 (mainly 10)
Motor vehicles                                                  15 - 20
Furniture, fixtures, office equipment and EDP equipment   6 - 33 (mainly 20)

               Leasehold improvements are depreciated by the straight-line method over the term of the lease (5-10 years).

               4. The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). The SOP requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. During the years 2002 and 2001, the Group capitalized $777 and $461 of software costs, respectively. Capitalized software costs are amortized by the straight-line method over their estimated useful life of three years.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               j.   Goodwill:

                    Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 40 years. Under Statement of Financial Accounting Standard No.142, "Goodwill and Other Intangible Assets"("SFAS No. 142") goodwill acquired in a business combination for which date is on or after July 1, 2001 and all goodwill after December 31, 2001, shall not be amortized. SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair values of the reporting units were determined using expected future discount cash flow. The Company performed the impairment tests during the fourth fiscal quarter. According to those tests, no impairment exists as of December 31, 2002.

               k.   Other intangible assets and deferred charges:


                    Product rights subject to amortization arising from acquisitions prior to July 1, 2001, continue to be amortized on a straight-line basis over their useful life. Product rights are amortized over 8 and 20 years.


                    Intangible assets acquired in a business combination on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Product rights are amortized over a weighted average of 11 years.

                    Debt issuance costs in respect of long-term bonds are deferred and amortized over 10 years.

               l.   Impairment of long-lived assets:

                    The Group's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               m.   Revenue recognition:

                    Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable and collectibility is probable. The Group maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists" ("SFAS No. 48"). Provision for returns and other allowances are determined on the basis of past experience and are netted from revenues.

               n.   Sales incentives and trade promotional allowances:

                    The Company has adopted Emerging Issues Task Force (EITF) No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" effective December 31, 2001. All prior periods sales incentive and trade promotional allowances from selling, marketing, general and administrative expenses have been reclassified as deductions from sales and accordingly, sales were reduced by $904 in 2001.


               o.   Research and development:

                    Research and development expenses, net of related grants received, are charged to expenses as incurred.

               p.   Royalty-bearing grants:

                    Royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and included as a deduction from research and development costs.

               q.   Advertising expenses:

                    The Group expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were approximately $4,075, $4,038 and $1,771, respectively.

               r.   Income taxes:

                    The Group accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               s.   Basic and diluted net earnings per share:

                    Basic net earnings per share are computed based on the weighted average number of Ordinary Shares Ordinary Shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary Shares Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128"). Options which have anti-dilutive effect are immaterial.

               t.   Accounting for stock-based compensation:

                    The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro-forma disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and by Financial Accounting Standard No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" is as follows:

                                                                                                  YEAR ENDED DECEMBER 31,
                                                                               -----------------------------------------------------
                                                                                     2002              2001              2000
                                                                               ----------------  ----------------  -----------------

                         Net income - as reported                               $       44,555    $       25,994    $       10,027

                         Less - total stock-based compensation expenses
                            determined under fair value method for all awards,
                            net of related tax effect                                    1,026               543               235
                                                                               ----------------  ----------------  -----------------


                         Net income - pro-forma                                 $       43,529    $       25,451    $        9,792
                                                                               ================  ================  =================

                         Net earnings per share:

                            Basic - as reported                                 $         1.55    $         1.11    $         0.47
                                                                               ================  ================  =================

                            Basic - pro forma                                   $         1.52    $         1.09    $         0.46
                                                                               ================  ================  =================

                            Diluted - as reported                               $         1.52    $         0.99    $         0.42
                                                                               ================  ================  =================

                            Diluted - pro forma                                 $         1.48    $         0.97    $         0.41
                                                                               ================  ================  =================



                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The Company applies SFAS No. 123 and Emerging Issue Task Force
               (EITF) No. 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of option valuation models to measure the fair value of the options on the date of grant.

          u.   Concentrations of credit risk:

               Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposits, marketable securities and trade receivables. Cash and cash equivalents and restricted short-term bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalent and restricted short term bank deposits are financially sound, and accordingly, minimal credit risk exists with respect to these financial instruments.

               The Group's trade receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by obtaining credit insurance, the diversity of its customer base and geographic sales areas. The Group performs ongoing credit evaluations of its customers' financial condition and requires collateral when deemed necessary.

               The Company's marketable securities include investments in equity of other publicly held companies. Management believes that these corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

          v.   Fair value of financial instruments:

               The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, restricted short-term bank deposits, trade receivables, trade payables and exchangeable notes, approximate their fair value due to the short-term maturities of these instruments.

               The carrying and fair values for marketable securities are based on quoted market prices.

               The carrying amounts of the Group's borrowing arrangements under its short and long-term debt agreements approximate their fair value based on the Group's incremental borrowing rates for similar types of borrowing arrangements.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          w.   Accounting for derivatives:

               The Company has adopted Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No.133"), as amended. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying fair value hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

               The cumulative effect of the adoption of SFAS No.133 was a decrease in income before taxes of $194 for the year ended December 31, 2001. This amount is included in financial expenses, net, and not as an accumulated effect of an accounting change, due to immateriality. The adoption did not have a material effect on other comprehensive income.

          x.   Impact of recently issued accounting standards:

               In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections," which rescinds SFAS No.4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No.64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No.145 also rescinds SFAS No.44, "Accounting for Intangible Assets for Motor Carriers". SFAS No.145 amends SFAS No.13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No.145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect that the adoption of SFAS No.145 will have a material impact on its results of operations or financial position.

               In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal of Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal of activities, including restructuring activities. SFAS No.146 requires that costs associated with exit or disposal of activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is effective for all exit or disposal of activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No.146 will have a material impact on its results of operations or financial position.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               In November 2002, the FASB issued Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No.5, 57 and 107 and Rescission of FASB Interpretation No.34" ("FIN No.45"). FIN No.45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No.45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure provisions of FIN No.45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year-end. The Company does not expect that the adoption of FIN No.45 will have a material impact on its results of operations or financial position.

          y.   Reclassification:

               Certain amounts from prior years have been reclassified to conform to the current year's presentation.


NOTE 3:-  RESTRICTED SHORT-TERM BANK DEPOSITS

          Restricted bank deposits are maintained with banks as compensating balances for certain revolving short-term bank loans of $2,400. The bank deposits are linked to the U.S. dollars and bear interest at a rate of 1.65%. The Group is restricted from withdrawing any portion of the compensating balances, until repayment of the loans. A component of the short-term deposits, which is not restricted, consists of marketable securities in the amounts of $78 and $81 as of December 31, 2002 and 2001, respectively.


NOTE 4:-  ACCOUNTS RECEIVABLE

          a. Trade:
                                                                                                  DECEMBER 31,
                                                                                  --------------------------------------------
                                                                                         2002                     2001
                                                                                  -------------------     --------------------

                       Open accounts                                               $     67,753            $       38,000
                       Notes and checks receivable                                        1,311                     3,158
                                                                                  -------------------     --------------------

                                                                                         69,064                    41,158
                       Less - allowance for doubtful accounts                                26                        27
                                                                                  -------------------     --------------------

                                                                                   $     69,038            $       41,131
                                                                                  ===================     ====================

                         As for pledges, see Note 13.





                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 4:-         ACCOUNTS RECEIVABLE


                 b. Other and prepaid expenses:

                                                                                                DECEMBER 31,
                                                                                --------------------------------------------
                                                                                       2002                     2001
                                                                                -------------------     --------------------

                       Employees                                                 $        175            $         95
                       Office of the Chief Scientist                                      345                     240
                       Government authorities                                           5,233                   1,762
                       Derivative instrument (Note 20)                                    653                     658
                       Deferred income taxes (Note 16)                                  2,707                   2,807
                       Prepaid expenses                                                 2,025                   1,105
                       Other                                                            1,315                   1,467
                                                                                -------------------     --------------------

                                                                                 $     12,453            $      8,134
                                                                                ===================     ====================


NOTE 5:- INVENTORIES


               Raw and packaging materials                                      $      17,240                $ 16,069
               Finished goods                                                          19,865                   8,878
               Work in progress                                                         3,810                   2,530
               Purchased products for commercial activities                             1,524                   1,604
                                                                                -------------------     --------------------

                                                                                $      42,439                $ 29,081
                                                                                ===================     ====================

                 As for pledges, see Note 13.


                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

          a. Composition of assets grouped by major classifications are as follows:

                                                                                                 DECEMBER 31,
                                                                                 --------------------------------------------
                                                                                        2002                     2001
                                                                                 -------------------     --------------------
                          Cost:
                             Land                                                 $         3,028         $         2,325
                             Leasehold land (1) (3)                                         9,217                   4,812
                             Buildings (1) (2)                                             36,457                  17,601
                             Leasehold improvements                                         2,657                   2,283
                             Installation, machinery and equipment                         56,465                  42,347
                             EDP equipment                                                 15,490                  11,764
                             Motor vehicles                                                   290                     198
                             Furniture, fixtures and office equipment                       3,965                   3,460
                             Advance for property and equipment                             4,693                     367
                                                                                 -------------------     --------------------

                                                                                          132,262                  85,157
                                                                                 -------------------     --------------------
                          Accumulated depreciation:
                             Buildings (1) (2)                                              3,652                   2,981
                             Leasehold improvements                                         1,151                   1,025
                             Installation, machinery and equipment                         22,013                  17,762
                             EDP equipment                                                  9,816                   7,373
                             Motor vehicles                                                   164                     154
                             Furniture and office equipment                                 2,108                   1,838
                                                                                 -------------------     --------------------

                                                                                           38,904                  31,133
                                                                                 -------------------     --------------------

                          Depreciated cost                                        $        93,358         $        54,024
                                                                                 ===================     ====================


          Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 were $7,875, $6,402 and $5,479, respectively.

          (1) Certain buildings (the depreciated balance of which as of December 31, 2002 was $20,130) were constructed on land leased from the Israel Land Administration pursuant to four leases.

               These leases expire between 2009 and 2049. The Company has the option to renew each lease for additional 49 years.

          (2) The U.S. subsidiary has purchased a 32% interest in a 123,713 square feet building in which it will locate its U.S. research operations for approximately $4,400. The U.S. subsidiary has two options at two different times to purchase the remainder of the building, approximately 86,000 square feet, for an additional amount of $9,300.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET (CONT.)

               In the event the U.S. subsidiary fails to exercise these options by September 15, 2007 than the U.S. subsidiary shall execute a ten-year master lease of the entire building. As part of the agreement, the U.S. subsidiary also guarantees the owner a certain level of return on investment primarily through leasing of the vacant space in the building as it becomes available. This guarantee may result in an additional rental expense of $250 per annum.

          (3) Since January 2001, the Company has purchased approximately 315,000 square feet of property adjacent to its Haifa Bay facilities for a total of $8,829 for plant expansion.

     b. Cost of property, plant and equipment includes, as of December 31, 2002 and 2001, capitalized interest expenses and payroll and related expenses in the amount of $3,222 and $1,964 respectively.


     c. Cost of EDP equipment includes, as of December 31, 2002 and 2001, costs of computer software developed for internal use in the amount of $1,502 and $725, respectively.

     d.   As for leased property under capital lease, see Note 12a(4).

     e.   As for pledges on assets, see Note 13.

     f. As of December 31, 2002, the Company has outstanding contractual commitments to expand its buildings and to purchase equipment in the amount of $6,191.

NOTE 7:- OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET


                 a.      Composition:

                                                                                                DECEMBER 31,
                                                                                --------------------------------------------
                                                                                       2002                     2001
                                                                                -------------------     --------------------
                          Original amount:
                             Product rights                                      $           7,872       $           2,762
                             Deferred charges in respect of bonds                              794                     794
                                                                                -------------------     --------------------

                                                                                             8,666                   3,556
                                                                                -------------------     --------------------
                          Accumulated amortization:
                             Product rights                                                    616                     349
                             Deferred charges in respect of bonds                              374                     253
                                                                                -------------------     --------------------

                                                                                               990                     602
                                                                                -------------------     --------------------

                          Amortized cost                                         $           7,676       $           2,954
                                                                                ===================     ====================


                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 7:- OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (CONT.)

          b. Amortization expenses for the years ended December 31, 2002, 2001 and 2000 were $388, $326 and $284, respectively.

          c. As of December 31, 2002, the estimated amortization expenses of intangible assets for 2003 to 2007 is as follows: 2003 - $739, 2004 - $712, 2005 - $660, 2006 - $645 and 2007 - $631.


NOTE 8:- GOODWILL

          a. The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

                                                                               ISRAEL            NORTH AMERICA            TOTAL

                                                                          ----------------     -----------------    ----------------

                  Balance as of January 1, 2002                                  $ 3,608                $ 231              $ 3,839

                  Goodwill acquired during the year                                    -                3,307                3,307
                  Changes resulting from translation adjustment related
                     to goodwill recorded in the Canadian subsidiary                   -                    4                    4
                                                                          ----------------     -----------------    ----------------

                  Balance as of December 31, 2002                                $ 3,608              $ 3,542              $ 7,150
                                                                          ================     =================    ================


          b. The unaudited results of operations presented below for the three years ended December 31, 2002, 2001 and 2000, respectively, reflect operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------------------
                                                                                2002                 2001                 2000
                                                                          ----------------     -----------------    ----------------

                  Reported net income                                           $ 44,555             $ 25,994             $ 10,027
                  Goodwill amortization                                                -                  141                  170
                                                                          ----------------     -----------------    ----------------

                  Adjusted net income                                           $ 44,555             $ 26,135             $ 10,197
                                                                          ================     =================    ================

                  Basic net earnings per share:
                     Reported net earnings                                       $  1.55             $   1.11             $   0.47
                     Goodwill amortization                                             -                 0.01                 0.01
                                                                          ----------------     -----------------    ----------------

                  Adjusted net income                                            $  1.55             $   1.12             $   0.48
                                                                          ================     =================    ================

                  Diluted net earnings per share:
                     Reported net earnings                                       $  1.52             $   0.99              $  0.42
                     Goodwill amortization                                             -                    -                 0.01
                                                                          ----------------     -----------------    ----------------

                  Adjusted net income                                            $  1.52             $   0.99              $  0.43
                                                                          ================     =================    ================

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 9:-         LONG-TERM INVESTMENTS

                                                                                                DECEMBER 31,
                                                                                 -------------------------------------------
                                                                                        2002                    2001
                                                                                 -------------------     -------------------

                 Severance pay fund (1)                                           $           1,057       $             859
                 Derivative instrument (2)                                                        -                   1,818
                 Long-term security deposit and other                                           291                     161
                                                                                 -------------------     -------------------

                                                                                  $           1,348       $           2,838
                                                                                 ===================     ===================

                 (1) Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund to secure pension and severance rights for the majority of the employees in Israel who have joined the pension fund. The deposits, together with a one-time payment made to that fund, relieve the Company and its Israeli subsidiaries of their severance pay liability to those employees whose employment started after June 1, 1979.
                         As of December 31, 2002, the Company has no related severance pay liability for such employees. The severance pay liability for several senior employees is covered by insurance policies.

                         The severance pay liability for the period through May
                         31, 1979 is covered by the balance sheet accrual. The balance sheet accrual also covers the severance pay liability to employees of the Company who have not joined the pension fund. The Company has made deposits with recognized severance pay funds with respect to this accrual.

                         The Company may only withdraw the amounts funded for the purpose of disbursement of severance pay.
                         The U.S. and Canadian subsidiaries maintain a retirement savings plan covering substantially all of their employees. The subsidiaries' matching contribution to the plan was approximately $477, $378 and $317 for the years 2002, 2001 and 2000, respectively.

                                                                                           YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------------------------
                                                                                   2002              2001               2000
                                                                             ----------------  -----------------  -----------------

                         Pension, retirement savings and severance expenses   $       2,138     $         1,930    $        1,621
                                                                             ================  =================  =================

                 (2) As for derivative instruments, see Note 20.



                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 10:-        SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

                 Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

                                                                         INTEREST RATE                           AMOUNT
                                                                   -----------------------------------------------------------------
                                                                          DECEMBER 31,                     DECEMBER 31,
                                                                   -----------------------------------------------------------------
                                                                       2002          2001           2002                   2001
                                                                   ------------  ---------- --------------------   -----------------
                                                                               %
                                                                   -----------------------

                 Short-term bank credits and loans:
                    In, or linked to, U.S. dollars                     2.72          5.41    $           2,310      $         2,221
                                                                                            ====================   =================

                 Total authorized credit lines approximate                                   $          28,500      $        36,918
                                                                                            ====================   =================

                 Unutilized credit lines approximate                                         $          26,190      $        34,697
                                                                                            ====================   =================

                 Weighted average interest rates at the end of the
                    year                                               2.72          5.43

                 The Company has undertaken to maintain certain financial ratios in respect of its long-term debt (as stated in Note 12a). As of December 31, 2002, the Company was in compliance with these ratios. Under certain restrictive debt covenants, any dividend distribution requires the prior approval of certain banks.


NOTE 11:-        ACCOUNTS PAYABLE - OTHER AND ACCRUED EXPENSES

                                                                                                               DECEMBER 31,
                                                                                            ----------------------------------------
                                                                                                  2002                     2001
                                                                                            -------------------    -----------------

               Employees and payroll accruals (including provision for vacation pay)         $          11,876      $        7,220
               Interest payable                                                                            494                 567
               Suppliers of property, plant and equipment                                                5,130               1,867
               Accrued and other expenses                                                                2,699               2,729
                                                                                            -------------------    -----------------

                                                                                             $          20,199      $       12,383
                                                                                            ===================    =================


                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 12:-        LONG-TERM DEBT

          a. Composed as follows:

                                                                                               DECEMBER 31,
                                                                                --------------------------------------------
                                                                                       2002                     2001
                                                                                -------------------      -------------------

                       Bonds (1) (2)                                             $         20,724          $         25,244
                       Banks (2)                                                           29,620                    28,540
                       Mortgage payable (3)                                                 3,940                       879
                       Capital lease obligation (4)                                           805                       632
                                                                                -------------------      -------------------

                                                                                           55,089                    55,295
                       Less - current maturities                                            7,962                     6,010
                                                                                -------------------      -------------------

                                                                                 $         47,127          $         49,285
                                                                                ===================      ===================

          (1) A portion of the bonds is linked to the Israeli CPI and bears interest at a rate of 8.25% (as of December 31, 2002 and 2001, $18,302 and $22,494, respectively) and another portion of the bonds is linked to the dollar and bears interest at a rate of Libor plus 2%-3% (as of December 31, 2002 and 2001, $2,422 and
               $2,750, respectively). The bonds mature in 2009 and 2010.

               As for hedging foreign currency and interest rate risk of the portion linked to the Israeli CPI, see Note 20.

          (2) As long as part of the liabilities (as of December 31, 2002 and 2001, $50,258 and $53,784, respectively) are outstanding, the Company must maintain certain financial ratios, see Note 10.

          (3)  The  mortgage   payable   consists  of  a  first  mortgage  on  a
               subsidiary's  facility in Canada.  The mortgage  bears a weighted average  interest  rate,  adjustable  monthly,  at  the  lender's average cost of short-term  funds (5.3% as of December 31, 2002), and is repayable in Canadian  dollars in monthly  installments of interest  plus  principal.  A final  payment  of $1,777 is due on
               December 15, 2012.

          (4) As of December 31, 2002, the minimum lease payments under capital leases are as follows:



                                                                                                    CAPITAL LEASES
                                                                                                 ----------------------

                2003                                                                                  $          530
                2004                                                                                             280
                2005                                                                                              73
                                                                                                 ----------------------

                Total future minimum lease payments                                                              883
                Less - amounts representing interest                                                              78
                                                                                                 ----------------------

                Present value of net minimum capital lease payments remaining
                 ($475 classified as current portion)                                                 $          805
                                                                                                 ======================


                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 12:-        LONG-TERM DEBT (CONT.)

                                 The leases have a maturity of three years and
weighted average interest rate of 9.18%.

                                 Leased property under capital leases as of December 31, 2002 and 2001, are included in property, plant and equipment as follows:

                                                                                                 DECEMBER 31,
                                                                                 --------------------------------------------
                                                                                         2002                    2001
                                                                                 -------------------     --------------------

                               EDP equipment                                       $         4,370         $         3,630
                               Furniture and fixtures                                          151                     151
                                                                                 -------------------     --------------------

                                                                                             4,521                   3,781
                               Less - accumulated depreciation                               3,113                   2,575
                                                                                 -------------------     --------------------

                               Depreciated cost                                    $         1,408         $         1,206
                                                                                 ===================     ====================

                                 Depreciation of assets recorded under capital
leases is included in depreciation expense.

                 b. Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

                                                                     INTEREST RATE                               AMOUNT
                                                              ---------------------------- -----------------------------------------
                                                                      DECEMBER 31,                         DECEMBER 31,
                                                              ---------------------------- -----------------------------------------
                                                                  2002            2001             2002                     2001
                                                              ------------    ------------ ---------------------    ----------------
                                                                           %
                                                              ----------------------------

                        In, or linked to, U.S. dollar           3.08            3.19         $        31,882          $      30,563
                        In Canadian dollars                     5.41            5.18                   4,905                  2,238
                        In Israeli currency - linked to CPI     8.25            8.25                  18,302                 22,494
                                                                                           ---------------------    ----------------

                                                                                             $        55,089          $      55,295
                                                                                           =====================    ================

                 c. The liabilities mature as follows:
                                                                                                                   DECEMBER 31, 2002
                                                                                                                  ------------------

                         2003 (current maturity)                                                                    $        7,962
                         2004                                                                                                9,105
                         2005                                                                                                8,888
                         2006                                                                                                8,333
                         2007                                                                                               16,689
                         Thereafter                                                                                          4,112
                                                                                                                  ------------------

                                                                                                                    $       55,089
                                                                                                                  ==================

                 d. As for liabilities collateralized by pledges on assets, see
Note 13.


                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 13:-        LIABILITIES COLLATERALIZED BY PLEDGES

                 a. Balance of liabilities collateralized by pledges is as follows:

                                                                                           DECEMBER 31, 2002
                                                                                          ---------------------

                   Short-term bank credit and short-term loans *)                              $        2,310
                                                                                          =====================

                   Long-term debt (including current maturities)                               $       55,089
                                                                                          =====================

                   *) Including a short-term loan of $2,300 received by the U.S. subsidiary, collateralized by a short-term bank deposit of the North American subsidiary in an equal amount.

                 b. The abovementioned liabilities are collateralized by:

                    1. A mortgage which includes a senior-in-priority charge on all property, plant and equipment of the Canadian subsidiary, specifically including land, buildings, production machinery, furniture and fixtures, and a floating charge covering all assets of the Canadian subsidiary.

                    2. Pledges on assets of the Company and its Israeli subsidiaries, including a senior-in-priority mortgage on Company's rights to land and buildings and a senior-in-priority floating charge on all property, plant and equipment.


NOTE 14:-        COMMITMENTS AND CONTINGENCIES

                 a. Companies of the Group have leased offices, warehouse space, production facilities and equipment, under operating leases for periods through 2010. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

                          2003                                                                  $             2,417
                          2004                                                                                2,388
                          2005                                                                                2,003
                          2006                                                                                1,972
                          2007 and thereafter                                                                 3,338
                                                                                                ---------------------

                                                                                                $            12,118
                                                                                                =====================



     Total rent expenses for the years ended December 31, 2002, 2001 and 2000 were $1,967, $1,985 and $1,577, respectively.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 14:-        COMMITMENTS AND CONTINGENCIES (CONT.)

                 b. Royalty commitments:

                    One of the subsidiaries is committed to pay royalties at the rate of 3%-5% to the Government of Israel through the Office of the Chief Scientist on proceeds from sales of products in which the Government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis and is in an amount not exceeding the total of the grants received by the subsidiary and is linked to the U.S. dollar. Commencing 1999, grants are subject to interest at a rate of dollar Libor. Grants received through December 31, 2002 amounted to $10,986. Grants subject to royalty payments totaled $7,752 as of December 31, 2002.

               c. A claim in a prior year for compensation in the amount of approximately $550 was filed by a customer against the Company. Based on a legal opinion and insurance coverage, management believes that the final outcome of the lawsuit will not have a material adverse effect on the accompanying financial statements and, accordingly, no provision was made for this claim.

               d.   As for commitments related to property and equipment, see
                    Note 6f.

               e.   As for guarantees issued by the Company, see Note 6a(2).


NOTE 15:-        SHAREHOLDERS' EQUITY

               a.   Share split effected as a share dividend:

                    In July 2001, the Company completed a split of its Ordinary Shares by distributing a dividend, out of its additional paid-in capital, of one Ordinary share for each Ordinary share then outstanding. This share split effected as a share dividend, had no material effect on the statement of shareholders' equity in 2001.

                    All Ordinary share, option and per share amounts have been adjusted to give retroactive effect to this share split, effected as a share dividend, for all periods presented.


               b.   Pertinent rights and privileges of Ordinary Shares:

                    1. 100% of the rights to profits are allocated to the Ordinary Shares.

                    2. Two-thirds of the voting power of the Company's shares are allocated to the Ordinary Shares.

                    3. 100% of the dissolution rights are allocated to the Ordinary shares.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 15:-        SHAREHOLDERS' EQUITY (CONT.)

                 c. Founders' shares:

                    One-third of the voting power of all of the Company's shares is allocated to the Founders' shares.

                 d. Public offering:


                    On October 5, 2001, the Company completed a public offering of 3,950,000 Ordinary shares, at $34.30 per share. The public offering included an additional 1,800,000 Ordinary Shares sold by certain shareholders of the Company.


                 e. 1.      Stock option plans:


                            The Company's 1991 Stock Incentive Plan ("1991 plan") and 1999 Stock Incentive Plan ("1999 plan") provide for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group. The options are granted for at least 100% of the fair market value on the date of grant. As of December 31, 2002, none of the options granted include stock appreciation rights. The options are granted to employees and associates and have a four to five-year vesting term and generally expire ten years after the date of grant. Each option entitles its holder the right to purchase one Ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2002, an aggregate of 1,182,100 options of the 1999 plan are still available for future grants. Any options, which are canceled or forfeited before expiration become available for future grants.

                    2.       A summary of the Company's stock option activity
                            (except options to associates) and related information for the three years ended December 31, is as follows:



                                                                                                                         WEIGHTED
                                                                           NUMBER OF                                     AVERAGE
                                                                             OPTIONS            EXERCISE PRICE        EXERCISE PRICE
                                                                        ------------------   ----------------------- ---------------

                                Outstanding at January 1, 2000                 4,012,300                                   $   2.85
                                   Exercised                                    (120,732)        $ 1.00 - $  5.00          $   2.80
                                   Canceled and forfeited                        (31,870)        $ 2.17 - $  6.02          $   3.56
                                   Granted                                       406,000         $ 4.63 - $ 14.33          $   8.68
                                                                        ------------------

                                Outstanding at December 31, 2000               4,265,698
                                   Exercised                                  (3,427,851)        $ 1.44 -  $ 8.97          $   3.39
                                   Canceled and forfeited                        (44,150)        $ 2.38 - $ 22.61          $   2.82
                                   Granted                                       275,400        $ 12.91 - $ 42.46          $  21.32
                                                                        ------------------


                                Outstanding at December 31, 2001               1,069,097                                   $   9.67
                                   Exercised                                     (91,834)          $2.17 - $11.91          $   3.77
                                   Canceled and forfeited                        (21,748)         $ 2.44 - $38.58          $  19.87
                                   Granted                                       258,500          $24.10 - $38.98          $  32.02
                                                                        ------------------


                                Outstanding at December 31, 2002               1,214,015                                    $ 14.72
                                                                        ==================





                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 15:-  SHAREHOLDERS' EQUITY (CONT.)

              The amount of options exercisable in 2002, 2001 and 2000 are 436,160, 392,099 and 2,663,386, respectively. The weighted average exercise price for the options exercisable in 2002, 2001 and 2000 are $4.82, $4.41 and $3.04, respectively.

              The stock options outstanding and exercisable as of December 31, 2002 have been classified into ranges of exercise price as follows:

                                                            OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                    ----------------------------------------------------------------------------  ----------------------------------
                                                                 WEIGHTED
                                                                  AVERAGE
                                             OUTSTANDING         REMAINING         WEIGHTED         EXERCISABLE         WEIGHTED
                          RANGE OF              AS OF           CONTRACTUAL         AVERAGE            AS OF            AVERAGE
                          EXERCISE           DECEMBER 31,          LIFE            EXERCISE         DECEMBER 31,        EXERCISE
                         PRICE ($)               2002             (YEARS)          PRICE ($)            2002           PRICE ($)
                    ---------------------  -----------------  ----------------  ----------------  -----------------  ---------------

                       $2.08 - $3.08                185,214          5.58        $   2.51                  163,027       $   2.49
                       $3.13 - $4.63                242,501          5.71        $   3.97                  181,000       $   3.86
                       $5.03 - $6.82                 76,050          7.17        $   5.66                   38,213       $   5.65
                       $8.72 - $13.18               307,850          7.95         $ 12.28                   42,545        $ 11.77
                      $14.20 - $20.75                43,000          8.04         $ 15.13                    5,500        $ 15.37
                      $22.61 - $33.98               253,500          9.06         $ 30.21                    1,875        $ 27.59
                      $34.39 - $42.46               105,900          8.96         $ 37.06                    4,000        $ 36.88
                                           -----------------                                      -----------------

                                                  1,214,015          7.41         $ 14.72                  436,160       $   4.82
                                           =================  ================  ================  =================  ===============

         3. The fair value of each option granted to employees was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions for 2002, 2001 and 2000: risk-free interest rates of 1.75%, 2.75% and 5.50%, respectively; dividend yield of 0%
                for each year; expected volatility of 52.3%, 54.6% and 60.2%, respectively; and expected life of five years for 2002 and seven years for 2001 and 2000.

                The weighted average fair values for options granted were:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                         -----------------------------------------------------------
                                                                               2002                 2001                 2000
                                                                         -----------------    -----------------    -----------------

              Weighted average fair value on the date of grant            $   14.85            $   11.21            $    4.90
                                                                         =================    =================    =================

              Options to employees were issued at fair market value. No compensation expenses were recognized in 2002, 2001 and 2000.



                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 15:-        SHAREHOLDERS' EQUITY (CONT.)

                     4. a) A summary of the Company's stock option activity in respect of associates and related information for the three years ended December 31, is as follows:

                                                                             NUMBER OF           EXERCISE PRICE         WEIGHTED
                                                                                                                         AVERAGE
                                                                              OPTIONS                                EXERCISE PRICE
                                                                         ------------------   -------------------- -----------------

                             Outstanding at January 1, 2000                    36,000                                     $ 3.32
                                Exercised                                      (4,000)          $ 3.50 - $  3.88          $ 3.88
                                Canceled and forfeited                        (40,000)               $ 3.50               $ 8.27
                                Granted                                        58,000           $ 4.63 - $ 11.91          $ 7.50
                                                                         ------------------

                             Outstanding at December 31, 2000                  50,000                                    $  4.17
                                Exercised                                     (16,500)          $ 1.88  - $  6.19        $  3.62
                                Granted                                         6,500           $ 12.91 - $ 36.38        $ 24.58
                                                                         ------------------

                             Outstanding at December 31, 2001                  40,000                                    $  9.58
                                Exercised                                     (12,500)           $2.63 -  $  6.19        $  3.82
                                                                         ------------------

                             Outstanding at December 31, 2002                  27,500                                    $ 10.82
                                                                         ==================


              The amount of options exercisable in 2002, 2001 and 2000 were 14,750, 21,025 and 27,250, respectively.

                                                OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                       ----------------------------------------------------------------------  --------------------------------
                                                                 WEIGHTED
                                                                 AVERAGE
                                              OUTSTANDING       REMAINING        WEIGHTED        EXERCISABLE       WEIGHTED
                            RANGE OF             AS OF         CONTRACTUAL       AVERAGE            AS OF           AVERAGE
                            EXERCISE         DECEMBER 31,          LIFE          EXERCISE       DECEMBER 31,       EXERCISE
                           PRICE ($)             2002            (YEARS)        PRICE ($)           2002           PRICE ($)
                       -------------------  ----------------  --------------- ---------------  ----------------  --------------

                         $2.08 - $3.08                 7,000         6.56      $   2.75                   4,750      $   2.75
                         $3.13 - $4.63                 3,000         7.65      $   3.83                   1,250      $   3.85
                         $4.94 - $6.82                11,000         5.87      $   5.83                   5,750      $   6.18
                        $22.61 - $33.98                4,000         4.57       $ 27.93                   2,000       $ 23.25
                        $34.39 - $42.46                2,500         6.3        $ 36.38                   1,000       $ 36.38
                                            ----------------                                   ----------------

                                                      27,500         6.09       $ 10.82                  14,750      $   9.24
                                            ================  =============== ===============  ================  ==============



                     b) The Company accounts for its options granted to associates under the fair value method as prescribed in SFAS No. 123 and EITF 96-18. These options vest primarily over 4-5 years.

                            The fair value of these options was estimated using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rates of 1.75%, 2.75% and 5.50%, respectively; dividend yield of 0% for each year; expected volatility of 52.3%, 58.7% and 60.2%, respectively and contractual life of five years for 2002 and seven years for 2001 and 2000.

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 15:-        SHAREHOLDERS' EQUITY (CONT.)

                                         Compensation expenses of approximately
                                         $139, $30 and $123 amortized over the
                                         vesting period were recognized in the
                                         years ended December 31, 2002, 2001 and
                                         2000, respectively.

                     5.     In 2002, 2001 and 2000, 104,334, 3,444,351 and
                            124,732 options were exercised to purchase 104,334, 3,444,351 and 124,732 Ordinary shares, respectively.
                            The amount of consideration received therefrom in 2002, 2001 and 2000, was $651, $989 and $283, respectively.

              f.     Dividends:

                     The Company may declare and pay dividends in U.S. dollars out of its retained earnings (as for restrictions on dividend distribution see Notes 10 and 16c). The Company's
                     Board of Directors has determined that its subsidiary will not pay any dividend as long as such payment will result in any tax expenses for the Company.

              g.     Net earnings per share:

                          YEAR ENDED DECEMBER 31, 2002               YEAR ENDED DECEMBER 31, 2001       YEAR ENDED DECEMBER 31, 2000
                     ------------------------------------ --------------------------------------- ----------------------------------
                         NET                       PER         NET                        PER         NET                      PER
                        INCOME       SHARES        SHARE      INCOME       SHARES         SHARE      INCOME       SHARES      SHARE
                     (NUMERATOR)   (DENOMINATOR)   AMOUNT    (NUMERATOR (DENOMINATOR)     AMOUNT   (NUMERATOR)  (DENOMINATOR) AMOUNT
                     -----------   ------------- ----------  ----------  -----------    ----------  ----------  ------------- ------

Basic EPS:
Net income available
  to holders of

  Ordinary shares       $ 44,555    28,664,887       $ 1.55    $ 25,994    23,370,224      $ 1.11    $  10,027    21,419,810  $ 0.47

Effect of dilutive
  securities:
Stock options                  -       743,307        (0.03)          -     2,931,705       (0.12)           -     2,444,210  (0.05)
                       ----------  -----------    ----------  ----------  -----------    ----------  ----------  -----------  ------

Diluted EPS:
Income available to
  holders of
  Ordinary Shares
  plus assumed
  exercises             $ 44,555    29,408,194       $ 1.52    $ 25,994    26,301,929      $ 0.99    $  10,027     23,864,020 $ 0.42
                       ==========  ===========    ==========  ==========  ===========    ==========  ==========  ===========  ======



               h.   Stock repurchase:

                    The Group acquired Ordinry Shares of the Company in the amount of $0, $272 ad $258 in 2002, 2001 and 2000, respectively, which in the aggregate represent less than 2% of the total outstanding Ordinary Shares.

               i.   2000 Employee Stock Purchase Plan:

                    In May 2000, the Company's Board of Directors approved and implemented the 2000 Employee Stock Purchase Plan ("the Plan"). The Plan was approved at an Extraordinary General Meeting of Shareholders held on May 2, 2001. The purpose of the Plan is to provide employees of the Company and those of its subsidiaries designated by the Board with an opportunity to purchase Ordinary shares. The maximum number of shares issuable under the Plan is 500,000 Ordinary shares, subject to adjustment.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 15:-  SHAREHOLDERS' EQUITY (CONT.)

               Under the terms of the plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. The funds in this account are applied at the end of such offering periods to purchase Ordinary Shares at a 15% discount from the closing price of the Ordinary Shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2002, participating employees purchased an aggregate of 63,000 Ordinary Shares at a weighted average exercise price of $23.84.


NOTE 16:-  INCOME TAXES

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Results for tax purposes are measured in terms of earnings in New Israeli Shekels ("NIS") after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities. The Company and its Israeli subsidiaries are taxed under this law.

          b. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

               The Company is an "industrial company" as defined by this law and, as such, is entitled to certain income tax benefits, mainly accelerated depreciation of machinery and equipment (as prescribed by regulations published under the Inflationary Adjustments Law) and the right to claim public issuance expenses and amortization of patents and other intangible property rights as deductions for tax purposes.

          c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               The Company's production facilities in Israel have been granted an "approved enterprise" status under the Law. The main benefits arising from such status are tax exempt income for a period of 2-4 years and reduction in tax rates on income derived from approved enterprises. The Company is also a "foreign investors' company", as defined by the Law and, as such, is entitled to a 10-year period of benefits and to a reduction in tax rates to 10%
               - 15% (based on the percentage of foreign ownership in each taxable year) and accelerated depreciation of machinery and equipment.

               The period of tax benefits, described above, is the earlier of 12 years from commencement of production or 14 years from receiving the approved enterprise status.

               The period of benefits relating to the approved enterprises will expire in 2014.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 16:-  INCOME TAXES (CONT.)


               The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002. Management believes that the Company is meeting all of the aforementioned conditions.

               The tax-exempt income attributable to the approved enterprises can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. As of December 31, 2002, retained earnings included approximately $52,662 of tax-exempt profits earned by the Company's approved enterprises. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's approved enterprises.

               If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it will be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 10%), and an income tax liability would be incurred of approximately $5,266 as of December 31, 2002.

               Income not eligible for approved enterprise benefits mentioned above is taxed at the regular rate of 36%.

          d. On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees' income.


               The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, and certain modifications in the qualified taxation tracks of employee stock options.

          e.   Income before income taxes comprises the following:


                                                                                            YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------------------
                                                                                 2002                 2001                 2000
                                                                          ------------------   ------------------   ----------------

                 Domestic (Israel)                                         $      28,095        $      16,491        $      5,594
                 Foreign (North America, the Cayman Islands and the U.K.)         25,080               13,962               6,991
                                                                          ------------------   ------------------   ----------------

                                                                           $      53,175        $      30,453        $     12,585
                                                                          ==================   ==================   ================


                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 16:-  INCOME TAXES (CONT.)

  f.   The provision for income taxes comprises the following:

                                                                                             YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------------------------
                                                                                  2002                 2001                 2000
                                                                           ------------------   ------------------   ---------------

                 Current taxes                                             $        4,148              $ 2,261              $ 2,087
                 Deferred income taxes                                              4,258                2,117                  451
                                                                           ------------------   ------------------   ---------------

                                                                           $        8,406              $ 4,378              $ 2,538
                                                                           ==================   ==================   ===============

                 Domestic                                                  $          373                $ (91)               $ 470
                 Foreign                                                            8,033                4,469                2,068
                                                                           ------------------   ------------------   ---------------

                                                                           $        8,406              $ 4,378              $ 2,538
                                                                           ==================   ==================   ===============

  g. Reconciliation of the theoretical tax expenses to the actual tax expenses:

                 A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the companies and the actual tax expense is as follows:


                  Income before income taxes                                $      53,175            $ 30,453              $ 12,585
                                                                            ==================   ==================   ==============

                  Statutory tax rate                                                   36%                 36%                   36%
                                                                            ==================   ==================   ==============

                  Theoretical tax expenses                                  $      19,143            $ 10,963               $ 4,529
                  Deferred tax on losses for which valuation allowance was
                     provided                                                         193                 405                     -
                  Utilization of operating carryforward tax losses for
                     which valuation allowance was provided                             -                   -                (2,014)
                  "Approved Enterprise" benefit (1)                                (8,864)             (5,590)                   -
                  Effect of different tax rates in other countries                    299                  73                   290
                  Non-deductible expenses                                             150                  53                    93
                  Canadian tax benefits in respect of research and
                     development expenses                                          (1,078)               (815)                 (404)
                  Tax-exempt income                                                (1,292)               (634)                   -
                  Other                                                              (145)                (77)                   44
                                                                            ------------------   ------------------   --------------

                  Income taxes in the statements of income                  $       8,406             $ 4,378              $  2,538
                                                                            ==================   ==================   ==============


                  (1)         Earnings per share amounts of the tax
                              benefit resulting from the income
                              exemption:


                              Basic                                         $        0.31               $ 0.24              $    -
                                                                            ==================   ==================   ==============
                              Diluted                                       $        0.30               $ 0.21              $    -
                                                                            ==================   ==================   ==============



                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 16:-  INCOME TAXES (CONT.)

          h.   Current taxes are calculated at the following rates:

                                                                                2002                  2001                 2000
                                                                           ----------------    ------------------   ----------------

                         On Israeli operations (not including "Approved            36%                  36%                  36%
                            Enterprise")
                         On U.S. operations *)                                     40.6%                40.6%                42%
                         On Canadian operations *)                                 33.8%                33.8%                34.9%
                         On U.K. operations *)                                     35%                  35%                  35%

                    *) The U.S., U.K. and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits, thereby reducing its effective tax rate.

          i.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                                                                                DECEMBER 31,
                                                                                --------------------------------------------
                                                                                        2002                    2001
                                                                                --------------------    --------------------
                         Deferred tax assets:
                            Net operating losses carryforward                     $       25,656          $         33,462
                            Other, net                                                     2,173                       968
                                                                                --------------------    --------------------

                         Total deferred tax assets                                        27,829                    34,430
                         Valuation allowance for deferred tax assets *)                  (11,924)                  (19,010)
                                                                                --------------------    --------------------

                         Net deferred tax assets                                          15,905                    15,420
                                                                                --------------------    --------------------

                         Deferred tax liabilities:
                            Tax over book depreciation                                    (1,539)                   (3,409)
                            Other, net                                                    (1,241)                        -
                                                                                --------------------    --------------------

                         Total deferred tax liabilities                                   (2,780)                   (3,409)
                                                                                --------------------    --------------------

                         Net deferred tax assets                                  $       13,125          $         12,011
                                                                                ====================    ====================

                         Domestic                                                 $          396          $            357
                         Foreign                                                          12,729                    11,654
                                                                                --------------------    --------------------

                                                                                  $       13,125          $         12,011
                                                                                ====================    ====================


                    *) This allowance consisting of (i) $10,934 related to the carryforward tax losses of the U.S. subsidiary from the exercise of options and (ii) $950 from the U.K. operations. Management believes that it is more likely than not that no significant taxable income will be derived from the U.K. operations in the next two years.

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 16:-  INCOME TAXES (CONT.)

                    The deferred income taxes are presented in the balance sheet as follows:

                                                                                                    DECEMBER 31,
                                                                                    ---------------------------------------------
                                                                                            2002                     2001
                                                                                    ---------------------    --------------------

                     Among current assets ("other account receivable and prepaid
                        expenses")                                                    $       2,707            $       2,807
                     Long-term deferred income taxes                                         13,198                   12,613
                     Among long-term liabilities                                             (2,780)                  (3,409)
                                                                                    ---------------------    --------------------

                                                                                      $      13,125            $      12,011
                                                                                    =====================    ====================



          j.   Carryforward tax losses:

               1.   The Company:

                    As of December 31, 2002, the Company had no carryforward tax losses.

               2.   Israeli subsidiaries:

                    As of December 31, 2002, the Israeli subsidiaries have carryforward tax losses in the amount of $1,426, linked to the Israeli CPI and which may be carried forward and offset against taxable income for an indefinite period in the future.

               3.   Canadian subsidiary:

                    As of December 31, 2002, this subsidiary has no carryforward tax losses.

               4.   U.K. subsidiary:

                    As of December 31, 2002, this subsidiary has carryforward tax losses in the amount of $3,300, which may be carried forward and offset against taxable income for an indefinite period in the future.

               5.   U.S. subsidiary:

                    As of December 31, 2002, this subsidiary has carryforward tax losses in the amount of $59,217 from the options exercised by certain shareholders that can be carried forward and offset against taxable income for 20 years and these losses will expire in 2021.

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 17:-        SELECTED STATEMENTS OF INCOME DATA

                                                                                                YEAR ENDED DECEMBER 31,
                                                                              ------------------------------------------------------
                                                                                     2002               2001               2000
                                                                              ------------------ ------------------ ----------------
                  a. Sales by destination (1) (2) (3):

                          Israel                                               $       11,809      $      13,690      $      11,569
                          Canada                                                       12,819              8,968              5,706
                          U.S.A.                                                      183,857            123,762             84,569
                          U.K.                                                          1,449                870                 -
                          Other                                                         1,647              1,940              1,953
                                                                              ------------------ ------------------ ----------------

                                                                              $       211,581        $   149,230      $     103,797
                                                                              ================== ================== ================

                          (1)      Including commercial activities            $         1,529        $     1,353      $         972
                                                                              ================== ================== ================

                          (2)      Including sales to a major customer        $        46,548        $    22,351      $      19,147
                                                                              ================== ================== ================

                          (3) Sales to a major customer as a percentage of
                             total sales                                                   22%                15%                18%
                                                                              ================== ================== ================

                  b. Research and development expenses, net:

                          Total expenses                                        $      27,500      $      20,740      $      16,115
                          Less - grants and participations                              1,127              1,107              1,522
                                                                              ------------------ ------------------ ----------------

                                                                                $      26,373      $      19,633      $      14,593
                                                                              ================== ================== ================
                  c. Selling, marketing, general and administrative expenses:

                          Selling and marketing                                 $      15,947      $      15,249      $      11,820
                          Advertising                                                   4,075              4,038              1,771
                          General and administrative *)                                32,459             22,799             18,311
                                                                              ------------------ ------------------ ----------------

                                                                                $      52,481      $      42,086      $      31,902
                                                                              ================== ================== ================
                          *) Including allowance for doubtful                   $           -      $         101      $          17
                             accounts                                         ================== ================== ================

                  d. Financial expenses, net *):

                          Interest and linkage differences on long-term
                             liabilities                                        $       2,944      $       2,078      $       2,047
                          Income in respect of deposits                                (2,351)              (794)              (161)
                          Expenses in respect of short-term credit                        506              1,070              2,204
                          Foreign currency translation losses (gains)                    (937)               240               (235)
                                                                              ------------------ ------------------ ----------------

                                                                                $         162      $       2,594      $       3,855
                                                                              ================== ================== ================
                          *) Net of interest capitalized in cost of             $         479      $           -      $          25
                             property, plant and equipment                    ================== ================== ================




                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 18:-  SEGMENT INFORMATION

     The Group operates in one industry segment. The Company has three main reportable geographic areas. The data is presented in accordance with Statement of Financial Accounting Standard
     No. 131, "Disclosure About Segments of an Enterprise and
     Related Information" ("SFAS No. 131"). Information by geographic area is as follows:

                                                    ISRAEL *)      CANADA **)        U.S.A.         ELIMINATION      CONSOLIDATED
                                                 --------------- --------------- ---------------  ---------------- -----------------
    Year ended December 31, 2002:

    Sales to unaffiliated customers                $    14,905     $    12,819     $   183,857      $         -      $   211,851
    Inter-area sales to affiliates                      74,044          56,148              -          (130,192)             -
                                                 --------------- --------------- ---------------  ---------------- -----------------

    Total sales                                    $    88,949     $    68,967     $   183,857      $  (130,192)     $   211,581
                                                 =============== =============== ===============  ================ =================

    Operating income                                    35,099          13,908          12,742           (8,490)     $    53,259
    Financial expenses, net                               (870)            (31)          1,063                               162
    Other income, net                                                                                                         78
                                                                                                                   -----------------

    Income before income taxes                                                                                            53,175
    Income taxes                                           595           3,245           4,788             (222)           8,406
    Minority interest in earnings of a
       subsidiary                                                                                                            214
                                                                                                                   -----------------

    Net income                                                                                                       $    44,555
                                                                                                                   =================

    Depreciation and amortization                  $     4,647     $     1,493     $     2,123      $         -      $     8,263
                                                 =============== =============== ===============  ================ =================

    Long-lived assets                              $    67,504     $    22,964     $    10,040      $         -      $   100,508
                                                 =============== =============== ===============  ================ =================

    Capital expenditures                           $    25,061     $    10,859     $     7,326      $         -      $    43,246
                                                 =============== =============== ===============  ================ =================

     *) Includes operations in other markets.

     **) Includes operations in both Canada and Cayman Islands.



                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


N  SEGMENT INFORMATION (CONT.)

                                                  ISRAEL *)       CANADA **)        U.S.A.         ELIMINATION      CONSOLIDATED
                                                --------------  --------------- --------------- ----------------- ----------------
   Year ended December 31, 2001:

   Sales to unaffiliated customers               $     16,500    $      8,968    $    123,762    $           -      $    149,230
   Inter-area sales to affiliates                      45,730          42,082               -          (87,812)                -
                                                --------------  --------------- --------------- ----------------- ----------------

   Total sales                                   $     62,230    $     51,050    $    123,762    $     (87,812)     $    149,230
                                                ==============  =============== =============== ================= ================

   Operating income                                    21,361          10,938           4,254           (3,778)    $     32,775
   Financial expenses, net                              2,304             (51)            341                -            2,594
   Other income, net                                                                                                        272
                                                                                                                  ----------------

   Income before income taxes                                                                                            30,453
   Income taxes                                            94           2,792           1,777             (285)           4,378
   Minority interest in earnings of a
      subsidiary                                                                                                             81
                                                                                                                  ----------------

   Net income                                                                                                      $     25,994
                                                                                                                  ================

   Depreciation and amortization                 $      4,048    $      1,200    $      1,480    $           -      $     6,728
                                                ==============  =============== =============== ================= ================

   Long-lived assets                             $     43,991    $      9,995    $      3,877    $           -      $    57,863
                                                ==============  =============== =============== ================= ================

   Capital expenditures                          $     15,043    $      2,457    $      1,758    $           -      $    19,258
                                                ==============  =============== =============== ================= ================

   *) Includes operations in other markets.

   **) Includes operations in both Canada and Cayman Islands.



                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 18:-        SEGMENT INFORMATION (CONT.)

                                                     ISRAEL *)      CANADA **)        U.S.A.       ELIMINATION      CONSOLIDATED
                                               --------------- --------------- ---------------   ---------------- ----------------
          Year ended December 31, 2000:

          Sales to unaffiliated customers       $     13,522    $      5,706    $     84,569      $          -     $    103,797
          Inter-area sales to affiliates              16,091          35,396               -           (51,487)               -
                                               --------------- --------------- ---------------   ---------------- ----------------

          Total sales                           $     29,613    $     41,102    $     84,569      $    (51,487)    $    103,797
                                               =============== =============== ===============   ================ ================

          Operating income                             5,335           6,867           3,651               243     $     16,096
          Financial expenses, net                      1,284             631           1,940                 -            3,855
          Other income, net                                                                                                 344
                                                                                                                  ----------------

          Income before income taxes                                                                                     12,585
          Income taxes                                  (519)          1,943           1,114                -             2,538
          Minority interest in earnings of a
             subsidiary                                                                                                      20
                                                                                                                  ----------------

          Net income                                                                                               $     10,027
                                                                                                                  ================

          Depreciation and amortization         $      3,221    $        975    $      1,567      $          -     $      5,763
                                               =============== =============== ===============   ================ ================

          Long-lived assets                     $     33,007    $      9,228    $      3,599      $          -     $     45,834
                                               =============== =============== ===============   ================ ================

          Capital expenditures                  $     10,165    $        907    $      1,037      $          -     $     12,109
                                               =============== =============== ===============   ================ ================


          *)   Includes operations in other markets.

          **)  Includes operations in both Canada and Cayman Islands.

          The Group's primary product lines in Israel are prescription and over-the-counter products in multiple strengths, including capsules, creams and ointments, liquids, sterile products and tablets. Its primary product lines in Canada and the United States are prescription dermatological cream, ointment, lotion and gel products; oral dosage form prescription products; and over-the-counter products.

          It was impractical to provide revenues by product lines for the years ended December 31, 2002, 2001 and 2000.

                                                                                                 TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 19:-  TRANSACTIONS WITH RELATED PARTIES

           Transactions with related parties:

                                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------------------
                                                                                 2002                 2001                 2000
                                                                          -------------------  -------------------  ----------------

           Compensation to related parties *):
              Wages and salaries                                            $       1,669        $       1,184        $         976
              Management fees                                                       1,060                  808                  689
              Directors' fees                                                          74                   88                   82
                                                                          -------------------  -------------------  ----------------

                                                                            $       2,803        $       2,080        $       1,747
                                                                          ===================  ===================  ================

           *)       Compensation was paid to related parties, as follows:

                    Related parties employed by the Group                   $       1,689        $       1,201        $         994
                                                                          ===================  ===================  ================

                    Related parties not employed as above -    directors
                    (including companies held by these directors)           $       1,114        $         879        $         753
                                                                          ===================  ===================  ================

                    Number of individuals to whom the
                    compensation relates (includes all                                 10                   10                   10
                    directors)                                            ===================  ===================  ================



NOTE 20:-  DERIVATIVE FINANCIAL INSTRUMENTS

          The Company's primary objective for holding derivative financial instruments is to manage foreign currency and interest rate risks. The Company's derivative instruments are recorded at fair value and are included in other and prepaid expenses. As of December 31, 2002 the total fair value of the derivative instruments is $653.

          Foreign currency and interest rate risk:

          The Company transacts business in various foreign currencies, primarily NIS. In 2000, the Company entered into a cross currency swap to hedge the NIS denominated fixed rate bonds. This swap has been designed as a fair value hedge of the changes in fair value of the bonds, due to both interest rate risk and foreign exchange risk. There is no material ineffectiveness related to this hedge. Management believes that the financial institution associated with the aforementioned investments is financially sound and, accordingly, minimal credit risk exists with respect to these derivative instruments. As of December 31, 2002, the notional amount of the swap is $15,600.

                                             TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


NOTE 21:-  SUBSEQUENT EVENTS (UNAUDITED)

          a.   On January 14, 2003, Taro Pharmaceuticals North America Inc.
               (TNA) entered into a license and option agreement with Medicis Pharmaceutical Corporation (Medicis). According to the agreement, TNA will purchase from Medicis four branded prescription product lines for sale in the United States and Puerto Rico for an aggregate purchase price of $23.8 million of which approximately $11.7 million is payable over five consecutive quarters and a sum of $12.1 million is due upon exercising the purchase option. The product lines are used primarily in dermatology and pediatrics.

          b. On March 21, 2003, the Company's Irish affiliate, Taro Pharmaceuticals Ireland Ltd., acquired, for an amount equal to
               5.55 million Euros, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased out of liquidation proceedings under the Official Liquidator appointed by the High Court of Ireland.

               The facility consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 14-acre campus in central Ireland. The facility, which was operating until the end of 2002, has been licensed and approved by the Irish Medicines Board to manufacture and distribute pharmaceutical products in Ireland and the European Union.




                              - - - - - - - - - - -

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.            Description
-----------            -----------

1.1                 Memorandum of Association of Taro Pharmaceutical Industries
                    Ltd. (1)

1.2                 Articles of Association of Taro Pharmaceutical Industries
                    Ltd., as amended (2)

2.1                 Form of ordinary share certificate (1)

4.1                 Taro Vit Industries Limited 1984 Stock Option Plan (3)

4.2                 Taro Vit Industries Limited 1991 Stock Incentive Plan (3)

4.3                 Taro Pharmaceutical Industries Ltd. 2000 Employee Stock
                    Purchase Plan (4)

4.4                 Taro Pharmaceutical Industries 1999 Stock Incentive Plan (5)

8                   List of Subsidiaries  (6)

10.1                Consent of Kost, Forer & Gabbay

10.2                Debenture and Loan Agreement dated December 19, 2000 (6)

99.1                Certification of Samuel Rubinstein

99.2                Certification of Kevin Connelly


-----------------

(1) Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.

(2) Previously filed as an exhibit to our Registration Statement on Form F-3 (No. 33-11806) and incorporated herein by reference.

(3) Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.

(4) Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.

(5) Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.

(6) Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.