Form 20-F
period 2003-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2004-06-29
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number 0-22286

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

Italy House, Euro Park, Yakum 60972, Israel

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

28,969,218 Ordinary Shares, NIS 0.0001 nominal (par) value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☒ Item 18

INTRODUCTION

     We develop, manufacture and market prescription and over-the-counter, or OTC, pharmaceutical products, as well as active pharmaceutical ingredients, or APIs, primarily in the United States, Canada and Israel. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the United States. In October 2001, we sold 3,950,000 of our ordinary shares, and selling shareholders sold 1,800,000 of our ordinary shares, in a public offering. Our ordinary shares are currently traded on the Nasdaq National Market under the symbol “TARO.”

     In July 2001, we completed a split of our ordinary shares by distributing a dividend of one ordinary share for every ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. All ordinary share and per share numbers contained in this annual report have been adjusted to give effect to this dividend.

     Except for the historical information contained in this annual report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3 — Key Information-Risk Factors” and elsewhere in this annual report.

     We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars,” or “$,” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The published representative exchange rate between the NIS and the dollar for March 31, 2004 was NIS 4.53 per $1.00. The published representative exchange rate between the Canadian dollar and the dollar for March 31, 2004 was $1.31 Canadian dollar per $1.00.

     As used in this annual report, the terms “we,” “us,” “our” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

i

(Continued)

ii

(Continued)

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     We have derived the following selected consolidated financial data as of December 31, 2003 and 2002 and for each of the years ended December 31, 2003, 2002 and 2001 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the consolidated selected financial data as of December 31, 2001, 2000 and 1999 and for each of the years ended December 31, 2000 and 1999 from our audited consolidated financial statements not included in this annual report. In July 2001, we completed a split of our ordinary shares, NIS 0.0001 nominal (par) value per share, by distributing as a dividend one ordinary share for every ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. All ordinary share and per share numbers contained in this annual report have been adjusted to give effect to this stock split.

     You should read the selected consolidated financial data together with “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(In thousands of U.S. dollars except per
	ordinary share data)
Statement of Income Data:
Sales	$315,458	$211,581	$149,230	$103,797	$83,785
Cost of sales	102,454	79,468	54,736	41,206	35,314

Gross profit	213,004	132,113	94,494	62,591	48,471
Operating expenses:
Research and development, net	40,601	26,373	19,633	14,593	11,728
Selling, general and Administrative	97,718	52,481	42,086	31,902	25,933

Total operating expenses	138,319	78,854	61,719	46,495	37,661

Operating income	74,685	53,259	32,775	16,096	10,810
Financial expenses, net	1,722	162	2,594	3,855	3,869
Other income (loss), net	(7)	78	272	344	94

Income before taxes on income	72,956	53,175	30,453	12,585	7,035
Taxes on income	11,475	8,406	4,378	2,538	1,471

	61,481	44,769	26,075	10,047	5,564
Minority interest in earnings of a subsidiary	(326)	(214)	(81)	(20)	(25)

Net income	$61,155	$44,555	$25,994	$10,027	$5,539

Earnings per ordinary share:
Basic	$2.12	$1.55	$1.11	$0.47	$0.27
Diluted	$2.06	$1.52	$0.99	$0.42	$0.25
Number of ordinary shares used in computing earnings per ordinary share:
Basic	28,873	28,665	23,370	21,420	20,151
Diluted	29,674	29,408	26,302	23,864	21,525

	As of December 31,
	2003	2002	2001	2000	1999
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Working capital	$279,955	$198,871	$196,711	$43,588	$25,964
Property, plant and equipment, net	182,306	93,358	54,024	41,827	34,624
Total assets	616,523	379,845	307,762	120,446	90,957
Short-term debt, including current maturities	43,544	10,272	8,231	8,491	11,396
Long-term debt	156,937	47,127	49,285	38,250	23,328
Minority interest	1,711	1,159	776	168	148
Shareholders’ equity	347,400	269,137	218,364	50,214	40,552

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

Risks Relating to Our Industry

The pharmaceutical industry in which we operate is intensely competitive. We are particularly subject to the risks of competition. For example, the competition we encounter may have a negative impact upon the prices we may charge for our products, the market share of our products and our revenues and profitability.

     The pharmaceutical industry in which we operate is intensely competitive. The competition which we encounter has an effect on our product prices, market share, revenues and profitability. Depending upon how we respond to this competition, its effect may be materially adverse to us. We compete with:

•	the original manufacturers of the brand-name equivalents of our generic products;

•	other drug manufacturers (including brand-name companies that also manufacture generic drugs); and

•	manufacturers of new drugs that may compete with our generic drugs and proprietary products.

     Most of the products that we sell are either generic drugs or drugs in respect of which patents have expired. None of these products benefits from patent protection and are therefore more subject to the risk of competition than patented products. In addition, because many of our competitors have substantially greater financial, production, research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have, we are particularly subject to the risks inherent in competing with them. For example, many of our competitors may be able to develop products and processes competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

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

     Brand-name companies frequently take actions to prevent or discourage the use of generic equivalents to their products, including generic products that we manufacture or market. Because most of the products that we sell are generic versions of brand-name drugs, we are particularly subject to the risk that the manufacturers and sellers of the brand-name equivalents of our products may take the following actions, among others:

•	filing new patents on products whose original patent protection is about to expire;

•	developing patented controlled-release products or other product improvements;

•	developing and marketing branded products as over-the-counter products;

•	increasing marketing initiatives, regulatory activities and litigation relating to our products or proposed products; and

•	introducing “authorized generics” to the marketplace.

     Generally, no additional regulatory approvals are required for brand-name manufacturers to sell directly or through a third party to the generic market. Brand-name products that are licensed to third parties and are marketed under their generic name at discounted prices are known as “authorized generics”. This facilitates the sale by brand-name manufacturers of generic equivalents of their brand-name products. Because many brand-name companies are substantially larger than we are and have substantially greater resources than we have, we are particularly subject to the risks of their undertaking to prevent or discourage the use of those of our products that compete with theirs. Moreover, the introduction of “authorized generics” may make competition in the generic market more intense. It may also reduce the likelihood that a generic company like ours that may obtain the first ANDA approval for a particular product, be the first-to-market and/or the only generic alternative offered to the market and thus diminish the economic benefit associated with this position.

New developments by others could make our products or technologies non-competitive or obsolete.

The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological change. We expect competition to intensify as technological advances are made. New developments by others may render our products or technologies non-competitive or obsolete. For example, AstraZeneca Pharmaceuticals have filed New Drug Applications for a novel oral direct thrombin inhibitor, Exanta® (ximelagatran). If approved by regulatory authorities, the launch of Exanta® may have an adverse effect on our sales of

Coumadin® in Israel and warfarin in the United States and Canada. A reduction in the sales and profitability of warfarin may have an adverse effect on the results of our operations and financial condition.

Our ability to market products successfully depends, in part, upon the acceptance of the products not only by consumers, but also by independent third parties.

     Our ability to market generic or proprietary pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties (including physicians, pharmacies, government formularies and other retailers) as well as patients. In addition, unanticipated side effects or unfavorable publicity concerning any of our products could have an adverse effect on our ability to achieve acceptance by prescribing physicians, managed care providers, pharmacies and other retailers, customers and patients.

Our ongoing profitability depends upon our ability to introduce new generic or innovative products on a timely basis.

     Our ongoing profitability depends, to a significant extent, upon our ability to introduce, on a timely basis, new generic or innovative products for which we either are the first to market (or among the first to market) or can otherwise gain significant market share. Our ability to achieve any of these objectives is dependent upon, among other things, the timing of regulatory approval of these products and the number and timing of regulatory approvals of competing products. Inasmuch as this timing is not within our control, we may not be able to develop and introduce new generic and innovative products on a timely basis, if at all.

Our revenues and profits from individual generic pharmaceutical products are likely to decline as our competitors introduce their own generic equivalents.

     Revenues and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As the patents for a brand-name product and the related exclusivity periods expire, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product is often able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for competing products, or brand-name manufacturers introduce “authorized generics”, that market share and the price of that product will decline. For example, in May 2001, we began to market the first generic equivalent of Schering-Plough’s Lotrisone® cream to be sold to the public in the United States. Competitors have introduced their own generic equivalents of Lotrisone® cream and additional competitors can be expected to enter the market. The introduction of additional generic equivalents or price reductions of existing generic products may have an adverse effect on revenues from our products, including our generic equivalent of Lotrisone® cream.

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

     In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalents in Israel and Canada, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, importation, receipt and handling procedures and security to prevent diversion of, or unauthorized access to, the controlled substances in each stage of the production and distribution process.

     Furthermore, most of the products that we manufacture and distribute are manufactured outside the United States and must be shipped into the United States. The FDA and the U.S. Drug Enforcement Administration, in conjunction with the U.S. Customs Service, can exercise greater legal authority over goods that we seek to import into the United States than they can over products that are manufactured in the United States.

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

     Our ability to market our products depends, in part, on reimbursement levels for them and related treatment established by healthcare providers (including government authorities), private health insurers and other organizations, including health maintenance organizations and managed care organizations. Reimbursement may not be available for some of our products and, even if granted, may not be maintained. Limits placed on reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products. In the event that governmental authorities enact additional legislation or adopt regulations which affect third party coverage and reimbursement, demand for our products may be reduced with a consequent adverse effect, which may be material, on our sales and profitability. In addition, the purchase of our products could be significantly influenced by the following factors, among others:

•	trends in managed healthcare in the United States;

•	developments in health maintenance organizations, managed care organizations and similar enterprises;

•	legislative proposals to reform healthcare and government insurance programs; and

•	price controls and reimbursement policies relating to new and expensive medicines.

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

     Because chemical ingredients are used in the manufacture of pharmaceutical products and due to the nature of the manufacturing process itself, there is a risk of incurring liability for damages caused by or during the storage or refinement of both the chemical ingredients and the finished pharmaceutical products. Although we have never incurred any material liability for damages of that nature, we may be subject to liability in the future. In addition, while we believe our insurance coverage is adequate, it is possible that a successful claim would exceed our coverage, requiring us to pay a substantial sum.

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

     If we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the conditions attached to our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and substantial liability. We could also be required to suspend or modify our manufacturing operations.

Testing required for the regulatory approval of our products is sometimes conducted by independent third parties. Any failure by any of these third parties to perform this testing properly may have an adverse effect upon our ability to obtain regulatory approvals.

     Our applications for the regulatory approval of our products incorporate the results of testing and other information that are sometimes provided by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). The likelihood of the products being tested to receive regulatory approval is, to some extent, dependent upon the quality of the work performed by these third parties, the quality of the third parties’ facilities and the accuracy of the information provided by third parties. We have little or no control over any of these factors.

Risks Relating to Our Company

We derive most of our revenues and profits from a small group of product lines.

     In 2003, 2002 and 2001, seven product lines accounted for 54%, 53% and 57% of our consolidated sales, respectively. In 2003, 2002 and 2001, one product line accounted for approximately 11%, 16% and 19% of our consolidated sales, respectively. A significant decline in revenues or profitability of any one of these product lines may adversely affect the results of our operations and financial condition.

In 2003, three U.S. major wholesale customers accounted for approximately 46% of our consolidated sales. Any substantial decline in our sales to these customers, for any reason, would have an adverse effect on our revenues and profitability.

     In 2003, AmerisourceBergen Corporation, McKesson Corporation and Cardinal Health, Inc., collectively accounted for approximately 46% of our consolidated sales. We have no long-term agreement with these wholesalers and thus they may reduce or cease their purchases from us at any time in the future. Furthermore, any change in their buying pattern or changes in their policies and practices in relation to their working capital and inventory management may result in a reduction of purchases of our products. Any cessation or reduction of purchases from us would likely have a material adverse effect on the results of our operations and financial condition.

The nature of our business requires us to estimate future charges against wholesaler accounts receivable. If these estimates are not accurate, the results of our operations and financial condition could be adversely affected.

     Sales to third parties, including government institutions, hospitals, hospital buying groups, pharmacy buying groups, pharmacy chains and others generally are made through wholesalers. We sell our goods to wholesalers and the wholesalers sell to third parties at times and in quantities needed by the third parties. Typically, we have a contract price with a third party that may be different from the price at which we sold to the wholesaler. At the time the third party purchases from the wholesaler, the wholesaler charges us back for any price differential. At the time of any individual sale to a wholesaler, we do not know under which contracts the wholesaler will sell goods to third parties. Therefore, at the time of each sale, we make a reasonable estimate of chargebacks and other credits associated with the sale and we reduce our revenue accounts accordingly. From time to time, the transactions reported by a wholesaler are different from our estimates. Actual transactions that differ materially from our estimates may result in a reduction in the value of our accounts receivable. The ultimate reconciliation of our accounts with those of the wholesalers may delay the collection of our accounts receivable.

Our inventories are dated and may become obsolete.

     Industry standards require that pharmaceutical products be made available to customers from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand adequately, we strive to maintain sufficiently high levels of inventories. The growth of our sales in the past few years has resulted in higher levels of inventory in anticipation of additional business for new products and from new customers, the exact timing of which cannot be accurately determined. However, anticipated growth in sales of any individual product or of all products may not materialize. In this circumstance, inventories prepared for these anticipated sales may become obsolete and have to be written off. These write-offs, if any, could have an adverse affect on the results of our operations and financial condition.

Our future success depends on our ability to develop, manufacture and sell new products.

     Our future success is largely dependent upon our ability to develop, manufacture and market new commercially viable pharmaceutical products and generic equivalents of proprietary pharmaceutical products whose patents and other exclusivity periods have expired. Delays in the development, manufacture and marketing of new products will negatively impact our results of operations. Each of the steps in the development, marketing and manufacture of our products involves significant time and expense. We are, therefore, subject to the risks, among others, that:

•	any products presently under development, if and when fully developed and tested, will not perform in accordance with our expectations;

•	any generic product under development will, when tested, not be bioequivalent to its brand-name counterpart;

•	necessary regulatory approvals will not be obtained in a timely manner, if at all;

•	any of these new products cannot be successfully and profitably produced and marketed; or

•	brand name companies can launch their products, either themselves or through third parties, in the form of “authorized generic” products which can reduce sales, prices and profitability of our newly approved generic products.

If we are unable to obtain raw materials, our operations could be seriously impaired.

     We currently obtain some raw materials for our products from either a single supplier or a limited number of suppliers. Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute materials or products. While for some raw materials we do have long-term supply agreements, for most raw materials we do not have any long-term supply agreements and we are therefore subject to the risk that our suppliers of raw materials may not continue to supply us with raw materials on satisfactory terms or at all.

     Furthermore, obtaining the regulatory approvals required for adding alternative suppliers of raw materials for finished products we manufacture may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving regulatory approvals will not have a material adverse effect upon our business. However, we may not be successful in doing so and as a consequence we may be unable to sell some products pending approval of one or more alternate sources of raw materials. Any significant interruption in our supply stream could have a material adverse effect on our operations.

We are increasing our efforts to develop new proprietary pharmaceutical products, but these efforts may not be commercially successful.

     Our principal business in North America has traditionally been the development, manufacture and marketing of generic equivalents of pharmaceutical products first introduced by other companies. However, we have recently increased our efforts to develop new proprietary products, including T-2000 and T2001 (our patented non-sedating barbiturate compounds) and the Elixsure® line of products utilizing NonSpil™ (our patented spill-resistant liquid drug delivery system.)

     Expanding our focus beyond generic products and broadening our pipeline to include proprietary product candidates may require additional internal expertise or external collaboration in areas in which we currently do not have substantial resources and personnel. We may have to enter into collaborative arrangements with others that may require us to relinquish rights to some of our technologies or product candidates that we would otherwise pursue independently. We may not be able to acquire the necessary expertise or enter into collaborative agreements on acceptable terms, if at all, to develop and market proprietary product candidates.

     In addition, although a newly developed product may be successfully manufactured in a laboratory setting, difficulties may be encountered in “scaling up” for manufacture in commercially-sized batches. For this reason and others, only a small minority of all new proprietary research and development programs ultimately results in commercially successful drugs. A program (including any program of ours) cannot be deemed successful until it actually produces a drug that is commercially marketed for a significant period of time.

     In order to obtain regulatory approvals for the commercial sale of our proprietary product candidates, we are required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. We have limited experience in conducting clinical trials in these new product areas.

     A clinical trial may fail for a number of reasons, including:

•	failure to enroll a sufficient number of patients meeting eligibility criteria;

•	failure of the product candidate to demonstrate safety and efficacy;

•	the development of serious (including life threatening) adverse events (including, for example, side effects caused by or connected with exposure to the product candidate); or

•	the failure of clinical investigators, trial monitors and other consultants or trial subjects to comply with the trial plan or protocol.

     Any failure of a clinical trial for a product in which we have invested significant time or other resources could have a material adverse effect on our results of operations and financial condition.

     Even if launched commercially, our proprietary products may face competition from existing or new products of other companies. These other companies may have greater resources, market access, and consumer recognition than we have. Thus, even if launched commercially, there can be no assurance that our proprietary products will be successful or profitable. In addition, advertising and marketing expenses associated with the launch of a proprietary product may adversely affect the results of our operations and financial condition.

     We may not be able to successfully identify, consummate and integrate recent and/or future acquisitions.

     We plan to pursue additional acquisitions of product lines and/or companies and seek to integrate them into our operations. The recent and future acquisitions of additional product lines and companies involve risks that could adversely affect our future revenues and results of operations. For example:

•	we may not be able to identify suitable acquisition targets or to acquire companies on favorable terms;

•	we compete with other companies that may have stronger financial positions to acquire product lines and companies. We believe that this competition will increase and may result in decreased availability or increased prices for suitable acquisition targets;

•	we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions;

•	we may not be able to obtain the necessary regulatory approvals, including the approval of antitrust regulatory bodies, in any of the countries in which we may seek to consummate potential acquisitions;

•	we may ultimately fail to complete an acquisition after we announce that we plan to acquire a product line or a company;

•	we may fail to integrate successfully our acquisitions in accordance with our business strategy;

•	we may choose to acquire a business that is not profitable at the time of acquisition;

•	potential acquisitions may require significant management resources and divert attention away from our daily operations, result in the loss of key customers and personnel and expose us to unanticipated liabilities;

•	we may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we may acquire, and if we cannot retain such personnel, we may not be able to locate and hire new skilled employees and experienced management to replace them; or

•	we may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

We depend on our ability to protect our intellectual property and proprietary rights, but we may not be able to maintain the confidentiality, or assure the protection, of these assets.

     Our success depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours. Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Some patent applications in the United States are maintained in secrecy until the patent is issued. Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of our discoveries. Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products. Patents that are issued may be challenged, invalidated or circumvented by our competitors. Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

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

     There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights. Any such litigation could:

•	require us to incur substantial expense, even if we are insured or successful in the litigation;

•	require us to divert significant time and effort of our technical and management personnel;

•	result in the loss of our rights to develop or make certain products; and

•	require us to pay substantial monetary damages or royalties in order to license proprietary rights from third parties.

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

     From time to time, we seek to market products before the patents for them expire. In order to do so in the United States, we must challenge the patent under the procedures set forth in the Waxman-Hatch Act of 1984. To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity or infringement of the originator’s patent. Patent challenges are complex, costly and can take a significant time to complete.

     In addition, when seeking regulatory approval for some of our products, we are required to certify to regulatory authorities, including the FDA, that such products do not infringe upon third party patent rights. Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us. Any lawsuit would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder’s receipt of notice of certification. A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling certain of our products.

     Our launch of a product prior to a final court decision or the expiration of a patent held by a third party may result in substantial damages to us. Depending upon the circumstances, a court may award the patent holder damages equal to three times their loss of income. If we are found to infringe a patent held by a third party and become subject to such treble damages, these damages could have a material adverse effect on the results of our operations and financial condition.

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

     The market price of our ordinary shares may be volatile, and could be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of new and enhanced products;

•	market conditions or trends in the pharmaceutical industry;

•	developments or disputes concerning proprietary rights;

•	introduction of technologies or product enhancements by others that reduce the need for our products;

•	changes in financial estimates by securities analysts;

•	general economic and political conditions;

•	departures of key personnel;

•	changes in the market valuations of our competitors;

•	regulatory considerations; and

•	the other risk factors listed in this section.

Four of our directors, and members of their immediate families, currently control 49.5% of the voting power in our company.

     Dr. Barrie Levitt, Aaron Levitt, Dr. Daniel Moros, Tal Levitt and members of their immediate families currently control, through their beneficial ownership of outstanding ordinary shares and founders’ shares, approximately 49.5% of the voting power in our company. Dr. Levitt and Mr. Levitt are brothers. Dr. Moros is their cousin and Ms. Levitt is Dr. Levitt’s daughter. By reason of their shareholdings, the Levitt and Moros families should be able to control the outcome of most actions that require majority shareholder approval, including the election of directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The company’s board of directors has the authority, subject to the terms and limitations of our debt agreements, to issue additional shares, implement share repurchase programs, declare interim dividends and make other decisions about our shares. For information concerning a prospective change in the shareholdings of the persons referred to in this paragraph, please see Note (3) to the table set forth under the heading “E. SHARE OWNERSHIP” in ITEM 6 below.

50% of the voting power in our subsidiary Taro Pharmaceuticals U.S.A., Inc., or Taro U.S.A., is held by a corporation which is jointly controlled by the Chairman of our Board of Directors and by our President.

     The share capital of Taro U.S.A. is divided into two classes. We own 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation, or TDC, owns 3.1 % of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Dr. Levitt and Mr. Levitt are able to vote an aggregate of 54.7% of the outstanding voting shares of TDC and thereby control TDC. Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as we may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with our preference, TDC could prevent us from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude us from consolidating Taro U.S.A. into our financial statements. Taro U.S.A. accounted for approximately 90% of our consolidated sales in 2003. For information concerning a prospective change in the ownership of TDC, please see Note (3) to the table set forth under the heading “E. SHARE OWNERSHIP” in ITEM 6 below.

No citizen or resident of the United States who acquired or acquires any of our ordinary shares at any time after October 21, 1999 is permitted to exercise more than 9.9% of the voting power in our company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

     In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended, or the Code, we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999 and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999 from exercising more than 9.9% of the voting power in our company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage U.S. persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our company).

We face risks related to foreign currency exchange rates.

     Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the U.S. dollar could cause our profits to decrease or our products to be less competitive against those of our competitors. To the extent that our foreign currency and receivables denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure.

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

     We are incorporated under Israeli law and our principal offices and a significant component of our manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has continued with varying levels of severity and which has adversely affected the peace process and negatively influenced Israel’s relationship with several Arab countries and international organizations. Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel, impeding the ability of travelers to attain travel insurance. As a result of the State Department’s advisory, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our company, could result in the FDA withholding approval for new products we intend to produce at those facilities. Also, although it has not yet occurred, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

     In addition, since a significant component of our manufacturing and research and development facilities are located in Israel, we could experience disruption of our manufacturing and research and development due to terrorist attacks. If terrorist acts were to result in substantial damage to our facilities, our business activities would be disrupted since, with respect to some of our products, we would need to obtain prior FDA approval for a change in manufacturing site. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.

     Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that the boycott has not had a material adverse effect on our current operations. However, continuation or extension of the boycott and the implementation of additional restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

     Finally, all male adult citizens and permanent residents of Israel under the age of 50 generally are obligated to perform up to 45 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Certain of our employees are currently obligated to perform annual reserve duty. Recently, there has been a significant call-up of military reservists, and it is possible that there will be additional call-ups in the future. While we believe that we have operated relatively efficiently given these requirements, both since we began operations and during the period of the increase in hostilities with the Palestinians since October 2000, we cannot predict the effect on our business operations if the conflict with the Palestinians continues to escalate or intensify. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to obligatory military service requirement. Any disruption in our operations would harm our business.

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

     We currently receive grants and substantial tax benefits under Government of Israel programs, including the “Approved Enterprise” program and programs of the Office of the Chief Scientist of the State of Israel. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased taxes. In recent years, the Government of Israel has reduced the benefits available under these programs, and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make a merger or acquisition of us difficult, which could prevent a change of control and depress the market price of our ordinary shares.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making a merger or acquisition of us more difficult. The Israeli Companies Law, or the Companies Law, generally requires that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 21 days’ advance notice. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies.

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

     The Canadian Government Patented Medicine Prices Review Board, or PMPRB, monitors and controls prices of patented drug products marketed in Canada by persons holding, or licensed under, one or more patents. The PMPRB will approve an introductory price (based on a comparative analysis) and will require that the price not be increased each year thereafter by more than the annual increase of the Canadian Consumer Price Index. Consequently, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime that significantly affects the Canadian pharmaceutical industry’s ability to set pricing. The inability to control the prices of our products may adversely affect our operations.

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

ITEM 4. INFORMATION ON THE COMPANY

     A. HISTORY AND DEVELOPMENT OF THE COMPANY

     The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984, we changed our name to Taro Vit Industries Ltd. and in 1994 we changed our name to Taro Pharmaceutical Industries Ltd. In 1961, we completed the initial public offering of our ordinary shares, which are currently traded on the Nasdaq National Market under the symbol “TARO.” In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd., or TPIL. In 1981, we sold 37% of our interest in TPIL. In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company. In July 2001, we completed a split of our ordinary shares by distributing a dividend of one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. In October 2001, we sold 3,950,000 of our ordinary shares, and selling shareholders sold 1,800,000 of our ordinary shares, in a public offering.

     In May 2002, we purchased substantially all of the assets of Thames Pharmacal Company, Inc., or Thames, a manufacturer of prescription and OTC pharmaceuticals, through a newly-created subsidiary of Taro U.S.A. The purchase price was approximately $6.4 million, all of which was paid in cash. The assets acquired included the right to all of Thames’ generic prescription and OTC products, as well as Thames’ laboratories and manufacturing operations. We also added to our operations all of Thames’ approximately 60 employees and acquired the leases for its facilities, which include laboratories, manufacturing and warehousing operations, located in Ronkonkoma, New York.

     On January 14, 2003, Taro Pharmaceuticals North America Inc., or TNA, entered into a license and option agreement with Medicis Pharmaceutical Corporation, or Medicis. According to the agreement, TNA, on June 1, 2004, exercised its option and purchased from Medicis four branded prescription product lines for sale in the United States and Puerto Rico for an aggregate purchase price of $23.8 million. Approximately $11.7 million was for the licensing period and was payable over five consecutive quarters. The balance of $12.1 million was due upon the exercise of the purchase option. Two of these products are used in dermatology and the other two are used in pediatrics.

     On March 21, 2003, our Irish subsidiary, Taro Pharmaceuticals Ireland Ltd., acquired, for 5.55 million Euros paid in cash, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased out of liquidation proceedings under the Official Liquidator appointed by the High Court of Ireland.

     The facility consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 14-acre campus in central Ireland. The facility, which was operating until the end of 2002, has been licensed and approved by the Irish Medicines Board to manufacture and distribute pharmaceutical products in Ireland and the European Union.

     In December 2003, our Canadian subsidiary expanded its distribution capacity with the purchase of a 108,797 square foot distribution facility located on 6.7 acres in Brampton, Ontario in close proximity to the existing facilities.

     In January 2004, our U.S. subsidiary expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. The U.S. subsidiary acquired the facility for approximately $18 million. In conjunction with the purchase, we expect that the U.S. subsidiary will receive some financial incentives from the New Jersey Economic Development Authority.

     Our registered office in Israel is located at 14 Hakitor Street, Haifa Bay, Israel, 26100. Our principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel, and our telephone number there is 972-9-971-1800.

Capital Expenditures

     During the past three years, our capital expenditures amounted to approximately $156.9 million. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with current Good

Manufacturing Practices, or cGMP, accommodate increasing demand for our products, and maintain a competitive position in the marketplace.

     The major projects undertaken during the past three years, as part of our capital expenditure program, include:

the expansion of our production and distribution facilities in Canada and Israel;

the construction of new research and development and plant operations facilities in Canada and Israel;

the acquisition of additional production and packaging equipment;

the upgrade of our information technology systems;

acquisition of additional land in Haifa Bay, Israel for expansion of our facilities;

acquisition of a facility (previously rented by us) in Canada;

acquisition of Thames;

acquisition of a 32% interest in a 123,713 square feet building adjacent to the offices of Taro U.S.A. for the construction of research laboratory and administrative offices;

acquisition of a multi-purpose pharmaceutical manufacturing and research facility in Ireland;

acquisition of a distribution center facility in New Jersey; and

acquisition of a distribution facility in Ontario, Canada.

     In addition, in anticipation of an increase in sales and the overall growth of our operations, we have purchased, leased or contracted to purchase additional properties and ordered new equipment for our construction of new multi-purpose pharmaceutical and chemical plants in Haifa Bay, Israel. (For a detailed presentation of our property, plant and equipment, please see Note 5 to our consolidated financial statements included elsewhere in this report.)

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

Taro Canada, and Taro U.S.A. The principal activities and primary product lines of these subsidiaries may be summarized as follows:

Entity	Principal Activities		Primary Product Lines
Taro Israel	•	Manufactures more than 60 finished dosage form pharmaceutical products for sale in Israel and for export	•	Dermatology: Prescription and OTC semi-solid products (creams, ointments, gels and liquids)

	•	Produces, for its own use and for sale to third parties, APIs used in the manufacture of finished dosage form pharmaceutical products	• •	Cardiology and Neurology: Prescription oral dosage products Oral Analgesics: Prescription and OTC

	•	Markets both proprietary and generic products in the local Israeli market	•	OTC Nasal Sprays and Nutritional Supplements

	•	Performs research and development independently and through Taro Research Institute Ltd., a Taro subsidiary	•	Oral, Opthalmic and OTC preparations

Taro Canada	•	Manufactures more than 45 finished dosage form pharmaceutical products for sale in Canada and for export	•	Dermatology: Prescription and OTC semi-solid products (creams, ointments, gels and liquids)

	•	Markets both proprietary and generic products in the local Canadian market	•	Cardiology and Neurology: Prescription oral dosage products

	•	Performs research and development independently and through Taro Research Institute

Taro U.S.A.	•	Manufactures more than 10 finished dosage form pharmaceutical products for sale in the United States and for export	•	Dermatology: Prescription and OTC semi-solid products (creams, ointments, gels and liquids)

	•	Markets both proprietary and generic products in the local U.S. market	•	Cardiology and Neurology: Prescription oral dosage products

	•	Performs research and development independently and through Taro Research Institute	•	OTC products

     In May 2001, we received approval from the FDA to market the first generic equivalent of Schering-Plough’s Lotrisone® cream, which we began to sell at the end of that month. According to industry sources, within a few weeks we had become the leading supplier of the generic equivalent of Lotrisone® cream in the United States, a position which we maintained throughout the remainder of 2001, 2002 and 2003. Our generic equivalent of Lotrisone® cream was our largest selling product and comprised approximately 11%, 16% and 19% of our consolidated sales in 2003, 2002 and 2001, respectively.

     As of April 29, 2004 31 of our ANDAs and one NDA are being reviewed by the FDA. In addition, there are multiple products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors prior to granting approval to us.

The Generic Pharmaceutical Industry

     Generic pharmaceuticals are the chemical and therapeutic equivalents of brand-name drugs and are typically marketed after the patents for brand-name drugs have expired. Generic pharmaceuticals generally must undergo clinical testing that demonstrates that they are bioequivalent to their branded equivalents and are manufactured to the same standards. Proving bioequivalence generally requires data demonstrating that the generic formulation results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference drug. In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic formula falls within an acceptable range of the therapeutic effects achieved by the brand-name reference drug.

     Generic pharmaceutical products must meet the same quality standards as branded pharmaceutical products although they are sold at prices that are substantially lower than those of their branded counterparts. As a result, generic pharmaceuticals represent a much larger percentage of total drug prescriptions dispensed than their corresponding percentage of total sales. This discount tends to increase (and margins tend to decrease) as the number of generic competitors increases for a given product. Because of this pricing dynamic, companies that are among the first to develop and market a generic pharmaceutical tend to earn higher profits than companies that subsequently enter the market for that product. Furthermore, products that are difficult to develop or are intended for niche markets generally attract fewer generic competitors and therefore may offer higher profit margins than those products that attract a larger number of competitors. However, profit is influenced by many factors other than the number of competitors for a given drug or the size of the market. Depending on the actions of each of our competitors, price discounts can be just as significant for a specific product with only a few competitors or a small market, as for a product with many competitors or a large market.

     In recent years, the market for generic pharmaceuticals has grown dramatically. We believe that this growth has been driven by the following factors, among others:

•	efforts by governments, employers, third-party payors and consumers to control healthcare costs;

•	increased acceptance of generic products by physicians, pharmacists and consumers; and

•	the increasing number of pharmaceutical products whose patents have expired and are therefore subject to competition from, and substitution by, generic equivalents.

Products

     Currently, we market more than 180 pharmaceutical products in over 20 countries. The following table represents some of our key product groups and the major markets in which they are sold:

		U.S. Brand	Therapeutic	Major	Rx/
Product Groups	Dosage Form	Name	Category	Markets	OTC
Amiodarone HCI	tablets	Cordarone®	Cardiovascular	U.S.	Rx

Ammonium Lactate	cream	Lac-Hydrin®	Moisturizer	U.S. Canada	Rx/ OTC

Bethamethasone Dipropionate (augmented)	cream, gel	Diprolene®	Topical Corticosteroid	U.S.	Rx

Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Anticonvulsant	U.S. Canada Israel	Rx

Clobetasol Propionate	cream, ointment, gel, topical solution, emollient cream	Temovate®	Topical Corticosteroid	U.S.	Rx

Clorazepate Dipotassium	tablets	Tranxene®	Antianxiety	U.S.	Rx

Clotrimazole	cream, topical solution, vaginal cream	Lotrimin®, Gyne-Lotrimin®	Antifungal	U.S. Canada Israel	Rx/ OTC

Clotrimazole and Betametazone Dipropionate	cream	Lotrisone®	Antifungal	U.S.	Rx

Desonide	cream, ointment	Tridesilon®	Topical Corticosteroid	U.S.	Rx

Desoximetasone	cream, ointment, gel	Topicort®	Topical Corticosteroid	U.S. Canada Israel	Rx

Diflorasone Diacetate	cream, ointment	Psorcon®	Topical Corticosteroid	U.S.	Rx

Econazole Nitrate	C	Spectazole®	Antifungal	U.S.	Rx

ream

Enalapril/Enalapril Hydrochlorothiazide	tablets	Vasotec®/Vaseretic®	Cardiovascular	U.S.	Rx

Etodolac	tablets, capsules	Lodine®	Analgesic	U.S. Canada Israel	Rx

Etodolac XL	extended release tablets, capsules	Lodine XL®	Analgesic	U.S. Israel	Rx

Fluocinonide	cream, ointment, gel, topical solution, emollient cream	Lidex®	Topical Corticosteroid	U.S. Canada Israel	Rx

Fluorouracil	solution	Efuex®	Topical	U.S.	Rx

		U.S. Brand	Therapeutic	Major	Rx/
Product Groups	Dosage Form	Name	Category	Markets	OTC
Hydrocortisone Valerate	cream, ointment	Westcort®	Topical Corticosteroid	U.S.	Rx

Hydrocortisone	cream, ointment	Cortizone®	First Aid	U.S. Canada Israel	OTC

Ketoconazole	tablets, cream	Nizoral®	Antifungal	U.S.	Rx

Malathion	lotion	Ovide®	Pediculicide	U.S.	Rx

Nystatin	cream, ointment, oral suspension, vaginal cream	Mycostatin®	Antifungal	U.S. Canada Israel	Rx/ OTC

Salicyclic Acid and Urea	ointment	Kersal®	Exfoliating Moisturizer	U.S. Canada	OTC

Triamcinolone Acetonide	cream, ointment, dental paste, dental paste with lidocane	Kenalog®	Topical Corticosteroid	U.S. Canada Israel	Rx

Warfarin Sodium	tablets	Coumadin®	Anticoagulant	U.S. Canada Israel	Rx

     Topical corticosteroids are used in the treatment of some dermatologic conditions (including psoriasis, eczema and various types of skin rashes). Antifungals are used in the treatment of some infections (including athlete’s foot, ringworm and vaginal yeast infections). Anticonvulsants are used in the treatment of various seizure disorders (including epilepsy). Cardiovascular products are used in the treatment of heart disease. There are several categories of cardiovascular drugs, including anticoagulants, antihypertensive and antiarrhythmics. Anticoagulants are blood thinners used in the treatment of heart disease and stroke associated with heart disease.

Sales and Marketing

     In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force. In other countries, we sell through agents and other distributors. Our sales force is supported by our customer service and marketing employees.

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

	2003		2002		2001
	In	% of our	In	% of our	In	% of our
	thousands	total sales	thousands	total sales	thousands	total sales
U.S.A.	$283,197	90%	$183,857	87%	$123,762	83%
Canada	15,603	5%	12,819	6%	8,968	6%
Israel	13,468	4%	11,809	5%	13,690	9%
Other	3,190	1%	3,096	2%	2,810	2%

Total	$315,458	100%	$211,581	100%	$149,230	100%

     In 2003, sales in the United States accounted for approximately 90% of our total consolidated sales. In addition to marketing prescription drugs, Taro U.S.A. markets its OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers. During 2003, we sold to approximately 250 customers in the United States. The following table represents sales to our three largest wholesale customers as a percent of consolidated sales during the last three years:

Customer	2003	2002	2001
AmerisourceBergen Corporation	20%	22%	13%
McKesson Corporation	17%	12%	15%
Cardinal Health, Inc.	9%	9%	9%

     The following table sets forth the contributions to sales by each type of customer of Taro U.S.A. in 2003:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	52%
Drug store chains	15%
Mass merchandisers food and retail chains	11%
Generic drug distributors	8%
Managed care organizations	4%

     In 2003, sales in Israel accounted for approximately 4% of our total consolidated sales. The marketing sales and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organization in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups. In 2003, sales to other international markets accounted for approximately 1% of our consolidated sales.

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

     The following table sets forth the contributions to sales by each type of customer of Taro Israel and other international markets in 2003:

Percentage of
Customer Type	Consolidated Sales
Institutional market	3%
Private market	1%
Other international markets	1%

     In 2003, sales in Canada accounted for approximately 5% of our total consolidated sales. Taro Canada has approximately 4,000 customers, which consist primarily of independent pharmacies.

     The following table sets forth the contributions to sales by each type of customer of Taro Canada in 2003:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	4%
Drug chains, independent pharmacies and others	1%

     As a result of our sales growth during the past five years, especially in North America, we have expanded the production capacity of our Israel, U.S. and Canadian operations. In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner. In 2001, 2002 and 2003, our production capacity increased significantly as a result of our investment in facilities, capital equipment and an increase in the number of our manufacturing personnel. As a result, in each of 2001, 2002 and 2003, backorders generally represented less than one percent (1%) of our annualized consolidated sales.

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

     In the United States, we compete with such brand-name manufacturers as Novartis, Schering-Plough, Medicis Pharmaceutical, GlaxoSmithKline and Bristol-Myers Squibb, as well as with generic companies such as Alpharma, Altana, Atrix, Barr Laboratories, Clay Park Labs, Geneva Pharmaceuticals, Mylan Laboratories, Teva Pharmaceuticals U.S.A. and Warrick Pharmaceuticals. In the market for proprietary drugs, our ElixSure® products compete with products of Johnson & Johnson, Novartis and Wyeth among others. These companies have more resources, market and name recognition and better access to customers than we have. Therefore, there can be no assurance of the success of any of our products, including but not limited to our ElixSure® products.

     We compete in the Canadian market with Hoffmann-La Roche, Schering Canada, Novartis, GlaxoSmithKline, Medicis Canada, Bayer and Bristol-Myers Squibb Canada, as well as with other manufacturers of generic products, such as Apotex, Novopharm Limited (Teva), Ratiopharm, GenPharm and Pharmascience.

     Pricing in Canada is established in part by competitive factors and in part by Canadian formulary price lists published by the Canadian provinces.

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

     For the manufacture of our finished dosage form pharmaceutical products, we use pharmaceutical chemicals that we either produce ourselves or purchase from chemical manufacturers in the open market globally. Substantially all of such chemicals are obtainable from a number of sources, subject to regulatory approval. However, we purchase certain raw materials from single source suppliers. Obtaining the regulatory approvals required to add alternative suppliers of such raw materials for products sold in the United States or Canada may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving such regulatory approvals will not have a material adverse effect on our business. However, we may become unable to sell certain products in the United States or Canada pending approval of one or more alternate sources of raw materials.

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

Industry Practices Relating to Working Capital Items

     Certain customary industry selling practices affect our supply of working capital, including, but not limited to providing favorable payment terms to customers and discounting selling prices through the issuance of free products as well as other incentives within a specified time frame if a customer purchases more than a specified threshold of a product. These incentives are provided principally with the intention of maintaining or expanding our distribution at the expense of competing products.

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

Government Regulation

     We are subject to extensive pharmaceutical industry regulation in the United States, Canada, Israel and other jurisdictions, and may be subject to future legislative and other regulatory developments concerning our products and the healthcare field generally. Any failure by us to comply with applicable policies and regulations of any of the numerous authorities that regulate our industry could have a material adverse effect on our results of operations.

     In the United States, Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed. Furthermore, each country requires approval of manufacturing facilities, including adherence to good manufacturing practices during the production and storage of pharmaceutical products. As a result, we have had periodic inspections of our facilities and records. For example, Taro Canada was inspected by the FDA in 1995, 1996, 1998 and 2001 and our facilities in Haifa Bay, Israel were inspected by the FDA in 1996, 1997, 1999 and 2002.

     Regulatory authorities in each country also have extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force the recall of and prohibit the sale or import of non-complying products and, to halt the operations of and criminally prosecute and fine non-complying manufacturers. These regulatory authorities also have the power to revoke approvals previously granted and remove from the market previously approved drug products.

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

     In the United States, any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a “new drug” which requires FDA approval. Approval is obtained, either by the submission of an ANDA or an NDA. If the “new drug” is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA is required.

     We generally receive approval for generic products by submitting an ANDA to the FDA. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it may require bioavailability and/or bioequivalence studies. “Bioavailability” is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. “Bioequivalence” compares the bioavailability of one drug product with another and, when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body or on the skin are substantially equivalent to the previously approved brand-name reference drug. An ANDA may be submitted for a drug on the basis that it is bioequivalent to a previously listed drug, contains the same active ingredient, has the same route of administration, dosage form, and strength as the listed drug, and otherwise complies with legal and regulatory requirements. There can be no assurance that approval for ANDAs can be obtained in a timely manner, or at all. ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product is therapeutically equivalent or bioequivalent to the brand-name reference drug. Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference drug. In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic formula falls within an acceptable range of the therapeutic effects achieved by the brand-name reference drug. Approval of an ANDA, if granted, generally takes more than one year from the submission of the application.

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

     If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an “unacceptable supplier” and thereby disqualifying the company from selling products to federal agencies and (v) pursuing a consent decree or court action that limits company operations or imposes monetary fines. We believe that we are currently in substantial compliance with cGMP.

     In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalents in Israel and Canada, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, receipt and handling procedures and security to prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production and distribution process.

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

Environmental Compliance

     We believe that we are currently in compliance with all applicable environmental laws and regulations in Canada,the United States and Ireland. In Israel, in light of the continued expansion of our Haifa Bay facility and an enhanced general enforcement program instituted by the Israeli Ministry of the Environment, we have taken steps to improve our waste water treatment facility and plan to further upgrade our facility in accordance with a plan submitted to the Ministry. The cost of this program is not anticipated to have a material adverse effect on our business or operations. However, environmental laws and regulations may become more stringent and therefore require us to commit substantial resources which are beyond our current plan.

     C. ORGANIZATIONAL STRUCTURE

     The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984, we changed our name to Taro Vit Industries Ltd., and in 1994, we changed our name to Taro Pharmaceutical Industries Ltd.

     The following is a list of our principal subsidiaries and countries of incorporation:

Name of Subsidiary	Country of Incorporation
Taro Research Institute Ltd.	Israel

Taro International Ltd.	Israel

Taro Pharmaceuticals U.S.A., Inc.	United States

Taro Pharmaceuticals Inc.	Canada

Taro Pharmaceuticals North America, Inc.	Cayman Islands

Taro Pharmaceuticals (UK) Ltd.	United Kingdom

Taro Pharmaceuticals Europe B.V.	The Netherlands

Taro Hungary Kft.	Hungary

Taro Pharmaceuticals Canada, Ltd.	Canada

Taro Pharmaceutical Laboratories, Inc.	United States

Taro Pharmaceuticals Ireland Ltd.	Ireland

Taro Pharmaceuticals India Pvt. Ltd.	India

See Note 2c to our consolidated financial statements included elsewhere in this annual report for information regarding the ownership of our subsidiaries.

     D. PROPERTY, PLANTS AND EQUIPMENT

     The following is a list of our facilities as of April 1, 2004:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel	190,000	Pharmaceutical manufacturing, production laboratories, offices and warehousing	Own

Haifa Bay, Israel	77,000	Chemical production, including tank farm and chemical finishing plant	Own

Haifa Bay, Israel	40,000	Research facility	Own

Haifa Bay, Israel	5,000	Warehouse	Lease

Haifa Bay, Israel	10,000	Warehouse, maintenance	Lease

Yakum, Israel	15,000	Administrative offices	Lease

Brampton, Canada	68,000	Pharmaceutical manufacturing and production laboratories	Own

Brampton, Canada	74,000	Laboratories and administration	Own

Brampton, Canada	108,797	Distribution & Warehousing	Own

Brampton, Canada	75,400	Administration and warehousing	Lease

Hawthorne, New York	42,000	Administrative offices	Lease

Hawthorne, New York	90,000	Warehousing	Lease

Hawthorne, New York	37,000	Research laboratory and administrative offices	Own

South Brunswick, New Jersey	315,000	Distribution facility	Own

Hertford, United Kingdom	1,250	Administrative offices	Lease

	Square
Location	Footage	Main Use	Own/Lease
Ronkonkoma, New York	50,000	Pharmaceutical manufacturing, production laboratories and warehousing	Lease

Budapest, Hungary	1,250	Administrative offices	Lease

Roscrea, Ireland	124,000	Pharmaceutical manufacturing, research laboratories and warehousing	Own

Mumbai, India	9,000	Pharmaceutical research laboratories and administrative offices	Lease

     Our plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of approximately 322,000 square feet. We lease much of the land underlying these facilities from the Israel Land Authority pursuant to long-term ground leases that expire between 2009 and 2049. We have the option to renew each lease for an additional 49 years. We also lease approximately 15,000 square feet of adjacent space in Haifa Bay pursuant to two separate leases. The first is for ten years, which commenced in January 2001, with an option to purchase this property at the termination of the lease. The second was for an initial term of five years, commencing in September 1997, and has subsequently been renewed for two additional one-year terms. For additional information, please refer to Note 6 to our consolidated financial statements included elsewhere in this annual report.

     Since December 2000, we have purchased approximately 570,000 square feet of land adjacent to the Haifa Bay plant for expansion of our manufacturing and warehouse facilities. We lease approximately 15,000 square feet of space in a facility located in Yakum, Israel, which is used for administrative and marketing offices.

     In February 2002, Taro Canada purchased 74,000 square feet of space that we had leased since March 1997 adjacent to the main 68,000 square foot manufacturing facility, which we own, in Brampton, Canada. In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, for a period of five years, with renewal options, which can extend the lease period for an additional twenty years. In December 2003, Taro Canada purchased for $3.6 million a 108,797 square foot building in close proximity to its existing facilities. This building is used for warehousing and distribution.

     In August 2002, Taro U.S.A. purchased a 32% interest in a 123,713 square foot building in which it located its U.S. research operations for approximately $4.4 million. The U.S. subsidiary has two options exercisable at two different times to purchase the remainder of the building, approximately 86,000 square feet, for an additional amount of $9.3 million.

     In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for approximately $18 million.

     In addition, Taro U.S.A. leases approximately 130,000 square feet of office and warehouse space in Hawthorne, New York pursuant to two leases. One lease, for approximately 100,000 square feet, expires in July 2007 and the other lease, for approximately 30,000 square feet expired on April 30, 2004 and was not renewed.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A. OPERATING RESULTS

     The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2003, which are included elsewhere in this annual report.

Overview

     We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products, as well as active pharmaceutical ingredients, primarily in Israel, Canada and the United States. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Canada and Taro U.S.A.

     We generate most of our revenues from the sales of prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States. During the past three years, three major drug wholesalers in the United States accounted for the following proportion of our total consolidated sales in millions:

	2003		2002		2001
Customer	Amount	Percent	Amount	Percent	Amount	Percent
AmerisourceBergen Corporation	$62.7	20%	$46.5	22%	$19.4	13%
McKesson Corporation	$53.0	17%	$25.4	12%	$22.3	15%
Cardinal Health, Inc.	$28.4	9%	$19.0	9%	$13.4	9%

     We also sell active pharmaceutical ingredients to unaffiliated customers around the world. Sales of active pharmaceutical ingredients to third parties have historically represented less than 1% of consolidated revenues. Our primary reason for manufacturing active pharmaceutical ingredients is to support our pharmaceutical manufacturing operations.

     Due to increased competition from other generic pharmaceutical manufacturers as they gain regulatory approvals to manufacture generic products, selling prices and related profit margins tend to decrease as products mature. Thus, our future operating results are dependent on, among other factors, our ability to introduce new products. In addition, the operating results are dependent on the impact of pricing pressures on existing products. These pricing pressures are inherent in the generic pharmaceutical industry.

     In 2003 and 2002, sales of seven product lines contributed approximately 54% and 53% of our consolidated sales, respectively. These seven product lines include four topical product families and three oral product families. Clotrimazole and betamethasone dipropionate cream, our generic equivalent of Lotrisone® cream, which we introduced into the market in May 2001, contributed approximately 10% and 16% to our consolidated sales during 2003 and 2002, respectively.

     Our sales of these and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenues of these seven product lines as well as other product lines may increase or decrease in the future.

     Cost of goods sold consists of direct costs and allocated costs. Direct costs consist of raw materials, packaging materials and direct labor identified with a specific product. Allocated costs are costs not associated with a specific product. Since the allocation of various elements of overhead to individual products or product lines is to some extent arbitrary, it is not practical to determine the specific amount or percentage of our profits that may be attributed to any individual product or product line, including our generic equivalent of Lotrisone® cream.

     Certain customary industry selling practices affect our supply of working capital, including, but not limited to providing favorable payment terms to customers and discounting selling prices through the issuance of free products as well as other incentives within a specified time frame if a customer purchases more than a specified threshold of a product. These incentives are provided principally with the intention of maintaining or expanding our distribution at the expense of competing products.

     For example, the payment terms that we typically provide to our U.S. customers vary from 30 to more than 90 days, with the longer terms typically allowed to customers purchasing higher volumes of a product. Similarly, the cash discounts that we offer may range from two to more than ten percent, with the higher discounts offered in connection with larger sales.

     Industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand, we try to maintain adequate levels of inventories. Increased demand for existing products and preparation for new product launches, the exact timing of which cannot be determined accurately, has resulted in higher levels of inventory. However, anticipated growth in sales of any individual product or of all products may not materialize. Consequently, inventories prepared for these sales may become obsolete and have to be written off.

Critical Accounting Policies

     Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate, on an ongoing basis, our estimates, including those related to bad debts, income taxes and contingencies. We base our estimates on currently available information, our historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. Since the factors underlying these assumptions are subject to change over time, the estimates on which they are based are subject to change accordingly.

     The following is a summary of certain policies that have a critical impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results:

     Revenue Recognition. Revenue is recognized when delivery to our customers has occurred. When we recognize and record revenue from the sale of our pharmaceutical products, we simultaneously record an estimate of various future costs related to the sale. This has the effect of reducing the amount of reported product sales. These costs include our estimates of product returns, rebates, chargebacks and other sales allowances. In addition, we may record allowances for shelf-stock adjustments when appropriate. We base our estimates for these sales allowances on a variety of factors, including actual return experience of products returned, rebate agreements for each product and estimated sales by our wholesale customers to other third parties who have contracts with us. Actual experience associated with any of these items may differ materially from our estimates. We conduct a review of the factors that influence our estimates periodically. When we find that actual product returns, credits and other allowances differ from our established reserves we make the necessary adjustments. In addition, it is customary in the generic industry to grant customers shelf-stock adjustments based on customers’ existing levels of inventory and the decrease in market price of the related product. When market prices for our product decline, we may elect to provide shelf-stock adjustments and thereby allow customers with existing inventories to compete at the lower product price. These shelf-stock adjustments are intended to support our market position and to promote customers’ loyalty.

     Functional and Reporting Currency. A majority of our revenues is generated, and a substantial portion of our expenses is incurred, in U.S. dollars. Hence, the U.S. dollar is our functional and reporting currency. Monetary accounts that are maintained in other currencies are re-measured into dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board.

     Product Rights. Our rights in licensed or acquired products are stated at cost, less accumulated amortization. Product rights are amortized using the straight-line method over their estimated useful lives ranging from five to twenty years. We determine amortization periods for product rights based on our assessment of various factors impacting estimated useful lives and cash flows generated by the acquired products. These factors include a product’s position in its life cycle, the existence of like products in the marketplace, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in a product right’s useful life and acceleration of related amortization expense which could cause our operating income, net income and earnings per share to decline.

     Deferred Taxes. In 2001, we conducted a public offering of our ordinary shares. In connection with the offering, we recorded, as of December 31, 2003, approximately $9.5 million of deferred tax assets due to the exercise of stock options by the selling shareholders. In the event that it appears that the amount of these deferred tax assets is, at any time, greater than the amount that we are likely to realize, we will reduce the amount at which we carry the deferred tax assets accordingly. Any such reduction would result in a charge to income, in the amount of the reduction, for the period in which the reduction was made. For additional analysis of tax issues, please refer to Note 14 of our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated statement of income as a percentage of total sales:

	Year ended December 31,
	2003	2002	2001
Statement of Income Data:
Sales	100%	100%	100%
Cost of sales	32	38	37

Gross profit	68	62	63
Operating expenses:
Research and development, net	13	12	13
Selling, marketing, general and administrative	31	25	28

Total operating expenses	44	37	41
Operating income	24	25	22
Financial expenses, net	1	—	2
Other income, net	—	—	—
Income before taxes on income	23	25	20
Taxes on income	4	4	3

	Year ended December 31,
	2003	2002	2001
Minority interest in earnings of a subsidiary	—	—	—

Net income	19%	21%	17%

Year Ended December 31, 2003 compared with Year Ended December 31, 2002

     Sales. During 2003, our sales increased $103.9 million, or 49%, from the amount of sales we reported in 2002. Of this increase, $27.7 million, or 27%, was attributable to the sale of products that we introduced in 2003. The balance of this increase was attributable to increased sales of products which were sold in both 2002 and 2003, including clotrimazole and betamethasone dipropionate cream, our generic version of Lotrisone®, which we began to sell in May 2001. Sales in the United States during 2003 increased $99.3 million, or 54%, from the amount we reported in 2002. Sales in Canada increased by $2.8 million, or 22%, and sales in Israel and other international markets increased $1.8 million, or 12%, from 2002. The products introduced during the year in the United States included bethametasone dipropionate (augmented) cream, ammonium lactate cream and etodolac XR tablets in three strengths, 400, 500 and 600 mg. In the United States, we also introduced our ElixSure® line of products and the four branded products we acquired earlier in the year from Medicis Pharmaceutical Corporation.

     Cost of Sales. Cost of sales increased by 29%, in 2003, as a result of the 49% increase in sales described above.

     Gross Profit. Gross profit margin increased from 62% in 2002 to 68% in 2003. The increase reflects a higher level of branded product sales and a favorable competitive environment for the generic products.

     Research and Development. Net R&D expenses increased $14.2 million, or 54%, in 2003. R&D expenses equaled 13% and 12% of sales in 2003 and 2002, respectively. The increase in R&D expenses during 2003 was the result of expanding our research facilities, recruiting additional scientists and pursuing more projects.

     Selling, General and Administrative. In 2003, SG&A increased $45.2 million, or 86%, from the amount we recorded in 2002. Our SG&A expenses as a percentage of sales increased from 25% in 2002 to 31% in 2003. Selling and marketing expenses increased $32.4 million, or 162%, primarily due to the recruitment of medical representatives and promotional campaigns, including media advertising, aimed at supporting our branded initiatives in the United States. General and administrative expenses increased $12.8 million, or 39%, primarily due to investments in personnel, facilities and infrastructure necessary to accommodate continued growth and expansion in the United States and other markets.

     Operating Income. Operating income increased $21.4 million, or 40% in 2003. The increase was primarily the result of increased sales and improved gross profit margins.

     Financial Expenses. Financial expenses consist of interest expense and income, and the impact of currency fluctuations. Net financial expenses increased $1.5 million, or 962%, in 2003. The increase is primarily the result of a higher level of interest expenses as we increased our level of borrowing during 2003. The increase in interest expenses was partially offset by interest income that we earned on our cash balances and from foreign currency hedging transactions.

     Taxes on Income. Due to a higher level of pre-tax income, our tax expense increased $3.1 million, or 36%, in 2003. Our effective tax rate was 16% in both 2002 and 2003.

     Net Income. Our net income increased $16.6 million from $44.6 million in 2002 to $61.2 million in 2003, an increase of 37%, based on the factors cited above.

Year Ended December 31, 2002 compared with Year Ended December 31, 2001

     Sales. During 2002, sales increased $62.0 million, or 42%, from the amount we recorded in 2001. Of this increase, $7.6 million, or 4%, was attributable to the sale of products that we introduced in 2002. The balance of the increase was attributable to increased sales of products that were sold in both 2001 and 2002, including clotrimazole and betamethasone dipropionate cream, our generic version of Lotrisone®, which we began to sell in May 2001. Sales in the United States increased $60.1 million, or 49%, in 2002. Sales in Canada increased by $3.8 million, or 44%, in 2002. Sales in Israel and other international markets decreased $1.6 million, or 10%, in 2002. The products introduced during the year in the United States were amcinonide cream, ketoconazole cream and econazole nitrate cream.

     Cost of Sales. Cost of sales increased $24.8 million, or 45% in 2002, as a result of the 42% increase in sales described above.

     Gross Profit. Gross profit increased $37.6 million, or 40% in 2002 but gross profit margins declined from 63% in 2001 to 62% in 2002. The decrease reflects a higher level of OTC product sales and a competitive environment for some products, which was partially offset by an increased volume of sales for other products.

     Research and Development. Net R&D expenses increased $6.8 million, or 35% in 2002. R&D expenses equaled 12% and 13% of sales in 2002 and 2001, respectively. The increase in R&D expenses during 2002 was the result of expanding our research facilities, recruiting additional scientists and pursuing more projects.

     Selling, General and Administrative. SG&A increased $10.4 million, or 25% in 2002. Our SG&A expenses as a percentage of sales declined from 28% in 2001 to 25% in 2002. Selling and marketing expenses increased $0.8 million, or 4% in 2002. General and administrative expenses increased $9.7 million, or 43% in 2002, primarily due to investments in personnel, facilities and infrastructure necessary to accommodate continued growth and expansion in both the United States and international markets.

     Operating Income. Operating income increased $20.5 million, or 62% in 2002. The increase was primarily the result of increased sales and improved SG&A margin.

     Financial Expenses. Net financial expenses decreased $2.4 million, or 92% in 2002 primarily as a result of interest income realized from the high cash balance maintained during 2002. This income nearly offset most of the Company’s cost of borrowing.

     Taxes on Income. Due to a higher level of pre-tax income, our tax expense increased $4.0 million, or 91% in 2002, with our effective tax rate increasing from 14% in 2001 to 16% in 2002.

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

     The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
	Rate of		(Appreciation)		Rate of Exchange
	Inflation		Against U.S. Dollar		of U.S. Dollar
Year	Israel (1)	Canada (2)	Israel (1)	Canada (3)	Israel (1)	Canada (3)
1999	1.3%	2.6%	(0.2%)	(5.9%)	4.15	1.44
2000	0.0%	3.2%	(2.7%)	3.9%	4.04	1.50
2001	1.4%	0.7%	9.3%	6.2%	4.42	1.59
2002	6.5%	3.9%	7.2%	(1.2)%	4.74	1.58
2003	(1.9)%	2.0%	(7.6)%	(17.8)%	4.38	1.30

Sources: (1) Bank of Israel. (2) Statistics Canada. (3) Bank of Canada.

     B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

     Cash and cash equivalents increased by $28.4 million to $159.1 million at December 31, 2003. During 2003, we completed two private placements of bonds to institutional investors in Israel in the aggregate amount of $110 million, primarily to fund our capital expansion programs. Our increase in sales caused trade accounts receivable to increase by 75%, to $120.5 million at December 31, 2003. Inventory levels increased 99% from December 31, 2002 to December 31, 2003, primarily due to strategic API acquisitions and to support increased level of sales. Shareholders’ equity increased from $269.1 million at December 31, 2002 to $347.4 million at December 31, 2003, principally due to net income contribution to retained earnings and tax benefits related to the exercise of stock options.

     We generated cash from operations amounting to $5.2 million for the year ended December 31, 2003 as compared to $29.6 million in the prior year. The decrease in cash from operations is the result of increases in trade receivables and inventory, which were partially offset by higher amortization and depreciation, higher net income and other working capital items.

     Our long-term debt outstanding as of December 31, 2003 was approximately $181.4 million, including current maturities of $24.4 million, and was comprised of the following:

•	bonds payable of $130.4 million;

•	obligations of $29.7 million under a bank credit agreement; and

•	mortgage payable, capital leases and other obligations of $21.3 million.

     Our bond obligations consist of the following, in millions:

Amount	Linkage	Rate	Maturity
$15.8	Israel CPI	8.25%	2004-2010
$48.0	Israel CPI	5.8%	2004-2014
$2.1	Dollar	Libor + 2-3%	2004-2010
$64.5	Dollar	6%	2004-2010

     We have a contract to hedge our exposure to CPI fluctuations in Israel. Under the bond agreements, our debt to equity ratio may not be greater than 2:1 and our current ratio may not be lower than 1:1. In addition the bonds that we issued during the year require that we maintain an interest coverage ratio of 2:1. The interest coverage ratio is defined as earnings before interest, taxes, depreciation and amortization expenses, or EBITDA, divided by net interest expenses plus the current principal repayment. We are currently in compliance with these covenants.

     We anticipate that our operating cash flow, together with available borrowings under our credit facilities and cash balances, will be sufficient to meet all of our working capital, capital expenditure and interest requirements for both the short-term and the foreseeable future. As for commitments for future capital expenditures please see Note 5(d) to our consolidated financial statements included elsewhere in this annual report.

     Capital Expenditures

     We invested $94.4 million in capital equipment and facilities during the year ended December 31, 2003 and $43.2 million during the year ended December 31, 2002. These investments are principally related to expanding and upgrading our research and development laboratories and our pharmaceutical and chemical manufacturing facilities in Israel, Canada, Ireland and the United States and maintaining compliance with cGMPs, while increasing manufacturing capacity. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure, to enable more efficient production scheduling and enhanced inventory analysis. See Note 5 to our consolidated financial statements included elsewhere in this annual report for an analysis of property, plant and equipment activity in 2003.

     Tax Matters

     Tax Loss Carryforward and Effective Tax Rates

     As of December 31, 2003, on an unconsolidated basis, we had an available tax loss carryforward of $1.3 million in Israel, $3.9 million in the United Kingdom and $37.5 million in the United States. The loss carryforward in the United States principally resulted from the exercise by employees of stock options during 2001. Our consolidated effective tax rates were 16%, 16% and 14% in 2003, 2002 and 2001, respectively.

     Approved Enterprise Status in Israel

     Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, our facilities in Israel have received Approved Enterprise status from the Israel Investment Center, which entitles us to receive specified tax benefits. We have received three approvals granting us a package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and we will be eligible for a reduced tax rate of between 10% to 25% for an additional two years. Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from corporate tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of 10% to 25% for an additional eight years. Under the third approval (benefit period starting 2003), our undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan. We will be eligible for a reduced tax rate of between 10% to 25% for an additional thirteen years thereafter. All of these programs are subject to time limits imposed by the Law for Encouragement of Capital Investments, 1959 and based upon the level of foreign ownership in our company in each tax year. To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%. Currently, we exceed this level. As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli tax rate. Additionally, in October 2003, we submitted an application for a fourth approval for capital investments that will be implemented by the end of 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates and foreign currency rates relates mainly to our long-term debt obtained to purchase fixed assets. Our interest expenses are sensitive to the LIBOR and CPI, as most of our long-term debt bears a LIBOR or CPI-linked interest rate. As of December 31, 2003, $181.4 million of our outstanding debt bears an average interest rate of 5.3%. Consequently, each 0.25% increase in interest rates will reduce pretax income by approximately $0.5 million.

     Our functional currency and that of our U.S. subsidiary is the U.S. dollar. The functional currency of our European and Canadian subsidiaries, is the local currency in their respective countries.

     In 2003, over 90% of our revenues were generated in U.S. dollars. However, the remainder of our sales were denominated in the local currencies of the countries in which they occurred. As such, our reported profits and cash flows are exposed to changing exchange rates. If the U.S. dollar weakens relative to the foreign currencies, the earnings generated in these foreign currencies will, in effect, increase when converted into U.S. dollars, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. Due to the relative low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net revenues and operating income were not significant in 2003.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any material off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

     As of December 31, 2003, we have contractual obligations in connection with the construction and installation of new pharmaceutical facilities in the amount of $17.2 million. In addition we have contractual obligations under several operating leases in relation to facilities and equipment which we lease from third parties.

     The following table describes the payment schedules of our contractual obligations, in millions:

	Payments due by period
		Less
		than 1	1-3	3-5	Over 5
Contractual Obligation	Total	year	years	years	years
Operating lease obligation	$16.5	$4.7	$7.6	$2.9	$1.3
Purchase obligations	$17.2	$17.2	—	—	—

C. RESEARCH AND DEVELOPMENT, PATENTS, TRADE MARKS AND LICENSES

     Most of our sales are derived from products that are the result of our own research and development. We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

     In 1991, we formed the Taro Research Institute Ltd., or the Institute, for the purpose of consolidating our pharmaceutical and chemical research activities. The Institute coordinates all of our research and development activities on a global basis.

     Recruiting talented scientists is essential to the success of our research and development programs. Approximately 20% of our employees work in our worldwide research and development programs. More than 80 of our scientists hold either M.D. or Ph.D. degrees.

     We currently conduct research and development in three principal areas:

•	generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, capsules, injectables, suspensions, solutions, creams and ointments) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired;

•	proprietary pharmaceuticals and delivery systems, in which we are developing T-2000 and products utilizing the NonSpil™ delivery system; and

•	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

Generic Pharmaceuticals

     In 2003, we received multiple product approvals in Canada, Israel and the United States. The following table sets forth the approvals in the United States by the FDA during 2003 and through April 29, 2004:

Generic Name	Brand Name
Amiodarone tablets, 300mg	Pacerone®
Ammonium lactate cream, 12%	Lac-Hydrin®
Betamethasone dipropionate cream (augmented) 0.05%	Diprolene®
Betamethasone dipropionate gel (augmented) 0.05%	Diprolene®
Clindamycin phosphate topical solution, 1%[3]	Cleocin T®
Etodolac extended release tablets, 400, 500 and 600 mg	Lodine® XL
Fluconazole tablets 50, 100, 150 and 200 mg1	Diflucan®
Fluorouracil topical solution, 2% and 5%	Efudex®
Hydrocortisone butyrate topical solution, 0.1%[3]	Locoid®
Ibuprofen oral suspension, 100mg/5mL2,3	ElixSure® IB
Phenytoin oral suspension USP, 125 mg/5mL3	Dilantin-125®
Terconazole vaginal cream, 0.8%[3]	Terazol®

(1)	Tentative approval (2) NDA approval (3) Approval received in 2004

     As of April 29, 2004, 33 of our ANDAs and one NDA were being reviewed by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors.

Proprietary Technologies

     T-2000

     We are currently conducting Phase II studies on T-2000, our non-sedating barbiturate compound. This product is currently intended for the treatment of epilepsy and essential tremor, but may have other indications. It is intended to be a long-acting, non-sedating barbiturate compound that permits increased patient compliance and reduced side effects.

     T-2000 must complete Phase II testing, successfully undergo Phase III studies and obtain regulatory approval in order to reach the market. There can be no assurance of the successful completion of Phase II or Phase III testing, the approval by the FDA of the drug or the commercial success of the drug.

     NonSpil™

     We also continue to work on our NonSpil™ liquid drug delivery system, which allows liquid medications to pour, but not spill, thereby increasing the accuracy of dosage and ease of use.

     NonSpil™ development activities include improving product formulations, refining taste and texture, “scaling up” from laboratory sized manufacturing to commercial sized manufacturing and preparing the marketing program for this new delivery system. While there can be no assurance of regulatory approvals or commercial success, we hope to introduce more NonSpil™ formulations in commercial markets where they can contribute to both pediatric and geriatric healthcare.

     In 2003, we launched the ElixSure® line of children’s medicines for fever/pain, cough and congestion. ElixSure is the first line of products to use our NonSpil™ liquid drug delivery system. The commercial success of the ElixSure® line will depend upon consumer acceptance of this new delivery system. Furthermore, competition from other products for the same clinical indications may prevent successful commercialization of these products. Thus, there can be no assurance of the success of the ElixSure® product line.

Patents, Trademarks and Licenses

     We have filed and received patents in the United States in a variety of areas including for:

•	a class of anticonvulsant, tranquilizer and muscle relaxant drugs;

•	a class of antiarrhythmic drugs;

•	novel oral delivery for pharmaceutical and related products; and

•	the synthesis and formulation of some of our products.

     We have registered trademarks in the United States and in Canada. Moreover, we have recently acquired the rights to use the A/T/S®, Kerasal®, Ovide®, Primsol® and Topicort® trademarks in the United States. Taro U.S.A. typically does not use trademarks in the sale and marketing of its generic products. We do not believe that any single patent or license is of material importance to us in relation to our current commercial activities.

     From time to time, we seek to develop products for sale prior to patent expiration in various countries. In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Drug Price Competition and Patent Term Restoration Act of 1984 (“Hatch-Waxman Act”), as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of a New Drug Application that we believe that the patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) for the new drug are either invalid or not infringed by our product. To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of patent(s) listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval. We may also be involved in patent litigation with third parties to the extent that claims are made that our finished product, an ingredient in our product, or our manufacturing process may infringe the innovator’s or third party’s process patents. We may also become involved in patent litigation in other jurisdictions where we conduct business, including Israel, Canada and Europe.

     On November 14, 2003, Godecke Aktiengesellschaft, Pfizer and Warner-Lambert (collectively, “Warner Lambert”), responding to our filing of an ANDA requesting approval for gabapentin capsules prior to the expiration of certain listed patents, filed a complaint against us and our U.S. subsidiary, Taro Pharmaceuticals U.S.A., Inc. (collectively, “Taro”) in the district court in New Jersey alleging that, under the provisions of the Hatch-Waxman Act, Taro’s ANDA infringed certain Warner-Lambert patents.

     D. TREND INFORMATION

     Please see “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospect” for trend information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     The following table lists our current directors and executive officers as of April 1, 2004:

Name	Age	Position
Barrie Levitt, M.D.	68	Chairman of the Board of Directors

Aaron Levitt	65	Director and President

Daniel Moros, M.D.	56	Director and Vice Chairman

Myron Strober, C.P.A.	74	Director and Chairman of the Audit Committee

Heather Douglas, Esq.	49	Director

Micha Friedman, Ph.D.	63	Director

Eric Johnston, Esq.	59	Director

Gad Keren, M.D.	52	Director

Tal Levitt, Esq.	34	Director

Ben Zion Hod, C.P.A.	49	Director[1]

Haim Fainaro, C.P.A.	61	Director[1]

Samuel Rubinstein	64	Senior Vice President & General Manager

Kevin Connelly, C.P.A.	43	Senior Vice President, Chief Financial Officer

Avraham Yacobi, Ph.D.	58	Senior Vice President, Research and Development

Zahava Rafalowicz	57	Group Vice President, Sales and Marketing and Deputy General Manager, Israel

Mariana Bacalu	54	Vice President, Pharmaceutical Production

Name	Age	Position
Hannah Bayer, C.P.A.	54	Vice President, Chief Accounting Officer

Ilan Ben Cnaan	56	Vice President, Operations, Israel

Marc Coles, Esq.	47	Vice President, General Counsel

Puah Dekel	44	Vice President, Administration, Israel

Yohanan Dichter	57	Vice President, Pharmacist in Charge

Roman Kaplan, Ph.D.	58	Vice President, Technical Operations, Pharmaceuticals

Iftach Katz	40	Vice President, Technical Services, Israel

Alon Korb	45	Vice President, Engineering and Projects, Israel

Sigalit Portnoy, Ph.D.	40	Vice President, Training and Planning

Sabar Sasson, Ph.D.	62	Vice President, Strategic Planning, Chemicals

Tzvi Tal	54	Vice President, Information Technology, Israel

(1)Statutory independent director elected in accordance with the Israeli Companies Law

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

     Aaron Levitt was elected to our board of directors in 1981 and became President of our company in 1982. Mr. Levitt joined our company in 1980 as Director of Marketing for our Israel operations after serving as regional sales manager for the Coty Division of Pfizer Inc. from 1970 to 1976 and later as regional sales manager for the Ultima Division of Revlon Group Inc. from 1976 to 1979. He has been on a paid leave of absence from his employment by Taro U.S.A. since February 2004.

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

     Heather Douglas, Esq. was elected to our board of directors in 1998. Ms. Douglas is a partner with the Canadian law firm of Borden Ladner Gervais LLP.

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

     Ben Zion Hod, C.P.A. was elected to our board of directors in 2003 as an independent director. Mr. Hod is a certified public accountant in Israel and for the past 11 years, has served as company comptroller for Zim Israel Navigation Company. Prior to joining Zim, Mr. Hod was a senior manager at Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. Mr. Hod previously served as a public director of the Company from 1993 to 1998.

     Haim Fainaro, C.P.A. is a certified public accountant in Israel, managing a private accounting practice in Tel Aviv since 1969. Mr. Fainaro, has previously served as the Company’s internal auditor in Israel and as public director from 1988 to 1993

     Samuel Rubinstein joined our company in 1990 and currently serves as Senior Vice President and General Manager. From 1986 to 1989, Mr. Rubinstein served as President of Laminated Plastics, Inc., a joint venture of two Israeli corporations operating in the United States. From 1974 until 1986, Mr. Rubinstein managed several different Israeli companies.

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

     Ilan Ben Cnaan joined our company in 1999 and currently serves as Vice President, Operations, Israel. He is responsible for our chemical manufacturing operations in Israel. From 1979 to 1999, Mr. Ben Cnaan served as a pilot plant manager, production manager and operations manager for Teva Pharmaceutical Industries Ltd. in both the chemical and veterinary divisions.

     Marc Coles, Esq. joined our company in 1992 as in-house legal counsel in Israel and currently serves as our General Counsel responsible for legal affairs in Israel. Before joining our company, Mr. Coles was the Director of Regulatory Affairs for Biodan Medical Systems, Rehovot, Israel.

     Puah Dekel joined our company in 1987 in our Human Resources Department. She served as the Director of Human Resources for the company from 1990 until 2003. Mrs. Dekel currently serves as Vice President of Administration. Prior to joining the company, she worked in the field of human resources for various companies, including Bank Leumi.

     Yohanan Dichter joined our company in 1986 in the research department and since 1988 has served as the Vice President, Pharmacist in Charge of the Haifa Bay pharmaceutical manufacturing plant. He is responsible for the review and release of all pharmaceutical products manufactured or sold in Israel. Prior to joining us, Mr. Dichter served in the Medical Corps of the Israel Defense Forces, Kupat Holim Clalit (Israel’s largest healthcare fund) and worked in a private pharmacy.

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

     Iftach Katz joined our company in 1995 and is now the head of the company’s Pharmaceutical Technical Services Group in Israel. Mr. Katz has over 17 years of experience in the industry and has held several key positions in the areas of product improvement and production.

     Alon Korb joined our company in 2002 and is currently serving as Vice President, Engineering and Projects. Prior to joining our company, Mr. Korb was the Facilities Manager for Tower Semiconductor Ltd. in Israel, responsible for engineering, maintenance and the management of large-scale projects. He has extensive experience in engineering, industrial plant operations and project management.

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

Cash Compensation of Executive Officers

     We paid an aggregate of $7,512,808 to all our directors and officers (26 persons) for services rendered to us in all capacities during the year ended December 31, 2003. This amount does not include certain additional benefits which, as to all directors and officers as a group, aggregated approximately $100,000.

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

     Our board of directors currently consists of eleven directors (including our two independent directors). According to our Articles of Association (as amended in 2002), our board of directors may neither consist of fewer than five directors nor more than 25 directors.

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

Independent Directors

     Qualifications of Independent Directors

     Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public by a prospectus, and are held by the public, in or outside of Israel are required to elect two independent directors. The Companies Law provides that a person may not be elected as an independent director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s election to serve as an independent director, or had, during the two years preceding that date, any affiliation with:

•	our company;

•	any entity controlling our company; or

•	any entity controlled by our company or under common control with our company.

The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control of the company, and service as an office holder.

     The Companies Law defines the term “office holder” as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, or any manager that reports directly to the general manager. The Companies Law further provides that no person can serve as an independent director if the person’s other positions or other business creates, or may create, a conflict of interest with the person’s responsibilities as an independent director or may otherwise interfere with the person’s ability to serve as an independent director. Until the lapse of two years from termination of office, a company may not engage an independent director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     Election of Independent Directors

     Independent directors generally are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority include at least one-third of the shares of non-controlling shareholders (as defined in the Companies Law) or their representatives voted at the meeting in favor of the election; or

•	the total number of shares voted against the election of the independent director by the non-controlling shareholders, does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an independent director is three years and may be extended for three additional years. Independent directors may be removed from office only by the same percentage of shareholders as is required for their election or by a court, if the independent directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one independent director, except for the audit committee which is required to include all the independent directors.

     Our independent directors, Ben Zion Hod and Haim Fainaro, were elected by our shareholders in 2003, pursuant to the provisions of the Companies Law for an initial three year term, which will end on July 31, 2006 and August 28, 2006, respectively.

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

Audit Committee

     Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including both independent directors, but excluding:

•	the chairman of the board of directors; and

•	a controlling shareholder or a relative of a controlling shareholder and any director employed by our company or who provides services to us on a regular basis.

     As of December 31, 2003, our audit committee consisted of the following directors: Mr. Myron Strober, C.P.A., Chairman, Mr. Eric Johnston, Esq., Ms. Heather Douglas, Esq., Ben Zion Hod, C.P.A. and Haim Fainaro, C.P.A., none of whom are our employees.

     The role of the audit committee is, among other things, to examine flaws in our business management, in consultation with the internal auditor and the independent accountants and to propose remedial measures to the board.

Audit Committee Report

     The audit committee has reviewed and discussed with management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2003.

     The audit committee has also discussed with Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, the matters required to be discussed by the Statement on Auditing Standards No. 61, “Communication with Audit Committees”, as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants.

     Based on the reviews and discussions referred to above, the audit committee has recommended to the board of directors of the Company that the audited consolidated financial statements referred to above be included in this Form 20-F for the year ended December 31, 2003.

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

     Internal Auditor

     Under the Companies Law, the board of directors is required to appoint an internal auditor proposed by the audit committee. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of our outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. Mr. Elisha Sa’ar, C.P.A., an independent public accountant, currently serves as our internal auditor. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting and the internal auditor may participate in all audit committee meetings.

     D. EMPLOYEES

     The following table sets forth the number of our employees as of December 31, 2003:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	35	39	168	1	3	246
Administration	51	36	137	9	6	239
Research and Development	135	81	36	14	—	266
Production and Quality Control	363	253	53	26	—	695

Total	584	409	394	50	9	1,446

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

     Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause. We currently fund our ongoing severance obligations by contributing on behalf of our senior employees to a fund known as the “Managers’ Insurance.” This fund provides a combination of savings plan, life insurance and severance pay benefits to our employees, and each employee receives a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and we contribute an additional sum of between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 66% and we contribute approximately 34%.

     E. SHARE OWNERSHIP

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of May 17, 2004. The percentage of outstanding shares is based on 29,298,577 ordinary shares outstanding as of May 17, 2004. Ordinary shares subject to options currently exercisable, or exercisable within 60 days of May 17, 2004, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

	Number of	Percentage of
Name	Ordinary Shares	Outstanding Ordinary Shares
Barrie Levitt, M.D. (1)(3)	1,947,084	6.6%
Aaron Levitt (2)(3)	1,038,179	3.5%
Daniel Moros, M.D. (4)	929,051	3.2%
Tal Levitt, Esq.	567,014	1.9%
Myron Strober, C.P.A.	*	*
Heather Douglas, Esq.	*	*
Micha Friedman, Ph.D.	*	*
Eric Johnston, Esq.	*	*
Gad Keren, M.D.	*	*
Samuel Rubinstein	*	*
Kevin Connelly, C.P.A.	*	*
Avraham Yacobi, Ph.D.	*	*
Zahava Rafalowicz	*	*
Mariana Bacalu	*	*
Hannah Bayer, C.P.A.	*	*
Ilan Ben Cnaan	*	*
Marc Coles, Esq.	*	*
Yohanan Dichter	*	*
Roman Kaplan, Ph.D.	*	*
Iftach Katz	*	*
Zalmin Lempert	*	*

	Number of	Percentage of
Name	Ordinary Shares	Outstanding Ordinary Shares
Sigalit Portnoy, Ph.D.	*	*
Sabar Sasson, Ph.D.	*	*
Zvi Tal	*	*
Ben Zion Hod, C.P.A.
Haim Fainaro, C.P.A.
Total for all directors and officers (28 persons) listed above, as a group	3,928,661	13.3%

     (1) Of the ordinary shares beneficially owned by Dr. Levitt, (1) 297,066 ordinary shares are owned individually by Dr. Levitt, (2) 585,780 ordinary shares are held by Dr. Levitt as trustee for trusts established by Dr. Levitt, (3) 12,934 ordinary shares are owned by Dr. Levitt and his wife as joint tenants, (4) 780 ordinary shares are owned by Morley and Company, Inc., or Morley, which is controlled by Dr. Levitt, (5) 198,032 ordinary shares are owned by Orenova Corporation, which is wholly-owned by Dr. Levitt and members of his immediate family, (6) 35,200 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Levitt that are presently exercisable, (7) 65,440 ordinary shares are owned by Taro Research Foundation, Inc., or the Research Foundation, a charitable foundation controlled by Dr. Levitt and Aaron Levitt, and (8) 751,852 ordinary shares are owned by the R and J Levitt Corporation, or the R&J Corporation, which is owned 50% by Dr. Levitt and members of his immediate family and 50% by Aaron Levitt and members of his immediate family. In addition, Dr. Levitt is the beneficial owner of all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

     (2) Of the ordinary shares beneficially owned by Aaron Levitt, (1) 22,600 ordinary shares are individually owned by Mr. Levitt, (2) 175,412 ordinary shares are owned by Mr. Levitt and his wife as joint tenants, (3) 17,600 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Mr. Levitt that are presently exercisable, (4) 5,275 are owned by his wife, (5) 65,440 ordinary shares are owned by the Research Foundation, which is controlled by Mr. Levitt and Dr. Levitt, and (6) 751,852 ordinary shares are owned by the R&J Corporation, which is owned 50% by Mr. Levitt and members of his immediate family and 50% by Dr. Levitt and members of his immediate family.

     (3) Aaron Levitt, together with his wife and two sons, has commenced litigation in the Supreme Court of the State of New York against Barrie Levitt, Tal Levitt, Daniel Moros, TDC and R&J Corporation, seeking, among other relief, to cause the ordinary shares of our company held by TDC and R&J Corporation to be distributed by those corporations to their respective shareholders. An agreement-in-principle to settle the litigation has been reached by the parties to the litigation. The agreement-in-principle contemplates that Aaron Levitt and members of his family would exchange a portion of the outstanding shares of TDC which they currently own for all of the outstanding shares of R&J Corporation which they do not currently own. In addition, the agreement-in-principle contemplates that TDC would sell approximately 510,000 of the ordinary shares of our company that it currently owns and pay the net after-tax proceeds of the sales to Aaron Levitt and members of his family in exchange for the balance of their shareholdings in TDC. The sales are to be conducted by TDC at such time or times, prior to July 31, 2005, as Aaron Levitt may direct and in accordance with Rule 144 under the Securities Act of 1933. Upon consummation of the transactions contemplated by the agreement-in-principle, (i) Aaron Levitt and members of his family would cease to own any shares of TDC and would become the sole shareholders of R&J Corporation and (ii) the shareholdings of TDC in our company would be reduced by approximately 510,000 shares. The agreement-in-principle does not impose any restrictions upon the sale by R&J Corporation of its shares in our company, except for a requirement that any such sale be made in compliance with applicable law. It is anticipated that the agreement-in-principle will be executed and delivered by each of the parties to the pending litigation, and the resulting changes in the ownership of TDC and R&J Corporation contemplated thereby will take place, during the summer of 2004. There is, however, no assurance that the agreement-in-principle will become a binding agreement or that the transactions contemplated thereby will be consummated. We are unable to predict what might happen in the event that the litigation referred to above is not settled or is settled upon terms other than those contemplated by the agreement-in-principle.

     (4) Of the ordinary shares owned by Dr. Moros, (1) 353,217 ordinary shares are owned individually by Dr. Moros, (2) 229,960 ordinary shares are held by Dr. Moros as co-trustee of the Nathan Moros Trust, (3) 337,074 ordinary shares are held by Dr. Moros as trustee for trusts established by Isabel Moros, and (4) 17,600 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Moros that are presently exercisable. Each of Dr. Moros’s two minor daughters owns 100 ordinary shares.

*	Less than 1%

     As of April 1, 2004, the directors and executive officers listed above, as a group, held options to purchase 630,700 of our ordinary shares at a weighted average exercise price of $21.53, expiring between July 2005 and January 2014.

Stock Option Plans

     General. From time to time, we have granted options to purchase our ordinary shares. As of December 31, 2003, there were outstanding 1,300,372 options to acquire our ordinary shares.

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

     The 1991 Stock Incentive Plan is administered by our board of directors (as required by the Companies Law) and by a Plan Committee, composed of not less than two members, each of whom must be “disinterested persons” as defined by the Securities and Exchange Commission (as required by U.S. law). Within the limits of the 1991 Stock Incentive Plan, the Board of Directors and Plan Committee are authorized to determine, among other things, to whom and the time or times at which options and SARs are to be granted, the types of options and SARs to be granted, the number of shares which will be subject to any option or SAR, the term of each option and SAR, the exercise price of each option and base price of each SAR, and the time or times and conditions under which options and SARs may be exercised. The Board of Directors and the Plan Committee may, with the consent of the holder of the option or SAR, cancel or modify an option or SAR or grant an option or SAR in substitution for any canceled option or SAR, provided that any substituted option or SAR and any modified option or SAR is permitted to be granted on such date under the terms of the 1991 Stock Incentive Plan and the Code. In such case, the Board of Directors and the Plan Committee may give credit toward any required vesting period for the substituted option or SAR for the period during which the employee held the canceled option or SAR.

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

     As of April 1, 2004, 251,869 ordinary shares were subject to outstanding options. Of such options, 126,250 (at an average exercise price of $2.74 per share) were held by executive officers; 52,000 (at an average exercise price of $3.40 per share) were held by directors who are not executive officers; and 73,619 (at an average exercise price of $3.34 per share) were held by other persons. None of such options were SARs.

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

     All key employees and directors of, and consultants to us, (as defined in the 1999 Stock Incentive Plan), are eligible to participate in the 1999 Stock Incentive Plan. However, ISOs may only be granted to employees (including officers and directors who are also employees). Each Outside Director, excluding Identified Public Directors, as defined in the 1999 Stock Incentive Plan, shall be granted, on the date initially elected a director, a one-time nonqualified option to purchase the Initial Outside Director Award.

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

     As of April 1, 2004, 1,124,057 ordinary shares were subject to outstanding options. Of such options, 355,250 (at an average exercise price of $26.95 per share) were held by executive officers; 97,200 (at an average exercise price of $35.85 per share) were held by directors who are not executive officers; and 671,607 (at an average exercise price of $32.96 per share) were held by other persons. None of such options were SARs.

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

     The maximum number of shares issuable under the 2000 Employee Stock Purchase Plan is 500,000 ordinary shares, subject to adjustment. To be eligible to participate in the 2000 Employee Stock Purchase Plan, an individual must be employed by us or one of our subsidiaries designated by the board of directors on the first day of the applicable plan period. Notwithstanding the foregoing, anyone who is both a “highly compensated employee” within the meaning of the Code and is designated by the board of directors as ineligible to participate in the 2000 Employee Stock Purchase Plan shall not be entitled to participate in the 2000 Employee Stock Purchase Plan.

     In addition, no employee will be granted a right under the 2000 Employee Stock Purchase Plan if (i) immediately after the grant, such employee would own stock and/or hold outstanding options to purchase stock constituting 5% or more of the total combined voting power or value of our stock or any of our subsidiaries or (ii) such grant would result in such employee’s rights to purchase stock under all of our employee stock purchase plans or of our subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the last business day of the preceding semi-annual period) for each calendar year.

     As of December 31, 2003, approximately 88,000 ordinary shares had been purchased through the 2000 Employee Stock Purchase Plan at a weighted average exercise price of $29.70.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

     The following table sets forth certain information, as of May 17, 2004, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own more than 5% of our outstanding ordinary shares, and by all of our directors and officers as a group. Except as indicated, each such shareholder has sole voting and investment power with respect to the ordinary shares beneficially owned by such shareholder. Beneficial ownership is determined in accordance with rules of the United States Securities and Exchange Commission and generally includes voting and investment power with respect to our ordinary shares. Ordinary shares subject to options currently exercisable, or exercisable within 60 days of May 17, 2004, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. For information concerning prospective changes in the ownership of TDC and The R&J Corporation and the shareholding of these two companies in our Company, please see Note (3) to the table set forth under the heading “E. SHARE OWNERSHIP” in ITEM 6 above.

	Ordinary Shares	Percent of Ordinary
Name	Beneficially Owned	Shares Outstanding
Barrie Levitt, M.D. (1)(4)	1,947,084	6.6%
Aaron Levitt (2)(4)	1,038,179	3.5%
Daniel Moros, M.D. (3)	929,051	3.2%
Taro Development Corporation (4)	2,921,896	10.0%

     (1) Of the ordinary shares beneficially owned by Dr. Levitt, (1) 297,066 ordinary shares are owned individually by Dr. Levitt, (2) 585,780 ordinary shares are held by Dr. Levitt as trustee for trusts established by Dr. Levitt, (3) 12,934 ordinary shares are owned by Dr. Levitt and his wife as joint tenants, (4) 780 ordinary shares are owned by Morley and Company, Inc., or Morley, which is controlled by Dr. Levitt, (5) 198,032 ordinary shares are owned by Orenova Corporation, which is wholly-owned by Dr. Levitt and members of his immediate family, (6) 35,200 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Levitt that are presently exercisable, (7) 65,440 ordinary shares are owned by Taro Research Foundation, Inc., or the Research Foundation, a charitable foundation controlled by Dr. Levitt and Aaron Levitt, and (8) 751,852 ordinary shares are owned by the R and J Levitt Corporation, or the R&J Corporation, which is owned 50% by Dr. Levitt and members of his immediate family and 50% by Aaron Levitt and members of his immediate family. In addition, Dr. Levitt is the beneficial owner of all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

     (2) Of the ordinary shares beneficially owned by Aaron Levitt, (1) 22,600 ordinary shares are individually owned by Mr. Levitt, (2) 175,412 ordinary shares are owned by Mr. Levitt and his wife as joint tenants, (3) 17,600 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Mr. Levitt that are presently exercisable, (4) 5,275 are owned by his wife, (5) 65,440 ordinary shares are owned by the Research Foundation, which is controlled by Mr. Levitt and Dr. Levitt, and (6) 751,852 ordinary shares are owned by the R&J Corporation, which is owned 50% by Mr. Levitt and members of his immediate family and 50% by Dr. Levitt and members of his immediate family.

     (3) Of the ordinary shares owned by Dr. Moros, (1) 353,217 ordinary shares are owned individually by Dr. Moros, (2) 229,960 ordinary shares are held by Dr. Moros as co-trustee of the Nathan Moros Trust, (3) 337,074 ordinary shares are held by Dr. Moros as trustee for trusts established by Isabel Moros, and (4) 17,600 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Moros that are presently exercisable. Each of Dr. Moros’s two minor daughters owns 100 ordinary shares.

     (4) As a result of the TDC Shareholders Agreement and the familial relationship of Dr. Levitt and Aaron Levitt, Dr. Levitt and Aaron Levitt may be deemed to share beneficial ownership of the ordinary shares owned by TDC by virtue of their ownership in TDC.

Founders’ Shares

     At the formation of our company in 1959, two classes of shares were created, Founders’ shares and ordinary shares. One third of the voting power of all of our voting shares is allocated to the Founders’ shares. Morley and Company owns all of the 2,600 outstanding Founders’ shares. Holders of Morley’s class A shares are entitled to elect one director of Morley and holders of Morley’s class B shares are entitled to elect two directors of Morley.

     As the holder of all of Morley’s class B Shares, Dr. Levitt may cause the election of two of the three directors and, therefore, may be deemed to control the voting and disposition of the Founders’ shares.

Voting Power

     As of May 17, 2004, Dr. Levitt, Aaron Levitt, Dr. Moros, Tal Levitt and members of their respective immediate families, in the aggregate, control 49.5% of the voting power in our company by reason of their (i) direct ownership of an aggregate of 14.2% of our ordinary shares, (ii) their majority ownership of TDC, which owns 10.0% of our ordinary shares, and (iii) Dr. Levitt’s control of Morley, which, through its ownership of the Founders’ shares, has one-third of the voting power of our shares.

     As of April 1, 2004, 29,010,977 of our ordinary shares were outstanding. They were held of record by 363 persons.

     B. RELATED PARTY TRANSACTIONS

     Not applicable.

     C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Other Financial Information

     We manufacture products and chemicals in our facilities in Israel and Canada. A substantial amount of these products and chemicals are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see “Item 4 — Information on the Company-Business Overview-Sales and Marketing.”

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

     As mentioned above in “Item 5, section C”, on November 14, 2003, Godecke Aktiengesellschaft, Pfizer and Warner-Lambert, responding to our filing of an abbreviated new drug application requesting approval for gabapentin capsules prior to the expiration of certain listed patents, filed a complaint against us and our U.S. subsidiary, Taro Pharmaceuticals U.S.A., Inc. in the district court in New Jersey alleging that under the provisions of the Hatch-Waxman Act that Taro’s ANDA infringed certain Warner-Lambert patents.

     We confirm that a private legal action involving Taro Development Corporation and R&J Levitt Corporation is currently pending. Both corporations are shareholders in our company, but neither our company nor any of our subsidiaries is a party to the litigation or underlying dispute. Thus, neither the litigation nor the dispute is expected to have any material effect on our company or any of our subsidiaries.

Dividend Policy

     We may declare a dividend in U.S. dollars out of our retained earnings. Under the most restrictive debt covenants, any dividend distribution and any cash dividend distribution requires prior approval of certain banks.

     We have never paid cash dividends on either our ordinary shares or the Founders’ shares and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

     B. SIGNIFICANT CHANGES

     Not applicable.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during the last five years:

	High	Low
1999	$9.50	$2.44
2000	$17.47	$3.66
2001	$48.50	$13.44
2002	$39.26	$21.60
2003	$72.11	$30.14

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during each fiscal quarter of the last two years and any subsequent period:

	High	Low
First Quarter 2002	$38.34	$28.35
Second Quarter 2002	$30.46	$21.60
Third Quarter 2002	$34.90	$22.56
Fourth Quarter 2002	$39.26	$32.13
First Quarter 2003	$38.92	$30.14
Second Quarter 2003	$57.77	$39.43
Third Quarter 2003	$58.71	$48.85
Fourth Quarter 2003	$72.11	$57.34
First Quarter 2004	$66.53	$57.40

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during the last six months:

	High	Low
December 2003	$72.11	$64.09
January 2004	$65.13	$60.45
February 2004	$66.53	$60.80
March 2004	$64.90	$57.40
April 2004	$63.61	$43.25
May 2004	$45.32	$39.91

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     Our ordinary shares have been traded in the over-the-counter market in the United States since 1961. Our ordinary shares have been quoted on the Nasdaq National Market since 1993 under the symbol “TARO.” In May 2001, the Chicago Option Exchange started to quote options on our ordinary shares under the symbol “QTT.” There is no non-United States trading market for our ordinary shares.

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

     In February 2000, the Company’s Ordinance (New Version – 1983) was replaced with the Companies Law. Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as a result our Articles are not consistent with the Companies Law, the provisions of the Companies Law apply unless specifically stated otherwise in the Companies Law. Similarly, in all places where our Articles refer to a section of the Companies Ordinance that has been replaced by the Companies Law, the Articles are understood to refer to the relevant section of the Companies Law.

Approval of Specified Related Party Transactions Under Israeli Law

     Fiduciary Duties of Office Holders

     The Companies Law imposes fiduciary duties that “office holders” owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position and all other important information pertaining to these actions.

     The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in a company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of a company to receive a personal gain for himself or others. An office holder must also disclose to a company any information or documents relating to that company’s affairs that the office holder has received due to his or her position in a company.

     Under the Companies Law, all arrangements as to compensation of public companies’ directors require the approval of the audit committee, the board of directors and shareholder approval, in that order.

     Disclosure of Personal Interest of an Office Holder

     The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people. An extraordinary transaction is a transaction executed other than in the ordinary course of business, other than according to prevailing market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

     Under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors may approve the transaction between the company and an office holder or a third party in which an office holder has a personal interest, unless the company’s articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company, in that order.

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

     Shareholders generally have the right to examine documents in the company’s possession pertaining to any matter that requires shareholder approval.

Voting, Rights Attached to Shares, Shareholders’ Meetings and Resolutions

     Under the Companies Law, we are required to hold an annual meeting of shareholders at least once every calendar year and not more than fifteen months after the previous annual meeting. In addition, special meetings may be conducted as required by certain events and circumstances.

     Our share capital is divided into Founders’ shares and ordinary shares. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. In addition, ordinary shares entitle their holders to two-thirds of the voting power of our company. The Founders’ shares entitle their holders to one-third of the voting power of our company.

     Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare interim dividends, whereas our shareholders are authorized to declare final dividends in accordance with our board of directors’ recommendation, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

     Restriction on Voting

     In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the Code, we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999 and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999 from exercising more than 9.9% of the voting power in our company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage U.S. persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our company.)

Duties of Shareholders

     Under the Companies Law, each and every shareholder has a duty to act in good faith and in an acceptable manner in exercising his or her rights and fulfilling his or her obligations towards us and other shareholders and to refrain from abusing his power, such as in voting in the general meeting of shareholders on the following matters:

any amendment to the articles of association;

an increase of our authorized share capital;

a merger; or

approval of certain actions and transactions that require shareholder approval.

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

Mergers and Acquisitions under Israeli Law

     The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of the voting power of its shares at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the voting power held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

     The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. If there is no existing 50% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the Company. This rule does not apply if someone else is already a majority shareholder in the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order. Recent promulgated regulations provide an exemption to the above tender offer requirement, in the event that the acquisition of the control of the company, in any degree, is subject to limitations of applicable non-Israeli law.

     Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, unless the stock-for stock transaction is considered a tax-deferred merger, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder’s shares two years following the exchange and on the balance four years thereafter even if the shareholder has not yet sold the new shares.

Indemnification and Insurance of Office Holders

     Insurance of Office Holders

     Subject to the provisions of the Companies Law, our Articles of Association provide that we may enter into an insurance contract that would provide coverage for any monetary liability incurred by any of our office holders with respect to an act performed in the capacity of an office holder for:

a breach of the office holder’s duty of care to us or to another person;

a breach of the office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not harm us; or

a financial liability imposed upon him or her in favor of another person.

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

a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by the court; and

reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or that are instituted on our behalf or by another person or a criminal charge from which he or she is acquitted, or a criminal charge in which he or she is convicted of an offense that does not require proof of criminal intent.

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

a breach by the office holder of his or her duty of care if the breach was intentional or reckless;

any act or omission done with the intent to derive an illegal personal benefit; or

any fine levied against the office holder.

     In addition, under the Companies Law, exculpation of, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

     C. MATERIAL CONTRACTS

     For a summary of our material contracts, see “Item 4-Information on the Company-Property, Plants and Equipment” and Note 21(a) of our consolidated financial statements included elsewhere in this annual report.

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

Israeli Tax Considerations and Government Programs

     General Corporate Tax Structure

     Israeli companies are subject to company tax at the rate of 36% of taxable income. According to a proposed amendment to Israeli tax law, the company tax rate may be reduced in the near future to 35%, and may be additionally reduced in subsequent tax years. However, the effective tax rate payable by a company that derives income from an approved enterprise, as discussed below, may be considerably less.

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

     Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

     A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

     A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company more than 25% of whose share capital representing more than 25% of the rights to profits, voting power and to nominate directors and more than 25% of the combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. If the level of foreign investment exceeds 49%, the tax rate is 20%; if the level of foreign investment exceeds 74%, the tax rate is 15%; and if the level of foreign investment exceeds 90%, the tax rate is 10%.

     A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed, including the amount of company tax thereon. The tax rate will be the rate that would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders.

     The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed (a) during the tax exemption period or within 12 years after the period or (b) if by a foreign investors’ company, at any time. The company must withhold this tax at the source, regardless of whether the dividend is converted into foreign currency.

     Subject to applicable provisions concerning income under the alternative package of benefits, all incomes are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to declare a dividend on exempt retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as dividends.

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

     Moreover, it has recently been announced that significant changes in the Investment Law, including the tax benefits therein, can be expected in the near future. Nonetheless, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, any future changes in the Investment Law are likely to apply only to applications approved after such changes are legislated.

     Our facilities in Israel have received Approved Enterprise status from the Israel Investment Center, which entitles us to receive certain tax benefits. We have received three approvals granting us a package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and we will be eligible for a reduced tax rate of between 10% to 25% for an additional two years. Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from corporate tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of 10% to 25% for an additional eight years. Under the third approval (benefit period starting 2003), our undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan. We will be eligible for a reduced tax rate of between 10% to 25% for an additional thirteen years thereafter. All of these programs are subject to time limits imposed by the Law for Encouragement of Capital Investments, 1959 and based upon the level of foreign ownership in our company in each tax year. To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%. Currently, we exceed this level. As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli tax rate. Additionally, in October 2003, we submitted an application for a fourth approval for capital investments that will be implemented by the end of 2005.

     The above benefits are conditioned upon the fulfillment of conditions stipulated by the Investment Law, regulations promulgated thereunder and the instruments of approval for the specified investments in approved enterprises. If we fail to comply with these conditions, our benefits may be cancelled and we may be required to refund the amount of the benefits, in whole or in part.

     Grants under the Law for the Encouragement of Industrial Research and Development, 1984

     Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Following the full repayment of the grant, there is no further liability for royalties.

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

Extent of manufacturing	Royalties to the Chief Scientist
volume outside of Israel	as a percentage of grant
less than 50%	120%
between 50% and 90%	150%
more than 90%	300%

     A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

     The technology developed with Chief Scientist grants may not be transferred to Israeli third parties without the prior approval of a governmental committee under the Research Law and may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. This approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted.

     Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

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

     Tax Benefits and Grants for Research and Development

     Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including depreciation, relating to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development is for the promotion or development of the company; and

•	the research and development is carried out by or on behalf of the company seeking the deduction.

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

     There is a special tax adjustment for the preservation of equity as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

     The Inflationary Adjustments Law also includes provisions concerning taxation on gains of companies from the sale of traded securities. However, the Inflationary Adjustments Law does not generally apply to non-resident companies which do not regularly carry out business in Israel.

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

     Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12½%, subject to certain conditions.

     Capital Gains Tax on Sales of Our Ordinary Shares

Israeli Capital Gains Tax

     Until the end of the year 2002, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax because we qualified as an “Industrial Company”. However, there can be no assurance that the Israeli tax authorities will not contest our status as an “Industrial Company”, possibly on a retroactive basis. This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

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

United States Federal Income Tax Considerations

     Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares, referred to for purposes of this discussion as a “U.S. Holder,” that is:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, referred to as a “Non-U.S. Holder,” are discussed below.

     This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to own our ordinary shares.

     This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or “financial services entities”;

•	hold ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	have a functional currency that is not the U.S. dollar; or

•	acquire ordinary shares as compensation.

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

     Each holder of ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

Taxation of Ordinary Shares

     Taxation of Dividends Paid On Ordinary Shares

     Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares.

     U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation,” which we may be. In that case distributions of current or accumulated earnings and profits will be treated as U.S. source and foreign source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. U.S. Holders who are entitled to the benefits of the Tax Treaty may elect to credit Israeli withholding taxes allocable to the portion of our distributions treated as from U.S. sources under these rules against their United States federal income tax liability on such portion.

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

     Taxation of the Disposition of Ordinary Shares

     Upon the sale or exchange of ordinary shares, a U.S. Holder will recognize a capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the ordinary shares, which is usually the cost of such shares in U.S. dollars, and the amount realized on the disposition in U.S. dollars. Capital gain from the sale or exchange of ordinary shares held more than one year is a long-term capital gain, and is generally eligible for a maximum 20% rate of taxation for individuals and other non-corporate taxpayers. Gains and losses recognized by a U.S. Holder on a sale or exchange of ordinary shares normally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.

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

     Tax Consequences if We Are a Passive Foreign Investment Company

     We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a “qualified electing fund” (as described below):

•	Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year (other than the year prior to the first year in which we were a PFIC) at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

•	A U.S. Holder’s tax basis in shares of our stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

     The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a “qualified electing fund”, or QEF, in the first taxable year in which the U.S. Holder owns ordinary shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event we are classified as a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

     A U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder’s fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

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

     Tax Consequences for Non-U.S. Holders of Ordinary Shares

     Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•	such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

•	the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

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

     The amount of any back-up withholding may be allowed as a credit against a U.S. or Non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

     F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

     G. STATEMENT BY EXPERTS

     Not applicable.

     H. DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the Securities and Exchange Commission’s EDGAR system will be available for retrieval on its website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at its facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates and foreign currency rates relates mainly to our long-term debt obtained to purchase fixed assets. Our interest expenses are sensitive to LIBOR and CPI, as most of our long-term debt bears a LIBOR or CPI-based interest rate. As of December 31, 2003, $181.4 million of our outstanding debt bears an average interest rate of 5.3%. Consequently, each 0.25% increase in interest rates will reduce pretax income by approximately $0.4 million.

     The Company’s functional currency and that of its U.S. subsidiary is the U.S. dollar, with the exception of its European and Canadian subsidiaries, where the functional currency is the local currency in their respective countries.

     In 2003, over 90% of the Company revenues were generated in U.S. dollars. However, the remainder of our sales were denominated in the local currencies of the countries in which they occurred. As such, our reported profits and cash flows are exposed to changing exchange rates. If the U.S. dollar weakens relative to the foreign currencies, the earnings generated in these foreign currencies will, in effect, increase when converted into U.S. dollars, and vice versa. Therefore, from time to time we manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. Due to the low level of non-U.S. dollar revenues, the effects of currency fluctuation on consolidated net revenues and operating income were not significant.

     Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.	An evaluation was performed under the supervision and with the participation of our management, including our general manager and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our general manager and chief financial officer concluded that our disclosure controls and procedures were effective.

b.	There have been no significant changes in our disclosure controls or in other factors that would likely significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

     A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of directors has determined that Mr. Myron Strober, C.P.A., the chairman of our Audit committee, is an audit committee financial expert, as defined by applicable SEC regulations.

     B. CODE OF ETHICS

     We have adopted a code of business conduct applicable to our executive officers, directors and all other employees. A copy of the code is available to all of our employees upon request from our human resources department, and to investors by contacting our corporate affairs department and to others through our legal department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K. As referred to above, our Board of directors has approved a whistleblower policy which functions in coordination with our code of business conduct and provides an anonymous means for employees and others to communicate with various bodies within the Company, including the audit committee of our Board of directors

     C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     Our Board of directors’ audit committee is responsible for the oversight of our independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Kost, Forer, Gabby & Kasierer (“KFG&K”). These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, KFG&K and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

     Principal Accountant Fees and Services:

	2003	2002
	In million dollars
Audit Fees	$0.43	$0.41
Audit-Related Fees	$0.13	$0.23
Tax Fees	$0.50	$0.53
All Other Fees	—	—
Total	$1.06	$1.17

     The audit fees for the years ended December 31, 2003 and 2002, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

     The audit-related fees represent fees for assurance and due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, review of consolidated quarterly financial statements, internal control reviews, attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

     Tax fees represents fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

     All other fees represent fees for services not otherwise included in the categories above.

PART III

ITEM 17. FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

     The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

     The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)

2.1	Form of ordinary share certificate (1)

4.1	Taro Vit Industries Limited 1984 Stock Option Plan (3)

4.2	Taro Vit Industries Limited 1991 Stock Incentive Plan (3)

Exhibit No.	Description
4.3	Taro Pharmaceutical Industries Ltd. 2000 Employee Stock Purchase Plan (4)

4.4	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (5)

10.1	Consent of Kost, Forer, Gabbay & Kasierer

10.2	Debenture and Loan Agreement dated December 19, 2000 (6)

10.3	Loan agreements Dated May 20, 2003 and November 27, 2003

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Registration Statement on Form F-3 (No. 33-11806) and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.
By:	/s/ Kevin Connelly
Kevin Connelly,
Senior Vice President and Chief Financial Officer

Dated: May 28, 2004

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ Samuel Rubinstein
Samuel Rubinstein
Date: May 28, 2004		Senior Vice President & General Manager

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ Kevin Connelly
Kevin Connelly
Date: May 28, 2004		Senior Vice President and Chief Financial Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

Page
Report of Independent Accountants	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Income	F-5
Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7 – F-8
Notes to Consolidated Financial Statements	F-9 – F40

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Income	F-5
Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-40

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

TARO PHARMACEUTICAL INDUSTRIES LTD.

     We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 16, 2004	A Member of Ernst & Young Global

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$159,121	$130,717
Restricted short-term bank deposits	2,518	2,468
Accounts receivable:
Trade (Note 3a)	120,522	69,038
Other receivables and prepaid expenses (Note 3b)	17,046	12,453
Inventories (Note 4)	84,486	42,439

TOTAL CURRENT ASSETS	383,693	257,115

LONG-TERM INVESTMENTS (Note 7)	2,888	1,348

PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)	182,306	93,358

OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Note 6)	30,187	7,676

GOODWILL	7,199	7,150

DEFERRED INCOME TAXES (Note 14)	10,250	13,198

TOTAL ASSETS	$616,523	$379,845

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans (Note 8)	$19,124	$2,310
Current maturities of long-term debt (Note 10)	24,420	7,962
Accounts payable:
Trade	26,148	25,216
Other and accrued expenses (Note 9)	31,083	20,199
Income taxes payable	2,963	2,557

TOTAL CURRENT LIABILITIES	103,738	58,244

LONG-TERM LIABILITIES:
Long-term debt, net of current maturities (Note 10)	156,937	47,127
Deferred income taxes (Note 14)	4,880	2,780
Accrued severance pay	1,857	1,398

TOTAL LONG-TERM LIABILITIES	163,674	51,305

COMMITMENTS AND CONTINGENCIES (Note 12)
MINORITY INTEREST	1,711	1,159

SHAREHOLDERS’ EQUITY (Note 13):
Share capital:
Ordinary Shares of NIS 0.0001 par value:
Authorized at December 31, 2003 and 2002: 200,000,000 shares; Issued at December 31, 2003 and 2002: 29,234,618 and 29,008,589 shares, respectively; Outstanding at December 31, 2003 and 2002: 28,969,218 and 28,744,289, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2003 and 2002: 2,600 shares	1	1
Additional paid-in capital	182,699	173,584
Accumulated other comprehensive income (loss)	5,695	(2,358)
Treasury stock	(1,348)	(1,288)
Retained earnings	159,674	98,519

TOTAL SHAREHOLDERS’ EQUITY	347,400	269,137

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$616,523	$379,845

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2003	2002	2001
Sales (Notes 15a and16)	$315,458	$211,581	$149,230
Cost of sales	102,454	79,468	54,736

Gross profit	213,004	132,113	94,494

Operating expenses:
Research and development, net (Note 15b)	40,601	26,373	19,633
Selling, marketing, general and administrative (Note 15c)	97,718	52,481	42,086

	138,319	78,854	61,719

Operating income	74,685	53,259	32,775
Financial expenses, net (Note 15d)	(1,722)	(162)	(2,594)

	72,963	53,097	30,181
Other income (loss), net	(7)	78	272

Income before income taxes	72,956	53,175	30,453
Income taxes (Note 14)	11,475	8,406	4,378

	61,481	44,769	26,075
Minority interest in earnings of a subsidiary	(326)	(214)	(81)

Net income	$61,155	$44,555	$25,994

Basic earnings per Ordinary share (Note 13g)	$2.12	$1.55	$1.11

Diluted earnings per Ordinary share (Note 13g)	$2.06	$1.52	$0.99

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

				Accumulated
			Additional	other			Total
	Share		paid-in	comprehensive	Treasury	Retained	shareholders’
	capital		capital	income (loss)	stock	earnings	equity
Balance at January 1, 2001	$680		$23,961	$(1,381)	$(1,016)	$27,970	$50,214

Net income	—		—	—	—	25,994	25,994
Other comprehensive income (loss):
Foreign currency translation adjustments	—		—	(1,204)	—	—	(1,204)
Unrealized loss on available-for-sale marketable securities	—		—	(6)	—	—	(6)

Total comprehensive income							24,784
Tax benefit related to exercise of stock options	—		16,045	—		—	16,045
Exercise of options	*	)	989	—	—	—	989
Stock split effected as a stock dividend (100%)	*	)	* )	—	—	—	—
Issuance of shares, net	*	)	126,574	—	—	—	126,574
Amortization of compensation in respect of options granted to non-employees	—		30	—	—	—	30
Purchase of treasury stock	*	)	—	—	(272)	—	(272)

Balance at December 31, 2001	680		167,599	(2,591)	(1,288)	53,964	218,364

Net income	—		—	—	—	44,555	44,555
Other comprehensive income (loss):
Foreign currency translation adjustments	—		—	236	—	—	236
Unrealized loss on available-for-sale marketable securities	—		—	(3)	—	—	(3)

Total comprehensive income							44,788
Tax benefit related to exercise of stock options	—		5,195	—	—	—	5,195
Exercise of options and issuance of shares of E	*	)	651	—	—	—	651
Amortization of compensation in respect of options granted to non-employees	—		139	—	—	—	139
Purchase of treasury stock	*	)	—	—	—	—	—

Balance at December 31, 2002	680		173,584	(2,358)	(1,288)	98,519	269,137

Net income	—		—	—	—	61,155	61,155
Other comprehensive income (loss):
Foreign currency translation adjustments	—		—	9,501	—	—	9,501
Unrealized loss from hedging derivatives	—		—	(1,448)	—	—	(1,448)

Total comprehensive income							69,208
Tax benefit related to exercise of stock options	—		6,995	—	—	—	6,995
Exercise of options and issuance of shares	*	)	2,110	—	—	—	2,110
Amortization of compensation in respect of options granted to non-employees	—		10	—	—	—	10
Purchase of treasury stock	*	)	—	—	(60)	—	(60)

Balance at December 31, 2003	$680		$182,699	$5,695	$(1,348)	$159,674	$347,400

Accumulated unrealized gains on available-for-sale marketable securities				$46
Accumulated foreign currency translation adjustments				7,097
Accumulated unrealized loss from hedging derivatives				(1,448)

				$5,695

*)      Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$61,155	$44,555	$25,994
Adjustments required to reconcile net income to net cash provided by operating activities:
Minority interest in earnings of a subsidiary	326	214	81
Depreciation and amortization	14,405	8,263	6,728
Amortization of compensation in respect of options granted to non-employees	10	139	30
Accrued severance pay, net	27	55	35
Capital gain (loss) on sale of property, plant and equipment	9	—	(19)
Currency fluctuation of long-term debt	212	(327)	(622)
Deferred income taxes, net	9,223	4,254	2,117
Increase in trade receivables	(50,992)	(26,853)	(2,560)
Increase in other accounts receivable and prepaid expenses	(1,209)	(4,250)	(1,410)
Increase in inventories	(37,638)	(11,717)	(10,454)
Increase (decrease) in trade payables	(340)	11,090	4,125
Increase in other accounts payable and accrued expenses	10,132	3,142	2,662
Increase (decrease) in income taxes payable	(63)	1,077	687

Net cash provided by operating activities	5,257	29,642	27,394

Cash flows from investing activities:
Purchase of property, plant and equipment	(94,421)	(43,246)	(19,258)
Acquisition of Thames Pharmacal Company, Inc. (a)	—	(6,436)	—
Investments in other intangible assets	(10,375)	(377)	(1,391)
Long-term and other deposits	(64)	(130)	10
Investment in restricted short-term bank deposits	(50)	(52)	(185)
Proceeds from sale of property, plant and equipment	24	371	26

Net cash used in investing activities	(104,886)	(49,870)	(20,798)

     The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2002	2001
Cash flows from financing activities:
Proceeds from exercise of options and issuance of shares of ESPP	2,110	651	989
Proceeds from issuance of shares, net	—	—	126,574
Proceeds from long-term debt	116,346	7,183	15,750
Purchase of treasury stock	(60)	—	(272)
Repayment of long-term debt	(8,616)	(6,006)	(6,102)
Short-term bank credit and short-term loans, net	17,873	(1,636)	51

Net cash provided by financing activities	127,653	192	136,990

Effect of exchange rate changes on cash and cash equivalents	380	21	(99)

Increase (decrease) in cash and cash equivalents	28,404	(20,015)	143,487
Cash and cash equivalents at the beginning of the year	130,717	150,732	7,245

Cash and cash equivalents at the end of the year	$159,121	$130,717	$150,732

Supplemental disclosure of cash flow transaction:
Cash paid during the year for:
Interest	$3,102	$2,696	$3,557

Income taxes	$5,593	$3,270	$1,568

(a) Acquisition of Thames Pharmacal Company, Inc.:
Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital deficiency, net (excluding cash)		$(1,788)
Property, plant and equipment		220
Intangible assets		4,697
Goodwill		3,307

		$6,436

(b) Non-cash investing and financing transactions:
Purchase of property, plant and equipment	$5,415	$5,870	$1,867

Investment in other intangible assets	$14,100	$—	$—

Tax benefit related to exercise of stock options	$6,995	$5,195	$16,045

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)

NOTE 1:- GENERAL

a.	Taro Pharmaceutical Industries Ltd. (“the Company”) is an Israeli corporation, which operates in Israel and through Israeli, North American, and European subsidiaries (“the Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. The Company’s Ordinary Shares are listed for trade on the NASDAQ National Market in the United States.

All of the industrial pharmaceutical activities of the Group in Israel are performed by the Company. The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. Taro Research Institute Ltd. provides research and development services to the Group. Taro International Ltd., Taro Pharmaceuticals Ireland Ltd. and Taro Pharmaceuticals (U.K.) Ltd. are engaged in the pharmaceutical activities of the Group outside North America.

The Group manufactures generic and proprietary drug products in its facilities located in Israel, Canada and the U.S.A., and manufactures bulk active pharmaceutical ingredients in its facilities located in Israel. The majority of the Group’s sales are in North America.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers. In Israel, the Group sells and distributes its products principally to healthcare institutions and private pharmacies.

In the generic pharmaceutical industry, selling prices and related profit margins tend to decrease as products mature due to increased competition from other generic pharmaceutical manufacturers as they gain approval from the U.S. Food & Drug Administration, the Canadian Therapeutic Products Directorate, the Israeli and other Ministries of Health (“Government Agencies”) to manufacture equivalent products. The Group’s future operating results are dependent on, among other things, its ability to introduce new products and maintain its approvals to market existing drugs.

While non-compliance with Government Agencies’ regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred. The Group believes that it is in material compliance with all Government Agencies’ regulations.

One customer accounted for 20%, 22% and 15% of the Group’s revenues for the years ended December 31, 2003, 2002 and 2001, respectively (see also Note 15a).

Some raw materials and certain products are currently obtained from single domestic or foreign suppliers. Although the Group has not experienced material difficulties to date, future supply interruptions could require additional regulatory approvals and may result in the Group’s inability to market affected products pending approvals. Any significant and prolonged interruption of supply could have a material adverse effect on the Group’s results of operations and financial position.

b.	On May 7, 2002, the Company through its subsidiaries purchased substantially all of the assets and assumed all liabilities of Thames Pharmacal, Inc. (“Thames”). Thames was a privately-held New York manufacturer of prescription and over-the-counter pharmaceutical products. The acquisition was made in order to broaden the Company’s portfolio of products. The aggregate purchase price of $6,436 was paid in cash. The Company accounted for this acquisition by the purchase method. The results of Thames operations have been included in the consolidated financial statements since the acquisition date.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Current assets	$3,024
Current liabilities	(4,812)
Property, plant and equipment	220
Intangible assets	4,697
Goodwill	3,307

$6,436

The intangible assets acquired include product rights with a weighted average useful life of 11 years. No in-process research and development was identified.

Pro forma information in accordance with Statement of Financial Accounting Standard No. 141, “Business Combinations,” has not been provided since the sales and net income for 2002 and 2001 were not material in relation to total consolidated sales and net income.

c.	On January 14, 2003, Taro Pharmaceuticals North America, Inc. (“TNA”) entered into a license and option agreement with Medicis Pharmaceutical Corporation (“Medicis”). According to the agreement, TNA purchased from Medicis four branded prescription product lines for sale in the United States and Puerto Rico for an aggregate purchase price of $23,800. The product lines are used primarily in dermatology and pediatrics. The purchase price was allocated to the product lines. Such product lines have a weighted average useful life of 15 years.

d.	On March 21, 2003, the Company’s Irish subsidiary, Taro Pharmaceuticals Ireland Ltd., acquired, for an amount equal to $5,900, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased in connection with liquidation proceedings from the Official Liquidator appointed by the High Court of Ireland. Based on a valuation analysis, $2,350 was allocated to land, $1,950 was allocated to buildings with an average useful life of 30 years and $1,600 was allocated to infrastructure, machinery and equipment with an average useful life of eight years.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to accounting principles generally accepted in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries is generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and certain of its subsidiaries is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation.” All transaction gains and losses resulting from remeasurement of monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

The dollar has been determined to be the functional currency for the Company and all subsidiaries except the Canadian, Irish and the U.K. subsidiaries, for which their respective local currencies are their functional currencies. The financial statements of the Canadian, Irish and the U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the Statements of Income have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity, under “Accumulated other comprehensive income (loss).”

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated in consolidation. Profits from inter-company sales not yet realized outside the Group have been eliminated in consolidation. The Company holds 50% of the shares conferring voting rights and 96.9% of the shares conferring rights to profits of Taro Pharmaceuticals U.S.A. Inc. (“the U.S. subsidiary”); the remaining shares conferring 50% of the voting rights and 3.1% of the rights to profits are held by Taro Development Corporation (a shareholder of the Company). According to an agreement between the shareholder and the Company, the shareholder will appoint directors in the U.S. subsidiary as instructed by the Company.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

e.	Restricted short-term bank deposits:

Restricted cash is primarily invested in certificates of deposit, which mature within one year and which are used as collateral for the Company’s short-term bank loans. Such restricted short-term bank deposits are recorded at cost, including accrued interest.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific debts which, in the opinion of the Company’s management, are doubtful of collection, and with respect to a fixed general allowance which, in the opinion of the Company’s management is sufficient to cover anticipated uncollectible balances.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or obsolescence. Cost is determined as follows:

Raw and packaging materials — average cost basis.

Finished goods and work in progress — average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes — at cost.

h.	Property, plant and equipment:

1.	Property, plant and equipment are stated at cost net of accumulated depreciation.

2.	Interest and payroll expenses incurred during the construction period of property, plant and equipment are capitalized to the cost of such assets.

3.	Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Buildings	2.5 - 4
Installations, machinery and equipment	5 - 10 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and EDP equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated by the straight-line method over the term of the lease (5-10 years).

4.	The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP No. 98-1”). SOP

No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. During the years 2003 and 2002, the Group capitalized $958 and $777 of software costs, respectively. Capitalized software costs are amortized by the straight-line method over their estimated useful life of three years.

i.	Goodwill:

Goodwill represents the excess of the costs over the fair value of net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 40 years. Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination on or after July 1, 2001 and all goodwill after December 31, 2001, is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair values of the reporting units were determined using expected future discounted cash flows. The Company performed the impairment tests during the fourth fiscal quarter. According to those tests, no impairment exists as of December 31, 2003.

Pro forma information in accordance with SFAS No. 142 has not been provided, since the goodwill amortization expenses for 2001 were not material.

Changes in goodwill during the year resulting from translation adjustment related to goodwill recorded in the Canadian subsidiary.

j.	Other intangible assets and deferred charges:

Product rights subject to amortization arising from acquisitions prior to July 1, 2001 continue to be amortized on a straight-line basis over their useful life. Such product rights are amortized over eight and 20 years.

Intangible assets acquired in a business combination on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Related product rights are amortized over a weighted average life of 15 years.

Debt issuance costs in respect of long-term bonds are deferred and amortized under the effective interest method over the term of the bonds.

k.	Impairment of long-lived assets:

The Group’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

l.	Revenue recognition:

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable and collection is probable. The Group maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists”. Provision for returns and other sale allowances are determined on the basis of past experience and are deducted from revenues.

m.	Sales incentives and trade promotional allowances:

The Company has adopted Emerging Issues Task Force (“EITF”) No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products” effective December 31, 2001. All sales incentives and trade promotional allowances generated during prior periods, including selling, marketing, general and administrative expenses were reclassified as deductions from sales and accordingly, sales were reduced by $904 in 2001.

n.	Research and development:

Research and development expenses, net of related grants received, are charged to expenses as incurred.

o.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and included as a deduction from research and development costs.

p.	Advertising expenses:

The Group expenses advertising costs as incurred. Advertising expenses were approximately $22,309, $4,075 and $4,038 for the years ended December 31, 2003, 2002 and 2001, respectively.

q.	Income taxes:

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109

prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

r.	Basic and diluted net earnings per share:

Basic earnings per share are calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net earnings per share are calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share”. Options which have anti-dilutive effect are immaterial.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share, as a result of anti-diluted effect, was 49,000, 164,050 and 11,725 for the years ended December 31, 2003, 2002 and 2001, respectively.

s.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employees stock options plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation — transition and disclosure” which amended certain provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro-forma information regarding the Company’s net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	0%	0%	0%
Expected volatility	52%	52.3%	54.6%
Risk-free interest	1.00%	1.75%	2.75%
Expected life of up to	5 years	5 years	7 years

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2003	2002	2001
Net income — as reported	$61,155	$44,555	$25,994
Less — total stock-based compensation expenses determined under fair value method for all awards, net of related tax effect	1,414	1,026	543

Net income — pro-forma	$59,741	$43,529	$25,451

Earnings per share:
Basic — as reported	$2.12	$1.55	$1.11

Basic — pro forma	$2.07	$1.52	$1.09

Diluted — as reported	$2.06	$1.52	$0.99

Diluted — pro forma	$2.01	$1.48	$0.97

The Company applies SFAS No. 123 and Emerging Issue Task Force No. 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options when performance is completed.

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposits, marketable securities and trade receivables. Cash and cash equivalents and restricted short-term bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalent and restricted short-term bank deposits are financially sound, and accordingly, minimal credit risk exists with respect to these financial instruments.

The Group’s trade receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by obtaining credit insurance, and by the diversity of the Group’s customer base and geographic sales areas. The Group performs ongoing credit evaluations of its customers’ financial condition and requires collateral when deemed necessary.

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted short-term bank deposits, trade receivables and trade payables, approximate their fair value due to the short-term maturities of these instruments.

The carrying and fair values for marketable securities are based on quoted market prices.

The carrying amounts of the Group’s borrowing arrangements under its short-term and long-term debt agreements approximate their fair value based on the Group’s incremental borrowing rates for similar types of borrowing arrangements.

v.	Accounting for derivatives:

Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of theirs derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change.

The cumulative effect of the adoption of SFAS No. 133 was a decrease in income before taxes of $194 for the year ended December 31, 2001. This amount is included in financial expenses, net, and not as an accumulated effect of an accounting change, due to immateriality. The adoption did not have a material effect on other comprehensive income.

w.	Impact of recently issued accounting standards:

In May 2003, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or on compliance with other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The provisions of this consensus are not expected to have a significant effect on the Company’s financial position or operating results.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its results of operations or financial position.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

NOTE 3:- ACCOUNTS RECEIVABLE

a.	Trade:

	December 31,
	2003	2002
Open accounts	$119,716	$67,753
Notes and checks receivable	1,116	1,311

	120,832	69,064
Less — allowance for doubtful accounts	310	26

	$120,522	$69,038

As for pledges, see Note 11.

b.	Other and prepaid expenses:

Employees	$262	$175
Office of the Chief Scientist	670	345
Government authorities	4,344	5,233
Derivative instruments (Note 18)	1,313	653
Deferred income taxes (Note 14)	5,487	2,707
Prepaid expenses	3,917	2,025
Other	1,053	1,315

	$17,046	$12,453

NOTE 4:- INVENTORIES

	December 31,
	2003	2002
Raw and packaging materials	$32,665	$17,240
Finished goods	42,650	19,865
Work in progress	7,587	3,810
Purchased products for commercial activities	1,584	1,524

	$84,486	$42,439

As for pledges, see Note 11.

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	December 31,
	2003	2002
Cost:
Land	$12,491	$3,028
Leasehold land (1)	12,539	9,217
Buildings (1)	73,712	36,457
Leasehold improvements	3,401	2,657
Installation, machinery and equipment	100,948	56,465
EDP equipment	23,248	15,490
Motor vehicles	342	290
Furniture, fixtures and office equipment	6,212	3,965
Advance for property and equipment	2,023	4,693

	234,916	132,262

Accumulated depreciation:
Buildings (1)	5,375	3,652
Leasehold improvements	1,566	1,151
Installation, machinery and equipment	29,663	22,013
EDP equipment	13,392	9,816
Motor vehicles	163	164
Furniture, fixtures and office equipment	2,451	2,108

	52,610	38,904

Depreciated cost	$182,306	$93,358

Depreciation expenses were $12,181, $7,875 and $6,402, for the years ended December 31, 2003, 2002 and 2001, respectively.

(1) Certain buildings (the depreciated balance of which as of December 31, 2003 was $35,877) were constructed on land leased from the Israel Land Administration pursuant to four leases. These leases expire between 2009 and 2049. The Company has the option to renew each lease for an additional term of 49 years.

b.	Cost of property, plant and equipment includes capitalized interest expenses, payroll and related expenses and other expenses incurred until the assets are ready for their intended use, in the amount of $8,211 and $3,222 as of December 31, 2003 and 2002, respectively.

c.	Cost of EDP equipment includes, costs of computer software developed for internal use in the amount of $2,460 and $1,502 as of December 31, 2003 and 2002, respectively.

d.	As of December 31, 2003, the Company has outstanding contractual commitments to expand its buildings and to purchase equipment in the amount of $17,153.

NOTE 6:- OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES

a.	Composition:

	December 31,
	2003	2002
Original amount:
Product rights	$32,049	$7,872
Deferred charges in respect of bonds	1,327	794

	33,376	8,666

Accumulated amortization:
Product rights	2,667	616
Deferred charges in respect of bonds	522	374

	3,189	990

Amortized cost	$30,187	$7,676

b.	Amortization expenses were $2,199, $388 and $326, for the years ended December 31, 2003, 2002 and 2001, respectively.

c.	As of December 31, 2003, the estimated amortization expenses of intangible assets for 2004 to 2008 is as follows: 2004 — $2,512; 2005 — $2,461; 2006 — $2,446; 2007 — $2,432 and 2008 — $2,725.

NOTE 7:- LONG-TERM INVESTMENTS

	December 31,
	2003	2002
Severance pay fund (1)	$1,489	$1,057
Derivative instrument (2)	1,044	—
Long-term deposit	355	291

	$2,888	$1,348

(1)	Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund to secure pension and severance rights for the majority of the employees in Israel who have joined the pension fund. The deposits, together with a one-time payment made to that fund, relieve the Company and its Israeli subsidiaries of their severance pay liability to those employees whose employment started after June 1, 1979. As of December 31, 2003, the Company has no related severance pay liability for such employees. The severance pay liability for several senior employees is covered by insurance policies.

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

The Company’s non-Israeli subsidiaries maintain a retirement savings plan covering substantially all of their employees. The subsidiaries’ matching contribution to the plan was approximately $882, $477 and $378 for the years 2003, 2002 and 2001, respectively.

	Year ended December 31,
	2003	2002	2001
Pension, retirement savings and severance expenses	$3,060	$2,138	$1,930

(2)	As for derivative instruments, see Note 18.

NOTE 8:- SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

     Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		Amount
	December 31,		December 31,
	2003	2002	2003	2002
	%
Short-term bank credits and loans:
In, or linked to, U.S. dollars	2.94	2.72	$14,605	$2,310
In other currency	5.15	—	4,519	—

			$19,124	$2,310

Total authorized credit lines approximate			$28,500	$28,500

Unutilized credit lines approximate			$9,006	$26,190

Weighted average interest rates at the end of the year	3.45	2.72

NOTE 9:- ACCOUNTS PAYABLE — OTHER AND ACCRUED EXPENSES

	December 31,
	2003	2002
Employees and payroll accruals (including accrual for vacation pay)	$14,599	$11,876
Interest payable	1,117	494
Suppliers of property, plant and equipment	4,683	5,130
Accrued expenses and other	10,684	2,699

	$31,083	$20,199

NOTE 10:- LONG-TERM DEBT

a.	Composed as follows:

Bonds	$130,432	$20,724
Banks	29,672	29,620
Other	21,253	4,745

	181,357	55,089
Less – current maturities	24,420	7,962

	$156,937	$47,127

The Company has undertaken to maintain certain financial ratios in respect of its long-term debt. As of December 31, 2003, the Company was in compliance with these ratios. Under certain restrictive debt covenants, any dividend distribution requires the prior approval of certain banks.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Interest rate		Amount
	December 31,		December 31,
	2003	2002	2003	2002
	%
In, or linked to, U.S. dollar	4.58	3.08	$107,604	$31,882
In Canadian dollars	5.29	5.41	9,891	4,905
In Israeli currency – linked to CPI	6.41	8.25	63,862	18,302

			$181,357	$55,089

As for hedging foreign currency and interest rate risk of the portion linked to the Israeli CPI, see Note 18.

c.	The liabilities mature as follows:

December
31, 2003
2004 (current maturity)	$24,420
2005	10,478
2006	21,778
2007	20,291
2008	25,950
Thereafter	78,440

$181,357

NOTE 11:- LIABILITIES COLLATERALIZED BY PLEDGES

a.	Balance of liabilities collateralized by pledges is as follows:

December
31, 2003
Short-term bank credit and short-term loans *)	$19,124

Long-term debt (including current maturities)	$164,091

*)	Including a short-term loan of $2,300 received by the U.S. subsidiary, collateralized by a short-term bank deposit of the North American subsidiary in an equal amount.

b.	The abovementioned liabilities are collateralized by:

1.	A mortgage which includes a first priority charge on all property, plant and equipment of the Canadian subsidiary, specifically including land, buildings, production machinery, furniture and fixtures, and a floating charge covering all assets of the Canadian subsidiary.

2.	Pledges on assets of the Company and its Israeli subsidiaries, including a first priority mortgage on Company’s rights to land and buildings and a first priority floating charge on all property, plant and equipment.

NOTE 12:- COMMITMENTS AND CONTINGENCIES

a.	Companies of the Group have leased offices, warehouse space, production facilities and equipment, under operating leases for periods through 2010. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

2004	$4,696
2005	4,066
2006	3,579
2007	1,874
Thereafter	2,295

$16,510

Total rent expenses were $3,366, $1,967 and $1,985 for the years ended December 31, 2003, 2002 and 2001, respectively.

b.	Royalty commitments:

One of the subsidiaries is committed to pay royalties at the rate of 3%-5% to the Government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the Government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, is in an amount not exceeding the total of the grants received by the subsidiary and is linked to the dollar. Commencing 1999, grants are subject to interest at a rate of Dollar Libor. As of December 31, 2003, the aggregate contingent liability to the OCS amounted to $8,243.

c.	A claim in a prior year for compensation in the amount of approximately $550 was filed by a customer against the Company. Based on a legal opinion and insurance coverage, management believes that the final outcome of the lawsuit will not have a material adverse effect on the accompanying financial statements and, accordingly, no provision was made for this claim.

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	Pertinent rights and privileges of Ordinary Shares:

1.	100% of the rights to profits are allocated to the Ordinary Shares.

2.	Two-thirds of the voting power of the Company’s shares are allocated to the Ordinary Shares.

3.	100% of the dissolution rights are allocated to the Ordinary shares.

b.	Founders’ shares:

One-third of the voting power of all of the Company’s shares is allocated to the Founders’ shares.

c.	Public offering:

On October 5, 2001, the Company completed a public offering of 3,950,000 Ordinary shares, at $34.30 per share. The public offering included an additional 1,800,000 Ordinary Shares sold by certain shareholders of the Company.

d.	Stock option plans:

1.	The Company’s 1991 Stock Incentive Plan (“1991 plan”) and 1999 Stock Incentive Plan (“1999 plan”) provide for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group. The options are granted for at least 100% of the fair market value on the date of grant. As of December 31, 2003, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four to five-year vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one Ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2003, an aggregate of 983,100 options in respect of the 1999 plan are still available for future grants. Any options, that are canceled or forfeited before expiration become available for future grants.

2.	A summary of the Company’s stock option activity (except options to associates) and related information for the three years ended December 31, 2003 is as follows:

			Weighted
			average
	Number of	Exercise	exercise
	options	price	price
		$	$
Outstanding at January 1, 2001	4,265,698		3.40
Exercised	(3,427,851)	1.44 - 8.97	3.39
Canceled and forfeited	(44,150)	2.38 - 22.61	2.82
Granted	282,900	12.91 - 42.46	21.32

Outstanding at December 31, 2001	1,076,597		9.67
Exercised	(91,834)	2.17 - 11.91	3.77
Canceled and forfeited	(21,674)	2.44 - 38.58	19.87
Granted	266,500	24.10 - 38.98	32.02

Outstanding at December 31, 2002	1,229,589		14.72
Exercised	(192,167)	2.38- 39.03	7.28
Canceled and forfeited	(46,300)	2.49 - 46.28	22.29
Granted	295,750	30.30 - 71.15	45.59

Outstanding at December 31, 2003	1,286,872		23.10

The number of options exercisable in 2003, 2002 and 2001 are 466,561, 436,160 and 392,099, respectively. The weighted average exercise price for the options exercisable in 2003, 2002 and 2001 are $7.94, $ 4.82, and $4.41, respectively.

The stock options outstanding and exercisable as of December 31, 2003 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
		Weighted
	Outstanding	average	Weighted	Exercisable	Weighted
Range of	as of	remaining	average	as of	average
exercise	December 31,	contractual	exercise	December 31,	exercise
price	2003	life	price	2003	price
$		years	$		$
2.08 - 6.82	346,322	5.08	3.51	318,990	3.40
6.83 - 13.18	282,750	6.95	12.31	96,198	12.14
13.19 - 20.75	41,000	7.04	15.15	13,950	15.28
20.76 - 33.98	306,700	8.30	31.55	15,528	27.70
33.99 - 42.46	146,600	8.31	37.05	21,895	37.02
42.47 - 71.20	163,500	9.65	56.90	—	—

	1,286,872	7.27	23.10	466,561	7.94

3.	The weighted average fair values for options granted were:

	Year ended December 31,
	2003	2002	2001
Weighted average fair value on the date of grant	$22.33	$14.85	$11.21

Options to employees were issued at fair market value. No compensation expenses were recognized in 2003, 2002 or 2001.

4.	a) A summary of the Company’s stock option activity in respect of associates and related information for the three years ended December 31, 2003 is as follows:

			Weighted
			Average
	Number of	Exercise	exercise
	options	price	price
		$	$
Outstanding at January 1, 2001	42,500		4.17
Exercised	(16,500)	1.88 - 6.19	3.62
Granted	6,500	12.91 - 36.38	24.58

Outstanding at December 31, 2001	32,500		9.58
Exercised	(12,500)	2.63 - 6.19	3.82

Outstanding at December 31, 2002	20,000	2.75 - 36.38	10.82
Exercised	(4,500)	2.63 - 6.19	5.16
Canceled	(2,000)	32.61 - 32.61	32.61

Outstanding at December 31, 2003	13,500	2.75 - 36.38	$10.82

The number of options exercisable in 2003, 2002 and 2001 were 11,375, 14,750 and 21,025, respectively.

The stock options outstanding and exercisable as of December 31, 2003 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
Weighted
	Outstanding	average	Weighted	Exercisable	Weighted
Range of	As of	remaining	average	as of	average
Exercise	December 31,	contractual	exercise	December 31,	exercise
price	2003	life	price	2003	price
$		years	$		$
2.08 - 6.19	13,500	5.85	4.62	11,375	4.42

b)	The Company accounts for its options granted to associates under the fair value method as prescribed in SFAS No. 123 and EITF 96-18. These options vest primarily over 4-5 years.

The fair value of these options was estimated using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2003, 2002 and 2001: risk-free interest rates of 3.00%, 3.50% and 2.75%, respectively; dividend yield of 0% for each year; expected volatility of 52.0%, 52.3% and 58.7%, respectively; and contractual life of five years for options granted in 2003 and 2002 and seven years for options granted in 2001.

Compensation expenses of approximately $10, $139 and $30 amortized over the vesting period were recognized in the years ended December 31, 2003, 2002 and 2001, respectively.

5.	In 2003, 2002 and 2001, 196,667, 104,334 and 3,444,351 options were exercised to purchase 196,667, 104,334 and 3,444,351 Ordinary shares, respectively. The amount of consideration received therefrom in 2003, 2002 and 2001, was $1,422, $651 and $989, respectively.

e.	Dividends:

The Company may declare and pay dividends in dollars out of its retained earnings (as for restrictions on dividend distribution see Notes 10 and 14c).

f.	Net earnings per share:

	Year ended December 31, 2003			Year ended December 31, 2002			Year ended December 31, 2001
	Net		Per	Net		Per	Net		Per
	income	Shares	Share	income	Shares	share	income	Shares	share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount
Basic EPS:
Net income available to holders of Ordinary shares	$61,155	28,872,839	$2.12	$44,555	28,664,887	$1.55	$25,994	23,370,224	$1.11
Effect of dilutive securities:
Stock options	—	801,309	(0.06)	—	743,307	(0.03)	—	2,931,705	(0.12)

Diluted EPS:
Income available to holders of Ordinary Shares plus assumed exercises	$61,155	29,674,148	$2.06	$44,555	29,408,194	$1.52	$25,994	26,301,929	$0.99

g.	Stock repurchase:

The Group acquired Ordinary Shares of the Company in the amount of $60, and $272 in 2003 and 2001, respectively, which in the aggregate represent less than 2% of the total outstanding Ordinary Shares.

h.	2000 Employee Stock Purchase Plan:

In May 2000, the Company’s Board of Directors approved and implemented the 2000 Employee Stock Purchase Plan (“the Plan”). The Plan was approved at an Extraordinary

General Meeting of Shareholders held on May 2, 2001. The purpose of the Plan is to provide employees of the Company and those of its subsidiaries designated by the Board with an opportunity to purchase Ordinary shares. The maximum number of shares issuable under the Plan is 500,000 Ordinary shares, subject to adjustment.

Under the terms of the Plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. The funds in this account are applied at the end of such offering periods to purchase Ordinary Shares at a 15% discount from the closing price of the Ordinary Shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2003, participating employees purchased an aggregate of 87,682 Ordinary Shares at a weighted average exercise price of $29.70.

The amount of consideration received therefrom in 2003 was $688.

NOTE 14:- INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes were measured in terms of earnings in New Israeli Shekels (“NIS”) after certain adjustments for increases in Israel’s CPI. As explained in Note 2b, the financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities. The Company and its Israeli subsidiaries are taxed under this law.

As of January 1, 2003 for tax purposes the Company’s earnings are measured in terms of dollars.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and, as such, is entitled to certain income tax benefits, mainly accelerated depreciation in respect of machinery and equipment (as prescribed by regulations published under the Inflationary Adjustments Law) and the right to claim public issuance expenses, amortization of patents and other intangible property rights as deductions for tax purposes.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the Law. The main benefits arising from such status are tax exempt income for a period of 2-4 years and reduction in tax rates on income derived from Approved Enterprises. The Company is also a “foreign investors’ company”, as defined by the Law and, as such, is entitled to a 10 or 15 year period of benefits, based on the level of investment, and to a reduction in tax rates to 10% — 25% (based on the percentage of foreign ownership in each tax year) and to accelerated depreciation in respect of machinery and equipment.

The period of tax benefits, described above, is the earlier of 12 years from commencement of production or 14 years from the date of receiving the Approved Enterprise status.

The Company has three “Approved Enterprise” plans. Under the first approval, the undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and it will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional two years. Under the second approval, the undistributed income derived from another Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and it will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years. Under the third approval (benefit period starting 2003), the undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan and it will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional thirteen years thereafter.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned requirements.

The tax-exempt income attributable to the Approved Enterprises can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. As of December 31, 2003, retained earnings included approximately $86,216 of tax-exempt profits earned by the Company’s Approved Enterprises. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprises.

If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it will be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently 10%), and an income tax liability would be incurred of approximately $8,622 as of December 31, 2003.

Income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 36%.

d.	On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Amendment”) was approved by the Israeli Parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, certain modifications in the qualified taxation tracks of employee stock options and the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

e.	Income before income taxes comprises the following:

	Year ended December 31,
	2003	2002	2001
Domestic (Israel)	$40,666	$28,095	$16,491
Foreign (North America, the Cayman Islands and the U.K.)	32,290	25,080	13,962

	$72,956	$53,175	$30,453

f.	The provision for income taxes comprises the following:

	Year ended December 31,
	2003	2002	2001
Current taxes	$2,206	$4,148	$2,261
Deferred income taxes	9,269	4,258	2,117

	$11,475	$8,406	$4,378

Domestic	$2,556	$373	$(91)
Foreign	8,919	8,033	4,469

	$11,475	$8,406	$4,378

g.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

	Year ended December 31,
	2003	2002	2001
Income before income taxes	$72,956	$53,175	$30,453

Statutory tax rate	36%	36%	36%

Theoretical tax expenses	$26,264	$19,143	$10,963
Deferred tax on losses for which valuation allowance was provided	465	193	405

	Year ended December 31,
	2003	2002	2001
“Approved Enterprise” benefit (1)	(11,704)	(8,864)	(5,590)
Effect of different tax rates in other countries	(1,024)	(993)	(561)
Non-deductible expenses	150	150	53
Canadian tax benefits in respect of research and development expenses	(2,556)	(1,078)	(815)
Other	(120)	(145)	(77)

Income taxes in the statements of income	$11,475	$8,406	$4,378

(1) Earnings per share amounts of the tax benefit resulting from the income exemption:
Basic	$0.41	$0.31	$0.24

Diluted	$0.39	$0.30	$0.21

h.	Current taxes are calculated at the following rates:

	2003	2002	2001
On Israeli operations (not including “Approved Enterprise”)	36%	36%	36%
On U.S. operations *)	40.6%	40.6%	40.6%
On Canadian operations *)	33.8%	33.8%	33.8%
On U.K. operations *)	35%	35%	35%

*	) The U.S., U.K. and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits, thereby reducing its effective tax rate.

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	December 31,
	2003	2002
Deferred tax assets:
Net operating losses carryforward	$14,714	$25,656
Other, net	6,147	2,173

Total deferred tax assets	20,861	27,829

	December 31,
	2003	2002
Valuation allowance for deferred tax assets *)	(5,124)	(11,924)

Net deferred tax assets	15,737	15,905

Deferred tax liabilities:
Tax over book depreciation	(3,196)	(1,539)
Other, net	(1,684)	(1,241)

Total deferred tax liabilities	(4,880)	(2,780)

Net deferred tax assets	$10,857	$13,125

Domestic	$1,794	$396
Foreign	9,063	12,729

	$10,857	$13,125

*)	This allowance consisting of (i) $3,651 related to the carryforward tax losses of the U.S. subsidiary, (ii) $1,385 to the U.K., and (iii) $87 to the Hungarian subsidiary’s operations.

The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2003	2002
Among current assets (“other accounts receivable and prepaid expenses”)	$5,487	$2,707
Long-term deferred income taxes	10,250	13,198
Among long-term liabilities	(4,880)	(2,780)

	$10,857	$13,125

j.	Carryforward tax losses:

1.	The Company:

As of December 31, 2003, the Company had no carryforward tax losses.

2.	Israeli subsidiaries:

As of December 31, 2003, the Israeli subsidiaries have carryforward tax losses in the amount of $1,329, linked to the Israeli’s CPI and which may be carried forward and offset against taxable income for an indefinite period in the future.

3.	Canadian subsidiary:

As of December 31, 2003, this subsidiary has no carryforward tax losses.

4.	U.K. subsidiary:

As of December 31, 2003, this subsidiary has carryforward tax losses in the amount of $3,893, which may be carried forward and offset against taxable income for an indefinite period in the future.

5.	U.S. subsidiary:

As of December 31, 2003, this subsidiary has carryforward tax losses in the amount of $37,478 from the options exercised by certain shareholders whick can be carried forward and offset against taxable income for 20 years, expiring in 2021.

k.	During 2002, 84.4% of the shares conferring rights to profits of the U.S. subsidiary were transferred, in the form of dividend, to the Company from Taro Pharmaceuticals North America Inc. pursuant to section 104 (c) of the Israeli Income Tax Ordinance. According to a tax ruling received from the Israeli Income Tax Commission, in the event that the U.S. subsidiary pays a dividend to its shareholders, a portion of $5,200 of total retained earnings, at the distribution date, will not be entitled to tax benefits under the tax treaty between Israel and the United States.

The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expenses for the Company.

NOTE 15:- SELECTED STATEMENTS OF INCOME DATA

		Year ended December 31,
		2003	2002	2001
a.	Sales by destination (1) (2) (3):
	Israel	$13,468	$11,809	$13,690
	Canada	15,603	12,819	8,968
	U.S.A.	283,197	183,857	123,762
	U.K.	1,878	1,449	870
	Other	1,312	1,647	1,940

		$315,458	$211,581	$149,230

	(1) Including commercial activities	$3,983	$1,529	$1,353

	(2) Including sales to customer A	$62,693	$46,548	$19,399

	Including sales to customer B	$52,997	$25,389	$22,382

	(3) Sales to customer A as a percentage of total sales	20%	22%	13%

	Sales to customer B as a percentage of total sales	17%	12%	15%

b.	Research and development expenses, net:
	Total expenses	$42,479	$27,500	$20,740
	Less – grants and participations	1,878	1,127	1,107

		$40,601	$26,373	$19,633

c.	Selling, marketing, general and administrative expenses:
	Selling and marketing	$30,149	$15,947	$15,249
	Advertising	22,309	4,075	4,038
	General and administrative *)	45,260	32,459	22,799

		$97,718	$52,481	$42,086

	*) Including allowance for doubtful accounts	$284	$—	$101

d.	Financial expenses, net *):
	Interest and linkage differences on long-term liabilities	$2,720	$2,944	$2,078
	Income in respect of deposits	(1,469)	(2,351)	(794)
	Expenses in respect of short-term credit	1,245	506	1,070
	Foreign currency translation losses (gains)	(774)	(937)	240

		$1,722	$162	$2,594

	*) Net of interest capitalized in cost of property, plant and equipment	$1,180	$479	$—

NOTE 16:- SEGMENT INFORMATION

The Group operates in one industry segment. The Company has three main reportable geographic areas. The data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure About Segments of an Enterprise and Related Information”. Information by geographic area is as follows:

	Israel *)	Canada **)	U.S.A.	Elimination	Consolidated
Year ended December 31, 2003:
Sales to unaffiliated customers	$16,658	$15,603	$283,197	$—	$315,458
Inter-area sales to affiliates	109,838	79,262	—	(189,100)	—

Total sales	$126,496	$94,865	$283,197	$(189,100)	$315,458

Operating income	$51,053	$13,843	$18,390	$(8,601)	$74,685
Financial income (expenses), net	$(1,594)	$1,234	$(1,362)	$—	(1,722)
Other income (loss), net					(7)

Income before income taxes					72,956
Income taxes	$3,948	$1,565	$7,291	$(1,329)	11,475
Minority interest in earnings of a subsidiary					326

Net income					$61,155

Depreciation and amortization	$6,804	$4,555	$3,018	$—	$14,377

Long-lived assets	$123,631	$45,865	$20,009	$—	$189,505

Capital expenditures	$61,119	$20,391	$12,911	$—	$94,421

*)	Includes operations in Europe and other markets.

**)	Includes operations in both Canada and Cayman Islands.

	Israel *)	Canada **)	U.S.A.	Elimination	Consolidated
Year ended December 31, 2002:
Sales to unaffiliated customers	$14,905	$12,819	$183,857	$—	$211,581
Inter-area sales to affiliates	74,044	56,148	—	(130,192)	—

Total sales	$88,949	$68,967	$183,857	$(130,192)	$211,581

Operating income	$35,099	$13,908	$12,742	$(8,490)	$53,259
Financial income (expenses), net	$870	$31	$(1,063)	$—	(162)
Other income (loss), net					78

Income before income taxes					53,175
Income taxes	$595	$3,245	$4,788	$(222)	8,406
Minority interest in earnings of a subsidiary					214

Net income					$44,555

Depreciation and amortization	$4,647	$1,493	$2,123	$—	$8,263

Long-lived assets	$67,504	$22,964	$10,040	$—	$100,508

Capital expenditures	$25,061	$10,859	$7,326	$—	$43,246

	Israel *)	Canada **)	U.S.A.	Elimination	Consolidated
Year ended December 31, 2001:
Sales to unaffiliated customers	$16,500	$8,968	$123,762	$—	$149,230
Inter-area sales to affiliates	45,730	42,082	—	(87,812)	—

Total sales	$62,230	$51,050	$123,762	$(87,812)	$149,230

Operating income	$21,361	$10,938	$4,254	$(3,778)	$32,775
Financial income (expenses), net	$(2,304)	$51	$(341)	$—	(2,594)
Other income (loss), net					272

Income before income taxes					30,453
Income taxes	$94	$2,792	$1,777	$(285)	4,378
Minority interest in earnings of a subsidiary					81

Net income					$25,994

Depreciation and amortization	$4,048	$1,200	$1,480	$—	$6,728

Long-lived assets	$43,991	$9,995	$3,877	$—	$57,863

*)	Includes operations in Europe and other markets.

**)	Includes operations in both Canada and Cayman Islands.

The Group’s primary product lines in Israel are prescription and over-the-counter pharmaceutical products in multiple strengths, including capsules, creams and ointments, liquids, sterile products and tablets. Its primary product lines in Canada and the United States are prescription dermatological cream, ointment, lotion and gel products; oral dosage form prescription products; and over-the-counter products.

NOTE 17:- TRANSACTIONS WITH RELATED PARTIES

     Transactions with related parties:

	Year ended December 31,
	2003	2002	2001
Compensation to related parties *):
Wages and salaries	$2,131	$1,669	$1,184
Management fees	1,382	1,060	808
Directors’ fees	103	74	88

	$3,616	$2,803	$2,080

*) Compensation was paid to related parties, as follows:
Related parties employed by the Group	$2,150	$1,689	$1,201

Related parties not employed as above – directors (including companies held by these directors)	$1,466	$1,114	$879

Number of individuals to whom the compensation relates (includes all directors)	11	11	10

NOTE 18:- DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s primary objective for holding derivative financial instruments is to manage foreign currency and interest rate risks. The Company’s derivative instruments are recorded at fair value and are included as parts of assets and liabilities as of December 31, 2003 as follows:

	As recorded	Fair value
Other and prepaid expenses	$1,313	$1,313
Long-term investment	$1,044	$1,044
Other accounts payable and accrued liabilities	$63	$63
Long-term debt	$2,060	$2,060

Foreign currency and interest rate risk:

The Company transacts business in various foreign currencies, primarily NIS. In 2000, the Company entered into a cross currency swap to hedge the NIS denominated fixed rate bonds. This swap has been designed as a fair value hedge of the changes in fair value of the bonds, due to both interest rate risk and foreign exchange risk. In 2003, the Company entered into an additional cross currency swap to hedge the NIS denominated fixed rate bonds. This swap has been designed as a cash flow hedge of a fixed rate due to the foreign exchange risk.

There is no material ineffectiveness related to these hedges. Management believes that the financial institution associated with the aforementioned investments is financially sound and, accordingly, minimal credit risk exists with respect to these derivative instruments.
As of December 31, 2003, the notional amount of the swap is $62,700.

NOTE 19:- SUBSEQUENT EVENTS (UNAUDITED)

On January 8, 2004, the Company’s U.S. subsidiary expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. The U.S. subs acquired the facility for approximately $18,000. In conjunction with the purchase, the U.S. subsidiary expects to receive certain financial incentives from the New Jersey Economic Development Authority.

END OF CONSOLIDATED FINANCIAL STATEMENTS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)
1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)
2.1	Form of ordinary share certificate (1)
4.1	Taro Vit Industries Limited 1984 Stock Option Plan (3)
4.2	Taro Vit Industries Limited 1991 Stock Incentive Plan (3)
4.3	Taro Pharmaceutical Industries Ltd. 2000 Employee Stock Purchase Plan (4)
4.4	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (5)
10.1	Consent of Kost, Forer, Gabbay & Kasierer
10.2	Debenture and Loan Agreement dated December 19, 2000 (6)
10.3	Loan agreements Dated May 20, 2003 and November 27, 2003

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Registration Statement on Form F-3 (No. 33-11806) and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.