Form 20-F
period 2004-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2005-06-30
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to ___

Commission file number 0-22286

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class None	Name of each exchange on which registered None

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

29,170,405 Ordinary Shares, NIS 0.0001 nominal (par) value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes            No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☑ Item 18

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

     Except for the historical information contained in this annual report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D — Key Information: Risk Factors” and elsewhere in this annual report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may", “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars,” or “$,” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The published representative exchange rate between the NIS and the dollar for May 31, 2005 was NIS 4.42 per $1.00. The published representative exchange rate between the Canadian dollar and the dollar for May 31, 2005 was $1.25 Canadian dollar per $1.00.

     As used in this annual report, the terms “we,” “us,” “our” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     We have derived the following selected consolidated financial data as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 from our consolidated financial statements set forth elsewhere in this annual report that have been prepared in accordance with U.S. GAAP. We have derived the consolidated selected financial data as of December 31, 2002, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000 from our audited consolidated financial statements not included in this annual report. In July 2001, we completed a split of our ordinary shares, NIS 0.0001 nominal (par) value per share, by distributing as a dividend, one ordinary share for every ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. All ordinary share and per share numbers contained in this annual report have been adjusted to give effect to this stock split.

     You should read the selected consolidated financial data together with “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(In thousands of U.S. dollars except per ordinary share data)
Statement of Income Data:
Sales	$284,130	$315,458	$211,581	$149,230	$103,797
Cost of sales	119,404	102,454	79,468	54,736	41,206

Gross profit	164,726	213,004	132,113	94,494	62,591
Operating expenses:
Research and development, net	41,943	40,601	26,373	19,633	14,593
Selling, General and Administrative	123,299	97,718	52,481	42,086	31,902

Total operating expenses	165,242	138,319	78,854	61,719	46,495

Operating income	(516)	74,685	53,259	32,775	16,096
Financial expenses, net	6,417	1,722	162	2,594	3,855
Other income (loss), net	—	(7)	78	272	344

Income before taxes on income	(6,933)	72,956	53,175	30,453	12,585
Taxes on income	(16,991)	11,475	8,406	4,378	2,538

	10,058	61,481	44,769	26,075	10,047
Minority interest in (earnings) loss of a subsidiary	1,017	(326)	(214)	(81)	(20)

Net income	$11,075	$61,155	$44,555	$25,994	$10,027

Earnings per ordinary share:
Basic	$0.38	$2.12	$1.55	$1.11	$0.47
Diluted	$0.37	$2.06	$1.52	$0.99	$0.42
Number of ordinary shares used in computing earnings per ordinary share (in thousands):
Basic	29,058	28,873	28,665	23,370	21,420
Diluted	29,657	29,674	29,408	26,302	23,864

	As of December 31,
	2004	2003	2002	2001	2000
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Working capital	$201,585	$279,955	$198,871	$196,711	$43,588
Property, plant and equipment, net	241,966	182,306	93,358	54,024	41,827
Total assets	696,847	616,523	379,845	307,762	120,446
Short-term debt, including current maturities	81,905	43,544	10,272	8,231	8,491
Long-term debt	187,346	156,937	47,127	49,285	38,250
Minority interest	694	1,711	1,159	776	168
Shareholders’ equity	368,120	347,400	269,137	218,364	50,214

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

     Our business, operating results and financial condition may be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we may experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

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

     Most of the products that we sell are either generic drugs or drugs in respect of which patents have expired. Most of these products do not benefit from patent protection and are therefore more subject to the risk of competition than patented products. In addition, because many of our competitors have substantially greater financial, production, and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have, we are particularly subject to the risks inherent in competing with them. For example, many of our competitors may be able to develop products and processes competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

Brand-name companies frequently take actions to prevent or discourage the use of generic drug products such as ours.

     Brand-name companies have increasingly taken actions, including the use of state and federal legislative and regulatory mechanisms, to prevent, delay or discourage the use of generic equivalents to their products, including generic products that we manufacture or market. If these efforts to delay or prevent generic competition are successful, our ability to sell our generic versions of those brand-name products may be limited or prevented. This could have a material adverse effect on our future results of operations. These efforts have included, among others:

•	filing new patents or extensions of existing patents on brand-name products whose original patent protection is about to expire, which could extend patent protection for the product and delay launch of generic equivalents;

•	developing patented controlled-release products or other product improvements;

•	developing and marketing branded products as over-the-counter products;

•	pursuing pediatric exclusivity for brand-name products;

•	submitting citizen petitions to request that the Commissioner of the United States Food and Drug Administration, or the FDA, take administrative action with respect to an abbreviated new drug application, or ANDA approval;

•	attaching special patent extension amendments to unrelated federal legislation;

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some brand-name drugs with generic drugs; and

•	introducing “authorized generics” to the marketplace.

     Generally, no additional regulatory approvals are required for brand-name manufacturers to sell directly or through a third party to the generic market. Brand-name products that are licensed to third parties and are marketed under their generic names at discounted prices are known as “authorized generics.” This facilitates the sale by brand-name manufacturers of generic equivalents of their own brand-name products. Because many brand-name companies are substantially larger than we are and have substantially greater resources than we have, we are particularly subject to the risks of their undertaking to prevent or discourage the use of those of our products that compete with theirs. Moreover, the introduction of “authorized generics” may make competition in the generic market more intense. It may also reduce the likelihood that a generic company like ours that obtains the first ANDA approval for a particular product, will be the first-to-market and/or the only generic alternative offered to the market and thus may diminish the economic benefit associated with this position.

New developments by others could make our products or technologies non-competitive or obsolete.

     The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological change. We expect competition to intensify as technological advances are made. Our competitors may succeed in developing products and technologies that are more effective or less costly than any that we are developing, or that would render our products obsolete and noncompetitive. For example, AstraZeneca Pharmaceuticals has filed a New Drug Application for a novel oral direct thrombin inhibitor, Exanta® (ximelagatran). If approved by regulatory authorities, the launch of Exanta® may have an adverse effect on our sales of Coumadin® in Israel and warfarin sodium tablets in the United States and Canada. A reduction in the sales and profitability of warfarin sodium tablets may have an adverse effect on the results of our operations and financial condition.

     We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies emerge. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Many of our competitors have significantly greater research and development, financial, sales and marketing, manufacturing, and other resources than we have. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, initiate or withstand substantial price competition, or more readily take advantage of acquisitions or other opportunities.

Our ability to market products successfully depends, in part, upon the acceptance of the products not only by consumers, but also by independent third parties.

     Our ability to market generic or proprietary pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties (including physicians, pharmacies, government formularies, managed care providers, insurance companies, and retailers) as well as patients. In addition, unanticipated side effects or unfavorable publicity concerning any of our products, or any brand-name product of which our generic product is the equivalent, could have an adverse effect on our ability to achieve acceptance by prescribing physicians, managed care providers, pharmacies and other retailers, customers and patients.

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

     Revenues and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As the patents for a brand-name product and the related exclusivity periods expire, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product is often able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for competing products, or brand-name manufacturers introduce “authorized generics,” that market share and the price of that product will decline.

We are subject to extensive government regulation that increases our costs and could prevent us from marketing or selling our products.

     We are subject to extensive regulation by the United States, Canada, Israel and other jurisdictions. These jurisdictions regulate the approval, testing, manufacture, labeling, marketing and sale of pharmaceutical products. For example, approval by the FDA is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the United States. In order to receive approval from the FDA for each new drug product we wish to market, we must demonstrate, through rigorous clinical trials, that the new drug product is safe and effective for its intended use and that our manufacturing processes for that product candidate complies with current good manufacturing practices, or cGMPs. We cannot provide an assurance that the FDA will, in a timely manner, or ever, approve our applications for new drug products. The FDA may require substantial additional clinical testing or find our drug product does not satisfy the standards for approval. In addition, in order to obtain approval for our product candidates that are generic versions of brand-name drugs, we must demonstrate to the FDA that each generic product candidate is bioequivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator drug. Bioequivalency may be demonstrated by comparing the generic product to the innovator drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use. If the FDA determines that an ANDA for a generic drug product is not adequate to support approval, it could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product.

     If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our new and generic products are limited by statues and regulations and, with respect to our generic drugs, by the labeling claims made in brand-name packaging. In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements. As a manufacturer of pharmaceutical products distributed in the U.S., we must also comply with cGMPs, which include requirements related to production processes, quality control and assurance, and recordkeeping. Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions. Our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. Any violations of cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, consent decrees, or civil or criminal penalties. Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

     In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalents in Canada and Israel, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, importation, receipt and handling procedures and security to prevent diversion of, or unauthorized access to, the controlled substances in each stage of the production and distribution process. The U.S. Drug Enforcement Administration, or DEA, and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the United States Controlled Substances Act and its equivalents in Israel and Canada. Any failure to comply with these laws and regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of our DEA registration (or Israeli or Canadian equivalent), injunctions, or civil or criminal penalties.

     Furthermore, most of the products that we manufacture and distribute are manufactured outside the United States and must be shipped into the United States. The FDA and the DEA, in conjunction with the U.S. Customs Service, can exercise greater legal authority over goods that we seek to import into the United States than they can over products that are manufactured in the United States.

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

     Our ability to market our products depends, in part, on reimbursement levels for them and related treatment established by healthcare providers (including government authorities), private health insurers and other organizations, including health maintenance organizations and managed care organizations. Reimbursement may not be available for some of our products and, even if granted, may not be maintained. Limits placed on reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products. In the event that governmental authorities enact additional legislation or adopt regulations which affect third party coverage and reimbursement, demand for our products may be reduced with a consequent adverse effect, which may be material, on our sales and profitability. In addition, the purchase of our products could be significantly influenced by the following factors, among others:

•	trends in managed healthcare in the United States;

•	developments in health maintenance organizations, managed care organizations and similar enterprises;

•	legislative proposals to reform healthcare and government insurance programs; and

•	price controls and reimbursement policies.

These factors could result in lower prices and/or a reduced demand for our products.

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

     Because chemical ingredients are used in the manufacture of pharmaceutical products and due to the nature of the manufacturing process itself, there is a risk of incurring liability for damages caused by or during the storage or manufacture of both the chemical ingredients and the finished pharmaceutical products. Although we have never incurred any material liability for damages of that nature, we may be subject to liability in the future. In addition, while we believe our insurance coverage is adequate, it is possible that a successful claim would exceed our coverage, requiring us to pay a substantial sum.

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

     Our applications for the regulatory approval of our products incorporate the results of testing and other information that are sometimes provided by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). The likelihood that the products being tested will receive regulatory approval is, to some extent, dependent upon the quality of the work performed by these third parties, the quality of the third parties’ facilities and the accuracy of the information provided by these third parties. We have little or no control over any of these factors.

Risks Relating to Our Company

Three wholesale customers account for a very substantial portion of our consolidated sales.

     During 2003 and 2004, AmerisourceBergen Corporation, McKesson Corporation and Cardinal Health, Inc., collectively accounted for approximately 46% and 39%, respectively, of our consolidated sales. We have no long-term agreements with these wholesalers and they may therefore reduce or cease their purchases from us at any time. Any cessation or reduction of their purchases from us would likely have a material adverse effect on the results of our operations and our financial condition. Furthermore, changes in their buying patterns or in their policies and practices in relation to their working capital and inventory management may result in a reduction of, or a change in the timing of, their purchases of our products. For example, we believe that the decrease in our sales to each of these customers during 2004, as compared to 2003, was, to a significant extent, attributable to changes in their buying patterns and inventory management practices. We have no ability to obtain advance knowledge of such changes. We base our manufacturing schedules, inventories and internal sales projections principally on historical data. To the extent that actual orders from these wholesalers differ substantially from our internal projections, we may either find ourselves with excess inventory or in an out of stock position. In 2004, orders received from these three wholesalers were substantially below our internal projections, resulting in an increase in inventory and an adverse effect on our operating results. Hence, factors beyond our control relative to these customers have had in the recent past, and may have from time to time in the future, a material adverse effect upon our operating results, which has, in the recent past, resulted, and may from time to time in the future result, in substantial volatility of the market prices of our securities.

We derive most of our revenues and profits from a small group of product lines.

     During 2004, seven product lines accounted for 48% of our consolidated sales. In 2003 and 2002, seven product lines accounted for 54% and 53% of consolidated sales, respectively. In 2004, one product line accounted for approximately 10% of our consolidated sales. A significant decline in revenues or profitability of any one of these product lines may adversely affect the results of our operations and financial condition.

The nature of our business requires us to estimate future charges against wholesaler accounts receivable. If these estimates are not accurate, the results of our operations and financial condition could be adversely affected.

     Sales to third parties, including government institutions, hospitals, hospital buying groups, pharmacy buying groups, pharmacy chains and others generally are made through wholesalers. We sell our goods to wholesalers, and the wholesalers subsequently resell the goods to third parties at times and in quantities ordered by the third parties. Typically, we have a contract price with a third party to which a wholesaler resells our goods that may be equal to or less than the price at which we sold the goods to the wholesaler. In such a case, at the time the third party purchases from the wholesaler, the wholesaler charges us back for any shortfall. At the time of any individual sale by us to a wholesaler, we do not know under which contracts the wholesaler will resell goods to third parties. Therefore, we estimate the amount of chargebacks and other credits that may be associated with these sales and we reduce our revenue accounts accordingly. From time to time, the amount of such chargebacks and other credits reported by a wholesaler may be different from our estimates. Discrepancies of this nature may result in a reduction in the value of our accounts receivable and a related charge to our net income. The reconciliation of our accounts with wholesalers may, from time to time, delay, or otherwise impact upon, the collection of our accounts receivable or result in a decrease in their value and in a related charge to our net income.

Our inventories of finished goods have expiration dates after which they cannot be sold.

     Industry standards require that pharmaceutical products be made available to customers from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand adequately, we strive to maintain sufficiently high levels of inventories. However, inventories prepared for sales that are not realized as or when anticipated may approach their expiration dates and have to be written off. These write-offs, if any, could have an adverse affect on the results of our operations and financial condition.

Our future success depends on our ability to develop, manufacture and sell new products.

     Our future success is largely dependent upon our ability to develop, manufacture and market new commercially viable pharmaceutical products and generic equivalents of proprietary pharmaceutical products whose patents and other exclusivity periods have expired. Delays in the development, manufacture and marketing of new products will negatively impact the results of our operations. Each of the steps in the development, marketing and manufacture of our products involves significant time and expense. We are, therefore, subject to the risks, among others, that:

•	any products under development, if and when fully developed and tested, will not perform in accordance with our expectations;

•	any generic product under development will, when tested, not be bioequivalent to its brand-name counterpart;

•	necessary regulatory approvals will not be obtained in a timely manner, if at all;

•	any new product cannot be successfully and profitably produced and marketed;

•	other companies may launch their version of generic products, either prior to or following the launch of our newly approved generic version of the same product; or

•	brand-name companies may launch their products, either themselves or through third parties, in the form of “authorized generic” products which can reduce sales, prices and profitability of our newly approved generic products.

If we are unable to obtain raw materials, our operations could be seriously impaired.

     We currently obtain some raw materials for our products from either a single supplier or a limited number of suppliers. Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute materials or products. While we do have long-term supply agreements for some raw materials, for most raw materials we do not have any long-term supply agreements and we are therefore subject to the risk that our suppliers of raw materials may not continue to supply us with raw materials on satisfactory terms or at all.

     Furthermore, obtaining the regulatory approvals required for adding alternative suppliers of raw materials for finished products we manufacture may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving regulatory approvals will not have a material adverse effect upon our business. However, we may not be successful in doing so and, as a consequence, we may be unable to sell some products pending approval of one or more alternate sources of raw materials. Any significant interruption in our supply stream could have a material adverse effect on our operations.

We are increasing our efforts to develop new proprietary pharmaceutical products, but these efforts may not be successful.

     Our principal business in North America has traditionally been the development, manufacture and marketing of generic equivalents of pharmaceutical products first introduced by other companies. However, we have greatly increased our efforts to develop new proprietary products, including T-2000 and T2001 (our patented non-sedating barbiturate compounds) and products utilizing NonSpil™ (our patented spill-resistant liquid drug delivery system).

     Expanding our focus beyond generic products and broadening our product pipeline to include new proprietary products may require additional internal expertise or external collaboration in areas in which we currently do not have substantial resources and personnel. We may have to enter into collaborative arrangements with others that may require us to relinquish rights to some of our technologies or products that we would otherwise pursue independently. We may not be able to acquire the necessary expertise or enter into collaborative agreements on acceptable terms, if at all, to develop and market new proprietary products.

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

     In order to obtain regulatory approvals for the commercial sale of our new proprietary products, we are required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products to the satisfaction of FDA and regulatory authorities abroad. Conducting clinical trials is a lengthy, time-consuming and expensive process, and the results of such trials are inherently uncertain. We have limited experience in conducting clinical trials in these new product areas.

     A clinical trial may fail for a number of reasons, including:

•	failure to enroll a sufficient number of patients meeting eligibility criteria;

•	failure of the new product to demonstrate safety and/or efficacy;

•	the development of serious (including life threatening) adverse events (including, for example, side effects caused by or connected with exposure to the new product); or

•	the failure of clinical investigators, trial monitors and other consultants or trial subjects to comply with the trial plan or protocol.

     The results from early clinical trials may not be predictive of results obtained in later clinical trials. Clinical trials may not demonstrate the safety and efficacy of a product sufficient to obtain the necessary regulatory approvals, or to support a commercially viable product. Any failure of a clinical trial for a product in which we have invested significant time or other resources could have a material adverse effect on our results of operations and financial condition.

     Even if launched commercially, our proprietary products may face competition from existing or new products of other companies. These other companies may have greater resources, market access, and consumer recognition than we have. Thus, even if launched commercially, there can be no assurance that our proprietary products will be successful or profitable. In addition, advertising and marketing expenses associated with the launch of a proprietary product may adversely affect the results of our operations and our financial condition.

We may not be able to successfully identify, consummate and integrate recent and/or future acquisitions.

     We have in the past pursued, and may in the future pursue, acquisitions of product lines and/or companies and seek to integrate them into our operations. Acquisitions of additional product lines and companies involve risks that could adversely affect our future revenues and results of operations. For example:

•	we may not be able to identify suitable acquisition targets or acquire companies on favorable terms;

•	we compete with other companies that may have stronger financial positions to acquire product lines and companies. We believe that this competition will increase and may result in decreased availability or increased prices for suitable acquisition targets;

•	we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions;

•	we may not be able to obtain the necessary regulatory approvals, including the approval of antitrust regulatory bodies, in any of the countries in which we may seek to consummate potential acquisitions;

•	we may ultimately fail to complete an acquisition after we announce that we plan to acquire a product line or a company;

•	we may fail to integrate our acquisitions successfully in accordance with our business strategy;

•	we may choose to acquire a business that is not profitable, either at the time of acquisition or thereafter;

•	acquisitions may require significant management resources and divert attention away from our daily operations, result in the loss of key customers and personnel, and expose us to unanticipated liabilities;

•	we may not be able to retain the skilled employees and experienced management that may be necessary to operate businesses we acquire, and if we cannot retain such personnel, we may not be able to locate and hire new skilled employees and experienced management to replace them; or

•	we may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

In the event that we grant licenses to third parties to market or distribute any of our products, the level of sales of such products and of the manufacturing or license fees that we receive as a result thereof will depend to a very substantial extent upon the efforts of our licensees.

     We may, from time to time, grant licenses to unaffiliated third parties, which may or may not be exclusive, to market or distribute certain of our products. For example, in March, 2005, we granted exclusive licenses to market and distribute our proprietary Kerasal® and ElixSure® lines of products in North America to an unaffiliated third party. To the extent that our revenues from the granting of such licenses (whether in respect of these two product lines or any other products) are dependent upon the sale of the underlying products (for example, if we receive fees for manufacturing the products or royalties based upon the sale of the products), to a very substantial extent such revenues will depend upon the extent, quality and results of the efforts of our licensees. Our ability to have an impact upon these factors is limited and there can be no assurance that the revenue that we realize from licensing any product will be sufficient to enable us to recover our investment in the development of the product.

We depend on our ability to protect our intellectual property and proprietary rights, but we may not be able to maintain the confidentiality, or assure the protection, of these assets.

     Our success depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours. Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Some patent applications in the United States are maintained in secrecy until the patent is issued. Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of our discoveries. Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products. Patents that are issued may be challenged, invalidated or circumvented by our competitors. Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. Where trade secrets are our sole protection, we may not be able to prevent third parties from marketing generic equivalents to our products, reducing prices in the marketplace and reducing our profitability.

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

     There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights. Any such litigation could:

•	require us to incur substantial expenses, even if we are insured or successful in the litigation;

•	require us to divert significant time and effort of our technical and management personnel;

•	result in the loss of our rights to develop or make certain products; and

•	require us to pay substantial monetary damages or royalties in order to license proprietary rights from third parties.

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

     From time to time, we seek to market products before the patents for them expire. In order to do so in the United States, we must challenge the patent under the procedures set forth in the Hatch-Waxman Act of 1984. (In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Drug Price Competition and Patent Term Restoration Act of 1984 (“Hatch-Waxman Act”), as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of a New Drug Application that we believe that the patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) for the new drug are either invalid or not infringed by our product.) To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity or infringement of the originator’s patent. Patent challenges are complex, costly and can take a significant amount of time to complete.

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

     In addition, it is not required that pharmaceutical patents be listed with the Food and Drug Administration or other regulatory authorities. For example, patents relating to antibiotics might not be listed in the Orange Book. Any launch of a pharmaceutical product by us that infringes a patent, whether listed or not, may involve us in litigation; in certain circumstances, litigation may result in significant damages which could have a material adverse effect on the results of our operations or financial condition.

     Our launch of a product prior to a final court decision or the expiration of a patent held by a third party may result in substantial damages to us. Depending upon the circumstances, a court may award the patent holder damages equal to three times the patent holder’s loss of income. If we are found to infringe a patent held by a third party and become subject to significant damages, these damages could have a material adverse effect on the results of our operations and financial condition.

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

     The market price of our ordinary shares may be volatile, has recently been subject to substantial fluctuation and may, in the future, continue to be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of new and enhanced products;

•	market conditions or trends in the pharmaceutical industry;

•	developments or disputes concerning proprietary rights;

•	introduction of technologies or product enhancements by others that reduce the need for our products;

•	the inaccuracy of, or changes, in financial estimates by securities analysts;

•	general economic and political conditions;

•	departures of key personnel;

•	changes in the market valuations of our competitors;

•	regulatory considerations; and

•	the other risk factors listed in this section.

Three of our directors, and members of their immediate families, currently control 45.6% of the voting power in our company.

     Dr. Barrie Levitt, Dr. Daniel Moros, Tal Levitt and members of their immediate families currently control, through their beneficial ownership of outstanding ordinary shares and founders’ shares, approximately 45.6% of the voting power in our company. Dr. Levitt and Dr. Moros are cousins and Ms. Levitt is Dr. Levitt’s daughter. By reason of their shareholdings, the Levitt and Moros families should be able to control the outcome of most actions that require majority shareholder approval, including the election of directors, the approval of mergers, sales of substantially all of our assets and other extraordinary transactions that require shareholder approval.

50% of the voting power in our subsidiary, Taro U.S.A., is held by a corporation which is controlled by the Chairman and Vice Chairman of Taro’s Board of Directors and their families.

     The share capital of Taro U.S.A. is divided into two classes. Taro owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation, or TDC, owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Dr. Levitt, Dr. Moros and their families are able to vote the majority of the outstanding voting shares of TDC and thereby control TDC. Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as we may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with our preference, TDC could prevent us from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude us from consolidating Taro U.S.A. into our financial statements. Taro U.S.A. accounted for approximately 90% and 87%, of our consolidated sales during 2003 and 2004, respectively.

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

     Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the U.S. dollar could cause our profits to decrease or our products to be less competitive against those of our competitors. To the extent that our foreign currency holdings and other assets denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure.

Our business requires us to move goods across international borders. Any events that interfere with, or increase the costs of, the transfer of goods across international borders could have a material adverse effect on our business.

     We transport most of our goods across international borders, primarily those of the United States, Canada and Israel. Since September 11, 2001, there has been more intense scrutiny of goods that are transported across international borders. As a result, we may face delays, and increases in costs due to such delays, in delivering goods to our customers. Any events that interfere with, or increase the costs of the transfer of goods across international borders could have a material adverse effect on our business.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

     We are incorporated under Israeli law and our principal offices and a significant component of our manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity. Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel, impeding the ability of travelers to attain travel insurance. As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our company, could result in the FDA withholding approval for new products we intend to produce at those facilities. Also, although it has not yet occurred, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

     In addition, since a significant component of our manufacturing and research and development facilities are located in Israel, we could experience disruption of our manufacturing and research and development due to terrorist attacks. If terrorist acts were to result in substantial damage to our facilities, our business activities would be disrupted since, with respect to some of our products, we would need to obtain prior FDA approval for a change in manufacturing site. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages sustained by us could have a material adverse effect on our business.

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

     Finally, many male Israeli citizens, including our employees, are subject to compulsory annual military service through middle age. Additionally, these employees are subject to being called to active duty at any time under emergency circumstances. While we believe that we have operated relatively efficiently given these requirements, we cannot predict the effect on our business operations if the conflict with the Palestinians continues to escalate or intensify. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to obligatory military service requirement. Any disruption in our operations would harm our business.

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

Our operations may be affected by negative economic conditions in Israel.

     Israel has experienced periods of recession in economic activity in recent years, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, due to significant economic measures proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and us.

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

     We currently receive grants and substantial tax benefits under government of Israel programs, including the “Approved Enterprise” program and programs of the Office of the Chief Scientist of the Ministry of Commerce and Industry of the State of Israel. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes. In recent years, the government of Israel has reduced the benefits available under these programs, and these programs and tax benefits may be discontinued or curtailed in the future. Various proposals have been put forth for new legislation to amend the benefits available under these programs. We are not able to predict whether or when this new legislation will be enacted, nor can we predict the nature and scope of benefits that may be available under any new laws. If the government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make more difficult a merger or acquisition. This could prevent a change of control and depress the market price of Taro’s ordinary shares.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition. The Israeli Companies Law, or the Companies Law, generally requires that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 21 days’ advance notice by each of the merger parties. Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies.

     Other potential means of acquiring a public Israeli company such as ours might involve additional obstacles. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

     Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do U.S. tax laws. The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing or making more difficult a merger or acquisition. This could prevent a change of control of Taro and depress the market price of Taro’s ordinary shares which otherwise might rise as a result of such a change of control.

It may be difficult to effect service of process and enforce judgments against our directors and officers.

     We are incorporated in Israel. A majority of our executive officers and directors are nonresidents of the United States and a substantial portion of our assets and the assets of such persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

     A substantial portion of our expenses, primarily labor and occupancy expenses in Canada, is incurred in Canadian dollars. As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the U.S. dollar or that the timing of any devaluation will lag behind inflation in Canada. If the U.S. dollar cost of our operations in Canada increases, our U.S. dollar-measured results of operations will be adversely affected. During the year-ended December 31, 2004, the value of the Canadian dollar has increased 6.9% with respect to the U.S. dollar. This increase in the value of the Canadian dollar has had the effect of increasing the cost of our goods manufactured in Canada.

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

     In May 2002, a newly-created subsidiary of Taro U.S.A. purchased substantially all of the assets of Thames Pharmacal Company, Inc., or Thames, a manufacturer of prescription and OTC pharmaceuticals. The purchase price was approximately $6.4 million, all of which was paid in cash. The assets acquired included the right to all of Thames’ generic prescription and OTC products, as well as Thames’ laboratories and manufacturing operations. We also added to our operations all of Thames’ approximately 60 employees and acquired the leases for its facilities, which include laboratories, manufacturing and warehousing operations, located in Ronkonkoma, New York. As of December 31, 2004, manufacturing operations at this site have been transferred to Canada.

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

     On March 21, 2003, our Irish subsidiary, Taro Pharmaceuticals Ireland Ltd., acquired, for 5.55 million Euros, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased out of liquidation proceedings under the Official Liquidator appointed by the High Court of Ireland. The facility consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 14-acre campus in central Ireland. The facility, which had been operating until the end of 2002, has been licensed and approved by the Irish Medicines Board to manufacture and distribute pharmaceutical products in Ireland and the European Union.

     In December 2003, our Canadian subsidiary expanded its distribution capacity with the purchase of a 108,797 square foot distribution facility located on 6.7 acres in Brampton, Ontario in close proximity to our existing facilities.

     In January 2004, Taro U.S.A. expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro U.S.A. acquired the facility for approximately $18 million. In conjunction with the purchase, the U.S. subsidiary receives certain financial incentives from the New Jersey Economic Development Authority.

     In July 2004, Taro U.S.A. entered into a license and option agreement with Medicis for four products including the Lustra® product line. These products are used for the treatment of dyschromia or discoloration of the skin.

     In March 2005, the Company divested the ElixSure® and Kerasal® brands in North America. However, the Company will continue to manufacture and supply these products from its Canadian plant.

     Our principal executive offices are located at Yakum Business Park, Yakum 60972, Israel. Our telephone number at that address is +972-9-971-1800. Our registered office is located at 14 Hakitor Street, Haifa Bay 26110, Israel. Our telephone number at that address is +972-4-847-5700.

Capital Expenditures

     During 2004, 2003 and 2002, our capital expenditures were approximately $72.3 million, $94.4 million and $43.2 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate increasing demand for our products, and maintain a competitive position in the marketplace.

     The major projects undertaken during the past three years, as part of our capital expenditure program, include:

•	the expansion of our production and distribution facilities in Canada and Israel;

•	the construction of new research, development and manufacturing facilities in Canada and Israel;

•	the acquisition of additional production and packaging equipment;

•	the upgrade of our information technology systems;

•	acquisition of additional land in Haifa Bay, Israel for expansion of our facilities;

•	acquisition of a facility (previously rented by us) in Canada;

•	acquisition of Thames;

•	acquisition of a 124,000 square feet building in Hawthome, N.Y. for the research laboratory and administrative offices of Taro U.S.A.;

•	acquisition of a multi-purpose pharmaceutical manufacturing and research facility in Ireland;

•	acquisition of a distribution center facility in New Jersey;

•	acquisition of a distribution facility in Ontario, Canada; and

•	acquisition of product rights to Topicort®, Ovide®, Primsol®, A/T/S®, and Lustra® in the United States.

     We have not launched A/T/S® and the rights to Primsol® were sold in March, 2005.

     In addition, during the above period, in anticipation of an increase in sales and the overall growth of our operations, we purchased, leased or contracted to purchase additional properties and ordered new equipment for construction of new multi-purpose pharmaceutical and chemical plants in Haifa Bay, Israel. (For a detailed presentation of our property, plant and equipment, please see Note 5 to our consolidated financial statements included elsewhere in this report.)

     B. BUSINESS OVERVIEW

     We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products, as well as active pharmaceutical ingredients, or APIs, primarily in the United States, Canada and Israel. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets, mainly in the dermatological, cardiovascular and central nervous system therapeutic categories. We operate principally through three entities: Taro Pharmaceutical Industries Ltd., or Taro Israel, and two of its subsidiaries, Taro Pharmaceuticals Inc., or Taro Canada, and Taro U.S.A. The principal activities and primary product lines of these subsidiaries may be summarized as follows:

Entity	Principal Activities		Primary Product Lines
Taro Israel	•	Manufactures more than 65 finished dosage form pharmaceutical products for sale in Israel and for export	•	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	•	Produces, for its own use and for sale to third parties, APIs used in the manufacture of finished dosage form pharmaceutical products	•	Cardiology and Neurology: Prescription oral dosage products
	•	Markets both proprietary and generic products in the local Israeli market	•	Oral Analgesics: Prescription and OTC
	•	Performs research and development independently and through Taro Research Institute Ltd., a wholly-owned subsidiary	• •	OTC Nasal Sprays and Nutritional Supplements Oral, Opthalmic and OTC preparations

Taro Canada	•	Manufactures more than 45 finished dosage form pharmaceutical products for sale in Canada and for export	•	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	•	Markets both proprietary and generic products in the local Canadian market	•	Cardiology and Neurology: Prescription oral dosage products
	•	Independently performs research and development and through Taro Research Institute Ltd.

Taro U.S.A.	•	Markets and distributes both proprietary and generic products in the local U.S. market	•	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	•	Performs research and development	•	Cardiology and Neurology: Prescription oral dosage products
			•	Other prescription and OTC products

     Warfarin sodium tablets are sold as Coumadin® by us in Israel under the brand-name, and as generic warfarin sodium tablets in the United States, Canada, the United Kingdom, and elsewhere. This product accounted for 10% of our sales in 2004.

     As of June 20, 2005, 25 of our ANDAs and one NDA are being reviewed by the FDA. In addition, there are several products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to or simultaneous with the granting of approval to us.

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

Products

     We currently market more than 180 pharmaceutical products in over 20 countries. The following table represents some of our key product groups and the major markets in which they are sold:

		U.S. Brand	Therapeutic	Major	Rx/
Product Groups	Dosage Form	Name*	Category	Markets	OTC
Amiodarone HCI	tablets	Cordarone ®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin ®	Moisturizer	U.S.	Rx/
				Canada	OTC
Bethamethasone	cream, gel	Diprolene ®	Topical	U.S.	Rx
Dipropionate			Corticosteroid
(augmented)
Carbamazepine	tablets, controlled	Tegretol ®	Anticonvulsant	U.S.	Rx
	release tablets,			Canada
	chewable tablets,			Israel
oral suspension
cream, ointment
Clobetasol Propionate	gel, topical solution,	Temovate ®	Topical	U.S.	Rx
	emollient cream		Corticosteroid
Clorazepate	tablets	Tranxene ®	Antianxiety	U.S.	Rx
Dipotassium
Clotrimazole	cream, topical	Lotrimin ®/	Antifungal	U.S.	Rx/
	solution, vaginal	Gyne-Lotrimin ®		Canada	OTC
cream
Clotrimazole and	cream, lotion	Lotrisone ®	Antifungal	Israel	Rx
Betametasone				U.S.
Dipropionate
Desonide	cream, ointment	Tridesilon ®	Topical	U.S.	Rx
Corticosteroid
Desoximetasone	cream, ointment, gel	Topicort ® **	Topical	U.S.	Rx
			Corticosteroid	Canada
Israel
Diflorasone Diacetate	cream, ointment	Psorcon ®	Topical	U.S.	Rx
Corticosteroid
Econazole Nitrate	cream	Spectazole ®	Antifungal	U.S.	Rx
Enalapril	tablets	Vasotec ®	Cardiovascular	U.S.	Rx
Enalapril and	tablets	Vaseretic ®	Cardiovascular	U.S.	Rx
Hydrochlorothiazide
Etodolac	tablets, capsules	Lodine ®	Analgesic	U.S.	Rx
Canada
Israel
Etodolac	extended release	Lodine® XL	Analgesic	U.S.	Rx
	tablets			Israel
Fluconazole	tablets	Diflucan ®	Antifungal	U.S.	Rx
Fluocinonide	cream, ointment,	Lidex ®	Topical	U.S.	Rx
	gel, topical		Corticosteroid	Canada
solution, emollient
cream
Fluorouracil	solution	Efudex ®	Topical	U.S.	Rx
Halobetasol	ointment	Ultravate ®	Topical	U.S.	Rx
Propionate			Corticosteroid

		U.S. Brand	Therapeutic	Major	Rx/
Product Groups	Dosage Form	Name*	Category	Markets	OTC
Hydrocortisone	cream, ointment	Westcort ®	Topical	U.S.	Rx
Valerate			Corticosteroid
Hydrocortisone	cream, ointment	Cortizone ®	First Aid	U.S.	OTC
Canada
Israel
Ketoconazole	tablets, cream	Nizoral ®	Antifungal	U.S.	Rx
Malathion	lotion	Ovide ® **	Pediculicide	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3	Antifungal	U.S.	OTC
Monistat® 7
Micatin®
Mometasone Furoate	cream, ointment	Elocon ®	Topical	U.S.
			Corticosteroid		Rx
Nystatin	oral suspension,	Mycostatin ®	Antifungal	U.S.	Rx
	vaginal cream			Canada
Israel
Salicyclic Acid and	ointment	Kerasal ® ***	Exfoliating	U.S.	OTC
Urea			Moisturizer	Canada
Terconazole	vaginal cream	Terazol ®	Antifungal	U.S.	Rx
Triamcinolone	cream, ointment,	Kenalog ®	Topical	U.S.	Rx
Acetonide	dental paste		Corticosteroid	Canada
Israel
Warfarin Sodium	tablets	Coumadin ®	Anticoagulant	U.S.	Rx
Canada
Israel

*	Presented in this column are the brand-names under which the products are most commonly prescribed in the United States. Except as noted below, we do not own any of the specific names. In some cases, we manufacture and sell the generic equivalent of the product sold by the third party owner of such name. Thus, for example, we sell our product “Warfarin Sodium” under that name in the United States. Warfarin is the generic equivalent of “Coumadin,” a product sold under that name in the United States by the third party owner of the U.S. rights to that name and by us in Israel, where we own the right to use that name.

**	Taro brands

***	Brand rights for North America were sold on March 3, 2005.

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

Sales and Marketing

     In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force. In other countries, we sell through agents and other distributors. Our sales force is supported by our medical representatives, customer service, and marketing employees.

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

	2004		2003		2002
	In	% of our	In	% of our	In	% of our
	thousands	total sales	thousands	total sales	thousands	total sales
U.S.A.	$247,765	87%	$283,197	90%	$183,857	87%
Canada	18,353	6%	15,603	5%	12,819	6%
Israel	14,587	5%	13,468	4%	11,809	5%
Other	3,425	2%	3,190	1%	3,096	2%

Total	$284,130	100%	$315,458	100%	$211,581	100%

     In 2004, sales in the United States accounted for approximately 87% of our total consolidated sales. In addition to marketing prescription drugs, Taro U.S.A. markets its generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers. During 2004, we sold to approximately 250 customers in the United States. The following table represents sales to our three largest wholesale customers as a percent of consolidated sales during the last three years:

Customer	2004	2003	2002

AmerisourceBergen Corporation	16%	20%	22%
McKesson Corporation	15%	17%	12%
Cardinal Health, Inc.	8%	9%	9%

     The following table sets forth the contributions to sales by each type of customer of Taro U.S.A. in 2004:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	43%
Drug store chains	17%
Mass merchandisers food and retail chains	15%
Generic drug distributors	7%
Managed care organizations	5%

     In 2004, sales in Israel accounted for approximately 5% of our total consolidated sales. The marketing, sales and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups. In 2004, sales to other international markets accounted for approximately 1% of our consolidated sales.

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

     In Israel, the pharmaceutical market generally is divided into two market segments: (i) the private market, which includes drug store chains, private pharmacies and wholesalers; and (ii) the institutional market, which includes Kupat Holim Clalit or Kupat Holim (the largest health maintenance organization in Israel), the Israel Ministry of Health and other health insurance groups.

     The following table sets forth the contributions to sales by each type of customer of Taro Israel and other international markets in 2004:

Percentage of
Customer Type	Consolidated Sales
Institutional market	4%
Private market	2%
Other international markets	1%

     In 2004, sales in Canada accounted for approximately 6% of our total consolidated sales. Taro Canada has approximately 600 customers, which consist primarily of independent pharmacies.

     The following table sets forth the contributions to sales by each type of customer of Taro Canada in 2004:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	4%
Drug chains, independent pharmacies and others	2%

     We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated demand for our products. In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner. As a result, in each of 2002, 2003 and 2004, backorders generally represented less than one percent (1%) of our consolidated sales.

Competition and Pricing

     The pharmaceutical industry is intensely competitive. We compete with the original manufacturers of the brand-name equivalents of our generic products, other generic drug manufacturers (including brand-name companies that also manufacture generic drugs or license their products to other generic drug manufacturers), and manufacturers of new drugs that may compete with our generic drugs. Many of our competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have.

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

     In the United States, we compete with such brand-name manufacturers as Novartis, Schering-Plough, Medicis Pharmaceutical, GlaxoSmithKline and Bristol-Myers Squibb, as well as with generic companies such as Alpharma, Altana, Barr Laboratories, Perrigo, Mylan Laboratories, QLT, Sandoz Pharmaceuticals, Teva Pharmaceuticals U.S.A. and Warrick Pharmaceuticals. These companies have more resources, market and name recognition and better access to customers than we have. Therefore, there can be no assurance of the success of any of our products.

     We compete in the Canadian market with Hoffmann-La Roche, Schering Canada, Novartis, GlaxoSmithKline, Bayer and Bristol-Myers Squibb Canada, as well as with other manufacturers of generic products, such as Apotex, Novopharm (Teva), Ratiopharm, Genpharm and Pharmascience.

     Pricing in Canada is established in part by competitive factors and in part by Canadian formulary price lists published by the Canadian provinces.

     In Israel, we compete with Teva Pharmaceuticals Industries, Ltd., Agis Industries (1983) Ltd., Dexxon Ltd. and Rafa Laboratories Ltd., among others. In addition, many leading multinational companies, including Bayer, Eli Lilly, Merck and Pfizer, market their products in Israel.

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

Manufacturing and Raw Materials

     We currently manufacture finished pharmaceutical products at our government approved facilities in Canada and Israel and active pharmaceutical ingredients at our facilities in Israel. We have expanded our research and development and warehousing facilities.

     For the manufacture of our finished dosage form pharmaceutical products, we use pharmaceutical chemicals that we either produce ourselves or purchase from chemical manufacturers in the open market globally. Substantially all of such chemicals are obtainable from a number of sources, subject to regulatory approval. However, we purchase certain raw materials from single source suppliers. The decision to purchase APIs is a function of our sales forecast and prevailing prices in the market. When appropriate purchasing opportunities arise, the Company may acquire certain APIs in excess of its ordinary requirements or rate of growth. Obtaining the regulatory approvals required to add alternative suppliers of such raw materials for products sold in the United States or Canada may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving such regulatory approvals will not have a material adverse effect on our business. However, we may become unable to sell certain products in the United States or Canada pending approval of one or more alternate sources of raw materials.

     We synthesize the active pharmaceutical ingredients used in some of our key products, including our warfarin sodium tablets, our carbamazepine products, our etodolac tablets, and our clorazepate dipotassium tablets. We plan to continue the strategic selection of active pharmaceutical ingredients for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

Industry Practices Relating to Working Capital Items

     Certain customary industry selling practices affect our supply of working capital, including, but not limited to, providing favorable payment terms to customers and discounting selling prices through the issuance of free products as well as other incentives within a specified time frame if a customer purchases more than a specified threshold of a product. These incentives are provided principally with the intention of maintaining or expanding our distribution to the detriment of competing products.

     Industry practice requires that pharmaceutical products be made available to customers from existing stock rather than on a made-to-order basis. Therefore, in order to accommodate market demand adequately, we strive to maintain a sufficient level of inventory. In 2004, we initiated an inventory reduction program as a result of a change in market conditions for our products. This program necessitated a decrease in production output and a reduction in manufacturing personnel.

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

     In the United States, Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed. Furthermore, each country requires approval of manufacturing facilities, including adherence to good manufacturing practices during the production and storage of pharmaceutical products. As a result, we have had periodic inspections of our facilities and records. For example, Taro Canada was inspected by the FDA in 1995, 1996, 1998, 2001 and 2005. Our facilities in Haifa Bay, Israel were inspected by the FDA in 1996, 1997, 1999 and 2002, and by the Irish Medicines Board in 2005.

     Regulatory authorities in each country also have extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force the recall of and prohibit the sale or import of non-complying products and to halt the operations of and criminally prosecute and fine non-complying manufacturers. These regulatory authorities also have the power to revoke approvals previously granted and remove from the market previously approved drug products.

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

     Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP as defined in the U.S. Code of Federal Regulations. The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products. In complying with the standards set forth in the cGMP regulations, a manufacturer must expend time, money and effort in the areas of production and quality control to ensure full compliance.

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

     In addition, because we market a controlled substance in the United States and other controlled substances in Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalents in Canada and Israel, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, receipt and handling procedures and security to prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production and distribution process.

     In May 1992, the Generic Drug Enforcement Act of 1992, or the Generic Act, was enacted. The Generic Act, a result of legislative hearings and investigations into the generic drug approval process, allows the FDA to impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process. In some situations, the Generic Act requires the FDA not to accept or review for a period of time, ANDAs from a company or an individual that has committed certain violations. It also provides for temporary denial of approval of applications during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, provides for the suspension of the marketing of approved drugs by the affected company.

     Lastly, the Generic Act allows for civil penalties and withdrawal of previously approved applications. To our knowledge, neither we nor any of our employees has ever been subject to debarment.

     The review process in Canada and Israel is substantively similar to the review process in the United States.

Environmental Compliance

     We believe that we are currently in compliance with all applicable environmental laws and regulations in Canada, the United States and Ireland. In Israel, in light of the continued expansion of our Haifa Bay facility and an enhanced general enforcement program instituted by the Israeli Ministry of the Environment, we have taken steps to improve our waste water treatment facility and plan to further upgrade our facility in accordance with a plan submitted to the Ministry. The cost of this program is not anticipated to have a material adverse effect on our business or operations. However, environmental laws and regulations may become more stringent and therefore require us to commit substantial additional resources which are beyond our current plan.

     C. ORGANIZATIONAL STRUCTURE

     The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984, we changed our name to Taro Vit Industries Ltd., and in 1994, we changed our name to Taro Pharmaceutical Industries Ltd.

     The following is a list of our significant subsidiaries and their countries of incorporation as of December 31, 2004:

Name of Subsidiary	Country of Incorporation
Taro Research Institute Ltd.	Israel
Taro Pharmaceuticals U.S.A., Inc.	United States
Taro Pharmaceuticals Inc.	Canada
Taro Pharmaceuticals North America, Inc.	Cayman Islands
Taro Pharmaceuticals Europe B.V.	The Netherlands
Taro Pharmaceuticals Ireland Ltd.	Ireland

See Note 2c to our consolidated financial statements included elsewhere in this annual report for information regarding the ownership of Taro U.S.A. Taro owns, directly or indirectly, 100% of the ownership and voting interests in the other subsidiaries listed above.

     D. PROPERTY, PLANT AND EQUIPMENT

     The following is a list of our principal facilities as of December 31, 2004:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel	325,000	Pharmaceutical manufacturing, production laboratories, offices, warehousing, chemical production (including tank farm and chemical finishing plant), and research facility	Own
Haifa Bay, Israel	10,000	Warehouse, maintenance	Lease
Yakum, Israel	15,000	Administrative offices	Lease
Brampton, Canada	250,800	Pharmaceutical manufacturing, production laboratories, laboratories, administration, distribution and warehousing	Own
Brampton, Canada	75,400	Administration and warehousing	Lease
Hawthorne, New York	124,000	Research laboratory and administrative offices	Own
Hawthorne, New York	102,000	Administrative offices and warehousing	Lease
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland	124,000	Pharmaceutical manufacturing, research laboratories and warehousing	Own

     Our plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of approximately 325,000 square feet. We lease much of the land underlying these facilities from the Israel Land Authority pursuant to long-term ground leases that expire between 2009 and 2049. We have the option to renew each lease for an additional 49 years. We also lease approximately 10,000 square feet of adjacent space in Haifa Bay. The lease for this property commenced in January 2001, with an option to purchase this property at the termination of the lease. For additional information, please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report.

     Since December 2000, we have purchased approximately 600,000 square feet of land adjacent to the Haifa Bay plant for expansion of our manufacturing and warehouse facilities. We lease approximately 15,000 square feet of space in a facility located in Yakum, Israel, which is used for administrative and marketing offices.

     In February 2002, Taro Canada purchased 74,000 square feet of space that it had leased since March 1997 adjacent to the 68,000 square foot main manufacturing facility which it owns in Brampton, Canada. In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, for a period of five years, with renewal options, which can extend the lease period for an additional twenty years. In December 2003, Taro Canada purchased a 108,797 square foot building in close proximity to its existing facilities for $3.6 million. This building is used for warehousing and distribution.

     In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, NY, in which it located its U.S. research operations for approximately $4.4 million.

     In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building and, in May 2005, Taro U.S.A. consolidated its administrative offices and research laboratory to this location.

     In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for approximately $18 million.

     In addition, Taro U.S.A. leases approximately 102,000 square feet of office and warehouse space in Hawthorne, New York pursuant to two leases that expire in July 2007. In May 2004, we consolidated the warehouse and distribution operations of Taro U.S.A. into our South Brunswick, New Jersey facility.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          A. OPERATING RESULTS

     The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2004, which are included elsewhere in this annual report.

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

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

	2004		2003		2002
	In	% of our	In	% of our	In	% of our
	thousands	total sales	thousands	total sales	thousands	total sales
U.S.A.	$247,765	87%	$283,197	90%	$183,857	87%
Canada	18,353	6%	15,603	5%	12,819	6%
Israel	14,587	5%	13,468	4%	11,809	5%
Other	3,425	2%	3,190	1%	3,096	2%

Total	$284,130	100%	$315,458	100%	$211,581	100%

     Operating income varies among the different geographic areas in which we conduct our business. The variation in operating income reflects the different activities in and contributions to our business by each geographic area. Operating income is allotted to each geographic area in accordance with the ownership of intellectual property, the performance of manufacturing activities and the distribution and sale of product to third parties. The ownership of intellectual property, manufacturing facilities and know-how is primarily located in Canada and Israel, while distribution occurs mainly in the United States. Each of these geographic areas is compensated according to the economic value of its activity. Therefore, Taro Israel and Taro Canada, which bear more risk in terms of actually deploying substantial assets to develop and manufacture products, earn a greater share of the profit derived from such products. Taro U.S.A. distributes to third parties the products developed, manufactured or owned by the other geographic areas of the group. Inter-area sales are based on arms-length transactions and prices usually charged among third parties with similar economic circumstances and profile. Inter-area transactions and balances have been eliminated in consolidation. Profits from inter-area sales not yet realized outside the Company have been eliminated in consolidation.

     We generate most of our revenues from the sales of prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States. During the past three years, three major drug wholesalers in the United States accounted for the following proportion of our total consolidated sales (in millions of dollars):

	2004		2003		2002
Customer	Amount	Percent	Amount	Percent	Amount	Percent
AmerisourceBergen Corporation	$44.5	16%	$62.7	20%	$46.5	22%
McKesson Corporation	$43.2	15%	$53.0	17%	$25.4	12%
Cardinal Health, Inc.	$23.8	8%	$28.4	9%	$19.0	9%
Total	$111.5	39%	$144.1	46%	$90.9	43%

     We also sell active pharmaceutical ingredients to unaffiliated customers around the world. Sales of active pharmaceutical ingredients to third parties have historically represented less than 1% of consolidated revenues. Our primary reason for manufacturing active pharmaceutical ingredients is to support our pharmaceutical manufacturing operations.

     Due to increased competition from other generic pharmaceutical manufacturers as they gain regulatory approvals to manufacture generic products, selling prices and related profit margins tend to decrease as products mature. Thus, our future operating results are dependent on, among other factors, our ability to introduce new products. In addition, our operating results are dependent on the impact of pricing pressures on existing products. These pricing pressures are inherent in the generic pharmaceutical industry.

     In 2004, seven product lines accounted for 48% of our consolidated sales. One oral product, warfarin sodium, contributed approximately 10% and 9% to our consolidated sales in 2004 and 2003, respectively. In 2003 and 2002, seven product lines accounted for 54% and 53% of consolidated sales, respectively.

     As evidenced by this year’s sales, our sales of these and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenues of these seven product lines as well as other product lines may increase or decrease in the future.

     Cost of goods sold consists of direct costs and allocated costs. Direct costs consist of raw materials, packaging materials and direct labor identified with a specific product. Allocated costs are costs not associated with a specific product. Since the allocation of various elements of overhead to individual products or product lines is to some extent arbitrary, it is not practical to determine the specific amount or percentage of our profits that may be attributed to any individual product or product line.

     Certain customary industry selling practices affect our supply of working capital, for example, industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand, we try to maintain adequate levels of inventories. Increased demand for existing products and preparation for new product launches, the exact timing of which cannot be determined accurately, have generally resulted in higher levels of inventory. However, anticipated growth in sales of any individual product or of all products may not materialize. Consequently, inventories prepared for these sales may become obsolete and have to be written off.

     Another industry practice that impacts upon our working capital is the provision of favorable payment terms to customers and the discounting of selling prices through the issuance of free products as well as other incentives within a specified time frame if a customer purchases more than a specified threshold of product. Such incentives are provided primarily with the intention of maintaining and expanding our distribution to the detriment of competing products.

Another such industry practice causes us to provide some of our customers with limited rights to return products, receive rebates, assert chargebacks and take other deductions with respect to sales that we make to them. See “Critical Accounting Policies – Allowance for sales deductions and product returns”. The exercise of these rights by customers to which we have granted them has an impact, which may be substantial, upon our accounts receivable from those customers. In addition, because we operate in a highly competitive environment, our days’ sales in accounts receivable may, from time to time, exceed company terms. This issue, if any, is one of timing, not collectibility. Thus, for example, in our press release dated February 17, 2004, we acknowledged that we had higher than expected trade accounts receivable due to a payment timing issue with a major customer. This customer mailed us a payment on December 30, 2003, in the amount of $12.5 million. The payment arrived on January 5, 2004.

     Similarly, disputes concerning chargebacks and other sales deductions are common and occur in the ordinary course of business. For example, in 2003 we increased the price for certain of our products to the trade, including to certain wholesale customers. When these wholesale customers sold merchandise to third parties acquired under their old cost, they submitted to us chargebacks based on their new cost. In error, they withheld the difference between their new and old costs. The amount withheld initially totaled $20 million. During the second half of 2004, $9 million of such amount was paid to us. The revenue for the merchandise was recognized appropriately by us at the old (lower) price and we believe that our recognition of revenue was appropriate. Moreover, on the basis of active discussions to resolve the remainder of the disputed deductions, we believe that the remainder of the amounts withheld will be collected.

     After adjustment for these two events, our days sales outstanding, or DSOs, at year end 2003 and at the end of the first quarter of 2004 would have been 125 and 126, as compared to 139 and 148, before such adjustment. For December 31, 2000, 2001, 2002, 2003 and 2004, our DSO’s as adjusted for the events described above, were 137, 100, 119, 125 and 144 days, respectively, or an average of 125 days.

     Sales during the first half of 2004 were substantially lower than sales during the second half of the year. The DSO is computed by dividing the adjusted accounts receivable at the end of the year, including the reserve established for the acquired Medicis products, by the average daily sales during the year. Using this formula, the lower sales in the first half of the year increases the DSOs when calculated on an annual basis. Accounts receivable at year end, however, are principally the result of sales made during the second half of the year. When average daily sales for the second half of the year are used in the same formula, the results are DSOs of 130 days, which is consistent with the Company’s historical trends.

     In light of the level of accounts receivable, we continuously monitor our aged receivables and our customers’ creditworthiness. In addition, we maintain accounts receivable insurance to protect us from possible payment defaults by our customers. We also engage in active and intensive collection efforts as necessary.

     The decision to purchase APIs is a function of our sales forecast and prevailing prices in the market. When appropriate purchasing opportunities arise, the Company may acquire certain APIs in excess of its ordinary requirements or rate of growth.

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

     The following is a summary of certain policies that have a critical impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results;

Revenue Recognition. In accordance with Staff Accounting Bulletin 104 and SFAS 48, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is determinable, payment is reasonably assured and product returns can be reasonably estimated. We ship products to our customers only in response to, and to the extent of, the orders that they submit to us.

Allowance for sales deductions and product returns. When we recognize and record revenue from the sale of our pharmaceutical products, we simultaneously record an estimate of various future costs related to the sale. This has the effect of reducing the amount of reported product sales. These costs include our estimates of product returns, rebates, chargebacks and other sales deductions. Chargebacks result from price arrangements we have with end-user customers establishing contract prices which are typically lower than the wholesalers’ acquisition costs or invoice prices. When these customers buy our products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to us for the difference between the invoice price and the end-user contract price. In addition, it is customary in the generic industry to grant customers shelf-stock adjustments based on customers’ existing levels of inventory and the decrease in the market price of the related product. When market prices for our products decline, we may therefore elect to provide shelf-stock adjustments and thereby allow our customers with existing inventories to compete at the lower product price. We use these shelf-stock adjustments to support our market position and to promote customer loyalty. Also, consistent with industry practice, we maintain a return policy in some markets that allows our customers to return products within a specified period before, and subsequent to, the products’ expiration dates. We base our estimates for sales deductions on a variety of factors, including actual experience of products returned, rebate agreements for each product and estimated sales by our wholesale customers to third parties who have contracts with us. Although these estimates are based upon extensive and substantial historical data that we use to arrive at these estimates, actual experience associated with any of these items may, in the future, differ materially from our estimates. We review the factors that influence our estimates periodically. If actual product returns, credits and other sales deductions differ from our established reserves, we adjust our estimates and reserves. If conditions in future periods deviate from their historical pattern, a revision of our estimates may be required. Such revision may affect our reported revenues and results of operations. The following table summarizes the activities for sales deductions:

	Returns and
	Price	Doubtful	Total
	Adjustments	Accounts	Allowances
Balance at December 31, 2002	$51,910	$112	$52,022
Sales provisions made in the current period	271,226	52	271,278
Deductions allowed to customers	(278,084)	—	(278,084)
Decrease due to write-offs of uncollectible accounts	—	(23)	(23)

Balance at December 31, 2003	45,052	141	45,193
Sales provisions made in the current period*	364,239	83	364,322
Deductions allowed to customers	(342,661)	—	(342,661)
Decrease due to write-offs of uncollectible accounts	—	(34)	(34)

Balance at December 31, 2004	$66,630	$190	$66,820

*	See Note 1.f to our financial statements included elsewhere in this report.

Our estimates reflect the inherent risks and uncertainties in our industry, which include future changes in: the number of sales contracts to new and existing customers, the price environment for our products, the number of new products introduced to the marketplace, and the number of competing products. Based on such factors, our estimates of the balance for sales provision decreased from $52.0 million at December 31, 2002 to $45.2 million at December 31, 2003 reflecting our assessment of market conditions during the period. As a result of the factors cited above, the reserve established for returns and other deductions for the acquired Medicis products and changes in market conditions for our products, we increased our sales provision resulting in a balance of $66.8 million at December 31, 2004.

Product Rights. Our rights in licensed or acquired products are stated at cost, less accumulated amortization. Product rights are amortized using the straight-line method over their estimated useful lives ranging from five to twenty years. We determine amortization periods for product rights based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. These factors include a product’s position in its life cycle, the existence of like products in the marketplace, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in a product right’s useful life and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decline. For further discussion on Long-lived assets, see Note 2.k to our financial statements included elsewhere in this report.

Deferred Taxes. As of December 31, 2004, deferred tax assets totaled approximately $37.8 million, including $32.8 million in the United States. Of this amount, approximately $28.2 million results from the remaining portion of U.S. loss carryovers that were created in 2001 due to the exercise of stock options and the future benefit from 2004 U.S. operating losses. The remaining deferred tax assets result from miscellaneous temporary differences, most of which represent items that have been accrued for financial statement purposes but not yet deducted for tax purposes.

We estimate that, based on the cost reduction measures implemented during the second half of the year, the tax asset will be realized in coming years. However, in the event that it appears that the amount of these deferred tax assets is greater than the amount that we will more than likely realize, we will reduce the amount at which we carry the deferred tax assets accordingly. Any such reduction would result in a charge to income, in the amount of the reduction, for the period in which the reduction was made. For additional analysis of tax issues, please refer to Note 14 of our consolidated financial statements included elsewhere in this annual report.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected items from our consolidated statement of income as a percentage of total sales:

	Year ended December 31,
	2004	2003	2002
Statement of Income Data:
Sales	100%	100%	100%
Cost of sales	42	32	38

Gross Profit	58	68	62
Operation expenses:
Research and development, net	15	13	12
Selling, marketing, general and administrative	43	31	25

Total operating expenses	58	44	37
Operating income	(0.2)	24	25
Financial expenses, net	2.3	1	—
Other income, net	0	—	—
Income before taxes on income	(2)	23	25
Taxes on income	(6)	4	4

Minority interest in earnings of a subsidiary	—	—	—

Net income	4%	19%	21%

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

Sales. During 2004, our sales decreased by $31.3 million, or 10%, from the amount of sales we reported in 2003. This decrease in sales in 2004 was primarily attributable to reduced purchases by our three major wholesale customers, as we believe these customers reduced the level of inventory they customarily kept on hand in prior periods. These wholesalers purchased $111.5 million during 2004 and $144.1 million during 2003. Sales in the United States during 2004 decreased by $35.4 million, or 12.5% of sales reported in 2003. Sales in Canada increased by $2.8 million, or 18% above 2003 sales while sales in Israel and other international markets increased by $1.4 million, or 8%, from 2003. During 2004, products that we introduced in the United States included phenytoin oral suspension 125 mg/mL clindamycin phosphate topical solution 1%; hydrocortisone butyrate topical solution, 0.1%; terconazole vaginal cream, 0.8%; ammonium lactate lotion, 12%; clotrimazole and betamethasone dipropionate lotion; alclometasone dipropionate ointment, 0.05%; fluconazole tablets in 50, 100, 150, and 200 mg tablets, betamethasone dipropionate ointment augmented, 0.05%; mometasone furoate ointment, 0.1% and cream, 0.1%; and loratadine syrup 5 mg/5 ml. In the United States, we also introduced our ElixSure® brand ibuprofen oral suspension 100mg/5ml; and Kerasal® Lotion, and we entered into an agreement with Medicis pursuant to which Medicis licenses to us dermatologic products, including Lustra® and Lustra-AF®, which are used for the treatment of dyschromia or discoloration of the skin.

Cost of Sales. Cost of sales increased by 17% in 2004, as a result of several factors, including the appreciation of the Canadian dollar, increasing the cost of goods manufactured abroad, as well as a lower level of capacity utilization of our manufacturing facilities, which resulted in a higher level of overhead costs per unit.

Gross Profit. Gross profit was $213.0 million in 2003 and $164.7 million in 2004. This decrease reflects the impact of reduced sales and increased cost of goods for the reasons mentioned above.

Research and Development. Net R&D expenses increased by $1.2 million, or 3%, in 2004. R&D expenses equaled 15% and 13% of sales in 2004 and 2003, respectively. The increase in R&D expenses during 2004 was the result of our continued commitment to research and development. Approximately 80% of the R&D investment was focused on our generic pipeline and the remaining 20% was focused on our proprietary pipeline, which includes products that use our NonSpilTM drug delivery system, Kerasal® lotion, an extension to our Kerasal® line of footcare products, and our new class of non-sedating barbiturate compounds. (See “Item 4 — Information on the Company — History and Development of the Company” for information on the licensing of the rights of Kerasal® and ElixSure®).

Selling, General and Administrative. In 2004, SG&A increased $25.6 million, or 26%, from the amount we recorded in 2003. Our SG&A expenses as a percentage of sales increased from 31% in 2003 to 43% in 2004. Selling and marketing expenses increased by $16.4 million, or 31%, primarily due to increased advertising and promotion of our proprietary OTC product lines, Kerasal® and ElixSure®, as well as the full effect of building and supporting our TaroPharma detail force of approximately 60 representatives who call on physicians. Administrative expenses increased by $9.0 million, or 20%. (See “Item 4 — Information on the Company — History and Development of the Company” for information on the licensing of the rights of Kerasal® and ElixSure®).

Operating Results. Operating income decreased by $75.2 million in 2004. The decrease reflects the decrease in revenues and higher level of product cost, as well as the impact of our marketing and promotional activities to support our proprietary product line and the increased level of R&D investment. The variation in operating income among our geographic areas compensates for the use of their intellectual property and manufacturing facilities to produce our products. Israel and Canada, which bear more risk in terms of deploying more assets to develop and manufacture products, earn a greater share of the profit derived from such products. The USA subsidiary primarily distributes products developed, manufactured or owned by the other subsidiaries.

Financial Expenses. Financial expenses result from interest expense and income, and the impact of currency fluctuations. Net financial expenses increased $4.7 million, or 273%, in 2004. The increase is primarily the result of the full impact of our increased level of borrowing in 2003. This increase in interest expenses was partially offset by interest income that we earned on our cash balances, capitalization of interest expenses related to plant and equipment under construction and hedges against currency fluctuations.

Taxes. Due to the pre-tax loss in 2004, our tax benefit was $17.0 million, as compared with a tax expense of $11.5 million in 2003. Our effective tax rate was 16% on pre-tax income in 2003 (See our discussion on Deferred Taxes under “Critical Accounting Policies”).

Net Income. Our net income decreased by $50.1 million from $61.2 million in 2003 to $11.1 million in 2004, by reason of the factors noted above.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

Sales. During 2003, our sales increased $103.9 million, or 49%, from the amount of sales we reported in 2002. Of this increase, $27.7 million, or 27%, was attributable to the sale of products that we introduced in 2003. The balance of this increase was attributable to increased sales of products which were sold in both 2002 and 2003, including clotrimazole and betamethasone dipropionate cream, our generic version of Lotrisone®, which we began to sell in May 2001. Sales in the United States during 2003 increased $99.3 million, or 54%, from the amount we reported in 2002. Sales in Canada increased by $2.8 million, or 22%, and sales in Israel and other international markets increased $1.8 million, or 12%, from 2002. The products introduced during the year in the United States included betamethasone dipropionate (augmented) cream, ammonium lactate cream and etodolac XR tablets in three strengths, 400, 500 and 600 mg. In the United States, we also introduced our ElixSure® line of products and the four branded products we acquired earlier this year from Medicis.

Our sales in 2003 grew by a greater percentage than our cost of sales primarily because of the following factors:

•	Our sales of newly introduced products, which we sell at higher margins than our existing products, were responsible for most of the increase in our gross profit percentage, which grew from 62.4% to 67.5%.

•	During 2003, we experienced a more “favorable competitive environment for generic products” than in 2002. Such an environment includes, for example, an environment in which our products are the initial generic entrants into the market (and, occasionally, remain the sole generic versions of the product); an environment in which we are able to compete particularly well (for example, because of operational efficiencies or less expensive access to raw materials); and/or an environment in which there is, for any number of reasons (including, for example, a market perception more favorable to our products than to those of our competitors) a particularly great demand for our products.

•	Over the past several years, we have invested in a number of capital projects designed to increase our production efficiency. As demand for our products increased in 2003, we benefited from economies of scale which decreased our per unit cost of production.

Cost of Sales. Cost of sales increased by 29% in 2003, as a result of the 49% increase in sales described above.

Gross Profit. Gross profit margin increased from 62% in 2002 to 68% in 2003. The increase reflects a higher level of branded product sales and a more favorable competitive environment for generic products.

Research and Development. Net R&D expenses increased $14.2 million, or 54% in 2003. R&D expenses equaled 13% and 12% of sales in 2003 and 2002, respectively. The increase in R&D expenses during 2003 was the result of expanding our research facilities, recruiting additional scientists, and pursuing more projects.

Selling, General and Administrative. In 2003, SG&A increased $45.2 million, or 86%, from the amount we recorded in 2002. Our SG&A expenses as a percentage of sales increased from 25% in 2002 to 31% in 2003. Selling and marketing expenses increased $32.4 million, or 162%, primarily due to the recruitment of representatives who call on physicians and promotional campaigns, including media advertising, aimed at supporting our branded initiatives in the United States. General and administrative expenses increased $12.8 million, or 39%, primarily due to investments in personnel, facilities and infrastructure necessary to accommodate continued growth and expansion in the United States and other markets.

Operating Results. Operating income increased $21.4 million, or 40%, in 2003. The increase was primarily the result of increased sales and improved gross profit margins. The variation in operating income among our geographic areas compensates for the use of their intellectual property and manufacturing facilities to produce our products. Israel and Canada, which bear more risk in terms of deploying more assets to develop and manufacture products, earn a greater share of the profit derived from such products. The USA subsidiary primarily distributes products developed, manufactured or owned by the other subsidiaries.

Financial Expenses. Net financial expenses increased $1.5 million, or 962%, in 2003. The increase is primarily the result of a higher level of interest expenses as we increased our level of borrowing during the second half of 2003. The increase in interest expenses was partially offset by interest income that we earned on our cash balances and from hedges against currency fluctuations.

Taxes on Income. Due to a higher level of pre-tax income, our tax expense increased $3.1 million, or 36%, in 2003. Our effective tax rate was 16% in both 2002 and 2003.

Net Income. Our net income increased $16.6 million from $44.6 million in 2002 to $61.2 million in 2003, an increase of 37%, based on the factors cited above.

     The years 2002-2003 represented a period of rapid growth for the Company. It is typical during such a period for a company to experience an increase in accounts receivable and inventories. In light of the growing demand for our products that we experienced during this period, we decided to increase our inventories in order to assure uninterrupted supply of our products to our customers. This was the main reason for our lower level of cash generated from operating activities during 2003.

IMPACT OF INFLATION, DEVALUATION (APPRECIATION) AND EXCHANGE RATES ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

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

     The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

				Rate of Devaluation
				(Appreciation)				Rate of Exchange of
	Rate of Inflation			Against U.S. Dollar				U.S. Dollar
Year	Israel(1)		Canada(2)	Israel(1)		Canada(3)		Israel(1)	Canada(3)
2000	0.0%		3.2%	(2.7%	)	3.9%		4.04	1.50
2001	1.4%		0.7%	9.3%		6.2%		4.42	1.59
2002	6.5%		3.9%	7.2%		(1.2%	)	4.74	1.58
2003	(1.9%	)	2.0%	(7.6%	)	(17.8%	)	4.38	1.29
2004	1.2%		2.1%	(1.6%	)	(6.9%	)	4.31	1.20

Sources: (1) Bank of Israel. (2) Statistics Canada. (3) Bank of Canada.

     B. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

     Cash and cash equivalents decreased by $60.5 million to $98.6 million at December 31, 2004. This decrease funded our working capital requirements, capital investments, and product acquisition programs. Trade accounts receivable increased by 3.4% to $124.7 million at December 31, 2004. Inventory levels increased by 2% to $86.6 million, reflecting our policy of maintaining sufficient finished goods required to meet customer demand. Shareholders’ equity increased from $347.4 million at December 31, 2003 to $368.1 at December 31, 2004, principally due to retained earnings and foreign currency fluctuations.

     Cash used in operating activities for the year ended December 31, 2004 was $21.8 million as compared to cash provided by operating activities of $5.2 million in the prior year. The decrease in cash from operations is the result of increases in trade receivables and inventory, which were partially offset by higher amortization and depreciation, our net income and other working capital items.

     Our long-term debt outstanding as of December 31, 2004 was approximately $204.3 million, including current maturities of $16.9 million, and was comprised of the following:

•	bonds payable of $129.1 million;

•	obligations of $37.6 million under bank agreements; and

•	mortgage payable and other obligations of $38.9 million.

     Our loans from institutional investors and bond obligations consist of the following, in thousands:

Amount	Linkage	Rate	Maturity
$13,753	Israel CPI(a)	8.25%	2005-2010
$49,275	Israel CPI(a)	5.80%	2005-2014
$ 2,950	Dollar	Libor + 2.25%	2005-2014
$ 1,773	Dollar	Libor + 2-3%	2005-2010
$44,500	Dollar	6%	2005-2010
$15,500	Dollar	Libor + 2.25%	2005-2010

(a)	We have a contract to hedge our exposure to CPI fluctuations in Israel.

     Covenants in some of our loan agreements stipulate that our debt to equity ratio may not exceed 2:1 and that our current ratio may not be lower than 1:1. In addition, the loan agreements that the Company entered into during 2003 require that, prior to incurring additional debt in Israel, the Company’s interest coverage ratio be greater than 2:1 to be measured on April 1 of each year of the loan, commencing on April 1, 2005. The interest coverage ratio is defined as earnings before interest, taxes, depreciation, and amortization, or EBITDA, divided by net interest expenses plus the current principal repayment.

     In the first quarter of 2005, the loan agreements entered into by the Company in May 2003 and November 2003 were amended to defer measurement of the interest coverage ratio until April 1, 2006. In addition, the Company undertook, with two of the institutional investors who had made loans to the Company of approximately $6.5 million, to perform a review of the Company’s compliance with the interest coverage ratio on August 15, 2005, with respect to the 12-month period ending June 30, 2005. These covenants, as amended, may restrict the Company’s ability to incur additional debt in Israel.

     We anticipate that our cash balances and operating cash flow, together with available borrowings under our credit facilities and cash balances, will be sufficient to meet all of our working capital, capital expenditure and interest requirements for both the short-term and the foreseeable future. For information with respect to commitments for future capital expenditures, please see Note 5(d) to our consolidated financial statements included elsewhere in this annual report.

CAPITAL EXPENDITURES

     We invested $72.3 million in capital equipment and facilities in the year ended December 31, 2004 and $94.4 million during the year ended December 31, 2003. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel, Canada, Ireland, and the United States, and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure, to enable more efficient production scheduling and enhanced inventory analysis. See Note 5 to our consolidated financial statements included elsewhere in this annual report.

Tax Matters

Tax Loss Carryforward and Effective Tax Rates

     As of December 31, 2004, on an unconsolidated basis, we had available tax loss carryforwards of $1.3 million in Israel, $6.8 million in the United Kingdom, $6.8 million in Ireland and $74.8 million in the United States. The loss carryforward in the United States principally resulted from the exercise by employees of stock options during 2001 and the operating results in 2004. In 2004, we recorded a tax benefit. Our consolidated effective tax rate was 16% in both 2003 and 2002.

Approved Enterprise Status in Israel

     Israeli companies are generally subject to tax at the rate of 35% (declining to 34% in 2005, 32% in 2006, and 30% in 2007) of taxable income. However, our facilities in Israel have received Approved Enterprise status from the Israel Investment Center, which entitles us to receive specified tax benefits. We have received three approvals granting us a package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and we will be eligible for a reduced tax rate of between 10% and 25% for two additional years. Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from corporate tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years. Under the third approval (benefit period starting 2003), our undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan. We will be eligible for a reduced tax rate of between 10% and 25% for thirteen additional years thereafter. Under the fourth approval (benefit period most likely to be implemented during 2005), our undistributed income, derived from this approval, will be exempt from corporate tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter. All of these programs are subject to time limits imposed by the Law for Encouragement of Capital Investments, 1959 and based upon the level of foreign ownership in our company in each tax year. To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%. Currently, we exceed this level. As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli tax rate.

     C. RESEARCH AND DEVELOPMENT, PATENTS, TRADEMARKS AND LICENSES

     Most of our sales are derived from products that are the result of our own research and development. We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

     In 1991, we formed the Taro Research Institute for the purpose of consolidating our pharmaceutical and chemical research activities. The Institute coordinates all of our research and development activities on a global basis.

     Recruiting talented scientists is essential to the success of our research and development programs. Approximately 20% of our employees work in our worldwide research and development programs. More than 90 of our scientists hold either M.D. or Ph.D. degrees.

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

Generic Pharmaceuticals

     In 2004, we received several product approvals in Canada, Israel and the United States. The following table sets forth the approvals received in the United States from the FDA from January 1, 2004 through June 20, 2005:

Brand Name*
FINAL NDA APPROVAL
Ibuprofen Oral Suspension	ElixSure®

FINAL ANDA APPROVALS
Alclometasone dipropionate ointment, 0.05%	Aclovate®
Ammonium lactate lotion, 12%	Lac-Hydrin®
Betamethasone dipropionate ointment (augmented) 0.05%	Diprolene®
Ciclopirox olamine cream, 0.77%	Loprox®
Ciprofloxacin tablets 100, 250, 500, 750 mg	Cipro®
Clindamycin phosphate topical solution	Cleocin®
Clotrimazole and betamethasone dipropionate lotion	Lotrisone®
Fluconazole tablets 50, 100, 150 and 200 mg	Diflucan®
Halobetasol ointment, 0.05%	Ultravate®
Hydrocortisone butyrate ointment, 0.1%	Locoid®
Hydrocortisone butyrate solution, 0.1%	Locoid®
Loratadine syrup, 5 mg / 5 mL	Claritin®
Miconazole nitrate vaginal cream, 4%	Monistat®
Mometasone furoate cream, 0.1%	Elocon®
Mometasone furoate ointment, 0.1%	Elocon®
Phenytoin oral suspension, 125 mg / 5 mL	Dilantin®
Terconazole vaginal cream, 0.4%	Terazol®
Terconazole vaginal cream, 0.8%	Terazol®
Fluticasone propionate ointment, 0.005%	Cutivate®

TENTATIVE ANDA APPROVALS
Gabapentin oral solution, 250 mg / 5 mL	Neurontin®
Mometasone furoate topical solution, 0.1% (lotion)	Elocon®

*	The above trademarks are the property of their respective owners.

     As of June 20, 2005, we had 25 of our ANDAs, including two tentative approvals, and one NDA under review by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors.

Proprietary Technologies

     T-2000

     We are currently preparing for Phase III studies in Canada for T-2000, our non-sedating barbiturate compound developed by us. These trials will be directed toward the treatment of essential tremor. However it is important to note that there can be no assurance of the successful completion of Phase III testing, the approval by any regulatory authority of the drug, or the commercial success of the drug if and when approved.

     NonSpil™

     We also continue to work on our NonSpil™ liquid drug delivery system, which allows liquid medications to pour, but not spill, thereby increasing the accuracy of dosage and ease of use. NonSpil™ development activities include improving product formulations, refining taste and texture, “scaling up” from laboratory sized manufacturing to commercial sized manufacturing.

     In the second half of 2003, the Company started marketing ElixSure® in the U.S. ElixSure® is a line of children’s OTC medication using the NonspilTM vehicle. On March 3, 2005, the Company divested the ElixSure® product line in North America. However, the Company will continue to develop prescription products using the NonspilTM delivery system. In addition, the Company will continue to manufacture and supply ElixSure® products from its Canadian plant.

Patents, Trademarks and Licenses

     We have filed and received patents in the United States for a variety of products and processes, including:

•	a class of anticonvulsant, tranquilizer and muscle relaxant drugs;

•	a class of antiarrhythmic drugs;

•	novel oral delivery for pharmaceutical and related products; and

•	the synthesis and formulation of certain of our products.

We do not believe that any single patent or license is of material importance to us in relation to our current commercial activities.

     We have registered trademarks in the United States and in Canada. Moreover, we have recently acquired the rights to use the A/T/S®, Kerasal®, Ovide®, Primsol®, Lustra®, and Topicort® trademarks in the United States. Taro U.S.A. typically does not use trademarks in the sale and marketing of its generic products. On March 3, 2005, the Company divested the Kerasal® and Primsol® trademarks.

     From time to time, we seek to develop products for sale in various countries prior to patent expiration. In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Drug Price Competition and Patent Term Restoration Act of 1984 (“Hatch-Waxman Act”), as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of a NDA, that we believe that the patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) for the new drug are either invalid or not infringed by our product. To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of patents listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval. We may also be involved in patent litigation with third parties to the extent that claims are made that our finished product, an ingredient in our product, or our manufacturing process, may infringe the innovator’s or third party’s process patents. We may also become involved in patent litigation in other countries where we conduct business, including Israel, and Canada and various countries in Europe.

     D. TREND INFORMATION

     Please see “Item 4-Information on the Company” and “Item 5-Operating and Financial Review and Prospect” for trend information.

     E. OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have any material off-balance sheet arrangements.

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table describes the payment schedules of our contractual obligations as of December 31, 2004, in millions:

	Payments due by period (in millions)
		Less than	1-3	3-5	Over 5
Type of Contractual Obligation	Total	1 year	years	years	years
Operating lease obligations	$5.9	$1.6	$2.9	$1.2	$0.2
Purchase obligations	11.5	11.5	—	—	—
Long-term debt obligations	204.3	16.9	65.9	53.9	67.6

Total	$221.7	$30.0	$68.8	$55.1	$67.8

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     The following table lists our current directors and executive officers as of June 15, 2005:

Name	Age	Position
Barrie Levitt, M.D.	69	Director and Chairman of the Board of Directors
Daniel Moros, M.D.	57	Director and Vice Chairman of the Board of Directors
Myron Strober, C.P.A.	75	Director and Chairman of the Audit Committee
Heather Douglas, Esq.	50	Director
Micha Friedman, Ph.D.	64	Director
Eric Johnston, Esq.	60	Director
Gad Keren, M.D.	53	Director
Tal Levitt, Esq.	35	Director
Ben Zion Hod, C.P.A.	51	Director (1)
Haim Fainaro, C.P.A.	62	Director (1)
Samuel Rubinstein	65	Senior Vice President and General Manager
Kevin Connelly, C.P.A.	44	Senior Vice President, Chief Financial Officer
Avraham Yacobi, Ph.D.	59	Senior Vice President, Research and Development
Zahava Rafalowicz	58	Group Vice President, Sales and Marketing and Deputy General Manager, Israel
Mariana Bacalu	55	Vice President, Pharmaceutical Production
Hannah Bayer, C.P.A.	55	Vice President, Chief Accounting Officer
Marc Coles, Esq.	48	Vice President, General Counsel
Puah Dekel	45	Vice President, Administration, Israel
Yohanan Dichter	58	Vice President, Quality Assurance
Roman Kaplan, Ph.D.	59	Vice President, Technical Operations, Pharmaceuticals
Iftach Katz	41	Vice President, Technical Services, Israel
Alon Korb	46	Vice President, Engineering and Projects, Israel
Sigalit Portnoy, Ph.D.	41	Vice President, Haifa Operations
Tzvi Tal	55	Vice President, Information Technology, Israel

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.

Certain Familial Relationships

     Tal Levitt is the daughter, and Dr. Daniel Moros is a first cousin, of Dr. Barrie Levitt.

Business Experience

     Barrie Levitt, M.D. became Chairman of our board of directors in 1991. Dr. Levitt has been a director since 1963. Dr. Levitt, a pharmacologist (basic as well as clinical), has been involved in pharmacologic research and clinical cardiology since 1963. From 1974 to 1977, he was Professor of Medicine and Pharmacology and Director of Cardiology and Clinical Pharmacology at New York Medical College. From 1977 to 1985, he was Clinical Professor of Medicine and Visiting Professor of Pharmacology at the Albert Einstein College of Medicine in New York. From 1982 to 2000, he was Chairman of the Committee on Clinical Investigations at that institution. Dr. Levitt is a Fellow of the American College of Cardiology and of the American College of Clinical Pharmacology. He is a member of the American Society for Pharmacology and Experimental Therapeutics. In addition, Dr. Levitt served as a consultant to the FDA from 1971 through March 1991, when he resigned in order to increase his involvement in our company.

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

     Micha Friedman, Ph.D. was elected to our board of directors in 2002 and is currently a Professor in the Department of Pharmacy at the Hebrew University of Jerusalem in Israel. He has served as Dean of the School of Pharmacy of the Hebrew University and has published numerous articles both in Israel and internationally. He is also a member of many professional pharmaceutical societies.

     Eric Johnston, Esq. was elected to our board of directors in 1984. Mr. Johnston is currently an attorney in Ottawa and consultant to the Canadian law firm of Perley-Robertson, Hill and McDougall LLP. From 1974 to 1998, Mr. Johnston served as a Deputy Regional Solicitor of The Regional Municipality of Ottawa-Carleton, Ontario, Canada and from 1998 to 2001 as Regional Solicitor and Counsel.

     Gad Keren, M.D. served on our board of directors from 1991 to 2000 and was reelected in 2001. Dr. Keren is currently Chairman of the Cardiology Department at the Tel Aviv Medical Center, where he was named Professor of Cardiology in 1995, and he has been secretary of the Israel Cardiology Society since 1991. Dr. Keren was a research fellow at the National Institute of Health in 1989 and 1990. Dr. Keren also acts as a research consultant to the Taro Research Institute (Institute).

     Tal Levitt, Esq. was elected to our board of directors in 1998. Ms. Levitt joined our company in 1995 as Associate Counsel and currently serves as Senior Vice President, Corporate Affairs and Treasurer of Taro U.S.A. She previously worked as a corporate attorney at the New York law firm of Jenkens Gilchrist Parker and Chapin, LLP from 1994 to 1995.

     Ben Zion Hod, C.P.A. was elected to our board of directors in 2003 as a statutory independent director. Mr. Hod is a certified public accountant in Israel and for the past 11 years, has served as company comptroller for Zim Integrated Shipping Services Ltd.. Prior to joining Zim, Mr. Hod was a senior manager at Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. Mr. Hod previously served as a public director of the Company from 1993 to 1998.

     Haim Fainaro, C.P.A. was elected to our board of directors in 2003 as a statutory independent director. He is a certified public accountant in Israel, managing a private accounting practice in Tel Aviv since 1969. Mr. Fainaro has previously served as the Company’s internal auditor in Israel and as public director from 1988 to 1993.

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

     Hannah Bayer, C.P.A. joined our company in 2001 as Vice President and Chief Accounting Officer. Ms. Bayer is a Certified Public Accountant in Israel. From 1999 to 2000, she served as Chief Financial Officer of Omrix Biopharmaceuticals, Ltd. From 1990 to 1999, Ms. Bayer held several financial positions in Teva Pharmaceutical Industries Ltd.

     Marc Coles, Esq. joined our company in 1992 as in-house legal counsel in Israel and currently serves as our General Counsel responsible for legal affairs in Israel. Before joining our company, Mr. Coles was the Director of Regulatory Affairs for Biodan Medical Systems, Rehovot, Israel.

     Puah Dekel joined our company in 1987 in our Human Resources Department. She served as the Director of Human Resources for the company from 1990 until 2003. Mrs. Dekel currently serves as Vice President, Administration, Israel. Prior to joining the company, she worked in the field of human resources for various companies, including Bank Leumi.

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

     Alon Korb joined our company in 2002 and is currently serving as Vice President, Engineering and Projects in Israel. Prior to joining our company, Mr. Korb was the Facilities Manager for Tower Semiconductor Ltd. in Israel, responsible for engineering, maintenance and the management of large-scale projects. He has extensive experience in engineering, industrial plant operations and project management.

     Sigalit Portnoy, Ph.D. joined our company in 1997 as Head of Sterile Production. Thereafter, she was promoted to the position of Pharmaceutical Production Manager and subsequently as Vice President, Training and Planning. Dr. Portnoy is presently the Site Manager, Operations, Haifa, Israel. From 1990 to 1997, she taught at the Technion Institute, Israel.

     Tzvi Tal joined our company in 1996 and currently serves as our Vice President, Information Technology in Israel. He is responsible for all information technology programs at our facilities in Israel. From 1977 to 1996, Mr. Tal was Head of Information Technology for the Vargus Group and Plant Manager for Egmo Industries.

     B. COMPENSATION

     Our directors, other than the statutory independent directors, are paid $6,000 per year for their service as directors. Directors who are not executive officers are also paid $500 for each meeting of our board of directors that they attend. Because of the increased responsibilities imposed by the Sarbanes-Oxley Act, the Chairman of our Audit Committee receives additional compensation of $6,000 per year. Our statutory independent directors, as defined under Israeli law, may not be compensated in connection with their services as statutory independent directors in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder. Each of our statutory independent directors receives $390 as a participation fee for each board meeting that he attends and $6,400 as an annual fee.

Cash Compensation of Executive Officers

We paid an aggregate of $5,482,947 to all of our directors and officers (24 persons) for services rendered to us in all capacities during the year ended December 31, 2004. This amount does not include certain additional benefits which, as to all directors and officers as a group, aggregated approximately $100,000.

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

     Our board of directors currently consists of ten directors. The following members of our board of directors have been determined to be independent within the meaning of applicable Nasdaq regulations: Myron Strober, C.P.A., Heather Douglas, Esq., Micha Friedman, Ph.D., Eric Johnston, Esq., Gad Keren, M.D., Ben Zion Hod, C.P.A. and Haim Fainaro, C.P.A. The board of directors includes two statutory independent directors, Ben Zion Hod, C.P.A. and Haim Fainaro, C.P.A., mandated under Israeli law and subject to additional criteria to help ensure their independence. See “— Statutory Independent Directors” below.

     According to our Articles of Association (as amended in 2002), our board of directors may neither consist of fewer than five directors nor more than 25 directors. The Companies Law, as amended, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to and will only enter into effect upon promulgation of regulations by the Israeli Minister of Justice. Such regulations have not yet been published. The board of directors must make such determination by no later than 90 days following publication of such regulations.

     Our directors, other than our statutory independent directors, are elected at annual general meetings of our shareholders, which are required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may also be appointed, whether to fill vacancies or as additional members of the board of directors, by a resolution passed at an extraordinary general meeting of our shareholders. Likewise, in the event of a vacancy, the board of directors is empowered to appoint a director to fill such vacancy until the next annual general meeting of shareholders. A director holds office until the next annual general meeting, unless he or she resigns or is earlier removed from office by an ordinary resolution passed at an extraordinary general meeting of our shareholders.

Statutory Independent Directors

     Qualifications of Statutory Independent Directors

     Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public, in or outside of Israel, are required to elect two statutory independent directors. The Companies Law provides that a person may not be elected as a statutory independent director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s election to serve as a statutory independent director, or had, during the two years preceding that date, any affiliation with:

•	our company;

•	any entity controlling our company; or

•	any entity controlled by our company or under common control with our company.

The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control of the company, and service as an office holder.

     The Companies Law defines the term “office holder” as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, or any manager that reports directly to the general manager. The Companies Law further provides that no person can serve as a statutory independent director if the person’s other positions or other business creates, or may create, a conflict of interest with the person’s responsibilities as a statutory independent director or may otherwise interfere with the person’s ability to serve as a statutory independent director. Until the lapse of two years from termination of office, a company may not engage a statutory independent director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     A person shall be qualified to serve as a statutory independent director only if he or she possesses accounting and financial expertise or professional qualifications. At least one statutory independent director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are subject to promulgation of regulations by the Israeli Minister of Justice in consultation with the Israeli Securities Authority, which have not yet been published; moreover, these criteria do not apply to external directors appointed before the recent amendment to the Companies Law but will apply to their reappointment for an additional term.

     Election of Statutory Independent Directors

     Statutory independent directors generally are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority includes at least one third of the shares of non-controlling shareholders (as defined in the Companies Law) or their representatives voted at the meeting in favor of the election; or

•	the total number of shares voted against the election of the statutory independent director by the non-controlling shareholders does not exceed one percent of the aggregate voting rights in the company.

     The initial term of a statutory independent director is three years and may be extended for three additional years. Statutory independent directors may be removed from office only by the same percentage of shareholders as is required for their election or by a court, if the statutory independent directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one statutory independent director, except for the audit committee which is required to include all the statutory independent directors.

     Our statutory independent directors, Ben Zion Hod and Haim Fainaro, were elected by our shareholders in 2003, pursuant to the provisions of the Israeli Companies Law for initial three year terms, which will end on July 31, 2006 and August 28, 2006, respectively.

Alternate Directors

     Pursuant to our Articles of Association and the Israeli Companies Law, any director may appoint, by written notice to us, any person who is not serving as a director, or as an alternate director, to serve as an alternate director and may also remove such alternate director. An alternate director possesses all the rights and obligations of the appointing director except that the alternate, in his capacity as such, has no standing at any meeting if the appointing director is present. Unless the appointing director limits the time or scope of the appointment, it shall be effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not diminish the responsibility of the appointing director as a director.

Committees

     Subject to the provisions of the Israeli Companies Law, our board of directors may delegate its powers to certain committees comprised of board members. Pursuant to the Companies Law, any committee of the board of directors that is authorized to perform any function of the board, must include at least one statutory independent director. Our board of directors has formed Audit, Executive, Finance, Compensation and Stock Option committees.

Audit Committee

     Under the Israeli Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including both statutory independent directors, but excluding:

•	the chairman of the board of directors; and

•	a controlling shareholder or a relative of a controlling shareholder and any director employed by our company or who provides services to us on a regular basis.

     As of June 15, 2005, our audit committee consisted of the following directors: Myron Strober, Chairman, Eric Johnston, Heather Douglas, Ben Zion Hod, and Haim Fainaro, all of

whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

     The role of the audit committee is, among other things, to examine flaws in our business management, in consultation with the and the independent accountants and to propose remedial measures to the board. The audit committee is responsible for making proposals to the board with respect to the compensation of our executive officers. Thus, the determination, or recommendation for determination, of the compensation of our executive officers is made by a majority of our independent directors (as defined by the applicable Nasdaq rules).

Audit Committee Report

     The audit committee has reviewed and discussed with management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2004.

     The audit committee has also discussed with Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, the matters required to be discussed by the Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants.

     Based on the reviews and discussions referred to above, the audit committee has recommended to the board of directors of the Company that the audited consolidated financial statements referred to above be included in this Form 20-F for the year ended December 31, 2004.

     Approval of Interested Party Transactions

     The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with the Company’s controlling shareholders or with its office holders unless at the time of approval the two statutory independent directors are serving as members of the audit committee and at least one of our statutory independent directors serving as members of our audit committee was present at the meeting in which such approval was granted. A controlling shareholder is defined in the Companies Law for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company, provided that two or more persons holding voting rights in the company who each have a personal interest in the approval of the same transaction shall be deemed to be one holder.

     Audit committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the company, or for the provision of insurance or an undertaking to indemnify any office holder who is not a director of the company. In addition, among other things the audit committee must approve contracts between the company and any of its directors relating to the service or employment of a director.

     Internal Auditor

     Under the Companies Law, the board of directors is required to appoint an internal auditor proposed by the audit committee. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of our outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. Mr. Elisha Sa’ar, C.P.A., an independent public accountant, currently serves as our internal auditor. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting and the internal auditor may participate in all audit committee meetings. In addition, there are two employees whose sole responsibilities are to perform internal audit functions.

     Compensation Committee

     The compensation committee is responsible for making proposals to the board with respect to the compensation of employees other than executive officers. However, the determination, or recommendation for determination, of the compensation of our executive officers is made by the audit committee which is a majority of our independent directors (as defined by the applicable Nasdaq rules). As of June 15, 2005, our compensation committee consisted of the following directors: Tal Levitt, Esq., Chair, Myron Strober, C.P.A., Eric Johnston, Esq., and Ben Zion Hod, C.P.A.

     D. EMPLOYEES

     The following table sets forth the number of our employees as of December 31, 2004:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	35	39	165	1	2	218
Administration	48	33	127	8	3	243
Research and Development	139	76	36	12	1	264
Production and Quality Control	376	214	0	32	—	622

Total	598	362	328	53	6	1,347

     As part of the Company’s efforts to control costs during 2004, our work force was reduced by approximately 10%.

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

     E. SHARE OWNERSHIP

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of May 31, 2005. The percentage of ownership is based on 29,530,535 ordinary shares outstanding as of May 31, 2005. Ordinary shares subject to options currently exercisable, or exercisable within 60 days of May 31, 2005, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

Percentage of
	Number of	Outstanding Ordinary
Name	Ordinary Shares	Shares
Barrie Levitt, M.D. (1)	1,206,232	4.1%
Daniel Moros, M.D. (2)	820,851	2.8%
Tal Levitt, Esq.	569,514	1.9%
Myron Strober, C.P.A.	*	*
Heather Douglas, Esq.	*	*
Micha Friedman, Ph.D	*	*
Eric Johnston, Esq	*	*
Gad Keren, M.D.	*	*
Ben Zion Hod, C.P.A.	*	*
Haim Fainaro, C.P.A.	*	*
Samuel Rubinstein	*	*
Kevin Connelly, C.P.A.	*	*
Avraham Yacobi, Ph.D	*	*
Zahava Rafalowicz	*	*
Mariana Bacalu	*	*
Hannah Bayer, C.P.A.	*	*
Marc Coles, Esq.	*	*
Yohanan Dichter	*	*
Roman Kaplan, Ph.D	*	*
Iftach Katz	*	*
Sigalit Portnoy, Ph.D	*	*
Alon Korb	*	*
Tzvi Tal	*	*
Puah Dekel	*	*
Total for all directors and officers (24 persons) listed above, as a group	2,893,521	9.8%

(1)	Of the ordinary shares beneficially owned by Dr. Levitt, (1) 319,066 ordinary shares are owned individually by Dr. Levitt, (2) 585,780 ordinary shares are held by Dr. Levitt as trustee for trusts established by Dr. Levitt, (3) 12,934 ordinary shares are owned by Dr. Levitt and his wife as joint tenants, (4) 780 ordinary shares are owned by Morley and Company, Inc., or Morley, which is controlled by Dr. Levitt, (5) 198,032 ordinary shares are owned by Orenova Corporation, which is wholly-owned by Dr. Levitt and members of his immediate family, (6) 24,200 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Levitt that are presently exercisable, (7) 65,440 ordinary shares are owned by Taro Research Foundation, Inc., or the Research Foundation, a charitable foundation established by Dr. Levitt. In addition, Dr. Levitt has the right to appoint a majority of the Board of Directors of Morley and Company, Inc. which owns all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

In 2001, the Research Foundation was created by means of a gift of 65,440 shares from the Levitt Family. The members of the Foundation are: Dr. Barrie Levitt, Dr. Daniel Moros, Tal Levitt, Dr. Jacob Levitt, and Taro U.S.A.,and its trustees are: Dr. Barrie Levitt and Dr. Daniel Moros. The purpose of the Foundation is to make charitable contributions to health related educational and research institutions.

(2)	Of the ordinary shares owned by Dr. Moros, (1) 353,217 ordinary shares are owned individually by Dr. Moros, (2) 190,960 ordinary shares are held by Dr. Moros as co-trustee of the Nathan Moros Trust, (3) 253,574 ordinary shares are held by Dr. Moros as trustee for trusts established by Isabel Moros, and (4) 23,100 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Moros that are presently exercisable.

*	Less than 1%

     As of May 31, 2005, the directors and executive officers listed above, as a group, held options to purchase 611,650 of our ordinary shares at a weighted average exercise price of $21.53, such options expiring between June 2005 and January 2015.

Stock Option Plans

     From time to time, we have granted options to purchase our ordinary shares. As of May 31, 2005, there were 1,472,278 options outstanding to acquire our ordinary shares.

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

     As of June 16, 2005, 158,623 ordinary shares were subject to outstanding options. Of such options, 62,000 (at an average exercise price of $2.87 per share) were held by executive officers; 50,000 (at an average exercise price of $2.96 per share) were held by directors who are not executive officers; and 46,623 (at an average exercise price of $2.86 per share) were held by other persons. None of such options was an SAR.

     1999 Stock Incentive Plan

     Our 1999 Stock Incentive Plan was unanimously adopted by our board of directors on March 10, 1999, and was approved at the annual meeting of shareholders held on July 29, 1999. An amendment that had been previously adopted by our board of directors was approved at the annual meeting of shareholders held on August 5, 2004. The purpose of the 1999 Stock Incentive Plan is to attract, retain and provide incentives to key employees (including directors and officers who are key employees) and to consultants and directors who are not our employees by enabling them to participate in our long-term growth. The total number of ordinary shares with respect to which options and SARs may be granted under the 1999 Plan may not exceed 2,100,000 subject to appropriate adjustment in the event of stock dividends, stock splits and similar transactions.

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

     All key employees and directors of, and consultants to us, (as defined in the 1999 Stock Incentive Plan), are eligible to participate in the 1999 Stock Incentive Plan. However, ISOs may only be granted to employees (including officers and directors who are also employees). Each Outside Director, including statutory independent directors, shall be granted, on the date initially elected a director, a one-time nonqualified option to purchase the Initial Outside Director Award.

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

     As of June 16, 2005, 1,313,655 ordinary shares were subject to outstanding options. Of such options, 423,650 (at an average exercise price of $33.23 per share) were held by executive officers; 76,000 (at an average exercise price of $32.73 per share) were held by directors who are not executive officers; and 814,005 (at an average exercise rice of $33.14 per share) were held by other persons. None of such options was an SAR.

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

     As of December 31, 2004, approximately 125,438 ordinary shares have been purchased through the 2000 Employee Stock Purchase Plan at a weighted average purchase price of $21.06.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

     The following table sets forth certain information as of June 15, 2005, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own more than 5% of our outstanding ordinary shares, and by all of our directors and officers as a group. Except as indicated, each such shareholder has sole voting and investment power with respect to the ordinary shares beneficially owned by such shareholder. Beneficial ownership is determined in accordance with rules of the United States Securities and Exchange Commission and generally includes voting and investment power with respect to our ordinary shares. Percentage ownership is based on 29,530,535 ordinary shares outstanding as of May 31, 2005.

	Ordinary Shares	Percent of Ordinary
Name	Beneficially Owned	Shares Outstanding
Neuberger Berman, Inc./Neuberger Berman, LLC(1)	3,073,632	10.4%
Taro Development Corporation(2)	2,332,937	7.9%
T. Rowe Price Associates, Inc. (3)	1,983,100	6.7%
Franklin Resources, Inc. (4)	1,817,305	6.2%
Brookside Capital Partners Fund, L.P. (5)	1,610,810	5.5%

(1)	Based on information contained in a Schedule 13F filed on February 8, 2005 by Neuberger Berman, LLC.

(2)	Dr. Levitt, Dr. Moros, and their families may be deemed to control all of the ordinary shares owned by TDC by virtue of their ownership of more than 50% of the shares of TDC.

(3)	Based on information contained in a Schedule 13G, filed on February 14, 2005 by T. Rowe Price Associates, Inc.

(4)	Based on information contained in a Schedule 13G, filed on February 14, 2005 by Franklin Resources, Inc.

(5)	Based on information contained in a Schedule 13G, filed on April 12, 2005 by Brookside Capital Partners Fund, L.P.

Founders’ Shares

     At the formation of our company in 1959, two classes of shares were created, founders’ shares and ordinary shares. One third of the voting power of all of our voting shares is allocated to the founders’ shares. Morley and Company, which is controlled by Dr. Levitt, owns all of the 2,600 outstanding founders’ shares. Holders of Morley’s class A shares are entitled to elect one director of Morley and holders of Morley’s class B shares are entitled to elect two directors of Morley.

     As the holder of all of Morley’s class B Shares, Dr. Levitt may cause the election of two of the three directors and, therefore, may be deemed to control the voting and disposition of the founders’ shares.

Voting Power

     As of May 31, 2005, Dr. Levitt, Dr. Moros, Tal Levitt and members of their respective immediate families, in the aggregate, control 45.6% of the voting power in our company by reason of their (i) beneficial ownership, other than through TDC, of an aggregate of 10.5% of our ordinary shares, (ii) their majority ownership of TDC, which owns 7.9% of our ordinary shares, and (iii) Dr. Levitt’s control of Morley, which, through its ownership of the founders’ shares, has one-third of the voting power of our shares.

     As of May 31, 2005 29,530,535 of our ordinary shares were outstanding. They were held of record by 347 persons.

     B. RELATED PARTY TRANSACTIONS

     Not applicable.

     C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Other Financial Information

     We manufacture pharmaceutical products in our facilities in Israel and Canada. A substantial amount of these products are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see “Item 4 — Information on the Company-Business Overview-Sales and Marketing.”

Legal Proceedings

     From time to time, we are a party to routine litigation incidental to our business, none of which, individually or in the aggregate, is expected to have a material adverse effect on our financial position. Prior to 2004, a claim in the approximate amount of $550,000 was filed by a customer. Based upon a legal opinion and our insurance coverage, we believe that the ultimate resolution of this matter will not result in a material adverse effect on our financial position.

     On August 2, 2004, a purported securities class action complaint was filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of New York. The complaint alleges that the defendants made statements during the period February 20, 2003 through July 29, 2004 in press releases, our 2003 Annual Report and during conference calls with analysts which were materially false and misleading and which artificially inflated the price of our ordinary shares. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Nine additional purported securities class action complaints were subsequently filed in the United States District Court for the Southern District of New York, all containing similar allegations. On October 5, 2004, a motion to consolidate the ten actions, appoint lead plaintiffs and for approval of selection of lead counsel was filed. The motion is still pending. We and the individual defendants intend to vigorously defend against the claims in these actions.

     On August 17, 2004, two shareholders’ derivative actions were filed in the United States District Court for the Southern District of New York against certain of our current and former officers and directors alleging that defendants breached their fiduciary duties based on the same alleged course of conduct identified in the securities actions described above. On October 27, 2004, the two actions were consolidated. Subsequently, plaintiffs’ counsel agreed to voluntarily dismiss the lawsuit, in its entirety, without prejudice. On November 24, 2004, a stipulation and proposed order dismissing the litigation, in its entirety, without prejudice, was submitted to the court for approval and was approved.

     As described in our Annual Report on Form 20-F for the year ended December 31, 2003, on November 14, 2003, Godecke Aktiengesellschaft, Pfizer and Warner-Lambert, responding to our filing of an abbreviated new drug application requesting approval for gabapentin capsules prior to the expiration of certain listed patents, filed a complaint against us and our U.S. subsidiary, Taro Pharmaceuticals U.S.A., Inc., in the district court in New Jersey alleging that under the provisions of the Hatch-Waxman Act that our ANDA infringed certain Warner-Lambert patents. By mutual consent between the parties, the case was dismissed without prejudice by the court in August 2004.

Dividend Policy

     We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

     B. SIGNIFICANT CHANGES

     Not applicable.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during the last five years:

	High	Low
2000	$17.47	$3.66
2001	$48.50	$13.44
2002	$39.26	$21.60
2003	$72.11	$30.14
2004	$66.53	$18.99

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during each fiscal quarter of the last two years and any subsequent period:

	High	Low
First Quarter 2003	$38.92	$30.14
Second Quarter 2003	$57.77	$39.43
Third Quarter 2003	$58.71	$48.85
Fourth Quarter 2003	$72.11	$57.34
First Quarter 2004	$66.53	$57.40

	High	Low
Second Quarter 2004	$63.61	$39.91
Third Quarter 2004	$43.48	$18.99
Fourth Quarter 2004	$35.42	$21.12
First Quarter 2005	$34.11	$26.54

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Nasdaq National Market during the last six months:

	High	Low
December 2004	$35.42	$30.90
January 2005	$34.11	$30.04
February 2005	$30.23	$26.54
March 2005	$32.01	$28.60
April 2005	$31.85	$27.89
May 2005	$34.59	$29.98

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     Our ordinary shares have been traded in the over the counter market in the United States since 1961. Our ordinary shares were first registered for trading on NASDAQ in 1982. Our ordinary shares have been quoted on the Nasdaq National Market since 1993 under the symbol “TARO.” In May 2001, the Chicago Option Exchange started to quote options on our ordinary shares under the symbol “QTT.” There is no non-United States trading market for our ordinary shares.

     D. SELLING SHAREHOLDERS

     Not applicable.

     E. DILUTION

     Not applicable.

     F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A. SHARE CAPITAL

     Not applicable.

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our registration number at the Israeli Registrar of Companies is 52-002290-6.

Objects and Purposes

     Our Articles of Association provides that our main objects and purposes include any business connected with the developing, manufacturing, processing, supplying, marketing and distributing of prescription, over-the-counter medical and other health care products. These products include active pharmaceutical ingredients and final dosage form products.

     In February 2000, the Company’s Ordinance (New Version — 1983) was replaced with the Companies Law, which was most recently amended in March 2005. Since our Articles of Association were adopted before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as a result our Articles of Association are not consistent with the Companies Law, the provisions of the Companies Law apply unless specifically stated otherwise in the Companies Law. Similarly, in all places where our Articles of Association refer to a section of the Companies Ordinance that has been replaced by the Companies Law, the Articles of Association are understood to refer to the relevant section of the Companies Law.

Approval of Specified Related Party Transactions Under Israeli Law

     Fiduciary Duties of Office Holders

     The Companies Law imposes fiduciary duties that “office holders” owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for the office holder’s approval or performed by the office holder by virtue of his or her position and all other important information pertaining to these actions.

     The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in a company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of a company to receive a personal gain for himself, herself or others. An office holder must also disclose to a company any information or documents relating to that company’s affairs that the office holder has received due to his or her position in the company.

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

     A director who has a personal interest in a matter that is considered at a meeting of the board of directors or a committee of the board may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or such committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

     Disclosure of Personal Interests of a Controlling Shareholder

     Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	such majority includes at least one-third of the voting rights of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

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

     Under the Companies Law and our Articles of Association, an ordinary resolution of the shareholders (for example, with respect to the appointment of auditors) requires the affirmative vote of a majority of the voting power voting in person or by proxy, whereas a special resolution (for example, a resolution amending the Articles of Association or authorizing changes in capitalization or in the rights attached to a class of shares) requires the affirmative vote of at least 75% of the voting power voting in person or by proxy. Rights pertaining to a particular class of shares require the vote of 75% of such class of shares in order to change said rights in addition to the approval of 75% of the voting power of the shareholders voting in person or by proxy on such resolution. The quorum required for a meeting of shareholders consists of at least three shareholders present in person or by proxy who hold or represent between them at least one-third of the outstanding voting power unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the board of directors may designate. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

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

Duties of Shareholders

     Under the Companies Law, each and every shareholder has a duty to act in good faith and in an acceptable manner in exercising his, her or its rights and fulfilling his, her, or its obligations towards us and other shareholders and to refrain from abusing his, her or its power, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of our authorized share capital;

•	a merger; or

•	approval of certain actions and transactions that require shareholder approval.

     In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

     Furthermore, any controlling shareholder, any shareholder who knows that such shareholder possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power in regard to the company is under a duty to act in fairness towards us. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be his, her or its own best interests.

Mergers and Acquisitions under Israeli Law

     The Companies Law includes provisions that allow a merger transaction, in general, and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of the voting power of its shares at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the voting power held by parties other than the other party to the merger, or by any person or entity holding 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party or any person or entity affiliated or related to such person or entity, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 30 days have passed from the time that the shareholders of each company has approved the merger and 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

     In general, the Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. If there is no existing 45% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45%

shareholder of the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company’s voting power, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order. Recent promulgated regulations provide an exemption to the above tender offer requirement, in the event that the acquisition of the control of the company, in any degree, is subject to limitations of applicable non-Israeli law.

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

Indemnification and Insurance of Office Holders

     Insurance of Office Holders

     Subject to the provisions of the Companies Law, our Articles of Association provide that we may enter into an insurance contract that would provide coverage for any monetary liability incurred by any of our office holders with respect to an act performed in the capacity of an office holder for:

•	a breach of the office holder’s duty of care to us or to another person;

•	a breach of the office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not harm us; or

•	a financial liability imposed upon him or her in favor of another person.

     We have obtained liability insurance covering our officers and directors.

     Indemnification of Office Holders

     Subject to the provisions of the Companies Law, our Articles of Association provide that we may indemnify any of our office holders against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by the court; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or that are instituted on our behalf or by another person or a criminal charge from

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

     Limitations on Exculpation, Insurance and Indemnification

     The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his or her duty of loyalty unless, with respect to indemnification and insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care which was committed if the breach was intentionally or recklessly, except when it was commited only by negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

     In addition, under the Companies Law, exculpation, indemnification, and procurement of insurance coverage for our office holders, must be approved by our audit committee and our board of directors and if the beneficiary is a director, by our shareholders, in that order.

     C. MATERIAL CONTRACTS

     During the two years preceding the date of this annual report, we did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

     General Corporate Tax Structure

     Israeli companies were subject in 2004 to company tax at the rate of 35% (the rate has been reduced to 34% in 2005, and will be further reduced to 32% in 2006 and to 30% in 2007) of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

     Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

     The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

     A recent amendment to the Investment Law, which came into effect as of April 1, 2005 (the “Amendment”) has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment (which are described below).

Tax Benefits Before the Amendment

     In general, taxable income of a company derived from an Approved Enterprise was subject to company tax at the maximum rate of 25% rather than the regular rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% company tax rate will apply for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

     A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

	Company	Benefit period
Level of Foreign Investment	Tax Rate	(years)
Over 0% but less than 25%	25%	7

Over 25% but less than 49%	25%	10

49% or more but less than 74%	20%	10

74% or more but less than 90%	15%	10

90% or more	10%	10

     There can be no assurance that the above-mentioned shareholding proportion will be reached for each subsequent year. Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was able to elect to forego certain Government grants extended to Approved Enterprises in return for an “alternative route” of tax benefits (the “Alternative Route”). Under the Alternative Route, a company’s undistributed income derived from an Approved Enterprise is exempt from Company Tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

     The entitlement to the above benefits is condition upon the fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, the benefits may be canceled the amount of the benefits, in whole or in part, may be required to be refunded with the addition of linkage differences, interest and penalties.

     A company that has elected the Alternative Route prior to the Amendment and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the Company Tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. We currently intend to reinvest any income derived from our Approved Enterprise programs and not to distribute the income as dividends.

     Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

     The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

     The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. In the event that we do not fulfill these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits with the addition of linkage differences and interest.

     Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits. We have received four approvals granting us a package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and we will be eligible for a reduced tax rate of between 10% and 25% for an additional two years. Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from corporate tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of 10% to 25% for an additional eight years. Under the third approval (benefit period starting 2003), our undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan. We will be eligible for a reduced tax rate of between 10% and 25% for an additional thirteen years thereafter. All of these programs are subject to time limits imposed by the Law for Encouragement of Capital Investments, 1959 and based upon the level of foreign ownership in our company in each tax year. To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%. Currently, we exceed this level. Under the fourth approval (benefit period most likely to be implemented during 2005), our undistributed income, derived from this approval, will be exempt from corporate tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter. As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli tax rate.

Tax Benefits under the Amendment

     As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose (the Investment Center will continue to grant Approved Enterprise status to companies seeking Governmental grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment (a “Benefited Enterprise”). Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

     Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

     The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise. The Investment Law divides the country into three zones – A, B and C, so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C the least. The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period (see below) (“tax exemption”), in which case the ordinary provisions concerning the taxation of the company and shareholder for distribution of dividends will apply (see below); or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and the company will not be subject to additional tax upon dividend distribution. Further benefits are available to very large investments by multinational companies.

     Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as explained above.

     Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified “Foreign Investors’ Company” which is at least 49% owned by non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

     The period for which tax benefits are available under the Amendment is also determined by the geographical location of the Benefited Enterprise. The benefit period for Benefited Enterprises in Zone A will end on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise (the “Commencement Year”); or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C will extend until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period may be extended for Benefited Enterprises owned by a “Foreign Investors’ Company”during all or part of the benefits period.

     Additionally, the Amendment sets a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

     There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

     Grants under the Law for the Encouragement of Industrial Research and Development, 1984

     Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

     The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside of Israel, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel as follows:

Royalties to the Chief
Extent of manufacturing	Scientist
volume outside of Israel	as a percentage of grant
less than 50%	120%
between 50% and 90%	150%
90% and more	300%

     A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

     In general, the technology developed with Chief Scientist grants may not be transferred to Israeli third parties without the prior approval of a governmental committee under the Research Law and may not be transferred to non-Israeli third parties. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. This approval, however, is not required for the export of any final products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted, or if granted, will be on reasonable commercial terms.

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

     Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

     As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares accrued from and after January 1, 2003 will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation and regulations promulgated thereunder, non-residents of Israel will generally be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non- resident shareholders who have no business activity in Israel. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

     In any event, under the US-Israel Tax Treaty, a US treaty resident who is eligible for the benefits of the treaty may only be liable to Israeli capital gains tax on the sale of our ordinary shares if that US treaty resident holds 10% or more of the voting power in our company at any time during the twelve month period preceding such sale.

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

     Taxation of the Disposition of Ordinary Shares

     Upon the sale or exchange of ordinary shares, a U.S. Holder will recognize a capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the ordinary shares, which is usually the cost of such shares in U.S. dollars, and the amount realized on the disposition in U.S. dollars. Capital gain from the sale or exchange of ordinary shares held more than one year is a long-term capital gain, and is presently eligible for a maximum 20% rate of taxation for individuals and other non-corporate taxpayers. Gains and losses recognized by a U.S. Holder on a sale or exchange of ordinary shares normally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.

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

     Tax Consequences if We Are a Passive Foreign Investment Company

     We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a “qualified electing fund” (as described below):

•	Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the lesser of either the three previous years or such U.S. Holder’s holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year (other than the year prior to the first year in which we were a PFIC) at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

•	A U.S. Holder’s tax basis in shares of our stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates and foreign currency rates relates mainly to our long-term debt incurred to purchase fixed assets. Our interest expenses are sensitive to LIBOR and CPI, as most of our long-term debt bears a LIBOR or CPI-linked interest rate. As of December 31, 2004, $204.3 million of our outstanding debt bears an average interest rate of 4.8%. Of the $204.3 million, only $46.3 million is exposed to interest rate fluctuation. Consequently, each 0.25% increase in interest rates will reduce pretax income by approximately $116,000.

     Our functional currency and that of Taro U.S.A. is the U.S. dollar. The functional currency of our European and Canadian subsidiaries is the local currency in their respective countries.

     In 2004, 87% of our revenues were generated in U.S. dollars. However, the remainder of our sales was denominated in the local currencies of the countries in which they occurred. As a result, our reported profits and cash flows are exposed to changing exchange rates. If the U.S. dollar weakens relative to the foreign currencies, the earnings generated in these foreign currencies will, in effect, increase when converted into U.S. dollars, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. Due to the relative low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net revenues and operating income were not significant in 2004.

     In addition, the Company entered into hedge transactions designed to reduce its exposure to NIS denominated loans and risk associated with interest rates for these loans.

     Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

     For additional information on hedging against NIS-based loans, please see Note 19 of our consolidated financial statements, included elsewhere in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.	An evaluation was performed under the supervision and with the participation of our management, including our general manager and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this annual report. Based on that evaluation, our general manager and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2004.

b.	There was no change in our internal control over financial reporting (as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

     A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of directors has determined that Mr. Myron Strober, C.P.A., the chairman of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and Nasdaq regulations.

     B. CODE OF ETHICS

     We have adopted a code of business conduct applicable to our executive officers, directors and all other employees. A copy of the code may be obtained, without charge, upon a written request addressed to the Company’s Corporate Affairs Department, Taro Pharmaceutical Industries Ltd., c/o Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K. Our board of directors has also approved a whistleblower policy which functions in coordination with our code of business conduct and provides an anonymous means for employees and others to communicate with various bodies within the Company, including the audit committee of our Board of directors.

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

Principal Accountant Fees and Services:

	2004	2003
	In million dollars
Audit Fees	$0.83	$0.56
Audit-Related Fees	—	—
Tax Fees	0.45	0.50
All Other Fees	—	—

Total	$1.28	$1.06

     The audit fees for the years ended December 31, 2004 and 2003, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

     Tax fees represents fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

     D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     The Company has and utilizes exemptions from NASDAQ corporate governance rule 4350 subsections (f) Quorum; (g) Solicitation of Proxy; (i) Shareholder Approval. These issues are governed by the Companies Law.

     E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

     The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

     Financial Statement Schedule II – Valuation and Qualifying Accounts (S-1)

ITEM 19. EXHIBITS

     The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended

2.1	Form of ordinary share certificate (1)

4.1	Taro Vit Industries Limited 1991 Stock Incentive Plan (2)

4.2	Taro Pharmaceutical Industries Ltd. 2000 Employee Stock Purchase Plan (3)

4.3	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1	Certification of the Senior Vice President & General Manager pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Senior Vice President & General Manager and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a).1	Consent of Kost, Forer, Gabbay & Kasierer

15(a).2	Debenture and Loan Agreement dated December 19, 2000 (5)

15(a).3	Loan agreements dated May 20, 2003 and November 27, 2003 (6)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

	By:	/s/ Kevin Connelly

Kevin Connelly,
Dated: June 29, 2005		Senior Vice President and Chief Financial Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TARO PHARMACEUTICAL INDUSTRIES LTD.

     We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audit also included the accompanying financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 23, 2005	A Member of Ernst & Young Global

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$98,630	$159,121
Restricted short-term bank deposits	6,598	2,518
Accounts receivable:

Trade (Note 3a)	124,674	120,522
Other receivables and prepaid expenses (Note 3b)	16,621	17,046
Inventories (Note 4)	86,591	84,486

TOTAL CURRENT ASSETS	333,114	383,693

LONG-TERM INVESTMENTS (Note 7)	19,984	2,888

PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)	241,966	182,306

GOODWILL	7,222	7,199

OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Note 6)	63,174	30,187

DEFERRED INCOME TAXES (Note 14)	31,387	10,250

TOTAL ASSETS	$696,847	$616,523

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short-term loans (Note 8)	$64,961	$19,124
Current maturities of long-term debt (Note 10)	16,944	24,420
Accounts payable:
Trade	17,845	26,148
Other and accrued expenses (Note 9)	27,220	31,083
Income taxes payable	4,559	2,963

TOTAL CURRENT LIABILITIES	131,529	103,738

LONG-TERM LIABILITIES:
Long-term debt, net of current maturities (Note 10)	187,346	156,937
Deferred income taxes (Note 14)	6,716	4,880
Accrued severance pay	2,442	1,857

TOTAL LONG-TERM LIABILITIES	196,504	163,674

COMMITMENTS AND CONTINGENCIES (Note 12)

MINORITY INTEREST	694	1,711

SHAREHOLDERS’ EQUITY (Note 13):
share capital:
Ordinary Shares of NIS 0.0001 par value:
Authorized at December 31, 2004 and 2003: 200,000,000 shares; Issued at December 31, 2004 and 2003: 29,435,805 and 29,234,618 shares, respectively; Outstanding at December 31, 2004 and 2003: 29,170,405 and 28,969,218, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2004 and 2003: 2,600 shares	1	1
Additional paid-in capital	184,562	182,699
Accumulated other comprehensive income	13,477	5,695
Treasury stock	(1,348)	(1,348)
Retained earnings	170,749	159,674

TOTAL SHAREHOLDERS’ EQUITY	368,120	347,400

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$696,847	$616,523

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2004	2003	2002
Sales (Notes 15a and 16)	$284,130	$315,458	$211,581
Cost of sales	119,404	102,454	79,468

Gross profit	164,726	213,004	132,113

Operating expenses:
Research and development, net (Note 15b)	41,943	40,601	26,373
Selling, marketing, general and administrative (Note 15c)	123,299	97,718	52,481

	165,242	138,319	78,854

Operating income (loss)	(516)	74,685	53,259
Financial expenses, net (Note 15d)	(6,417)	(1,722)	(162)

	(6,933)	72,963	53,097
Other income (loss), net	—	(7)	78

Income (loss) before income taxes	(6,933)	72,956	53,175
Income taxes (tax benefit) (Note 14)	(16,991)	11,475	8,406

	10,058	61,481	44,769
Minority interest in losses (earnings) of a subsidiary	1,017	(326)	(214)

Net income	$11,075	$61,155	$44,555

Basic net earnings per Ordinary share (Note 13f)	$0.38	$2.12	$1.55

Diluted net earnings per Ordinary share (Note 13f)	$0.37	$2.06	$1.52

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

				Accumulated
				other			Total	Total
	Share		Additional	comprehensive	Treasury	Retained	comprehensive	shareholders’
	capital		paid-in capital	income (loss)	stock	earnings	income	equity
Balance at January 1, 2002	$680		$167,599	$(2,591)	$(1,288)	$53,964	$—	$218,364
Tax benefit related to exercise of stock options	—		5,195	—	—	—	—	5,195
Exercise of options and issuance of shares of ESPP	*	)	651	—	—	—	—	651
Compensation in respect of options granted to non-employees	—		139	—	—	—	—	139
Net income	—		—	—	—	44,555	44,555	44,555
Comprehensive income
Foreign currency translation adjustments	—		—	236	—	—	236	236
Unrealized loss on available-for-sale marketable securities	—		—	(3)	—	—	(3)	(3)

Total comprehensive income							44,788

Balance at December 31, 2002	680		173,584	(2,358)	(1,288)	98,519	—	269,137
Tax benefit related to exercise of stock options	—		6,995	—	—	—	—	6,995
Exercise of options and issuance of shares of ESPP	*	)	2,110	—	—	—	—	2,110
Compensation in respect of options granted to non-employees	—		10	—	—	—	—	10
Purchase of treasury stock	*	)	—	—	(60)	—	—	(60)
Net income	—		—	—	—	61,155	61,155	61,155
Comprehensive income
Foreign currency translation adjustments	—		—	9,501	—	—	9,501	9,501
Unrealized loss from hedging derivatives	—		—	(1,448)	—	—	(1,448)	(1,448)

Total comprehensive income							69,208

Balance at December 31, 2003	680		182,699	5,695	(1,348)	159,674	—	347,400

Exercise of options and issuance of shares of ESPP	*	)	1,863	—	—	—	—	1,863
Net income	—		—	—	—	11,075	11,075	11,075
Comprehensive income
Foreign currency translation adjustments	—		—	6,076	—	—	6,076	6,076
Unrealized gain from hedging derivatives	—		—	1,681	—	—	1,681	1,681
Unrealized gain from available for sale marketable securities				25			25	25

Total comprehensive income							18,857

Balance at December 31, 2004	$680		$184,562	$13,477	$(1,348)	$170,749		$368,120

Accumulated unrealized gains on available-for-sale marketable securities				$71
Accumulated foreign currency translation adjustments				13,173
Accumulated unrealized gain from hedging derivatives				233

				$13,477

*) Represents an amount lower than $1.
The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$11,075	$61,155	$44,555
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Minority interest in earnings (losses) of a subsidiary	(1,017)	326	214
Depreciation and amortization	19,622	14,405	8,263
Compensation in respect of options granted to non-employees	—	10	139
Accrued severance pay, net	177	27	55
Capital gain (loss) on sale of property, plant and equipment	(5)	9	—
Currency fluctuation of long-term debt	(190)	212	(327)
Deferred income taxes, net	(18,822)	2,004	(1,110)
Tax benefit from exercise of options	—	7,219	5,364
Increase in trade receivables (Note 1.f)	(3,804)	(50,992)	(26,853)
Increase in other accounts receivable and prepaid expenses	(27)	(1,209)	(4,250)
Decrease (increase) in inventories	776	(37,638)	(11,717)
Increase (decrease) in trade payables	(8,783)	(340)	11,090
Increase (decrease) in other accounts payable and accrued expenses	(2,408)	10,132	3,142
Increase (decrease) in income taxes payable	1,596	(63)	1,077

Net cash provided (used in) by operating activities	(1,810)	5,257	29,642

Cash flows from investing activities:
Purchase of property, plant and equipment	(72,270)	(94,421)	(43,246)
Acquisition of Thames Pharmacal Company, Inc. (a)	—	—	(6,436)
Purchase of product rights	(37,326)	(10,375)	(377)
Long-term and other deposits	(14,196)	(64)	(130)
Investment in restricted short-term bank deposits	(4,080)	(50)	(52)
Proceeds from sale of property, plant and equipment	—	24	371

Net cash used in investing activities	(127,872)	(104,886)	(49,870)

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2003	2002
Cash flows from financing activities:
Proceeds from exercise of options and issuance of shares of ESPP	1,863	2,110	651
Proceeds from long-term debt	41,496	116,346	7,183
Purchase of treasury stock	—	(60)	—
Repayment of long-term debt	(19,696)	(8,616)	(6,006)
Short-term bank credit and short-term loans, net	45,504	17,873	(1,636)

Net cash provided by financing activities	69,167	127,653	192

Effect of exchange rate changes on cash and cash equivalents	24	380	21

Increase (decrease) in cash and cash equivalents	(60,491)	28,404	(20,015)
Cash and cash equivalents at the beginning of the year	159,121	130,717	150,732

Cash and cash equivalents at the end of the year	$98,630	$159,121	$130,717

Supplemental disclosure of cash flow transaction:
Cash paid during the year for:
Interest	$9,417	$3,102	$2,696

Income taxes	$894	$5,593	$3,270

(a) Acquisition of Thames Pharmacal Company, Inc.:

Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital deficiency, net (excluding cash)			$1,788
Property, plant and equipment			(220)
Intangible assets			(4,697)
Goodwill			(3,307)

			$(6,436)

(b) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$2,948	$5,415	$5,870

Investment in intangible assets on credit	$12,750	$14,100	$—

The accompanying notes are an integral part of the consolidated financial statements.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Taro Pharmaceutical Industries Ltd. (“the Company”) is an Israeli corporation, which operates in Israel and through Israeli, North American, and European subsidiaries (“the Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. The Company’s Ordinary shares are listed for trade on the NASDAQ National Market in the United States.

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

In the generic pharmaceutical industry, selling prices and related profit margins tend to decrease as products mature due to increased competition from other generic pharmaceutical manufacturers as they gain approval from the U.S. Food & Drug Administration, the Canadian Therapeutic Products Directorate and the Israeli and other Ministries of Health (“Government Agencies”) to manufacture equivalent products. The Group’s future operating results are dependent on, among other things, its ability to introduce new products and maintain its approvals to market existing drugs.

While non-compliance with Government Agencies’ regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred. The Group believes that it is in material compliance with all Government Agencies’ regulations.

One customer accounted for 16%, 20%, and 22% of the Group’s revenues for the years ended December 31, 2004, 2003 and 2002, respectively (see also Note 15a).

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

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

b.	On May 7, 2002, the Company through its subsidiaries purchased substantially all of the assets and assumed all liabilities of Thames Pharmacal, Inc.. Thames was a privately-held New York manufacturer of prescription and over-the-counter pharmaceutical products. The acquisition was made in order to broaden the Company’s portfolio of products. The aggregate purchase price of $6,436 was paid in cash. The Company accounted for this acquisition by the purchase method. The results of Thames operations have been included in the consolidated financial statements since the acquisition date.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Current assets	$3,024
Current liabilities	(4,812)
Property, plant and equipment	220
Intangible assets	4,697
Goodwill	3,307

$6,436

The intangible assets acquired include product rights with a weighted average useful life of 11 years. No in-process research and development was identified.

Pro forma information in accordance with Statement of Financial Accounting Standard No. 141, “Business Combinations,” has not been provided since the sales and net income for 2002 were not material in relation to total consolidated sales and net income.

c.	On January 14, 2003, Taro Pharmaceuticals North America, Inc. entered into a license and option agreement with Medicis Pharmaceutical Corporation. According to the agreement, during 2004, TNA exercised its option and purchased from Medicis four branded prescription product lines for sale in the United States and Puerto Rico for an aggregate purchase price of $23,800. The main products purchased were Topicort and Ovide. These product lines are used primarily in dermatology and pediatrics. The purchase price was allocated to the product lines. Such product lines have a weighted average useful life of 15 years.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

d.	On March 21, 2003, the Company’s Irish subsidiary, Taro Pharmaceuticals Ireland Ltd., acquired, for an amount equal to $5,900, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased in connection with liquidation proceedings from the Official Liquidator appointed by the High Court of Ireland. Based on a valuation analysis, $2,350 was allocated to land, $1,950 was allocated to buildings with an average useful life of 30 years and $1,600 was allocated to infrastructure, machinery and equipment with an average useful life of eight years.

e.	On January 8, 2004, the Company’s U.S. subsidiary expanded its distribution capacity with the purchase of a modern, 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro acquired the facility for approximately $18,433. This facility is subject to depreciation on a straight line basis over a period of 40 years.

f.	In July 2004, Taro U.S.A. entered into a license agreement with Medicis for four product lines including the Lustra® product line and two development stage products in the United States, Canada and Puerto Rico. The aggregate purchase price will be $35,565. These products are used for the treatment of skin disorders. The products have a weighted average useful life of 14 years. As part of the agreement, the Company received $20,000 from Medicis with which the Company established a reserve, reducing accounts receivable and including it in cash flows from operating activities. This reserve is to be utilized for returns and other deductions related to the products.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to accounting principles generally accepted in the United States (“U.S. GAAP”).

a.	Use of estimates:

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

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.
Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances — at the exchange rate in effect on the balance sheet date.

Revenues and costs – at the exchange rates in effect as of the date of recognition of the transactions.

All transaction gains and losses resulting from the remeasurement mentioned above are reflected in the statement of income as financial income or expenses, as appropriate.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated in consolidation. Profits from inter-company sales not yet realized outside the Group have been eliminated in consolidation. The Company holds 50% of the shares conferring voting rights, and 96.9% of the shares conferring rights to profits, of Taro Pharmaceuticals U.S.A. Inc. (“the U.S. subsidiary”); the remaining shares (conferring 50% of the voting rights and 3.1% of the rights to profits) are held by Taro Development Corporation (a shareholder of the Company). According to an agreement between TDC and the Company, the shareholder will appoint directors in the U.S. subsidiary as instructed by the Company. TDC may terminate the agreement upon one year written notice.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

e.	Restricted short-term bank deposits:

Restricted cash is primarily invested in certificates of deposit, which mature within one year and which are used as collateral for the Company’s short-term bank loans. Such restricted short-term bank deposits are recorded at cost, including accrued interest.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific debts which, in the opinion of the Company’s management, are doubtful of collection, and with respect to a fixed general allowance which, in the opinion of the Company’s management, is sufficient to cover anticipated uncollectible balances.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or obsolescence. Cost is determined as follows:

Raw and packaging materials - average cost basis.

Finished goods and work in progress - average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes – average cost basis.

The amounts of inventory obsolescence were $7,156, $5,209, and $2,930 for the years ended December 31, 2004, 2003 and 2002, respectively.

h.	Property, plant and equipment:

1.	Property, plant and equipment are stated at cost net of accumulated depreciation.

2.	Interest and payroll expenses incurred during the construction period of property, plant and equipment are capitalized to the cost of such assets.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

3.	Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, from the date the asset is ready for its intended use, at the following annual rates:

%
Buildings	2.5 - 4
Installations, machinery and equipment	5 - 10 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and EDP equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated by the straight-line method over the term of the lease (5-10 years).

4.	The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the years 2004 and 2003, the Group capitalized $924 and $958 of software costs, respectively. Capitalized software costs are amortized by the straight-line method over their estimated useful life of three years.

i.	Goodwill:

Effective January 1, 2002, the Company adopted the full provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment tests during the fourth fiscal quarter of each year. As of December 31, 2004, no impairment loss has been identified.

Changes in goodwill during the year resulted from translation adjustment related to goodwill recorded in the Canadian subsidiary.

j.	Other intangible assets and deferred charges:

Product rights are amortized on a straight-line basis over their estimated useful lives. Such product rights are amortized over eight and 20 years.

Acquired intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. These assets are amortized over a weighted average amortization period of 15 years.

Debt issuance costs in respect of long-term loans from institutional investors and bonds are deferred and amortized under the effective interest method over the term of the loans from institutional investors and bonds.

k.	Impairment of long-lived assets:

The Group’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

l.	Revenue recognition:

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collection is probable. The Group maintains a provision for product returns and sales allowances in accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists”. Provision for returns and other sale allowances are determined on the basis of past experience and are deducted from revenues.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

Allowance for sales deductions and product returns: When the Company recognizes and records revenue from the sale of its pharmaceutical products, the Company simultaneously records an estimate of various future costs related to the sale. This has the effect of reducing the amount of reported product sales. These costs include the Company’s estimates of product returns, rebates, chargebacks and other sales deductions. Chargebacks result from price arrangements the Company has with end-user customers establishing contract prices which are typically lower than the wholesalers’ acquisition costs or invoice prices. When these customers buy the Company’s products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to the Company for the difference between the invoice price and the end-user contract price.

m.	Research and development:

Research and development expenses, net of related grants received, are charged to expenses as incurred.

n.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. Such grants are included as deductions from research and development costs.

o.	Advertising expenses:

The Group expenses advertising costs as incurred. Advertising expenses were approximately $30,955, $22,309, and $4,075 for the years ended December 31, 2004, 2003 and 2002, respectively.

p.	Income taxes:

Income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax bases of assets and liabilities, and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

q.	Basic and diluted net earnings per share:

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

The total weighted average number of options excluded from the calculations of diluted net earnings per share, as a result of their anti-dilutive effect, was 396,145, 49,000, and 164,050 for the years ended December 31, 2004, 2003 and 2002, respectively.

r.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB 25”) and Financial Accounting Standards Board (the “FASB”) Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employees stock options plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, which amended certain provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company continues to apply the provisions of APB 25 in accounting for stock-based compensation.

Pro-forma information regarding the Company’s net income and net earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS 123.

The fair value for options granted in 2004, 2003 and 2002 is amortized over their vesting period on a straight line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

	2004	2003	2002
Dividend yield	0%	0%	0%
Expected volatility	55.8%	52.0%	52.3%
Risk-free interest	3.50%	3.00%	1.75%
Expected life of up to	5 years	5 years	5 years

In 2004, the fair value for the options granted under the Company’s ESPP plan is amortized over their vesting period on a straight line basis and estimated at the date of the grant using a Black-Scholes options pricing model with the following weighted assumptions: 0% dividend yield, 31.6% volatility, 3.5% risk free interest rate and expected life of up to eight months.

The following table illustrates the effect on net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,
	2004	2003	2002
Net income - as reported	$11,075	$61,155	$44,555

Less - total stock-based compensation expenses determined under fair value method for all awards	3,811	1,474	1,026

Net income - pro-forma	$7,263	$59,681	$43,529

Earnings per share:
Basic - as reported	$0.38	$2.12	$1.55

Basic - pro forma	$0.25	$2.07	$1.52

Diluted - as reported	$0.37	$2.06	$1.52

Diluted – pro forma	$0.24	$2.01	$1.48

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

The Company applies SFAS No. 123 and Emerging Issue Task Force No. 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options granted.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposits and trade receivables. Cash and cash equivalents and restricted short-term bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalent and restricted short-term bank deposits are financially sound and that minimal credit risk therefore exists with respect to these financial instruments.

The Group’s trade receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by obtaining credit insurance providing certain protection in the event of customers’ default and by the diversity of the Group’s customer base and geographic sales areas. The Group performs ongoing credit evaluations of its customers’ financial condition and requires collateral when deemed necessary.

t.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, restricted short-term bank deposits, trade and other receivables and trade and other payables approximate their fair value, due to the short-term maturities of these instruments.

The carrying amount of long term bank deposits approximate their fair value since such deposits bear market interest rates.

The carrying amounts of the Group’s borrowing arrangements under its short-term and long-term debt agreements approximate their fair value since the loans bear interest at rates that approximate the Group’s incremental borrowing rates for similar types of borrowing arrangements.

The fair value of currency swap contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.

u.	Accounting for derivatives:

FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged.

For a derivative instrument that is designated and qualifies as a fair value hedge (i.e., an instrument that hedges the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item are recognized in the same line item associated with the hedged item in current earnings. For a derivative instrument that is designated and qualifies as a cash flow hedge (i.e., an instrument that hedges the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change.

v.	Impact of recently issued accounting standards:

On November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB 43, Chapter 4.” SFAS 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

In December 2004, the FASB issued Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets — An Amendment of Accounting Principles Board Opinion No. 29” (“SFAS 153). SFAS 153 amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”). The amendments made by SFAS 153 eliminate the APB 29 exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. As applicable to the Company, the provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring as from the third quarter of 2005 and the provisions of this statement will also be applied prospectively. The Company does not expect the adoption of SFAS 153 to have a material effect on the Company’s financial statements or its results of operations.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123(R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123(R) on the first interim period beginning after January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

a) A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

b) A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is still in the process of evaluating which of the two methods described above it will use prospectively.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma income and earnings per share in Note 2r above.

Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $0, $7,219, and $5,364 in 2004, 2003 and 2002, respectively.

NOTE 3:- ACCOUNTS RECEIVABLE

a.	Trade:

	December 31,
	2004		2003
Open accounts	$123,296	*)	$119,547
Notes and checks receivable	1,568		1,116

	124,864		120,663
Less - allowance for doubtful accounts	190		141

	$124,674		$120,522

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

*) Includes a balance of $11,000 from an original amount of $20,000 withheld by customers in connection with customary deduction procedures. The Company believes these amounts were withheld in error and is conducting active discussions to collect them. Approximately $9,000 of the $20,000 was collected as of December 31, 2004.

See Note 1.f.

As for pledges, see Note 11.

b.	Other receivables and prepaid expenses:

	December 31,
	2004	2003
Employees	$98	$262
Office of the Chief Scientist	807	670
Government authorities	3,911	4,344
Derivative instruments (Note 19)	1,050	1,313
Deferred income taxes (Note 14)	4,647	5,487
Prepaid expenses	5,413	3,917
Other	695	1,053

	$16,621	$17,046

NOTE 4:-	INVENTORIES

	December 31,
	2004	2003
Raw and packaging materials	$31,467	$32,665
Finished goods	48,321	42,650
Work in progress	5,483	7,587
Purchased products for commercial activities	1,320	1,584

	$86,591	$84,486

As for pledges, see Note 11.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	December 31,
	2004	2003
Cost:
Land	$15,580	$12,491
Leasehold land (1)	13,421	12,539
Buildings (1)	119,460	73,712
Leasehold improvements	3,009	3,401
Installation, machinery and equipment	120,722	100,948
EDP equipment	29,124	23,248
Motor vehicles	341	342
Furniture, fixtures and office equipment	7,906	6,212
Advances for property and equipment	2,788	2,023

	312,351	234,916

Accumulated depreciation:
Buildings (1)	7,219	5,375
Leasehold improvements	2,191	1,566
Installation, machinery and equipment	39,667	29,663
EDP equipment	17,953	13,392
Motor vehicles	212	163
Furniture, fixtures and office equipment	3,143	2,451

	$70,385	52,610

Depreciated cost	$241,966	$182,306

Depreciation expenses were $16,515, $12,206 and $7,875, for the years ended December 31, 2004, 2003 and 2002, respectively.

(1) Certain buildings (the depreciated balance of which as of December 31, 2004 was $48,273) were constructed on land leased from the Israel Land Administration pursuant to four leases. These leases expire between 2009 and 2049. The Company has the option to renew each lease for an additional term of 49 years.

b.	Cost of property, plant and equipment includes capitalized interest expenses, payroll and related expenses and other expenses incurred in order to bring the assets to their intended use, in the amount of $17,967 and $8,211 as of December 31, 2004 and 2003, respectively. Capitalized expenses were $9,756, $4,989 and $1,258 for the years ended December 31, 2004, 2003 and 2002, respectively.

Notes to consolidated financial statements (continued)

U.S. dollars in thousands (except share and per share data)

c.	Cost of EDP equipment includes capitalized development costs of computer software developed for internal use in the amount of $3,384 and $2,460 as of December 31, 2004 and 2003, respectively.

d.	As of December 31, 2004, the Company has outstanding contractual commitments to expand its buildings and to purchase equipment in the amount of $11,506.

e.	As of December 31, 2004, $53,771 of the Company’s plant and equipment was under various stages of construction and validation, and therefore was not subject to depreciation.

f.	As for pledges – see Note 11.

NOTE 6:-	OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES

a.	Composition:

	December 31,
	2004	2003
Cost:
Product rights	$68,167	$32,049
Deferred charges in respect of loans from institutional investors and bonds	1,327	1,327

	69,494	33,376

Accumulated amortization:
Product rights	5,609	2,667
Deferred charges in respect of loans from institutional investors and bonds	711	522

	6,320	3,189

Amortized cost	$63,174	$30,187

See Note 1.f.

b.	Amortization expenses were $3,107, $2,199, and $388, for the years ended December 31, 2004, 2003 and 2002, respectively.

c.	As of December 31, 2004, the estimated amortization expenses of intangible assets for 2005 to 2009 is as follows: 2005 - $4,014; 2006 - $4,953; 2007 - $4,953; 2008 - $5,232; and 2009 – $4,833. The weighted average amortization period for these assets is 15 years.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

NOTE 7:- LONG-TERM INVESTMENTS

	December 31,
	2004	2003
Severance pay fund (1)	$1,897	$1,489
Derivative instruments (2)	3,536	1,044
Long-term deposit (3)	14,398	185
Other	153	170

	$19,984	$2,888

(1)	Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund to secure pension and severance rights for the majority of the employees in Israel who have joined the pension fund. The deposits, together with a one-time payment made to that fund, relieve the Company and its Israeli subsidiaries of their severance pay liability to those employees whose employment started after June 1, 1979. Accordingly, neither the deposit nor the related severance pay liability for such employees have been recorded.

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

The Company’s non-Israeli subsidiaries maintain a retirement savings plan covering substantially all of their employees. The subsidiaries’ matching contribution to the plan was approximately $1,283, $882, and $477 for the years 2004, 2003 and 2002, respectively.

	December 31,
	2004	2003	2002
Pension, retirement savings and severance expenses	$4,239	$3,060	$2,138

(2)	As for derivative instruments, see Note 19.

(3)	Long-term deposits consist of an interest bearing two year bank deposit at a weighted average rate of 2.19%, in the amount of $14,000 as collateral for loans to purchase fixed assets.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8:- SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted average		Amount
	interest rate
	December 31,		December 31,
	2004	2003	2004	2003
	%
Short-term bank credit and loans:
In, or linked to, U.S. dollars	3.93	2.94	$53,262	$14,605
In NIS	5.23	6.70	6,410	5
In Canadian dollars	5.00	5.25	4,564	4,372
Other	6.00	2.18	725	142

			$64,961	$19,124

Total authorized credit lines approximate			$65,000	$28,500

Unutilized credit lines approximate			$39	$9,006

Weighted average interest rates at the end of the year for all loans	4.16	3.46

As for collateral – see Notes 7(3) and 11.

NOTE 9:- ACCOUNTS PAYABLE — OTHER AND ACCRUED EXPENSES

	December 31,
	2004	2003
Employees and payroll accruals (including accrual for vacation pay)	$9,477	$14,599
Interest payable	2,313	2,148	*)
Suppliers of property, plant and equipment	2,948	4,683
Accrued expenses and other	12,482	9,653	*)

	$27,220	$31,083

*)	Reclassified

NOTE 10:- LONG-TERM DEBT

a.	Composed as follows:

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

	December 31,
	2004	2003
Loans from institutional investors and bonds	$129,068	$130,432
Banks	36,599	29,672
Mortgage	23,711	4,571
Obligations to other vendors	12,750	14,100
Other	2,162	2,582

	204,290	181,357
Less – current maturities	16,944	24,420

	$187,346	$156,937

1.	The Company has undertaken to comply with financial covenants in respect of its bank debt. The covenants stipulate that our debt to equity ratio may not exceed 2:1, and that our current ratio may not be lower than 1:1. During December 2004, the Company requested and received from its Israeli banks, a one year waiver for certain financial covenants. Accordingly, these financial covenants will be measured based on the Company’s December 31, 2005 financial statements. Another financial covenant was amended by the bank and the Company expects to meet the amended financial covenant in the coming year. As of December 31, 2004, the Company was in compliance with all other bank debt covenants.

2.	The loan agreements that the Company signed during 2003 require that, prior to incurring additional debt in Israel, the Company’s interest coverage ratio be greater than 2:1, to be measured on April 1 of each year of the loan, commencing on April 1, 2005. In the first quarter of 2005, the loan agreements were amended to defer measurement of the interest coverage ratio until April 1, 2006. In addition, the Company undertook, with two of the institutional investors who had made loans to the Company of approximately $6,500, to perform a review of the Company’s compliance with the interest coverage ratio on August 15, 2005, with respect to the 12-month period ending June 30, 2005. These covenants, as amended, may restrict the Company’s ability to incur additional debt in Israel. Under certain restrictive debt covenants, any dividend distribution requires the prior approval of certain banks.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Interest rate		Amount
	December 31,		December 31,
	2004	2003	2004	2003
	%
In, or linked to, U.S. dollar	4.16	4.58	$117,071	$107,604
In Euro	—	—	1,609	—
In Canadian dollars	4.56	5.29	23,710	9,891
In Israeli currency – linked to CPI*	6.37	6.41	61,900	63,862

			$204,290	$181,357

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

(*)	After giving effect to the hedging instrument, this debt is linked to the U.S. dollar and bears interest at a weighted average rate of 6.37%, as of December 31, 2004.

As for hedging foreign currency and interest rate risk of the portion linked to the Israeli CPI, see Note 19.

Loans in the amount of $46,300 are subject to variable interest rates primarily linked to the LIBOR and the Canadian Bankers’ Rate. As of December 31, 2004, the balance of the Company’s outstanding debt is subject to fixed interest rate.

c.	The liabilities mature as follows:

December
31, 2004
2005	$16,944
2006	34,930
2007	30,952
2008	28,741
2009	25,156
Thereafter	67,567

$204,290

For collateral, see Notes 7(3) and 11.

NOTE 11:- LIABILITIES COLLATERALIZED BY PLEDGES

a.	Balance of liabilities collateralized by pledges is as follows:

December
31, 2004
Short-term bank credit and short-term loans *)	$64,691

Long-term debt (including current maturities) **)	$189,931

*)	Including a short-term loan of $2,300 received by the U.S. subsidiary, collateralized by a short-term bank deposit of the North American subsidiary in an equal amount.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

**)	Including long-term loans of $14,000 received by the U.S. subsidiary, collateralized by long-term bank deposits of the Company in an equal amount.

b.	The above mentioned liabilities are collateralized by:

1.	A mortgage which includes a first priority charge on all property, plant and equipment of the Canadian subsidiary, specifically including land, buildings, production machinery, furniture and fixtures, and a floating charge covering all assets of the Canadian subsidiary.

2.	Pledges on assets of the Company and its Israeli subsidiaries, including a first priority floating charge on all assets.

NOTE 12:- COMMITMENTS AND CONTINGENCIES

a.	Companies of the Group have leased offices, warehouse space, production facilities and equipment, under operating leases for periods through 2010. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December
31, 2004
2005	$1,575
2006	1,184
2007	931
2008	816
2009 and Thereafter	1,396

$5,902

Total rent expenses were $3,977, $3,366, and $1,967 for the years ended December 31, 2004, 2003 and 2002, respectively.

b.	Royalty commitments:

One of the subsidiaries is committed to pay royalties at the rate of 3%-5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, is in an amount not exceeding the total of the grants received by the subsidiary, including

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

interest accrued thereon, and is linked to the dollar. Commencing 1999, grants are subject to interest at a rate of Dollar LIBOR. As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $9,251.

Royalty payments to the OCS were $431, $506 and $1,376 for the years ended December 31, 2004, 2003 and 2002, respectively.

c.	A claim in the amount of approximately $550 was filed by a customer against the Company. Based on a legal opinion and insurance coverage, management believes that the final outcome of the lawsuit will not have a material adverse effect on the accompanying financial statements and, accordingly, no provision was made for this claim.

d.	During 2004, purported securities class action complaints were filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York. The Company intends to rigorously defend against the claims in these actions and believes that it will not incur any material charge as a result of these actions.

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	Pertinent rights and privileges of Ordinary shares:

1.	100% of the rights to profits are allocated to the Ordinary shares.

2.	Two-thirds of the voting power of the Company’s shares are allocated to the Ordinary shares.

3.	100% of the dissolution rights are allocated to the Ordinary shares.

b.	Founders’ Shares:

One-third of the voting power of all of the Company’s shares is allocated to the Founders’ shares.

c.	Stock option plans:

1.	The Company’s 1991 Stock Incentive Plan (“1991 plan”) and 1999 Stock Incentive Plan (“1999 plan”) provide for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are granted for at least 100% of the fair market value on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000. As of December 31, 2004, none of the options granted include stock appreciation rights. The

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

options are granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one Ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2004, an aggregate of 635,775 options in respect of the 1999 plan are still available for future grants. Any options that are canceled or forfeited before expiration become available for future grants.

2.	A summary of the Company’s stock option activity (except options to associates) and related information for the three years ended December 31, 2004 is as follows:

			Weighted
			average
	Number of	Exercise	exercise
	options	price	price
		$	$
Outstanding at January 1, 2002	1,076,597		9.67
Exercised	(91,834)	2.17 - 11.91	3.77
Canceled and forfeited	(21,674)	2.44 - 38.58	19.87
Granted	266,500	24.10 - 38.98	32.02

Outstanding at December 31, 2002	1,229,589		14.72
Exercised	(192,167)	2.38- 39.03	7.28
Canceled and forfeited	(46,300)	2.49 - 46.28	22.29
Granted	295,750	30.30 - 71.15	45.59

Outstanding at December 31, 2003	1,286,872		23.10
Exercised	(155,045)	2.08 - 46.95	7.34
Canceled and forfeited	(180,250)	2.49 - 71.15	39.30
Granted	527,500	20.24 - 66.42	34.68

Outstanding at December 31, 2004	1,479,077	2.38-69.26	26.83

The number of options exercisable as of December 31, 2004, 2003 and 2002 are 468,293 466,561, and 436,160, respectively. The weighted average exercise prices for the options exercisable as of December 31, 2004, 2003 and 2002 are $12.79, $7.94, and $4.82, respectively.

The stock options outstanding and exercisable as of December 31, 2004 have been classified into ranges of exercise prices as follows:

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

Options outstanding				Options exercisable
		Weighted
	Outstanding	average	Weighted	Exercisable	Weighted
Range of	as of	remaining	average	as of	average
exercise	December 31,	contractual	exercise	December 31,	exercise
price	2004	life	price	2004	price
$		years	$		$
2.38 - 6.82	237,572	4.19	3.60	237,572	3.60
6.83 - 13.18	217,900	5.95	12.37	117,710	12.28
13.19 - 20.75	86,400	8.31	18.26	15,010	14.91
20.76 - 33.98	546,400	8.64	28.04	47,510	30.17
33.99 - 42.46	128,555	7.25	37.12	38,991	37.23
42.47 - 69.26	262,250	8.92	55.12	11,500	50.16

	1,479,077	7.44	26.83	468,293	12.79

3.	The weighted average fair values for options granted were:

	Year ended December 31,
	2004	2003	2002
Weighted average fair value on the date of grant	$17.68	$22.33	$14.85

Options to employees were issued with an exercise price equal to fair market value. No compensation expenses were recognized in 2004, 2003 or 2002.

4.	a)	A summary of the Company’s stock option activity in respect of associates and related information for the three years ended December 31, 2004 is as follows:

			Weighted
			average
	Number of	Exercise	exercise
	options	price	price
		$	$
Outstanding at January 1, 2002	32,500		9.58
Exercised	(12,500)	2.63 – 6.19	3.82

Outstanding at December 31, 2002	20,000	2.75 – 36.38	10.82
Exercised	(4,500)	2.63 – 6.19	5.16
Cancelled and forfeited	(2,000)	32.61 – 32.61	32.61

Outstanding at December 31, 2003	13,500	2.75 – 36.38	10.82
Exercised	(2,500)	6.19	6.19

Outstanding at December 31, 2004	11,000	2.75–6.13	4.27

The number of options exercisable as of December 31, 2004, 2003 and 2002 were 11,000, 11,375, and 14,750, respectively.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

The stock options outstanding and exercisable as of December 31, 2004 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
Weighted
	Outstanding	average	Weighted	Exercisable	Weighted
Range of	as of	remaining	average	as of	average
exercise	December 31,	contractual	exercise	December 31,	exercise
price	2004	life	price	2004	price
$		years	$		$
2.75 – 6.13	11,000	4.81	4.27	11,000	4.27

b)	The Company accounts for its options granted to associates under the fair value method as prescribed in SFAS No. 123 and EITF 96-18. These options vest primarily over 4-5 years.

The fair value of these options was estimated using the Black-Scholes Option Pricing Model.

Compensation expenses of approximately $0, $10 and $139 amortized over the vesting period were recognized in the years ended December 31, 2004, 2003 and 2002, respectively.

5.	In 2004, 2003 and 2002, 157,545, 196,667, and 104,334 options were exercised to purchase 157,545, 196,667, and 104,334 Ordinary shares, respectively. The amount of consideration received therefrom in 2004, 2003 and 2002, was $1,013, $1,422, and $393, respectively.

e.	Dividends:

The Company may declare and pay dividends out of its retained earnings (as for restrictions on dividend distribution see Notes 10 and 14c).

f.	Net earnings per share:

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002
			Per	Net		Per			Per
	Net income	Shares	Share	income	Shares	Share	Net income	Shares	Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount
Basic EPS:
Net income available to holders of Ordinary shares	$11,075	29,057,564	$0.38	$61,155	28,872,839	$2.12	$44,555	28,664,887	$1.55

Effect of dilutive securities:
Stock options	—	599,922	(0.01)	—	801,309	(0.06)	—	743,307	(0.03)

Diluted EPS:
Income available to holders of Ordinary Shares plus assumed exercises	$11,075	29,657,486	$0.37	$61,155	29,674,148	$2.06	$44,555	29,408,194	$1.52

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

g.	Stock repurchase:

In prior years, the Group acquired 265,400 Ordinary shares of the Company in the aggregate amount of $1,348, which represent less than 1% of the total outstanding Ordinary shares.

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

Under the terms of the Plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. The funds in this account are applied at the end of such offering periods to purchase Ordinary shares at a 15% discount from the closing price of the Ordinary Shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2004, participating employees purchased an aggregate of 129,379 Ordinary Shares at a weighted average exercise price of $26.54.

The amounts of consideration received therefrom in 2004, 2003 and 2002 were $850, $688 and $258, respectively.

NOTE 14:- INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured in terms of earnings in New Israeli Shekels (“NIS”) after certain adjustments for increases in Israel’s CPI. As explained in Note 2b, the financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes through December 31, 2002. The Company and its Israeli subsidiaries are taxed under this law.

As of January 1, 2003, for tax purposes the Company’s earnings are measured in terms of dollars.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

b.	Tax rates applicable to the income of the Israeli companies in the group:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “approved enterprise” status, as described below) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was approved by the Israeli parliament, which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 — 35%, 2005 — 34%, 2006 — 32% and 2007 and thereafter — 30%. Since the Company benefits from lower tax rates of the “Approved Enterprise” status, such changes do not have, or are not expected to have, a material effect on its financial results.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the Law. The main benefits arising from such status are tax exempt income for a period of 2-4 years and reduction in tax rates on income derived from Approved Enterprises for the remaining benefit period. The Company is also a “foreign investors’ company”, as defined by the Law and, as such, is entitled to a 10 or 15 year period of benefits, based on the level of investment, and to a reduction in tax rates to 10% — 25% (based on the percentage of foreign ownership in each tax year) and to accelerated depreciation in respect of machinery and equipment.

The period of tax benefits, described above, is subject to a limit of 12 years from commencement of production or 14 years from the date of receiving the Approved Enterprise status, whichever occurs earlier.

The Company has four “Approved Enterprise” plans. Under the first approval, the undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and the Company will be eligible for a reduced tax rate of between 10% to 25% for an additional two years. Under the second approval, the

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

undistributed income derived from another Approved Enterprise was exempt from corporate tax for a period of two years from 2001 and the Company will be eligible for a reduced tax rate of 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years. Under the third approval (benefit period starting 2003), the undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan. The Company will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional 13 years thereafter. Under the fourth approval (benefit period most likely be implemented during 2005), the undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan and the Company will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years thereafter.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned requirements.

The tax-exempt income attributable to the Approved Enterprises can not be distributed to shareholders without subjecting the Company to taxes. As of December 31, 2004, retained earnings included approximately $92,331 of tax-exempt profits earned by the Company’s Approved Enterprises. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprises.

If the retained tax-exempt income is distributed, it will be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently 10%), and an income tax liability would be incurred of approximately $9,233 as of December 31, 2004.

Income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 35%.

e.	On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Amendment”) was approved by the Israeli Parliament and came into effect on January 1, 2003. The principal objectives of the Amendment

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, certain modifications in the qualified taxation tracks of employee stock options and the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence. Since the Company benefits from lower tax rates of an “Approved Enterprise,” such credits are immaterial to its results of operations.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

f.	Income before income taxes comprises the following:

	Year ended December 31,
	2004	2003	2002
Domestic (Israel)	$32,802	$40,666	$28,095

Foreign (North America, the Cayman Islands, Ireland and the U.K.)	(39,735)	32,290	25,080

	$(6,933)	$72,956	$53,175

g.	The provision for income taxes comprises the following:

	Year ended December 31,
	2004	2003	2002
Current taxes	$1,831	$2,252	$4,152

Deferred income taxes	(18,822)	9,223	4,254

	$(16,991)	$11,475	$8,406

Domestic	$1,743	$2,556	$373

Foreign	(18,734)	8,919	8,033

	$(16,991)	$11,475	$8,406

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

	Year ended December 31,
	2004	2003	2002
Income before income taxes	$(6,933)	$72,956	$53,175

Statutory tax rate	35%	36%	36%

Theoretical tax expenses	$(2,427)	$26,264	$19,143

Deferred tax in respect of losses for which valuation allowance was provided	586	465	193
“Approved Enterprise” benefit (1)	(8,768)	(11,704)	(8,864)
Effect of different tax rates in other countries	(3,242)	(1,024)	(993)

Non-deductible expenses	110	150	150
Canadian tax benefits in respect of research and development expenses	(2,900)	(2,556)	(1,078)
Other	(350)	(120)	(145)

Income taxes in the statements of income	$(16,991)	$11,475	$8,406

(1)	Earnings per share amounts of the tax benefit resulting from the income exemption:

Basic	$0.30	$0.41	$0.31

Diluted	$0.30	$0.39	$0.30

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

i.	Current taxes are calculated at the following rates:

	2004	2003	2002
On Israeli operations (not including “Approved Enterprise”)	35%	36%	36%
On U.S. operations *)	38.7%	38.7%	40.6%
On Canadian operations *)	33.8%	33.8%	33.8%
On U.K. operations *)	35%	35%	35%
On Ireland operations *)	10%	10%	10%

*)	The U.S., U.K. and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits, thereby reducing its effective tax rate.

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and of carryforward losses.

	December 31,
	2004	2003
Deferred tax assets:
Net operating losses carryforward	$35,653	$14,714
Inventory	1,742	1,836
Research and development expenses	1,203	72
Pre-paid tax on inter-company interest expenses	2,843	644
Allowance for sale returns	1,333	811
Other, net	2,068	2,784

Total deferred tax assets	44,842	20,861
Valuation allowance for deferred tax assets	(7,010)	(5,124)

Net deferred tax assets	37,832	15,737

Deferred tax liabilities:
Property, plant, and equipment	(5,882)	(3,196)
Other, net	(2,632)	(1,684)

Total deferred tax liabilities	(8,514)	(4,880)

Net deferred tax assets	$29,318	$10,857

Domestic	$2,894	$1,794
Foreign	26,424	9,063

	$29,318	$10,857

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2004	2003
Among current assets (“other accounts receivable and prepaid expenses”)	$4,647	$5,487
Long-term deferred income tax assets	31,387	10,250
Among long-term liabilities	(6,716)	(4,880)

	$29,318	$10,857

k.	Carryforward tax losses:

1.	The Company:

As of December 31, 2004, the Company had no carryforward tax losses.

2.	Israeli subsidiaries:

As of December 31, 2004, the Israeli subsidiaries have carryforward tax losses in the amount of $978, linked to the Israeli CPI and which may be carried forward and offset against taxable income for an indefinite period in the future.

3.	Canadian subsidiary:

As of December 31, 2004, this subsidiary has no carryforward tax losses.

4.	U.K. subsidiary:

As of December 31, 2004, this subsidiary has carryforward tax losses in the amount of $6,835, which may be carried forward and offset against taxable income for an indefinite period in the future.

5.	Irish subsidiary:

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

As of December 31, 2004, this subsidiary has carryforward tax losses of $6,755. In order for this subsidiary to obtain a full benefit from these losses, it must commence commercial operations within three years after incurring these losses.

6.	U.S. subsidiary:

As of December 31, 2004, this subsidiary has carryforward tax losses in the amount of $86,339, resulting from 2004 U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares. These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 and 2024.

l.	During 2002, 84.4% of the shares conferring rights to profits of the U.S. subsidiary were transferred, in the form of dividend, to the Company from Taro Pharmaceuticals North America Inc. pursuant to section 104 (c) of the Israeli Income Tax Ordinance. According to a tax ruling received from the Israeli Income Tax Commission, in the event that the U.S. subsidiary pays a dividend to its shareholders, a portion equal to the ratio of $5,200 out of total retained earnings, at the distribution date, will not be entitled to tax benefits under the tax treaty between Israel and the United States.

The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expenses for the Company.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SELECTED STATEMENTS OF INCOME DATA

		Year ended December 31,
		2004	2003	2002
a.	Sales by location of customers (1) (2) (3):

	Israel	$14,587	$13,468	$11,809
	Canada	18,353	15,603	12,819
	U.S.A.	247,765	283,197	183,857
	Other	3,425	3,190	3,096

		$284,130	$315,458	$211,581

	(1) Including commercial activities	$4,654	$3,983	$1,529

	(2) Including sales to customer A	$45,460	$62,693	$46,548

	Including sales to customer B	$43,188	$52,997	$25,389

	(3) Sales to customer A as a percentage of total sales	16%	20%	22%

	Sales to customer B as a percentage of total sales	15%	17%	12%

b.	Research and development expenses, net:

	Total expenses	$43,343	$42,479	$27,500
	Less - grants and participations	1,400	1,878	1,127

		$41,943	$40,601	$26,373

c.	Selling, marketing, general and administrative expenses:

	Selling and marketing	$37,918	$30,149	$15,947
	Advertising	30,955	22,309	4,075
	General and administrative *)	54,426	45,260	32,459

		$123,299	$97,718	$52,481

	*) Including allowance for doubtful accounts	$83	$52	$—

d.	Financial expenses, net *):

	Interest and exchange differences on long-term liabilities	$6,622	$2,720	$2,944
	Income in respect of deposits	(1,770)	(1,469)	(2,351)
	Expenses in respect of short-term credit	1,883	1,245	506
	Foreign currency translation losses (gains)	(318)	(774)	(937)

		$6,417	$1,722	$162

	*) Net of interest capitalized in cost of property, plant and equipment	$2,569	$1,180	$479

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

		Unrealized
		loss on
		available-for-	Unrealized
	Foreign currency	sale	gain from
	translation	marketable	hedging
	adjustments	securities	derivatives	Total
Balance at January 1, 2003	(2,404)	46	—	(2,358)

Foreign currency translation adjustments	9,501	—		9,501
Unrealized loss from hedging derivatives	—	—	(1,448)	(1,448)

Balance at December 31, 2003	7,097	46	(1,448)	5,695

Foreign currency translation adjustments	6,076	—	—	6,076
Unrealized gain from hedging derivatives			1,681	1,681
Unrealized gain from available for sale marketable securities	—	25	—	25

Balance at December 31, 2004	13,173	71	233	13,477

NOTE 17:- SEGMENT INFORMATION

Geographic Area Information

The Group operates in one industry segment. The following geographic data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure About Segments of an Enterprise and Related Information”. SFAS 131, paragraph 38, “Information about Geographic Areas” is as follows:

	Israel	Canada*)	U.S.A.	Other	Consolidated
Year ended December 31, 2004 and as of December 31, 2004:

Sales to unaffiliated customers **)	$14,587	$18,353	$247,765	$3,425	$284,130

Long-lived assets	$131,993	$51,642	$39,070	$26,483	$249,188

Year ended December 31, 2003 and as of December 31, 2003:

Sales to unaffiliated customers**)	$13,468	$15,603	$283,197	$3,190	$315,458

Long-lived assets	$108,684	$46,148	$20,009	$14,664	$189,505

Year ended December 31, 2002 and as of December 31, 2002:

Sales to unaffiliated customers**)	$11,809	$12,819	$183,857	$3,096	$211,581

Long-lived assets	$67,344	$22,515	$10,040	$609	$100,508

*)	Includes operations in both Canada and Cayman Islands.
**)	Based on customer’s location.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

The Group’s primary product lines in Israel are prescription and over-the-counter pharmaceutical products in multiple strengths, including capsules, creams and ointments, liquids, sterile products and tablets. Its primary product lines in Canada and the United States are prescription dermatological cream, ointment, lotion and gel products; oral dosage form prescription products; and over-the-counter products. Management believes that it was impracticable to provide revenue by products or therapeutic category for the years ended December 31, 2004, 2003 and 2002.

NOTE 18:- TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties:

	Year ended December 31,
	2004	2003	2002
Compensation to related parties *):
Wages and salaries	$1,050	$2,131	$1,669
Management fees	1,063	1,382	1,060
Directors’ fees	97	103	74

	$2,210	$3,616	$2,803

*) Compensation was paid to related parties, as follows:

Related parties employed by the Group	$1,062	$2,150	$1,689

Related parties not employed as above - directors (including companies held by these directors)	$1,148	$1,466	$1,114

Number of individuals to whom the compensation relates (includes all directors)	10	11	11

NOTE 19:- DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s overall risk management strategy includes entering into hedge transactions and derivative instruments. The objectives for this strategy are: (1) to minimize the impact of foreign currency fluctuations, mainly NIS, and interest rates fluctuations on the Company’s financial performance; and (2) to protect the Company’s cash flows from adverse movement in foreign exchange and interest rates. The Company does not obtain financial instruments for speculative trading purposes. Moreover, management believes that the financial institution associated with these investments is financially sound and, accordingly, minimal credit risk exists with respect to these derivative instruments.

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

The Company’s derivative instruments are recorded at fair value and are included as part of assets and liabilities as of December 31, 2004 as follows:

	As recorded	Fair value
Other receivable and prepaid expenses	$1,050	$1,050
Long-term investment	$3,536	$3,536

Foreign currency and interest rate risk:

a. Fair value hedge:

During 1999-2000 the Company entered into debenture agreements to borrow in Israel, NIS 89.4 million, for a ten-year term and at an annual interest rate of 8.25%, payable semi-annually.

During the same period, the Company entered into a ten-year cross-currency interest rate swap in which it receives a semi-annual fixed payment in NIS at an annual rate of 8.25% on the notional amount of NIS 89.4 million linked to Israeli Consumer Price Index (“CPI”), and makes a payment of LIBOR plus 2.8% on $21,600. There will be a final exchange of principal at the maturity dates specified in the contract based on the comparison of NIS 89.4 million, linked to the CPI, to the $21,600. The Company designated the cross-currency interest rate swap as a fair value hedge of the changes in the fair value of the loan due to both interest rate and foreign exchange risk.

At inception, the hedge relationship is expected to be highly effective because the notional amount of the cross-currency interest rate swap coincides with that of the debenture agreement, and all cash flows and reset dates coincide between the debt and the swap. Accordingly, no portion of the change in fair value of the cross-currency interest rate swap is considered to be ineffective. Hedge ineffectiveness, if any, is included in current period earnings, and was insignificant in all reported periods.

In accordance with fair value hedge accounting under SFAS 133, the change in the fair value of the debentures attributable to changes in the NIS interest rates is calculated and then this adjusted value is remeasured at spot rates through earnings (in accordance with SFAS 52). The change in the fair value of the cross-currency interest rate swap is also recorded in earnings.

The fair value of the afformentioned hedge amounted to $1,800 as of December 31, 2004.

b. Cash flow hedge:

In 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210 million for an eleven-year term at an annual interest rate of 5.8%, payable semi-annually.

At the same time the Company entered into a five-year currency swap in which it will receive an NIS amount equal to 5.8% of the outstanding NIS balance, linked to the CPI,

Notes to consolidated financial statements(continued)

U.S. dollars in thousands (except share and per share data)

and pay USD at a fixed rate of 5.9% on USD $47,000. There will be a final exchange of principal on maturity of the contract based on a comparison of NIS 210 million, linked to the CPI, to $47,000. Interest payments on the debt and the swap are payable semi-annually. The Company designated the cross-currency swap as a cash flow hedge of the exposure to changes in functional-currency-equivalent cash flows on the debt.

The cash flow hedge is expected to be highly effective because the notional amount of the cross-currency swap coincides with that of the debenture agreement, and the five-year interest rates and cash flow dates coincide between the debt and the swap. The Company assessed whether the derivative continued to be highly effective in offsetting changes in cash flows from the hedged item. No portion of the change in cash flows of the cross-currency swap is considered to be ineffective. Hedge ineffectiveness, if any, is included in current period earnings, and was insignificant in all reported periods. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings and are then reclassified to earnings in the same account as the hedged transaction. In 2004, the Company recorded in accumulated other comprehensive income an unrealized gain in the amount of $1,600.

The fair value of the cash flow hedge amounted to $2,800 as of December 31, 2004.

NOTE 20:- SUBSEQUENT EVENTS (UNAUDITED)

1.	In February 2005, the Company completed the acquisition of 3 Skyline Drive, the 124,000 square foot building in which the Company had initially acquired a 32% interest in 2002.

2.	In March 2005, the Company divested the ElixSure® and Kerasal® brands in North America. However, the Company will continue to manufacture and supply these products from its Canadian plant.

3.	In March 2005, the Company divested the Kerasal® and Primsol® trademarks.

     End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

SCHEDULE II: - VALUATION AND QUALIFYING ACCOUNTS

Allowance for Inventory Obsolescence

		Additions –
	Balance at	Charged to	Deductions –
	beginning of	costs and	Write-offs of	Balance at end of
Year	period	expenses	Inventory	period
2004	$3,591	$8,132	$6,221	$5,502
2003	1,461	5,574	3,444	3,591
2002	966	2,930	2,435	1,461

Allowance for Doubtful Accounts

		Additions –
	Balance at	Charged to
	beginning of	costs and	Deductions –	Balance at end of
Year	period	expenses	Bad-Debt	period
2004	$141	$83	$34	$190
2003	112	52	23	141
2002	108	8	4	112

S-1

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended

2.1	Form of ordinary share certificate (1)

4.1	Taro Vit Industries Limited 1991 Stock Incentive Plan (2)

4.2	Taro Pharmaceutical Industries Ltd. 2000 Employee Stock Purchase Plan (3)

4.3	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1	Certification of the Senior Vice President & General Manager pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Senior Vice President & General Manager and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a).1	Consent of Kost, Forer, Gabbay & Kasierer

15(a).2	Debenture and Loan Agreement dated December 19, 2000 (5)

15(a).3	Loan agreements Dated May 20, 2003 and November 27, 2003 (6)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.
(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(6)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.