Form 20-F/A
period 2004-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2005-07-01
CIK 906338

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

     Cash used in operating activities for the year ended December 31, 2004 was $1.8 million as compared to cash provided by operating activities of $5.2 million in the prior year. The decrease in cash from operations is the result of increases in trade receivables and inventory, which were partially offset by higher amortization and depreciation, our net income and other working capital items.

     Our long-term debt outstanding as of December 31, 2004 was approximately $204.3 million, including current maturities of $16.9 million, and was comprised of the following:

•	bonds payable of $129.1 million;

•	obligations of $36.6 million under bank agreements; and

•	mortgage payable and other obligations of $38.6 million.

     Our loans from institutional investors and bond obligations consist of the following, in thousands:

Amount	Linkage	Rate	Maturity
$13,753	Israel CPI(a)	8.25%	2005-2010
$49,275	Israel CPI(a)	5.80%	2005-2014
$ 2,950	Dollar	Libor + 2.25%	2005-2014
$ 1,773	Dollar	Libor + 2-3%	2005-2010
$44,500	Dollar	6%	2005-2010
$15,500	Dollar	Libor + 2.25%	2005-2010

(a)	We have a contract to hedge our exposure to CPI fluctuations in Israel.

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