Form 20-F
period 2005-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2007-03-20
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ___to ___
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________
Commission file number 0-22286

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Israel
(Jurisdiction of incorporation or organization)
Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.0001 nominal (par) value per share	Pink Sheets® LLC Electronic Quotation Service
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
29,301,349 Ordinary Shares, NIS 0.0001 nominal (par) value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Note - checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated ☒ Accelerated Filer ☐ Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

INTRODUCTION

     We develop, manufacture and market prescription and over-the-counter, or OTC, pharmaceutical products, primarily in the United States, Canada and Israel. We also develop and manufacture active pharmaceutical ingredients, or APIs, primarily for use in our finished dosage form products. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the United States. Our ordinary shares are currently quoted on Pink Sheets Electronic Quotation Service, or the Pink Sheets, under the symbol “TAROF.”

     As used in this Annual Report, the terms “we,” “us,” “our” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

     Except for the historical information contained in this Annual Report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D — Key Information: Risk Factors” and elsewhere in this Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may”, “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements appearing in this Annual Report are prepared in U.S. dollars in thousands, unless otherwise indicated, and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

     As further discussed in “Recent Development” below, financial statements of prior years have been restated.

     With respect to the selected financial data included in Item 3 of this Annual Report and other information covering the five most recent financial years, we are not able to provide the restated financial data for the earliest two years of the five-year period (2002 and 2001) without unreasonable effort and expense. Therefore, we were not able to include the selected financial data for those two years.

     All references in this Annual Report to “dollars,” or “$,” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The published(1) representative exchange rate between the NIS and the dollar for February 28, 2007 was NIS 4.21 per $1.00. The published(2) representative exchange rate between the Canadian dollar and the dollar for February 28, 2007 was $1.17 Canadian dollar per $1.00.

____________________

(1)	Published by the Bank of Israel.

(2)	Published by the Federal Reserve Bank of New York.

PART I

RECENT DEVELOPMENTS

Restatement of Certain Financial Statements

     On June 22, 2006, we announced that we were restating prior reported financial statements as a result of the receipt of additional information from several principal customers, which has been used to revise our revenues and accounts receivable reserve estimates. The restatement also includes adjustments to customer rebates reserve, the provision for income taxes, deferred income taxes, derivative instruments adjustments and minority interests. The restatement is described in detail in Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for the year ended December 31, 2005, or the 2005 Form 20-F.

     This 2005 Form 20-F includes restated financial statements and related financial information for the years ended December 31, 2004 and 2003. Our revenue was overstated and accounts receivable reserve estimates were understated for periods prior to 2003. To correct revenue and accounts receivable reserves affecting prior periods, we reported an adjustment to opening retained earnings as of January 1, 2003. All amounts referenced in this 2005 Form 20-F for 2004 and 2003 reflect the relevant amounts on a restated basis. The previously issued financial statements for 2004 and 2003 should no longer be relied upon. We do not intend to amend our Annual Reports on Form 20-F for the years ended December 31, 2004 and 2003.

     In establishing our reserves, we previously considered qualitative information such as our judgment based on experience, chargeback data from wholesaler customers and actual returns and reputable third-party prescription data indicating the number of our products dispensed to patients from a more distant point in the drug distribution chain. However, the amount of wholesaler inventory on-hand directly affects the amount of the chargebacks we receive, and thus is a critical part of estimating chargeback exposure and setting reserves. Prior to May 2006, we did not have available to us official inventory information from our key wholesaler customers, and while we did have available certain unofficial information concerning wholesaler inventories, we did not utilize it in calculating our reserves.

     In the spring of 2006, after negotiating with our key wholesaler customers for a number of years, we were able to obtain official reports of the amount of our products held in inventory by such wholesaler customers. These reports indicated that our reserve levels were inadequate. Using this 2006 inventory information, we undertook a “rollback” analysis to estimate the levels of inventory held by these customers as of December 31, 2005, 2004, 2003 and January 1, 2003. As a result of the rollback analysis, we concluded that our historical methodology for calculating chargeback exposure was in error and had resulted in understated reserves. Therefore, we have restated our prior period financial statements for 2004 and 2003. We believe that the methodology that we have now developed using actual customer inventory data provides a more reliable basis for estimating chargeback exposure.

     We also restated our financial expenses to reflect the correction of an error in our accounting for derivative instruments used to hedge certain long-term debt liabilities, correction of an error in accounting for the amortization of rights to a certain product and to account for additional expenses related to stock-based compensation. Specifically, the value of a stock option grant is required to be calculated on the date the grant becomes effective under Israeli law, which is the date of the final corporate approval of the stock option grant, or the Grant Effective Date. However, under our previous administrative procedures, the exercise price of the option was set as of the date of the option agreement, which in some cases preceded the Grant Effective Date. Since the market price of our shares as of the date of the option agreement was, in some cases, lower than the price on the Grant Effective Date, these administrative procedures resulted in the Company failing to recognize certain stock-based compensation expenses in its previously issued financial statements due to the difference between the price on the Grant Effective Date and the exercise price set forth in the option agreement. The amount of such unrecognized stock-based compensation expenses was an adjustment of $320,000 to the opening balance of retained earning in 2003, and a charge to earnings of $192,000 and $171,000 in 2003 and 2004, respectively, most of which relate to certain options that had previously been granted and approved by the board of directors as part of a shareholder-approved stock option plan, but were subject to shareholders’ ratification that took place at a shareholders’ meeting in 2002. The administrative procedures that led to this occurrence have since been modified.

     With respect to the selected financial data included in Item 3 of this 2005 Form 20-F and other information that should cover the five most recent financial years, we are not able to provide restated financial data for the earliest two years of the five-year period (2002 and 2001) without unreasonable effort and expense. Therefore, we have not provided such financial data for those two years.

Independent Investigation

     On August 29, 2006, we announced that the audit committee of our board directors, or the Audit Committee, had retained Jenner & Block LLP, or Jenner, as independent counsel to investigate certain matters relating to the restatement. On October 30, 2006, we announced that Jenner had rendered its report to the board of directors, and had advised the board that, based on its investigation, it did not find in the Company’s 2003 and 2004 financial statements an intentional misstatement of reserves relating to sales to wholesaler customers. However, Jenner further reported that it had concluded that a member of the Company’s senior financial management caused the Company to make misleading statements in correspondence to members of the staff of the U.S. Securities and Exchange Commission, or SEC, responding to inquiries by the staff with respect to the Company’s financial statements for 2003 and 2004, and that such individual and another member of the Company’s financial management also made misrepresentations to employees of Ernst & Young, the Company’s independent auditors, concerning the availability of wholesaler inventory data. No other Company personnel were found to have engaged in such conduct. Jenner also found that the Audit Committee had complied with its fiduciary duties and had adequately investigated certain matters that our independent auditors had brought to its attention in connection with their work on the audit of the Company’s 2005 financial statements.

     After Jenner delivered its report, Kevin P. Connelly, the Company’s Senior Vice President and Chief Financial Officer, as well as another member of financial management employed by Taro Pharmaceuticals U.S.A., Inc., located in New York, resigned from their positions, effective immediately. Both individuals advised the board that they vigorously disagreed with Jenner’s findings with respect to their actions. On October 30, 2006, we also announced that we had appointed Rebecca A. Roof, a Managing Director at AlixPartners LLP, as Interim Chief Administrative and Restructuring Officer, and that we are conducting searches for a replacement Chief Financial Officer and a senior financial manager for our U.S. subsidiary. Until the search for a permanent Chief Financial Officer is completed, Ron Kolker, formerly Vice President of Finance for Taro Pharmaceuticals U.S.A., Inc., is now Group Vice President, Corporate Controller and Interim Chief Financial Officer.

     In a meeting on November 7, 2006, Jenner presented its findings to representatives of the Northeast Regional Office of the SEC, the United States Attorney’s office for the Eastern District of New York, and the Public Company Accounting Oversight Board. We understand that the United States Attorney’s Office for the Eastern District of New York has requested that Jenner provide copies of certain documents it reviewed in connection with its investigation, and we intend to authorize the production of such documents other than those that may be subject to applicable privileges.

Nasdaq Stock Market Delisting

     On July 21, 2006, we received a Staff Determination from the Listing Qualifications Department of The Nasdaq Stock Market stating that because Nasdaq had not received our 2005 Form 20-F as required by Nasdaq Marketplace Rule 4320(e)(12), our ordinary shares were subject to delisting from The Nasdaq Global Select Market unless we requested a hearing. We did request a hearing before a Nasdaq Listing Qualifications Panel, or the Panel, to review the Staff Determination. Our ordinary shares remained listed pending the review. The Panel determined to continue the listing of our ordinary shares on The Nasdaq Global Select Market, subject to certain conditions, until November 17, 2006. Subsequently, the Panel granted a further extension of time to December 11,

2006. On December 12, 2006, we received a notification from the Listing Qualifications Department of Nasdaq that our ordinary shares were to be delisted from The Nasdaq Global Select Market after the close of business on Wednesday, December 13, 2006 because we had failed to file the Form 20-F by December 11, 2006.

     Following delisting, our ordinary shares are now quoted on the Pink Sheets under the symbol TAROF. Information regarding the Pink Sheets is available at www.pinksheets.com. Investors should be aware that trading on the Pink Sheets may result in a reduction in liquidity and trading volume of our ordinary shares.

     We requested that the Nasdaq Listing and Hearing Review Council exercise its authority to call for review the November 15, 2006 decision of the Nasdaq Listing Qualifications Panel and also to stay the delisting of our ordinary shares. The Council had until December 29, 2006 to exercise its authority but did not stay the delisting.

Compliance with Covenants in Debt and Loan Agreements

     The delay in issuing the audited financial statements for the year ended December 31, 2005 has resulted in the Company not being in compliance with certain reporting obligations with respect to certain of its debt instruments. We are currently in discussions with our creditors with respect to this issue. As of December 31, 2005, we also were not in compliance with two of our financial covenants, for which we obtained waivers. In addition, since we have not yet finalized our 2006 financial statements, we have not tested our compliance with all financial covenants associated with such statements. However, we are not in compliance with certain of our financial covenants as of December 31, 2006. We are in discussions with our lenders to obtain the appropriate waivers of these and other covenants; however, there can be no assurance that such waivers will be granted. For further information on our debt instruments, please see Note 10 to the consolidated financial statements herein.

     Although we are current with respect to our payment obligations under our various loan agreements, we are not in compliance with certain covenants and other provisions contained in certain of such loan agreements. As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and certain creditors may elect to proceed against the collateral granted to them to secure such indebtedness. In the event such indebtedness is accelerated, we do not have sufficient liquid assets to satisfy such obligations and there is no assurance that we could refinance such indebtedness on a timely basis; should this happen, we are likely to experience a number of material adverse effects, including but not limited to, the possibility of us and/or our affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws.

Liquidity

     Our cash flows have been negatively impacted by competitive pricing pressures, capital expenditures, research and development costs, operating losses, and reductions in wholesaler inventories. We are attempting to address this liquidity issue by implementing initiatives to improve revenues and cash collections, and by reducing expenses. While we believe that these initiatives provide opportunities to improve our liquidity, we do not believe that they will allow us to generate sufficient liquidity to meet our obligations in the future. Consequently, we believe that we will need to raise additional equity capital or debt, or restructure or refinance our existing debt, while improving our profitability, in order to meet our future obligations. We have retained an investment banking firm, The Blackstone Group, or Blackstone, to assist in this effort. No assurance can be given, however, as to when or whether an agreement will be entered into which would result in cash funds becoming available to us on terms acceptable to us, or as to whether we will be able to restructure or refinance our existing debt, including our existing scheduled debt service. If we are unable to obtain sufficient additional cash by raising additional equity capital or debt, or if we are unable to restructure or refinance our existing debt, while improving our profitability, we are likely to experience a number of material adverse effects, including but not limited to, the possibility of us and/or our affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws.

Recent Initiatives to Improve Liquidity

     Since October 2006, we have initiated steps to improve profitability and cash flow. We are implementing several sales, expense-reduction and research and development, or R&D, initiatives designed to improve our financial results. Sales initiatives include reduction of promotional activities and close monitoring of deductions to gross sales, selling more products directly to retailers, and closer monitoring of wholesaler inventory levels and purchase volumes. Expense-reduction initiatives include reduction of full time employees by 15% in the twelve-month period ended December 31, 2006, and increased control over expenditures throughout the Company. R&D initiatives include re-allocation of resources on niche products with limited competition and within our core competencies in both semi-solid and solid dosage forms. We are also pursuing joint ventures and licensing arrangements that may allow us to realize the value of selected research projects and share development costs.

     We are also analyzing the potential benefits of several additional initiatives. These include increasing sales to select international markets, increased contract manufacturing opportunities with major pharmaceutical companies, and expansion of sales of APIs.

     We are in the process of identifying and selling non-core assets in order to improve liquidity.

     In 2007, the Company entered into an agreement to sell a parking lot adjacent to its Irish facility for approximately $4.2 million. The net proceeds in the approximate amount of $3.4 million will be used to reduce debt and for general corporate purposes.

     In 2007, the Company entered into an agreement to sell a warehouse building in Canada for approximately $5.6 million. The net proceeds in the approximate amount of $5.0 million will be used to reduce debt and for general corporate purposes.

     In addition we are seeking to identify and sell additional non-core assets to further improve liquidity.

Independent Auditors’ Report with Going Concern Explanatory Paragraph

     We have received a report from our independent auditors containing an explanatory paragraph that describes substantial doubt about our ability to continue as a going concern. Our ability to continue operating as a going concern is dependent upon the success of our profitability initiatives, obtaining additional debt or equity financing, restructuring or refinancing our existing debt, or a combination of these objectives. If we are not able to achieve these objectives in a timely manner, we may not be able to continue as a going concern.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     We have derived the following selected consolidated financial data as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 from our consolidated financial statements set forth elsewhere in this 2005 Form 20-F that have been prepared in accordance with U.S. GAAP.

     You should read the selected consolidated financial data together with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this 2005 Form 20-F.

     As described in this 2005 Form 20-F under the heading, “Presentation of Financial Information”, this 2005 Form 20-F contains restated financial statements and related financial information for the years ended December 31, 2004 and 2003. We were not able to provide the restated financial data for the earliest two years of the five year period (2002 and 2001) without unreasonable effort and expense due to various factors including difficulty in obtaining computerized data for periods prior to 2003 and other information necessary to restate such earlier periods.

	Year Ended December 31,
	2005	2004	2003
	(In thousands of U.S. dollars except per
	ordinary share data)
Statement of Income Data:		As Restated
Sales, net	$297,743	$261,119	$278,086
Cost of sales	128,690	119,749	102,454
Gross profit	169,053	141,370	175,632
Operating expenses:
Research and development, net	45,767	41,956	40,612
Selling, General and Administrative	108,099	123,465	97,898
Total operating expenses	153,866	165,421	138,510
Operating income (loss)	15,187	(24,051)	37,122
Financial expenses, net	7,893	4,832	2,748
Other loss, net	—	—	(7)
Income (loss) before taxes on income	7,294	(28,883)	34,367
Taxes on income	1,617	2,606	4,090
Net income (loss)	5,677	(31,489)	30,277
Earnings per ordinary share:
Basic net income (loss) per ordinary share	$0.19	$(1.08)	$1.05
Diluted net income (loss) per ordinary share	$0.19	$(1.08)	$1.02

Weighted average number of ordinary shares used to compute
basic income (loss) per share (in thousands)	29,250	29,058	28,873
Weighted average number of ordinary shares used to compute
diluted income (loss) per share (in thousands)	29,590	29,058	29,664

	As of December 31,
	2005	2004	2003
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:		As Restated
Working capital	$51,413	$91,020	$191,942
Property, plant and equipment, net	269,419	241,966	182,306
Total assets	579,011	587,614	540,151
Short-term debt, including current maturities	107,277	81,905	43,542
Long-term debt	161,949	184,419	154,877
Shareholders’ equity	236,865	230,470	252,972

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

Risks Relating to Liquidity

We may not be able to continue as a going concern.

     Our cash flow has been negatively impacted by competitive pricing pressures, capital expenditures, research and development costs, operating losses, and reductions in wholesaler inventories. In addition, as discussed in Note 10 to the financial statements, we are in default of certain debt obligations. These factors raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the consolidated financial statements herein, and under Recent Initiatives above. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

If we are unable to obtain sufficient additional cash by raising additional equity capital or debt, or restructuring or refinancing our existing debt, while improving our profitability, we will suffer a number of material adverse effects.

     Our cash flows have been negatively impacted by competitive pricing pressures, capital expenditures, research and development costs, operating losses, and reductions in wholesaler inventories. We are attempting to address this liquidity issue by implementing initiatives to improve revenues and cash collections, and by reducing expenses. While we believe that these initiatives provide opportunities to improve our liquidity, we do not believe that they will allow us to generate sufficient liquidity to meet our obligations in the future. Consequently, we believe that we will need to raise additional equity capital or debt, or restructure or refinance our existing debt, while improving our profitability, in order to meet our future obligations. We have retained Blackstone to assist in this effort. No assurance can be given, however, as to when or whether an agreement will be entered into which would result in cash funds becoming available to us on terms acceptable to us, or as to whether we will be able to restructure or refinance our existing debt, including our existing scheduled debt service. If we are unable to obtain sufficient additional cash by raising additional equity capital or debt, or if we are unable to restructure or refinance our existing debt, while improving our profitability, we are likely to experience a number of material adverse effects, including but not limited to, the possibility of us and/or our affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws.

Our restructuring and refinancing efforts and measures may not be successful.

     The delay in issuing the audited financial statements for the year ended December 31, 2005 has resulted in the Company not being in compliance with certain reporting obligations with respect to certain of its debt instruments. We are currently in discussions with our creditors with respect to this issue. As of December 31, 2005, we were also not in compliance with two of our financial covenants, for which we obtained waivers. In addition, since we have not yet finalized our interim 2006 financial statements, we have not tested our compliance with financial covenants associated with such statements. However, we do not expect to be in compliance with certain of our financial covenants as of December 31, 2006. We are in discussions with our lenders to obtain the appropriate waivers of these and other covenants; however, there can be no assurance that such waivers will be granted. For further information on our debt instruments, please see Note 10 to the consolidated financial statements herein.

     Although we are current with respect to our payment obligations under our various loan agreements, we are not in compliance with certain covenants and other provisions contained in certain of such loan agreements. As a result of the foregoing, our ability to obtain additional indebtedness is restricted. In addition, various creditors have the right to elect to accelerate their indebtedness and certain creditors may elect to proceed against the collateral granted to them to secure such indebtedness. In the event such indebtedness is accelerated, we do not have sufficient assets to satisfy such obligations and there is no assurance that we could refinance such indebtedness on a timely basis; should this happen, we are likely to experience a number of material adverse effects, including but not limited to, the possibility of us and/or our affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws.

We may be unable to retain and attract key personnel.

     We are dependent upon the leadership and expertise of certain key employees. During 2006, we experienced the loss of certain key personnel due to layoffs and increased attrition rates. There is a risk that attrition may increase and that we may not be able to satisfactorily replace such key personnel. The loss of the services of such key employees and the inability to recruit and retain additional, qualified personnel could have a material adverse effect on our business. There can be no assurance that we will be successful in retaining and attracting skilled and experienced technical and management personnel. If we are unable to do so, this may materially affect our future financial performance and results of operations.

Risks Relating to the Restatement

In connection with the restatement of our previously reported financial statements, we may be subject to the risk of litigation or regulatory proceedings or actions.

     We have restated our previously reported financial statements for the years ended December 31, 2004 and 2003, as described in Note 1 to our consolidated financial statements included elsewhere in this 2005 Form 20-F. Consequently, we may be subject to class action lawsuits or regulatory proceedings or actions relating to our restatement of our financial statements. We may incur substantial legal and accounting expenses in connection with the restatement. In addition, should any litigation or regulatory actions occur, it may be time consuming and distract certain management personnel from performing their daily operational duties.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

     As described above, we have restated our previously issued financial statements for the years ended December 31, 2004 and 2003 as described in Note 1 to our consolidated financial statements included elsewhere in this 2005 Form 20-F.

     The Public Company Accounting Oversight Board’s Auditing Standard No. 2 – “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements” specifies that the restatement of previously issued financial statements to reflect the correction of a misstatement should be regarded as at least a significant deficiency and as a strong indicator that a material weakness in internal control over financial reporting exists. We considered this guidance, applied our judgment in assessing the reasons why a restatement was necessary, and concluded that a material weakness in our internal control over financial reporting existed as of year end 2003, 2004 and 2005, and that, as a result, our disclosure controls and procedures were not effective as of the end of 2005. The material weakness as of year end 2005, 2004 and 2003 resulted in certain errors that were not detected by our year end control activities.

     The existence of that material weakness could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business. We have initiated remedial steps to address this material weakness in our internal control over financial reporting. See Item 15.

Our continued delisting from Nasdaq may result in a reduction in liquidity and trading volume of our ordinary shares.

     On December 12, 2006, we received a notification from the Listing Qualifications Department of Nasdaq that our ordinary shares were to be delisted from The Nasdaq Global Select Market after the close of business on Wednesday, December 13, 2006 because we had failed to file the 2005 Form 20-F by December 11, 2006. Following delisting, our ordinary shares are now quoted on the Pink Sheets under the symbol TAROF. Information regarding the Pink Sheets is available at www.pinksheets.com. Trading on the Pink Sheets may result in a reduction in liquidity and trading volume of our ordinary shares.

     We requested that the Nasdaq Listing and Hearing Review Council exercise its authority to call for review the November 15, 2006 decision of the Nasdaq Listing Qualifications Panel and also to stay the delisting of our ordinary shares. The Council had until December 29, 2006 to exercise its authority but did not stay the delisting.

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

  the original manufacturers of the brand-name equivalents of our generic products;

  other drug manufacturers (including brand-name companies that also manufacture generic drugs); and

  manufacturers of new drugs that may compete with our generic drugs and proprietary products.

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

Other pharmaceutical companies frequently take actions to prevent or discourage the use of generic drug products such as ours.

     Other pharmaceutical companies have increasingly taken actions, including the use of state and federal legislative and regulatory mechanisms, to prevent, delay or discourage the use of generic equivalents to their products, including generic products that we manufacture or market. If these efforts to delay or prevent generic competition are successful, our ability to sell our generic versions of products may be limited or prevented. This could have a material adverse effect on our future results of operations. These efforts have included, among others:

  filing new patents or extensions of existing patents on products whose original patent protection is about to expire, which could extend patent protection for the product and delay launch of generic equivalents;

  developing patented controlled-release products or other product improvements;

  developing and marketing branded products as over-the-counter products;

  pursuing pediatric exclusivity for brand-name products;

  submitting citizen petitions to request that the Commissioner of the United States Food and Drug Administration, or the FDA, take administrative action with respect to an abbreviated new drug application, or ANDA, approval;

  attaching special patent extension amendments to unrelated federal legislation;

  engaging in state-by-state initiatives to enact legislation that restricts the substitution of some brand-name drugs with generic drugs;

  introducing “authorized generics” or their own generic equivalents to the marketplace; and

  setting the price of brand-name drugs at or below the price of generic equivalents.

     Generally, no additional regulatory approvals are required for brand-name manufacturers to sell directly or through a third party to the generic market. Brand-name products that are licensed to third parties and are marketed under their generic names at discounted prices are known as “authorized generics.” This facilitates the sale by brand-name manufacturers of generic equivalents of their own brand-name products. Because many brand-name companies are substantially larger than we are and have substantially greater resources than we have, we are particularly subject to the risks of their undertaking to prevent or discourage the use of those of our products that compete with theirs. Moreover, the introduction of “authorized generics” may make competition in the generic market more intense. It may also reduce the likelihood that a generic company like ours that obtains the first ANDA approval for a particular product will be the first-to-market and/or the only generic alternative offered to the market and thus may diminish the economic benefit associated with this position.

We may experience declines in the sales volume and prices of our products as the result of the continuing trend of consolidation of certain customer groups, such as the wholesale drug distribution and retail pharmacy industries, as well as the emergence of large buying groups. The result of such developments could have a material adverse effect on our business, financial position and results of operations, and could cause the market value of our ordinary shares to decline.

     We make a significant portion of our sales to a relatively small number of wholesalers, retail drug and food chains and mass merchandisers. These customers constitute an essential part of the distribution chain for generic pharmaceutical products and continue to undergo significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing product pricing pressures facing us. In addition, the emergence of large buying groups, representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, potentially enables those groups to attempt to extract price discounts on our products. The result of these developments may have a material adverse impact on our business, financial position and results of operations, and could cause the market value of our ordinary shares to decline.

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

     Our ability to market generic or proprietary pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties (including physicians, pharmacies, government formularies, managed care providers, insurance companies, and retailers), as well as patients. In addition, unanticipated side effects or unfavorable publicity concerning any of our products, or any brand-name product of which our generic product is the equivalent, could have an adverse effect on our ability to achieve acceptance by prescribing physicians, managed care providers, pharmacies and other retailers, customers and patients.

Our future profitability depends upon our ability to introduce new generic or innovative products on a timely basis.

     Our future profitability depends, to a significant extent, upon our ability to introduce, on a timely basis, new generic or innovative products for which we either are the first to market (or among the first to market) or can otherwise gain significant market share. Our ability to achieve any of these objectives is dependent upon, among other things, the timing of regulatory approval of these products and the number and timing of regulatory approvals of competing products. Inasmuch as this timing is not within our control, we may not be able to develop and introduce new generic and innovative products on a timely basis, if at all.

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

     We are subject to extensive regulation by the United States, Canada, Israel, Ireland and other jurisdictions. These jurisdictions regulate the approval, testing, manufacture, labeling, marketing and sale of pharmaceutical products. For example, approval by the FDA is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the United States. In order to receive approval from the FDA for each new drug product we wish to market, we must demonstrate, through rigorous clinical trials, that the new drug product is safe and effective for its intended use and that our manufacturing process for that product candidate complies with current good manufacturing practices, or cGMPs. We cannot provide an assurance that the FDA will, in a timely manner, or ever, approve our applications for new drug products. The FDA may require substantial additional clinical testing or find that our drug product does not satisfy the standards for approval. In addition, in order to obtain approval for our product candidates that are generic versions of brand-name drugs, we must demonstrate to the FDA that each generic product candidate is bioequivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator, or brand-name reference, drug. Bioequivalency may be demonstrated by comparing the generic product to the innovator drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use. If the FDA determines that an ANDA for a generic drug product is not adequate to support approval, it could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product.

     If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our new and generic products are limited by statutes and regulations and, with respect to our generic drugs, by the labeling claims made in the brand-name product’s packaging. In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements. As a manufacturer of pharmaceutical products distributed in the United States, we must also comply with cGMPs, which include requirements related to production processes, quality control and assurance, and recordkeeping. Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions. Our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, consent decrees, or civil or criminal penalties. Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

     In addition, because we market a controlled substance in the United States and other controlled substances in Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalents in Israel, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, importation, receipt and handling procedures and security to prevent diversion of, or unauthorized access to, the controlled substances in each stage of the production and distribution process. The U.S. Drug Enforcement Administration, or DEA, and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the United States Controlled Substances Act and its equivalents in Israel and Canada. Any failure to comply with these laws and regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of our DEA registration (or Israeli or Canadian equivalent), injunctions, or civil or criminal penalties.

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

     Product approvals by the FDA and by comparable foreign regulatory authorities may be withdrawn if compliance with regulatory standards is not maintained or if problems relating to the products are experienced after initial approval. In addition, if we fail to comply with governmental regulations we may be subject to fines, unanticipated compliance expenditures, interruptions of our production and/or sales, prohibition of importation, seizures and recalls of our products, criminal prosecution and debarment of us and our employees from the generic drug approval process.

Regulatory Authorities may require New Drug Applications for products currently marketed under the Drug Efficacy Study Implementation Review and Compliance Policy.

     Certain drug products were considered safe by the FDA as part of the Drug Efficacy Study Implementation, or DESI, Review and Compliance Policy Guide chapter 4, subchapter 440 of 1968. These products have been marketed for many years and while considered to be safe for their indicated use lack data supporting effectiveness. Therefore, the FDA may at any time, or from time to time, review a product on the DESI list to determine if the product requires the submission of a New Drug Application, or NDA, for the continued marketing of the product in the United States. The Company, like many pharmaceutical companies, markets certain drug products under the DESI/Compliance Policy. As such, we may be required to file NDAs for such products. The filing of an NDA may be expensive, time consuming and require more resources than those available to the Company to support the research for an application, thus requiring the withdrawal of such products from the market.

Our future success is highly dependent on our continued ability to attract and retain key personnel. Any failure to do so could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our ordinary shares to decline.

     The pharmaceutical industry, and our company in particular, is science based. It is therefore imperative that we attract and retain qualified personnel in order to develop new products and compete effectively. If we fail to attract and retain key scientific, technical or management personnel, our business could be affected adversely. If we are unsuccessful in retaining or replacing key employees, it could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our ordinary shares to decline.

Pharmaceutical companies are required by international law to comply with adverse event reporting requirements.

     Our failure to meet these reporting requirements in any jurisdiction could result in actions by regulatory authorities in that and/or other jurisdictions, including any of the following: warning letters, public announcements, restriction or suspension of marketing authorizations, revocation of marketing authorizations, fines or a combination of any of these actions.

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

  trends in managed healthcare in the United States;

  developments in health maintenance organizations, managed care organizations and similar enterprises;

  legislative proposals to reform healthcare and government insurance programs; and

  price controls and reimbursement policies.

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

Our reputation among consumers and our customers in the pharmacy trade may be negatively impacted by incidents of counterfeiting of our products.

     The counterfeiting of pharmaceutical products is a widely reported problem for pharmaceutical manufacturers, distributors, retailers and consumers in the United States, which is our largest market. Such counterfeiting may take the form of illicit producers manufacturing cheaper and less effective counterfeit versions of our products, or producing imitation products containing no active ingredients, and then packaging such counterfeit products in a manner which makes them look like genuine products of the Company. If incidents occurred in which such products prove to be ineffective, or even harmful, to the individuals who used them, consumers and our customers might not buy our products out of fear that they might be ineffective or dangerous counterfeits. In addition, sales of counterfeit products could reduce sales of legitimate products of the Company. Such counterfeit products could have a material negative impact on our sales and net income.

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

     The pharmaceutical industry is subject to extensive environmental regulation and the risk of incurring liability for damages or the costs of remedying environmental problems because of the chemical ingredients contained in pharmaceutical products and the nature of their manufacturing process. Although we have never incurred any such liability in any material amount, we may be subject to liability in the future. We may also be required to increase expenditures to remedy environmental problems and comply with applicable regulations. If we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the conditions attached to our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and substantial liability. We could also be required to suspend or modify our manufacturing operations.

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

Some of our products are manufactured by independent third parties. Any failure by any of these third parties to perform this manufacturing properly or follow CGMPs, may have an adverse effect upon our ability to maintain regulatory approvals or continue marketing our products.

     Certain of our products are manufactured by independent third parties. Their compliance with cGMPs and other regulatory requirements is essential to our obtaining and maintaining regulatory approvals and marketing authorization for these products in the countries in which they are sold. Any failure by any of these third parties to perform this manufacturing properly or follow CGMPs may have an adverse effect upon our ability to maintain regulatory approvals or continue marketing our products.

Risks Relating to Our Company

Two wholesaler customers account for a very substantial portion of our consolidated sales.

     During 2005, McKesson Corporation and AmerisourceBergen Corporation collectively accounted for approximately 11% and 6% respectively, of our consolidated sales. We have no long-term agreements with these wholesalers that require them to purchase our products and they may therefore reduce or cease their purchases from us at any time. Any cessation or significant reduction of their purchases from us would likely have a material adverse effect on the results of our operations and our financial condition. Furthermore, changes in their buying patterns or in their policies and practices in relation to their working capital and inventory management may result in a reduction of, or a change in the timing of, their purchases of our products. For example, we believe that the decrease in our sales to these customers during 2005, as compared to 2004, was, to a significant extent, attributable to changes in their buying patterns and inventory management practices. While we now expect to receive periodic inventory reports from the wholesalers, we have no ability to obtain advance knowledge of such changes. We base our manufacturing schedules, inventories and internal sales projections principally on historical data. To the extent that actual orders from these wholesalers differ substantially from our internal projections, we may either find ourselves with excess inventory or in an out-of-stock position. Hence, factors beyond our control relative to these customers have had in the recent past, and may have from time to time in the future, a material adverse effect upon our operating results, which has, in the recent past, resulted, and may from time to time in the future result, in substantial volatility of the market prices of our ordinary shares.

The nature of our business requires us to estimate future charges against wholesaler accounts receivable. If these estimates are not accurate, the results of our operations and financial condition could be adversely affected.

     Sales to third parties, including government institutions, hospitals, hospital buying groups, pharmacy buying groups, pharmacy chains and others generally are made through wholesalers. We sell our goods to wholesalers, and the wholesalers subsequently resell the goods to third parties at times and in quantities ordered by the third parties. Typically, we have a contract price with a third party to which a wholesaler resells our goods that may be equal to or less than the price at which we sold the goods to the wholesaler. In such a case, at the time the third party purchases from the wholesaler, the wholesaler charges us back for any shortfall. At the time of any individual sale by us to a wholesaler, we do not know under which contracts the wholesaler will resell goods to third parties. Therefore, we estimate the amount of chargebacks and other credits that may be associated with these sales and we reduce our revenue accounts accordingly. One factor in calculating these estimates is information on customer inventory levels provided to us by our customers. In the spring of 2006, after negotiating with our key wholesaler customers for a number of years, we were able to obtain official reports of the amount of our products held in inventory by such wholesalers. If this information is inaccurate or not forthcoming, this may result in erroneously estimated reserves for chargebacks, returns or other deductions. In addition, from time to time, the amount of such chargebacks and other credits reported by a wholesaler may be different from our estimates. Discrepancies of this nature may result in a reduction in the value of our accounts receivable and a related charge to our net income. The reconciliation of our accounts with wholesalers may, from time to time, delay, or otherwise impact upon, the collection of our accounts receivable or result in a decrease in their value and in a related charge to our net income. See Part I, Recent Developments – Restatement of Certain Financial Statements, above.

Our inventories of finished goods have expiration dates after which they cannot be sold.

     Industry standards require that pharmaceutical products be made available to customers from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand adequately, we strive to maintain sufficiently high levels of inventories. However, inventories prepared for sales that are not realized as or when anticipated may approach their expiration dates and have to be written off. These write-offs, if any, could have an adverse effect on the results of our operations and financial condition.

Our future success depends on our ability to develop, manufacture and sell new products.

     Our future success is largely dependent upon our ability to develop, manufacture and market new commercially viable pharmaceutical products and generic equivalents of proprietary pharmaceutical products whose patents and other exclusivity periods have expired. Delays in the development, manufacture and marketing of new products will negatively impact the results of our operations. Each of the steps in the development, manufacture and marketing of our products involves significant time and expense. We are, therefore, subject to the risks, among others, that:

  any products under development, if and when fully developed and tested, will not perform in accordance with our expectations;

  any generic product under development will, when tested, not be bioequivalent to its brand-name counterpart;

  necessary regulatory approvals will not be obtained in a timely manner, if at all;

  any new product cannot be successfully and profitably produced and marketed;

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

     We currently obtain some raw materials for our products from either a single supplier or a limited number of suppliers. Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute raw materials or products. While we do have long-term supply agreements for some raw materials, for most raw materials we do not have any long-term supply agreements and we are therefore subject to the risk that our suppliers of raw materials may not continue to supply us with raw materials on satisfactory terms or at all.

     Furthermore, obtaining the regulatory approvals required for adding alternative suppliers of raw materials for finished products we manufacture may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving regulatory approvals will not have a material adverse effect upon our business. However, we may not be successful in doing so and, consequently, we may be unable to sell some products pending approval of one or more alternate sources of raw materials. Any significant interruption in our supply stream could have a material adverse effect on our operations.

We are continuing our efforts to develop new proprietary pharmaceutical products, but these efforts may not be successful.

     Our principal business has traditionally been the development, manufacture and marketing of generic equivalents of pharmaceutical products first introduced by other companies. However, we have greatly increased our efforts to develop new proprietary products, including T-2000 and T2001 (our patented non-sedating barbiturate compounds), our novel formulation of Ovide® (malathion), and products utilizing NonSpil® (our patented spill-resistant liquid drug delivery system).

     Expanding our focus beyond generic products and broadening our product pipeline to include new proprietary products may require additional internal expertise or external collaboration in areas in which we currently do not have substantial resources and personnel. Also, we may not have sufficient financial resources to complete certain clinical studies, and thus be unable to receive regulatory approval or commercialize these products. We may have to enter into collaborative arrangements with others that may require us to relinquish rights to some of our technologies or products that we would otherwise pursue independently. We may not be able to acquire the necessary expertise or enter into collaborative agreements on acceptable terms, if at all, to develop and market new proprietary products.

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

     A clinical trial may fail for a number of reasons, including:

  failure to enroll a sufficient number of patients meeting eligibility criteria;

  failure of the new product to demonstrate safety and/or efficacy;

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

     We have in the past pursued, and may in the future pursue, acquisitions of product lines and/or companies and seek to integrate them into our operations. Acquisitions of additional product lines and companies involve risks that could adversely affect our future revenues and results of operations. Any one or more of the following examples may apply:

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

  we may not be able to retain the skilled employees and experienced management that may be necessary to operate businesses we acquire, and if we cannot retain such personnel, we may not be able to locate and hire new skilled employees and experienced management to replace them; and

  we may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

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

     We also rely on trade secrets, non-patented proprietary expertise and continuing technological innovation that we seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees, consultants and others. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

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

  require us to pay substantial monetary damages or royalties in order to license proprietary rights from third parties; and

  prevent us from launching a developed, tested and approved product.

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

     From time to time, we seek to market products before the patents for them expire. In order to do so in the United States, we must challenge the patent under the procedures set forth in the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book, for the new drug are either invalid or not infringed by our product. To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity or infringement of the originator’s patent. Patent challenges are complex, costly and can take a significant amount of time to complete.

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

     In addition, it is not required that pharmaceutical patents be listed with the FDA or other regulatory authorities. For example, patents relating to antibiotics might not be listed in the Orange Book. Any launch of a pharmaceutical product by us that may infringe a patent, whether listed or not, may involve us in litigation; in certain circumstances, such litigation may result in significant damages which could have a material adverse effect on the results of our operations or financial condition.

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

  announcements by us or our competitors of new and enhanced products;

  market conditions or trends in the pharmaceutical industry;

  developments or disputes concerning proprietary rights;

  introduction of technologies or product enhancements by others that reduce the need for our products;

  the inaccuracy of, or changes in, financial estimates by securities analysts;

  general economic and political conditions;

  departures of key personnel;

  changes in the market valuations of our competitors;

  regulatory considerations; and

  the other risk factors listed in this section.

Three of our directors, and members of their immediate families, currently control approximately 45.4% of the voting power in our company.

     Dr. Barrie Levitt, Dr. Daniel Moros, Tal Levitt and members of their immediate families currently control, through their beneficial ownership of outstanding ordinary shares and founders’ shares, approximately 45.4% of the voting power in our company. Dr. Levitt and Dr. Moros are cousins and Ms. Levitt is Dr. Levitt’s daughter. By reason of their shareholdings, the Levitt and Moros families should be able to control the outcome of most actions that require majority shareholder approval, including the election of directors, the approval of mergers, sales of substantially all of our assets and other extraordinary transactions that require shareholder approval.

50% of the voting power in our subsidiary, Taro Pharmaceuticals U.S.A., Inc., or Taro U.S.A., is held by a corporation which is controlled by the Chairman and Vice Chairman of our board of directors and their families.

     The share capital of Taro U.S.A. is divided into two classes. We own 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation, or TDC, owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Dr. Levitt, Dr. Moros and their families are able to vote the majority of the outstanding voting shares of TDC and thereby control TDC. Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as we may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with our preference, TDC could prevent us from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude us from consolidating Taro U.S.A. into our financial statements. Taro U.S.A. accounted for approximately 87% and 85% of our consolidated sales during 2004 and 2005, respectively.

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

     We are incorporated under Israeli law and our principal offices and a significant component of our manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity. Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel, impeding the ability of travelers to obtain travel insurance. As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our company, could result in the FDA withholding approval for new products we intend to produce at those facilities. Also, although it has not yet occurred, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

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

     Some countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli companies and products and others doing business with Israel, or may do so in the future. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that the boycott has not had a material adverse effect on our current operations. However, continuation or extension of the boycott and the implementation of additional restrictive laws, policies or practices directed towards Israel or Israeli businesses or products, including investment in Israeli companies, could have an adverse impact on the expansion of our business or on the price of our ordinary shares.

     From October 2000 until recently, there was an increase in violence between Israel and the Palestinians and certain terrorist groups, primarily but not exclusively in the West Bank, Gaza Strip and Lebanon, including the recent conflict in Lebanon. During such conflict, numerous missiles landed in the area near our manufacturing facility in Haifa Bay, Israel. If the conflict were to be renewed and a missile were to hit our facility or the immediate vicinity of our facility, our operations could be seriously disrupted. Any such disruption could materially harm our business.

     The evolving, unstable political situation in the Middle East may create additional unrest and uncertainty. Many male Israeli citizens, including our employees, are subject to compulsory annual military service through middle age. Additionally, these employees are subject to being called to active duty at any time under emergency circumstances. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees. While we believe that we have operated relatively efficiently given these requirements, we cannot predict the effect on our business operations if the conflicts continue to escalate or intensify. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to obligatory military service requirements. Any disruption in our operations would harm our business.

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

     Israel has experienced periods of recession in economic activity in recent years, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel were to deteriorate again. In addition, due to significant economic measures proposed by the Israeli government, there were several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten additional strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and us.

Government price control policies can materially impede our ability to set prices for our products.

     All pharmaceutical products sold in Israel are subject to price controls. Permitted price increases and decreases are enacted by the Israeli government as part of a formal review process. The inability to control the prices of our products may adversely affect our operations.

We currently benefit from government programs and tax benefits, both or either of which may be discontinued or reduced.

     We currently receive grants and substantial tax benefits under government of Israel programs, including the “Approved Enterprise” program and programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes. In recent years, the government of Israel has reduced the benefits available under these programs, and these programs and tax benefits may be discontinued or curtailed in the future. If the government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make more difficult a merger or acquisition. This could prevent a change of control and depress the market price of our ordinary shares.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition. The Israel Companies Law - 1999, or the Companies Law, generally requires that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 21 days’ advance notice by each of the merger parties. Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company received shareholder approval.

     Other potential means of acquiring a public Israeli company such as ours might involve additional obstacles. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

     Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do U.S. tax laws. The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing or making more difficult a merger or acquisition. This could prevent a change of control of the Company and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

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

     A substantial portion of our expenses, primarily labor and occupancy expenses in Canada, is incurred in Canadian dollars. As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the U.S. dollar or that the timing of any devaluation will lag behind inflation in Canada. During the year ended December 31, 2005, the value of the Canadian dollar increased 3.9% with respect to the U.S. dollar. This increase in the value of the Canadian dollar has had the effect of increasing the cost of our goods manufactured in Canada. If the U.S. dollar cost of our operations in Canada continues to increase, our U.S. dollar-measured results of operations will continue to be adversely affected.

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

     In 1961, we completed the initial public offering of our ordinary shares, which are currently quoted on the Pink Sheets under the symbol “TAROF.” In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd., or TPIL. In 1981, we sold 37% of our interest in TPIL. In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company. In July 2001, we completed a split of our ordinary shares by distributing a dividend of one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. In October 2001, we sold 3,950,000 of our ordinary shares, and selling shareholders sold 1,800,000 of our ordinary shares, in a public offering.

     On January 14, 2003, Taro Pharmaceuticals North America, Inc., or TNA, entered into a license and option agreement with Medicis Pharmaceutical Corporation, or Medicis. According to the agreement, TNA, on June 1, 2004, exercised its option and purchased from Medicis certain branded prescription product lines for sale in the United States and Puerto Rico. Two of these products, Topicort® and Ovide®, are used in dermatology and pediatrics.

     On March 21, 2003, our Irish subsidiary, Taro Pharmaceuticals Ireland Limited, acquired, for 5.55 million Euros, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased out of liquidation proceedings under the Official Liquidator appointed by the High Court of Ireland. The facility consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 14-acre campus in central Ireland. The facility, which had been operating until the end of 2002, has, since our acquisition of the facility, been licensed and approved by the Irish Medicines Board to manufacture and distribute pharmaceutical products in Ireland and the European Union and has been inspected by the FDA and determined to be an acceptable site for the manufacture of finished dosage form products for which two products have already been approved.

     In December 2003, our Canadian subsidiary expanded its distribution capacity with the purchase of a 108,797 square foot distribution facility located on 6.7 acres in Brampton, Ontario in close proximity to our existing facilities.

     In January 2004, Taro Pharmaceuticals U.S.A., Inc. expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro U.S.A. acquired the facility for approximately $18 million.

     In July 2004, Taro Pharmaceuticals U.S.A., Inc. entered into a license and option agreement with Medicis for four products, including the Lustra® product line, for sale in the U.S., Puerto Rico and Canada. These products are used for the treatment of dyschromia (discoloration of the skin) and other dermatologic conditions.

     In March 2005, the Company entered into multi-year agreements to divest the ElixSure® and Kerasal® brands in North America. In June 2006, the Company completed its divestiture of these products in North America. As part of the final divestiture agreement, the Company received an additional cash payment, including payment for services and products. Please see Note 1h to the consolidated financial statements included in this 2005 Form 20-F.

     Our principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel. Our telephone number at that address is +972-9-971-1800. Our registered office is located at 14 Hakitor Street, Haifa Bay 26110, Israel. Our telephone number at that address is +972-4-847-5700. Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532.

Capital Expenditures

     During 2005, 2004 and 2003, our capital expenditures were approximately $48.3 million, $72.3 million and $94.4 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

     The major projects undertaken during the past three years, as part of our capital expenditure program, include:

  the expansion of our production facilities in Canada which began during the fourth quarter of 2002 and ended during the third quarter of 2003.

  the construction of new research, development and manufacturing facilities in Canada and Israel;

  The construction of new research, development, manufacturing and administration facilities in Canada began during the fourth quarter of 2001 and ended during the fourth quarter of 2003.

  The new manufacturing facility in Israel was under construction during 2004 and for most of 2005, and portions currently remain unfinished. Part of buildings and certain equipment were utilized for commercial production beginning in the first quarter of 2006.

  the acquisition of additional production and packaging equipment;

  the upgrade of our information technology systems;

  the acquisition of a 124,000 square feet building in Hawthorne, N.Y. for the research laboratory and administrative offices of Taro U.S.A. which was completed during the second quarter of 2005;

  the acquisition, during the first quarter of 2003, of a multi-purpose pharmaceutical manufacturing and research facility in Ireland and subsequent construction thereto which is still in progress;

  the acquisition of a distribution center facility in New Jersey during the first quarter of 2004;

  the acquisition of a distribution facility in Ontario, Canada during the fourth quarter of 2003; and

  the acquisition of product rights to Topicort®, Ovide®, Lustra® and U-Kera® in the United States during 2003 and 2004.

     For a detailed presentation of our property, plant and equipment, please see Note 5 to our consolidated financial statements included elsewhere in this 2005 Form 20-F. Also see Item 4.D, “Property, Plant and Equipment.”

     B. BUSINESS OVERVIEW

     We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products primarily in the United States, Canada and Israel. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets, mainly in the dermatological and topical, cardiovascular, neuropsychiatric and anti-inflammatory therapeutic categories. We operate principally through three entities: Taro Pharmaceutical Industries Ltd., or Taro Israel, and two of its subsidiaries, Taro Pharmaceuticals Inc., or Taro Canada, and Taro U.S.A. The principal activities and primary product lines of these subsidiaries may be summarized as follows:

Entity	Principal Activities	Primary Product Lines
Taro Israel	Manufactures more than 80 finished dosage form pharmaceutical products for sale in Israel and for export	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	Produces APIs used in the manufacture of finished dosage form pharmaceutical products	Cardiology and Neurology: Prescription oral dosage products
	Markets and distributes both proprietary and generic products in the local Israeli market	Oral analgesics, both prescription and OTC
	Performs research and development independently and through Taro Research Institute Ltd., a wholly-owned subsidiary	OTC oral, nasal sprays and ophthalmic products
Taro Canada	Manufactures more than 45 finished dosage form pharmaceutical products for sale in Canada and for export	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	Markets and distributes both proprietary and generic products in the local Canadian market	Cardiology and Neurology: Prescription oral dosage products
Performs research and development independently and through Taro Research Institute Ltd.
Taro U.S.A.	Markets and distributes both proprietary and generic products in the local U.S. market	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	Performs research and development independently	Cardiology and Neurology: Prescription oral dosage products
Other prescription and OTC products

     Warfarin sodium tablets are sold under the Coumadin® brand-name by us in Israel, and as generic warfarin sodium tablets in the United States, Canada, the United Kingdom, and elsewhere. This product group accounted for 12% of our sales in 2005.

     As of March 9, 2007, 26 of our ANDAs were being reviewed by the FDA. In addition, there are several products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after the granting of approval to us.

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

     In recent years, the market for generic pharmaceuticals has grown. We believe that this growth has been driven by the following factors, among others:

  efforts by governments, employers, third-party payers and consumers to control healthcare costs;

  increased acceptance of generic products by physicians, pharmacists and consumers; and

  the increasing number of pharmaceutical products whose patents have expired and are therefore subject to competition from, and substitution by, generic equivalents.

Products

     We currently market more than 180 pharmaceutical products in over 20 countries. The following table represents some of our key product groups and the major markets in which they are sold:

		U.S. Brand	Therapeutic	Major
Product Groups	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Amiodarone Hydrochloride	Tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Moisturizer	U.S., Canada	Rx
Betamethasone Dipropionate	cream, gel	Diprolene®	Topical	U.S.	Rx
(augmented)			Corticosteroid
Carbamazepine	tablets, controlled release	Tegretol®	Anticonvulsant	U.S., Israel,	Rx
	tablets, chewable tablets,			Canada
oral suspension
Clobetasol Propionate	cream, ointment, gel,	Temovate®	Topical	U.S.	Rx
	topical solution, emollient		Corticosteroid
cream
Clorazepate Dipotassium	Tablets	Tranxene®	Antianxiety	U.S.	Rx

		U.S. Brand	Therapeutic	Major
Product Groups	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Clotrimazole	cream, topical solution,	Lotrimin®/	Antifungal	U.S., Canada	Rx/ OTC
	vaginal cream	Gyne-Lotrimin®
Clotrimazole and	cream, lotion	Lotrisone®	Antifungal	U.S., Israel	Rx
Betamethasone Dipropionate
Desonide	cream, ointment	Tridesilon®	Topical	U.S.	Rx
Corticosteroid
Desoximetasone	cream, ointment, gel	Topicort®(2)	Topical	U.S.	Rx
Corticosteroid
Diflorasone Diacetate	cream, ointment	Psorcon®	Topical	U.S.	Rx
Corticosteroid
Econazole Nitrate	Cream	Spectazole®	Antifungal	U.S.	Rx
Enalapril Maleate	Tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate and	Tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Hydrochlorothiazide
Etodolac	tablets, capsules, extended	Lodine®	Analgesic	U.S., Israel	Rx
	release tablets	Lodine® XL
Fluconazole	Tablets	Diflucan®	Antifungal	U.S.	Rx
Fluocinonide	cream, ointment, gel,	Lidex®	Topical	U.S., Canada	Rx
	topical solution, emollient		Corticosteroid
cream
Fluorouracil	Solution	Efudex®	Topical	U.S.	Rx
Halobetasol Propionate	Ointment	Ultravate®	Topical	U.S.	Rx
Corticosteroid
Hydrocortisone Valerate	cream, ointment	Westcort®	Topical	U.S.	Rx
Corticosteroid
Hydrocortisone	cream, ointment	Cortizone®	First Aid	U.S., Israel,	OTC
Canada
Ketoconazole	tablets, cream	Nizoral®	Antifungal	U.S., Canada	Rx
Malathion	lotion	Ovide®(2)	Pediculicide	U.S.	Rx
Metronidazole Topical Gel	gel	MetroGel®	Topical	U.S.	Rx
Miconazole Nitrate	Vaginal cream, cream	Monistat® 3	Antifungal	U.S., Canada	OTC
Monistat® 7
Micatin®
Mometasone Furoate	cream, ointment	Elocon®	Topical	U.S., Canada	Rx
Corticosteroid
Nystatin	oral suspension, vaginal	Mycostatin®	Antifungal	U.S., Israel,	Rx
	cream			Canada
Phenytoin Sodium	capsules	Dilantin®	Anticonvulsant	U.S.	Rx
Kapseals®
Terconazole	Vaginal cream	Terazol®	Antifungal	U.S., Canada	Rx
Triamcinolone Acetonide	cream, ointment,	Kenalog®	Topical	U.S.	Rx
	dental paste		Corticosteroid	Canada,
Israel
Warfarin Sodium	Tablets	Coumadin®	Anticoagulant	U.S., Israel,	Rx
Canada

____________________

(1)	Presented in this column are the brand-names under which the products are most commonly prescribed in the United States. Except as noted below, we do not own any of the specific names. In some cases, we manufacture and sell the generic equivalent of the product sold by the third party owner of such name. Thus, for example, we sell our product “Warfarin Sodium Tablets” under that name in the United States. Warfarin Sodium is the generic equivalent of “Coumadin,” a product sold under that name in the United States by the third party owner of the U.S. rights to that name and by us in Israel, where we own the right to use that name.

(2)	Company brands.

     Topical corticosteroids are used in the treatment of some dermatologic conditions (including psoriasis, eczema and various types of skin rashes). Antifungals are used in the treatment of some infections (including athlete’s foot, ringworm and vaginal yeast infections). Anticonvulsants are used in the treatment of various seizure disorders (including epilepsy). Cardiovascular products are used in the treatment of heart disease. There are several categories of cardiovascular drugs, including anticoagulants, antihypertensive and antiarrhythmics. Anticoagulants, commonly known as blood thinners, are used in the treatment of heart disease and stroke associated with heart disease.

Sales and Marketing

     In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force. In other countries, we sell through agents and other distributors. Our sales force is supported by our medical representatives, customer service, and marketing employees.

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

	2005		2004		2003
			As Restated		As Restated
	In	% of our	In	% of our	In	% of our
	thousands	total sales	thousands	total sales	thousands	total sales
U.S.A.	$252,011	85%	$224,754	86%	$245,825	88%
Canada	26,458	9%	18,353	7%	15,603	6%
Israel	15,271	5%	14,587	6%	13,468	5%
Other	4,003	1%	3,425	1%	3,190	1%
Total	$297,743	100%	$261,119	100%	$278,086	100%

     In 2005, sales in the United States accounted for approximately 85% of our total consolidated sales. In addition to marketing prescription drugs, Taro U.S.A. markets its generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers. During 2005, we sold to approximately 260 customers in the United States. The following table represents sales to our two largest wholesaler customers as a percent of consolidated sales during the last three years:

Customer	2005	2004	2003
McKesson Corporation	11%	9%	6%
AmerisourceBergen Corporation	6%	4%	4%
	17%	13%	10%

     The following table sets forth the contributions to sales by each type of customer of Taro U.S.A. in 2005:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	27%
Drug store chains	23%
Mass merchandisers food and retail chains	19%
Generic drug distributors	9%
Managed care organizations	7%

     In 2005, sales in Israel accounted for approximately 5% of our total consolidated sales. The marketing, sales and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups. In 2005, sales to other international markets accounted for approximately 1% of our consolidated sales.

     All pharmaceutical products sold in Israel are subject to price controls. Permitted price increases and decreases are enacted by the Israeli government as part of a formal review process. There are no restrictions on the import of pharmaceuticals, provided that they comply with registration requirements of the Israeli Ministry of Health.

     In Israel, the pharmaceutical market generally is divided into two market segments: (i) the private market, which includes drug store chains, private pharmacies and wholesalers; and (ii) the institutional market, which includes Kupat Holim Clalit or Kupat Holim (the largest health maintenance organization in Israel), the Israel Ministry of Health and other health insurance groups.

     The following table sets forth the contributions to sales by each type of customer of Taro Israel and other international markets in 2005:

Percentage of
Customer Type	Consolidated Sales
Institutional market	3%
Private market	2%
Other international markets	*
____________________

*    Less than 1%

     In 2005, sales in Canada accounted for approximately 9% of our total consolidated sales. Taro Canada has approximately 125 customers.

     The following table sets forth the contributions to sales by each type of customer of Taro Canada in 2005:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	8%
Drug chains, independent pharmacies and others	1%

     We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items”, future demand for our products may not increase at a rate we previously anticipated. In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner. As a result, in each of 2003, 2004 and 2005, backorders generally represented less than one percent (1%) of our consolidated sales.

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

     Historically, brand-name drug companies have attempted to prevent generic drug manufacturers from producing certain products and to prevent competing generic drug products from being accepted as equivalent to their brand-name products. We expect such efforts to continue in the future. Also, some brand-name competitors, in an attempt to participate in the generic drug sales of their branded products, have introduced generic equivalents of their own branded products, both prior and subsequent to the expiration of their patents or FDA exclusivity periods for such drugs. These competitors have also introduced “authorized generics” or generic equivalents of brand-name drug products.

     In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb, GlaxoSmithKline, Medicis Pharmaceutical, Merck, Novartis, Pfizer and Schering-Plough, as well as with generic companies such as Altana, Barr Laboratories, Mylan Laboratories, Perrigo, Ranbaxy, Sandoz Pharmaceuticals, Teva Pharmaceuticals U.S.A. and Warrick Pharmaceuticals. Many of these companies have more resources, market and name recognition and better access to customers than we have. Therefore, there can be no assurance of the success of any of our products.

     We compete in the Canadian market with Hoffmann-La Roche, Schering Canada, Novartis, GlaxoSmithKline, Bayer and Bristol-Myers Squibb Canada, as well as with other manufacturers of generic products, such as Apotex, Novopharm (Teva), Ratiopharm, Genpharm and Pharmascience.

     Depending on the product, pricing in Canada is established by competitive factors or by Canadian formulary price lists published by the Canadian provinces.

     In Israel, we compete with Teva Pharmaceutical Industries, Perrigo, Dexxon, and Rafa Laboratories, among others. In addition, many leading multinational companies, including Bayer, Eli Lilly, Merck and Pfizer, market their products in Israel.

     In Israel, the government establishes the prices for pharmaceutical products as part of a formal review process. There are no restrictions on the import of pharmaceuticals provided that they comply with registration requirements of the Israeli Ministry of Health.

Manufacturing and Raw Materials

     We currently manufacture finished pharmaceutical products at our government approved facilities in Canada and Israel and APIs at our facilities in Israel. We have expanded our research and development and warehousing facilities in both locations. In 2007, we entered into an agreement to sell a warehouse in Canada.

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

     We synthesize the APIs used in some of our key products, including our warfarin sodium tablets, our carbamazepine products, our etodolac tablets, and our clorazepate dipotassium tablets. We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

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

     Industry practice requires that pharmaceutical products be made available to customers from existing stock rather than on a made-to-order basis. Therefore, in order to accommodate market demand adequately, we strive to maintain a sufficient level of inventory. Beginning in 2004, we initiated an inventory reduction program as a result of a change in market conditions for our products, and this program continues. This program may necessitate a decrease in production output and a reduction in manufacturing personnel.

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

     In the United States, Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed. Furthermore, each country requires approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical products. As a result, we have had periodic inspections of our facilities and records. For example, Taro Canada was inspected by the FDA in 1995, 1996, 1998, 2001 and 2005. Our facilities in Haifa Bay, Israel were inspected by the FDA in 1996, 1997, 1999, 2002 and 2006, by the United Kingdom Medicines Control Agency in 1997 and 1998, and by the Irish Medicines Board in 2005. Our facilities in Ireland were inspected by the FDA in 2005 and by the Irish Medicines Board in 2004.

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

     In the United States, any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a “new drug” which generally requires FDA approval. Approval is obtained, either by the submission of an ANDA or an NDA. If the “new drug” is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA is required.

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

     Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP. The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products. In complying with the standards set forth in the cGMP regulations, a manufacturer must expend time, money and effort in the areas of production and quality control to ensure full compliance.

     If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an “unacceptable supplier” and thereby disqualifying the company from selling products to federal agencies; and (v) pursuing a consent decree or court action that limits company operations or imposes monetary fines. We believe that we are currently in substantial compliance with cGMP.

     In addition, because we market a controlled substance in the United States and other controlled substances in Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalent in Israel, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, receipt and handling procedures and security to prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production and distribution process.

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

     The review processes in Canada and Israel are substantively similar to the review process in the United States.

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

     The following is a list of our significant subsidiaries and their countries of incorporation as of December 31, 2006:

Name of Subsidiary	Country of Incorporation
Taro Research Institute Ltd.	Israel
Taro Pharmaceuticals U.S.A., Inc.	United States
Taro Pharmaceuticals Inc.	Canada
Taro Pharmaceuticals North America, Inc.	Cayman Islands
Taro Pharmaceuticals Europe B.V.	Netherlands
Taro Pharmaceuticals Ireland Limited	Ireland

     The share capital of Taro U.S.A. is divided into two classes. Taro owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. TDC owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. TDC has agreed to vote all of its shares in Taro U.S.A. for such persons as we may designate for any election to its board of directors of such persons, however TDC may terminate the agreement upon one year’s written notice.

     D. PROPERTY, PLANT AND EQUIPMENT

     The following is a list of our principal facilities as of December 31, 2006:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel	325,000	Pharmaceutical manufacturing, production laboratories,	Own
		offices, warehousing, chemical production (including tank
		farm and chemical finishing plant), and research facility
Haifa Bay, Israel	10,000	Warehouse, maintenance	Lease
Yakum, Israel	15,000	Administrative offices	Lease
Brampton, Canada	250,800	Pharmaceutical manufacturing, production laboratories,	Own
		laboratories, administration, distribution and warehousing
Brampton, Canada	75,400	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices and research laboratory	Own
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland	124,000	Pharmaceutical manufacturing, research laboratories and	Own
		warehousing

     During the last three years (i.e., 2003 through 2005), we invested over $215 million in property, plant and equipment, or PP&E, projects. Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

     Our plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of approximately 325,000 square feet. We lease much of the land underlying these facilities from the Israel Land Authority pursuant to long-term ground leases that expire between 2009 and 2049. We have the option to renew each lease for an additional 49 years. We also lease approximately 10,000 square feet of adjacent space in Haifa Bay. The lease for this property commenced in January 2001, with an option to purchase this property at the termination of the lease in 2010, for an amount equal to the average fair market value of the property at the lease commencement date and the lease termination date. For additional information, please refer to Note 5 to our consolidated financial statements included elsewhere in this 2005 Form 20-F.

     Since December 2000, we have purchased approximately 600,000 square feet of land adjacent to the Haifa Bay plant for expansion of our manufacturing and warehouse facilities. We lease approximately 15,000 square feet of space in a facility located in Yakum, Israel, which is used for administrative and marketing offices.

     In February 2002, Taro Canada purchased 74,000 square feet of space that it had leased since March 1997 adjacent to the 68,000 square foot main manufacturing facility which it owns in Brampton, Canada. In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, which lease term continues to 2010 and renewal options can extend the lease period for an additional fifteen years. In December 2003, Taro Canada purchased a 108,797 square foot building in close proximity to its existing facilities for $3.6 million. This building is used for warehousing and distribution.

     In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, NY, in which it located its U.S. research operations for approximately $4.4 million. In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building and, in May 2005, Taro U.S.A. consolidated its administrative offices and research laboratory to this location. As of December 31, 2005, we had a mortgage on this property of approximately $11.6 million.

     In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for approximately $18 million. As of December 31, 2005, we had a mortgage on this property of approximately $12.6 million.

     Certain capital projects remain under construction at the present time. The duration of the construction relates to the unique technical design and long lead time for custom-made equipment. It is necessary that our PP&E be in compliance with cGMPs. The new construction will require prior approval by the Israel Ministry of Health, the FDA and regulatory authorities in Europe, Canada, South Africa and elsewhere, as well as the corresponding environmental monitoring agencies, such as the U.S. Environmental Protection Agency, in each jurisdiction, before being placed in service. The complex nature of the chemical and pharmaceutical equipment being installed and the mandatory validation of both the equipment and computerized controls have further added to the time required to complete the projects.

     In the pharmaceutical industry, both manufacturing plants and equipment must be both constructed and installed in accordance with regulations designed to meet stringent quality and sterility guidelines, among others. In order to meet these requirements, certain validation processes are required to be completed prior to commencing commercial production.

     Design qualification, or DQ, installation qualification or IQ, operational qualification, or OQ, performance qualification, or PQ and validation are the steps required by cGMPs to bring plants and/or equipment to the status of their intended use. In the performance of these activities, the Company uses both internal and external resources. The Company capitalizes external costs and those internal costs that are direct and incremental to the activities required to bring the facilities and activities to commercial production.

     There is little authoritative guidance in U.S. GAAP that addresses the capitalization of costs associated with the construction of new facilities. Accordingly, the Company’s accounting policy is based on the principle that costs necessary to bring the asset to the condition required for its intended use are included in the capitalized costs of the assets constructed, which principle, the Company believes, is supported by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS 34”), Financial Accounting Standards Board Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, American Institute of Certified Public Accountants Statement of Position 98-5 “Reporting on the Costs of Start-Up Activities”, and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 2, “Accounting for Research and Development Costs”. Accordingly, as stated previously, the Company capitalized all external costs and those direct and incremental internal costs required to bring the constructed assets to the stage where they are in commercial production (i.e., the assets’ intended use).

Nature of costs capitalized:

     In the pharmaceutical industry, project life cycles (e.g., the construction of a new manufacturing facility) are typically longer than those in other industries. Such projects are technically complicated due to the highly regulated nature of the industry and the necessity of complying with specific detailed demands of regulatory authorities such as the FDA.

     Certain internal resources utilized in bringing these facilities to the status required for their intended use are completely dedicated to these projects. The costs of personnel involved in such a process are capitalized only to the extent that they are directly dedicated to the completion of the facilities.

     As fully described below, the nature of the activities performed by the employees whose salaries were capitalized include only the work and the direct costs associated with the factory acceptance test, or FAT, the installation of equipment, and the qualification and testing of the equipment prior to its commercial use.

     The typical stages for defining the beginning and the completion of such construction projects include: planning and design of the facilities; construction; purchase, transportation and installation of equipment; equipment and facility validation (run in tests); process and product validation.

     All new equipment must undergo IQ, OQ and PQ in order to test and verify, according to written protocols, that all aspects of the equipment meet pre-determined specifications. IQ is defined as the documented evidence that the equipment has been installed according to the approved drawings and specification. OQ is the documented evidence that all aspects of the equipment and the facility operate as intended within predetermined ranges, according to the operational specifications. PQ is defined as the documented evidence that all aspects of the facility, utility or equipment that can affect product quality perform as intended in the predetermined acceptance criteria.

     Such qualification and validation activities are required for all equipment and systems that have an impact on or affect product quality and are required prior to commencing commercial production. At the time of installation and validation, all employees who will operate and maintain the equipment from the engineering, technology and maintenance departments are appropriately trained. At this stage in the installation and validation process, experts from the equipment manufacturer are on site, as a part of the purchase contract, to provide training for Company employees in the operation and maintenance of the equipment.

     This phase, which is necessary to bring the asset to the condition required for its intended use, is handled by a multi-functional team of engineers and technologists. The direct costs are the direct labor and the material consumed during this stage of installation and validation such as bottles, ampoules and raw materials. Incremental costs, which have arisen in direct response to the additional activity, include the expenses directly attributable to any employee’s time fully dedicated to the project in question.

     After the equipment has passed all IQ, OQ and PQ tests, it is then tested for its ability to actually manufacture the specific products that are intended to be produced on the equipment. Three consecutive successful “validation batches” must be produced. This process is performed jointly by the technology and the manufacturing departments. In addition, the cleaning of the equipment must be validated to assure that there is no carry-over residue to the next product to be manufactured using the equipment. Only after the validation batches that are manufactured using the new equipment pass quality control and quality assurance tests can they be released for sale, completing the validation process. No further costs are capitalized. This process is performed for all products.

     This phase is handled by the technology department. On occasion, the engineering department is also involved. Direct costs for this stage would include all direct costs, such as payroll, attributable to the project. Incremental costs would include the expenses attributable to any management time fully dedicated to the project in question.

     During the installation process, materials from inventory are consumed. For example, in order to qualify a tablet press machine or an ampoule filling machine, we use raw materials, including pharmaceutical active ingredients and excipients, to run the qualification test. As a part of this test, actual tablets are manufactured and costs are incurred. These tablets may neither be distributed nor sold. These qualification procedures are part of cGMPs mandated by the FDA and its international counterparts. The amount of inventory capitalized as part of these projects is less than one percent of the total cost of the assets. We do not capitalize, as part of the asset cost, inventories that are routinely produced in commercial quantities on a repetitive basis.

Capitalization of interest costs:

     We also capitalize interest cost in accordance with SFAS 34 during the period commencing with the first expenditure for a qualifying asset and ending when the asset is substantially complete and ready for its intended use. Capitalization of interest is based on the principle that a better measure of acquisition cost is achieved when certain interest costs that are directly related to borrowings that are made to acquire the qualifying asset are capitalized.

     A PP&E acquisition is the purchase of property, plant or equipment. Some of the equipment we acquire is made-to-order. Consequently, it often takes considerable time from the initial step of assembling the equipment at the manufacturer’s plant, including an FAT performed by our employees at the manufacturer’s plant, through the final testing necessary to bring the equipment to the condition and location of its intended use.

     During 2003 the Company raised funds from commercial banks and also engaged in two bond offerings that totaled $110 million, primarily to finance its capital expense program. Paragraph 9.a. of SFAS 34 specifies that interest shall be capitalized for “assets that are constructed or otherwise produced for an enterprise’s own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made).” Capitalization of interest expense stops once the asset reaches a point where it is ready for its intended use.

     The following table represents a roll-forward of the specific facilities not yet subject to depreciation for the period December 31, 2003 through December 31, 2005, as these assets have not been placed in service:

Roll-forward of Specific Facilities Not Yet Subject to Depreciation
			Specialty
		New	Chemical
	Irish	Pharmaceutical	Facility in
($ in thousands)	Facility	Plant in Israel	Israel	Total
Balances of un-depreciated asset at 12/31/03	$10,499	$11,936	—	$22,435
Addition during the year – external cost	6,384	16,745	580	23,709
Addition during the year – direct internal cost	2,704	1,297	71	4,072
Addition during the year – capitalized interest	1,073	1,478	—	2,551
Fx effect	1,622			1,622
Deduction during the year (subject to depreciation)	(212)			(212)
Balances of un-depreciated asset at 12/31/04	$22,070	$31,456	$651	$54,177
Addition during the year – external cost	2,300	9,634	431	12,365
Addition during the year – direct internal cost	3,274	1,986	138	5,398
Addition during the year – capitalized interest	1,788	2,618	—	4,406
Fx effect	(2,767)	—	—	(2,767)
Deduction during the year (subject to depreciation)	(3,501)	—	(1,220)	(4,721)
Balances of un-depreciated asset at 12/31/05	$23,164	$45,694	—	$68,858

     As indicated in the table above, there are two major PP&E projects that were under construction during 2005 and during part of the 2006 year and therefore were not subject to depreciation:

  The new facility for sterile pharmaceutical products in Ireland, on which construction began in 2003.

  The new pharmaceutical plant in Israel, on which construction began in 2002.

     Completed portions of the new pharmaceutical plant in Israel are already subject to depreciation in 2006. We estimate both facilities will be completed by the end of 2006 and beginning of 2007 and will be subject to depreciation at that time.

     The specialty chemical facility in Israel, on which construction began during 2004, was completed during 2005 and is now subject to depreciation.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RECENT DEVELOPMENTS

Restatement of Certain Financial Statements

     On June 22, 2006, we announced that we were restating prior reported financial statements as a result of the receipt of additional information from several principal customers, which has been used to revise our revenues and accounts receivable reserve estimates. The restatement also includes adjustments to customer rebates reserve, the provision for income taxes, deferred income taxes, derivative instruments adjustments and minority interests. The restatement is described in detail in Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for the year ended December 31, 2005, or the 2005 Form 20-F.

     This 2005 Form 20-F includes restated financial statements and related financial information for the years ended December 31, 2004 and 2003. Our revenue was overstated and accounts receivable reserve estimates were understated for periods prior to 2003. To correct revenue and accounts receivable reserves affecting prior periods, we reported an adjustment to opening retained earnings as of January 1, 2003. All amounts referenced in this 2005 Form 20-F for 2004 and 2003 reflect the relevant amounts on a restated basis. The previously issued financial statements for 2004 and 2003 should no longer be relied upon. We do not intend to amend our Annual Reports on Form 20-F for the years ended December 31, 2004 and 2003.

     In establishing our reserves, we previously considered qualitative information such as our judgment based on experience, chargeback data from wholesaler customers and actual returns and reputable third-party prescription data indicating the number of our products dispensed to patients from a more distant point in the drug distribution chain. However, the amount of wholesaler inventory on-hand directly affects the amount of the chargebacks we receive, and thus is a critical part of estimating chargeback exposure and setting reserves. Prior to May 2006, we did not have available to us official inventory information from our key wholesaler customers, and while we did have available certain unofficial information concerning wholesaler inventories, we did not utilize it in calculating our reserves.

     In the spring of 2006, after negotiating with our key wholesaler customers for a number of years, we were able to obtain official reports of the amount of our products held in inventory by such wholesaler customers. These reports indicated that our reserve levels were inadequate. Using this 2006 inventory information, we undertook a “rollback” analysis to estimate the levels of inventory held by these customers as of December 31, 2005, 2004, 2003 and January 1, 2003. As a result of the rollback analysis, we concluded that our historical methodology for calculating chargeback exposure was in error and had resulted in understated reserves. Therefore, we have restated our prior period financial statements for 2004 and 2003. We believe that the methodology that we have now developed using actual customer inventory data provides a more reliable basis for estimating chargeback exposure.

     We also restated our financial expenses to reflect the correction of an error in our accounting for derivative instruments used to hedge certain long-term debt liabilities, correction of an error in accounting for the amortization of rights to a certain product and to account for additional expenses related to stock-based compensation. Specifically, the value of a stock option grant is required to be calculated on the date the grant becomes effective under Israeli law, which is the date of the final corporate approval of the stock option grant, or the Grant Effective Date. However, under our previous administrative procedures, the exercise price of the option was set as of the date of the option agreement, which in some cases preceded the Grant Effective Date. Since the market price of our shares as of the date of the option agreement was, in some cases, lower than the price on the Grant Effective Date, these administrative procedures resulted in the Company failing to recognize certain stock-based compensation expenses in its previously issued financial statements due to the difference between the price on the Grant Effective Date and the exercise price set forth in the option agreement. The amount of such unrecognized stock-based compensation expenses was an adjustment of $320,000 to the opening balance of retained earning in 2003, and a charge to earnings of $192,000 and $171,000 in 2003 and 2004, respectively, most of which relate to certain options that had previously been granted and approved by the board of directors as part of a shareholder-approved stock option plan, but was subject to shareholders’ ratification that took place at a shareholders’ meeting in 2002. The administrative procedures that led to this occurrence have since been modified.

     With respect to the selected financial data included in Item 3 of this 2005 Form 20-F and other information that should cover the five most recent financial years, we are not able to provide restated financial data for the earliest two years of the five-year period (2002 and 2001) without unreasonable effort and expense. Therefore, we have not provided such financial data for those two years.

Independent Investigation

     On August 29, 2006, we announced that the audit committee of our board of directors, or the Audit Committee, had retained Jenner & Block LLP, or Jenner, as independent counsel to investigate certain matters relating to the restatement. On October 30, 2006, we announced that Jenner had rendered its report to the board of directors, and had advised the board that, based on its investigation, it did not find in the Company’s 2003 and 2004 financial statements an intentional misstatement of reserves relating to sales to wholesaler customers. However, Jenner further reported that it had concluded that a member of the Company’s senior financial management caused the Company to make misleading statements in correspondence to members of the staff of the U.S. Securities and Exchange Commission, or SEC, responding to inquiries by the staff with respect to the Company’s financial statements for 2003 and 2004, and that such individual and another member of the Company’s financial management also made misrepresentations to employees of Ernst & Young, the Company’s independent auditors, concerning the availability of wholesaler inventory data. No other Company personnel were found to have engaged in such conduct. Jenner also found that the Audit Committee had complied with its fiduciary duties and had adequately investigated certain matters that our independent auditors had brought to its attention in connection with their work on the audit of the Company’s 2005 financial statements.

     After Jenner delivered its report, Kevin P. Connelly, the Company’s Senior Vice President and Chief Financial Officer, as well as another member of financial management employed by Taro Pharmaceuticals U.S.A., Inc., located in New York, resigned from their positions, effective immediately. Both individuals advised the board that they vigorously disagreed with Jenner’s findings with respect to their actions. On October 30, 2006, we announced that we had appointed Rebecca A. Roof, a Managing Director at AlixPartners LLP, as Interim Chief Administrative and Restructuring Officer, and that we are conducting searches for a replacement Chief Financial Officer and a senior financial manager for our U.S. subsidiary. Until the search for a permanent Chief Financial Officer is completed, Ron Kolker, formerly Vice President of Finance for Taro Pharmaceuticals U.S.A., Inc., is now Group Vice President, Corporate Controller and Interim Chief Financial Officer.

     In a meeting on November 7, 2006, Jenner presented its findings to representatives of the Northeast Regional Office of the SEC, the United States Attorney’s office for the Eastern District of New York, and the Public Company Accounting Oversight Board. We understand that the United States Attorney’s Office for the Eastern District of New York has requested that Jenner provide copies of certain documents it reviewed in connection with its investigation, and we intend to authorize the production of such documents other than those that may be subject to applicable privileges.

Nasdaq Stock Market Delisting

     On July 21, 2006, we received a Staff Determination from the Listing Qualifications Department of The Nasdaq Stock Market stating that because Nasdaq had not received our 2005 Form 20-F as required by Nasdaq Marketplace Rule 4320(e)(12), our ordinary shares were subject to delisting from The Nasdaq Global Select Market unless we requested a hearing. We did request a hearing before a Nasdaq Listing Qualifications Panel, or the Panel, to review the Staff Determination. Our ordinary shares remained listed pending the review. The Panel determined to continue the listing of our ordinary shares on The Nasdaq Global Select Market, subject to certain conditions, until November 17, 2006. Subsequently, the Panel granted a further extension of time to December 11,

2006. On December 12, 2006, we received a notification from the Listing Qualifications Department of Nasdaq that our ordinary shares were to be delisted from The Nasdaq Global Select Market after the close of business on Wednesday, December 13, 2006 because we had failed to file the Form 20-F by December 11, 2006.

     Following delisting, our ordinary shares are now quoted on the Pink Sheets under the symbol TAROF. Information regarding the Pink Sheets is available at www.pinksheets.com. Investors should be aware that trading on the Pink Sheets may result in a reduction in liquidity and trading volume of our ordinary shares.

     We requested that the Nasdaq Listing and Hearing Review Council exercise its authority to call for review the November 15, 2006 decision of the Nasdaq Listing Qualifications Panel and also to stay the delisting of our ordinary shares. The Council had until December 29, 2006 to exercise its authority but did not stay the delisting.

Compliance with Covenants in Debt and Loan Agreements

     The delay in issuing the audited financial statements for the year ended December 31, 2005 has resulted in the Company not being in compliance with certain reporting obligations with respect to certain of its debt instruments. We are currently in discussions with our creditors with respect to this issue. As of December 31, 2005, we also were not in compliance with two of our financial covenants, for which we obtained waivers. In addition, since we have not yet finalized our 2006 financial statements, we have not tested our compliance with all financial covenants associated with such statements. However, we are not in compliance with certain of our financial covenants as of December 31, 2006. We are in discussions with our lenders to obtain the appropriate waivers of these and other covenants; however, there can be no assurance that such waivers will be granted. For further information on our debt instruments, please see Note 10 to the consolidated financial statements herein.

     Although we are current with respect to our payment obligations under our various loan agreements, we are not in compliance with certain covenants and other provisions contained in certain of such loan agreements. As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and certain creditors may elect to proceed against the collateral granted to them to secure such indebtedness. In the event such indebtedness is accelerated, we do not have sufficient liquid assets to satisfy such obligations and there is no assurance that we could refinance such indebtedness on a timely basis; should this happen, we are likely to experience a number of material adverse effects, including but not limited to, the possibility of us and/or our affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws.

Liquidity

     Our cash flows have been negatively impacted by competitive pricing pressures, capital expenditures, research and development costs, operating losses, and reductions in wholesaler inventories. We are attempting to address this liquidity issue by implementing initiatives to improve revenues and cash collections, and by reducing expenses. While we believe that these initiatives provide opportunities to improve our liquidity, we do not believe that they will allow us to generate sufficient liquidity to meet our obligations in the future. Consequently, we believe that we will need to raise additional equity capital or debt, or restructure or refinance our existing debt, while improving our profitability, in order to meet our future obligations. We have retained an investment banking firm, The Blackstone Group, or Blackstone, to assist in this effort. No assurance can be given, however, as to when or whether an agreement will be entered into which would result in cash funds becoming available to us on terms acceptable to us, or as to whether we will be able to restructure or refinance our existing debt, including our existing scheduled debt service. If we are unable to obtain sufficient additional cash by raising additional equity capital or debt, or if we are unable to restructure or refinance our existing debt, while improving our profitability, we are likely to experience a number of material adverse effects, including but not limited to, the possibility of us and/or our affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws.

Recent Initiatives to improve liquidity

     Since October 2006, we have initiated steps to improve profitability and cash flow. We are implementing several sales, expense-reduction and research and development, or R&D, initiatives designed to improve our financial results. Sales initiatives include reduction of promotional activities and close monitoring of deductions to gross sales, selling more products directly to retailers, and closer monitoring of wholesaler inventory levels and purchase volumes. Expense-reduction initiatives include reduction of full time employees by 15% in the twelve-month period ended December 31, 2006, and increased control over expenditures throughout the Company. R&D initiatives include re-allocation of resources on niche products with limited competition and within our core competencies in both semi-solid and solid dosage forms. We are also pursuing joint ventures and licensing arrangements that may allow us to realize the value of selected research projects and share development costs.

     We are also analyzing the potential benefits of several additional initiatives. These include increasing sales to select international markets, increased contract manufacturing opportunities with major pharmaceutical companies, and expansion of sales of APIs.

     We are in the process of identifying and selling non-core assets in order to improve liquidity.

     In 2007, the Company entered into an agreement to sell a parking lot adjacent to its Irish facility for approximately $4.2 million. The net proceeds in the approximate amount of $3.4 million will be used to reduce debt and for general corporate purposes.

     In 2007, the Company entered into an agreement to sell a warehouse building in Canada for approximately $5.6 million. The net proceeds in the approximate amount of $5.0 million will be used to reduce debt and for general corporate purposes.

     In addition, we are in the process of identifying and selling additional non-core assets to further improve liquidity.

Independent Auditors’ Report with Going Concern Explanatory Paragraph

     We have received a report from our independent auditors containing an explanatory paragraph that describes substantial doubt about our ability to continue as a going concern. Our ability to continue operating as a going concern is dependent upon the success of our profitability initiatives, obtaining additional debt or equity financing, restructuring or refinancing our existing debt, or a combination of these objectives. If we are not able to achieve these objectives in a timely manner, we may not be able to continue as a going concern.

     A. OPERATING RESULTS

     The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2005, which are included elsewhere in this 2005 Form 20-F.

OVERVIEW

     We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products, primarily in the United States, Canada and Israel. We also develop and manufacture APIs primarily for use in our finished dosage form products. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Canada and Taro U.S.A.

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

	2005		2004		2003
		% of		% of		% of
	In	our total	In	our total	In	our total
	thousands	sales	thousands	sales	thousands	sales
U.S.A.	$252,011	85%	$224,754	86%	$245,825	88%
Canada	26,458	9%	18,353	7%	15,603	6%
Israel	15,271	5%	14,587	6%	13,468	5%
Other	4,003	1%	3,425	1%	3,190	1%
Total	$297,743	100%	$261,119	100%	$278,086	100%

     Operating income varies among the different geographic areas in which we conduct our business. The variation in operating income reflects the different activities in and contributions to our business by each geographic area. Operating income is allotted to each geographic area in accordance with the ownership of intellectual property, the performance of manufacturing activities and the distribution and sale of product to third parties. The ownership of intellectual property, manufacturing facilities and know-how is primarily located in Canada, the U.S. and Israel, while distribution occurs mainly in the United States. Each of these geographic areas is compensated according to the economic value of its activity. Therefore, Taro Israel and Taro Canada, which bear more risk in terms of actually deploying substantial assets to develop and manufacture products, earn a greater share of the profit derived from such products. Taro U.S.A. distributes to third parties the products developed, manufactured or owned by the other geographic areas of the group. Inter-area sales are based on arms-length transactions and prices usually charged among third parties with similar economic circumstances and profile. Inter-area transactions and balances have been eliminated in consolidation. Profits from inter-area sales not yet realized outside the Company have been eliminated in consolidation.

     We generate most of our revenues from the sales of prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States. During the past three years, two major drug wholesalers in the United States accounted for the following proportion of our total consolidated sales (in millions of dollars):

	2005		2004		2003
Customer	Amount	Percent	Amount	Percent	Amount	Percent
McKesson Corporation	$33.4	11%	$25.7	9%	$16.4	6%
AmerisourceBergen Corporation	$19.1	6%	$11.0	4%	$12.3	4%
Total	$52.5	17%	$36.7	13%	$28.7	10%

     Due to increased competition from other generic pharmaceutical manufacturers as they gain regulatory approvals to market generic products, selling prices and related profit margins tend to decrease as products mature. Thus, our future operating results are dependent on, among other factors, our ability to introduce new products. In addition, our operating results are dependent on the impact of pricing pressures on existing products. These pricing pressures are inherent in the generic pharmaceutical industry.

     In 2005, two product lines, warfarin sodium and Ovide® accounted for approximately 12% and 11% of our consolidated sales, respectively. In 2004, one product line, warfarin sodium, contributed approximately 10% to our consolidated sales.

     Our sales of these and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenues of these two product lines as well as other product lines may increase or decrease in the future.

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

     Certain customary industry selling practices affect our supply of working capital; for example, industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand, we try to maintain adequate levels of inventories. Increased demand for existing products and preparation for new product launches, the exact timing of which cannot be determined accurately, have generally resulted in higher levels of inventory. However, anticipated growth in sales of any individual product or of all products may not materialize. Consequently, inventories prepared for these sales may become obsolete and have to be written off.

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

CRITICAL ACCOUNTING POLICIES

     Our significant accounting policies are described in Note 2 to our consolidated financial statements, which we have prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate, on an ongoing basis, our estimates, including those related to bad debts, income taxes and contingencies. We base our estimates on currently available information, our historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. Since the factors underlying these assumptions are subject to change over time, the estimates on which they are based are subject to change accordingly.

     The following is a summary of certain policies that have a critical impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results:

     Revenue Recognition. In accordance with Staff Accounting Bulletin 104 and SFAS 48, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is determinable, payment is reasonably assured and product returns, chargebacks and other allowances can be reasonably estimated. We ship products to our customers only in response to, and to the extent of, the orders that they submit to us.

     Allowance for sales deductions and product returns. When we recognize and record revenue from the sale of our pharmaceutical products, we record an estimate in the same financial reporting period of various future deductions related to the sale. This has the effect of reducing the amount of reported product sales. These deductions include our estimates of product returns, rebates, chargebacks and other sales deductions. Chargebacks result from price arrangements we have with end-user customers establishing contract prices which are typically lower than the wholesalers’ acquisition costs or invoice prices. When these customers buy our products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to us for the difference between the invoice price and the end-user contract price. In addition, it is customary in the generic industry to grant customers shelf-stock adjustments based on customers’ existing levels of inventory and the decrease in the market price of the related product. When market prices for our products decline, we may therefore elect to provide shelf-stock adjustments and thereby allow our customers with existing inventories to compete at the lower product price. We use these shelf-stock adjustments to support our market position and to promote customer loyalty. Also, consistent with industry practice, we maintain a return policy in some markets that allows our customers to return products within a specified period before, and subsequent to, the products’ expiration dates. In establishing our reserves, we previously considered qualitative information such as our judgment based on experience, chargeback data from wholesaler customers and actual returns and reputable third-party prescription data indicating the number of our products dispensed to patients from a more distant point in the drug distribution chain. However, the amount of wholesaler inventory on-hand directly affects the amount of the chargebacks we receive, and thus are a critical part of estimating chargeback exposure and setting reserves. Prior to May 2006, we did not have available to us official inventory information from our key wholesaler customers, and while we did have available certain unofficial information concerning wholesaler inventories, we did not utilize it in calculating our reserves. In the spring of 2006, after negotiating with our key wholesaler customers for a number of years, we were able to obtain official reports of the amount of our products held in inventory by such wholesaler customers. These reports indicated that our reserve levels were inadequate. Using this 2006 inventory information, we undertook a “rollback” analysis to estimate the levels of inventory held by these customers as of December 31, 2005, 2004, 2003 and January 1, 2003. As a result of the rollback analysis, we concluded that our historical methodology for calculating chargeback exposure was in error and had resulted in understated reserves. Therefore, we have restated our prior period financial statements for 2004 and 2003. We now base our current and restated estimates for sales deductions on a variety of factors, including official on-hand inventory information, actual experience of products returned, rebate agreements for each product and estimated sales by those customers to third parties who have contracts with us. Although these estimates are based upon extensive and substantial historical data, actual experience associated with any of these items may, in the future, differ materially from our estimates. We review the factors that influence our estimates periodically. If actual product returns, credits and other sales deductions differ from our established reserves, we adjust our estimates and reserves. If conditions in future periods deviate from their historical pattern, a revision of our estimates may be required. Such revision may affect our reported revenues and results of operations. The following table summarizes the activities for sales deductions:

	Sales Deductions (in Thousands)
	Returns
	and Price	Doubtful	Total
	Adjustments	Accounts	Allowances
Balance at December 31, 2003	$128,236	$141	$128,377
Sales provisions made in the current period*	409,811	83	409,894
Deductions allowed to customers	(365,222)	—	(365,222)
Decrease due to write-offs of uncollectible accounts	—	(34)	(34)
Balance at December 31, 2004	$172,825	$190	$173,015
Sales provisions made in the current period	350,446	7,914	358,360
Deductions allowed to customers	(377,944)	—	(377,944)
Decrease due to write-offs of uncollectible accounts	—	(11)	(11)
Balance at December 31, 2005	$145,327	$8,093	$153,420
____________________

*	See Note 1e to our consolidated financial statements included elsewhere in this 2005 Form 20-F.

     Our estimates reflect the inherent risks and uncertainties in our industry, which include future changes in: the number of sales contracts to new and existing customers, the price environment for our products, the number of new products introduced to the marketplace, the number of competing products, and the information we receive from our customers with respect to their inventory of our products. After considering such factors, our estimates of the balance for sales provision increased from $128.4 million at December 31, 2003 to $173.0 million at December 31, 2004 reflecting our assessment of market conditions during the period. As a result of taking into consideration the factors cited above, the reserve established for returns, price adjustments, and doubtful accounts was decreased to a balance of $153.4 million at December 31, 2005.

     Intangible Assets. Our intangible assets consist primarily of rights in licensed or acquired products and are stated at their fair value at the acquisition date, less accumulated amortization. Product rights are amortized using the straight-line method over their estimated useful lives ranging from five to twenty years. We determine amortization periods for product rights based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. These factors include a product’s position in its life cycle, the existence of like products in the marketplace, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in a product right’s useful life and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decline. We test definite life intangible assets for impairment whenever an indication for impairment arises. We also test indefinite life intangible assets and goodwill for impairment annually and if necessary revise the carrying value of these assets to reflect the fact that some or all of the carrying value of these assets may not be recoverable. We selected December 31, as the date on which we perform our annual impairment test for indefinite life intangible assets and goodwill. To date we have not recorded impairment losses relating to any of our intangible assets.

     Deferred Taxes. We determined deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, we conclude that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2005, we had fully reserved for our deferred tax assets in the U.S. If actual results differ from our estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. If we determine that we will be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase net income in the period in which such determination is made.

     Capitalization of Construction Costs. Our accounting policy is based on the principle that costs necessary to bring the asset to the condition required for its intended use are included in the capitalized costs of the assets constructed, which principle, we believe, is supported by SFAS 34, Financial Accounting Standards Board Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, American Institute of Certified Public Accountants Statement of Position 98-5 “Reporting on the Costs of Start-Up Activities”, and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 2, “Accounting for Research and Development Costs.” Accordingly, as stated previously, we capitalized all external costs and those direct and incremental internal costs required to bring the constructed assets to the stage where they are in commercial production (i.e., the assets’ intended use).

     Capitalization of Interest Costs. Our policy of interest capitalization is based on the principle that a better measure of acquisition cost is achieved when certain interest costs that are directly related to borrowings that are made to acquire the qualifying asset are capitalized. We also capitalize interest cost in accordance with SFAS 34 during the period commencing with the first expenditure for a qualifying asset and ending when the asset is substantially complete and ready for its intended use.

     Recent Accounting Pronouncements. In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB 43, Chapter 4” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on our financial position or results of operations.

     In December 2004, the FASB issued Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets - An Amendment of Accounting Principles Board Opinion No. 29” (“SFAS 153”). SFAS 153 amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”). The amendments made by SFAS 153 eliminate the APB 29 exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. As applicable to the Company, the provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring as from the third quarter of 2005 and the provisions of this statement will also be applied prospectively. We do not expect the adoption of SFAS 153 to have a material effect on our financial statements or results of operations.

     On December 16, 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and amends FASB SFAS 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

     SFAS 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123(R) on the first interim period beginning after January 1, 2006.

     SFAS 123(R) permits public companies to adopt its requirements using either the “modified prospective” or “modified retrospective” method. We elected to use the modified prospective method under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

     As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25 intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

     SFAS 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date.

     In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 states the SEC staff’s position regarding the application of SFAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. SAB 107 also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB 107 and believe that it will have an effect on our financial position, results of operations or cash flows.

     In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections,” a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20, previously required that most voluntary changes in accounting principles be recognized by including in net income, for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as, clarifying that beneficial interests in securitized financial assets are subject to SFAS 133. In addition, SFAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We believe that the adoption of this statement will not have a material effect on our financial condition or results of operations.

     In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We are currently evaluating whether the adoption of FIN 48 will have a material effect on our consolidated financial position, results of operations or cash flows.

     In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) 157, ‘‘Fair Value Measurements.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the effect that the adoption of SFAS 157 will have on our financial position and results of operations.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected items from our consolidated statement of income as a percentage of total sales:

	Year ended December 31,
	2005	2004	2003
		As restated
Statement of Income Data:
Sales	100%	100%	100%
Cost of sales	43	46	37
Gross Profit	57	54	63
Operation expenses:
Research and development, net	16	16	15
Selling, marketing, general and administrative	36	47	35
Total operating expenses	52	63	50
Operating income (loss)	5	(9)	13
Financial expenses, net	(3)	(2)	(1)
Other income, net	0	0	0
Income (loss) before taxes on income	2	(11)	12
Taxes on income	—	1	1
Net income (loss)	2%	(12)%	11%

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004 – AS RESTATED

     Sales. During 2005, our sales increased by $36.6 million, or 14%, from the amount of sales in 2004. This increase in sales in 2005 was primarily attributable to increased sales in the United States principally due to the introduction of new products. Sales in the United States during 2005 increased by $27.3 million, or 12% above 2004 sales. Sales in Canada increased by $8.1 million, or 44% above 2004 sales, while sales in Israel and other international markets increased by $1.3 million, or 7% above 2004 sales. During 2005, products that we introduced in the United States included loratadine syrup; alclometasone dipropionate cream USP, 0.05%; ciclopirox olamine cream USP, 0.77%; ciclopirox topical suspension USP, 0.77%; fluticasone propionate ointment, 0.005%; halobetasol propionate cream, 0.05%; hydrocortisone butyrate cream USP, 0.1%; miconazole nitrate vaginal cream, 4%; mupirocin ointment USP, 2%; and, terconazole vaginal cream, 0.4%.

     Cost of Sales. Cost of sales increased by 7% in 2005, as a result of several factors, including the appreciation of the Canadian dollar, increasing the cost of goods manufactured abroad, as well as a lower level of capacity utilization of our manufacturing facilities, which resulted in a higher level of overhead costs per unit.

     Gross Profit. Gross profit was $141.4 million in 2004 and $169.1 million in 2005. This increase reflects the impact of increased sales, offset by an increase in the cost of those sales.

     Research and Development. Net R&D expenses increased by $3.8 million, or 9%, in 2005. R&D expenses equaled 15% of sales in 2005 and 16% of sales in 2004. The increase in R&D expenses during 2005 was the result of our continued commitment to research and development. The majority of the R&D investment was focused on our generic pipeline and the remainder was focused on our proprietary pipeline, which includes our new class of non-sedating barbiturate compounds.

     Selling, General and Administrative. In 2005, SG&A decreased $15.4 million, or 12%, from the amount we recorded in 2004. Our SG&A expenses as a percentage of sales decreased to 36% in 2005 from 47% in 2004. Selling and marketing expenses decreased by $20.1 million, or 29%, primarily due to decreased advertising and promotion of our proprietary OTC product lines, Kerasal ® and ElixSure ® . Administrative expenses increased by $4.7 million, or 9%.

     Operating Results. Operating income increased by $39.2 million in 2005. This increase reflects the increase in sales and gross profit combined with the decrease in SG&A expenses.

     Financial Expenses. Financial expenses result from interest expense and income, and the impact of currency fluctuations. Net financial expenses were $7.9 million in 2005, compared with $4.8 million in 2004, an increase of $3.1 million or 63%. The financial expenses in 2005 reflect the impact of our increased level of borrowing, higher interest rates and changes in foreign exchange.

     Taxes. Due to the various tax benefits and utilization of a portion of our operating loss carryforward, our tax during 2005 was $1.6 million as compared to $2.6 million in 2004. Our effective tax rate was 22% on pre-tax income in 2005. (See Note 2q to the consolidated financial statements included in this 2005 Form 20-F.) As of December 31, 2005, on an unconsolidated basis, we have available to carryforward tax losses of $0.8 million in our research institute in Israel, $8.7 million in the United Kingdom, $15.6 million in Ireland and $100.6 million in the United States. The loss carryforward in the United States principally resulted from the exercise by employees of stock options during 2001 and the operating results in 2004.

     Net Income. Our net income increased by $37.2 million, from a loss of $31.5 million in 2004 to a gain of $5.7 million in 2005, by reason of the factors noted above.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003 – AS RESTATED

     Sales. During 2004, our sales decreased by $17.0 million, or 6%, from the amount of sales in 2003. This decrease in sales in 2004 was primarily attributable to reduced purchases by our major wholesaler customers, as we believe these customers reduced the level of inventory they customarily kept on hand in prior periods. Sales in the United States during 2004 decreased by $21.1 million, or 9% of sales in 2003. Sales in Canada increased by $2.8 million, or 18% above 2003 sales while sales in Israel and other international markets increased by $1.4 million, or 8%, from 2003. During 2004, products that we introduced in the United States included phenytoin oral suspension 125 mg/mL; clindamycin phosphate topical solution 1%; hydrocortisone butyrate topical solution, 0.1%; terconazole vaginal cream, 0.8%; ammonium lactate lotion, 12%; clotrimazole and betamethasone dipropionate lotion; alclometasone dipropionate ointment, 0.05%; fluconazole tablets in 50, 100, 150, and 200 mg tablets; betamethasone dipropionate ointment augmented, 0.05%; mometasone furoate ointment, 0.1% and cream, 0.1%; and loratadine syrup 5 mg/5 mL. In the United States, we also introduced our ElixSure® brand ibuprofen oral suspension 100 mg/5 mL; and Kerasal® Lotion, and we entered into an agreement with Medicis pursuant to which Medicis licenses to us dermatologic products, including Lustra® and Lustra-AF®, which are used for the treatment of dyschromia or discoloration of the skin.

     Cost of Sales. Cost of sales increased by 17% in 2004, as a result of several factors, including the appreciation of the Canadian dollar, increasing the cost of goods manufactured abroad, as well as a lower level of capacity utilization of our manufacturing facilities, which resulted in a higher level of overhead costs per unit.

     Gross Profit. Gross profit was $175.6 million in 2003 and $141.4 million in 2004. This decrease reflects the impact of reduced sales and increased cost of goods for the reasons mentioned above.

     Research and Development. Net R&D expenses increased by $1.3 million, or 3%, in 2004. R&D expenses equaled 16% and 15% of sales in 2004 and 2003, respectively. The increase in R&D expenses during 2004 was the result of our continued commitment to research and development. The majority of the R&D investment was focused on our generic pipeline and the remainder was focused on our proprietary pipeline, which includes products that use our NonSpil® drug delivery system and our new class of non-sedating barbiturate compounds.

     Selling, General and Administrative. In 2004, SG&A increased $25.6 million, or 26%, from the amount we recorded in 2003. Our SG&A expenses as a percentage of sales increased from 35% in 2003 to 47% in 2004. Selling and marketing expenses increased by $16.4 million, or 31%, primarily due to increased advertising and promotion of our proprietary OTC product lines as well as the full effect of building and supporting our branded division, or TaroPharma, detail force of approximately 60 representatives who call on physicians. Administrative expenses increased by $9.2 million, or 20%.

     Operating Results. Operating income decreased by $61.2 million in 2004 compared with 2003. The decrease reflects the decrease in revenues and higher level of product cost, as well as the impact of our marketing and promotional activities to support our proprietary product line and the increased level of R&D investment. The variation in operating income among our geographic areas compensates for the use of their intellectual property and manufacturing facilities to produce our products. Israel and Canada, which bear more risk in terms of deploying more assets to develop and manufacture products, earn a greater share of the profit derived from such products. Taro U.S.A. primarily distributes products developed, manufactured or owned by the other subsidiaries.

     Financial Expenses. Financial expenses result from interest expense and income, and the impact of currency fluctuations. Net financial expenses increased $2.1 million, or 76%, in 2004. The increase is primarily the result of the full impact of our increased level of borrowing in 2003. This increase in interest expenses was partially offset by interest income that we earned on our cash balances, capitalization of interest expenses related to plant and equipment under construction and hedges against currency fluctuations.

     Taxes. Due to the reserve we recorded for our deferred tax asset and the pre-tax loss in 2004, our consolidated tax expense for 2004 was $2.6 million, compared with $4.1 million in 2003. (See Note 2q to the consolidated financial statements included in this 2005 Form 20-F.)

     Net Income. Our net income decreased by $61.8 million from $30.3 million in 2003 to a loss of $31.5 million in 2004, by reason of the factors noted above.

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

     The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

				Rate of Devaluation
				(Appreciation)				Rate of Exchange of
	Rate of Inflation			Against U.S. Dollar				U.S.Dollar
Year	Israel(1)		Canada(2)	Israel(1)		Canada(3)		Israel(1)	Canada(3)
2001	1.4%		2.6%	9.3%		6.2%		4.42	1.59
2002	6.5%		2.2%	7.2%		(1.2%	)	4.74	1.58
2003	(1.9%	)	2.8%	(7.6%	)	(17.8%	)	4.38	1.29
2004	1.2%		1.9%	(1.6%	)	(6.9%	)	4.31	1.20
2005	2.4%		2.2%	(6.8%	)	3.9%		4.60	1.17
____________________

Sources:	(1)	Bank of Israel	(2)	Statistics Canada	(3)	Federal Reserve Bank of New York.

     B. LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and marketable securities, decreased by $25.8 million to $72.8 million at December 31, 2005. This decrease funded our working capital requirements, capital investments, and product acquisition programs. Trade accounts receivable increased by 9% to $53.0 million at December 31, 2005. Inventory levels decreased by 12% to $76.2 million, reflecting our policy of maintaining sufficient finished goods required to meet customer demand. Shareholders’ equity increased from $230.5 million at December 31, 2004 to $236.9 million at December 31, 2005, principally due to retained earnings and foreign currency fluctuations.

     Cash provided by operating activities for the year ended December 31, 2005 was $17.1 million as compared to cash used in operating activities of $1.6 million in the prior year. The increase in cash from operations is primarily the result of a decrease in inventory, our net income and other working capital items which were partially offset by an increase in accounts receivable.

     In 1999 and 2000, Taro Pharmaceutical Industries Ltd., or Taro, entered into a series of debenture and loan agreements in Israel, secured by a floating charge on substantially all of its property, assets and rights, for which Taro provided certain undertakings that, among other things, so long as the loan is outstanding, the ratio between long-term liabilities and shareholders’ equity shall not exceed 2 and the current ratio shall not be less than 1. Such ratios are to be based on Taro’s audited financial statements. As of December 31, 2005, we are in compliance with such ratios. In the event of default, these debentures and loans are callable if such defaults are not remedied within the stated period provided by the agreements.

     In 2003, Taro entered into two series of loan agreements, subsequently amended, with certain lenders and institutions in Israel, for which it provided certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, or Indebtedness, as defined in such agreements, which in the aggregate does not exceed $20.0 million or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional Indebtedness as long as the ratio of EBITDA to total net interest expenses and current principal payable on long term Indebtedness, is less than 2:1. The test is based on Taro’s audited financial statements and it is performed on April 1 of each year with respect to the prior calendar year. In the first quarter of 2005, these loan agreements were amended such that this ratio was not checked on April 1, 2005 and the above referenced undertaking not to incur Indebtedness only came into effect on April 1, 2006, when this ratio was to be checked based on Taro’s audited financial statements for the year ended December 31, 2005. We failed to meet the required testing date of such ratio for the year ended December 31, 2005, namely April 1, 2006. Subsequently, the Company performed the testing and based on the Company’s audited financial statements for the year ended December 31, 2005, Taro is in compliance with this ratio. We undertook, with two of our institutional investors whose portion of the total loans was approximately $6.5 million, to perform a review of Taro’s compliance with this ratio on August 15, 2005, with respect to the 12-month period ended June 30, 2005. The review for these two institutions was performed and we were found to be in compliance with the covenants with respect to such period.

     In 2004, in connection with the long and short term loans provided by four banks, Taro provided each such bank undertakings, including provisions that it would: (i) not pledge any of its current or future assets without the prior written consent of such bank, provided that Taro is allowed to pledge any newly acquired assets to secure financing provided to acquire such assets and to pledge any fixed assets up to an aggregate of $20.0 million which includes the pledges in favor of the lenders under the 1999 and 2000 debenture and loan agreements; (ii) not sell or transfer any of the current or future assets of the Company (excluding current assets such as inventory) without the prior written consent of such lender, provided that the Company is allowed to sell any asset without consent of such lender if the sale proceeds do not exceed 5% of the total assets (based on the audited financial statements) less the current assets and goodwill (based on the audited financial statements); (iii) comply with certain financial covenants, one of which requires that our operating income will exceed 12% of sales, a second requires that we maintain a ratio of debt to EBITDA not to exceed 3.5 over a rolling three year average, a third requires that we maintain a ratio of total tangible equity to total assets higher than 0.35 and (iv) comply with certain financial reporting requirements. As of December 31, 2005, we were not in compliance with the financial covenants described. In 2005, these banks waived the breach of certain financial covenants for the year 2004 and modified certain covenants for the first three quarters of 2005. In 2005, these banks waived compliance with certain financial covenants for the year 2005, including the two described herein, and modified certain covenants for the first three quarters of 2006. All covenants were reinstated for the year ended December 31, 2006. Since we were not in compliance with certain covenants as described above, and since we do not believe that we will be in compliance with certain of the financial covenants as of December 31, 2006, and since, according to the provision of the agreements, the banks have the right to accelerate their obligations, we have reclassified the long-term portion of our long-term debt to these banks in the amount of $5.3 million, as short-term loans. Additionally, the financial reporting obligations required by such undertakings have not been met. We intend to seek waivers for all such noncompliance. These loans also contain cross default provisions and can become callable upon default of covenants included in other loan agreements.

     During 2004, Taro Pharmaceuticals Inc., our indirect Canadian subsidiary, refinanced its mortgage payable and its plant expansion term loan with a new term loan. As of December 31, 2005, the outstanding balance was $19.3 million. The new term loan is collateralized by a first charge on the Canadian subsidiary’s land, buildings and certain manufacturing equipment, a floating charge covering all of its other assets, subject to prior floating charges, and a second lien on the buildings and land securing the mortgage loans in the U.S. described in Note 10 to our Financial Statements. Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. have provided guarantees to the lender for the full amount of the loan.

     Taro Pharmaceuticals Inc., has available a demand revolving line of credit in the amount of $6.9 million. At December 31, 2005, $4.2 million was outstanding under this credit facility. The facility is secured by a general security agreement over our Canadian subsidiary’s assets other than real property and certain other capital assets. In addition, the agreement provides the lending institution a second lien on real property and other capital assets in Canada.

     As of December 31, 2005, we had outstanding $18.0 million in long-term and $2.3 million in short-term loans secured by cash collateral. There were no covenants associated with these loans. As of December 31, 2006, we had repaid these loans.

     In December 2004, the Company entered into a facility agreement with a bank in the amount of $10.0 million. This bank is one of the banks with which the Company entered into a letter agreement as described above.

     In 2005, two of our U.S. subsidiaries entered into obligations secured by mortgages on our U.S. headquarters facility and our U.S. distribution facility. We guaranteed these obligations. One of the mortgages in the amount of $11.6 million, as of December 31, 2005, is for a term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a debt service coverage ratio covenant of 1.85, which the Company has met. The other mortgage is in the amount of $12.7 million, as of December 31, 2005, is for a term of 6 years, and bears interest at the rate of LIBOR plus 1.85%. The mortgage holder is one of the banks with which we entered into a letter agreement as described above. However, these mortgage agreements do not have cross default features in the event of noncompliance with covenants of other loan agreements. Since we, with respect to the $12.7 million mortgage, were not in compliance with certain covenants as described above, and since we do not believe that we will be in compliance with certain of the financial covenants as of December 31, 2006, and because the lender currently has the right to accelerate its obligations, we have classified this mortgage, in the amount of $12.7 million, as a short-term loan. We obtained a one year waiver from the bank and intend to seek additional waivers in the future for such noncompliance. The Canadian bank described above has a second security position in the facilities which are the subject of the mortgages.

     In December 2005, our U.S. subsidiary entered into a new $40 million credit agreement with a certain bank. Under the terms of the agreement, $40 million is available for borrowing at an interest rate of LIBOR plus 2.75%. At December 31, 2005 and 2006, $18.1 million and $28.1 million, respectively, were outstanding under this credit agreement. Because of existing covenant defaults, additional borrowings currently may not be made under this facility.

     The undertakings described above also include financial reporting obligations that have not been met as a result of the delayed filing of the Company’s Annual Report on Form 20-F. As a result, loans, except the one described in Note 10(2) to our Financial Statements, became callable after June 30, 2006. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach of other undertakings.

     In addition, the covenants and undertakings described above restrict our ability to incur additional debt. Although we are current with respect to our payment obligations under our various loan agreements, we are not in compliance with certain covenants and other provisions contained in certain of our loan agreements. As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them. We intend to seek appropriate waivers for all such non-compliance; there can be no assurance, however, that such waivers will be granted. The financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.

     Our long-term debt outstanding as of December 31, 2005 was approximately $194.7 million, including current maturities of $14.7 million, and long-term debt reclassified as short-term loans in the amount of $18.0 million, and comprised the following:

  bonds payable of $115.6 million;

  obligations of $28.0 million under bank agreements of which $5.3 million were reclassified as short-term loans;

  mortgages payable and other obligations of $43.6 million, of which $12.7 million were reclassified as short-term loans; and

  others of $7.5 million.

     Our loans from institutional investors and bond obligations consist of the following, in thousands:

Amount	Linkage	Rate	Maturity
$10,840	Israel CPI(a)	8.25%	2006-2010
$47,345	Israel CPI(a)	5.80%	2006-2014
$ 2,950	Dollar	Libor + 2.25%	2006-2014
$ 1,451	Dollar	Libor + 2-3%	2006-2010
$40,500	Dollar	6%	2006-2010
$12,500	Dollar	Libor + 2.25%	2006-2010
____________________

(a)	We have a contract to hedge our exposure to CPI fluctuations in Israel.

     In 2006, as in 2005, our cash flows have been negatively impacted by competitive pricing pressures, capital expenditures, research and development costs, results of operations, and reductions in wholesaler inventories resulting in a further significant decrease of our cash balances. We are attempting to address this liquidity issue by implementing initiatives to improve revenues and cash collections, and by reducing expenses. While we believe that these initiatives provide opportunities to improve our liquidity, we do not believe that they will allow us to generate sufficient liquidity to meet our obligations in the future. Consequently, we believe that we will need to raise additional equity capital or debt, or restructure or refinance our existing debt, while improving our profitability, in order to meet our future obligations. We have retained an investment banking firm, The Blackstone Group, or Blackstone, to assist in this effort. No assurance can be given, however, as to when or whether an agreement will be entered into which would result in cash funds becoming available to us on terms acceptable to us, or as to whether we will be able to restructure or refinance our existing debt, including our existing scheduled debt service. If we are unable to obtain sufficient additional cash by raising additional equity capital or debt, or if we are unable to restructure or refinance our existing debt, while improving our profitability, we are likely to experience a number of material adverse effects, including but not limited to, the possibility of us and/or our affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws.

CAPITAL EXPENDITURES

     We invested $48.2 million in capital equipment and facilities in the year ended December 31, 2005 and $72.3 million during the year ended December 31, 2004. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel, Canada, Ireland, and the United States, and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. See Note 5 to our consolidated financial statements included elsewhere in this 2005 Form 20-F.

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

     In 1991, we formed the Taro Research Institute Ltd., for the purpose of consolidating our pharmaceutical and chemical research activities. The Institute coordinates all of our research and development activities on a global basis.

     Recruiting talented scientists is essential to the success of our research and development programs. Approximately 15% of our employees work in our worldwide research and development programs.

     We currently conduct research and development in three principal areas:

  generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, capsules, injectables, suspensions, solutions, creams and ointments) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired;

  proprietary pharmaceuticals and delivery systems, in which we are developing T-2000, a novel formulation of Ovide® and products utilizing the NonSpil® delivery system; and

  organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

Generic Pharmaceuticals

     In 2005, we received several product approvals in Canada, Israel and the United States. The following table sets forth the approvals received in the United States from the FDA from January 1, 2005 through December 31, 2006:

FINAL NDA APPROVAL

Brand Name*
Loratadine Oral Suspension, 5 mg/5 mL, (NonSpil® Formulation)	Claritin®

FINAL ANDA APPROVALS

Alclometasone Dipropionate Cream USP, 0.05%	Aclovate®
Ciclopirox Olamine Cream USP, 0.77%	Loprox®
Ciclopirox Topical Suspension USP, 0.77% (Lotion)	Loprox®
Ciprofloxacin Hydrochloride Tablets USP, 100 mg	Cipro®
Citalopram Hydrobromide Tablets, equivalent to 10, 20, and 40 mg (base)	Celexa®
Extended Phenytoin Sodium Capsules USP, 100 mg	Dilantin®
Fluconazole for Oral Suspension, 50 mg/5mL and 200 mg/5mL	Diflucan®
Fluticasone Propionate Ointment, 0.005%	Cutivate®
Halobetasol Propionate Cream, 0.05%	Ultravate®
Hydrocortisone Butyrate Cream USP, 0.1%	Locoid®
Meloxicam Tablets, 7.5 mg and 15 mg	Mobic®
Metronidazole Topical Gel USP, 0.75%	MetroGel®
Miconazole Nitrate Vaginal Cream, 4%	Monistat®
Mometasone Furoate Topical Solution USP, 0.1% (Lotion)	Elocon®
Mupirocin Ointment USP, 2%	Bactroban®
Nortriptyline Hydrochloride Oral Solution	Aventyl®
Promethazine Hydrochloride Suppositories USP, 12.5 and 25 mg	Phenergan®
Sodium Chloride for Injection USP, 0.9%	N/A
Sterile Water for Injection, USP	N/A
Terconazole Vaginal Cream, 0.4%	Terazol®

TENTATIVE ANDA APPROVALS AS OF MARCH 9, 2007

Betamethasone Dipropionate Lotion, 0.05% (Augmented)	Diprolene®
Carvedilol Tablets, 3.125, 6.25, 12.5 and 25 mg	Coreg®
Cetirizine Hydrochloride Syrup, 5 mg/5 Ml	Zyrtec®
Gabapentin Capsules, 100, 300 and 400 mg	Neurontin®
Gabapentin Oral Solution, 250 mg/5 mL**	Neurontin®
Ondansetron Hydrochloride Oral Solution USP, 4 mg/5 mL	Zofran®
Ondansetron Hydrochloride Tablets, 4, 8 and 24 mg	Zofran®
Ranitidine Hydrochloride Syrup USP, 15mg/mL	Zantac®
Terbinafine Hydrochloride Cream, 1%	Lamisil®
____________________

*	The above trademarks are the property of their respective owners.

**	Tentative approval received in 2004.

     As of March 9, 2007, we had one NDA and 26 of our ANDAs, including one Abbreviated New Animal Drug Application and the nine tentative approvals listed above, under review by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

Proprietary Technologies

     T-2000

     We are performing additional Phase II studies and currently preparing for Phase III studies in Canada for T-2000, our non-sedating barbiturate compound developed by us. These trials will be directed toward the treatment of essential tremor. However it is important to note that there can be no assurance of the successful completion of Phase II or Phase III testing, the approval by any regulatory authority of the drug, or the commercial success of the drug if and when approved.

     NonSpil®

     We also continue to work on additional products utilizing our NonSpil® liquid drug delivery system, which allows liquid medications to pour, but not spill, thereby increasing the accuracy of dosage and ease of use. NonSpil® development activities include improving product formulations, refining taste and texture, and “scaling up” from laboratory sized manufacturing to commercial sized manufacturing.

     In the second half of 2003, we started marketing ElixSure® in the United States. ElixSure® is a line of children’s OTC medication using the NonSpil® vehicle. On March 3, 2005, we entered into multi-year agreements to divest the ElixSure® product line in North America. In June 2006, the divestiture was completed. We will continue to manufacture and supply ElixSure® to the buyer, Alterna-TCHP, LLC, as needed.

     Ovide® (malathion)

     We have developed a highly purified form of malathion, a pediculicide used in treating head lice, which contains a lower percentage of potentially toxic impurities when compared with other commercially available forms of malathion. A patent application directed to both the process of making this highly purified form of malathion as well as the final product itself has been filed. We have also developed a novel, stabilized gel formulation of malathion, for which the Company is currently conducting a Phase III clinical trial. Of course, there can be no assurance of the successful completion of Phase III testing, the approval by any regulatory authority of the drug, or the commercial success of the drug if and when approved. A patent application has been filed for this new formulation.

Patents, Trademarks and Licenses

     We have filed and received patents in the United States and other countries for a variety of products, processes and methods of treatment, including:

  a novel class of drug with utility as anticonvulsants, tranquilizers, muscle relaxants and agents for treatment of movement disorders;

  novel oral delivery for pharmaceutical and related products; and

  the synthesis and formulation of certain of our products.

We do not believe that any single patent or license is of material importance to us in relation to our current commercial activities.

     We have registered trademarks in the United States, Canada and other countries. Taro U.S.A. typically does not use trademarks in the sale and marketing of its generic products. On March 3, 2005, we divested the Kerasal® and ElixSure® trademarks in North America.

     From time to time, we seek to develop products for sale in various countries prior to patent expiration. In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of a NDA, that we believe that the patents listed in the Orange Book for the new drug are either invalid or not infringed by our product. To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of patents listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval. We may also be involved in patent litigation with third parties to the extent that claims are made that our finished product, an ingredient in our product, or our manufacturing process, may infringe the innovator’s or third party’s process patents. We may also become involved in patent litigation in other countries where we conduct business, including Israel, Canada and various countries in Europe.

     D. TREND INFORMATION

     Please see “Item 4 — Information on the Company” and “Item 5 — Operating and Financial Review and Prospects” for trend information.

     E. OFF-BALANCE SHEET ARRANGEMENTS

     The Company does not have off-balance sheet arrangements.

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table describes the payment schedules of our contractual obligations as of December 31, 2005, in millions:

	Payments due by period (in millions)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations	$190.6	$14.7	$53.6	$53.4	$68.9
Operating lease obligations	10.1	3.6	5.1	1.4	0.0
Purchase obligations	1.5	1.5	—	—	—
Total	$202.2	$19.8	$58.7	$54.8	$68.9

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     The following table lists our current directors and executive officers:

Name	Age	Position
Barrie Levitt, M.D.	71	Director and Chairman of the Board of Directors
Daniel Moros, M.D.	58	Director and Vice Chairman of the Board of Directors
Myron Strober, C.P.A.	76	Director and Chairman of the Audit Committee
Heather Douglas, Esq.	52	Director
Micha Friedman, Ph.D.	65	Director
Eric Johnston, Esq.	62	Director
Gad Keren, M.D.	54	Director
Tal Levitt, Esq.	37	Director and Secretary
Ben Zion Hod, C.P.A. (Israel)	52	Director (1)
Haim Fainaro, C.P.A. (Israel)	63	Director (1)
Samuel Rubinstein	67	Senior Vice President and General Manager
Rebecca Roof	51	Interim Chief Administrative and Restructuring Officer
Avraham Yacobi, Ph.D.	60	Senior Vice President, Research and Development
Ron Kolker, C.P.A.	52	Group Vice President, Corporate Controller and
		Interim Chief Financial Officer
Zahava Rafalowicz	59	Group Vice President, Sales and Marketing and
		Deputy General Manager, Israel
Hannah Bayer, C.P.A. (Israel)	56	Group Vice President, Finance and Chief Accounting Officer
Ram Zajicek	43	Group Vice President, Haifa Site Manager
Mariana Bacalu	56	Vice President, Quality Affairs
Yohanan Dichter	59	Vice President, Pharmacist in Charge and Senior Quality Manager
Roman Kaplan, Ph.D.	60	Vice President, Technical Operations, Pharmaceuticals
Hagai Reingold	41	Vice President, API Division
Inbal Rothman	35	Vice President, Human Resources & Community Affairs, Israel
Noam Shamir	44	Vice President, Supply Chain and Industrial Engineer
Tzvi Tal	56	Vice President, Information Technology, Israel
____________________

(1)	Statutory independent director elected in accordance with the Companies Law.

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

     Heather Douglas, Esq. was elected to our board of directors in 1998. Ms. Douglas is a partner with the Canadian law firm of Borden Ladner Gervais LLP. Ms. Douglas specializes in government finance and is responsible for the firm’s public-private partnerships initiative in Eastern Canada.

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

     Gad Keren, M.D. served on our board of directors from 1991 to 2000 and was reelected in 2001. Dr. Keren is currently Chairman of the Cardiology Department at the Tel Aviv Medical Center, where he was named Professor of Cardiology in 1995, and he has been secretary of the Israel Cardiology Society since 1991. Dr. Keren was a research fellow at the National Institute of Health in 1989 and 1990. Dr. Keren also acts as a consultant to the Taro Research Institute Ltd.

     Tal Levitt, Esq. was elected to our board of directors in 1998 and is currently Secretary. Ms. Levitt joined our company in 1995 as Associate Counsel and currently serves as Senior Vice President, Corporate Affairs and Treasurer of Taro U.S.A. She previously worked as a corporate attorney at the New York law firm of Parker Chapin Flattau & Klimpl, LLP from 1994 to 1995.

     Ben Zion Hod, C.P.A. (Israel) was elected to our board of directors in 2003, and re-elected in 2006, as a statutory independent director. Mr. Hod is a certified public accountant in Israel and for the past 11 years, has served as company comptroller for Zim Integrated Shipping Services Ltd. Prior to joining Zim, Mr. Hod was a senior manager at Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. Mr. Hod previously served as a public director of the Company from 1993 to 1998.

     Haim Fainaro, C.P.A. (Israel) was elected to our board of directors in 2003, and re-elected in 2006 as a statutory independent director. He is a certified public accountant in Israel, managing a private accounting practice in Tel Aviv since 1969. Mr. Fainaro has previously served as the Company’s internal auditor in Israel and as public director from 1988 to 1993.

     Samuel Rubinstein joined our company in 1990 and currently serves as Senior Vice President and General Manager. From 1986 to 1989, Mr. Rubinstein served as President of Laminated Plastics, Inc., a joint venture of two Israeli corporations operating in the United States. From 1974 until 1986, Mr. Rubinstein managed several different Israeli companies.

     Rebecca Roof joined our company in 2006 as Interim Chief Administrative and Restructuring Officer. She is a Managing Director of AlixPartners, LLC, specializing in corporate restructuring.

     Ron Kolker, C.P.A. joined the finance department of the U. S. affiliate of our company in 1994 and since 2002 has served as Vice President, Finance of the U.S. affiliate. Mr. Kolker presently serves as Group Vice President, Corporate Controller and Interim Chief Financial Officer of both the Company and its U.S. affiliate. Prior to joining us, Mr. Kolker was employed by Elscint Inc. from 1984 to 1994, where he served in various management positions including as Director of Sales Operations.

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

     Hannah Bayer, C.P.A. (Israel) joined our company in 2001 as Vice President and Chief Accounting Officer. In 2006, she was promoted to Group Vice President, Finance and Chief Accounting Officer. Ms. Bayer is a Certified Public Accountant in Israel. From 1999 to 2000, she served as Chief Financial Officer of Omrix Biopharmaceuticals, Ltd. From 1990 to 1999, Ms. Bayer held several financial positions in Teva Pharmaceutical Industries Ltd.

     Ram Zajicek joined our company in April of 2006 as Group Vice President, Haifa Site Manager. From 2002 to 2006, he was a partner of Tefen USA, Ltd., an international operations consulting firm. From 1998 to 2001, Mr. Zajicek was President and CEO of ProActivity Inc.

     Mariana Bacalu joined our company in 1984 as Senior Analyst in the Quality Control Laboratory. As Vice President, Quality Affairs, she is currently responsible for quality affairs at the Haifa Bay facility. Prior to joining us, Ms. Bacalu served as a production manager for Polymer Industry in Romania.

     Yohanan Dichter joined our company in 1986 in the research department and since 1988 has served as the Vice President, Pharmacist in Charge of the Haifa Bay pharmaceutical manufacturing plant. In 2006, he was also named as Senior Quality Manager. He is responsible for the review and release of all pharmaceutical products manufactured or sold in Israel. Prior to joining us, Mr. Dichter served in the Medical Corps of the Israel Defense Forces, was employed by Kupat Holim Clalit and worked in a private pharmacy.

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

     Hagai Reingold joined our company in 2002 and currently serves as our Vice President, API Division in Israel. He is responsible for all API production, technology, quality and safety. From 2002 to 2004, Mr. Reingold was Supply Chain and Industrial Engineering Manager. From 2000 to 2002, Mr. Reingold worked as Industrial and Product Engineering Manager for Kulicke & Soffa Company.

     Inbal Rothman joined our company in 2004 and is currently serving as Vice President, Human Resources and Community Affairs in Israel. Prior to joining our company, Ms. Rothman was an independent consultant for two years, specializing in organizational development. From 1998 to 2002, Ms. Rothman was Human Resources Director for Dexxon Ltd.

     Noam Shamir joined our company in 2003 and is currently serving as Vice President Supply Chain & Industrial Engineering. Prior to joining our company, Mr. Shamir was employed at Cyoptics Inc. as Chief Information Officer. From 1991 to 1997, he was Factory Manager and the Manager of Production Planning and Control at Delta Galail Industry.

     Tzvi Tal joined our company in 1996 and currently serves as our Vice President, Information Technology, Israel. He is responsible for all information technology programs at our facilities in Israel. From 1977 to 1996, Mr. Tal was Head of Information Technology for the Vargus Group and Plant Manager for Egmo Industries.

     B. COMPENSATION

     Our directors, other than the statutory independent directors, are paid $6,000 per year for their service as directors. Directors who are not executive officers are also paid $500 for each meeting of our board of directors that they attend. Because of the increased responsibilities imposed by the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Chairman of our Audit Committee receives additional compensation of $6,000 per year. Our statutory independent directors, as defined under Israeli law, may not be compensated in connection with their services as statutory independent directors in excess of the amounts set forth in the Companies Law and regulations promulgated thereunder. Each of our statutory independent directors receives $390 as a participation fee for each board meeting that he attends and $6,400 as an annual fee. In the Company’s proxy statement for its Extraordinary General Meeting of shareholders held on July 27, 2006, the shareholders approved the grant of an aggregate of 22,500 stock options to each statutory independent director as follows: 5,000 options on January 10, 2007, 7,500 options on January 9, 2008 and 10,000 options on January 14, 2009.

     We paid an aggregate of $4,129,985 to all of our directors and officers (24 persons) for services rendered to us in all capacities during the year ended December 31, 2005. This amount does not include certain additional benefits which, as to all directors and officers as a group, aggregated approximately $100,000.

     During 2005, our officers and directors received, in the aggregate, options to purchase up to 63,500 ordinary shares under our 1999 Stock Incentive Plan. These options have a weighted average exercise price of $27.99 and a weighted average expiration of 9.13 years after the date the options were granted.

     C. BOARD PRACTICES

     We are subject to the provisions of the Companies Law, which became effective on February 1, 2000.

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

     Our board of directors currently consists of ten directors. The following members of our board of directors have been determined to be independent within the meaning of applicable NASDAQ regulations: Myron Strober, C.P.A., Heather Douglas, Esq., Micha Friedman, Ph.D., Eric Johnston, Esq., Gad Keren, M.D., Ben Zion Hod, C.P.A. (Israel) and Haim Fainaro, C.P.A. (Israel). The board of directors includes two statutory independent directors, Ben Zion Hod, C.P.A. (Israel) and Haim Fainaro, C.P.A. (Israel), mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Statutory Independent Directors” below.

     According to our Articles of Association, our board of directors may neither consist of fewer than five directors nor more than 25 directors. The Companies Law, as amended, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise, as defined in the regulations promulgated under the Companies Law. At least one statutory independent director and one non-statutory independent director must possess accounting and financial expertise.

     Our directors, other than our statutory independent directors, are elected at annual general meetings of our shareholders, which are required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may also be appointed to fill vacancies or as additional members of the board of directors, by a resolution passed at an extraordinary general meeting of our shareholders. Likewise, in the event of a vacancy, the board of directors is empowered to appoint a director to fill such vacancy until the next annual general meeting of shareholders. A director holds office until the next annual general meeting, unless he or she resigns or is earlier removed from office by an ordinary resolution passed at an extraordinary general meeting of our shareholders.

     We do not have any contracts with any of our directors that would provide for benefits upon termination of employment.

Statutory Independent Directors

     Qualifications of Statutory Independent Directors

     Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public, in or outside of Israel, are required to elect at least two statutory independent directors. The Companies Law provides that a person may not be elected as a statutory independent director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s election to serve as a statutory independent director, or had, during the two years preceding that date, any affiliation with:

  our company;

  any entity controlling our company; or

  any entity controlled by our company or under common control with our company.

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

     A person shall be qualified to serve as a statutory independent director only if he or she possesses accounting and financial expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law. At least one statutory independent director must possess accounting and financial expertise. These criteria do not apply to statutory independent directors appointed before the recent amendment to the Companies Law but will apply to their reappointment for an additional term.

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

     The initial term of a statutory independent director is three years and may be extended for three additional years. Statutory independent directors may be removed from office only by the same percentage of votes as is required for their election or by a court, if the statutory independent directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one statutory independent director, except for the Audit Committee which is required to include all the statutory independent directors.

     Our statutory independent directors, Ben Zion Hod and Haim Fainaro, were elected by our shareholders in 2003, and both were re-elected by the shareholders at an extraordinary general meeting of the shareholders held on July 27, 2006, pursuant to the provisions of the Companies Law for additional three-year terms.

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

Committees

     Subject to the provisions of the Companies Law, our board of directors may delegate its powers to certain committees comprised of board members. Pursuant to the Companies Law, any committee of the board of directors that is authorized to perform any function of the board, must include at least one statutory independent director. Our board of directors has formed audit, executive, finance and strategic planning, compensation, nominating and stock option committees.

Audit Committee

     Under the Companies Law, our board of directors is required to appoint an Audit Committee, comprised of at least three directors including both statutory independent directors, but excluding:

  the chairman of the board of directors; and

  a controlling shareholder or a relative of a controlling shareholder and any director employed by our company or who provides services to us on a regular basis.

     As of November 1, 2006, our Audit Committee consisted of the following directors: Myron Strober, C.P.A., Chairman, Eric Johnston, Esq., Heather Douglas, Esq., Ben Zion Hod, C.P.A. (Israel), and Haim Fainaro, C.P.A. (Israel), all of whom have been determined to be independent as defined by the applicable NASDAQ rules and those of the SEC.

     Under the Companies Law, the role of the Audit Committee is, among other things, to examine flaws in our business management, in consultation with the internal auditor and the independent accountants and to propose remedial measures to the board. In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, our Audit Committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the Audit Committee is responsible for assisting the board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

     The Audit Committee is also responsible for making proposals to the board with respect to the compensation of our executive officers. Thus, the determination, or recommendation for determination, of the compensation of our executive officers is made by a majority of our independent directors (as defined by the applicable NASDAQ rules).

     The Audit Committee has reviewed and discussed with management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2005. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the board of directors of the Company that the audited consolidated financial statements referred to above be included in this 2005 Form 20-F for the year ended December 31, 2005.

     Approval of Interested Party Transactions

     The approval of the Audit Committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. The Audit Committee may not approve an action or a transaction with our controlling shareholders or with our office holders unless at the time of approval (a) the two statutory independent directors are serving as members of the Audit Committee and at least one of our statutory independent directors was present at the meeting in which such approval was granted. A controlling shareholder is defined in the Companies Law for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. In the event that two or more persons holding voting rights in the company each have a personal interest in the approval of the same transaction, they shall be deemed to be one holder.

     Audit committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the Company, or for the provision of insurance or an undertaking to indemnify any office holder who is not a director of the Company. In addition, among other things, the Audit Committee must approve contracts between the Company and any of its directors relating to the service or employment of a director.

     Internal Auditor

     Under the Companies Law, the board of directors is required to appoint an internal auditor proposed by the Audit Committee. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent auditors or their representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of our outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. Mr. Elisha Sa’ar, C.P.A., an independent public accountant, currently serves as our internal auditor. The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting and the internal auditor may participate in all Audit Committee meetings. In addition to the internal auditor, there is one Company employee whose sole responsibility is to perform internal audit functions.

Compensation Committee

     The compensation committee is responsible for making proposals to the board with respect to the compensation of employees other than executive officers. The determination, or recommendation for determination, of the compensation of our executive officers is made by the Audit Committee. As of November 1, 2006, our compensation committee consisted of the following directors: Tal Levitt, Esq., Chair, Myron Strober, C.P.A., Eric Johnston, Esq., and Ben Zion Hod, C.P.A.

Compliance with NASDAQ Corporate Governance Rules

     We are currently in compliance with all the corporate governance requirements of NASDAQ Marketplace Rule 4350, except for the requirement set forth in subparagraph (f) of such rule that a quorum for any meeting of the holders of a company’s common stock be no less than 33¹/³ % of the outstanding shares of a company’s common voting stock. We have previously applied for, and received from NASDAQ, an exemption from subparagraph (f) of Rule 4350. Our Articles of Association provide that the quorum required for a meeting of our shareholders consists of at least three shareholders present in person or by proxy who hold or represent between them at least one-third of the outstanding voting power of the Company, including the founders’ shares, which represent one-third of the aggregate voting power of our capital stock. The quorum requirement provided for in our Articles of Association is permitted under the Companies Law.

     D. EMPLOYEES

     The following table sets forth the number of our employees as of December 31, 2006:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	43	38	100	2	2	185
Administration	44	28	75	7	3	157
Research and Development	132	43	19	12	2	208
Production and Quality Control	357	206	—	36	—	599
Total	576	315	194	57	7	1,149

The following table sets forth the number of our employees as of December 31, 2005:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	41	38	134	3	2	218
Administration	47	30	116	6	3	202
Research and Development	144	74	37	16	1	272
Production and Quality Control	367	230	0	37	—	634
Total	599	372	287	62	6	1,326

The following table sets forth the number of our employees as of December 31, 2004:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	35	39	165	1	2	242
Administration	48	33	127	8	3	219
Research and Development	139	76	36	12	1	264
Production and Quality Control	376	214	0	32	—	622
Total	598	362	328	53	6	1,347

     The following table sets forth the number of our employees as of December 31, 2003:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	35	39	168	1	3	246
Administration	51	36	137	9	6	239
Research and Development	135	81	36	14	—	266
Production and Quality Control	363	253	53	26	—	695
Total	584	409	394	50	9	1,446

     In general, our relationship with our employees is satisfactory. We have no collective bargaining agreements with any of our employees. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Israeli Coordination Bureau of Economic Organizations (including the Industrialists Association) apply to all of our employees in Israel by order of the Israeli Ministry of Commerce, Industry and Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

     Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause. We currently fund our ongoing severance obligations by contributing on behalf of our senior employees to a fund known as the “Managers’ Insurance.” This fund provides a combination of savings plan, life insurance and severance pay benefits to our employees, and each employee receives a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary. We contribute an additional sum of between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 66% and we contribute approximately 34%.

E. SHARE OWNERSHIP

     The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of November 1, 2006. The percentage of ownership is based on 29,624,218 ordinary shares outstanding as of November 1, 2006. Ordinary shares subject to options currently exercisable, or exercisable within 60 days of November 1, 2006, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

Percentage of
	Number of	Outstanding Ordinary
Name	Ordinary Shares	Shares
Barrie Levitt, M.D. (1)	1,199,834	4.0%
Daniel Moros, M.D. (2)	714,977	2.4%
Tal Levitt, Esq.	591,114	2.0%
Myron Strober, C.P.A.	*	*
Heather Douglas, Esq.	*	*
Micha Friedman, Ph.D.	*	*
Eric Johnston, Esq.	*	*
Gad Keren, M.D.	*	*
Ben Zion Hod, C.P.A. (Israel)	*	*
Haim Fainaro, C.P.A. (Israel)	*	*
Samuel Rubinstein	*	*

Percentage of
	Number of	Outstanding Ordinary
Name	Ordinary Shares	Shares
Rebecca Roof	*	*
Avraham Yacobi, Ph.D.	*	*
Ron Kolker, C.P.A.	*	*
Zahava Rafalowicz	*	*
Hannah Bayer, C.P.A. (Israel)	*	*
Ram Zajicek	*	*
Mariana Bacalu	*	*
Yohanan Dichter	*	*
Roman Kaplan, Ph.D.	*	*
Hagai Reingold	*	*
Inbal Rothman	*	*
Noam Shamir	*	*
Tzvi Tal	*	*
Total for all directors and officers (24 persons) listed
above, as a group	2,936,394	9.9%
____________________

(1)	Of the ordinary shares beneficially owned by Dr. Levitt, (1) 319,068 ordinary shares are owned individually by Dr. Levitt, (2) 585,780 ordinary shares are held by Dr. Levitt as trustee for trusts established by Dr. Levitt, (3) 12,934 ordinary shares are owned by Dr. Levitt and his wife as joint tenants, (4) 780 ordinary shares are owned by Morley and Company, Inc., or Morley, which is controlled by Dr. Levitt as described below, (5) 198,032 ordinary shares are owned by Orenova Corporation, which is wholly-owned by Dr. Levitt and members of his immediate family, (6) 19,800 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Levitt that are presently exercisable, (7) 63,440 ordinary shares are owned by Taro Research Foundation, Inc., or the Research Foundation, a charitable foundation established by Dr. Levitt. In addition, Dr. Levitt has the right to appoint a majority of the board of directors of Morley which owns all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

In 2001, the Research Foundation was created by means of a gift of 65,440 shares from the Levitt family. The members of the Research Foundation are: Dr. Barrie Levitt, Dr. Daniel Moros, Tal Levitt, Dr. Jacob Levitt, (the son of Dr. Barrie Levitt),Vice President, Taro U.S.A. and Taro U.S.A. Dr. Barrie Levitt, Dr. Daniel Moros, Tal Levitt and Dr. Jacob Levitt are also directors of the Research Foundation. The purpose of the Foundation is to make charitable contributions to health related educational and research institutions.

(2)	Of the ordinary shares owned by Dr. Moros, (1) 353,217 ordinary shares are owned individually by Dr. Moros, (2) 220,960 ordinary shares are held by Dr. Moros as co-trustee of the Nathan Moros Trust, (3) 110,800 ordinary shares are held by Dr. Moros as trustee for trusts established by Isabel Moros, and (4) 29,700 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Moros that are presently exercisable.

*	Less than 1%

      As of November 1, 2006, the directors and executive officers listed above, as a group, held options to purchase 580,700 of our ordinary shares at a weighted average exercise price of $25.74, such options expiring between July 2006 and January 2016.

Stock Option Plans

     From time to time, we have granted options to purchase our ordinary shares. As of November 1, 2006, there were 1,592,253 options outstanding to acquire our ordinary shares.

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

     All key employees of, and consultants to us, and our directors, including officers and directors who are key employees, other than the optionees, and members of our stock option committee, as defined in the 1991 Stock Incentive Plan, were eligible to participate in the 1991 Stock Incentive Plan. However, ISOs may only be granted to employees, including officers and directors who are also employees. Under the plan, directors, excluding Identified Public Directors who are not our employees or Outside Directors, both as defined in the 1991 Stock Incentive Plan, are granted, on the date that such individual is initially elected a director, a one-time nonqualified option to purchase 4,000 ordinary shares, or the Initial Outside Director Award.

     The 1991 Stock Incentive Plan is administered by our board of directors (as required by the Companies Law) and by a Plan Committee, composed of not less than two members, each of whom must be “disinterested persons” as defined by the SEC (as required by U.S. law). Within the limits of the 1991 Stock Incentive Plan, the board of directors and Plan Committee are authorized to determine, among other things, to whom and the time or times at which options and SARs are to be granted, the types of options and SARs to be granted, the number of shares which will be subject to any option or SAR, the term of each option and SAR, the exercise price of each option and base price of each SAR, and the time or times and conditions under which options and SARs may be exercised. The board of directors and the Plan Committee may, with the consent of the holder of the option or SAR, cancel or modify an option or SAR or grant an option or SAR in substitution for any canceled option or SAR, provided that any substituted option or SAR and any modified option or SAR is permitted to be granted on such date under the terms of the 1991 Stock Incentive Plan and the Code. In such case, the board of directors and the Plan Committee may give credit toward any required vesting period for the substituted option or SAR for the period during which the employee held the canceled option or SAR.

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

     The term of each option and SAR other than an Initial Outside Director Award will be for such period, and such option or SAR may be exercised at such times during such period and on such terms and conditions, as the board of directors and the Plan Committee may determine, consistent with the terms of the 1991 Stock Incentive Plan. The term of an Initial Outside Director Award will be five years. Each Initial Outside Director Award will become exercisable in each of the four years commencing one year after the date of grant to the extent of one-

fourth of the number of our ordinary shares originally subject to the option granted therein. Ordinary shares not purchased pursuant to an Initial Outside Director Award in any one exercise period may be purchased in any subsequent exercise period prior to the termination of the award. The term of any option or SAR may not exceed ten years, or five years with respect to ISOs granted to optionees who own or are deemed to own stock representing more than 10% of the combined voting power of all classes of our shares.

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

     As of December 31, 2006, 125,723 ordinary shares were subject to outstanding options. Of such options, 26,000 (at an average exercise price of $2.94 per share) were held by executive officers; 46,000 (at an average exercise price of $3.39 per share) were held by directors who are not executive officers; and 53,723 (at an average exercise price of $2.81 per share) were held by other persons. None of such options was an SAR.

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

     As of December 31, 2006, 1,466,530 ordinary shares were subject to outstanding options. Of such options, 405,300 (at an average exercise price of $24.89 per share) were held by executive officers; 103,400 (at an average exercise price of $35.17 per share) were held by directors who are not executive officers; and 957,830 (at an average exercise price of $31.65 per share) were held by other persons. None of such options was an SAR.

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

     The 2000 Employee Stock Purchase Plan is administered by our board of directors (as required by the Companies Law) and by a committee named by our board of directors, which, subject to applicable law, has the power to adopt, amend and rescind any rules deemed desirable and appropriate for the administration of the 2000 Employee Stock Purchase Plan and not inconsistent with the 2000 Employee Stock Purchase Plan, to construe and interpret the 2000 Employee Stock Purchase Plan, and to make all other determinations necessary or advisable for the 2000 Employee Stock Purchase Plan. The composition of the committee shall be in accordance with the requirements to obtain or retain any available exemption from the operation of Section 16(b) of the Securities and Exchange Act of 1934, or the Exchange Act, pursuant to Rule 16b-3 promulgated thereunder.

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

     As of December 31, 2006, approximately 220,734 ordinary shares have been purchased through the 2000 Employee Stock Purchase Plan at a weighted average purchase price of $22.72.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

     The following table sets forth certain information as of December 1, 2006, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares. Percentage ownership is based on 29,624,218 ordinary shares outstanding as of December 1, 2006.

	Ordinary Shares	Percent of Ordinary
Name	Beneficially Owned	Shares Outstanding
Franklin Resources, Inc. and related entities (1)	2,934,463	9.9%
Brandes Investment Partners, Inc. (2)	2,957,652	10.0%
Taro Development Corporation (3)	2,332,937	7.9%
____________________

(1)	As reported on the Schedule 13D/A filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Asset Management Ltd. with the SEC on March 12, 2007.

(2)	As reported on the Schedule 13G filed by Brandes Investment Partners, Inc., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby with the SEC on March 8, 2007.

(3)	Dr. Levitt, Dr. Moros, and their families may be deemed to control all of the ordinary shares owned by TDC by virtue of their ownership of more than 50% of the shares of TDC.

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

Voting Power

     As of November 1, 2006, Dr. Levitt, Dr. Moros, Tal Levitt and members of their respective immediate families, in the aggregate, control approximately 45.4% of the voting power in our company by reason of their (i) beneficial ownership, other than through TDC, of an aggregate of approximately 10.2% of our ordinary shares, (ii) their majority ownership of TDC, which owns approximately 7.9% of our ordinary shares, and (iii) Dr. Levitt’s control of Morley, which, through its ownership of the founders’ shares, has one-third of the voting power of our shares.

     As of December 1, 2006, 29,624,218 of our ordinary shares were outstanding. They were held of record by 376 persons.

     B. RELATED PARTY TRANSACTIONS

     None.

     C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The financial statements required by this item are found at the end of this 2005 Form 20-F, beginning on page F-1.

Other Financial Information

     We manufacture pharmaceutical products in our facilities in Israel and Canada. A substantial amount of these products are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see “Item 4 — Information on the Company — Business Overview — Sales and Marketing.”

Legal Proceedings

     From time to time, we are a party to routine litigation incidental to our business, none of which, individually or in the aggregate, is expected to have a material adverse effect on our financial position.

     On August 2, 2004, a purported securities class action complaint was filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of New York. The complaint alleges that the defendants made statements during the period February 20, 2003 through July 29, 2004 in press releases, our 2003 Annual Report and during conference calls with analysts which were materially false and misleading and which artificially inflated the price of our ordinary shares. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Nine additional purported securities class action complaints were subsequently filed in the United States District Court for the Southern District of New York, all containing similar allegations. The actions have been consolidated and lead plaintiffs and lead counsel have been appointed. To date, no consolidated amended complaint has been filed. Pursuant to the court’s scheduling order, plaintiffs have until 15 days after the filing of our restated financial results to file an amended complaint. We and the individual defendants intend to vigorously defend against the claims in this action.

     A group of former Israeli soldiers, who allege that they contracted serious illnesses as result of their military service which included diving in the Kishon River near Haifa, filed a suit for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. In 2005, we and over 40 other municipalities, governmental entities (including the State of Israel), kibbutzim and companies, were named as third party defendants in this lawsuit. The proceedings are currently in a preliminary stage. In view of the large number of parties involved, and our relatively small portion of wastewater, and the fact that we discharged wastewater into the municipal sewage treatment system and not directly into the Kishon River, we do not believe that our share of the damages, if any, will have a material adverse effect on our financial position.

     Taro Pharmaceuticals U.S.A., Inc. filed an ANDA under paragraph IV of the Hatch-Waxman Act to market and sell various strengths of generic oxcarbazepine and tablets, a product marketed by Novartis Pharmaceuticals Corporation, Novartis Corporation and Novartis AG (collectively, “Novartis”) under the trademark Trileptal®. As a result of the filing of this ANDA, Novartis filed suit against us and our affiliates for patent infringement. Civil Action No. 06-4178 was filed September 1, 2006 and it is now pending in the United States District Court for the District of New Jersey.

Dividend Policy

     We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

     B. SIGNIFICANT CHANGES

     Except as described herein with respect to the restatement we announced on June 22, 2006, no significant change has occurred since the date of our consolidated financial statements included in this 2005 Form 20-F.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NASDAQ National Market during the last five years (2006 Low from the Pink Sheets here and below):

	High	Low
2002	$39.26	$21.60
2003	$72.11	$30.14
2004	$66.53	$18.99
2005	$34.59	$13.06
2006	$16.97	$ 9.64

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NASDAQ National Market during each fiscal quarter of the last two years and any subsequent period:

	High	Low
First Quarter 2004	$66.53	$57.40
Second Quarter 2004	$63.61	$39.91
Third Quarter 2004	$43.48	$18.99
Fourth Quarter 2004	$35.42	$21.12

	High	Low
First Quarter 2005	$34.11	$26.54
Second Quarter 2005	$34.59	$27.89
Third Quarter 2005	$28.82	$23.28
Fourth Quarter 2005	$26.86	$13.06

First Quarter 2006	$16.97	$13.54
Second Quarter 2006	$14.00	$10.10
Third Quarter 2006	$14.63	$9.97
Fourth Quarter 2006	$13.00	$9.64

     The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NASDAQ National Market during the last six months:

	High	Low
July 2006	$11.00	$9.97
August 2006	$14.50	$10.61
September 2006	$14.63	$13.07
October 2006	$13.00	$10.44
November 2006	$10.66	$10.03
December 2006	$12.65	$9.64

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     Our ordinary shares have been traded in the over the counter market in the United States since 1961. Our ordinary shares were first registered for trading on NASDAQ in 1982. Our ordinary shares first became quoted on the NASDAQ National Market in 1993 under the symbol “TARO.” On July 1, 2006, the NASDAQ National Market was renamed the NASDAQ Global Market and our ordinary shares became quoted on the NASDAQ Global Select Market, a segment of the NASDAQ Global Market. On December 13, 2006, our ordinary shares were delisted from the NASDAQ Global Select Market and are now quoted on the Pink Sheets under the symbol “TAROF.” There is no non-United States trading market for our ordinary shares.

     D. SELLING SHAREHOLDERS

     Not applicable.

     E. DILUTION

     Not applicable.

     F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A. SHARE CAPITAL

     Not applicable.

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our registration number at the Israeli Registrar of Companies is 52-002290-6.

Objects and Purposes

     Our Articles of Association provides that our main objects and purposes include any business connected with the developing, manufacturing, processing, supplying, marketing and distributing of prescription, OTC medical and other health care products. These products include APIs and final dosage form products.

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

     Under the Companies Law, all arrangements as to compensation of a public company’s office holders who are directors require the approval of the Audit Committee, the board of directors and shareholder approval, in that order.

     Disclosure of Personal Interest of an Office Holder

     The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager, or in which he or she has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people. An extraordinary transaction is a transaction executed other than in the ordinary course of business, other than according to prevailing market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

     Under the Companies Law and our Articles of Association, an ordinary resolution of the shareholders (for example, with respect to the appointment of auditors) requires the affirmative vote of a majority of the voting power voting in person or by proxy, whereas a special resolution (for example, a resolution amending the Articles of Association or authorizing changes in capitalization or in the rights attached to a class of shares) requires the affirmative vote of at least 75% of the voting power voting in person or by proxy. Rights pertaining to a particular class of shares require the vote of 75% of such class of shares in order to change said rights in addition to the approval of 75% of the voting power of the shareholders voting in person or by proxy on such resolution. The quorum required for a meeting of shareholders consists of at least three shareholders present in person or by proxy who hold or represent between them at least one-third of the outstanding voting power unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the board of directors may designate. At such reconvened meeting the required quorum consists of any two shareholders present in person or by proxy.

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

Mergers and Acquisitions under Israeli Law

     The Companies Law includes provisions that allow a merger transaction, in general, and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of the voting power of its shares at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the voting power held by parties other than the other party to the merger, or by any person or entity holding 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party or any person or entity affiliated or related to such person or entity, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 30 days have passed from the time that the shareholders of each company have approved the merger and 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

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

  a breach by the office holder of his or her duty of care which was committed intentionally or recklessly, except when it was committed solely by negligence;

  any act or omission done with the intent to derive an illegal personal benefit; or

  any fine levied against the office holder.

     In addition, under the Companies Law, exculpation, indemnification, and procurement of insurance coverage for our office holders must be approved by our Audit Committee and our board of directors and if the beneficiary is a director, by our shareholders, in that order.

     C. MATERIAL CONTRACTS

     During the two years preceding the date of this 2005 Form 20-F, we did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

     General Corporate Tax Structure

     Generally, Israeli companies are subject to Corporate Tax on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the Corporate Tax rate in Israel to the following tax rates: in 2005 – 34%, in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

     Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

     The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

Tax Benefits before the 2005 Amendment

     In general, taxable income of a company derived from an Approved Enterprise is subject to company Corporate Tax at the maximum rate of 25%, rather than the regular rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% Corporate Tax rate is applied for a period of time termed the “benefit period.” This benefit period is ordinarily a period of seven years commencing with the year in which the Approved Enterprise first generates taxable income after the commencement of production. The benefits period may be shorter as it is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier (the “Year Limitations”). The Year Limitation does not apply to the exemption period as discussed below. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period.

     A company’s income from sources other than the Approved Enterprise during the relevant period of benefits will be taxable at the regular Corporate Tax rates shown above. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), such company’s effective Corporate Tax rate is the result of a weighted combination of the various applicable rates.

     A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an alternative package of tax benefits (the “Alternative Route”). Under the Alternative Route, a company’s undistributed income derived from an Approved Enterprise is exempt from Corporate Tax for a period of between two and ten years, beginning with the first year the company derives taxable income under the program after the commencement of production, depending on the geographic location of the Approved Enterprise within Israel (the “exemption period”). After the exemption period the company will be eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

     The extent of the tax benefits available to the Approved Enterprise are determined by the geographic location of the Approved Enterprise. The Investment Law divides the country into three zones – designated zones A, B and C – so that an Approved Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Approved Enterprises in Zone C the least.

     The entitlement to the above benefits is based upon the fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, the company is required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

     In the event that a company that has elected the Alternative Route and subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period such company will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount of dividend distributed, at the rate that would have been applicable had the company not elected the Alternative Route (10% to 25%, depending on the level of foreign investment in the company, as explained below). In addition, the dividend recipient is subject to tax at the reduced rate of 15% applicable to dividends from Approved Enterprises, if the dividend is distributed during the exemption period or within 12 years thereafter. In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. The Company has elected the Alternative Route.

     A company that qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which, among others, has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year is determined by the lowest percentage of any of the above rights held by nonresidents during that year. A Foreign Investors’ Company will pay Corporate Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Region C

Rate of	Reduced Tax	Tax Exemption	Percent of
Reduced Tax	Period	Period	Foreign Ownership
25	5 years	2 years	0-25%
25	8 years	2 years	25-48.99%
20	8 years	2 years	49-73.99%
15	8 years	2 years	74-89.99%
10	8 years	2 years	90-100%

Region B

Rate of	Reduced Tax	Tax Exemption	Percent of
Reduced Tax	Period	Period	Foreign Ownership
25	1 years	6 years	0-25%
25	4 years	6 years	25-48.99%
20	4 years	6 years	49-73.99%
15	4 years	6 years	74-89.99%
10	4 years	6 years	90-100%

Region A

Rate of	Reduced Tax	Tax Exemption	Percent of
Reduced Tax	Period	Period	Foreign Ownership
25	0 years	10 years	0-25%
25	0 years	10 years	25-48.99%
20	0 years	10 years	49-73.99%
15	0 years	10 years	74-89.99%
10	0 years	10 years	90-100%

     Subject to certain provisions concerning income under the Alternative Route, all dividends paid by the company are considered to be attributable to income received from the entire enterprise and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We have elected to use the Alternative Route, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

     The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

     Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits. We have received four approvals granting us a package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise will be exempt from Corporate Tax for a period of four years from 2001, and we will be eligible for a reduced tax rate of between 10% and 25% for an additional two years. Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from Corporate Tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of 10% to 25% for an additional eight years. Under the third approval (benefit period starting 2003), our undistributed income will be exempt from Corporate Tax for a period of two years following implementation of the plan. We will be eligible for a reduced tax rate of between 10% and 25% for an additional thirteen years thereafter. All of these programs are subject to the time limits imposed by the Investment Law and based upon the level of foreign ownership in the Company in each tax year. To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%. We currently exceed this level but there can be no assurance that we will be able to reach or maintain this level of foreign ownership for each subsequent year. Under the fourth approval (benefit period eligible to be implemented during 2006), our undistributed income, derived from this approval, will be exempt from Corporate Tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter. As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli Corporate Tax rate.

Tax Benefits under the 2005 Amendment

     A recent amendment to the Investment Law, which has been officially published and is effective as of April 1, 2005, or the Amendment, changed certain provisions of the Investment Law. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law prior to the Amendment will not be allowed to request benefits under the Alternative Route for a period of three years from the date of the company’s last approval.

     The Amendment simplifies the approval process for an Approved Enterprise. According to the Amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. However, the Investment Center will be entitled to approve such programs only until December 31, 2007.

     As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment (a “Benefited Enterprise”). Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Investment Law includes provisions attempting to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

     Tax benefits are available under the Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in fixed assets in the Benefited Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount or certain percentage of the company’s production assets, determined as of the end of the year before the expansion.

     The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the Company had derived income for tax purposes from the Beneficiary Enterprise or (ii) the Year of Election, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to the Company:

  Similar to the currently available Alternative Route, exemption from Corporate Tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced Corporate Tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to Corporate Tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

  A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay Corporate Tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

     Generally, a company that has a significant amount of foreign investment [(at least 74% of the shareholders must be foreign shareholders and the company has to have undertaken to invest a minimum sum of $20M in the Beneficiary Enterprise –] as defined in the Investment Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

     The Amendment changes the definition of “foreign investment” in the Investment Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, will subject the Company to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005 the Company did not generate income under the provision of the Amendment.

     There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for any Approved Enterprises in the future.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

     The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the “Industry Encouragement Law”, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

     Under the Industry Encouragement Law, industrial companies are entitled to a number of Corporate Tax benefits, including:

  Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;

  The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

  Accelerated depreciation rates on equipment and buildings; and

  Expenses related to a public offering on the Tel Aviv stock exchange and as of January 1, 2003, on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

     Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an Approved Enterprise may choose between these special depreciation rates and the depreciation rates available to the Approved Enterprise.

     Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

     We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

     Under the Income Tax (Inflationary Adjustments) Law, 1985, or the Israeli law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index, or Israeli CPI. Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates us for three years. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

     Grants under the Law for the Encouragement of Industrial Research and Development, 1984

     Under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

     The terms of the Israeli government participation also require that the manufacture of products developed with government grants be undertaken in Israel. However, under the regulations of the Research Law, if any of the manufacturing is undertaken outside of Israel, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel as follows:

Royalties to the Chief
Extent of manufacturing	Scientist
volume outside of Israel	as a percentage of grant
Less than 50%	120%
between 50% and 90%	150%
90% and more	300%

     A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared at the time of application for funding.

     In general, the technology developed with Chief Scientist grants may not be transferred to Israeli third parties without the prior approval of a governmental committee under the Research Law and may not be transferred to non-Israeli third parties. A recent amendment to the Research Law has stressed that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. This approval, however, is not required for the export of any final products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted, or if granted, will be on reasonable commercial terms.

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

     Taxation of Non-Resident Holders of Shares

     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services provided in Israel.

     On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution; (iii) for dividends distributed out of the profits of an Approved Enterprise – 15%; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

     Capital Gains Tax on Sales of Our Ordinary Shares

     Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

     Prior to the end of the year 2002 and since we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli capital gains tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

     On January 1, 2006 an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

     Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on NASDAQ or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was, among others, contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

     As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates, among others, do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

     The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and provided that such shareholders are not subject to the Inflationary Adjustments Law, and provided further that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the U.S. – Israel treaty and who is entitled to claim the benefits afforded to him by the U.S. – Israel treaty, will generally not be subject to Israeli capital gains tax. This exemption will not apply if (i) such Treaty U.S Resident holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S. - Israel treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. federal income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

United States Federal Income Tax Considerations

     Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares, referred to for purposes of this discussion as a “U.S. Holder,” that is:

  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

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

  are broker-dealers or insurance companies;

  have elected mark-to-market accounting;

  are tax-exempt organizations;

  are financial institutions or “financial services entities”;

  hold ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” with other investments;

  own directly, indirectly or by attribution at least 10% of our voting power;

  have a functional currency that is not the U.S. dollar;

  are carrying on a trade or business in Israel through a permanent establishment; or

  acquire ordinary shares as compensation.

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

Taxation of Ordinary Shares

     Taxation of Distributions Paid On Ordinary Shares

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

     With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to capital gains (currently a maximum rate of 15%), provided that (1) (a) our common shares are readily tradable on an established securities market in the United States or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service, or IRS, to be satisfactory, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. The U.S.-Israel Tax Treaty has been determined satisfactory for the purpose of requirement (1)(b), so that dividends on our shares will be “qualified dividend income”, assuming requirements (2) and (3) are met, even if we fail to establish that our securities are readily tradable on an established securities market in the United States. While the IRS has ruled that shares that are listed on the NASDAQ Stock Market, as our common shares were until they were delisted effective December 13, 2006, are readily tradable on an established securities market in the United States, it has ruled that shares traded on the Pink Sheets are not readily tradable on an established securities market in the United States.

     You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

     U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Distributions by us of our current or accumulated earnings and profits will generally be foreign source passive income for United States foreign tax credit purposes; however, if the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be reduced. In addition, special rules will apply if we are a “United States-owned foreign corporation,” which we may be. In that case, distributions of our current or accumulated earnings and profits will be treated as U.S. source and foreign source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. U.S. Holders who are entitled to the benefits of the Tax Treaty may elect to credit Israeli withholding taxes allocable to the portion of our distributions treated as from U.S. sources under these rules against their United States federal income tax liability on such portion.

     Generally, the total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

     Taxation of the Disposition of Ordinary Shares

     Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale or exchange of ordinary shares, a U.S. Holder will recognize a capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the ordinary shares, which is usually the cost of such shares in U.S. dollars, and the amount realized on the disposition in U.S. dollars. Capital gain from the sale or exchange of ordinary shares held more than one year is a long-term capital gain, and is eligible for a maximum 15% rate of taxation for individuals and other non-corporate taxpayers for taxable years beginning before January 1, 2011. Gains and losses recognized by a U.S. Holder on a sale or exchange of ordinary shares normally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.

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

     Tax Consequences if We Are a Passive Foreign Investment Company

     We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we were a PFIC, and a U.S. Holder did not make either an election to treat us as a “qualified electing fund” (as described below) or a mark-to-market election:

  Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the ordinary shares. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year (other than the year prior to the first year in which we were a PFIC) at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

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

     The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a “qualified electing fund,” or QEF, in the first taxable year in which the U.S. Holder owns ordinary shares and if we comply with certain reporting requirements. Instead, a shareholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event we are classified as a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. If a QEF election is made after the first taxable year in which a U.S. Holder holds our ordinary shares and we are a PFIC, then special rules would apply.

     Alternatively, a U.S. Holder of PFIC stock which is publicly traded could elect out of the tax treatment discussed above by electing to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder’s fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

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

     F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

     G. STATEMENT BY EXPERTS

     Not applicable.

     H. DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. We began filing through the EDGAR system beginning on December 3, 2002.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices.

     I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates and foreign currency rates relates mainly to our long-term debt incurred to purchase fixed assets. Our interest expenses are primarily sensitive to LIBOR and CPI, as most of our long-term debt bears a LIBOR or CPI-linked interest rate. As of December 31, 2005, $195.9 million of our outstanding debt bears an average interest rate of 5.4%. Of the $195.9 million, only $88.5 million is exposed to interest rate fluctuation. Consequently, each 0.25% increase in interest rates will reduce pretax income by approximately $221,250.

     Our functional currency and that of Taro U.S.A. is the U.S. dollar. The functional currency of our European and Canadian subsidiaries is the local currency in their respective countries.

     In 2005, 81% of our revenues were generated in U.S. dollars. However, the remainder of our sales was denominated in the local currencies of the countries in which they occurred. As a result, our reported profits and cash flows are exposed to changing exchange rates. If the U.S. dollar weakens relative to the foreign currencies, the earnings generated in these foreign currencies will, in effect, increase when converted into U.S. dollars, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. Due to the relative low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net revenues and operating income were not significant in 2005.

     Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     a. Disclosure Controls and Procedures.

     An evaluation was performed under the supervision and with the participation of our management, including our Senior Vice President and General Manager (the “general manager”), our former Director of Internal Audit, and our Audit Committee, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this 2005 Form 20-F. Based on that evaluation, we have concluded that our disclosure controls and procedures were not effective as of December 31, 2005 as a result of the material weakness in our internal control over financial reporting that existed as of year-end 2003, 2004 and 2005, as described below.

     To address the control weaknesses described below, we performed additional analysis and other post-closing procedures in order to prepare the restated consolidated financial statements in accordance with U.S. GAAP. Accordingly, management believes that the consolidated financial statements included in this 2005 Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

     b. Management’s Annual Report on Internal Control over Financial Reporting.

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our general manager and, our former Director of Internal Audit, and our Audit Committee we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Management does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

     A material weakness is a significant deficiency (within the meaning of PCAOB Auditing Standard No. 2), or combination of significant deficiencies, that result in there being a more than remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected.

     Based on our evaluation, our management concluded that our internal control over financial reporting was ineffective and that a material weakness existed in our internal control over financial reporting as of year-end 2003, 2004 and 2005, as described below.

Accounts receivable reserve level

     We lacked effective controls which were designed or operated effectively to provide more than a remote likelihood or reasonable assurance that material errors in revenues, accounts receivable and account receivable reserve levels, would be prevented or detected in a timely manner. This material weakness resulted in restatements of previously issued financial statements.

     In establishing our reserves, we previously considered qualitative information such as our judgment based on experience, chargeback data from wholesaler customers and actual returns and reputable third-party prescription data indicating the number of our products dispensed to patients from a more distant point in the drug distribution chain. However, the amount of wholesaler inventory on-hand directly affects the amount of the chargebacks we receive, and thus are a critical part of estimating chargeback exposure and setting reserves. Prior to May 2006, we did not have available to us official inventory information from our key wholesaler customers, and while we did have available certain unofficial information concerning wholesaler inventories, we did not utilize it in calculating our reserves.

     In the spring of 2006, after negotiating with our key wholesaler customers for a number of years, we were able to obtain official reports of the amount of our products held in inventory by such wholesaler customers. These reports indicated that our reserve levels were inadequate. Using this 2006 inventory information, we undertook a “rollback” analysis to estimate the levels of inventory held by these customers as of December 31, 2005, 2004, 2003 and January 1, 2003. As a result of the rollback analysis, we concluded that our historical methodology for calculating chargeback exposure was in error and had resulted in understated reserves. Therefore, we have restated our prior period financial statements for 2004 and 2003.

     Remediation Steps

     The Company now receives inventory information from key wholesaler customers monthly and uses this data, among other data and experience factors, in its calculation for its accounts receivable reserves. Additionally, the Company has added accounting staff, and plans to add more in the future, with industry expertise related to the accounting and analysis of wholesaler sales and transactions to ensure that the appropriate analysis of receivables, reserves, and customer inventory levels is conducted, reviewed and approved in order to identify and estimate, on a timely basis, required reserves for accounts receivable.

Financial Reporting and Closing Procedures

     We did not have adequate financial reporting and closing procedures. This material weakness resulted from the fact that we did not have sufficient controls in place nor trained personnel to adequately prepare and review documentation and schedules necessary to support our financial reporting and period-end close procedures.

     Subsequent to December 31, 2005 but before the issuance of this report, we experienced significant turnover in our accounting personnel, and the attention of our accounting personnel has been focused on the preparation of our audited financial statements for 2005 and the restated audited financial statements for 2003 and 2004.

     Remediation Steps

     We intend to design and implement process improvements concerning our financial reporting and close procedures, including management’s review of documentation, schedules and results in support of the Company’s financial reporting and period-end close procedures. In this regard, we will conduct training sessions for our finance and accounting personnel during early 2007 and on a regular basis thereafter for the review of procedures for timely and accurate preparation of financial statements. We have initiated searches for accounting personnel including a CFO and other senior financial management for our U.S. subsidiary. We have added temporary help until permanent hires can be made.

Accounting for Derivative Instruments

     We lacked effective controls related to accounting for certain derivatives under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Specifically, a deficiency was identified related to sufficient controls designed to adequately ensure that the analysis and documentation of whether or not certain derivative instruments qualify for hedge accounting since the terms of the derivatives did not coincide with the terms of the hedged items and their effectiveness was not properly measured. Adjustments to the financial expenses and therefore restatement of the consolidated financial statements were required to be recorded as a result of this deficiency. Management concluded that the potential likelihood of a future material error was greater than remote and therefore constituted a material weakness.

     Remediation Steps

     We are in the process of implementing new controls to ensure that our accounting staff is properly trained and informed to identify transactions for which SFAS 133 applies.

Reclassifying Auction Rate Securities

     We lacked effective controls to ensure the proper application of U.S. GAAP in certain transactions. Specifically, we restated our financial statements to reclassify auction rate securities previously categorized as cash and cash equivalents to marketable securities in our consolidated balance sheets as of December 31, 2004. We also recorded the impact of these reclassifications in our consolidated financial statements of cash flows for the year ended December 31, 2003 and 2004, and amended the related disclosures impacted by these reclassifications.

     Remediation Steps

     We are in the process of implementing new controls, including regular meetings of the leaders of our finance and accounting departments in each country, to ensure that U.S. GAAP is applied appropriately. We also have expanded and continue to expand staffing and resources, including the continued use of external third party assistance with U.S. GAAP expertise, along with providing training related to internal control and procedure over financial reporting.

Stock Based Compensation

     We did not design and maintain effective controls to ensure that amounts related to stock-based compensation were properly recorded. Specifically, the value of a stock option grant is required to be calculated on the date the grant becomes effective under Israeli law, which is the date of the final corporate approval of the stock option grant, or the Grant Effective Date. However, under our previous administrative procedures, the exercise price of the option was set as of the date of the option agreement, which in some cases preceded the Grant Effective Date. Since the market price of our shares as of the date of the option agreement was, in some cases, lower than the price on the Grant Effective Date, these administrative procedures resulted in the Company failing to recognize certain stock-based compensation expenses in its previously issued financial statements due to the difference between the price on the Grant Effective Date and the exercise price set forth in the option agreement. The amount of such unrecognized stock-based compensation expenses was $320,000 in 2002, $192,000 in 2003, and $171,000 in 2004, most of which relate to certain options that had previously been granted and approved by the board of directors as part of a shareholder-approved stock option plan, that were ratified at a shareholders’ meeting in 2002. The financial statements for the year ended December 31, 2005 correctly reflect the amount of stock-based compensation expenses. The administrative procedures that led to this occurrence have since been modified.

     Remediation Steps

     The administrative procedures that resulted in this issue have been modified so that, in the future, stock option agreements will provide that the exercise price of the options is the price on the Grant Effective Date.

     c. Changes in Internal Control over Financial Reporting.

     Other than those changes described above, there was no change in our internal control over financial reporting (as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the period covered by this 2005 Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We continue to identify and implement additional best practice solutions regarding efficient data collection, integration and controls, including processes to ensure accounting information is properly evaluated and recorded.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Myron Strober, C.P.A., the chairman of our Audit Committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NASDAQ regulations.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of conduct applicable to our directors and all employees. We have also adopted a code of ethics that applies to our chief executive officer, interim chief financial officer and other senior officers. A copy of the code of conduct or the code of ethics may be obtained, without charge, upon a written request addressed to: Corporate Affairs Department, Taro Pharmaceutical Industries Ltd., c/o Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. Any waivers of the code of conduct or the code of ethics for executive officers or directors will be disclosed through the filing of a Form 6-K.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     Our Audit Committee is responsible for the oversight of our independent auditors’ work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, Member of Ernst & Young Global, or Kost Forer. These services may include audit services, audit-related services, tax services and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, Kost Forer and our management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

	2005	2004
	In million dollars
Audit Fees	$2.68	$0.83
Audit-Related Fees	0.09	—
Tax Fees	0.18	0.45
All Other Fees	0.03	—
Total	$2.98	$1.28

     The audit fees for the years ended December 31, 2005 and 2004, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. The increase in audit fees for the year 2005 is primarily related to restatement of our financial statements.

     Tax fees represents fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

     The financial statements required by this item are found at the end of this 2005 Form 20-F, beginning on page F-1.

     The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

     The exhibits filed with or incorporated into this 2005 Form 20-F are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)
1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)
2.1	Form of ordinary share certificate (1)
4.1	Taro Vit Industries Limited 1991 Stock Incentive Plan (3)
4.2	Taro Pharmaceutical Industries Ltd. 2000 Employee Stock Purchase Plan (4)
4.3	Taro Pharmaceutical Industries Ltd. 1999 Stock Incentive Plan (5)
4.4	Amendment No. 1 to Taro Pharmaceutical Industries Ltd. 1999 Stock Incentive Plan
4.5	Amendment No. 2 to Taro Pharmaceutical Industries Ltd. 1999 Stock Incentive Plan
8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)
12.1	Certification of the Senior Vice President & General Manager pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002
12.2	Certification of the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-
Oxley Act of 2002
13	Certification of the Senior Vice President & General Manager and Interim Chief Financial
Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-
Oxley Act of 2002
15(a).1	Consent of Kost Forer Gabbay & Kasierer (A member of Ernst & Young Global)
15(a).2	Debenture and Loan Agreement dated December 19, 2000 (6)
15(a).3	Loan agreements dated May 20, 2003 and November 27, 2003 (7)
____________________

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Ron Kolker
Group Vice President, Corporate Controller and
Interim Chief Financial Officer

Dated: March 20, 2007

TARO PHARMACEUTICAL INDUSTRIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005
U.S. DOLLARS IN THOUSANDS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TARO PHARMACEUTICAL INDUSTRIES LTD.

     We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the accompanying financial statement schedules. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 1.c, the consolidated financial statements as of December 31, 2004 and for the two years in the period ended December 31, 2004, have been restated to reflect corrections of errors related to accounting for future charge-backs from wholesalers which are deducted from revenues; accounting for certain hedge instruments; accounting for stock-based compensation; accounting for current and deferred income taxes; amortization of intangible assets and the classification of auction rate securities.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1b, the Company has experienced a substantial reduction in revenue and cash flows that adversely affected the Company’s current results of operations and liquidity. In addition, the Company has not complied with certain covenants of its debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1b. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 16, 2007	A Member of Ernst & Young Global

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2005	2004
		As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72,828	$85,330
Restricted short-term bank deposits	6,859	6,598
Marketable securities	—	13,300
Accounts receivable:
Trade, net (Note 3a)	52,954	48,651
Other receivables and prepaid expenses (Note 3b)	12,865	14,257
Inventories (Note 4)	76,192	86,591
TOTAL CURRENT ASSETS	221,698	254,727
LONG-TERM RECEIVABLES (Note 7)	19,527	20,239
PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)	269,419	241,966
GOODWILL	7,232	7,222
OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Note 6)	60,673	62,827
DEFERRED INCOME TAXES (Note 14)	462	633
TOTAL ASSETS	$579,011	$587,614

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2005	2004
		As Restated
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans (Notes 8, 10)	$92,549	$64,961
Current maturities of long-term debt (Note 10)	14,728	16,944
Accounts payable:
Trade	20,527	17,845
Other and accrued expenses (Note 9)	42,481	63,957
TOTAL CURRENT LIABILITIES	170,285	163,707
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities (Note 10)	161,949	184,419
Deferred income taxes (Note 14)	4,981	4,967
Accrued severance pay and other long-term liabilities (Note 12e)	4,931	4,051
TOTAL LONG-TERM LIABILITIES	171,861	193,437
COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)
SHAREHOLDERS’ EQUITY (Note 13):
Share capital:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2005 and 2004: 200,000,000 shares; Issued at December 31, 2005 and 2004: 29,566,749 and 29,435,805 shares, respectively; Outstanding at December 31, 2005 and 2004: 29,300,865
and 29,170,405, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2005 and 2004: 2,600
shares	1	1
Additional paid-in capital	163,769	162,027
Deferred stock-based compensation	—	(450)
Accumulated other comprehensive income (Note 16)	11,811	13,246
Treasury stock (265,884 and 265,400 shares at December 31, 2005 and 2004,
respectively)	(1,387)	(1,348)
Retained earnings	61,992	56,315
TOTAL SHAREHOLDERS’ EQUITY	236,865	230,470
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$579,011	$587,614

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per-share data)

	Year ended December 31,
	2005	2004	2003
		As Restated
Sales, net (Notes 15a and 17)	$297,743	$261,119	$278,086
Cost of sales.	128,690	119,749	102,454
Gross profit	169,053	141,370	175,632
Operating expenses:
Research and development, net (Note 15b)	45,767	41,956	40,612
Selling, marketing, general and administrative (Note 15c)	108,099	123,465	97,898
	153,866	165,421	138,510
Operating income (loss)	15,187	(24,051)	37,122
Financial expenses, net (Note 15d)	7,893	4,832	2,748
Other loss, net	—	—	(7)
Income (loss) before income taxes	7,294	(28,883)	34,367
Income taxes (Note 14)	1,617	2,606	4,090
Net income (loss)	$5,677	$(31,489)	$30,277
Net income (loss) per share -
Basic net income (loss) per ordinary share (Note 13f)	$0.19	$(1.08)	$1.05
Diluted net income (loss) per ordinary share (Note 13f)	$0.19	$(1.08)	$1.02
Weighted average number of ordinary shares used to compute basic
income (loss) per share (in thousands)	29,250	29,058	28,873
Weighted average number of ordinary shares used to compute diluted
income (loss) per share (in thousands)	29,590	29,058	29,664

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands

						Accumulated
	Number of				Deferred	other			Total	Total
	shares in	Share		Additional	stock-based	comprehensive	Treasury	Retained	comprehensive	shareholders’
	thousands	capital		paid-in capital	compensation	income (loss)	stock	earnings	income (loss)	equity
Balance at January 1, 2003 – as previously reported		$680		$173,584	—	$(2,358)	$(1,288)	$98,519	—	$269,137
Adjustment to shareholders’ equity		—		(15,898)	$(380)	1	—	(40,992)		(57,269)
Balance at January 1, 2003 – as restated	28,744	$680		$157,686	(380)	$(2,357)	$(1,288)	$57,527	—	$211,868
Exercise of options and issuance of shares of
Employee Stock Purchase Plan	226	*	)	2,027		—	—	—		2,027
Compensation in respect of options granted to non-employees		—		10		—	—	—		10
Deferred stock-based compensation				467	(467)					—
Reversal of stock-based compensation related to
forfeiture of stock options previously granted				(6)	6					—
Amortization of deferred stock-based compensation				—	192					192
Purchase of treasury stock	(1)	*	)	—		—	(60)	—		(60)
Comprehensive income:
Foreign currency translation adjustments	—	—		—		9,501	—	—	$9,501	9,501
Net income	—	—		—	—	—	—	30,277	30,277	30,277
Total comprehensive income:									$39,778
Balance at December 31, 2003 – as restated	28,969	680		160,184	(649)	7,144	(1,348)	87,804		253,815
Exercise of options and issuance of shares of
Employee Stock Purchase Plan	201	*	)	1,863		—	—	—		1,863
Deferred stock-based compensation				95	(95)					—
Reversal of stock-based compensation related to
forfeiture of stock options previously granted				(115)	115					—
Amortization of deferred stock-based compensation					179					179
Comprehensive income:
Foreign currency translation adjustments		—		—		6,075	—	—	$6,075	6,075
Unrealized gain from available for sale marketable securities						27			27	27
Net loss	—	—		—	—	—	—	(31,489)	(31,489)	(31,489)
Total comprehensive loss:									$(25,387)
Balance at December 31, 2004 – as restated	29,170	680		162,027	(450)	13,246	(1,348)	56,315		230,470
Exercise of options and issuance of shares of
Employee Stock Purchase Plan	132	*	)	1,940		—	—	—		1,940
Deferred stock-based compensation				12	(12)					—
Reversal of stock-based compensation related to
forfeiture of stock options previously granted				(81)	81
Amortization and acceleration of deferred stock-based compensation					381					381
Purchase of treasury stock	(21)	*	)				(571)			(571)
Release of treasury stock to employees under ESPP	20	*	)	(129)			532			403
Comprehensive income:						—
Foreign currency translation adjustments		—		—		(1,490)	—	—	$(1,490)	(1,490)
Unrealized gain from available for sale marketable securities						55			55	55
Net income	—	—		—	—	—	—	5,677	5,677	5,677
Total comprehensive income:									$4,242
Balance at December 31, 2005	29,301	$680		$163,769	—	$11,811	$(1,387)	$61,992		$236,865
____________________

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003
		As Restated
Cash flows from operating activities:
Net income (loss)	$5,677	$(31,489)	$30,277
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	25,280	19,967	14,405
Stock-based compensation expense	381	179	192
Compensation in respect of options granted to non-employees	—	—	10
Accrued severance pay, net	10	177	27
Capital gain (loss) on sale of property, plant and equipment	23	(5)	9
Exchange differences effect on inter-company balances	765	69	235
Increase (decrease) in long-term debt due to currency fluctuation	(2,676)	1,312	1,694
Deferred income taxes, net	3	755	1,658
Decrease (increase) in trade receivables	(12,071)	9,397	(34,117)
Increase in allowance for doubtful accounts	7,918	83	51
Decrease (increase) in other receivables and prepaid expenses	470	(82)	(1,069)
Decrease (increase) in inventories	8,773	2,719	(35,457)
Decrease (increase) in allowance for inventory obsolescence	(1,029)	(1,943)	(2,181)
Increase (decrease) in long-term receivables	2,379	(2,297)	(1,028)
Increase (decrease) in trade payables	2,576	(8,784)	(340)
Increase (decrease) in other accounts payable and accrued expenses	(22,164)	8,858	30,434
Increase (decrease) in other long-term liabilities	807	(540)	540
Net cash provided by (used in) operating activities	17,122	(1,624)	5,340
Cash flows from investing activities:
Purchase of property, plant and equipment and capitalization of
related direct incremental costs	(48,254)	(72,270)	(94,421)
Purchase of product rights	(1,123)	(37,326)	(10,375)
Investment in restricted bank deposits	(270)	(18,276)	(50)
Investment in long-term security deposit and other assets	—	—	(64)
Investment in marketable securities	(17,760)	(14,950)	—
Proceeds from sale of marketable securities	31,060	1,650	—
Proceeds from sale of property, plant and equipment	311	—	24
Net cash used in investing activities	(36,036)	(141,172)	(104,886)

The accompanying notes are an integral part of the consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003
		As Restated
Cash flows from financing activities:
Proceeds from exercise of options and issuance of shares of Employee
Stock Purchase Plan	1,940	1,863	2,027
Proceeds from long-term debt	25,271	41,496	116,346
Purchase of treasury shares	—	—	(60)
Purchase of treasury shares related to ESPP	(571)	—	—
Proceeds from issuance of shares related to ESPP	403	—	—
Repayment of long-term debt	(30,036)	(19,696)	(8,616)
Short-term bank credit and short-term loans, net	9,472	45,504	17,873
Net cash provided by financing activities	6,479	69,167	127,570
Effect of exchange rate changes on cash and cash equivalents	(67)	(162)	380
Increase (decrease) in cash and cash equivalents	(12,502)	(73,791)	28,404
Cash and cash equivalents at the beginning of the year	85,330	159,121	130,717
Cash and cash equivalents at the end of the year	$72,828	$85,330	$159,121

Supplemental disclosure of cash flow transaction:
Cash paid during the year for:
Interest	$10,984	$9,417	$3,102
Income taxes	$4,342	$894	$5,593

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$2,432	$2,948	$5,415
Investment in intangible assets on credit	$—	$12,750	$14,100

The accompanying notes are an integral part of the consolidated financial statements.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.	Taro Pharmaceutical Industries Ltd. (“the Company”) is an Israeli corporation, which operates in Israel and through Israeli, North American, and European subsidiaries (“the Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. The Company’s ordinary shares are quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the symbol TAROF.

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”). Taro Research Institute Ltd. in Israel provides research and development services to the Group. Taro International Ltd. in Israel, Taro Pharmaceuticals Ireland Ltd. and Taro Pharmaceuticals (U.K.) Ltd. are engaged in the pharmaceutical activities of the Group outside North America.

The Group manufactures generic and proprietary drug products in facilities located in Israel and Canada, and manufactures bulk active pharmaceutical ingredients in its facilities located in Israel. The majority of the Group’s sales are in North America.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers. In Israel, the Group sells and distributes its products principally to healthcare institutions and private pharmacies.

In the generic pharmaceutical industry, selling prices and related profit margins tend to decrease as products mature due to increased competition from other generic pharmaceutical manufacturers as they gain approval from the U.S. Food and Drug Administration, the Canadian Health Products and Food Branch Inspectorate, and the Israeli and other Ministries of Health (“Government Agencies”) to manufacture equivalent products. The Group’s future operating results are dependent on, among other things, its ability to introduce new products and maintain its approvals to market existing drugs.

While non-compliance with Government Agencies’ regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred. The Group believes that it is in material compliance with all Government Agencies’ regulations.

For information related to major customers, see Note 15a.

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

b.	Going concern:

In 2006, the Company’s cash flows and results of operations were negatively impacted by competitive pricing pressures, continuing capital expenditures, research and development costs, and reductions in wholesaler inventories. All these factors resulted in a substantial decrease in revenues and cash balances and contributed to net losses for 2006. In addition, as further described in Note 10, the Company has not complied with certain debt covenants and creditors may elect to accelerate their indebtedness and

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

to proceed against the collateral granted to them to secure such indebtedness. The Company may not be able to incur additional debt or repay its debt in the event of acceleration. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are described below. The Company’s financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

As of December 31, 2005, as further described in Note 10, the Company is current with respect to its payment obligations under its various loan agreements; however, the Company’s results for the year ended December 31, 2005, have caused the Company to violate certain financial covenants and reporting obligations for certain of its debt instruments. Further, the Company is not in compliance with certain of its financial covenants as of December 31, 2006. The delay in issuing the audited financial statements for 2005 has also resulted in violations of covenants. The Company is currently in discussions with its creditors with respect to these issues. In addition, as of December 31, 2005, the Company was not in compliance with two of its financial covenants, for which the Company has obtained waivers. As a result of the above, and since certain agreements provide the lenders with payment acceleration rights, the Company reclassified a portion of its long-term debt in the amount of $17,983 as short-term loans. As of the date of this report, the Company has not received any payment acceleration requests. The Company is in discussions with its lenders to obtain the appropriate waivers of these covenants. For further information on its covenants and debt instruments, please see Note 10.

The Company is attempting to address its liquidity issues by implementing initiatives to improve revenues and cash collections, and by reducing expenses. While the Company believes that these initiatives provide opportunities to improve its liquidity, these measures may not generate sufficient liquidity to meet the Company’s obligations in the future. Consequently, the Company believes that it will need to raise additional equity capital or debt, or restructure or refinance its existing debt, while improving its profitability, in order to meet its future obligations. The Company has retained an investment banking firm, The Blackstone Group, (“Blackstone”), to assist in this effort. No assurance can be given, however, as to when or whether an agreement will be entered into which would result in cash funds becoming available to the Company on terms acceptable to the Company, or as to whether the Company will be able to restructure or refinance its existing debt, including its existing scheduled debt service. If the Company is unable to obtain sufficient additional cash by raising additional equity capital or debt, or if the Company is unable to restructure or refinance its existing debt, while improving its profitability, the Company is likely to experience a number of material adverse effects, including but not limited to, the possibility of the Company and/or its affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws.

c.	Restatement

The Company is restating prior period financial statements as a result of the receipt of additional information from certain wholesaler customers, which is now being used to revise the revenue and accounts receivable reserve estimates. The restatement also includes adjustments to customer rebates reserve, the provision for income taxes, deferred income taxes and minority interests. In addition, the Company restated its financial statements to correct errors in the accounting for derivative instruments, stock-based compensation, amortization of intangible asset and classification of certain instruments out of cash and cash equivalents. These financial statements include restatements and related financial information for the years ended December 31, 2004 and 2003.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

The Company’s revenues were overstated and accounts receivable reserve estimates were understated for periods prior to 2003. To correct revenue and accounts receivable reserves affecting prior periods, the Company reported an adjustment to opening retained earnings as of January 1, 2003. The previously issued financial statements for 2004 and 2003 should no longer be relied upon. The Company does not intend to amend its Annual Reports on Form 20-F for the years ended December 31, 2004 and 2003.

In establishing its reserves, the Company previously considered qualitative information such as its judgment based on experience, chargeback data from wholesaler customers and actual returns and reputable third-party prescription data indicating the number of its products dispensed to patients from a more distant point in the drug distribution chain. However, the amount of wholesaler inventory on-hand directly affects the amount of the chargebacks the Company receives, and thus it is a critical part of estimating chargeback exposure and setting reserves. Prior to May 2006, the Company did not have available to it official inventory information from its key wholesale customers, and while it did have available certain unofficial information concerning wholesaler inventories, the Company did not utilize it in calculating its reserves.

In the spring of 2006, after negotiating with its key wholesaler customers, the Company was able to obtain reports of the amount of its products held in inventory by such wholesaler customers. These reports indicated that its reserve levels were inadequate. Using this 2006 inventory information, the Company undertook a “rollback” analysis to estimate the levels of inventory held by these customers as of December 31, 2005, 2004, 2003 and January 1, 2003. As a result of the rollback analysis, the Company concluded that its historical methodology for calculating chargeback exposure was in error and had resulted in understated reserves. Therefore, the Company has restated its prior period financial statements for 2004 and 2003. The Company believes that the methodology that it has now developed using actual customer inventory data provides a more reliable basis for estimating chargeback exposure.

The restatement resulted in the Company adjusting its income tax expenses for 2003 and 2004. This adjustment is based on the decision to reserve in full the U.S. deferred tax assets as a result of the net operating losses in the U.S. during 2003 and 2004. As a result of the restatement, the Company believes that it is no longer “more-likely-than-not” that the Company’s deferred tax assets will be utilized. Therefore, the Company recorded a full valuation allowance in connection with its deferred tax assets resulting from its net operating losses, thereby reducing its previously recorded tax benefit.

The Company restated its financial expenses to reflect the correction of an error in accounting for derivatives used to hedge certain long-term debt liabilities. The Company previously designated and accounted for those derivatives either as “fair value” or “cash flow” hedges under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). However, the Company determined that those derivatives did not qualify for hedge accounting primarily because the terms of the derivatives did not coincide with the terms of the hedged items and their effectiveness was not properly measured.

The Company restated its financial statements to reclassify auction rate securities previously categorized as cash and cash equivalents to marketable securities in its consolidated balance sheets as of December 31, 2004. The Company also recorded the impact of these reclassifications in its consolidated statements of cash flows for the year ended December 31, 2003 and 2004, and amended the related disclosures impacted by these reclassifications.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

The Company reviewed its prior years grants of stock options and concluded, that for accounting purposes, the actual measurement dates of certain past stock option grants (namely, the date an employee received his or her option agreement) differed from the previously determined measurement dates for such grants (namely, the date the Board of Directors approved the option grant, which under Israeli law is the date of such grant). Since the market prices of the Company’s shares as of the corrected measurement dates were, in some cases, higher than those option grants’ initial exercise prices, the Company has determined that it should have recognized stock-based compensation expenses which were not accounted for in its previously issued financial statements. The amount of such stock-based compensation expenses was related to administrative procedures, which have since been modified. Accordingly, the Company has restated its consolidated financial statements as of December 31, 2004 and December 31, 2003 and for the two years in the period ended December 31, 2004.

Further, the Company restated its cost of sales in 2004 to reflect the correction of an error in accounting for the amortization of certain intangible assets.

The schedules that follow reconcile the Company’s consolidated balance sheets, consolidated statements of operations and cash flows from the previously reported financial statements to the restated consolidated financial statements along with, explanations for the restatement adjustments.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

Effect of Restatement on Consolidated Balance Sheet – December 31, 2004
	2004			2004
	As
	Previously
	Reported	Adjustments	Note	As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$98,630	$(13,300)	(1)	$85,330
Marketable securities	—	13,300	(1)	13,300
Accounts receivable:
Trade, net	124,674	(76,023)	(2)	48,651
Other receivables and prepaid expenses	16,621	(2,364)	(3)	14,257
TOTAL CURRENT ASSETS	333,114	(78,387)		254,727
LONG-TERM RECEIVABLES	19,984	255	(4)	20,239
OTHER INTANGIBLE ASSETS AND DEFERRED
CHARGES, NET	63,174	(347)	(5)	62,827
DEFERRED INCOME TAXES	31,387	(30,754)	(6)	633
TOTAL ASSETS	696,847	(109,233)		587,614
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Other and accrued expenses	31,779	32,178	(7)	63,957
TOTAL CURRENT LIABILITIES	131,529	32,178		163,707
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	187,346	(2,927)	(8)	184,419
Deferred income taxes	6,716	(1,749)	(9)	4,967
Accrued severance pay and other long term liabilities	2,442	1,609	(10)	4,051
Minority interest	694	(694)	(11)	—
TOTAL LONG-TERM LIABILITIES AND MINORITY
INTEREST	197,198	(3,761)		193,437
SHAREHOLDERS’ EQUITY:
Additional paid-in capital	184,562	(22,535)	(12)	162,027
Deferred stock-based compensation	—	(450)	(13)	(450)
Accumulated other comprehensive income	13,477	(231)	(14)	13,246
Retained earnings	170,749	(114,434)		56,315
TOTAL SHAREHOLDERS’ EQUITY	368,120	(137,650)		230,470
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$696,847	$(109,233)		$587,614
____________________

(1)	To record balance of auction rate marketable securities previously included as part of cash and cash equivalents.

(2)	Effect of increase in accounts receivable reserve balances.

(3)	To record full valuation allowance for U.S. deferred tax asset of $1,811 previously included in current assets and decrease of $425 related to restatement of hedging accounting and decrease of $128 related to reclassification to other current liabilities.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

(4)	To record impact of restatement of hedging accounting.

(5)	To record impact of additional amortization related to acquired intangible asset.

(6)	To record full valuation allowance for U.S. deferred tax asset previously included in non-current assets.

(7)	To increase other accounts payables by $30,235 due to customers resulting from the chargeback reserve restatement because the net amount due to customers exceeds their receivable balance, reclassify deferred tax in the amount of $2,000 to current liability, and accrued expenses and decrease of $57 as a result of reclassification from other receivable.

(8)	To record impact of restatement of hedging accounting on long-term debt and reclassify a grant in the amount of $1,609 to other long-term liabilities.

(9)	To reduce deferred tax liability and record it as current liability.

(10)	To record grant received in the amount of $1,609 previously recorded as long-term debt.

(11)	To record impact of restatement on minority interest.

(12)	To record impact of tax benefit in the amount of $21,395 and stock-based compensation in the amount of $1,140.

(13)	To record deferred stock-based compensation.

(14)	To eliminate impact of hedging accounting on comprehensive income.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

Effect of Restatement on Consolidated Statement of Operations – 2004
	2004			2004
	As
	Previously
	Reported	Adjustment	Note	As Restated
Sales, net	$284,130	$(23,011)	(1)	$261,119
Cost of sales	119,404	345	(2)	119,749
Gross profit	164,726	(23,356)		141,370
Operating expenses:
Research and development, net	41,943	13	(3)	41,956
Selling, marketing, general and administrative	123,299	166	(3)	123,465
Operating loss	(516)	(23,535)		(24,051)
Financial expenses, net	(6,417)	1,585	(4)	(4,832)
Income (loss) before income taxes	(6,933)	(21,950)		(28,883)
Income taxes	(16,991)	19,597	(5)	2,606
Minority interest in losses of a subsidiary	1,017	(1,017)	(6)	—
Net income (loss)	$11,075	$(42,564)		$(31,489)
Basic net income (loss) per ordinary share	$0.38	$(1.46)		$(1.08)
Diluted net income (loss) per ordinary share	$0.37	$(1.45)		$(1.08)
____________________

(1)	Effect of increase in accounts receivable reserve balances.

(2)	To record additional amortization expense for acquired intangible asset.

(3)	To record stock-based compensation expense.

(4)	To adjust financial expenses to reflect correction of error in accounting for hedging instruments.

(5)	To reduce income tax expense due to effect of restatement adjustment and valuation allowance on the U.S. deferred tax assets.

(6)	To record adjustment to minority interests due to restatement adjustments.

Effect of Restatement on Consolidated Statement of Cash flows – 2004
	Year ended December 31, 2004
	As
	Previously
	Reported	Adjustments	As Restated
Cash flows from operating activities:
Net income	$11,075	$(42,924)	$(31,849)
Cash flows from operating activities:	(1,810)	(186)	(1,624)
Cash flows from investing activities:	(127,872)	(13,300)	(141,172)

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

Effect of Restatement on Consolidated Statement of Income – 2003
	2003
	As
	Previously			2003
	Reported	Adjustments		As Restated
Sales, net	$315,458	$(37,372)	(1)	$278,086
Gross profit	213,004	(37,372)		175,632
Operating expenses:
Research and development, net	40,601	11	(2)	40,612
Selling, marketing, general and administrative	97,718	180	(2)	97,898
Operating income	74,685	(37,563)		37,122
Financial expenses, net	(1,722)	(1,026)	(3)	(2,748)
Income before income taxes	72,956	(38,589)		34,367
Income taxes	11,475	(7,385)	(4)	4,090
Minority interest in losses of a subsidiary	(326)	326	(5)	—
Net income	$61,155	$(30,878)		$30,277
Basic net income per ordinary share	$2.12	$(1.07)		$1.05
Diluted net income per ordinary share	$2.06	$(1.04)		$1.02
____________________

(1)	Effect of increase in chargeback reserve balance.

(2)	To record stock-based compensation expense.

(3)	To adjust financial expenses to reflect correction of error in accounting for hedging instrument.

(4)	To reduce income tax expense due to effect of restatement adjustment and valuation allowance on the U.S. deferred tax assets.

(5)	To record adjustment to minority interests due to restatement adjustments.

Effect of Restatement on Consolidated Statement of Cash flows – 2003
	Year ended December 31, 2003
	As
	Originally		As
	Reported	Adjustments	Restated
Net income	$61,155	$(30,878)	$30,277
Cash flows from operating activities:	5,257	83	5,340
Cash flows from financing activities:	127,653	(83)	127,570

d.	On January 14, 2003, Taro Pharmaceuticals North America, Inc., or TNA, entered into a license and option agreement with Medicis Pharmaceutical Corporation. According to this agreement, TNA exercised its option during 2004 and purchased from Medicis four branded prescription product lines for sale in the United States and Puerto Rico for an aggregate purchase price of $23,800. The main products purchased were Topicort® and Ovide®. These product lines are used primarily in dermatology and pediatrics. The purchase price was allocated to the product lines. Such product lines have a weighted average useful life of 15 years.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

e.	On March 21, 2003, the Company’s Irish subsidiary, Taro Pharmaceuticals Ireland Ltd., acquired, for an amount equal to $5,900, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased in connection with liquidation proceedings from the Official Liquidator appointed by the High Court of Ireland. Based on a valuation analysis, $2,350 was allocated to land, $1,950 was allocated to buildings with an average useful life of 30 years and $1,600 was allocated to infrastructure, machinery and equipment with an average useful life of eight years. The facility in Ireland is currently under construction and is not yet to subject to depreciation.

f.	On January 8, 2004, the Company’s U.S. subsidiary expanded its distribution capacity with the purchase of a modern, 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro acquired the facility for approximately $18,433. This facility is subject to depreciation on a straight line basis over a period of 40 years.

g.	In July 2004, Taro U.S.A. entered into a license agreement with Medicis for four product lines, including the Lustra® product line and two previously unmarketed products in the United States, Canada and Puerto Rico. The entire purchase price of $35,565 was treated as a product rights purchase. Therefore, the $35,565 was recorded on the balance sheet under the line item “other intangible assets and deferred charges, net.” The Company allocated $23,100 for the Lustra® product family. Lustra® and Lustra-AF® were marketed by Medicis for a number of years. One of the previously unmarketed products, from the Lustra® product family, was subsequently launched by Taro under the name Lustra-Ultra™. Taro allocated $12,400 for the second previously unmarketed product, which was subsequently launched by Taro under the name U-Kera™. These products are used for the treatment of skin disorders. This amount is being amortized over the estimated life of the products in accordance with SFAS 142 and is included in cost of goods sold. The acquisition was included in cash flows from investing activities, purchase of product rights, in the Company’s consolidated statement of cash flows. The products have a weighted average useful life of 14 years. As part of the agreement, the Company received $20,000 from Medicis, which the Company estimated was its returns exposure for these products, and with which the Company established a reserve, debiting cash and crediting accounts receivable reserve. The Company also agreed to accept expired returned goods in the future, even though the product returned may not have been sold by Taro. The reserve was established against the receivables anticipating that customers will deduct from their cash payments to the Company the price that they originally paid to Medicis for the goods being returned. This reserve is being utilized for the return exposure related to the acquired products. The balance in the reserve account as of December 31, 2005 was $14,700, which the Company believes will be adequate to cover the returns exposure over the next two years.

h.	In March 2005, the Company, through its subsidiaries, entered into multi-year agreements with Alterna- TCHP, LLC (“Alterna”) to license its over-the-counter ElixSure® and Kerasal® products in North America.

The term of the agreements include among other things, the license of rights to ElixSure® and Kerasal® products and an option to acquire the rights for additional consideration, multi-year manufacturing and supply arrangements and the sale of product inventory on-hand at the outset of the arrangement. At the time of signing the agreements, the Company received $10,000 and additional payments due over the term of the agreements. In addition, the Company receives payments from Alterna for ongoing manufacturing and supply of the products during the agreement term.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

The Company accounted for this transaction in accordance with EITF 00-21 “Revenue Arrangement with Multiple Deliverables” (“EITF 00-21”). The Company has concluded that the entire arrangement should be considered as one unit of accounting mainly because the Company could not establish fair value for all undelivered elements in the transaction. Accordingly, the total consideration is being recognized as revenue over the three year term of the arrangement. Revenue recognition is limited to cash received.

The Company determined that Alterna is a Variable Interest Entity (“VIE”) in accordance with FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities.” However, the Company has concluded that it is not the primary beneficiary of the VIE, therefore no consolidation measures have been applied.

In June 2006, the Company and Alterna signed an amendment to the above agreements. Pursuant to the terms of the amendment Alterna exercised its option to purchase the full rights to the products and settled all outstanding balances with the Company in consideration for a cash payment of $12,000. The Company will continue to manufacture and supply the products to Alterna.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

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

           Revenues and costs — at the exchange rates in effect as of the date of the transactions.

All exchange gains and losses resulting from the re-measurement mentioned above are reflected in the statement of income as financial income or expenses, as appropriate.

The dollar has been determined to be the functional currency for the Company and all subsidiaries except the Canadian, Irish and the U.K. subsidiaries, for which their respective local currencies are their functional currencies. The financial statements of the Canadian, Irish and the U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

at the balance sheet date. Amounts recorded in the statements of income have been translated using the average exchange rate prevailing during the year. The resulting translation adjustments are reported as a component of shareholders’ equity, under “Accumulated other comprehensive income (loss).”

     c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated in consolidation. Profits from inter-company sales not yet realized outside the Group have been eliminated in consolidation. A private corporation, Taro Development Corporation (“TDC”) owns 50% of the shares that have voting rights in Taro U.S.A.. In 1993, TDC has signed an agreement with the Company to assign its voting rights to the Company. TDC may terminate the agreement upon one year written notice. As of December 31, 2005 no such notice of termination has been provided.

     d. Cash and cash equivalents:

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

     f. Marketable Securities:

Marketable Securities at December 31, 2004 are comprised primarily of auction rate securities. The interest rate of auction rate securities resets monthly through an auction process and the Company may redeem the securities at face value at any such interest resetting date, although the maturity dates of such securities are beyond one year from the date of purchase. In accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company has classified its investments in auction rate securities as available for sale securities. As of December 31, 2004, marketable securities balance equals their fair value.

Available for sale securities are carried at market value with unrealized gain and losses, net of applicable taxes, reported as a separate component of accumulated other comprehensive income (loss). For unrealized gain and losses see also note 16. During 2005 the Company sold all of its auction rate securities.

     g. Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific balances, which, in the opinion of the Company’s management, are doubtful of collection. The allowance, in the opinion of the Company’s management, is sufficient to cover probable uncollectible balances.

     h. Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items, short-dated inventory or obsolescence. Cost is determined as follows:

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

Raw and packaging materials - average cost basis.

Finished goods and work in progress - average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes – average cost basis.

The amounts of inventory obsolescence recorded as cost of sales were $11,465, $8,303, and $5,687 for the years ended December 31, 2005, 2004 and 2003, respectively.

      i. Property, plant and equipment:

1.	Property, plant and equipment are stated at cost net of accumulated depreciation.

2.	Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

3.	Interest costs are capitalized in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (“SFAS 34”).

4.	Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, from the date the asset is ready for its intended use, at the following annual rates:

%
Buildings	2.5 - 4
Machinery and equipment	5 - 10 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated by the straight-line method over the shorter of their useful lives or the terms of the leases (5-10 years).

5.	The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the years 2005 and 2004, the Group capitalized $725 and $924 of software costs, respectively. Software costs are amortized by the straight-line method over their estimated useful life of three years.

      j. Goodwill:

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142 goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

In the first phase of impairment testing, goodwill attributable to our one reporting unit is tested for impairment by comparing the fair value of the reporting unit with the carrying value of the goodwill. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment tests during the fourth fiscal quarter of each year. As of December 31, 2005 and 2004, no impairment loss has been identified.

Changes in goodwill during the years ended December 31, 2005 and 2004 of $10 and $23, respectively, resulted from translation adjustment related to goodwill recorded in the Canadian subsidiary.

     k. Other intangible assets and deferred charges:

Acquired intangible assets and product rights are amortized over their useful life using a straight line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. These assets are amortized over a weighted average amortization period of 14 years.

Debt issuance costs in respect of long-term loans from institutional investors and bonds are deferred and amortized under the effective interest method over the term of the loans from institutional investors and bonds.

      l. Impairment of long-lived assets:

The Group’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005 and 2004, no material impairment losses have been identified.

    m. Revenue recognition:

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collection is probable. The Group maintains a provision for product returns and sales allowances in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists.” Provision for returns and other sales allowances are determined on the basis of past experience and are deducted from revenues.

Allowance for sales deductions and product returns: When the Company recognizes and records revenue from the sale of its pharmaceutical products, the Company, in the same financial reporting period, records an estimate of various future costs related to the sale. This has the effect of reducing the amount of reported product sales. These costs include the Company’s estimates of product returns, rebates, chargebacks and other sales deductions. Chargebacks result from price arrangements the Company has with end-user customers establishing contract prices which are typically lower than the wholesalers’

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

acquisition costs or invoice prices. When these customers buy the Company’s products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to the Company for the difference between the invoice price and the end-user contract price. Chargeback reserves are estimated using historical data, third party prescription data and current wholesaler inventory data.

See also Note 1h.

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

     p. Advertising expenses:

The Group expenses advertising costs as incurred. Advertising expenses were approximately $6,972, $30,955, and $22,309 for the years ended December 31, 2005, 2004 and 2003, respectively.

     q. Income taxes:

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax bases of assets and liabilities, and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2005, the Company has fully reserved for its deferred tax assets related to its Taro USA operations.

     r. Basic and diluted net income (loss) per share:

Basic net income (loss) per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share are calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share”.

The total weighted average number of options excluded from the calculations of diluted net earnings per share, as a result of their anti-dilutive effect, was 744,818, 1,390,813, and 32,998 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

The fair value for options granted in 2005, 2004 and 2003 is amortized over their vesting period on a straight line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2005	2004	2003
Dividend yield	0%	0%	0%
Expected volatility	60.0%	55.8%	52.0%
Risk-free interest	4.15%	3.50%	3.00%
Expected life of up to	6.9 years	5 years	5 years

In 2005, the fair value for the options granted under the Company’s 2000 Employee Stock Purchase Plan is amortized over their vesting period on a straight line basis and estimated at the date of the grant using a Black-Scholes options pricing model with the following weighted assumptions: 0% dividend yield, 36.1% volatility, 2.33% risk free weighted average interest rate and expected life of six months.

The following table illustrates the effect on net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,
	2005	2004	2003
		As Restated
Net income (loss)- as reported	$5,677	$(31,489)	$30,277
Add – stock-based compensation expense recorded in reported
net income (loss)	381	179	192
Less - total stock-based compensation expenses under fair
value method	14,608	3,784	1,519
Net income (loss) - pro-forma	$(8,550)	$(35,094)	$28,950
Earnings per share:
Basic net income (loss) per ordinary share - as reported	$0.19	$(1.08)	$1.05
Basic net income (loss) per ordinary share - pro forma	$(0.29)	$(1.21)	$1.00
Diluted net income (loss) per ordinary share - as reported	$0.19	$(1.08)	$1.02
Diluted net income (loss) per ordinary share – pro forma	$(0.29)	$(1.21)	$0.98

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

The Company applies SFAS 123 and Emerging Issue Task Force No. 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” with respect to options issued to non-employees. SFAS 123 requires the use of option valuation models to measure the fair value of the options granted.

     t. Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, restricted short-term bank deposits and trade receivables. Cash and cash equivalents and restricted short-term bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalent and restricted short-term bank deposits are financially sound and that low credit risk therefore exists with respect to these financial instruments.

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

The carrying amount of long term bank deposits approximate their fair value because such deposits bear market interest rates.

The carrying amounts of the Group’s borrowing arrangements under its short-term and long-term debt agreements approximate their fair value since the loans bear interest at rates that approximate the Group’s incremental borrowing rates for similar types of borrowing arrangements.

The fair value of currency swap contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.

     v. Accounting for derivatives:

SFAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, as

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged. At December 31, 2005, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change.

     w. Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs, an Amendment of ARB 43, Chapter 4” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets - An Amendment of Accounting Principles Board Opinion No. 29” (“SFAS 153”). SFAS 153 amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”). The amendments made by SFAS 153 eliminate the APB 29 exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. As applicable to the Company, the provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring as from the third quarter of 2005 and the provisions of this statement will also be applied prospectively. The Company does not expect the adoption of SFAS 153 to have a material effect on the Company’s financial statements or its results of operations.

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and amends FASB SFAS 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on the first interim period beginning after January 1, 2006.

SFAS 123(R) permits public companies to adopt its requirements using either the “modified prospective” or “modified retrospective” method. The Company elected to use the modified prospective method under which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25 intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma income and earnings per share in Note 2r above.

SFAS 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 states the SEC staff’s position regarding the application of SFAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. SAB 107 also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107 and believes that it will have an effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections,” a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20, previously required that most voluntary changes in accounting principles be recognized by including in net income, for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as, clarifying that beneficial interests in securitized financial assets are subject to SFAS 133. In addition, SFAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of this statement will not have a material effect on its financial condition or results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” “FIN 48”), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating whether the adoption of FIN 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement SFAS 157, ‘‘Fair Value Measurements.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

NOTE 3: — ACCOUNTS RECEIVABLE

     a. Trade:

	December 31,
	2005	2004
		As
		Restated
Open accounts	$59,746	$47,273
Notes and checks receivable	1,305	1,568
	61,051	48,841
Less - allowance for doubtful accounts	8,097	190
	$52,954	$48,651

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

     b. Other receivables and prepaid expenses:

	December 31,
	2005	2004
		As
		Restated
Employees	$120	$98
Office of the Chief Scientist	935	807
Government authorities	2,661	3,950
Derivative instruments	77	626
Deferred income taxes (Note 14)	3,273	2,646
Prepaid expenses	4,368	5,412
Advanced to suppliers	843	580
Other	588	138
	$12,865	$14,257

NOTE 4: — INVENTORIES

	December 31,
	2005	2004
Raw and packaging materials	$27,593	$31,467
Finished goods	39,263	48,321
Work in progress	8,060	5,483
Purchased products for commercial purposes	1,276	1,320
	$76,192	$86,591

As for pledges, see Note 11.

NOTE 5: — PROPERTY, PLANT AND EQUIPMENT

     a. Composition of assets grouped by major classifications are as follows:

	December 31,
	2005	2004
Cost:
Land	$15,121	$15,580
Leasehold land (1)	15,217	13,421
Buildings (1)	149,124	119,460
Leasehold improvements	3,055	3,009
Machinery and equipment	132,143	120,722
Computer equipment	33,732	29,124
Motor vehicles	341	341
Furniture, fixtures and office equipment	8,157	7,906
Advances for property and equipment	2,475	2,788
	359,365	312,351

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2004
Accumulated depreciation:
Buildings (1)	10,253	7,219
Leasehold improvements	2,875	2,191
Machinery and equipment	49,741	39,667
Computer equipment	22,863	17,953
Motor vehicles	259	212
Furniture, fixtures and office equipment	3,955	3,143
	$89,946	$70,385
Depreciated cost	$269,419	$241,966

Depreciation expenses were $19,029, $16,515 and $12,206, for the years ended December 31, 2005, 2004 and 2003, respectively.
____________________

(1)	Certain buildings (the depreciated balance of which as of December 31, 2005 was $57,256) were constructed on land leased from the Israel Land Administration pursuant to four leases. These leases expire between 2009 and 2049. The Company has the option to renew each lease for an additional term of 49 years.

b.	Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental cost such as payroll and related expenses and other internal cost incurred in order to bring the assets to their intended use, in the amount of $29,724 and $17,967 as of December 31, 2005 and 2004, respectively. Capitalized interest costs were $4,166, $2,418 and $1,180 for the years ended December 31, 2005, 2004 and 2003, respectively. Capitalized other costs, including software development costs, were $7,591, $7,006 and $3,809 for the years ended December 31, 2005, 2004 and 2003, respectively.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,109 and $3,384 as of December 31, 2005 and 2004, respectively.

d.	As of December 31, 2005, the Company has outstanding contractual commitments to expand its buildings and to purchase equipment in the amount of $1,542.

e.	As of December 31, 2005, $69,522 of the Company’s plant and equipment was under various stages of construction and validation, and therefore was not subject to depreciation.

f.	As for pledges – see Note 11.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

NOTE 6: — OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES

     a. Composition:

	December 31,
	2005	2004
		As
Cost:		Restated
Product rights	$68,724	$68,166
Deferred charges in respect of loans and bonds from institutional investors	1,182	1,327
Other deferred cost (1)	3,477	—
	73,383	69,493
Accumulated amortization:
Product rights	10,700	5,955
Deferred charges in respect of loans from institutional investors	885	711
Deferred inventory cost and other	1,125	—
	12,710	6,666
Amortized cost	$60,673	$62,827
____________________

(1)	As of December 31, 2005, $3,465 of deferred inventory costs were recorded as a result of the Alterna transaction (see Note 1h).

b.	Amortization expenses were $6,251, $3,452, and $2,199, for the years ended December 31, 2005, 2004 and 2003, respectively.

c.	As of December 31, 2005, the estimated amortization expenses of intangible assets for 2006 to 2010 is as follows: 2006 - $4,870; 2007 - $4,856; 2008 - $4,823; 2009 - $4,741; and 2010 - $4,737. The weighted average amortization period for these assets is 14 years.

NOTE 7: — LONG-TERM RECEIVABLES

	December 31,
	2005	2004
		As
		Restated
Severance pay fund (1)	$2,303	$1,897
Derivative instruments	1,585	3,791
Long-term deposit (2)	14,187	14,178
Other	1,452	373
	$19,527	$20,239
____________________

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

The Company’s non-Israeli subsidiaries maintain defined contribution retirement saving plans covering substantially all of their employees. Under the plans, contributions are based on specific percentage of pay and subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $956, $1,283 and $882 for the years 2005, 2004 and 2003, respectively.

	December 31,
	2005	2004	2003
Pension, retirement savings and severance expenses	$4,172	$4,239	$3,060

(2)	Long-term deposits in the amount of $14,000 consist of an interest bearing two year bank deposit at an annual weighted average rate of 2.19% as of December 31, 2005. The deposit is a collateral for loans to purchase fixed assets.

NOTE 8: — SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted
	average
	interest rate		Amount
	December 31,		December 31,
	2005	2004	2005	2004
Short-term bank credit and loans:	%
In, or linked to, U.S. dollars (1)	5.63	3.93	$88,359	$53,262
In NIS	9.75	5.23	25	6,410
In Canadian dollars	5.75	5.00	4,165	4,564
Other	—	6.00	—	725
			$92,549	$64,961
Total authorized credit lines			$102,214	$65,000
Unutilized credit lines approximate			$22,314	$39
Weighted average interest rates at the end of the year for all loans	5.64	4.16
____________________

(1)	Includes as of December 31, 2005, an amount of $17,433 reclassified as short-term debt, see Note 10(3) and 10(6).

There is a short-term deposit totaling $2,300 (consisting of an interest bearing bank deposit) at December 31, 2005 and 2004, which collateralizes a short-term loan in a like amount.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

In December 2005, Taro U.S.A. entered into a new $40,000 credit agreement with a certain bank. Under the terms of the agreement, $40,000 is available for borrowing at an interest rate of LIBOR plus 2.75%. At December 31, 2005, $18,100 was outstanding under this credit agreement. Because of existing covenant defaults, additional borrowings currently may not be made under this facility.

Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary, has available a demand revolving line of credit in the amount of $6,878. At December 31, 2005, $4,165 was outstanding under this credit facility. The facility is secured by a general security agreement over the Canadian subsidiary’s assets other than real property and certain other capital assets. In addition, the agreement provides the lending institution a second lien on real property and other capital assets in Canada.

In December 2004, the Company entered into a facility agreement with a bank in the amount of $10,000. This bank is one of the banks with which the Company entered into a letter agreement as described in Note 10(3) below.

See also Note 10.

NOTE 9: — ACCOUNTS PAYABLE - OTHER AND ACCRUED EXPENSES

	December 31,
	2005	2004
		As
		Restated
Employees and payroll accruals	$7,227	$9,501
Interest payable	1,352	1,226
Due to customers (1)	15,345	32,101
Suppliers of property, plant and equipment	2,458	2,948
Medicaid rebate	2,532	3,165
Legal and audit fees	1,538	200
Market development fees	500	—
Accrued expenses and other	7,426	8,216
Income taxes and reserve	4,103	6,600
	$42,481	$63,957
____________________

(1)	Amount due to customers over their outstanding balance as a result of chargebacks, rebates and returns.

NOTE 10: — LONG-TERM DEBT

     a. Composed as follows:

	December 31,
	2005	2004
Loans from institutional investors and bonds (1)	$12,290	$15,525
Loans from institutional investors and bonds (2)	103,306	112,226
Banks (3)	9,968	18,599
Bank loans collateralized by cash deposits (4)	18,000	18,000

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2004
Term loan from Canadian bank (5)	19,348	23,710
Mortgage for distribution facility in U.S. (6)	12,650	—
Mortgage for office facility in U.S. (6)	11,608	—
Obligations to other vendors (Note 1.g)	7,300	12,750
Other	190	553
	194,660	201,363
Less – current maturities	14,728	16,944
Less: long-term debt reclassified as short-term loans (3, 6)	17,983	—
	$161,949	$184,419

(1)	In 1999 and 2000, Taro Pharmaceutical Industries Ltd., or Taro, entered into a series of debenture and loan agreements in Israel, secured by a floating charge on substantially all of its property, assets and rights, for which Taro provided certain undertakings that, among other things, so long as the loan is outstanding, the ratio between long-term liabilities and shareholders’ equity shall not exceed 2 and the current ratio shall not be less than 1. Such ratios are to be based on Taro’s audited financial statements. As of December 31, 2005, Taro is in compliance with such ratios. In the event of default these debentures and loans are callable if such defaults are not remedied within the stated period provided by the agreements.

(2)	In 2003, Taro entered into two series of loan agreements, subsequently amended, with certain lenders and institutions in Israel, for which it provided certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, or Indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional Indebtedness as long as the ratio of EBITDA to total net interest expenses and current principal payable on long term Indebtedness is less than 2:1. The test is based on Taro’s audited financial statements, and it is performed on April 1 of each year with respect to the prior calendar year. In the first quarter of 2005, these loan agreements were amended such that this ratio was not checked on April 1, 2005 and the above referenced undertaking not to incur Indebtedness only came into effect on April 1, 2006, when this ratio was to be checked based on Taro’s audited financial statements for the year ended December 31, 2005. The Company failed to meet the required testing date of such ratio, for the year ended December 31, 2005, namely April 1, 2006. Subsequently, the Company performed the testing and based on the Company’s audited financial statements for the year ended December 31, 2005, Taro is in compliance with this ratio. The Company undertook, with two of the institutional investors, whose portion of the total loans was approximately $6,500, to perform a review of Taro’s compliance with this ratio on August 15, 2005, with respect to the 12-month period ended June 30, 2005. The review for these two institutions was performed and Taro was found to be in compliance with the covenants with respect to such period.

(3)	In 2004, in connection with the long and short term loans provided by four banks, the Company provided each such bank undertakings including provisions that it would: (i) not pledge any of its current or future assets without the prior written consent of such bank, provided that Taro is allowed to pledge any newly acquired assets to secure financing provided to acquire such assets and to pledge any fixed assets up to an aggregate of $20,000, which includes the pledges in favor of the lenders under the 1999 and 2000 debenture and loan agreements; (ii) not sell or transfer any

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

of the current or future assets of the Company (excluding current assets such as inventory) without the prior written consent of such lender, provided that the Company is allowed to sell any asset without consent of such lender if the sale proceeds do not exceed 5% of the total assets (based on the audited financial statements) less the current assets and goodwill (based on the audited financial statements); (iii) comply with certain financial covenants, one of which requires that the Company’s operating income will exceed 12% of sales, and another which requires that the Company maintain a ratio of debt to EBITDA not to exceed 3.5 over a rolling three year average, and (iv) comply with certain financial reporting requirements. As of December 31, 2005, the Company was not in compliance with the two financial covenants described. In 2005, these banks waived the breach of certain financial covenants for the year 2004 and modified certain covenants for the first three quarters of 2005. In 2005, these banks waived compliance with certain financial covenants for the year 2005, including the two described herein, and modified certain covenants for the first 3 quarters of 2006. All covenants were reinstated for the year ended December 31, 2006. Since the Company was not in compliance with certain covenants as described above and since the Company does not believe that it has been in compliance with certain of the financial covenants as of December 31, 2006, and since according to the provision of the agreements, the banks have the right to accelerate their obligations, the Company has reclassified the long- term portion of its long-term debt to these banks in the amount of $5,333, as short-term loans. Additionally, the financial reporting obligations required by such undertakings have not been met. The Company intends to seek waivers for all such non-compliance. These loans also contain cross-default provisions and can become callable upon defaults of covenants included in other loan agreements.

(4)	As of December 31, 2005, the Company has outstanding $18,000 in loans secured by cash collateral. There are no covenants associated with these loans. As of December 31, 2006, the Company repaid these loans.

(5)	During 2004, Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary, refinanced its mortgage payable and its plant expansion term loans with a new term loan. As of December 31, 2005, the outstanding balance was $19,348. The new term loan is collateralized by a first charge on the Canadian subsidiary’s land, building and certain manufacturing equipment, a floating charge covering all other assets, subject to prior floating charges indicated in Note 8 above, and a second lien on the buildings and land securing the mortgage loans described in Note 10(6) below. Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. have provided guarantees to the lender for the full amount of the loan.

(6)	In 2005, two of the Company’s U.S. subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility and distribution facility. The Company guaranteed these obligations. One of the mortgages in the amount of $11,608, as of December 31, 2005, is for a term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a debt service coverage ratio covenant of 1.85, which the Company has met. The other mortgage in the amount of $12,650, as of December 31, 2005, is for a term of 6 years, and bears interest at the rate of LIBOR plus 1.85%. The mortgage holder is one of the banks with which the Company entered into a letter agreement, with similar covenants, as described in (3) above. However, these mortgage agreements do not have cross-default features in the event of non-compliance with covenants of other loan agreements. Since the Company, with respect to the $12,650 mortgage, was not in compliance with certain covenants as described in (3) above and since the Company does not believe that it has been in compliance with certain of the financial covenants as of December 31, 2006, and because the lender currently has the right to accelerate its obligations, the Company has

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

classified this mortgage, in the amount of $12,650, as a short-term loan. The Company obtained a one year waiver from the bank and intends to seek additional waivers in the future for such non- compliance. The Canadian bank described in Note 10(5) above has a second security position in the facilities which are the subject of the mortgages.

     The undertakings described above also include financial reporting obligations that have not been met as a result of the delayed filing of the Company’s Annual Report on Form 20-F. As a result, loans, except the one described in Note 10(2) above, become callable after June 30, 2006. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach or other undertaking.

     In addition, the covenants and undertakings described above restrict the Company’s ability to incur additional debt. In addition, although the Company is current with respect to its payment obligations under its various loan agreements, it is not in compliance with certain covenants and other provisions contained in certain of its loan agreements. As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them. The Company intends to seek appropriate waivers for all such non-compliance; there can be no assurance, however, that such waivers will be granted. The financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Interest rate		Amount
	December 31,		December 31,
	2005	2004	2005	2004
	%
In, or linked to, U.S. dollar	5.12	4.16	$117,117	$115,753
In Canadian dollars	5.34	4.56	19,348	23,710
In Israeli currency – linked to CPI	6.26	6.37	58,195	61,900
			$194,660	$201,363
____________________

In addition to CPI-linked loans, as of December 31, 2005, loans in the amount of $59,910 are subject to variable interest rates primarily linked to the LIBOR and the Canadian Bankers’ Rate and the balance of the Company’s outstanding debt is subject to fixed interest rates.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

c.	The liabilities mature as follows:

December 31,
2005
2006	$14,728
2007 (1)	46,888
2008	28,833
2009	27,293
2010	26,103
Thereafter	50,815
$194,660
____________________

(1)	Including $18,000 secured by cash deposits as collateral.

For collateral, see Notes 7(2) and 11.

NOTE 11: — LIABILITIES COLLATERALIZED BY PLEDGES

     Balance of liabilities collateralized by pledges is as follows:

December 31,
2005
Short-term bank credit and short-term loans (1)	$41,996
Long-term debt (including current maturities) (2)	$56,652
____________________

(1)	Short-term bank credit and short-term loans primarily includes $20,400 of debt secured by current assets in Taro U.S.A. and a portion of the long-term debt that has been reclassified as short-term loans.

(2)	Long term debt includes $43,605 of mortgages secured by facilities in the USA and Canada, less the portion that was reclassified as short-term loans, including a first priority charge on all property, plant and equipment of the Canadian subsidiary, specifically including land, buildings, production machinery, furniture and fixtures, and a floating charge covering all assets of the Canadian subsidiary. A $12,000 deposit with a financial institution in the USA, and a long term debt amounting to $12,290 is secured by a floating charge on the Company’s facilities in Israel.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

NOTE 12: — COMMITMENTS AND CONTINGENT LIABILITIES

a.	Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2010. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December 31,
2005
2006	$3,631
2007	3,002
2008	2,063
2009	856
2010 and thereafter	599
$10,151

Total rent expenses were $3,173, $3,977, and $3,366 for the years ended December 31, 2005, 2004 and 2003, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3% to 5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, is in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the dollar. Commencing 1999, grants are subject to interest at a rate of Dollar LIBOR. As of December 31, 2005, the aggregate contingent liability to the OCS amounted to $9,995.

Royalty payments to the OCS were $325, $431 and $506 for the years ended December 31, 2005, 2004 and 2003, respectively.

c.	During 2004, purported securities class action complaints were filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York. The Company intends to vigorously defend against the claims in these actions and believes that it will not incur any material charge as a result of these actions. The complaints have been consolidated and a lead plaintiff and lead counsel have been appointed. To date, the Company had not been served with an amended complaint.

d.	A group of former Israeli soldiers, who allege that they contracted serious illnesses as result of their military service which included diving in the Kishon River near Haifa, filed a suit for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. In 2005, the Company and over 40 other municipalities, governmental entities (including the State of Israel), kibbutzim and companies, were named as third party defendants in this lawsuit. The proceedings are currently in a preliminary stage. In view of the large number of parties involved, the Company’s relatively small portion of wastewater, and the fact that the Company discharged wastewater into the municipal sewage treatment system and not directly into the Kishon River, the Company does not believe that its share of the damages, if any, will have a material adverse effect on its financial position.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

e.	In 2003, The Company and its Irish subsidiary entered into an agreement with a government agency in Ireland to receive grants for the development and provision of employment for a manufacturing facility in Ireland. The obligation to repay these grants terminates in 2008 and 2009, subject to the continued operation and control by the Company’s Irish subsidiary. The grants, or portions thereof, may be revoked if jobs related to the grants remain vacant for a period in excess of six calendar months. As of December 31, 2005 and 2004 the amount of grants received is $1,265 and $1,609, respectively, and it is included in other long-term liabilities.

NOTE 13: — SHAREHOLDERS’ EQUITY

a.	Pertinent rights and privileges of ordinary shares:

	1.	100% of the rights to profits are allocated to the ordinary shares.

	2.	100% of the dissolution rights are allocated to the ordinary shares.

	3.	Two-thirds of the voting power of the Company’s shares are allocated to the ordinary shares.

b.	Founders’ Shares:

One-third of the voting power of all of the Company’s shares is allocated to the founders’ shares.

c.	Stock option plans:

	1.	The Company’s 1991 Stock Incentive Plan provided for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options were granted for 100% of the fair market value on the date of grant. As of December 31, 2005, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2005, an aggregate of 142,649 options in respect of the 1991 plan were outstanding and no further options in the respect of the 1991 plan are available for future grants.

	2.	The Company’s 1999 Stock Incentive Plan (“1999 plan”) provide for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are substantially granted for 100% of the fair market value on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000. As of December 31, 2005, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2005, an aggregate of 1,353,754 options were in respect of 1999 plan were outstanding and 552,650 options in respect of the 1999 plan are still available for future grants. Any options that are canceled or forfeited before expiration become available for future grants.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

3.	During December 2005, the Company accelerated the vesting period of 1,052,030 options outstanding with a weighted average exercise price of $35.23, which was higher than the market price at the time of the acceleration, and with remaining vesting periods prior to acceleration from one to five years. The decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS 123(R) which will require the Company to treat all unvested stock options as compensation expenses effective January 1, 2006. The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expenses associated with these options in future periods. An additional reason for the acceleration of the vesting period was to make the options more attractive to the recipients.

4.	A summary of the Company’s stock option activity (except options to non-employees) and related information for the three years ended December 31, 2005 is as follows:

			Weighted
			average
	Number of	Exercise	exercise
	options	price	price
		$	$
Outstanding at January 1, 2003	1,229,589		14.72
Exercised	(192,167)	2.38- 39.03	7.28
Forfeited	(46,300)	2.49 - 46.28	22.29
Granted	295,750	30.30 - 71.15	45.59
Outstanding at December 31, 2003	1,286,872		23.10
Exercised	(155,045)	2.08 - 46.95	7.34
Forfeited	(180,250)	2.49 - 71.15	39.30
Granted	527,500	20.24 - 66.42	34.68
Outstanding at December 31, 2004	1,479,077	2.38 - 69.26	26.83
Exercised	(71,073)	2.38 – 22.61	6.72
Forfeited	(123,351)	5.16 – 60.26	33.49
Granted	205,750	13.81 – 34.08	28.38
Outstanding at December 31, 2005	1,490,403	2.38 – 69.26	27.45

The number of options exercisable as of December 31, 2005, 2004 and 2003 are 1,421,183, 468,293 and 466,561, respectively. The weighted average exercise prices for the options exercisable as of December 31, 2005, 2004 and 2003 are $28.13, $12.79 and $7.94, respectively.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

The stock options outstanding and exercisable as of December 31, 2005 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
		Weighted
	Outstanding	average	Weighted	Exercisable	Weighted
Range of	as of	remaining	average	as of	average
exercise	December 31,	contractual	exercise	December 31,	exercise
price	2005	life	price	2005	price
$		years	$		$
$2.38 – $10.00	185,173	3.16	$3.38	185,173	$3.38
$10.01 – $20.00	257,600	5.52	$12.81	188,380	$12.58
$20.01 – $30.00	355,400	8.48	$24.52	355,400	$24.52
$30.01 – $40.00	453,630	7.33	$33.32	453,630	$33.32
$40.01 – $69.26	238,600	7.88	$55.13	238,600	$55.13
	1,490,403	6.86	$27.45	1,421,183	$28.13

5.	The weighted average price and fair values for options granted were:

	Below market price			Equal to market price
	Year ended December 31,			Year ended December 31,
	2005	2004	2003	2005	2004	2003
Weighted average exercise price	$33.37	$29.12	$47.40	$28.38	$34.68	$45.59
Weighted average fair value on the date of grant	$19.61	$16.64	$28.32	$17.63	$17.68	$22.33

	5.	As of December 31, 2005, non-employees had a total of 6,000 stock options outstanding and exercisable with exercise prices range from $4.94 to $6.19.

e.	Dividends:

The Company may declare and pay dividends out of its retained earnings (as for restrictions on dividend distribution see Notes 10 and 14d).

f.	Net income (loss) per share:

	Year ended December 31, 2005			Year ended December 31, 2004			Year ended December 31, 2003
			Per						Per
	Net income	Shares	Share	Net (loss)	Shares	Per Share	Net income	Shares	Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount
				As Restated
Basic EPS:	$5,677	29,250,398	$0.19	$(31,489)	29,057,564	$(1.08)	$30,277	28,872,839	$1.05
Effect of dilutive securities:
Stock options	—	339,899	(—)	—	—	—	—	791,104	(0.03)
Diluted EPS:	$5,677	29,590,297	$0.19	$(31,489)	29,057,564	$(1.08)	$30,277	29,663,943	$1.02

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

g.	Stock repurchase:

To date, the Group acquired 265,884 ordinary shares of the Company for the aggregate amount of $1,387.

h.	2000 Employee Stock Purchase Plan:

In May 2000, the Company’s Board of Directors approved and implemented the 2000 Employee Stock Purchase Plan, which was approved at an Extraordinary General Meeting of Shareholders held on May 2, 2001. The purpose of the 2000 Employee Stock Purchase Plan is to provide employees of the Company and those of its subsidiaries designated by the Board with an opportunity to purchase ordinary shares. The maximum number of shares issuable under the 2000 Employee Stock Purchase Plan is 500,000 ordinary shares, subject to adjustment.

Under the terms of the 2000 Employee Stock Purchase Plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. Eligible employees can have up to 10% of their earnings withheld, up to a maximum of $25,000 annually. The funds in this account are applied at the end of such offering periods to purchase ordinary shares at a 15% discount from the closing price of the ordinary shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2005, participating employees purchased an aggregate of 180,657 newly issued ordinary shares at a weighted average exercise price of $24.65.

The amounts of consideration received therefrom for the years ended December 31, 2005, 2004 and 2003 were $1,422, $850 and $688, respectively.

NOTE 14: — INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.

b.	Tax rates applicable to the income of the Israeli companies in the Group:

	1.	The income of the Israeli companies (other than income from ‘‘approved enterprises,’’ see d. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment gradually reduces the corporate tax rate from 36% to 30%. The rates are as follows: 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

	2.	On July 25, 2005, the Israeli Parliament passed the second and third readings of the proposed Income Tax Ordinance Amendment (No. 147 and Ad Hoc Provision) Law, 2005 or the ‘‘2005 Amendment’’. The 2005 Amendment further reduces the corporate tax rates stipulated under the 2004 amendment, and provides for the gradual reduction, commencing from January 1, 2006. The rates are as follows: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. The abovementioned amendment has no material effect on the financial statements.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

	3.	Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. This amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated as prescribed by the amendment.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the Law. The main benefits arising from such status are tax exempt income for a period of 2-4 years and reduction in tax rates on income derived from Approved Enterprises for the remaining benefit period. The Company is also a “foreign investors’ company”, as defined by the Law and, as such, is entitled to a 10 or 15 year period of benefits, based on the level of investment, and to a reduction in tax rates to 10% - 25% (based on the percentage of foreign ownership in each tax year) and to accelerated depreciation in respect of machinery and equipment.

The period of tax benefits, described above, is subject to a limit of 12 years from commencement of production or 14 years from the date of receiving the Approved Enterprise status, whichever occurs earlier.

The Company has four “Approved Enterprise” plans. Under the first approval, the undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years from 2001, and the Company will be eligible for a reduced tax rate of between 10% to 25% for an additional two years. Under the second approval, the undistributed income derived from another Approved Enterprise was exempt from corporate tax for a period of two years from 2001 and the Company will be eligible for a reduced tax rate of 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years. Under the third approval (benefit period starting 2003), the undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan. The Company will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional 13 years thereafter. Under the fourth approval (benefit period most likely to be implemented during 2006), the undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan and the Company will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years thereafter.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is meeting all of the aforementioned requirements.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

The income subject to reduced tax rates, attributable to the Approved Enterprises, can not be distributed to shareholders without subjecting the Company to additional taxes. As of December 31, 2005, retained earnings included approximately $139,154 of reduced tax rates on profits earned by the Company’s Approved Enterprises. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprises.

If the retained income subject to reduced tax rates is distributed, it will be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently 10%), and an additional income tax liability would be incurred of approximately $44,354 as of December 31, 2005.

Income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 34%. See Note 14b.

On April 1, 2005, an amendment to the Investment Law came into effect (‘‘the Amendment’’) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provisions of the new law.

e.	On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Ordinance Amendment”) was approved by the Israeli Parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

The material consequences of the Ordinance Amendment applicable to the Company include, among other things, imposing a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, certain modifications in the qualified taxation tracks of employee stock options and the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence. Since the Company benefits from lower tax rates of an “Approved Enterprise,” such credits are immaterial to its results of operations.

f.	Income (loss) before income taxes comprises the following:

	Year ended December 31,
	2005	2004	2003
		As Restated
Domestic (Israel)	$11,116	$6,087	$52,146
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	(3,822)	(34,970)	(17,779)
	$7,294	$(28,883)	$34,367

g.	The provision for income taxes comprises the following:

	Year ended December 31,
	2005	2004	2003
		As Restated
Current taxes	$2,238	$2,505	$3,455
Deferred income taxes	(621)	101	635
	$1,617	$2,606	$4,090

Domestic	$1,852	$1,743	$3,884
Foreign	(235)	863	206
	$1,617	$2,606	$4,090

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

	Year ended December 31,
	2005	2004	2003
		As Restated
Income (loss) before income taxes	$7294	$(28,883)	$34,367
Statutory tax rate	34%	35%	36%
Theoretical tax expenses	$2,480	$(10,109)	$12,372
Deferred tax in respect of losses for which valuation
allowance was provided	5,460	20,571	7,149
Tax in respect to prior years	(738)	—	—
“Approved Enterprise” benefit (1)	(2,496)	(10,537)	(14,616)
Effect of different tax rates in other countries	(1,646)	(1,257)	3,423
Non-deductible expenses	835	1,640	(547)
Canadian tax benefits in respect of research and
development expenses	(1,850)	(2,900)	(2,369)

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2005	2004	2003
		As Restated
Utilization on NOL	—	(33)	(37)
Other	(428)	5,231	(1,285)
Income taxes in the statements of income	$1,617	$2,606	$4,090
____________________

(1)	Earnings per share amounts of the tax benefit resulting from the income exemption:

Basic	$0.09	$0.36	$0.51
Diluted	$0.08	$0.36	$0.49

i.	Current taxes are calculated at the following rates:

	2005	2004	2003
		As Restated
On Israeli operations (not including “Approved Enterprise”)	34%	35%	36%
On U.S. operations *)	36.0%	37.8%	37.8%
On Canadian operations *)	33.8%	33.8%	33.8%
On U.K. operations *)	35%	35%	35%
On Ireland operations *)	10%	10%	10%
____________________

*)	The U.S., U.K. and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits, thereby reducing its effective tax rate.

	j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and of carryforward losses.

	December 31,
	2005	2004
		As Restated
Deferred tax assets:
Net operating losses carryforward	$37,948	$41,980
Inventory	3,900	2,945
Research and development expenses	905	1,204
Pre-paid tax on inter-company interest expenses	4,358	2,774
Allowance for sale returns	2,407	1,301
Deferred revenue	580	376
Fixed assets	(880)	(1,475)
Accrued expenses	968	694
Other, net	285	338

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2004
		As Restated
Total deferred tax assets	50,471	50,137
Valuation allowance for deferred tax assets	(46,736)	(46,858)
Net deferred tax assets	3,735	3,279
Deferred tax liabilities:
Property, plant, and equipment	(4,507)	(4,275)
Other, net	(474)	(692)
Total deferred tax liabilities	(4,981)	(4,967)
Net deferred tax assets	$(1,246)	$(1,688)
Domestic	$746	$1,151
Foreign	(1,992)	(2,839)
	$(1,246)	$(1,688)

       The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2005	2004
		As Restated
Among current assets (“other accounts receivable and prepaid expenses”)	$3,273	$2,646
Long-term deferred income tax assets	462	633
Among long-term liabilities	(4,981)	(4,967)
	$(1,246)	$(1,688)

k.	Carryforward tax losses:

	1.	The Company:

As of December 31, 2005, the Company had no carryforward tax losses.

	2.	Israeli subsidiaries:

As of December 31, 2005, the Israeli subsidiaries have carryforward tax losses in the amount of $785, linked to the Israeli CPI and which may be carried forward and offset against taxable income for an indefinite period in the future.

	3.	Canadian subsidiary:

As of December 31, 2005, this subsidiary has no carryforward tax losses.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

	4.	U.K. subsidiary:

As of December 31, 2005, this subsidiary has carryforward tax losses in the amount of $8,736, which may be carried forward and offset against taxable income for an indefinite period in the future.

	5.	Irish subsidiary:
As of December 31, 2005, this subsidiary has carryforward tax losses of $15,570. In order for this subsidiary to obtain a full benefit from these losses, it must commence commercial operations within three years after incurring these losses.

	6.	U.S. subsidiary:

As of December 31, 2005, this subsidiary has carryforward tax losses in the amount of $100,567 resulting from prior years U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares. These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 through 2024.

l.	During 2002, 84.4% of the shares conferring rights to profits of the U.S. subsidiary were transferred, in the form of a dividend, to the Company from Taro Pharmaceuticals North America, Inc. pursuant to section 104 (c) of the Israeli Income Tax Ordinance. According to a tax ruling received from the Israeli Income Tax Commission, in the event that the U.S. subsidiary pays a dividend to its shareholders, a portion equal to the ratio of $5,200 out of total retained earnings, at the distribution date, will not be entitled to tax benefits under the tax treaty between Israel and the United States.

The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expenses for the Company.

m.	Deferred taxes for income taxes and foreign withholding taxes were not provided for on a cumulative total of $54,305 of the undistributed earnings of Taro Canada subsidiary. The Company intends to invest these earnings indefinitely in Taro Canada operations.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

NOTE 15: — SELECTED STATEMENTS OF INCOME DATA

		Year ended December 31,
		2005	2004	2003
			As Restated
a.	Sales by location of customers (1) (2) (3):
	Israel	$15,271	$14,587	$13,468
	Canada	26,458	18,353	15,603
	U.S.A	252,011	224,754	245,825
	Other	4,003	3,425	3,190
		$297,743	$261,119	$278,086
	(1) Including commercial activities	$5,494	$4,654	$3,983
	(2) Including sales to customer A	$33,385	$25,731	$16,415
	Including sales to customer B	$19,091	$10,971	$12,281
	(3) Sales to customer A as a percentage of total sales	11%	9%	6%
	Sales to customer B as a percentage of total sales	6%	4%	4%
b.	Research and development expenses, net:
	Total expenses	$46,326	$43,356	$42,490
	Less — grants and participations	559	1,400	1,878
		$45,767	$41,956	$40,612
c.	Selling, marketing, general and administrative expenses:
	Selling and marketing	$41,811	$37,918	$30,149
	Advertising	6,972	30,955	22,309
	General and administrative *)	59,316	54,592	45,440
		$108,099	$123,465	$97,898
	*) Including allowance for doubtful accounts	$7,918	$83	$52
d.	Financial expenses, net *):
	Interest and exchange differences on long-term liabilities	$6,284	$5,036	$3,746
	Income in respect of deposits	(2,149)	(1,770)	(1,469)
	Expenses in respect of short-term credit	3,285	1,883	1,245
	Foreign currency translation losses (gains)	473	(317)	(774)
		$7,893	$4,832	$2,748
	*) Net of interest capitalized in cost of property, plant and
	equipment	$4,166	$2,418	$1,180

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

NOTE 16: — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

		Unrealized
		gain on
		available-for-
	Foreign currency	sale
	Translation	marketable
	Adjustments	securities	Total
Balance at January 1, 2003	$(2,404)	$47	$(2357)
Foreign currency translation adjustments	9,501	—	9,501
Balance at January 1, 2004	$7,097	$47	$7,144
Foreign currency translation adjustments	6,075	—	6,075
Unrealized gain from available for sale marketable securities*	—	27	27
Unrealized loss from hedging derivatives	—	—	—
Balance at December 31, 2004	13,172	74	13,246
Foreign currency translation adjustments	(1,490)	—	(1,490)
Unrealized gain from hedging derivatives	—	55	55
Unrealized gain from available for sale marketable securities*	—	—	—
Balance at December 31, 2005	$11,682	$129	$11,811
____________________

*	Total available for sales marketable securities amounted to $220 and $123 as of December 31, 2005 and 2004 respectively, and are reported as part of long-term assets.

NOTE 17: — SEGMENT INFORMATION

a.	Geographic Area Information

The Group operates in one industry segment. The following geographic data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure About Segments of an Enterprise and Related Information.” SFAS 131, paragraph 38, “Information about Geographic Areas” is as follows:

	Israel	Canada*)	U.S.A.	Other	Consolidated
Year ended December 31, 2005 and as of
December 31, 2005:
Sales to unaffiliated customers **)	$15,271	$26,458	$252,011	$4,003	$297,743
Long-lived assets	$143,951	$78,553	$83,123	$31,400	$337,027
Year ended December 31, 2004 and as of
December 31, 2004:
Sales to unaffiliated customers**)	$14,587	$18,353	$224,754	$3,425	$261,119
Long-lived assets	$133,176	$81,626	$74,472	$27,137	$316,411
Year ended December 31, 2003 and as of
December 31, 2003:
Sales to unaffiliated customers**)	$13,468	$15,603	$245,825	$3,190	$278,086
Long-lived assets	$110,027	$73,982	$20,497	$15,122	$219,628
____________________

*)	Includes operations in both Canada and Cayman Islands.

**)	Based on customer’s location.

Notes to consolidated financial statements (continued)
U.S. dollars in thousands (except share and per share data)

b.	Sales by therapeutic category, as a percentage of total sales for the year ended December 31, 2005:

Category	2005	2004	2003
		%
Dermatological and topical	69	68	67
Cardiovascular	15	13	15
Anti-inflammatory	9	9	9
Neuropsychiatric	5	6	6
Other	2	4	3
Total	100%	100%	100%

NOTE 18: — SUBSEQUENT EVENTS

a.	During June 2006, the Company completed the divestiture of Kerasal® and ElixSure®. See Note 1h.

b.	During July 2006, the Company received a Staff Determination from the Listing Qualifications Department of The Nasdaq Stock Market stating that because Nasdaq had not received the Company’s 2005 Annual Report on Form 20-F as required by Nasdaq Marketplace Rules, the Company’s ordinary shares were subject to delisting from The Nasdaq Global Select Market. Since the Company failed to file its 2005 Annual Report on Form 20-F, on December 13, 2006, its ordinary shares were delisted from The Nasdaq Global Select Market. Following delisting, the Company’s ordinary shares are now quoted on the Pink Sheets under the symbol TAROF.

c.	In 2007, the Company entered into an agreement to sell a parking lot adjacent to its Irish facility for approximately $4.2 million. The net proceeds in the approximate amount of $3.4 million will be used to reduce debt and for general corporate purposes.

d.	In 2007, the Company entered into an agreement to sell a warehouse building in Canada for approximately $5.6 million. The net proceeds in the approximate amount of $5.0 million will be used to reduce debt and for general corporate purposes.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Inventory Obsolescence

		Additions —
	Balance at	Charged to	Deductions —
	beginning of	costs and	Write-offs of	Balance at end of
Year	period	expenses	Inventory	period
2005	$5,628	$11,465	$10,437	$6,656
2004	3,686	8,303	6,361	5,628
2003	1,504	5,687	3,505	3,686

Allowance for Doubtful Accounts

		Additions —
	Balance at	Charged to
	beginning of	costs and	Deductions —	Balance at end of
Year	period	expenses	Bad-Debt	period
2005	$190	$7,918	$11	$8,097
2004	141	83	34	190
2003	112	51	22	141

S-1

EXHIBIT INDEX

Exhibit No.		Description
1.1		Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2		Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)

2.1		Form of ordinary share certificate (1)

4.1		Taro Vit Industries Limited 1991 Stock Incentive Plan (3)

4.2		Taro Pharmaceutical Industries Ltd. 2000 Employee Stock Purchase Plan (4)

4.3		Taro Pharmaceutical Industries 1999 Stock Incentive Plan (5)

4.4		Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan

4.5		Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan

8		List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1		Certification of the Senior Vice President & General Manager pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2		Certification of the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13		Certification of the Senior Vice President & General Manager and Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a)	.1	Consent of Kost Forer Gabbay & Kasierer (A member of Ernst & Young Global)

15(a)	.2	Debenture and Loan Agreement dated December 19, 2000 (6)

15(a)	.3	Loan agreements Dated May 20, 2003 and November 27, 2003 (7)
____________________

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.