Form 20-F
period 2006-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2010-04-13
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to ___

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  _____________

Commission file number 0-22286

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive offices)

Ron Kolker
Senior Vice President, Chief Financial Officer
Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
3 Skyline Drive
Hawthorne, NY 10532
Tel: 914-345-9000
Fax: 914-345-6169
Email: Ron.Kolker@taro.com

(Name, telephone, email and/or facsimile number and address of Company contact person)

i

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

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

29,358,265 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were issued and outstanding as of December 31, 2006

39,249,082 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were issued and outstanding as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes   ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes   ☑ No

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
☐ Yes   ☑ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

                                                                                         ☐ Large Accelerated Filer  ☑ Accelerated Filer   ☐ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17   ☑ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☑ No

INTRODUCTION

We develop, manufacture and market prescription and over-the-counter (“OTC”) pharmaceutical products, primarily in the United States, Canada and Israel. We also develop and manufacture active pharmaceutical ingredients (“APIs”), primarily for use in our finished dosage form products. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the United States. Our ordinary shares are currently quoted on Pink Sheets Electronic Quotation Service (the “Pink Sheets”), under the symbol “TAROF.”

As used in this Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its affiliates and subsidiaries, unless otherwise indicated.

This 2006 Annual Report is being filed in respect of the year ended December 31, 2006, and contains the audited consolidated financial statements for the year then ended.  The Company is in process of preparing its consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, and expects to file its Annual Report on Form 20-F in respect of each such year in due course.  To disclose information of the latest practicable date and to provide material information to shareholders, this 2006 Annual Report discloses events and other information occurring after the fiscal year ended December 31, 2006.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2006 Annual Report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D — Key Information: Risk Factors” and elsewhere in this Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2006 Annual Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2006 Annual Report may not total correctly due to rounding of numbers.  References to a particular fiscal year are to the period ended December 31 of such year.

As further discussed in “Summary of Recent Developments” and Item 5 – “Operating and Financial Review and Prospects – Recent Developments,” consolidated financial statements of prior years have been restated.  In particular, on March 20, 2007, in connection with filing the Company’s Form 20-F for the year ended December 31, 2005, we restated our originally reported consolidated financial statements for 2004 and 2003.  In this filing, we are restating our previously reported consolidated financial statements for 2005 and 2004.  All amounts referenced in this 2006 Annual Report for 2005 and 2004 reflect the relevant amounts on a currently restated basis.

With respect to selected financial data included in Item 3 of this Annual Report and other information covering the five most recent financial years, we are not able to provide the restated financial data for the earliest two years of the five-year period (2003 and 2002) without unreasonable effort and expense.  Therefore, we were not able to include the selected financial data for those two years.

All references in this 2006 Annual Report to “dollars,” or “$,” are to United States dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The published(1) representative exchange rate between the NIS and the dollar for December 31, 2009, was NIS 3.78 per $1.00. The published (2) representative exchange rate between the Canadian dollar and the dollar for December 31, 2009, was $1.05 Canadian dollar per $1.00.  No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.
____________________
(1) As published by The Bank of Israel.
(2) As published by The Bank of Canada.

v

PART I

SUMMARY OF CERTAIN RECENT DEVELOPMENTS

Restatement of Certain Financial Statements

During the preparation of the Company’s 2006 financial statements, Management identified certain errors, primarily during an internal review of the Company’s policies for estimating certain accounts receivable reserves and sales deductions including product returns, chargebacks, rebates and other sales deductions.

As a result, the Company has restated its consolidated balance sheet as of December 31, 2005 and consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2005 and 2004, and the accumulated deficit as of January 1, 2004.  The adjustments relate primarily to:

●	Estimates for certain accounts receivable reserves, sales deductions and other revenue recognition policies

●	Inventory

●	Other errors

The following table summarizes the overall impact of the restatement adjustments (in thousands of U.S. dollars).

	Year ended December 31,
	2005	2004
(Decrease) Increase as a result of restatement adjustment to:
Sales, net	$(9,120)	$9,869

Net (loss)	$(5,593)	$(5,998)

Shareholders' equity	$(108,796)	$(102,985)

Adjustment to accumulated deficit at January 1, 2004		$(96,230)

Correction of errors in estimates for certain accounts receivable reserves, sales deductions and other revenue recognition errors primarily related to:

Product returns

The Company’s historical product returns reserve was based on a methodology that did not fully consider all available information in determining the amount of inventory in its distribution channel and the significant increase in the level of returns that occurred at, or around, a product’s expiration date.  The Company’s agreements with its customers generally allow for customers to return unsold inventory within three to six months prior to product expiry and up to one year following product expiry.  Because the Company’s historical returns methodology did not fully consider the levels of inventory in its distribution channel as well as the increase in returns around product expiry, and thus did not fully consider the period between sale and potential return (i.e., lag period), the Company had erroneously estimated its reserve for product returns at December 31, 2005, 2004 and 2003.  This resulted in adjustments to reserves and related revenues for the periods presented in its previously issued consolidated financial statements, while understating revenue for the periods in which returns were actually received.  The Company’s revised product returns reserve methodology considers the average lag period between sales and product expiry, historical product returns experience, and specific return exposures to estimate the potential exposure for returns of inventory in the distribution channel at the end of each period.  The Company is presenting return reserves within current liabilities; return reserves were previously included in trade accounts receivable.

Chargebacks, Rebates and Other Sales Deductions

The Company’s historical chargeback reserve methodology did not appropriately consider processing time lags for outstanding chargeback claims and chargeback exposure for inventory at wholesalers.  The Company also determined that its rebate and other deductions reserves, including indirect and Medicaid rebates, did not capture the portion of the provision associated with product inventory in the distribution channel and did not consider processing time lags for outstanding rebates and other deductions related to customers who purchase products indirectly through wholesalers.  As a result, the Company did not consistently record the provision at the time of the sale.  The processing time lag refers to the period of time between when inventory in the distribution channel is sold by the wholesaler and when the information is received and processed by the Company.  Inventory in the distribution channel represents the Company’s product sold to the Company’s customers but not yet sold through to third-parties.

The Company’s revised chargeback and rebate methodologies are designed to appropriately consider (1) the processing time lag associated with chargebacks, rebates and other sale deduction credits, and (2) future chargebacks, rebates and other sales deductions associated with product inventory in the distribution channel at period end.

Other Customer Receivables

During 2003, certain customers took deductions on payments due to Taro to which the Company believed, at the time, that the customers were not entitled; however, a full reserve was recorded. During 2004, a portion of the reserve was deemed to be unnecessary and was reversed in error. As part of the restatement, the Company has corrected the accounting treatment for the receivables in 2003 and has adjusted the reserves that were erroneously recorded in 2005.

Sales Cutoff

The Company recorded adjustments to correct errors due to improper sales cutoff at December 31, 2005, 2004 and 2003.  These errors resulted from the Company improperly recognizing revenue on product shipments with “FOB destination point” terms that did not reach the respective customer prior to year-end.  These adjustments corrected revenues, cost of sales, accounts receivable and inventory.  The shipments that were received by customers in the subsequent year were recognized in that year.

Reclassification of Sales & Marketing Incentives

The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company’s products. Historically, the Company provided its customers with accounts receivable credits for the costs associated with these programs and expensed them as selling, general and administrative expenses. However, under Emerging Issues Task Force Issue (“EITF”) 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product),” these types of arrangements are considered to be reductions of revenue unless the customer receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer’s purchase of the products and the fair value of the benefits can be reasonably estimated.  As the Company was not able to demonstrate the fair value of the benefits received, these items have been reclassified as a reduction of revenue rather than selling, general and administrative expenses.

Correction of errors in accounting for inventory:

Valuation

The Company primarily maintains inventories for raw materials, work in process, and finished goods. The adjustments of inventory and cost of goods sold mainly relate to errors in the assessment of inventory valuation.  Inventory valuation adjustments primarily resulted from the Company’s determination that excess inventory existed because estimated future sales demand for certain products was less than the inventory on hand at the end of each reporting period, and that short-dated inventory was not adequately reserved for.  Additionally, due to the errors identified in the accounts receivable and returns reserves, which impacted the computation of the Company’s net selling prices, the Company reassessed its lower of cost or market analyses which resulted in decreases to inventory valuation.  The Company also corrected certain manufacturing cost variances and valuation, classification of samples intended for distribution to physicians and errors in the classification of certain inventories intended for research and development activities.

Reclassification of Freight and Distribution

The Company incurs distribution costs related to the sale of its pharmaceutical products. These distribution costs include all costs to warehouse, pack and deliver inventory to customers.  The Company has reclassified the portion of shipping and handling costs from cost of sales and inventory to selling and marketing expenses.

Other Adjustments:

The restatement also includes correction of (i) errors in classifications in 2005 related to certain portions of a bank loan that should have been considered a short-term loan as a result of cross-default provisions, (ii) errors in the classification of certain payables, (iii) tax provision, mainly the tax effect as a result of the above adjustments, and (iv) the classification of the lease agreement with the Israel Land Authority, for leased land, which the Company determined does not meet the criteria to be classified as a capital lease and therefore it should have been accounted for as an operating lease under the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases” (“SFAS 13”).  The prepaid costs associated with the land leased in Israel have been reclassified to long-term receivables and other assets in the consolidated balance sheets.

For further information on the restatement, including a description of the errors, see Note 2 to our consolidated financial statements included elsewhere in this 2006 Annual Report.

Terminated Merger Agreement and Subsequent Litigation with Sun

On May 28, 2008, the Company terminated the merger agreement dated May 18, 2007, among the Company, Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun Pharmaceutical Industries Ltd. (together with its affiliates “Sun”) (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) and Aditya Acquisition Company Ltd. (“Aditya”) (the “Merger Agreement”).  The proposed merger was subject to a number of terms and conditions, including the approval by our shareholders, certain Israeli governmental authorities and the U.S. Federal Trade Commission (the “FTC”).  After it became clear that the merger would not be approved by the shareholders at the proposed price of $7.75 per share, Sun offered, in early 2008, to raise the merger price to $10.25, subject to certain conditions.  The Company’s board of directors (the “Board” or “Board of Directors”) and its advisors evaluated Sun’s offer and found that it was inadequate.  On May 27, 2008, the Board determined that permitting the Merger Agreement to remain in force was no longer in the best interests of the Company’s shareholders.  On May 28, 2008, the Company announced it had terminated the Merger Agreement in accordance with its terms.  That same day, Taro and its directors (other than the members of the Levitt and Moros families, who are comprised of Dr. Barrie Levitt, Ms. Tal Levitt and Dr. Daniel Moros (the “Non-Executive Directors”)), filed an originating motion against Sun, Alkaloida and Aditya with the Tel-Aviv District Court (the “District Court”) seeking, among other things, a declaratory ruling and a permanent injunction prohibiting Sun, Alkaloida and Aditya from purchasing or offering to purchase additional ordinary shares that would result in an increase in Sun’s voting power to more than 45% of the total voting power of the Company, other than by means of a special tender offer (“Special Tender Offer”) in accordance with provision 328 of the Israeli Companies Law – 1999 (the “Israeli Companies Law”). The “special tender offer” rules under Israeli law provide certain protections for minority shareholders.  An additional shareholder in the Company, Franklin Advisers, Inc. and Templeton Asset Management Ltd. (together “Templeton”), joined as an applicant to the proceeding, also arguing that a Special Tender Offer is required.

Sun thereafter claimed that the Company was not entitled to terminate the Merger Agreement and on June 25, 2008, Sun gave notice that it was exercising its option under the option agreement entered into by Sun on May 18, 2007, with Dr. Barrie Levitt, Dr. Daniel Moros, Ms. Tal Levitt, Dr. Jacob Levitt and Taro Development Corporation (“TDC”) (the “Option Agreement”).  Pursuant to the Option Agreement, Sun was granted the option to acquire certain ordinary shares owned by Dr. Barrie Levitt, Dr. Moros, Ms. Levitt, and TDC for $7.75 per share, as well as all of the founders’ shares for no consideration (the “Options”).  A condition to the exercise of the Options required Sun to commence a tender offer to purchase any and all ordinary shares owned by all other shareholders for $7.75 per share, while Sun is not permitted to consummate the transactions contemplated by the Options until such tender offer expires.

On June 30, 2008, Sun commenced a tender offer for all ordinary shares at a price of $7.75 (the “Sun Offer”).  After careful review of the Sun Offer, the Board (with Dr. Levitt, Dr. Moros and Ms. Levitt not voting) unanimously resolved to recommend that the shareholders reject the Sun Offer, because the Sun Offer was, among other things, financially inadequate and a “sham” offer because the Board believed that Sun knew that it would not be accepted by the shareholders.  More information on the Board’s recommendation to the shareholders may be found on the Company’s Schedule 14D-9, as amended, which was filed with the Securities and Exchange Commission (“SEC”) as required by law.

On August 26, 2008, the District Court ruled that a Special Tender Offer is not required. On August 28, 2008, the Company and its Non-Executive Directors filed an appeal with the Supreme Court of the State of Israel (the “Israeli Supreme Court”), and also requested a temporary injunction prohibiting Sun from closing or proceeding with the Sun Offer. On September 1, 2008, the Israeli Supreme Court granted a temporary injunction, ordering that, “The respondents 1-3 [i.e., Sun, Alkaloida and Aditya] must refrain from taking any action to further their tender offer for the purchase of the Appellant Company’s [i.e., Taro] shares, and the current situation in the Company will be preserved, until a decision on the appeal itself is issued.”

On January 26, 2009, at the Israeli Supreme Court's suggestion, the Company, Sun and Templeton agreed to participate in mediation.  In addition, though not parties to the appeal, Dr. Barrie Levitt, Dr. Daniel Moros and Ms. Tal Levitt also participated in the mediation.  The parties disagreed as to whether an agreement was reached, and on March 30, 2009, Sun reported to the Israeli Supreme Court that no final mediation agreement was reached.  The appeal is pending before the Israeli Supreme Court while a decision is awaited.

On June 25, 2008, Sun filed a lawsuit in the New York State Supreme Court (the “New York Court”) against, among others, the Company and all of its directors.  The lawsuit, among other things, asserts fraud claims against the Company and its directors, asks the Court to order the Levitt and Moros families to honor their promises under the Option Agreement, and asks for an order declaring that the Merger Agreement was not properly terminated.  The lawsuit is currently pending in the New York Court.

On May 14, 2009, Sun and Alkaloida brought a lawsuit against the Company and its directors in the District Court.  The plaintiffs requested the District Court to order the Company and the Directors to prepare, complete and submit to the authorities and present to the general meeting of the shareholders audited financial statements for the years 2006 and thereafter within 45 days of judgment. Although the suit contained other requests for relief, the District Court struck the remainder of the claims in a decision issued on December 29, 2009.  The motion as it relates to the issuance of audited financial statements is pending before the District Court.

On September 29, 2009, the Company filed a lawsuit against Sun and certain of its affiliates in the United States District Court for the Southern District of New York alleging violations of the federal securities laws for failing to disclose material information in the Sun Offer.  The lawsuit also alleged unlawful use and improper disclosure of the Company’s proprietary and confidential business information in violation of a non-disclosure agreement between Sun and the Company prior to the time the Merger Agreement was signed.  Taro seeks, among other things, to enjoin the Sun Offer pending corrective disclosure as well as damages and injunctive relief.

On November 1, 2009, Taro and the Non-Executive Directors filed a motion to submit new evidence to the Israeli Supreme Court in the framework of the appeal on the District Court’s ruling that a Special Tender Offer is not required. On November 12, 2009, Sun, Alkaloida and Aditya filed their response to this motion to submit new evidence. The said motion to submit new evidence is pending.

On November 25, 2009, Templeton filed with the Israeli Supreme Court an application to be struck out as an appellant in the appeal on the District Court’s ruling that a Special Tender Offer is not required. Contrary to its previous position, in its new application, Templeton asks the Israeli Supreme Court to exempt Sun from its duty to make a Special Tender Offer.  On December 1, 2009, Sun, Alkaloida and Aditya filed their response to Templeton’s application joining Templeton’s arguments in the application and agreeing that Templeton be struck out as an appellant in the appeal.  The Israeli Supreme Court struck Templeton as an appellant, however, it ordered Templeton to remain a part to the proceeding as a respondent.

Sun provided notice to the Company on December 1, 2009 regarding its exercise of its Warrant No. 2 (the “Warrant”).  On December 15, 2009, Sun, Alkaloida and Aditya filed an application for clarification with the Israeli Supreme Court, in which the Supreme Court was asked to clarify that the temporary injunction that was granted by the Israeli Supreme Court on September 1, 2008, in the appeal filed by the Company and its Non-Executive Directors on August 28, 2008, does not apply to the exercise of the Warrant, which Sun declared its intention to exercise.  On February 3, 2010, the Israeli Supreme Court ruled that the purpose of the temporary injunction is to maintain the status quo of the Company and that Sun could not exercise the Warrant until the appeal proceedings are over.  The Company agreed to extend the expiration date of the Warrant, which the Israeli Supreme Court noted in its decision.  The appeal has been briefed and argued and is sub judice before the Israeli Supreme Court.

For a more detailed discussion of the Merger Agreement, the Option Agreement and related litigation with Sun, see Item 5 – “Operating and Financial Review and Prospects – Recent Developments” and Item 8 – “Financial Information.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2006, 2005 and 2004, and for each of the years ended December 31, 2006, 2005 and 2004, from our audited consolidated financial statements set forth elsewhere in this 2006 Annual Report that have been prepared in accordance with U.S. GAAP.

You should read the selected consolidated financial data together with our consolidated financial statements, related notes and other financial information included elsewhere in this 2006 Annual Report.

As described in this 2006 Annual Report under the heading, “Presentation of Financial Information,” we were not able to provide the restated financial data for the earliest two years of the five-year period (2003 and 2002) without unreasonable effort and expense due to various factors including difficulty in obtaining computerized data for periods prior to 2003 and other information necessary to restate such earlier periods.

	Year Ended December 31,
	2006	2005		2004
	(In thousands of U.S. dollars except per ordinary share data)

Consolidated Statements of Operations Data:		As Restated
Sales, net	$252,269	$288,623		$270,988
Cost of sales	123,516	122,615		127,539
Impairment	25,862	-		-
Gross profit	102,891	166,008		143,449
Operating expenses:
Research and development, net	36,273	45,714		41,956
Selling, marketing, general and administrative	109,048	110,748		130,392
Impairment	27,923	-		-
Total operating expenses	173,244	156,462		172,348
Operating (loss) income	(70,353)	9,546		(28,899)
Financial expenses, net	11,454	7,985		4,812
(Loss) income before income taxes	(81,807)	1,561		(33,711)
Tax expense	872	1,477		3,776
Net (loss) income	$(82,679)	$84		$(37,487)

Basic net (loss) income per ordinary share	$(2.82)	$0.00	(*)	$(1.29)
Diluted net (loss) income per ordinary share	$(2.82)	$0.00	(*)	$(1.29)

Weighted-average number of ordinary shares used to compute basic income (loss) per share (in thousands)	29,347	29,250		29,058
Weighted-average number of ordinary shares used to compute diluted income (loss) per share (in thousands)	29,347	29,250		29,058

(*) Amount is less than $0.01

	As of December 31,
	2006	2005	2004
	(In thousands of U.S. dollars)
Consolidated Balance Sheets Data:		As Restated
Working capital (deficiency)	$(130,182)	$(52,874)	$(5,821)
Property, plant and equipment, net	$219,753	$246,251	$220,204
Total assets	$424,690	$548,217	$570,265
Short-term debt, including current maturities of long-term debt	$147,754	$109,077	$76,454
Long-term debt	$90,377	$152,849	$177,119
Shareholders’ equity	$49,783	$128,069	$127,485

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

Risks Associated with Possible Acquisition of Control of the Company by Sun

The Company has been and continues to be involved in litigation against Sun in connection with a number of matters, including the Merger Agreement, the Option Agreement, the Warrant and the Sun Offer.  Depending on the outcome of these cases, Sun may significantly increase its ownership in, or gain control of, the Company.  Until that time, uncertainty over the future control of the Company may significantly affect our relationships with management, employees, suppliers and other business partners, cause heavy expenditures and otherwise negatively impact our business. For further discussion on agreements with Sun and related litigation, see Item 5 – "Operating and Financial Review and Prospects - Recent Developments."

Risks Relating to the Restatement

In connection with the restatements of our previously reported consolidated financial statements, we may be subject to the risk of litigation or regulatory proceedings or actions.

We restated our consolidated balance sheet as of December 31, 2005 and consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2005 and 2004, and the accumulated deficit as of January 1, 2004, as described in Item 5 - “Operating and Financial Review and Prospects - Recent Developments” and Note 2 to our consolidated financial statements, included elsewhere in this 2006 Annual Report.  Consequently, we may be subject to lawsuits or regulatory proceedings or actions relating to the restatement of our consolidated financial statements and the financial information not restated.  We have incurred, and may continue to incur, substantial legal, accounting and consulting expenses in connection with the restatement.  In addition, should any additional litigation or regulatory actions occur, it may be time consuming and distract certain management personnel from performing their daily operational duties.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

As previously described, we restated our consolidated balance sheet as of December 31, 2005 and consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2005 and 2004, and the accumulated deficit as of January 1, 2004, as described in Item 5 - “Operating and Financial Review and Prospects - Recent Developments” and Note 2 to our consolidated financial statements included elsewhere in this 2006 Annual Report.

We applied our judgment in assessing the reasons why a restatement was necessary, and concluded that a material weakness in our internal control over financial reporting existed as of year-ends 2004, 2005 and 2006, and that, as a result, our disclosure controls and procedures were not effective as of the year-ends 2004, 2005 and 2006.  The material weakness as of year-ends 2004, 2005 and 2006 resulted in certain errors that were not detected by our year-end control activities.

The existence of a material weakness in our disclosure and control procedures could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business. We have initiated and are undertaking remedial steps to address this material weakness in our internal control over financial reporting.  We may not be able to remediate the material weaknesses in a timely manner which could negatively affect shareholder and customer confidence, financial reporting and other aspects of our business.

We may fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.

Sarbanes-Oxley imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Sarbanes-Oxley, and in particular with Section 404 thereof, have resulted in diversion of Management time and attention, and we expect these efforts to require the continued commitment of resources.

We may fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  If we fail to maintain adequate internal controls, we may not be able to ensure that we can conclude that we have effective internal controls over financial reporting. Our Management has determined that we had ineffective internal controls over financial reporting as of December 31, 2006, due to an aggregation of deficiencies and significant deficiencies, and that a material weakness existed in our internal controls over financial reporting.  While we have undertaken remedial steps, we may identify additional material weaknesses or significant deficiencies in our future internal controls over financial reporting.  See Item 15 – “Controls and Procedures.”

In compliance with the SEC rules regarding Sarbanes-Oxley, we include a management’s report on the effectiveness of internal controls in our annual report, and will need to provide an auditor’s attestation on internal controls in annual reports for fiscal years ending on or after July 15, 2007. As a result of the auditor attestation requirement, additional material weaknesses may potentially be identified.

Our continued delisting from NASDAQ may result in a reduction in liquidity and trading volume of our ordinary shares.

On December 12, 2006, we received a notification from the Listing Qualifications Department of NASDAQ that our ordinary shares were to be delisted from The NASDAQ Global Select Market after the close of business on Wednesday, December 13, 2006 because we had failed to file the Form 20-F for the year ended December 31, 2005 (“2005 Form 20-F”) by December 11, 2006.  Following the delisting, our ordinary shares are now quoted on the Pink Sheets under the symbol TAROF. Information regarding the Pink Sheets is available at www.pinksheets.com.  Trading on the Pink Sheets may result in a reduction in liquidity and trading volume of our ordinary shares.

We are not in compliance with certain financial and reporting covenants contained in some of our loan agreements and various creditors have the right to elect to accelerate their indebtedness.

The delay in issuing the audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 resulted in the Company not being in compliance with certain reporting obligations with respect to certain of its debt instruments.  Although we are current with respect to our payment obligations under our various loan agreements (some of which have been extended by certain of our creditors), we are not in compliance with certain financial and reporting covenants and other provisions contained in certain of such loan agreements. As a result of the foregoing, various creditors have the right to elect to accelerate our indebtedness and certain creditors may elect to proceed against the collateral granted to them to secure such indebtedness. In the event such indebtedness is accelerated, we may have difficulties satisfying such obligations and there is no assurance that we could refinance such indebtedness on a timely basis.

Risks Relating to Our Industry

The pharmaceutical industry in which we operate is intensely competitive. We are particularly subject to the risks of competition. For example, the competition we encounter may have a negative impact upon the prices we may charge for our products, the market share of our products and our revenue and profitability.

The pharmaceutical industry in which we operate is intensely competitive. The competition which we encounter has an effect on our product prices, market share, revenue and profitability. Depending upon how we respond to this competition, its effect may be materially adverse to us. We compete with:

•	generic manufacturers of our brand-name drugs;

•	the original manufacturers of the brand-name equivalents of our generic products;

•	other drug manufacturers (including brand-name companies that also manufacture generic drugs);

•	other generic drug manufacturers; and

•	manufacturers of new drugs that may compete with our generic drugs and proprietary products.

Most of the products that we sell are either generic drugs or drugs whose patents have expired. Most of these products do not benefit from patent protection and are therefore more subject to the risk of competition than patented products. In addition, because many of our competitors have substantially greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have, we are particularly subject to the risks inherent in competing with them. For example, many of our competitors may be able to develop products and processes competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

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

•	developing patented controlled-release products or other product improvements;

•	developing and marketing branded products as OTC products;

•	pursuing pediatric exclusivity for brand-name products;

•
submitting citizen petitions to request that the Commissioner of the U.S. Food and Drug Administration (“FDA”) take administrative action with respect to an abbreviated new drug application (“ANDA”) approval;

•	attaching special patent extension amendments to unrelated federal legislation;

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some brand-name drugs with generic drugs;

•	making arrangements with managed care companies and insurers to reduce the economic incentives to purchase generic pharmaceuticals;

•	introducing authorized generics or their own generic equivalents to the marketplace; and

•	setting the price of brand-name drugs at or below the price of generic equivalents.

Generally, no additional regulatory approvals are required for brand-name manufacturers to sell directly or through a third-party to the generic market. Brand-name products that are licensed to third-parties and are marketed under their generic names at discounted prices are known as authorized generics.  Such licensing facilitates the sale of generic equivalents of their own brand-name products. Because many brand-name companies are substantially larger than we are and have substantially greater resources than we have, we are particularly subject to the risks of their undertaking to prevent or discourage the use of our products that compete with theirs. Moreover, the introduction of authorized generics may make competition in the generic market more intense. It may also reduce the likelihood that a generic company that obtains the first ANDA approval for a particular product will be the first to market and/or the only generic alternative offered to the market and thus may diminish the economic benefit associated with this position.

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

We make a significant portion of our sales to a relatively small number of wholesalers, retail drug chains, food chains and mass merchandisers.  If demand decreases significantly, we could experience a negative impact on our profitability.  Also, these customers constitute an essential part of the distribution chain for generic pharmaceutical products and continue to undergo significant consolidation.  This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing product pricing pressures facing us.  In addition, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions, potentially enables those groups to attempt to extract price discounts on our products.  The result of these developments may have a material adverse impact on our business, financial position and results of operations, and could cause the market value of our ordinary shares to decline.

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

We anticipate that we will face increased competition in the future as new companies enter the market and novel or advanced technologies emerge. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Many of our competitors have significantly greater research and development, financial, sales and marketing, manufacturing, and other resources than we have. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, initiate or withstand substantial price competition, or more readily take advantage of acquisitions or other opportunities.

Our ability to market products successfully depends, in part, upon the acceptance of the products not only by consumers, but also by independent third-parties.

Our ability to market generic or proprietary pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third-parties (including physicians, pharmacies, government formularies, managed care providers, insurance companies and retailers), as well as patients. In addition, unanticipated side effects or unfavorable publicity concerning any of our products, or any brand-name product of which our generic product is the equivalent, could have an adverse effect on our ability to achieve acceptance by prescribing physicians, managed care providers, pharmacies and other retailers, customers and patients.

Our future profitability depends upon our ability to continue monitoring our inventory levels in the distribution channel.

      Our future profitability depends upon our ability to continue monitoring our inventory levels in the distribution channel. In the spring of 2006, after negotiating with our three largest wholesaler customers for a number of years, we were able to obtain official reports of the amount of our products held in inventory by such wholesaler customers. We use these reports as part of our process for monitoring inventory levels in our distribution channel and our exposure to product returns. If we lose access to these reports, we may not be able to adequately monitor our inventory levels in the distribution channel. As a result of losing our visibility into the distribution channel, inventory levels could build, exceeding market demand and resulting in our incurring significant and unanticipated expenditures to reimburse these wholesaler customers for product returns, which could materially impact our profitability and cash flows.

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

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product.  However, at the end of the 180-day exclusivity period, these sales may diminish precipitously as may the profits therefrom.

Our revenue and profits from individual generic pharmaceutical products are likely to decline as our competitors introduce their own generic equivalents.

Revenue and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As the patents for a brand-name product and the related exclusivity periods expire, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product is often able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for competing products, or brand-name manufacturers introduce authorized generics, that market share and the price of that product will decline.  Our overall profitability depends on, among other things, our ability to continuously, and on a timely basis, introduce new products.

We are subject to extensive government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive regulation by the United States, Canada, Israel, Ireland and other jurisdictions. These jurisdictions regulate the approval, testing, manufacture, labeling, marketing and sale of pharmaceutical products. For example, approval by the FDA is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the United States. In order to receive approval from the FDA for each new drug product we wish to market, we must demonstrate, through rigorous clinical trials, that the new drug product is safe and effective for its intended use and that our manufacturing process for that product candidate complies with current Good Manufacturing Practices (“cGMP”). We cannot provide an assurance that the FDA will, in a timely manner, or ever, approve our applications for new drug products. The FDA may require substantial additional clinical testing or find that our drug product does not satisfy the standards for approval. In addition, in order to obtain approval for our product candidates that are generic versions of brand-name drugs, we must demonstrate to the FDA that each generic product candidate is bioequivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator, or brand-name reference drug. Bioequivalency may be demonstrated by comparing the generic product to the innovator drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use. If the FDA determines that an ANDA for a generic drug product is not adequate to support approval, it could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product.

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our new and generic products are limited by statutes and regulations and, with respect to our generic drugs, by the labeling claims made in the brand-name product’s packaging. In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements. As a manufacturer of pharmaceutical products distributed in the United States, we must also comply with cGMPs, which include requirements related to production processes, quality control and assurance and recordkeeping. Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions. The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our U.S. subsidiary, our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, consent decrees or civil or criminal penalties. Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

In addition, because we market a controlled substance in the United States and other controlled substances in Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalents in Israel, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for manufacturing controls, importation, receipt and handling procedures and security to prevent diversion of, or unauthorized access to, the controlled substances in each stage of the production and distribution process. The United States Drug Enforcement Administration (“DEA”), and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the United States Controlled Substances Act and its equivalents in Israel and Canada. Any failure to comply with these laws and regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of our DEA registration (or Israeli or Canadian equivalent), injunctions, or civil or criminal penalties.

Furthermore, most of the products that we manufacture and distribute are manufactured outside the United States and must be shipped into the United States.  The FDA and the DEA, in conjunction with the United States Customs Service, can exercise greater legal authority over goods that we seek to import into the United States than they can over products that are manufactured in the United States.

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

In February 2009, our Canadian manufacturing facility received a Warning Letter following receipt of FDA inspectional observations on Form 483 after a July 2008 FDA audit of the facility.  The Warning Letter cited issues relating to certain quality control systems, including failure to complete investigations of quality issues in a timely manner at the Canadian manufacturing facility.  The Company responded to the Warning Letter on March 17, 2009, has submitted and discussed a full compliance work plan with the FDA, and is committed to working with the FDA to resolve all issues.  The Company has corrected the specific observations cited during the July 2008 inspection and the Warning Letter, and, to ensure its products meet all requirements, has improved its ability to adhere to cGMP by adding additional qualified personnel, engaging outside experts and adding new procedures to resolve any systemic issues and prevent recurrence. The observations cited in the Warning Letter do not relate to any of the Company’s other facilities. Until remedial action is complete and the FDA has confirmed compliance with cGMPs, new applications listing the Canadian facility as a manufacturing location of finished dosage forms may not be approved.  However, one new product made at the Company’s Canadian facility was approved by the FDA in May 2009 after the issuance of the Warning Letter.  Other federal agencies take the Warning Letter into account when considering the awards of contracts and in some cases may have the right to terminate an agreement they have with us or remove our products from their pricing schedule, as one such agency has done.

Regulatory Authorities may require New Drug Applications for products currently marketed under the Drug Efficacy Study Implementation Review and Compliance Policy.

Certain drug products were considered safe by the FDA as part of the Drug Efficacy Study Implementation (“DESI”) Review and Compliance Policy Guide Chapter 4, Subchapter 440 of 1968. These products have been marketed for many years and, while considered to be safe for their indicated use, lack data supporting effectiveness. Therefore, the FDA may at any time, or from time to time, review a product on the DESI list to determine if the product requires the submission of a New Drug Application (“NDA”), for the continued marketing of the product in the United States.  The Company, like many pharmaceutical companies, markets certain drug products under the DESI/Compliance Policy.  As such, we may be required to cease marketing or file NDAs for such products.  The filing of an NDA may be expensive, time consuming and require more resources than those available to the Company to support the research for an application, thus requiring us to withdraw such products from the market or to cease marketing them.

Changes in regulatory environment may prevent us from utilizing the exclusivity periods that are important to the success of some of our generic products.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by commercial marketing of the product.  However, the Medicare Act also contains forfeiture provisions which would deprive the first “Paragraph IV” filer (as defined below) of exclusivity if certain conditions are met.  Accordingly, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval.  In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification.  As originally legislated, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification.  The Medicare Act modified certain provisions of the Hatch-Waxman Act.  Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing.  Exclusivity rights may be forfeited pursuant to the Medicare Act if the product is not marketed within 75 days of the final court decision and under other specified circumstances.  However, some of these changes apply to ANDAs where the first Paragraph IV certification was filed after the enactment of the Medicare Act; previously filed ANDAs generally continue to be governed by the previous law.

Healthcare reform

On March 23, 2010, the U.S. government enacted the Patient Protection and Affordable Care Act (the “Act”).  A companion bill, the Health Care Education Affordability Reconciliation Act of 2010, which was enacted by the U.S. government on March 30, 2010, contains amendments to the Act that reconcile the Senate and House versions of the legislation. Together, these bills represent the most comprehensive overhaul ever enacted of both the public and private health care systems in the U.S.A.

It is expected that this legislation will have an impact on all segments of the health care industry.  Pharmaceutical and medical device manufacturers will most likely see an increase in revenues by virtue of an additional 30 million Americans who will have access to health insurance; however, the legislation imposes on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements.  The Company is in the process of evaluating this Act and how it may affect our financial condition, results of operations and cash flows.

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

Reimbursement policies of third-parties, cost containment measures and healthcare reform could adversely affect the demand for our products and limit our ability to sell our products.

Our ability to market our products depends, in part, on reimbursement levels for them and related treatment established by healthcare providers (including government authorities), private health insurers and other organizations, including health maintenance organizations and managed care organizations. Reimbursement may not be available for some of our products and, even if granted, may not be maintained. Limits placed on reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products. In the event that governmental authorities enact additional legislation or adopt regulations which affect third-party coverage and reimbursement, demand for our products may be reduced with a consequent adverse effect, which may be material, on our sales and profitability. In addition, the purchase of our products could be significantly influenced by the following factors, among others:

•	trends in managed healthcare in the United States;

•	developments in health maintenance organizations, managed care organizations and similar enterprises;

•	legislative proposals to reform healthcare and government insurance programs; and

•	price controls and reimbursement policies.

These factors could result in lower prices and/or a reduced demand for our products.

In the United States, the Deficit Reduction Act of 2005 (the “Act”) mandated a new regulation, which became effective October 1, 2007, establishing the method by which pharmaceutical manufacturers, including us, must calculate “average manufacturer price” for purposes of the Medicaid Drug Rebate Program.  The Act directs the Centers for Medicare & Medicaid Services (“CMS”) to provide average manufacturer prices to the states, and CMS has encouraged state Medicaid programs to utilize this average manufacturer price in the future as the benchmark for prescription drug reimbursement in place of the previous, widely used benchmark of average wholesale price.  The Act also changed the method used to determine the federal upper limit (“FUL”) on payment for multiple source drugs.  Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states.  For multiple source drugs, federal reimbursements to states for the federal share of those payments are subject to the FUL ceiling, which, under the Act, is 250% of the average manufacturer price for the least costly therapeutic equivalent.

The provisions directing CMS to disclose average manufacturer prices to the states and the FUL provisions were to have gone into effect in 2006 and 2007, respectively, but the implementation of these provisions has been stayed by litigation.  We do not know how long the court-ordered stay will remain in effect or what the final outcome will be.  In addition, healthcare reform legislation that is currently being considered in Congress would again change the methodology under which CMS calculates FULs, and would also change the definition of average manufacturer price to exclude sales to certain customer classes that are currently included, and increase the minimum Medicaid Rebate.  If and when these provisions are implemented, they may have the effect of reducing the Medicaid reimbursement rates and/or increasing Medicaid rebates for certain medications that we currently sell.  Although we are reviewing the potential impact of these provisions on our business and profitability, we will not be able to draw firm conclusions until it is certain which, if any, of these provisions are enacted and begin to be implemented.

We are susceptible to product liability claims that may not be covered by insurance and could require us to pay substantial sums.

We face the risk of loss resulting from, and adverse publicity associated with, product liability lawsuits, whether or not such claims are valid. We may not be able to avoid such claims. In addition, our product liability insurance may not be adequate to cover such claims and we may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful product liability claim that exceeds our policy limits could require us to pay substantial sums.  In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

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

Testing required for the regulatory approval of our products is sometimes conducted by independent third-parties. Any failure by any of these third-parties to perform this testing properly may have an adverse effect upon our ability to obtain regulatory approvals.

Our applications for the regulatory approval of our products incorporate the results of testing and other information that are sometimes provided by independent third-parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). The likelihood that the products being tested will receive regulatory approval is, to some extent, dependent upon the quality of the work performed by these third-parties, the quality of the third-parties’ facilities and the accuracy of the information provided by these third-parties. We have little or no control over any of these factors.

Some of our products are manufactured by independent third-parties.  Any failure by any of these third-parties to perform this manufacturing properly or follow cGMPs, may have an adverse effect upon our ability to maintain regulatory approvals or continue marketing our products.

     Certain of our products are manufactured by independent third-parties.  Their compliance with cGMPs and other regulatory requirements is essential to our obtaining and maintaining regulatory approvals and marketing authorization for these products in the countries in which they are sold.  Any failure by any of these third-parties to perform this manufacturing properly or follow cGMPs, may have an adverse effect upon our ability to maintain regulatory approvals or continue marketing our products.

Risks Relating to Our Company

Wholesaler customers account for a substantial portion of our consolidated sales.

We have no long-term agreements with the wholesalers that require them to purchase our products and they may therefore reduce or cease their purchases from us at any time. Any cessation or significant reduction of their purchases from us would likely have a material adverse effect on the results of our operations and our financial condition. Furthermore, changes in their buying patterns or in their policies and practices in relation to their working capital and inventory management may result in a reduction of, or a change in the timing of, their purchases of our products. While we now receive periodic inventory reports from the wholesalers, we have no ability to obtain advance knowledge of such changes. We base our manufacturing schedules, inventories and internal sales projections principally on historical data. To the extent that actual orders from these wholesalers differ substantially from our internal projections, we may either find ourselves with excess inventory or in an out-of-stock position. Hence, factors beyond our control relative to these customers have in the recent past, and may have from time to time in the future, a material adverse effect upon our operating results, which has, in the recent past, resulted, and may from time to time in the future result, in substantial volatility of the market prices of our ordinary shares.

The nature of our business requires us to estimate future charges against wholesaler accounts receivable.  If these estimates are not accurate, the results of our operations and financial condition could be adversely affected.

Sales to third-parties, including government institutions, hospitals, hospital buying groups, pharmacy buying groups, pharmacy chains and others generally are made through wholesalers. We sell our goods to wholesalers, and the wholesalers subsequently resell the goods to third-parties at times and in quantities ordered by the third-parties. Typically, we have a contract price with a third-party to which a wholesaler resells our goods that may be equal to or less than the price at which we sold the goods to the wholesaler. In such a case, following the purchase of the product by a third-party purchaser from the wholesaler, the wholesaler charges us back for any shortfall. At the time of any individual sale by us to a wholesaler, we do not know under which contracts the wholesaler will resell goods to third-parties. Therefore, we estimate the amount of chargebacks and other credits that may be associated with these sales and we reduce our revenue accordingly. One factor in calculating these estimates is information on customer inventory levels provided to us by our customers. In the spring of 2006, after negotiating with our key wholesaler customers for a number of years, we were able to obtain official reports of the amount of our products held in inventory by such wholesalers. If this information is inaccurate or not forthcoming, this may result in erroneously estimated reserves for chargebacks, returns or other deductions. In addition, from time to time, the amount of such chargebacks and other credits reported by a wholesaler may be different from our estimates. Discrepancies of this nature may result in a reduction in the value of our accounts receivable and a related charge to net income. The reconciliation of our accounts with wholesalers may, from time to time, delay, or otherwise impact, the collection of our accounts receivable or result in a decrease in their value and in a related charge to our net income.  See Item 5 – “Operating and Financial Review and Prospects – Recent Developments.”

Our inventories of finished goods have expiration dates after which they cannot be sold.

Industry standards require that pharmaceutical products be made available to customers from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand adequately, we strive to maintain sufficiently high levels of inventories. However, inventories prepared for sales that are not realized as or when anticipated may approach their expiration dates and may have to be written off. These write-offs, if any, could have an adverse effect on the results of our operations and financial condition.

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

•
brand-name companies may launch their products, either themselves or through third-parties, in the form of authorized generic products which can reduce sales, prices and profitability of our newly approved generic products; or

•	generic companies may launch generic versions of our brand-name drugs.

If we are unable to obtain raw materials, our operations could be seriously impaired.

While the majority of the Company’s products are either synthesized by the Company itself or are derived from multiple source materials, some raw materials and certain products are currently obtained from single domestic or foreign suppliers.  Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute raw materials or products. While we do have long-term supply agreements for some raw materials, for most raw materials we do not have any long-term supply agreements and we are therefore subject to the risk that our suppliers of raw materials may not continue to supply us with raw materials on satisfactory terms or at all.

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

Research and development efforts invested in our innovative pipeline may not achieve expected results.

We invest increasingly greater resources to develop our innovative pipeline, both through our own efforts and through collaborations with third-parties, which results in higher risks.

The time from discovery to a possible commercial launch of an innovative product is substantial and involves multiple stages during which the product may be abandoned as a result of such factors as serious developmental problems, the inability to achieve our clinical goals, the inability to obtain necessary regulatory approvals in a timely manner, if at all, and the inability to produce and market such innovative products successfully and profitably.  In addition, we face the risk that some of the third-parties we collaborate with may fail to perform their obligations.  Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profits.

We are continuing our efforts to develop new proprietary pharmaceutical products, but these efforts may not be successful.

Our principal business has traditionally been the development, manufacture and marketing of generic equivalents of pharmaceutical products first introduced by other companies. However, we have increased our efforts to develop new proprietary products, including T2000 and T2007 (our patented non-sedating barbiturate compounds), our novel formulation of Ovide® (malathion), and products utilizing NonSpil® (our patented spill-resistant liquid drug delivery system).

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

In addition, although a newly developed product may be successfully manufactured in a laboratory setting, difficulties may be encountered in scaling up for manufacture in commercially-sized batches. For this reason and others, only a small minority of all new proprietary research and development programs ultimately result in commercially successful drugs. A program (including any program of ours) cannot be deemed successful until it actually produces a drug that is commercially marketed for a significant period of time.

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

Even if launched commercially, our proprietary products may face competition from existing or new products of other companies. These other companies may have greater resources, market access, and consumer recognition than we have. Thus, even if launched commercially, there can be no assurance that our proprietary products will be successful or profitable. In addition, advertising and marketing expenses associated with the launch of a proprietary product which, if not successful, may adversely affect the results of our operations and our financial condition.

We may not be able to successfully identify, consummate and integrate future acquisitions.

We have in the past, and may in the future, pursue acquisitions of product lines and/or companies and seek to integrate them into our operations. Acquisitions of additional product lines and companies involve risks that could adversely affect our future revenue and results of operations. Any one or more of the following examples may apply:

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

•	we may purchase a company that has contingent liabilities that include, among others, known or unknown intellectual property or product liability claims.

We depend on our ability to protect our intellectual property and proprietary rights, but we may not be able to maintain the confidentiality, or assure the protection, of these assets.

Our success depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours. Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Some patent applications in the United States are maintained in secrecy until the patent is issued. Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of our discoveries. Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products. Patents that are issued may be challenged, invalidated or circumvented by our competitors. Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. Where trade secrets are our sole protection, we may not be able to prevent third-parties from marketing generic equivalents to our products, reducing prices in the marketplace and reducing our profitability.

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

Third-parties may claim that we infringe on their proprietary rights and may prevent us from manufacturing and selling certain of our products.

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products. These lawsuits relate to the validity and infringement of patents or proprietary rights of third- parties. We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights. Any such litigation could:

•	require us to incur substantial expenses, even if we are insured or successful in the litigation;

•	require us to divert significant time and effort of our technical and management personnel;

•	result in the loss of our rights to develop or make certain products;

•	require us to pay substantial monetary damages or royalties in order to license proprietary rights from third-parties; and

•	prevent us from launching a developed, tested and approved product.

Although patent and intellectual property disputes within the pharmaceutical industry have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include the long-term payment of royalties. These arrangements may be investigated by United States regulatory agencies and, if improper, may be invalidated. Furthermore, the required licenses may not be made available to us on acceptable terms. Accordingly, an adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing and selling some of our products or increase our costs to market these products.

From time to time, we seek to market products before the patents for them expire. In order to do so in the United States, we must challenge the patent under the procedures set forth in the Hatch-Waxman Act.  In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Act, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations contained on the FDA website (the “Orange Book”) for the new drug are either invalid or not infringed by our product. To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity or infringement of the originator’s patent. Patent challenges are complex, costly and can take a significant amount of time to complete.

In addition, when seeking regulatory approval for some of our products, we are required to certify to the FDA and its equivalents in foreign countries, that such products do not infringe upon third-party patent rights. Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us. Any lawsuit would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder’s receipt of notice of certification. A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling certain of our products.

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

Our launch of a product prior to a final court decision or the expiration of a patent held by a third-party may result in substantial damages to us. Depending upon the circumstances, a court may award the patent holder damages equal to three times the patent holder’s loss of income. If we are found to infringe a patent held by a third-party and become subject to significant damages, these damages could have a material adverse effect on the results of our operations and financial condition.

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

The market price of our ordinary shares may be volatile, and may, in the future, be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of new and enhanced products;

•	market conditions or trends in the pharmaceutical industry;

•	developments or disputes concerning proprietary rights;

•	introduction of technologies or product enhancements by others that reduce the need for our products;

•	the inaccuracy of, or changes in, financial estimates by securities analysts;

•	general economic and political conditions;

•	departures of key personnel;

•	changes in the market valuations of our competitors;

•	regulatory considerations; and

•	the other risk factors listed in this section.

Three of our directors, and members of their immediate families, currently control approximately 42% of the voting power in our company.

Dr. Barrie Levitt, Dr. Daniel Moros, Ms. Tal Levitt and members of their immediate families currently control, through their beneficial ownership of outstanding ordinary shares and founders’ shares, approximately 42% of the voting power in our Company. Dr. Levitt and Dr. Moros are cousins and Ms. Levitt is Dr. Levitt’s daughter. By reason of their shareholdings, the Levitt and Moros families, were they to vote together, would have significant voting power in respect to shareholder resolutions that require approval of a regular majority (i.e., a majority of the shareholders present and voting), such as the election of directors and the appointment of independent auditors. However, without the support of additional shareholders having at least 8% of the voting power in the Company, the Levitt and Moros families cannot assure the outcome of a resolution requiring such a regular majority vote.  Sun and its affiliates control approximately 24% of the voting power in the Company (excluding shares issuable upon exercise of warrants), and they can therefore effectively block any shareholder approval that requires a special majority (75% of the shareholders present and voting) as well as, potentially, any related party transaction that requires the support of 1/3 of the disinterested vote.  No voting arrangements or agreements exist between the individual members of the Levitt and Moros families and they may each vote, acquire or sell their shares each in their sole discretion.

50% of the voting power in our subsidiary Taro Pharmaceuticals U.S.A., Inc. is held by a corporation which is controlled by the Chairman and Vice Chairman of our Board of Directors and their families.

The share capital of Taro U.S.A. is divided into two classes. The Company owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. TDC owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Dr. Levitt, Dr. Moros and their families are able to vote the majority of the outstanding voting shares of TDC and thereby control TDC. Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as the Company may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with the Company’s preference, TDC could prevent the Company from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements. Taro U.S.A. accounted for approximately 76%, 81% and 86% of the Company’s consolidated sales during 2006, 2005 and 2004, respectively.

No citizen or resident of the United States who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a Controlled Foreign Corporation (“Controlled Foreign Corporation”) under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999 and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999 from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).

We face risks related to foreign currency exchange rates.

Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the United States dollar could cause our profits to decrease or our products to be less competitive against those of our competitors. To the extent that our foreign currency holdings and other assets denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure.

The recent financial crisis and current uncertainty in global economic conditions could negatively affect the Company’s operating results.

The current financial crisis and uncertainty in global economic conditions have resulted in substantial volatility in the credit markets and a low level of liquidity in many financial markets. These conditions may result in a further slowdown to the global economy that could affect the Company’s business by reducing the prices that drug wholesalers and retailers, hospitals, government agencies and managed healthcare providers may be able or willing to pay for the Company’s products or by reducing the demand for the Company’s products, which could in turn negatively impact the Company’s sales and revenue generation and result in a material adverse effect on the Company’s business, cash flow, results of operations, financial position and prospects.

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

Risks Relating to Key Employees

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

We are dependent upon the leadership and expertise of certain key employees.  Since the beginning of 2006, we have experienced the loss of certain key personnel due to layoffs and increased attrition rates attributable in part to the potential acquisition by Sun.  There is a risk that attrition may increase further and that we may not be able to satisfactorily replace such key personnel.  The loss of the services of such key employees and the inability to recruit and retain additional, qualified personnel could have a material adverse effect on our business. There can be no assurance that we will be successful in retaining and attracting skilled and experienced technical and management personnel.  If we are unable to do so, this may materially affect our future financial performance and results of operations.

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

In addition, since a significant component of our manufacturing and research and development facilities are located in Israel, we could experience disruption of our manufacturing and research and development due to war or terrorist attacks. If terrorist acts were to result in substantial damage to our facilities, our business activities would be disrupted since, with respect to some of our products, we would need to obtain prior FDA approval for a change in manufacturing site. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages sustained by us could have a material adverse effect on our business.

Some countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli companies and products and others doing business with Israel, or may do so in the future. We are also precluded from marketing our products to certain of these countries due to United States and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that the boycott has not had a material adverse effect on our current operations. However, continuation or extension of the boycott and the implementation of additional restrictive laws, policies or practices directed towards Israel or Israeli businesses or products, including investment in Israeli companies, could have an adverse impact on the expansion of our business or on the price of our ordinary shares.

Since October 2000, there was an increase in violence between Israel and the Palestinians and certain terrorist groups, primarily but not exclusively in the West Bank, Gaza Strip and Lebanon.  During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party and during the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel.   During the 2006 conflict with Lebanon numerous missiles landed in the area near our manufacturing facility in Haifa Bay, Israel.  If the conflict was to be renewed and a missile was to hit our facility or the immediate vicinity of our facility, our operations could be seriously disrupted.  Any such disruption could materially harm our business.

The evolving, unstable political situation in the Middle East may create additional unrest and uncertainty. Many male Israeli citizens, including our employees, are subject to compulsory annual reserve military service through middle age. Additionally, these employees are subject to being called to active duty at any time under emergency circumstances. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees. While we believe that we have operated relatively efficiently given these requirements, we cannot predict the effect on our business operations if the conflicts continue to escalate or intensify. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to obligatory military service requirement. Any disruption in our operations would harm our business.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel (“NIS”), against the United States dollar.

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, is incurred in NIS. As a result, the cost of our operations in Israel, as measured in United States dollars, is subject to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Israel. During the year-ended December 31, 2006, the value of the NIS decreased 8.2% with respect to the United States dollar, however, if the United States dollar cost of our operations in Israel increases, our United States dollar-measured results of operations will be adversely affected.

Our operations may be affected by negative economic conditions in Israel.

In the past, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel were to deteriorate again, especially in light of the recent downturn in global economy. In addition, strikes and work-stoppages occur in Israel on occasion.  If Israeli trade unions threaten additional strikes or work-stoppages and such strikes or work-stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and may have an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner.

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

We currently receive grants and substantial tax benefits under government of Israel programs, including the Approved Enterprise program and programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products and transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes. In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs. If the government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make more difficult a merger or acquisition. This could prevent a change of control and depress the market price of our ordinary shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition. The Israeli Companies Law, and the regulations promulgated thereunder, generally requires that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 35 days’ advance notice by each of the merger parties. Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company received shareholder approval.

Other potential means of acquiring a public Israeli company such as ours might involve additional obstacles. In addition, a body of case law has not yet developed with respect to the Israeli Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do United States tax laws. The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing or making more difficult a merger or acquisition. This could prevent a change of control of the Company and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

It may be difficult to effect service of process and enforce judgments against our directors and officers.

We are incorporated in Israel. A majority of our executive officers and directors are non-residents of the United States and a substantial portion of our assets and the assets of such persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive pharmaceutical industry regulations in countries where we operate.  We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products.

In Israel, the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States.  Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law.  The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control.  Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions.

We are subject to legislation in Israel, primarily relating to patents and data exclusivity provisions.  Modifications of this legislation or court decision regarding this legislation may adversely affect us and may prevent us from exporting Israeli-manufactured products in a timely fashion.  Additionally, the existence of third-party patents in Israel, with the attendant risk of litigation, may cause us to move production outside of Israel or otherwise adversely affect our ability to export certain products from Israel.

Risks Relating to Our Location in Canada

Government price control policies can materially impede our ability to set prices for our products.

The Canadian Government Patented Medicine Prices Review Board (“PMPRB”) monitors and controls prices of patented drug products marketed in Canada by persons holding, or licensed under, one or more patents.  The PMPRB will approve an introductory price (based on a comparative analysis) and will require that the price not be increased each year thereafter by more than the annual increase of the Canadian Consumer Price Index. Consequently, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime that significantly affects the Canadian pharmaceutical industry’s ability to set pricing. The inability to control the prices of our products may adversely affect our operations.

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

We may be adversely affected if the rate of inflation in Canada exceeds the rate of devaluation of the Canadian dollar against the United States dollar.

A substantial portion of our expenses, primarily labor and occupancy expenses in Canada, is incurred in Canadian dollars. As a result, the cost of our operations in Canada, as measured in United States dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Canada. During the year-ended December 31, 2006, the value of the Canadian dollar increased 1% with respect to the United States dollar. This increase in the value of the Canadian dollar has had the effect of increasing the United States dollar cost of our goods manufactured in Canada.  If the United States dollar cost of our operations in Canada continues to increase, our United States dollar-measured results of operations will continue to be adversely affected.

ITEM 4.  INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984, we changed our name to Taro Vit Industries Ltd. and in 1994 we changed our name to Taro Pharmaceutical Industries Ltd., which was the name of a subsidiary of Taro Vit Industries Ltd. incorporated under the laws of the State of Israel in 1950.

In 1961, we completed the initial public offering of our ordinary shares, which are currently quoted on the Pink Sheets under the symbol “TAROF.” In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd. (“TPIL”). In 1981, we sold 37% of our interest in TPIL. In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company. In July 2001, we completed a split of our ordinary shares by distributing a dividend of one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. In October 2001, we sold 3,950,000 of our ordinary shares, and shareholders sold 1,800,000 of our ordinary shares, in a public offering.

On January 14, 2003, Taro Pharmaceuticals North America, Inc., our wholly-owned Cayman Island subsidiary (“TNA”), entered into a license and option agreement with Medicis Pharmaceutical Corporation (“Medicis”). According to the agreement, on June 1, 2004, TNA exercised its option and purchased from Medicis certain branded prescription product lines for sale in the United States and Puerto Rico. Two of these products, Topicort® and Ovide®, are used in dermatology and pediatrics.

On March 21, 2003, our Irish subsidiary, Taro Pharmaceuticals Ireland Limited, acquired, for 5.55 million euros, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased out of liquidation proceedings under the Official Liquidator appointed by the High Court of Ireland. The facility consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 13.2-acre campus in central Ireland. The facility, which had been operating until the end of 2002, has, since our acquisition of the facility, been licensed and approved by the Irish Medicines Board to manufacture and distribute sterile pharmaceutical products in Ireland and the European Union and has been inspected by the FDA and determined to be an acceptable site for the manufacture of sterile finished dosage form products for which three products have already been approved.  On February 18, 2010, we announced our intention to discontinue manufacturing at our Irish facility because it is no longer in the best interests of the Company or its shareholders to continue to incur losses at the facility or make the significant capital investments that would be required to achieve the level of operating efficiency found at Taro’s other manufacturing facilities.  The discontinuance of operations, following both cash and non-cash one-time expenses associated with the decision, is expected to improve the Company’s earnings and cash flow almost immediately.

In December 2003, our indirectly wholly-owned Canadian subsidiary, Taro Pharmaceuticals Inc. (“Taro Canada”) expanded its distribution capacity with the purchase of a 108,797 square foot distribution facility located on 6.7 acres in Brampton, Ontario in close proximity to our existing facilities (the “Brampton Distribution Facility”).

In January 2004, Taro U.S.A. expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey (the “NJ Distribution Center”). Taro U.S.A. acquired the facility for $18.0 million.

In July 2004, Taro U.S.A. entered into a license and option agreement with Medicis for four products, including the Lustra® product line, for sale in the United States, Puerto Rico and Canada. These products are used for the treatment of dyschromia (discoloration of the skin) and other dermatologic conditions.

In March 2005, the Company entered into multi-year agreements to divest the ElixSure® and Kerasal® brands in North America. In June 2006, the Company completed its divestiture of these products in North America. As part of the final divestiture agreement, the Company received an additional cash payment, including payment for services and products.

The Company has not made any material acquisitions or divestitures of products since the completion of its divestiture of ElixSure® and Kerasal® to Alterna in June 2006. On February 27, 2007 and March 29, 2007, the Company sold a parking lot in Ireland and its Brampton Distribution Facility, respectively, both of which Management believes were not material divestitures.

See Item 5 – “Operating and Financial Review and Prospects – Recent Developments – Investment by Sun and Terminated Merger Agreement with Sun” for a summary of public takeover offers by third-parties in respect of the Company’s shares.

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

Capital Expenditures

During 2006, 2005 and 2004, our capital expenditures were $21.9 million, $47.3 million and $68.4 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•
The continuing construction of the manufacturing facility in Israel during 2004 and 2005.  Portions remained unfinished during 2006.  Part of buildings and certain equipment were utilized for commercial production beginning in the first quarter of 2006;

•	the acquisition of the NJ Distribution Center during the first quarter of 2004;

•	the acquisition of additional production and packaging equipment; and

•	the upgrade of our information technology systems.

For a detailed presentation of our property, plant and equipment, see Note 6 to our consolidated financial statements included elsewhere in this 2006 Annual Report.  Also see Item 4.D – “Property, Plant and Equipment.”

B.	BUSINESS OVERVIEW

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products primarily in the United States, Canada and Israel. Our primary areas of focus include pediatric creams and ointments, liquids, capsules and tablets, mainly in the dermatological and topical, cardiovascular, neuropsychiatric and anti-inflammatory therapeutic categories. We operate principally through three entities: Taro Pharmaceutical Industries Ltd. (“Taro Israel”), and two of its subsidiaries (including indirect), Taro Canada and Taro U.S.A. The principal activities and primary product lines of these subsidiaries may be summarized as follows:

Entity		Principal Activities		Primary Product Lines
Taro Israel	●	Manufactures more than 135 finished dosage form pharmaceutical products for sale in Israel and for export	●	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	●	Produces APIs used in the manufacture of finished dosage form pharmaceutical products	●	Cardiology and Neurology: Prescription oral dosage products
	●	Markets and distributes both proprietary and generic products in the local Israeli market	●	Oral analgesics, both prescription and OTC
	●	Performs research and development independently and through Taro Research Institute Ltd., a wholly-owned subsidiary	●	OTC oral and nasal sprays and ophthalmic products
Taro Canada	●	Manufactures more than 90 finished dosage form pharmaceutical products for sale in Canada and for export	●	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	●	Markets and distributes both proprietary and generic products in the local Canadian market	●	Cardiology and Neurology: Prescription oral dosage products
	●	Performs research and development independently and through Taro Research Institute Ltd.
Taro U.S.A.	●	Markets and distributes both proprietary and generic products in the local U.S. market	●	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
			●	Cardiology and Neurology: Prescription oral dosage products
			●	Other prescription and OTC products

Warfarin sodium tablets are sold under the Coumadin® brand-name by us in Israel, and as generic warfarin sodium tablets in the United States, Canada, the United Kingdom, and elsewhere. This product group accounted for approximately 13.7% of our sales in 2006.

As of December 31, 2009, 24 of our ANDAs were being reviewed by the FDA. In addition, there are several products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after the granting of approval to us.

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

Generic pharmaceutical products must meet the same quality standards as branded pharmaceutical products although they are generally sold at prices that are substantially lower than those of their branded counterparts. As a result, generic pharmaceuticals represent a much larger percentage of total drug prescriptions dispensed than their corresponding percentage of total sales. This discount tends to increase (and margins tend to decrease) as the number of generic competitors increases for a given product. Because of this pricing dynamic, companies that are among the first to develop and market a generic pharmaceutical tend to earn higher profits than companies that subsequently enter the market for that product. Furthermore, products that are difficult to develop or are intended for niche markets generally attract fewer generic competitors and therefore may offer higher profit margins than those products that attract a larger number of competitors. However, profit is influenced by many factors other than the number of competitors for a given drug or the size of the market. Depending on the actions of each of our competitors, price discounts can be just as significant for a specific product with only a few competitors or a small market, as for a product with many competitors or a large market.

In recent years, the market for generic pharmaceuticals has grown. We believe that this growth has been driven by the following factors, among others:

•	efforts by governments, employers, third-party payers and consumers to control healthcare costs;

•	increased acceptance of generic products by physicians, pharmacists and consumers; and

•	the increasing number of pharmaceutical products whose patents have expired and are therefore subject to competition from, and substitution by, generic equivalents.

Products

We currently market more than 180 pharmaceutical products in over 20 countries. The following table represents some of our key product groups and the major markets in which they are sold:

		Brand	Therapeutic	Major
Generic Name	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Acetazolamide	tablets	Diamox®	Neuropsychiatric	U.S., Israel	Rx
Acetaminophen, Codeine and Caffeine	tablets, gelcaps	Rokacet®(2)	Neuropsychiatric & Analgesic	Israel	OTC
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx
Aspirin, Codeine and Caffeine	tablets	Rokal®(2)	Neuropsychiatric & Analgesic	Israel	OTC
Augmented Betamethasone Dipropionate	lotion	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release	Tegretol®	Neuropsychiatric	U.S., Israel,	Rx
	tablets, chewable tablets,			Canada
oral suspension
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	OTC
Clobetasol Propionate	cream, ointment, gel,	Temovate®	Dermatologics and topicals	U.S.	Rx
topical solution
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole	cream, topical solution,	Lotrimin®/	Dermatologics and topicals	U.S., Canada	Rx/OTC
	vaginal cream	Gyne-Lotrimin®
Clotrimazole and	cream, lotion	Lotrisone®	Dermatologics and topicals	U.S., Israel	Rx
Betamethasone Dipropionate
Desonide	cream, ointment	Tridesilon®	Dermatologics and topicals	U.S.	Rx

Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx

Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx

Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate and	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Hydrochlorothiazide
Etodolac	tablets, capsules, extended	Etopan®(2)	Anti-Inflamatory & Analgesic	U.S., Israel	Rx
	release tablets	Lodine®
Fluconazole	tablets	Diflucan®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel,	Lidex®	Dermatologics and topicals	U.S., Canada	Rx
	topical solution		Dermatologics and topicals
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Halobetasol Propionate	cream, ointment	Ultravate®	Dermatologics and topicals	U.S.	Rx

Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S.	Rx

Hydrocortisone	cream, ointment	Cortizone 10®	Dermatologics and topicals	U.S., Israel,	Rx/OTC
Canada
Hydroquinone	cream	Lustra®(2)	Dermatologics and topicals	U.S., Canada	Rx
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Neuropsychiatric	U.S.	Rx
Loratadine	solution	Claritin®	Allergy	U.S.	OTC
Malathion	lotion	Ovide®(2)	Dermatologics and topicals;	U.S.	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3	Dermatologics and topicals	U.S., Canada	OTC
Monistat® 7
Micatin®
Mometasone Furoate	cream, ointment, lotion	Elocon®	Dermatologics and topicals	U.S., Canada	Rx

Nystatin	oral suspension, vaginal	Mycostatin®	Antifungal	U.S., Israel,	Rx
	cream			Canada
Ondansetron Hydrochloride	solution	Zofran®	Antinauseant	U.S.	Rx
Oxcarbazepine	tablets	Trileptal®	Anticonvulsant	U.S.	Rx
Phenytoin Sodium	extended release capsules, suspension	Dilantin®	Neuropsychiatric	U.S.	Rx
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals	U.S., Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Antifungal	U.S.	OTC
Triamcinolone Acetonide	cream, ointment,	Kenalog®	Dermatologics and topicals	U.S.	Rx
	dental paste			Canada,
Israel
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel,	Rx
Canada

(1)
Presented in this column are the brand-names under which the products are most commonly prescribed in the United States. Except as noted below, we do not own any of the specific names. In some cases, we manufacture and sell the generic equivalent of the product sold by the third-party owner of such name. Thus, for example, we sell our product Warfarin Sodium Tablets under that name in the United States. Warfarin Sodium is the generic equivalent of Coumadin, a product sold under that name in the United States by the third-party owner of the United States rights to that name and by us in Israel, where we own the right to use that name.

(2)	Company brands.

Topical corticosteroids are used in the treatment of some dermatologic conditions (including psoriasis, eczema and various types of skin rashes). Topical antineoplastics are used in the treatment of cancer (including skin cancer).  Antifungals are used in the treatment of some infections (including athlete’s foot, ringworm and vaginal yeast infections). Anticonvulsants are used in the treatment of various seizure disorders (including epilepsy). Cardiovascular products are used in the treatment of heart disease. There are several categories of cardiovascular drugs, including anticoagulants, antihypertensive and antiarrhythmics. Anticoagulants, commonly known as blood thinners, are used in the treatment of heart disease and stroke associated with heart disease.

Sales and Marketing

In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force. In other countries, we sell through agents and other distributors. Our sales force is supported by our medical representatives, customer service and marketing employees.

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated net sales for each period:

	2006		2005		2004
			As Restated
		% of		% of		% of
	Sales	our total	Sales	our total	Sales	our total
	in thousands	sales	in thousands	sales	in thousands	sales
U.S.A.	$192,785	76%	$243,416	84%	$232,230	86%
Canada	37,266	15%	26,420	9%	18,887	7%
Israel	14,942	6%	15,243	5%	14,568	5%
Other	7,276	3%	3,544	2%	5,303	2%
Total	$252,269	100%	$288,623	100%	$270,988	100%

In 2006, sales in the United States accounted for 76% of total consolidated net sales. In addition to marketing prescription drugs, Taro U.S.A. markets its generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers. During 2006, we sold to approximately 130 customers in the United States. The following table represents sales to our two largest customers as a percent of consolidated sales during the last three years:

Customer	2006	2005	2004
Customer A	*	23%	17%
Customer B	12%	*	*

* Less than 10%

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro U.S.A. in 2006:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	19%
Generic drug distributors	15%
Mass merchandisers food and retail chains	24%
Managed care organizations	13%
Other	5%

In 2006, sales in Israel accounted for 6% of our total consolidated net sales. The marketing, sales and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups. In 2006, sales to other international markets accounted for approximately 2% of consolidated net sales.

All pharmaceutical products sold in Israel are subject to price controls. Permitted price increases and decreases are enacted by the Israeli government as part of a formal review process. There are no restrictions on the import of pharmaceuticals, provided that they comply with registration requirements of the Israeli Ministry of Health.

In Israel, the pharmaceutical market generally is divided into two market segments: (i) the private market, which includes drug store chains, private pharmacies and wholesalers; and (ii) the institutional market, which includes Kupat Holim Clalit (“Kupat Holim”) (the largest health maintenance organization in Israel), other health maintenance organizations, the Israel Ministry of Health and the Armed Forces.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Israel in 2006:

Percentage of
Customer Type	Consolidated Sales
Institutional	4%
Private	2%
Other international	2%

In 2006, sales in Canada accounted for 14% of our total consolidated net sales. During 2006, Taro Canada had approximately 230 customers.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Canada in 2006:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	13%
Drug chains, independent pharmacies and others	1%

In addition, other markets contributed 2% to consolidated sales.

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner. As a result, in each of 2004, 2005 and 2006, backorders generally represented less than 1% of our consolidated sales.

Competition and Pricing

The pharmaceutical industry is intensely competitive. We compete with the original manufacturers of the brand-name equivalents of our generic products, other generic drug manufacturers (including brand-name companies that also manufacture generic drugs or license their products to other generic drug manufacturers) and manufacturers of new drugs that may compete with our generic drugs. Many of our competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have.

Historically, brand-name drug companies have attempted to prevent generic drug manufacturers from producing certain products and to prevent competing generic drug products from being accepted as equivalent to their brand-name products. We expect such efforts to continue in the future. Also, some brand-name competitors, in an attempt to participate in the generic drug sales of their branded products, have introduced generic equivalents of their own branded products, both prior and subsequent to the expiration of their patents or FDA exclusivity periods for such drugs. These competitors have also introduced authorized generics or generic equivalents of brand-name drug products.

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb, GlaxoSmithKline, Medicis Pharmaceutical, Merck, Novartis, Pfizer/Wyeth and Merck/Schering-Plough, as well as with generic companies such as Altana (now Nycomed), Teva Pharmaceuticals U.S.A. (now including Barr Laboratories) (“Teva”), Caraco, Mylan Laboratories, Perrigo Company, Ranbaxy Pharmaceuticals Inc. and Sandoz Pharmaceuticals.  Many of these companies have more resources, market and name recognition and better access to customers than we have.  Therefore, there can be no assurance of the success of any of our products.

We compete in the Canadian market with Hoffmann-La Roche, Schering-Plough Canada, Novartis Pharmaceuticals Canada Inc., GlaxoSmithKline Inc., Bayer Inc. and Bristol-Myers Squibb Canada, as well as with other manufacturers of generic products, such as Apotex Inc., Novopharm (part of Teva), Ratiopharm, Genpharm Inc. and Pharmascience Inc.

Depending on the product, pricing in Canada is established by competitive factors or by Canadian formulary price lists published by the Canadian provinces.

In Israel, we compete with Teva Pharmaceutical Industries Ltd., Perrigo Israel Pharmaceuticals Ltd., Dexxon Ltd., and Rafa Laboratories Ltd., among others.  In addition, many leading multinational companies, including Bayer AG, Eli Lilly and Company, Merck & Co., Inc. and Pfizer Inc., market their products in Israel.

In Israel, the government establishes the prices for pharmaceutical products as part of a formal review process.  There are no restrictions on the import of pharmaceuticals provided that they comply with registration requirements of the Israeli Ministry of Health.

Manufacturing and Raw Materials

We currently manufacture finished pharmaceutical products at our government approved facilities in Canada and Israel and APIs at our facilities in Israel. We have expanded our research and development and warehousing facilities in Israel.  An auxiliary warehouse in Canada that was used primarily for warehousing of finished goods pharmaceutical products for the U.S. market was sold for $5.2 million on March 29, 2007, as Taro U.S.A. acquired a warehouse in Cranbury, New Jersey.

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

We synthesize the APIs used in some of our key products, including our warfarin sodium tablets, our carbamazepine products, our etodolac tablets, our terbinafine cream, our oxcarbazepine tablets and our clorazepate dipotassium tablets.  We also synthesize the API for our Ovide Lotion.  We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

Prices of principal raw materials have been relatively stable. In addition, the Company has instituted programs to keep the cost of APIs consistent or to improve upon them; for example, by the qualification of alternate suppliers.

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

In the United States, Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law.  In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed.  Furthermore, each country requires approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical components, including, but not limited to, raw materials and finished products. As a result, we have had periodic inspections of our facilities and records.  For example, Taro Canada was inspected by the FDA in 1995, 1996, 1998, 2001, 2005 and 2008.  Our facilities in Haifa Bay, Israel were inspected by the FDA in 1996, 1997, 1999, 2002, 2006 and 2009, by the United Kingdom Medicines Control Agency in 1997 and 1998, and by the Irish Medicines Board in 2005.  Our facilities in Ireland were inspected by the FDA in 2005 and by the Irish Medicines Board in 2004.

In February 2009, our Canadian manufacturing facility received a Warning Letter from the FDA following receipt of FDA inspectional observations on Form 483 after a July 2008 FDA audit of the facility.  The Warning Letter cited issues relating to certain of the quality control systems, including failure to complete investigations of quality issues in a timely manner at the Canadian manufacturing facility.  The Company responded to the Warning Letter on March 17, 2009, has submitted and discussed a full compliance work plan to the FDA, and is committed to working with the FDA to resolve all issues.  The Company has corrected the specific observations cited during the July 2008 inspection and in the Warning Letter, and, to ensure its products meet all requirements, has improved its ability to adhere to cGMP by adding additional qualified personnel, engaging outside experts and adding new procedures to resolve any systemic issues and prevent recurrence.  The observations cited in the Warning Letter do not relate to any of the Company’s other facilities. Until remedial action is complete and the FDA has confirmed compliance with cGMPs, new applications listing the Canadian facility as a manufacturing location of finished dosage forms may not be approved.  However, one new product made at the Company’s Canadian facility was approved by the FDA in May 2009 after the issuance of the Warning Letter.  Other federal agencies take the Warning Letter into account when considering the awards of contracts and in some cases may have the right to terminate an agreement they have with us or remove our products from their pricing schedule, as one such agency has done.

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

In the United States, any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a new drug which generally requires FDA approval. Approval is obtained, either by the submission of an ANDA or a NDA. If the new drug is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA is required.

We generally receive approval for generic products by submitting an ANDA to the FDA. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it may require bioavailability and/or bioequivalence studies. Bioavailability is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. Bioequivalence compares the bioavailability of one drug product with another and, when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body or on the skin are substantially equivalent to the previously approved brand-name reference drug. An ANDA may be submitted for a drug on the basis that it is bioequivalent to a previously listed drug, contains the same active ingredient, has the same route of administration, dosage form, and strength as the listed drug, and otherwise complies with legal and regulatory requirements. There can be no assurance that approval for ANDAs can be obtained in a timely manner, or at all. ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product is therapeutically equivalent or bioequivalent to the brand-name reference drug. Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference drug. In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic formula falls within an acceptable range of the therapeutic effects achieved by the brand-name reference drug. Approval of an ANDA, if granted, generally takes more than two years from the submission of the application.

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

If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies; and (v) pursuing a consent decree or court action that limits company operations or imposes monetary fines.

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

In May 1992, the Generic Drug Enforcement Act of 1992 (the “Generic Act”) was enacted. The Generic Act, a result of legislative hearings and investigations into the generic drug approval process, allows the FDA to impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process. In some situations, the Generic Act requires the FDA not to accept or review, for a period of time, ANDAs from a company or an individual that has committed certain violations. It also provides for temporary denial of approval of applications during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, provides for the suspension of the marketing of approved drugs by the affected company.

Lastly, the Generic Act allows for civil penalties and withdrawal of previously approved applications. To our knowledge, neither we nor any of our employees has ever been subject to debarment.

The review processes in Canada and Israel are substantively similar to the review process in the United States.

Environmental Compliance

We believe that we are currently in compliance with all applicable environmental laws and regulations in Canada, the United States and Ireland.  In Israel, we are currently in compliance with all applicable environmental laws and regulations subject to following clarification: new regulations concerning air emissions were enacted in Israel during 2008.  The Israel Ministry of Environmental Protection (the “MEP”) conducted tests of air emissions at the Haifa Bay facility during May 2008 and provided the results of such testing to the Company in January 2009.  The MEP concluded that the Company should reduce its levels of emissions.  In response, the Company has taken steps to improve its emission output by implementing a Regenerative Thermal Oxidizer (“RTO”) system to meet the EU TALUFT 2002 standards. Implementation will be completed by the end of the third quarter 2010.

C.	ORGANIZATIONAL STRUCTURE

The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984, we changed our name to Taro Vit Industries Ltd., and in 1994, we changed our name to Taro Pharmaceutical Industries Ltd.

The following is a list of our significant subsidiaries and their countries of incorporation as of December 31, 2009:

Name of Subsidiary	Country of Incorporation
Taro Research Institute Ltd.	Israel
Taro Pharmaceuticals U.S.A., Inc.	United States
Taro Pharmaceuticals Inc.	Canada
Taro Pharmaceuticals North America, Inc.	Cayman Islands
Taro Pharmaceuticals Europe B.V.	Netherlands
Taro Pharmaceuticals Ireland Limited	Ireland
Taro International Ltd.	Israel

The share capital of Taro U.S.A. is divided into two classes. The Company owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. TDC owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. TDC has agreed to vote all of its shares in Taro U.S.A. for such persons as we may designate for any election to its board of directors; however, TDC may terminate the agreement upon one year’s written notice.

The Company owns 99.8% of the shares of Taro Research Institute Ltd. and Taro International Ltd. owns the remaining 0.2%.  The Company owns 100% of Taro Pharmaceuticals North America, Inc., which owns 100% of Taro Pharmaceuticals Inc.  The Company owns 99.75% of Taro Pharmaceuticals Europe B.V. and Taro Pharmaceuticals North America, Inc. owns the remaining 0.25%.  Taro Pharmaceuticals Europe B.V. owns 100% of Taro Pharmaceuticals Ireland Limited.

D.	PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of December 31, 2009:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel1	890,000	Pharmaceutical manufacturing, production laboratories, offices, warehousing, chemical production (including tank farm and chemical finishing plant), and research facility	Long-Term Lease Own Lease Use permit
Yakum, Israel	15,000	Administrative offices	Lease
Brampton, Canada	142,000	Pharmaceutical manufacturing, production laboratories,	Own
		laboratories, administration, distribution and warehousing
Brampton, Canada	75,400	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland	124,000	Pharmaceutical manufacturing, research laboratories and	Own
		warehousing

1.	The majority of the land is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”).

From 2004 through 2006, we invested $137.7 million in property, plant and equipment (“PP&E”) projects.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of approximately 890,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2010 and 2055.  We have the option to renew each lease for an additional 49 years. We also lease approximately 10,000 square feet of adjacent space in Haifa Bay.  The lease for this property commenced on September 30, 1994, with an option to purchase this property at the termination of the lease in 2010, for an amount equal to the average fair market value of the property at January 1, 2001 and December 31, 2010.  For additional information, please refer to Note 6 to our consolidated financial statements included elsewhere in this 2006 Annual Report.

We lease approximately 15,000 square feet of space in a facility located in Yakum, Israel, which is used for administrative and marketing offices.

In February 2002, Taro Canada purchased 74,000 square feet of space that it had leased since March 1997, adjacent to the 68,000 square foot main manufacturing facility which it owns in Brampton, Canada.  In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, which lease term continues to 2010 with renewal options to extend the lease period for an additional 15 years.  In December 2003, Taro Canada purchased a 108,797 square foot building in close proximity to its existing facilities for $3.6 million.  This building was used primarily for warehousing and was sold for net proceeds of $5.2 million on March 29, 2007.

In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, New York, in which it located its United States research operations, for $4.4 million.  In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building and, in May 2005, Taro U.S.A. consolidated its administrative offices and research laboratory to this location.  In September 2006, such research laboratory operations were discontinued.  As of December 31, 2006, a subsidiary of Taro U.S.A. had a mortgage on this property of $11.6 million.

In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for $18.0 million.

Certain capital projects remain under construction at the present time. The duration of the construction relates to the unique technical design and long lead time for custom-made equipment.  It is necessary that our PP&E be in compliance with cGMPs.   The new construction requires prior approval by the Israel Ministry of Health, the FDA and regulatory authorities in Europe, Canada, South Africa and elsewhere, as well as the corresponding environmental monitoring agencies, such as the United States Environmental Protection Agency, in each jurisdiction, before being placed into service.  The complex nature of the chemical and pharmaceutical equipment being installed and the mandatory validation of both the equipment and computerized controls have further added to the time required to complete the projects.

In the pharmaceutical industry, both manufacturing plants and equipment must be constructed and installed in accordance with regulations designed to meet stringent quality and sterility guidelines, among others.  In order to meet these requirements, certain validation processes are required to be completed prior to commencing commercial production.

Design qualification (“DQ”), installation qualification (“IQ”), operational qualification (“OQ”), performance qualification (“PQ”) and validation are the steps required by cGMPs to bring plants and/or equipment to the status of their intended use.  In the performance of these activities, the Company uses both internal and external resources.  The Company capitalizes external costs and those internal costs that are direct and incremental to the activities required to bring the facilities and activities to commercial production.

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

As fully described below, the nature of the activities performed by the employees whose salaries were capitalized include only the work and the direct costs associated with the factory acceptance test (“FAT”), the installation of equipment and the qualification and testing of the equipment prior to its commercial use.

The typical stages for defining the beginning and the completion of such construction projects include: planning and design of the facilities; construction; purchase, transportation and installation of equipment; equipment and facility validation (run in tests); and process and product validation.

All new equipment must undergo IQ, OQ and PQ in order to test and verify, according to written protocols, that all aspects of the equipment meet pre-determined specifications.  IQ is defined as the documented evidence that the equipment has been installed according to the approved drawings and specifications.  OQ is the documented evidence that all aspects of the equipment and the facility operate as intended within pre-determined ranges, according to the operational specifications.  PQ is defined as the documented evidence that all aspects of the facility, utility or equipment that can affect product quality perform as intended in the pre-determined acceptance criteria.

Such qualification and validation activities are required for all equipment and systems that have an impact on or affect product quality and are required prior to commencing commercial production.  At the time of installation and validation, all employees who will operate and maintain the equipment from the engineering, technology and maintenance departments are appropriately trained.  At this stage in the installation and validation process, experts from the equipment manufacturer are on site, as part of the purchase contract, to provide training to Company employees in the operation and maintenance of the equipment.

This phase, which is necessary to bring the asset to the condition required for its intended use, is handled by a multi-functional team of engineers and technologists.  The direct costs are the direct labor and the material consumed during this stage of installation and validation such as bottles, ampoules and raw materials.  Incremental costs, which have arisen in direct response to the additional activity, include the expenses directly attributable to any employee’s time fully dedicated to the project in question.  After the equipment has passed all IQ, OQ and PQ tests, it is then tested for its ability to actually manufacture the specific products that are intended to be produced on the equipment.  Three consecutive successful validation batches must be produced.  This process is performed jointly by the technology and the manufacturing departments.  In addition, the cleaning of the equipment must be validated to assure that there is no carry-over residue to the next product to be manufactured using the equipment.  Only after the validation batches that are manufactured using the new equipment pass quality control and quality assurance tests can they be released for sale, completing the validation process. No further costs are capitalized.  This process is performed for all products.

This phase is handled by the technology department.  On occasion, the engineering department is also involved.  Direct costs for this stage would include all direct costs, such as payroll, attributable to the project.  Incremental costs would include the expenses attributable to any management time fully dedicated to the project in question.

During the installation process, materials from inventory are consumed.  For example, in order to qualify a tablet press machine or an ampoule filling machine, we use raw materials, including APIs and excipients, to run the qualification test.  As part of this test, actual tablets are manufactured and costs are incurred.  These tablets may neither be distributed nor sold.  These qualification procedures are part of cGMPs mandated by the FDA and its international counterparts.  The amount of inventory capitalized as part of these projects is less than one percent of the total cost of the assets.  We do not capitalize, as part of the asset cost, inventories that are routinely produced in commercial quantities on a repetitive basis.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RECENT DEVELOPMENTS

Investment by Sun and Terminated Merger Agreement with Sun

Review of Strategic Alternatives

In early November 2006, because of decreasing liquidity, the Company retained The Blackstone Group (“Blackstone”), an investment banking firm, to assist it in exploring strategic alternatives, which included efforts to raise capital or find a suitable merger partner for Taro. Following an extensive process begun in 2006 and review of numerous proposals, in May 2007 we entered into definitive documentation with Alkaloida to effect an investment and a merger with Alkaloida.

Equity Investments by Alkaloida, a subsidiary of Sun

In May 2007, we announced that we had entered into a share purchase agreement, dated May 18, 2007, (the “Share Purchase Agreement”) with Alkaloida, pursuant to which, in May 2007, Alkaloida invested $40.7 million in consideration for 6,787,500 of our ordinary shares at a price per share of $6.00, and Sun received a 3-year warrant to purchase an additional 6,787,500 of our ordinary shares with an exercise price per share of $6.00.  On August 2, 2007, Sun exercised a portion of its warrants in favor of Alkaloida, as assignee, and purchased 3,000,000 additional shares at an exercise price of $6.00 per share, or $18.0 million.  This additional investment, together with its original purchase of the Company’s newly issued shares, brought Sun’s investment in the Company to $59.0 million.  See Item 8 – “Financial Information – Consolidated Statements and Other Financial Information.”

Proposed Merger with Alkaloida

In May 2007, we announced that we had entered into a definitive Merger Agreement with Alkaloida and Aditya, an Israeli Company and a wholly owned subsidiary of Alkaloida, pursuant to which Aditya would merge with us and each of our ordinary shares would be converted into the right to receive $7.75 in cash. Under the terms of the Merger Agreement, to the extent required or requested by our creditors, Alkaloida undertook to repay up to $224.0 million of our debt. The merger was subject to a number of terms and conditions, including the approval of our shareholders, certain Israeli governmental authorities and the review by the FTC.

In addition to the Merger Agreement, in May 2007, Drs. Barrie Levitt and Daniel Moros, Ms. Tal Levitt, Dr. Jacob Levitt and TDC, entered into the Option Agreement, pursuant to which Sun was granted the Options, whose exercise permit Sun to acquire (i) TDC, pursuant to a merger transaction with a subsidiary of Sun for consideration of approximately $18.1 million (i.e., an amount equivalent to $7.75 for each ordinary share held by TDC), (ii) 2,405,925 ordinary shares owned by Drs. Barrie Levitt and Daniel Moros and Ms. Tal Levitt for $7.75 per ordinary share, and (iii) all of the Class B stock of Morley & Company (“Morley”) held by Dr. Barrie Levitt for no consideration.  The Options were exercisable by Sun and its affiliates for 30 days after termination of the Merger Agreement, provided certain conditions were met, including, to ensure all other shareholders selling their shares were afforded the same opportunity, that Sun and its affiliates must promptly thereafter commence a tender offer to purchase any and all outstanding ordinary shares owned by all other shareholders of the Company for $7.75 per share.

On June 8, 2007, we announced that we had scheduled an Extraordinary General Meeting of the Shareholders of the Company (the “Shareholders’ Meeting”), to be held on July 23, 2007, for the purpose of approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement.

On July 22, 2007, on the eve of the Shareholders’ Meeting, in view of the numerous legal proceedings initiated by Templeton to try to avoid the convening of the meeting and the confusion and uncertainty these legal proceedings created among Company shareholders, and when it became apparent that the shareholders would not approve the merger, Sun requested a postponement of the meetings and asked for additional time to communicate directly with certain shareholders that opposed the proposed merger.  At the same time, Sun decided to increase its investment in the Company by partially exercising its warrants and buying an additional 3,000,000 ordinary shares for $18.0 million (as discussed above under “Equity Investments by Alkaloida”).  Sun also agreed to eliminate the non-solicitation provisions of the Merger Agreement so that we could determine whether a third-party might be willing to propose a transaction on terms that our shareholders would find more acceptable.  Ultimately, Sun’s efforts to overcome the opposition to the merger were unsuccessful, and the Shareholders’ Meeting to vote on the merger was never held.

During the period between July 2007 and February 2008, Sun advised the Company that it had engaged in discussions with the largest two shareholder groups that were opposed to the merger, Templeton and Brandes Investment Partners, L.P. (“Brandes”), to solicit their agreement to proceed with our merger with Sun at an increased price per share satisfactory to each of them. On February 19, 2008, Sun purchased 3,712,557 ordinary shares from Brandes in a privately negotiated transaction at a price of $10.25 per share in cash.

Shortly after the acquisition of the Brandes shares, Sun proposed to Taro that the Merger Agreement be amended to increase the merger price per share to the same $10.25 per share that Sun paid Brandes for its shares.

On May 14, 2008, at the invitation of Dr. Barrie Levitt, the Company’s Chairman of the Board, Mr. Dilip S. Shanghvi, Sun’s Chairman and Managing Director, presented Sun’s position to the Board.  He asked the Board to accept Sun’s proposed $10.25 per share price by May 28, 2008, and that, if the Board did not, he indicated that Sun would commence a tender offer at a lower price.

The Board received advice from its financial advisor, Merrill Lynch & Co., Inc. (“Merrill Lynch”) that, based on Taro’s most recent projections at the time, and other assumptions made, procedures followed, matters considered and limitations described at such period, Sun’s proposed increased price of $10.25 was inadequate from a financial point of view.  Thereafter, the Board and its advisors evaluated Sun’s presentation and, at a meeting of the Board held on May 25, 2008, the Board confirmed its view that $10.25 per share was an inadequate price, even after considering Sun’s presentation.  Thereafter, Sun repeatedly rebuffed the Company’s attempts to engage in meaningful price negotiations. Sun refused several requests to have Taro’s investment bankers meet with Sun’s investment bankers to discuss valuation.

Given Sun’s steadfast refusal to negotiate, on May 27, 2008, the Board determined that permitting the Merger Agreement to remain in force was no longer in the best interests of the Company’s shareholders.  The Board determined that the Merger Agreement had become stale and did not reflect the dramatic operational and financial turnaround that the Company had achieved since the prior year, the future value that the Company expected to achieve from the changes made in its business model and the value in its new product pipeline.  The Board also noted that the operational constraints in the Merger Agreement were interfering with the Company’s ability to manage its business for the benefit of all of its shareholders, and that, but for certain of these constraints, Taro’s profitability and cash resources could have been higher. Therefore, the Board acted to terminate the Merger Agreement.

On May 28, 2008, the Company announced it had terminated the Merger Agreement in accordance with its terms.  That same day, Taro and the Non-Executive Directors filed an originating motion against Sun, Alkaloida and Aditya with the District Court seeking, among other things, a declaratory ruling that they are not allowed to purchase or offer to purchase additional ordinary shares that would result in an increase in Sun’s voting power to more than 45% of the total voting power of the Company, other than by means of a Special Tender Offer in accordance with provision 328 of the Israeli Companies Law (the “STO Motion”).  An additional shareholder in the Company, Templeton joined as an applicant to the proceeding, also arguing that a Special Tender Offer is required.

The Special Tender Offer rules under Israeli law provide certain protections for minority shareholders. Under these rules, a Special Tender Offer may only be consummated if (i) the total number of shares tendered exceeds the number of shares as to which notices of objection to the offer have been filed (excluding from this calculation, shares owned by the offeror, as well as shares owned by the holders of more than 25% of the outstanding voting power of the company, including, in each case, shares owned by their respective affiliates) and (ii) shares having at least 5% of the outstanding voting power of the company are tendered and purchased pursuant to the offer.

On May 29, 2008, Sun delivered a letter from Mr. Shanghvi to Dr. Levitt in which he claimed, among other things, that the Company was not entitled to terminate the Merger Agreement.

On June 5, 2008, Sun delivered a letter from Mr. Shanghvi to the Company, and issued a press release announcing, among other things, that Sun intended to dispute the validity of the Company’s termination of the Merger Agreement and that it objected to the Company’s proposed plans to pursue the sale of its subsidiary’s manufacturing operations in Roscrea, Ireland.

On June 15, 2008, the Company delivered a letter from Dr. Levitt to Mr. Shanghvi advising him that the Company categorically denied all of the allegations made in Mr. Shanghvi’s June 5 letter and that the Company had that day commenced litigation in Israel against Sun to stop Sun from engaging in practices that the Company deemed detrimental to the Company’s ability to maximize the value of the Irish operations in a sale.  At the same time, the letter invited Sun to submit an offer to purchase the Irish operations.  The letter assured Sun that the Company would give any proposal submitted by Sun the same serious consideration that all bona fide offers would receive.  On June 23, 2008, Sun delivered another letter from Mr. Shanghvi to Dr. Levitt reiterating Sun’s objection to the Company’s plans to sell its Irish operations and informing the Company that it would not submit a bid to purchase those operations.

On June 24, 2008, Sun publicly disclosed the text of this letter and that it had purchased 797,870 ordinary shares the previous day from Harel Insurance Company Limited in a privately negotiated transaction at a price of $9.50 per share in cash.

On June 25, 2008, Sun gave notice that it was exercising the Options under the Option Agreement and publicly announced that it would in the next few days commence a tender offer for all ordinary shares at a price of $7.75 as required by the Option Agreement.

At the same time, Sun also announced that it had filed a lawsuit in New York State Court against the Company and all of its directors.  The lawsuit alleges, among other things, that (i) the Company and the directors fraudulently induced Sun to expend nearly $100 million to purchase Taro shares and to enter into the Merger Agreement based on the belief that, if the Merger Agreement was terminated, the Option Agreement would allow for a transfer of a controlling interest in Taro to Sun, when (according to Sun) the members of the Levitt and Moros families “had no present intention of honoring the Option Agreement”; (ii) defendants breached and/or improperly terminated the Merger Agreement; (iii) members of the Levitt and Moros families breached the Option Agreement; and (iv) defendants violated the duty of good faith and fair dealing under Israeli contract law and have been unjustly enriched in violation of Israeli law.  The complaint seeks, among other things, compensatory and punitive damages in an amount to be determined at trial, declaratory judgments that the Merger Agreement was improperly terminated and the Option Agreement is valid and binding upon the members of the Levitt and Moros families who signed it, and injunctive relief.  The members of the Levitt and Moros families who signed the Option Agreement have answered the claims in the complaint relating to the Option Agreement, denying that they violated the terms thereof and asserting affirmative defenses to such claims.  With respect to the remaining claims, all defendants have moved to dismiss them on the grounds, among others, that they fail to state a cause of action.  Certain directors have also moved to dismiss on the grounds that the court lacks personal jurisdiction over them.  The motions to dismiss have been fully briefed but have not yet been argued.

On June 30, 2008, Sun commenced the Sun Offer.

On June 30, 2008, the Board held a meeting to discuss the Sun Offer.  Representatives of Merrill Lynch and Blackstone, the Company’s financial advisors, discussed with the Board various financial analyses of the Sun Offer.  On July 8, 2008, the Board held a further meeting to consider the Sun Offer.  After reviewing a draft of the Schedule 14D-9 (as defined below) and certain other matters, the Board (with Drs. Levitt and Moros and Ms. Levitt neither participating in the deliberations nor voting) unanimously resolved to recommend that the shareholders reject the Sun Offer based on the determination that the Sun Offer was, among other things, financially inadequate and a “sham” offer because the Board believed Sun knew that it would not be accepted by the shareholders. More information on the Board’s recommendation to the shareholders may be found on the Company’s Schedule 14D-9 which was filed with the SEC as required by law.

At a hearing held on July 14, 2008 before the District Court of Tel Aviv on the STO Motion, it was agreed by the parties that the expiry date of the Sun Offer, July 28, 2008, be extended to September 2, 2008. Furthermore, it was decided to add Templeton, at Templeton’s request, as an additional applicant to the claim.

On August 26, 2008, the District Court ruled that Sun is not required to make a Special Tender Offer.  On August 28, 2008, the Company and its Non-Executive Directors filed an appeal with the Supreme Court of the State of Israel (the “Israeli Supreme Court”), and also requested a temporary injunction prohibiting Sun from closing or proceeding with the Sun Offer. On September 1, 2008, the Israeli Supreme Court granted a temporary injunction, ordering that, “The respondents 1-3 [i.e., Sun, Alkaloida and Aditya] must refrain from taking any action to further their tender offer for the purchase of the Appellant Company’s [i.e., Taro] shares, and the current situation in the Company will be preserved, until a decision on the appeal itself is issued.”

On December 2, 2008, Sun delivered letters from Mr. Shanghvi to Drs. Levitt and Moros, demanding that the Company issue audited financial statements and claiming that the Company’s indemnification provisions are void.

On January 26, 2009, at the Israeli Supreme Court's suggestion, the Company, Sun and Templeton agreed to participate in mediation.  In addition, though not parties to the appeal, Dr. Barrie Levitt, Dr. Daniel Moros and Ms. Tal Levitt also participated in the mediation.  The parties disagreed as to whether an agreement was reached, and on March 30, 2009, Sun reported to the Israeli Supreme Court that no final mediation agreement was reached.  The appeal is pending before the Israeli Supreme Court while a decision is awaited.

On May 14, 2009, Sun and Alkaloida brought a lawsuit against the Company and its directors in the District Court.  The plaintiffs requested the District Court to order the Company and the Directors to prepare, complete and submit to the authorities and present to the general meeting of the shareholders audited financial statements for the years 2006 and thereafter within 45 days of judgment. Although the suit contained other requests for relief, the District Court struck the remainder of the claims in December 2009.  The motion as it relates to the issuance of audited financial statements is pending before the District Court.

On September 29, 2009, the Company filed a lawsuit against Sun and certain of its affiliates in the United States District Court for the Southern District of New York alleging violations of the federal securities laws for failing to disclose material information in the Sun Offer.  The lawsuit also alleged unlawful use and improper disclosure of the Company’s proprietary and confidential business information in violation of a non-disclosure agreement between Sun and the Company prior to the time the Merger Agreement was signed.  Taro seeks, among other things, to enjoin the Sun Offer pending corrective disclosure as well as damages and injunctive relief.

On November 1, 2009, Taro and the Non-Executive Directors filed a motion to submit new evidence to the Israeli Supreme Court in the framework of the appeal on the District Court’s ruling, that Sun is not required to make a Special Tender Offer.   On November 12, 2009, Sun, Alkaloida and Aditya filed their response to the motion to submit new evidence. The motion to submit new evidence is pending.

On November 25, 2009, Templeton filed with the Israeli Supreme Court an application to be struck out as an appellant in the appeal on the District Court’s ruling that a Special Tender Offer is not required. Contrary to its previous position, in its new application Templeton requests the Israeli Supreme Court to exempt Sun from its duty to make a Special Tender Offer. On February 3, 2010, the Israeli Supreme Court struck Templeton as an appellant; however, the Supreme Court ordered Templeton to remain a part to the proceedings as a respondent.

Sun provided notice to the Company on December 1, 2009 regarding its exercise of its Warrant.  On December 15, 2009, Sun, Alkaloida and Aditya filed an application for clarification with the Israeli Supreme Court, in which the Supreme Court was asked to clarify that the temporary injunction that was granted by the Israeli Supreme Court on September 1, 2008, in the appeal filed by the Company and its Non-Executive Directors on August 28, 2008, does not apply to the exercise of the Warrant, which Sun declared its intention to exercise.  On February 3, 2010, the Israeli Supreme Court ruled that the purpose of the temporary injunction is to maintain the status quo of the Company and that Sun could not exercise the Warrant until the appeal proceedings are over.  The Company agreed to extend the expiration date of the Warrant, which the Israeli Supreme Court noted in its decision.  The appeal has been briefed and argued and is sub judice before the Israeli Supreme Court.

For a more detailed discussion of the legal proceedings, see Item 8 – “Financial Information.”

Annual General Shareholders Meeting

The Company held its annual general shareholders meeting on December 31, 2009, in Haifa, Israel.  The Company’s shareholders voted to elect all of the directors who were recommended for election with the exception of the two statutory external directors.  The Company’s shareholders also approved the ratification of indemnification for Non-Executive Directors and the appointment of the Company’s independent auditors.

Late Filing of our Annual Reports on Form 20-F for Years-Ending 2005, 2006, 2007 and 2008

We did not timely file our 2005 Form 20-F, this 2006 Annual Report, our 2007 Annual Report and our 2008 Annual Report.  As a result of the late filing of our 2005 Form 20-F and this 2006 Annual Report, as well as the continued failure to file the 2007 and 2008 Annual Reports, the Company experienced a number of significant negative consequences.  See “NASDAQ Stock Market Delisting,” and “Compliance with Covenants in Debt and Loan Agreements,” in this “Recent Developments” section.

In addition, we are not able to access public capital markets due to our non-compliance with SEC reporting requirements for the years 2005 to 2008.

The Company received a letter from the SEC in May 2009 noting that the Company is not currently in compliance with its SEC reporting requirements, and advising that, until the Company complies with such reporting requirements, an administrative proceeding could be brought to revoke the Company’s registration under the Exchange Act and that the Company’s stock also could be subject to a trading suspension by the SEC pursuant to the Exchange Act.  The Company responded promptly to the SEC, explaining the reasons for the delay in filing its annual reports for 2006 and 2007 as well as its significant and continuing efforts to return to compliance with its financial reporting obligations as soon as possible.  While there can be no assurance that the SEC will not proceed as described, the Company is continuing every effort to comply with its financial reporting obligations.

Appointment of New Chief Financial Officer

On April 8, 2008, we announced that we had appointed Ron Kolker to the position of Senior Vice President and Chief Financial Officer of the Company. Mr. Kolker had been Group Vice President and Corporate Controller of the Company and had also served as interim Chief Financial Officer of the Company from January 2007 to May 2007, following the departure of the Company’s former Chief Financial Officer.

Independent Investigation

     On August 29, 2006, we announced that the Company’s audit committee (the “Audit Committee”) had retained Jenner & Block LLP (“Jenner”) as independent counsel to investigate certain matters relating to the restatement detailed in the 2005 Form 20-F (for years ended 2003 and 2004). On October 30, 2006, we announced that Jenner had rendered its report to the Board of Directors, and had advised the Board that, based on its investigation, it did not find in the Company’s 2003 and 2004 financial statements an intentional misstatement of reserves relating to sales to wholesaler customers. However, Jenner further reported that it had concluded that a member of the Company’s senior financial management caused the Company to make misleading statements in correspondence to members of the staff of the SEC, responding to inquiries by the staff with respect to the Company’s financial statements for 2003 and 2004, and that such individual and another member of the Company’s financial management also made misrepresentations to employees of Ernst & Young, the Company’s independent auditors, concerning the availability of wholesaler inventory data. No other Company personnel were found to have engaged in such conduct. Jenner also found that the Audit Committee had complied with its fiduciary duties and had adequately investigated certain matters that our independent auditors had brought to its attention in connection with their work on the audit of the Company’s 2005 financial statements.

     After Jenner delivered its report, the Company’s former Senior Vice President and Chief Financial Officer, as well as another member of financial management employed by Taro U.S.A., located in New York, resigned from their positions, effective immediately. Both individuals advised the Board that they vigorously disagreed with Jenner’s findings with respect to their actions. On October 30, 2006, we also announced that we had appointed Rebecca A. Roof, a Managing Director at AlixPartners LLP, as Interim Chief Administrative and Restructuring Officer, and that we were conducting searches for a replacement Chief Financial Officer and a senior financial manager for Taro U.S.A. Until the search for a permanent Chief Financial Officer was completed, Mr. Kolker, formerly Vice President of Finance for Taro U.S.A., became Group Vice President, Corporate Controller and Interim Chief Financial Officer.

     In a meeting on November 7, 2006, Jenner presented its findings to representatives of the Northeast Regional Office of the SEC, the United States Attorney’s office for the Eastern District of New York, and the PCAOB. We understand that the United States Attorney’s Office for the Eastern District of New York has requested that Jenner provide copies of certain documents it reviewed in connection with its investigation, and we have authorized the production of such documents other than those that may be subject to applicable privilege.

NASDAQ Stock Market Delisting

On July 21, 2006, we received a staff determination from the Listing Qualifications Department of The NASDAQ Stock Market stating that because NASDAQ had not received our 2005 Form 20-F as required by NASDAQ Marketplace Rule 4320(e)(12), our ordinary shares were subject to delisting from The NASDAQ Global Select Market unless we requested a hearing. We requested a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) to review the staff determination. Our ordinary shares remained listed pending the review. The Panel determined to continue the listing of our ordinary shares on The NASDAQ Global Select Market, subject to certain conditions, until November 17, 2006.  Subsequently, the Panel granted a further extension of time to December 11, 2006.  On December 12, 2006, we received a notification from the Listing Qualifications Department of NASDAQ that our ordinary shares would be delisted from The NASDAQ Global Select Market after the close of business on Wednesday, December 13, 2006, because we had failed to file our 2005 Form 20-F by December 11, 2006.

Following delisting, our ordinary shares are now quoted on the Pink Sheets under the symbol TAROF. Information regarding the Pink Sheets is available at www.pinksheets.com.  Investors should be aware that trading on the Pink Sheets may result in a reduction in liquidity and trading volume of our ordinary shares.

We requested that the NASDAQ Listing and Hearing Review Council exercise its authority to call for review of the November 15, 2006 decision of the Panel and also to stay the delisting of our ordinary shares.  The Council had until December 29, 2006 to exercise its authority, but did not stay the delisting.

Compliance with Covenants in Debt and Loan Agreements

The delay in issuing the audited financial statements for the years ended December 31, 2005, 2006, 2007 and 2008 resulted in the Company not being in compliance with certain reporting obligations with respect to certain of its debt instruments.  For further information on our debt instruments, see Note 11 “Long-Term Debt” to the consolidated financial statements herein.

Although we are current with respect to our payment obligations under our various loan agreements (some of which have been extended by certain of our creditors), we are not in compliance with certain financial and reporting covenants and other provisions contained in certain of such loan agreements. As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and certain creditors may elect to proceed against the collateral granted to them to secure such indebtedness. In the event such indebtedness is accelerated, we may have difficulties satisfying such obligations and there is no assurance that we could refinance such indebtedness on a timely basis.

With the filing of this 2006 Annual Report and after the filing of our annual reports for the years ending December 31, 2007 and December 31, 2008, together with the issuance of the audited financial statements for the years ended 2008, 2007 and 2006, we will be in compliance with all material financial and reporting covenants prospectively, as further described in Item 5 – “Liquidity and Capital Resources – Debt.”

A.	OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2004, 2005 and 2006, which are included elsewhere in this 2006 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated sales for each period:

	2006		2005		2004
		% of		% of		% of
	Sales	our total	Sales	our total	Sales	our total
	in thousands	sales	in thousands	sales	in thousands	sales
U.S.A.	$192,785	76%	$243,416	84%	$232,230	86%
Canada	37,266	15%	26,420	9%	18,887	7%
Israel	14,942	6%	15,243	5%	14,568	5%
Other	7,276	3%	3,544	2%	5,303	2%
Total	$252,269	100%	$288,623	100%	$270,988	100%

We generate most of our revenue from the sale of prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States. During the past three years, two customers in the United States accounted for the following proportion of our total consolidated net sales (in millions of dollars):

	2006	2005	2004
Customer	Percent	Percent	Percent
Customer A	*	23%	17%
Customer B	12%	*	*

* Less than 10%

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

Percentage of net sales of certain products on a consolidated basis:

Product	2006	2005	2004
Warfarin	14%	14%	15%
Clomitrazole	*	10%	11%

* Less than 10%

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

Certain customary industry selling practices affect our supply of working capital; for example, industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand, we try to maintain adequate levels of inventories. Increased demand for existing products and preparation for new product launches, the exact timing of which cannot be determined accurately, have generally resulted in higher levels of inventory. However, anticipated growth in sales of any individual product, or of all products, may not materialize. Consequently, inventories prepared for these sales may become obsolete and have to be written off.

Another industry practice causes us to provide our customers with limited rights to return products, receive rebates, assert chargebacks and take other deductions with respect to sales that we make to them. See Item 5.A – “Critical Accounting Policies – Allowance for Sales Deductions and Product Returns.”  The exercise of these rights by customers to whom we have granted them has an impact, which may be substantial, upon our working capital. Although we feel that such sales are collectible, payment may not be received in a timely manner.

We continuously monitor our aged receivables and our customers’ creditworthiness.  We also engage in active and intensive collection efforts as necessary.

CRITICAL ACCOUNTING POLICIES

For a discussion of the corrections related to the restatement, see the “Explanatory Note” at the beginning of this 2006 Annual Report and Note 2 to the accompanying consolidated financial statements.  Effects of the restatement are incorporated in the following descriptions of critical accounting policies.  Because of the time period that has passed since December 31, 2006, actual experience was used to determine our accounting for most of the items discussed below.

Use of Estimates.  In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and underlying assumptions can impact all elements of our financial statements.  Taro uses estimates when accounting for product returns and sales deductions from revenues, determining the valuation and recoverability of assets (e.g., accounts receivables, inventories, and intangible assets), and the reported amounts of accrued liabilities. We regularly evaluate our estimates and assumptions, using historical experience, third-party data, and market and external factors.  Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.  We adjust our estimates and assumptions when facts and circumstances indicate the need for change.  It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Revenue Recognition.  We sell our products directly to wholesalers, retail drug store chains, mass merchandisers, grocery chains and other direct purchasers and customers that acquire our products indirectly through wholesalers.

We recognize revenues from product sales when title and risk of loss have transferred to our customers and when the criteria in Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”) and SFAS No. 48, “Revenue Recognition When Right of Return Exists,” (“SFAS 48”) have been satisfied.  Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) our price to our customers is fixed or determinable; (iv) collectibility is reasonably assured; and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated.

Allowance for Sales Deductions and Product Returns. When we recognize and record revenue from the sale of our pharmaceutical products, we record an estimate in the same financial reporting period for product returns, chargebacks, rebates and other sales deductions, which are reflected as reductions of the related gross revenue.   Beginning in 2006, we regularly monitor customer inventory information at our three largest wholesale customers to assess whether any excess product inventory levels may exist.  We review this information along with historical product and customer experience, third-party prescription data, industry and regulatory changes and other relevant information and revise our estimates as necessary.

Our estimates of inventory in the distribution channel are based on inventory information reported to us by our major wholesale customers, historical shipment and return information from our accounting records and third-party data on prescriptions filled.  Our estimates are subject to inherent limitations pertaining to reliance on third-party information.

Product returns
Consistent with industry practice, we generally offer our customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”).  Product returns are identified by their manufacturing lot number.  Because we manufacture in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one-to-three month period.  As a result, although we cannot associate a product return with the actual shipment in which such lot was included, we can reasonably estimate the period (in months) over which the entire lot was shipped and sold.  We use this information to estimate the average time period between lot shipment (and sale) and return for each product, which we refer to as the “return lag.”  The shelf life of most of our products ranges between 18-36 months.  Because returns of expired products are heavily concentrated during the return period, and given our historical data, we are able to reasonably estimate return lags for each of our products.  These return lags are periodically reviewed and updated, as necessary, to reflect our best knowledge of facts and circumstances.  Using sales and return data (including return lags), we determine a rolling average monthly return rate to estimate our return reserves.  We supplement this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, our planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of our return reserve.  We continuously monitor factors that could affect our estimates and revise the reserves as necessary.  Our estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

In determining our product return reserve at December 31, 2005 and statements of operations impact for the years ended December 31, 2005 and 2004, we considered actual subsequent return data along with estimated sales data related to these returns to validate our returns exposures.  Because the large majority of our expired product returns occur within 36 months, this data was available and deemed most appropriate to consider for our restated amounts.  Our product return reserve, at December 31, 2006 and related statement of operations impact for the year ended December 31, 2006, also considered actual product returns experienced subsequent to December 31, 2006 to validate the product return reserve estimate based on the methodology described above.

Beginning in 2006, we monitor the levels of inventory in our distribution channels to assess the adequacy of our product returns reserve and to identify potential excess inventory on hand that could have an impact on our revenue recognition.  We do not ship product to our wholesalers when it appears they have an excess of inventory on hand, based on demand and other relevant factors, for that particular product.   Additionally, as a general practice, we do not ship products that have less than 12 months until expiration (i.e., “short dated sales”).

Chargebacks
We have arrangements with certain customers that allow them to buy our products directly from our wholesalers at specific prices.  Typically these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices.  In exchange for servicing these third-party contracts, our wholesalers can submit a “chargeback” claim to us for the difference between the price sold to the third-party and the price at which it purchased the product from us.  We generally pay chargebacks on generic products, whereas branded products are typically not eligible for chargeback claims.  We consider many factors in establishing our chargeback reserves including inventory information from our largest wholesale customers (beginning in 2006) and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors. Our chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory.  We review the methodology utilized in estimating the reserve for chargebacks in connection with analyzing our product return reserve each quarter and make revisions as considered necessary to reasonably estimate our potential future obligation.

Rebates and other deductions
We offer our customers various rebates and other deductions based primarily on their volume of purchases of our products.  Chain wholesaler rebates are rebates that certain chain customers claim for the difference in price between what the chain customer paid a wholesaler for a product purchase and what the chain customer would have paid if such customer had purchased the same product directly from us. Cash discounts, which are offered to our customers, are generally 2% of the gross sales price, and provide our customers an incentive for paying within invoice terms (30 to 90 days).  Medicaid rebates are earned by states based on the amount of our products dispensed under the Medicaid plan. Billbacks are special promotions or discounts provided over a specific time period to a defined customer base, and for a defined product group.  Distribution allowances are a fixed percentage of gross purchases for inventory shipped to a national distribution facility that we pay to our top wholesalers on a monthly basis.  Administration fees are paid to certain wholesalers, buying groups, and other customers for stocking our products and managing contracts and servicing other customers.  Shelf stock adjustments, which are customary in the generic pharmaceutical industry, are based on customers’ existing levels of inventory and the decrease in the market price of the related product. When market prices for our products decline, we may, depending on our contractual arrangements, elect to provide shelf-stock adjustments and thereby allow our customers with existing inventories to compete at the lower product price. We use these shelf-stock adjustments to support our market position and to promote customer loyalty.

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information.  Based on our historical experience, substantially all claims for rebates and other sales deductions are received within 24 months.  Therefore, at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, we considered subsequent actual claims submitted by our customers in determining our reserves and related statements of operations impact for rebates and other sales deductions.

Three-year summary
The following table summarizes the activities for sales deductions and product returns for the three years ended December 31, 2006:

For the Year Ended December 31, 2006 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(87,281)	$(200,582)	$247,652	$(40,211)
Rebates and Other	(64,612)	(81,804)	107,624	(38,792)
Total	$(151,893)	$(282,386)	$355,276	$(79,003)

Current Liabilities
Returns	$(63,535)	$(11,850)	$41,241	$(34,144)
Others (1)	(26,164)	(19,182)	22,075	(23,271)
Total	$(89,699)	$(31,032)	$63,316	$(57,415)

For the Year Ended December 31, 2005 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(106,205)	$(241,750)	$260,674	$(87,281)
Rebates and Other	(20,763)	(100,939)	57,090	(64,612)
Total	$(126,968)	$(342,689)	$317,764	$(151,893)

Current Liabilities
Returns	$(73,042)	$(44,411)	$53,918	$(63,535)
Others (1)	(48,219)	(8,453)	30,508	(26,164)
Total	$(121,261)	$(52,864)	$84,426	$(89,699)

For the Year Ended December 31, 2004 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(104,442)	$(215,797)	$214,034	$(106,205)
Rebates and Other	(7,967)	(100,500)	87,704	(20,763)
Total	$(112,409)	$(316,297)	$301,738	$(126,968)

Current Liabilities
Returns (2)	$(48,513)	$(50,122)	$25,593	$(73,042)
Others (1)	(61,855)	(8,772)	22,408	(48,219)
Total	$(110,368)	$(58,894)	$48,001	$(121,261)

(1) Includes indirect rebates and others.
(2) Provision includes $20 million cash reserve received from Medicis for its returns exposure related to Lustra.

Inventory.  Inventories are stated at the lower of cost or market. Cost is determined as follows: raw and packaging materials—mainly on an average cost basis; finished goods products and products still in process, mainly on an average production cost including direct and indirect, or overhead, manufacturing expenses. Our finished goods inventories generally have a limited shelf life and are subject to obsolescence as they approach their expiration dates. As a result, we record a reserve against all of our finished goods inventory with expiration dates of less than 12 months and use historical experience to estimate the reserve for products with expiration dates of more than 12 months from the balance sheet date.  When available, we used actual data to validate our estimates.  We regularly evaluate our policies and the carrying value of our inventories and establish a reserve against the carrying value of our inventories. The determination that a valuation reserve is required, as well as the appropriate level of such reserve, requires us to utilize significant judgment. Although we make every effort to ensure the accuracy and reasonableness of our forecasts of future demand for our products, any significant unanticipated decreases in demand, or unanticipated changes in our major customer inventory management policies, could have a material impact on the carrying value of our inventories and reported operating results.

Valuation of Long-Lived Assets and Goodwill.  We evaluate our long-lived assets for impairment and perform annual impairment testing on December 31 for goodwill and other indefinite-lived intangible assets and other long-lived assets when impairment indicators exist. Impairments are recorded for the excess of a long-lived asset’s carrying value over fair value. Some examples of impairment indicators are as follows:

●
Changes in legal or business climate that could affect an asset’s value. For example, a failure to gain regulatory approval for a product or the extension of an existing patent that prevents our ability to produce a generic equivalent.

●	Changes in our ability to continue using an asset. For example, restrictions imposed by the FDA could reduce our production and sales volume.

●	Decreases in the pricing of our products. For example, consolidation among our wholesale and retail customers could place downward pressure on the prices of some of our products.

We estimate the fair value of our long-lived assets other than goodwill, such as product rights, using a discounted cash flow analysis or market approach where appropriate when required under applicable GAAP. Under the discounted cash flow method, we estimate cash flows based on our forecasts and discount these cash flows using the appropriate rate to determine the net present value of the asset. The net present value of our assets is affected by several estimates, such as:

●	The timing and amount of forecasted cash flows

●	Discount rates

●	Tax rates

●	Regulatory actions

●	Amount of competition

●	Manufacturing efficiencies

●	The number and size of our customers

For the year-ended December 31, 2006 we determined that certain of our long-lived assets were impaired.  Accordingly, we reduced the value of our property, plant and equipment and intangible assets by $53.8 million.  Approximately $24.0 million was related to intangible assets including U-Kera and Lustra product rights, and approximately $29.8 million was related to property, plant and equipment, the majority of which arose from the discontinuation of our manufacturing facility in Ireland.  $25.9 million of these impairments, including all of the product rights were charged to cost of goods sold, and $27.9 million of these impairments, including the facility charges were charged to operating expenses in the Company’s Consolidated Statements of Operations.  We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two step procedure. First, we compare the market value of our equity to the carrying value of our equity. If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations. An impairment is recorded for the difference between the implied fair value and carrying value of goodwill. The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities. We have not recorded any impairments for goodwill for the years ended December 31, 2006, 2005, and 2004.

Income Taxes. We determined deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, we conclude that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2006, we had fully reserved for our deferred tax assets in the United States.  If actual results differ from our estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. If we determine that we will be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase net income in the period in which such determination is made.

Although we believe we have adequately reserved for our tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Stock Options.  We account for stock-based compensation in accordance with the provisions of SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123(R)”).  Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and valued restricted stock based on the market value of the underlying shares at the date of grant.  We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs.

 The fair value of an award is affected by our stock price on the date and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The adoption of FIN 48 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’ (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company believes that the adoption of SFAS 159 will not have a material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified EITF Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”).  EITF 07-3 provides guidance on the capitalization of non-refundable advance payments for goods and services to be used in future research and development activities, until such goods have been delivered or the related services have been performed. This issue will be effective for the Company for fiscal year beginning after December 15, 2007 and interim periods within those fiscal years. The Company believes that the adoption of this pronouncement will not have a material effect on the Company’s consolidated financial statements.

In November 2007, the EITF issued EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property” (“EITF 07-1”).  Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product.  Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a “virtual joint venture”).  The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities.  Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses.  The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election.  EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008.  The adoption of EITF 07-1 will not have any material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will generally be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. This statement will be effective for us as of the year beginning January 1, 2009. The impact of the adoption of SFAS 141R on the Company’s consolidated financial statements would depend on the nature, terms and magnitude of acquisitions we may consummate in the future.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”).  SFAS 160 establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. These statements will be effective for us as of the year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, the adoption of SFAS 160 would have on our consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, the continuation of the use of the simplified method beyond December 31, 2007. Effective January 1, 2008, the Company believes that the adoption of SAB 110 will not have a material impact on its consolidated financial statements.

In February 2008, the FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FAS 157-1”), and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”.  Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS 157.  The Company believes that the adoption of FAS 157-1 will not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R)” (“SFAS 167”), which amends existing accounting rules for consolidation of variable interest entities. Under SFAS 167, the primary beneficiary of a variable interest entity is determined by a qualitative rather than a quantitative test previously required under FIN 46 (R). In addition, SFAS 167 requires an ongoing assessment of whether an entity is a primary beneficiary of a variable interest entity, and additional disclosure.  SFAS 167 is effective at the beginning of the first annual reporting period that begins after November 15, 2009. SFAS 167 will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”).  With this statement, the FASB Accounting Standards Codification (“Codification”) becomes the single source of GAAP recognized by FASB in the United States.  The codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of this standard will not affect our results of operations or our financial position.  However, because the Codification replaces any existing GAAP standards, it will affect the way we reference US GAAP within our annual reports and SEC filings.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	Year ended December 31,
	2006	2005	2004
		As restated
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	49.0%	42.5%	47.1%
Impairment	10.3%	0.0%	0.0%
Gross profit	40.8%	57.5%	52.9%
Operating expenses:
Research and development, net	14.4%	15.8%	15.5%
Selling, marketing, general and administrative	43.2%	38.4%	48.1%
Impairment	11.1%	0.0%	0.0%
Total operating expenses	68.7%	54.2%	63.6%
Operating (loss) income	-27.9%	3.3%	-10.7%
Financial expenses, net	4.5%	2.8%	1.8%
(Loss) income before taxes	-32.4%	0.5%	-12.4%
Tax expense	0.3%	0.5%	1.4%
Net (loss) income	-32.8%	0.0%	-13.8%

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005, AS RESTATED

Sales. During 2006, net sales decreased $36.4 million, or 12.6%, from net sales in 2005. Sales in the United States during 2006 decreased $50.6 million, or 20.8%, compared to 2005 sales primarily due to the reduction in wholesale inventories.  In addition, the average selling price of several products declined as the U.S. faced an increasingly competitive market. Sales in Canada increased $10.8 million, or 41.1%, compared to 2005 sales, while sales in Israel and other international markets increased $3.4 million, or 18.3%, compared to 2005 sales.  During 2006, products that we introduced in the United States included, but were not limited to, phenytoin sodium extended release capsules, metronidazole gel and mometasone furoate lotion.  These products contributed in the aggregate approximately $1.5 million to consolidated sales.

Cost of Sales. Cost of sales increased $0.9 million, or 0.7%, in 2006, as a result of a lower level of capacity utilization of our manufacturing facilities, which resulted in a higher level of overhead costs per unit. In addition, a significant portion of our manufacturing is taking place in Canada where we experienced cost related to foreign currency translation. Due to the reduction in the average selling price noted above and a relatively flat cost of sales, cost of sales as a percentage of sales significantly increased for the year ended December 31, 2006 as compared to the year ended December 31, 2005.

Impairment recorded in cost of sales.  For the year ended December 31, 2006 the Company determined that the carrying amount of product rights and other assets were not recoverable and impairments existed. $25,862 in impairment charges were included in cost of goods sold, of which $23,963 were due to product rights and the balance related to building and lab equipment.

Gross Profit. The Company’s gross profit was $102.9 million, or 40.8% of sales, in 2006, while its gross profit was $166.0 million, or 57.5% of sales, in 2005.  The decrease for 2006 was a result of lower sales, increased cost of sales including the impairment charges as noted above.

Research and Development. Net research and development (“R&D”) expenses decreased $9.4 million, or 20.7%, in 2006 compared to the previous year. R&D expenses equaled 14.4% of sales in 2006 and 15.8% of sales in 2005. The decrease in R&D expenses was the result of a reduction of investment in the development of sterile products. The majority of the R&D investment was focused on our core business, including our generic pipeline, and the remainder was focused on our proprietary pipeline, which included our new class of non-sedating barbiturate compounds.

Selling, Marketing, General and Administrative. In 2006, selling, marketing, general and administrative (“SMG&A”) decreased $1.7 million, or 1.5%, from the amount expended in 2005. Our SMG&A expenses, as a percentage of sales, increased to 43.2% in 2006 from 38.4% in 2005.  General and administrative expenses increased $8.8 million, or 16.4%.  General and administrative costs included employee severance expense associated with a notable reduction in force at the Company, as well as legal, accounting and transaction costs incurred other than in the ordinary course of business.  The reduction in selling, marketing and advertising expenses of $10.5 million, or 18.4%, was related to the divestiture of the proprietary consumer products division and the elimination of associated direct to consumer advertising and promotion costs.

Impairment. In addition to the impairment included in cost of sales above, the Company recorded an impairment charge of $27,923 in operating expenses primarily related to its Irish facility.

Operating Results. In 2006, the Company incurred an operating loss of $70.4 million compared to operating income of $9.5 million in 2005, representing a change of $79.9 million. This change reflects the diminished revenues, increase in cost of sales including impairment charges, which were partially offset by decreases in SMG&A expenditures and decreased net R&D expenses.

Financial Expenses. Financial expenses result from interest expense and income, and the impact of foreign currency exchange rate fluctuations. Net financial expenses were $11.5 million in 2006, compared with $8.0 million in 2005, an increase of $3.5 million, or 43.4%. The financial expenses in 2006 reflect the impact of higher interest expenses on our short- and long-term debt obligations and lower interest capitalization related to our capital expenditures and changes in foreign currency exchange rates.

Taxes. Due to a change in the Company’s tax rate in Israel and various permanent and timing differences between accounting and tax, our tax expense for 2006 was $0.9 million, as compared to a tax expense of $1.5 million in 2005. (See Note 15 to the consolidated financial statements included in this 2006 Annual Report.)  As of December 31, 2006, on an unconsolidated basis, we have available carryforward tax losses of $11.5 million in the Company and our research institute in Israel, $10.2 million in the United Kingdom, $20.6 million in Ireland and $163.0 million in the United States. The loss carryforward in the United States principally resulted from the loss from operations and the exercise by employees of stock options during 2001.

Net Loss. Our net loss increased $82.8 million in 2006, from a net gain of $0.1 million in 2005 to a net loss of $82.7 million in 2006, by reason of the factors noted above, including $53.8 million related primarily to impairment of $27.9 million in intangible assets and the Company’s facility in Ireland.

YEAR ENDED DECEMBER 31, 2005, AS RESTATED, COMPARED WITH YEAR ENDED DECEMBER 31, 2004, AS RESTATED

     Sales. During 2005, sales increased $17.6 million, or 6.5%, compared to sales in 2004. This increase in sales was primarily attributable to increased sales in the United States and Canada principally as a result of the introduction of new products.  Sales in the United States during 2005 increased $11.2 million, or 4.8%, compared to 2004 sales. Sales in Canada increased $7.5 million, or 39.9% compared to 2004 sales, while sales in Israel and other international markets decreased $1.0 million, or 5.5%, compared to 2004 sales.  During 2005, products that we introduced in the United States included loratadine syrup; alclometasone dipropionate cream; ciclopirox olamine cream; ciclopirox topical suspension; fluticasone propionate ointment; halobetasol propionate cream; hydrocortisone butyrate cream; miconazole nitrate vaginal cream; mupirocin ointment; and terconazole vaginal cream.  These products contributed in the aggregate approximately $20.8 million to consolidated sales.

    Cost of Sales. Cost of sales decreased $4.9 million, or 3.9%, in 2005.  This decrease was due to increased capacity utilization of our manufacturing facilities resulting in lower overhead costs per unit.  The increase in sales combined with this reduction in cost of sales resulted in a 4.6% reduction in cost of sales as a percentage of sales for the year ended December 31, 2005 compared to the year ended December 31, 2004.

     Gross Profit. Gross profit was $166.0 million, or 57.5% of sales, in 2005 compared to $143.4 million, or 52.9% of sales, in 2004, an increase of $22.6 million, or 15.7%. This increase reflects the impact of increased sales.

     Research and Development. Net R&D expenses increased by $3.8 million, or 9.0%, in 2005 compared to 2004. R&D expenses equalled 15.8% of sales in 2005 and 15.5% of sales in 2004. The majority of the R&D investment was focused on our generic pipeline and the remainder was focused on our proprietary pipeline, which includes our new class of non-sedating barbiturate compounds.

     Selling, Marketing, General and Administrative. In 2005, SMG&A decreased $19.6 million, or 15.1%, from the amount expensed in 2004. Our SMG&A expenses, as a percentage of sales, decreased to 38.4% in 2005 from 48.1% in 2004. Selling, marketing and advertising expenses decreased $19.1 million, or 25.1%, primarily due to decreased advertising and promotion of our proprietary OTC product lines, Kerasal® and ElixSure®, that were divested during the first quarter of 2005. General and administrative expenses decreased $0.5 million, or 1.0%, compared to 2004.

     Operating Results. Operating income increased $38.4 million from an operating loss of $28.9 million in 2004 to operating income of $9.5 million in 2005. This change reflects the increase in sales and gross profit combined with the decrease in SMG&A expenses and offset by an increase in R&D expenses.

     Financial Expenses. Financial expenses result from interest expense offset by other income, and the impact of foreign currency exchange rate fluctuations. Net financial expenses were $8.0 million in 2005, compared with $4.8 million in 2004, an increase of $3.2 million, or 65.9%. The financial expenses in 2005 reflect the impact of our increased level of borrowing, higher interest rates and changes in foreign currency exchange rates.

     Taxes. Due to a change in the Company’s tax rate in Israel and various permanent and timing differences between accounting and tax, our tax expense in 2005 was $1.5 million as compared to $3.8 million in 2004. On a consolidated basis, the Company reported a pretax loss, however, in certain jurisdictions the Company recorded a pre-tax income and therefore incurred a tax liability.

     Net Loss. Our net loss decreased $37.6 million, from a loss of $37.5 million in 2004 to a gain of $0.1 million in 2005, by reason of the factors noted above.

IMPACT OF INFLATION, DEVALUATION (APPRECIATION) AND EXCHANGE RATES ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

We conduct manufacturing, marketing and research and development operations primarily in Israel, Canada and the United States. As a result, we are subject to risks associated with fluctuations in the rates of inflation and foreign exchange in each of these countries.

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Year	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
2002	6.50%	2.25%	7.27%	-0.78%	4.74	1.58
2003	-1.90%	2.80%	-7.56%	-18.21%	4.38	1.29
2004	1.20%	1.85%	-1.62%	-6.88%	4.31	1.20
2005	2.40%	2.20%	6.85%	-3.14%	4.60	1.17
2006	-0.10%	1.96%	-8.21%	-0.03%	4.23	1.17

(1)	Bank of Israel.

(2)	Bank of Canada.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased $56.7 million to $16.1 million at December 31, 2006.  This decrease was principally due to reduced sales, reduced collections from customers as a result of a large volume of returns and an increase in accounts receivable and funding of capital expenditures.  Trade accounts receivable increased $3.9 million to $39.5 million at December 31, 2006. Inventory decreased 5.8% to $56.8 million, reflecting reduced manufacturing and purchasing by the Company. Shareholders’ equity decreased from $128.1 million at December 31, 2005 to $49.8 million at December 31, 2006, principally due to a net loss of $82.7 million.

Net cash used in operating activities for the year ended December 31, 2006 was $24.8 million compared to net cash provided by operating activities of $17.4 million in the prior year, a decrease of $42.1 million.  For the year ended December 31, 2006, the Company had net cash used in investing activities of $1.6 million compared to net cash used in investing activities of $36.2 million in 2005.  For the year ended December 31, 2006, the Company had net cash used in financing activities of $30.4 million as compared to net cash provided by financing activities of $6.4 million in the prior year.

The decrease in our liquidity for the year ended 2006 resulted from a number of factors, including:

•
Net cash used in operating activities consists of the significant net loss, a reduction in accounts payable and accrued expenses of $24.0 million, and an increase in trade receivables of $3.8 million, These items were partially offset by non-cash charges, such as depreciation, amortization and impairment,  and a decrease in inventories of $3.9 million.

•
The net cash used in investing activities consists of the investment in PP&E, which consumed $21.9 million, offset by proceeds from a long-term deposit of $14.0 million and investment in restricted bank deposits of $6.3 million.

•
The net cash used in financing activities consists of the repayment of long-term debt of $26.7 million, repayment of other intangible assets purchased in prior year of $2.2 million and repayments of short-term bank debt in the amount of $2.0 million.

 Debt

As of December 31, 2006, we had long-term debt, including current maturities, totaling $161.6 million, $28.4 million of which matured in 2007.  As discussed below, we have reclassified $42.8 million of the non-current portion of such long-term debt as short-term liabilities.  Additionally, as of December 31, 2006, we had short-term loans totaling approximately $76.5 million.  (For more on our debt obligations, see Notes 9 and 11 to our 2006 financial statements.)

During 2006, we did not incur any additional indebtedness from new or existing lenders, including increases in our borrowing capacity under existing lines of credit or refinancings.  We have been current on all our payment obligations due to our various lenders under their respective indentures and loan agreements.

Despite being current on our repayment obligations, we are not in compliance with respect to certain covenants and other provisions contained in our various indentures and loan agreements with our lenders, including financial reporting obligations that have not been met as a result of the delayed filing of our Annual Reports on Form 20-F for the years 2006, 2007 and 2008.  Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach of other undertakings.

As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them.  The consolidated financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.  However, for purposes of our consolidated financial statements ended December 31, 2006, we have reclassified $42.8 million of the non-current portion of our long-term debt obligations to short-term liabilities.

As of December 31, 2006, our long-term debt obligations (including current maturities and the reclassified short-term portion) are classified as follows:

•	bonds of $112.7 million with various investors;

•	long-term loans of $5.3 million with various lenders; and

•	mortgages of $43.6 million with three lenders.

Our currency denominations, interest rates and maturities regarding our material long-term debt obligations, including current maturities and the reclassified short-term portion but excluding mortgages, consist of the following:

Amount		Linkage	Rate	Maturity
	9,178	Israel CPI(a)	8.25%	2009-2010
	1,118	Dollar	Libor + 2-3%	2009-2010
	51,443	Israel CPI(a)	5.80%	2014
	2,950	Dollar	6.10%	2014
	15,500	Dollar	Libor + 2.25%	2010
	32,500	Dollar	6% Fixed	2010
	2,700	Dollar	Libor + .8-1%	2007-2008
	2,600	Dollar	Libor + .90%	2008
Total	$117,989

(a) We have a contract to hedge our exposure to CPI fluctuations in Israel.

As of December 31, 2009, we have fully utilized all available borrowings under our revolving loans and lines of credit.  Further, additional borrowings are not available due to noncompliance with the terms of the credit agreements.

Liquidity

On December 31, 2009, we had total unrestricted cash and cash equivalents of $119.2 million and total indebtedness to our financial creditors of approximately $163.8 million.  Since December 31, 2006 we have consistently operated at a profit, generated positive cash flow, increased our cash position and reduced our total debt.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements, subject to continuing support of our lenders.  No amount of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of December 31, 2006, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had approximately $2.2 million of available and undrawn credit facilities in place at December 31, 2006.

Capital Expenditures

We invested $21.9 million in capital equipment and facilities in the year ended December 31, 2006 and $47.3 million in the year ended December 31, 2005. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 6 of our consolidated financial statements included in this 2006 Annual Report.)

C.	RESEARCH AND DEVELOPMENT, PATENTS, TRADEMARKS AND LICENSES

Most of our sales are derived from products that are the result of our own research and development. We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

In 1991, we formed the Taro Research Institute Ltd. for the purpose of consolidating our pharmaceutical and chemical research activities. The Institute coordinates all of our research and development activities on a global basis.

Recruiting talented scientists is essential to the success of our research and development programs. Approximately 17% of our employees work in our worldwide research and development programs.

We currently conduct research and development in three principal areas:

●
generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, capsules, injectables, suspensions, solutions, creams and ointments) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired;

●	proprietary pharmaceuticals and delivery systems, including T2000, a novel formulation of Ovide® and products utilizing the NonSpil® delivery system; and

●	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

Generic Pharmaceuticals

In 2006, we received several product approvals in Canada, Israel and the United States. The following table sets forth the approvals received in the United States from the FDA from January 1, 2006 through December 31, 2009:

FINAL NDA APPROVAL

Brand Name*
Flo-pred (Prednisolone acetate oral suspension), 5mg/5mL and 15mg/5mL	Flo-pred™

FINAL ANDA APPROVALS

Betamethasone Dipropionate Lotion USP, 0.05% (Augmented)	Diprolene®
Carbamazepine Extended Release Tablets, 100 mg, 200 mg and 400 mg	Tegretol®
Carvedilol Tablets, 3.125, 6.25, 12.5 and 25 mg	Coreg®
Cetirizine Hydrochloride Syrup, 1 mg/1mL - OTC	Zyrtec OTC
Cetirizine Hydrochloride Syrup, 5 mg/5 ml-Rx	Zyrtec®
Cetirizine HCl Tablets, 5 mg and 10 mg	Zyrtec®
Ciclopirox Topical Solution, 8%	Penlac®
Citalopram Hydrobromide Tablets, 10 mg (base), 20 mg (base) and 40 mg (base)	Celexa®
Extended Phenytoin Sodium Capsules, 100 mg	Dilantin®
Fluconazole Powder for Oral Suspension, 10mg/mL and 40 mg/mL	Diflucan®
Lamotrigine Tablets 25 mg, 100 mg, 150 mg and 200 mg	Lamictal®
Lamotrigine Chewable Dispersible Tablets, 5 mg and 25 mg	Lamictal®
Levetiracetam Oral Solution, 100 mg/ml	Keppra®
Meloxicam Tablets, 15 mg and 7.5 mg	Mobic®
Metronidazole Topical Gel, 0.75%	MetroGel
Mometasone Furoate Topical Solution USP, 0.1%	Elocon
Nortriptyline Hydrochloride Oral Solution, 10 mg/5 mL	Aventyl
Ondansetron Hydrochloride Injection USP, 2 mg/mL	Zofran®
Ondansetron Hydrochloride Oral Solution USP, 4 mg/5 mL	Zofran®
Oxcarbazepine Tablets, 150 mg, 300 mg and 600 mg	Trileptal
Promethazine Hydrochloride Oral Solution USP, 6.25 mg/5 mL
Promethazine Hydrochloride Suppositories, 12.5 mg and 25 mg	Phenergan®
Sodium Chloride Injection USP, 0.9%
Sodium Sulfacetamide Lotion, 10%	Klaron®
Sterile Water for Injection, USP
Terbinafine Hydrochloride Cream, 1%	Lamisil®
Terconazole Vaginal Suppositories, 80 mg	Terazol®

TENTATIVE ANDA APPROVALS

Gabapentin Capsules, 100 mg, 300 mg and 400 mg	Neurontin®
Gabapentin Oral Solution, 250 mg/5 mL**	Neurontin®
Ondansetron Hydrochloride Tablets, 4, 8 and 24 mg	Zofran®
Ranitidine Hydrochloride Syrup USP, 15mg/mL	Zantac®
____________________

*	The above trademarks are the property of their respective owners.
**	Tentative approval received in 2004.

As of December 31, 2009, we had 24 of our ANDAs, plus one Abbreviated New Animal Drug Application and the four tentative approvals listed above, under review by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

T2000

We continue to develop our novel, non-sedating barbiturates and Phase II trials for T2000 continue in Canada.  These trials will be directed toward the treatment of movement disorders, including essential tremor. However, it is important to note that there can be no assurance of the successful completion of Phase II or Phase III testing, the approval by any regulatory authority of the drug, or the commercial success of the drug if and when approved.  On December 4, 2009, the FDA approved an IND exemption to study T2000 in the United States.

T2007

The Phase I clinical trials for T2007, a non-sedating barbiturate compound currently in development by us, began in Canada in December 2009.  On March 23, 2010, the U.S. Patent and Trademark Office issued a patent covering T2007.

NonSpil®

We also continue to work on additional products utilizing our patented NonSpil® liquid drug delivery system, which allows liquid medications to pour, but resist spilling, thereby assuring the accuracy of dosage and ease of use. NonSpil® development activities include improving product formulations, refining taste and texture, and scaling up from laboratory sized manufacturing to commercial sized manufacturing.

In the second half of 2003, we started marketing ElixSure® in the United States. ElixSure® is a line of children’s OTC medication using the NonSpil® vehicle. On March 3, 2005, we entered into multi-year agreements to divest the ElixSure® product line in North America. We will continue to manufacture and supply ElixSure® to the buyer, Alterna, as needed.

Ovide® (malathion)

We have developed a highly purified form of malathion, a pediculicide used in treating head lice, which contains a lower percentage of impurities when compared with other commercially available forms of malathion. A patent application directed to both the process of making this highly purified form of malathion, as well as the final product itself, has been filed and a notice of allowance was issued. We have also developed a novel, stabilized gel formulation of malathion, and this product is currently in Phase III clinical testing.  There can be no assurance of the successful completion of Phase III testing, the approval by any regulatory authority of the drug or the commercial success of the drug if and when approved. A patent application for this new purified form of malathion was approved by the U.S. Patent and Trademark office in July 2009.

Patents, Trademarks and Licenses

We have filed and received patents in the United States and other countries for a variety of products, processes and methods of treatment, including:

●	a novel class of drug with utility as anticonvulsants, tranquilizers, muscle relaxants and agents for treatment of movement disorders;

●	novel oral delivery for pharmaceutical and related products; and

●	the synthesis and formulation of certain of our products.

With the exception of the Ovide patent granted in July 2009, we do not believe that any single patent or license is of material importance to us in relation to our current commercial activities.

We have registered trademarks in the United States, Canada and other countries.  Taro U.S.A. typically does not use trademarks in the sale and marketing of its generic products.

From time to time, we seek to develop products for sale in various countries prior to patent expiration. In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Orange Book for the new drug are either invalid or not infringed by our product. To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of patents listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval. We may also be involved in patent litigation with third-parties to the extent that claims are made that our finished product, an ingredient in our product or our manufacturing process, may infringe the innovator’s or third-party’s process patents. We may also become involved in patent litigation in other countries where we conduct business, including Israel, Canada and various countries in Europe.

D.	TREND INFORMATION

See Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” for trend information.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of December 31, 2006:

	Payments due by period (in millions of dollars)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations (1)	$161.59	$71.21	$43.76	$23.43	$23.19
Operating lease obligations	6.05	2.52	2.77	0.73	0.03
Other Long-term liabilities (2)	11.19	6.30	1.38	3.51	-
Total	$178.83	$80.03	$47.91	$27.67	$23.22

(1)	“Less than 1 year” includes $42.78, which was reclassified to short-term loans. See Note 9 and 11.

(2)	Includes severance commitments and tax accrual.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of December 31, 2009:

Name	Age	Position
Barrie Levitt, M.D.	74	Director and Chairman of the Board
Daniel Moros, M.D.	60	Director and Vice Chairman of the Board
Myron Strober, C.P.A.	79	Director and Chairman of the Audit Committee
Heather Douglas, Esq.	54	Director
Micha Friedman, Ph.D.	67	Director
Eric Johnston, Esq.	65	Director
Gad Keren, M.D.	56	Director
Arye Barak	54	Director
Tal Levitt, Esq.	40	Director and Secretary
Samuel Rubinstein	70	Senior Vice President and General Manager
Ron Kolker, C.P.A.	54	Senior Vice President and Chief Financial Officer
Avraham Yacobi, Ph.D.	62	Senior Vice President, Research and Development
Zahava Rafalowicz	61	Group Vice President, Sales and Marketing and Deputy General Manager, Israel
Hannah Bayer, C.P.A. (Israel)	58	Group Vice President, Finance and Chief Accounting Officer
Rami Zajicek, Esq.	45	Group Vice President, Haifa Site Manager
Mariana Bacalu	58	Vice President, Quality Affairs
Yohanan Dichter	61	Vice President, Pharmacist in Charge and Senior Quality Manager
Rita Gerson, C.P.A. (Israel), CIA	54	Vice President, Internal Auditor
Roman Kaplan, Ph.D.	62	Vice President, Scientific and Technical Compliance Manager
Hagai Reingold	43	Vice President, API Division
Yoel Shamir	53	Vice President, Pharma Division
Tzvi Tal	58	Vice President, Information Technology, Israel

Certain Familial Relationships

Ms. Tal Levitt is the daughter, and Dr. Daniel Moros is a first cousin, of Dr. Barrie Levitt.

Business Experience

Barrie Levitt, M.D. became Chairman of Taro’s Board in 1991. Dr. Levitt has been a director since 1963. Dr. Levitt, a pharmacologist (basic as well as clinical), has been involved in pharmacologic research and clinical cardiology since 1963. From 1974 to 1977, he was Professor of Medicine and Pharmacology and Director of Cardiology and Clinical Pharmacology at New York Medical College. From 1977 to 1985, he was Clinical Professor of Medicine and Visiting Professor of Pharmacology at the Albert Einstein College of Medicine in New York. From 1982 to 2000, he was Chairman of the Committee on Clinical Investigations at that institution. Dr. Levitt is a Fellow of the American College of Cardiology and of the American College of Clinical Pharmacology.  He is a member of the American Society for Pharmacology and Experimental Therapeutics. In addition, Dr. Levitt served as a consultant to the FDA from 1971 through March 1991, when he resigned in order to increase his involvement in the Company.

Daniel Moros, M.D. was elected to Taro’s Board in 1988 and is currently Vice Chairman. He oversees our clinical research program, including the design and conduct of clinical trials.  Dr. Moros has been Associate Professor of Neurology at the Mount Sinai School of Medicine of the City University of New York since 1991 and currently is Associate Clinical Professor at that institution.

Myron Strober, C.P.A. was elected to Taro’s Board in 2002 and serves as the Chairman of the Company’s Audit Committee.  A Certified Public Accountant in the United States, Mr. Strober was an audit partner of Ernst & Young, New York, from 1969 to 1990. Since his retirement in 1990, Mr. Strober has been actively involved as a financial consultant to a number of organizations. He was a financial consultant to Taro from 1993 to 2002 and previously served on the Company’s advisory board.

Arye Barak was elected to Taro’s Board on December 31, 2009.  He previously served on Taro’s Board as a statutory external director during the years 1998 to 2002.  Mr. Barak is a partner in a public relations firm in Tel Aviv, which he helped found in 1990.  From 1988 to 1990, Mr. Barak was a consultant in marketing and public relations, primarily in Israel.  From 1982 to 1988, Mr. Barak was Director of Marketing at CBS Records Israel.

Heather Douglas, Esq. was elected to Taro’s Board in 1998. Ms. Douglas is a partner with the Canadian law firm of Borden Ladner Gervais LLP.  Ms. Douglas specializes in government finance and is responsible for the firm’s public-private partnerships initiative in Eastern Canada.

Micha Friedman, Ph.D. was elected to Taro’s Board in 2002 and is currently a Professor in the Department of Pharmacy at the Hebrew University of Jerusalem in Israel. He has served as Dean of the School of Pharmacy of the Hebrew University and has published numerous articles both in Israel and internationally. He is also a member of many professional pharmaceutical societies.  He also acts as a consultant to the Taro Research Institute Ltd.

Eric Johnston, Esq. was elected to Taro’s Board in 1984 and is currently an attorney in Ottawa and consultant to certain firms and organizations. Mr. Johnston previously served as counsel for many years to a public sector local government body in Ottawa-Carleton.

Gad Keren, M.D. served on Taro’s Board from 1991 to 2000 and was reelected in 2001. Dr. Keren is currently Chairman of the Cardiology Department at the Tel Aviv Medical Center, where he was named Professor of Cardiology in 1995 and is president of the Israel Cardiology Society, and he has been secretary of the Israel Cardiology Society since 1991. Dr. Keren was a research fellow at the National Institute of Health in 1989 and 1990. Dr. Keren also acts as a consultant to the Taro Research Institute Ltd.

Tal Levitt, Esq. was elected to Taro’s Board in 1998 and has been Secretary of the Company since 2007.  Ms. Levitt joined the Company in 1995 as Associate Counsel and currently serves as Senior Vice President, Corporate Affairs and Treasurer of Taro U.S.A.  She previously worked as a corporate attorney at a law firm in New York City.

Samuel Rubinstein joined our company in 1990 and currently serves as Senior Vice President and General Manager. From 1986 to 1989, Mr. Rubinstein served as President of Laminated Plastics, Inc., a joint venture of two Israeli corporations operating in the United States. From 1974 until 1986, Mr. Rubinstein managed several different Israeli companies.

Ron Kolker, C.P.A. joined the finance department of our U. S. affiliate in 1994 and presently serves as Senior Vice President and Chief Financial Officer.  Mr. Kolker has served as Vice President, Finance of the United States affiliate since 2002.  From the period of January 2007 to May 2007 he also served as Interim Chief Financial Officer. Prior to joining us, Mr. Kolker was employed by Elscint Inc. from 1984 to 1994, where he served in various management positions including Director of Sales Operations.

Avraham Yacobi, Ph.D. joined our company in 1994 as President of the Taro Research Institute Ltd. and was appointed our Senior Vice President, Research and Development in 1998. Dr. Yacobi directs our pharmaceutical, scientific and regulatory initiatives. Prior to joining our company, he was the Director of Pharmacodynamics Research for the Medical Research Division of American Cyanamid Company from 1982 to 1994. From 1976 to 1982, Dr. Yacobi served as Section Head of Clinical Pharmacology and Drug Metabolism of American Critical Care. He has extensive experience in drug development, with over 120 publications in the field.

Zahava Rafalowicz joined our company in 1997 as Marketing Manager of our Israeli operations. Ms. Rafalowicz presently serves as Group Vice President, Sales and Marketing, and Deputy General Manager in Israel. She is responsible for our Israeli and European sales and marketing operations and planning. Prior to joining our company, Ms. Rafalowicz was the Deputy Managing Director of the Pharmaceutical Division of Teva Pharmaceutical Industries Ltd. She also spent several years at IMS Health Global Services (“IMS”), where she established IMS in the Eastern European Bloc.

Hannah Bayer, C.P.A. (Israel) joined our company in 2001 as Vice President and Chief Accounting Officer. In 2006, she was promoted to Group Vice President, Finance and Chief Accounting Officer.  Ms. Bayer is a Certified Public Accountant in Israel. From 1999 to 2000, she served as Chief Financial Officer of Omrix Biopharmaceuticals, Ltd. From 1990 to 1999, Ms. Bayer held several financial positions at Teva Pharmaceutical Industries Ltd.

Rami Zajicek, Esq. joined our company in April of 2006 as Group Vice President, Haifa Site Manager. From 2002 to 2006, he was a partner of Tefen USA, Ltd., an international operations consulting firm. From 1998 to 2001, Mr. Zajicek was President and CEO of ProActivity Inc.

Mariana Bacalu joined our company in 1984 as Senior Analyst in the Quality Control Laboratory.  As Vice President, Quality Affairs, she is currently responsible for quality affairs at the Haifa Bay facility.  Prior to joining us, Ms. Bacalu served as a production manager for Polymer Industry in Romania.

Yohanan Dichter joined our company in 1986 in the research department and since 1988 has served as the Vice President, Pharmacist in Charge of the Haifa Bay pharmaceutical manufacturing plant.  In 2006, he was also named Senior Quality Manager.  He is responsible for the review and release of all pharmaceutical products manufactured or sold in Israel.  Prior to joining us, Mr. Dichter served in the Medical Corps of the Israel Defense Forces, was employed by Kupat Holim and worked in a private pharmacy.

Rita Gerson, C.P.A. (Israel), CIA joined our company in 2003 as Internal Auditor and now serves as Vice President, Internal Audit.  Ms. Gerson is also responsible for the implementation of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requirements for the Company.  Ms. Gerson is a Certified Public Accountant in Israel and a Certified Internal Auditor by the IIA. Prior to joining the Company, Ms. Gerson was the International Activity and Subsidiaries Financial Comptroller, Assistant CFO, for a multi-national plastics and irrigation systems company headquartered in Israel.

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

Yoel Shamir joined our company in 2003 as Dry Production Manager.  In 2007, Mr. Shamir was promoted to Vice President, Pharmaceutical Production and is in charge of our pharmaceutical production division in Israel.  Prior to joining our company, Mr. Shamir was Plant & Logistics Director at Alumayer Group Industries.

Tzvi Tal joined our company in 1996 and currently serves as our Vice President, Information Technology, Israel. He is responsible for all information technology programs at our facilities in Israel. From 1977 to 1996, Mr. Tal was Head of Information Technology for the Vargus Group and Plant Manager for Egmo Industries.

B.	COMPENSATION

Our directors, other than the statutory external directors, are paid $6,000 per year for their service as directors.  Directors who are not executive officers are also paid $500 for each board meeting that they attend.  Because of the increased responsibilities imposed by Sarbanes-Oxley, the Chairman of our Audit Committee receives additional compensation of $6,000 per year.  Our statutory external directors, as defined under Israeli law, may not be compensated in connection with their services as statutory external directors in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.  On July 21, 2009, we updated the compensation to statutory external directors to NIS 115,400 per year and NIS 3,470 per meeting linked to the Israeli CPI.  In July 2006, our shareholders approved the grant of an aggregate of 22,500 stock options to each statutory external director as follows: 5,000 options on January 10, 2007, 7,500 options on January 9, 2008 and 10,000 options on January 14, 2009.

We paid an aggregate of $3,461,037 to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended December 31, 2006. This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated less than $100,000. In addition, $279,686 was set aside in 2006 to provide all executive officers and directors with pension, retirement or similar benefits.  During 2006, the Company’s executive officers and directors received, in the aggregate, options to purchase 10,000 ordinary shares under Taro’s stock option plans.

As of December 31, 2009, the Company’s executive officers and directors held options to purchase an aggregate of 514,900 ordinary shares, at exercise prices ranging from $2.44 to $68.51 per share, under Taro’s stock option plans.

C.	BOARD PRACTICES

We are incorporated in Israel, and, therefore, we are subject to the provisions of the Israeli Companies Law, in addition to the relevant provisions of U.S. laws.

Board of Directors

According to the Israeli Companies Law, the Board of Directors sets the policy of a company and supervises the general manager of a company in the performance of his or her roles. The Board has residual powers so that it may exercise any power of the company not granted to any other organ either by law or by our Articles of Association. According to our Articles of Association, as part of its powers, our Board may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it thinks fit, including the grant of security interests on all or any part of our property.

Our Board currently consists of nine directors. The following members of our Board have been determined to be independent within the meaning of applicable NASDAQ regulations: Myron Strober, C.P.A., Heather Douglas, Esq., Micha Friedman, Ph.D., Eric Johnston, Esq., Gad Keren, M.D. and Arye Barak.  The Board currently does not include any statutory external directors as mandated under Israeli law. See “Statutory External Directors” below.

According to our Articles of Association, our Board may neither consist of fewer than five directors nor more than 25 directors.

Our directors, other than our statutory external directors, are elected at annual general meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Directors may also be appointed to fill vacancies, or as additional members of the Board, by an ordinary resolution passed at an EGM of our shareholders. Likewise, in the event of a vacancy, the Board is empowered to appoint a director to fill such vacancy until the next annual general meeting of shareholders. A director, other than a statutory external director, holds office until the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

We do not have any contracts with any of our directors that would provide for benefits upon termination of employment.

Statutory External Directors

Qualifications of Statutory External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares, inter alia,  are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public, are required to have at least two statutory external directors. The Israeli Companies Law provides that a person may not be elected as a statutory external director if the person or the person’s relative (as defined below), partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as a statutory external director, or had, during the two years preceding that date, any affiliation (as defined below) with:

●	our company;

●	any entity controlling our company as of the date of the election; or

●	any entity controlled by our company or under common control with our company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, or control of the company, and service as an office holder (as defined below).

Under the Israeli Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above.

The Israeli Companies Law defines the term “office holder” as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any manager that reports directly to the general manager.

The Israeli Companies Law provides that no person can serve as a statutory external director if the person’s other positions or other business creates, or may create, a conflict of interest with the person’s responsibilities as a statutory external director or may otherwise interfere with the person’s ability to serve as a statutory external director. Until the lapse of two years from termination of office as  statutory external director, a company may not engage a former statutory external director to serve as an office holder and cannot employ or receive professional services from that person for consideration, either directly or indirectly, including through a corporation controlled by such former statutory external director.

A person shall be qualified to serve as a statutory external director only if he or she possesses accounting and financial expertise or professional competence, as defined in the regulations promulgated under the Israeli Companies Law. At least one statutory external director must possess accounting and financial expertise.

The Israeli Companies Law also provides that a shareholders’ general meeting at which the appointment of a statutory external director is to be considered will not be called unless the nominee has declared to the company that he or she complies with the qualifications for appointment as a statutory external director.

Election of Statutory External Directors

Statutory external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

●
the majority includes at least one-third of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) or anyone voting on their behalf present at the meeting in person or by proxy (abstentions will not be taken into account); or

●
the total number of votes against the election of the statutory external director by the non-controlling shareholders or anyone voting on their behalf does not exceed one percent of the aggregate voting rights in the company.

For purposes of determining a controlling shareholder, Section 1 of the Israeli Companies Law defines “control”  by reference to the definition of the Securities Law, 5728-1968 (the “Securities Law”), which defines “control” as “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of means of control of the corporation.” “Means of control” in Section 1 of the Securities Law is defined as “any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.”

The initial term of a statutory external director is three years and may be extended for an additional three-year term. Statutory external directors may be removed from office only by the same percentage of votes as is required for election or by a court, if the statutory external director ceases to meet the statutory qualifications for  his or her appointment or if he or she violates his or her duty of loyalty to the company.

Each committee of a company’s board of directors that is empowered to exercise one of the functions of the board of directors is required to include at least one statutory external director, except for the Audit Committee which is required to include all the statutory external directors.

A statutory external director is entitled to compensation determined by the board within the scope provided in regulations adopted under the Israeli Companies Law.

The Company currently does not have any statutory external directors serving on its Board.  Until statutory external directors are elected to the Company’s Board of Directors, the Company’s Audit Committee cannot approve interested party transactions and committees of the Board of Directors that exercise powers of the Board through delegation cannot exercise said powers.  See- “Committees,” “Audit Committee” and “Approval of Interested Party Transactions” below.

Alternate Directors

Pursuant to our Articles of Association and the Israeli Companies Law, any director may appoint, by written notice to us, any person who is not serving as a director, or as an alternate director, to serve as an alternate director and may also remove such alternate director. An alternate director possesses all the rights and obligations of the appointing director except that the alternate, in his capacity as such, has no standing at any meeting if the appointing director is present. Unless the appointing director limits the time or scope of the appointment, it shall be effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not diminish the responsibility of the appointing director as a director. A statutory external director may not appoint an alternate except in certain circumstances provided by the Israeli Companies Law.

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised of Board members. Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director. Our Board has formed audit, executive, finance and strategic planning, compensation, nominating and stock option committees.

Audit Committee

Under the Israeli Companies Law and our Articles of Association, our Board is required to appoint an Audit Committee, comprised of at least three directors including all statutory external directors (at least two), but excluding:

●	the chairman of the board of directors and a director employed by our company or who provides services to us on a regular basis; and

●	a controlling shareholder or a relative of a controlling shareholder.

As of December 31, 2009, our Audit Committee consisted of the following directors: Myron Strober, C.P.A., Chairman, Eric Johnston, Esq. and Heather Douglas, Esq., all of whom have been determined to be independent as defined by the applicable NASDAQ rules and those of the SEC.

Currently, the Board does not include any statutory external directors because the terms of the two most recent directors (Mr. Haim Fainaro and Mr. Ben Zion Hod) expired in July and August of 2009, respectively. The Company nominated two new statutory external directors, whose appointment requires the vote of shareholders (by a special voting procedure, as described above). The shareholders’ meeting, the agenda of which included the election of the statutory external directors, was scheduled to occur on September 13, 2009 but was postponed, due to litigation by Sun with regard to, inter alia, the grant of exemption and indemnification undertaking to the new statutory external directors the Company sought to nominate.  The election of the nominees was held on December 31, 2009, however, the requisite majority was not achieved.

Under the Israeli Companies Law, the roles of the Audit Committee include the approval of certain actions and transactions (including interested party transactions), as described below and examination of flaws in the management of the company’s business, inter alia, in consultation with the internal auditor of the company or with its independent auditors and propose remedial measures to the board of directors. In accordance with the Sarbanes-Oxley and NASDAQ requirements, our Audit Committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the Audit Committee is also responsible for assisting the Board in reviewing, and recommending actions to the Board with respect to, our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

The Audit Committee is also responsible for making proposals to the Board with respect to the compensation of our executive officers. Thus, the determination, or recommendation for determination, of the compensation of our executive officers is made by a majority of our independent directors (as defined by the applicable NASDAQ rules).

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2006.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants.  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of the Company that the audited consolidated financial statements referred to above be included in this 2006 Annual Report.

Under the Israeli Companies Law, it is the responsibility of the Board to approve the financial statements.

Approval of Interested Party Transactions

Under the Israeli Companies Law, the approval of the Audit Committee is required to effect certain actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. The Audit Committee may not approve an action or a transaction with our controlling shareholders or with our office holders unless at the time of approval (a) the two statutory external directors are serving as members of the Audit Committee and (b) at least one of our statutory external directors was present at the meeting in which such approval was granted. In the event that two or more persons holding voting rights in the company, each having a personal interest in the approval of the same transaction, they shall be deemed to be one holder. Such interested party transactions (including matters described in the following paragraph) require the approval of the Audit Committee, the Board and in certain cases, the shareholders. Such shareholders approval, in certain cases, also includes a special voting procedure. See-Disclosure of Personal Interests of a Controlling Shareholder.

Audit Committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the Company, or for the provision of insurance or indemnity to any office holder. In addition, among other things, the Audit Committee must approve arrangements between the Company and any of its directors relating to the service or employment of a director.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an internal auditor proposed by the Audit Committee. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our external independent auditors or their representatives. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. Mr. Elisha Sa’ar, C.P.A., an independent public accountant, currently serves as our internal auditor. The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting and the internal auditor may participate in all Audit Committee meetings. In addition to the internal auditor, an officer of the Company is also responsible for performing internal audit functions and implementing Sarbanes-Oxley requirements.

Compensation Committee

Under the Israeli Companies Law, compensation arrangements, which are not extraordinary, with respect to office holders who are not directors, controlling persons or their relatives, require approval of the board of directors, unless the articles of association provide otherwise. Our Articles of Association do not provide otherwise. The Compensation Committee is responsible for making proposals to the Board with respect to the compensation of employees other than executive officers. The determination or recommendation for determination of the compensation of our executive officers is made by the Audit Committee. Arrangements regarding the compensation of directors require Audit Committee, Board and shareholders’ approval, in such order. As of December 31, 2009, our Compensation Committee consisted of the following directors: Tal Levitt, Esq., Chair, Myron Strober, C.P.A. and Eric Johnston, Esq.

Nominating Committee

The Nominating Committee recommends candidates for election to our Board of Directors pursuant to a written charter. As of December 31, 2009, our Nominating Committee consisted of the following directors: Eric Johnston, Esq. and Myron Strober, C.P.A.

D.	EMPLOYEES

The following table sets forth the number of our employees as of December 31, 2006:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	43	38	100	2	2	185
Administration	44	28	75	7	3	157
Research and Development	132	43	19	12	2	208
Production and Quality Control	357	206	—	36	—	599
Total	576	315	194	57	7	1,149

The following table sets forth the number of our employees as of December 31, 2005:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	41	38	134	3	2	218
Administration	47	30	116	6	3	202
Research and Development	144	74	37	16	1	272
Production and Quality Control	367	230	—	37	—	634
Total	599	372	287	62	6	1,326

The following table sets forth the number of our employees as of December 31, 2004:

	Israel	Canada	U.S.A.	Ireland	Other	Total
Sales and Marketing	35	39	146	1	2	223
Administration	48	33	116	8	3	208
Research and Development	139	76	36	12	1	264
Production and Quality Control	376	214	—	32	—	622
Total	598	362	298	53	6	1,317

In general, our relationship with our employees is satisfactory. We have no special collective bargaining agreements with any of our employees. However, since we are members of the Manufacturers Association, certain general collective agreements apply to us. These agreements concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, pension payments, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances.  In addition, as of May 2006, under a collective agreement signed by the Manufacturers Association, we are obligated to contribute to a pension plan amounts equal to a certain percentage of the employees’ wages, for all employees, and Section 14 of the Severance Pay Law applies to most of our employees.  We are complying with these obligations.  We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or the Managers’ Insurance. These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment. Each employee contributes an amount equal to 5%-7% of their salary.  The Company contributes an additional sum of between 5% and 7.5% of the employee’s salary. Under Section 14 of the Severance Pay Law, in the event of dismissal, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance. The payments to the National Insurance Institute are approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and we contribute approximately 5.7%.

 E.       SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of December 31, 2009. The percentage of ownership is based on 39,249,082 ordinary shares outstanding as of December 31, 2009. Ordinary shares subject to options currently exercisable, or exercisable within 60 days of December 31, 2009, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

Percentage of
	Number of	Outstanding Ordinary
Name	Ordinary Shares	Shares
Barrie Levitt, M.D. (1)	1,172,478	3.00%
Daniel Moros, M.D. (2)	511,559	1.30%
Tal Levitt, Esq.	551,014	1.40%
Eric Johnston	*	*
Heather Douglas	*	*
Gad Keren	*	*
Myron Strober	*	*
Micha Friedman	*	*
Avi Yacobi	*	*
Samuel Rubinstein	*	*
Zahava Rafalowicz	*	*
Ron Kolker	*	*
Hannah Bayer	*	*
Roman Kaplan	*	*
Mariana Bacalu	*	*
Hagai Reingold	*	*
Rami Zajicek	*	*
Rita Gerson	*	*
Yoel Shamir	*	*
Yohanan Dichter	*	*
Tzvi Tal	*	*
Total for all directors and officers (23 persons) listed above, as a group	2,440,086	6.22%

*	Less than 1%

The following table sets forth certain information regarding the ownership of our founders’ shares by our directors and officers as of December 31, 2009. The percentage of ownership is based on 2,600 founders’ shares outstanding as of December 31, 2009.

		Percentage of
	Number of	Outstanding Founders’
Name	Founders’ Shares	Shares
Barrie Levitt, M.D. (3)	2,600	100.00%
____________________

(1)
Of the ordinary shares beneficially owned by Dr. Levitt, (1) 813,842 ordinary shares are owned individually by Dr. Levitt, (2) 90,634 ordinary shares are held by Dr. Levitt as trustee for trusts established by Dr. Levitt, (3) 12,880 ordinary shares are owned by Dr. Levitt and his wife as joint tenants, (4) 780 ordinary shares are owned by Morley, which is controlled by Dr. Levitt as described below, (5) 198,032 ordinary shares are owned by Orenova Corporation, which is wholly-owned by Dr. Levitt and members of his immediate family, (6) 51,200 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Levitt that are presently exercisable, (7) 56,310 ordinary shares are owned by The Levitt Research Foundation, Inc. (the “Research Foundation”), a charitable foundation established by Dr. Levitt. In addition, Dr. Levitt has the right to appoint a majority of the board of directors of Morley, which owns all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

In 2001, the Levitt Research Foundation was created by means of a gift of 65,440 shares from the Levitt family. The members of the Research Foundation are: Dr. Barrie Levitt, Ms. Tal Levitt and Dr. Jacob Levitt (the son of Dr. Barrie Levitt). Dr. Barrie Levitt, Ms. Tal Levitt and Dr. Jacob Levitt are also directors of the Research Foundation. The purpose of the Foundation is to make charitable contributions to health related educational and research institutions.

(2)
Of the ordinary shares owned by Dr. Moros, (1) 511,559 ordinary shares are owned individually by Dr. Moros and (2) 61,100 ordinary shares, which are not currently outstanding, are subject to incentive options granted to Dr. Moros that are presently exercisable.

(3)
Dr. Levitt has the right to appoint a majority of the board of directors of Morley, which owns all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

As of December 31, 2009, the directors and executive officers listed above, as a group, held options to purchase 461,800 of our ordinary shares at exercise prices ranging from $2.44 to $68.51, such options expire between July 2007 and December 2018.

Stock Option Plans

From time to time, we have granted options to purchase our ordinary shares. As of December 31, 2009, there were 1,005,905 options outstanding to acquire our ordinary shares.

Compensation Pursuant to Plans

1991 Stock Incentive Plan

Our 1991 Stock Incentive Plan was unanimously adopted by our Board on November 19, 1991, and approved by our shareholders on April 10, 1992. The purpose of the 1991 Stock Incentive Plan is to attract, retain and provide incentives to key employees, including directors and officers who are key employees, and to consultants and directors who are not our employees by enabling them to participate in our long-term growth. Dr. Levitt and Dr. Moros were not eligible to participate in the 1991 Stock Incentive Plan.

The 1991 Stock Incentive Plan permits the grant of options and stock appreciation rights (“SARs”). Options may either be incentive stock options (“ISOs”) or non-qualified stock options (“NQSOs”). The total number of our ordinary shares with respect to which options and SARs may be granted under the 1991 Plan may not exceed 1,000,000, subject to appropriate adjustment in the event of stock dividends, stock splits and similar transactions.

All key employees, consultants to us, and our directors, including officers and directors who are key employees, other than the optionees, and members of our stock option committee, as defined in the 1991 Stock Incentive Plan, were eligible to participate in the 1991 Stock Incentive Plan. However, ISOs may only be granted to employees, including officers and directors who are employees. Under the plan, directors, excluding Identified Public Directors who are not our employees or Outside Directors, both as defined in the 1991 Stock Incentive Plan, are granted, on the date that such individual is initially elected a director, a one-time non-qualified option to purchase 4,000 ordinary shares (the “Initial Outside Director Award”).

The 1991 Stock Incentive Plan is administered by our Board (as required by the Israeli Companies Law) and by a Plan Committee, composed of not less than two members, each of whom must be disinterested persons as defined by the SEC (as required by United States law). Within the limits of the 1991 Stock Incentive Plan, the Board and Plan Committee are authorized to determine, among other things, to whom and the time or times at which options and SARs are to be granted, the types of options and SARs to be granted, the number of shares which will be subject to any option or SAR, the term of each option and SAR, the exercise price of each option and base price of each SAR, and the time or times and conditions under which options and SARs may be exercised. The Board and the Plan Committee may, with the consent of the holder of the option or SAR, cancel or modify an option or SAR or grant an option or SAR in substitution for any canceled option or SAR, provided that any substituted option or SAR and any modified option or SAR is permitted to be granted on such date under the terms of the 1991 Stock Incentive Plan and the Code. In such case, the Board and the Plan Committee may give credit toward any required vesting period for the substituted option or SAR for the period during which the employee held the canceled option or SAR.

The exercise price of an option or base price of a SAR granted under the 1991 Stock Incentive Plan, other than the Initial Outside Director Award, shall be determined by the Board and the Plan Committee, but may not be less than 100% of the fair market value of the ordinary shares on the date of grant or 110% of such fair market value in the case of an ISO granted to an optionee who owns or is deemed to own stock possessing more than 10% of the combined voting power of all classes of our stock. The exercise price of an Initial Outside Director Award shall equal the fair market value of the ordinary shares subject to such option on the date of grant.

Upon exercise of a SAR, subject to applicable law, the holder is entitled to receive an amount in cash, ordinary shares or a combination of the two, as determined by the Board and the Plan Committee, equal to the excess of the fair market value of the shares with respect to which the SAR is exercised, calculated as of the exercise date, over the base price.

The term of each option and SAR other than an Initial Outside Director Award will be for such period, and such option or SAR may be exercised at such times during such period and on such terms and conditions, as the Board and the Plan Committee may determine, consistent with the terms of the 1991 Stock Incentive Plan. The term of an Initial Outside Director Award will be five years. Each Initial Outside Director Award will become exercisable in each of the four years commencing one year after the date of grant to the extent of one-fourth of the number of our ordinary shares originally subject to the option granted therein. Ordinary shares not purchased pursuant to an Initial Outside Director Award in any one exercise period may be purchased in any subsequent exercise period prior to the termination of the award. The term of any option or SAR may not exceed ten years, or five years with respect to ISOs granted to optionees who own or are deemed to own stock representing more than 10% of the combined voting power of all classes of our shares.

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

As of December 31, 2009, 41,575 ordinary shares were subject to outstanding options. Of such options, 8,000 (at an average exercise price of $2.50 per share) were held by executive officers; 18,000 (at an average exercise price of $3.39 per share) were held by directors who are not executive officers; and 15,575 (at an average exercise price of $2.95 per share) were held by other persons. None of such options was an SAR.  As of December 31, 2006, no further options are available for future grants.

1999 Stock Incentive Plan

Our 1999 Stock Incentive Plan was unanimously adopted by our Board on March 10, 1999, and was approved at the annual meeting of shareholders held on July 29, 1999. An amendment that had been previously adopted by our Board was approved at the annual meeting of shareholders held on August 5, 2004. The purpose of the 1999 Stock Incentive Plan is to attract, retain and provide incentives to key employees (including directors and officers who are key employees) and to consultants and directors who are not our employees by enabling them to participate in our long-term growth. The total number of ordinary shares with respect to which options and SARs may be granted under the 1999 Stock Incentive Plan may not exceed 2,100,000 subject to appropriate adjustment in the event of stock dividends, stock splits and similar transactions.  As of March 10, 2009, no further options are available for future grants.

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

All key employees and directors of, and consultants to us (as defined in the 1999 Stock Incentive Plan), are eligible to participate in the 1999 Stock Incentive Plan. However, ISOs may only be granted to employees (including officers and directors who are also employees). Each Outside Director, including statutory external directors, shall be granted, on the date initially elected a director, a one-time non-qualified option to purchase the Initial Outside Director Award.

The 1999 Stock Incentive Plan is administered by our Board (as required by the Israeli Companies Law), and by a committee of our Board, which shall contain at least the minimum number of and type of directors (the Administrators) that may be required in order for options granted under such plan to be entitled to benefits under Section 162(m) of the Code. Within the limits of the 1999 Stock Incentive Plan, the Administrators are authorized to determine, among other things, to whom and the time or times at which, options and SARs are to be granted, the types of options and SARs to be granted, the number of shares which will be subject to any option or SAR, the term of each option and SAR, the exercise price of each option and base price of each SAR, and the time or times and conditions under which options and SARs may be exercised. The Administrators may (with the consent of the holder of the option or SAR) cancel or modify an option or SAR, or grant an option and/or SAR in substitution for any canceled option or SAR, provided that any substituted option or SAR and any modified option or SAR is permitted to be granted on such date under the terms of the 1999 Stock Incentive Plan and the Code. In such case, the Administrators may give credit toward any required vesting period for the substituted option or SAR for the period during which the employee held the canceled option or SAR.

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

The term of each option and SAR, subject to applicable law, other than an Initial Outside Director Award will be for such period, and such option or SAR may be exercised at such times, during such period, and on such terms and conditions, as the Administrators may determine, consistent with the terms of the 1999 Stock Incentive Plan. The term of an Initial Outside Director Award will be five years. Each Initial Outside Director Award will become exercisable in each of the four years commencing one year after the date of grant to the extent of one-fourth of the number of ordinary shares originally subject to the option granted therein.

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

As of December 31, 2009, 964,330 ordinary shares were subject to outstanding options. Of such options, 379,500 (at an average exercise price of $30.69 per share) were held by executive officers; 109,400 (at an average exercise price of $24.36 per share) were held by directors who are not executive officers; and 475,430 (at an average exercise price of $30.63 per share) were held by other persons. None of such options was an SAR.

2000 Employee Stock Purchase Plan

Our 2000 Employee Stock Purchase Plan was adopted by our Board on May 3, 2000, and was approved at an EGM of shareholders held on May 2, 2001. The purpose of the 2000 Employee Stock Purchase Plan is to provide our employees and those of certain of our subsidiaries designated by our Board with an opportunity to purchase our ordinary shares. Dr. Levitt, Ms. Levitt and Dr. Moros are not eligible to participate in the 2000 Employee Stock Purchase Plan.

The 2000 Employee Stock Purchase Plan is administered by our Board (as required by the Israeli Companies Law) and by a committee named by our Board, which, subject to applicable law, has the power to adopt, amend and rescind any rules deemed desirable and appropriate for the administration of the 2000 Employee Stock Purchase Plan and not inconsistent with the 2000 Employee Stock Purchase Plan, to construe and interpret the 2000 Employee Stock Purchase Plan, and to make all other determinations necessary or advisable for the 2000 Employee Stock Purchase Plan. The composition of the committee shall be in accordance with the requirements to obtain or retain any available exemption from the operation of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.

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

The maximum number of shares issuable under the 2000 Employee Stock Purchase Plan is 500,000 ordinary shares, subject to adjustment. To be eligible to participate in the 2000 Employee Stock Purchase Plan, an individual must be employed by us or one of our subsidiaries designated by the Board on the first day of the applicable plan period. Notwithstanding the foregoing, anyone who is both a highly compensated employee within the meaning of the Code and is designated by the Board as ineligible to participate in the 2000 Employee Stock Purchase Plan shall not be entitled to participate in the 2000 Employee Stock Purchase Plan.

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

As of December 31, 2009, approximately 223,320 ordinary shares have been purchased through the 2000 Employee Stock Purchase Plan at a weighted-average purchase price of $22.62.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of December 31, 2009, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares.  Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares.  Percentage ownership is based on 39,249,082 ordinary shares outstanding as of December 31, 2009.
	Ordinary Shares	Percent of Ordinary
Name	Beneficially Owned	Shares Outstanding
Sun Pharmaceutical Industries Ltd. (1)	18,143,927	42.16%
Franklin Templeton (2)	5,159,765	13.15%
Taro Development Corporation (3)	2,333,971	5.95%

The significant changes in percentage ownership held by the aforementioned major shareholders from December 31, 2006 to December 31, 2009 are as follows:

Name	Change in Percentage Ownership
Sun Pharmaceutical Industries Ltd. (1)	42.16% Increase
Franklin Templeton (2)	1.20% Increase
Taro Development Corporation (3)	2.00% Decrease
____________

(1)
As reported on the Schedule 13D/A filed by Alkaloida Chemical Company Exclusive Group Ltd. on June 25, 2008.  Includes 3,787,500 ordinary shares exercisable pursuant to the Warrant; see Item 5 – “Operating and Financial Review and Prospects – Recent Developments.”

(2)	As reported on the Form 13D/A filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Asset Management Ltd. with the SEC on February 2, 2009.

(3)	Dr. Levitt, Dr. Moros, and their families may be deemed to control all of the ordinary shares owned by TDC by virtue of their ownership of more than 50% of the shares of TDC.

Founders’ Shares

At the formation of our company in 1959, two classes of shares were created, founders’ shares and ordinary shares. One-third of the voting power of all of our voting shares is allocated to the founders’ shares. Morley, which is controlled by Dr. Levitt, owns all of the 2,600 outstanding founders’ shares. Holders of Morley’s class A shares are entitled to elect one director of Morley and holders of Morley’s class B shares are entitled to elect two directors of Morley.

As the holder of all of Morley’s class B shares, Dr. Levitt may cause the election of two of the three directors and, therefore, may be deemed to control the voting and disposition of the founders’ shares.

Voting Power

As of December 31, 2009, Dr. Levitt, Dr. Moros, Tal Levitt and members of their respective immediate families, in the aggregate, control approximately 42% of the voting power in our company by reason of their (i) beneficial ownership, other than through TDC, of an aggregate of approximately 7% of our ordinary shares, (ii) their majority ownership of TDC, which owns approximately 6% of our ordinary shares, and (iii) Dr. Levitt’s control of Morley, which, through its ownership of the founders’ shares, has one-third of the voting power of our shares.

B.	RELATED PARTY TRANSACTIONS

See Item 5 - “Recent Developments” for a discussion of the Merger Agreement between the Company and Sun.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2006 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada. A substantial amount of these products are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see "Item 4 — Information on the Company — Business Overview — Sales and Marketing."

Legal Proceedings

From time to time, we are a party to routine litigation incidental to our business, none of which, individually or in the aggregate, is expected to have a material adverse effect on our financial position.  Other litigation, as disclosed herein, may have a material adverse effect on our financial position.

Legal Actions Commenced by the Company

Company’s Lawsuit related to Special Tender Offer

On May 28, 2008, the Company terminated the Merger Agreement.  On the same day, the Company and its directors other than the members of the Levitt and Moros families (the “Independent Directors”) brought a lawsuit against Sun and its affiliates in the District Court seeking a declaratory judgment that, under the Israeli Companies Law, Sun and its affiliates could not purchase, or offer to purchase, additional ordinary shares representing more than 45% of the total voting power of the Company, other than by means of a “Special Tender Offer” pursuant to the Israeli Companies Law.  On June 30, 2008, Sun commenced the Sun Offer, but did not comply with the Special Tender Offer rules.  On August 26, 2008, the District Court ruled that Sun was not required to comply with the Special Tender Offer rules.  On August 28, 2008, the Company and its Independent Directors filed an appeal to the Israeli Supreme Court and requested an injunction barring Sun from acquiring more than 45% of the Company’s voting power during the pendency of the appeal.  On September 1, 2008, the Israeli Supreme Court granted the injunction.  On December 15, 2009, Sun moved the Supreme Court to clarify whether the injunction applied to warrants for additional shares.  On February 3, 2010, the Israeli Supreme Court responded affirmatively, ordering that the current status in the Company shall be maintained until final judgment.  The appeal has been briefed and argued and is sub judice before the Court.

Company’s Lawsuit related to Sun’s Failure to Disclose Information in the Sun Offer

On September 29, 2009, the Company filed a lawsuit against Sun and certain of its affiliates in the United States District Court for the Southern District of New York alleging violations of the federal securities laws for failing to disclose material information in the Sun Offer.  The lawsuit also alleged unlawful use and improper disclosure of the Company’s proprietary and confidential business information in violation of a non-disclosure agreement between Sun and the Company prior to the time the Merger Agreement was signed.  Taro seeks, among other things, to enjoin the Sun Offer pending corrective disclosure as well as damages and injunctive relief.  The Company has filed a motion for expedited discovery.  The case is pending before the United States District Court for the Southern District of New York.

Company’s Lawsuit related to Ireland

On June 15, 2008, the Company brought a lawsuit in the District Court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations.  This case is pending before the District Court.

Company’s Lawsuit related to Ovide® (malathion) Lotion

On July 27, 2009, the Company filed a lawsuit against Synerx Pharma, LLC, DPT Laboratories, Ltd. and Karalex Pharma, LLC (a subsidiary of Eagle Pharmaceuticals, Inc.) in the United States District Court for New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  The suit alleges that the defendants’ generic malathion lotion, 0.5%, directly or indirectly infringes on Taro’s patent.  The Company seeks injunctive relief as well as damages for infringement.

Legal Actions by Certain Shareholders

Templeton’s Lawsuits related to Proposed Merger with Sun

Between May and August 2007, Templeton filed three motions in the District Court related to the transactions contemplated by the Share Purchase and Merger Agreements.  Two of these lawsuits were dismissed by the District Court.  Templeton filed an appeal with the Israeli Supreme Court with respect to one of the suits that was dismissed.  The third lawsuit is pending before the District Court.  As part of the suit, which is pending before the District Court, the parties agreed to reserve 9.5% of the total number of ordinary shares Sun was entitled to purchase pursuant to the Share Purchase Agreement and the warrant issued pursuant to the Share Purchase Agreement for purchase by Templeton.  As a result, Sun purchased 9.5% less shares than they agreed to in the Share Purchase Agreement and related transaction documents. In the appeal pending before the Israeli Supreme Court, Templeton claimed that the transactions contemplated by the Share Purchase Agreement were not approved in the manner required by Israeli law and therefore should be declared void.

Shareholders’ Lawsuit related to Special Tender Offer

On July 9, 2008, a class action and a petition for the authorization of the filing of the class action were filed by a shareholder of the Company alleging that Sun violated the “special tender offer” rules set forth in the Israeli Companies Law by (i) purporting to exercise the options under the Option Agreement, and (ii) commencing a “regular” tender offer rather than a “special tender offer.”  The Company is not a party to these proceedings and accordingly, no judgments or orders are expected to be issued against the Company.

Sun’s Lawsuit related to Termination of Merger Agreement and Enforcement of the Option Agreement

On June 25, 2008, Sun filed a lawsuit in New York State Court against, among others, the Company and all of its directors.  The lawsuit alleges, among other things, that (i) the Company and the directors fraudulently induced Sun to expend nearly $100 million to purchase Taro shares and to enter into the Merger Agreement based on the belief that, if the Merger Agreement were terminated, the Option Agreement would allow for a transfer of a controlling interest in Taro to Sun, when (according to Sun) the members of the Levitt and Moros families “had no present intention of honoring the Option Agreement”; (ii) defendants breached and/or improperly terminated the Merger Agreement; (iii) members of the Levitt and Moros families breached the Option Agreement; and (iv) defendants violated the duty of good faith and fair dealing under Israeli contract law and have been unjustly enriched in violation of Israeli law.  The complaint seeks, among other things, compensatory and punitive damages in an amount to be determined at trial, declaratory judgments that the Merger Agreement was improperly terminated and the Option Agreement is valid and binding upon the members of the Levitt and Moros families who signed it, and injunctive relief.  The members of the Levitt and Moros families who signed the Option Agreement have answered the claims in the complaint relating to the Option Agreement, denying that they violated the terms thereof and asserting affirmative defenses to such claims.  With respect to the remaining claims, all defendants have moved to dismiss them on the grounds, among others, that they fail to state a cause of action.  Certain directors have also moved to dismiss on the ground that the court lacks personal jurisdiction over them.  The motions to dismiss have been fully briefed, but argument on the motions has been deferred pending a decision of the Israeli Supreme Court in the action described above.

Sun’s Lawsuit related to the Issuance of Audited Financial Statements

On May 14, 2009, Sun and Alkaloida brought a lawsuit against the Company and its directors in the District Court.  The plaintiffs requested the District Court to order the Company and the Directors to prepare, complete and submit to the authorities and present to the general meeting of the shareholders audited financial statements for the years 2006 and thereafter within 45 days of judgment. Although the suit contained other requests for relief, the District Court struck the remainder of the claims in a decision issued on December 29, 2009.  The motion as it relates to the issuance of audited financial statements is pending before the District Court.

Litigation related to Israeli Taxation

The Company has challenged a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro USA.  The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34 million nominal amount of tax and approximately $19 million in interest and other charges to be paid by Taro.  In January 2008, the Company filed an appeal against the assessment with the Haifa District Court.  In addition, in June 2008, the Company filed an application with the ITA to have the matter raised with the U.S. Internal Revenue Service under the Israel/U.S. Tax Treaty Mutual Agreement Proceedings (“MAP”).  MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings.  Based on the opinion of Israeli counsel, the Company believes that no Israeli tax liability or withholding obligation arose as a result of the option exercise because both under Israeli tax law and under the Israel/U.S. Tax Treaty, no Israeli tax can be imposed on the employment or service income (including compensatory option gains) of United States residents derived from employment or services performed in the United States.

Separately, on December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003.  The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is probable.

Other Legal Actions

On November 10, 2004, the Company was sued in the Superior Court of New Jersey in Atlantic County along with defendants Wyeth, Inc. (and associated entities), Upsher-Smith Laboratories, Sandoz, Inc. (and its foreign affiliate), Par Pharmaceutical Companies, Inc., Alphapharm Party Ltd., Eon Labs, Ben Venue Laboratories and unnamed John Doe entities.  This is a purported class action lawsuit seeking relief related to defendants’ sale of amiodarone, which plaintiffs allege is unsafe.  Plaintiffs are seeking damages for alleged physical injuries.  The plaintiffs allege that all defendants improperly marketed amiodarone.  The Company has denied any marketing of amiodarone as alleged by plaintiffs.  The case has been pending for several years and the parties have not yet commenced substantive discovery.  At this time, it is impossible to predict the outcome of this litigation or to estimate the amount of potential damages, if any, for which the Company could be held liable.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as result of their military service which included diving in the Kishon River near Haifa Bay.  In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third-party defendants in these lawsuits.  The hearing of the lawsuits was consolidated with the hearing of another lawsuit filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River.  The proceedings are currently in different stages, during which the parties present the evidence in the cases to the court.

     Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B.	SIGNIFICANT CHANGES

Except as described herein with respect to the restatement we announced on May 22, 2009, no significant change has occurred since the date of our consolidated financial statements included in this 2006 Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

On December 13, 2006, as a result of our late filing, our ordinary shares were de-listed from the NASDAQ Global Select Market and are now quoted on the Pink Sheets under the symbol "TAROF". The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NASDAQ Global Select Market and the Pink Sheets, as applicable, during the last five years as of the end of the reporting period of this 2006 Annual Report:

	High	Low
2002	$39.26	$21.60
2003	$72.11	$30.14
2004	$66.53	$18.99
2005	$34.59	$13.06
2006	$16.97	$9.64

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NASDAQ Global Select Market and the Pink Sheets, as applicable, during each fiscal quarter of the last five years, as of the end of the respective reporting period of this 2006 Annual Report, and any subsequent period:

	High	Low
First Quarter 2004	$66.53	$57.40
Second Quarter 2004	$63.61	$39.91
Third Quarter 2004	$43.48	$18.99
Fourth Quarter 2004	$35.42	$21.12

First Quarter 2005	$34.11	$26.54
Second Quarter 2005	$34.59	$27.89
Third Quarter 2005	$28.82	$23.28
Fourth Quarter 2005	$26.86	$13.06

First Quarter 2006	$16.97	$13.54
Second Quarter 2006	$14.00	$10.10
Third Quarter 2006	$14.63	$9.97
Fourth Quarter 2006	$13.00	$9.64

First Quarter 2007	$10.30	$7.56
Second Quarter 2007	$7.60	$5.75
Third Quarter 2007	$7.80	$6.30
Fourth Quarter 2007	$7.70	$7.14

First Quarter 2008	$8.50	$7.25
Second Quarter 2008	$9.50	$7.85
Third Quarter 2008	$10.00	$9.25
Fourth Quarter 2008	$10.80	$7.30

First Quarter 2009	$9.94	$7.70
Second Quarter 2009	$9.25	$8.43
Third Quarter 2009	$9.20	$8.50
Fourth Quarter 2009	$10.25	$7.65

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets during the last six months:

	High	Low
Sep-09	$9.60	$8.85
Oct-09	$10.25	$8.75
Nov-09	$9.80	$8.80
Dec-09	$9.40	$7.65
Jan-10	$10.62	$8.25
Feb-10	$10.88	$9.60

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares have been traded in the over the counter market in the United States since 1961.  Our ordinary shares were first registered for trading on NASDAQ in 1982.  Our ordinary shares first became quoted on the NASDAQ National Market in 1993 under the symbol "TARO."  On July 1, 2006, the NASDAQ National Market was renamed the NASDAQ Global Market and our ordinary shares became quoted on the NASDAQ Global Select Market, a segment of the NASDAQ Global Market.  On December 13, 2006, our ordinary shares were delisted from the NASDAQ Global Select Market and are now quoted on the Pink Sheets under the symbol "TAROF."  There is no non-United States trading market for our ordinary shares.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	ISRAELI COMPANIES LAW AND OUR DOCUMENTS OF INCORPORATION

Our registration number at the Israeli Registrar of Companies is 52-002290-6.

Objects and Purposes

Our Memorandum of Association provides that our main objects and purposes include any business connected with the developing, manufacturing, processing, supplying, marketing and distributing of prescription, OTC medical and other health care products.

In February 2000, the Company’s Ordinance (New Version — 1983) was replaced with the Israeli Companies Law.  Because our Articles of Association were adopted before the enactment of the Israeli Companies Law, they are not always consistent with the provisions of the new law.  In all instances in which the Israeli Companies Law changes or amends provisions in the Companies Ordinance, and as a result our Articles of Association are not consistent with the Israeli Companies Law, the provisions of the Israeli Companies Law apply unless specifically stated otherwise in the Israeli Companies Law.

Approval of Specified Related Party Transactions Under Israeli Law and Our Articles of Association

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances. The duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for the office holder’s approval or performed by the office holder by virtue of his or her position and all other information of importance with respect to these actions.

The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. This includes the requirement that an office holder must avoid any conflict of interest between the office holder’s position in the company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of a company to receive a personal gain for himself, herself or others. An office holder must also disclose to the company any information or documents relating to that company’s affairs that the office holder has received due to his or her position in the company.

Compensation for Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors require the approval of the audit committee, the board of directors and the shareholders approval, in that order, except where the companies regulations adopted under the Israeli Companies Law provide for certain easements from such requirements.

Disclosure of Personal Interest of an Office Holder

The Company’s Articles provide that a director must disclose his interest in a contract or arrangement at the meeting of the Board of Directors at which such contract or arrangement is first taken into consideration.  The Israeli Companies Law requires that an office holder (including a director) or a controlling shareholder who is aware that he or she has a personal interest in connection with any existing or proposed transaction by the company, promptly disclose to the company the nature of any personal interest that he or she may have, including all related material information or documents known to him or her. “Personal Interest”, as defined by the Israeli Companies Law, includes an interest of any person in an act or transaction of the company, including interest of his relative (as defined below) or of a corporate body in which a person  or a relative (as defined below) of that person is, a holder of 5% or more of the corporate body shares or voting power, a director or a general manager, entitled to appoint at least one director or the general manager. Personal Interest does not apply to an interest stemming merely from the fact that the person is also a shareholder in the company. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative. Under the Israeli Companies Law, “relative” is defined as spouse, sibling, parent, grandparent, child, child of such person’s spouse or the spouses of any of the above. An extraordinary transaction is a transaction other than in the ordinary course of business, other than according to prevailing market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Israeli Companies Law, the office holder must disclose his personal interest without delay and no later than the first meeting of the company’s board that discusses the particular transaction. Once disclosure is made in compliance with the above disclosure requirement, the board of directors may approve the transaction between the company and an office holder or a third-party in which an office holder has a personal interest, unless the company’s articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction or if it concerns exemption, indemnification or insurance of an office holder, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company, in that order.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee (unless in circumstances of non extraordinary transactions), may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or such committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. For these purposes, a controlling shareholder is a shareholder who has the ability to direct the activities of a company (other than solely from his or her position on the board of directors or any other position with the company), including a shareholder who holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. For purposes of attribution, the Israeli Companies Law provides that if two or more persons, holding voting rights in the company, each have a personal interest in the approval of the same transaction, such persons will be deemed to be one holder.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private offering in which the controlling shareholder has a personal interest, and the engagement of a controlling shareholder or his or her relative with a public company, as an office holder or employee, require the approval of the Audit Committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the votes cast at the meeting, whether in person or by proxy, provided that:

●	the majority includes at least one-third of the total votes of the non-controlling shareholders, or anyone voting on their behalf present at the meeting in person or by proxy; or

●	the total number of votes of the shareholders mentioned above that are voted against the transaction does not exceed one percent (1%) of the voting rights in the company.

Director Qualifications

Our Articles of Association do not require directors to hold shares in the Company.  According to the Articles, the number of directors of the Company should be not less than five or more than twenty-five.  Under Israeli Companies Law, we must have at least two statutory external directors on the Board of Directors (see “Qualifications of Statutory External Directors” above).

Voting, Rights Attached to Shares, Shareholders’ Meetings and Resolutions

Under the Israeli Companies Law, we are required to hold an annual meeting of shareholders at least once every calendar year and not more than 15 months after the previous annual meeting. In addition, special meetings may be conducted as required by certain events and circumstances. Our directors, other than our statutory external directors, are elected at annual general meetings of our shareholders. A director holds office until the next annual general meeting, unless he or she resigns or is earlier removed from office by an ordinary resolution passed at an EGM of our shareholders.

Our share capital is divided into founders’ shares and ordinary shares. Holders of each paid-up share are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. In addition, all ordinary shares shall together entitle their holders to two-thirds of the voting power of our Company. All founders’ shares shall together entitle their holders to one-third of the voting power of our Company.  Under our Articles of Association, an increase to the share capital, creation of preferred shares or shares with special rights, consolidation or division of share capital, cancellation of shares and reduction in share capital, require a “Special Resolution” of the shareholders, i.e. an affirmative vote of 75% of the voting power voting in person or by proxy.  The rights attached to any class of shares may be modified with the consent in writing of the holders of three-fourths of the issued shares of that class or by way of a Special Resolution of the shareholders.

According to our Articles of Association, dividends on our ordinary shares may be paid out of profits and other surplus, as defined in the Israeli Companies Law or as otherwise approved by a court of law, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Under the Israeli Companies Law and our Articles of Association, an ordinary resolution of the shareholders (for example, with respect to the appointment of auditors) requires the affirmative vote of a majority of the voting power voting in person or by proxy, whereas a special resolution (for example, a resolution amending the Articles of Association or authorizing changes in capitalization or in the rights attached to a class of shares) requires the affirmative vote of at least 75% of the voting power voting in person or by proxy. Rights pertaining to a particular class of shares require the vote of 75% of such class of shares in order to change such rights in addition to the approval of 75% of the voting power of the shareholders voting in person, or by proxy, on such resolution. The quorum required for a meeting of shareholders consists of at least three shareholders present in person, or by proxy, who hold or represent between them at least one-third of the outstanding voting power unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the board of directors may designate. If at such reconvened meeting the required quorum is not present, any two shareholders present in person, or by proxy, shall constitute a quorum.

Shareholder Meetings

According to our Articles of Association, a general meeting of the shareholders must be held at least once in every calendar year, but not more than fifteen months after the last preceding meeting.  All general meetings must be held in Israel.  The Board of Directors may call an extraordinary general meeting of the shareholders at any time.  The Board shall convene an extraordinary general meeting of the shareholders, at the request of shareholders representing not less than 10% of the voting power in the Company, provided that the request complies with the requirements provided by the Article, including but not limited to statement of the object of the meeting.  Any member may appoint by power of attorney a person to act as his representative at a meeting.  The original instrument appointing a representative or a notarially certified copy must be deposited at the principal office of the Company at least forty-eight (48) hours before the meeting.

Restriction on Voting

In order to reduce our risk of being classified as a Controlled Foreign Corporation under the Code, we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999 and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999 from exercising more than 9.9% of the voting power in our company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our company).

Duties of Shareholders

Under the Israeli Companies Law, each and every shareholder has a duty to act in good faith and in an acceptable manner in exercising his, her or its rights and fulfilling his, her, or its obligations towards the company and other shareholders and to refrain from abusing his, her or its power, such as in voting in the general meeting of shareholders and/or in a meeting of a different class of shares, on the following matters:

●	any amendment to the articles of association;

●	an increase of the authorized share capital;

●	a merger; or

●	the approval of certain actions and transactions that require shareholder approval.

In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

Furthermore, a duty to act in fairness towards the company applies to any controlling shareholder, any shareholder who knows that he possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the Articles of Association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power in regard to the company. The Israeli Companies Law does not describe the substance of this duty to act in fairness.

These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be his, her or its own best interests.

Mergers and Acquisitions under Israeli Law

The Israeli Companies Law and the regulations promulgated thereunder include provisions that allow a merger transaction, in general, and require that each company that is a party to a merger has the transaction approved by its board of directors and a vote of the majority of the voting power of its shares at a shareholders’ meeting called on at least 35 days' prior notice by each of the merger parties. Under the Articles of Association and the Israeli Companies Law, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. A court may determine that a company duly approved a merger, in certain cases, upon the request of shareholders holding 25% or more of the voting power in the company. A court may not approve a merger unless it is convinced that the merger offer is fair and reasonable, in light of the valuation of the merging companies and the consideration which has been offered to the shareholders. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 30 days have passed from the time that the shareholders of each company have approved the merger and 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies.

In general, the Israeli Companies Law also provides that an acquisition of shares of a public company is to be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company if there is no existing holder of 25% or more of the voting rights in the company. If there is no existing holder of more than 45% of the voting rights in the company, in general, the Israeli Companies Law provides that an acquisition of shares of a public company is to be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company.

If as a result of any acquisition of shares, the acquirer will hold more than 90% of the company’s issued and outstanding share capital or of a class of shares, the acquisition may not be made other than through a tender offer to acquire all of the shares or all of the shares of such class.  If the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company or of a class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. If the dissenting shareholders hold 5% or more of the issued and outstanding share capital of the company or of a class of shares, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of a class of shares. Shareholders may petition the court to alter the consideration for the acquisition to reflect a fair value. Such petition may be submitted within 3 months from the date the tender offer has been accepted.

Finally, Israeli tax law may treat stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does United States tax law. For example, unless the stock-for-stock transaction is considered a tax-deferred merger which relates to a transfer of at least 80% of the shares in the transferred company, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation (which  is  listed for trading on a stock exchange) to taxation on half the shareholder’s shares two years following the exchange and on the balance four years thereafter even if the shareholder has not yet sold the new shares.

Special Tender Offer under Israeli Law

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting power in the company.  This rule does not apply if there is already another holder of 25% or more of the voting power in the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting power in the company, unless there is already a holder of 45% or more of the voting power in the company.  These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval (including approval of the purchaser becoming a holder of 25% or more, or 45% or more, of the voting power in the company, unless there is already a holder of 25% or more or 45% or more, respectively, of the voting power in the company), (2) was from a holder of 25% or more of the voting power in the company which resulted in the acquirer becoming a holder of 25% or more of the voting power in the company, or (3) was from a holder of 45% or more of the voting power in the company which resulted in the acquirer becoming a holder of 45% or more of the voting power in the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

Indemnification and Insurance of Office Holders

Insurance of Office Holders

Subject to the provisions of the Israeli Companies Law, our Articles of Association provide that we may enter into an insurance contract that would provide coverage in respect of liability imposed on any of our office holders with respect to an act performed in the capacity of an office holder for:

●	a breach of the office holder’s duty of care to the company or to another person;

●
a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the good of the company; or

●	a financial liability imposed upon him or her in favor of another person.

We have obtained liability insurance covering our officers and directors.

Indemnification of Office Holders

Subject to the provisions of the Israeli Companies Law, our Articles of Association provide that we may indemnify any of our office holders, in advance and retroactively, against the following liabilities imposed or expenses incurred on the office holder with respect to an act performed in the capacity of an office holder:

●	a monetary obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by the court;

●
reasonable litigation expenses, including attorneys’ fees, expended by the office holder due to an investigation or a proceeding instituted against him or her by an authority competent to administer such an investigation or proceeding that was either finalized without the filing of an indictment (as defined in the Israeli Companies Law) against him or her and “without any monetary obligation imposed in lieu of criminal proceedings” (as defined in the Israeli Companies Law) or finalized “without the filing of an indictment” against him or her with a “monetary obligation imposed in lieu of criminal proceedings” relating to an offence that does not require proof of criminal intent; and

●
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or that are instituted on our behalf or by another person or a criminal charge from which he or she is acquitted, or a criminal charge in which he or she is convicted of an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, indemnification in advance in respect to monetary liabilities to third-parties are limited to those events which, in the opinion of the board of directors, are to be expected in light of the company’s actual activities when the indemnification is granted and to a sum or a standard which the board of directors determines that are reasonable in the circumstances.

Exemption of Office Holders

The Israeli Companies Law provides that a company may exempt an office holder in advance from liability for damages flowing from breach of his duty of care to the company.

Limitations on Exemption, Insurance and Indemnification

The Israeli Companies Law provides that a company may not exempt or indemnify an office holder for, or enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of, any of the following:

●
a breach by the office holder of his or her duty of loyalty unless, with respect to indemnification and insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the good of the company;

●	a breach by the office holder of his or her duty of care which was committed intentionally or recklessly, except when it was committed solely by negligence;

●	any act or omission done with the intent to derive an illegal personal benefit; or

●	any fine or forfeiture imposed against the office holder.

In addition, under the Israeli Companies Law, exemption, indemnification, and procurement of insurance coverage (except where the companies regulations provide for certain easements from such requirements with respect to insurance) for office holders must be approved by the Audit Committee and board of directors of a company and, if the beneficiary is a director (as well as to controlling shareholders and their relatives), by the shareholders, in that order.

Following approval by the Audit Committee and Board of Directors and, in the case of directors, shareholders, we have entered into exemption and indemnification agreements with our directors and certain officers.

C.	MATERIAL CONTRACTS

During the two years preceding the date of this 2006 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than as set out below and contracts entered into in the ordinary course of business.

Share Purchase Agreement

Alkaloida and the Company entered into the Share Purchase Agreement, pursuant to which Alkaloida agreed to acquire a total of 7,500,000 ordinary shares at a price per share of $6.00 for a total purchase price of $45 million and received a warrant to purchase another 7,500,000 ordinary shares. In connection with the Share Purchase Agreement, the Company entered into a registration rights agreement, dated May 18, 2007, pursuant to which the Company agreed to grant certain customary registration rights for the Company’s shares held by Sun and its affiliates.

As part of court proceedings initiated against the Company by Templeton, the Company, Alkaloida and Templeton agreed to temporarily decrease the interim funding pursuant to the Share Purchase Agreement by 9.5%, from $45.0 million to $40.725 million, pending the result of the court proceedings. As a result of the court proceedings, Alkaloida acquired 3,770,833 ordinary shares for a total purchase price of $22.6 million on May 21, 2007 and thereafter acquired an additional 3,016,667 ordinary shares for a total purchase price of $18.1 million on May 21, 2007.

Merger Agreement

The Merger Agreement, dated May 18, 2007, between the Company, Alkaloida and Aditya provided the framework under which Aditya would have merged with and into the Company and each ordinary share of the Company outstanding immediately prior to the effective time of the merger (other than outstanding shares of the Company held by TDC, Morley or any wholly-owned subsidiary of the Company) would have been automatically converted into and represented solely the right to receive $7.75 per share in cash, without interest and less any applicable withholding tax. The Company would have become a wholly owned subsidiary of Alkaloida. The obligations of both the Company and Alkaloida to complete the merger were subject to the satisfaction of certain conditions, including, but not limited to receipt of the required approvals by regulatory authorities in Israel and the U.S. and receipt of the approval by the Company’s shareholders.

The Merger Agreement was terminable by either party if the merger had not been consummated by December 31, 2007, (provided that this right to terminate was not available to any party whose failure to fulfill any obligation under the Merger Agreement resulted in the failure of the merger to occur by December 31, 2007).

On May 28, 2008, the Company announced it had terminated the Merger Agreement in accordance with its terms.

Warrant Instrument

The Company issued on May 18, 2007, a warrant instrument, pursuant to the Share Purchase Agreement, under which it granted Sun, or a permitted transferee of Sun, the right to purchase up to 7,500,000 ordinary shares of the Company at an exercise price per share of $6.00 (the “Warrant Shares”). The Warrant Shares can be acquired during a period of three years commencing as of May 18, 2007. The warrant instrument contains provisions to adjust the exercise price and the number of Warrant Shares to be acquired under the warrant instrument.

As part of court proceedings initiated against the Company by Templeton, the Company, Sun and Templeton agreed to temporarily decrease the number of Warrant Shares that can be acquired by Sun under the warrant instrument to 6,787,500 ordinary shares.

On August 2, 2007, Sun exercised a portion of its warrants in favor of Alkaloida, as assignee, and purchased 3,000,000 additional shares at an exercise price of $6.00 per share, or $18,000,000.

On December 1, 2009, Sun provided notice to the Company regarding its exercise of its Warrant.  On February 3, 2010, the Israeli Supreme Court ruled that the purpose of the temporary injunction is to maintain the status quo of the Company and that Sun could not exercise the Warrant until the appeal proceedings are over.  The Company agreed to extend the expiration date of the Warrant, which the Israeli Supreme Court noted in its decision.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribed, among other things, a gradual decrease in the Corporate Tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, 2008 - 27%, in 2009 - 26% and in 2010 - 25%.  On July 25, 2009, the Knesset approved new tax legislation which prescribes, among other things, a gradual decrease in the Corporate Tax rate in Israel and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Tax Benefits before the 2005 Amendment

In general, taxable income of a company derived from an Approved Enterprise is subject to Corporate Tax at the maximum rate of 25%, rather than the regular rates stated above (this also applies to Approved Enterprises approved after the Amendment, as explained below).  However, in the case that the Approved Enterprise is operating in Zone A (described below), and assuming the Approved Enterprise was approved after December 31, 1996, the Company’s undistributed income derived from this Approved Enterprise would be exempt from Corporate Tax for a period of two years, beginning with the first year the Company derives taxable income under the program.  The 25% Corporate Tax rate is applied for a period of time termed the “benefit period.”  This benefit period is ordinarily a period of seven years commencing with the year in which the Approved Enterprise first generates taxable income after the commencement of production. The benefit period may be shorter as it is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier (the “Year Limitation”).  The Year Limitation does not apply to the Exemption Period as discussed below. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period.

A company's income from sources other than the Approved Enterprise during the relevant period of benefits will be taxable at the regular Corporate Tax rates shown above.  In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a mixed enterprise), such company’s effective Corporate Tax rate is the result of a weighted combination of the various applicable rates.

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

The entitlement to the above benefits is based upon the fulfillment of the conditions stipulated by the law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, the company is required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

In the event that a company has elected the Alternative Route and subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax Exemption Period, such company will be subject to Corporate Tax in the year the dividend is distributed in respect of the gross amount of dividend distributed, at the rate that would have been applicable had the company not elected the Alternative Route (10% to 25%, depending on the level of foreign investment in the company, as explained below). In addition, the dividend recipient is subject to tax at the reduced rate of 15% applicable to dividends from Approved Enterprises, if the dividend is distributed during the Exemption Period or within 12 years thereafter. In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.  The Company has elected the Alternative Route.

A company that qualifies as a Foreign Investors’ Company (“Foreign Investors' Company”) is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a Foreign Investors’ Company is a company which, among other things, has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long-term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by non-residents of Israel for any tax year is determined by the lowest percentage of any of the above rights held by nonresidents during that year. A Foreign Investors’ Company will pay Corporate Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Region C

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	5 years	2 years	0-25%
25	8 years	2 years	25-48.99%
20	8 years	2 years	49-73.99%
15	8 years	2 years	74-89.99%
10	8 years	2 years	90-100%

Region B

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	1 years	6 years	0-25%
25	4 years	6 years	25-48.99%
20	4 years	6 years	49-73.99%
15	4 years	6 years	74-89.99%
10	4 years	6 years	90-100%

Region A

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	0 years	10 years	0-25%
25	0 years	10 years	25-48.99%
20	0 years	10 years	49-73.99%
15	0 years	10 years	74-89.99%
10	0 years	10 years	90-100%

Subject to certain provisions concerning income under the Alternative Route, all dividends paid by the company are considered to be attributable to income received from the entire enterprise and the company’s effective tax rate is the result of a weighted-average of the various applicable tax rates, excluding any tax-exempt income. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We have elected to use the Alternative Route, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits. We have received four approvals granting us a package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise was exempt from Corporate Tax for a period of four years from 2001, and was eligible for a reduced tax rate of between 10% and 25% for an additional two years. Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from Corporate Tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of 10% to 25% for an additional eight years. Under the third approval (benefit period starting 2003), our undistributed income was exempt from Corporate Tax for a period of two years following implementation of the plan and we will be eligible for a reduced tax rate of between 10% and 25% for an additional thirteen years thereafter. All of these programs are subject to the time limits imposed by the Investment Law and based upon the level of foreign ownership in the company in each tax year. To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%. We currently exceed this level but there can be no assurance that we will be able to reach or maintain this level of foreign ownership for each subsequent year. Under  an additional Approved Enterprise program submitted for (benefit period starting 2007), our undistributed income, derived from this approval, will be exempt from Corporate Tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter. As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli Corporate Tax rate.

Tax Benefits under the 2005 Amendment

A recent amendment to the Investment Law, which has been officially published and is effective as of April 1, 2005 (the “Amendment”), changed certain provisions of the Investment Law. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing in 2004 and thereafter, but does not apply to investment programs approved prior to March 31, 2005. However, a company that was granted benefits according to Section 51 of the Investment Law prior to the Amendment will not be allowed to elect new tax year as a “Year of Election” referred to below under the Amendment for a period of two years from the beginning of the year in which the Approved Enterprise operated under the old Investment Law.

The Amendment simplifies the approval process for an Approved Enterprise. According to the Amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center.

As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns or by notifying the Israeli Tax Authorities within 12 months of the end of the year, provided that its facilities meet the criteria for tax benefits set out by the Amendment (a “Benefited Enterprise”). Companies are also granted a right to approach the ITA for a pre-ruling regarding their eligibility for benefits under the Amendment. The Investment Law includes provisions attempting to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits are available under the Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from exports. In order to receive the tax benefits, the Amendment states that the company must make an investment in fixed assets in the Benefited Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount or certain percentage of the company’s production assets, determined as of the end of the year before the expansion.

The duration of tax benefits is subject to a limitation of seven to ten years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company had derived income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to the company:

•
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

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay Corporate Tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

The Investment Law also provides that a Benefited Enterprise is entitled to accelerated depreciation on its property and equipment.

Generally, a company that has a significant amount of foreign investment (at least 74% of the shareholders must be foreign shareholders and the company has to have undertaken to invest a minimum sum of $20.0 million in the Benefited Enterprise (as defined in the Investment Law)) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.  A condition to the extension of the benefits period is that at least 80% of the income from the Benefited Enterprise, in an average calculation, in the additional years, shall be from exports.

The Amendment changes the definition of “foreign investment” in the Investment Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law will subject the company to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provisions of the Amendment.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for any Approved Enterprises in the future.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”) provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year (exclusive of income from specified government loans, capital gains, interest and dividends), is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to a number of Corporate Tax benefits, including:

●	Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;
●	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
●	Accelerated depreciation rates on equipment and buildings; and
●
Expenses related to a public offering on the Tel Aviv Stock Exchange (“TASE”) and, as of January 1, 2003, on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985, which was repealed effective January 1, 2008, results for tax purposes were measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (the “Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI.

Commencing in taxable year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. We were obligated to follow this election for three years. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

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

In general, the technology developed with Chief Scientist grants may not be transferred to Israeli third-parties without the prior approval of a governmental committee under the Research Law and may not be transferred to non-Israeli third-parties. A recent amendment to the Research Law has stressed that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. This approval, however, is not required for the export of any final products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted, or if granted, will be on reasonable commercial terms.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including depreciation, relating to scientific research and development projects, provided that the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, if:

●	the research and development is for the promotion or development of the company in one of the fields specified in the Income Tax Ordinance; or

●	the research and development is carried out by or on behalf of the company seeking the deduction in such field.

Expenditures not so approved are deductible over a three-year period, from the first year that the expenditures were made.  However, the amount of the government grant given will be subtracted from the amount of expenses which may be deducted.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services provided in Israel.

On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) 20% or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution; (ii) 15% for dividends distributed out of the profits of an Approved Enterprise or 4% under the special tax route for a Benefited Enterprise; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.–Israel Tax Treaty, as defined below, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends that are not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

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

On January 1, 2006, an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on NASDAQ or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was, among other things, contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals.  Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates, among others, do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income (the “U.S.–Israel Tax Treaty”), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the U.S.–Israel Tax Treaty and who is entitled to claim the benefits afforded to him by the U.S.–Israel Tax Treaty, will generally not be subject to Israeli capital gains tax. This exemption will not apply if (i) such United States resident holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.–Israel Treaty, this United States resident would be permitted to claim a credit for these taxes against the United States federal income tax with respect to the sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The U.S-Israel Tax Treaty does not relate to United States state or local taxes.

   Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (“TP Regulations”). Section 85A of the Tax Ordinance and the TP Regulations generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regulations are not expected to have a material effect on us.

United States Federal Income Tax Considerations

Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares (a “U.S. Holder”) that is:

●	a citizen or resident of the United States;

●
a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

●	an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

●
a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a United States person under applicable Treasury regulations.

In addition, certain material aspects of United States federal income tax relevant to a holder who is not a partnership and is not a U.S. Holder (a “Non-U.S. Holder”) are discussed below.

This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to own our ordinary shares.

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could materially affect the continued validity of this discussion and the tax consequences described herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

●	are broker-dealers or insurance companies;

●	have elected mark-to-market accounting;

●	are tax-exempt organizations;

●	are financial institutions or financial services entities;

●	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

●	own directly, indirectly or by attribution at least 10% of our voting power;

●	have a functional currency that is not the United States dollar;

●	are carrying on a trade or business in Israel through a permanent establishment; or

●	acquire ordinary shares as compensation.

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

Taxation of Ordinary Shares

Taxation of Distributions Paid On Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is actually or constructively received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute qualified dividend income eligible to be taxed at the preferential rate applicable to long-term capital gains (currently a maximum rate of 15%), provided that (1) (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service (“IRS”), to be satisfactory, (2) we are not a passive foreign investment company (“PFIC”) (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. While the IRS has ruled that shares that are listed on the NASDAQ Stock Market are readily tradable on an established securities market in the United States, as our ordinary shares were until they were delisted effective December 13, 2006, it has ruled that shares traded on the Pink Sheets are not readily tradable on an established securities market in the United States.  Even if we fail to establish that our securities are readily tradable on an established securities market in the United States, the dividends on our shares may be qualified dividend income if requirements (1)(b), (2) and (3) are met.

You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Distributions by us of our current or accumulated earnings and profits will generally be foreign source passive income for United States foreign tax credit purposes; however, if the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the United States foreign tax credit limitation will be reduced. In addition, special rules will apply if we are a United States-owned foreign corporation, which we may be. In that case, distributions of our current or accumulated earnings and profits will be treated as United States source and foreign source income in proportion to our earnings and profits in the year of the distribution allocable to United States and foreign sources. We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. U.S. Holders who are entitled to the benefits of the U.S.–Israel Tax Treaty may elect to credit Israeli withholding taxes allocable to the portion of our distributions treated as from United States sources under these rules against their United States federal income tax liability on such portion.

Generally, the total amount of allowable foreign tax credits in any year cannot exceed regular United States tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale or exchange of ordinary shares, a U.S. Holder will recognize a capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the ordinary shares, which is usually the cost of such shares in United States dollars, and the amount realized on the disposition in United States dollars. A capital gain from the sale or exchange of ordinary shares held more than one year is a long-term capital gain, and is eligible for a maximum 15% rate of taxation for individuals and other non-corporate taxpayers for taxable years beginning before January 1, 2011. Gains and losses recognized by a U.S. Holder on a sale or exchange of ordinary shares normally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.

In certain instances, a U.S. Holder who is subject to tax in Israel on the sale of our shares and who is entitled to the benefits of the U.S.–Israel Tax Treaty may treat such gain as Israeli source income and thus could, subject to other United States foreign tax credit limitations, credit the Israeli tax on such sale against such U.S. Holder’s United States federal income tax on the gain from that sale.

Tax Consequences if We Are a Passive Foreign Investment Company

We will be a PFIC if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, United States or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes, among other amounts, amounts derived by reason of the temporary investment of funds raised in our public offerings. If we were a PFIC, and a U.S. Holder did not make either an election to treat us as a qualified electing fund as defined and described below (a “QEF”) or a mark-to-market election:

●
Excess distributions by us to a U.S. Holder would be taxed in a special way. Excess distributions are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of the three preceding taxable  years or such U.S. Holder’s holding period for the ordinary shares. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year (other than the year prior to the first year in which we were a PFIC) at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

●
The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

●
A U.S. Holder’s tax basis in shares of our stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a QEF in the first taxable year in which the U.S. Holder owns ordinary shares and if we comply with certain reporting requirements. Instead, a shareholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as a long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gains pursuant to a QEF election in the event we are classified as a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS Service Center in Ogden, Utah. Even if a QEF election is not made, a shareholder in a PFIC who is a United States person and who recognizes gain on a direct or indirect disposition of PFIC stock or receives direct or indirect distributions from a PFIC must file a completed IRS Form 8621 every year. If a QEF election is made after the first taxable year in which a U.S. Holder holds our ordinary shares and we are a PFIC, then special rules would apply.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

●
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

●
the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

●	the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to United States expatriates.

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding (currently 28%) on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

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

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. We began filing through the EDGAR system beginning on December 3, 2002.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, which primarily consists of interest rate and foreign exchange risk. We use derivative instruments to partially mitigate our exposure to these risks. Our objective is to reduce volatility in cash flows due to changes in interest and foreign exchange rates.

Foreign Exchange Rate Risk

We and Taro U.S.A. use the United States dollar as our reporting currency and are exposed to foreign exchange rate risk from transactions conducted in different currencies.

In 2006, 76% of our revenues were generated in United States dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the United States dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into United States dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-United States dollar revenues, the effects of currency fluctuations on consolidated net revenues and operating income were not significant in 2006.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated in US dollars. These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under GAAP. We do not hedge this risk as it does not impact our net cash flows. A 10% change in the exchange rate between the US dollar and the Canadian Dollar would reduce pre-tax income by approximately $4.5 million based on the December 31, 2006 US dollar to Canadian Dollar exchange rate.

Debt Denominated in NIS and Related Hedges

We have debt denominated in NIS that exposes us to foreign exchange rate risk. We have economically hedged the foreign exchange rate risk by entering into cross-currency swaps, which converts our debt payments into US dollars. We do not account for these derivatives as hedges and are therefore subject to earnings volatility from fluctuations in the fair value of these cross-currency swaps.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates mainly to our long-term debt incurred to purchase fixed assets. Our interest expenses are primarily sensitive to LIBOR and CPI as most of our long-term debt bears a LIBOR or CPI-linked interest rate. Taro USA has entered into two interest rate swaps as of December 31, 2006 and 2005, which convert variable rate mortgages to fixed rates. We do not use hedge accounting for these interest rate swaps and are therefore subject to earnings volatility due to fluctuations in the fair value of these interest rate swaps. As of December 31, 2006, $143.0 million of our outstanding debt bears an average interest rate of 9.7%.  Of the $143.0 million, only $107.4 million is exposed to interest rate fluctuation. Consequently, each 0.25% increase in interest rates will reduce pretax income by approximately $0.3 million.

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

    An evaluation was performed under the supervision and with the participation of our Management, including the supervision of our Senior Vice President and General Manager (the “general manager”), our Senior Vice President and Chief Financial Officer (the “chief financial officer”), and our Audit Committee, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Based on that evaluation, we have concluded that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2006, as a result of the material weaknesses in our internal control over financial reporting that existed as of year-end 2004, 2005 and 2006, as described below.

     To address the control weaknesses, we performed an additional analysis and other post-closing procedures in order to prepare the 2004 and 2005 restated consolidated financial statements in accordance with U.S. GAAP. Accordingly, Management believes that the consolidated financial statements included in this 2006 Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

b.	Management’s Annual Report on Internal Control over Financial Reporting.

     Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of Management, including our general manager, our chief financial officer, and our Audit Committee, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

     The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Management does not expect that our internal controls will prevent or detect all errors and fraud. A control, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

     Material weakness (within the meaning of PCAOB Auditing Standard No. 5) is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

     Based on our evaluation, Management concluded that our internal control over financial reporting was ineffective and that a material weakness existed in our internal control over financial reporting as of year-end 2004, 2005 and 2006, as described below.

Financial Reporting and Closing Procedures

     During 2006, we did not maintain effective controls over our financial reporting and closing procedures. This material weakness resulted from the fact that we did not have adequate systems, processes and personnel with sufficient GAAP knowledge, experience and training to adequately support our financial reporting and period-end closing procedures.

     We did not design, establish and maintain effective documented GAAP compliant financial accounting policies and procedures, primarily related to those for estimating certain accounts receivable reserves and sales deductions including product returns, chargebacks, rebates and other sales deductions.  In addition, we did not design, establish and maintain a sufficient formalized process for determining, documenting, communicating, implementing, monitoring and updating accounting policies and procedures, including policies and procedures related to significant, complex and non-routine transactions and certain other accounting items described below.

    We did not design, establish and maintain effective financial reporting procedures, including procedures for ensuring adequate preparation, timely review and documented approval of account reconciliations, journal entries, both recurring and non-recurring, and certain information primarily in the form of spreadsheets that supports our financial reporting process, and consistent communication among the various finance and non-finance organizations across the Company on the terms of our commercial arrangements.

     Since the fourth quarter of 2006, but before the issuance of this report, we have experienced significant turnover in our accounting personnel, and over the last several years, the attention of our accounting personnel has been focused on the preparation of our audited financial statements for 2006 and the restated audited financial statements for 2004 and 2005.

Remediation Steps

    We have, with the assistance of subject matter experts, conducted an internal review of the Company’s accounting policies and procedures, including those relating to establishing our accounts receivable reserve and sales deduction estimates.  As a result of such review and the discovery of certain errors, as described in this 2006 Annual Report, we have, with the assistance of subject matter experts, updated or revised the Company’s accounting policies and procedures, and in some cases implemented new policies and procedures, to provide reasonable assurances that our financial reporting is in conformity with GAAP.

We have designed and implemented financial process improvements concerning our financial reporting and closing procedures, including Management’s review of documentation, schedules and results in support of the Company’s financial reporting and period-end closing procedures. In this regard, training sessions were conducted for our finance and accounting personnel during early 2008 and on a regular basis thereafter for the review of procedures for timely and accurate preparation of financial statements.

   In addition to appointing a new Chief Financial Officer in 2008, we have expanded our accounting organization by creating and filling new positions with qualified accounting and finance personnel, increasing the number of persons who are CPAs or the CPA international equivalent.  We have also engaged external subject matter experts to assist in developing, implementing and/or enhancing accounting and finance-related policies and procedures.

    We are developing a plan to increase our investment in the design and implementation of enhanced information technology systems and user applications commensurate with the complexity of our business and our financial reporting requirements.  It is expected that these investments will improve the reliability of our financial reporting by reducing the need for manual processes, reducing the chance for errors and omissions and thereby decreasing our reliance on manual controls to detect and correct accounting and financial reporting inaccuracies.

Sarbanes-Oxley - Combination of Deficiencies

     Sarbanes-Oxley requires management to annually evaluate whether Internal Control over Financial Reporting (“ICFR”) is effective at providing reasonable assurance and to disclose its assessment.  It is management’s responsibility to ensure that the organization is in compliance with the requirements of Sections 302 and 404 and other requirements of the Act.

In 2006, according to Sarbanes-Oxley, the Company, as a Foreign Issuer - Accelerated Filer, was required to comply only with the Section 404 requirement to include management’s report in its annual report and was not required to comply with the requirement to provide external auditor’s attestation report.  As a result, our external auditors were not involved in the evaluation and assessment on the Company’s evaluation of its ICFR for fiscal year 2006.

Starting with its annual report for 2007, the Company will begin to comply with the requirement to provide the external auditor’s attestation report regarding the Company’s ICFR.

Based on Management’s evaluation and assessment of ICFR, approximately 120 deficiencies were identified (some of which are significant) in all of the Company's significant locations. The deficiencies derive from a lack of effective controls, failure to carry out existing controls, failure to document controls that were executed, and insufficient access rights to modules and functions within the information systems. We concluded that the aggregation of these separate deficiencies reflects insufficient internal controls and, the combination, constitutes a “material weakness,” which may be caused by, among other things, a lack of corporate culture to document the review performed by senior management and therefore constitutes a material weakness.

Remediation Steps

     During our management assessment in the following periods (2007-2008), the number of deficiencies and the level of their significance decreased. The Company implemented remediation steps and several internal controls procedures such as hiring additional competent personnel in the finance department, conducting extensive training on the issue, maintaining a sufficient level of documentation, reviewing and updating of access rights, and upgrading control levels by adding additional internal controls and senior management reviews.

Certain Revenue Recognition Procedures

     We lacked effective controls which were designed or operated effectively to provide more than a remote likelihood or reasonable assurance that material errors in certain revenue recognition items would be prevented or detected in a timely manner. This material weakness resulted in restatements of previously issued financial statements, and principally related to:

Product Returns

     The Company’s historical product returns reserve was based on a methodology that did not fully consider all available information in determining the amount of inventory in its distribution channel and the significant increase in the level of returns that occurred at, or around, a product’s expiration date.  The Company’s agreements with its customers generally allow for customers to return unsold inventory within three to six months prior to product expiry and up to one year following product expiry.  Because the Company’s historical returns methodology did not fully consider the levels of inventory in its distribution channel as well as the increase in returns around product expiry, and thus did not fully consider the period between sale and potential return (i.e., lag period), the Company had erroneously estimated its reserve for product returns at December 31, 2005, 2004 and 2003.  This resulted in adjustments to reserves and related revenues for the periods presented in its previously issued consolidated financial statements, while understating revenue for the periods in which returns were actually received.

Remediation Steps

     The Company, together with the assistance of subject matter experts, developed a revised product returns reserve methodology which considers the average lag period between sales and product expiry, historical product returns experience, and specific return exposures to estimate the potential exposure for returns of inventory in the distribution channel at the end of each period.  As a result, the Company is now presenting returns reserves within current liabilities; returns reserves were previously included in trade accounts receivable.

Chargebacks, Rebates and Other Sales Deductions

     The Company’s historical chargeback reserve methodology did not appropriately consider processing time lags for outstanding chargeback claims and chargeback exposure for inventory at wholesalers.  The Company also determined that its rebate and other deductions reserves, including indirect and Medicaid rebates, did not capture the portion of the provision associated with product inventory in the distribution channel and did not consider processing time lags for outstanding rebates and other deductions related to customers that purchase products indirectly through wholesalers.  As a result, the Company did not consistently record the provision at the time of the sale.  The processing time lag refers to the period of time between when inventory in the distribution channel is sold by the wholesaler and when the information is received and processed by the Company.  Inventory in the distribution channel represents the Company’s product sold to the Company’s customers but not yet sold through to third-parties.

Remediation Steps

The Company, together with the assistance of subject matter experts, developed  revised chargeback and rebate methodologies that are designed to appropriately consider (1) the processing time lag associated with chargebacks, rebates and other sale deduction credits, and (2) future chargebacks, rebates and other sales deductions associated with product inventory in the distribution channel at period end.

Sales Cut Off

     The Company’s sales cut off process was found to be ineffective for determining the appropriate period in which certain year-end sales revenue is recognized. In some cases where shipping terms were “FOB destination” the revenue was recognized according to the shipment date and not according to the date of receipt by the customer (“destination date”) which was the correct revenue recognition criteria.  These errors resulted from the Company improperly recognizing revenue in a particular year on product shipments with “FOB destination point” terms that did not reach the respective customer prior to year-end.

Remediation Steps

     During 2008, the Company developed new procedures for revenue recognition in order to avoid mistakes in the sales cut off.  These procedures include a review of all customer contracts for “FOB destination” terms and confirmation of receipt of goods shipped to FOB destination customers during the last ten days of each accounting period.  Under the new procedures, Revenue from goods shipped but not received by such customers is not recognized in that period.

Reclassification of Sales & Marketing Incentives

     The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company’s products. Historically, the Company provided its customers with account receivable credits for the costs associated with these programs and expensed them as selling, general and administrative expenses.  However, under EITF Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)”, these types of arrangements are considered to be reductions of revenue unless the customer receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer’s purchase of the products and the fair value of the benefits can be reasonably estimated.  As the Company was not able to demonstrate the fair value of the benefits received, these items have been reclassified as a reduction of revenue rather than selling, general and administrative expenses.

Remediation Steps

     The Company developed revised procedures to assure that such sales and marketing incentives are properly accounted for and reported in future periods.

Inventory

     We lacked effective controls and procedures which were designed to properly account for and report our inventory.  These principally related to:

Valuation

     The Company primarily maintains inventories for raw materials, work in process, and finished goods. The Company found that adjustments of inventory and cost of goods sold were necessary and mainly relate to errors in the assessment of inventory valuation.  Inventory valuation adjustments primarily resulted from the Company’s determination that excess inventory existed because estimated future sales demand for certain products was less than the inventory on hand at the end of each reporting period, and that other slow moving as well as short-dated inventory was not adequately reserved for.  Additionally, due to the errors identified in the accounts receivable and returns reserves, which impacted the computation of the Company’s net selling prices, the Company reassessed its lower of cost or market analyses which resulted in decreases to inventory valuation.  The Company also found deficiencies in, and corrected, certain manufacturing cost variances and valuation, classification of samples intended for distribution to physicians and errors in the classification of certain inventories intended for research and development activities.

Reclassification of Freight and Distribution

     The Company incurs distribution costs related to the sale of its pharmaceutical products. These distribution costs include all costs to warehouse, pack and deliver inventory to customers.  The Company found deficiencies in its accounting methodology for such costs and has reclassified the portion of shipping and handling costs from cost of sales and inventory to selling and marketing expenses.

Remediation Steps

     The Company, together with the assistance of subject matter experts, developed revised methodologies and procedures to assure that our inventory is properly accounted for and reported in future periods.

c.	Changes in Internal Control over Financial Reporting.

     Other than those changes described above, there was no change in our internal control over financial reporting (as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the period covered by this 2006 Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We continue to identify and implement additional best practice solutions regarding efficient data collection, integration and controls, including processes to ensure accounting information is properly evaluated and recorded.

     Notwithstanding the foregoing, Management has confidence, as a result of, among other things, the remediation steps taken to date with respect to the Company’s financial reporting, that the financial statements contained in this annual report present fairly, in all material aspects, our financial condition, results of operations and cash flows for the year ended December 31, 2006.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Myron Strober, C.P.A., the chairman of our Audit Committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NASDAQ regulations.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of conduct applicable to our directors and all employees.  We have also adopted a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers.  A copy of the code of conduct or the code of ethics may be obtained, without charge, upon a written request addressed to: Corporate Affairs Department, Taro Pharmaceutical Industries Ltd., c/o Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. Any waivers of the code of conduct or the code of ethics for executive officers or directors will be disclosed through the filing of a Form 6-K.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditors’ work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, Member of Ernst & Young Global (“Kost Forer”). These services may include audit services, audit-related services, tax services and other services, as further described below.  The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, Kost Forer and our Management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

	2006	2005	2004
	In millions of U.S. Dollars
Audit fees	$9.40	$2.68	$0.83
Tax fees	0.60	0.18	0.45
Total	$10.00	$2.86	$1.28

The audit fees for the years ended December 31, 2006, 2005 and 2004, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All non-audit services provided by the Company’s independent auditors were approved by the Audit Committee.

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

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2006 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2006 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (5)

2.1	Form of ordinary share certificate (1)

4.1	Taro Vit Industries Limited 1991 Stock Incentive Plan (2)

4.2	Taro Pharmaceutical Industries Ltd. 2000 Employee Stock Purchase Plan (3)

4.3	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.4	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (6)

4.5	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (6)

4.6	Merger Agreement (7)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1	Certification of the Senior Vice President & General Manager pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Senior Vice President & General Manager and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a).2	Debenture and Loan Agreement dated December 19, 2000 (8)

15(a).3	Loan agreements dated May 20, 2003 and November 27, 2003 (9)

____________

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Report of Foreign Issuer on Form 6-K dated June 11, 2007 and incorporated herein by reference.

(8)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and incorporated herein by reference.

(9)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2006 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

	By:	/s/ Ron Kolker
Ron Kolker
Dated: April 13, 2010		Senior Vice President, Chief Financial Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TARO PHARMACEUTICAL INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the accompanying financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2, the consolidated financial statements as of December 31, 2005 and for the two years in the period ended December 31, 2005, have been restated to reflect corrections of errors related to accounting for estimates for certain accounts receivable reserves, sales deductions, other revenue recognition errors, inventory and others.

As discussed in Note 3.u. to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”, effective January 1, 2006.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER

March 25, 2010	A Member of Ernst & Young Global

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2006	2005
		As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3.d)	$16,140	$72,828
Restricted short-term bank deposits (Note 3.e)	-	6,725
Marketable securities (Note 3.f)	114	134
Accounts receivable:
Trade, net (Note 4.a)	39,456	35,566
Other receivables, prepaid expenses and other (Note 4.b)	15,693	15,803
Inventories (Note 5)	56,762	60,278
Assets held for sale (Note 3.i.6)	5,232	6,188
TOTAL CURRENT ASSETS	133,397	197,522
LONG-TERM RECEIVABLES AND OTHER ASSETS (Note 8)	31,543	35,106
PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	219,753	246,251
GOODWILL (Note 3.k)	7,231	7,232
INTANGIBLE ASSETS AND DEFERRED COSTS, NET (Note 7)	29,063	58,961
DEFERRED INCOME TAXES (Note 15.j)	3,703	3,145
TOTAL ASSETS	$424,690	$548,217

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005
		As Restated
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans (Note 9)	$119,326	$96,549
Current maturities of long-term debt (Note 11)	28,428	12,528
Accounts payable:
Trade payables	18,442	21,915
Other current liabilities (Note 10.a)	97,383	119,404
TOTAL CURRENT LIABILITIES	263,579	250,396
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities (Note 11)	90,377	152,849
Deferred income taxes (Note 15.j)	5,516	6,368
Other long-term liabilities (Note 10.b)	15,435	10,535
TOTAL LONG-TERM LIABILITIES	111,328	169,752
COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)
TOTAL LIABILITIES	374,907	420,148
SHAREHOLDERS’ EQUITY (Note 14):
Share capital:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2006 and 2005: 200,000,000 shares; Issued at December 31, 2006 and 2005: 29,624,218 and 29,566,749 shares, respectively; Outstanding at December 31, 2006 and 2005:
29,358,265 and 29,300,865, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2006 and 2005:
2,600 shares	1	1
Additional paid-in capital	165,058	163,899
Accumulated other comprehensive income (Note 17)	14,106	10,847
Treasury stock (265,953 and 265,884 shares at December 31, 2006 and 2005,
respectively)	(1,388)	(1,398)
Accumulated deficit	(128,673)	(45,959)
TOTAL SHAREHOLDERS’ EQUITY	49,783	128,069
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$424,690	$548,217

 The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2006	2005		2004
		As Restated
Sales, net (Notes 16, 18)	$252,269	$288,623		$270,988
Cost of sales (Notes 3.h, 3.n)	123,516	122,615		127,539
Impairment (Note 3.l)	25,862	-		-
Gross profit	102,891	166,008		143,449
Operating expenses:
Research and development, net (Note 16)	36,273	45,714		41,956
Selling, marketing, general and administrative (Note 16)	109,048	110,748		130,392
Impairment (Note 3.l)	27,923	-		-
	173,244	156,462		172,348
Operating (loss) income	(70,353)	9,546		(28,899)
Financial expenses, net (Note 16)	11,454	7,985		4,812
(Loss) income before income taxes	(81,807)	1,561		(33,711)
Tax expense (Note 15)	872	1,477		3,776
Net (loss) income	$(82,679)	$84		$(37,487)

Basic net (loss) income per ordinary share (Note 14.e)	$(2.82)	$0.00	(*)	$(1.29)
Diluted net (loss) income per ordinary share (Note 14.e)	$(2.82)	$0.00	(*)	$(1.29)

Weighted-average number of ordinary shares used to compute basic income (loss) per share	29,347	29,250		29,058
Weighted-average number of ordinary shares used to compute diluted income (loss) per share	29,347	29,590		29,058

(*) Amount is less than $0.01.

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars and shares in thousands

	Number of Shares	Share Capital	Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Retained Earnings (Accumulated Deficit)	Total Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at January 1, 2004 - as previously reported	28,969	$680	$160,184	$(649)	$7,144	$(1,348)	$87,804	$-	$253,815
Adjustment to Shareholders’ Equity					(288)	(11)	(96,230)		(96,529)
Balance at January 1, 2004 – as restated	28,969	680	160,184	(649)	6,856	(1,359)	(8,426)		157,286
Exercise of options and issuance of shares of
Employee Stock Purchase Plan (ESPP)	201		1,863						1,863
Share-based compensation			95	(95					-
Reversal of share-based compensation related to forfeiture of stock options previously granted
			(115)	115					-
Share-based compensation				179					179
Comprehensive income (loss):
Foreign currency translation adjustments					5,642			5,642	5,642
Net (loss) (as restated)							(37,487)	(37,487)	(37,487)
Total comprehensive (loss) (as restated):								(31,845)
Balance at December 31, 2004 – as restated	29,170	680	162,027	(450)	12,498	(1,359)	(45,913)		127,483
Exercise of options and issuance of shares of
Employee Stock Purchase Plan (ESPP)	132		1,940						1,940
Share-based compensation			13	(13)					-
Reversal of share-based compensation related to forfeiture of stock options previously granted
			(81)	81					-
Share-based compensation				382					382
Purchase of treasury stock	(21)					(571)			(571)
Release of treasury shares to employees under ESPP	20					532	(130)		402
Comprehensive income (loss):
Foreign currency translation adjustments					(1,706)			(1,706)	(1,706)
Unrealized gain from available for sale marketable securities
					55			55	55
Net income (as restated)							84	84	84
Total comprehensive (loss) (as restated):								(1,567)
Balance at December 31, 2005 - as restated	29,301	680	163,899	-	10,847	(1,398)	(45,959)		128,069
Exercise of options and issuance of shares of
Employee Stock Purchase Plan (ESPP)	57		560						560
Share-based compensation			599						599
Purchase of treasury shares	(12)					(196)			(196)
Release of treasury shares to employees under ESPP	12					206	(35)		171
Comprehensive income (loss):
Foreign currency translation adjustments					3,281			3,281	3,281
Unrealized gain from available for sale marketable securities
					(22)			(22)	(22
Net (loss)							(82,679)	(82,679	(82,679
Total comprehensive (loss):								$(79,420)
Balance at December 31, 2006	29,358	$680	$165,058	$-	$14,106	$(1,388)	$(128,673)		$49,783

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004
		As Restated
Cash flows from operating activities:
Net (loss) income	$(82,679)	$84	$(37,487)
Adjustments required to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	25,112	24,011	20,304
Change in deferred charges and other assets	842	757	188
Impairment of long-lived assets	53,785	-	-
Share-based compensation expense	599	382	179
Accrued severance pay and other long-term liabilities, net	(527)	1,156	452
Loss on sale of long-lived assets	1,641	36	802
Effect of exchange differences on inter-company balances	(60)	791	144
Increase (decrease) in fair value of derivative instruments	(4,638)	2,871	(3,095)
Increase (decrease) in long-term debt due to currency fluctuation	4,967	(2,469)	1,559
Class Action liabilities, net	3,000	-	-
Decrease (increase) in deferred taxes	(3,231)	(884)	97
Decrease (increase) in trade receivables, net	(3,794)	15,924	1,001
Increase in short-term other receivables, prepaid expenses and other	3,533	39	3,463
Decrease in long-term other receivables, prepaid expenses and other	(426)	(2,506)	(4,340)
Increase (decrease) in interest receivable on restricted bank deposits	588	(217)	(255)
Decrease in inventories, net	3,923	5,554	15,365
Increase (decrease) in trade payables	(3,664)	397	(8,928)
Increase (decrease) in other accounts payable and accrued expenses	(23,959)	(28,036)	5,288
Increase (decrease) in income tax payable	229	(510)	(34)
Net cash provided by (used in) operating activities	(24,759)	17,380	(5,297)

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004
		As Restated
Cash flows from investing activities:
Purchase of property, plant and equipment and capitalization of
related direct incremental costs	(21,913)	(47,317)	(68,423)
Proceeds (repayment) of restricted short-term bank deposits	6,326	(22)	(4,000)
Investment in other intangible assets	(301)	(2,479)	(23,312)
Proceeds (repayment) of long-term deposits and other assets	14,000	-	(14,000)
Investment in marketable securities	-	(17,762)	(14,950)
Proceeds from marketable securities	-	31,060	1,650
Proceeds from sale of long-lived assets	272	298	5
Net cash used in investing activities	(1,616)	(36,222)	(123,030)

Cash flows from financing activities:
Proceeds from exercise of options and issuance of shares of Employee
Stock Purchase Plan (ESPP)	731	2,342	1,863
Proceeds (repayments) of short-term bank debt, net	(1,996)	9,472	45,506
Proceeds from long-term debt, capital lease	-	25,408	41,150
Purchase of treasury shares related to ESPP	(196)	(571)	-
Repayment of long-term debt	(26,700)	(24,794)	(19,907)
Repayment of other intangible assets purchased in prior years	(2,200)	(5,450)	(14,100)
Net cash provided by (used in) financing activities	(30,361)	6,407	54,512
Effect of exchange rate changes on cash and cash equivalents	48	(67)	24
Decrease in cash and cash equivalents	(56,688)	(12,502)	(73,791)
Cash and cash equivalents at the beginning of the year	72,828	85,330	159,121
Cash and cash equivalents at the end of the year	$16,140	$72,828	$85,330

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$12,989	$8,716	$7,714
Income taxes	$3,465	$4,342	$894

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$1,582	$3,339	$2,948
Investment in intangible assets on credit	$-	$-	$12,750

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.
Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, and European subsidiaries (the “Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. The Company’s ordinary shares are quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the symbol TAROF. As used herein, the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”). Taro Research Institute Ltd. in Israel provides research and development services to the Group. Taro International Ltd. in Israel, Taro Pharmaceuticals Ireland Ltd. and Taro Pharmaceuticals Europe B.V. are engaged in the pharmaceutical activities of the Group outside North America.

The Group manufactures generic and proprietary drug products in facilities located in Israel, Ireland, and Canada, and manufactures bulk active pharmaceutical ingredients in its facilities located in Israel. The Group’s research facilities are located in Israel and Canada. The majority of the Group’s sales are in North America.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers. In Israel, the Group sells and distributes its products principally to healthcare institutions and private pharmacies.

In the generic pharmaceutical industry, selling prices and related profit margins tend to decrease as products mature due to increased competition from other generic pharmaceutical manufacturers as they gain approval from the U.S. Food and Drug Administration (the “FDA”), the Canadian Health Products and Food Branch Inspectorate, and the Israeli and other Ministries of Health (“Government Agencies”) to manufacture equivalent products. The Group’s future operating results are dependent on, among other things, its ability to introduce new products and maintain its approvals to market existing drugs.

While non-compliance with Government Agencies’ regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred. The Group believes that it is in material compliance with all Government Agencies’ regulations. In February 2009, our Canadian manufacturing facility received a warning letter from the FDA (the “Warning Letter”) expressing concern identified during a July 2008 inspection about certain of the quality control systems, including failure to complete investigations of quality issues in a timely manner at the Canadian manufacturing facility. The Company responded to the Warning Letter on March 17, 2009, submitted and discussed a full compliance work plan with the FDA, and is committed to working with the FDA to resolve all issues. The Company has corrected the specific observations cited during the July 2008 inspection and the Warning Letter, and, to ensure its products meet all requirements, has improved its ability to adhere to current good manufacturing practices (“cGMPs”) by adding additional qualified personnel, engaging outside experts and added new procedures to resolve any systemic issues and prevent recurrence. The observations cited in the Warning Letter do not relate to any of the Company's other facilities. Until remedial action is complete and the FDA has confirmed compliance with cGMPs, new applications listing the Canadian facility as a manufacturing location of finished dosage forms may not be approved. However, one new product made at the Company’s Canadian facility was approved by the FDA in May 2009 after the issuance of the Warning Letter. Other Federal agencies take the Warning Letter into account when considering the awards of contracts and in some cases may have the right to terminate any agreement they have with us or remove products from their pricing schedule as one agency has done. The Company does not expect this will have a material impact on its financial condition.

While the majority of the Company’s products are either synthesized by the Company itself or are derived from multiple source materials, some raw materials and certain products are currently obtained from single domestic or foreign suppliers. The Company does not believe that any interruption of supply from a single supplier would have a material adverse effect on the Company’s results of operations and financial position. To date, the Group has not experienced difficulties in obtaining raw materials.

b.
During 2006, our cash flows were negatively impacted by operating losses, capital expenditures and a reduction in wholesaler inventory. The Company successfully addressed this liquidity issue by implementing initiatives to improve revenues subsequent to the balance sheet date, cash collections and by reducing expenses. As of December 31, 2009, the Company’s total debt was approximately $163,800, of which, $103,900 is callable on-demand due to covenant violations. Total consolidated cash is approximately $119,200 at December 31, 2009, which exceeds callable debt by $15,300. As a result of the Company’s cash position at December 31, 2009 and the expected cash flows from operations, the Company has the ability to continue as a going concern for the foreseeable future.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

c.
On May 18, 2007, the Company and Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun Pharmaceutical Industries Ltd. (together with its affiliates “Sun”) (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) and Aditya Acquisition Company Ltd. (“Aditya”) entered into a merger agreement (the “Merger Agreement”). As part of the merger transactions, Taro entered into a Share Purchase Agreement with Alkaloida, pursuant to which Taro issued Alkaloida 6,787,500 ordinary shares at $6.00 per share, for a total of $40,725. Under the terms of the Share Purchase Agreement, Sun also received a three-year warrant to purchase additional ordinary shares at $6.00 per share. On August 2, 2007, Sun exercised a portion of its warrant in favor of Alkaloida, as assignee, and purchased 3,000,000 additional shares at an exercise price of $6.00 per share, or $18,000. This additional investment, together with its original purchase of the Taro’s newly issued shares, brought Sun’s investment in Taro to approximately $59,000.

On May 28, 2008, the Company terminated the Merger Agreement. On the same day, the Company and its directors other than the members of the Levitt and Moros families (the “Independent Directors”) brought a lawsuit against Sun and its affiliates in the Tel-Aviv District Court (the “District Court”) seeking a declaratory judgment that, under the Israeli Companies Law, Sun and its affiliates could not purchase, or offer to purchase, additional ordinary shares representing more than 45% of the total voting power of the Company, other than by means of a “Special Tender Offer” pursuant to the Israeli Companies Law. Sun thereafter claimed that the Company was not entitled to terminate the Merger Agreement and on June 25, 2008, Sun gave notice that it was exercising its option under the option agreement entered into by Sun on May 18, 2007, with Dr. Barrie Levitt, Dr. Daniel Moros, Ms. Tal Levitt, Dr. Jacob Levitt and Taro Development Corporation (“TDC”) (the “Option Agreement”). Pursuant to the Option Agreement, Sun was granted the option to acquire certain ordinary shares owned by Dr. Barrie Levitt, Dr. Moros, Ms. Levitt, and TDC for $7.75 per share, as well as all of the founders’ shares for no consideration (the “Options”). A condition to the exercise of the Options required Sun to commence a tender offer to purchase any and all ordinary shares owned by all other shareholders for $7.75 per share. According to the terms of the Option Agreement, the transactions contemplated by the Option Agreement will be consummated contemporaneously with the expiration of the tender offer.

On June 30, 2008, Sun commenced a tender offer for any and all ordinary shares at a price of $7.75 per share (the “Sun Offer”), but did not comply with the Special Tender Offer rules. On August 26, 2008, the District Court ruled that Sun was not required to comply with the Special Tender Offer rules. On August 28, 2008, the Company and its Independent Directors filed an appeal to the Supreme Court of the State of Israel (the “Israeli Supreme Court”) and requested an injunction barring Sun from acquiring more than 45% of the Company’s voting power during the pendency of the appeal. On September 1, 2008, the Israeli Supreme Court granted the injunction.

Sun currently has the right to acquire an additional 3,787,500 ordinary shares at $6.00 per share pursuant to a warrant issued to Sun as part of the Share Purchase Agreement. Sun attempted to exercise such warrants on November 30, 2009. The Company delivered a letter to Sun from Taro’s Israeli counsel stating that such exercise and issuance would appear to be in violation of the Israeli Supreme Court’s stay order dated September 1, 2008 in the special tender offer litigation between the parties and further would appear to require the consent of the Israel Land Authority and possibly other governmental authorities. The shares underlying the warrant were not paid for, were not issued and are not outstanding. On December 15, 2009, Sun asked the Supreme Court to clarify whether the stay order applies to warrants for additional shares. On February 3, 2010, the Israeli Supreme Court responded affirmatively, ordering that the current status in the Company shall be maintained until final judgment. The appeal has been briefed and argued and is sub judice before the Israeli Supreme Court.

d.
In July 2004, Taro U.S.A. entered into a license agreement with Medicis Pharmaceutical Corporation (“Medicis”) for four product lines, including the Lustra® product line and two previously unmarketed products in the United States, Canada and Puerto Rico. According to the terms of the agreement, the Company paid $21,065 upon entering into the agreement, $10,500 paid over 11 quarterly installments commencing October 1, 2004 and an additional amount of $4,000 for exercising the purchase option due on June 30, 2007. The entire purchase price of $35,565 was treated as a product rights purchase and therefore, was recorded on the balance sheet under the line item “other intangible assets and deferred charges, net.” The Company allocated $23,165 for the Lustra® product family. Lustra® and Lustra-AF® were marketed by Medicis for a number of years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

One of the previously unmarketed products, from the Lustra® product family, was subsequently launched by Taro under the name Lustra-Ultra™. Taro allocated $12,400 for the second previously unmarketed product, which was subsequently launched by Taro under the name U-Kera™. These products are used for the treatment of skin disorders. These amounts are being amortized over the estimated life of the products in accordance with SFAS 142 and are included in cost of goods sold. The acquisition was included in cash flows from investing activities; purchase of product rights, in the Company’s consolidated statement of cash flows. The products have a weighted-average useful life of 14 years. As part of the agreement, the Company received $20,000 from Medicis, which the Company estimated was its returns exposure for these products, and with which the Company established a reserve. This returns reserve is presented together with the reserve for returns in current liabilities. The Company also agreed to accept expired returned goods in the future, even though the product returned may not have been sold by Taro. The reserve was established anticipating that customers will deduct, from their cash payments to the Company, the price that they originally paid to Medicis for the goods being returned. This reserve is being utilized for the return exposure related to the acquired products. During 2006, $8,300 of the reserve was recorded as income based on a determination that the reserve exceeded the requirements for such returns as a result of the near-term expiration of the customer right of return. During 2006, the Company recorded an impairment charge of $10,023, to write off the remaining carrying value of the U-Kera™ intangible asset and recorded an impairment charge of $13,236 to reduce the carrying value of the Lustra intangible asset to $6,298. These charges were the result of competitive market pressures and were recorded in cost of sales. The impairments were determined by conducting valuation studies and employing a discounted cash flow analysis. See Note 3.l.

e.
In March 2005, the Company, through its subsidiaries, entered into multi-year agreements with Alterna-TCHP, LLC (“Alterna”) to license its over-the-counter ElixSure® and Kerasal® products in North America.

The terms of the agreements include, among other things, the license of rights to distribute ElixSure® and Kerasal® products and an option to acquire the ownership rights for additional consideration, multi-year manufacturing and supply arrangements and the sale of ElixSure inventory on-hand at the outset of the arrangement. At the time of signing the agreements, the Company received $10,000 and there were to be additional payments due over the term of the agreements. In addition, the Company receives payments from Alterna for ongoing manufacturing and supply of the products during the agreement term.

The Company accounted for this transaction in accordance with Emerging Issues Task Force (“EITF”) EITF Issue No.00-21, “Revenue Arrangement with Multiple Deliverables.” The Company has concluded that the entire arrangement should be considered as one unit of accounting mainly because the Company could not establish fair value for all undelivered elements in the transaction. Accordingly, the total up front consideration is being recognized as revenue over the three-year term of the arrangement. Revenue recognition is limited to cash received. In addition, the Company recorded deferred inventory cost in the amount of $2,037 related to the costs of ElixSure products that were sold to Alterna at the outset of the agreement. The cost is amortized over the three-year term of the manufacturing and supply services under the agreement.

In June 2006, the Company and Alterna signed an amendment to the above agreements. Pursuant to the terms of the amendment Alterna exercised its option to purchase the full rights to the Kerasal products and settled all outstanding balances with the Company for products shipped under the manufacturing and supply arrangement in consideration for a cash payment of $12,000. According to the amendment, the Company will continue to manufacture and supply the products to Alterna. Consistent with its original accounting treatment, the Company has concluded that all of the deliverables under the amendment should be considered as one unit of accounting, therefore the consideration is being amortized over the remaining term of the agreement. As of December 31, 2006, the current and non-current portions of deferred revenue related to this agreement were $7,055 and $1,176, respectively, which were recorded in other current liabilities and other long-term liabilities, respectively. Subsequently, Alterna discontinued purchasing the ElixSure® products. However, Alterna has continued to purchase Kerasal® in limited quantities.

The Company determined that Alterna is a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities.” However, the Company has concluded that it is not the primary beneficiary of the VIE, therefore Alterna has not been consolidated into the Company’s results of operations. The Company concluded that the amendment to the agreement in June 2006 should not change this conclusion, primarily since the Company does not have exposure to losses from its involvement with Alterna.

f.
The Company, through its Irish subsidiary, owns a pharmaceutical manufacturing and research facility in Ireland, designed primarily for the manufacture of sterile products. As a result of the delay in receiving regulatory approval for the manufacture of new products, the inability to pursue the launch of certain approved products, and further financial constraints during 2006 which significantly reduced the level of additional investment in the Irish facility, the Company recorded an impairment charge related to its Irish facility during 2006.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company used the market approach in determining the fair value of the group of assets. The Company recorded an impairment charge, in operating expenses, aggregating $27,023, resulting in a remaining book value of approximately $14,900. In addition, the Company recorded approximately $900 of loss on purchase commitments of $3,945 due to the decline in value of additional equipment that the Company committed to purchase at December 31, 2006. Subsequent to the balance sheet date, in November 2009, the Company’s Irish subsidiary sold pieces of that equipment for $1,485 net of transaction costs.

During 2010, the Company announced the closure of the manufacturing facility in Ireland. The Company is currently analyzing the impact of that event on subsequent years’ financial statements and any possible additional impairment that may be required in future years.

NOTE 2: — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the preparation of the Company’s 2006 financial statements, management identified certain errors, primarily during an internal review of the Company’s policies for estimating certain accounts receivable reserves and sales deductions including product returns, chargebacks, rebates and other sales deductions.

As a result, the Company has restated its consolidated balance sheet as of December 31, 2005 and consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2005 and 2004, and the accumulated deficit as of January 1, 2004.  The adjustments relate primarily to:

•	Estimates for certain accounts receivable reserves, sales deductions and other revenue recognition policies

•	Inventory

•	Other errors

The following table summarizes the overall impact of the restatement adjustments.

	Year ended December 31,
	2005	2004
(Decrease) Increase as a result of restatement adjustment to:
Sales, net	$(9,120)	$9,869

Net (loss)	$(5,593)	$(5,998)

Shareholders' equity	$(108,796)	$(102,985)

Adjustment to accumulated deficit at January 1, 2004		$(96,230)

a.	Correction of errors in estimates for certain accounts receivable reserves, sales deductions and other revenue recognition errors primarily related to:

1.	Product returns

The Company’s historical product returns reserve was based on a methodology that did not fully consider all available information in determining the amount of inventory in its distribution channel and the significant increase in the level of returns that occurred at, or around, a product’s expiration date. The Company’s agreements with its customers generally allow for customers to return unsold inventory within three to six months prior to product expiry and up to one year following product expiry. Because the Company’s historical returns methodology did not fully consider the levels of inventory in its distribution channel as well as the increase in returns around product expiry, and thus did not fully consider the period between sale and potential return (i.e., lag period), the Company had erroneously estimated its reserve for product returns at December 31, 2005, 2004 and 2003. This resulted in adjustments to reserves and related revenues for the periods presented in its previously issued consolidated financial statements, while understating revenue for the periods in which returns were actually received. The Company’s revised product returns reserve methodology considers the average lag period between sales and product expiry, historical product returns experience, and specific return exposures to estimate the potential exposure for returns of inventory in the distribution channel at the end of each period. The Company is presenting returns reserves within current liabilities; returns reserves were previously included in trade accounts receivable.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

2.	Chargebacks, Rebates and Other Sales Deductions

The Company’s historical chargeback reserve methodology did not appropriately consider processing time lags for outstanding chargeback claims and chargeback exposure for inventory at wholesalers. The Company also determined that its rebate and other deductions reserves, including indirect and Medicaid rebates, did not capture the portion of the provision associated with product inventory in the distribution channel and did not consider processing time lags for outstanding rebates and other deductions related to customers that purchase products indirectly through wholesalers. As a result, the Company did not consistently record the provision at the time of the sale. The processing time lag refers to the period of time between when inventory in the distribution channel is sold by the wholesaler and when the information is received and processed by the Company. Inventory in the distribution channel represents the Company’s product sold to the Company’s customers but not yet sold through to third-parties.

The Company’s revised chargeback and rebate methodologies are designed to appropriately consider (1) the processing time lag associated with chargebacks, rebates and other sales deductions credits, and (2) future chargebacks, rebates and other sales deductions associated with product inventory in the distribution channel at period end.

3.	Other Customer Receivables

During 2003, certain customers took deductions on payments due to Taro to which the Company believed, at the time, that the customers were not entitled; however, a full reserve was recorded. During 2004, a portion of the reserve was deemed to be unnecessary and was reversed in error. As part of the Restatement, the Company has corrected the accounting treatment for the receivables in 2003 and has adjusted the reserves that were erroneously recorded in 2005.

4.	Sales Cutoff

The Company recorded adjustments to correct errors due to improper sales cutoff at December 31, 2005, 2004 and 2003. These errors resulted from the Company improperly recognizing revenue on product shipments with “FOB destination point” terms that did not reach the respective customer prior to year-end. These adjustments corrected revenues, cost of sales, accounts receivable and inventory. The shipments that were received by customers in the subsequent year were recognized in that year.

5.	Reclassification of Sales & Marketing Incentives

The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company’s products. Historically, the Company provided its customers with account receivable credits for the costs associated with these programs and expensed them as selling, general and administrative expenses. However, under EITF Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product),” these types of arrangements are considered to be reductions of revenue unless the customer receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer’s purchase of the products and the fair value of the benefits can be reasonably estimated.  As the Company was not able to demonstrate the fair value of the benefits received, these items have been reclassified as a reduction of revenue rather than selling, general and administrative expenses.

b.  Correction of errors in accounting for inventory:

1.	Valuation

The Company primarily maintains inventories for raw materials, work in process, and finished goods. The adjustments of inventory and cost of goods sold mainly relate to errors in the assessment of inventory valuation. Inventory valuation adjustments primarily resulted from the Company’s determination that excess inventory existed because estimated future sales demand for certain products was less than the inventory on hand at the end of each reporting period, and that short-dated inventory was not adequately reserved for. Additionally, due to the errors identified in the accounts receivable and returns reserves, which impacted the computation of the Company’s net selling prices, the Company reassessed its lower of cost or market analyses which resulted in decreases to inventory valuation. The Company also corrected certain manufacturing cost variances and valuation, classification of samples intended for distribution to physicians and errors in the classification of certain inventories intended for research and development activities.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

2.	Reclassification of Freight and Distribution

The Company incurs distribution costs related to the sale of its pharmaceutical products. These distribution costs include all costs to warehouse, pack and deliver inventory to customers. The Company has reclassified the portion of shipping and handling costs from cost of sales and inventory to selling and marketing expenses.

c.	Other Adjustments:

The restatement also includes correction of (i) errors in classifications in 2005 related to certain portions of a bank loan that should have been considered a short-term loan as a result of cross-default provisions, (ii) errors in the classification of certain payables, (iii) tax provision, mainly the tax effect as a result of the above adjustments, and (iv) the classification of the lease agreement with the Israel Land Authority, for leased land, which the Company determined does not meet the criteria to be classified as a capital lease and therefore it should have been accounted for as an operating lease under Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” (“SFAS 13”).  The prepaid costs associated with the land leased in Israel have been reclassified to long-term receivables and other assets in the consolidated balance sheets.

The schedules that follow reconcile the Company’s consolidated balance sheets, consolidated statements of operations and cash flows from the previously reported financial statements to the restated consolidated financial statements along with explanations for the restatement adjustments.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Effect of Restatement on Consolidated Balance Sheet – December 31, 2005

	2005			2005
	As Previously Reported	Adjustments	Note	As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72,828	$-		$72,828
Restricted short-term bank deposits	6,859	(134)		6,725
Marketable securities	-	134		134
Accounts receivable:
Trade, net	52,954	(17,388)	(1)	35,566
Other receivables, prepaid expenses and other	12,865	2,938	(2)	15,803
Inventories	76,192	(15,914)	(3)	60,278
Assets held for sale	-	6,188		6,188
TOTAL CURRENT ASSETS	221,698	(24,176)		197,522
LONG-TERM RECEIVABLES AND OTHER ASSETS	19,527	15,579	(4)	35,106
PROPERTY, PLANT AND EQUIPMENT, NET	269,419	(23,168)	(4)	246,251
GOODWILL	7,232	-		7,232
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	60,673	(1,712)	(5)	58,961
DEFERRED INCOME TAXES	462	2,683		3,145
TOTAL ASSETS	$579,011	$(30,794)		$548,217

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$92,549	$4,000	(6)	$96,549
Current maturities of long-term debt	14,728	(2,200)	(6)	12,528
Accounts payable:
Trade payables	20,527	1,388	(6)	21,915
Other current liabilities	42,481	76,923	(7)	119,404
TOTAL CURRENT LIABILITIES	170,285	80,111		250,396
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	161,949	(9,100)	(4)	152,849
Deferred income taxes	4,981	1,387		6,368
Other long-term liabilities	4,931	5,604	(4)	10,535
TOTAL LONG-TERM LIABILITIES	171,861	(2,109)		169,752
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	342,146	78,002		420,148
SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2005: 200,000,000 shares; Issued
at December 31, 2005: 29,566,749 shares,
Outstanding at December 31, 2005:
29,300,865 shares	679	-		679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2005:
2,600 shares	1	-		1
Additional paid-in capital	163,769	130		163,899
Accumulated other comprehensive income	11,811	(964)		10,847
Treasury stock (265,884 shares at December 31, 2005)	(1,387)	(11)		(1,398)
Retained earnings (deficit)	61,992	(107,951)		(45,959)
TOTAL SHAREHOLDERS’ EQUITY	236,865	(108,796)		128,069
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$579,011	$(30,794)		$548,217

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(1)
To record the net effect of adjustments primarily related to sales deductions including chargebacks, rebates and other sales deductions and other balance sheet reclassifications primarily related to returns reserves.

(2)	To record the effect of adjustments primarily related to samples and other tax adjustments.

(3)	To record the effect of adjustments primarily related to inventory valuation, freight and distribution costs and samples.

(4)	Primarily the result of a reclassification of land leased in Israel.

(5)	To record the effect of adjustments to deferred costs as a result of adjustments to revenue recognition.

(6)	To record reclassification of a bank loan and other payables.

(7)
To record the effect of – (a) adjustments primarily related to returns reserve, and other sales deductions reserves, (b) to record balance sheet reclassifications primarily related to returns reserves, and (c) tax related adjustments.

Effect of Restatement on Consolidated Statement of Operations – 2005

	2005			2005
	As Previously Reported	Adjustments	Note	As Restated

Sales, net	$297,743	$(9,120)	(1)	$288,623
Cost of sales	128,690	(6,075)	(2)	122,615
Gross profit	169,053	(3,045)		166,008
Operating expenses:
Research and development, net	45,767	(53)		45,714
Selling, marketing, general and administrative	108,099	2,649	(3)	110,748
Operating income	15,187	(5,641)		9,546
Financial expenses, net	7,893	92		7,985
Income before income taxes	7,294	(5,733)		1,561
Tax expense	1,617	(140)		1,477
Net income	$5,677	$(5,593)		$84
Net income per share -
Basic net income per ordinary share	$0.19	$(0.19)		$0.00	(*)
Diluted net income per ordinary share	$0.19	$(0.19)		$0.00	(*)
Weighted-average number of ordinary shares used to compute basic
income per share (in thousands)	29,250			29,250
Weighted-average number of ordinary shares used to compute diluted
income per share (in thousands)	29,590			29,590

(*) Amount is less than $0.01.

(1)	To record a decrease primarily related to sales deductions, sales and marketing incentives and other revenue recognition errors.

(2)	To record the effect of adjustments primarily related to inventory valuation, freight and distribution costs, samples and others.

(3)	To record an increase in selling and marketing expense due to the reclassifications of freight and distribution costs, costs of samples and sales and marketing incentives.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Effect of Restatement on Consolidated Statement of Cash Flows – 2005

	Year ended December 31, 2005
	As Previously Reported	Adjustments	As Restated
Cash flows from operating activities:
Net income	$5,677	$(5,593)	$84
Cash flows from operating activities:	17,122	258	17,380
Cash flows from investing activities:	(36,036)	(186)	(36,222)
Cash flows from financing activities:	6,479	(72)	6,407

Effect of Restatement on Consolidated Statement of Operations – 2004

	2004			2004
	As Previously Reported	Adjustments	Note	As Restated
Sales, net	$261,119	$9,869	(1)	$270,988
Cost of sales	119,749	7,790	(2)	127,539
Gross profit	141,370	2,079		143,449
Operating expenses:
Research and development, net	41,956	-		41,956
Selling, marketing, general and administrative	123,465	6,927	(3)	130,392
Operating (loss)	(24,051)	(4,848)		(28,899)
Financial expenses (income), net	4,832	(20)		4,812
(Loss) before income taxes	(28,883)	(4,828)		(33,711)
Tax expense	2,606	1,170		3,776
Net (loss)	$(31,489)	$(5,998)		$(37,487)
Net (loss) per share:
Basic and diluted net (loss) per ordinary share	$(1.08)	$(0.21)		$(1.29)
Weighted-average number of ordinary shares used to compute basic and diluted (loss) per share (in thousands)	29,058			29,058

(1)	To record a decrease primarily related to sales deductions, sales and marketing incentives and other revenue recognition errors.

(2)	To record the effect of adjustments primarily related to inventory valuation, freight and distribution costs, samples and others.

(3)	To record an increase in selling and marketing expense due to the reclassifications of freight and distribution costs, costs of samples and sales and marketing incentives.

Effect of Restatement on Consolidated Statement of Cash Flows - 2004

	Year ended December 31, 2004
	As
	Previously		As
	Reported	Adjustments	Restated
Cash flows from operating activities:
Net (loss)	$(31,489)	$(5,998)	$(37,487)
Cash flows from operating activities:	(1,624)	(3,673)	(5,297)
Cash flows from investing activities:	(141,172)	18,142	(123,030)
Cash flows from financing activities:	69,167	(14,655)	54,512

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 3: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenue of the Company and certain of its subsidiaries (exclusive of its Canadian, Irish, and U.K. subsidiaries – see below) is generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and these subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar, requiring re-measurement from the local currency into the dollar for each of these entities. All exchange gains and losses resulting from the re-measurement are reflected in the statement of operations as financial income or expenses, as appropriate.

The functional currency of the Company’s Canadian, Irish, and U.K. subsidiaries are the Canadian Dollar, the Euro, and the British Pound, respectively.

Accordingly, the financial statements of the Canadian, Irish and the U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the statements of operations have been translated using the average exchange rate prevailing during the year. The resulting translation adjustments are reported as a component of shareholders’ equity under accumulated other comprehensive income (loss).

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, including Taro U.S.A. Inter-company transactions and balances have been eliminated in consolidation. A private corporation, Taro Development Corporation (“TDC”) owns 50% of the shares that have voting rights in Taro U.S.A., with the Company owning the other 50%. In 1993, TDC signed an agreement with the Company to assign its voting rights in Taro U.S.A. to the Company. TDC may terminate the agreement upon one year written notice. As of December 31, 2006, no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of owning 3.1% of Taro U.S.A. shares that have economic rights. Since losses applicable to TDC exceed their interest in Taro U.S.A. equity, such excess and any further losses applicable to TDC are charged against the Company as TDC has no obligation to fund such losses.

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Restricted short-term bank deposits:

Restricted short-term bank deposits mature within one year and are used as collateral for certain of the Company’s bank loans. Such restricted short-term bank deposits are recorded at cost, including accrued interest.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

f.	Marketable securities:

Marketable securities are comprised primarily of shares of stock in other publicly-traded companies. These marketable securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

g.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific balances, which, in the opinion of the Company’s management, are doubtful of collection. The allowance, in the opinion of the Company’s management, is sufficient to cover probable uncollectible balances. See Note 4.

h.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory reserves are provided to cover risks arising from slow-moving items, short-dated inventory, excess inventory or obsolescence. Changes in these provisions are charged to cost of goods sold. Cost is determined as follows:

Raw and packaging materials – average cost basis.

Finished goods and work in progress – average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes – average cost basis.

The amounts of inventory reserves recorded as cost of sales were $4,859, $1,839, and $13,961 for the years ended December 31, 2006, 2005 and 2004, respectively.

i.	Property, plant and equipment:

	1.	Property, plant and equipment are stated at cost, net of accumulated depreciation.

2.
Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

	3.	Interest costs are capitalized in accordance with SFAS No. 34, “Capitalization of Interest Cost” (“SFAS 34”).

	4.	Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, from the date the asset is ready for its intended use, at the following annual rates:

%
Buildings	2.5 - 10
Machinery and equipment	5 - 20 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated by the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

5.
The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) No. 98-1,  “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” (“SOP No. 98-1”). SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the years 2006 and 2005, the Group capitalized $49 and $725 of software costs, respectively. Software costs are amortized by the straight-line method over their estimated useful life of three years.

6.
At December 31, 2006, the following assets met the criteria in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” (“SFAS 144”) to be classified as assets held for sale and therefore measured at the lower of its carrying amount or fair value less cost to sell:

a.
A building located near the manufacturing facility in Canada, used for warehousing and storing finished goods primarily for the USA market became underutilized as the Company purchased a distribution facility in the USA. The building in Canada became underutilized in 2006, once the transition to the distribution facility in the USA was substantially completed. At December 31, 2006, the asset was reduced to a net realizable value of $5,191, and was classified as held for sale. In March 2007, the building was sold for net proceeds of $5,191. For comparative purposes, this asset was reclassified at December 31, 2005 in the amount of $5,822.

b.
Certain equipment in Canada at December 31, 2006, was classified as held for sale. The net realizable value of this equipment was $41 at December 31, 2006. For comparative purposes, this asset was reclassified at December 31, 2005 in the amount of $366.

7.
On February 7, 2007, the Company, in an effort to improve liquidity, sold a car park adjacent to the Irish facility for $4,050, net of transaction costs, and recorded in 2007 a pre-tax gain on this transaction of $3,721. This asset was included in property plant and equipment at December 31, 2006, as the criteria to classify this land as available-for-sale were met after the balance sheet date.

j.	Lease of land from Israel Land Administration:

The Company leases land from the Israel Land Administration (“ILA”), which is accounted for pursuant to SFAS 13, as amended by SFAS 98. Taro leases several parcels from the ILA. The lease period of the industrial parcel ends between 2010 and 2058. The Company has the right to extend each of the lease agreements for an additional period of 49 years. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). The ownership over the land is not transferred at the end of the lease period and there is no option to buy the land at the end of such period. The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value. Since such leases do not qualify as a capital lease, they are being accounted for as operating leases. The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

k.	Goodwill:

The Company follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to one reporting unit is tested for impairment by comparing the fair value of the reporting unit with the carrying value of the reporting unit. When the carrying value exceeds the fair value, the second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company operates in one operating segment, and this segment comprises its only reporting unit. Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment test during the fourth fiscal quarter of each year. As of December 31, 2006 and 2005, no impairment loss had been identified.

l.	Impairment of long-lived assets, intangible assets and deferred charges:

Intangible assets and deferred charges:

Acquired intangible assets and product rights to be held and used are not considered to have an indefinite useful life and are amortized over their useful life of a weighted-average amortization period of 14 years using a straight-line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142.

Debt issuance costs in respect to long-term loans from institutional investors and bondholders are deferred and amortized under the effective interest method over the term of the loans from institutional investors and bondholders.

Impairment of long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In the year ended December 31, 2006, the Company recorded, in operating expenses, a $27,923 impairment loss primarily related to the fixed assets in its Ireland facility. The Company also recorded impairment charges of $25,862 in cost of sales, which mainly comprises a $23,259 impairment loss, primarily for its product rights for Lustra® and U-Kera and a $2,531 impairment loss related to one of its warehouses and certain equipment in Canada. See also Notes 1.d and 1.e.

m.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board Opinion (“APB”) No. 6, “Status of Accounting Research Bulletins” and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method.

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

n.	Revenue recognition:

The Company recognizes revenue from product sales when title and risk of loss have transferred to its customers and when the criteria in Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (“SAB 104”), and SFAS No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS 48”), have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) the price to customers is fixed or determinable; (iv) collectability is reasonably assured, and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company. Depending on the terms of our customer agreements, revenue is recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

When the Company recognizes and records revenue from the sale of its pharmaceutical products, the Company, in the same financial reporting period, records an estimate of various future deductions related to the sale. This has the effect of reducing the amount of reported product sales. These deductions include the Company’s estimates, which may require significant judgment, of chargebacks, product returns, rebates, cash discounts and other sales deductions.

Chargebacks result from pricing arrangements the Company has with end-user customers establishing contract prices which are lower than the wholesalers’ acquisition costs or invoice prices. When these customers buy the Company’s products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to the Company for the difference between the invoice price and the end-user contract price. Chargeback reserves are estimated using current wholesaler inventory data, and historical data.

Product returns result from agreements allowing the Company’s customers to return unsold inventory that is expired or close to expiration. Product returns reserves are calculated using the average lag period between sales and product expiry, historical product returns experience, and specific return exposures to estimate the potential obligation for returns of inventory in the distribution channel at the end of each period.

Rebates result from contractual agreements with the Company’s customers and are earned based on the Company’s direct sales to customers or the Company’s customers sales to third-parties. Rebate reserves from the Company’s direct sales to customers and the Company’s customer sales to third-parties are estimated using historical and contractual data.

The Company generally offers discounts to its customers for payments within a certain period of time. Cash discount reserves are calculated by multiplying the specified discount percentage by the outstanding receivable at the end of each period.

With the exception of the reserves for returns, Medicaid and indirect rebates, which are included in current liabilities, all sales deductions reserves are recorded as accounts receivable reserves. The reserve for returns is included in current liabilities as substantially all of these returns will not be realized until after the year-end accounts receivable balances are settled. Medicaid and indirect rebates are included in current liabilities because the Company does not have direct customer relationships with any of the payees. See Notes 4 and 10 for more details.

With respect to revenue recognition policies in the Alterna transaction, see also Note 1.e.

o.	Research and development:

Research and development expenses, net of grants received, are charged to expenses as incurred.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

p.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company earned grants in the amounts of $430, $559 and $1,400 during 2006, 2005 and 2004, respectively. Such grants are included as deductions from research and development costs.

q.	Advertising expenses:

The Group expenses advertising costs as incurred. Advertising expenses were approximately $11,741, $20,836 and $38,195 for the years ended December 31, 2006, 2005 and 2004, respectively.

r.	Income taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax bases of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management has determined that it is more likely than not that the Company will not benefit from our deferred tax asset in the US, Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance has been provided against deferred tax assets.

s.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share is calculated based on the weighted-average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year (except where anti-dilutive), in accordance with SFAS No. 128, “Earnings per Share.”

The total weighted-average number of options excluded from the calculations of diluted net earnings per share, as a result of their anti-dilutive effect, was 1,578,387, 1,504,479 and 1,390,813 for the years ended December 31, 2006, 2005 and 2004, respectively.

t.	Freight and Distribution costs:

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $9,090, $9,454 and $10,411 for the years ended December 31, 2006, 2005 and 2004, respectively.

u.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission (“SEC”) issued SAB No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock option awards and values restricted stock based on the market value of the underlying shares at the date of grant.

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards granted prior to January 1, 2006, the Company recognizes compensation expenses based on the straight line-method over the requisite service period of each of the awards. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested.  Upon the adoption of SFAS No. 123(R) the expected life of the option is estimated using the “simplified” method as provided in SAB 107.  Under this method, the expected life equals arithmetic average of the vesting term and the original contractual term of the option.

Prior to 2006, the Company elected to follow APB No. 25 and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employees’ stock options plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price of the option at the grant date of the award.

Prior to the adoption of SFAS No.123(R), pro-forma information regarding the Company’s net income and net earnings per share is required by SFAS No.123(R) and has been determined as if the Company had accounted for its employee stock option plans under the fair value method prescribed by SFAS No.123(R).

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s operating income, income before income taxes, and net income for year ended December 31, 2006, were $599 lower than if the Company had continued to account for stock-based compensation under APB No. 25.  Basic and diluted net loss per share for year ended December 31, 2006, were $0.02 lower than if the Company had continued to account for stock-based compensation under APB No. 25.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Stock Options:  The fair value of options granted under the Stock Incentive Plan in 2006, 2005 and 2004 is amortized over their vesting period on a straight-line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions:

	2006	2005	2004
Dividend yield	0%	0%	0%
Expected volatility	58.5%	60.0%	55.8%
Risk-free interest rate	4.4%	4.2%	3.5%
Expected life of up to	6.9 years	6.9 years	5 years

Employee Stock Purchase Plan:  The fair value of the incentive rewards granted under the Company’s 2000 Employee Stock Purchase Plan, in 2006, is amortized over their vesting period on a straight-line basis and estimated at the date of the grant using a Black-Scholes options pricing model with the following weighted assumptions: 0% dividend yield, 72.7% volatility, 3.7% risk free weighted-average interest rate and expected life of six months.

Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The following table illustrates the effect on net loss and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS 123(R) on its stock-based employee compensation:

	Year ended December 31,
	2005		2004
	As Restated
Net income (loss) - as reported	$84		$(37,487)
Add – stock-based compensation expense recorded in reported
net income (loss)	382		179
Less - total stock-based compensation expenses under fair
value method	14,608		3,784
Net (loss) - pro-forma	$(14,142)		$(41,092)
Earnings per share:
Basic and diluted net income (loss) per ordinary share - as reported	$0.00	(*)	$(1.29)
Basic and diluted net income (loss) per ordinary share - pro-forma	$(0.48)		$(1.41)

(*) Amount is less than $0.01.

The Company applies SFAS No. 123(R) and EITF No. 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”, with respect to options issued to non-employees. SFAS No. 123(R) requires the use of option valuation models to measure the fair value of the options granted. Compensation expensed to non-employees was not material.

v.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposits and trade receivables. Cash and cash equivalents and restricted short-term bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents and restricted short-term bank deposits are financially sound and that low credit risk therefore exists with respect to these financial instruments. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Group’s trade receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary.

w.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, restricted short-term bank deposits, trade and other receivables and trade and other payables approximate their fair value, due to the short-term maturities of these instruments.

The carrying amount of long-term bank deposits approximates their fair value because such deposits bear market interest rates.

The carrying amounts of the Group’s borrowing arrangements under its short-term and long-term debt agreements approximate their fair value since the loans bear interest at rates that approximate the Group’s incremental borrowing rates for similar types of borrowing arrangements.

The fair value of currency and interest rate contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.

x.	Accounting for derivatives:

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged. At December 31, 2006 and 2005, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change. For additional information see Note 8.

y.	Impact of recently issued accounting standards:

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The adoption of FIN 48 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements,’’ (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company as of the beginning of the first fiscal year that begins after November 15, 2007.  The Company believes that the adoption of SFAS 159 will not have a material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified EITF Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 provides guidance on the capitalization of non-refundable advance payments for goods and services to be used in future research and development activities, until such goods have been delivered or the related services have been performed. This issue will be effective for the Company for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company believes that the adoption of this pronouncement will not have a material effect on the Company’s consolidated financial statements.

In November 2007, EITF issued EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property” (“EITF 07-1”) was issued.  Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product.  The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election.  EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008.  The adoption of EITF 07-1 will not have any material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will generally be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. This statement will be effective for us as of the year beginning January 1, 2009. The impact of the adoption of SFAS 141R on the Company’s consolidated financial statements would depend on the nature, terms and magnitude of acquisitions we may consummate in the future.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51,” (“SFAS No. 160”).  SFAS No. 160 establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. These statements will be effective for us as of the year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 160 would have on our consolidated financial statements.

In December 2007, the SEC issued SAB No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, the continuation of the use of the simplified method beyond December 31, 2007.  Effective January 1, 2008, the Company believes that the adoption of SAB 110 will not have a material impact on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FAS 157-1”) and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”.  Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157.  The Company believes that the adoption of FAS 157-1 will not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS 161”) an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur between the balance sheet date and the date financial statements are issued or are available to be issued. This statement is effective for interim or annual periods ending after June 15, 2009.  The adoption of SFAS 165 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R)” (“SFAS 167”), which amends existing accounting rules for consolidation of variable interest entities. Under SFAS 167, the primary beneficiary of a variable interest entity is determined by a qualitative rather than a quantitative test previously required under FIN 46 (R). In addition, SFAS 167 requires an ongoing assessment of whether an entity is a primary beneficiary of a variable interest entity, and additional disclosure.  SFAS 167 is effective at the beginning of the first annual reporting period that begins after November 15, 2009. SFAS 167 will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162,” (“SFAS 168”).  With this statement, the FASB Accounting Standards Codification (“Codification”) becomes the single source of GAAP recognized by FASB in the United States. The codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.   The adoption of this standard will not affect our results of operations or our financial position.  However, because the Codification replaces any existing GAAP standards, it will affect the way we reference US GAAP within our financial statements.

NOTE 4: — ACCOUNTS RECEIVABLE

a.       Trade

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	December 31,
	2006	2005
		As Restated
Trade accounts receivable, gross	$118,459	$187,459

Reserves for sales deductions:
Chargebacks	(40,211)	(87,281)
Customer rebates	(19,628)	(27,637)
Other sales deductions	(17,005)	(35,197)
Allowance for doubtful accounts	(2,159)	(1,778)

Trade accounts receivable, net	$39,456	$35,566

b.       Other receivables, prepaid expenses and other:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005
		As Restated
Prepaid expenses	$7,560	$7,594
Deferred income taxes (Note 15)	4,735	3,210
Government authorities	1,433	2,134
Advanced to suppliers	843	843
Derivative instruments	497	77
Office of the Chief Scientist	279	935
Employees	21	120
Other	325	890
	$15,693	$15,803

NOTE 5: — INVENTORIES

	December 31,
	2006	2005
		As Restated
Raw and packaging materials	$15,483	$20,225
Finished goods	26,375	23,418
Work in progress	11,892	14,049
Purchased products for commercial purposes and other	3,012	2,586
	$56,762	$60,278

As of December 31, 2006 and 2005, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $14,287 and $18,712, respectively.

As for pledges, see Note 12.

NOTE 6: — PROPERTY, PLANT AND EQUIPMENT

a.  Composition of assets grouped by major classifications are as follows:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005
Cost:		As Restated
Land	$12,500	$11,377
Buildings	157,550	145,341
Leasehold improvements	3,060	3,055
Machinery and equipment	141,583	134,123
Computer equipment	29,478	33,812
Motor vehicles	281	341
Furniture, fixtures and office equipment	8,236	8,164
Advances for property and equipment	92	12
	352,780	336,225
Accumulated depreciation and impairment charges:
Buildings	35,475	10,271
Leasehold improvements	2,439	2,285
Machinery and equipment	67,065	49,681
Computer equipment	23,051	23,522
Motor vehicles	236	260
Furniture, fixtures and office equipment	4,761	3,955
	133,027	89,974
Depreciated cost	$219,753	$246,251

Depreciation expenses were $20,098, $18,910 and $16,953, for the years ended December 31, 2006, 2005 and 2004, respectively.  For related impairment charges, see Note 3.l.

____________________

b.
Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental cost such as payroll and related expenses and other internal cost incurred in order to bring the assets to their intended use in the amount of $15,941 and $29,264 as of December 31, 2006 and 2005, respectively. Capitalized interest and other costs were $8,670, $12,199 and $10,672 for the years ended December 31, 2006, 2005 and 2004, respectively.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,158 and $4,109 as of December 31, 2006 and 2005, respectively.

d.	As of December 31, 2006, less than 2% of the Company’s plant and equipment was under various stages of construction and validation, and therefore was not subject to depreciation.

e.	As for pledges – see Note 12.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 7: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	December 31,
	2006	2005
Cost:		As Restated
Product rights	$68,245	$68,736
Deferred charges in respect of loans and bonds from institutional investors	1,216	1,182
Other deferred cost (see Note 1.e)	1,541	1,354
	71,002	71,272
Accumulated amortization and impairment charges:
Product rights	39,602	10,862
Deferred charges in respect of loans and bonds from institutional investors	1,031	885
Other deferred cost	1,306	564
	41,939	12,311
Amortized cost	$29,063	$58,961

____________________

b.
Amortization expenses related to product rights were $5,014, $5,101 and $3,351, for the years ended December 31, 2006, 2005 and 2004, respectively. For related impairment charges, recorded as a reduction in cost, see Note 3.l.

c.
As of December 31, 2006, the estimated amortization expense of product rights for 2007 to 2011 is as follows: 2007 - $2,737; 2008 - $2,699; 2009 - $2,687; 2010 - $2,691; and 2011 - $2,654. The weighted-average amortization period for these assets is 14 years.

NOTE 8: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	December 31,
	2006	2005
		As
		Restated
Prepayment of Land Leased from Israel Land Authority (1)	$15,292	$15,553
Receivable related to class action lawsuit (Note 13.c.4.iii)	7,000	-
Derivative instruments (2)	5,743	1,611
Severance pay fund (3)	2,755	2,303
Long-term deposit (4)	-	14,187
Other	753	1,452
	$31,543	$35,106

(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid. For more details see Note 3.j.

(2)
From July 1999 to November 2000, the Company issued approximately $24 million of CPI + 8.25% bonds denominated in NIS with terms of 10 years. At the same time, the Company entered into 9-10 year cross currency swaps in which the Company receives CPI plus 6% to 8.25% in NIS and pays LIBOR plus 0.6% to 3.3% in USD based on the outstanding amount of the bonds. At December 31, 2006, the fair market value of these swaps was $716 and was recorded in other receivables, prepaid expenses and other ($212 short-term portion) and long-term receivables and other assets ($504 long-term portion). At December 31, 2005, the fair market value of these swaps was $528 and was recorded in other receivables, prepaid expenses and other ($124 short-term portion) and long-term receivables and other assets ($404 long-term portion). For the years ended December 31, 2006, 2005, and 2004, net gains (losses) of approximately $628, ($972) and $696 were recorded within financial expenses, net for these swaps.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210.8 million for an eleven-year term at an annual interest rate of 5.8%. At the same time the Company entered into a USD/NIS, 5-year, CPI-adjusted  currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,000 USD plus a fixed rate of 5.9%. At December 31, 2006 the fair market value of this swap was $5,147, and was recorded in other receivables and prepaid expenses ($222 short-term portion) and long-term receivables and other assets ($4,925 long-term portion) on the consolidated balance sheet.  At December 31, 2005, the fair market value of this swap was $1,146 and was recorded in accounts payable: other current liabilities (($35) short-term portion) and long-term receivables and other assets ($1,181 long-term portion). The Company recorded net gains of $4,101, $749 and $1,639 within financial expenses, net for the years ended December 31, 2006, 2005 and 2004, respectively.  This swap matured on November 28, 2008 and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap.
In June 2005, the Company entered into a mortgage agreement for its New Jersey facility.  Subsequently, in September 2005, the Company entered into an interest rate swap to mitigate variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 4.66%.  At December 31, 2006 the notional amount (which equals the principal outstanding) of this swap was $12,650, the fair market value was $137, and was recorded in long-term receivables and other assets on the consolidated balance sheet.  At December 31, 2005 the notional amount (which equals the principal outstanding) of this swap was $13,200, the fair market value was $26, and was recorded in long-term receivables and other assets on the consolidated balance sheet.  The Company recorded an unrealized gain of $111 and $26 within financial expenses, net for the years ended December 31, 2006 and 2005, respectively.  This swap matured on November 28, 2008. See Note 11.a.7.
In September 2005, the Company also entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%.  At December 31, 2006, the notional amount (which equals the principal outstanding) of this swap was $11,608, the fair market value was $177, and was recorded in long-term receivables and other assets on the consolidated balance sheet. At December 31, 2005, the notional amount (which equals the principal outstanding) of this swap was $11,608, the fair market value was ($30), and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized gain (loss) of $207 and ($30) within financial expenses, net, for the years ended December 31, 2006 and 2005, respectively. See Note 11.a.7.

(3)
Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligation. See Note 10.b.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement saving plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $913, $956 and $1,283 for the years 2006, 2005 and 2004, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005	2004
Pension, retirement savings and severance expenses	$4,763	$3,688	$4,480

(4)
Long-term deposits in the amount of $14,187 consist of an interest bearing, two-year bank deposit at an annual weighted-average rate of 2.19% as of December 31, 2005. The deposit was collateral for loans to purchase fixed assets. As of December 31, 2006, the amount in this account was used to repay debt.

NOTE 9: — SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted -
	average
	interest rate		Amount
	December 31,		December 31,
	2006	2005	2006	2005
Short-term bank credit and short-term loans:		As restated		As restated
In, or linked to, U.S. dollars (1) (2) (3) (4)	6.92%	5.62%	$91,304	$92,359
In NIS (5)	7.55%	9.75%	11,002	25
In Canadian dollars (6) (7)	6.45%	5.75%	17,020	4,165
			119,326	96,549
Reclass from long-term debt, included in the above amounts (8)			42,783	21,983
Total utilized credit lines and short-term loans			$76,543	$74,566
Total authorized credit lines and short-term loans			$78,765	$77,959
Unutilized credit lines			$2,222	$3,393
Weighted-average interest rates at the end of the year for all loans	6.91%	5.63%

(1)
This amount includes approximately $28,100 of outstanding debt under a $40,000 Taro U.S.A. credit facility at December 31, 2006. This credit facility bears interest at a rate of LIBOR plus 2.75% and is secured by a first lien on Taro U.S.A.’s accounts receivable, inventory and all products and proceeds thereof. Additional borrowings are currently not available under this facility due to covenant defaults. Subsequent to the balance sheet date, the Company amended this credit agreement to extend the maturity date to April 5, 2010.

(2)
This amount includes approximately $10,000 of outstanding debt under a $10,000 Taro U.S.A. credit facility at December 31, 2006. The Company entered into a letter agreement with this financial institution as described in Note 11.a.3.

(3)	This amount includes approximately $29,327 of outstanding debt under the Company’s credit facilities in Israel at December 31, 2006.

(4)	This amount includes approximately $23,877 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2006.

(5)	This amount represents outstanding debt under the Company’s credit facilities of $4,389 and a reclassification from long-term debt of $6,613 in Israel at December 31, 2006.

(6)
This amount includes approximately $4,728 of outstanding debt under a demand revolving line of credit available to Taro Pharmaceuticals Inc. in the amount of $6,865, the Company’s indirect Canadian subsidiary, at December 31, 2006. This facility is secured by a general security agreement over the Canadian subsidiary’s assets other than real property and certain other capital assets. In addition, the agreement provides the lending institution a second lien on real property and other capital assets in Canada.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(7)	This amount includes approximately $12,292 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2006.

(8)	These amounts represent long-term debt classified as short-term debt due to covenant defaults described in Notes 11.a.1, 11.a.3, 11.a.5 and 11.a.6.

NOTE 10: — OTHER LIABILITIES

a.  Other current liabilities:

	December 31,
	2006	2005
		As
		Restated
Returns reserve	$34,144	$63,535
Due to customers (1)	16,327	21,673
Employees and payroll accruals	7,382	7,298
Deferred revenue	7,055	-
Medicaid and indirect rebates	6,944	4,491
Accrued income taxes	6,163	5,201
Payable to Medicis	5,100	2,200
Legal and audit fees	4,429	1,831
Accrued expenses	4,183	3,029
Interest payable	2,072	1,560
Other	3,584	8,586
	$97,383	$119,404
____________________

(1)  Amount due to customers in excess of their outstanding balance as a result of chargebacks, rebates and other deductions.

b.  Other long-term liabilities

	December 31,
	2006	2005
		As
		Restated
Class action lawsuit (Note 13.c.4.iii)	$10,000	$-
Accrued severance pay	3,645	2,857
Deferred revenue	1,176	474
Payable to Medicis	-	5,100
Grant from Irish government	538	1,265
Other	76	839
	$15,435	$10,535

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 11: — LONG-TERM DEBT

a.  Composed as follows:

	December 31,
	2006	2005
		As
		Restated
Loans from institutional investors and bonds (1)	$10,296	$12,290
Loans from institutional investors and bonds (2)	102,393	103,306
Banks (3)	5,333	9,968
Bank loans collateralized by cash deposits (4)	-	18,000
Term loan from Canadian bank (5)	19,308	19,348
Mortgage for U.S. distribution facility (6) (7)	12,650	12,650
Mortgage for U.S. office facility (7)	11,608	11,608
Other	-	190
	161,588	187,360
Less: current maturities	28,428	12,528
Less: long-term debt reclassified as short-term loans (1, 3, 5, 7)	42,783	21,983
	$90,377	$152,849

1.
In 1999 and 2000, the Company entered into a series of debenture and loan agreements in Israel, secured by a floating charge on substantially all of its property, assets and rights. The debentures were issued in separate tranches during 1999 and 2000 for a term of 10 years, with the last tranche maturing in November 2010; most of the loan balance at December 31, 2006 and 2005 was linked to Israeli CPI and 8.25%. Under the debentures, Taro provided certain undertakings that, among other things, as long as the loan is outstanding, (i) the ratio between long-term liabilities and shareholders’ equity shall not exceed two and the current ratio (defined as current assets divided by current liabilities) shall not be less than one and (ii) the ratio of current assets and liabilities shall not exceed one. Such ratios are based on the Company’s audited financial statements. As of December 31, 2006 and 2005, the Company was current with its payment obligations but not in compliance with other covenants. Since the Company was not in compliance with certain covenants as described above and since according to the provisions of the agreements, the lenders have the right to accelerate the obligations after notice and opportunity to cure, the Company has reclassified the long-term portion of its long-term debt to these lenders in the amount of $7,404, to short-term loans at December 31, 2006.

2.
In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel. Approximately half of the loan was issued in U.S. dollars at an interest rate of 6.0 – 6.1%, maturing in 2010. The other half of the loan was issued in NIS at a rate of Israeli CPI plus 5.8%, maturing in 2014. The debentures, provided certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1. The test is based on the Company’s audited financial statements, and is performed on April 1 of each year with respect to the prior calendar year. Since the Company was not in compliance with the above described covenants, no additional indebtedness has been incurred by the Company. Although additional borrowing by the Company is restricted, the lenders do not have the right to accelerate their obligations and, thus, these loans have not been reclassified as short-term debt.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.
In 2004, in connection with the long and short-term loans provided by four banks, the Company provided each such bank with undertakings including provisions that it would: (i) not pledge any of its current or future assets without the prior written consent of such bank, provided that Taro is allowed to pledge any newly acquired assets to secure financing provided to acquire such assets and to pledge any fixed assets up to an aggregate of $20,000, which includes the pledges in favor of the lenders under the 1999 and 2000 debenture and loan agreements; (ii) not sell or transfer any of the current or future assets of the Company (excluding current assets) without the prior written consent of such lender, provided that the Company is allowed to sell any asset without consent of such lender if the sale proceeds do not exceed 5% of the total assets (based on the audited financial statements) less the current assets and goodwill (based on the audited financial statements); (iii) comply with certain financial covenants, one of which requires that the Company’s operating income will exceed 12% of sales, and another which requires that the Company maintain a ratio of debt to EBITDA not to exceed 3.5 over a rolling three-year average, and (iv) comply with certain financial reporting requirements. Excluding the mortgage relating to the distribution facility in New Jersey that is described in (6) below, the loans covered by the foregoing covenants and negative pledge undertakings matured in 2008 and bore interest ranging from LIBOR plus 0.9% to LIBOR plus 2%. As of December 31, 2006, the Company was current with its payment obligations but was not in compliance with the covenants. Since the Company was not in compliance with certain covenants as described above and otherwise set forth in the original loan agreements with these banks, and since according with the agreements, the banks have the right to accelerate their obligations, the Company has reclassified the long-term portion of its long-term debt to these banks. As of December 31, 2006 and 2005, the Company reclassified long-term loans in the amount of $1,577 and $5,333, respectively, as short-term loans.

4.
As of December 31, 2005, the Company had $18,000 in outstanding loans secured by cash collateral. Of this amount, $14,000 was not subject to covenants. The remaining $4,000 was subject to cross default with certain other loans and is included in short-term bank credit and short-term loans. As of December 31, 2006, the Company repaid these loans.

5.
During 2004, Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary, refinanced its mortgage payable and its plant expansion term loans with a new term loan. The new term loan is collateralized by a first lien on the Canadian subsidiary’s land, buildings and certain manufacturing equipment, a lien covering all other assets, subject to prior liens indicated in Note 8 above, and a subordinated lien on the buildings and land securing the mortgage loans described in (6) below, as well as certain equipment of Taro U.S.A. Taro U.S.A. and two of its subsidiaries have provided guarantees to the lender for the full amount of the loan. The Canadian subsidiary provided undertakings in the relevant loan documentation that include certain (i) financial covenants, requiring the Canadian subsidiary to maintain a maximum ratio of debt to tangible net worth of 1.60:1 and a ratio of current assets to current liabilities of 1.5:1 or more and (ii) financial reporting covenants relating to the Company and certain subsidiaries, including the Canadian subsidiary. Since the Canadian subsidiary was not in compliance with certain covenants as described above, and in accordance with the agreement, the bank has the right to accelerate its obligation; the Company has reclassified the long-term portion of its long-term debt to this bank in the amount of $12,293, as short-term loans at December 31, 2006.

6.
On January 8, 2004, the Company’s U.S. subsidiary expanded its distribution capacity with the purchase of a modern, 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro acquired the facility for $18,433 of which $13,200 was financed by a mortgage. This facility is subject to depreciation on a straight-line basis over a period of 40 years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

7.
In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey. The Company guaranteed these obligations. The Canadian bank described in (5) above has a subordinated security position in the facilities which are the subject of the mortgages. The mortgage on the New York facility in the amount of $11,608, as of December 31, 2006, is for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90 for 2006, which the Company failed to meet. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage. The mortgage on the New Jersey facility, as described in (6) above, in the amount of $12,650, as of December 31, 2006, is for an original term of seven years, bearing interest at the rate of LIBOR plus 1.85% and has certain financial reporting covenants. The interest rate of the mortgage was effectively fixed at 4.66%, as the Company had an interest rate swap in place through November 28, 2008. The mortgage holder is one of the banks with which the Company entered into a letter agreement, with similar covenants, as described in (3) above. On November 28, 2008, the principal amount of this mortgage was increased $4,743 to $12,992, and the interest rate swap was terminated. Since the Company, with respect to each such mortgage, was not in compliance with certain financial and other covenants and because each lender has the right to accelerate its obligations, the Company has reclassified the long-term portion of each mortgage, in the amount of $11,059 and $10,450, respectively, as short-term loans at December 31, 2006. At December 31, 2005 we reclassified $0 and $12,650, respectively, as short-term loans.

As discussed above, part of the undertakings also include financial reporting obligations that have not been met as a result of the delayed filing of the Company’s Annual Reports on Form 20-F for the years 2006, 2007 and 2008. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach or default of covenants included in other agreements. As a result, even though the Company has been current in its payment obligations, the loans, except the one described in Note 11a.2 above, are callable by the lenders until the Company is in compliance with its Form 20-F filing requirements. In addition, the covenants and undertakings described above restrict the Company’s ability to incur additional debt.

As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them. In connection with the Company becoming current in the future with its Form 20-F filing obligations, the Company intends to seek appropriate waivers from its lenders for all such non-compliance with the undertakings provided to such lenders. However, there can be no assurance that such waivers will be granted. In addition, the financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted Average Interest Rate		Amount
	December 31,		December 31,
	2006	2005	2006	2005
		As Restated		As Restated
In, or linked to, U.S. dollar	5.98%	5.46%	$81,643	$109,817
In Canadian dollars	6.33%	5.34%	19,308	19,348
In Israeli currency – linked to CPI	6.17%	6.26%	60,637	58,195
			$161,588	$187,360
____________________

Included in the CPI-linked loans, as of December 31, 2006, are loans in the amount of $62,417 which are subject to variable interest rates primarily linked to the LIBOR or the Canadian Bankers’ Rate. The remaining balance of the Company’s outstanding debt is subject to fixed interest rates.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

c.  The debt matures as follows:

December 31,
2006
2007	$28,428
2008	29,613
2009	28,074
2010	26,794
2011	13,247
Thereafter	35,432
$161,588
____________________

As of the date of these financial statements, the Company has met all of its scheduled debt obligations.

For collateral, see Note 12.

NOTE 12: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

December 31,
2006
Short-term bank credit and short-term loans (1)	$32,841
Long-term debt (including current maturities) (2)	$53,862
____________________

(1)	Short-term bank credits and short-term loans primarily include $28,100 of debt secured by accounts receivable, inventory and all products and proceeds thereof on the books of Taro U.S.A.

(2)	Long-term debt primarily includes mortgages secured by facilities in the U.S.A. and Canada.

For further discussion of collateralized assets see Notes 9 and 11.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 13: — COMMITMENTS AND CONTINGENT LIABILITIES

a.
Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2012. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December 31,
2006
2007	$2,520
2008	1,722
2009	1,046
2010	691
2011	45
2012 and thereafter	34
$6,058

Total rent expenses were $2,935, $3,395, and $4,757 for the years ended December 31, 2006, 2005 and 2004, respectively.

b.  Royalty commitments:

The Company is committed to pay royalties at the rate of 3% to 5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Commencing in 1999, grants are subject to interest at a rate of Dollar LIBOR (cost of borrowing funds in U.S. dollars). As of December 31, 2006, the aggregate contingent liability to the OCS amounted to approximately $11,600.

Royalty payments to the OCS were $340, $325 and $431 for the years ended December 31, 2006, 2005 and 2004, respectively.

c.  Legal Proceedings:

From time to time, the Company is subject to litigation arising in the ordinary course of business.  Except for the accruals with respect to the Zwickel case (see Note 13.c.4.iii) and the Israeli taxation cases (see Note 13.c.3), no accruals for any lawsuits, to which the Company is party, are required in the financial statements.  Additionally, the Company is party to certain lawsuits disclosed herein; whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

1.  Legal Actions Commenced by the Company

i.  Company’s Lawsuit related to Special Tender Offer

For a detailed description of the Company’s lawsuit related to the Sun Offer, see Note 1.c.

ii.  Company’s Lawsuit related to Sun’s Failure to Disclose Information in the Sun Offer

On September 29, 2009, the Company filed a lawsuit against Sun and certain of its affiliates in the United States District Court for the Southern District of New York alleging violations of the federal securities laws for failing to disclose material information in the Sun Offer.  The lawsuit also alleged unlawful use and improper disclosure of the Company’s proprietary and confidential business information in violation of a non-disclosure agreement between Sun and the Company prior to the time the Merger Agreement was signed.  Taro seeks, among other things, to enjoin the Sun Offer pending corrective disclosure as well as damages and injunctive relief.  The Company has filed a motion for expedited discovery.  The case is pending before the United States District Court for the Southern District of New York.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

iii.  Company’s Lawsuit related to Ireland

On June 15, 2008, the Company brought a lawsuit in the District Court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations.  This case is pending before the District Court.

iv.  Company’s Lawsuit related to Ovide® (malathion) Lotion

On July 27, 2009, the Company filed a lawsuit against Synerx Pharma, LLC, DPT Laboratories, Ltd. and Karalex Pharma, LLC (a subsidiary of Eagle Pharmaceuticals, Inc.) in the United States District Court for New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  The suit alleges that the defendants’ generic malathion lotion, 0.5%, directly or indirectly infringes on Taro’s patent.  The Company seeks injunctive relief as well as damages for infringement.

2.  Legal Actions by Certain Shareholders

i.  Templeton’s Lawsuits related to Proposed Merger with Sun

Between May and August 2007, Templeton filed three motions in the District Court related to the transactions contemplated by the Share Purchase and Merger Agreements.  Two of these lawsuits were dismissed by the District Court.  Templeton filed an appeal with the Israeli Supreme Court with respect to one of the suits that were dismissed.  The third lawsuit is pending before the District Court.  As part of the suit, which is pending before the District Court, Sun, Templeton and the Company agreed to reserve 9.5% of the total number of ordinary shares Sun was entitled to purchase pursuant to the Share Purchase Agreement and the warrant issued pursuant to the Share Purchase Agreement for purchase by Templeton.  As a result, Sun purchased 9.5% less shares than they agreed to in the Share Purchase Agreement and related transaction documents.  In the appeal pending before the Israeli Supreme Court, Templeton claimed that the transactions contemplated by the Share Purchase Agreement were not approved in the manner required by Israeli law and therefore should be declared void.

ii.  Sun’s Lawsuit related to Termination of Merger Agreement and Enforcement of the Option Agreement

On June 25, 2008, Sun filed a lawsuit in New York State Court against, among others, the Company and all of its directors.  The lawsuit alleges, among other things, that (i) the Company and the directors fraudulently induced Sun to expend nearly $100 million to purchase Taro shares and to enter into the Merger Agreement based on the belief that, if the Merger Agreement were terminated, the Option Agreement would allow for a transfer of a controlling interest in Taro to Sun, when (according to Sun) the members of the Levitt and Moros families “had no present intention of honoring the Option Agreement”; (ii) defendants breached and/or improperly terminated the Merger Agreement; (iii) members of the Levitt and Moros families breached the Option Agreement; and (iv) defendants violated the duty of good faith and fair dealing under Israeli contract law and have been unjustly enriched in violation of Israeli law.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The complaint seeks, among other things, compensatory and punitive damages in an amount to be determined at trial, declaratory judgments that the Merger Agreement was improperly terminated and the Option Agreement is valid and binding upon the members of the Levitt and Moros families who signed it, and injunctive relief.  The members of the Levitt and Moros families who signed the Option Agreement have answered the claims in the complaint relating to the Option Agreement, denying that they violated the terms thereof and asserting affirmative defenses to such claims.  With respect to the remaining claims, all defendants have moved to dismiss them on the grounds, among others, that they fail to state a cause of action.  Certain directors have also moved to dismiss on the ground that the court lacks personal jurisdiction over them.  The motions to dismiss have been fully briefed, but argument on the motions has been deferred pending a decision of the Israeli Supreme Court in the action described in Note 13.c.1.i, above.

iii.  Sun’s Lawsuit related to the Issuance of Audited Financial Statements

On May 14, 2009, Sun and Alkaloida brought a lawsuit against the Company and its directors in the District Court. The plaintiffs requested the District Court to order (i) the Company to complete audited financial statements for the years 2006 and thereafter within 45 days of judgment, and (ii) the directors to approve such audited financial statements and present them to a shareholders general meeting within that time. Although the suit contained other requests for relief, the District Court struck the remainder of the claims in a decision issued on December 29, 2009. The motion as it relates to the issuance of audited financial statements is pending before the District Court.

3.  Litigations related to Israeli Taxation

i.  The Company has challenged a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro U.S.A.  The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34,000 nominal amount of tax and approximately $19,000 in interest and other charges to be paid by Taro.  In January 2008, the Company filed an appeal against the assessment with the Haifa District Court.  In addition, in June 2008, the Company filed an application with the ITA to have the matter raised with the U.S. Internal Revenue Service under the Israel/U.S. Tax Treaty Mutual Agreement Proceedings (“MAP”).  MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings.  Based on the opinion of counsel, the Company believes that no Israeli tax liability or withholding obligation arose as a result of the option exercise because both under Israeli tax law and under the Israel/U.S. Tax Treaty, no Israeli tax can be imposed on the employment or service income (including compensatory option gains) of United States residents derived from employment or services performed in the United States.

ii.  On December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003.  The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is probable.  See Note 15 for further details.

4.  Other Legal Actions

i.  On November 10, 2004, the Company was sued in the Superior Court of New Jersey in Atlantic County along with defendants Wyeth, Inc. (and associated entities), Upsher-Smith Laboratories, Sandoz, Inc. (and its foreign affiliate), Par Pharmaceutical Companies, Inc., Alphapharm Party Ltd., Eon Labs, Ben Venue Laboratories and unnamed John Doe entities.  This is a purported class action lawsuit seeking relief related to defendants’ sale of amiodarone, which plaintiffs allege is unsafe.  Plaintiffs are seeking damages for alleged physical injuries.  The plaintiffs allege that all defendants improperly marketed amiodarone.  The Company has denied any marketing of amiodarone as alleged by plaintiffs.  The case has been pending for several years and the parties have not yet commenced substantive discovery.  At this time, it is impossible to predict the outcome of this litigation or to estimate the amount of potential damages, if any, for which the Company could be held liable.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

ii.  A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as result of their military service which included diving in the Kishon River near Haifa Bay.  In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third-party defendants in these lawsuits.  The hearing of the lawsuits was consolidated with the hearing of another lawsuit filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River.  The proceedings are currently in different stages, during which the parties present the evidence in the cases to the court.

iii. On April 28, 2008, the Company agreed to pay $10,000, of which $7,000 will be provided by its insurance company, as part of a settlement with plaintiffs in a class action suit, Zwickel v. Taro Pharmaceutical Industries Ltd., 04-CV-5969 (S.D.N.Y.).  The legal proceedings were initially filed in 2004, and a consolidated amended complaint was filed in 2007, against the Company and certain of its current and former officers and directors alleging claims under Sections 10(b) and 20(a) of the Exchange Act.  The settlement amount of $10,000 owed by the Company was accrued as part of other long-term liabilities in the 2006 consolidated balance sheet.  The receivable from the insurance company was recorded as part of long-term receivables and other assets in the 2006 consolidated balance sheet.  On October 26, 2009, the Company fulfilled its obligation as per the terms of the settlement agreement.

d.
In 2003, the Company and its Irish subsidiary entered into an agreement with a government agency in Ireland to receive grants for the development and provision of employment for a manufacturing facility in Ireland. The obligation to repay these grants terminates in 2008 and 2009, subject to the continued operation and control by the Company’s Irish subsidiary. The grants, or portions thereof, may be revoked if jobs related to the grants remain vacant for a period in excess of six calendar months. As of December 31, 2006 and 2005, the balance of grants received was $538 and $1,265, respectively, and is included in other long-term liabilities. Subsequent to the balance sheet date, the Company fulfilled all of its obligations under the terms of the grant agreement and earned the full benefit of the grant. This grant was amortized as earned by the Company.

e.	Subsequent to the balance sheet date, in November of 2009, the Company’s Irish subsidiary sold a vial filling line for $1,485 net of transaction costs. For further details see Note 1.f.

NOTE 14: — SHAREHOLDERS’ EQUITY

a.  Pertinent rights and privileges of ordinary shares:

1.  100% of the rights to profits are allocated to the ordinary shares.

2.  100% of the dissolution rights are allocated to the ordinary shares.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.  Two-thirds of the voting power of the Company’s shares is allocated to the ordinary shares.

b.  Founders’ Shares:

One-third of the voting power of all of the Company’s shares is allocated to the founders’ shares.

c.  Stock option plans:

1.  The Company’s 1991 Stock Incentive Plan provided for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant. As of December 31, 2006, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share. As of December 31, 2006, an aggregate of 124,649 options in respect of the 1991 plan were outstanding and no further options in respect of the 1991 plan are available for future grants.

2.  The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000. As of December 31, 2006, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2006, an aggregate of 1,268,480 options in respect of the 1999 plan were outstanding and, as of March 10, 2009, no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

3.  During December 2005, the Company accelerated the vesting period of 1,052,030 options outstanding with a weighted average exercise price of $35.23, which was higher than the market price at the time of the acceleration, and with remaining vesting periods prior to acceleration from one to five years. The decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS 123(R) which required the Company to record compensation expense for all unvested stock options effective January 1, 2006. The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expenses associated with these options in future periods. An additional reason for the acceleration of the vesting period was to make the options more attractive to the recipients.

4.  A summary of the Company’s stock option activity (except options to non-employees) and related information for the three years ended December 31, 2006 is as follows:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Number of options	Exercise price	Weighted- average exercise price	Weighted- average remaining contractual terms	Aggregate intrinsic value
		$	$	(in years)
Outstanding at January 1, 2004	1,286,872		$23.10
Exercised	(155,045)	$2.08 - $46.95	$7.34
Forfeited	(180,250)	$2.49 - $71.15	$39.30
Granted	527,500	$20.24 - $66.42	$34.68
Outstanding at December 31, 2004	1,479,077	$2.38 - $69.26	$26.83
Exercised	(71,073)	$2.38 - $22.61	$6.72
Forfeited	(123,351)	$5.16 - $60.26	$33.49
Granted	205,750	$13.81 - $34.08	$28.38
Outstanding at December 31, 2005	1,490,403	$2.38 - $69.26	$27.45
Exercised	(25,650)	$2.44 - $11.91	$4.52
Forfeited	(311,624)	$2.38 - $68.51	$29.23
Granted	234,000	$11.51 - $14.59	$14.03
Outstanding at December 31, 2006	1,387,129	$2.38 - $69.26	$25.20	6.31	$1,056
Exercisable at December 31, 2006	1,037,379		$26.04	5.63	$1,056
Vested and expected to vest at December 31, 2006	924,209		$24.42	6.20	$889

Total intrinsic value of options exercised for the year ended December 31, 2006 was approximately $250.

As of December 31, 2006, there was $1,341 of unrecognized compensation costs, related to share-based compensation arrangements granted under the Company’s stock option plan. The unrecognized cost is expected to be recognized over a weighted-average period of 3.3 years. For the years ended December 31, 2006, 2005 and 2004 the Company recognized $599, $382 and $179, respectively, in stock-based compensation expense.

The number of options exercisable as of December 31, 2006, 2005 and 2004 are 1,037,379, 1,421,183 and 468,293 respectively. The weighted-average exercise prices for the options exercisable as of December 31, 2006, 2005 and 2004 are $26.04, $28.13 and $12.79, respectively.

The stock options outstanding and exercisable as of December 31, 2006 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
Range of exercise price	Outstanding as of December 31, 2006	Weighted- average remaining contractual life	Weighted- average exercise price	Exercisable as of December 31, 2006	Weighted- average exercise price
		(in years)	$		$
$2.38 – $10.00	160,399	2.4	$3.41	160,399	$3.41
$10.01 – $20.00	395,050	6.8	$13.38	173,800	$12.57
$20.01 – $30.00	284,400	7.5	$24.65	250,000	$24.59
$30.01 – $40.00	381,180	6.3	$33.46	317,680	$33.60
$40.01 – $69.26	166,100	6.9	$56.32	135,500	$55.05
	1,387,129	6.3	$25.20	1,037,379	$26.04

5.  The weighted-average price and fair values for options granted were:

	Granted below market price			Granted equal to market price
	Year ended December 31,			Year ended December 31,
	2006	2005	2004	2006	2005	2004
Weighted-average exercise price	$0.00	$33.37	$29.12	$14.03	$28.38	$34.68
Weighted-average fair value on the date of grant	$0.00	$19.61	$16.64	$8.64	$17.63	$17.68

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

6.  As of December 31, 2006 and 2005, non-employees had a total of 6,000 stock options outstanding and exercisable with exercise prices ranging from $4.94 to $6.19.

d.  Dividends:

The Company may declare and pay dividends out of retained earnings (as for restrictions on dividend distribution, see Note 15.d).

e.  Net income (loss) per share:

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Net (loss) (numerator)	Shares (denominator)	Per Share Amount	Net income (numerator)	Shares (denominator)	Per Share Amount	Net (loss) (numerator)	Shares (denominator)	Per Share Amount
				As Restated
Basic EPS:	$(82,679)	29,347,202	$(2.82)	$84	29,250,398	$0.00	$(37,487)	29,057,564	$(1.29)

Effect of dilutive securities:
Stock options	-	-	-	-	339,899	-	-	-	-
Diluted EPS:	$(82,679)	29,347,202	$(2.82)	$84	29,590,297	$0.00	$(37,487)	29,057,564	$(1.29)

f.  2000 Employee Stock Purchase Plan:

In May 2000, the Company’s Board of Directors approved and implemented the 2000 Employee Stock Purchase Plan (“2000 Plan”), which was approved at an extraordinary general meeting of shareholders held on May 2, 2001. The purpose of the 2000 Plan is to provide employees of the Company and those of its subsidiaries designated by the Board with an opportunity to purchase ordinary shares. The maximum number of shares issuable under the 2000 Plan is 500,000 ordinary shares, subject to adjustment.

Under the terms of the 2000 Plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. Eligible employees can have up to 10% of their earnings withheld, up to a maximum of $25,000 annually. The funds in this account are applied at the end of such offering periods to purchase ordinary shares at a 15% discount from the closing price of the ordinary shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2006, participating employees purchased an aggregate of 211,134 newly issued ordinary shares at a weighted-average exercise price of $23.12.

The amounts of consideration received therefrom for the years ended December 31, 2006, 2005 and 2004 were $598, $1,422 and $850, respectively.

In August 2006, the Company extended, by six months, the term of the March 2006 grant under the 2000 Plan.  Subsequent to the balance sheet date, the Company decided to terminate the 2000 Plan and allowed employees to withdraw funds owed to them by the plan.  The effect of the above modification was immaterial to the 2006 Company’s consolidated financial statements.  In accordance with SFAS No. 123(R), the 2000 Plan is compensatory and as such results in recognition of compensation cost.  For the year ended December 31, 2006, the Company recognized $295 of compensation-expenses in connection with the 2000 Plan.

NOTE 15: — INCOME TAXES

a.  Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

With respect to the Israeli entity, commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.  After the initial three-year term, the Company has to make the election on an annual basis.  Through taxable year 2009, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

b.  Tax rates applicable to the income of the Israeli companies in the Group:

1.
Generally, Israeli companies are subject to “corporate tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 - 34%, in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

2.
On July 25, 2009, the Knesset approved new legislation which provides for lower tax rates in the years 2011-2016. According to the new legislation, the corporate tax rate is to be gradually reduced over the years 2010-2016. The top income-tax rate will decrease from 25% in 2010 to 18% in 2016.

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

d.  Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the Law. The main benefits arising from such status are tax exempt income for a period of two to four years and reduction in tax rates on income derived from Approved Enterprises for the remaining benefit period. The Company is also a “foreign investors’ company”, as defined by the Law and, as such, is entitled to a 10 or 15 year period of benefits, based on the level of investment, and to a reduction in tax rates to 10% to 25% (based on the percentage of foreign ownership in each tax year) and to accelerated depreciation in respect of machinery and equipment.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The period of tax benefits, described above, is subject to a limit of 12 years from commencement of production or 14 years from the date of receiving the Approved Enterprise status, whichever occurs earlier.

The Company has four “Approved Enterprise” plans. Under the approved plans, the undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of two to four years, and the Company will be eligible for a reduced tax rate of between 10% and 25% for an additional six to eight years. Notwithstanding the foregoing, the Company’s undistributed income will be eligible for a reduced tax rate for an additional five years. Under the fourth plan, which was filed in January 2010, and is pending approval, the undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan and the Company will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years thereafter.  The Company expects to receive approval for this plan.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is meeting all of the aforementioned requirements.

The income subject to reduced tax rates, attributable to the Approved Enterprises, cannot be distributed to shareholders without subjecting the Company to additional taxes. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprises.

If the retained income subject to reduced tax rates is distributed, it will be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently 10%).

If the Company pays a dividend out of income derived from the Approved Enterprises during the tax exemption period, the Company will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount of dividend distributed, at the rate that would have been applicable had the Company not elected the Alternative Route (10% to 25%, depending on the level of foreign investment in the company, as explained below).

For 2006, income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 31%. See Note 15.b.

On April 1, 2005, an amendment to the Investment Law came into effect (‘‘the Amendment’’) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Benefited Enterprise, such as provisions generally requiring that at least 25% of the Benefited Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provisions of the new law.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

e.
On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Ordinance Amendment”) was approved by the Israeli Parliament and came into effect on January 1, 2003. The principal objectives of the Ordinance Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

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

f.	Income (loss) before income taxes comprises the following:

	Year ended December 31,
	2006	2005	2004
		As Restated
Domestic (Israel)	$(17,098)	$22,729	$2,752
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	(64,709)	(21,168)	(36,463)
	$(81,807)	$1,561	$(33,711)

g.	Taxes on income comprise of the following:

	Year ended December 31,
	2006	2005	2004
		As Restated
Current taxes	$4,103	$2,361	$3,679
Deferred income taxes	(3,231)	(884)	97
	$872	$1,477	$3,776

Domestic	$1,470	$1,240	$2,856
Foreign	(598)	237	920
	$872	$1,477	$3,776

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2006	2005	2004
		As Restated
(Loss) income before income taxes	$(81,807)	$1,561	$(33,711)
Statutory tax rate	31%	34%	35%
Theoretical tax (credits)	$(25,360)	$531	$(11,799)
Deferred tax in respect of losses for which valuation
allowance was provided	24,923	2,287	13,368
Tax in respect to prior years	303	-	(194)
Tax in respect to advanced years	-	317	60
“Approved Enterprise” benefit (expense) (1)	1,874	(3,263)	(2,934)
Effect of different tax rates in other countries	4,517	753	978
Non-deductible expenses	4,800	2,477	6,377
Canadian tax benefits in respect of research and
development expenses	(1,332)	(1,427)	(2,222)
Utilization of NOL	(29)	(5,592)	(115)
Deferred tax asset on temporary differences for which a valuation allowance was provided	(7,670)	5,439	(98)
Other	(1,154)	(45)	355
Income taxes in the statements of operations	$872	$1,477	$3,776

(1)  Tax benefit (expense) resulting from the income exemption:

	Year ended December 31,
	2006	2005	2004
		As Restated
Basic and Diluted	$(0.06)	$0.11	$0.10

i.  Current taxes are calculated at the following rates:

	Year ended December 31,
	2006	2005	2004
		As Restated
On Israeli operations (not including “Approved Enterprise”)	31.0%	34.0%	35.0%
On U.S. operations *)	35.0%	34.0%	35.0%
On Canadian operations *)	34.1%	33.8%	33.8%
On U.K. operations *)	35.0%	35.0%	35.0%
On Ireland operations *)	12.5%	12.5%	12.5%

*)  The U.S., U.K., Ireland and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits, thereby reducing its effective tax rate.

j.  Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and of carryforward losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005
		As Restated
Deferred tax assets:
Net operating loss carryforward	$70,627	$44,252
Deferred revenue	2,818	2,374
Property, plant, and equipment	2,537	(1,670)
Accrued expenses	18,423	38,827
Bad debt allowance	775	640
Amortization and impairment	10,078	995
Other, net	9,076	8,759
Total deferred tax assets	114,334	94,177
Valuation allowance for deferred tax assets	(105,896)	(87,822)
Net deferred tax assets	8,438	6,355
Deferred tax liabilities:
Property, plant, and equipment	(4,490)	(4,472)
Amortization	(81)	(132)
Other, net	(1,450)	(2,541)
Total deferred tax liabilities	(6,021)	(7,145)
Net deferred tax assets (liabilities)	$2,417	$(790)
Domestic	$2,456	$1,778
Foreign	(39)	(2,568)
	$2,417	$(790)

The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2006	2005
		As Restated
Among current assets (“other receivables, prepaid expenses and other”)	$4,735	$3,210
Long-term deferred income tax assets	3,703	3,145
Among short-term liabilities	(505)	(777)
Among long-term liabilities	(5,516)	(6,368)
	$2,417	$(790)

k.  Carryforward tax losses:

1.  The Company:

As of December 31, 2006, the Company and its Israeli subsidiaries have carryforward tax losses in the amount of $11,544.

2.  Canadian subsidiary:

As of December 31, 2006, this subsidiary has no carryforward tax losses.

3.  U.K. subsidiary:

As of December 31, 2006, this subsidiary has carryforward tax losses in the amount of $10,217, which may be carried forward and offset against taxable income for an indefinite period in the future.  As discussed in Note 3.r, there is a full valuation allowance provided against these losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

4.  Irish subsidiary:

As of December 31, 2006, this subsidiary has carryforward tax losses of $20,647.  Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines.  As discussed in Note 3.r, a full valuation allowance is provided against these losses.

5.  U.S. subsidiary:

As of December 31, 2006, this subsidiary has carryforward tax losses in the amount of $163,000, resulting from prior years U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares. These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 through 2026.  As discussed in Note 3.r, a full valuation allowance is provided against these losses.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

m.
Deferred taxes for income taxes were not provided for on a cumulative total of $65,691 of the undistributed earnings of Taro Canada. Taro Canada intends to invest these earnings indefinitely in its operations.

n.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.

o.	Tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2003.  The Company’s tax provision was adequate to satisfy these assessments. The Company remains subject to examination by the Israeli tax authorities for years 2004 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

The Company's U.S. subsidiary has been examined by U.S. tax authorities through 2003. Due to its net operating loss carry forward, the U.S. Subsidiary remains subject to examination by the tax authorities for years 2004 and onward. However, so long as these net operating losses are available, the Company believes its U.S. subsidiary will not have any tax assessments.

The Company completed its tax assessments for domestic issues with the Canadian tax authorities for years through 2001, and for international tax considerations for years through 1998.  The Company’s tax provision was adequate to satisfy these assessments. The Company remains subject to examination by the Canadian tax authorities for domestic issues for years 2002 and onward and for international issues for year 1999 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 16: — SELECTED STATEMENTS OF INCOME DATA

	Year Ended December 31,
	2006	2005	2004
		As Restated
Sales by location of customers :
Israel	$14,942	$15,243	$14,568
Canada	37,266	26,420	18,887
U.S.A.	192,785	243,416	232,230
Other	7,276	3,544	5,303
	$252,269	$288,623	$270,988
Research and development expenses, net:
Total expenses	$36,703	$46,273	$43,356
Less — grants and participations	430	559	1,400
	$36,273	$45,714	$41,956
Selling, marketing, general and administrative expenses:
Selling and marketing	$34,862	$36,258	$38,015
Advertising	11,741	20,836	38,195
General and administrative *)	62,445	53,654	54,182
	$109,048	$110,748	$130,392
*) Including provision for doubtful accounts	$1,030	$1,201	$2,121
Financial expenses:
Interest and exchange differences on long-term liabilities	$8,749	$6,498	$5,036
Income in respect of deposits	(2,232)	(2,200)	(1,770)
Expenses in respect of short-term credit	5,325	3,214	1,817
Foreign currency translation losses (gains)	(388)	473	(271)
	$11,454	$7,985	$4,812

Interest capitalized in cost of property, plant, and equipment	$2,952	$4,455	$2,558

NOTE 17: — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

		Unrealized
		Gain on
		Available-for-
	Foreign Currency	Sale
	Translation	Marketable
	Adjustments	Securities	Total
Balance at January 1, 2004, as restated	$6,856	$-	$6,856
Foreign currency translation adjustments	5,642	-	5,642
Balance at December 31, 2004, as restated	12,498	-	12,498
Foreign currency translation adjustments	(1,706)	-	(1,706)
Unrealized loss from available for sale marketable securities*)	-	55	55
Balance at December 31, 2005, as restated	$10,792	$55	$10,847
Foreign currency translation adjustments	3,281	-	3,281
Unrealized gain from available for sale marketable securities*)	-	(22)	(22)
Balance at December 31, 2006	$14,073	$33	$14,106

*)  Total available for sale marketable securities amounted to $114 and $134 as of December 31, 2006 and 2005 respectively, and are reported as part of current assets.

NOTE 18: — SEGMENT INFORMATION

a.  Geographic Area Information:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Group operates in one industry segment. The following geographic data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure About Segments of an Enterprise and Related Information.” SFAS 131, paragraph 38, “Information about Geographic Areas” is as follows:

		Israel	Canada*)	U.S.A.	Other	Consolidated
	Year ended December 31, 2006 and as of
	December 31, 2006:
	Sales to unaffiliated customers **)	$14,942	$37,266	$192,785	$7,276	$252,269
	Long-lived assets ***)	$126,531	$62,725	$51,385	$15,406	$256,047
	Year ended December 31, 2005 and as of
	December 31, 2005 (as restated):
	Sales to unaffiliated customers **)	$15,243	$26,420	$243,416	$3,544	$288,623
	Long-lived assets ***)	$128,491	$70,652	$82,785	$30,516	$312,444
	Year ended December 31, 2004 and as of
	December 31, 2004 (as restated):
	Sales to unaffiliated customers**)	$14,568	$18,887	$232,230	$5,303	$270,988
	Long-lived assets ***)	$117,805	$71,851	$73,468	$27,128	$290,252

*)	Includes operations in both Canada and Cayman Islands.
**)	Based on customer's location.
***)	Includes Property Plant and Equipment, Net, Goodwill and Intangible Assets, Net.

b.	For the years ended December 31, 2006, 2005, and 2004, the Company had sales to a different single customer of 12.0%, 22.7% and 16.9% of consolidated net sales, respectively.

c.	Sales by therapeutic category, as a percentage of total sales for the years ended December 31, 2006, 2005 and 2004:

Category	2006	2005	2004
	%
Dermatological and topical	67	71	71
Cardiovascular	13	12	12
Anti-inflammatory	7	8	7
Neuropsychiatric	7	5	5
Other	6	4	5
Total	100	100	100

NOTE 19: — SUBSEQUENT EVENTS

a.  Indebtedness

1.
Despite being current on its repayment obligations, Taro continues to not be in compliance with respect to certain covenants and other provisions contained in our various indentures and loan agreements with our lenders, including financial reporting obligations that have not been met as a result of the delayed filing of our Annual Reports on Form 20-F for the years 2006, 2007 and 2008. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach of other undertakings. As a result, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

b.
In June 2009, Taro and Quinnova Pharmaceuticals, Inc. (“Quinnova”) entered into an agreement to co-promote “Neosalus” and “Cleanse & Treat” (the “Co-Promote Products”) in the United States. Taro’s branded division, TaroPharma®, and Quinnova are engaged in the coordinated marketing of the Co-Promote Products.

c.	Major Shareholder Transactions

1.	For a detailed description of major shareholder transactions, see Note 1.c.

d.	Other

1.
The provisions directing the Centers for Medicare & Medicaid Services (“CMS”) to disclose average manufacturer prices to the states and the federal upper limit (“FUL”) provisions were to have gone into effect in 2006 and 2007, respectively, but the implementation of these provisions has been stayed by litigation. We do not know how long the court-ordered stay will remain in effect or what the final outcome will be. In addition, health care reform legislation that is currently being considered in Congress would again change the methodology under which CMS calculates FULs, and would also change the definition of average manufacturer price to exclude sales to certain customer classes that are currently included, and increase the minimum Medicaid Rebate. If and when these provisions are implemented, they may have the effect of reducing the Medicaid reimbursement rates and/or increasing Medicaid rebates for certain medications that we currently sell. Although we are reviewing the potential impact of these provisions on our business and profitability, we will not be able to draw firm conclusions until it is certain which, if any, of these provisions become enacted and begin to be implemented.

e.	Between 2007 through 2009 a total of 114,000 stock options were granted to Directors and Employees, of which 65,000 were canceled during that time and 49,000 remain in effect.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Inventory Obsolescence

		Additions —	Foreign
	Balance at	Charged to	currency	Deductions —
	beginning of	costs and	translation	Write-offs of	Balance at end of
Year	period	expenses	adjustments	Inventory	period
2006	$18,712	$4,859	$82	$(9,366)	$14,287
2005	26,927	1,839	247	(10,301)	18,712
2004	16,723	13,961	615	(4,372)	26,927

Allowance for Doubtful Accounts

		Additions —
	Balance at	Charged to
	beginning of	costs and	Deductions —	Balance at end of
Year	period	expenses	Write-offs	period
2006	$1,778	$1,030	$(649)	$2,159
2005	4,421	1,201	(3,844)	1,778
2004	3,486	2,121	(1,186)	4,421

S-1