Form 20-F
period 2010-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2011-06-29
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive offices)

Michael Kalb
Interim Chief Financial Officer
Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
3 Skyline Drive
Hawthorne, NY 10532
Tel: 914-345-9000
Fax: 914-345-6169
Email: Michael.Kalb@taro.com

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

43,080,457 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were issued and outstanding as of December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes ☑ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☑ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer

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
☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

INTRODUCTION

We, among other things, develop, manufacture and market prescription and over-the-counter (“OTC”) pharmaceutical products, primarily in the United States, Canada and Israel.  We also develop and manufacture active pharmaceutical ingredients (“APIs”), primarily for use in our finished dosage form products.  We were incorporated in 1959 under the laws of the State of Israel.  In 1961, we completed the initial public offering of our ordinary shares in the United States.  Our ordinary shares are currently quoted on the Pink Sheets Electronic Quotation Service (the “Pink Sheets”), under the symbol “TAROF.”

As used in this Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its affiliates and subsidiaries, unless otherwise indicated.

This 2010 Annual Report is being filed in respect of the year ended December 31, 2010, and contains the audited consolidated financial statements for the year then ended.  To disclose information of the latest practicable date and to provide material information to shareholders, this 2010 Annual Report discloses events and other information occurring after the fiscal year ended December 31, 2010.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2010 Annual Report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 in particular with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D – Key Information: Risk Factors” and elsewhere in this Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2010 Annual Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2010 Annual Report may not total correctly due to rounding of numbers.  References to a particular fiscal year are to the period ended December 31 of such year.

All references in this 2010 Annual Report to “dollars,” or “$,” are to United States dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2011, was NIS 3.48 per $1.00.  The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2011, was $0.97 Canadian dollar per $1.00.  No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.
____________________
(1) As published by The Bank of Israel.
(2) As published by The Bank of Canada.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2010 and 2009, and for each of the years ended December 31, 2010, 2009 and 2008, from our audited consolidated financial statements set forth elsewhere in this 2010 Annual Report that have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data as of December 31, 2008, 2007 and 2006 and for each of the years ended December 31, 2007 and 2006 from our audited consolidated financial statements not included in this annual report.  As a result of the decision to close the manufacturing facility in Ireland during 2010, we presented Ireland activity as discontinued operations in accordance with FASB ASC 205, “Presentation of Financial Statements – Discontinued Operations." As a result of this change, we reclassified certain figures in our financial statements relating to the years ended 2009, 2008, 2007 and 2006.  You should read the selected consolidated financial data together with “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2010 Annual Report.

	Year Ended December 31,
	2010	2009(*)	2008(*)	2007(*)	2006(*)
	U.S. dollars and shares in thousands (except per share data)

Consolidated Statements of Operations Data:
Sales, net	$392,535	$355,936	$327,351	$318,548	$252,269
Cost of sales	159,045	146,920	139,483	128,130	123,516
Impairment	113	171	27	170	25,862
Gross profit	233,377	208,845	187,841	190,248	102,891
Operating expenses:
Research and development, net	36,393	33,303	33,681	27,774	34,911
Selling, marketing, general and administrative	107,902	100,344	97,125	94,823	106,949
Impairment	2,617	3,363	2,820	-	27,923
Total operating expenses	146,912	137,010	133,626	122,597	169,783
Operating income (loss)	86,465	71,835	54,215	67,651	(66,892)
Financial expenses (income), net	11,840	13,575	(1,754)	20,725	11,620
Other gain, net	755	548	469	579	158
Income (loss) before income taxes	75,380	58,808	56,438	47,505	(78,354)
Tax expense (benefit)	10,477	(69,657)	13,541	5,511	872
Net income (loss) from continuing operations	64,903	128,465	42,897	41,994	(79,226)
Net loss from discontinued operations	(352)	(11,714)	(12,376)	(7,658)	(3,453)
Net income (loss)	64,551	116,751	30,521	34,336	(82,679)
Net income attributable to non-controlling interest	473	2,728	-	-	-
Net income (loss) attributable to Taro	$64,078	$114,023	$30,521	$34,336	$(82,679)

Net income (loss) from continuing operations attributable to Taro	64,430	125,737	42,897	41,994	(79,226)
Net loss from discontinued operations attributable to Taro	(352)	(11,714)	(12,376)	(7,658)	(3,453)
Net income (loss) attributable to Taro	$64,078	$114,023	$30,521	$34,336	$(82,679)

Net income (loss) per ordinary share from continuing operations attributable to Taro:
Basic	$1.60	$3.21	$1.10	$1.21	$(2.70)
Diluted	$1.54	$3.10	$1.07	$1.20	$(2.70)
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.30)	$(0.32)	$(0.22)	$(0.12)
Diluted	$(0.01)	$(0.29)	$(0.31)	$(0.22)	$(0.12)
Net income (loss) per ordinary share attributable to Taro:
Basic	$1.59	$2.91	$0.78	$0.99	$(2.82)
Diluted	$1.53	$2.81	$0.76	$0.98	$(2.82)
Weighted-average number of ordinary shares used to compute net income (loss) per share:
Basic	40,272	39,232	39,200	34,725	29,347
Diluted	41,850	40,568	40,423	35,215	29,347

(*) Adjusted for the discontinued operations of the Irish subsidiary.

	As of December 31,
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars)

Consolidated Balance Sheets Data:
Working capital (deficiency)	$165,851	$59,095	$(12,773)	$(24,448)	$(130,182)
Property, plant and equipment, net	163,596	176,168	186,543	211,929	219,753
Total assets	556,442	575,889	473,098	483,353	424,690
Short-term debt, including current maturities of long-term debt	28,195	125,367	130,004	140,340	147,754
Long-term debt, net of current maturities	31,225	38,380	58,019	76,361	90,377
Shareholders’ equity	384,513	295,696	164,217	153,238	49,783

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

The existence of a material weakness in our disclosure and control procedures could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.  We have initiated and are undertaking remedial steps to address material weaknesses in our internal control over financial reporting.  (See risk factor immediately below.)  We may not be able to remediate the material weaknesses in a timely manner which could negatively affect shareholder and customer confidence, financial reporting and other aspects of our business.

We may fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.

Sarbanes-Oxley imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Sarbanes-Oxley, and in particular with Section 404 thereof, have resulted in diversion of the Company’s management (“Management”) time and attention, and we expect these efforts to require the continued commitment of resources.

We may fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  If we fail to maintain adequate internal controls, we may not be able to ensure that we can conclude that we have effective internal controls over financial reporting.  Our Management has determined that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2010, as a result of the material weaknesses in our internal control over financial reporting that existed as of year-end 2010.  While we have undertaken remedial steps, we may identify additional material weaknesses or significant deficiencies in our future internal controls over financial reporting.  See Item 15 – “Controls and Procedures.”

Our ordinary shares do not trade on a stock exchange which may result in a reduction in liquidity and trading volume of our ordinary shares.

Our ordinary shares do not trade on a stock exchange.   Our ordinary shares are quoted on the Pink Sheets under the symbol TAROF.  Information regarding the Pink Sheets is available at www.pinksheets.com.  Trading on the Pink Sheets may result in a reduction in liquidity and trading volume of our ordinary shares.

We are not in compliance with certain reporting covenants contained in some of our loan agreements and two creditors have the right to elect to accelerate their indebtedness.

The delay in issuing the audited consolidated financial statements for the years ended December 31, 2006, 2007, 2008 and 2009 resulted in the Company not being in compliance with certain reporting obligations with respect to certain debt instruments.  Although we are current with respect to our payment obligations under our various loan agreements, we are not in compliance with certain reporting covenants and other provisions contained in certain loan agreements.  As a result of the foregoing, two creditors have the right to accelerate our indebtedness and could elect to proceed against the collateral granted to them to secure such indebtedness.  In the event such indebtedness is accelerated, Management believes we have sufficient capacity to satisfy such obligations.

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

We anticipate that we will face increased competition in the future as new companies enter the market and novel or advanced technologies emerge.  Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.  Many of our competitors have significantly greater research and development, financial, sales and marketing, manufacturing and other resources than we have.  As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, initiate or withstand substantial price competition, or more readily take advantage of acquisitions or other opportunities.

Our ability to market products successfully depends, in part, upon the acceptance of the products not only by consumers, but also by independent third parties.

Our ability to market generic or proprietary pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties (including physicians, pharmacies, government formularies, managed care providers, insurance companies and retailers), as well as patients.  In addition, unanticipated side effects or unfavorable publicity concerning any of our products, or any brand-name product of which our generic product is the equivalent, could have an adverse effect on our ability to achieve acceptance by prescribing physicians, managed care providers, pharmacies and other retailers, customers and patients.

Our future profitability depends upon our ability to continue monitoring our inventory levels in the distribution channel.

      Our future profitability depends upon our ability to continue monitoring our inventory levels in the distribution channel.  As of the spring of 2006, after negotiating with our three largest wholesaler customers for a number of years, we have been able to obtain official reports of the amount of our products held in inventory by such wholesaler customers.  We use these reports as part of our process for monitoring inventory levels in our distribution channel and our exposure to product returns.  If we lose access to these reports, we may not be able to adequately monitor our inventory levels in the distribution channel.  As a result of losing our visibility into the distribution channel, inventory levels could build, exceeding market demand and resulting in our incurring significant and unanticipated expenditures to reimburse these wholesaler customers for product returns, which could materially impact our profitability and cash flows.

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

In February 2009, our Canadian manufacturing facility received a Warning Letter from the FDA (the “Warning Letter”) expressing concern identified during a July 2008 inspection about certain quality control systems, including failure to complete investigations of quality issues in a timely manner.  The Company has corrected the specific observations cited during the July 2008 inspection and in the Warning Letter, and, to ensure its products meet all requirements, has improved its ability to adhere to cGMPs by adding additional qualified personnel, engaging outside experts and adding new procedures to resolve any systemic issues and prevent recurrence.  The observations cited in the Warning Letter do not relate to any of the Company's other facilities.  A formal cGMP re-inspection was conducted by the FDA in February 2011 to evaluate the effectiveness of corrective actions undertaken by Taro and the FDA announced in April 2011 that the site has an acceptable regulatory status and issues were considered resolved.  Additionally, Health Canada inspected the facility in early 2011 and rated it as compliant.

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

Health care reform

On March 23, 2010, the U.S. government enacted the Patient Protection and Affordable Care Act (“PPACA”).  A companion bill, the Health Care Education Affordability Reconciliation Act of 2010, which was enacted by the U.S. government on March 30, 2010, contains amendments to the PPACA that reconcile the Senate and House versions of the legislation.  Together, these bills (the “Acts”) represent the most comprehensive overhaul ever enacted of both the public and private health care systems in the U.S.A.

It is expected that this legislation will have an impact on all segments of the health care industry.  Pharmaceutical and medical device manufacturers will most likely see an increase in revenues by virtue of an additional 30 million Americans who will have access to health insurance; however, the legislation imposes on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements.  In December 2010, the FASB issued ASU No. 2010-27, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (a consensus of the FASB Emerging Issues Task Force).”  This standard addresses how fees mandated by the Acts should be recognized and classified in the income statements of pharmaceutical manufacturers.  Under the proposal, the annual fee would be recognized as a liability for the total amount and a corresponding deferred cost over the calendar year.  This is a liability and presented as an operating expense.  This ASU is effective for calendar years beginning after December 31, 2010.  Since the fees are anticipated to be less than 0.2% of net sales, the Company does not expect the provisions of ASU 2010-27 to have a material effect on its financial statements.

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

The Acts are a sweeping measure intended to expand healthcare coverage within the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program.  Among other things, the Acts contain provisions that will change payment levels for pharmaceuticals under Medicaid and increase pharmaceutical rebates under the Medicaid Drug Rebate Program.  Effective October 1, 2010, the law changed the formula for calculating federal upper limits, which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs for which there are at least three equivalent versions on the market).  When these provisions are implemented, the federal upper limit (“FUL”) will be calculated based on the weighted-average of the average manufacturer prices (AMPs) of the equivalent drugs on the market.  In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and sales to wholesalers who sell to retail community pharmacies.  The Centers for Medicare & Medicaid Services (“CMS”) has not yet begun to implement the new FUL provisions and has not issued regulations to implement the new statutory definition of AMP.  We do not know how the new methodology for calculating federal upper limits will affect our pharmacy customers.

In addition, the Acts require CMS to publish and provide states with the weighted-average monthly AMPs for multiple source drugs.  CMS has encouraged state Medicaid programs to utilize these AMPs as a benchmark for prescription drug reimbursement in place of the current, widely used benchmark of average wholesale price.  CMS has not yet begun to make weighted average AMPs available to the states or the public.  When implemented, the disclosure may have the effect of reducing Medicaid reimbursement rates.  Moreover, we cannot predict how the public disclosure of this information may affect competition in the market place.

Effective January 1, 2010, the Acts also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for drugs approved under a new drug application, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an abbreviated new drug application.  Also, the volume of rebated drugs has been expanded to include beneficiaries in Medicaid managed care organizations.  These measures have increased our cost of selling to the Medicaid market.

The full effects of the Acts on Medicaid payment and on our Medicaid rebates cannot be known until all of these provisions are implemented and the CMS issues applicable regulations or guidance.

We are susceptible to product liability claims that may not be covered by insurance and could require us to pay substantial sums.

We face the risk of loss resulting from, and adverse publicity associated with, product liability lawsuits, whether or not such claims are valid.  We may not be able to avoid such claims.  In addition, our product liability insurance may not be adequate to cover such claims and we may not be able to obtain adequate insurance coverage in the future at acceptable costs.  A successful product liability claim that exceeds our policy limits could require us to pay substantial sums.  In addition, product liability coverage for pharmaceutical companies is becoming more expensive and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

Product recalls could harm our business.

Product recalls or product field alerts may be issued at our discretion or at the discretion of the FDA, other governmental agencies or other companies having regulatory authority for pharmaceutical product sales.  From time to time, we may recall products for various reasons, including failure of our products to maintain their stability through their expiration dates.  Any recall or product field alert has the potential of damaging the reputation of the product or our reputation.  Any significant recalls could materially affect our sales.  In these cases, our business, financial condition, results of operations and cash flows could be materially adversely affected.

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

     Certain products are manufactured by independent third-parties.  Their compliance with cGMPs and other regulatory requirements is essential to our obtaining and maintaining regulatory approvals and marketing authorization for these products in the countries in which they are sold.  Any failure by any of these third-parties to perform this manufacturing properly or follow cGMPs, may have an adverse effect upon our ability to maintain regulatory approvals or continue marketing our products.

Risks Relating to Our Company

Wholesaler customers account for a substantial portion of our consolidated sales.

We have no long-term agreements with the wholesalers that require them to purchase our products and they may therefore reduce or cease their purchases from us at any time.  Any cessation or significant reduction of their purchases from us would likely have a material adverse effect on the results of our operations and our financial condition.  Furthermore, changes in their buying patterns or in their policies and practices in relation to their working capital and inventory management may result in a reduction of, or a change in the timing of, their purchases of our products.  While we receive periodic inventory reports from the wholesalers, we have no ability to obtain advance knowledge of such changes.  We base our manufacturing schedules, inventories and internal sales projections principally on historical data.  To the extent that actual orders from these wholesalers differ substantially from our internal projections, we may either find ourselves with excess inventory or in an out-of-stock position.  Hence, factors beyond our control relative to these customers have in the recent past, and may have from time to time in the future, a material adverse effect upon our operating results, which has, in the recent past, resulted, and may from time to time in the future result, in substantial volatility of the market prices of our ordinary shares.

The nature of our business requires us to estimate future charges against wholesaler accounts receivable.  If these estimates are not accurate, the results of our operations and financial condition could be adversely affected.

Sales to third-parties, including government institutions, hospitals, hospital buying groups, pharmacy buying groups, pharmacy chains and others generally are made through wholesalers.  We sell our goods to wholesalers, and the wholesalers subsequently resell the goods to third-parties at times and in quantities ordered by the third-parties.  Typically, we have a contract price with a third-party to which a wholesaler resells our goods that may be equal to or less than the price at which we sold the goods to the wholesaler.  In such a case, following the purchase of the product by a third-party purchaser from the wholesaler, the wholesaler charges us back for any shortfall.  At the time of any individual sale by us to a wholesaler, we do not know under which contracts the wholesaler will resell goods to third-parties.  Therefore, we estimate the amount of chargebacks and other credits that may be associated with these sales and we reduce our revenue accordingly.  One factor in calculating these estimates is information on customer inventory levels provided to us by our customers.  As of the spring of 2006, after negotiating with our key wholesaler customers for a number of years, we have been able to obtain official reports of the amount of our products held in inventory by such wholesalers.  If this information is inaccurate or not forthcoming, this may result in erroneously estimated reserves for chargebacks, returns or other deductions.  In addition, from time to time, the amount of such chargebacks and other credits reported by a wholesaler may be different from our estimates.  Discrepancies of this nature may result in a reduction in the value of our accounts receivable and a related charge to net income.  The reconciliation of our accounts with wholesalers may, from time to time, delay, or otherwise impact, the collection of our accounts receivable or result in a decrease in their value and in a related charge to our net income.  See Item 5 – “Operating and Financial Review and Prospects – Recent Developments.”

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

While the majority of the Company’s products are either synthesized by the Company itself or are derived from multiple source materials, some raw materials and certain products are currently obtained from single domestic or foreign suppliers.  Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute raw materials or products.  For most raw materials we do not have any long-term supply agreements and therefore we are subject to the risk that our suppliers of raw materials may not continue to supply us with raw materials on satisfactory terms or at all.

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

The time from discovery to a possible commercial launch of an innovative product is substantial and involves multiple stages during which the product may be abandoned as a result of such factors as serious developmental problems, the inability to achieve our clinical goals, the inability to obtain necessary regulatory approvals in a timely manner, if at all, and the inability to produce and market such innovative products successfully and profitably.  In addition, we face the risk that some of the third-parties we collaborate with may fail to perform their obligations.  Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profit.

We are continuing our efforts to develop new proprietary pharmaceutical products, but these efforts may not be successful.

Our principal business has traditionally been the development, manufacture and marketing of generic equivalents of pharmaceutical products first introduced by other companies.  However, we have increased our efforts to develop new proprietary products.

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

Even if launched commercially, our proprietary products may face competition from existing or new products of other companies.  These other companies may have greater resources, market access, and consumer recognition than we have.  Thus, there can be no assurance that our proprietary products will be successful or profitable.  In addition, advertising and marketing expenses associated with the launch of a proprietary product which, if not successful, may adversely affect the results of our operations and our financial condition.

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

Third-parties may claim that we infringe on their proprietary rights and may prevent us from manufacturing and selling certain products.

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products.  These lawsuits relate to the validity and infringement of patents or proprietary rights of third-parties.  We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights.  Any such litigation could:

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

In addition, when seeking regulatory approval for some of our products, we are required to certify to the FDA and its equivalents in foreign countries, that such products do not infringe upon third-party patent rights.  Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us.  Any lawsuit would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder’s receipt of notice of certification.  A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling certain products.

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

One of our directors, and members of his immediate family currently control approximately 77.5% of the voting power in our Company.

Dilip Shanghvi and members of his immediate family currently control, through their beneficial ownership of approximately 66.3% of outstanding ordinary shares and 100% of founders’ shares through Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its affiliates (together with its affiliates, “Sun”), approximately 77.5% of the voting power in our Company.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes.  The Company owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as the Company may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with the Company’s preference, TDC could prevent the Company from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for approximately 78% of the Company’s consolidated revenue during 2010, 2009 and 2008.

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

We are dependent upon the leadership and expertise of certain key employees.  The loss of the services of key employees and the inability to recruit and retain additional, qualified personnel could have a material adverse effect on our business.  There can be no assurance that we will be successful in retaining and attracting skilled and experienced technical and management personnel.  If we are unable to do so, this may materially affect our future financial performance and results of operations.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and a significant component of our manufacturing and research and development facilities are located in Israel.  Political, economic and military conditions in Israel may directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel.  Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity.  The impact of the recent civil disturbances in various countries in the Middle East may also adversely affect our operations.   Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel.  As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our Company, could result in the FDA withholding approval for new products we intend to produce at those facilities.

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

We may be affected by fluctuations in currency exchange rates.

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, is incurred in NIS.  As a result, the cost of our operations in Israel, as measured in United States dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS.  During the year-ended December 31, 2010, the value of the NIS increased 6.0% with respect to the United States dollar.  Such an increase adversely affects our United States dollar-measured results of operations.

Our operations may be affected by negative economic conditions in Israel.

In the past, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment.  Our operations could be adversely affected if the economic conditions in Israel were to deteriorate again.  In addition, strikes and work-stoppages occur in Israel on occasion.  If Israeli trade unions threaten additional strikes or work-stoppages and such strikes or work-stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner.

Government price control policies can materially impede our ability to set prices for our products.

All pharmaceutical products sold in Israel are subject to price controls.  Permitted price increases and decreases are enacted by the Israeli government as part of a formal review process.  The inability to control the prices of our products may adversely affect our operations.

We may benefit from government programs and tax benefits, both or either of which may be discontinued or reduced.

We have, in the past, received grants and substantial tax benefits under government of Israel programs, including the Approved Enterprise program and programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel.  In order to be eligible for these programs and benefits, we must meet specified conditions including making specified investments in fixed assets from our equity and paying royalties with respect to grants received.  In addition, some of these programs could restrict our ability to manufacture particular products and transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes.  In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs.  If the government of Israel ends these programs and tax benefits while we are recipients, our business, financial condition and results of operations could be materially adversely affected.

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

A substantial portion of our expenses, primarily labor and occupancy expenses in Canada, is incurred in Canadian dollars.  As a result, the cost of our operations in Canada, as measured in United States dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Canada.  During the year-ended December 31, 2010, the value of the Canadian dollar increased 5.0% with respect to the United States dollar.  This increase in the value of the Canadian dollar has had the effect of increasing the United States dollar cost of our goods manufactured in Canada.  If the United States dollar cost of our operations in Canada continues to increase, our United States dollar-measured results of operations will continue to be adversely affected.

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

In 1961, we completed the initial public offering of our ordinary shares, which are currently quoted on the Pink Sheets under the symbol “TAROF.”  In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd. (“TPIL”).  In 1981, we sold 37% of our interest in TPIL.  In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company.  In July 2001, we completed a split of our ordinary shares by distributing one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding.  In October 2001, we sold 3,950,000 of our ordinary shares, and shareholders sold 1,800,000 of our ordinary shares, in a public offering.

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

On March 21, 2003, our Irish subsidiary, Taro Pharmaceuticals Ireland Limited, acquired, for 5.55 million euros, a multi-purpose pharmaceutical manufacturing and research facility in Ireland.  The facility was purchased out of liquidation proceedings under the Official Liquidator appointed by the High Court of Ireland.  The facility consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 13.2-acre campus in central Ireland.  On February 18, 2010, we announced our intention to discontinue manufacturing at our Irish facility because it is no longer in the best interests of the Company or its shareholders to continue to incur losses at the facility or make the significant capital investments that would be required to achieve the level of operating efficiency found at Taro’s other manufacturing facilities.  The discontinuance of operations, following both cash and non-cash one-time expenses associated with the decision, is expected to improve the Company’s earnings and cash flow.

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

In March 2005, the Company entered into multi-year agreements to divest the ElixSure® and Kerasal® brands in North America.  In June 2006, the Company completed its divestiture of these products to Alterna-TCHP, LLC (“Alterna”) in North America.  As part of the final divestiture agreement, the Company received an additional cash payment, including payment for services and products.

The Company has not made any material acquisitions or divestitures of products since the completion of its divestiture of ElixSure® and Kerasal® to Alterna in June 2006.  On February 27, 2007 and March 29, 2007, the Company sold a parking lot in Ireland and its Brampton Distribution Facility, respectively, both of which Management believes were not material divestitures.

See Item 5 – “Operating and Financial Review and Prospects – Recent Developments – Investment by Sun” for a summary of public takeover offers by third parties in respect of the Company’s shares.

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

Capital Expenditures

During 2010, 2009 and 2008, our capital expenditures were $5.7 million, $5.0 million and $3.6 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment; and
•	the upgrade of our information technology systems.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2010 Annual Report.  Also see Item 4.D – “Property, Plant and Equipment.”

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

Entity		Principal Activities		Primary Product Lines
Taro Israel	●	Manufactures more than 190 finished dosage form pharmaceutical products for sale in Israel and for export	●	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	●	Produces APIs used in the manufacture of finished dosage form pharmaceutical products	●	Cardiology and Neurology: Prescription oral dosage products
	●	Markets and distributes both proprietary and generic products in the local Israeli market	●	Oral analgesics, both prescription and OTC
	●	Performs research and development independently and through Taro Research Institute Ltd., a wholly-owned subsidiary	●	OTC oral and nasal sprays and ophthalmic products
Taro Canada	●	Manufactures more than 90 finished dosage form pharmaceutical products for sale in Canada and for export	●	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
	●	Markets and distributes both proprietary and generic products in the local Canadian market	●	Cardiology and Neurology: Prescription oral dosage products
	●	Performs research and development
Taro U.S.A.	●	Markets and distributes both proprietary and generic products in the U.S. market	●	Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids
			●	Cardiology and Neurology: Prescription oral dosage products
			●	Other prescription and OTC products

Warfarin sodium tablets are sold under the Coumadin® brand-name by us in Israel, and as generic warfarin sodium tablets in the United States, Canada, the United Kingdom and elsewhere.  This product group accounted for approximately 12.3% of our sales in 2010.

As of March 31, 2011, 24 of our ANDAs were being reviewed by the FDA. In addition, there are several products for which either development or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after the granting of approval to us.

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

Products

We currently market more than 180 pharmaceutical products in over 20 countries.  The following table represents some of our key product groups and the major markets in which they are sold:

		Brand	Therapeutic	Major
Generic Name	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Acetazolamide	tablets	Diamox®	Neuropsychiatric	U.S., Israel	Rx
Acetaminophen, Codeine and Caffeine	tablets, gelcaps	Rokacet®(2)	Neuropsychiatric & Analgesic	Israel	OTC
Adapalene	gel	Differin®	Dermatologics and topicals	U.S., Israel	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx
Aspirin, Codeine and Caffeine	tablets	Rokal®(2)	Neuropsychiatric & Analgesic	Israel	OTC
Augmented Betamethasone Dipropionate	lotion	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Neuropsychiatric	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	OTC
Clobetasol Propionate	cream, ointment, gel, topical solution	Temovate®	Dermatologics and topicals	U.S.	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals	U.S., Israel	Rx
Desonide	cream, ointment	Tridesilon®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate and Hydrochlorothiazide	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflamatory & Analgesic	U.S., Israel	Rx
Fluconazole	tablets	Diflucan®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Halobetasol Propionate	cream, ointment	Ultravate®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone	cream, ointment	Cortizone 10®	Dermatologics and topicals	U.S., Israel, Canada	Rx/OTC
Hydroquinone	cream	Lustra®(2)	Dermatologics and topicals	U.S., Canada	Rx
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Neuropsychiatric	U.S.	Rx
Loratadine	solution	Claritin®	Allergy	U.S.	OTC
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3 Monistat® 7 Micatin®	Dermatologics and topicals	U.S., Canada	OTC
Mometasone Furoate	cream, ointment, lotion	Elocon®	Dermatologics and topicals	U.S., Canada	Rx
Nystatin	oral suspension, vaginal cream	Mycostatin®	Dermatologics and topicals	U.S., Israel, Canada	Rx
Nystatin/Triamcinolone	cream, ointment	Mycogen II®, Mycolog II®, Myconel®	Dermatologics and topicals	U.S.	Rx
Ondansetron Hydrochloride	solution	Zofran®	Antinauseant	U.S.	Rx
Oxcarbazepine	tablets	Trileptal®	Anticonvulsant	U.S.	Rx
Phenytoin Sodium	extended release capsules, suspension	Dilantin®	Neuropsychiatric	U.S.	Rx
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals	U.S., Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals	U.S.	OTC
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx

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

Some of our products are dependent on seasonality, such as allergy drugs, however, in the aggregate our products are not materially dependent on seasonality.

Sales and Marketing

In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force.  In other countries, we sell through agents and other distributors.  Our sales force is supported by our medical representatives, customer service and marketing employees.

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated net sales for each period:

	2010		2009(*)		2008(*)

	Sales	% of	Sales	% of	Sales	% of
	in thousands	total sales	in thousands	total sales	in thousands	total sales
U.S.A.	$305,858	78%	$278,301	78%	$255,531	78%
Canada	44,169	11%	32,775	9%	36,301	11%
Israel	19,589	5%	21,373	6%	22,194	7%
Other	22,919	6%	23,487	7%	13,325	4%
Total	$392,535	100%	$355,936	100%	$327,351	100%

(*) Adjusted for the discontinued operations of the Irish subsidiary

In 2010, revenue in the United States accounted for 78% of total consolidated net sales.  In addition to marketing prescription drugs, Taro U.S.A. markets its generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  During 2010, we sold to approximately 140 customers in the United States.  The following table represents sales to our three largest customers as a percent of consolidated sales during the last three years:

Customer	2010	2009	2008
Customer A	15.9%	15.5%	16.7%
Customer B	11.0%	*	*
Customer C	10.5%	11.0%	*
* Less than 10%

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro U.S.A. in 2010:
Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	39%
Generic drug distributors	23%
Mass merchandisers, food and retail chains	9%
Managed care organizations	5%
Other	2%

In 2010, sales in Israel accounted for 5% of our total consolidated net sales.  The marketing, sales and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

In 2010, sales to other international markets accounted for approximately 6% of consolidated net sales.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Israel and other international markets in 2010:

Percentage of
Customer Type	Consolidated Sales
Institutional	3%
Private	2%
Other international	6%

In 2010, sales in Canada accounted for 11% of our total consolidated net sales.  During 2010, Taro Canada had approximately 70 customers.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Canada in 2010:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	10%
Drug chains, independent pharmacies and others	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner.  As a result, in each of 2008, 2009 and 2010, backorders generally represented less than 5% of our consolidated sales.

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

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb, GlaxoSmithKline, Medicis Pharmaceutical, Merck, Novartis, Pfizer/Wyeth and Merck/Schering-Plough, as well as with generic companies such as Altana (now Nycomed), Teva Pharmaceuticals U.S.A. (now including Barr Laboratories) (“Teva”), Mylan Laboratories, Perrigo Company, Ranbaxy Pharmaceuticals Inc. and Sandoz Pharmaceuticals.  Many of these companies have more resources, market and name recognition and better access to customers than we have.  Therefore, there can be no assurance of the success of any of our products.

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

We synthesize the APIs used in some of our key products, including our warfarin sodium tablets, carbamazepine products, etodolac tablets, terbinafine cream, oxcarbazepine tablets and clorazepate dipotassium tablets.  We also synthesize the API for our Ovide® lotion.  We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

Although, prices of principal raw materials have been relatively stable, the Company has instituted programs to keep the cost of APIs consistent or to improve upon them; for example, by the qualification of alternate suppliers.

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

Government Regulation

We are subject to extensive pharmaceutical industry regulations in the United States, Canada, Israel and other jurisdictions, and may be subject to future legislative and other regulatory developments concerning our products and the healthcare field generally.  Any failure by us to comply with applicable policies and regulations of any of the numerous authorities that regulate our industry could have a material adverse effect on our results of operations.

In the United States, Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner.  Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law.  In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed.  Furthermore, each country requires approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical components, including, but not limited to, raw materials and finished products.  As a result, we have had periodic inspections of our facilities and records.  For example, Taro Canada was inspected by the FDA in 1995, 1996, 1998, 2001, 2005, 2008 and 2011.  Our facilities in Haifa Bay, Israel were inspected by the FDA in 1996, 1997, 1999, 2002, 2006, 2009 and 2010 by the United Kingdom Medicines Control Agency in 1997 and 1998, and by the Irish Medicines Board in 2005.

As described in the Risk Factors, our Canadian manufacturing facility received a Warning Letter from the FDA in February 2009 expressing concerns identified during a July 2008 inspection about certain quality control systems, including failure to complete investigations of quality issues in a timely manner. A formal cGMP re-inspection was conducted by the FDA in February 2011 to evaluate the effectiveness of corrective actions undertaken by Taro and the FDA announced in April 2011 that the site has an acceptable regulatory status and issues were considered resolved.

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

Environmental Compliance

We believe that we are currently in compliance with all applicable environmental laws and regulations in Canada and the United States.  In Israel, we are currently in compliance with all applicable environmental laws and regulations subject to the following clarification: new regulations concerning air emissions were enacted in Israel during 2008.  The Israel Ministry of Environmental Protection (the “MEP”) conducted tests of air emissions at the Haifa Bay facility during May 2008 and provided the results of such testing to the Company in January 2009.  The MEP concluded that the Company should reduce its levels of emissions.  In response, the Company has taken steps to improve its emission output by implementing a Regenerative Thermal Oxidizer (“RTO”) system to meet the EU TALUFT 2002 standards.  Implementation is in its final stages.

C.	ORGANIZATIONAL STRUCTURE

The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd.  We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd.  In 1984, we changed our name to Taro Vit Industries Ltd., and in 1994, we changed our name to Taro Pharmaceutical Industries Ltd.

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2011:

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

Sun beneficially owns 77.5% of the voting power of the Company.

D.	PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of December 31, 2010:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel1	890,000	Pharmaceutical manufacturing, production laboratories, offices, warehousing, chemical production (including tank farm and chemical finishing plant), and research	Long-term Lease Own Lease Use permit
Yakum, Israel	15,000	Administrative offices	Lease
Brampton, Canada	142,000	Pharmaceutical manufacturing, production laboratories,	Own
		laboratories, administration, distribution and warehousing
Brampton, Canada	75,400	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland2	124,000	Pharmaceutical manufacturing, research laboratories and	Own
		warehousing

1.
The majority of the land is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”), which has not yet provided approval for the change of control of the Company.  See “Environmental Compliance” above relating to an environmental matter relating to the Haifa Bay facility.

2.	The Irish facility has been discontinued and is held for sale.

From 2008 through 2010, we invested $14.3 million in property, plant and equipment (“PP&E”) projects.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of approximately 890,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2058.  We have the option to renew each lease for an additional 49 years.  We also lease approximately 10,000 square feet of adjacent space in Haifa Bay.  The lease for this property commenced on September 30, 1994.  For additional information, please refer to Note 2.i. to our consolidated financial statements included elsewhere in this 2010 Annual Report.

We lease approximately 15,000 square feet of space in a facility located in Yakum, Israel, which is used for administrative and marketing offices.

In February 2002, Taro Canada purchased 74,000 square feet of space that it had leased since March 1997, adjacent to the 68,000 square foot main manufacturing facility which it owns in Brampton, Canada.  In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, which lease term continues to 2015.  In December 2003, Taro Canada purchased a 108,797 square foot building in close proximity to its existing facilities for $3.6 million.  This building was used primarily for warehousing and was sold for net proceeds of $5.2 million on March 29, 2007.

In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, New York, in which it located its United States research operations, for $4.4 million.  In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building and, in May 2005, Taro U.S.A. consolidated its administrative offices and research laboratory to this location.  In September 2006, such research laboratory operations were discontinued.  As of December 31, 2010, a subsidiary of Taro U.S.A. had a mortgage on this property of $9.1 million.

In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for $18.0 million.  As of December 31, 2010, a subsidiary of Taro U.S.A. had a mortgage on this property of $8.6 million.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RECENT DEVELOPMENTS

Investment by Sun

In early November 2006, because of decreasing liquidity, the Company retained The Blackstone Group (“Blackstone”), an investment banking firm, to assist it in exploring strategic alternatives, which included efforts to raise capital or find a suitable merger partner for Taro.  Following an extensive process begun in 2006 and review of numerous proposals, on May 18, 2007 we entered into a merger agreement, among the Company, Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun Pharma and Aditya Acquisition Company Ltd. (“Aditya”), a subsidiary of Alkaloida (the “Merger Agreement”) to effect an investment and a merger with Alkaloida.  On that same day, we entered into a share purchase agreement (the “Share Purchase Agreement”) with Alkaloida, pursuant to which, in May 2007, Alkaloida invested $40.7 million in consideration for 6,787,500 of our ordinary shares at a price per share of $6.00, and Sun received a 3-year warrant to purchase an additional 6,787,500 of our ordinary shares with an exercise price per share of $6.00.

On May 28, 2008, the Company terminated the Merger Agreement.  The proposed merger was subject to a number of terms and conditions, including the approval by our shareholders, certain Israeli governmental authorities and the U.S. Federal Trade Commission (the “FTC”).  After it became clear that the merger may not be approved by the shareholders at the proposed price of $7.75 per share, Sun offered, in early 2008, to raise the merger price to $10.25, subject to certain conditions.  The Company’s board of directors (the “Board” or “Board of Directors”) and its advisors evaluated Sun’s offer and found that it was inadequate.  On May 27, 2008, the Board determined that permitting the Merger Agreement to remain in force was no longer in the best interests of the Company’s shareholders.  On May 28, 2008, the Company announced it had terminated the Merger Agreement in accordance with its terms.  That same day, Taro and its directors (other than the members of the Levitt and Moros families, who are comprised of Dr. Barrie Levitt, Ms. Tal Levitt and Dr. Daniel Moros), filed an originating motion against Sun Pharma, Alkaloida and Aditya with the Tel-Aviv District Court (the “District Court”) seeking, among other things, a declaratory ruling and a permanent injunction prohibiting Sun Pharma, Alkaloida and Aditya from purchasing or offering to purchase additional ordinary shares that would result in an increase in Sun’s voting power to more than 45% of the total voting power of the Company, other than by means of a special tender offer (“Special Tender Offer”) in accordance with provision 328 of the Israeli Companies Law – 1999 (the “Israeli Companies Law”).  The “special tender offer” rules under Israeli law provide certain protections for minority shareholders.  An additional shareholder in the Company, Franklin Advisers, Inc. and Templeton Asset Management Ltd. (together “Templeton”), joined as an applicant to the proceeding, also arguing that a Special Tender Offer is required.

Sun thereafter claimed that the Company was not entitled to terminate the Merger Agreement and on June 25, 2008, Sun gave notice that it was exercising its option under the option agreement entered into by Sun on May 18, 2007, with Dr. Barrie Levitt, Dr. Daniel Moros, Ms. Tal Levitt, Dr. Jacob Levitt and TDC (the “Option Agreement”).  Pursuant to the Option Agreement, Sun was granted the option to acquire certain ordinary shares owned by Dr. Barrie Levitt, Dr. Moros, Ms. Levitt, and TDC for $7.75 per share, as well as all of the founders’ shares for no consideration (the “Options”).  A condition to the exercise of the Options required Sun to commence a tender offer to purchase any and all ordinary shares owned by all other shareholders for $7.75 per share, while Sun is not permitted to consummate the transactions contemplated by the Options until such tender offer expires.

On June 30, 2008, Sun commenced a regular tender offer for any and all ordinary shares at a price of $7.75 per share (the “Sun Offer”).  On August 26, 2008, the District Court ruled that Sun was not required to comply with the Special Tender Offer rules.  On August 28, 2008, the Company and its Independent Directors filed an appeal to the Supreme Court of the State of Israel (the “Israeli Supreme Court”) and requested a temporary injunction to prevent Sun from acquiring additional ordinary shares which would result in its voting power being more than 45% of the Company’s voting power during the pendency of the appeal.  On September 1, 2008, the Israeli Supreme Court granted the temporary injunction.

On September 7, 2010, the Supreme Court denied the Company’s appeal and ordered the revocation of the temporary injunction which had prohibited the closing of the Sun Offer.

On the same day, Sun announced the decision of the Israeli Supreme Court and the expiration date of the Sun Offer (the “Announcement Date”) as the fifth business day following the Announcement Date which was 12:00 midnight, New York City time, on Tuesday, September 14, 2010.

On September 21, 2010, the Company announced that the controlling shareholders of the Company, the Levitt and Moros families (together with their affiliated entities, the “Levitt/Moros Shareholders”), executed a letter agreement (the “Letter Agreement”) on September 20, 2010 with Sun.  Pursuant to the Letter Agreement, the Levitt/Moros Shareholders transferred certain beneficial interests in the Company to Sun in accordance with the Option Agreement.  Among the interests transferred was beneficial ownership of the founders’ shares of Taro, which represent one-third of the voting power of Taro’s capital stock.

Concurrent with the execution of the Letter Agreement, Sun and the members of the Board, including the Levitt/Moros Shareholders, entered into a settlement agreement and release, pursuant to which Sun and the incumbent members of Taro’s Board agreed, among other things, to release each other from, and covenanted not to sue based on, certain claims related generally to the acquisition of Taro by Sun and litigation arising therefrom.

Also, on September 20, 2010, Taro’s Board passed a resolution appointing Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, Hasmukh Shah and Ilan Leviteh as members of the Board, and the incumbent members of Taro’s Board submitted their resignations as directors and officers of the Company and its subsidiaries, as applicable.  At a subsequent Board meeting, Mr. Dilip Shanghvi was elected Chairman of Taro’s Board.

In addition to the foregoing, the Company issued a letter dated September 20, 2010, to Sun Pharma and Alkaloida acknowledging the valid exercise by Alkaloida of a certain Warrant No. 2 issued August 1, 2007, for the purchase of 3,787,500 Ordinary Shares of Taro for an aggregate price of $22,725,000.  As of December 31, 2010, with the exercise of Warrant No. 2 as well as the completion of the acquisition of the shares from the Levitt/Moros Shareholders and the acquisition of the shares from Templeton on November 1, 2010, Sun owned, or controlled, 28,072,933, or 65.2%, of Taro's Ordinary Shares and, with Taro's Founders' Shares, 76.8% of the vote attributable to the share equity of the Company.

Subsequently to December 31, 2010, Alkaloida acquired 712,500 Ordinary Shares remaining under the Share Purchase Agreement and 712,500 Ordinary Shares pursuant to Warrant No. 2.  The Ordinary Shares available pursuant to the Share Purchase Agreement and the Warrant had been reserved for purchase pending the outcome of a lawsuit initiated on May 10, 2007 in Israel against, among others, the Company and Sun by Templeton.  Sun and Templeton subsequently entered into a settlement agreement, whereby the litigation ceased and Sun became eligible to purchase the reserved Ordinary Shares of the Company. As a result of the exercise of Warrant No. 2 and the purchase of shares by Alkaloida pursuant to the Share Purchase Agreement, Sun currently owns, or controls, 29,497,933, or 66.3%, of the Company’s Ordinary Shares, and with the Company’s Founders’ Shares, 77.5% of the vote attributable to the share equity of the Company.

As a result of the changes described in the preceding paragraphs, the Company has a substantial relationship with Sun. Certain of Taro’s Board members, including the Chairman, are also on Sun Pharma’s Board of Directors.  In addition, certain of Taro’s officers and executives are also executives of Sun.  Taro's Interim Chief Executive Officer, who is also a member of the Board of Directors of Taro, is an officer of an indirect subsidiary of Sun Pharma.

General Shareholders Meeting

The Company held its annual general shareholders meeting on December 30, 2010, in Yakum, Israel.  The Company’s shareholders voted to elect all of the directors who were recommended for election, including two statutory external directors.  The Company’s shareholders also approved the appointment of the Company’s independent auditors.  At an extraordinary general shareholders meeting held on May 12, 2011 in Yakum, Israel, the Company’s shareholders approved indemnification of directors, elected James Kedrowski as an additional director to the Board and approved and ratified the remuneration of the directors who are not statutory external directors.

Late Filing of our Annual Reports on Form 20-F for Years-Ending 2005, 2006, 2007, 2008 and 2009

We did not timely file our Annual Report on Form 20-F for fiscal years ended 2005, 2006, 2007, 2008 and 2009.  As a result, the Company experienced a number of significant negative consequences.  See “NASDAQ Stock Market Delisting,” and “Compliance with Covenants in Debt and Loan Agreements,” in this “Recent Developments” section.

In addition, we are not able to access public capital markets due to our non-compliance with SEC reporting requirements for the years 2005 to 2010.

The Company received a letter from the SEC in May 2009 noting that the Company is not currently in compliance with its SEC reporting requirements, and advising that, until the Company complies with such reporting requirements, an administrative proceeding could be brought to revoke the Company’s registration under the Exchange Act and that the Company’s stock also could be subject to a trading suspension by the SEC pursuant to the Exchange Act.  The Company communicated with the SEC, explaining the reasons for the delay in filing its annual reports as well as its significant and continuing efforts to return to compliance with its financial reporting obligations as soon as possible.  The Company has filed an Annual Report on Form 20-F for the fiscal year ended 2005 and 2006 and has filed audited consolidated financial statements on Form 6-K for fiscal years 2007, 2008 and 2009.  While there can be no assurance that the SEC will not proceed as described, the Company is continuing every effort to comply with its financial reporting obligations.

Appointment of New Interim Chief Financial Officer

On November 19, 2010, we announced that we had appointed Michael Kalb to the position of Interim Chief Financial Officer of the Company following the departure of the Company’s former Chief Financial Officer.  Mr. Kalb is also Group Vice President, Chief Accounting Officer of the Company and Chief Financial Officer of Taro U.S.A.

NASDAQ Stock Market Delisting

On July 21, 2006, we received a staff determination from the Listing Qualifications Department of The NASDAQ Stock Market stating that because NASDAQ had not received our 2005 Annual Report as required by NASDAQ Marketplace Rule 4320(e)(12), our ordinary shares were subject to delisting from The NASDAQ Global Select Market unless we requested a hearing.  We requested a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) to review the staff determination.  Our ordinary shares remained listed pending the review.  The Panel determined to continue the listing of our ordinary shares on The NASDAQ Global Select Market, subject to certain conditions, until November 17, 2006.  Subsequently, the Panel granted a further extension of time to December 11, 2006.  On December 12, 2006, we received a notification from the Listing Qualifications Department of NASDAQ that our ordinary shares would be delisted from The NASDAQ Global Select Market after the close of business on Wednesday, December 13, 2006, because we had failed to file our 2005 Annual Report by December 11, 2006.

Following delisting, our ordinary shares are now quoted on the Pink Sheets under the symbol TAROF.  Information regarding the Pink Sheets is available at www.pinksheets.com.  Investors should be aware that trading on the Pink Sheets may result in a reduction in liquidity and trading volume of our ordinary shares.

Compliance with Covenants in Debt and Loan Agreements

The delay in issuing the audited financial statements for the years ended December 31, 2005, 2006, 2007,  2008 and 2009 resulted in the Company not being in compliance with certain reporting obligations with respect to certain debt instruments.  For further information on our debt instruments, see Note 14 “Long-Term Debt” to the consolidated financial statements herein.

Although we are current with respect to our payment obligations under our various loan agreements, we are not in compliance with certain financial reporting covenants and other provisions contained in certain loan agreements.  As a result of the foregoing, various creditors have the right to accelerate their indebtedness and certain creditors may elect to proceed against the collateral granted to them to secure such indebtedness.  In the event such indebtedness is accelerated, Management believes we have sufficient capacity to satisfy such obligations.

With the filings of our Annual Reports for the years 2007, 2008, 2009 and this 2010 Annual Report,  together with the issuance of the audited financial statements for the years then ended, we will be in compliance with all material financial and reporting covenants under our debt instruments prospectively, as further described in Item 5 – “Liquidity and Capital Resources – Debt.”

A.	OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2008, 2009 and 2010, which are included elsewhere in this 2010 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated sales for each period:

2010	2009 (*)	2008 (*)
		% of		% of		% of
	Sales	our total	Sales	our total	Sales	our total
	in thousands	sales	in thousands	sales	in thousands	sales

U.S.A.	$305,858	78%	$278,301	78%	$255,531	78%
Canada	44,169	11%	32,775	9%	36,301	11%
Israel	19,589	5%	21,373	6%	22,194	7%
Other	22,919	6%	23,487	7%	13,325	4%
Total	$392,535	100%	$355,936	100%	$327,351	100%
(*) Adjusted for the discontinued operations of the Irish subsidiary

We generate most of our revenue from the sale of prescription and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  During the past three years, three customers in the United States accounted for the following proportion of our total consolidated net sales (in millions of dollars):

	2010		2009		2008
Customer	Amount	Percent	Amount	Percent	Amount	Percent
Customer A	$62.6	15.9%	$55.3	15.5%	$55.2	16.7%
Customer B	$43.3	11.0%	*	*	*	*
Customer C	$40.7	10.5%	$39.2	11.0%	*	*

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

Percentage of net sales of certain products on a consolidated basis:

Product	2010	2009	2008
Desoximetasone	12.7%	14.6%	13.2%
Warfarin	12.2%	13.0%	10.6%

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

Certain customary industry selling practices affect our level of working capital; for example, industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis.  Therefore, in order to accommodate market demand, we try to maintain adequate levels of inventories.  Increased demand for existing products and preparation for new product launches, the exact timing of which cannot be determined accurately, have generally resulted in higher levels of inventory.  However, anticipated growth in sales of any individual product, or of all products, may not materialize.  Consequently, inventories prepared for these sales may become obsolete and have to be written off.

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

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 2 to our consolidated financial statements, which are prepared in conformity with U.S. GAAP.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  We evaluate our estimates on an ongoing basis.  We base our estimates on currently available information, our historical experience and various other assumptions that we believe to be reasonable under the circumstances.  The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources.  Since the factors underlying these assumptions are subject to change over time, the estimates on which they are based are subject to change accordingly.

The following is a summary of certain policies that have a critical impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results.

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

We recognize revenue from product sales when title and risk of loss have transferred to our customers and when the criteria in FASB ASC Subtopic 605-15, “Revenue Recognition – Products” have been satisfied.  Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) our price to our customers is fixed or determinable; (iv) collectibility is reasonably assured; and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated.  We ship products to our customers only in response to, and to the extent of, the orders that customers submit to us.  Depending on the terms of our customer arrangements, revenue is recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Our product returns reserve at December 31, 2009 and 2008 and related statement of operations impact for the years then ended, considered actual product returns experienced subsequent to the balance sheet dates to validate the product returns reserve estimate based on the methodology described above.  We monitor the levels of inventory in our distribution channels to assess the adequacy of our product returns reserve and to identify potential excess inventory on hand that could have an impact on our revenue recognition.  We do not ship product to our wholesalers when it appears they have an excess of inventory on hand, based on demand and other relevant factors, for that particular product.  Additionally, as a general practice, we do not ship products that have less than 12 months until expiration (i.e., “short dated sales”).

Chargebacks
We have arrangements with certain customers that allow them to buy our products directly from our wholesalers at specific prices.  Typically these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices.  In exchange for servicing these third party contracts, our wholesalers can submit a “chargeback” claim to us for the difference between the price sold to the third-party and the price at which it purchased the product from us.  We generally pay chargebacks on generic products, whereas branded products are typically not eligible for chargeback claims.  We consider many factors in establishing our chargeback reserves including inventory information from our largest wholesale customers (beginning in 2006) and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors.  Our chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory.  We review the methodology utilized in estimating the reserve for chargebacks in connection with analyzing our product return reserve each quarter and make revisions as considered necessary to reasonably estimate our potential future obligation.

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

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information.  Based on our historical experience, substantially all claims for rebates and other sales deductions are received within 24 months.  Therefore, at December 31, 2009 and for the years ended December 31, 2009 and 2008, we considered subsequent actual claims submitted by our customers in determining our reserves and related statements of operations impact for rebates and other sales deductions.

Three-year summary
The following table summarizes the activities for sales deductions and product returns for the three years ended December 31, 2010:

For the Year Ended December 31, 2010 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(19,360)	$(170,887)	$163,688	$(26,559)
Rebates and Other	(36,119)	(85,861)	80,413	(41,567)
Total	$(55,479)	$(256,748)	$244,101	$(68,126)

Current Liabilities
Returns	$(22,514)	$(13,146)	$13,698	$(21,962)
Other (1)	(15,264)	(25,979)	28,144	(13,099)
Total	$(37,778)	$(39,125)	$41,842	$(35,061)

For the Year Ended December 31, 2009 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(23,904)	$(208,482)	$213,026	$(19,360)
Rebates and Other	(40,666)	(80,262)	84,809	(36,119)
Total	$(64,570)	$(288,744)	$297,835	$(55,479)

Current Liabilities
Returns	$(22,279)	$(11,327)	$11,092	$(22,514)
Others (1)	(9,697)	(25,838)	20,271	(15,264)
Total	$(31,976)	$(37,165)	$31,363	$(37,778)

For the Year Ended December 31, 2008 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(18,525)	$(172,582)	$167,203	$(23,904)
Rebates and Other	(29,015)	(65,572)	53,921	(40,666)
Total	$(47,540)	$(238,154)	$221,124	$(64,570)

Current Liabilities
Returns	$(25,101)	$(13,898)	$16,720	$(22,279)
Others (1)	(10,556)	(13,509)	14,368	(9,697)
Total	$(35,657)	$(27,407)	$31,088	$(31,976)

(1) Includes indirect rebates and others.

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

For the years-ended December 31, 2010 and 2009, we recorded $2,617 and $3,363 impairment loss, respectively, in operating expenses, primarily related to the fixed assets of its Irish facility.  An impairment loss of $2,820 was recorded on these assets in the year ended December 31, 2008.  We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments for goodwill for the years ended December 31, 2010, 2009, and 2008.

Income Taxes. We determined deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws.  Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  As of December 31, 2009, Management determined that it was more likely than not that we will benefit from the deferred tax asset in the U.S., resulting in the reversal of $76,694 of the valuation allowance against these deferred tax assets.  As of December 31, 2010 and 2009, Management determined that it was more likely than not that we will not benefit from the deferred tax assets in the Ireland and certain other subsidiaries.  Therefore, for these locations a full valuation allowance was provided against the deferred tax assets.  In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

Stock Options.  We account for stock-based compensation in accordance with the provisions of ASC Topic 718 “Compensation – Stock Compensation”.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and valued restricted stock based on the market value of the underlying shares at the date of grant.  We recognize compensation expense for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options.

Discontinued Operations.  Under ASC 205 “Presentation of Financial statements – Discontinued Operation”, when a component of an entity has been disposed of or classified as held for sale, the results of its operations, including the gain or loss on the disclosed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.  During 2010, the Company closed its manufacturing facility in Ireland and decided to sell the facility.  The Company has classified the related building as long-term assets held for sale, net on the Consolidated Balance Sheets and the losses attributable to its Irish subsidiary in the Consolidated Statements of Operations as losses from discontinued operations.  For further information on the discontinued operations, see Note 2.z. and Note 21 “Discontinued Operations” to the consolidated financial statements herein.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In June 2009, the FASB issued FASB ASC Paragraph 810-10-65-2, “Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R),” which amends existing accounting rules for consolidation of variable interest entities.  Under ASC Paragraph 810-10-65-2, the primary beneficiary of a variable interest entity is determined by a qualitative rather than a quantitative test previously required under FIN 46 (R).  In addition, ASC Paragraph 810-10-65-2 requires an ongoing assessment of whether an entity is a primary beneficiary of a variable interest entity, and additional disclosure.  ASC Paragraph 810-10-65-2 is effective at the beginning of the first annual reporting period that begins after November 15, 2009.  ASC Paragraph 810-10-65-2 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”).  ASU 2009-13 revises the current model for recording revenue from multiple element arrangements and expands disclosure requirements.  This standard requires entities to allocate revenue in an arrangement at inception using estimated selling prices of the delivered goods and services based on a selling price hierarchy.  The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.  ASU 2009-13 will be effective for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  We do not currently have any multiple element arrangements.  Accordingly, we do not expect adoption of ASU 2009-13 to have a material impact on the results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-27, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (a consensus of the FASB Emerging Issues Task Force).”  This standard addresses how fees mandated by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act should be recognized and classified in the income statements of pharmaceutical manufacturers.  Under the proposal, the annual fee would be recognized as a liability for the total amount and a corresponding deferred cost over the calendar year.  This is a liability and presented as an operating expense.  This ASU is effective for calendar years beginning after December 31, 2010.  Since the fees are anticipated to be less than 0.2% of net sales, we do not expect the provisions of ASU 2010-27 to have a material effect on its financial statements.

In December 2010, the FASB also issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force).”  Under this standard, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists.  To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30.  As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired.  The equity or enterprise valuation premise can be used to determine the carrying amount of a reporting unit.  ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.  Our goodwill test does not currently have a zero or negative carrying amount where this standard would apply.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended December 31,
	2010	2009	2008

Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	40.5%	41.3%	42.6%
Impairment	*	*	*
Gross profit	59.5%	58.7%	57.4%
Operating expenses:
Research and development, net	9.3%	9.4%	10.3%
Selling, marketing, general and administrative	27.5%	28.2%	29.7%
Impairment	0.7%	0.9%	0.9%
Total operating expenses	37.5%	38.5%	40.9%
Operating income	22.0%	20.2%	16.5%
Financial expenses (benefit), net	3.0%	3.8%	-0.5%
Other gain, net	0.2%	0.1%	0.2%
Income before income taxes	19.2%	16.5%	17.2%
Tax expense (benefit)	2.7%	-19.6%	4.1%
Income from continuing operations	16.5%	36.1%	13.1%
Net loss from discontinued operations	-0.1%	-3.3%	-3.8%
Net income	16.4%	32.8%	9.3%
Net income attributable to non-controlling interest	0.1%	0.8%	0.0%
Net income attributable to Taro	16.3%	32.0%	9.3%

* Less than 0.05%

YEAR ENDED DECEMBER 31, 2010 COMPARED WITH YEAR ENDED DECEMBER 31, 2009

Sales. During 2010, sales increased $36.6 million, or 10.3%, compared to 2009.  Sales in the United States during 2010 increased $27.6 million, or 9.9%, compared to 2009 primarily due to new product launches of fluorouracil cream, Calcitrene®/calcipotriene ointment and adapalene gel, which contributed approximately $18.3 million in the aggregate, as well as increased market share of ketoconazole and carbamezapine extended release tablets which contributed approximately $6.5 million.  Sales in Canada increased $11.4 million, or 34.8%, compared to 2009, primarily due to an increase in sales of warfarin and changes in exchange rates, while sales in Israel and other international markets decreased $2.4 million, or 5.2%, compared to 2009 sales, primarily due to a decrease in sales of warfarin.

Cost of Sales. Cost of sales, as a percentage of sales, remained relatively consistent at 40.5% in 2010 compared to 41.3% in 2009.

Gross Profit. The Company’s gross profit was $233.4 million, or 59.5% of sales, in 2010, while its gross profit was $208.8 million, or 58.7% of sales, in 2009.  The increase for 2010 was a result of higher sales and decreased cost of sales as a percentage of sales as noted above.

Research and Development. Net research and development (“R&D”) expenses increased $3.1 million, or 9.3%, in 2010 compared to the previous year.  R&D expenses equaled 9.3% of sales in 2010 and 9.4% of sales in 2009.  The decrease in R&D expenses as a percentage of sales was the result of a combination of the reduction of clinical studies and bonuses coupled with the change in the foreign exchange rate.  The majority of the R&D investment was focused on our core business, including our generic pipeline, and the remainder was focused on our proprietary pipeline, which included filing fees for an NDA of one of our products.

Selling, Marketing, General and Administrative. In 2010, selling, marketing, general and administrative (“SMG&A”) expenses increased $7.6 million, or 7.5%, from the amount expended in 2009.   The increase is primarily due to severance expenses to certain former executives and a one-time payment to Taro’s Israeli employees pursuant to a collective bargaining agreement in Israel. In 2010, Taro U.S.A. increased its sales force by 14%.  The Company also increased advertising by 25%.  Despite the increase, our SMG&A expenses, as a percentage of sales, decreased to 27.5% in 2010 from 28.2% in 2009.

Operating Results. In 2010, the Company had operating income of $86.5 million compared to operating income of $71.8 million in 2009, representing an increase of $14.7 million.  This increase reflects the reductions as a percent of net sales in the cost of goods sold and the operating expenses.  Operating results, as a percentage of sales, increased from 20.2% in 2009 to 22.0% in 2010.

Financial Expenses. Financial expenses result from interest expense and income, and the impact of foreign currency exchange rate fluctuations.  Net financial expenses were $11.8 million in 2010, compared with $13.6 million in 2009, a decrease of $1.8 million, or 13.2%.  The financial expenses in 2010 reflect the change in the foreign currency exchange rates related to the intercompany balances in Canada offset by lower interest due to payoff of debt of $88.3 million.

Taxes. Due to a change in the Company’s various permanent and timing differences between accounting and tax, our tax expense for 2010 was $10.5 million, as compared to a tax benefit of $69.7 million in 2009 due to a reversal in the Company’s valuation allowance. (See Note 18 to the consolidated financial statements included in this 2010 Annual Report.)  As of December 31, 2010, on an unconsolidated basis, we have available carryforward tax losses of $1.0 million in the Company and our research institute in Israel, $11.1 million in the United Kingdom, $56.9 million in Ireland and $68.9 million in the United States.  The loss carryforward in the United States principally resulted from the loss from operations and the exercise by employees of stock options during 2001.

Net Income attributable to Taro. Our net income decreased $49.9 million in 2010, from net income of $114.0 million in 2009 to net income of $64.1 million in 2010, by reason of the change in the tax valuation resulting in a benefit of $69.7 million and the factors noted above.

YEAR ENDED DECEMBER 31, 2009, COMPARED WITH YEAR ENDED DECEMBER 31, 2008

Sales. During 2009, sales increased $28.6 million, or 8.7%, compared to 2008.  This increase was primarily attributable to increased sales in the United States during 2009 of $22.8 million, or 8.9%, compared to 2008, primarily due to new product launches of carbamazepine extended release tablets and lamotrigine which contributed approximately $27.8 million to net sales, as well as price increases on Topicort®/desoximetasone  and Oralone®/triamcinolone acetonide dental paste  which contributed approximately $13.8 to sales.  This was offset by volume and price decreases on clotrimazole and price decreases on malathion gel (generic Ovide®) to meet competition in the aggregate of $16.1 million.  Sales in Canada decreased $3.5 million, or 9.7% compared to 2008 sales, primarily due to the change in the foreign exchange rate, while sales in Israel and other international markets increased $9.3 million, or 26.3%, compared to 2008, due primarily to an increase of warfarin sales.

Cost of Sales. Cost of sales, as a percentage of sales, remained relatively consistent at 41.3% in 2009 compared to 42.6% in 2008.

Gross Profit. Gross profit was $208.8 million, or 58.7% of sales, in 2009 compared to $187.8 million, or 57.4% of sales, in 2008, an increase of $21 million, or 11.2%.  This increase reflects the impact of the increased sales within the marketplace.

Research and Development. Net R&D expenses decreased by $0.4 million, or 1.1%, in 2009 compared to 2008.  R&D expenses equalled 9.4% of sales in 2009 and 10.3% of sales in 2008.  The majority of the R&D investment was focused on our generic pipeline and the remainder was focused on our proprietary pipeline, which included our class of non-sedating barbiturate compounds.

     Selling, Marketing, General and Administrative. In 2009, SMG&A increased $3.2 million, primarily due to an increase in audit and consulting fees related to the restatement of the Company’s financial statements for years prior to 2006.  These were offset by decreases in payroll and depreciation expense.

     Operating Results. Operating income increased $17.6 million from $54.2 million in 2008 to $71.8 million in 2009.  This change reflects the increase in sales and gross profit combined with the decrease in SMG&A expenses and R&D expenses as a percentage of sales.  Operating results, as a percentage of sales, increased from 16.5% in 2008 to 20.2% in 2009.

     Financial Expenses. Financial expenses result from interest expense offset by other income, and the impact of foreign currency exchange rate fluctuations.  Net financial expenses were $13.6 million in 2009, compared to a $1.8 million benefit in 2008, an increase of $15.4 million.  The financial expenses in 2009 reflect the impact of our increased level of borrowing, higher interest rates and changes in foreign currency exchange rates.

     Taxes. Due to the reversal of the valuation allowance in the United States and a change in the Company’s tax rate in Israel and various permanent and timing differences between accounting and tax, our tax benefit in 2009 was $69.7 million as compared to tax expense of $13.5 million in 2008.  (See Note 18 to the consolidated financial statements included in this 2010 Annual Report.)

     Net Income attributable to Taro. Our net income increased $83.5 million, from net income of $30.5 million in 2008 to net income of $114.0 million in 2009, primarily due to the reversal of $76.7 of the valuation allowance against deferred tax asset in the U.S.  (See Note 2.q of the consolidated financial statements included in this 2010 Annual Report.)

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Year	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
2006	-0.10%	1.96%	-8.21%	-0.03%	4.23	1.17
2007	3.40%	2.20%	-8.97%	-15.21%	3.85	0.99
2008	3.80%	2.33%	-1.14%	23.93%	3.80	1.22
2009	3.91%	1.32%	-0.71%	-14.54%	3.78	1.05
2010	2.66%	2.35%	-5.99%	-4.97%	3.55	0.99

(1)	Bank of Israel.

(2)	Bank of Canada.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased $39.2 million to $54.1 million at December 31, 2010.  This decrease was principally due to repayment of long-term debt of $34.6 million.  Short-term bank deposits increased by $10.0 million to $31.0 million at December 31, 2010.  Total Shareholders’ equity increased from $295.7 million at December 31, 2009 to $384.5 million at December 31, 2010, principally due to a net income of $64.1 million and the Sun investment of $22.7 million.

Net cash provided by operating activities for the year ended December 31, 2010 was $70.5 million compared to net cash provided by operating activities of $63.9 million in the prior year, an increase of $6.6 million.  For the year ended December 31, 2010, the Company had net cash used in investing activities of $24.0 million compared to net cash used in investing activities of $13.5 million in 2009.  For the year ended December 31, 2010, the Company had net cash used in financing activities of $86.1 million as compared to net cash used in financing activities of $28.6 million in the prior year.

The change in our liquidity for the year ended 2010 resulted from a number of factors, including:

●
Net cash provided by operating activities consists of an increase in accounts payable and accrued expenses of $5.6 million, a decrease in long-term receivables, prepaid expenses and other receivables of $5.8 million and non cash items of depreciation and amortization of $18.8 million and deferred taxes of $6.7 million.  These items were partially offset by increases in trade receivables of $11.5 million and inventories of $14.5 million and decreases in trade payables of $6.4 million, income tax payable of $3.1 million and a change in derivative instruments of $2.1 million.

●
Net cash used in investing activities consists of the investment in plant, property and equipment, which consumed $5.7 million, investment in other intangible assets of $5.1 million, investment in short-term bank deposits of $10.0 million and purchases of marketable securities of $3.9 million partially offset by proceeds from the sale of long-lived assets of $0.1 million and an investment in restricted bank deposits of $0.9 million.

●
Net cash used in financing activities consists of the repayment of long-term debt of $34.6 million and short-term bank debt, net of $73.3 million, offset by proceeds from issuance of shares of $21.8 million.

 Debt

As of December 31, 2010, we had total debt, including current maturities, of $59.4 million.  As discussed below, we have reclassified $14.9 million of the non-current portion of such long-term debt as short-term liabilities.  (For more on our debt obligations, see Notes 12 and 14 to our 2010 financial statements.)

During 2010, we did not incur any additional indebtedness from new or existing lenders, including increases in our borrowing capacity under existing lines of credit or refinancings.  We have been current on all our payment obligations due to our various lenders under their respective indentures and loan agreements.

Despite being current on our repayment obligations, we are not in compliance with respect to certain covenants and other provisions contained in our various indentures and loan agreements with our lenders, including financial reporting obligations that have not been met as a result of the delay in issuing audited financial statements for the years 2006, 2007, 2008 and 2009.  Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach of other undertakings.

As a result of the foregoing, various creditors have the right to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them.  The consolidated financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.  However, for purposes of our consolidated financial statements ended December 31, 2010, we have reclassified $14.9 million of the non-current portion of our long-term debt obligations to short-term liabilities.

As of December 31, 2010, our total long-term debt obligations (including current maturities and the reclassified short-term portion) are as follows:

●	bonds of $41.6 million with various investors; and
●	mortgages of $17.8 million with three lenders.

Our currency denominations, interest rates and maturities regarding our material long-term debt obligations, including current maturities and the reclassified short-term portion but excluding mortgages, consist of the following:

Amount		Linkage	Rate	Maturity
	39,922	Israel CPI(a)	5.80%	2014
	1,686	Dollar	6.10%	2014
Total	$ 41,608

(a) We have a contract to hedge our exposure to CPI fluctuations in Israel.

As of March 31, 2011, we have no available borrowings under our lines of credit.  In addition, new borrowings are not available to the Company due to noncompliance with the terms of the debt agreements.

Liquidity

On March 31, 2011, we had total unrestricted cash and cash equivalents of $120.0 million and total indebtedness to our financial creditors of $63.0 million.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of December 31, 2010 and March 31, 2011, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had approximately $5.0 million of available and undrawn credit facilities in place at December 31, 2010.

Capital Expenditures

We invested $5.7 million in capital equipment and facilities in the year ended December 31, 2010 and $5.0 million in the year ended December 31, 2009.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis.  (See Note 7 of our consolidated financial statements included in this 2010 Annual Report.)

C.	RESEARCH AND DEVELOPMENT, PATENTS, TRADEMARKS AND LICENSES

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

Recruiting talented scientists is essential to the success of our research and development programs.  Approximately 14% of our employees work in our worldwide research and development programs.

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

•	proprietary pharmaceuticals and delivery systems, including a novel formulation of Ovide® and products utilizing the NonSpil® delivery system; and
•	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

Generic Pharmaceuticals

In 2010, we received several product approvals in Canada, Israel and the United States.  The following table sets forth the approvals received in the United States from the FDA from January 1, 2010 through March 31, 2011:

FINAL ANDA APPROVALS

Brand Name*
Ciclopirox Shampoo 1%	Loprox®
Fluorouracil Topical Cream USP, 5%	Effudex®
Granisetron Hydrochloride Tablets 1 mg	Kytril®
Levetiracetam Tablets, 250 mg, 500 mg, 750 mg and 1000 mg	Keppra®
Ondansetron Hydrochloride Tablets USP, 4 mg, 8 mg and 24 mg	Zofran®

Risperidone Oral Solution 1mg/mL	Risperdal®

ANADA** APPROVALS

Mupirocin Ointment USP, 2%	Bactoderm

TENTATIVE ANDA APPROVALS

Gabapentin Capsules, 100 mg, 300 mg and 400 mg ***	Neurontin®
Gabapentin Oral Solution, 250 mg/5 mL***	Neurontin®
_______________

*	The above trademarks are the property of their respective owners.
**	Abbreviated New Animal Drug Application.
***	Tentative approval received prior to January 1, 2010 but currently under review by the FDA.

As of March 31, 2011, we had 24 of our ANDAs and the two tentative approvals listed above, under review by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products.

T2000

On December 4, 2009, the FDA approved an IND exemption to study T2000 in the United States.

T2007

The Company’s Phase I clinical trials for T2007, a non-sedating barbiturate compound, began in Canada in December 2009.  On March 23, 2010, the U.S. Patent and Trademark Office issued a patent covering T2007.

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

Patents, Trademarks and Licenses

We have filed and received patents in the United States and other countries for a variety of products, processes and methods of treatment, including:

•	a novel class of drug with utility as anticonvulsants, tranquilizers, muscle relaxants and agents for treatment of movement disorders;
•	novel oral delivery for pharmaceutical and related products; and
•	the synthesis and formulation of certain products.

With the exception of the Ovide® patent granted in July 2009, we do not believe that any single patent or license is of material importance to us in relation to our current commercial activities.

We have registered trademarks in the United States, Canada and other countries.  Taro U.S.A. typically does not use trademarks in the sale and marketing of its generic products.

From time to time, we seek to develop products for sale in various countries prior to patent expiration.  In the United States, in order to obtain a final approval for a generic product prior to expiration of certain innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Orange Book for the new drug are either invalid or not infringed by our product.  To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of patents listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval.  We may also be involved in patent litigation with third parties to the extent that claims are made that our finished product, an ingredient in our product or our manufacturing process, may infringe the innovator’s or third party’s process patents.  We may also become involved in patent litigation in other countries where we conduct business, including Israel, Canada and various countries in Europe.

D.	TREND INFORMATION

See Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” for trend information.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of December 31, 2010:

	Payments due by period (in millions of dollars)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations (1)	$59.42	$28.19	$20.80	$10.43	$-
Operating lease obligations	9.89	2.57	3.76	3.56	-
Other Long-term liabilities (2)	10.92	2.38	3.10	2.16	3.28
Total	$80.23	$33.14	$27.66	$16.15	$3.28
(1) "Less than 1 year" includes $42.78, which was reclassified to short term loans. See Note 9 and 11.
(2) Includes severance commitments and tax accruals.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2011:

Name	Age	Position
Dilip Shanghvi	56	Director and Chairman of the Board
Aalok Shanghvi	27	Director
Sudhir Valia	55	Director
Hasmukh Shah	77	Director and Chairman of the Audit Committee
Ilan Leviteh	65	Director
Ilana Avidov-Mor	60	Director
Dan Biran	68	Director
James Kedrowski	60	Interim Chief Executive Officer
Michael Kalb, C.P.A. (New York)	40	Interim Chief Financial Officer
Zahava Rafalowicz	64	Group Vice President, Sales and Marketing and Deputy General Manager, Israel
Hannah Bayer, C.P.A. (Israel)	61	Group Vice President, Finance
Rami Zajicek, Esq.	47	Group Vice President, Haifa Site Manager
Mariana Bacalu	59	Vice President, Quality Affairs
Yohanan Dichter	64	Vice President, Pharmacist in Charge and Senior Quality Manager
Rita Gerson, C.P.A. (Israel), CIA	56	Vice President, Internal Auditor
Roman Kaplan, Ph.D.	64	Vice President, Scientific and Technical Compliance Manager
Hagai Reingold	46	Vice President, API Division
Yoel Shamir	55	Vice President, Pharma Division
Tzvi Tal	61	Vice President, Information Technology, Israel
Yael Stein Doukhan	40	Vice President, Legal Department
Itzik Baruch	48	Vice President, Technical Services

Certain Familial Relationships

Mr. Aalok Shanghvi is the son, and Mr. Sudhir Valia is a brother-in-law, of Mr. Dilip Shanghvi.

Business Experience

Dilip Shanghvi became Chairman of the Board of Directors and of the Nominating Committee in September 2010.  Mr. Shanghvi is also Chairman and Managing Director of Sun Pharma.  Sun Pharma is the fastest growing, most profitable and highest valued pharmaceutical company in India.  Sun Pharma has leadership in 11 specialty therapy areas within India, has 53% of sales coming from international markets and invested over Rs 17 billion in R&D until now.  Mr. Shanghvi’s extensive experience in the pharmaceutical industry includes being Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd., an international pharmaceutical company engaged in research and development of drugs and delivery systems.  In addition, Mr. Shanghvi is also the Chairman of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd. (“Caraco”), a Sun Pharma subsidiary, since 1997.

Aalok Shanghvi became a member of the Board of Directors in September 2010.  Mr. Aalok Shanghvi works as a Manager, Business Development in International Marketing for Sun Pharma.  He also founded PV Powertech Pvt. Ltd., a manufacturer and exporter of photo-voltaic solar panels.  Mr. Aalok Shanghvi earned his Bachelor of Science in Molecular Biology at the University of Michigan.

Sudhir Valia became a member of the Board of Directors of the Company and the Nominating Committee in September 2010.  Mr. Valia joined Sun Pharma as a full-time director since his appointment in April 1994 and is currently responsible for finance, commercial, operations, projects and quality control, among other things.  Prior to joining Sun Pharma, Mr. Valia was a qualified chartered accountant in private practice.  In addition to being on the Board of Directors of a number of companies in Sun’s group, including Sun Pharma Advanced Research Company Ltd., he is also on the Board of Directors of Caraco.

Hasmukh Shah became a member of the Board of Directors, the Audit Committee and Nominating Committee in September 2010.  Mr. Shah has been an independent director of Sun Pharma since March 2001 and is a member of its audit committee.  He has been a partner in a consulting firm, Hasmukh & Associates since March 1999.  Mr. Shah has four decades of experience in senior management, and was formerly the Chairman and Managing Director of Indian Petrochemical Corporation Ltd., as well as the Vice Chairman of GE Capital and advisor to GE in India.  Mr. Shah has had wide experience in various government departments, including as Joint Secretary to the Prime Minister, as Secretary, Post & Telegraph and as Chairman, National Institute of Design, as well as the Institute of Rural Management, Anand and the Gujarat Council of Science & Technology.

Ilan Leviteh became a member of the Board of Directors and of the Audit Committee in September 2010.  Mr. Leviteh served as President and CEO of Makhteshim Agan Industries, Ltd. (TASE: MAIN), a public company traded on the Tel Aviv Stock Exchange, for sixteen years.  Mr. Leviteh has also chaired the boards of directors of LycoRed Ltd., Galam Ltd. and Enzymotec Ltd., among other companies, and served as a director on other public company boards.  Mr. Leviteh received a BSC of Chemical Engineering from the Technion Israeli Institute of Technology.

Ilana Avidov-Mor is a Certified Accountant who became a member of the Board of Directors in December 2010.  She currently serves as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds.  Ms. Avidov-Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), fulfilling various positions between the years 1994 and 2009.  Among these positions, Ms. Avidov-Mor served as Deputy General Manager of the Bank for over a decade, and as Comptroller for eight years.  Between the years 1974 and 1994, Ms. Avidov-Mor worked for Braude & Partners Accountants.  Ms. Avidov-Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and 3 pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank).  Ms. Avidov-Mor is a former General Manager on behalf of Bank Yahav of 4 pension funds owned by the bank.  Ms. Avidov-Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem.

Dan Biran became a member of the Board of Directors in December 2010.  Mr. Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit; Biological Industries Ltd.; Ducart Ltd.; as well as a director of the Board of Directors of Netafim and Enzymotek.  Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems.  Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc.  He also served as an external director of Maachteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992.  Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992.  Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel.

James Kedrowski became Interim Chief Executive Officer of the Company in October 2010 and a member of the Board of Directors of the Company in May 2011.  Mr. Kedrowski has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President, and also in charge of Sun’s North American operations.  Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., where he held increasingly responsible positions including North America Operations Vice President for Alcoa Chemicals.

Michael Kalb, C.P.A. (New York) became Interim Chief Financial Officer of the Company in November 2010.  Mr. Kalb has been GVP, Chief Accounting Officer of the Company since May 2010 and Chief Financial Officer of Taro U.S.A. since June 2009.  Mr. Kalb has over eighteen years of financial and accounting advisory experience.  From June 2004 to June 2009, Mr. Kalb was a Director in the Accounting and Financial Consulting Group of Huron Consulting Group, Inc. (“Huron”).  Mr. Kalb was an integral part of Huron’s advisory team that assisted the Company with the restatement of its financial statements for 2005 and prior years.  Mr. Kalb’s experience also includes over ten years at Ernst & Young, LLP within the Transaction Advisory Services Group and Audit and Assurance Services Group.

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

Hannah Bayer, C.P.A. (Israel) joined our company in 2001 as Vice President and Chief Accounting Officer.  In 2010, she was promoted to Group Vice President, Chief Financial Officer for Israeli Operations.  Ms. Bayer is a Certified Public Accountant in Israel.  From 1999 to 2000, she served as Chief Financial Officer of Omrix Biopharmaceuticals, Ltd.  From 1990 to 1999, Ms. Bayer held several finance positions at Teva Pharmaceutical Industries Ltd.

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

Yael Stein Doukhan joined our company in 2006 as Legal Department Director.  In 2010 Mrs. Stein Doukhan was promoted to Vice President, Legal and is in charge of the Legal Department in Israel.  Prior to joining our company, Mrs. Stein Doukhan practiced law in Israel and the UK for 10 years and holds a bachelor degree in law and Master of Business Administration.  Mrs. Stein Doukhan has been licensed as an attorney in Israel since 1997.

Itzik Baruch joined our Company in 2003 as Taro's Utilities and Maintenance Director. In 2010, Mr. Baruch was promoted to Vice President, Technical Services. Mr. Baruch is responsible for all engineering and maintenance activities and general site services. Prior to joining our Company, Mr. Baruch was employed as Operational Director at BEE and as Maintenance Director at Tnuva as well as other position in the Chemical Industry.  Mr. Baruch received his B.Sc. degree in Mechanical Engineering from the Technion – Israel Institute of Technology in 1992.

B.	COMPENSATION

Our directors, other than Dilip Shanghvi, Aalok Shanghvi and Sudhir Valia, are paid NIS 115,400 per year, linked to the Israeli CPI, for their service as directors.  Dilip Shanghvi is paid $836,200 per year for his service as director and chairman of the board.  Aalok Shanghvi and Sudhir Valia are each paid $538,591 per year for their service as directors.  All of the directors are also paid NIS 3,470, linked to the Israeli CPI, for each board meeting that they attend.  The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We paid an aggregate of $6,906,618 to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended December 31, 2010.  This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated less than $150,000.  In addition, $452,114 was set aside in 2010 to provide all executive officers and directors with pension, retirement or similar benefits.  During 2010, the Company’s executive officers and directors did not receive any options to purchase Taro stock.

As of March 31, 2011, the Company’s executive officers and directors held options to purchase an aggregate of 122,100 ordinary shares, at exercise prices ranging from $4.63 to $68.51 per share, under Taro’s stock option plans, such options have original expiration dates between May 2010 and May 2016. However, since the Company is not current with its SEC filings, current executive officers and directors are ineligible to exercise options, therefore the option exercise date has been extended until such time as Taro is current with its filings, at which time, options that would have expired, must be exercised within 90 days.

C.	BOARD PRACTICES

We are incorporated in Israel and, therefore, we are subject to the provisions of the Israeli Companies Law, in addition to the relevant provisions of U.S. laws.

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

Our Board currently consists of eight directors.  The following members of our Board have been determined to be independent within the meaning of applicable NASDAQ regulations: Hasmukh Shah, Ilan Leviteh, Ilana Avidov-Mor and Dan Biran.

According to our Articles of Association, our Board may neither consist of fewer than five directors nor more than 25 directors.

Our directors, other than our statutory external directors, are elected at annual general meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting.  Directors may also be appointed to fill vacancies, or as additional members of the Board, by an ordinary resolution passed at an extraordinary general meeting of our shareholders.  Likewise, in the event of a vacancy, the Board is empowered to appoint a director to fill such vacancy until the next annual general meeting of shareholders.  A director, other than a statutory external director, holds office until the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

We do not have any contracts with any of our directors that would provide for benefits upon termination of employment.

Statutory External Directors

Qualifications of Statutory External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares, inter alia,  are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public, are required to have at least two statutory external directors.  The Israeli Companies Law provides that a person may not be elected as a statutory external director if the person is a relative of a controlling shareholder and/or the person or the person’s relative (as defined below), partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as a statutory external director, or had, during the two years preceding that date, any affiliation (as defined below) with:

•	our company;
•	any entity controlling our company or relative thereof as of the date of the election; or
•	any entity controlled by our company or under common control with our company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a business or professional relationship even if not maintained on a regular basis (but excluding insignificant relationships), or control of the company, and service as an office holder (as defined below).

Under the Israeli Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child and a  child/brother/sister/parent of such person’s spouse or the spouse of any of the preceding.

The Israeli Companies Law defines the term “office holder” as general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any director or manager that reports directly to the general manager.

The Israeli Companies Law provides that no person can serve as a statutory external director if the person’s other positions or other business creates, or may create, a conflict of interest with the person’s responsibilities as a statutory external director or may otherwise interfere with the person’s ability to serve as a statutory external director.  Until the lapse of two years from termination of office as statutory external director, a company, its controlling shareholder and any entity controlled by the controlling shareholder, may not grant a former statutory external director, his/her spouse or child any benefits, directly or indirectly, including engaging the former statutory external director, his/her spouse or child to serve as an office holder in the company or in any company controlled by the controlling shareholder of the company and cannot employ or receive professional services from that person for consideration, either directly or indirectly, including through a corporation controlled by such former statutory external director.  The same shall apply to a relative, who is not a former statutory external director's spouse or child, for a period of one year from termination of office as statutory external director.

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

Election of Statutory External Directors

Statutory external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) or shareholders who do not have a personal interest in such election present at the meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the election of the statutory external director by the non-controlling shareholders or shareholders who do not have a personal interest in such election does not exceed two percent of the aggregate voting rights in the company.

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

The initial term of a statutory external director is three years and may be extended for two consecutive terms of three years each.  Statutory external directors may be removed from office only by the same percentage of votes as is required for election or by a court, if the statutory external director ceases to meet the statutory qualifications for his or her appointment or if he or she violates his or her duty of loyalty to the company.

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

Ilana Avidov-Mor and Dan Biran currently serve as statutory external directors on the Company’s Board.

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

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised of Board members.  Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director.  Our Board has formed audit, and nominating committees.

Audit Committee

Under the Israeli Companies Law and our Articles of Association, our Board is required to appoint an Audit Committee, comprised of at least three directors including all statutory external directors (at least two), but excluding:

•
the chairman of the board of directors and a director employed by our company, or by the company’s controlling shareholder, directly or indirectly, or who provides services to any of the foregoing on a regular basis and a director whose main livelihood stems from the controlling shareholder; and

•	a controlling shareholder or a relative of a controlling shareholder.

The chairman of the Audit Committee shall be a statutory external director.

A person who is not qualified to serve as a member of the audit committee shall not be present at the committee's meetings and at the time resolutions are adopted thereby, unless such person's participation is required in order to present to the committee a particular matter.

Currently, our Audit Committee consists of the following directors: Dan Biran, Hasmukh Shah and Ilana Avidov-Mor, all of whom have been determined to be independent as defined by the applicable NASDAQ rules and those of the SEC.  Ilana Avidov-Mor and Dan Biran are statutory external directors.  Dan Biran is the chairman of the Audit Committee.

Under the Israeli Companies Law, the roles of the Audit Committee include, among other things, the approval of extraordinary transactions and material actions and transactions that involve conflicts of interests, (including interested party transactions), as described below and examination of flaws in the management of the company’s business, inter alia, in consultation with the internal auditor of the company or with its independent auditors and propose remedial measures to the board of directors.  In accordance with the Sarbanes-Oxley and NASDAQ requirements, our Audit Committee is directly responsible for the appointment, compensation and oversight of our independent auditors.  In addition, the Audit Committee is also responsible for, among other things, assisting the Board in reviewing, and recommending actions to the Board with respect to, our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

 The Audit Committee is also responsible for making proposals to the Board with respect to the compensation of our executive officers.  Thus, the determination, or recommendation for determination, of the compensation of our executive officers is made by a majority of our independent directors (as defined by the applicable NASDAQ rules).

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2010.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended “Communication With Audit Committees” and was provided with the letter required by Rule 3526, “Communication With Audit Committees Concerning Independence," of the PCAOB. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of the Company that the audited consolidated financial statements referred to above be included in this 2010 Annual Report.

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

Audit Committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the Company, or for the provision of compensation arrangement including insurance or indemnity to any office holder who is not a director.

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

Compensation Committee

Under the Israeli Companies Law, compensation arrangements of an office holder (who is not a director) requires the approval of the audit committee and the board, regardless of whether such transaction is an extraordinary transaction.  Such a transaction may be approved by the Compensation Committee of the board, in lieu of the audit committee; to the extent such committee exists and complies with all provisions relating to the audit committee. In addition, in case of an amendment to an existing compensation arrangement, only the audit committee approval will be required, if the audit committee determines that the amendment is not material in relation to the existing arrangement.  The Compensation Committee is responsible for making proposals to the Board with respect to the compensation of employees other than office holders.  The determination or recommendation for determination of the compensation of our office holders is made by the Audit Committee.  Arrangements regarding the compensation of directors require Audit Committee, Board and shareholders’ approval, in such order.  As of March 31, 2011, the Company did not have a Compensation Committee.

Nominating Committee

The Nominating Committee recommends candidates for election to our Board of Directors pursuant to a written charter.  As of March 31, 2011, our Nominating Committee consisted of the following directors:  Dilip Shanghvi, Chairman, Sudhir Valia and Hasmukh Shah.

D.	EMPLOYEES

The following table sets forth the number of full time equivalents as of December 31, 2010* :

December 31, 2010

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	127	36	41	--	1	205
Administration	71	31	48.5	--	2	152.5
Research & Development	13	40	116	--	1	170
Production & Quality Control	--	244	442.5	--	--	686.5
Total	211	351	648	--	4	1,214

The following table sets forth the number of full time equivalents as of December 31, 2009*:

December 31, 2009

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	116	34	42	1	--	193
Administration	87	31	45.5	5	1	169.5
Research & Development	14	42	124	4	2	186
Production & Quality Control	--	224	403.5	22	--	649.5
Total	217	331	615	32	3	1,198

The following table sets forth the number of full time equivalents as of December 31, 2008*:

December 31, 2008

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	115	34	45	1	--	195
Administration	82	27	41.5	6	1	157.5
Research & Development	14	39	119	10	2	184
Production & Quality Control	--	214	334.5	45	--	593.5
Total	211	314	540	62	3	1,130

* In the U.S.A., distribution employees are included in the Sales and Marketing category.

In general, our relationship with our employees is satisfactory.  Since we are members of the Manufacturers Association, certain general collective agreements apply to us.  These agreements concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, pension payments, and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.

Additionally, on April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Collective Bargaining Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees.  The Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term.  The Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances.  In addition, as of May 2006, under a collective agreement signed by the Manufacturers Association, we are obligated to contribute to a pension plan amounts equal to a certain percentage of the employees’ wages, for all employees, and Section 14 of the Severance Pay Law applies to most of our employees.  We are complying with these obligations.  We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or the Managers’ Insurance.  These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment.  Each employee contributes an amount equal to 5%-7% of their salary.  The Company contributes an additional sum of between 5% and 7.5% of the employee’s salary.  Under Section 14 of the Severance Pay Law, in the event of dismissal, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay.  In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance.  The payments to the National Insurance Institute are approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.2% and we contribute approximately 5.7%.

 E.    SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of March 31, 2011.  The percentage of ownership is based on 44,507,432 ordinary shares outstanding as of March 31, 2011.  Ordinary shares subject to options currently exercisable, or exercisable within 60 days of March 31, 2011, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

		Percentage of
	Number of	Outstanding Ordinary
Name	Ordinary Shares	Shares
Dilip Shanghvi (1)	-	0.00%
Aalok Shanghvi	-	0.00%
Sudhir Valia	-	0.00%
Hasmukh Shah	-	0.00%
Ilan Leviteh	-	0.00%
Ilana Avidov-Mor	-	0.00%
Dan Biran	-	0.00%
James Kedrowski	-	0.00%
Michael Kalb, C.P.A. (New York)	-	0.00%
Zahava Rafalowicz	*	*
Hannah Bayer, C.P.A. (Israel)	*	*
Rami Zajicek, Esq.	-	0.00%
Mariana Bacalu	-	0.00%
Yohanan Dichter	*	*
Rita Gerson, C.P.A. (Israel), CIA	-	0.00%
Roman Kaplan, Ph.D.	-	0.00%
Hagai Reingold	-	0.00%
Yoel Shamir	*	*
Tzvi Tal	*	*
Yael Stein Doukhan	-	0.00%
Itzik Baruch	-	0.00%
Total for all directors and officers (21 persons) listed above, as a group	*	*

* Less than 1%

The following table sets forth certain information regarding the ownership of our founders’ shares by our directors and officers as of March 31, 2011.  The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2011.

		Percentage of
	Number of	Outstanding Founders’
Name	Founders’ Shares	Shares
Alkaloida (2)	2,600	100.00%
____________________

(1)	Dilip Shanghvi, as the chairman of the board of directors of Sun Pharma, controls Sun. As of March 31, 2011, Sun owned 66.3% of Taro’s outstanding ordinary shares.
(2)
Alkaloida, a subsidiary of Sun, owns all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding.

As of March 31, 2011, the directors and executive officers listed above, as a group, held options to purchase 122,100 of our ordinary shares at exercise prices ranging from $4.63 to $68.51, such options have original expiration dates between May 2010 and May 2016. However, since the Company is not current with its SEC filings, current executive officers and directors are ineligible to exercise options, therefore the option exercise date has been extended until such time as Taro is current with its filings, at which time, options that would have expired, must be exercised within 90 days.

Stock Option Plans

From time to time, we have granted options to purchase our ordinary shares.  As of March 31, 2011, there were 435,705 options outstanding to acquire our ordinary shares.

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

All key employees, consultants to us, and our directors, including officers and directors who are key employees, other than the optionees, and members of our Plan Committee, as defined in the 1991 Stock Incentive Plan, were eligible to participate in the 1991 Stock Incentive Plan.  However, ISOs may only be granted to employees, including officers and directors who are employees.  Under the plan, directors, excluding Identified Public Directors who are not our employees or Outside Directors, both as defined in the 1991 Stock Incentive Plan, are granted, on the date that such individual is initially elected a director, a one-time non-qualified option to purchase 4,000 ordinary shares (the “Initial Outside Director Award”).

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

As of March 31, 2011, 11,325 ordinary shares were subject to outstanding options.  Of such options, none were held by executive officers; none were held by directors who are not executive officers; and 11,325 (at an average exercise price of $2.47 per share) were held by other persons.  None of such options was an SAR.  As of December 31, 2010, the Company’s ability to issue additional options under the 1991 Stock Incentive Plan has been terminated.  The Company issues new shares to employees and associates exercising their stock options.

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

As of March 31, 2011, 424,380 ordinary shares were subject to outstanding options.  Of such options, 122,100 (at an average exercise price of $28.61 per share) were held by executive officers; none were held by directors who are not executive officers; and 302,280 (at an average exercise price of $32.66 per share) were held by other persons.  None of such options was an SAR.  As of December 31, 2010, the Company’s ability to issue additional options under the 1999 Stock Incentive Plan has been terminated.  The Company issues new shares to employees and directors exercising their stock options.

2000 Employee Stock Purchase Plan

Our 2000 Employee Stock Purchase Plan was adopted by our Board on May 3, 2000, and was approved at an extraordinary general meeting of our shareholders held on May 2, 2001.  The purpose of the 2000 Employee Stock Purchase Plan is to provide our employees and those of certain subsidiaries designated by our Board with an opportunity to purchase our ordinary shares.

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

As of March 31, 2011, approximately $4,465 worth of ordinary shares has been purchased through the 2000 Employee Stock Purchase Plan at a weighted-average purchase price of $7.73.  The 2000 Employee Stock Purchase Plan was terminated in 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2011, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares.  Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares.  Percentage ownership is based on 44,507,432 ordinary shares outstanding as of March 31, 2011.

	Ordinary Shares	Percent of Ordinary
Name	Beneficially Owned	Shares Outstanding
Sun (1)	29,497,933	66.3%

The significant changes in percentage ownership held by the aforementioned major shareholders from March 31, 2008 to March 31, 2011 are as follows:

Change in
Name	Percentage Ownership
Sun	22.0% Increase

(1)  As reported on the Schedule 13D/A filed by Sun on January 19, 2011.

Founders’ Shares

At the formation of our company in 1959, two classes of shares were created, founders’ shares and ordinary shares.  One-third of the voting power of all of our voting shares is allocated to the founders’ shares.  Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2011, Sun controls approximately 77.5% of the voting power in our Company by reason of their (i) beneficial ownership of an aggregate of approximately 66.3% of our ordinary shares and (ii) ownership of the founders’ shares, which constitute one-third of the voting power of our shares.

B.	RELATED PARTY TRANSACTIONS

For related party transactions as of March 31, 2011, see Item 5 - “Recent Developments” for a discussion of the Merger Agreement between the Company and Sun.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2010 Annual Report, beginning on page F-1.

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

Legal Actions Commenced by the Company

Company’s Lawsuit related to Special Tender Offer

On May 28, 2008, the Company terminated the Merger Agreement.  On the same day, the Company and its directors other than the members of the Levitt and Moros families (the “Independent Directors”) brought a lawsuit against Sun in the District Court seeking a declaratory judgment that, under the Israeli Companies Law, Sun could not purchase, or offer to purchase, additional ordinary shares representing more than 45% of the total voting power of the Company, other than by means of a “Special Tender Offer” pursuant to the Israeli Companies Law.  On June 30, 2008, Sun commenced the Sun Offer, but did not comply with the Special Tender Offer rules.  On August 26, 2008, the District Court ruled that Sun was not required to comply with the Special Tender Offer rules.  On August 28, 2008, the Company and its Independent Directors filed an appeal to the Israeli Supreme Court and requested an injunction barring Sun from acquiring more than 45% of the Company’s voting power during the pendency of the appeal.  On September 1, 2008, the Israeli Supreme Court granted the injunction.  On September 7, 2010, the Israeli Supreme Court denied the Company’s appeal and ordered the revocation of the temporary injunction which had prohibited the closing of the Sun Offer.

Company’s Lawsuit related to Sun’s Failure to Disclose Information in the Sun Offer

On September 29, 2009, the Company filed a lawsuit against Sun Pharma and certain of its affiliates in the United States District Court for the Southern District of New York alleging, among other things, violations of the federal securities laws for failing to disclose material information in the Sun Offer.  On October 1, 2010, the Court entered a So-ordered Stipulation of Dismissal without prejudice which ended the matter in its entirety and dismissed all pending motions as moot.

Company’s Lawsuit related to Ireland

On June 15, 2008, the Company brought a lawsuit in the District Court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations.  This is legacy litigation from the change in control of the Company in September 2010, and the lawsuit, at this time, is dormant.

Company’s Lawsuits related to Ovide® (malathion) Lotion

On July 27, 2009, the Company filed a lawsuit against Synerx Pharma, LLC, DPT Laboratories, Ltd. and Karalex Pharma, LLC (a subsidiary of Eagle Pharmaceuticals, Inc.) in the United States District Court for New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  The suit alleges that the defendants’ generic malathion lotion, 0.5%, directly or indirectly infringes on Taro’s patent.  This matter was settled in early 2011 with no material impact on the Company’s financial position.

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of  New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  The suit alleges that Suven's abbreviated new drug application seeking approval from the FDA to sell its own malathion lotion infringes Taro's patent.

Legal Actions by Certain Shareholders

Templeton’s Lawsuits related to Proposed Merger with Sun

Between May and August 2007, Templeton filed three motions in the District Court related to the transactions contemplated by the Share Purchase and Merger Agreements.  All of these lawsuits were dismissed by the District Court.  Templeton filed an appeal with the Israeli Supreme Court with respect to one of the suits that was dismissed.  On November 15, 2010, the Supreme Court dismissed Templeton’s appeal.

Sun’s Lawsuit related to Termination of Merger Agreement and Enforcement of the Option Agreement

On June 25, 2008, Sun filed a lawsuit in New York State Court against, among others, the Company and all of its directors.  The lawsuit addressed matters related to the termination of the Merger Agreement and alleged breach of the Option Agreement by defendants.  On September 29, 2010, Sun discontinued this action against all defendants.

Sun’s Lawsuit related to the Issuance of Audited Financial Statements

On May 14, 2009, Sun Pharma and Alkaloida brought a lawsuit against the Company and its directors at the time in the District Court related to the issuance of audited financial statements for the years 2006 and thereafter.  Upon Sun Pharma and Alkaloida’s motion, the Court dismissed all claims on October 10, 2010.

Sun’s litigation relating to the Company’s engagement of Guggenheim Securities, LLC (“Guggenheim”)

On July 27, 2010, certain affiliates of Sun Pharma that hold shares in the Company filed an originating motion against the Company with the Haifa District Court requesting a declaratory ruling related to the engagement of Guggenheim by the Company.  Upon Sun Pharma’s affiliates’ motion, on October 10, 2010, the District Court dismissed all claims against the Company.

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

On December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003.  The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is more likely than not.

Other Legal Actions

On November 10, 2004, the Company was sued in the Superior Court of New Jersey in Atlantic County along with other defendants in a purported class action lawsuit for alleged personal injuries related to defendants’ sale of amiodarone.  On June 9, 2010, the class action case was dismissed with prejudice, with a window of 150 days for individual claimants to file lawsuits.  Only one suit was commenced against the Company.  In early 2011, an agreement to resolve this matter was reached which will have no material impact on the Company’s financial position.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as result of their military service which included diving in the Kishon River near Haifa Bay.  In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits.  The hearing of the lawsuits was consolidated with the hearing of another lawsuit filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River.  The proceedings are currently in different stages, during which the parties present the evidence in the cases to the court.

On April 28, 2008, the Company agreed to pay $10,000, of which $7,000 was to be provided by its insurance company, as part of a settlement with plaintiffs in a class action suit, Zwickel v. Taro Pharmaceutical Industries Ltd., 04-CV-5969 (S.D.N.Y.). The legal proceedings were initially filed in 2004, and a consolidated amended complaint was filed in 2007, against the Company and certain current and former officers and directors alleging claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.  On October 26, 2009, the Company fulfilled its obligation as per the terms of the settlement agreement and the Company’s insurer paid its respective settlement amount as well.

On March 7, 2011, the Company was sued by Blackstone in the Supreme Court of the State of New York, County of New York.  The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company.  Blackstone seeks $6.3 million in fees and expenses.  The proceedings are in the very early stages and the Company denies liability in the matter.

     Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B.	SIGNIFICANT CHANGES

No significant change has occurred since the date of our consolidated financial statements included in this 2010 Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

On December 13, 2006, as a result of our late filing, our ordinary shares were de-listed from the NASDAQ Global Select Market and are now quoted on the Pink Sheets under the symbol “TAROF”.  The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NASDAQ Global Select Market and the Pink Sheets, as applicable, during the last five years as of the end of the reporting period of this 2010 Annual Report:

	High	Low
2006	$16.97	$9.64
2007	$10.30	$5.75
2008	$10.80	$7.25
2009	$9.94	$8.10
2010	$14.50	$9.30

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2010 Annual Report, and any subsequent period:

	High	Low
First Quarter 2009	$9.94	$8.10
Second Quarter 2009	$9.25	$8.43
Third Quarter 2009	$9.20	$8.50
Fourth Quarter 2009	$9.55	$8.50

First Quarter 2010	$13.50	$9.30
Second Quarter 2010	$14.15	$13.00
Third Quarter 2010	$13.00	$11.00
Fourth Quarter 2010	$14.50	$10.72

First Quarter 2011	$14.78	$14.10

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets during the last six months:

	High	Low
Dec-10	$14.50	$13.65
Jan-11	$14.78	$14.35
Feb-11	$14.75	$14.10
Mar-11	$14.39	$14.11
Apr-11	$14.65	$14.23
May-11	$19.50	$14.85

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares have been traded in the over-the-counter market in the United States since 1961.  Our ordinary shares were first registered for trading on NASDAQ in 1982.  Our ordinary shares first became quoted on the NASDAQ National Market in 1993 under the symbol “TARO.”  On July 1, 2006, the NASDAQ National Market was renamed the NASDAQ Global Market and our ordinary shares became quoted on the NASDAQ Global Select Market, a segment of the NASDAQ Global Market.  On December 13, 2006, our ordinary shares were de-listed from the NASDAQ Global Select Market and are now quoted on the Pink Sheets under the symbol “TAROF.”  There is no non-United States trading market for our ordinary shares.

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

Compensation for Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors require the approval of the audit committee, the board of directors and the shareholders approval, in that order, except where the companies regulations adopted under the Israeli Companies Law provide for certain easements from such requirements.  Arrangements as to compensation of a public company’s office holders who are not directors require the approval of the audit committee and the board of directors in that order as detailed above in Approval of Interested Party Transactions.

Disclosure of Personal Interest of an Office Holder

The Company’s Articles of Association provide that a director must disclose his interest in a contract or arrangement at the meeting of the Board of Directors at which such contract or arrangement is first taken into consideration.  The Israeli Companies Law requires that an office holder (including a director) or a controlling shareholder who is aware that he or she has a personal interest in connection with any existing or proposed transaction by the company, promptly disclose to the company the nature of any personal interest that he or she may have, including all related material information or documents known to him or her.  “Personal Interest”, as defined by the Israeli Companies Law, includes an interest of any person in an act or transaction of the company, including interest of his relative or of a corporate body in which such person  or his relative is either a holder of 5% or more of the corporate body shares or voting power, is a director or a general manager, or is entitled to appoint at least one director or the general manager and including the personal interest of a person voting by a proxy granted to him/her by another person, even if the person so granting the proxy does not have a personal interest in the transaction.  In addition, the vote of a person who was granted a proxy from another person who has a personal interest shall be deemed the vote of a person having a personal interest, regardless of whether the proxy holder has discretion on how to vote.  Personal Interest does not apply to an interest stemming merely from the fact that the person is also a shareholder in the company.  In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.  An extraordinary transaction is a transaction other than in the ordinary course of business, other than according to prevailing market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee (unless in circumstances of non extraordinary transactions), may not be present at this meeting, unless the chairman of the audit committee or the chairman of the board of directors determined that the participation of such director is required in order to present the transaction.  A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not vote on this matter, unless a majority of the members of the board of directors or such committee, as the case may be, has a personal interest in the matter, in which case shareholder approval is also required.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private offering in which the controlling shareholder has a personal interest, and the engagement of a controlling shareholder or his or her relative with a public company, as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order.  The shareholder approval must be by a majority of the votes cast at the meeting, whether in person or by proxy, provided that:

•	the majority includes at least the majority of the total votes of the non-controlling shareholders, or anyone voting on their behalf present at the meeting in person or by proxy; or
•	the total number of votes of the shareholders mentioned above that are voted against the transaction does not exceed two percent (2%) of the voting rights in the company.

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

Duties of Shareholders

Under the Israeli Companies Law, each and every shareholder has a duty to act in good faith and in an acceptable manner in exercising his, her or its rights and fulfilling his, her, or its obligations towards the company and other shareholders and to refrain from abusing his, her or its power, such as in voting in the general meeting of shareholders and/or in a meeting of a different class of shares, on the following matters:

•	any amendment to the articles of association;
•	an increase of the authorized share capital;
•	a merger; or

•	the approval of actions of office holders in breach of their duty of loyalty and of interested party transactions.

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

These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval (confirming that the purchaser would become a holder of 25% or more, or 45% or more, of the voting power in the company, unless there is already a holder of 25% or more or 45% or more, respectively, of the voting power in the company), (2) was from a holder of 25% or more of the voting power in the company which resulted in the acquirer becoming a holder of 25% or more of the voting power in the company, or (3) was from a holder of 45% or more of the voting power in the company which resulted in the acquirer becoming a holder of 45% or more of the voting power in the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of any acquisition of shares, the acquirer will hold more than 90% of the company’s issued and outstanding share capital or of a class of shares, the acquisition may not be made other than through a tender offer to acquire all of the shares or all of the shares of such class.  If the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company or of a class of shares, and a majority of the shareholders offered such tender who do not have a personal interest in receipt of such tender accepted such tender, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  If the dissenting shareholders hold 5% or more of the issued and outstanding share capital of the company or of a class of shares, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of a class of shares.  Shareholders may petition the court to alter the consideration for the acquisition to reflect a fair value.  Such petition may be submitted within 6 months from the date the tender offer has been accepted.

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

•	a breach of the office holder’s duty of care to the company or to another person;
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

Indemnification of Office Holders

Subject to the provisions of the Israeli Companies Law, our Articles of Association provide that we may indemnify any of our office holders, in advance and retroactively, against the following liabilities imposed or expenses incurred on the office holder with respect to an act performed in the capacity of an office holder:

•	a monetary obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by the court;
•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder due to an investigation or a proceeding instituted against him or her by an authority competent to administer such an investigation or proceeding that was either finalized without the filing of an indictment (as defined in the Israeli Companies Law) against him or her and “without any monetary obligation imposed in lieu of criminal proceedings” (as defined in the Israeli Companies Law) or finalized “without the filing of an indictment” against him or her with a “monetary obligation imposed in lieu of criminal proceedings” relating to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or that are instituted on our behalf or by another person or a criminal charge from which he or she is acquitted, or a criminal charge in which he or she is convicted of an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, indemnification in advance in respect to monetary liabilities to third parties are limited to those events which, in the opinion of the board of directors, are to be expected in light of the company’s actual activities when the indemnification is granted and to a sum or a standard which the board of directors determines that are reasonable in the circumstances.

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

•	a breach by the office holder of his or her duty of care which was committed intentionally or recklessly, except when it was committed solely by negligence;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine or forfeiture imposed against the office holder.

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

C.  MATERIAL CONTRACTS

During the two years preceding the date of this 2010 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than as set out below and contracts entered into in the ordinary course of business.

Warrant Instrument

The Company issued on May 18, 2007, a warrant instrument, pursuant to the Share Purchase Agreement, under which it granted Sun Pharma, or a permitted transferee of Sun Pharma, the right to purchase up to 7,500,000 ordinary shares of the Company at an exercise price per share of $6.00 (the “Warrant Shares”).  The Warrant Shares can be acquired during a period of three years commencing as of May 18, 2007.  The warrant instrument contains provisions to adjust the exercise price and the number of Warrant Shares to be acquired under the warrant instrument.

As part of court proceedings initiated against the Company by Templeton, the Company, Sun and Templeton agreed to temporarily decrease the number of Warrant Shares that can be acquired by Sun under the warrant instrument to 6,787,500 ordinary shares.

On August 2, 2007, Sun Pharma exercised a portion of its warrants in favor of Alkaloida, as assignee, and purchased 3,000,000 additional shares at an exercise price of $6.00 per share, or $18,000,000.

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

After the litigation between the Company and Sun ceased, Sun Pharma exercised additional portions of its warrant in favor of Alkaloida.  Pursuant to the warrant, Alkaloida acquired the following shares at an exercise price of $6.00 per ordinary share, or a total of $31,275,000: (1) 3,712,500 ordinary shares of the Company on September 24, 2010, (2) 75,000 ordinary shares of the Company on September 27, 2010 and (3) 1,425,000 on January 18, 2011.

Quinnova Agreements

In June 2009, Taro and Quinnova Pharmaceuticals, Inc. (“Quinnova”) entered into an agreement to co-promote “Neosalus” and “Cleanse & Treat” (the “Co-Promote Products”) in the United States.  Until the expiration of the agreement in September 2010, Taro’s branded division, TaroPharma®, and Quinnova were engaged in the coordinated marketing of the Co-Promote Products.  This agreement has been terminated upon mutual agreement of the parties.

In May 2010, Taro and Quinnova entered into an agreement to co-promote Taro’s Topicort and desoximetasone products.  Under the terms of the arrangement, Taro manufactures and Quinnova co-promotes the products.  This agreement has been terminated upon mutual agreement of the parties.

Glenmark Agreement

In May 2010, Taro and Glenmark Generics Inc., USA, a wholly owned subsidiary of Glenmark Generics Ltd., India (“Glenmark”), entered into an exclusive license and supply agreement for a branded product.  Glenmark Generics Inc., USA will manufacture the product and Taro will distribute the product to customers.  Taro paid an up-front payment for distribution rights and an additional amount upon the first shipment to customers.  Taro will also pay royalties based on the amounts of sales to its customers.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on their taxable income.  The corporate tax rate for the tax years 2010 and 2011 was 25% and 24%, respectively.  Such rate is scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended on April 1, 2005 (the “2005 Amendment”) and as of January 1, 2011 (the “2011 Amendment”).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment.  Similarly, the 2011 Amendment introduces new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment.  However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or instead may elect to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to the 2005 Amendment and 2011 Amendment as well as the relevant changes contained in such amendments.

Tax Benefits Before the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits.  A company that wished to receive benefits had to receive an approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”).  Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.  The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.  Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

An Approved Enterprise was entitled to receive a grant from the government of Israel.  Taxable income derived from an Approved Enterprise under the Investment Law grants program during the benefits period is subject to tax at the maximum rate of 10%-25%, depending on the extent of foreign investment in the company.  These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center). However, the period of benefits may in no event exceed the lesser of twelve years from the year in which the production commenced (as determined by the Investment Center) or fourteen years from the year of receipt of Approved Enterprise status, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments is approved, the company’s effective tax rate reflects a weighted combination of the applicable rates.

A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an alternative package of tax benefits (the “Alternative Benefits Program”).  Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise is exempt from Corporate Tax for a period of between two and ten years, beginning with the first year the company derives taxable income under the program after the commencement of production, depending on the geographic location of the Approved Enterprise within Israel (the “Exemption Period”).  After the Exemption Period the company will be eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

The tax benefits under the Investment Law also apply to a company’s income that is generated from (i) the grant of a right of use with respect to know-how developed by the Approved Enterprise, (ii) income generated from royalties and (iii) income derived from a service which is ancillary to such right of use or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.  The tax benefits under the Investment Law are generally not available with respect to income derived from products manufactured outside of Israel.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC).  An FIC that is eligible for benefits is essentially a “Foreign Investment Company” that holds an Approved Enterprise.  The determination as to whether or not a company qualifies as an FIC is made on an annual basis.  An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%.  If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The following table sets forth the tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program.

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty.  This withholding tax is deductible at source by the company.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter.  After such period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty.  In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.  Under the Investment Law, a company that has participated in an Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends.  In addition, a company that pays a dividend out of tax-exempt income generated by its Approved Enterprise will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate which would have been applicable to such income had such income not been exempted from tax under the Investment Law.  This rate generally ranges from 10% to 25%, depending on the extent of non-Israeli shareholdings in the company.  We have elected to use the Alternative Benefits Program, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

The entitlement to the above benefits is based upon the fulfillment of the conditions stipulated by the law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise.  In the event of failure to comply with these conditions, the company is required to refund the amount of tax benefits, plus a Consumer Price Index (CPI) linkage adjustment and interest.

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits.  We have received four approvals granting us a package of benefits, subject to compliance with applicable requirements.  Under the first approval, our undistributed income derived from one Approved Enterprise was exempt from Corporate Tax for a period of four years from 2001, and was eligible for a reduced tax rate of between 10% and 25% for an additional two years.  Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from Corporate Tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of 10% to 25% for an additional eight years.  The benefits pursuant to the first two approvals have expired.  Under the third approval (benefit period starting 2003), our undistributed income was exempt from Corporate Tax for a period of two years following implementation of the plan and we will be eligible for a reduced tax rate of between 10% and 25% for an additional thirteen years thereafter.  All of these programs are subject to the time limits imposed by the Investment Law and based upon the level of foreign ownership in the company in each tax year.  To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%.  We currently exceed this level but there can be no assurance that we will be able to reach or maintain this level of foreign ownership for each subsequent year.  Under  an additional Approved Enterprise program submitted for (benefit period starting 2007), our undistributed income, derived from this approval, will be exempt from Corporate Tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter.  As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli Corporate Tax rate.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment includes revisions to the criteria for investments qualified to receive tax benefits.  This amendment applies to new investment programs and investment programs commencing in 2004 and thereafter, but does not apply to investment programs approved prior to March 31, 2005.  However, the 2005 Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval.  The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval.  Furthermore, the Investment Center will continue to grant Approved Enterprise status to qualifying investments.  However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions that generally require that at least 25% of the Approved Enterprise’s income will be derived from export.

Pursuant to the 2005 Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits Program, and therefore such companies need not apply to the Investment Center for this purpose.  Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment (a “Benefited Enterprise”).  Companies may, at their discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the ITA regarding their eligibility for benefits under the 2005 Amendment.  The Investment Law includes provisions attempting to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million people.  In order to receive the tax benefits, the amendment states that the company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set out in the amendment for tax benefits and that exceeds a minimum amount specified in the Investment Law.  Such investment allows the company to receive Benefited Enterprise status and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”).  Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates.  In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount or certain percentage of the company’s production assets, determined as of the end of the year before the expansion.

The duration of tax benefits is subject to a limitation of seven to ten years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company had derived income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election.  The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to the company:

●
Similar to the currently available Alternative Benefits Program, exemption from Corporate Tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced Corporate Tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax Exemption Period, such income will be subject to Corporate Tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that may be distributed.  The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

●
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay Corporate Tax at the rate of 11.5% on income of the Benefited Enterprise.  The benefits period is ten years.  Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

The Investment Law also provides that a Benefited Enterprise is entitled to accelerated depreciation on its property and equipment.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations.  If a company does not meet these conditions, then it may be required to refund the amount of tax benefits, together with the CPI linkage adjustment and interest, or other monetary penalty.

The Company notified the Israeli Tax Authorities within 12 months of the end of 2010 that its facilities meet the criteria for tax benefits set out by the 2005 Amendment.  The Company will be exempt from Corporate Tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter.  There can be no assurance that we will attain approval for additional tax benefits under the 2005 Amendment, or receive approval for any Approved Enterprises in the future.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and instead introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and limited partnership referenced in clauses (i) and (ii), have, among other things, Preferred Enterprise status and are controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%.  Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively.  Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.  However, if such dividends are paid to an Israeli company, no tax will be withheld.

Furthermore, the 2011 Amendment provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an Approved or Benefited Enterprise that was accrued during the benefits period according to the Investment Law prior to its amendment, if the company distributing the dividend notifies the Israeli Tax Authority by June 30, 2015 that it is applying the provisions of the 2011 Amendment and the dividend is distributed after the date of the notice.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise that chose to receive grants before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while, provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an Alternative Benefits Program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.  We have evaluated the likely effect of these provisions of the 2011 Amendment and, may file a request to apply the new benefits under the 2011 Amendment.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”) provides several tax benefits for Industrial Companies.  An Industrial Company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year (exclusive of income from specified government loans), is derived from an Industrial Enterprise owned by it.  An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to a number of Corporate Tax benefits, including:

●
Deduction of the cost of purchase of patents or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

●	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
●	Accelerated depreciation rates on equipment and buildings; and
●	A straight-line deduction of expenses related to a public offering over a three-year period.

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

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  We cannot assure you that the ITA will agree that we qualify, or, if we qualify, that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

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

Royalties to the Chief Scientist as a percentage of grant
Extent of manufacturing
volume outside of Israel
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

Taxation of Non-Resident Holders of our Ordinary Shares

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-residents of Israel (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% (25% if the dividend recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period), unless a reduced rate is provided under an applicable tax treaty.  A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation.  “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.  However, distribution of dividends from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise is subject to Israeli income tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.  Furthermore, dividends paid from income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15%.  We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.  If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  U.S. residents who are subject to the Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-resident of Israel who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares in an Israeli corporation publicly traded on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering.  However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is both a U.S. resident (for purposes of that treaty) holding the ordinary shares as a capital asset and entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless either (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year; or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gain arising from such sale, exchange or disposition is attributable to a permanent establishment of the Treaty U.S. Resident located in Israel.  In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  Any such change could materially affect the continued validity of this discussion and the tax consequences described herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;
•	are certain former citizens or long-term residents of the U.S.;
•	are persons subject to the alternative minimum tax;

•	have elected mark-to-market accounting;
•	are tax-exempt organizations;
•	are financial institutions or financial services entities;
•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;
•	own directly, indirectly or by attribution at least 10% of our voting power;
•	have a functional currency that is not the United States dollar;
•	are carrying on a trade or business in Israel through a permanent establishment; or
•	acquire ordinary shares as compensation.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years of  2011 and 2012, dividends may constitute qualified dividend income eligible to be taxed at the preferential rate applicable to long-term capital gains (currently a maximum rate of 15%), provided that (1) (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service (“IRS”), to be satisfactory, (2) we are not a passive foreign investment company (“PFIC”) (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) the following holding period requirements are met: (i) the U.S. Holder held the ordinary shares with respect to which the dividend was paid for at least 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); and (ii) to the extent that the U.S. Holder is under no obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary shares with respect to which the dividend is paid.  While the IRS has ruled that shares that are listed on the NASDAQ Stock Market are readily tradable on an established securities market in the United States, as our ordinary shares were until they were delisted effective December 13, 2006, it has ruled that shares traded on the Pink Sheets are not readily tradable on an established securities market in the United States.  Even though our shares are traded on the Pink Sheets, we believe  the requirements of (1(b) and (2) are met, and therefore dividends on our shares would qualify as qualified dividend income so long as a U.S. Holder met requirement (3). Unless the reduced rate provision is extended or made permanent or other changes are made by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates.

You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability.  The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income.  Distributions by us of our current or accumulated earnings and profits will generally be foreign source passive income for United States foreign tax credit purposes; however, if the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the United States foreign tax credit limitation will be reduced.  In addition, special rules would apply if we were a United States-owned foreign corporation, which we believe we are not. If we were a United States-owned foreign corporation, distributions of our current or accumulated earnings and profits will be treated as United States source and foreign source income in proportion to our earnings and profits in the year of the distribution allocable to United States and foreign sources.  We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons.  U.S. Holders who are entitled to the benefits of the U.S.–Israel Tax Treaty may elect to credit Israeli withholding taxes allocable to the portion of our distributions treated as from United States sources under these rules against their United States federal income tax liability on such portion.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale or exchange of ordinary shares, a U.S. Holder will recognize a capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the ordinary shares, which is usually the cost of such shares in United States dollars, and the amount realized on the disposition in United States dollars.  A capital gain from the sale or exchange of ordinary shares held more than one year is a long-term capital gain, and is eligible for a maximum 15% rate of taxation for individuals and other non-corporate taxpayers for a holding period ending in taxable years beginning before January 1, 2013 and a maximum rate of 20% thereafter.  Gains and losses recognized by a U.S. Holder on a sale or exchange of ordinary shares normally will be treated as United States source income or loss for United States foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations.

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

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a QEF in the first taxable year in which the U.S. Holder owns ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements.  Instead, a shareholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as a long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  We have agreed to supply U.S. Holders with the information needed to report income and gains pursuant to a QEF election in the event we are classified as a PFIC.  The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS.  A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS Service Center in Ogden, Utah.  Even if a QEF election is not made, a shareholder in a PFIC who is a United States person and who recognizes gain on a direct or indirect disposition of PFIC stock or receives direct or indirect distributions from a PFIC must file a completed IRS Form 8621 every year.  If a QEF election is made after the first taxable year in which a U.S. Holder holds our ordinary shares and we are a PFIC, then special rules would apply.

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

In 2010, 78% of our revenue was generated in United States dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the United States dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into United States dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-United States dollar revenues, the effects of currency fluctuations on consolidated net revenues and operating income were not significant in 2010.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated in U.S. dollars.  These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under GAAP.  We do not hedge this risk as it does not impact our net cash flows.  A 10% change in the exchange rate between the U.S. dollar and the Canadian Dollar would reduce pre-tax income by approximately $7.4 million based on the December 31, 2010 U.S. dollar to Canadian Dollar exchange rate.

Debt Denominated in NIS and Related Hedges

We have debt denominated in NIS that exposes us to foreign exchange rate risk.  We have economically hedged the foreign exchange rate risk by entering into cross-currency swaps, which converts our debt payments into U.S. dollars.  We do not account for these derivatives as hedges and are therefore subject to earnings volatility from fluctuations in the fair value of these cross-currency swaps.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates mainly to our long-term debt incurred to purchase fixed assets.  Our interest expenses are primarily sensitive to LIBOR and CPI as most of our long-term debt bears a LIBOR or CPI-linked interest rate.  Taro U.S.A. has an interest rate swap in place as of December 31, 2010, which converts a variable rate mortgage to fixed rate.  We do not use hedge accounting for this interest rate swap and are therefore subject to earnings volatility due to fluctuations in the fair value of this interest rate swap.  We paid $0.3 million to terminate the 2005 swap effective as of November 28, 2008 and recorded a $0.2 million loss within financial expenses, net for year ended December 31, 2008.  As of December 31, 2010, $53.4 million of our outstanding debt bears an average interest rate of 4.61%.  Of the $53.4 million, only $51.8 million is exposed to interest rate fluctuation.  Consequently, each 0.25% increase in interest rates will reduce pretax income by $0.1 million.

Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

The Company manages its exposure to debt obligations denominated in currencies other than its functional currency by opportunistically using cross-currency swaps to convert its foreign currency debt payments into its functional currency.  These cross-currency swaps are not designated as hedges and changes in fair value of these derivatives are reflected in earnings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.  Disclosure Controls and Procedures.

An evaluation was performed by our Management, under the supervision and with the participation of our Interim Chief Executive Officer (the “Interim Chief Executive Officer”) and our Interim Chief Financial Officer (the “Interim Chief Financial Officer”), of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010.  Based on that evaluation, we have concluded that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2010, as a result of the material weaknesses in our internal control over financial reporting that existed as of year-end 2010, as described below.

b.  Management’s Annual Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of Management, including our Interim Chief Executive Officer and our Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

     Based on our evaluation, Management concluded that our internal control over financial reporting was ineffective and that a material weakness existed in our internal control over financial reporting as of year-end 2010, as described below.  In addition, our independent registered public accounting firm, BDO Ziv Haft, expressed an adverse opinion on our internal control over financial reporting because of such material weaknesses.

During 2010, we did not maintain effective controls over our financial reporting closing process.  This material weakness resulted from the fact that we did not have adequate systems and processes to adequately support our financial reporting and period-end closing procedures, including the estimation of certain reserves.  While remediation efforts occurred in this area, not all material weaknesses and significant deficiencies were completely remediated or controls designed were not operating effectively for a sufficient period of time to be deemed effective as of December 31, 2010.  Also, since 2007, we have focused a significant amount of time and resources on issuing our past due audited financial statements.  Over the 15 month period from March 2010 to May 2011, the Company issued its audited financial statements for years 2006 (including a restatement of 2005, 2004 and prior), 2007, 2008, 2009 and 2010.

Additionally, while we made significant improvements, we continued, during 2010, to experience significant turnover in our accounting and finance personnel and needed to issue several years of audited financial statements, as mentioned above.

The following is a summary of our material weaknesses as of December 31, 2010:

Financial Reporting Closing Process

We did not have the time or resources to fully design, establish and maintain effective documented GAAP compliant financial accounting policies and procedures, primarily related to those for:

●	estimating certain accounts receivable reserves and sales deductions including rebates and other sales deductions;
●	significant, complex and non-routine transactions, including the area of taxation and certain other accounting items described below; and
●
ensuring adequate preparation, timely review and documented approval of account reconciliations, journal entries, both recurring and non-recurring and certain information primarily in the form of spreadsheets that supports our financial reporting process, and consistent communication among the various finance and non-finance organizations across the Company on the terms of our commercial arrangements.

Remediation Steps

We have updated or revised the Company’s accounting policies and procedures, and in some cases implemented new policies and procedures. However, we still need to:

●	formalize the documentation and fully implement the procedures created on a timely basis; and
●
formalize the review of materials, schedules and results in support of the Company’s financial reporting and period-end closing procedures to provide reasonable assurances that our financial reporting is in conformity with GAAP.

We have expanded, and will continue to expand and reorganize as necessary, our accounting organization by creating and filling new positions with qualified accounting and finance personnel, increasing the number of persons who are CPAs or the CPA international equivalent to assist us with the remediation process.

We are developing a plan to design and implement enhanced information technology systems and user applications commensurate with the complexity of our business and our financial reporting requirements. It is expected that these investments will improve the reliability of our financial reporting by reducing the need for manual processes, reducing the chance for errors and omissions and thereby decreasing our reliance on manual controls to detect and correct accounting and financial reporting inaccuracies.

Certain Revenue Recognition Procedures

While improvements have been made, given the focus on fulfilling our financial reporting obligations for prior years, we did not fully implement the controls which were designed to provide more than a remote likelihood or reasonable assurance that material errors in certain revenue recognition items would be prevented or detected in a timely manner. This material weakness principally related to:

Rebates and Other Sales Deductions

The Company did not fully address the deficiencies identified in estimating its rebates and other deductions reserves, including indirect and Medicaid rebates.  Specifically, the Company is dependent on manual processes and experienced turnover in the roles responsible for certain estimates and lacked sufficient time and resources to properly and fully estimate these reserves.  As a result, the Company did not consistently and accurately record the provision at the time of the sale.

Remediation Steps

The Company is continuing to develop processes, including increasing, where possible, the use of automated processes to reduce the dependency on manual processes.  The Company has also increased the number of qualified personnel assigned to estimating rebates and other sales deductions.  The Company will conduct training and continue to incorporate more efficient controls over these estimation processes.

Inventory

While we made significant improvements, we did not fully implement the controls and procedures which were designed to properly account for and report our inventory. These principally related to the valuation of inventory.

The Company primarily maintains inventories for raw materials, work in process, and finished goods. The Company found that adjustments of inventory and cost of goods sold were necessary and mainly relate to errors in the assessment of inventory valuation.  Inventory valuation adjustments primarily resulted due to the errors identified in the accounts receivable reserves, which impacted the computation of the Company’s net selling prices which resulted in changes to inventory valuation.

Remediation Steps

The Company will incorporate more efficient controls, including increased use of automated processes and increased review of the schedules used to estimate the inventory valuation.

Taxation

The Company did not maintain adequate policies and procedures and related internal controls or employ adequate resources with sufficient technical expertise, on a global basis, in the area of accounting for income taxes to ensure the completeness, accuracy, and timely preparation and review of our consolidated income tax provision, related account balances and disclosures sufficient to prevent a material misstatement of related account balances.  In addition, the Company was unable to finalize its tax provision due to the lack of audited financial statements for prior years.

Remediation Steps

The Company currently has individuals in each of its significant locations who are responsible for taxation and is in the process of assessing its specific deficiencies and needs related to taxation and if necessary, will establish a tax position responsible for the global supervision of the Company’s tax compliance and accounting for income taxes for financial reporting purposes. If necessary, the Company will recruit and hire an individual possessing the appropriate expertise to fill such position.  In addition, the Company is evaluating whether it needs to engage subject matter experts with specialized international and consolidated income tax knowledge, to assist with the creation, implementation and documentation of a consolidated tax process and formal internal reporting, monitoring and oversight of tax compliance and accounting for income taxes on a global basis.  In addition, the Company is in the process of finalizing its tax returns, in all countries, for all prior years, which will minimize the potential for changes to these tax returns.

c.  Changes in Internal Control over Financial Reporting.
Other than those changes described above, there was no change in our internal control over financial reporting (as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the period covered by this 2010 Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  We continue to identify and implement additional best practice solutions regarding efficient data collection, integration and controls, including processes to ensure accounting information is properly evaluated and recorded.

Notwithstanding the foregoing, Management has confidence, as a result of, among other things, the remediation steps taken to date with respect to the Company’s financial reporting, that the financial statements contained in this annual report present fairly, in all material aspects, our financial condition, results of operations and cash flows for the year ended December 31, 2010.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ilana Avidov-Mor, a member of the Audit Committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NASDAQ regulations.  See Item 6.A for a summary of Ilana Avidov-Mor’s relevant professional experience.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal  Accountant Fees and Services

We paid the following fees for professional services rendered by (i)  Ziv Haft, a BDO Member Firm (“Ziv Haft”) and (ii) Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (“Kost Forer”), for the years ended December 31, 2010, 2009 and 2008, respectively.

	2010	2009	2008
	In millions of U.S. Dollars
Audit fees	$4.75	$4.54	$1.74
Tax fees	0.11	0.02	0.05
Total	$4.86	$4.56	$1.79

The audit fees for the years ended December 31, 2010, 2009 and 2008, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All non-audit services provided by the Company’s independent auditors were approved by the Audit Committee.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditors’ work.  The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Ziv Haft.  These services may include audit services, audit-related services, tax services and other services, as further described below.  The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the Audit Committee on an individual basis.  Once services have been pre-approved, Ziv Haft and our Management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

     Not applicable as previously reported.

ITEM 16G.  CORPORATE GOVERNANCE

 Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2010 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2010 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (5)

2.1	Form of ordinary share certificate (1)

4.1	Taro Vit Industries Limited 1991 Stock Incentive Plan (2)

4.2	Taro Pharmaceutical Industries Ltd. 2000 Employee Stock Purchase Plan (3)

4.3	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.4	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (5)

4.5	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (5)

4.6	Merger Agreement (5)

4.7	Share Purchase Agreement (5)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F) (5)

12.1	Certification of the Interim Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Group Vice President, Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13
Certification of the Interim Chief Executive Officer and Group Vice President, Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a).2	Debenture and Loan Agreement dated December 19, 2000 (6)

15(a).3	Loan agreements dated May 20, 2003 and November 27, 2003 (7)

____________

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.
(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-12388) and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and incorporated herein by reference.
(6)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(7)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2010 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.
	By:	/s/ Michael Kalb
Michael Kalb
Dated: June 29, 2011		Group Vice President, Interim Chief Financial Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-5 – F-6

Consolidated Statements of Operations	F-7

Statements of Changes in Shareholders’ Equity	F-8

Consolidated Statements of Cash Flows	F-9 – F-10

Notes to Consolidated Financial Statements	F-11 – F-53

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 29, 2011	Certified Public Accountants (Isr)
BDO Member Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Taro Pharmaceutical Industries Ltd.

We have audited the internal control over financial reporting of Taro Pharmaceutical Ltd. and its subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

●
Control Activities Associated with Financial Statement Closing Processes. The Company identified material weaknesses in its financial statement closing  processes arising from the potential for a material error in the financial statements from consideration of the following deficiencies:

●	estimating certain accounts receivable reserves and sales deductions including rebates and other sales deductions.
●	significant, complex and non-routine transactions, including the area of taxation and certain other accounting items.
●
ensuring adequate preparation, timely review and documented approval of account reconciliations, journal entries, both recurring and non-recurring and certain information primarily in the form of spreadsheets that supports our financial reporting process, and consistent communication among the various finance and non-finance organizations across the Company on the terms of our commercial arrangements.

●
Revenue. The Company lacks the proper procedures and controls in estimating its rebate and other deductions reserves, including indirect and Medicaid rebates.  Specifically, the Company is dependent on manual processes and experienced turnover in the roles responsible for certain estimates and lacked sufficient time and resources to properly and fully estimate these reserves.  As a result, the Company did not consistently and accurately record the provision at the time of the sale.

●
Inventory. The Company found that adjustments of inventory and cost of goods sold were necessary and mainly relate to errors in the assessment of inventory valuation.  Inventory valuation adjustments primarily resulted due to the errors identified in the accounts receivable reserves, which impacted the computation of the Company’s net selling prices which resulted in changes to inventory valuation.
Income Taxes. The Company did not maintain adequate policies and procedures and related internal controls or employ adequate resources with sufficient technical expertise, on a global basis, in the area of accounting for income taxes to ensure the completeness, accuracy, and timely preparation and review of our consolidated income tax provision, related account balances and disclosures sufficient to prevent a material misstatement of related account balances.  In addition, the Company was unable to finalize its tax provision due to the lack of audited financial statements for prior years.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2010, of the Company and this report does not affect our report dated June 29, 2011, on those financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the company after the date of management’s assessment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 and our report dated June 29, 2011 expressed an unqualified opinion on those consolidated financial statements.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 29, 2011	Certified Public Accountants (Isr)
BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars and shares in thousands

	December 31,
	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,144	$93,307
Short-term bank deposits	31,000	20,974
Marketable securities	3,693	-
Accounts receivable and other:
Trade, net	73,406	61,643
Other receivables and prepaid expenses	49,251	45,603
Inventories	83,709	67,977
Long-term assets held for sale, net	434	-
TOTAL CURRENT ASSETS	295,637	289,504
LONG-TERM RECEIVABLES AND OTHER ASSETS	30,663	31,549
PROPERTY, PLANT AND EQUIPMENT, NET	163,596	176,168
GOODWILL	7,285	7,265
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	22,771	20,883
DEFERRED INCOME TAXES	36,490	50,520
TOTAL ASSETS	$556,442	$575,889

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars and shares in thousands

	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$14,885	$96,090
Current maturities of long-term debt	13,310	29,277
Accounts payable:
Trade payables	21,905	27,979
Other current liabilities	79,686	77,063
TOTAL CURRENT LIABILITIES	129,786	230,409
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	31,225	38,380
Deferred income taxes	2,342	3,813
Other long-term liabilities	8,576	7,591
TOTAL LONG-TERM LIABILITIES	42,143	49,784
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	171,929	280,193
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2010 and 2009: 200,000,000 shares; Issued at December 31, 2010 and 2009: 43,340,632 and 39,509,257 shares, respectively.
Outstanding at December 31, 2010 and 2009:
43,080,457 and 39,249,082 shares, respectively.	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2010 and 2009:
2,600 shares	1	1
Additional paid-in capital	244,668	222,608
Accumulated other comprehensive income	24,186	21,980
Treasury stock: 260,175 shares at December 31, 2010 and 2009	(1,329)	(1,329)
Accumulated earnings	113,107	49,029
Taro shareholders' equity	381,312	292,968
Non-controlling interest	3,201	2,728
TOTAL SHAREHOLDERS’ EQUITY	384,513	295,696
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$556,442	$575,889

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands (except per share data)

	Year ended December 31,
	2010	2009(*)	2008(*)

Sales, net	$392,535	$355,936	$327,351
Cost of sales	159,045	146,920	139,483
Impairment	113	171	27
Gross profit	233,377	208,845	187,841
Operating expenses:
Research and development, net	36,393	33,303	33,681
Selling, marketing, general and administrative	107,902	100,344	97,125
Impairment	2,617	3,363	2,820
	146,912	137,010	133,626
Operating income	86,465	71,835	54,215
Financial expenses, net	11,840	13,575	(1,754)
Other gain, net	755	548	469
Income before income taxes	75,380	58,808	56,438
Tax expense (benefit)	10,477	(69,657)	13,541
Income from continuing operations	64,903	128,465	42,897
Net loss from discontinued operations	(352)	(11,714)	(12,376)
Net income	64,551	116,751	30,521
Net income attributable to non-controlling interest	473	2,728	-
Net income attributable to Taro	$64,078	$114,023	$30,521

Net income from continuing operations attributable to Taro	64,430	125,737	42,897
Net loss from discontinued operations attributable to Taro	(352)	(11,714)	(12,376)
Net income attributable to Taro	$64,078	$114,023	$30,521

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.60	$3.21	$1.10
Diluted	$1.54	$3.10	$1.07
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.30)	$(0.32)
Diluted	$(0.01)	$(0.29)	$(0.31)
Net income per ordinary share attributable to Taro:
Basic	$1.59	$2.91	$0.78
Diluted	$1.53	$2.81	$0.76
Weighted-average number of ordinary shares used to compute net income per share:
Basic	40,272	39,232	39,200
Diluted	41,850	40,568	40,423

(*) Adjusted for the discontinued operations of the Irish subsidiary.

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars and shares in thousands

	Taro Shareholders' Equity
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Retained Earnings(Accumulated Deficit)	Total Taro Comprehensive Income (Loss)	Total Taro Shareholders' Equity	Non-controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2008	39,196	680	221,814	27,620	(1,361)	(95,515)		153,238		153,238
Exercise of options and issuance of shares of ESPP	4		2		32			34		34
Share-based compensation			322					322		322
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				(19,898)			(19,898)	(19,898)		(19,898)
Net income						30,521	30,521	30,521		30,521
Total comprehensive income:							$10,623		$-
Balance at December 31, 2008	39,200	680	222,138	7,722	(1,329)	(64,994)		164,217		164,217
Exercise of options and issuance of shares of ESPP	49		163					163		163
Share-based compensation			307					307		307
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				14,258			14,258	14,258		14,258
Net income						114,023	114,023	114,023	2,728	116,751
Total comprehensive income:							$128,281		$2,728
Balance at December 31, 2009	39,249	$680	$222,608	$21,980	$(1,329)	$49,029		$292,968		$295,696

Exercise of options and issuance of shares of ESPP	44	-	186					186		186
Exercise of Sun warrants	3,788	-	21,589					21,589		21,589
Share-based compensation			285					285		285
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				2,436			2,436	2,436		2,436
Unrealized (loss) from Marketable Securities				(230)			(230)	(230)		(230)
Net income						64,078	64,078	64,078	473	64,551
Total comprehensive income:							$66,284		$3,201
Balance at December 31, 2010	43,081	$680	$244,668	$24,186	$(1,329)	$113,107		$381,312		$384,513

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income	$64,551	$116,751	$30,521
Adjustments required to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	18,827	18,445	21,187
Change in deferred charges and other assets	42	69	101
Impairment of long-lived assets	2,730	3,534	2,847
Share-based compensation expense	285	307	322
Accrued severance pay and other long-term liabilities, net	(122)	(539)	571
Loss (gain) on sale of long-lived assets	65	34	(56)
Realized gain on sale of marketable securities	(32)	-	-
Change in derivative instruments, net	(2,140)	(4,019)	13,066
Effect of exchange differences on inter-company balances	307	8,713	(13,328)
Increase in long-term debt due to currency fluctuations	3,362	2,401	3,736
Deferred income taxes, net	6,720	(78,191)	(115)
(Increase) decrease in trade receivables, net	(11,519)	1,081	6,606
Decrease in other receivables, prepaid expenses and other	3,251	3,229	1,187
(Increase) decrease in inventories, net	(14,464)	762	(2,912)
Decrease (increase) in long-term receivables and other assets	2,544	(842)	(718)
Increase in income tax receivables	(18)	(1)	-
(Decrease) increase in trade payables	(6,367)	690	7,459
Increase (decrease) in other accounts payable and accrued expenses	5,605	(5,824)	(5,412)
(Decrease) increase in income tax payables	(3,143)	(2,681)	9,815
Net cash provided by operating activities	70,484	63,919	74,877

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2009	2008

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,656)	(5,025)	(3,572)
Investment in other intangible assets	(5,097)	(120)	(594)
Investment in short-term bank deposits	(10,026)	(10,974)	(10,000)
Proceeds from (investment in) restricted bank deposits	900	1,000	(6,250)
(Investments in) proceeds from long-term deposits and other assets	(310)	14	70
Proceeds from sale (purchase) of marketable securities, net	(3,891)	-	-
Proceeds from sale of long-lived assets	69	1,655	65
Net cash used in investing activities	(24,011)	(13,450)	(20,281)

Cash flows from financing activities:
Proceeds from issuance of shares, net	21,775	163	34
(Repayment) proceeds of short-term bank debt, net	(73,331)	1,660	2,818
Proceeds from long-term debt and capital leases	22	-	-
Repayment of long-term debt	(34,579)	(30,403)	(31,776)
Net cash used in financing activities	(86,113)	(28,580)	(28,924)
Effect of exchange rate changes on cash and cash equivalents	477	2,590	(2,031)
(Decrease) increase in cash and cash equivalents	(39,163)	24,479	23,641
Cash and cash equivalents at the beginning of the year	93,307	68,828	45,187
Cash and cash equivalents at the end of the year	$54,144	$93,307	$68,828

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$6,171	$8,256	$12,039
Income taxes	$9,454	$11,970	$3,197

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$397	$755	$288
Investment in intangible assets on credit	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.
Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, and European subsidiaries (the “Group”).  The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products.  The Company’s ordinary shares are quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the symbol TAROF.  As used herein, the terms “we,” “us,” “our,” “Taro” and the "Company" mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”).  Taro Research Institute Ltd. in Israel provides research and development services to the Group.  Taro International Ltd. in Israel and Taro Pharmaceuticals Europe B.V. are engaged in the pharmaceutical activities of the Group outside North America.

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

While non-compliance with Government Agencies’ regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred.  The Group believes that it is in material compliance with all Government Agencies’ regulations.  In February 2009, our Canadian manufacturing facility received a warning letter from the FDA (the “Warning Letter”) expressing concern identified during a July 2008 inspection about certain quality control systems, including failure to complete investigations of quality issues in a timely manner.  The Company responded to the Warning Letter on March 17, 2009, submitted and discussed a full compliance work plan with the FDA, provided periodic written updates to the FDA and committed to working with the FDA to resolve all issues.  The Company has corrected the specific observations cited during the July 2008 inspection and in the Warning Letter, and, to ensure its products meet all requirements, has improved its ability to adhere to current good manufacturing practices (“cGMPs”) by adding additional qualified personnel, engaging outside experts and adding new procedures to resolve any systemic issues and prevent recurrence.  The observations cited in the Warning Letter do not relate to any of the Company's other facilities.  Until remedial action is complete and the FDA has confirmed compliance with cGMPs, new applications listing the Canadian facility as a manufacturing location of finished dosage forms may not be approved.  However, one new product made at the Company’s Canadian facility was approved by the FDA in May 2009 after the issuance of the Warning Letter.  Other Federal agencies take the Warning Letter into account when considering the awards of contracts and in some cases may have the right to terminate any agreement they have with us or remove products from their pricing schedule as one agency has done.  A formal cGMP re-inspection was conducted by the FDA in February 2011 to evaluate the effectiveness of corrective actions undertaken by Taro.  The FDA informed the Company on April 19, 2011 that the site has an acceptable regulatory status.  Therefore, the issues noted in the February 5, 2009 Warning Letter are considered to be resolved.  This has not had a material impact on the Company’s financial condition.

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

b.
On May 18, 2007, the Company, Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun Pharmaceutical Industries Ltd. (together with its affiliates “Sun”) (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) and Aditya Acquisition Company Ltd. (“Aditya”) entered into a merger agreement (the “Merger Agreement”).  In addition, Taro entered into a Share Purchase Agreement with Alkaloida, pursuant to which Taro issued Alkaloida 6,787,500 ordinary shares at $6.00 per share, for a total of $40,725 (the “Share Purchase Agreement”).  Under the terms of the Share Purchase Agreement, Sun also received a three-year warrant to purchase additional ordinary shares at $6.00 per share.  On August 2, 2007, Sun exercised a portion of its warrant in favor of Alkaloida, as assignee, and purchased 3,000,000 additional shares at an exercise price of $6.00 per share, or $18,000.  This additional investment, together with its original purchase of Taro’s newly issued shares, brought Sun’s investment in Taro to $58,725.  Taro paid $2,436 in stock issuance costs and therefore retained $56,289 of the proceeds.  The net proceeds were recorded within shareholders’ equity on the consolidated balance sheet in accordance with FASB ASC Subtopic 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity”, as the Company did not meet the criteria of a derivative under FASB ASC Section 815-40-30, “Derivatives and Hedging - Contracts in Entity’s Own Equity – Initial Measurement”.

On May 28, 2008, the Company terminated the Merger Agreement.  On the same day, the Company and its directors, other than the members of the Levitt and Moros families (the “Independent Directors”), brought a lawsuit against Sun and its affiliates in the Tel-Aviv District Court (the “District Court”) seeking a declaratory judgment that, under the Israeli Companies Law, a “Special Tender Offer” was required.  On June 25, 2008, Sun gave notice that it was exercising its option under the May 18, 2007 option agreement entered into by Sun, with Dr. Barrie Levitt, Dr. Daniel Moros, Ms. Tal Levitt, Dr. Jacob Levitt and Taro Development Corporation (“TDC”) (the “Option Agreement”).  Pursuant to the Option Agreement, Sun was granted the option to acquire certain ordinary shares owned by Dr. Barrie Levitt, Dr. Moros, Ms. Levitt, and TDC for $7.75 per share, as well as all of the founders’ shares, which represented one third of the voting power of all of the Company’s shares, for no consideration (the “Options”).  A condition to the exercise of the Options required Sun to commence a tender offer to purchase any and all ordinary shares owned by all other shareholders for $7.75 per share.  According to the terms of the Option Agreement, the transactions contemplated would be consummated contemporaneously with the expiration of the tender offer.

On June 30, 2008, Sun commenced a regular tender offer for any and all ordinary shares at a price of $7.75 per share (the “Sun Offer”).  On August 26, 2008, the District Court ruled that Sun was not required to comply with the Special Tender Offer rules.  On August 28, 2008, the Company and its Independent Directors filed an appeal to the Supreme Court of the State of Israel (the “Israeli Supreme Court”) and requested a temporary injunction to prevent Sun from acquiring additional ordinary shares which would result in its voting power being more than 45% of the Company’s voting power during the pendency of the appeal.  On September 1, 2008, the Israeli Supreme Court granted the temporary injunction.

On September 7, 2010, the Supreme Court denied the Company’s appeal and ordered the revocation of the temporary injunction which had prohibited the closing of the Sun Offer.

On the same day, Sun announced the decision of the Israeli Supreme Court and the expiration date of the Sun Offer (the “Announcement Date”) as the fifth business day following the Announcement Date which was 12:00 midnight, New York City time, on Tuesday, September 14, 2010.

On September 21, 2010, the Company announced that the controlling shareholders of the Company, the Levitt and Moros families (together with their affiliated entities, the “Levitt/Moros Shareholders”), executed a letter agreement (the “Letter Agreement”) on September 20, 2010 with Sun.  Pursuant to the Letter Agreement, the Levitt/Moros Shareholders transferred certain beneficial interests in the Company, including the beneficial ownership of the founders’ shares of Taro, to Sun in accordance with the Option Agreement.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Concurrent with the execution of the Letter Agreement, Sun and the members of Taro’s Board of Directors (the “Board”), including the Levitt/Moros Shareholders, entered into a settlement agreement and release, pursuant to which Sun and the incumbent members of Taro’s Board agreed, among other things, to release each other from, and covenanted not to sue, based on certain claims related generally to the acquisition of Taro by Sun and litigation arising therefrom.

Also, on September 20, 2010, Taro’s Board passed a resolution appointing Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, Hasmukh Shah and Ilan Leviteh as members of the Board, and the incumbent members of Taro’s Board submitted their resignations as directors and officers of the Company and its subsidiaries, as applicable.  At a subsequent Board meeting, Mr. Dilip Shanghvi was elected Chairman of Taro’s Board.

In addition to the foregoing, the Company issued a letter dated September 20, 2010, to Sun and Alkaloida acknowledging the valid exercise by Alkaloida of a certain Warrant No. 2 issued August 1, 2007, for the purchase of 3,787,500 ordinary shares of Taro for an aggregate price of $22,725.  With the exercise of Warrant No. 2, as well as the completion of the acquisition of the shares from the Levitt/Moros Shareholders and the acquisition of the shares from Templeton Asset Management Ltd. (“Templeton”) on November 1, 2010, Sun increased its ownership of Taro's ordinary shares to 64.8% and, with Taro's founders' shares, its voting rights to 76.5%.

On January 18, 2011, Alkaloida acquired 712,500 ordinary shares of Taro pursuant to a certain Warrant No. 2 dated August 1, 2007 issued by the Company to Sun Pharma (the "Warrant").  Additionally, Alkaloida acquired 712,500 ordinary shares of the Company available pursuant to a certain Share Purchase Agreement dated May 18, 2007 between Alkaloida and the Company (the "SPA").  As a result of the exercise of the Warrant and the purchase of shares by Alkaloida pursuant to the SPA, the Company's issued and outstanding ordinary shares are 44,505,457 and Sun Pharma owns, or controls, 29,497,933, or 66.3%, of the Company's ordinary shares, and with the Company's founders' shares, 77.3% of the vote attributable to the share equity of the Company.

c.
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

The Company used the market approach in determining the fair value of the group of assets.  During 2010 and 2009, the Company recorded further impairment charges on land, building and machinery of $2,617 and $3,363, respectively.  In November 2009, the Company’s Irish subsidiary sold certain equipment, net of transaction costs, for $1,485.

During 2010, the Company closed the manufacturing facility in Ireland and decided to sell the facility.  The Company has classified the related assets and liabilities as assets and liabilities attributed to discontinued operations on the Consolidated Balance Sheets and the losses attributable to its Irish subsidiary in the Consolidated Statements of Operations as losses from discontinued operations.  See note 2.z.

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

The Company’s most critical estimates are used in its determination of its sales incentives reserves (see Note 5), inventory reserves, income taxes, fixed assets, intangible assets, derivative instruments and contingencies.

b.	Financial statements in U.S. dollars:

A majority of the revenue of the Company and certain of its subsidiaries (exclusive of its Canadian, Irish and U.K. subsidiaries – see below) is generated in U.S. dollars (“dollars”).  In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in dollars.  The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and these subsidiaries operate.  Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar, requiring re-measurement from the local currency into the dollar for each of these entities.  All exchange gains and losses resulting from the re-measurement are reflected in the statement of operations as financial income or expenses, as appropriate.

The functional currency of the Company’s Canadian, Irish and U.K. subsidiaries are the Canadian dollar, the Euro and the British Pound, respectively.

Accordingly, the financial statements of the Canadian, Irish and the U.K. subsidiaries have been translated into dollars.  All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.  Amounts recorded in the statements of operations have been translated using the average exchange rate prevailing during the year.  The resulting translation adjustments are reported as a component of shareholders’ equity under accumulated other comprehensive income.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  Inter-company transactions and balances have been eliminated in consolidation and non-controlling interest is included in equity.

A private corporation, TDC, owns 3.125% of the shares that have economic rights and has 50% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights.  In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct.  In addition, in May 2011, TDC renewed its commitment to the Company.  TDC may terminate the agreement upon one year written notice.  As of December 31, 2010, no such notice of termination has been provided.  TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights.  Since losses applicable to TDC exceeded its interest in Taro U.S.A. equity, such excess and any further losses applicable to TDC were charged against the Company as TDC has no obligation to fund such losses.  Effective January 1, 2009, the Company adopted FASB ASC Section 810-10-65, “Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statements No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, and No. 164, Not-for-Profit Entities: Mergers and Acquisitions”.  This standard requires that the Company allocate income or loss attributable to the non-controlling interest based on the respective ownership percentages.  This aspect of the standard was adopted on a prospective basis.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Marketable securities:

Marketable securities are comprised primarily of shares of stock in other publicly-traded companies.  These marketable securities covered by FASB ASC Section 320-10-25, “Investments: Debt and Equity Securities – Overall – Recognition”, were designated as available-for-sale.  Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific balances, which, in the opinion of the Company’s management, are doubtful of collection.  The allowance, in the opinion of the Company’s management, is sufficient to cover probable uncollectible balances.  See Note 4.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value.  Inventory reserves are provided to cover risks arising from slow-moving items, short-dated inventory, excess inventory or obsolescence.  Changes in these provisions are charged to cost of sales.  Cost is determined as follows:

Raw and packaging materials – average cost basis.

Finished goods and work in progress – average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes – average cost basis.

The amounts of inventory reserves recorded as cost of sales were $7,386, $6,762, and $5,704, for the years ended December 31, 2010, 2009, and 2008, respectively.

h.	Property, plant and equipment:

(1)
Property, plant and equipment are stated at cost, net of accumulated depreciation.  Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

(2)	Interest costs are capitalized in accordance with FASB ASC Subtopic 835-20, “Interest – Capitalization of Interest”.

(3)	Depreciation is calculated utilizing the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

%
Buildings	2.5 - 10
Machinery and equipment	5 - 20 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

(4)
The Group accounts for costs of computer software developed or obtained for internal use in accordance with FASB ASC Subtopic 350-40, “Intangibles: Goodwill and Other – Internal-Use Software”.  FASB ASC Subtopic 350-40 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage.  During the years 2010 and 2009, the Group capitalized $40 and $71 of software costs, respectively.  Software costs are amortized using the straight-line method over their estimated useful life of three years.

i.	Lease of land from Israel Land Administration:

The Company leases land from the Israel Land Administration (“ILA”), which is accounted for pursuant to FASB ASC Subtopic 840-20, “Leases – Operating Leases”.  Taro leases several parcels from the ILA.  The lease period of the industrial parcel ends between 2018 and 2058.  The Company has the right to extend each of the lease agreements for an additional period of 49 years.  The ILA lease agreements are standard agreements covering substantial portions of the land of Israel.  The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years).  The ownership of the land is not transferred at the end of the lease period and there is no option to buy the land at the end of such period.  The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value.  Since such leases do not qualify as a capital lease, they are being accounted for as operating leases.  The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

j.	Goodwill:

The Company follows the provisions of FASB ASC Subtopic 350-20, “Intangibles: Goodwill and Other – Goodwill”.  Goodwill is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

FASB ASC Subtopic 350-20 prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment; while the second phase (if necessary) measures impairment.

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

The Company operates in one operating segment, comprising its only reporting unit.  Fair value of the reporting unit is determined using market capitalization.  The Company performs its annual impairment test during the fourth fiscal quarter of each year.  As of December 31, 2010 and 2009, no impairment loss had been identified.

k.	Intangible assets and deferred charges and long-lived assets:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Intangible assets and deferred charges:

Acquired intangible assets and product rights to be held and used are not considered to have an indefinite useful life and are amortized over their useful life of a weighted-average amortization period of 14 years using a straight-line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FASB ASC Topic 350, “Intangibles-Goodwill and Other.”

Debt issuance costs in respect to long-term loans from institutional investors and bondholders are deferred and amortized under the effective interest method over the term of the loans from institutional investors and bondholders.

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset.  The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.  In the years ended December 31, 2010,  2009 and 2008, the Company recorded $2,719, $3,363 and $2,820 impairment loss, respectively, in operating expenses, primarily related to the fixed assets of its Irish facility.  See Note 1.c.

l.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock.  The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units.  When treasury stock is reissued, the Company accounts for the re-issuance in accordance with FASB ASC Subtopic 505-30, “Equity – Treasury Stock,” and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price (loss) to retained earnings.  The purchase cost is calculated based on the specific identification method.

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

m.	Revenue recognition:

The Company recognizes revenue from product sales when title and risk of loss have transferred to its customers and when the criteria in FASB ASC Subtopic 605-15, “Revenue Recognition – Products,” have been satisfied.  Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) the price to customers is fixed or determinable; (iv) collectability is reasonably assured, and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated.  The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company.  Depending on the terms of our customer arrangements, revenue is recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

When the Company recognizes and records revenue from the sale of its pharmaceutical products, the Company, in the same financial reporting period, records an estimate of various future deductions related to the sale.  This has the effect of reducing the amount of reported product sales.  These deductions include the Company’s estimates, which may require significant judgment of chargebacks, product returns, rebates, cash discounts and other sales deductions.

Chargebacks result from pricing arrangements the Company has with end-user customers establishing contract prices which are lower than the wholesalers’ acquisition costs or invoice prices.  When these customers buy the Company’s products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to the Company for the difference between the invoice price and the end-user contract price.  Chargeback reserves are estimated using current wholesaler inventory data beyond the Company’s control, and historical data.  Due to the passage of time from the balance sheet date to the issuance of these financial statements, the Company has considered actual wholesaler returns in estimating its chargeback reserve.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Product returns result from agreements allowing the Company’s customers to return unsold inventory that is expired or close to expiration.  Product return reserves are calculated using the average lag period between sales and product expiry, historical product returns experience, and specific return exposures to estimate the potential obligation for returns of inventory in the distribution channel.

Rebates result from contractual agreements with the Company’s customers and are earned based on the Company’s direct sales to customers or the Company’s customers’ sales to third parties.  Rebate reserves from the Company’s direct sales to customers and the Company’s customers’ sales to third parties are estimated using historical and contractual data.

The Company generally offers discounts to its customers for payments within a certain period of time.  Cash discount reserves are calculated by multiplying the specified discount percentage by the outstanding receivable at the end of each period.

Reserves for returns, Medicaid and indirect rebates are included in current liabilities.  All other sales deductions allowances are recorded as accounts receivable reserves.  The reserve for returns is included in current liabilities as substantially all of these returns will not be realized until after the year-end accounts receivable balances are settled.  Medicaid and indirect rebates are included in current liabilities because the Company does not have direct customer relationships with any of the payees.  See Notes 5 and 13.

The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company’s products.  The Company accounts for these in accordance with FASB ASC Subtopic 605-50, “Revenue Recognition – Customer Payments and Incentives,” as reductions of revenue unless the customer receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer’s purchase of the products and the fair value of the benefits can be reasonably estimated.

n.	Research and development:

Research and development expenses, net of grants received, are charged to expense as incurred.

o.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred.  The Company did not earn any grants during the years ended December 31, 2010, 2009, and 2008.

p.	Advertising expenses:

The Group expenses advertising costs as incurred.  Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers.  Advertising expenses were $6,217, $5,505 and $6,979 for the years ended December 31, 2010, 2009 and 2008, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

q.	Income taxes:

Income taxes are accounted for in accordance with FASB ASC Topic 740, “Income Taxes”.  FASB ASC Topic 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits.  Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  As of December 31, 2009, management determined that it was more likely than not that the Company will benefit from the deferred tax asset in the U.S., resulting in the reversal of $76,694 of the valuation allowance against these deferred tax assets.  As of December 31, 2010 and 2009, management determined that it was more likely than not that the Company will not benefit from the deferred tax assets in the Ireland and certain other subsidiaries.  Therefore, for these locations a full valuation allowance was provided against the deferred tax assets.  In future years, if it is more likely than not that the Company will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

r.	Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities.  These taxes are recorded on a net basis and therefore do not impact the statement of operations.

s.	Basic and diluted net income per share attributable to Taro:

Basic net income per share is calculated based on the weighted-average number of ordinary shares outstanding during each year.  Diluted net income per share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year (except where anti-dilutive), in accordance with FASB ASC Topic 260, “Earnings per Share”.

t.	Freight and distribution costs:

In accordance with FASB ASC Subtopic 605-45, “Revenue Recognition – Principal Agent Considerations,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense.  Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $11,689, $10,206 and $9,420 for the years ended December 31, 2010, 2009 and 2008, respectively.

u.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted FASB ASC Topic 718, “Compensation: Stock Compensation” which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.  In March 2005, the SEC issued SAB No. 107 (“SAB 107”) codified as SAB Topic 14, “Share-Based Payment,” relating to FASB ASC Topic 718.  The Company has applied the provisions of SAB Topic 14 in its adoption of FASB ASC Topic 718.  This topic requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement.

The Company recognizes compensation expense for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.  FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  Estimated forfeitures are based on actual historical pre-vesting forfeitures.  For awards granted prior to January 1, 2006, the Company recognizes compensation expense based on the straight-line method over the requisite service period of each of the awards.  Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of FASB ASC Topic 718 for those awards not yet vested.  Upon the adoption of FASB ASC Topic 718 the expected life of the option is estimated using the “simplified” method as provided in SAB 107.  Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option.  On December 21, 2007, the SEC issued SAB No. 110 (“SAB 110”), codified as Topic 14.D.2 which, effective January 1, 2008, amends and replaces SAB 107.  The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate.  The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Stock Options: The Company did not grant any options during 2010.  The fair value of options granted under the Stock Incentive Plan in 2009 and 2008 is amortized over their vesting period on a straight-line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	2010	2009	2008
Dividend yield	N/A	0%	0%
Expected volatility	N/A	44.5%	48.4%
Risk-free interest rate	N/A	1.7%	3.1%
Expected life of up to	N/A	6.9 years	6.9 years

The risk-free interest rate is based upon the yields of U.S. Treasury Bills with maturity terms similar to those of the expected lives of the options at the time of grant.  The expected volatility is based upon daily movements in the Company’s stock price.

Employee Stock Purchase Plan: The fair value of the incentive rewards granted under the Company’s 2000 Employee Stock Purchase Plan, in 2006, is amortized over their vesting period on a straight-line basis and estimated at the date of the grant using a Black-Scholes options pricing model with the following weighted assumptions: 0% dividend yield, 72.7% volatility, 3.7% risk free interest rate and expected life of six months.

Estimated forfeitures are based on estimates for 2010, and actual historical pre-vesting forfeitures for 2009 and 2008.

The Company applies FASB ASC Subtopic 505-50, “Equity - Equity-Based Payments to Non-Employees” with respect to options issued to non-employees.  FASB ASC Subtopic 505-50 requires the use of option valuation models to measure the fair value of the options granted.  Compensation expensed to non-employees was not material.

v.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits and trade receivables.  Cash and cash equivalents and bank deposits are principally invested in major banks in Israel, the United States and Canada.  Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Management believes that the financial institutions that hold the Group’s cash and cash equivalents and bank deposits are financially sound and that low credit risk therefore exists with respect to these financial instruments.  Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel.  At December 31, 2010, three different customers in the United States represented approximately 15.8%, 13.2% and 10.0% of the trade accounts receivable, net.  The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth.  The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not generally require collateral for its customers’ accounts receivable.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

w.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, bank deposits, trade and other receivables and trade and other payables approximate their fair value, due to the short-term maturities of these instruments.

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

FASB ASC Topic 815, “Derivatives and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.  The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.  For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.  The designation is based upon the nature of the exposure being hedged.  At December 31, 2010 and 2009, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change.  See Note 10.

y.	Fair value measurements:

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, “Fair Value Measurements and Disclosures”.  FASB ASC Topic 820 provides a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs).  FASB ASC Topic 820 also requires additional disclosure about fair value measurements.  The adoption of FASB ASC Topic 820 did not impact the Company’s consolidated balance sheet or consolidated statement of operations.

z.	Discontinued operations:

Under FASB ASC 205, “Presentation of Financial statements – Discontinued Operations”, when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

aa.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

bb.	Impact of recently issued accounting standards:

In June 2009, the FASB issued FASB ASC Paragraph 810-10-65-2, “Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R),” which amends existing accounting rules for consolidation of variable interest entities.  Under ASC Paragraph 810-10-65-2, the primary beneficiary of a variable interest entity is determined by a qualitative rather than a quantitative test previously required under FIN 46 (R).  In addition, ASC Paragraph 810-10-65-2 requires an ongoing assessment of whether an entity is a primary beneficiary of a variable interest entity, and additional disclosure.  ASC Paragraph 810-10-65-2 is effective at the beginning of the first annual reporting period that begins after November 15, 2009.  SFAS 167 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”).  ASU 2009-13 revises the current model for recording revenue from multiple element arrangements and expands disclosure requirements.  This standard requires entities to allocate revenue in an arrangement at inception using estimated selling prices of the delivered goods and services based on a selling price hierarchy.  The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.  ASU 2009-13 will be effective for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The Company does not currently have any multiple element arrangements.  Accordingly, the Company does not expect the adoption of ASU 2009-13 to have a material impact on the results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-27, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (a consensus of the FASB Emerging Issues Task Force).”  This standard addresses how fees mandated by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act should be recognized and classified in the income statements of pharmaceutical manufacturers.  Under the proposal, the annual fee would be recognized as a liability for the total amount and a corresponding deferred cost over the calendar year.  This is a liability and presented as an operating expense.  This ASU is effective for calendar years beginning after December 31, 2010.  Since the fees are anticipated to be less than 0.2% of net sales, the Company does not expect the provisions of ASU 2010-27 to have a material effect on its financial statements.

In December 2010, the FASB also issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force).”  Under this standard, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists.  To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30.  As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired.  The equity or enterprise valuation premise can be used to determine the carrying amount of a reporting unit.  ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.  The Company’s goodwill test does not currently have a zero or negative carrying amount where this standard would apply.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 3: — SHORT-TERM INVESTMENTS

a.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2010			2009
	Amortized	Unrealized	Market	Amortized	Unrealized	Market
	cost	losses	value	cost	losses	value
Available-for-sale:
Government debentures	$3,923	$(230)	$3,693	$-	$-	$-

b.	The estimated fair value of available-for-sale investments as of December 31, 2010 and 2009 by contractual maturity, are as follows:

	December 31,
	2010		2009
	Cost	Market Value	Cost	Market Value
Available-for-sale government debentures:
Matures in more than five years	$3,878	$3,693	$-	$-
	$3,878	$3,693	$-	$-

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	December 31,
	2010	2009
Trade accounts receivable, gross	$141,532	$117,122

Reserves for sales deductions:
Chargebacks	(26,559)	(19,360)
Customer rebates	(18,975)	(16,356)
Other sales deductions	(22,518)	(19,216)
Allowance for doubtful accounts	(74)	(547)
Trade accounts receivable, net	$73,406	$61,643

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

b.	Other receivables and prepaid expenses:

	December 31,
	2010	2009
Prepaid expenses	$4,543	$7,736
Deferred income taxes (1)	37,855	32,069
Government authorities	2,409	2,098
Advances to suppliers	1,452	2,189
Derivative instruments	1,917	917
Other	1,075	594
	49,251	45,603

(1)	See Note 2.q.

NOTE 5: — SALES INCENTIVES

When the Company recognizes and records revenue from the sale of its pharmaceutical products, it records an estimate in the same financial reporting period for product returns, chargebacks, rebates and other sales deductions, which are reflected as reductions of the related gross revenue.  Beginning in 2006, the Company regularly monitors customer inventory information at its three largest wholesale customers to assess whether any excess product inventory levels may exist.  The Company reviews this information together with historical product and customer experience, third-party prescription data, industry and regulatory changes and other relevant information and revises its estimates as necessary.

The Company’s estimates of inventory in the distribution channel are based on inventory information reported to it by its major wholesale customers, historical shipment and return information from its accounting records, and third-party data on prescriptions filled.  The Company’s estimates are subject to inherent limitations pertaining to reliance on third-party information.

The Company considers any information available subsequent to the balance sheet date, but before the issuance of the financial statements, that provides additional evidence with respect to conditions existing at the balance sheet date and adjusts the reserves accordingly.

Product returns:

Consistent with industry practice, the Company generally offers its customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”).  Product returns are identified by their manufacturing lot number.  Because the Company manufactures in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one-to-three month period.  As a result, although the Company cannot associate a product return with the actual shipment in which such lot was included, the Company can reasonably estimate the period (in months) over which the entire lot was shipped and sold.  The Company uses this information to estimate the average time period between lot shipment (and sale) and return for each product, which the Company refers to as the “return lag”.  The shelf life of most of the Company’s products ranges between 18-36 months.  Because returns of expired products are heavily concentrated during the return period, and given the Company’s historical data, it is able to reasonably estimate return lags for each of its products.  These return lags are periodically reviewed and updated, as necessary, to reflect the Company’s best knowledge of facts and circumstances.  Using sales and return data (including return lags), the Company determines a rolling average monthly return rate to estimate its returns reserve.  The Company supplements this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, the Company’s planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of the returns reserve.  The Company continuously monitors factors that could affect its estimates and revises the reserves as necessary.  The Company’s estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company’s product returns reserve at December 31, 2009 and related statement of operations impact for the year then ended, considered actual product returns experienced subsequent to the balance sheet dates to validate the product returns reserve estimate based on the methodology described above.

Beginning in 2006, the Company monitors the levels of inventory in its distribution channels to assess the adequacy of the product returns reserve and to identify potential excess inventory on hand that could have an impact on its revenue recognition.  The Company does not ship products to its wholesalers when it appears they have an excess of inventory on hand, based on demand and other relevant factors, for that particular product.  Additionally, as a general practice, the Company does not ship products that have less than 12 months until expiration (i.e., “short-dated sales”).

Chargebacks:

The Company has arrangements with certain customers that allow them to buy its products directly from its wholesalers at specific prices.  Typically these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices.  In exchange for servicing these third party contracts, the Company’s wholesalers can submit a “chargeback” claim to the Company for the difference between the price sold to the third party and the price at which they purchased the product from us.  The Company generally pays chargebacks on generic products, whereas branded proprietary products are typically not eligible for chargeback claims.  The Company considers many factors in establishing its chargeback reserves including inventory information from its largest wholesale customers (beginning in 2006) and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors.  The Company’s chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory.  The Company reviews the methodology utilized in estimating the reserve for chargebacks in connection with analyzing its product returns reserve each quarter and makes revisions as considered necessary to reasonably estimate its potential future obligation.  Due to the passage of time from the balance sheet date to the issuance of these financial statements, the Company has considered actual wholesaler returns in estimating its chargeback reserve.

Rebates and other deductions:

The Company offers its customers various rebates and other deductions based primarily on their volume of purchases of its products.  Chain wholesaler rebates are rebates that certain chain customers claim for the difference in price between what the chain customer paid a wholesaler for a product purchase and what the chain customer would have paid if such customer had purchased the same product directly from the Company.  Cash discounts, which are offered to the Company’s customers, are generally 2% of the gross sales price, and provide the Company’s customers an incentive for paying within a specified time period after receipt of invoice.  Medicaid rebates are earned by states based on the amount of the Company’s products dispensed under the Medicaid plan.  Billbacks are special promotions or discounts provided over a specific time period to a defined customer base and for a defined product group.  Distribution allowances are a fixed percentage of gross purchases for inventory shipped to a national distribution facility that the Company pays to its top wholesalers on a monthly basis.  Administration fees are paid to certain wholesalers, buying groups, and other customers for stocking the Company’s products and managing contracts and servicing other customers.  Shelf-stock adjustments, which are customary in the generic pharmaceutical industry, are based on customers’ existing levels of inventory and the decrease in the market price of the related product.  When market prices for the Company’s products decline, the Company may, depending on its contractual arrangements, elect to provide shelf-stock adjustments and thereby allow its customers with existing inventories to compete at the lower product price.  The Company uses these shelf-stock adjustments to support its market position and to promote customer loyalty.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information.  Based on the Company’s historical experience, substantially all claims for rebates and other sales deductions are received within 24 months.  At December 31, 2009, and for the year then ended, the Company considered subsequent actual claims submitted by its customers in determining the Company’s reserves and related statements of operations impact for rebates and other sales deductions.

As discussed above, the Company believes it has the experience and information that it believes are necessary to reasonably estimate the amounts of reserves for its sales incentives programs.  Several of the assumptions used by the Company for certain estimates are based on information received from third parties, such as wholesale customer inventory levels, market data, and other factors beyond the Company’s control.  The most critical estimates in determining these reserves, and the ones therefore that would have the largest impact if these estimates were not accurate, are related to contract sales volumes, average contract pricing, customer inventories and return volumes.  The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

Use of estimates in reserves:

The Company believes that its reserves, allowances and accruals for items that are deducted from gross revenue are reasonable and appropriate based on current facts and circumstances.  Changes in actual experience or changes in other qualitative factors could cause the Company’s allowances and accruals to fluctuate, particularly with newly launched or acquired products.  The Company regularly reviews the rates and amounts in its reserve estimates.  If future estimated rates and amounts are significantly greater than those reflected in the Company’s recorded reserves, the resulting adjustments to those reserves would decrease the Company’s reported net revenue; conversely, if actual product returns, rebates and chargebacks are significantly less than those reflected in the Company’s recorded reserves, the resulting adjustments to those reserves would increase the Company’s reported net revenue.  If the Company were to change its assumptions and estimates, its reserves would change, impacting the net revenue that the Company reports.  The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

The following tables summarize the activities for sales deductions and product returns for the years ended December 31, 2010 and 2009:

For the Year Ended December 31, 2010
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(19,360)	$(170,887)	$163,688	$(26,559)
Rebates and Other	(36,119)	(85,861)	80,413	(41,567)
Total	$(55,479)	$(256,748)	$244,101	$(68,126)

Current Liabilities
Returns	$(22,514)	$(13,146)	$13,698	$(21,962)
Other (1)	(15,264)	(25,979)	28,144	(13,099)
Total	$(37,778)	$(39,125)	$41,842	$(35,061)

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

For the Year Ended December 31, 2009
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(23,904)	$(208,482)	$213,026	$(19,360)
Rebates and Other	(40,666)	(80,262)	84,809	(36,119)
Total	$(64,570)	$(288,744)	$297,835	$(55,479)

Current Liabilities
Returns	$(22,279)	$(11,327)	$11,092	$(22,514)
Other (1)	(9,697)	(25,838)	20,271	(15,264)
Total	$(31,976)	$(37,165)	$31,363	$(37,778)

(1)	Includes indirect rebates.

NOTE 6: — INVENTORIES

	December 31,
	2010	2009
Raw and packaging materials	$27,857	$22,385
Finished goods	33,709	26,457
Work in progress	15,979	14,872
Purchased products for commercial purposes and other	6,164	4,263
	$83,709	$67,977

As of December 31, 2010 and 2009, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $10,904 and $12,006, respectively.

As for pledges, see Note 15.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	December 31,
	2010	2009
Cost:
Land	$10,348	$12,411
Buildings	140,806	140,068
Leasehold improvements	3,258	3,186
Machinery and equipment	147,904	144,111
Computer equipment	32,699	31,610
Motor vehicles	264	303
Furniture, fixtures and office equipment	8,915	8,787
Advances for property and equipment	679	489
	344,873	340,965
Accumulated depreciation and impairment charges:
Buildings	$37,612	$33,771
Leasehold improvements	3,208	3,021
Machinery and equipment	102,343	91,495
Computer equipment	30,968	29,611
Motor vehicles	229	288
Furniture, fixtures and office equipment	6,917	6,611
	181,277	164,797
Depreciated cost	$163,596	$176,168

Depreciation expenses were $15,745, $15,530, and $18,374 for the years ended December 31, 2010, 2009 and 2008, respectively.  For related impairment charges, see Note 2.k.

b.
Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,832 as of December 31, 2010 and 2009.  Capitalized interest and other costs were $40 and  $71 for the years ended December 31, 2010 and 2009, respectively.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,701 and $4,634 as of December 31, 2010 and 2009, respectively.

d.	As for pledges – see Note 15.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 8: —INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	December 31,
	2010	2009
Cost:
Product and distribution rights	$73,525	$68,382
Deferred charges in respect of loans and bonds from institutional investors	183	1,304
Other deferred costs	1,541	1,541
	75,249	71,227
Accumulated amortization and impairment charges:
Product and distribution rights	50,818	47,593
Deferred charges in respect of loans and bonds from institutional investors	166	1,276
Other deferred costs	1,494	1,475
	52,478	50,344
Amortized cost	$22,771	$20,883

b.	Amortization expenses related to product rights were $3,083, $2,915 and $2,813 for the years ended December 31, 2010, 2009 and 2008, respectively.

c.
As of December 31, 2010, the estimated amortization expense of product and distribution rights for 2011 to 2015 is as follows: 2011 - $3,597; 2012 - $3,467; 2013 - $3,427; 2014 - $3,174; 2015 - $2,974.

d.	The weighted-average amortization period for product rights is approximately 8 years.

NOTE 9: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	December 31,
	2010	2009
Prepayment of land leased from Israel Land Administration (1)	$14,176	$14,774
Restricted bank deposits (2)	4,350	5,250
Derivative instruments (3)	5,485	4,077
Severance pay fund (4)	6,319	5,480
Long-term security deposit	310	-
Employee escrow (5)	-	1,947
Other	23	21
	$30,663	$31,549

(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid (see Note 2.i).

(2)	Amount represents restricted bank deposits pursuant to an interest rate swap agreement associated with loan agreements in Israel (see Note 10).

(3)	See Note 10.

(4)
Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances.  Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel.  These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations (see Note 13.b).

(5)
Amount represents an escrow account for certain deferred payments to the Company’s former General Manager.  The amount was remitted to this individual following his separation from the Company in November 2010.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees.  Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits.  The subsidiaries’ matching contribution to the plan was approximately $839, $1,018 and $903 for the years-ended December 31, 2010, 2009 and 2008, respectively.

	December 31,
	2010	2009	2008
Pension, retirement savings and severance expenses	$7,614	$4,047	$4,928

NOTE 10: — DERIVATIVE INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s operations are exposed to market risks from changes in interest rates and currency exchange rates.  Exposure to these risks is managed through normal operating and financing activities and, when appropriate, through derivative instruments.

a.	Interest rates:

The Company manages its risk to fluctuating interest rates by opportunistically using interest rate swaps to convert its floating rate debt into fixed rate obligations.  These interest rate swaps are not designated as hedges and changes in the fair value of these instruments are reflected in earnings.  The Company’s interest rate swaps are as follows.

In June 2005, the Company entered into a mortgage agreement for its New Jersey facility.  Subsequently, in September 2005, the Company entered into an interest rate swap to mitigate variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 4.66%.  In November 2008, the Company paid $344 to terminate the swap and recorded a $190 loss within financial expenses, net for year ended December 31, 2008.  The swap was terminated on November 28, 2008.  See Note 14.a.4.

In September 2005, the Company also entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%.  At December 31, 2010 and 2009, the fair market value of the swap was a liability of $1,120 and $852, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet.  The Company recorded an unrealized (loss) gain of ($268), $795 and ($1,379) within financial expenses, net for the years ended December 31, 2010, 2009 and 2008, respectively.  See Note 14.a.5.

b.	Currency exchange rates:

The Company manages its exposure to debt obligations denominated in currencies other than its functional currency by opportunistically using cross-currency swaps to convert its foreign currency debt payments into its functional currency.  These cross-currency swaps are not designated as hedges and changes in fair value of these derivatives are reflected in earnings.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

	Rate of Inflation		Rate of Devaluation (Appreciation) Against U.S. Dollar		Rate of Exchange of U.S. Dollar
Year	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
2009	3.91%	1.32%	-0.71%	-14.54%	3.78	1.05
2010	2.66%	2.35%	-5.99%	-4.97%	3.55	0.99

(1)	Per Bank of Israel

(2)	Statistics of Canada

From July 1999 to November 2000, the Company issued $24,000 of CPI plus 8.25% bonds denominated in NIS with terms of 10 years.  At the same time, the Company entered into 9-10 year cross-currency swaps in which the Company receives CPI plus 6% to 8.25% in NIS and pays LIBOR plus 0.6% to 3.3% in USD based on the outstanding amount of the bonds.  At December 31, 2010 and 2009, the fair market value of these swaps was an asset of $0 and $330, respectively, and was recorded in other receivables and prepaid expenses.  For the years ended December 31, 2010, 2009, and 2008, net gains of approximately $102, $251 and $556 were recorded within financial expenses, net for these swaps.

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%.  At the same time, the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,190 plus a fixed rate of 5.9%.  This swap matured on November 28, 2008, and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap.  In accordance with this swap agreement, the Company will receive NIS 201,270 in six annual payments (equivalent of the remaining debt balance as of November 28, 2008), which is linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance.  The Company is required to pay $51,344 plus a fixed rate of 6.59%.  At December 31, 2010, the fair market value of the swap was $7,092 comprised of a $1,607 asset (recorded in other receivables and prepaid expenses) and a $5,485 asset (recorded in long-term receivables and other assets).  At December 31, 2009, the fair market value of the swap was $4,649 comprised of a $572 asset (recorded in other receivables and prepaid expenses) and a $4,077 asset (recorded in long-term receivables and other assets).  The Company recorded net gains of $3,356, $3,708 and $2,412 within financial expenses, net for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 11: — FAIR VALUE MEASUREMENTS

FASB ASC Topic 820 defines fair value as the price that would be received for an asset or paid to transfer a liability, from a selling party’s perspective, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC Topic 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.  Active market means a market in which transactions for assets or liabilities occur with “sufficient frequency” and volume to provide pricing information on an ongoing unadjusted basis.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  The Company’s Level 2 assets primarily include derivative instruments.  The Level 2 asset values are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in the assessment of fair value.

Level 3: Unobservable inputs that are not corroborated by market data.  The Company has no Level 3 assets or liabilities.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009 were as follows:

	December 31, 2010
	Quoted Market Prices of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities	$3,693	$-	$-
Cross-currency swaps	-	7,092	-
	$3,693	$7,092	$-
Liabilties
Interest rate swap	$-	$1,120	$-

	December 31, 2009
	Quoted Market Prices of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cross-currency swaps	$-	$4,979	$-
Liabilties
Interest rate swap	$-	$852	$-

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 12: — SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted -
	average
	interest rate		Amount
	December 31,		December 31,
	2010	2009	2010	2009
Short-term bank credit and short-term loans:
In, or linked to, U.S. dollars (1) (2) (3) (4)	1.78%	3.47%	$14,885	$76,656
In NIS (5)	0.00%	4.47%	-	8,212
In Canadian dollars (6) (7)	0.00%	3.18%	-	11,222
			14,885	96,090
Reclass from long-term debt, included in the above amounts (8)			14,885	22,846
Total utilized credit lines and short-term loans			$-	$73,244
Total authorized credit lines and short-term loans			$5,000	$74,681
Unutilized credit lines			$5,000	$1,437
Weighted-average interest rates at the end of the year for all loans	1.78%	3.53%

(1)	Includes $14,885 and $17,780 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2010 and 2009, respectively.

(2)
Includes $28,100 of outstanding debt under a $40,000 Taro U.S.A. credit facility at December 31, 2009.  This credit facility bears interest at a rate of LIBOR plus 3.25% and is secured by a first lien on Taro U.S.A.’s accounts receivable, inventory and all products and proceeds thereof.  On October 5, 2010, the Company retired the $28,100 of outstanding debt and $264 of accrued interest.  The bank has no further right to any of the Company’s assets as collateral since the facility was cancelled.

(3)
Includes $9,750 of outstanding debt under a $10,000 Taro U.S.A. credit facility at December 31, 2009.  The Company entered into a letter agreement with this financial institution as described in Note 14.a.3.  On October 28, 2010, the Company retired the $9,750 of outstanding debt and $109 of accrued interest.  The bank has no further right to any of the Company’s assets as collateral since the facility was cancelled.

(4)
Includes $21,026 of outstanding debt under the Company’s credit facilities in Israel at December 31, 2009.  At December 31, 2010 the Company had no outstanding borrowings under these credit facilities.  See Note 14.a.3 for a description of the covenants.

(5)
Represents outstanding debt, in Israel, under the Company’s credit facilities of $8,212 at December 31, 2009.  At December 31, 2010 the Company had no outstanding borrowings under these credit facilities.  See Note 14.a.2 for a description of the covenants.

(6)
Includes $6,156 of outstanding debt at December 31, 2009 under a demand revolving line of credit to Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary.  The amount available under this line of credit was $7,612 at December 31, 2009.  This facility is secured by a general security agreement over the Canadian subsidiary’s assets.  This debt was retired in May 2010.  The bank has no further right to any of the Company’s assets as collateral.

(7)
Includes $5,067 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2009.  On November 1, 2010, the Company retired the remaining balance of this debt of $5,710 and paid $11 of accrued interest and a $171 prepayment fee.  The bank has no further right to any of the Company’s assets as collateral.

(8)	Represents long-term debt classified as short-term debt due to covenant defaults described in Notes 14.a.1, 14.a.4 and 14.a.6.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 13: — OTHER LIABILITIES

a.	Other current liabilities:

	December 31,
	2010	2009
Returns reserve	$21,962	$22,514
Due to customers (1)	390	1,849
Employees and payroll accruals	17,401	11,783
Deferred revenue	1,052	20
Medicaid and indirect rebates	12,709	13,415
Accrued income taxes	12,882	15,854
Legal and audit fees	945	3,137
Accrued expenses	7,627	5,737
Interest payable	312	841
Deferred taxes	335	311
OCS and other royalties	2,771	771
Other	1,300	831
	$79,686	$77,063

(1)	Amount due to customers in excess of their outstanding balance as a result of chargebacks, rebates and other deductions.

b.	Other long-term liabilities:

	December 31,
	2010	2009
Accrued severance pay	$7,013	$6,357
Interest rate swap	1,121	852
Accrued taxes	442	382
	$8,576	$7,591

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 14: — LONG-TERM DEBT

a.	Composed as follows:

	December 31,
	2010	2009
Loans from institutional investors and bonds (1)	$-	$1,960
Loans from institutional investors and bonds (2)	41,607	59,975
Bank loans (3)	25	-
Term loan from Canadian bank (4)	-	7,921
Mortgage for U.S. distribution facility (5) (6)	8,594	10,793
Mortgage for U.S. headquarters facility (6)	9,194	9,854
	59,420	90,503
Less: current maturities	13,310	29,277
Less: long-term debt reclassified as short-term loans (1, 4, 6)	14,885	22,846
	$31,225	$38,380

(1)
In 1999 and 2000, the Company entered into a series of debenture and loan agreements in Israel, secured by a floating charge on substantially all of its property, assets and rights.  The debentures were issued in separate tranches during 1999 and 2000 for a term of 10 years, with the last tranche maturing in November 2010; most of the loan balance at December 31, 2009 was linked to Israeli CPI plus 8.25%.  Under the debentures, Taro provided certain undertakings that, among other things, as long as the loan is outstanding, (i) the ratio between long-term liabilities and shareholders’ equity shall not exceed two and the current ratio (defined as current assets divided by current liabilities) shall not be less than one and (ii) the ratio of current assets and liabilities shall not exceed one.  Such ratios are based on the Company’s audited financial statements.  As of December 31, 2009, the Company was current with its payment obligations but not in compliance with other covenants.  The Company retired the remaining balance in November 2010.

(2)
In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel.  Approximately half of the amount of the loans were issued in U.S. dollars at an interest rate of 6.0 – 6.1%, maturing in 2010.  The other half of the loans were issued in NIS at a rate of Israeli CPI plus 5.8%, maturing in 2014.  The debentures, provided certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1.  The test is based on the Company’s audited financial statements, and is performed on April 1 of each year with respect to the prior calendar year.  Since the Company was not in compliance with the above described covenants, no additional indebtedness has been incurred by the Company.  Although additional borrowing by the Company is restricted, the lenders do not have the right to accelerate their obligations and, thus, these loans have not been reclassified as short-term debt.

(3)	In April 2010, the Company entered into a vehicle financing loan of $28 at 0.0% interest rate over 5 years for which the bank registered a lien. The loan will expire in April 2015.

(4)
During 2004, Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary, refinanced its mortgage payable and its plant expansion term loans with a new term loan.  The new term loan was collateralized by a first lien on the Canadian subsidiary’s land, buildings and certain manufacturing equipment, a lien covering all other assets, subject to prior liens indicated in Note 12 above, and a subordinated lien on the buildings and land securing the mortgage loans described in (5) below, as well as certain equipment of Taro U.S.A.  Taro U.S.A. and two of its subsidiaries have provided guarantees to the lender for the full amount of the loan.  The Canadian subsidiary provided undertakings in the relevant loan documentation that include certain (i) financial covenants, requiring the Canadian subsidiary to maintain a maximum ratio of debt to tangible net worth of 1.60:1 and a ratio of current assets to current liabilities of 1.50:1 or more and (ii) financial reporting covenants relating to the Company and certain subsidiaries, including the Canadian subsidiary.  Since the Canadian subsidiary was not in compliance with certain covenants as described above, and in accordance with the agreement, the bank has the right to accelerate its obligation.  The Company has reclassified the long-term portion of its long-term debt to this bank in the amount of $5,067 as short-term loans at December 31, 2009.  On November 1, 2010, the Company retired the remaining balance of this debt of $5,710 and paid $11 of accrued interest and a $171 prepayment fee.  The bank has no further right to any of the Company’s assets as collateral.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(5)
On January 8, 2004, Taro U.S.A. expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey.  Taro acquired the facility for $18,433, of which, $13,200 was financed by a mortgage.  This facility is subject to depreciation on a straight-line basis over a 40 year period.  The mortgage on the New Jersey facility was $8,594 and $10,793, as of December 31, 2010 and 2009, respectively, was for an original term of seven years, bearing interest at the rate of LIBOR plus 1.85% and has certain financial and reporting covenants.  The interest rate of the mortgage was effectively fixed at 4.66%, as the Company had an interest rate swap in place through November 28, 2008.  On November 28, 2008, the principal amount of this mortgage was increased $4,743 to $12,993, and the interest rate swap was terminated.

(6)
In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey.  The Company guaranteed these obligations.  The Canadian bank described in (3) above has a subordinated security position in the facilities which are the subject of the mortgages.  Effective November 1, 2010, the Canadian bank has no further right to any of the Company’s assets as collateral.  The mortgage on the New York facility was $9,194 and $9,854 as of December 31, 2010 and 2009, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90.  At December 31, 2010 and 2009 the debt service coverage ratio was 2.10 and 2.05, respectively.  The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage.  Since the Company, with respect to each mortgage referenced above, was not in compliance with certain covenants and because each lender has the right to accelerate its obligations, the Company has reclassified the long-term portion of each mortgage, in the amount of $14,885 and $17,780 as short-term loans at December 31, 2010 and 2009, respectively.

As discussed above, part of the undertakings also include financial reporting obligations that have not been met as a result of the delayed filing of the Company’s Annual Reports on Form 20-F for the years 2009, 2008 and 2007.  The Company is also not in compliance with certain reporting, and administrative covenants.  Additionally, certain of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach or default of covenants included in other agreements.  As a result, even though the Company has been current in its payment obligations, the loans, except the one described in Note 14.a.2 above, are callable by the lenders until the Company is in compliance with its Form 20-F filing requirements as well as with all covenants.  In addition, the covenants and undertakings described above restrict the Company’s ability to incur additional debt.

As a result of the foregoing, certain creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them.  Other than the reclassification of certain amounts to current liabilities, the financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted-Average Interest Rate		Amount
	December 31,		December 31,
	2010	2009	2010	2009
In, or linked to, U.S. dollars (1)	2.18%	3.25%	$19,473	$34,905
In Canadian dollars (subject to variable interest rates)	0.00%	3.40%	25	7,921
In Israeli currency – linked to CPI	5.80%	5.89%	39,922	47,677
			$59,420	$90,503

(1)
Includes loans in the amount of $17,787 and $23,898 as of December 31, 2010 and 2009, respectively, which are subject to variable interest rates linked to LIBOR.  The remaining outstanding debt is subject to fixed interest rates.

c.	The debt matures as follows:

December 31,
2010
2011	$13,310
2012	17,547
2013	11,202
2014	11,252
2015	900
Thereafter	5,209
$59,420

As of the date of these financial statements, the Company has met all of its scheduled debt obligations, however, has not been in compliance with certain reporting and other covenants as described above.

For collateral, see Note 15.

NOTE 15: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	December 31,
	2010	2009
Short-term bank credit and short-term loans (1)	$6	$34,256
Long-term debt (including current maturities) (2)	$17,787	$30,529

(1)
Short-term bank credits and short-term loans primarily include $28,100 of debt secured by accounts receivable, inventory and all products and proceeds thereof of Taro U.S.A. at December 31, 2009.  On October 28, 2010, the Company retired the $28,100 outstanding debt principal and $264 of accrued interest.

(2)	Long-term debt primarily includes mortgages secured by facilities in the U.S.A. and Canada.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

For further discussion of collateralized assets see Notes 12 and 14.

NOTE 16: — COMMITMENTS AND CONTINGENT LIABILITIES

a.
Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2015.  The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December 31,
2010
2011	$2,571
2012	2,172
2013	1,586
2014	3,291
2015	265
Thereafter	-
$9,885

Total rent expenses were $3,285, $2,920 and $3,323 for the years ended December 31, 2010, 2009 and 2008, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3% to 5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants.  The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.  The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar.  Commencing in 1999, grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars).  As of December 31, 2010 and 2009, the aggregate contingent liability to the OCS was approximately $11,606 and $12,117, respectively.

Royalty payments to the OCS were $990, $756 and $588 for the years ended December 31, 2010, 2009 and 2008, respectively.

c.	Legal proceedings:

From time to time the Company is subject to litigation arising in the ordinary course of business.  Except for the accrual with respect to the Israeli taxation cases (see c.3 below), no accruals for any lawsuits, to which the Company is party, are required in the financial statements.  Additionally, the Company is party to certain lawsuits disclosed herein; whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

1.	Legal actions commenced by the Company:

i.	Company’s lawsuit related to Special Tender Offer:

For a detailed description of the Company’s lawsuit related to the Sun Offer, see Note 1.b.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

ii.	Company’s lawsuit related to Sun’s failure to disclose information in the Sun Offer:

On September 29, 2009, the Company filed a lawsuit against Sun and certain of its affiliates in the United States District Court for the Southern District of New York alleging among other things, failure to disclose material information in the Sun Offer.  On October 1, 2010, the Court entered a So-ordered Stipulation of Dismissal without prejudice and dismissed all pending motions as moot.

iii.	Company’s lawsuit related to Ireland:

On June 15, 2008, the Company brought a lawsuit in the District Court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations.  This is legacy litigation from the change in control of the Company in September 2010, and the lawsuit, at this time, is dormant.

iv.	Company’s lawsuit related to Ovide® (malathion) Lotion:

On July 27, 2009, the Company filed a lawsuit against Synerx Pharma, LLC, DPT Laboratories, Ltd. and Karalex Pharma, LLC (a subsidiary of Eagle Pharmaceuticals, Inc.) in the United States District Court for New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  This matter was dismissed in early 2011 with no material impact on the Company’s financial position.

2.	Legal actions by certain shareholders:

i.	Templeton’s lawsuits related to proposed Merger Agreement:

Between May and August 2007, Templeton filed three motions which were all dismissed by the District Court related to the Share Purchase and Merger Agreements.  One decision was appealed but then subsequently dismissed on November 15, 2010.

ii.	Sun’s lawsuit related to the termination of the Merger Agreement and enforcement of the Option Agreement:

On June 25, 2008, Sun filed a lawsuit in New York State Court against, among others, the Company and all of its directors, related to the Merger Agreement and the Option Agreement.  On September 29, 2010, Sun discontinued this action against all defendants.

iii.	Sun’s lawsuit related to the issuance of audited financial statements:

On May 14, 2009, Sun and Alkaloida brought a lawsuit against the Company and its directors at the time in the District Court related to the issuance of audited financial statements for the years 2006 and thereafter.  Upon Sun and Alkaloida’s motion, the Court dismissed all claims on October 10, 2010.

iv.	Sun’s litigation relating to the Company’s engagement of Guggenheim Securities, LLC (“Guggenheim”):

On July 27, 2010, certain affiliates of Sun that hold shares in the Company filed an originating motion against the Company with the Haifa District Court requesting a declaratory ruling related to the Company’s engagement of Guggenheim.  Upon Sun’s affiliates’ motion, the Court dismissed all claims on October 10, 2010.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.	Litigations related to Israeli taxation:

i.
The Company has challenged a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro U.S.A.  The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34,000 nominal amount of tax and approximately $19,000 in interest and other charges to be paid by Taro.  In January 2008, the Company filed an appeal against the assessment with the Haifa District Court.  In addition, applications for the conduct of Mutual Agreement Proceedings (“MAP”) pursuant to the Israel-United States tax treaty with respect to this matter have been filed both with the Israel Tax Authority and the U.S. Internal Revenue Service.  MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings.  Based on the opinion of counsel, the Company believes that no Israeli tax liability or withholding obligation arose as a result of the option exercise because both under Israeli tax law and under the Israel/U.S. Tax Treaty, no Israeli tax can be imposed on the employment or service income (including compensatory option gains) of United States residents derived from employment or services performed in the United States.

ii.
On December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003.  The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is more likely than not (see Note 18).

4.	Other Legal Actions:

i.
On November 10, 2004, the Company was sued in the Superior Court of New Jersey in Atlantic County along with other defendants in a purported class action lawsuit for alleged personal injuries related to defendants’ sale of amiodarone.  On June 9, 2010, the class action case was dismissed with prejudice, with a window of 150 days for individual claimants to file lawsuits.  Only one suit was commenced against the Company.  In early 2011, an agreement to resolve this matter was reached which will have no material impact on the Company’s financial position.

ii.
A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay.  In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits.  The hearing of the lawsuits was consolidated with the hearing of another lawsuit filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River.  The proceedings are currently in different stages, during which the parties present the evidence in the cases to the court.

iii.
On March 7, 2011, the Company was sued by The Blackstone Group L.P. (“Blackstone”) in the Supreme Court of the State of New York, County of New York.  The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company.  Blackstone seeks approximately $6.3 million in fees and expenses.  The proceedings are in the very early stages and the Company denies liability in the matter.

d.
In 2008, the Company entered into severance agreements tied to change in control, with certain executives whereby each executive would receive salary and benefits for a period of time if terminated after a change in control.  In November 2010 and April 2011, the Company terminated employment of certain of these executives.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

e.	Licensing Agreements:

1.
In May 2010, Taro and Quinnova Pharmaceuticals, Inc. entered into an agreement to co-promote Taro’s Topicort and desoximetasone products.  Under the terms of the arrangement, Taro manufactured and Quinnova co-promoted the products.  The parties mutually agreed to terminate the agreement in January 2011.

2.
In May 2010, Taro and Glenmark Generics Inc., USA, a wholly owned subsidiary of Glenmark Generics Ltd., India (“Glenmark”), entered into an exclusive license and supply agreement for a branded product.  Glenmark Generics Inc., USA manufactures the product and Taro distributes the product to customers.  Taro made an up-front payment of $2,500 for distribution rights and an additional amount of $2,500 upon the first shipment to customers, for a total of $5,000, which is being amortized over six years.  Taro also pays royalties based on the amounts of sales to its customers.

f.	Other:

a.
Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states.  For multiple source drugs, Federal reimbursements to states for the Federal share of those payments are subject to a Federal upper limit (FUL) ceiling.  Health care reform legislation enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the FULs so that, effective October 1, 2010,the methodology is based on the weighted average of the average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically equivalent multiple source drugs.  The legislation also, effective October 1, 2010, changed the definition of AMP to exclude sales to certain customer classes that were previously included.  In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state.  The amount of the rebate is based on the AMP of the drug.  Besides changing the definition of AMP, the health care reform legislation increased the minimum Medicaid Rebate, effective January 1, 2010.

NOTE 17: — SHAREHOLDERS’ EQUITY

a.	Pertinent rights and privileges of ordinary shares:

1.	100% of the rights to profits are allocated to the ordinary shares.

2.	100% of the dissolution rights are allocated to the ordinary shares.

3.	Two-thirds of the voting power of all of the Company’s shares is allocated to the ordinary shares.

b.	Founders’ shares:

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

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant.  As of December 31, 2010, none of the options granted include stock appreciation rights.  The options are granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant.  Each option entitles its holder the right to purchase one ordinary share.  As of December 31, 2010 and 2009, an aggregate of 11,325 and 38,575 options in respect of the 1991 plan were outstanding, respectively, and no further options in respect of the 1991 plan are available for future grants.  The Company issues new shares to employees and associates exercising their stock options.

2.
The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000.  As of December 31, 2010, none of the options granted include stock appreciation rights.  The options are granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant.  Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments).  As of December 31, 2010 and 2009, an aggregate of 579,855 and 960,330 options in respect of the 1999 plan were outstanding, respectively, and as of March 10, 2009, no further options in respect of the 1999 plan are available for future grants.  The Company issues new shares to employees and directors exercising their stock options.

3.	A summary of the Company’s stock option activity (except options to non-employees) and related information for the year ended December 31, 2010 is as follows:

			Weighted-
			average	Weighted-
	Number of	Exercise	exercise	average remaining	Aggregate
	options	price	price	contractual terms	intrinsic value
		$	$	(in years)
Outstanding at December 31, 2009	998,905	$2.38 - $68.51	$26.18
Exercised	(44,975)	$2.44-$12.91	$4.14
Forfeited	(362,750)	$2.44-$66.95	$29.47
Granted	-	-	$-
Outstanding at December 31, 2010	591,180	$2.38 - $68.51	$25.84	2.59	$480
Exercisable at December 31, 2010	557,080		$26.56	2.44	$462
Vested and expected to vest at December 31, 2010	375,343		$25.07	2.58	$392

There were 44,975 options exercised in the year ended December 31, 2010.  Total intrinsic value of options exercised in the year ended December 31, 2010 was approximately $410.  There were 49,000 options exercised in the year ended December 31, 2009.  Total intrinsic value of options exercised in the year ended December 31, 2009 was approximately $261.

As of December 31, 2010, there was $21 of unrecognized compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan.  The unrecognized cost is expected to be recognized over a weighted-average period of 0.06 years for the year ended December 31, 2010.  As of December 31, 2009, there was $380 of unrecognized compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan.  The unrecognized cost is expected to be recognized over a weighted-average period of 0.92 years for the year ended December 31, 2009.  For the years ended December 31, 2010, 2009 and 2008 the Company recognized $285, $307 and $322, respectively, in stock-based compensation expense.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The number of options exercisable as of December 31, 2010, 2009 and 2008 are 557,080, 874,055 and 906,905, respectively.  The weighted-average exercise prices for the options exercisable as of December 31, 2010, 2009 and 2008 are $26.56, $27.67 and $26.56, respectively.

The stock options outstanding and exercisable as of December 31, 2010 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
		Weighted-
	Outstanding	average	Weighted-	Exercisable	Weighted-
Range of	as of	remaining	average	as of	average
exercise	December 31,	contractual	exercise	December 31,	exercise
price	2010	life	price	2010	price
		(in years)	$		$
$2.38 – $10.00	20,200	0.00	$3.43	20,200	$3.43
$10.01 – $20.00	197,250	2.50	$13.23	163,150	$13.09
$20.01 – $30.00	151,000	3.22	$24.22	151,000	$24.22
$30.01 – $40.00	152,680	2.27	$33.47	152,680	$33.47
$40.01 – $68.51	70,050	2.92	$54.63	70,050	$54.63
	591,180	2.59	$25.84	557,080	$26.56

4.	The weighted-average price and fair values for options granted were:

	Granted below market price			Granted equal to market price
	Year ended December 31,			Year ended December 31,
	2010	2009	2008	2010	2009	2008
Weighted-average exercise price	$-	$-	$-	$-	$9.50	$7.70
Weighted-average fair value on the date of grant	$-	$-	$-	$-	$9.02	$4.10

5.	There were 18,000 stock options exercised by non-employees, at an exercise price of $3.39 per share, during the year ended December 31, 2010.

d.	Dividends:

The Company may declare and pay dividends from retained earnings (as for restrictions on dividend distribution, see Note 18.d).

e.	Net income per share:

	Year ended December 31, 2010			Year ended December 31, 2009			Year ended December 31, 2008
	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount

Basic EPS:	$64,078	40,271,669	$1.59	$114,023	39,232,270	$2.91	$30,521	39,200,342	$0.78

Effect of dilutive securities:
Stock options	-	68,169	-	-	55,141	-	-	76,399	-
Sun Stock Warrants	-	1,510,486	-	-	1,280,436	-	-	1,146,060	-
Diluted EPS:	$64,078	41,850,324	$1.53	$114,023	40,567,847	$2.81	$30,521	40,422,801	$0.76

f.	2000 Employee Stock Purchase Plan:

In May 2000, the Company’s Board approved and implemented the 2000 Employee Stock Purchase Plan (“2000 Plan”), which was approved at an Extraordinary General Meeting of Shareholders held on May 2, 2001.  The purpose of the 2000 Plan is to provide employees of the Company and those of its subsidiaries, designated by the Board, an opportunity to purchase ordinary shares.  The maximum number of shares issuable under the 2000 Plan is 500,000 ordinary shares, subject to adjustment.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Under the terms of the 2000 Plan, participating employees accrue funds in an account through payroll deductions during six month offering periods.  Eligible employees can have up to 10% of their earnings withheld, up to a maximum of $25,000 annually.  The funds in this account are applied at the end of such offering periods to purchase ordinary shares at a 15% discount from the closing price of the ordinary shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower.  As of December 31, 2008, participating employees purchased an aggregate of $4,465 of newly issued ordinary shares, at a weighted-average exercise price of $7.73.  This plan was terminated during 2008.

The amount of consideration received from participating employees for the year ended December 31, 2008 was $35.  As noted above, this plan was terminated during 2008.

 Subsequent to December 31, 2006, the Company decided to suspend the 2000 Plan until the Company was in compliance with SEC regulations to issue shares and allowed employees to withdraw funds owed to them by the plan.  In accordance with SFAS No. 123(R), the 2000 Plan is compensatory, and as such, results in recognition of compensation costs.  As noted above, this plan was terminated during 2008.  For the year ended December 31, 2008 the Company recognized $6 of compensation expenses in connection with the 2000 Plan.

NOTE 18: — INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income).  Such an elective obligates the Company for three years.  Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in U.S. dollars.  After the initial three-year term, the Company has to make the election on an annual basis.  Through taxable year 2010, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

b.	Tax rates applicable to the income of the Israeli companies in the Group:

1.
Generally, Israeli companies are subject to corporate tax on taxable income.  On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other things, a gradual decrease of the corporate tax rate in Israel up to 25% for the tax year 2010 and beyond.  However; the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

2.
On July 14, 2009, the Knesset approved new legislative Amendments to implement the economic program for 2009 - 2010, which states, among other things, the further gradual reduction of corporate tax rate in Israel to the following tax rates: in 2009 – 26%, in 2010 – 25%, in 2011 – 24%, in 2012 – 23%, in 2013 – 22%, in 2014 – 21%, in 2015 – 20% and in 2016 and thereafter – 18%.

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

The period of tax benefits, described above, is subject to a limit of 12 years from commencement of production or 14 years from the date of receiving the “Approved Enterprise” status, whichever occurs earlier.

The Company has five “Approved Enterprise” plans.  Under the approved plans, the undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of two to four years, and the Company will be eligible for a reduced tax rate of between 10% and 25% for an additional six to eight years.  Notwithstanding the foregoing, the Company’s undistributed income will be eligible for a reduced tax rate for an additional five years. Under the fourth plan, which was filed in January 2010, and is pending approval, the undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan and the Company will be eligible for a reduced tax rate of between 10% and 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years thereafter.  The Company expects to receive approval for this plan.  The fifth plan is according to the new “Approved Enterprise” plan which do not need approval and its benefits start in 2010.  The undistributed income will be exempt from corporate tax for a period of two years and another eight years of 10% - 25% tax.  The first two plans already finished their benefit periods.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises.  In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.  As of December 31, 2010, management believes that the Company is meeting all of the aforementioned requirements.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

For 2010, income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 25% (see b above).

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

However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.  Therefore, the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment.  As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.  As of December 31, 2009, the Company did not generate income under the provisions of the new law. The amendment also added section 85a which gives the Minister of Finance the authority to legislate regulation which determines the price in international transactions between related parties (known as transfer pricing issue).

Recently, new legislation amending the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. Certain “Special Industrial Companies” that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

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

f.	Income from continuing and discontinued operations before income taxes comprises of the following:

	Year ended December 31,
	2010	2009	2008

Domestic (Israel)	$37,371	$35,836	$23,605
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	37,657	11,258	20,457
Income from continuing and discontinued operations before taxes	$75,028	$47,094	$44,062

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

g.	Taxes on income comprise of the following:

	Year ended December 31,
	2010	2009	2008

Current taxes	$7,021	$8,263	$13,158
Prior years' taxes	(3,264)	271	498
Deferred income taxes	6,720	(78,191)	(115)
	$10,477	$(69,657)	$13,541

Domestic	$1,400	$6,609	$2,726
Foreign	9,077	(76,266)	10,815
	$10,477	$(69,657)	$13,541

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $1,751 and $1,369 for the years ended December 31, 2010 and 2009, respectively.  Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

	Year ended December 31,
	2010	2009	2008

Income from continuing and discontinued operations before taxes	$75,028	$47,094	$44,062
Statutory tax rate	25%	26%	27%
Theoretical tax	$18,757	$12,244	$11,897

Deferred tax in respect of losses for which valuation allowance was provided	(1,062)	3,000	915
Tax (benefit) in respect to prior years	(14)	280	21
“Approved Enterprise” benefit (1)	(5,199)	(5,332)	(5,053)
Effect of different tax rates in other countries	414	186	5,871
Non-deductible expenses	(912)	2,609	4,373
Canadian tax benefits in respect of research and development expenses	(1,462)	(1,369)	(1,099)
Utilization of net operating losses	-	(2,969)	(15,187)
Deferred tax asset on temporary differences for which a valuation allowance was provided	52	(1,693)	12,010
Reversal of valuation allowance against deferred tax assets in the U.S.	-	(76,694)	-
Other	(97)	81	(207)
Income taxes in the Statements of Operations	$10,477	$(69,657)	$13,541

(1)	Per share tax benefit resulting from the income exemption:

	Year ended December 31,
	2010	2009	2008

Basic	$0.13	$0.14	$0.13
Diluted	$0.12	$0.13	$0.13

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

i.	Current taxes are calculated at the following rates:

	Year ended December 31,
	2010	2009	2008

On Israeli operations (not including “Approved Enterprise”)	25.0%	26.0%	27.0%
On U.S. operations *	35.0%	35.0%	35.0%
On Canadian operations *	31.0%	33.0%	33.5%
On U.K. operations *	26.0%	28.0%	28.5%
On Ireland operations *	12.5%	12.5%	12.5%

* The U.S., U.K., Irish and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence.  The Canadian subsidiary qualifies for research and development tax credits and manufacturing and processing credits, thereby reducing its effective tax rate.

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward losses.

	December 31,
	2010	2009
Deferred tax assets:
Net operating loss carryforward	$32,948	$44,123
Deferred revenue	2,368	2,029
Property, plant, and equipment	1,959	1,749
Accrued expenses	38,647	33,261
Bad debt allowance	11	83
Amortization and impairment	8,003	8,908
Other, net	5,631	5,977
Total deferred tax assets	89,567	96,130
Valuation allowance for deferred tax assets	(15,222)	(13,542)
Net deferred tax assets	74,345	82,588
Deferred tax liabilities:
Property, plant, and equipment	(2,393)	(3,238)
Amortization	18	(10)
Other, net	(302)	(875)
Total deferred tax liabilities	(2,677)	(4,123)
Net deferred tax assets (liabilities)	$71,668	$78,465
Domestic	$3,577	$3,847
Foreign	68,091	74,618
	$71,668	$78,465

The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2010	2009
Among current assets (“other receivables and prepaid expenses”)	$37,855	$32,069
Long-term deferred income tax assets	36,490	50,520
Among short-term liabilities	(335)	(311)
Among long-term liabilities	(2,342)	(3,813)
	$71,668	$78,465

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

k.	Carryforward tax losses:

1.	The Company:

As of December 31, 2010, one of the Israeli subsidiaries has carryforward tax losses in the amount of $964.

2.	Canadian subsidiary:

As of December 31, 2010, this subsidiary has no carryforward tax losses.

3.	U.K. subsidiary:

As of December 31, 2010, this subsidiary has carryforward tax losses of $11,090, which may be carried forward and offset against taxable income for an indefinite period in the future.  As discussed in Note 2.q, there is a full valuation allowance provided against these losses.

4.	Irish subsidiary:

As of December 31, 2010, this subsidiary has carryforward tax losses of $56,874.  Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines.  As discussed in Note 2.q., a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of December 31, 2010, this subsidiary has carryforward tax losses of $68,910 resulting from prior years U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares.  These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 through 2026.  The Company estimates that it will utilize $36,500 of such losses on its adjusted 2010 tax returns.  The Company’s U.S. subsidiary has been examined by the U.S. tax authorities through 2008; however due to the fact that the U.S. subsidiary has a net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities from 2002 onward, but only to the extent of the amount of the net operating loss carryforward.  As long as these net operating losses are available, the Company believes its U.S. subsidiary will not have significant tax assessments as a result of the examination.  As discussed in Note 2.q, the Company reversed $76,694 of the valuation allowance in 2009.

6.	Hungarian subsidiary:

As of December 31, 2010, this subsidiary has carryforward tax losses of $551, which may be carried forward and offset against taxable income for an indefinite period in the future.  As discussed in Note 2.q, there is a full valuation allowance provided against these losses.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

m.
At December 31, 2010, deferred income taxes were not provided for on a cumulative total of $121,132 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.  Taro Canada intends to invest these earnings indefinitely in its operations.

n.
Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.  At December 31, 2010, the Company reversed $4,270 of withholding tax accruals due to the favorable treaty provisions realized from the assignment of intercompany loans to its Hungarian subsidiary.

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

The Company is now in the process of a tax audit for the years 2004-2006, Taro Research Institute Ltd. is now in the process of a tax audit for the year 2006, Taro International Ltd. is now in the process of a tax audit for the years 2004-2007.

The Company's U.S. subsidiary has been examined by U.S. tax authorities through 2008; however, due to the fact that the U.S. subsidiary has a net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities only to the extent of the amount of the net operating loss carryforward.  As long as these net operating losses are available, the Company believes its U.S. subsidiary will not have any tax assessments.

The Company completed its tax assessments with the Canadian tax authorities for the years through 2003.  The Company’s tax provision was adequate to satisfy these assessments.  The Company remains subject to examination by the Canadian tax authorities for years 2004 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

p.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.q).

	December 31,
	2010	2009
Unrecognized tax benefits balance at beginning of year	$19,961	$17,626
Increases as a result of positions taken in prior period	260	673
Decreases as a result of positions taken in prior period	(27)	(109)
Increases as a result of positions taken in current period	1,594	2,736
Decreases due to expiration of statute of limitations	(671)	(965)
Unrecognized tax benefits at end of year	$21,117	$19,961

The total amount of interest and penalties recognized on the consolidated statement of operations for the years ended December 31, 2010 and 2009 were $1,296 and $554, respectively.  The total amount of interest and penalties recognized on the consolidated balance sheet at December 31, 2010 and 2009 were $3,779 and $2,459, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $21,117 and $19,961 at December 31, 2010 and 2009, respectively.

Taro Canada and the Israeli company have the 2004 and 2005 tax years currently under examination.

The Company, to the best of its knowledge, believes $7,000 of its uncertain tax positions are reasonably likely to decrease within the next 12 months.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 19: — SELECTED STATEMENTS OF INCOME DATA

	Year Ended December 31,
	2010	2009(*)	2008(*)

Sales by location of customers :
Israel	$19,589	$21,373	$22,194
Canada	44,169	32,775	36,301
U.S.A.	305,858	278,301	255,531
Other	22,919	23,487	13,325
	$392,535	$355,936	$327,351
Selling, marketing, general and administrative expenses:
Selling and marketing	$41,673	$36,624	$35,330
Advertising	6,827	5,505	6,979
General and administrative *	59,402	58,215	54,816
	$107,902	$100,344	$97,125
* Including provision for doubtful accounts	$(473)	$75	$286

Financial expenses:
Interest and exchange differences on long-term liabilities	$5,252	$1,656	$10,515
Income in respect of deposits	(985)	(1,473)	(750)
Expenses in respect of short-term credit	2,291	2,792	4,060
Foreign currency transaction losses (gains)	5,282	10,600	(15,579)
	$11,840	$13,575	$(1,754)

(*) Adjusted for the discontinued operations of the Irish subsidiary.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 20: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products.  Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments”.

	Israel	Canada*	U.S.A.	Other **	Consolidated **
Year ended December 31, 2010 and as of
December 31, 2010:
Sales to unaffiliated customers ***	$19,589	$44,169	$305,858	$22,919	$392,535
Long-lived assets ****	$99,353	$45,718	$45,334	$3,247	$193,652
Year ended December 31, 2009 and as of
December 31, 2009:
Sales to unaffiliated customers ***	$21,373	$32,775	$278,301	$23,487	$355,936
Long-lived assets ****	$104,877	$49,530	$42,283	$7,626	$204,316
Year ended December 31, 2008 and as of
December 31, 2008:
Sales to unaffiliated customers ***	$22,194	$36,301	$255,531	$13,325	$327,351
Long-lived assets ****	$110,671	$49,656	$43,998	$13,191	$217,516

*	Includes operations in both Canada and Cayman Islands.
**	Adjusted for the discontinued operations of the Irish subsidiary.
***	Based on customer's location.
****	Includes property, plant and equipment, net; goodwill and intangible assets, net.

b.
For the year ended December 31, 2010, the Company had net sales to three different customers of 15.9%, 11.0% and 10.5% of consolidated net sales. For the year ended December 31, 2009, the Company had net sales to two different customers of 15.5% and 11.0% of consolidated net sales.  For the year ended December 31, 2008, the Company had net sales to a single customer of 16.7% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total sales for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
Category	2010	2009	2008
	%
Dermatological and topical	60	57	67
Cardiovascular	14	15	12
Neuropsychiatric	14	16	8
Anti-inflammatory	5	5	5
Other	7	7	8
Total	100	100	100

NOTE 21:          DISCONTINUED OPERATIONS

a.
During 2010, the Company’s management decided to sell the Irish facility.  The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated statements of operations and prior periods results have been reclassified accordingly.

b.	The following is the composition from discontinued operations:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2009	2008

Sales, net	$(931)	$(1,705)	$(1,685)
Cost of sales	3,278	7,682	8,834
Gross loss	2,347	5,977	7,149
Operating expenses:
Research and development, net	267	940	1,364
Selling, marketing, general and administrative	921	1,858	1,900
Operating loss	3,535	8,775	10,413
Financial expenses, net	(3,139)	2,952	2,549
Other gain, net	(44)	(13)	(586)
Loss before income taxes	352	11,714	12,376
Tax expense	-	-	-
Net loss from discontinued operations	$352	$11,714	$12,376

NOTE 22: — SUBSEQUENT EVENTS

a.
On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. ("Suven") in the United States District Court of New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  The suit alleges that Suven's abbreviated new drug application seeking approval from the U.S. Food and Drug Administration to sell its own malathion lotion infringes Taro's patent.

b.
On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees.  The Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term.  The Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.  Additionally, the Agreement, inter alia, provides for a one-time payment of $1,500 (payable in NIS) to be divided among Taro’s Israeli employees as of the date of the Agreement.  This amount has been accrued as of December 31, 2010.

c.	Stock options:

Between January 1, 2011 and May 25, 2011 no stock options were granted to the Company’s directors.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Inventory Obsolescence

		Additions —	Foreign
	Balance at	Charged to	currency	Deductions —
	beginning of	costs and	translation	Write-offs of	Balance at end of
Year	period	expenses	adjustments	Inventory	period
2010	$12,006	$6,693	$181	$(7,976)	$10,904
2009	$15,726	$6,762	$441	$(10,923)	$12,006
2008	$12,435	$5,704	$(614)	$(1,799)	$15,726

Allowance for Doubtful Accounts

		Additions —
	Balance at	Charged to
	beginning of	costs and	Deductions —	Balance at end of
Year	period	expenses	Write-offs	period
2010	$547	$(473)	$-	$74
2009	$630	$75	$(158)	$547
2008	$741	$286	$(397)	$630

S-1