Form 20-F
period 2007-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2011-09-22
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

39,195,869 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were outstanding as of December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes ☐ No

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
☐ Item 17 ☐ Item 18

If this is an anual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

INTRODUCTION

We, among other things, develop, manufacture and market prescription and over-the-counter (“OTC”) pharmaceutical products, primarily in the United States, Canada and Israel.  We also develop and manufacture active pharmaceutical ingredients (“APIs”), primarily for use in our finished dosage form products.  We were incorporated in 1959 under the laws of the State of Israel.  In 1961, we completed the initial public offering of our ordinary shares in the United States.  Our ordinary shares are quoted on the Pink Sheets Electronic Quotation Service (the “Pink Sheets”), under the symbol “TAROF.”

As used in this Annual Report on Form 20-F for the year ended December 31, 2007 (the “2007 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its affiliates and subsidiaries, unless otherwise indicated.

This 2007 Annual Report is being filed in respect of the year ended December 31, 2007, and contains the audited consolidated financial statements for the year then ended.  To disclose information of the latest practicable date and to provide material information to shareholders, this 2007 Annual Report discloses events and other information occurring after the fiscal year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2007 Annual Report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 in particular with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D – Key Information: Risk Factors” and elsewhere in this Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2007 Annual Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2007 Annual Report may not total correctly due to rounding of numbers.  References to a particular fiscal year are to the period ended December 31 of such year.

With respect to selected financial data included in Item 3 of this Annual Report and other information covering the five most recent financial years, we were not able to provide the financial data for the earliest year of the five year period (2003) without unreasonable effort and expense due to various factors including difficulty in obtaining computerized data and other information necessary to restate such period.  Therefore, we were not able to include the selected financial data for the 2003 year.

All references in this 2007 Annual Report to “dollars,” or “$,” are to United States dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2011, was NIS 3.48 per $1.00.  The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2011, was $0.97 Canadian dollar per $1.00.  No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.
____________________
(1) As published by The Bank of Israel.
(2) As published by The Bank of Canada.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2007 and 2006, and for each of the years ended December 31, 2007, 2006 and 2005, from our audited consolidated financial statements set forth elsewhere in this 2007 Annual Report that have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005 and 2004 from our audited consolidated financial statements not included in this annual report.  During 2010, we decided to sell our Irish facility.  As we did not meet disclosure requirements under FASB ASC 205, “Presentation of Financial Statements – Discontinued Operations” until fiscal year 2010, there is no disclosure or comparative adjustments to prior years in the financial statements until the 2010 Annual Report.  You should read the selected consolidated financial data together with “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2007 Annual Report.

As described in this 2007 Annual Report under the heading, “Presentation of Financial Information,” we were not able to provide the financial data for the earliest year of the five year period (2003) without unreasonable effort and expense due to various factors including difficulty in obtaining computerized data and other information necessary to restate such period.

	Year Ended December 31,
	2007	2006	2005		2004
	(In thousands of U.S. dollars except per ordinary share data)

Consolidated Statements of Operations Data:
Sales, net	$319,554	$252,269	$288,623		$270,988
Cost of sales	133,229	123,516	122,615		127,539
Impairment	170	25,862	-		-
Gross profit	186,155	102,891	166,008		143,449
Operating expenses:
Research and development, net	29,817	36,273	45,714		41,956
Selling, marketing, general and administrative	97,274	109,048	110,748		130,392
Impairment	-	27,923	-		-
Total operating expenses	127,091	173,244	156,462		172,348
Operating income (loss)	59,064	(70,353)	9,546		(28,899)
Financial expenses, net	22,816	11,454	7,985		4,812
Other gain, net	4,300	-	-		-
Income (loss) before income taxes	40,548	(81,807)	1,561		(33,711)
Tax expense	6,212	872	1,477		3,776
Net income (loss)	$34,336	$(82,679)	$84		$(37,487)

Net income (loss) per ordinary share:
Basic	$0.99	$(2.82)	$-	(*)	$(1.29)
Diluted	$0.98	$(2.82)	$-	(*)	$(1.29)
Weighted-average number of ordinary shares used to compute net income (loss) per share:
Basic	34,725	29,347	29,250		29,058
Diluted	35,215	29,347	29,590		29,058

(*) Amount is less than $0.01

	As of December 31,
	2007	2006	2005	2004
	(In thousands of U.S. dollars)
Consolidated Balance Sheets Data:
Working capital (deficiency)	$(24,448)	$(130,182)	$(52,874)	$(5,821)
Property, plant and equipment, net	211,929	219,753	246,251	220,204
Total assets	483,353	424,690	548,217	570,265
Short-term debt, including current maturities of long-term debt	140,340	147,754	109,077	76,454
Long-term debt	76,361	90,377	152,849	177,119
Shareholders’ equity	153,238	49,783	128,069	127,485

Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future.  We intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

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

We may fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  If we fail to maintain adequate internal controls, we may not be able to ensure that we can conclude that we have effective internal controls over financial reporting.  Our Management believes that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2007, as a result of the material weaknesses in our internal control over financial reporting that existed as of year-end 2007.  While we have undertaken remedial steps, we may identify additional material weaknesses or significant deficiencies in our future internal controls over financial reporting.  See Item 15 – “Controls and Procedures” below.

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

We are not in compliance with certain covenants contained in some of our loan agreements and two creditors have the right to elect to accelerate their indebtedness.

Although we are current with respect to our payment obligations under our various loan agreements, we are not in compliance with certain covenants and other provisions contained in certain loan agreements.  As a result of the foregoing, two creditors have the right to accelerate our indebtedness and could elect to proceed against the collateral granted to them to secure such indebtedness.  In the event such indebtedness is accelerated, Management believes we have sufficient capacity to satisfy such obligations.

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

In addition, because we market a controlled substance in the United States and other controlled substances in Israel, we must meet the requirements of the United States Controlled Substances Act and its equivalent in Israel, as well as the regulations promulgated thereunder in each country.  These regulations include stringent requirements for manufacturing controls, importation, receipt and handling procedures and security to prevent diversion of, or unauthorized access to, the controlled substances in each stage of the production and distribution process.  The United States Drug Enforcement Administration (“DEA”) and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the United States Controlled Substances Act and its equivalents in Israel and Canada.  Any failure to comply with these laws and regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of our DEA registration (or Israeli or Canadian equivalent), injunctions, or civil or criminal penalties.

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

In February 2009, our Canadian manufacturing facility received a Warning Letter from the FDA (the “Warning Letter”) expressing concern identified during a July 2008 inspection about certain quality control systems, including failure to complete investigations of quality issues in a timely manner.  The Company has corrected the specific observations cited during the July 2008 inspection and in the Warning Letter, and, to ensure its products meet all requirements, has improved its ability to adhere to cGMPs by adding additional qualified personnel, engaging outside experts and adding new procedures to resolve any systemic issues and prevent recurrence.  The observations cited in the Warning Letter did not relate to any of the Company's other facilities.  A formal cGMP re-inspection was conducted by the FDA in February 2011 to evaluate the effectiveness of corrective actions undertaken by Taro and the FDA announced in April 2011 that the site has an acceptable regulatory status and issues were considered resolved.  Additionally, Health Canada inspected the facility in early 2011 and rated it as compliant.

Regulatory Authorities may require New Drug Applications for products marketed under the Drug Efficacy Study Implementation Review and Compliance Policy.

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

In addition, the Acts require CMS to publish and provide states with the weighted-average monthly AMPs for multiple source drugs.  CMS has encouraged state Medicaid programs to utilize these AMPs as a benchmark for prescription drug reimbursement in place of the widely used benchmark of average wholesale price.  CMS has not yet begun to make weighted average AMPs available to the states or the public.  When implemented, the disclosure may have the effect of reducing Medicaid reimbursement rates.  Moreover, we cannot predict how the public disclosure of this information may affect competition in the market place.

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

We face the risk of loss resulting from, and adverse publicity associated with, product liability lawsuits, whether or not such claims are valid.  We may not be able to avoid such claims.  In addition, our product liability insurance may not be adequate to cover such claims and we may not be able to obtain adequate insurance coverage in the future at acceptable costs.  A successful product liability claim that exceeds our policy limits could require us to pay substantial sums.  In addition, product liability coverage for pharmaceutical companies is becoming more expensive and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our existing coverage.

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

While the majority of the Company’s products are either synthesized by the Company itself or are derived from multiple source materials, some raw materials and certain products are obtained from single domestic or foreign suppliers.  Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute raw materials or products.  For most raw materials we do not have any long-term supply agreements and therefore we are subject to the risk that our suppliers of raw materials may not continue to supply us with raw materials on satisfactory terms or at all.

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

Expanding our focus beyond generic products and broadening our product pipeline to include new proprietary products may require additional internal expertise or external collaboration in areas in which we do not have substantial resources and personnel.  Also, we may not have sufficient financial resources to complete certain clinical studies, and thus be unable to receive regulatory approval or commercialize these products.  We may have to enter into collaborative arrangements with others that may require us to relinquish rights to some of our technologies or products that we would otherwise pursue independently.  We may not be able to acquire the necessary expertise or enter into collaborative agreements on acceptable terms, if at all, to develop and market new proprietary products.

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

Our success depends, in large part, on our ability to protect our existing and future technologies and products and to defend our intellectual property rights.  If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours.  Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States.  Some patent applications in the United States are maintained in secrecy until the patent is issued.  Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of our discoveries.  Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products.  Patents that are issued may be challenged, invalidated or circumvented by our competitors.  Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.  Where trade secrets are our sole protection, we may not be able to prevent third-parties from marketing generic equivalents to our products, reducing prices in the marketplace and reducing our profitability.

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

One of our directors, and members of his immediate family control approximately 77.5% of the voting power in our Company.

Dilip Shanghvi and members of his immediate family control, through their beneficial ownership of approximately 66.3% of outstanding ordinary shares and 100% of founders’ shares through Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its affiliates (together with its affiliates, “Sun”), approximately 77.5% of the voting power in our Company.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes.  The Company owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as the Company may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with the Company’s preference, TDC could prevent the Company from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for approximately 81% of the Company’s consolidated revenue during 2007, approximately 76% during 2006 and approximately 84% during 2005.

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

The recent financial crisis and uncertainty in global economic conditions could negatively affect the Company’s operating results.

The financial crisis and uncertainty in global economic conditions have resulted in substantial volatility in the credit markets and a low level of liquidity in many financial markets.  These conditions may result in a further slowdown to the global economy that could affect the Company’s business by reducing the prices that drug wholesalers and retailers, hospitals, government agencies and managed healthcare providers may be able or willing to pay for the Company’s products or by reducing the demand for the Company’s products, which could in turn negatively impact the Company’s sales and revenue generation and result in a material adverse effect on the Company’s business, cash flow, results of operations, financial position and prospects.

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

We may be affected by fluctuations in Isareli currency exchange rates.

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, is incurred in NIS.  As a result, the cost of our operations in Israel, as measured in United States dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS.  During the year-ended December 31, 2007, the value of the NIS increased 9.0% with respect to the United States dollar.  This increase did not have a material impact on the United States dollar-measured results of operations; however a material exchange rate fluctuation could adversely affect our United States dollar-measured results of operations.  We have experienced material impacts on our United States dollar-measured results of operations in previous years as a result of exchange rate fluctuations.

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

A substantial portion of our expenses, primarily labor and occupancy expenses in Canada, is incurred in Canadian dollars.  As a result, the cost of our operations in Canada, as measured in United States dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Canada.  During the year-ended December 31, 2007, the value of the Canadian dollar increased 15.2% with respect to the United States dollar.  This increase in the value of the Canadian dollar has had the effect of increasing the United States dollar cost of our goods manufactured in Canada.  If the United States dollar cost of our operations in Canada continues to increase, our United States dollar-measured results of operations will continue to be adversely affected.

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

In 1961, we completed the initial public offering of our ordinary shares, which are quoted on the Pink Sheets under the symbol “TAROF.”  In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd. (“TPIL”).  In 1981, we sold 37% of our interest in TPIL.  In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company.  In July 2001, we completed a split of our ordinary shares by distributing one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding.  In October 2001, we sold 3,950,000 of our ordinary shares, and shareholders sold 1,800,000 of our ordinary shares, in a public offering.

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

Capital Expenditures

During 2007, 2006 and 2005, our capital expenditures were $6.0 million, $21.9 million and $47.3 million respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•
the continuing construction of the manufacturing facility in Israel during 2005 of which portions remained unfinished during 2006.  Part of buildings and certain equipment were utilized for commercial production beginning in the first quarter of 2006;

•	the acquisition of additional production and packaging equipment; and
•	the upgrade of our information technology systems.

For a detailed presentation of our property, plant and equipment, see Note 6 to our consolidated financial statements included elsewhere in this 2007 Annual Report.  Also see Item 4.D – “Property, Plant and Equipment.”

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

Warfarin sodium tablets are sold under the Coumadin® brand-name by us in Israel, and as generic warfarin sodium tablets in the United States, Canada, the United Kingdom and elsewhere.  This product group accounted for approximately 11.6% of our sales in 2007.

As of March 31, 2011, 24 of our ANDAs were being reviewed by the FDA. In addition, there are several products for which either development or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications under review at the FDA will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after the granting of approval to us.

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

Products

As of March 31, 2011,  we market more than 180 pharmaceutical products in over 20 countries.  The following table represents some of our key product groups and the major markets in which they are sold:

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

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated net sales for each period:

	2007		2006		2005

	Sales	% of	Sales	% of	Sales	% of
	in thousands	total sales	in thousands	total sales	in thousands	total sales
U.S.A.	$258,519	81%	$192,785	76%	$243,416	84%
Canada	34,913	11%	37,266	15%	26,420	9%
Israel	17,362	5%	14,942	6%	15,243	5%
Other	8,760	3%	7,276	3%	3,544	2%
Total	$319,554	100%	$252,269	100%	$288,623	100%

In 2007, revenue in the United States accounted for 81% of total consolidated net sales.  In addition to marketing prescription drugs, Taro U.S.A. markets its generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  During 2007, we sold to approximately 142 customers in the United States.  The following table represents sales to our two largest customers as a percent of consolidated sales during the last three years:

Customer	2007	2006	2005
Customer A	15.8%	*	23.0%
Customer B	10.1%	12.0%	*

* Less than 10%

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro U.S.A. in 2007:
Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	35%
Generic drug distributors	23%
Mass merchandisers food and retail chains	13%
Managed care organizations	6%
Other	4%

In 2007, sales in Israel accounted for 5% of our total consolidated net sales.  The marketing, sale and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

In 2007, sales to other international markets accounted for approximately 3% of consolidated net sales.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Israel and other international markets in 2007:

Percentage of
Customer Type	Consolidated Sales
Institutional	3%
Private	1%
Other international	4%

In 2007, sales in Canada accounted for 11% of our total consolidated net sales.  During 2007, Taro Canada had approximately 172 customers.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Canada in 2007:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	10%
Drug chains, independent pharmacies and others	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner.  As a result, in each of 2005, 2006 and 2007, backorders generally represented less than 5% of our consolidated sales.

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

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb, GlaxoSmithKline, Medicis Pharmaceutical, Novartis, Pfizer/Wyeth and Merck/Schering-Plough, as well as with generic companies such as Altana (now Nycomed), Teva Pharmaceuticals U.S.A. (now including Barr Laboratories) (“Teva”), Mylan Laboratories, Perrigo Company, Ranbaxy Pharmaceuticals Inc. and Sandoz Pharmaceuticals.  Many of these companies have more resources, market and name recognition and better access to customers than we have.  Therefore, there can be no assurance of the success of any of our products.

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

Manufacturing and Raw Materials

We manufacture finished pharmaceutical products at our government approved facilities in Canada and Israel and APIs at our facilities in Israel.  We have expanded our research and development and warehousing facilities in Israel.  An auxiliary warehouse in Canada that was used primarily for warehousing of finished goods pharmaceutical products for the U.S. market was sold for $5.2 million on March 29, 2007, as Taro U.S.A. acquired a warehouse in Cranbury, New Jersey.

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

We synthesize the APIs used in some of our key products, including our warfarin sodium tablets, carbamazepine products, etodolac tablets, oxcarbazepine tablets and clorazepate dipotassium tablets.  We also synthesize the API for our Ovide® lotion.  We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

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

Environmental Compliance

We believe that we are in compliance with all applicable environmental laws and regulations in Canada and the United States.  In Israel, we are in compliance with all applicable environmental laws and regulations subject to the following clarification: new regulations concerning air emissions were enacted in Israel during 2008.  The Israel Ministry of Environmental Protection (the “MEP”) conducted tests of air emissions at the Haifa Bay facility during May 2008 and provided the results of such testing to the Company in January 2009.  The MEP concluded that the Company should reduce its levels of emissions.  In response, the Company has taken steps to improve its emission output by implementing a Regenerative Thermal Oxidizer (“RTO”) system to meet the EU TALUFT 2002 standards.  Implementation is in its final stages.  See Item 5 – “Operating and Financial Review and Prospects – Recent Developments” for an update.

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

The following is a list of our principal facilities as of December 31, 2007:

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

From 2005 through 2007, we invested $75.2 million in property, plant and equipment (“PP&E”) projects.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of approximately 890,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2058.  We have the option to renew each lease for an additional 49 years.  We also lease approximately 10,000 square feet of adjacent space in Haifa Bay.  The lease for this property commenced on September 30, 1994.  For additional information, please refer to Note 2.i. to our consolidated financial statements included elsewhere in this 2007 Annual Report.

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

In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, New York, in which it located its United States research operations, for $4.4 million.  In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building and, in May 2005, Taro U.S.A. consolidated its administrative offices and research laboratory to this location.  In September 2006, such research laboratory operations were discontinued.  As of December 31, 2007, a subsidiary of Taro U.S.A. had a mortgage on this property of $11.1 million.

In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for $18.0 million.  As of December 31, 2007, a subsidiary of Taro U.S.A. had a mortgage on this property of $10.5 million.

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

Subsequent to December 31, 2010, Alkaloida acquired 712,500 Ordinary Shares remaining under the Share Purchase Agreement and 712,500 Ordinary Shares pursuant to Warrant No. 2.  The Ordinary Shares available pursuant to the Share Purchase Agreement and the Warrant had been reserved for purchase pending the outcome of a lawsuit initiated on May 10, 2007 in Israel against, among others, the Company and Sun by Templeton.  Sun and Templeton subsequently entered into a settlement agreement, whereby the litigation ceased and Sun became eligible to purchase the reserved Ordinary Shares of the Company. As a result of the exercise of Warrant No. 2 and the purchase of shares by Alkaloida pursuant to the Share Purchase Agreement, Sun owns, or controls, 29,497,933, or 66.3%, of the Company’s Ordinary Shares, and with the Company’s Founders’ Shares, 77.5% of the vote attributable to the share equity of the Company.

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

Late Filing of our Annual Reports on Form 20-F for Years-Ended 2005, 2006, 2007, 2008 and 2009

We did not timely file our Annual Report on Form 20-F for fiscal years ended 2005, 2006, 2007, 2008 and 2009.  As a result, the Company experienced a number of significant negative consequences.  See “NASDAQ Stock Market Delisting,” and “Compliance with Covenants in Debt and Loan Agreements,” in this “Recent Developments” section.

In addition, we are not able to access public capital markets due to our non-compliance with SEC reporting requirements.

The Company received a letter from the SEC in May 2009 noting that the Company is not in compliance with its SEC reporting requirements, and advising that, until the Company complies with such reporting requirements, an administrative proceeding could be brought to revoke the Company’s registration under the Exchange Act and that the Company’s stock also could be subject to a trading suspension by the SEC pursuant to the Exchange Act.  The Company communicated with the SEC, explaining the reasons for the delay in filing its annual reports as well as its significant and continuing efforts to return to compliance with its financial reporting obligations as soon as possible.  As of September 22, 2011, the Company has filed an Annual Report on Form 20-F for the fiscal years ended 2005, 2006, 2007, 2008, 2009 and 2010.

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

Compliance with Covenants in Debt and Loan Agreements

The delay in issuing the audited financial statements for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 resulted in the Company not being in compliance with certain reporting obligations with respect to certain debt instruments, however, as all of our Form 20-Fs have been filed as of September 22, 2011, we are in compliance with all material reporting covenants under our debt instruments.  For further information on our debt instruments, see Note 12 “Long-Term Debt” to the consolidated financial statements herein.

Although we are current with respect to our payment obligations under our various loan agreements, we are not in compliance with certain financial covenants and other provisions contained in certain loan agreements.  As a result of the foregoing, various creditors have the right to accelerate their indebtedness and certain creditors may elect to proceed against the collateral granted to them to secure such indebtedness.  In the event such indebtedness is accelerated, Management believes we have sufficient capacity to satisfy such obligations.

Recent Developments as of and since the Filing of the 2010 Annual Report

The Company filed its 2010 Annual Report on Form 20-F with the SEC on June 29, 2011.

As of June 29, 2011, the Company finalized its implementation of the RTO system to meet the EU TALUFT 2002 standards in Israel and is in compliance with applicable environmental laws and regulations in Israel.

The Company has been involved in an appeal challenging a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro U.S.A., as further described in Item 8A – “Legal Proceedings.”  As of June 29, 2011, the Company has entered into a settlement agreement with the ITA whereby the Company will pay the ITA NIS 7,500,000.

Effective August 22, 2011, Mr. Hasmukh Shah resigned from the Board due to personal reasons and the vacancy was filled by the appointment of Professor Dov Pekelman, who will serve until Taro’s next Annual General Meeting of Shareholders.  Professor Pekelman also agreed to serve on the Company’s Audit Committee.  Professor Pekelman is currently Chairman of Atera Networks Ltd. as well as Gilon Investments (TASE: GILN) and serves as a long standing Director of Makhteshim Agan Industries Ltd. (TASE: MAIN).  He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, serves on the Board of Directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm.  Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd.  Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

As of September 22, 2011, the Company has filed all of its required Annual Reports on Form 20-F.

A.	OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2005, 2006 and 2007, which are included elsewhere in this 2007 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated sales for each period:

	2007		2006		2005

	Sales	% of our	Sales	% of our	Sales	% of our
	in thousands	total sales	in thousands	total sales	in thousands	total sales
U.S.A.	$258,519	81%	$192,785	76%	$243,416	84%
Canada	34,913	11%	37,266	15%	26,420	9%
Israel	17,362	5%	14,942	6%	15,243	5%
Other	8,760	3%	7,276	3%	3,544	2%
Total	$319,554	100%	$252,269	100%	$288,623	100%

We generate most of our revenue from the sale of prescription and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  During the years ended 2007, 2006 and 2005, two customers in the United States accounted for the following proportion of our total consolidated net sales:

Customer	2007	2006	2005
Customer A	15.8%	*	23.0%
Customer B	10.1%	12.0%	*

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

Percentage of net sales of certain products on a consolidated basis:

Product	2007	2006	2005
Warfarin	12%	14%	14%
Clomitrazole	*	*	10%

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

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 2 to our consolidated financial statements, which are prepared in conformity with U.S. GAAP.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  We evaluate our estimates on an ongoing basis.  We base our estimates on available information, our historical experience and various other assumptions that we believe to be reasonable under the circumstances.  The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources.  Since the factors underlying these assumptions are subject to change over time, the estimates on which they are based are subject to change accordingly.

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

Our product returns reserve at December 31, 2007 and 2006 and related statement of operations impact for the years then ended, considered actual product returns experienced subsequent to the balance sheet dates to validate the product returns reserve estimate based on the methodology described above.  We monitor the levels of inventory in our distribution channels to assess the adequacy of our product returns reserve and to identify potential excess inventory on hand that could have an impact on our revenue recognition.  We do not ship product to our wholesalers when it appears they have an excess of inventory on hand, based on demand and other relevant factors, for that particular product.  Additionally, as a general practice, we do not ship products that have less than 12 months until expiration (i.e., “short dated sales”).

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

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information.  Based on our historical experience, substantially all claims for rebates and other sales deductions are received within 24 months.  Therefore, for the years ended December 31, 2007 and 2006, we considered subsequent actual claims submitted by our customers in determining our reserves and related statements of operations impact for rebates and other sales deductions.

Three-year summary
The following table summarizes the activities for sales deductions and product returns for the three years ended December 31, 2007:

December 31, 2007 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(40,211)	$(170,447)	$192,133	$(18,525)
Rebates and Other	(38,792)	(63,005)	72,782	(29,015)
Total	$(79,003)	$(233,452)	$264,915	$(47,540)

Current Liabilities
Returns	$(34,144)	$(9,243)	$18,286	$(25,101)
Others (1)	(23,271)	(14,498)	27,213	(10,556)
Total	$(57,415)	$(23,741)	$45,499	$(35,657)

December 31, 2006 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(87,281)	$(200,582)	$247,652	$(40,211)
Rebates and Other	(64,612)	(81,804)	107,624	(38,792)
Total	$(151,893)	$(282,386)	$355,276	$(79,003)

Current Liabilities
Returns	$(63,535)	$(11,850)	$41,241	$(34,144)
Others (1)	(26,164)	(19,182)	22,075	(23,271)
Total	$(89,699)	$(31,032)	$63,316	$(57,415)

December 31, 2005 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(106,205)	$(241,750)	$260,674	$(87,281)
Rebates and Other	(20,763)	(100,939)	57,090	(64,612)
Total	$(126,968)	$(342,689)	$317,764	$(151,893)

Current Liabilities
Returns	$(73,042)	$(44,411)	$53,918	$(63,535)
Others (1)	(48,219)	(8,453)	30,508	(26,164)
Total	$(121,261)	$(52,864)	$84,426	$(89,699)

(1) Includes indirect rebates and others.

Inventory.  Inventories are stated at the lower of cost or market.  Cost is determined as follows: raw and packaging materials—mainly on an average cost basis; finished goods products and products still in process, mainly on an average production cost including direct and indirect, or overhead, manufacturing expenses.  Our finished goods inventories generally have a limited shelf life and are subject to obsolescence as they approach their expiration dates.  As a result, we record a reserve against our entire finished goods inventory with expiration dates of less than 12 months and use historical experience to estimate the reserve for products with expiration dates of more than 12 months from the balance sheet date.  When available, we used actual data to validate our estimates.  We regularly evaluate our policies and the carrying value of our inventories and establish a reserve against the carrying value of our inventories.  The determination that a valuation reserve is required, as well as the appropriate level of such reserve, requires us to utilize significant judgment.  Although we make every effort to ensure the accuracy and reasonableness of our forecasts of future demand for our products, any significant unanticipated decreases in demand, or unanticipated changes in our major customer inventory management policies, could have a material impact on the carrying value of our inventories and reported operating results.

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

We estimate the fair value of our long-lived assets other than goodwill, such as product rights, using a discounted cash flow analysis or market approach where appropriate when required under applicable U.S. GAAP.  Under the discounted cash flow method, we estimate cash flows based on our forecasts and discount these cash flows using the appropriate rate to determine the net present value of the asset.  The net present value of our assets is affected by several estimates, such as:

●	The timing and amount of forecasted cash flows
●	Discount rates
●	Tax rates
●	Regulatory actions
●	Amount of competition
●	Manufacturing efficiencies
●	The number and size of our customers

For the year-ended December 31, 2007, we recorded $170,000 of impairment losses, primarily related to product rights.  For the year ended December 31, 2006, we recorded $53.8 million of impairment losses, of which approximately $24.0 million was related to intangible assets including U-Kera and Lustra Product rights, and approximately $29.8 million was related to property, plant and equipment, the majority of which arose from the discontinuation of our manufacturing facility in Ireland.  $25.9 million of these impairments, including all of the product rights were charged to cost of goods sold, and $27.9 million of these impairments, including the facility charges were charged to operating expenses in our consolidated Statements of Operations. We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments for goodwill for the years ended December 31, 2007, 2006 and 2005.  For the year ended December 31, 2006, we determined that certain of our long-lived assets were impaired.  Accordingly we reduced the value of our property, plant and equipment and intangible assets by $53.8 million.  Approximately $24.0 million was related to intangible assets including U-Kera and Lustra product rights, and approximately $29.8 million was related to property, plant and equipment, the majority of which arose from the discontinuation of our manufacturing facility in Ireland.

Income Taxes. We determined deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws.  Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  As of December 31, 2007, Management determined that it was more likely than not that we will not benefit from the deferred tax asset in the U.S., Ireland and certain other subsidiaries resulting in a full valuation allowance against these deferred tax assets.  In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

Stock Options.  We account for stock-based compensation in accordance with the provisions of ASC Topic 718 “Compensation – Stock Compensation.”  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award.  We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and valued restricted stock based on the market value of the underlying shares at the date of grant.  We recognize compensation expense for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In February 2007, the FASB issued FASB ASC Topic 825, “Financial Instruments” (formerly SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  FASB ASC Topic 825 permits companies to choose to measure certain financial instruments and certain other items at fair value.  The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings.  FASB ASC Topic 825 is effective for us as of the beginning of the first fiscal year that begins after November 15, 2007.  We believe that the adoption of FASB ASC Topic 825 will not have a material impact on our consolidated financial statements.

In June 2007, the FASB ratified FASB ASC Subtopic 730-20, “Research and Development – Research and Development Arrangements” (formerly EITF Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.”  FASB ASC Subtopic 730-20 provides guidance on the capitalization of non-refundable advance payments for goods and services to be used in future research and development activities, until such goods have been delivered or the related services have been performed.  This issue will be effective for us for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years.  We believe that the adoption of FASB ASC Subtopic 730-20 will not have a material impact on our consolidated financial statements.

In November 2007, the FASB issued FASB ASC Topic 808, “Collaborative Arrangements” (formerly EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property”).  Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute and market a product.  The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other GAAP, based on analogy to authoritative accounting literature or a reasonable, rational and consistently applied accounting policy election.  FASB ASC Topic 808 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008.  We do not expect the adoption of ASC 808 to have a material impact on our consolidated financial statements.

In December 2007, the SEC issued Topic 14.D.2 (formerly SAB No. 110 (“SAB 110”)), codified into FASB ASC Topic 718, “Compensation – Stock Compensation,” relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options.  SAB 107 previously allowed the use of the simplified method until December 31, 2007.  FASB ASC Topic 718 allows, under certain circumstances, the continuation of the use of the simplified method beyond December 31, 2007.  Effective January 1, 2008, we believe that the adoption of FASB ASC Topic 718 will not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued FASB ASC Topic 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”).  FASB ASC Topic 805 will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods.  Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will generally be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date.  Early adoption is not permitted.  We do not expect the adoption of this pronouncement to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued FASB ASC Section 810-10-65, “Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statements No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, and No. 164, Not-for-Profit Entities: Mergers and Acquisitions” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51”).  FASB ASC 810-10-65 establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary.  Early adoption is not permitted.  We expect the adoption of FASB ASC 810-10-65 to result in the presentation of non-controlling interest in the consolidated financial statements.

In February 2008, the FASB issued FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (formerly FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”).  Collectively, the Staff Positions defer the effective date of FASB ASC Topic 820 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of FASB ASC Topic 820.  We do not expect the adoption of FASB ASC Topic 820 to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued FASB ASC Section 815-10-50, “Derivatives and Hedging – Overall – Disclosure” (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB No. 133”).  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  We do not expect the adoption of FASB ASC Section 815-10-50 to have a material impact on our financial position, results of operations or cash flows.

In June 2008, the FASB ratified the consensus reached on FASB ASC Subtopic 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (formerly EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”).  FASB ASC 815-40-15 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Early adoption is not permitted.  We do not expect the adoption of this pronouncement to have a material impact on our consolidated financial statements.

In May 2009, the FASB issued FASB ASC Topic 855, “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”).  FASB ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur between the balance sheet date and the date financial statements are issued or are available to be issued.  This statement is effective for interim or annual periods ending after June 15, 2009.  We do not expect the adoption of FASB ASC Topic 855 will have a material effect on our consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued FASB ASC 105-10-65-1, “Generally Accepted Accounting Principles – Overall – Transition Related to FASB Statement No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (formerly SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”).  With this statement, the FASB Accounting Standards Codification (“ASC”) becomes the single source of GAAP recognized by FASB in the United States.  The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of this standard will not affect our results of operations or our financial position.  However, because the Codification replaces any existing GAAP standards, it will affect the way we reference US GAAP within our financial statements.

In June 2009, the FASB issued FASB ASC Paragraph 810-10-65-2, “Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R),” which amends existing accounting rules for consolidation of variable interest entities.  Under ASC Paragraph 810-10-65-2, the primary beneficiary of a variable interest entity is determined by a qualitative rather than a quantitative test previously required under FIN 46-(R).  In addition, ASC Paragraph 810-10-65-2 requires an ongoing assessment of whether an entity is a primary beneficiary of a variable interest entity, and additional disclosure.  ASC Paragraph 810-10-65-2 is effective at the beginning of the first annual reporting period that begins after November 15, 2009.  We do not expect the adoption of ASC Paragraph 810-10-65-2 to have a material impact on our consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”).  ASU 2009-13 revises the model for recording revenue from multiple element arrangements and expands disclosure requirements.  This standard requires entities to allocate revenue in an arrangement at inception using estimated selling prices of the delivered goods and services based on a selling price hierarchy.  The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.  ASU 2009-13 will be effective for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  We do not have any multiple element arrangements.  Accordingly, we do not expect adoption of ASU 2009-13 to have a material impact on the results of operations or financial condition.

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

In December 2010, the FASB also issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force).”  Under this standard, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists.  To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30.  As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired.  The equity or enterprise valuation premise can be used to determine the carrying amount of a reporting unit.  ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.  Our goodwill test does not have a zero or negative carrying amount where this standard would apply.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended December 31,
	2007	2006	2005
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	41.6%	49.0%	42.5%
Impairment	0.1%	10.2%	0.0%
Gross profit	58.3%	40.8%	57.5%
Operating expenses:
Research and development, net	9.3%	14.4%	15.8%
Selling, marketing, general and administrative	30.5%	43.2%	38.4%
Impairment	0.0%	11.1%	0.0%
Total operating expenses	39.8%	68.7%	54.2%
Operating income (loss)	18.5%	-27.9%	3.3%
Financial expenses, net	7.1%	4.5%	2.8%
Other gain, net	1.3%	0.0%	0.0%
Income (loss) before taxes	12.7%	-32.4%	0.5%
Tax expense	2.0%	0.4%	0.5%
Net income (loss)	10.7%	-32.8%	0.0%

YEAR ENDED DECEMBER 31, 2007, COMPARED WITH YEAR ENDED DECEMBER 31, 2006

Sales. During 2007, sales increased $67.3 million, or 26.7%, compared to 2006.  Sales in the United States during 2007 increased $65.7 million compared to 2006 primarily due to price increases of Ovide, Desoximetasone and Clotrimazole, continued growth in sales of Phenytoin sodium extended release capsules launched in 2006, and the introduction of Terbinafine Hydrochloride.  Sales in Israel and other international markets increased $3.9 million compared to 2006 while sales in Canada decreased by $2.4 million compared to 2006.

Cost of Sales. Cost of sales, as a percentage of sales, decreased from 49.0% in 2006 to 41.6% in 2007.  The decrease was primarily due to the increased utilization of our manufacturing facilities, which resulted in a lower level of overhead costs per unit.

Impairment recorded in cost of sales. Impairment costs decreased from $25.9 million in 2006 to $0.2 million in 2007.  This decrease related to our determination in 2006 that carrying amounts of certain product rights and other certain assets were not recoverable and impairments existed.  In 2006, $25.9 million in impairment charges were included in cost of goods sold, of which $24.0 million were due to product rights and the balance related to building and lab equipment.

Gross Profit. Gross profit was $186.2 million, or 58.3% of sales, in 2007 compared to $102.9 million, or 40.8% of sales, in 2006, an increase of $83.3 million, or 81.0%.  This increase is due to increased sales and utilization of our manufacturing facilities in our cost of sales and decreased impairment charges as noted above.

Research and Development, net (“R&D”). R&D expenses decreased $6.5 million, or 17.8%, in 2007 compared to 2006.  R&D expenses equalled 9.3% of sales in 2007 and 14.4% of sales in 2006.  The decrease in R&D expenses was primarily due to cost cuts related to the elimination of the Pharmaceutical and Biotechnology departments in the United States and personnel and clinical studies in Canada.

Selling, Marketing, General and Administrative (“SMG&A”). In 2007, SMG&A decreased $11.8 million compared to 2006 and SMG&A as a percentage of net sales decreased from 43.2% in 2006 to 30.5% in 2007.  The decrease in SMG&A expenses is primarily due to a decrease in selling and marketing personnel, market research and advertising costs in the United States.

Operating Results. Operating income increased $129.5 million from a loss of $70.4 million in 2006 to income of $59.1 million in 2007.  This change reflects the increase in gross profit combined with the decrease in R&D expenses and SMG&A expenses.  Operating income, as a percentage of sales, increased from a loss of 27.9% in 2006 to profit of 18.5% in 2007.

Financial Expenses. Financial expenses result from interest expense offset by other income, and the impact of foreign currency exchange rate fluctuations.  Net financial expenses were $22.8 million in 2007, compared to $11.5 million in 2006, an increase of $11.3 million.  The increase in financial expenses in 2007 as compared to 2006 primarily reflects the unfavorable impact of foreign currency changes from the strengthening of the Canadian dollar.

Other gain, net. Other gains increased $4.3 million in 2007 due to the sale in 2007 of a car park adjacent to our Irish facility.

Taxes. Tax expense was $6.2 million in 2007 compared to $0.9 million in 2006.  The $5.3 million increase is primarily due to increased taxable income from improved sales and cost cutting measures noted above.

Net Income. Our net income increased $117.0 million, to income of $34.3 million in 2007, primarily due to the increased operating income, partially offset by the increase in financial and tax expenses.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

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

Cost of Sales. Cost of sales increased $0.9 million, or 0.7%, in 2006, as a result of a lower level of capacity utilization of our manufacturing facilities, which resulted in a higher level of overhead costs per unit. In addition, a significant portion of our manufacturing is taking place in Canada where we experienced cost related to foreign currency translation. Due to the reduction in the average selling price noted above and a relatively flat cost of sales, cost of sales as a percentage of sales significantly increased for the year ended December 31, 2006 as compared to the year ended December 31, 2005

Impairment recorded in cost of sales. For the year ended December 31, 2006 the Company determined that the carrying amount of product rights and other assets were not recoverable and impairments existed. $25.9 million in impairment charges were included in cost of goods sold, of which $24.0 million were due to product rights and the balance related to building and lab equipment.

Gross Profit. The Company’s gross profit was $102.9 million, or 40.8% of sales, in 2006, while its gross profit was $166.0 million, or 57.5% of sales, in 2005. The decrease for 2006 was a result of lower sales, increased cost of sales including the impairment charges as noted above.

Research and Development, net. R&D expenses decreased $9.4 million, or 20.7%, in 2006 compared to the previous year. R&D expenses equalled 14.4% of sales in 2006 and 15.8% of sales in 2005. The decrease in R&D expenses was the result of a reduction of investment in the development of sterile products. The majority of the R&D investment was focused on our core business, including our generic pipeline, and the remainder was focused on our proprietary pipeline, which included our new class of nonsedating barbiturate compounds.

Selling, Marketing, General and Administrative. In 2006, SMG&A decreased $1.7 million, or 1.5%, from the amount expended in 2005. Our SMG&A expenses, as a percentage of sales, increased to 43.2% in 2006 from 38.4% in 2005. General and administrative expenses increased $8.8 million, or 16.4%. General and administrative costs included employee severance expense associated with a notable reduction in force at the Company, as well as legal, accounting and transaction costs incurred other than in the ordinary course of business. The reduction in selling, marketing and advertising expenses of $10.5 million, or 18.4%, was related to the divestiture of the proprietary consumer products division and the elimination of associated direct to consumer advertising and promotion costs.

Impairment. In addition to the impairment included in cost of sales above, the Company recorded an impairment charge of $27.9 million in operating expenses primarily related to its Irish facility.

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

Taxes. Due to a change in the Company’s tax rate in Israel and various permanent and timing differences between accounting and tax, our tax expense for 2006 was $0.9 million, as compared to a tax expense of $1.5 million in 2005. (See Note 16 to the consolidated financial statements included in this 2007 Annual Report.) As of December 31, 2006, on an unconsolidated basis, we have available carryforward tax losses of $11.5 million in the Company and our research institute in Israel, $10.2 million in the United Kingdom, $20.6 million in Ireland and $163.0 million in the United States. The loss carryforward in the United States principally resulted from the loss from operations and the exercise by employees of stock options during 2001.

Net Loss. Our net loss increased $82.8 million in 2006, from a net gain of $0.1 million in 2005 to a net loss of $82.7 million in 2006, by reason of the factors noted above, including $53.8 million related primarily to impairment of $27.9 million in intangible assets.

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

Cash and cash equivalents increased $29.0 million to $45.2 million at December 31, 2007.  This increase was principally due to proceeds from the issuance of stock.  Total Shareholders’ equity increased from $49.8 million at December 31, 2006 to $153.2 million at December 31, 2007, principally due to a net income of $34.3 million, foreign currency translation adjustments of $13.6 million and the change in additional paid in capital of $56.8 million primarily from the issuance of stock.

Net cash provided by operating activities for the year ended December 31, 2007 was $1.2 million compared to net cash used in operating activities of $24.8 million in the prior year, an increase of $26.0 million.  For the year ended December 31, 2007, the Company had net cash provided by investing activities of $4.1 million compared to net cash used in investing activities of $1.6 million in 2006, an increase of $5.7 million.  For the year ended December 31, 2007, the Company had net cash provided by financing activities of $23.7 million as compared to net cash used in financing activities of $30.4 million in the prior year, an increase of $54.1 million.

The change in our liquidity for the year ended 2007 resulted from a number of factors, including:

●
Net cash provided by operating activities primarily consists of net income of $34.3 million, an increase in long-term debt due to currency fluctuations, an increase in trade payables, effect of exchange differences on inter-company balances and deferred income taxes, net, totaling $18.1 million, a decrease in short-term other receivables and prepaid expenses and long-term other receivables and prepaid expenses of $2.9 million, and non-cash items of depreciation and amortization of $22.6 million.  These items were partially offset by an increase of trade receivables of $29.6 million, an increase in inventories, net, and in fair value of derivative instruments, accrued severance pay and other long-term liabilities net and a gain on the sale of long-lived assets totaling $19.6 million, and a decrease in other accounts payable and accrued expenses of $28.4 million.

●
Net cash provided by investing activities primarily consists of the proceeds from sale of long-lived assets of $10.2 million partially offset by the investment in plant, property and equipment, which consumed $6.0 million.

●
Net cash provided by financing activities primarily consists of proceeds from the issuance of shares of $56.5 million partially offset by the repayment of short-term bank debt, net and long-term debt of $32.8 million.

 Debt

As of December 31, 2007, total debt, including current maturities, was $216.7 million.  As discussed below, we have reclassified $35.2 million of the non-current portion of such long-term debt as short-term liabilities.  (For more on our debt obligations, see Notes 10 and 12 to our 2007 financial statements.)

During 2007, we did not incur any additional indebtedness from new or existing lenders, including increases in our borrowing capacity under existing lines of credit or refinancings.  We have been current on all our payment obligations due to our various lenders under their respective indentures and loan agreements.

Despite being current with our payment obligations and, with the filing of this 2007 Annual Report, being current with our reporting covenants, we were not, until now, in compliance with respect to certain covenants and other provisions contained in our various indentures and loan agreements with our lenders, including financial reporting obligations that were not met as a result of the delay in issuing audited financial statements for the years 2006, 2007, 2008 and 2009.  Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach of other undertakings.

As a result of the foregoing, various creditors had the right to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them.  The consolidated financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.  However, for purposes of our consolidated financial statements ended December 31, 2007, we have reclassified $35.2 million of the non-current portion of our long-term debt obligations to short-term liabilities.  However, see “Item 5 Recent Developments – Late Filing of our Annual Reports on Form 20-F for Years-Ended 2005, 2006, 2007, 2008 and 2009” for disclosure that all of our Annual Reports are filed as of September 22, 2011.

As of December 31, 2007, our total long-term debt obligations (including current maturities and the reclassified short-term portion) are as follows:

●	bonds of $105.4 million with various investors;
●	long-term loans of $1.6 million with various lenders; and
●	mortgages of $36.0 million with three lenders.

Our currency denominations, interest rates and maturities regarding our material long-term debt obligations, including current maturities and the reclassified short-term portion but excluding mortgages, consist of the following:

Amount		Linkage	Rate	Maturity
	$577	Dollar	Libor + 1-1.25%	2007-2008
	1,000	Dollar	Libor + .90%	2008
	7,467	Israel CPI(a)	8.25%	2009-2010
	846	Dollar	Libor + 2-3%	2009-2010
	9,300	Dollar	Libor + 2.25%	2010
	26,700	Dollar	6% Fixed	2010
	58,090	Israel CPI(a)	5.80%	2014
	2,950	Dollar	6.10%	2014
Total	$106,930

(a) We have a contract to hedge our exposure to CPI fluctuations in Israel.

As of March 31, 2011, we have no available borrowings under our lines of credit.

Liquidity

On March 31, 2011, we had total unrestricted cash and cash equivalents of $120.0 million and total indebtedness to our financial creditors of $63.0 million.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of December 31, 2007 and March 31, 2011, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had approximately $2.2 million of available and undrawn credit facilities in place at December 31, 2007.

Capital Expenditures

We invested $6.0 million in capital equipment and facilities in the year ended December 31, 2007 and $21.9 million in the year ended December 31, 2006.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis.  (See Note 6 of our consolidated financial statements included in this 2007 Annual Report.)

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

We conduct research and development in three principal areas:

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

Generic Pharmaceuticals

In 2007, we received several product approvals in Canada, Israel and the United States.  The following table sets forth the approvals received in the United States from the FDA from January 1, 2007 through March 31, 2011:

FINAL ANDA APPROVALS
Brand Name*
Betamethasone Dipropionate Lotion, USP, 0.05% (Augmented)	Diprolene®
Carbamazepine Extended-Release Tablets USP, 100 mg, 200 mg, and 400 mg	Tegretol® - XR
Carvedilol Tablets, 3.125 mg, 6.125 mg, 12.5 mg and 25 mg	Coreg®
Cetirizine HCl Syrup, 1 mg/mL	Zyrtec®
Cetirizine HCl Tablets, 5 mg and 10 mg	Zyrtec®
Ciclopirox Shampoo 1%	Loprox®
Ciclopirox Topical Solution, 8%	Penlac®
Flo-pred (Prednisolone acetate oral suspension) 5 mg/5 mL and 15 mg/ 5 mL	Flo-pred®
Fluorouracil Topical Cream USP, 5%	Effudex®
Granisetron Hydrochloride Tablets 1 mg	Kytril®
Lamotrigine Chewable Dispersible Tablets, 5 mg and 25 mg	Lamictal® - CD
Levetiracetam Oral Solution 100 mg/mL	Keppra®
Levetiracetam Tablets, 250 mg, 500 mg, 750 mg and 1000 mg	Keppra®
Ondansetron HCl Injection USP, 2 mg/mL, 2 mL vials	Zofran®
Ondansetron Hydrochloride Oral Solution, 4 mg/5 mL	Zofran®
Ondansetron Hyrdrochloride Tablets USP, 4mg, 8mg and 24 mg	Zofran®
Oxcarbazepine Tablets, 150 mg, 300 mg, and 600 mg	Trileptal®
Promethazine Hydrochloride Oral Solution 6.25 mg/5 mL	Phenergan®
Risperidone Oral Solution 1mg/mL	Risperdal®
Sulfacetamide Sodium Topical Suspension USP, 10%	Klaron®
Terbafine Hydrochloride Cream, 1%	Lamisil®
Terconazole Vaginal Suppositories, 80 mg	Terazol®

ANADA** APPROVALS

Mupirocin Ointment USP, 2%	Bactoderm®

TENTATIVE ANDA APPROVALS

Gabapentin Capsules, 100, 300 and 400 mg***	Neurontin®
Gabapentin Oral Solution, 250 mg/5 mL***	Neurontin®
Lamotrigine Tablets 25mg, 100mg, 150mg and 200mg	Lamictal®
Ranitidine Hydrochloride Syrup USP, 15mg/mL	Zantac®

* The above trademarks are the property of their respective owners.
** Abbreviated New Animal Drug Application.
*** Tentative approval received prior to January 1, 2007 but currently under review by the FDA.

As of March 31, 2011, we had 24 of our ANDAs and three of the four tentative approvals listed above, under review by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications under review at the FDA will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

Ovide® (malathion)

We have developed a highly purified form of malathion, a pediculicide used in treating head lice, which contains a lower percentage of impurities when compared with other commercially available forms of malathion.  A patent application directed to both the process of making this highly purified form of malathion, as well as the final product itself, has been filed and a notice of allowance was issued.  We have also developed a novel, stabilized gel formulation of malathion, and this product is in Phase III clinical testing.  There can be no assurance of the successful completion of Phase III testing, the approval by any regulatory authority of the drug or the commercial success of the drug if and when approved.  A patent application for this new purified form of malathion was approved by the U.S. Patent and Trademark office in July 2009.

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

With the exception of the Ovide® patent granted in July 2009, we do not believe that any single patent or license is of material importance to us in relation to our commercial activities.

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

D.	TREND INFORMATION

See Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” for trend information.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of December 31, 2007:

	Payments due by period (in millions of dollars)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations (1)	$142.89	$66.57	$41.44	$17.44	$17.44
Operating lease obligations	4.74	2.18	2.45	0.11	-
Other Long-term liabilities (2)	10.89	1.50	2.25	3.39	3.75
Total	$158.52	$70.25	$46.14	$20.94	$21.19
(1) "Less than 1 year" includes $35.18, which was reclassified to short-term loans. See Note 10 and 12.
(2) Includes severance commitments and tax accruals.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2011:

Name	Age	Position
Dilip Shanghvi	56	Director and Chairman of the Board
Aalok Shanghvi	27	Director
Sudhir Valia	55	Director
Hasmukh Shah	77	Director and Chairman of the Audit Committee
Ilan Leviteh	65	Director
Ilana Avidov-Mor	60	Director
Dan Biran	68	Director
James Kedrowski	60	Interim Chief Executive Officer
Michael Kalb, C.P.A. (New York)	40	Interim Chief Financial Officer
Zahava Rafalowicz	64	Group Vice President, Sales and Marketing and Deputy General Manager, Israel
Hannah Bayer, C.P.A. (Israel)	61	Group Vice President, Finance
Rami Zajicek, Esq.	47	Group Vice President, Haifa Site Manager
Rita Gerson, C.P.A. (Israel), CIA	56	Group Vice President, Internal Auditor
Mariana Bacalu	59	Vice President, Quality Affairs
Yohanan Dichter	64	Vice President, Pharmacist in Charge and Senior Quality Manager
Roman Kaplan, Ph.D.	64	Vice President, Scientific and Technical Compliance Manager
Hagai Reingold	46	Vice President, API Division
Yoel Shamir	55	Vice President, Pharma Division
Tzvi Tal	61	Vice President, Information Technology, Israel
Yael Stein Doukhan	40	Vice President, Legal Department
Itzik Baruch	48	Vice President, Technical Services

As of August 22, 2011, Dov Pekelman replaced Hasmukh Shah as a director.  See “Item 5 - Recent Developments as of and since the Filing of the 2010 Annual Report” for further information and Professor Pekelman’s business experience.

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

Sudhir Valia became a member of the Board of Directors of the Company and the Nominating Committee in September 2010.  Mr. Valia joined Sun Pharma as a full-time director since his appointment in April 1994 and is responsible for finance, commercial, operations, projects and quality control, among other things.  Prior to joining Sun Pharma, Mr. Valia was a qualified chartered accountant in private practice.  In addition to being on the Board of Directors of a number of companies in Sun’s group, including Sun Pharma Advanced Research Company Ltd., he is also on the Board of Directors of Caraco.

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

Ilana Avidov-Mor is a Certified Accountant who became a member of the Board of Directors in December 2010.  She serves as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds.  Ms. Avidov-Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), fulfilling various positions between the years 1994 and 2009.  Among these positions, Ms. Avidov-Mor served as Deputy General Manager of the Bank for over a decade, and as Comptroller for eight years.  Between the years 1974 and 1994, Ms. Avidov-Mor worked for Braude & Partners Accountants.  Ms. Avidov-Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and 3 pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank).  Ms. Avidov-Mor is a former General Manager on behalf of Bank Yahav of 4 pension funds owned by the bank.  Ms. Avidov-Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem.

Dan Biran became a member of the Board of Directors in December 2010.  Mr. Biran serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit; Biological Industries Ltd.; Ducart Ltd.; as well as a director of the Board of Directors of Netafim and Enzymotek.  Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems.  Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc.  He also served as an external director of Maachteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992.  Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992.  Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel.

James Kedrowski became Interim Chief Executive Officer of the Company in October 2010 and a member of the Board of Directors of the Company in May 2011.  Mr. Kedrowski has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is its Executive Vice President.  Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., where he held increasingly responsible positions including North America Operations Vice President for Alcoa Chemicals.

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

Mariana Bacalu joined our company in 1984 as Senior Analyst in the Quality Control Laboratory.  As Vice President, Quality Affairs, she is responsible for quality affairs at the Haifa Bay facility.  Prior to joining us, Ms. Bacalu served as a production manager for Polymer Industry in Romania.

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

Rita Gerson, C.P.A. (Israel), CIA joined our company in 2003 as Internal Auditor and now serves as Group Vice President, Internal Audit.  Ms. Gerson is also responsible for the implementation of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requirements for the Company.  Ms. Gerson is a Certified Public Accountant in Israel and a Certified Internal Auditor by the IIA.  Prior to joining the Company, Ms. Gerson was the International Activity and Subsidiaries Financial Comptroller, Assistant CFO, for a multi-national plastics and irrigation systems company headquartered in Israel.

Roman Kaplan, Ph.D. joined our company in 1991 and serves as Vice President, Technical Operations, Pharmaceuticals.  He is responsible for process and product formulation improvements.  Dr. Kaplan served from 1982 to 1987 as project manager of the biochemical laboratory of Abic Chemical and Pharmaceutical Industries and from 1987 to 1991 as head of its solid dosage forms development group.

Hagai Reingold joined our company in 2002 and serves as our Vice President, API Division in Israel.  He is responsible for all API production, technology, quality and safety.  From 2002 to 2004, Mr. Reingold was Supply Chain and Industrial Engineering Manager.  From 2000 to 2002, Mr. Reingold worked as Industrial and Product Engineering Manager for Kulicke & Soffa Company.

Yoel Shamir joined our company in 2003 as Dry Production Manager.  In 2007, Mr. Shamir was promoted to Vice President, Pharmaceutical Production and is in charge of our pharmaceutical production division in Israel.  Prior to joining our company, Mr. Shamir was Plant & Logistics Director at Alumayer Group Industries.

Tzvi Tal joined our company in 1996 and serves as our Vice President, Information Technology, Israel.  He is responsible for all information technology programs at our facilities in Israel.  From 1977 to 1996, Mr. Tal was Head of Information Technology for the Vargus Group and Plant Manager for Egmo Industries.

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

We paid an aggregate of $4,982,555 to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended December 31, 2007.  This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated less than $100,000.  In addition, $433,351 was set aside in 2007 to provide all executive officers and directors with pension, retirement or similar benefits.  During 2007, the Company’s executive officers and directors received 75,000 options to purchase Taro stock.

As of March 31, 2011, the Company’s executive officers and directors held options to purchase an aggregate of 122,100 ordinary shares, at exercise prices ranging from $4.63 to $68.51 per share, under Taro’s stock option plans, such options have original expiration dates between May 2010 and May 2016.  Because the Company was not current with its SEC filings, such executive officers and directors were ineligible to exercise options, therefore the option exercise date was extended until such time as Taro is current with its filings, at which time, options that would have expired, must be exercised within 90 days.

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

Our Board consists of eight directors.  As of August 22, 2011, the following members of our Board have been determined to be independent within the meaning of applicable NASDAQ regulations: Ilan Leviteh, Ilana Avidov-Mor, Dan Biran and Dov Pekelman.

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

Ilana Avidov-Mor and Dan Biran serve as statutory external directors on the Company’s Board.

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

As of August 22, 2011, our Audit Committee consists of the following directors: Dan Biran, Ilana Avidov-Mor and Dov Pekelman, all of whom have been determined to be independent as defined by the applicable NASDAQ rules and those of the SEC.  Ilana Avidov-Mor and Dan Biran are statutory external directors.  Dan Biran is the chairman of the Audit Committee.

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

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2007.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended “Communication With Audit Committees” and was provided with the letter required by Rule 3526, “Communication With Audit Committees Concerning Independence," of the PCAOB. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of the Company that the audited consolidated financial statements referred to above be included in this 2007 Annual Report.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an internal auditor proposed by the Audit Committee.  The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our external independent auditors or their representatives.  The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure.  Mr. Elisha Sa’ar, C.P.A., an independent public accountant, serves as our internal auditor.  The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting and the internal auditor may participate in all Audit Committee meetings.  In addition to the internal auditor, an officer of the Company is also responsible for performing internal audit functions and implementing Sarbanes-Oxley requirements.

Compensation Committee

Under the Israeli Companies Law, compensation arrangements of an office holder (who is not a director) require the approval of the audit committee and the board, regardless of whether such transaction is an extraordinary transaction.  Such a transaction may be approved by the Compensation Committee of the board, in lieu of the audit committee; to the extent such committee exists and complies with all provisions relating to the audit committee. In addition, in case of an amendment to an existing compensation arrangement, only the audit committee approval will be required, if the audit committee determines that the amendment is not material in relation to the existing arrangement.  The Compensation Committee is responsible for making proposals to the Board with respect to the compensation of employees other than office holders.  The determination or recommendation for determination of the compensation of our office holders is made by the Audit Committee.  Arrangements regarding the compensation of directors require Audit Committee, Board and shareholders’ approval, in such order.  As of March 31, 2011, the Company did not have a Compensation Committee.

Nominating Committee

The Nominating Committee recommends candidates for election to our Board of Directors pursuant to a written charter.  As of March 31, 2011, our Nominating Committee consisted of the following directors:  Dilip Shanghvi, Chairman, Sudhir Valia and Hasmukh Shah.

D.	EMPLOYEES

The following table sets forth the number of full time equivalents as of December 31, 2007* :

December 31, 2007

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	110.0	31.0	41.0	1.0	-	183.0
Administration	75.0	26.0	40.5	7.0	1.0	149.5
Research and Development	11.0	39.0	119.0	6.0	2.0	177.0
Production and Quality Control	-	216.0	332.5	36.0	-	584.5
Total	196.0	312.0	533.0	50.0	3.0	1,094.0

The following table sets forth the number of full time equivalents as of December 31, 2006*:

December 31, 2006

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	100.0	38.0	43.0	2.0	2.0	185.0
Administration	75.0	28.0	44.0	7.0	3.0	157.0
Research and Development	19.0	43.0	132.0	12.0	2.0	208.0
Production and Quality Control	-	206.0	357.0	36.0	-	599.0
Total	194.0	315.0	576.0	57.0	7.0	1,149.0

The following table sets forth the number of full time equivalents as of December 31, 2005*:

December 31, 2005

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	134.0	38.0	41.0	3.0	2.0	218.0
Administration	116.0	30.0	47.0	6.0	3.0	202.0
Research and Development	37.0	74.0	144.0	16.0	1.0	272.0
Production and Quality Control	-	230.0	367.0	37.0	-	634.0
Total	287.0	372.0	599.0	62.0	6.0	1,326.0

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

Additionally, on April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Collective Bargaining Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees.  The Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term.  The Agreement memorializes employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.

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

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of March 31, 2011.  The percentage of ownership is based on 44,507,432 ordinary shares outstanding as of March 31, 2011.  Ordinary shares subject to options exercisable, or exercisable within 60 days of March 31, 2011, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

		Percentage of
	Number of	Outstanding Ordinary
Name	Ordinary Shares	Shares
Dilip Shanghvi (1)	-	0.00%
Aalok Shanghvi	-	0.00%
Sudhir Valia	-	0.00%
Hasmukh Shah	-	0.00%
Ilan Leviteh	-	0.00%
Ilana Avidov-Mor	-	0.00%
Dan Biran	-	0.00%
James Kedrowski	-	0.00%
Michael Kalb, C.P.A. (New York)	-	0.00%
Zahava Rafalowicz	*	*
Hannah Bayer, C.P.A. (Israel)	*	*
Rami Zajicek, Esq.	-	0.00%
Rita Gerson, C.P.A. (Israel), CIA	-	0.00%
Mariana Bacalu	*	*
Yohanan Dichter	-	0.00%
Roman Kaplan, Ph.D.	-	0.00%
Hagai Reingold	-	0.00%
Yoel Shamir	*	*
Tzvi Tal	*	*
Yael Stein Doukhan	-	0.00%
Itzik Baruch	-	0.00%
Total for all directors and officers (21 persons) listed above, as a group	*	*

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

As of March 31, 2011, the directors and executive officers listed above, as a group, held options to purchase 122,100 of our ordinary shares at exercise prices ranging from $4.63 to $68.51, such options have original expiration dates between May 2010 and May 2016.  Because the Company was not current with its SEC filings, such executive officers and directors were ineligible to exercise options, therefore the option exercise date was extended until such time as Taro is current with its filings, at which time, options that would have expired, must be exercised within 90 days.

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

As of March 31, 2011, 11,325 ordinary shares were subject to outstanding options.  Of such options, none were held by executive officers; none were held by directors who are not executive officers; and 11,325 (at an average exercise price of $2.47 per share) were held by other persons.  None of such options was an SAR.  As of December 31, 2007, the Company’s ability to issue additional options under the 1991 Stock Incentive Plan has been terminated.  The Company issues new shares to employees and associates exercising their stock options.

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

As of March 31, 2011, 424,380 ordinary shares were subject to outstanding options.  Of such options, 122,100 (at an average exercise price of $28.61 per share) were held by executive officers; none were held by directors who are not executive officers; and 302,280 (at an average exercise price of $32.66 per share) were held by other persons.  None of such options was an SAR.  As of December 31, 2009, the Company’s ability to issue additional options under the 1999 Stock Incentive Plan has been terminated.  The Company issues new shares to employees and directors exercising their stock options.

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

For related party transactions as of March 31, 2011, see Item 5 - “Recent Developments.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2007 Annual Report, beginning on page F-1.

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

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of  New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  The suit alleges that Suven's ANDA seeking approval from the FDA to sell its own malathion lotion infringes Taro's patent.

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

Litigation related to Israeli Taxation

The Company has challenged a tax assessment by the ITA on certain options granted in 1992 to certain officers of Taro U.S.A.  The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34 million nominal amount of tax and approximately $19 million in interest and other charges to be paid by Taro.  In January 2008, the Company filed an appeal against the assessment with the Haifa District Court.  In addition, in June 2008, the Company filed an application with the ITA to have the matter raised with the U.S. Internal Revenue Service under the Israel/U.S. Tax Treaty Mutual Agreement Proceedings (“MAP”).  MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings.  Based on the opinion of Israeli counsel, the Company believes that no Israeli tax liability or withholding obligation arose as a result of the option exercise because both under Israeli tax law and under the Israel/U.S. Tax Treaty, no Israeli tax can be imposed on the employment or service income (including compensatory option gains) of United States residents derived from employment or services performed in the United States.  See Item 5 – “Operating and Financial Review and Prospects – Recent Developments” for an update.

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

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as result of their military service which included diving in the Kishon River near Haifa Bay.  In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits.  The hearing of the lawsuits was consolidated with the hearing of another lawsuit filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River.  The proceedings are in different stages, during which the parties present the evidence in the cases to the court.

On April 28, 2008, the Company agreed to pay $10,000, of which $7,000 was to be provided by its insurance company, as part of a settlement with plaintiffs in a class action suit, Zwickel v. Taro Pharmaceutical Industries Ltd., 04-CV-5969 (S.D.N.Y.). The legal proceedings were initially filed in 2004, and a consolidated amended complaint was filed in 2007, against the Company and certain officers and directors alleging claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.  On October 26, 2009, the Company fulfilled its obligation as per the terms of the settlement agreement and the Company’s insurer paid its respective settlement amount as well.

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

     Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future.  We intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B.	SIGNIFICANT CHANGES

No significant change has occurred since the date of our consolidated financial statements included in this 2007 Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

On December 13, 2006, as a result of our late filing, our ordinary shares were de-listed from the NASDAQ Global Select Market and are now quoted on the Pink Sheets under the symbol “TAROF”.  The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NASDAQ Global Select Market and the Pink Sheets, as applicable, during the last five most recent full financial years:

	High	Low
2006	$16.97	$9.64
2007	$10.30	$5.75
2008	$10.80	$7.25
2009	$9.94	$8.10
2010	$14.50	$9.30

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets, during each fiscal quarter of the most recent two fiscal years and any subsequent period:

	High	Low
First Quarter 2009	$9.94	$8.10
Second Quarter 2009	$9.25	$8.43
Third Quarter 2009	$9.20	$8.50
Fourth Quarter 2009	$9.55	$8.50

First Quarter 2010	$13.50	$9.30
Second Quarter 2010	$14.15	$13.00
Third Quarter 2010	$13.00	$11.00
Fourth Quarter 2010	$14.50	$10.72

First Quarter 2011	$14.78	$14.10
Second Quarter 2011	$20.88	$14.23

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets during the last six months:

	High	Low
Mar-11	$14.39	$14.11
Apr-11	$14.65	$14.23
May-11	$19.50	$14.85
Jun-11	$20.88	$19.40
Jul-11	$22.00	$20.69
Aug-11	$21.30	$18.25

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

During the two years preceding the date of this 2007 Annual Report and subsequent thereto, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than as set out below and contracts entered into in the ordinary course of business.

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

General

The following is a summary of the tax structure applicable to companies in Israel with reference to its effect on us.  The following also contains a discussion of material Israeli and United States tax consequences to our shareholders and Israeli government programs benefiting us.  We cannot assure you that the tax authorities will accept the views expressed in the discussion in question.  The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.  Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on their taxable income.  The corporate tax rate for the tax years 2007, 2008, 2009, 2010 and 2011 is 29%, 27%, 26%, 25% and 24%, respectively.  Such rate is scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

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

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty.  This withholding tax is deductible at source by the company.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter.  After such period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty.  In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.  Under the Investment Law, a company that has participated in an Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends.  In addition, a company that pays a dividend out of tax-exempt income generated by its Approved Enterprise will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate which would have been applicable to such income had such income not been exempted from tax under the Investment Law.  This rate generally ranges from 10% to 25%, depending on the extent of non-Israeli shareholdings in the company.  We have elected to use the Alternative Benefits Program, but intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits.  We have received four approvals granting us a package of benefits, subject to compliance with applicable requirements.  Under the first approval, our undistributed income derived from one Approved Enterprise was exempt from Corporate Tax for a period of four years from 2001, and was eligible for a reduced tax rate of between 10% and 25% for an additional two years.  Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from Corporate Tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of 10% to 25% for an additional eight years.  The benefits pursuant to the first two approvals have expired.  Under the third approval (benefit period starting 2003), our undistributed income was exempt from Corporate Tax for a period of two years following implementation of the plan and we will be eligible for a reduced tax rate of between 10% and 25% for an additional thirteen years thereafter.  All of these programs are subject to the time limits imposed by the Investment Law and based upon the level of foreign ownership in the company in each tax year.  To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%.  We exceed this level but there can be no assurance that we will be able to reach or maintain this level of foreign ownership for each subsequent year.  Under  an additional Approved Enterprise program (benefit period starting 2007), our undistributed income, derived from this approval, will be exempt from Corporate Tax for a period of two years following implementation and is eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter.  As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli Corporate Tax rate.

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

The duration of tax benefits is subject to a limitation of seven to ten years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company had derived income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election.  The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to the company:

●
Similar to the available Alternative Benefits Program, exemption from Corporate Tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced Corporate Tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax Exemption Period, such income will be subject to Corporate Tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that may be distributed.  The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

●
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay Corporate Tax at the rate of 11.5% on income of the Benefited Enterprise.  The benefits period is ten years.  Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

We believe that we qualify as an Industrial Company within the definition of the Industry Encouragement Law.  We cannot assure you that the ITA will agree that we qualify, or, if we qualify, that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

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

Extent of manufacturing volume outside of Israel	Royalties to the Chief Scientist as a percentage of grant
Less than 50%	120%
between 50% and 90%	150%
90% and more	300%

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

This discussion is based on provisions of the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  Any such change could materially affect the continued validity of this discussion and the tax consequences described herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years of  2011 and 2012, dividends may constitute qualified dividend income eligible to be taxed at the preferential rate applicable to long-term capital gains (a maximum rate of 15%), provided that (1) (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service (“IRS”), to be satisfactory, (2) we are not a passive foreign investment company (“PFIC”) (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) the following holding period requirements are met: (i) the U.S. Holder held the ordinary shares with respect to which the dividend was paid for at least 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); and (ii) to the extent that the U.S. Holder is under no obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary shares with respect to which the dividend is paid.  While the IRS has ruled that shares that are listed on the NASDAQ Stock Market are readily tradable on an established securities market in the United States, as our ordinary shares were until they were delisted effective December 13, 2006, it has ruled that shares traded on the Pink Sheets are not readily tradable on an established securities market in the United States.  Even though our shares are traded on the Pink Sheets, we believe  the requirements of (1(b) and (2) are met, and therefore dividends on our shares would qualify as qualified dividend income so long as a U.S. Holder met requirement (3). Unless the reduced rate provision is extended or made permanent or other changes are made by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We will be a PFIC if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, United States or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income.  Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income.  Passive income includes, among other amounts, amounts derived by reason of the temporary investment of funds raised in our public offerings.  If we were a PFIC, and a U.S. Holder did not make either an election to treat us as a qualified electing fund as defined and described below (a “QEF”) or a mark-to-market election:

•
Excess distributions by us to a U.S. Holder would be taxed in a special way.  Excess distributions are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the ordinary shares.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock.  A U.S. Holder must include amounts allocated to the taxable year in its gross income as ordinary income for that year.  A U.S. Holder must pay tax on amounts allocated to each prior taxable year (other than the year prior to the first year in which we were a PFIC) at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

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

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares.  U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.  U.S. Holders are subject to information reporting and back-up withholding (28%) on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

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

In 2007, 81% of our revenue was generated in United States dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the United States dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into United States dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-United States dollar revenues, the effects of currency fluctuations on consolidated net revenues were not significant in 2007.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated in U.S. dollars.  These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP.  We do not hedge this risk as it does not impact our net cash flows.  A 10% increase in the exchange rate between the U.S. dollar and the Canadian Dollar would reduce pre-tax income by approximately $4.7 million based on the December 31, 2007 U.S. dollar to Canadian Dollar exchange rate.

Debt Denominated in NIS and Related Hedges

We have debt denominated in NIS and Canadian dollar that exposes us to foreign exchange rate risk.  We have economically hedged the NIS foreign exchange rate risk by entering into cross-currency swaps, which converts our debt payments into U.S. dollars.  We do not account for these derivatives as hedges and are therefore subject to earnings volatility from fluctuations in the fair value of these cross-currency swaps.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates mainly to our long-term debt incurred to purchase fixed assets.  Our interest expenses are primarily sensitive to LIBOR and CPI as most of our long-term debt bears a LIBOR or CPI-linked interest rate.  Taro U.S.A. had two interest rate swaps in place as of December 31, 2007, which converted variable rate mortgages to fixed rate. One of these swaps matured on November 28, 2008.  We do not use hedge accounting for these interest rate swaps and are therefore subject to earnings volatility due to fluctuations in the fair value of these interest rate swaps.  As of December 31, 2007, $142.9 million of our outstanding debt bears an average interest rate of 6.18%.  Of the $142.9 million, $113.2 million is exposed to interest rate fluctuation.  Consequently, each 0.25% increase in interest rates will reduce pretax income by $0.3 million.

Under conditions as of the date of filing this 2007 Annual Report, we do not believe that our exposure to market risks will have a material impact on future earnings.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.  Disclosure Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and forms, and that such information is accumulated and communicated to the chief executive officer (“CEO”) and chief financial officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.  The Company did not perform the evaluation required by paragraph (b) of Exchange Act rule 13a-15 of the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Rule 13a-15(e)) as of December 31, 2007.  However, Management has concluded that the Company’s disclosure controls and procedures were ineffective as of December 31, 2007 as a result of the Company’s inability to timely file its Form 20-F for its fiscal year ended December 31, 2007, to perform the required evaluation of its disclosure controls and procedures and the material weaknesses in our internal control over financial reporting that existed as of year-end 2007, as described below.

b.  Management’s Annual Report on Internal Control over Financial Reporting.

To address the control weaknesses described below, the Company performed additional analysis, testing and other post-closing procedures in order to prepare its consolidated financial statements in accordance with U.S. GAAP.  Accordingly, Management, including the CEO and CFO, believes that the consolidated financial statements in this 2007 Annual Report fairly present in all material respects, our financial condition, results of operations and cash flows for the periods presented.

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

Management, including our CEO and CFO, does not expect that our internal controls will prevent or detect all errors and fraud.  A control, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Management, including our CEO and CFO, has not conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  However, Management, including our CEO and CFO, believes it has identified a number of material weaknesses in our internal control of financial reporting that existed as of year-end 2007 that are described below.  A number of these material weaknesses were identified in Management’s, including our CEO and CFO, evaluations of our internal control over financial reporting as of December 31, 2006 and as of December 31, 2010 which evaluations were conducted using the criteria established in COSO.

Material weakness (within the meaning of PCAOB Auditing Standard No. 5) is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management, including our CEO and CFO, cannot conclude that it has identified all material weaknesses but believes that at least the following material weaknesses in internal control over financial reporting existed as of December 31, 2007.

Financial Reporting Closing Process

We did not have the time or resources to fully design, establish and maintain effective documented U.S. GAAP compliant financial accounting policies and procedures, primarily related to those for:

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
●
formalize the review of materials, schedules and results in support of the Company’s financial reporting and period-end closing procedures to provide reasonable assurances that our financial reporting is in conformity with U.S. GAAP.

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

Remediation Steps

The Company has individuals in each of its significant locations who are responsible for taxation and is in the process of assessing its specific deficiencies and needs related to taxation and if necessary, will establish a tax position responsible for the global supervision of the Company’s tax compliance and accounting for income taxes for financial reporting purposes. If necessary, the Company will recruit and hire an individual possessing the appropriate expertise to fill such position.  In addition, the Company is evaluating whether it needs to engage subject matter experts with specialized international and consolidated income tax knowledge, to assist with the creation, implementation and documentation of a consolidated tax process and formal internal reporting, monitoring and oversight of tax compliance and accounting for income taxes on a global basis.  In addition, the Company is in the process of finalizing its tax returns, in all countries, for all prior years, which will minimize the potential for changes to these tax returns.

c.  Changes in Internal Control over Financial Reporting.

Other than those changes described above, there was no change in our internal control over financial reporting (as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the period covered by this 2007 Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  We continue to identify and implement additional best practice solutions regarding efficient data collection, integration and controls, including processes to ensure accounting information is properly evaluated and recorded.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal  Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (“Kost Forer”), during the years ended December 31, 2007, 2006 and 2005, respectively.

	2007	2006	2005
	In millions of U.S. Dollars
Audit fees	$2.59	$9.40	$2.68
Tax fees	0.05	0.60	0.18
Total	$2.64	$10.00	$2.86

The audit fees for the years ended December 31, 2007, 2006 and 2005, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All non-audit services provided by the Company’s independent auditors were approved by the Audit Committee.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditors’ work.  The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Ziv Haft, a BDO Member Firm (“Ziv Haft”), who replaced Kost Forer as the Company’s independent auditors in May 2010.  These services may include audit services, audit-related services, tax services and other services, as further described below.  The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the Audit Committee on an individual basis.  Once services have been pre-approved, Ziv Haft and our Management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2007 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2007 Annual Report are listed on the index of exhibits below.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2007 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

	By:	/s/ Michael Kalb
Michael Kalb
Dated: September 22, 2011		Group Vice President, Interim Chief Financial Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

Page
Reports of Independent Registered Public Accounting Firms	F-2 - F-5

Consolidated Balance Sheets	F-6 - F-7

Consolidated Statements of Operations	F-8

Statements of Changes in Shareholders’ Equity	F-9

Consolidated Statements of Cash Flows	F-10 - F-11

Notes to Consolidated Financial Statements	F-12 - F-57

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheet of Taro Pharmaceutical Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2007, and the related consolidated statement of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011 does not express an opinion on the Company’s internal control over financial reporting because management was unable to complete all of its testing of internal controls and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting.

As discussed in Notes 2.q to the consolidated financial statements, the Company adopted Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" - an interpretation of FASB Statement No. 109, effective January 1, 2007.

/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft

June 29, 2011	Certified Public Accountants (Isr)

BDO Member Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Taro Pharmaceutical Industries Ltd.
Yakum, Israel

We have audited the internal control over financial reporting of Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Company”)  as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment on the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Since management was unable to complete all of its testing of internal controls and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the effectiveness of the Company’s internal control over financial reporting.

Nevertheless, we draw attention to management conclusion that the Company has at least the following material weaknesses in internal control over financial reporting as of December 31, 2007:

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

●
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

These material weaknesses, identified by management, were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and this report does not affect our report dated June 29, 2011, on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Taro Pharmaceutical Industries Ltd. as of December 31, 2007, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the year end December 31, 2007 and our report dated June 29, 2011 expressed an unqualified opinion thereon.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

June 29, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
TARO PHARMACEUTICAL INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheet of Taro Pharmaceutical Industries Ltd. (“the Company”) and its subsidiaries as of December 31, 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2.u. to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment,” effective January 1, 2006.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars and shares in thousands

	December 31,
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,187	$16,140
Marketable securities	-	114
Accounts receivable:
Trade, net	70,017	39,456
Other receivables, prepaid expenses and other	26,260	15,693
Inventories	66,957	56,762
Assets held for sale	-	5,232
TOTAL CURRENT ASSETS	208,421	133,397
LONG-TERM RECEIVABLES AND OTHER ASSETS	26,576	31,543
PROPERTY, PLANT AND EQUIPMENT, NET	211,929	219,753
GOODWILL	7,287	7,231
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	26,368	29,063
DEFERRED INCOME TAXES	2,772	3,703
TOTAL ASSETS	$483,353	$424,690

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars and shares in thousands

	December 31,
	2007	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$108,992	$119,326
Current maturities of long-term debt	31,348	28,428
Accounts payable:
Trade payables	20,326	18,442
Other current liabilities	72,203	97,383
TOTAL CURRENT LIABILITIES	232,869	263,579
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	76,361	90,377
Deferred income taxes	5,586	5,516
Other long-term liabilities	15,299	15,435
TOTAL LONG-TERM LIABILITIES	97,246	111,328
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	330,115	374,907
SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2007 and 2006: 200,000,000 shares; Issued at December 31, 2007 and 2006: 39,460,509 and 29,624,218 shares, respectively; Outstanding at December 31, 2007 and 2006:
39,195,869 and 29,358,265 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2007 and 2006:
2,600 shares	1	1
Additional paid-in capital	221,814	165,058
Accumulated other comprehensive income	27,620	14,106
Treasury stock (264,640 and 265,953 shares at December 31, 2007 and 2006,
respectively)	(1,361)	(1,388)
Accumulated (deficit)	(95,515)	(128,673)
TOTAL SHAREHOLDERS’ EQUITY	153,238	49,783
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$483,353	$424,690

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands (except per share data)

	Year ended December 31,
	2007	2006	2005

Sales, net	$319,554	$252,269	$288,623
Cost of sales	133,229	123,516	122,615
Impairment	170	25,862	-
Gross profit	186,155	102,891	166,008
Operating expenses:
Research and development, net	29,817	36,273	45,714
Selling, marketing, general and administrative	97,274	109,048	110,748
Impairment	-	27,923	-
	127,091	173,244	156,462
Operating income (loss)	59,064	(70,353)	9,546
Financial expenses, net	22,816	11,454	7,985
Other gain, net	4,300	-	-
Income (loss) before income taxes	40,548	(81,807)	1,561
Tax expense	6,212	872	1,477
Net income (loss)	$34,336	$(82,679)	$84

Basic net income (loss) per ordinary share	$0.99	$(2.82)	$0.0	(*)
Diluted net income (loss) per ordinary share	$0.98	$(2.82)	$0.0	(*)

Weighted-average number of ordinary shares used to compute basic income (loss) per share	34,725	29,347	29,250
Weighted-average number of ordinary shares used to compute diluted income (loss) per share	35,215	29,347	29,590

(*) Amount is less than $0.01.

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars and shares in thousands

					Accumulated		Retained
				Deferred	Other		Earnings	Total	Total
	Number of	Share	Additional	Stock-based	Comprehensive	Treasury	(Accumulated	Comprehensive	Shareholders’
	Shares	Capital	Paid-in Capital	Compensation	Income (loss)	Shares	Deficit)	Income (loss)	Equity
Balance at January 1, 2005	29,170	$680	$162,027	$(450)	$12,498	$(1,359)	$(45,913)		$127,483
Exercise of options and issuance of shares of
Employee Stock Purchase Plan (ESPP)	132		1,940						1,940
Share-based compensation			13	(13)					-
Reversal of share-based compensation related to
forfeiture of stock options previously granted			(81)	81					-
Share-based compensation				382					382
Purchase of treasury stock	(21)					(571)			(571)
Release of treasury shares to employees under ESPP	20					532	(130)		402
Comprehensive income (loss), net of tax
Foreign currency translation adjustments					(1,706)			(1,706)	(1,706)
Unrealized gain from available for sale marketable securities					55			55	55
Net income							84	84	84
Total comprehensive (loss):								(1,567)
Balance at December 31, 2005	29,301	680	163,899	-	10,847	(1,398)	(45,959)		128,069
Exercise of options and issuance of shares of ESPP	57		560						560
Share-based compensation			599						599
Purchase of treasury shares	(12)					(196)			(196)
Release of treasury shares to employees under ESPP	12					206	(35)		171
Comprehensive income (loss), net of tax
Foreign currency translation
adjustments					3,281			3,281	3,281
Unrealized gain from available for sale marketable securities					(22)			(22)	(22)
Net (loss)					-		(82,679)	(82,679)	(82,679)
Total comprehensive (loss):								(79,420)
Balance at December 31, 2006	29,358	680	165,058	-	14,106	(1,388)	(128,673)		49,783
Release of treasury shares to employees under ESPP	1					27			27
Cumulative effect adjustment upon adoption of FIN 48							(1,178)		(1,178)
Exercise of options and issuance of shares of ESPP	49		183						183
Issuance of shares and warrants to Sun, net	6,788		39,189						39,189
Exercise of Sun warrants	3,000		17,100						17,100
Share-based compensation			284						284
Comprehensive income (loss), net of tax
Foreign currency translation adjustments					13,597			13,597	13,597
Unrealized gain from available for sale marketable securities					11			11	11
Reclassification of unrealized gains from marketable securties to earnings					(94)			(94)	(94)
Net income							34,336	34,336	34,336
Total comprehensive income:								$47,850
Balance at December 31, 2007	39,196	$680	$221,814	$-	$27,620	$(1,361)	$(95,515)		$153,238

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net income (loss)	$34,336	$(82,679)	$84
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	22,614	25,112	24,011
Change in deferred charges and other assets	244	842	757
Impairment of long-lived assets	170	53,785	-
Share-based compensation expense	284	599	382
Accrued severance pay and other long-term liabilities, net	(1,492)	(527)	1,156
(Gain) loss on sale of long-lived assets	(3,727)	1,641	36
Realized gain on sale of marketable securities	(94)	-	-
(Increase) decrease in fair value of derivative instruments	(6,948)	(4,638)	2,871
Effect of exchange differences on inter-company balances	7,259	(60)	791
Increase (decrease) in long-term debt due to currency fluctuation	7,714	4,967	(2,469)
Deferred income taxes, net	2,197	(3,231)	(884)
Class action liabilities, net	-	3,000	-
(Increase) decrease in trade receivables, net	(29,626)	(3,794)	15,924
Decrease in short-term other receivables, prepaid expenses and other	730	3,533	39
Decrease (increase) in long-term other receivables, prepaid expenses and other	2,125	(426)	(2,506)
Decrease (increase) in interest receivable	-	588	(217)
(Increase) decrease in inventories, net	(7,430)	3,923	5,554
Increase (decrease) in trade payables	882	(3,664)	397
Decrease in other accounts payable and accrued expenses	(28,361)	(23,959)	(28,036)
Increase (decrease) in income tax payable	275	229	(510)
Net cash provided by (used in) operating activities	1,152	(24,759)	17,380

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from investing activities:
Purchase of property, plant and equipment and capitalization of
related direct incremental costs	(5,984)	(21,913)	(47,317)
Proceeds (repayments) from restricted short-term bank deposits	-	6,326	(22)
Investment in other intangible assets	(229)	(301)	(2,479)
Proceeds from long-term deposits and other assets	-	14,000	-
Investment in marketable securities	-	-	(17,762)
Proceeds from sale of marketable securities	125	-	31,060
Proceeds from sale of long-lived assets	10,151	272	298
Net cash provided by (used) in investing activities	4,063	(1,616)	(36,222)

Cash flows from financing activities:
Proceeds from issuance of shares	56,499	731	2,342
(Repayments) proceeds of short-term bank debt, net	(6,388)	(1,996)	9,472
Proceeds from long-term debt and capital leases	-	-	25,408
Purchase of treasury shares related to ESPP	-	(196)	(571)
Repayment of long-term debt	(26,373)	(26,700)	(24,794)
Repayment of other intangible assets purchased in prior years	-	(2,200)	(5,450)
Net cash provided by (used in) financing activities	23,738	(30,361)	6,407
Effect of exchange rate changes on cash and cash equivalents	94	48	(67)
Increase (decrease) in cash and cash equivalents	29,047	(56,688)	(12,502)
Cash and cash equivalents at the beginning of the year	16,140	72,828	85,330
Cash and cash equivalents at the end of the year	$45,187	$16,140	$72,828

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$14,793	$12,989	$8,716
Income taxes	$3,644	$3,465	$4,342

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$317	$1,582	$3,339
Investment in intangible assets on credit	$14	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.
Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, and European subsidiaries (the “Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. The Company’s ordinary shares are quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the symbol TAROF. As used herein, the terms "we," "us," "our," “Taro” and the "Company" mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

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

b.
The Company successfully addressed its past liquidity issues by implementing initiatives to improve revenues and cash collections. During 2006, our cash flows were negatively impacted by operating losses, capital expenditures and a reduction in wholesaler inventory. During the year ended December 31, 2007, the Company’s cash on hand increased by $29,047 from $16,140 to $45,187 primarily due to $56,499 of equity issuances, net of issuance costs, and $10,151 of long-lived asset sales offset by $32,761 of debt repayments and $5,982 of capital investments. During the quarter ended March 31, 2010, consolidated cash on hand increased to approximately $125,500, primarily due to higher operating cash flows from increased sales volumes and cash management activities. During the quarter ended March 31, 2010, debt decreased to $160,500, primarily due to scheduled principal payments.  As of March 31, 2010, $100,200 of the Company’s total debt is callable on-demand due to covenant violations. Consolidated cash at March 31, 2010 exceeds callable debt by approximately $25,300. In addition, the Company is current with all of its debt service payments. As a result of the Company’s cash position at March 31, 2010 and the expected cash flows from operations, the Company has the ability to continue as a going concern for the foreseeable future.

c.
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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

d.
In July 2004, Taro U.S.A. entered into a license agreement with Medicis Pharmaceutical Corporation (“Medicis”) for four product lines used in the treatment of skin disorders, including the Lustra® product line and two previously unmarketed products in the United States, Canada and Puerto Rico. The entire purchase price of $35,565 was treated as a product rights purchase and therefore, was recorded on the balance sheet under the line item “other intangible assets and deferred charges, net.” The Company allocated $23,165 for the Lustra® product family. Lustra® and Lustra-AF® were marketed by Medicis for a number of years. One of the previously unmarketed products, from the Lustra® product family, was subsequently launched by Taro under the name Lustra-Ultra™. Taro allocated $12,400 for the second previously unmarketed product, which was subsequently launched by Taro under the name U-Kera™. During 2006, the Company recorded an impairment charge of $10,023, to write off the remaining carrying value of the U-Kera™ intangible asset and recorded an impairment charge of $13,236 to reduce the carrying value of the Lustra® intangible asset to $6,298. These charges were the result of competitive market pressures and were recorded in cost of sales. The impairments were determined by conducting valuation studies and employing a discounted cash flow analysis. The remaining carrying value is being amortized to cost of sales over the weighted-average life of the product rights. See Note 2.k.

As part of the agreement, the Company received $20,000 from Medicis, which the Company estimated was its returns exposure for these products, and with which the Company established a reserve. This return reserve is presented together with the reserve for returns in current liabilities. The Company also agreed to accept expired returned goods in the future, even though the product returned may not have been sold by Taro. The reserve was established anticipating that customers will deduct, from their cash payments to the Company, the price that they originally paid to Medicis for the goods being returned. This reserve is being utilized for the return exposure related to the acquired products. During 2006, $8,300 of the reserve was recorded as income based on a determination that the reserve exceeded the requirements for such returns as a result of the near-term expiration of the customer right of return.

e.
In March 2005, the Company, through its subsidiaries, entered into multi-year agreements with Alterna-TCHP, LLC (“Alterna”) to license the Company’s over-the-counter ElixSure® and Kerasal® products in North America.

The terms of the agreements include, among other things, the license of rights to distribute ElixSure® and Kerasal® products and an option to acquire the ownership rights for additional consideration, multi-year manufacturing and supply arrangements and the sale of ElixSure® inventory on-hand at the outset of the arrangement. At the time of signing the agreements, the Company received $10,000 and there were to be additional payments due over the term of the agreements. In addition, the Company receives payments from Alterna for ongoing manufacturing and supply of the products during the agreement term.

The Company accounted for this transaction in accordance with EITF Issue No.00-21, “Revenue Arrangement with Multiple Deliverable” ("EITF 00-21”). The Company has concluded that the entire arrangement should be considered as one unit of accounting mainly because the Company could not establish fair value for all undelivered elements in the transaction. Accordingly, the total up front consideration is being recognized as revenue over the three-year term of the arrangement. Revenue recognition is limited to cash received. In addition, the Company recorded deferred inventory cost in the amount of $2,037 related to the costs of ElixSure® products that were sold to Alterna at the outset of the agreement. The cost is amortized over the three-year term of the manufacturing and supply services under the agreements.

In June 2006, the Company and Alterna signed an amendment to the above agreements. Pursuant to the terms of the amendment Alterna exercised its option to purchase the full rights to the Kerasal® products and settled all outstanding balances with the Company for products shipped under the manufacturing and supply arrangement in consideration for a cash payment of $12,000. According to the amendment, the Company will continue to manufacture and supply the products to Alterna. Consistent with its original accounting treatment, the Company has concluded that all of the deliverables under the amendment should be considered as one unit of accounting, therefore the consideration is being amortized over the remaining term of the agreement. As of December 31, 2007, the current and non-current portions of deferred revenue related to this agreement were $1,176 and $0, respectively, which were recorded in other current liabilities and other long-term liabilities, respectively. As of December 31, 2006, the current and non-current portions of deferred revenue related to this agreement were $7,055 and $1,176, respectively, which were recorded in other current liabilities and other long-term liabilities, respectively. Subsequently, Alterna discontinued purchasing the ElixSure® products. However, Alterna has continued to purchase Kerasal® in limited quantities.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company determined that Alterna is a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities.” However, the Company has concluded that it is not the primary beneficiary of the VIE, therefore Alterna has not been consolidated into the Company’s results of operations. The Company concluded that the amendment to the agreements in June 2006 should not change this conclusion, primarily since the Company does not have exposure to losses from its involvement with Alterna.

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

During 2010, the Company announced the closure of the manufacturing facility in Ireland. The Company expects to dispose of the facility by selling it as soon as practical. The Company is currently analyzing the impact of that event on subsequent years’ financial statements and any possible additional impairment that may be required in future years.

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

The Company’s most critical estimates are used in its determination of its sales incentives reserves. See Note 4 for details.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated in consolidation. A private corporation, TDC, owns 50% of the shares that have voting rights in Taro U.S.A., with the Company owning the other 50%. In 1993, TDC signed an agreement with the Company to assign its voting rights in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company may designate. TDC may terminate the agreement upon one year written notice. As of December 31, 2007, no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of owning 3.1% of Taro U.S.A. shares that have economic rights. Since losses applicable to TDC exceed its interest in Taro U.S.A. equity, such excess and any further losses applicable to TDC are charged against the Company as TDC has no obligation to fund such losses.

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Marketable securities:

Marketable securities are comprised primarily of shares of stock in other publicly-traded companies and auction rate securities. These marketable securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific balances, which, in the opinion of the Company’s management, are doubtful of collection. The allowance, in the opinion of the Company’s management, is sufficient to cover probable uncollectible balances. See Note 3.

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

The amounts of inventory reserves recorded as cost of sales were $2,403, $4,859, and $1,839, for the years ended December 31, 2007, 2006 and 2005, respectively.

h.	Property, plant and equipment:

1.
Property, plant and equipment are stated at cost, net of accumulated depreciation. Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

2.	Interest costs are capitalized in accordance with SFAS No. 34, “Capitalization of Interest Cost”.

3.	Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

%
Buildings	2.5 - 10
Machinery and equipment	5 - 20 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated by the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

4.
The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” (“SOP No. 98-1”). SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the years 2007 and 2006, the Group capitalized $56 and $49 of software costs, respectively. Software costs are amortized by the straight-line method over their estimated useful life of three years.

5.
On February 7, 2007, the Company, in an effort to improve liquidity, sold a car park adjacent to its Irish facility for $4,050, net of transaction costs and recorded in 2007 a pre-tax gain on this transaction of $3,721. This asset was included in property plant and equipment at December 31, 2006, as the criteria to classify this land as available-for-sale were met after the balance sheet date.

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

The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment test during the fourth fiscal quarter of each year. As of December 31, 2007 and 2006, no impairment loss had been identified.

k.	Impairment of long-lived assets, intangible assets and deferred charges:

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Impairment of long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. In the year ended December 31, 2006, the Company recorded, in operating expenses, a $27,923 impairment loss primarily related to the fixed assets in its Irish facility. In the year ended December 31, 2006, the Company also recorded impairment charges of $25,862 in cost of sales, which is mainly comprised of a $23,259 impairment loss, primarily for its product rights for Lustra® and U-Kera and a $2,531 impairment loss related to one of its warehouses and certain equipment in Canada. No impairment loss was recorded on these assets in the year ended December 31, 2007. See also Notes 1.d and 1.e.

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

The Company recognizes revenue from product sales when title and risk of loss have transferred to its customers and when the criteria in Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), and SFAS No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS 48”), have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) the price to customers is fixed or determinable; (iv) collectability is reasonably assured, and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company. Depending on the terms of our customer arrangements, revenue is recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Chargebacks result from pricing arrangements the Company has with end-user customers establishing contract prices which are lower than the wholesalers’ acquisition costs or invoice prices. When these customers buy the Company’s products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to the Company for the difference between the invoice price and the end-user contract price. Chargeback reserves are estimated using current wholesaler inventory data beyond the Company’s control, and historical data. Due to the passage of time from the balance sheet date to the issuance of these financial statements, the Company has considered actual wholesaler returns and reverse chargebacks received in estimating its chargeback reserve.

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

Reserves for returns, Medicaid and indirect rebates are included in current liabilities. All other sales deductions allowances are recorded as accounts receivable reserves. The reserve for returns is included in current liabilities as substantially all of these returns will not be realized until after the year-end accounts receivable balances are settled. Medicaid and indirect rebates are included in current liabilities because the Company does not have direct customer relationships with any of the payees. See Notes 4 and 11 for more details.

The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company's products and accounts for these in accordance with EITF Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Product)", as reductions of revenue unless the customer service receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer's purchase of the products and the fair value of the benefits can be reasonably estimated.

With respect to revenue recognition policies in the Alterna transaction, see also Note 1.e.

n.	Research and development:

Research and development expenses, net of grants received, are charged to expenses as incurred.

o.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company earned grants in the amounts of ($309), $430 and $559 during 2007, 2006 and 2005, respectively. Such grants are included as deductions from research and development costs.

p.	Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were approximately $6,473, $11,741, and $20,836 for the years ended December 31, 2007, 2006 and 2005, respectively.

q.	Income taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109, prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of each balance sheet date, management determined that it was more likely than not that the Company will not benefit from the deferred tax asset in the U.S., Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against deferred tax assets. In future years, if it is more likely than not that the Company will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Effective January 1, 2007, the Company adopted  FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FAS 109” (“FIN 48”), which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions as income tax expense. See Note 16. The following table presents the impact at January 1, 2007 on the consolidated balance sheet as a result of implementing FIN 48:

Increase to short-term accrued taxes	$1,178
Decrease to valuation allowance	$6,220
Decrease to deferred tax assets	$6,220
Increase to accumulated deficit	$1,178

r.	Sales and other taxes collected and remitted to governmental authorities:

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

The total weighted-average number of options excluded from the calculations of diluted net earnings per share, as a result of their anti-dilutive effect, was 1,126,528, 1,578,387, and 1,504,479 for the years ended December 31, 2007, 2006 and 2005, respectively.

t.	Freight and distribution costs:

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $9,436, $9,090, and $9,454 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

The Company recognizes compensation expense for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards granted prior to January 1, 2006, the Company recognizes compensation expense based on the straight line-method over the requisite service period of each of the awards. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested. Upon the adoption of SFAS No. 123(R) the expected life of the option is estimated using the “simplified” method as provided in SAB 107. Under this method, the expected life equals arithmetic average of the vesting term and the original contractual term of the option.

Prior to 2006, the Company elected to follow APB No. 25 and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employees’ stock options plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price of the option at the grant date of the award.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Stock Options: The fair value of options granted under the Stock Incentive Plan in 2007, 2006 and 2005 is amortized over their vesting period on a straight-line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions:

	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	53.1%	58.5%	60.0%
Risk-free interest rate	4.7%	4.4%	4.2%
Expected life of up to	6.9 years	6.9 years	6.9 years

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

The following table illustrates the effect on net loss and net loss per share for the year ended December 31, 2005, assuming that the Company had applied the fair value recognition provision of SFAS 123(R) on its stock-based employee compensation:

December 31,
2005

Net income - as reported	$84
Add – stock-based compensation expense recorded in reported
net income	382
Less - total stock-based compensation expenses under fair
value method	14,608
Net (loss) - pro-forma	$(14,142)
Earnings per share:
Basic and diluted net income per ordinary share - as reported(*)	$0.00
Basic and diluted net (loss) per ordinary share - pro-forma	$(0.48)

 (*) Amount is less than $0.01.

The Company applies SFAS No. 123(R) and EITF No. 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”; with respect to options issued to non-employees. SFAS No. 123(R) requires the use of option valuation models to measure the fair value of the options granted. Compensation expensed to non-employees was not material.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. At December 31, 2007, three different wholesale customers in the United States represented approximately 16.0%, 14.7% and 12.2% of the trade accounts receivable, net. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not generally require collateral for its customers' accounts receivable.

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

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged. At December 31, 2007 and 2006, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change. For additional information see Note 9.

y.	Impact of recently issued accounting standards:

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

In June 2007, the FASB ratified EITF Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 provides guidance on the capitalization of non-refundable advance payments for goods and services to be used in future research and development activities, until such goods have been delivered or the related services have been performed. This issue will be effective for the Company for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company believes that the adoption of EITF 07-3 will not have a material impact on the Company’s consolidated financial statements.

In November 2007, EITF issued EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property” (“EITF 07-1”). Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. The adoption of EITF 07-1 will not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will generally be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. This statement will be effective for us as of the year beginning January 1, 2009. The impact of the adoption of SFAS 141R on the Company’s consolidated financial statements would depend on the nature, terms and magnitude of acquisitions it may consummate in the future.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51,” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. These statements will be effective for us as of the year beginning January 1, 2009. The Company believes that the adoption of SFAS 160 will not have a material impact on the Company’s consolidated financial statements.

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

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 revises the current model for recording revenue from multiple element arrangements and expands disclosure requirements. This standard requires entities to allocate revenue in an arrangement at inception using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-13 will be effective for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect adoption of ASU 2009-13 to have a material impact on the results of operations or financial condition.

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

NOTE 3: — ACCOUNTS RECEIVABLE

a.	Trade, net:

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	December 31,
	2007	2006
Trade accounts receivable, gross	$117,557	$118,459

Reserves for sales deductions:
Chargebacks	(18,525)	(40,211)
Customer rebates	(12,421)	(19,628)
Other sales deductions	(15,853)	(17,005)
Allowance for doubtful accounts	(741)	(2,159)
Trade accounts receivable, net	$70,017	$39,456

b.	Other receivables, prepaid expenses and other:

	December 31,
	2007	2006
Prepaid expenses	$5,804	$7,560
Deferred income taxes	3,221	4,735
Government authorities	3,207	1,433
Advanced to suppliers	551	843
Derivative instruments	12,953	497
Office of the Chief Scientist	269	279
Employees	17	21
Other	238	325
	$26,260	$15,693

NOTE 4: — SALES INCENTIVES

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company’s estimates of inventory in the distribution channel are based on inventory information reported to it by its major wholesale customers, historical shipment and return information from its accounting records and third-party data on prescriptions filled. The Company’s estimates are subject to inherent limitations pertaining to reliance on third-party information.

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

The Company’s product returns reserve at December 31, 2007 and related statement of operations impact for the year ended December 31, 2007, also considered actual product returns experienced subsequent to December 31, 2007 to validate the product returns reserve estimate based on the methodology described above.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Chargebacks:

The Company has arrangements with certain customers that allow them to buy its products directly from its wholesalers at specific prices. Typically these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices. In exchange for servicing these third party contracts, the Company’s wholesalers can submit a “chargeback” claim to the Company for the difference between the price sold to the third party and the price at which they purchased the product from us. The Company generally pays chargebacks on generic products, whereas branded proprietary products are typically not eligible for chargeback claims. The Company considers many factors in establishing its chargeback reserves including inventory information from its largest wholesale customers (beginning in 2006) and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors. The Company’s chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory. The Company reviews the methodology utilized in estimating the reserve for chargebacks in connection with analyzing its product returns reserve each quarter and makes  revisions as considered necessary to reasonably estimate its potential future obligation. Due to the passage of time from the balance sheet date to the issuance of these financial statements, the Company has considered actual wholesaler returns and reverse chargebacks received in estimating its chargeback reserve.

Rebates and other deductions:

The Company offers its customers various rebates and other deductions based primarily on their volume of purchases of its products. Chain wholesaler rebates are rebates that certain chain customers claim for the difference in price between what the chain customer paid a wholesaler for a product purchase and what the chain customer would have paid if such customer had purchased the same product directly from the Company. Cash discounts, which are offered to the Company’s customers, are generally 2% of the gross sales price, and provide the Company’s customers an incentive for paying within invoice terms (30 to 90 days). Medicaid rebates are earned by states based on the amount of the Company’s products dispensed under the Medicaid plan. Billbacks are special promotions or discounts provided over a specific time period to a defined customer base and for a defined product group. Distribution allowances are a fixed percentage of gross purchases for inventory shipped to a national distribution facility that the Company pays to its top wholesalers on a monthly basis. Administration fees are paid to certain wholesalers, buying groups, and other customers for stocking the Company’s products and managing contracts and servicing other customers. Shelf stock adjustments, which are customary in the generic pharmaceutical industry, are based on customers’ existing levels of inventory and the decrease in the market price of the related product. When market prices for the Company’s products decline, the Company may, depending on its contractual arrangements, elect to provide shelf-stock adjustments and thereby allow its customers with existing inventories to compete at the lower product price. The Company uses these shelf-stock adjustments to support its market position and to promote customer loyalty.

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information. Based on the Company’s historical experience, substantially all claims for rebates and other sales deductions are received within 24 months. Therefore, at December 31, 2007 and for the year ended December 31, 2007, the Company considered subsequent actual claims submitted by its customers in determining the Company’s reserves and related statements of operations impact for rebates and other sales deductions.

As discussed above, Taro believes it has the experience and information that it believes are necessary to reasonably estimate the amounts of reserves for its sales incentives programs.  Several of the assumptions used by the Company for certain estimates are based on information received from third parties, such as wholesale customer inventory levels,  market data, and other factors beyond Taro’s control.  The most critical estimates in determining these reserves, and the ones therefore that would have the largest impact if these estimates were not accurate, are related to contract sales volumes, average contract pricing, customer inventories and return volumes.  Taro regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Use of estimates in reserves:

The Company believes that its reserves, allowances and accruals for items that are deducted from gross revenue are reasonable and appropriate based on current facts and circumstances. Changes in actual experience or changes in other qualitative factors could cause the Company’s allowances and accruals to fluctuate, particularly with newly launched or acquired products.  The Company regularly reviews the rates and amounts in its reserve estimates. If future estimated rates and amounts are significantly greater than those reflected in the Company’s recorded reserves, the resulting adjustments to those reserves would decrease the Company’s reported net revenue; conversely, if actual product returns, rebates and chargebacks are significantly less than those reflected in the Company’s recorded reserves, the resulting adjustments to those reserves would increase the Company’s reported net revenue. If the Company were to change its assumptions and estimates, its reserves would change, which would impact the net revenue that the Company reports.  The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

The following table summarizes the activities for sales deductions and product returns for the year ended December 31, 2007:

	Beginning balance	Provision recorded for current period sales	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(40,211)	$(170,447)	$192,133	$(18,525)
Rebates and Other	(38,792)	(63,005)	72,782	(29,015)
Total	$(79,003)	$(233,452)	$264,915	$(47,540)

Current Liabilities
Returns	$(34,144)	$(9,243)	$18,286	$(25,101)
Others (1)	$(23,271)	$(14,498)	$27,213	$(10,556)
Total	$(57,415)	$(23,741)	$45,499	$(35,657)

(1)	Includes indirect rebates.

NOTE 5: — INVENTORIES

	December 31,
	2007	2006
Raw and packaging materials	$21,292	$15,483
Finished goods	23,806	26,375
Work in progress	17,162	11,892
Purchased products for commercial purposes and other	4,697	3,012
	$66,957	$56,762

As of December 31, 2007 and 2006, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $12,435 and $14,287, respectively.

As for pledges, see Note 13.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 6: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:
	December 31,
	2007	2006
Cost:
Land	$12,840	$12,500
Buildings	163,755	157,550
Leasehold improvements	3,263	3,060
Machinery and equipment	151,878	141,583
Computer equipment	30,901	29,478
Motor vehicles	281	281
Furniture, fixtures and office equipment	8,854	8,236
Advances for property and equipment	290	92
	372,062	352,780
Accumulated depreciation and impairment charges:
Buildings	42,503	35,475
Leasehold improvements	2,733	2,439
Machinery and equipment	81,417	67,065
Computer equipment	27,543	23,051
Motor vehicles	272	236
Furniture, fixtures and office equipment	5,665	4,761
	160,133	133,027
Depreciated cost	$211,929	$219,753

Depreciation expenses were $19,874, $20,098 and $18,910, for the years ended December 31, 2007, 2006 and 2005, respectively. For related impairment charges, see Note 2.k.

b.
Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental costs such as payroll and related expenses and other internal costs incurred in order to bring the assets to their intended use in the amount of $13,147 and $15,941 as of December 31, 2007 and 2006, respectively. Capitalized interest and other costs were $56, $8,670, and $12,199 for the years ended December 31, 2007, 2006 and 2005, respectively.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,416 and $4,158 as of December 31, 2007 and 2006, respectively.

d.	As for pledges – see Note 13.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 7: —INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	December 31,
	2007	2006
Cost:
Product rights	$68,852	$68,245
Deferred charges in respect of loans and bonds from institutional investors	1,246	1,216
Other deferred cost	1,541	1,541
	71,639	71,002
Accumulated amortization and impairment charges:
Product rights	42,689	39,602
Deferred charges in respect of loans and bonds from institutional investors	1,144	1,031
Other deferred cost	1,438	1,306
	45,271	41,939
Amortized cost	$26,368	$29,063

b.	Amortization expenses related to product rights were $2,740, $5,014, and $5,101, for the years ended December 31, 2007, 2006 and 2005, respectively.

c.	As of December 31, 2007, the estimated amortization expense of product rights for 2008 to 2012 is as follows: 2008 - $2,805; 2009 - $2,932; 2010 - $2,789; 2011 - $2,680; and 2012 - $2,518.

d.	The weighted-average amortization period for product rights is 14 years.

NOTE 8: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	December 31,
	2007	2006
Prepayment of land leased from Israel Land Administration (1)	$15,065	$15,292
Receivable related to class action lawsuit	7,000	7,000
Derivative instruments (2)	659	5,743
Severance pay fund (3)	3,649	2,755
Long-term deposit	84	-
Other	119	753
	$26,576	$31,543

(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid. For more details see Note 2.i.

(2)	See Note 9.

(3)
Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations. See Note 11.b.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $910, $913 and $956 for the years-ended December 31, 2007, 2006 and 2005, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2006	2005
Pension, retirement savings and severance expenses	$3,902	$4,763	$3,688

NOTE 9: — DERIVATIVE INSTRUMENTS

The Company’s operations are exposed to market risks from changes in interest rates and currency exchange rates. Exposure to these risks is managed through normal operating and financing activities and, when appropriate, through derivative instruments.

a.	Interest rates:

The Company manages its risk to fluctuating interest rates by opportunistically using interest rate swaps to convert its floating rate debt into fixed rate obligations. These interest rates swaps are not designated as hedges and changes in the fair value of these instruments are reflected in earnings. The Company’s interest rate swaps are as follows.

In June 2005, the Company entered into a mortgage agreement for its New Jersey facility. Subsequently, in September 2005, the Company entered into an interest rate swap to mitigate variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 4.66%. At December 31, 2007, the fair market value of the swap was a $154 liability, and was recorded in other long-term liabilities on the consolidated balance sheet. At December 31, 2006, the fair market value of the swap was a $137 asset, and was recorded in long-term receivables and other assets on the consolidated balance sheet. The Company recorded an unrealized (loss) gain of ($291), $111 and $26 within financial expenses, net for the years ended December 31, 2007, 2006 and 2005, respectively. This swap matured on November 28, 2008. See Note 12.a.6.

In September 2005, the Company also entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%. At December 31, 2007, the fair market value was a $269 liability, and was recorded in other long-term liabilities on the consolidated balance sheet. At December 31, 2006, the fair market value was a $177 asset, and was recorded in long-term receivables and other assets on the consolidated balance sheet. The Company recorded an unrealized (loss) gain of ($446), $207, and ($30) within financial expenses, net, for the years ended December 31, 2007, 2006 and 2005, respectively. See Note 12.a.6.

b.	Currency exchange rates:

The Company manages its exposure to debt obligations denominated in currencies other than its functional currency by opportunistically using cross-currency swaps to convert its foreign currency debt payments into its functional currency. These cross-currency swaps are not designated as hedges and changes in fair value of these derivatives are reflected in earnings.

From July 1999 to November 2000, the Company issued approximately $24 million of CPI + 8.25% bonds denominated in NIS with terms of 10 years.  At the same time, the Company entered into 9-10 year cross currency swaps in which the Company receives CPI plus 6% to 8.25% in NIS and pays LIBOR plus 0.6% to 3.3% in USD based on the outstanding amount of the bonds. At December 31, 2007, the fair market value of these swaps was a $1,169 asset and was recorded in other receivables, prepaid expenses and other ($510 short-term portion) and long-term receivables and other assets ($659 long-term portion). At December 31, 2006, the fair market value of these swaps was a $716 asset and was recorded in other receivables, prepaid expenses and other ($212 short-term portion) and long-term receivables and other assets ($504 long-term portion). For the years ended December 31, 2007, 2006, and 2005, net gains (losses) of approximately $883, $628 and ($972) were recorded within financial expenses, net for these swaps.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210.8 million for an eleven-year term at an annual interest rate of 5.8%. At the same time the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,190 USD plus a fixed rate of 5.9%. At December 31, 2007, the fair market value of this swap was a $12,271 asset and was recorded in other receivables, prepaid expenses and other. At December 31, 2006 the fair market value of this swap was a $5,147 asset, and was recorded in other receivables and prepaid expenses ($222 short-term portion) and long-term receivables and other assets ($4,925 long-term portion) on the consolidated balance sheet. The Company recorded net gains of $7,597, $4,101 and $749 within financial expenses, net for the years ended December 31, 2007, 2006 and 2005, respectively. This swap matured on November 28, 2008 and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap.

NOTE 10: — SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted -
	average
	interest rate		Amount
	December 31,		December 31,
	2007	2006	2007	2006
Short-term bank credit and short-term loans:
In, or linked to, U.S. dollars (1) (2) (3) (4)	6.92%	6.92%	$80,841	$91,304
In NIS (5)	7.07%	7.55%	10,759	11,002
In Canadian dollars (6) (7)	6.97%	6.45%	17,392	17,020
			108,992	119,326
Reclass from long-term debt, included in the above amounts (8)			35,181	42,783
Total utilized credit lines and short-term loans			$73,811	$76,543
Total authorized credit lines and short-term loans			$76,042	$78,765
Unutilized credit lines			$2,231	$2,222
Weighted-average interest rates at the end of the year for all loans	6.94%	6.91%

(1)
This amount includes approximately $28,100 of outstanding debt under a $40,000 Taro U.S.A. credit facility at December 31, 2007 and 2006, respectively. This credit facility bears interest at a rate of LIBOR plus 2.75% and is secured by a first lien on Taro U.S.A.’s accounts receivable, inventory and all products and proceeds thereof. Additional borrowings are currently not available under this facility due to covenant defaults. Subsequent to the balance sheet date, the Company amended this credit agreement to extend the maturity date to October 5, 2010.

(2)
This amount includes approximately $9,750 and $10,000 of outstanding debt under a $10,000 Taro U.S.A. credit facility at December 31, 2007 and 2006, respectively. The Company entered into a letter agreement with this financial institution as described in Note 12.a.3.

(3)	This amount includes approximately $23,800 and $29,327 of outstanding debt under the Company’s credit facilities in Israel at December 31, 2007 and 2006, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(4)	This amount includes approximately $19,191 and $23,877 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2007 and 2006, respectively.

(5)
This amount represents outstanding debt under the Company’s credit facilities of $6,193 and $4,389 and a reclassification from long-term debt of $4,566 and $6,613 in Israel at December 31, 2007 and 2006, respectively.

(6)
This amount includes approximately $5,967 and $4,728 of outstanding debt at December 31, 2007 and 2006, respectively, under a demand revolving line of credit to Taro Pharmaceuticals Inc, the Company’s indirect Canadian subsidiary. The amount available under this line of credit was $8,070 and $6,865 at December 31, 2007 and 2006, respectively. This facility is secured by a general security agreement over the Canadian subsidiary’s assets other than real property and certain other capital assets. In addition, the agreement provides the lending institution a second lien on real property and other capital assets in Canada, and the United States.

(7)	This amount includes approximately $11,424 and $12,292 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2007 and 2006, respectively.

(8)	These amounts represent long-term debt classified as short-term debt due to covenant defaults described in Notes 12.a.1, 12.a.3, 12.a.4 and 12.a.6.

NOTE 11: — OTHER LIABILITIES

a.	Other current liabilities:

	December 31,
	2007	2006
Returns reserve	$25,101	$34,144
Due to customers (1)	1,626	16,327
Employees and payroll accruals	11,432	7,382
Deferred revenue	1,176	7,055
Medicaid and indirect rebates	5,038	6,944
Accrued income taxes	9,443	6,163
Payable to Medicis	-	5,100
Legal and audit fees	2,166	4,429
Accrued expenses	7,600	4,183
Interest payable	1,726	2,072
Other	6,895	3,584
	$72,203	$97,383

(1)	Amount due to customers in excess of their outstanding balance as a result of chargebacks, rebates and other deductions:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

b.	Other long-term liabilities:

	December 31,
	2007	2006
Class action lawsuit	$10,000	$10,000
Accrued severance pay	4,642	3,645
Deferred revenue	-	1,176
Grant from Irish government	233	538
Other	424	76
	$15,299	$15,435

NOTE 12: — LONG-TERM DEBT

a.	Composed as follows:

	December 31,
	2007	2006
Loans from institutional investors and bonds (1)	$8,313	$10,296
Loans from institutional investors and bonds (2)	97,040	102,393
Banks (3)	1,577	5,333
Term loan from Canadian bank (4)	14,451	19,308
Mortgage for U.S. distribution facility (5) (6)	10,450	12,650
Mortgage for U.S. office facility (6)	11,059	11,608
	142,890	161,588
Less: current maturities	31,348	28,428
Less: long-term debt reclassified as short-term loans (1, 3, 4, 6)	35,181	42,783
	$76,361	$90,377

1.
In 1999 and 2000, the Company entered into a series of debenture and loan agreements in Israel, secured by a floating charge on substantially all of its property, assets and rights. The debentures were issued in separate tranches during 1999 and 2000 for a term of 10 years, with the last tranche maturing in November 2010; most of the loan balance at December 31, 2007 and 2006 was linked to Israeli CPI plus 8.25%. Under the debentures, Taro provided certain undertakings that, among other things, as long as the loan is outstanding, (i) the ratio between long-term liabilities and shareholders’ equity shall not exceed two and the current ratio (defined as current assets divided by current liabilities) shall not be less than one and (ii) the ratio of current assets and liabilities shall not exceed one. Such ratios are based on the Company’s audited financial statements. As of December 31, 2007 and 2006, the Company was current with its payment obligations but not in compliance with other covenants. Since the Company was not in compliance with certain covenants as described above and since according to the provisions of the agreements, the lenders have the right to accelerate the obligations after notice and opportunity to cure, the Company has reclassified the long-term portion of its long-term debt to these lenders in the amount of $5,032 and $7,404, to short-term loans at December 31, 2007 and 2006, respectively.

2.
In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel. Approximately half of the amount of the loans was issued in U.S. dollars at an interest rate of 6.0 – 6.1%, maturing in 2010. The other half of the loans were issued in NIS at a rate of Israeli CPI plus 5.8%, maturing in 2014. The debentures, provided certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1. The test is based on the Company’s audited financial statements, and is performed on April 1 of each year with respect to the prior calendar year. Since the Company was not in compliance with the above described covenants, no additional indebtedness has been incurred by the Company. Although additional borrowing by the Company is restricted, the lenders do not have the right to accelerate their obligations and, thus, these loans have not been reclassified as short-term debt.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.
In 2004, in connection with the long and short-term loans provided by four banks, the Company provided each such bank with undertakings including provisions that it would: (i) not pledge any of its current or future assets without the prior written consent of such bank, provided that Taro is allowed to pledge any newly acquired assets to secure financing provided to acquire such assets and to pledge any fixed assets up to an aggregate of $20,000, which includes the pledges in favor of the lenders under the 1999 and 2000 debenture and loan agreements; (ii) not sell or transfer any of the current or future assets of the Company (excluding current assets) without the prior written consent of such lender, provided that the Company is allowed to sell any asset without consent of such lender if the sale proceeds do not exceed 5% of the total assets (based on the audited financial statements) less the current assets and goodwill (based on the audited financial statements); (iii) comply with certain financial covenants, one of which requires that the Company’s operating income will exceed 12% of sales, and another which requires that the Company maintain a ratio of debt to EBITDA not to exceed 3.5 over a rolling three-year average, and (iv) comply with certain financial reporting requirements. Excluding the mortgage relating to the distribution facility in New Jersey that is described in (6) below, the loans covered by the foregoing covenants and negative pledge undertakings matured in 2008 and bore interest ranging from LIBOR plus 0.9% to LIBOR plus 2%. As of December 31, 2007, the Company was current with its payment obligations but was not in compliance with the covenants. Since the Company was not in compliance with certain covenants as described above and otherwise set forth in the original loan agreements with these banks, and since according to the agreements, the banks have the right to accelerate their obligations, the Company has reclassified the long-term portion of its long-term debt to these banks. As of December 31, 2006, the Company reclassified long-term loans in the amount of $1,577 as short-term loans. No amounts were reclassified as short-term loans at December 31, 2007.

4.
During 2004, Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary, refinanced its mortgage payable and its plant expansion term loans with a new term loan. The new term loan is collateralized by a first lien on the Canadian subsidiary’s land, buildings and certain manufacturing equipment, a lien covering all other assets, subject to prior liens indicated in Note 10 above, and a subordinated lien on the buildings and land securing the mortgage loans described in (6) below, as well as certain equipment of Taro U.S.A. Taro U.S.A. and two of its subsidiaries have provided guarantees to the lender for the full amount of the loan. The Canadian subsidiary provided undertakings in the relevant loan documentation that include certain (i) financial covenants, requiring the Canadian subsidiary to maintain a maximum ratio of debt to tangible net worth of 1.60:1 and a ratio of current assets to current liabilities of 1.5:1 or more and (ii) financial reporting covenants relating to the Company and certain subsidiaries, including the Canadian subsidiary. Since the Canadian subsidiary was not in compliance with certain covenants as described above, and in accordance with the agreement, the bank has the right to accelerate its obligation. The Company has reclassified the long-term portion of its long-term debt to this bank in the amount of $11,424 and $12,293, as short-term loans at December 31, 2007 and 2006, respectively.

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

6.
 In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey. The Company guaranteed these obligations. The Canadian bank described in (4) above has a subordinated security position in the facilities which are the subject of the mortgages. The mortgage on the New York facility was $11,059 and $11,608, as of December 31, 2007 and 2006, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90, which the Company failed to meet. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage. The mortgage on the New Jersey facility, as described in (5) above, was $10,450 and $12,650, as of December 31, 2007 and December 31, 2006, was for an original term of seven years, bearing interest at the rate of LIBOR plus 1.85% and has certain financial and reporting covenants. The interest rate of the mortgage was effectively fixed at 4.66%, as the Company had an interest rate swap in place through November 28, 2008. The mortgage holder is one of the banks with which the Company entered into a letter agreement, with similar covenants, as described in (3) above. On November 28, 2008, the principal amount of this mortgage was increased from $4,743 to $12,992, and the interest rate swap was terminated. Since the Company, with respect to each such mortgage, was not in compliance with certain financial and other covenants and because each lender has the right to accelerate its obligations, the Company has reclassified the long-term portion of each mortgage, in the amount of $18,725 and $21,509, respectively, as short-term loans at December 31, 2007 and 2006, respectively.

As discussed above, part of the undertakings also include financial reporting obligations that have not been met as a result of the delayed filing of the Company’s Annual Reports on Form 20-F for the years 2007, 2008 and 2009. The Company is also not in compliance with certain financial, reporting, and administrative covenants. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach or default of covenants included in other agreements. As a result, even though the Company has been current in its payment obligations, the loans, except the one described in Note 12a.2 above, are callable by the lenders until the Company is in compliance with its Form 20-F filing requirements as well as with all covenants. In addition, the covenants and undertakings described above restrict the Company’s ability to incur additional debt.

As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them. The financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Weighted Average Interest Rate		Amount
	December 31,		December 31,
	2007	2006	2007	2006
In, or linked to, U.S. dollars	6.08%	5.98%	$62,882	$81,643
In Canadian dollars	7.09%	6.33%	14,451	19,308
In Israeli currency – linked to CPI	6.08%	6.17%	65,557	60,637
			$142,890	$161,588

Not included in the CPI-linked loans, are loans in the amount of $47,682 and $62,417 as of December 31, 2007 and 2006, respectively, which are subject to variable interest rates primarily linked to the LIBOR or the Canadian Bankers’ Rate. The remaining balance of the Company’s outstanding debt is subject to fixed interest rates.

c.	The debt matures as follows:

December 31,
2007
2008	$31,348
2009	29,809
2010	28,383
2011	14,648
2012	13,462
Thereafter	25,240
$142,890

As of the date of these financial statements, the Company has met all of its scheduled debt obligations.

For collateral, see Note 13.

NOTE 13: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	December 31,
	2007	2006
Short-term bank credit and short-term loans (1)	$34,067	$32,841
Long-term debt (including current maturities) (2)	$44,274	$53,862

(1)
Short-term bank credits and short-term loans primarily include $28,100 of debt secured by accounts receivable, inventory and all products and proceeds thereof of Taro U.S.A. at December 31, 2007 and 2006.

(2)	Long-term debt primarily includes mortgages secured by facilities in the U.S.A. and Canada.

For further discussion of collateralized assets see Notes 10 and 12.

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
Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2012. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December 31,
2007
2008	$2,183
2009	1,471
2010	975
2011	75
2012 and thereafter	39
$4,743

Total rent expenses were $3,562, $2,935 and $3,395 for the years ended December 31, 2007, 2006 and 2005, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3% to 5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Commencing in 1999, grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars). As of December 31, 2007 and December 31, 2006, the aggregate contingent liability to the OCS was approximately $12,382 and $11,600, respectively.

Royalty payments (refunds) to the OCS were ($309), $340 and $325 for the years ended December 31, 2007, 2006 and 2005, respectively.

c.	Legal proceedings:

From time to time the Company is subject to litigation arising in the ordinary course of business. Except for the accruals with respect to the Zwickel case (see Note 14.c.4.iii) and the Israeli taxation cases (see Note 14.c.3), no accruals for any lawsuits, to which the Company is party, are required in the financial statements. Additionally, the Company is party to certain lawsuits disclosed herein, whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

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

ii.
On December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003. The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is more likely than not. See Note 16 for further details.

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

iii.
On April 28, 2008, the Company agreed to pay $10,000, of which $7,000 will be provided by its insurance company, as part of a settlement with plaintiffs in a class action suit, Zwickel v. Taro Pharmaceutical Industries Ltd., 04-CV-5969 (S.D.N.Y.). The legal proceedings were initially filed in 2004, and a consolidated amended complaint was filed in 2007, against the Company and certain of its current and former officers and directors alleging claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The settlement amount of $10,000 owed by the Company was accrued as part of other long-term liabilities in the 2006 consolidated balance sheet. The receivable from the insurance company was recorded as part of long-term receivables and other assets in the 2007 and 2006 consolidated balance sheets. On October 26, 2009, the Company fulfilled its obligation as per the terms of the settlement agreement and the Company’s insurer paid its respective settlement amount as well.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

d.
In 2003, the Company and its Irish subsidiary entered into an agreement with a government agency in Ireland to receive grants for the development and provision of employment for a manufacturing facility in Ireland. The obligation to repay these grants terminated in 2008 and 2009, subject to the continued operation and control by the Company’s Irish subsidiary. The grants, or portions thereof, may be revoked if jobs related to the grants remain vacant for a period in excess of six calendar months. As of December 31, 2007 and 2006, the balance of grants received was $233 and $538, respectively, and is included in other long-term liabilities. Subsequent to the balance sheet date, the Company fulfilled all of its obligations under the terms of the grant agreement and earned the full benefit of the grant. This grant was amortized as earned by the Company.

e.	Subsequent to the balance sheet date, in November 2009, the Company’s Irish subsidiary sold a vial filling line for $1,485, net of transaction costs. For further details see Note 1.f.

NOTE 15: — SHAREHOLDERS’ EQUITY

a.	Pertinent rights and privileges of ordinary shares:

1.	100% of the rights to profits are allocated to the ordinary shares.

2.	100% of the dissolution rights are allocated to the ordinary shares.

3.	Two-thirds of the voting power of the Company’s shares is allocated to the ordinary shares.

b.	Founders’ Shares:

One-third of the voting power of all of the Company’s shares is allocated to the founders’ shares.

c.	Stock option plans:

1.	The Company’s 1991 Stock Incentive Plan provided for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant. As of December 31, 2007, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share. As of December 31, 2007 and 2006, an aggregate of 82,575 and 124,649 options in respect of the 1991 plan were outstanding, respectively, and no further options in respect of the 1991 plan are available for future grants. The Company issues new shares to employees and associates exercising their stock options.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

2.
The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000. As of December 31, 2007, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2007 and 2006, an aggregate of 1,132,130 and 1,268,480 options in respect of the 1999 plan were outstanding, respectively, and, as of March 10, 2009, no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

3.
During December 2005, the Company accelerated the vesting period of 1,052,030 options outstanding with a weighted-average exercise price of $35.23, which was higher than the market price at the time of the acceleration, and with remaining vesting periods prior to acceleration from one to five-years. The decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS 123(R) which required the Company to record compensation expense for all unvested stock options effective January 1, 2006. The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expenses associated with these options in future periods. An additional reason for the acceleration of the vesting period was to make the options more attractive to the recipients.

4.	A summary of the Company’s stock option activity (except options to non-employees) and related information for the year ended December 31, 2007 is as follows:

				Weighted-
			Weighted-	average
			average	remaining
	Number of	Exercise	exercise	contractual	Aggregate
	options	price	price	terms	intrinsic value
		$	$	(in years)
Outstanding at December 31, 2006	1,387,129	$2.38 - $69.26	$25.20
Exercised	(41,400)	$2.44 - $4.63	$3.10
Forfeited	(206,024)	$2.38 - $69.26	$28.36
Granted	75,000	$6.23 - $10.13	$6.75
Outstanding at December 31, 2007	1,214,705	$2.38 - $69.26	$24.31	5.66	$586
Exercisable at December 31, 2007	863,455		$26.83	4.74	$491
Vested and expected to vest at December 31, 2007	897,519		$25.15	5.40	$417

Total intrinsic value of options exercised for the year ended December 31, 2007 and December 31, 2006 was approximately $161 and $250, respectively.

As of December 31, 2007, there was $902 of unrecognized compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan. The unrecognized cost is expected to be recognized over a weighted-average period of 6.72 years for the year ended December 31, 2007. For the years ended December 31, 2007, 2006 and 2005 the Company recognized $284, $599, and $382, respectively, in stock-based compensation expense.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The number of options exercisable as of December 31, 2007, 2006 and 2005 are 863,455, 1,037,379, and 1,421,183, respectively. The weighted-average exercise prices for the options exercisable as of December 31, 2007, 2006 and 2005 are $26.83, $26.04, and $28.13, respectively.

The stock options outstanding and exercisable as of December 31, 2007 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
		Weighted-
	Outstanding	average	Weighted-	Exercisable	Weighted-
Range of	as of	remaining	average	as of	average
exercise	December 31,	contractual	exercise	December 31,	exercise
price	2007	life	price	2007	price
		(in years)	$		$
$2.38 – $10.00	182,325	4.33	$4.48	117,325	$3.52
$10.01 – $20.00	345,150	6.03	$13.40	141,100	$12.56
$20.01 – $30.00	241,900	6.42	$24.68	216,700	$24.66
$30.01 – $40.00	304,980	5.35	$33.60	268,980	$33.55
$40.01 – $69.26	140,350	5.92	$56.50	119,350	$55.42
	1,214,705	5.67	$24.36	863,455	$26.83

5.	The weighted-average price and fair values for options granted were:

	Granted below market price			Granted equal to market price
	Year ended December 31,			Year ended December 31,
	2007	2006	2005	2007	2006	2005
Weighted-average exercise price	$0.00	$0.00	$33.37	$6.75	$14.03	$28.38
Weighted-average fair value on the date of grant	$0.00	$0.00	$19.61	$4.00	$8.64	$17.63

6.	There was no activity related to non-employees stock options as of December 31, 2007 and 2006.

d.	Dividends:

The Company may declare and pay dividends out of retained earnings (as for restrictions on dividend distribution, see Note 16.d).

e.	Net income (loss) per share:

	Year ended December 31, 2007			Year ended December 31, 2006			Year ended December 31, 2005
			Per			Per			Per
	Net income	Shares	Share	Net (loss)	Shares	Share	Net income	Shares	Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount

Basic EPS:	$34,336	34,724,702	$0.99	$(82,679)	29,347,202	$(2.82)	$84	29,250,398	$0.00

Effect of dilutive securities:
Stock options	-	78,496	-	-	-	-	-	339,899	-
Sun Stock Warrants		411,439
Diluted EPS:	$34,336	35,214,637	$0.98	$(82,679)	29,347,202	$(2.82)	$84	29,590,297	$0.00

f.	2000 Employee Stock Purchase Plan:

In May 2000, the Company’s Board of Directors (“Board”) approved and implemented the 2000 Employee Stock Purchase Plan (“2000 Plan”), which was approved at an extraordinary general meeting of shareholders held on May 2, 2001. The purpose of the 2000 Plan is to provide employees of the Company and those of its subsidiaries, designated by the Board, an opportunity to purchase ordinary shares. The maximum number of shares issuable under the 2000 Plan is 500,000 ordinary shares, subject to adjustment.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Under the terms of the 2000 Plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. Eligible employees can have up to 10% of their earnings withheld, up to a maximum of $25,000 annually. The funds in this account are applied at the end of such offering periods to purchase ordinary shares at a 15% discount from the closing price of the ordinary shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2007 and December 31, 2006, participating employees purchased an aggregate of $7,139 and 211,134 of newly issued ordinary shares, respectively, at weighted-average exercise prices of  $7.72 and $23.12, respectively.

The amounts of consideration received from participating employees for the years ended December 31, 2007, 2006 and 2005 were $55, $598, and $1,422, respectively.

In August 2006, the Company extended, by six months, the term of the March 2006 grant under the 2000 Plan. Subsequent to the balance sheet date, the Company decided to suspend the 2000 Plan until it was in compliance with SEC regulations to issue shares and allowed employees to withdraw funds owed to them by the plan. The effect of the above modification was immaterial to the 2006 Company’s consolidated financial statements. In accordance with SFAS No. 123(R), the 2000 Plan is compensatory, and as such, results in recognition of compensation costs. For the years ended December 31, 2007 and December 31, 2006, the Company recognized $10 and $295, respectively, of compensation expenses in connection with the 2000 Plan.

NOTE 16: — INCOME TAXES

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

2.
On July 25, 2009, the Knesset approved new legislation which provides for lower tax rates in the years 2011-2016. According to the new legislation, the corporate tax rate is to be gradually reduced over the years 2010-2016. The top income tax rate will decrease from 25% in 2010 to 18% in 2016.

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

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007, management believes that the Company is meeting all of the aforementioned requirements.

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

For 2007, income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 29%. See Note 16.b.

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

However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provisions of the new law. The amendment also added section 85a which gives the Minister of Finance the authority to legislate regulation which determines the price in international transactions between related parties (known as transfer pricing issue).

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

f.	Income (loss) before income taxes comprises of the following:

	Year ended December 31,
	2007	2006	2005

Domestic (Israel)	$20,728	$(17,098)	$22,729
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	19,820	(64,709)	(21,168)
	$40,548	$(81,807)	$1,561

g.	Taxes on income comprise of the following:

	Year ended December 31,
	2007	2006	2005

Current taxes	$4,015	$4,103	$2,361
Deferred income taxes	2,197	(3,231)	(884)
	$6,212	$872	$1,477

Domestic	$3,049	$1,470	$1,240
Foreign	3,163	(598)	237
	$6,212	$872	$1,477

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $1,075 for the year ended December 31, 2007. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

	Year ended December 31,
	2007	2006	2005

Income (loss) before income taxes	$40,548	$(81,807)	$1,561
Statutory tax rate	29%	31%	34%
Theoretical tax (credits)	$11,759	$(25,360)	$531
Deferred tax in respect of losses for which valuation
allowance was provided	2,462	24,923	2,287
(Benefit) tax in respect to prior years	(601)	303	-
Tax in respect to advanced years	-	-	317
“Approved Enterprise” (benefit) expense (1)	(4,353)	1,874	(3,263)
Effect of different tax rates in other countries	768	4,517	753
Non-deductible expenses	3,480	4,800	2,477
Canadian tax benefits in respect of research and
development expenses	(865)	(1,332)	(1,427)
Utilization of net operating losses	(6,452)	(29)	(5,592)
Deferred tax asset on temporary differences for which a valuation allowance was provided	(907)	(7,670)	5,439
Other	921	(1,154)	(45)
Income taxes in the Statements of Operations	$6,212	$872	$1,477

(1)	Per share tax benefit (expense) resulting from the income exemption:

	Year ended December 31,
	2007	2006	2005

Basic	$0.13	$(0.06)	$0.11
Diluted	$0.12	$(0.06)	$0.11

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

i.	Current taxes are calculated at the following rates:

	Year ended December 31,
	2007	2006	2005

On Israeli operations (not including “Approved Enterprise”)	29.0%	31.0%	34.0%
On U.S. operations *	34.0%	35.0%	34.0%
On Canadian operations *	34.1%	34.1%	33.8%
On U.K. operations *	30.0%	35.0%	35.0%

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

	December 31,
	2007	2006
Deferred tax assets:
Net operating loss carryforward	$64,424	$70,627
Deferred revenue	1,933	2,818
Property, plant, and equipment	2,581	2,537
Accrued expenses	21,474	18,423
Bad debt allowance	193	775
Amortization and impairment	9,493	10,078
Other, net	5,926	9,076
Total deferred tax assets	106,024	114,334
Valuation allowance for deferred tax assets	(100,031)	(105,896)
Net deferred tax assets	5,993	8,438
Deferred tax liabilities:
Property, plant, and equipment	(4,394)	(4,490)
Amortization	(84)	(81)
Other, net	(1,532)	(1,450)
Total deferred tax liabilities	(6,010)	(6,021)
Net deferred tax (liabilities) assets	$(17)	$2,417
Domestic	$1,871	$2,456
Foreign	(1,888)	(39)
	$(17)	$2,417

The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2007	2006
Among current assets (“other receivables, prepaid expenses and other”)	$3,221	$4,735
Long-term deferred income tax assets	2,772	3,703
Among short-term liabilities	(424)	(505)
Among long-term liabilities	(5,586)	(5,516)
	$(17)	$2,417

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

k.	Carryforward tax losses:

1.	The Company:

As of December 31, 2007, the Israeli company has carryforward tax losses in the amount of $268.

2.	Canadian subsidiary:

As of December 31, 2007, this subsidiary has no carryforward tax losses.

3.	U.K. subsidiary:

As of December 31, 2007, this subsidiary has carryforward tax losses in the amount of $10,980, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.q, there is a full valuation allowance provided against these losses.

4.	Irish subsidiary:

As of December 31, 2007, this subsidiary has carryforward tax losses of $28,666. Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines. As discussed in Note 2.q., a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of December 31, 2007, this subsidiary has carryforward tax losses in the amount of $164,287 resulting from prior years U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares. These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 through 2026. As discussed in Note 2.q., a full valuation allowance is provided against these losses as it was determined then that it was not more likely than not that the Company would be in a position to utilize such losses in the future. However, in 2008, the Company utilized approximately $26.4 million of such losses on its tax returns and estimates that it will utilize a similar amount on its 2009 tax returns.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

m.
Deferred taxes for income taxes were not provided for on a cumulative total of $81,748 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed. Taro Canada intends to invest these earnings indefinitely in its operations.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company's U.S. subsidiary has been examined by U.S. tax authorities through 2001. Due to its net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities for years 2002 and onward. However, so long as these net operating losses are available, the Company believes its U.S. subsidiary will not have any tax assessments.

The Company completed its tax assessments for domestic issues with the Canadian tax authorities for the years through 2001, and for international tax considerations for years through 1998. The Company’s tax provision was adequate to satisfy these assessments. The Company remains subject to examination by the Canadian tax authorities for domestic issues for years 2004 and onward and for international issues for year 1998 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

p.	Uncertain tax positions:

The Company adopted FIN 48 effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. For additional information, see Note 2 q.

December 31,
2007
Unrecognized tax benefits at January 1, 2007	$12,023
Increases as a result of positions taken in prior periods	408
Increases as a result of positions taken in current period	2,168
Unrecognized tax benefits at December 31, 2007	$14,599

The total amount of interest and penalties recognized on the consolidated statement of operations for the year ended December 31, 2007 and consolidated balance sheet at December 31, 2007 are $234 and $812, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $7,145 at December 31, 2007.

Taro Canada and the Israeli company have the 2004 and 2005 tax years currently under examination.  No tax years for Taro U.S.A. are currently under examination by IRS.

The Company, to the best of its knowledge, does not believe any of its uncertain tax positions are reasonably likely to significantly increase or decrease within the next 12 months.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 17: — SELECTED STATEMENTS OF INCOME DATA

	Year Ended December 31,
	2007	2006	2005

Sales by location of customers:
Israel	$17,362	$14,942	$15,243
Canada	34,913	37,266	26,420
U.S.A.	258,519	192,785	243,416
Other	8,760	7,276	3,544
	$319,554	$252,269	$288,623
Research and development expenses, net:
Total expenses	$29,508	$36,703	$46,273
Less — grants and participations	(309)	430	559
	$29,817	$36,273	$45,714
Selling, marketing, general and administrative expenses:
Selling and marketing	$32,257	$34,862	$36,258
Advertising	6,473	11,741	20,836
General and administrative *	58,544	62,445	53,654
	$97,274	$109,048	$110,748
* Including provision for doubtful accounts	$(23)	$1,030	$1,201
Financial expenses:
Interest and exchange differences on long-term liabilities	$9,313	$8,749	$6,498
Income in respect of deposits	(1,162)	(2,232)	(2,200)
Expenses in respect of short-term credit	6,339	5,325	3,214
Foreign currency transaction losses (gains)	8,326	(388)	473
	$22,816	$11,454	$7,985

Interest capitalized in cost of property, plant, and equipment	$-	$2,952	$4,455

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 18: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”.

		Israel	Canada*)	U.S.A.	Other	Consolidated
	Year ended December 31, 2007 and as of
	December 31, 2007:
	Sales to unaffiliated customers **	$17,362	$34,913	$258,519	$8,760	$319,554
	Long-lived assets ***	$117,339	$62,757	$46,860	$18,628	$245,584
	Year ended December 31, 2006 and as of
	December 31, 2006:
	Sales to unaffiliated customers **	$14,942	$37,266	$192,785	$7,276	$252,269
	Long-lived assets ***	$126,531	$62,725	$51,385	$15,406	$256,047
	Year ended December 31, 2005 and as of
	December 31, 2005:
	Sales to unaffiliated customers**	$15,243	$26,420	$243,416	$3,544	$288,623
	Long-lived assets ***	$128,490	$70,653	$82,785	$30,516	$312,444

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer's location.
***	Includes Property, Plant and Equipment, net, Goodwill and Intangible Assets, Net.

b.
For the year ended December 31, 2007, the Company had net sales to two different customers of 15.8% and 10.1% of consolidated net sales. For the years ended December 31, 2006, and 2005, the Company had net sales to a different single customer of 12.0%, and 22.7% of consolidated net sales, respectively.

c.	Sales by therapeutic category, as a percentage of total sales for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
Category	2007	2006	2005
	%
Dermatological and topical	67	67	71
Cardiovascular	12	13	12
Anti-inflammatory	7	7	8
Neuropsychiatric	9	7	5
Other	5	6	4
Total	100	100	100

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 19: — SUBSEQUENT EVENTS

a.	Licensing Agreements:

1.
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

2.
In May 2010, Taro and Quinnova entered into an agreement to co-promote Taro’s Topicort and desoximetasone products. Under the terms of the arrangement, Taro manufactures and Quinnova distributes the products. The parties mutually agreed to terminate the agreement in January 2011.

3.
In May 2010, Taro and Glenmark Generics Inc., USA, a wholly owned subsidiary of Glenmark Generics Ltd Limited, India (“Glenmark”), entered into an exclusive license and supply agreement for a branded product. Glenmark Generics Inc., USA will manufacture the product and Taro will distribute the product to customers. Taro paid an up-front payment for distribution rights and will pay an additional amount upon the first shipment to customers. Taro will also pay royalties based on the amounts of sales to its customers.

b.	Major Shareholder Transactions:

For a detailed description of major shareholder transactions, see Note 1.c.

c.	Other:

Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states.  For multiple source drugs, Federal reimbursements to states for the Federal share of those payments are subject to a Federal upper limit (FUL) ceiling.  Health care reform legislation enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the FULs so that the methodology will, effective October 1, 2010, be based on the weighted average of the average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically equivalent multiple source drugs.  The legislation also, effective October 1, 2010, changes the definition of AMP to exclude sales to certain customer classes that are currently included.  These changes may have the effect of reducing the Medicaid reimbursement rates for certain medications that the Company currently sells.  In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state.  The amount of the rebate is based on the AMP of the drug.  Besides changing the definition of AMP, the health care reform legislation increased the minimum Medicaid Rebate, effective January 1, 2010.  These changes may increase the Medicaid rebates the Company has to pay for certain medications that the Company currently sells.

d.
On March 7, 2011, the Company was sued by The Blackstone Group L.P. (“Blackstone”) in the Supreme Court of the State of New York, County of New York.  The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company.  Blackstone seeks approximately $6,300 in fees and expenses.  The proceedings are in the very early stages and the Company denies liability in the matter.

e.
On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. ("Suven") in the United States District Court for New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  The suit alleges that Suven's abbreviated new drug application seeking approval from the U.S. Food and Drug Administration to sell its own malathion lotion infringes Taro's patent.

f.
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

g.
In 2008, the Company entered into severance agreements tied to change in control, with certain executives whereby each executive would receive salary and benefits for a period of time if terminated after a change in control. In November 2010 and April 2011, the Company terminated employment of certain of these executives.

h.	Stock options:

Between 2008 and May 25, 2011 a total of 39,000 stock options were granted to the Company’s directors and all currently remain unexercised.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Inventory Obsolescence

		Additions —	Foreign
	Balance at	Charged to	currency	Deductions —
	beginning of	costs and	translation	Write-offs of	Balance at end of
Year	period	expenses	adjustments	Inventory	period
2007	$14,287	$2,403	$574	$(4,829)	$12,435
2006	18,712	4,859	82	(9,366)	14,287
2005	26,927	1,839	247	(10,301)	18,712

Allowance for Doubtful Accounts

		Additions —
	Balance at	Charged to
	beginning of	costs and	Deductions —	Balance at end of
Year	period	expenses	Write-offs	period
2007	$2,159	$(23)	$(1,395)	$741
2006	1,778	1,030	(649)	2,159
2005	4,421	1,201	(3,844)	1,778

S-1