Form 20-F
period 2008-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2011-09-22
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

39,200,082 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were outstanding as of December 31, 2008

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

As used in this Annual Report on Form 20-F for the year ended December 31, 2008 (the “2008 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its affiliates and subsidiaries, unless otherwise indicated.

This 2008 Annual Report is being filed in respect of the year ended December 31, 2008, and contains the audited consolidated financial statements for the year then ended.  To disclose information of the latest practicable date and to provide material information to shareholders, this 2008 Annual Report discloses events and other information occurring after the fiscal year ended December 31, 2008.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2008 Annual Report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 in particular with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D – Key Information: Risk Factors” and elsewhere in this Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2008 Annual Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2008 Annual Report may not total correctly due to rounding of numbers.  References to a particular fiscal year are to the period ended December 31 of such year.

All references in this 2008 Annual Report to “dollars,” or “$,” are to United States dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2011, was NIS 3.48 per $1.00.  The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2011, was $0.97 Canadian dollar per $1.00.  No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.
____________________
(1) As published by The Bank of Israel.
(2) As published by The Bank of Canada.

B. SIGNIFICANT CHANGES	65
ITEM 9. THE OFFER AND LISTING	65
A. OFFER AND LISTING DETAILS	65
B. PLAN OF DISTRIBUTION	66
C. MARKETS	66
D. SELLING SHAREHOLDERS	66
E. DILUTION	66
F. EXPENSES OF THE ISSUE	66
ITEM 10. ADDITIONAL INFORMATION	66
A. SHARE CAPITAL	66
B. ISRAELI COMPANIES LAW AND OUR DOCUMENTS OF INCORPORATION	66
C. MATERIAL CONTRACTS	72
D. EXCHANGE CONTROLS	72
E. TAXATION	73
F. DIVIDENDS AND PAYING AGENTS	84
G. STATEMENT BY EXPERTS	84
H. DOCUMENTS ON DISPLAY	84
I. SUBSIDIARY INFORMATION	84
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	84
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	85
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	85
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	85
ITEM 15. CONTROLS AND PROCEDURES	85
ITEM 16. [RESERVED]	88
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	88
ITEM 16B. CODE OF ETHICS	88
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	88
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	89
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	89
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	89
ITEM 16G. CORPORATE GOVERNANCE	89
PART III
ITEM 17. FINANCIAL STATEMENTS	89
ITEM 18. FINANCIAL STATEMENTS	89
ITEM 19. EXHIBITS	90

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2008 and 2007, and for each of the years ended December 31, 2008, 2007 and 2006, from our audited consolidated financial statements set forth elsewhere in this 2008 Annual Report that have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data as of December 31, 2006, 2005 and 2004 and for each of the years ended December 31, 2005 and 2004 from our audited consolidated financial statements not included in this annual report.  During 2010, we decided to sell our Irish facility.  As we did not meet disclosure requirements under FASB ASC 205, “Presentation of Financial Statements – Discontinued Operations” until fiscal year 2010, there is no disclosure or comparative adjustments to prior years in the financial statements until the 2010 Annual Report.  You should read the selected consolidated financial data together with “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2008 Annual Report.
	Year Ended December 31,
	2008	2007	2006	2005		2004
	U.S. dollars and shares in thousands (except per share data)

Consolidated Statements of Operations Data:
Sales, net	$329,036	$319,554	$252,269	$288,623		$270,988
Cost of sales	148,317	133,229	123,516	122,615		127,539
Impairment	27	170	25,862	-		-
Gross profit	180,692	186,155	102,891	166,008		143,449
Operating expenses:
Research and development, net	35,044	29,817	36,273	45,714		41,956
Selling, marketing, general and administrative	99,025	97,274	109,048	110,748		130,392
Impairment	2,820	-	27,923	-		-
Total operating expenses	136,889	127,091	173,244	156,462		172,348
Operating income (loss)	43,803	59,064	(70,353)	9,546		(28,899)
Financial expenses, net	795	22,816	11,454	7,985		4,812
Other gain, net	1,054	4,300	-	-		-
Income (loss) before income taxes	44,062	40,548	(81,807)	1,561		(33,711)
Tax expense	13,541	6,212	872	1,477		3,776
Net income (loss)	$30,521	$34,336	$(82,679)	$84		$(37,487)

Net income (loss) per ordinary share:
Basic	$0.78	$0.99	$(2.82)	$-	(*)	$(1.29)
Diluted	$0.76	$0.98	$(2.82)	$-	(*)	$(1.29)
Weighted-average number of ordinary shares used to compute net income (loss) per share:
Basic	39,200	34,725	29,347	29,250		29,058
Diluted	40,423	35,215	29,347	29,250		29,058

(*) Amount is less than $0.01

	As of December 31,
	2008	2007	2006	2005	2004
	(In thousands of U.S. dollars)
Consolidated Balance Sheets Data:
Working capital deficiency	$(12,773)	$(24,448)	$(130,182)	$(52,874)	$(5,821)
Property, plant and equipment, net	$186,543	$211,929	$219,753	$246,251	$220,204
Total assets	$473,098	$483,353	$424,690	$548,217	$570,265
Short-term debt, including current maturities of long-term debt	$130,004	$140,340	$147,754	$109,077	$76,454
Long-term debt	$58,019	$76,361	$90,377	$152,849	$177,119
Shareholders’ equity	$164,217	$153,238	$49,783	$128,069	$127,485

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

We may fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  If we fail to maintain adequate internal controls, we may not be able to ensure that we can conclude that we have effective internal controls over financial reporting.  Our Management believes that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2008, as a result of the material weaknesses in our internal control over financial reporting that existed as of year-end 2008.  While we have undertaken remedial steps, we may identify additional material weaknesses or significant deficiencies in our future internal controls over financial reporting.  See Item 15 – “Controls and Procedures” below.

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

The share capital of Taro U.S.A. is divided into two classes.  The Company owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as the Company may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with the Company’s preference, TDC could prevent the Company from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for approximately 78% of the Company’s consolidated revenue during 2008, approximately 81% during 2007 and approximately 76% during 2006.

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

We may be affected by fluctuations in Israeli currency exchange rates.

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, is incurred in NIS.  As a result, the cost of our operations in Israel, as measured in United States dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS.  During the year-ended December 31, 2008, the value of the NIS increased 1.1% with respect to the United States dollar.  This increase did not have a material impact on the United States dollar-measured results of operations; however a material exchange rate fluctuation could adversely affect our United States dollar-measured results of operations.  We have experienced material impacts on our United States dollar-measured results of operations in previous years as a result of exchange rate fluctuations.

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

A substantial portion of our expenses, primarily labor and occupancy expenses in Canada, is incurred in Canadian dollars.  As a result, the cost of our operations in Canada, as measured in United States dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Canada.  During the year-ended December 31, 2008, the value of the Canadian dollar decreased 23.9% with respect to the United States dollar.  This decrease in the value of the Canadian dollar has had the effect of decreasing the United States dollar cost of our goods manufactured in Canada.  If the value of the Canadian dollar were to increase, then the United States dollar cost of our operations in Canada would increase and our United States dollar-measured results of operations would be adversely affected.

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

Capital Expenditures

During 2008, 2007 and 2006, our capital expenditures were $3.6 million, $6.0 million and 21.9 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	part of buildings and certain equipment were utilized for commercial production beginning in the first quarter of 2006;

•	the acquisition of additional production and packaging equipment; and

•	the upgrade of our information technology systems.

For a detailed presentation of our property, plant and equipment, see Note 6 to our consolidated financial statements included elsewhere in this 2008 Annual Report.  Also see Item 4.D – “Property, Plant and Equipment.”

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

Warfarin sodium tablets are sold under the Coumadin® brand-name by us in Israel, and as generic warfarin sodium tablets in the United States, Canada, the United Kingdom and elsewhere.  This product group accounted for approximately 10.6% of our sales in 2008.

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

Products

As of March 31, 2011, we market more than 180 pharmaceutical products in over 20 countries.  The following table represents some of our key product groups and the major markets in which they are sold:

		Brand	Therapeutic	Major
Generic Name	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Acetazolamide	tablets	Diamox®	Neuropsychiatric	U.S., Israel	Rx
Acetaminophen, Codeine and Caffeine	tablets, gelcaps	Rokacet®(2)	Neuropsychiatric & Analgesic	Israel	OTC
Adapalene	gel	Differin®	Dermatologics and topicals	U.S., Israel	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx
Aspirin, Codeine and Caffeine	tablets	Rokal®(2)	Neuropsychiatric & Analgesic	Israel	OTC
Augmented Betamethasone Dipropionate	lotion	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Neuropsychiatric	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	OTC
Clobetasol Propionate	cream, ointment, gel, topical solution	Temovate®	Dermatologics and topicals	U.S.	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals	U.S., Israel	Rx
Desonide	cream, ointment	Tridesilon®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate and Hydrochlorothiazide	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflamatory & Analgesic	U.S., Israel	Rx
Fluconazole	tablets	Diflucan®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Halobetasol Propionate	cream, ointment	Ultravate®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone	cream, ointment	Cortizone 10®	Dermatologics and topicals	U.S., Israel, Canada	Rx/OTC
Hydroquinone	cream	Lustra®(2)	Dermatologics and topicals	U.S., Canada	Rx
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Neuropsychiatric	U.S.	Rx
Loratadine	solution	Claritin®	Allergy	U.S.	OTC
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3 Monistat® 7 Micatin®	Dermatologics and topicals	U.S., Canada	OTC
Mometasone Furoate	cream, ointment, lotion	Elocon®	Dermatologics and topicals	U.S., Canada	Rx
Nystatin	oral suspension, vaginal cream	Mycostatin®	Dermatologics and topicals	U.S., Israel, Canada	Rx
Nystatin/Triamcinolone	cream, ointment	Mycogen® II, Mycolog® II, Myconel®	Dermatologics and topicals	U.S.	Rx
Ondansetron Hydrochloride	solution	Zofran®	Antinauseant	U.S.	Rx
Oxcarbazepine	tablets	Trileptal®	Anticonvulsant	U.S.	Rx
Phenytoin Sodium	extended release capsules, suspension	Dilantin®	Neuropsychiatric	U.S.	Rx
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals	U.S., Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals	U.S.	OTC
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx

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

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated net sales for each period:

	2008		2007		2006

	Sales	% of	Sales	% of	Sales	% of
	in thousands	total sales	in thousands	total sales	in thousands	total sales
U.S.A.	$255,531	78%	$258,519	81%	$192,785	76%
Canada	36,301	11%	34,913	11%	37,266	15%
Israel	22,194	7%	17,362	5%	14,942	6%
Other	15,010	4%	8,760	3%	7,276	3%
Total	$329,036	100%	$319,554	100%	$252,269	100%

In 2008, revenue in the United States accounted for 78% of total consolidated net sales.  In addition to marketing prescription drugs, Taro U.S.A. markets its generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  During 2008, we sold to approximately 132 customers in the United States.  The following table represents sales to our two largest customers as a percent of consolidated sales during the last three years:

Customer	2008	2007	2006
Customer A	16.7%	15.8%	*
Customer B	*	10.1%	12.0%

* Less than 10%

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro U.S.A. in 2008:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	34%
Generic drug distributors	21%
Mass merchandisers food and retail chains	14%
Managed care organizations	5%
Other	4%

In 2008, sales in Israel accounted for 7% of our total consolidated net sales.  The marketing, sale and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

In 2008, sales to other international markets accounted for approximately 4% of consolidated net sales.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Israel and other international markets in 2008:

Percentage of
Customer Type	Consolidated Sales
Institutional	3%
Private	2%
Other international	6%

In 2008, sales in Canada accounted for 11% of our total consolidated net sales.  During 2008, Taro Canada had approximately 106 customers.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Canada in 2008:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	11%
Drug chains, independent pharmacies and others	*

* Less than 1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner.  As a result, in each of 2006, 2007 and 2008, backorders generally represented less than 5% of our consolidated sales.

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

In the United States, Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner.  Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law.  In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed.  Furthermore, each country requires approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical components, including, but not limited to, raw materials and finished products.  As a result, we have had periodic inspections of our facilities and records.  For example, Taro Canada was inspected by the FDA in 1995, 1996, 1998, 2001, 2005, 2008 and 2011.  Our facilities in Haifa Bay, Israel were inspected by the FDA in 1996, 1997, 1999, 2002, 2006, 2009 and 2010, by the United Kingdom Medicines Control Agency in 1997 and 1998, and by the Irish Medicines Board in 2005.

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

The following is a list of our principal facilities as of December 31, 2008:

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

From 2006 through 2008, we invested $31.5 million in property, plant and equipment (“PP&E”) projects.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of approximately 890,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2058.  We have the option to renew each lease for an additional 49 years.  We also lease approximately 10,000 square feet of adjacent space in Haifa Bay.  The lease for this property commenced on September 30, 1994.  For additional information, please refer to Note 2.i. to our consolidated financial statements included elsewhere in this 2008 Annual Report.

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

In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, New York, in which it located its United States research operations, for $4.4 million.  In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building and, in May 2005, Taro U.S.A. consolidated its administrative offices and research laboratory to this location.  In September 2006, such research laboratory operations were discontinued.  As of December 31, 2008, a subsidiary of Taro U.S.A. had a mortgage on this property of $10.5 million.

In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for $18.0 million.  As of December 31, 2008, a subsidiary of Taro U.S.A. had a mortgage on this property of $13.0 million.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RECENT DEVELOPMENTS

Investment by Sun

In early November 2006, because of decreasing liquidity, the Company retained The Blackstone Group (“Blackstone”), an investment banking firm, to assist it in exploring strategic alternatives, which included efforts to raise capital or find a suitable merger partner for Taro.  Following an extensive process begun in 2006 and review of numerous proposals, on May 18, 2007, we entered into a merger agreement, among the Company, Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun Pharma and Aditya Acquisition Company Ltd. (“Aditya”), a subsidiary of Alkaloida (the “Merger Agreement”) to effect an investment and a merger with Alkaloida.  On that same day, we entered into a share purchase agreement (the “Share Purchase Agreement”) with Alkaloida, pursuant to which, in May 2007, Alkaloida invested $40.7 million in consideration for 6,787,500 of our ordinary shares at a price per share of $6.00, and Sun received a 3-year warrant to purchase an additional 6,787,500 of our ordinary shares with an exercise price per share of $6.00.

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

General Shareholders Meeting

The Company held its annual general shareholders meeting on December 30, 2010, in Yakum, Israel.  The Company’s shareholders voted to elect all of the directors who were recommended for election, including two statutory external directors.  The Company’s shareholders also approved the appointment of the Company’s independent auditors.  At an extraordinary general shareholders meeting held on May 12, 2011, in Yakum, Israel, the Company’s shareholders approved indemnification of directors, elected James Kedrowski as an additional director to the Board and approved and ratified the remuneration of the directors who are not statutory external directors.

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

Compliance with Covenants in Debt and Loan Agreements

The delay in issuing the audited financial statements for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 resulted in the Company not being in compliance with certain reporting obligations with respect to certain debt instruments, however, as all of our Form 20-Fs have been filed as of September 22, 2011, we are in compliance with all material reporting covenants under our debt instruments.  For further information on our debt instruments, see Note 13 “Long-Term Debt” to the consolidated financial statements herein.

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

A.       OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2006, 2007 and 2008, which are included elsewhere in this 2008 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated sales for each period:

	2008		2007		2006

	Sales	% of	Sales	% of	Sales	% of
	in thousands	our total sales	in thousands	our total sales	in thousands	our total sales
U.S.A.	$255,531	78%	$258,519	81%	$192,785	76%
Canada	36,301	11%	34,913	11%	37,266	15%
Israel	22,194	7%	17,362	5%	14,942	6%
Other	15,010	4%	8,760	3%	7,276	3%
Total	$329,036	100%	$319,554	100%	$252,269	100%

We generate most of our revenue from the sale of prescription and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  During the years ended 2008, 2007 and 2006, two customers in the United States accounted for the following proportion of our total consolidated net sales:

Customer	2008	2007	2006
Customer A	16.7%	15.8%	*
Customer B	*	10.1%	12.0%

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

Percentage of net sales of certain products on a consolidated basis:

Product	2008	2007	2006
Warfarin	11%	12%	14%
Desoximetasone	13%	*	*

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

Our product returns reserve at December 31, 2008 and 2007 and related statement of operations impact for the years then ended, considered actual product returns experienced subsequent to the balance sheet dates to validate the product returns reserve estimate based on the methodology described above.  We monitor the levels of inventory in our distribution channels to assess the adequacy of our product returns reserve and to identify potential excess inventory on hand that could have an impact on our revenue recognition.  We do not ship product to our wholesalers when it appears they have an excess of inventory on hand, based on demand and other relevant factors, for that particular product.  Additionally, as a general practice, we do not ship products that have less than 12 months until expiration (i.e., “short dated sales”).

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

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information.  Based on our historical experience, substantially all claims for rebates and other sales deductions are received within 24 months.  Therefore, for the years ended December 31, 2008 and 2007, we considered subsequent actual claims submitted by our customers in determining our reserves and related statements of operations impact for rebates and other sales deductions.

Three-year summary
The following table summarizes the activities for sales deductions and product returns for the three years ended December 31, 2008:

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

For the year-ended December 31, 2008, we recorded $2,847,000 of impairment losses, primarily related to the fixed assets of our Irish facility.  For the year ended December 31, 2007, we recorded $170,000 of impairment losses, primarily related to product rights. We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments for goodwill for the years ended December 31, 2008, 2007, and 2006.  For the year ended December 31, 2006, we determined that certain of our long-lived assets were impaired.  Accordingly we reduced the value of our property, plant and equipment and intangible assets by $53.8 million.  Approximately $24.0 million was related to intangible assets including U-Kera and Lustra product rights, and approximately $29.8 million was related to property, plant and equipment, the majority of which arose from the discontinuation of our manufacturing facility in Ireland.

Income Taxes. We determined deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws.  Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  As of December 31, 2008, we determined that it was more likely than not that we will not benefit from the deferred tax assets in the U.S., Ireland and certain other subsidiaries, resulting in a full valuation allowance against these deferred tax assets.  In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

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

In June 2009, the FASB issued FASB ASC 105-10-65-1, “Generally Accepted Accounting Principles – Overall – Transition Related to FASB Statement No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (formerly SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”).  With this statement, the FASB Accounting Standards Codification (“ASC”) becomes the single source of GAAP recognized by FASB in the United States.  The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of this standard will not affect our results of operations or our financial position.  However, because the Codification replaces any existing GAAP standards, it will affect the way we reference U.S. GAAP within our financial statements.

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

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended December 31,
	2008	2007	2006

Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	45.1%	41.6%	49.0%
Impairment	*	0.1%	10.2%
Gross profit	54.9%	58.3%	40.8%
Operating expenses:
Research and development, net	10.7%	9.3%	14.4%
Selling, marketing, general and administrative	30.0%	30.5%	43.2%
Impairment	0.9%	0.0%	11.1%
Total operating expenses	41.6%	39.8%	68.7%
Operating income (loss)	13.3%	18.5%	-27.9%
Financial expenses, net	0.2%	7.1%	4.5%
Other gain, net	0.3%	1.3%	0.0%
Income (loss) before taxes	13.4%	12.7%	-32.4%
Tax expense	4.1%	2.0%	0.4%
Net income (loss)	9.3%	10.7%	-32.8%

* Less than 0.05%

YEAR ENDED DECEMBER 31, 2008, COMPARED WITH YEAR ENDED DECEMBER 31, 2007

     Sales, net. During 2008, net sales increased $9.5 million, or 3.0%, compared to 2007.  This increase was primarily attributable to increased Warfarin sales in Israel and other international markets during 2008 of $11.1 million.  Net sales in the United States and Canada remained fairly consistent as compared to 2007 with net sales in the U.S. decreasing by $3.0 million primarily due to price erosion and Canada net sales increasing by $1.4 million.

Cost of Sales. Cost of sales increased $15.0 million, or 11.3% from 2007 to 2008 and from 41.6% as a percentage of net sales in 2007 to 45.1% in 2008.  This increase was primarily due to an increase in raw material costs, an increase in direct labor costs, and an increase in inventory reserves.

     Gross Profit. Gross profit was $180.7 million, or 54.9% of net sales, in 2008 compared to $186.2 million, or 58.3% of net sales, in 2007, a decrease of $5.5 million, or 2.9%.  This decrease is due to the fact that cost of sales increased greater than sales over the period.

     Research and Development, net (“R&D”). R&D expenses increased by $5.2 million, or 17.5%, in 2008 compared to 2007.  R&D expenses equalled 10.7% of net sales in 2008 and 9.3% of net sales in 2007.  The majority of the increase in R&D was due to an increase in clinical studies and personnel to focus on our product pipeline and increased filing fees.

     Selling, Marketing, General and Administrative (“SMG&A”). In 2008, SMG&A increased $1.8 million, primarily due to an increase in selling and marketing personnel in the U.S.  SMG&A as a percentage of net sales has been relatively consistent from 30.5% in 2007 to 30.0% in 2008.

     Operating Results. Operating income decreased $15.3 million from $59.1 million in 2007 to $43.8 million in 2008.  This change reflects the decrease in gross profit combined with the increase in R&D expenses and SMG&A expenses and an impairment charge of $2.8 million in 2008.  Operating income, as a percentage of net sales, decreased from 18.5% in 2007 to 13.3% in 2008.

     Financial Expenses. Financial expenses result from interest expense offset by other income, and the impact of foreign currency exchange rate fluctuations.  Net financial expenses were $0.8 million in 2008, compared to $22.8 million in 2007, a decrease of $22.0 million.  The financial expenses in 2008 primarily reflect the favorable impact of foreign currency changes from the strengthening of the Canadian dollar.

     Other gain, net. Other gains decreased $3.2 million in 2008 due to the sale in 2007 of a car park adjacent to our Irish facility.

     Taxes. Tax expense was $13.5 million in 2008 compared to $6.2 million in 2007.  The $7.3 million increase is due primarily to increased net taxable income in our Canadian subsidiary primarily relating to the change in financial expenses.

Net Income. Our net income decreased $3.8 million, to $30.5 million in 2008, primarily due to the decreased operating income and increased tax expense, partially offset by the other gain and decrease in financial expenses.

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

      Impairment recorded in cost of sales. Impairment costs decreased from $25.9 million in 2006 to $0.2 in 2007.  This decrease related to our determination in 2006 that carrying amounts of certain product rights and other certain assets were not recoverable and impairments existed.  In 2006, $25.9 million in impairment charges were included in cost of goods sold, of which $24.0 million were due to product rights and the balance related to building and lab equipment.

     Gross Profit. Gross profit was $186.2 million, or 58.3% of sales, in 2007 compared to $102.9 million, or 40.8% of sales, in 2006, an increase of $83.3 million, or 81.0%.  This increase is due to increased sales and utilization of our manufacturing facilities in our cost of sales and decreased impairment charges as noted above.

     Research and Development, net. R&D expenses decreased $6.5 million, or 17.8%, in 2007 compared to 2006.  R&D expenses equalled 9.3% of sales in 2007 and 14.4% of sales in 2006.  The decrease in R&D expenses was primarily due to cost cuts related to the elimination of the Pharmaceutical and Biotechnology departments in the United States and personnel and clinical studies in Canada.

     Selling, Marketing, General and Administrative. In 2007, SMG&A decreased $11.8 million compared to 2006 and SMG&A as a percentage of net sales decreased from 43.2% in 2006 to 30.5% in 2007.  The decrease in SMG&A expenses is primarily due to a decrease in selling and marketing personnel, market research and advertising costs in the United States.

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

B.       LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased $23.6 million to $68.8 million at December 31, 2008.  This increase was principally due to increased sales and increased collections from customers.  Short-term bank deposits increased to $10.0 million at December 31, 2008.  Total Shareholders’ equity increased from $153.2 million at December 31, 2007 to $164.2 million at December 31, 2008, principally due to a net income of $30.5 million offset by foreign currency translation adjustments of $19.9 million.

Net cash provided by operating activities for the year ended December 31, 2008 was $74.9 million compared to net cash provided by operating activities of $1.2 million in the prior year, an increase of $73.7 million.  For the year ended December 31, 2008, the Company had net cash used in investing activities of $20.3 million compared to net cash provided by investing activities of $4.0 million in 2007, a decrease of $24.3 million.  For the year ended December 31, 2008, the Company had net cash used in financing activities of $28.9 million as compared to net cash provided by financing activities of $23.7 million in the prior year, a decrease of $52.6 million.

The change in our liquidity for the year ended 2008 resulted from a number of factors, including:

●
Net cash provided by operating activities primarily consists of net income of $30.5 million, an increase in long-term debt due to currency fluctuations of $3.7 million, a decrease in trade receivables, prepaid expenses and other receivables of $7.8 million, an increase in trade payables of $7.5 million, an increase in income tax payable of $9.8 million, and non cash items of depreciation and amortization of $21.2 million, a change in derivative instruments of $13.1 million and impairment of long-lived assets of $2.8 million.  These items were partially offset by an increase in net inventories of $2.9 million, a decrease in other accounts payable and accrued expenses of $5.4 million and effect of foreign exchange differences of $13.3 million.

●
Net cash used in investing activities primarily consists of the investment in plant, property and equipment, which consumed $3.6 million, investment in short-term bank deposits of $10.0 million and investment in restricted bank deposits of $6.3 million.

●	Net cash used in financing activities primarily consists of the repayment of long-term debt of $31.8 million partially offset by proceeds from short-term bank debt, net of $2.8 million.

 Debt

As of December 31, 2008, total debt, including current maturities, was $188.0 million.  As discussed below, we have reclassified $29.4 million of the non-current portion of such long-term debt as short-term liabilities.  (For more on our debt obligations, see Notes 11 and 13 to our 2008 financial statements.)

During 2008, we did not incur any additional indebtedness from new or existing lenders, including increases in our borrowing capacity under existing lines of credit or refinancings.  We have been current on all our payment obligations due to our various lenders under their respective indentures and loan agreements.

Despite being current with our payment obligations, we are not in compliance with respect to certain covenants and other provisions contained in our various indentures and loan agreements with our lenders, including financial reporting obligations that have not been met as a result of the delay in issuing audited financial statements for the years 2006, 2007, 2008 and 2009.  Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach of other undertakings.

As a result of the foregoing, various creditors have the right to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them.  The consolidated financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.  However, for purposes of our consolidated financial statements ended December 31, 2008, we have reclassified $29.4 million of the non-current portion of our long-term debt obligations to short-term liabilities. However, see “Item 5 Recent Developments – Late Filing of our Annual Reports on Form 20-F for Years-Ended 2005, 2006, 2007, 2008 and 2009” for disclosure that all of our Annual Reports are filed as of September 22, 2011.

As of December 31, 2008, our total long-term debt obligations (including current maturities and the reclassified short-term portion) are as follows:

●	bonds of $84.5 million with various investors; and

●	mortgages of $32.8 million with three lenders.

Our currency denominations, interest rates and maturities regarding our material long-term debt obligations, including current maturities and the reclassified short-term portion but excluding mortgages, consist of the following:

Amount		Linkage	Rate	Maturity
	$4,812	Israel CPI(a)	8.25%	2009-2010
	510	Dollar	Libor + 2-3%	2009-2010
	16,250	Dollar	6% Fixed	2010
	7,750	Dollar	Libor + 2.25%	2010
	52,641	Israel CPI(a)	5.80%	2014
	2,529	Dollar	6.10%	2014
Total	$84,492

(a) We have a contract to hedge our exposure to CPI fluctuations in Israel.

As of March 31, 2011, we have no available borrowings under our lines of credit.

Liquidity

On March 31, 2011, we had total unrestricted cash and cash equivalents of $120.0 million and total indebtedness to our financial creditors of $63.0 million.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of December 31, 2008 and March 31, 2011, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had approximately $2.0 million of available and undrawn credit facilities in place at December 31, 2008.

Capital Expenditures

We invested $3.6 million in capital equipment and facilities in the year ended December 31, 2008 and $6.0 million in the year ended December 31, 2007.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis.  (See Note 6 of our consolidated financial statements included in this 2008 Annual Report.)

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

Generic Pharmaceuticals

In 2008, we received several product approvals in Canada, Israel and the United States.  The following table sets forth the approvals received in the United States from the FDA from January 1, 2008 through March 31, 2011:

FINAL ANDA APPROVALS
Brand Name*
Carbamazepine Extended-Release Tablets USP, 100 mg, 200 mg, and 400 mg	Tegretol® - XR
Cetirizine HCl Syrup, 1 mg/mL	Zyrtec®
Cetirizine HCl Tablets, 5 mg and 10 mg	Zyrtec®
Ciclopirox Shampoo 1%	Loprox®
Flo-pred (Prednisolone acetate oral suspension) 5 mg/5 mL and 15 mg/ 5 mL	Flo-pred®
Fluorouracil Topical Cream USP, 5%	Effudex®
Granisetron Hydrochloride Tablets 1 mg	Kytril®
Lamotrigine Chewable Dispersible Tablets, 5 mg and 25 mg	Lamictal® - CD
Levetiracetam Oral Solution 100 mg/mL	Keppra®
Levetiracetam Tablets, 250 mg, 500 mg, 750 mg and 1000 mg	Keppra®
Ondansetron HCl Injection USP, 2 mg/mL, 2 mL vials	Zofran®
Ondansetron Hyrdrochloride Tablets USP, 4mg, 8mg and 24 mg	Zofran®
Risperidone Oral Solution 1mg/mL	Risperdal®
Sulfacetamide Sodium Topical Suspension USP, 10%	Klaron®

ANADA** APPROVALS

Mupirocin Ointment USP, 2%	Bactoderm®

TENTATIVE ANDA APPROVALS

Gabapentin Capsules, 100, 300 and 400 mg***	Neurontin®
Gabapentin Oral Solution, 250 mg/5 mL***	Neurontin®
Lamotrigine Tablets 25mg, 100mg, 150mg and 200mg	Lamictal®
Ranitidine Hydrochloride Syrup USP, 15mg/mL	Zantac®

* The above trademarks are the property of their respective owners.
** Abbreviated New Animal Drug Application.
*** Tentative approval received prior to January 1, 2008 but currently under review by the FDA.

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of December 31, 2008:

	Payments due by period (in millions of dollars)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations (1)	$117.26	$59.28	$30.39	$18.39	$9.20
Operating lease obligations	3.52	1.92	1.57	0.03	-
Other Long-term liabilities (2)	11.46	1.01	2.98	2.57	4.90
Total	$132.24	$62.21	$34.94	$20.99	$14.10
(1) "Less than 1 year" includes $29.35, which was reclassified to short-term loans. See Note 11 and 13.
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

We paid an aggregate of $7,305,410 to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended December 31, 2008.  This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated less than $150,000.  In addition, $427,896 was set aside in 2008 to provide all executive officers and directors with pension, retirement or similar benefits.  During 2008, the Company’s executive officers and directors received 19,000 options to purchase Taro stock.

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

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised of Board members.  Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director.  Our Board has formed audit and nominating committees.

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

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2008.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114, “The Auditor’s Communication With Those Charged With Governance,” issued by the Auditing Standards Board of the American Institute of Certified Public Accountants which replaced SAS No. 61, “Communication With Audit Committees.”  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of the Company that the audited consolidated financial statements referred to above be included in this 2008 Annual Report.

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

D.       EMPLOYEES

The following table sets forth the number of full time equivalents as of December 31, 2008*:
December 31, 2008

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	115.0	34.0	45.0	1.0	-	195.0
Administration	82.0	27.0	41.5	6.0	1.0	157.5
Research and Development	14.0	39.0	119.0	10.0	2.0	184.0
Production and Quality Control	-	214.0	334.5	45.0	-	593.5
Total	211.0	314.0	540.0	62.0	3.0	1,130.0

The following table sets forth the number of full time equivalents as of December 31, 2007*:

December 31, 2007

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	110.0	31.0	41.0	1.0	-	183.0
Administration	75.0	26.0	40.5	7.0	1.0	149.5
Research and Development	11.0	39.0	119.0	6.0	2.0	177.0
Production and Quality Control	-	216.0	332.5	36.0	-	584.5
Total	196.0	312.0	533.0	50.0	3.0	1,094.0

The following table sets forth the number of full time equivalents as of December 31, 2006*:

December 31, 2006

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	100.0	38.0	43.0	2.0	2.0	185.0
Administration	75.0	28.0	44.0	7.0	3.0	157.0
Research and Development	19.0	43.0	132.0	12.0	2.0	208.0
Production and Quality Control	-	206.0	357.0	36.0	-	599.0
Total	194.0	315.0	576.0	57.0	7.0	1,149.0

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

As of March 31, 2011, 11,325 ordinary shares were subject to outstanding options.  Of such options, none were held by executive officers; none were held by directors who are not executive officers; and 11,325 (at an average exercise price of $2.47 per share) were held by other persons.  None of such options was an SAR.  As of December 31, 2008, the Company’s ability to issue additional options under the 1991 Stock Incentive Plan has been terminated.  The Company issues new shares to employees and associates exercising their stock options.

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

As of March 31, 2011, 424,380 ordinary shares were subject to outstanding options.  Of such options, 122,100 (at an average exercise price of $28.61 per share) were held by executive officers; none were held by directors who are not executive officers; and 302,280 (at an average exercise price of $32.66 per share) were held by other persons.  None of such options was an SAR.  During 2008, the Company issued 19,000 options under the 1999 Stock Incentive Plan.  As of December 31, 2009, the Company’s ability to issue additional options under the 1999 Stock Incentive Plan has been terminated.  The Company issues new shares to employees and directors exercising their stock options.

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

ITEM 8. FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2008 Annual Report, beginning on page F-1.

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

B.       SIGNIFICANT CHANGES

No significant change has occurred since the date of our consolidated financial statements included in this 2008 Annual Report.

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

C.       MATERIAL CONTRACTS

During the two years preceding the date of this 2008 Annual Report and subsequent thereto, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than as set out below and contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on their taxable income.  The corporate tax rate for the tax years 2008, 2009, 2010 and 2011 is 27%, 26%, 25% and 24%, respectively.  Such rate is scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

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

In 2008, 78% of our revenue was generated in United States dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the United States dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into United States dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-United States dollar revenues, the effects of currency fluctuations on consolidated net revenues were not significant in 2009.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated in U.S. dollars.  These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP.  We do not hedge this risk as it does not impact our net cash flows.  A 10% increase in the exchange rate between the U.S. dollar and the Canadian Dollar would reduce pre-tax income by approximately $6.2 million based on the December 31, 2008 U.S. dollar to Canadian Dollar exchange rate.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates mainly to our long-term debt incurred to purchase fixed assets.  Our interest expenses are primarily sensitive to LIBOR and CPI as most of our long-term debt bears a LIBOR or CPI-linked interest rate.  Taro U.S.A. had an interest rate swap in place as of December 31, 2009, which converts a variable rate mortgage to fixed rate.  We do not use hedge accounting for this interest rate swap and are therefore subject to earnings volatility due to fluctuations in the fair value of this interest rate swap.  We paid $0.3 million to terminate a 2005 swap effective November 28, 2008, and recorded a $0.2 million loss within financial expenses, net for year ended December 31, 2008.  As of December 31, 2008, $117.3 million of our outstanding debt bears an average interest rate of 5.20%.  Of the $117.3 million, $97.0 million is exposed to interest rate fluctuation.  Consequently, each 0.25% increase in interest rates will reduce pretax income by $0.2 million.

Under conditions as of the date of filing this 2008 Annual Report, we do not believe that our exposure to market risks will have a material impact on future earnings.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.  Disclosure Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and forms, and that such information is accumulated and communicated to the chief executive officer (“CEO”) and chief financial officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.  The Company did not perform the evaluation required by paragraph (b) of Exchange Act rule 13a-15 of the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Rule 13a-15(e)) as of December 31, 2008.  However, Management has concluded that the Company’s disclosure controls and procedures were ineffective as of December 31, 2008 as a result of the Company’s inability to timely file its Form 20-F for its fiscal year ended December 31, 2008, to perform the required evaluation of its disclosure controls and procedures and the material weaknesses in our internal control over financial reporting that existed as of year-end 2008, as described below.

b.  Management’s Annual Report on Internal Control over Financial Reporting.

To address the control weaknesses described below, the Company performed additional analysis, testing and other post-closing procedures in order to prepare its consolidated financial statements in accordance with U.S. GAAP.  Accordingly, Management, including the CEO and CFO, believes that the consolidated financial statements in this 2008 Annual Report fairly present in all material respects, our financial condition, results of operations and cash flows for the periods presented.

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

Management, including our CEO and CFO, has not conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  However, Management, including our CEO and CFO, believes it has identified a number of material weaknesses in our internal control of financial reporting that existed as of year-end 2008 that are described below.  A number of these material weaknesses were identified in Management’s, including our CEO and CFO, evaluations of our internal control over financial reporting as of December 31, 2006 and as of December 31, 2010 which evaluations were conducted using the criteria established in COSO.

Material weakness (within the meaning of PCAOB Auditing Standard No. 5) is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management, including our CEO and CFO, cannot conclude that it has identified all material weaknesses but believes that at least the following material weaknesses in internal control over financial reporting existed as of December 31, 2008:

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

c.  Changes in Internal Control over Financial Reporting.

     Other than those changes described above, there was no change in our internal control over financial reporting (as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the period covered by this 2008 Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  We continue to identify and implement additional best practice solutions regarding efficient data collection, integration and controls, including processes to ensure accounting information is properly evaluated and recorded.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (“Kost Forer”), during the years ended December 31, 2008, 2007 and 2006, respectively.

	2008	2007	2006
	In millions of U.S. Dollars
Audit fees	$1.74	$2.59	$9.40
Tax fees	0.05	0.05	0.60
Total	$1.79	$2.64	$10.00

The audit fees for the years ended December 31, 2008, 2007 and 2006, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All non-audit services provided by the Company’s independent auditors were approved by the Audit Committee.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2008 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2008 Annual Report are listed on the index of exhibits below.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2008 Annual Report on its behalf.
TARO PHARMACEUTICAL INDUSTRIES LTD.

	By:	/s/ Michael Kalb
Michael Kalb
Dated: September 22, 2011		Group Vice President, Interim Chief Financial Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

Page
Reports of Independent Registered Public Accounting Firms	F-2 – F-5

Consolidated Balance Sheets	F-6 – F-7

Consolidated Statements of Operations	F-8

Statements of Changes in Shareholders’ Equity	F-9

Consolidated Statements of Cash Flows	F-10 – F-11

Notes to Consolidated Financial Statements	F-12 – F-61

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011 does not express an opinion on the Company’s internal control over financial reporting because management was unable to complete all of its testing of internal controls and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting.

As discussed in Note 2.q to the consolidated financial statements, the Company adopted Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" - an interpretation of FASB Statement No. 109, effective January 1, 2007.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 29, 2011	Certified Public Accountants (Isr)
BDO Member Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Taro Pharmaceutical Industries Ltd.
Yakum, Israel

We have audited the internal control over financial reporting of Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Company”)  as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment on the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Nevertheless, we draw attention to management conclusion that the Company has at least the following material weaknesses in internal control over financial reporting as of December 31, 2008:

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

These material weaknesses, identified by management, were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and this report does not affect our report dated June 29, 2011, on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Taro Pharmaceutical Industries Ltd. as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008 and our report dated June 29, 2011 expressed an unqualified opinion thereon.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

June 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
TARO PHARMACEUTICAL INDUSTRIES LTD.

We have audited the accompanying consolidated statement of operations, shareholders’ equity and cash flows for the year ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2.u. to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment,” effective January 1, 2006.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars and shares in thousands

	December 31,
	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$68,828	$45,187
Short-term bank deposits	10,000	-
Accounts receivable and other:
Trade, net	62,098	70,017
Other receivables, prepaid expenses and other	19,605	26,260
Inventories	66,099	66,957
TOTAL CURRENT ASSETS	226,630	208,421
LONG-TERM RECEIVABLES AND OTHER ASSETS	27,856	26,576
PROPERTY, PLANT AND EQUIPMENT, NET	186,543	211,929
GOODWILL	7,217	7,287
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	23,756	26,368
DEFERRED INCOME TAXES	1,096	2,772
TOTAL ASSETS	$473,098	$483,353

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars and shares in thousands

	December 31,
	2008	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$100,116	$108,992
Current maturities of long-term debt	29,888	31,348
Accounts payable:
Trade payables	25,877	20,326
Other current liabilities	83,522	72,203
TOTAL CURRENT LIABILITIES	239,403	232,869
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	58,019	76,361
Deferred income taxes	3,793	5,586
Other long-term liabilities	7,666	15,299
TOTAL LONG-TERM LIABILITIES	69,478	97,246
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	308,881	330,115
SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2008 and 2007: 200,000,000 shares; Issued at December 31, 2008 and 2007: 39,460,509 shares.
Outstanding at December 31, 2008 and 2007:
39,200,082 and 39,195,869 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2008 and 2007:
2,600 shares	1	1
Additional paid-in capital	222,138	221,814
Accumulated other comprehensive income	7,722	27,620
Treasury stock (260,175 and 264,640 shares at December 31, 2008 and 2007,
respectively)	(1,329)	(1,361)
Accumulated deficit	(64,994)	(95,515)
TOTAL SHAREHOLDERS’ EQUITY	164,217	153,238
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$473,098	$483,353

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands (except per share data)

	Year ended December 31,
	2008	2007	2006

Sales, net	$329,036	$319,554	$252,269
Cost of sales	148,317	133,229	123,516
Impairment	27	170	25,862
Gross profit	180,692	186,155	102,891
Operating expenses:
Research and development, net	35,044	29,817	36,273
Selling, marketing, general and administrative	99,025	97,274	109,048
Impairment	2,820	-	27,923
	136,889	127,091	173,244
Operating income (loss)	43,803	59,064	(70,353)
Financial expenses, net	795	22,816	11,454
Other gain, net	1,054	4,300	-
Income (loss) before income taxes	44,062	40,548	(81,807)
Tax expense	13,541	6,212	872
Net income (loss)	$30,521	$34,336	$(82,679)

Basic net income (loss) per ordinary share	$0.78	$0.99	$(2.82)
Diluted net income (loss) per ordinary share	$0.76	$0.98	$(2.82)

Weighted-average number of ordinary shares used to compute basic income (loss) per share	39,200	34,725	29,347
Weighted-average number of ordinary shares used to compute diluted income (loss) per share	40,423	35,215	29,347

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars and shares in thousands

				Accumulated
				Other		Retained	Total
			Additional	Comprehensive		Earnings	Comprehensive	Total
	Number of	Share	Paid-in	Income	Treasury	(Accumulated	Income	Shareholders’
	Shares	Capital	Capital	(loss)	Shares	Deficit)	(loss)	Equity
Balance at January 1, 2006	29,301	$680	$163,899	$10,847	$(1,398)	$(45,959)		$128,069
Exercise of options and issuance of shares of ESPP	57		560					560
Share-based compensation			599					599
Purchase of treasury shares	(12)				(196)			(196)
Release of treasury shares to employees under ESPP	12				206	(35)		171
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				3,281			3,281	3,281
Unrealized gain from available for sale marketable securities				(22)			(22)	(22)
Net (loss)				-		(82,679)	(82,679)	(82,679)
Total comprehensive (loss):							$(79,420)
Balance at December 31, 2006	29,358	680	165,058	14,106	(1,388)	(128,673)		49,783
Release of treasury shares to employees under ESPP	1				27			27
Cumulative effect adjustment upon adoption of FIN 48						(1,178)		(1,178)
Exercise of options and issuance of shares of ESPP	49		183					183
Issuance of shares and warrants to Sun, net	6,788		39,189					39,189
Exercise of Sun warrants	3,000		17,100					17,100
Share-based compensation			284					284
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				13,597			13,597	13,597
Unrealized gain from available for sale marketable securities				11			11	11
Reclassification of unrealized gains from marketable securties to earnings				(94)			(94)	(94)
Net income						34,336	34,336	34,336
Total comprehensive income:							$47,850
Balance at December 31, 2007	39,196	680	221,814	27,620	(1,361)	(95,515)		153,238
Exercise of options and issuance of shares of ESPP	4		2		32			34
Share-based compensation			322					322
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				(19,898)			(19,898)	(19,898)
Net income						30,521	30,521	30,521
Total comprehensive income:							$10,623
Balance at December 31, 2008	39,200	$680	$222,138	$7,722	$(1,329)	$(64,994)		$164,217

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net income (loss)	$30,521	$34,336	$(82,679)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	21,187	22,614	25,112
Change in deferred charges and other assets	101	244	842
Impairment of long-lived assets	2,847	170	53,785
Share-based compensation expense	322	284	599
Accrued severance pay and other long-term liabilities, net	571	(1,492)	(527)
(Gain) loss on sale of long-lived assets	(56)	(3,727)	1,641
Realized gain on sale of marketable securities	-	(94)	-
Change in derivative instruments, net	13,066	(6,948)	(4,638)
Effect of exchange differences on inter-company balances	(13,328)	7,259	(60)
Increase in long-term debt due to currency fluctuation	3,736	7,714	4,967
Deferred income taxes, net	(115)	2,197	(3,231)
Class action liabilities, net	-	-	3,000
Decrease (increase) in trade receivables, net	6,606	(29,626)	(3,794)
Decrease in short-term other receivables, prepaid expenses and other	1,187	730	3,533
(Increase) decrease in long-term other receivables, prepaid expenses and other	(718)	2,125	(426)
Decrease in interest receivable	-	-	588
(Increase) decrease in inventories, net	(2,912)	(7,430)	3,923
Increase (decrease) in trade payables	7,459	882	(3,664)
Decrease in other accounts payable and accrued expenses	(5,412)	(28,361)	(23,959)
Increase in income tax payable	9,815	275	229
Net cash provided by (used in) operating activities	74,877	1,152	(24,759)

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from investing activities:
Purchase of property, plant and equipment and capitalization of
related direct incremental costs	(3,572)	(5,984)	(21,913)
Proceeds from restricted short-term bank deposits	-	-	6,326
Investment in other intangible assets	(594)	(229)	(301)
Investment in short-term bank deposits	(10,000)	-	-
Investment in restricted bank deposits	(6,250)	-	-
Proceeds from long-term deposits and other assets	70	-	14,000
Proceeds from sale of marketable securities	-	125	-
Proceeds from sale of long-lived assets	65	10,151	272
Net cash (used in) provided by investing activities	(20,281)	4,063	(1,616)

Cash flows from financing activities:
Proceeds from issuance of shares, net	34	56,499	731
Proceeds (repayments) of short-term bank debt, net	2,818	(6,388)	(1,996)
Purchase of treasury shares related to ESPP	-	-	(196)
Repayment of long-term debt	(31,776)	(26,373)	(26,700)
Repayment of other intangible assets purchased in prior years	-	-	(2,200)
Net cash (used in) provided by financing activities	(28,924)	23,738	(30,361)
Effect of exchange rate changes on cash and cash equivalents	(2,031)	94	48
Increase (decrease) in cash and cash equivalents	23,641	29,047	(56,688)
Cash and cash equivalents at the beginning of the year	45,187	16,140	72,828
Cash and cash equivalents at the end of the year	$68,828	$45,187	$16,140

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$12,039	$14,793	$12,989
Income taxes	$3,197	$3,644	$3,465

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$288	$317	$1,582
Investment in intangible assets on credit	$-	$14	$-

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

b.
The Company successfully addressed its past liquidity issues by implementing initiatives to improve revenues and cash collections. During 2006, our cash flows were negatively impacted by operating losses, capital expenditures and a reduction in wholesaler inventory. During the year ended December 31, 2007, the Company’s cash on hand increased $29,047 from $16,140 to $45,187 primarily due to $56,499 of equity issuances, net of issuance costs, and $10,151 of long-lived asset sales offset by $32,761 of debt repayments and $5,984 of capital investments. During the year ended December 31, 2008, the Company’s cash on hand (including short-term bank deposits) increased $33,641 from $45,187 to $78,828 due to $74,877 of cash provided by operating activities, which was offset by cash used in investing and financing activities of $20,281 and $28,924, respectively. At September 30, 2010, consolidated cash on hand (including short-term bank deposits) increased to $126,727, primarily due to higher operating cash flows from increased sales volumes and cash management activities. At September 30, 2010, debt decreased to $131,802, primarily due to scheduled principal payments and the pay-down of several credit lines.  As of September 30, 2010, $81,692 of the Company’s total debt is callable on-demand due to covenant violations. Consolidated cash at September 30, 2010 exceeds callable debt by approximately $45,035. In addition, the Company is current with all of its debt service payments. As a result of the Company’s cash position at September 30, 2010 and the expected cash flows from operations, the Company has the ability to continue as a going concern for the foreseeable future.

Subsequent to September 30, 2010, the Company retired approximately $43,771 of the callable debt.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

As part of the agreement, the Company received $20,000 from Medicis, which the Company estimated was its returns exposure for these products, and with which the Company established a reserve. This return reserve is presented together with the reserve for returns in current liabilities. The Company also agreed to accept expired returned goods in the future, even though the product returned may not have been sold by Taro. The reserve was established anticipating that customers will deduct, from their cash payments to the Company, the price that they originally paid to Medicis for the goods being returned. This reserve was utilized for the return exposure related to the acquired products. During 2006, $8,300 of the reserve was recorded as income based on a determination that the reserve exceeded the requirements for such returns as a result of the near-term expiration of the customer right of return.

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

The Company accounted for this transaction in accordance with EITF Issue No.00-21, “Revenue Arrangement with Multiple Deliverable” ("EITF 00-21”). The Company has concluded that the entire arrangement should be considered as one unit of accounting mainly because the Company could not establish fair value for all undelivered elements in the transaction. Accordingly, the total up-front consideration is being recognized as revenue over the three-year term of the arrangement. Revenue recognition is limited to cash received. In addition, the Company recorded deferred inventory cost in the amount of $2,037 related to the costs of ElixSure® products that were sold to Alterna at the outset of the agreement. The cost is amortized over the three-year term of the manufacturing and supply services under the agreements.

In June 2006, the Company and Alterna signed an amendment to the above agreements. Pursuant to the terms of the amendment, Alterna exercised its option to purchase the full rights to the Kerasal® products and settled all outstanding balances with the Company for products shipped under the manufacturing and supply arrangement in consideration for a cash payment of $12,000. According to the amendment, the Company will continue to manufacture and supply the products to Alterna. Consistent with its original accounting treatment, the Company has concluded that all of the deliverables under the amendment should be considered as one unit of accounting, therefore the consideration is being amortized over the remaining term of the agreement. As of December 31, 2008, the Company had no deferred revenue.  As of December 31, 2007, the Company had $1,176 of deferred revenue related to this agreement, which was recorded in other current liabilities. Subsequently, Alterna discontinued purchasing the ElixSure® products. However, Alterna has continued to purchase Kerasal® in limited quantities.

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

The Company used the market approach in determining the fair value of the group of assets. The Company recorded an impairment charge, in operating expenses, aggregating $27,023 during 2006. In addition, during 2006, the Company recorded approximately $900 of loss on purchase commitments of $3,945 due to the decline in value of additional equipment that the Company committed to purchase at December 31, 2006. During 2008, the Company recorded further impairment charges on land, building and machinery of $2,820.  In November 2009, the Company’s Irish subsidiary sold certain equipment, net of transaction costs, for $1,485.

During 2010, the Company announced the closure of the manufacturing facility in Ireland and is exploring its options related to the facility. The Company is currently analyzing the impact of that event on subsequent years’ financial statements and any possible additional impairment that may be required in future years.

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

The Company’s most critical estimates are used in its determination of its sales incentives reserves (see Note 4 for details), inventory reserves, income taxes, fixed assets, intangible assets, derivative instruments and contingencies.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated in consolidation. A private corporation, TDC, owns 50% of the shares that have voting rights in Taro U.S.A., with the Company owning the other 50%. In 1993, TDC signed an agreement with the Company to assign its voting rights in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company may designate. TDC may terminate the agreement upon one year written notice. As of December 31, 2008, no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of owning 3.1% of Taro U.S.A. shares that have economic rights. Since losses applicable to TDC exceed its interest in Taro U.S.A. equity, such excess and any further losses applicable to TDC are charged against the Company as TDC has no obligation to fund such losses.

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Marketable securities:

Marketable securities are comprised primarily of shares of stock in other publicly-traded companies and auction rate securities. These marketable securities covered by Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

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

The amounts of inventory reserves recorded as cost of sales were $5,704, $2,403, and $4,859, for the years ended December 31, 2008, 2007, and 2006, respectively.

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

4.
The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” (“SOP No. 98-1”). SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the years 2008 and 2007, the Group capitalized $76 and $56 of software costs, respectively. Software costs are amortized by the straight-line method over their estimated useful life of three years.

5.
On February 7, 2007, the Company, in an effort to improve liquidity, sold a car park adjacent to its Irish facility, net of transaction costs, for $4,050, and recorded in 2007 a pre-tax gain on this transaction of $3,721.

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment test during the fourth fiscal quarter of each year. As of December 31, 2008 and 2007, no impairment loss had been identified.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Impairment of long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. In the year ended December 31, 2006, the Company recorded, in operating expenses, a $27,923 impairment loss primarily related to the fixed assets in its Irish facility. In the year ended December 31, 2006, the Company also recorded impairment charges of $25,862 in cost of sales, which is mainly comprised of a $23,259 impairment loss, primarily for its product rights for Lustra® and U-KeraTM and a $2,531 impairment loss related to one of its warehouses and certain equipment in Canada.  In the year ended December 31, 2008, the Company recorded, in operating expenses, a $2,820 impairment loss primarily related to the fixed assets of its Irish facility.  No impairment loss was recorded on these assets in the year ended December 31, 2007.  See also Notes 1.d, 1.e and 1.f.

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

The Company recognizes revenue from product sales when title and risk of loss have transferred to its customers and when the criteria in the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), and SFAS No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS 48”), have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) the price to customers is fixed or determinable; (iv) collectability is reasonably assured, and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company. Depending on the terms of our customer arrangements, revenue is recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Reserves for returns, Medicaid and indirect rebates are included in current liabilities. All other sales deductions allowances are recorded as accounts receivable reserves. The reserve for returns is included in current liabilities as substantially all of these returns will not be realized until after the year-end accounts receivable balances are settled. Medicaid and indirect rebates are included in current liabilities because the Company does not have direct customer relationships with any of the payees. See Notes 4 and 12 for more details.

The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company’s products.  The Company accounts for these in accordance with EITF Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)”, as reductions of revenue unless the customer receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer’s purchase of the products and the fair value of the benefits can be reasonably estimated.

With respect to revenue recognition policies in the Alterna transaction, see also Note 1.e.

n.	Research and development:

Research and development expenses, net of grants received, are charged to expense as incurred.

o.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company earned grants in the amounts of $0, $0, and $430 during the years ended December 31, 2008, 2007, and 2006, respectively. Such grants are included as deductions from research and development costs.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

p.	Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $6,979, $6,473 and $11,741 for the years ended December 31, 2008, 2007 and 2006, respectively.

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

Effective January 1, 2007, the Company adopted  FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FAS 109” (“FIN 48”), which was issued in June 2006. FIN 48 requires that the tax effect of a position be recorded only if it is more likely than not to be sustained based solely on the tax position’s technical merits at the reporting date. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits of the tax position are recorded. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions as income tax expense. See Note 17. The following table presents the impact at January 1, 2007 on the consolidated balance sheet as a result of implementing FIN 48:

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

The total weighted-average number of options excluded from the calculations of diluted net earnings per share, as a result of their anti-dilutive effect, was 1,012,359, 1,126,528 and 1,578,387 for the years ended December 31, 2008, 2007 and 2006, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

t.	Freight and distribution costs:

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”, the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $9,420, $9,436 and $9,090 for the years ended December 31, 2008, 2007 and 2006, respectively.

u.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the SEC issued SAB No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement.

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

The Company recognizes compensation expense for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards granted prior to January 1, 2006, the Company recognizes compensation expense based on the straight line-method over the requisite service period of each of the awards. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested. Upon the adoption of SFAS No. 123(R) the expected life of the option is estimated using the “simplified” method as provided in SAB 107. Under this method, the expected life equals arithmetic average of the vesting term and the original contractual term of the option. On December 21, 2007, the SEC issued SAB No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107.  The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate.  The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s operating income, income before income taxes, and net income for year ended December 31, 2006, were $599 lower than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006, were $0.02 lower than if the Company had continued to account for stock-based compensation under APB No. 25.

Stock Options: The fair value of options granted under the Stock Incentive Plan in 2008, 2007 and 2006 is amortized over their vesting period on a straight-line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions:

	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	48.4%	53.1%	58.5%
Risk-free interest rate	3.1%	4.7%	4.4%
Expected life of up to	6.9 years	6.9 years	6.9 years

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

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits and trade receivables. Cash and cash equivalents and bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents and bank deposits are financially sound and that low credit risk therefore exists with respect to these financial instruments. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. At December 31, 2008, three different wholesale customers in the United States represented approximately 15.0%, 12.5% and 11.2% of the trade accounts receivable, net. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not generally require collateral for its customers’ accounts receivable.

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

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged. At December 31, 2008 and 2007, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change. For additional information see Note 9.

y.	Fair value measurements:

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs). SFAS 157 also requires additional disclosure about fair value measurements.  The adoption of SFAS 157 did not impact the Company’s consolidated balance sheet or consolidated statement of operations.

z.	Impact of recently issued accounting standards:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits companies to value many financial instruments and certain other items at fair value.  The adoption of SFAS No. 159 did not have a material impact on the consolidated financial statements.

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

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51,” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. These statements will be effective for the Company as of the year beginning January 1, 2009. The Company believes that the adoption of SFAS No. 160 will not have a material impact on the Company’s consolidated financial statements.

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

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB No. 133” (“SFAS 161”). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF No. 07-05”).  EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Early adoption is not permitted.  The Company does not currently expect EITF 07-05 to have a material impact on its financial statements.

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

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	December 31,
	2008	2007
Trade accounts receivable, gross	$126,668	$117,557

Reserves for sales deductions:
Chargebacks	(23,904)	(18,525)
Customer rebates	(17,544)	(12,421)
Other sales deductions	(22,492)	(15,853)
Allowance for doubtful accounts	(630)	(741)
Trade accounts receivable, net	$62,098	$70,017

b.	Other receivables, prepaid expenses and other:

	December 31,
	2008	2007
Prepaid expenses	$6,277	$5,804
Deferred income taxes	3,815	3,221
Government authorities	1,343	3,207
Advances to suppliers	473	551
Derivative instruments	299	12,953
Office of the Chief Scientist	-	269
Receivable related to class action lawsuit (1)	7,000	-
Other	398	255
	$19,605	$26,260

(1)	See Note 15.c.4.iii.

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

The Company’s product returns reserve at December 31, 2008 and 2007 and related statement of operations impact for the years then ended, considered actual product returns experienced subsequent to the balance sheet dates to validate the product returns reserve estimate based on the methodology described above.

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

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information. Based on the Company’s historical experience, substantially all claims for rebates and other sales deductions are received within 24 months. Therefore, at December 31, 2008 and 2007, and for the years then ended, the Company considered subsequent actual claims submitted by its customers in determining the Company’s reserves and related statements of operations impact for rebates and other sales deductions.

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

The following tables summarize the activities for sales deductions and product returns for the years ended December 31, 2008 and 2007:

For the Year Ended December 31, 2008
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(18,525)	$(172,582)	$167,203	$(23,904)
Rebates and Other	(29,015)	(65,572)	53,921	(40,666)
Total	$(47,540)	$(238,154)	$221,124	$(64,570)

Current Liabilities
Returns	$(25,101)	$(13,898)	$16,720	$(22,279)
Other (1)	(10,556)	(13,509)	14,368	(9,697)
Total	$(35,657)	$(27,407)	$31,088	$(31,976)

For the Year Ended December 31, 2007
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(40,211)	$(170,447)	$192,133	$(18,525)
Rebates and Other	(38,792)	(63,005)	72,782	(29,015)
Total	$(79,003)	$(233,452)	$264,915	$(47,540)

Current Liabilities
Returns	$(34,144)	$(9,243)	$18,286	$(25,101)
Other (1)	(23,271)	(14,498)	27,213	(10,556)
Total	$(57,415)	$(23,741)	$45,499	$(35,657)

(1)	Includes indirect rebates.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 5: — INVENTORIES

	December 31,
	2008	2007
Raw and packaging materials	$19,768	$21,292
Finished goods	23,927	23,806
Work in progress	17,842	17,162
Purchased products for commercial purposes and other	4,562	4,697
	$66,099	$66,957

As of December 31, 2008 and 2007, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $15,726 and $12,435, respectively.

As for pledges, see Note 14.

NOTE 6: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	December 31,
	2008	2007
Cost:
Land	$12,090	$12,840
Buildings	158,570	163,755
Leasehold improvements	3,010	3,263
Machinery and equipment	145,212	151,878
Computer equipment	30,339	30,901
Motor vehicles	304	281
Furniture, fixtures and office equipment	8,402	8,854
Advances for property and equipment	160	290
	358,087	372,062
Accumulated depreciation and impairment charges:
Buildings	47,177	42,503
Leasehold improvements	2,709	2,733
Machinery and equipment	86,647	81,417
Computer equipment	28,645	27,543
Motor vehicles	284	272
Furniture, fixtures and office equipment	6,082	5,665
	171,544	160,133
Depreciated cost	$186,543	$211,929

Depreciation expenses were $18,374, $19,874, and $20,098 for the years ended December 31, 2008, 2007 and 2006, respectively. For related impairment charges, see Note 2.k.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

b.
Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,826 as of December 31, 2008 and 2007. Capitalized interest and other costs were $76, $56, and $8,670 for the years ended December 31, 2008, 2007 and 2006, respectively.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,507 and $4,497 as of December 31, 2008 and 2007, respectively.

d.	As for pledges – see Note 14.

NOTE 7: —INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	December 31,
	2008	2007
Cost:
Product rights	$67,958	$68,852
Deferred charges in respect of loans and bonds from institutional investors	1,277	1,246
Other deferred cost	1,541	1,541
	70,776	71,639
Accumulated amortization and impairment charges:
Product rights	44,338	42,689
Deferred charges in respect of loans and bonds from institutional investors	1,226	1,144
Other deferred cost	1,456	1,438
	47,020	45,271
Amortized cost	$23,756	$26,368

b.	Amortization expenses related to product rights were $2,813, $2,740 and $5,014 for the years ended December 31, 2008, 2007 and 2006, respectively.

c.	As of December 31, 2008, the estimated amortization expense of product rights for 2009 to 2013 is as follows: 2009 - $2,899; 2010 - $2,763; 2011 - $2,730; 2012 - $2,557 and 2013 - $2,513.

d.	The weighted-average amortization period for product rights is approximately 9 years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 8: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	December 31,
	2008	2007
Prepayment of land leased from Israel Land Administration (1)	$14,838	$15,065
Restricted bank deposits (2)	6,250	-
Receivable related to class action lawsuit	-	7,000
Derivative instruments (3)	1,470	659
Severance pay fund (4)	4,221	3,649
Employee escrow (5)	967	-
Other	110	203
	$27,856	$26,576

(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid. For more details see Note 2.i.

(2)	Amount represents restricted bank deposits pursuant to an interest rate swap agreement associated with loan agreements in Israel (see Note 9).

(3)	See Note 9.

(4)
Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations. See Note 12.b.

(5)	In 2008, the Company established an escrow account for certain deferred payments to the Company’s General Manager, following a change in control.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $903, $910 and $913 for the years-ended December 31, 2008, 2007 and 2006, respectively.

	December 31,
	2008	2007	2006
Pension, retirement savings and severance expenses	$4,928	$3,902	$4,763

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 9: — DERIVATIVE INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

In June 2005, the Company entered into a mortgage agreement for its New Jersey facility. Subsequently, in September 2005, the Company entered into an interest rate swap to mitigate variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 4.66%. In November 2008, the Company paid $344 to terminate the swap and recorded a $190 loss within financial expenses, net for year ended December 31, 2008. At December 31, 2007, the fair market value of the swap was a $154 liability, and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized (loss) gain of ($291) and $111 within financial expenses, net for the years ended December 31, 2007 and 2006, respectively.  The swap matured on November 28, 2008.  See Note 13.a.6.

In September 2005, the Company also entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%. At December 31, 2008 and 2007, the fair market value of the swap was a $1,647 liability and $269 liability, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized (loss) gain of ($1,379), ($446) and $207 within financial expenses, net for the years ended December 31, 2008, 2007 and 2006, respectively. See Note 13.a.6.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Year	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
2007	3.40%	2.20%	-8.97%	-15.21%	3.85	0.99
2008	3.80%	2.33%	-1.14%	23.93%	3.80	1.22

(1)	Bank of Israel

(2)	Statistics of Canada

From July 1999 to November 2000, the Company issued approximately $24,000 of CPI plus 8.25% bonds denominated in NIS with terms of 10 years.  At the same time, the Company entered into 9-10 year cross currency swaps in which the Company receives CPI plus 6% to 8.25% in NIS and pays LIBOR plus 0.6% to 3.3% in USD based on the outstanding amount of the bonds. At December 31, 2008, the fair market value of these swaps was a $513 asset and was recorded in other receivables, prepaid expenses and other ($278 short-term portion) and long-term receivables and other assets ($235 long-term portion). At December 31, 2007, the fair market value of these swaps was a $1,169 asset and was recorded in other receivables, prepaid expenses and other ($510 short-term portion) and long-term receivables and other assets ($659 long-term portion). For the years ended December 31, 2008, 2007, and 2006, net gains of approximately $556, $883 and $628 were recorded within financial expenses, net for these swaps.

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%. At the same time the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,190 plus a fixed rate of 5.9%. This swap matured on November 28, 2008 and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap.  According to this swap agreement, the Company will receive NIS 201,270 in six annual payments (equivalent of the remaining debt balance as of November 28, 2008), which is linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance.  The Company is required to pay $51,344 plus a fixed rate of 6.59%.  At December 31, 2008, the fair market value of the swap was $1,013 comprised of a $1,235 asset (recorded in long-term receivables and other assets) offset by a $222 payable (recorded in other current liabilities). At December 31, 2007, the fair market value of this swap was a $12,271 asset and was recorded in other receivables, prepaid expenses and other. The Company recorded net gains of $2,412, $7,597 and $4,101 within financial expenses, net for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 10: — FAIR VALUE MEASUREMENTS

As described in Note 2, the Company adopted SFAS 157 as of January 1, 2008.  SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability, from a selling party’s perspective, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Level 1: Quoted market prices in active markets for identical assets and liabilities.  Active market means a market in which transactions for assets or liabilities occur with “sufficient frequency” and volume to provide pricing information on an ongoing unadjusted basis.  The Company has no Level 1 assets or liabilities.

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

Level 3: Unobservable inputs that are not corroborated by market data. The Company has no Level 3 assets or liabilities.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 were as follows:

	Quoted Market Prices	Significant Other	Significant Unobservable
	of Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Assets
Cross-currency swaps	$-	$1,748	$-
Liabilties
Interest rate swap	$-	$1,647	$-
Cross-currency swaps		222
	$-	$1,869	$-

NOTE 11: — SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted-
	average
	interest rate		Amount
	December 31,		December 31,
	2008	2007	2008	2007
Short-term bank credit and short-term loans:
In, or linked to, U.S. dollars (1) (2) (3) (4)	4.18%	6.92%	$81,886	$80,841
In NIS (5)	5.25%	7.07%	6,465	10,759
In Canadian dollars (6) (7)	4.35%	6.97%	11,765	17,392
			100,116	108,992
Reclass from long-term debt, included in the above amounts (8)			29,352	35,181
Total utilized credit lines and short-term loans			$70,764	$73,811
Total authorized credit lines and short-term loans			$72,748	$76,042
Unutilized credit lines			$1,984	$2,231
Weighted-average interest rates at the end of the year for all loans	4.27%	6.91%

(1)
Includes approximately $28,100 of outstanding debt under a $40,000 Taro U.S.A. credit facility at December 31, 2008 and 2007. This credit facility bears interest at a rate of LIBOR plus 2.75% and is secured by a first lien on Taro U.S.A.’s accounts receivable, inventory and all products and proceeds thereof. Additional borrowings are currently not available under this facility due to covenant defaults. Subsequent to the balance sheet date, the Company amended this credit agreement to extend the maturity date to October 5, 2010. On October 5, 2010, the Company retired the $28,100 of outstanding debt and $264 of accrued interest.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(2)
This amount includes approximately $9,750 of outstanding debt under a $10,000 Taro U.S.A. credit facility at December 31, 2008 and 2007. The Company entered into a letter agreement with this financial institution as described in Note 13.a.3.  On October 28, 2010, the Company retired the $9,750 of outstanding debt and $109 of accrued interest.

(3)
This amount includes approximately $23,250 and $23,800 of outstanding debt under the Company’s credit facilities in Israel at December 31, 2008 and 2007, respectively.  See Note 13.a.3 for a description of the covenants.

(4)	This amount includes approximately $20,786 and $19,191 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2008 and 2007, respectively.

(5)
This amount represents outstanding debt under the Company’s credit facilities of $4,734 and $6,193 and a reclassification from long-term debt of $1,731 and $4,566 in Israel at December 31, 2008 and 2007, respectively.  See Note 13.a.3 for a description of the covenants.

(6)
This amount includes approximately $4,930 and $5,967 of outstanding debt at December 31, 2008 and 2007, respectively, under a demand revolving line of credit to Taro Pharmaceuticals Inc, the Company’s indirect Canadian subsidiary. The amount available under this line of credit was $6,568 and $8,070 at December 31, 2008 and 2007, respectively. This facility is secured by a general security agreement over the Canadian subsidiary’s assets.  In addition, the agreement provides the lending institution a second lien on real property and other capital assets in Canada, and the United States.  On November 1, 2010, the Company retired the remaining balance of this debt of $5,710 plus $11 of accrued interest and paid a $171 prepayment fee.

(7)	This amount includes approximately $6,835 and $11,424 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2008 and 2007, respectively.

(8)	These amounts represent long-term debt classified as short-term debt due to covenant defaults described in Notes 13.a.1, 13.a.4 and 13.a.6.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	December 31,
	2008	2007
Returns reserve	$22,279	$25,101
Due to customers (1)	1,377	1,626
Employees and payroll accruals	11,978	11,432
Deferred revenue	-	1,176
Medicaid and indirect rebates	8,320	8,930
Accrued income taxes	17,581	9,443
Class action lawsuit	10,000	-
Legal and audit fees	2,569	2,166
Accrued expenses	5,341	7,600
Interest payable	841	1,726
Derivative instruments	433	-
Deferred taxes	561	424
Other	2,242	2,579
	$83,522	$72,203

(1)	Amount due to customers in excess of their outstanding balance as a result of chargebacks, rebates and other deductions.

b.	Other long-term liabilities:

	December 31,
	2008	2007
Class action lawsuit	$-	$10,000
Accrued severance pay	5,632	4,642
Interest rate swap	1,647	424
Accrued taxes	382	-
Grant from Irish government	5	233
	$7,666	$15,299

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 13: — LONG-TERM DEBT

a.	Composed as follows:

	December 31,
	2008	2007
Loans from institutional investors and bonds (1)	$5,322	$8,313
Loans from institutional investors and bonds (2)	79,170	97,040
Banks (3)	-	1,577
Term loan from Canadian bank (4)	9,298	14,451
Mortgage for U.S. distribution facility (5) (6)	12,993	10,450
Mortgage for U.S. office facility (6)	10,475	11,059
	117,258	142,890
Less: current maturities	29,887	31,348
Less: long-term debt reclassified as short-term loans (1, 4, 6)	29,352	35,181
	$58,019	$76,361

1.
In 1999 and 2000, the Company entered into a series of debenture and loan agreements in Israel, secured by a floating charge on substantially all of its property, assets and rights. The debentures were issued in separate tranches during 1999 and 2000 for a term of 10 years, with the last tranche maturing in November 2010; most of the loan balance at December 31, 2008 and 2007 was linked to Israeli CPI plus 8.25%. Under the debentures, Taro provided certain undertakings that, among other things, as long as the loan is outstanding, (i) the ratio between long-term liabilities and shareholders’ equity shall not exceed two and the current ratio (defined as current assets divided by current liabilities) shall not be less than one and (ii) the ratio of current assets and liabilities shall not exceed one. Such ratios are based on the Company’s audited financial statements. As of December 31, 2008 and 2007, the Company was current with its payment obligations but not in compliance with other covenants. Since the Company was not in compliance with certain covenants as described above and since according to the provisions of the agreements, the lenders have the right to accelerate the obligations after notice and opportunity to cure, the Company has reclassified the long-term portion of its long-term debt to these lenders in the amount of $1,870 and $5,032, to short-term loans at December 31, 2008 and 2007, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.
In 2004, in connection with the long and short-term loans provided by four banks, the Company provided each such bank with undertakings including provisions that it would: (i) not pledge any of its current or future assets without the prior written consent of such bank, provided that Taro is allowed to pledge any newly acquired assets to secure financing provided to acquire such assets and to pledge any fixed assets up to an aggregate of $20,000, which includes the pledges in favor of the lenders under the 1999 and 2000 debenture and loan agreements; (ii) not sell or transfer any of the current or future assets of the Company (excluding current assets) without the prior written consent of such lender, provided that the Company is allowed to sell any asset without consent of such lender if the sale proceeds do not exceed 5% of the total assets (based on the audited financial statements) less the current assets and goodwill (based on the audited financial statements); (iii) comply with certain financial covenants, one of which requires that the Company’s operating income will exceed 12% of sales, and another which requires that the Company maintain a ratio of debt to EBITDA not to exceed 3.5 over a rolling three-year average, and (iv) comply with certain financial reporting requirements. Excluding the mortgage relating to the distribution facility in New Jersey that is described in (6) below, the loans covered by the foregoing covenants and negative pledge undertakings matured in 2008 and bore interest ranging from LIBOR plus 0.9% to LIBOR plus 2%. During the year ended December 31, 2008, the Company repaid all outstanding balances of the long-term loans.

4.
During 2004, Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary, refinanced its mortgage payable and its plant expansion term loans with a new term loan. The new term loan is collateralized by a first lien on the Canadian subsidiary’s land, buildings and certain manufacturing equipment, a lien covering all other assets, subject to prior liens indicated in Note 13 above, and a subordinated lien on the buildings and land securing the mortgage loans described in (6) below, as well as certain equipment of Taro U.S.A. Taro U.S.A. and two of its subsidiaries have provided guarantees to the lender for the full amount of the loan. The Canadian subsidiary provided undertakings in the relevant loan documentation that include certain (i) financial covenants, requiring the Canadian subsidiary to maintain a maximum ratio of debt to tangible net worth of 1.60:1 and a ratio of current assets to current liabilities of 1.5:1 or more and (ii) financial reporting covenants relating to the Company and certain subsidiaries, including the Canadian subsidiary. Since the Canadian subsidiary was not in compliance with certain covenants as described above, and in accordance with the agreement, the bank has the right to accelerate its obligation. The Company has reclassified the long-term portion of its long-term debt to this bank in the amount of $6,835 and $11,424, as short-term loans at December 31, 2008 and 2007, respectively.  On November 1, 2010, the Company retired the remaining balance of this debt of $5,710 plus $11 of accrued interest and paid a $171 prepayment fee.

5.
On January 8, 2004, the Company’s U.S. subsidiary expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro acquired the facility for $18,433, of which, $13,200 was financed by a mortgage. This facility is subject to depreciation on a straight-line basis over a 40 year period.

6.
In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey. The Company guaranteed these obligations. The Canadian bank described in (4) above has a subordinated security position in the facilities which are the subject of the mortgages. The mortgage on the New York facility was $10,475 and $11,059, as of December 31, 2008 and 2007, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90, which the Company failed to meet. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage. The mortgage on the New Jersey facility, as described in (5) above, was $12,993 and $10,450, as of December 31, 2008 and December 31, 2007, was for an original term of seven years, bearing interest at the rate of LIBOR plus 1.85% and has certain financial and reporting covenants. The interest rate of the mortgage was effectively fixed at 4.66%, as the Company had an interest rate swap in place through November 28, 2008. The mortgage holder is one of the banks with which the Company entered into a letter agreement, with similar covenants, as described in (3) above. On November 28, 2008, the principal amount of this mortgage was increased by $4,743 to $12,992, and the interest rate swap was terminated. Since the Company, with respect to each such mortgage, was not in compliance with certain financial and other covenants and because each lender has the right to accelerate its obligations, the Company has reclassified the long-term portion of each mortgage, in the amount of $20,647 and $18,725, respectively, as short-term loans at December 31, 2008 and 2007, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

As discussed above, part of the undertakings also include financial reporting obligations that have not been met as a result of the delayed filing of the Company’s Annual Reports on Form 20-F for the years 2008 and 2009. The Company is also not in compliance with certain financial, reporting, and administrative covenants. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach or default of covenants included in other agreements. As a result, even though the Company has been current in its payment obligations, the loans, except the one described in Note 13a.2 above, are callable by the lenders until the Company is in compliance with its Form 20-F filing requirements as well as with all covenants. In addition, the covenants and undertakings described above restrict the Company’s ability to incur additional debt.

As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them. The financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted-Average Interest Rate			Amount
		December 31,		December 31,
	2008		2007	2008	2007
In, or linked to, U.S. dollars (1)	4.42%		6.08%	$50,506	$62,882
In Canadian dollars (subject to variable interest rates)	4.42%		7.09%	9,298	14,451
In Israeli currency – linked to CPI	6.01%		6.08%	57,454	65,557
				$117,258	$142,890

(1) Includes loans in the amount of $30,178 and $33,231 as of December 31, 2008 and 2007, respectively, which are subject to variable interest rates linked to the LIBOR. The remaining outstanding debt is subject to fixed interest rates.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

c.	The debt matures as follows:

December 31,
2008
2009	29,887
2010	28,432
2011	14,560
2012	18,243
2013	9,989
Thereafter	16,147
$117,258

As of the date of these financial statements, the Company has met all of its scheduled debt obligations; however, has not been in compliance with certain financial and other covenants as described above.

For collateral, see Note 14.

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	December 31,
	2008	2007
Short-term bank credit and short-term loans (1)	$33,030	$34,067
Long-term debt (including current maturities) (2)	$38,088	$44,274

(1)
Short-term bank credits and short-term loans primarily include $28,100 of debt secured by accounts receivable, inventory and all products and proceeds thereof of Taro U.S.A. at December 31, 2008 and 2007.  On October 28, 2010, the Company retired the $28,100 of outstanding debt and $264 of accrued interest.

(2)	Long-term debt primarily includes mortgages secured by facilities in the U.S.A. and Canada.

For further discussion of collateralized assets see Notes 11 and 13.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 15: — COMMITMENTS AND CONTINGENT LIABILITIES

a.
Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2013. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December 31,
2008
2009	$1,920
2010	1,348
2011	219
2012	26
2013	5
Thereafter	-
$3,518

Total rent expenses were $3,323, $3,562 and $2,935 for the years ended December 31, 2008, 2007 and 2006, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3% to 5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Commencing in 1999, grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars). As of December 31, 2008 and 2007, the aggregate contingent liability to the OCS was approximately $12,274 and $12,382, respectively.

Royalty payments to the OCS were $588, $485 and $340 for the years ended December 31, 2008, 2007 and 2006, respectively.

c.	Legal proceedings:

From time to time the Company is subject to litigation arising in the ordinary course of business. Except for the accruals with respect to the Zwickel case (see Note 15.c.4.iii) and the Israeli taxation cases (see Note 15.c.3), no accruals for any lawsuits, to which the Company is party, are required in the financial statements. Additionally, the Company is party to certain lawsuits disclosed herein, whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

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

On June 15, 2008, the Company brought a lawsuit in the District Court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations. This case is pending before the District Court.  As legacy litigation from the change in control of the Company in September 2010, the Company intends to take the appropriate steps to dismiss or otherwise resolve this matter shortly.

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

2.	Legal actions by certain shareholders:

i.	Templeton’s lawsuits related to proposed merger agreement with Sun:

Between May and August 2007, Templeton filed three opening motions in the District Court related to the transactions contemplated by the Share Purchase and Merger Agreements. All of these lawsuits were dismissed by the District Court. Templeton filed an appeal with the Israeli Supreme Court with respect to one of the suits that was dismissed. On November 15, 2010, the Supreme Court dismissed Templeton’s appeal.

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

On May 14, 2009, Sun and Alkaloida brought a lawsuit against the Company and its directors at the time (including Mr. Ben Hod and Mr. Haim Fainaro, who served as the Company’s statutory external directors up until July and August 2009, respectively, but were struck as respondents from the lawsuit on May 5, 2010) in the District Court related to the issuance of audited financial statements for the years 2006 and thereafter.  On October 6, 2010, Sun and Alkoloida moved to dismiss all claims against all defendants.  The Court dismissed all claims on October 10, 2010.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

iv.	Sun’s litigation relating to the Company’s engagement of Guggenheim Securities, LLC (“Guggenheim”):

On July 27, 2010, certain affiliates of Sun that hold shares in the Company filed an originating motion against the Company with the Haifa District Court requesting a declaratory ruling that, among other things, the engagement of Guggenheim by the Company was an extraordinary transaction in which a controlling shareholder of Taro had a personal interest, thereby requiring special approvals under the Israel Companies Law.  On October 6, 2010, Sun moved to dismiss its claims against the Company.  On October 10, 2010, the District Court dismissed all claims against the Company.

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

ii.
On December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003. The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is more likely than not. See Note 17 for further details.

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

iii.
On April 28, 2008, the Company agreed to pay $10,000, of which $7,000 will be provided by its insurance company, as part of a settlement with plaintiffs in a class action suit, Zwickel v. Taro Pharmaceutical Industries Ltd., 04-CV-5969 (S.D.N.Y.). The legal proceedings were initially filed in 2004, and a consolidated amended complaint was filed in 2007, against the Company and certain of its current and former officers and directors alleging claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The settlement amount of $10,000 owed by the Company was accrued as part of other long-term liabilities in the 2006 consolidated balance sheet. The receivable from the insurance company was recorded as part of other receivables, prepaid expenses and other as of December 31, 2008 and as part of long-term receivables and other assets as of December 31, 2007.  On October 26, 2009, the Company fulfilled its obligation as per the terms of the settlement agreement and the Company’s insurer paid its respective settlement amount as well.

d.
In 2003, the Company and its Irish subsidiary entered into an agreement with a government agency in Ireland to receive grants for the development and provision of employment for a manufacturing facility in Ireland. The obligation to repay these grants terminated in 2008 and 2009, subject to the continued operation and control by the Company’s Irish subsidiary. The grants, or portions thereof, may be revoked if jobs related to the grants remain vacant for a period in excess of six calendar months. As of December 31, 2008 and 2007, the balance of grants received was $5 and $233, respectively, and is included in other long-term liabilities. Subsequent to the balance sheet date, the Company fulfilled all of its obligations under the terms of the grant agreement and earned the full benefit of the grant. This grant was amortized as earned by the Company.

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

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant. As of December 31, 2008, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share. As of December 31, 2008 and 2007, an aggregate of 82,575 options in respect of the 1991 plan were outstanding and no further options in respect of the 1991 plan are available for future grants. The Company issues new shares to employees and associates exercising their stock options.

2.
The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000. As of December 31, 2008, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2008 and 2007, an aggregate of 1,051,130 and 1,132,130 options in respect of the 1999 plan were outstanding, respectively, and, as of March 10, 2009, no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

4.	A summary of the Company’s stock option activity (except options to non-employees) and related information for the year ended December 31, 2008 is as follows:

			Weighted-
			average	Weighted-
	Number of	Exercise	exercise	average remaining	Aggregate
	options	price	price	contractual terms	intrinsic value
		$	$	(in years)
Outstanding at December 31, 2007	1,214,705	$2.38 - $69.26	$24.31	5.66
Forfeited	(100,000)	$6.23 - $60.38	$14.90
Granted	19,000	$7.66 - $7.83	$7.70
Outstanding at December 31, 2008	1,133,705	$2.38 - $69.26	$24.86	4.47	$492
Exercisable at December 31, 2008	906,905		$26.56	3.92	$491
Vested and expected to vest at December 31, 2008	913,669		$24.82	4.47	$418

There were no options exercised for the year ended December 31, 2008.  Total intrinsic value of options exercised for the year ended December 31, 2007 was approximately $161.

As of December 31, 2008, there was $895 of unrecognized compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan. The unrecognized cost is expected to be recognized over a weighted-average period of 1.72 years for the year ended December 31, 2008. For the years ended December 31, 2008, 2007 and 2006 the Company recognized $322, $284 and $599, respectively, in stock-based compensation expense.

The number of options exercisable as of December 31, 2008, 2007 and 2006 are 906,905, 863,455 and 1,037,379, respectively. The weighted-average exercise prices for the options exercisable as of December 31, 2008, 2007 and 2006 are $26.56, $26.83 and $26.04, respectively.

The stock options outstanding and exercisable as of December 31, 2008 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
		Weighted-
	Outstanding	average	Weighted-	Exercisable	Weighted-
Range of	as of	remaining	average	as of	average
exercise	December 31,	contractual	exercise	December 31,	exercise
price	2008	life	price	2008	price
		(in years)	$		$
$2.38 – $10.00	136,325	1.81	$4.09	117,325	$3.47
$10.01 – $20.00	336,150	4.96	$13.35	174,650	$12.97
$20.01 – $30.00	237,900	5.26	$24.67	221,100	$24.53
$30.01 – $40.00	291,480	4.28	$33.39	270,780	$33.31
$40.01 – $69.26	131,850	5.00	$57.20	123,050	$56.69
	1,133,705	4.47	$24.86	906,905	$26.56

5.	The weighted-average price and fair values for options granted were:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Granted below market price			Granted equal to market price
	Year ended December 31,			Year ended December 31,
	2008	2007	2006	2008	2007	2006
Weighted-average exercise price	$0.00	$0.00	$0.00	$7.70	$6.75	$14.03
Weighted-average fair value on the date of grant	$0.00	$0.00	$0.00	$4.10	$4.00	$8.64

6.	There was no activity related to non-employees stock options as of December 31, 2008.

d.	Dividends:

The Company may declare and pay dividends from retained earnings (as for restrictions on dividend distribution, see Note 17.d).

e.	Net income (loss) per share:

	Year ended December 31, 2008			Year ended December 31, 2007			Year ended December 31, 2006
			Per			Per			Per
	Net income	Shares	Share	Net income	Shares	Share	Net (loss)	Shares	Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount

Basic EPS:	$30,521	39,200,342	$0.78	$34,336	34,724,702	$0.99	$(82,679)	29,347,202	$(2.82)

Effect of dilutive securities:
Stock options		76,399		-	78,496	-	-	-	-
Sun Stock Warrants		1,146,060			411,439
Diluted EPS:	$30,521	40,422,801	$0.76	$34,336	35,214,637	$0.98	$(82,679)	29,347,202	$(2.82)

f.	2000 Employee Stock Purchase Plan:

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

Under the terms of the 2000 Plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. Eligible employees can have up to 10% of their earnings withheld, up to a maximum of $25,000 annually. The funds in this account are applied at the end of such offering periods to purchase ordinary shares at a 15% discount from the closing price of the ordinary shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2008 and 2007, participating employees purchased an aggregate of $4,465 and $7,139 of newly issued ordinary shares, respectively, at weighted-average exercise prices of $7.73 and $7.72, respectively.

The amounts of consideration received from participating employees for the years ended December 31, 2008, 2007 and 2006 were $35, $55 and $598, respectively.

In August 2006, the Company extended, by six months, the term of the March 2006 grant under the 2000 Plan. Subsequent to the balance sheet date, the Company decided to suspend the 2000 Plan until it was in compliance with SEC regulations to issue shares and allowed employees to withdraw funds owed to them by the plan. The effect of the above modification was immaterial to the 2006 Company’s consolidated financial statements. In accordance with SFAS No. 123(R), the 2000 Plan is compensatory, and as such, results in recognition of compensation costs. For the years ended December 31, 2008 and 2007, the Company recognized $6 and $10, respectively, of compensation expenses in connection with the 2000 Plan.

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

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the Law. The main benefits arising from such status are tax exempt income for a period of two to four years and reduction in tax rates on income derived from Approved Enterprises for the remaining benefit period. The Company is also a “foreign investors’ company”, as defined by the Law and, as such, is entitled to a 10 or 15-year period of benefits, based on the level of investment, and to a reduction in tax rates to 10% to 25% (based on the percentage of foreign ownership in each tax year) and to accelerated depreciation in respect of machinery and equipment.

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

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2008, management believes that the Company is meeting all of the aforementioned requirements.

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

For 2008, income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 27%. See Note 17.b.

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

However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, the Company did not generate income under the provisions of the new law. The amendment also added section 85a which gives the Minister of Finance the authority to legislate regulation which determines the price in international transactions between related parties (known as transfer pricing issue).

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

f.	Income (loss) before income taxes comprises of the following:

	Year ended December 31,
	2008	2007	2006

Domestic (Israel)	$23,605	$20,728	$(17,098)
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	20,457	19,820	(64,709)
	$44,062	$40,548	$(81,807)

g.	Taxes on income comprise of the following:

	Year ended December 31,
	2008	2007	2006

Current taxes	$13,656	$4,015	$4,103
Deferred income taxes	(115)	2,197	(3,231)
	$13,541	$6,212	$872

Domestic	$2,726	$3,049	$1,470
Foreign	10,815	3,163	(598)
	$13,541	$6,212	$872

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $1,327 and $1,075 for the years ended December 31, 2008 and 2007, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

	Year ended December 31,
	2008	2007	2006

Income (loss) before income taxes	$44,062	$40,548	$(81,807)
Statutory tax rate	27%	29%	31%
Theoretical tax (credits)	$11,897	$11,759	$(25,360)
Deferred tax in respect of losses for which valuation
allowance was provided	915	2,462	24,923
Tax (benefit) in respect to prior years	21	(601)	303
“Approved Enterprise” (benefit) expense (1)	(5,053)	(4,353)	1,874
Effect of different tax rates in other countries	5,871	768	4,517
Non-deductible expenses	4,373	3,480	4,800
Canadian tax benefits in respect of research and
development expenses	(1,099)	(865)	(1,332)
Utilization of net operating losses	(15,187)	(6,452)	(29)
Deferred tax asset on temporary differences for which a valuation allowance was provided	12,010	(907)	(7,670)
Interest and penalties on tax liabilities	-	172	-
Other	(207)	749	(1,154)
Income taxes in the Statements of Operations	$13,541	$6,212	$872

(1)	Per share tax benefit (expense) resulting from the income exemption:

	Year ended December 31,
	2008	2007	2006

Basic	$0.13	$0.13	$(0.06)
Diluted	$0.13	$0.12	$(0.06)

i.	Current taxes are calculated at the following rates:

	Year ended December 31,
	2008	2007	2006

On Israeli operations (not including “Approved Enterprise”)	27.0%	29.0%	31.0%
On U.S. operations *)	35.0%	34.0%	35.0%
On Canadian operations *)	31.0%	34.1%	34.1%
On U.K. operations *)	28.5%	30.0%	35.0%
On Ireland operations *)	12.5%	12.5%	12.5%

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

	December 31,
	2008	2007
Deferred tax assets:
Net operating loss carryforward	$44,994	$64,424
Deferred revenue	2,085	1,933
Property, plant, and equipment	2,381	2,581
Accrued expenses	32,241	21,474
Bad debt allowance	112	193
Amortization and impairment	8,638	9,493
Other, net	6,920	5,926
Total deferred tax assets	97,371	106,024
Valuation allowance for deferred tax assets	(92,460)	(100,031)
Net deferred tax assets	4,911	5,993
Deferred tax liabilities:
Property, plant, and equipment	(2,775)	(4,394)
Amortization	(34)	(84)
Other, net	(1,545)	(1,532)
Total deferred tax liabilities	(4,354)	(6,010)
Net deferred tax assets (liabilities)	$557	$(17)
Domestic	$2,241	$1,871
Foreign	(1,684)	(1,888)
	$557	$(17)

The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2008	2007
Among current assets (“other receivables, prepaid expenses and other”)	$3,815	$3,221
Long-term deferred income tax assets	1,096	2,772
Among short-term liabilities	(561)	(424)
Among long-term liabilities	(3,793)	(5,586)
	$557	$(17)

k.	Carryforward tax losses:

1.	The Company:

As of December 31, 2008, one of the Israeli subsidiaries has carryforward tax losses in the amount of $474.

2.	Canadian subsidiary:

As of December 31, 2008, this subsidiary has no carryforward tax losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.	U.K. subsidiary:

As of December 31, 2008, this subsidiary has carryforward tax losses in the amount of $10,627, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.q, there is a full valuation allowance provided against these losses.

4.	Irish subsidiary:

As of December 31, 2008, this subsidiary has carryforward tax losses of $46,243. Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines. As discussed in Note 2.q., a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of December 31, 2008, this subsidiary has carryforward tax losses in the amount of $114,184 resulting from prior years U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares. These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 through 2026. As discussed in Note 2.q., a full valuation allowance is provided against these losses as it was determined then that it was not more likely than not that the Company would be in a position to utilize such losses in the future.  However, the Company estimates that it will utilize approximately $50,900 of such losses on its adjusted 2008 tax returns and estimates that it will utilize approximately $11,000 on its 2009 tax returns.  The Company is in the process of re-evaluating the appropriateness of the valuation allowance as of December 31, 2009.  The Company’s U.S. subsidiary has been examined by the U.S. tax authorities through 2001.  Due to its net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities for years 2002 and onward and is currently under examination for the year 2008.  The Company is not aware of any material audit adjustments pertaining to the ongoing 2008 IRS examination.  As long as these net operating losses are available, the Company believes its U.S. subsidiary will not have significant tax assessments as a result of the examination.

6.	Hungarian subsidiary:

As of December 31, 2008, this subsidiary has carryforward tax losses in the amount of $436, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.q, there is a full valuation allowance provided against these losses.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

m.
At December 31, 2008, deferred income taxes were not provided for on a cumulative total of $82,362 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed. Taro Canada intends to invest these earnings indefinitely in its operations.

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

The Company's U.S. subsidiary has been examined by U.S. tax authorities through 2001. Due to its net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities for years 2002 and onward and is currently under examination for the year 2008.  The Company is not aware of any material audit adjustments pertaining to the ongoing 2008 IRS examination.  As long as these net operating losses are available, the Company believes its U.S. subsidiary will not have any tax assessments.

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

The Company adopted FIN 48 effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. For additional information, see Note 2.q.

	December 31,
	2008	2007
Unrecognized tax benefits balance at beginning of year	$14,599	$12,023
Increases as a result of positions taken in prior period	1,031	408
Decreases as a result of positions taken in prior period	(1,313)	-
Increases as a result of positions taken in current period	3,309	2,168
Unrecognized tax benefits at end of year	$17,626	$14,599

The total amount of interest and penalties recognized on the consolidated statement of operations for the years ended December 31, 2008 and 2007 were $922 and $234, respectively. The total amount of interest and penalties recognized on the consolidated balance sheet at December 31, 2008 and 2007 were $1,836 and $812, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $10,632 and $7,145 at December 31, 2008 and 2007, respectively.

Taro Canada and the Israeli company have the 2004 and 2005 tax years currently under examination. Taro U.S.A. is currently under examination by U.S. tax authorities for the year 2008.

The Company, to the best of its knowledge, does not believe any of its uncertain tax positions are reasonably likely to significantly increase or decrease within the next 12 months.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

	Year Ended December 31,
	2008	2007	2006

Sales by location of customers :
Israel	$22,194	$17,362	$14,942
Canada	36,301	34,913	37,266
U.S.A.	255,531	258,519	192,785
Other	15,010	8,760	7,276
	$329,036	$319,554	$252,269
Research and development expenses, net:
Total expenses	$35,044	$29,817	$36,703
Grants and participations	-	-	430
	$35,044	$29,817	$36,273
Selling, marketing, general and administrative expenses:
Selling and marketing	$35,330	$32,257	$34,862
Advertising	6,979	6,473	11,741
General and administrative *	56,716	58,544	62,445
	$99,025	$97,274	$109,048
* Including provision for doubtful accounts	$286	$(23)	$1,030

Financial expenses:
Interest and exchange differences on long-term liabilities	$13,064	$9,313	$8,749
Income in respect of deposits	(750)	(1,162)	(2,232)
Expenses in respect of short-term credit	4,060	6,339	5,325
Foreign currency transaction (gains) losses	(15,579)	8,326	(388)
	$795	$22,816	$11,454

Interest capitalized in cost of property, plant, and equipment	$-	$-	$2,952

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

		Israel	Canada*	U.S.A.	Other	Consolidated
	Year ended December 31, 2008 and
	as of December 31, 2008:
	Sales to unaffiliated customers **	$22,194	$36,301	$255,531	$15,010	$329,036
	Long-lived assets ***	$110,671	$49,656	$43,998	$13,191	$217,516
	Year ended December 31, 2007 and
	as of December 31, 2007:
	Sales to unaffiliated customers **	$17,362	$34,913	$258,519	$8,760	$319,554
	Long-lived assets ***	$117,339	$62,757	$46,860	$18,628	$245,584
	Year ended December 31, 2006 and
	as of December 31, 2006:
	Sales to unaffiliated customers **	$14,942	$37,266	$192,785	$7,276	$252,269
	Long-lived assets ***	$126,531	$62,725	$51,385	$15,406	$256,047

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer's location.
***	Includes Property, Plant and Equipment, Net, Goodwill and Intangible Assets, Net.

b.
For the year ended December 31, 2008, the Company had net sales to a single customer of 16.7% of consolidated net sales. For the year ended December 31, 2007, the Company had net sales to two different customers of 15.8% and 10.1% of consolidated net sales. For the year ended December 31, 2006, the Company had net sales to a single customer of 12.0% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total sales for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
Category	2008	2007	2006
		%
Dermatological and topical	67	67	67
Cardiovascular	12	12	13
Anti-inflammatory	5	7	7
Neuropsychiatric	8	9	7
Other	8	5	6
Total	100	100	100

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

1.
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

2.	Subsequent to the balance sheet date, in November 2009, the Company’s Irish subsidiary sold a vial filling line, net of transaction costs, for $1,485. For further details see Note 1.f.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.
On October 29, 2010, the Company announced that the Board of Directors appointed an Interim Chief Executive Officer.  On November 19, 2010, the Company filed a Form 6-K announcing the departures of certain officers of the Company.  The Company also announced the appointment of an Interim Chief Financial Officer.

d.
On March 7, 2011, the Company was sued by The Blackstone Group L.P. (“Blackstone”) in the Supreme Court of the State of New York, County of New York.  The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company.  Blackstone seeks approximately $6,300 million in fees and expenses.  The proceedings are in the very early stages and the Company denies liability in the matter.

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

g.	Stock options:

Between January 1, 2009 and May 25, 2011 a total of 20,000 stock options were granted to the Company’s directors and all currently remain unexercised.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Inventory Obsolescence

		Additions —	Foreign
	Balance at	Charged to	currency	Deductions —
	beginning of	costs and	translation	Write-offs of	Balance at end of
Year	period	expenses	adjustments	Inventory	period
2008	$12,435	$5,704	$(614)	$(1,799)	$15,726
2007	$14,287	$2,403	$574	$(4,829)	$12,435
2006	$18,712	$4,859	$82	$(9,366)	$14,287

Allowance for Doubtful Accounts

		Additions —
	Balance at	Charged to
	beginning of	costs and	Deductions —	Balance at end of
Year	period	expenses	Write-offs	period
2008	$741	$286	$(397)	$630
2007	$2,159	$(23)	$(1,395)	$741
2006	$1,778	$1,030	$(649)	$2,159

S-1