Form 20-F
period 2009-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2011-09-22
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

39,249,082 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were outstanding as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

As used in this Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its affiliates and subsidiaries, unless otherwise indicated.

This 2009 Annual Report is being filed in respect of the year ended December 31, 2009, and contains the audited consolidated financial statements for the year then ended.  To disclose information of the latest practicable date and to provide material information to shareholders, this 2009 Annual Report discloses events and other information occurring after the fiscal year ended December 31, 2009.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2009 Annual Report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 in particular with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D – Key Information: Risk Factors” and elsewhere in this Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2009 Annual Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2009 Annual Report may not total correctly due to rounding of numbers.  References to a particular fiscal year are to the period ended December 31 of such year.

All references in this 2009 Annual Report to “dollars,” or “$,” are to United States dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2011, was NIS 3.48 per $1.00.  The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2011, was $0.97 Canadian dollar per $1.00.  No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.
____________________
(1) As published by The Bank of Israel.
(2) As published by The Bank of Canada.

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3. KEY INFORMATION	1
A. SELECTED FINANCIAL DATA	1
B. CAPITALIZATION AND INDEBTEDNESS	2
C. REASONS FOR THE OFFER AND USE OF PROCEEDS	2
D. RISK FACTORS	2
ITEM 4. INFORMATION ON THE COMPANY	19
A. HISTORY AND DEVELOPMENT OF THE COMPANY	19
B. BUSINESS OVERVIEW	20
C. ORGANIZATIONAL STRUCTURE	28
D. PROPERTY, PLANT AND EQUIPMENT	28
ITEM 4A. UNRESOLVED STAFF COMMENTS	30
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
RECENT DEVELOPMENTS	30
A. OPERATING RESULTS	34
B. LIQUIDITY AND CAPITAL RESOURCES	42
C. RESEARCH AND DEVELOPMENT, PATENTS, TRADEMARKS AND LICENSES	44
D. TREND INFORMATION	46
E. OFF-BALANCE SHEET ARRANGEMENTS	46
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	46
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	47
A. DIRECTORS AND SENIOR MANAGEMENT	47
B. COMPENSATION	50
C. BOARD PRACTICES	50
D. EMPLOYEES	54
E. SHARE OWNERSHIP	55
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	59
A. MAJOR SHAREHOLDERS	59
B. RELATED PARTY TRANSACTIONS	60
C. INTERESTS OF EXPERTS AND COUNSEL	60
ITEM 8. FINANCIAL INFORMATION	60
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	60
B. SIGNIFICANT CHANGES	62

ITEM 9. THE OFFER AND LISTING	62
A. OFFER AND LISTING DETAILS	62
B. PLAN OF DISTRIBUTION	63
C. MARKETS	63
D. SELLING SHAREHOLDERS	64
E. DILUTION	64
F. EXPENSES OF THE ISSUE	64
ITEM 10. ADDITIONAL INFORMATION	64
A. SHARE CAPITAL	64
B. ISRAELI COMPANIES LAW AND OUR DOCUMENTS OF INCORPORATION	64
C. MATERIAL CONTRACTS	69
D. EXCHANGE CONTROLS	70
E. TAXATION	70
F. DIVIDENDS AND PAYING AGENTS	81
G. STATEMENT BY EXPERTS	81
H. DOCUMENTS ON DISPLAY	81
I. SUBSIDIARY INFORMATION	82
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	82
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83
ITEM 15. CONTROLS AND PROCEDURES	83
ITEM 16. [RESERVED]	86
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	86
ITEM 16B. CODE OF ETHICS	86
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	86
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	86
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	86
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	87
ITEM 16G. CORPORATE GOVERNANCE	87
PART III
ITEM 17. FINANCIAL STATEMENTS	87
ITEM 18. FINANCIAL STATEMENTS	87
ITEM 19. EXHIBITS	88

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2009 and 2008, and for each of the years ended December 31, 2009, 2008 and 2007, from our audited consolidated financial statements set forth elsewhere in this 2009 Annual Report that have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data as of December 31, 2007, 2006 and 2005 and for each of the years ended December 31, 2006 and 2005 from our audited consolidated financial statements not included in this annual report.  During 2010, we decided to sell our Irish facility.  As we did not meet disclosure requirements under FASB ASC 205, “Presentation of Financial Statements – Discontinued Operations” until fiscal year 2010, there is no disclosure or comparative adjustments to 2009 and prior years in the financial statements until the 2010 Annual Report.  You should read the selected consolidated financial data together with “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2009 Annual Report.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	U.S. dollars and shares in thousands (except per share data)

Consolidated Statements of Operations Data:
Sales, net	$357,643	$329,036	$319,554	$252,269	$288,623
Cost of sales	154,603	148,317	133,229	123,516	122,615
Impairment	171	27	170	25,862	-
Gross profit	202,869	180,692	186,155	102,891	166,008
Operating expenses:
Research and development, net	34,243	35,044	29,817	36,273	45,714
Selling, marketing, general and administrative	102,202	99,025	97,274	109,048	110,748
Impairment	3,363	2,820	-	27,923	-
Total operating expenses	139,808	136,889	127,091	173,244	156,462
Operating income (loss)	63,061	43,803	59,064	(70,353)	9,546
Financial expenses, net	16,527	795	22,816	11,454	7,985
Other gain, net	560	1,054	4,300	-	-
Income (loss) before income taxes	47,094	44,062	40,548	(81,807)	1,561
Tax (benefit) expense	(69,657)	13,541	6,212	872	1,477
Net income (loss)	116,751	30,521	34,336	(82,679)	84
Net income attributable to non-controlling interest	2,728	-	-	-	-
Net income (loss) attributable to Taro	$114,023	$30,521	$34,336	$(82,679)	$84

Net income (loss) per ordinary share attributable to Taro:
Basic	$2.91	$0.78	$0.99	$(2.82)	$-	(	*)
Diluted	$2.81	$0.76	$0.98	$(2.82)	$-	(	*)
Weighted-average number of ordinary shares used to compute net income (loss) per share:
Basic	39,232	39,200	34,725	29,347	29,250
Diluted	40,568	40,423	35,215	29,347	29,250

(*) Amount is less than $0.01

	As of December 31,
	2009	2008	2007	2006	2005
	(In thousands of U.S. dollars)

Consolidated Balance Sheets Data:
Working capital (deficiency)	$59,095	$(12,773)	$(24,448)	$(130,182)	$(52,874)
Property, plant and equipment, net	176,168	186,543	211,929	219,753	246,251
Total assets	575,889	473,098	483,353	424,690	548,217
Short-term debt, including current maturities of long-term debt	125,367	130,004	140,340	147,754	109,077
Long-term debt, net of current maturities	38,380	58,019	76,361	90,377	152,849
Shareholders’ equity	295,696	164,217	153,238	49,783	128,069

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

We may fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  If we fail to maintain adequate internal controls, we may not be able to ensure that we can conclude that we have effective internal controls over financial reporting.  Our Management believes that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2009, as a result of the material weaknesses in our internal control over financial reporting that existed as of year-end 2009.  While we have undertaken remedial steps, we may identify additional material weaknesses or significant deficiencies in our future internal controls over financial reporting.  See Item 15 – “Controls and Procedures” below.

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

The share capital of Taro U.S.A. is divided into two classes.  The Company owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as the Company may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with the Company’s preference, TDC could prevent the Company from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for approximately 78% of the Company’s consolidated revenue during 2009 and 2008 and approximately 81% during 2007.

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

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, is incurred in NIS.  As a result, the cost of our operations in Israel, as measured in United States dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS.  During the year-ended December 31, 2009, the value of the NIS increased 0.7% with respect to the United States dollar.  This increase did not have a material impact on the United States dollar-measured results of operations; however a material exchange rate fluctuation could adversely affect our United States dollar-measured results of operations.  We have experienced material impacts on our United States dollar-measured results of operations in previous years as a result of exchange rate fluctuations.

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

A substantial portion of our expenses, primarily labor and occupancy expenses in Canada, is incurred in Canadian dollars.  As a result, the cost of our operations in Canada, as measured in United States dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Canada.  During the year-ended December 31, 2009, the value of the Canadian dollar increased 14.5% with respect to the United States dollar.  This increase in the value of the Canadian dollar has had the effect of increasing the United States dollar cost of our goods manufactured in Canada.  If the United States dollar cost of our operations in Canada continues to increase, our United States dollar-measured results of operations will continue to be adversely affected.

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

Capital Expenditures

During 2009, 2008 and 2007, our capital expenditures were $5.0 million, $3.6 million and $6.0 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment; and

•	the upgrade of our information technology systems.

For a detailed presentation of our property, plant and equipment, see Note 6 to our consolidated financial statements included elsewhere in this 2009 Annual Report.  Also see Item 4.D – “Property, Plant and Equipment.”

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

Warfarin sodium tablets are sold under the Coumadin® brand-name by us in Israel, and as generic warfarin sodium tablets in the United States, Canada, the United Kingdom and elsewhere.  This product group accounted for approximately 13.0% of our sales in 2009.

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

     The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated net sales for each period:

	2009		2008		2007

	Sales	% of	Sales	% of	Sales	% of
	in thousands	total sales	in thousands	total sales	in thousands	total sales
U.S.A.	$278,301	78%	$255,531	78%	$258,519	81%
Canada	32,775	9%	36,301	11%	34,913	11%
Israel	21,373	6%	22,194	7%	17,362	5%
Other	25,194	7%	15,010	4%	8,760	3%
Total	$357,643	100%	$329,036	100%	$319,554	100%

In 2009, revenue in the United States accounted for 78% of total consolidated net sales.  In addition to marketing prescription drugs, Taro U.S.A. markets its generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  During 2009, we sold to approximately 136 customers in the United States.  The following table represents sales to our two largest customers as a percent of consolidated sales during the last three years:

Customer	2009	2008	2007
Customer A	15.5%	16.7%	15.8%
Customer B	11.0%	*	10.1%

* Less than 10%

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro U.S.A. in 2009:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	37%
Generic drug distributors	24%
Mass merchandisers food and retail chains	9%
Managed care organizations	5%
Other	3%

In 2009, sales in Israel accounted for 6% of our total consolidated net sales.  The marketing, sale and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

In 2009, sales to other international markets accounted for approximately 7% of consolidated net sales.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Israel and other international markets in 2009:

Percentage of
Customer Type	Consolidated Sales
Institutional	4%
Private	2%
Other international	7%

In 2009, sales in Canada accounted for 9% of our total consolidated net sales.  During 2009, Taro Canada had approximately 82 customers.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Canada in 2009:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	9%
Drug chains, independent pharmacies and others	*

* Less than 1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner.  As a result, in each of 2007, 2008 and 2009, backorders generally represented less than 5% of our consolidated sales.

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

From 2007 through 2009, we invested $14.6 million in property, plant and equipment (“PP&E”) projects.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of approximately 890,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2058.  We have the option to renew each lease for an additional 49 years.  We also lease approximately 10,000 square feet of adjacent space in Haifa Bay.  The lease for this property commenced on September 30, 1994.  For additional information, please refer to Note 2.i. to our consolidated financial statements included elsewhere in this 2009 Annual Report.

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

In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, New York, in which it located its United States research operations, for $4.4 million.  In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building and, in May 2005, Taro U.S.A. consolidated its administrative offices and research laboratory to this location.  In September 2006, such research laboratory operations were discontinued.  As of December 31, 2009, a subsidiary of Taro U.S.A. had a mortgage on this property of $9.9 million.

In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for $18.0 million.  As of December 31, 2009, a subsidiary of Taro U.S.A. had a mortgage on this property of $10.8 million.

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

A.       OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2007, 2008 and 2009, which are included elsewhere in this 2009 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated sales for each period:

	2009		2008		2007
		% of		% of		% of
	Sales	our total	Sales	our total	Sales	our total
	in thousands	sales	in thousands	sales	in thousands	sales
U.S.A.	$278,301	78%	$255,531	78%	$258,519	81%
Canada	32,775	9%	36,301	11%	34,913	11%
Israel	21,373	6%	22,194	7%	17,362	5%
Other	25,194	7%	15,010	4%	8,760	3%
Total	$357,643	100%	$329,036	100%	$319,554	100%

We generate most of our revenue from the sale of prescription and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  During the years ended 2009, 2008 and 2007, two customers in the United States accounted for the following proportion of our total consolidated net sales:

Customer	2009	2008	2007
Customer A	15.5%	16.7%	15.8%
Customer B	11.0%	*	10.1%

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

Percentage of net sales of certain products on a consolidated basis:

Product	2009	2008	2007
Warfarin	13%	11%	12%
Desoximetasone	15%	13%	*

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

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information.  Based on our historical experience, substantially all claims for rebates and other sales deductions are received within 24 months.  Therefore, for the years ended December 31, 2009 and 2008, we considered subsequent actual claims submitted by our customers in determining our reserves and related statements of operations impact for rebates and other sales deductions.

Three-year summary
The following table summarizes the activities for sales deductions and product returns for the three years ended December 31, 2009:

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

For the Year Ended December 31, 2007 (in thousands)
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

•
Changes in legal or business climate that could affect an asset’s value.  For example, a failure to gain regulatory approval for a product or the extension of an existing patent that prevents our ability to produce a generic equivalent.

•	Changes in our ability to continue using an asset. For example, restrictions imposed by the FDA could reduce our production and sales volume.

•	Decreases in the pricing of our products. For example, consolidation among our wholesale and retail customers could place downward pressure on the prices of some of our products.

We estimate the fair value of our long-lived assets other than goodwill, such as product rights, using a discounted cash flow analysis or market approach where appropriate when required under applicable U.S. GAAP.  Under the discounted cash flow method, we estimate cash flows based on our forecasts and discount these cash flows using the appropriate rate to determine the net present value of the asset.  The net present value of our assets is affected by several estimates, such as:

•	The timing and amount of forecasted cash flows

•	Discount rates

•	Tax rates

•	Regulatory actions

•	Amount of competition

•	Manufacturing efficiencies

•	The number and size of our customers

For the years-ended December 31, 2009 and 2008, we recorded $3.5 million and $2.8 million of impairment losses, respectively, primarily related to the fixed assets of our Irish facility.  We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments for goodwill for the years ended December 31, 2009, 2008, and 2007.

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

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended December 31,
	2009	2008	2007

Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	43.3%	45.1%	41.6%
Impairment	*	*	0.1%
Gross profit	56.7%	54.9%	58.3%
Operating expenses:
Research and development, net	9.6%	10.7%	9.3%
Selling, marketing, general and administrative	28.6%	30.0%	30.5%
Impairment	0.9%	0.9%	0.0%
Total operating expenses	39.1%	41.6%	39.8%
Operating income	17.6%	13.3%	18.5%
Financial expenses, net	4.6%	0.2%	7.1%
Other gain, net	0.2%	0.3%	1.3%
Income before taxes	13.2%	13.4%	12.7%
Tax (benefit) expense	-19.6%	4.1%	2.0%
Net income	32.8%	9.3%	10.7%
Net income attributable to non-controlling interest	0.8%	0.0%	0.0%
Net income attributable to Taro	32.0%	9.3%	10.7%

* Less than 0.05%

YEAR ENDED DECEMBER 31, 2009, COMPARED WITH YEAR ENDED DECEMBER 31, 2008

     Sales, net. During 2009, net sales increased $28.6 million, or 8.7%, compared to 2008.  This increase was primarily attributable to increased net sales in the United States during 2009 of $22.8 million, or 8.9%, compared to 2008, primarily due to new product launches of carbamazepine extended release tablets and lamotrigine which contributed approximately $27.8 million to net sales, as well as price increases on Topicort®/desoximetasone and Oralone®/triamcinolone acetonide dental paste which contributed approximately $13.8 million to net sales.  This was offset by volume and price decreases on clotrimazole and price decreases on malathion gel (generic Ovide®) to meet competition in the aggregate of $16.1 million.  Net sales in Canada decreased $3.5 million, or 9.7% compared to 2008 net sales, primarily due to the change in the foreign exchange rate, while net sales in Israel and other international markets increased $9.4 million, or 25.2%, compared to 2008, due primarily to an increase of warfarin sales.

 Cost of Sales. Cost of sales, as a percentage of net sales, remained relatively consistent at 43.3% in 2009 compared to 45.1% in 2008.

     Gross Profit. Gross profit was $202.9 million, or 56.7% of net sales, in 2009 compared to $180.7 million, or 54.9% of net sales, in 2008, an increase of $22.2 million, or 12.3%.  This increase reflects the impact of the increased sales within the marketplace.

     Research and Development, net (“R&D”).  R&D expenses decreased $0.8 million, or 2.3%, in 2009 compared to 2008.  R&D expenses equalled 9.6% of net sales in 2009 and 10.7% of net sales in 2008.  The majority of the R&D investment was focused on our generic pipeline and the remainder was focused on our proprietary pipeline, which included our class of non-sedating barbiturate compounds.

     Selling, Marketing, General and Administrative (“SMG&A”). In 2009, SMG&A increased $3.2 million, primarily due to an increase in audit and consulting fees related to the restatement of the Company’s financial statements for years prior to 2006.  These were offset by decreases in payroll and depreciation expense.

     Operating Results. Operating income increased $19.3 million from $43.8 million in 2008 to $63.1 million in 2009.  This change reflects the increase in sales and gross profit combined with the decrease in SMG&A expenses and R&D expenses as a percentage of net sales.  Operating results, as a percentage of net sales, increased from 13.3% in 2008 to 17.6% in 2009.

     Financial Expenses. Financial expenses result from interest expense offset by other income, and the impact of foreign currency exchange rate fluctuations.  Net financial expenses were $16.5 million in 2009, compared to an $0.8 million expense in 2008, an increase of $15.7 million.  The financial expenses in 2009 reflect the impact of our increased level of borrowing, higher interest rates and changes in foreign currency exchange rates.

     Taxes. Due to the reversal of the valuation allowance in the United States and a change in the Company’s tax rate in Israel and various permanent and timing differences between accounting and tax, our tax benefit in 2009 was $69.7 million as compared to tax expense of $13.5 million in 2008.  (See Note 17 to the consolidated financial statements included in this 2009 Annual Report.)

     Net Income. Our net income increased $83.5 million, from net income of $30.5 million in 2008 to net income of $114.0 million in 2009, primarily due to the reversal of $76.7 of the valuation allowance against deferred tax asset in the U.S.  (See Note 2.q of the consolidated financial statements included in this 2009 Annual Report.)

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

     Research and Development, net. R&D expenses increased by $5.2 million, or 17.5%, in 2008 compared to 2007.  R&D expenses equalled 10.7% of net sales in 2008 and 9.3% of net sales in 2007.  The majority of the increase in R&D was due to an increase in clinical studies and personnel to focus on our product pipeline and increased filing fees.

     Selling, Marketing, General and Administrative. In 2008, SMG&A increased $1.8 million, primarily due to an increase in selling and marketing personnel in the U.S.  SMG&A as a percentage of net sales has been relatively consistent from 30.5% in 2007 to 30.0% in 2008.

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

     Net Income attributable to Taro. Our net income decreased $3.8 million, to $30.5 million in 2008, primarily due to the decreased operating income and increased tax expense, partially offset by the other gain and decrease in financial expenses.

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

B.       LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased $24.5 million to $93.3 million at December 31, 2009.  This increase was principally due to increased sales and increased collections from customers.  Short-term bank deposits increased $11.0 million to $21.0 million at December 31, 2009.  Total Shareholders’ equity increased from $164.2 million at December 31, 2008 to $295.7 million at December 31, 2009, principally due to a net income of $114.0 million and foreign currency translation adjustments of $14.3 million.

Net cash provided by operating activities for the year ended December 31, 2009 was $63.9 million compared to net cash provided by operating activities of $74.9 million in the prior year, a decrease of $11.0 million.  For the year ended December 31, 2009, the Company had net cash used in investing activities of $13.5 million compared to net cash used in investing activities of $20.3 million in 2008.  For the year ended December 31, 2009, the Company had net cash used in financing activities of $28.6 million as compared to net cash used in financing activities of $28.9 million in the prior year.

The change in our liquidity for the year ended 2009 resulted from a number of factors, including:

•
Net cash provided by operating activities primarily consists of the significant net income, an increase in long-term debt due to currency fluctuations of $2.4 million, a decrease in trade receivables, prepaid expenses and other receivables of $4.3 million and non cash items of depreciation and amortization of $18.4 million and impairment of long-lived assets of $3.5 million, and effect of foreign exchange differences of $8.7 million.  These items were partially offset by decreases in other account payables and accrued expenses and income taxes payable of $8.5 million, a change in derivative instruments of $4.0 million and a change in deferred income taxes of $78.2 million.

•
Net cash used in investing activities primarily consists of the investment in plant, property and equipment, which consumed $5.0 million, investment in short-term bank deposits of $11.0 million partially offset by proceeds from the sale of long-lived assets of $1.7 million and proceeds from restricted bank deposits of $1.0 million.

•	Net cash used in financing activities primarily consists of the repayment of long-term debt of $30.4 million partially offset by proceeds from short-term bank debt, net of $1.7 million.

 Debt

As of December 31, 2009, total debt, including current maturities, was $163.7 million.  As discussed below, we have reclassified $22.8 million of the non-current portion of such long-term debt as short-term liabilities.  (For more on our debt obligations, see Notes 11 and 13 to our 2009 financial statements.)

During 2009, we did not incur any additional indebtedness from new or existing lenders, including increases in our borrowing capacity under existing lines of credit or refinancings.  We have been current on all our payment obligations due to our various lenders under their respective indentures and loan agreements.

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

As a result of the foregoing, various creditors have the right to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them.  The consolidated financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.  However, for purposes of our consolidated financial statements ended December 31, 2009, we have reclassified $22.8 million of the non-current portion of our long-term debt obligations to short-term liabilities.  However, see “Item 5 Recent Developments – Late Filing of our Annual Reports on Form 20-F for Years-Ended 2005, 2006, 2007, 2008 and 2009” for disclosure that all of our Annual Reports are filed as of September 22, 2011.

As of December 31, 2009, our total long-term debt obligations (including current maturities and the reclassified short-term portion) are as follows:

•	bonds of $61.9 million with various investors; and

•	mortgages of $28.6 million with three lenders.

Our currency denominations, interest rates and maturities regarding our material long-term debt obligations, including current maturities and the reclassified short-term portion but excluding mortgages, consist of the following:

Amount	Linkage	Rate	Maturity
$1,809	Israel CPI(a)	8.25%	2009-2010
151	Dollar	Libor + 2-3%	2009-2010
8,125	Dollar	6% Fixed	2010
3,875	Dollar	Libor + 2.25%	2010
45,868	Israel CPI(a)	5.80%	2014
2,107	Dollar	6.10%	2014
$61,935

(a) We have a contract to hedge our exposure to CPI fluctuations in Israel.

As of March 31, 2011, we have no available borrowings under our lines of credit.

Liquidity

On March 31, 2011, we had total unrestricted cash and cash equivalents of $120.0 million and total indebtedness to our financial creditors of $63.0 million.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of December 31, 2009 and March 31, 2011, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had approximately $1.4 million of available and undrawn credit facilities in place at December 31, 2009.

Capital Expenditures

We invested $5.0 million in capital equipment and facilities in the year ended December 31, 2009 and $3.6 million in the year ended December 31, 2008.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis.  (See Note 6 of our consolidated financial statements included in this 2009 Annual Report.)

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

Generic Pharmaceuticals

In 2009, we received several product approvals in Canada, Israel and the United States.  The following table sets forth the approvals received in the United States from the FDA from January 1, 2009 through March 31, 2011:

FINAL ANDA APPROVALS
Brand Name*
Carbamazepine Extended-Release Tablets USP, 100 mg, 200 mg, and 400 mg	Tegretol® - XR
Cetirizine HCl Tablets, 5 mg and 10 mg	Zyrtec®
Ciclopirox Shampoo 1%	Loprox®
Fluorouracil Topical Cream USP, 5%	Effudex®
Granisetron Hydrochloride Tablets 1 mg	Kytril®
Lamotrigine Chewable Dispersible Tablets, 5 mg and 25 mg	Lamictal® - CD
Lamotrigine Tablets 25mg, 100mg, 150mg and 200mg	Lamictal®
Levetiracetam Oral Solution 100 mg/mL	Keppra®
Levetiracetam Tablets, 250 mg, 500 mg, 750 mg and 1000 mg	Keppra®
Ondansetron Hyrdrochloride Tablets USP, 4mg, 8mg and 24 mg	Zofran®
Risperidone Oral Solution 1mg/mL	Risperdal®
Sulfacetamide Sodium Topical Suspension USP, 10%	Klaron®

ANADA** APPROVALS

Mupirocin Ointment USP, 2%	Bactoderm®

TENTATIVE ANDA APPROVALS

Gabapentin Capsules, 100, 300 and 400 mg***	Neurontin®
Gabapentin Oral Solution, 250 mg/5 mL***	Neurontin®
Ranitidine Hydrochloride Syrup USP, 15mg/mL	Zantac®

* The above trademarks are the property of their respective owners.
** Abbreviated New Animal Drug Application.
*** Tentative approval received prior to January 1, 2009 but currently under review by the FDA.

As of March 31, 2011, we had 24 of our ANDAs and the three tentative approvals listed above, under review by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications under review at the FDA will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of December 31, 2009:

	Payments due by period (in millions of dollars)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations (1)	$90.50	$52.11	$28.79	$9.60	$-
Operating lease obligations	3.10	1.98	1.12	-	-
Other Long-term liabilities (2)	11.40	1.43	3.35	2.34	4.28
Total	$105.00	$55.52	$33.26	$11.94	$4.28
(1) "Less than 1 year" includes $22.85, which was reclassified to short-term loans. See Note 11 and 13.
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

We paid an aggregate of $7,897,864 to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended December 31, 2009.  This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated less than $150,000.  In addition, $305,781 was set aside in 2009 to provide all executive officers and directors with pension, retirement or similar benefits.  During 2009, the Company’s executive officers and directors received 20,000 options to purchase Taro stock.

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

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2009.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114, “The Auditor’s Communication With Those Charged With Governance,” issued by the Auditing Standards Board of the American Institute of Certified Public Accountants which replaced SAS No. 61, “Communication With Audit Committees.”  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of the Company that the audited consolidated financial statements referred to above be included in this 2009 Annual Report.

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

D.       EMPLOYEES

The following table sets forth the number of full time equivalents as of December 31, 2009*:

December 31, 2009

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	116.0	34.0	42.0	1.0	-	193.0
Administration	87.0	31.0	45.5	5.0	1.0	169.5
Research and Development	14.0	42.0	124.0	4.0	2.0	186.0
Production and Quality Control	-	224.0	403.5	22.0	-	649.5
Total	217.0	331.0	615.0	32.0	3.0	1,198.0

The following table sets forth the number of full time equivalents as of December 31, 2008*:

December 31, 2008

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	115.0	34.0	45.0	1.0	-	195.0
Administration	82.0	27.0	41.5	6.0	1.0	157.5
Research and Development	14.0	39.0	119.0	10.0	2.0	184.0
Production and Quality Control	-	214.0	334.5	45.0	-	593.5
Total	211.0	314.0	540.0	62.0	3.0	1,130.0

The following table sets forth the number of full time equivalents as of December 31, 2007*:

December 31, 2007

	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	110.0	31.0	41.0	1.0	-	183.0
Administration	75.0	26.0	40.5	7.0	1.0	149.5
Research and Development	11.0	39.0	119.0	6.0	2.0	177.0
Production and Quality Control	-	216.0	332.5	36.0	-	584.5
Total	196.0	312.0	533.0	50.0	3.0	1,094.0

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

___________________

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

As of March 31, 2011, 11,325 ordinary shares were subject to outstanding options.  Of such options, none were held by executive officers; none were held by directors who are not executive officers; and 11,325 (at an average exercise price of $2.47 per share) were held by other persons.  None of such options was an SAR.  As of December 31, 2009, the Company’s ability to issue additional options under the 1991 Stock Incentive Plan has been terminated.  The Company issues new shares to employees and associates exercising their stock options.

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

ITEM 8. FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2009 Annual Report, beginning on page F-1.

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

B.       SIGNIFICANT CHANGES

No significant change has occurred since the date of our consolidated financial statements included in this 2009 Annual Report.

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

C.       MATERIAL CONTRACTS

During the two years preceding the date of this 2009 Annual Report and subsequent thereto, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than as set out below and contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on their taxable income.  The corporate tax rate for the tax years 2009, 2010 and 2011 is 26%, 25% and 24%, respectively.  Such rate is scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

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

•
Deduction of the cost of purchase of patents or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

•	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
•	Accelerated depreciation rates on equipment and buildings; and
•	A straight-line deduction of expenses related to a public offering over a three-year period.

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

In 2009, 78% of our revenue was generated in United States dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the United States dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into United States dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-United States dollar revenues, the effects of currency fluctuations on consolidated net revenues were not significant in 2009.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated in U.S. dollars.  These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP.  We do not hedge this risk as it does not impact our net cash flows.  A 10% increase in the exchange rate between the U.S. dollar and the Canadian Dollar would reduce pre-tax income by approximately $7.3 million based on the December 31, 2009 U.S. dollar to Canadian Dollar exchange rate.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates mainly to our long-term debt incurred to purchase fixed assets.  Our interest expenses are primarily sensitive to LIBOR and CPI as most of our long-term debt bears a LIBOR or CPI-linked interest rate.  Taro U.S.A. had an interest rate swap in place as of December 31, 2009, which converts a variable rate mortgage to fixed rate.  We do not use hedge accounting for this interest rate swap and are therefore subject to earnings volatility due to fluctuations in the fair value of this interest rate swap.  We paid $0.3 million to terminate a 2005 swap effective November 28, 2008, and recorded a $0.2 million loss within financial expenses, net for year ended December 31, 2008.  As of December 31, 2009, $90.5 million of our outstanding debt bears an average interest rate of 4.65%.  Of the $90.5 million, $79.5 million is exposed to interest rate fluctuation.  Consequently, each 0.25% increase in interest rates will reduce pretax income by $0.2 million.

Under conditions as of the date of filing this 2009 Annual Report, we do not believe that our exposure to market risks will have a material impact on future earnings.

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

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and forms, and that such information is accumulated and communicated to the chief executive officer (“CEO”) and chief financial officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.  The Company did not perform the evaluation required by paragraph (b) of Exchange Act rule 13a-15 of the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Rule 13a-15(e)) as of December 31, 2009.  However, Management has concluded that the Company’s disclosure controls and procedures were ineffective as of December 31, 2009 as a result of the Company’s inability to timely file its Form 20-F for its fiscal year ended December 31, 2009, to perform the required evaluation of its disclosure controls and procedures and the material weaknesses in our internal control over financial reporting that existed as of year-end 2009, as described below.

b.	Management’s Annual Report on Internal Control over Financial Reporting.

To address the control weaknesses described below, the Company performed additional analysis, testing and other post-closing procedures in order to prepare its consolidated financial statements in accordance with U.S. GAAP.  Accordingly, Management, including the CEO and CFO, believes that the consolidated financial statements in this 2009 Form 20-F fairly present in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America and includes those that:

•	pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and directors of the Company; and

•
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

Management, including our CEO and CFO, has not conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  However, Management, including our CEO and CFO, believes it has identified a number of material weaknesses in our internal control of financial reporting that existed as of year-end 2009 that are described below.  A number of these material weaknesses were identified in Management’s, including our CEO and CFO, evaluations of our internal control over financial reporting as of December 31, 2006 and as of December 31, 2010 which evaluations were conducted using the criteria established in COSO.

Material weakness (within the meaning of PCAOB Auditing Standard No. 5) is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management, including our CEO and CFO, cannot conclude that it has identified all material weaknesses but believes that at least the following material weaknesses in internal control over financial reporting existed as of December 31, 2009:

Financial Reporting Closing Process

We did not have the time or resources to fully design, establish and maintain effective documented U.S. GAAP compliant financial accounting policies and procedures, primarily related to those for:
•	estimating certain accounts receivable reserves and sales deductions including rebates and other sales deductions;
•	significant, complex and non-routine transactions, including the area of taxation and certain other accounting items described below; and
•
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
•	formalize the documentation and fully implement the procedures created on a timely basis; and
•
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

     Other than those changes described above, there was no change in our internal control over financial reporting (as defined in rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the period covered by this 2009 Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  We continue to identify and implement additional best practice solutions regarding efficient data collection, integration and controls, including processes to ensure accounting information is properly evaluated and recorded.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (“Kost Forer”), during the years ended December 31, 2009, 2008 and 2007, respectively.

	2009	2008	2007
	In millions of U.S. Dollars
Audit fees	$4.54	$1.74	$2.59
Tax fees	0.02	0.05	0.05
Total	$4.56	$1.79	$2.64

The audit fees for the years ended December 31, 2009, 2008 and 2007, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All non-audit services provided by the Company’s independent auditors were approved by the Audit Committee.

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

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2009 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2009 Annual Report are listed on the index of exhibits below.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2009 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

	By:	/s/ Michael Kalb
Michael Kalb
Dated: September 22, 2011		Group Vice President, Interim Chief Financial Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

Page
Reports of Independent Registered Public Accounting Firms	F-2 – F-4

Consolidated Balance Sheets	F-5 – F-6

Consolidated Statements of Operations	F-7

Statements of Changes in Shareholders’ Equity	F-8

Consolidated Statements of Cash Flows	F-9 – F-10

Notes to Consolidated Financial Statements	F-11 – F-56

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011 does not express an opinion on the Company’s internal control over financial reporting because management was unable to complete all of its testing of internal controls and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 29, 2011	Certified Public Accountants (Isr)
BDO Member Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Taro Pharmaceutical Industries Ltd.
Yakum, Israel

We were engaged to audit Taro Pharmaceutical Industries Ltd. internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Taro Pharmaceutical Industries Ltd. management is responsible for maintaining effective internal control over financial reporting and for its assessment on the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Nevertheless, we draw attention to management conclusion that the Company has at least the following material weaknesses in internal control over financial reporting as of December 31, 2009:

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

These material weaknesses, identified by management, were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2009, of the Company and this report does not affect our report dated June 29, 2011, on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Taro Pharmaceutical Industries Ltd. as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated June 29, 2011 expressed an unqualified opinion thereon.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

June 29, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars and shares in thousands

	December 31,
	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,307	$68,828
Short-term bank deposits	20,974	10,000
Accounts receivable and other:
Trade, net	61,643	62,098
Other receivables, prepaid expenses and other	45,603	19,605
Inventories	67,977	66,099
TOTAL CURRENT ASSETS	289,504	226,630
LONG-TERM RECEIVABLES AND OTHER ASSETS	31,549	27,856
PROPERTY, PLANT AND EQUIPMENT, NET	176,168	186,543
GOODWILL	7,265	7,217
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	20,883	23,756
DEFERRED INCOME TAXES	50,520	1,096
TOTAL ASSETS	$575,889	$473,098

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars and shares in thousands

	December 31,
	2009	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$96,090	$100,116
Current maturities of long-term debt	29,277	29,888
Accounts payable:
Trade payables	27,979	25,877
Other current liabilities	77,063	83,522
TOTAL CURRENT LIABILITIES	230,409	239,403
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	38,380	58,019
Deferred income taxes	3,813	3,793
Other long-term liabilities	7,591	7,666
TOTAL LONG-TERM LIABILITIES	49,784	69,478
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	280,193	308,881
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2009 and 2008: 200,000,000 shares; Issued at December 31, 2009 and 2008: 39,509,257 and 39,460,509 shares, respectively.
Outstanding at December 31, 2009 and 2008:
39,249,082 and 39,200,082 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2009 and 2008:
2,600 shares	1	1
Additional paid-in capital	222,608	222,138
Accumulated other comprehensive income	21,980	7,722
Treasury stock: 260,175 shares at December 31, 2009 and 2008	(1,329)	(1,329)
Accumulated earnings (deficit)	49,029	(64,994)
Taro shareholders' equity	292,968	164,217
Non-controlling interest	2,728	-
TOTAL SHAREHOLDERS’ EQUITY	295,696	164,217
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$575,889	$473,098

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Year ended December 31,
	2009	2008	2007

Sales, net	$357,643	$329,036	$319,554
Cost of sales	154,603	148,317	133,229
Impairment	171	27	170
Gross profit	202,869	180,692	186,155
Operating expenses:
Research and development, net	34,243	35,044	29,817
Selling, marketing, general and administrative	102,202	99,025	97,274
Impairment	3,363	2,820	-
	139,808	136,889	127,091
Operating income	63,061	43,803	59,064
Financial expenses, net	16,527	795	22,816
Other gain, net	560	1,054	4,300
Income before income taxes	47,094	44,062	40,548
Tax (benefit) expense	(69,657)	13,541	6,212
Net income	116,751	30,521	34,336
Net income attributable to non-controlling interest	2,728	-	-
Net income attributable to Taro	$114,023	$30,521	$34,336

Basic net income per ordinary share attributable to Taro	$2.91	$0.78	$0.99
Diluted net income per ordinary share attributable to Taro	$2.81	$0.76	$0.98

Weighted-average number of ordinary shares used to compute basic income per share	39,232	39,200	34,725
Weighted-average number of ordinary shares used to compute diluted income per share	40,568	40,423	35,215

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
				Accumulated Other		Retained	Total Taro
			Additional	Comprehensive		Earnings	Comprehensive	Total Taro	Non-	Total
	Number of Shares	Share Capital	Paid-in Capital	Income (Loss)	Treasury Shares	(Accumulated Deficit)	Income (Loss)	Shareholders' Equity	controlling Interest	Shareholders’ Equity
Balance at January 1, 2007	29,358	$680	$165,058	$14,106	$(1,388)	$(128,673)	$-	$49,783	$-	$49,783
Release of treasury shares to employees under ESPP	1				27			27		27
Cumulative effect adjustment upon adoption of FIN 48						(1,178)		(1,178)		(1,178)
Exercise of options and issuance of shares of ESPP	49		183					183		183
Issuance of shares and warrants to Sun, net	6,788		39,189					39,189		39,189
Exercise of Sun warrants	3,000		17,100					17,100		17,100
Share-based compensation			284					284		284
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				13,597			13,597	13,597		13,597
Unrealized gain from available for sale
marketable securities				11			11	11		11
Reclassification of unrealized gains from
marketable securties to earnings				(94)			(94)	(94)		(94)
Net income						34,336	34,336	34,336		34,336
Total comprehensive income:							$47,850		$-
Balance at December 31, 2007	39,196	680	221,814	27,620	(1,361)	(95,515)		153,238		153,238
Exercise of options and issuance of shares of ESPP	4		2		32			34		34
Share-based compensation			322					322		322
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				(19,898)			(19,898)	(19,898)		(19,898)
Net income						30,521	30,521	30,521		30,521
Total comprehensive income:							$10,623		$-
Balance at December 31, 2008	39,200	680	222,138	7,722	(1,329)	(64,994)		164,217		164,217
Exercise of options and issuance of shares of ESPP	49		163					163		163
Share-based compensation			307					307		307
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				14,258			14,258	14,258		14,258
Net income						114,023	114,023	114,023	2,728	116,751
Total comprehensive income:							$128,281		$2,728
Balance at December 31, 2009	39,249	$680	$222,608	$21,980	$(1,329)	$49,029		$292,968		$295,696

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income	$116,751	$30,521	$34,336
Adjustments required to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	18,445	21,187	22,614
Change in deferred charges and other assets	69	101	244
Impairment of long-lived assets	3,534	2,847	170
Share-based compensation expense	307	322	284
Accrued severance pay and other long-term liabilities, net	(539)	571	(1,492)
Loss (gain) on sale of long-lived assets	34	(56)	(3,727)
Realized gain on sale of marketable securities	-	-	(94)
Change in derivative instruments, net	(4,019)	13,066	(6,948)
Effect of exchange differences on inter-company balances	8,713	(13,328)	7,259
Increase in long-term debt due to currency fluctuations	2,401	3,736	7,714
Deferred income taxes, net	(78,191)	(115)	2,197
Decrease (increase) in trade receivables, net	1,081	6,606	(29,626)
Decrease in other receivables, prepaid expenses and other	3,229	1,187	730
(Increase) decrease in long-term receivables and other assets	(842)	(718)	2,125
Increase in income tax receivables	(1)	-	-
Decrease (increase) in inventories, net	762	(2,912)	(7,430)
Increase in trade payables	690	7,459	882
Decrease in other accounts payable and accrued expenses	(5,824)	(5,412)	(28,361)
(Decrease) increase in income tax payables	(2,681)	9,815	275
Net cash provided by operating activities	63,919	74,877	1,152

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,025)	(3,572)	(5,984)
Investment in other intangible assets	(120)	(594)	(229)
Investment in short-term bank deposits	(10,974)	(10,000)	-
Proceeds from (investment in) restricted bank deposits	1,000	(6,250)	-
Proceeds from long-term deposits and other assets	14	70	-
Proceeds from sale of marketable securities	-	-	125
Proceeds from sale of long-lived assets	1,655	65	10,151
Net cash (used in) provided by investing activities	(13,450)	(20,281)	4,063

Cash flows from financing activities:
Proceeds from issuance of shares, net	163	34	56,499
Proceeds (repayments) of short-term bank debt, net	1,660	2,818	(6,388)
Repayment of long-term debt	(30,403)	(31,776)	(26,373)
Net cash (used in) provided by financing activities	(28,580)	(28,924)	23,738
Effect of exchange rate changes on cash and cash equivalents	2,590	(2,031)	94
Increase in cash and cash equivalents	24,479	23,641	29,047
Cash and cash equivalents at the beginning of the year	68,828	45,187	16,140
Cash and cash equivalents at the end of the year	$93,307	$68,828	$45,187

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$8,256	$12,039	$14,793
Income taxes	$11,970	$3,197	$3,644

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$755	$288	$317
Investment in intangible assets on credit	$-	$-	$14

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

The Company accounted for this transaction in accordance with FASB Subtopic ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” (formerly EITF Issue No. 00-21, “Revenue Arrangement with Multiple Deliverable”). The Company has concluded that the entire arrangement should be considered as one unit of accounting mainly because the Company could not establish fair value for all undelivered elements in the transaction. Accordingly, the total up-front consideration is being recognized as revenue over the three-year term of the arrangement. Revenue recognition is limited to cash received. In addition, the Company recorded deferred inventory cost in the amount of $2,037 related to the costs of ElixSure® products that were sold to Alterna at the outset of the agreement. The cost is amortized over the three-year term of the manufacturing and supply services under the agreements.

The Company determined that Alterna is a Variable Interest Entity (“VIE”) in accordance with FASB ASC Subtopic 810-20, “Consolidation – Control of partnerships and similar entities” (formerly Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities”). However, the Company has concluded that it is not the primary beneficiary of the VIE, therefore Alterna has not been consolidated into the Company’s results of operations. The Company concluded that the amendment to the agreements in June 2006 should not change this conclusion, primarily since the Company does not have exposure to losses from its involvement with Alterna.

e.
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

The Company used the market approach in determining the fair value of the group of assets. During 2009 and 2008, the Company recorded further impairment charges on land, building and machinery of $3,363 and $2,820, respectively.  In November 2009, the Company’s Irish subsidiary sold certain equipment, net of transaction costs, for $1,485.

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

A private corporation, TDC, owns 3.125% of the shares that have economic rights and has 50% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights. In 1993, TDC signed an agreement with the Company to assign its voting rights in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company may designate. TDC may terminate the agreement upon one year written notice. As of December 31, 2009, no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights. Since losses applicable to TDC exceeded its interest in Taro U.S.A. equity, such excess and any further losses applicable to TDC were charged against the Company as TDC has no obligation to fund such losses.  Effective January 1, 2009, the Company adopted FASB ASC Section 810-10-65,

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

“Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statements No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, and No. 164, Not-for-Profit Entities: Mergers and Acquisitions” (formerly SFAS No. 160).   This standard requires that the Company allocate  income or loss attributable to the non-controlling interest based on the respective ownership percentages.  This aspect of the standard was adopted on a prospective basis.  Had the Company continued to follow the accounting standards effective in 2008, the income attributed to Taro would have been higher by $2,728 or $0.07 per share.

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Marketable securities:

Marketable securities are comprised primarily of shares of stock in other publicly-traded companies. These marketable securities covered by FASB ASC Section 320-10-25, “Investments: Debt and Equity Securities – Overall – Recognition” (formerly Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”), were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

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

The amounts of inventory reserves recorded as cost of sales were $6,762, $5,704, and $2,403, for the years ended December 31, 2009, 2008, and 2007, respectively.

h.	Property, plant and equipment:

1.
Property, plant and equipment are stated at cost, net of accumulated depreciation. Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

2.	Interest costs are capitalized in accordance with FASB ASC Subtopic 835-20,“Interest – Capitalization of Interest” (formerly SFAS No. 34, “Capitalization of Interest Cost”).

3.	Depreciation is calculated utilizing the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

%
Buildings	2.5 - 10
Machinery and equipment	5 - 20 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

4.
The Group accounts for costs of computer software developed or obtained for internal use in accordance with FASB ASC Subtopic 350-40, “Intangibles: Goodwill and Other – Internal-Use Software” (formerly Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”).  FASB ASC Subtopic 350-40 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the years 2009 and 2008, the Group capitalized $71 and $76 of software costs, respectively. Software costs are amortized using the straight-line method over their estimated useful life of three years.

5.
On February 7, 2007, the Company, in an effort to improve liquidity, sold a car park adjacent to its Irish facility, net of transaction costs, for $4,050, and recorded a pre-tax gain on this transaction of $3,721.

i.	Lease of land from Israel Land Administration:

The Company leases land from the Israel Land Administration (“ILA”), which is accounted for pursuant to FASB ASC Subtopic 840-20, “Leases – Operating Leases” (formerly SFAS 13, “Accounting for Leases”, as amended by SFAS 98). Taro leases several parcels from the ILA. The lease period of the industrial parcel ends between 2018 and 2058. The Company has the right to extend each of the lease agreements for an additional period of 49 years. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). The ownership of the land is not transferred at the end of the lease period and there is no option to buy the land at the end of such period. The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value. Since such leases do not qualify as a capital lease, they are being accounted for as operating leases. The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

j.	Goodwill:

The Company follows the provisions of FASB ASC Subtopic 350-20, “Intangibles: Goodwill and Other – Goodwill” (formerly SFAS No. 142, “Goodwill and Other Intangible Assets”). Goodwill is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

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

The Company operates in one operating segment, comprising its only reporting unit. Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment test during the fourth fiscal quarter of each year. As of December 31, 2009 and 2008, no impairment loss had been identified.

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

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant and Equipment” (formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. In the years ended December 31, 2009 and 2008, the Company recorded $3,363 and $2,820 impairment loss, respectively, in operating expenses, primarily related to the fixed assets of its Irish facility.  No impairment loss was recorded on these assets in the year ended December 31, 2007.  See Notes 1.c, 1.d and 1.e.

l.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with FASB ASC Subtopic 505-30, “Equity – Treasury Stock” (formerly Accounting Principles Board Opinion (“APB”) No. 6, “Status of Accounting Research Bulletins”) and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method.

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

m.	Revenue recognition:

The Company recognizes revenue from product sales when title and risk of loss have transferred to its customers and when the criteria in FASB ASC Subtopic 605-15, “Revenue Recognition – Products”  (formerly the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), codified as SAB Topic 13, “Revenue Recognition” and SFAS No. 48, “Revenue Recognition When Right of Return Exists”), have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) the price to customers is fixed or determinable; (iv) collectability is reasonably assured, and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company. Depending on the terms of our customer arrangements, revenue is recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Reserves for returns, Medicaid and indirect rebates are included in current liabilities. All other sales deductions allowances are recorded as accounts receivable reserves. The reserve for returns is included in current liabilities as substantially all of these returns will not be realized until after the year-end accounts receivable balances are settled. Medicaid and indirect rebates are included in current liabilities because the Company does not have direct customer relationships with any of the payees. See Notes 4 and 12.

The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company’s products.  The Company accounts for these in accordance with FASB ASC Subtopic 605-50, “Revenue Recognition – Customer Payments and Incentives” (formerly EITF Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)”), as reductions of revenue unless the customer receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer’s purchase of the products and the fair value of the benefits can be reasonably estimated.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

With respect to revenue recognition policies in the Alterna transaction, see Note 1.d.

n.	Research and development:

Research and development expenses, net of grants received, are charged to expense as incurred.

o.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company did not earn any grants during the years ended December 31, 2009, 2008, and 2007.

p.	Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $5,505, $6,979 and $6,473 for the years ended December 31, 2009, 2008 and 2007, respectively.

q.	Income taxes:

Income taxes are accounted for in accordance with FASB ASC Topic 740, “Income Taxes” (formerly SFAS No. 109, “Accounting for Income Taxes”). FASB ASC Topic 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of December 31, 2009, management determined that it was more likely than not that the Company will benefit from the deferred tax asset in the U.S., resulting in the reversal of $76,694 of the valuation allowance against these deferred tax assets.  As of December 31, 2008, management determined that it was more likely than not that the Company will not benefit from the deferred tax asset in the U.S., resulting in a full valuation allowance against this deferred tax asset.  As of December 31, 2009 and 2008, management determined that it was more likely than not that the Company will not benefit from the deferred tax assets in the Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that the Company will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

Effective January 1, 2007, the Company adopted FASB ASC Topic 740, “Income Taxes” (formerly FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FAS 109”), which was issued in June 2006. FASB ASC Topic 740 requires that the tax effect of a position be recorded only if it is more likely than not to be sustained based solely on the tax position’s technical merits at the reporting date. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits of the tax position are recorded. The Company’s accounting policy, pursuant to the adoption of ASC 740, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions as income tax expense. See Note 17. The following table presents the impact at January 1, 2007, on the consolidated balance sheet as a result of implementing ASC 740:

Increase to short-term accrued taxes	$ 1,178
Decrease to valuation allowance	$ 6,220
Decrease to deferred tax assets	$ 6,220
Increase to accumulated deficit	$ 1,178

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

r.	Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities. These taxes are recorded on a net basis and therefore do not impact the statement of operations.

s.	Basic and diluted net income per share attributable to Taro:

Basic net income per share is calculated based on the weighted-average number of ordinary shares outstanding during each year. Diluted net income per share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year (except where anti-dilutive), in accordance with FASB ASC Topic 260, “Earnings per Share” (formerly SFAS No. 128, “Earnings per Share”).

The total weighted-average number of options excluded from the calculations of diluted net earnings per share, as a result of their anti-dilutive effect, was 956,849, 1,012,359 and 1,126,528 for the years ended December 31, 2009, 2008 and 2007, respectively.

t.	Freight and distribution costs:

In accordance with FASB ASC Subtopic 605-45, “Revenue Recognition – Principal Agent Considerations” (formerly EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”), the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $10,206, $9,420 and $9,436 for the years ended December 31, 2009, 2008 and 2007, respectively.

u.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted FASB ASC Topic 718, “Compensation: Stock Compensation” (formerly SFAS No. 123 (revised 2004), “Share-Based Payment”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. In March 2005, the SEC issued SAB No. 107 (“SAB 107”) codified as SAB Topic 14, “Share-Based Payment” relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Stock Options: The fair value of options granted under the Stock Incentive Plan in 2009, 2008 and 2007 is amortized over their vesting period on a straight-line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	2009	2008	2007
Dividend yield	0%	0%	0%
Expected volatility	44.5%	48.4%	53.1%
Risk-free interest rate	1.7%	3.1%	4.7%
Expected life of up to	6.9 years	6.9 years	6.9 years

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

The Company applies FASB ASC Subtopic 505-50, “Equity - Equity-Based Payments to Non-Employees” (formerly SFAS No. 123(R) and EITF No. 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”), with respect to options issued to non-employees. FASB ASC Subtopic 505-50 requires the use of option valuation models to measure the fair value of the options granted. Compensation expensed to non-employees was not material.

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

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. At December 31, 2009, three different customers in the United States represented approximately 15.4%, 14.9% and 13.7% of the trade accounts receivable, net. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not generally require collateral for its customers’ accounts receivable.

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

FASB ASC Topic 815, “Derivatives and Hedging” (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged. At December 31, 2009 and 2008, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change. See Note 9.

y.	Fair value measurements:

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”). FASB ASC Topic 820 provides a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs). FASB ASC Topic 820 also requires additional disclosure about fair value measurements.  The adoption of FASB ASC Topic 820 did not impact the Company’s consolidated balance sheet or consolidated statement of operations.

z.	Impact of recently issued accounting standards:

In February 2007, the FASB issued FASB ASC Topic 825, “Financial Instruments” (formerly SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”).  FASB ASC Topic 825 permits companies to value many financial instruments and certain other items at fair value.  The adoption of FASB ASC Topic 825 did not have a material impact on the consolidated financial statements.

In November 2007, the FASB issued FASB ASC Topic 808, “Collaborative Arrangements” (formerly EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property”). Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute and market a product. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other GAAP, based on analogy to authoritative accounting literature or a reasonable, rational and consistently applied accounting policy election. FASB ASC Topic 808 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. The adoption of EITF 07-1 did not have a material impact on the Company’s consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In December 2007, the FASB issued FASB ASC Topic 805, “Business Combinations” (formerly “ SFAS No. 141 (revised 2007) “Business Combinations”). FASB ASC Topic 805 will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will generally be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted.  The impact of the adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued FASB ASC Section 810-10-65, “Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statements No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, and No. 164, Not-for-Profit Entities: Mergers and Acquisitions” (formerly “SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51”). FASB ASC 810-10-65 establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted.  The adoption of FASB ASC 810-10-65 resulted in the presentation of non-controlling interest in the accompanying consolidated financial statements.

In February 2008, the FASB issued FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (formerly FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”). Collectively, the Staff Positions defer the effective date of FASB ASC Topic 820 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of FASB ASC Topic 820. The adoption of FASB ASC Topic 820 did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued FASB ASC Section 815-10-50, “Derivatives and Hedging – Overall – Disclosure” (formerly “ SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB No. 133”). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2008, the FASB ratified the consensus reached on FASB ASC Subtopic 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (formerly EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”).  FASB ASC 815-40-15 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Early adoption is not permitted.  The impact of the adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued FASB ASC Topic 855, “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). FASB ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur between the balance sheet date and the date financial statements are issued or are available to be issued. This statement is effective for interim or annual periods ending after June 15, 2009. The adoption of FASB ASC Topic 855 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In June 2009, the FASB issued FASB ASC Paragraph 810-10-65-2, “Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)” (formerly SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R) ”), which amends existing accounting rules for consolidation of variable interest entities. Under SFAS 167, the primary beneficiary of a variable interest entity is determined by a qualitative rather than a quantitative test previously required under FIN 46 (R). In addition, SFAS 167 requires an ongoing assessment of whether an entity is a primary beneficiary of a variable interest entity, and additional disclosure. SFAS 167 is effective at the beginning of the first annual reporting period that begins after November 15, 2009. SFAS 167 will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In December 2010, the FASB also issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force).”  This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.  ASU 2010-29 affects the disclosure of business combinations occurring on or after January 1, 2011.  Currently, Taro is not involved in any business combinations which would require this disclosure.

NOTE 3: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	December 31,
	2009	2008
Trade accounts receivable, gross	$117,122	$126,668

Reserves for sales deductions:
Chargebacks	(19,360)	(23,904)
Customer rebates	(16,356)	(17,544)
Other sales deductions	(19,216)	(22,492)
Allowance for doubtful accounts	(547)	(630)
Trade accounts receivable, net	$61,643	$62,098

b.	Other receivables, prepaid expenses and other:

	December 31,
	2009	2008
Prepaid expenses	$7,736	$6,277
Deferred income taxes (1)	32,069	3,815
Government authorities	2,098	1,343
Advances to suppliers	2,189	473
Derivative instruments	917	299
Receivable related to class action lawsuit (2)	-	7,000
Other	594	398
	$45,603	$19,605

(1)	See Note 2.q.

(2)	See Note 15.c.4.iii.

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

The Company’s product returns reserve at December 31, 2009 and 2008 and related statement of operations impact for the years then ended, considered actual product returns experienced subsequent to the balance sheet dates to validate the product returns reserve estimate based on the methodology described above.

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

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information. Based on the Company’s historical experience, substantially all claims for rebates and other sales deductions are received within 24 months. At December 31, 2009 and 2008, and for the years then ended, the Company considered subsequent actual claims submitted by its customers in determining the Company’s reserves and related statements of operations impact for rebates and other sales deductions.

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

The following tables summarize the activities for sales deductions and product returns for the years ended December 31, 2009 and 2008:

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 5: — INVENTORIES

	December 31,
	2009	2008
Raw and packaging materials	$22,385	$19,768
Finished goods	26,457	23,927
Work in progress	14,872	17,842
Purchased products for commercial purposes and other	4,263	4,562
	$67,977	$66,099

As of December 31, 2009 and 2008, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $12,006 and $15,726, respectively.

As for pledges, see Note 14.

NOTE 6: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	December 31,
	2009	2008
Cost:
Land	$12,411	$12,090
Buildings	140,068	158,570
Leasehold improvements	3,186	3,010
Machinery and equipment	144,111	145,212
Computer equipment	31,610	30,339
Motor vehicles	303	304
Furniture, fixtures and office equipment	8,787	8,402
Advances for property and equipment	489	160
	340,965	358,087
Accumulated depreciation and impairment charges:
Buildings	$33,771	$47,177
Leasehold improvements	3,021	2,709
Machinery and equipment	91,495	86,647
Computer equipment	29,611	28,645
Motor vehicles	288	284
Furniture, fixtures and office equipment	6,611	6,082
	164,797	171,544
Depreciated cost	$176,168	$186,543

Depreciation expenses were $15,530, $18,374, and $19,874 for the years ended December 31, 2009, 2008 and 2007, respectively. For related impairment charges, see Note 2.k.

b.
Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,826 as of December 31, 2009 and 2008. Capitalized interest and other costs were $71, $76, and $56 for the years ended December 31, 2009, 2008 and 2007, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,634 and $4,507 as of December 31, 2009 and 2008, respectively.

d.	As for pledges – see Note 14.

NOTE 7: —INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	December 31,
	2009	2008
Cost:
Product rights	$68,382	$67,958
Deferred charges in respect of loans and bonds from institutional investors	1,304	1,277
Other deferred costs	1,541	1,541
	71,227	70,776
Accumulated amortization and impairment charges:
Product rights	47,593	44,338
Deferred charges in respect of loans and bonds from institutional investors	1,276	1,226
Other deferred costs	1,475	1,456
	50,344	47,020
Amortized cost	$20,883	$23,756

b.	Amortization expenses related to product rights were $2,915, $2,813 and $2,740 for the years ended December 31, 2009, 2008 and 2007, respectively.

c.	As of December 31, 2010, the estimated amortization expense of product rights for 2010 to 2014 is as follows: 2010 - $2,819; 2011 - $2,777; 2012 - $2,604; 2013 - $2,564; 2014 - $2,328.

d.	The weighted-average amortization period for product rights is approximately 8 years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	December 31,
	2009	2008
Prepayment of land leased from Israel Land Administration (1)	$14,774	$14,838
Restricted bank deposits (2)	5,250	6,250
Derivative instruments (3)	4,077	1,470
Severance pay fund (4)	5,480	4,221
Employee escrow (5)	1,947	967
Other	21	110
	$31,549	$27,856

(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid (see Note 2.i).

(2)	Amount represents restricted bank deposits pursuant to an interest rate swap agreement associated with loan agreements in Israel (see Note 9).

(3)	See Note 9.

(4)
Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations (see Note 12.b).

(5)	In 2008, the Company established an escrow account for certain deferred payments to the Company’s General Manager following a change in control.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $1,018, $903 and $910 for the years-ended December 31, 2009, 2008 and 2007, respectively.

	December 31,
	2009	2008	2007
Pension, retirement savings and severance expenses	$4,047	$4,928	$3,902

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

In June 2005, the Company entered into a mortgage agreement for its New Jersey facility. Subsequently, in September 2005, the Company entered into an interest rate swap to mitigate variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 4.66%. In November 2008, the Company paid $344 to terminate the swap and recorded a $190 loss within financial expenses, net for year ended December 31, 2008. The Company recorded an unrealized (loss) gain of ($291) within financial expenses, net for the year ended December 31, 2007.  The swap was terminated on November 28, 2008.  See Note 13.a.4.

In September 2005, the Company also entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%. At December 31, 2009 and 2008, the fair market value of the swap was a $852 liability and $1,647 liability, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized gain (loss) of $795, ($1,379) and ($446) within financial expenses, net for the years ended December 31, 2009, 2008 and 2007, respectively (see Note 13.a.5).

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Year	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
2008	3.80%	2.33%	-1.14%	23.93%	3.80	1.22
2009	3.91%	0.26%	-0.71%	-14.54%	3.78	1.05

(1)	Per Bank of Israel

(2)	Statistics of Canada

From July 1999 to November 2000, the Company issued $24,000 of CPI plus 8.25% bonds denominated in NIS with terms of 10 years.  At the same time, the Company entered into 9-10 year cross-currency swaps in which the Company receives CPI plus 6% to 8.25% in NIS and pays LIBOR plus 0.6% to 3.3% in USD based on the outstanding amount of the bonds. At December 31, 2009, the fair market value of these swaps was a $330 asset and was recorded in other receivables, prepaid expenses and other.  At December 31, 2008, the fair market value of these swaps was a $513 asset and was recorded in other receivables, prepaid expenses and other ($278 short-term portion) and long-term receivables and other assets ($235 long-term portion). For the years ended December 31, 2009, 2008, and 2007, net gains of approximately $251, $556 and $883 were recorded within financial expenses, net for these swaps.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%. At the same time the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,190 plus a fixed rate of 5.9%. This swap matured on November 28, 2008 and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap.  According to this swap agreement, the Company will receive NIS 201,270 in six annual payments (equivalent of the remaining debt balance as of November 28, 2008), which is linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance.  The Company is required to pay $51,344 plus a fixed rate of 6.59%.  At December 31, 2009, the fair market value of the swap was $4,649 comprised of a $572 asset (recorded in other receivables, prepaid expenses and other) and a $4,077 asset (recorded in long-term receivables and other assets).  At December 31, 2008, the fair market value of the swap was $1,013 comprised of a $1,235 asset (recorded in long-term receivables and other assets) offset by a $222 payable (recorded in other current liabilities).  The Company recorded net gains of $3,708, $2,412 and $7,597 within financial expenses, net for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 10: — FAIR VALUE MEASUREMENTS

As described in Note 2, the Company adopted ASC Topic 820 (formerly SFAS 157) as of January 1, 2008.  FASB ASC Topic 820 defines fair value as the price that would be received for an asset or paid to transfer a liability, from a selling party’s perspective, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.   ASC Topic 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008 were as follows:

	December 31, 2009
	Quoted Market Prices	Significant Other	Significant Unobservable
	of Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Assets
Cross-currency swaps	$-	$4,979	$-
Liabilties	$-	$-	$-

	December 31, 2008
	Quoted Market Prices	Significant Other	Significant Unobservable
	of Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Assets
Cross-currency swaps	$-	$1,748	$-
Liabilties
Interest rate swap	$-	$1,647	$-
Cross-currency swaps	$-	$222	$-
	$-	$1,869	$-

NOTE 11: — SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted -
	average
	interest rate		Amount
	December 31,		December 31,
	2009	2008	2009	2008
Short-term bank credit and short-term loans:
In, or linked to, U.S. dollars (1) (2) (3) (4)	3.47%	4.18%	$76,656	$81,886
In NIS (5)	4.47%	5.25%	8,212	6,465
In Canadian dollars (6) (7)	3.18%	4.35%	11,222	11,765
			96,090	100,116
Reclass from long-term debt, included in the above amounts (8)			22,846	29,352
Total utilized credit lines and short-term loans			$73,244	$70,764
Total authorized credit lines and short-term loans			$74,681	$72,748
Unutilized credit lines			$1,437	$1,984
Weighted-average interest rates at the end of the year for all loans	3.53%	4.27%

(1)
Includes $28,100 of outstanding debt under a $40,000 Taro U.S.A. credit facility at December 31, 2009 and 2008. This credit facility bears interest at a rate of LIBOR plus 3.25% and is secured by a first lien on Taro U.S.A.’s accounts receivable, inventory and all products and proceeds thereof.  On October 5, 2010, the Company retired the $28,100 of outstanding debt and $264 of accrued interest.  The bank has no further right to any of the Company’s assets as collateral since the facility was cancelled.

(2)
Includes $9,750 of outstanding debt under a $10,000 Taro U.S.A. credit facility at December 31, 2009 and 2008. The Company entered into a letter agreement with this financial institution as described in Note 13.a.3.  On October 28, 2010, the Company retired the $9,750 of outstanding debt and $109 of accrued interest.  The bank has no further right to any of the Company’s assets as collateral since the facility was cancelled.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

(3)	Includes $21,026 and $23,250 of outstanding debt under the Company’s credit facilities in Israel at December 31, 2009 and 2008, respectively. See Note 13.a.3 for a description of the covenants.

(4)	Includes $17,780 and $20,786 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2009 and 2008, respectively.

(5)
Represents outstanding debt, in Israel, under the Company’s credit facilities of $8,212 and $4,734 and a reclassification from long-term debt of $0 and $1,731 at December 31, 2009 and 2008, respectively.  See Note 13.a.3 for a description of the covenants.

(6)
Includes $6,156 and $4,930 of outstanding debt at December 31, 2009 and 2008, respectively, under a demand revolving line of credit to Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary. The amount available under this line of credit was $7,612 and $6,568 at December 31, 2009 and 2008, respectively. This facility is secured by a general security agreement over the Canadian subsidiary’s assets.  In addition, the agreement provides the lending institution a second lien on real property and other capital assets in Canada, and the United States.  On November 1, 2010, the Company retired the remaining balance of this debt of $5,710 and paid $11 of accrued interest and a $171 prepayment fee.  The bank has no further right to any of the Company’s assets as collateral.

(7)	Includes $5,067 and $6,835 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2009 and 2008, respectively.

(8)	Represents long-term debt classified as short-term debt due to covenant defaults described in Notes 13.a.1, 13.a.4 and 13.a.6.

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	December 31,
	2009	2008
Returns reserve	$22,514	$22,279
Due to customers (1)	1,849	1,377
Employees and payroll accruals	11,783	11,978
Medicaid and indirect rebates	13,415	8,320
Accrued income taxes	15,854	17,581
Class action lawsuit (Note 15.c.4.iii.)	-	10,000
Legal and audit fees	3,137	2,569
Accrued expenses	5,737	5,341
Interest payable	841	841
Derivative instruments	17	433
Deferred taxes	311	561
Other	1,605	2,242
	$77,063	$83,522

(1)	Amount due to customers in excess of their outstanding balance as a result of chargebacks, rebates and other deductions.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	Other long-term liabilities:

	December 31,
	2009	2008
Accrued severance pay	$6,357	$5,632
Interest rate swap	852	1,647
Accrued taxes	382	382
Grant from Irish government	-	5
	$7,591	$7,666

NOTE 13: — LONG-TERM DEBT

a.	Composed as follows:

	December 31,
	2009	2008
Loans from institutional investors and bonds (1)	$1,960	$5,322
Loans from institutional investors and bonds (2)	59,975	79,171
Term loan from Canadian bank (3)	7,921	9,298
Mortgage for U.S. distribution facility (4) (5)	10,793	12,993
Mortgage for U.S. headquarters facility (5)	9,854	10,475
	90,503	117,259
Less: current maturities	29,277	29,888
Less: long-term debt reclassified as short-term loans (1, 3, 5)	22,846	29,352
	$38,380	$58,019

1.
In 1999 and 2000, the Company entered into a series of debenture and loan agreements in Israel, secured by a floating charge on substantially all of its property, assets and rights. The debentures were issued in separate tranches during 1999 and 2000 for a term of 10 years, with the last tranche maturing in November 2010; most of the loan balance at December 31, 2009 and 2008 was linked to Israeli CPI plus 8.25%. Under the debentures, Taro provided certain undertakings that, among other things, as long as the loan is outstanding, (i) the ratio between long-term liabilities and shareholders’ equity shall not exceed two and the current ratio (defined as current assets divided by current liabilities) shall not be less than one and (ii) the ratio of current assets and liabilities shall not exceed one. Such ratios are based on the Company’s audited financial statements. As of December 31, 2009 and 2008, the Company was current with its payment obligations but not in compliance with other covenants. Since the Company was not in compliance with certain covenants as described above and since according to the provisions of the agreements, the lenders have the right to accelerate the obligations after notice and opportunity to cure, the Company has reclassified the long-term portion of its long-term debt to these lenders in the amount of $0 and $1,870, to short-term loans at December 31, 2009 and 2008, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

3.
During 2004, Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary, refinanced its mortgage payable and its plant expansion term loans with a new term loan. The new term loan was collateralized by a first lien on the Canadian subsidiary’s land, buildings and certain manufacturing equipment, a lien covering all other assets, subject to prior liens indicated in Note 11 above, and a subordinated lien on the buildings and land securing the mortgage loans described in (5) below, as well as certain equipment of Taro U.S.A. Taro U.S.A. and two of its subsidiaries have provided guarantees to the lender for the full amount of the loan. The Canadian subsidiary provided undertakings in the relevant loan documentation that include certain (i) financial covenants, requiring the Canadian subsidiary to maintain a maximum ratio of debt to tangible net worth of 1.60:1 and a ratio of current assets to current liabilities of 1.5:1 or more and (ii) financial reporting covenants relating to the Company and certain subsidiaries, including the Canadian subsidiary. Since the Canadian subsidiary was not in compliance with certain covenants as described above, and in accordance with the agreement, the bank has the right to accelerate its obligation. The Company has reclassified the long-term portion of its long-term debt to this bank in the amount of $5,067 and $6,835, as short-term loans at December 31, 2009 and 2008, respectively.  On November 1, 2010, the Company retired the remaining balance of this debt of $5,710 and paid $11 of accrued interest and a $171 prepayment fee. The bank has no further right to any of the Company’s assets as collateral.

4.
On January 8, 2004, Taro U.S.A. expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro acquired the facility for $18,433, of which, $13,200 was financed by a mortgage. This facility is subject to depreciation on a straight-line basis over a 40 year period.  The mortgage on the New Jersey facility was $10,793 and $12,993, as of December 31, 2009 and December 31, 2008, was for an original term of seven years, bearing interest at the rate of LIBOR plus 1.85% and has certain financial and reporting covenants. The interest rate of the mortgage was effectively fixed at 4.66%, as the Company had an interest rate swap in place through November 28, 2008. On November 28, 2008, the principal amount of this mortgage was increased $4,743 to $12,993, and the interest rate swap was terminated.

5.
In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey. The Company guaranteed these obligations. The Canadian bank described in (3) above has a subordinated security position in the facilities which are the subject of the mortgages. Effective November 1, 2010, the bank has no further right to any of the Company’s assets as collateral.  The mortgage on the New York facility was $9,854 and $10,475, as of December 31, 2009 and 2008, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90. At December 31, 2009 and 2008, the debt service coverage ratio was 2.05 and 2.00, respectively. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage. Since the Company, with respect to each mortgage referenced above, was not in compliance with certain covenants and because each lender has the right to accelerate its obligations, the Company has reclassified the long-term portion of each mortgage, in the amount of $17,780 and $20,647, respectively, as short-term loans at December 31, 2009 and 2008, respectively.

As discussed above, part of the undertakings also include financial reporting obligations that have not been met as a result of the delayed filing of the Company’s Annual Reports on Form 20-F for the years 2008 and 2009. The Company is also not in compliance with certain financial, reporting, and administrative covenants. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach or default of covenants included in other agreements. As a result, even though the Company has been current in its payment obligations, the loans, except the one described in Note 13.a.2 above, are callable by the lenders until the Company is in compliance with its Form 20-F filing requirements as well as with all covenants. In addition, the covenants and undertakings described above restrict the Company’s ability to incur additional debt.

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

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted-Average Interest Rate		Amount
	December 31,		December 31,
	2009	2008	2009	2008
In, or linked to, U.S. dollars (1)	3.25%	4.42%	$34,905	$50,506
In Canadian dollars (subject to variable interest rates)	3.40%	4.42%	7,921	9,298
In Israeli currency – linked to CPI	5.89%	6.01%	47,677	57,455
			$90,503	$117,259

(1)
Includes loans in the amount of $23,898 and $30,178 as of December 31, 2009 and 2008, respectively, which are subject to variable interest rates linked to LIBOR. The remaining outstanding debt is subject to fixed interest rates.

c.	The debt matures as follows:

December 31,
2009
2010	$29,277
2011	15,352
2012	18,947
2013	10,389
2014	10,439
Thereafter	6,099
$90,503

As of the date of these financial statements, the Company has met all of its scheduled debt obligations, however, has not been in compliance with certain financial and other covenants as described above.

For collateral, see Note 14.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	December 31,
	2009	2008
Short-term bank credit and short-term loans (1)	$34,256	$33,030
Long-term debt (including current maturities) (2)	$30,529	$38,088

(1)
Short-term bank credits and short-term loans primarily include $28,100 of debt secured by accounts receivable, inventory and all products and proceeds thereof of Taro U.S.A. at December 31, 2009 and 2008.  On October 28, 2010, the Company retired the $28,100 outstanding debt principal and $264 of accrued interest.

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
Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2013. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December 31,
2009
2010	$1,978
2011	785
2012	333
2013	6
Thereafter	-
$3,102

Total rent expenses were $2,920, $3,323 and $3,562 for the years ended December 31, 2009, 2008 and 2007, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3% to 5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Commencing in 1999, grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars). As of December 31, 2009 and 2008, the aggregate contingent liability to the OCS was approximately $12,117 and $12,274, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Royalty payments to the OCS were $756, $588 and $485 for the years ended December 31, 2009, 2008 and 2007, respectively.

c.	Legal proceedings:

From time to time the Company is subject to litigation arising in the ordinary course of business. Except for the accruals with respect to the Zwickel case (see c.4.iii below) and the Israeli taxation cases (see c.3 below), no accruals for any lawsuits, to which the Company is party, are required in the financial statements. Additionally, the Company is party to certain lawsuits disclosed herein, whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

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

On May 14, 2009, Sun and Alkaloida brought a lawsuit against the Company and its directors at the time (including Mr. Ben Hod and Mr. Haim Fainaro, who served as the Company’s statutory external directors until July and August 2009, respectively, but were struck as respondents from the lawsuit on May 5, 2010) in the District Court related to the issuance of audited financial statements for the years 2006 and thereafter.  On October 6, 2010, Sun and Alkoloida moved to dismiss all claims against all defendants.  The Court dismissed all claims on October 10, 2010.

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

ii.
On December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003. The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is more likely than not (see Note 17).

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

4.	Other Legal Actions:

i.
On November 10, 2004, the Company was sued in the Superior Court of New Jersey in Atlantic County along with defendants Wyeth, Inc. (and associated entities), Upsher-Smith Laboratories, Sandoz, Inc. (and its foreign affiliate), Par Pharmaceutical Companies, Inc., Alphapharm Party Ltd., Eon Labs, Ben Venue Laboratories and unnamed John Doe entities. This was a purported class action lawsuit seeking relief related to defendants’ sale of amiodarone, which plaintiffs alleged was unsafe. Plaintiffs sought damages for alleged personal injuries. The plaintiffs alleged that all defendants improperly marketed amiodarone. The Company denied any marketing of amiodarone as alleged by plaintiffs.  On June 9, 2010, the class action case was dismissed with prejudice, subject to a window of 150 days within which individual claimants could file individual lawsuits.  Only one individual suit was commenced against the Company prior to the expiration of the tolling period.  In early 2011, an agreement to resolve this matter was reached.  This agreement will have no material impact on the Company’s financial position.

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

iv.
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

d.
In 2003, the Company and its Irish subsidiary entered into an agreement with a government agency in Ireland to receive grants for the development and provision of employment for a manufacturing facility in Ireland. The obligation to repay these grants terminated in 2008 and 2009, subject to the continued operation and control by the Company’s Irish subsidiary. The grants, or portions thereof, may be revoked if jobs related to the grants remain vacant for a period in excess of six calendar months. As of December 31, 2009 and 2008, the balance of grants received was $0 and $5, respectively, and is included in other long-term liabilities. Subsequent to the balance sheet date, the Company fulfilled all of its obligations under the terms of the grant agreement and earned the full benefit of the grant. This grant was amortized as earned by the Company.

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

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant. As of December 31, 2009, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share. As of December 31, 2009 and 2008, an aggregate of 38,575 and 82,575 options in respect of the 1991 plan were outstanding and no further options in respect of the 1991 plan are available for future grants, respectively. The Company issues new shares to employees and associates exercising their stock options.

2.
The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000. As of December 31, 2009, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2009 and 2008, an aggregate of 960,330 and 1,051,130 options in respect of the 1999 plan were outstanding, respectively, and as of March 10, 2009, no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

4.	A summary of the Company’s stock option activity (except options to non-employees) and related information for the year ended December 31, 2009 is as follows:

			Weighted-
			average	Weighted-
	Number of	Exercise	exercise	average remaining	Aggregate
	options	price	price	contractual terms	intrinsic value
		$	$	(in years)
Outstanding at December 31, 2008	1,133,705	$2.38 - $69.26	$24.86
Exercised	(49,000)	$2.80-$4.63	$3.32
Forfeited	(105,800)	$7.66 - $69.26	$19.41
Granted	20,000	$9.50	$9.50
Outstanding at December 31, 2009	998,905	$2.38 - $68.51	$26.18	3.62	$361
Exercisable at December 31, 2009	874,055		$27.67	3.28	$357
Vested and expected to vest at December 31, 2009	540,732		$24.30	3.33	$282

There were 49,000 options exercised in the year ended December 31, 2009.    Total intrinsic value of options exercised for the year ended December 31, 2009 was approximately $261.  There were no options exercised in the year ended December 31, 2008.

As of December 31, 2009, there was $380 of unrecognized compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan. The unrecognized cost is expected to be recognized over a weighted-average period of 0.92 years for the year ended December 31, 2009.  For the years ended December 31, 2009, 2008 and 2007 the Company recognized $307, $322 and $284, respectively, in stock-based compensation expense.

The number of options exercisable as of December 31, 2009, 2008 and 2007 are 874,055, 906,905 and 863,455, respectively. The weighted-average exercise prices for the options exercisable as of December 31, 2009, 2008 and 2007 are $27.67, $26.56 and $26.83, respectively.

The stock options outstanding and exercisable as of December 31, 2009 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
		Weighted-
	Outstanding	average	Weighted-	Exercisable	Weighted-
Range of	as of	remaining	average	as of	average
exercise	December 31,	contractual	exercise	December 31,	exercise
price	2009	life	price	2009	price
		(in years)	$		$
$2.38 – $10.00	72,325	0.67	$3.89	68,325	$3.66
$10.01 – $20.00	309,450	3.95	$13.51	202,400	$13.19
$20.01 – $30.00	215,400	4.34	$24.46	215,400	$24.46
$30.01 – $40.00	275,880	3.32	$33.37	262,080	$33.49
$40.01 – $68.51	125,850	3.92	$57.34	125,850	$57.34
	998,905	3.62	$26.18	874,055	$27.67

5.	The weighted-average price and fair values for options granted were:

	Granted below market price			Granted equal to market price
	Year ended December 31,			Year ended December 31,
	2009	2008	2007	2009	2008	2007
Weighted-average exercise price	$0.00	$0.00	$0.00	$9.50	$7.70	$6.75
Weighted-average fair value on the date of grant	$0.00	$0.00	$0.00	$9.02	$4.10	$4.00

6.	There were 28,000 stock options exercised by non-employees, at an exercise price of $3.39 per share, during the year ended December 31, 2009.

TARO PHARMACEUTICAL INDUSTRIES LTD.

d.	Dividends:

The Company may declare and pay dividends from retained earnings (as for restrictions on dividend distribution, see Note 17.d).

e.	Net income per share:

	Year ended December 31, 2009			Year ended December 31, 2008			Year ended December 31, 2007
	Net income		Per	Net income		Per	Net income		Per
	attributable to Taro	Shares	Share	attributable to Taro	Shares	Share	attributable to Taro	Shares	Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount

Basic EPS:	$114,023	39,232,270	$2.91	$30,521	39,200,342	$0.78	$34,336	34,724,702	$0.99

Effect of dilutive securities:
Stock options	-	55,141	-	-	76,399	-	-	78,496	-
Sun Stock Warrants	-	1,280,436	-	-	1,146,060	-	-	411,439	-
Diluted EPS:	$114,023	40,567,847	$2.81	$30,521	40,422,801	$0.76	$34,336	35,214,637	$0.98

f.	2000 Employee Stock Purchase Plan:

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

The amounts of consideration received from participating employees for the years ended December 31, 2008 and 2007 were $35 and $55, respectively.  As noted above, this plan was terminated during 2008.

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

2.
On July 14, 2009, the Knesset approved new legislative Amendments to implement the economic program for 2009 - 2010), which states, among other things, the further gradual reduction of corporate tax rate in Israel to the following tax rates: in 2009 – 26%, in 2010 – 25%, in 2011 – 24%, in 2012 – 23%, in 2013 – 22%, in 2014 – 21%, in 2015 – 20% and in 2016 and thereafter – 18%.

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

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2009, management believes that the Company is meeting all of the aforementioned requirements.

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

For 2009, income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 26% (see b above).

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

f.	Income before income taxes comprises of the following:

	Year ended December 31,
	2009	2008	2007

Domestic (Israel)	$35,836	$23,605	$20,728
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	11,258	20,457	19,820
	$47,094	$44,062	$40,548

g.	Taxes on income comprise of the following:

	Year ended December 31,
	2009	2008	2007

Current taxes	$8,534	$13,656	$4,015
Deferred income taxes	(78,191)	(115)	2,197
	$(69,657)	$13,541	$6,212

Domestic	$6,609	$2,726	$3,049
Foreign	(76,266)	10,815	3,163
	$(69,657)	$13,541	$6,212

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $1,369 and $1,327 for the years ended December 31, 2009 and 2008, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

	Year ended December 31,
	2009	2008	2007

Income before income taxes	$47,094	$44,062	$40,548
Statutory tax rate	26%	27%	29%
Theoretical tax	$12,244	$11,897	$11,759

Deferred tax in respect of losses for which valuation allowance was provided	3,000	915	2,462
Tax (benefit) in respect to prior years	280	21	(601)
“Approved Enterprise” benefit (1)	(5,332)	(5,053)	(4,353)
Effect of different tax rates in other countries	186	5,871	768
Non-deductible expenses	2,609	4,373	3,480
Canadian tax benefits in respect of research and development expenses	(1,369)	(1,099)	(865)
Utilization of net operating losses	(2,969)	(15,187)	(6,452)
Deferred tax asset on temporary differences for which a valuation allowance was provided	(1,693)	12,010	(907)
Reversal of valuation allowance against deferred tax assets in the U.S.	(76,694)	-	-
Interest and penalties on tax liabilities	-	-	172
Other	81	(207)	749
Income taxes in the Statements of Operations	$(69,657)	$13,541	$6,212

(1)	Per share tax benefit resulting from the income exemption:

	Year ended December 31,
	2009	2008	2007

Basic	$0.14	$0.13	$0.13
Diluted	$0.13	$0.13	$0.12

i.	Current taxes are calculated at the following rates:

	Year ended December 31,
	2009	2008	2007

On Israeli operations (not including “Approved Enterprise”)	26.0%	27.0%	29.0%
On U.S. operations *)	35.0%	35.0%	34.0%
On Canadian operations *)	33.0%	33.5%	36.1%
On U.K. operations *)	28.0%	28.5%	30.0%
On Ireland operations *)	12.5%	12.5%	12.5%

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

	December 31,
	2009	2008
Deferred tax assets:
Net operating loss carryforward	$44,123	$44,994
Deferred revenue	2,029	2,085
Property, plant, and equipment	1,749	2,381
Accrued expenses	33,261	32,241
Bad debt allowance	83	112
Amortization and impairment	8,908	8,638
Other, net	5,977	6,920
Total deferred tax assets	96,130	97,371
Valuation allowance for deferred tax assets	(13,542)	(92,460)
Net deferred tax assets	82,588	4,911
Deferred tax liabilities:
Property, plant, and equipment	(3,238)	(2,775)
Amortization	(10)	(34)
Other, net	(875)	(1,545)
Total deferred tax liabilities	(4,123)	(4,354)
Net deferred tax assets (liabilities)	$78,465	$557
Domestic	$3,847	$2,241
Foreign	74,618	(1,684)
	$78,465	$557

The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2009	2008
Among current assets (“other receivables, prepaid expenses and other”)	$32,069	$3,815
Long-term deferred income tax assets	50,520	1,096
Among short-term liabilities	(311)	(561)
Among long-term liabilities	(3,813)	(3,793)
	$78,465	$557

k.	Carryforward tax losses:

1.	The Company:

As of December 31, 2009, one of the Israeli subsidiaries has carryforward tax losses in the amount of $569.

2.	Canadian subsidiary:

As of December 31, 2009, this subsidiary has no carryforward tax losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

3.	U.K. subsidiary:

As of December 31, 2009, this subsidiary has carryforward tax losses of $10,802, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.q, there is a full valuation allowance provided against these losses.

4.	Irish subsidiary:

As of December 31, 2009, this subsidiary has carryforward tax losses of $65,617. Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines. As discussed in Note 2.q., a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of December 31, 2009, this subsidiary has carryforward tax losses of $105,424 resulting from prior years U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares. These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 through 2026. The Company estimates that it will utilize $8,900 of such losses on its adjusted 2009 tax returns and estimates that it will utilize $40,000 on its 2010 tax returns.  The Company’s U.S. subsidiary has been examined by the U.S. tax authorities through 2008; however due to the fact that the U.S. subsidiary has a net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities  only to the extent of the amount of the net operating loss carryforward.  As long as these net operating losses are available, the Company believes its U.S. subsidiary will not have significant tax assessments as a result of the examination.  As discussed in Note 2.q, the Company reversed $76,694 of the valuation allowance in 2009.

6.	Hungarian subsidiary:

As of December 31, 2009, this subsidiary has carryforward tax losses of $610, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.q, there is a full valuation allowance provided against these losses.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

m.
At December 31, 2009, deferred income taxes were not provided for on a cumulative total of $103,994 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed. Taro Canada intends to invest these earnings indefinitely in its operations.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company completed its tax assessments for domestic issues with the Canadian tax authorities for the years through 2003, and for international tax considerations for years through 1998. The Company’s tax provision was adequate to satisfy these assessments. The Company remains subject to examination by the Canadian tax authorities for domestic issues for years 2004 and onward and for international issues for year 1999 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

p.	Uncertain tax positions:

The Company adopted FIN 48 effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.q).

	December 31,
	2009	2008
Unrecognized tax benefits balance at beginning of year	$17,626	$14,599
Increases as a result of positions taken in prior period	673	1,031
Decreases as a result of positions taken in prior period	(109)	(1,313)
Increases as a result of positions taken in current period	2,736	3,309
Decrease due to expiration of statute of limitations	(965)	-
Unrecognized tax benefits at end of year	$19,961	$17,626

The total amount of interest and penalties recognized on the consolidated statement of operations for the years ended December 31, 2009 and 2008 were $554 and $922, respectively. The total amount of interest and penalties recognized on the consolidated balance sheet at December 31, 2009 and 2008 were $2,459 and $1,836, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $19,961 and $10,632 at December 31, 2009 and 2008, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

	Year Ended December 31,
	2009	2008	2007
Sales by location of customers :
Israel	$21,373	$22,194	$17,362
Canada	32,775	36,301	34,913
U.S.A.	278,301	255,531	258,519
Other	25,194	15,010	8,760
	$357,643	$329,036	$319,554
Selling, marketing, general and administrative expenses:
Selling and marketing	$36,624	$35,330	$32,257
Advertising	5,505	6,979	6,473
General and administrative *	60,073	56,716	58,544
	$102,202	$99,025	$97,274
* Including provision for doubtful accounts	$75	$286	$(23)

Financial expenses:
Interest and exchange differences on long-term liabilities	$4,608	$13,064	$9,313
Income in respect of deposits	(1,473)	(750)	(1,162)
Expenses in respect of short-term credit	2,792	4,060	6,339
Foreign currency transaction losses (gains)	10,600	(15,579)	8,326
	$16,527	$795	$22,816

NOTE 19: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments” (formerly SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”).

		Israel	Canada*	U.S.A.	Other	Consolidated
	Year ended December 31, 2009 and as of
	December 31, 2009:
	Sales to unaffiliated customers **	$21,373	$32,775	$278,301	$25,194	$357,643
	Long-lived assets ***	$104,877	$49,530	$42,283	$7,626	$204,316
	Year ended December 31, 2008 and as of
	December 31, 2008:
	Sales to unaffiliated customers **	$22,194	$36,301	$255,531	$15,010	$329,036
	Long-lived assets ***	$110,671	$49,656	$43,998	$13,191	$217,516
	Year ended December 31, 2007 and as of
	December 31, 2007:
	Sales to unaffiliated customers **	$17,362	$34,913	$258,519	$8,760	$319,554
	Long-lived assets ***	$117,339	$62,757	$46,860	$18,628	$245,584

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer's location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.

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

c.	Sales by therapeutic category, as a percentage of total sales for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
Category	2009	2008	2007
	%
Dermatological and topical	57	67	67
Cardiovascular	15	12	12
Anti-inflammatory	5	5	7
Neuropsychiatric	16	8	9
Other	7	8	5
Total	100	100	100

NOTE 20: — SUBSEQUENT EVENTS

a.	Licensing Agreements:

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

b.	Major Shareholder Transactions:

1.	For a detailed description of major shareholder transactions, see Note 1.b.

c.	Other:

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

e.
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

f.	Stock options:

Between January 1, 2010 and May 25, 2011 no stock options were granted to the Company’s directors.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Inventory Obsolescence

		Additions —	Foreign
	Balance at	Charged to	currency	Deductions —
	beginning of	costs and	translation	Write-offs of	Balance at end of
Year	period	expenses	adjustments	Inventory	period
2009	$15,726	$6,762	$441	$(10,923)	$12,006
2008	$12,435	$5,704	$(614)	$(1,799)	$15,726
2007	$14,287	$2,403	$574	$(4,829)	$12,435

Allowance for Doubtful Accounts

		Additions —
	Balance at	Charged to
	beginning of	costs and	Deductions —	Balance at end of
Year	period	expenses	Write-offs	period
2009	$630	$75	$(158)	$547
2008	$741	$286	$(397)	$630
2007	$2,159	$(23)	$(1,395)	$741

S-1