Form 20-F/A
period 2010-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2012-01-10
CIK 906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

ii

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

iii

TABLE OF CONTENTS

Item	Page
EXPLANATORY NOTE	1
PART III	1
ITEM 18. FINANCIAL STATEMENTS	1
ITEM 19. EXHIBITS	1

Explanatory Note

Taro Pharmaceutical Industries Ltd. (the "Company") is filing this Amendment No. 1 (the "Amendment No. 1") to its Annual Report on Form 20-F for the year ended December 31, 2010 (the "Form 20-F") to include the inadvertent omission in the auditor’s opinion to the financial statement schedule. This Amendment No. 1 includes the corrected auditor’s opinion, together with the audited financial statements and financial statement schedule as originally filed with the Form 20-F. Additionally, as required under the Securities Exchange Act of 1934, as amended, new certifications of the Company's principal executive officer and principal financial officer are filed as exhibits hereto. No revisions are being made to the Company's financial statements and except as described above, this Amendment No. 1 does not amend any other information in the Form 20-F, does not reflect any events that may have occurred subsequent to the filing of the original Form 20-F and does not modify or update in any way any disclosures made in the Form 20-F.

PART III

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2010 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with this Amendment No. 1 are listed on the index of exhibits below.

Exhibit No.	Description
12.1	Certification of the Interim Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Group Vice President, Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13
Certification of the Interim Chief Executive Officer and Group Vice President, Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2010 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.
	By:	/s/ Michael Kalb
Michael Kalb
Dated: January 10, 2012		Group Vice President, Interim Chief Financial Officer

2

TARO PHARMACEUTICAL INDUSTRIES LTD.

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-5 – F-6

Consolidated Statements of Operations	F-7

Statements of Changes in Shareholders’ Equity	F-8

Consolidated Statements of Cash Flows	F-9 – F-10

Notes to Consolidated Financial Statements	F-11 – F-53

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules.  We believe that our audits provide a reasonable basis for our opinion.

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

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

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