Form 20-F/A
period 2007-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2012-01-12
CIK 906338

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
☐ Yes ☑ No

iii

TABLE OF CONTENTS

Item	Page
EXPLANATORY NOTE	1
PART III
ITEM 18. FINANCIAL STATEMENTS	1
ITEM 19. EXHIBITS	2

Explanatory Note

Taro Pharmaceutical Industries Ltd. (the "Company") is filing this Amendment No. 1 (the "Amendment No. 1") to its Annual Report on Form 20-F for the year ended December 31, 2007 (the "Form 20-F") to include the inadvertent omission in the auditor’s opinion to the financial statement schedule. This Amendment No. 1 includes the corrected auditor’s opinion, together with the audited financial statements and financial statement schedule as originally filed with the Form 20-F. Additionally, as required under the Securities Exchange Act of 1934, as amended, new certifications of the Company's principal executive officer and principal financial officer are filed as exhibits hereto. No revisions are being made to the Company's financial statements and except as described above, this Amendment No. 1 does not amend any other information in the Form 20-F, does not reflect any events that may have occurred subsequent to the filing of the original Form 20-F and does not modify or update in any way any disclosures made in the Form 20-F.

PART III

ITEM 18.  FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2007 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

1

ITEM 19. EXHIBITS

The exhibits filed with this Amendment No.1 are listed on the index of exhibits below.

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

2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2007 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

	By:	/s/ Michael Kalb
Michael Kalb
Dated: January 12, 2012		Group Vice President, Interim Chief Financial Officer

3

TARO PHARMACEUTICAL INDUSTRIES LTD.

Page
Reports of Independent Registered Public Accounting Firms	F-2 - F-5

Consolidated Balance Sheets	F-6 - F-7

Consolidated Statements of Operations	F-8

Statements of Changes in Shareholders’ Equity	F-9

Consolidated Statements of Cash Flows	F-10 - F-11

Notes to Consolidated Financial Statements	F-12 - F-57

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheet of Taro Pharmaceutical Industries Ltd (the "Company") and its subsidiaries as of December 31, 2007, and the related consolidated statement of operations, shareholders’ equity and cash flows for the year then ended. In connection with our audits of the financial statements, we have also audited the accompanying financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

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