Form 20-F/A
period 2008-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2012-01-12
CIK 906338

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

ii

TABLE OF CONTENTS

Item	Page
EXPLANATORY NOTE	1
PART III
ITEM 18. FINANCIAL STATEMENTS	1
ITEM 19. EXHIBITS	2

Explanatory Note

Taro Pharmaceutical Industries Ltd. (the "Company") is filing this Amendment No. 1 (the "Amendment No. 1") to its Annual Report on Form 20-F for the year ended December 31, 2008 (the "Form 20-F") to include the inadvertent omission in the auditor’s opinion to the financial statement schedule. This Amendment No. 1 includes the corrected auditor’s opinion, together with the audited financial statements and financial statement schedule as originally filed with the Form 20-F. Additionally, as required under the Securities Exchange Act of 1934, as amended, new certifications of the Company's principal executive officer and principal financial officer are filed as exhibits hereto. No revisions are being made to the Company's financial statements and except as described above, this Amendment No. 1 does not amend any other information in the Form 20-F, does not reflect any events that may have occurred subsequent to the filing of the original Form 20-F and does not modify or update in any way any disclosures made in the Form 20-F.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended.  In connection with our audits of the financial statements, we have also audited the accompanying financial statement schedule.  These financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statement and schedule based on our audit.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011 doesn’t expressed an opinion on the Company’s internal control over financial reporting because of management was unable to complete all of its testing of internal controls and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the company’s internal control over financial reporting.

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