Form 20-F/A
period 2009-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2012-01-12
CIK 906338

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

Explanatory Note

Taro Pharmaceutical Industries Ltd. (the "Company") is filing this Amendment No. 1 (the "Amendment No. 1") to its Annual Report on Form 20-F for the year ended December 31, 2009 (the "Form 20-F") to include the inadvertent omission in the auditor’s opinion to the financial statement schedule. This Amendment No. 1 includes the corrected auditor’s opinion, together with the audited financial statements and financial statement schedule as originally filed with the Form 20-F. Additionally, as required under the Securities Exchange Act of 1934, as amended, new certifications of the Company's principal executive officer and principal financial officer are filed as exhibits hereto. No revisions are being made to the Company's financial statements and except as described above, this Amendment No. 1 does not amend any other information in the Form 20-F, does not reflect any events that may have occurred subsequent to the filing of the original Form 20-F and does not modify or update in any way any disclosures made in the Form 20-F.

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