Form 20-F
period 2011-12-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2012-04-05
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35463

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

44,476,032 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were issued and outstanding as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☑ No

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

☑ Yes    ☐ No

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

  ☐ Yes     ☑ No

INTRODUCTION

We, among other things, develop, manufacture and market prescription and over-the-counter (“OTC”) pharmaceutical products, primarily in the United States (the “U.S.”), Canada and Israel. We also develop and manufacture active pharmaceutical ingredients (“APIs”), primarily for use in our finished dosage form products. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the United States. As of March 22, 2012, our ordinary shares have been traded on the New York Stock Exchange (the “NYSE”), under the symbol “TARO.”

As used in this Annual Report on Form 20-F for the year ended December 31, 2011 (the “2011 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its affiliates (excluding Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its other non-Taro affiliates (“Sun”)) and subsidiaries, unless otherwise indicated.

This 2011 Annual Report is being filed in respect of the year ended December 31, 2011, and contains the audited consolidated financial statements for the year then ended. To disclose information as of the latest practicable date and to provide material information to shareholders, this 2011 Annual Report discloses events and other information occurring after the fiscal year ended December 31, 2011.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2011 Annual Report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 in particular with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D – Key Information: Risk Factors” and elsewhere in this Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2011 Annual Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Totals presented in this 2011 Annual Report may not total correctly due to rounding of numbers. References to a particular fiscal year are to the period ended December 31 of such year.

All references in this 2011 Annual Report to “dollars,” or “$,” are to United States dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The published(1) representative exchange rate between the NIS and the dollar for February 29, 2012, was NIS 3.77 per $1.00. The published(2) representative exchange rate between the Canadian dollar and the dollar for February 29, 2012, was $0.99 Canadian dollar per $1.00. No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)As	published by The Bank of Israel.
(2)As	published by The Bank of Canada.

iv

v

vi

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for each of the years ended December 31, 2011, 2010 and 2009 and as of December 31, 2011 and 2010, from our audited consolidated financial statements set forth elsewhere in this 2011 Annual Report that have been prepared in accordance with U.S. GAAP. We have derived the consolidated selected financial data for each of the years ended December 31, 2008 and 2007 and as of December 31, 2009, 2008 and 2007 from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data together with “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2011 Annual Report.

	$505,668	$505,668	$505,668	$505,668	$505,668
	Year Ended December 31,
	2011	2010	2009	2008	2007
	U.S. dollars and shares in thousands (except per share data)

Consolidated Statements of Operations Data:
Sales, net	$505,668	$392,535	$355,936	$327,351	$318,548
Cost of sales	176,143	159,045	146,920	139,483	128,130
Impairment	—	113	171	27	170

Gross profit	329,525	233,377	208,845	187,841	190,248
Operating expenses:
Research and development, net	30,867	36,393	33,303	33,681	27,774
Selling, marketing, general and administrative	93,918	107,902	100,344	97,125	94,823
Impairment	784	2,617	3,363	2,820	—

Total operating expenses	125,569	146,912	137,010	133,626	122,597

Operating income	203,956	86,465	71,835	54,215	67,651
Financial (income) expenses, net	(3,697)	11,840	13,575	(1,754)	20,725
Other gain, net	609	755	548	469	579

Income before income taxes	208,262	75,380	58,808	56,438	47,505
Tax expense (benefit)	24,551	10,477	(69,657)	13,541	5,511

Income from continuing operations	183,711	64,903	128,465	42,897	41,994
Net loss from discontinued operations	(433)	(352)	(11,714)	(12,376)	(7,658)

Net income	183,278	64,551	116,751	30,521	34,336
Net income attributable to non-controlling interest	598	473	2,728	—	—

Net income attributable to Taro	$182,680	$64,078	$114,023	$30,521	$34,336

Net income from continuing operations attributable to Taro	183,113	64,430	125,737	42,897	41,994
Net loss from discontinued operations attributable to Taro	(433)	(352)	(11,714)	(12,376)	(7,658)

Net income attributable to Taro	$182,680	$64,078	$114,023	$30,521	$34,336

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$4.12	$1.60	$3.21	$1.10	$1.21

Diluted	$4.12	$1.54	$3.10	$1.07	$1.20

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.01)	$(0.30)	$(0.32)	$(0.22)

Diluted	$(0.01)	$(0.01)	$(0.29)	$(0.31)	$(0.22)

Net income per ordinary share attributable to Taro:
Basic	$4.11	$1.59	$2.91	$0.78	$0.99

Diluted	$4.11	$1.53	$2.81	$0.76	$0.98

Weighted-average number of ordinary shares used to compute net income per share:
Basic	44,406	40,272	39,232	39,200	34,725

Diluted	44,491	41,850	40,568	40,423	35,215

	$505,668	$505,668	$505,668	$505,668	$505,668
	As of December 31,
	2011	2010	2009	2008	2007
	(In thousands of U.S. dollars)

Consolidated Balance Sheets Data:
Working capital (deficiency)	$391,048	$165,851	$59,095	$(12,773)	$(24,448)
Property, plant and equipment, net	152,532	163,596	176,168	186,543	211,929
Total assets	795,845	556,442	575,889	473,098	483,353
Short-term debt, including current maturities of long-term debt	17,073	28,195	125,367	130,004	140,340
Long-term debt, net of current maturities	27,614	31,225	38,380	58,019	76,361
Shareholders’ equity	571,063	384,513	295,696	164,217	153,238

Dividends

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. Our dividend policy is set forth below in “Item 8.A – Consolidated Statements and Other Financial Information.”

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

Most of the products that we sell are either generic drugs or drugs for which related patents have expired. Most of these products do not benefit from patent protection and are therefore more subject to the risk of competition than patented products. In addition, because many of our competitors have substantially greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have, we are particularly subject to the risks inherent in competing with them. For example, many of our competitors may be able to develop products and processes competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

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

Our future profitability depends upon our ability to continue monitoring our inventory levels in the distribution channel. We obtain reports of the amount of our products held in inventory by our wholesaler customers. We use these reports as part of our process for monitoring inventory levels in our distribution channel and our exposure to product returns. If we lose access to these reports, we may not be able to adequately monitor our inventory levels in the distribution channel. The loss of our visibility into the distribution channel could cause inventory levels to build, exceeding market demand and resulting in our incurring significant and unanticipated expenditures to reimburse these wholesaler customers for product returns, which could materially impact our profitability and cash flows in an adverse manner.

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

To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. However, at the end of the 180-day exclusivity period, these sales, along with the profits therefrom, may diminish precipitously.

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

Risks Relating to Regulatory Matters

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

Certain drug products were considered safe by the FDA as part of the Drug Efficacy Study Implementation (“DESI”) Review and Compliance Policy Guide Chapter 4, Subchapter 440 of 1968. These products have been marketed for many years and, while considered to be safe for their indicated use, lack data supporting effectiveness. Therefore, the FDA may at any time, or from time to time, review a product on the DESI list to determine if the product requires the submission of a New Drug Application (“NDA”), for the continued marketing of the product in the United States. The Company, like many pharmaceutical companies, markets certain drug products under the DESI/Compliance Policy. As such, we may be required to cease marketing or file NDAs for such products. The filing of an NDA may be expensive, time consuming and require more resources than those available to the Company to support the research for the NDA, thus requiring us to withdraw such products from the market or to cease marketing them.

Changes in regulatory environment may prevent us from utilizing the exclusivity periods that are important for the success of some of our generic products.

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

Health care reform may have an impact on all segments of the health care industry

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

The Acts impose on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements. In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2010-27, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (a consensus of the FASB Emerging Issues Task Force).”

This standard addresses how fees mandated by the Acts should be recognized and classified in the income statements of pharmaceutical manufacturers. Under the proposal, the annual fee would be recognized as a liability for the total amount and a corresponding deferred cost over the calendar year. This is a liability and presented as an operating expense. This ASU is effective for calendar years beginning after December 31, 2010. The adoption of ASU 2010-27 did not impact the company’s financial statements during 2011 as there were no fees charged and the Company anticipates the fees to be less than 0.2% of net sales in 2012.

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

In addition, the Acts require CMS to publish and provide states with the weighted-average monthly AMPs for multiple source drugs. CMS has encouraged state Medicaid programs to utilize these AMPs as a benchmark for prescription drug reimbursement in place of the current, widely used benchmark of average wholesale price. CMS has not yet begun to make weighted-average AMPs available to the states or the public. When implemented, the disclosure may have the effect of reducing Medicaid reimbursement rates. Moreover, we cannot predict how the public disclosure of this information may affect competition in the market place.

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

The full effects of the Acts on Medicaid payment and on our Medicaid rebates cannot be known until all of these provisions are implemented and the CMS issues applicable regulations or guidance but may have an adverse impact thereon.

We are susceptible to product liability claims that may not be covered by insurance and could require us to pay substantial sums.

We face the risk of loss resulting from, and adverse publicity associated with, product liability lawsuits, whether or not such claims are valid. We may not be able to avoid such claims. In addition, our product liability insurance may not be adequate to cover such claims or we may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful product liability claim that exceeds our policy limits could require us to pay substantial sums. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and, as a result, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

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

The counterfeiting of pharmaceutical products is a widely reported problem for pharmaceutical manufacturers, distributors, retailers and consumers in the United States, which is our largest market. Such counterfeiting may take the form of illicit producers manufacturing cheaper and less effective counterfeit versions of our products, or producing imitation products containing no active ingredients, and then packaging such counterfeit products in a manner which makes them look like our products. If incidents occurred in which such products prove to be ineffective, or even harmful, to the individuals who used them, consumers and our customers might not buy our products out of fear that they might be ineffective or dangerous counterfeits. In addition, sales of counterfeit products could reduce sales of our legitimate products. Such counterfeit products could have a material negative impact on our sales and net income.

The manufacture and storage of pharmaceutical and chemical products are subject to environmental regulation and inherent risk.

Because chemical ingredients are used in the manufacture of pharmaceutical products and due to the nature of the manufacturing process itself, there is a risk of incurring liability for damages caused by or during the storage or manufacture of both the chemical ingredients and the finished pharmaceutical products. Although we have never incurred any material liability for damages of this nature, we may be subject to liability in the future. In addition, while we believe our insurance coverage is adequate, it is possible that a successful claim would exceed our coverage, requiring us to pay a substantial sum.

The pharmaceutical industry is furthermore subject to extensive environmental regulation. We therefore face the risk of incurring liability for damages or the costs of remedying environmental problems because of the chemical ingredients contained in pharmaceutical products and the nature of their manufacturing process. Although we have never incurred any such liability in any material amount, we may be subject to liability in the future. We may also be required to increase expenditures to remedy environmental problems and comply with applicable regulations. If we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the conditions attached to our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and substantial liability. We could also be required to suspend or modify our manufacturing operations.

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

Risks Relating to Our Company and Our Operations

One of our directors, and members of his immediate family currently control approximately 77.5% of the voting power in our Company.

Dilip Shanghvi and members of his immediate family currently control, through their beneficial ownership of approximately 66.3% of our outstanding ordinary shares and 100% of our founders’ shares through Sun, approximately 77.5% of the voting power in our Company. Dilip Shanghvi and members of his family also control approximately 63.7% of Sun Pharma.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes. The Company owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC. Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as the Company may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees or otherwise in accordance with the Company’s preference, TDC could prevent the Company from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements. Taro U.S.A. accounted for 84% of the Company’s consolidated revenue in 2011 and 78% of the Company’s consolidated revenue in 2010 and 2009.

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

Sales to third-parties, including government institutions, hospitals, hospital buying groups, pharmacy buying groups, pharmacy chains and others generally are made through wholesalers. We sell our goods to wholesalers, and the wholesalers subsequently resell the goods to third-parties at times and in quantities ordered by the third-parties. Typically, we have a contract price with a third-party to which a wholesaler resells our goods that may be equal to or less than the price at which we sold the goods to the wholesaler. In such a case, following the purchase of the product by a third-party purchaser from the wholesaler, the wholesaler charges us back for any shortfall. At the time of any individual sale by us to a wholesaler, we do not know under which contracts the wholesaler will resell goods to third-parties. Therefore, we estimate the amount of chargebacks and other credits that may be associated with these sales and we reduce our revenue accordingly. One factor in calculating these estimates is information on customer inventory levels provided to us by our customers. We obtain official reports of the amount of our products held in inventory by our wholesaler customers. If this information is inaccurate or not forthcoming, this may result in erroneously estimated reserves for chargebacks, returns or other deductions. In addition, from time to time, the amount of such chargebacks and other credits reported by a wholesaler may be different from our estimates. Discrepancies of this nature may result in a reduction in the value of our accounts receivable and a related charge to net income. The reconciliation of our accounts with wholesalers may, from time to time, delay, or otherwise impact, the collection of our accounts receivable or result in a decrease in their value and in a related charge to our net income.

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

•	generic companies may launch generic versions of our brand-name drugs

•	our products may not be priced at levels acceptable to our customers.

If we are unable to obtain raw materials, our operations could be seriously impaired.

While the majority of our products are either synthesized by us or are derived from multiple source materials, some raw materials and certain products are currently obtained from single domestic or foreign suppliers. Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute raw materials or products. For most raw materials we do not have any long-term supply agreements and therefore we are subject to the risk that our suppliers of raw materials may not continue to supply us with raw materials on satisfactory terms or at all.

Furthermore, obtaining the regulatory approvals required for adding alternative suppliers of raw materials for finished products we manufacture may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving regulatory approvals will not have a material adverse effect upon our business. However, we may not be successful in doing so and consequently, we may be unable to sell some products pending approval of one or more alternate sources of raw materials. Any significant interruption in our supply stream could have a material adverse effect on our operations.

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

Even if launched commercially, our proprietary products may face competition from existing or new products of other companies. These other companies may have greater resources, market access, and consumer recognition than we have. Thus, there can be no assurance that our proprietary products will be successful or profitable. In addition, advertising and marketing expenses associated with the launch of a proprietary product may, if not successful, adversely affect the results of our operations and our financial condition.

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

Risks Relating to Our Intellectual Property

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

Security breaches could compromise sensitive information belonging to us and could harm our business (including our intellectual property) and reputation.

The safeguarding of our information technology infrastructure is important to our business. A cyber-attack that bypasses our information technology (“IT”) security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information, resulting in adverse business impact. Adverse effects could include:

•	adversely affected future results of operations due to the theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property;

•	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities; and

•	negative publicity resulting in reputation or brand damage with our customers, partners or industry peers.

Risks Relating to Our Compliance with Sarbanes-Oxley

We have, in the very recent past, and may continue, to fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Sarbanes-Oxley, and in particular with Section 404 thereof, have resulted in diversion of our management’s time and attention, and we expect these efforts to require the continued commitment of resources.

We have, in the very recent past, and may, in the future, identify material weaknesses in our internal controls over financial reporting that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley. We have implemented remedial steps to address material weaknesses in our internal control over financial reporting. Those measures were sufficient for us to conclude that our internal control over financial reporting was effective as of December 31, 2011 and that we had eliminated all material weaknesses in internal controls that had been identified in prior years’ annual reports. If we once again fail to maintain adequate internal controls, we may be unable to conclude that we have effective internal controls over financial reporting. That could negatively affect shareholder and customer confidence, our financial reporting and other aspects of our business.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

Under Sarbanes-Oxley, we are also required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. The ineffectiveness of our disclosure controls and procedures could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business. In our annual reports filed with the SEC for the years 2007 through 2010, we concluded that our disclosure controls and procedures were not effective (or not effective at a reasonable level of assurance) as a result of (i) our inability to timely file those annual reports (with the exception of our 2010 annual report), as well as (ii) the material weaknesses in our internal control over financial reporting as of the end of each of those years. As described above, we implemented remedial steps to address material weaknesses in our internal control over financial reporting, which resulted in our being able to conclude that both our internal control over financial reporting and our disclosure controls and procedures were effective as of December 31, 2011. However, we may, in the future experience similar inadequacies in our disclosure controls and procedures. Any such inadequacies could negatively affect shareholder and customer confidence in our company or our financial reporting, and could adversely impact other aspects of our business.

Risks Relating to Investment in Our Ordinary Shares

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

Risks Relating to Our International Operations

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

The recent financial crisis and ensuing uncertainty in global economic conditions have resulted in substantial volatility in the credit markets and a low level of liquidity in many financial markets. These conditions may result in a further slowdown to the global economy that could affect the Company’s business by reducing the prices that drug wholesalers and retailers, hospitals, government agencies and managed healthcare providers may be able or willing to pay for the Company’s products or by reducing the demand for the Company’s products, which could in turn negatively impact the Company’s sales and revenue generation and result in a material adverse effect on the Company’s business, cash flow, results of operations, financial position and prospects.

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

Many male Israeli citizens, including our employees, are subject to compulsory annual reserve military service through middle age. Additionally, these employees are subject to being called to active duty at any time under emergency circumstances. Ongoing and revived hostilities with other countries might require more widespread military reserve service by some of our employees. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to obligatory military service requirement. Any disruption in our operations would harm our business.

We may be affected by fluctuations in the NIS relative to the U.S. Dollar

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, is incurred in NIS. As a result, the cost of our operations in Israel, as measured in United States dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS. During the year-ended December 31, 2011, the value of the NIS decreased 7.7% with respect to the United States dollar. Such a decrease positively affects our United States dollar-measured results of operations.

Our operations may be affected by negative labor conditions in Israel.

Strikes and work-stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work- stoppages and such strikes or work-stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner.

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

We have, in the past, received grants and substantial tax benefits under government of Israel programs, including the Approved Enterprise program and programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel (“OCS”). In order to be eligible for these programs and benefits, we must meet specified conditions including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs could restrict our ability to manufacture particular products and transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes. In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs. If the government of Israel ends these programs and tax benefits while we are recipients, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make more difficult a merger or acquisition. This could prevent a change of control and depress the market price of our ordinary shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition. The Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder, generally require that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 35 days’ advance notice by each of the merger parties. Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company received shareholder approval.

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

We are incorporated in Israel. The majority of our executive officers and directors are non-residents of the United States and a substantial portion of our assets and the assets of such persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

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

A substantial portion of our expenses, primarily labor, occupancy, marketing and research and development expenses in Canada, is incurred in Canadian dollars. As a result, the cost of our operations in Canada, as measured in United States dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Canada. During the year-ended December 31, 2011, the value of the Canadian dollar decreased 2.3% with respect to the United States dollar. This decrease in the value of the Canadian dollar has had the effect of decreasing the United States dollar cost of our goods manufactured in Canada. If the United States dollar cost of our operations in Canada continues to decrease, our United States dollar-measured results of operations will continue to be positively affected.

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

In 1961, we completed the initial public offering of our ordinary shares, which are currently traded on the NYSE under the symbol “TARO.” In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd. (“TPIL”). In 1981, we sold 37% of our interest in TPIL. In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company. In July 2001, we completed a stock split by distributing one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. In October 2001, we sold 3,950,000 of our ordinary shares, and shareholders sold 1,800,000 of our ordinary shares, in a public offering.

Our principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel. Our telephone number at that address is +972-9-971-1800. Our registered office is located at 14 Hakitor Street, Haifa Bay 26110, Israel. Our telephone number at that address is +972-4-847-5700. Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. Our telephone number at that address is +1-914-345-9000.

Capital Expenditures

During 2011, 2010 and 2009, our capital expenditures were $6.3 million, $5.7 million and $5.0 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;

•	expanding and upgrading our research and development laboratories in Israel and Canada; and

•	the upgrade of our information technology systems.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2011 Annual Report. Also see Item 4.D – “Property, Plant and Equipment.”

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
Taro Israel

•        Manufactures more than 160 finished dosage form pharmaceutical products for sale in Israel and for export

•        Produces APIs used in the manufacture of finished dosage form pharmaceutical products

•        Markets and distributes both proprietary and generic products in the local Israeli market

• Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids • Cardiology and Neurology: Prescription oral dosage products • Oral analgesics, prescription and OTC

	• Performs research and development independently and through Taro Research Institute Ltd., a wholly-owned subsidiary being merged into Taro Israel	• OTC oral and nasal sprays and ophthalmic products
Taro Canada

•        Manufactures more than 60 finished dosage form pharmaceutical products for sale in Canada and for export

•        Markets and distributes both proprietary and generic products in the Canadian market

•        Performs research and development

• Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids • Cardiology and Neurology: Prescription oral dosage products
Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market	• Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids • Cardiology and Neurology: Prescription oral dosage products • Other prescription and OTC products

None of our product groups accounted for 10% or more of our sales in 2011.

As of February 29, 2012, 24 of our products were being reviewed by the FDA. In addition, there are several products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after the granting of approval to us.

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

Products

We currently market more than 180 pharmaceutical products in over 20 countries. The following table represents some of our key product groups and the major markets in which they are sold:

Generic Name	Dosage Form	Brand Name(1)	Therapeutic Category	Major Markets	Rx/OTC
Acetazolamide	tablets	Diamox®	Neuropsychiatric	U.S., Israel	Rx
Acetaminophen, Codeine and Caffeine	tablets, gelcaps	Rokacet®(2)	Neuropsychiatric & Analgesic	Israel	OTC
Adapalene	gel	Differin®	Dermatologics and topicals	U.S., Israel	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx
Aspirin, Codeine and Caffeine	tablets	Rokal®(2)	Neuropsychiatric & Analgesic	Israel	OTC
Augmented Betamethasone Dipropionate	lotion	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Neuropsychiatric	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	OTC
Clobetasol Propionate	cream, ointment, gel, topical solution	Temovate®	Dermatologics and topicals	U.S.	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals	U.S., Israel	Rx
Desonide	cream, ointment	Tridesilon®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate and Hydrochlorothiazide	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflamatory & Analgesic	U.S., Israel	Rx
Fluconazole	tablets	Diflucan®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Halobetasol Propionate	cream, ointment	Ultravate®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone	cream, ointment	Cortizone 10®	Dermatologics and topicals	U.S., Israel, Canada	Rx/OTC
Hydroquinone	cream	Lustra®(2)	Dermatologics and topicals	U.S., Canada	Rx
Imiquimod	cream	Aldara®	Dermatological and topcial	U.S.	Rx
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Neuropsychiatric	U.S.	Rx
Loratadine	solution	Claritin®	Allergy	U.S.	OTC
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3 Monistat® 7 Micatin®	Dermatologics and topicals	U.S., Canada	OTC
Mometasone Furoate	cream, ointment, lotion	Elocon®	Dermatologics and topicals	U.S., Canada	Rx

Generic Name	Dosage Form	Brand Name(1)	Therapeutic Category	Major Markets	Rx/OTC
Nystatin	oral suspension, vaginal cream	Mycostatin®	Dermatologics and topicals	U.S., Israel, Canada	Rx
Nystatin/Triamcinolone	cream, ointment	Mycogen® II, Mycolog® II, Myconel®	Dermatologics and topicals	U.S.	Rx
Ondansetron Hydrochloride	solution	Zofran®	Antinauseant	U.S.	Rx
Oxcarbazepine	tablets	Trileptal®	Anticonvulsant	U.S.	Rx
Phenytoin Sodium	extended release capsules, suspension	Dilantin®	Neuropsychiatric	U.S.	Rx
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals	U.S., Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals	U.S.	OTC
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx

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

Some of our products are subject to seasonality, such as allergy drugs, however, in the aggregate our products are not materially subject to seasonality.

Sales and Marketing

In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force. In other countries, we sell through agents and other distributors. Our sales force is supported by our medical affairs, customer service and marketing employees.

The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated net sales for each of our past three fiscal years:

	2011		2010		2009
	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales
U.S.A.	$424,950	84%	$305,858	78%	$278,301	78%
Canada	43,720	9%	44,169	11%	32,775	9%
Israel	21,528	4%	19,589	5%	21,373	6%
Other	15,470	3%	22,919	6%	23,487	7%

Total	$505,668	100%	$392,535	100%	$355,936	100%

In 2011, revenue in the United States accounted for 84% of total consolidated net sales. In addition to marketing prescription drugs, Taro U.S.A. markets its generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers. During 2011, we sold to approximately 130 customers in the United States. The following table represents sales to our three largest customers as a percent of consolidated sales during the last three years:

Customer	2011	2010	2009
Customer A	18.9%	15.9%	15.5%
Customer B	12.4%	11.0%	*
Customer C	11.8%	10.5%	11.0%

*	Less than 10%

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro U.S.A. in 2011:

Customer Type	Percentage of Consolidated Sales
Drug wholesalers and store chains	41%
Generic drug distributors	24%
Mass merchandisers, food and retail chains	11%
Managed care organizations	5%
Other	3%

In 2011, sales in Canada accounted for 9% of our total consolidated net sales. During 2011, Taro Canada had approximately 74 customers.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Canada in 2011:

Customer Type	Percentage of Consolidated Sales
Drug wholesalers	7%
Drug chains, independent pharmacies and others	2%

In 2011, sales in Israel accounted for 4% of our total consolidated net sales. The marketing, sales and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups.

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

In 2011, sales to other international markets accounted for approximately 3% of consolidated net sales.

The following table sets forth the percentage of consolidated net sales by each type of customer of Taro Israel and other international markets in 2011:

Customer Type	Percentage of Consolidated Sales
Institutional	2%
Private	2%
Other international	3%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated. In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner. As a result, in each of 2011, 2010 and 2009, backorders generally represented less than 5% of our consolidated sales.

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

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb, GlaxoSmithKline, Medicis Pharmaceutical, Merck, Novartis, Pfizer/Wyeth and Merck/Schering-Plough, as well as with generic companies such as Nycomed, Teva Pharmaceuticals U.S.A., Mylan Laboratories, Perrigo Company, Ranbaxy Pharmaceuticals Inc. and Sandoz Pharmaceuticals (the generics subsidiary of Novartis). Many of these companies have more resources, market and name recognition and better access to customers than we have. Therefore, there can be no assurance of the success of any of our products.

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

Manufacturing and Raw Materials

We currently manufacture finished pharmaceutical products at our government approved facilities in Canada and Israel and APIs at our facilities in Israel. We have expanded our research and development and warehousing facilities in Israel. In March 2007, Taro U.S.A. acquired a warehouse in Cranbury, New Jersey.

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

Although, prices of principal raw materials have been relatively stable, the Company has instituted programs to keep the cost of APIs consistent or to improve upon them; for example, through the qualification of alternate suppliers.

Industry Practices Relating to Working Capital Items

Certain customary industry selling practices affect our working capital, including, but not limited to, providing favorable payment terms to customers and discounting selling prices through the issuance of free products as well as other incentives within a specified time frame if a customer purchases more than a specified threshold of a product. These incentives are provided principally with the intention of maintaining or expanding our distribution to the detriment of competing products.

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

As described in “Risk Factors” in Item 3.D above, our Canadian manufacturing facility received a Warning Letter from the FDA in February 2009 expressing concerns identified during a July 2008 inspection about certain quality control systems, including failure to complete investigations of quality issues in a timely manner. A formal cGMP re-inspection was conducted by the FDA in February 2011 to evaluate the effectiveness of our corrective actions and the FDA announced in April 2011 that the site has an acceptable regulatory status and therefore the issues were considered resolved.

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

It is expected that the Acts that were enacted in March 2010 will have an impact on all segments of the health care industry. Pharmaceutical and medical device manufacturers will most likely see an increase in revenues by virtue of an additional 30 million Americans who will have access to health insurance; however, the legislation imposes on manufacturers a variety of additional rebates, discounts, fees, and taxes that would curtail that increase in revenues. For example, many Medicare Part D beneficiaries will receive a 50% point-of-sale discount off of negotiated prices for brand drugs (approved via an NDA or BLA), to be subsidized by manufacturer rebates. Similarly, coinsurance for generic drugs (approved via an ANDA) within the coverage gap will be gradually reduced from 100% in 2010 to 25% in 2020. Also, annual fees will be imposed on manufacturers and importers of branded prescription drugs or biologics, based on the ratio of its sales to the sales of all covered entities during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The legislation also imposes reporting and regulatory requirements that could increase a company’s regulatory liability. For example, the “sunshine” provisions impose reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and on drug sample distributions.

In addition, the legislation advances the policy of comparative clinical effectiveness research on medical treatments, services and items, including drugs and devices. Taken together, these government-adopted health care reform measures may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from governmental agencies or other third party payors. Government cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability.

Environmental Compliance

We believe that we are currently in compliance with all applicable environmental laws and regulations in Israel, Canada and the United States.

C. ORGANIZATIONAL STRUCTURE

The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984, we changed our name to Taro Vit Industries Ltd., and in 1994, we changed our name to Taro Pharmaceutical Industries Ltd.

The following is a list of our significant subsidiaries and their countries of incorporation as of February 29, 2012:

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

The Company owns 100% of the shares of Taro Research Institute Ltd. On February 28, 2012, the Company filed with the Israeli Registrar of Companies a Merger Proposal (as such term is defined in the Israeli Companies Law) describing the proposed merger of Taro Research Institute Ltd. with and into the Company, with the Company being the surviving entity.

The Company owns 100% of the shares of Taro International Ltd. The Company owns 100% of Taro Pharmaceuticals North America, Inc., which owns 100% of Taro Canada. The Company owns 99.75% of Taro Pharmaceuticals Europe B.V. and Taro Pharmaceuticals North America, Inc. owns the remaining 0.25%.

Sun beneficially owns 77.5% of the voting power of the Company.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of December 31, 2011:

Location	Square Footage	Main Use	Own/Lease
Haifa Bay, Israel[1]	890,000	Pharmaceutical manufacturing, production laboratories, offices, warehousing, chemical production (including tank farm and chemical finishing plant), and research	Long-term Lease Own Lease Use permit
Yakum, Israel	15,000	Administrative offices	Lease
Brampton, Canada	156,000	Pharmaceutical manufacturing, production laboratories, laboratories, administration, distribution and warehousing	Own
Brampton, Canada	75,400	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland[2]	124,000	Pharmaceutical manufacturing, research laboratories and warehousing	Own

1.	The majority of the land is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”), which has not yet provided approval for the change of control of the Company. The Irish facility is a discontinued operation and is held for sale.

From 2009 through 2011, we invested $17.0 million in property, plant and equipment (“PP&E”) projects. Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of approximately 890,000 square feet. We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2058. We have the option to renew each lease for an additional 49 years. We also lease approximately 10,000 square feet of adjacent space in Haifa Bay. The lease for this property commenced on September 30, 1994. For additional information, please refer to Note 2.i. to our consolidated financial statements included elsewhere in this 2011 Annual Report.

We lease approximately 15,000 square feet of space in a facility located in Yakum, Israel, which is used for administrative and marketing offices.

In February 2002, Taro Canada purchased 74,000 square feet of space that it had leased since March 1997, adjacent to the 68,000 square foot main manufacturing facility which it has owned since 1992 in Brampton, Canada. In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, which lease term continues to 2015. In December 2003, Taro Canada purchased a 108,797 square foot building in close proximity to its existing facilities for $3.6 million. This building was used primarily for warehousing and was sold for net proceeds of $5.2 million on March 29, 2007.

In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, New York, for $4.4 million. In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building and, in May 2005, Taro U.S.A. consolidated its administrative offices and research laboratory to this location. In September 2006, such research laboratory operations were discontinued. As of December 31, 2011, a subsidiary of Taro U.S.A. had a mortgage on this property of $8.5 million.

In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for $18.0 million. As of December 31, 2011, a subsidiary of Taro U.S.A. had a mortgage on this property of $6.4 million. In February 2012, the Company repaid this loan.

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

ITEM  4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the three years ended December 31, 2011, 2010 and 2009, which are included elsewhere in this 2011 Annual Report.

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

The pharmaceutical industry is affected by demographic and socioeconomic trends, such as aging populations and increased demand for pharmaceuticals, as well as broad economic trends, resulting in a corresponding increase in healthcare costs, effects on reimbursement pricing, and spending decisions of healthcare organizations, all of which lead to increased recognition of the importance of generics as providing access to affordable pharmaceuticals. We believe our business model is appropriately structured to take advantage of these trends.

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated sales for each period:

	2011		2010		2009
	Sales (in thousands)	% of our total sales	Sales (in thousands)	% of our total sales	Sales (in thousands)	% of our total sales
U.S.A.	$424,950	84%	$305,858	78%	$278,301	78%
Canada	43,720	9%	44,169	11%	32,775	9%
Israel	21,528	4%	19,589	5%	21,373	6%
Other	15,470	3%	22,919	6%	23,487	7%

Total	$505,668	100%	$392,535	100%	$355,936	100%

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

	2011		2010		2009
Customer	Sales (in millions)	Percent	Sales (in millions)	Percent	Sales (in millions)	Percent
Customer A	$95.7	18.9%	$62.6	15.9%	$55.3	15.5%
Customer B	$62.8	12.4%	$43.3	11.0%	*	*
Customer C	$59.8	11.8%	$40.7	10.5%	$39.2	11.0%

*	Less than 10%

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

Percentage of net sales of certain products on a consolidated basis:

Product	2011	2010	2009
Desoximetasone	*	12.7%	14.6%
Warfarin	*	12.2%	13.0%

*	Less than 10%

Our sales of these and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenue of these two product lines as well as other product lines may increase or decrease in the future.

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

Product returns. Consistent with industry practice, we generally offer our customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”). Product returns are identified by their manufacturing lot number. Because we manufacture in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one-to-three month period. As a result, although we cannot associate a product return with the actual shipment in which such lot was included, we can reasonably estimate the period (in months) over which the entire lot was shipped and sold. We use this information to estimate the average time period between lot shipment (and sale) and return for each product, which we refer to as the “return lag.” The shelf life of most of our products ranges between 18-36 months. Because returns of expired products are heavily concentrated during the return period, and given our historical data, we are able to reasonably estimate return lags for each of our products. These return lags are periodically reviewed and updated, as necessary, to reflect our best knowledge of facts and circumstances. Using sales and return data (including return lags), we determine a rolling average monthly return rate to estimate our return reserves. We supplement this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, our planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of our return reserve. We continuously monitor factors that could affect our estimates and revise the reserves as necessary. Our estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

Our product returns reserve and related statement of operations impact for the year ended December 31, 2009, considered actual product returns experienced subsequent to the balance sheet dates to validate the product returns reserve estimate based on the methodology described above. We monitor the levels of inventory in our distribution channels to assess the adequacy of our product returns reserve and to identify potential excess inventory on hand that could have an impact on our revenue recognition. We do not ship product to our wholesalers when it appears they have an excess of inventory on hand, based on demand and other relevant factors, for that particular product. Additionally, as a general practice, we do not ship products that have less than 12 months until expiration (i.e., “short dated sales”).

Chargebacks. We have arrangements with certain customers that allow them to buy our products directly from our wholesalers at specific prices. Typically these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices. In exchange for servicing these third party contracts, our wholesalers can submit a “chargeback” claim to us for the difference between the price sold to the third-party and the price at which it purchased the product from us. We generally pay chargebacks on generic products, whereas branded products are typically not eligible for chargeback claims. We consider many factors in establishing our chargeback reserves including inventory information from our largest wholesale customers and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors. Our chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory. We review the methodology utilized in estimating the reserve for chargebacks in connection with analyzing our product return reserve each quarter and make revisions as considered necessary to reasonably estimate our potential future obligation.

Rebates and other deductions. We offer our customers various rebates and other deductions based primarily on their volume of purchases of our products. Chain wholesaler rebates are rebates that certain chain customers claim for the difference in price between what the chain customer paid a wholesaler for a product purchase and what the chain customer would have paid if such customer had purchased the same product directly from us. Cash discounts, which are offered to our customers, are generally 2% of the gross sales price, and provide our customers an incentive for paying within invoice terms (30 to 90 days). Medicaid rebates are earned by states based on the amount of our products dispensed under the Medicaid plan. Billbacks are special promotions or discounts provided over a specific time period to a defined customer base, and for a defined product group. Distribution allowances are a fixed percentage of gross purchases for inventory shipped to a national distribution facility that we pay to our top wholesalers on a monthly basis. Administration fees are paid to certain wholesalers, buying groups, and other customers for stocking our products and managing contracts and servicing other customers. Shelf stock adjustments, which are customary in the generic pharmaceutical industry, are based on customers’ existing levels of inventory and the decrease in the market price of the related product. When market prices for our products decline, we may, depending on our contractual arrangements, elect to provide shelf-stock adjustments and thereby allow our customers with existing inventories to compete at the lower product price. We use these shelf-stock adjustments to support our market position and to promote customer loyalty.

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information. Based on our historical experience, substantially all claims for rebates and other sales deductions are received within 24 months. Therefore, for the year ended December 31, 2009, we considered subsequent actual claims submitted by our customers in determining our reserves and related statements of operations impact for rebates and other sales deductions.

Three-year summary

The following table summarizes the activities for sales deductions and product returns for the three years ended December 31, 2011:

For the Year Ended December 31, 2011 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(26,559)	$(224,112)	$230,526	$(20,145)
Rebates and Other	(41,567)	(150,799)	126,426	(65,940)

Total	$(68,126)	$(374,911)	$356,952	$(86,085)

Current Liabilities
Returns	$(21,962)	$(23,242)	$14,482	$(30,722)
Other (1)	(13,099)	(51,462)	31,955	(32,606)

Total	$(35,061)	$(74,704)	$46,437	$(63,328)

For the Year Ended December 31, 2010 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(19,360)	$(170,887)	$163,688	$(26,559)
Rebates and Other	(36,119)	(85,861)	80,413	(41,567)

Total	$(55,479)	$(256,748)	$244,101	$(68,126)

Current Liabilities
Returns	$(22,514)	$(13,146)	$13,698	$(21,962)
Other (1)	(15,264)	(25,979)	28,144	(13,099)

Total	$(37,778)	$(39,125)	$41,842	$(35,061)

For the Year Ended December 31, 2009 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(23,904)	$(208,482)	$213,026	$(19,360)
Rebates and Other	(40,666)	(80,262)	84,809	(36,119)

Total	$(64,570)	$(288,744)	$297,835	$(55,479)

Current Liabilities
Returns	$(22,279)	$(11,327)	$11,092	$(22,514)
Others (1)	(9,697)	(25,838)	20,271	(15,264)

Total	$(31,976)	$(37,165)	$31,363	$(37,778)

(1)	Includes indirect rebates and others.

Inventory. Inventories are stated at the lower of cost or market. Cost is determined as follows: raw and packaging materials—mainly on an average cost basis; finished goods products and products still in process, mainly on an average production cost including direct and indirect, or overhead, manufacturing expenses. Our finished goods inventories generally have a limited shelf life and are subject to obsolescence as they approach their expiration dates. As a result, we record a reserve against our entire finished goods inventory with expiration dates of less than 12 months and use historical experience to estimate the reserve for products with expiration dates of more than 12 months from the balance sheet date. When available, we use actual data to validate our estimates. We regularly evaluate our policies and the carrying value of our inventories and establish a reserve against the carrying value of our inventories. The determination that a valuation reserve is required, as well as the appropriate level of such reserve, requires us to utilize significant judgment. Although we make every effort to ensure the accuracy and reasonableness of our forecasts of future demand for our products, any significant unanticipated decreases in demand, or unanticipated changes in our major customer inventory management policies, could have a material impact on the carrying value of our inventories and reported operating results.

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

For the years ended December 31, 2011 and 2010, we recorded $784 and $2,617 impairment charge, respectively, in operating expenses, primarily related to the fixed assets of its Irish facility. An impairment loss of $3,363 was recorded on these assets in the year ended December 31, 2009. We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two step procedure. First, we compare the market value of our equity to the carrying value of our equity. If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations. An impairment is recorded for the difference between the implied fair value and carrying value of goodwill. The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities. We have not recorded any impairments of goodwill for the years ended December 31, 2011, 2010 and 2009.

Income Taxes. We determined deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of December 31, 2009, Management determined that it was more likely than not that we will benefit from the deferred tax asset in the U.S., resulting in the reversal of $76,694 of the valuation allowance against these deferred tax assets. As of December 31, 2011,

2010 and 2009, Management determined that it was more likely than not that we will not benefit from the deferred tax assets in the Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

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

Discontinued Operations. Under ASC Subtopic 205-20, “Presentation of Financial Statements – Discontinued Operations”, when a component of an entity has been disposed of or classified as held for sale, the results of its operations, including the gain or loss on the disclosed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component. During 2010, the Company closed its manufacturing facility in Ireland and decided to sell the facility. The Company has classified the related building as long-term assets held for sale, net on the Consolidated Balance Sheets and the losses attributable to its Irish subsidiary in the Consolidated Statements of Operations as losses from discontinued operations. For further information on the discontinued operations, see Note 2.z. and Note 21 “Discontinued Operations” to the consolidated financial statements herein.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 revises the current model for recording revenue from multiple element arrangements and expands disclosure requirements. This standard requires entities to allocate revenue in an arrangement at inception using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-13 will be effective for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not currently have any multiple element arrangements. Accordingly, our adoption of ASU 2009-13 did not have a material impact on the results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-27, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (a consensus of the FASB Emerging Issues Task Force).” This standard addresses how fees mandated by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act should be recognized and classified in the income statements of pharmaceutical manufacturers. Under the proposal, the annual fee would be recognized as a liability for the total amount and a corresponding deferred cost over the calendar year. This is a liability and presented as an operating expense. This ASU is effective for calendar years beginning after December 31, 2010. The adoption of ASU 2010-27 did not impact our financial statements during 2011 as there were no fees charged and we anticipate the fees to be less than 0.2% of net sales in 2012.

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

In April 2011, the FASB issued ASU No. 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.” ASU 2011-03 removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion for an agreement to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. This update is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. Currently, we do not have nor do we anticipate entering into any repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This standard amends Topic 820 by clarifying the following related to fair value measurement: (1) that the application of the highest and best use and valuation premise concepts apply only to nonfinancial assets which might affect entities using the in-use valuation premise to measure the fair value of financial assets, (2) provide additional requirements specific to measuring the fair value of an instrument classified in an entity’s shareholders’ equity and (3) that a reporting entity should disclose quantitative information about the unobservable inputs used in a level 3 fair value measurement. This update is effective during interim and annual periods beginning after December 15, 2011 on a prospective basis. Early application is not permitted. Currently, we do not apply the highest and best use and valuation premise concepts, we are not measuring the fair value of an instrument classified in shareholders’ equity, nor do we have any level 3 fair value instruments.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This standard changes the method of presenting comprehensive income. The amendment requires entities to report both the components of net income (i.e.: statement of operations) and the components of other comprehensive income either in a single continuous statement (e.g.: statement of comprehensive income) or in two separate but consecutive statements. ASU 2011-05 eliminates the option for an entity to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments will be applied retrospectively and will effect interim and annual periods beginning after December 15, 2011. Although this standard will not have a material financial impact on our financial statements, it will change how we present the components of other comprehensive income by presenting it with the components of net income as mentioned above and no longer presenting it as part of the statement of changes in shareholders’ equity.

In September 2011, the FASB issued ASU No. 2011-08, “Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This standard provides the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 intends to simplify how entities test goodwill for impairment. Under this update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines through assessing the totality of qualitative factors that it is more likely than not that its fair value is less than its carrying amount. If there is a determination that the fair value is less than its carrying amount, then the entity would perform the two-step goodwill impairment test described in ASC Topic 350, “Intangibles – Goodwill and Other.” The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted for impairment tests performed as of a date before September 15, 2011, if the entity’s financial statements for the most recent period have not been issued. Although this standard will not have a material financial impact on our financial statements, it provides an option to simplify the goodwill impairment evaluation we perform annually.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Testing Disclosures about Offsetting Assets and Liabilities.” This standard requires additional disclosure about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments in this update are effective for interim and annual reporting periods beginning on or after January 1, 2013. Although this standard will not have a financial impact on our financial statements, it will require additional disclosure in the event we enter into offsetting financial and derivative instruments.

In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This standard delays implementation of a portion of ASU No. 2011-05 that requires an entity to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. This update is effective for those annual periods beginning after December 15, 2011. This standard delays a portion of ASU No. 2011-05, and although it will not have a financial impact on our financial statements, it will require presentation of reclassification adjustments and their effects to other comprehensive income and the income statement upon implementation.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended December 31,
	2011	2010	2009

Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	34.8%	40.5%	41.3%
Impairment	0.0%	*	*

Gross profit	65.2%	59.5%	58.7%
Operating expenses:
Research and development, net	6.1%	9.3%	9.4%
Selling, marketing, general and administrative	18.6%	27.5%	28.2%
Impairment	0.2%	0.7%	0.9%

Total operating expenses	24.9%	37.5%	38.5%
Operating income	40.3%	22.0%	20.2%
Financial (income) expenses, net	(0.8%)	3.0%	3.8%
Other gain, net	0.1%	0.2%	0.1%
Income before income taxes	41.2%	19.2%	16.5%
Tax expense (benefit)	4.9%	2.7%	(19.6%)

Income from continuing operations	36.3%	16.5%	36.1%
Net loss from discontinued operations	(0.1%)	(0.1%)	(3.3%)

Net income	36.2%	16.4%	32.8%
Net income attributable to non-controlling interest	0.1%	0.1%	0.8%

Net income attributable to Taro	36.1%	16.3%	32.0%

*	Less than 0.05%

YEAR ENDED DECEMBER 31, 2011 COMPARED WITH YEAR ENDED DECEMBER 31, 2010

Sales. During 2011, sales increased $113.1 million, or 28.8%, compared to 2010. Sales in the United States (“U.S.”) during 2011 increased $119.1 million, or 38.9%, compared to 2010, primarily due to price increases on select products. Overall sales volumes increased in the U.S. approximately 5.0%. In addition, the Company’s new product launches, including imiquimod cream, and increased sales volumes on select products, including Calcitrene®/calcipotriene ointment, fluorouracil cream, carbamezapine extended release tablets, adapalene gel and ketoconazole cream contributed $35.2 million. Sales in Israel and other international markets decreased $5.5 million, or 13.0%, compared to 2010 sales, primarily due to a decrease in sales of warfarin. Sales in Canada remained relatively flat compared to 2010.

Cost of Sales. Cost of sales, as a percentage of sales, decreased to 34.8% in 2011 compared to 40.5% in 2010. This decrease is primarily related to the price increases noted above, which had no impact on costs.

Gross Profit. The Company’s gross profit was $329.5 million, or 65.2% of sales, in 2011, while gross profit was $233.4 million, or 59.5% of sales, in 2010. The increase for 2011 was primarily the result of higher sales due to price increases on select products and increased sales volume as noted above.

Research and Development. Net research and development (“R&D”) expenses decreased $5.5 million, or 15.2%, in 2011 compared to the previous year. The decrease in R&D expenses was primarily the result of a reduction in the number of clinical studies performed during 2011. The majority of the R&D investment focused on our core business, including our generic pipeline, with the remainder focused on our proprietary pipeline.

Selling, Marketing, General and Administrative. In 2011, selling, marketing, general and administrative (“SMG&A”) expenses decreased $14.0 million, or 13.0%, from the amount expended in 2010. The decrease is primarily due to reductions in legal fees, in part attributable to the litigation involving the Company and Sun which ended in September 2010, audit fees, director and officer insurance costs and severance expenses associated with the termination of certain executives, which were partially offset by increased consulting fees.

Operating Income. In 2011, the Company had operating income of $204.0 million compared to $86.5 million in 2010, an increase of $117.5 million. This increase reflects the increase in gross profit and the reductions in operating expenses. Operating income, as a percentage of sales, increased from 22.0% in 2010 to 40.3% in 2011.

Financial (Income) Expenses. Financial (income) expenses result from interest expense and income and the impact of foreign currency exchange rate fluctuations. Net financial income was $3.7 million in 2011, compared to expense of $11.8 million in 2010, a change of $15.5 million, or 131.2%. The change in financial (income) expenses from 2010 to 2011 reflects the favorable impact of the change in the foreign currency exchange rates related to the intercompany balances in Canada combined with lower interest expenses due to the payoff of debt of $14.7 million and increased interest income resulting from higher cash balances throughout 2011.

Taxes. Tax expense in 2011 of $24.6 million, compared to $10.5 million in 2010, an increase of $14.1 million. The increase relates to the increases in operating results coupled with the favorable change in financial (income) expense noted above. As of December 31, 2011, on an unconsolidated basis, we have available carryforward tax losses of $1.3 million in the Company and our research institute in Israel, $10.8 million in the United Kingdom, $67.1 million in Ireland and $7.5 million in the United States.

Net Income attributable to Taro. Our net income increased $118.6 million, from net income of $64.1 million in 2010 to net income of $182.7 million in 2011, by reason of the factors noted above.

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

Taxes. Due to a change in the Company’s various permanent and timing differences between accounting and tax, our tax expense for 2010 was $10.5 million, as compared to a tax benefit of $69.7 million in 2009 due to a reversal in the Company’s valuation allowance. (See Note 18 to the consolidated financial statements included in this 2011 Annual Report.) As of December 31, 2010, on an unconsolidated basis, we have available carryforward tax losses of $1.0 million in the Company and our research institute in Israel, $11.1 million in the United Kingdom, $56.9 million in Ireland and $68.9 million in the United States. The loss carryforward in the United States principally resulted from the loss from operations and the exercise by employees of stock options during 2001.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

	Rate of Inflation		Rate of Devaluation (Appreciation) Against U.S. Dollar		Rate of Exchange of U.S. Dollar
Year	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
2007	3.40%	2.20%	(8.97%)	(15.21%)	3.85	0.99
2008	3.80%	2.33%	(1.14%)	23.93%	3.80	1.22
2009	3.91%	1.32%	(0.71%)	(14.54%)	3.78	1.05
2010	2.66%	2.35%	(5.99%)	(4.97%)	3.55	0.99
2011	2.17%	2.30%	7.66%	2.25%	3.82	1.02

(1)	Bank of Israel.
(2)	Bank of Canada.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased $95.9 million to $150.0 million and short-term bank deposits increased $58.8 million to $89.8 million at December 31, 2011, principally due to increased income from operations. Total Shareholders’ equity increased from $384.5 million at December 31, 2010 to $571.1 million at December 31, 2011, principally due to net income of $183.3 million.

Net cash provided by operating activities for the year ended December 31, 2011 was $181.4 million compared to net cash provided by operating activities of $70.5 million in the prior year, an increase of $110.9 million. For the year ended December 31, 2011, the Company had net cash used in investing activities of $80.3 million compared to net cash used in investing activities of $24.0 million in 2010. For the year ended December 31, 2011, the Company had net cash used in financing activities of $4.0 million compared to net cash used in financing activities of $86.1 million in the prior year.

The change in our liquidity for the year ended 2011 resulted from a number of factors, including:

•

Net cash provided by operating activities consists of an increase in income taxes payable of $43.9 million, an increase in accounts payable and accrued expenses of $26.6 million, noncash items of depreciation and amortization of $18.7 million and a change in derivative instruments of $5.2 million. These items were offset by increases in trade receivables of $47.6 million and inventories of $24.5 million and deferred income taxes of $21.4 million.

•

Net cash used in investing activities consists of the investment in plant, property and equipment, which consumed $6.3 million, investment in short-term bank deposits of $60.0 million and an investment in restricted bank deposits of $15.6 million.

•	Net cash used in financing activities consists of the repayment of long-term debt of $12.9 million offset by proceeds from issuance of shares of $8.9 million.

Debt

As of December 31, 2011, we had total debt, including current maturities, of $44.7 million. (For more on our debt obligations, see Notes 12 and 14 to the consolidated financial statements included in this 2011 Annual Report.)

During 2011, we did not incur any additional indebtedness from new or existing lenders, including increases in our borrowing capacity under existing lines of credit or refinancings. We have been current with all our payment obligations due to our various lenders under their respective indentures and loan agreements.

Despite being current with our repayment obligations as of December 31, 2011, we were not in compliance with certain covenants and other provisions contained in one of our loan agreements. In addition, as of December 31, 2011, two of our debt instruments had cross-default provisions that provided for the acceleration of payments in the event of failure to meet payment obligations or a breach of other undertakings.

As a result of the foregoing, as of December 31, 2011, those creditors had the right to accelerate their indebtedness, including proceeding against collateral that has been granted to them. The consolidated financial statements presented herein do not reflect any adjustments for the impact of any such acceleration if they were to be taken. As of February 3, 2012, we are in compliance with all our covenants as we paid off the debt which caused the non-compliance and also contained a cross-default provision.

As of December 31, 2011, our total long-term debt obligations (including current maturities) are as follows:

•	bonds of $29.8 million with various investors; and

•	mortgages of $14.9 million with two lenders.

Our currency denominations, interest rates and maturities regarding our long-term debt obligations, including current maturities (excluding mortgages), consist of the following:

Amount		Linkage	Rate	Maturity
	$28,519	Israel CPI(a)	5.80%	2014
	1,264	Dollar	6.10%	2014

Total	$29,783

(a)	We have a contract to hedge our exposure to CPI fluctuations in Israel.

On February 3, 2012, the Company paid $5.9 million, comprised of $5.8 million of principal and $.1 million of interest, in order to retire one of the mortgage debts. With the payoff of this mortgage, the Company is now in compliance with the terms of its debt agreements.

As of February 29, 2012, we have no lines of credit.

Liquidity

On February 29, 2012, we had total unrestricted cash and cash equivalents and short-term bank deposits of $293.0 million and total indebtedness to our financial creditors of $38.6 million. We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. None of our cash and cash equivalents is held captive by any financial covenants or government regulation. As of December 31, 2011 and February 29, 2012, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position. The Company had no available and undrawn credit facilities in place at December 31, 2011 and February 29, 2012.

Capital Expenditures

We invested $6.3 million in capital equipment and facilities in the year ended December 31, 2011 and $5.7 million in the year ended December 31, 2010. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2011 Annual Report.)

C. RESEARCH AND DEVELOPMENT, PATENTS, TRADEMARKS AND LICENSES

We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

Recruiting talented scientists is essential to the success of our research and development programs. Approximately 11% of our employees work in our worldwide research and development programs.

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

Pharmaceutical Products

In 2011, we received several product approvals in Canada, Israel and the United States. The following table sets forth the approvals received in the United States from the FDA from January 1, 2011 through February 29, 2012:

FINAL ANDA APPROVALS
Brand Name *
Risperidone Oral Solution USP, 1 mg/mL	Risperdal®
Ciclopirox Shampoo 1%	Loprox®

Ondansetron Hydrochloride Tablets USP, 4 mg, 8 mg and 24 mg	Zofran®
Imiquimod Cream, 5%	Aldara®
Cetirizine Hydrochloride Oral Solution, 1 mg/mL (Sugar Free, Bubble Gum)	Zyrtec®
Meprobamate Tablets	Meprobamate
Ranitidine Hydrochloride Syrup USP, 15 mg/mL	Zantac®

TENTATIVE ANDA APPROVALS

Gabapentin Capsules, 100 mg, 300 mg and 400 mg **	Neurontin®
Gabapentin Oral Solution, 250 mg/5 mL **	Neurontin®
Clobetasol Propionate Lotion, 0.05%	Clobex®
Fluocinonide Cream USP, 0.1%	Vanos®

*	The above trademarks are the property of their respective owners.
**	Tentative approval received prior to January 1, 2010 but currently under review by the FDA.

As of February 29, 2012, 23 of our ANDAs and the four tentative approvals listed above were under review by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

Ovide® (malathion)

We have developed a highly purified form of malathion, a pediculicide used in treating head lice, which contains a lower percentage of impurities when compared with other commercially available forms of malathion. A patent application directed to both the process of making this highly purified form of malathion, as well as the final product itself, was filed with the U.S. Patent and Trademark Office in June 2006 and issued as U.S. Patent No.7,560,445 in July 2009. We have also developed a novel, stabilized gel formulation of malathion, which is currently in Phase III clinical testing. There can be no assurance of the successful completion of Phase III testing, the approval by any regulatory authority of the drug or the commercial success of the drug if and when approved.

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

D. TREND INFORMATION

See Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” for trend information.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of December 31, 2011:

	Payments due by period (in millions of dollars)
Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations	$44.69	$17.07	$21.50	$1.87	$4.25
Operating lease obligations	8.54	2.67	3.54	2.33	—
Other Long-term liabilities (1)	6.79	1.39	2.25	1.33	1.82

Total	$60.02	$21.13	$27.29	$5.53	$6.07

(1)	Includes severance commitments and tax accruals.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of February 29, 2012:

Name	Age	Position
Dilip Shanghvi	57	Director and Chairman of the Board
Aalok Shanghvi	28	Director
Sudhir Valia	56	Director
Ilana Avidov-Mor	61	Director
Dan Biran	69	Director and Chairman of the Audit Committee
Dov Pekelman	72	Director and Chairman of the Special Committee
James Kedrowski	61	Director and Interim Chief Executive Officer
Michael Kalb, C.P.A. (New York)	41	Interim Chief Financial Officer and Chief Accounting Officer
Avi Avramoff, Ph.D.	47	Global Vice President, Research and Development
Hannah Bayer, C.P.A. (Israel)	62	Group Vice President, Finance
Rita Gerson, C.P.A. (Israel), CIA	57	Group Vice President, Internal Auditor
Michael Teiler	49	Group Vice President, Portfolio Management
Rami Zajicek, Esq.	48	Group Vice President, Haifa Site Manager
Mariana Bacalu	60	Vice President, Quality Affairs
Itzik Baruch	49	Vice President, Technical Services
Yohanan Dichter	65	Vice President, Pharmacist in Charge and Senior Quality Manager
Yael Stein Doukhan	41	Vice President, General Counsel Israeli Operations
Roman Kaplan, Ph.D.	65	Vice President, Scientific and Technical Compliance Manager
Hagai Reingold	47	Vice President, API Division
Yoel Shamir	56	Vice President, Pharma Division
Tzvi Tal	62	Vice President, Information Technology, Israel

Certain Familial Relationships

Mr. Aalok Shanghvi is the son, and Mr. Sudhir Valia is a brother-in-law, of Mr. Dilip Shanghvi.

Business Experience

Dilip Shanghvi became Chairman of the Board of Directors and of the Nominating Committee in September 2010. Mr. Shanghvi is also Chairman and Managing Director of Sun Pharma. Sun Pharma is the fastest growing, most profitable and highest valued pharmaceutical company in India. Sun Pharma has leadership in 11 specialty therapy areas within India, has over 60% of sales coming from international markets and invested over Rs 24 billion in R&D until now. Mr. Shanghvi’s extensive experience in the pharmaceutical industry includes being Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd., an international pharmaceutical company engaged in research and development of drugs and delivery systems.

Aalok Shanghvi became a member of the Board of Directors in September 2010. Mr. Aalok Shanghvi works as a Senior General Manager in International Marketing for Sun Pharma. He also founded PV Powertech Pvt. Ltd., a manufacturer and exporter of photo-voltaic solar panels. Mr. Aalok Shanghvi earned his Bachelor of Science in Molecular Biology at the University of Michigan.

Sudhir Valia became a member of the Board of Directors of the Company and the Nominating Committee in September 2010. Mr. Valia joined Sun Pharma as a full-time director since his appointment in April 1994 and is currently responsible for finance, commercial, operations, projects and quality control, among other things. Prior to joining Sun Pharma, Mr. Valia was a qualified chartered accountant in private practice. Mr. Valia is on the Board of Directors of a number of companies in Sun’s group, including Sun Pharma Advanced Research Company Ltd.

Ilana Avidov-Mor is a Certified Accountant who became a member of the Board of Directors and Audit Committee in December 2010, the Special Committee in November 2011 and the Stock Option Committee in March 2012. She currently serves as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds. Ms. Avidov-Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), fulfilling various positions between the years 1994 and 2009. Among these positions, Ms. Avidov-Mor served as Deputy General Manager of the Bank for over a decade, and as Comptroller for eight years. Between the years 1974 and 1994, Ms. Avidov-Mor worked for Braude & Partners Accountants. Ms. Avidov-Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and 3 pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank). Ms. Avidov-Mor is a former General Manager on behalf of Bank Yahav of 4 pension funds owned by the bank. Ms. Avidov-Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem.

Dan Biran became a member of the Board of Directors and Audit Committee in December 2010, the Special Committee in November 2011 and the Stock Option Committee in March 2012. Mr. Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit; Biological Industries Ltd.; Ducart Ltd.; as well as a director of the Board of Directors of Netafim and Enzymotek. Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems. Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc. He also served as an external director of Maachteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992. Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992. Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel.

Dov Pekelman became a member of the Board of Directors and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 and the Stock Option Committee in March 2012. Professor Pekelman is currently Chairman of Atera Networks Ltd. as well as Gilon Investments (TASE: GILN) and serves as a long standing Director of Makhteshim Agan Industries Ltd. (TASE: MAIN). He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, serves on the Board of Directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR). Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

James Kedrowski became Interim Chief Executive Officer of the Company in October 2010 and a member of the Board of Directors of the Company in May 2011. Mr. Kedrowski has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President. Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., where he held increasingly responsible positions, primarily in Alcoa’s Industrial Chemicals Business.

Michael Kalb, C.P.A. became Interim Chief Financial Officer of the Company in November 2010. Mr. Kalb has been GVP, Chief Accounting Officer of the Company since May 2010 and Chief Financial Officer of Taro U.S.A. since June 2009. Mr. Kalb has over nineteen years of financial and accounting advisory experience. From June 2004 to June 2009, Mr. Kalb was a Director in the Accounting and Financial Consulting Group of Huron Consulting Group, Inc. (“Huron”). Mr. Kalb was an integral part of Huron’s advisory team that assisted the Company with the restatement of its financial statements for 2005 and prior years. Mr. Kalb’s experience also includes over ten years at Ernst & Young, LLP within the Transaction Advisory Services Group and Audit and Assurance Services Group.

Avi Avramoff, Ph.D. joined our Company in October 2011 as Global Vice President, Research & Development. He is responsible for the Company’s new products development and is responsible for the management of the R&D Pharma and Chemistry, R & D Analytical Laboratories, Clinical studies, Regulatory Affairs, Pharmacovigilance, and the Intellectual Property Departments. He has penned various publications and abstracts in the field of pharmacy, as well as several patents and patent applications. Prior to joining our Company, Dr. Avramoff worked from 1993 to 1997 as the Pharmacokinetic Center Manager and later on from 1997 to 2011 as Vice President, Research & Development at Dexcel Pharma.

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

Rita Gerson, C.P.A., CIA joined our company in 2003 as Internal Auditor and now serves as Group Vice President, Internal Audit. Ms. Gerson is also responsible for the implementation of Sarbanes-Oxley requirements for the Company. Ms. Gerson is a Certified Public Accountant in Israel and a Certified Internal Auditor by the IIA. Prior to joining the Company, Ms. Gerson was the International Activity and Subsidiaries Financial Comptroller, Assistant CFO, for a multi-national plastics and irrigation systems company headquartered in Israel.

Michael Teiler joined our company in 2011 and currently serves as Group Vice President, Portfolio Management. He is responsible for the new product introduction process, from selection to launch. From 1987 to 2011, Mr. Teiler served at Teva Pharmaceutical Industries Ltd. in several generic R&D and Portfolio Management positions, most recently as VP Generic R&D for the Teva International Group.

Mariana Bacalu joined our company in 1984 as Senior Analyst in the Quality Control Laboratory. As Vice President, Quality Affairs, she is currently responsible for quality affairs at the Haifa Bay facility. Prior to joining our Company, Ms. Bacalu served as a production manager for Polymer Industry in Romania.

Yohanan Dichter joined our company in 1986 in the research department and since 1988 has served as the Vice President, Pharmacist in Charge of the Haifa Bay pharmaceutical manufacturing plant. In 2006, he was also named Senior Quality Manager. He is responsible for the review and release of all pharmaceutical products manufactured or sold in Israel. Prior to joining our Company, Mr. Dichter served in the Medical Corps of the Israel Defense Forces, was employed by Kupat Holim and worked in a private pharmacy.

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

Yael Stein Doukhan joined our company in 2006 as Legal Department Director. In 2010, Mrs. Stein Doukhan was promoted to Vice President, General Counsel of Israeli Operations and is in charge of the Legal Department in Israel. Prior to joining our company, Mrs. Stein Doukhan practiced law in Israel and the UK for ten years and holds a bachelor degree in law and Master of Business Administration. Mrs. Stein Doukhan has been licensed as an attorney in Israel since 1997.

Itzik Baruch joined our Company in 2003 as Taro’s Utilities and Maintenance Director. In 2010, Mr. Baruch was promoted to Vice President, Technical Services. Mr. Baruch is responsible for all engineering and maintenance activities and general site services. Prior to joining our Company, Mr. Baruch was employed as Operational Director at BEE and as Maintenance Director at Tnuva as well as other position in the Chemical Industry. Mr. Baruch received his B.Sc. degree in Mechanical Engineering from the Technion – Israel Institute of Technology in 1992.

B. COMPENSATION

Our directors are paid NIS 115,400 per year for their service as directors and NIS 3,470 for each board meeting and committee thereof that they attend, as of December 31, 2010, linked to the Israeli CPI. Dilip Shanghvi is paid $803,780 per year for his service in addition to his duties as director and Chairman of the board. Aalok Shanghvi and Sudhir Valia are each paid $506,170 per year for their service in addition to their duties as directors. The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We paid an aggregate of $7,390,232 to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended December 31, 2011. This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated less than $100,000. In addition, $296,807 was set aside in 2011 to provide all executive officers and directors with pension, retirement or similar benefits. During 2011, the Company’s executive officers and directors did not receive any options to purchase Taro’s ordinary shares.

As of February 29, 2012, the Company’s executive officers and directors held options to purchase an aggregate of 99,050 ordinary shares, at exercise prices ranging from $4.63 to $68.51 per share, under Taro’s stock option plans; such options have original expiration dates between May 2010 and May 2016.

C. BOARD PRACTICES

We are incorporated in Israel and, therefore, we are subject to the provisions of the Israeli Companies Law, in addition to the relevant provisions of U.S. laws.

Board of Directors

According to the Israeli Companies Law, the Board of Directors sets the policy of a company and supervises the general manager of a company in the performance of his or her role. The Board has residual powers so that it may exercise any power of the company not granted to any other organ either by law or by our Articles of Association. According to our Articles of Association, as part of its powers, our Board may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it thinks fit, including the grant of security interests on all or any part of our property.

Our Board currently consists of seven directors. The following members of our Board have been determined to be independent within the meaning of applicable NYSE regulations: Ilana Avidov-Mor, Dan Biran and Dov Pekelman.

According to our Articles of Association, our Board may neither consist of fewer than five, nor more than 25 directors.

Our directors, other than our statutory external directors, are elected at annual general meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Directors may also be appointed to fill vacancies, or may be appointed to serve as additional members of the Board, by an ordinary resolution passed at an extraordinary general meeting of our shareholders. Likewise, in the event of a vacancy, the Board is empowered to appoint a director to fill such vacancy until the next annual general meeting of shareholders. A director, other than a statutory external director, holds office until the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

We do not have any service contracts with any of our directors that would provide for benefits upon termination of employment.

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

The Israeli Companies Law provides that no person can serve as a statutory external director if the person’s other positions or other business creates, or may create, a conflict of interest with the person’s responsibilities as a statutory external director or may otherwise interfere with the person’s ability to serve as a statutory external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Until the lapse of two years from termination of office as statutory external director, a company, its controlling shareholder and any entity controlled by the controlling shareholder, may not grant a former statutory external director, his/her spouse or child any benefits, directly or indirectly, including engaging the former statutory external director, his/her spouse or child to serve as an office holder in the company or in any company controlled by the controlling shareholder of the company and cannot employ or receive professional services from that person for consideration, either directly or indirectly, including through a corporation controlled by such former statutory external director. The same shall apply to a relative, who is not a former statutory external director’s spouse or child, for a period of one year from termination of office as statutory external director.

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

The initial term of a statutory external director is three years and may be extended for two consecutive terms of three years each, provided that his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include either of the criteria described above with respect to his or her initial election. In accordance with the regulations under the Israeli Companies Law, companies whose securities are listed on one of a number of non-Israeli stock exchanges may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Ilana Avidov-Mor and Dan Biran currently serve as statutory external directors on the Company’s Board. Our Board has determined that Ilana Avidov-Mor possesses accounting and financial expertise, whereas Dan Biran possesses professional competence, as required of our statutory external directors under the Israeli Companies Law.

Qualifications of Directors Generally Under the Israeli Companies Law

Under the Israeli Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely statutory external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to statutory external directors). In accordance with the Israeli Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with accounting and financial expertise in our company shall not be less than one. As described above, currently Ms. Avidov-Mor has been determined by the board to possess such accounting and financial expertise.

Unaffiliated Directors Under the Israeli Companies Law

Under a recent amendment to the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as a statutory external director or a director who meets the following criteria:

•

he or she meets the qualifications for being appointed as a statutory external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•

he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

The foregoing amendment to the Israeli Companies Law further provides that a company may also elect to impose, via the adoption of a propose set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole. Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.

As of the date of this annual report, we have not elected to adopt these corporate governance rules.

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

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised of Board members. Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director. Our Board has formed audit, nominating and special committees.

Audit Committee

Under the Israeli Companies Law and our Articles of Association, our Board is required to appoint an Audit Committee of at least three directors, a majority of whom must be unaffiliated directors, and which must include all statutory external directors (at least two), but excluding:

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

A person who is not qualified to serve as a member of the audit committee shall not be present at the committee’s meetings and at the time resolutions are adopted thereby, unless such person’s participation is required in order to present to the committee a particular matter.

Currently, our Audit Committee consists of the following directors: Dan Biran, Ilana Avidov-Mor and Dov Pekelman, all of whom have been determined by our Board to be independent as defined by the applicable NYSE rules and those of the SEC. Ilana Avidov-Mor and Dan Biran are statutory external directors. Dan Biran is the chairman of the Audit Committee.

Under the Israeli Companies Law (under an amendment adopted in 2011) and our restated Audit Committee charter adopted in March 2011, our Audit Committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders (as defined above)) or transactions in which an office holder has a personal interest and whether such transaction is material, (iii) where the Board of Directors approves the working plan of the internal auditor, examining such working plan before its submission to the Board and proposing amendments thereto, (iv) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (v) examining the scope of the company’s auditor’s work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the Board or the general meeting of shareholders) and (vi) determining procedures with respect to the treatment of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees. In compliance with recently adopted regulations under the Israeli Companies Law, our Audit Committee also approves our financial statements, thereby fulfilling the requirement that a Board committee provide such approval.

In accordance with Sarbanes-Oxley requirements and our Audit Committee charter, our Audit Committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the Audit Committee is also responsible for, among other things, assisting the Board in reviewing, and recommending actions to the Board with respect to, our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

The Audit Committee is also responsible for making proposals to the Board with respect to the compensation of our executive officers. Thus, the determination, or recommendation for determination, of the compensation of our executive officers is made by a majority of our independent directors (as defined under the applicable NYSE rules).

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the year ended December 31, 2011. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114, “The Auditor’s Communication With Those Charged With Governance,” issued by the Auditing Standards Board of the American Institute of Certified Public Accountants which replaced SAS No. 61, “Communication With Audit Committees.” Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of the Company that the audited consolidated financial statements referred to above be included in this 2011 Annual Report.

Approval of Interested Party Transactions

Under the Israeli Companies Law, the approval of the Audit Committee is required to effect certain actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. Such interested party transactions (including matters described in the following paragraph) require the approval of the Audit Committee, the Board and in certain cases, the shareholders. Such shareholders approval, in certain cases, also requires a special voting majority. See “Disclosure of Personal Interests of a Controlling Shareholder” in Item 10.B hereof.

Audit Committee approval is also required to approve the grant of an exemption from the responsibility for a breach of the duty of care towards the Company, or for the provision of compensation arrangement including insurance or indemnity to any office holder.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an internal auditor proposed by the Audit Committee. The internal auditor may not be an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital), the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors, or a relative of an office holder or of an interested party, nor may the internal auditor be our external independent auditors or their representatives. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. As of March 31, 2012, Mr. Elisha Sa’ar, C.P.A., an independent public accountant, appointment as the Company’s internal auditor was terminated and as of that same date Mrs. Rita Gerson was appointed by the Company’s Board of Directors as internal auditor and ceased being an officer of the Company. The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting and the internal auditor may participate in all Audit Committee meetings.

Compensation Committee

Under the Israeli Companies Law, compensation arrangements of an office holder requires the approval of the audit committee and the board, regardless of whether such transaction is an extraordinary transaction. Such a transaction may be approved by the Compensation Committee of the board, in lieu of the audit committee; to the extent such committee exists and complies with all provisions relating to the audit committee. In addition, in case of an amendment to an existing compensation arrangement, only the audit committee approval will be required, if the audit committee determines that the amendment is not material in relation to the existing arrangement. The Compensation Committee is also responsible for making proposals to the Board with respect to the compensation of employees other than office holders. In the case of an office holder who is also a director, in addition to the approval of the audit committee (or a similarly constituted compensation committee in lieu of the audit committee) and the board, the approval of the Company’s shareholders is required (in that order). As of February 29, 2012, we did not have a Compensation Committee, and our Audit Committee served as the body (along with the Board, and, in the case of director compensation, the shareholders) that recommends and approves compensation of office holders.

Nominating Committee

The Nominating Committee recommends candidates for election to our Board of Directors pursuant to a written charter. As of February 29, 2012, our Nominating Committee consisted of the following directors: Dilip Shanghvi, Chairman and Sudhir Valia.

Special Committee

In November 2011, the Company’s Board of Directors formed a Special Committee of independent directors, comprising of Dov Pekelman (Chairman of the Special Committee), Ilana Avidov-Mor and Dan Biran, to review and evaluate the non-binding proposal by Sun to acquire all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $24.50 per share, in cash.

D. EMPLOYEES

The following table sets forth the number of full time equivalents as of December 31, 2011* :

	000000	000000	000000	000000	000000	000000
	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	134.0	31.0	41.0	—	—	206.0
Administration	63.0	30.0	50.5	—	1.0	144.5
Research and Development	12.0	40.0	84.0	—	—	136.0
Production and Quality Control	—	278.0	508.5	—	—	786.5

Total	209.0	379.0	684.0	—	1.0	1,273.0

The following table sets forth the number of full time equivalents as of December 31, 2010*:

	000000	000000	000000	000000	000000	000000
	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	127.0	36.0	41.0	—	1.0	205.0
Administration	71.0	31.0	48.5	—	2.0	152.5
Research and Development	13.0	40.0	116.0	—	1.0	170.0
Production and Quality Control	—	244.0	442.5	—	—	686.5

Total	211.0	351.0	648.0	—	4.0	1,214.0

The following table sets forth the number of full time equivalents as of December 31, 2009*:

	000000	000000	000000	000000	000000	000000
	U.S.A.	Canada	Israel	Ireland	Other	Total
Sales and Marketing	116.0	34.0	42.0	1.0	—	193.0
Administration	87.0	31.0	45.5	5.0	1.0	169.5
Research and Development	14.0	42.0	124.0	4.0	2.0	186.0
Production and Quality Control	—	224.0	403.5	22.0	—	649.5

Total	217.0	331.0	615.0	32.0	3.0	1,198.0

*	In the U.S.A., distribution employees are included in the Sales and Marketing category.

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

On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Collective Bargaining Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Collective Bargaining Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term. The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. Additionally, the Collective Bargaining Agreement, inter alia, provides for a one-time payment of $1.5 million (payable in NIS) to be divided among Taro’s Israeli employees as of the date of the Collective Bargaining Agreement.

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

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of February 29, 2012. The percentage of ownership is based on 44,476,032 ordinary shares outstanding as of February 29, 2012. Ordinary shares subject to options currently exercisable, as of February 29, 2012, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Dilip Shanghvi (1)	—	0.00%
Aalok Shanghvi	—	0.00%
Sudhir Valia	—	0.00%
Ilana Avidov-Mor	—	0.00%
Dan Biran	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Michael Kalb, C.P.A. (New York)	—	0.00%
Hannah Bayer, C.P.A. (Israel)	*	*
Rami Zajicek, Esq.	*	*
Mariana Bacalu	—	0.00%
Yohanan Dichter	—	0.00%
Rita Gerson, C.P.A. (Israel), CIA	*	*
Roman Kaplan, Ph.D.	—	0.00%
Hagai Reingold	—	0.00%
Yoel Shamir	—	0.00%
Tzvi Tal	*	*
Yael Stein Doukhan	*	*
Itzik Baruch	—	0.00%
Michael Teiler	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Total for all directors and officers (21 persons) listed above, as a group	*	*

*	Less than 1%

The following table sets forth certain information regarding the ownership of our founders’ shares by our directors and officers as of February 29, 2012. The percentage of ownership is based on 2,600 founders’ shares outstanding as of February 29, 2012.

		Percentage of
Name	Number of Founders’ Shares	Outstanding Founders’ Shares
Alkaloida (2)	2,600	100.00%

(1)	Dilip Shanghvi, as the Chairman of the board of directors of Sun Pharma, controls Sun. As of February 29, 2012, Sun owned 66.3% of Taro’s outstanding ordinary shares.
(2)	Alkaloida, a subsidiary of Sun, owns all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding. As a result of the control that may be deemed to be held of Alkaloida, each of Dilip Shanghvi, Sudhir Valia and Aalok Shanghvi may be deemed to beneficially own the founders’ shares held by Alkaloida. Each such person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

As of February 29, 2012, the directors and executive officers listed above, as a group, held options to purchase 99,050 of our ordinary shares at exercise prices ranging from $4.63 to $68.51, such options have original expiration dates between May 2010 and May 2016. Current executive officers and directors are ineligible to exercise options until such time as the Company allows trading of its stock by executive officers and directors, at which time, options that would have expired, must be exercised within 90 days.

Stock Option Plans

From time to time, we have granted options to purchase our ordinary shares. As of February 29, 2012, there were 331,555 options outstanding to acquire our ordinary shares.

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

The 1991 Stock Incentive Plan permits the grant of options and stock appreciation rights (“SARs”). Options outstanding are non-qualified stock options (“NQSOs”). The total number of our ordinary shares with respect to which options and SARs may be granted under the 1991 Plan may not exceed 1,000,000, subject to appropriate adjustment in the event of stock dividends, stock splits and similar transactions.

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

As of February 29, 2012, 6,025 ordinary shares were subject to outstanding options. Of such options, none were held by executive officers or directors who are not executive officers; and 6,025 (at an average exercise price of $2.47 per share) were held by other persons. None of such options was an SAR. The Company issues new shares to employees and associates exercising their stock options.

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

The 1999 Stock Incentive Plan permits the grant of options and SARs. Options outstanding are NQSOs. SARs may be granted either alone or in tandem with ISOs or NQSOs, and may be granted before, simultaneously with or subsequent to the grant of an option. Any option granted in tandem with a SAR would no longer be exercisable to the extent the SAR is exercised and the exercise of the related option would cancel the SAR to the extent of such exercise.

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

As of February 29, 2012, 325,130 ordinary shares were subject to outstanding options. Of such options, 99,050 (at an average exercise price of $24.08 per share) were held by executive officers; none were held by directors who are not executive officers; and 232,505 (at an average exercise price of $27.16 per share) were held by other persons. None of such options was an SAR. The Company issues new shares to employees and directors exercising their stock options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of February 29, 2012, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares. The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares. Percentage ownership is based on 44,476,032 ordinary shares outstanding as of February 29, 2012.

Name	Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding
Sun (1)	29,497,933	66.3%

(1)	As reported on the Schedule 13D/A filed by Sun on October 18, 2011.

The significant changes in percentage ownership held by the aforementioned major shareholders from February 28, 2009 to February 29, 2012 are as follows:

Name	Change in Percentage Ownership
Sun	29.7% Increase

Founders’ Shares

At the formation of our company in 1959, two classes of shares were created, founders’ shares and ordinary shares. One-third of the voting power of all of our voting shares is allocated to the founders’ shares. Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of February 29, 2012, Sun controls approximately 77.5% of the voting power in our Company by reason of their (i) beneficial ownership of an aggregate of approximately 66.3% of our ordinary shares and (ii) ownership of the founders’ shares, which constitute one-third of the voting power of our shares.

B. RELATED PARTY TRANSACTIONS

The Company has substantial relationships with Sun. Certain of Taro’s Board members, including the Chairman, are also on Sun Pharma’s Board of Directors. In addition, certain of Taro’s officers and executives are also executives of Sun. Taro’s Interim Chief Executive Officer, who is also a member of the Board of Directors of Taro, is an officer of an indirect subsidiary of Sun Pharma.

During 2011, Taro entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these transactions material or unusual and believes that terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary pursuant to Israeli legal requirements and therefore did not require shareholders approval.

On October 18, 2011, the Company received a letter from Sun making a non-binding proposal for the acquisition of all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $24.50 per share, in cash. The Company’s Board of Directors formed an independent Special Committee, comprised of Dov Pekelman (Chairman of the Special Committee), Ilana Avidov-Mor and Dan Biran, to review and evaluate the offer with its independent financial and legal advisors. For further information regarding Sun’s proposal, see the Company’s Form 6-K report filed with the SEC on October 19, 2011 and see Note 22 to our consolidated financial statements included elsewhere in this 2011 Annual Report.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2011 Annual Report, beginning on page F-1.

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

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%. The suit alleges that Suven’s ANDA seeking approval from the FDA to sell its own malathion lotion infringes Taro’s patent.

Other Legal Actions

The Company challenged a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro U.S.A. The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34 million nominal amount of tax and approximately $19 million in interest and other charges to be paid by Taro. In January 2008, the Company filed an appeal against the assessment with the Haifa District Court. In addition, in June 2008, the Company filed an application with the ITA to have the matter raised with the U.S. Internal Revenue Service under the Israel/U.S. Tax Treaty Mutual Agreement Proceedings (“MAP”). MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings. The Company and the ITA reached an agreement related to the tax assessment and the Company paid the ITA NIS 7.5 million on October 5, 2011.

On November 10, 2004, the Company was sued in the Superior Court of New Jersey in Atlantic County along with other defendants in a purported class action lawsuit for alleged personal injuries related to defendants’ sale of amiodarone. On June 9, 2010, the class action case was dismissed with prejudice, with a window of 150 days for individual claimants to file lawsuits. Only one suit was commenced against the Company. In early 2011, an agreement to resolve this matter was reached which had no material impact on the Company’s financial position.

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

On March 7, 2011, the Company was sued by The Blackstone Group L.P. (“Blackstone”) in the Supreme Court of the State of New York, County of New York. The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company. Blackstone originally sought $6.3 million in fees and expenses and has subsequently amended its pleadings to adjust its claim to $3.7 million. The parties are currently in the discovery phase of the litigation, and the Company denies liability in the matter.

On February 21, 2012, the Company entered into a License and Settlement Agreement (the “Medicis Settlement Agreement”) with Medicis Pharmaceutical Corporation. In connection with the Medicis Settlement Agreement, we agreed to settle all legal disputes between the parties relating to Medicis’ LOPROX® Shampoo and Medicis agreed to withdraw its complaint against Taro pending in the U.S. District Court for the Southern District of New York for alleged patent infringement. Subject to the terms and conditions contained in the Medicis Settlement Agreement, Medicis granted Taro a non-exclusive, royalty-bearing license to make and sell limited quantities of our generic version of LOPROX® Shampoo.

Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

As of March 12, 2012, the Company’s Board of Directors formed a Stock Option Committee, consisting of Dov Pekelman, Dan Biran and Ilana Avidov-Mor, to administer the Company’s 1991 and 1999 Stock Incentive Plans.

As of March 22, 2012, our ordinary shares have been listed on the NYSE under the symbol “TARO.”

As of March 31, 2012, Mr. Elisha Sa’ar, C.P.A., an independent public accountant, was terminated as the Company’s internal auditor and, as of that same date, Mrs. Rita Gerson was appointed by the Company’s Board of Directors as internal auditor and ceased being an officer of the Company.

Our Board of Directors adopted a restated written charter for our Audit Committee in March 2012, replacing its prior charter, which had been adopted in October 2002. The charter describes the committee’s purpose, authorities and responsibilities under the Israeli Companies Law and Sarbanes-Oxley, and furthermore complies with the requirements for an audit committee charter that are set forth in the NYSE Listed Company Manual.

As of April 2, 2012, the Board of Directors dissolved the Company’s Nominating Committee.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

On December 13, 2006, as a result of our late filing, our ordinary shares were de-listed from the NASDAQ Global Select Market and were quoted on the Pink Sheets under the symbol “TAROF” until our shares listed on the NYSE on March 22, 2012, under the symbol “TARO.” The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets during the last five years as of the end of the reporting period of this 2011 Annual Report:

	High	Low
2007	$10.30	$5.75
2008	$10.80	$7.25
2009	$9.94	$8.10
2010	$14.50	$9.30
2011	$29.50	$14.10

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2011 Annual Report, and any subsequent period:

	High	Low
First Quarter 2010	$13.50	$9.30
Second Quarter 2010	$14.15	$13.00
Third Quarter 2010	$13.00	$11.00
Fourth Quarter 2010	$14.50	$10.72

First Quarter 2011	$14.78	$14.10
Second Quarter 2011	$20.88	$14.23
Third Quarter 2011	$22.00	$18.25
Fourth Quarter 2011	$29.50	$19.35

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets during the last six months:

	High	Low
Sep-11	$20.49	$19.51
Oct-11	$24.50	$19.35
Nov-11	$29.15	$24.40
Dec-11	$29.50	$28.20
Jan-12	$32.50	$29.10
Feb-12	$38.60	$31.45

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares have been traded in the over-the-counter market in the United States since 1961. Our ordinary shares were first registered for trading on NASDAQ in 1982. Our ordinary shares first became quoted on the NASDAQ National Market in 1993 under the symbol “TARO.” On July 1, 2006, the NASDAQ National Market was renamed the NASDAQ Global Market and our ordinary shares became quoted on the NASDAQ Global Select Market, a segment of the NASDAQ Global Market. On December 13, 2006, our ordinary shares were de-listed from the NASDAQ Global Select Market and were then quoted on the Pink Sheets under the symbol “TAROF.” As of March 22, 2012, our ordinary shares have been listed on the NYSE under the symbol “TARO.” There is no non-United States trading market for our ordinary shares.

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

Compensation for Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors require the approval of the audit committee, the board of directors and the shareholders approval, in that order, except where the companies regulations adopted under the Israeli Companies Law provide for certain easements from such requirements. Arrangements as to compensation of a public company’s office holders who are not directors require the approval of the audit committee and the board of directors in that order as detailed above in “Approval of Interested Party Transactions” in Item 6.C.

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

Director Qualifications

Our Articles of Association do not require directors to hold shares in the Company. According to the Articles, the number of directors of the Company should be not less than five or more than twenty-five. Under Israeli Companies Law, we must have at least two statutory external directors on the Board of Directors (see “Qualifications of Statutory External Directors” in Item 6.C above).

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

Our share capital is divided into founders’ shares and ordinary shares. Holders of each paid-up share are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. In addition, all ordinary shares shall together entitle their holders to two-thirds of the voting power of our Company. All founders’ shares shall together entitle their holders to one-third of the voting power of our Company. Under our Articles of Association, an increase to the share capital, creation of preferred shares or shares with special rights, consolidation or division of share capital, cancellation of shares and reduction in share capital, require a special resolution of the shareholders, i.e. an affirmative vote of 75% of the voting power voting in person or by proxy. The rights attached to any class of shares may be modified with the consent in writing of the holders of three-fourths of the issued shares of that class or by way of a special resolution of the shareholders.

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

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association unless the transfer is restricted or prohibited by another instrument (or by any other limitation described herein).

Mergers and Acquisitions under Israeli Law

The Israeli Companies Law and the regulations promulgated thereunder include provisions that allow a merger transaction, in general, and require that each company that is a party to a merger has the transaction approved by its board of directors and a vote of the majority of the voting power of its shares at a shareholders’ meeting called on at least 35 days’ prior notice by each of the merger parties. Under the Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. A court may determine that a company duly approved a merger, in certain cases, upon the request of shareholders holding 25% or more of the voting power in the company. A court may not approve a merger unless it is convinced that the merger offer is fair and reasonable, in light of the valuation of the merging companies and the consideration which has been offered to the shareholders. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 30 days have passed from the time that the shareholders of each company have approved the merger and 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies.

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

If as a result of any acquisition of shares, the acquirer will hold more than 90% of the company’s issued and outstanding share capital or of a class of shares or more than 90% of the voting power of the company, the acquisition may not be made other than through a tender offer to acquire all of the shares or all of the shares of such class. If the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company or of a class of shares (or voting power thereof), and a majority of the shareholders offered such tender who do not have a personal interest in receipt of such tender accepted such tender (which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares or voting rights), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. If the dissenting shareholders hold 5% or more of the issued and outstanding share capital (or voting power) of the company or of a class of shares, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of a class of shares. Shareholders may petition the court to alter the consideration for the acquisition to reflect a fair value. Such petition may be submitted within 6 months from the date the tender offer has been accepted. However, the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek such a court appraisal.

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

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2011 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than as set out below and contracts entered into in the ordinary course of business.

Quinnova Agreements

In June 2009, Taro and Quinnova Pharmaceuticals, Inc. (“Quinnova”) entered into an agreement to co-promote “Neosalus” and “Cleanse & Treat” (the “Co-Promote Products”) in the United States. Until the expiration of the agreement in September 2010, Taro’s branded division, TaroPharma®, and Quinnova were engaged in the coordinated marketing of the Co-Promote Products. This agreement was terminated upon mutual agreement of the parties.

In May 2010, Taro and Quinnova entered into an agreement to co-promote Taro’s Topicort® and desoximetasone products. Under the terms of the arrangement, Taro manufactured and Quinnova co-promoted the products. This agreement was terminated upon mutual agreement of the parties as of January 15, 2011.

Glenmark Agreement

In May 2010, Taro and Glenmark Generics Inc., USA, a wholly owned subsidiary of Glenmark Generics Ltd., India (“Glenmark”), entered into an exclusive license and supply agreement for a branded product. Glenmark manufactures the product and Taro distributes the product to customers. Taro paid an up-front payment of $2.5 million for distribution rights and an additional payment of $2.5 million upon the first shipment to customers, for a total of $5.0 million, which is being amortized over six years. Taro also pays royalties based on the amounts of sales to its customers.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. The corporate tax rate for the tax years 2010 and 2011 was 25% and 24%, respectively. Such rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. Recently, the Law for Change in the Tax Burden (Legislative Amendments) - 2011, or the Tax Burden Law, was published by the Israeli Knesset. The Tax Burden Law canceled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% for 2012 and onwards. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed below, may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended on April 1, 2005 (the “2005 Amendment”) and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or instead may elect to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to the 2005 Amendment and 2011 Amendment as well as the relevant changes contained in such amendments.

Tax Benefits Before the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. A company that wished to receive benefits had to receive an approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company owning an Approved Enterprise may elect to forego certain government grants extended to an Approved Enterprises in return for an alternative package of tax benefits, or the Alternative Benefits Program. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years, or the Exemption Period, beginning with the first year in which the company derives taxable income under the program after the commencement of production, depending on the geographic location of the Approved Enterprise within Israel. After the Exemption Period, the company will be eligible for the reduced tax rates of 10%-25%, depending on the extent of foreign investment in the company. These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center). However, the period of benefits may in no event exceed the lesser of twelve years from the year in which the production commenced (as determined by the Investment Center) or fourteen years from the year of receipt of Approved Enterprise status, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, the company’s effective tax rate reflects the weighted average of the applicable rates.

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

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC). An FIC that is eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The following table sets forth the tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program.

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. This withholding tax is deductible by the company. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. Under the Investment Law, a company that has participated in an Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. In addition, a company that pays a dividend out of tax-exempt income generated by its Approved Enterprise will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate which would have been applicable to such income had such income not been exempted from tax under the Investment Law. This rate generally ranges from 10% to 25%, depending on the extent of non-Israeli shareholdings in the company. We have elected to use the Alternative Benefits Program, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether an Alternative Benefits Program is elected.

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits. We have received four approvals granting us a package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise was exempt from corporate tax for a period of four years from 2001, and was eligible for a reduced tax rate of between 10% and 25% for an additional two years. Under the second approval, our undistributed income derived from another Approved Enterprise was exempt from corporate tax for a period of two years from 2001 and was eligible for a reduced tax rate of 10% to 25% for an additional seven years. The benefits pursuant to the first two approvals have expired. Under the third approval (benefit period starting 2003), our undistributed income was exempt from corporate tax for a period of two years following implementation of the plan and we will be eligible for a reduced tax rate of between 10% and 25% for an additional thirteen years thereafter. All of these programs are subject to the time limits imposed by the Investment Law and based upon the level of foreign ownership in the company in each tax year. To retain the most favorable rates we must maintain a foreign shareholders’ level of at least 90%. We believe that we currently exceed this level but there can be no assurance that we will be able to reach or maintain this level of foreign ownership for each subsequent year. Under an additional Approved Enterprise program submitted for (benefit period starting 2007), our undistributed income, derived from this approval, was exempted from corporate tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter. We filed a request for an additional five years of reduced tax rates. As a result of these programs, a substantial portion of the profits derived from products manufactured in Israel may benefit from a reduced Israeli corporate tax rate.

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

Pursuant to the 2005 Amendment, it is no longer necessary for a company to obtain the Investment Center’s approval in advance in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment (a “Benefited Enterprise”). Companies may, at their discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the ITA regarding their eligibility for benefits under the 2005 Amendment. The Investment Law includes provisions attempting to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

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

The Investment Law also provides that a Benefited Enterprise is entitled to accelerated depreciation on its property and equipment that are productive assets as defined by the 2005 Amendment.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, then it may be required to refund the amount of tax benefits, together with the CPI linkage adjustment and interest, or other monetary penalty.

The Company notified the Israeli Tax Authority within 12 months of the end of 2010 that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. The Company will be exempt from corporate tax for a period of two years following implementation in 2010 and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise that chose to receive grants before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while, provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% in 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an Alternative Benefits Program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. We have evaluated the likely effect of these provisions of the 2011 Amendment and, did not file a request to apply the new benefits under the 2011 Amendment.

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

•	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

•	Accelerated depreciation rates on equipment and buildings; and

•	A straight-line deduction of expenses related to a public offering over a three-year period commencing in the year of offering.

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the OCS are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the OCS of 3-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Effective for grants received from the OCS under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

The terms of the Israeli government participation also require that the manufacture of products developed with government grants be undertaken in Israel. However, under the regulations of the Research Law, if any of the manufacturing is undertaken outside of Israel, assuming we receive approval from the OCS for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel as follows:

Extent of manufacturing volume outside of Israel	Royalties to the Chief Scientist as a percentage of grant
Less than 50%	120%
between 50% and 90%	150%
90% and more	300%

A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared at the time of application for funding.

In general, the technology developed with OCS grants may not be transferred to Israeli third parties without the prior approval of a governmental committee under the Research Law and may not be transferred to non-Israeli third parties. A recent amendment to the Research Law has stressed that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. This approval, however, is not required for the export of any final products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted, or if granted, will be on reasonable commercial terms.

The Israeli authorities have indicated that the government may reduce or abolish grants from the OCS in the future. Even if these grants are maintained, we cannot assure you that we will receive OCS grants in the future. In addition, each application to the OCS is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the OCS. We cannot assure you that applications to the OCS will be approved and, until approved, the amounts of any grants are not determinable.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including depreciation, relating to scientific research and development projects, provided that the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, if:

•	the research and development is for the promotion or development of the company in one of the fields specified in the Israeli Income Tax Ordinance (new version), 1961 (“Tax Ordinance”); or

•	the research and development is carried out by or on behalf of the company seeking the deduction in such field.

Expenditures not so approved are deductible over a three-year period, from the first year that the expenditures were made. However, the amount of the government grant given will be subtracted from the amount of expenses which may be deducted.

Taxation of Non-Resident Holders of our Ordinary Shares

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% (25% if the dividend recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period), unless a reduced rate is provided under an applicable tax treaty. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Pursuant to the Tax Burden Law, as of 2012, such tax rate is 25%, or 30% if the dividend recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period. However, distribution of dividends from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise is subject to Israeli income tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than

25% of the gross income for such preceding year consists of certain types of dividends and interest. Furthermore, dividends paid from income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (“TP Regulations”). Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years of 2011 and 2012, dividends may constitute qualified dividend income eligible to be taxed at the preferential rate applicable to long-term capital gains (currently a maximum rate of 15%), provided that (1) (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service (“IRS”), to be satisfactory, (2) we are not a passive foreign investment company (“PFIC”) (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) the following holding period requirements are met: (i) the U.S. Holder held the ordinary shares with respect to which the dividend was paid for at least 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); and (ii) to the extent that the U.S. Holder is under no obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary shares with respect to which the dividend is paid. Since our shares are now traded on the New York Stock Exchange, we believe the requirements of 1 (a), (1) (b) and (2) are met, and therefore dividends on our shares would qualify as qualified dividend income so long as a U.S. Holder met requirement (3). Unless the reduced rate provision is extended or made permanent or other changes are made by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates.

You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices and on our website at www.taro.com.

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

In 2011, 84% of our revenue was generated in United States dollars. However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred. As a result, our reported profits and cash flows are exposed to changing exchange rates. If these foreign currencies weaken relative to the United States dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into United States dollars, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-United States dollar revenues, the effects of currency fluctuations on consolidated net revenue and operating income were not significant in 2011.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated in U.S. dollars. These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP.

In October 2011, we entered into forward contracts to off-set the variability of cash flows in U.S. dollars due to changes in the exchange rate with the Canadian Dollar. The total amount of the forward contracts to purchase the Canadian dollar was $96.1 million at an average forward rate of 1.02 Canadian dollars per U.S. dollar for which we posted collateral of $11.0 million. This collateral is recorded as restricted cash on the consolidated balance sheet. The contracts are over a one-year term and are settled in monthly installments of $9.3 million for the first six months and $8.3 million for the last six months. We do not account for this derivative as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contract. We recorded a net gain of $0.8 million on the forward contacts for the year ended December 31, 2011.

Our second most significant foreign exchange rate risk relates to our Israeli company’s transactions with Taro U.S.A. that are denominated in U.S. dollars. The total amount of the forward contract to purchase the NIS was $45.0 million at an average forward rate of 3.67 NIS per U.S. dollar for which we posted collateral of $5.1 million. This collateral is recorded as restricted cash on the consolidated balance sheet. The contracts are over a one-year term and are settled in monthly installments of $4.0 million for the first six months and $3.5 million for the last six months. We do not account for this derivative as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contract. We recorded a net loss of $1.7 million on the forward contracts for the year ended December 31, 2011.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates mainly to our long-term debt. Our interest expense is primarily sensitive to LIBOR and CPI as most of our long-term debt bears a LIBOR or CPI-linked interest rate.

Taro U.S.A. has an interest rate swap in place as of December 31, 2011, which converts a variable rate mortgage of LIBOR +1.25% to a fixed rate of 6.16%. The outstanding principal on this mortgage at December 31, 2011 was $8.5 million. We do not use hedge accounting for this interest rate swap and are therefore subject to earnings volatility due to fluctuations in the fair value of this interest rate swap.

As of December 31, 2011, our total outstanding debt of $44.7 million bears an average interest rate of 4.49%. Of the $44.7 million, only $34.9 million is exposed to interest rate fluctuation. Consequently, each 0.25% increase in interest rates will reduce pretax income less than $0.1 million.

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

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information contained in this section covers management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting in each case as of December 31, 2011.

a. Disclosure Controls and Procedures

        Management conducted an evaluation under the supervision and with the participation of our Interim Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. Disclosure controls and procedures are those controls and other procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified by the rules and forms promulgated by the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to management, including our Interim Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As a result of this evaluation, our Interim Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

b. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may decrease over time.

Our management, with the participation of our Interim Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. As a result of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, BDO Ziv Haft, has audited the effectiveness of our internal control over financial reporting as stated in their report included herein.

c. Changes in Internal Control Over Financial Reporting

Under applicable SEC rules (Exchange Act Rules 13a-15(d) and 15d-15(d)) management is required to evaluate any change in internal control over financial reporting that occurred during each fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As discussed below, management was actively engaged throughout this past year in the implementation of remediation efforts to address the material weaknesses that were identified as of December 31, 2010 related to the financial reporting close process, certain revenue recognition procedures, inventory and taxation. Those remediation efforts were designed both to address the identified material weaknesses and to enhance our overall financial control environment. As previously reported in “Controls and Procedures” under Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2010, we implemented the following remedial measures designed to address these material weaknesses.

Financial Reporting Closing Process

We have updated or revised the Company’s accounting policies and procedures and implemented new policies and procedures to enhance our control environment. We have formalized the documentation and fully implemented the procedures created and formalized the review of materials, schedules and results in support of the Company’s financial reporting and period-end closing procedures to provide reasonable assurances that our financial reporting is in conformity with U.S. GAAP. We have expanded our accounting organization by creating and filling new positions with qualified accounting and finance personnel, increasing the number of persons who are CPAs or the CPA international equivalent to assist us with the remediation process.

To further enhance our overall control environment, we continue to develop a plan to design and implement enhanced information technology systems and user applications commensurate with the complexity of our business and our financial reporting requirements. It is expected that these investments will improve the reliability of our financial reporting by reducing the need for manual processes, reducing the chance for errors and omissions and thereby decreasing our reliance on manual controls to detect and correct accounting and financial reporting inaccuracies.

Certain Revenue Recognition Procedures

Rebates and Other Sales Deductions

The Company has developed processes, including increasing, where possible, the use of automated processes to reduce the dependency on manual processes. The Company has also increased the number of qualified personnel assigned to estimating rebates and other sales deductions. The Company will conduct training and continue to incorporate more efficient controls over these estimation processes.

Inventory

The Company has incorporated more efficient controls, including increased use of automated processes and increased review of the schedules used to estimate the inventory valuation.

Taxation

The Company has engaged subject matter experts with specialized international and consolidated income tax knowledge, to assist with the creation, implementation and documentation of a consolidated tax process and formal internal reporting, monitoring and oversight of tax compliance and accounting for income taxes on a global basis. In addition, the Company has made significant progress in finalizing its tax returns, in all countries, for all prior years, which has and will continue to minimize the potential for changes to these tax returns.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ilana Avidov-Mor, a member of the Audit Committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NYSE regulations. See Item 6.A for a summary of Ilana Avidov-Mor’s relevant professional experience.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct applicable to our directors and all employees. We have also adopted a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers. A copy of the code of conduct or the code of ethics may be obtained, without charge, upon a written request addressed to: Corporate Affairs Department, Taro Pharmaceutical Industries Ltd., c/o Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. Any waivers of the code of conduct or the code of ethics for executive officers or directors will be disclosed through the filing of a Report on Form 6-K.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by (i) Ziv Haft, a BDO Member Firm (“Ziv Haft”) and (ii) Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (“Kost Forer”), for the years ended December 31, 2011, 2010 and 2009, respectively.

	2011	2010	2009
	(In millions of U.S. Dollars)
Audit fees	$1.68	$4.75	$4.54
Tax fees	0.25	0.11	0.02

Total	$1.93	$4.86	$4.56

The audit fees for the years ended December 31, 2011, 2010 and 2009, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All non-audit services provided by the Company’s independent auditors were approved by the Audit Committee.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable as the disclosure required under this Item was previously reported.

ITEM 16G. CORPORATE GOVERNANCE

Under the rules of the NYSE, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, Taro must comply with four principal NYSE corporate governance rules: (1) Taro must satisfy the requirements of Exchange Act Rule 10A-3; (2) Taro’s Chief Executive Officer must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the applicable NYSE corporate governance rules; (3) Taro must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) Taro must provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies under NYSE listing standards. The table below briefly describes the significant differences between Taro’s domestic practice and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Taro’s Approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	Taro is a controlled company because more than a majority of its voting power is controlled by Sun. As a controlled company, Taro would not be required to comply with the majority of independent directors’ requirements if it were a U.S. domestic issuer. There is not a similar requirement under Israeli practice or the Israeli Companies Law that requires Taro to have a majority of independent directors. Rather, the statutory director provisions under the Israeli Companies Law require Taro, as a public company, to have at least two outside/external directors.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	There is not a similar requirement under Israeli practice or the Israeli Companies Law, and non-management directors of Taro do not meet at regularly scheduled executive sessions without management.

303A.04

A listed company must have a Nominating/Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” are not required to comply with this requirement.

Taro does not have a nominating committee. As a controlled company, Taro would not be required to comply with the nominating/corporate governance committee requirements if it were a U.S. domestic issuer. There is not a similar requirement under the Israeli Companies Law.

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” are not required to comply with this requirement.

As a controlled company, Taro would not be required to comply with the compensation committee requirements if it were a U.S. domestic issuer. There is not a similar requirement under the Israeli Companies Law.

303A.06	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.	Taro has an audit committee currently comprised of three directors. Under the Israeli Companies Law, which provides standards for the independence of the audit committee, the Audit Committee shall have no less than three members and all of the external directors shall be members thereof. All of the directors that are members of the audit committee meet the NYSE independence requirements that would apply to the audit committee members in absence of our reliance on Exchange Act Rule 10A-3(C)(3).

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Taro’s Approach
303A.07	The audit committee of a listed company to be directly responsible, to the extent permitted by law, for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and that each such firm must report directly to the audit committee.	Pursuant to the Israeli Companies Law, Taro’s audit committee is responsible for determining the scope of the work of, and the compensation to be paid to, Taro’s external auditors, whereas the actual appointment of the external auditors and approval of their compensation is carried out by Taro’s shareholders at the annual meeting of shareholders. Furthermore, pursuant to the Israeli Companies Law, Taro’s audit committee is responsible for supervising the work of Taro’s external auditors with respect to the audit of Taro’s financial statements (as part of its service as the board committee with responsibilities related to Taro’s financial statements under the Israeli Companies Law), whereas actual final approval of the financial statements is provided by Taro’s board of directors as a whole.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Israeli Companies Law, shareholder pre-approval is not required for the adoption of equity compensation plans. Shareholder approval is required prior to any grants under the plan to directors of Taro.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Taro does not have formal corporate governance guidelines that address all of the matters specified in the NYSE rules. There is not a similar requirement under the Israeli Companies Law.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Taro has adopted a formal code of ethical and compliant conduct, which applies to its directors, officers and employees.

Taro reports each year under Item 16B of its annual report on Form 20-F any waivers of the code of ethical conduct granted for directors and executive officers. Taro’s code of ethical conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.

Taro also has a code of ethics that applies specifically to Taro’s Chief Executive Officer, Chief Financial Officer and Senior Officers.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Taro’s CEO will promptly notify the NYSE in writing if any executive officer of Taro becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2011 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2011 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (4)

2.1	Form of ordinary share certificate (1)

4.1	Taro Vit Industries Limited 1991 Stock Incentive Plan (2)

4.3	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (3)

4.4	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.5	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F) (4)

12.1	Certification of the Interim Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Interim Chief Executive Officer and Group Vice President, Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a).3	Loan agreements dated May 20, 2003 and November 27, 2003 among Taro Pharmaceutical Industries Ltd. and various lenders (5)

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.
(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and incorporated herein by reference.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2011 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

	By:	/s/ Michael Kalb
Michael Kalb
Dated: April 4, 2012		Group Vice President, Interim Chief Financial Officer
and Chief Accounting Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
April 4, 2012	Certified Public Accountants (Isr)
BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the internal control over financial reporting of Taro Pharmaceutical Ltd. and its subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 4, 2012 expressed an unqualified opinion on those consolidated financial statements.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
April 4, 2012	Certified Public Accountants (Isr)
BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$150,001	$54,144
Short-term bank deposits	89,814	31,000
Restricted short-term bank deposits	16,080	—
Marketable securities	2,901	3,693
Accounts receivable and other:
Trade, net	120,832	73,406
Other receivables and prepaid expenses	94,344	49,251
Inventories	107,378	83,709
Long-term assets held for sale, net	81	434

TOTAL CURRENT ASSETS	581,431	295,637
LONG-TERM RECEIVABLES AND OTHER ASSETS	23,131	30,663
PROPERTY, PLANT AND EQUIPMENT, NET	152,532	163,596
GOODWILL	7,277	7,285
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	19,172	22,771
DEFERRED INCOME TAXES	12,302	36,490

TOTAL ASSETS	$795,845	$556,442

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$—	$14,885
Current maturities of long-term debt	17,073	13,310
Accounts payable:
Trade payables	23,321	21,905
Other current liabilities	149,989	79,686

TOTAL CURRENT LIABILITIES	190,383	129,786
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	27,614	31,225
Deferred income taxes	1,851	2,342
Other long-term liabilities	4,934	8,576

TOTAL LONG-TERM LIABILITIES	34,399	42,143
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	224,782	171,929

SHAREHOLDERS’ EQUITY:
Taro shareholders’ equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2011 and 2010: 200,000,000 shares; Issued at December 31, 2011 and 2010: 44,799,507 and 43,341,732 shares, respectively
Outstanding at December 31, 2011 and 2010: 44,476,032 and 43,018,257 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2011 and 2010: 2,600 shares	1	1
Additional paid-in capital	253,577	244,668
Accumulated other comprehensive income	18,549	24,186
Treasury stock: 323,475 shares at December 31, 2011 and 2010	(1,329)	(1,329)
Accumulated earnings	295,787	113,107

Taro shareholders’ equity	567,264	381,312
Non-controlling interest	3,799	3,201

TOTAL SHAREHOLDERS’ EQUITY	571,063	384,513

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$795,845	$556,442

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Year ended December 31,
	2011	2010	2009

Sales, net	$505,668	$392,535	$355,936
Cost of sales	176,143	159,045	146,920
Impairment	—	113	171

Gross profit	329,525	233,377	208,845

Operating expenses:
Research and development, net	30,867	36,393	33,303
Selling, marketing, general and administrative	93,918	107,902	100,344
Impairment	784	2,617	3,363

	125,569	146,912	137,010

Operating income	203,956	86,465	71,835
Financial (income) expenses, net	(3,697)	11,840	13,575
Other gain, net	609	755	548

Income before income taxes	208,262	75,380	58,808
Tax expense (benefit)	24,551	10,477	(69,657)

Income from continuing operations	183,711	64,903	128,465
Net loss from discontinued operations	(433)	(352)	(11,714)

Net income	183,278	64,551	116,751
Net income attributable to non-controlling interest	598	473	2,728

Net income attributable to Taro	$182,680	$64,078	$114,023

Net income from continuing operations attributable to Taro	183,113	64,430	125,737
Net loss from discontinued operations attributable to Taro	(433)	(352)	(11,714)

Net income attributable to Taro	$182,680	$64,078	$114,023

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$4.12	$1.60	$3.21

Diluted	$4.12	$1.54	$3.10

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.01)	$(0.30)

Diluted	$(0.01)	$(0.01)	$(0.29)

Net income per ordinary share attributable to Taro:
Basic	$4.11	$1.59	$2.91

Diluted	$4.11	$1.53	$2.81

Weighted-average number of ordinary shares used to compute net income per share:
Basic	44,406	40,272	39,232

Diluted	44,491	41,850	40,568

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders’ Equity
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Retained Earnings (Accumulated Deficit)	Total Taro Comprehensive Income (Loss)	Total Taro Shareholders’ Equity	Non-controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2009	39,137	$680	$222,138	$7,722	$(1,329)	$(64,994)		$164,217		$164,217
Exercise of options and issuance of shares of ESPP	49	—	163					163		163
Share-based compensation			307					307		307
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				14,258			14,258	14,258		14,258
Net income						114,023	114,023	114,023	2,728	116,751

Total comprehensive income:							$128,281		$2,728

Balance at December 31, 2009	39,186	680	222,608	21,980	(1,329)	49,029		292,968		295,696
Exercise of options and issuance of shares of ESPP	44	—	186					186		186
Exercise of Sun warrants	3,788	—	21,589					21,589		21,589
Share-based compensation			285					285		285
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				2,436			2,436	2,436		2,436
Unrealized (loss) from marketable securities				(230)			(230)	(230)		(230)
Net income						64,078	64,078	64,078	473	64,551

Total comprehensive income:							$66,284		$3,201

Balance at December 31, 2010	43,018	680	244,668	24,186	(1,329)	113,107		381,312		384,513
Exercise of options and issuance of shares of ESPP	33	—	300					300		300
Issuance of shares to Sun and exercise of Sun warrants	1,425	—	8,550					8,550		8,550
Share-based compensation			59					59		59
Comprehensive income (loss), net of tax:
Foreign currency translation adjustments				(5,943)			(5,943)	(5,943)		(5,943)
Unrealized gain from marketable securities				291			291	291		291
Realized gain from sale of marketable securities				15				15		15
Net income						182,680	182,680	182,680	598	183,278

Total comprehensive income:							$177,028		$3,799

Balance at December 31, 2011	44,476	$680	$253,577	$18,549	$(1,329)	$295,787		$567,264		$571,063

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	$183,278	$64,551	$116,751
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,730	18,827	18,445
Change in deferred charges and other assets	30	42	69
Impairment of long-lived assets	784	2,730	3,534
Share-based compensation expense	59	285	307
Accrued severance pay and other long-term liabilities, net	(786)	(122)	(539)
Loss on sale of long-lived assets	526	65	34
Realized loss (gain) on sale of marketable securities	45	(32)	—
Change in derivative instruments, net	5,239	(2,140)	(4,019)
Effect of exchange differences on inter-company balances	(3,249)	307	8,713
(Decrease) increase in long-term debt due to currency fluctuations	(1,835)	3,362	2,401
Deferred income taxes, net	(21,374)	6,720	(78,191)
(Increase) decrease in trade receivables, net	(47,565)	(11,519)	1,081
(Increase) decrease in other receivables, prepaid expenses and other	(622)	3,251	3,229
(Increase) decrease in inventories, net	(24,464)	(14,464)	762
Decrease (increase) in long-term receivables and other assets	196	2,544	(842)
Decrease (increase) in income tax receivables	291	(18)	(1)
Increase (decrease) in trade payables	1,664	(6,367)	690
Increase (decrease) in other accounts payable and accrued expenses	26,603	5,605	(5,824)
Increase (decrease) in income tax payables	43,857	(3,143)	(2,681)

Net cash provided by operating activities	181,407	70,484	63,919

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from investing activities:
Purchase of property, plant and equipment	(6,293)	(5,656)	(5,025)
Investment in other intangible assets	—	(5,097)	(120)
Investment in short-term bank deposits	(60,033)	(10,026)	(10,974)
(Investment in) proceeds from restricted bank deposits	(15,562)	900	1,000
Proceeds from (investment in) long-term deposits and other assets	74	(310)	14
Proceeds from sale (purchase) of marketable securities, net	1,053	(3,891)	—
Proceeds from sale of long-lived assets	431	69	1,655

Net cash used in investing activities	(80,330)	(24,011)	(13,450)

Cash flows from financing activities:
Proceeds from issuance of shares, net	8,850	21,775	163
(Repayment of) proceeds from short-term bank debt, net	—	(73,331)	1,660
Proceeds from long-term debt and capital leases	—	22	—
Repayment of long-term debt	(12,898)	(34,579)	(30,403)

Net cash used in financing activities	(4,048)	(86,113)	(28,580)

Effect of exchange rate changes on cash and cash equivalents	(1,172)	477	2,590

Increase (decrease) in cash and cash equivalents	95,857	(39,163)	24,479
Cash and cash equivalents at the beginning of the year	54,144	93,307	68,828

Cash and cash equivalents at the end of the year	$150,001	$54,144	$93,307

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$3,447	$6,171	$8,256

Income taxes	$5,102	$9,454	$11,970

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$790	$397	$755

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.	Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, and European subsidiaries (the “Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. The Company’s ordinary shares were quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the symbol TAROF. As of March 22, 2012, the Company’s ordinary shares are traded on the New York Stock Exchange (the “NYSE”), under the symbol “TARO.” As used herein, the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

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

While non-compliance with Government Agencies’ regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no material actions against the Group or its products have recently occurred. The Group believes that it is in material compliance with all Government Agencies’ regulations. In February 2009, our Canadian manufacturing facility received a warning letter from the FDA (the “Warning Letter”) expressing concern identified during a July 2008 inspection about certain quality control systems, including failure to complete investigations of quality issues in a timely manner. After a formal current Good Manufacturing Practices (“cGMP”) re-inspection was conducted by the FDA in February 2011, the FDA informed the Company on April 19, 2011 that the site has an acceptable regulatory status. Therefore, the issues noted in the February 5, 2009 Warning Letter are considered to be resolved. This has not had a material impact on the Company’s financial condition.

While the majority of the Company’s products are either synthesized by the Company itself or are derived from multiple source materials, some raw materials and certain products are currently obtained from single domestic or foreign suppliers. The Company does not believe that any interruption of supply from a single supplier would have a material adverse effect on the Company’s results of operations and financial position. To date, the Group has not experienced difficulties in obtaining raw materials or other materials.

The Company issued a letter dated September 20, 2010, to Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its affiliates (“Sun”) and Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”) and Alkaloida acknowledging the valid exercise by Alkaloida of a certain Warrant No. 2 issued August 1, 2007 (the “Warrant”), for the purchase of 3,787,500 ordinary shares of Taro for an aggregate price of $22,725. With the exercise of Warrant No. 2, as well as the completion of the acquisition of the shares from the Levitt/Moros Shareholders and the acquisition of the shares from Templeton Asset Management Ltd. (“Templeton”) on November 1, 2010, Sun increased its ownership of Taro’s ordinary shares to 64.8% and, with Taro’s founders’ shares (which represent one-third of all voting shares of the Company), its voting rights to 76.5%.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

On January 18, 2011, Alkaloida acquired 712,500 ordinary shares of Taro pursuant to the Warrant. Additionally, Alkaloida acquired 712,500 ordinary shares of the Company available pursuant to a certain Share Purchase Agreement dated May 18, 2007 between Alkaloida and the Company (the “SPA”). As a result of the exercise of the Warrant and the purchase of shares by Alkaloida pursuant to the SPA Sun Pharma owns, or controls, 29,497,933, or 66.3%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 77.5% of the vote attributable to the share equity of the Company.

On October 18, 2011, the Company received a letter from Sun making a non-binding proposal for the acquisition of all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $24.50 per share, in cash. The Company’s Board of Directors formed an independent Special Committee to review and evaluate the offer which it continues to do with its independent financial and legal advisors.

The Company used the market approach in determining the fair value of the group of assets. During 2011 and 2010, the Company recorded further impairment charges on land, building and machinery of $784 and $2,617, respectively. In November 2009, the Company’s Irish subsidiary sold certain equipment, net of transaction costs, for $1,485.

During 2010, the Company closed the manufacturing facility in Ireland and decided to sell the facility. The Company has classified the losses attributable to its Irish subsidiary in the Consolidated Statements of Operations as losses from discontinued operations. See Note 2.bb.

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

A majority of the revenue of the Company and certain of its subsidiaries (exclusive of its Canadian, Irish, and U.K. subsidiaries – see below) is generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in dollars. The Company’s management believes that dollars is the primary currency of the economic environment in which the Company and these subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar, requiring re-measurement from the local currency into dollars for each of these entities. All exchange gains and losses resulting from the re-measurement are reflected in the statement of operations as financial income or expenses, as appropriate.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The functional currency of the Company’s Canadian, Irish, and U.K. subsidiaries are the Canadian dollar, the Euro, and the British Pound, respectively.

Accordingly, the financial statements of the Canadian, Irish, and the U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the statements of operations have been translated using the average exchange rate prevailing during the year. The resulting translation adjustments are reported as a component of shareholders’ equity under accumulated other comprehensive income.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated in consolidation and non-controlling interest is included in shareholders’ equity.

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”), owns 3.125% of the shares that have economic rights and has 50% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights. In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct. In May 2011, TDC renewed its commitment to the Company. TDC may terminate the agreement upon one year written notice. As of December 31, 2011, no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights. Since losses applicable to TDC exceeded its interest in Taro U.S.A. equity and as TDC has no obligation to fund such losses, such losses and any further losses applicable to TDC were charged against the Company. Effective January 1, 2009, the Company adopted FASB ASC Section 810-10-65, “Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statements No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, and No. 164, Not-for-Profit Entities: Mergers and Acquisitions.” This standard requires that the Company allocate income or loss attributable to the non-controlling interest based on the respective ownership percentages. This aspect of the standard was adopted on a prospective basis.

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such deposits are stated at cost which approximates market values.

e.	Marketable securities:

Marketable securities are comprised primarily of bonds issued by government municipalities. These marketable securities covered by FASB ASC Section 320-10-25, “Investments: Debt and Equity Securities – Overall – Recognition,” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

Realized gains and losses on sale of investments are included in “financial (income) expenses, net” and are derived using the specific identification method for determining the cost of securities.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in “financial (income) expenses, net”.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities is below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “financial (income) expenses, net” in the Consolidated Statements of Operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

During 2011, 2010, and 2009, the Company did not own nor sell any marketable securities previously impaired.

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

Inventories are stated at the lower of cost or net realizable value. Inventory reserves are provided to cover risks arising from slow-moving items, short-dated inventory, excess inventory or obsolescence. Changes in these provisions are charged to cost of sales. Cost is determined as follows:

Raw and packaging materials – average cost basis.

Finished goods and work in progress – average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes – average cost basis.

h.	Deferred income taxes:

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

i.	Property, plant and equipment:

(1)	Property, plant and equipment are stated at cost, net of accumulated depreciation. Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

(2)	Interest costs are capitalized in accordance with FASB ASC Subtopic 835-20, “Interest – Capitalization of Interest.”

(3)	Depreciation is calculated utilizing the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

%
Buildings	2.5 - 10
Machinery and equipment	5 - 20 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

(4)	The Group accounts for costs of computer software developed or obtained for internal use in accordance with FASB ASC Subtopic 350-40, “Intangibles: Goodwill and Other – Internal-Use Software.” FASB ASC Subtopic 350-40 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the years 2011 and 2010, the Group capitalized $0 and $40 of software costs, respectively. Software costs are amortized using the straight-line method over their estimated useful life of three years.

j.	Lease of land from Israel Land Administration:

The Company leases land from the Israel Land Administration (“ILA”), which is accounted for pursuant to FASB ASC Subtopic 840-20, “Leases – Operating Leases.” Taro leases several parcels from the ILA. The lease period of the industrial parcels ends between 2018 and 2058. The Company has the right to extend each of the lease agreements for an additional period of 49 years. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). The ownership of the land is not transferred at the end of the lease period and there is no option to buy the land at the end of such period. The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value. Since such leases do not qualify as a capital lease, they are being accounted for as operating leases. The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

k.	Goodwill:

The Company follows the provisions of FASB ASC Subtopic 350-20, “Intangibles: Goodwill and Other – Goodwill.” Goodwill is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

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

The Company operates in one operating segment, comprising its only reporting unit. Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment test during the fourth fiscal quarter of each year. As of December 31, 2011 and 2010, no impairment loss had been identified.

l.	Intangible assets and deferred charges and long-lived assets:

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

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. In the years ended December 31, 2011, 2010 and 2009, the Company recorded $784, $2,617 and $3,363 impairment loss, respectively, in operating expenses, primarily related to the fixed assets of its Irish facility.

m.	Comprehensive income:

The Company accounts for comprehensive income in accordance with FASB ASC Topic No. 220, “Comprehensive Income.” This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

n.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company may reissue treasury shares, upon exercise of options and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with FASB ASC Subtopic 505-30, “Equity – Treasury Stock,” and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

o.	Revenue recognition:

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

p.	Research and development:

Research and development expenses, net of grants received, are charged to expense as incurred.

q.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company did not earn any grants during the years ended December 31, 2011, 2010, and 2009.

r.	Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $7,270, $6,217 and $5,505 for the years ended December 31, 2011, 2010 and 2009, respectively.

s.	Income taxes:

Income taxes are accounted for in accordance with FASB ASC Topic 740, “Income Taxes”. FASB ASC Topic 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of December 31, 2011 and 2010, the Company’s management determined that it was more likely than not that the Company will not benefit from the deferred tax assets in the Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that the Company will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

t.	Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities. These taxes are recorded on a net basis and therefore do not impact the statement of operations.

u.	Basic and diluted net income per share attributable to Taro:

Basic net income per share is calculated based on the weighted-average number of ordinary shares outstanding during each year. Diluted net income per share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year (except where anti-dilutive), in accordance with FASB ASC Topic 260, “Earnings per Share.”

v.	Freight and distribution costs:

In accordance with FASB ASC Subtopic 605-45, “Revenue Recognition – Principal Agent Considerations,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $8,169, $11,689 and $10,206 for the years ended December 31, 2011, 2010 and 2009, respectively.

w.	Accounting for stock-based compensation:

The Company recognizes compensation expense in accordance with FASB ASC Topic 718, “Compensation: Stock Compensation” for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards granted prior to January 1, 2006, the Company recognizes compensation expense based on the straight line-method over the requisite service period of each of the awards. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of FASB ASC Topic 718 for those awards not yet vested. Upon the adoption of FASB ASC Topic 718 the expected life of the option is estimated using the “simplified” method as provided in SAB 107. Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. On December 21, 2007, the SEC issued SAB No. 110 (“SAB 110”), codified as Topic 14.D.2 which, effective January 1, 2008, amends and replaces SAB 107. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

Stock Options: The Company did not grant any options during 2011 or 2010. The fair value of options granted in 2009 under the Stock Incentive Plan is amortized over their vesting period on a straight-line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions:

	2011	2010	2009
Dividend yield	N/A	N/A	0%
Expected volatility	N/A	N/A	44.5%
Risk-free interest rate	N/A	N/A	1.7%
Expected life of up to	N/A	N/A	6.9 years

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

Estimated forfeitures are based on estimates for 2011, and actual historical pre-vesting forfeitures for 2010 and 2009.

x.	Concentrations of credit risk:

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. At December 31, 2011, four different customers in the United States represented approximately 18%, 17%, 12% and 10% of the trade accounts receivable, net. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not generally require collateral for its customers’ accounts receivable.

y.	Fair value of financial instruments:

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

z.	Accounting for derivatives:

FASB ASC Topic 815, “Derivatives and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged. At December 31, 2011 and 2010, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change. See Note 10.

aa.	Fair value measurements:

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, “Fair Value Measurements and Disclosures.” FASB ASC Topic 820 provides a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs). FASB ASC Topic 820 also requires additional disclosure about fair value measurements. The adoption of FASB ASC Topic 820 did not impact the Company’s consolidated balance sheet nor consolidated statement of operations.

bb.	Discontinued operations:

Under FASB ASC 205, “Presentation of Financial Statements – Discontinued Operations,” when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

cc.	Impact of recently issued accounting standards:

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements”. ASU 2009-13 revises the current model for recording revenue from multiple element arrangements and expands disclosure requirements. This standard requires entities to allocate revenue in an arrangement at inception using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-13 will be effective for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not currently have any multiple element arrangements. Accordingly, the Company’s adoption of ASU 2009-13 did not have a material impact on the results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-27, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (a consensus of the FASB Emerging Issues Task Force).” This standard addresses how fees mandated by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act should be recognized and classified in the income statements of pharmaceutical manufacturers. Under the proposal, the annual fee would be recognized as a liability for the total amount and a corresponding deferred cost over the calendar year. This is a liability and presented as an operating expense. This ASU is effective for calendar years beginning after December 31, 2010. The adoption of ASU 2010-27 did not impact the company’s financial statements during 2011 as there were immaterial amounts charged and the Company anticipates the fees to be less than 0.2% of net sales in 2012.

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

In April 2011, the FASB issued ASU No. 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.” ASU 2011-03 removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion for an agreement to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. This update is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. Currently, Taro does not have nor is anticipating entering into any repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This standard amends Topic 820 by clarifying the following related to fair value measurement: (1) that the application of the highest and best use and valuation premise concepts apply only to nonfinancial assets which might affect entities using the in-use valuation premise to measure the fair value of financial assets, (2) provide additional requirements specific to measuring the fair value of an instrument classified in an entity’s shareholders’ equity and (3) that a reporting entity should disclose quantitative information about the unobservable inputs used in a level 3 fair value measurement. This update is effective during interim and annual periods beginning after December 15, 2011 on a prospective basis. Early application is not permitted. Currently, Taro does not apply the highest and best use and valuation premise concepts, is not measuring the fair value of an instrument classified in shareholders equity, nor does Taro have any level 3 fair value instruments.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This standard changes the method of presenting comprehensive income. The amendment requires entities to report both the components of net income (i.e.: statement of operations) and the components of other comprehensive income either in a single continuous statement (e.g.: statement of comprehensive income) or in two separate but consecutive statements. ASU 2011-05 eliminates the option for an entity to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments will be applied retrospectively and will effect interim and annual periods beginning after December 15, 2011. Although this standard will not have a material financial impact on Taro’s financial statements, it will change how Taro presents the components of other comprehensive income by presenting it with the components of net income as mentioned above and no longer presenting it as part of the statement of changes in shareholders’ equity.

In September 2011, the FASB issued ASU No. 2011-08, “Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This standard provides the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 intends to simplify how entities test goodwill for impairment. Under this update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines through assessing the totality of qualitative factors that it is more likely than not that its fair value is less than its carrying amount. If there is a determination that the fair value is less than its carrying amount, then the entity would perform the two-step goodwill impairment test described in ASC Topic 350, “Intangibles – Goodwill and Other.” The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted for impairment tests performed as of a date before September 15, 2011, if the entity’s financial statements for the most recent period have not been issued. Although this standard will not have a material financial impact on Taro’s financial statements, it provides an option to simplify the goodwill impairment evaluation it performs annually.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Testing Disclosures about Offsetting Assets and Liabilities.” This standard requires additional disclosure about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments in this update are effective for interim and annual reporting periods beginning on or after January 1, 2013. Although this standard will not have a financial impact on Taro’s financial statements, it will require additional disclosure should Taro enter into offsetting financial and derivative instruments.

In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This standard delays implementation of a portion of ASU No. 2011-05 that requires an entity to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

presentation requirements in effect before ASU No. 2011-05. This update is effective for those annual periods beginning after December 15, 2011. This standard delays a portion of ASU No. 2011-05, and although it will not have a financial impact on Taro’s financial statements, it will require presentation of reclassification adjustments and their effects to other comprehensive income and the income statement upon implementation.

NOTE 3: — SHORT-TERM INVESTMENTS

a.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2011			2010
	Amortized cost	Unrealized gain	Market value	Amortized cost	Unrealized loss	Market value
Available-for-sale:
Government debentures	$2,825	$76	$2,901	$3,923	$(230)	$3,693

b.	The estimated fair value of available-for-sale investments as of December 31, 2011 and 2010 by contractual maturity, are as follows:

	December 31,
	2011		2010
	Cost	Market Value	Cost	Market Value
Available-for-sale government debentures:
Matures in more than five years	$2,848	$2,901	$3,878	$3,693

	$2,848	$2,901	$3,878	$3,693

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	December 31,
	2011	2010
Trade accounts receivable, gross	$206,917	$141,532

Reserves for sales deductions:
Chargebacks	(20,145)	(26,559)
Customer rebates	(31,898)	(18,975)
Other sales deductions	(33,878)	(22,518)
Allowance for doubtful accounts	(164)	(74)

Trade accounts receivable, net	$120,832	$73,406

b.	Other receivables and prepaid expenses:

	December 31,
	2011	2010
Prepaid expenses	$6,915	$4,543
Deferred income taxes	82,885	37,855
Government authorities	1,655	2,409
Advances to suppliers	367	1,452
Derivative instruments	1,693	1,917
Other	829	1,075

	$94,344	$49,251

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company considers all information available subsequent to the balance sheet date, but before the issuance of the financial statements, that provides additional evidence with respect to conditions existing at the balance sheet date and adjusts the reserves accordingly.

Product returns:

Consistent with industry practice, the Company generally offers its customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”). Product returns are identified by their manufacturing lot number. Because the Company manufactures in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one-to-three month period. As a result, although the Company cannot associate a product return with the actual shipment in which such lot was included, the Company can reasonably estimate the period (in months) over which the entire lot was shipped and sold. The Company uses this information to estimate the average time period between lot shipment (and sale) and return for each product, which the Company refers to as the “return lag.” The shelf life of most of the Company’s products ranges between 18-36 months. Because returns of expired products are heavily concentrated during the return period, and given the Company’s historical data, it is able to reasonably estimate return lags for each of its products. These return lags are periodically reviewed and updated, as necessary, to reflect the Company’s best knowledge of facts and circumstances. Using sales and return data (including return lags), the Company determines a rolling average monthly return rate to estimate its returns reserve. The Company supplements this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, the Company’s planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of the returns reserve. The Company continuously monitors factors that could affect its estimates and revises the reserves as necessary. The Company’s estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

The Company’s product returns reserve for the year ended December 31, 2009 considered actual product returns experienced subsequent to the balance sheet dates to validate the product returns reserve estimate based on the methodology described above.

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

Chargebacks:

The Company has arrangements with certain customers that allow them to buy its products directly from its wholesalers at specific prices. Typically these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices. In exchange for servicing these third party contracts, the Company’s wholesalers can submit a “chargeback” claim to the Company for the difference between the price sold to the third party and the price at which they purchased the product from us. The Company generally pays chargebacks on generic products, whereas branded proprietary products are typically not eligible for chargeback claims. The Company considers many factors in establishing its chargeback reserves including inventory information from its largest wholesale customers and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors. The Company’s chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory. The Company reviews the methodology utilized in estimating the reserve for chargebacks in connection with analyzing its product returns reserve each quarter and makes revisions as considered necessary to reasonably estimate its potential future obligation.

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

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information. Based on the Company’s historical experience, substantially all claims for rebates and other sales deductions are received within 24 months. For the year ended December 31, 2009, the Company considered subsequent actual claims submitted by its customers in determining the Company’s reserves and related statements of operations impact for rebates and other sales deductions.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following tables summarize the activities for sales deductions and product returns for the years ended December 31, 2011 and 2010:

For the Year Ended December 31, 2011
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(26,559)	$(224,112)	$230,526	$(20,145)
Rebates and Other	(41,567)	(150,799)	126,426	(65,940)

Total	$(68,126)	$(374,911)	$356,952	$(86,085)

Current Liabilities
Returns	$(21,962)	$(23,242)	$14,482	$(30,722)
Other (1)	(13,099)	(51,462)	31,955	(32,606)

Total	$(35,061)	$(74,704)	$46,437	$(63,328)

For the Year Ended December 31, 2010
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(19,360)	$(170,887)	$163,688	$(26,559)
Rebates and Other	(36,119)	(85,861)	80,413	(41,567)

Total	$(55,479)	$(256,748)	$244,101	$(68,126)

Current Liabilities
Returns	$(22,514)	$(13,146)	$13,698	$(21,962)
Other (1)	(15,264)	(25,979)	28,144	(13,099)

Total	$(37,778)	$(39,125)	$41,842	$(35,061)

(1)	Includes indirect rebates.

NOTE 6: — INVENTORIES

	December 31,
	2011	2010
Raw and packaging materials	$31,810	$27,857
Finished goods	51,699	33,709
Work in progress	17,762	15,979
Purchased products for commercial purposes and other	6,107	6,164

	$107,378	$83,709

As of December 31, 2011 and 2010, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $14,285 and $10,904, respectively.

As of December 31, 2011 and 2010, there were no pledges of inventory.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	December 31,
	2011	2010
Cost:
Land	$9,521	$10,348
Buildings	141,547	140,806
Leasehold improvements	3,259	3,258
Machinery and equipment	150,230	147,904
Computer equipment	32,905	32,699
Motor vehicles	264	264
Furniture, fixtures and office equipment	8,969	8,915
Advances for property and equipment	501	679

	347,196	344,873

Accumulated depreciation and impairment charges:
Buildings	$41,852	$37,612
Leasehold improvements	3,186	3,208
Machinery and equipment	110,801	102,343
Computer equipment	31,479	30,968
Motor vehicles	239	229
Furniture, fixtures and office equipment	7,107	6,917

	194,664	181,277

Depreciated cost	$152,532	$163,596

Depreciation expenses were $15,154, $15,745, and $15,530 for the years ended December 31, 2011, 2010 and 2009, respectively. For related impairment charges, see Note 2.l.

b.	Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,832 as of December 31, 2011 and 2010. Capitalized interest and other costs were $0 and $40 for the years ended December 31, 2011 and 2010, respectively.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,689 and $4,701 as of December 31, 2011 and 2010, respectively.

d.	As for pledges – see Note 15.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	December 31,
	2011	2010
Cost:
Product and distribution rights	$73,479	$73,525
Deferred charges in respect of loans and bonds from institutional investors	194	183
Other deferred costs	1,541	1,541

	75,214	75,249

Accumulated amortization and impairment charges:
Product and distribution rights	54,353	50,818
Deferred charges in respect of loans and bonds from institutional investors	177	166
Other deferred costs	1,512	1,494

	56,042	52,478

Amortized cost	$19,172	$22,771

b.	Amortization expenses related to product and distribution rights were $3,576, $3,083 and $2,915 for the years ended December 31, 2011, 2010 and 2009, respectively.

c.	As of December 31, 2011, the estimated amortization expense of product and distribution rights for 2012 to 2016 is as follows: 2012 - $3,454; 2013 - $3,412; 2014 - $3,171; 2015 - $2,971; 2016 - $2,964.

d.	The weighted-average amortization period for product rights is approximately 6 years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 9: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	December 31,
	2011	2010
Prepayment of land leased from Israel Land Administration (1)	$13,959	$14,176
Restricted bank deposits (2)	3,500	4,350
Derivative instruments (3)	2,232	5,485
Severance pay fund (4)	3,159	6,319
Long-term security deposit	237	310
Other	44	23

	$23,131	$30,663

(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid. See Note 2.j.
(2)	Amount represents restricted bank deposits pursuant to an interest rate swap agreement associated with loan agreements in Israel. See Note 10.
(3)	See Note 10.
(4)	Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations. See Note 13.b.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $861, $839 and $1,018 for the years-ended December 31, 2011, 2010 and 2009, respectively.

	December 31,
	2011	2010	2009
Pension, retirement savings and severance expenses	$6,765	$7,614	$4,047

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In September 2005, the Company also entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%. At December 31, 2011 and 2010, the fair market value of the swap was a liability of $1,423 and $1,121, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized (loss) gain of ($303), ($268) and $795 within financial expenses, net for the years ended December 31, 2011, 2010 and 2009, respectively. See Note 14.a.4.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

	Rate of Inflation		Rate of Devaluation (Appreciation) Against U.S. Dollar		Rate of Exchange of U.S. Dollar
Year	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
2010	2.66%	2.35%	(5.99%)	(4.97%)	3.55	0.99
2011	2.17%	2.30%	7.66%	2.25%	3.82	1.02

(1)	Per Bank of Israel
(2)	Statistics of Canada

From July 1999 to November 2000, the Company issued $24,000 of CPI plus 8.25% bonds denominated in NIS with terms of 10 years. At the same time, the Company entered into 9-10 year cross-currency swaps in which the Company received CPI plus 6% to 8.25% in NIS and paid LIBOR plus 0.6% to 3.3% in USD, based on the outstanding amount of the bonds. The last tranche of bonds matured in November 2010 along with the corresponding swaps. For the years ended December 31, 2010, and 2009, net gains of approximately $102 and $251 were recorded within financial expenses, net for these swaps.

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%. At the same time, the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,190 plus a fixed rate of 5.9%. This swap matured on November 28, 2008, and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap. In accordance with this swap agreement, the Company will receive NIS 201,270 in six annual payments (equivalent of the remaining debt balance as of November 28, 2008), which is linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance. The Company is required to pay $51,344 plus a fixed rate of 6.59%. At December 31, 2011, the fair market value of the swap was $3,165 comprised of a $933 asset (recorded in other receivables and prepaid expenses) and a $2,232 asset (recorded in long-term receivables and other assets). At December 31, 2010, the fair market value of the swap was $7,092 comprised of a $1,607 asset (recorded in other receivables and prepaid expenses) and a $5,485 asset (recorded in long-term receivables and other assets). The Company recorded net gains of $2,892, $3,356 and $3,708 within financial expenses, net for the years ended December 31, 2011, 2010 and 2009, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In October 2011, the Company entered into separate forward contracts to purchase the Israeli Shekel and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates. The forward contract to purchase the Shekel is for a total amount of $45,000 which is settled in monthly installments of $3,958 for the first six months and $3,541 for the last six months. The Company recorded a net loss of $1,705 for the year ended December 31, 2011 for this contract. The forward contract to purchase the Canadian dollar is for a total amount of $96,100 which is settled in monthly installments of $9,300 for the first six months and $8,267 for the last six months. The Company recorded a net gain of $822 for the year ended December 31, 2011 for this contract.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010 were as follows:

	December 31, 2011
	Quoted Market Prices of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities	$2,901	$—	$—
Cross-currency swaps	—	3,165	—

	$2,901	$3,165	$—

Liabilities
Interest rate swap	$—	$1,423	$—

	December 31, 2010
	Quoted Market Prices of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities	$3,693	$—	$—
Cross-currency swaps		7,092	—

	$3,693	$7,092	$—

Liabilities
Interest rate swap	$—	$1,121	$—

NOTE 12: — SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted - average interest rate		Amount
	December 31,		December 31,
	2011	2010	2011	2010
Short-term bank credit and short-term loans:
In, or linked to, U.S. dollars (1)	0.00%	1.78%	$—	$14,885

			—	14,885
Reclass from long-term debt, included in the above amounts (1)			—	14,885

Total short-term loans			$—	$—

Total authorized credit lines and short-term loans			$—	$5,000

Unutilized credit lines			$—	$5,000

Weighted-average interest rates at the end of the year for all loans	0.00%	1.78%

(1)	Represents long-term debt reclassified as short-term due to covenant defaults at December 31, 2010.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

NOTE 13: — OTHER LIABILITIES

a.	Other current liabilities:

	December 31,
	2011	2010
Returns reserve	$30,722	$21,962
Due to customers (1)	290	390
Employees and payroll accruals	12,840	17,401
Deferred revenue	351	1,052
Medicaid and indirect rebates	32,316	12,709
Accrued income taxes	55,553	12,882
Legal and audit fees	848	945
Accrued expenses	12,424	7,627
Interest payable	240	312
Deferred taxes	284	335
Derivative instruments	1,483	—
OCS and other royalties	1,865	2,771
Other	773	1,300

	$149,989	$79,686

(1)	Amount due to customers in excess of their outstanding balance as a result of chargebacks, rebates and other deductions.

b.	Other long-term liabilities:

	December 31,
	2011	2010
Accrued severance pay	$3,451	$7,013
Interest rate swap	1,423	1,121
Accrued taxes	60	442

	$4,934	$8,576

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

NOTE 14: — LONG-TERM DEBT

a.	Composed as follows:

	December 31,
	2011	2010
Loans from institutional investors and bonds (1)	$29,783	$41,607
Bank loans (2)	19	25
Mortgage for U.S. distribution facility (3) (4)	6,393	8,594
Mortgage for U.S. headquarters facility (4)	8,492	9,194

	44,687	59,420

Less: current maturities	17,073	13,310
Less: long-term debt reclassified as short-term loans (4)	—	14,885

	$27,614	$31,225

(1)	In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel. Approximately half of the amount of the loans were issued in U.S. dollars at an interest rate of 6.0 – 6.1%, which matured in 2010. The other half of the loans were issued in NIS at a rate of Israeli CPI plus 5.8%, maturing in 2014. The debentures, provided certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1. The test is based on the Company’s audited financial statements, and is performed on April 1 of each year with respect to the prior calendar year. Since the Company was not in compliance with the above described covenants, no additional indebtedness has been incurred by the Company. Although additional borrowing by the Company is restricted, the lenders do not have the right to accelerate their obligations and, thus, these loans have not been reclassified as short-term debt.

(2)	In April 2010, the Company entered into a vehicle financing loan of $28 at 0.0% interest rate over 5 years for which the bank registered a lien. The loan will expire in April 2015.

(3)	On January 8, 2004, Taro U.S.A. expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro acquired the facility for $18,433, of which, $13,200 was financed by a mortgage. This facility is subject to depreciation on a straight-line basis over a 40 year period. The mortgage on the New Jersey facility was $6,393 and $8,594, as of December 31, 2011 and 2010, respectively, was for an original term of seven years, bearing interest at the rate of LIBOR plus 1.85% and has certain financial and reporting covenants. The interest rate of the mortgage was effectively fixed at 4.66%, as the Company had an interest rate swap in place through November 28, 2008. On November 28, 2008, the principal amount of this mortgage was increased $4,743 to $12,993, and the interest rate swap was terminated and the maturity extended to October 1, 2012. On February 3, 2012, the Company paid $5,855 comprised of $5,843 of principal and $12 of interest, in order to retire this mortgage.

(4)	In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey. The Company guaranteed these obligations. The mortgage on the New York facility was $8,492 and $9,194 as of December 31, 2011 and 2010, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90. At December 31, 2011 and 2010, the debt service coverage ratio was 2.15 and 2.10, respectively. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage. Since the Company, with respect to each mortgage referenced above, was not in compliance with certain covenants during 2010 and because each lender has the right to accelerate its obligations, the Company reclassified the long-term portion of each mortgage, in the amount of $14,885 as short-term loans at December 31, 2010. As of February 3, 2012, the Company is in compliance with all of its covenants as it paid off the debt which caused the non-compliance and also contained a cross default provision.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted-Average Interest Rate		Amount
	December 31,		December 31,
	2011	2010	2011	2010
In, or linked to, U.S. dollars (1)	2.17%	2.18%	$16,149	$19,473
In Canadian dollars (subject to variable interest rates)	0.00%	0.00%	19	25
In Israeli currency – linked to CPI	5.80%	5.80%	28,519	39,922

			$44,687	$59,420

(1)	Includes loans in the amount of $14,885 and $17,787 as of December 31, 2011 and 2010, respectively, which are subject to variable interest rates linked to LIBOR. The remaining outstanding debt is subject to fixed interest rates.

c.	The debt matures as follows:

December 31, 2011
2012	$17,073
2013	10,727
2014	10,778
2015	900
2016	955
Thereafter	4,254

$44,687

As of the date of these financial statements, the Company has met all of its scheduled debt obligations.

For collateral, see Note 15.

NOTE 15: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	December 31,
	2011	2010
Short-term bank credit and short-term loans	$—	$6

Long-term debt (including current maturities) (1)	$14,904	$17,787

(1)	Long-term debt primarily includes mortgages secured by facilities in the U.S.A.

For further discussion of collateralized assets see Notes 12 and 14.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

NOTE 16: — COMMITMENTS AND CONTINGENT LIABILITIES

a.	Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2015. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December 31, 2011
2012	$2,670
2013	2,026
2014	1,516
2015	2,324
2016	—
Thereafter	—

$8,536

Total rent expenses were $3,755, $3,285 and $2,920 for the years ended December 31, 2011, 2010 and 2009, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Commencing in 1999, grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars). As of December 31, 2011 and 2010, the aggregate contingent liability to the OCS was approximately $10,609 and $11,606, respectively.

Royalty payments to the OCS were $736, $990 and $756 for the years ended December 31, 2011, 2010 and 2009, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

ii.	Company’s lawsuit related to Ovide® (malathion) Lotion:

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

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%. The suit alleges that Suven’s ANDA seeking approval from the FDA to sell its own malathion lotion infringes Taro’s patent.

2.	Litigation related to Israeli taxation:

i.	The Company challenged a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro U.S.A. The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34,000 nominal amount of tax and approximately $19,000 in interest and other charges to be paid by Taro. In January 2008, the Company filed an appeal against the assessment with the Haifa District Court. In addition, applications for the conduct of Mutual Agreement Proceedings (“MAP”) pursuant to the Israel-United States tax treaty with respect to this matter have been filed both with the Israel Tax Authority and the U.S. Internal Revenue Service. MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings. The Company and the ITA reached an agreement related to the tax assessment and the Company paid the ITA NIS 7,500 on October 5, 2011.

ii.	On December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003. The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is more likely than not (see Note 18).

3.	Other Legal Actions:

i.	On November 10, 2004, the Company was sued in the Superior Court of New Jersey in Atlantic County along with other defendants in a purported class action lawsuit for alleged personal injuries related to defendants’ sale of amiodarone. On June 9, 2010, the class action case was dismissed with prejudice, with a window of 150 days for individual claimants to file lawsuits. Only one suit was commenced against the Company. In early 2011, an agreement to resolve this matter was reached which had no material impact on the Company’s financial position.

ii.	A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay. In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits. The hearing of the lawsuits was consolidated with the hearing of another lawsuit filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River. The proceedings are currently in different stages, during which the parties present the evidence in the cases to the court.

iii.	On March 7, 2011, the Company was sued by The Blackstone Group L.P. (“Blackstone”) in the Supreme Court of the State of New York, County of New York. The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company. Blackstone originally sought $6.3 million in fees and expenses and has subsequently amended its pleadings to adjust its claim to $3.7 million. The parties are currently in the discovery phase of the litigation, and the Company denies liability in the matter.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

d.	In 2008, the Company entered into severance agreements tied to a change in control, with certain executives whereby each executive would receive salary and benefits for a period of time if terminated after a change in control. In November 2010 and April 2011, the Company terminated employment of certain of these executives.

e.	On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term. The Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. Additionally, the Agreement, inter alia, provides for a one-time payment of $1,500 (payable in NIS) to be divided among Taro’s Israeli employees as of the date of the Agreement. This amount has been accrued as of December 31, 2010.

f.	Licensing Agreements:

1.

In May 2010, Taro and Quinnova Pharmaceuticals, Inc. entered into an agreement to co-promote Taro’s Topicort® and desoximetasone products. Under the terms of the arrangement, Taro manufactured and Quinnova co-promoted the products. The parties mutually agreed to terminate the agreement in January 2011.

2.	In May 2010, Taro and Glenmark Generics Inc., USA, a wholly owned subsidiary of Glenmark Generics Ltd., India (“Glenmark”), entered into an exclusive license and supply agreement for a branded product. Glenmark manufactures the product and Taro distributes the product to customers. Taro made an up-front payment of $2,500 for distribution rights and an additional payment of $2,500 upon the first shipment to customers, for a total of $5,000, which is being amortized over six years. Taro also pays royalties based on the amounts of sales to its customers.

g.	Other:

Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. For multiple source drugs, Federal reimbursements to states for the Federal share of those payments are subject to a Federal upper limit (FUL) ceiling. Health care reform legislation enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the FULs so that, effective October 1, 2010, the methodology is based on the weighted-average of the average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically equivalent multiple source drugs. Effective October 1, 2010, the legislation also changed the definition of AMP to exclude sales to certain customer classes that were previously included. In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state. The amount of the rebate is based on the AMP of the drug. Besides changing the definition of AMP, the health care reform legislation increased the minimum Medicaid Rebate, effective January 1, 2010.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

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

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant, and none of the options granted include stock appreciation rights. The options were granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share. As of December 31, 2011 and 2010, an aggregate of 6,425 and 11,325 options in respect of the 1991 plan were outstanding, respectively, and no further options in respect of the 1991 plan are available for future grants. The Company issues new shares to employees and associates exercising their stock options.

2.	The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000, and none of the options granted include stock appreciation rights. The options were granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2011 and 2010, an aggregate of 325,130 and 579,855 options in respect of the 1999 plan were outstanding, respectively, and no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

3.	A summary of the Company’s stock option activity (except options to non-employees) and related information for the year ended December 31, 2011 is as follows:

	Number of options	Exercise price	Weighted- average exercise price	Weighted- average remaining contractual terms	Aggregate intrinsic value
				(in years)
Outstanding at December 31, 2010	591,180	$2.38 - $68.51	$25.84
Exercised	(32,775)	$2.44 - $14.08	$9.14
Forfeited	(226,850)	$11.91 - $60.38	$27.90
Granted	—	$—	$—

Outstanding at December 31, 2011	331,555	$2.38 - $68.51	$26.08	1.97	$2,631

Exercisable at December 31, 2011	331,555		$26.08	1.97	$2,631

Vested and expected to vest at December 31, 2011	331,555		$26.08	1.97	$2,631

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

There were 32,775 options exercised in the year ended December 31, 2011 with a total intrinsic value of approximately $378. There were 44,975 options exercised in the year ended December 31, 2010, with a total intrinsic value of approximately $410.

As of December 31, 2011, there was $8 of unrecognized compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan and is expected to be recognized over a period of 0.01 years. For the years ended December 31, 2011, 2010 and 2009 the Company recognized $59, $285 and $307, respectively, in stock-based compensation expense.

The number of options exercisable as of December 31, 2011, 2010 and 2009 were 331,555, 557,080 and 874,055, respectively. The weighted-average exercise prices for the options exercisable as of December 31, 2011, 2010 and 2009 were $26.08, $26.56 and $27.67, respectively.

The stock options outstanding and exercisable as of December 31, 2011 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
Range of exercise price	Outstanding as of December 31, 2011	Weighted- average remaining contractual life	Weighted- average exercise price	Exercisable as of December 31, 2011	Weighted- average exercise price
		(in years)
$ 2.38 – $10.00	7,425	—	$2.79	7,425	$2.79
$10.01 – $20.00	119,250	2.04	$13.09	119,250	$13.09
$20.01 – $30.00	88,000	2.51	$24.10	88,000	$24.10
$30.01 – $40.00	62,630	1.37	$32.80	62,630	$32.80
$40.01 – $68.51	54,250	1.93	$53.26	54,250	$53.26

	331,555	1.97	$26.08	331,555	$26.08

4.	The weighted-average price and fair values for options granted were:

	Granted below market price			Granted equal to market price
	Year ended December 31,			Year ended December 31,
	2011	2010	2009	2011	2010	2009
Weighted-average exercise price	$—	$—	$—	$—	$—	$9.50

Weighted-average fair value on the date of grant	$—	$—	$—	$—	$—	$9.02

5.	There were 3,000 stock options forfeited for non-employees during the year ended December 31, 2011.

d.	Dividends:

The Company may declare and pay dividends from retained earnings. For restrictions on dividend distribution, see Note 18.d.

e.	Net income per share:

	Year ended December 31, 2011			Year ended December 31, 2010			Year ended December 31, 2009
	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount

Basic EPS:	$182,680	44,405,539	$4.11	$64,078	40,271,669	$1.59	$114,023	39,232,270	$2.91

Effect of dilutive securities:
Stock options	—	85,943	—	—	68,169	—	—	55,141	—
Sun Stock Warrants	—		—	—	1,510,486	—	—	1,280,436	—

Diluted EPS:	$182,680	44,491,482	$4.11	$64,078	41,850,324	$1.53	$114,023	40,567,847	$2.81

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

NOTE 18: — INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in U.S. dollars. After the initial three-year term, the Company has to make the election on an annual basis. Through taxable year 2011, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

b.	Tax rates applicable to the income of the Israeli companies in the Group:

1.	Generally, Israeli companies are subject to corporate tax on taxable income. On December 6, 2011, the Knesset approved an amendment pursuant to the Law for Change in the Tax Burden (Legislative Amendments) which will apply beginning in 2012. The amendment includes mainly outline stop reduction of corporate tax rates determined in the Economic Efficiency Law, (Legislative Amendments to implement the economic program for 2009 and 2010) and increase the rate of corporation tax, capital gains tax and betterment tax to 25%. Accordingly, the Company adjusted deferred tax assets and liabilities. However; the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

2.	Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. This amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated as prescribed by the amendment.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the Law. The main benefits arising from such status are tax exempt income for a period of two to four years and reduction in tax rates on income derived from Approved Enterprises for the remaining benefit period. The Company is also a “foreign investors’ company,” as defined by the Law and, as such, is entitled to a 10 or 15 year period of benefits, based on the level of investment, and to a reduction in tax rates to 10% to 25% (based on the percentage of foreign ownership in each tax year) and to accelerated depreciation in respect of machinery and equipment.

The period of tax benefits, described above, is subject to a limit of 12 years from commencement of production or 14 years from the date of receiving the “Approved Enterprise” status, whichever occurs earlier.

The Company has five “Approved Enterprise” plans. Under the approved plans, the undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of two to four years, and the Company will be eligible for a reduced tax rate of between 10% and 25% for an additional six to eight years. Notwithstanding

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

the foregoing, the Company’s undistributed income will be eligible for a reduced tax rate for an additional five years. Under the fourth plan, which was approved in September 2011, the undistributed income was exempted from corporate tax for a period of two years following implementation of the plan and the Company will be eligible for a reduced tax rate of between 10% and 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years thereafter. The Company filed a request for an additional five years of reduced tax rates. The fifth plan, is according to the new “Approved Enterprise” plan, which does not need approval and its benefits start in 2010. The undistributed income will be exempt from corporate tax for a period of two years and another eight years of 10% - 25% tax. The first two plans already finished their benefit periods.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2011, management believes that the Company is meeting all of the aforementioned requirements.

The income subject to reduced tax rates, attributable to the Approved Enterprises, cannot be distributed to shareholders without subjecting the Company to additional taxes. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprises as the undistributed tax exempt income is essentially permanent by reinvestment.

Income from sources other than the Approved and Privileged Enterprise programs is subject to tax at regular Israeli corporate tax rate.

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

For 2011, income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 24% (see b above).

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Benefited Enterprise, such as provisions generally requiring that at least 25% of the Benefited Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

On December 29, 2010, new legislation amending the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. Certain “Special Industrial Companies” that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). The Company did not choose to adopt the new uniform corporate tax rate track.

e.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

f.	On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Ordinance Amendment”) was approved by the Israeli Parliament and came into effect on January 1, 2003. The principal objectives of the Ordinance Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

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

g.	Tax rates applicable to the income of the Company:

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate in the year of sale. A temporary provision for 2006-2009 stipulates that the sale of an asset other than a quoted security (excluding goodwill that was not acquired) that had been purchased prior to January 1, 2003, and sold by December 31, 2009, is subject to corporate tax as follows: the part of the real capital gain that is linearly attributed to the period prior to December 31, 2002 is subject to the corporate tax rate in the year of sale as set forth in the Israeli Income Tax Ordinance, and the part of the real capital gain that is linearly attributed to the period from January 1, 2003, through December 31, 2009, is subject to tax at a rate of 25%.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 (“the Law”) which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

h.	Income from continuing and discontinued operations before income taxes comprises of the following:

	Year ended December 31,
	2011	2010	2009

Domestic (Israel)	$78,499	$37,371	$35,836
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	129,330	37,657	11,258

Income from continuing and discontinued operations before taxes	$207,829	$75,028	$47,094

i.	Taxes on income are comprised of the following:

	Year ended December 31,
	2011	2010	2009

Current taxes	$48,502	$7,021	$8,263
Prior years’ taxes	(2,577)	(3,264)	271
Deferred income taxes	(21,374)	6,720	(78,191)

	$24,551	$10,477	$(69,657)

Domestic	$3,993	$1,400	$6,609
Foreign	20,558	9,077	(76,266)

	$24,551	$10,477	$(69,657)

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $1,954 and $1,751 for the years ended December 31, 2011 and 2010, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

j.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended December 31,
	2011	2010	2009

Statutory tax rate (In Israel)	24%	25%	26%

(Decrease) increase in effective tax rate due to:
Reversal of Valuation Allowance on DTA	0%	0%	(163%)
Mainly tax benefits from reduced tax rates under benefit programs	(5%)	(12%)	(14%)
Different tax rates applicable to non-Israeli subsidiaries	(3%)	(1%)	(3%)
Uncertain tax positions, net	(3%)	2%	5%
Taxes from prior years	(1%)	0%	1%

Effective consolidated tax rate	12%	14%	(148%)

k.	Current taxes are calculated at the following rates:

	Year ended December 31,
	2011	2010	2009

On Israeli operations (not including “Approved Enterprise”)	24.0%	25.0%	26.0%
On U.S. operations *	35.0%	35.0%	35.0%
On Canadian operations *	26.5%	31.0%	33.0%
On U.K. operations *	26.5%	26.0%	28.0%
On Ireland operations *	12.5%	12.5%	12.5%

*	The U.S., U.K., Irish and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits and manufacturing and processing credits, thereby reducing its effective tax rate.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

l.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward losses.

	December 31,
	2011	2010
Deferred tax assets:
Net operating loss carryforward	$17,316	$32,948
Deferred revenue	21,220	2,368
Property, plant, and equipment	2,261	1,959
Accrued expenses	48,851	38,647
Bad debt allowance	40	11
Amortization and impairment	7,326	8,003
Other, net	11,630	5,631

Total deferred tax assets	108,644	89,567
Valuation allowance for deferred tax assets	(13,458)	(15,222)

Net deferred tax assets	95,186	74,345

Deferred tax liabilities:
Property, plant, and equipment	(1,897)	(2,393)
Amortization	46	18
Other, net	(283)	(302)

Total deferred tax liabilities	(2,134)	(2,677)

Net deferred tax assets (liabilities)	$93,052	$71,668

Domestic	$4,354	$3,577
Foreign	88,698	68,091

	$93,052	$71,668

The deferred income taxes are presented in the balance sheet as follows:

	(13,458)	(13,458)
	December 31,
	2011	2010
Among current assets (“other receivables and prepaid expenses”)	$82,885	$37,855
Long-term deferred income tax assets	12,302	36,490
Among short-term liabilities	(284)	(335)
Among long-term liabilities	(1,851)	(2,342)

	$93,052	$71,668

m.	Carryforward tax losses:

1.	The Company:

As of December 31, 2011, one of the Israeli subsidiaries has carryforward tax losses of $1,281.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

2.	Canadian subsidiary:

As of December 31, 2011, this subsidiary has no carryforward tax losses.

3.	U.K. subsidiary:

As of December 31, 2011, this subsidiary has carryforward tax losses of $10,799, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.s, there is a full valuation allowance provided against these losses.

4.	Irish subsidiary:

As of December 31, 2011, this subsidiary has carryforward tax losses of $67,141. Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines. As discussed in Note 2.s, a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of December 31, 2011, this subsidiary has carryforward tax losses of $7,471 resulting from prior years U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares. These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 through 2026. The Company estimates that it will utilize $60,300 of such losses on its adjusted 2011 tax returns. The Company’s U.S. subsidiary has been examined by the U.S. tax authorities through 2008; however due to the fact that the U.S. subsidiary has a net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities from 2002 onward, but only to the extent of the amount of the net operating loss carryforward. As long as these net operating losses are available, the Company believes its U.S. subsidiary will not have significant tax assessments as a result of the examination.

6.	Hungarian subsidiary:

As of December 31, 2011, this subsidiary has no carryforward tax losses.

n.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

o.	At December 31, 2011, deferred income taxes were not provided for on a cumulative total of $225,610 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed. Taro Canada intends to invest these earnings indefinitely in its operations.

p.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries. At December 31, 2010, the Company reversed $4,270 of withholding tax accruals due to the favorable treaty provisions realized from the assignment of intercompany loans to its Hungarian subsidiary.

q.	Tax assessments:

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

The Company is now in the process of a tax audit for the years 2004-2008, Taro Research Institute Ltd. is now in the process of a tax audit for the years 2006 - 2008, Taro International Ltd. is now in the process of a tax audit for the years 2004-2008.

The Company’s U.S. subsidiary has been examined by U.S. tax authorities through 2008; however, due to the fact that the U.S. subsidiary has a net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities only to the extent of the amount of the net operating loss carryforward. As long as these net operating losses are available, the Company believes its U.S. subsidiary will not have any tax assessments.

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

r.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.s).

	December 31,
	2011	2010
Unrecognized tax benefits balance at beginning of year	$21,117	$19,961
Increases as a result of positions taken in prior period	7	260
Decreases as a result of positions taken in prior period	(301)	(27)
Increases as a result of positions taken in current period	635	1,594
Decreases due to settlements with tax authorities	(6,994)
Decreases due to expiration of statute of limitations	(39)	(671)

Unrecognized tax benefits at end of year	$14,425	$21,117

The total amount of interest and penalties recognized on the consolidated statement of operations for the years ended December 31, 2011 and 2010 were $60 and $1,296, respectively. The total amount of interest and penalties recognized on the consolidated balance sheet at December 31, 2011 and 2010 were $3,825 and $3,779, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $14,424 and $21,117 at December 31, 2011 and 2010, respectively.

Taro Canada has the 2004 and 2005 tax years currently under examination and Taro Israel has the 2004 - 2008 tax years under examination.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

NOTE 19: — SELECTED STATEMENTS OF INCOME DATA

	Year Ended December 31,
	2011	2010	2009

Sales by location of customers :
Israel	$21,528	$19,589	$21,373
Canada	43,720	44,169	32,775
U.S.A.	424,950	305,858	278,301
Other	15,470	22,919	23,487

	$505,668	$392,535	$355,936

Selling, marketing, general and administrative expenses:
Selling and marketing	$42,247	$41,673	$36,624
Advertising	7,270	6,827	5,505
General and administrative *	44,401	59,402	58,215

	$93,918	$107,902	$100,344

* Including provision for doubtful accounts	$90	$(473)	$75

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$4,671	$5,252	$1,656
Income in respect of deposits	(1,520)	(985)	(1,473)
Expenses in respect of short-term credit	72	2,291	2,792
Foreign currency transaction (gains) losses	(6,920)	5,282	10,600

	$(3,697)	$11,840	$13,575

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

NOTE 20: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments.”

	Israel	Canada*	U.S.A.	Other	Consolidated
Year ended December 31, 2011 and as of December 31, 2011:
Sales to unaffiliated customers **	$21,528	$43,720	$424,950	$15,470	$505,668
Long-lived assets ***	$92,547	$41,010	$43,133	$2,291	$178,981
Year ended December 31, 2010 and as of December 31, 2010:
Sales to unaffiliated customers **	$19,589	$44,169	$305,858	$22,919	$392,535
Long-lived assets ***	$99,353	$45,718	$45,334	$3,247	$193,652
Year ended December 31, 2009 and as of December 31, 2009:
Sales to unaffiliated customers **	$21,373	$32,775	$278,301	$23,487	$355,936
Long-lived assets ***	$104,877	$49,530	$42,283	$7,626	$204,316

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer’s location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.

b.	For the year ended December 31, 2011, the Company had net sales to three different customers of 18.9%, 12.4% and 11.8% of consolidated net sales. For the year ended December 31, 2010, the Company had net sales to three different customers of 15.9%, 11.0% and 10.5% of consolidated net sales. For the year ended December 31, 2009, the Company had net sales to two different customers of 15.5% and 11.0% of consolidated net sales.

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

c.	Sales by therapeutic category, as a percentage of total sales for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
Category	2011	2010	2009
	%
Dermatological and topical	67	60	57
Neuropsychiatric	13	14	16
Cardiovascular	9	14	15
Anti-inflammatory	5	5	5
Other	6	7	7

Total	100	100	100

NOTE 21: DISCONTINUED OPERATIONS

a.	During 2010, the Company’s management decided to sell its Irish facility. The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated Statements of Operations.

b.	The following is the detail of discontinued operations:

	Year ended December 31,
	2011	2010	2009

Sales, net	$(54)	$(931)	$(1,705)
Cost of sales	286	3,278	7,682

Gross loss	232	2,347	5,977
Operating expenses:
Research and development, net	88	267	940
Selling, marketing, general and administrative	295	921	1,858

Operating loss	615	3,535	8,775
Financial expenses, net	(144)	(3,139)	2,952
Other gain, net	(38)	(44)	(13)

Loss before income taxes	433	352	11,714
Tax expense	—	—	—

Net loss from discontinued operations	$433	$352	$11,714

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

NOTE 22: — RELATED PARTY TRANSACTIONS

The Company has substantial relationships with Sun. Certain of Taro’s Board members, including the Chairman, are also on Sun Pharma’s Board of Directors. In addition, certain of Taro’s officers and executives are also executives of Sun. Taro’s Interim Chief Executive Officer, who is also a member of the Board of Directors of Taro, is an officer of an indirect subsidiary of Sun Pharma.

During 2011, Taro entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these material or unusual and believes that terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli legal requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary pursuant to Israeli legal requirements and therefore did not require shareholder approval.

On October 18, 2011, the Company received a letter from Sun making a non-binding proposal for the acquisition of all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $24.50 per share, in cash. The Company’s Board of Directors formed an independent Special Committee, comprised of Professor Dov Pekelman (Chairman of the Special Committee), Ilana Avidov-Mor and Dan Biran, to review and evaluate the offer with its independent financial and legal advisors.

NOTE 23: — SUBSEQUENT EVENTS

a.	On January 31, 2012, Taro Canada and Sun entered into a master supply agreement whereby Taro Canada would market, distribute, sell, use and license designated Sun products, in addition to Sumatriptan, within Canada. The parties entered into the transaction on an arm’s length basis and the Audit Committee and Board of Directors approved the transaction. The initial term of the agreement is for three years with an option to renew. Pursuant to both supply agreements with Sun, Taro receives an agreed upon percentage of the net sales for each product covered by the agreements.

b.

On February 21, 2012, the Company entered into a License and Settlement Agreement (the “Medicis Settlement Agreement”) with Medicis Pharmaceutical Corporation. In connection with the Medicis Settlement Agreement, we agreed to settle all legal disputes between the parties relating to Medicis’ LOPROX® Shampoo and Medicis agreed to

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

withdraw its complaint against Taro pending in the U.S. District Court for the Southern District of New York for alleged patent infringement. Subject to the terms and conditions contained in the Medicis Settlement Agreement, Medicis granted Taro a non-exclusive, royalty-bearing license to make and sell limited quantities of our generic version of LOPROX® Shampoo.

c.	Listing of Company’s shares on the NYSE:

On March 22, 2012, the Company’s shares were listed on the NYSE and began trading under the symbol “TARO”. In conjunction with the NYSE listing, the Company’s stock ceased trading on the Pink Sheet markets, where the Company used the ticker symbol “TAROF.”

d.	As of March 31, 2012, Mrs. Elisha Sa’ar, C.P.A., an independent public accountant, was terminated as the Company’s internal auditor and as of that same date Mrs. Rita Gerson was appointed by the Company’s Board of Directors as internal auditor and ceased being an officer of the Company.

e.	Stock options:

Between January 1, 2012 and April 4, 2012, no stock options were granted to the Company’s directors or employees.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1