Form 20-F
period 2012-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2012-06-28
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period beginning January 1, 2012 and ending March 31, 2012

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Transition Report:

44,476,532 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were issued and outstanding as of March 31, 2012

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

	☑ Yes	☐ No

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
☐ Item 17 ☐ Item 18
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ Yes	☐ No

INTRODUCTION

We, among other business activities, develop, manufacture and market prescription and over-the-counter (“OTC”) pharmaceutical products, primarily in the United States (the “U.S.”), Canada and Israel. We also develop and manufacture active pharmaceutical ingredients (“APIs”), primarily for use in our finished dosage form products. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the United States. As of March 22, 2012, our ordinary shares are traded on the New York Stock Exchange (the “NYSE”), under the symbol “TARO.”

As used in this Transition Report on Form 20-F for the transition period beginning January 1, 2012 and ending March 31, 2012 (the “2012 Transition Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its affiliates (excluding Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its other non-Taro affiliates (collectively, “Sun”)) and subsidiaries, unless otherwise indicated.

Our Board of Directors (the “Board”) approved a change in our fiscal year end from December 31 to March 31. The new fiscal year end was effectuated to align our fiscal reporting period and our annual budget planning with that of our major shareholder, Sun.

This 2012 Transition Report is being filed in respect of the transition period beginning January 1, 2012 and ending March 31, 2012, and contains the unaudited consolidated financial statements for the three month transition period ended March 31, 2012. To disclose information as of the latest practicable date and to provide material information to shareholders, this 2012 Transition Report discloses events and other information occurring after the three month transition period ended March 31, 2012.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2012 Transition Report, the statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 in particular with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Item 5 – Operating and Financial Review and Prospectus” and elsewhere in this 2012 Transition Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2012 Transition Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Totals presented in this 2012 Transition Report may not total correctly due to rounding of numbers.

All references in this 2012 Transition Report to “dollars,” or “$,” are to United States dollars and all references in this Transition Report to “NIS” are to New Israeli Shekels. The published(1) representative exchange rate between the NIS and the dollar for March 31, 2012, was NIS 3.72 per $1.00. The published(2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2012, was $1.00 Canadian dollar per $1.00. No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)As	published by The Bank of Israel.
(2)As	published by The Bank of Canada.

iv

v

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes for the transition period beginning January 1, 2012 and ending March 31, 2012, which are included elsewhere in this 2012 Transition Report.

OVERVIEW

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products, primarily in the United States, Canada and Israel. We also develop and manufacture APIs primarily for use in our finished dosage form products. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Pharmaceuticals Inc. (our Canadian subsidiary) and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”) (our U.S. subsidiary).

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated sales for each period:

	For the three months ended March 31,
	2012		2011
	Sales (in thousands)	% of our total sales	Sales (in thousands)	% of our total sales
U.S.A.	$122,472	84%	$87,036	81%
Canada	13,167	9%	10,394	10%
Israel	5,472	4%	5,966	5%
Other	4,030	3%	4,331	4%

Total	$145,141	100%	$107,727	100%

We generate most of our revenue from the sale of prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States. During the three months ended March 31, 2012 and 2011, three customers in the United States accounted for the following proportion of our total consolidated net sales:

	For the three months ended March 31,
	2012		2011
Customer	Sales (in millions)	Percent	Sales (in millions)	Percent
Customer A	$35.0	24.1%	$19.7	18.3%
Customer B	$18.4	12.7%	$11.7	10.9%
Customer C	$17.3	11.9%	$12.2	11.3%

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

During the three months ended March 31, 2012, we had no product line with net sales constituting over 10% of our sales on a consolidated basis. During the corresponding three month period in 2011, Desoximetasone constituted 11.6% of our sales on a consolidated basis.

Our sales of this and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenue of this product as well as other products may increase or decrease in the future.

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

Use of Estimates. In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and underlying assumptions can impact all elements of our financial statements. Taro uses estimates when accounting for product returns and sales deductions from revenues, determining the valuation and recoverability of assets (for example, accounts receivables, inventories, and intangible assets), and the reported amounts of accrued liabilities. We regularly evaluate our estimates and assumptions, using historical experience, third-party data, and market and external factors. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

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

We monitor the levels of inventory in our distribution channels to assess the adequacy of our product returns reserve and to identify potential excess inventory on hand that could have an impact on our revenue recognition. We do not ship product to our wholesalers when it appears that they have an excess of inventory on hand, based on demand and other relevant factors, for that particular product. Additionally, as a general practice, we do not ship products that have less than 12 months until expiration (i.e., “short dated sales”).

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

Rebates and other deductions. We offer our customers various rebates and other deductions based primarily on their volume of purchases of our products. Chain wholesaler rebates are rebates that certain chain customers claim for the difference in price between what the chain customer paid a wholesaler for a product purchase and what the chain customer would have paid if such customer had purchased the same product directly from us. Cash discounts, which are offered to our customers, are generally 2% of the gross sales price, and provide our customers an incentive for paying within a specified time period after receipt of invoice. Medicaid rebates are earned by states based on the amount of our products dispensed under the Medicaid plan. Billbacks are special promotions or discounts provided over a specific time period to a defined customer base, and for a defined product group. Distribution allowances are a fixed percentage of gross purchases for inventory shipped to a national distribution facility that we pay to our top wholesalers on a monthly basis. Administration fees are paid to certain wholesalers, buying groups, and other customers for stocking our products and managing contracts and servicing other customers. Shelf stock adjustments, which are customary in the generic pharmaceutical industry, are based on customers’ existing levels of inventory and the decrease in the market price of the related product. When market prices for our products decline, we may, depending on our contractual arrangements, elect to provide shelf-stock adjustments and thereby allow our customers with existing inventories to compete at the lower product price. We use these shelf-stock adjustments to support our market position and to promote customer loyalty.

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

Transition period summary

The following table summarizes the activities for sales deductions and product returns for the transition period beginning January 1, 2012 and ending March 31, 2012 and the year ended December 31, 2011:

For the Three months ended March 31, 2012 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,145)	$(51,711)	$51,067	$(20,789)
Rebates and Other	(65,940)	(50,349)	46,854	(69,435)

Total	$(86,085)	$(102,060)	$97,921	$(90,224)

Current Liabilities
Returns	$(30,722)	$(6,292)	$3,588	$(33,426)
Other (1)	(32,606)	(11,215)	9,984	(33,837)

Total	$(63,328)	$(17,507)	$13,572	$(67,263)

For the Year Ended December 31, 2011 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(26,559)	$(224,112)	$230,526	$(20,145)
Rebates and Other	(41,567)	(150,799)	126,426	(65,940)

Total	$(68,126)	$(374,911)	$356,952	$(86,085)

Current Liabilities
Returns	$(21,962)	$(23,242)	$14,482	$(30,722)
Other (1)	(13,099)	(51,462)	31,955	(32,606)

Total	$(35,061)	$(74,704)	$46,437	$(63,328)

(1)	Includes indirect rebates and others.

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

Valuation of Long-Lived Assets and Goodwill. We evaluate our long-lived assets for impairment and perform annual impairment testing for goodwill and other indefinite-lived intangible assets at fiscal year end, on March 31 (formerly December 31), and other long-lived assets when impairment indicators exist. Impairments are recorded for the excess of a long-lived asset’s carrying value over fair value. Some examples of impairment indicators are as follows:

•

Changes in legal or business climate that could affect an asset’s value. For example, a failure to gain regulatory approval for a product or the extension of an existing patent that prevents our ability to produce a generic equivalent.

•	Changes in our ability to continue using an asset. For example, restrictions imposed by the U.S. Food and Drug Administration (“FDA”) could reduce our production and sales volume.

•	Decreases in the pricing of our products. For example, consolidation among our wholesale and retail customers could place downward pressure on the prices of some of our products.

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

For the three months ended March 31, 2012 and 2011, we recorded no impairment charges. We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two step procedure. First, we compare the market value of our equity to the carrying value of our equity. If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations. An impairment is recorded for the difference between the implied fair value and carrying value of goodwill. The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities. We have not recorded any impairments of goodwill for the three months ended March 31, 2012 and 2011.

Income Taxes. We determine deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of March 31, 2012 and December 31, 2011, our management determined that it was more likely than not that we will not benefit from the deferred tax assets in our Irish facility and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that we will be in a position to utilize deferred tax assets, the valuation allowance for such assets may be modified.

Stock Options. We account for stock-based compensation in accordance with the provisions of ASC Topic 718 “Compensation – Stock Compensation.” Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and valued restricted stock based on the market value of the underlying shares at the date of grant. We recognize compensation expense for the value of our awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the award and the estimated period of time that we expect an employee to hold his or her stock options.

Discontinued Operations. Under ASC Subtopic 205-20, “Presentation of Financial Statements – Discontinued Operations,” when a component of an entity has been disposed of or classified as held for sale, the results of its operations, including the gain or loss on the disclosed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.” ASU No. 2011-03 removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion for an agreement to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. This update is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU No. 2011-03 did not impact our financial statements as we do not have nor do we anticipate entering into any repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This standard amends Topic 820 by clarifying the following related to fair value measurement: (1) that the application of the highest and best use and valuation premise concepts apply only to nonfinancial assets which might affect entities using the in-use valuation premise to measure the fair value of financial assets, (2) provide additional requirements specific to measuring the fair value of an instrument classified in an entity’s shareholders’ equity and (3) that a reporting entity should disclose quantitative information about the unobservable inputs used in a level 3 fair value measurement. This update is effective during interim and annual periods beginning after December 15, 2011 on a prospective basis. The adoption of ASU No. 2011-04 did not impact our financial statements as we do not apply the highest and best use and valuation premise concepts, we are not measuring the fair value of an instrument classified in shareholders’ equity, nor do we have any level 3 fair value instruments.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This standard changes the method of presenting comprehensive income. The amendment requires entities to report both the components of net income (i.e.: statement of operations) and the components of other comprehensive income either in a single continuous statement (e.g.: statement of comprehensive income) or in two separate but consecutive statements. ASU No. 2011-05 eliminates the option for an entity to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments will be applied retrospectively and will effect interim and annual periods beginning after December 15, 2011. Although this standard did not have a material financial impact on our financial statements, it changed how we present the components of other comprehensive income by presenting it with the components of net income and no longer presenting it as part of the statement of changes in shareholders’ equity.

In September 2011, the FASB issued ASU No. 2011-08, “Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This standard provides the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU No. 2011-08 intends to simplify how entities test goodwill for impairment. Under this update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines through assessing the totality of qualitative factors that it is more likely than not that its fair value is less than its carrying amount. If there is a determination that the fair value is less than its carrying amount, then the entity would perform the two-step goodwill impairment test described in ASC Topic 350, “Intangibles – Goodwill and Other.” The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted for impairment tests performed as of a date before September 15, 2011, if the entity’s financial statements for the most recent period have not been issued. This standard did not have a material financial impact on our financial statements for the transition period for the three months ended March 31, 2012.

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

In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This standard delays implementation of a portion of ASU No. 2011-05 that requires an entity to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. This update is effective for those annual periods beginning after December 15, 2011. This standard delays a portion of ASU No. 2011-05, and although it did not have a financial impact on our financial statements for the transition period for the three months ended March 31, 2012, it will require presentation of reclassification adjustments and their effects to other comprehensive income and the income statement upon implementation.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the three months ended March 31,
	2012	2011

Consolidated Statements of Operations
Sales, net	100.0%	100.0%
Cost of sales	31.7%	41.4%

Gross profit	68.3%	58.6%
Operating expenses:
Research and development, net	6.8%	6.7%
Selling, marketing, general and administrative	15.9%	20.9%

Total operating expenses	22.7%	27.6%
Operating income	45.6%	31.0%
Financial expenses, net	0.6%	1.1%
Other (loss) gain, net	(0.1%)	0.2%
Income before income taxes	44.9%	30.1%
Tax expense	12.2%	5.9%

Income from continuing operations	32.7%	24.2%
Net income (loss) from discontinued operations	*	(0.1%)

Net income	32.7%	24.1%
Net income attributable to non-controlling interest	0.1%	0.3%

Net income attributable to Taro	32.6%	23.8%

* Less than 0.05%

FOR THE THREE MONTHS ENDED MARCH 31, 2012 COMPARED WITH THE THREE MONTHS ENDED MARCH 31, 2011

Sales. For the three months ended March 31, 2012, sales increased $37.4 million, or 34.7%, compared to the same period in 2011. Sales in the United States during the three months ended March 31, 2012 increased $35.4 million, or 40.7%, compared to the same period in 2011, primarily due to price increases on select products, and increased sales volumes on select products, including imiquimod cream, Calcitrene®/calcipotriene ointment, mupirocin ointment, adapalene gel, and ketoconazole cream. Sales in Israel and other international markets decreased $0.8 million, or 7.7%, and sales in Canada increased $2.8 million, or 26.7%, compared to the three months ended March 31, 2011.

Cost of Sales. Cost of sales, as a percentage of sales, decreased to 31.7% in the three months ended March 31, 2012, compared to 41.4% in the same period in 2011. This decrease is primarily related to the price increases noted above, which had no impact on costs.

Gross Profit. The Company’s gross profit was $99.2 million, or 68.3% of sales, in the three months ended March 31, 2012, while gross profit was $63.1 million, or 58.6% of sales, in the same period in 2011. The increase for 2012 was primarily the result of higher sales due to price increases on select products, as noted above.

Research and Development. Net research and development (“R&D”) expenses increased $2.6 million, or 35.7%, in the three months ended March 31, 2012 compared to the same period in the previous year. The increase in R&D expenses was primarily the result of an increase in clinical studies.

Selling, Marketing, General and Administrative. In the three months ended March 31, 2012, selling, marketing, general and administrative expenses remained relatively flat from the amount expended in the same period in 2011.

Operating Income. In the three months ended March 31, 2012, the Company had operating income of $66.2 million compared to $33.4 million in the same period in 2011, an increase of $32.8 million. This increase is primarily attributed to the increase in gross profit. Operating income, as a percentage of sales, increased to 45.6% in the three months ended March 31, 2012 from 31.0% in the same period in 2011.

Financial Expenses. Financial expenses result from interest expense and income and the impact of foreign currency exchange rate fluctuations. Net financial expense remained relatively flat at $1.0 million in the three months ended March 31, 2012, compared to expense of $1.2 million in the same period in 2011.

Taxes. Tax expense in the three months ended March 31, 2012 was $17.8 million, compared to $6.4 million in the same period in 2011, an increase of $11.4 million. The increase relates to the increases in operating results. As of March 31, 2012, on an unconsolidated basis, we have available carryforward tax losses of $1.3 million in the Company and our research institute in Israel, $10.6 million in the United Kingdom and $72.1 million in Ireland.

Net Income attributable to Taro. Our net income increased $21.6 million from net income of $25.7 million in the three months ended March 31, 2011 to net income of $47.3 million in the same period in 2012, by reason of the factors noted above.

IMPACT OF INFLATION, DEVALUATION (APPRECIATION) AND EXCHANGE RATES ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

We conduct manufacturing, marketing and research and development operations primarily in Israel, Canada and the United States. As a result, we are subject to risks associated with fluctuations in the rates of inflation and foreign exchange in each of these countries.

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the period indicated:

	Rate of Inflation		Rate of Devaluation (Appreciation) Against U.S. Dollar		Rate of Exchange of U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
12/31/2011	2.17%	2.30%	7.66%	2.25%	3.82	1.02
03/31/2012	0.38%	1.25%	(2.77%)	(1.76%)	3.72	1.00

(1)	As reported by the Bank of Israel.
(2)	As reported by the Bank of Canada.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased $88.3 million to $238.3 million at March 31, 2012, principally due to increased income from operations, decreased trade receivables and increased trade and other payables and accrued expenses. Total Shareholders’ equity increased from $571.1 million at December 31, 2011 to $623.0 million at March 31, 2012, principally due to net income of $47.4 million.

Net cash provided by operating activities for the three months ended March 31, 2012 was $78.1 million, compared to net cash provided by operating activities of $24.4 million in the comparable period in the prior year, an increase of $53.7 million. For the three months ended March 31, 2012, the Company had net cash provided by investing activities of $15.6 million compared to net cash used in investing activities of $11.0 million in the comparable period in 2011. For the three months ended March 31, 2012, the Company had net cash used in financing activities of $6.6 million compared to net cash provided by financing activities of $11.0 million in the comparable period in the prior year.

The change in our liquidity for the three months ended March 31, 2012 resulted from a number of factors, including:

•

Net cash provided by operating activities consists of an increase in income tax payables of $12.1 million, a decrease in trade receivables of $9.9 million, noncash items of depreciation and amortization of $4.6 million, a change in deferred taxes of $4.1 million and an increase in accounts payable and accrued expenses of $3.2 million. These items were offset by a decrease in derivative instruments of $3.4 million.

•

Net cash provided by investing activities consists of the investment in plant, property and equipment, which consumed $1.6 million and investment in marketable securities of $4.9 million, offset by proceeds from short-term investments of $18.0 million and restricted bank deposits of $4.0 million.

•	Net cash used in financing activities primarily consists of the repayment of long-term debt of $6.6 million.

Debt

As of March 31, 2012, we had total debt, including current maturities, of $38.9 million. For additional information on our debt obligations, see Notes 12 and 14 to the consolidated financial statements included in this 2012 Transition Report.

During 2011 and 2012, we did not incur any additional indebtedness from new or existing lenders, including increases in our borrowing capacity under existing lines of credit or refinancings. We have been current with all our payment obligations due to our various lenders under their respective indentures and loan agreements.

As of March 31, 2012, we are in compliance with all our debt covenants.

As of March 31, 2012, our total long-term debt obligations (including current maturities) are as follows:

•	bonds of $30.6 million with various investors; and

•	mortgages of $8.3 million with one lender.

Our currency denominations, interest rates and maturities regarding our long-term debt obligations, including current maturities (excluding mortgages), consist of the following:

Amount		Linkage	Rate	Maturity
	$29,333	Israel CPI(a)	Bonds 11/2003 NIS	2014
	1,264	Dollar	Bonds 11/2003 USD	2014

Total	$30,597

(a) We have a contract to hedge our exposure to CPI fluctuations in Israel.

On February 3, 2012, the Company paid $5.9 million, comprised of $5.8 million of principal and $0.1 million of interest, in order to retire one of the mortgage debts. With the payoff of this mortgage, the Company is now in compliance with the terms of its remaining debt agreements.

As of March 31, 2012, we had no lines of credit.

Liquidity

On March 31, 2012, we had total unrestricted cash and cash equivalents and short-term bank deposits of $310.7 million and total indebtedness to our financial creditors of $38.9 million. We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. None of our cash and cash equivalents is held captive by any financial covenants or government regulation. As of March 31, 2012 and December 31, 2011, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position. The Company had no available and undrawn credit facilities in place at March 31, 2012 and December 31, 2011.

Capital Expenditures

We invested $1.6 million in capital equipment and facilities during the three months ended March 31, 2012 and $6.3 million in the year ended December 31, 2011. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with current Good Manufacturing Practices. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. See Note 7 to our consolidated financial statements included in this 2012 Transition Report.

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

•	proprietary pharmaceuticals and delivery systems; and

•	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

Pharmaceutical Products

From January 1, 2012 through March 31, 2012, we did not receive any product approvals in Canada, Israel and the United States. As of March 31, 2012, 22 of our ANDAs and four tentative ANDA approvals were under review by the FDA. Subsequent to March 31, 2012, we withdrew five of the 22 ANDAs. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

With the exception of the Ovide® patents granted in July 2009 and 2011 and patents covering Flo-Pred®, which have been granted between 1999 and 2010, we do not believe that any single patent or license is of material importance to us in relation to our current commercial activities. Our Flo-Pred® utilizes our patented NonSpil® liquid drug delivery system, which allows liquid medications to pour, but resist spilling, thereby providing accuracy of dosage and ease of use.

We have registered trademarks in the United States, Canada and other countries. Taro U.S.A. typically does not use trademarks in the sale and marketing of its generic products.

From time to time, we seek to develop products for sale in various countries prior to patent expiration. In the United States, in order to obtain a final approval for a generic product prior to expiration of certain innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of a New Drug Application, that we believe that the patents listed in the Orange Book for the new drug are either invalid or not infringed by our product. To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of patents listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval. We may also be involved in patent litigation with third parties to the extent that claims are made that our finished product, an ingredient in our product or our manufacturing process, may infringe the innovator’s or third party’s process patents. We may also become involved in patent litigation in other countries where we conduct business, including Israel, Canada and various countries in Europe.

D. TREND INFORMATION

Other than as disclosed elsewhere in this 2012 Transition Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning January 1, 2012 and ending March 31, 2012 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2012:

	Payments due by period (in millions of dollars)
Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations	$38.91	$10.96	$22.06	$1.88	$4.01
Operating lease obligations	8.24	2.69	3.49	1.30	0.76
Other Long-term liabilities (1)	6.62	1.39	2.12	1.52	1.59

Total	$53.77	$15.04	$27.67	$4.70	$6.36

(1)	Includes severance commitments and tax accruals.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2012 Transition Report, beginning on page F-1.

Legal Proceedings

From time to time, we are a party to routine litigation incidental to our business, none of which, individually or in the aggregate, is expected to have a significant effect on our financial position or profitability. Other litigation, as disclosed herein, may have a significant effect on our financial position or profitability.

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

On June 15, 2008, the Company brought a lawsuit in the Tel-Aviv district court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations. This is legacy litigation from the change in control of the Company in September 2010, and the lawsuit, at this time, is dormant.

In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuit alleges that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated published prices (average wholesale prices or “AWP”). The trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State has been given leave by the court to re-plead its case.

In November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. This lawsuit, similarly to the lawsuit filed by the State of Utah, also alleges that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated AWPs. The parties are currently in the discovery phase of the litigation. We are not in a position to quantify the likely outcome of these AWP cases.

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

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%. The Company then filed an amended complaint on August 22, 2011 to include a newly issued patent, United States Patent No. 7,977,324. The suit alleges that Suven’s ANDA to sell its own malathion lotion infringes Taro’s patents.

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

B. SIGNIFICANT CHANGES

As of March 31, 2012, Mr. Elisha Sa’ar, an independent public accountant, was terminated as the Company’s internal auditor and as of that same date, Mrs. Rita Gerson was appointed by the Company’s Board of Directors as internal auditor and ceased being an officer of the Company.

On April 18, 2012, Mr. Dilip Shanghvi resigned as Chairman and a member of Taro’s Board of Directors and Mr. Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, has been appointed as Mr. Shanghvi’s replacement, serving on the Board as its Chairman until Taro’s next Annual General Meeting of Shareholders.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Taro maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s periodic filings under the Securities Exchange Act of 1934 (the “Exchange Act”), including this transition report, is recorded, processed, summarized and reported on a timely basis. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to the Company’s management on a timely basis to allow decisions regarding required disclosure. Management, including Taro’s Interim Chief Executive Officer (the “CEO”) and Interim Chief Financial Officer (the “CFO”), has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2012.

Taro carried out the evaluation of the effectiveness of its disclosure controls and procedures, required by paragraph (b) of Exchange Act Rules 13a-15 and 15d-15, under the supervision and with the participation of management, including the CEO and CFO. Based upon this evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2012.

(b) Changes in Internal Control Over Financial Reporting

There were no changes in Taro’s internal control over financial reporting during the three months ended March 31, 2012 that materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2012 Transition Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2012 Transition Report are listed on the index of exhibits below.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2012 Transition Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

	By:	/s/ Michael Kalb
Michael Kalb
Dated: June 28, 2012		Group Vice President, Interim Chief Financial Officer and Chief Accounting Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

TRANSITION CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2012

UNAUDITED

These transition consolidated financial statements have been prepared, without audit, in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The December 31, 2011 consolidated balance sheet presented in this report has been derived from the Company’s audited 2011 consolidated financial statements. These unaudited transition consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2011 included in the Company’s Annual Report filed with the SEC on April 4, 2012. The operating results for transition periods are not necessarily indicative of those that may be expected for any other transition period or for the full fiscal year.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (Unaudited)

	March 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$238,266	$150,001
Short-term bank deposits	72,440	89,814
Restricted short-term bank deposits	15,780	16,080
Marketable securities	7,835	2,901
Accounts receivable and other:
Trade, net	111,130	120,832
Other receivables and prepaid expenses	98,501	94,344
Inventories	109,638	107,378
Long-term assets held for sale, net	71	81

TOTAL CURRENT ASSETS	653,661	581,431
LONG-TERM RECEIVABLES AND OTHER ASSETS	19,972	23,131
PROPERTY, PLANT AND EQUIPMENT, NET	150,750	152,532
GOODWILL	7,284	7,277
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	18,308	19,172
DEFERRED INCOME TAXES	6,449	12,302

TOTAL ASSETS	$856,424	$795,845

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (Unaudited)

	March 31, 2012	December 31, 2011
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$10,957	$17,073
Accounts payable:
Trade payables	22,977	23,321
Other current liabilities	164,965	149,989

TOTAL CURRENT LIABILITIES	198,899	190,383
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	27,949	27,614
Deferred income taxes	2,205	1,851
Other long-term liabilities	4,413	4,934

TOTAL LONG-TERM LIABILITIES	34,567	34,399
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	233,466	224,782

SHAREHOLDERS’ EQUITY:
Taro shareholders’ equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2012 and December 31, 2011: 200,000,000 shares; Issued at March 31, 2012 and December 31, 2011: 44,800,007 and 44,799,507 shares, respectively
Outstanding at March 31, 2012 and December 31, 2011: 44,476,532 and 44,476,032 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2012 and December 31, 2011: 2,600 shares	1	1
Additional paid-in capital	253,584	253,577
Accumulated other comprehensive income	23,034	18,549
Treasury stock: 323,475 shares at March 31, 2012 and December 31, 2011	(1,329)	(1,329)
Accumulated earnings	343,039	295,787

Taro shareholders’ equity	619,008	567,264
Non-controlling interest	3,950	3,799

TOTAL SHAREHOLDERS’ EQUITY	622,958	571,063

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$856,424	$795,845

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data) (Unaudited)

	Three months ended March 31,
	2012		2011

Sales, net	$145,141			$107,727
Cost of sales	45,971			44,617

Gross profit	99,170			63,110

Operating expenses:
Research and development, net	9,847			7,258
Selling, marketing, general and administrative	23,101			22,460

	32,948			29,718

Operating income	66,222			33,392
Financial expenses, net	1,000			1,187
Other (loss) gain, net	(94)			251

Income before income taxes	65,128			32,456
Tax expense	17,791			6,368

Income from continuing operations	47,337			26,088
Net income (loss) from discontinued operations	66			(135)

Net income	47,403			25,953
Net income attributable to non-controlling interest	151			295

Net income attributable to Taro	$47,252			$25,658

Net income from continuing operations attributable to Taro	47,186			25,793
Net income (loss) from discontinued operations attributable to Taro	66			(135)

Net income attributable to Taro	$47,252			$25,658

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.06			$0.58

Diluted	$1.06			$0.58

Net income (loss) per ordinary share from discontinued operations attributable to Taro:
Basic	$—	*	$	(— )	*

Diluted	$—	*	$	(— )	*

Net income per ordinary share attributable to Taro:
Basic	$1.06			$0.58

Diluted	$1.06			$0.58

Weighted-average number of ordinary shares used to compute net income per share:
Basic	44,476			44,285

Diluted	44,589			44,447

*	Amount is less than $0.01

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars and shares in thousands (except per share data) (Unaudited)

	Three months ended March 31,
	2012	2011

Net income attributable to Taro	$47,252	$25,658
Other comprehensive income
Foreign currency translation adjustments	4,460	1,771
Unrealized gain (loss) from marketable securities	25	(239)

Total other comprehensive income	4,485	1,532

Total comprehensive income attributable to Taro	$51,737	$27,190

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands (Unaudited)

	Taro Shareholders’ Equity
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Retained Earnings	Total Taro Shareholders’ Equity	Non- controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2011	43,018	$680	$244,668	$24,186	$(1,329)	$113,107	$381,312	$3,201	$384,513
Exercise of options and issuance of shares of ESPP	33	—	300	—	—	—	300	—	300
Issuance of shares to Sun and exercise of Sun warrants	1,425	—	8,550	—	—	—	8,550	—	8,550
Share-based compensation	—	—	59	—	—	—	59	—	59
Comprehensive loss, net of tax:	—	—	—	(5,637)	—	—	(5,637)	—	(5,637)
Net income	—	—	—	—	—	182,680	182,680	598	183,278

Balance at December 31, 2011	44,476	680	253,577	18,549	(1,329)	295,787	567,264	3,799	571,063
Exercise of options and issuance of shares of ESPP	1	—	7	—	—	—	7	—	7
Comprehensive income, net of tax:	—	—	—	4,485	—	—	4,485	—	4,485
Net income	—	—	—	—	—	47,252	47,252	151	47,403

Balance at March 31, 2012	44,477	$680	$253,584	$23,034	$(1,329)	$343,039	$619,008	$3,950	$622,958

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (Unaudited)

	Three months ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	$47,403	$25,953
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,598	4,709
Change in deferred charges and other assets	8	5
Share-based compensation expense	—	20
Accrued severance pay and other long-term liabilities, net	(210)	(241)
Loss on sale of long-lived assets	22	—
Change in derivative instruments, net	(3,392)	(831)
Effect of exchange differences on inter-company balances	2,104	(368)
Increase in long-term debt due to currency fluctuations	814	1,136
Deferred income taxes, net	4,075	3,917
Decrease (increase) in trade receivables, net	9,879	(8,270)
Increase in other receivables, prepaid expenses and other	(535)	(2,088)
Increase in inventories, net	(1,583)	(1,592)
Decrease in long-term receivables and other assets	53	73
Decrease in income tax receivables	—	158
(Decrease) increase in trade payables	(521)	939
Increase in other accounts payable and accrued expenses	3,241	1,615
Increase (decrease) in income tax payables	12,138	(777)

Net cash provided by operating activities	78,094	24,358

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (Unaudited)

	Three months ended March 31,
	2012	2011
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,610)	(887)
Proceeds from (investment in) short-term bank deposits	18,045	(10,105)
Proceeds from restricted bank deposits	4,014	—
Proceeds from long-term deposits and other assets	18	—
Investment in marketable securities, net	(4,909)	—
Proceeds from sale of long-lived assets	28	—

Net cash provided by (used in) investing activities	15,586	(10,992)

Cash flows from financing activities:
Proceeds from issuance of shares, net	7	8,554
Proceeds from short-term bank debt, net	—	2,428
(Repayment of) proceeds from long-term debt	(6,595)	9

Net cash (used in) provided by financing activities	(6,588)	10,991

Effect of exchange rate changes on cash and cash equivalents	1,173	371

Increase in cash and cash equivalents	88,265	24,728
Cash and cash equivalents at the beginning of the period	150,001	54,144

Cash and cash equivalents at the end of the period	$238,266	$78,872

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$216	$95

Income taxes	$1,039	$3,140

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$633	$464

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

NOTE 1: — GENERAL

a.	Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, and European subsidiaries (the “Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. As of March 22, 2012, the Company’s ordinary shares are traded on the New York Stock Exchange (the “NYSE”), under the symbol “TARO.” Prior to the move to the NYSE, the Company’s ordinary shares were quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the symbol TAROF. As used herein, the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”). Taro Research Institute Ltd. in Israel provides research and development services to the Group. An application was filed with the Israeli authorities, to merge Taro Research Institute Ltd. with and into Taro Pharmaceutical Industries Ltd. in Israel. Once such merger is completed, the activities of Taro Research Institute Ltd. will be performed by Taro Pharmaceutical Industries Ltd. Taro International Ltd. in Israel and Taro’s subsidiary in the United Kingdom are engaged in the pharmaceutical activities of the Group outside North America.

The Group manufactures generic and proprietary drug products in facilities located in Israel and Canada, and manufactures bulk active pharmaceutical ingredients in its facilities in Israel. The Group’s research facilities are located in Israel and Canada. The majority of the Group’s sales are in North America.

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

Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its affiliates (“Sun”), the Company’s majority shareholder, owns, or controls, 29,497,933, or 66.3%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 77.5% of the vote attributable to the share equity of the Company.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

The Company used the market approach in determining the fair value of the group of assets. During the three months ended March 31, 2012 and 2011, there were no impairment charges recorded.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to U.S. GAAP.

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

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”), owns 3.125% of the shares that have economic rights and has 50% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights. In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct. In May 2011, TDC renewed its commitment to the Company. TDC may terminate the agreement upon one year written notice. As of March 31, 2012, no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights. Since losses applicable to TDC exceeded its interest in Taro U.S.A. equity, and as TDC has no obligation to fund such losses, such losses and any further losses applicable to TDC were charged against the Company. Effective January 1, 2009, the Company adopted FASB ASC Section 810-10-65,

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

“Consolidation – Overall – Transition and Open Effective Date Information – Transition Related to FASB Statements No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, and No. 164, Not-for-Profit Entities: Mergers and Acquisitions.” This standard requires that the Company allocate income or loss attributable to the non-controlling interest based on the respective ownership percentages. This aspect of the standard was adopted on a prospective basis.

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

During the three months ended March 31, 2012 and the year ended December 31, 2011, the Company did not own nor sell any marketable securities previously impaired.

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

U.S. dollars in thousands (Unaudited)

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

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

i.	Property, plant and equipment:

(1)	Property, plant and equipment is stated at cost, net of accumulated depreciation. Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

(2)	Interest costs are capitalized in accordance with FASB ASC Subtopic 835-20, “Interest – Capitalization of Interest.”

(3)	Depreciation is calculated utilizing the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

%
Buildings	2.5 - 10
Machinery and equipment	5 - 20 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

(4)	The Group accounts for costs of computer software developed or obtained for internal use in accordance with FASB ASC Subtopic 350-40, “Intangibles: Goodwill and Other – Internal-Use Software.” FASB ASC Subtopic 350-40 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the three months ended March 31, 2012 and the year ended December 31, 2011, the Group capitalized $10 and $0 of software costs, respectively. Software costs are amortized using the straight-line method over their estimated useful life of three years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

j.	Lease of land from Israel Land Administration:

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

FASB ASC Subtopic 350-20 prescribes that an entity may first assess qualitative factors to determine whether it is necessary to then perform a two-phase process for impairment testing of goodwill. The qualitative factors include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, any entity specific events, events affecting a reporting unit or a sustained decrease in share price. If upon evaluation of the qualitative factors there is greater than 50% likelihood that the fair value of the reporting unit is less than its carrying amount, then the entity must perform the two-phase process for impairment testing. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

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

The Company operates in one operating segment, comprising its only reporting unit. Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment test during the fourth fiscal quarter of each year. As of March 31, 2012 and December 31, 2011, no impairment loss had been identified.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. In the three months ended March 31, 2012 and 2011, the Company recorded no impairment loss.

m.	Comprehensive income:

The Company accounts for comprehensive income in accordance with FASB ASC Topic No. 220, “Comprehensive Income.” This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities. In accordance with the changes with the implementation of ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” the Company presents comprehensive income on the consolidated statements of comprehensive income which follows the consolidated statements of operations.

n.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company may reissue treasury shares, upon exercise of options and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for their issuance in accordance with FASB ASC Subtopic 505-30, “Equity – Treasury Stock,” and charges the excess of the purchase cost, including related stock-based compensation expenses, over their issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method.

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

U.S. dollars in thousands (Unaudited)

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

Reserves for returns, Medicaid and indirect rebates are included in current liabilities. All other sales deductions allowances are recorded as accounts receivable reserves. The reserve for returns is included in current liabilities as substantially all of these returns will not be realized until after the year-end accounts receivable balances are settled. Medicaid and indirect rebates are included in current liabilities because the Company does not have direct customer relationships with any of the payees. See Notes 5 and 12.

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

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company did not earn any grants during the three months ended March 31, 2012 and 2011.

r.	Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $2,166 and $1,509 for the three months ended March 31, 2012 and 2011, respectively.

s.	Income taxes:

Income taxes are accounted for in accordance with FASB ASC Topic 740, “Income Taxes”. FASB ASC Topic 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of March 31, 2012 and December 31, 2011, the Company’s management

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

determined that it was more likely than not that the Company will not benefit from the deferred tax assets in the Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that the Company will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

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

In accordance with FASB ASC Subtopic 605-45, “Revenue Recognition – Principal Agent Considerations,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $2,537 and $2,051 for the three months ended March 31, 2012 and 2011, respectively.

w.	Accounting for stock-based compensation:

The Company recognizes compensation expense in accordance with FASB ASC Topic 718, “Compensation: Stock Compensation” for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. Upon the adoption of FASB ASC Topic 718 the expected life of the option is estimated using the “simplified” method as provided in Staff Accounting Bulletin (“SAB”) 107. Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. On December 21, 2007, the SEC issued SAB No. 110 (“SAB 110”), codified as Topic 14.D.2 which, effective January 1, 2008, amends and replaces SAB 107. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

Stock Options: The Company did not grant any options during the three months ended March 31, 2012 or for the year ended December 31, 2011.

The Company applies FASB ASC Subtopic 505-50, “Equity - Equity-Based Payments to Non-Employees” with respect to options issued to non-employees. FASB ASC Subtopic 505-50 requires the use of option valuation models to measure the fair value of the options granted. Compensation expense to non-employees was not material.

Estimated forfeitures are based on estimates for the three months ended March 31, 2012 and year ended December 31, 2011.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

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

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. At March 31, 2012, three different customers in the United States represented approximately 18.5%, 13.4% and 12.5% of the trade accounts receivable, net. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not generally require collateral for its customers’ accounts receivable.

y.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, bank deposits, trade and other receivables and trade and other payables approximate their fair value, due to the short-term maturities of these instruments.

The carrying amount of long-term bank deposits approximates their fair value because such deposits bear market interest rates.

The carrying amounts of the Group’s borrowing arrangements under its debt agreements approximate their fair value since the loans bear interest at rates that approximate the Group’s incremental borrowing rates for similar types of borrowing arrangements.

The fair value of currency and interest rate contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.

z.	Accounting for derivatives:

FASB ASC Topic 815, “Derivatives and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged. At March 31, 2012 and December 31, 2011, no derivative instruments were designated as hedging instruments.

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

U.S. dollars in thousands (Unaudited)

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

In April 2011, the FASB issued ASU No. 2011-03, “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements.” ASU 2011-03 removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion for an agreement to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. This update is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 did not impact Taro’s financial statements as the Company does not have nor is anticipating entering into any repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This standard amends Topic 820 by clarifying the following related to fair value measurement: (1) that the application of the highest and best use and valuation premise concepts apply only to nonfinancial assets which might affect entities using the in-use valuation premise to measure the fair value of financial assets, (2) provide additional requirements specific to measuring the fair value of an instrument classified in an entity’s shareholders’ equity and (3) that a reporting entity should disclose quantitative information about the unobservable inputs used in a Level 3 fair value measurement. This update is effective during interim and annual periods beginning after December 15, 2011 on a prospective basis. The adoption of ASU-2011 did not impact Taro’s financial statements as the Company does not apply the highest and best use and valuation premise concepts, is not measuring the fair value of an instrument classified in shareholders equity, nor does Taro have any level 3 fair value instruments.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This standard changes the method of presenting comprehensive income. The amendment requires entities to report both the components of net income (i.e.: statement of operations) and the components of other comprehensive income either in a single continuous statement (e.g.: statement of comprehensive income) or in two separate but consecutive statements. ASU 2011-05 eliminates the option for an entity to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments will be applied retrospectively and will effect interim and annual periods beginning after December 15, 2011. Although this standard did not have a material financial impact on Taro’s financial statements, it changed how Taro presents the components of other comprehensive income by presenting it with the components of net income and no longer presenting it as part of the statement of changes in shareholders’ equity.

In September 2011, the FASB issued ASU No. 2011-08, “Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This standard provides the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 intends to simplify how entities test goodwill for impairment. Under this update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines through

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

assessing the totality of qualitative factors that it is more likely than not that its fair value is less than its carrying amount. If there is a determination that the fair value is less than its carrying amount, then the entity would perform the two-step goodwill impairment test described in ASC Topic 350, “Intangibles – Goodwill and Other.” The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted for impairment tests performed as of a date before September 15, 2011, if the entity’s financial statements for the most recent period have not been issued. This standard did not have a material financial impact on Taro’s financial statements for the transition period for the three months ended March 31, 2012.

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

In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This standard delays implementation of a portion of ASU No. 2011-05 that requires an entity to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. This update is effective for those annual periods beginning after December 15, 2011. This standard delays a portion of ASU No. 2011-05, and although it did not have a financial impact on Taro’s financial statements for the transition period for the three months ended March 31, 2012, it will require presentation of reclassification adjustments and their effects to other comprehensive income and the income statement upon implementation.

NOTE 3: — SHORT-TERM INVESTMENTS

a.	The following is a summary of marketable securities which are classified as available-for-sale:

	March 31,			December 31,
	2012			2011
	Amortized cost	Unrealized gain	Market value	Amortized cost	Unrealized gain	Market value
Available-for-sale:
Corporate and government debentures	$7,810	$25	$7,835	$2,825	$76	$2,901

b.	The estimated fair value of available-for-sale investments as of March 31, 2012 and December 31, 2011 by contractual maturity, are as follows:

	March 31,		December 31,
	2012		2011
	Cost	Market Value	Cost	Market Value
Available-for-sale corporate and government debentures:
Matures in one year	$4,913	$4,913	—	—
Matures in more than five years	2,848	2,922	2,848	2,901

	$7,761	$7,835	$2,848	$2,901

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,	December 31,
	2012	2011
Trade accounts receivable, gross	$201,354	$206,917

Reserves for sales deductions:
Chargebacks	(20,789)	(20,145)
Customer rebates	(31,774)	(31,898)
Other sales deductions	(37,547)	(33,878)
Allowance for doubtful accounts	(114)	(164)

Trade accounts receivable, net	$111,130	$120,832

b.	Other receivables and prepaid expenses:

	March 31,	December 31,
	2012	2011
Prepaid expenses	$8,526	$6,915
Deferred income taxes	85,020	82,885
Government authorities	1,017	1,655
Advances to suppliers	121	367
Derivative instruments	3,134	1,693
Other	683	829

	$98,501	$94,344

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

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

U.S. dollars in thousands (Unaudited)

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

The following tables summarize the activities for sales deductions and product returns for the three months ended March 31, 2012 and the year ended December 31, 2011:

For the Three months ended March 31, 2012
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,145)	$(51,711)	$51,067	$(20,789)
Rebates and Other	(65,940)	(50,349)	46,854	(69,435)

Total	$(86,085)	$(102,060)	$97,921	$(90,224)

Current Liabilities
Returns	$(30,722)	$(6,292)	$3,588	$(33,426)
Other (1)	(32,606)	(11,215)	9,984	(33,837)

Total	$(63,328)	$(17,507)	$13,572	$(67,263)

For the Year Ended December 31, 2011
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(26,559)	$(224,112)	$230,526	$(20,145)
Rebates and Other	(41,567)	(150,799)	126,426	(65,940)

Total	$(68,126)	$(374,911)	$356,952	$(86,085)

Current Liabilities
Returns	$(21,962)	$(23,242)	$14,482	$(30,722)
Other (1)	(13,099)	(51,462)	31,955	(32,606)

Total	$(35,061)	$(74,704)	$46,437	$(63,328)

(1)	Includes indirect rebates.

NOTE 6: — INVENTORIES

	March 31, 2012	December 31, 2011
Raw and packaging materials	$34,678	$31,810
Finished goods	51,430	51,699
Work in progress	17,595	17,762
Purchased products for commercial purposes and other	5,935	6,107

	$109,638	$107,378

As of March 31, 2012 and December 31, 2011, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $17,406 and $14,285, respectively.

As of March 31, 2012 and December 31, 2011, there were no pledges of inventory.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31, 2012	December 31, 2011
Cost:
Land	$9,607	$9,521
Buildings	142,411	141,547
Leasehold improvements	3,270	3,259
Machinery and equipment	151,734	150,230
Computer equipment	33,253	32,905
Motor vehicles	236	264
Furniture, fixtures and office equipment	9,065	8,969
Advances for property and equipment	260	501

	349,836	347,196

Accumulated depreciation and impairment charges:
Buildings	$43,280	$41,852
Leasehold improvements	3,214	3,186
Machinery and equipment	113,315	110,801
Computer equipment	31,843	31,479
Motor vehicles	231	239
Furniture, fixtures and office equipment	7,203	7,107

	199,086	194,664

Depreciated cost	$150,750	$152,532

Depreciation expenses were $3,731 and $3,815 for the three months ended March 31, 2012 and 2011, respectively. For related impairment charges, see Note 2.l.

b.	Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,832 as of March 31, 2012 and December 31, 2011. There was no capitalized interest and other costs for the three months ended March 31, 2012 and the year ended December 31, 2011.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,699 and $4,689 as of March 31, 2012 and December 31, 2011, respectively.

d.	As for pledges – see Note 14.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31, 2012	December 31, 2011
Cost:
Product and distribution rights	$73,438	$73,479
Deferred charges in respect of loans and bonds from institutional investors	194	194
Other deferred costs	1,541	1,541

	75,173	75,214

Accumulated amortization and impairment charges:
Product and distribution rights	55,168	54,353
Deferred charges in respect of loans and bonds from institutional investors	179	177
Other deferred costs	1,518	1,512

	56,865	56,042

Amortized cost	$18,308	$19,172

b.	Amortization expenses related to product and distribution rights were $867 and $894 for the three months ended March 31, 2012 and 2011, respectively.

c.	As of March 31, 2012, the estimated amortization expense of product and distribution rights for March 31, 2013 to 2017 is as follows: 2013 - $3,444; 2014 - $3,357; 2015 - $3,105; 2016 - $2,970; 2017 - $2,963.

d.	The weighted-average amortization period for product rights is approximately 6 years.

NOTE 9: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	March 31, 2012	December 31, 2011
Prepayment of land leased from Israel Land Administration (1)	$13,903	$13,959
Restricted bank deposits (2)	—	3,500
Derivative instruments (3)	2,866	2,232
Severance pay fund (4)	2,939	3,159
Long-term security deposit	218	237
Other	46	44

	$19,972	$23,131

(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid. See Note 2.j.
(2)	Amount represents restricted bank deposits pursuant to an interest rate swap agreement associated with loan agreements in Israel. See Note 10.
(3)	See Note 10.
(4)	Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations. See Note 12.b.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $233, and $861 for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively.

	Three months ended March 31,
	2012	2011
Pension, retirement savings and severance expenses	$1,690	$892

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

In September 2005, the Company also entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%. At March 31, 2012 and December 31, 2011, the fair market value of the swap was a liability of $1,333 and $1,423, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized gain of $91 and $641 within financial expenses, net for the three months ended March 31, 2012 and 2011, respectively. See Note 13.a.4.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

	Rate of Inflation		Rate of Devaluation (Appreciation) Against U.S. Dollar		Rate of Exchange of U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
12/31/2011	2.17%	2.30%	7.66%	2.25%	3.82	1.02
03/31/2012	0.38%	1.25%	(2.77%)	(1.76%)	3.72	1.00

(1)	Per Bank of Israel

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

(2)	Per Bank of Canada

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%. At the same time, the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,190 plus a fixed rate of 5.9%. This swap matured on November 28, 2008, and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap. In accordance with this swap agreement, the Company receives NIS 201,270 in six annual payments (equivalent of the remaining debt balance as of November 28, 2008), which is linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance. The Company is required to pay $51,344 plus a fixed rate of 6.59%. At March 31, 2012, the fair market value of the swap was $4,163 comprised of a $1,297 asset (recorded in other receivables and prepaid expenses) and a $2,866 asset (recorded in long-term receivables and other assets). At December 31, 2011, the fair market value of the swap was $3,165 comprised of a $933 asset (recorded in other receivables and prepaid expenses) and a $2,232 asset (recorded in long-term receivables and other assets). The Company recorded net gains of $998 and $641 within financial expenses, net for the three months ended March 31, 2012 and 2011, respectively.

In October 2011, the Company entered into separate forward contracts to purchase the Israeli Shekel and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates. The forward contract to purchase the Shekel is for a total amount of $45,000 which is settled in monthly installments of $3,958 for six months and $3,542 for six months. The Company recorded a net gain of $1,035 and $0 for the three months ended March 31, 2012 and 2011, respectively, for this contract. The forward contract to purchase the Canadian dollar is for a total amount of $96,100 which is settled in monthly installments of $9,300 for five months and $8,267 for six months. The Company recorded a net gain of $1,649 and $0 for the three months ended March 31, 2012 and 2011, respectively, for this contract.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2011 were as follows:

	March 31, 2012
	Quoted Market Prices of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities	$7,835	$—	$—
Forward contracts	—	1,837	—
Cross-currency swaps	—	4,163	—

	$7,835	$6,000	$—

Liabilities
Interest rate swap	$—	$1,333	$—
Forward contracts	—	237	—

	$—	$1,570	$—

	December 31, 2011
	Quoted Market Prices of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities	$2,901	$—	$—
Forward contracts	—	760	—
Cross-currency swaps	—	3,165	—

	$2,901	$3,925	$—

Liabilities
Interest rate swap	$—	$1,423	$—
Forward contracts	—	1,483	—

	$—	$2,906	$—

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31, 2012	December 31, 2011
Returns reserve	$33,426	$30,722
Due to customers (1)	459	290
Employees and payroll accruals	15,524	12,840
Deferred revenue	—	351
Medicaid and indirect rebates	33,378	32,316
Accrued income taxes	68,507	55,553
Legal and audit fees	658	848
Accrued expenses	7,091	12,424
Interest payable	639	240
Deferred taxes	302	284
Derivative instruments	237	1,483
OCS and other royalties	2,774	1,865
Other	1,970	773

	$164,965	$149,989

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

(1)	Amount due to customers in excess of their outstanding balance as a result of chargebacks, rebates and other deductions.

b.	Other long-term liabilities:

	March 31, 2012	December 31, 2011
Accrued severance pay	$3,020	$3,451
Interest rate swap	1,333	1,423
Accrued taxes	60	60

	$4,413	$4,934

NOTE 13: — LONG-TERM DEBT

a.	Composed as follows:

	March 31, 2012	December 31, 2011
Loans from institutional investors and bonds (1)	$30,597	$29,783
Bank loans (2)	—	19
Mortgage for U.S. distribution facility (3) (4)	—	6,393
Mortgage for U.S. headquarters facility (4)	8,309	8,492

	38,906	44,687

Less: current maturities	10,957	17,073

	$27,949	$27,614

(1)	In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel. At March 31, 2012, the outstanding loans are comprised of $1,264 (issued in U.S. dollars) at an interest rate of 6.0 – 6.1% with the remaining loans of $29,333 (issued in NIS) at a rate of Israeli CPI plus 5.8%. The debentures mature in November 2014. The debentures provided certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1. The test is based on the Company’s audited financial statements, and is performed on April 1 of each year with respect to the prior calendar year.

(2)	In April 2010, the Company entered into a vehicle financing loan of $28 at 0.0% interest rate over 5 years for which the bank registered a lien. On March 15, 2012, the Company paid $18 in order to retire this loan.

(3)

On January 8, 2004, Taro U.S.A. expanded its distribution capacity with the purchase of a 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro acquired the facility for $18,433, of which, $13,200 was financed by a mortgage. This facility is subject to depreciation on a straight-line basis over a 40 year period. The mortgage on the New Jersey facility was $0 and $6,393, as of March 31, 2012 and December 31, 2011, respectively, was for an original term of seven years, bearing interest at the rate of LIBOR plus 1.85% and had certain financial and reporting covenants. The interest rate of the mortgage was effectively fixed at 4.66%, as the Company had an interest rate swap in place through November 28, 2008. On November 28, 2008,

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

the principal amount of this mortgage was increased $4,743 to $12,993, the interest rate swap was terminated and the maturity extended to October 1, 2012. On February 3, 2012, the Company paid $5,855 comprised of $5,843 of principal and $12 of interest, in order to retire this mortgage.

(4)	In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey. The Company guaranteed these obligations. The mortgage on the New York facility was $8,309 and $8,492 as of March 31, 2012 and December 31, 2011, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90. At March 31, 2012 and December 31, 2011, the debt service coverage ratio was 2.15. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage. As of March 31, 2012, the Company is in compliance with all of its covenants.

b.	Classified by currency, linkage terms and interest rates, the total amount of the debt (including current maturities) is as follows:

	Weighted-Average Interest Rate		Amount
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
In, or linked to, U.S. dollars (1)	2.15%	2.17%	$9,574	$16,149
In Canadian dollars (subject to variable interest rates)	0.00%	0.00%	—	19
In Israeli currency – linked to CPI	5.80%	5.80%	29,332	28,519

			$38,906	$44,687

(1)	Includes loans in the amount of $8,309 and $14,885 as of March 31, 2012 and December 31, 2011, respectively, which are subject to variable interest rates linked to LIBOR. The remaining outstanding debt is subject to fixed interest rates.

c.	The debt matures as follows:

March 31, 2012
3/31/2013	$10,957
3/31/2014	11,005
3/31/2015	11,056
3/31/2016	912
3/31/2017	969
Thereafter	4,007

$38,906

As of the date of these financial statements, the Company has met all of its scheduled debt obligations.

For collateral, see Note 14.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	March 31, 2012	December 31, 2011
Long-term debt (including current maturities) (1)	$8,310	$14,904

(1)	Long-term debt primarily includes mortgages secured by facilities in the U.S.A.

For further discussion of collateralized assets see Note 13.

NOTE 15: — COMMITMENTS AND CONTINGENT LIABILITIES

a.	Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2018. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31, 2012
3/31/2013	$2,695
3/31/2014	1,979
3/31/2015	1,515
3/31/2016	858
3/31/2017	434
Thereafter	759

$8,240

Total rent expenses were $921 and $886 for the three months ended March 31, 2012 and 2011, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Commencing in 1999, grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars). As of March 31, 2012 and December 31, 2011, the aggregate contingent liability to the OCS was approximately $10,735 and $10,609, respectively.

Royalty payments to the OCS were $0 and $736 for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively.

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

U.S. dollars in thousands (Unaudited)

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

On June 15, 2008, the Company brought a lawsuit in the Tel-Aviv district court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations. This is legacy litigation from the change in control of the Company in September 2010, and the lawsuit, at this time, is dormant.

In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuit alleges that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated published prices (average wholesale prices or “AWP”). The trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State has been given leave by the court to re-plead its case.

In November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. This lawsuit, similarly to the lawsuit filed by the State of Utah, also alleges that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated AWPs. The parties are currently in the discovery phase of the litigation. We are not in a position to quantify the likely outcome of these AWP cases.

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

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%. The Company then filed an amended complaint on August 22, 2011 to include a newly issued patent, United States Patent No. 7,977,324. The suit alleges that Suven’s ANDA to sell its own malathion lotion infringes Taro’s patent.

d.	In 2008, the Company entered into severance agreements tied to a change in control, with certain executives whereby each executive would receive salary and benefits for a period of time if terminated after a change in control. In November 2010 and April 2011, the Company terminated the employment of certain of these executives.

e.	On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term. The Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. Additionally, the Agreement, inter alia, provides for a one-time payment of $1,500 (payable in NIS) to be divided among Taro’s Israeli employees as of the date of the Agreement.

f.	Licensing Agreements:

1.

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

U.S. dollars in thousands (Unaudited)

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

NOTE 16: — SHAREHOLDERS’ EQUITY

a.	Pertinent rights and privileges of ordinary shares:

1.	100% of the rights to profits are allocated to the ordinary shares.

2.	100% of the dissolution rights are allocated to the ordinary shares.

3.	Two-thirds of the voting power of all of the Company’s shares is allocated to the ordinary shares.

b.	Founders’ shares:

One-third of the voting power of all of the Company’s shares is allocated to the founders’ shares.

c.	Stock option plans:

1.	The Company’s 1991 Stock Incentive Plan provided for the issuance of incentive stock options, non-qualified stock options, or stock appreciation rights to key employees and associates of the Group.

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant, and none of the options granted include stock appreciation rights. The options were granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share. As of March 31, 2012 and December 31, 2011, an aggregate of 6,425 options in respect of the 1991 plan were outstanding, and no further options in respect of the 1991 plan are available for future grants. The Company issues new shares to employees and associates exercising their stock options.

2.	The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, or stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000, and none of the options granted include stock appreciation rights. The options were granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of March 31, 2012 and December 31, 2011, an aggregate of 322,630 and 325,130 options in respect of the 1999 plan were outstanding, respectively, and no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

3.	A summary of the Company’s stock option activity (except options to non-employees) and related information for the three months ended March 31, 2012 is as follows:

	Number of options	Exercise price	Weighted- average exercise price	Weighted- average remaining contractual terms	Aggregate intrinsic value
				(in years)
Outstanding at December 31, 2011	331,555	$2.38 - $68.51	$26.08
Exercised	(500)	$13.64	$13.64
Forfeited	(2,000)	$26.09 - $68.51	$43.82
Granted	—	$—	$—

Outstanding at March 31, 2012	329,055	$2.38 - $68.51	$25.99	1.87	$4,800

Exercisable at March 31, 2012	329,055		$25.99	1.87	$4,800

Vested at March 31, 2012	329,055		$25.99	1.87	$4,800

The shares exercised for the three months ended March 31, 2012 and the year ended December 31, 2011 were 500 and 32,775, respectively, with a total intrinsic value of $12 and $378, respectively. As of March 31, 2012, there was $8 of unrecognized compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan. For the three months ended March 31, 2012 and 2011, the Company recognized $0 and $20, respectively, in stock-based compensation expense.

The number of options exercisable as of March 31, 2012 and December 31, 2011 were 329,055 and 331,555, respectively. The weighted-average exercise prices for the options exercisable as of March 31, 2012 and December 31, 2011 were $25.99 and $26.08, respectively.

The stock options outstanding and exercisable as of March 31, 2012 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
Range of exercise price	Outstanding as of March 31, 2012	Weighted- average remaining contractual life	Weighted- average exercise price	Exercisable as of March 31, 2012	Weighted- average exercise price
		(in years)
$ 2.38 – $10.00	7,425	0.25	$2.79	7,425	$2.79
$10.01 – $20.00	118,750	2.03	$13.08	118,750	$13.08
$20.01 – $30.00	87,500	2.26	$24.09	87,500	$24.09
$30.01 – $40.00	62,630	1.33	$32.80	62,630	$32.80
$40.01 – $68.51	52,750	1.72	$53.36	52,750	$53.36

	329,055	1.87	$25.99	329,055	$25.99

4.	There was no stock option activity associated with non-employees during the three months ended March 31, 2012. There were 3,000 stock options forfeited by non-employees during the year ended December 31, 2011.

d.	Dividends:

The Company may declare and pay dividends from retained earnings. For restrictions on dividend distribution, see Note 17.d.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

e.	Net income per share:

	Three months ended March 31, 2012			Three months ended March 31, 2011
	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount

Basic EPS:	$47,252	44,476,429	$1.06	$25,658	44,284,556	$0.58

Effect of dilutive securities:
Stock options	—	112,578	—	—	162,737	—

Diluted EPS:	$47,252	44,589,007	$1.06	$25,658	44,447,293	$0.58

NOTE 17: — INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in U.S. dollars. After the initial three-year term, the Company has to make the election on an annual basis. Through taxable year 2012, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

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

U.S. dollars in thousands (Unaudited)

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

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of March 31, 2012, management believes that the Company is meeting all of the aforementioned requirements.

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

If the Company pays a dividend out of income derived from the Approved Enterprises during the tax exemption period, the Company will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount of dividend distributed.

For the three months ended March 31, 2012, income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 24% (see g below).

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

U.S. dollars in thousands (Unaudited)

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

The Israeli corporate tax rate is 24% in for the three months ended March 31, 2012 and 24% for the year ended December 31, 2011. However, the Israel Income Tax Authority approved the Israeli companies a special tax year starting January 1, 2011 and ending March 31, 2012 and therefore the applicable tax rate for the 3 months ended March 31, 2012 is 24%.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

h.	Income from continuing and discontinued operations before income taxes comprises of the following:

	Three months ended March 31,
	2012	2011

Domestic (Israel)	$26,241	$18,045
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	38,953	14,276

Income from continuing and discontinued operations before taxes	$65,194	$32,321

i.	Taxes on income are comprised of the following:

	Three months ended March 31,
	2012	2011

Current taxes	$9,352	$2,451
Prior years’ taxes	4,364	—
Deferred income taxes	4,075	3,917

	$17,791	$6,368

Domestic	$1,730	$1,554
Foreign	16,061	4,814

	$17,791	$6,368

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $613 and $1,954 for the three months ended March 31, 2012 and the year ended December 31, 2011, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

j.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Three months ended March 31,
	2012	2011

Statutory tax rate (In Israel)	24%	24%

(Decrease) increase in effective tax rate due to:
Mainly tax benefits from reduced tax rates under benefit programs	(4%)	(9%)
Different tax rates applicable to non-Israeli subsidiaries	1%	4%
Uncertain tax positions, net	(1%)	1%
Taxes from prior years	7%	0%

Effective consolidated tax rate	27%	20%

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

k.	Current taxes are calculated at the following rates:

	Three months ended March 31,
	2012	2011

On Israeli operations (not including “Approved Enterprise”)	24.0%	24.0%
On U.S. operations *	35.0%	35.0%
On Canadian operations *	25.0%	26.5%
On U.K. operations *	26.5%	28.0%
On Ireland operations *	12.5%	12.5%

*	The U.S., U.K., Irish and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits and manufacturing and processing credits, thereby reducing its effective tax rate.

l.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward losses.

	March 31, 2012	December 31, 2011
Deferred tax assets:
Net operating loss carryforward	$11,844	$17,316
Deferred revenue	18,459	21,220
Property, plant, and equipment	1,843	2,261
Accrued expenses	54,087	48,851
Bad debt allowance	37	40
Amortization and impairment	7,222	7,326
Other, net	11,665	11,630

Total deferred tax assets	105,157	108,644
Valuation allowance for deferred tax assets	(13,688)	(13,458)

Net deferred tax assets	91,469	95,186

Deferred tax liabilities:
Property, plant, and equipment	(2,205)	(1,897)
Amortization	—	46
Other, net	(302)	(283)

Total deferred tax liabilities	(2,507)	(2,134)

Net deferred tax assets (liabilities)	$88,962	$93,052

Domestic	$5,655	$4,354
Foreign	83,307	88,698

	$88,962	$93,052

The deferred income taxes are presented in the balance sheet as follows:

	March 31, 2012	December 31, 2011
Among current assets (“other receivables and prepaid expenses”)	$85,020	$82,885
Long-term deferred income tax assets	6,449	12,302
Among short-term liabilities	(302)	(284)
Among long-term liabilities	(2,205)	(1,851)

	$88,962	$93,052

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

m.	Carryforward tax losses:

1.	The Company:

As of March 31, 2012, one of the Israeli subsidiaries has carryforward tax losses of $1,287.

2.	Canadian subsidiary:

As of March 31, 2012, this subsidiary has no carryforward tax losses.

3.	U.K. subsidiary:

As of March 31, 2012, this subsidiary has carryforward tax losses of $10,632, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.s, there is a full valuation allowance provided against these losses.

4.	Irish subsidiary:

As of March 31, 2012, this subsidiary has carryforward tax losses of $72,122. Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines. As discussed in Note 2.s, a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of March 31, 2012, this subsidiary has no carryforward tax losses. The Company’s U.S. subsidiary has been examined by the U.S. tax authorities through 2008; however due to the fact that the U.S. subsidiary had a past net operating loss carryforward, the U.S. subsidiary remained subject to examination by the U.S. tax authorities from 2002 onward, but only to the extent of the amount of the net operating loss carryforward.

6.	Hungarian subsidiary:

As of March 31, 2012, this subsidiary has no carryforward tax losses.

n.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

o.	At March 31, 2012, deferred income taxes were not provided for on a cumulative total of $215,644 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed. Taro Canada intends to invest these earnings indefinitely in its operations.

p.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.

q.	Tax assessments:

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

U.S. dollars in thousands (Unaudited)

The Company’s U.S. subsidiary has been examined by U.S. tax authorities through 2008; however, due to the fact that the U.S. subsidiary has a net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities only to the extent of the amount of the net operating loss carryforward.

The Company completed its tax assessments with the Canadian tax authorities for the years through 2003. The Company’s tax provision was adequate to satisfy these assessments. Taro Canada has the 2004 and 2005 tax years currently under examination and remains subject to examination by the Canadian tax authorities for years after 2005. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

r.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.s).

	March 31, 2012	December 31, 2011
Unrecognized tax exposure at beginning of year	$14,425	$21,117
Increases as a result of positions taken in prior period	92	7
Decreases as a result of positions taken in prior period	—	(301)
Increases as a result of positions taken in current period	36	635
Decreases as a result of positions taken in current period	(725)	—
Decreases due to settlements with tax authorities	—	(6,994)
Decreases due to expiration of statute of limitations	—	(39)

Unrecognized tax exposure at end of year	$13,828	$14,425

The total amount of interest and penalties recognized on the consolidated statement of operations for the three months ended March 31, 2012 and 2011 were $806 and $554, respectively. The total amount of interest and penalties recognized on the consolidated balance sheet at March 31, 2012 and December 31, 2011 were $4,354 and $3,825, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $13,828 and $14,425 at March 31, 2012 and December 31, 2011, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

	Three Months Ended March 31,
	2012	2011

Sales by location of customers :
Israel	$5,472	$5,966
Canada	13,167	10,394
U.S.A.	122,472	87,036
Other	4,030	4,331

	$145,141	$107,727

Selling, marketing, general and administrative expenses:
Selling and marketing	$12,192	$10,614
Advertising	2,166	1,509
General and administrative *	8,743	10,337

	$23,101	$22,460

* Including provision for doubtful accounts	$(50)	$3

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$368	$(916)
Income in respect of deposits	(510)	(370)
Expenses in respect of short-term credit	35	11
Foreign currency transaction losses	1,107	2,462

	$1,000	$1,187

NOTE 19: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments.”

	Israel	Canada*	U.S.A.	Other	Consolidated
Three months ended March 31, 2012 and as of March 31, 2012:
Sales to unaffiliated customers **	$5,472	$13,167	$122,472	$4,030	$145,141
Long-lived assets ***	$91,245	$40,148	$42,607	$2,342	$176,342
Three months ended March 31, 2011 and as of December 31, 2011:
Sales to unaffiliated customers **	$5,966	$10,394	$87,036	$4,331	$107,727
Long-lived assets ***	$92,547	$41,010	$43,133	$2,291	$178,981

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer’s location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

b.	For the three months ended March 31, 2012, the Company had net sales to three different customers of 24.1%, 12.7% and 11.9% of consolidated net sales. For the three months ended March 31, 2011, the Company had net sales to three different customers of 18.3%, 11.3% and 10.9% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total sales for the three months ended March 31, 2012 and 2011:

	Three months ended March 31,
Category	2012	2011
	%
Dermatological and topical	70	61
Neuropsychiatric	10	14
Cardiovascular	9	10
Anti-inflammatory	4	6
Other	7	9

Total	100	100

NOTE 20: — DISCONTINUED OPERATIONS

a.	During 2010, the Company’s management decided to sell its Irish facility. The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated Statements of Operations.

b.	The following is the detail of discontinued operations:

	Three months ended March 31,
	2012	2011

Sales, net	$(9)	$(8)
Cost of sales	72	76

Gross loss	63	68
Operating expenses:
Research and development, net	—	4
Selling, marketing, general and administrative	34	58

Operating loss	97	130
Financial expenses, net	(103)	10
Other gain, net	(60)	(5)

(Income) loss before income taxes	(66)	135
Tax expense	—	—

Net (income) loss from discontinued operations	$(66)	$135

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (Unaudited)

NOTE 21: — RELATED PARTY TRANSACTIONS

The Company has substantial relationships with Sun. Certain of Taro’s Board members are also on Sun Pharma’s Board of Directors. In addition, certain of Taro’s officers and executives are also executives of Sun. Taro’s Interim Chief Executive Officer, who is also a member of the Board of Directors of Taro, is an officer of an indirect subsidiary of Sun Pharma.

During 2012 and 2011, Taro entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these material or unusual and believes that terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli legal requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary pursuant to Israeli legal requirements and therefore did not require shareholder approval.

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

NOTE 22: — SUBSEQUENT EVENTS

a.	As of March 31, 2012, Mr. Elisha Sa’ar, an independent public accountant, was terminated as the Company’s internal auditor and as of that same date, Mrs. Rita Gerson was appointed by the Company’s Board of Directors as internal auditor and ceased being an officer of the Company.

b.	On April 18, 2012, Mr. Dilip Shanghvi resigned as Chairman and a member of Taro’s Board of Directors and Mr. Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, has been appointed as Mr. Shanghvi’s replacement, serving on the Board as its Chairman until Taro’s next Annual General Meeting of Shareholders.

c.	Stock options:

Between January 1, 2012 and June 28, 2012, no stock options were granted to the Company’s directors or employees.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

U.S. dollars in thousands (Unaudited)

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1