Form 20-F
period 2013-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2013-07-02
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

44,768,087 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were issued and outstanding as of March 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☑  No

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

As used in this Annual Report on Form 20-F for the year ended March 31, 2013 (the “2013 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

During 2012, our Board of Directors (the “Board”) approved a change in our fiscal year end from December 31 to March 31. The new fiscal year end was effectuated to align our fiscal reporting period and our annual budget planning with that of our major shareholder, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”).

This 2013 Annual Report is being filed in respect of the year ended March 31, 2013, and contains the audited consolidated financial statements for the year then ended. To disclose information as of the latest practicable date and to provide material information to shareholders, this 2013 Annual Report discloses events and other information occurring after the fiscal year ended March 31, 2013.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2013 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D – Key Information: Risk Factors” and elsewhere in this Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2013 Annual Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Totals presented in this 2013 Annual Report may not total correctly due to rounding of numbers.

All references in this 2013 Annual Report to “dollars,” or “$,” are to United States dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The published (1) representative exchange rate between the NIS and the dollar for March 31, 2013 was NIS 3.65 per $1.00. The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2013 was $1.02 Canadian dollar per $1.00. No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)	As published by The Bank of Israel.
(2)	As published by The Bank of Canada.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010 and as of March 31, 2013 and March 31, 2012, from our audited consolidated financial statements set forth elsewhere in this 2013 Annual Report that have been prepared in accordance with U.S. GAAP. We have derived the consolidated selected financial data for each of the years ended December 31, 2009 and 2008 and as of December 31, 2011, 2010, 2009 and 2008 from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2013 Annual Report. In 2012, we changed our fiscal year end from December 31 to March 31.

	Year Ended March 31,	Three months Ended March 31,		Year Ended December 31,
	2013	2012		2011	2010	2009	2008
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$670,954	$145,141		$505,668	$392,535	$355,936	$327,351
Cost of sales	176,128	45,971		176,143	159,158	147,091	139,510

Gross profit	494,826	99,170		329,525	233,377	208,845	187,841

Operating expenses:
Research and development, net	46,508	9,847		30,867	36,393	33,303	33,681
Selling, marketing, general and administrative	86,438	23,101		93,918	107,902	100,344	97,125
Settlements and loss contingencies	33,300	—		—	—	—	—

Total operating expenses	166,246	32,948		124,785	144,295	133,647	130,806

Operating income	328,580	66,222		204,740	89,082	75,198	57,035
Financial (income) expenses, net	(3,931)	1,000		(3,697)	11,840	13,575	(1,754)
Other gain (loss), net	3,352	(94)		609	755	548	469

Income before income taxes	335,863	65,128		209,046	77,997	62,171	59,258
Tax expense (benefit)	67,799	17,791		24,551	10,477	(69,657)	13,541

Income from continuing operations	268,064	47,337		184,495	67,520	131,828	45,717
Net (loss) income from discontinued operations	(1,194)	66		(1,217)	(2,969)	(15,077)	(15,196)

Net income	266,870	47,403		183,278	64,551	116,751	30,521
Net income attributable to non-controlling interest	664	151		598	473	2,728	—

Net income attributable to Taro	$266,206	$47,252		$182,680	$64,078	$114,023	$30,521

Net income from continuing operations attributable to Taro	$267,400	$47,186		$183,897	$67,047	$129,100	$45,717
Net (loss) income from discontinued operations attributable to Taro	(1,194)	66		(1,217)	(2,969)	(15,077)	(15,196)

Net income attributable to Taro	$266,206	$47,252		$182,680	$64,078	$114,023	$30,521

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$5.99	$1.06		$4.14	$1.66	$3.29	$1.17

Diluted	$5.98	$1.06		$4.14	$1.60	$3.18	$1.14

Net (loss) gain per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.03)	$—	*	$(0.03)	$(0.07)	$(0.38)	$(0.39)

Diluted	$(0.03)	$—	*	$(0.03)	$(0.07)	$(0.37)	$(0.38)

Net income per ordinary share attributable to Taro:
Basic	$5.96	$1.06		$4.11	$1.59	$2.91	$0.78

Diluted	$5.95	$1.06		$4.11	$1.53	$2.81	$0.76

Weighted-average number of ordinary shares used to compute net income per share:
Basic	44,678	44,476		44,406	40,272	39,232	39,200

Diluted	44,715	44,589		44,491	41,850	40,568	40,423

*	Amount is less than $0.01

	As of March 31,		As of December 31,
	2013	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Working capital (deficiency)	$717,240	$454,762	$391,048	$165,851	$59,095	$(12,773)
Property, plant and equipment, net	145,265	150,750	152,532	163,596	176,168	186,543
Total assets	1,106,636	856,424	795,845	556,442	575,889	473,098
Short-term debt, including current maturities of long-term debt	11,330	10,957	17,073	28,195	125,367	130,004
Long-term debt, net of current maturities	17,269	27,949	27,614	31,225	38,380	58,019
Shareholders’ equity	890,961	622,958	571,063	384,513	295,696	164,217

Dividends

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. Our dividend policy is set forth below in “Item 8.A – Consolidated Statements and Other Financial Information.”

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our business, operating results and financial condition may be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks facing us, we may experience a material adverse change in on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

Risks Relating to Our Industry

The pharmaceutical industry in which we operate is intensely competitive. We are particularly subject to the risks of competition. For example, the competition we encounter may have a negative impact upon the prices we charge for our products, the market share of our products and our revenue and profitability.

The pharmaceutical industry in which we operate is intensely competitive. The competition which we encounter has an effect on our product prices, market share, revenue and profitability. Depending upon how we respond to this competition, it may have a material adverse effect on us. We compete with:

•	generic manufacturers of our brand-name drugs;

•	the original manufacturers of the brand-name equivalents of our generic products;

•	other drug manufacturers (including brand-name companies that also manufacture generic drugs);

•	other generic drug manufacturers; and

•	manufacturers of new drugs that may compete with our generic drugs and proprietary products.

Most of the products that we sell are either generic drugs or drugs for which related patents have expired. Most of these products do not benefit from patent protection and are therefore subject to an increased risk of competition. In addition, because many of our competitors have substantially greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have, we are particularly subject to the risks inherent in competing with them. For example, many of our competitors may be able to develop products and processes competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

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

Generally, no additional regulatory approvals are required for brand-name manufacturers to sell directly or through a third party to the generic market. Brand-name products that are licensed to third parties and are marketed under their generic names at discounted prices are known as authorized generics. Such licensing facilitates the sale of generic equivalents of a company’s own brand-name products. Because many brand-name companies are substantially larger than we are and have substantially greater resources than we have, we are particularly subject to the risks of their undertaking to prevent or discourage the use of our products that compete with theirs. Moreover, the introduction of authorized generics may make competition in the generic market more intense. It may also reduce the likelihood that a generic company that obtains the first ANDA approval for a particular product will be the first to market and/or the only generic alternative offered to the market and thus may diminish the economic benefit associated with this position.

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

We make a significant portion of our sales to a relatively small number of wholesalers, retail drug chains, food chains and mass merchandisers. If demand decreases significantly, our profitability could be negatively impacted. Also, these customers constitute an essential part of the distribution chain for generic pharmaceutical products and continue to undergo significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing product pricing pressures facing us. In addition, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions, potentially enables those groups to negotiate price discounts on our products. The result of these developments may have a material adverse effect on our business, financial position and results of operations, and could cause the market value of our ordinary shares to decline.

New developments by others could make our products or technologies non-competitive or obsolete.

The markets in which we compete and intend to compete continue to undergo rapid and significant technological change. Our competitors may succeed in developing products and technologies that are more effective or less costly than any that we are developing, or that would render our products obsolete and non-competitive.

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

Our ability to market products successfully depends, in part, upon the acceptance of our products not only by consumers, but also by independent third parties.

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

Our future profitability depends, in part, upon our ability to continue monitoring our inventory levels in the distribution channel. We obtain reports of the amount of our products held in inventory by our wholesaler customers. We use these reports as part of our process for monitoring inventory levels in our distribution channel and our exposure to product returns. If we lose access to these reports, we may not be able to adequately monitor our inventory levels in the distribution channel. The loss of our visibility into the distribution channel could cause inventory levels to build, exceeding market demand and resulting in our incurring significant and unanticipated expenditures to reimburse these wholesaler customers for product returns, which could materially affect our profitability and cash flows in an adverse manner.

Our future profitability depends upon our ability to introduce new generic or innovative products on a timely basis.

Our future profitability depends, to a significant extent, upon our ability to introduce, on a timely basis, new generic or innovative products for which we either are the first-to-market (or among the first-to-market) or can otherwise gain significant market share. Our ability to achieve any of these objectives is dependent upon, among other things, the timing of regulatory approval of these products and the number and timing of regulatory approvals of competing products. Inasmuch as this timing is not within our control, we may not be able to develop and introduce new generic and innovative products on a timely basis, if at all.

To the extent that we succeed in being the first-to-market generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. However, after the end of the 180-day exclusivity period, these sales, along with the profits therefrom, may diminish precipitously.

Our revenue and profits from individual generic pharmaceutical products typically decline as our competitors introduce their own generic equivalents.

Revenue and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As the patents for a brand-name product and the related exclusivity periods expire, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product is often able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for competing products, or brand-name manufacturers introduce authorized generics, that market share and the price of that product typically decline. Our overall profitability depends on, among other things, our ability to continuously, and on a timely basis, introduce new products.

Risks Relating to Regulatory Matters

We are subject to extensive government regulation that increases our costs and could delay or prevent us from marketing or selling our products.

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

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our new generic products are limited by statutes and regulations and, with respect to our generic drugs, by the labeling claims made in the brand-name product’s packaging. In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements. As a manufacturer of pharmaceutical products distributed in the United States, we must also comply with cGMPs, which include requirements related to production processes, quality control and assurance and recordkeeping. Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions. The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our U.S. subsidiary, our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, consent decrees or civil or criminal penalties. Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

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

Furthermore, all of the products that we manufacture and most of the products we distribute are manufactured outside the United States and must be shipped into the United States. The FDA and the DEA, in conjunction with the United States Customs Service, can exercise greater legal authority over goods that we seek to import into the United States than they can over products that are manufactured in the United States.

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

Certain drug products were considered safe by the FDA as part of the Drug Efficacy Study Implementation (“DESI”) Review and Compliance Policy Guide Chapter 4, Subchapter 440 of 1968. These products have been marketed for many years and, while considered to be safe for their indicated use, lack data supporting effectiveness. Therefore, the FDA may at any time, or from time to time, review a product on the DESI list to determine if the product requires the submission of a New Drug Application (“NDA”), for the continued marketing of the product in the United States. The filing of an NDA may be expensive, time consuming and require more resources than those available to the Company to support the research for the NDA, thus requiring us to withdraw such DESI products, which we may market from time to time, from the market or to cease marketing them.

Changes in regulatory environment may prevent us from utilizing the exclusivity periods that are important for the success of some of our generic products.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by commercial marketing of the product. However, the Medicare Act also contains forfeiture provisions which would deprive the first “Paragraph IV” filer (as defined below) of exclusivity if certain conditions are met. Accordingly, in situations where we are the first “Paragraph IV” filer, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification. The Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification and also lawfully maintains such certification. Such exclusivity prevents the approval of a subsequently submitted ANDA containing a Paragraph IV certification. The Medicare Act modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing. Exclusivity rights for the first “Paragraph IV” filer may be forfeited pursuant to the Medicare Act if the product is not marketed within 75 days of the final court decision, if tentative approval or final approval is not timely granted, and under other specified circumstances. Some of the changes made by the Medicare Act apply to ANDAs where the first certification was filed after the enactment of the Medicare Act; previously filed ANDAs generally continue to be governed by the previous law.

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

Health care reform may have an impact on all segments of the health care industry.

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

The Acts impose on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements. In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2010-27, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (a consensus of the FASB Emerging Issues Task Force).” This standard addresses how fees mandated by the Acts should be recognized and classified in the income statements of pharmaceutical manufacturers. Under the proposal, the annual fee would be recognized as a liability for the total amount and a corresponding deferred cost over the calendar year and presented as an operating expense. This ASU is effective for calendar years beginning after December 31, 2010. The adoption of ASU 2010-27 did not impact our financial statements during fiscal year ended March 31, 2013 as there were nominal fees charged and we anticipate the fees to be nominal in fiscal year ended March 31, 2014.

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

The Acts are a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Among other things, the Acts contain provisions that will change payment levels for pharmaceuticals under Medicaid and increase pharmaceutical rebates under the Medicaid Drug Rebate Program. Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FUL”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs for which there are at least three equivalent versions on the market). When these provisions are implemented, the FUL will be calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market. In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and sales to wholesalers who sell to retail community pharmacies. The Centers for Medicare & Medicaid Services (“CMS”) has not yet begun to implement the new FUL provisions and has not issued final regulations to implement the new statutory definition of AMP. We do not know how the new methodology for calculating federal upper limits will affect our pharmacy customers.

In addition, the Acts require CMS to publish and provide states with the weighted-average monthly AMPs for multiple source drugs. CMS has encouraged state Medicaid programs to utilize these AMPs as a benchmark for prescription drug reimbursement in place of the current, widely used benchmark of average wholesale price (“AWP”). CMS has not yet begun to make weighted-average AMPs available to the states or the public. When implemented, the disclosure may have the effect of reducing Medicaid reimbursement rates. We cannot predict how the public disclosure of this information may affect competition in the market place. In addition, a proposed regulation published by CMS would require state Medicaid programs to base their reimbursement rates for brand drugs on pharmacies’ actual acquisition costs, rather than using the current methodologies based on published benchmarks such as AWP or wholesaler acquisition cost. The proposed regulation does not establish a deadline for this transition. If this regulation is finalized as proposed, we do not know how the new Medicaid reimbursement rates will affect our pharmacy customers.

Effective January 1, 2010, the Acts also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for drugs approved under a NDA, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an ANDA. Also, the volume of rebated drugs has been expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, when CMS issues final implementing regulations, which are expected in 2013, an alternative higher rebate may be imposed on drugs that are line extensions of previously approved drugs. These measures have increased our cost of selling to the Medicaid market.

The full effects of the Acts on Medicaid payment and on our Medicaid rebates cannot be known until all of these provisions are implemented and the CMS issues applicable regulations or guidance, but may have an adverse impact on our results of operations.

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to the lawsuits.

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in making calculations under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes. A number of state attorneys general and others have filed lawsuits alleging that we and other pharmaceutical companies reported inflated average wholesale prices, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Such allegations could, if proven or settled, result in monetary penalties and possible exclusion from Medicare, Medicaid and other programs. In addition, we are notified from time to time of governmental investigations regarding drug reimbursement or pricing issues.

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

The counterfeiting of pharmaceutical products is a widely reported problem for pharmaceutical manufacturers, distributors, retailers and consumers in the United States, which is our largest market. Such counterfeiting may take the form of illicit producers manufacturing cheaper and less effective counterfeit versions of our products, or producing imitation products containing no active ingredients, and then packaging such counterfeit products in a manner which makes them look like our products. If incidents occurred in which such products prove to be ineffective, or even harmful, to the individuals who used them, consumers and our customers might not buy our products out of fear that they might be ineffective or dangerous counterfeits. In addition, sales of counterfeit products could reduce sales of our legitimate products, which could have a material negative impact on our sales and net income.

The manufacture and storage of pharmaceutical and chemical products are subject to environmental regulation and inherent risk.

Because chemical ingredients are used in the manufacture of pharmaceutical products and due to the nature of the manufacturing process itself, there is a risk of damage caused by or during the storage or manufacture of both the chemical ingredients and the finished pharmaceutical products. Although we have never incurred any material liability for damage of this nature, we may be subject to liability in the future. In addition, while we believe our insurance coverage is adequate, it is possible that a successful claim would exceed our coverage, requiring us to pay a substantial sum.

The pharmaceutical industry is furthermore subject to extensive environmental regulation. We therefore face the risk of incurring liability for damages or the costs of remedying environmental issues because of the chemical ingredients contained in pharmaceutical products and the nature of their manufacturing process. Although we have never incurred any such liability in any material amount, we may be subject to liability in the future. We may also be required to increase expenditures to remedy environmental issues and comply with applicable regulations. If we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the conditions attached in our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and substantial liability. We could also be required to suspend or modify our manufacturing operations.

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

Risks Relating to Our Company and Our Operations

Sun currently controls 77.3% of the voting power in our Company.

Dilip Shanghvi and members of his immediate family (two of whom are directors of our board of directors) currently control, through their beneficial ownership of 65.9% of our outstanding ordinary shares and 100% of our founders’ shares through Sun, 77.3% of the voting power in our Company. Dilip Shanghvi, along with entities controlled by him and members of his family, control 63.7% of Sun Pharma. Sun would be able to control shareholder votes requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes. Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC. Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements. Taro U.S.A. accounted for 88% of the Company’s consolidated revenue for the year ended March 31, 2013, 84% of the Company’s consolidated revenue for the three months ended March 31, 2012 and the year ended December 31, 2011, and 78% of the Company’s consolidated revenue for the year ended December 31, 2010.

Wholesaler customers account for a substantial portion of our consolidated sales.

We have no long-term agreements with the wholesalers that require them to purchase our products and they may therefore reduce or cease their purchases from us at any time. Any cessation or significant reduction of their purchases from us would likely have a material adverse effect on the results of our operations and our financial condition. Furthermore, changes in their buying patterns or in their policies and practices in relation to their working capital and inventory management may result in a reduction of, or a change in the timing of, their purchases of our products. While we receive periodic inventory reports from the wholesalers, we have no ability to obtain advance knowledge of such changes. We base our manufacturing schedules, inventories and internal sales projections principally on historical data. To the extent that actual orders from these wholesalers differ substantially from our internal projections, we may either find ourselves with excess inventory or in an out-of-stock position, which could have a material adverse effect upon our operating results.

The nature of our business requires us to estimate future charges against wholesaler accounts receivable. If these estimates are not accurate, the results of our operations and financial condition could be adversely affected.

Sales to third-parties, including government institutions, hospitals, hospital buying groups, pharmacy buying groups, pharmacy chains and others generally are made through wholesalers. We sell our products to wholesalers, and the wholesalers resell the products to third-parties at times and in quantities ordered by the third-parties. Typically, we have a contract price with a third-party to which a wholesaler resells our products that may be equal to or less than the price at which we sold the products to the wholesaler. In such a case, following the purchase of the product by a third-party purchaser from the wholesaler, the wholesaler charges us back for any shortfall. At the time of any individual sale by us to a wholesaler, we do not know under which contracts the wholesaler will resell products to third-parties. Therefore, we estimate the amount of chargebacks and other credits that may be associated with these sales and we reduce our revenue accordingly. One factor in calculating these estimates is information on customer inventory levels provided to us by our customers. We obtain official reports of the amount of our products held in inventory by our wholesaler customers. If this information is inaccurate or not forthcoming, this may result in erroneously estimated reserves for chargebacks, returns or other deductions. In addition, from time to time, the amount of such chargebacks and other credits reported by a wholesaler may be different from our estimates. Discrepancies of this nature may result in a reduction in the value of our accounts receivable and a related charge to net income. The reconciliation of our accounts with wholesalers may, from time to time, delay, or otherwise impact, the collection of our accounts receivable or result in a decrease in their value and in a related charge to our net income.

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

Our future success is largely dependent upon our ability to develop, manufacture and market new commercially viable pharmaceutical products and generic equivalents of proprietary pharmaceutical products whose patents and other exclusivity periods have expired. Delays in the development, manufacture and marketing of new products could negatively impact the results of our operations. Each of the steps in the development, manufacture and marketing of our products involves significant time and expense. We are, therefore, subject to the risks, among others, that:

•	any products under development, if and when fully developed and tested, will not perform in accordance with our expectations;

•	any generic product under development will, when tested, not be bioequivalent to its brand-name counterpart;

•	necessary regulatory approvals will not be obtained in a timely manner, if at all;

•	any new product cannot be successfully and profitably produced and marketed;

•	quality control problems may adversely impact our reputation for high quality production;

•	other companies may launch their version of generic products, either prior to or following the launch of our newly approved generic version of the same product;

•

brand-name companies may launch their products, either themselves or through third-parties, in the form of authorized generic products which can reduce sales, prices and profitability of our newly approved generic products;

•	generic companies may launch generic versions of our brand-name drugs; or

•	our products may not be priced at levels acceptable to our customers.

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

The time from discovery to a possible commercial launch of an innovative product is substantial and involves multiple stages during which the product may be abandoned as a result of serious developmental problems, the inability to achieve our clinical goals, the inability to obtain necessary regulatory approvals in a timely manner, if at all, or the inability to produce and market such innovative products successfully and profitably. In addition, we face the risk that some of the third-parties we collaborate with may fail to perform their obligations. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profit.

We are continuing our efforts to develop new proprietary pharmaceutical products, but these efforts are subject to risk and may not be successful.

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

In addition, although a newly developed product may be successfully manufactured in a laboratory setting, difficulties may be encountered in scaling up for manufacture in commercially-sized batches. For this reason and others, in the pharmaceutical industry only a small minority of all new proprietary research and development programs ultimately result in commercially successful drugs.

In order to obtain regulatory approvals for the commercial sale of new proprietary products, we are required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products to the satisfaction of FDA and regulatory authorities abroad. Conducting clinical trials is a lengthy, time-consuming and expensive process, and the results of such trials are inherently uncertain. We may have limited experience in conducting clinical trials in these new product areas.

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

We have in the past, and may in the future, pursue acquisitions of product lines and/or companies and seek to integrate them into our operations. Acquisitions of additional product lines and companies involve risks that could adversely affect our future results of operations. Any one or more of the following examples may apply:

•	we may not be able to identify suitable acquisition targets or acquire companies on favorable terms;

•

we compete with other companies that may have stronger financial positions and are therefore better able to acquire product lines and companies. We believe that this competition will increase and may result in decreased availability or increased prices for suitable acquisition targets;

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

Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions, and significant judgment is required in determining our provision for income taxes. Likewise, we are subject to audit by tax authorities in many jurisdictions. In such audits, our interpretation of tax legislation might be challenged and tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions under our inter-company agreements. Although we believe our estimates are reasonable, the ultimate outcome of such audits and related litigation could be different from our provision for taxes and might have a material adverse effect on our consolidated financial statements.

Risks Relating to Our Intellectual Property

We depend on our ability to protect our intellectual property and proprietary rights, but we may not be able to maintain the confidentiality, or assure the protection, of these assets.

Our success depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours. Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Some patent applications in the United States are maintained in secrecy until the patent is issued. Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of our discoveries. Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products. Many provisions of the America Invents Act went into effect March 16, 2013 and may change or otherwise affect our ability to protect our intellectual property. Patents that are issued may be challenged, invalidated or circumvented by our competitors. Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. Where trade secrets are our sole protection, we may not be able to prevent third-parties from marketing generic equivalents to our products, reducing prices in the marketplace and reducing our profitability.

We also rely on trade secrets, non-patented proprietary expertise and continuing technological innovation that we seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees, consultants and others. These agreements may be breached and we may not have adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from our research, we may not be able to maintain the confidentiality of information relating to these products.

Third-parties may claim that we infringe on their proprietary rights and may prevent us from manufacturing and selling such products.

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

From time to time, we seek to market patented products before the related patents expire. In order to do so in the United States, we must challenge the patent under the procedures set forth in the Hatch-Waxman Act. In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Act, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations contained on the FDA website (the “Orange Book”) for the new drug are either invalid or not infringed by our product. To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity or infringement of the originator’s patent. In addition, when seeking regulatory approval for some of our products, we are required to certify to the FDA and its equivalents in foreign countries, that such products do not infringe upon third-party patent rights. Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us. Any lawsuit would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder’s receipt of notice of certification.

In addition, it is not required that pharmaceutical patents be listed with the FDA or other regulatory authorities. For example, patents relating to antibiotics might not be listed in the Orange Book. Any launch of a pharmaceutical product by us that may infringe a patent, whether listed or not, may involve us in litigation.

Patent challenges are complex, costly and can take a significant amount of time to complete. A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling products and, in certain circumstances, such litigation may result in significant damages which could have a material adverse effect on the results of our operations and financial condition.

Our launch of a product prior to a final court decision, settlement with the patent owner or the expiration of a patent held by a third-party may result in substantial damages to us. Depending upon the circumstances, a court may award the patent holder damages equal to three times the patent holder’s loss of income. If we are found to infringe a patent held by a third-party and become subject to significant damages, these damages could have a material adverse effect on the results of our operations and financial condition.

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

The safeguarding of our information technology infrastructure is important to our business. A cyber-attack that bypasses our information technology (“IT”) security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information, resulting in adverse business impact. Adverse effects could include:

•	the theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property;

•	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities; and

•	negative publicity resulting in reputation or brand damage with our customers, partners or industry peers.

Risks Relating to Our Compliance with Sarbanes-Oxley

We have, in the recent past, and could in the future, fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Sarbanes-Oxley, and in particular with Section 404 thereof, have resulted in diversion of our management’s time and attention, and we expect these efforts to require the continued commitment of resources.

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley. As of March 31, 2013, we eliminated all material weaknesses in internal controls that had been identified in prior years’ annual reports. Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. The ineffectiveness of our disclosure controls and procedures could negatively affect shareholder and customer confidence and have a material adverse impact on the market price of our ordinary shares.

Risks Relating to Investment in Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

The market price of our ordinary shares may be volatile, and may, in the future, be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of new or enhanced products;

•	market conditions or trends in the pharmaceutical industry;

•	developments or disputes concerning proprietary rights;

•	introduction of technologies or product enhancements by others that reduce the need for our products;

•	general economic and political conditions;

•	departures of key personnel;

•	changes in the market valuations of our competitors;

•	regulatory considerations; and

•	the other risk factors listed in this section.

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

The recent financial crisis and ensuing uncertainty in global economic conditions have resulted in substantial volatility in the credit markets and a low level of liquidity in many financial markets. These conditions may result in a further slowdown to the global economy that could affect our business by reducing the prices that drug wholesalers and retailers, hospitals, government agencies and managed healthcare providers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and revenue generation and result in a material adverse effect on our business, cash flow, results of operations, financial position and prospects.

Our business requires us to move goods across international borders. Any events that interfere with, or increase the costs of, the transfer of products across international borders could have a material adverse effect on our business.

We transport most of our products across international borders, primarily those of the United States, Canada and Israel. Since September 11, 2001, there has been more intense scrutiny of products that are transported across international borders. As a result, we may face delays, and increases in costs due to such delays, in delivering products to our customers. Any events that interfere with, or increase the costs of the transfer of products across international borders could have a material adverse effect on our business.

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

We are incorporated under Israeli law and a significant component of our manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel may directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity. The impact of civil disturbances in various countries in the Middle East may also adversely affect our operations. Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel. As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our Company, could result in the FDA withholding approval for new products we intend to produce at those facilities.

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

Many male Israeli citizens, including our employees, are subject to compulsory annual reserve military service through middle age. Additionally, these employees are subject to being called to active duty at any time under emergency circumstances. Ongoing and revived hostilities with other countries might require more widespread military reserve service by some of our employees. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to obligatory military service requirement. Any disruption in our operations could harm our business.

We may be affected by fluctuations in the NIS relative to the U.S. Dollar

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, is incurred in NIS. As a result, the cost of our operations in Israel, as measured in United States dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS. During the year-ended March 31, 2013, the value of the NIS increased 1.8% with respect to the United States dollar. Such an increase adversely affects our United States dollar-measured results of operations.

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

All pharmaceutical products sold in Israel are subject to government price controls. Permitted price increases and decreases are enacted by the Israeli government as part of a formal review process. The inability to control the prices of our products may adversely affect our operations.

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

A substantial portion of our expenses, primarily labor, occupancy, marketing and research and development expenses in Canada, is incurred in Canadian dollars. As a result, the cost of our operations in Canada, as measured in United States dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Canada. During the year-ended March 31, 2013, the value of the Canadian dollar decreased 1.7% with respect to the United States dollar. This decrease in the value of the Canadian dollar has had the effect of decreasing the United States dollar cost of our goods manufactured in Canada. If the United States dollar cost of our operations in Canada continues to decrease, our United States dollar-measured results of operations will continue to be positively affected, however, if the value of the Canadian dollar increases in the future it may have an adverse effect on our results of operations.

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

In 1961, we completed the initial public offering of our ordinary shares. In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd. (“TPIL”), which was founded in 1950. In 1981, we sold 37% of our interest in TPIL. In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company. In July 2001, we completed a stock split by distributing one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. In October 2001, we sold 3,950,000 of our ordinary shares, and shareholders sold 1,800,000 of our ordinary shares, in a public offering. Since March 22, 2012, our ordinary shares have been traded on the NYSE under the symbol “TARO.”

Our registered office is located at 14 Hakitor Street, Haifa Bay 26110, Israel. Our telephone number at that address is +972-4-847-5700. Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. Our telephone number at that address is +1-914-345-9000.

Capital Expenditures

During the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, our capital expenditures were $9.5 million, $1.6 million, $6.3 million and $5.7 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;

•	expanding and upgrading our research and development laboratories in Israel and Canada; and

•	the upgrade of our information technology systems.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2013 Annual Report. Also see Item 4.D. – “Property, Plant and Equipment.”

B. BUSINESS OVERVIEW

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products primarily in the United States, Canada and Israel. Our primary areas of focus include pediatric creams and ointments, liquids, capsules and tablets, mainly in the dermatological and topical, cardiovascular, neuropsychiatric and anti-inflammatory therapeutic categories. Nystatin/Triamcinolone accounted for 14.1% of our sales in fiscal year ended March 31, 2013.

We operate principally through three entities: Taro Pharmaceutical Industries Ltd. (“Taro Israel”), and two of its subsidiaries (including indirect), Taro Pharmaceuticals Inc. (“Taro Canada”) and Taro U.S.A. The principal activities and primary product lines of these subsidiaries may be summarized as follows:

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

•      Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids

•      Cardiology and Neurology: Prescription oral dosage products

•      Oral analgesics, prescription and OTC

•      OTC oral and nasal sprays and ophthalmic products

Taro Canada

•      Manufactures more than 70 finished dosage form pharmaceutical products for sale in Canada and for export

•      Markets and distributes both proprietary and generic products in the Canadian market

•      Performs research and development

•      Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids

•      Cardiology, Oncology, Gastrointestinal and Neurology:   Prescription oral and injectable dosage products

•      Allergy (Antihistamine): OTC oral dosage products

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market • Performs research and development	• Dermatology: Prescription and OTC semi-solid products (creams, ointments and gels) and liquids • Cardiology and Neurology: Prescription oral dosage products • Other prescription and OTC products

As of March 31, 2013, 22 of our products were being reviewed by the FDA. During the fiscal year ended March 31, 2013, Taro filed nine ANDAs and one NDA with the FDA. In addition, there are several products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

Products

We currently market more than 180 pharmaceutical products in over 25 countries. The following table represents some of our key product groups and the major markets in which they are sold:

Generic Name	Dosage Form	Brand Name(1)	Therapeutic Category	Major Markets	Rx/OTC
Acetazolamide	tablets	Diamox®	Diuretic	U.S., Israel	Rx
Acetaminophen, Codeine and Caffeine	tablets, gelcaps	Rokacet®(2)	Analgesic	Israel	OTC
Adapalene	gel	Differin®	Dermatologics and topicals	U.S.	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx
Augmented Betamethasone Dipropionate	lotion	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Betamethasone Valerate	cream, ointment, lotion	Celestoderm®	Dermatologics and topicals	Canada	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Anticonvulsant	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	OTC
Clobetasol Propionate	cream, ointment, gel, topical solution	Temovate®	Dermatologics and topicals	U.S., Canada	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals	U.S., Israel	Rx
Desonide	cream, ointment	Tridesilon®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Docusate Sodium	capsule	Colace®	Gastrointestinal	Canada	OTC
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate and Hydrochlorothiazide	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflamatory & Analgesic	U.S., Israel	Rx
Fluconazole	tablets	Diflucan®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Halobetasol Propionate	cream, ointment	Ultravate®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S., Canada	Rx
Hydrocortisone	cream, ointment	Cortizone 10®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Hydroquinone	cream	Lustra®(2)	Dermatologics and topicals	U.S., Canada	Rx
Imiquimod	cream	Aldara®	Dermatological and topcial	U.S.	Rx
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Anticonvulsant	U.S.	Rx
Loratadine	solution, tablets	Claritin®	Allergy	U.S., Canada	OTC
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3 Monistat® 7 Micatin®	Dermatologics and topicals	U.S., Canada	OTC
Mometasone Furoate	cream, ointment, lotion	Elocon®	Dermatologics and topicals	U.S., Canada	Rx
Mupirocin	ointment	Bactroban®	Dermatologics and topicals	Canada	Rx
Nystatin	oral suspension, vaginal cream	Mycostatin®	Dermatologics and topicals	U.S., Israel, Canada	Rx
Nystatin/Triamcinolone	cream, ointment	Mycogen® II, Mycolog® II, Myconel®	Antifungal	U.S.	Rx
Ondansetron Hydrochloride	solution	Zofran®	Antinauseant	U.S.	Rx
Oxcarbazepine	tablets	Trileptal®	Anticonvulsant	U.S.	Rx
Phenytoin Sodium	extended release capsules, suspension	Dilantin®	Anticonvulsant	U.S., Canada	Rx
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals	U.S., Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals	U.S.	OTC
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx

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

(2)	Taro brands.

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

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended		Three months ended		Years ended December 31,
	March 31, 2013		March 31, 2012		December 31, 2011		December 31, 2010
	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales
U.S.A.	$587,851	88%	$122,472	84%	$424,950	84%	$305,858	78%
Canada	52,452	8%	13,167	9%	43,720	9%	44,169	11%
Israel	19,929	3%	5,472	4%	21,528	4%	19,589	5%
Other	10,722	1%	4,030	3%	15,470	3%	22,919	6%

Total	$670,954	100%	$145,141	100%	$505,668	100%	$392,535	100%

In fiscal year ended March 31, 2013, revenue in the United States accounted for 88% of total consolidated net sales. In addition to marketing prescription drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers. During fiscal year ended March 31, 2013, we sold to approximately 124 customers in the United States. The following table represents sales to our three largest customers as a percent of consolidated sales:

Customer	March 31, 2013	March 31, 2012	December 31, 2011	December 31, 2010
Customer A	20.8%	24.1%	18.9%	15.9%
Customer B	14.0%	12.7%	12.4%	11.0%
Customer C	12.2%	11.9%	11.8%	10.5%

The following table sets forth the percentage of consolidated net sales by each type of customer in the U.S.A. in fiscal year ended March 31, 2013:

Customer Type	Percentage of Consolidated Sales
Drug wholesalers and store chains	45%
Generic drug distributors	25%
Mass merchandisers, food and retail chains	11%
Managed care organizations	5%
Other	2%

In fiscal year ended March 31, 2013, sales in Canada accounted for 8% of our total consolidated net sales. During fiscal year ended March 31, 2013, Taro Canada had approximately 63 customers.

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in fiscal year ended March 31, 2013:

Customer Type	Percentage of Consolidated Sales
Drug wholesalers	6%
Drug chains, independent pharmacies and others	2%

In fiscal year ended March 31, 2013, sales in Israel accounted for 3% of our total consolidated net sales. The marketing, sales and distribution of prescription pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups.

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

In fiscal year ended March 31, 2013, sales to other international markets accounted for approximately 1% of consolidated net sales.

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in fiscal year ended March 31, 2013:

Customer Type	Percentage of Consolidated Sales
Institutional	1%
Private	2%
Other international	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated. In addition, we utilize contract manufacturing for certain products to satisfy customer demand in a timely manner. As a result, in each of the years ended March 31, 2013 and December 31, 2011 and 2010, backorders represented less than 5% of our consolidated sales.

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

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb, GlaxoSmithKline, Merck, Novartis, Pfizer/Wyeth, Valeant, Galderma and Merck/Schering-Plough, as well as with generic companies such as Teva Pharmaceuticals U.S.A., Mylan Laboratories, Perrigo Company, Ranbaxy Pharmaceuticals Inc. and Sandoz Pharmaceuticals (the generics subsidiary of Novartis). Many of these companies have more resources, market and name recognition and better access to customers than we have. Therefore, there can be no assurance that we can compete successfully with them.

We compete in the Canadian market with Merck Canada Inc., Pfizer Canada Inc., Janssen Inc., Schering-Plough Canada, Novartis Pharmaceuticals Canada Inc., GlaxoSmithKline Inc., Bayer Inc. and Bristol-Myers Squibb Canada, as well as with other manufacturers of generic products, such as Apotex Inc., Teva Canada Limited, Mylan Pharmaceuticals ULC, Sandoz Canada Incorporated and Pharmascience Inc.

Depending on the product, pricing in Canada is established by competitive factors or by Canadian provincial formulary price lists published by the Canadian provinces.

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

Products resulting from our proprietary drug program may require us to submit an NDA to the FDA. When processing an NDA, the FDA generally requires, in addition to the ANDA requirements (except for bioequivalence), complete pharmacological and toxicological studies in animals and humans to establish the safety and efficacy of the drug. The clinical studies required prior to the NDA submission are both costly and time consuming, and often take five to seven years or longer, depending, among other factors, on the nature of the chemical ingredients involved and the indication for which the approval is sought. Approval of an NDA, if granted, generally takes one year from the submission of the application to the FDA.

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

It is expected that the Acts that were enacted in March 2010 will have an impact on all segments of the health care industry. Pharmaceutical and medical device manufacturers may see an increase in revenues by virtue of an additional 30 million Americans who will have access to health insurance beginning in 2014; however, the legislation imposes on manufacturers a variety of additional rebates, discounts and fees that would curtail that increase in revenues. For example, Medicare Part D beneficiaries within the coverage gap receive a 52.5% point-of-sale discount (in 2013) off of negotiated prices for brand drugs (approved via an NDA or Biologics License Application), of which all but 2.5% is subsidized by manufacturer rebates. Similarly, beneficiaries within the coverage gap receive a 21% discount (in 2013) off the negotiated prices for generic drugs (approved via an ANDA). Also, annual fees are imposed on each manufacturer and importer of branded prescription drugs or biologics, based on the ratio of its sales to the sales of all covered entities during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The legislation also imposes reporting and regulatory requirements that could increase a company’s regulatory liability. For example, the “sunshine” provisions impose reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and on drug sample distributions. The Company’s obligation to begin the data capture requirement begins in August 2013 and the first report is due in March 2014.

In addition, the legislation advances the policy of comparative clinical effectiveness research on medical treatments, services and items, including drugs and devices. Taken together, these government-adopted health care reform measures may adversely impact the pricing of healthcare products and services in the United States and the amount of reimbursement available from governmental agencies or other third party payors. Government cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2013:

Name of Subsidiary	Country of Incorporation
Taro Pharmaceuticals U.S.A., Inc.	United States
Taro Pharmaceuticals Inc.	Canada
Taro Pharmaceuticals North America, Inc.	Cayman Islands
Taro Pharmaceuticals Europe B.V.	Netherlands
Taro International Ltd.	Israel

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

On July 12, 2012, Taro Research Institute Ltd., a wholly owned subsidiary of the Company, was merged into the Company and deleted from registration at the Companies’ Registrar in Israel.

The Company owns 100% of the shares of Taro International Ltd. The Company owns 100% of Taro Pharmaceuticals North America, Inc., which owns 100% of Taro Canada. The Company owns 99.75% of Taro Pharmaceuticals Europe B.V. and Taro Pharmaceuticals North America, Inc. owns the remaining 0.25%.

Sun beneficially owns 77.3% of the voting power of the Company.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2013:

Location	Square Footage	Main Use	Own/Lease
Haifa Bay, Israel[1]	890,000	Pharmaceutical manufacturing, production laboratories, offices, warehousing, chemical production (including tank farm and chemical finishing plant), and research	Long-term Lease Own Lease Use permit
Yakum, Israel	15,000	Administrative offices	Lease
Brampton, Canada	156,000	Pharmaceutical manufacturing, production laboratories, administration, distribution and warehousing	Own
Brampton, Canada	75,400	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland[2]	124,000	Pharmaceutical manufacturing, research laboratories and warehousing	Own

1.	The majority of the land is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”), which has not yet provided approval for the change of control of the Company.
2.	The Irish facility is a discontinued operation and is held for sale.

From January 1, 2010 through March 31, 2013, we invested $23.1 million in property, plant and equipment (“PP&E”). Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of 890,000 square feet. We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2058. We have the option to renew each lease for an additional 49 years. We also lease approximately 10,000 square feet of adjacent space in Haifa Bay. The lease for this property commenced on September 30, 1994. For additional information, please refer to Note 2.i. and 2.j.to our consolidated financial statements included elsewhere in this 2011 Annual Report.

We lease approximately 15,000 square feet of space in a facility located in Yakum, Israel, which is used for administrative and marketing offices. We plan on closing the office in Yakum and transferring the activities performed there to our Haifa site, which decision has been communicated to the employees at the Yakum site.

In February 2002, Taro Canada purchased 74,000 square feet of space that it had leased since March 1997, adjacent to the 68,000 square foot main manufacturing facility which it has owned since 1992 in Brampton, Canada. In 2003, Taro Canada added a 14,000 square foot addition to the main manufacturing facility. In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, which lease term continues to 2015. In December 2003, Taro Canada purchased a 108,797 square foot building in close proximity to its existing facilities for $3.6 million. This building was used primarily for warehousing and was sold for net proceeds of $5.2 million on March 29, 2007.

In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, New York, for $4.4 million. In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building. As of March 31, 2013, a subsidiary of Taro U.S.A. had a mortgage on this property of $7.6 million.

In January 2004, Taro U.S.A. purchased a 315,000 square foot distribution facility in South Brunswick, New Jersey for $18.0 million. In February 2012, the Company repaid the mortgage on this facility.

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

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the year ended March 31, 2013, the three months ended March 31, 2012 and the years ended December 31, 2011 and 2010, which are included elsewhere in this 2013 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended		Three months ended		Years ended December 31,
	March 31, 2013		March 31, 2012		December 31, 2011		December 31, 2010
	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales
U.S.A.	$587,851	88%	$122,472	84%	$424,950	84%	$305,858	78%
Canada	52,452	8%	13,167	9%	43,720	9%	44,169	11%
Israel	19,929	3%	5,472	4%	21,528	4%	19,589	5%
Other	10,722	1%	4,030	3%	15,470	3%	22,919	6%

Total	$670,954	100%	$145,141	100%	$505,668	100%	$392,535	100%

We generate most of our revenue from the sale of prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States. Three customers in the United States accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,		Three months ended March 31,		Year ended December 31,
	2013		2012		2011		2010
Customer	Sales (in millions)	Percent	Sales (in millions)	Percent	Sales (in millions)	Percent	Sales (in millions)	Percent
Customer A	$139.3	20.8%	$35.0	24.1%	$95.7	18.9%	$62.6	15.9%
Customer B	$94.0	14.0%	$18.4	12.7%	$62.8	12.4%	$43.3	11.0%
Customer C	$82.0	12.2%	$17.3	11.9%	$59.8	11.8%	$40.7	10.5%

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

Percentage of net sales of certain products on a consolidated basis greater than 10% of our total consolidated sales:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
Product	2013	2012	2011	2010
Nystatin/Triamcinolone	14.1%	*	*	*
Desoximetasone	*	*	*	12.7%
Warfarin	*	*	*	12.2%

*	Less than 10%

Our sales of these and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenue of these three product lines as well as other product lines may increase or decrease in the future.

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

Use of Estimates. In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and underlying assumptions can impact all elements of our financial statements. Taro uses estimates when accounting for product returns and sales deductions from revenues, determining the valuation and recoverability of assets (for example: accounts receivables, inventories, and intangible assets), and the reported amounts of accrued liabilities. We regularly evaluate our estimates and assumptions, using historical experience, third-party data, and market and external factors. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Revenue Recognition. We sell our products directly to wholesalers, retail drug store chains, mass merchandisers, grocery chains and other direct purchasers and customers that acquire our products indirectly through wholesalers.

We recognize revenue from product sales when title and risk of loss have transferred to our customers and when the criteria in FASB Accounting Standards Codification, (“ASC”) Subtopic 605-15, “Revenue Recognition – Products” have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) our price to our customers is fixed or determinable; (iv) collectibility is reasonably assured; and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. We ship products to our customers only in response to, and to the extent of, the orders that customers submit to us. Depending on the terms of our customer arrangements, revenue is recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010:

	For the year ended March 31, 2013 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,789)	$(263,330)	$261,327	$(22,792)
Rebates and Other	(69,435)	(192,115)	167,139	(94,411)

Total	$(90,224)	$(455,445)	$428,466	$(117,203)

Current Liabilities
Returns	$(33,426)	$(37,977)	$21,702	$(49,701)
Other (1)	(33,837)	(43,184)	49,324	(27,697)

Total	$(67,263)	$(81,161)	$71,026	$(77,398)

	For the three months ended March 31, 2012 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,145)	$(51,711)	$51,067	$(20,789)
Rebates and Other	(65,940)	(50,349)	46,854	(69,435)

Total	$(86,085)	$(102,060)	$97,921	$(90,224)

Current Liabilities
Returns	$(30,722)	$(6,292)	$3,588	$(33,426)
Other (1)	(32,606)	(11,215)	9,984	(33,837)

Total	$(63,328)	$(17,507)	$13,572	$(67,263)

	For the year ended December 31, 2011 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(26,559)	$(224,112)	$230,526	$(20,145)
Rebates and Other	(41,567)	(150,799)	126,426	(65,940)

Total	$(68,126)	$(374,911)	$356,952	$(86,085)

Current Liabilities
Returns	$(21,962)	$(23,242)	$14,482	$(30,722)
Other (1)	(13,099)	(51,462)	31,955	(32,606)

Total	$(35,061)	$(74,704)	$46,437	$(63,328)

	For the year ended December 31, 2010 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(19,360)	$(170,887)	$163,688	$(26,559)
Rebates and Other	(36,119)	(85,861)	80,413	(41,567)

Total	$(55,479)	$(256,748)	$244,101	$(68,126)

Current Liabilities
Returns	$(22,514)	$(13,146)	$13,698	$(21,962)
Others (1)	(15,264)	(25,979)	28,144	(13,099)

Total	$(37,778)	$(39,125)	$41,842	$(35,061)

(1)	Includes indirect rebates and others.

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

Valuation of Long-Lived Assets and Goodwill. We evaluate our long-lived assets for impairment and perform annual impairment testing for goodwill and other indefinite-lived intangible assets and other long-lived assets at fiscal year-end, on March 31 (formerly December 31), when impairment indicators exist. Impairments are recorded for the excess of a long-lived asset’s carrying value over fair value. Some examples of impairment indicators are as follows:

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

For the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, we recorded $1.0 million, $0, $0.8 million and $2.6 million impairment charge, respectively, in discontinued operations, related to the fixed assets of our Irish facility. We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two step procedure. First, we compare the market value of our equity to the carrying value of our equity. If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations. An impairment is recorded for the difference between the implied fair value and carrying value of goodwill. The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities. We have not recorded any impairments of goodwill for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010.

Income Taxes. We determine deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of March 31, 2013, December 31, 2011 and 2010, Management determined that it was more likely than not that we will not benefit from the deferred tax assets in the Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

Stock Options. We account for stock-based compensation in accordance with the provisions of ASC Topic 718 “Compensation – Stock Compensation.” Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. We recognize compensation expense for the value of our awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect an employee to hold his or her stock options.

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

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” This standard amends ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” and permits, but does not require, an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, “Intangibles—Goodwill and Other—General Intangibles Other than Goodwill.” The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of ASU 2012-02 is not expected to have a material impact on our financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” This standard clarifies the intended scope of the disclosures required by Section 210-20-50 relating to financial and derivative instruments that are offset or are subject to an enforceable master netting arrangement or similar agreement. The amendments in this update will be effective for fiscal periods beginning on or after January 1, 2013. The adoption of ASU 2013-01 is not expected to have a material impact on our financial position or results of operations as we do not currently have this type of financial or derivative instrument.

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This standard improves the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”) by showing the effect of significant reclassifications by the respective line items in net income and cross-referencing other disclosures for those other amounts not reclassed in their entirety from AOCI. The amendments in this update will be effective for reporting periods beginning after December 15, 2012 on a prospective basis with early adoption available. Although the adoption of ASU 2013-02 does not have a material financial impact on our financial statements, it changes how we present reclassifications out of AOCI.

In February 2013, the FASB issued ASU No. 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force).” This standard provides guidance for the recognition, measurement, and disclosure for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The amendments in this update will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-04 is not expected to have a material impact on our financial position or results of operations.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force).” The amendments in this standard clarify when to release the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity. The amendments in this update will be effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The adoption of ASU 2013-05 is not expected to have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended March 31,		For the three months ended March 31,		For the year ended December 31,
	2013	2012	2012	2011	2011	2010
		Unaudited		Unaudited
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	26.3%	32.7%	31.7%	41.4%	34.8%	40.5%

Gross profit	73.7%	67.3%	68.3%	58.6%	65.2%	59.5%

Operating expenses:
Research and development, net	6.9%	6.2%	6.8%	6.7%	6.1%	9.3%
Selling, marketing, general and administrative	12.9%	17.4%	15.9%	20.9%	18.6%	27.5%
Settlements and loss contingencies	4.9%	0.0%	0.0%	0.0%	0.0%	0.0%

Total operating expenses	24.7%	23.6%	22.7%	27.6%	24.7%	36.8%

Operating income	49.0%	43.7%	45.6%	31.0%	40.5%	22.7%
Financial (income) expenses, net	(0.6%)	(0.7%)	0.6%	1.1%	(0.8%)	3.0%
Other gain (loss), net	0.5%	*	(0.1%)	0.2%	0.1%	0.2%
Income before income taxes	50.1%	44.5%	44.9%	30.1%	41.4%	19.9%
Tax expense	10.1%	6.6%	12.3%	5.9%	4.9%	2.7%

Income from continuing operations	40.0%	37.9%	32.6%	24.2%	36.5%	17.2%
Net (loss) income from discontinued operations	(0.2%)	(0.2%)	*	(0.1%)	(0.3%)	(0.8%)

Net income	39.8%	37.7%	32.7%	24.1%	36.2%	16.4%
Net income attributable to non-controlling interest	0.1%	0.1%	0.1%	0.3%	0.1%	0.1%

Net income attributable to Taro	39.7%	37.6%	32.6%	23.8%	36.1%	16.3%

*	Less than 0.05%

YEAR ENDED MARCH 31, 2013 COMPARED WITH YEAR ENDED MARCH 31, 2012

Sales. For the year ended March 31, 2013, sales increased $127.9 million, or 23.5%, compared to the same period in 2012. Sales in the United States during the year ended March 31, 2013 increased $127.4 million, or 27.7%, compared to the same period in 2012, primarily due to price adjustments and increased market share of select products. Certain of the price adjustments were due to exclusivity or limited market availability of the respective products in the market. These pricing actions existed given these products were, and continue to be, high quality and cost effective to patients compared to a number of alternative treatment options available in the market. In general, as competition on any specific product increases, our pricing may not be sustainable and sales volumes may decline. Approximately $106.9 million relates to price adjustments on six prescription generic products, which represented 28.9% of consolidated net sales for the year ended March 31, 2013 and 16.0% in 2012, including Nystatin/Triamcinolone (“N/T”), which represents approximately 14.1% of consolidated net sales in 2013 and 5.7% in 2012. We were the exclusive supplier to the market of N/T during the year ended March 31, 2013. Subsequent to year end, analysis of market data indicates that competition has re-entered the market resulting in a decline in our sales of N/T. No other product represents more than 10.0% of consolidated net sales. Approximately $17.1 million of the increase is attributable to increased sales of Calcitrene®/calcipotriene ointment, which the Company promotes by marketing directly to physicians. The Company actively manages its product portfolio to assess pricing relative to market dynamics. Sales in Israel and other international markets decreased $5.5 million, or 15.3%, primarily related to decreased volumes. Sales in Canada increased $6.0 million, or 12.8%, compared to the year ended March 31, 2012, primarily related to increased volume.

Cost of Sales. Cost of sales, as a percentage of net sales, decreased to 26.3% in the year ended March 31, 2013, compared to 32.7% in the same period in 2012. This decrease is primarily related to the price adjustments noted above, which had no impact on costs.

Gross Profit. The Company’s gross profit was $494.8 million, or 73.7% of net sales, in the year ended March 31, 2013, while gross profit was $365.6 million, or 67.3% of sales, in the same period in 2012. The increase in 2013 was primarily the result of price adjustments on select products, as noted above.

Research and Development. Research and development (“R&D”) expenses increased $13.1 million, or 39.0%, in the year ended March 31, 2013 compared to the same period in the previous year. The increase in R&D expenses was primarily the result of an increase in clinical studies related to development of generic products.

Selling, Marketing, General and Administrative. In the year ended March 31, 2013, selling, marketing, general and administrative (“SMG&A”) expenses decreased $8.1 million primarily as a result of decreased consulting fees. As a percentage of net sales, SMG&A decreased to 12.9% from 17.4% in 2012.

Settlements and Loss Contingencies. Settlements and loss contingencies were $33.3 million in the year ended March 31, 2013, which primarily related to certain price reporting litigations.

Operating Income. In the year ended March 31, 2013, the Company had operating income of $328.6 million compared to $237.6 million in the same period in 2012, an increase of $91.0 million. This increase is primarily attributed to the increase in gross profit. Operating income, as a percentage of sales, increased to 49.0% in the year ended March 31, 2013 from 43.7% in the same period in 2012.

Financial Expenses. Financial expenses result from interest expense and income and the impact of foreign currency exchange rate fluctuations. Net financial income remained relatively flat at $3.9 million for the years ended March 31, 2013 and 2012, as the increase in interest income of $3.8 million was offset by a reduction of $3.8 million in foreign exchange income.

Taxes. Tax expense in the year ended March 31, 2013 was $67.8 million, compared to $36.0 million in the same period in 2012, an increase of $31.8 million. The increase relates to the increase in operating results. As of March 31, 2013, on an unconsolidated basis, we have available carryforward tax losses of $0.8 million in Taro International, $10.4 million in the United Kingdom and $73.4 million in Ireland.

Net Income attributable to Taro. Our net income increased $61.9 million from net income of $204.3 million in the year ended March 31, 2012 to net income of $266.2 million in the same period in 2013, by reason of the factors noted above.

THREE MONTHS ENDED MARCH 31, 2012 COMPARED WITH THREE MONTHS ENDED MARCH 31, 2011

Sales. For the three months ended March 31, 2012, sales increased $37.4 million, or 34.7%, compared to the same period in 2011. Sales in the United States during the three months ended March 31, 2012 increased $35.4 million, or 40.7%, compared to the same period in 2011. Approximately $27.0 million of the increase resulted from price increases on seven dermatological topical products. These seven products represented 24.6% and 8.1% of consolidated net sales for the three month periods ended March 31, 2012 and 2011, respectively. None of these products individually represented net sales constituting over 10% of our sales on a consolidated basis for the three month periods ended March 31, 2012 and 2011. For the period ended March 31, 2012, pricing opportunities existed given these products were, and continue to be, cost effective to patients compared to a number of alternative treatment options available in the market. Approximately $7.2 million of the increase in U.S. sales was attributable to increased sales volumes on six products including imiquimod cream, Calcitrene®/calcipotriene ointment, mupirocin ointment, adapalene gel and ketoconazole cream. Included in this amount is approximately $5.0 million for products which were not sold in the same period of 2011. As competition enters the market, Taro’s pricing may not be sustainable and sales volumes may decline. Sales in Israel and other international markets decreased $0.8 million, or 7.7%, and sales in Canada increased $2.8 million, or 26.7%, compared to the three months ended March 31, 2011.

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

Operating Income. In 2011, the Company had operating income of $204.7 million compared to $89.1 million in 2010, an increase of $115.6 million. This increase reflects the increase in gross profit and the reductions in operating expenses. Operating income, as a percentage of sales, increased from 22.7% in 2010 to 40.5% in 2011.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the period indicated:

	Rate of Inflation		Rate of (Appreciation) Devaluation Against U.S. Dollar		Rate of Exchange of U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
12/31/2008	3.80%	2.33%	(1.14%)	23.93%	3.80	1.22
12/31/2009	3.91%	1.32%	(0.71%)	(14.54%)	3.78	1.05
12/31/2010	2.66%	2.35%	(5.99%)	(4.97%)	3.55	0.99
12/31/2011	2.17%	2.30%	7.66%	2.25%	3.82	1.02
3/31/2012	0.38%	1.25%	(2.77%)	(1.76%)	3.72	1.00
3/31/2013	1.27%	0.99%	(1.80%)	1.65%	3.65	1.02

(1)	Bank of Israel.
(2)	Bank of Canada.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term deposits, restricted short-term deposits and marketable securities, increased $226.2 million to $560.5 million at, principally due to income from operations. Total Shareholders’ equity increased from $623.0 million at March 31, 2012 to $891.0 million at March 31, 2013, principally due to net income of $266.9 million.

Net cash provided by operating activities for the year ended March 31, 2013 was $248.7 million, compared to $235.1 million in the year ended March 31, 2012, an increase of $13.6 million. For the year ended March 31, 2013, the Company had net cash used in investing activities of $243.9 million compared to $53.8 million for the year ended March 31, 2012. For the year ended March 31, 2013, the Company had net cash used in financing activities of $3.3 million compared to $21.6 million for the year ended March 31, 2012.

The change in our liquidity for the year ended March 31, 2013 resulted from a number of factors, including:

•

Net cash provided by operating activities consists of the sale of long-lived assets and marketable securities, increase in long-term debt due to currency fluctuations and change in derivative instruments and impairment of long lived assets of $2.9 million and non-cash items of depreciation and amortization of $17.8 million. These items were offset by increases in trade receivables of $8.9 million, an increase of other receivables, prepaid and other of $19.6 million and a decrease in trade and other payables of $8.3 million.

•

Net cash used in investing activities consists of the investment in plant, property and equipment, which consumed $9.5 million, investment in short-term bank deposits of $241.7 million offset by proceeds from restricted deposits of $8.2 million.

•

Net cash used in financing activities consists of the repayment of long-term debt of $10.8 million offset by proceeds from issuance of shares and excess tax benefits from share-based payment arrangements of $7.4 million.

Debt

As of March 31, 2013, we had total debt, including current maturities, of $28.6 million. (For more on our debt obligations, see Note 13 to the consolidated financial statements included in this 2013 Annual Report.)

During the year ended March 31, 2013, we did not incur any additional indebtedness, including increases in our borrowing capacity under any refinancings. We have been current with all our payment obligations due to our various lenders under their respective indentures and loan agreements.

As of March 31, 2013, we are in compliance with all our debt covenants.

As of March 31, 2013, our total long-term debt obligations (including current maturities) are as follows:

•	bonds of $21.0 million with various investors; and

•	a mortgage of $7.6 million.

Our currency denominations, interest rates and maturities regarding our long-term debt obligations, including current maturities (excluding mortgages), consist of the following:

	Amount	Linkage	Rate	Maturity
Bonds 11/2003 NIS	$20,205	Israel CPI(a)	5.80%	Nov. 2014
Bonds 11/2003 USD	842	Dollar	6.10%	Nov. 2014

Total	$21,047

(a)	We have a contract to hedge our exposure to CPI fluctuations in Israel.

On February 3, 2012, the Company paid $5.9 million, comprised of $5.8 million of principal and $0.1 million of interest, in order to retire a mortgage.

As of March 31, 2013, we have no lines of credit.

Liquidity

On March 31, 2013, we had total unrestricted cash and cash equivalents and short-term bank deposits of $549.9 million and total indebtedness to our financial creditors of $28.6 million. We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. None of our cash and cash equivalents is held captive by any financial covenants or government regulation. As of March 31, 2013 and 2012, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position. The Company had no available and undrawn credit facilities in place at March 31, 2013.

Capital Expenditures

We invested $9.5 million in capital equipment and facilities in the year ended March 31, 2013 and $7.0 million in the year ended March 31, 2012. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2013 Annual Report.)

C. RESEARCH AND DEVELOPMENT, PATENTS, TRADEMARKS AND LICENSES

We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

Recruiting talented scientists is essential to the success of our research and development programs. Approximately 10% of our employees work in our worldwide research and development programs.

We currently conduct research and development in three principal areas:

•

generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, capsules, suspensions, solutions, syrups, creams, ointments and gels) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired;

•	proprietary pharmaceuticals and delivery systems; and

•	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

Taro’s management estimates that research and development expenses were allocated 75% to generic pharmaceuticals, 10% to proprietary pharmaceuticals and delivery systems and 15% to organic and steroid chemistry, for the fiscal year ended March 31, 2013.

Pharmaceutical Products

In the fiscal year ended March 31, 2013, we received two approvals for products manufactured in Canada. The following table sets forth the approvals received in the United States from the FDA from April 1, 2012 through March 31, 2013:

FINAL ANDA APPROVALS
Brand Name*
Escitalopram Oxalate Oral Solution, 5 mg (base)/5 mL	Lexapro®
Clobetasol Propionate Lotion, 0.05%	Clobex®

TENTATIVE ANDA APPROVALS
Gabapentin Capsules, 100 mg, 300 mg and 400 mg **	Neurontin®
Gabapentin Oral Solution, 250 mg/5 mL **	Neurontin®
Fluocinonide Cream USP, 0.1%	Vanos®

*	The above trademarks are the property of their respective owners.
**	Tentative approval received prior to January 1, 2010 but currently under review by the FDA.

As of March 31, 2013, 22 of our ANDAs and the three tentative approvals listed above were under review by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

With the exception of the Ovide® patents granted in July 2009 and 2011 and patents covering Flo-Pred®, which have been granted between 1999 and 2010, we do not believe that any single patent or license is of material importance to us in relation to our current commercial activities. Our Flo-Pred® utilizes our patented NonSpil® liquid drug delivery system, which allows liquid medications to pour, but resist spilling, thereby providing accuracy of dosage and ease of use. In September 2012, a patent covering our Topicort® spray product was granted, which we commercialized in April 2013.

We have registered trademarks in the United States, Canada and other countries. Taro U.S.A. typically does not use trademarks in the sale and marketing of its generic multi-source non-innovator products.

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

D. TREND INFORMATION

See Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” for trend information.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2013:

Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Long-term debt obligations	$28.60	$11.33	$12.29	$2.00	$2.98
Operating lease obligations	4.34	2.07	2.27	—	—
Other Long-term liabilities (1)	5.88	1.11	1.94	1.50	1.33

Total	$38.82	$14.51	$16.50	$3.50	$4.31

(1)	Includes severance commitments and tax accruals.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2013:

Name	Age	Position
Kal Sundaram	59	Director and Chairman of the Board
Aalok Shanghvi	29	Director
Sudhir Valia	57	Director
Ilana Avidov-Mor	61	Director
Dan Biran	70	Director and Chairman of the Audit Committee
Dov Pekelman	73	Director and Chairman of the Special Committee
James Kedrowski	61	Director and Interim Chief Executive Officer
Michael Kalb, C.P.A. (New York)	42	Interim Chief Financial Officer and Chief Accounting Officer and Chief Financial Officer, U.S.A.
Stephen Manzano, Esq.	48	Interim General Counsel and Vice President of Corporate Compliance
Avi Avramoff, Ph.D.	48	Global Vice President, Research and Development
Rami Zajicek, Esq.	49	Group Vice President, Haifa Site Manager
Michael Teiler	50	Group Vice President, Portfolio Management
Sunil Mehta	53	Group Vice President, General Manager, Canada
Mariana Bacalu	61	Group Vice President, Quality Affairs
Michael Perfetto	52	Chief Commercial Officer of the Generic Rx Business, U.S.A.
Brant Schofield	47	Vice President, Sales & Marketing, TPHA, U.S.A.
Michele Visosky	47	Vice President, Human Resources, U.S.A.
Jayesh Shah	57	Head of Procurement, U.S.A.

Certain Familial Relationships

Mr. Aalok Shanghvi is the son, and Mr. Sudhir Valia is a brother-in-law, of Mr. Dilip Shanghvi. Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, became a member and Chairman of the Taro Board of Directors in April 2012. He was Sun Pharma’s Chief Executive Officer from April 2010 to April 2012 (and a director of the Sun Pharma Board of Directors until March 2012), and in this role he focused on accelerating Sun Pharma’s growth in India and other emerging market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry. Mr. Sundaram has almost three decades of regional/global experience much of which has been in the pharmaceutical industry, largely with GlaxoSmithKline plc (“GSK,” LSE: GSK, NYSE: GSK) in India, where he has held country, regional and global responsibilities. As its Managing Director, he led the turnaround of GSK India; and in the regional role, he spearheaded the company’s differentiated and region-specific Emerging Markets strategy.

Aalok Shanghvi became a member of the Taro Board of Directors in September 2010. Mr. Aalok Shanghvi works as a Senior General Manager in International Marketing for Sun Pharma. He also founded PV Powertech Pvt. Ltd., a manufacturer and exporter of photo-voltaic solar panels.

Sudhir Valia became a member of the Taro Board of Directors in September 2010. Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994. He currently supports finance, commercial, operations, projects and quality control. Prior to then, Mr. Valia was a chartered accountant in private practice. Mr. Valia is on the Board of Directors of a number of companies in Sun’s group, including Sun Pharma Advanced Research Company Ltd. Mr. Valia is a qualified chartered accountant in India.

Ilana Avidov-Mor is a Certified Accountant who became a member of the Taro Board of Directors and Audit Committee in December 2010, the Special Committee in November 2011, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013. Until January 2013, she served as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds. Ms. Avidov-Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), Israel, fulfilling various positions between 1994 and 2009. Among these positions, Ms. Avidov-Mor served as Deputy General Manager of the Bank for over a decade and as Comptroller for eight years. Between the years 1974 and 1994, Ms. Avidov-Mor worked for Braude & Partners Accountants. Ms. Avidov-Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and three pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank). Ms. Avidov-Mor is a former General Manager on behalf of Bank Yahav of four pension funds owned by the bank. Ms. Avidov-Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem.

Dan Biran became a member of the Taro Board of Directors and Audit Committee in December 2010, the Special Committee in November 2011, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013. Mr. Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit. Between the years 2007 and July 2012, Mr. Biran served as the Chairman of the Board of Directors of Biological Industries Ltd. and Ducart Ltd. Between the years 2009 and 2011, Mr. Biran served as a Director of Netafim Ltd. And Enzymotec Ltd. Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems. Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc. He also served as an external director of Maachteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992. Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992. Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel.

Dov Pekelman became a member of the Taro Board of Directors and Audit Committee in August 2011, Chairman of the Special Committee in November 2011, the Stock Option Committee in March 2012 and the Compensation Committee in February 2013. Professor Pekelman is currently Chairman of Atera Networks Ltd., as well as Gilon Investments (TASE: GILN). He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, serves on the Board of Directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN). Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

James Kedrowski was appointed interim Chief Executive Officer of Taro in October 2010 and member of the Board of Directors of the Company in May 2011. Mr. Kedrowski has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President. Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all Chemicals, Energy, and Carbon. Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the USA before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia. Mr. Kedrowski then returned to the U.S.A. as Operational Vice President for seven North American Industrial Chemicals plants.

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

Stephen Manzano, Esq. became Interim General Counsel of the Company in June 2012 and is responsible for the legal affairs of Taro. He was also appointed Vice President of Corporate Compliance in order to lead Taro’s emphasis on its fulfilling its corporate responsibilities. Mr. Manzano had been VP, Corporate Affairs, Secretary and Associate General Counsel of Taro U.S.A. since September 2010 after joining Taro in September 2008 as Associate General Counsel of Taro U.S.A. Prior to joining Taro, Mr. Manzano was in private practice since 1992, which included being a partner at Kennedy Covington and beginning his legal career as an associate at Dewey Ballantine.

Avi Avramoff, Ph.D. joined our Company in October 2011 as Global Vice President, Research & Development. He is responsible for the Company’s new products development and is responsible for the management of the R&D Pharma and Chemistry, R & D Analytical Laboratories, Clinical studies, Regulatory Affairs, Pharmacovigilance, and the Intellectual Property Departments in all Taro’s sites. He has penned various publications and abstracts in the field of pharmacy, as well as several patents and patent applications. Prior to joining our Company, Dr. Avramoff worked from 1993 to 1997 as the Pharmacokinetic Center Manager and later on from 1997 to 2011 as Vice President, Research & Development at Dexcel Pharma.

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

Sunil Mehta joined our Company in January 2012 and currently is the General Manager of our Canadian operations. Prior to working for Taro, Mr. Mehta worked at Sun Pharma since 1997, where he held a variety of senior managerial positions in operations, manufacturing and supply chains. During his time at Sun Pharma, Mr. Mehta was deeply involved in acquisitions and integrations and exploring overseas operations, including Sun Pharma’s acquisition of a controlling interest in Taro.

Mariana Bacalu joined our Company in 1984 as Senior Analyst in the Quality Control Laboratory. Ms. Bacalu held increasingly responsible positions at Taro, especially in Quality Control, Quality Assurance and Production areas. Currently, as Group Vice President of Quality Affairs, she has overall responsibility of all Taro sites. Prior to joining Taro, Ms. Bacalu served as a production manager for Polymer Industry in Romania. Ms. Bacalu has a M.Sc. degree in Chemical Engineering.

Michael Perfetto joined our Company as the Chief Commercial Officer of the Generic Rx, OTC, U.S.A. business in January 2013. In his new role, Mr. Perfetto is the commercial lead of our U.S. generic and OTC product lines that includes Sales, Marketing, Sales Operations, and Distribution. Mr. Perfetto has over 25 years of pharmaceutical Sales and Marketing experience. Prior to joining Taro, Mr. Perfetto was with Actavis Inc. since 2003, where he served as Vice President of Rx Sales and Marketing. Prior to Actavis, Mr. Perfetto worked in National Accounts Sales positions for Barr Laboratories and Fisons Pharma.

Brant Schofield joined our Company in June, 2011 as Vice President of Sales and Marketing for TPHA (branded products). He is responsible for all aspects of the branded pharmaceutical business for Taro. Prior to Taro, Mr. Schofield spent 17 years with Galderma Laboratories in commercial and financial roles in the US, Europe and Latin America.

Michele Visosky joined our Company in January 2004 in the Human Resources department. She is currently Vice President, Human Resources and heads the department in the U.S. Ms. Visosky has 24 years of human resources experience, of which 17 were spent in management level roles. Prior to joining Taro, Ms. Visosky worked at Micro Warehouse, Inc. and Price Waterhouse, holding progressively responsible human resources positions, with the last one as Senior Vice President, Human Resources.

Jayesh Shah joined our Company in December 2011 as Head of Procurement. His responsibilities at Taro include procurement of raw materials, capital items and services for North America. Mr. Shah joined Caraco Pharmaceuticals USA, a wholly owned subsidiary of Sun Pharma, in 2000 and worked there until 2011. Prior to that, Mr. Shah worked at Sun Pharma in India from 1997 to 2000. From 1977 to 1997, Mr. Shah was a proprietor of J.B. Trading Corporation, an import/export company located in Mumbai, India.

B. COMPENSATION

Our directors are paid NIS 115,400 per year for their service as directors and NIS 3,470 for each board meeting and committee thereof they attend, linked to the Israeli CPI, for their service as directors. Kal Sundaram elected not to receive compensation for his services as director and Chairman of the Board. Aalok Shanghvi and Sudhir Valia are each paid $0.5 million per year for their service in addition to their duties as directors. The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We paid an aggregate of approximately $5.7 million to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended March 31, 2013. This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated less than $0.1 million. In addition, approximately $0.3 million was set aside in 2013 to provide all executive officers and directors with pension, retirement or similar benefits. During the year ended March 31, 2013, the Company’s executive officers and directors did not receive any options to purchase Taro‘s ordinary shares.

As of March 31, 2013, the Company’s executive officers and directors held options to purchase an aggregate of 3,500 ordinary shares, at exercise prices ranging from $24.68 to $68.51 per share, under Taro’s 1999 stock option plan; such options have original expiration dates between December 2013 and October 2014.

On February 4, 2013, the Company established a Compensation Committee to comply with the requirement of Amendment 20 to the Israeli Companies Law (“Amendment 20”) effective as of December 2012. Our Compensation Committee is comprised solely of Independent Directors and all of our statutory external directors are members of the Compensation Committee. See “Compensation Committee” in Item 6.C hereof.

C. BOARD PRACTICES

We are incorporated in Israel and, therefore, we are subject to the provisions of the Israeli Companies Law, in addition to the relevant provisions of U.S. laws.

Board of Directors

According to the Israeli Companies Law, the Board of Directors sets the policy of a company and supervises the general manager (i.e., the chief executive officer) of a company in the performance of his or her role. The Board has residual powers so that it may exercise any power of the company not granted to any other body either by law or by our Articles of Association. According to our Articles of Association, as part of its powers, our Board may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it thinks fit, including the grant of security interests on all or any part of our property.

According to our Articles of Association, our Board may neither consist of fewer than five, nor more than 25, directors.

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

The Israeli Companies Law defines the term “office holder” as general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any director or manager that reports directly to the general manager.

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

Election of Statutory External Directors

Statutory external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•

the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) or shareholders who do not have a personal interest in such election present at the meeting in person or by proxy (abstentions will not be taken into account); or

•

the total number of votes against the election of the statutory external director by the non-controlling shareholders who do not have a personal interest in such election may not exceed two percent of the aggregate voting rights in the company.

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

The initial term of a statutory external director is three years and may be extended for two consecutive terms of three years each, provided that his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include either of the criteria described above with respect to his or her initial election. In accordance with the regulations under the Israeli Companies Law, companies whose securities are listed on one of a number of non-Israeli stock exchanges (including the New York Stock Exchange, where our ordinary shares are listed) may re-appoint an external director for additional three-year terms, in excess of the nine years described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the statutory external director for each additional three-year term (as was required for the initial term), with the additional requirement that the arguments of the board of directors and audit committee in favor of election for such additional term, and the number of terms already served by the external director, be presented to the general meeting prior to the vote.

Statutory external directors may be removed from office only by the same percentage of votes as is required for election or by a court, if the statutory external director ceases to meet the statutory qualifications for his or her appointment or if he or she violates his or her duty of loyalty to the company.

Each committee of a company’s board of directors that is empowered to exercise one of the functions of the board of directors is required to include at least one statutory external director, except for the Audit Committee and Compensation Committee which are required to include all of the statutory external directors.

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

Unaffiliated Directors Under the Israeli Companies Law

Under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as a statutory external director or a director who meets the following criteria:

•

he or she meets the qualifications for being appointed as a statutory external director, as approved by the Audit Committee, except for (i) the requirement that the director be an Israeli resident (in the case of a company such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•

he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

The Israeli Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole. Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.

As of the date of this annual report, we have not elected to adopt these corporate governance rules.

Alternate Directors

Pursuant to our Articles of Association and the Israeli Companies Law, any director may appoint, by written notice to us, any person who is not serving as a director, or as an alternate director, to serve as an alternate director and may also remove such alternate director. An alternate director possesses all of the rights and obligations of the appointing director except that the alternate, in his capacity as such, has no standing at any meeting if the appointing director is present. Unless the appointing director limits the time or scope of the appointment, it shall be effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not diminish the responsibility of the appointing director as a director. A statutory external director may not appoint an alternate except in certain circumstances provided by the Israeli Companies Law.

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised of Board members. Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director and the audit committee and compensation committee must include all statutory external directors. Our Board has formed audit, stock option and compensation committees.

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

Under the Israeli Companies Law (under an amendment adopted in 2011) and our restated Audit Committee charter adopted in March 2011, our Audit Committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions or transactions in which an office holder has a personal interest and whether such transaction is material, (iii) where the Board of Directors approves the working plan of the internal auditor, examining such working plan before its submission to the Board and proposing amendments thereto, (iv) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (v) examining the scope of the company’s auditor’s work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the Board or the general meeting of shareholders) and (vi) determining procedures with respect to the treatment of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees. Our Audit Committee also approves our financial statements in its role as a committee of the Board under the Israeli Companies Law.

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

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the year ended March 31, 2013. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114, “The Auditor’s Communication With Those Charged With Governance,” issued by the Auditing Standards Board of the American Institute of Certified Public Accountants which replaced SAS No. 61, “Communication With Audit Committees.” Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2013 Annual Report.

Approval of Interested Party Transactions

Under the Israeli Companies Law, the approval of the Audit Committee (or, for transactions involving compensatory matters, the approval of the Compensation Committee) is required to effect certain actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. Such interested party transactions (including matters described in the following paragraph) require the approval of the Audit Committee (or the Compensation Committee, if involving a compensatory matter), the Board and in certain cases, the shareholders. Such shareholders approval, in certain cases, also requires a special voting majority. See “Disclosure of Personal Interests of a Controlling Shareholder” in Item 10.B hereof.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an internal auditor proposed by the Audit Committee. The internal auditor may not be an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital), the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors, or a relative of an office holder or of an interested party, nor may the internal auditor be our external independent auditors or their representatives. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. Mrs. Rita Gerson is the internal auditor of the Company. The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting and the internal auditor may participate in all Audit Committee meetings.

Stock Option Committee

In March 2012, after the Company’s shares were listed on NYSE for trading, the Company established a Stock Option Committee to administrate the activities under the Company’s incentive stock option plans. The Stock Option Committee’s authority under the plans is mainly with respect to grants, as well as resolution of claims.

The Stock Option Committee complies with the requirements of Rule 16b-3 of the Securities Exchange Act of 1934, or the Exchange Act (which will become relevant to the extent that we ever lose our status as a foreign private issuer under the Exchange Act in the future and thereby become subject to Section 16 of the Exchange Act) and is comprised solely of Independent Directors.

Compensation Committee

On February 4, 2013, the Company established a Compensation Committee to comply with the requirements of Amendment 20 effective as of December 2012. Our Compensation Committee is comprised solely of Independent Directors and all of our statutory external directors are members of the Compensation Committee.

Amendment 20 also requires us to adopt a compensation policy by September 12, 2013, which will set forth our policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification (“Terms of Office and Employment”).

The compensation policy must be approved by the board of directors, after considering the recommendations of the Compensation Committee. The compensation policy must also be approved by a majority vote at a shareholders meeting provided that either:

•

the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) or shareholders who do not have a personal interest in the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

•

the total number of votes against the policy by the non-controlling shareholders or shareholders who do not have a personal interest in the matter does not exceed two percent of the aggregate voting rights in the company.

The compensation policy must be approved by our Board and shareholders every three years. If the compensation policy is not approved by the shareholders, the Compensation Committee and the Board may nonetheless approve the policy, following further discussion of the matter and for specified reasons.

Under Amendment 20, the Terms of Office and Employment of office holders require the approval of the Compensation Committee and the Board (assuming that they are consistent with the then-effective compensation policy). The Terms of Office and Employment of directors and the chief executive officer (or any other office holder whose compensation deviates from the then-effective compensation policy, as described below) must also be approved by shareholders.

Changes to existing Terms of Office and Employment of office holders (other than directors) can be made with the approval of the Compensation Committee only, if the committee determines that the change is not substantially different from the existing terms.

Under certain circumstances, the Compensation Committee and the Board may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above. Such special shareholder approval will also be required with respect to determining the Terms of Office and Employment of a director or the chief executive officer during the transition period until the company adopts a compensation policy.

The Company intends to take all necessary steps in order to complete the adoption of a compensation policy by September 12, 2013.

Special Committee

In November 2011, the Company’s Board of Directors formed a Special Committee of independent directors, comprised of Dov Pekelman (Chairman of the Special Committee), Ilana Avidov-Mor and Dan Biran, to review and evaluate the non-binding proposal by Sun to acquire all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $24.50 per share, in cash. In August 2012, the Company and Sun entered into a merger agreement whereby Sun would purchase all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $39.50 per share, in cash, upon the closing of the proposed merger. On February 8, 2013, the parties announced that they mutually agreed to terminate the merger agreement. Following the termination of the merger agreement, the Special Committee was dissolved.

D. EMPLOYEES

The following table sets forth the number of full time equivalents as of March 31, 2013*:

	March 31, 2013
	U.S.A.	Canada	Israel	Other	Total
Sales and Marketing	115.0	34.0	35.0	—	184.0
Administration	61.0	30.0	46.5	—	137.5
Research and Development	14.0	47.0	71.0	—	132.0
Production and Quality Control	—	310.0	530.5	—	840.5

Total	190.0	421.0	683.0	—	1,294.0

The following table sets forth the number of full time equivalents as of March 31, 2012*:

	March 31, 2012
	U.S.A.	Canada	Israel	Other	Total
Sales and Marketing	110.0	35.0	38.0	—	183.0
Administration	62.0	31.0	49.5	1.0	143.5
Research and Development	12.0	42.0	69.0	—	123.0
Production and Quality Control	—	292.0	537.5	—	829.5

Total	184.0	400.0	694.0	1.0	1,279.0

The following table sets forth the number of full time equivalents as of December 31, 2011*:

	December 31, 2011
	U.S.A.	Canada	Israel	Other	Total
Sales and Marketing	134.0	31.0	41.0	—	206.0
Administration	63.0	30.0	50.5	1.0	144.5
Research and Development	12.0	40.0	84.0	—	136.0
Production and Quality Control	—	278.0	508.5	—	786.5

Total	209.0	379.0	684.0	1.0	1,273.0

The following table sets forth the number of full time equivalents as of December 31, 2010*:

	December 31, 2010
	U.S.A.	Canada	Israel	Other	Total
Sales and Marketing	127.0	36.0	41.0	1.0	205.0
Administration	71.0	31.0	48.5	2.0	152.5
Research and Development	13.0	40.0	116.0	1.0	170.0
Production and Quality Control	—	244.0	442.5	—	686.5

Total	211.0	351.0	648.0	4.0	1,214.0

*	In the U.S.A., distribution employees are included in the Sales and Marketing category.

In general, we believe that our relationship with our employees is satisfactory. Since we are members of the Manufacturers Association, certain general collective agreements apply to us. These agreements concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, pension payments, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Collective Bargaining Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Collective Bargaining Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term. The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. Additionally, the Collective Bargaining Agreement, inter alia, provided for a one-time payment of $1.5 million (payable in NIS) to be divided among Taro’s Israeli employees as of the date of the Collective Bargaining Agreement.

On January 23, 2013, the Company entered into a special collective bargaining agreement (the “Special Collective Bargaining Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Special Collective Bargaining Agreement memorializes the rights of the Company’s employees at the Yakum site in Israel, following the Company’s decision to transfer the activities performed at the Yakum site to the Company’s existing Haifa site.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances. In addition, as of May 2006, under a collective agreement signed by the Manufacturers Association, we are obligated to contribute to a pension plan amounts equal to a certain percentage of the employees’ wages, for all employees, and Section 14 of the Severance Pay Law applies to most of our employees. We are complying with these obligations. We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or the Managers’ Insurance. These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment. Each employee contributes an amount equal to 5%-7% of their salary. The Company contributes an additional sum between 5% and 7.5% of the employee’s salary. Under Section 14 of the Severance Pay Law, in the event of dismissal, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance. The payments to the National Insurance Institute are approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.2% and we contribute approximately 5.7%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2013. The percentage of ownership is based on ordinary shares outstanding as of March 31, 2013. Ordinary shares subject to options currently exercisable as of, or exercisable within 60 days of, March 31, 2013, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Kal Sundaram (1)	—	0.00%
Aalok Shanghvi	—	0.00%
Sudhir Valia	—	0.00%
Ilana Avidov-Mor	—	0.00%
Dan Biran	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Michael Kalb, C.P.A. (New York)	—	0.00%
Stephen Manzano, Esq.	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Rami Zajicek, Esq.	*	*
Michael Teiler	—	0.00%
Mariana Bacalu	*	*
Michael Perfetto	—	0.00%
Brant Schofield	—	0.00%
Michele Visosky	*	*
Jayesh Shah	—	0.00%
Total for all directors and officers (17 persons) listed above, as a group	*	*

*	Less than 1%

The following table sets forth certain information regarding the ownership of our founders’ shares by our directors and officers as of March 31, 2013. The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2013.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida (1)	2,600	100.00%

(1)	Alkaloida, a subsidiary of Sun, owns all 2,600 of our outstanding founders’ shares, whose holders are entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding. As a result of the control that may be deemed to be held of Alkaloida, each of Sudhir Valia and Aalok Shanghvi may be deemed to beneficially own the founders’ shares held by Alkaloida. Each such person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

As of March 31, 2013, the directors and executive officers listed above, as a group, held options to purchase 3,500 of our ordinary shares at exercise prices ranging from $24.68 to $68.51, such options have expiration dates between December 2013 and October 2014.

Stock Option Plans

The Company has not granted options to purchase our ordinary shares since January 14, 2009. As of March 31, 2013, there were 25,500 options outstanding to acquire our ordinary shares.

Compensation Pursuant to Plans

1991 Stock Incentive Plan

Our 1991 Stock Incentive Plan was unanimously adopted by our Board on November 19, 1991, and approved by our shareholders on April 10, 1992. The purpose of the 1991 Stock Incentive Plan is to attract, retain and provide incentives to key employees, including directors and officers who are key employees, and to consultants and directors who are not our employees by enabling them to participate in our long-term growth. As of March 31, 2013, the Company’s ability to issue additional options under the 1991 Stock Incentive Plan has been terminated.

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

As of March 31, 2013, there were no outstanding options under the 1991 Stock Incentive Plan.

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

As of March 31, 2013, 25,500 ordinary shares were subject to outstanding options. Of such options, 3,500 (at an average exercise price of $53.36 per share) were held by executive officers; none were held by directors who are not executive officers; and 22,000 (at an average exercise price of $52.15 per share) were held by other persons. None of such options was an SAR.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of May 31, 2013, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares. The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares. Percentage ownership is based on 44,768,087 ordinary shares outstanding as of March 31, 2013.

Name	Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding
Sun (1)	29,479,933	65.9%

(1)	As reported on the Schedule 13D/A filed by Sun on February 8, 2013.

There was no significant change in percentage ownership held by the aforementioned major shareholder from March 31, 2010 to March 31, 2013.

Name	Change in Percentage Ownership
Sun	0.0% Increase

Founders’ Shares

At the formation of our company in 1959, two classes of shares were created, founders’ shares and ordinary shares. One-third of the voting power of all of our voting shares is allocated to the founders’ shares. Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2013, Sun controls 77.3% of the voting power in our Company by reason of their (i) beneficial ownership of an aggregate of approximately 65.9% of our ordinary shares and (ii) ownership of the founders’ shares, which constitute one-third of the voting power of our shares.

B. RELATED PARTY TRANSACTIONS

The Company has substantial relationships with Sun. Certain of Taro’s Board members are also on Sun Pharma’s Board of Directors. In addition, certain of Taro’s officers and executives are also executives of Sun. Taro’s Interim Chief Executive Officer, who is also a member of the Board of Directors of Taro, is an officer of an indirect subsidiary of Sun Pharma.

During 2012 to 2013, Taro entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these transactions material or unusual and believes that terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary pursuant to Israeli legal requirements and therefore did not require shareholder approval.

On October 18, 2011, the Company received a letter from Sun making a non-binding proposal for the acquisition of all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $24.50 per share, in cash. The Company’s Board of Directors formed an independent Special Committee, comprised of Dov Pekelman (Chairman of the Special Committee), Ilana Avidov-Mor and Dan Biran, to review and evaluate the offer with its independent financial and legal advisors. The parties entered into a merger agreement in August 2012 whereby Sun would purchase all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $39.50 per share, in cash, upon the closing of the proposed merger. On February 8, 2013, the parties announced that they mutually agreed to terminate the merger agreement. For further information regarding Sun’s proposal see Note 22 to our consolidated financial statements included elsewhere in this 2013 Annual Report.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2013 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada. A substantial amount of these products are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see “Item 4 — Information on the Company — Business Overview — Sales and Marketing.”

Legal Proceedings

From time to time, we are a party to routine litigation incidental to our business, none of which, individually or in the aggregate, is expected to have a significant effect on our financial position or profitability. Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay. In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits. On June 17, 2013, the court dismissed the lawsuits and ruled that the plaintiffs were unable to prove that their exposure to dangerous substances in the Kishon River water was the cause of their illnesses. The plaintiffs may appeal to the Supreme Court within the time frame set by law (45 days from the court ruling). The hearing of the lawsuits filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River is still pending and currently the parties are presenting the evidence in the case to the court.

On June 15, 2008, the Company brought a lawsuit in the Tel-Aviv district court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations. This is legacy litigation from the change in control of the Company in September 2010, and the lawsuit, at this time, is dormant.

Taro is a defendant in two actions brought against various pharmaceutical manufacturers in the States of Utah and Louisiana. The actions relate to drug price reporting by these manufacturers. In addition, Taro has received an investigative demand that also relates to drug price reporting from a third State. In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers and in November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuits allege that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated published prices (AWP). The Utah trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State was given leave by the court to re-plead its case, which it did. A motion to dismiss filed by the defendants in this case is currently pending before the court. In the Louisiana action, the parties are currently in the discovery phase of the litigation. Taro has responded to the investigative demand from the third state. During the year ended March 31, 2013, the Company recorded a provision of $30 million as management’s best estimate of potential litigation and related costs to these AWP-related matters.

On March 7, 2011, the Company was sued by The Blackstone Group L.P. (“Blackstone”) in the Supreme Court of the State of New York, County of New York. The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company. Blackstone originally sought $6.3 million in fees and expenses and has subsequently amended its pleadings to adjust its claim to $3.7 million. On January 1, 2013 a judgment was entered in favor of Blackstone and in February 2013 Taro paid Blackstone a net settlement amount of $4.4 million.

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

On March 28, 2013, the Company was sued by Mallinckrodt LLC, Mallinckrodt Inc. (“Mallinckrodt”) and Nuvo Research Inc. (“Nuvo”) in the United States District Court for the District of Delaware for alleged infringement of Nuvo’s United States Patent No. 8,217,078, which covers the use of Mallinckrodt’s Pennsaid® product, due to the Company’s filing of an ANDA for the generic version of Pennsaid®. We are not in a position to quantify the likely outcome of this case.

Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

There have been no significant changes as of March 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

On December 13, 2006, as a result of our late filing, our ordinary shares were de-listed from the NASDAQ Global Select Market and were quoted on the Pink Sheets under the symbol “TAROF” until our shares were listed on the NYSE on March 22, 2012, under the symbol “TARO.” The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets and NYSE during the last five years as of the end of the reporting period of this 2013 Annual Report:

	High	Low
12/31/2008	$10.80	$7.25
12/31/2009	$9.94	$8.10
12/31/2010	$14.50	$9.30
12/31/2011	$29.50	$14.10
3/31/2013	$59.31	$35.55

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets and NYSE, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2013 Annual Report, and any subsequent period:

	High	Low
First Quarter 2011	$14.78	$14.10
Second Quarter 2011	$20.88	$14.23
Third Quarter 2011	$22.00	$18.25
Fourth Quarter 2011	$29.50	$19.35
March 2012	$39.60	$29.10
First Quarter Mar 2013	$48.17	$35.55
Second Quarter Mar 2013	$46.70	$35.69
Third Quarter Mar 2013	$48.91	$45.32
Fourth Quarter Mar 2013	$59.31	$46.05

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last six months:

	High	Low
Oct-12	$46.40	$45.40
Nov-12	$46.96	$45.81
Dec-12	$48.91	$45.32
Jan-13	$49.68	$46.05
Feb-13	$57.04	$48.49
Mar-13	$59.31	$56.84

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

In February 2000, the Company’s Ordinance (New Version — 1983) was replaced with the Israeli Companies Law. Because our Articles of Association were adopted before the enactment of the Israeli Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Israeli Companies Law changes or amends provisions in the Companies Ordinance, and, as a result, our Articles of Association are not consistent with the Israeli Companies Law, the provisions of the Israeli Companies Law apply unless specifically stated otherwise in the Israeli Companies Law.

Approval of Specified Related Party Transactions Under Israeli Law and Our Articles of Association

The Israeli Companies Law requires the approval of the audit committee, thereafter the approval of the board of directors and, in certain cases, the approval of the shareholders, in order to effect specified related parties transactions, other than compensatory arrangement, for which the approval of the compensation committee, board of directors and, in certain cases, the shareholders is required.

Pursuant to the provisions of the Israeli Companies Law, the Audit Committee of the Company preapproved criteria for the classification of transactions with related parties as extraordinary or ordinary transactions. According to the Company’s policy, if a transaction is deemed an ordinary transaction as per the preapproved criteria, the transaction will require only Board of Directors’ approval; if, however, a transaction is not covered by the preapproved criteria, it has to be first brought before the Audit Committee for its determination. Under the Companies Law, an extraordinary transaction is generally a transaction other than in the ordinary course of business, other than according to prevailing market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this annual report) owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances. The duty of care includes a duty to use reasonable means to obtain information on the advisability of a given action brought for the office holder’s approval or performed by the office holder by virtue of his or her position and all other information of importance with respect to these actions.

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

Compensation of Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors or the chief executive officer require the approval of the compensation committee, the board of directors and the shareholders approval, in that order, except where the regulations adopted under the Israeli Companies Law provide for certain easements from such requirements. Arrangements as to compensation of a public company’s office holders who are not directors or the chief executive officer generally (assuming that the arrangement conforms to the then-effective compensation policy) require the approval of the compensation committee and the board of directors in that order as detailed above in “Approval of Interested Party Transactions” in Item 6.C.

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

Under the Israeli Companies Law, the office holder must disclose his personal interest without delay and no later than the first meeting of the company’s board that discusses the particular transaction. Once disclosure is made in compliance with the above disclosure requirement, the board of directors may approve the transaction between the company and an office holder or a third party in which an office holder has a personal interest, unless the company’s articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction concerns exemption, indemnification or insurance of an office holder, then it must first be approved by the company’s compensation committee and then by the board of directors, and, under certain circumstances, by the shareholders of the company, in that order.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors, the audit committee (unless in circumstances of non extraordinary transactions) or the compensation committee may not be present at this meeting, unless the chairman of the audit committee, compensation committee or the board of directors determined that the participation of such director is required in order to present the transaction. A director who has a personal interest in a matter that is considered at a meeting of the board of directors, the audit committee or compensation committee may not vote on this matter, unless a majority of the members of the board of directors or such committee, as the case may be, has a personal interest in the matter, in which case shareholder approval is also required.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private offering in which the controlling shareholder has a personal interest, and the engagement of a controlling shareholder or his or her relative with a public company, as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The compensation or indemnification of a controlling shareholder or his or her relative with a public company requires the approval of the compensation committee, the board of directors and the shareholders, in that order. The shareholder approval must, in each case be by a majority of the votes cast at the meeting, whether in person or by proxy, provided that:

•

the majority includes at least the majority of the total votes of the non-controlling shareholders who lack an interest in approval of the transaction or compensation (as applicable), or anyone voting on their behalf present at the meeting in person or by proxy; or

•	the total number of votes of the non-controlling, disinterested shareholders that are voted against the transaction does not exceed two percent (2%) of the voting rights in the company.

Director Qualifications

Our Articles of Association do not require directors to hold shares in the Company. According to the Articles, the number of directors of the Company should be not less than five or more than twenty-five. Under the Israeli Companies Law, we must have at least two statutory external directors on the Board of Directors (see “Qualifications of Statutory External Directors” in Item 6.C above).

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

Under the Israeli Companies Law and our Articles of Association, an ordinary resolution of the shareholders (for example, with respect to the appointment of auditors) requires the affirmative vote of a majority of the voting power voting in person or by proxy, whereas a special resolution (for example, a resolution amending the Articles of Association or authorizing changes in capitalization or in the rights attached to a class of shares) requires the affirmative vote of at least 75% of the voting power voting in person or by proxy. Rights pertaining to a particular class of shares require the vote of 75% of such class of shares in order to change such rights in addition to the approval of 75% of the voting power of the shareholders voting in person, or by proxy, on such resolution. The quorum required for a meeting of shareholders consists of at least three shareholders present, in person or by proxy, who hold or represent between them at least one-third of the outstanding voting power unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the board of directors may designate. If at such reconvened meeting the required quorum is not present, any two shareholders present in person, or by proxy, shall constitute a quorum.

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

These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval (confirming that the purchaser would become a holder of 25% or more, or more than 45%, or more, of the voting power in the company, unless there is already a holder of 25% or more or more than 45%, respectively, of the voting power in the company), (2) was from a holder of 25% or more of the voting power in the company which resulted in the acquirer becoming a holder of 25% or more of the voting power in the company, or (3) was from a holder of more than 45% of the voting power in the company which resulted in the acquirer becoming a holder of more than 45% of the voting power in the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

In addition, under the Israeli Companies Law, exemption, indemnification, and procurement of insurance coverage (except where the companies regulations provide for certain easements from such requirements with respect to insurance) for office holders must be approved by the compensation committee and board of directors of a company and, if the beneficiary is a director (as well as to controlling shareholders and their relatives), by the shareholders, in that order.

Prior to Amendment 20 becoming effective and following approval by the Audit Committee and Board of Directors and, in the case of directors, shareholders, we entered into exemption and indemnification agreements with our directors and certain officers.

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2013 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, in 2012, Israeli companies are subject to corporate tax at the rate of 25% on their taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed below, may be considerably less. Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gain.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law. Various production and development facilities of our companies in Israel, have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

The Investment Law was significantly amended on April 1, 2005 (the “2005 Amendment”) and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or instead may elect irrevocably to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to the 2005 Amendment and 2011 Amendment as well as the relevant changes contained in such amendments and in the new legislation.

Tax Benefits Before the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise”, is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. A company that wished to receive benefits had to receive an approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

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

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million people. In order to receive the tax benefits, the amendment states that the company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set out in the amendment for tax benefits and that exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a Benefited Enterprise status and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount or certain percentage of the company’s production assets, determined as of the end of the year before the expansion.

The duration of tax benefits is subject to a limitation of seven to ten years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company had derived income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to the company:

•

Similar to the Alternative Benefits Program, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax Exemption Period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•

A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits. We currently have three active plans, two Approved Enterprises under the Alternative Benefits Programs (Plans 3+4 and plan 5) and one Benefited enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements. Under Plan 3+4’s approval (benefit period starting 2003), our undistributed income was exempt from corporate tax for a period of two years following implementation of the plan and we will be eligible for a reduced tax rate of between 10% and 25% for an additional thirteen years thereafter. Under Plan 5 (benefit period starting 2007), our undistributed income, derived from this approval, was exempted from corporate tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter. We filed a request for an additional five years of reduced tax rates for such plan. Approval is still pending. With respect to Plan 6, the Company notified the Israeli Tax Authority within 12 months of the end of 2010 that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. The Company was exempt from corporate tax for a period of two years as of the election year (2010) and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld (although upon a subsequent distribution to individuals or a non-Israeli company, a withholding tax of 15% or such lower rate as may be provided in an applicable tax treaty, will apply).

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that unless an irrevocably request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as January 1, 2011: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise that chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an Alternative Benefits Program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We have evaluated the likely effect of the 2011 Amendment and, and have currently decided not to file a request to apply the new benefits under the 2011 Amendment. We may decide in the future to make the above-mentioned election.

Temporary, Partial Tax Relief for Repatriation of Exempt Income

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2011 will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. We are currently reviewing such new relief and its implications to the company.

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the OCS are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the OCS of 3-3.5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Effective for grants received from the OCS under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

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

Taxation of Non-Resident Holders of our Ordinary Shares

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (30% if the dividend recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period), unless a reduced rate is provided under an applicable tax treaty. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise is subject to Israeli income tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Furthermore, dividends paid from income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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

If a partnership, or other entity treated as a partnership for United States federal income tax purposes, holds ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares.

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

In addition, this discussion does not address any aspect of state, local or non-United States tax laws and does not consider the possible application of United States federal gift or estate tax or the Medicare tax on net investment income.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that (1) (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service (“IRS”), to be satisfactory, (2) we are not a passive foreign investment company (“PFIC”) (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) the U.S. holders satisfy certain minimum holding period requirements. Our shares are now traded on the New York Stock Exchange and we believe the requirements of 1(a), (1)(b) and (2) are met. Therefore, dividends on our shares would qualify as qualified dividend income so long as a U.S. Holder meets requirement (3).

You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

Any dividends paid by us to a U.S. Holder on our ordinary shares will be treated as foreign source income and will generally be categorized as “passive income” for United States foreign tax credit purposes. Subject to the limitations in the Code, as modified by the U.S.-Israel Tax Treaty, a U.S. Holder may elect to claim a foreign tax credit against its United States federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares. U.S. Holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes. A deduction does not reduce United States tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a U.S. Holder of ordinary shares you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder will recognize a capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the ordinary shares, which is usually the cost of such shares in United States dollars, and the amount realized on the disposition in United States dollars. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. Holders, capital gains generally are subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations. U.S. Holders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a U.S. Holder on the sale, exchange or other taxable disposition of our ordinary shares will be United States source income or loss for United States foreign tax credit purposes. In certain instances, a U.S. Holder who is subject to tax in Israel on the sale of our shares and who is entitled to the benefits of the U.S.–Israel Tax Treaty may treat such gain as Israeli source income and thus could, subject to other United States foreign tax credit limitations, credit the Israeli tax on such sale against such U.S. Holder’s United States federal income tax on the gain from that sale.

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

We do not believe that we are a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a U.S. Holder holds ordinary shares in any year in which we are treated as a PFIC, such U.S. Holder will be subject to additional tax form filing and reporting requirements (including additional filing requirements under recently-enacted legislation).

If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the “qualified electing fund” (“QEF”) rules (which can mitigate some of the adverse effects of our being a PFIC). U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making any elections with respect to our ordinary shares in the event that we qualify as a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the sale, exchange or other taxable disposition of, our ordinary shares, unless:

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

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or the proceeds from the taxable disposition of, our ordinary shares, unless the U.S. Holder is an exempt recipient. U.S. Holders are also generally subject to backup withholding on dividends paid in the United States on, or the proceeds from the taxable disposition of, our ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the taxable disposition of, ordinary shares. Such holders, however, may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

The amount of any backup withholding may be allowed as a credit against a U.S. or Non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

U.S. Holders should also be aware that additional reporting requirements apply with respect to the holding of certain foreign financial assets, including stock of foreign issuers that is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds U.S. $50,000. U.S. Holders should consult their own tax advisors regarding the application of these and other information reporting rules applicable to an investment in our ordinary shares based on their particular situation.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an

Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. We began filing through the EDGAR system on December 3, 2002.

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

In 2013, 88% of our revenue was generated in United States dollars. However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred. As a result, our reported profits and cash flows are exposed to changing exchange rates. If these foreign currencies weaken relative to the United States dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into United States dollars, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-United States dollar revenues, the effects of currency fluctuations on consolidated net revenue and operating income were not significant in 2013.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated in U.S. dollars. These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP.

In October 2011, we entered into forward contracts to off-set the variability of cash flows in U.S. dollars due to changes in the exchange rate with the Canadian Dollar. The total amount of the forward contracts to purchase the Canadian dollar was $96.1 million at a weighted average forward rate of 1.02 Canadian dollars per U.S. dollar for which we posted collateral of $11.0 million. During 2012, the collateral was reduced to $5.0 million. This collateral is recorded as restricted cash on the consolidated balance sheet. The contracts are over a one-year term and are settled in monthly installments of $9.3 million for the first five months and $8.3 million for the last six months. We do not account for this derivative as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contract. We recorded a net loss of $1.3 million on the forward contracts for the year ended March 31, 2013.

Our second most significant foreign exchange rate risk relates to our Israeli company’s transactions with Taro U.S.A. that are denominated in U.S. dollars. The total amount of the forward contract to purchase the NIS was $41.0 million at a weighted average forward rate of 3.65 NIS per U.S. dollar for which we posted collateral of $2.4 million. This collateral is recorded as restricted cash on the consolidated balance sheet. The contracts are over a one-year term and are settled in monthly installments of $4.0 million for the first five months and $3.5 million for the last six months. We do not account for this derivative as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contract. We recorded a net gain of $1.0 million on the forward contracts for the year ended March 31, 2013.

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

Taro U.S.A. has an interest rate swap in place as of March 31, 2013, which converts a variable rate mortgage of LIBOR +1.25% to a fixed rate of 6.16%. The outstanding principal on this mortgage at March 31, 2013 was $7.6 million. We do not use hedge accounting for this interest rate swap and are therefore subject to earnings volatility due to fluctuations in the fair value of this interest rate swap.

As of March 31, 2013, our total outstanding debt of $28.6 million bears an average interest rate of 4.67%. Of the $28.6 million, only $1.2 million is exposed to interest rate fluctuation. Consequently, each 0.25% increase in interest rates will reduce pretax income less than $0.1 million.

Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

We manage our exposure to debt obligations denominated in currencies other than its functional currency by opportunistically using cross-currency swaps to convert its foreign currency debt payments into its functional currency. These cross-currency swaps are not designated as hedges and changes in fair value of these derivatives are reflected in earnings.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

Taro’s interim chief executive officer and interim chief financial officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its management, including its interim chief executive officer and interim chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

b.	Report of Taro Management on Internal Control Over Financial Reporting

Taro’s board of directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Taro’s internal control system was designed to provide reasonable assurance to Taro’s management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Taro’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of March 31, 2013, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2013, has been audited by Ziv Haft, an independent registered public accounting firm in Israel and a BDO Member Firm, as stated in their report, which is included under “Item 18 – Financial Statements” on Page F-3 of this annual report.

d.	Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft, a BDO Member Firm (“Ziv Haft”), for the year ended March 31, 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively.

	Year ended March 31, 2013	Three months ended March 31, 2012	Year ended December 31, 2011
	(In millions of U.S. Dollars)
Audit fees	$0.76	$0.30	$1.68
Tax fees	0.19	0.14	0.25

Total	$0.95	$0.44	$1.93

The audit fees for the year ended March 31, 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All non-audit services provided by the Company’s independent auditors were approved by the Audit Committee.

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

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under the rules of the NYSE, foreign private issuers may elect to be subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Despite any such election, Taro, as a foreign private issuer, must comply with four principal NYSE corporate governance rules: (1) Taro must satisfy the requirements of Exchange Act Rule 10A-3; (2) Taro’s Chief Executive Officer must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the applicable NYSE corporate governance rules; (3) Taro must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) Taro must provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies under NYSE listing standards. The table below briefly describes the significant differences between Taro’s domestic practice and the NYSE corporate governance rules.

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

Taro has a compensation committee currently comprised of three directors, Under the Israeli Companies Law, which provides standards for the independence of the compensation committee, the compensation committee shall have no less than three members and all of the external directors shall be members thereof.

303A.06/303A.07	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.	Taro has an audit committee currently comprised of three directors. Under the Israeli Companies Law, which provides standards for the independence of the audit committee, the Audit Committee shall have no less than three members and all of the external directors shall be members thereof. All of the directors that are members of the audit committee meet the NYSE independence requirements that would apply to the audit committee members in absence of our reliance on Exchange Act Rule 10A-3(C)(3).

303A.07	The audit committee of a listed company to be directly responsible, to the extent permitted by law, for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and that each such firm must report directly to the audit committee.	Pursuant to the Israeli Companies Law, Taro’s audit committee is responsible for determining the scope of the work of, and the compensation to be paid to, Taro’s external auditors, whereas the actual appointment of the external auditors and approval of their compensation is carried out by Taro’s shareholders at the annual meeting of shareholders. Furthermore, pursuant to the Israeli Companies Law, Taro’s audit committee is responsible for supervising the work of Taro’s external auditors with respect to the audit of Taro’s financial statements, whereas actual final approval of the financial statements is provided by Taro’s board of directors as a whole.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Israeli Companies Law, shareholder pre-approval is not required for the adoption of equity compensation plans. Shareholder approval is required prior to any grants under the plan to directors or the chief executive officer of Taro.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Taro does not have formal corporate governance guidelines that address all of the matters specified in the NYSE rules. There is not a similar requirement under the Israeli Companies Law.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

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

Taro also has a code of ethics that applies specifically to Taro’s Chief Executive Officer, Chief Financial Officer and other senior officers.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Taro’s CEO will promptly notify the NYSE in writing if any executive officer of Taro becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2013 Annual Report, beginning on page F-1.

The Financial Statement Schedule II – Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2013 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended

2.1	Form of ordinary share certificate (1)

4.1	Taro Vit Industries Limited 1991 Stock Incentive Plan (2)

4.3	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (3)

4.4	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.5	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1	Certification of the Interim Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Interim Chief Executive Officer and Group Vice President, Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a).3	Loan agreements dated May 20, 2003 and November 27, 2003 among Taro Pharmaceutical Industries Ltd. and various lenders (5)

101 INS	XBRL Instance Document

101 SCH	XBRL Taxonomy Extension Schema Document

101 CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document

101 LAB	XBRL Taxonomy Extension Label Linkbase Document

101 PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 33-80802) and incorporated herein by reference.
(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and incorporated herein by reference.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2013 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Michael Kalb
Michael Kalb
Group Vice President, Interim Chief Financial Officer and Chief Accounting Officer

Dated: July 1, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the “Company”) and its subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and cash flows for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2013 and 2012, and the results of their operations, changes in comprehensive income, changes in equity and their cash flows for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 1, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
July 1, 2013	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the internal control over financial reporting of Taro Pharmaceutical Ltd. and its subsidiaries (the “Company”) as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), financial position of the Company and its subsidiaries as of March 31, 2013 and 2012, and the results of their operations, of comprehensive income, of shareholders’ equity and their cash flows for the year ended March 31, 2013, the three months ended March 31, 2012 and the years ended December 31, 2011 and 2010 and our report dated July 1, 2013 expressed an unqualified opinion on those consolidated financial statements.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
July 1, 2013	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$237,284	$238,266
Short-term bank deposits	312,603	72,440
Restricted short-term bank deposits	7,430	15,780
Marketable securities	3,183	7,835
Accounts receivable and other:
Trade, net	119,810	111,130
Other receivables and prepaid expenses	119,768	98,501
Inventories	109,626	109,638
Long-term assets held for sale, net	67	71

TOTAL CURRENT ASSETS	909,771	653,661
LONG-TERM RECEIVABLES AND OTHER ASSETS	23,227	19,972
PROPERTY, PLANT AND EQUIPMENT, NET	145,265	150,750
GOODWILL	7,277	7,284
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	15,607	18,308
DEFERRED INCOME TAXES	5,489	6,449

TOTAL ASSETS	$1,106,636	$856,424

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$11,330	$10,957
Accounts payable:
Trade payables	19,387	22,977
Other current liabilities	161,814	164,965

TOTAL CURRENT LIABILITIES	192,531	198,899
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	17,269	27,949
Deferred income taxes	1,879	2,205
Other long-term liabilities	3,996	4,413

TOTAL LONG-TERM LIABILITIES	23,144	34,567
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	215,675	233,466

SHAREHOLDERS’ EQUITY:
Taro shareholders’ equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2013 and March 31, 2012: 200,000,000 shares; Issued at March 31, 2013 and March 31, 2012: 45,091,562 and 44,800,007 shares, respectively Outstanding at March 31, 2013 and March 31, 2012: 44,768,087 and 44,476,532 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2013 and March 31, 2012: 2,600 shares	1	1
Additional paid-in capital	261,008	253,584
Accumulated other comprehensive income, net of taxes	16,743	23,034
Treasury stock: 323,475 shares at March 31, 2013 and March 31, 2012	(1,329)	(1,329)
Accumulated earnings	609,245	343,039

Taro shareholders’ equity	886,347	619,008
Non-controlling interest	4,614	3,950

TOTAL SHAREHOLDERS’ EQUITY	890,961	622,958

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,106,636	$856,424

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Year ended March 31,	Three months ended March 31,		Year ended December 31,
	2013	2012		2011	2010
Sales, net	$670,954	$145,141		$505,668	$392,535
Cost of sales	176,128	45,971		176,143	159,158

Gross profit	494,826	99,170		329,525	233,377

Operating expenses:
Research and development, net	46,508	9,847		30,867	36,393
Selling, marketing, general and administrative	86,438	23,101		93,918	107,902
Settlements and loss contingencies	33,300	—		—	—

	166,246	32,948		124,785	144,295

Operating income	328,580	66,222		204,740	89,082
Financial (income) expenses, net	(3,931)	1,000		(3,697)	11,840
Other gain (loss), net	3,352	(94)		609	755

Income before income taxes	335,863	65,128		209,046	77,997
Tax expense	67,799	17,791		24,551	10,477

Income from continuing operations	268,064	47,337		184,495	67,520
Net (loss) income from discontinued operations	(1,194)	66		(1,217)	(2,969)

Net income	266,870	47,403		183,278	64,551
Net income attributable to non-controlling interest	664	151		598	473

Net income attributable to Taro	$266,206	$47,252		$182,680	$64,078

Net income from continuing operations attributable to Taro	$267,400	$47,186		$183,897	$67,047
Net (loss) income from discontinued operations attributable to Taro	(1,194)	66		(1,217)	(2,969)

Net income attributable to Taro	$266,206	$47,252		$182,680	$64,078

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$5.99	$1.06		$4.14	$1.66

Diluted	$5.98	$1.06		$4.14	$1.60

Net (loss) income per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.03)	$—	*	$(0.03)	$(0.07)

Diluted	$(0.03)	$—	*	$(0.03)	$(0.07)

Net income per ordinary share attributable to Taro:
Basic	$5.96	$1.06		$4.11	$1.59

Diluted	$5.95	$1.06		$4.11	$1.53

Weighted-average number of ordinary shares used to compute net income per share:
Basic	44,678	44,476		44,406	40,272

Diluted	44,715	44,589		44,491	41,850

*	Amount is less than $0.01

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars and shares in thousands (except per share data)

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
Net income attributable to Taro	$266,206	$47,252	$182,680	$64,078
Other comprehensive (loss) income
Foreign currency translation adjustments	(6,340)	4,460	(5,943)	2,436
Unrealized gain (loss) from marketable securities	49	25	291	(230)
Realized gain from sale of marketable securities	—	—	15	—

Total other comprehensive (loss) income attributable to Taro	(6,291)	4,485	(5,637)	2,206

Total comprehensive income attributable to Taro	$259,915	$51,737	$177,043	$66,284

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Taro Shareholders’ Equity
	Number of Shares	Share Capital		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Retained Earnings	Total Taro Shareholders’ Equity	Non-controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2010	39,186	$680		$222,608	$21,980	$(1,329)	$49,029	$292,968	$2,728	$295,696
Exercise of options and issuance of shares of ESPP	44	—	*	186	—	—	—	186	—	186
Exercise of Sun warrants	3,788	—		21,589	—	—	—	21,589	—	21,589
Share-based compensation	—	—		285	—	—	—	285	—	285
Comprehensive income, net of tax:	—	—		—	2,206	—	—	2,206	—	2,206
Net income	—	—		—	—	—	64,078	64,078	473	64,551

Balance at December 31, 2010	43,018	680		244,668	24,186	(1,329)	113,107	381,312	3,201	384,513
Exercise of options and issuance of shares of ESPP	33	—	*	300	—	—	—	300	—	300
Issuance of shares to Sun and exercise of Sun warrants	1,425	—		8,550	—	—	—	8,550	—	8,550
Share-based compensation	—	—		59	—	—	—	59	—	59
Comprehensive loss, net of tax:	—	—		—	(5,637)	—	—	(5,637)	—	(5,637)
Net income	—	—		—	—	—	182,680	182,680	598	183,278

Balance at December 31, 2011	44,476	680		253,577	18,549	(1,329)	295,787	567,264	3,799	571,063
Exercise of options and issuance of shares of ESPP	1	—	*	7	—	—	—	7	—	7
Comprehensive income, net of tax:	—	—		—	4,485	—	—	4,485	—	4,485
Net income	—	—		—	—	—	47,252	47,252	151	47,403

Balance at March 31, 2012	44,477	680		253,584	23,034	(1,329)	343,039	619,008	3,950	622,958
Exercise of options and issuance of shares of ESPP	291	—	*	7,416	—	—	—	7,416	—	7,416
Share-based compensation	—	—		8	—	—	—	8	—	8
Comprehensive loss, net of tax:	—	—		—	(6,291)	—	—	(6,291)	—	(6,291)
Net income	—	—		—	—	—	266,206	266,206	664	266,870

Balance at March 31, 2013	44,768	$680		$261,008	$16,743	$(1,329)	$609,245	$886,347	$4,614	$890,961

*	Amount is less than $500

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
Cash flows from operating activities:
Net income	$266,870	$47,403	$183,278	$64,551
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,765	4,598	18,730	18,827
Change in deferred charges and other assets	26	8	30	42
Impairment of long-lived assets	969	—	784	2,730
Share-based compensation expense	8	—	59	285
Accrued severance pay and other long-term liabilities, net	55	(210)	(786)	(122)
Loss on sale of long-lived assets	13	22	526	65
Realized (gain) loss on sale of marketable securities	(57)	—	45	(32)
Change in derivative instruments, net	1,550	(3,392)	5,239	(2,140)
Effect of exchange differences on inter-company balances	(1,510)	2,104	(3,249)	307
Increase (decrease) in long-term debt due to currency fluctuations	440	814	(1,835)	3,362
Deferred income taxes, net	(18,822)	4,075	(21,374)	6,720
(Increase) decrease in trade receivables, net	(8,912)	9,879	(47,565)	(11,519)
(Increase) decrease in other receivables, prepaid expenses and other	(1,339)	(535)	(622)	3,251
Increase in inventories, net	(630)	(1,583)	(24,464)	(14,464)
Decrease in long-term receivables, prepaid expenses and other	301	53	196	2,544
Decrease (increase) in income tax receivables	—	—	291	(18)
(Decrease) increase in trade payables	(3,483)	(521)	1,664	(6,367)
Increase in other accounts payable and accrued expenses	43,500	3,241	26,603	5,605
(Decrease) increase in income tax payables	(48,094)	12,138	43,857	(3,143)

Net cash provided by operating activities	248,650	78,094	181,407	70,484

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
Cash flows from investing activities:
Purchase of property, plant and equipment	(9,466)	(1,610)	(6,293)	(5,656)
Investment in other intangible assets	(777)	—	—	(5,097)
(Investment in) proceeds from short-term bank deposits	(241,671)	18,045	(60,033)	(10,026)
Proceeds from (investment in) restricted bank deposits	8,224	4,014	(15,562)	900
(Investment in) proceeds from long-term deposits and other assets	(5,000)	18	74	(310)
Proceeds from sale of (investment in) marketable securities, net	4,758	(4,909)	1,053	(3,891)
Proceeds from sale of long-lived assets	1	28	431	69

Net cash (used in) provided by investing activities	(243,931)	15,586	(80,330)	(24,011)

Cash flows from financing activities:
Excess tax benefits from share-based payment arrangements	838	—	—	—
Proceeds from issuance of shares, net	6,584	7	8,850	21,775
Repayment of short-term bank debt, net	—	—	—	(73,331)
Proceeds from long-term debt and capital leases	—	—	—	22
Repayment of long-term debt	(10,748)	(6,595)	(12,898)	(34,579)

Net cash used in financing activities	(3,326)	(6,588)	(4,048)	(86,113)

Effect of exchange rate changes on cash and cash equivalents	(2,375)	1,173	(1,172)	477

(Decrease) increase in cash and cash equivalents	(982)	88,265	95,857	(39,163)
Cash and cash equivalents at the beginning of the period	238,266	150,001	54,144	93,307

Cash and cash equivalents at the end of the period	$237,284	$238,266	$150,001	$54,144

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$2,230	$216	$3,447	$6,171

Income taxes	$133,612	$1,039	$5,102	$9,454

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$1,573	$633	$790	$397

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

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”). Taro Research Institute Ltd. in Israel provided research and development services to the Group, which, as of its merger with and into Taro, are now performed by Taro. Taro International Ltd. in Israel and Taro’s subsidiary in the United Kingdom are engaged in the pharmaceutical activities of the Group outside North America.

The Group manufactures generic and proprietary drug products in facilities located in Israel and Canada, and manufactures bulk active pharmaceutical ingredients in its Israel facility. The Group’s research facilities are located in Israel and Canada. The majority of the Group’s sales are in North America.

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

While non-compliance with Government Agencies’ regulations can result in refusal to allow country entry, seizure, fines or injunctive actions to prevent the sale of products, no material actions against the Group or its products have recently occurred. The Group believes that it is in material compliance with all Government Agencies’ regulations.

While the majority of the Company’s products are either synthesized by the Company itself or are derived from multiple source materials, some raw materials and certain products are currently obtained from single suppliers. The Company does not believe that any interruption of supply from a single supplier would have a material adverse effect on the Company’s results of operations and financial position. To date, the Group has not experienced difficulties in obtaining raw materials or other materials.

Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its affiliates (“Sun”), the Company’s majority shareholder, owns, or controls, 29,497,933, or 65.9%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 77.3% of the vote attributable to the share equity of the Company.

On October 18, 2011, the Company received a letter from Sun making a non-binding proposal for the acquisition of all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $24.50 per share, in cash. The Company’s Board of Directors formed an independent Special Committee to review and evaluate the offer. In August 2012, the Company and Sun entered into a merger agreement whereby Sun would purchase all of the issued and outstanding shares of Taro, not then held by Sun, at a price of $39.50 per share, in cash, upon the closing of the proposed merger. On February 8, 2013, the parties announced that they mutually agreed to terminate the merger agreement. Following the termination of the merger agreement, the Special Committee was disbanded.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to U.S. GAAP.

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgements and assumptions. The Company’s management believes that the estimates, judgements and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgements and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Accordingly, the financial statements of the Canadian, Irish, and U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the statements of operations have been translated using the average exchange rate prevailing during the year. The resulting translation adjustments are reported as a component of shareholders’ equity under accumulated other comprehensive income.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated in consolidation and non-controlling interest is included in shareholders’ equity.

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”), owns 3.125% of the shares that have economic rights and has 50% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights. In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct. In May 2011, TDC renewed its commitment to the Company. TDC may terminate the agreement upon one year written notice and no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such deposits are stated at cost which approximates market values and are invested at an average interest rate of 1.19% and 0.96% for March 31, 2013 and 2012, respectively.

Restricted short-term bank deposits:

Restricted short-term bank deposits consist of cash balance requirements related to forward contracts to purchase the Israeli Shekel and the Canadian dollar. See Note 10.

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in “financial (income) expenses, net.”

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

During the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, the Company did not own nor sell any marketable securities previously impaired.

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

(4)	The Group accounts for costs of computer software developed or obtained for internal use in accordance with FASB ASC Subtopic 350-40, “Intangibles: Goodwill and Other – Internal-Use Software.” FASB ASC Subtopic 350-40 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. As of March 31, 2013 and 2012, the Group capitalized $4,609 and $10 of software costs, respectively. Software costs are amortized using the straight-line method over their estimated useful life of three years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

j.	Lease of land from Israel Land Administration:

The Company leases several parcels of land from the Israel Land Administration (“ILA”), which is accounted for pursuant to FASB ASC Subtopic 840-20, “Leases – Operating Leases.” The lease period of the industrial parcels ends between 2018 and 2058. The Company has the right to extend each of the lease agreements for an additional period of 49 years. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). The ownership of the land is not transferred at the end of the lease period and there is no option to buy the land at the end of such period. The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value. Since such leases do not qualify as a capital lease, they are being accounted for as operating leases. The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

k.	Goodwill:

The Company follows the provisions of FASB ASC Subtopic 350-20, “Intangibles: Goodwill and Other – Goodwill.” Goodwill is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

The Company operates in one operating segment, comprising its only reporting unit. The goodwill impairment tests are conducted in two steps. In the first step, the Company determines the fair value of the reporting unit. If the net book value of the reporting unit exceeds its fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to an acquisition cost allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

The Company determined the fair value of a reporting unit using the market approach which is based on the market capitalization by using the share price of the Company in the NYSE stock exchange and an appropriate control premium. As of March 31, 2013 market capitalization of the Company was significantly higher than the net book value of the reporting unit and therefore there was no need to continue to step 2. Taro determined the goodwill was not subject to impairment as of March 31, 2013 and 2012.

l.	Contingencies:

The Company is involved in various patent, product liability, consumer, commercial and environmental claims, government investigations, and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies, the Company records accruals for these types of contingencies to the extent that the Company concludes their occurrence is probable and that the related liabilities are estimable. The Company records anticipated recoveries under existing insurance contracts that are probable of occurring and at the gross amount that is expected to be collected.

m.	Tax contingencies:

FASB ASC 740, “Income Taxes” contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. Liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740 amounted of $6,634 and $13,828 as of March 31, 2013 and 2012, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

n.	Intangible assets and deferred charges and long-lived assets:

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

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. In the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, the Company recorded $969, $0, $784 and $2,617 impairment loss, respectively, as these losses related to the fixed assets of its Irish facility, they were included in discontinued operations.

o.	Comprehensive income:

The Company accounts for comprehensive income in accordance with FASB ASC Topic No. 220, “Comprehensive Income.” This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments, unrealized gains and losses on available for sale securities and foreign currency translation adjustments. In accordance with the changes with the implementation of ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” and ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” the Company presents comprehensive income on the consolidated statements of comprehensive income which follows the consolidated statements of operations.

p.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company may reissue treasury shares upon exercise of options. When treasury stock is reissued, the Company accounts for their issuance in accordance with FASB ASC Subtopic 505-30, “Equity – Treasury Stock,” and charges the excess of the purchase cost, including related stock-based compensation expenses, over their issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

q.	Revenue recognition:

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

When the Company recognizes and records revenue from the sale of its pharmaceutical products, the Company, in the same financial reporting period, records an estimate of various future deductions related to the sale. This has the effect of reducing the amount of reported product sales. These deductions include the Company’s estimates, which may require significant judgement of chargebacks, product returns, rebates, cash discounts and other sales deductions.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

r.	Research and development:

Research and development expenses, net of grants received, are charged to expense as incurred. Payments made for research and development services prior to the services being rendered are recorded as prepaid assets on our balance sheet and expensed as provided.

s.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company did not earn any grants during the year ended March 31, 2013, the three months ended March 31, 2012, or the years ended December 31, 2011 and 2010.

t.	Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $7,213, $2,166, $7,270 and $6,827 for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively.

u.	Income taxes:

Income taxes are accounted for in accordance with FASB ASC Topic 740, “Income Taxes”. FASB ASC Topic 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of March 31, 2013 and 2012, the Company’s management determined that it was more likely than not that the Company will not benefit from the deferred tax assets in the Irish and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that the Company will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

v.	Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities. These taxes are recorded on a net basis and therefore do not impact the statement of operations.

w.	Basic and diluted net income per share attributable to Taro:

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

x.	Freight and distribution costs:

In accordance with FASB ASC Subtopic 605-45, “Revenue Recognition – Principal Agent Considerations,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $9,830, $2,537, $8,169 and $11,689 for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

y.	Accounting for stock-based compensation:

The Company recognizes compensation expense in accordance with FASB ASC Topic 718, “Compensation: Stock Compensation,” for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. Upon the adoption of FASB ASC Topic 718, the expected life of the option is estimated using the “simplified” method as provided in Staff Accounting Bulletin (“SAB”) 107. Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. On December 21, 2007, the SEC issued SAB No. 110 (“SAB 110”), codified as Topic 14.D.2 which, effective January 1, 2008, amends and replaces SAB 107. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

Stock Options: The Company did not grant any options for the year ended March 31, 2013, the three months ended March 31, 2012 or the years ended December 31, 2011 and 2010.

The Company applies FASB ASC Subtopic 505-50, “Equity—Equity-Based Payments to Non-Employees” with respect to options issued to non-employees. FASB ASC Subtopic 505-50 requires the use of option valuation models to measure the fair value of the options granted. Compensation expense to non-employees was not material.

Estimated forfeitures are based on estimates for the year ended March 31, 2013, the three months ended March 31, 2012 and the years ended December 31, 2011 and 2010.

z.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits and trade receivables. Cash and cash equivalents and bank deposits are principally invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents and bank deposits are financially sound and that low credit risk therefore exists with respect to these financial instruments. These deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. At March 31, 2013, four different customers represented approximately 19.2%, 18.7%, 11.5% and 10.3% of the Company’s trade accounts receivable. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

aa.	Fair value of financial instruments:

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

bb.	Accounting for derivatives:

FASB ASC Topic 815, “Derivatives and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged. For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged. The designation is based upon the nature of the exposure being hedged. At March 31, 2013 and 2012, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense, net in the consolidated statement of operations during the period of change with the cash flows reported on the consolidated statements of cash flows consistent with the classification of cash flows from the underlying items being hedged. See Note 10.

cc.	Fair value measurements:

The Company adopted FASB ASC Topic 820, “Fair Value Measurements and Disclosures” which provides a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs). FASB ASC Topic 820 also requires additional disclosure about fair value measurements.

dd.	Discontinued operations:

Under FASB ASC 205, “Presentation of Financial Statements – Discontinued Operations,” when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided the operations, assets and liabilities of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

ee.	Impact of recently issued accounting standards:

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, “Balance Sheet (Topic 210): Testing Disclosures about Offsetting Assets and Liabilities.” This standard requires additional disclosure about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments in this update are effective for interim and annual reporting periods beginning on or after January 1, 2013. Although this standard will not have a financial impact on Taro’s financial statements, it will require additional disclosure should Taro enter into offsetting financial and derivative instruments.

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” This standard amends ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” and permits, but does not require, an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, “Intangibles—Goodwill and Other—General Intangibles Other than Goodwill.” The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of ASU 2012-02 is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” This standard clarifies the intended scope of the disclosures required by Section 210-20-50 relating to financial and derivative instruments that are offset or are subject to an enforceable master netting arrangement or similar agreement. The amendments in this update will be effective for fiscal periods beginning on or after January 1, 2013. The adoption of ASU 2013-01 is not expected to have a material impact on the Company’s financial position or results of operations as the Company does not currently have this type of financial or derivative instrument.

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This standard improves the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”) by showing the effect of significant reclassifications by the respective line items in net income and cross-referencing other disclosures for those other amounts not reclassed in their entirety from AOCI. The amendments in this update will be effective for reporting periods beginning after December 15, 2012 on a prospective basis with early adoption available. Although the adoption of ASU 2013-02 will not have a material financial impact on Taro’s financial statements, it will change how Taro presents reclassifications out of AOCI.

In February 2013, the FASB issued ASU No. 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force).” This standard provides guidance for the recognition, measurement, and disclosure for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The amendments in this update will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-04 is not expected to have a material impact on the Company’s financial position or results of operations.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force).” The amendments in this standard clarify when to release the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity. The amendments in this update will be effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The adoption of ASU 2013-05 is not expected to have a material impact on the Company’s financial position or results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 3: — SHORT-TERM INVESTMENTS

a.	The following is a summary of marketable securities which are classified as available-for-sale:

	March 31,
	2013			2012
	Amortized cost	Unrealized gain	Market value	Amortized cost	Unrealized gain	Market value
Available-for-sale: Government debentures	$3,134	$49	$3,183	$7,810	$25	$7,835

b.	The estimated fair value of available-for-sale investments as of March 31, 2013 and 2012 by contractual maturity, are as follows:

	March 31,
	2013		2012
	Cost	Market Value	Cost	Market Value
Available-for-sale government debentures:
Matures in one year	$—	$—	$4,913	$4,913
Matures in more than five years	3,076	3,183	2,848	2,922

	$3,076	$3,183	$7,761	$7,835

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2013	2012
Trade accounts receivable, gross	$237,013	$201,354
Reserves for sales deductions:
Chargebacks	(22,792)	(20,789)
Customer rebates	(32,005)	(31,774)
Other sales deductions	(62,288)	(37,547)
Allowance for doubtful accounts	(118)	(114)

Trade accounts receivable, net	$119,810	$111,130

b.	Other receivables and prepaid expenses:

	March 31,
	2013	2012
Prepaid expenses	$8,003	$8,526
Deferred income taxes	104,509	85,020
Government authorities	1,515	1,017
Advances to suppliers	861	121
Derivative instruments	3,643	3,134
Other	1,237	683

	$119,768	$98,501

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

Chargebacks:

The Company has arrangements with certain customers that allow them to buy its products directly from its wholesalers at specific prices. Typically, these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices. In exchange for servicing these third party contracts, the Company’s wholesalers can submit a “chargeback” claim to the Company for the difference between the price sold to the third party and the price at which they purchased the product from us. The Company generally pays chargebacks on generic products, whereas branded proprietary products are typically not eligible for chargeback claims. The Company considers many factors in establishing its chargeback reserves including inventory information from its largest wholesale customers and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors. The Company’s chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory. The Company reviews the methodology utilized in estimating the reserve for chargebacks in connection with analyzing its product returns reserve each quarter and makes revisions as considered necessary to reasonably estimate its potential future obligation.

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

The Company establishes reserves for rebates and other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information. Based on the Company’s historical experience, substantially all claims for rebates and other sales deductions are received within 24 months.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The following tables summarize the activities for sales deductions and product returns for the year ended March 31, 2013, the three months ended March 31, 2012 and the years ended December 31, 2011 and 2010:

	For the year ended March 31, 2013
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,789)	$(263,330)	$261,327	$(22,792)
Rebates and Other	(69,435)	(192,115)	167,139	(94,411)

Total	$(90,224)	$(455,445)	$428,466	$(117,203)

Current Liabilities
Returns	$(33,426)	$(37,977)	$21,702	$(49,701)
Other (1)	(33,837)	(43,184)	49,324	(27,697)

Total	$(67,263)	$(81,161)	$71,026	$(77,398)

	For the three months ended March 31, 2012
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,145)	$(51,711)	$51,067	$(20,789)
Rebates and Other	(65,940)	(50,349)	46,854	(69,435)

Total	$(86,085)	$(102,060)	$97,921	$(90,224)

Current Liabilities
Returns	$(30,722)	$(6,292)	$3,588	$(33,426)
Other (1)	(32,606)	(11,215)	9,984	(33,837)

Total	$(63,328)	$(17,507)	$13,572	$(67,263)

	For the year ended December 31, 2011
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(26,559)	$(224,112)	$230,526	$(20,145)
Rebates and Other	(41,567)	(150,799)	126,426	(65,940)

Total	$(68,126)	$(374,911)	$356,952	$(86,085)

Current Liabilities
Returns	$(21,962)	$(23,242)	$14,482	$(30,722)
Other (1)	(13,099)	(51,462)	31,955	(32,606)

Total	$(35,061)	$(74,704)	$46,437	$(63,328)

	For the year ended December 31, 2010
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(19,360)	$(170,887)	$163,688	$(26,559)
Rebates and Other	(36,119)	(85,861)	80,413	(41,567)

Total	$(55,479)	$(256,748)	$244,101	$(68,126)

Current Liabilities
Returns	$(22,514)	$(13,146)	$13,698	$(21,962)
Other (1)	(15,264)	(25,979)	28,144	(13,099)

Total	$(37,778)	$(39,125)	$41,842	$(35,061)

(1)	Includes indirect rebates.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 6: — INVENTORIES

	March 31,
	2013	2012
Raw and packaging materials	$33,293	$34,678
Finished goods	48,549	51,430
Work in progress	21,079	17,595
Purchased products for commercial purposes and other	6,705	5,935

	$109,626	$109,638

As of March 31, 2013 and 2012, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $15,274 and $17,406, respectively.

As of March 31, 2013 and 2012, there were no pledges of inventory.

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2013	2012
Cost:
Land	$8,905	$9,607
Buildings	144,038	142,411
Leasehold improvements	1,757	3,270
Machinery and equipment	157,086	151,734
Computer equipment	33,621	33,253
Motor vehicles	220	236
Furniture, fixtures and office equipment	9,148	9,065
Advances for property and equipment	1,333	260

	356,108	349,836

Accumulated depreciation and impairment charges:
Buildings	$47,987	$43,280
Leasehold improvements	1,750	3,214
Machinery and equipment	121,044	113,315
Computer equipment	32,485	31,843
Motor vehicles	152	231
Furniture, fixtures and office equipment	7,425	7,203

	210,843	199,086

Depreciated cost	$145,265	$150,750

a.	Depreciation expenses were $14,329, $3,731, $15,154 and $15,745 for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively. For related impairment charges, see Note 2.m.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

b.	Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,832 as of March 31, 2013 and 2012. There were no additional capitalized interest and other costs as of March 31, 2013 and 2012, respectively.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,609 and $4,699 as of March 31, 2013 and 2012, respectively.

d.	As for pledges – see Note 14.

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2013	2012
Cost:
Product and distribution rights	$73,961	$73,438
Deferred charges in respect of loans and bonds from institutional investors	193	194
Other deferred costs	1,541	1,541

	75,695	75,173

Accumulated amortization and impairment charges:
Product and distribution rights	58,366	55,168
Deferred charges in respect of loans and bonds from institutional investors	187	179
Other deferred costs	1,535	1,518

	60,088	56,865

Amortized cost	$15,607	$18,308

b.	Amortization expenses related to product and distribution rights were $3,436, $867, $3,576 and $3,083 for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively.

c.	As of March 31, 2013, the estimated amortization expense of product and distribution rights for 2014 to 2018 is as follows: 2014—$3,382; 2015—$3,134; 2016—$3,007; 2017—$3,004; 2018—$2,330.

d.	The weighted-average amortization period for product rights is approximately 6 years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 9: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	March 31,
	2013	2012
Prepayment of land leased from Israel Land Administration (1)	$13,682	$13,903
Long-term deposits	5,000	—
Derivative instruments (2)	1,767	2,866
Severance pay fund (3)	2,594	2,939
Long-term security deposit	133	218
Other	51	46

	$23,227	$19,972

(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid. See Note 2.j.
(2)	See Note 10.
(3)	Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations. See Note 12.b.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $987, $233, $861 and $839 for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively.

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
Pension, retirement savings and severance expenses	$6,009	$1,690	$6,765	$7,614

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

In September 2005, the Company entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%. At March 31, 2013 and 2012, the fair market value of the swap was a liability of $1,206 and $1,333, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized gain (loss) of $127, $91, ($303) and ($268) within financial expenses, net for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively. See Note 13.a.2.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation (Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2012	0.38%	1.25%	(2.77%)	(1.76%)	3.72	1.00
3/31/2013	1.27%	0.99%	(1.80%)	1.65%	3.65	1.02

(1)	Per Bank of Israel
(2)	Per Bank of Canada

From July 1999 to November 2000, the Company issued $24,000 of CPI plus 8.25% bonds denominated in NIS with terms of 10 years. At the same time, the Company entered into 9-10 year cross-currency swaps in which the Company received CPI plus 6% to 8.25% in NIS and paid LIBOR plus 0.6% to 3.3% in USD, based on the outstanding amount of the bonds. The last tranche of bonds matured in November 2010 along with the corresponding swaps. For the year ended December 31, 2010, a net gain of $102 was recorded within financial expenses, net for these swaps.

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%. At the same time, the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,190 plus a fixed rate of 5.9%. This swap matured on November 28, 2008, and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap. In accordance with this swap agreement, the Company will receive NIS 201,270 in six annual payments (equivalent of the remaining debt balance as of November 28, 2008), which is linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance. The Company is required to pay $51,344 plus a fixed rate of 6.59%. At March 31, 2013, the fair market value of the swap was $3,431 comprised of a $1,664 asset (recorded in other receivables and prepaid expenses) and a $1,767 asset (recorded in long-term receivables and other assets). At March 31, 2012, the fair market value of the swap was $4,163 comprised of a $1,297 asset (recorded in other receivables and prepaid expenses) and a $2,866 asset (recorded in long-term receivables and other assets). The Company recorded net gains of $255, $998, $2,892 and $3,356 within financial expenses, net for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

In October 2011, the Company entered into separate forward contracts to purchase the Israeli Shekel and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates. The forward contract to purchase the Shekel is for a total amount of $41,042 which is settled in monthly installments of $3,958 for the first five months and $3,542 for the remaining six months. The Company recorded a gain (loss) of $990, $1,035 and ($1,705) for the year ended March 31, 2013, the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, for this contract. The forward contract to purchase the Canadian dollar is for a total amount of $96,100 which is settled in monthly installments of $9,300 for the first five months and $8,267 for the remaining six months. The Company recorded a net (loss) gain of ($1,303), $1,649 and $822 for the year ended March 31, 2013, the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, for this contract.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and 2012 were as follows:

	March 31, 2013
	Quoted Market Prices of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities	$3,183	$—	$—
Forward contracts	—	1,979	—
Cross-currency swaps	—	3,431	—

	$3,183	$5,410	$—

Liabilties
Interest rate swap	$—	$1,206	$—
Forward contracts	—	1,318	—

	$—	$2,524	$—

	March 31, 2012
	Quoted Market Prices	Significant Other	Significant Unobservable
	of Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Assets
Marketable securities	$7,835	$—	$—
Forward contracts	—	1,837	—
Cross-currency swaps	—	4,163	—

	$7,835	$6,000	$—

Liabilties
Interest rate swap	$—	$1,333	$—
Forward contracts	—	237	—

	$—	$1,570	$—

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2013	2012
Returns reserve	$49,701	$33,426
Due to customers	497	459
Employees and payroll accruals	16,667	15,524
Deferred revenue	351	—
Medicaid and indirect rebates	27,200	33,378
Accrued income taxes	20,055	68,507
Legal and audit fees	1,206	658
Settlements and loss contingencies	30,000	—
Accrued expenses	7,682	7,091
Interest payable	458	639
Deferred taxes	326	302
Derivative instruments	1,318	237
Other royalties	3,488	2,774
Other	2,865	1,970

	$161,814	$164,965

b.	Other long-term liabilities:

	March 31,
	2013	2012
Accrued severance pay	$2,730	$3,020
Interest rate swap	1,206	1,333
Accrued taxes	60	60

	$3,996	$4,413

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 13: — LONG-TERM DEBT

a.	Composed as follows:

	March 31,
	2013	2012
Loans from institutional investors and bonds (1)	$21,047	$30,597
Mortgage for U.S. headquarters facility (2)	7,552	8,309

	28,599	38,906

Less: current maturities	11,330	10,957

	$17,269	$27,949

(1)	In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel. At March 31, 2013, the outstanding loans are comprised of $842 (issued in U.S. dollars) at an interest rate of 6.1% with the remaining loans of $20,205 (issued in NIS) at a rate of Israeli CPI plus 5.8%. The debentures mature in November 2014. The debentures provide certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1. The test is based on the Company’s audited financial statements, and is performed on April 1 of each year with respect to the prior calendar year.
(2)	In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey (subsequently retired in February 2012). The Company guaranteed these obligations. The mortgage on the New York facility was $7,552 and $8,309 as of March 31, 2013 and 2012, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90. At March 31, 2013 and 2012, the debt service coverage ratio was 2.20 and 2.15, respectively. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage. As of March 31, 2013, the Company is in compliance with all of its covenants.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted-Average Interest Rate		Amount
	March 31,		March 31,
	2013	2012	2013	2012
In, or linked to, U.S. dollars (1)	1.96%	2.15%	$8,394	$9,574
In Israeli currency – linked to CPI	5.80%	5.80%	20,205	29,332

			$28,599	$38,906

(1)	Includes loans in the amount of $7,552 and $8,309 as of March 31, 2013 and 2012, respectively, which are subject to variable interest rates linked to LIBOR. The remaining outstanding debt is subject to fixed interest rates.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

c.	The debt matures as follows:

March 31, 2013
3/31/2014	$11,330
3/31/2015	11,381
3/30/2016	912
3/31/2017	969
3/31/2018	1,031
Thereafter	2,976

$28,599

As of the date of these financial statements, the Company has met all of its scheduled debt obligations.

For collateral, see Note 14.

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	March 31,
	2013	2012
Long-term debt (including current maturities) (1)	$7,552	$8,309

(1)	Includes mortgages secured by facilities in the U.S.A.

For further discussion of collateralized assets see Note 13a (2).

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 15: — COMMITMENTS AND CONTINGENT LIABILITIES

a.	Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2016. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31,
2013
3/31/2014	$2,071
3/31/2015	1,560
3/30/2016	708

$4,339

Total rent expenses were $3,479, $921, $3,755 and $3,285 for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Commencing in 1999, grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars). As of March 31, 2013 and 2012, the aggregate contingent liability to the OCS was $10,972 and $10,735, respectively.

Royalty payments to the OCS were $0, $0, $736 and $990 for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively.

c.	Legal proceedings:

From time to time the Company is subject to litigation arising in the ordinary course of business. The Company records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgements about future events and can rely heavily on estimates and assumptions. The Company is party to certain lawsuits disclosed herein; whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

1.	Legal actions commenced by the Company:

i.	Company’s lawsuit related to Ovide® (malathion) Lotion:

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%. The suit alleges that Suven’s ANDA seeking approval from the FDA to sell its own malathion lotion infringes Taro’s patent.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

2.	Litigation related to Israeli taxation:

i.	The Company challenged a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro U.S.A. The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34,000 nominal amount of tax and approximately $19,000 in interest and other charges to be paid by Taro. In January 2008, the Company filed an appeal against the assessment with the Haifa District Court. In addition, applications for the conduct of Mutual Agreement Proceedings (“MAP”) pursuant to the Israel-United States tax treaty with respect to this matter have been filed both with the Israel Tax Authority and the U.S. Internal Revenue Service. MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings. The Company and the ITA reached an agreement related to the tax assessment and the Company paid the ITA NIS 7,500 on October 5, 2011.

3.	Other Legal Actions:

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

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay. In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits. On June 17, 2013, the court dismissed the lawsuits and ruled that the plaintiffs were unable to prove that their exposure to dangerous substances in the Kishon River water was the cause of their illnesses. The plaintiffs may appeal to the Supreme Court within the time frame set by law (45 days from the court ruling). The hearing of the lawsuit filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River is still pending and currently the parties are presenting the evidence in the case to the court.

Taro is party to two actions brought against various pharmaceutical manufacturers in the States of Utah and Louisiana that relate to drug price reporting by manufacturers, as well as one investigative demand brought by a third State. In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers and in November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuits allege that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated published prices (average wholesale prices or “AWP”). The Utah trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State was given leave by the court to re-plead its case, which it did. A motion to dismiss filed by the defendants in this case is currently pending before the court. In the Louisiana action, the parties are currently in the discovery phase of the litigation. During the year ended March 31, 2013, the Company recorded a provision of $30 million as management’s best estimate of potential litigation and related costs to these AWP-related matters.

On March 7, 2011, the Company was sued by The Blackstone Group L.P. (“Blackstone”) in the Supreme Court of the State of New York, County of New York. The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company. Blackstone originally sought $6.3 million in fees and expenses and has subsequently amended its pleadings to adjust its claim to $3.7 million. On January 1, 2013 a judgement was entered in favor of Blackstone and in February 2013 Taro paid Blackstone a net settlement amount of $4.4 million.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

On March 28, 2013, the Company was sued by Mallinckrodt LLC, Mallinckrodt Inc. (“Mallinckrodt”) and Nuvo Research Inc. (“Nuvo”) in the United States District Court for the District of Delaware for alleged infringement of Nuvo’s United States Patent No. 8,217,078, which covers the use of Mallinckrodt’s Pennsaid® product, due to the Company’s filing of an ANDA for the generic version of Pennsaid®. We are not in a position to quantify the likely outcome of this case.

d.	In 2008, the Company entered into severance agreements tied to a change in control, with certain executives whereby each executive would receive salary and benefits for a period of time if terminated after a change in control. In November 2010 and April 2011, the Company terminated the employment of certain of these executives.

e.	On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term. The Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. Additionally, the Agreement, inter alia, provided for a one-time payment of $1,500 (payable in NIS) to be divided among Taro’s Israeli employees as of the date of the Agreement.

f.	Licensing Agreements:

1.

In May 2010, Taro and Quinnova Pharmaceuticals, Inc. (“Quinnova”) entered into an agreement under which Taro manufactured and Quinnova co-promoted Taro’s Topicort® and desoximetasone products. The parties mutually agreed to terminate the agreement in January 2011.

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

3.

On February 21, 2012, the Company entered into a License and Settlement Agreement (the “Medicis Settlement Agreement”) with Medicis Pharmaceutical Corporation. In connection with the Medicis Settlement Agreement, the Company agreed to settle all legal disputes between the parties relating to Medicis’ LOPROX® Shampoo and Medicis agreed to withdraw its complaint against Taro pending in the U.S. District Court for the Southern District of New York for alleged patent infringement. Subject to the terms and conditions contained in the Medicis Settlement Agreement, Medicis granted Taro a non-exclusive, royalty-bearing license to make and sell limited quantities of our generic version of LOPROX® Shampoo.

g.	Other:

Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. For multiple source drugs with respect to which FDA has rated at least three drugs as therapeutically equivalent, the amount that states may reimburse pharmacies is subject to a Federal upper limit (FUL) ceiling. Health care reform legislation enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

FULs so that the FUL is based on 175 percent of the weighted-average of the average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically equivalent multiple source drugs. The change in FUL methodology has not been implemented yet by CMS, but is expected to be implemented in the near future. Effective October 1, 2010, the legislation also changed the definition of AMP to exclude sales to certain customer classes that were previously included. In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid and Medicare Part B, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state. The amount of the rebate is based on the AMP and (for innovator drugs) the best price of the drug. Besides changing the definition of AMP, the health care reform legislation increased the minimum Medicaid Rebate, effective January 1, 2010.

Pending implementation of the new FUL methodology, CMS has been using Average Wholesaler Price (“AWP”) or Wholesaler Acquisition Cost (“WAC”) in the calculation of FULs. States have also historically used AWP or WAC in setting Medicaid reimbursement rates for drugs. Many pharmaceutical companies have been named in civil lawsuits alleging generally that the defendants overstated AWPs or WACs, which were used by state agencies to calculate drug reimbursements to healthcare providers.

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

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant, and none of the options granted include stock appreciation rights. The options were granted to employees and associates, have a four-year graded vesting term and expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share. As of March 31, 2013 and 2012, an aggregate of 0 and 6,425 options in respect of the 1991 plan were outstanding, respectively, and no further options in respect of the 1991 plan are available for future grants. The Company issues new shares to employees and associates exercising their stock options.

2.	The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, or stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000 and none of the options granted include stock appreciation rights. The options were granted to employees and associates, have a

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

four to five-year graded vesting term and expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of March 31, 2013 and 2012, an aggregate of 25,500 and 322,630 options in respect of the 1999 plan were outstanding, respectively, and no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

3.	A summary of the Company’s stock option activity (except options to non-employees) and related information for the year ended March 31, 2013 is as follows:

	Number of options	Exercise price	Weighted- average exercise price	Weighted- average remaining contractual terms	Aggregate intrinsic value
				(in years)
Outstanding at March 31, 2012	329,055	$2.38—$68.51	$25.99
Exercised	(291,555)	$2.38—$54.53	$22.58
Forfeited	(12,000)	$39.03—$68.51	$52.66
Granted	—	$—	$—

Outstanding at March 31, 2013	25,500	$24.68—$68.51	$52.32	0.89	$220

Exercisable at March 31, 2013	25,500		$52.32	0.89	$220

Vested at March 31, 2013	25,500		$52.32	0.89	$220

There were 291,555, 500, 32,775 and 44,975 options exercised in the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, respectively, with a total intrinsic value of approximately $5,286, $12, $378 and $410, respectively.

As of March 31, 2013, the compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan was fully amortized. For the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010, the Company recognized $8, $0, $59 and $285, respectively, in stock-based compensation expense.

The number of options exercisable as of March 31, 2013 and 2012, were 25,500 and 329,055, respectively. The weighted-average exercise prices for the options exercisable as of March 31, 2013 and 2012 were $52.32 and $25.99, respectively.

The stock options outstanding and exercisable as of March 31, 2013 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
Range of exercise price	Outstanding as of March 31, 2013	Weighted- average remaining contractual life	Weighted- average exercise price	Exercisable as of March 31, 2013	Weighted- average exercise price
		(in years)
$24.68 – $30.00	2,750	1.58	$25.19	2,750	$25.19
$30.01 – $40.00	2,000	1.83	$30.02	2,000	$30.02
$40.01 – $68.51	20,750	0.71	$58.06	20,750	$58.06

	25,500	0.89	$52.32	25,500	$52.32

4.	There were 3,000 stock options forfeited for non-employees during the year ended December 31, 2011.

d.	Dividends:

The Company may declare and pay dividends from retained earnings. For restrictions on dividend distribution, see Note 17.d.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

e.	Net income per share:

	Year ended March 31, 2013			Three months ended March 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount
Basic EPS:	$266,206	44,677,603	$5.96	$47,252	44,476,429	$1.06	$182,680	44,405,539	$4.11	$64,078	40,271,669	$1.59
Effect of dilutive securities:
Stock options	—	37,508	—	—	112,578	—	—	85,943	—	—	68,169	—
Sun Stock Warrants	—		—	—		—	—		—	—	1,510,486	—

Diluted EPS:	$266,206	44,715,111	$5.95	$47,252	44,589,007	$1.06	$182,680	44,491,482	$4.11	$64,078	41,850,324	$1.53

NOTE 17: — INCOME TAXES

a.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

Various production and development facilities of the Company have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period. The benefits available to an Approved Enterprise and Benefited Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to refund the benefits, in an amount linked to the Israeli consumer price index plus interest.

The Company has three active plans, two Approved Enterprises under the Alternative Benefits Programs (Plans 3+4 and plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements. Under Plan 3+4’s approval (benefit period starting 2003), our undistributed income was exempt from corporate tax for a period of two years following implementation of the plan and we will be eligible for a reduced tax rate of between 10% and 25% for an additional thirteen years thereafter. Under Plan 5 (benefit period starting 2007), our undistributed income, derived from this approval, was exempted from corporate tax for a period of two years following implementation and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter. We filed a request for an additional five years of reduced tax rates for such plan. Approval is still pending. With respect to Plan 6, the Company notified the Israeli Tax Authority within 12 months of the end of 2010 that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. The Company was exempt from corporate tax for a period of two years as of the election year (2010) and we will be eligible for a reduced tax rate of 10% to 25% for eight additional years thereafter.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of March 31, 2013, management believes that the Company is meeting all of the aforementioned requirements.

If the Company pays a dividend out of income derived from the Approved and/or Benefited Enterprises incurred during the tax exemption period, the Company will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount of dividend distributed.

The income subject to reduced tax rates, attributable to the Approved and/or Benefited Enterprises, cannot be distributed to shareholders without subjecting the Company to additional taxes. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and/or Benefited Enterprises as the undistributed tax exempt income is essentially permanent by reinvestment.

For the year ended March 31, 2013, income not eligible for Approved and/or Benefited Enterprise benefits is taxed at a regular rate, which was 25% in 2012 (see above).

Temporary, partial tax relief for repatriation of exempt income:

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2011 will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. The Company is currently reviewing the new amendment and its implications to the Company.

d.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an election obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in U.S. Dollar terms. After the initial three-year term, the Company has to make the election on an annual basis. Through taxable year 2013, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

e.	Income from continuing and discontinued operations before income taxes comprises of the following:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010

Domestic (Israel)	$65,934	$26,241	$78,499	$37,371
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	268,735	38,953	129,330	37,657

Income from continuing and discontinued operations before taxes	$334,669	$65,194	$207,829	$75,028

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

f.	Taxes on income are comprised of the following:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
Current taxes	$93,165	$9,352	$48,502	$7,021
Prior years’ (benefits) taxes	(6,544)	4,364	(2,577)	(3,264)
Deferred income (benefits) taxes	(18,822)	4,075	(21,374)	6,720

	$67,799	$17,791	$24,551	$10,477

Domestic	$1,139	$1,730	$3,993	$1,400
Foreign	66,660	16,061	20,558	9,077

	$67,799	$17,791	$24,551	$10,477

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $1,320, $613, $1,954 and $1,751 for the year ended March 31, 2013, the three months ended March 31, 2012 and the years ended December 31, 2011 and 2010, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

g.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
Statutory tax rate (In Israel)	25%	24%	24%	25%
(Decrease) increase in effective tax rate due to:
Tax benefits from reduced tax rates under benefit programs	(4%)	(4%)	(5%)	(12%)
Different tax rates applicable to non-Israeli subsidiaries	1%	1%	(3%)	(1%)
Uncertain tax positions, net	(3%)	(1%)	(3%)	2%
Taxes (benefits) from prior years	1%	7%	(1%)	0%

Effective consolidated tax rate	20%	27%	12%	14%

h.	Current taxes are calculated at the following rates:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
On Israeli operations (not including “Approved Enterprise”)	25.0%	24.0%	24.0%	25.0%
On U.S. operations *	35.0%	35.0%	35.0%	35.0%
On Canadian operations *	25.0%	25.0%	26.5%	31.0%
On U.K. operations *	24.0%	26.5%	26.5%	26.0%
On Ireland operations *	12.5%	12.5%	12.5%	12.5%

*	The U.S., Canadian, U.K., and Irish subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits and manufacturing and processing credits, thereby reducing its effective tax rate.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward losses.

	March 31,
	2013	2012
Deferred tax assets:
Net operating loss carryforward	$11,574	$11,844
Deferred revenue	16,146	18,459
Property, plant, and equipment	1,507	1,843
Accrued expenses	78,192	54,087
Bad debt allowance	36	37
Amortization and impairment	6,301	7,222
Other, net	9,323	11,665

Total deferred tax assets	123,079	105,157
Valuation allowance for deferred tax assets	(13,082)	(13,688)

Net deferred tax assets	109,997	91,469

Deferred tax liabilities:
Property, plant, and equipment	(1,879)	(2,205)
Other, net	(326)	(302)

Total deferred tax liabilities	(2,205)	(2,507)

Net deferred tax assets	$107,792	$88,962

Domestic	$5,162	$5,655
Foreign	102,630	83,307

	$107,792	$88,962

The deferred income taxes are presented in the balance sheet as follows:

	March 31,
	2013	2012
Among current assets (“other receivables and prepaid expenses”)	$104,509	$85,020
Long-term deferred income tax assets	5,488	6,449
Among short-term liabilities	(326)	(302)
Among long-term liabilities	(1,879)	(2,205)

	$107,792	$88,962

j.	Carryforward tax losses:

1.	The Company:

As of March 31, 2013, one of the Israeli subsidiaries has carryforward tax losses of $828.

2.	Canadian subsidiary:

As of March 31, 2013, this subsidiary has no carryforward tax losses.

3.	U.K. subsidiary:

As of March 31, 2013, this subsidiary has carryforward tax losses of $10,382, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.t, there is a full valuation allowance provided against these losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

4.	Irish subsidiary:

As of March 31, 2013, this subsidiary has carryforward tax losses of $73,386. Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines. As discussed in Note 2.t, a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of March 31, 2013, this subsidiary has no carryforward tax losses. This subsidiary has been examined by the U.S. tax authorities through 2008; however due to the fact that this subsidiary has a past net operating loss carryforward, the U.S. subsidiary remained subject to examination by the U.S. tax authorities from 2002 onward, but only to the extent of the amount of the net operating loss carryforward.

6.	Hungarian subsidiary:

As of March 31, 2013, this subsidiary has no carryforward tax losses.

k.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

l.	At March 31, 2013, deferred income taxes were not provided for on a cumulative total of $371,020 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed. Taro Canada intends to invest these earnings indefinitely in its operations.

m.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.

n.	Tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2009. The Company’s tax provision was adequate to satisfy these assessments. The Company remains subject to examination by the Israeli tax authorities for years 2010 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

The Company’s U.S. subsidiary has been examined by U.S. tax authorities through 2008; however, due to the fact that this subsidiary has a past net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities only to the extent of the amount of the net operating loss carryforward.

The Company completed its tax assessments with the Canadian tax authorities for the years through 2005. The Company’s tax provision was adequate to satisfy these assessments. Taro Canada has the 2009, 2010 and 2011 tax years currently under examination and remains subject to examination by the Canadian tax authorities for years after 2006. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

o.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.t).

	March 31,
	2013	2012
Unrecognized tax exposure at beginning of year	$13,828	$14,425
Increases as a result of positions taken in prior period	1,912	92
Decreases as a result of positions taken in prior period	(115)	—
Increases as a result of positions taken in current period	1,495	36
Decreases as a result of positions taken in current period	—	(725)
Decreases due to settlements with tax authorities	(10,216)	—
Decreases due to expiration of statute of limitations	(270)	—

Unrecognized tax exposure at end of year	$6,634	$13,828

The total amount of interest and penalties recognized on the consolidated statement of operations for the years ended March 31, 2013, the three months ended March 31, 2012 and December 31, 2011 and 2010 were ($2,730), $806, $60 and $1,296, respectively. The total amount of interest and penalties recognized on the consolidated balance sheet at March 31, 2013 and 2012 were $1,968 and $4,354, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $6,634 and $13,828 at March 31, 2013 and 2012, respectively.

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

	Year ended March 31,	Three Months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
Sales by location of customers :
Israel	$19,929	$5,472	$21,528	$19,589
Canada	52,452	13,167	43,720	44,169
U.S.A.	587,851	122,472	424,950	305,858
Other	10,722	4,030	15,470	22,919

	$670,954	$145,141	$505,668	$392,535

Selling, marketing, general and administrative expenses:
Selling and marketing	$43,938	$12,192	$42,247	$41,673
Advertising	7,213	2,166	7,270	6,827
General and administrative *	35,287	8,743	44,401	59,402
Settlements and loss contingencies	33,300	—	—	—

	$119,738	$23,101	$93,918	$107,902

* Including provision for doubtful accounts	$4	$(50)	$90	$(473)

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$2,512	$368	$4,671	$5,252
Income in respect of deposits	(4,026)	(510)	(1,520)	(985)
Expenses in respect of short-term credit	—	35	72	2,291
Foreign currency transaction losses	(2,417)	1,107	(6,920)	5,282

	$(3,931)	$1,000	$(3,697)	$11,840

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

	Israel	Canada*	U.S.A.	Other	Consolidated
Year ended March 31, 2013 and as of March 31, 2013:
Sales to unaffiliated customers **	$19,929	$52,452	$587,851	$10,722	$670,954
Long-lived assets ***	$87,912	$38,614	$40,383	$1,240	$168,149
Three months ended March 31, 2012 and as of March 31, 2012:
Sales to unaffiliated customers **	$5,472	$13,167	$122,472	$4,030	$145,141
Long-lived assets ***	$91,245	$40,148	$42,607	$2,342	$176,342
Year ended December 31, 2011 and as of December 31, 2011 :
Sales to unaffiliated customers **	$21,528	$43,720	$424,950	$15,470	$505,668
Long-lived assets ***	$92,547	$41,010	$43,133	$2,291	$178,981
Year ended December 31, 2010 and as of December 31, 2010:
Sales to unaffiliated customers **	$19,589	$44,169	$305,858	$22,919	$392,535
Long-lived assets ***	$99,353	$45,718	$45,334	$3,247	$193,652

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer’s location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.

b.	For the year ended March 31, 2013, the Company had net sales to three different customers of 20.8%, 14.0% and 12.2% of consolidated net sales. For the three months ended March 31, 2012, the Company had net sales to three different customers of 24.1%, 12.7% and 11.9% of consolidated net sales. For the year ended December 31, 2011, the Company had net sales to three different customers of 18.9%, 12.4% and 11.8% of consolidated net sales. For the year ended December 31, 2010, the Company had net sales to three different customers of 15.9%, 11.0% and 10.5% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total sales for the year ended March 31, 2013, the three months ended March 31, 2012, and the years ended December 31, 2011 and 2010:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
Category	2013	2012	2011	2010
	%
Dermatological and topical	77	70	67	60
Neuropsychiatric	9	10	13	14
Cardiovascular	6	9	9	14
Anti-inflammatory	4	4	5	5
Other	4	7	6	7

Total	100	100	100	100

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 20: — DISCONTINUED OPERATIONS

a.	During 2010, the Company’s management decided to sell its Irish facility. The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated Statements of Operations.

b.	The following is the detail of discontinued operations:

	Year ended March 31,	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010
Sales, net	$—	$(9)	$(54)	$(931)
Cost of sales	1,170	72	1,070	5,895

Gross loss	1,170	63	1,016	4,964
Operating expenses:
Research and development, net	10	—	88	267
Selling, marketing, general and administrative	216	34	295	921

Operating loss	1,396	97	1,399	6,152
Financial expenses (income), net	213	(103)	(144)	(3,139)
Other income, net	(415)	(60)	(38)	(44)

Loss (income) before income taxes	1,194	(66)	1,217	2,969
Tax expense	—	—	—	—

Net loss (income) from discontinued operations	$1,194	$(66)	$1,217	$2,969

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

During 2013 and 2012, Taro entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these transactions material or unusual and believes that terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli legal requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary pursuant to Israeli legal requirements and therefore did not require shareholder approval.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 22: — SUBSEQUENT EVENTS

a.	Stock options:

Between April 1, 2013 and June 14, 2013, no stock options were granted to the Company’s directors or employees, however, 5,564 stock options were exercised at prices ranging from $43.53 to $60.38.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1