Form 20-F
period 2014-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2014-07-03
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive offices)

Michael Kalb

Interim Chief Financial Officer

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

3 Skyline Drive

Hawthorne, NY 10532

Tel: 914-345-9000

Fax: 914-345-6169

Email: Michael.Kalb@taro.com

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.0001 nominal (par) value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

42,832,273 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share were issued and outstanding as of March 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

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

☑ Large Accelerated Filer	☐ Accelerated Filer	☐ Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☑  No

INTRODUCTION

We, among other business activities, develop, manufacture and market prescription (“Rx”) and over-the-counter (“OTC”) pharmaceutical products, primarily in the United States (the “U.S.”), Canada and Israel. We also develop and manufacture active pharmaceutical ingredients (“APIs”), primarily for use in our finished dosage form products. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the United States. As of March 22, 2012, our ordinary shares are traded on the New York Stock Exchange (the “NYSE”), under the symbol “TARO.”

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2014 (the “2014 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2014 Annual Report is being filed in respect of the fiscal year ended March 31, 2014, and contains the audited consolidated financial statements for the year then ended. To disclose information as of the latest practicable date and to provide material information to shareholders, this 2014 Annual Report discloses events and other information occurring after the fiscal year ended March 31, 2014.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2014 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D—Key Information: Risk Factors” and elsewhere in this Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2014 Annual Report are reported in United States dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Totals presented in this 2014 Annual Report may not total correctly due to rounding of numbers.

All references in this 2014 Annual Report to “dollars,” or “$,” are to United States dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The published (1) representative exchange rate between the NIS and the dollar for March 31, 2014 was NIS 3.49 per $1.00. The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2014 was $1.11 Canadian dollar per $1.00. No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)	As published by The Bank of Israel.
(2)	As published by The Bank of Canada.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011 and as of March 31, 2014 and March 31, 2013, from our audited consolidated financial statements set forth elsewhere in this 2014 Annual Report that have been prepared in accordance with U.S. GAAP. We have derived the consolidated selected financial data for each of the years ended December 31, 2010 and 2009 and as of March 31, 2012, December 31, 2011, 2010, and 2009 from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2014 Annual Report. In 2012, we changed our fiscal year end from December 31 to March 31.

	Year Ended March 31,		Three months Ended March 31,		Year Ended December 31,
	2014	2013	2012		2011	2010	2009
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$759,285	$670,954	$145,141		$505,668	$392,535	$355,936
Cost of sales	179,279	176,128	45,971		176,143	159,158	147,091

Gross profit	580,006	494,826	99,170		329,525	233,377	208,845

Operating expenses:
Research and development	55,430	46,508	9,847		30,867	36,393	33,303
Selling, marketing, general and administrative	91,733	86,438	23,101		93,918	107,902	100,344
Settlements and loss contingencies	2,590	33,300	—		—	—	—

Total operating expenses	149,753	166,246	32,948		124,785	144,295	133,647

Operating income	430,253	328,580	66,222		204,740	89,082	75,198
Financial (income) expenses, net	(12,285)	(3,931)	1,000		(3,697)	11,840	13,575
Other gain (loss), net	1,369	3,352	(94)		609	755	548

Income before income taxes	443,907	335,863	65,128		209,046	77,997	62,171
Tax expense (benefit)	82,729	67,799	17,791		24,551	10,477	(69,657)

Income from continuing operations	361,178	268,064	47,337		184,495	67,520	131,828
Net (loss) income from discontinued operations attributable to Taro	(319)	(1,194)	66		(1,217)	(2,969)	(15,077)

Net income	360,859	266,870	47,403		183,278	64,551	116,751
Net income attributable to non-controlling interest	472	664	151		598	473	2,728

Net income attributable to Taro	$360,387	$266,206	$47,252		$182,680	$64,078	$114,023

Net income from continuing operations attributable to Taro	$360,706	$267,400	$47,186		$183,897	$67,047	$129,100
Net (loss) income from discontinued operations attributable to Taro	(319)	(1,194)	66		(1,217)	(2,969)	(15,077)

Net income attributable to Taro	$360,387	$266,206	$47,252		$182,680	$64,078	$114,023

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$8.15	$5.99	$1.06		$4.14	$1.66	$3.29

Diluted	$8.15	$5.98	$1.06		$4.14	$1.60	$3.18

Net (loss) income per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.03)	$—	*	$(0.03)	$(0.07)	$(0.38)

Diluted	$(0.01)	$(0.03)	$—	*	$(0.03)	$(0.07)	$(0.37)

Net income per ordinary share attributable to Taro:
Basic	$8.14	$5.96	$1.06		$4.11	$1.59	$2.91

Diluted	$8.14	$5.95	$1.06		$4.11	$1.53	$2.81

Weighted-average number of ordinary shares used to compute net income per share:
Basic	44,276	44,678	44,476		44,406	40,272	39,232

Diluted	44,279	44,715	44,589		44,491	41,850	40,568

*	Amount is less than $0.01

	As of March 31,			As of December 31,
	2014	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Working capital	$797,967	$717,240	$454,762	$391,048	$165,851	$59,095
Property, plant and equipment, net	151,416	145,265	150,750	152,532	163,596	176,168
Total assets	1,284,376	1,106,636	856,424	795,845	556,442	575,889
Short-term debt, including current maturities of long-term debt	11,974	11,330	10,957	17,073	28,195	125,367
Long-term debt, net of current maturities	5,888	17,269	27,949	27,614	31,225	38,380
Shareholders’ equity	1,020,593	890,961	622,958	571,063	384,513	295,696

Dividends

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. Our dividend policy is set forth below in “Item 8.A – Consolidated Statements and Other Financial Information.”

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our business, operating results and financial condition may be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks facing us, we may experience a material adverse change in our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

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

The pharmaceutical industry in which we operate is intensely competitive. The competition which we encounter has an effect on our product prices, market share, revenue and profitability. Depending upon how we respond to this competition, it may have a material adverse effect on us. We compete with:

•	generic manufacturers of our brand-name drugs;

•	the original manufacturers of the brand-name equivalents of our generic products;

•	drug manufacturers (including brand-name companies that also manufacture generic drugs);

•	generic drug manufacturers; and

•	manufacturers of new drugs that may compete with our generic drugs and proprietary products.

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

•	developing patented controlled-release products or other product improvements;

•	developing and marketing branded products as Rx and OTC products;

•	pursuing pediatric exclusivity for brand-name products;

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

We are subject to extensive regulation by the United States, Canada, Israel and other jurisdictions. These jurisdictions regulate, among other things, the approval, testing, manufacture, labeling, marketing, sale, import and export of pharmaceutical products. For example, approval by the FDA is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the United States. In order to receive approval from the FDA for each new drug product we wish to market, we must demonstrate, through rigorous clinical trials, that the new drug product is safe and effective for its intended use and that our manufacturing process for that product candidate complies with current Good Manufacturing Practices (“cGMP”). We cannot provide an assurance that the FDA will, in a timely manner, or ever, approve our applications for new drug products. The FDA may require substantial additional clinical testing or find that our drug product does not satisfy the standards for approval. In addition, in order to obtain approval for our product candidates that are generic versions of brand-name drugs, we must demonstrate to the FDA through bioequivalence testing that each generic product candidate is therapeutically equivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator, or brand-name reference drug. In addition to bioequivalence testing, the generic product must also have the same dosage form, strength, route of administration, quality, performance characteristics and intended use as the innovator drug product. If the FDA determines that an ANDA for a generic drug product is not adequate to support approval, it could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product.

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our products are limited by statutes and regulations and, with respect to our generic drugs, by the claims approved by the FDA for the brand-name product. In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements. Further, as a manufacturer of pharmaceutical products distributed in the United States, we must also continue to comply with cGMPs, which include requirements related to production processes, quality control and assurance and recordkeeping. Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions. The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our U.S. subsidiary, our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, warning or untitled letters, consent decrees or civil or criminal penalties. Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

In addition, because we market a controlled substance in the United States and other controlled substances in Israel and Canada, we must meet the requirements of the Controlled Substances Act in the United States and its equivalents in Israel and Canada, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for registration, manufacturing controls, importation, distribution, exportation, receipt and handling procedures and security to prevent diversion of, or unauthorized access to, the controlled substances in each stage of the production and distribution process. The United States Drug Enforcement Administration (“DEA”) and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the Controlled Substances Act and its equivalents in Israel and Canada. Any failure to comply with these laws and regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of our DEA registration (or Israeli or Canadian equivalent), injunctions, or civil or criminal penalties.

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

Product approvals by the FDA and by comparable foreign regulatory authorities may be withdrawn if compliance with regulatory standards is not maintained or if problems relating to the products are experienced after initial approval. In addition, if we fail to comply with governmental regulations we may be subject to warning or untitled letters, fines, unanticipated compliance expenditures, interruptions of our production and/or sales, prohibition of importation, seizures and recalls of our products, criminal prosecution and debarment of us and our employees from the generic drug approval process.

Regulatory authorities may require New Drug Applications for products marketed under the Drug Efficacy Study Implementation Review and Compliance Policy.

Certain drug products are marketed without an approved new drug application (“NDA”) under the FDA’s Drug Efficacy Study Implementation (“DESI”) Review and Compliance Policy Guide Chapter 4, Subchapter 440. The FDA may at any time determine if that such product requires the submission of an NDA for the continued marketing of the product in the United States. The filing of an NDA may be expensive, time consuming and require more resources than those available to the Company to support the research for the NDA, thus requiring us to withdraw such DESI products or to cease marketing them.

Changes in regulatory environment may prevent us from utilizing the exclusivity periods that are important for the success of some of our generic products.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by commercial marketing of the product. However, the Medicare Act also contains forfeiture provisions which would deprive the first “Paragraph IV” filer (as defined below) of eligibility for such exclusivity if certain conditions are met. Accordingly, in situations where we are the first “Paragraph IV” filer, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification. The Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company that submits an ANDA with a Paragraph IV certification and that also lawfully maintains such certification. Such exclusivity prevents the approval for 180 days of a subsequently submitted ANDA containing a Paragraph IV certification. The Medicare Act modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing, provided there are no other issues preventing the FDA from granting final approval. Exclusivity rights for the first “Paragraph IV” filer may be forfeited pursuant to the Medicare Act under specified circumstances including, for example, if tentative approval is not timely obtained. Some of the changes made by the Medicare Act apply to ANDAs where the first certification was filed after the enactment of the Medicare Act; other earlier submitted ANDAs are generally governed by the previous version of the law.

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

The Acts impose on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements. In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2010-27, “Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (a consensus of the FASB Emerging Issues Task Force).” This standard addresses how fees mandated by the Acts should be recognized and classified in the income statements of pharmaceutical manufacturers. Under the proposal, the annual fee would be recognized as a liability for the total amount and a corresponding deferred cost over the calendar year and presented as an operating expense. This ASU is effective for calendar years beginning after December 31, 2010. The adoption of ASU 2010-27 did not impact our financial statements during fiscal year ended March 31, 2014 as there were nominal fees charged and we anticipate the fees to be nominal in fiscal year ended March 31, 2015.

Reimbursement policies of third-parties, cost containment measures and healthcare reform could adversely affect the demand for our products and limit our ability to sell our products.

Our ability to market our products depends, in part, on reimbursement levels for them and related treatment established by federal and state government healthcare programs, private health insurers and other third party payor organizations, including health maintenance organizations and managed care organizations. Reimbursement may not be available for some of our products and, even if granted, may not be maintained. Limits placed on reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products. In the event that governmental authorities enact additional legislation or adopt regulations which affect third-party coverage and reimbursement, demand for our products may be reduced with a consequent adverse effect, which may be material, on our sales and profitability.

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

The Acts are a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Among other things, the Acts contain provisions that will change payment levels for pharmaceuticals under Medicaid and increase pharmaceutical rebates under the Medicaid Drug Rebate Program. Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FULs”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs for which there are at least three equivalent versions on the market). When these provisions are implemented, the FUL will be calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market. In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and sales to wholesalers who sell to retail community pharmacies. The Centers for Medicare & Medicaid Services (“CMS”) has not yet begun to implement the new FUL provisions and has not issued final regulations to implement the new statutory definition of AMP. We do not know how the new methodology for calculating FULs will affect our pharmacy customers.

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

Effective January 1, 2010, the Acts also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for drugs approved under a NDA, and increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA. Also, the volume of rebated drugs has been expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, when CMS issues final implementing regulations, which are expected in 2014, an alternative higher rebate may be imposed on drugs that are line extensions of previously approved drugs. These measures have increased our cost of selling to the Medicaid market.

The full effects of the Acts on Medicaid payment and on our Medicaid rebates cannot be known until all of these provisions are implemented and CMS issues applicable final regulations or guidance, but may have an adverse impact on our results of operations.

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to the lawsuits.

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. The subjective decisions and complex methodologies used in calculating prices that are reportable under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes. A number of state attorneys general and others have filed lawsuits alleging that we and other pharmaceutical companies reported inflated AWP, leading to excessive payments by Medicare and/or Medicaid for prescription drugs. Additional actions are possible. These actions, if successful, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows. For additional information about our AWP related matters, please see “Item 8. Financial Information—Legal Proceedings.”

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

Risks Relating to Our Company and Our Operations

Sun Pharmaceutical Industries Ltd., and its affiliates, currently controls 79.2% of the voting power in our Company.

Our Chairman, Dilip Shanghvi and members of his immediate family (one of whom is a director of our board of directors) currently control, through their beneficial ownership of 68.9% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its affiliates (“Sun”), 79.2% of the voting power in our Company. Dilip Shanghvi, along with entities controlled by him and members of his family, control 63.7% of Sun Pharma. Sun would be able to control shareholder votes requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes. Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC. Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements. Taro U.S.A. accounted for 87% and 88% of the Company’s consolidated revenue for the years ended March 31, 2014 and 2013, respectively, and 84% of the Company’s consolidated revenue for the three months ended March 31, 2012 and the year ended December 31, 2011.

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

While the majority of our products are either synthesized by us or are derived from multiple source materials, some raw materials and certain products are currently obtained from single domestic or foreign suppliers. Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute raw materials or products. For most raw materials we do not have any long-term supply agreements and therefore we are subject to the risk that our suppliers of raw materials may not continue to supply to us on satisfactory terms or at all.

Furthermore, obtaining the regulatory approvals required for adding alternative suppliers of raw materials for finished products we manufacture may be a lengthy process. We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving regulatory approvals will not have a material adverse effect upon our business. However, we may not be successful in doing so, and consequently, we may be unable to sell some products pending approval of one or more alternate sources of raw materials. Any significant interruption in our supply stream could have a material adverse effect on our operations.

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

We are in the process of enhancing and further developing our global enterprise resource planning systems and associated business applications, which could result in business interruptions if we encounter difficulties.

We are enhancing and further developing our global enterprise resource planning (“ERP”) and other business critical information technology (“IT”) infrastructure systems and associated applications to provide more operating efficiencies and effective management of our business and financial operations. Such changes to ERP systems and related software, and other IT infrastructure carry risks such as cost overruns, project delays and business interruptions and delays. If we experience a material business interruption as a result of our ERP enhancements, it could have a material adverse effect on our business, financial position, and results of operations and/or cash flow.

Security breaches could compromise sensitive information belonging to us and could harm our business (including our intellectual property) and reputation.

The safeguarding of our information technology infrastructure is important to our business. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information, resulting in an adverse business impact. Adverse effects could include:

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

Risks Relating to Our Compliance with Sarbanes-Oxley

We have, in the past, and could in the future, fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Sarbanes-Oxley, and in particular with Section 404 thereof, have resulted in diversion of our management’s time and attention, and we expect these efforts to require the continued commitment of resources.

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley. We have eliminated all material weaknesses in internal controls that had been identified in prior years’ annual reports. As of March 31, 2014, we did not identify any material weaknesses in internal controls. Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

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

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).

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

Current and changing economic conditions may adversely affect our industry, business, partners and suppliers, financial position, results of operations and/or cash flow.

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Among other matters, the continued risk of a debt default by one or more European countries, related financial restructuring efforts in Europe, and/or evolving deficit and spending reduction programs instituted by the U.S. and other governments could negatively impact the global economy and/or the pharmaceutical industry. This has led, and/or could lead, to reduced consumer and customer spending and/or reduced or eliminated governmental or third party payor coverage or reimbursement in the foreseeable future, and this may include spending on health care, including but not limited to pharmaceutical products. While generic drugs present an alternative to higher-priced branded products, our sales could be negatively impacted if patients forego obtaining health care, patients and customers reduce spending or purchases, and/or if governments and/or third-party payors reduce or eliminate coverage or reimbursement amounts for pharmaceuticals and/or impose price or other controls adversely impacting the price or availability of pharmaceuticals. In addition, reduced consumer and customer spending, and/or reduced government and/or third party payor coverage or reimbursement, and/or new government controls, may drive us and our competitors to decrease prices and/or may reduce the ability of customers to pay and/or may result in reduced demand for our products. The occurrence of any of these risks could have a material adverse effect on our industry, business, financial position, results of operations and/or cash flow.

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

We are incorporated under Israeli law and a significant component of our manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel may directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity. Any armed conflicts, terrorist activities or political instability in the region, could adversely affect our operations. Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel. As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our Company, could result in the FDA withholding approval for new products we intend to produce at those facilities.

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

Many male Israeli citizens, including our employees, are subject to compulsory annual reserve military service until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our Israeli employees have been called up in connection with armed conflicts. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to obligatory military service requirement. Any disruption in our operations could harm our business.

We may be affected by fluctuations in the NIS relative to the U.S. Dollar.

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, are incurred in NIS. As a result, the cost of our operations in Israel, as measured in United States dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS. During the year-ended March 31, 2014, the value of the NIS increased 4.4% with respect to the United States dollar. Such an increase adversely affects our United States dollar-measured results of operations.

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

We have, in the past, received grants and substantial tax benefits under government of Israel programs, including the Approved Enterprise program and programs of the Office of the Chief Scientist of the Ministry of Economy, Trade and Labor of the State of Israel (“OCS”). In order to be eligible for these programs and benefits, we must meet specified conditions including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs could restrict our ability to manufacture particular products and transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes. In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs. If the government of Israel ends these programs and tax benefits while we are recipients, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make more difficult a merger or acquisition. This could prevent a change of control and depress the market price of our ordinary shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition. The Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder, generally require that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 35 days’ advance notice by each of the merger parties. Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company received shareholder approval. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of shareholders who do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Other potential means of acquiring a public Israeli company such as ours might involve additional obstacles. In addition, a body of case law has not yet developed with respect to the Israeli Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do United States tax laws. The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing or making more difficult a merger or acquisition. This could prevent a change of control of the Company and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. With respect to other share swap transactions, the tax deferral is limited in time, and when this time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to effect service of process and enforce judgments against our directors and officers.

We are incorporated in Israel. The majority of our executive officers and directors are non-residents of the United States and a substantial portion of our assets and the assets of such persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which such a claim should be brought. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the applicable U.S. law must be proved as a factual matter, which can be a time-consuming and costly process. Also, certain matters of procedure will be governed by Israeli law.

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

A substantial portion of our expenses, primarily labor, raw materials, occupancy, marketing and research and development expenses in Canada, are incurred in Canadian dollars. As a result, the cost of our operations in Canada, as measured in United States dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the United States dollar or that the timing of any devaluation will lag behind inflation in Canada. During the year-ended March 31, 2014, the value of the Canadian dollar decreased 8.8% with respect to the United States dollar. This decrease in the value of the Canadian dollar had the effect of increasing the United States dollar cost of our goods manufactured in Canada. If the United States dollar cost of our operations in Canada continues to decrease, our United States dollar-measured results of operations will continue to be negatively affected, however, if the value of the Canadian dollar increases in the future it may have a negative effect on our results of operations.

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

In 1961, we completed the initial public offering of our ordinary shares. In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd. (“TPIL”), which was founded in 1950. In 1981, we sold 37% of our interest in TPIL. In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company. In July 2001, we completed a stock split by distributing one ordinary share for each ordinary share then outstanding and one ordinary share for every ten founders’ shares then outstanding. In October 2001, we sold 3,950,000 of our ordinary shares, and shareholders sold 1,800,000 of our ordinary shares, in a public offering. In 2007, we sold 6,787,500 of our ordinary shares to Sun. In September 2010, the Levitt and Moros families and Sun Pharma reached an agreement to transfer their interest in Taro to Sun in accordance with an option agreement entered into by the parties in May 2007. Since March 22, 2012, our ordinary shares have been traded on the NYSE under the symbol “TARO.”

On December 23, 2013, we completed a modified “Dutch auction” tender offer through which we repurchased 1,959,514 ordinary shares at a price of $97.50 per share.

Our registered office is located at 14 Hakitor Street, Haifa Bay 2624761, Israel. Our telephone number at that address is +972-4-847-5700. Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. Our telephone number at that address is +1-914-345-9000.

Capital Expenditures

During the years ended March 31, 2014 and 2013, the three months ended March 31, 2012 and the year ended December 31, 2011, our capital expenditures were $21.2 million, $9.5 million, $1.6 million and $6.3 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;

•	expanding and upgrading our research and development laboratories in Israel and Canada; and

•	the upgrade of our information technology systems and general improvements to our facilities.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2014 Annual Report. Also see Item  4.D.—“Property, Plant and Equipment.”

B. BUSINESS OVERVIEW

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market Rx and OTC pharmaceutical products primarily in the United States, Canada and Israel. Our primary areas of focus include semi-solids formulations such as creams and ointments and other dosage forms such as liquids, capsules and tablets, mainly in the dermatological and topical, cardiovascular, neuropsychiatric and anti-inflammatory therapeutic categories. Nystatin/Triamcinolone accounted for 11.7% of our sales in fiscal year ended March 31, 2014.

We operate principally through three entities: Taro Pharmaceutical Industries Ltd. (“Taro Israel”), and two of its subsidiaries (including indirect), Taro Pharmaceuticals Inc. (“Taro Canada”) and Taro U.S.A. The principal activities and primary product lines of these subsidiaries may be summarized as follows:

Entity	Principal Activities	Primary Product Lines

Taro Israel

•      Manufactures more than 80 finished dosage form pharmaceutical products for sale in Israel and for export

•      Produces APIs used in the manufacture of finished dosage form pharmaceutical products

•      Markets and distributes both proprietary and generic products in the local Israeli market

•      Performs research and development

•      Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids

•      Cardiology and Neurology: Prescription oral dosage products

•      Oral analgesics, Rx and OTC

•      OTC oral and nasal sprays

Taro Canada

•      Manufactures more than 99 finished dosage form pharmaceutical products for sale in Canada and for export

•      Markets and distributes both proprietary and generic products in the Canadian market

•      Performs research and development

•      Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids

•      Cardiology, Oncology, Gastrointestinal and Neurology: Rx oral dosage products

•      Allergy (Antihistamine): OTC oral dosage products

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market	• Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids

• Performs research and development	• Cardiology and Neurology: Rx oral dosage products • Other Rx and OTC products

As of March 31, 2014, 27 of our products were being reviewed by the FDA, one of which was tentatively approved. During the fiscal year ended March 31, 2014, Taro filed 12 ANDAs with the FDA. In addition, there are several products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

Products

We currently market more than 200 pharmaceutical products in over 25 countries. The following table represents some of our key product groups and the major markets in which they are sold:

Generic Name	Dosage Form	Brand Name(1)	Therapeutic Category	Major Markets	Rx/OTC
Acetazolamide	tablets	Diamox®	Diuretic	U.S., Israel	Rx
Acetaminophen, Codeine and Caffeine	tablets, gelcaps	Rokacet®(2)	Analgesic	Israel	OTC
Adapalene	gel	Differin®	Dermatologics and topicals	U.S.	Rx
Alclometasone Dipropionate	cream, ointment	Aclovate®	Dermatologics and topicals	U.S.	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx
Augmented Betamethasone Dipropionate	lotion	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Betamethasone Valerate	cream, ointment, lotion	Celestoderm®	Dermatologics and topicals	Canada	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Anticonvulsant	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	OTC
Clobetasol Propionate	cream, ointment, gel, topical solution	Temovate®	Dermatologics and topicals	U.S., Canada	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals	U.S., Israel	Rx
Desonide	cream, ointment	Tridesilon®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Docusate Sodium	capsule	Colace®	Gastrointestinal	Canada	OTC
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate and Hydrochlorothiazide	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflammatory & Analgesic	U.S., Israel	Rx
Fluconazole	tablets	Diflucan®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Halobetasol Propionate	cream, ointment	Ultravate®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S., Canada	Rx
Hydrocortisone	cream, ointment	Cortizone 10®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Hydroquinone	cream	Lustra®(2)	Dermatologics and topicals	Canada	Rx
Imiquimod	cream	Aldara®	Dermatological and topical	U.S.	Rx
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Anticonvulsant	U.S.	Rx
Loratadine	solution, tablets	Claritin®	Allergy	U.S., Canada	OTC
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3, Monistat® 7, Micatin®	Dermatologics and topicals	U.S., Canada	OTC
Mometasone Furoate	cream, ointment, lotion	Elocon®	Dermatologics and topicals	U.S., Canada	Rx
Mupirocin	ointment	Bactroban®	Dermatologics and topicals	U.S., Canada	Rx
Nortriptyline	capsule	Pamelor®	Neuropsychiatric	U.S.	Rx
Nystatin	oral suspension, vaginal cream	Mycostatin®	Dermatologics and topicals	U.S., Israel, Canada	Rx
Nystatin/Triamcinolone	cream, ointment	Mycogen® II, Mycolog® II, Myconel®	Antifungal	U.S.	Rx
Ondansetron Hydrochloride	solution	Zofran®	Antinauseant	U.S.	Rx
Phenytoin Sodium	extended release capsules, suspension	Dilantin®	Anticonvulsant	U.S., Canada	Rx
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals	U.S., Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals	U.S.	OTC
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx

(1)	Presented in this column are the brand-names under which the products are most commonly prescribed in the United States. Except as noted below, we do not own any of the specific names. In some cases, we manufacture and sell the generic equivalent of the product sold by the third-party owner of such name. For example, we sell our product warfarin sodium tablets under that name in the United States. Warfarin sodium is the generic equivalent of Coumadin, a product sold under that name in the United States by the third-party owner of the United States rights to that name and by us in Israel, where we own the right to use that name.
(2)	Taro brands.

Topical corticosteroids are used in the treatment of some dermatologic conditions (including psoriasis, eczema and various types of skin rashes). Topical antineoplastics are used in the treatment of cancer (including skin cancer). Antifungals are used in the treatment of some infections (including athlete’s foot, ringworm and vaginal yeast infections). Anticonvulsants are used in the treatment of various seizure disorders (including epilepsy). Cardiovascular products are used in the treatment of heart disease. There are several categories of cardiovascular drugs, including anticoagulants, antihypertensive and antiarrhythmic. Anticoagulants, commonly known as blood thinners, are used in the treatment of heart disease and stroke associated with heart disease.

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

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,				Three months ended		Year ended
	2014		2013		March 31, 2012		December 31, 2011
	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales	Sales (in thousands)	% of total sales
U.S.A.	$669,481	88%	$587,851	88%	$122,472	84%	$424,950	84%
Canada	56,718	7%	52,452	8%	13,167	9%	43,720	9%
Israel	22,917	4%	19,929	3%	5,472	4%	21,528	4%
Other	10,169	1%	10,722	1%	4,030	3%	15,470	3%

Total	$759,285	100%	$670,954	100%	$145,141	100%	$505,668	100%

In fiscal year ended March 31, 2014, revenue in the United States accounted for 88% of total consolidated net sales. In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers. During fiscal year ended March 31, 2014, we sold to approximately 70 customers in the United States. The following table represents sales to our three largest customers as a percent of consolidated sales:

	Year ended March 31,		Three months ended	Year ended
Customer	2014	2013	March 31, 2012	December 31, 2011
Customer A	20.4%	20.8%	24.1%	18.9%
Customer B	17.3%	14.0%	12.7%	12.4%
Customer C	13.4%	12.2%	11.9%	11.8%

The following table sets forth the percentage of consolidated net sales by each type of customer in the U.S.A. in fiscal year ended March 31, 2014:

Customer Type	Percentage of Consolidated Sales
Drug wholesalers and store chains	60%
Mass merchandisers, food and retail chains	12%
Managed care organizations	6%
Generic drug distributors	4%
Other	1%

In fiscal year ended March 31, 2014, sales in Canada accounted for 7% of our total consolidated net sales and Tara Canada had approximately 60 customers.

The PMPRB monitors and controls prices of patented drug products marketed in Canada by persons holding, or licensed under, one or more patents. The existence of one or more patents relating to a drug product triggers a governmental price control regime that significantly affects the Canadian pharmaceutical industry’s ability to set pricing. Furthermore, in each province of Canada there is a drug benefit formulary. A formulary lists the drugs for which a provincial government will reimburse qualifying persons and the prices at which the government will reimburse such persons. Provincial governments generally will reimburse the lowest available price of the generic equivalents of any drug listed on the formulary list of a province. Consequently, provincial formulary regimes tend to encourage the sale of lower-priced versions of pharmaceutical products

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in fiscal year ended March 31, 2014:

Customer Type	Percentage of Consolidated Sales
Drug wholesalers	5%
Drug chains, independent pharmacies and others	2%

In fiscal year ended March 31, 2014, sales in Israel accounted for 4% of our total consolidated net sales. The marketing, sales and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups.

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

In fiscal year ended March 31, 2014, sales to other international markets accounted for approximately 1% of consolidated net sales.

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in fiscal year ended March 31, 2014:

Customer Type	Percentage of Consolidated Sales
Institutional	1%
Private	2%
Other international	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated. In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner. As a result, in each of the years ended March 31, 2014 and 2013 and December 31, 2011, backorders represented less than 5% of our consolidated net sales.

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

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb Company, GlaxoSmithKline Inc., Merck & Co., Inc., Novartis AG, Pfizer Inc., Valeant Pharmaceuticals International, Inc. and Galderma Laboratories, LP., as well as with generic companies such as Teva Pharmaceuticals U.S.A., Mylan Inc., Perrigo Company PLC, Glenmark Generics, Inc., USA. and Sandoz Pharmaceuticals (the generics subsidiary of Novartis). Many of these companies have more resources, market and name recognition and better access to customers than we have. Therefore, there can be no assurance that we can compete successfully with them.

A significant portion of our sales are made to a relatively small number of wholesalers, retail drug chains, food chains and mass merchandisers, which continue to undergo significant consolidation. We face increasing product pricing pressures as a result of this consolidation as well as the emergence of large buying groups who are able to negotiate price discounts on our products.

In Canada, our competition includes Merck Canada Inc., Pfizer Canada Inc., Janssen Inc., Novartis Pharmaceuticals Canada Inc., GlaxoSmithKline Inc., Valeant Canada, AstraZeneca Canada, Johnson & Johnson Inc., Bayer Inc. and Bristol-Myers Squibb Canada. We also compete with other manufacturers of generic products, such as Apotex Inc., Teva Canada Limited, Mylan Pharmaceuticals ULC, Sandoz Canada Incorporated and Pharmascience Inc.

Depending on the product, pricing in Canada is established by competitive factors or by Canadian provincial formulary price lists published by the Canadian provinces.

In Israel, we compete with Teva Pharmaceutical Industries Ltd., Perrigo Israel Pharmaceuticals Ltd., Dexcel Pharma Israel, and Rafa Laboratories Ltd., among others. In addition, many leading multinational companies, including Bayer AG, Eli Lilly and Company, Merck & Co., Inc. and Pfizer Inc., market their products in Israel.

In Israel, the government establishes the prices for pharmaceutical products as part of a formal review process. There are no restrictions on the import of pharmaceuticals provided that they comply with registration requirements of the Israeli Ministry of Health.

Manufacturing and Raw Materials

We currently manufacture finished pharmaceutical products at our government approved facilities in Canada and Israel and APIs at our facilities in Israel. We have expanded our research and development in Canada and Israel.

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

We synthesize the APIs used in some of our key products, including our warfarin sodium tablets, carbamazepine products, etodolac tablets, terbinafine cream, lamotrigine tablets, clorazepate dipotassium tablets, cetirizine oral solution and desoximetasone spray. We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

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

In the United States, the Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. In Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed. Furthermore, each country requires successful inspections or approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical components, including, but not limited to, raw materials and finished products. As a result, we have had periodic inspections of our facilities and records.

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

In the United States, any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a new drug which generally requires FDA approval. Approval is obtained, either by the submission of an ANDA or an NDA. If the new drug is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA is required. Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA approval to market requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

We generally receive approval for generic products by submitting an ANDA to the FDA. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it may require bioavailability and/or bioequivalence studies. Bioavailability is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. Bioequivalence compares the bioavailability of one drug product with another and, when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body or on the skin are substantially equivalent to the previously approved brand-name reference drug. An ANDA may be submitted for a drug on the basis that it is bioequivalent to a previously approved drug (also known as the reference listed drug), contains the same active ingredient, has the same route of administration, dosage form, and strength as the listed drug, and otherwise complies with legal and regulatory requirements. ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product is therapeutically equivalent or bioequivalent to the brand-name reference drug. Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference drug. In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic formula falls within an acceptable range of the therapeutic effects achieved by the brand-name reference drug. Generic Drug User pursuant to the Generic Drug User Fees Amendments of 2012 must be paid to FDA upon submission of each ANDA and many ANDA supplements, Drug Master Files as well as for many manufacturing facilities.

Products resulting from our proprietary drug program may require us to submit an NDA to the FDA. An NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The clinical studies required prior to the NDA submission are both costly and time consuming, and often take five to seven years or longer, depending, among other factors, on the nature of the chemical ingredients involved and the indication for which the approval is sought. The cost of preparing and submitting an NDA is also substantial. The submission of most NDAs is additionally subject to a substantial application user fee and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees pursuant to the Prescription Drug User Fee Act. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. For biologics, priority review is further limited only for drugs intended to treat a serious or life-threatening disease relative to the currently approved products. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP. The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products. During the review of an NDA or ANDA, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with cGMP is satisfactory. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies; and (v) pursuing a consent decree or court action that limits company operations or imposes monetary fines.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

As a condition of ANDA or NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

In addition, because we market a controlled substance in the United States and other controlled substances in Israel, we must meet the requirements of the Controlled Substances Act and its equivalent in Israel, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for registration, manufacturing controls, receipt and handling procedures and security to prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production and distribution process. The DEA inspects manufacturers, distributors, importers, and exporters to review compliance with the Controlled Substances Act and DEA regulations including security, record keeping and reporting prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled by the registrant. Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, import, or export of all controlled substances. Manufacturers and distributors must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. All DEA registrants must report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV and V. For all other drugs in Schedule III, IV and V, importers and exporters must submit an import or export declaration. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

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

Several types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce; or in return for; purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Acts that were enacted in March 2010 amended the intent element of the federal anti-kickback statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and/or exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. In recent years, numerous pharmaceutical companies have been sued under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Additionally, the Acts amended the federal anti-kickback statute such that a violation of that statute can also serve as a basis for liability under the federal false claims law. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, several states prohibit various marketing-related activities by prescription drug manufacturers, and certain states require drug manufacturers to report expenses relating to the marketing and promotion of drug products and to report gifts and payments to healthcare practitioners and institutions in these states. Moreover, California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

It is expected that the Acts that were enacted in March 2010 will have an impact on all segments of the health care industry. Pharmaceutical and medical device manufacturers may see an increase in revenues by virtue of an additional estimated 30 million Americans who will have access to health insurance beginning in 2014; however, the legislation imposes on manufacturers a variety of additional rebates, discounts and fees that would curtail that increase in revenues. For example, Medicare Part D beneficiaries within the coverage gap receive a 52.5% point-of-sale discount (in 2014) off of negotiated prices for brand drugs (approved via an NDA or Biologics License Application), of which all but 2.5% is subsidized by manufacturer rebates. As another example, the Acts increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a NDA, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an ANDA. Also, annual fees are imposed on each manufacturer and importer of branded prescription drugs or biologics, based on the ratio of its sales reimbursed or purchased by government agencies to such sales made by all drug manufacturers during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The legislation also imposes reporting and regulatory requirements that could increase a company’s regulatory liability. For example, the “sunshine” provisions impose reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and on drug sample distributions. The Company’s obligation to begin the data capture requirement began in August 2013 and the initial disclosure was due in March 2014. The reported data is expected to be posted in searchable form on a public website beginning in September 2014.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2014:

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

Sun beneficially owns 79.2% of the voting power of the Company.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2014:

Location	Square Footage	Main Use	Own/Lease
Haifa Bay, Israel 1	890,000	Pharmaceutical manufacturing, production laboratories, offices, warehousing, chemical production (including tank farm and chemical finishing plant), and research	Long-term Lease Own Lease Use permit
Brampton, Canada	156,000	Pharmaceutical manufacturing, production laboratories, laboratories, administration, distribution and warehousing	Own
Brampton, Canada	75,400	Administration and warehousing	Lease
Brampton, Canada	13,936	Warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland 2	124,000	Pharmaceutical manufacturing, research laboratories and warehousing	Own

1.	The majority of the land is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”), which has not yet provided approval for the change of control of the Company.
2.	The Irish facility is a discontinued operation and is held for sale.

From January 1, 2011 through March 31, 2014, we invested $38.6 million in property, plant and equipment (“PP&E”). Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of 890,000 square feet. We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2058. We have the option to renew each lease for an additional 49 years. On February 10, 2014, we entered into a purchase agreement to purchase approximately 10,000 square feet of adjacent space in Haifa Bay. We had previously been leasing the property under a lease agreement commenced on September 30, 1994. For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2014 Annual Report.

In February 2002, Taro Canada purchased 74,000 square feet of space that it had leased since March 1997, adjacent to the 68,000 square foot main manufacturing facility which it has owned since 1992 in Brampton, Canada. In 2003, Taro Canada added a 14,000 square foot addition to the main manufacturing facility. In September 2000, Taro Canada leased an additional 75,400 square feet of office and warehouse space, adjacent to the other two facilities, which lease term continues to 2015. In December 2013, Taro Canada leased an additional 13,936 square feet of warehouse space opposite the two other facilities, which lease has an initial term of three years, with an option to extend for an additional five year term.

In August 2002, Taro U.S.A. purchased a 32% interest in a 124,000 square foot building in Hawthorne, New York, for $4.4 million. In February 2005, Taro U.S.A. exercised its option to purchase the remaining 68% interest in this building. As of March 31, 2014, a subsidiary of Taro U.S.A. had a mortgage on this property of $6.7 million.

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

All new equipment must undergo DQ, IQ, OQ and PQ in order to test and verify, according to written protocols, that all aspects of the equipment meet pre-determined specifications. IQ is defined as the documented evidence that the equipment has been installed according to the approved drawings and specifications. OQ is the documented evidence that all aspects of the equipment and the facility operate as intended within pre-determined ranges, according to the operational specifications. PQ is defined as the documented evidence that all aspects of the facility, utility or equipment that can affect product quality perform as intended in the pre-determined acceptance criteria.

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

This phase, which is necessary to bring the asset to the condition required for its intended use, is handled by a multi-functional team of engineers and technologists. The direct costs are the direct labor and the material consumed during this stage of installation and validation such as bottles, ampoules and raw materials. Incremental costs, which have arisen in direct response to the additional activity, include the expenses directly attributable to any employee’s time fully dedicated to the project in question. After the equipment has passed all DQ, IQ, OQ and PQ tests, it is then tested for its ability to actually manufacture the specific products that are intended to be produced on the equipment. Three consecutive successful validation batches must be produced. This process is performed jointly by the technology and the manufacturing departments. In addition, the cleaning of the equipment must be validated to assure that there is no carry-over residue to the next product to be manufactured using the equipment. Only after the validation batches that are manufactured using the new equipment pass quality control and quality assurance tests can they be released for sale, completing the validation process. No further costs are capitalized. This process is performed for all products.

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

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012 and the year ended December 31, 2011, which are included elsewhere in this 2014 Annual Report.

OVERVIEW

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market Rx and OTC pharmaceutical products, primarily in the United States, Canada and Israel. We also develop and manufacture APIs primarily for use in our finished dosage form products. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Canada and Taro U.S.A.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,				Three months ended March 31,		Year ended December 31,
	2014		2013		2012		2011
	Sales (in thousands)	% of our total sales	Sales (in thousands)	% of our total sales	Sales (in thousands)	% of our total sales	Sales (in thousands)	% of our total sales
U.S.A.	$669,481	88%	$587,851	88%	$122,472	84%	$424,950	84%
Canada	56,718	7%	52,452	8%	13,167	9%	43,720	9%
Israel	22,917	4%	19,929	3%	5,472	4%	21,528	4%
Other	10,169	1%	10,722	1%	4,030	3%	15,470	3%

Total	$759,285	100%	$670,954	100%	$145,141	100%	$505,668	100%

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States. Three customers in the United States accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,				Three months ended March 31,		Year ended December 31,
	2014		2013		2012		2011
Customer	Sales (in millions)	Percent	Sales (in millions)	Percent	Sales (in millions)	Percent	Sales (in millions)	Percent
Customer A	$154.8	20.4%	$139.3	20.8%	$35.0	24.1%	$95.7	18.9%
Customer B	$131.6	17.3%	$94.0	14.0%	$18.4	12.7%	$62.8	12.4%
Customer C	$102.1	13.4%	$82.0	12.2%	$17.3	11.9%	$59.8	11.8%

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

Percentage of net sales of certain products on a consolidated basis greater than 10% of our total consolidated sales:

	Year ended March 31,	Year ended March 31,	Three months ended March 31,	Year ended December 31,
Product	2014	2013	2012	2011
Nystatin/Triamcinolone	11.7%	14.1%	*	*

*	Less than 10%

Our sales of this and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenue of this product line as well as other product lines may increase or decrease in the future.

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

Another industry practice causes us to provide our customers with limited rights to return products, receive rebates, assert chargebacks and take other deductions with respect to sales that we make to them. See Item 5.A—“Critical Accounting Policies—Allowance for Sales Deductions and Product Returns.” The exercise of these rights by customers to whom we have granted them has an impact, which may be substantial, upon our working capital.

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

We generally recognize revenue from product sales when title and risk of loss have transferred to our customers and when the criteria in FASB Accounting Standards Codification, (“ASC”) Subtopic 605-15, “Revenue Recognition—Products” have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) our price to our customers is fixed or determinable; (iv) collectibility is reasonably assured; and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. We ship products to our customers only in response to, and to the extent of, the orders that customers submit to us. Depending on the terms of our customer arrangements, revenue is generally recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011:

	For the year ended March 31, 2014 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(22,792)	$(310,355)	$286,228	$(46,919)
Rebates and Other	(94,411)	(311,405)	269,367	(136,449)

Total	$(117,203)	$(621,760)	$555,595	$(183,368)

Current Liabilities
Returns	$(49,701)	$(47,209)	$32,766	$(64,144)
Other (1)	(27,697)	(63,780)	48,291	(43,186)

Total	$(77,398)	$(110,989)	$81,057	$(107,330)

	For the year ended March 31, 2013 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,789)	$(263,330)	$261,327	$(22,792)
Rebates and Other	(69,435)	(192,115)	167,139	(94,411)

Total	$(90,224)	$(455,445)	$428,466	$(117,203)

Current Liabilities
Returns	$(33,426)	$(37,977)	$21,702	$(49,701)
Other (1)	(33,837)	(43,184)	49,324	(27,697)

Total	$(67,263)	$(81,161)	$71,026	$(77,398)

	For the three months ended March 31, 2012 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,145)	$(51,711)	$51,067	$(20,789)
Rebates and Other	(65,940)	(50,349)	46,854	(69,435)

Total	$(86,085)	$(102,060)	$97,921	$(90,224)

Current Liabilities
Returns	$(30,722)	$(6,292)	$3,588	$(33,426)
Other (1)	(32,606)	(11,215)	9,984	(33,837)

Total	$(63,328)	$(17,507)	$13,572	$(67,263)

	For the year ended December 31, 2011 (in thousands)
	Beginning Balance	Provision recorded for current period sales	Credits processed	Ending balance
Accounts Receivable Reserves
Chargebacks	$(26,559)	$(224,112)	$230,526	$(20,145)
Rebates and Other	(41,567)	(150,799)	126,426	(65,940)

Total	$(68,126)	$(374,911)	$356,952	$(86,085)

Current Liabilities
Returns	$(21,962)	$(23,242)	$14,482	$(30,722)
Others (1)	(13,099)	(51,462)	31,955	(32,606)

Total	$(35,061)	$(74,704)	$46,437	$(63,328)

(1)	Includes indirect rebates and others.

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

For the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, we recorded $0, $1.0 million, $0 and $0.8 million impairment charge, respectively, in discontinued operations, related to the fixed assets of our Irish facility. We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two-step procedure. First, we compare the market value of our equity to the carrying value of our equity. If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations. An impairment is recorded for the difference between the implied fair value and carrying value of goodwill. The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities. We have not recorded any impairments of goodwill for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011.

Income Taxes. We determine deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of March 31, 2014, March 31, 2013 and December 31, 2011, Management determined that it was more likely than not that we will not benefit from the deferred tax assets in the Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

Discontinued Operations. Under ASC Subtopic 205-20, “Presentation of Financial Statements—Discontinued Operations,” when a component of an entity has been disposed of or classified as held for sale, the results of its operations, including the gain or loss on the disclosed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The guidance amends the definition of discontinued operations to limit the disposals that may be reported as discontinued operations. To be reported as discontinued operations, a disposal must be a result of a change in an entity’s strategy and have a major effect on the entity’s operations and financial results. The amendments also expand the disclosures required for discontinued operations to include additional information about the assets, liabilities, revenues, expenses, and cash flows of the discontinued operation. If a disposal does not qualify as discontinued operations under the amended guidance, the entity must disclose the disposal’s pretax profit or loss. The amendments in this update will be effective prospectively for annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).” The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers. Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance. The amendments in this update will be effective prospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the effects, if any, adopting this guidance will have on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11 “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (A Consensus of the FASB Emerging Issues Task Force.” The amended guidance clarifies when the unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss and when the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with the deferred tax asset. The guidance is effective for fiscal years, and interim periods, beginning after December 15, 2013. The adoption of this guidance is not expected to have a material effect on our results of operations, financial position or cash flows.

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

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended March 31,			For the three months ended March 31,
	2014	2013	2012	2012	2011
			Unaudited		Unaudited
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	23.6%	26.3%	32.7%	31.7%	41.4%

Gross profit	76.4%	73.7%	67.3%	68.3%	58.6%

Operating expenses:
Research and development	7.3%	6.9%	6.2%	6.8%	6.7%
Selling, marketing, general and administrative	12.1%	12.9%	17.4%	15.9%	20.9%
Settlements and loss contingencies	0.3%	4.9%	0.0%	0.0%	0.0%

Total operating expenses	19.7%	24.7%	23.6%	22.7%	27.6%

Operating income	56.7%	49.0%	43.7%	45.6%	31.0%
Financial (income) expense, net	(1.6%)	(0.6%)	(0.7%)	0.6%	1.1%
Other gain (loss), net	0.2%	0.5%	*	(0.1%)	0.2%
Income before income taxes	58.5%	50.1%	44.5%	44.9%	30.1%
Tax expense	10.9%	10.1%	6.6%	12.3%	5.9%

Income from continuing operations	47.6%	40.0%	37.9%	32.6%	24.2%
Net (loss) income from discontinued operations attributable to Taro	*	(0.2%)	(0.2%)	*	(0.1%)

Net income	47.5%	39.8%	37.7%	32.7%	24.1%
Net income attributable to non-controlling interest	0.1%	0.1%	0.1%	0.1%	0.3%

Net income attributable to Taro	47.5%	39.7%	37.6%	32.6%	23.8%

*	Less than 0.05%

YEAR ENDED MARCH 31, 2014 COMPARED WITH YEAR ENDED MARCH 31, 2013

Sales. For the year ended March 31, 2014, sales increased $88.3 million, or 13.2%, compared to the same period in 2013. Sales in the United States during the year ended March 31, 2014 increased $81.6 million, or 13.9%, compared to the same period in 2013, primarily due to price adjustments and increased market share of select products. Certain of the price adjustments were due to exclusivity or limited market availability of the respective products in the market. These pricing actions existed given these products were, and continue to be, high quality and cost effective to patients compared to a number of alternative treatment options available in the market. In general, as competition on any specific product increases, our pricing may not be sustainable and sales volumes may decline. Approximately $88.9 million relates to price adjustments on eight Rx generic products, which represented 11.7% of consolidated net sales for the year ended March 31, 2014 and 28.9% in 2013.

Nystatin/Triamcinolone (“N/T”), represents approximately 11.7% of consolidated net sales in 2014 and 14.1% in 2013. No other product represents more than 10.0% of consolidated net sales. Approximately $18.6 million of the increase is attributable to the launch of Topicort® spray, which the Company promotes by marketing directly to physicians. Offsetting sales, is increased competition causing price erosion across the portfolio. The Company actively manages its product portfolio to assess pricing relative to market dynamics. Sales in Israel and other international markets increased $3.0 million, or 15.0%, primarily related to increased volumes. Sales in Canada increased $4.3 million, or 8.1%, compared to the year ended March 31, 2013, primarily related to increased volume.

Cost of Sales. Cost of sales, as a percentage of net sales, decreased to 23.6% in the year ended March 31, 2014, compared to 26.3% in the same period in 2013. This decrease is primarily related to the price adjustments noted above, which had no impact on costs.

Gross Profit. The Company’s gross profit was $580.0 million, or 76.4% of net sales, in the year ended March 31, 2014, while gross profit was $494.8 million, or 73.7% of sales, in the same period in 2013. The increase in 2014 was primarily the result of price adjustments on select products, as noted above.

Research and Development. Research and development (“R&D”) expenses increased $8.9 million, or 19.2%, in the year ended March 31, 2014 compared to the same period in the previous year. The increase in R&D expenses was primarily the result of an increase in clinical studies related to development of generic products.

Selling, Marketing, General and Administrative. In the year ended March 31, 2014, selling, marketing, general and administrative (“SMG&A”) expenses increased $5.3 million primarily as a result of increased Advertising & Promotion. As a percentage of net sales, SMG&A decreased to 12.1% from 12.9% in 2013.

Settlements and Loss Contingencies. Settlements and loss contingencies were $2.6 million in the year ended March 31, 2014, which primarily related to certain price reporting litigations.

Operating Income. In the year ended March 31, 2014, the Company had operating income of $430.3 million compared to $328.6 million in the same period in 2013, an increase of $101.7 million. This increase is primarily attributed to the increase in gross profit and a decrease in settlements and loss contingencies. Operating income, as a percentage of sales, increased to 56.7% in the year ended March 31, 2014 from 49.0% in the same period in 2013.

Financial Expenses. Financial expenses result from interest expense and income and the impact of foreign currency exchange rate fluctuations. Net financial income was $12.3 million in the year ended March 31, 2014, compared to income of $3.9 million for the year ended March 31, 2013, a change of $8.4 million, or 212.5%. The change in financial (income) expense from 2013 to 2014 reflects the favorable impact of the change in foreign currency exchange rates related to the intercompany balances in Canada combined with greater income from interest on our deposits.

Taxes. Tax expense in the year ended March 31, 2014 was $82.7 million, compared to $67.8 million in the same period in 2013, an increase of $14.9 million. The increase relates to the increase in operating results. As of March 31, 2014, on an unconsolidated basis, we have available carryforward tax losses of $10.1 million in the United Kingdom and $82.5 million in Ireland.

Net Income attributable to Taro. Our net income increased $94.2 million from net income of $266.2 million in the year ended March 31, 2013 to net income of $360.4 million in the same period in 2014, by reason of the factors noted above.

YEAR ENDED MARCH 31, 2013 COMPARED WITH YEAR ENDED MARCH 31, 2012

Sales. For the year ended March 31, 2013, sales increased $127.9 million, or 23.5%, compared to the same period in 2012. Sales in the United States during the year ended March 31, 2013 increased $127.4 million, or 27.7%, compared to the same period in 2012, primarily due to price adjustments and increased market share of select products. Certain of the price adjustments were due to exclusivity or limited market availability of the respective products in the market. These pricing actions existed given these products were, and continue to be, high quality and cost effective to patients compared to a number of alternative treatment options available in the market. In general, as competition on any specific product increases, our pricing may not be sustainable and sales volumes may decline. Approximately $106.9 million relates to price adjustments on six Rx generic products, which represented 28.9% of consolidated net sales for the year ended March 31, 2013 and 16.0% in 2012, including Nystatin/Triamcinolone (“N/T”), which represents approximately 14.1% of consolidated net sales in 2013 and 5.7% in 2012. We were the exclusive supplier to the market of N/T during the year ended March 31, 2013. Subsequent to year end, analysis of market data indicates that competition has re-entered the market resulting in a decline in our sales of N/T. No other product represents more than 10.0% of consolidated net sales. Approximately $17.1 million of the increase is attributable to increased sales of Calcitrene®/calcipotriene ointment, which the Company promotes by marketing directly to physicians. The Company actively manages its product portfolio to assess pricing relative to market dynamics. Sales in Israel and other international markets decreased $5.5 million, or 15.3%, primarily related to decreased volumes. Sales in Canada increased $6.0 million, or 12.8%, compared to the year ended March 31, 2012, primarily related to increased volume.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the period indicated:

	Rate of Inflation		Rate of (Appreciation) Devaluation Against U.S. Dollar				Rate of Exchange of U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)		Canada (2)		Israel (1)	Canada (2)
12/31/2009	3.91%	1.32%	(0.71%	)	(14.54%	)	3.78	1.05
12/31/2010	2.66%	2.35%	(5.99%	)	(4.97%	)	3.55	0.99
12/31/2011	2.17%	2.30%	7.66%		2.25%		3.82	1.02
3/31/2012	0.38%	1.25%	(2.77%	)	(1.76%	)	3.72	1.00
3/31/2013	1.27%	0.99%	(1.80%	)	1.65%		3.65	1.02
3/31/2014	1.29%	1.55%	(4.41%	)	8.84%		3.49	1.11

(1)	Bank of Israel.
(2)	Bank of Canada.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term deposits, restricted short-term deposits and marketable securities, increased $71.9 million to $632.4 million, at March 31, 2014, principally due to income from operations. Total Shareholders’ equity increased from $891.0 million at March 31, 2013 to $1,020.6 million at March 31, 2014, principally due to net income of $360.9 million, offset by changes in foreign translation currency adjustments of $39.6 million and an increase in treasury stock of $193.0 million. In December 2013, we completed a modified “Dutch auction” tender offer whereby we repurchased an aggregate of 1,959,514 ordinary shares at the final purchase price of $97.50 per share, for an aggregate purchase price of $193.0 million (including fees and expenses related to the tender offer).

Net cash provided by operating activities for the year ended March 31, 2014 was $357.6 million, compared to $248.7 million in the year ended March 31, 2013, an increase of $108.9 million. For the year ended March 31, 2014, the Company had net cash used in investing activities of $173.3 million compared to $243.9 million for the year ended March 31, 2013. For the year ended March 31, 2014, the Company had net cash used in financing activities of $203.5 million compared to $3.3 million for the year ended March 31, 2013.

The change in our liquidity for the year ended March 31, 2014 resulted from a number of factors, including:

•

Net cash provided by operating activities consists of increases in trade, other accounts payable, income tax payable and accrued expenses of $60.3 million, increase in long-term debt due to currency fluctuations and change in derivative instruments of $5.3 million and non-cash items of depreciation and amortization of $16.6 million. These items were offset by increases in trade receivables of $19.8 million, deferred income tax receivable and an increase in income taxes of $41.6 million, effect of exchange differences on intercompany balances of $11.7 million and an increase in inventory of $10.7 million.

•

Net cash used in investing activities consists of the investment in plant, property and equipment, which consumed $21.2 million, investment in short-term bank deposits of $120.6 million and long-term deposits and other assets of $34.0 million, offset by proceeds from restricted deposits of $7.2 million.

•	Net cash used in financing activities primarily consists of the purchase of treasury stock of $193.0 million and the repayment of long-term debt of $11.9 million.

Debt

As of March 31, 2014, we had total debt, including current maturities, of $17.9 million. (For more on our debt obligations, see Note 13 to the consolidated financial statements included in this 2014 Annual Report.)

During the fiscal year ended March 31, 2014, we did not incur any additional indebtedness, including increases in our borrowing capacity under any refinancings. We have been current with all our payment obligations due to our various lenders under their respective indentures and loan agreements.

As of March 31, 2014, we are in compliance with all our debt covenants.

As of March 31, 2014, our total long-term debt obligations (including current maturities) are as follows:

•	bonds of $11.1 million with various investors; and

•	a mortgage of $6.8 million.

Our currency denominations, interest rates and maturities regarding our long-term debt obligations, including current maturities (excluding mortgages), consist of the following:

	Amount	Linkage	Rate	Maturity
Bonds 11/2003 NIS	$10,695	Israel CPI(a)	5.80%	Nov. 2014
Bonds 11/2003 USD	422	Dollar	6.10%	Nov. 2014

Total	$11,117

(a)	We have a contract to hedge our exposure to CPI fluctuations in Israel.

On February 3, 2012, the Company paid $5.9 million, comprised of $5.8 million of principal and $0.1 million of interest, in order to retire a mortgage.

As of March 31, 2014, we have no lines of credit.

Liquidity

On March 31, 2014, we had total unrestricted cash and cash equivalents and short-term bank deposits of $628.9 million and total indebtedness to our financial creditors of $17.9 million. We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. None of our cash and cash equivalents is held captive by any financial covenants or government regulation. As of March 31, 2014 and 2013, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position. The Company had no available and undrawn credit facilities in place at March 31, 2014.

Capital Expenditures

We invested $21.2 million in capital equipment and facilities in the year ended March 31, 2014 and $9.5 million in the year ended March 31, 2013. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2014 Annual Report.)

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

We currently conduct research and development in three principal areas:

•

generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, sachets, capsules, suspensions, solutions, syrups, sprays, creams, ointments and gels) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired;

•	proprietary pharmaceuticals and delivery systems; and

•	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

For the years ended March 31, 2014 and 2013 and for the three months ended March 31, 2012 and the year ended December 31, 2011, we spent $55.4 million, $46.5 million and $9.8 million and $30.9 million on research and development activities. Taro’s management estimates that research and development expenses were allocated 75% to generic pharmaceuticals, 15% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry, for the fiscal year ended March 31, 2014.

Pharmaceutical Products

In the fiscal year ended March 31, 2014, we received five approvals for products manufactured in Canada and Israel. The following table sets forth the approvals received in the United States from the FDA from April 1, 2013 through March 31, 2014:

FINAL NDA/ANDA APPROVALS
Brand Name*
Topicort® (desoximetasone) Spray, 0.25%	Topicort®
Carbamazepine Extended Release Capsules 100 mg, 200 mg and 300 mg	Carbatrol®
Gabapentin Oral Solution, 250 mg/5 mL	Neurontin®
Levocetirizine Dihydrochloride Oral Solution, 2.5 mg/5 mL (0.5 mg/mL)	Xyzal®
Gabapentin Capsules, 100 mg, 300 mg and 400 mg	Neurontin®

TENTATIVE ANDA APPROVALS
Fluocinonide Cream USP, 0.1% **	Vanos®

OTC MONOGRAPH PRODUCTS***
Acetaminophen; Dextromethorphan HBr; Phenylephrine HCl Powder for Oral Solution	TheraFlu® Daytime Severe Cold & Cough
Acetaminophen; Diphenhydramine HCl; Phenylephrine HCl Powder for Oral Solution	TheraFlu® Nighttime Severe Cold & Cough

*	The above trademarks are the property of their respective owners.
**	Tentative approval received May 31, 2011 but currently under review by the FDA.
***	Do not require regulatory filing

As of March 31, 2014, 27 of our ANDAs, including the one tentative approval listed above, were under review by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products. Taro’s ANDA for Phenytoin Chewable Tablets, USP 50 mg was approved in April 2014 and five more ANDAs were filed in June 2014.

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

With the exception of the Ovide® patents granted in July 2009, 2011 and 2013 and patents covering Flo-Pred®, which were granted between 1999 and 2013, we do not believe that any single patent or license is of material importance to us in relation to our current commercial activities. Our Flo-Pred® utilizes our patented NonSpil® liquid drug delivery system, which allows liquid medications to pour, but resist spilling, thereby providing accuracy of dosage and ease of use. In October 2012, a patent covering our Topicort® spray product was granted, which we commercialized in April 2013. In May 2014, an additional patent covering our Topicort® spray product was granted.

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

D. TREND INFORMATION

See Item 4—“Information on the Company” and Item 5—“Operating and Financial Review and Prospects” for trend information.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2014:

	Payments due by period (in millions of dollars)
Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$17.86	$11.97	$1.88	$2.13	$1.88
Operating lease obligations	2.67	1.56	1.11	—	—
Other Long-term liabilities (1)	4.58	0.30	1.57	0.68	2.03

Total	$25.11	$13.83	$4.56	$2.81	$3.91

(1)	Includes severance commitments and tax accruals.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2014:

Name	Age	Position
Dilip Shanghvi	59	Director and Chairman of the Board
Kal Sundaram	60	Director and Chief Executive Officer
Sudhir Valia	58	Director
Ilana Avidov-Mor	62	Director
Dan Biran	71	Director and Chairman of the Audit Committee
Dov Pekelman	74	Director
James Kedrowski	62	Director
Michael Kalb, C.P.A. (New York)	43	Interim Chief Financial Officer and Chief Accounting Officer and Chief Financial Officer, U.S.A.
Stephen Manzano, Esq.	49	Interim General Counsel and Vice President of Corporate Compliance
Avi Avramoff, Ph.D.	49	Global Vice President, Research and Development
Rami Zajicek, Esq.	50	Group Vice President, Haifa Site Manager
Michael Teiler	51	Group Vice President, Portfolio Management
Sunil Mehta	54	Group Vice President, General Manager, Canada
Michael Perfetto	53	Chief Commercial Officer of the Generic Rx Business, U.S.A.
Ralph Bohrer	53	Executive Director, Sales and Marketing, TPHA
Michele Visosky	48	Vice President, Human Resources, U.S.A.
Jayesh Shah	58	Head of Procurement, U.S.A.

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law, of Mr. Dilip Shanghvi. Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi, became the Chairman of the Taro Board in August 2013, after previously serving as director and Chairman from September 2010 to April 2012. He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry. A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011. He has also been awarded the Economic Times’ Entrepreneur of the Year and Business Standard’s CEO of the Year in 2008 and CNBC TV 18’s First Generation Entrepreneur of the Year in 2007. Mr. Shanghvi is also Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd., and Chairman of the Shantilal Shanghvi Foundation.

Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, was appointed Chief Executive Officer of the Company in August 2013 and has served as Director since April 2012. Mr. Sundaram was Chairman of the Taro Board from April 2012 until he was appointed Chief Executive Officer. He was Sun Pharma’s Chief Executive Officer from April 2010 to April 2012 (and a director of the Sun Pharma board of directors until March 2012), and in this role he focused on accelerating Sun Pharma’s growth in India and other emerging market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry. Mr. Sundaram has almost three decades of regional/global experience much of which has been in the pharmaceutical industry, largely with GlaxoSmithKline plc (“GSK,” LSE: GSK, NYSE: GSK), where he held country, regional and global responsibilities. As its Managing Director, he led the turnaround of GSK India; and in the regional role, he spearheaded the company’s differentiated and region-specific Emerging Markets strategy.

Sudhir Valia became a member of the Taro Board in September 2010. Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994. He currently supports finance, commercial, operations, projects and quality control. Prior to then, Mr. Valia was a chartered accountant in private practice. Mr. Valia is on the board of directors of a number of companies in Sun’s group, including Sun Pharma Advanced Research Company Ltd. Mr. Valia is a qualified chartered accountant in India.

Ilana Avidov-Mor is a Certified Accountant who became a member of the Taro Board and Audit Committee in December 2010, the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 and the Compensation Committee in February 2013. Until January 2013, she served as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds. Ms. Avidov-Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), Israel, fulfilling various positions between 1994 and 2009. Among these positions, Ms. Avidov-Mor served as Deputy General Manager of the Bank for over a decade and as Comptroller for eight years. Between the years 1974 and 1994, Ms. Avidov-Mor worked for Braude & Partners Accountants. Ms. Avidov-Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and three pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank). Ms. Avidov-Mor is a former General Manager on behalf of Bank Yahav of four pension funds owned by the bank. Ms. Avidov-Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem.

Dan Biran became a member of the Taro Board and Audit Committee in December 2010, the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 and the Compensation Committee in February 2013. Mr. Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit and of Linerolight Ltd. Between the years 2007 and July 2012, Mr. Biran served as the Chairman of the Board of Directors of Biological Industries Ltd. and Ducart Ltd. Between the years 2009 and 2011, Mr. Biran served as a Director of Netafim Ltd. and Enzymotec Ltd. Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems. Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc. He also served as an external director of Maachteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992. Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992. Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel. Mr. Biran earned his B.S. in Agro-Economy and his M.S. in Plant Physiology (Biochemistry) at the Hebrew University of Jerusalem.

Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 and the Compensation Committee in February 2013. Professor Pekelman is currently a major shareholder of Atera Networks Ltd., as well as Gilon Investments (TASE: GILN). He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, serves on the Board of Directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN). Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

James Kedrowski became a member of the Taro Board in May 2011. In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013. Mr. Kedrowski has been with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President. Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all Chemicals, Energy, and Carbon. Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the U.S.A. before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia. Mr. Kedrowski then returned to the U.S.A. as Operational Vice President for seven North American Industrial Chemicals plants.

Michael Kalb, C.P.A. became Interim Chief Financial Officer of the Company in November 2010. Mr. Kalb has been GVP, Chief Accounting Officer of the Company since May 2010 and Chief Financial Officer of Taro U.S.A. since June 2009. Mr. Kalb has over 20 years of financial and accounting advisory experience. From June 2004 to June 2009, Mr. Kalb was a Director in the Accounting and Financial Consulting Group of Huron Consulting Group, Inc. (“Huron”). Mr. Kalb’s experience also includes over ten years at Ernst & Young, LLP within the Transaction Advisory Services Group and Audit and Assurance Services Group.

Stephen Manzano, Esq. became Interim General Counsel of the Company in June 2012 and is responsible for the legal affairs of Taro. He was also appointed Vice President of Corporate Compliance in order to lead Taro’s emphasis on fulfilling its corporate responsibilities. Mr. Manzano had been VP, Corporate Affairs, Secretary and Associate General Counsel of Taro U.S.A. since September 2010 after joining Taro in September 2008 as Associate General Counsel of Taro U.S.A. Prior to joining Taro, Mr. Manzano was in private practice since 1992, which included being a partner at Kennedy Covington and beginning his legal career as an associate at Dewey Ballantine.

Avi Avramoff, Ph.D. joined our Company in October 2011 as Global Vice President, Research & Development. He is responsible for the Company’s new products development and the management of the R&D Pharma and Chemistry, R & D Analytical Laboratories, Clinical Studies, Regulatory Affairs and Pharmacovigilance in all Taro’s sites. He has penned various publications and abstracts in the field of pharmacy, as well as several patents and patent applications. Prior to joining our Company, Dr. Avramoff worked from 1993 to 1997 as the Pharmacokinetic Center Manager and later on from 1997 to 2011 as Vice President, Research & Development at Dexcel Pharma.

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

Sunil Mehta joined our Company in January 2012 and served as the General Manager of our Canadian operations until April 2014 when he assumed his current role as head of manufacturing operations of Sun Pharma U.S.A. Prior to working for Taro, Mr. Mehta worked at Sun Pharma since 1997, where he held a variety of senior managerial positions in operations, manufacturing and supply chains. During his time at Sun Pharma, Mr. Mehta was deeply involved in acquisitions and integrations and exploring overseas operations, including Sun Pharma’s acquisition of a controlling interest in Taro.

Michael Perfetto joined our Company as the Chief Commercial Officer of the Generic Rx and OTC business in January 2013. Mr. Perfetto is the commercial lead of our generic and OTC product lines that include Sales, Marketing, Sales Operations, and Distribution. Mr. Perfetto has over 25 years of pharmaceutical Sales and Marketing experience. Prior to joining Taro, Mr. Perfetto was with Actavis Inc. since 2003, where he served as Vice President of Rx Sales and Marketing. Prior to Actavis, Mr. Perfetto worked in National Accounts Sales positions for Barr Laboratories and Fisons Pharma.

Ralph Bohrer joined our Company as Executive Director of Sales and Marketing for Taro Pharma’s business unit in September 2013. Mr. Bohrer is responsible for managing all aspects of Taro’s Branded Pharmaceutical division. Mr Bohrer has nearly 30 years of sales and marketing experience in branded pharmaceuticals, with special emphasis in the dermatology marketplace. Prior to joining Taro, Mr. Bohrer worked in senior level positions with a subsidiary of Schering-Plough Corporation (now Merck & Co., Inc., through merger), Primus Pharmaceuticals, Inc., Triax Pharmaceuticals, LLC and Medicis Pharmaceutical Corporation (now Valeant Pharmaceuticals International, Inc., through merger).

Michele Visosky joined our Company in January 2004 in the Human Resources department. She is currently Vice President, Human Resources and heads the department in the U.S. Ms. Visosky has 24 years of human resources experience, of which 17 were spent in management level roles. Prior to joining Taro, Ms. Visosky worked at Micro Warehouse, Inc. and PricewaterhouseCoopers LLP, holding progressively responsible human resources positions, with the last one as Senior Vice President, Human Resources.

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

B. COMPENSATION

Our directors are paid NIS 115,400 per year for their service as directors and NIS 3,470 for each board meeting and committee thereof they attend, linked to the Israeli CPI, for their service as directors. Dilip Shanghvi and Sudhir Valia are paid $1.3 million and $1.0 million per year, respectively, for their service in addition to their duties as directors. The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We paid an aggregate of approximately $7.4 million to all of our then current directors and executive officers for services rendered to us in all capacities during the fiscal year ended March 31, 2014. This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated less than $0.2 million. In addition, approximately $0.5 million was set aside in 2014 to provide all executive officers and directors with pension, retirement or similar benefits. During the fiscal year ended March 31, 2014, the Company’s executive officers and directors did not receive any options to purchase Taro‘s ordinary shares.

As of March 31, 2014, the Company’s executive officers and directors held no options to purchase ordinary shares.

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

Board of Directors

According to the Israeli Companies Law, the Board sets the policy of a company and supervises the general manager (i.e., the chief executive officer) of a company in the performance of his or her role. The Board has residual powers so that it may exercise any power of the company not granted to any other body either by law or by our Articles of Association. According to our Articles of Association, as part of its powers, our Board may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it thinks fit, including the grant of security interests on all or any part of our property.

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

Under the Israeli Companies Law, the board of directors of a public company must hold at least one meeting every three months.

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

Election of Statutory External Directors

The Israeli Companies Law provides that statutory external directors must be elected by a majority vote at a shareholders’ meeting, provided that either:

•

the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) or shareholders who do not have a personal interest deriving from a relationship with a controlling shareholder in such election present at the meeting in person or by proxy (abstentions will not be taken into account); or

•

the total number of votes against the election of the statutory external director by the non-controlling shareholders who do not have a personal interest in such election may not exceed two percent of the aggregate voting rights in the company.

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

The initial term of a statutory external director is three years and may be extended for two consecutive terms of three years each, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include either of the criteria described above with respect to his or her initial election; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved by a majority at a shareholders meeting, which majority must include either of the criteria described above with respect to his or her initial election. In accordance with the regulations under the Israeli Companies Law, companies whose securities are listed on one of a number of non-Israeli stock exchanges (including the NYSE, where our ordinary shares are listed) may re-appoint an external director for additional three-year terms, in excess of the nine years described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the statutory external director for each additional three-year term (as was required for the initial term), with the additional requirement that the arguments of the board of directors and audit committee in favor of election for such additional term, and the number of terms already served by the external director, be presented to the general meeting prior to the vote.

Statutory external directors may be removed from office only by the same percentage of votes as is required for election or by a court, if the statutory external director ceases to meet the statutory qualifications for his or her appointment or if he or she violates his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting immediately to appoint a replacement external director.

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

Qualifications of Directors Generally Under the Israeli Companies Law

Under the Israeli Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely statutory external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to statutory external directors). In accordance with the Israeli Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our Board of Directors determined that the number of directors with accounting and financial expertise in our company shall not be less than one. As described above, currently Ms. Avidov-Mor has been determined by the board to possess such accounting and financial expertise.

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

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised exclusively of Board members. Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director and the audit committee and compensation committee must be composed of at least three directors and include all statutory external directors. Our Board has formed audit, stock option and compensation committees.

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

Currently, our Audit Committee consists of the following directors: Dan Biran, Ilana Avidov-Mor and Dov Pekelman, all of whom have been determined by our Board to be independent as defined by the applicable NYSE rules and those of the SEC. Ilana Avidov-Mor and Dan Biran are statutory external directors. Dan Biran is the chairman of our Audit Committee.

Under the Israeli Companies Law and our Audit Committee charter, our Audit Committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including, in consultation with the company’s internal auditor or the independent auditor, making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions or transactions in which an office holder has a personal interest, (iii) determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed negligible or not and the approval requirements (including, potentially, the approval of the audit committee) for transactions that are not negligible including the types of transactions that are not negligible; (iv) where the Board approves the working plan of the internal auditor, examining such working plan before its submission to the Board and proposing amendments thereto, (v) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (vi) examining the scope of the company’s auditor’s work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the Board or the general meeting of shareholders) and (vii) determining procedures with respect to the treatment of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees. Our Audit Committee also approves our financial statements in its role as a committee of the Board under the Israeli Companies Law. Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

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

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the fiscal year ended March 31, 2014. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 16, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2014 Annual Report.

Approval of Interested Party Transactions

Under the Israeli Companies Law, the approval of the Audit Committee (or, for transactions involving compensatory matters, the approval of the Compensation Committee) is required to effect certain actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. Such interested party transactions (including matters described in the following paragraph) require the approval of the Audit Committee (or the Compensation Committee, if involving a compensatory matter), the Board and in certain cases, the shareholders. Such shareholders’ approval, in certain cases, also requires a special voting majority. See “Disclosure of Personal Interests of a Controlling Shareholder” in Item 10.B hereof.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an internal auditor proposed by the Audit Committee. The internal auditor may not be an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital), the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors, or a relative of an office holder or of an interested party, nor may the internal auditor be our external independent auditors or their representatives. The Audit Committee is required to oversee the activities and to assess the performance of the internal auditor, as well as to review the internal auditor’s work plan. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. Mrs. Rita Gerson is the internal auditor of the Company. The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting and the internal auditor may participate in all Audit Committee meetings.

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

Amendment 20 also required us to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification (“Terms of Office and Employment”). This compensation policy was approved by our Board, upon the recommendations of our Compensation Committee, and was approved by our shareholders on September 12, 2013, and ratified and approved again on March 27, 2014.

The compensation policy serves as the basis for setting the employment compensation terms of our officers. The compensation policy also relates to certain other factors, including advancement of our objectives, our work schedule and long-term strategy, and creation of appropriate incentives for executives. The policy also takes into account our risk management, size and the nature of our operations. The compensation policy also considers the following factors:

•	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of our company, including any persons employed through manpower companies;

•	the impact of disparities in salary upon work relationships at our company;

•	the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•

as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, our company’s performance during their period of service, the person’s contribution towards our company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving our company.

The compensation policy also addresses the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and a cap on the value of variable compensation;

•

the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in our financial statements; and

•	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy also considers appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Our Compensation Committee is responsible for recommending the compensation policy to our Board for its approval (and subsequent approval by our shareholders) and is charged with duties related to the compensation policy and to the compensation of our office holders as well as functions related to approval of the terms of engagement of office holders, including:

•

recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to our Board periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and

•	determining whether the compensation terms of the chief executive officer of our company need not be brought to approval of the shareholders (under special circumstances).

Under Amendment 20, the terms of employment office holders require the approval of the Compensation Committee and the Board (assuming that they are consistent with the then-effective compensation policy). The terms of employment of directors and the chief executive officer (or any other office holder whose compensation deviates from the then-effective compensation policy, as described below) must also be approved by shareholders.

Changes to existing terms of employment of office holders (other than directors) can be made with the approval of the Compensation Committee only, if the committee determines that the change is not substantially different from the existing terms.

Under certain circumstances, the Compensation Committee and the Board may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above.

Nominating Committee

Our Board does not currently have a nominating committee, as director nominations are made in accordance with the terms of our articles, as described in “—Board of Directors” above. We rely upon the exemption available to foreign private issuers under the Listed Company Manual of the NYSE from the NYSE listing requirements related to creation of a nominating committee. Also see Item 16.G “Corporate Governance” below.

D. EMPLOYEES

The following table sets forth the number of full time equivalents as of March 31, 2014*:

	U.S.A.	March 31, 2014 Canada	Israel	Other	Total
Sales and Marketing	140.0	30.0	34.0	—	204.0
Administration	56.0	31.0	41.5	—	128.5
Research and Development	15.0	53.0	72.0	—	140.0
Production and Quality Control	—	336.0	533.5	—	869.5

Total	211.0	450.0	681.0	—	1,342.0

The following table sets forth the number of full time equivalents as of March 31, 2013*:

	U.S.A.	March 31, 2013 Canada	Israel	Other	Total
Sales and Marketing	115.0	34.0	35.0	—	184.0
Administration	61.0	30.0	46.5	—	137.5
Research and Development	14.0	47.0	71.0	—	132.0
Production and Quality Control	—	310.0	530.5	—	840.5

Total	190.0	421.0	683.0	—	1,294.0

The following table sets forth the number of full time equivalents as of December 31, 2012*:

	U.S.A.	December 31, 2012 Canada	Israel	Other	Total
Sales and Marketing	110.0	35.0	38.0	—	183.0
Administration	62.0	31.0	49.5	1.0	143.5
Research and Development	12.0	42.0	69.0	—	123.0
Production and Quality Control	—	292.0	537.5	—	829.5

Total	184.0	400.0	694.0	1.0	1,279.0

*	In the U.S.A., distribution employees are included in the Sales and Marketing category.

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

On January 23, 2013, the Company entered into a special collective bargaining agreement (the “Special Collective Bargaining Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Special Collective Bargaining Agreement memorializes the rights of the Company’s employees at the Yakum site in Israel, following the Company’s decision to transfer the activities performed at the Yakum site to the Company’s existing Haifa site. On December 19, 2013, the Company closed its offices at the Yakum site and the Yakum site employees received their entitlements under the Special Collective Bargaining Agreement.

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

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2014. The percentage of ownership is based on ordinary shares outstanding as of March 31, 2014. None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Dilip Shanghvi (1)	—	0.00%
Kal Sundaram	—	0.00%
Sudhir Valia (2)	—	0.00%
Ilana Avidov-Mor	—	0.00%
Dan Biran	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Michael Kalb, C.P.A. (New York)	—	0.00%
Stephen Manzano, Esq.	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Rami Zajicek, Esq.	*	*
Michael Teiler	—	0.00%
Sunil Mehta	—	0.00%
Michael Perfetto	—	0.00%
Ralph Bohrer	—	0.00%
Michele Visosky	*	*
Jayesh Shah	—	0.00%
Total for all directors and officers (17 persons) listed above, as a group	*	*

*	Less than 1%

The following table sets forth certain information regarding the ownership of our founders’ shares by our directors and officers as of March 31, 2014. The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2014.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd. (3)	2,600	100.00%

(1)	Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 63.7% of Sun Pharma. As of March 31, 2014, Sun Pharma and its affiliates owned 68.9% of Taro’s outstanding ordinary shares.
(2)	Sudhir Valia is also a director of Sun Pharma. As of March 31, 2014, Sun Pharma and its affiliates owned 68.9% of Taro’s outstanding ordinary shares.
(3)	Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun, owns all 2,600 of our outstanding founders’ shares and is entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding. As a result of the control that may be deemed to be held by Alkaloida, each of Dilip Shanghvi and Sudhir Valia may be deemed to beneficially own the founders’ shares held by Alkaloida. Each of Mr. Shanghvi and Mr. Valia disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

As of March 31, 2014, the directors and executive officers listed above held no options to purchase our ordinary shares.

Stock Option Plans

The Company has not granted options to purchase our ordinary shares since January 14, 2009. As of March 31, 2014, there were 1,000 options outstanding to acquire our ordinary shares at an exercise price of $26.09.

Compensation Pursuant to Plans

1999 Stock Incentive Plan

Our 1999 Stock Incentive Plan was unanimously adopted by our Board on March 10, 1999, and was approved at the annual meeting of shareholders held on July 29, 1999. An amendment that had been previously adopted by our Board was approved at the annual meeting of shareholders held on August 5, 2004. The purpose of the 1999 Stock Incentive Plan was to attract, retain and provide incentives to key employees (including directors and officers who are key employees) and to consultants and directors who are not our employees by enabling them to participate in our long-term growth. The total number of ordinary shares with respect to which options and SARs may be granted under the 1999 Stock Incentive Plan may not exceed 2,100,000 subject to appropriate adjustment in the event of stock dividends, stock splits and similar transactions. As of March 10, 2009, no further options were available for future grants.

The 1999 Stock Incentive Plan permitted the grant of options and SARs. Options outstanding are NQSOs.

All key employees and directors of, and consultants to us (as defined in the 1999 Stock Incentive Plan), were eligible to participate in the 1999 Stock Incentive Plan.

The 1999 Stock Incentive Plan is administered by our Board (as required by the Israeli Companies Law), and by a committee of our Board, which shall contain at least the minimum number of and type of directors (the Administrators) that may be required in order for options granted under such plan to be entitled to benefits under Section 162(m) of the Code.

As of March 31, 2014, 1,000 ordinary shares were subject to outstanding options. Of such options, none were held by executive officers or directors; and 1,000 (at an exercise price of $26.09 per share) were held by other persons. None of such options was an SAR.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of May 31, 2014, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares. The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares. Percentage ownership is based on 42,832,273 ordinary shares outstanding as of March 31, 2014.

Name	Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding
Sun (1)	29,497,813	68.9%

(1)	As reported on the Schedule 13D/A filed by Sun on November 27, 2013. The percent of ordinary shares owned by Sun reported on the Schedule 13D/A differs from the 68.9% disclosed above due to our repurchase of 1,959,514 ordinary shares in December 2013.

Since March 31, 2011, Sun’s ownership has increased by 2.6%, as a result of our repurchase of 1,959,514 of our ordinary shares in December 2013.

Name	Change in Percentage Ownership
Sun	2.6% Increase

Founders’ Shares

At the formation of our company in 1959, two classes of shares were created, founders’ shares and ordinary shares. One-third of the voting power of all of our voting shares is allocated to the founders’ shares. Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2014, Sun controls 79.2% of the voting power in our Company by reason of their (i) beneficial ownership of an aggregate of approximately 68.9% of our ordinary shares and (ii) ownership of the founders’ shares, which constitute one-third of the voting power of our shares.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 79.2% of voting power in our Company, Taro has substantial relationships with Sun. Certain members of Taro’s Board are also on Sun Pharma’s board of directors, including our Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors. In addition, certain of Taro’s officers and executives are also executives of Sun. Taro’s Chief Executive Officer, Kal Sundaram, who is also a member of the Taro Board, is in charge of the Americas for Sun Pharma and an officer of a number of direct and indirect subsidiaries of Sun.

During 2013 and 2014, Taro entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these transactions material or unusual and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary, pursuant to Israeli legal requirements and therefore did not require shareholder approval. The Audit Committee further determined the approval requirements for the different types of transactions.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2014 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada. A substantial amount of these products are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see “Item 4—Information on the Company—Business Overview—Sales and Marketing.”

Legal Proceedings

From time to time, we are a party to routine litigation incidental to our business, none of which, individually or in the aggregate, is expected to have a significant effect on our financial position or profitability. Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability.

On November 19, 2013, a number of minority shareholders of the Company commenced litigation in Israel, seeking to invalidate certain resolutions that were adopted at the annual general meeting of the Company held on September 12, 2013. This litigation challenged the adoption of these resolutions by claiming the Company did not take proper steps to ensure that the majority vote in favor of these resolutions also included a majority of those shareholders who had no “personal interest” in the resolutions (as required by the Israeli Companies Law). These shareholders also raised other claims regarding the resolutions adopted at that meeting, such as the validity of the compensation policy approved by the shareholders. Since this litigation was filed, these resolutions were ratified at an extraordinary general meeting held on March 27, 2014. The legal proceeding is continuing, however, and is now in the discovery phase. After discovery, the plaintiffs are required to amend their original filing by August 10, 2014, in order to show that it continues to have a basis for challenging the adoption of these resolutions.

On March 28, 2013, the Company was sued by Mallinckrodt LLC, Mallinckrodt Inc. (“Mallinckrodt”) and Nuvo Research Inc. (“Nuvo”) in the United States District Court for the District of Delaware for alleged infringement of Nuvo’s United States Patent No. 8,217,078, which covers the use of Mallinckrodt’s Pennsaid® product, due to the Company’s filing of an ANDA for the generic version of Pennsaid®. Following lengthy settlement negotiations, the parties agreed to extend the time for the Company to answer, move, or otherwise respond to the Complaint several times. On April 9, 2014, the Company filed with the court a Motion to Dismiss Claims or, in the Alternative, to Transfer to the Southern District of New York and the Company moved to dismiss the case for lack of personal jurisdiction. Mallinckrodt and Nuvo’s opposition response will be due July 28, 2014 and the Company’s reply is due August 8, 2014. We are not in a position to quantify the likely outcome of this case.

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

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%. The Company then filed an amended complaint on August 22, 2011 to include a newly issued patent, United States Patent No. 7,977,324. The suit alleges that Suven’s ANDA to sell its own malathion lotion infringes Taro’s patents. In 2013, the parties reached a settlement under which Suven will manufacture Ovide® for the Company using Suven’s ANDA and a patented process that yields ultrapure malathion.

Taro is a defendant in two actions brought against various pharmaceutical manufacturers in the States of Utah and Louisiana. The actions relate to drug price reporting by these manufacturers. In addition, Taro has received an investigative demand that also relates to drug price reporting from a third State. In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers and in November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuits allege that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated published prices (AWP). The Utah trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State was given leave by the court to re-plead its case, which it did. The defendants subsequently filed a motion to dismiss, which was denied. The case remains ongoing. The Company settled the Louisiana action for $6.1 million in September 2013. During the year ended March 31, 2014, the Company recorded an additional provision of $0.5 million for AWP-related matters.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay. In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits. On June 17, 2013, the court dismissed the lawsuits and ruled that the plaintiffs were unable to prove that their exposure to dangerous substances in the Kishon River water was the cause of their illnesses. The plaintiffs filed an appeal to the Supreme Court, which is still pending. The hearing of the lawsuits filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River was dismissed by the court on November 3, 2013. The plaintiffs have requested an extension to the appeal deadline.

Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

On June 17, 2014, we received a Paragraph IV certification notice letter from Perrigo Israel Pharmaceuticals Ltd. (“Perrigo”) indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Topicort® topical spray. The notice letter contended that our U.S. Patent No. 8,277,780 (the “’780 Patent”), expiring on April 23, 2028, and U.S. Patent No. 5,990,100 (the “’100 Patent”), expiring March 24, 2018, to which the Company has a license, were invalid, unenforceable or not infringed. The Company intends to vigorously assert its intellectual property rights. However, it is impossible to predict with certainty the outcome of any such litigation, and the Company can offer no assurance as to when such a lawsuit would be decided.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares were quoted on the Pink Sheets under the symbol “TAROF” until they were listed on the NYSE on March 22, 2012 under the symbol “TARO.” The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets and the NYSE (as of March 2012) during the last five fiscal years as of the end of the reporting period of this 2014 Annual Report:

	High	Low
Fiscal year ended
12/31/2009	$9.94	$8.10
12/31/2010	$14.50	$9.30
12/31/2011	$29.50	$14.10
3/31/2013	$59.31	$35.55
3/31/2014	$121.32	$54.03

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2014 Annual Report, and any subsequent period:

	High	Low
Fiscal year end March 31, 2013
First Quarter	$48.17	$35.55
Second Quarter	$46.70	$35.69
Third Quarter	$48.91	$45.32
Fourth Quarter	$59.31	$46.05

Fiscal year end March 31, 2014
First Quarter Mar 2014	$63.98	$54.03
Second Quarter Mar 2014	$76.00	$56.63
Third Quarter Mar 2014	$99.05	$75.22
Fourth Quarter Mar 2014	$121.32	$98.52

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last six months:

	High	Low
December 2013	$99.05	$94.44
January 2014	$108.07	$98.52
February 2014	$114.04	$99.50
March 2014	$121.32	$109.86
April 2014	$112.72	$104.14
May 2014	$116.50	$106.00

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As of March 22, 2012, our ordinary shares are listed on the NYSE under the symbol “TARO.” There is no non-United States trading market for our ordinary shares.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. ISRAELI COMPANIES LAW AND OUR DOCUMENTS OF INCORPORATION

Our registration number at the Israeli Registrar of Companies is 52-002290-6.

Objects and Purposes

Our Memorandum of Association provides that our main objects and purposes include any business connected with the developing, manufacturing, processing, supplying, marketing and distributing of Rx, OTC medical and other health care products.

In February 2000, the Company’s Ordinance (New Version—1983) was replaced with the Israeli Companies Law. Because our Articles of Association were adopted before the enactment of the Israeli Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Israeli Companies Law changes or amends provisions in the Companies Ordinance, and, as a result, our Articles of Association are not consistent with the Israeli Companies Law, the provisions of the Israeli Companies Law apply unless specifically stated otherwise in the Israeli Companies Law.

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

Pursuant to the provisions of the Israeli Companies Law, the Audit Committee of the Company (i) preapproved criteria for the classification of transactions with related parties as extraordinary or ordinary transactions, (ii) with respect to those classified as ordinary transactions, determined whether they are negligible or non-negligible, as defined in the Israel Companies Law, and (iii) determined the approval requirements for transactions that are not negligible, including what types of transactions are classified as non-negligible. According to the Company’s policy, if a transaction is deemed an ordinary transaction as per the preapproved criteria, the transaction will require only Board of Directors’ approval; if, however, a transaction is not covered by the preapproved criteria, it has to be first brought before the Audit Committee for its determination. Under the Israeli Companies Law, an extraordinary transaction is generally a transaction other than in the ordinary course of business, other than according to prevailing market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this annual report) owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for the office holder’s approval or performed by the office holder by virtue of his or her position; and

•	all other information of importance with respect to these actions.

The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company, and this includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other positions or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of a company to receive personal gain for himself, herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs that the office holder has received as a result of his or her position in the company.

Compensation of Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors or the chief executive officer require the approval of the compensation committee, the board of directors and the shareholders, in that order, except where the regulations adopted under the Israeli Companies Law provide for certain easements from such requirements. Arrangements as to compensation of a public company’s office holders who are not directors or the chief executive officer generally (assuming that the arrangement conforms to the then-effective compensation policy) require the approval of the compensation committee and the board of directors in that order as detailed above in “Approval of Interested Party Transactions” in Item 6.C.

Disclosure of Personal Interest of an Office Holder

The Company’s Articles of Association provide that a director must disclose his interest in a contract or arrangement at the meeting of the Board of Directors at which such contract or arrangement is first taken into consideration. The Israeli Companies Law requires that an office holder (including a director) or a controlling shareholder who is aware that he or she has a personal interest in connection with any existing or proposed transaction by the company, promptly disclose to the company the nature of any personal interest that he or she may have, including all related material information or documents known to him or her. “Personal Interest”, as defined by the Israeli Companies Law, includes an interest of any person in an act or transaction of the company, including interest of his relative or of a corporate body in which such person or his relative is either a holder of 5% or more of the corporate body shares or voting power, is a director or a general manager, or is entitled to appoint at least one director or the general manager and including the personal interest of a person voting by a proxy granted to him/her by another person, even if the person so granting the proxy does not have a personal interest in the transaction. In addition, the vote of a person who was granted a proxy from another person who has a personal interest shall be deemed the vote of a person having a personal interest, regardless of whether the proxy holder has discretion on how to vote. Personal Interest does not apply to an interest stemming merely from the fact that the person is also a shareholder in the company. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative. Under the Companies Law, an “extraordinary transaction” is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

Under the Israeli Companies Law, the office holder must disclose his personal interest without delay and no later than the first meeting of the company’s board that discusses the particular transaction. Once disclosure is made in compliance with the above disclosure requirement, the board of directors may approve the transaction between the company and an office holder or a third party in which an office holder has a personal interest, unless the company’s articles of association provide otherwise. A transaction that is adverse to the company’s interest or that is not performed by the officer holder in good faith may not be approved. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction with an office holder. If the transaction concerns compensation, exemption, indemnification or insurance of an office holder, then it must first be approved by the company’s compensation committee and then by the board of directors, and, under certain circumstances (for directors, the chief executive officer, and any executive officer whose compensation terms do not conform to the then-existing compensation policy), by the shareholders of the company, in that order. Compensation of an individual office holder, including the chief executive officer (but excluding a director), that does not conform to the company’s compensation policy may be adopted under special circumstances despite failure to obtain shareholder approval if, following the relevant shareholder vote, the compensation committee followed by the board once again approves the compensation, based on renewed and specific analysis of relevant factors.

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

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

All transactions with a controlling shareholder, or in which a controlling shareholder has a personal interest, regardless of whether such transactions are extraordinary, are subject to the oversight of the audit committee. The audit committee is required to establish procedures for a competitive process to be used by the company prior to entering into any such transaction, or other procedures where appropriate.

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

Indemnification and Insurance of Office Holders

Insurance of Office Holders

Subject to the provisions of the Israeli Companies Law, our Articles of Association provide that we may enter into an insurance contract that would provide coverage in respect of liability imposed on any of our office holders with respect to an act performed in the capacity of an office holder for:

•	a breach of the office holder’s duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the officer holder;

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

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2014 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.

Dividends, if any, paid to our ordinary shareholders, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion. Payments of dividends may be subject to withholding taxes.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, in 2013, Israeli companies were subject to corporate tax at the rate of 25.0% on their taxable income for such year. The corporate tax rate was increased to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed below, may be considerably less. Beginning in 2010, Israeli companies are subject to regular corporate tax rate for their capital gain.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law. Various production and development facilities of our companies in Israel have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

The Investment Law was significantly amended as of April 1, 2005 (the “2005 Amendment”) and as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to the 2005 Amendment and 2011 Amendment as well as the relevant changes contained in such amendments and in the new legislation.

Tax Benefits Before the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, generally referred to as an “Approved Enterprise”, is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee. A company that wished to receive benefits had to receive an approval from the Investment Center of the Israel Ministry of Economy (formerly the Ministry of Industry, Trade and Labor) (the “Investment Center”), in order to obtain such Approved Enterprise status. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set forth in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company owning an Approved Enterprise may elect to forego certain government cash grants extended to an Approved Enterprises in return for an alternative package of tax benefits, or the Alternative Benefits Program. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years, or the Exemption Period, beginning on the first year in which the company derives taxable income under the program after the commencement of production, depending on the geographic location of the Approved Enterprise in Israel. After the Exemption Period, the company will be eligible for the reduced tax rates of 10%-25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center). However, the benefits period may in no event exceed the lesser of twelve years from the year in which the production commenced (as determined by the Investment Center) or fourteen years from the year of receipt of Approved Enterprise status, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, the company’s effective tax rate reflects the weighted average of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

The tax benefits under the Investment Law also apply to a company’s income that is generated from (i) the grant of a right of use with respect to know-how developed by the Approved Enterprise, (ii) income generated from royalties and (iii) income derived from a service which is ancillary to such right of use or royalties, provided that such income is attributable to the Approved Enterprise’s ordinary course of business. The tax benefits under the Investment Law are generally not available with respect to income derived from products manufactured outside of Israel.

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

The following table sets forth the corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program.

Percentage of non-Israeli ownership	Corporate Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. This withholding tax is deducted at source by the company. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. Under the Investment Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. In addition, a company that pays a dividend out of tax-exempt income attributed to its Approved Enterprise will be subject to tax in respect of the amount of the dividend distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above. We have elected to use the Alternative Benefits Program, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether an Alternative Benefits Program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of the conditions stipulated in the Investment Law and its regulations published thereunder and criteria in the specific certificate of approval with respect thereto, as described above. In the event of failure to comply with these conditions, the company is required to refund the amount of tax benefits, adjusted to the Israel consumer price index and interest.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing in 2004 and thereafter, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the date on which the 2005 Amendment entered into effect (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect immediately prior to the date of such amendment. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Benefits Program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment (a “Benefited Enterprise”). A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Capital Investment Law. The Investment Law includes provisions attempting to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million people (and from January 1, 2012, 14 million). In order to receive the tax benefits, the amendment states that a company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set forth in the amendment for tax benefits and that exceeds a minimum amount specified in the Investment Law.

Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates. In such case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a minimum amount or certain percentage of the company’s production assets, determined as of the end of the year before the expansion.

The benefits period is subject to a limitation of seven to ten years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company derives income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise, according to one of the following new tax routes, which may be applicable to a company:

•

Similar to the Alternative Benefits Program, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in a company in each year. The benefits period is limited to 12 or 14 years from the year the company requested to have the tax benefits apply, depending on the location of the company. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax Exemption Period, will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at a rate of 15%, or at a lower rate as may be provided in an applicable tax treaty.

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

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, then it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest, or other monetary penalty.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly-owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. These corporate tax rates were reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 19%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as this term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld (although if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014), will apply, subject to any lower rate as may be provided in an applicable tax treaty.

Furthermore, the 2011 Amendment provides relief with respect to tax paid on a dividend received by an Israeli company from income of an Approved or Benefited Enterprise that was accrued during the benefits period according to the Investment Law prior to its amendment, if the company distributing the dividend notifies the Israeli Tax Authority by June 30, 2015 that it is applying the provisions of the 2011 Amendment and the dividend is distributed after the date of the notice.

The 2011 Amendment also included transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocably request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect immediately prior to the date of the 2011 Amendment, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an Alternative Benefits Program, before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect immediately prior to the date of the 2011 Amendment, provided that certain conditions are met.; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment became effective, provided that certain conditions are met.

We have evaluated the likely effect of the 2011 Amendment and have currently decided not to file a request to apply the new benefits under the 2011 Amendment. We may decide in the future to make the above-mentioned election.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”) provides several tax benefits for Industrial Companies. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company, and at least 90% of its income in any tax year (other than income from certain government loans), is generated from an “Industrial Enterprise” located in Israel that it owns. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production.

Under the Industry Encouragement Law, an Industrial Company is entitled to certain corporate tax benefits, including:

•

Deduction of the cost of purchase of patents or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

•	The right to elect, under specified conditions, to file a consolidated tax return together with Israeli industrial companies controlled by it;

•	Accelerated depreciation rates on equipment and buildings; and

•	A straight-line deduction of expenses related to a public offering over a three-year period commencing in the year of offering.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred, such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research and the research and development is for the promotion or development of the company. Furthermore, the research and development must be carried out by or on behalf of the company seeking the deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.

Expenditures not so approved, but otherwise qualifying for deduction, are deductible over a three-year period, from the first year that the expenditures were made. However, the amount of any government grants made available are subtracted from the amount of expenses which may be deducted.

Taxation of Non-Resident Holders of our Ordinary Shares

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at a rate of 25%, unless a reduced rate is provided under an applicable tax treaty. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Israeli capital gain tax is imposed on the disposal of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the disposal of capital assets by a non-Israeli resident if such assets either (i) are located in Israel; (ii) are shares or rights to shares in an Israeli company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate (25% in 2013 and 26.5% as of 2014) if generated by a company, or at the rate of 25% (or 30% for persons who hold 10% or more of the company’s shares), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2013).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of listed shares, provided. Inter alia, that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were purchased after being listed; and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745 1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is both a U.S. resident (for purposes of that treaty) holding the ordinary shares as a capital asset and entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless either (i) such Treaty U.S. Resident if an individual has been present in Israel for a period or periods aggregating to 183 days or more during the applicable taxable year; or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting rights during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gain arising from such sale, exchange or disposition is attributable to a permanent establishment of the Treaty U.S. Resident maintained in Israel. In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

In some instances, whether or not our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gain in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that (1) (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we qualify for benefits under an income tax treaty with the United States which includes an information exchange program and such treaty is determined by the United States Internal Revenue Service (“IRS”), to be satisfactory, (2) we are not a passive foreign investment company (“PFIC”) (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) the U.S. holders satisfy certain minimum holding period requirements. Our shares are now traded on the NYSE and we believe the requirements of 1(a), (1)(b) and (2) are met. Therefore, dividends on our shares would qualify as qualified dividend income so long as a U.S. Holder meets requirement (3).

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices and on our website at www.taro.com. The information contained on our website does not constitute part of this annual report.

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

In 2014, 88% of our revenue was generated in United States dollars. However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred. As a result, our reported profits and cash flows are exposed to changing exchange rates. If these foreign currencies weaken relative to the United States dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into United States dollars, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-United States dollar revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2014.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated in U.S. dollars. These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP.

In October 2011, we entered into forward contracts to off-set the variability of cash flows in U.S. dollars due to changes in the exchange rate with the Canadian Dollar. At March 31, 2014, the total amount of the forward contracts to purchase the Canadian dollar was $65.4 million at a weighted-average forward rate of 1.11 Canadian dollars per $1.00 U.S. dollar. As of September 2013, there is no collateral. The contracts are over a ten-month term and are settled in monthly installments of $7.0 million for the first four months and $6.2 million for the last six months. We do not account for this derivative as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contract. We recorded a net loss of $4.4 million on the forward contracts for the year ended March 31, 2014.

Our second most significant foreign exchange rate risk relates to our Israeli company’s transactions with Taro U.S.A. that are denominated in U.S. dollars. At March 31, 2014, the total amount of the forward contract to purchase the NIS was $41.0 million at a weighted-average forward rate of 3.49 NIS per U.S. dollar. As of September 2013, there is no collateral. The contracts are over an eleven-month term and are settled in monthly installments of $4.0 million for the first five months and $3.5 million for the last six months. We do not account for this derivative as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contract. We recorded a net gain of $2.2 million on the forward contracts for the year ended March 31, 2014.

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

Taro U.S.A. has an interest rate swap in place as of March 31, 2014, which converts a variable rate mortgage of LIBOR +1.25% to a fixed rate of 6.16%. The outstanding principal on this mortgage at March 31, 2014 was $6.7 million. We do not use hedge accounting for this interest rate swap and are therefore subject to earnings volatility due to fluctuations in the fair value of this interest rate swap.

As of March 31, 2014, our total outstanding debt of $17.9 million bears an average interest rate of 4.16%. Of the $17.9 million, only $0.6 million is exposed to interest rate fluctuation. Consequently, each 0.25% increase in interest rates will reduce pretax income less than $0.1 million.

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

Taro’s Chief Executive Officer and Interim Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its management, including its Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

b.	Report of Taro Management on Internal Control Over Financial Reporting

Taro’s Board and Management are responsible for establishing and maintaining adequate internal control over financial reporting. Taro’s internal control system was designed to provide reasonable assurance to Taro’s Management and Board regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Taro’s Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2014. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of March 31, 2014, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2014, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel and a BDO Member Firm, as stated in their report, which is included under “Item 18 – Financial Statements” on Page F-3 of this annual report.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft, for the years ended March 31, 2014 and 2013, respectively.

	Year ended March 31, 2014	Year ended March 31, 2013
	(In millions of U.S. Dollars)
Audit fees	$0.60	$0.76
Tax fees	0.05	0.19

Total	$0.65	$0.95

The audit fees for the years ended March 31, 2014 and 2013, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All non-audit services provided by the Company’s independent auditors were approved by the Audit Committee.

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

On December 23, 2013, the Company completed a modified “Dutch” tender offer through which it repurchased 1,959,514 ordinary shares at a price of $97.50 per share for total consideration of $193.0 million (including fees and expenses).

Period	Number of ordinary shares purchased during the month	Averaged price paid per share (U.S. dollars)	Total number of shares purchased	Maximum Number of shares that may yet be purchased under the plans or programs
December 2013	1,959,514	$97.50	1,959,514	0

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

303A.06/303A.07	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.	Taro has an audit committee currently comprised of three directors. Under the Israeli Companies Law, which provides standards for the independence of the audit committee, the Audit Committee shall have no less than three members and all of the external directors shall be members thereof. All of the directors that are members of the Audit Committee meet the NYSE independence requirements that would apply to the Audit Committee members in absence of our reliance on Exchange Act Rule 10A-3(c)(3).

303A.07	The audit committee of a listed company must be directly responsible, to the extent permitted by law, for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and each such firm must report directly to the audit committee.	Pursuant to the Israeli Companies Law, Taro’s audit committee is responsible for determining the scope of the work of, and the compensation to be paid to, Taro’s external auditors, whereas the actual appointment of the external auditors and approval of their compensation is carried out by Taro’s shareholders at the annual meeting of shareholders. Furthermore, pursuant to the Israeli Companies Law, Taro’s Audit Committee is responsible for supervising the work of Taro’s external auditors with respect to the audit of Taro’s financial statements, whereas actual final approval of the financial statements is provided by Taro’s Board as a whole.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Israeli Companies Law, shareholder pre-approval is not required for the adoption of equity compensation plans. Shareholder approval is required prior to any grants under the plan to directors or the chief executive officer of Taro.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Taro does not have formal corporate governance guidelines that address all of the matters specified in the NYSE rules. There is not a similar requirement under the Israeli Companies Law.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

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

Taro also has a code of ethics that applies specifically to Taro’s Chief Executive Officer, Interim Chief Financial Officer and other senior officers.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Taro’s CEO will promptly notify the NYSE in writing if any executive officer of Taro becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2014 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2014 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)

2.1	Form of ordinary share certificate (1)

4.1	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (3)

4.2	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.3	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer, Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a).3	Loan agreements dated May 20, 2003 and November 27, 2003 among Taro Pharmaceutical Industries Ltd. and various lenders (5)

101 INS	XBRL Instance Document

101 SCH	XBRL Taxonomy Extension Schema Document

101 CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document

101 LAB	XBRL Taxonomy Extension Label Linkbase Document

101 PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, and incorporated herein by reference.
(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and incorporated herein by reference.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2014 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Michael Kalb
Michael Kalb
Group Vice President, Interim Chief Financial Officer and Chief Accounting Officer

Dated: July 2, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the “Company”) and its subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and cash flows for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2014 and 2013, and the results of their operations, changes in comprehensive income, changes in equity and their cash flows for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 2, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
July 2, 2014	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the internal control over financial reporting of Taro Pharmaceutical Ltd. and its subsidiaries (the “Company”) as of March 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), financial position of the Company and its subsidiaries as of March 31, 2014 and 2013, and the results of their operations, of comprehensive income, of shareholders’ equity and their cash flows for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012 and the year ended December 31, 2011 and our report dated July 2, 2014 expressed an unqualified opinion on those consolidated financial statements.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
July 2, 2014	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$209,967	$237,284
Short-term bank deposits	418,946	312,603
Restricted short-term bank deposits	227	7,430
Marketable securities	3,255	3,183
Accounts receivable and other:
Trade, net	138,772	119,810
Other receivables and prepaid expenses	162,392	119,768
Inventories	117,639	109,626
Long-term assets held for sale, net	73	67

TOTAL CURRENT ASSETS	1,051,271	909,771
LONG-TERM RECEIVABLES AND OTHER ASSETS	52,894	23,227
PROPERTY, PLANT AND EQUIPMENT, NET	151,416	145,265
GOODWILL	7,248	7,277
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	16,642	15,607
DEFERRED INCOME TAXES	4,905	5,489

TOTAL ASSETS	$1,284,376	$1,106,636

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$11,974	$11,330
Accounts payable:
Trade payables	20,795	19,387
Other current liabilities	220,535	161,814

TOTAL CURRENT LIABILITIES	253,304	192,531
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	5,888	17,269
Deferred income taxes	1,739	1,879
Other long-term liabilities	2,852	3,996

TOTAL LONG-TERM LIABILITIES	10,479	23,144
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	263,783	215,675

SHAREHOLDERS’ EQUITY:
Taro shareholders’ equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2014 and March 31, 2013: 200,000,000 shares; Issued at March 31, 2014 and March 31, 2013: 45,115,262 and 45,091,562 shares, respectively Outstanding at March 31, 2014 and March 31, 2013: 42,832,273 and 44,768,087 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2014 and March 31, 2013: 2,600 shares	1	1
Additional paid-in capital	262,419	261,008
Accumulated other comprehensive income, net of taxes	(22,896)	16,743
Treasury Stock at March 31, 2014 and March 31, 2013: 2,282,989 and 323,475 shares, respectively	(194,328)	(1,329)
Accumulated earnings	969,632	609,245

Taro shareholders’ equity	1,015,507	886,347
Non-controlling interest	5,086	4,614

TOTAL SHAREHOLDERS’ EQUITY	1,020,593	890,961

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,284,376	$1,106,636

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,		Three months ended March 31,		Year ended December 31,
	2014	2013	2012		2011
Sales, net	$759,285	$670,954	$145,141		$505,668
Cost of sales	179,279	176,128	45,971		176,143

Gross profit	580,006	494,826	99,170		329,525

Operating expenses:
Research and development	55,430	46,508	9,847		30,867
Selling, marketing, general and administrative	91,733	86,438	23,101		93,918
Settlements and loss contingencies	2,590	33,300	—		—

	149,753	166,246	32,948		124,785

Operating income	430,253	328,580	66,222		204,740
Financial (income) expense, net	(12,285)	(3,931)	1,000		(3,697)
Other gain (loss), net	1,369	3,352	(94)		609

Income before income taxes	443,907	335,863	65,128		209,046
Tax expense	82,729	67,799	17,791		24,551

Income from continuing operations	361,178	268,064	47,337		184,495
Net (loss) income from discontinued operations attributable to Taro	(319)	(1,194)	66		(1,217)

Net income	360,859	266,870	47,403		183,278
Net income attributable to non-controlling interest	472	664	151		598

Net income attributable to Taro	$360,387	$266,206	$47,252		$182,680

Net income from continuing operations attributable to Taro	$360,706	$267,400	$47,186		$183,897
Net (loss) income from discontinued operations attributable to Taro	(319)	(1,194)	66		(1,217)

Net income attributable to Taro	$360,387	$266,206	$47,252		$182,680

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$8.15	$5.99	$1.06		$4.14

Diluted	$8.15	$5.98	$1.06		$4.14

Net (loss) income per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.03)	$—	*	$(0.03)

Diluted	$(0.01)	$(0.03)	$—	*	$(0.03)

Net income per ordinary share attributable to Taro:
Basic	$8.14	$5.96	$1.06		$4.11

Diluted	$8.14	$5.95	$1.06		$4.11

Weighted-average number of ordinary shares used to compute net income per share:
Basic	44,276	44,678	44,476		44,406

Diluted	44,279	44,715	44,589		44,491

*	Amount is less than $0.01

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,		Three months ended March 31,	Year ended December 31,
	2014	2013	2012	2011
Net income attributable to Taro	$360,387	$266,206	$47,252	$182,680
Other comprehensive (loss) income
Foreign currency translation adjustments	(39,590)	(6,340)	4,460	(5,943)
Unrealized (loss) gain from marketable securities	(49)	49	25	291
Realized gain from sale of marketable securities	—	—	—	15

Total other comprehensive (loss) income attributable to Taro	(39,639)	(6,291)	4,485	(5,637)

Total comprehensive income attributable to Taro	$320,748	$259,915	$51,737	$177,043

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders’ Equity
	Number of Shares	Share Capital		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Retained Earnings	Total Taro Shareholders’ Equity	Non-controlling Interest	Total Shareholders’ Equity
Balance at December 31, 2010	43,018	680		244,668	$24,186	$(1,329)	$113,107	$381,312	$3,201	$384,513
Exercise of options	33	—	*	300	—	—	—	300	—	300
Issuance of shares to Sun and exercise of Sun warrants	1,425	—		8,550	—	—	—	8,550	—	8,550
Share-based compensation	—	—		59	—	—	—	59	—	59
Comprehensive loss, net of tax:	—	—		—	(5,637)	—	—	(5,637)	—	(5,637)
Net income	—	—		—	—	—	182,680	182,680	598	183,278

Balance at December 31, 2011	44,476	680		253,577	18,549	(1,329)	295,787	567,264	3,799	571,063
Exercise of options	1	—	*	7	—	—	—	7	—	7
Comprehensive income, net of tax:	—	—		—	4,485	—	—	4,485	—	4,485
Net income	—	—		—	—	—	47,252	47,252	151	47,403

Balance at March 31, 2012	44,477	680		253,584	23,034	(1,329)	343,039	619,008	3,950	622,958
Exercise of options	291	—	*	7,416	—	—	—	7,416	—	7,416
Share-based compensation	—	—		8	—	—	—	8	—	8
Comprehensive loss, net of tax:	—	—		—	(6,291)	—	—	(6,291)	—	(6,291)
Net income	—	—		—	—	—	266,206	266,206	664	266,870

Balance at March 31, 2013	44,768	$680		$261,008	$16,743	$(1,329)	$609,245	$886,347	$4,614	$890,961
Exercise of options	24	—	*	1,411	—	—	—	1,411	—	1,411
Purchase of treasury stock	(1,960)	—		—	—	(192,999)	—	(192,999)	—	(192,999)
Comprehensive loss, net of tax:	—	—		—	(39,639)	—	—	(39,639)	—	(39,639)
Net income	—	—		—	—	—	360,387	360,387	472	360,859

Balance at March 31, 2014	42,832	$680		$262,419	$(22,896)	$(194,328)	$969,632	$1,015,507	$5,086	$1,020,593

*	Amount is less than $500

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,		Three months ended March 31,	Year ended December 31,
	2014	2013	2012	2011
Cash flows from operating activities:
Net income	$360,859	$266,870	$47,403	$183,278
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,567	17,765	4,598	18,730
Change in deferred charges and other assets	10	26	8	30
Impairment of long-lived assets	47	969	—	784
Share-based compensation expense	—	8	—	59
Accrued severance pay and other long-term liabilities, net	(230)	55	(210)	(786)
Loss on sale of long-lived assets	44	13	22	526
Realized (gain) loss on sale of marketable securities	(23)	(57)	—	45
Change in derivative instruments, net	4,181	1,550	(3,392)	5,239
Effect of exchange differences on inter-company balances	(11,670)	(1,510)	2,104	(3,249)
Increase (decrease) in long-term debt due to currency fluctuations	1,137	440	814	(1,835)
Deferred income taxes, net	(23,708)	(18,822)	4,075	(21,374)
(Increase) decrease in trade receivables, net	(19,755)	(8,912)	9,879	(47,565)
Increase in other receivables, prepaid expenses and other	(1,557)	(1,339)	(535)	(622)
Increase in inventories, net	(10,697)	(630)	(1,583)	(24,464)
Increase in long-term receivables, prepaid expenses and other	64	301	53	196
(Increase) decrease in income tax receivables	(17,930)	—	—	291
Increase (decrease) in trade payables	1,804	(3,483)	(521)	1,664
Increase in other accounts payable and accrued expenses	50,686	43,500	3,241	26,603
Increase (decrease) in income tax payables	7,815	(48,094)	12,138	43,857

Net cash provided by operating activities	357,644	248,650	78,094	181,407

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,		Three months ended March 31,	Year ended December 31,
	2014	2013	2012	2011
Cash flows from investing activities:
Purchase of property, plant and equipment	(21,249)	(9,466)	(1,610)	(6,293)
Investment in other intangible assets	(4,555)	(777)	—	—
(Investment in) proceeds from short-term bank deposits	(120,648)	(241,671)	18,045	(60,033)
Proceeds from (investment in) restricted bank deposits	7,203	8,224	4,014	(15,562)
(Investment in) proceeds from long-term deposits and other assets	(33,956)	(5,000)	18	74
(Investment in) proceeds from marketable securities, net	(100)	4,758	(4,909)	1,053
Proceeds from sale of long-lived assets	8	1	28	431

Net cash (used in) provided by investing activities	(173,297)	(243,931)	15,586	(80,330)

Cash flows from financing activities:
Excess tax benefits from share-based payment arrangements	149	838	—	—
Proceeds from issuance of shares, net	1,262	6,584	7	8,850
Purchase of treasury stock	(192,999)	—	—	—
Repayment of long-term debt	(11,874)	(10,748)	(6,595)	(12,898)

Net cash used in financing activities	(203,462)	(3,326)	(6,588)	(4,048)

Effect of exchange rate changes on cash and cash equivalents	(8,202)	(2,375)	1,173	(1,172)

(Decrease) increase in cash and cash equivalents	(27,317)	(982)	88,265	95,857
Cash and cash equivalents at the beginning of the period	237,284	238,266	150,001	54,144

Cash and cash equivalents at the end of the period	$209,967	$237,284	$238,266	$150,001

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$1,695	$2,230	$216	$3,447

Income taxes	$117,409	$133,612	$1,039	$5,102

Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$1,714	$1,573	$633	$790

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 1: — GENERAL

a.	Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, and European subsidiaries (the “Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. As of March 22, 2012, the Company’s ordinary shares are traded on the New York Stock Exchange (the “NYSE”), under the symbol “TARO.” Prior to the move to the NYSE, the Company’s ordinary shares were quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the symbol “TAROF.” As used herein, the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

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

The Group manufactures generic and proprietary drug products in facilities located in Israel and Canada, and manufactures bulk active pharmaceutical ingredients in its Israel facility. The Group’s research facilities are located in Israel and Canada. The majority of the Group’s sales are in North America, primarily in the U.S.A.

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

Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and its affiliates (“Sun”), the Company’s majority shareholder, owns, or controls, 29,497,813, or 68.9%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 79.2% of the vote attributable to the share equity of the Company.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

In December 2013, the Company completed a modified “Dutch auction” tender offer whereby, an aggregate of 1,959,514 ordinary shares were repurchased at the final purchase price of $97.50 per share, for an aggregate purchase price of approximately $193.0 million (including fees and expenses relating to the tender offer). These shares are classified as treasury stock.

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

A majority of the revenue of the Company and certain of its subsidiaries (exclusive of its Canadian, Irish, and U.K. subsidiaries – see below) is generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in dollars. The Company’s management believes that dollars is the primary currency of the economic environment in which the Company and these subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar, requiring re-measurement from the local currency into dollars for each of these entities. All exchange gains and losses resulting from the re-measurement are reflected in the Consolidated Statement of Operations as financial income or expense, as appropriate.

The functional currency of the Company’s Canadian, Irish, and U.K. subsidiaries are the Canadian dollar, the Euro, and the British Pound, respectively.

Accordingly, the financial statements of the Canadian, Irish, and U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the Consolidated Statements of Operations have been translated using the average exchange rate prevailing during the year. The resulting translation adjustments are reported as a component of shareholders’ equity under accumulated other comprehensive income.

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

Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits. Such deposits are stated at cost which approximates market values and are invested at an average interest rate of 1.21% and 1.19% for March 31, 2014 and 2013, respectively.

Restricted short-term bank deposits:

Restricted short-term bank deposits consists of cash balance requirements related to a dispute with a water cooperative in Israel regarding amounts due.

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

Realized gains and losses on sale of investments are included in financial (income) expenses, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial (income) expenses, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities is below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in financial (income) expenses, net in the Consolidated Statements of Operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

During the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, the Company did not own nor sell any marketable securities previously impaired.

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

i.	Property, plant and equipment:

(1)	Property, plant and equipment is stated at cost, net of accumulated depreciation. Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

(2)	Depreciation is calculated utilizing the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

%
Buildings	2.5 - 10
Machinery and equipment	5 - 20 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

(3)	The Group accounts for costs of computer software developed or obtained for internal use in accordance with FASB ASC Subtopic 350-40, “Intangibles: Goodwill and Other – Internal-Use Software.” FASB ASC Subtopic 350-40 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. As of March 31, 2014 and 2013, the Group capitalized $4,569 and $4,609 of software costs, respectively. Software costs are amortized using the straight-line method over their estimated useful life of three years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

j.	Lease of land from Israel Land Administration:

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

The Company determined the fair value of a reporting unit using the market approach which is based on the market capitalization by using the share price of the Company in the NYSE and an appropriate control premium. As of March 31, 2014, the market capitalization of the Company was significantly higher than the net book value of the reporting unit and therefore there was no need to continue to step 2. Taro determined the goodwill was not subject to impairment as of March 31, 2014 and 2013.

l.	Contingencies:

The Company is involved in various patent, product liability, consumer, commercial and environmental claims, government investigations, and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies, the Company records accruals for these types of contingencies to the extent that the Company concludes their occurrence is probable and that the related liabilities are estimable. The Company records anticipated recoveries under existing insurance contracts that are virtually certain of occurring and at the gross amount that is expected to be collected.

m.	Tax contingencies:

FASB ASC 740, “Income Taxes,” contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. Liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740 amounted of $6,858 and $6,634 as of March 31, 2014 and 2013, respectively.

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

Debt issuance costs in respect to long-term debentures from institutional investors and bondholders are deferred and amortized under the effective interest method over the term of the debentures.

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. In the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, the Company recorded $47, $969, $0 and $784 impairment loss, respectively. As these losses related to the fixed assets of its Irish facility, they were included in discontinued operations.

o.	Comprehensive income:

The Company accounts for comprehensive income in accordance with FASB ASC Topic No. 220, “Comprehensive Income.” This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relates to unrealized gains and losses on available for sale securities and foreign currency translation adjustments. In accordance with the changes with the implementation of ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” and ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” the Company presents comprehensive income on the Consolidated Statements of Comprehensive Income which follows the Consolidated Statements of Operations.

p.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company may reissue treasury shares upon exercise of options. When treasury stock is reissued, the Company accounts for their issuance in accordance with FASB ASC Subtopic 505-30, “Equity – Treasury Stock,” and charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

q.	Revenue recognition:

The Company generally recognizes revenue from product sales when title and risk of loss have transferred to its customers and when the criteria in FASB ASC Subtopic 605-15, “Revenue Recognition – Products,” have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) the price to customers is fixed or determinable; (iv) collectability is reasonably assured, and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company. Depending on the terms of our customer arrangements, revenue is generally recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Research and development expenses are charged to expense as incurred. Payments made for research and development services prior to the services being rendered are recorded as prepaid assets on our balance sheet and expensed as provided.

s.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company did not earn any grants during the year ended March 31, 2014 and 2013, the three months ended March 31, 2012, or the year ended December 31, 2011.

t.	Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $9,787, $7,213, $2,166, and $7,270 for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively.

u.	Income taxes:

Income taxes are accounted for in accordance with FASB ASC Topic 740, “Income Taxes.” FASB ASC Topic 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of March 31, 2014 and 2013, the Company’s management determined that it was more likely than not that the Company will not benefit from the deferred tax assets in the subsidiary. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that the Company will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

v.	Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities. These taxes are recorded on a net basis and therefore do not impact the statement of operations.

w.	Basic and diluted net income per ordinary share attributable to Taro:

Basic net income per ordinary share is calculated based on the weighted-average number of ordinary shares outstanding during each year. Diluted net income per ordinary share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year (except where anti-dilutive), in accordance with FASB ASC Topic 260, “Earnings per Share.”

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

x.	Freight and distribution costs:

In accordance with FASB ASC Subtopic 605-45, “Revenue Recognition – Principal Agent Considerations,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $10,800, $9,830, $2,537, and $8,169 for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively.

y.	Accounting for share-based compensation:

The Company recognizes compensation expense in accordance with FASB ASC Topic 718, “Compensation: Stock Compensation,” for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. Upon the adoption of FASB ASC Topic 718, the expected life of the option is estimated using the “simplified” method as provided in Staff Accounting Bulletin (“SAB”) 107. Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. On December 21, 2007, the SEC issued SAB No. 110 (“SAB 110”), codified as Topic 14.D.2 which, effective January 1, 2008, amends and replaces SAB 107. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008, and will continue to apply the simplified method until sufficient historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

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

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. At March 31, 2014, three different customers represented approximately 29.2%, 18.2% and 13.9% of the Company’s trade accounts receivable. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

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

FASB ASC Topic 815, “Derivatives and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged. The designation is based upon the nature of the exposure being hedged. At March 31, 2014 and 2013, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial (income) expense, net in the Consolidated Statement of Operations during the period of change with the cash flows reported on the Consolidated Statements of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. See Note 10.

cc.	Fair value measurements:

The Company adopted FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” which provides a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs). FASB ASC Topic 820 also requires additional disclosure about fair value measurements.

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A – Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).” The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers. Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance. The amendments in this update will be effective prospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the effects, if any, adopting this guidance will have on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The guidance amends the definition of discontinued operations to limit the disposals that may be reported as discontinued operations. To be reported as discontinued operations, a disposal must be a result of a change in an entity’s strategy and have a major effect on the entity’s operations and financial results. The amendments also expand the disclosures required for discontinued operations to include additional information about the assets, liabilities, revenues, expenses, and cash flows of the discontinued operation. If a disposal does not qualify as discontinued operations under the amended guidance, the entity must disclose the disposal’s pretax profit or loss. The amendments in this update will be effective prospectively for annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11 “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (A Consensus of the FASB Emerging Issues Task Force.” The amended guidance clarifies when the unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss and when the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with the deferred tax asset. The guidance is effective for fiscal years, and interim periods, beginning after December 15, 2013. The adoption of this guidance is not expected to have a material effect on our results of operations, financial position or cash flows.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force).” The amendments in this standard clarify when to release the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity. The amendments in this update were effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The adoption of ASU 2013-05 is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force).” This standard provides guidance for the recognition, measurement, and disclosure for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The amendments in this update were effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-04 is not expected to have a material impact on the Company’s financial position or results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 3: — SHORT-TERM INVESTMENTS

a.	The following is a summary of marketable securities which are classified as available-for-sale:

	March 31,
	2014			2013
	Amortized cost	Unrealized gain	Market value	Amortized cost	Unrealized gain	Market value
Available-for-sale: Government debentures	$3,304	$(49)	$3,255	$3,134	$49	$3,183

b.	The estimated fair value of available-for-sale investments as of March 31, 2014 and 2013 by contractual maturity, are as follows:

	March 31,
	2014		2013
	Cost	Market Value	Cost	Market Value
Available-for-sale government debentures:
Matures in more than five years	3,188	3,255	3,076	3,183

	$3,188	$3,255	$3,076	$3,183

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2014	2013
Trade accounts receivable, gross	$322,140	$237,013
Reserves for sales deductions:
Chargebacks	(46,919)	(22,792)
Customer rebates	(58,593)	(32,005)
Other sales deductions	(77,713)	(62,288)
Allowance for doubtful accounts	(143)	(118)

Trade accounts receivable, net	$138,772	$119,810

b.	Other receivables and prepaid expenses:

	March 31,
	2014	2013
Prepaid expenses	$7,851	$8,003
Deferred income taxes	128,689	104,508
Government authorities	19,508	1,515
Advances to suppliers	1,101	861
Derivative instruments	2,924	3,643
Other	2,319	1,238

	$162,392	$119,768

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

As discussed above, the Company believes it has the experience and information necessary to reasonably estimate the amounts of reserves for its sales incentives programs. Several of the assumptions used by the Company for certain estimates are based on information received from third parties, such as wholesale customer inventory levels, market data, and other factors beyond the Company’s control. The most critical estimates in determining these reserves, and the ones therefore that would have the largest impact if these estimates were not accurate, are related to contract sales volumes, average contract pricing, customer inventories and return volumes. The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011:

	For the year ended March 31, 2014
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(22,792)	$(310,355)	$286,228	$(46,919)
Rebates and Other	(94,411)	(311,405)	269,367	(136,449)

Total	$(117,203)	$(621,760)	$555,595	$(183,368)

Current Liabilities
Returns	$(49,701)	$(47,209)	$32,766	$(64,144)
Other (1)	(27,697)	(63,780)	48,291	(43,186)

Total	$(77,398)	$(110,989)	$81,057	$(107,330)

	For the year ended March 31, 2013
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,789)	$(263,330)	$261,327	$(22,792)
Rebates and Other	(69,435)	(192,115)	167,139	(94,411)

Total	$(90,224)	$(455,445)	$428,466	$(117,203)

Current Liabilities
Returns	$(33,426)	$(37,977)	$21,702	$(49,701)
Other (1)	(33,837)	(43,184)	49,324	(27,697)

Total	$(67,263)	$(81,161)	$71,026	$(77,398)

	For the three months ended March 31, 2012
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,145)	$(51,711)	$51,067	$(20,789)
Rebates and Other	(65,940)	(50,349)	46,854	(69,435)

Total	$(86,085)	$(102,060)	$97,921	$(90,224)

Current Liabilities
Returns	$(30,722)	$(6,292)	$3,588	$(33,426)
Other (1)	(32,606)	(11,215)	9,984	(33,837)

Total	$(63,328)	$(17,507)	$13,572	$(67,263)

	For the year ended December 31, 2011
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(26,559)	$(224,112)	$230,526	$(20,145)
Rebates and Other	(41,567)	(150,799)	126,426	(65,940)

Total	$(68,126)	$(374,911)	$356,952	$(86,085)

Current Liabilities
Returns	$(21,962)	$(23,242)	$14,482	$(30,722)
Other (1)	(13,099)	(51,462)	31,955	(32,606)

Total	$(35,061)	$(74,704)	$46,437	$(63,328)

(1)	Includes indirect rebates.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 6: — INVENTORIES

	March 31,
	2014	2013
Raw and packaging materials	$41,216	$33,293
Finished goods	49,525	48,549
Work in progress	19,250	21,079
Purchased products for commercial purposes and other	7,648	6,705

	$117,639	$109,626

As of March 31, 2014 and 2013, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $14,190 and $15,274, respectively.

As of March 31, 2014 and 2013, there were no pledges of inventory.

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2014	2013
Cost:
Land	$8,821	$8,905
Buildings	148,881	144,038
Leasehold improvements	2,114	1,757
Machinery and equipment	165,003	157,086
Computer equipment	28,329	33,621
Motor vehicles	247	220
Furniture, fixtures and office equipment	9,216	9,148
Advances for property and equipment	1,987	1,333

	364,598	356,108

Accumulated depreciation and impairment charges:
Buildings	$52,615	$47,987
Leasehold improvements	1,250	1,750
Machinery and equipment	124,484	121,044
Computer equipment	27,117	32,485
Motor vehicles	170	152
Furniture, fixtures and office equipment	7,546	7,425

	213,182	210,843

Depreciated cost	$151,416	$145,265

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

b.	Depreciation expenses were $12,950, $14,329, $3,731, and $15,154 for the year ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively. For related impairment charges, see Note 2.n.

c.	Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,832 as of March 31, 2014 and 2013. There were no additional capitalized interest and other costs as of March 31, 2014 and 2013, respectively.

d.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,569 and $4,609 as of March 31, 2014 and 2013, respectively.

e.	As for pledges – see Note 14.

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2014	2013
Cost:
Product and distribution rights	$78,366	$73,961
Deferred charges in respect of debentures from institutional investors	193	193
Other deferred costs	1,568	1,541

	80,127	75,695

Accumulated amortization and impairment charges:
Product and distribution rights	61,752	58,366
Deferred charges in respect of debentures from institutional investors	191	187
Other deferred costs	1,542	1,535

	63,485	60,088

Amortized cost	$16,642	$15,607

b.	Amortization expenses related to product and distribution rights were $3,617, $3,436, $867 and $3,576 for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively.

c.	As of March 31, 2014, the estimated amortization expense of product and distribution rights for 2015 to 2019 is as follows: 2015—$3,332; 2016—$3,216; 2017—$3,219; 2018—$2,552; 2019—$334.

d.	The weighted-average amortization period for product rights is approximately 6 years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 9: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	March 31,
	2014	2013
Prepayment of land leased from Israel Land Administration (1)	$14,507	$13,682
Long-term deposits	36,183	5,000
Derivative instruments (2)	—	1,767
Severance pay fund (3)	2,085	2,594
Long-term security deposit	53	133
Other	66	51

	$52,894	$23,227

(1)	The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). This amount was prepaid. See Note 2.j.
(2)	See Note 10.
(3)	Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations. See Note 12.b.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The subsidiaries’ matching contribution to the plan was $1,075, $987, $233 and $861 for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively.

	Years ended March 31,		Three months ended March 31,	Year ended December 31,
	2014	2013	2012	2011
Pension, retirement savings and severance expenses	$6,140	$6,009	$1,690	$6,765

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

In September 2005, the Company entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%. At March 31, 2014 and March 31, 2013, the fair market value of the swap was a liability of $802 and $1,206, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized gain (loss) of $404, $127, $91 and ($303) within financial (income) expenses, net for the year ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively. See Note 13.a.2.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the United States dollar and the exchange rates between the United States dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2013	1.27%	0.99%	(1.80%)	1.65%	3.65	1.02
3/31/2014	1.29%	1.55%	(4.41%)	8.84%	3.49	1.11

(1)	Per Bank of Israel
(2)	Per Bank of Canada

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%. At the same time, the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,190 plus a fixed rate of 5.9%. This swap matured on November 28, 2008, and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap. In accordance with this swap agreement, the Company will receive NIS 201,270 in six annual payments (equivalent of the remaining debt balance as of November 28, 2008), which is linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance. The Company is required to pay $51,344 plus a fixed rate of 6.59%. At March 31, 2014, the fair market value of the swap was $2,924 (recorded in other receivables and prepaid expenses). At March 31, 2013, the fair market value of the swap was $3,431 comprised of a $1,664 asset (recorded in other receivables and prepaid expenses) and a $1,767 asset (recorded in long-term receivables and other assets). The Company recorded net gains of $1,025, $255, $998 and $2,892 within financial expenses, net for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

In October 2011, the Company entered into separate forward contracts to purchase the Israeli Shekel and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates. The forward contract to purchase the Shekel is for a total amount of $41,042 which is settled in monthly installments of $3,958 for the first five months and $3,542 for the remaining six months. The Company recorded a gain (loss) of $2,190, $990, $1,035 and ($1,705) for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, for this contract. The forward contract to purchase the Canadian dollar is for a total amount of $65,350 which is settled in monthly installments of $7,000 for the first four months and $6,225 for the remaining six months. The Company recorded a net gain (loss) of ($4,421), ($1,303), $1,649 and $822 for the year ended March 31, 2014 and 2013, the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, for this contract.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and 2013 were as follows:

	March 31, 2014
	Quoted Market Prices of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities	$3,255	$—	$—
Forward contracts	—	679	—
Cross-currency swaps	—	2,245	—

	$3,255	$2,924	$—

Liabilities
Interest rate swap	$—	$802	$—
Forward contracts	—	3,213	—

	$—	$4,015	$—

	March 31, 2013
	Quoted Market Prices	Significant Other	Significant Unobservable
	of Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Assets
Marketable securities	$3,183	$—	$—
Forward contracts	—	1,979	—
Cross-currency swaps	—	3,431	—

	$3,183	$5,410	$—

Liabilities
Interest rate swap	$—	$1,206	$—
Forward contracts	—	1,318	—

	$—	$2,524	$—

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2014	2013
Returns reserve	$64,144	$49,701
Due to customers	10,702	497
Employees and payroll accruals	19,498	16,667
Deferred revenue	19,917	351
Medicaid and indirect rebates	32,484	27,200
Accrued income taxes	27,090	20,055
Legal and audit fees	496	1,206
Settlements and loss contingencies	26,540	30,000
Accrued expenses	9,702	7,682
Interest payable	256	458
Deferred taxes	343	326
Derivative instruments	3,213	1,318
Other royalties	2,321	3,488
Other	3,829	2,865

	$220,535	$161,814

b.	Other long-term liabilities:

	March 31,
	2014	2013
Accrued severance pay	$1,990	$2,730
Interest rate swap	802	1,206
Accrued taxes	60	60

	$2,852	$3,996

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 13: — LONG-TERM DEBT

a.	Composed as follows:

	March 31,
	2014	2013
Debentures with institutional investors (1)	$11,117	$21,047
Mortgage for U.S. headquarters facility (2)	6,745	7,552

	17,862	28,599

Less: current maturities	11,974	11,330

	$5,888	$17,269

(1)	In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel. At March 31, 2014, the outstanding debentures are comprised of $422 (issued in U.S. dollars) at an interest rate of 6.1% with the remaining debentures of $10.695 (issued in NIS) at a rate of Israeli CPI plus 5.8%. The debentures mature in November 2014. The debentures provide certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1. The test is based on the Company’s audited financial statements, and is performed on April 1 of each year with respect to the prior calendar year.
(2)	In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey (subsequently retired in February 2012). The Company guaranteed these obligations. The mortgage on the New York facility was $6,745 and $7,552 as of March 31, 2014 and 2013, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90. At March 31, 2014 and 2013, the debt service coverage ratio was 2.25 and 2.20, respectively. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage.

As of March 31, 2014, the Company is in compliance with all of its covenants.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted-Average Interest Rate		Amount
	March 31,		March 31,
	2014	2013	2014	2013
In, or linked to, U.S. dollars (1)	1.72%	1.96%	$7,167	$8,394
In Israeli currency – linked to CPI	5.80%	5.80%	10,695	20,205

			$17,862	$28,599

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

(1)	Includes a mortgage loan in the amount of $6,745 and $7,552 as of March 31, 2014 and 2013, respectively, which is subject to variable interest rates linked to LIBOR. The remaining outstanding debt is subject to fixed interest rates.

c.	The debt matures as follows:

As of
Year Ended	March 31, 2014
3/31/2015	$11,974
3/30/2016	912
3/30/2017	969
3/31/2018	1,031
3/31/2019	1,096
Thereafter	1,880

$17,862

As of the date of these financial statements, the Company has met all of its scheduled debt obligations.

For collateral, see Note 14.

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	March 31,
	2014	2013
Mortgage for U.S. headquarters facility	$6,745	$7,552

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 15: — COMMITMENTS AND CONTINGENT LIABILITIES

a.	Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2017. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31,
2014
3/31/2015	$1,562
3/30/2016	900
3/30/2017	208

$2,670

Total rent expenses were $3,245, $3,479, $921 and $3,755 for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars). As of March 31, 2014 and 2013, the aggregate contingent liability to the OCS was $11,320 and $10,972, respectively.

Royalty payments to the OCS were $0, $0, $0 and $736 for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively.

c.	Legal proceedings:

From time to time the Company is subject to litigation arising in the ordinary course of business. The Company records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions. The Company is party to certain lawsuits disclosed herein; whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

1.	Legal actions commenced by the Company:

i.	Company’s lawsuit related to Ovide® (malathion) Lotion:

On April 28, 2011, the Company filed a lawsuit against Suven Life Sciences Ltd. (“Suven”) in the United States District Court of New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%. The suit alleges that Suven’s ANDA seeking approval from the FDA to sell its own malathion lotion infringes Taro’s patent. In 2013, the parties reached a settlement under which Suven will manufacture Ovide® for the Company using Suven’s ANDA and a patented process that yields ultrapure malathion.

2.	Litigation related to Israeli taxation:

i.	The Company challenged a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro U.S.A. The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34,000 nominal amount of tax and approximately $19,000 in interest and other charges to be paid by Taro. In January 2008, the Company filed an appeal against the assessment with the Haifa District Court. In addition, applications for the conduct of Mutual Agreement Proceedings (“MAP”) pursuant to the Israel-United States tax treaty with respect to this matter have been filed both with the ITA and the U.S. Internal Revenue Service. MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings. The Company and the ITA reached an agreement related to the tax assessment and the Company paid the ITA NIS 7,500 on October 5, 2011.

3.	Other Legal Actions:

On November 19, 2013, a number of minority shareholders of the Company commenced litigation in Israel, seeking to invalidate certain resolutions that were adopted at the annual general meeting of the Company held on September 12, 2013. This litigation challenged the adoption of these resolutions by claiming that they did not receive the requisite approval of a majority of shares voted at the meeting not held by the Company’s controlling shareholder or shareholders with a “personal interest” in the resolutions (as required by the Israeli Companies Law). These shareholders also raised other claims regarding the resolutions adopted at that meeting, such as the validity of the compensation policy approved by the shareholders. Since this litigation was filed, these resolutions were ratified at an extraordinary general meeting held on March 27, 2014. The legal proceeding is continuing, however, and is now in the discovery phase. After discovery, the plaintiffs are required to amend their original filing by August 10, 2014, in order to show that it continues to have a basis for challenging the adoption of these resolutions.

On March 28, 2013, the Company was sued by Mallinckrodt LLC, Mallinckrodt Inc. (“Mallinckrodt”) and Nuvo Research Inc. (“Nuvo”) in the United States District Court for the District of Delaware for alleged infringement of Nuvo’s United States Patent No. 8,217,078, which covers the use of Mallinckrodt’s Pennsaid® product, due to the Company’s filing of an ANDA for the generic version of Pennsaid®. Following lengthy settlement negotiations, the parties agreed to extend the time for the Company to answer, move, or otherwise respond to the Complaint several times. On April 9, 2014, the Company filed with the court a Motion to Dismiss Claims or, in the Alternative, to Transfer to the Southern District of New York and the Company moved to dismiss the case for lack of personal jurisdiction. Mallinckrodt and Nuvo’s opposition response will be due July 28, 2014 and the Company’s reply is due August 8, 2014. We are not in a position to quantify the likely outcome of this case.

On March 7, 2011, the Company was sued by The Blackstone Group L.P. (“Blackstone”) in the Supreme Court of the State of New York, County of New York. The lawsuit alleges breach of contract relating to fees under an agreement whereby Blackstone would provide certain financial advisory services to the Company. Blackstone originally sought $6.3 million in fees and expenses and has subsequently amended its pleadings to adjust its claim to $3.7 million. On January 1, 2013, a judgment was entered in favor of Blackstone and in February 2013, Taro paid Blackstone a net settlement amount of $4.4 million.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

Taro is party to two actions brought against various pharmaceutical manufacturers in the States of Utah and Louisiana that relate to drug price reporting by manufacturers, as well as one investigative demand brought by a third State. In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers and in November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuits allege that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated published prices (average wholesale prices or “AWP”). The Utah trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State was given leave by the court to re-plead its case, which it did. A motion to dismiss filed by the defendants in this case is currently pending before the court. The defendants subsequently filed a motion to dismiss, which was denied. The case remains ongoing. The Company settled the Louisiana action for $6.1 million in September 2013. During the year ended March 31, 2014, the Company recorded an additional provision of $0.5 million for AWP-related matters.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay. In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits. On June 17, 2013, the court dismissed the lawsuits and ruled that the plaintiffs were unable to prove that their exposure to dangerous substances in the Kishon River water was the cause of their illnesses. The plaintiffs filed an appeal to the Supreme Court, which is still pending. The hearing of the lawsuits filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River was dismissed by the court on November 3, 2013. The plaintiffs have requested an extension to the appeal deadline.

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

d.	Licensing Agreements:

1.

On December 6, 2013, Taro purchased NDA #18-3337 Feverall® (80mg, 120mg, 325mg, and 650mg acetaminophen) rectal suppositories from Actavis Mid Atlantic, LLC. Taro made an up-front payment for all rights to this NDA.

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

3.	On July 20, 2010, Taro and Galderma Laboratories, L.P. (“Galderma”), entered into a sub-license and supply agreement. Galderma manufactures a generic version of the product and Taro distributes to its customers. Taro purchases product at an establish transfer price and pays royalties based on the amounts of net sales to its customers.

4.	In May 2010, Taro and Glenmark Generics Inc., USA, a wholly owned subsidiary of Glenmark Generics Ltd., India (“Glenmark”), entered into an exclusive license and supply agreement for a branded product. Glenmark manufactures the product and Taro distributes the product to customers. Taro made an up-front payment of $2,500 for distribution rights and an additional payment of $2,500 upon the first shipment to customers, for a total of $5,000, which is being amortized over six years. Taro also pays royalties based on the amounts of sales to its customers.

5.

In May 2010, Taro and Quinnova Pharmaceuticals, Inc. (“Quinnova”) entered into an agreement under which Taro manufactured and Quinnova co-promoted Taro’s Topicort® and desoximetasone products. The parties mutually agreed to terminate the agreement in January 2011.

e.	Other:

Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. For multiple source drugs with respect to which FDA has rated at least three drugs as therapeutically equivalent, the amount that states may reimburse pharmacies is subject to a Federal upper limit (FUL) ceiling. Health care reform legislation enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the FULs so that the FUL is based on 175 percent of the weighted-average of the average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically equivalent multiple source drugs. The change in FUL methodology has not been implemented yet by CMS. Effective October 1, 2010, the legislation also changed the definition of AMP to exclude sales to certain customer classes that were previously included. In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid and Medicare Part B, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state. The amount of the rebate is based on the AMP and (for innovator drugs) the best price of the drug. Besides changing the definition of AMP, the health care reform legislation increased the minimum Medicaid Rebate, effective January 1, 2010.

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

On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011, (the “Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term. The Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. Additionally, the Agreement, inter alia, provided for a one-time payment of $1,500 (payable in NIS) to be divided among Taro’s Israeli employees as of the date of the Agreement.

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

The options were substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000 and none of the options granted include stock appreciation rights. The options were granted to employees and associates, have a four to five-year graded vesting term and expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of March 31, 2014 and 2013, an aggregate of 1,000 and 25,500 options in respect of the 1999 plan were outstanding, respectively, and no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

2.	A summary of the Company’s stock option activity and related information for the year ended March 31, 2014 is as follows:

	Number of options	Exercise price	Weighted- average exercise price	Weighted- average remaining contractual terms (in years)	Aggregate intrinsic value
Outstanding at March 31, 2013	25,500	$24.68—$68.51	$52.32
Exercised	(23,700)	$24.68—$68.51	$53.27
Forfeited	(800)	$55.03—$60.38	$57.04
Granted	—	$—	$—

Outstanding at March 31, 2014	1,000	$26.09	$26.09	0.59	$85

Exercisable at March 31, 2014	1,000	$26.09	$26.09	0.59	$85

Vested at March 31, 2014	1,000		$26.09	0.59	$85

There were 23,700, 291,555, 500, and 32,775 options exercised in the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, respectively, with a total intrinsic value of approximately $557, $5,286, $12 and $378, respectively.

As of March 31, 2013, the compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan was fully amortized. For the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011, the Company recognized $0, $8, $0, and $59, respectively, in share-based compensation expense.

d.

The number of options exercisable as of March 31, 2014 and 2013 were 1,000 and 25,500, respectively. The weighted-average exercise prices for the options exercisable as of March 31, 2014 and 2013 were $26.09 and $52.32, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

e.	Dividends:

The Company may declare and pay dividends from retained earnings. For restrictions on dividend distribution, see Note 17.c.

f.	Net income per share:

	Year ended March 31, 2014			Year ended March 31, 2013			Three months ended March 31, 2012			Year ended December 31, 2011
	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denomi- nator)	Per Share Amount
Basic EPS:	$360,387	44,276,003	$8.14	$266,206	44,677,603	$5.96	$47,252	44,476,429	$1.06	$182,680	44,405,539	$4.11
Effect of dilutive securities:
Stock options	—	3,121	—	—	37,508	—	—	112,578	—	—	85,943	—

Diluted EPS:	$360,387	44,279,124	$8.14	$266,206	44,715,111	$5.95	$47,252	44,589,007	$1.06	$182,680	44,491,482	$4.11

g.	As of March 31, 2014, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of ($22,997) and unrealized gain from available for sale securities of $100. As of March 31, 2013, the accumulated other comprehensive income comprised of gain from foreign currency translation adjustments of $16,594 and unrealized gain from available for sale securities of $150.

NOTE 17: — INCOME TAXES

a.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011 and 25% in 2012, 2013 and 2014. Beginning with the fiscal year ended March 31, 2015 and onwards, the rate will be 26.5%

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of March 31, 2014, Management believes that the Company is meeting all of the aforementioned requirements.

If the Company pays a dividend out of income derived from the Approved and/or Benefited Enterprises incurred during the tax exemption period, the Company will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount of dividend distributed.

Tax exempt income, attributable to the Approved and/or Benefited Enterprises, cannot be distributed to shareholders without subjecting the Company to additional taxes. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and/or Benefited Enterprises as the undistributed tax exempt income is essentially permanent by reinvestment.

For the year ended March 31, 2014, income not eligible for Approved and/or Benefited Enterprise benefits is taxed at a regular rate, which was 25% in 2013 (see above).

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

e.	Income from continuing and discontinued operations before income taxes is comprised of the following:

			Three months	Year ended
	Year ended March 31,		ended March 31,	December 31,
	2014	2013	2012	2011
Domestic (Israel)	$190,233	$65,934	$26,241	$78,499
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	253,355	268,735	38,953	129,330

Income from continuing and discontinued operations before taxes	$443,588	$334,669	$65,194	$207,829

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

f.	Taxes on income are comprised of the following:

			Three months	Year ended
	Year ended March 31,		ended March 31,	December 31,
	2014	2013	2012	2011
Current taxes	$106,561	$93,165	$9,352	$48,502
Prior years’ (benefits) taxes	(124)	(6,544)	4,364	(2,577)
Deferred income (benefits) taxes	(23,708)	(18,822)	4,075	(21,374)

	$82,729	$67,799	$17,791	$24,551

Domestic	$16,852	$1,139	$1,730	$3,993
Foreign	65,877	66,660	16,061	20,558

	$82,729	$67,799	$17,791	$24,551

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $1,439, $1,320, $613 and $1,954 for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012 and the year ended December 31, 2011, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

g.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

			Three months	Year ended
	Year ended March 31,		ended March 31,	December 31,
	2014	2013	2012	2011
Statutory tax rate (In Israel)	25%	25%	24%	24%
(Decrease) increase in effective tax rate due to:
Tax benefits from reduced tax rates under benefit programs	(5%)	(4%)	(4%)	(5%)
Different tax rates applicable to non-Israeli subsidiaries	(2%)	1%	1%	(3%)
Uncertain tax positions, net	1%	(3%)	(1%)	(3%)
Taxes (benefits) from prior years	(0%)	1%	7%	(1%)

Effective consolidated tax rate	19%	20%	27%	12%

h.	Current taxes are calculated at the following rates:

			Three months	Year ended
	Year ended March 31,		ended March 31,	December 31,
	2014	2013	2012	2011
On Israeli operations (not including “Approved Enterprise”)	25.0%	25.0%	24.0%	24.0%
On U.S. operations *	35.0%	35.0%	35.0%	35.0%
On Canadian operations *	25.0%	25.0%	25.0%	26.5%
On U.K. operations *	23.0%	24.0%	26.5%	26.5%
On Ireland operations *	12.5%	12.5%	12.5%	12.5%

*	The U.S., Canadian, U.K., and Irish subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits and manufacturing and processing credits, thereby reducing its effective tax rate.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward losses.

	March 31,
	2014	2013
Deferred tax assets:
Net operating loss carryforward	$12,347	$11,574
Deferred revenue	23,343	16,146
Property, plant, and equipment	1,224	1,507
Accrued expenses	91,603	78,192
Bad debt allowance	38	36
Amortization and impairment	5,917	6,301
Other, net	12,695	9,323

Total deferred tax assets	147,167	123,079
Valuation allowance for deferred tax assets	(13,573)	(13,082)

Net deferred tax assets	133,594	109,997

Deferred tax liabilities:
Property, plant, and equipment	(1,739)	(1,879)
Other, net	(343)	(326)

Total deferred tax liabilities	(2,082)	(2,205)

Net deferred tax assets	$131,512	$107,792

Domestic	$9,990	$5,162
Foreign	121,522	102,630

	$131,512	$107,792

The deferred income taxes are presented in the balance sheet as follows:

	March 31,
	2014	2013
Among current assets (“other receivables and prepaid expenses”)	$128,689	$104,508
Long-term deferred income tax assets	4,905	5,489
Among short-term liabilities	(343)	(326)
Among long-term liabilities	(1,739)	(1,879)

	$131,512	$107,792

j.	Carryforward tax losses:

1.	The Company:

As of March 31, 2014, the Company has no carryforward losses in Israel.

2.	Canadian subsidiary:

As of March 31, 2014, this subsidiary has no carryforward losses.

3.	U.K. subsidiary:

As of March 31, 2014, this subsidiary has carryforward tax losses of $10,083, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.u, there is a full valuation allowance provided against these losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

4.	Irish subsidiary:

As of March 31, 2014, this subsidiary has carryforward losses of $82,529. Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines. As discussed in Note 2.u, a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of March 31, 2014, this subsidiary has no carryforward tax losses. This subsidiary has been examined by the U.S. tax authorities through March 31, 2012; however due to the fact that this subsidiary has a past net operating loss carryforward, it remains subject to examination by the U.S. tax authorities from 2002 onward, but only to the extent of the amount of the net operating loss carryforward.

6.	Hungarian subsidiary:

As of March 31, 2014, this subsidiary has no carryforward losses.

k.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

l.	At March 31, 2014, deferred income taxes were not provided for on a cumulative total of $551,354 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed. Taro Canada intends to invest these earnings indefinitely in its operations.

m.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.

n.	Tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2012. The Company’s tax provision was adequate to satisfy these assessments. The Company remains subject to examination by the Israeli tax authorities for years 2010 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

The Company completed its tax assessments with the U.S. tax authorities for the years through March 31, 2012. The Company’s tax provision was adequate to satisfy these assessments. However, due to the fact that this subsidiary has a past net operating loss carryforward, the U.S. subsidiary remains subject to examination by the U.S. tax authorities only to the extent of the amount of the net operating loss carryforward. Taro U.S. has the 2013 tax year currently under examination. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination related to these years.

The Company completed its tax assessments with the Canadian tax authorities for the years through 2008. The Company’s tax provision was adequate to satisfy these assessments. Taro Canada has the 2009, 2010 and 2011 tax years currently under examination and remains subject to examination by the Canadian tax authorities for years after 2008. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

o.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income Taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.u).

	March 31,
	2014	2013	2012
Unrecognized tax exposure at beginning of year	$6,634	$13,828	$14,425
Increases as a result of positions taken in prior period	146	1,912	92
Decreases as a result of positions taken in prior period	(1,815)	(115)	—
Increases as a result of positions taken in current period	1,893	1,495	36
Decreases as a result of positions taken in current period	—	—	(725)
Decreases due to settlements with tax authorities	—	(10,216)	—
Decreases due to expiration of statute of limitations	—	(270)	—

Unrecognized tax exposure at end of year	$6,858	$6,634	$13,828

The total amount of interest and penalties recognized on the Consolidated Statement of Operations for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012 and December 31, 2011 were $751, ($2,730), $806 and $60, respectively. The total amount of interest and penalties recognized on the consolidated balance sheet at March 31, 2014 and 2013 were $2,567 and $1,968, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $6,858 and $6,634 at March 31, 2014 and 2013, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

			Three months ended	Year ended
	Years ended March 31,		March 31,	December 31,
	2014	2013	2012	2011
Sales by location of customers :
Israel	$22,917	$19,929	$5,472	$21,528
Canada	56,718	52,452	13,167	43,720
U.S.A.	669,481	587,851	122,472	424,950
Other	10,169	10,722	4,030	15,470

	$759,285	$670,954	$145,141	$505,668

Selling, marketing, general and administrative expenses:
Selling and marketing	$46,343	$43,938	$12,192	$42,247
Advertising	9,787	7,213	2,166	7,270
General and administrative *	35,603	35,287	8,743	44,401
Settlements and loss contingencies	2,590	33,300	—	—

	$94,323	$119,738	$23,101	$93,918

* Including provision for doubtful accounts	$25	$4	$(50)	$90

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$1,515	$2,512	$368	$4,671
Income in respect of deposits	(6,683)	(4,026)	(510)	(1,520)
Expenses in respect of short-term credit	1	—	35	72
Foreign currency transaction losses	(7,118)	(2,417)	1,107	(6,920)

	$(12,285)	$(3,931)	$1,000	$(3,697)

NOTE 19: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments.”

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

	Israel	Canada*	U.S.A.	Other	Consolidated
Year ended March 31, 2014 and as of March 31, 2014:
Sales to unaffiliated customers **	$22,917	$56,718	$669,481	$10,169	$759,285
Long-lived assets ***	$90,676	$44,165	$39,140	$1,325	$175,306
Year ended March 31, 2013 and as of March 31, 2013:
Sales to unaffiliated customers **	$19,929	$52,452	$587,851	$10,722	$670,954
Long-lived assets ***	$87,912	$38,614	$40,383	$1,240	$168,149
Three months ended March 31, 2012 and as of December 31, 2012 :
Sales to unaffiliated customers **	$5,472	$13,167	$122,472	$4,030	$145,141
Long-lived assets ***	$91,245	$40,148	$42,607	$2,342	$176,342
Year ended December 31, 2011 and as of December 31, 2011:
Sales to unaffiliated customers **	$21,528	$43,720	$424,950	$15,470	$505,668
Long-lived assets ***	$92,547	$41,010	$43,133	$2,291	$178,981

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer’s location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.

b.	For the year ended March 31, 2014, the Company had net sales to three different customers of 20.4%, 17.3% and 13.4% of consolidated net sales. For the year ended March 31, 2013, the Company had net sales to three different customers of 20.8%, 14.0% and 12.2% of consolidated net sales. For the three months ended March 31, 2012, the Company had net sales to three different customers of 24.1%, 12.7% and 11.9% of consolidated net sales. For the year ended December 31, 2011, the Company had net sales to three different customers of 18.9%, 12.4% and 11.8% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2014 and 2013, the three months ended March 31, 2012, and the year ended December 31, 2011:

	Year ended March 31,		Three months ended March 31,	Year ended December 31,
Category	2014	2013	2012	2011
Dermatological and topical	73%	77%	70%	67%
Neuropsychiatric	14%	9%	10%	13%
Cardiovascular	6%	6%	9%	9%
Anti-inflammatory	4%	4%	4%	5%
Other	3%	4%	7%	6%

Total	100%	100%	100%	100%

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 20: — DISCONTINUED OPERATIONS

a.	During 2010, the Company’s management decided to sell its Irish facility. The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated Statements of Operations.

b.	The following is the detail of discontinued operations:

	Year ended March 31,		Three months ended March 31,	Year ended December 31,
	2014	2013	2012	2011
Sales, net	$—	$—	$9	$54
Cost of sales	(220)	(1,170)	(72)	(1,070)

Gross loss	(220)	(1,170)	(63)	(1,016)
Operating expenses:
Research and development, net	—	(10)	—	(88)
Selling, marketing, general and administrative	(182)	(216)	(34)	(295)

Operating loss	(402)	(1,396)	(97)	(1,399)
Financial income (expense), net	162	(213)	103	144
Other income, net	2	415	60	38

(Loss) income before income taxes	(238)	(1,194)	66	(1,217)
Tax expense	(81)	—	—	—

Net (loss) income from discontinued operations	$(319)	$(1,194)	$66	$(1,217)

NOTE 21: — RELATED PARTY TRANSACTIONS

Sun controls 79.2% of the voting power in the Company. In addition, the Company has substantial relationships with Sun. Certain of Taro’s Board members are also on Sun Pharma’s Board of Directors, including our Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s Board of Directors. In addition, certain of Taro’s officers and executives are also executives of Sun. Taro’s Chief Executive Officer, Kal Sundaram, is also a member of the Board of Directors of Taro and in charge of the Americas for Sun Pharma and an officer of a number of direct and indirect subsidiaries of Sun.

During 2013 and 2014, Taro entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these transactions material or unusual and believes that terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli legal requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary pursuant to Israeli legal requirements and therefore did not require shareholder approval.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 22: — SUBSEQUENT EVENTS

a.	Stock options:

Between April 1, 2014 and June 16, 2014, no stock options were granted to the Company’s directors or employees, however, 500 stock options were exercised at a price of $26.09.

b.	Litigation:

On June 17, 2014, the Company received a Paragraph IV certification notice letter from Perrigo Israel Pharmaceuticals Ltd. (“Perrigo”) indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Topicort® Topical Spray. The notice letter contended that the Company’s U.S. Patent No. 8,277,780 (the “’780 Patent”), expiring on April 23, 2028, and U.S. Patent No. 5,990,100 (the “’100 Patent”), expiring March 24, 2018, to which the Company has a license, were invalid, unenforceable or not infringed. The Company intends to vigorously assert its intellectual property rights. However, it is impossible to predict with certainty the outcome of any such litigation, and the Company can offer no assurance as to when such a lawsuit would be decided.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1