Form 20-F
period 2015-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2015-07-01
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

42,833,273 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal

(par) value per share were issued and outstanding as of March 31, 2015

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer   ☒                 Accelerated Filer  ☐                 Non-Accelerated Filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2015 (the “2015 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2015 Annual Report is being filed in respect of the fiscal year ended March 31, 2015, and contains the audited consolidated financial statements for the year then ended. To disclose information as of the latest practicable date and to provide material information to shareholders, this 2015 Annual Report discloses events and other information occurring after the fiscal year ended March 31, 2015.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2015 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D—Key Information: Risk Factors” and elsewhere in this Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2015 Annual Report are reported in U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Totals presented in this 2015 Annual Report may not total correctly due to rounding of numbers.

All references in this 2015 Annual Report to “dollars,” or “$,” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The published (1) representative exchange rate between the NIS and the dollar for March 31, 2015 was NIS 3.98 per $1.00. The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2015 was $1.27 Canadian dollar per $1.00. No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)	As published by The Bank of Israel.
(2)	As published by The Bank of Canada.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the years ended March 31, 2015, 2014 and 2013, and as of March 31, 2015 and March 31, 2014, from our audited consolidated financial statements set forth elsewhere in this 2015 Annual Report that have been prepared in accordance with U.S. GAAP. We have derived the consolidated selected financial data for the three months ended March 31, 2012 and for the years ended December 31, 2011 and 2010, and as of March 31, 2013 and 2012, December 31, 2011 and 2010, from our audited consolidated financial statements not included in this Annual Report. You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2015 Annual Report. In 2012, we changed our fiscal year end from December 31 to March 31.

				Three months Ended
	Year Ended March 31,			March 31,		Year Ended December 31,
	2015	2014	2013	2012		2011	2010
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$862,944	$759,285	$670,954	$145,141		$505,668	$392,535
Cost of sales	186,359	179,279	176,128	45,971		176,143	159,158

Gross profit	676,585	580,006	494,826	99,170		329,525	233,377

Operating expenses:
Research and development	65,510	55,430	46,508	9,847		30,867	36,393
Selling, marketing, general and administrative	87,644	91,733	86,438	23,101		93,918	107,902
Settlements and loss contingencies	(4,200)	2,590	33,300	—		—	—

Total operating expenses	148,954	149,753	166,246	32,948		124,785	144,295

Operating income	527,631	430,253	328,580	66,222		204,740	89,082
Financial (income) expenses, net	(51,311)	(12,285)	(3,931)	1,000		(3,697)	11,840
Other gain (loss), net	2,738	1,369	3,352	(94)		609	755

Income before income taxes	581,680	443,907	335,863	65,128		209,046	77,997
Tax expense	96,059	82,729	67,799	17,791		24,551	10,477

Income from continuing operations	485,621	361,178	268,064	47,337		184,495	67,520
Net (loss) income from discontinued operations attributable to Taro	(787)	(319)	(1,194)	66		(1,217)	(2,969)

Net income	484,834	360,859	266,870	47,403		183,278	64,551
Net income attributable to non-controlling interest	577	472	664	151		598	473

Net income attributable to Taro	$484,257	$360,387	$266,206	$47,252		$182,680	$64,078

Net income from continuing operations attributable to Taro	$485,044	$360,706	$267,400	$47,186		$183,897	$67,047
Net (loss) income from discontinued operations attributable to Taro	(787)	(319)	(1,194)	66		(1,217)	(2,969)

Net income attributable to Taro	$484,257	$360,387	$266,206	$47,252		$182,680	$64,078

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$11.32	$8.15	$5.99	$1.06		$4.14	$1.66

Diluted	$11.32	$8.15	$5.98	$1.06		$4.14	$1.60

Net (loss) income per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.01)	$(0.03)	$—	*	$(0.03)	$(0.07)

Diluted	$(0.01)	$(0.01)	$(0.03)	$—	*	$(0.03)	$(0.07)

Net income per ordinary share attributable to Taro:
Basic	$11.31	$8.14	$5.96	$1.06		$4.11	$1.59

Diluted	$11.31	$8.14	$5.95	$1.06		$4.11	$1.53

Weighted-average number of ordinary shares used to compute net income per share:
Basic	42,834	44,276	44,678	44,476		44,406	40,272

Diluted	42,834	44,279	44,715	44,589		44,491	41,850

*	Amount is less than $0.01

	As of March 31,				As of December 31,
	2015	2014	2013	2012	2011	2010
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Working capital	$1,203,802	$797,967	$717,240	$454,762	$391,048	$165,851
Property, plant and equipment, net	153,045	151,416	145,265	150,750	152,532	163,596
Total assets	1,737,745	1,284,376	1,106,636	856,424	795,845	556,442
Short-term debt, including current maturities of long-term debt	912	11,974	11,330	10,957	17,073	28,195
Long-term debt, net of current maturities	4,976	5,888	17,269	27,949	27,614	31,225
Shareholders’ equity	1,417,383	1,020,593	890,961	622,958	571,063	384,513

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

Our net sales and quarterly growth comparisons may also be affected by fluctuations in the buying patterns of retail chains, major distributors and other trade buyers, whether resulting from seasonality, pricing, wholesaler buying decisions or other factors. In addition, since such a significant portion of our U.S. revenues is derived from relatively few customers, any financial difficulties experienced by a single customer, or any delay in receiving payments from a single customer could have a material adverse effect on our business, financial position and results of operations, and could cause the market value of our ordinary shares to decline.

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

We are subject to extensive regulation by the United States, Canada, Israel and other jurisdictions. These jurisdictions regulate, among other things, the approval, testing, manufacture, labeling, marketing, sale, import and export of pharmaceutical products. For example, approval by the FDA is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the United States. In order to receive approval from the FDA for each new drug product we wish to market, we must demonstrate, through rigorous clinical trials, that the new drug product is safe and effective for its intended use and that our manufacturing process for that product candidate complies with current Good Manufacturing Practices (“cGMP”). We cannot provide an assurance that the FDA will, in a timely manner, or ever, approve our applications for new drug products. The FDA may require substantial additional clinical testing or find that our drug product does not satisfy the standards for approval. In addition, in order to obtain approval for our product candidates that are generic versions of brand-name drugs, we must demonstrate to the FDA that each generic product candidate is bioequivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator, or brand-name reference drug. In addition to bioequivalence testing, the generic product must also have the same dosage form, strength, route of administration, and intended use as the innovator drug product. If the FDA determines that an ANDA for a generic drug product is not adequate to support approval, it could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product.

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our products are limited by statutes and regulations and, with respect to our generic drugs, by the claims approved by the FDA for the brand-name product. In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage conditions, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements. Further, as a manufacturer of pharmaceutical products distributed in the United States, we must also continue to comply with cGMPs regulations, which include requirements related to production processes, quality control and quality assurance and recordkeeping. Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions. The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our U.S. subsidiary, our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, warning or untitled letters, consent decrees or civil or criminal penalties. Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

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

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the listed drug that it references in its ANDA. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a so-called “Paragraph IV” certification. The Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company that submits an ANDA with a Paragraph IV certification and that also lawfully maintains such certification. Such exclusivity prevents the approval for 180 days of a subsequently submitted ANDA containing a Paragraph IV certification. The Medicare Act modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from notification to the patent holder of the Paragraph IV filing, provided there are no other issues preventing the FDA from granting final approval. Exclusivity rights for the first “Paragraph IV” filer may be forfeited pursuant to the Medicare Act under specified circumstances including, for example, if tentative approval is not timely obtained. Some of the changes made by the Medicare Act apply to ANDAs where the first certification was filed after the enactment of the Medicare Act; other earlier submitted ANDAs are generally governed by the previous version of the law.

Pharmaceutical companies are required by international law to comply with adverse event reporting requirements.

We are required by international law to comply with adverse event reporting requirements. Our failure to meet these reporting requirements in any jurisdiction could result in actions by regulatory authorities in that and/or other jurisdictions, including any of the following: warning letters, public announcements, restriction or suspension of marketing authorizations, revocation of marketing authorizations, fines or a combination of any of these actions.

Health care reform may have an impact on all segments of the health care industry.

On March 23, 2010, the U.S. government enacted the Patient Protection and Affordable Care Act (“PPACA”). A companion bill, the Health Care Education Affordability Reconciliation Act of 2010, which was enacted by the U.S. government on March 30, 2010, contains amendments to the PPACA. Together, these bills (the “Acts”) represent the most comprehensive overhaul ever enacted of both the public and private health care systems in the United States.

The Acts impose on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements. Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our products.

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

The Acts are a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the establishment of exchange to facilitate the purchase of health insurance; premium and cost-sharing subsidies for certain low-income individuals; imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Among other things, the Acts contain provisions that will change payment levels for pharmaceuticals under Medicaid and increase pharmaceutical rebates under the Medicaid Drug Rebate Program. Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FULs”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs for which there are at least three therapeutically equivalent versions on the market). When these provisions are implemented, the FUL will be calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market. In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and sales to wholesalers who sell to retail community pharmacies. The Centers for Medicare & Medicaid Services (“CMS”) has not yet begun to implement the new FUL provisions and has not issued final regulations to implement the new statutory definition of AMP. We do not know how the new methodology for calculating FULs will affect our pharmacy customers.

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

Effective January 1, 2010, the Acts also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a NDA, and increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA. Also, the volume of rebated drugs has been expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, when CMS issues final implementing regulations, which are expected in 2015, an alternative higher rebate may be imposed on drugs that are line extensions of previously approved drugs. These measures have increased our cost of selling to the Medicaid market.

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

We face the risk of loss resulting from, and adverse publicity associated with, product liability lawsuits, whether or not such claims are valid. We may not be able to avoid such claims. In addition, our product liability insurance may not be adequate to cover such claims or we may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful product liability claim that exceeds our policy limits could require us to pay substantial sums. In addition, in the future, we may not be able to obtain the type and amount of coverage we desire or to maintain our current coverage.

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

Because chemical ingredients are used in the manufacture of pharmaceutical products and due to the nature of the manufacturing process itself, there is a risk of property damage or personal injury caused by or during the storage or manufacture of both the chemical ingredients and the finished pharmaceutical products. Although we have never incurred any material liability for damage of this nature, we may be subject to liability in the future. In addition, while we believe our insurance coverage is adequate, it is possible that a successful claim would exceed our coverage, requiring us to pay a substantial sum.

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

Our Chairman, Dilip Shanghvi and members of his immediate family (one of whom is a member of our board of directors) currently control, through their beneficial ownership of 68.9% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and its affiliates, “Sun”), 79.2% of the voting power in our Company. Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.7% of Sun Pharma. Sun would be able to control the outcome of shareholder votes requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes. Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC. Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements. Taro U.S.A. accounted for 89%, 87% and 88% of the Company’s consolidated revenue for the years ended March 31, 2015, 2014 and 2013, respectively.

Wholesaler customers account for a substantial portion of our consolidated sales.

We have no long-term agreements with the wholesalers that require them to purchase our products and they may therefore reduce or cease their purchases from us at any time. Any cessation or significant reduction of their purchases from us would likely have a material adverse effect on our results of operations and financial condition. Furthermore, changes in their buying patterns or in their policies and practices in relation to their working capital and inventory management may result in a reduction of, or a change in the timing of, their purchases of our products. While we receive periodic inventory reports from the wholesalers, we have no ability to obtain advance knowledge of such changes. We base our manufacturing schedules, inventories and internal sales projections principally on historical data. To the extent that actual orders from these wholesalers differ substantially from our internal projections, we may either find ourselves with excess inventory or in an out-of-stock position, which could have a material adverse effect upon our operating results.

The nature of our business requires us to estimate future charges against wholesaler accounts receivable. If these estimates are not accurate, our results of operations and financial condition could be adversely affected.

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

Industry standards require that pharmaceutical products be made available to customers from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand adequately, we strive to maintain sufficiently high levels of inventories. However, inventories prepared for sales that are not realized as or when anticipated may approach their expiration dates and may have to be written off. These write-offs, if any, could have an adverse effect on our results of operations and financial condition.

Our future success depends on our ability to develop, manufacture and sell new products.

Our future success is largely dependent upon our ability to develop, manufacture and market new commercially viable pharmaceutical products and generic equivalents of proprietary pharmaceutical products whose patents and other exclusivity periods have expired. Delays in the development, manufacture and marketing of new products could negatively impact our results of operations. Each of the steps in the development, manufacture and marketing of our products involves significant time and expense. We are, therefore, subject to the risks, among others, that:

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

Even if launched commercially, our proprietary products may face competition from existing or new products of other companies. These other companies may have greater resources, market access, and consumer recognition than we have. Thus, there can be no assurance that our proprietary products will be successful or profitable. In addition, advertising and marketing expenses associated with the launch of a proprietary product may, if not successful, adversely affect our results of operations and financial condition.

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

Patent challenges are complex, costly and can take a significant amount of time to complete. A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling products and, in certain circumstances, such litigation may result in significant damages which could have a material adverse effect on our results of operations and financial condition.

Our launch of a product prior to a final court decision, settlement with the patent owner or the expiration of a patent held by a third-party may result in substantial damages to us. Depending upon the circumstances, a court may award the patent holder damages equal to three times the patent holder’s loss of income. If we are found to infringe a patent held by a third-party and become subject to significant damages, these damages could have a material adverse effect on our results of operations and financial condition.

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley. We have eliminated all material weaknesses in internal controls that had been identified in prior years’ annual reports. As of March 31, 2015, we did not identify any material weaknesses in internal controls. Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ordinary shares.

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

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company). As of March 31, 2015, no citizen or resident held an amount of ordinary shares that would represent 10% or more of the voting power of our Company.

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

We are incorporated under Israeli law and a significant component of our manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel may directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our operations. Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel. As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our Company, could result in the FDA withholding approval for new products we intend to produce at those facilities.

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

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, are incurred in NIS. As a result, the cost of our operations in Israel, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS. During the year-ended March 31, 2015, the value of the NIS decreased 14.1% with respect to the U.S. dollar. While that change had a positive impact on our results of operations, if the NIS were to once again appreciate relative to the U.S. Dollar (as was the case in the previous years), that would adversely affect our U.S. dollar-measured results of operations.

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

We have, in the past, received grants and substantial tax benefits under government of Israel programs, including the Approved Enterprise program and programs of the Office of the Chief Scientist of the Ministry of Economy of the State of Israel (“OCS”). In order to be eligible for these programs and benefits, we must meet specified conditions including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs could restrict our ability to manufacture particular products and transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes. In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs. If the government of Israel ends these programs and tax benefits while we are recipients, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make more difficult a merger or acquisition. This could prevent a change of control and depress the market price of our ordinary shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition. The Israeli Companies Law, 5759- 1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder, generally require that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 35 days’ advance notice by each of the merger parties. Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company received shareholder approval. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of shareholders who do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

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

In each province of Canada there is a drug benefit formulary. A formulary lists the drugs for which a provincial government will reimburse qualifying persons and the prices at which the government will reimburse such persons. There is not complete uniformity among provinces. However, provincial governments generally will reimburse the lowest available price of the generic equivalents of any drug listed on the formulary list of the province. The formularies can also provide for drug substitution, even for patients who do not qualify for government reimbursement. The effect of these provincial formulary regimes is to encourage the sale of lower-priced versions of pharmaceutical products. The potential lack of reimbursement represents a threat to our business. Additionally, the substitution effect may adversely affect our ability to profitably market our products.

We may be adversely affected if the rate of inflation in Canada exceeds the rate of devaluation of the Canadian dollar against the U.S. dollar.

A substantial portion of our expenses, primarily labor, raw materials, occupancy, marketing and research and development expenses in Canada, are incurred in Canadian dollars. As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk that the rate of inflation in Canada will exceed the rate of devaluation of the Canadian dollar in relation to the U.S. dollar or that the timing of any devaluation will lag behind inflation in Canada. During the year-ended March 31, 2015, the value of the Canadian dollar decreased 14.1% with respect to the U.S. dollar. This decrease in the value of the Canadian dollar had the effect of decreasing the U.S. dollar value of operating income in Canada, decreasing the U.S. dollar cost of our goods manufactured in Canada for the United States and favorably impacting financial income, net related to the cash and cash equivalents, short-term bank deposits and intercompany balances in Canada. If the value of the Canadian dollar increases in the future, it may have a negative effect on our results from operations.

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

Capital Expenditures

During the years ended March 31, 2015, 2014 and 2013, our capital expenditures were $20.0 million, $21.2 million and $9.5 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;

•	expanding and upgrading our research and development laboratories in Israel and Canada; and

•	the upgrade of our information technology systems and general improvements to our facilities.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2015 Annual Report. Also see Item 4.D.—“Property, Plant and Equipment.”

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

•     Markets and distributes both proprietary and generic products in the local Israeli market

•     Performs research and development

•    Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids

•    Cardiology and Neurology: Prescription oral dosage products

•     Oral analgesics, Rx and OTC

•     OTC oral and nasal sprays

Taro Canada

•     Manufactures more than 100 finished dosage form pharmaceutical products for sale in Canada and for export

•     Markets and distributes both proprietary and generic products in the Canadian market

•     Performs research and development

• Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids • Allergy (Antihistamine): OTC oral dosage products

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market	• Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids

	• Performs research and development	• Cardiology and Neurology: Rx oral dosage products • Other Rx and OTC products

As of March 31, 2015, 35 of our ANDAs were being reviewed by the FDA, one of which was tentatively approved. During the fiscal year ended March 31, 2015, we filed 11 ANDAs and one NDA for an Orphan Indication is pending approval with the FDA. In addition, there are several products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

Products

We currently market more than 200 pharmaceutical products in over 25 countries. The following table represents some of our key product groups and the major markets in which they are sold:

		Brand	Therapeutic	Major
Generic Name	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Acetazolamide	tablets	Diamox®	Diuretic	U.S., Israel	Rx
Acetaminophen, Codeine and Caffeine	tablets, gelcaps	Rokacet®(2)	Analgesic	Israel	OTC
Adapalene	gel	Differin®	Dermatologics and topicals	U.S.	Rx
Alclometasone Dipropionate	cream, ointment	Aclovate®	Dermatologics and topicals	U.S.	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx
Augmented Betamethasone Dipropionate	lotion	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Betamethasone Valerate	cream, ointment, lotion	Celestoderm®	Dermatologics and topicals	Canada	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Anticonvulsant	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	OTC
Ciclopirox Olamine	cream	Loprox®	Dermatologics and topicals / Antifungal	U.S.	Rx
Clindamycin	solution	Cleocin® T	Dermatologics and topicals	U.S.	Rx
Clobetasol Propionate	cream, ointment, gel, topical solution	Temovate®	Dermatologics and topicals	U.S., Canada	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals	U.S., Israel	Rx
Desonide	cream, ointment	Tridesilon®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Docusate Sodium	capsule	Colace®	Gastrointestinal	Canada	OTC
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate and Hydrochlorothiazide	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflammatory & Analgesic	U.S., Israel	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®,Vanos®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Halobetasol Propionate	cream, ointment	Ultravate®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S., Canada	Rx
Hydrocortisone	cream, ointment	Cortizone 10®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Hydroquinone	cream	Lustra®(2)	Dermatologics and topicals	Canada	Rx

		Brand	Therapeutic	Major
Generic Name	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Imiquimod	cream	Aldara®	Dermatological and topicial	U.S.	Rx
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Anticonvulsant	U.S.	Rx
Lidocaine	ointment	Xylocaine™	Dermatologics and topicals	U.S.	Rx
Loratadine	solution, tablets	Claritin®	Allergy	U.S., Canada	OTC
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3 Monistat® 7 Micatin®	Dermatologics and topicals	U.S., Canada	OTC
Mometasone Furoate	cream, ointment, lotion	Elocon®	Dermatologics and topicals	U.S., Canada	Rx
Mupirocin	ointment	Bactroban®	Dermatologics and topicals	U.S., Canada	Rx
Nortriptyline	capsule	Pamelor®	Neuropsychiatric	U.S.	Rx
Nystatin	oral suspension, vaginal cream	Mycostatin®	Dermatologics and topicals	U.S., Israel, Canada	Rx
Nystatin/Triamcinolone	cream, ointment	Mycogen® II, Mycolog® II, Myconel®	Antifungal	U.S.	Rx
Ondansetron Hydrochloride	solution	Zofran®	Antinauseant	U.S.	Rx
Phenytoin Sodium	extended release capsules, chewable, suspension	Dilantin®	Anticonvulsant	U.S., Canada	Rx
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals	U.S., Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals	U.S.	OTC
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx

(1)	Presented in this column are the brand-names under which the products are most commonly prescribed in the United States. Except as noted below, we do not own any of the specific names. In some cases, we manufacture and sell the generic equivalent of the product sold by the third-party owner of such name. For example, we sell our product warfarin sodium tablets under that name in the United States. Warfarin sodium is the generic equivalent of Coumadin, a product sold under that name in the United States by the third-party owner of the United States rights to that name and by us in Israel, where we own the right to use that name.
(2)	Taro brands.

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

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2015		2014		2013
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
U.S.A.	$777,191	90%	$669,481	88%	$587,851	88%
Canada	55,452	6%	56,718	7%	52,452	8%
Israel	22,157	3%	22,917	4%	19,929	3%
Other	8,144	1%	10,169	1%	10,722	1%

Total	$862,944	100%	$759,285	100%	$670,954	100%

In fiscal year ended March 31, 2015, revenue in the United States accounted for 90% of total consolidated net sales. In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers. During fiscal year ended March 31, 2015, we sold to approximately 140 customers in the United States. The following table represents sales to our three largest customers as a percent of consolidated sales:

	Year ended March 31,
Customer	2015	2014	2013
Customer A	18.0%	17.3%	14.0%
Customer B	14.1%	20.4%	20.8%
Customer C	10.3%	13.4%	12.2%

The following table sets forth the percentage of consolidated net sales by each type of customer in the U.S.A. in fiscal year ended March 31, 2015:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	47%
Mass merchandisers, food and retail chains	14%
Managed care organizations	17%
Generic drug distributors	10%
Other	2%

In fiscal year ended March 31, 2015, sales in Canada accounted for 6% of our total consolidated net sales and Taro Canada had approximately 60 customers.

The PMPRB monitors and controls prices of patented drug products marketed in Canada by persons holding, or licensed under, one or more patents. The existence of one or more patents relating to a drug product triggers a governmental price control regime that significantly affects the Canadian pharmaceutical industry’s ability to set pricing. Furthermore, in each province of Canada there is a drug benefit formulary. A formulary lists the drugs for which a provincial government will reimburse qualifying persons and the prices at which the government will reimburse such persons. Provincial governments generally will reimburse the lowest available price of the generic equivalents of any drug listed on the formulary list of a province. Consequently, provincial formulary regimes tend to encourage the sale of lower-priced versions of pharmaceutical products.

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in fiscal year ended March 31, 2015:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	4%
Drug chains, independent pharmacies and others	2%

In fiscal year ended March 31, 2015, sales in Israel accounted for 3% of our total consolidated net sales. The marketing, sales and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups.

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

In fiscal year ended March 31, 2015, sales to other international markets accounted for approximately 1% of consolidated net sales.

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in fiscal year ended March 31, 2015:

Percentage of
Customer Type	Consolidated Sales
Institutional	1%
Private	2%
Other international	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated. In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner. As a result, in each of the years ended March 31, 2015, 2014 and 2013, backorders represented less than 5% of our consolidated net sales.

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

We synthesize the APIs used in some of our key products, including our warfarin sodium tablets, carbamazepine products, etodolac tablets, terbinafine cream, imiquimod cream, fluocinonide cream, lamotrigine tablets, clorazepate dipotassium tablets, cetirizine oral solution and desoximetasone spray. We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

Although, prices of principal raw materials have been relatively stable, the Company has instituted programs to keep the cost of APIs consistent or to improve upon them; for example, through the qualification of alternate suppliers and process improvements.

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

We generally receive approval for generic products by submitting an ANDA to the FDA. An ANDA provides for marketing of a drug product that contains the same active ingredient and has the same route of administration, dosage form, and strength as a previously approved drug (also known as the reference listed drug) and has been shown to be bioequivalent to the reference listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical tests to prove the safety or effectiveness of their drug product. Bioavailability is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. Bioequivalence compares the bioavailability of one drug product with another and, when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body or on the skin are substantially equivalent to the previously approved brand-name reference listed drug. ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product bioequivalent to the brand-name reference listed drug. Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference listed drug. In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic product falls within an acceptable range of the therapeutic effects achieved by the brand-name reference listed drug. Generic drug user fees pursuant to the Generic Drug User Fee Amendments of 2012 must be paid to FDA upon submission of each ANDA and many ANDA supplements, Drug Master Files as well as for many manufacturing facilities.

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

Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP. The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products. During the review of an NDA or ANDA, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with cGMP is satisfactory. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies; and (v) pursuing a consent decree or court action that limits company operations or imposes monetary fines.

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

In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the Controlled Substances Act and its equivalent in Israel, as well as the regulations promulgated thereunder in each country. These regulations include stringent requirements for registration, manufacturing controls, receipt and handling procedures and security to prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production and distribution process. The DEA inspects manufacturers, distributors, importers, and exporters to review compliance with the Controlled Substances Act and DEA regulations including security, record keeping and reporting prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled by the registrant. Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, import, or export of all controlled substances. Manufacturers and distributors must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. All DEA registrants must report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV and V. For all other drugs in Schedule III, IV and V, importers and exporters must submit an import or export declaration. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

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

Several types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for; purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Acts that were enacted in March 2010 amended the intent element of the federal anti-kickback statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and/or exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

The Federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Numerous pharmaceutical companies have been sued under this law for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates. In addition, certain marketing practices, including off-label promotion, may also violate the Federal False Claims Act. Additionally, the Acts amended the federal anti-kickback statute such that a violation of that statute can also serve as a basis for liability under the Federal False Claims Act. The majority of states also have statutes or regulations similar to the federal anti-kickback law and False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

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

It is expected that the Acts that were enacted in March 2010 will have an impact on all segments of the health care industry. Pharmaceutical and medical device manufacturers may see an increase in revenues by virtue of an additional estimated 30 million Americans who have or will have access to health insurance beginning in 2014; however, the legislation imposes on manufacturers a variety of additional rebates, discounts and fees that would curtail that increase in revenues. For example, Medicare Part D beneficiaries within the coverage gap receive a 55% point-of-sale discount (in 2015) off of negotiated prices for brand drugs (approved via an NDA or Biologics License Application), of which all but 5% is subsidized by manufacturer rebates. As another example, the Acts increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a NDA, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an ANDA. Also, annual fees are imposed on each manufacturer and importer of branded prescription drugs or biologics, based on the ratio of its sales reimbursed or purchased by government agencies to such sales made by all drug manufacturers during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The Acts also imposes reporting and regulatory requirements that could increase a company’s regulatory liability. For example, the “sunshine” provisions impose reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and on drug sample distributions. The Company’s obligation to begin the data capture requirement began in August 2013 and the first report was due in March 2014, with annual reports due in March of subsequent years. The reported data are posted in searchable form on a public website.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2015:

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

Sun beneficially owns 79.2% of the voting power of the Company.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2015:

Location	Square Footage	Main Use	Own/Lease
Haifa Bay, Israel	869,000	Pharmaceutical manufacturing, production laboratories, offices, chemical production (including tank farm and chemical finishing plant), and research	Long-term Lease/Own(1)
Haifa Bay, Israel	31,000	Warehousing	Lease
Brampton, Canada	156,000	Pharmaceutical manufacturing, production laboratories, laboratories, administration, distribution and warehousing	Own
Brampton, Canada	75,400	Administration and warehousing	Lease
Brampton, Canada	13,936	Warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland	124,000	Pharmaceutical manufacturing, research laboratories and warehousing	Own(2)

(1)	The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”), which has not yet provided approval for the change of control of the Company. The buildings and the vast majority of the equipment on this land are owned by the Company.
(2)	The Irish facility is a discontinued operation and is held for sale.

From April 1, 2012 through March 31, 2015, we invested $50.7 million in property, plant and equipment (“PP&E”). Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of 890,000 square feet. We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060. We have the option to renew each lease for an additional 49 years. In February 2014, we purchased approximately 10,000 square feet of adjacent space in Haifa Bay, which we had previously been leasing under a lease agreement that commenced in September 1994. For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2015 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992. Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs in Taro Canada. As of March 31, 2015, we owned a total of 156,000 square feet at our main manufacturing facility. In addition to our owned space, since September 2000, Taro Canada has leased 75,400 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2015, but which we expect to renew upon similar terms. In December 2013, Taro Canada leased an additional 13,936 square feet of warehouse space near the two other facilities, which lease has an initial term of three years, with an option to extend for an additional five year term.

A subsidiary of Taro U.S.A. has owned its 124,000 square foot building in Hawthorne, New York since February 2005. As of March 31, 2015, the existing mortgage on the property was $5.9 million.

Taro U.S.A. owns a 315,000 square foot distribution facility in South Brunswick, New Jersey. The mortgage was repaid on this facility in February 2012.

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

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2015, 2014 and 2013, which are included elsewhere in this 2015 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2015		2014		2013
		% of		% of		% of
	Sales	our total	Sales	our total	Sales	our total
	(in thousands)	sales	(in thousands)	sales	(in thousands)	sales
U.S.A.	$777,191	90%	$669,481	88%	$587,851	88%
Canada	55,452	6%	56,718	7%	52,452	8%
Israel	22,157	3%	22,917	4%	19,929	3%
Other	8,144	1%	10,169	1%	10,722	1%

Total	$862,944	100%	$759,285	100%	$670,954	100%

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States. Three customers in the United States accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,
	2015		2014		2013
Customer	Sales (in millions)	Percent	Sales (in millions)	Percent	Sales (in millions)	Percent
Customer A	$155.3	18.0%	$131.6	17.3%	$94.0	14.0%
Customer B	$121.7	14.1%	$154.8	20.4%	$139.3	20.8%
Customer C	$88.8	10.3%	$102.1	13.4%	$82.0	12.2%

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

For the year ended March 31, 2015, no product comprised 10% of our total consolidated sales. Percentage of net sales of certain products on a consolidated basis greater than 10% of our total consolidated sales in 2014 and 2013 were:

	Year ended
	March 31,
Product	2015	2014	2013
Nystatin/Triamcinolone	*	11.7%	14.1%

*	Less than 10%

Our sales are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenue of this product line as well as other product lines may increase or decrease in the future.

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

Use of Estimates. In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and underlying assumptions can impact all elements of our financial statements. We use estimates when accounting for product returns and sales deductions from revenues, determining the valuation and recoverability of assets (for example: accounts receivables, inventories, and intangible assets), and the reported amounts of accrued liabilities. We regularly evaluate our estimates and assumptions, using historical experience, third-party data, and market and external factors. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Revenue Recognition. We sell our products directly to wholesalers, retail drug store chains, mass merchandisers, grocery chains and other direct purchasers and customers that acquire our products indirectly through wholesalers.

We generally recognize revenue from product sales when title and risk of loss have transferred to our customers and when the criteria in FASB Accounting Standards Codification, (“ASC”) Subtopic 605-15, “Revenue Recognition—Products” have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) our price to our customers is fixed or determinable; (iv) collectability is reasonably assured; and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. We ship products to our customers only in response to, and to the extent of, the orders that customers submit to us. Depending on the terms of our customer arrangements, revenue is generally recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2015, 2014 and 2013:

For the year ended March 31, 2015 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(46,919)	$(772,584)	$755,384	$(64,119)
Rebates and Other	(136,449)	(443,797)	407,018	(173,228)

Total	$(183,368)	$(1,216,381)	$1,162,402	$(237,347)

Current Liabilities
Returns	$(64,144)	$(85,990)	$40,369	$(109,765)
Other (1)	(43,186)	(73,768)	61,637	(55,317)

Total	$(107,330)	$(159,758)	$102,006	$(165,082)

For the year ended March 31, 2014 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(22,792)	$(310,355)	$286,228	$(46,919)
Rebates and Other	(94,411)	(311,405)	269,367	(136,449)

Total	$(117,203)	$(621,760)	$555,595	$(183,368)

Current Liabilities
Returns	$(49,701)	$(47,209)	$32,766	$(64,144)
Other (1)	(27,697)	(63,780)	48,291	(43,186)

Total	$(77,398)	$(110,989)	$81,057	$(107,330)

For the year ended March 31, 2013 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,789)	$(263,330)	$261,327	$(22,792)
Rebates and Other	(69,435)	(192,115)	167,139	(94,411)

Total	$(90,224)	$(455,445)	$428,466	$(117,203)

Current Liabilities
Returns	$(33,426)	$(37,977)	$21,702	$(49,701)
Other (1)	(33,837)	(43,184)	49,324	(27,697)

Total	$(67,263)	$(81,161)	$71,026	$(77,398)

(1)	Includes indirect rebates and others.

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

Valuation of Long-Lived Assets and Goodwill. We evaluate our long-lived assets for impairment and perform annual impairment testing for goodwill and other indefinite-lived intangible assets and other long-lived assets at fiscal year-end, on March 31, when impairment indicators exist. Impairments are recorded for the excess of a long-lived asset’s carrying value over fair value. Some examples of impairment indicators are as follows:

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

For the years ended March 31, 2015, 2014 and 2013, we recorded $0, $0 and $1.0 million impairment charges, respectively, in discontinued operations, related to the fixed assets of our Irish facility. We may have additional impairments related to our manufacturing facilities in future years.

We estimate the fair value of goodwill using a two-step procedure. First, we compare the market value of our equity to the carrying value of our equity. If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations. An impairment is recorded for the difference between the implied fair value and carrying value of goodwill. The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities. We have not recorded any impairments of goodwill for the years ended March 31, 2015, 2014 and 2013.

Income Taxes. We determine deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As of March 31, 2015, 2014 and 2013, Management determined that it was more likely than not that we will not benefit from the deferred tax assets in Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

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

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements.” The amendments in this update cover a wide range of Topics in the Codification. The reason for each amendment is provided before each amendment for clarity and ease of understanding. Transition guidance varies based on the amendments in this update. The amendments in this update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this update. The adoption of the amendments requiring transition guidance is not expected to have a material impact on our financial position or results of operations. The adoption of the amendments effective upon issuance of the update did not have a material impact on our financial position or results of operations.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The adoption of ASU 2014-15 is not expected to have a material impact on our financial position or results of operations.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).” The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers. Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance. The amendments in this update will be effective prospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. We are currently evaluating the potential effect of the adoption of ASU 2014-09 on our financial position and results of operations.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The guidance amends the definition of discontinued operations to limit the disposals that may be reported as discontinued operations. To be reported as discontinued operations, a disposal must be a result of a change in an entity’s strategy and have a major effect on the entity’s operations and financial results. The amendments also expand the disclosures required for discontinued operations to include additional information about the assets, liabilities, revenues, expenses, and cash flows of the discontinued operation. If a disposal does not qualify as discontinued operations under the amended guidance, the entity must disclose the disposal’s pretax profit or loss. The amendments in this update will be effective prospectively for annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of ASU 2014-08 is not expected to have a material impact on our financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11 “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (A Consensus of the FASB Emerging Issues Task Force).” The amended guidance clarifies when the unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss and when the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with the deferred tax asset. The guidance is effective for fiscal years, and interim periods, beginning after December 15, 2013. The adoption of ASU 2013-11 did not have a material impact on our financial position or results of operations.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force).” The amendments in this standard clarify when to release the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity. The amendments in this update will be effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The adoption of ASU 2013-05 did not have a material impact on our financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force).” This standard provides guidance for the recognition, measurement, and disclosure for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The amendments in this update will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-04 did not have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended March 31,
	2015	2014	2013
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	21.6%	23.6%	26.3%

Gross profit	78.4%	76.4%	73.7%

Operating expenses:
Research and development	7.6%	7.3%	6.9%
Selling, marketing, general and administrative	10.2%	12.1%	12.9%
Settlements and loss contingencies	(0.5%)	0.3%	4.9%

Total operating expenses	17.3%	19.7%	24.7%

Operating income	61.1%	56.7%	49.0%
Financial income, net	(5.9%)	(1.6%)	(0.6%)
Other gain, net	0.4%	0.2%	0.5%
Income before income taxes	67.4%	58.5%	50.1%
Tax expense	11.1%	10.9%	10.1%

Income from continuing operations	56.3%	47.6%	40.0%
Net loss from discontinued operations attributable to Taro	(0.1%)	*	(0.2%)

Net income	56.2%	47.6%	39.8%
Net income attributable to non-controlling interest	0.1%	0.1%	0.1%

Net income attributable to Taro	56.1%	47.5%	39.7%

*	Less than 0.05%

YEAR ENDED MARCH 31, 2015 COMPARED WITH YEAR ENDED MARCH 31, 2014

Sales. For the year ended March 31, 2015, sales increased $103.7 million, or 13.7%, compared to the same period in 2014. Sales in the United States during the year ended March 31, 2015 increased $107.7 million, or 16.1%, compared to the same period in 2014, primarily due to price adjustments during the year and increased market share of select products. Certain of the price adjustments were due to limited market availability of the respective products in the market. These pricing actions existed given these products were, and continue to be, high quality and cost effective to patients compared to a number of alternative treatment options available in the market. In general, as competition on any specific product increases, our pricing may not be sustainable and sales volumes may decline. Approximately $97.2 million of the increase relates to price adjustments on 12 Rx generic products, which represented approximately 32% of consolidated net sales for the year ended March 31, 2015 and 24% in 2014. No individual product represented more than 10.0% of consolidated net sales for the year ended March 31, 2015. This sales increase was partially offset by increased competition causing price erosion and decreased volume. The Company actively manages its product portfolio to assess pricing relative to market dynamics. Sales in Israel and other international markets decreased $2.8 million, or 8.4%, primarily due to decreased volumes on select products. Sales in Canada decreased $1.3 million, or 2.2%, compared to the year ended March 31, 2014, due to the strengthening of the U.S. Dollar versus the Canadian Dollar.

Cost of Sales. Cost of sales, as a percentage of net sales, decreased to 21.6% in the year ended March 31, 2015, compared to 23.6% in 2014. This decrease is primarily related to the price adjustments noted above, which had no impact on costs.

Gross Profit. The Company’s gross profit was $676.6 million, or 78.4% of net sales, in the year ended March 31, 2015, while gross profit was $580.0 million, or 76.4% of sales in the same period in 2014. The increase in 2015 was primarily the result of price adjustments on select products, as noted above.

Research and Development. Research and development (“R&D”) expenses increased $10.1 million, or 18.2%, in the year ended March 31, 2015 compared to the previous year. The increase in R&D expenses was primarily the result of an increase in clinical studies related to development of generic products.

Selling, Marketing, General and Administrative. In the year ended March 31, 2015, selling, marketing, general and administrative (“SMG&A”) expenses decreased $4.1 million primarily as a result of lower advertising and promotion. As a percentage of net sales, SMG&A decreased to 10.2% from 12.1% in 2014.

Settlements and Loss Contingencies. Settlements and loss contingencies were a $4.2 million credit in the year ended March 31, 2015, the net result of settlements which resulted in the reversal of a portion of the associated reserve, compared to a $2.6 million expense in 2014.

Operating Income. In the year ended March 31, 2015, the Company had operating income of $527.6 million compared to $430.3 million in the same period in 2014, an increase of $97.4 million. This increase is primarily attributed to the increase in gross profit and the credit in settlements and loss contingencies. Operating income, as a percentage of sales, increased to 61.1% in the year ended March 31, 2015 from 56.7% in the same period in 2014.

Financial Income, Net. Financial income, net results from interest expense and income and the impact of foreign currency exchange rate fluctuations. Net financial income was $51.3 million in the year ended March 31, 2015, compared to income of $12.3 million for the year ended March 31, 2014, a change of $39.0 million, or 317.7%. The change in financial income, net from 2014 to 2015 reflects the favorable impact of the change in foreign currency exchange rates related primarily to the cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.

Taxes. Tax expense in the year ended March 31, 2015 was $96.1 million, compared to $82.7 million in the same period in 2014, an increase of $13.4 million. The increase relates to the increase in operating results. As of March 31, 2015, we had on a consolidated basis, carryforward tax losses of approximately $10.6 million in the United Kingdom and $68.3 million in Ireland. We also had available carryforward capital losses of $74.0 million in Israel, which can only be used to offset capital gains.

Net Income attributable to Taro. Net income increased $123.9 million to $484.3 million for the year ended March 31, 2015 from $360.4 million in the prior year, by reason of the factors noted above.

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

Selling, Marketing, General and Administrative. In the year ended March 31, 2014, SMG&A expenses increased $5.3 million primarily as a result of increased advertising and promotion. As a percentage of net sales, SMG&A decreased to 12.1% from 12.9% in 2013.

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

Financial Income, Net. Financial income, net results from interest expense and income and the impact of foreign currency exchange rate fluctuations. Net financial income was $12.3 million in the year ended March 31, 2014, compared to income of $3.9 million for the year ended March 31, 2013, a change of $8.4 million, or 212.5%. The change in financial income, net from 2013 to 2014 reflects the favorable impact of the change in foreign currency exchange rates related to the intercompany balances in Canada combined with greater income from interest on our deposits.

Taxes. Tax expense in the year ended March 31, 2014 was $82.7 million, compared to $67.8 million in the same period in 2013, an increase of $14.9 million. The increase relates to the increase in operating results. As of March 31, 2014, on an unconsolidated basis, we had available carryforward tax losses of $10.1 million in the United Kingdom and $82.5 million in Ireland.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the period indicated:

			Rate of (Appreciation)
			Devaluation		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2013	1.27%	0.99%	(1.80%)	1.65%	3.65	1.02
3/31/2014	1.29%	1.55%	(4.41%)	8.84%	3.49	1.11
3/31/2015	(1.01%)	1.20%	14.04%	14.41%	3.98	1.27

(1)	Bank of Israel.
(2)	Bank of Canada.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term deposits, restricted short-term deposits and marketable securities, increased $287.8 million to $920.2 million, at March 31, 2015, principally due to income from operations. Total shareholders’ equity increased from $1,020.6 million at March 31, 2014 to $1,417.4 million at March 31, 2015, principally due to net income of $484.8 million, offset by changes in foreign translation currency adjustments of $88.2 million. In December 2013, we completed a modified “Dutch auction” tender offer whereby we repurchased an aggregate of 1,959,514 ordinary shares at the final purchase price of $97.50 per share, for an aggregate purchase price of $193.0 million (including fees and expenses related to the tender offer).

Net cash provided by operating activities for the year ended March 31, 2015 was $406.8 million, compared to $357.6 million, in the year ended March 31, 2014, an increase of $49.2 million. For the year ended March 31, 2015, the Company had net cash used in investing activities of $92.1 million compared to $173.3 million for the year ended March 31, 2014. For the year ended March 31, 2015, the Company had net cash used in financing activities of $10.9 million compared to $203.5 million for the year ended March 31, 2014.

The change in our liquidity for the year ended March 31, 2015 resulted from a number of factors, including:

•	Net cash provided by operating activities consists primarily of increases in trade, other accounts payable, income tax payable and accrued expenses of $68.3 million, change in derivative instruments of $5.5 million and non-cash items of depreciation and amortization of $15.8 million. These items were offset by increases in trade receivables of $85.3 million, deferred income tax receivable and a decrease in income taxes of $52.8 million, effect of exchange differences on intercompany balances of $18.2 million and an increase in inventory of $7.0 million.

•	Net cash used in investing activities consists of the investment in plant, property and equipment, which consumed $20.0 million, investment in short-term bank deposits of $43.3 million and other assets of $31.1 million, offset by investment in long-term deposits and other assets of $2.1 million.

•	Net cash used in financing activities primarily consists of the repayment of long-term debt of $10.9 million.

Debt

As of March 31, 2015, we had total debt, including current maturities, of $5.9 million, which consists of a mortgage on the U.S. headquarters. (For more on our debt obligations, see Note 13 to the consolidated financial statements included in this 2015 Annual Report.)

In November 2014, the Company paid $10.7 million, comprised of $10.1 million of principal and $0.6 million of interest in order to retire debentures.

During the fiscal year ended March 31, 2015, we did not incur any additional indebtedness, including increases in our borrowing capacity under any refinancings. We have been current with all our payment obligations due to our various lenders under their respective indentures and loan agreements.

As of March 31, 2015, we were in compliance with all our debt covenants and had no lines of credit.

Liquidity

On March 31, 2015, we had total cash and cash equivalents and short-term bank deposits of $916.5 million and total indebtedness to our financial creditors of $5.9 million. We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. None of our cash and cash equivalents is held captive by any financial covenants or government regulation. As of March 31, 2015 and 2014, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position. The Company had no available and undrawn credit facilities in place at March 31, 2015.

Capital Expenditures

We invested $20.0 million in capital equipment and facilities in the year ended March 31, 2015 and $21.2 million in the year ended March 31, 2014. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and

Canada and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain manufacturing and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2015 Annual Report.)

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

We currently conduct research and development in three principal areas:

•	generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, sachets, capsules, suspensions, solutions, syrups, sprays, foams, creams, ointments and gels) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired;

•	proprietary pharmaceuticals and delivery systems; and

•	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

For the years ended March 31, 2015, 2014 and 2013, we spent $65.5 million, $55.4 million and $46.5 million on research and development activities. Taro’s Management estimates that research and development expenses were allocated 75% to generic pharmaceuticals, 15% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry, for the fiscal year ended March 31, 2015.

Pharmaceutical Products

In the fiscal year ended March 31, 2015, we received four approvals and one tentative approval for products manufactured in Canada and Israel. The following table sets forth the approvals received in the United States from the FDA from April 1, 2014 through March 31, 2015:

FINAL NDA/ANDA APPROVALS

Brand Name*
Phenytoin Chewable Tablets, USP 50 mg	Dilantin®
Fluocinonide Cream USP, 0.1%	Vanos®
Desonide Lotion, 0.05%	Desowen®
Diclofenac Sodium Topical Solution, 1.5% w/w	Pennsaid®

TENTATIVE ANDA APPROVALS

Desloratadine Syrup, 0.5 mg/mL**	Clarinex®

*	The above trademarks are the property of their respective owners.
**	Tentative approval received January 14, 2015 but currently under review by the FDA.

As of March 31, 2015, 35 of our ANDAs, including the one tentative approval listed above and one that we subsequently withdrew, were being reviewed by the FDA. One NDA for an Orphan Indication is also pending approval from the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

Some of these patents cover or relate to products such as Topicort® spray, Ovide® and Flo-Pred®. Other than our products which are protected by patents, we do not believe that any single patent is of material importance to us in relation to our current commercial activities.

We have registered trademarks in the United States, Canada and other countries. Taro U.S.A. typically does not use trademarks in the sale and marketing of its generic multi-source non-innovator products.

From time to time, we seek to develop products for sale in various countries prior to patent expiration. In the United States, in order to obtain a final approval for a generic product prior to expiration of certain innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Orange Book for the new drug are either invalid or not infringed by our product. To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of patents listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval. We may also be involved in patent litigation with third parties to the extent that claims are made that our finished product, an ingredient in our product or our manufacturing process, may infringe the innovator’s or third party’s process patents. We may also become involved in patent litigation in other countries where we conduct business, including Israel, Canada and various countries in Europe. From time to time, we may settle such litigations and obtain licenses to the asserted patents that allow us to market our products. Other than those licenses, we do not believe that any other license is of material importance to us in relation to our current commercial activities.

D. TREND INFORMATION

See Item 4—“Information on the Company” and Item 5—“Operating and Financial Review and Prospects” for trend information.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2015:

	Payments due by period (in millions of dollars)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$5.89	$0.91	$2.00	$2.26	$0.72
Operating lease obligations	1.89	1.22	0.66	0.01	—
Other Long-term liabilities (1)	4.34	0.27	1.50	0.61	1.96

Total	$12.12	$2.40	$4.16	$2.88	$2.68

(1)	Includes severance commitments and tax accruals.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2015:

Name	Age	Position
Dilip Shanghvi	60	Director and Chairman of the Board
Kal Sundaram	61	Director and Chief Executive Officer
Sudhir Valia	59	Director
Ilana Avidov-Mor	63	Director
Dan Biran	72	Director and Chairman of the Audit Committee
Dov Pekelman	75	Director
James Kedrowski	63	Director
Michael Kalb, C.P.A. (New York)	44	Group Vice President, Chief Financial Officer and Chief Accounting Officer
Stephen Manzano, Esq.	50	Group Vice President, General Counsel, Secretary & Corporate Compliance
Avi Avramoff, Ph.D.	50	Global Vice President, Research and Development
Itamar Karsenti	43	Vice President, Head of Operations, Haifa
Michael Teiler	52	Group Vice President, Portfolio Management
Daryl LeSueur	53	Vice President, Head of Operations, Brampton
Michael Perfetto	54	Group Vice President and Chief Commercial Officer of the Generic Rx Business
Ralph Bohrer	54	Executive Director, Sales and Marketing, TPHA
Michele Visosky	49	Group Vice President, Human Resources
Jayesh Shah	59	Head of Procurement
Chantal LeBlanc	53	Vice President, Global Quality

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law, of Mr. Dilip Shanghvi. Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi, became the Chairman of the Taro Board in August 2013, after previously serving as director and Chairman from September 2010 to April 2012. He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry. A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011. He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, Economic Times’ Entrepreneur of the Year and Business Standard’s CEO of the Year in 2008, CNBC TV 18’s First Generation Entrepreneur of the Year and Pharmaceutical Company IMC Juran Quality Medal in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005. Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

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

Ilana Avidov-Mor is a Certified Accountant who became a member of the Taro Board and Audit Committee in December 2010, the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013. Until January 2013, she served as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds. Ms. Avidov-Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), Israel, fulfilling various positions between 1994 and 2009. Among these positions, Ms. Avidov-Mor served as Deputy General Manager of the Bank for over a decade and as Comptroller for eight years. Between the years 1974 and 1994, Ms. Avidov-Mor worked for Braude & Partners Accountants. Ms. Avidov-Mor is also a former member of the following Directorates: Intercosma Ltd. (a company for the manufacture and marketing of cosmetics and toiletries) and three pension funds for doctors, nurses and para-medicals (Director on behalf of the Bank). Ms. Avidov-Mor is a former General Manager on behalf of Bank Yahav of four pension funds owned by the bank. Ms. Avidov-Mor earned her B.A. in Economics and Accounting at the Tel Aviv University, and her M.A. in Business Administration (Financing and Banking) at the Hebrew University of Jerusalem. Ms. Avidov-Mor currently serves as a member of Keren Kayemeth Le Israel, Jewish National Fund (KKL-NJF).

Dan Biran became a member of the Taro Board and Audit Committee in December 2010, the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013. Mr. Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit and of Linerolight Ltd. Between the years 2007 and July 2012, Mr. Biran served as the Chairman of the Board of Directors of Biological Industries Ltd. and Ducart Ltd. Between the years 2009 and 2011, Mr. Biran served as a Director of Netafim Ltd. and Enzymotec Ltd. Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems. Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc. He also served as an external director of Maachteshim – Agan Ind. during the years 1997 and 2004, as well as the Chief Executive Officer of Netafim – Magal during the years 1983 and 1992. Mr. Biran also served as a director of Netafim USA during the years 1986 and 1992. Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel. Mr. Biran earned his B.S. in Agro-Economy and his M.S. in Plant Physiology (Biochemistry) at the Hebrew University of Jerusalem.

Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013. Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Enzymotec (NASDAQ:ENZY). He serves on the Board of Directors of the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN). Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

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

Michael Kalb, C.P.A. became Chief Financial Officer and Chief Accounting Officer of the Company in August 2014. He previously served as the Company’s Interim Chief Financial Officer since November 2010. Mr. Kalb has been Group Vice President, Chief Accounting Officer of the Company since May 2010 and has served as Chief Financial Officer of Taro U.S.A. since June 2009. Mr. Kalb has over 20 years of financial and accounting advisory experience. From June 2004 to June 2009, Mr. Kalb was a Director in the Accounting and Financial Consulting Group of Huron Consulting Group, Inc. Mr. Kalb’s experience also includes over ten years at Ernst & Young, LLP within the Transaction Advisory Services Group and Audit and Assurance Services Group.

Stephen Manzano, Esq. became Group Vice President, General Counsel, Secretary & Corporate Compliance in August 2014. He is responsible for the legal affairs of Taro, leading Taro’s emphasis on fulfilling its corporate compliance responsibilities. Mr. Manzano had been Interim General Counsel, Secretary and VP of Compliance since 2012 and, prior to that, VP, Corporate Affairs, Secretary and Associate General Counsel of Taro U.S.A. since September 2010, after joining Taro in September 2008 as Associate General Counsel of Taro U.S.A. Prior to joining Taro, Mr. Manzano was in private practice since 1992, which included being a partner at Kennedy Covington and beginning his legal career as an associate at Dewey Ballantine.

Avi Avramoff, Ph.D. joined our Company in October 2011 as Global Vice President, Research & Development. He is responsible for the Company’s new products development and the management of the R&D Pharma and Chemistry, R & D Analytical Laboratories, Clinical Studies, Regulatory Affairs and Pharmacovigilance in all of Taro’s sites. He has penned various publications and abstracts in the field of pharmacy, as well as several patents and patent applications. Prior to joining our Company, Dr. Avramoff worked from 1993 to 1997 as the Pharmacokinetic Center Manager and later on from 1997 to 2011 as Vice President, Research & Development at Dexcel Pharma.

Itamar Karsenti joined our Company in December 2014 and currently serves as Vice President, Head of Operations, Haifa. Mr. Karsenti is the operations lead for our Israeli facility located in Haifa. He is responsible for Pharma and API Manufacturing, Supply Chain Management, Engineering and Environmental Health and Safety (EH&S). Mr. Karsenti also provides leadership oversight on sales and marketing, human resources, IT and finance. Prior to joining Taro, Mr. Karsenti worked for Teva Pharmaceutical Industries Ltd. since 2002, where he recently served as Executive Director, Jerusalem OSD site manager.

Daryl LeSueur joined our Company in April 2014 and currently serves as Vice President, Head of Operations, Brampton, Canada. He is responsible for providing strategic leadership and tactical support for our Brampton manufacturing facility which includes Manufacturing and Packaging Operations, Pharmaceutical Technologies, Engineering, Materials Management and Procurement, Warehouse and Distribution. Mr. LeSueur has over 30 years of Pharmaceutical Production and Manufacturing Operations experience. Prior to joining Taro, Mr. LeSueur was with Progenitor Cell Therapy, LLC since 2009, where he served as Vice President Manufacturing Operations. Prior to Progenitor, Mr. LeSueur served as Vice President for Teva Pharmaceuticals, Barr Pharmaceuticals Inc. and Novartis.

Michael Teiler joined our Company in July 2011 and currently serves as Group Vice President, Portfolio Management. He is responsible for the new product introduction process, from selection to launch. From 1987 to 2011, Mr. Teiler served at Teva Pharmaceutical Industries Ltd. in several generic R&D and Portfolio Management positions, most recently as VP Generic R&D for Teva International Group.

Michael Perfetto joined our Company in January 2013 and currently serves as Group Vice President, Chief Commercial Officer of the Generic Rx and OTC business. Mr. Perfetto is the commercial lead of our generic and OTC product lines, including Sales, Marketing, Sales Operations, and Distribution in Canada, Israel and the United States. Mr. Perfetto has over 25 years of pharmaceutical Sales and Marketing experience. Prior to joining Taro, Mr. Perfetto was with Actavis Inc. since 2003, where he served as Vice President of Rx Sales and Marketing. Prior to Actavis, Mr. Perfetto worked in National Accounts Sales positions for Barr Laboratories Inc. and Fisons Pharmaceuticals Pvt. Ltd.

Ralph Bohrer joined our Company as Executive Director of Sales and Marketing for Taro Pharma’s business unit in September 2013. Mr. Bohrer is responsible for managing all aspects of Taro’s Branded Pharmaceutical division. Mr Bohrer has nearly 31 years of Sales and Marketing experience in branded pharmaceuticals, with special emphasis in the dermatology marketplace. Prior to joining Taro, Mr. Bohrer worked in senior level positions with a subsidiary of Schering-Plough Corporation (now Merck & Co., Inc., through merger), Primus Pharmaceuticals, Inc., Triax Pharmaceuticals, LLC and Medicis Pharmaceutical Corporation (now Valeant Pharmaceuticals International, Inc., through merger).

Michele Visosky joined our Company in January 2004 in the Human Resources department. She is currently Group Vice President, Human Resources and heads the department in Canada, Israel and the United States. Ms. Visosky has 25 years of human resources experience, of which 18 were spent in management level roles. Prior to joining Taro, Ms. Visosky worked at Micro Warehouse, Inc. and PricewaterhouseCoopers LLP, holding progressively responsible human resources positions, with the last one as Senior Vice President, Human Resources.

Jayesh Shah joined our Company in December 2011 as Head of Procurement. His responsibilities at Taro include procurement of raw materials, capital items and services for North America. Mr. Shah joined Caraco Pharmaceutical Laboratories, Ltd. (now known as Sun Pharmaceutical Industries, Inc.), a subsidiary of Sun Pharma, in 2000 and worked there until 2011. Prior to that, Mr. Shah worked at Sun Pharma in India from 1997 to 2000. From 1977 to 1997, Mr. Shah was a proprietor of J.B. Trading Corporation, an import/export company located in Mumbai, India.

Chantal LeBlanc joined our Company in August 2014 and currently serves as Vice President, Global Quality. Ms. LeBlanc is responsible for the Quality and cGMP compliance activities at our Canada and Israel manufacturing locations as well as our operations in the United States. Ms. LeBlanc has 30 years of experience in the biotechnology and pharmaceutical industries. Prior to joining Taro, Ms. LeBlanc was the Global Quality Head of GSK Vaccines in Belgium from 2007 to 2014. Prior to GSK, Ms. LeBlanc was a Quality/Compliance expert for 10 years. Ms. LeBlanc started her career as a Quality site Director for Kempac- Polylab Inc. then Pharmascience Inc. in Montreal for a cumulative of 12 years. Ms. LeBlanc qualified as a Health Canada field inspector in 2001.

B. COMPENSATION

Our directors are paid NIS 122,010 per year for their service as directors and NIS 3,670 for each board meeting and committee thereof they attend, linked to the Israeli CPI, for their service as directors. Dilip Shanghvi and Sudhir Valia are paid approximately $1.8 million and $1.2 million per year, respectively, for their service in addition to their duties as directors. The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We paid an aggregate of approximately $7.3 million to all of our then current directors and executive officers for services rendered to us in all capacities during the fiscal year ended March 31, 2015. This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated approximately $0.4 million. In addition, approximately $0.3 million was set aside in 2015 to provide all executive officers and directors with pension, retirement or similar benefits. During the fiscal year ended March 31, 2015, the Company’s executive officers and directors did not receive any options to purchase Taro‘s ordinary shares.

As of March 31, 2015, the Company’s executive officers and directors held no options to purchase ordinary shares.

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

Election of Statutory External Directors

The Israeli Companies Law provides that statutory external directors must be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) who do not have a personal interest in the election of the subject external director, other than a personal interest that is not derived from a relationship with a controlling shareholder in such election present at the meeting in person or by proxy (abstentions are not taken into account); or

•	the total number of votes against the election of the statutory external director by the non-controlling disinterested shareholders (as described in the previous bullet point) may not exceed two percent of the aggregate voting rights in the company.

For purposes of determining a controlling shareholder, Section 1 of the Israeli Companies Law defines “control” by reference to the definition of the Israeli Securities Law, 5728-1968 (the “Securities Law”), which defines “control” as “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of means of control of the corporation.” “Means of control” in Section 1 of the Securities Law is defined as “any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.”

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

Each committee of a company’s board of directors that is empowered to exercise one of the functions of the board of directors is required to include at least one statutory external director, except for the Audit Committee and Compensation Committee, which are required to include all of the statutory external directors.

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

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised exclusively of Board members. Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director and the audit committee and compensation committee must be composed of at least three directors and include all statutory external directors. Our Board has formed audit, compensation, stock option and special committees. As of March 31, 2015, we had only audit and compensation committees.

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

Under the Israeli Companies Law and our Audit Committee charter, our Audit Committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including, in consultation with the company’s internal auditor or the independent auditor, making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions or transactions in which an office holder has a personal interest, (iii) determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed negligible or not and the approval requirements (including, potentially, the approval of the audit committee) for transactions that are not negligible including the types of transactions that are not negligible; (iv) where the Board approves the working plan of the internal auditor, examining such working plan before its submission to the Board and proposing amendments thereto, (v) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (vi) examining the scope of the company’s auditor’s work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the Board or the general meeting of shareholders) and (vii) determining procedures with respect to the treatment of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees. Our Audit Committee also approves our financial statements in its role as a committee of the Board under the Israeli Companies Law. Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one statutory external director.

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

The Audit Committee has reviewed and discussed with Management the Company’s audited consolidated financial statements as of and for the fiscal year ended March 31, 2015. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 16, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2015 Annual Report.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an internal auditor proposed by the Audit Committee. The internal auditor may not be an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital), the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors, or a relative of an office holder or of an interested party, nor may the internal auditor be our external independent auditors or their representatives. The Audit Committee is required to oversee the activities and to assess the performance of the internal auditor, as well as to review the internal auditor’s work plan. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. Ms. Rita Gerson is the internal auditor of the Company. The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting and the internal auditor may participate in all Audit Committee meetings.

Compensation Committee

On February 4, 2013, the Company established a Compensation Committee to comply with the requirements of Amendment 20 to the Israel Companies Law (“Amendment 20”), which was effective as of December 2012. Our Compensation Committee is comprised solely of Independent Directors and all of our statutory external directors are members of the Compensation Committee.

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

The compensation policy serves as the basis for setting the employment and compensation terms of our officers. The compensation policy also relates to certain other factors, including advancement of our objectives, our work schedule and long-term strategy, and creation of appropriate incentives for executives. The policy also takes into account our risk management, size and the nature of our operations. The compensation policy also considers the following factors:

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

Stock Option Committee

The Company’s Stock Option Committee was formed in March 2012, after the Company’s shares were listed on NYSE for trading, to administer the activities under the Company’s incentive stock option plan. The Stock Option Committee’s authority under the plan was mainly with respect to grants, as well as resolution of claims. In January 2015, the Stock Option Committee was dissolved after it was determined to have completed its administrative duties under the stock option plan. The Company has no options outstanding.

D. EMPLOYEES

The following table sets forth the number of full time equivalents as of March 31, 2015*:

	March 31, 2015
	U.S.A.	Canada	Israel	Total
Sales and Marketing	141	30	35	206
Administration	53	30	43	126
Research and Development	14	57	135	206
Production and Quality Control	—	318	484	802

Total	208	435	696	1,339

The following table sets forth the number of full time equivalents as of March 31, 2014*:

	March 31, 2014
	U.S.A.	Canada	Israel	Total
Sales and Marketing	140	30	34	204
Administration	56	31	42	129
Research and Development	15	53	72	140
Production and Quality Control	—	336	534	870

Total	211	450	681	1,342

The following table sets forth the number of full time equivalents as of March 31, 2013*:

	March 31, 2013
	U.S.A.	Canada	Israel	Total
Sales and Marketing	115	34	35	184
Administration	61	30	47	138
Research and Development	14	47	71	132
Production and Quality Control	—	310	531	841

Total	190	421	683	1,294

*	In the U.S.A., distribution employees are included in the Sales and Marketing category.

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

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances. In addition, as of May 2006, under a collective agreement signed by the Manufacturers Association, we are obligated to contribute to a pension plan amounts equal to a certain percentage of the employees’ wages, for all employees, and Section 14 of the Severance Pay Law (“Section 14”) applies to most of our employees. Since 2011, the Company’s obligations to the employees’ pension plan have been governed by the Collective Bargaining Agreement, including the applicability of Section 14 to the Company’s employees and the provision rates to the various provident funds. We are complying with these obligations. We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or the Managers’ Insurance. These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment. Each employee contributes an amount equal to 5%-7% of their salary. The Company contributes an additional sum between 5% and 7.5% of the employee’s salary. Under Section 14 of the Severance Pay Law, in the event of dismissal, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance. The payments to the National Insurance Institute are approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.2% and we contribute approximately 5.7%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2015. The percentage of ownership is based on ordinary shares outstanding as of March 31, 2015. None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

		Percentage of
	Number of	Outstanding Ordinary
Name	Ordinary Shares	Shares
Dilip Shanghvi (1)	—	0.00%
Kal Sundaram	—	0.00%
Sudhir Valia (2)	—	0.00%
Ilana Avidov-Mor	—	0.00%
Dan Biran	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Michael Kalb, C.P.A. (New York)	—	0.00%
Stephen Manzano, Esq.	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Itamar Karsenti	—	0.00%
Michael Teiler	—	0.00%
Daryl LeSueur	—	0.00%
Michael Perfetto	—	0.00%
Ralph Bohrer	—	0.00%
Michele Visosky	*	*
Jayesh Shah	—	0.00%
Chantal LeBlanc	—	0.00%
Total for all directors and officers (18 persons) listed above, as a group	*	*

*	Less than 1%

The following table sets forth certain information regarding the ownership of our founders’ shares by our directors and officers as of March 31, 2015. The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2015.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd. (3)	2,600	100.00%

(1)	Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.7% of Sun Pharma. As of March 31, 2015, Sun Pharma and its affiliates owned 68.9% of Taro’s outstanding ordinary shares.
(2)	Sudhir Valia is also a director of Sun Pharma. As of March 31, 2015, Sun Pharma and its affiliates owned 68.9% of Taro’s outstanding ordinary shares.
(3)	Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun, owns all 2,600 of our outstanding founders’ shares and is entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding. As a result of the control that may be deemed to be held by Alkaloida, each of Dilip Shanghvi and Sudhir Valia may be deemed to beneficially own the founders’ shares held by Alkaloida. Each of Mr. Shanghvi and Mr. Valia disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

As of March 31, 2015, the directors and executive officers listed above held no options to purchase our ordinary shares.

Stock Option Plans

The Company has not granted options to purchase our ordinary shares since January 14, 2009. As of March 31, 2015, there were no options outstanding.

Compensation Pursuant to Plan

1999 Stock Incentive Plan

Our 1999 Stock Incentive Plan was unanimously adopted by our Board on March 10, 1999, and was approved at the annual meeting of shareholders held on July 29, 1999. An amendment that had been previously adopted by our Board was approved at the annual meeting of shareholders held on August 5, 2004. The purpose of the 1999 Stock Incentive Plan was to attract, retain and provide incentives to key employees (including directors and officers who are key employees) and to consultants and directors who are not our employees by enabling them to participate in our long-term growth. The total number of ordinary shares with respect to which options and SARs could be granted under the 1999 Stock Incentive Plan could not exceed 2,100,000 subject to appropriate adjustment in the event of stock dividends, stock splits and similar transactions. Since March 10, 2009, no further options were available for future grants.

The 1999 Stock Incentive Plan permitted the grant of options and SARs. All key employees and directors of, and consultants to us (as defined in the 1999 Stock Incentive Plan), were eligible to participate in the 1999 Stock Incentive Plan. The 1999 Stock Incentive Plan was administered by our Board (as required by the Israeli Companies Law), and by a committee of our Board, which, until it was dissolved in January 2015, contained at least the minimum number of and type of directors (the Administrators) required in order for options granted under such plan to be entitled to benefits under Section 162(m) of the Code.

As of March 31, 2015, there were no ordinary shares subject to outstanding options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of May 31, 2015, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares. The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares. Percentage ownership is based on 42,833,273 ordinary shares outstanding as of March 31, 2015.

	Ordinary Shares	Percent of Ordinary
Name	Beneficially Owned	Shares Outstanding
Sun (1)	29,497,813	68.9%

(1)	As reported on the Schedule 13D/A filed by Sun on November 27, 2013. The percent of ordinary shares owned by Sun reported on the Schedule 13D/A differs from the 68.9% disclosed above due to our repurchase of 1,959,514 ordinary shares in December 2013.

Since December 2013, there has been no change in Sun’s ownership of our ordinary shares.

	Change in
Name	Percentage Ownership
Sun	0.0%	No change

Founders’ Shares

At the formation of our company in 1959, two classes of shares were created, founders’ shares and ordinary shares. One-third of the voting power of all of our voting shares is allocated to the founders’ shares. Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2015, Sun controls 79.2% of the voting power in our Company by reason of their (i) beneficial ownership of an aggregate of approximately 68.9% of our ordinary shares and (ii) ownership of the founders’ shares, which constitute one-third of the voting power of our shares.

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

Since 2013, Taro has entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these transactions material or unusual and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary, pursuant to Israeli legal requirements and therefore did not require shareholder approval. The Audit Committee further determined the approval requirements for the different types of transactions.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2015 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada. A substantial amount of these products are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see “Item 4—Information on the Company—Business Overview—Sales and Marketing.”

Legal Proceedings

From time to time, we are a party to routine litigation incidental to our business, including patent litigation resulting from our use of the patent challenge procedures set forth in the Hatch Waxman Act, none of which, individually or in the aggregate, is expected to have a material effect on our financial position or profitability. Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability.

On or about June 17, 2014 and July 2, 2014, the Company received from Perrigo Israel Pharmaceuticals Ltd. (“Perrigo”) two Paragraph IV certification notice letters indicating that Perrigo had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Topicort® topical spray prior to expiration of the Company’s U.S. Patent Nos. 8,277,780 (the “’780 Patent”), expiring on April 23, 2028 and 8,1715,624 (the “624 Patent”), expiring on May 26, 2026, and prior to the expiration of U.S. Patent No. 5,990,100 (the “’100 Patent”), expiring March 24, 2018, to which the Company has a license. The notice letters alleged the three patents were invalid, unenforceable and/or not infringed. On July 28, 2014, the Company filed in the U.S. District Court for the District of Delaware a patent infringement suit against Perrigo alleging Perrigo’s ANDA infringes the ’780 and ’624 patents. The lawsuit resulted in a stay of FDA approval of Perrigo’s ANDA for 30 months from the date of the Company’s receipt of Perrigo’s first notice letter, subject to prior resolution of the matter before the court. The court has scheduled a trial for May 2, 2016.

On November 19, 2013, a number of minority shareholders of the Company commenced litigation in Israel, seeking to invalidate certain resolutions that were adopted at the annual general meeting of the Company held on September 12, 2013. This litigation challenged the adoption of these resolutions by claiming the Company did not take proper steps to ensure that the majority vote in favor of these resolutions also included a majority of those shareholders who had no “personal interest” in the resolutions (as required by the Israeli Companies Law). These shareholders also raised other claims regarding the resolutions adopted at that meeting, such as the validity of the compensation policy approved by the shareholders. Since this litigation was filed, these resolutions were ratified at an extraordinary general meeting held on March 27, 2014. On August 10, 2014, the claimants filed an amended complaint requesting that the resolutions passed at the extraordinary general meeting be voided and further contending that under Israeli law shareholders must identify themselves in order to be considered “disinterested” and reiterated their arguments against the validity of the terms of the compensation policy and the remuneration of officers approved by the shareholders. Summaries were filed with the Court, regarding the shareholders’ claims of the existence of an alleged duty of identification, and the matter remains pending.

Taro has been a defendant in two actions brought against various pharmaceutical manufacturers in the States of Utah and Louisiana. The actions relate to drug price reporting by these manufacturers. In addition, Taro received an investigative demand that also relates to drug price reporting from Texas in August 2012. In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers and in November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuits allege that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated. The Utah trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State was given leave by the court to re-plead its case, which it did. The defendants subsequently filed a motion to dismiss, which was denied. The case is currently in the discovery phase and the first trial will not be before August 2016. The Company settled the Louisiana action for $6.1 million in September 2013. In July 2014, the Company reached a settlement with the State of Texas in connection with the investigative demand it received, in the amount of $19.5 million. During the year ended March 31, 2015, the Company reversed $6.5 million of the provision for AWP-related matters.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay. In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits. On June 17, 2013, the court dismissed the lawsuits and ruled that the plaintiffs were unable to prove that their exposure to dangerous substances in the Kishon River water was the cause of their illnesses. The plaintiffs filed an appeal to the Supreme Court, which is still pending. The hearing of the lawsuits filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River was dismissed by the court on November 3, 2013. The plaintiffs requested an extension to the appeal deadline and such appeal is scheduled to be heard on September 7, 2015.

Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

No significant changes have occurred since March 31, 2015, except as otherwise disclosed in this Annual Report and in our consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares were quoted on the Pink Sheets under the symbol “TAROF” until they were listed on the NYSE on March 22, 2012 under the symbol “TARO.” The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets and the NYSE (as of March 2012) during the last five fiscal years as of the end of the reporting period of this 2015 Annual Report:

Fiscal year ended	High	Low
12/31/2010	$14.50	$9.30
12/31/2011	$29.50	$14.10
3/31/2013	$59.31	$35.55
3/31/2014	$121.32	$54.03
3/31/2015	$171.77	$103.80

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2015 Annual Report, and any subsequent period:

	High	Low
Fiscal year end March 31, 2014
First Quarter	$63.98	$54.03
Second Quarter	$76.00	$56.63
Third Quarter	$99.05	$75.22
Fourth Quarter	$121.32	$98.52
Fiscal year end March 31, 2015
First Quarter	$140.24	$103.80
Second Quarter	$162.12	$137.98
Third Quarter	$164.24	$134.21
Fourth Quarter	$171.77	$141.03

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last six months:

	High	Low
December 2014	$148.27	$134.21
January 2015	$166.50	$144.17
February 2015	$171.77	$151.06
March 2015	$157.00	$141.03
April 2015	$149.20	$140.61
May 2015	$151.00	$135.50

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As of March 22, 2012, our ordinary shares are listed on the NYSE under the symbol “TARO.” Our ordinary shares are not offered, listed or traded on any other exchange or regulated market.

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

A director who has a personal interest in a matter that is considered at a meeting of the board of directors, the audit committee (unless in circumstances of non-extraordinary transactions) or the compensation committee may not be present at this meeting, unless the chairman of the audit committee, compensation committee or the board of directors determined that the participation of such director is required in order to present the transaction. A director who has a personal interest in a matter that is considered at a meeting of the board of directors, the audit committee or compensation committee may not vote on this matter, unless a majority of the members of the board of directors or such committee, as the case may be, has a personal interest in the matter, in which case shareholder approval is also required.

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

Director Qualifications

Our Articles of Association do not require directors to hold shares in the Company. According to the Articles, the number of directors of the Company should be not less than five or more than twenty-five. Under the Israeli Companies Law, we must have at least two statutory external directors on the Board of Directors. See Item 6.C. “Qualifications of Statutory External Directors”).

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

Shareholder Meetings

According to our Articles of Association, a general meeting of the shareholders must be held at least once in every calendar year, but not more than fifteen months after the last preceding meeting. All general meetings must be held in Israel. The Board of Directors may call an extraordinary general meeting of the shareholders at any time. The Board shall convene an extraordinary general meeting of the shareholders, at the request of shareholders representing not less than 10% of the voting power in the Company, provided that the request complies with the requirements provided by the Article, including but not limited to statement of the object of the meeting. Any member may appoint by power of attorney a person to act as his representative at a meeting. The original instrument appointing a representative or a notarized copy must be deposited at the principal office of the Company at least forty-eight (48) hours before the meeting.

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

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2015 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate on their taxable income. Since 2014, the corporate tax rate has been 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed below, may be considerably less. Beginning in 2010, Israeli companies are subject to regular corporate tax rate for their capital gain.

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

The benefits available to an Approved Enterprise are subject to the fulfillment of the conditions stipulated in the Investment Law and its regulations published thereunder and criteria in the specific certificate of approval with respect thereto, as described above. In the event of failure to comply with these conditions, the company is required to refund the amount of tax benefits, adjusted to the Israel consumer price index and interest, or other monetary penalty.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing in 2004 and thereafter, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the date on which the 2005 Amendment entered into effect (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect immediately prior to the date of such amendment. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

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

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million people in 2012 (such export criteria will be further increased in the future by 1.4% per annum). In order to receive the tax benefits, the amendment states that a company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set forth in the amendment for tax benefits and that exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates.

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits. We currently have three active plans, two Approved Enterprises under the Alternative Benefits Programs (Plans 3-4 and Plan 5) and one Benefited enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements. Under Plan 3-4 (benefit period starting 2003), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of the plan and to a reduced tax rate of between 10% and 25% (depending on the level of foreign investment) for an additional thirteen years thereafter. Under Plan 5 (benefit period starting 2007), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter. We filed a request for an additional five years of reduced tax rates for such plan. Approval is still pending. Under Plan 6 (benefit period starting 2010), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld (although if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20%, will apply, subject to any lower rate as may be provided in an applicable tax treaty.

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the OCS are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the OCS of 3.0-3.5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment is required. Effective for grants received from the OCS under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. Following the full repayment of the grant, there is no further liability for royalties.

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

Taxation of Non-Resident Holders of our Ordinary Shares

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-

Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Benefited Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets either (i) are located in Israel; (ii) are shares or rights to shares in an Israeli company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 26.5% as of 2014, if generated by a company, or at the rate of 25% (or 30% for persons who hold 10% or more of the company’s shares), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of listed shares, provided, inter alia, that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were purchased after being listed; and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Excess Tax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

Foreign Exchange Rate Risk

We and Taro U.S.A. use the U.S. dollar as our reporting currency and are exposed to foreign exchange rate risk from transactions conducted in different currencies.

In 2015, 90% of our revenue was generated in U.S. dollars. However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred. As a result, our reported profits and cash flows are exposed to changing exchange rates. If these foreign currencies weaken relative to the U.S. dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into U.S. dollars, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2015.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated and settled in U.S. dollars. These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP as its functional currency is the Canadian dollar. During the year ended March 31, 2015, the Company recorded a gain of $47.2 million compared to $9.4 million in 2014, reflecting the favorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.

In October 2011, we began entering into forward contracts to off-set the variability of cash flows in U.S. dollars due to changes in the exchange rate with the Canadian Dollar. At March 31, 2015, the total amount of the forward contracts to purchase the Canadian dollar was $24.9 million at a weighted-average forward rate of 1.27 Canadian dollars per $1.00 U.S. dollar. As of September 2013, there was no collateral. The contracts are over a four-month term and are settled in monthly installments of $6.2 million. We do not account for this derivative as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contracts. We recorded a net loss of $0.9 million on the forward contracts for the year ended March 31, 2015.

Our second most significant foreign exchange rate risk relates to our Israeli company’s transactions with Taro U.S.A. that are denominated in U.S. dollars. In October 2011, we began entering into forward contracts to off-set the variability of cash flows in U.S. dollars due to changes in the exchange rate with the NIS. At March 31, 2015, the total amount of the forward contracts to purchase the NIS was $26.2 million at a weighted-average forward rate of 3.97 NIS per U.S. dollar. As of September 2013, there was no collateral. The contracts are over a ten-month term and are settled in monthly installments of $3.5 million for the first four months and $2.0 million for the last six months. We do not account for this derivative as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contracts. We recorded a net loss of $4.6 million on the forward contracts for the year ended March 31, 2015.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates mainly to our long-term debt. Our interest expense is primarily sensitive to LIBOR and CPI as most of our long-term debt bears a LIBOR or CPI-linked interest rate.

Taro U.S.A. has an interest rate swap in place as of March 31, 2015, which converts a variable rate mortgage of LIBOR +1.25% to a fixed rate of 6.16%. The outstanding principal on this mortgage at March 31, 2015 was $5.9 million. We do not use hedge accounting for this interest rate swap and are therefore subject to earnings volatility due to fluctuations in the fair value of this interest rate swap. As of March 31, 2015, this mortgage represents the Company’s total outstanding debt.

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

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Taro’s Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, Management has concluded that, as of March 31, 2015, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2015, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel and a BDO Member Firm, as stated in their report, which is included under “Item 18 – Financial Statements” on Page F-3 of this Annual Report.

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

We have adopted a code of conduct applicable to our directors and all employees. We have also adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and other senior officers. A copy of the code of conduct or the code of ethics may be obtained, without charge, upon a written request addressed to: Corporate Affairs Department, Taro Pharmaceutical Industries Ltd., c/o Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. The code of conduct is also available on the Company’s website at www.taro.com. Any waivers of the code of conduct or the code of ethics for executive officers or directors will be disclosed through the filing of a Report on Form 6-K.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft, for the years ended March 31, 2015 and 2014, respectively.

	Year ended	Year ended
	March 31, 2015	March 31, 2014
	(In millions of U.S. Dollars)
Audit fees	$0.64	$0.60
Tax fees	0.03	0.05

Total	$0.67	$0.65

The audit fees for the years ended March 31, 2015 and 2014, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All services provided by the Company’s independent auditors were approved by the Audit Committee.

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

Under the NYSE Listed Company Manual, foreign private issuers may elect to be subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Despite any such election, Taro, as a foreign private issuer, must comply with four principal NYSE corporate governance rules: (1) Taro must satisfy the requirements of Exchange Act Rule 10A-3; (2) Taro’s Chief Executive Officer must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the applicable NYSE corporate governance rules; (3) Taro must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) Taro must provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies under NYSE listing standards. The table below briefly describes the significant differences between Taro’s domestic practice and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Taro’s Approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	Taro is a controlled company because more than a majority of its voting power is controlled by Sun. As a controlled company, Taro would not be required to comply with the majority of independent directors’ requirements if it were a U.S. domestic issuer. There is not a similar requirement under Israeli practice or the Israeli Companies Law that requires Taro to have a majority of independent directors. Rather, the statutory director provisions under the Israeli Companies Law only require Taro, as a public company, to have at least two outside/external directors.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Taro’s Approach

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	There is not a similar requirement under Israeli practice or the Israeli Companies Law, and non-management directors of Taro do not meet at regularly scheduled executive sessions without management.

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

Taro has a compensation committee currently comprised of three directors. Under the Israeli Companies Law, which provides standards for the independence of the compensation committee, the compensation committee shall have no less than three members and all of the statutory external directors shall be members thereof.

303A.06/303A.07	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.	Taro has an audit committee currently comprised of three directors. Under the Israeli Companies Law, which provides standards for the independence of the audit committee, the Audit Committee shall have no less than three members and all of the statutory external directors shall be members thereof. All of the directors that are members of the Audit Committee meet the NYSE independence requirements as well as the SEC Independence requirements that would apply to the Audit Committee members in absence of our reliance on the exemption provided by Exchange Act Rule 10A-3(c)(3).

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Taro’s Approach

303A.07	The audit committee of a listed company must be directly responsible, to the extent permitted by law, for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and each such firm must report directly to the audit committee.	Pursuant to the Israeli Companies Law, Taro’s audit committee is responsible for determining the scope of the work of, and the compensation to be paid to, Taro’s external auditors, whereas the actual appointment of the external auditors and approval of their compensation is carried out by Taro’s shareholders at the annual meeting of shareholders. Furthermore, pursuant to the Israeli Companies Law, Taro’s Audit Committee is responsible for supervising the work of Taro’s external auditors with respect to the audit of Taro’s financial statements, whereas actual final approval of the financial statements is provided by Taro’s Board as a whole.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Israeli Companies Law, shareholder pre-approval is not required for the adoption of equity compensation plans. Shareholder approval is required prior to any grants under the plan to directors or the chief executive officer of Taro.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Taro does not have formal corporate governance guidelines that address all of the matters specified in the NYSE rules. There is not a similar requirement under the Israeli Companies Law.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

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

Taro also has a code of ethics that applies specifically to Taro’s Chief Executive Officer, Chief Financial Officer and other senior officers.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Taro’s CEO will promptly notify the NYSE in writing if any executive officer of Taro becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2015 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2015 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1)

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)

2.1	Form of ordinary share certificate (1)

4.1	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (3)

4.2	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.3	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer, Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15(a).3	Loan agreements dated May 20, 2003 and November 27, 2003 among Taro Pharmaceutical Industries Ltd. and various lenders (5)

101 INS	XBRL Instance Document

101 SCH	XBRL Taxonomy Extension Schema Document

101 CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document

101 LAB	XBRL Taxonomy Extension Label Linkbase Document

101 PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to our Registration Statement on Form F-1 (No. 333-63464), as amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and incorporated herein by reference.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2015 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Michael Kalb
Michael Kalb
Group Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: June 30, 2015

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the “Company”) and its subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and cash flows for the years ended March 31, 2015, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2015 and 2014, and the results of their operations, changes in comprehensive income, changes in equity and their cash flows for the years ended March 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 30, 2015	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the internal control over financial reporting of Taro Pharmaceutical Ltd. and its subsidiaries (the “Company”) as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), financial position of the Company and its subsidiaries as of March 31, 2015 and 2014, and the results of their operations, of comprehensive income, of shareholders’ equity and their cash flows for the years ended March 31, 2015, 2014 and 2013 and our report dated June 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 30, 2015	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$481,641	$209,967
Short-term bank deposits	434,899	418,946
Restricted short-term bank deposits	199	227
Marketable securities	3,458	3,255
Accounts receivable and other:
Trade, net	222,427	138,772
Other receivables and prepaid expenses	250,911	162,392
Inventories	120,272	117,639
Long-term assets held for sale, net	—	73

TOTAL CURRENT ASSETS	1,513,807	1,051,271
LONG-TERM RECEIVABLES AND OTHER ASSETS	46,330	52,894
PROPERTY, PLANT AND EQUIPMENT, NET	153,045	151,416
GOODWILL	7,206	7,248
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	13,204	16,642
DEFERRED INCOME TAXES	4,153	4,905

TOTAL ASSETS	$1,737,745	$1,284,376

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$912	$11,974
Accounts payable:
Trade payables	19,480	20,795
Other current liabilities	289,613	220,535

TOTAL CURRENT LIABILITIES	310,005	253,304
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	4,976	5,888
Deferred income taxes	1,901	1,739
Other long-term liabilities	3,480	2,852

TOTAL LONG-TERM LIABILITIES	10,357	10,479
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	320,362	263,783

SHAREHOLDERS’ EQUITY:
Taro shareholders’ equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2015 and March 31, 2014: 200,000,000 shares; Issued at March 31, 2015 and March 31, 2014: 45,116,262 and 45,115,262 shares, respectively
Outstanding at March 31, 2015 and March 31, 2014: 42,833,273 and 42,832,273 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2015 and March 31, 2014: 2,600 shares	1	1
Additional paid-in capital	262,445	262,419
Accumulated other comprehensive income, net of taxes	(110,966)	(22,896)
Treasury Stock at March 31, 2015 and March 31, 2014: 2,282,989 shares	(194,328)	(194,328)
Accumulated earnings	1,453,889	969,632

Taro shareholders’ equity	1,411,720	1,015,507
Non-controlling interest	5,663	5,086

TOTAL SHAREHOLDERS’ EQUITY	1,417,383	1,020,593

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,737,745	$1,284,376

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2015	2014	2013
Sales, net	$862,944	$759,285	$670,954
Cost of sales	186,359	179,279	176,128

Gross profit	676,585	580,006	494,826

Operating expenses:
Research and development	65,510	55,430	46,508
Selling, marketing, general and administrative	87,644	91,733	86,438
Settlements and loss contingencies	(4,200)	2,590	33,300

	148,954	149,753	166,246

Operating income	527,631	430,253	328,580
Financial income, net	(51,311)	(12,285)	(3,931)
Other gain, net	2,738	1,369	3,352

Income before income taxes	581,680	443,907	335,863
Tax expense	96,059	82,729	67,799

Income from continuing operations	485,621	361,178	268,064
Net loss from discontinued operations attributable to Taro	(787)	(319)	(1,194)

Net income	484,834	360,859	266,870
Net income attributable to non-controlling interest	577	472	664

Net income attributable to Taro	$484,257	$360,387	$266,206

Net income from continuing operations attributable to Taro	$485,044	$360,706	$267,400
Net loss from discontinued operations attributable to Taro	(787)	(319)	(1,194)

Net income attributable to Taro	$484,257	$360,387	$266,206

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$11.32	$8.15	$5.99

Diluted	$11.32	$8.15	$5.98

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.01)	$(0.03)

Diluted	$(0.01)	$(0.01)	$(0.03)

Net income per ordinary share attributable to Taro:
Basic	$11.31	$8.14	$5.96

Diluted	$11.31	$8.14	$5.95

Weighted-average number of ordinary shares used to compute net income per share:
Basic	42,834	44,276	44,678

Diluted	42,834	44,279	44,715

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2015	2014	2013
Net income attributable to Taro	$484,257	$360,387	$266,206
Other comprehensive loss
Foreign currency translation adjustments	(88,153)	(39,590)	(6,340)
Unrealized gain (loss) from marketable securities	83	(49)	49

Total other comprehensive loss attributable to Taro	(88,070)	(39,639)	(6,291)

Total comprehensive income attributable to Taro	$396,187	$320,748	$259,915

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders’ Equity
	Number of Shares	Share Capital		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Retained Earnings	Total Taro Shareholders’ Equity	Non-controlling Interest	Total Shareholders’ Equity
Balance at March 31, 2012	44,477	680		253,584	23,034	(1,329)	343,039	619,008	3,950	622,958
Exercise of options	291	—	*	7,416	—	—	—	7,416	—	7,416
Share-based compensation	—	—		8	—	—	—	8	—	8
Comprehensive loss, net of tax:	—	—		—	(6,291)	—	—	(6,291)	—	(6,291)
Net income	—	—		—	—	—	266,206	266,206	664	266,870

Balance at March 31, 2013	44,768	$680		$261,008	$16,743	$(1,329)	$609,245	$886,347	$4,614	$890,961
Exercise of options	24	—	*	1,411	—	—	—	1,411	—	1,411
Purchase of treasury stock	(1,960)	—		—	—	(192,999)	—	(192,999)	—	(192,999)
Comprehensive loss, net of tax:	—	—		—	(39,639)	—	—	(39,639)	—	(39,639)
Net income	—	—		—	—	—	360,387	360,387	472	360,859

Balance at March 31, 2014	42,832	$680		$262,419	$(22,896)	$(194,328)	$969,632	$1,015,507	$5,086	$1,020,593
Exercise of options	1	—	*	26	—	—	—	26	—	26
Comprehensive loss, net of tax:	—	—		—	(88,070)	—	—	(88,070)	—	(88,070)
Net income	—	—		—	—	—	484,257	484,257	577	484,834

Balance at March 31, 2015	42,833	$680		$262,445	$(110,966)	$(194,328)	$1,453,889	$1,411,720	$5,663	$1,417,383

*	Amount is less than $500

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$484,834	$360,859	$266,870
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,798	16,567	17,765
Change in deferred charges and other assets	2	10	26
Impairment of long-lived assets	90	47	969
Share-based compensation expense	—	—	8
Accrued severance pay and other long-term liabilities, net	54	(230)	55
Loss on sale of long-lived assets	22	44	13
Realized gain on sale of marketable securities	(231)	(23)	(57)
Change in derivative instruments, net	5,483	4,181	1,550
Effect of exchange differences on inter-company balances	(18,167)	(11,670)	(1,510)
(Decrease) increase in long-term debt due to currency fluctuations	(1,030)	1,137	440
Deferred income taxes, net	(70,387)	(23,708)	(18,822)
Increase in trade receivables, net	(85,277)	(19,755)	(8,912)
Increase in other receivables, prepaid expenses and other	(3,508)	(1,557)	(1,339)
Increase in inventories, net	(7,027)	(10,697)	(630)
Decrease in long-term receivables, prepaid expenses and other	242	64	301
Decrease (increase) in income tax receivables	17,623	(17,930)	—
(Decrease) increase in trade payables	(542)	1,804	(3,483)
Increase in other accounts payable and accrued expenses	18,731	50,686	43,500
Increase (decrease) in income tax payables	50,078	7,815	(48,094)

Net cash provided by operating activities	406,788	357,644	248,650

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2015	2014	2013
Cash flows from investing activities:
Purchase of property, plant and equipment	(19,997)	(21,249)	(9,466)
Investment in other intangible assets	(158)	(4,555)	(777)
Investment in other assets	(31,050)	—	—
Investment in short-term bank deposits	(43,344)	(120,648)	(241,671)
Proceeds from restricted bank deposits	28	7,203	8,224
Proceeds from (investment in) long-term deposits and other assets	2,112	(33,956)	(5,000)
Proceeds from (investment in) marketable securities, net	111	(100)	4,758
Proceeds from sale of long-lived assets	217	8	1

Net cash used in investing activities	(92,081)	(173,297)	(243,931)

Cash flows from financing activities:
Excess tax benefits from share-based payment arrangements	—	149	838
Proceeds from issuance of shares, net	26	1,262	6,584
Purchase of treasury stock	—	(192,999)	—
Repayment of long-term debt	(10,944)	(11,874)	(10,748)

Net cash used in financing activities	(10,918)	(203,462)	(3,326)

Effect of exchange rate changes on cash and cash equivalents	(32,115)	(8,202)	(2,375)

Increase (decrease) in cash and cash equivalents	271,674	(27,317)	(982)
Cash and cash equivalents at the beginning of the period	209,967	237,284	238,266

Cash and cash equivalents at the end of the period	$481,641	$209,967	$237,284

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$1,014	$1,695	$2,230

Income taxes	$101,651	$117,409	$133,612

Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$645	$1,714	$1,573

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

The Group manufactures generic and proprietary drug products in facilities located in Israel and Canada, and manufactures bulk active pharmaceutical ingredients in its Israel facility. The Group’s research and development facilities are located in Israel and Canada. The majority of the Group’s sales are in North America, primarily in the U.S.A.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers. In Israel, the Group sells and distributes its products principally to healthcare institutions, drug store chains, and private pharmacies.

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

Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and together with its affiliates, “Sun”), the Company’s majority shareholder, owns, or controls, 29,497,813, or 68.9%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 79.2% of the vote attributable to the share equity of the Company.

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

Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits. Such deposits are stated at cost which approximates market values and are invested at an average interest rate of 0.93% and 1.21% for March 31, 2015 and 2014, respectively.

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

Realized gains and losses on the sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities results in the value of the investments being below the cost basis of such securities and when such decline is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in financial income, net in the Consolidated Statements of Operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

During the years ended March 31, 2015, 2014 and 2013, the Company did not own or sell any marketable securities previously impaired.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific balances, for which, in the opinion of the Company’s management, collection of such balances is doubtful. The allowance, in the opinion of the Company’s management, is sufficient to cover probable uncollectible balances. See Note 4.

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

(3)	The Group accounts for costs of computer software developed or obtained for internal use in accordance with FASB ASC Subtopic 350-40, “Intangibles: Goodwill and Other – Internal-Use Software.” FASB ASC Subtopic 350-40 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. As of March 31, 2015 and 2014, the Group capitalized $4,510 and $4,569 of software costs, respectively. Software costs are amortized using the straight-line method over their estimated useful life of three years.

j.	Lease of land from Israel Land Administration:

The Company leases several parcels of land from the Israel Land Administration (“ILA”), which is accounted for pursuant to FASB ASC Subtopic 840-20, “Leases – Operating Leases.” The lease period of the industrial parcels ends between 2018 and 2060. The Company has the right to extend each of the lease agreements for an additional period of 49 years. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). The ownership of the land is not transferred at the end of the lease period and there is no option to buy the land at the end of such period. The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value. Since such leases do not qualify as a capital lease, they are being accounted for as operating leases. The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

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

The Company determined the fair value of a reporting unit using the market approach which is based on the market capitalization by using the share price of the Company in the NYSE and an appropriate control premium. As of March 31, 2015, the market capitalization of the Company was significantly higher than the net book value of the reporting unit and therefore there was no need to continue to step two. Taro determined the goodwill was not subject to impairment as of March 31, 2015 and 2014.

l.	Contingencies:

The Company may be involved in various patent, product liability, consumer, commercial or environmental claims, government investigations, and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies, the Company records accruals for these types of contingencies to the extent that the Company concludes their occurrence is probable and that the related liabilities are estimable. The Company records anticipated recoveries under existing insurance contracts that are virtually certain of occurring and at the gross amount that is expected to be collected.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

m.	Tax contingencies:

FASB ASC 740, “Income Taxes,” contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. A liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740 amounting to $8,966 and $6,858 as of March 31, 2015 and 2014, respectively.

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

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. In the years ended March 31, 2015, 2014 and 2013, the Company recorded $90, $47 and $969 impairment loss, respectively. As these losses related to the fixed assets of its Irish facility, they were included in discontinued operations.

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

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company did not earn any grants during the year ended March 31, 2015, 2014 and 2013.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

t.	Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $8,370, $9,787, and $7,213 for the years ended March 31, 2015, 2014 and 2013, respectively.

u.	Income taxes:

Income taxes are accounted for in accordance with FASB ASC Topic 740, “Income Taxes.” FASB ASC Topic 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using tax rates and laws that will be in effect when the differences are expected to reverse. In certain cases the Company’s management determined that it was more likely than not that the Company will not benefit from the deferred tax assets in subsidiaries, and a valuation allowance was provided against the deferred tax assets carried by such subsidiaries. In future years, if it is more likely than not that the subsidiary will be in a position to utilize its deferred tax asset, the valuation allowance for such assets will be modified.

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

In accordance with FASB ASC Subtopic 605-45, “Revenue Recognition – Principal Agent Considerations,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $10,900, $10,800, and $9,830 for the years ended March 31, 2015, 2014 and 2013.

y.	Accounting for share-based compensation:

The Company recognizes compensation expense in accordance with FASB ASC Topic 718, “Compensation: Stock Compensation,” for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. Upon the adoption of FASB ASC Topic 718, the expected life of the option is estimated using the “simplified” method as provided in Staff Accounting Bulletin (“SAB”) 107. Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. On December 21, 2007, the SEC issued SAB No. 110 (“SAB 110”), codified as Topic 14.D.2 which, effective January 1, 2008, amends and replaces SAB 107. The Company adopted SAB 110 effective January 1, 2008; however, for the years ended March 31, 2015, 2014 and 2013, the Company did not grant any options.

z.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits and trade receivables. Cash and cash equivalents and bank deposits are principally invested in major banks in Israel, the United States, Europe, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents and bank deposits are financially sound and that low credit risk therefore exists with respect to these financial instruments. These deposits may be redeemed upon demand and, therefore, bear minimal risk.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. At March 31, 2015, three different customers represented approximately 25.3%, 24.9% and 16.0% of the Company’s trade accounts receivable. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

aa.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade and other receivables and trade and other payables approximate their fair value, due to the short-term maturities of these instruments.

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

FASB ASC Topic 815, “Derivatives and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged. The designation is based upon the nature of the exposure being hedged. At March 31, 2015 and 2014, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income, net in the Consolidated Statement of Operations during the period of change with the cash flows reported on the Consolidated Statements of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. See Note 10.

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

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements.” The amendments in this update cover a wide range of Topics in the Codification. The reason for each amendment is provided before each amendment for clarity and ease of understanding. Transition guidance varies based on the amendments in this update. The amendments in this update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this update. The adoption of the amendments requiring transition guidance is not expected to have a material impact on the Company’s financial position or results of operations. The adoption of the amendments effective upon issuance of the update did not have a material impact on the Company’s financial position or results of operations.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The adoption of ASU 2014-15 is not expected to have a material impact on the Company’s financial position or results of operations.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A – Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).” The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers. Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance. The amendments in this update will be effective prospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Taro is currently evaluating the potential effect of the adoption of ASU 2014-09 on the Company’s financial position and results of operations.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The guidance amends the definition of discontinued operations to limit the disposals that may be reported as discontinued operations. To be reported as discontinued operations, a disposal must be a result of a change in an entity’s strategy and have a major effect on the entity’s operations and financial results. The amendments also expand the disclosures required for discontinued operations to include additional information about the assets, liabilities, revenues, expenses, and cash flows of the discontinued operation. If a disposal does not qualify as discontinued operations under the amended guidance, the entity must disclose the disposal’s pretax profit or loss. The amendments in this update will be effective prospectively for annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of ASU 2014-08 is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11 “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (A Consensus of the FASB Emerging Issues Task Force.” The amended guidance clarifies when the unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss and when the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with the deferred tax asset. The guidance is effective for fiscal years, and interim periods, beginning after December 15, 2013. The adoption of ASU 2013-11 did not have a material impact on the Company’s financial position or results of operations.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force).” The amendments in this standard clarify when to release the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity. The amendments in this update were effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The adoption of ASU 2013-05 did not have a material impact on the Company’s financial position or results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

In February 2013, the FASB issued ASU No. 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force).” This standard provides guidance for the recognition, measurement, and disclosure for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The amendments in this update were effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-04 did not have a material impact on the Company’s financial position or results of operations.

NOTE 3: — SHORT-TERM INVESTMENTS

a.	The following is a summary of marketable securities which are classified as available-for-sale:

	March 31,
	2015			2014
	Amortized	Unrealized	Market	Amortized	Unrealized	Market
	cost	gain	value	cost	gain	value
Available-for-sale:
Government debentures	$3,375	$83	$3,458	$3,304	$(49)	$3,255

b.	The estimated fair value of available-for-sale investments as of March 31, 2015 and 2014 by contractual maturity, are as follows:

	March 31,
	2015		2014
		Market		Market
	Cost	Value	Cost	Value
Available-for-sale government debentures:
Matures in less than five years	$486	$435	$116	$309
Matures in more than five years	2,889	3,023	3,188	2,946

	$3,375	$3,458	$3,304	$3,255

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2015	2014
Trade accounts receivable, gross	$459,774	$322,140
Reserves for sales deductions:
Chargebacks	(64,119)	(46,919)
Customer rebates	(79,115)	(58,593)
Other sales deductions	(93,954)	(77,713)
Allowance for doubtful accounts	(159)	(143)

Trade accounts receivable, net	$222,427	$138,772

b.	Other receivables and prepaid expenses:

	March 31,
	2015	2014
Deferred income taxes	$199,908	$128,689
Note receivable	35,000	—
Prepaid expenses	7,988	7,851
Interest receivable	3,574	2,011
Advances to suppliers	2,690	1,101
Government authorities	1,260	19,508
Derivative instruments	—	2,924
Other	491	308

	$250,911	$162,392

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2015, 2014, and 2013:

	For the year ended March 31, 2015
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(46,919)	$(772,584)	$755,384	$(64,119)
Rebates and Other	(136,449)	(443,797)	407,018	(173,228)

Total	$(183,368)	$(1,216,381)	$1,162,402	$(237,347)

Current Liabilities
Returns	$(64,144)	$(85,990)	$40,369	$(109,765)
Other (1)	(43,186)	(73,768)	61,637	(55,317)

Total	$(107,330)	$(159,758)	$102,006	$(165,082)

	For the year ended March 31, 2014
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(22,792)	$(310,355)	$286,228	$(46,919)
Rebates and Other	(94,411)	(311,405)	269,367	(136,449)

Total	$(117,203)	$(621,760)	$555,595	$(183,368)

Current Liabilities
Returns	$(49,701)	$(47,209)	$32,766	$(64,144)
Other (1)	(27,697)	(63,780)	48,291	(43,186)

Total	$(77,398)	$(110,989)	$81,057	$(107,330)

	For the year ended March 31, 2013
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(20,789)	$(263,330)	$261,327	$(22,792)
Rebates and Other	(69,435)	(192,115)	167,139	(94,411)

Total	$(90,224)	$(455,445)	$428,466	$(117,203)

Current Liabilities
Returns	$(33,426)	$(37,977)	$21,702	$(49,701)
Other (1)	(33,837)	(43,184)	49,324	(27,697)

Total	$(67,263)	$(81,161)	$71,026	$(77,398)

(1)	Includes indirect rebates.

NOTE 6: — INVENTORIES

	March 31,
	2015	2014
Raw and packaging materials	$43,383	$41,216
Finished goods	47,122	49,525
Work in progress	26,680	19,250
Purchased products for commercial purposes and other	3,087	7,648

	$120,272	$117,639

As of March 31, 2015 and 2014, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $16,031 and $14,190, respectively.

As of March 31, 2015 and 2014, there were no pledges of inventory.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2015	2014
Cost:
Land	$8,454	$8,821
Buildings	147,242	148,881
Leasehold improvements	2,289	2,114
Machinery and equipment	173,680	165,003
Computer equipment	28,304	28,329
Motor vehicles	235	247
Furniture, fixtures and office equipment	9,006	9,216
Advances for property and equipment	356	1,987

	369,566	364,598

Accumulated depreciation and impairment charges:
Buildings	$55,037	$52,615
Leasehold improvements	1,216	1,250
Machinery and equipment	125,484	124,484
Computer equipment	27,017	27,117
Motor vehicles	185	170
Furniture, fixtures and office equipment	7,582	7,546

	216,521	213,182

Depreciated cost	$153,045	$151,416

b.	Depreciation expenses were $12,480, $12,950, and $14,329 for the year ended March 31, 2015, 2014 and 2013, respectively. For related impairment charges, see Note 2.n.

c.	Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,832 as of March 31, 2015 and 2014. There were no additional capitalized interest and other costs as of March 31, 2015 and 2014.

d.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,510 and $4,569 as of March 31, 2015 and 2014, respectively.

e.	As for pledges – see Note 14.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2015	2014
Cost:
Product and distribution rights	$77,433	$78,366
Deferred charges in respect of debentures from institutional investors	193	193
Other deferred costs	1,541	1,568

	79,167	80,127

Accumulated amortization and impairment charges:
Product and distribution rights	64,229	61,752
Deferred charges in respect of debentures from institutional investors	192	191
Other deferred costs	1,542	1,542

	65,963	63,485

Amortized cost	$13,204	$16,642

b.	Amortization expenses related to product and distribution rights were $3,318, $3,617 and $3,436 for the years ended March 31, 2015, 2014 and 2013, respectively.

c.	As of March 31, 2015, the estimated amortization expense of product and distribution rights for 2016 to 2020 is as follows: 2016—$3,201; 2017—$2,718; 2018—$2,263; 2019—$853; 2020—$544.

d.	The weighted-average amortization period for product rights is approximately 7 years.

NOTE 9: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	March 31,
	2015	2014
Prepayment of land leased from Israel Land Administration (1)	$14,273	$14,507
Long-term deposits	30,175	36,183
Severance pay fund (2)	1,770	2,085
Long-term security deposit	39	53
Other	73	66

	$46,330	$52,894

(1)	The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). This amount was prepaid. See Note 2.j.
(2)	Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations. See Note 12.b.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The subsidiaries’ matching contribution to the plan was $976, $1,075 and $987 for the years ended March 31, 2015, 2014 and 2013, respectively.

	Years ended March 31,
	2015	2014	2013
Pension, retirement savings and severance expenses	$5,979	$6,140	$6,009

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

In September 2005, the Company entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%. At March 31, 2015 and March 31, 2014, the fair market value of the swap was a liability of $655 and $802, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded a net (loss) gain of $(150), $68 and $(242) within financial income, net for the years ended March 31, 2015, 2014 and 2013, respectively. These amounts include an unrealized gain of $147, $404 and $127 for the years ended March 31, 2015, 2014 and 2013, respectively. See Note 13.a.2.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2014	1.29%	1.55%	(4.41%)	8.84%	3.49	1.11
3/31/2015	(1.01%)	1.20%	14.04%	14.41%	3.98	1.27

(1)	Per Bank of Israel
(2)	Per Bank of Canada

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%. At the same time, the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it received, at the end of the period, the NIS amount linked to the CPI plus interest equal to 5.8% of the

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

outstanding NIS balance, and paid $47,190 plus a fixed rate of 5.9%. This swap matured on November 28, 2008, and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap. In accordance with this swap agreement, the Company received NIS 201,270 in six annual payments (equivalent of the remaining debt balance as of November 28, 2008), which was linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance. The Company was required to pay $51,344 plus a fixed rate of 6.59%. These loans and the related swap matured in November 2014 and were retired. At March 31, 2014, the fair market value of the swap was $2,924 (recorded in other receivables and prepaid expenses). The Company recorded a net (loss) gain of ($1,117), $1,025 and $255 within financial income, net for the years ended March 31, 2015, 2014 and 2013, respectively, related to its swap arrangements.

In October 2011, the Company began entering into separate forward contracts to purchase the Israeli Shekel and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates. The forward contracts to purchase the Shekel are for a total amount of $26,167 which is settled in monthly installments of $3,542 for the first four months and $2,000 for the remaining six months. The Company recorded a net (loss) gain of ($4,590), $2,190 and $990 for the years ended March 31, 2015, 2014 and 2013, respectively, for the contracts to purchase the Shekel. The forward contracts to purchase the Canadian dollar are for a total amount of $24,900 which is settled in monthly installments of $6,225 over four months. The Company recorded a net loss of $901, $4,421 and $1,303, for the years ended March 31, 2015, 2014 and 2013, respectively, for the contracts to purchase the Canadian dollar.

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

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and 2014 were as follows:

	March 31, 2015
	Quoted Market Prices	Significant Other
	of Identical Assets (Level 1)	Observable Inputs (Level 2)
Assets
Marketable securities	$3,458	$—

Liabilities
Interest rate swap	$—	$655
Forward contracts	—	5,449

	$—	$6,104

	March 31, 2014
	Quoted Market Prices	Significant Other
	of Identical Assets (Level 1)	Observable Inputs (Level 2)
Assets
Marketable securities	$3,255	$—
Forward contracts	—	679
Cross-currency swaps	—	2,245

	$3,255	$2,924

Liabilities
Interest rate swap	$—	$802
Forward contracts	—	3,213

	$—	$4,015

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2015	2014
Returns reserve	$109,765	$64,144
Accrued income taxes	75,384	27,090
Medicaid and indirect rebates	43,202	32,484
Employees and payroll accruals	18,264	19,498
Accrued expenses	16,999	9,702
Due to customers	12,115	10,702
Derivative instruments	5,449	3,213
Royalties	4,251	2,321
Settlements and loss contingencies	540	26,540
Legal and audit fees	329	496
Deferred taxes	261	343
Deferred revenue	79	19,917
Other	2,975	4,085

	$289,613	$220,535

b.	Other long-term liabilities:

	March 31,
	2015	2014
Accrued severance pay	$1,712	$1,990
Deferred revenue	983	—
Interest rate swap	655	802
Other	130	60

	$3,480	$2,852

NOTE 13: — LONG-TERM DEBT

a.	Composed as follows:

	March 31,
	2015	2014
Debentures with institutional investors (1)	$—	$11,117
Mortgage for U.S. headquarters facility (2)	5,888	6,745

	5,888	17,862

Less: current maturities	912	11,974

	$4,976	$5,888

(1)

In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel. At March 31, 2015 there were no debentures outstanding as they matured in November 2014. At March 31, 2014, the outstanding debentures are comprised of $422 (issued in U.S. dollars) at an interest rate of 6.1% with the remaining debentures of $10,695 (issued in NIS) at a rate of Israeli CPI plus 5.8%. The debentures provided certain undertakings,

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1. The test was based on the Company’s audited financial statements, and was performed on April 1 of each year with respect to the prior calendar year.
(2)	In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey (subsequently retired in February 2012). The Company guaranteed these obligations. The mortgage on the New York facility was $5,888 and $6,745 as of March 31, 2015 and 2014, respectively, was for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90. At March 31, 2015 and 2014, the debt service coverage ratio was 2.30 and 2.25, respectively. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage.

As of March 31, 2015, the Company is in compliance with all of its covenants.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted-Average Interest Rate		Amount
	March 31,		March 31,
	2015	2014	2015	2014
In, or linked to, U.S. dollars (1)	1.43%	1.72%	$5,888	$7,167
In Israeli currency – linked to CPI	—	5.80%	—	10,695

			$5,888	$17,862

(1)	Represents a mortgage loan in the amount of $5,888 and $6,745 as of March 31, 2015 and 2014, respectively, which is subject to variable interest rates linked to LIBOR, however the Company’s interest rate swap entered into concurrently with the mortgage agreement effectively fixes the mortgage rate at a fixed rate of 6.16%. See Note 10.a. The remaining outstanding debt in 2014 was subject to fixed interest rates.

c.	The debt matures as follows:

As of
Year Ended	March 31, 2015
3/31/2016	$912
3/31/2017	969
3/31/2018	1,031
3/31/2019	1,096
3/31/2020	1,166
Thereafter	714

$5,888

As of the date of these financial statements, the Company has met all of its scheduled debt obligations. For collateral, see Note 14.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	March 31,
	2015	2014
Mortgage for U.S. headquarters facility	$5,888	$6,745

NOTE 15: — COMMITMENTS AND CONTINGENT LIABILITIES

a.	Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2019. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31,
2015
3/31/2016	$1,216
3/31/2017	492
3/31/2018	165
3/31/2019	6
Thereafter	—

$1,879

Total rent expenses were $2,576, $3,245 and $3,479 for the years ended March 31, 2015, 2014 and 2013, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars). As of March 31, 2015 and 2014, the aggregate contingent liability to the OCS was $11,624 and $11,320, respectively.

Royalty payments to the OCS were $38, $0 and $0 for the years ended March 31, 2015, 2014 and 2013, respectively.

c.	Legal proceedings:

From time to time the Company is subject to litigation arising in the ordinary course of business, including patent litigation resulting from our use of the patent challenge procedures set forth in the Hatch Waxman Act. The Company records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions. The Company is party to certain lawsuits disclosed herein; whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

1.	Legal actions commenced by the Company:

i.	Company’s lawsuit related to Topicort® topical spray:

On or about June 17, 2014 and July 2, 2014, the Company received from Perrigo Israel Pharmaceuticals Ltd. (“Perrigo”) two Paragraph IV certification notice letters indicating that Perrigo had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Topicort® topical spray prior to expiration of the Company’s U.S. Patent Nos. 8,277,780 (the “’780 Patent”), expiring on April 23, 2028 and

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

8,1715,624 (the “624 Patent”), expiring on May 26, 2026, and prior to the expiration of U.S. Patent No. 5,990,100 (the “’100 Patent”), expiring March 24, 2018, to which the Company has a license. The notice letters alleged the three patents were invalid, unenforceable and/or not infringed. On July 28, 2014, the Company filed in the U.S. District Court for the District of Delaware a patent infringement suit against Perrigo alleging Perrigo’s ANDA infringes the ’780 and ’624 patents. The lawsuit resulted in a stay of FDA approval of Perrigo’s ANDA for 30 months from the date of the Company’s receipt of Perrigo’s first notice letter, subject to prior resolution of the matter before the court. The court has scheduled a trial for May 2, 2016.

2.	Other Legal Actions:

On November 19, 2013, a number of minority shareholders of the Company commenced litigation in Israel, seeking to invalidate certain resolutions that were adopted at the annual general meeting of the Company held on September 12, 2013. This litigation challenged the adoption of these resolutions by claiming the Company did not take proper steps to ensure that the majority vote in favor of these resolutions also included a majority of those shareholders who had no “personal interest” in the resolutions (as required by the Israeli Companies Law). These shareholders also raised other claims regarding the resolutions adopted at that meeting, such as the validity of the compensation policy approved by the shareholders. Since this litigation was filed, these resolutions were ratified at an extraordinary general meeting held on March 27, 2014. On August 10, 2014, the claimants filed an amended complaint requesting that the resolutions passed at the extraordinary general meeting be voided and further contending that under Israeli law shareholders must identify themselves in order to be considered “disinterested” and reiterated their arguments against the validity of the terms of the compensation policy and the remuneration of officers approved by the shareholders. Summaries were filed with the Court, regarding the shareholders’ claims of the existence of an alleged duty of identification, and the matter remains pending.

Taro has been a defendant in two actions brought against various pharmaceutical manufacturers in the States of Utah and Louisiana. The actions relate to drug price reporting by these manufacturers. In addition, Taro received an investigative demand that also relates to drug price reporting from Texas in August 2012. In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers and in November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuits allege that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated Average Wholesaler Prices (“AWP”). The Utah trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State was given leave by the court to re-plead its case, which it did. The defendants subsequently filed a motion to dismiss, which was denied. The case is currently in the discovery phase and the first trial will not be before August 2016. The Company settled the Louisiana action for $6.1 million in September 2013. In July 2014, the Company reached a settlement with the State of Texas in connection with the investigative demand it received, in the amount of $19.5 million. During the year ended March 31, 2015, the Company reversed $6.5 million of the provision for AWP-related matters.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay. In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits. On June 17, 2013, the court dismissed the lawsuits and ruled that the plaintiffs were unable to prove that their exposure to dangerous substances in the Kishon River water was the cause of their illnesses. The plaintiffs filed an appeal to the Supreme Court, which is still pending. The hearing of the lawsuits filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River was dismissed by the court on November 3, 2013. The plaintiffs requested an extension to the appeal deadline and such appeal is scheduled to be heard on September 7, 2015.

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

Pending implementation of the new FUL methodology, CMS has been using AWP or Wholesaler Acquisition Cost (“WAC”) in the calculation of FULs. States have also historically used AWP or WAC in setting Medicaid reimbursement rates for drugs. Many pharmaceutical companies have been named in civil lawsuits alleging generally that the defendants overstated AWPs or WACs, which were used by state agencies to calculate drug reimbursements to healthcare providers.

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

The options were substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000 and none of the options granted include stock appreciation rights. The options were granted to employees and associates, had a four to five-year graded vesting term and expire ten years after the date of the grant. Each option entitled its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of March 31, 2015, no options were outstanding and as March 31, 2014, an aggregate of 1,000 options in respect of the 1999 plan were outstanding. No further options in respect of the 1999 plan are available for future grants. The Company issued new shares to employees exercising their stock options.

2.	A summary of the Company’s stock option activity and related information for the year ended March 31, 2015 is as follows:

Weighted-
average
	Number of	Exercise	exercise
	options	price	price
Outstanding at March 31, 2014	1,000	$26.09	$26.09
Exercised	(1,000)	26.09	26.09
Forfeited	—	—	—
Granted	—	—	—

Outstanding at March 31, 2015	—	$—	$—

There were 1,000, 23,700, and 291,555 options exercised in the years ended March 31, 2015, 2014 and 2013, respectively, with a total intrinsic value of approximately $85, $557 and $5,286, respectively.

As of March 31, 2013, the compensation costs related to share-based compensation arrangements granted under the Company’s stock option plan were fully amortized. For the years ended March 31, 2015, 2014 and 2013, the Company recognized $0, $0 and $8, respectively, in share-based compensation expense.

d.	There were no options outstanding as of March 31, 2015 and 1,000 options were exercisable as of March 31, 2014. The weighted-average exercise prices for the options exercisable as of March 31, 2014 were $26.09.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

e.	Dividends:

The Company may declare and pay dividends from retained earnings. For restrictions on dividend distribution, see Note 17.c.

f.	Net income per share:

	Year ended March 31, 2015			Year ended March 31, 2014			Year ended March 31, 2013
	Net income attributable		Per	Net income attributable		Per	Net income attributable		Per
	to Taro	Shares	Share	to Taro	Shares	Share	to Taro	Shares	Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount
Basic EPS:	$484,257	42,833,533	$11.31	$360,387	44,276,003	$8.14	$266,206	44,677,603	$5.96
Effect of dilutive securities:
Stock options	—	217	—	—	3,121	—	—	37,508	—

Diluted EPS:	$484,257	42,833,750	$11.31	$360,387	44,279,124	$8.14	$266,206	44,715,111	$5.95

g.	As of March 31, 2015, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of ($111,149) and unrealized gain from available for sale securities of $183. As of March 31, 2014, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of ($22,996) and unrealized gain from available for sale securities of $100.

NOTE 17: — INCOME TAXES

a.	Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to income tax at the rate of 26.5% in 2015 and 25% in 2014 and 2013.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Investments Law”):

Various production and development facilities of the Company have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period. The benefits available to an Approved Enterprise and Benefited Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investments Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to refund the benefits, in an amount linked to the Israeli consumer price index plus interest.

The Company qualifies as a foreign investors’ company, or FIC. FICs are entitled to further reductions in the tax rate normally applicable to Approved or Benefited Enterprises, depending on the level of foreign ownership. The tax rate ranges between 10% (when foreign ownership is 90% or more) to 25% (when the foreign ownership is below 49%).

The Company has three active plans, two Approved Enterprises under the Alternative Benefits Programs (Plans 3-4 and Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements. Under Plan 3-4 (benefit period starting 2003), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of the plan and to a reduced tax rate of between 10% and 25% (depending on the level of foreign investment) for an additional thirteen years thereafter. Under Plan 5 (benefit period starting 2007), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter. We filed a request for an additional five years of reduced tax rates for such plan. Approval is still pending. Under Plan 6 (benefit period starting 2010), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest. As of March 31, 2015, Management believes that the Company complied with all of the aforementioned requirements.

If the Company pays a dividend, the source of which is income derived from the Approved and/or Benefited Enterprises during the tax exempt period, the Company will be subject to corporate tax at the rate ordinarily applicable to the Approved/Benefited Enterprise from which it was exempt, on the gross amount of such dividend.

The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and/or Benefited Enterprises.

For the years ended March 31, 2015 and 2014, income not eligible for Approved and/or Benefited Enterprise benefits is taxed at the regular corporate income tax rate (either 26.5% or 25%, see above).

d.	The New Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law (“Amendment 68”), upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (an “Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved/Benefited Enterprises during the benefits period. Under the law, when the election is made, the uniform tax rate for 2014 and onwards will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Industrial Companies will be freely distributable as dividends, subject to withholding tax of 20% or lower, under an applicable tax treaty. Certain “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds), and will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company,” the approval of three governmental authorities in Israel is required. We did not elect to apply for Amendment 68 in tax year 2015 or 2014.

e.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in U.S. dollars in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an election is binding to the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in U.S. Dollar terms. After the initial three-year term, the Company must make the election on an annual basis. Through taxable year 2014, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

f.	Income from continuing and discontinued operations before income taxes is comprised of the following:

	Year ended March 31,
	2015	2014	2013
Domestic (Israel)	$250,979	$190,233	$65,934
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	329,914	253,355	268,735

Income from continuing and discontinued operations before taxes	$580,893	$443,588	$334,669

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

g.	Taxes on income are comprised of the following:

	Year ended March 31,
	2015	2014	2013
Current taxes	$166,466	$106,561	$93,165
Prior years’ benefits	(20)	(124)	(6,544)
Deferred income benefits	(70,387)	(23,708)	(18,822)

	$96,059	$82,729	$67,799

Domestic	$25,881	$16,852	$1,139
Foreign	70,178	65,877	66,660

	$96,059	$82,729	$67,799

Included within current and deferred income tax expense are benefits relating to investment tax credits at Taro Canada of $909, $1,439 and $1,320 for the years ended March 31, 2015, 2014 and 2013, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

h.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2015	2014	2013
Statutory tax rate (In Israel)	26.5%	25.0%	25.0%
(Decrease) increase in effective tax rate due to:
Tax benefits from reduced tax rates under benefit programs	(7.0%)	(5.0%)	(4.0%)
Different tax rates applicable to non-Israeli subsidiaries	(4.0%)	(2.0%)	1.0%
Uncertain tax positions, net	1.0%	1.0%	(3.0%)
Taxes (benefits) from prior years	0.0%	0.0%	1.0%

Effective consolidated tax rate	16.5%	19.0%	20.0%

i.	Current taxes are calculated at the following rates:

	Year ended March 31,
	2015	2014	2013
On Israeli operations (not including “Approved Enterprise”)	26.5%	25.0%	25.0%
On U.S. operations *	35.5%	35.0%	35.0%
On Canadian operations *	25.0%	25.0%	25.0%
On U.K. operations *	21.0%	23.0%	24.0%
On Ireland operations *	12.5%	12.5%	12.5%

*	The U.S., Canadian, U.K., and Irish subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits and manufacturing and processing credits, thereby reducing its effective tax rate.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward losses.

	March 31,
	2015	2014
Deferred tax assets:
Net operating loss carryforward	$10,379	$12,347
Deferred revenue	34,834	23,343
Property, plant, and equipment	921	1,224
Accrued expenses	131,524	91,603
Bad debt allowance	39	38
Amortization and impairment	5,406	5,917
Other, net	32,259	12,695

Total deferred tax assets	215,362	147,167
Valuation allowance for deferred tax assets	(11,301)	(13,573)

Net deferred tax assets	204,061	133,594

Deferred tax liabilities:
Property, plant, and equipment	(1,901)	(1,739)
Other, net	(261)	(343)

Total deferred tax liabilities	(2,162)	(2,082)

Net deferred tax assets	$201,899	$131,512

Domestic	$12,721	$9,990
Foreign	189,178	121,522

	$201,899	$131,512

The deferred income taxes are presented in the balance sheet as follows:

	March 31,
	2015	2014
Among current assets (“other receivables and prepaid expenses”)	$199,908	$128,689
Long-term deferred income tax assets	4,153	4,905
Among short-term liabilities	(261)	(343)
Among long-term liabilities	(1,901)	(1,739)

	$201,899	$131,512

k.	Carryforward tax losses:

1.	The Company:

As of March 31, 2015, the Company has no carryforward net operating losses. As of March 31, 2015 the Company has carryforward capital losses of approximately $74,000. Such losses can only be used to offset capital gains.

2.	Canadian subsidiary:

As of March 31, 2015, this subsidiary has no carryforward losses.

3.	U.K. subsidiary:

As of March 31, 2015, this subsidiary has carryforward tax losses of $10,638, which may be carried forward and offset against taxable income for an indefinite period in the future. As discussed in Note 2.u, there is a full valuation allowance provided against these losses.

4.	Irish subsidiary:

As of March 31, 2015, this subsidiary has carryforward losses of $68,185. Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines. As discussed in Note 2.u, a full valuation allowance is provided against these losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

5.	U.S. subsidiary:

As of March 31, 2015, this subsidiary has no carryforward tax losses.

6.	Hungarian subsidiary:

As of March 31, 2015, this subsidiary has no carryforward losses.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

m.	At March 31, 2015, deferred income taxes were not provided for on a cumulative total of $766,152 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed. Taro Canada intends to invest these earnings indefinitely in its operations.

n.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.

o.	Tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2009. The Company’s tax provision was adequate to satisfy these assessments. The Company may be subject to examination by the Israeli tax authorities for years 2010 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

The Company completed its tax assessments with the U.S. tax authorities for the years through March 31, 2013. The Company’s tax provision was adequate to satisfy these assessments. Taro U.S.A. is currently under examination for the year ending 2014. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination related to these years.

The Company completed its tax assessments with the Canadian tax authorities for the years through 2010. The Company’s tax provision was materially adequate to satisfy these assessments. Taro Canada remains subject to examination by the Canadian tax authorities for years after 2010. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

p.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income Taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.u).

	March 31,
	2015	2014	2013
Unrecognized tax exposure at beginning of year	$6,858	$6,634	$13,828
Increases as a result of positions taken in prior period	129	146	1,912
Decreases as a result of positions taken in prior period	(462)	(1,815)	(115)
Increases as a result of positions taken in current period	2,501	1,893	1,495
Decreases due to settlements with tax authorities	(60)	—	(10,216)
Decreases due to expiration of statute of limitations	—	—	(270)

Unrecognized tax exposure at end of year	$8,966	$6,858	$6,634

The total amount of interest and penalties recognized on the Consolidated Statement of Operations for the years ended March 31, 2015, 2014 and 2013, were ($230), $751, and ($2,730), respectively. The total amount of interest and penalties recognized on the consolidated balance sheet at March 31, 2015 and 2014 were $550 and $2,567, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $8,966 and $6,858 at March 31, 2015 and 2014, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

	Years ended March 31,
	2015	2014	2013
Sales by location of customers :
U.S.A.	$777,191	$669,481	$587,851
Canada	55,452	56,718	52,452
Israel	22,157	22,917	19,929
Other	8,144	10,169	10,722

	$862,944	$759,285	$670,954

Selling, marketing, general and administrative expenses:
Selling and marketing	$44,617	$46,343	$43,938
Advertising	8,370	9,787	7,213
General and administrative *	34,657	35,603	35,287
Settlements and loss contingencies	(4,200)	2,590	33,300

	$83,444	$94,323	$119,738

* Including provision for doubtful accounts	$16	$25	$4

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$928	$1,515	$2,512
Income in respect of deposits	(10,605)	(6,683)	(4,026)
Expenses in respect of short-term credit	—	1	—
Foreign currency transaction losses	(41,634)	(7,118)	(2,417)

	$(51,311)	$(12,285)	$(3,931)

NOTE 19: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments.”

	Israel	Canada*	U.S.A.	Other	Consolidated
Year ended March 31, and as of March 31, 2015:
Sales to unaffiliated customers **	$22,157	$55,452	$777,191	$8,144	$862,944
Long-lived assets ***	$88,804	$46,876	$36,755	$1,020	$173,455
Year ended March 31, 2014 and as of March 31, 2014:
Sales to unaffiliated customers **	$22,917	$56,718	$669,481	$10,169	$759,285
Long-lived assets ***	$90,676	$44,165	$39,140	$1,325	$175,306
Year ended March 31, 2013 and as of March 31, 2013:
Sales to unaffiliated customers **	$19,929	$52,452	$587,851	$10,722	$670,954
Long-lived assets ***	$87,912	$38,614	$40,383	$1,240	$168,149

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer’s location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.

b.	For the year ended March 31, 2015, the Company had net sales to three different U.S. customers of 18.0%, 14.1% and 10.3% of consolidated net sales. For the year ended March 31, 2014, the Company had net sales to three different customers of 20.4%, 17.3% and 13.4% of consolidated net sales For the year ended March 31, 2013, the Company had net sales to three different customers of 20.8%, 14.0% and 12.2% of consolidated net sales.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

c.	Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2015, 2014 and 2013, were as follows:

	Year ended March 31,
Category	2015	2014	2013
Dermatological and topical	66%	73%	77%
Neuropsychiatric	16%	14%	9%
Cardiovascular	8%	6%	6%
Anti-inflammatory	5%	4%	4%
Other	5%	3%	4%

Total	100%	100%	100%

NOTE 20: — DISCONTINUED OPERATIONS

a.	During 2010, the Company’s management decided to sell its Irish facility. The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated Statements of Operations.

b.	The following is the detail of discontinued operations:

	Year ended March 31,
	2015	2014	2013
Sales, net	$—	$—	$—
Cost of sales	(276)	(220)	(1,170)

Gross loss	(276)	(220)	(1,170)
Operating expenses:
Research and development	(2)	—	(10)
Selling, marketing, general and administrative	(167)	(182)	(216)

Operating loss	(445)	(402)	(1,396)
Financial (expenses) income, net	(347)	162	(213)
Other income, net	2	2	415

Loss before income taxes	(790)	(238)	(1,194)
Tax benefit (expense)	3	(81)	—

Net loss from discontinued operations	$(787)	$(319)	$(1,194)

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

Since 2013, Taro entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these transactions material or unusual and believes that terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli legal requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary pursuant to Israeli legal requirements and therefore did not require shareholder approval.

NOTE 22: — SUBSEQUENT EVENTS

Stock options:

Between April 1, 2015 and June 30, 2015, no stock options were granted to the Company’s directors or employees.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1