Form 20-F
period 2016-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2016-06-09
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

42,765,934 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share outstanding as of March 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

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

We, among other business activities, develop, manufacture and market prescription (“Rx”) and over-the-counter (“OTC”) pharmaceutical products, primarily in the United States (the “U.S.”), Canada and Israel.  We also develop and manufacture active pharmaceutical ingredients (“APIs”), primarily for use in our finished dosage form products.  We were incorporated in 1959 under the laws of the State of Israel.  In 1961, we completed the initial public offering of our ordinary shares in the United States.  Our ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “TARO,” since March 22, 2012.

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2016 (the “2016 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2016 Annual Report is being filed in respect of the fiscal year ended March 31, 2016, and contains the audited consolidated financial statements for the year then ended.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2016 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D—Key Information: Risk Factors” and elsewhere in this 2016 Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2016 Annual Report are reported in U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2016 Annual Report may not total correctly due to rounding of numbers.

All references in this 2016 Annual Report to “dollars,” or “$,” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2016 was NIS 3.77 per $1.00.  The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2016 was $1.30 Canadian dollar per $1.00.  No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)	As published by The Bank of Israel.
(2)	As published by The Bank of Canada.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the years ended March 31, 2016, 2015 and 2014, and as of March 31, 2016 and March 31, 2015, from our audited consolidated financial statements set forth elsewhere in this 2016 Annual Report, which have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data for the three months ended March 31, 2012 and for the years ended December 31, 2011, and as of March 31, 2013 and 2012, and December 31, 2011, from our audited consolidated financial statements not included in this Annual Report.  You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2016 Annual Report.  In 2012, we changed our fiscal year end from December 31 to March 31.

					Three months		Year Ended
	Year Ended March 31,				Ended March 31,		December 31,
	2016	2015	2014	2013	2012		2011
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$950,751	$862,944	$759,285	$670,954	$145,141		$505,668
Cost of sales	169,743	186,359	179,279	176,128	45,971		176,143
Impairment	2,042	—	—	—	—		—
Gross profit	778,966	676,585	580,006	494,826	99,170		329,525
Operating expenses:
Research and development	71,160	65,510	55,430	46,508	9,847		30,867
Selling, marketing, general and administrative	92,365	87,644	91,733	86,438	23,101		93,918
Settlements and loss contingencies	973	(4,200)	2,590	33,300	—		—
	164,498	148,954	149,753	166,246	32,948		124,785
Operating income	614,468	527,631	430,253	328,580	66,222		204,740
Financial (income) expenses, net	(19,672)	(51,311)	(12,285)	(3,931)	1,000		(3,697)
Other gain (loss), net	2,680	2,738	1,369	3,352	(94)		609
Income before income taxes	636,820	581,680	443,907	335,863	65,128		209,046
Tax expense	95,313	96,059	82,729	67,799	17,791		24,551
Income from continuing operations	541,507	485,621	361,178	268,064	47,337		184,495
Net (loss) income from discontinued operations attributable to Taro	(236)	(787)	(319)	(1,194)	66		(1,217)
Net income	541,271	484,834	360,859	266,870	47,403		183,278
Net income attributable to non-controlling interest	339	577	472	664	151		598
Net income attributable to Taro	$540,932	$484,257	$360,387	$266,206	$47,252		$182,680

Net income from continuing operations attributable to Taro	$541,168	$485,044	$360,706	$267,400	$47,186		$183,897
Net (loss) income from discontinued operations attributable to Taro	(236)	(787)	(319)	(1,194)	66		(1,217)
Net income attributable to Taro	$540,932	$484,257	$360,387	$266,206	$47,252		$182,680

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$12.63	$11.32	$8.15	$5.99	$1.06		$4.14
Diluted	$12.63	$11.32	$8.15	$5.98	$1.06		$4.14
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$—	*	$(0.03)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$—	*	$(0.03)
Net income per ordinary share attributable to Taro:
Basic	$12.62	$11.31	$8.14	$5.96	$1.06		$4.11
Diluted	$12.62	$11.31	$8.14	$5.95	$1.06		$4.11
Weighted-average number of ordinary shares used to compute net income per share:
Basic	42,832	42,834	44,276	44,678	44,476		44,406
Diluted	42,832	42,834	44,279	44,715	44,589		44,491
*	Amount is less than $0.01

	As of March 31,					As of December 31,
	2016	2015	2014	2013	2012	2011
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Working capital	$1,632,133	$1,203,802	$797,967	$717,240	$454,762	$391,048
Property, plant and equipment, net	159,459	153,045	151,416	145,265	150,750	152,532
Total assets	2,188,033	1,737,745	1,284,376	1,106,636	856,424	795,845
Short-term debt, including current maturities of long-term debt	—	912	11,974	11,330	10,957	17,073
Long-term debt, net of current maturities	—	4,976	5,888	17,269	27,949	27,614
Shareholders’ equity	1,937,144	1,417,383	1,020,593	890,961	622,958	571,063

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

To the extent that we succeed in being the first-to-market the generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), our sales, profits and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product.  However, after the end of the 180-day exclusivity period, these sales, along with the profits therefrom, may diminish precipitously.

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

In March 2010, the U.S. government enacted the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010 (collectively, “PPACA”), which represented the most comprehensive overhaul of both the public and private health care systems ever enacted in the United States.

The PPACA imposes on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements.  Changes to the healthcare system enacted as part of healthcare reform in the United States, as well as the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, may result in increased pricing pressure by influencing, for instance, the reimbursement policies of third-party payors.  We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our products.

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

The PPACA is a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the establishment of exchange to facilitate the purchase of health insurance; premium and cost-sharing subsidies for certain low-income individuals; imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program.  Among other things, the PPACA contains provisions that will change payment levels for pharmaceuticals under Medicaid and increase pharmaceutical rebates under the Medicaid Drug Rebate Program.  Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FULs”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs for which there are at least three therapeutically equivalent versions on the market).  The FULs are calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market. In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and sales to wholesalers who sell to retail community pharmacies.  The Centers for Medicare & Medicaid Services (“CMS”) issued final regulations regarding the FUL and the calculation of AMP and rebates under the Medicaid Drug Rebate Program.  These regulations are effective as of April 1, 2016.  We do not know how the new methodology for calculating FULs will affect our pharmacy customers.

In addition, the PPACA requires CMS to publish and provide states with the weighted-average monthly AMPs for multiple source drugs.  CMS has encouraged state Medicaid programs to utilize these AMPs as a benchmark for prescription drug reimbursement in place of the current, widely used benchmark of average wholesale price (“AWP”).  CMS has not yet begun to make weighted-average AMPs available to the states or the public.  When implemented, the disclosure may have the effect of reducing Medicaid reimbursement rates.  We cannot predict how the public disclosure of this information may affect competition in the market place.  In addition, in its final regulations for the Medicaid Drug Rebate Program, CMS is requiring state Medicaid programs, beginning April 1, 2017, to base their reimbursement rates for brand drugs and other drugs not subject to a FUL on pharmacies’ actual acquisition costs, rather than using the current methodologies based on published benchmarks such as AWP or wholesaler acquisition cost.  We do not know how the new Medicaid reimbursement rates will affect our pharmacy customers.

Effective January 1, 2010, the PPACA also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a NDA, and increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA.  Also, the volume of rebated drugs has been expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, an alternative, higher rebate is imposed on drugs that are line extensions of previously approved drugs.  CMS’s final regulations also expanded the Medicaid Drug Rebate Program such that manufacturers will be required to pay rebates to Puerto Rico and the U.S. Territories (the U.S. Virgin Islands, Guam, the Northern Mariana Islands, and American Samoa), effective April 1, 2017.  These measures have increased or will increase our cost of selling to the Medicaid market.

Furthermore, as a result of legislative changes in the Bipartisan Budget Act of 2015 (“BBA”), effective for the first calendar quarter of 2017, generic drugs will be subject to an additional rebate if the AMP for a given quarter exceeds the inflation-adjusted baseline AMP.  This price increase penalty previously applied only to innovator drugs.

The full effects of the PPACA and the BBA on Medicaid payment and on our Medicaid rebates cannot be known until all of these provisions are implemented, but they may have an adverse impact on our results of operations.

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

Certain products are manufactured by independent third-parties.  Their compliance with cGMPs and other regulatory requirements is essential to our obtaining and maintaining regulatory approvals and marketing authorization for these products in the countries in which they are sold.  Any failure by any of these third-parties to perform this manufacturing properly or follow cGMPs may have an adverse effect upon our ability to maintain regulatory approvals or continue marketing our products.

Risks Relating to Our Company and Our Operations

Sun Pharmaceutical Industries Ltd., and its affiliates, currently controls 79.3% of the voting power in our Company.

Our Chairman, Dilip Shanghvi and members of his immediate family (one of whom is a member of our board of directors) currently control, through their beneficial ownership of 69.0% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and its affiliates, “Sun”), 79.3% of the voting power in our Company, as of March 31, 2016.  Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.9% of Sun Pharma as of March 31, 2016.  Sun would be able to control the outcome of shareholder votes requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes.  Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A. Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice. In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for 90%, 89% and 87% of the Company’s consolidated revenue for the years ended March 31, 2016, 2015 and 2014, respectively.

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

We are increasingly dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

We are increasingly dependent on sophisticated information technology systems and infrastructure to operate our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have also contracted with third party vendors to enhance our operations and, as part of our service arrangements with Sun as described in greater detail under “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with Sun”, we also have outsourced elements of our operations to Sun, including significant elements of our information technology infrastructure.  The size and complexity of our information technology systems, and those with whom we contract, make such systems potentially vulnerable to service interruptions, security breaches from inadvertent or intentional actions by employees, partners or vendors, or from attacks by malicious third parties. Any significant disruptions to our information technology systems, including breaches of information security or cybersecurity, or failure to integrate new and existing information technology systems could adversely affect our business, financial condition or results of operations. We and our vendors or Sun, could be susceptible to third party attacks on our information security systems, which attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups, “hackers” and others.

Maintaining the secrecy of our confidential, proprietary, and/or trade secret information is important to our competitive business position. However, such information can be difficult to protect. While we have taken steps to protect such information and invested heavily in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information, could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

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

From time to time, we seek to market patented products before the related patents expire.  In order to do so in the United States, we must challenge the patent under the procedures set forth in the Hatch-Waxman Act.  In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Act, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations contained on the FDA website (the “Orange Book”) for the new drug are either invalid or not infringed by our product.  To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity or infringement of the originator’s patent.  In addition, when seeking regulatory approval for some of our products, we are required to certify to the FDA and its equivalents in foreign countries, that such products do not infringe upon third-party patent rights, or that those patents are invalid or unenforceable.  Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us.  Any lawsuit in the United States would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder’s receipt of notice of certification.

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

Risks Relating to Our Compliance with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”)

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  We have eliminated all material weaknesses in internal controls that had been identified in prior years’ annual reports. As of March 31, 2016, we did not identify any material weaknesses in internal controls.  Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures on an annual basis.  If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ordinary shares.

Risks Relating to Investment in Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

The market price of our ordinary shares may be volatile, and may, in the future, be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	announcements by us or our competitors of new or enhanced products;
•	market conditions or trends in the pharmaceutical industry;
•	developments or disputes concerning proprietary rights;
•	introduction of technologies or product enhancements by others that reduce the need for our products;
•	general economic and political conditions;
•	departures of key personnel;
•	changes in the market valuations of our competitors;
•	regulatory considerations; and
•	the other risk factors listed in this section of this 2016 Annual Report.

No citizen or resident of the United States who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation.  This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.  The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).  As of March 31, 2016, no citizen or resident of the United States held an amount of ordinary shares that would represent 10% or more of the voting power of our Company.

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

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, are incurred in NIS.  As a result, the cost of our operations in Israel, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the NIS.  During the year-ended March 31, 2016, the value of the NIS increased 5.3% with respect to the U.S. dollar.  While that change had a positive impact on our results of operations, if the NIS were to once again appreciate relative to the U.S. dollar (as was the case in certain previous years), that would adversely affect our U.S. dollar-measured results of operations.

Our operations may be affected by negative labor conditions in Israel.

Strikes and work-stoppages occur relatively frequently in Israel.  If Israeli trade unions threaten strikes or work-stoppages and such strikes or work-stoppages occur, those may, if prolonged, have a material adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner.

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

We have, in the past, received grants and substantial tax benefits under Israeli government programs, including the Approved Enterprise program and programs of the National Technological Innovation Authority (the “Authority”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel (the “OCS”)).  In order to be eligible for these programs and benefits, we must meet specified conditions including making specified investments in fixed assets from our equity and paying royalties with respect to grants received.  In addition, some of these programs could restrict our ability to manufacture particular products and transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes.  In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs.  If the government of Israel ends these programs and tax benefits while we are recipients, our business, financial condition and results of operations could be materially adversely affected.

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

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do United States tax laws.  The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing or making more difficult a merger or acquisition.  This could prevent a change of control of the Company and depress the market price of our ordinary shares, which otherwise might rise as a result of such a change of control.  With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions.  With respect to other share swap transactions, the tax deferral is limited in time, and when this time expires, the tax becomes payable even if no disposition of the shares has occurred.

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

A substantial portion of our expenses, primarily labor, raw materials, occupancy, marketing and research and development expenses in Canada, are incurred in Canadian dollars.  As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the Canadian dollar. During the year-ended March 31, 2016, the value of the Canadian dollar decreased 2.4% with respect to the U.S. dollar.  This decrease in the value of the Canadian dollar had the effect of decreasing the U.S. dollar value of operating income in Canada, decreasing the U.S. dollar cost of our goods manufactured in Canada for the United States and favorably impacting financial income, net related to the U.S. dollar denominated cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.  If the value of the Canadian dollar increases in the future, it may have a negative effect on our results from operations.

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

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  As of March 31, 2016, we repurchased a total of 67,339 of our ordinary shares at an average price of $140.30 per share, in accordance with a 10b5-1 program.

Our registered office is located at 14 Hakitor Street, Haifa Bay 2624761, Israel.  Our telephone number at that address is +972-4-847-5700. Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532.  Our telephone number at that address is +1-914-345-9000.

Capital Expenditures

During the years ended March 31, 2016, 2015 and 2014, our capital expenditures were $19.0 million, $20.0 million and $21.2 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;
•	expanding and upgrading our research and development laboratories in Israel and Canada; and
•	the upgrade of our information technology systems and general improvements to our facilities.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2016 Annual Report. Also see Item 4.D.—“Property, Plant and Equipment.”

B. BUSINESS OVERVIEW

We are a multinational, science-based pharmaceutical company.  We develop, manufacture and market Rx and OTC pharmaceutical products primarily in the United States, Canada and Israel.  Our primary focus includes semi-solids formulations, such as creams and ointments and other dosage forms such as liquids, capsules and tablets, in the dermatological and topical, cardiovascular, neuropsychiatric and anti-inflammatory therapeutic categories.

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

•  Markets and distributes both proprietary and generic products in the local Israeli market

•  Performs research and development

•  Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids

•  Cardiology and Neurology: Prescription oral dosage products

•  Oral analgesics, Rx and OTC

•  OTC oral and nasal sprays

•Allery (Antihistamine): OTC oral dosage products

Taro Canada

•  Manufactures more than 100 finished dosage form pharmaceutical products for sale in Canada and for export

•  Markets and distributes both proprietary and generic products in the Canadian market

•  Performs research and development

• Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids • Allergy (Antihistamine): OTC oral dosage products

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market	• Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids
	• Performs regulatory and clinical activities	• Cardiology and Neurology: Rx oral dosage products • Other Rx and OTC products

As of March 31, 2016, 38 of our ANDAs were being reviewed by the FDA, one of which was tentatively approved.  During the fiscal year ended March 31, 2016, we filed 10 ANDAs with the FDA, of which four were first to file.  In addition, there are numerous products for which either development or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

Products

We currently market more than 200 pharmaceutical products in over 25 countries.  The following table represents some of our key product groups and the major markets in which they are sold:

		Brand	Therapeutic	Major
Generic Name	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Acetazolamide	tablets	Diamox®	Diuretic	U.S., Israel	Rx
Acetaminophen, Codeine and Caffeine	tablets	Rokacet®(2)	Analgesic	Israel	Rx/OTC
Adapalene	gel	Differin®	Dermatologics and topicals	U.S.	Rx
Alclometasone Dipropionate	cream, ointment	Aclovate®	Dermatologics and topicals	U.S.	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx
Augmented Betamethasone Dipropionate	cream, lotion	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Bacitracin	ointment	Baciquent®	Dermatologics and topicals	U.S.	OTC
Betamethasone Dipropionate	cream, gel	Diprolene®, Diprosone®	Dermatologics and topicals	U.S., Canada	Rx
Betamethasone Valerate	cream, ointment, lotion	Celestoderm®	Dermatologics and topicals	U.S., Canada	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Anticonvulsant	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	OTC
Ciclopirox Olamine	cream	Loprox®	Dermatologics and topicals / Antifungal	U.S.	Rx
Clobetasol Propionate	cream, ointment, gel, topical solution, lotion	Temovate® , Clobex®	Dermatologics and topicals	U.S., Canada	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals	U.S., Israel	Rx
Curatane	capsule	Accutane®	Dermatologics and topicals	Israel	Rx
Desonide	cream, ointment, lotion	Tridesilon® , Des-Owen®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diclofenac Sodium	solution	Pennsaid®	Dermatologics and topicals	U.S.	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals / Antifungal	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflammatory & Analgesic	U.S., Israel	Rx
Fluocinolone Acetonide	solution	Synalar®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®,Vanos®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S., Canada	Rx

Hydrocortisone	cream, ointment	Cortizone 10®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Hydrocortisone 1% and Acetic Acid 2%	solution	Vosol HC Otic®	Antibacterial	U.S.	Rx
Hydrocortisone Butyrate	cream, ointment, solution	Locoid®	Dermatologics and topicals	U.S.	Rx
Imiquimod	cream	Aldara®	Dermatological and topicial	U.S.	Rx
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Anticonvulsant	U.S.	Rx
Lidocaine	ointment	Xylocaine™	Dermatologics and topicals	U.S.	Rx
Loratadine	solution, tablets	Claritin®	Allergy	U.S., Canada	OTC
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3 Monistat® 7 Micatin®	Dermatologics and topicals / Antifungal	U.S., Canada	OTC
Mometasone Furoate	lotion	Elocon®	Dermatologics and topicals	U.S., Canada	Rx
Mupirocin	ointment	Bactroban®	Dermatologics and topicals	U.S., Canada	Rx
Naftifine HCL	cream	Naftin®	Dermatologics and topicals	U.S.	Rx
Normalax	powder	Miralax®	Gastrointestinal	Israel	OTC
Nortriptyline	capsule	Pamelor®	Neuropsychiatric	U.S.	Rx
Nystatin	oral suspension, topical cream	Mycostatin®	Dermatologics and topicals	U.S., Israel, Canada	Rx
Nystatin/Triamcinolone	cream, ointment	Mycogen® II, Mycolog® II, Myconel®	Antifungal Oral and topical	U.S.	Rx
Oxiconazole Nitrate	cream	Oxistat®	Dermatologics and topicals	U.S.	Rx
Percocet	tablets	Percocet®	Narcotics	Israel	Rx
Phenytoin Sodium	extended release capsules, chewable, suspension	Dilantin®	Anticonvulsant	U.S., Canada	Rx
Promethazine	Rectal Suppository	Phenergan®	Allergy	U.S.	Rx
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals / Antifungal	U.S.	OTC
Tolnaftate	cream	Tinactin®	Dermatologics and topicals / Antifungal	U.S., Canada	OTC
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Triple Antibiotic	ointment	Neosporin®	Dermatologics and topicals	U.S.	OTC
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx

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

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2016		2015		2014
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
United States	$865,224	91%	$777,191	90%	$669,481	88%
Canada	56,605	6%	55,452	6%	56,718	7%
Israel	22,963	2%	22,157	3%	22,917	4%
Other	5,959	1%	8,144	1%	10,169	1%
Total	$950,751	100%	$862,944	100%	$759,285	100%

In fiscal year ended March 31, 2016, revenue in the United States accounted for 91% of total consolidated net sales.  In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  During fiscal year ended March 31, 2016, we sold to approximately 130 customers in the United States.  The following table represents sales to our three largest customers as a percent of consolidated net sales:

	Year ended March 31,
Customer	2016	2015	2014
Customer A	20.0%	18.0%	17.3%
Customer B	14.1%	10.3%	13.4%
Customer C	14.0%	14.1%	20.4%

The following table sets forth the percentage of consolidated net sales by each type of customer in the United States in fiscal year ended March 31, 2016:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	54%
Mass merchandisers, food and retail chains	13%
Managed care organizations	12%
Generic drug distributors	7%
Other	5%

In fiscal year ended March 31, 2016, sales in Canada accounted for 6% of our total consolidated net sales and Taro Canada had approximately 60 customers.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in fiscal year ended March 31, 2016:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	4%
Drug chains, independent pharmacies and others	2%

In fiscal year ended March 31, 2016, sales in Israel accounted for 2% of our total consolidated net sales.  The marketing, sales and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in fiscal year ended March 31, 2016:

Percentage of
Customer Type	Consolidated Sales
Institutional	1%
Private	2%
Other international	*

*	Less than 1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner.  As a result, in each of the years ended March 31, 2016, 2015 and 2014, backorders represented less than 5% of our consolidated net sales.

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

Manufacturing and Raw Materials

We currently manufacture finished pharmaceutical products at our government approved facilities in Canada and Israel and APIs in our facilities in Israel.

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

We synthesize the APIs used in some of our key products, including our warfarin sodium tablets, carbamazepine products, etodolac tablets, terbinafine cream, imiquimod cream, fluocinonide cream, naftifine cream, oxiconazole nitrate cream, lamotrigine tablets, clorazepate dipotassium tablets, cetirizine oral solution and desoximetasone spray.  We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

Although, prices of principal raw materials have been relatively stable, the Company has programs to keep the cost of APIs consistent or to improve upon them; for example, through the qualification of alternate suppliers and process improvements.

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

In the United States, any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a new drug which generally requires FDA approval.  Approval is obtained, either by the submission of an ANDA or an NDA.  If the new drug is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA is required. Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought.  Satisfaction of FDA approval to market requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product.  The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices.  The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol.  Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

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

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved.  The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.  Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured.  The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

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

Several types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry. These laws include anti-kickback statutes and false claims statutes.  The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for; purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs.  The PPACA, enacted in March 2010 amended the intent element of the federal anti-kickback statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it.  This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other.  Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and/or exclusion from participation in federal healthcare programs.  Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

The Federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement material to a false claim.  This includes claims made to programs where the federal government reimburses, such as Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule.  Numerous pharmaceutical companies have been sued under this law for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates.  In addition, certain marketing practices, including off-label promotion, may also violate the Federal False Claims Act.  Additionally, the PPACA amended the federal anti-kickback statute such that a violation of that statute can also serve as a basis for liability under the Federal False Claims Act.  The majority of states also have statutes or regulations similar to the federal anti-kickback law and the Federal False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

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

Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for all units of its covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under either a fee-for-service arrangement or through a managed care organization.  The rebates are based on prices reported to CMS by manufacturers for their covered outpatient drugs (AMP for generic drugs and AMP and best price for brand drugs).  CMS issued final regulations regarding the calculation of AMP and rebates under the Medicaid Drug Rebate Program, effective as of April 1, 2016.  The terms of participation in the Medicaid Drug Rebate Program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in additional or lesser rebate liability, depending on the direction of the correction.  In addition to retroactive rebates, if a manufacturer were found to have knowingly submitted false information to the government, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

A manufacturer must also participate in a federal program known as the 340B drug pricing program in order for federal funds to be available to pay for the manufacturer’s drugs under Medicaid and Medicare Part B.  Under this program, the participating manufacturer agrees to charge certain safety net healthcare providers no more than an established discounted price for its covered outpatient drugs. The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid Drug Rebate Program, discussed above.

Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B.  These are generally drugs, such as injectable products, that are administered “incident to” a physician service and are not generally self-administered.  The pricing information submitted by manufacturers is the basis for reimbursement to physicians and suppliers for drugs covered under Medicare Part B.  As with the Medicaid Drug Rebate Program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

Manufacturers are also required to make their covered drugs, which are generally drugs approved under NDAs or BLAs, available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration.  The law also requires manufacturers to offer discounted FSS contract pricing for purchases of their covered drugs by certain government agencies in order for federal funding to be available for reimbursement or purchase of the manufacturer’s drugs under certain federal programs.  The accuracy of a manufacturer’s reported prices may be audited by the government.  Among the remedies available to the government for inaccuracies is recoupment of any overcharges to the government.  If a manufacturer were found to have knowingly reported false prices, in addition to other penalties available to the government, the law provides for civil monetary penalties per incorrect item.

It is expected that the PPACA, as well as subsequent legislation, such as the BBA, will have an impact on all segments of the health care industry.  Pharmaceutical and medical device manufacturers may see an increase in revenues by virtue of an additional estimated 30 million Americans who have or will have access to health insurance beginning in 2014; however, the legislation imposes on manufacturers a variety of additional rebates, discounts and fees that would curtail that increase in revenues.  For example, Medicare Part D beneficiaries within the coverage gap receive a 55% point-of-sale discount (in 2016) off of negotiated prices for brand drugs (approved via an NDA or Biologics License Application), of which all but 5% is subsidized by manufacturer rebates.  As another example, the PPACA increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a NDA, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an ANDA.  In another example, under the BBA, generic drugs approved under an ANDA will be subject to an additional Medicaid rebate if the AMP for a given quarter exceeds the inflation-adjusted baseline AMP, effective for the first calendar quarter of 2017.  This price increase penalty previously applied only to innovator drugs.  For generic drugs, the baseline AMP will depend on when the drug was launched.  For innovator drugs, the baseline AMP is the AMP for the first full quarter after launch. Also, annual fees are imposed on each manufacturer and importer of branded prescription drugs or biologics, based on the ratio of its sales reimbursed or purchased by government agencies to such sales made by all drug manufacturers during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The PPACA also impose reporting and regulatory requirements that could increase a company’s regulatory liability.  For example, the “sunshine” provisions impose reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and on drug sample distributions. Annual reports are due in March of each year and the reported data are posted in searchable form on a public website.

In addition, the legislation advances the policy of comparative clinical effectiveness research on medical treatments, services and items, including drugs and devices.  Taken together, these government-adopted health care reform measures may adversely impact the pricing of healthcare products and services in the United States and the amount of reimbursement available from governmental agencies or other third-party payors.  Government cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2016:

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

Sun beneficially owns 79.3% of the voting power of the Company as of March 31, 2016.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2016:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel	869,000	Pharmaceutical manufacturing, production laboratories, offices, chemical production (including tank farm and chemical finishing plant), and research	Long-term Lease/ Own(1)
Haifa Bay, Israel	31,000	Warehousing	Lease
Brampton, Canada	159,000	Pharmaceutical manufacturing, production laboratories, laboratories, administration, distribution and warehousing	Own
Brampton, Canada	86,350	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
South Brunswick, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland	124,000	Pharmaceutical manufacturing, research laboratories and warehousing	Own (2)

(1)

The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”).  As of March 31, 2016, the Company received approval from the ILA for the change of control to the Company of a portion of the plot of land subject to the long-term lease, and is awaiting approval for a change of control of the remainder of the land. The buildings and the vast majority of the equipment on this land are owned by the Company.

(2)	The Irish facility is a discontinued operation and is held for sale.

From April 1, 2013 through March 31, 2016, we invested $60.2 million in property, plant and equipment (“PP&E”).  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of 890,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060.  We have the option to renew each lease for an additional 49 years.  In February 2014, we purchased approximately 10,000 square feet of adjacent space in Haifa Bay, which we had previously been leasing under a lease agreement that commenced in September 1994.  For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2016 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992.  Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs in Taro Canada.  As of March 31, 2016, we owned a total of 156,000 square feet at our main manufacturing facility.  In addition to our owned space, since September 2000, Taro Canada has leased 75,400 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2020.  In December 2013, Taro Canada leased an additional 13,936 square feet of warehouse space near the two other facilities, which lease has an initial term of three years, with an option to extend for an additional five year term.

A subsidiary of Taro U.S.A. has owned its 124,000 square foot building in Hawthorne, New York since February 2005. The mortgage was repaid on this building in December 2015.

A subsidiary of Taro U.S.A. owns a 315,000 square foot distribution facility in South Brunswick, New Jersey.  The mortgage was repaid on this facility in February 2012.

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

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2016, 2015 and 2014, which are included elsewhere in this 2016 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2016		2015		2014
		% of		% of		% of
	Sales	our total	Sales	our total	Sales	our total
	(in thousands)	sales	(in thousands)	sales	(in thousands)	sales
United States	$865,224	91%	$777,191	90%	$669,481	88%
Canada	56,605	6%	55,452	6%	56,718	7%
Israel	22,963	2%	22,157	3%	22,917	4%
Other	5,959	1%	8,144	1%	10,169	1%
Total	$950,751	100%	$862,944	100%	$759,285	100%

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  Three customers in the United States accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,
	2016		2015		2014
Customer	Sales (in millions)	Percent	Sales (in millions)	Percent	Sales (in millions)	Percent
Customer A	$190.4	20.0%	$155.3	18.0%	$131.6	17.3%
Customer B	$134.0	14.1%	$88.8	10.3%	$102.1	13.4%
Customer C	$133.6	14.0%	$121.7	14.1%	$154.8	20.4%

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

Percentage of net sales of certain products on a consolidated basis greater than 10% of our total consolidated sales were:

	Year ended
	March 31,
Product	2016	2015	2014
Clobetasol	10.7%	*	*
Nystatin/Triamcinolone	*	*	11.7%

*	Less than 10%

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2016, 2015 and 2014:

For the year ended March 31, 2016 (in thousands)
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(64,119)	$(1,032,248)	$969,638	$(126,729)
Rebates and Other	(173,228)	(439,654)	448,212	(164,670)
Total	$(237,347)	$(1,471,902)	$1,417,850	$(291,399)

Current Liabilities
Returns	$(109,765)	$(25,228)	$41,073	$(93,920)
Other (2)	(55,317)	(100,570)	95,459	(60,428)
Total	$(165,082)	$(125,798)	$136,532	$(154,348)

For the year ended March 31, 2015 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(46,919)	$(772,584)	$755,384	$(64,119)
Rebates and Other	(136,449)	(443,797)	407,018	(173,228)
Total	$(183,368)	$(1,216,381)	$1,162,402	$(237,347)

Current Liabilities
Returns	$(64,144)	$(85,990)	$40,369	$(109,765)
Other (2)	(43,186)	(73,768)	61,637	(55,317)
Total	$(107,330)	$(159,758)	$102,006	$(165,082)

For the year ended March 31, 2014 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(22,792)	$(310,355)	$286,228	$(46,919)
Rebates and Other	(94,411)	(311,405)	269,367	(136,449)
Total	$(117,203)	$(621,760)	$555,595	$(183,368)

Current Liabilities
Returns	$(49,701)	$(47,209)	$32,766	$(64,144)
Other (2)	(27,697)	(63,780)	48,291	(43,186)
Total	$(77,398)	$(110,989)	$81,057	$(107,330)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes indirect rebates and amounts due to customers

Chargebacks at March 31, 2016, increased by approximately $62.6 million compared to March 31, 2015.  This increase is primarily attributable to an increase in the shift to indirect sales to wholesalers from direct sales to the large retailers.

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

For the years ended March 31, 2016 the Company recorded a $2 million impairment charge primarily related to certain intellectual property as the Company is no longer selling a certain product. In the years ended March 31, 2015 and 2014, the Company recorded $0 and $0 million impairment charges, respectively.

We estimate the fair value of goodwill using a two-step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments of goodwill for the years ended March 31, 2016, 2015 and 2014.

Income Taxes.  We determine deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws.  Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  As of March 31, 2016, 2015 and 2014, management determined that it was more likely than not that we will not benefit from the deferred tax assets in Ireland and certain other subsidiaries.  Therefore, for these locations a full valuation allowance was provided against the deferred tax assets. In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

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

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No.2016-02, “Leases (Topic 842).” The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (early adoption is permitted).  The adoption of ASU 2016-02 is not expected to have a material impact on our financial position or results of operations.

In November 2015, FASB issued ASU No.2015-17, “Income Taxes (Topic 740).” The amended guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). We are currently evaluating the potential effect of the adoption of ASU 2015-17 on our financial position and results of operations.

In September 2015, the FASB issued ASU No.2015-16, “Business Combinations (Topic 805).”  The guidance requires entities to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined.  Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date.  The provisions of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (early adoption is permitted), and should be applied prospectively.  The adoption of ASU 2015-16 is not expected to have a material impact on our financial position or results of operations.

In July 2015, the FASB issued ASU No.2015-11, “Inventory (Topic 330).” The amended guidance requires inventory to be measured at the lower of cost and net realizable value instead of at lower of cost or market. This guidance does not apply to inventory that is measured using last-in, first out (LIFO) or the retail inventory method but applies to all other inventory including those measured using first-in, first-out (FIFO) or the average cost method. The authoritative guidance will be effective in the first quarter of fiscal 2018 and should be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual reporting period.  We are currently evaluating the potential effect of the adoption of ASU 2015-11 on our financial position and results of operations.

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements.”  The amendments in this update cover a wide range of Topics in the Codification.  Transition guidance varies based on the amendments in this update.  The amendments in this update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.  Early adoption is permitted, including adoption in an interim period.  All other amendments will be effective upon the issuance of this update.  The adoption of the amendments requiring transition guidance is not expected to have a material impact on our financial position or results of operations.  The adoption of the amendments effective upon issuance of ASU No.2015-10 did not have a material impact on our financial position or results of operations.

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).”  The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers.  Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016), as a result of the FASB announcing a one year deferral. We are currently evaluating the potential effect of the adoption of ASU 2014-09 on our financial position and results of operations.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.”  The guidance amends the definition of discontinued operations to limit the disposals that may be reported as discontinued operations.  To be reported as discontinued operations, a disposal must be a result of a change in an entity’s strategy and have a major effect on the entity’s operations and financial results.  The amendments also expand the disclosures required for discontinued operations to include additional information about the assets, liabilities, revenues, expenses, and cash flows of the discontinued operation.  If a disposal does not qualify as discontinued operations under the amended guidance, the entity must disclose the disposal’s pretax profit or loss.  The amendments in this update will be effective prospectively for annual periods beginning on or after December 15, 2014, and interim periods within those years.  The adoption of ASU 2014-08 did not have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended March 31,
	2016	2015	2014
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	17.9%	21.6%	23.6%
Impairment	0.2%	0.0%	0.0%
Gross profit	81.9%	78.4%	76.4%
Operating expenses:
Research and development	7.5%	7.6%	7.3%
Selling, marketing, general and administrative	9.7%	10.2%	12.1%
Settlements and loss contingencies	0.1%	(0.5%)	0.3%
Total operating expenses	17.3%	17.3%	19.7%
Operating income	64.6%	61.1%	56.7%
Financial income, net	(2.1%)	(5.9%)	(1.6%)
Other gain, net	0.3%	0.4%	0.2%
Income before income taxes	67.0%	67.4%	58.5%
Tax expense	10.0%	11.1%	10.9%
Income from continuing operations	57.0%	56.3%	47.6%
Net loss from discontinued operations attributable to Taro	*	(0.1%)	*
Net income	57.0%	56.2%	47.6%
Net income attributable to non-controlling interest	*	0.1%	0.1%
Net income attributable to Taro	57.0%	56.1%	47.5%

*	Less than 0.05%

YEAR ENDED MARCH 31, 2016 COMPARED WITH YEAR ENDED MARCH 31, 2015

Sales.  For the year ended March 31, 2016, sales increased $87.8 million, or 10.2%, compared to the same period in 2015. Sales in the United States during the year ended March 31, 2016 increased $88.0 million or 11.3%, compared to the same period in 2015, primarily due to the full year impact of prior year price adjustments and increased market share of select products.  Certain of the price adjustments were due to limited market availability of the respective products in the market.  These pricing actions existed given these products were, and continue to be, high quality and cost effective to patients compared to a number of alternative treatment options available in the market.  In general, as competition on any specific product increases, our pricing may not be sustainable and sales volumes may decline.  Approximately $77.1 million of the increase relates to price adjustments on four Rx generic products, which represented approximately 21% of consolidated net sales for the year ended March 31, 2016 and 14% in 2015. Clobetasol, represents approximately 10.7% of consolidated net sales in 2016, and was less than 10% for 2015.  There were no additional products that represented more than 10.0% of consolidated net sales for the year ended March 31, 2016.  The Company actively manages its product portfolio to assess pricing relative to market dynamics.  Sales in Israel and other international markets decreased $1.4 million, or 4.6%, primarily due to decreased volumes on select products.  Sales in Canada increased $1.2 million, or 2.1%, compared to the year ended March 31, 2015, due to increased market share on select products.

Cost of Sales.  Cost of sales, as a percentage of net sales, decreased to 17.9% in the year ended March 31, 2016, compared to 21.6% in 2015.  This decrease is primarily related to the full year impact of prior year price adjustments noted above, which had no impact on costs.

Gross Profit.  The Company’s gross profit was $779.0 million, or 81.9% of net sales, in the year ended March 31, 2016, while gross profit was $676.6 million, or 78.4% of net sales in the same period in 2015.  The increase in 2016 was primarily the result of the full year impact of prior year price adjustments on select products, as noted above.

Research and Development.  Research and development (“R&D”) expenses increased $5.7 million, or 8.6%, in the year ended March 31, 2016 compared to the previous year.  The increase in R&D expenses was primarily the result of an increase in clinical studies related to development of generic products.

Selling, Marketing, General and Administrative.  In the year ended March 31, 2016, selling, marketing, general and administrative (“SMG&A”) expenses increased $4.7 million primarily as a result of increased advertising and promotion.  As a percentage of net sales, SMG&A decreased to 9.7% from 10.2% in 2015.

Settlements and Loss Contingencies.  Settlements and loss contingencies expense was $1.0 million in the year ended March 31, 2016, related to the Utah AWP settlement, compared to a $4.2 million credit in 2015, the net result of which resulted in the reversal of reversal of a portion of the associated reserve.

Operating Income.  In the year ended March 31, 2016, the Company had operating income of $614.5 million compared to $527.6 million in the same period in 2015, an increase of $86.8 million.  This increase is primarily attributed to the increase in gross profit.  Operating income, as a percentage of sales, increased to 64.6% in the year ended March 31, 2016 from 61.1% in the same period in 2015.

Financial Income, Net.  Financial income, net results from interest expense and income and the impact of foreign currency exchange rate fluctuations.  Net financial income was $19.7 million in the year ended March 31, 2016, compared to income of $51.3 million for the year ended March 31, 2015, a change of $31.6 million, or 61.7%.  The change in financial income, net from 2015 to 2016 reflects the favorable impact of the change in foreign currency exchange rates related primarily to the cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.  While favorable, the impact for 2015 was greater than the impact for 2016.

Taxes.  Tax expense in the year ended March 31, 2016 was $95.3 million, compared to $96.1 million in the same period in 2015, a decrease of $0.8 million.  The effective tax rate decreased 2% due to the recognition of approximately $36 million of tax loss carry-forwards and investment tax credits resulting from the acquisition of Zalicus.  As of March 31, 2016, we had on a consolidated basis, carryforward tax losses of approximately $10.5 million in the United Kingdom and $70.4 million in Ireland.  We also had available carryforward capital losses of $74.0 million in Israel, which can only be used to offset capital gains.

Net Income attributable to Taro.  Net income increased $56.7 million to $540.9 million for the year ended March 31, 2016, from $484.3 million in the prior year, by reason of the factors noted above.

YEAR ENDED MARCH 31, 2015 COMPARED WITH YEAR ENDED MARCH 31, 2014

Sales.  For the year ended March 31, 2015, sales increased $103.7 million, or 13.7%, compared to the same period in 2014. Sales in the United States during the year ended March 31, 2015, increased $107.7 million, or 16.1%, compared to the same period in 2014, primarily due to price adjustments during the year and increased market share of select products.  Certain of the price adjustments were due to limited market availability of the respective products in the market.  These pricing actions existed given these products were, and continue to be, high quality and cost effective to patients compared to a number of alternative treatment options available in the market. In general, as competition on any specific product increases, our pricing may not be sustainable and sales volumes may decline.  Approximately $97.2 million of the increase relates to price adjustments on 12 Rx generic products, which represented approximately 32% of consolidated net sales for the year ended March 31, 2015 and 24% in 2014. No individual product represented more than 10.0% of consolidated net sales for the year ended March 31, 2015.  This sales increase was partially offset by increased competition causing price erosion and decreased volume.  The Company actively manages its product portfolio to assess pricing relative to market dynamics.  Sales in Israel and other international markets decreased $2.8 million, or 8.4%, primarily due to decreased volumes on select products.  Sales in Canada decreased $1.3 million, or 2.2%, compared to the year ended March 31, 2014, due to the strengthening of the U.S. Dollar versus the Canadian Dollar.
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

Selling, Marketing, General and Administrative.  In the year ended March 31, 2015, SMG&A expenses decreased $4.1 million primarily as a result of lower advertising and promotion.  As a percentage of net sales, SMG&A decreased to 10.2% from 12.1% in 2014.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the period indicated:

			Rate of (Appreciation)
			Devaluation		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2014	1.29%	1.55%	(4.41%)	8.84%	3.49	1.11
3/31/2015	(1.01%)	1.20%	14.04%	14.41%	3.98	1.27
3/31/2016	(0.71%)	1.27%	(5.28%)	2.36%	3.77	1.30

(1)	Bank of Israel.
(2)	Bank of Canada.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term deposits, restricted short-term deposits and marketable securities, increased $308.4 million to $1,228.6 million at March 31, 2016, principally due to income from operations.  Total shareholders’ equity increased from $1,417.4 million at March 31, 2015 to $1,937.1 million at March 31, 2016, principally due to net income of $541.3 million, offset by changes in foreign translation currency adjustments of $12.1 million and the purchase of $9.5 million in treasury stock.

In December 2013, we completed a modified “Dutch auction” tender offer whereby we repurchased an aggregate of 1,959,514 ordinary shares at the final purchase price of $97.50 per share, for an aggregate purchase price of $193.0 million (including fees and expenses related to the tender offer).  On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  As of March 31, 2016, we repurchased a total of 67,339 of our ordinary shares at an average price of $140.30 per share, in accordance with a 10b5-1 program.

Net cash provided by operating activities for the year ended March 31, 2016 was $395.1 million, compared to $406.8 million, in the year ended March 31, 2015, a decrease of $11.7 million.  For the year ended March 31, 2016, the Company had net cash used in investing activities of $284.7 million compared to $92.1 million for the year ended March 31, 2015.  For the year ended March 31, 2016, the Company had net cash used in financing activities of $15.3 million compared to $10.9 million for the year ended March 31, 2015.

The change in our liquidity for the year ended March 31, 2016 resulted from a number of factors, including:

•

Net cash provided by operating activities consists primarily of net income of $541.3 million, and non-cash items of depreciation and amortization and impairment of long-lived assets of $16.9 million, offset by increases in trade, other receivables, prepaid expenses, inventories and income tax receivables of $78.3 million,  decreases in trade, other accounts payable, income tax payable and accrued expenses of $58.9 million, the effect of exchange differences on intercompany balances of $2.3 million, the foreign exchange effect of bank deposits of $5.5 million and the change in derivative instruments of $6.1 million.

•

Net cash used in investing activities consists of the purchase of plant, property and equipment, which consumed $19.0 million, investment in short-term bank deposits of $220.1 million and investment in long-term deposits and other assets of $80.6 million, offset by proceeds from other assets of $35.0 million.

•	Net cash used in financing activities consists of the purchase of $9.5 million in treasury stock and the repayment of long-term debt of $5.9 million.

Debt

As of March 31, 2016, we had total debt, of $0, as the mortgage for the U.S. headquarters was repaid in December 2015.  (For more on our debt obligations, see Note 13 to the consolidated financial statements included in this 2016 Annual Report.)

In November 2014, the Company paid $10.7 million, comprised of $10.1 million of principal and $0.6 million of interest in order to retire debentures.

During the fiscal year ended March 31, 2016, we did not incur any additional indebtedness, including increases in our borrowing capacity under any refinancing.

Liquidity

On March 31, 2016, we had total cash and cash equivalents and short-term bank deposits of $1,225.1 million and no indebtedness.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of March 31, 2016 and 2015, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had no available and undrawn credit facilities in place at March 31, 2016.

Capital Expenditures

We invested $19.0 million in capital equipment and facilities in the year ended March 31, 2016 and $20.0 million in the year ended March 31, 2015.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain research and development, manufacturing, and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2016 Annual Report.)

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

•	proprietary pharmaceuticals; and
•	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

For the years ended March 31, 2016, 2015 and 2014, we spent $71.2 million, $65.5 million and $55.4 million on research and development activities.  Taro’s management estimates that research and development expenses were allocated 65% to generic pharmaceuticals, 25% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry for the fiscal year ended March 31, 2016.

Pharmaceutical Products

In the fiscal year ended March 31, 2016, we received five approvals and one tentative approval for products manufactured in Canada and Israel.  The following table sets forth the approvals received in the United States from the FDA from April 1, 2015 through March 31, 2016:

FINAL NDA/ANDA APPROVALS
Brand Name*
Desloratadine Syrup, 0.5 mg/mL**	Clarinex®
Loratadine Oral Solution USP, 1 mg/mL (Sugar Free, Bubble Gum)	Claritin®
KeveyisTM (dichlorphenamide) Tablets, 50 mg	Keveyis TM
Naftifine Hydrochloride Cream USP, 2%	Naftin®
Oxiconazole Nitrate Cream 1%	Oxistat®

TENTATIVE ANDA APPROVALS
Diclofenac Sodium Topical Solution, 2% w/w**	Pennsaid®

*	The above trademarks are the property of their respective owners.
**	Tentative approval received January 14, 2016, but currently under review by the FDA.

As of March 31, 2016, 38 of our ANDAs, including the one tentative approval listed above, were being reviewed by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

Patents, Trademarks and Licenses

We have filed and received patents, and obtained an exclusive license in the United States and other countries for a variety of products, processes and methods of treatment, including:

•	a novel anti-fungal compound for onychomycosis; and
•	the synthesis and formulation of certain products.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2016:

	Payments due by period (in millions of dollars)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$3.39	$1.52	$1.44	$0.43	$-
Other Long-term liabilities (1)	5.43	0.68	1.29	1.56	1.90
Total	$8.82	$2.20	$2.73	$1.99	$1.90

(1)	Includes severance commitments and tax accruals.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2016:

Name	Age	Position
Dilip Shanghvi	61	Director and Chairman of the Board
Kal Sundaram	62	Director and Chief Executive Officer
Sudhir Valia	59	Director
Ilana Avidov-Mor	64	Director
Dan Biran	72	Director and Chairman of the Audit Committee
Dov Pekelman	76	Director
James Kedrowski	64	Director
Michael Kalb, C.P.A.	45	Group Vice President, Chief Financial Officer and Chief Accounting Officer
Stephen Manzano, Esq.	51	Group Vice President, General Counsel, Secretary & Corporate Compliance
Avi Avramoff, Ph.D.	51	Global Vice President, Research and Development
Itamar Karsenti	44	Vice President, Head of Operations, Haifa
Michael Teiler	53	Group Vice President, Portfolio Management
Daryl LeSueur	53	Vice President, Head of Operations, Brampton
Michael Perfetto	55	Group Vice President and Chief Commercial Officer of the Generic Rx Business
Jeff Holm	59	Executive Director Sales and Operations
Michele Visosky	50	Group Vice President, Human Resources
Jayesh Shah	60	Head of Procurement
Chantal LeBlanc	53	Vice President, Global Quality

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law of Mr. Dilip Shanghvi. Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi, became the Chairman of the Taro Board in August 2013, after previously serving as director and Chairman from September 2010 to April 2012.  He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry.  A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2016 PADMA SHRI (Fourth Highest Civilian Award) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18, in 2014, the Economic Times’ Business Leader of the Year Aware in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011.  He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005.  Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

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

Sudhir Valia became a member of the Taro Board in September 2010.  Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994.  Mr. Valia is the recipient of the CNBC TV 18’s CFO Awards for best performing CFO in the Pharma/Healthcare sector in 2012, 2009 and 2006.  He also received the “Adivasi Sevak Puraskar” award from the Government of Maharashtra in 2008-2009.  Prior to joining Sun Pharma, Mr. Valia was a chartered accountant in private practice.  Mr. Valia is a Director of various companies, including Shantilal Shanghvi Foundation and Sun Pharma Advanced Research Company Ltd.  Mr. Valia is a qualified chartered accountant in India.

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

Dan Biran became a member of the Taro Board and Audit Committee in December 2010, the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013.  Mr. Biran currently serves as Chairman of the Board of Directors of Nova Plasma ltd. and of Linerolight Ltd.  He previously served as Chairman of Galam Ltd.  Between the years 2007 and July 2012, Mr. Biran served as the Chairman of the Board of Directors of Biological Industries Ltd. and Ducart Ltd.  Between the years 2009 and 2011, Mr. Biran served as a Director of Netafim Ltd. and Enzymotec Ltd. Between the years 1992 and 2006, Mr. Biran served as a Chief Executive Officer of Arkal Filtration Systems. Between the years 2004 and 2006, Mr. Biran served as the Chairman of the Board of Directors of Pep Filters Inc.  He also served as an external director of Maachteshim – Agan Ind. from 1997 to 2004, as well as the Chief Executive Officer of Netafim – Magal during the years from 1983 to 1992.  Mr. Biran also served as a director of Netafim USA during the years from 1986 to 1992.  Mr. Biran has fulfilled various management positions in the Unified Kibbutz Movement, Israel and at Kibbutz Magal, Israel.  Mr. Biran earned his B.S. in Agro-Economy and his M.S. in Plant Physiology (Biochemistry) at the Hebrew University of Jerusalem.

Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013.  Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Enzymotec (NASDAQ:ENZY).  He serves on the Board of Directors of the Interdisciplinary Center (IDC), Herzliya, Israel, and is Chairman of the IDC Corporation, the center’s economic arm.  Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

James Kedrowski became a member of the Taro Board in May 2011. In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013.  Mr. Kedrowski has been with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President.  Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all Chemicals, Energy, and Carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the United States before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia. Mr. Kedrowski then returned to the United States. as Operational Vice President for seven North American Industrial Chemicals plants.

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

Daryl LeSueur joined our Company in April 2014 and currently serves as Vice President, Head of Operations, Brampton, Canada.  He is responsible for providing strategic leadership and tactical support for our Brampton manufacturing facility which includes Manufacturing and Packaging Operations, Pharmaceutical Technologies, Engineering, Materials Management and Procurement, Warehouse and Distribution.  Mr. LeSueur has over 30 years of Pharmaceutical Production and Manufacturing Operations experience. Prior to joining Taro, Mr. LeSueur was with Progenitor Cell Therapy, LLC (Progenitor) since 2009, where he served as Vice President Manufacturing Operations. Prior to Progenitor, Mr. LeSueur served as Vice President for Teva Pharmaceuticals, Barr Pharmaceuticals Inc. and Novartis.

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

Jeff Holm joined our Company in January 2015 and currently serves as Executive Director Sales and Operations of the Branded Pharmaceutical business.  Mr. Holm is responsible for managing all aspects of Taro’s Branded Pharmaceutical division.  Mr. Holm has over 35 years of Sales and Marketing experience in branded pharmaceuticals, with special emphasis in the dermatology marketplace.  Prior to joining Taro, Mr. Holm was with Ferndale Healthcare (Ferndale) for 18 years where he worked in senior level positions within their branded dermatology business. Prior to Ferndale, Mr. Holm worked at Allergan Pharmaceuticals for over 15 years in sales and sales management.  Mr. Holm, received his BA from Texas Christian University.

Michele Visosky joined our Company in January 2004 in the Human Resources department. She is currently Group Vice President, Human Resources and heads the department in Canada, Israel and the United States.  Ms. Visosky has over 25 years of human resources experience, the majority of which were spent in management level roles.  Prior to joining Taro, Ms. Visosky worked at Micro Warehouse, Inc. and PricewaterhouseCoopers LLP, holding progressively responsible human resources positions, with the last one as Senior Vice President, Human Resources.

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

Chantal LeBlanc joined our Company in August 2014 and currently serves as Vice President, Global Quality.  Ms. LeBlanc is responsible for the Quality and cGMP compliance activities at our Canada and Israel manufacturing locations as well as our operations in the United States.  Ms. LeBlanc has 30 years of experience in the biotechnology and pharmaceutical industries.  Prior to joining Taro, Ms. LeBlanc was the Global Quality Director of GSK Vaccines in Belgium from 2007 to 2014.  Prior to GSK, Ms. LeBlanc was a Quality/Compliance expert for 10 years.  Ms. LeBlanc started her career as a Quality site Director for Kempac- Polylab Inc. then Pharmascience Inc. in Montreal for a cumulative of 12 years. Ms. LeBlanc qualified as a Health Canada field inspector in 2001.

B. COMPENSATION

Our directors are paid NIS 122,010 per year for their service as directors and NIS 3,670 for each board and committee meeting they attend, linked to the Israeli CPI, for their service as directors.  Dilip Shanghvi and Sudhir Valia are paid approximately $1.8 million and $1.2 million per year, respectively, for their service in addition to their duties as directors.  The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We paid an aggregate of approximately $7.4 million to all of our then current directors and executive officers for services rendered to us in all capacities during the fiscal year ended March 31, 2016.  This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated approximately $0.3 million.  In addition, approximately $0.3 million was set aside in 2016 to provide certain executive officers and directors with pension, retirement or similar benefits.  During the fiscal year ended March 31, 2016, the Company’s executive officers and directors did not receive any options to purchase Taro‘s ordinary shares.

As of March 31, 2016, the Company’s executive officers and directors held no options to purchase ordinary shares.

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

Board of Directors

Under Israeli Companies Law, the Board sets the policy of a company and supervises the general manager (i.e., the chief executive officer) of a company in the performance of his or her role.  The Board has residual powers so that it may exercise any power of the company not granted to any other body either by law or by our Articles of Association.  According to our Articles of Association, as part of its powers, our Board may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it thinks fit, including the grant of security interests on all or any part of our property.

Under our Articles of Association, our Board may consist of between five and 25 directors.

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

The definition of “personal interest” under the Israeli Companies Law is provided in Item 10.B below, under “Approval of Specified Related Party Transactions Under Israeli Law and Our Articles of Association—Disclosure of Personal Interest of an Office Holder.”

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

Exemption from Statutory External Director Requirement

Under regulations recently promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NYSE, and that lack a controlling shareholder (as defined under the Israeli Companies Law) are exempt from the requirement  to appoint statutory external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board.  Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder (Sun), we are not eligible for these new exemptions.

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

The Israeli Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole.  Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.  As of the date of this 2016 Annual Report, we have not elected to adopt these corporate governance rules.

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

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised exclusively of Board members.  Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director and the audit committee and compensation committee must be composed of at least three directors and include all statutory external directors.  Our Board currently has two committees—an audit committee and a compensation committee.

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

The chairman of the audit committee is required to be a statutory external director.

A person who is not qualified to serve as a member of the audit committee shall not be present at the committee’s meetings and at the time resolutions are adopted thereby, unless such person’s participation is required in order to present to the committee a particular matter.

Currently, our Audit Committee consists of the following directors: Dan Biran, Ilana Avidov-Mor and Dov Pekelman, all of whom have been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC. Ilana Avidov-Mor and Dan Biran are statutory external directors. Dan Biran is the chairman of our Audit Committee.

Under the Israeli Companies Law and our Audit Committee charter, our Audit Committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including, in consultation with the company’s internal auditor or the independent auditor, making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions or transactions in which an office holder has a personal interest, (iii) determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed negligible or not and the approval requirements (including, potentially, the approval of the audit committee) for transactions that are not negligible including the types of transactions that are not negligible; (iv) where the Board approves the working plan of the internal auditor, examining such working plan before its submission to the Board and proposing amendments thereto, (v) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (vi) examining the scope of the company’s auditor’s work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the Board or the general meeting of shareholders) and (vii) determining procedures with respect to the treatment of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees.  Our Audit Committee also approves our financial statements in its role as a committee of the Board.  Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one statutory external director.

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

The Audit Committee has reviewed and discussed with our management our audited consolidated financial statements as of and for the fiscal year ended March 31, 2016.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 16, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board.  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2016 Annual Report.

Approval of Interested Party Transactions

Under the Israeli Companies Law, the approval of the Audit Committee (or, for transactions involving compensatory matters, the approval of the Compensation Committee) is required to effect certain actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest.  Such interested party transactions (including matters described in the following paragraph) require the approval of the Audit Committee (or the Compensation Committee, if involving a compensatory matter), the Board and in certain cases, the shareholders.  Such shareholders’ approval, in certain cases, also requires a special voting majority.  See “Disclosure of Personal Interests of a Controlling Shareholder” in Item 10.B below.

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

Compensation Committee

On February 4, 2013, the Company established a Compensation Committee to comply with the requirements of Amendment No. 20 to the Israel Companies Law (“Amendment 20”), which was effective as of December 2012.  Our Compensation Committee is comprised solely of Independent Directors and all of our statutory external directors are members of the Compensation Committee.

Amendment No. 20 also required us to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification (“Terms of Office and Employment”).  This compensation policy was approved by our Board, upon the recommendations of our Compensation Committee, and was approved by our shareholders on September 12, 2013, and ratified and approved again on March 27, 2014.

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

Our Compensation Committee is responsible for recommending the compensation policy to our Board for its approval (and subsequent approval by our shareholders) and is charged with duties related to the compensation policy and to the compensation of our office holders as well as functions related to approval of the terms of engagement of office holders, including:

•

recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years for a company such as ours);

•	recommending to our Board periodic updates to the compensation policy;
•	assessing implementation of the compensation policy; and
•	determining whether the compensation terms of our Chief Executive Officer need not be brought to approval of the shareholders (under special circumstances).

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

Under certain circumstances, the Compensation Committee and the Board may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above, or, in certain cases, even if that shareholder approval is not achieved.

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

D. EMPLOYEES

The following table sets forth the number of full time equivalents as of March 31, 2016*:

	United States	Canada	Israel	Total
Sales and Marketing	137	36	35	208
Administration	61	33	42	136
Research and Development	13	65	129	207
Production and Quality Control	—	353	504	857
Total	211	487	709	1,407

The following table sets forth the number of full time equivalents as of March 31, 2015*:

	United States	Canada	Israel	Total
Sales and Marketing	141	30	35	206
Administration	53	30	43	126
Research and Development	14	57	135	206
Production and Quality Control	—	318	484	802
Total	208	435	696	1,339

The following table sets forth the number of full time equivalents as of March 31, 2014*:

	United States	Canada	Israel	Total
Sales and Marketing	140	30	34	204
Administration	56	31	42	129
Research and Development	15	53	72	140
Production and Quality Control	—	336	534	870
Total	211	450	681	1,342

*	In the United States, distribution employees are included in the Sales and Marketing category.

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

On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Collective Bargaining Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees.  The Collective Bargaining Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term.  The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. The Company is currently negotiating a renewal of the Collective Bargaining Agreement.

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

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances. In addition, as of May 2006, under a collective agreement signed by the Manufacturers Association, we are obligated to contribute to a pension plan amounts equal to a certain percentage of the employees’ wages, for all employees, and Section 14 of the Severance Pay Law (“Section 14”) applies to most of our employees.  Since 2011, the Company’s obligations to the employees’ pension plan have been governed by the Collective Bargaining Agreement, including the applicability of Section 14 to the Company’s employees and the provision rates to the various provident funds.  We are complying with these obligations.  We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or the Managers’ Insurance.  These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a pension or a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment.  Under Section 14 of the Severance Pay Law, in the event of dismissal, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay.  In addition to the severance pay, each employee contributes an amount equal to 5%-7% of their salary towards their pension plan.  The Company contributes an additional sum between 5% and 7.5% of the employee’s salary.  Beginning in July 2016, the minimum numbers will increase according to Israeli law. Employees will contribute at least 5.75% of their salary toward their pension plan, and the Company will contribute an additional sum of at least 6.25% of the employee's salary.  Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance.  The payments to the National Insurance Institute are approximately 19.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and we contribute approximately 7.5%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2016.  The percentage of ownership is based on ordinary shares outstanding as of March 31, 2016.  None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

		Percentage of
	Number of Ordinary	Outstanding Ordinary
Name	Shares	Shares
Dilip Shanghvi (1)	—	0.00%
Kal Sundaram	—	0.00%
Sudhir Valia (2)	—	0.00%
Ilana Avidov-Mor	—	0.00%
Dan Biran	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Michael Kalb, C.P.A. (New York)	—	0.00%
Stephen Manzano, Esq.	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Itamar Karsenti	—	0.00%
Michael Teiler	—	0.00%
Daryl LeSueur	—	0.00%
Michael Perfetto	—	0.00%
Jeff Holm	—	0.00%
Michele Visosky	*	*
Jayesh Shah	—	0.00%
Chantal LeBlanc	—	0.00%
Total for all directors and officers (18 persons) listed above, as a group	*	*

*	Less than 1%

The following table sets forth certain information regarding the ownership of our founders’ shares by our directors and officers as of March 31, 2016.  The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2016.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd. (3)	2,600	100.00%

(1)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.9% of Sun Pharma.  As of March 31, 2016, Sun Pharma and its affiliates owned 69.0% of Taro’s outstanding ordinary shares.

(2)	Sudhir Valia is also a director of Sun Pharma. As of March 31, 2016, Sun Pharma and its affiliates owned 69.0% of Taro’s outstanding ordinary shares.
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

As of March 31, 2016, the directors and executive officers listed above held no options to purchase our ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2016, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares.  Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares.  The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares.  Percentage ownership is based on 42,765,934 ordinary shares outstanding as of March 31, 2016.

	Ordinary Shares		Percent of Ordinary
Name	Beneficially Owned		Shares Outstanding
Sun	29,497,813	(1)	69.0%

(1)	As reported on the Schedule 13D/A filed by Sun on November 27, 2013.

During the year ended March 31, 2014, the percent of ordinary shares owned by Sun increased from 65.9% to 68.9% due to our repurchase of 1,959,514 ordinary shares in December 2013.  During each of the years ended March 31, 2015 and 2016 there was no significant change in Sun’s ownership of our ordinary shares.  However, as of May 31, 2016, Sun’s ownership percentage increased 1.2% to 70.1%, due to our repurchase of additional ordinary shares.

Founders’ Shares

At the formation of our Company in 1959, two classes of shares were created, founders’ shares and ordinary shares. One-third of the voting power of all of our voting shares is allocated to the founders’ shares. Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2016, Sun controls 79.3% of the voting power in our Company by reason of their (i) beneficial ownership of an aggregate of 69.0% of our ordinary shares and (ii) ownership of the founders’ shares.  As of May 31, 2016, Sun controls 80.1% of the voting power in our Company due to the additional ordinary shares repurchased by the Company.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 79.3% of the voting power in our Company as of March 31, 2016, Taro has substantial relationships with Sun.  Certain members of Taro’s Board are also on Sun boards of directors, including our Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain of Taro’s officers and executives are also executives of Sun.

Arrangements with Sun

Since 2013, Taro has entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business.  The Company does not currently deem any of these transactions material or unusual and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary, as defined in the Israeli Companies Law and therefore did not require shareholder approval.  The Audit Committee further determined the approval requirements for the different types of transactions.

In April 2016, Sun and Taro affiliates entered into a services arrangement (the “Services Agreement”) that is intended to allow the companies to share the services of certain employees of the respective companies involved in certain North American management and operations in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), Management, Procurement, and certain aspects of Commercial and Customer Service, Finance (including Accounts Receivable and Accounts Payable processing and Tax compliance), Regulatory Affairs and Supply Chain (each a “Service Area” and collectively, “Service Areas”).

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs to the applicable Services Areas, based upon the established allocation methodologies for each Service Area.  Our Audit Committee will review the Service Reports on a semi-annual basis and will review annually, the Service Agreement as a whole, to determine its efficacy and whether it is in our best interests.

Each of the employees providing services under the Services Agreement is required to sign a written acknowledgment of his/her receipt of and agreement to be bound by (a) the confidentiality and non-disclosure agreement between Sun and Taro, and (b) guidelines for consideration in the performance of such services, including the identification of potential conflicts of interest.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2016 Annual Report, beginning on page F-1.

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

On August 10, 2015, the Company received a Paragraph IV certification notice letter indicating that Perrigo UK Finco Limited Partnership (“Perrigo UK”) had submitted an ANDA to the FDA seeking approval to manufacture and sell a generic version of Topicort® topical spray prior to expiration of the Company’s U.S. Patent Nos. 8,277,780 (the “’780 Patent”), expiring on April 23, 2028 and 8,1715,624 (the “624 Patent”), expiring on May 26, 2026, and prior to the expiration of U.S. Patent No. 5,990,100 (the “’100 Patent”), expiring March 24, 2018, to which the Company has a license. On September 22, 2015, the Company filed a patent infringement suit against Perrigo UK in the U.S. District Court for the District of Delaware, alleging that Perrigo UK’s ANDA infringes the ‘780 and ‘624 patents. This lawsuit resulted in a 30 month stay preventing FDA approval of Perrigo UK’s ANDA, and was consolidated with the Perrigo lawsuit described above on November 12, 2015.  The trial was set for February 6, 2017, however the parties reached a settlement outside of Court on May 21, 2016.

On November 19, 2013, a number of minority shareholders of the Company commenced litigation in Israel, seeking to invalidate certain resolutions that were adopted at the annual general meeting of the Company held on September 12, 2013. This litigation challenged the adoption of these resolutions by claiming the Company did not take proper steps to ensure that the majority vote in favor of these resolutions also included a majority of those shareholders who had no “personal interest” in the resolutions (as required by the Israeli Companies Law).  These shareholders also raised other claims regarding the resolutions adopted at that meeting, such as the validity of the compensation policy approved by the shareholders.  Since this litigation was filed, these resolutions were ratified at an extraordinary general meeting held on March 27, 2014.  On August 10, 2014, the claimants filed an amended complaint requesting that the resolutions passed at the extraordinary general meeting be voided and further contending that under Israeli law shareholders must identify themselves in order to be considered “disinterested” and reiterated their arguments against the validity of the terms of the compensation policy and the remuneration of officers approved by the shareholders.  On February 23, 2016, the District Court issued a decision denying the claim and ruling that the resolutions had been duly adopted.  The decision also clarified certain requirements for the solicitation of proxies by Israeli corporations with securities listed on non–Israeli exchanges.  Subsequent to the District Court’s decision the plaintiffs voluntarily dropped the balance of their claims and the matter has now been fully resolved.

Taro has been a defendant in two actions brought against various pharmaceutical manufacturers in the States of Utah and Louisiana. The actions relate to drug price reporting by these manufacturers. In addition, Taro received an investigative demand that also relates to drug price reporting from Texas in August 2012.  In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers and in November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers.  Generally speaking, the lawsuits allege that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated Average Wholesaler Prices (“AWP”).  The Utah trial court dismissed the case with prejudice in February 2010.  However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State was given leave by the court to re-plead its case, which it did. The defendants subsequently filed a motion to dismiss, which was denied.  The Company settled the Louisiana action for $6.1 million in September 2013.  In July 2014, the Company reached a settlement with the State of Texas in connection with the investigative demand it received, in the amount of $19.8 million.  The Company settled the Utah action for $ 1.5 million in September 2015.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay.  In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits.  On June 17, 2013, the court dismissed the lawsuits and ruled that the plaintiffs were unable to prove that their exposure to dangerous substances in the Kishon River water was the cause of their illnesses.  The hearing of the lawsuits filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River was dismissed by the court on November 3, 2013.  The plaintiffs subsequently appealed the matter to the Israel Supreme Court.  On September 24, 2015, the Israel Supreme Court dismissed the appeal and the matter has now been fully resolved.

Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

In April 2016, we began entering into separate forward contracts to purchase the NIS and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates. The forward contracts to purchase the NIS are for a total amount of $45,000, at a weighted-average forward rate of 3.70 NIS per U.S. dollar, which is settled in twenty-four (24) monthly installments of $2,083 for the first twelve (12) months beginning September 2016 and $1,667 for the remaining twelve (12) months.  The forward contracts to purchase the Canadian dollar are for a total amount of $82,451, at a weighted-average forward rate of 1.27 Canadian dollars per U.S. dollar, which is settled in twenty-four (24) monthly installments of approximately $3,900 for the first twelve (12) months beginning September 2016 and $2,900 for the remaining twelve (12) months.  There is no collateral for these hedges.

On May 2, 2016, we announced that we will now make Keveyis™ (dichlorphenamide) 50 mg tablets, the first medicine approved by the FDA for the treatment of primary hyperkalemic and hypokalemic periodic paralysis and related variants, available to distributors at no cost for the treatment of primary periodic paralysis. As a result, we will cease commercial sales and related promotional activities for Keveyis and bear all costs associated with its manufacture. In the near term, patients will continue to receive the medicine through our specialty pharmacy partner, Diplomat as we evaluate the best option for keeping pharmacy dispensing fees to patients as low as possible.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares were quoted on the Pink Sheets under the symbol “TAROF” until they were listed on the NYSE on March 22, 2012, under the symbol “TARO.”  The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the Pink Sheets and the NYSE (as of March 2012) during the last five fiscal years as of the end of the reporting period of this 2016 Annual Report:

Fiscal year ended	High	Low
12/31/2011	$29.50	$14.10
3/31/2013	$59.31	$35.55
3/31/2014	$121.32	$54.03
3/31/2015	$171.77	$103.80
3/31/2016	$156.98	$129.09

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2016 Annual Report, and any subsequent period:

	High	Low
Fiscal year end March 31, 2015
First Quarter	$140.24	$103.80
Second Quarter	$162.12	$137.98
Third Quarter	$164.24	$134.21
Fourth Quarter	$171.77	$141.03

Fiscal year end March 31, 2016
First Quarter	$151.00	$135.50
Second Quarter	$154.50	$129.09
Third Quarter	$156.98	$135.44
Fourth Quarter	$154.74	$131.80

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last six months:

	High	Low
December 2015	$156.98	$139.98
January 2016	$154.74	$141.25
February 2016	$146.40	$131.80
March 2016	$146.13	$133.20
April 2016	$150.10	$138.81
May 2016	$149.20	$130.08

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares have been listed on the NYSE under the symbol “TARO” since March 22, 2012.  Our ordinary shares are not offered, listed or traded on any other exchange or regulated market.

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

Approval of Specified Related Party Transactions Under Israeli Law and Our Articles of Association

The Israeli Companies Law requires the approval of the audit committee, the board of directors and, in certain cases, the approval of the shareholders in that sequence, in order to effect specified related parties transactions, other than compensatory arrangements, for which the approval of the compensation committee, board of directors and, in certain cases, the shareholders is required.

Pursuant to the provisions of the Israeli Companies Law, our Audit Committee has (i) preapproved criteria for the classification of transactions with related parties as extraordinary or ordinary transactions, (ii) with respect to those classified as ordinary transactions, determined whether they are negligible or non-negligible, as defined in the Israel Companies Law, and (iii) determined the approval requirements for transactions that are not negligible.  According to the Company’s policy, if a transaction is deemed an ordinary transaction as per the preapproved criteria, the transaction will only require approval by our Board; if, however, a transaction is not covered by the preapproved criteria, it has to be first brought before the Audit Committee for its determination.  Under the Israeli Companies Law, an “extraordinary transaction” is generally a transaction other than in the ordinary course of business, other than according to prevailing market terms, or that is likely to have a material impact on a company’s profitability, assets or liabilities.

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this 2016 Annual Report) owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

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

Compensation of Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors or the chief executive officer require the approval of the compensation committee, the board of directors and the shareholders, in that order, except where the regulations adopted under the Israeli Companies Law provide for certain easements from those requirements.  Arrangements as to compensation of a public company’s office holders who are not directors or the chief executive officer generally (assuming that the arrangement conforms to the then-effective compensation policy) require the approval of the compensation committee and the board of directors in that order as detailed above in “Approval of Interested Party Transactions” in Item 6.C.

Disclosure of Personal Interest of an Office Holder

The Company’s Articles of Association provide that a director must disclose his interest in a contract or arrangement at the meeting of the Board of Directors at which such contract or arrangement is first taken into consideration.  The Israeli Companies Law requires that an office holder (including a director) or a controlling shareholder who is aware that he or she has a personal interest in connection with any existing or proposed transaction by the company, promptly disclose to the company the nature of any personal interest that he or she may have, including all related material information or documents known to him or her.  “Personal Interest”, as defined by the Israeli Companies Law, includes an interest of any person in an act or transaction of the company, including interest of his relative or of a corporate body in which such person or his relative is either a holder of 5% or more of the corporate body shares or voting power, is a director  or the chief executive officer (referred to as a “general manager” under the Israeli Companies Law), or is entitled to appoint at least one director or the general manager and including the personal interest of a person voting by a proxy granted to him/her by another person, even if the person so granting the proxy does not have a personal interest in the transaction.  In addition, the vote of a person who was granted a proxy from the shareholder who has a personal interest shall be deemed the vote of a shareholder having a personal interest, even if proxy holder has discretion on how to vote.  An interest stemming merely from ownership of shares in the company is not deemed a Personal Interest.  In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.

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

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee (other than a non-extraordinary transaction) or the compensation committee may not be present at this meeting, unless the chairman of the audit committee, compensation committee or the board of directors determined that the participation of such director is required in order to present the transaction.  A director who has a personal interest in a matter that is considered at a meeting of the board of directors, the audit committee or compensation committee may not vote on this matter, unless a majority of the members of the board of directors or such committee, as the case may be, has a personal interest in the matter, in which case shareholder approval is also required.

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

The shareholder approval must, in each case be by a majority of the votes cast at the meeting, whether in person or by proxy, provided that:

•

the majority includes at least the majority of the total votes of the non-controlling shareholders who lack a personal interest in approval of the transaction or compensation (as applicable), or anyone voting on their behalf present at the meeting in person or by proxy; or

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

All transactions (other than compensatory transactions, which are subject to approval by the compensation committee) with a controlling shareholder, or in which a controlling shareholder has a personal interest, regardless of whether such transactions are extraordinary, are subject to the oversight of the audit committee.  The audit committee is required to establish procedures for a competitive process to be used by the company prior to entering into any such transaction, or other procedures where appropriate.

Director Qualifications

Our Articles of Association do not require directors to hold shares in the Company. According to the Articles, the number of directors of the Company should be not less than five or more than twenty-five.  Under the Israeli Companies Law, we must have at least two statutory external directors on the Board of Directors.  See Item 6.C. “Qualifications of Statutory External Directors.”

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

Our share capital is divided into founders’ shares and ordinary shares.  Holders of each paid-up share are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors.  All ordinary shares together entitle their holders to two-thirds of the voting power of our Company.  All founders’ shares together entitle their holders to one-third of the voting power of our Company.  Under our Articles of Association, an increase to the share capital, creation of preferred shares or shares with special rights, consolidation or division of share capital, cancellation of shares and reduction in share capital, require a special resolution of the shareholders, i.e. an affirmative vote of 75% of the voting power voting in person or by proxy.  The rights attached to any class of shares may be modified with the consent in writing of the holders of three-fourths of the issued shares of that class or by way of a special resolution of the shareholders.

Under our Articles of Association, dividends on our ordinary shares may be paid out of profits and other surplus, as defined in the Israeli Companies Law or as otherwise approved by a court of law, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Shareholder Meetings

Under our Articles of Association, a general meeting of the shareholders must be held at least once in every calendar year, but not more than fifteen months after the last preceding meeting.  All general meetings must be held in Israel.  The Board of Directors may call an extraordinary general meeting of the shareholders at any time.  The Board shall convene an extraordinary general meeting of the shareholders, at the request of shareholders representing not less than 5% of the voting power in the Company, provided that the request complies with the requirements provided by the Articles of Association, including but not limited to statement of the object of the meeting.  Any shareholder may appoint by power of attorney a person to act as his representative at a meeting.  The original instrument appointing a representative or a notarized copy must be deposited at the principal office of the Company at least forty-eight (48) hours before the meeting.

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

These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval (confirming that the purchaser would become a holder of 25% or greater than 45%, of the voting power in the company, unless there is already a holder of 25% or more or more than 45%, respectively, of the voting power in the company), (2) was from a holder of 25% or more, of the voting power in the company which resulted in the acquirer becoming a holder of 25% or more of the voting power in the company, or (3) was from a holder of greater than 45% of the voting power in the company which resulted in the acquirer becoming a holder of greater than 45% of the voting power in the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Exemption of Office Holders

The Israeli Companies Law provides that a company may exempt an office holder in advance from liability for damages flowing from breach of his duty of care to the company, but only if a provision authorizing such exemption is included in its articles of association. Our Articles of Association include such a provision. The company may not exempt in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

•	a breach by the office holder of his or her duty of care which was committed intentionally or recklessly, except when it was committed solely by negligence;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any civil fine, monetary sanction or forfeiture imposed against the office holder.

In addition, under the Israeli Companies Law, exemption, indemnification, and procurement of insurance coverage (except where the regulations provide for certain easements from such requirements with respect to insurance) for office holders must be approved by the compensation committee and board of directors of a company and, if the beneficiary is a director or the chief executive officer (or a controlling shareholder and his or her relative), by the shareholders, in that order.

Prior to Amendment 20 becoming effective and following approval by the Audit Committee and Board of Directors and, in the case of directors, approval by our shareholders, we entered into exemption and indemnification agreements with our directors and certain officers.

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2016 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.

Dividends, if any, paid to our ordinary shareholders, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriated dollars at the rate of exchange prevailing at the time of conversion. Payments of dividends may be subject to withholding taxes.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate on their taxable income.  As of 2016, the corporate tax rate is 25% (in 2014 and 2015 the corporate tax rate was 26.5%).  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed below, may be considerably less.  In general, Israeli companies are subject to regular corporate tax rate for their capital gain.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible assets) of an “Industrial Enterprise”, as defined under the Investment Law.  Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel in which the investment is made or the election of the grantee.  In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.  Various production and development facilities of our companies in Israel have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

The Investment Law was significantly amended as of April 1, 2005 (the “2005 Amendment”) and as of January 1, 2011 (the “2011 Amendment”).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.  However, companies entitled to benefits under the Investment Law in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to the 2005 Amendment and 2011 Amendment as well as the relevant changes contained in such amendments and in the new legislation.

Tax Benefits Before the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, generally referred to as an “Approved Enterprise”, is entitled to certain benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel in which the investment is made or the election of the grantee.  A company that wished to receive benefits had to receive an approval from the Investment Center of the Israel Ministry of Economy (formerly the Ministry of Industry, Trade and Labor) (the “Investment Center”), in order to obtain such Approved Enterprise status.  Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.  The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set forth in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company owning an Approved Enterprise may elect to forego certain government cash grants extended to an Approved Enterprises in return for an alternative package of tax benefits, or the Alternative Benefits Program.  Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years, or the Exemption Period, beginning on the first year in which the company derives taxable income under the program after the commencement of production, depending on the geographic location of the Approved Enterprise in Israel.  After the Exemption Period, the company will be eligible for the reduced tax rates of 10%-25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year.  These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center).  However, the benefits period may in no event exceed the lesser of twelve years from the year in which the production commenced (as determined by the Investment Center) or fourteen years from the year of receipt of Approved Enterprise status, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, the company’s effective tax rate reflects the weighted average of the applicable rates.  The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

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

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (FIC).  An FIC that is eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel.  The determination as to whether or not a company qualifies as an FIC is made on an annual basis.  An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment is  49% or more.  If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The following table sets forth the corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program.

Percentage of non-Israeli ownership	Corporate Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority).  This withholding tax is deducted at source by the company.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority).  In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.  Under the Investment Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends.  In addition, a company that pays a dividend out of tax-exempt income attributed to its Approved Enterprise will be subject to tax in respect of the amount of the dividend distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable.  This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.  We have elected to use the Alternative Benefits Program, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise during the first five years in which the equipment is used  This benefit is an incentive granted by the Israeli government regardless of whether an Alternative Benefits Program is elected.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing in 2004 and thereafter, but does not apply to investment programs approved prior to April 1, 2005.  The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the date on which the 2005 Amendment entered into effect (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

The 2005 Amendment provides that a certificate of approval from the Investment Center is required only for Approved Enterprises that receive cash grants.  As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Benefits Program.  Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment (a “Benefited Enterprise”).  A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Capital Investment Law.

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million people in 2012 (such export criteria will be further increased in the future by 1.4% per annum).  In order to receive the tax benefits, the amendment states that a company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set forth in the amendment for tax benefits and that exceeds a minimum investment amount specified in the Investment Law.  Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”).  Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates.

The benefits period is subject to a limitation of seven to ten years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company derives income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election.  The tax benefits granted to a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise, according to one of the following new tax routes, which may be applicable to a company:

•

Similar to the Alternative Benefits Program, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in a company in each year.  The benefits period is limited to 12 or 14 years from the year the company requested to have the tax benefits apply, depending on the location of the company.  A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax Exemption Period, will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at a rate of 15%, or at a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority).

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

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011.  A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly-owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate was 10%.  These corporate tax rates were reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 19%, respectively, in 2014 and thereafter.  Income derived by a Preferred Company from a “Special Preferred Enterprise” (as this term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5%, if the Special Preferred Enterprise is located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.  However, if such dividends are paid to an Israeli company, no tax will be withheld (although if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20%, will apply, subject to any lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority).

The 2011 Amendment also included transitional provisions to address companies already enjoying existing tax benefits under the Investment Law.  These transitional provisions provide, among other things, that unless an irrevocably request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect immediately prior to the date of the 2011 Amendment, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an Alternative Benefits Program, before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect immediately prior to the date of the 2011 Amendment, provided that certain conditions are met.; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment became effective, provided that certain conditions are met.

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

Under the Industry Encouragement Law, an Industrial Company is entitled to certain corporate tax benefits, including:

•

Deduction of the cost of purchase of know-how, patents and rights to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

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

Grants under the Encouragement of Research, Development and Technological Innovation Law, 5744-1984

On January 1, 2016, the Encouragement of Research, Development and Technological Innovation Law, 5744-1984 (the “Research Law, as amended”), was enacted, which amended the Encouragement of Industrial Research and Development Law, 1984 (the “Research Law”).  Under the Research Law, as amended, research and development programs that meet specified criteria and are approved by a governmental committee of the National Technological Innovation Authority (the “Authority”) (formerly operating as the Office of the Chief Scientist) are generally eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed as part of the programs under which the grants were given.

Regulations under the Research Law, as amended generally provide for the payment of royalties to the Authority of 3-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid.  Our obligation to pay these royalties is contingent on our actual sale of such products and services.  In the absence of such sales, no payment of such royalties is required.  Effective for grants received from the Authority under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year in which the program has been approved.  Following the full repayment of all the outstanding liabilities in connection with such grants, including the accrued interest thereof, there is no further liability for such royalties.  However, even after the repayment of such liabilities in full, we will remain subject to the limitations set forth under the Research Law, as amended, including on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given.

The terms of the grants under the Research Law, as amended also require that generally the manufacture of products developed as part of the programs under which the grants were given, be undertaken in Israel.  However, under the regulations pursuant to the Research Law, as amended, the manufacturing may be undertaken outside of Israel, assuming we receive prior approval from the Authority for the foreign manufacturing, which approval is given in special circumstances upon the fulfillment of certain conditions.  If we receive that approval and manufacture outside of Israel we may be required to pay increased royalties.  The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel, as follows:

Extent of manufacturing volume outside of Israel	Royalties to the Chief Scientist as a percentage of grant
Less than 50%	120%
between 50% and 90%	150%
90% and more	300%

Despite the general approval requirement, a transfer outside of Israel of up to 10% of the manufacturing rights will not require the approval of the Authority, but rather a notification to the Authority, which may block such transfer within 30 days.

We currently have grants that were awarded under the Research Law.  The Research Law, as amended, provides for an interim transition period (which has not yet expired).  After such transition time, our grants will be subject to terms of the Research Law, as amended.  Under the Research Law, as amended, the Authority is granted power to amend the terms of existing grants.  Therefore, we cannot predict whether further changes, if any, will be introduced by the Authority, which may impact the terms governing our grants in the future.

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

Taxation of Non-Israeli Resident Holders of our Ordinary Shares

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period).  Such dividends are generally subject to Israeli withholding tax at the rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation.  “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.  However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority).  For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Benefited Enterprise are subject, under certain conditions, to withholding at the rate of 15%.  We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets either (i) are located in Israel; (ii) are shares or rights to shares in an Israeli company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.  Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 25% as of 2016 (26.5% in 2014 and 2015), if generated by a company, or at the rate of 25% (or 30% for persons who hold 10% or more of the company’s shares), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014 onwards).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares listed on a non-Israel stock exchange, provided, inter alia, that certain conditions are met.  The main conditions are that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were purchased after being listed; and (iii) the capital gains are neither subject to section 101 of the Israeli Tax Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.  However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority).  For example, under the U.S.-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is both a U.S. resident (for purposes of that treaty) holding the ordinary shares as a capital asset and entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless either (i) such Treaty U.S. Resident if an individual has been present in Israel for a period or periods aggregating to 183 days or more during the applicable taxable year; or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting rights during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gain arising from such sale, exchange or disposition is attributable to a permanent establishment of the Treaty U.S. Resident maintained in Israel.  In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

Excess Tax.  Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  Any such change could materially affect the continued validity of this discussion and the tax consequences described herein.  This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;
•	are certain former citizens or long-term residents of the United States.;
•	are persons subject to the alternative minimum tax;
•	have elected mark-to-market accounting;
•	are tax-exempt organizations;
•	are financial institutions or financial services entities;
•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;
•	own directly, indirectly or by attribution at least 10% of our voting power;
•	have a functional currency that is not the U.S. dollar;
•	are carrying on a trade or business in Israel through a permanent establishment; or
•	acquire ordinary shares as compensation.

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

You should consult your tax advisor regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the sale, exchange or other taxable disposition of our ordinary shares, unless:

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices and on our website at www.taro.com.  The information contained on our website does not constitute part of this 2016 Annual Report.

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

In 2016, 91% of our revenue was generated in U.S. dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the U.S. dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into U.S. dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2016.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated and settled in U.S. dollars.  These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP as its functional currency is the Canadian dollar. During the year ended March 31, 2016, the Company recorded a gain of $2.6 million compared to $47.2 million in 2015, reflecting the favorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.

In October 2011, we began entering into separate forward contracts to offset the variability of our cash flows in the U.S. dollars due to changes in the NIS and the Canadian dollar.  As of March 31, 2016, the Company did not have any forward contracts in place to purchase either the NIS or Canadian dollar.  However, the Company settled contracts to purchase the NIS totaling $26.2 million throughout the year and recorded a net gain of $0.8 million, and settled contracts to purchase the Canadian dollar totaling $24.9 million through the year and recorded a net gain of $3.4 million.

Interest Rate Risk

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

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this 2016 Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Taro’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2016.  In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment, management has concluded that, as of March 31, 2016, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2016, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel, as stated in their report, which is included under “Item 18 – Financial Statements” on Page F-3 of this 2016 Annual Report.

d.	Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the period covered by this 2016 Annual Report that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft, for the years ended March 31, 2016 and 2015, respectively.

	Year ended	Year ended
	March 31, 2016	March 31, 2015
	(In millions of U.S. Dollars)
Audit fees	$0.68	$0.64
Tax fees	0.06	0.03
Total	$0.74	$0.67

The audit fees for the years ended March 31, 2016 and 2015, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  There were no audit related or other fees for the years ended March 31, 2016 and 2015.  All services provided by the Company’s independent auditors were approved by the Audit Committee.

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

On December 23, 2013, we completed a modified “Dutch” tender offer through which it repurchased 1,959,514 ordinary shares at a price of $97.50 per share for total consideration of $193.0 million (including fees and expenses).

On March 15, 2016, we announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.

The table below presents a summary of the ordinary shares repurchased by us, as of May 31, 2016 in accordance with a 10b5-1 program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet Be Purchased Under the Program
March 17, 2016 - March 31, 2016	67,339	$140.30	67,339
April 1, 2016 - April 30, 2016	117,515	$141.46	184,854
May 1, 2016 - May 31, 2016	552,474	$134.86	737,328
Total	737,328	$136.41	737,328	$149,422

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Taro is a controlled company because more than a majority of its voting power is controlled by Sun.  As a controlled company, Taro would not be required to comply with the majority of independent directors’ requirements if it were a U.S. domestic issuer.  There is not a similar requirement under Israeli practice or the Israeli Companies Law that requires Taro to have a majority of independent directors.  Rather, the statutory external director provisions under the Israeli Companies Law only require Taro, as a public company, to have at least two external directors.

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

Under the Israeli Companies Law, shareholder pre-approval is not required for the adoption or material amendment of equity compensation plans.  Shareholder approval is required prior to any grants under the plan to directors or the chief executive officer of Taro.

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

The financial statements required by this item are found at the end of this 2016 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2016 Annual Report are listed on the index of exhibits below.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2016 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Michael Kalb
Michael Kalb
Group Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: June 9, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the “Company”) and its subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of operations, of comprehensive income, changes in shareholders’ equity and cash flows for the years ended March 31, 2016, 2015 and 2014.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2016 and 2015, and the results of their operations, changes in comprehensive income, changes in shareholders’ equity and their cash flows for the years ended March 31, 2016, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 9, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 9, 2016	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the internal control over financial reporting of Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Company”) as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), financial position of the Company and its subsidiaries as of March 31, 2016 and 2015, and the results of their operations, of comprehensive income, changes in shareholders’ equity and their cash flows for the years ended March 31, 2016, 2015 and 2014 and our report dated June 9, 2016 expressed an unqualified opinion on those consolidated financial statements.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 9, 2016	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2016	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$576,757	$481,641
Short-term and current maturities of long-term bank deposits	648,297	434,899
Restricted short-term bank deposits	—	199
Marketable securities	3,572	3,458
Accounts receivable and other:
Trade, net	238,611	222,427
Other receivables and prepaid expenses	270,724	250,911
Inventories	138,553	120,272
Long-term assets held for sale, net	1,081	—
TOTAL CURRENT ASSETS	1,877,595	1,513,807
LONG-TERM BANK DEPOSITS	115,173	30,175
PROPERTY, PLANT AND EQUIPMENT, NET	159,459	153,045
OTHER ASSETS	35,806	40,718
TOTAL ASSETS	$2,188,033	$1,737,745

The accompanying notes are an integral part of these consolidated financial statements.

Certain prior year amounts have been reclassified to conform to current year presentation.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$912
Accounts payable:
Trade payables	18,853	19,480
Other current liabilities	226,609	289,613
TOTAL CURRENT LIABILITIES	245,462	310,005
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	—	4,976
Deferred income taxes	2,232	1,901
Other long-term liabilities	3,195	3,480
TOTAL LONG-TERM LIABILITIES	5,427	10,357
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	250,889	320,362
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2016 and March 31, 2015: 200,000,000 shares; Issued at March 31, 2016 and March 31, 2015: 45,116,262 shares
Outstanding at March 31, 2016 and March 31, 2015:
42,765,934 and 42,833,273 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2016 and March 31, 2015:
2,600 shares	1	1
Additional paid-in capital	262,445	262,445
Accumulated other comprehensive income, net of taxes	(123,026)	(110,966)
Treasury stock at March 31, 2016 and March 31, 2015: 2,350,328 and 2,282,989 shares, respectively	(203,778)	(194,328)
Accumulated earnings	1,994,821	1,453,889
Taro shareholders' equity	1,931,142	1,411,720
Non-controlling interest	6,002	5,663
TOTAL SHAREHOLDERS’ EQUITY	1,937,144	1,417,383
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,188,033	$1,737,745

The accompanying notes are an integral part of these consolidated financial statements.

Certain prior year amounts have been reclassified to conform to current year presentation.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2016	2015	2014
Sales, net	$950,751	$862,944	$759,285
Cost of sales	169,743	186,359	179,279
Impairment	2,042	—	—
Gross profit	778,966	676,585	580,006
Operating expenses:
Research and development	71,160	65,510	55,430
Selling, marketing, general and administrative	92,365	87,644	91,733
Settlements and loss contingencies	973	(4,200)	2,590
	164,498	148,954	149,753
Operating income	614,468	527,631	430,253
Financial income, net	(19,672)	(51,311)	(12,285)
Other gain, net	2,680	2,738	1,369
Income before income taxes	636,820	581,680	443,907
Tax expense	95,313	96,059	82,729
Income from continuing operations	541,507	485,621	361,178
Net loss from discontinued operations attributable to Taro	(236)	(787)	(319)
Net income	541,271	484,834	360,859
Net income attributable to non-controlling interest	339	577	472
Net income attributable to Taro	$540,932	$484,257	$360,387

Net income from continuing operations attributable to Taro	$541,168	$485,044	$360,706
Net loss from discontinued operations attributable to Taro	(236)	(787)	(319)
Net income attributable to Taro	$540,932	$484,257	$360,387

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$12.63	$11.32	$8.15
Diluted	$12.63	$11.32	$8.15
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)	$(0.01)
Net income per ordinary share attributable to Taro:
Basic	$12.62	$11.31	$8.14
Diluted	$12.62	$11.31	$8.14
Weighted-average number of ordinary shares used to compute net income per share:
Basic	42,832	42,834	44,276
Diluted	42,832	42,834	44,279

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Years ended March 31,
	2016	2015	2014
Net income attributable to Taro	$540,932	$484,257	$360,387
Other comprehensive loss
Foreign currency translation adjustments	(12,071)	(88,153)	(39,590)
Unrealized gain (loss) from marketable securities	11	83	(49)
Total other comprehensive loss attributable to Taro	(12,060)	(88,070)	(39,639)

Total comprehensive income attributable to Taro	$528,872	$396,187	$320,748

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
					Accumulated
				Additional	Other			Total Taro	Non-	Total
	Number of	Share		Paid-in	Comprehensive	Treasury	Retained	Shareholders'	controlling	Shareholders’
	Shares	Capital		Capital	Income (Loss)	Shares	Earnings	Equity	Interest	Equity
Balance at March 31, 2013	44,768	$680		$261,008	$16,743	$(1,329)	$609,245	$886,347	$4,614	$890,961
Exercise of options	24	—	*	1,411	—	—	—	1,411	—	1,411
Purchase of treasury stock	(1,960)	—		—	—	(192,999)	—	(192,999)	—	(192,999)
Comprehensive loss, net of tax:	—	—		—	(39,639)	—	—	(39,639)	—	(39,639)
Net income	—	—		—	—	—	360,387	360,387	472	360,859
Balance at March 31, 2014	42,832	$680		$262,419	$(22,896)	$(194,328)	$969,632	$1,015,507	$5,086	$1,020,593
Exercise of options	1	—	*	26	—	—	—	26	—	26
Comprehensive loss, net of tax:	—	—		—	(88,070)	—	—	(88,070)	—	(88,070)
Net income	—	—		—	—	—	484,257	484,257	577	484,834
Balance at March 31, 2015	42,833	$680		$262,445	$(110,966)	$(194,328)	$1,453,889	$1,411,720	$5,663	$1,417,383
Purchase of treasury stock	(67)	—		—	—	(9,450)	—	(9,450)	—	(9,450)
Comprehensive loss, net of tax:	—	—		—	(12,060)	—	—	(12,060)	—	(12,060)
Net income	—	—		—	—	—	540,932	540,932	339	541,271
Balance at March 31, 2016	42,766	$680		$262,445	$(123,026)	$(203,778)	$1,994,821	$1,931,142	$6,002	$1,937,144

*	Amount is less than $500

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2016	2015	2014
Cash flows from operating activities:
Net income	$541,271	$484,834	$360,859
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	14,848	15,798	16,567
Change in deferred charges and other assets	—	2	10
Impairment of long-lived assets	2,042	90	47
Accrued severance pay and other long-term liabilities, net	(53)	54	(230)
Loss on sale of long-lived assets	42	22	44
Realized loss (gain) on sale of marketable securities	32	(231)	(23)
Change in derivative instruments, net	(6,137)	5,483	4,181
Effect of exchange differences on inter-company balances	(2,268)	(18,167)	(11,670)
Foreign exchange effect of bank deposits	(5,510)	—	—
(Decrease) increase in long-term debt due to currency fluctuations	—	(1,030)	1,137
Deferred income taxes, net	(11,976)	(70,387)	(23,708)
Increase in trade receivables, net	(16,386)	(85,277)	(19,755)
Increase in other receivables, prepaid expenses and other	(3,509)	(3,508)	(1,557)
Increase in inventories, net	(19,013)	(7,027)	(10,697)
(Increase) decrease in other long term assets	(9)	242	64
(Increase) decrease in income tax receivables	(39,340)	17,623	(17,930)
(Decrease) increase in trade payables	(679)	(542)	1,804
(Decrease) increase in other accounts payable and accrued expenses	(6,194)	18,731	50,686
(Decrease) increase in income tax payables	(52,033)	50,078	7,815
Net cash provided by operating activities	395,128	406,788	357,644

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2016	2015	2014
Cash flows from investing activities:
Purchase of property, plant and equipment	(18,972)	(19,997)	(21,249)
Investment in other intangible assets	(134)	(158)	(4,555)
Proceeds from (investment in) other assets	35,000	(31,050)	—
Investment in short-term bank deposits, net	(220,102)	(43,344)	(120,648)
Proceeds from restricted bank deposits	199	28	7,203
(Investment in) proceeds from long-term deposits and other assets	(80,587)	2,112	(33,956)
(Investment in) proceeds from marketable securities, net	(135)	111	(100)
Proceeds from sale of long-lived assets	—	217	8
Net cash used in investing activities	(284,731)	(92,081)	(173,297)

Cash flows from financing activities:
Excess tax benefits from share-based payment arrangements	—	—	149
Proceeds from issuance of shares, net	—	26	1,262
Purchase of treasury stock	(9,450)	—	(192,999)
Repayment of long-term debt	(5,888)	(10,944)	(11,874)
Net cash used in financing activities	(15,338)	(10,918)	(203,462)
Effect of exchange rate changes on cash and cash equivalents	57	(32,115)	(8,202)
Increase (decrease) in cash and cash equivalents	95,116	271,674	(27,317)
Cash and cash equivalents at the beginning of the period	481,641	209,967	237,284
Cash and cash equivalents at the end of the period	$576,757	$481,641	$209,967

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$85	$1,014	$1,695
Income taxes	$192,964	$101,651	$117,409

Non-cash investing and financing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,744	$645	$1,714

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

Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and together with its affiliates, “Sun”), the Company’s majority shareholder, owns, or controls, 29,497,813, or 69.0%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 79.3% of the vote attributable to the share equity of the Company.  As of May 31, 2016, Sun owns, or controls 70.1% of the Company’s ordinary shares and it controls 80.1% of the voting power in the Company due to the additional ordinary shares repurchased by the Company (as described below).

In December 2013, the Company completed a modified “Dutch auction” tender offer whereby, an aggregate of 1,959,514 ordinary shares were purchased at the final purchase price of $97.50 per share, for an aggregate purchase price of approximately $193.0 million (including fees and expenses relating to the tender offer).  These shares are classified as treasury stock.

On October 1, 2015, Taro entered into a Share Purchase Agreement with EPIRUS Biopharmaceuticals, Inc. (“EPIRUS”) for all of the shares of Zalicus Pharmaceuticals Ltd. (“Zalicus”), including its product candidate Z944 and certain related assets, a novel, oral, T-type calcium channel modulator in development for the treatment of pain.  As a result of the sale, Taro paid CAD $5.0 million in cash and a non-interest bearing, limited recourse promissory note in the amount of CAD $5.0 million with a maturity date of July 1, 2017.  If Taro elects to repay the Promissory Note in cash and continue development of the Z944 Assets, EPIRUS will also be entitled to additional payments.  If Taro does not elect to repay the Promissory Note, the Z944 Assets are transferred back to EPIRUS.

TARO PHARMACEUTICAL INDUSTRIES LTD.

On March 15, 2016, the Company announced that its Board of Directors approved a $250,000 share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  The table below presents a summary of the ordinary shares repurchased by the Company and classified as treasury stock, as of May 31, 2016, in accordance with a 10b5-1 program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet Be Purchased Under the Program
March 17, 2016 - March 31, 2016	67,339	$140.30	67,339
April 1, 2016 - April 30, 2016	117,515	$141.46	184,854
May 1, 2016 - May 31, 2016	552,474	$134.86	737,328
Total	737,328	$136.41	737,328	$149,422

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

The Company’s most critical estimates are used in its determination of its sales incentives reserves, inventory reserves, income taxes, fixed assets, intangible assets, derivative instruments and contingencies.

b.	Financial statements in U.S. dollars:

A majority of the revenue of the Company and certain of its subsidiaries (exclusive of its Canadian, Irish, and U.K. subsidiaries – see below) is generated in U.S. dollars (“dollars”).  In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in dollars.  The Company’s management believes that dollars is the primary currency of the economic environment in which the Company and these subsidiaries operate.  Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar, requiring re-measurement from the local currency into dollars for each of these entities.  All exchange gains and losses resulting from the re-measurement are reflected in the Consolidated Statements of Operations as financial income or expense, as appropriate.

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

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”) owns 3.125% of the shares that have economic rights and has 50% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights.  In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct.  In May 2011, TDC renewed its commitment to the Company. TDC may terminate the agreement upon one year written notice and no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights.

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits.  Such deposits are stated at cost which approximates market value and are invested at an average interest rate of 1.17% and 0.93% for March 31, 2016 and 2015, respectively.

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

During the years ended March 31, 2016, 2015 and 2014, the Company did not own or sell any marketable securities previously impaired.

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

(3)

The Group accounts for costs of computer software developed or obtained for internal use in accordance with FASB ASC Subtopic 350-40, “Intangibles: Goodwill and Other – Internal-Use Software.”  FASB ASC Subtopic 350-40 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage.  As of March 31, 2016 and 2015, the Group capitalized approximately $4,500  and $4,510 of software costs, respectively.  Software costs are amortized using the straight-line method over their estimated useful life of 3 years.

j.	Lease of land from Israel Land Administration:

The Company leases several parcels of land from the Israel Land Administration (“ILA”), which is accounted for pursuant to FASB ASC Subtopic 840-20, “Leases – Operating Leases.”  The lease period of the industrial parcels ends between 2018 and 2060.  The Company has the right to extend each of the lease agreements for an additional period of 49 years. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel.  The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years).  A majority of the Company’s leases are in the beginning of the second 49 year period, and the remaining leases still in the first 49 year period have the option for the one additional lease period. The ownership of the land is not transferred at the end of the lease period and there is no option to buy the land at the end of such period.  The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value.  Since such leases do not qualify as a capital lease, they are being accounted for as operating leases.  The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

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

The Company determined the fair value of a reporting unit using the market approach which is based on the market capitalization by using the share price of the Company on the NYSE and an appropriate control premium.  As of March 31, 2016, the market capitalization of the Company was significantly higher than the net book value of the reporting unit and therefore there was no need to continue to step two.  Taro determined the goodwill was not subject to impairment as of March 31, 2016 and 2015.

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

FASB ASC 740, “Income Taxes,” contains a two-step approach to recognizing and measuring a liability for uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.  A liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740 amounting to $22,093 and $8,966 as of March 31, 2016 and 2015, respectively.

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

Debt issuance costs in respect to long-term debentures from institutional investors and bondholders are deferred and amortized under the effective interest method over the term of the debentures.  As of March 31, 2016, the Company did not have any debt issuance costs.

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with FASB ASC Topic 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset.  The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.  During the year ended March 31, 2016, the Company recorded a $2,042 impairment charge primarily related to certain intellectual property as the Company is no longer selling a certain product.  In the years ended March 31, 2015 and 2014, the Company recorded $90 and $47 impairment loss, respectively, related to the fixed assets of its Irish facility, which were included in discontinued operations.

o.	Comprehensive income:

The Company accounts for comprehensive income in accordance with FASB ASC Topic No. 220, “Comprehensive Income.”  This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.  The Company determined that its items of other comprehensive income relates to unrealized gains and losses on available for sale securities and foreign currency translation adjustments.  In accordance with the changes with the implementation of ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” and ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” the Company presents comprehensive income on the Consolidated Statements of Comprehensive Income which follow the Consolidated Statements of Operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

p.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock.  The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company may reissue treasury shares upon exercise of options.  When treasury stock is reissued, the Company accounts for their issuance in accordance with FASB ASC Subtopic 505-30, “Equity – Treasury Stock,” and charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings.  The purchase cost is calculated based on the specific identification method.  The Company did not reissue treasury shares during the year ended March 31, 2016.

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

Research and development expenses are charged to expense as incurred.  Payments made for research and development services prior to the services being rendered are recorded as prepaid expenses on our consolidated balance sheet and expensed as provided.

s.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred.  The Company did not earn any grants during the years ended March 31, 2016, 2015 and 2014.

t.	Advertising expenses:

The Group expenses advertising costs as incurred.  Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers.  Advertising expenses were $15,504, $8,370, and $9,787 for the years ended March 31, 2016, 2015 and 2014, respectively.

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

In accordance with FASB ASC Subtopic 605-45, “Revenue Recognition – Principal Agent Considerations,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense.  Freight, distribution costs, and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $11,540, $10,900, and $10,800 for the years ended March 31, 2016, 2015 and 2014.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

y.	Accounting for share-based compensation:

The Company recognizes compensation expense in accordance with FASB ASC Topic 718, “Compensation: Stock Compensation,” for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.  FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  Estimated forfeitures are based on actual historical pre-vesting forfeitures.  Upon the adoption of FASB ASC Topic 718, the expected life of the option is estimated using the “simplified” method as provided in Staff Accounting Bulletin (“SAB”) 107.  Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option.  On December 21, 2007, the SEC issued SAB No. 110 (“SAB 110”), codified as Topic 14.D.2 which, effective January 1, 2008, amends and replaces SAB 107.  The Company adopted SAB 110 effective January 1, 2008; however, for the years ended March 31, 2016, 2015 and 2014, the Company did not grant any options.

z.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits and trade receivables.  Cash and cash equivalents and bank deposits are principally invested in major banks in Israel, the United States, Europe, Canada and the Cayman Islands.  Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Management believes that the financial institutions that hold the Group’s cash and cash equivalents and bank deposits are financially sound and that low credit risk therefore exists with respect to these financial instruments.  These deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel.  At March 31, 2016, three different customers represented approximately 39.6%, 21.6% and 12.7% of the Company’s trade accounts receivable.  The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth.  The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

aa.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term bank deposits, trade and other receivables and trade and other payables approximate their fair value, due to the short-term maturities of these instruments.

The carrying amount of long-term bank deposits approximates their fair value because such deposits bear market interest rates.

The carrying amounts of the Group’s borrowing arrangements under its debt agreements approximate their fair value since the loans bear interest at rates that approximate the Group’s incremental borrowing rates for similar types of borrowing arrangements.  As of March 31, 2016, the Company did not have any amounts outstanding under borrowing arrangements.

The fair value of currency and interest rate contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.  As of March 31, 2016, the Company did not have any outstanding currency or interest rate contracts.

bb.	Accounting for derivatives:

FASB ASC Topic 815, “Derivatives and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities at fair value, in the statement of financial position.  The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.  For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.  For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged.  For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged.  The designation is based upon the nature of the exposure being hedged.  At March 31, 2016 and 2015, no derivative instruments were designated as hedging instruments.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income, net in the Consolidated Statement of Operations during the period of change with the cash flows reported on the Consolidated Statements of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  At March 31, 2016, no derivative instruments were outstanding.

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

ee.	Impact of recently issued accounting standards:

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No.2016-02, “Leases (Topic 842).” The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (early adoption is permitted).  The adoption of ASU 2016-02 is not expected to have a material impact on the Company’s financial position or results of operations.

In November 2015, the FASB issued ASU No.2015-17, “Income Taxes (Topic 740).” The amended guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company is currently evaluating the potential effect of the adoption of ASU 2015-17 on our financial position and results of operations.

In September 2015, the FASB issued ASU No.2015-16, “Business Combinations (Topic 805).”  The guidance requires entities to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined.  Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date.  The provisions of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (early adoption is permitted), and should be applied prospectively.  The adoption of ASU 2015-16 is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2015, the FASB issued ASU No.2015-11, “Inventory (Topic 330).” The amended guidance requires inventory to be measured at the lower of cost and net realizable value instead of at lower of cost or market. This guidance does not apply to inventory that is measured using last-in, first out (LIFO) or the retail inventory method but applies to all other inventory including those measured using first-in, first-out (FIFO) or the average cost method. The authoritative guidance will be effective in the first quarter of fiscal 2018 and should be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual reporting period.  The Company is currently evaluating the potential effect of the adoption of ASU 2015-11 on our financial position and results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements.”  The amendments in this update cover a wide range of Topics in the Codification. Transition guidance varies based on the amendments in this update. The amendments in this update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.  Early adoption is permitted, including adoption in an interim period.  All other amendments will be effective upon the issuance of this update.  The adoption of the amendments requiring transition guidance is not expected to have a material impact on the Company’s financial position or results of operations.  The adoption of the amendments effective upon issuance of ASU No.2015-10 did not have a material impact on the Company’s financial position or results of operations.

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).”  The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers.  Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016), as a result of the FASB announcing a one year deferral. The Company is currently evaluating the potential effect of the adoption of ASU 2014-09 on our financial position and results of operations.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.”  The guidance amends the definition of discontinued operations to limit the disposals that may be reported as discontinued operations. To be reported as discontinued operations, a disposal must be a result of a change in an entity’s strategy and have a major effect on the entity’s operations and financial results.  The amendments also expand the disclosures required for discontinued operations to include additional information about the assets, liabilities, revenues, expenses, and cash flows of the discontinued operation. If a disposal does not qualify as discontinued operations under the amended guidance, the entity must disclose the disposal’s pretax profit or loss.  The amendments in this update will be effective prospectively for annual periods beginning on or after December 15, 2014, and interim periods within those years.  The adoption of ASU No. 2014-08 did not have a material impact on the Company’s financial position or results of operations.

NOTE 3: — SHORT-TERM INVESTMENTS

a.	The following is a summary of marketable securities which are classified as available-for-sale:

	March 31,
	2016			2015
	Amortized	Unrealized	Market	Amortized	Unrealized	Market
	cost	gain	value	cost	gain	value
Available-for-sale:
Government debentures	$3,561	$11	$3,572	$3,375	$83	$3,458

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	The estimated fair value of available-for-sale investments as of March 31, 2016 and 2015 by contractual maturity, are as follows:

	March 31,
	2016		2015
		Market		Market
	Cost	Value	Cost	Value
Available-for-sale government debentures:
Matures in less than five years	$708	$599	$486	$435
Matures in more than five years	2,853	2,973	2,889	3,023
	$3,561	$3,572	$3,375	$3,458

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following table summarizes the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2016	2015
Trade accounts receivable, gross	$530,010	$459,774

Reserves for sales deductions:
Chargebacks	(126,729)	(64,119)
Customer rebates	(67,188)	(79,115)
Other sales deductions	(97,328)	(93,954)
Allowance for doubtful accounts	(154)	(159)
Trade accounts receivable, net	$238,611	$222,427

b.	Other receivables and prepaid expenses:

	March 31,
	2016	2015
Deferred income taxes	$212,222	$199,908
Government authorities	41,449	1,260
Prepaid expenses	9,817	7,988
Interest receivable	3,514	3,574
Advances to suppliers	3,108	2,690
Note receivable	—	35,000
Other	614	491
	$270,724	$250,911

NOTE 5: — SALES INCENTIVES

When the Company recognizes and records revenue from the sale of its pharmaceutical products, it records an estimate in the same financial reporting period for product returns, chargebacks, rebates and other sales deductions, which are reflected as reductions of the related gross revenue.  The Company regularly monitors customer inventory information at its 3 largest wholesale customers to assess whether any excess product inventory levels may exist.  The Company reviews this information together with historical product and customer experience, third-party prescription data, industry and regulatory changes and other relevant information and revises its estimates as necessary.

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

Product returns:

Consistent with industry practice, the Company generally offers its customers the right to return inventory within 3 to 6 months prior to product expiration and up to 12 months thereafter (the “return period”).  Product returns are identified by their manufacturing lot number.  Because the Company manufactures in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a 1-to-3 month period.  As a result, although the Company cannot associate a product return with the actual shipment in which such lot was included, the Company can reasonably estimate the period (in months) over which the entire lot was shipped and sold.  The Company uses this information to estimate the average time period between lot shipment (and sale) and return for each product, which the Company refers to as the “return lag.”  The shelf life of most of the Company’s products ranges between 18-36 months.  Because returns of expired products are heavily concentrated during the return period, and given the Company’s historical data, it is able to reasonably estimate return lags for each of its products.  These return lags are periodically reviewed and updated, as necessary, to reflect the Company’s best knowledge of facts and circumstances.  Using sales and return data (including return lags), the Company determines a rolling average monthly return rate to estimate its returns reserve.  The Company supplements this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, the Company’s planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of the returns reserve.  The Company continuously monitors factors that could affect its estimates and revises the reserves as necessary.  The Company’s estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2016, 2015, and 2014:

For the year ended March 31, 2016
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(64,119)	$(1,032,248)	$969,638	$(126,729)
Rebates and Other	(173,228)	(439,654)	448,212	(164,670)
Total	$(237,347)	$(1,471,902)	$1,417,850	$(291,399)

Current Liabilities
Returns	$(109,765)	$(25,228)	$41,073	$(93,920)
Other (2)	(55,317)	(100,570)	95,459	(60,428)
Total	$(165,082)	$(125,798)	$136,532	$(154,348)

For the year ended March 31, 2015
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(46,919)	$(772,584)	$755,384	$(64,119)
Rebates and Other	(136,449)	(443,797)	407,018	(173,228)
Total	$(183,368)	$(1,216,381)	$1,162,402	$(237,347)

Current Liabilities
Returns	$(64,144)	$(85,990)	$40,369	$(109,765)
Other (2)	(43,186)	(73,768)	61,637	(55,317)
Total	$(107,330)	$(159,758)	$102,006	$(165,082)

For the year ended March 31, 2014
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(22,792)	$(310,355)	$286,228	$(46,919)
Rebates and Other	(94,411)	(311,405)	269,367	(136,449)
Total	$(117,203)	$(621,760)	$555,595	$(183,368)

Current Liabilities
Returns	$(49,701)	$(47,209)	$32,766	$(64,144)
Other (2)	(27,697)	(63,780)	48,291	(43,186)
Total	$(77,398)	$(110,989)	$81,057	$(107,330)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes indirect rebates and amounts due to customers

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Chargebacks at March 31, 2016, increased by $62,610 compared to March 31, 2015.  This increase is primarily attributable to an increase in the shift to indirect sales to wholesalers from direct sales to the large retailers.

NOTE 6: — INVENTORIES

	March 31,
	2016	2015
Finished goods	$60,249	$47,122
Raw and packaging materials	48,329	43,383
Work in progress	26,756	26,680
Other	3,219	3,087
	$138,553	$120,272

As of March 31, 2016 and 2015, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $16,627 and $16,031, respectively.

As of March 31, 2016 and 2015, there were no pledges of inventory.

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2016	2015
Cost:
Land	$7,667	$8,454
Buildings	151,054	147,293
Leasehold improvements	2,299	2,289
Machinery and equipment	176,852	173,981
Computer equipment	29,112	28,308
Motor vehicles	232	235
Furniture, fixtures and office equipment	9,355	9,006
	376,571	369,566
Accumulated depreciation and impairment charges:
Buildings	$54,440	$55,037
Leasehold improvements	1,326	1,216
Machinery and equipment	125,822	125,484
Computer equipment	27,568	27,017
Motor vehicles	200	185
Furniture, fixtures and office equipment	7,756	7,582
	217,112	216,521
Depreciated cost	$159,459	$153,045

b.	Depreciation expenses were $11,901, $12,480, and $12,950 for the year ended March 31, 2016, 2015 and 2014, respectively. For related impairment charges, see Note 2.n.
c.

Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,417 and $16,832 as of March 31, 2016 and 2015.  There were no additional capitalized interest and other costs as of March 31, 2016 and 2015.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

d.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,500 and $4,510 as of March 31, 2016 and 2015, respectively.
e.	As for pledges – see Note 14.

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2016	2015
Cost:
Product and distribution rights	$77,379	$77,433
Deferred charges in respect of debentures from institutional investors	—	193
Other deferred costs	1,541	1,541
	78,920	79,167
Accumulated amortization and impairment charges:
Product and distribution rights	67,003	64,229
Impairment	2,042	—
Deferred charges in respect of debentures from institutional investors	—	193
Other deferred costs	1,541	1,541
	70,586	65,963
	$8,334	$13,204

b.	Amortization expenses related to product and distribution rights were $2,947, $3,318and $3,617 for the years ended March 31, 2016, 2015 and 2014, respectively.
c.	As of March 31, 2016, the estimated amortization expense of product and distribution rights for 2017 to 2021 is as follows: 2017—$2,241; 2018—$1,779; 2019—$360; 2020—$341; 2021—$294.
d.	The weighted-average amortization period for product rights is approximately 5 years.
e.	During the year ended March 31, 2016, the Company recorded a $2,042 impairment charge primarily related to certain intellectual property as the Company is no longer selling a certain product.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 9: —OTHER ASSETS

	March 31,
	2016	2015
Prepayment of land leased from Israel Land Administration (1)	$14,038	$14,273
Intangible assets and deferred costs, net	8,334	13,204
Goodwill	7,198	7,206
Deferred income taxes	4,007	4,153
Severance pay fund (2)	1,873	1,770
Other	356	112
	$35,806	$40,718

Certain prior year amounts have been reclassified to conform to current year presentation.

(1)

The ILA lease agreements are standard agreements covering substantial portions of the land of Israel.  The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years).  ).  A majority of the Company’s leases are in the beginning of the second 49 year period, and the remaining leases still in the first 49 year period have the option for the one additional lease period. This amount was prepaid.  See Note 2.j.

(2)

Under Israeli law, the Company and its Israeli subsidiary are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances.  Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel.  These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations.  See Note 12.b.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees.  Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits.  The subsidiaries’ matching contribution to the plan was $958, $976 and $1,075 for the years ended March 31, 2016, 2015 and 2014, respectively.

	Years ended March 31,
	2016	2015	2014
Pension, retirement savings and severance expenses	$5,217	$5,979	$6,140

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

In September 2005, the Company entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%.  In December 2015, the Company repaid the full outstanding balance of the mortgage and interest rate swap.  At March 31, 2016 and March 31, 2015, the fair market value of the swap was a liability of $0 and $655, respectively, and was recorded in other long-term liabilities on the consolidated balance sheet.  The Company recorded a net (loss) gain of $(6), $(150) and $68 within financial income, net for the years ended March 31, 2016, 2015 and 2014, respectively.  These amounts include an unrealized gain of $147 and $404 for the years ended March 31, 2015 and 2014, respectively.  For March 31, 2016 there was a realized gain of $180.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	Currency exchange rates:

The Company manages its exposure to debt obligations denominated in currencies other than its functional currency by opportunistically using cross-currency swaps to convert its foreign currency debt payments into its functional currency. These cross-currency swaps were not designated as hedges and changes in fair value of these derivatives are reflected in earnings.

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2015	(1.01%)	1.20%	14.04%	14.41%	3.98	1.27
3/31/2016	(0.71%)	1.27%	(5.28%)	2.36%	3.77	1.30

(1)	Per Bank of Israel
(2)	Per Bank of Canada

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%.  At the same time, the Company entered into a USD/NIS, 5-year, CPI-adjusted currency swap in which it received, at the end of the period, the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and paid $47,190 plus a fixed rate of 5.9%.  This swap matured on November 28, 2008, and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap.  In accordance with this swap agreement, the Company received NIS 201,270 in 6 annual payments (equivalent of the remaining debt balance as of November 28, 2008), which was linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance.  The Company was required to pay $51,344 plus a fixed rate of 6.59%.  These loans and the related swap matured in November 2014 and were retired.  The Company recorded a net (loss) gain of $0, ($1,117) and $1,025 within financial income, net for the years ended March 31, 2016, 2015 and 2014, respectively, related to its swap arrangements.

In October 2011, the Company began entering into separate forward contracts to offset the variability of our cash flows in the U.S. dollars due to changes in the NIS and the Canadian dollar.  As of March 31, 2016, the Company did not have any forward contracts in place to purchase either the NIS or Canadian dollar.  However, the Company settled contracts to purchase the NIS totaling $26,167 throughout the year and recorded a net (gain) loss of ($813), $4,590 and ($2,190) for the years ended March 31, 2016, 2015 and 2014, respectively.  The Company also settled contracts to purchase the Canadian dollar totaling $24,900, through the year and recorded a net (gain) loss of ($3,413), $901and $4,421, for the years ended March 31, 2016, 2015 and 2014, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and 2015 were as follows:

	March 31, 2016		March 31, 2015
	Quoted Market Prices of Identical	Significant Other Observable	Quoted Market Prices of Identical	Significant Other Observable
	Assets (Level 1)	Inputs (Level 2)	Assets (Level 1)	Inputs (Level 2)
Assets
Marketable securities	$3,572	$—	$3,458	$—
Liabilities
Interest rate swap	$—	$—	$—	$655
Forward contracts	—	—	—	5,449
	$—	$—	$—	$6,104

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2016	2015
Returns reserve	$93,920	$109,765
Medicaid and indirect rebates	48,090	43,202
Accrued income taxes	23,509	75,384
Employees and payroll accruals	19,131	18,264
Accrued expenses	17,244	16,999
Due to customers	12,338	12,115
Royalties	6,247	4,251
Deferred revenue	799	79
Legal and audit fees	621	329
Deferred taxes	283	261
Derivative instruments	—	5,449
Settlements and loss contingencies	—	540
Other	4,427	2,975
	$226,609	$289,613

b.	Other long-term liabilities:

	March 31,
	2016	2015
Accrued severance pay	$1,842	$1,712
Deferred revenue	1,326	983
Interest rate swap	—	655
Other	27	130
	$3,195	$3,480

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 13: — LONG-TERM DEBT

a.	Composed as follows:

	March 31,
	2016	2015
Mortgage for U.S. headquarters facility (1)	$—	$5,888
Less: current maturities	—	912
	$—	$4,976

(1)

In September 2005, the Company entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%.  In December 2015, the Company repaid the full outstanding balance of the mortgage and interest rate swap.  The Company guaranteed these obligations.  The mortgage on the New York facility was $0 and $5,888 as of March 31, 2016 and 2015, respectively, as the mortgage, and interest rate swap, were fully repaid December 2015.  The mortgage was for an original term of 15 years, bearing interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90.  At March 31, 2016 and 2015, the debt service coverage ratio was 0 and 2.30, respectively.  The interest rate of this mortgage was effectively fixed at 6.16%, as the Company had an interest rate swap in place which was concurrent with the 15-year term of the mortgage.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:

	Weighted-Average Interest Rate		Amount
	March 31,		March 31,
	2016	2015	2016	2015
In, or linked to, U.S. dollars (1)	—	1.43%	$—	$5,888
			$—	$5,888

(1)	See Note 13 a (1) above. See Note 10.a.

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

	March 31,
	2016	2015
Mortgage for U.S. headquarters facility	$—	$5,888

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 15: — COMMITMENTS AND CONTINGENT LIABILITIES

a.

Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2020. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31,
2016
3/31/2017	$1,522
3/31/2018	909
3/31/2019	531
3/31/2020	305
3/31/2021	127
$3,394

Total rent expenses were $2,442, $2,576 and $3,245 for the years ended March 31, 2016, 2015 and 2014, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants.  The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.  The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar.  Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars).  As of March 31, 2016 and 2015, the aggregate contingent liability to the OCS was $11,919 and $11,624, respectively.

Royalty payments to the OCS were $86, $38 and $0 for the years ended March 31, 2016, 2015 and 2014, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

On August 10, 2015, the Company received a Paragraph IV certification notice letter indicating that Perrigo UK Finco Limited Partnership (“Perrigo UK”) had submitted an ANDA to the FDA seeking approval to manufacture and sell a generic version of Topicort® topical spray prior to expiration of the Company’s U.S. Patent Nos. 8,277,780 (the “’780 Patent”), expiring on April 23, 2028 and 8,1715,624 (the “624 Patent”), expiring on May 26, 2026, and prior to the expiration of U.S. Patent No. 5,990,100 (the “’100 Patent”), expiring March 24, 2018, to which the Company has a license. On September 22, 2015, the Company filed a patent infringement suit against Perrigo UK in the U.S. District Court for the District of Delaware, alleging that Perrigo UK’s ANDA infringes the ‘780 and ‘624 patents. This lawsuit resulted in a 30 month stay preventing FDA approval of Perrigo UK’s ANDA, and was consolidated with the Perrigo lawsuit described above on November 12, 2015.  The trial was set for February 6, 2017, however the parties reached a settlement outside of Court on May 21, 2016.

2.	Other Legal Actions:

On November 19, 2013, a number of minority shareholders of the Company commenced litigation in Israel, seeking to invalidate certain resolutions that were adopted at the annual general meeting of the Company held on September 12, 2013. This litigation challenged the adoption of these resolutions by claiming the Company did not take proper steps to ensure that the majority vote in favor of these resolutions also included a majority of those shareholders who had no “personal interest” in the resolutions (as required by the Israeli Companies Law). These shareholders also raised other claims regarding the resolutions adopted at that meeting, such as the validity of the compensation policy approved by the shareholders. Since this litigation was filed, these resolutions were ratified at an extraordinary general meeting held on March 27, 2014.  On August 10, 2014, the claimants filed an amended complaint requesting that the resolutions passed at the extraordinary general meeting be voided and further contending that under Israeli law shareholders must identify themselves in order to be considered “disinterested” and reiterated their arguments against the validity of the terms of the compensation policy and the remuneration of officers approved by the shareholders.  On February 23, 2016, the District Court issued a decision denying the claim and ruling that the resolutions had been duly adopted.  The decision also clarified certain requirements for the solicitation of proxies by Israeli corporations with securities listed on non–Israeli exchanges.  Subsequent to the District Court’s decision the plaintiffs voluntarily dropped the balance of their claims and the matter has now been fully resolved.

Taro has been a defendant in 2 actions brought against various pharmaceutical manufacturers in the States of Utah and Louisiana. The actions relate to drug price reporting by these manufacturers. In addition, Taro received an investigative demand that also relates to drug price reporting from Texas in August 2012. In May 2008, the State of Utah filed a lawsuit against the Company and a number of other pharmaceutical manufacturers and in November 2010, the State of Louisiana filed a lawsuit in state court against the Company and a number of other pharmaceutical manufacturers. Generally speaking, the lawsuits allege that the defendants caused the State to overpay pharmacies under the State Medicaid Program by reporting inflated Average Wholesaler Prices (“AWP”).  The Utah trial court dismissed the case with prejudice in February 2010. However, in March 2010, the plaintiff appealed the decision and the Utah Supreme Court issued its decision in June 2012. The ruling generally affirmed that the complaint by the plaintiff is inadequate and the State was given leave by the court to re-plead its case, which it did. The defendants subsequently filed a motion to dismiss, which was denied.  The Company settled the Louisiana action for $6.1 million in September 2013.  In July 2014, the Company reached a settlement with the State of Texas in connection with the investigative demand it received, in the amount of $19.8 million.  The Company settled the Utah action for $ 1.5 million in September 2015.

A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as a result of their military service which included diving in the Kishon River near Haifa Bay. In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits. On June 17, 2013, the court dismissed the lawsuits and ruled that the plaintiffs were unable to prove that their exposure to dangerous substances in the Kishon River water was the cause of their illnesses.  The hearing of the lawsuits filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River was dismissed by the court on November 3, 2013.  The plaintiffs subsequently appealed the matter to the Israel Supreme Court.  On September 24, 2015, the Israel Supreme Court dismissed the appeal and the matter has now been fully resolved.

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

On April 29, 2011, the Board ratified a collective bargaining agreement dated as of April 6, 2011 (the “Collective Bargaining Agreement”) among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees. The Collective Bargaining Agreement has a term of five years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term. The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. The Company is currently negotiating a renewal of the Collective Bargaining Agreement.

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
1.

The Company’s 1999 Stock Incentive Plan (“1999 plan”) provided for the issuance of incentive stock options, non-qualified stock options, or stock appreciation rights to key employees and associates of the Group.

The options were substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted could not exceed 2,100,000 and none of the options granted included stock appreciation rights.  The options were granted to employees and associates, had a four to five-year graded vesting term and expired 10 years after the date of the grant.  Each option entitled its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments).  The Company issued new shares to employees exercising their stock options.  As of March 31, 2016, no options were outstanding.  No further options in respect of the 1999 plan are available for future grants.  There were 0, 1,000, and 23,700 options exercised in the years ended March 31, 2016, 2015 and 2014, respectively, with a total intrinsic value of approximately $0, $85, and $557, respectively.

d.	Dividends:

The Company may declare and pay dividends from retained earnings. For restrictions on dividend distribution, see Note 17.c.

e.	Net income per share:

	Year ended March 31, 2016			Year ended March 31, 2015			Year ended March 31, 2014
	Net income			Net income			Net income
	attributable to Taro	Shares	Per Share	attributable to Taro	Shares	Per Share	attributable to Taro	Shares	Per Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount
Basic EPS:	$540,932	42,832,241	$12.62	$484,257	42,833,533	$11.31	$360,387	44,276,003	$8.14

Effect of dilutive securities:
Stock options	—	—	—	—	217	—	—	3,121	—
Diluted EPS:	$540,932	42,832,241	$12.62	$484,257	42,833,750	$11.31	$360,387	44,279,124	$8.14

f.

As of March 31, 2016, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of ($123,220) and unrealized gain from available for sale securities of $194.  As of March 31, 2015, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of ($111,149) and unrealized gain from available for sale securities of $183.

NOTE 17: — INCOME TAXES

a.	Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to income tax at the rate of 26.5%, 26.5% and 25% for the fiscal years ended March 31, 2016, 2015 and 2014, respectively.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and, as such, is entitled to certain income tax benefits, mainly increased depreciation rates in respect of machinery and equipment (as prescribed by regulations published under the Inflationary Adjustments Law) and the right to claim public issuance expenses, amortization of acquired patents and other intangible property rights as deductions for tax purposes.

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

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises.  In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest.  As of March 31, 2016, management believes that the Company complied with all of the aforementioned requirements.

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

Dividends paid by a company, the source of which is income derived from the Approved Enterprise accrued during the benefits period, are generally subject to withholding tax at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends were paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

For the years ended March 31, 2016 and 2015, income not eligible for Approved and/or Benefited Enterprise benefits is taxed at the regular corporate income tax rate.

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

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in U.S. dollars in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income).  Such an election was binding to the Company for three years.  Accordingly, commencing taxable year 2003, results for tax purposes are measured in U.S. Dollar terms.  After the initial three-year term, the Company must make the election on an annual basis.  Through taxable year 2015, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

f.	Income from continuing and discontinued operations before income taxes is comprised of the following:

	Year ended March 31,
	2016	2015	2014
Domestic (Israel)	$290,946	$250,979	$190,233
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	345,638	329,914	253,355
Income from continuing and discontinued operations before taxes	$636,584	$580,893	$443,588

g.	Taxes on income are comprised of the following:

	Year ended March 31,
	2016	2015	2014
Current taxes	$66,785	$166,466	$106,561
Prior years' taxes (benefits)	2,540	(20)	(124)
Deferred income taxes (benefits)	25,988	(70,387)	(23,708)
	$95,313	$96,059	$82,729

Domestic	$34,254	$25,881	$16,852
Foreign	61,059	70,178	65,877
	$95,313	$96,059	$82,729

Included within current and deferred income tax expense are benefits relating to research and development tax credits at Taro Canada of $884, $909 and $1,439 for the years ended March 31, 2016, 2015 and 2014, respectively.  Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

As a result of the Zalicus acquisition and subsequent amalgamation of Zalicus with the Company, the Company recognized approximately $36,000 of tax loss carryforwards and investment tax credits in the year ended March 31, 2016.

Included within current and deferred income tax expense are benefits relating to state tax credits at Taro U.S.A. of $79 for the year ended March 31, 2016.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

h.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2016	2015	2014
Statutory tax rate (In Israel)	26.5%	26.5%	25.0%

(Decrease) increase in effective tax rate due to:
Tax benefits from reduced tax rates under benefit programs	(6.0%)	(7.0%)	(5.0%)
Utilization of net operating losses	(5.0%)	0.0%	0.0%
Different tax rates applicable to non-Israeli subsidiaries	(2.5%)	(4.0%)	(2.0%)
Uncertain tax positions, net	1.5%	1.0%	1.0%
Taxes from prior years	0.5%	0.0%	0.0%
Effective consolidated tax rate	15.0%	16.5%	19.0%

i.	Current taxes are calculated at the following rates:

	Year ended March 31,
	2016	2015	2014
On Israeli operations (not including “Approved Enterprise”)	26.5%	26.5%	25.0%
On U.S. operations *	35.2%	35.5%	35.0%
On Canadian operations *	25.0%	25.0%	25.0%
On U.K. operations *	20.0%	21.0%	23.0%
On Ireland operations *	12.5%	12.5%	12.5%

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

	March 31,
	2016	2015
Deferred tax assets:
Net operating loss carryforward	$11,322	$10,379
Deferred revenue	39,153	34,834
Property, plant, and equipment	908	921
Accrued expenses	141,524	131,524
Bad debt allowance	36	39
Amortization and impairment	5,218	5,406
Other, net	29,885	32,259
Total deferred tax assets	228,046	215,362
Valuation allowance for deferred tax assets	(11,817)	(11,301)
Net deferred tax assets	216,229	204,061
Deferred tax liabilities:
Property, plant, and equipment	(2,203)	(1,901)
Other, net	(312)	(261)
Total deferred tax liabilities	(2,515)	(2,162)
Net deferred tax assets	$213,714	$201,899
Domestic	$18,338	$12,721
Foreign	195,376	189,178
	$213,714	$201,899

The deferred income taxes are presented on the consolidated balance sheets as follows:

	March 31,
	2016	2015
Among current assets (“other receivables and prepaid expenses”)	$212,222	$199,908
Among other assets ("long-term deferred income tax assets")	4,007	4,153
Among short-term liabilities	(283)	(261)
Among long-term liabilities	(2,232)	(1,901)
	$213,714	$201,899
k.	Carryforward tax losses:
1.	The Company:

As of March 31, 2016, the Company has no carryforward net operating losses.  As of March 31, 2016, the Company has carryforward capital losses of approximately $74,000.  Such losses can only be used to offset capital gains.

2.	Canadian subsidiary:

As of March 31, 2016, this subsidiary has no carryforward losses.

3.	U.K. subsidiary:

As of March 31, 2016, this subsidiary has carryforward tax losses of $10,520, which may be carried forward and offset against taxable income for an indefinite period in the future.  As discussed in Note 2.u, there is a full valuation allowance provided against these losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

4.	Irish subsidiary:

As of March 31, 2016, this subsidiary has carryforward losses of $70,423.  Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines.  As discussed in Note 2.u, a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of March 31, 2016, this subsidiary has no carryforward tax losses.

6.	Hungarian subsidiary:

As of March 31, 2016, this subsidiary has no carryforward losses.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.
m.

At March 31, 2016, deferred income taxes were not provided for on a cumulative total of $1,053,078 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.  Taro Canada intends to invest these earnings indefinitely in its operations.

n.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.
o.	Tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2009.  In March 2016, the Israel tax authorities issued a tax assessment for the period January 1, 2010 through March 31, 2014, in the amount of $40,307.  The Company has consulted with its tax advisors and believes it has strong grounds to overturn the majority of this tax assessment on appeal.  The Company’s tax advisors believe the appeal process could take several years to complete.  The Company may be subject to examination by the Israeli tax authorities for years ending 3/31/2015 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

The Company completed its tax assessments with the U.S. tax authorities for the years through March 31, 2014.  The Company’s tax provision was inadequate to satisfy these assessments and an additional $2,034 was included in current tax expense.  The Company may be subject to examination by the U.S. tax authorities for the years ending March 31, 2015 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination related to these years.

The Company completed its tax assessments with the Canadian tax authorities for the years through 2011.  The Company’s tax provision was materially adequate to satisfy these assessments.  Taro Canada remains subject to examination by the Canadian tax authorities for years after 2011.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

p.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income Taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.m and Note 2.u).

	March 31,
	2016	2015	2014
Unrecognized tax exposure at beginning of year	$8,966	$6,858	$6,634
Increases as a result of positions taken in prior period	6	129	146
Increases (decreases) as a result of positions taken in prior period	4,393	(462)	(1,815)
Increases as a result of positions taken in current period	8,728	2,501	1,893
Decreases due to settlements with tax authorities	—	(60)	—
Unrecognized tax exposure at end of year	$22,093	$8,966	$6,858

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The total amount of interest and penalties recognized on the consolidated statement of operations for the years ended March 31, 2016, 2015 and 2014, were $759, ($230), and $751, respectively.  The total amount of interest and penalties recognized on the consolidated balance sheets at March 31, 2016 and 2015 were $1,293 and $550, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $22,093 and $8,966 at March 31, 2016 and 2015, respectively.

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

	Years ended March 31,
	2016	2015	2014
Sales by location of customers :
United States	$865,224	$777,191	$669,481
Canada	56,605	55,452	56,718
Israel	22,963	22,157	22,917
Other	5,959	8,144	10,169
	$950,751	$862,944	$759,285

Selling, marketing, general and administrative expenses:
Selling and marketing	$43,574	$44,617	$46,343
Advertising	15,504	8,370	9,787
General and administrative *	33,287	34,657	35,603
Settlements and loss contingencies	973	(4,200)	2,590
	$93,338	$83,444	$94,323
* Including provision for doubtful accounts	$(5)	$16	$25

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$473	$928	$1,515
Income in respect of deposits	(13,077)	(10,605)	(6,683)
Expenses in respect of short-term credit	—	—	1
Foreign currency transaction gains	(7,068)	(41,634)	(7,118)
	$(19,672)	$(51,311)	$(12,285)

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

	Israel	Canada*	U.S.A.	Other	Consolidated
Year ended March 31, 2016 and as of
March 31, 2016
Sales to unaffiliated customers **	$22,963	$56,605	$865,224	$5,959	$950,751
Long-lived assets ***	$92,284	$49,936	$32,771	$—	$174,991
Year ended March 31, 2015 and as of
March 31, 2015
Sales to unaffiliated customers **	$22,157	$55,452	$777,191	$8,144	$862,944
Long-lived assets ***	$88,804	$46,876	$36,755	$1,020	$173,455
Year ended March 31, 2014 and as of
March 31, 2014
Sales to unaffiliated customers **	$22,917	$56,718	$669,481	$10,169	$759,285
Long-lived assets ***	$90,676	$44,165	$39,140	$1,325	$175,306

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer’s location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.
b.

For the year ended March 31, 2016, the Company had net sales to three different U.S. customers of 20.0%, 14.1%, and 14.0% of consolidated net sales.  For the year ended March 31, 2015, the Company had net sales to three different customers of 18.0%, 14.1%, and 10.3% of consolidated net sales.  For the year ended March 31, 2014, the Company had net sales to three different customers of 20.4%, 17.3% and 13.4% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2016, 2015 and 2014, were as follows:

	Year ended March 31,
Category	2016	2015	2014
Dermatological and topical	66%	66%	73%
Neuropsychiatric	20%	16%	14%
Cardiovascular	8%	8%	6%
Anti-inflammatory	3%	5%	4%
Other	3%	5%	3%
Total	100%	100%	100%

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 20: — DISCONTINUED OPERATIONS

a.

During 2010, the Company’s management decided to sell its Irish facility. The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated Statements of Operations.

b.	The following is the detail of discontinued operations:

	Year ended March 31,
	2016	2015	2014
Sales, net	$—	$—	$—
Cost of sales	(178)	(276)	(220)
Gross loss	(178)	(276)	(220)
Operating expenses:
Research and development	(18)	(2)	—
Selling, marketing, general and administrative	(141)	(167)	(182)
Operating loss	(337)	(445)	(402)
Financial income (expenses), net	65	(347)	162
Other income, net	36	2	2
Loss before income taxes	(236)	(790)	(238)
Tax benefit (expense)	—	3	(81)
Net loss from discontinued operations	$(236)	$(787)	$(319)

NOTE 21: — RELATED PARTY TRANSACTIONS

In addition to Sun controlling 79.3% of the voting power in the Company as of March 31, 2016, the Company has substantial relationships with Sun.  Certain of Taro’s Board members are also on Sun boards of directors, including Taro’s Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain of Taro’s officers and executives are also executives of Sun.

Arrangements with Sun

Since 2013, Taro has entered into various commercial transactions, including product distribution and service agreements with Sun in the ordinary course of our business. The Company does not currently deem any of these transactions material or unusual and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties. Additionally, pursuant to Israeli requirements, each of the transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary, as defined in the Israeli Companies Law and therefore did not require shareholder approval. The Audit Committee further determined the approval requirements for the different types of transactions.

In April 2016, Sun and Taro affiliates entered into a services arrangement (the “Services Agreement”) that is intended to allow the companies to share the services of certain employees of the respective companies involved in certain North American management and operations in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), Management, Procurement and certain aspects of Commercial and Customer Service, Finance (including Accounts Receivable and Accounts Payable processing and Tax compliance), Regulatory Affairs and Supply Chain (each a “Service Area” and collectively, “Service Areas”).

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs to the applicable Services Areas, based upon the established allocation methodologies for each Service Area.  The Company’s Audit Committee will review the Service Reports on a semi-annual basis and will review annually, the Service Agreement as a whole, to determine its efficacy and whether it is in the Company’s best interests.

Each of the employees providing services under the Services Agreement is required to sign a written acknowledgment of his/her receipt of and agreement to be bound by (a) the confidentiality and non-disclosure agreement between Sun and Taro, and (b) guidelines for consideration in the performance of such services, including the identification of potential conflicts of interest.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 22: — SUBSEQUENT EVENTS

In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates. The forward contracts to purchase the NIS are for a total amount of $45,000, at a weighted-average forward rate of 3.70 NIS per U.S. dollar, which is settled in twenty-four (24) monthly installments of $2,083 for the first twelve (12) months beginning September 2016 and $1,667 for the remaining twelve (12) months.  The forward contracts to purchase the Canadian dollar are for a total amount of $82,451, at a weighted-average forward rate of 1.27 Canadian dollars per U.S. dollar, which is settled in twenty-four (24) monthly installments of approximately $3,900 for the first twelve (12) months beginning September 2016 and $2,900 for the remaining twelve (12) months.  There is no collateral for these hedges.

On May 2, 2016, the Company announced that it will now make Keveyis™ (dichlorphenamide) 50 mg tablets, the first medicine approved by the FDA for the treatment of primary hyperkalemic and hypokalemic periodic paralysis and related variants, available to distributors at no cost for the treatment of primary periodic paralysis. As a result, the Company will cease commercial sales and related promotional activities for Keveyis and bear all costs associated with its manufacture. In the near term, patients will continue to receive the medicine through its specialty pharmacy partner, Diplomat as the Company evaluates the best option for keeping pharmacy dispensing fees to patients as low as possible.

End of consolidated financial statements

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1