Form 20-F
period 2017-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2017-06-21
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

Mariano Balaguer

Chief Financial Officer

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

3 Skyline Drive

Hawthorne, NY 10532

Tel: 914-345-9000

Fax: 914-345-6169

Email: Mariano.Balaguer@Taro.com

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

40,513,209 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share outstanding as of March 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☑  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: ☑	Accelerated filer: ☐	Non-accelerated filer: ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act:  ☐

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

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2017 (the “2017 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2017 Annual Report is being filed in respect of the fiscal year ended March 31, 2017, and contains the audited consolidated financial statements for the year then ended.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2017 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D—Key Information: Risk Factors” and elsewhere in this 2017 Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2017 Annual Report are reported in U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2017 Annual Report may not total correctly due to rounding of numbers.

All references in this 2017 Annual Report to “dollars,” or “$,” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekel.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2017 was NIS 3.63 per $1.00.  The published (2) representative exchange rate between the Canadian dollar and the dollar for March 31, 2017 was $1.33 Canadian dollar per $1.00.  No representation is made that the NIS amounts or Canadian dollar amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)	As published by The Bank of Israel.
(2)	As published by The Bank of Canada.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the years ended March 31, 2017, 2016 and 2015, and as of March 31, 2017 and March 31, 2016, from our audited consolidated financial statements set forth elsewhere in this 2017 Annual Report, which have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data for the years ended as of March 31, 2014 and 2013, from our audited consolidated financial statements not included in this Annual Report.  You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2017 Annual Report.

	Year Ended March 31,
	2017	2016	2015	2014	2013
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$879,387	$950,751	$862,944	$759,285	$670,954
Cost of sales	207,860	169,743	186,359	179,279	176,128
Impairment	276	2,042	—	—	—
Gross profit	671,251	778,966	676,585	580,006	494,826
Operating expenses:
Research and development	70,644	71,160	65,510	55,430	46,508
Selling, marketing, general and administrative	85,656	92,365	87,644	91,733	86,438
Settlements and loss contingencies	—	973	(4,200)	2,590	33,300
	156,300	164,498	148,954	149,753	166,246
Operating income	514,951	614,468	527,631	430,253	328,580
Financial income, net	(34,636)	(19,672)	(51,311)	(12,285)	(3,931)
Other gain, net	11,211	2,680	2,738	1,369	3,352
Income before income taxes	560,798	636,820	581,680	443,907	335,863
Tax expense	103,780	95,313	96,059	82,729	67,799
Income from continuing operations	457,018	541,507	485,621	361,178	268,064
Net loss from discontinued operations attributable to Taro	(352)	(236)	(787)	(319)	(1,194)
Net income	456,666	541,271	484,834	360,859	266,870
Net income attributable to non-controlling interest	310	339	577	472	664
Net income attributable to Taro	$456,356	$540,932	$484,257	$360,387	$266,206

Net income from continuing operations attributable to Taro	$456,708	$541,168	$485,044	$360,706	$267,400
Net loss from discontinued operations attributable to Taro	(352)	(236)	(787)	(319)	(1,194)
Net income attributable to Taro	$456,356	$540,932	$484,257	$360,387	$266,206

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$11.06	$12.63	$11.32	$8.15	$5.99
Diluted	$11.06	$12.63	$11.32	$8.15	$5.98
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.03)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.03)
Net income per ordinary share attributable to Taro:
Basic	$11.05	$12.62	$11.31	$8.14	$5.96
Diluted	$11.05	$12.62	$11.31	$8.14	$5.95
Weighted-average number of ordinary shares used to compute net income per share:
Basic	41,301	42,832	42,834	44,276	44,678
Diluted	41,301	42,832	42,834	44,279	44,715

	As of March 31,
	2017	2016	2015	2014	2013
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Working capital	$1,789,187	$1,632,133	$1,203,802	$797,967	$717,240
Property, plant and equipment, net	$180,085	$159,459	$153,045	$151,416	$145,265
Total assets	$2,289,753	$2,188,033	$1,737,745	$1,284,376	$1,106,636
Short-term debt, including current maturities of long-term debt	—	—	$912	$11,974	$11,330
Long-term debt, net of current maturities	—	—	$4,976	$5,888	$17,269
Shareholders’ equity	$2,073,806	$1,937,144	$1,417,383	$1,020,593	$890,961

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

Our net sales and quarterly growth comparisons may also be affected by fluctuations in the buying patterns of retail chains, major distributors and other trade buyers, whether resulting from seasonality, pricing, wholesaler buying decisions or other factors.  In addition, since such a significant portion of our U.S. revenue is derived from relatively few customers, any financial difficulties experienced by a single customer, or any delay in receiving payments from a single customer could have a material adverse effect on our business, financial position and results of operations, and could cause the market value of our ordinary shares to decline.

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

We anticipate that we will face increased competition and product price erosion in the future as new companies enter the market and novel or advanced technologies emerge.  Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.  Many of our competitors have significantly greater research and development, financial, sales and marketing, manufacturing and other resources than we have.  As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, initiate or withstand substantial price competition, or more readily take advantage of acquisitions or other opportunities.

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

To the extent that we succeed in being the first-to-market generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), our sales, profits and profitability may be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product.  However, after the end of the 180-day exclusivity period, these sales, along with the profits therefrom, may diminish precipitously.

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

We may be unable to take advantage of the increasing number of high-value biosimilar opportunities.

Biosimilar products are expected to make up an increasing proportion of the high-value generic opportunities in upcoming years.  The development, manufacture and commercialization of biosimilar products require specialized expertise and are very costly and subject to complex regulation, which is still evolving.  We will require significant investments and collaborations with third parties to take advantage of these opportunities.  We cannot assure you that any future investments and collaborations regarding biosimilar products will be successful.

Risks Relating to Regulatory Matters

We are subject to extensive government regulation that increases our costs and could delay or prevent us from marketing or selling our products.

We are subject to extensive regulation by the United States, Canada, Israel and other jurisdictions.  These jurisdictions regulate, among other things, the approval, testing, manufacture, labeling, marketing, sale, import and export of pharmaceutical products.  For example, approval by the FDA is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the United States.  In order to receive approval from the FDA for each new drug product we wish to market, we must demonstrate, through rigorous pre-clinical and clinical trials, that the new drug product is safe and effective for its intended use and that our manufacturing process for that product candidate complies with current Good Manufacturing Practices (“cGMP”).  We cannot provide an assurance that the FDA will, in a timely manner, or ever, approve our applications for new drug products.  The FDA may require substantial additional clinical testing or find that our drug product does not satisfy the standards for approval.  In addition, in order to obtain approval for our product candidates that are generic versions of brand-name drugs, we must demonstrate to the FDA that each generic product candidate is bioequivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator, or brand-name reference drug.  In addition to bioequivalence testing, the generic product must also have the same dosage form, strength, route of administration, and intended use as the innovator drug product.  If the FDA determines that an ANDA for a generic drug product is not adequate to support approval, it could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product.

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our products are limited by statutes and regulations and, with respect to our generic drugs, by the claims approved by the FDA for the brand-name product.  In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage conditions, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements.  Further, as a manufacturer of pharmaceutical products distributed in the United States, we must also continue to comply with cGMPs regulations, which include requirements related to production processes, quality control and quality assurance and recordkeeping.  Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions.  The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies.  Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, warning or untitled letters, consent decrees or civil or criminal penalties.  Taro shares common ownership with, Ranbaxy Inc. through acquisitions made by Sun.  In 2012, Ranbaxy Inc., entered into a Consent Decree of Permanent Injunction with the FDA which decree gives the FDA authority to impose its terms and obligations on any "subsidiary" or "affiliate" of Ranbaxy Inc.  Also, if such deviations occurred, it is unclear if the FDA could extend the existing Consent Decree of Permanent Injunction, applicable to Ranbaxy Inc. to a facility owned or operated by Taro in light of the companies' common ownership by Sun.  Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

In addition, because we market a controlled substance in the United States and other controlled substances in Israel and Canada, we must meet the requirements of the Controlled Substances Act (the “Control Substance Act”) in the United States and its equivalents in Israel and Canada, as well as the regulations promulgated thereunder in each country.  These regulations include stringent requirements for registration, manufacturing controls, importation, distribution, exportation, receipt and handling procedures and security to prevent diversion of, or unauthorized access to, the controlled substances in each stage of the production and distribution process.  The United States Drug Enforcement Administration (“DEA”) and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the Controlled Substances Act and its equivalents in Israel and Canada.  Any failure to comply with these laws and regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of our DEA registration (or Israeli or Canadian equivalent), injunctions, or civil or criminal penalties.

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

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by commercial marketing of the product.  However, the Medicare Act also contains forfeiture provisions which could deprive the first “Paragraph IV” filer (as defined below) of eligibility for such exclusivity if certain conditions are met.  Accordingly, in situations where we are the first “Paragraph IV” filer, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the listed drug that it references in its ANDA.  In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a Paragraph IV certification.  The Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company that submits an ANDA with a Paragraph IV certification and that also lawfully maintains such certification.  Such exclusivity prevents the approval for 180 days of a subsequently submitted ANDA containing a Paragraph IV certification.  The Medicare Act modified certain provisions of the Hatch-Waxman Act.  Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from receipt of notification to the patent holder of the Paragraph IV filing, provided there are no other issues preventing the FDA from granting final approval.  Exclusivity rights for the first Paragraph IV filer may be forfeited pursuant to the Medicare Act under specified circumstances including, for example, if tentative approval is not timely obtained.  Some of the changes made by the Medicare Act apply to ANDAs where the first certification was filed after the enactment of the Medicare Act; other earlier submitted ANDAs are generally governed by the previous version of the law.

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

Healthcare reform may have an impact on all segments of the healthcare industry.

In March 2010, the U.S. government enacted the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010 (collectively, “PPACA”), which represented the most comprehensive overhaul of both the public and private healthcare systems ever enacted in the United States.

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

The PPACA is a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the establishment of an exchange to facilitate the purchase of health insurance; premium and cost-sharing subsidies for certain low-income individuals; imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program.  Among other things, the PPACA contains provisions that changed payment levels for pharmaceuticals under Medicaid and increases pharmaceutical rebates under the Medicaid Drug Rebate Program.  Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FULs”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs for which there are at least three therapeutically equivalent versions on the market).  The FULs are calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market.  In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and indirect sales to retail community pharmacies that purchase product from wholesalers.  The Centers for Medicare & Medicaid Services (“CMS”) issued final regulations regarding the FUL and the calculation of AMP and rebates under the Medicaid Drug Rebate Program.  These regulations are effective as of April 1, 2016.  The Company is currently evaluating this new methodology for calculating FULs and how it will affect our pharmacy customers.

In addition, the PPACA required CMS to publish and provide states with the weighted-average monthly AMPs for multiple source drugs.  CMS has encouraged state Medicaid programs to utilize these AMPs as a benchmark for prescription drug reimbursement in place of the current, widely used benchmark of average wholesale price (“AWP”).  The disclosure may have the effect of reducing Medicaid reimbursement rates.  We cannot predict how the public disclosure of this information may affect competition in the market place.  In addition, in its final regulations for the Medicaid Drug Rebate Program, CMS is requiring state Medicaid programs, beginning April 1, 2017, to base their reimbursement rates for brand drugs and other drugs not subject to a FUL on pharmacies’ actual acquisition costs, rather than using the current methodologies based on published benchmarks such as AWP or wholesale acquisition cost.  We do not know how the new Medicaid reimbursement rates will affect our pharmacy customers.

Effective January 1, 2010, the PPACA also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a new drug application (“NDA”), including authorized generics.  This Medicaid rebate rate would also apply to authorized generics which are manufactured under a NDA.  The PPACA also increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA.  Also, the volume of rebated drugs has been expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, an alternative, higher rebate may be imposed on drugs that are line extensions of previously approved oral dosage form drugs.  CMS’s final regulations also expanded the Medicaid Drug Rebate Program such that manufacturers will be required to pay rebates to Puerto Rico and the U.S. Territories (the U.S. Virgin Islands, Guam, the Northern Mariana Islands, and American Samoa), effective April 1, 2020.  These measures have increased or will increase our cost of selling to the Medicaid market.

Furthermore, as a result of legislative changes in the Bipartisan Budget Act of 2015 (“BBA”), effective for the first calendar quarter of 2017, generic drugs are subject to an additional rebate if the AMP for a given quarter exceeds the inflation-adjusted baseline AMP.  This price increase penalty previously applied only to innovator drugs.

The full effects of the PPACA and the BBA on Medicaid payments and on our Medicaid rebates cannot be known at this time, in part because not all of these provisions have been implemented yet, but they may have an adverse impact on our results of operations.  In addition, recently, the current administration has made statements that it supports repeal of all or portions of the PPACA, and Congress has introduced new legislation to repeal and replace portions of the PPACA.  There is uncertainty with respect to the impact these changes, if any, may have, and any changes likely will take time to unfold.  Any additional federal healthcare reform measures adopted in the future could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

Our relationships with customers and third-party payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any products we market.  Our arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval.  Restrictions under applicable federal and state healthcare laws and regulations include the following:

•

the federal healthcare program anti-kickback statute prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•

the federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

federal law requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals on an annual basis, which includes data collection and reporting obligations.  The information is made publicly available on a searchable website; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.  State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations.  If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations.  If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to the lawsuits.

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex.  Some of the applicable laws may impose liability even in the absence of specific intent to defraud.  The subjective decisions and complex methodologies used in calculating prices that are reportable under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes.  A number of state attorneys general and others have filed lawsuits alleging that we and other pharmaceutical companies reported inflated AWP, leading to excessive payments by Medicare and/or Medicaid for prescription drugs.  Additional actions are possible.  These actions, if successful, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.  For additional information about our AWP related matters, please see “Item 8 Financial Information—Legal Proceedings.”

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

Product recalls or product field alerts may be issued at our discretion or as recommended by the FDA, other governmental agencies or other companies having regulatory authority for pharmaceutical product sales.  From time to time, we may recall products for various reasons, including failure of our products to maintain their stability through their expiration dates.  Any recall or product field alert has the potential of damaging the reputation of the product or our reputation.  Any significant recalls could materially affect our sales.  In these cases, our business, financial condition, results of operations and cash flows could be materially adversely affected.

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

The pharmaceutical industry is also subject to extensive environmental regulation.  We therefore face the risk of incurring liability for damages or the costs of remedying environmental harms because of the chemical ingredients contained in our products and the processes involved with their manufacture.  For example, we could be held liable for costs to investigate or remediate contamination resulting from the presence or release of hazardous materials at or from any of our properties or the disposal of any such materials at third party sites.  Although we have never incurred any such liability in any material amount, we may be subject to liability in the future.  We may also be required to increase expenditures to address environmental issues and to comply with applicable regulations.  If we fail to comply with environmental regulations or the conditions of our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and substantial liability.  We could also be required to suspend or modify our manufacturing operations.

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

Risks Relating to Our Company and Our Operations

Sun Pharmaceutical Industries Ltd., and its affiliates, currently controls 81.9% of the voting power in our Company.

Our Chairman, Dilip Shanghvi and members of his immediate family (one of whom is a member of our board of directors) currently control, through their beneficial ownership of 72.8% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and its affiliates, “Sun”), 81.9% of the voting power in our Company, as of March 31, 2017.  Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.4% of Sun Pharma as of March 31, 2017.  Sun would be able to control the outcome of shareholder votes requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes.  Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for 88%, 90% and 89% of the Company’s consolidated revenue for the years ended March 31, 2017, 2016 and 2015, respectively.

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

While the majority of our products are either synthesized by us or are derived from multiple source materials, some raw materials and certain products are currently obtained from single domestic or foreign suppliers.  Most of these materials are subject to regulatory inspections and if found to be non-compliant we could be prevented from obtaining them.  Although we have not experienced significant difficulty in obtaining raw materials to date, material supply interruptions may occur in the future and we may have to obtain substitute raw materials or products.  For most raw materials we do not have any long-term supply agreements and therefore we are subject to the risk that our suppliers of raw materials may not continue to supply to us on satisfactory terms or at all.

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

A clinical trial may fail for a number of reasons, including:

•	failure to enroll a sufficient number of patients meeting eligibility criteria;
•	failure of the new product to demonstrate safety and/or efficacy;
•	the development of serious (including life threatening) adverse events including, for example, side effects caused by or connected with exposure to the new product; or
•	the failure of clinical investigators, trial monitors and other consultants or trial subjects to comply with the trial plan or protocol.

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
•

acquisitions may require significant management resources and divert attention away from our daily operations, resulting in the loss of key customers and personnel, and expose us to unanticipated liabilities;

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

We are subject to tax in many jurisdictions, and significant judgment is required in determining our provision for income taxes. Likewise, we are subject to audit by tax authorities in many jurisdictions. In such audits, our interpretation of tax legislation might be challenged and tax authorities in various jurisdictions may disagree with, and subsequently challenge, the amount of profits taxed in such jurisdictions under our intercompany agreements.  Although we believe our estimates are reasonable, the ultimate outcome of such audits and related litigation could be different from our provision for taxes and might have a material adverse effect on our consolidated financial statements.

We are in the process of enhancing and further developing our global enterprise resource planning systems and associated business applications, which could result in business interruptions if we encounter difficulties.

We are enhancing and further developing our global enterprise resource planning (“ERP”), quality control laboratory operations systems and other business critical information technology (“IT”) infrastructure systems and associated applications to provide more operating efficiencies and effective management of our business and financial operations.  Such changes to ERP systems and related software, quality control systems, and other IT infrastructure carry risks such as cost overruns, project delays and business interruptions and delays.  If we experience a material business interruption as a result of our ERP enhancements, it could have a material adverse effect on our business, financial position, and results of operations and/or cash flow.

We are increasingly dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

We are increasingly dependent on sophisticated information technology systems and infrastructure to operate our business.  In the ordinary course of business, we collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information.  We have also contracted with third party vendors to enhance our operations and, as part of our service arrangements with Sun as described in greater detail under “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with Sun”, we also have outsourced elements of our operations to Sun, including significant elements of our information technology infrastructure.  The size and complexity of our information technology systems, and those with whom we contract, make such systems potentially vulnerable to service interruptions, security breaches from inadvertent or intentional actions by employees, partners or vendors, or from attacks by malicious third parties.  Any significant disruptions to our information technology systems, including breaches of information security or cybersecurity, or failure to integrate new and existing information technology systems could adversely affect our business, financial condition or results of operations.  While we exercise care in selecting vendors that maintain adequate information security controls and monitor our relationships with our vendors, we and our vendors or Sun, could be susceptible to third party attacks on our information security systems, which attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups, “hackers” and others.  Although the aggregate impact on our operations and financial condition has not been material to date, we have been the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry.

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

Our success depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights.  If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours.  Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States.  Some patent applications in the United States are maintained in secrecy until the patent is issued.  Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of our discoveries.  Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products.  Many provisions of the America Invents Act went into effect March 16, 2013, and may change or otherwise affect our ability to protect our intellectual property.  Patents that are issued may be challenged, invalidated or circumvented by our competitors.  Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.  Where trade secrets are our sole protection, we may not be able to prevent third-parties from marketing generic equivalents to our products, reducing prices in the marketplace and reducing our profitability.

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

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products.  These lawsuits often relate to the validity and infringement of patents or proprietary rights of third-parties.  We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights.  Any such litigation could:

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

From time to time, we seek to market patented products before the related patents expire.  In order to do so in the United States, we must challenge the patent under the procedures set forth in the Hatch-Waxman Act.  In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Act, notify the patent holder as well as the owner of a NDA, that we believe that the patents listed in the Approved Drug Products with Therapeutic Equivalence Evaluations contained on the FDA website (the “Orange Book”) for the new drug are invalid, unenforceable or not infringed by our product.  To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent.  In addition, when seeking regulatory approval for some of our products, we are required to certify to the FDA and its equivalents in foreign countries, that such products do not infringe upon third-party patent rights, or that those patents are invalid or unenforceable.  Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us.  Any lawsuit in the United States would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder’s receipt of notice of certification.

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  As of March 31, 2017, we did not identify any material weaknesses in internal controls.  Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

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

The market price of our ordinary shares may be volatile, and may, in the future, be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	announcements by us or our competitors of new or enhanced products;
•	market conditions or trends in the pharmaceutical industry;
•	developments or disputes concerning proprietary rights;
•	introduction of technologies or product enhancements by others that reduce the need for our products;
•	general economic and political conditions;
•	departures of key personnel;
•	changes in the market valuations of our competitors;
•	regulatory considerations; and
•	the other risk factors listed in this section of this 2017 Annual Report.

No citizen or resident of the United States who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation.  This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.  The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).  As of March 31, 2017, no citizen or resident of the United States held an amount of ordinary shares that would represent 10% or more of the voting power of our Company.

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

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years.  Among other matters, the continued risk of a debt default by one or more European countries, related financial restructuring efforts in Europe, and/or evolving deficit and spending reduction programs instituted by the U.S. and other governments could negatively impact the global economy and/or the pharmaceutical industry.  This has led, and/or could lead, to reduced consumer and customer spending and/or reduced or eliminated governmental or third party payor coverage or reimbursement in the foreseeable future, and this may include spending on healthcare, including but not limited to pharmaceutical products.  While generic drugs present an alternative to higher-priced branded products, our sales could be negatively impacted if patients forego obtaining healthcare, patients and customers reduce spending or purchases, and/or if governments and/or third-party payors reduce or eliminate coverage or reimbursement amounts for pharmaceuticals and/or impose price or other controls adversely impacting the price or availability of pharmaceuticals.  In addition, reduced consumer and customer spending, and/or reduced government and/or third party payor coverage or reimbursement, and/or new government controls, may drive us and our competitors to decrease prices and/or may reduce the ability of customers to pay and/or may result in reduced demand for our products.  The occurrence of any of these risks could have a material adverse effect on our industry, business, financial position, results of operations and/or cash flow.

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

We are incorporated under Israeli law and a significant component of our manufacturing and research and development facilities are located in Israel.  Political, economic and military conditions in Israel may directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel.  Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity.  Any armed conflicts, terrorist activities or political instability in the region could adversely affect our operations.  Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued an advisory regarding travel to Israel.  As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our Company, could result in the FDA withholding approval for new products we intend to produce at those facilities.

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

Many male Israeli citizens, including our employees, are subject to compulsory annual reserve military service until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty.  In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our Israeli employees have been called up in connection with armed conflicts.  It is possible that there will be similar large-scale military reserve duty call-ups in the future.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to obligatory military service requirement.  Any disruption in our operations could harm our business.

We may be affected by fluctuations in the NIS relative to the U.S. Dollar.

A substantial portion of our expenses, primarily labor and occupancy expenses in Israel, are incurred in NIS.  As a result, the cost of our operations in Israel, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations between the U.S. dollar and the NIS.  During the year-ended March 31, 2017, the value of the NIS increased 3.7% with respect to the U.S. dollar.  While that change had a negative impact on our results of operations, if the NIS were to once again depreciate relative to the U.S. dollar (as was the case in certain previous years), that would positively affect our U.S. dollar-measured results of operations.

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

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition.  The Israeli Companies Law, 5759- 1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder, generally require that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 35 days’ advance notice by each of the merger parties.  Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter.  Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger.  Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company received shareholder approval.  In addition, a majority of each class of securities of the target company must approve a merger.  Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives sufficient responses such that the acquirer will hold at least 95% of the issued share capital upon consummation of the shareholders’ tenders.  Completion of the tender offer also requires approval of a majority of shareholders who do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares.  Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

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

A substantial portion of our expenses, primarily labor, raw materials, occupancy, marketing and research and development expenses in Canada, are incurred in Canadian dollars.  As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the Canadian dollar. During the year-ended March 31, 2017, the value of the Canadian dollar decreased 2.3% with respect to the U.S. dollar.  This decrease in the value of the Canadian dollar had the effect of decreasing the U.S. dollar value of operating income in Canada, decreasing the U.S. dollar cost of our goods manufactured in Canada for the United States and favorably impacting financial income, net related to the U.S. dollar denominated cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.  If the value of the Canadian dollar increases in the future, it may have a negative effect on our results from operations.

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

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  On August 19, 2016, we announced the completion of this program, with the last shares being purchased on August 18, 2016.  Under the program, the Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share.

On November 23, 2016, the Company announced that its Board of Directors approved a new $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  As of March 31, 2017, we repurchased a total of 518,965 of our ordinary shares at an average price of $104.56 per share, in accordance with a 10b5-1 program.  During the year ended March 31, 2017, the Company repurchased 2,252,725 shares between the two programs at an average price of $130.87.

Our registered office is located at 14 Hakitor Street, Haifa Bay 2624761, Israel.  Our telephone number at that address is +972-4-847-5700.  Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532.  Our telephone number at that address is +1-914-345-9000.

Capital Expenditures

During the years ended March 31, 2017, 2016 and 2015, our capital expenditures were $35.8 million, $19.0 million and $20.0 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;
•	expanding and upgrading our research and development laboratories in Israel and Canada; and
•	the upgrade of our information technology and serialization systems, in addition to general improvements to our facilities.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2017 Annual Report.  Also see Item 4.D.—“Property, Plant and Equipment.”

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

Taro Israel

•  Manufactures more than 100 finished dosage form pharmaceutical products for sale in Israel and for export

•  Produces APIs used in the manufacture of finished dosage form pharmaceutical products

•  Markets and distributes both proprietary and generic products in the local Israeli market

•  Performs research and development

•  Dermatology: Rx and OTC semi-solid and liquid products (creams, ointments, lotions and gels)

•  Cardiology and Neurology: Prescription oral dosage products

•  Oral analgesics, Rx and OTC

• Oral Central Nerve System (CNS) - Rx

•  OTC nasal sprays

•  Allergy (Antihistamine): OTC oral dosage products

Taro Canada

•  Manufactures more than 200 finished dosage form pharmaceutical products for sale in Canada and for export

•  Markets and distributes both proprietary and generic products in the Canadian market

•  Performs research and development

• Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids • Allergy (Antihistamine): OTC oral dosage products

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market	• Dermatology: Rx and OTC semi-solid products (creams, ointments and gels) and liquids
	• Performs regulatory, post marketing and clinical activities	• Cardiology and Neurology: Rx oral dosage products • Other Rx and OTC products

As of March 31, 2017, 33 (excluding tentative approvals) of our ANDAs are being reviewed by the FDA.  During the fiscal year ended March 31, 2017, we filed 8 ANDAs with the FDA.  In addition, there are numerous products for which either development or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

Products

We currently market more than 200 pharmaceutical products in over 25 countries.  The following table represents some of our key product groups and the major markets in which they are sold:

		Brand	Therapeutic	Major
Generic Name	Dosage Form	Name(1)	Category	Markets	Rx/OTC
Acetaminophen	rectal suppository	Feverall®	Antipyretic	U.S.	OTC
Acetaminophen, Codeine and Caffeine	tablets	Rokacet®(2)	Analgesic	Israel	Rx / OTC
Acetazolamide	tablets	Diamox®	Diuretic	U.S., Israel	Rx
Acyclovir	ointment	Zovirax®	Dermatologics and topicals	U.S.	Rx
Adapalene	gel	Differin®	Dermatologics and topicals	U.S.	Rx
Alclometasone Dipropionate	cream, ointment	Aclovate®	Dermatologics and topicals	U.S.	Rx
Alnase	solution	Pyrilamine®	Allergy	Israel	OTC
Amcinonide	cream	Cyclocort®	Dermatologics and topicals	Canada	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx / OTC
Anastrozole	tablets	Arimidex®	Nonsteroidal aromatase inhibitor	Canada	Rx
Augmented Betamethasone Dipropionate	cream, lotion, gel	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Bacitracin	ointment	Baciquent®	Dermatologics and topicals	U.S.	OTC
Betamethasone Dipropionate	cream	Diprosone®	Dermatologics and topicals	U.S., Canada	Rx
Betamethasone Valerate	cream	Valisone®	Dermatologics and topicals	U.S., Canada	Rx
Brexin	tablets		Anti-Inflammatory & Analgesic	Israel	Rx
Butamine	solution for infusion	Dobutrex®	Cardiovascular	Israel	Rx
Calcimore	chewable tablets	Calcimore®	Gastrointentinal	Israel	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Anticonvulsant	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	Rx / OTC
Ciclopirox	solution	Penlac®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Ciclopirox Olamine	cream	Loprox®	Dermatologics and topicals / Antifungal	U.S.	Rx
Clindamycin Phosphate	solution	Cleocin T®	Dermatologics and topicals	U.S., Canada	Rx
Clindamycin/Benzoyle Peroxide	gel	Clindoxyl®	Dermatologics and topicals	Canada	Rx
Clobetasol Propionate	cream, ointment, gel, topical solution, lotion	Temovate® , Clobex®	Dermatologics and topicals	U.S., Canada	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx

Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals / Antifungal	U.S., Israel	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx / OTC
Clotrimazole/Fluconazole	cream / capsule	CanesOral®	Dermatologics and topicals/ Antifungal	Canada	OTC
Curatane	capsule	Accutane®	Dermatologics and topicals	Israel	Rx
Dermacombin	cream	Dermacombin®	Dermatologics and topicals / Antifungal	Israel	Rx
Desonide	cream, ointment, lotion	Tridesilon® , Des-Owen®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diclofenac Sodium	solution, gel	Pennsaid®, Solaraze®	Dermatologics and topicals	U.S., Canada	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Diphenhydramine	cream	Benadryl®	Dermatologics and topicals	U.S.	OTC
Diprofol	emulsion for injection or infusion	Diprivan®	Sedative/hypnotic	Israel	Rx
Docusate Sodium	gel capsules	Soflax® Colace®	Gastrointentinal	Canada	OTC
Double Antibiotic	ointment	Polysporin®	Dermatologics and topicals	Canada	OTC
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals / Antifungal	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate / Hydrochlorothiazide	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Entumin	tablets	Entumin®	CNS	Israel	Rx
Estelle	tablets	Androcur®	Endocrine	Israel	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflammatory & Analgesic	U.S., Israel	Rx
Fluocinolone Acetonide	solution, oil	Synalar®, Derma-Smooth®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®,Vanos®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Flurandrenolide	cream, lotion	Cordran®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone 1% and Acetic Acid 2%	solution	Vosol HC Otic®	Antibacterial	U.S.	Rx
Hydrocortisone Butyrate	cream, ointment, solution	Locoid®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S., Canada	Rx
Hydrocortisone	cream, ointment	Cortizone 10®, Hytone®	Dermatologics and topicals	U.S., Canada	Rx / OTC
Imiquimod	cream	Aldara®	Dermatological and topicial	U.S.	Rx
Jungborn	granules	Jungborn®	Laxative	Israel	OTC
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Anticonvulsant	U.S.	Rx
Levocetirizine Dihydrochloride	solution	Xyzal®	Allergy	U.S.	Rx

Lidocaine	ointment	Xylocaine™	Dermatologics and topicals	U.S.	Rx
Loratadine	solution, tablets	Claritin®	Allergy	U.S., Canada	OTC
Lozapine	tablets	Clozaril®	Neuropsychiatric	Israel	Rx
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Mercaptizol	tablets	Tapazole®	Endocrine	Israel	Rx
Meroken	powder for solution		Laxative	Israel	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3 Monistat® 7 Micatin®	Dermatologics and topicals / Antifungal	U.S., Canada	OTC
Mometasone Furoate	lotion, cream	Elocon®	Dermatologics and topicals	Canada	Rx
Mupirocin	ointment	Bactroban®	Dermatologics and topicals	U.S., Canada	Rx
Naftifine HCL	cream	Naftin®	Dermatologics and topicals / Antifungal	U.S.	Rx
Nexium	tablets	Nexium®	Gastrointentinal	Israel	Rx
Normalax	powder	Miralax®	Gastrointestinal	Israel	OTC
Nortriptyline	capsule	Pamelor®	Neuropsychiatric	U.S.	Rx
Nystatin	oral suspension, vaginal cream, topical cream	Mycostatin®	Antifungal Oral and topical	U.S., Israel, Canada	Rx / OTC
Nystatin/Triamcinolone	cream, ointment	Mycogen® II, Mycolog® II, Myconel®	Dermatologics and topicals / Antifungal	U.S.	Rx
Nystatin/Triamcinolone/Neomycin/Gramicidin	cream, ointment	Kenacomb®	Dermatologics and topicals / Antifungal/antibiotic	Canada	Rx
Ondansetron	solution	Zofran®	Antiemetic	U.S.	Rx
Oracort E	paste	Xylocaine and lignocaine®	Dermatologics and topicals	Israel	Rx
Otomycin	drops	Otomycin®	Antibacterial	Israel	Rx
Oxacatin	syrup	Oxacatin®	Cough & Cold	Israel	Rx
Oxaliplatin	injectable	Eloxatin®	Antineoplastics	Canada	Rx
Oxiconazole Nitrate	cream	Oxistat®	Dermatologics and topicals / Antifungal	U.S.	Rx
Partane	tablets	Benzhexol and trihex®	CNS	Israel	Rx
Pemetrexed Disodium	injectable	Alimta®	Antineoplastics	Canada	Rx
Percocet	tablets	Percocet®	Narcotics	Israel	Rx
Perphenan	tablets		Neuropsychiatric	Israel	Rx
Phenytoin Sodium	extended release capsules, chewable tablets, suspension	Dilantin®	Anticonvulsant	U.S., Canada	Rx
Profex	tablets	Rythmol SR®	Cardiovascular	Israel	Rx
Promethazine	rectal suppository	Phenergan®	Allergy & Antiemetic	U.S.	Rx
Promnix	modified release capsules	Alna ® / Flomax ®	Endocrine	Israel	Rx
Ridazin	tablets	Melleril®	Neuropsychiatric	Israel	Rx
Sebosel	suspension	Sebosel®	Dermatologics and topicals	Israel	OTC
Sterocort	tablets	Sterocort®	Corticosteroid	Israel	Rx
Sumatriptan Succinate	injectable	Imitrex®	CNS	Canada	Rx

Taro Base	cream	Glaxal® base	Dermatologics and topicals	Canada	OTC
Taro Gel	gel	K-Y® gel	Dermatologics and topicals/lubricant	Canada	OTC
Tarodent	solution	Tarodent®	Adrenergic receptor blockade	Israel	OTC
Temozolomide	capsules	Temodal®	Antineoplastics	Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals / Antifungal	U.S.	OTC
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Testosterone Undecanoate	gel capsules	Andriol®	Endocrine	Canada	Rx
Tolnaftate	cream	Tinactin®	Dermatologics and topicals / Antifungal	U.S., Canada	OTC
Tramadol Hydrochloride	extended release tablets	Tridural®	Analgesic	Canada	Rx
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Triple Antibiotic	ointment	Neosporin®	Dermatologics and topicals	U.S., Canada	OTC
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx
Zindaclin	gel	Zindaclyn®	Dermatologics and topicals	Israel	Rx
Zoledronic acid	injectable	Aclasta® Zometa®	Bone metabolism regulator	Canada	Rx
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

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2017		2016		2015
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
United States	$785,319	89%	$865,224	91%	$777,191	90%
Canada	57,621	7%	56,605	6%	55,452	6%
Israel	29,200	3%	22,963	2%	22,157	3%
Other	7,247	1%	5,959	1%	8,144	1%
Total	$879,387	100%	$950,751	100%	$862,944	100%

In the year ended March 31, 2017, revenue in the United States accounted for 89% of total consolidated net sales.  In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  During the year ended March 31, 2017, we sold to approximately 130 customers in the United States.  The following table represents sales to our three largest customers as a percent of consolidated net sales:

	Year ended March 31,
Customer	2017	2016	2015
Customer A	19.3%	20.0%	18.0%
Customer B	14.2%	14.1%	10.3%
Customer C	10.3%	14.0%	14.1%

The following table sets forth the percentage of consolidated net sales by each type of customer in the United States in the year ended March 31, 2017:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	48%
Mass merchandisers, food and retail chains	13%
Managed care organizations	11%
Generic drug distributors	6%
Other	11%

In the year ended March 31, 2017, sales in Canada accounted for 7% of our total consolidated net sales and Taro Canada sold to approximately 50 customers.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in the year ended March 31, 2017:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	5%
Drug chains, independent pharmacies and others	2%

In the year ended March 31, 2017, sales in Israel accounted for 3% of our total consolidated net sales.  The marketing, sales and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

All pharmaceutical products sold in Israel are subject to price controls.  Permitted price increases and decreases are enacted by the Israeli government as part of a formal review process.  There are no restrictions on the import of pharmaceuticals, provided that they comply with registration requirements of the Israeli Ministry of Health.

In Israel, the pharmaceutical market generally is divided into two market segments: (i) the private market, which includes drug store chains, private pharmacies and wholesalers; and (ii) the institutional market, which includes Kupat Holim Clalit (the largest health maintenance organization in Israel), other health maintenance organizations, the Israel Ministry of Health, the Armed Forces, and sales to the Palestinian authorities through third parties.

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in the year ended March 31, 2017:

Percentage of
Customer Type	Consolidated Sales
Institutional	1%
Private	2%
Other international	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner.  As a result, in each of the years ended March 31, 2017, 2016 and 2015, backorders represented less than 5% of our consolidated net sales.

Competition and Pricing

The pharmaceutical industry is intensely competitive.  We compete with the original manufacturers of the brand-name equivalents of our generic products, other generic drug manufacturers (including brand-name companies that also manufacture generic drugs or license their products to other generic drug manufacturers) and manufacturers of new drugs that may compete with our generic drugs.  Many of our competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have.  In the recent past, the barriers to entry for new entrants to the generic industry have significantly reduced, thus resulting in a larger competitive field.  At the same time, the customer base for the generic manufacturers has seen significant consolidation at the purchasing level, resulting in increased purchasing power for the customer.  This dual effect of increased competition and increased purchasing power has resulted in a downward trend for prices for our generic products.

Additionally, brand-name drug companies have historically attempted to prevent generic drug manufacturers from producing certain products and to prevent competing generic drug products from being accepted as equivalent to their brand-name products.  We expect such efforts to continue in the future.  Also, some brand-name competitors, in an attempt to participate in the generic drug sales of their branded products, have introduced generic equivalents of their own branded products, both prior and subsequent to the expiration of their patents or FDA exclusivity periods for such drugs.  These competitors have also introduced authorized generics or generic equivalents of brand-name drug products.  Our brand-name drug competitors are increasingly selling their branded products through controlled distribution channels, further limiting our access and increasing competitive intensity with those generic manufacturers.

Competitive factors in the major markets in which we participate can be summarized as follows:

North America

The U.S. pharmaceutical market is undergoing, and is expected to continue to undergo, rapid and significant market and technological changes and we expect competition to intensify as these market and scientific advances are made.  We intend to effectively compete in this marketplace by focusing on a niche product development strategy highlighted by differentiated technologies and dedicated focus on therapeutic areas which play to our strengths.

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb Company, Celgene Corporation, GlaxoSmithKline Inc., Merck & Co., Inc., Novartis AG, Pfizer Inc., Valeant Pharmaceuticals International, Inc. and Galderma Laboratories, LP., as well as with generic companies such as Teva Pharmaceuticals U.S.A., Mylan Inc., Perrigo Company PLC, Glenmark Generics, Inc., USA., PruGen, Inc. and Sandoz Pharmaceuticals (the generics subsidiary of Novartis).  Many of these companies have more resources, market and name recognition and better access to customers than we have.  Therefore, there can be no assurance that we can compete successfully with them.

A significant portion of our sales are made to a relatively small number of wholesalers, retail drug chains, food chains and mass merchandisers, which continue to undergo significant consolidation.  We face increasing product pricing pressures as a result of this consolidation as well as the emergence of large buying groups who are able to negotiate price discounts on our products.

There can be no guarantee that Taro will not continue to experience challenges during the current year in comparison to prior years, especially for our generic drug division, due to price erosion from our customers increased focus on lower pricing, customer consolidation and increased competition in specific product segments due to new entrants in our markets.  These challenges could have a material impact on our business, cash flows, and results of operations or result in impairment charges, and the market value of our share price may decline.

Canada

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

Israel

In Israel, we compete with Teva Pharmaceutical Industries Ltd., Perrigo Israel Pharmaceuticals Ltd., Dexcel Pharma Israel, and Rafa Laboratories Ltd., among others.  In addition, many leading multinational companies, including Bayer AG, Eli Lilly and Company, Merck & Co., Inc. and Pfizer Inc. market their products in Israel.

In Israel, the government establishes the prices for pharmaceutical products as part of a formal review process.  There are no restrictions on the import of pharmaceuticals provided that they comply with registration requirements of the Israeli Ministry of Health.

Manufacturing and Raw Materials

We currently manufacture finished pharmaceutical products at our government approved facility in Canada and Israel and APIs in our facilities in Israel.

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

In the United States, the Federal Food, Drug, and Cosmetic Act, or the “FDC Act,” and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products.  Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. In Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner.  Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law.  In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed.  Furthermore, each country requires successful inspections or approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical components, including, but not limited to, raw materials and finished products.  As a result, we have had periodic inspections of our facilities and records.

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

In the United States, any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a new drug which generally requires FDA approval.  Approval is obtained, either by the submission of an ANDA or a NDA.  If the new drug is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, a NDA is required. Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or “IND,” which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought.  Satisfaction of FDA approval to market requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

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

We generally receive approval for generic products by submitting an ANDA to the FDA.  An ANDA provides for marketing of a drug product that contains the same active ingredient and has the same route of administration, dosage form, and strength as a previously approved drug (also known as the reference listed drug) and has been shown to be bioequivalent to the reference listed drug.  Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical tests to prove the safety or effectiveness of their drug product.  Bioavailability is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect.  Bioequivalence compares the bioavailability of one drug product with another and, when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body or on the skin are substantially equivalent to the previously approved brand-name reference listed drug.  ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product bioequivalent to the brand-name reference listed drug.  Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference listed drug.  In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic product falls within an acceptable range of the therapeutic effects achieved by the brand-name reference listed drug.  Generic drug user fees pursuant to the Generic Drug User Fee Amendments of 2012 must be paid to FDA upon submission of each ANDA and any ANDA supplements, Drug Master Files as well as for any manufacturing facilities.

Products resulting from our proprietary drug program may require us to submit a NDA to the FDA.  A NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls.  The clinical studies required prior to the NDA submission are both costly and time consuming, and often take five to seven years or longer, depending, among other factors, on the nature of the chemical ingredients involved and the indication for which the approval is sought.  The cost of preparing and submitting a NDA is also substantial.  The submission of most NDAs is additionally subject to a substantial application user fee and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees pursuant to the Prescription Drug User Fee Act.  The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review.  Once the submission is accepted for filing, the FDA begins an in-depth review.  The FDA has agreed to certain performance goals in the review of new drug applications.  A majority of such applications for standard review drug products are reviewed within 10 to 12 months; most applications for priority review drugs are reviewed in six to eight months.  Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.  For biologics, priority review is further limited only for drugs intended to treat a serious or life-threatening disease relative to the currently approved products.  The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved.  The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.  Before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.  Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured.  The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP.  The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products.  During the review of a NDA or ANDA, the FDA will inspect the facility or the facilities at which the drug is manufactured.  FDA will not approve the product unless compliance with cGMP is satisfactory.  In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs, after approval.  Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies.  Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs.  Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs.  If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies; and (v) pursuing a consent decree or court action that limits company operations or imposes monetary fines.

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

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented.  A NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

As a condition of ANDA or NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks.  REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or “ETASU.”  ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries.  The requirement for a REMS can materially affect the potential market and profitability of the drug.  Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy.  Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the federal Controlled Substances Act and relevant state laws and regulations in the United States as well as equivalent laws in Canada and Israel.  These regulations include stringent requirements for registration, manufacturing controls, receipt and handling procedures, recordkeeping and reporting and security to ensure accountability and prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production and distribution process.  The DEA inspects manufacturers, distributors, importers, and exporters to review compliance with the Controlled Substances Act and DEA regulations including security, record keeping and reporting prior to issuing a controlled substance registration.  The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled by the registrant.  Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, import, or export of all controlled substances.  Manufacturers are required to obtain quotas for certain Schedule I and II controlled substances.  Also, manufacturers and distributors must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances.  All DEA registrants must report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances.  In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV and V.  For all other drugs in Schedule III, IV and V, importers and exporters must submit an import or export declaration.  Failure to maintain the appropriate registrations or to obtain sufficient quota or approval for imports and exports could have a material adverse effect on our business.  Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition.  The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations.  In certain circumstances, violations could lead to criminal prosecution.

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

Several types of state and federal laws have been applied to prohibit or restrict certain marketing practices in the pharmaceutical industry.  These laws include anti-kickback statutes and false claims statutes.  The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for; purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs.  The PPACA, enacted in March 2010, amended the intent element of the federal anti-kickback statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it.  This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other.  Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and/or exclusion from participation in federal healthcare programs.  Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

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

Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for all units of its covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under either a fee-for-service arrangement or through a managed care organization.  The rebates are based on prices reported to CMS by manufacturers for their covered outpatient drugs (AMP for generic drugs, and AMP and best price for brand drugs).  CMS issued final regulations regarding the calculation of AMP and rebates under the Medicaid Drug Rebate Program, effective as of April 1, 2016.  The terms of participation in the Medicaid Drug Rebate Program impose an obligation to correct the prices reported in previous quarters, as may be necessary.  Any such corrections could result in additional or lesser rebate liability, depending on the direction of the correction.  In addition to retroactive rebates, if a manufacturer were found to have knowingly submitted false information to the government, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

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

Manufacturers are also required to make their covered drugs, which are generally drugs approved under NDAs or biologics license applications (“BLA”), available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration.  The law also requires manufacturers to offer discounted FSS contract pricing for purchases of their covered drugs by certain government agencies in order for federal funding to be available for reimbursement or purchase of the manufacturer’s drugs under certain federal programs.  The discounts are determined based on prices that are calculated and reported to the government by manufacturers.  The accuracy of a manufacturer’s reported prices may be audited by the government.  Among the remedies available to the government for inaccuracies is recoupment of any overcharges to the government.  If a manufacturer were found to have knowingly reported false prices, in addition to other penalties available to the government, the law provides for civil monetary penalties per incorrect item.

It is expected that the PPACA, as well as subsequent legislation, such as the BBA, will have an impact on all segments of the health care industry.  Pharmaceutical and medical device manufacturers may see an increase in revenues by virtue of an additional estimated 30 million Americans who have or will have access to health insurance beginning in 2014; however, the legislation imposes on manufacturers a variety of additional rebates, discounts and fees that would curtail that increase in revenues.  For example, Medicare Part D beneficiaries within the coverage gap receive a manufacturer funded, 50% point-of-sale discount (in 2017) off of negotiated prices for brand drugs (approved via a NDA or BLA).  As another example, the PPACA increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a NDA, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an ANDA.  In another example, under the BBA, generic drugs approved under an ANDA are subject to an additional Medicaid rebate if the AMP for a given quarter exceeds the inflation-adjusted baseline AMP, effective for the first calendar quarter of 2017.  This price increase penalty previously applied only to innovator drugs.  For generic drugs, the baseline AMP will depend on when the drug was launched.  For innovator drugs, the baseline AMP is the AMP for the first full quarter after launch.  Also, annual fees are imposed on each manufacturer and importer of branded prescription drugs or biologics, based on the ratio of its sales reimbursed or purchased by government agencies to such sales made by all drug manufacturers during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The PPACA also imposes reporting and regulatory requirements that could increase a company’s regulatory liability.  For example, the “sunshine” provisions impose reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and on drug sample distributions.  Annual reports are due in March of each year.  The data reported under the “sunshine” provisions are posted in searchable form on a public website.

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

Environmental Compliance

We believe that we are currently in compliance with all applicable environmental laws and regulations in all of the countries in which we operate.

C. ORGANIZATIONAL STRUCTURE

The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd.  We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd.  In 1984, we changed our name to Taro Vit Industries Ltd., and in 1994, we changed our name to Taro Pharmaceutical Industries Ltd.

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2017:

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

The Company owns 100% of the shares of Taro International Ltd. and 100% of Taro Pharmaceuticals North America, Inc., which owns 100% of Taro Canada.  The Company owns 99.75% of Taro Pharmaceuticals Europe B.V. and Taro Pharmaceuticals North America, Inc. owns the remaining 0.25%.

Sun beneficially owns 81.9% of the voting power of the Company as of March 31, 2017.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2017:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel	881,000	Pharmaceutical manufacturing, production and research laboratories, offices and chemical production (including tank farm and chemical finishing plant)	Long-term Lease/ Own(1)
Haifa Bay, Israel	31,000	Warehousing	Lease
Brampton, Canada	159,000	Pharmaceutical manufacturing, production and research laboratories, administration, distribution, and warehousing	Own
Brampton, Canada	89,000	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
Cranbury, New Jersey	315,000	Distribution facility	Own
Roscrea, Ireland	124,000	Pharmaceutical manufacturing and warehousing	Own (2)

(1)

The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”).  As of March 31, 2017, the Company received approval from the ILA for the change of control to the Company of a portion of the plot of land subject to the long-term lease, and is awaiting approval for a change of control of the remainder of the land.  The buildings and the vast majority of the equipment on this land are owned by the Company.

(2)	The Irish facility is a discontinued operation and is held for sale.

From April 1, 2014 through March 31, 2017, we invested $74.8 million in property, plant and equipment (“PP&E”).  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel, are located in a complex of buildings with an aggregate area of 871,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060.  The Company has the right to extend the lease agreement ending 2018 for an additional period of 49 years.  In February 2014, we purchased approximately 10,000 square feet of adjacent space in Haifa Bay, which we had previously been leasing under a lease agreement that commenced in September 1994.  For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2017 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992.  Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs in Taro Canada.  As of March 31, 2017, we owned a total of 159,000 square feet at our main manufacturing facility.  In addition to our owned space, since September 2000, Taro Canada has leased 75,000 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2020.  In December 2013, Taro Canada leased an additional 14,000 square feet of warehouse space near the two other facilities, which lease term continues to December 2021.

A subsidiary of Taro U.S.A. has owned its 124,000 square foot building in Hawthorne, New York since February 2005.  The mortgage was repaid on this building in December 2015.

A subsidiary of Taro U.S.A. owns a 315,000 square foot distribution facility in Cranbury, New Jersey.  The mortgage was repaid on this facility in February 2012.

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

As described below, the nature of the activities performed by the employees whose salaries were capitalized include only the work and the direct costs associated with the factory acceptance test (“FAT”), the installation of equipment and the qualification and testing of the equipment prior to its commercial use.

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

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2017, 2016 and 2015, which are included elsewhere in this 2017 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2017		2016		2015
	Sales	% of total	Sales	% of total	Sales	% of total
	(in thousands)	net sales	(in thousands)	net sales	(in thousands)	net sales
United States	$785,319	89%	$865,224	91%	$777,191	90%
Canada	57,621	7%	56,605	6%	55,452	6%
Israel	29,200	3%	22,963	2%	22,157	3%
Other	7,247	1%	5,959	1%	8,144	1%
Total	$879,387	100%	$950,751	100%	$862,944	100%

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  Three customers in the United States accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,
	2017		2016		2015
Customer	Sales (in millions)	% of total net sales	Sales (in millions)	% of total net sales	Sales (in millions)	% of total net sales
Customer A	$169.3	19.3%	$190.4	20.0%	$155.3	18.0%
Customer B	$125.0	14.2%	$134.0	14.1%	$88.8	10.3%
Customer C	$90.7	10.3%	$133.6	14.0%	$121.7	14.1%

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

For the years ended March 31, 2017 and 2015, no product comprised 10% of our total consolidated sales.  The percentage of net sales for products on a consolidated basis greater than 10% of our total consolidated sales in 2016 are:

	Year ended
	March 31,
Product	2017	2016	2015
Clobetasol	*	10.7%	*

*	Less than 10%

Our sales are subject to market conditions and other factors.  We are therefore unable to predict the extent, if any, to which the relative contribution to our total revenue of this product line as well as other product lines may increase or decrease in the future.

Cost of goods sold consists of direct costs and allocated costs.  Direct costs consist of raw materials, packaging materials, royalties, and direct labor identified with a specific product.  Allocated costs are costs not associated with a specific product.

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

We generally recognize revenue from product sales when title and risk of loss have transferred to our customers and when the criteria in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”), Subtopic 605-15, “Revenue Recognition—Products” have been satisfied.  Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) our price to our customers is fixed or determinable; (iv) collectability is reasonably assured; and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated.  We ship products to our customers only in response to, and to the extent of, the orders that customers submit to us.  Depending on the terms of our customer arrangements, revenue is generally recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Chargebacks.  We have arrangements with certain customers that allow them to buy our products directly from wholesalers at specific prices.  Typically these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices.  In exchange for servicing these third party contracts, our wholesalers can submit a “chargeback” claim to us for the difference between the price sold to the third-party and the price at which it purchased the product from us.  We generally pay chargebacks on generic products, whereas branded products are typically not eligible for chargeback claims.  We consider many factors in establishing our chargeback reserves including inventory information from our largest wholesale customers and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors.  Our chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory.  We review the methodology utilized in estimating the reserve for chargebacks in connection with analyzing our product return reserve each quarter and make revisions as considered necessary to reasonably estimate our potential future obligation.

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2017, 2016 and 2015:

For the year ended March 31, 2017 (in thousands)
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(126,729)	$(1,153,406)	$1,168,064	$(112,071)
Rebates and Other	(164,670)	(522,791)	494,206	(193,255)
Total	$(291,399)	$(1,676,197)	$1,662,270	$(305,326)

Current Liabilities
Returns	$(93,920)	$(41,871)	$53,297	$(82,494)
Other (2)	(60,428)	(79,372)	96,430	(43,370)
Total	$(154,348)	$(121,243)	$149,727	$(125,864)

For the year ended March 31, 2016 (in thousands)
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(64,119)	$(1,032,248)	$969,638	$(126,729)
Rebates and Other	(173,228)	(439,654)	448,212	(164,670)
Total	$(237,347)	$(1,471,902)	$1,417,850	$(291,399)

Current Liabilities
Returns	$(109,765)	$(25,228)	$41,073	$(93,920)
Other (2)	(55,317)	(100,570)	95,459	(60,428)
Total	$(165,082)	$(125,798)	$136,532	$(154,348)

For the year ended March 31, 2015 (in thousands)
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(46,919)	$(772,584)	$755,384	$(64,119)
Rebates and Other	(136,449)	(443,797)	407,018	(173,228)
Total	$(183,368)	$(1,216,381)	$1,162,402	$(237,347)

Current Liabilities
Returns	$(64,144)	$(85,990)	$40,369	$(109,765)
Other (2)	(43,186)	(73,768)	61,637	(55,317)
Total	$(107,330)	$(159,758)	$102,006	$(165,082)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes indirect rebates and amounts due to customers.

Chargebacks at March 31, 2017, decreased approximately $14.7 million compared to March 31, 2016.  This decrease is primarily attributable to continuing pricing pressure during the year.

Inventory.  Inventories are stated at the lower of cost or market.  Cost is determined as follows: raw and packaging materials mainly on a weighted-average cost basis; finished goods products and products still in process, mainly on a weighted-average production cost including direct and indirect, or overhead, manufacturing expenses.  Our finished goods inventories generally have a limited shelf life and are subject to obsolescence as they approach their expiration dates.  As a result, we record a reserve against our entire finished goods inventory with expiration dates of less than 12 months and use historical experience to estimate the reserve for products with expiration dates of more than 12 months from the balance sheet date.  When available, we use actual data to validate our estimates.  We regularly evaluate our policies and the carrying value of our inventories and establish a reserve against the carrying value of our inventories.  The determination that a valuation reserve is required, as well as the appropriate level of such reserve, requires us to utilize significant judgment.  Although we make every effort to ensure the accuracy and reasonableness of our forecasts of future demand for our products, any significant unanticipated decreases in demand, or unanticipated changes in our major customer inventory management policies, could have a material impact on the carrying value of our inventories and reported operating results.

Valuation of Long-Lived Assets and Goodwill.  We evaluate our long-lived assets for impairment and perform annual impairment testing for goodwill and other indefinite-lived intangible assets and other long-lived assets at the year-end, on March 31, when impairment indicators exist.  Impairments are recorded for the excess of a long-lived asset’s carrying value over fair value. Some examples of impairment indicators are as follows:

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

For the years ended March 31, 2017, 2016 and 2015, the Company recorded $0, $2, and $0 million impairment charges, respectively, primarily related to certain intellectual property as the Company is no longer selling a certain product.

We estimate the fair value of goodwill using a two-step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments of goodwill for the years ended March 31, 2017, 2016 and 2015.
Income Taxes.  We determine deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws.  Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  As of March 31, 2017, 2016 and 2015, Management determined that it was more likely than not that we will not benefit from the deferred tax assets in Ireland and certain other subsidiaries.  Therefore, for these locations a full valuation allowance was provided against the deferred tax assets.  In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

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

In January 2017, the FASB issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350).” The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year (early adoption is permitted). We are currently evaluating the potential effect of the adoption of ASU 2017-04 on our financial position and results of operations.

In August 2016, the FASB issued ASU No.2016-15, “Statement of Cash Flows (Topic 230).”  The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle.  The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted).  We are currently evaluating the potential effect of the adoption of ASU 2016-15 on our financial position and results of operations.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326).”  The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year.  We are currently evaluating the potential effect of the adoption of ASU 2016-13 on our financial position and results of operations.

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842).”  The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (early adoption is permitted).  The adoption of ASU 2016-02 is not expected to have a material impact on our financial position or results of operations.

In January 2016, the FASB issued ASU No.2016-01, "Financial Instruments-Overall (Subtopic 825-10).”  The amended guidance focuses on the recognition and measurement of financial assets and liabilities.  The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  The adoption of ASU 2016-01 is not expected to have a material impact on our financial position or results of operations.

In November 2015, FASB issued ASU No.2015-17, “Income Taxes (Topic 740).”  The amended guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet.  The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted).  The adoption of ASU 2015-17 is not expected to have a material impact on the Company’s financial position or results of operations.

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).”  The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers.  Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016), as a result of the FASB announcing a one year deferral.  Either a full retrospective method or modified retrospective method is permitted.  We continue to monitor any clarifications and modifications made by the FASB.  The Company will adopt the new revenue standard effective April 1, 2018, and is currently evaluating the use of the modified retrospective method and its potential effect of the adoption on our financial position and results of operations.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended March 31,
	2017	2016	2015
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	23.7%	17.9%	21.6%
Impairment	*	0.2%	*
Gross profit	76.3%	81.9%	78.4%
Operating expenses:
Research and development	8.0%	7.5%	7.6%
Selling, marketing, general and administrative	9.7%	9.7%	10.2%
Settlements and loss contingencies	*	0.1%	(0.5%)
Total operating expenses	17.7%	17.3%	17.3%
Operating income	58.6%	64.6%	61.1%
Financial income, net	(3.9%)	(2.1%)	(5.9%)
Other gain, net	1.3%	0.3%	0.4%
Income before income taxes	63.8%	67.0%	67.4%
Tax expense	11.8%	10.0%	11.1%
Income from continuing operations	52.0%	57.0%	56.3%
Net loss from discontinued operations attributable to Taro	*	*	(0.1%)
Net income	52.0%	57.0%	56.2%
Net income attributable to non-controlling interest	*	*	0.1%
Net income attributable to Taro	52.0%	57.0%	56.1%

*	Less than 0.05%

YEAR ENDED MARCH 31, 2017 COMPARED WITH YEAR ENDED MARCH 31, 2016

Sales.  For the year ended March 31, 2017, sales decreased $71.4 million, or 7.5%, compared to the same period in 2016.  Sales in the United States during the year ended March 31, 2017 decreased $79.9 million or 9.2%, compared to the same period in 2016.  We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA. There are no products in the year ended March 31, 2017, that represent more than 10.0% of consolidated net sales; while Clobetasol represented 10.7% in 2016.  The Company actively manages its product portfolio to assess pricing relative to market dynamics.  Sales in Israel and other international markets increased $7.5  million, or 26.0%, primarily due to increased volumes on certain products.  Sales in Canada increased $1.0 million, or 1.8%, compared to the year ended March 31, 2016, due to increased market share on certain products.  Total Company volumes increased 2% as compared to 2016 on the strength of our generic business.

Cost of Sales.  Cost of sales, as a percentage of net sales, increased to 23.7% in the year ended March 31, 2017, compared to 17.9% in 2016.  This increase is primarily related to increased sales volumes of 2% compared to prior year, in addition to the challenging pricing environment effecting net selling price, product mix and increased royalties.

Gross Profit.  The Company’s gross profit was $671.3 million, or 76.3% of net sales, in the year ended March 31, 2017, while gross profit was $779.0 million, or 81.9% of net sales in the same period in 2016.  The decrease in 2017 was primarily the result of increased competition and the challenging pricing environment, as noted above.

Research and Development.  Research and development (“R&D”) expenses decreased $0.5 million in the year ended March 31, 2017, compared to the previous year.  The decrease in R&D expenses was primarily the result of lower clinical study expenses.  As a percentage of net sales R&D expenses increased 0.5% to 8.0% in the year ended March 31, 2017, compared to the previous year.

Selling, Marketing, General and Administrative.  In the year ended March 31, 2017, selling, marketing, general and administrative (“SMG&A”) expenses decreased $6.7 million primarily as a result of reduced Keveyis® spend and certain other savings.  As a percentage of net sales, SMG&A remained flat at 9.7%.

Settlements and Loss Contingencies.  Settlements and loss contingencies expense was $0 million in the year ended March 31, 2017, compared to an expense of $1.0 million in 2016 primarily due to the Utah AWP settlement.

Operating Income.  In the year ended March 31, 2017, the Company had operating income of $515.0 million compared to $614.5 million in the same period in 2016, a decrease of $99.5 million.  This decrease is primarily attributed to the decrease in gross profit, which is partially offset by lower SMG&A expenses.  Operating income, as a percentage of sales, decreased to 58.6% in the year ended March 31, 2017 from 64.6% in the same period in 2016.

Financial Income, Net.  Financial income, net results principally from interest income and the impact of foreign currency exchange rate fluctuations.  Net financial income was $34.6 million in the year ended March 31, 2017, compared to $19.7 million for the year ended March 31, 2016, an increase of $15.0 million, or 76.1%.  The change in financial income, net from 2016 to 2017 reflects the favorable impact of the change in foreign currency exchange rates related primarily to the cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.  This is principally driven by the strengthening of the U.S. dollar compared to the Canadian dollar at a slightly lower rate compared to the prior year.

Taxes.  Tax expense in the year ended March 31, 2017 was $103.8 million, compared to $95.3 million in the same period in 2016, an increase of $8.5 million.  The effective tax rate increased 3.5% mainly due to the recognition of $36.0 million of tax loss carry-forwards and investment tax credits resulting from the acquisition of Zalicus in 2016.  As of March 31, 2017, we had carryforward tax losses of $11.1 million in the United Kingdom, $18.6 million in Canada, and $67.2 million in Ireland.  Please refer to Item 8.a. for information relating to Israel carryforward tax losses.

Net Income attributable to Taro.  Net income decreased $84.6 million to $456.4 million for the year ended March 31, 2017, from $540.9 million in the prior year, by reason of the factors noted above.

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

Research and Development.  R&D expenses increased $5.7 million, or 8.6%, in the year ended March 31, 2016 compared to the previous year.  The increase in R&D expenses was primarily the result of an increase in clinical studies related to development of generic products.

Selling, Marketing, General and Administrative.  In the year ended March 31, 2016, selling, marketing, general and administrative (“SMG&A”) expenses increased $4.7 million primarily as a result of increased advertising and promotion.  As a percentage of net sales, SMG&A decreased to 9.7% from 10.2% in 2015.

Settlements and Loss Contingencies.  Settlements and loss contingencies expense was $1.0 million in the year ended March 31, 2016, related to the Utah AWP settlement, compared to a $4.2 million credit in 2015, the net result of which resulted in the reversal of a portion of the associated reserve.

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

Taxes.  Tax expense in the year ended March 31, 2016 was $95.3 million, compared to $96.1 million in the same period in 2015, a decrease of $0.8 million.  The effective tax rate decreased 2% due to the recognition of approximately $36 million of tax loss carry-forwards and investment tax credits resulting from the acquisition of Zalicus.  As of March 31, 2016, we had carryforward tax losses of approximately $10.5 million in the United Kingdom and $70.4 million in Ireland.  We also had available carryforward capital losses of $74.0 million in Israel, which can only be used to offset capital gains.

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

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the period indicated:

			Rate of (Appreciation)
			Devaluation		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2015	(1.01%)	1.20%	14.04%	14.41%	3.98	1.27
3/31/2016	(0.71%)	1.27%	(5.28%)	2.36%	3.77	1.30
3/31/2017	0.92%	1.56%	(3.71%)	2.31%	3.63	1.33

(1)	Bank of Israel.
(2)	Bank of Canada.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term deposits, and marketable securities, increased $158.1 million from March 31, 2016 to $1.4 billion at March 31, 2017.  Total shareholders’ equity increased from $1.9 billion at March 31, 2016 to $2.1 billion at March 31, 2017, principally due to net income of $456.7 million, offset by the repurchase of $294.9 million in treasury stock.

In December 2013, we completed a modified “Dutch auction” tender offer whereby we repurchased an aggregate of 1,959,514 ordinary shares at the final purchase price of $97.50 per share, for an aggregate purchase price of $193.0 million (including fees and expenses related to the tender offer).

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  On August 19, 2016, we announced the completion of this program, with the last shares being purchased on August 18, 2016.  Under the program, the Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share.

On November 23, 2016, the Company announced that its Board of Directors approved a new $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  As of March 31, 2017, we repurchased a total of 518,965 of our ordinary shares at an average price of $104.56 per share, in accordance with a 10b5-1 program.  During the year ended March 31, 2017, the Company repurchased 2,252,725 shares between the two programs.

Net cash provided by operating activities for the year ended March 31, 2017 was $437.5 million, compared to $395.1 million, in the year ended March 31, 2016, an increase of $42.4 million.  For the year ended March 31, 2017, the Company had net cash used in investing activities of $117.8 million compared to $284.7 million for the year ended March 31, 2016.  For the year ended March 31, 2017, the Company had net cash used in financing activities of $294.9 million compared to $15.3 million for the year ended March 31, 2016.

The change in our liquidity for the year ended March 31, 2017 resulted from a number of factors, including:

•

Net cash provided by operating activities consists primarily of net income of $456.7 million, deferred income taxes , net of $73.7 million, a decrease in trade receivables, net of $34.4 million and non-cash items of depreciation and amortization and impairment of long-lived assets of $15.1 million; offset by increases in income tax receivables of $70.4 million, inventories and other receivables, prepaid expenses and other of $8.8 million, decreases in trade payables, other accounts payable, accrued expenses and income tax payables of $35.5 million, the effect of exchange differences on intercompany balances of $6.0 million, the foreign exchange effect of bank deposits of $15.2 million and gain on sale of long-lived assets of $8.4 million.

•

Net cash used in investing activities consists of the purchase of plant, property and equipment, which consumed $35.8 million, and investment in long-term deposits and other assets of $286.6 million, offset by proceeds from short-term bank deposits, net of $196.2 million and proceeds from sale of long-lived assets of $8.5 million.

•	Net cash used in financing activities consists of the repurchase of $294.9 million of treasury stock.

Debt

As of March 31, 2017, we had no debt, as the mortgage for the U.S. headquarters was repaid in December 2015.  (For more on our debt obligations, see Note 13 to the consolidated financial statements included in this 2017 Annual Report.)

In November 2014, the Company paid $10.7 million, comprised of $10.1 million of principal and $0.6 million of interest in order to retire debentures.

During the the year ended March 31, 2017, we did not incur any additional indebtedness, including increases in our borrowing capacity under any refinancing.

Liquidity

On March 31, 2017, we had total cash and cash equivalents and short-term bank deposits of $1.4 billion and no indebtedness.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of March 31, 2017 and 2016, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had no available and undrawn credit facilities in place at March 31, 2017.

Capital Expenditures

We invested $35.8 million in capital equipment and facilities in the year ended March 31, 2017 and $19.0 million in the year ended March 31, 2016.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada, expanding our serialization capabilities, and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain research and development, manufacturing, and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2017 Annual Report.)

C. RESEARCH AND DEVELOPMENT, PATENTS, TRADEMARKS AND LICENSES

We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

Recruiting talented scientists is essential to the success of our research and development programs.  Approximately 16% of our employees work in our worldwide research and development programs.

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

For the years ended March 31, 2017, 2016 and 2015, we spent $70.6 million, $71.2 million and $65.5 million on research and development activities.  Taro’s Management estimates that research and development expenses were allocated 70% to generic pharmaceuticals, 20% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry for the year ended March 31, 2017.

Pharmaceutical Products

In the year ended March 31, 2017, we received 11 ANDA approvals, 3 of which were tentatively approved for products developed/manufactured in Canada and Israel.  The following table sets forth the approvals received in the United States from the FDA from April 1, 2016 through March 31, 2017:

FINAL NDA/ANDA APPROVALS

Brand Name
Diclofenac Sodium Topical Gel 3%	Solaraze®
Fluocinolone Acetonide Topical Oil 0.01% (Body and Scalp Oil)	Dermasmoothe®
Desloratadine Oral Solution 0.5mg/ml	Clarinex®
Adapalene Topical Gel 0.3%	Differin®
Naftifine Hydrochloride Topical Cream 1%	Naftin®
Acyclovir Topical Ointment 5%	Zovirax®
Metronidazole Topical Gel 1%	Metrogel®
Brompheniramine Maleate; Dextromethorphan HBr;Pseudoephedrine HCl Oral Solution 2mg;10mg;30mg/5ml	Bromfed-Dm®

TENTATIVE ANDA APPROVALS

Betamethasone Valerate Topical Foam 0.12%	Luxiq®
Clindamycin Phosphate and Benzoyl Peroxide Gel 1.2%/3.75%	Onexton®
Clobetasol Propionate Topical Spray 0.05%	Clobex®

As of March 31, 2017, 33 of our ANDAs, not including the tentative approvals listed above, were being reviewed by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2017:

	Payments due by period (in millions)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$3.75	$1.85	$1.61	$0.29	$—
Other Long-term liabilities (1)	6.11	0.12	1.31	1.36	3.32
Total	$9.86	$1.97	$2.92	$1.65	$3.32

(1)	Includes severance commitments and tax accruals.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2017:

Name	Age	Position
Dilip Shanghvi	61	Director and Chairman of the Board
Abhay Gandhi	52	Director, Vice Chairman and Interim Chief Executive Officer
Sudhir Valia	60	Director
Uday Baldota	47	Director
Linda Benshoshan	51	Director and Chairwoman of the Audit Committee
Elli Streit	76	Director and Chairman of the Compensation Committee
Dov Pekelman	77	Director and Chairman of the Social Responsibility Committee
James Kedrowski	65	Director
Mariano Balaguer	44	Vice President, Chief Financial Officer and Chief Accounting Officer
Stephen Manzano, Esq.	52	Group Vice President, General Counsel, Secretary & Corporate Compliance
Avi Avramoff, Ph.D.	52	Global Vice President, Research and Development
Itamar Karsenti	45	Vice President, Head of Operations, Haifa
Michael Teiler	54	Group Vice President, Portfolio Management
Daryl LeSueur	54	Vice President, Head of Operations, Brampton
Michael Perfetto	56	Group Vice President and Chief Commercial Officer of the Generic Rx and OTC Business
Michele Visosky	51	Group Vice President, Human Resources
Jayesh Shah	61	Head of Procurement
Chantal LeBlanc	54	Vice President, Global Quality

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law of Mr. Dilip Shanghvi.  Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as director and Chairman from September 2010 to April 2012.  He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry.  A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2016 PADMA SHRI (Fourth Highest Civilian Award) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012,

Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011.  He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005.  Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Abhay Gandhi became Vice Chairman, Director and Interim Chief Executive Officer in December 2016.  He will serve in the role of Interim Chief Executive Officer until Mr. Uday Baldota assumes the duties of Chief Executive Officer.  Mr. Gandhi was appointed Chief Executive Officer of Sun Pharmaceutical Industries, Inc. (“Sun Pharmaceuticals”) in November 2016.  Prior to joining Sun Pharmaceuticals, Mr. Gandhi served as a Director starting in November 2014, and as the CEO – India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions.  Prior to that appointment, Mr. Gandhi was President – India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years.  Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd. From 2013 to 2015, he was a Member of the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014.  Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Management from the Institute of Chartered Financial Analysts of India (ICFAI University).

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

Uday Baldota became a member of the Taro Board in December 2016 and will assume the role of Chief Executive Officer in 2017.  Mr. Baldota is currently Executive Vice President & Chief Financial Officer of Sun Pharma.  He has led their global Finance function since June 2012 and was designated as the Chief Financial Officer in August 2014.  He is a member of the global Core Management Team of Sun Pharma.  From June 2005 to May 2012, Mr. Baldota served in various leadership positions as a Vice President and later Senior Vice President reporting to the Chairman and Managing Director of Sun Pharma.  Mr. Baldota’s areas of responsibility over his tenure at Sun Pharma have included accounting, M&A, business finance, tax, treasury, insurance, controllership, legal, corporate secretarial, corporate communication and internal audit.  Mr. Baldota was the Vice President Purchasing of Lafarge India Limited from March 2003 to June 2005 and served as its Head of Information Technology from November 1999 to March 2003.  Prior to that, Mr. Baldota served in various IT and marketing roles with Sun Pharma between May 1995 and November 1999.  Mr. Baldota earned a Bachelor of Technology in Chemical Engineering from Indian Institute of Technology, Delhi, and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.

Linda Benshoshan became a member of the Taro Board in December 2016; served as a member of the board of Israel Discount Bank from November 2014 until May 2017.  Mrs. Benshoshan has been a Partner at FORMA Real Estate Funds since November 2016 and a lecturer at the College of Management in Israel since October 2009.  Over the last five years, Mrs. Benshoshan has served in various capacities within the finance and academic sphere, including, as a member of the advisory board at ALTO Real Estate Funds; a member on the board and Chairwoman of the marketing committee at Tel-Aviv Stock Exchange Ltd; CEO of Aluminum Construction Pro Ltd; an External Director and Chairwoman of the investments committee at ‘Rom’ and ‘Agur’ Study Funds; and a member on the board of Aloni-Hetz Properties and Investments Ltd.  Mrs. Benshoshan holds a B.A. in Economics and Sociology and an M.B.A.in Finance and Banking, from the Hebrew University of Jerusalem.

Elhanan (Elli) Streit became a member of the Taro Board in December 2016; has served as a member of the Board of Governors of Tel Aviv University since 2000.  From August 2007 to August 2014, Mr. Streit served on the board of directors of ITGI Medical Ltd. and served on the board of directors of Medigus Ltd. from July 2007 to May 2013.  He served a six year tenure from 2001 to 2007 on the board of NCR Global Ltd. (formerly Retalix Ltd), including as Chairman of the audit committee.  Mr. Streit has over 30 years of experience in multinational business development, corporate finance, private equity, international trade and transfer of technologies and provides investment banking advisory services to companies primarily in the health care sector, and provides advice on capital raisings, licensing of intellectual property and strategic partnerships to established and growing companies.  Notably, Mr. Streit was appointed to Managing Director of Yeda Research and Development Company Ltd., the commercial arm of the Weizmann Institute of Science, where he served nearly five years, starting in 1982.  Mr. Streit earned a Bachelor of Arts degree in economics and political science from the Hebrew University of Jerusalem and a Master of Business Administration in finance and marketing from the University of Pennsylvania—the Wharton School.

Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013.  Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Enzymotec (NASDAQ:ENZY).  He serves as Dean of the Business School at the Interdisciplinary Center (IDC), Herzliya, Israel, and is Chairman of the IDC Corporation, the center’s economic arm.  Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel.  He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

James Kedrowski became a member of the Taro Board in May 2011.  In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013.  Mr. Kedrowski has been with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and is currently its President.  Mr. Kedrowski’s prior experience includes over 20 years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all chemicals, energy, and carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the United States before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia.  Mr. Kedrowski then returned to the United States as Operational Vice President for seven North American Industrial Chemicals plants.

Mariano Balaguer became Chief Financial Officer, Chief Accounting Officer and Finance Vice President of the Company in October 2016.  Mr. Balaguer has nearly 20 years of global professional finance and management experience.  Most recently, Mr. Balaguer was Vice President, CFO for the Global Strategic Portfolio Division at Henry Schein, a worldwide distributor of medical, dental and veterinary supplies including vaccines, pharmaceuticals, financial services and equipment.  Mr. Balaguer’s prior experience includes, serving as Vice President, CFO North America for Novartis Consumer Health providing support to the U.S., Canada and Puerto Rico businesses and prior to that as VP, Global Head of Business Planning and Analysis for the Consumer Health division.  Preceding Novartis until 2010, Mr. Balaguer worked in several divisions of Nestle in the US, Italy, France and Argentina for over 10 years with his last two years serving as Global Finance Head Performance Nutrition Division.  Mr. Balaguer earned a Bachelor’s Degree in Economics from the Universidad Nacional de Cuyo, Argentina and an MBA from New York University Stern School of Business.

Stephen Manzano, Esq. became Group Vice President, General Counsel, Secretary & Corporate Compliance in August 2014.  In addition to his secretarial duties, he is responsible for the legal affairs of Taro, and leading Taro’s emphasis on fulfilling its corporate compliance responsibilities.  Mr. Manzano had been Interim General Counsel, Secretary and VP of Compliance since 2012 and, prior to that, VP, Corporate Affairs, Secretary and Associate General Counsel of Taro U.S.A. since September 2010, after joining Taro in September 2008 as Associate General Counsel of Taro U.S.A.  Prior to joining Taro, Mr. Manzano was in private practice since 1992, which included being a partner at Kennedy Covington and beginning his legal career as an associate at Dewey Ballantine.

Avi Avramoff, Ph.D. joined our Company in October 2011 as Global Vice President, Research & Development.  He is responsible for the Company’s new products development, and the management of the R&D Pharma and Chemistry, R&D Analytical Laboratories, Preclinical, Pharmacokinetic and Clinical Studies, Regulatory Affairs and Pharmacovigilance in all of Taros’ sites.  He has penned various publications and abstracts in the field of pharmacy, as well as several patents and patent applications.  Prior to joining our Company, Dr. Avramoff worked  as Vice President, Research & Development at Dexcel Pharma.

Itamar Karsenti joined our Company in December 2014 and currently serves as Vice President, Head of Operations, Haifa.  Mr. Karsenti is the operations lead for our Israeli facility located in Haifa.  He is responsible for Pharma and API Manufacturing, Supply Chain Management, Engineering and Environmental Health and Safety (EH&S).  Mr. Karsenti also provides leadership oversight on sales and marketing, human resources, IT and finance in Haifa.  Prior to joining Taro, Mr. Karsenti worked for Teva Pharmaceutical Industries Ltd. since 2002, where he recently served as Executive Director, Jerusalem OSD site manager.

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

Daryl LeSueur joined our Company in April 2014 and currently serves as Vice President, Head of Operations, Brampton, Canada.  He is responsible for providing strategic leadership and tactical support for our Brampton manufacturing facility which includes Manufacturing and Packaging Operations, Pharmaceutical Technologies, Engineering, Materials Management and Procurement, Warehouse and Distribution.  Mr. LeSueur has over 31 years of Pharmaceutical Production and Manufacturing Operations experience.  Prior to joining Taro, Mr. LeSueur was with Progenitor Cell Therapy, LLC (Progenitor) since 2009, where he served as Vice President Manufacturing Operations.  Prior to Progenitor, Mr. LeSueur served as Vice President for Teva Pharmaceuticals, Barr Pharmaceuticals Inc. and Novartis.

Michael Perfetto joined our Company in January 2013 and currently serves as Group Vice President, Chief Commercial Officer of the Generic Rx and OTC business.  Mr. Perfetto is the commercial lead of our generic and OTC product lines, including Sales, Marketing, Sales Operations, and Distribution in Canada, Israel and the United States.  Mr. Perfetto has over 26 years of pharmaceutical Sales and Marketing experience.  Prior to joining Taro, Mr. Perfetto was with Actavis Inc. since 2003, where he served as Vice President of Rx Sales and Marketing.  Prior to Actavis, Mr. Perfetto worked in National Accounts Sales positions for Barr Laboratories Inc. and Fisons Pharmaceuticals Pvt. Ltd.

Michele Visosky joined our Company in January 2004 in the Human Resources department.  She is currently Group Vice President, Human Resources and heads the department in Canada, Israel and the United States.  Ms. Visosky has over 26 years of human resources experience, the majority of which were spent in management level roles.  Prior to joining Taro, Ms. Visosky worked at Micro Warehouse, Inc. and PricewaterhouseCoopers LLP, holding progressively responsible human resources positions, with the last one as Senior Vice President, Human Resources.

Jayesh Shah joined our Company in December 2011 as Head of Procurement.  His responsibilities include procurement of raw materials, capital items and services for North America.  Prior to joining Taro, Mr. Shah worked at Caraco Pharmaceutical Laboratories, Ltd. (now known as Sun Pharmaceutical Industries, Inc.), a subsidiary of Sun Pharma, in 2000 and worked there until 2011.  Prior to that, Mr. Shah worked at Sun Pharma in India from 1997 to 2000.  From 1977 to 1997, Mr. Shah was a proprietor of J.B. Trading Corporation, an import/export company located in Mumbai, India.

Chantal LeBlanc joined our Company in August 2014 and currently serves as Vice President, Global Quality.  Ms. LeBlanc is responsible for the Quality and cGMP compliance activities at our Canada and Israel manufacturing locations as well as our operations in the United States.  Ms. LeBlanc has 32 years of experience in the biotechnology and pharmaceutical industries.  Prior to joining Taro, Ms. LeBlanc was the Global Quality Director of GSK Vaccines in Belgium from 2007 to 2014.  Prior to GSK, Ms. LeBlanc was a Quality/Compliance expert for 10 years.  Ms. LeBlanc started her career as a Quality site Director for Kempac- Polylab Inc. then Pharmascience Inc. in Montreal for a cumulative of 12 years.  Ms. LeBlanc qualified as a Health Canada field inspector in 2001.

B. COMPENSATION

Our directors are paid NIS 148,575 per year for their service as directors and NIS 5,715 for each board and committee meeting they attend, linked to the Israeli CPI, for their service as directors.  Dilip Shanghvi and Sudhir Valia are paid approximately $1.8 million and $1.2 million per year, respectively, for their service in addition to their duties as directors.  During the year ended March 31, 2017, Mr. Dov Pekelman received an increased annual fee of NIS 244,725 as of January 1, 2017 due to his role in the establishment of a Social Responsibility Committee.  The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We incurred an aggregate of approximately $7.9 million to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended March 31, 2017.  This amount does not include certain additional benefits which, as to all directors and executive officers as a group, aggregated $0.2 million.  In addition, approximately $0.4 million was set aside in 2017 to provide certain executive officers and directors with pension, retirement or similar benefits.  During the year ended March 31, 2017, the Company’s executive officers and directors did not receive any options to purchase Taro‘s ordinary shares.

As of March 31, 2017, the Company’s executive officers and directors held no options to purchase ordinary shares.

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

Under our Articles of Association, our Board may consist of between 5 and 25 directors.

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

Under the Israeli Companies Law, nominations for directors may be made by any shareholder holding at least 1% of our outstanding voting power.  However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our company.  Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that they have the required skills and availability to carry out their duties and providing details of such skills and that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Israeli Companies Law has been provided.

We do not have any service contracts with any of our directors that would provide for benefits upon termination of employment.

Our Board currently consists of eight directors.  The following members of our Board have been determined to be independent within the meaning of applicable NYSE regulations: Linda Benshoshan, Elli Streit and Dov Pekelman.

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

Linda Benshoshan and Elli Streit currently serve as statutory external directors on the Company’s Board.  Our Board has determined that Linda Benshoshan possesses accounting and financial expertise, whereas Elli Streit possesses professional competence, as required of our statutory external directors under the Israeli Companies Law.

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

Qualifications of Directors Generally Under the Israeli Companies Law

Under the Israeli Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely statutory external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to statutory external directors).  In accordance with the Israeli Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors.  Based on the foregoing considerations, our Board of Directors determined that the number of directors with accounting and financial expertise in our company shall not be less than one.  As described above, currently Linda Benshoshan has been determined by the board to possess such accounting and financial expertise.

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

The Israeli Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole.  Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.  As of the date of this 2017 Annual Report, we have not elected to adopt these corporate governance rules.

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

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised exclusively of Board members.  Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees), must include at least one statutory external director and the audit committee and compensation committee must be composed of at least three directors and include all statutory external directors.  Our Board currently has three committees—an Audit Committee, a Compensation Committee and a Social Responsibility Committee.

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

A person who is not qualified to serve as a member of the audit committee may not be present at the committee’s meetings and at the time resolutions are adopted thereby, unless such person’s participation is required in order to present to the committee a particular matter.

Currently, our Audit Committee consists of the following directors: Linda Benshoshan, Elli Streit, and Dov Pekelman, all of whom have been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC.  Linda Benshoshan and Elli Streit are statutory external directors.  Linda Benshoshan is the chairwoman of our Audit Committee.

Under the Israeli Companies Law and our Audit Committee charter, our Audit Committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including, in consultation with the company’s internal auditor or the independent auditor, making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions or transactions in which an office holder has a personal interest, (iii) determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed negligible or not and the approval requirements (including, potentially, the approval of the audit committee) for transactions that are not negligible including the types of transactions that are not negligible; (iv) where the Board approves the working plan of the internal auditor, examining such working plan before its submission to the Board and proposing amendments thereto, (v) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size), (vi) examining the scope of the company’s auditor’s work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the Board or the general meeting of shareholders) and (vii) determining procedures with respect to the treatment of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees.  Our Audit Committee also approves our financial statements in its role as a committee of the Board.  Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Israeli Companies Law, unless at the time of approval a majority of the committee’s members are present, a majority of whom consists of unaffiliated directors including at least one statutory external director.

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

The Audit Committee has reviewed and discussed with our Management our audited consolidated financial statements as of and for the year ended March 31, 2017.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 16, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board.  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2017 Annual Report.

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

Compensation Committee

On February 4, 2013, the Company established a Compensation Committee to comply with the requirements of Amendment No. 20 to the Israeli Companies Law (“Amendment 20”), which was effective as of December 2012.  Currently our Compensation Committee consists of the following directors: Elli Streit (who serves as chairman of the committee), Linda Benshoshan, and Dov Pekelman, each of whom has been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC, and all of our statutory external directors are members of the Compensation Committee.

Amendment 20 also required us to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, and exemption from liability and indemnification.  For a company such as ours that is not a new public company, the Israeli Companies Law (based on Amendment 20) requires that we adopt a new compensation policy, or renew our existing compensation policy, at least once every three years, via the approval of our Compensation Committee, Board and shareholders (including a special majority of our non-controlling, disinterested shareholders).  Under the Israeli Companies Law, the Board may adopt the compensation policy even if it is not approved by the shareholders, provided that following non-approval of such policy by the shareholders, the Compensation Committee and the Board revisit the matter and determine that the adoption of the compensation policy is beneficial to the company. Our initial compensation policy was approved by our Board, upon the recommendations of our Compensation Committee, and was approved by our shareholders on September 12, 2013, and ratified and approved again on March 27, 2014.  In December 2016, following its approval by our Compensation Committee and Board, our renewed compensation policy was approved by a majority of our shareholders, but not by the requisite special majority of the non-controlling, disinterested shareholders.  As permitted under the foregoing provision of the Israeli Companies Law, our Compensation Committee and Board reconsidered the renewed compensation policy, determined that its adoption was beneficial to our Company based on several factors, and adopted it on February 9, 2017. Despite that approval, we have committed to reviewing our renewed compensation policy in light of the feedback that we received from our shareholders and shareholder advocacy organizations, and intend to bring an amended version for shareholder vote once again at our 2017 annual shareholder meeting.

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

Our Compensation Committee is responsible for recommending the compensation policy to our Board for its approval (and subsequent approval by our shareholders) and is charged with duties related to the compensation policy and to the compensation of our office holders as well as functions related to approval of the terms of engagement of office holders, including:

•

recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years for a company such as ours);

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

Social Responsibility Committee

On February 9, 2017, the Board established a Social Responsibility Committee to assist the Company in overseeing its corporate social responsibility activities at its sites worldwide.  These activities may include community outreach programs, philanthropy, employee volunteer activities, academic relations and patient assistance.  Dov Pekelman is the chairman of our Social Responsibility Committee.

Nominating Committee

Our Board does not currently have a nominating committee, as director nominations are made in accordance with the terms of our articles, as described in “Board of Directors” above.  We rely upon the exemption available to foreign private issuers under the Listed Company Manual of the NYSE from the NYSE listing requirements related to creation of a nominating committee.  Also see Item 16.G “Corporate Governance” below.

D. EMPLOYEES

The following table sets forth the number of full-time equivalents as of March 31, 2017*:

	United States	Canada	Israel	Total
Sales and Marketing	134	38	33	205
Administration	64	34	41	139
Research and Development	15	72	139	226
Production and Quality Control	—	350	493	843
Total	213	494	706	1,413

The following table sets forth the number of full-time equivalents as of March 31, 2016*:

	United States	Canada	Israel	Total
Sales and Marketing	137	36	35	208
Administration	61	33	42	136
Research and Development	13	65	129	207
Production and Quality Control	—	353	504	857
Total	211	487	709	1,407

The following table sets forth the number of full-time equivalents as of March 31, 2015*:

	United States	Canada	Israel	Total
Sales and Marketing	141	30	35	206
Administration	53	30	43	126
Research and Development	14	57	135	206
Production and Quality Control	—	318	484	802
Total	208	435	696	1,339

*	In the United States, distribution employees are included in the Sales and Marketing category.

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

The Board approved a new collective bargaining agreement dated January 5, 2017, (the “Collective Bargaining Agreement”) that amends and extends the collective bargaining agreement dated as of April 6, 2011 among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees.  The Collective Bargaining Agreement has a term of three years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term.  The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances.  In addition, as of May 2006, under a collective agreement signed by the Manufacturers Association, we are obligated to contribute to a pension plan, amounts equal to a certain percentage of the employees’ wages, and Section 14 of the Severance Pay Law (“Section 14”) applies to most of our employees.  Since 2011, the Company’s obligations to the employees’ pension plan have been governed by the Collective Bargaining Agreement, including the applicability of Section 14 to the Company’s employees and the provision rates to the various provident funds.  We are complying with these obligations.  We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or the Managers’ Insurance.  These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a pension or a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment.  Under Section 14 of the Severance Pay Law, in the event of dismissal, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay.  In addition to the severance pay, each employee contributes an amount equal to 5.75%-7.0% of their salary towards their pension plan.  The Company contributes an additional sum between 6.25% - 7.5% of the employee’s salary.  Beginning in July 2016, the minimum numbers increased according to Israeli law. Employees will currently contribute at least 5.75% of their salary toward their pension plan, and the Company contributes an additional sum of at least 6.25% of the employee's salary.  Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance.  The payments to the National Insurance Institute are approximately 19.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.0% and we contribute approximately 7.5%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2017.  The percentage of ownership is based on ordinary shares outstanding as of March 31, 2017.  None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

		Percentage of
	Number of Ordinary	Outstanding Ordinary
Name	Shares	Shares
Dilip Shanghvi (1)	—	0.00%
Abhay Gandhi	—	0.00%
Sudhir Valia (2)	—	0.00%
Uday Baldota	—	0.00%
Linda Benshoshan	—	0.00%
Elli Streit	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Mariano Balaguer	—	0.00%
Stephen Manzano, Esq.	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Itamar Karsenti	—	0.00%
Michael Teiler	—	0.00%
Daryl LeSueur	—	0.00%
Michael Perfetto	—	0.00%
Michele Visosky	*	*
Jayesh Shah	—	0.00%
Chantal LeBlanc	—	0.00%
Total for all directors and officers (18 persons) listed above, as a group	*	*

*	Less than 1%
(1)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.4% of Sun Pharma.  As of March 31, 2017, Sun Pharma and its affiliates owned 72.8% of Taro’s outstanding ordinary shares.

(2)	Sudhir Valia is also a director of Sun Pharma. As of March 31, 2017, Sun Pharma and its affiliates owned 72.8% of Taro’s outstanding ordinary shares.

The following table sets forth certain information regarding the ownership of our founders’ shares as of March 31, 2017.  The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2017.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd. (1)	2,600	100.00%

(1)

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

As of March 31, 2017, the directors and executive officers listed above held no options to purchase our ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2017, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares.  Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares.  The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares.  Percentage ownership is based on 40,513,209 ordinary shares outstanding as of March 31, 2017.

	Ordinary Shares		Percent of Ordinary
Name	Beneficially Owned		Shares Outstanding
Sun	29,497,813	(1)	72.8%

(1)	As reported on the Schedule 13D/A filed by Sun on November 27, 2013.

During the year ended March 31, 2014, the percent of ordinary shares owned by Sun increased from 65.9% to 68.9% due to our repurchase of 1,959,514 ordinary shares in December 2013.  During each of the years ended March 31, 2015 and 2016, there was no significant change in Sun’s ownership of our ordinary shares.  During the year ended March 31, 2017, the percentage of ordinary shares owned by Sun increased to 72.8% due to the repurchase of 2,252,725 shares during the year.  As of May 31, 2017, Sun’s ownership percentage increased an additional 0.1% to 72.9%, due to our continued repurchase of additional ordinary shares.

Founders’ Shares

At the formation of our Company in 1959, two classes of shares were created, founders’ shares and ordinary shares.  One-third of the voting power of all of our voting shares is allocated to the founders’ shares.  Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2017, Sun controls 81.9% of the voting power in our Company by reason of its (i) beneficial ownership of an aggregate of 72.8%  of our ordinary shares and (ii) ownership of the founders’ shares.  As of May 31, 2017, Sun controls 81.9% of the voting power in our Company due to the additional ordinary shares repurchased by the Company.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 81.9% of the voting power in our Company as of March 31, 2017, Taro has substantial relationships with Sun.  Certain of Taro Board members are also members of various Sun entities board of directors, including our

Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain of Taro’s officers and executives are also executives of Sun.

Arrangements with Sun

Since 2013, Taro has entered into various commercial transactions, including product distribution and logistics, manufacturing and service agreements with Sun in the ordinary course of our business.  The Company does not currently deem any of these transactions material or unusual and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties.  Additionally, pursuant to Israeli requirements, each of the material transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary, as defined in the Israeli Companies Law and therefore did not require shareholder approval.  The Audit Committee further determined the approval requirements for the different types of transactions.

In April 2016, Sun and Taro affiliates entered into a services arrangement (the “Services Agreement”) that is intended to allow the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America and Israel in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), Management, Procurement, and certain aspects of Commercial and Customer Service, Finance (including Accounts Receivable and Accounts Payable processing and Tax compliance), Regulatory Affairs. Supply Chain  and Operations (Management Services only) (each a “Service Area” and collectively, “Service Areas”).

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs to the applicable Services Areas, based upon the established allocation methodologies for each Service Area.  The Services Agreement requires our Audit Committee to review the Service Reports on a semi-annual basis and the Services Agreement as a whole, on an annual basis to determine its efficacy and whether it is in our best interests.

Each of the employees providing services under the Services Agreement is required to sign a written acknowledgment of his/her receipt of and agreement to be bound by (a) the confidentiality and non-disclosure agreement between Sun and Taro, and (b) guidelines for consideration in the performance of such services, including the identification of potential conflicts of interest.

In April 2017, the Board of Directors approved for Taro to negotiate an agreement with Sun whereby Taro's U.S. branded products team will promote a combined portfolio of Taro and Sun corticosteroid products.  Under this agreement, Sun will sell its products to customers and will pay Taro a percentage of the net sales for Taro's promotional services.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2017 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada.  A substantial amount of these products are exported, both to our affiliates and non-affiliates.  For a breakdown of our sales by geographic market for the past three years, see “Item 4—Information on the Company—Business Overview—Sales and Marketing.”

Legal Proceedings

From time to time, we are a party to routine litigation incidental to our business, including patent litigation resulting from our use of the patent challenge procedures set forth in the Hatch Waxman Act, product liability litigations, and employment litigations, none of which, individually or in the aggregate, is expected to have a material effect on our financial position or profitability.  Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability.

On September 8, 2016, Taro U.S.A. received a grand jury subpoena from the United States Department of Justice, Antitrust Division, seeking documents relating to corporate and employee records, generic pharmaceutical products and pricing, communications with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of responding to the grand jury subpoena.  Certain current and former officers in Taro U.S.A.’s commercial team have also received related subpoenas.

The Company and Taro U.S.A. have been named as defendants in numerous putative class action lawsuits brought by purchasers and payors of generic Clobetasol, Desonide, Fluocinonide, Econazole, and Clomipramine alleging that the Company and/or Taro U.S.A. have conspired with competitors to fix prices, rig bids or allocate customers in these markets.  Each of these cases has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.

The Company and two of its former officers were named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., No. 16-CV-08318, filed October 25, 2016, which is now pending in the United States District Court for the Southern District of New York.  The Company has not yet responded to the Complaint in the Speakes action.

In February 2017, the Company filed an appeal pursuant to Section 153 of the Income Tax Ordinance (New Version), 1961 in the Haifa District Court challenging the Israel Tax Authority’s (“ITA”) tax assessment and capital loss denial for the period January 1, 2010 through March 31, 2014.  The ITA issued a tax assessment for the defined period in the amount of $40.8 million (before interest, linkage and penalties) and determined that an unutilized capital loss in an amount of $74.6 million that has been claimed by the Company has been denied.  The Company has consulted with its tax advisors and believes it has a good position on the appeal.

Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

Subsequent to March 31, 2017, the Company received approvals from the FDA for four additional ANDAs: Tazarotene Cream, 0.1%, Felbamate Tablets, 400 mg and 600 mg, Felbamate Oral Suspension USP, 600 mg/5 mL, and Betamethasone Valerate Foam, 0.12%.

On April 25, 2017, Crescita Therapeutics Inc. (“Crescita”), announced it had entered into a development and commercialization license agreement with Taro, under which, Crescita has granted Taro an exclusive license to the rights to sell and distribute Pliaglis® in the U.S. market and for a second-generation enhanced version with patent pending.

During the period of June 1, 2017 through June 16, 2017, the Company repurchased 45,814 shares at an average price of $106.44 under its November 2016 authorization.  There is $187.2 million remaining for this authorization.  As a result of the repurchases, Sun’s ownership increased to 73.0% and its voting ownership increased to 82.0% as of June 16, 2017.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NYSE as of March 22, 2012, under the symbol “TARO.”  The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last five fiscal years as of the end of the reporting period of this 2017 Annual Report:

Year ended	High	Low
3/31/2013	$59.31	$35.55
3/31/2014	$121.32	$54.03
3/31/2015	$171.77	$103.80
3/31/2016	$156.98	$129.09
3/31/2017	$150.10	$93.68

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2017 Annual Report, and any subsequent period:

	High	Low
Year end March 31, 2016
First Quarter	$151.00	$135.50
Second Quarter	$154.50	$129.09
Third Quarter	$156.98	$135.44
Fourth Quarter	$154.74	$131.80

Year end March 31, 2017
First Quarter	$150.10	$130.08
Second Quarter	$146.01	$110.51
Third Quarter	$111.00	$93.68
Fourth Quarter	$123.39	$100.00

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last six months:

	High	Low
December 2016	$107.55	$100.31
January 2017	$108.21	$100.00
February 2017	$119.91	$104.25
March 2017	$123.39	$111.72
April 2017	$118.28	$114.21
May 2017	$117.26	$103.88

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

In February 2000, the Israeli Companies Ordinance (New Version—1983) was replaced with the Israeli Companies Law.  Because our Articles of Association were adopted before the enactment of the Israeli Companies Law, they are not always consistent with the provisions of the new law.  In all instances in which the Israeli Companies Law changes or amends provisions in the Companies Ordinance, and, as a result, our Articles of Association are not consistent with the Israeli Companies Law, the provisions of the Israeli Companies Law apply unless specifically stated otherwise in the Israeli Companies Law.

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

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this 2017 Annual Report) owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

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

Disclosure of Personal Interest of an Office Holder

The Company’s Articles of Association provide that a director must disclose his interest in a contract or arrangement at the meeting of the Board of Directors at which such contract or arrangement is first taken into consideration.  The Israeli Companies Law requires that an office holder (including a director) or a controlling shareholder who is aware that he or she has a personal interest in connection with any existing or proposed transaction by the company, promptly disclose to the company the nature of any personal interest that he or she may have, including all related material information or documents known to him or her.  “Personal Interest”, as defined by the Israeli Companies Law, includes an interest of any person in an act or transaction of the company, including interest of his relative or of a corporate body in which such person or his relative is either a holder of 5% or more of the corporate body shares or voting power, is a director or the chief executive officer (referred to as a “general manager” under the Israeli Companies Law), or is entitled to appoint at least one director or the general manager and including the personal interest of a person voting by a proxy granted to him/her by another person, even if the person so granting the proxy does not have a personal interest in the transaction.  In addition, the vote of a person who was granted a proxy from the shareholder who has a personal interest shall be deemed the vote of a shareholder having a personal interest, even if proxy holder has discretion on how to vote.  An interest stemming merely from ownership of shares in the company is not deemed a Personal Interest.  In the case of a non-extraordinary transaction, the office holder’s duty to disclose does not apply to a personal interest of the office holder’s relative.

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

Shareholder Meetings

Under our Articles of Association, a general meeting of the shareholders must be held at least once in every calendar year, but not more than 15 months after the last preceding meeting.  All general meetings must be held in Israel.  The Board of Directors may call an extraordinary general meeting of the shareholders at any time.  The Board shall convene an extraordinary general meeting of the shareholders, at the request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii)  one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power, provided that the request complies with the requirements provided by the Articles of Association, including but not limited to statement of the object of the meeting.  Any shareholder may appoint by power of attorney a person to act as his representative at a meeting.  The original instrument appointing a representative or a notarized copy must be deposited at the principal office of the Company at least 48 hours before the meeting.

The Israeli Companies Law requires that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of its board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Israeli Companies Law allows one or more of our shareholders holding at least 1% of the voting power of a company to request the inclusion of an additional agenda item for an upcoming shareholders meeting, assuming that it is appropriate for debate and action at a shareholders meeting.  Under recently adopted regulations, such a shareholder request must be submitted within three days or, for certain requested agenda items, seven days following our publication of notice of the meeting.  If the requested agenda item includes the appointment of director(s), the requesting shareholder must comply with particular procedural and documentary requirements.  If our board of directors determines that the requested agenda item is appropriate for consideration by our shareholders, we must publish an updated notice that includes such item within seven days following the deadline for submission of agenda items by our shareholders.  The publication of the updated notice of the shareholders meeting does not impact the record date for the meeting.  In lieu of this process, we may opt to provide pre-notice of our shareholders meeting at least 21 days prior to publishing official notice of the meeting.  In that case, our 1% shareholders are given a 14-day period in which to submit proposed agenda items, after which we must publish notice of the meeting that includes any accepted shareholder proposals.

Under the Israeli Companies Law, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

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

These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval (confirming that the purchaser would become a holder of 25% or greater than 45%, of the voting power in the company, unless there is already a holder of 25% or more or more than 45% of the voting power in the company), (2) was from a holder of 25% or more, of the voting power in the company which resulted in the acquirer becoming a holder of 25% or more of the voting power in the company, or (3) was from a holder of greater than 45% of the voting power in the company which resulted in the acquirer becoming a holder of greater than 45% of the voting power in the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of any acquisition of shares, the acquirer will hold more than 90% of the company’s issued and outstanding share capital or of a class of shares or more than 90% of the voting power of the company, the acquisition may not be made other than through a tender offer to acquire all of the shares or all of the shares of such class.  If the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company or of a class of shares (or voting power thereof), and a majority of the shareholders offered such tender who do not have a personal interest in receipt of such tender accepted such tender (which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares or voting rights), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  If the dissenting shareholders hold 5% or more of the issued and outstanding share capital (or voting power) of the company or of a class of shares, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of a class of shares.  Shareholders may petition the court to alter the consideration for the acquisition to reflect a fair value.  Such petition may be submitted within six months from the date the tender offer has been accepted.  However, the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek such a court appraisal.

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

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2017 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

On December 23, 2016, the Company announced the sale of U.S. rights to Keveyis® (dichlorphenamide) to Strongbridge Biopharma plc (Strongbridge).  Keveyis was approved by the U.S. FDA in August 2015 to treat primary hyperkalemic and hypokalemic periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has orphan designation status through August 2022.  In accordance with the terms of the purchase agreement, Strongbridge has paid Taro a total of $8,500 through upfront payments; Taro is also eligible to receive additional future payments upon the achievement of certain sales unit milestones.  Taro has agreed to continue to manufacture Keveyis for Strongbridge, under an exclusive supply agreement at least for the period of Keveyis orphan exclusivity, subject to certain commercial terms and conditions, including minimum supply purchases.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate on their taxable income.  As of 2017, the corporate tax rate is 24.0% (in 2016 and 2015 the corporate tax rate was 25.0% and 26.5%, respectively).  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, as discussed below, may be considerably less.  In general, Israeli companies are subject to regular corporate tax rate for their capital gain.

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

A company owning an Approved Enterprise may elect to forego certain government cash grants extended to an Approved Enterprises in return for an alternative package of tax benefits, or the Alternative Benefits Program.  Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years, or the Exemption Period, beginning on the first year in which the company derives taxable income under the program after the commencement of production, depending on the geographic location of the Approved Enterprise in Israel.  After the Exemption Period, the company will be eligible for the reduced tax rates of 10%-25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year.  These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center).  However, the benefits period may in no event exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, the company’s effective tax rate reflects the weighted-average of the applicable rates.  The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

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

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (“FIC”).  A FIC that is eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel.  The determination as to whether or not a company qualifies as an FIC is made on an annual basis.  A FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment is  49% or more.  If a company that has an Approved Enterprise program is a wholly-owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The following table sets forth the corporate tax rates and related levels of foreign investments with respect to a FIC that has an Approved Enterprise program.

Percentage of non-Israeli ownership	Corporate Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  This withholding tax is deducted at source by the company.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.  Under the Investment Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends.  In addition, a company that pays a dividend out of tax-exempt income attributed to its Approved Enterprise will be subject to tax in respect of the amount of the dividend distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable.  This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.  We have elected to use the Alternative Benefits Program, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise during the first five years in which the equipment is used.  This benefit is an incentive granted by the Israeli government regardless of whether an Alternative Benefits Program is elected.

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

The 2005 Amendment provides that a certificate of approval from the Investment Center is required only for Approved Enterprises that receive cash grants.  As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Benefits Program.  Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment (a “Benefited Enterprise”).  A company that has a Benefited Enterprise may, at its discretion, approach the ITA for a pre-ruling confirming that it is in compliance with the provisions of the Capital Investment Law.

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

The benefits period is subject to a limitation of 7 to 10 years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company derives income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election.  The tax benefits granted to a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise, according to one of the following new tax routes, which may be applicable to a company:

•

Similar to the Alternative Benefits Program, exemption from corporate tax on undistributed income for a period of 2 to 10 years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in a company in each year.  The benefits period is limited to 12 or 14 years from the year the company requested to have the tax benefits apply, depending on the location of the company.  A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax Exemption Period, will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.  Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at a rate of 15%, or at a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).

•

A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise.  The benefits period is 10 years.  Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits.  We currently have three active plans, two Approved Enterprises under the Alternative Benefits Programs (Plans 3-4 and Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements.  Under Plan 3-4 (benefit period starting 2003), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of the plan and to a reduced tax rate of between 10% and 25% (depending on the level of foreign investment) for an additional 13 years thereafter.  Under Plan 5 (benefit period starting 2007), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.  We filed a request for an additional five years of reduced tax rates for such plan.  Approval is still pending.  Under Plan 6 (benefit period starting 2010), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment cancelled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011.  A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly-owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%.  These corporate tax rates were reduced to 12.5% and 7%, respectively, in 2013 and increased to 16% and 9%, respectively, in 2014 until 2016.  Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise which is located in a specified development zone was decreased to 7.5% while the reduced corporate tax rate for other development zones remains 16%.  Income derived by a Preferred Company from a “Special Preferred Enterprise” (as that term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5%, if the Special Preferred Enterprise is located in a specified development zone.  As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).  However, if such dividends are paid to an Israeli company, no tax will be withheld (although if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20%, will apply, subject to any lower rate as may be provided in an applicable tax treaty subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).  In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also included transitional provisions to address companies already enjoying existing tax benefits under the Investment Law.  These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect immediately prior to the date of the 2011 Amendment, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an Alternative Benefits Program, before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect immediately prior to the date of the 2011 Amendment, provided that certain conditions are met.; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment became effective, provided that certain conditions are met.

We have evaluated the likely effect of the 2011 Amendment and have currently decided not to file a request to apply the new benefits under the 2011 Amendment.  We may decide in the future to make the above-mentioned election.

The New Technological Enterprise Incentives Regime – Amendment 73 to the Investment Law

Amendment 73 to the Investment Law (“Amendment 73”), which came into effect as of January 1, 2017, stipulates that regulations to be promulgated which will implement the "Nexus Principles", based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.  The new incentives regime will apply to "Preferred Technological Enterprises" that meet certain conditions, including all of the following:

•

A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $19 million) per year; and

•

A company must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employed in R&D; (2) a venture capital investment of an amount approximately equivalent to at least $2 million was previously made in the company; or (3) growth in sales or workforce by an average of 25% over the three years preceding the tax year.

A "Special Preferred Technological Enterprise" is an enterprise that meets conditions one and two above, and in addition is a part of a group of companies that have total annual consolidated revenues above NIS 10 billion (approximately $2.5 billion).

Preferred Technological Enterprises will be subject to a corporate tax rate of 7.5% for operations in Development Zone A or 12% for operations outside of Development Zone A with respect to the portion of their income derived from IP developed in Israel, while Special Preferred Technological Enterprises will be subject to 6% with respect to income related to such IP.  The withholding tax on dividends from these enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company.  For other dividend distributions, the withholding tax rate shall be 20% (or a lower rate under a tax treaty, if applicable).

The Company will evaluate the effect of such regime on its activities once the regulations are published.

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

Grants under the Encouragement of Research, Development and Technological Innovation Law, 5744-1984

On January 1, 2016, the Encouragement of Research, Development and Technological Innovation Law, 5744-1984 (the “Research Law”, as amended”), was enacted, which amended the Encouragement of Industrial Research and Development Law, 1984.  Under the Research Law development programs that meet specified criteria and are approved by a governmental committee of the Authority are generally eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed as part of the programs under which the grants were given.

Regulations under the Research Law, as amended generally provide for the payment of royalties to the Authority of 3-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid.  Our obligation to pay these royalties is contingent on our actual sale of such products and services.  In the absence of such sales, no payment of such royalties is required.  Effective for grants received from the Authority under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year in which the program has been approved.  Following the full repayment of all the outstanding liabilities in connection with such grants, including the accrued interest thereof, there is no further liability for such royalties.  However, even the repayment of such liabilities in full, we will remain subject to the limitations set forth under the Research Law, including on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given.

The terms of the grants under the Research Law, also require that generally the manufacture of products developed as part of the programs under which the grants were given, be undertaken in Israel.  However, under the regulations pursuant to the Research Law,  the manufacturing may be undertaken outside of Israel, assuming we receive prior approval from the Authority for the foreign manufacturing, which approval is given in special circumstances upon the fulfillment of certain conditions.  If we receive that approval and manufacture outside of Israel we may be required to pay increased royalties.  The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel, as follows:

Extent of manufacturing volume outside of Israel	Royalties to the Authority as a percentage of grant
Less than 50%	120%
between 50% and 90%	150%
90% and more	300%

Despite the general approval requirement, a transfer outside of Israel of up to 10% of the manufacturing rights will not require the approval of the Authority, but rather a notification to the Authority, which may block such transfer within 30 days.

We currently have grants that were awarded under the Research Law.  The Research Law, provides for an interim transition period (which has not yet expired).  After such transition time, our grants will be subject to terms of the Research Law, as amended.  Under the Research Law, the Authority is granted power to amend the terms of existing grants.  Therefore, we cannot predict whether further changes, if any, will be introduced by the Authority, which may impact the terms governing our grants in the future.

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

Taxation of Non-Israeli Resident Holders of our Ordinary Shares

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period).  Such dividends are generally subject to Israeli withholding tax at the rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not).  A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation.  “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.  However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Benefited Enterprise are subject, under certain conditions, to withholding at the rate of 15%.  We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.  If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for

United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets either (i) are located in Israel; (ii) are shares or rights to shares in an Israeli company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.  Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 24.0% as of 2017 (in 2016 and 2015 the corporate tax rate was 25.0% and 26.5%, respectively and in 2018 and thereafter, it will be 23.0%), if generated by a company, or at the rate of 25.0% (or 30.0% for persons who hold 10% or more of the company’s shares), if generated by an individual from the sale of an asset purchased on or after January 1, 2003.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014 onwards).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares listed on a non-Israel stock exchange, provided, inter alia, that certain conditions are met.  The main conditions are that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were purchased after being listed; and (iii) the capital gains are neither subject to section 101 of the Israeli Tax Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.  However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  For example, under the U.S.-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is both a U.S. resident (for purposes of that treaty) holding the ordinary shares as a capital asset and entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless either (i) such Treaty U.S. Resident if an individual has been present in Israel for a period or periods aggregating to 183 days or more during the applicable taxable year; or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting rights during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gain arising from such sale, exchange or disposition is attributable to a permanent establishment of the Treaty U.S. Resident maintained in Israel.  In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

In some instances, whether or not our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.  Shareholders may be required to demonstrate that they are exempt from tax on their capital gain in order to avoid withholding at source at the time of sale.  Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Excess Tax.  Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016, (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices and on our website at www.taro.com.  The information contained on our website does not constitute part of this 2017 Annual Report.

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

In 2017, 89% of our revenue was generated in U.S. dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the U.S. dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into U.S. dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2017.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated and settled in U.S. dollars.  These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP as its functional currency is the Canadian dollar.  During the year ended March 31, 2017, the Company recorded a gain of $23.3 million compared to $2.6 million in 2016, reflecting the favorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.

As of March 31, 2016, the Company did not have any forward contracts in place to purchase either the NIS or Canadian dollar.  However, the Company settled contracts throughout the year to purchase the NIS totaling $26.2 million and the Canadian dollar totaling $24.9 million and recorded net gains of $0.8 million and $3.4 million, respectively.

In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates.

As of March 31, 2017, the forward contracts to purchase the Canadian dollar are for a total amount of $69.5 million, at a weighted-average forward rate of 1.28 Canadian dollars per U.S. dollar.  These contracts are settled in 17 monthly installments of approximately $5.2 million for the first five months, $4.2 million for one month, $3.7 million for six months and $3.5 million for the remaining five months.  The Company recorded a net loss of $3.2 million for the year ended March 31, 2017, for the contracts to purchase the Canadian dollar.

As of March 31, 2017, the forward contracts to purchase the NIS are for a total amount of $30.4 million, at a weighted-average forward rate of 3.68 NIS per U.S. dollar.  These contracts are settled in 17 monthly installments of $2.1 million for the first five months and $1.7 million for the remaining 12 months.  The Company recorded a net gain of $.6 million for the year ended March 31, 2017 for the contracts to purchase the Shekel.

We do not account for these derivatives as a hedge and are therefore subject to earnings volatility due to fluctuations in the fair value of the forward contracts.  There is no collateral for these hedges.

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

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this 2017 Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Taro’s Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2017.  In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment, Management has concluded that, as of March 31, 2017, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2017, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel, as stated in their report, which is included under “Item 18 – Financial Statements” on Page F-3 of this 2017 Annual Report.

d.	Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the period covered by this 2017 Annual Report that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Linda Benshoshan, the Chairwoman of the Audit Committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NYSE regulations.  See Item 6.A for a summary of Linda Benshoshan’s relevant professional experience.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft – BDO Member Firm, for the years ended March 31, 2017 and 2016, respectively.

	Year ended	Year ended
	March 31, 2017	March 31, 2016
	(in millions)
Audit fees	$0.69	$0.68
Tax fees	0.06	0.06
Total	$0.75	$0.74

The audit fees for the years ended March 31, 2017 and 2016, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All services provided by the Company’s independent auditors were approved by the Audit Committee.

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

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  On August 19, 2016, we announced the completion of this program, with the last shares being purchased on August 18, 2016.  Under the new program, the Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share, as represented in the following table.

Period	Total Number of Shares Purchased	Average Price Paid per Share
March 17, 2016 - March 31, 2016	67,339	$140.30
April 1, 2016 - April 30, 2016	117,515	$141.46
May 1, 2016 - May 31, 2016	552,474	$134.86
June 1, 2016 - June 30, 2016	290,298	$142.32
July 1, 2016 - July 31, 2016	318,080	$141.28
August 1, 2016 - August 18, 2016	455,393	$138.71
Total	1,801,099	$138.80

On November 23, 2016, the Company announced that its Board of Directors approved a new $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  The table below presents a summary of the ordinary shares repurchased by the Company under the new authorization and classified as treasury stock, as of May 31, 2017, in accordance with a 10b5-1 program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands)
November 25, 2016 - November 30, 2016	68,641	$105.21	68,641
December 1, 2016 - December 31, 2016	242,821	$104.87	311,462
January 1, 2017 - January 31, 2017	156,353	$103.33	467,815
February 1, 2017 - February 28, 2017	51,150	$106.02	518,965
March 1, 2017 - March 31, 2017	—	$—	518,965
April 1, 2017 - April 30, 2017	—	$—	518,965
May 1, 2017 - May 31, 2017	34,193	$105.58	553,158
Total	553,158	$104.63		$192,125

During the year ended March 31, 2017, the Company repurchased 2,252,725 shares between the two programs at an average price of $130.87.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The financial statements required by this item are found at the end of this 2017 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2017 Annual Report are listed on the index of exhibits below.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2017 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Mariano Balaguer
Mariano Balaguer
Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: June 21, 2017

TARO PHARMACEUTICAL INDUSTRIES LTD.

1

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the “Company”) and its subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income, changes in shareholders’ equity and cash flows for the years ended March 31, 2017, 2016 and 2015.  These financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2017 and 2016, and the results of their operations, changes in comprehensive income, changes in shareholders’ equity and their cash flows for the years ended March 31, 2017, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 21, 2017, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 21, 2017	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taro Pharmaceutical Industries Ltd.

We have audited the internal control over financial reporting of Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Company”) as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), financial position of the Company and its subsidiaries as of March 31, 2017 and 2016, and the results of their operations, of comprehensive income, changes in shareholders’ equity and their cash flows for the years ended March 31, 2017, 2016 and 2015 and our report dated June 21, 2017, expressed an unqualified opinion on those consolidated financial statements.

Tel Aviv, Israel	/s/ Ziv Haft
Ziv Haft
June 21, 2017	Certified Public Accountants (Isr) BDO Member Firm

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$600,399	$576,757
Short-term and current maturities of long-term bank deposits	782,813	648,297
Marketable securities	3,548	3,572
Accounts receivable and other:
Trade, net	203,924	238,611
Other receivables and prepaid expenses	266,280	270,724
Inventories	141,045	138,553
Long-term assets held for sale, net	1,015	1,081
TOTAL CURRENT ASSETS	1,999,024	1,877,595
LONG-TERM BANK DEPOSITS	70,685	115,173
PROPERTY, PLANT AND EQUIPMENT, NET	180,085	159,459
OTHER ASSETS	39,959	35,806
TOTAL ASSETS	$2,289,753	$2,188,033

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2017	2016
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable:
Trade payables	$16,394	$18,853
Other current liabilities	193,443	226,609
TOTAL CURRENT LIABILITIES	209,837	245,462
LONG-TERM LIABILITIES:
Deferred income taxes	2,114	2,232
Other long-term liabilities	3,996	3,195
TOTAL LONG-TERM LIABILITIES	6,110	5,427
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	215,947	250,889
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2017 and March 31, 2016: 200,000,000 shares;
Issued at March 31, 2017 and March 31, 2016: 45,116,262 shares
Outstanding at March 31, 2017 and March 31, 2016:
40,513,209 and 42,765,934 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2017 and March 31, 2016:
2,600 shares	1	1
Additional paid-in capital	262,445	262,445
Accumulated other comprehensive income, net of taxes	(148,133)	(123,026)
Treasury stock at March 31, 2017 and March 31, 2016: 4,603,053 and 2,350,328 shares, respectively	(498,675)	(203,778)
Accumulated earnings	2,451,177	1,994,821
Taro shareholders' equity	2,067,494	1,931,142
Non-controlling interest	6,312	6,002
TOTAL SHAREHOLDERS’ EQUITY	2,073,806	1,937,144
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,289,753	$2,188,033

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2017	2016	2015
Sales, net	$879,387	$950,751	$862,944
Cost of sales	207,860	169,743	186,359
Impairment	276	2,042	—
Gross profit	671,251	778,966	676,585
Operating expenses:
Research and development	70,644	71,160	65,510
Selling, marketing, general and administrative	85,656	92,365	87,644
Settlements and loss contingencies	—	973	(4,200)
	156,300	164,498	148,954
Operating income	514,951	614,468	527,631
Financial income, net	(34,636)	(19,672)	(51,311)
Other gain, net	11,211	2,680	2,738
Income before income taxes	560,798	636,820	581,680
Tax expense	103,780	95,313	96,059
Income from continuing operations	457,018	541,507	485,621
Net loss from discontinued operations attributable to Taro	(352)	(236)	(787)
Net income	456,666	541,271	484,834
Net income attributable to non-controlling interest	310	339	577
Net income attributable to Taro	$456,356	$540,932	$484,257

Net income from continuing operations attributable to Taro	$456,708	$541,168	$485,044
Net loss from discontinued operations attributable to Taro	(352)	(236)	(787)
Net income attributable to Taro	$456,356	$540,932	$484,257

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$11.06	$12.63	$11.32
Diluted	$11.06	$12.63	$11.32
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)	$(0.01)
Net income per ordinary share attributable to Taro:
Basic	$11.05	$12.62	$11.31
Diluted	$11.05	$12.62	$11.31
Weighted-average number of ordinary shares used to compute net income per share:
Basic	41,301	42,832	42,834
Diluted	41,301	42,832	42,834

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Years ended March 31,
	2017	2016	2015
Net income attributable to Taro	$456,356	$540,932	$484,257
Other comprehensive loss
Foreign currency translation adjustments	(25,038)	(12,071)	(88,153)
Unrealized (loss) gain from marketable securities	(69)	11	83
Total other comprehensive loss attributable to Taro	(25,107)	(12,060)	(88,070)

Total comprehensive income attributable to Taro	$431,249	$528,872	$396,187

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
					Accumulated
				Additional	Other			Total Taro	Non-	Total
	Number of	Share		Paid-in	Comprehensive	Treasury	Retained	Shareholders'	controlling	Shareholders’
	Shares	Capital		Capital	Income (Loss)	Shares	Earnings	Equity	Interest	Equity
Balance at March 31, 2014	42,832	$680		$262,419	$(22,896)	$(194,328)	$969,632	$1,015,507	$5,086	$1,020,593
Exercise of options	1	—	*	26	—	—	—	26	—	26
Comprehensive loss, net of tax:	—	—		—	(88,070)	—	—	(88,070)	—	(88,070)
Net income	—	—		—	—	—	484,257	484,257	577	484,834
Balance at March 31, 2015	42,833	$680		$262,445	$(110,966)	$(194,328)	$1,453,889	$1,411,720	$5,663	$1,417,383
Repurchase of treasury stock	(67)	—		—	—	(9,450)	—	(9,450)	—	(9,450)
Comprehensive loss, net of tax:	—	—		—	(12,060)	—	—	(12,060)	—	(12,060)
Net income	—	—		—	—	—	540,932	540,932	339	541,271
Balance at March 31, 2016	42,766	$680		$262,445	$(123,026)	$(203,778)	$1,994,821	$1,931,142	$6,002	$1,937,144
Repurchase of treasury stock	(2,253)	—		—	—	(294,897)	—	(294,897)	—	(294,897)
Comprehensive loss, net of tax:	—	—		—	(25,107)	—	—	(25,107)	—	(25,107)
Net income	—	—		—	—	—	456,356	456,356	310	456,666
Balance at March 31, 2017	40,513	$680		$262,445	$(148,133)	$(498,675)	$2,451,177	$2,067,494	$6,312	$2,073,806
*	Amount is less than $500

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2017	2016	2015
Cash flows from operating activities:
Net income	$456,666	$541,271	$484,834
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	14,829	14,848	15,798
Impairment of long-lived assets	276	2,042	90
Accrued severance pay and other long-term liabilities, net	273	(53)	54
(Gain) loss on sale of long-lived assets	(8,369)	42	22
Realized (gain) loss on sale of marketable securities	(20)	32	(231)
Change in derivative instruments, net	1,434	(6,137)	5,483
Effect of exchange differences on intercompany balances	(6,017)	(2,268)	(18,167)
Foreign exchange effect of bank deposits	(15,157)	(5,510)	—
Decrease in long-term debt due to currency fluctuations	—	—	(1,030)
Deferred income taxes, net	73,706	(11,976)	(70,387)
Decrease (increase) in trade receivables, net	34,413	(16,386)	(85,277)
Increase in other receivables, prepaid expenses and other	(5,034)	(3,509)	(3,506)
Increase in inventories, net	(3,770)	(19,013)	(7,027)
Decrease (increase) in other long-term assets	205	(9)	242
(Increase) decrease in income tax receivables	(70,390)	(39,340)	17,623
Decrease in trade payables	(2,290)	(679)	(542)
(Decrease) increase in other accounts payable and accrued expenses	(28,377)	(6,194)	18,731
(Decrease) increase in income tax payables	(4,843)	(52,033)	50,078
Net cash provided by operating activities	437,535	395,128	406,788

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2017	2016	2015
Cash flows from investing activities:
Purchase of property, plant and equipment	(35,755)	(18,972)	(19,997)
Investment in other intangible assets	(68)	(134)	(158)
Proceeds from (investment in) other assets	10	35,000	(31,050)
Proceeds from (investment in) short-term bank deposits, net	196,170	(220,102)	(43,344)
Proceeds from restricted bank deposits	—	199	28
(Investment in) proceeds from long-term deposits and other assets	(286,617)	(80,587)	2,112
(Investment in) proceeds from marketable securities, net	(26)	(135)	111
Proceeds from sale of long-lived assets	8,508	—	217
Net cash used in investing activities	(117,778)	(284,731)	(92,081)

Cash flows from financing activities:
Proceeds from issuance of shares, net	—	—	26
Repurchase of treasury stock	(294,897)	(9,450)	—
Repayment of long-term debt	—	(5,888)	(10,944)
Net cash used in financing activities	(294,897)	(15,338)	(10,918)
Effect of exchange rate changes on cash and cash equivalents	(1,218)	57	(32,115)
Increase in cash and cash equivalents	23,642	95,116	271,674
Cash and cash equivalents at the beginning of the period	576,757	481,641	209,967
Cash and cash equivalents at the end of the period	$600,399	$576,757	$481,641

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$—	$85	$1,014
Income taxes	$97,782	$192,964	$101,651

Non-cash investing and financing transactions:
Purchase of property, plant and equipment included in accounts payable	$692	$1,744	$645

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

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”).  Taro Research Institute Ltd. in Israel provided research and development services to the Group, which, as of its merger with and into Taro in July 2012, is now performed by Taro.  Taro International Ltd. in Israel and Taro’s subsidiary in the United Kingdom are engaged in the pharmaceutical activities of the Group outside North America.

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

Sun Pharmaceutical Industries Ltd., the Company’s majority shareholder, owns, or controls as of March 31, 2017, 29,497,813, or 72.8%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 81.9% of the vote attributable to the share equity of the Company.  As of May 31, 2017, Sun owns, or controls 72.9% of the Company’s ordinary shares and controls 81.9% of the voting power in the Company due to the additional ordinary shares repurchased by the Company (as described below).

In December 2013, the Company completed a modified “Dutch auction” tender offer whereby, an aggregate of 1,959,514 ordinary shares were purchased at the final purchase price of $97.50 per share, for an aggregate purchase price of $193.0 million (including fees and expenses relating to the tender offer).  These shares are classified as treasury stock.

On October 1, 2015, Taro entered into a share purchase Agreement with EPIRUS Biopharmaceuticals, Inc. (“EPIRUS”) for all of the shares of Zalicus Pharmaceuticals Ltd. (“Zalicus”), including its product candidate Z944 and certain related assets, a novel, oral, T-type calcium channel modulator in development for the treatment of pain.  As a result of the acquisition, Taro paid CAD $5,000 in cash and a non-interest bearing, limited recourse promissory note in the amount of CAD $5,000 with a maturity date of July 1, 2017.  If Taro elects to repay the Promissory Note in cash and continue development of the Z944 Assets, EPIRUS will also be entitled to additional payments.  If Taro does not elect to repay the Promissory Note, the Z944 Assets will be transferred back to EPIRUS.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

On March 15, 2016, the Company announced that its Board of Directors authorized a $250,000 share repurchase of ordinary shares.  On August 19, 2016, we announced the completion of this program, with the last shares being purchased on August 18, 2016.  Under the program, the  Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share, as represented in the following table.

Period	Total Number of Shares Purchased	Average Price Paid per Share
March 17, 2016 - March 31, 2016	67,339	$140.30
April 1, 2016 - April 30, 2016	117,515	$141.46
May 1, 2016 - May 31, 2016	552,474	$134.86
June 1, 2016 - June 30, 2016	290,298	$142.32
July 1, 2016 - July 31, 2016	318,080	$141.28
August 1, 2016 - August 18, 2016	455,393	$138.71
Total	1,801,099	$138.80

On November 23, 2016, the Company announced that its Board of Directors authorized a new $250,000 share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  The table below presents a summary of the ordinary shares repurchased by the Company under the new authorization and classified as treasury stock, as of May 31, 2017, in accordance with a 10b5-1 program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands)
November 25, 2016 - November 30, 2016	68,641	$105.21	68,641
December 1, 2016 - December 31, 2016	242,821	$104.87	311,462
January 1, 2017 - January 31, 2017	156,353	$103.33	467,815
February 1, 2017 - February 28, 2017	51,150	$106.02	518,965
March 1, 2017 - March 31, 2017	—	$—	518,965
April 1, 2017 - April 30, 2017	—	$—	518,965
May 1, 2017 - May 31, 2017	34,193	$105.58	553,158
Total	553,158	$104.63		$192,125

During the year ended March 31, 2017, the Company repurchased 2,252,725 shares between the two programs.

On December 23, 2016, the Company announced the sale of U.S. rights to Keveyis® (dichlorphenamide) to Strongbridge Biopharma plc (Strongbridge).  Keveyis® was approved by the U.S. FDA in August 2015 to treat primary hyperkalemic and hypokalemic periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis® has orphan designation status through August 2022.  In accordance with the terms of the purchase agreement, Strongbridge paid Taro a total of $8,500 through upfront payments; Taro is also eligible to receive additional future payments upon the achievement of certain sales unit milestones.  Taro has agreed to continue to manufacture Keveyis® for Strongbridge, under an exclusive supply agreement at least for the period of Keveyis® orphan exclusivity, subject to certain commercial terms and conditions, including minimum supply purchases.

On March 16, 2017, the Company entered into a share purchase agreement with BELLUS Health Inc. (“BELLUS”) for the sale of BELLUS’ wholly-owned subsidiary Thallion Pharmaceuticals Inc. (“Thallion”), including all the rights to the

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

drug candidate Shigamab™.  Pursuant to the agreement, Taro acquired all issued and outstanding shares of Thallion for a potential total consideration of CAD $2,700.  In addition, BELLUS will receive a portion of certain post-approval revenues related to the Shigamab™ program.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries.  Intercompany transactions and balances have been eliminated in consolidation and non-controlling interest is included in shareholders’ equity.

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and has 50% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights.  In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct.  In May 2017, TDC renewed its commitment to the Company. TDC may terminate the agreement upon one year written notice and no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights.

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits.  Such deposits are stated at cost which approximates market value and are invested at an average interest rate of 1.36% and 1.17% for March 31, 2017 and 2016, respectively.

e.	Marketable securities:

Marketable securities are comprised primarily of bonds issued by government municipalities.  These marketable securities were designated as available-for-sale.  Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

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

During the years ended March 31, 2017, 2016 and 2015, the Company did not own or sell any marketable securities previously impaired.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific balances, for which, in the opinion of Management, collection of such balances is doubtful.  The allowance, in the opinion of Management, is sufficient to cover probable uncollectible balances.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value.  Inventory reserves are provided to cover risks arising from slow-moving items, short-dated inventory, excess inventory or obsolescence.  Changes in these provisions are charged to cost of sales.  Cost is determined as follows:

Raw and packaging materials – weighted-average cost basis.

Finished goods and work in progress – weighted-average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes – weighted-average cost basis.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

(2)	Depreciation is calculated utilizing the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

%
Building	2.5 - 10
Machinery and equipment	5 - 10
Motor vehicles	20
Furniture, fixtures, office equipment and computer equipment	6 - 33

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

(3)

Certain costs incurred for computer software developed or obtained for internal use is required to be capitalized.  As of March 31, 2017 and 2016, the Group capitalized $4,517 and $4,500 of software costs, respectively.  Software costs are amortized using the straight-line method over their estimated useful life (generally three – five years).

j.	Lease of land from Israel Land Administration:

The Company leases several parcels of land from the Israel Land Administration (“ILA”).  The lease period of the industrial parcels ends between 2018 and 2060.  The Company has the right to extend the lease agreement ending 2018 for an additional period of 49 years.  The ILA lease agreements are standard agreements covering substantial portions of the land of Israel.  The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years).  A majority of the Company’s leases are in the beginning of the second 49 year period, and the remaining leases still in the first 49 year period have the option for the one additional lease period.  The ownership of the land is not transferred at the end of the lease period, however, in certain conditions the lessee may purchase the land from the ILA.  The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value.  Since such leases do not qualify as a capital lease, they are being accounted for as operating leases.  The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

k.	Goodwill:

The goodwill of the Company is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

The Company operates in one operating segment, comprising its only reporting unit.  The goodwill impairment tests are conducted in two steps.  In the first step, if it is determined that the net book value of the reporting unit exceeds its fair value, the Company would then perform the second step of the impairment test.  This requires the allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to an acquisition cost allocation, with any residual fair value being allocated to goodwill.  The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

The Company determined the fair value using the market approach, which is based on the market capitalization by using the share price of the Company on the NYSE and an appropriate control premium.  As of March 31, 2017, the market capitalization of the Company was significantly higher than the net book value, therefore there was no need to continue to step two.  Taro determined the goodwill was not subject to impairment as of March 31, 2017 and 2016.

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

The Company follows a two-step approach to recognizing and measuring a liability for uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.  A liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740 amounting to $23,457 and $22,093 as of March 31, 2017 and 2016, respectively.

n.	Intangible assets and deferred charges and long-lived assets:

Intangible assets and deferred charges:

Acquired intangible assets and product rights to be held and used are amortized over their useful life of a weighted-average amortization period of 14 years using a straight-line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset.  The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.  During the year ended March 31, 2017, the Company recorded a $276 impairment charge relating to product rights.  In the year ended March 31, 2016, the Company recorded a $2,042 impairment charge primarily related to certain intellectual property as the Company is no longer selling a certain product.  In the year ended March 31, 2015, the Company recorded $90 impairment loss, related to the fixed assets of its Irish facility, which were included in discontinued operations.

o.	Comprehensive income:

The comprehensive income statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.  The Company determined that its items of other comprehensive income relates to unrealized gains and losses on available for sale securities and foreign currency translation adjustments.

p.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock.  The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

When treasury stock is reissued, the Company charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings.  The purchase cost is calculated based on the specific identification method.  The Company did not reissue treasury shares during the year ended March 31, 2017.

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

q.	Revenue recognition:

The Company generally recognizes revenue from product sales when title and risk of loss have transferred to its customers.  Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) the price to customers is fixed or determinable; (iv) collectability is reasonably assured, and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated.  The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company.  Depending on the terms of our customer arrangements, revenue is generally recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Royalty-bearing grants from the government of Israel through the National Technological Innovation Authority (the “Authority”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel (the “OCS”)) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred.  The Company did not earn any grants during the years ended March 31, 2017, 2016 and 2015.

t.	Advertising expenses:

The Group expenses advertising costs as incurred.  Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers.  Advertising expenses were $10,468, $15,504, and $8,370 for the years ended March 31, 2017, 2016 and 2015, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

u.	Income taxes:

Income taxes are accounted for in accordance with the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits.  Deferred taxes are measured using tax rates and laws that will be in effect when the differences are expected to reverse.  In certain cases Management determined that it was more likely than not that the Company will not benefit from the deferred tax assets in subsidiaries, and a valuation allowance was provided against the deferred tax assets carried by such subsidiaries.  In future years, if it is more likely than not that the subsidiary will be in a position to utilize its deferred tax asset, the valuation allowance for such assets will be modified.

v.	Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities.  These taxes are recorded on a net basis and therefore do not impact the statement of operations.

w.	Basic and diluted net income per ordinary share attributable to Taro:

Basic net income per ordinary share is calculated based on the weighted-average number of ordinary shares outstanding during each year.  Diluted net income per ordinary share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year (except where anti-dilutive).

x.	Freight and distribution costs:

The Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense.  Freight, distribution costs, and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $11,949, $11,540, and $10,900 for the years ended March 31, 2017, 2016 and 2015.

y.	Concentrations of credit risk:

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

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel.  At March 31, 2017, two different customers represented approximately 45.7% and 18.2% of the Company’s trade accounts receivable.  The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth.  The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

z.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term bank deposits, trade and other receivables and trade and other payables approximate their fair value, due to the short-term maturities of these instruments.

The carrying amount of long-term bank deposits approximates their fair value because such deposits bear market interest rates.

The carrying amounts of the Group’s borrowing arrangements under its debt agreements approximate their fair value since the loans bear interest at rates that approximate the Group’s incremental borrowing rates for similar types of borrowing arrangements.  As of March 31, 2017 and 2016, the Company did not have any amounts outstanding under borrowing arrangements.

The fair value of currency and interest rate contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

aa.	Accounting for derivatives:

The Company recognizes all of their derivative instruments as either assets or liabilities at fair value, in the statement of financial position.  The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.  For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.  For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged.  For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged.  The designation is based upon the nature of the exposure being hedged.  At March 31, 2017, 2016, and 2015, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments for accounting purposes, the gain or loss is recognized in financial income, net in the Consolidated Statement of Operations during the period of change with the cash flows reported on the Consolidated Statements of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  See Note 10.

bb.	Fair value measurements:

There is a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs).  Additional disclosure about fair value measurements is also required.

cc.	Discontinued operations:

When a component of an entity, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided the operations, assets and liabilities of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

dd.	Impact of recently issued accounting standards:

In January 2017, The Financial Accounting Standards Board (the “FASB”) issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350).” The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.  The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year (early adoption is permitted).  We are currently evaluating the potential effect of the adoption of ASU 2017-04 on our financial position and results of operations.

In August 2016, the FASB issued ASU No.2016-15, “Statement of Cash Flows (Topic 230).”  The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle.  The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted).  We are currently evaluating the potential effect of the adoption of ASU 2016-15 on our financial position and results of operations.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326).”  The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year.  We are currently evaluating the potential effect of the adoption of ASU 2016-13 on our financial position and results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842).”  The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (early adoption is permitted).  The adoption of ASU 2016-02 is not expected to have a material impact on our financial position or results of operations.

In January 2016, the FASB issued ASU No.2016-01, "Financial Instruments-Overall (Subtopic 825-10).”  The amended guidance focuses on the recognition and measurement of financial assets and liabilities.  The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  The adoption of ASU 2016-01 is not expected to have a material impact on our financial position or results of operations.

In November 2015, FASB issued ASU No.2015-17, “Income Taxes (Topic 740).”  The amended guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet.  The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted).  The adoption of ASU 2015-17 is not expected to have a material impact on the Company’s financial position or results of operations.

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).”  The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers.  Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016), as a result of the FASB announcing a one year deferral.  Either a full retrospective method or modified retrospective method is permitted.  We continue to monitor any clarifications and modifications made by the FASB.  The Company will adopt the new revenue standard effective April 1, 2018, and is currently evaluating the use of the modified retrospective method and its potential effect of the adoption on our financial position and results of operations.

NOTE 3: — SHORT-TERM INVESTMENTS

a.	The following is a summary of marketable securities which are classified as available-for-sale:

	March 31,
	2017			2016
	Amortized	Unrealized	Market	Amortized	Unrealized	Market
	cost	(loss)	value	cost	gain	value
Available-for-sale:
Government debentures	$3,617	$(69)	$3,548	$3,561	$11	$3,572

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	The estimated fair value of available-for-sale investments as of March 31, 2017 and 2016 by contractual maturity, are as follows:

	March 31,
	2017		2016
		Market		Market
	Cost	Value	Cost	Value
Available-for-sale government debentures:
Matures in less than five years	$1,181	$1,001	$708	$599
Matures in more than five years	2,436	2,547	2,853	2,973
	$3,617	$3,548	$3,561	$3,572

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following table summarizes the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2017	2016
Trade accounts receivable, gross	$509,250	$530,010

Reserves for sales deductions:
Chargebacks	(112,071)	(126,729)
Other sales deductions	(109,411)	(97,328)
Customer rebates	(83,472)	(67,188)
Allowance for doubtful accounts	(372)	(154)
Trade accounts receivable, net	$203,924	$238,611

b.	Other receivables and prepaid expenses:

	March 31,
	2017	2016
Deferred income taxes	$132,064	$212,222
Government authorities	112,301	41,449
Prepaid expenses	8,824	9,817
Interest receivable	5,266	3,514
Advances to suppliers	3,410	3,108
Due from related parties	2,927	475
Other	1,488	139
	$266,280	$270,724

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2017, 2016, and 2015:

For the year ended March 31, 2017
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(126,729)	$(1,153,406)	$1,168,064	$(112,071)
Rebates and Other	(164,670)	(522,791)	494,206	(193,255)
Total	$(291,399)	$(1,676,197)	$1,662,270	$(305,326)

Current Liabilities
Returns	$(93,920)	$(41,871)	$53,297	$(82,494)
Other (2)	(60,428)	(79,372)	96,430	(43,370)
Total	$(154,348)	$(121,243)	$149,727	$(125,864)

For the year ended March 31, 2016
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(64,119)	$(1,032,248)	$969,638	$(126,729)
Rebates and Other	(173,228)	(439,654)	448,212	(164,670)
Total	$(237,347)	$(1,471,902)	$1,417,850	$(291,399)

Current Liabilities
Returns	$(109,765)	$(25,228)	$41,073	$(93,920)
Other (2)	(55,317)	(100,570)	95,459	(60,428)
Total	$(165,082)	$(125,798)	$136,532	$(154,348)

For the year ended March 31, 2015
	Beginning balance	Provision recorded for current period sales	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(46,919)	$(772,584)	$755,384	$(64,119)
Rebates and Other	(136,449)	(443,797)	407,018	(173,228)
Total	$(183,368)	$(1,216,381)	$1,162,402	$(237,347)

Current Liabilities
Returns	$(64,144)	$(85,990)	$40,369	$(109,765)
Other (2)	(43,186)	(73,768)	61,637	(55,317)
Total	$(107,330)	$(159,758)	$102,006	$(165,082)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes Medicaid, indirect rebates, and amounts due to customers.

Chargebacks at March 31, 2017, decreased $14,658 compared to March 31,2016.  This decrease is primarily attributable to continuing pricing pressure during the year.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 6: — INVENTORIES

	March 31,
	2017	2016
Finished goods	$56,652	$60,249
Raw and packaging materials	53,436	48,329
Work in progress	27,200	26,756
Other	3,757	3,219
	$141,045	$138,553

As of March 31, 2017 and 2016, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $24,482 and $16,627, respectively.

As of March 31, 2017 and 2016, there were no pledges of inventory.

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2017	2016
Cost:
Land	$7,633	$7,667
Buildings	158,510	151,054
Leasehold improvements	2,273	2,299
Machinery and equipment	181,176	176,852
Computer equipment	34,271	29,112
Motor vehicles	215	232
Furniture, fixtures and office equipment	14,052	9,355
	398,130	376,571
Accumulated depreciation and impairment charges:
Buildings	$59,011	$54,440
Leasehold improvements	1,436	1,326
Machinery and equipment	121,717	125,822
Computer equipment	28,105	27,568
Motor vehicles	199	200
Furniture, fixtures and office equipment	7,577	7,756
	218,045	217,112
Depreciated cost	$180,085	$159,459

b.	Depreciation expenses were $12,645, $11,901, and $12,480 for the years ended March 31, 2017, 2016 and 2015, respectively. For related impairment charges, see Note 2.n.
c.

Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $16,234 and $16,417 as of March 31, 2017 and 2016.  There were no additional capitalized interest and other costs as of March 31, 2017 and 2016.

d.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,517 and $4,500 as of March 31, 2017 and 2016, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

e.	As for pledges – see Note 14.
f.	Asset disposals were $10,799 and $4,771 for the years ended March 31, 2017 and 2016, respectively, mainly relating to the write-offs of fully depreciated production equipment.

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2017	2016
Cost:
Product and distribution rights	$77,224	$77,379
Other deferred costs	186	1,541
	77,410	78,920
Accumulated amortization and impairment charges:
Product and distribution rights	71,157	67,003
Impairment	139	2,042
Other deferred costs	186	1,541
	71,482	70,586
	$5,928	$8,334

b.	Amortization expenses related to product and distribution rights were $2,184, $2,947 and $3,318 for the years ended March 31, 2017, 2016 and 2015, respectively.
c.	As of March 31, 2017, the estimated amortization expense of product and distribution rights for 2018 to 2022 is as follows: 2018—$1,738; 2019—$319; 2020—$301; 2021—$279; 2022—$276.
d.	The weighted-average amortization period for product rights is approximately 12 years.
e.

During the year ended March 31, 2017, the Company recorded a $276 impairment charge primarily related to product rights.  During the year ended March 31, 2016, the Company recorded a $2,042 impairment charge primarily related to certain intellectual property as the Company is no longer selling a certain product.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 9: —OTHER ASSETS

	March 31,
	2017	2016
Prepayment of land leased from ILA (1)	$13,939	$14,038
Deferred income taxes	10,324	4,007
Goodwill	7,192	7,198
Intangible assets and deferred costs, net (2)	5,928	8,334
Severance pay fund (3)	2,118	1,873
Other	458	356
	$39,959	$35,806

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

(2)	See Note 8.
(3)

Under Israeli law, the Company is required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances.  Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel.  These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligations.  See Note 12.b.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees.  Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits.  The subsidiaries’ matching contribution to the plan was $1,080, $958 and $976 for the years ended March 31, 2017, 2016 and 2015, respectively.

	Years ended March 31,
	2017	2016	2015
Pension, retirement savings and severance expenses	$5,751	$5,217	$5,979

NOTE 10: — DERIVATIVE INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s operations are exposed to market risks from changes in interest rates and currency exchange rates.  Exposure to these risks is managed through normal operating and financing activities and, when appropriate, through derivative instruments.

a.	Interest rates:

The Company managed its risk to fluctuating interest rates by using interest rate swaps to convert its floating rate debt into fixed rate obligations.  These interest rate swaps were not designated as hedges for accounting purposes and changes in the fair value of these instruments are reflected in earnings.  The Company does not have any interest rate swaps in place as of March 31, 2017.

In September 2005, the Company entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%.  In December 2015, the Company repaid the full outstanding balance of the mortgage and interest rate swap.  The Company recorded a net loss of $0, ($6) and ($150) within financial income, net for the years ended March 31, 2017, 2016 and 2015, respectively.  These amounts include an unrealized gain of $147 for the year ended March 31, 2015, and in the years ended March 31, 2017 and March 31, 2016, there were realized gains of $0 and $180, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	Currency exchange rates:

The Company managed its exposure to debt obligations denominated in currencies other than its functional currency by opportunistically using cross-currency swaps to convert its foreign currency debt payments into its functional currency.  The Company does not have any cross-currency swaps in place as of March 31, 2017.

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2016	(0.71%)	1.27%	(5.28%)	2.36%	3.77	1.30
3/31/2017	0.92%	1.56%	(3.71%)	2.31%	3.63	1.33

(1)	Per Bank of Israel
(2)	Per Bank of Canada

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210,800 for an eleven-year term at an annual interest rate of 5.8%.  At the same time, the Company entered into a USD/NIS, five-year, CPI-adjusted currency swap.  This swap matured on November 28, 2008, and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap.  In accordance with this swap agreement, the Company received NIS 201,270 in 6 annual payments (equivalent of the remaining debt balance as of November 28, 2008), which was linked to the CPI plus additional interest equal to 5.8% of the outstanding NIS balance.  The Company was required to pay $51,344 plus a fixed rate of 6.59%.  These loans and the related swap matured in November 2014 and were retired.  The Company recorded a net loss of $0, $0 and ($1,117) within financial income, net for the years ended March 31, 2017, 2016 and 2015, respectively, related to its swap arrangements.

In October 2011, the Company began entering into separate forward contracts to offset the variability of our cash flows in U.S. dollars due to changes in the NIS and the Canadian dollar which had its last settlement in the year ended March 31, 2016.  In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the Canadian dollar on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates.  At March 31, 2017, the forward contracts to purchase the NIS are for a total amount of $30,417, at a weighted-average forward rate of 3.68 NIS per U.S. dollar, which are settled in 17 monthly installments of $2,083 for the first five (5) months and $1,667 for the remaining 12 months.  The Company recorded a net gain (loss) of $618, $813 and ($4,590) for the years ended March 31, 2017, 2016 and 2015, respectively, for the contracts to purchase the Shekel.

The forward contracts to purchase the Canadian dollar are for a total amount of $69,510, at a weighted-average forward rate of 1.28 Canadian dollars per U.S. dollar, which are settled in 17 monthly installments of approximately $5,180 for the first five months, $4,200 for one month, $3,700 for six months and $3,450 for the remaining five months.  The Company recorded a net (loss) gain of ($3,236), $3,413 and ($901), for the years ended March 31, 2017, 2016 and 2015, respectively, for the contracts to purchase the Canadian dollar.

There is no collateral for these hedges.

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

Level 3: Significant unobservable inputs that are not corroborated by market data.  The Company has no Level 3 assets or liabilities.

The fair value of the Company’s financial assets measured at fair value on a recurring basis as of March 31, 2017 and 2016 were as follows:

	March 31, 2017		March 31, 2016
	Quoted Market Prices of Identical	Significant Other Observable	Quoted Market Prices of Identical	Significant Other Observable
	Assets (Level 1)	Inputs (Level 2)	Assets (Level 1)	Inputs (Level 2)
Assets
Marketable securities	$3,548	$—	$3,572	$—
Forward contracts	—	724	—	—
	$3,548	$724	$3,572	$—
Liabilities
Forward contracts	$—	$(2,110)	$—	$—
	$—	$(2,110)	$—	$—

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2017	2016
Returns reserve	$82,494	$93,920
Medicaid and indirect rebates	36,884	48,090
Accrued income taxes	18,591	23,509
Employees and payroll accruals	18,577	19,131
Accrued expenses	14,609	17,244
Due to customers	6,486	12,338
Royalties	4,065	6,247
Derivative instruments	2,110	—
Legal and audit fees	1,644	621
Deferred taxes	288	283
Deferred revenue	167	799
Other	7,528	4,427
	$193,443	$226,609

b.	Other long-term liabilities:

	March 31,
	2017	2016
Accrued severance pay	$2,360	$1,842
Deferred revenue	1,630	1,326
Other	6	27
	$3,996	$3,195

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 13: — LONG-TERM DEBT

In September 2005, the Company entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%.  The mortgage was for an original term of 15 years, bearing interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90.  The mortgage and interest rate swap were fully repaid in December 2015.  As of March 31, 2017, the Company does not have any long-term debt.

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

As of March 31, 2017 and March 31, 2016, the Company does not have any liabilities collateralized by pledges.

NOTE 15: — COMMITMENTS AND CONTINGENT LIABILITIES

a.

Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2022. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31, 2017
3/31/2018	$1,852
3/31/2019	1,026
3/31/2020	579
3/31/2021	224
3/31/2022	67
$3,748

Total rent expenses were $2,335, $2,442 and $2,576 for the years ended March 31, 2017, 2016 and 2015, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Authority on proceeds from sales of products in which the government participates in the research and development by way of grants.  The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.  The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar.  Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars).  As of March 31, 2017 and 2016, the aggregate contingent liability to the Authority was $12,221 and $11,919, respectively.

Royalty payments to the Authority were $112, $86 and $38 for the years ended March 31, 2017, 2016 and 2015, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

1.	Legal actions commenced by the Company:

Company’s lawsuit related to tax assessment:

In February 2017, the Company filed an appeal pursuant to Section 153 of the Income Tax Ordinance (New Version), 1961 in the Haifa District Court challenging the Israel Tax Authority’s (“ITA”) tax assessment and capital loss denial for the period January 1, 2010 through March 31, 2014.  The ITA issued a tax assessment for the defined period in the amount of $40,782 (before interest, linkage and penalties) and determined that an unutilized capital loss in an amount of $74,551 that has been claimed by the Company has been denied.  The Company has consulted with its tax advisors and believes it has a good position on the appeal.

2.	Other Legal Actions:

On September 8, 2016, Taro U.S.A. received a grand jury subpoena from the United States Department of Justice, Antitrust Division, seeking documents relating to corporate and employee records, generic pharmaceutical products and pricing, communications with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of responding to the grand jury subpoena.  Certain current and former officers of Taro U.S.A.’s commercial team have also received related subpoenas.

The Company and Taro U.S.A. have been named as defendants in numerous putative class action lawsuits brought by purchasers and payors of generic Clobetasol, Desonide, Fluocinonide, Econazole, and Clomipramine alleging that the Company and/or Taro U.S.A. have conspired with competitors to fix prices, rig bids or allocate customers in these markets.  Each of these cases has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.

The Company and two of its former officers were named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., No. 16-CV-08318, filed October 25, 2016, which is now pending in the United States District Court for the Southern District of New York.  The Company has not yet responded to the Complaint in the Speakes action.

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

Before implementation of the new FUL methodology on April 1, 2016, CMS used average wholesale price (“AWP”) or Wholesale Acquisition Cost (“WAC”) in the calculation of FULs.  States have also historically used AWP or WAC in setting Medicaid reimbursement rates for drugs though they are required, beginning on April 1, 2017, to use actual acquisition cost instead.  Many pharmaceutical companies have been named in civil lawsuits alleging generally that the defendants overstated AWPs or WACs, which were used by state agencies to calculate drug reimbursements to healthcare providers.

The Board approved a new collective bargaining agreement dated January 5, 2017 (the “Collective Bargaining Agreement”) that amends and extends the collective bargaining agreement dated as of April 6, 2011 among Taro, the Histadrut Trade Union and Taro’s Employees Committee on behalf of Taro’s Israeli employees.  The Collective Bargaining Agreement has a term of three years and automatically renews for two-year periods unless notice is provided by either side prior to the end of a term.  The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.  The Company is currently negotiating a renewal of the Collective Bargaining Agreement.

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

The options were substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted could not exceed 2,100,000 and none of the options granted included stock appreciation rights.  The options were granted to employees and associates, had a four to five-year graded vesting term and expired 10 years after the date of the grant.  Each option entitled its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments).  The Company issued new shares to employees exercising their stock options.  As of March 31, 2017, no options were outstanding.  No further options in respect of the 1999 plan are available for future grants.  There were 0, 0, and 1,000 options exercised in the years ended March 31, 2017, 2016 and 2015, respectively, with a total intrinsic value of $0, $0, and $85, respectively.

d.	Dividends:

The Company may declare and pay dividends from retained earnings.  For restrictions on dividend distribution, see Note 17.c.

e.	Net income per share:

	Year ended March 31, 2017			Year ended March 31, 2016			Year ended March 31, 2015
	Net income			Net income			Net income
	attributable to Taro	Shares	Per Share	attributable to Taro	Shares	Per Share	attributable to Taro	Shares	Per Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount
Basic EPS:	$456,356	41,300,797	$11.05	$540,932	42,832,241	$12.62	$484,257	42,833,533	$11.31

Effect of dilutive securities:
Stock options	—	—	—	—	—	—	—	217	—
Diluted EPS:	$456,356	41,300,797	$11.05	$540,932	42,832,241	$12.62	$484,257	42,833,750	$11.31

f.

As of March 31, 2017, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of $148,258 and unrealized gain from available for sale securities of $125.  As of March 31, 2016, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of $123,220 and unrealized gain from available for sale securities of $194.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 17: — INCOME TAXES

a.	Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to income tax at the rate of 25.0%, 26.5% and 26.5% for the years ended March 31, 2017, 2016 and 2015, respectively.

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

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises.  In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest.  As of March 31, 2017, Management believes that the Company complied with all of the aforementioned requirements.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

For the years ended March 31, 2017 and 2016, income not eligible for Approved and/or Benefited Enterprise benefits is taxed at the regular corporate income tax rate.

d.	The New Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law (“Amendment 68”), upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (an “Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved/Benefited Enterprises during the benefits period.  Under the law, when the election is made, the uniform tax rate for 2014 and onwards will be 9% in areas in Israel designated as Development Zone A (scheduled to decrease to 7.5% as of January 1, 2017) and 16% elsewhere in Israel.  The decrease of the uniform tax rate to 7.5% will be effective for the Company’s reporting periods starting April 1, 2017.  The profits of these Industrial Companies will be freely distributable as dividends, subject to withholding tax of 20% or lower, under an applicable tax treaty. Certain “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds), and will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.  In order to be classified as a “Special Industrial Company,” the approval of three governmental authorities in Israel is required.  We did not elect to apply for Amendment 68 in tax year 2016 or 2015.

The New Technological Enterprise Incentives Regime – Amendment 73 to the Investment Law

Amendment 73 to the Investment Law (“Amendment 73”), which came into effect as of January 1, 2017, stipulates that regulations are to be promulgated which will implement the "Nexus Principles", based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentives regime will apply to "Preferred Technological Enterprises" that meet certain conditions, including all of the following:

1.

A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $19 million) per year;

2.	A company must also satisfy one of the following conditions:
•	at least 20% of the workforce (or at least 200 employees) are employed in R&D;
•	a venture capital investment of an amount approximately equivalent to at least $2 million was previously made in the company; or
•	growth in sales or workforce by an average of 25% over the three years preceding the tax year

A "Special Preferred Technological Enterprise" is an enterprise that meets conditions 1 and 2 above, and in addition is a part of a group of companies that have total annual consolidated revenues above NIS 10 billion (approximately $2.5 billion).

Preferred Technological Enterprises will be subject to a corporate tax rate of 7.5% for operations in Development Zone A or 12% for operations outside of Development Zone A with respect to the portion of their income derived from IP developed in Israel, while Special Preferred Technological Enterprises will be subject to 6% with respect to income related to such IP. The withholding tax on dividends from these enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company. For other dividend distributions, the withholding tax rate shall be 20% (or a lower rate under a tax treaty, if applicable).

The Company will evaluate the effect of such regime on its activities once the regulations are published

e.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in U.S. dollars in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income).  Such an election was binding to the Company for three years.  Accordingly, commencing taxable year 2003, results for tax purposes are measured in U.S. Dollar terms.  After the initial three-year term, the Company must make the election on an annual basis.  Through taxable year 2016, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

f.	Income from continuing and discontinued operations before income taxes is comprised of the following:

	Year ended March 31,
	2017	2016	2015
Domestic (Israel)	$123,707	$290,946	$250,979
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	436,739	345,638	329,914
Income from continuing and discontinued operations before taxes	$560,446	$636,584	$580,893

g.	Taxes on income are comprised of the following:

	Year ended March 31,
	2017	2016	2015
Current taxes	$25,396	$66,785	$166,466
Prior years' (benefits) taxes	(2,444)	2,540	(20)
Deferred income taxes (benefits)	80,828	25,988	(70,387)
	$103,780	$95,313	$96,059

Domestic (Israel)	$26,175	$34,254	$25,881
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	77,605	61,059	70,178
	$103,780	$95,313	$96,059

Included within current and deferred income tax expense are benefits relating to research and development tax credits at Taro Canada of $955, $884 and $909 for the years ended March 31, 2017, 2016 and 2015, respectively.  Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

As a result of the Zalicus acquisition and subsequent amalgamation of Zalicus with the Company, the Company recognized approximately $36,000 of tax loss carryforwards and investment tax credits in the year ended March 31, 2016.

Included within current and deferred income tax expense are benefits relating to state tax credits at Taro U.S.A. of $79  for the year ended March 31, 2016.

h.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2017	2016	2015
Statutory tax rate (in Israel)	25.0%	26.5%	26.5%

(Decrease) increase in effective tax rate due to:
Tax benefits from reduced tax rates under benefit programs	(5.2%)	(6.0%)	(7.0%)
Utilization of net operating losses	0.0%	(5.0%)	0.0%
Different tax rates applicable to non-Israeli subsidiaries	(1.5%)	(2.5%)	(4.0%)
Uncertain tax positions, net	0.7%	1.5%	1.0%
Taxes from prior years	(0.5%)	0.5%	0.0%
Effective consolidated tax rate	18.5%	15.0%	16.5%

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

i.	Current taxes are calculated at the following rates:

	Year ended March 31,
	2017	2016	2015
On Israeli operations (not including “Approved Enterprise”)	25.0%	26.5%	26.5%
On U.S. operations *	35.2%	35.2%	35.5%
On Canadian operations *	25.0%	25.0%	25.0%
On U.K. operations *	20.0%	20.0%	21.0%
On Ireland operations *	12.5%	12.5%	12.5%

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

	March 31,
	2017	2016
Deferred tax assets:
Net operating loss carryforward	$18,143	$11,322
Deferred revenue	22,137	39,153
Property, plant, and equipment	789	908
Accrued expenses	86,760	141,524
Bad debt allowance	112	36
Amortization and impairment	4,435	5,218
Other, net	21,419	29,885
Total deferred tax assets	153,795	228,046
Valuation allowance for deferred tax assets	(11,407)	(11,817)
Net deferred tax assets	142,388	216,229
Deferred tax liabilities:
Property, plant, and equipment	(2,086)	(2,203)
Other, net	(316)	(312)
Total deferred tax liabilities	(2,402)	(2,515)
Net deferred tax assets	$139,986	$213,714
Domestic	$11,152	$18,338
Foreign	128,834	195,376
	$139,986	$213,714

The deferred income taxes are presented on the consolidated balance sheets as follows:

	March 31,
	2017	2016
Among current assets (“other receivables and prepaid expenses”)	$132,064	$212,222
Among other assets ("long-term deferred income tax assets")	10,324	4,007
Among short-term liabilities	(288)	(283)
Among long-term liabilities	(2,114)	(2,232)
	$139,986	$213,714

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company plans to change its method of deducting certain customer rebates and allowances in the U.S. for the March 31, 2017 annual tax filing.   As a result of this planned change, the Company converted $49,374 of its deferred tax asset to tax receivable, which is reflected in the March 31, 2017 balances.

k.	Carryforward tax losses:
1.	The Company:

As of March 31, 2017, the Company has no carryforward net operating losses.  Please refer to Note 15.c. and Note 17.o. for information relating to Israel carryforward tax losses.

2.	Canadian subsidiary:

As of March 31, 2017, this subsidiary has carryforward losses of $18,608.

3.	U.K. subsidiary:

As of March 31, 2017, this subsidiary has carryforward tax losses of $11,124 which may be carried forward and offset against taxable income for an indefinite period in the future.  As discussed in Note 2.u, there is a full valuation allowance provided against these losses.

4.	Irish subsidiary:

As of March 31, 2017, this subsidiary has carryforward losses of $67,237.  Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines.  As discussed in Note 2.u, a full valuation allowance is provided against these losses.

5.	U.S. subsidiary:

As of March 31, 2017, this subsidiary has no carryforward tax losses.

6.	Hungarian subsidiary:

As of March 31, 2017, this subsidiary has no carryforward losses.  This subsidiary was dissolved as of February 2017.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.
m.

At March 31, 2017, deferred income taxes were not provided for on a cumulative total of $1,263,485 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.  Taro Canada intends to invest these earnings indefinitely in its operations.

n.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.
o.	Tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2009.  In March 2016, the Israel tax authorities issued a tax assessment for the period January 1, 2010 through March 31, 2014, in the amount of $40,782 (before interest, linkage and penalties) and determined that an unutilized capital loss in an amount of $74,551 that has been claimed by the Company has been denied.  The Company may be subject to examination by the Israeli tax authorities for years ending March 31, 2015 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

In February 2017, the Company filed an appeal pursuant to Section 153 of the Income Tax Ordinance (New Version), 1961 in the Haifa District Court challenging the Israel Tax Authority’s tax assessment for the period January 1, 2010 through March 31, 2014. The Company has consulted with its tax advisors and believes it has a good position on the appeal.

The Company completed its tax assessments with the U.S. tax authorities for the years through March 31, 2014.  The Company is currently under examination by the U.S. tax authorities for the year ending March 31, 2015.  The Company may be subject to examination by the U.S. tax authorities for the years ending March 31, 2016 and onward.  The

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Company believes that its tax provision is adequate to satisfy any assessments resulting from examination related to these years.

The Company completed its tax assessments with the Canadian tax authorities for the years through 2011.  The Company’s tax provision was materially adequate to satisfy these assessments.  Taro Canada remains subject to examination by the Canadian tax authorities for years after 2012 according to the statute of limitations.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

p.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income Taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.m and Note 2.u).

	Year ended March 31,
	2017	2016	2015
Unrecognized tax exposure at beginning of year	$22,093	$8,966	$6,858
Increases as a result of positions taken in prior period	750	6	129
(Decreases) increases as a result of positions taken in prior period	(4,794)	4,393	(462)
Increases as a result of positions taken in current period	5,408	8,728	2,501
Decreases due to settlements with tax authorities	—	—	(60)
Unrecognized tax exposure at end of year	$23,457	$22,093	$8,966

The total amount of interest and penalties recognized on the consolidated statement of operations for the years ended March 31, 2017, 2016 and 2015, were $1,379, $759, and ($230), respectively.  The total amount of interest and penalties recognized on the consolidated balance sheets at March 31, 2017 and 2016, were $2,674 and $1,293, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $23,457 and $22,093 at March 31, 2017 and 2016, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

	Year ended March 31,
	2017	2016	2015
Sales by location of customers :
United States	$785,319	$865,224	$777,191
Canada	57,621	56,605	55,452
Israel	29,200	22,963	22,157
Other	7,247	5,959	8,144
	$879,387	$950,751	$862,944

Selling, marketing, general and administrative expenses:
Selling and marketing	$40,813	$43,574	$44,617
Advertising	10,468	15,504	8,370
General and administrative *	34,375	33,287	34,657
Settlements and loss contingencies	—	973	(4,200)
	$85,656	$93,338	$83,444
* Including provision for doubtful accounts	$218	$(5)	$16

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$131	$473	$928
Income in respect of deposits	(14,599)	(13,077)	(10,605)
Foreign currency transaction gains	(20,168)	(7,068)	(41,634)
	$(34,636)	$(19,672)	$(51,311)

NOTE 19: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments.”

	Israel	Canada*	U.S.A.	Other	Consolidated
Year ended March 31, 2017 and as of
March 31, 2017
Sales to unaffiliated customers **	$29,200	$57,621	$785,319	$7,247	$879,387
Long-lived assets ***	$101,111	$55,154	$36,940	$—	$193,205
Year ended March 31, 2016 and as of
March 31, 2016
Sales to unaffiliated customers **	$22,963	$56,605	$865,224	$5,959	$950,751
Long-lived assets ***	$92,284	$49,936	$32,771	$—	$174,991
Year ended March 31, 2015 and as of
March 31, 2015
Sales to unaffiliated customers **	$22,157	$55,452	$777,191	$8,144	$862,944
Long-lived assets ***	$88,804	$46,876	$36,755	$1,020	$173,455

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer’s location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.
b.

For the year ended March 31, 2017, the Company had net sales to three different U.S. customers of 19.3%, 14.2%, and 10.3% of consolidated net sales.  For the year ended March 31, 2016, the Company had net sales to three different

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

customers of 20.0%, 14.1%, and 14.0% of consolidated net sales.  For the year ended March 31, 2015, the Company had net sales to three different customers of 18.0%, 14.1% and 10.3% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2017, 2016 and 2015, were as follows:

	Year ended March 31,
Category	2017	2016	2015
Dermatological and topical	64%	66%	66%
Neuropsychiatric	18%	20%	16%
Anti-inflammatory	8%	3%	5%
Cardiovascular	6%	8%	8%
Other	4%	3%	5%
Total	100%	100%	100%

NOTE 20: — DISCONTINUED OPERATIONS

a.

During 2010, the Company’s Management decided to sell its Irish facility.  The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated Statements of Operations.

b.	The following is the detail of discontinued operations:

	Year ended March 31,
	2017	2016	2015
Sales, net	$—	$—	$—
Cost of sales	(172)	(178)	(276)
Gross loss	(172)	(178)	(276)
Operating expenses:
Research and development	—	(18)	(2)
Selling, marketing, general and administrative	(142)	(141)	(167)
Operating loss	(314)	(337)	(445)
Financial (expenses) income, net	(67)	65	(347)
Other income, net	29	36	2
Loss before income taxes	(352)	(236)	(790)
Tax benefit (expense)	—	—	3
Net loss from discontinued operations	$(352)	$(236)	$(787)

NOTE 21: — RELATED PARTY TRANSACTIONS

In addition to Sun controlling 81.9% of the voting power in the Company as of March 31, 2017, the Company has substantial relationships with Sun.  Certain of Taro Board members are also members of various Sun entities board of directors, including Taro’s Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain of Taro’s officers and executives are also executives of Sun.

Arrangements with Sun

Since 2013, Taro has entered into various commercial transactions, including product distribution and logistics, manufacturing and service agreements with Sun in the ordinary course of our business.  The Company does not currently deem any of these transactions material or unusual and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties.  Additionally, pursuant to Israeli requirements, each of the material transactions was presented to the Audit Committee, which determined that each such transaction was not considered extraordinary, as defined in the Israeli Companies Law and therefore did not require shareholder approval.  The Audit Committee further determined the approval requirements for the different types of transactions.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In April 2016, Sun and Taro affiliates entered into a services arrangement (the “Services Agreement”) that is intended to allow the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America and Israel in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), Management, Procurement and certain aspects of Commercial and Customer Service, Finance (including Accounts Receivable and Accounts Payable processing and Tax compliance), Regulatory Affairs, Supply Chain and Operations (Management Services only) (each a “Service Area” and collectively, “Service Areas”).

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs to the applicable Services Areas, based upon the established allocation methodologies for each Service Area.  The Services Agreement requires our Audit Committee to review the Service Reports on a semi-annual basis and, the Services Agreement as a whole, on an annual basis to determine its efficacy and whether it is in the Company’s best interests.

Each of the employees providing services under the Services Agreement is required to sign a written acknowledgment of his/her receipt of and agreement to be bound by (a) the confidentiality and non-disclosure agreement between Sun and Taro, and (b) guidelines for consideration in the performance of such services, including the identification of potential conflicts of interest.

In April 2017, the Board of Directors approved for Taro to negotiate an agreement with Sun whereby Taro's U.S. branded products team will promote a combined portfolio of Taro and Sun corticosteroid products.  Under this agreement, Sun will sell its products to customers and will pay Taro a percentage of the net sales for Taro's promotional services.

NOTE 22: — SUBSEQUENT EVENTS

Subsequent to March 31, 2017, the Company received approvals from the FDA for four additional ANDAs: Tazarotene Cream, 0.1%, Felbamate Tablets, 400 mg and 600 mg, Felbamate Oral Suspension USP, 600 mg/5 mL, and Betamethasone Valerate Foam, 0.12%.

On April 25, 2017, Crescita Therapeutics Inc. (“Crescita”), announced it had entered into a development and commercialization license agreement with Taro, under which, Crescita has granted Taro an exclusive license to the rights to sell and distribute Pliaglis® in the U.S. market and for a second-generation enhanced version with patent pending.

During the period of June 1, 2017 through June 16, 2017, the Company repurchased 45,814 shares at an average price of $106.44 under its November 2016 authorization.  There is $187,249 remaining for this authorization.  As a result of the repurchases, Sun’s ownership increased to 73.0% and its voting ownership increased to 82.0% as of June 16, 2017.

End of consolidated financial statements

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1