Form 20-F
period 2018-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2018-06-21
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

39,427,515 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share outstanding as of March 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act:  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2018 (the “2018 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2018 Annual Report is being filed in respect of the fiscal year ended March 31, 2018, and contains the audited consolidated financial statements for the year then ended.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2018 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D—Risk Factors” and elsewhere in this 2018 Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2018 Annual Report are reported in U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2018 Annual Report may not total correctly due to rounding of numbers.

All references in this 2018 Annual Report to “dollars,” or “$,” are to U.S. dollars, all references in this Annual Report to “NIS” are to New Israeli Shekel, and all references in this Annual Report to “CAD” are to Canadian dollars.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2018 was NIS 3.51 per $1.00.  The published (2) representative exchange rate between the CAD and the dollar for March 31, 2018 was CAD 1.29 CAD per $1.00.  No representation is made that the NIS amounts or CAD amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.
___________________________

(1)As published by The Bank of Israel.
(2)As published by Bloomberg L.P.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the years ended March 31, 2018, 2017 and 2016, and as of March 31, 2018 and March 31, 2017, from our audited consolidated financial statements set forth elsewhere in this 2018 Annual Report, which have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data for the years ended March 31, 2015 and 2014, from our audited consolidated financial statements not included in this Annual Report.  You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2018 Annual Report.

	Year Ended March 31,
	2018	2017	2016	2015	2014
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$661,913	$879,387	$950,751	$862,944	$759,285
Cost of sales	198,405	207,860	169,743	186,359	179,279
Impairment	—	276	2,042	—	—
Gross profit	463,508	671,251	778,966	676,585	580,006
Operating expenses:
Research and development	70,418	70,644	71,160	65,510	55,430
Selling, marketing, general and administrative	88,196	85,656	92,365	87,644	91,733
Settlements and loss contingencies	1,884	—	973	(4,200)	2,590
	160,498	156,300	164,498	148,954	149,753
Operating income	303,010	514,951	614,468	527,631	430,253
Financial expenses (income), net	12,531	(34,636)	(19,672)	(51,311)	(12,285)
Other gain, net	1,889	11,211	2,680	2,738	1,369
Income before income taxes	292,368	560,798	636,820	581,680	443,907
Tax expense	81,954	103,780	95,313	96,059	82,729
Income from continuing operations	210,414	457,018	541,507	485,621	361,178
Net loss from discontinued operations attributable to Taro	(335)	(352)	(236)	(787)	(319)
Net income	210,079	456,666	541,271	484,834	360,859
Net (loss) income attributable to non-controlling interest	(1,071)	310	339	577	472
Net income attributable to Taro	$211,150	$456,356	$540,932	$484,257	$360,387

Net income from continuing operations attributable to Taro	$211,485	$456,708	$541,168	$485,044	$360,706
Net loss from discontinued operations attributable to Taro	(335)	(352)	(236)	(787)	(319)
Net income attributable to Taro	$211,150	$456,356	$540,932	$484,257	$360,387

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$5.27	$11.06	$12.63	$11.32	$8.15
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net income per ordinary share attributable to Taro:
Basic and Diluted	$5.26	$11.05	$12.62	$11.31	$8.14
Weighted-average number of ordinary shares used to compute net income per share:
Basic	40,155	41,301	42,832	42,834	44,276
Diluted	40,155	41,301	42,832	42,834	44,279

	As of March 31,
	2018	2017	2016	2015	2014
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Working capital	$1,680,879	$1,789,187	$1,632,133	$1,203,802	$797,967
Property, plant and equipment, net	$193,727	$180,085	$159,459	$153,045	$151,416
Total assets	$2,433,210	$2,289,753	$2,188,033	$1,737,745	$1,284,376
Short-term debt, including current maturities of long-term debt	$—	$—	$—	$912	$11,974
Long-term debt, net of current maturities	$—	$—	$—	$4,976	$5,888
Shareholders’ equity	$2,210,399	$2,073,806	$1,937,144	$1,417,383	$1,020,593

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

Most of the products that we sell are either generic drugs or drugs for which related patents have expired.  Most of these products do not benefit from patent protection and are therefore subject to an increased risk of competition.  In addition, because many of our competitors have substantially greater financial, production and research and development resources, substantially larger sales and marketing organizations and substantially greater name recognition than we have, we are particularly subject to the risks inherent in competing with them.  For example, many of our competitors may be able to develop products and processes competitive with, or superior to, our own.  Furthermore, we may not be able to differentiate our products from those of our competitors, successfully develop or introduce new products that are less costly or offer better performance than those of our competitors or offer purchasers of our products payment and other commercial terms as favorable as those offered by our competitors.

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

Reductions in pharmaceutical pricing may adversely affect our business.

Pharmaceutical pricing, through the current administration, political, social, and other pressure, has been subjected to increased scrutiny. Our pricing and profitability may be affected, which may have a material adverse effect on our business, financial condition and results of operation.

Our future profitability depends upon our ability to continue monitoring our inventory levels in the distribution channel.

Our future profitability depends, in part, upon our ability to continue monitoring our inventory levels in the distribution channel. We obtain reports of the amount of our products held in inventory by our wholesaler customers.  We use these reports as part of our process for monitoring inventory levels in our distribution channel and our exposure to product returns.  If we lose access to these reports, we may not be able to adequately monitor our inventory levels in the distribution channel.  The loss of our visibility into the distribution channel could cause inventory levels to build, exceeding market demand and resulting in us incurring significant and unanticipated expenditures to reimburse these wholesaler customers for product returns, which could materially affect our profitability and cash flows in an adverse manner.

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

We are subject to extensive regulation by the United States, Canada, Israel and other jurisdictions.  These jurisdictions regulate, among other things, the approval, testing, manufacture, labeling, marketing, sale, import and export of pharmaceutical products.  For example, approval by the FDA is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the United States.  In order to receive approval from the FDA for each new drug product we wish to market, we must demonstrate, through rigorous pre-clinical and clinical trials, that the new drug product is safe and effective for its intended use and that our manufacturing process for that product candidate complies with current Good Manufacturing Practices (“cGMP”).  We cannot provide an assurance that the FDA will, in a timely manner, or ever, approve our applications for new drug products.  The FDA may require substantial additional clinical testing or find that our drug product does not satisfy the standards for approval.  In addition, in order to obtain approval for our product candidates that are generic versions of brand-name drugs, we must demonstrate to the FDA that each generic product candidate is bioequivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator, or brand-name reference drug.  In addition to bioequivalence testing, the generic product must also have the same dosage form, strength, route of administration and intended use as the innovator drug product.  If the FDA determines that an ANDA for a generic drug product is not adequate to support approval, it could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product.

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our products are limited by statutes and regulations and, with respect to our generic drugs, by the claims approved by the FDA for the brand-name product.  In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage conditions, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements.  Further, as a manufacturer of pharmaceutical products distributed in the United States, we must also continue to comply with cGMP regulations, which include requirements related to production processes, quality control and quality assurance and recordkeeping.  Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions.  The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies.  Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, warning or untitled letters, consent decrees or civil or criminal penalties.  Taro shares common ownership with Ranbaxy Inc. through acquisitions made by Sun.  In 2012, Ranbaxy Inc. entered into a Consent Decree of Permanent Injunction with the FDA which decree gives the FDA authority to impose its terms and obligations on any “subsidiary” or “affiliate” of Ranbaxy Inc.  Also, if such deviations occurred, it is unclear if the FDA could extend the existing Consent Decree of Permanent Injunction, applicable to Ranbaxy Inc. to a facility owned or operated by Taro in light of the companies' common ownership by Sun.  Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

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

Furthermore, all of the products that we manufacture, and most of the products we distribute, are manufactured outside the United States and must be shipped into the United States.  The FDA and the DEA, in conjunction with the United States Customs Service, can exercise greater legal authority over goods that we seek to import into the United States than they can over products that are manufactured in the United States.

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

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by commercial marketing of the product.  However, the Medicare Act also contains forfeiture provisions which could deprive the first “Paragraph IV” filer (as described below) of eligibility for such exclusivity if certain conditions are met.  Accordingly, in situations where we are the first “Paragraph IV” filer, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products.

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

We face uncertainties due to federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the PPACA.  Despite the recent failure of the Senate’s attempts to repeal various combinations of such PPACA provisions, these and similar actions by the current administration are widely expected to lead to fewer Americans having comprehensive PPACA compliant health insurance, even in the absence of a legislative repeal.  There is no assurance that any future replacement, modification or repeal of the PPACA will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

Reimbursement policies of third-parties, cost containment measures and healthcare reform as well as governmental regulation of prices could adversely affect the demand for our products and limit our ability to sell our products.

Our ability to market our products depends, in part, on prices and reimbursement levels for them and related treatment established by federal and state government healthcare programs, private health insurers and other third party payor organizations, including health maintenance organizations and managed care organizations.  Reimbursement may not be available for some of our products and, even if granted, may not be maintained.  Limits placed on our prices or reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products.  In the event that any federal, state or other governmental authority enacts any additional legislation or adopts any additional regulations or policies that affect third-party coverage, price levels or reimbursement, demand for our products may be reduced with a consequent adverse effect, which may be material, on our sales and profitability.

In addition, the purchase of our products could be significantly influenced by the following factors, among others:

•	trends in managed healthcare in the United States;
•	developments in health maintenance organizations, managed care organizations and similar enterprises;
•	legislative proposals to reform healthcare, drug prices and government insurance programs; and
•	price regulation and controls and reimbursement policies.

The PPACA is a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the establishment of an exchange to facilitate the purchase of health insurance, premium and cost-sharing subsidies for certain low-income individuals, the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program.  Among other things, the PPACA contained provisions that changed payment levels for pharmaceuticals under Medicaid and increased pharmaceutical rebates under the Medicaid Drug Rebate Program.  Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FULs”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs for which there are at least three therapeutically equivalent versions on the market).  The FULs are calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market.  In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and sales to wholesalers for drugs distributed to retail community pharmacies.  The Centers for Medicare & Medicaid Services (“CMS”) issued final regulations regarding the FUL and the calculation of AMP and rebates under the Medicaid Drug Rebate Program.  These regulations were effective as of April 1, 2016.  Even though the weighted-average does not disclose our AMP, the release of such FULs to the public and our customers may affect our pricing.

In addition, in its final regulations for the Medicaid Drug Rebate Program, CMS required state Medicaid programs, beginning April 1, 2017, to base their reimbursement rates for brand drugs and other drugs not subject to a FUL on pharmacies’ actual acquisition costs, rather than using the current methodologies based on published benchmarks such as average wholesale price (“AWP”) or wholesaler acquisition cost.  We do not yet know the full impact of the new Medicaid reimbursement rates on our pharmacy customers.

Effective January 1, 2010, the PPACA also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a new drug application (“NDA”), including authorized generics.  The PPACA also increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA.  Further, the volume of rebated drugs has been expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, an alternative, higher rebate may be imposed on drugs that are line extensions of previously approved oral dosage form drugs.  CMS’s final regulations also expanded the Medicaid Drug Rebate Program such that manufacturers will be required to pay rebates to Puerto Rico and the U.S. Territories (the U.S. Virgin Islands, Guam, the Northern Mariana Islands and American Samoa), effective April 1, 2020.  These measures have increased or will increase our cost of selling to the Medicaid market.

Furthermore, as a result of legislative changes in the Bipartisan Budget Act of 2015 (“BBA”), effective for the first calendar quarter of 2017, generic drugs are subject to an additional rebate if the AMP for a given quarter exceeds an inflation-adjusted baseline AMP.  This price increase penalty previously applied only to innovator drugs.

The full effects of the PPACA and the BBA on Medicaid payments and on our Medicaid rebates cannot be known at this time, in part because not all of these provisions have been implemented yet, but they may have an adverse impact on our results of operations.  In addition, recently, the current administration has made statements that it supports repeal of all or portions of the PPACA, and Congress recently enacted new legislation that repealed key portions of the PPACA.  There is uncertainty with respect to the impact these changes, if any, may have, and any changes likely will take time to unfold.  Any additional federal healthcare reform measures adopted in the future could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

Our relationships with customers and third-party payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any products we market.  Our arrangements with third-party payors, prescribers, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval.  Restrictions under applicable federal and state healthcare laws and regulations include the following:

•

the federal healthcare program anti-kickback statute prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to healthcare providers or marketing expenditures.  Still other states require the reporting of certain pricing information, including information pertaining to and justification of the price increases greater than a specified threshold, or prohibit prescription drug price gouging.  State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex.  Some of the applicable laws may impose liability even in the absence of specific intent to defraud.  The subjective decisions and complex methodologies used in calculating prices that are reportable under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes.  A number of state attorneys general and others have filed lawsuits alleging that pharmaceutical companies reported inflated AWP, leading to excessive payments by Medicare and/or Medicaid for prescription drugs.  Additional actions are possible.  These actions, if successful, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Product recalls or product field alerts may be issued at our discretion or as recommended or required by the FDA, other governmental agencies or other companies having regulatory authority over pharmaceutical product sales.  From time to time, we may recall products for various reasons, including failure of our products to maintain their stability through their expiration dates.  Any recall or product field alert has the potential of damaging the reputation of the product or our reputation.  Any significant recalls could materially affect our sales.  In these cases, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our reputation among consumers and our customers in the pharmacy trade may be negatively impacted by incidents of counterfeiting of our products.

The counterfeiting of pharmaceutical products is a widely reported problem for pharmaceutical manufacturers, distributors, retailers and consumers in the United States, which is our largest market.  Such counterfeiting may take the form of illicit producers manufacturing cheaper and less effective counterfeit versions of our products, or producing imitation products containing no active ingredients, and then packaging such counterfeit products in a manner, which makes them look like our products.  If incidents occurred in which such products prove to be ineffective, or even harmful, to the individuals who used them, consumers and our customers might not buy our products out of fear that they might be ineffective or dangerous counterfeits.  In addition, sales of counterfeit products could reduce sales of our legitimate products, which could have a material negative impact on our sales and net income.

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

Risks Relating to Our Company and Our Operations

Sun Pharmaceutical Industries Ltd., and its affiliates, currently controls 83.2% of the voting power in our Company.

Our Chairman, Dilip Shanghvi and members of his immediate family (one of whom is a member of our board of directors) currently control, through their beneficial ownership of 74.8% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and its affiliates, “Sun”), 83.2% of the voting power in our Company, as of March 31, 2018.  Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.4% of Sun Pharma as of March 31, 2018.  Sun is able to control the outcome of shareholder votes requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes.  Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for 81%, 88% and 90% of the Company’s consolidated revenue for the years ended March 31, 2018, 2017 and 2016, respectively.

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

We may not be able to successfully identify, consummate and integrate licensing deals or future acquisitions.

We have in the past, and may in the future, pursue licensing deals (both in-license and out-license deals) or acquisitions of product lines and/or companies and seek to integrate them into our operations.  Licensing deals and acquisitions of additional product lines and companies involve risks that could adversely affect our future results of operations.  Any one or more of the following examples may apply:

•	we may encounter issues with intellectual property, manufacturing or financial complications with in-license or out-license deals;
•	we may not be able to identify suitable licensing deals, acquisition targets or acquire companies on favorable terms;
•

we compete with other companies that may have stronger financial positions and are therefore better able to acquire licenses, product lines and companies.  We believe that this competition will increase and may result in decreased availability or increased prices for suitable licenses or acquisition targets;

•	we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential license deals or acquisitions;
•

we may not be able to obtain the necessary regulatory approvals, including the approval of antitrust regulatory bodies, in any of the countries in which we may seek to consummate potential licenses or acquisitions;

•	we may ultimately fail to complete a licensing deal or an acquisition after we announce that we plan to license a product or acquire a product line or a company;
•	we may fail to license products or integrate our acquisitions successfully in accordance with our business strategy;
•	we may choose to license a product or acquire a business that is not profitable, either at the time of the license or acquisition or thereafter;
•

licensing deals or acquisitions may require significant management resources and divert attention away from our daily operations, resulting in the loss of key customers and personnel, and expose us to unanticipated liabilities;

•

we may not be able to retain the skilled employees and experienced management that may be necessary to maximize an in-license’s profitability or operate businesses we acquire, and if we cannot retain such personnel, we may not be able to locate and hire new skilled employees and experienced management to replace them; and

•	we may license a product or purchase a company that has contingent liabilities that include, among others, known or unknown intellectual property or product liability claims.

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

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Fiscal year filers, such as Taro USA, recognize a partial reduction in the U.S. corporate tax rate for their year ending after January 1, 2018 and thereafter recognize the full reduction in the U.S. corporate tax rate.  For the year ended March 31, 2018 Taro USA is subject to a 31.5% federal tax rate and for subsequent years Taro USA is subject to a 21% federal tax rate.  Taro USA re-measured its deferred tax assets and liabilities, based on the 21% rate. The estimated tax cost recorded related to the re-measurement of the deferred tax balance was $38.0 million.

The Tax Act changed the manner in which companies may utilize losses carried forward.  For losses in tax years ending after December 31, 2017 losses may carry forward an unlimited number of years, however losses may only offset 80% of the federal taxable income in each future year.  Taro USA generated an estimated $22.6 million loss during the year ended March 31, 2018 and this estimated loss is subject to the above changes.  The Tax Act created a variety of other taxes and incentives; however, the Company currently believes these other provisions have limited or no impact on Taro USA.  We are still in the process of evaluating the impact on future years.

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

We are increasingly dependent on sophisticated information technology systems and infrastructure to operate our business.  In the ordinary course of business, we collect, store and transmit large amounts of confidential information, trade secrets, intellectual property, proprietary business information, and employee personal information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information.  We have contracted with third party vendors to enhance our operations and, as part of our service arrangements with Sun as described in greater detail under “Item 7B —Related Party Transactions—Related Party Transactions—Arrangements with Sun.” We also have outsourced elements of our operations to Sun, including significant elements of our information technology infrastructure.  The size and complexity of our information technology systems, and those with whom we contract, make such systems potentially vulnerable to service interruptions, security breaches from inadvertent or intentional actions by employees, partners or vendors, or from attacks by malicious third parties.  Any significant disruptions to our information technology systems, including breaches of information security or cybersecurity, or failure to integrate new and existing information technology systems could adversely affect our business, financial condition or results of operations.  While we exercise care in selecting vendors that maintain adequate information security controls and monitor our relationships with our vendors, we and our vendors or Sun, could be susceptible to third party attacks on our information security systems, which attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including state and quasi-state actors, criminal groups, “hackers” and others.  Although the aggregate impact on our operations and financial condition has not been material to date, we have been the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry.

Maintaining the secrecy of our confidential information, trade secrets, intellectual property, proprietary business information, and employee personal information is important to our competitive business position.  However, such information can be difficult to protect.  While we have taken steps to protect such information and invested heavily in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of data that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information.  A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of our data, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our data to gain an advantage, and/or adversely affect our business position.  Further, any such interruption, security breach, loss or disclosure of confidential information, could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

Social media presents potential internal and external harm for our company.

The internal unauthorized, inappropriate or illicit use of social media could cause reputational harm to our business and/or create adverse consequences, including the inadvertent release of non-public information or personally identifiable information.  Externally, our brand and reputation could suffer harm in the event of negative comments or altered information being disseminated through social media.  If we were to suffer reputational or brand harm or adverse consequences through social media, it may have a material adverse effect on our business, financial condition and results of operations.

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

Third-parties may claim that we infringe on their proprietary rights and may prevent us from manufacturing and selling such products, or may challenge our own proprietary rights.

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products.  These lawsuits often relate to the validity and infringement of patents or proprietary rights of third-parties.  We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights.  Any such litigation could:

•	require us to incur substantial expenses, even if we are insured or successful in the litigation;
•	require us to divert significant time and effort of our technical and management personnel;
•	result in the loss of our rights to develop or make certain products;
•	require us to pay substantial monetary damages or royalties in order to license proprietary rights from third-parties;
•	prevent us from launching a developed, tested and approved product; or
•	result in our loss of certain patent or proprietary rights.

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

A third party might challenge any of our patent rights. If successful, such a challenge could result in a loss of market exclusivity with respect to one or more of our products.

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

Our launch of a product prior to a final court decision, settlement with the patent owner or the expiration of a patent held by a third-party may result in substantial damages to us.  Depending upon the circumstances, a court may award the patent holder damages up to three times the patent holder’s loss of profit or other actual damages, and not less than a reasonable royalty.  If we are found to infringe a patent held by a third-party and become subject to significant damages, these damages could have a material adverse effect on our results of operations and financial condition.

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  As of March 31, 2018, we did not identify any material weaknesses in internal controls.  Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

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

The market price of our ordinary shares may be volatile, and may, in the future, be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	announcements by us or our competitors of new or enhanced products;
•	market conditions or trends in the pharmaceutical industry;
•	developments or disputes concerning proprietary rights;
•	failure by us to develop new products;
•	introduction of technologies or product enhancements by others that reduce the need for our products;
•	general economic and political conditions;
•	departures of key personnel;
•	changes in the market valuations of our competitors;
•	regulatory considerations; and
•	the other risk factors listed in this section of this 2018 Annual Report.

No citizen or resident of the United States who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation.  This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.  The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).  As of March 31, 2018, no citizen or resident of the United States held an amount of ordinary shares that would represent 10% or more of the voting power of our Company.

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

A substantial portion of our expenses in Israel, primarily labor and occupancy expenses, are incurred in NIS.  As a result, the cost of our operations in Israel, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations between the U.S. dollar and the NIS.  During the year-ended March 31, 2018, the value of the NIS  increased 3.3% with respect to the U.S. dollar.  That change had a negative impact on our results of operations. If the NIS were to once again depreciate relative to the U.S. dollar, it would positively affect our U.S. dollar-measured results of operations.  If the NIS were to appreciate ever further relative to the U.S. dollar, that would negatively affect our U.S. dollar-measured results of operations.

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

Government pricing or price control policies can materially impede our profitability or ability to set prices for our products.

The Israeli government typically purchases pharmaceutical products at the lowest prices in the market, which may affect our profitability. All pharmaceutical products sold in Israel are subject to government price controls.  Permitted price increases and decreases are enacted by the Israeli government as part of a formal review process.  The inability to control the prices of our products may adversely affect our operations.

We may benefit from government programs and tax benefits, both or either of which may be discontinued or reduced.

We have, in the past, received grants and substantial tax benefits under Israeli government programs, including the Approved Enterprise program and programs of the National Technological Innovation Authority (the “Authority”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel).  In order to be eligible for these programs and benefits, we must meet specified conditions including making specified investments in fixed assets from our equity and paying royalties with respect to grants received.  In addition, some of these programs could restrict our ability to manufacture particular products and transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes.  In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs.  If the government of Israel ends these programs and tax benefits while we are recipients, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make more difficult a merger or acquisition.  This could prevent a change of control and depress the market price of our ordinary shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition.  The Israeli Companies Law, 5759 - 1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder, generally require that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 35 days’ advance notice by each of the merger parties.  Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter.  Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger.  Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company received shareholder approval.  In addition, a majority of each class of securities of the target company must approve a merger.  Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives sufficient responses such that the acquirer will hold at least 95% of the issued share capital upon consummation of the shareholders’ tenders.  Completion of the tender offer also requires approval of a majority of shareholders who do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares.  Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

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

We may be adversely affected if the rate of inflation in Canada exceeds the rate of devaluation of the CAD against the U.S. dollar.

A substantial portion of our expenses, primarily labor, raw materials, occupancy, marketing and research and development expenses in Canada, are incurred in CAD.  As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the CAD. During the year-ended March 31, 2018, the value of the CAD increased 3.0% with respect to the U.S. dollar.  While that change had a negative impact on our results of operations, if the CAD were to depreciate relative to the U.S. dollar, it would positively affect our U.S. dollar-measured results of operations.  If the CAD were to appreciate ever further relative to the U.S. dollar, it would negatively affect our U.S. dollar-measured results of operations.

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

On December 23, 2013, the Company completed a modified “Dutch auction” tender offer through which the Company repurchased 1,959,514 ordinary shares at a price of $97.50 per share.

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares, which was completed on August 18, 2016.  Under the program, the Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share.

On November 23, 2016, the Company announced that its Board of Directors authorized a new $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period was set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  On November 7, 2017, the Board extended the share repurchase program for one year.  During the year ended March 31, 2018, the Company repurchased 1,085,694 shares through the current program at an average price of $102.52.  Through May 31, 2018, in total under the authorization, the Company has repurchased 1,806,984 shares at an average price of $102.86, leaving $64.1 million remaining under the current board authorization.

Our registered office is located at 14 Hakitor Street, Haifa Bay 2624761, Israel.  Our telephone number at that address is +972-4-847-5700.  Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532.  Our telephone number at that address is +1-914-345-9000.

Capital Expenditures

During the years ended March 31, 2018, 2017 and 2016, our capital expenditures were $26.9 million, $35.8 million and $19.0 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities, laboratories, and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;
•	expanding and upgrading our research and development laboratories in Israel and Canada; and
•	the upgrade of our information technology and serialization systems, in addition to general improvements to our facilities.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2018 Annual Report.  Also see Item 4.D.—“Property, Plant and Equipment.”

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

We operate principally through three entities: Taro Israel, and two of its subsidiaries (including indirect), Taro Pharmaceuticals Inc. (“Taro Canada”) and Taro U.S.A.  The principal activities and primary product lines of these subsidiaries may be summarized as follows:

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

•  Oral analgesics, Rx and OTC

• Oral Central Nervous System (CNS) - Rx

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

As of March 31, 2018, 28 (excluding tentative approvals) of our ANDAs are being reviewed by the FDA.  During the fiscal year ended March 31, 2018, we filed 7 ANDAs with the FDA.  In addition, there are numerous products for which either development or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

Products

We currently market more than 200 pharmaceutical products in over 25 countries.  The following table represents some of our key product groups and the major markets in which they are sold:

		Brand	Therapeutic	Major
Generic Name	Dosage Form	Name(1)	Category	Markets	Rx/OTC/Cosmetic
Acetaminophen	rectal suppository	Feverall®	Antipyretic	U.S.	OTC
Acetaminophen, Codeine and Caffeine	tablets	Rokacet®(2)	Analgesic	Israel	Rx/OTC
Acetazolamide	tablets	Diamox®	Carbonic anhydrase inhibitor	U.S., Israel	Rx
Acitretin	capsules	Soriatane®	Dermatologics	Canada	Rx
Acyclovir	ointment	Zovirax®	Dermatologics and topicals	U.S.	Rx
Adapalene	gel	Differin®	Dermatologics and topicals	U.S.	Rx
Adapelene & Benzoyl Peroxide	gel	Epiduo®	Dermatologics and topicals	U.S.	Rx
Alclometasone Dipropionate	cream, ointment	Aclovate®	Dermatologics and topicals	U.S.	Rx
Alnase	solution	Pyrilamine®	Allergy	Israel	OTC
Amcinonide	cream	Cyclocort®	Dermatologics and topicals	Canada	Rx
Amiodarone Hydrochloride	tablets	Cordarone®	Cardiovascular	U.S.	Rx
Ammonium Lactate	cream, lotion	Lac-Hydrin®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Anastrozole	tablets	Arimidex®	Nonsteroidal aromatase inhibitor	Canada	Rx
Augmented Betamethasone Dipropionate	cream, lotion, gel	Diprolene AF®	Dermatologics and topicals	U.S.	Rx
Bacitracin	ointment	Baciquent®	Dermatologics and topicals	U.S.	OTC
Benzoyl Peroxide & Clindamycin Phosphate	gel	Duac®	Dermatologics and topicals	U.S.	Rx
Benzoyl Peroxide/Clindamycin	gel kit	Benzaclin®	Dermatologics and topicals	Canada	Rx
Betamethasone Dipropionate	cream	Diprosone®	Dermatologics and topicals	U.S., Canada	Rx
Betamethasone Valerate	cream, topical foam	Valisone®	Dermatologics and topicals	U.S., Canada	Rx
Brexin	tablets		Anti-Inflammatory & Analgesic	Israel	Rx
Brompheniramine Maleate, Pseudoephedrine Hydrochloride, Dextromethorphan Hydrobromide	syrup	Bromfed-DM®	Allergy	U.S.	Rx
Butamine	solution for infusion	Dobutrex®	Cardiovascular	Israel	Rx
Butenafine Hydrochloride	cream	Lotrimin Ultra®	Dermatologics and topicals	U.S.	OTC
Calcimore	chewable tablets	Calcimore®	Gastrointentinal	Israel	Rx
Calcipotriene	ointment	Dovonex®	Dermatologics and topicals	U.S.	Rx
Capecitabine	tablets	Xeloda®	Antineoplastics	Canada	Rx
Carbamazepine	tablets, controlled release tablets, chewable tablets, oral suspension	Tegretol®	Anticonvulsant	U.S., Israel, Canada	Rx
Cetirizine Hydrochloride	solution	Zyrtec®	Allergy	U.S.	Rx/OTC
Ciclopirox	shampoo	Penlac®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Ciclopirox Olamine	cream, topical solution	Loprox®	Dermatologics and topicals / Antifungal	U.S.	Rx
Clarithromycin	suspension	Biaxin®	Antibiotic	Canada	Rx
Clindamycin Phosphate	topical solution	Cleocin T®	Dermatologics and topicals	U.S., Canada	Rx
Clindamycin/Benzoyle Peroxide	gel	Clindoxyl®	Dermatologics and topicals	Canada	Rx

Clobetasol Propionate	cream, ointment, gel, topical solution, lotion	Temovate® , Clobex®	Dermatologics and topicals	U.S., Canada	Rx
Clomipramine Hydrochloride	capsule	Anafranil®	Neuropsychiatric	U.S.	Rx
Clorazepate Dipotassium	tablets	Tranxene®	Neuropsychiatric	U.S.	Rx
Clotrimazole and Betamethasone Dipropionate	cream, lotion	Lotrisone®	Dermatologics and topicals / Antifungal	U.S., Israel	Rx
Clotrimazole	cream, topical solution, vaginal cream	Lotrimin® Gyne-Lotrimin®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx/OTC
Clotrimazole/Fluconazole	cream/capsule	CanesOral®	Dermatologics and topicals/antifungal	Canada	OTC
Curatane	capsule	Accutane®	Dermatologics and topicals	Israel	Rx
Dapsone	gel	Aczone®	Dermatologics and topicals	U.S.	Rx
Deferasirox	dispersible tablets	Exjade®	Iron chelating agent	Canada	Rx
Dermacombin	cream	Dermacombin®	Dermatologics and topicals / Antifungal	Israel	Rx
Desonide	cream, ointment, lotion	Tridesilon® , Des-Owen®	Dermatologics and topicals	U.S.	Rx
Desoximetasone	cream, ointment, gel, spray	Topicort®(2)	Dermatologics and topicals	U.S.	Rx
Diclofenac Sodium	solution, gel	Pennsaid®, Solaraze®	Dermatologics and topicals	U.S., Canada	Rx
Diflorasone Diacetate	cream, ointment	Psorcon®	Dermatologics and topicals	U.S.	Rx
Diphenhydramine	cream	Benadryl®	Dermatologics and topicals	U.S.	OTC
Diprofol	emulsion for injection or infusion	Diprivan®	Sedative/hypnotic	Israel	Rx
Docusate Sodium	gel capsules	Soflax® Colace®	Gastrointentinal	Canada	OTC
Dorzolomid + Timolol	drops	Cosopt®	Intraocular pressure	Israel	Rx
Double Antibiotic	ointment	Polysporin®	Dermatologics and topicals	Canada	OTC
Econazole Nitrate	cream	Spectazole®	Dermatologics and topicals / Antifungal	U.S.	Rx
Enalapril Maleate	tablets	Vasotec®	Cardiovascular	U.S.	Rx
Enalapril Maleate / Hydrochlorothiazide	tablets	Vaseretic®	Cardiovascular	U.S.	Rx
Entumin	tablets	Entumin®	Neuropsychiatric	Israel	Rx
Estelle	tablets	Androcur®	Endocrine	Israel	Rx
Etodolac	tablets, capsules, extended release tablets	Etopan®(2) Lodine®	Anti-Inflammatory & Analgesic	U.S., Israel	Rx
Felbamate	tablets, suspension	Felbatol®	Anticonvulsant	U.S.	Rx
Fluocinolone Acetonide	solution, oil	Synalar®, Derma-Smooth®	Dermatologics and topicals	U.S.	Rx
Fluocinonide	cream, ointment, gel, topical solution	Lidex®,Vanos®	Dermatologics and topicals	U.S., Canada	Rx
Fluorouracil	topical solution, cream	Efudex®	Topical Anti-neoplastic	U.S.	Rx
Flurandrenolide	cream, lotion	Cordran®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone 1% and Acetic Acid 2%	solution	Vosol HC Otic®	Antibacterial	U.S.	Rx
Hydrocortisone Butyrate	cream, ointment, topical solution	Locoid®	Dermatologics and topicals	U.S.	Rx
Hydrocortisone Valerate	cream, ointment	Westcort®	Dermatologics and topicals	U.S., Canada	Rx
Hydrocortisone	cream, ointment	Cortizone 10®, Hytone®	Dermatologics and topicals	U.S., Canada	Rx/OTC
Imiquimod	cream	Aldara®	Dermatological and topicial	U.S.	Rx

Jungborn	granules	Jungborn®	Laxative	Israel	OTC
Ketoconazole	tablets, cream	Nizoral®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Lamotrigine	tablets	Lamictal®	Anticonvulsant	U.S.	Rx
Levocetirizine Dihydrochloride	solution	Xyzal®	Allergy	U.S.	Rx
Lidocaine	ointment	Xylocaine™	Dermatologics and topicals	U.S.	Rx
Lidocaine / Tetracaine	gel	Pliaglis®	Dermatologics and topicals	U.S.	Rx
Loratadine	solution	Claritin®	Allergy	U.S., Canada	OTC
Lozapine	tablets	Clozaril®	Neuropsychiatric	Israel	Rx
Macrogols, Potassium chloride, Sodium Bicarbonate, Sodium chloride	powder for solution	Meroken™(2)	Laxative	Israel	Rx
Malathion	lotion	Ovide®(2)	Dermatologics and topicals	U.S.	Rx
Mercaptizol	tablets	Tapazole®	Endocrine	Israel	Rx
Metronidazole	gel	MetroGel®	Dermatologics and topicals	U.S.	Rx
Miconazole Nitrate	vaginal cream, cream	Monistat® 3 Monistat® 7 Micatin®	Dermatologics and topicals / Antifungal	U.S., Canada	OTC
Mometasone Furoate	lotion, cream	Elocon®	Dermatologics and topicals	Canada	Rx
Mupirocin	ointment	Bactroban®	Dermatologics and topicals	U.S., Canada	Rx
Naftifine HCL	cream	Naftin®	Dermatologics and topicals / Antifungal	U.S.	Rx
Nexium	tablets	Nexium®	Gastrointentinal	Israel	Rx
Normalax	powder	Miralax®	Gastrointestinal	Israel	OTC
Nortriptyline	capsule	Pamelor®	Neuropsychiatric	U.S.	Rx
Nystatin	cream	Mycostatin®	Antifungal Oral and topical	U.S., Israel, Canada	Rx/OTC
Nystatin/Triamcinolone	cream, ointment	Mycogen® II, Mycolog® II, Myconel®	Dermatologics and topicals / Antifungal	U.S.	Rx
Nystatin/Triamcinolone/Neomycin/Gramicidin	cream, ointment	Kenacomb®	Dermatologics and topicals / Antifungal/antibiotic	Canada	Rx
Ondansetron	solution	Zofran®	Antiemetic	U.S.	Rx
Oracort E	paste	Xylocaine and lignocaine®	Dermatologics and topicals	Israel	Rx
Otomycin	drops	Otomycin®	Antibacterial	Israel	Rx
Oxacatin	syrup	Oxacatin®	Cough & Cold	Israel	Rx
Oxaliplatin	injectable	Eloxatin®	Antineoplastics	Canada	Rx
Oxiconazole Nitrate	cream	Oxistat®	Dermatologics and topicals / Antifungal	U.S.	Rx
Partane	tablets	Benzhexol and trihex®	CNS	Israel	Rx
Pemetrexed Disodium	injectable	Alimta®	Antineoplastics	Canada	Rx
Percocet	tablets	Percocet®	Narcotics	Israel	Rx
Perphenan	tablets	Perphenan®	Neuropsychiatric	Israel	Rx
Phenytoin Sodium	extended release capsules, chewable tablets, suspension	Dilantin®	Anticonvulsant	U.S., Canada	Rx
Pregabalin	tablets	Lyrica®	Neuropathic pain	Israel	Rx
Profex	tablets	Rythmol SR®	Cardiovascular	Israel	Rx
Promethazine	rectal suppository	Phenergan®	Allergy & Antiemetic	U.S.	Rx
Promnix	modified release capsules	Alna ® / Flomax ®	Endocrine	Israel	Rx
Ridazin	tablets	Melleril®	Neuropsychiatric	Israel	Rx
Sebosel	suspension	Sebosel®	Dermatologics and topicals	Israel	OTC
Sevelamer	tablets	Renvela®	Control of Hyper phosphataemia	Israel	Rx
Sterocort	tablets	Sterocort®	Corticosteroid	Israel	Rx
Sumatriptan Succinate	injectable	Imitrex®	CNS	Canada	Rx
Taro Base	cream	Glaxal® base	Dermatologics and topicals	Canada	OTC
Taro Gel	gel	K-Y® gel	Dermatologics and topicals/lubricant	Canada	OTC

Tarodent	solution	Tarodent®	Anti-infectives gor local oral	Israel	OTC
Tazarotene	cream	Tazorac®	Dermatologics and topicals	U.S.	Rx
Temozolomide	capsules	Temodal®	Antineoplastics	Canada	Rx
Terbinafine Hydrochloride	cream	Lamisil®	Dermatologics and topicals / Antifungal	U.S.	OTC
Terconazole	vaginal cream	Terazol®	Dermatologics and topicals / Antifungal	U.S., Canada	Rx
Testosterone Undecanoate	gel capsules	Andriol®	Endocrine	Canada	Rx
Tolnaftate	cream	Tinactin®	Dermatologics and topicals / Antifungal	U.S., Canada	OTC
Tramadol Hydrochloride	extended release tablets	Tridural®	Analgesic	Canada	Rx
Triamcinolone Acetonide	cream, ointment, dental paste	Kenalog®	Dermatologics and topicals	U.S., Canada, Israel	Rx
Triple Antibiotic	ointment	Neosporin®	Dermatologics and topicals	U.S., Canada	OTC
Warfarin Sodium	tablets	Coumadin®	Cardiovascular	U.S., Israel, Canada	Rx
Zindaclin	gel	Zindaclyn®	Dermatologics and topicals	Israel	Rx
Zoledronic acid	injectable	Aclasta® Zometa®	Bone metabolism regulator	Canada	Rx
N/A	shampoo & spray	Pilexil®	Cosmetic	Israel	Cosmetic
N/A	toothpaste & mouthwash	Lacer®	Cosmetic	Israel	Cosmetic
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

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2018		2017		2016
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
United States	$549,174	83%	$785,319	89%	$865,224	91%
Canada	67,226	10%	57,621	7%	56,605	6%
Israel	38,223	6%	29,200	3%	22,963	2%
Other	7,290	1%	7,247	1%	5,959	1%
Total	$661,913	100%	$879,387	100%	$950,751	100%

In the year ended March 31, 2018, revenue in the United States accounted for 83% of total consolidated net sales.  In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  During the year ended March 31, 2018, we sold to approximately 130 customers in the United States.  The following table represents sales to our three largest customers as a percent of consolidated net sales:

	Year ended March 31,
Customer	2018	2017	2016
Customer A	15.3%	14.2%	14.1%
Customer B	11.5%	10.3%	14.0%
Customer C	11.4%	19.3%	20.0%

The following table sets forth the percentage of consolidated net sales by each type of customer in the United States in the year ended March 31, 2018:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	48%
Mass merchandisers, food and retail chains	16%
Managed care organizations	9%
Generic drug distributors	6%
Other	4%

In the year ended March 31, 2018, sales in Canada accounted for 10% of our total consolidated net sales and Taro Canada sold to approximately 45 customers.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in the year ended March 31, 2018:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	7%
Drug chains, independent pharmacies and others	3%

In the year ended March 31, 2018, sales in Israel accounted for 6% of our total consolidated net sales.  The marketing, sales and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in the year ended March 31, 2018:

Percentage of
Customer Type	Consolidated Sales
Institutional	2%
Private	4%
Other international	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner.  As a result, in each of the years ended March 31, 2018, 2017 and 2016, backorders represented less than 5% of our consolidated net sales.

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

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb Company, Celgene Corporation, GlaxoSmithKline Inc., Merck & Co., Inc., Novartis AG, Pfizer Inc., Valeant Pharmaceuticals International, Inc. and Galderma Laboratories, LP., as well as with generic companies such as Teva Pharmaceuticals U.S.A., Mylan Inc., Perrigo Company PLC, Glenmark Generics, Inc., USA and Sandoz Pharmaceuticals (the generics subsidiary of Novartis).  Many of these companies have more resources, market and name recognition and better access to customers than we have.  Therefore, there can be no assurance that we can compete successfully with them.

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

Manufacturing and Raw Materials

We currently manufacture finished pharmaceutical products at our government approved facilities in Canada and Israel and APIs in our Israel facility.

For the manufacture of our finished dosage form pharmaceutical products, we use pharmaceutical chemicals that we either produce ourselves or purchase from chemical manufacturers in the open market globally.  Substantially all of such chemicals are obtainable from a number of sources, subject to regulatory approval.  However, we purchase certain raw materials from single source suppliers.  The decision to purchase APIs is a function of our sales forecast and prevailing prices in the market.  When appropriate purchasing opportunities arise, the Company may acquire certain APIs in excess of its ordinary requirements or rate of growth.  Obtaining the regulatory approvals required to add alternative suppliers of such raw materials for products sold in the United States or Canada may be a lengthy process.  We strive to maintain adequate inventories of single source raw materials in order to ensure that any delays in receiving such regulatory approvals will not have a material adverse effect on our business.  However, we may become unable to sell certain products in the United States, Canada, or Israel pending approval of one or more alternate sources of raw materials.

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

In the United States, the Federal Food, Drug, and Cosmetic Act (the “FDC Act”) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products.  Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (“NDAs”), warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. In Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner.  Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law.  In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed.  Furthermore, each country requires successful inspections or approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical components, including, but not limited to, raw materials and finished products.  As a result, we have had periodic inspections of our facilities and records.

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

In the United States, any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a new drug, which generally requires FDA approval.  Approval is obtained, either by the submission of an ANDA or an NDA.  If the new drug is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA is required. Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application (“IND”), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought.  Satisfaction of FDA approval to market requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

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

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator.  Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice (“GCP”), an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated.  Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients.  The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board (“IRB”), for approval.  An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

We generally receive approval for generic products by submitting an ANDA to the FDA.  An ANDA provides for marketing of a drug product that contains the same active ingredient and has the same route of administration, dosage form, and strength as a previously approved drug (also known as the reference listed drug) and has been shown to be bioequivalent to the reference listed drug.  Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical tests to prove the safety or effectiveness of their drug product.  Bioavailability is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect.  Bioequivalence compares the bioavailability of one drug product with another and, when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body or on the skin are substantially equivalent to the previously approved brand-name reference listed drug.  ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product is bioequivalent to the brand-name reference listed drug.  Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference listed drug.  In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic product falls within an acceptable range of the therapeutic effects achieved by the brand-name reference listed drug.  Generic drug user fees pursuant to the Generic Drug User Fee Amendments must be paid to FDA upon submission of each ANDA and Drug Master Files as well as for any manufacturing facilities.  In addition, an applicant under an approved ANDA is subject to an annual program fee based on the number of ANDAs held.

Products resulting from our proprietary drug program may require us to submit an NDA to the FDA.  An NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls.  The clinical studies required prior to the NDA submission are both costly and time consuming, and often take five to seven years or longer, depending, among other factors, on the nature of the chemical ingredients involved and the indication for which the approval is sought.  The cost of preparing and submitting an NDA is also substantial.  The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to an annual program fee for each prescription drug product pursuant to the Prescription Drug User Fee Act.  The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review.  Once the submission is accepted for filing, the FDA begins an in-depth review.  The FDA has agreed to certain performance goals in the review of NDAs.  A majority of such applications for standard review drug products are reviewed within 10 to 12 months; most applications for priority review drugs are reviewed in six to eight months.  Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.  For biologics, priority review is further limited only for drugs intended to treat a serious or life-threatening disease relative to the currently approved products.  The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

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

Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP.  The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products.  During the review of an NDA or ANDA, the FDA will inspect the facility or the facilities at which the drug is manufactured.  The FDA will not approve the product unless compliance with cGMP is satisfactory.  In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval.  Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies.  Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs.  Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs.  If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies; and (v) pursuing a consent decree or court action that limits company operations and/or imposes monetary fines.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter.  A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application.  If, or when, those deficiencies have been addressed to the FDA’s satisfaction, the FDA will issue an approval letter.  An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

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

As a condition of ANDA or NDA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”), to help ensure that the benefits of the drug outweigh the potential risks.  REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”).  ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries.  The requirement for a REMS can materially affect the potential market and profitability of the drug.  Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy.  Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the federal Controlled Substances Act and relevant state laws and regulations in the United States as well as equivalent laws in Canada and Israel.  These regulations include stringent requirements for registration, manufacturing controls, receipt and handling procedures, recordkeeping and reporting and security to ensure accountability and prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production, storage and distribution process.  The DEA inspects manufacturers, distributors, importers, and exporters to review compliance with the Controlled Substances Act and DEA regulations including security, record keeping and reporting prior to issuing a controlled substance registration.  The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled by the registrant.  Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, import, or export of all controlled substances.  Manufacturers are required to obtain quotas for certain Schedule I and II controlled substances.  Also, manufacturers and distributors must submit periodic reports to the DEA on the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances.  All DEA registrants must report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances.  In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV and V.  For all other drugs in Schedule III, IV and V, importers and exporters must submit an import or export declaration.  Failure to maintain the appropriate registrations or to obtain sufficient quota or approval for imports and exports could have a material adverse effect on our business.  Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition.  The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations.  In certain circumstances, violations could lead to criminal prosecution.

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

The Generic Act also allows for civil penalties and withdrawal of previously approved applications.  To our knowledge, neither we nor any of our employees has ever been subject to debarment.

Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act (“PDMA”), a part of the FDC Act. In addition, Title II of the Federal Drug Quality and Security Act of 2013, known as the Drug Supply Chain Security Act (“DSCSA”), has imposed new “track and trace” requirements on the distribution of prescription drug products by manufacturers, distributors, and other entities in the drug supply chain.  These requirements are being phased in over a ten-year period. The DSCSA ultimately will require product identifiers (i.e., serialization) on prescription drug products in order to establish an electronic interoperable prescription product system to identify and trace certain prescription drugs distributed in the United States.  These requirements will result in increased expenses and may create additional administrative encumbrances.  Failing to comply with these requirements could result in penalties or fines.

Several types of state and federal laws have been applied to prohibit or restrict certain marketing practices in the pharmaceutical industry.  These laws include anti-kickback statutes and false claims statutes.  The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs.  The PPACA, enacted in March 2010, amended the intent element of the federal anti-kickback statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it.  This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other.  Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and/or exclusion from participation in federal healthcare programs.  Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

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

There are also an increasing number of state laws with requirements for manufacturers and/or marketers of pharmaceutical products.  Some states require the reporting of expenses relating to the marketing and promotion of drug products and the reporting of gifts and payments to individual healthcare practitioners in these states.  Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals.  Still other states require the reporting of certain pricing information, including information pertaining to and justification of price increases greater than a specified threshold, or prohibit prescription drug price gouging.  In addition, states such as California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes.  Many of these laws contain ambiguities as to what is required to comply with the laws.  In addition, as discussed below, a similar federal requirement requires manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals made in the previous calendar year.  These laws may affect our sales, marketing and other promotional activities by imposing administrative and compliance burdens on us, and companies that do not comply with these state laws face civil penalties.

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

Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B.  These are generally drugs, such as injectable products, that are administered “incident to” a physician service and are not generally self-administered, as well as certain vaccines and oral dosage form chemotherapy and immunosuppressive therapy drugs.  The pricing information submitted by manufacturers is the basis for reimbursement to physicians and suppliers for drugs covered under Medicare Part B.  As with the Medicaid Drug Rebate Program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

Manufacturers are also required to make their covered drugs, which are generally drugs approved under NDAs or biologics license applications (“BLAs”), available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration.  The law also requires manufacturers to offer discounted FSS contract pricing for purchases of their covered drugs by certain government agencies in order for federal funding to be available for reimbursement or purchase of the manufacturer’s drugs under certain federal programs.  The discounts are determined based on prices that are calculated and reported to the government by manufacturers.  The accuracy of a manufacturer’s reported prices may be audited by the government.  Among the remedies available to the government for inaccuracies is recoupment of any overcharges to the government.  If a manufacturer were found to have knowingly reported false prices, in addition to other penalties available to the government, the law provides for civil monetary penalties per incorrect item.

The PPACA, as well as subsequent legislation, such as the BBA, has had an impact on all segments of the health care industry.  Pharmaceutical and medical device manufacturers have seen an increase in revenues by virtue of additional Americans who have access to health insurance beginning in 2014; however, the legislation imposes on manufacturers a variety of additional rebates, discounts and fees that have curtailed that increase in revenues.  For example, Medicare Part D beneficiaries within the coverage gap receive a manufacturer funded, 50% point-of-sale discount (in 2017) off of negotiated prices for brand drugs (approved via an NDA or BLA).  The Bipartisan Budget Act of 2018 increased the manufacturer’s subsidy under the program from 50% to 70% of the negotiated price, beginning in 2019.  As another example, the PPACA increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under an NDA, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an ANDA.  In another example, under the BBA, generic drugs approved under an ANDA are subject to an additional Medicaid rebate if the AMP for a given quarter exceeds the inflation-adjusted baseline AMP, effective for the first calendar quarter of 2017.  This price increase penalty previously applied only to innovator drugs.  For generic drugs, the baseline AMP will depend on when the drug was launched.  For innovator drugs, the baseline AMP is the AMP for the first full quarter after launch.  Also, annual fees are imposed on each manufacturer and importer of branded prescription drugs or biologics, based on the ratio of its sales reimbursed or purchased by government agencies to such sales made by all drug manufacturers during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The PPACA also imposed reporting and regulatory requirements.  For example, the “sunshine” provisions impose reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and on drug sample distributions.  Annual reports are due in March of each year.  The data reported under the “sunshine” provisions are posted in searchable form on a public website.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2018:

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

Sun beneficially owns 83.2% of the voting power of the Company as of March 31, 2018.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2018:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel	881,000	Pharmaceutical manufacturing, production and research laboratories, administration, and chemical production (including tank farm and chemical finishing plant)	Long-term Lease/ Own(1)
Haifa Bay, Israel	31,000	Warehousing	Lease
Brampton, Canada	159,000	Pharmaceutical manufacturing, production and research laboratories, administration, distribution, and warehousing	Own
Brampton, Canada	89,000	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
Cranbury, New Jersey	315,000	Distribution facility	Own

(1)

The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”).  The buildings and the vast majority of the equipment on this land are owned by the Company.

From April 1, 2015 through March 31, 2018, we invested $81.6 million in property, plant and equipment.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.  The Ireland facility was sold in July 2017.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of 881,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060.  The Company has the right to extend the lease agreement ending 2018 for an additional period of 49 years and is in the process of extending the lease agreement.  For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2018 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992.  Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs.  As of March 31, 2018, we owned a total of 159,000 square feet at our main manufacturing facility.  In addition to our owned space, since September 2000, Taro Canada has leased 75,000 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2020.  In December 2013, Taro Canada leased an additional 14,000 square feet of warehouse space near the two other facilities, which lease term continues to December 2021.  The mortgage on this building was repaid in November 2010.

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

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2018, 2017 and 2016, which are included elsewhere in this 2018 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2018		2017		2016
	Sales	% of total	Sales	% of total	Sales	% of total
	(in thousands)	net sales	(in thousands)	net sales	(in thousands)	net sales
United States	$549,174	83%	$785,319	89%	$865,224	91%
Canada	67,226	10%	57,621	7%	56,605	6%
Israel	38,223	6%	29,200	3%	22,963	2%
Other	7,290	1%	7,247	1%	5,959	1%
Total	$661,913	100%	$879,387	100%	$950,751	100%

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  Three customers in the United States accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,
	2018		2017		2016
Customer	Sales (in millions)	% of total net sales	Sales (in millions)	% of total net sales	Sales (in millions)	% of total net sales
Customer A	$101.2	15.3%	$125.0	14.2%	$134.0	14.1%
Customer B	$76.2	11.5%	$90.7	10.3%	$133.6	14.0%
Customer C	$75.1	11.4%	$169.3	19.3%	$190.4	20.0%

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

For the years ended March 31, 2018 and 2017, no product comprised 10% of our total consolidated sales.  The percentage of net sales for products on a consolidated basis greater than 10% of our total consolidated sales in 2016 is:

	Year ended
	March 31,
Product	2018	2017	2016
Clobetasol	*	*	10.7%

*	Less than 10%

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

Certain customary industry selling practices affect our level of working capital; for example, industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis. Therefore, in order to accommodate market demand, we try to maintain adequate levels of inventory.  Increased demand for existing products and preparation for new product launches, the exact timing of which cannot be determined accurately, have generally resulted in higher levels of inventory.  However, anticipated growth in sales of any individual product, or of all products, may not materialize.  Consequently, inventories prepared for these sales may become obsolete and have to be written off.

Another industry practice causes us to provide our customers with limited rights to return products, receive rebates, assert chargebacks and take other deductions with respect to sales that we make to them.  See Item 5.A—“Operating Results—Critical Accounting Policies—Allowance for Sales Deductions and Product Returns.”  The exercise of these rights by customers to whom we have granted them has an impact, which may be substantial, upon our working capital.

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

Revenue Recognition.  We sell our products directly to wholesalers, retail drug store chains, mass merchandisers, grocery chains, other direct purchasers and customers that acquire our products indirectly through wholesalers.

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2018, 2017 and 2016:

For the year ended March 31, 2018 (in thousands)
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(112,071)	$(1,107,353)	$1,102,792	$(116,632)
Rebates and Other	(193,255)	(432,060)	492,094	(133,221)
Total	$(305,326)	$(1,539,413)	$1,594,886	$(249,853)

Current Liabilities
Returns	$(82,494)	$(49,265)	$60,894	$(70,865)
Other (2)	(43,370)	(60,677)	63,079	(40,968)
Total	$(125,864)	$(109,942)	$123,973	$(111,833)

For the year ended March 31, 2017 (in thousands)
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(126,729)	$(1,153,406)	$1,168,064	$(112,071)
Rebates and Other	(164,670)	(522,791)	494,206	(193,255)
Total	$(291,399)	$(1,676,197)	$1,662,270	$(305,326)

Current Liabilities
Returns	$(93,920)	$(41,871)	$53,297	$(82,494)
Other (2)	(60,428)	(79,372)	96,430	(43,370)
Total	$(154,348)	$(121,243)	$149,727	$(125,864)

For the year ended March 31, 2016 (in thousands)
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(64,119)	$(1,032,248)	$969,638	$(126,729)
Rebates and Other	(173,228)	(439,654)	448,212	(164,670)
Total	$(237,347)	$(1,471,902)	$1,417,850	$(291,399)

Current Liabilities
Returns	$(109,765)	$(25,228)	$41,073	$(93,920)
Other (2)	(55,317)	(100,570)	95,459	(60,428)
Total	$(165,082)	$(125,798)	$136,532	$(154,348)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes indirect rebates and amounts due to customers.

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

Valuation of Long-Lived Assets and Goodwill.  We evaluate our long-lived assets for impairment and perform annual impairment testing for goodwill and other indefinite-lived intangible assets and other long-lived assets on March 31, when impairment indicators exist.  Impairments are recorded for the excess of a long-lived assets’ carrying value over fair value. Some examples of impairment indicators are as follows:

•

Changes in legal or business climate that could affect an asset’s value.  For example, a failure to gain regulatory approval for a product or the extension of an existing patent that prevents our ability to produce a generic equivalent.

•	Changes in our ability to continue using an asset. For example, restrictions imposed by the FDA could reduce our production and sales volume.
•	Decreases in the pricing of our products. For example, consolidation among our wholesale and retail customers could place further downward pressure on the prices of some of our products.

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

For the years ended March 31, 2018, 2017 and 2016, the Company recorded $0, $0, and $2 million impairment charges, respectively, primarily related to certain intellectual property as the Company is no longer selling a certain product.

We estimate the fair value of goodwill using a two-step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments of goodwill for the years ended March 31, 2018, 2017 and 2016.

Income Taxes.  We determine deferred taxes by utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws.  Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.   On an annual basis, Management determines if it is more likely than not that we will not benefit from the deferred tax assets in certain subsidiaries.  For any locations where this is determined, a full valuation allowance is provided against the deferred tax assets.  In future years, if it is more likely than not that we will be in a position to utilize its deferred tax asset, the valuation allowance for such assets may be modified.

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

Recent Accounting Pronouncements that were recently adopted

In November 2015, The Financial Accounting Standards Board (the “FASB”) issued ASU No. 2015-17, “Income Taxes (Topic 740).”  The amended guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet.  The guidance was effective for the Company fiscal year that began April 1, 2017, including interim periods within that year.  The amendments in this update could be applied either prospectively to all deferred tax liabilities and assets, or retrospectively to all periods presented.  The Company applied the guidance prospectively and prior periods were not retrospectively adjusted.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350).” The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year on a prospective basis.  The Company is currently evaluating the potential effect of the adoption of ASU 2017-04 on our financial position and results of operations.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740).”  The guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs.  The guidance will be effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  As a result of the intellectual property transfer from Taro North America (“TNA”) to Israel and Canada (as noted in “Item 8—Financial Information—Legal Proceedings”), the Company will recognize the income tax consequences of approximately $41.4 million for deferred tax assets upon adoption of the guidance.  The amendments in this update will be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).”  The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interest in securitization transactions, separately identifiable cash flows and application of predominance principle.  The guidance will be effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  The adoption of ASU 2016-15 is not expected to have a material impact on our Statement of Cash Flows.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326).”  The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year.  The Company is currently evaluating the potential effect of the adoption of ASU 2016-13 on our financial position and results of operations.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).”  The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  The guidance will be effective for the Company fiscal year beginning April 1, 2019, and interim periods within that year.  The Company is currently evaluating the potential effect of the adoption of ASU 2016-02 on our financial position and results of operations.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10).”  The amended guidance focuses on the recognition and measurement of financial assets and liabilities.  The guidance will be effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  The adoption of ASU 2016-01 is not expected to have a material impact on our financial position and results of operations.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).”  The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers.  Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016), as a result of the FASB announcing a one year deferral.  Either a full retrospective method or modified retrospective method is permitted.  The Company will adopt the guidance for the fiscal year beginning April 1, 2018, including interim periods within that year, and expects to use the modified retrospective method.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

The following table sets forth selected items from our consolidated statements of operations as a percentage of total sales:

	For the year ended March 31,
	2018	2017	2016
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	30.0%	23.7%	17.9%
Impairment	0.0%	*	0.2%
Gross profit	70.0%	76.3%	81.9%
Operating expenses:
Research and development	10.6%	8.0%	7.5%
Selling, marketing, general and administrative	13.3%	9.7%	9.7%
Settlements and loss contingencies	0.3%	*	0.1%
Total operating expenses	24.2%	17.7%	17.3%
Operating income	45.8%	58.6%	64.6%
Financial expenses (income), net	1.9%	(3.9%)	(2.1%)
Other gain, net	0.3%	1.3%	0.3%
Income before income taxes	44.2%	63.8%	67.0%
Tax expense	12.4%	11.8%	10.0%
Income from continuing operations	31.8%	52.0%	57.0%
Net loss from discontinued operations attributable to Taro	*	*	*
Net income	31.8%	52.0%	57.0%
Net (loss) income attributable to non-controlling interest	(0.2%)	*	*
Net income attributable to Taro	32.0%	52.0%	57.0%

*	Less than 0.05%

YEAR ENDED MARCH 31, 2018 COMPARED WITH YEAR ENDED MARCH 31, 2017

Sales.  For the year ended March 31, 2018, sales decreased $217.5 million, or 24.7%, compared to the same period in 2017.  Sales in the United States during the year ended March 31, 2018 decreased $236.1 million or 30.1%, compared to the same period in 2017.  We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA. There are no products in the year ended March 31, 2018 or 2017 that represent more than 10.0% of consolidated net sales.  The Company actively manages its product portfolio to assess pricing relative to market dynamics.  Sales in Israel and other international markets increased $9.1 million, or 24.9%, primarily due to new launches and increased market share on certain products.  Sales in Canada increased $9.6 million, or 16.7%, compared to the year ended March 31, 2017, due to new launches and increased market share on certain products.  Total Company volumes increased 5.8% as compared to 2017.

Cost of Sales.  Cost of sales, as a percentage of net sales, increased to 30.0% in the year ended March 31, 2018, compared to 23.7% in 2017.  This increase is primarily related to increased sales volumes compared to prior year, product mix, and the challenging pricing environment effecting net selling price.

Gross Profit.  The Company’s gross profit was $463.5 million, or 70.0% of net sales, in the year ended March 31, 2018, while gross profit was $671.3 million, or 76.3% of net sales in the same period in 2017.  The decrease in 2018 was primarily the result of increased competition and the challenging pricing environment, as noted above.

Research and Development.  Research and development (“R&D”) expenses decreased $0.2 million in the year ended March 31, 2018, compared to the previous year.  The decrease in R&D expenses was primarily the result of lower clinical study expenses.  As a percentage of net sales R&D expenses increased 2.6% to 10.6% in the year ended March 31, 2018, compared to the previous year.

Selling, Marketing, General and Administrative.  In the year ended March 31, 2018, selling, marketing, general and administrative (“SMG&A”) expenses increased $2.5 million.  As a percentage of net sales, SMG&A increased to 13.3% from 9.7%.

Settlements and Loss Contingencies.  Settlements and loss contingencies expense was $1.9 million in the year ended March 31, 2018, compared to an expense of $0 million in 2017 primarily due to a withholding tax settlement in Israel.

Operating Income.  In the year ended March 31, 2018, the Company had operating income of $303.0 million compared to $515.0 million in the same period in 2017, a decrease of $211.9 million.  Operating income, as a percentage of sales, decreased to 45.8% in the year ended March 31, 2018 from 58.6% in the same period in 2017.

Financial Expenses (Income), Net.  Financial income, net results principally from interest income and the impact of foreign currency exchange rate fluctuations.  Net financial expense was $12.5 million in the year ended March 31, 2018, compared to an income of $34.6 million for the year ended March 31, 2017.  The change in financial expense (income), net is the result of FX expense of $32.5 million for 2018 compared to FX income of $20.2 million in 2017 ─ an unfavorable impact of $52.6 million, principally the result of the strength of the CAD versus the U.S. dollar; slightly offset by an increase in interest and other financial income of $5.5 million to $19.9 million.

Taxes.  Tax expense in the year ended March 31, 2018 was $82.0 million, compared to $103.8 million in the same period in 2017, a decrease of $21.8 million.  The effective tax rate increased to 28.0% from 18.5%.  During the third quarter of year ended March 31, 2018, the Company recorded a $38.0 million expense for the impact of the re-measurement of the Company’s estimated net deferred tax asset, as a result of the Tax Cuts and Job Act.  Excluding the impact from the one-time re-measurement, tax expense would have been $44.0 million with an effective tax rate of 15.0%.  The Company recognized $29.5 million of tax loss carry-forwards and investment tax credits.

Net Income attributable to Taro.  Net income decreased $245.2 million to $211.2 million for the year ended March 31, 2018, from $456.4 million in the prior year, by reason of the factors noted above.

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

Financial Income, Net.  Financial income, net results principally from interest income and the impact of foreign currency exchange rate fluctuations.  Net financial income was $34.6 million in the year ended March 31, 2017, compared to $19.7 million for the year ended March 31, 2016, an increase of $15.0 million, or 76.1%.  The change in financial income, net from 2016 to 2017 reflects the favorable impact of the change in foreign currency exchange rates related primarily to the cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.  This is principally driven by the strengthening of the U.S. dollar compared to the CAD at a slightly lower rate compared to the prior year.

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

The following table sets forth the annual rate of (deflation) inflation, the (appreciation) devaluation rate of the NIS and the CAD against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the CAD at the end of the period indicated:

			Rate of (Appreciation)
			Devaluation		Rate of Exchange of
	Rate of (Deflation) Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2016	(0.71%)	1.27%	(5.28%)	2.36%	3.77	1.30
3/31/2017	0.92%	1.56%	(3.71%)	2.31%	3.63	1.33
3/31/2018	0.20%	2.31%	(3.31%)	(3.01%)	3.51	1.29

(1)	Bank of Israel.
(2)	Bank of Canada for periods ended March 31, 2016 and 2017. Bloomberg L.P. for period ended March 31, 2018.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term deposits, and short-term marketable securities, increased $35.9 million from March 31, 2017 to $1,422.6 million at March 31, 2018.  Total shareholders’ equity increased from $2,073.8 million at March 31, 2017 to $2,210.4 million at March 31, 2018.

On December 23, 2013, the Company completed a modified “Dutch auction” tender offer through which the Company repurchased 1,959,514 ordinary shares at a price of $97.50 per share, for an aggregate purchase price of $193.0 million (including fees and expenses related to the tender offer).

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares, which was completed on August 18, 2016.  Under the program, the Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share.

On November 23, 2016, the Company announced that its Board of Directors authorized a new $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period was set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  On November 7, 2017, the Board extended the share repurchase program for one year.  During the year ended March 31, 2018, the Company repurchased 1,085,694 shares through the current program at an average price of $102.52.  Through May 31, 2018, in total under the authorization, the Company has repurchased 1,806,984 shares at an average price of $102.86, leaving $64.1 million remaining under the current board authorization.

Net cash provided by operating activities for the year ended March 31, 2018 was $323.7 million, compared to $437.5 million, in the year ended March 31, 2017, a decrease of $113.8 million.  For the year ended March 31, 2018, the Company had net cash used in investing activities of $241.6 million compared to $117.8 million for the year ended March 31, 2017.  For the year ended March 31, 2018, the Company had net cash used in financing activities of $107.0 million compared to $294.9 million for the year ended March 31, 2017.

The change in our liquidity for the year ended March 31, 2018 resulted from a number of factors, including:

•

Net cash provided by operating activities consists primarily of net income of $210.1 million, in addition to deferred income taxes, net of $56.0 million, foreign exchange effect of marketable securities and bank deposits of $25.5 million, depreciation and amortization of $16.5 million, decrease in income tax receivable of $10.6 million, effect of exchange differences on intercompany balances of $9.5 million, and an increase in trade payables of $9.0 million.  This was offset by a decrease in other accounts payable and accrued expenses of $11.8 million.

•

Net cash used in investing activities consists of investment in marketable securities, net of $770.5 million and purchase of property, plant, and equipment of $26.9 million.  This was offset by proceeds from long term deposits and other assets of $396.3 million, and proceeds from short term bank deposits, net of $161.0 million.

•	Net cash used in financing activities consists of purchase of treasury stock for $107.0 million in accordance with our repurchase program.

Debt

As of March 31, 2018, the Company did not have any debt outstanding.

During the year ended March 31, 2018, we did not incur any additional indebtedness, including increases in our borrowing capacity under any refinancing.

Liquidity

On March 31, 2018, we had total cash and cash equivalents, short-term bank deposits, and short-term marketable securities of $1.4 billion and no indebtedness.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of March 31, 2018 and 2017, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had no available and undrawn credit facilities in place at March 31, 2018.

Capital Expenditures

We invested $26.9 million in capital equipment and facilities in the year ended March 31, 2018 and $35.8 million in the year ended March 31, 2017.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada, expanding our serialization capabilities, and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain research and development, manufacturing, and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2018 Annual Report.)

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

We currently conduct research and development in three principal areas:

•

generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, sachets, capsules, suspensions, solutions, syrups, sprays, foams, creams, ointments and gels) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired or been challenged under the Hatch-Waxman Act;

•	proprietary pharmaceuticals; and
•	organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

For the years ended March 31, 2018, 2017 and 2016, we spent $70.4 million, $70.6 million and $71.2 million on research and development activities.  We estimate that research and development expenses were allocated 70% to generic pharmaceuticals, 20% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry for the year ended March 31, 2018.

Pharmaceutical Products

In the year ended March 31, 2018, we received 12 ANDA approvals.  As of March 31, 2018 we have 4 tentatively approved products developed/manufactured in Canada and Israel.  The following table sets forth the final approvals received in the United States from the FDA from April 1, 2017 through March 31, 2018, and tentative approvals as of March 31, 2018:

FINAL NDA/ANDA APPROVALS

Brand Name
Betamethasone Valerate Topical Foam 0.12%	Luxiq®
Tazarotene Topical Cream 0.1%	Tazorac®
Felbamate Tablets 400mg, 600mg	Felbatol®
Felbamate Oral Suspension 600mg/5mL	Felbatol®
Ibuprofen Oral Suspension USP, 100 mg/5mL (Rx)	Ibuprofen, Actavis
Ibuprofen Oral Suspension USP, 100 mg/5 mL (OTC)	Motrin®
Dapsone Topical Gel, 5%	Aczon®
Fexofenadine HCl Oral Suspension 30mg/5mL	Allegra®
Butenafine Hydrochloride Cream, 1%	Lotrimin®
Adapalene and Benzoyl Peroxide Gel 0.1%/2.5%	Epiduo®
Clindamycin Phosphate and Benzoyl Peroxide Gel, 1.2%/5%	Duac®
Clobetasol Propionate Topical Spray 0.05%	Clobex®

TENTATIVE ANDA APPROVALS

Adapalene and Benzoyl Peroxide Gel 0.3%/2.5%*	Epiduo Forte®
Deferiprone Tablets, 500 mg* Clindamycin Phosphate and Benzoyl Peroxide Gel 1.2%;3.75%	Defferiprox® Onexton®
Diclofenac Sodium Topical Solution 2%	Pennsaid®

*Indicates tentative approval received during the year ended March 31, 2018.

As of March 31, 2018, 28 of our ANDAs, not including the tentative approvals listed above, were being reviewed by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

Patents, Trademarks and Licenses

We have filed and received patents, and obtained licenses in the United States and other countries for a variety of products, processes, formulations, syntheses, and methods of treatment.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2018:

	Payments due by period (in millions)
		Less than
Type of Contractual Obligation	Total	1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$2.80	$1.78	$0.95	$0.07	$—
Other Long-term liabilities (1)	3.83	0.24	1.27	0.97	1.35
Total	$6.63	$2.02	$2.22	$1.04	$1.35

(1)	Includes deferred revenue, severance commitments, and other.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2018:

Name	Age	Position
Dilip Shanghvi	62	Director and Chairman of the Board
Abhay Gandhi	53	Director and Vice Chairman of the Board
Sudhir Valia	61	Director
Uday Baldota	48	Director and Chief Executive Officer
Linda Benshoshan	52	Director and Chairwoman of the Audit Committee
Elli Streit	77	Director
Dov Pekelman	78	Director and Chairman of the Social Responsibility Committee
James Kedrowski	66	Director
Mariano Balaguer	45	Vice President, Chief Financial Officer and Chief Accounting Officer
Stephen Manzano, Esq.	53	Group Vice President, General Counsel, Secretary & Corporate Compliance
Avi Avramoff, Ph.D.	53	Global Vice President, Research and Development
Itamar Karsenti	46	Vice President, Head of Operations
Michele Visosky	52	Group Vice President, Human Resources
Chantal LeBlanc	55	Vice President, Global Quality
Ara Aprahamian R.Ph.	50	Vice President, Sales and Marketing
Richard Glaze	52	Vice President, Information Technology

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law of Mr. Dilip Shanghvi.  Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as Director and Chairman from September 2010 to April 2012.  He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry.  A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2017 Entrepreneur of the Year Award from AIMA (All India Management Association), the 2016 PADMA SHRI (Fourth Highest Civilian Award in the Republic of India) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011.  He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005.  Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Abhay Gandhi became a Director in December 2016 and Vice Chairman of the Taro Board in February 2017. Mr. Gandhi has served as Chief Executive Officer of Sun Pharmaceutical Industries, Inc. (“Sun Pharmaceuticals”) since November 2016. Mr. Gandhi also served as Interim Chief  Executive Officer of Taro from November 2017 until Mr. Uday Baldota’s assumption of these duties in August 2017.  Prior to joining Sun Pharmaceuticals, Mr. Gandhi served as a Director starting in November 2014, and as the CEO – India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions.  Prior to that appointment, Mr. Gandhi was President – India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years.  Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd.  From 2013 to 2015, he was a Member of the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014.  Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Management from the Institute of Chartered Financial Analysts of India (ICFAI University).

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

Uday Baldota became a member of the Taro Board in December 2016 and assumed the role of Chief Executive Officer in August 2017.  He continues as a member of the global Core Management Team of Sun Pharma.  Mr. Baldota was formerly Executive Vice President & Chief Financial Officer of Sun Pharma.  He led their global Finance function from June 2012 and was designated as the Chief Financial Officer in August 2014.  From June 2005 to May 2012, Mr. Baldota served in various leadership positions as a Vice President and later Senior Vice President reporting to the Chairman and Managing Director of Sun Pharma.  Mr. Baldota’s areas of responsibility over his tenure at Sun Pharma have included accounting, M&A, business finance, tax, treasury, insurance, controllership, legal, corporate secretarial, corporate communication and internal audit.  Mr. Baldota was the Vice President Purchasing of Lafarge India Limited from March 2003 to June 2005 and served as its Head of Information Technology from November 1999 to March 2003.  Prior to that, Mr. Baldota served in various IT and marketing roles with Sun Pharma between May 1995 and November 1999.  Mr. Baldota earned a Bachelor of Technology in Chemical Engineering from Indian Institute of Technology, Delhi, and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.

Linda Benshoshan became a member of the Taro Board in December 2016 and serves as the Chairwoman of the Audit Committee and is a member of the Compensation Committee. She served as a member of the board of Israel Discount Bank from November 2014 until May 2017.  Mrs. Benshoshan has been a partner at FORMA Real Estate Funds since November 2016 and a board member of Energix Renewable Energies Ltd. (TASE: ENRG).  Over the last five years, Mrs. Benshoshan has served in various capacities within the finance and academic sphere, including, as a member of the advisory board at ALTO Real Estate Funds; a member on the board and Chairwoman of the marketing committee at Tel-Aviv Stock Exchange Ltd; CEO of Aluminum Construction Pro Ltd; an External Director and Chairwoman of the investments committee at ‘Rom’ and ‘Agur’ Study Funds; and a member on the board of Aloni-Hetz Properties and Investments Ltd.  Mrs. Benshoshan holds a B.A. in Economics and Sociology and an M.B.A.in Finance and Banking, from the Hebrew University of Jerusalem.

Elhanan (Elli) Streit became a member of the Taro Board in December 2016 and is a member of the Audit Committee and Compensation Committee. He has served as a member of the Board of Governors of Tel Aviv University since 2000.  From August 2007 to August 2014, Mr. Streit served on the board of directors of ITGI Medical Ltd. and served on the board of directors of Medigus Ltd. from July 2007 to May 2013.  He served a six year tenure from 2001 to 2007 on the board of NCR Global Ltd. (formerly Retalix Ltd), including as Chairman of the audit committee.  Mr. Streit has over 30 years of experience in multinational business development, corporate finance, private equity, international trade and transfer of technologies and provides investment banking advisory services to companies primarily in the health care sector, and provides advice on capital raisings, licensing of intellectual property and strategic partnerships to established and growing companies.  Notably, Mr. Streit was appointed to Managing Director of Yeda Research and Development Company Ltd., the commercial arm of the Weizmann Institute of Science, where he served nearly five years, starting in 1982.  Mr. Streit earned a Bachelor of Arts degree in economics and political science from the Hebrew University of Jerusalem and a Master of Business Administration in finance and marketing from the University of Pennsylvania—the Wharton School.

Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013.  Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Mapi Pharma, Ltd.  He serves as Dean of the Business School at the Interdisciplinary Center (IDC), Herzliya, Israel, and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Enzymotec (NASDAQ:ENZY), Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel.  He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

James Kedrowski became a member of the Taro Board in May 2011.  In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013.  Mr. Kedrowski was with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and served as its President.  Mr. Kedrowski’s prior experience includes over 20 years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all chemicals, energy, and carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the United States before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia.  Mr. Kedrowski then returned to the United States as Operational Vice President for seven North American Industrial Chemicals plants.

Mariano Balaguer became Chief Financial Officer, Chief Accounting Officer and Finance Vice President of the Company in October 2016.  Mr. Balaguer has nearly 20 years of global professional finance and management experience.  Before joining Taro, Mr. Balaguer was Vice President, CFO for the Global Strategic Portfolio Division at Henry Schein, a worldwide distributor of medical, dental and veterinary supplies including vaccines, pharmaceuticals, financial services and equipment.  Mr. Balaguer’s prior experience includes, serving as Vice President, CFO North America for Novartis Consumer Health providing support to the U.S., Canada and Puerto Rico businesses and prior to that as VP, Global Head of Business Planning and Analysis for the Consumer Health division.  Preceding Novartis until 2010, Mr. Balaguer worked in several divisions of Nestle in the U.S., Italy, France and Argentina for over 10 years with his last two years serving as Global Finance Head Performance Nutrition Division.  Mr. Balaguer earned a Bachelor’s Degree in Economics from the Universidad Nacional de Cuyo, Argentina and an MBA from New York University Stern School of Business.

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

Avi Avramoff, Ph.D. joined our Company in October 2011 as Global Vice President, Research & Development.  He is responsible for the Company’s generic and innovative new product development, the management of the R&D Pharma and Chemistry, R&D Analytical Laboratories, Preclinical, Pharmacokinetic and Clinical Studies, Regulatory Affairs, R&D Project Management and Pharmacovigilance in all of Taros’ sites.  In addition, he is involved in the new product introduction process from selection to launch and Portfolio Management.  He has penned various publications and abstracts in the field of pharmacy, as well as several patents and patent applications.  Prior to joining our Company, Dr. Avramoff worked as Vice President, Research & Development at Dexcel Pharma.

Itamar Karsenti joined our Company in December 2014 and currently serves as Vice President, Head of Operations.  Mr. Karsenti is the operations lead for our Israeli and Canadian manufacturing facilities.  He is responsible for Pharma and API Manufacturing, Supply Chain Management, Engineering and Environmental Health and Safety (EH&S).  Mr. Karsenti also provides leadership oversight on sales and marketing, human resources, IT and finance.  Prior to joining Taro, Mr. Karsenti worked for Teva Pharmaceutical Industries Ltd. since 2002, where he served as Executive Director, Jerusalem OSD site manager.

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

Chantal LeBlanc joined our Company in August 2014 and currently serves as Vice President, Global Quality.  Ms. LeBlanc is responsible for the Quality and cGMP compliance activities at our Canada and Israel manufacturing locations as well as our operations in the United States.  Ms. LeBlanc has 33 years of experience in the biotechnology and pharmaceutical industries.  Prior to joining Taro, Ms. LeBlanc was the Global Quality Director of GSK Vaccines in Belgium from 2007 to 2014.  Prior to GSK, Ms. LeBlanc was a Quality/Compliance expert for 10 years.  Ms. LeBlanc started her career as a Quality site Director for Kempac- Polylab Inc. then Pharmascience Inc. in Montreal for a cumulative of 12 years.  Ms. LeBlanc qualified as a Health Canada field inspector in 2001.

Ara Aprahamian, R.Ph. joined our company in March 2013 as Vice President of Sales & Marketing for the U.S. market, and he has oversight of the Sales, Pricing and Contracts, Analytics and Portfolio teams.  Mr. Aprahamian has over 26 years of experience in the pharmaceutical industry.  Prior to joining Taro, Mr. Aprahamian held positions with pharmaceutical manufacturers and distributors in pricing, contracts, purchasing, and operations with companies such as Actavis and AmeisourceBergen.  He is a licensed Pharmacist in New York and New Jersey.

Richard (“Rich”) Glaze joined our company in June 2016 as Vice President, Information Technology.  Mr. Glaze is responsible for overseeing the development and maintenance of a secure Information Technology environment as well as leading innovative IT programs to enable the company’s strategic business vision.  He has over 25 years of global professional IT experience.  Most recently, Rich served as the Vice President and Head of IT for the Critical Care Division of Mallinckrodt Pharmaceuticals Inc. (Ikaria). Prior to Mallinckrodt, he held senior IT leadership roles at Hospira, a large global generics pharmaceutical concern and at Johnson & Johnson where he held a number of IT assignments during his ten-year tenure there.  Rich began his IT career in consulting and worked at Accenture, IBM, as well as Bearing Point LLP.  Rich holds a Bachelor of Science degree in Engineering from Princeton University, and an MBA from New York University Stern School of Business.

B. COMPENSATION

Our directors are paid NIS 148,575 per year for their service as directors and NIS 5,715 for each board and committee meeting they attend, linked to the Israeli CPI, for their service as directors.  Dilip Shanghvi and Sudhir Valia earned approximately $1.8 million and $1.2 million per year, respectively, for their service in addition to their duties as directors. During the year ended March 31, 2018, Mr. Dov Pekelman received an annual fee of NIS 244,725 due to his role in the establishment of a Social Responsibility Committee.  The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We incurred an aggregate of approximately $7.4 million in compensation expenses paid to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended March 31, 2018.  In addition, approximately $0.2 million was set aside in fiscal 2018 to provide certain executive officers and directors with pension, retirement or similar benefits.  During the year ended March 31, 2018, the Company’s executive officers and directors did not receive any options to purchase Taro’s ordinary shares.

As of March 31, 2018, the Company’s executive officers and directors held no options to purchase ordinary shares.

C. BOARD PRACTICES

We are incorporated in Israel and, therefore, we are subject to the provisions of the Israeli Companies Law, in addition to the relevant provisions of U.S. laws.

Board of Directors

Under the Israeli Companies Law, the Board sets the policy of a company and supervises the general manager (i.e., the chief executive officer) of a company in the performance of his or her role.  The Board has residual powers so that it may exercise any power of the company not granted to any other body either by law or by our Articles of Association.  According to our Articles of Association, as part of its powers, our Board may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it thinks fit, including the grant of security interests on all or any part of our property.

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

Exemption from Statutory External Director Requirement

Under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NYSE, that lack a controlling shareholder (as defined under the Israeli Companies Law) are exempt from the requirement to appoint statutory external directors.  Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board.  Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies.  Because we have a controlling shareholder (Sun), we are not eligible for these new exemptions.

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

The Israeli Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole.  Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.  As of the date of this 2018 Annual Report, we have not elected to adopt these corporate governance rules.

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

The Audit Committee has reviewed and discussed with our Management our audited consolidated financial statements as of and for the year ended March 31, 2018.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 1310, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board.  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2018 Annual Report.

Approval of Interested Party Transactions

Under the Israeli Companies Law, the approval of the Audit Committee (or, for transactions involving compensatory matters, the approval of the Compensation Committee) is required to effect certain actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest.  Such interested party transactions (including matters described in the following paragraph) require the approval of the Audit Committee (or the Compensation Committee, if involving a compensatory matter), the Board and in certain cases, the shareholders.  Such shareholders’ approval, in certain cases, also requires a special voting majority.  See “Approval of Specified Related Party Transactions under Israeli Law and Our Articles of Association—Disclosure of Personal Interests of a Controlling Shareholder” in Item 10.B below.

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

Compensation Committee

On February 4, 2013, the Company established a Compensation Committee to comply with the requirements of Amendment No. 20 to the Israeli Companies Law (“Amendment 20”), which was effective as of December 2012.  Currently our Compensation Committee consists of the following directors: Linda Benshoshan(who serves as chairwoman of the committee), Elli Streit, and Dov Pekelman, each of whom has been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC, and all of our statutory external directors are members of the Compensation Committee.

Amendment 20 also required us to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, and exemption from liability and indemnification.  For a company such as ours that is not a new public company, the Israeli Companies Law (based on Amendment 20) requires that we adopt a new compensation policy, or renew our existing compensation policy, at least once every three years, via the approval of our Compensation Committee, Board and shareholders (including a special majority of our non-controlling, disinterested shareholders).  Under the Israeli Companies Law, the Board may adopt the compensation policy even if it is not approved by the shareholders, provided that following non-approval of such policy by the shareholders, the Compensation Committee and the Board revisit the matter and determine that the adoption of the compensation policy is beneficial to the company. Our initial compensation policy was approved by our Board, upon the recommendations of our Compensation Committee, and was approved by our shareholders on September 12, 2013, and ratified and approved again on March 27, 2014.  In December 2016, following its approval by our Compensation Committee and Board, our renewed compensation policy was approved by a majority of our shareholders, but not by the requisite special majority of the non-controlling, disinterested shareholders.  As permitted under the foregoing provision of the Israeli Companies Law, our Compensation Committee and Board reconsidered the renewed compensation policy, determined that its adoption was beneficial to our Company based on several factors, and adopted it on February 9, 2017. Despite that approval, we have committed to reviewing our renewed compensation policy in light of the feedback that we received from our shareholders and shareholder advocacy organizations, and intend to bring an amended version for shareholder vote at our 2018 annual shareholder meeting.

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

•	the minimum holding or vesting period for variable, long-term compensation.

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

D. EMPLOYEES

The following table sets forth the number of full-time equivalents as of March 31, 2018*:

	United States	Canada	Israel	Total
Sales and Marketing	173	37	32	242
Administration	74	35	45	154
Research and Development	15	75	129	219
Production and Quality Control	—	377	498	875
Total	262	524	704	1,490

The following table sets forth the number of full-time equivalents as of March 31, 2017*:

	United States	Canada	Israel	Total
Sales and Marketing	134	38	33	205
Administration	64	34	41	139
Research and Development	15	72	139	226
Production and Quality Control	—	350	493	843
Total	213	494	706	1,413

The following table sets forth the number of full-time equivalents as of March 31, 2016*:

	United States	Canada	Israel	Total
Sales and Marketing	137	36	35	208
Administration	61	33	42	136
Research and Development	13	65	129	207
Production and Quality Control	—	353	504	857
Total	211	487	709	1,407

*	In the United States, distribution employees are included in the Sales and Marketing category.

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

The Board approved a new collective bargaining agreement dated January 5, 2017, (the “Collective Bargaining Agreement”) that amends and extends the collective bargaining agreement dated as of April 6, 2011 among Taro Israel, the Histadrut Trade Union and Taro’s Israel’s Employees Committee on behalf of Taro’s Israeli employees.  The Collective Bargaining Agreement has a term of three years and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term.  The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances.  Under Section 14 of the Severance Pay Law (“Section 14”), in the event of termination of the employer-employee relationship, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay.  Since 2011, the Company’s obligations to the employees’ pension plan have been governed by the Collective Bargaining Agreement, including our severance obligations and the provision rates to the various provident funds.  We are complying with these obligations.  We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or Managers’ Insurance.  These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a pension or a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment.  In addition to the severance pay, each employee contributes an amount equal to 5.75% - 7.0% of their salary towards their pension plan.  The Company contributes an additional sum between 6.25% - 7.5% of the employee’s salary.  Beginning in July 2016, the minimum numbers increased according to Israeli law. Since January 2017, employees contribute at least 6% of their salary toward their pension plan, and the Company contributes an additional sum of at least 6.5% of the employee's salary.  Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance.  The payments to the National Insurance Institute are approximately 19.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.0% and we contribute approximately 7.5%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2018.  The percentage of ownership is based on ordinary shares outstanding as of March 31, 2018.  None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

		Percentage of
	Number of Ordinary	Outstanding Ordinary
Name	Shares	Shares
Dilip Shanghvi (1)	—	0.00%
Abhay Gandhi	—	0.00%
Sudhir Valia (2)	—	0.00%
Uday Baldota	—	0.00%
Linda Benshoshan	—	0.00%
Elli Streit	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Mariano Balaguer	—	0.00%
Stephen Manzano, Esq.	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Itamar Karsenti	—	0.00%
Michele Visosky	*	*
Chantal LeBlanc	—	0.00%
Ara Aprahamian R.Ph.	—	0.00%
Richard Glaze	—	0.00%
Total for all directors and officers (16 persons) listed above, as a group	*	*

*	Less than 1%
(1)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.4% of Sun Pharma.  As of March 31, 2018, Sun Pharma and its affiliates owned 74.8% of Taro’s outstanding ordinary shares.

(2)	Sudhir Valia is also a director of Sun Pharma. As of March 31, 2018, Sun Pharma and its affiliates owned 74.8% of Taro’s outstanding ordinary shares.

The following table sets forth certain information regarding the ownership of our founders’ shares as of March 31, 2018.  The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2018.

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

As of March 31, 2018, the directors and executive officers listed above held no options to purchase our ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2018, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares.  Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares.  The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares.  Percentage ownership is based on 39,427,515 ordinary shares outstanding as of March 31, 2018.

	Ordinary Shares		Percent of Ordinary
Name	Beneficially Owned		Shares Outstanding
Sun	29,497,813	(1)	74.8%

(1)	As reported on the Schedule 13D/A filed by Sun on November 27, 2013.

During the year ended March 31, 2014, the percent of ordinary shares owned by Sun increased from 65.9% to 68.9% due to our repurchase of 1,959,514 ordinary shares in December 2013.  During each of the years ended March 31, 2015 and 2016, there was no significant change in Sun’s ownership of our ordinary shares.  During the year ended March 31, 2017, the percentage of ordinary shares owned by Sun increased to 72.8% due to the repurchase of 2,252,725 shares during the year.  During the year ended March 31, 2018, the percentage of ordinary shares owned by Sun increased to 74.8% due to the repurchase of 1,085,694 shares during the year.  As of May 31, 2018, Sun’s ownership percentage increased an additional 0.4% to 75.2%, due to our continued repurchase of additional ordinary shares.

Founders’ Shares

At the formation of our Company in 1959, two classes of shares were created, founders’ shares and ordinary shares.  One-third of the voting power of all of our voting shares is allocated to the founders’ shares.  Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2018, Sun controlled 83.2% of the voting power in our Company by reason of its (i) beneficial ownership of an aggregate of 74.8%  of our ordinary shares and (ii) ownership of the founders’ shares.  As of May 31, 2018, Sun controlled 83.5% of the voting power in our Company due to the additional ordinary shares repurchased by the Company.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 83.2% of the voting power in our Company as of March 31, 2018, Taro has substantial relationships with Sun.  Certain Taro Board members are also members of various Sun entities board of directors, including our Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain Taro officers and executives are also executives of Sun.

Arrangements with Sun

Since 2013, in the ordinary course of business, Taro has entered into various commercial transactions, including product distribution and logistics, manufacturing and service agreements, with Sun.  The Company reviews each of these transactions and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties.  Pursuant to Israeli requirements, all material transactions were presented to the Audit Committee, which determined that each such transaction was not considered extraordinary, as defined in the Israeli Companies Law and therefore did not require shareholder approval.  The Audit Committee further determined the approval requirements for the different types of transactions.

In June 2017, Sun and Taro affiliates renewed a services arrangement (the “Services Agreement”) that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America and Israel in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), OTC, Management, Procurement, and certain aspects of Commercial and Customer Service, Finance (Accounts Receivable, Accounts Payable, Government Pricing, Gross-to-Net and Tax Compliance), Regulatory Affairs (state licensing only in U.S.), Supply Chain and Operations (management services only) (each a “Service Area”).

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs between companies, based upon the approved allocation methodologies for each Service Area.  The Services Agreement requires our Audit Committee to review the Service Reports on a semi-annual basis and the Services Agreement as a whole, on an annual basis to determine its efficacy and whether it is in the Company’s best interests.

Each of the employees providing services under the Services Agreement is required to sign a written acknowledgment of his/her receipt of and agreement to be bound by (a) the confidentiality and non-disclosure agreement between Sun and Taro, and (b) guidelines for consideration in the performance of such services, including the identification of potential conflicts of interest.

In April 2017, the Board of Directors approved for Taro to negotiate an agreement with Sun whereby Taro's U.S. branded products team will advertise and promote a combined portfolio of Taro and Sun corticosteroid products.  The agreement between Taro U.S.A., and Sun went into effect on May 1, 2017.  Under this agreement, Sun sells its products to customers and pays Taro a percentage of the net sales for Taro's promotional services.

In May 2018, Taro Canada signed an agreement with Sun’s affiliate Ranbaxy Pharmaceuticals Canada Inc., whereby Taro Canada will act as the exclusive distributor for a portfolio of Sun and Ranbaxy products in Canada. Under this agreement, Sun and Ranbaxy will pay Taro Canada a sales and distribution commission.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2018 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada.  A substantial amount of these products are exported, both to our affiliates and non-affiliates.  For a breakdown of our sales by geographic market for the past three years, see “Item 4B—Business Overview—Sales and Marketing.”

Legal Proceedings

From time to time, we are a party to routine litigation incidental to our business, including patent litigation resulting from our use of the patent challenge procedures set forth in the Hatch Waxman Act, product liability litigations, and employment litigations, none of which, individually or in the aggregate, are expected to have a material effect on our financial position or profitability.  Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability.

On May 10, 2018, Taro U.S.A. received a Civil Investigative Demand from the United States Department of Justice pursuant to the False Claims Act seeking information relating to corporate and employee records, generic pharmaceutical products and pricing, communications and/or agreements with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of reviewing and responding to the Civil Investigative Demand.

On September 8, 2016, Taro U.S.A. received a grand jury subpoena from the United States Department of Justice, Antitrust Division, seeking documents relating to corporate and employee records, generic pharmaceutical products and pricing, communications with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of responding to the grand jury subpoena.  Certain current and former officers and employees in Taro U.S.A.’s commercial team have also received related subpoenas.

The Company and Taro U.S.A. have been named as defendants in numerous putative class action lawsuits and an additional lawsuit brought by purchasers and payors of several generic pharmaceutical products, including Clobetasol, Clomipramine, Desonide, Econazole, and Fluocinonide.  The lawsuits allege that the Company and/or Taro U.S.A. have conspired with competitors to fix prices, rig bids, or allocate customers as to these products, and also allege an industry-wide conspiracy as to all generic pharmaceutical products.  Each of these cases has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.

The Company and two of its former officers were named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., No. 16-CV-08318, filed October 25, 2016, which is now pending in the United States District Court for the Southern District of New York.  The current version of the complaint, filed on June 19, 2017, asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individual defendants.  It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices.  The Company filed a motion to dismiss on October 11, 2017.  The lead plaintiff (the City of Atlanta Firefighters’ Pension Fund) filed its opposition to the motion to dismiss on December 11, 2017.  The Company filed its reply to this opposition on January 10, 2018.  The motion to dismiss is pending.

In February 2017, after consulting with its tax advisors, the Company filed an appeal pursuant to Section 153 of the Income Tax Ordinance (New Version), 1961 in the Haifa District Court. The appeal challenged the Israel Tax Authority’s (“ITA”) tax assessment for the period of January 1, 2010 through March 31, 2014 in the amount of $40.8 million (before interest, linkage and penalties), and denial of an unutilized capital loss in an amount of $74.6 million that had been claimed by the Company.

In March 2018, the Company reached a settlement with the ITA, under which the Company is obligated to pay a reduced tax assessment of $15.0 million, and the Company was permitted to record the unutilized capital loss, transfer intellectual property from TNA to Taro Israel and Taro Canada and reorganize assets held by our subsidiaries without triggering an Israeli tax event (the “Settlement”). The Settlement settled all tax disputes between the parties for the tax years 2010 through 2014 as well as related tax issues with respect to the tax years 2015 through 2016, which years were not subject to the disputes.

Dividend Policy

We have never paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

Subsequent to March 31, 2018, the Company received final approvals from the FDA for two additional ANDAs:
Benzoyl Peroxide; Clindamycin Phosphate Topical Gel 5%; 1% in May 2018 and Clindamycin Phosphate and Benzoyl Peroxide Gel, 1.2%/3.75% in June 2018.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NYSE as of March 22, 2012, under the symbol “TARO.”  The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last five fiscal years as of the end of the reporting period of this 2018 Annual Report:

Year ended	High	Low
3/31/2014	$121.32	$54.03
3/31/2015	$171.77	$103.80
3/31/2016	$156.98	$129.09
3/31/2017	$150.10	$93.68
3/31/2018	$126.38	$95.91

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2018 Annual Report, and any subsequent period:

	High	Low
Year end March 31, 2017
First Quarter	$150.10	$130.08
Second Quarter	$146.01	$110.51
Third Quarter	$111.00	$93.68
Fourth Quarter	$123.39	$100.00

Year end March 31, 2018
First Quarter	$118.28	$103.88
Second Quarter	$116.29	$97.26
Third Quarter	$126.38	$104.50
Fourth Quarter	$107.26	$95.91

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last six months:

	High	Low
December 2017	$106.99	$104.50
January 2018	$107.26	$101.69
February 2018	$102.66	$95.91
March 2018	$102.02	$97.11
April 2018	$102.44	$97.62
May 2018	$118.97	$103.42

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

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this 2018 Annual Report) owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

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

Compensation of Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors or the chief executive officer require the approval of the compensation committee, the board of directors and the shareholders, in that order, except where the regulations adopted under the Israeli Companies Law provide for certain easements from those requirements.  Arrangements as to compensation of a public company’s office holders who are not directors or the chief executive officer generally (assuming that the arrangement conforms to the then-effective compensation policy) require the approval of the compensation committee and the board of directors in that order as detailed above in Item 6.C.─“Board Practices─Audit Committee─Approval of Interested Party Transactions.”

Disclosure of Personal Interest of an Office Holder

The Company’s Articles of Association provide that a director must disclose his or her interest in a contract or arrangement at the meeting of the Board of Directors at which such contract or arrangement is first taken into consideration.  The Israeli Companies Law requires that an office holder (including a director) or a controlling shareholder who is aware that he or she has a personal interest in connection with any existing or proposed transaction by the company, promptly disclose to the company the nature of any personal interest that he or she may have, including all related material information or documents known to him or her.  “Personal Interest,” as defined by the Israeli Companies Law, includes an interest of any person in an act or transaction of the company, including interest of his or her relative or of a corporate body in which such person or his or her relative is either a holder of 5% or more of the corporate body shares or voting power, is a director or the chief executive officer (referred to as a “general manager” under the Israeli Companies Law), or is entitled to appoint at least one director or the general manager and including the personal interest of a person voting by a proxy granted to him or her by another person, even if the person so granting the proxy does not have a personal interest in the transaction.  In addition, the vote of a person who was granted a proxy from the shareholder who has a personal interest shall be deemed the vote of a shareholder having a personal interest, even if proxy holder has discretion on how to vote.  An interest stemming merely from ownership of shares in the company is not deemed a Personal Interest.  In the case of a non-extraordinary transaction, the office holder’s duty to disclose does not apply to a personal interest of the office holder’s relative.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private offering in which the controlling shareholder has a personal interest, and the engagement of a controlling shareholder or his or her relative with a public company, as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order.  The compensation, indemnification of, or insurance covering a controlling shareholder or his or her relative with a public company requires the approval of the compensation committee, the board of directors and the shareholders, in that order (subject to certain leniencies with respect to the approval of directors and officers liability insurance, for which shareholder approval may not be required under certain circumstances).

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

Director Qualifications

Our Articles of Association do not require directors to hold shares in the Company.  According to the Articles, the number of directors of the Company should be not less than five or more than twenty-five.  Under the Israeli Companies Law, we must have at least two statutory external directors on the Board of Directors.  See Item 6.C.—“Board Practices—Statutory External Directors—Qualifications of Statutory External Directors.”

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

The Israeli Companies Law allows one or more of our shareholders holding at least 1% of the voting power of a company to request the inclusion of an additional agenda item for an upcoming shareholders meeting, assuming that it is appropriate for debate and action at a shareholders meeting.  Under related regulations, such a shareholder request must be submitted within three days or, for certain requested agenda items, seven days following our publication of notice of the meeting.  If the requested agenda item includes the appointment of director(s), the requesting shareholder must comply with particular procedural and documentary requirements.  If our board of directors determines that the requested agenda item is appropriate for consideration by our shareholders, we must publish an updated notice that includes such item within seven days following the deadline for submission of agenda items by our shareholders.  The publication of the updated notice of the shareholders meeting does not impact the record date for the meeting.  In lieu of this process, we may opt to provide pre-notice of our shareholders meeting at least 21 days prior to publishing official notice of the meeting.  In that case, our 1% shareholders are given a 14-day period in which to submit proposed agenda items, after which we must publish notice of the meeting that includes any accepted shareholder proposals.

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

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2018 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

In December 2016, the Company announced the sale of U.S. rights to Keveyis® (dichlorphenamide) to Strongbridge Biopharma plc (“Strongbridge”).  Keveyis®  was approved by the U.S. FDA in August 2015 to treat primary hyperkalemic and hypokalemic periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis® has orphan designation status through August 2022.  In accordance with the terms of the purchase agreement, Strongbridge paid Taro a total of $8.5 million through upfront payments; Taro is also eligible to receive additional future payments upon the achievement of certain sales unit milestones.  Taro has agreed to continue to manufacture Keveyis® for Strongbridge, under an exclusive supply agreement at least for the period of Keveyis® orphan exclusivity, subject to certain commercial terms and conditions, including minimum supply purchases.

          In April 2017, the Company entered into a development and commercialization license agreement with Crescita Therapeutics Inc. (“Crescita”), under which, Crescita has granted Taro an exclusive license to the rights to sell and distribute Pliaglis® in the U.S. market and for a second-generation enhanced version with patent pending.

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

E. TAXATION

General

The following is a brief summary of the material, current income tax aspects applicable to companies in Israel with reference to its effect on us.  The following also contains a discussion of material Israeli and United States tax consequences to our shareholders and Israeli government programs benefiting us.  We cannot assure you that the tax authorities, the courts or any other judicial or administrative authority will accept the views expressed in the discussion in question. This summary is based on the laws and regulations in effect as of the date hereof. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.  Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income.  As of 2018, the corporate tax rate is 23.0% (in 2017, 2016 and 2015 the corporate tax rate was 24.0%, 25.0% and 26.5%, respectively). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technological Enterprise, as discussed below, may be considerably less. In general, Israeli companies are subject to regular corporate tax rate for their capital gain.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for productive activity, as under the regimes stipulated in the Investment Law. Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise a Benefited Enterprise, a Preferred Enterprise, or a Preferred Technological Enterprise is required to comply with the requirements of the Investment Law.  Various production and development facilities of our companies in Israel have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

The Investment Law was significantly amended as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”), and as of January 1, 2017 (the “2017 Amendment”).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment.  Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.  However, companies entitled to benefits under the Investment Law in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.  The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Investment Law prior to the 2005 Amendment and 2011 Amendment as well as the relevant changes contained in such amendments and in the new legislation.

Tax Benefits Before the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, generally referred to as an “Approved Enterprise”, is entitled to certain benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel in which the investment is made or the election of the grantee.  A company that wished to receive benefits had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (formerly the Ministry of Industry, Trade and Labor) (the “Investment Center”), in order to obtain such Approved Enterprise status.  Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.  The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set forth in the certificate of approval.  Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company owning an Approved Enterprise may elect to forego certain government cash grants extended to an Approved Enterprises in return for an alternative package of tax benefits (the “Alternative Benefits Program”).  Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years (the “Exemption Period”), beginning on the first year in which the company derives taxable income under the program after the commencement of production, depending on the geographic location of the Approved Enterprise in Israel. After the Exemption Period, the company will be eligible for the reduced tax rates of 10% - 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year.  These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center).  However, the benefits period may in no event exceed the lesser of 12 years from the year in which the enterprise commences its operations (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, the company’s effective tax rate reflects the weighted-average of the applicable rates.  The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

The tax benefits under the Investment Law also apply to a company’s income that is generated from (i) the grant of a right of use with respect to know-how developed by the Approved Enterprise, (ii) income generated from royalties and (iii) income derived from a service which is ancillary to such right of use or royalties, provided that such income is attributable to the Approved Enterprise’s ordinary course of business.  The tax benefits under the Investment Law may generally not be available with respect to income derived from products manufactured outside of Israel (subject to certain de-minims thresholds, and attribution formulas).

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

Dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  This withholding tax is deducted at source by the company.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.  Under the Investment Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends.  In addition, a company that pays a dividend out of tax-exempt income attributed to its Approved Enterprise will be subject to tax in respect of the amount of the dividend distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable.  This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.  We have elected to use the Alternative Benefits Program, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

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

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (and subject to certain conditions stipulated under law) .  In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set forth in the amendment for tax benefits and that exceeds a minimum investment amount specified in the Investment Law.  Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”).  Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates.

The benefits period is subject to a limitation of 7 to 10 years from the Commencement Year (the “Commencement Year” being defined as the later of: (i) the first tax year in which the company derives income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election.  The tax benefits granted to a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise, according to one of the following new tax routes, which may be applicable to a company:

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

Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at a rate of 15%, or at a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits.  We currently have three active plans, two Approved Enterprises under the Alternative Benefits Program (Plan 3-4 and Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements.  Under Plan 3-4 (benefit period starting 2003), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of the plan and to a reduced tax rate of between 10% and 25% (depending on the level of foreign investment) for an additional 13 years thereafter.  Under Plan 5 (benefit period starting 2007), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.  We filed a request for an additional five years of reduced tax rates for such plan.  Approval is still pending.  Under Plan 6 (benefit period starting 2010), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

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

Tax benefits under the 2011 Amendment and 2017 Amendment

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

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).  However, if such dividends are paid to an Israeli company, no tax will be withheld (although if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20%, will apply, subject to any lower rate as may be provided in an applicable tax treaty subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).  In 2017 - 2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

The New Technological Enterprise Incentives Regime – Amendment 73 to the Investment Law

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment is based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project and introduced the incentive regimes of “Preferred Technological Enterprise” and of "Special Preferred Technological Enterprise ", as described below. These new regimes are in addition to the other existing tax incentives regimes under the Investment Law.   The new incentives regime will apply to "Preferred Technological Enterprises" that meet the "Preferred Enterprise" condition and certain additional conditions, including,  all of the following:

•

A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $21 million) per year; and

•

A company must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employed in R&D; (2) a venture capital investment of an amount of NIS 8 million (approximately $2 million) was previously made in the company; or (3) growth in sales or workforce by an average of 25% over the three years preceding the tax year.

A "Special Preferred Technological Enterprise" is an enterprise that meets the "Preferred Technological Enterprises" conditions  , and in addition is a part of a group of companies that have total annual consolidated revenues of at least NIS 10 billion (approximately $2.8 billion).

A “Preferred Technological Enterprise” satisfying the required conditions will enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law.  The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone A.  These corporate tax rates shall generally be limited to the portion of intellectual property developed in Israel.  In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, if the sale was pre-approved by the Israel Innovation Authority (“IIA”), formally known as the Office of the Chief Scientist.

A “Special Preferred Technological Enterprise” satisfying the required conditions will enjoy a further reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel.  In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA.  A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).  However, if such dividends are paid to an Israeli company, no tax is required to be withheld.  If such dividends are distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate may be reduced to 4%.

We have evaluated the likely effect of the 2017 Amendment and have currently decided not to file a request to apply the new benefits under the 2017Amendment.  We may decide in the future to make the above-mentioned election.

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

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  As any unilateral tax position, we cannot assure that it will not be challenged, or that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Grants under the Encouragement of Research, Development and Technological Innovation Law, 5744-1984

On January 1, 2016, the Encouragement of Research, Development and Technological Innovation Law, 5744-1984 (the “Research Law”, as amended), was enacted, which amended the Encouragement of Industrial Research and Development Law, 1984.  Under the Research Law development programs that meet specified criteria and are approved by a the IIA are generally eligible for grants of up to 50% of the project’s expenditures, as determined by the IIA, in exchange for the payment of royalties from the sale of products developed as part of the programs under which the grants were given.

The Company received grants from the IIA. Regulations under the Research Law, as amended generally provide for the payment of royalties to the IIA of 3-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid.  Our obligation to pay these royalties is contingent on our actual sale of such products and services.  In the absence of such sales, no payment of such royalties is required.  Effective for grants received from the IIA under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year in which the program has been approved.  Following the full repayment of all the outstanding liabilities in connection with such grants, including the accrued interest thereof, there is no further liability for such royalties.  However, even after the repayment of such liabilities in full, we will remain subject to the limitations set forth under the Research Law, including inter alia on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given. Grant recipients are required to notify the IIA of events enumerated in the Research Law.

The terms of the grants under the Research Law also require that generally the manufacture of products developed as part of the programs under which the grants were given be undertaken in Israel.  However, under the regulations pursuant to the Research Law, the manufacturing may be undertaken outside of Israel, assuming we receive prior approval from the IIA for the foreign manufacturing, which approval is given in special circumstances upon the fulfillment of certain conditions.  If we receive that approval and manufacture outside of Israel, we may be required to pay increased royalties. The increase in royalties depends upon the extent of the manufacturing volume that is performed outside of Israel, as follows:

Extent of manufacturing volume outside of Israel	Royalties to the Chief Scientist as a percentage of grant
Less than 50%	120%
between 50% and 90%	150%
90% and more	300%

Despite the general approval requirement, a transfer outside of Israel of up to 10% of the manufacturing rights will not require the approval of the IIA, but rather a notification to the IIA, which may block such transfer within 30 days.

The know-how developed within the framework of the IIA programs may not be transferred to third parties outside Israel without the prior approval of the IIA.  The approval, however, is not required for the export of any products developed using grants received from the IIA.  The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded program to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law, which cannot exceed 6 times of the total grant amount plus interest.  Upon payment of such redemption fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Research Law.

In May 2017, the IIA issued new rules for licensing know-how developed with IIA funding outside of Israel (the “Licensing Rules”), which allow grant recipient to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees, calculated in accordance with the Licensing Rules.  The payment of the license fees will not discharge grant recipient from the obligations to pay royalties or other payments to the IIA.  The maximum amount payable to the IIA under the Licensing Rules shall not exceed 6 times the amount of the grants received plus LIBOR interest.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of manufacturing rights or know-how and the obligation to pay royalties, if applicable, as further described in the Research Law and related regulations.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a deduction of research and development expenditures in the year in which they are incurred, subject to a pre-approval.  The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.

Expenditures not so approved, but otherwise qualifying for deduction, are deductible over a three-year period, from the first year that the expenditures were made.  However, the amount of any government grants made available are subtracted from the amount of expenses which may be deducted.

Taxation of Non-Israeli Resident Holders of our Ordinary Shares

The following is a brief summary of the material Israeli tax consequences concerning the ownership and disposition of our ordinary shares by our shareholders.  This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.  Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion.  Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion.  The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which may have retroactive effect.

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “Substantial Shareholder” at the time of distribution or at any time during the preceding 12-month period).  Such dividends are generally subject to Israeli withholding tax at the rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not).  A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation.  “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.  However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to Preferred Enterprise or Preferred Technological Enterprise), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Preferred Technological Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Benefited Enterprise are subject, under certain conditions, to withholding at the rate of 15%.  We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.  If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii)  shares or rights to shares in an Israeli company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is, generally, a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale (under certain circumstances, linkage to a foreign currency may be used to determine the inflationary surplus).  The real gain is the excess of the total capital gain over the inflationary surplus.  Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 23.0% as of 2018 (in 2017, 2016 and 2015 the corporate tax rate was 24.0%, 25.0% and 26.5%, respectively), if generated by a company, or at the rate of 25.0% (or 30.0% for Substantial Shareholder), if generated by an individual from the sale of an asset purchased on or after January 1, 2012.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares  listed on a non-Israeli stock exchange, provided, inter alia, that certain conditions are met.  The main conditions are that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were  purchased after being listed; and (iii) the capital gains are neither subject to section 101 of the Israeli Tax Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.  However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  For example, under the U.S.-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is both a U.S. resident (for purposes of that treaty) holding the ordinary shares as a capital asset and entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless either (i) such Treaty U.S. Resident if an individual has been present in Israel for a period or periods aggregating to 183 days or more during the applicable taxable year; or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting rights during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gain arising from such sale, exchange or disposition is attributable to a permanent establishment of the Treaty U.S. Resident maintained in Israel; or; (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel or to royalties.  In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

In some instances, whether or not our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.  Shareholders may be required to demonstrate that they are exempt from tax on their capital gain in order to avoid withholding at source at the time of sale.  Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as a non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Excess Tax.  Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016, and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000 (which amount is linked to the annual change in the Israeli consumer price index). Such excess tax is imposed on almost any type of income, including, but not limited to, dividends, interest and capital gain.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms) promulgated under Section 85A of the Tax Ordinance, came into effect (“TP Regulations”).  Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.

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

If a partnership, or other entity or arrangement treated as a partnership for United States federal income tax purposes, holds ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  A partner in a partnership that holds ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares.

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

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  Any such change could materially affect the continued validity of this discussion and the tax consequences described herein.  This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;
•	are certain former citizens or long-term residents of the United States.;
•	are persons subject to the alternative minimum tax;
•	have elected mark-to-market accounting;
•	are tax-exempt organizations;
•	are financial institutions or financial services entities;
•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;
•	own directly, indirectly or by attribution at least 10% of our company (by vote or value);
•	have a functional currency that is not the U.S. dollar;
•	are carrying on a trade or business in Israel through a permanent establishment; or
•	acquire ordinary shares as compensation.

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

Based on our income, assets, and business activities, we do not believe that we are a PFIC.  However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences.  These consequences may include having the gains that are realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares.  Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).  In addition, if a U.S. Holder holds ordinary shares in any year in which we are treated as a PFIC, such U.S. Holder will be subject to additional tax form filing and reporting requirements (including additional filing requirements under recently-enacted legislation).

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the sale, exchange or other taxable disposition of our ordinary shares, unless:

•

such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices and on our website at www.taro.com.  The information contained on our website does not constitute part of this 2018 Annual Report.

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

In 2018, 83% of our revenue was generated in U.S. dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the U.S. dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into U.S. dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2018.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated and settled in U.S. dollars.  These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP as its functional currency is the CAD.  During the year ended March 31, 2018, the Company recorded a loss of $35.2 million compared to a gain of $23.3 million in 2017, reflecting the unfavorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.

As of March 31, 2016, the Company did not have any forward contracts in place to purchase either the NIS or CAD.  However, the Company settled contracts throughout the year to purchase the NIS totaling $26.2 million and the CAD totaling $24.9 million and recorded net gains of $0.8 million and $3.4 million, respectively.

In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates.

As of March 31, 2018, the forward contracts to purchase the NIS are for a total amount of $52.3 million, at a weighted-average forward rate of 3.45 NIS per U.S. dollar, which are settled in 18 monthly settlements of $3.3 million for eleven (11) months, $2.0 million for six (6) months, and $4.5 million for one (1) month.  The Company recorded a net gain of $0.1 million for the year ended March 31, 2018 for the contracts to purchase the NIS.

As of March 31, 2018, the forward contracts to purchase the CAD are for a total amount of $53.5 million, at a weighted-average forward rate of CAD 1.28 per U.S. dollar, which are settled in 14 monthly installments of approximately $2.8 million for six (6) months, $4.0 million for five (5) months, and $5.5 million for three (3) months. The Company recorded a net gain of $2.1 million for the year ended March 31, 2018 for the contracts to purchase the CAD.

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

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this 2018 Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Taro’s Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2018.  In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment, Management has concluded that, as of March 31, 2018, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2018, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel, as stated in their report, which is included on pages F-2 and F-3 of this 2018 Annual Report.

d.	Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the period covered by this 2018 Annual Report that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft – BDO Member Firm, for the years ended March 31, 2018 and 2017, respectively.

	Year ended	Year ended
	March 31, 2018	March 31, 2017
	(in millions)
Audit fees	$0.71	$0.69
Tax fees	0.06	0.06
Other fees	0.10	—
Total	$0.87	$0.75

The audit fees for the years ended March 31, 2018 and 2017, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the Audit Committee.

Tax fees represent fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

Other fees represent fees for additional professional services performed for certain legal entities.

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

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares, which was completed on August 18, 2016.  Under the new program, the Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share.

On November 23, 2016, the Company announced that its Board of Directors approved a new $250 million share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  On November 7, 2017, the Board extended the share repurchase program for one year.  The table below presents a summary of the ordinary shares repurchased by the Company under the new authorization and classified as treasury stock, as of May 31, 2018, in accordance with a 10b5-1 program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands)
November 25, 2016 - November 30, 2016	68,641	$105.21	68,641
December 1, 2016 - December 31, 2016	242,821	$104.87	311,462
January 1, 2017 - January 31, 2017	156,353	$103.33	467,815
February 1, 2017 - February 28, 2017	51,150	$106.02	518,965
March 1, 2017 - March 31, 2017	—	$—	518,965
April 1, 2017 - April 30, 2017	—	$—	518,965
May 1, 2017 - May 31, 2017	34,193	$105.58	553,158
June 1, 2017 - June 30, 2017	45,814	$106.44	598,972
July 1, 2017 - July 31, 2017	—	$—	598,972
August 1, 2017 - August 31, 2017	213,392	$101.72	812,364
September 1, 2017 - September 30, 2017	96,740	$105.56	909,104
October 1, 2017 - October 31, 2017	20,525	$108.12	929,629
November 1, 2017 - November 30, 2017	17,623	$108.88	947,252
December 1, 2017 - December 31, 2017	105,343	$105.78	1,052,595
January 1, 2018 - January 31, 2018	137,670	$104.39	1,190,265
February 1, 2018 - February 28, 2018	201,854	$99.45	1,392,119
March 1, 2018 - March 31, 2018	212,540	$99.60	1,604,659
April 1, 2018 - April 30, 2018	165,505	$99.45	1,770,164
May 1, 2018 - May 31, 2018	36,820	$104.34	1,806,984
Total	1,806,984	$102.86		$64,133

During the year ended March 31, 2018, the Company repurchased 1,085,694 shares through the current program at an average price of $102.52.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Taro also has a code of ethics that applies specifically to Taro’s Chief Executive Officer, Chief Financial Officer and other senior officers.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Taro’s CEO will promptly notify the NYSE in writing if any executive officer of Taro becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18—“Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2018 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2018 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1) (P)*

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)

2.1	Form of ordinary share certificate (1) (P)*

4.1	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (3) (P)*

4.2	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.3	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer, Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 INS	XBRL Instance Document

101 SCH	XBRL Taxonomy Extension Schema Document

101 CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101 DEF	XBRL Taxonomy Extension Definition Linkbase Document

101 LAB	XBRL Taxonomy Extension Label Linkbase Document

101 PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to our Registration Statement on Form F-4 (No. 333-63464), as amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, and incorporated herein by reference.
(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and incorporated herein by reference.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

_____________

*filed herewith

(P) Paper exhibits

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2018 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Mariano Balaguer
Mariano Balaguer
Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: June 21, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the “Company”) and subsidiaries as of March 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated June 19, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

We have served as the Company's auditor since 2010.

Tel Aviv, Israel

June 19, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on Internal Control over Financial Reporting

We have audited Taro Pharmaceutical Industries Ltd. Company’s (the “Company’s”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2018, and the related notes and our report dated June 19, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Controls and procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

Tel Aviv, Israel

June 19, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$576,611	$600,399
Short-term and current maturities of long-term bank deposits	296,188	782,813
Marketable securities	549,821	3,548
Accounts receivable and other:
Trade, net	206,455	203,924
Other receivables and prepaid expenses	122,965	266,280
Inventories	144,595	141,045
Long-term assets held for sale, net	—	1,015
TOTAL CURRENT ASSETS	1,896,635	1,999,024
LONG-TERM DEPOSITS AND MARKETABLE SECURITIES	225,639	70,685
PROPERTY, PLANT AND EQUIPMENT, NET	193,727	180,085
DEFERRED INCOME TAXES	87,257	10,324
OTHER ASSETS	29,952	29,635
TOTAL ASSETS	$2,433,210	$2,289,753

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2018	2017
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable:
Trade payables	$25,697	$16,394
Other current liabilities	190,059	193,443
TOTAL CURRENT LIABILITIES	215,756	209,837
LONG-TERM LIABILITIES:
Deferred income taxes	3,228	2,114
Other long-term liabilities	3,827	3,996
TOTAL LONG-TERM LIABILITIES	7,055	6,110
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	222,811	215,947
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2018 and March 31, 2017: 200,000,000 shares;
Issued at March 31, 2018 and March 31, 2017: 45,116,262 shares
Outstanding at March 31, 2018 and March 31, 2017:
39,427,515 and 40,513,209 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2018 and March 31, 2017:
2,600 shares	1	1
Additional paid-in capital	262,445	262,445
Accumulated other comprehensive income, net of taxes	(110,285)	(148,133)
Treasury stock at March 31, 2018 and March 31, 2017: 5,688,747 and 4,603,053 shares, respectively	(610,009)	(498,675)
Accumulated earnings	2,662,327	2,451,177
Taro shareholders' equity	2,205,158	2,067,494
Non-controlling interest	5,241	6,312
TOTAL SHAREHOLDERS’ EQUITY	2,210,399	2,073,806
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,433,210	$2,289,753

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2018	2017	2016
Sales, net	$661,913	$879,387	$950,751
Cost of sales	198,405	207,860	169,743
Impairment	—	276	2,042
Gross profit	463,508	671,251	778,966
Operating expenses:
Research and development	70,418	70,644	71,160
Selling, marketing, general and administrative	88,196	85,656	92,365
Settlements and loss contingencies	1,884	—	973
	160,498	156,300	164,498
Operating income	303,010	514,951	614,468
Financial expenses (income), net	12,531	(34,636)	(19,672)
Other gain, net	1,889	11,211	2,680
Income before income taxes	292,368	560,798	636,820
Tax expense	81,954	103,780	95,313
Income from continuing operations	210,414	457,018	541,507
Net loss from discontinued operations attributable to Taro	(335)	(352)	(236)
Net income	210,079	456,666	541,271
Net (loss) income attributable to non-controlling interest	(1,071)	310	339
Net income attributable to Taro	$211,150	$456,356	$540,932

Net income from continuing operations attributable to Taro	$211,485	$456,708	$541,168
Net loss from discontinued operations attributable to Taro	(335)	(352)	(236)
Net income attributable to Taro	$211,150	$456,356	$540,932

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$5.27	$11.06	$12.63
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$(0.01)	$(0.01)	$(0.01)
Net income per ordinary share attributable to Taro:
Basic and Diluted	$5.26	$11.05	$12.62
Weighted-average number of ordinary shares used to compute net income per share:
Basic and Diluted	40,155	41,301	42,832

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Years ended March 31,
	2018	2017	2016
Net income attributable to Taro	$211,150	$456,356	$540,932
Other comprehensive loss
Foreign currency translation adjustments	35,931	(25,038)	(12,071)
Change in unrealized gain (loss) from marketable securities	1,917	(69)	11
Total other comprehensive income (loss) attributable to Taro	37,848	(25,107)	(12,060)

Total comprehensive income attributable to Taro	$248,998	$431,249	$528,872

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
				Accumulated
			Additional	Other			Total Taro	Non-	Total
	Number of	Share	Paid-in	Comprehensive	Treasury	Retained	Shareholders'	controlling	Shareholders’
	Shares	Capital	Capital	Income (Loss)	Shares	Earnings	Equity	Interest	Equity
Balance at March 31, 2015	42,833	$680	$262,445	$(110,966)	$(194,328)	$1,453,889	$1,411,720	$5,663	$1,417,383
Repurchase of treasury stock	(67)	—	—	—	(9,450)	—	(9,450)	—	(9,450)
Comprehensive loss, net of tax	—	—	—	(12,060)	—	—	(12,060)	—	(12,060)
Net income	—	—	—	—	—	540,932	540,932	339	541,271
Balance at March 31, 2016	42,766	$680	$262,445	$(123,026)	$(203,778)	$1,994,821	$1,931,142	$6,002	$1,937,144
Repurchase of treasury stock	(2,253)	—	—	—	(294,897)	—	(294,897)	—	(294,897)
Comprehensive loss, net of tax	—	—	—	(25,107)	—	—	(25,107)	—	(25,107)
Net income	—	—	—	—	—	456,356	456,356	310	456,666
Balance at March 31, 2017	40,513	$680	$262,445	$(148,133)	$(498,675)	$2,451,177	$2,067,494	$6,312	$2,073,806
Repurchase of treasury stock	(1,085)	—	—	—	(111,334)	—	(111,334)	—	(111,334)
Comprehensive income, net of tax	—	—	—	37,848	—	—	37,848	—	37,848
Net income	—	—	—	—	—	211,150	211,150	(1,071)	210,079
Balance at March 31, 2018	39,428	$680	$262,445	$(110,285)	$(610,009)	$2,662,327	$2,205,158	$5,241	$2,210,399

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2018	2017	2016
Cash flows from operating activities:
Net income	$210,079	$456,666	$541,271
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	16,496	14,829	14,848
Impairment of long-lived assets	—	276	2,042
Accrued severance pay and other long-term liabilities, net	(227)	273	(53)
Realized loss (gain) on sale of marketable securities and long-lived assets	275	(8,389)	74
Change in derivative instruments, net	(893)	1,434	(6,137)
Effect of exchange differences on intercompany balances	9,467	(6,017)	(2,268)
Foreign exchange effect of marketable securities and bank deposits	25,503	(15,157)	(5,510)
Deferred income taxes, net	56,007	73,706	(11,976)
(Increase) decrease in trade receivables, net	(2,297)	34,413	(16,386)
Decrease (increase) in other receivables, prepaid expenses and other	2,020	(4,829)	(3,518)
Increase in inventories, net	(1,978)	(3,770)	(19,013)
Decrease (increase) in income tax receivables	10,624	(70,390)	(39,340)
Increase (decrease) in trade payables	9,049	(2,290)	(679)
Decrease in other accounts payable and accrued expenses	(11,785)	(28,377)	(6,194)
Increase (decrease) in income tax payables	2,027	(4,843)	(52,033)
Income from marketable securities, net	(678)	—	—
Net cash provided by operating activities	323,689	437,535	395,128

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2018	2017	2016
Cash flows from investing activities:
Purchase of property, plant and equipment	(26,886)	(35,755)	(18,972)
Investment in other intangible assets	(2,650)	(68)	(134)
Proceeds from other assets	—	10	35,000
Proceeds from (investment in) short-term bank deposits, net	161,032	196,170	(220,102)
Proceeds from restricted bank deposits	—	—	199
Proceeds from (investment in) long-term deposits and other assets	396,281	(286,617)	(80,587)
Investment in marketable securities	(1,140,853)	(376)	(170)
Proceeds from marketable securities	370,363	350	35
Proceeds from sale of long-lived assets	1,075	8,508	—
Net cash used in investing activities	(241,638)	(117,778)	(284,731)

Cash flows from financing activities:
Repurchase of treasury stock	(106,986)	(294,897)	(9,450)
Proceeds from long-term debt	—	—	(5,888)
Net cash used in financing activities	(106,986)	(294,897)	(15,338)
Effect of exchange rate changes on cash and cash equivalents	1,147	(1,218)	57
(Decrease) increase in cash and cash equivalents	(23,788)	23,642	95,116
Cash and cash equivalents at the beginning of the period	600,399	576,757	481,641
Cash and cash equivalents at the end of the period	$576,611	$600,399	$576,757

Supplemental disclosure of cash flow transactions:

Cash paid during the year for:
Interest	$—	$—	$85
Income taxes	$55,051	$99,720	$192,964

Cash received during the year for:
Income taxes	$36,668	$1,938	$—

Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$2,281	$692	$1,744

Non-cash financing transactions:
Purchase of treasury stock	$4,348	$—	$—
Purchase of Marketable Securities	$3,491	$—	$—

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

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc. (“Taro Canada”), Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”).  Taro International Ltd. in Israel is engaged in the pharmaceutical activities of the Group outside North America.

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

Sun Pharmaceutical Industries Ltd. (“Sun”), the Company’s majority shareholder, owns, or controls as of March 31, 2018, 29,497,813, or 74.8%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 83.2% of the vote attributable to the share equity of the Company.  As of May 31, 2018, Sun owns, or controls 75.2% of the Company’s ordinary shares and controls 83.5% of the voting power in the Company due to the additional ordinary shares repurchased by the Company (as described below).

On October 1, 2015, Taro entered into a share purchase Agreement with EPIRUS Biopharmaceuticals, Inc. (“EPIRUS”) for all of the shares of Zalicus Pharmaceuticals Ltd. (“Zalicus”), including its product candidate Z944 and certain related assets, a novel, oral, T-type calcium channel modulator in development for the treatment of pain.  As a result of the acquisition, Taro paid CAD $5,000 in cash and a non-interest bearing, limited recourse promissory note in the amount of CAD $5,000 with a maturity date of July 1, 2017.  In July 2017, Taro elected not to repay the promissory note and the Z944 assets were transferred back to EPIRUS.

On March 15, 2016, the Company announced that its Board of Directors authorized a $250,000 share repurchase of ordinary shares, which was completed on August 18, 2016.  Under the program, the Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share.

On November 23, 2016, the Company announced that its Board of Directors authorized a new $250,000 share repurchase of ordinary shares.  Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period was set for the repurchase program, and any such program may be suspended or discontinued at any time.  The

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  On November 7, 2017, the Board extended the share repurchase program for one year.  During the year ended March 31, 2018, the Company repurchased 1,085,694 shares through the current program at an average price of $102.52.  Through May 31, 2018, in total under the authorization, the Company has repurchased 1,806,984 shares at an average price of $102.86; with $64,133 remaining.

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

On March 16, 2017, the Company entered into a share purchase agreement with BELLUS Health Inc. (“BELLUS”) for the sale of BELLUS’ wholly-owned subsidiary Thallion Pharmaceuticals Inc. (“Thallion”), including all the rights to the drug candidate Shigamab™.  Pursuant to the agreement, Taro acquired all issued and outstanding shares of Thallion for a potential total consideration of CAD $2,700.  In addition, BELLUS will receive a portion of certain post-approval revenues related to the Shigamab™ program.

On April 21, 2017, the Company entered into a development and commercialization license agreement with Crescita Therapeutics Inc. (“Crescita”), under which, Crescita has granted Taro an exclusive license to the rights to sell and distribute Pliaglis® in the U.S. market and for a second-generation enhanced version with patent pending.

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

A majority of the revenue of the Company and certain of its subsidiaries (exclusive of its Canadian, Irish, and UK subsidiaries – see below) is generated in U.S. dollars (“dollars”).  In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in dollars.  Management believes that the dollar is the primary currency of the economic environment in which the Company and these subsidiaries operate.  Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar, requiring re-measurement from the local currency into dollars for each of these entities.  All exchange gains and losses resulting from the re-measurement are reflected in the Consolidated Statements of Operations as financial income or expense, as appropriate.

The functional currency of the Company’s Canadian, Irish, and U.K. subsidiaries are the Canadian dollar (“CAD”), the Euro, and the British pound, respectively.  Accordingly, the financial statements of the Canadian, Irish, and U.K. subsidiaries have been translated into dollars.  All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.  Amounts recorded in the Consolidated Statements of Operations have been translated using the average exchange rate prevailing during the year.  The resulting translation adjustments are reported as a component of shareholders’ equity under accumulated other comprehensive income.

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

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and has 50% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights.  In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct.  In April 2018, TDC renewed its commitment to the Company. TDC may terminate the agreement upon one year written notice and no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights.

d.	Cash and cash equivalents:

Cash equivalents are highly-liquid investments that are readily convertible into cash.

Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits.  Such deposits are stated at cost which approximates market value and are invested at an average interest rate of 1.85% and 1.36% for March 31, 2018 and 2017, respectively.

e.	Marketable securities:

Marketable securities are comprised primarily of corporations bonds, sovereign bonds, U.S Treasuries, certificates of deposits, and commercial papers.  These marketable securities were designated as available-for-sale.  Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

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

During the years ended March 31, 2018, 2017 and 2016, the Company did not own or sell any marketable securities previously impaired.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Purchased products for commercial purposes – weighted-average cost basis.

h.	Taxes:
(1)	Deferred income taxes:

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized.  A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized.  For the year ended March 31, 2017, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.   For the year ended March 31, 2018, in accordance with the required updates in ASU No.2015-17 (see Note 2 bb), all deferred tax liabilities and assets are classified as non-current.

(2)	Tax contingencies:

The Company follows a two-step approach to recognizing and measuring a liability for uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.  A liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740 amounting to $16,810 and $23,457 as of March 31, 2018 and 2017, respectively.

(3)	Income taxes:

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

(3)

Certain costs incurred for computer software developed or obtained for internal use is required to be capitalized.  As of March 31, 2018 and 2017, the Group capitalized $4,636 and $4,517 of software costs, respectively.  Software costs are amortized using the straight-line method over their estimated useful life (generally three – five years).

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

j.	Lease of land from Israel Land Administration:

The Company leases several parcels of land from the Israel Land Administration (“ILA”).  The lease period of the industrial parcels ends between 2018 and 2060.  The Company has the right to extend the lease agreement ending 2018 for an additional period of 49 years and is currently in the process of extending the lease agreement.   The ILA lease agreements are standard agreements covering substantial portions of the land of Israel.  The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years).  A majority of the Company’s leases are in the beginning of the second 49 year period, and the remaining leases still in the first 49 year period have the option for the one additional lease period.  The ownership of the land is not transferred at the end of the lease period, however, in certain conditions the lessee may purchase the land from the ILA.  The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value.  Since such leases do not qualify as a capital lease, they are being accounted for as operating leases.  The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

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

The Company determined the fair value using the market approach, which is based on the market capitalization by using the share price of the Company on the NYSE and an appropriate control premium.  As of March 31, 2018, the market capitalization of the Company was significantly higher than the net book value, therefore there was no need to continue to step two.  Taro determined the goodwill was not subject to impairment as of March 31, 2018 and 2017.

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

Intangible assets and deferred charges:

Acquired intangible assets and product rights to be held and used are amortized over their useful life of a weighted-average amortization period of between 5 to 20 years using a straight-line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset.  The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.  During the year ended March 31, 2018, the Company did not record any impairment charge.  In the year ended March 31, 2017, the Company recorded a $276 impairment charge relating to product rights.  In the year ended March 31, 2016, the Company recorded $2,042 impairment charge primarily related to certain intellectual property as the Company is no longer selling a certain product.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

n.	Comprehensive income:

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

o.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock.  The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.  During the years ended March 31, 2018, 2017 and 2016, the Company repurchased 1,085,694 shares, 2,252,725 shares, and 67,339 shares, respectively.

When treasury stock is reissued, the Company charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings.  The purchase cost is calculated based on the specific identification method.  The Company did not reissue treasury shares during the year ended March 31, 2018.

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

p.	Revenue recognition:

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

q.	Research and development:

Research and development expenses are charged to expense as incurred.  Payments made for research and development services prior to the services being rendered are recorded as prepaid expenses on our consolidated balance sheet and expensed as provided.

r.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the National Technological Innovation Authority (the “Authority”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel ) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred.  The Company did not earn any grants during the years ended March 31, 2018, 2017 and 2016.

s.	Advertising expenses:

The Group expenses advertising costs as incurred.  Product samples are recorded within prepaid expense on the consolidated balance sheet and recorded within advertising expenses when provided to potential customers.  Advertising expenses were $9,913, $10,468, and $15,504 for the years ended March 31, 2018, 2017 and 2016, respectively.

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

v.	Freight and distribution costs:

The Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense.  Freight, distribution costs, and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $12,170, $11,949, and $11,540 for the years ended March 31, 2018, 2017 and 2016.

w.	Concentrations of credit risk:

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

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel.  At March 31, 2018, two different customers represented approximately 48.7% and 24.5% of the Company’s trade accounts receivable.  The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth.  The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

x.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term bank deposits, trade and other receivables, trade payables and other payables approximate their fair value, due to the short-term maturities of these instruments.

The carrying amount of long-term bank deposits approximates their fair value because such deposits bear market interest rates.

As of March 31, 2018 and 2017, the Company did not have any amounts outstanding under borrowing arrangements.

The fair value of currency and interest rate contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.

y.	Accounting for derivatives:

The Company recognizes all of their derivative instruments as either assets or liabilities at fair value, in the statement of financial position.  The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.  For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.  For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the consolidated statement of cash flows consistent with the classification of cash flows from the underlying items being hedged.  The designation is based upon the nature of the exposure being hedged.  At March 31, 2018, 2017, and 2016, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments for accounting purposes, the gain or loss is recognized in financial income, net in the Consolidated Statement of Operations during the period of change with the cash flows reported on the Consolidated Statements of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  See Note 10.

z.	Fair value measurements:

There is a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs).  Additional disclosure about fair value measurements is also required.

aa.	Discontinued operations:

When a component of an entity, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided the operations, assets and liabilities of the component have been eliminated from the Company’s consolidated statements of operations and the Company will no longer have any significant continuing involvement in the operations of the component.

bb.	Impact of recently adopted accounting standards:

In November 2015, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2015-17, “Income Taxes (Topic 740).”  The amended guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet.  The guidance was effective for the Company fiscal year that began April 1, 2017, including interim periods within that year.  The amendments in this update could be applied either prospectively to all deferred tax liabilities and assets, or retrospectively to all periods presented.  The Company applied the guidance prospectively and prior periods were not retrospectively adjusted.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Impact of recently issued accounting standards not yet adopted:

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350).” The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year on a prospective basis.  The Company is currently evaluating the potential effect of the adoption of ASU 2017-04 on our financial position and results of operations.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740).”  The guidance requires that entities should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs.  The guidance will be effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  As a result of the intellectual property transfer from Taro North America (TNA) to Israel and Canada (as noted in Note 15.c and Note 17.p), the Company will recognize the income tax consequences of approximately $41,400 for deferred tax assets upon adoption of the guidance.  The amendments in this update will be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).”  The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle.  The guidance will be effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  The adoption of ASU 2016-15 is not expected to have a material impact on our Statement of Cash Flows.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326).”  The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year.  The Company is currently evaluating the potential effect of the adoption of ASU 2016-13 on our financial position and results of operations.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).”  The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  The guidance will be effective for the Company fiscal year beginning April 1, 2019, and interim periods within that year.  The Company is currently evaluating the potential effect of the adoption of ASU 2016-02 on our financial position and results of operations.

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments-Overall (Subtopic 825-10).”  The amended guidance focuses on the recognition and measurement of financial assets and liabilities.  The guidance will be effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  The adoption of ASU 2016-01 is not expected to have a material impact on our financial position and results of operations.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).”  The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers.  Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016), as a result of the FASB announcing a one year deferral.  Either a full retrospective method or modified retrospective method is permitted.  The Company will adopt the guidance fiscal year beginning April 1, 2018, including interim periods within that year, and expects to use the modified retrospective method.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 3: — MARKETABLE SECURITIES

a.Marketable securities:

	March 31,
	2018	2017
Short-term marketable securities	$549,821	$3,548
Long-term marketable securities	225,639	—
	$775,460	$3,548
b.	The following is a summary of both short-term and long-term marketable securities by type:

	March 31,
	2018			2017
	Amortized	Gross unrealized	Market	Amortized	Gross unrealized	Market
	cost	loss	value	cost	loss	value
Marketable securities:
Bonds	$386,332	$(2,027)	$384,305	$—	$—	$—
Government Securities	177,657	(555)	177,102	3,617	(69)	3,548
Commercial Paper	51,432	(1)	51,431	—	—	—
Other Securities	162,672	(50)	162,622	—	—	—
Total marketable securities	$778,093	$(2,633)	$775,460	$3,617	$(69)	$3,548

For March 31, 2018, the gross unrealized loss excludes $4,550 of other comprehensive income relating to marketable securities for foreign exchange gain.

As of March 31, 2018 no other than temporary impairment charges were recorded.

c. The estimated fair value of marketable securities as of March 31, 2018 and 2017, by contractual maturity, are as follows:

	March 31,
	2018		2017
	Amortized	Market	Amortized	Market
	cost	Value	cost	Value
Available-for-sale marketable securities:
Matures in less than five years	$776,932	$774,300	$1,181	$1,001
Matures in more than five years	1,161	1,160	2,436	2,547
	$778,093	$775,460	$3,617	$3,548

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following table summarizes the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2018	2017
Trade accounts receivable, gross	$456,308	$509,250

Reserves for sales deductions:
Chargebacks	(116,632)	(112,071)
Other sales deductions	(81,677)	(109,411)
Customer rebates	(51,296)	(83,472)
Allowance for doubtful accounts	(248)	(372)
Trade accounts receivable, net	$206,455	$203,924

b.	Other receivables and prepaid expenses:

	March 31,
	2018	2017
Government authorities	$102,008	$112,301
Due from related parties	8,239	2,927
Prepaid expenses	6,252	8,824
Interest receivable	3,314	5,266
Advances to suppliers	1,455	3,410
Deferred income taxes	—	132,064
Other	1,697	1,488
	$122,965	$266,280

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

As discussed above, the Company believes it has the experience and information necessary to reasonably estimate the amounts of reserves for its sales incentives programs.  Several of the assumptions used by the Company for certain estimates are based on information received from third parties, such as wholesale customer inventory levels, market data, and other factors beyond the Company’s control.  The most critical estimates in determining these reserves, and the ones therefore that would have the largest impact if these estimates were not accurate, are related to contract sales volumes, average contract price, customer inventories and return volumes.  The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

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

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2018, 2017, and 2016:

For the year ended March 31, 2018
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(112,071)	$(1,107,353)	$1,102,792	$(116,632)
Rebates and Other	(193,255)	(432,060)	492,094	(133,221)
Total	$(305,326)	$(1,539,413)	$1,594,886	$(249,853)

Current Liabilities
Returns	$(82,494)	$(49,265)	$60,894	$(70,865)
Other (2)	(43,370)	(60,677)	63,079	(40,968)
Total	$(125,864)	$(109,942)	$123,973	$(111,833)

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

For the year ended March 31, 2017
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(126,729)	$(1,153,406)	$1,168,064	$(112,071)
Rebates and Other	(164,670)	(522,791)	494,206	(193,255)
Total	$(291,399)	$(1,676,197)	$1,662,270	$(305,326)

Current Liabilities
Returns	$(93,920)	$(41,871)	$53,297	$(82,494)
Other (2)	(60,428)	(79,372)	96,430	(43,370)
Total	$(154,348)	$(121,243)	$149,727	$(125,864)

For the year ended March 31, 2016
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(64,119)	$(1,032,248)	$969,638	$(126,729)
Rebates and Other	(173,228)	(439,654)	448,212	(164,670)
Total	$(237,347)	$(1,471,902)	$1,417,850	$(291,399)

Current Liabilities
Returns	$(109,765)	$(25,228)	$41,073	$(93,920)
Other (2)	(55,317)	(100,570)	95,459	(60,428)
Total	$(165,082)	$(125,798)	$136,532	$(154,348)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes Medicaid, indirect rebates, and amounts due to customers.

NOTE 6: — INVENTORIES

	March 31,
	2018	2017
Finished goods	$57,038	$56,652
Raw and packaging materials	56,199	53,436
Work in progress	26,856	27,200
Other	4,502	3,757
	$144,595	$141,045

As of March 31, 2018 and 2017, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $24,915 and $24,482, respectively.

As of March 31, 2018 and 2017, there were no pledges of inventory.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2018	2017
Cost:
Land	$7,681	$7,633
Buildings	171,735	158,510
Leasehold improvements	2,307	2,273
Machinery and equipment	191,619	181,176
Computer equipment	39,108	34,271
Motor vehicles	218	215
Furniture, fixtures and office equipment	14,870	14,052
	427,538	398,130
Accumulated depreciation and impairment charges:
Buildings	$65,120	$59,011
Leasehold improvements	1,597	1,436
Machinery and equipment	129,104	121,717
Computer equipment	29,338	28,105
Motor vehicles	217	199
Furniture, fixtures and office equipment	8,435	7,577
	233,811	218,045
Depreciated cost	$193,727	$180,085

b.	Depreciation expenses were $14,727, $12,645, and $11,901 for the years ended March 31, 2018, 2017 and 2016, respectively. For related impairment charges, see Note 2.m.
c.

Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $15,333 and $16,234 as of March 31, 2018 and 2017.  There were no additional capitalized interest and other costs as of March 31, 2018 and 2017.

d.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,636 and $4,517 as of March 31, 2018 and 2017, respectively.
e.	As for pledges – see Note 14.
f.	Asset disposals were $578 and $10,799 for the years ended March 31, 2018 and 2017, respectively, mainly relating to the write-offs of fully depreciated production equipment.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2018	2017
Cost:
Product and distribution rights	$79,921	$77,224
Other deferred costs	—	186
	79,921	77,410
Accumulated amortization and impairment charges:
Product and distribution rights	72,829	71,157
Impairment	—	139
Other deferred costs	—	186
	72,829	71,482
	$7,092	$5,928

b.	Amortization expenses related to product and distribution rights were $1,769, $2,184 and $2,947 for the years ended March 31, 2018, 2017 and 2016, respectively.
c.	As of March 31, 2018, the estimated amortization expense of product and distribution rights for 2019 to 2023 is as follows: 2019—$885; 2020—$874; 2021—$850; 2022—$848; 2023—$795.
d.	The weighted-average amortization period for product rights is approximately 10 years.
e.

During the year ended March 31, 2018, the Company did not record any impairment charge.  During the year ended March 31, 2017, the Company recorded a $276 impairment charge primarily related to product rights.

NOTE 9: —OTHER ASSETS

	March 31,
	2018	2017
Prepayment of land leased from ILA (1)	$13,709	$13,939
Goodwill	7,201	7,192
Intangible assets and deferred costs, net (2)	7,092	5,928
Severance pay fund (3)	1,657	2,118
Other	293	458
	$29,952	$29,635

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees.  Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits.  The subsidiaries’ matching contribution to the plan was $1,195, $1,080 and $958 for the years ended March 31, 2018, 2017 and 2016, respectively.

	Years ended March 31,
	2018	2017	2016
Pension, retirement savings and severance expenses	$6,058	$5,751	$5,217

NOTE 10: — DERIVATIVE INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s operations are exposed to market risks from changes in interest rates and currency exchange rates.  Exposure to these risks is managed through normal operating and financing activities and, when appropriate, through derivative instruments.

a.	Interest rates:

The Company manages its risk to fluctuating interest rates by using interest rate swaps to convert its floating rate debt into fixed rate obligations.  These interest rate swaps were not designated as hedges for accounting purposes and changes in the fair value of these instruments are reflected in earnings.  There are no interest rate swaps in place for the years ended March 31, 2018, 2017, and 2016.

In September 2005, the Company entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%.  In December 2015, the Company repaid the full outstanding balance of the mortgage and interest rate swap.  The Company recorded a net loss of $0, $0 and ($6) within financial income, net for the years ended March 31, 2018, 2017 and 2016, respectively.  These amounts include a realized gain of $0, $0, and $180 for the years ended March 31, 2018, 2017, and 2016, respectively.

b.	Currency exchange rates:

The Company manages its exposure to debt obligations denominated in currencies other than its functional currency by opportunistically using cross-currency swaps to convert its foreign currency debt payments into its functional currency.

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the New Israeli Shekel (“NIS”) and the CAD against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the CAD at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2017	0.92%	1.56%	(3.71%)	2.31%	3.63	1.33
3/31/2018	0.20%	2.31%	(3.31%)	(3.01%)	3.51	1.29

(1)	Per Bank of Israel
(2)	Per Bloomberg L.P. for period ended March 31, 2018. Per Bank of Canada for period ended March 31, 2017.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In October 2011, the Company began entering into separate forward contracts to offset the variability of our cash flows in U.S. dollars due to changes in the NIS and the CAD.  In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates.  At March 31, 2018, the forward contracts to purchase the NIS are for a total amount of $52,250, at a weighted-average forward rate of 3.45 NIS per U.S. dollar, which are settled in 18 monthly settlements of $3,250 for eleven (11) months, $2,000 for six (6) months, and $4,500 for one (1) month.  The Company recorded a net gain of $97, $618 and $813 for the years ended March 31, 2018, 2017 and 2016, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $53,490, at a weighted-average forward rate of CAD 1.28 per U.S. dollar, which are settled in 14 monthly installments of approximately $2,786 for six (6) months, $4,043 for five (5) months, and $5,519 for three (3) months. The Company recorded a net gain (loss) of $2,068, ($3,236) and $3,413, for the years ended March 31, 2018, 2017 and 2016, respectively, for the contracts to purchase the CAD.

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

Level 3: Significant unobservable inputs that are not corroborated by market data.  The Company has no Level 3 assets or liabilities.

The fair value of the Company’s financial assets measured at fair value on a recurring basis as of March 31, 2018 and 2017 were as follows:

	March 31, 2018		March 31, 2017
	Quoted Market Prices of Identical	Significant Other Observable	Quoted Market Prices of Identical	Significant Other Observable
	Assets (Level 1)	Inputs (Level 2)	Assets (Level 1)	Inputs (Level 2)
Assets
Short-term marketable securities *	$549,821	$—	$3,548	$—
Long-term marketable securities *	225,639	—	—	—
Forward contracts	—	411	—	724
	$775,460	$411	$3,548	$724
Liabilities
Forward contracts	$—	$(888)	$—	$(2,110)
	$—	$(888)	$—	$(2,110)

*Refer to Note 3 for additional details on marketable securities.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2018	2017
Returns reserve	$70,865	$82,494
Medicaid and indirect rebates	36,638	36,884
Accrued income taxes	20,619	18,591
Employees and payroll accruals	19,123	18,577
Accrued expenses	17,952	14,609
Due to customers	4,330	6,486
Legal and audit fees	2,723	1,644
Suppliers of property, plant and equipment	2,281	687
Settlements and loss contingencies	1,736	—
Royalties	1,707	4,065
Derivative instruments	591	2,110
Other	11,494	7,296
	$190,059	$193,443

b.	Other long-term liabilities:

	March 31,
	2018	2017
Deferred revenue	$1,858	$1,630
Accrued severance pay	1,672	2,360
Other	297	6
	$3,827	$3,996

NOTE 13: — LONG-TERM DEBT

As of March 31, 2018 and March 31, 2017, the Company does not have any long-term debt.

NOTE 14: — LIABILITIES COLLATERALIZED BY PLEDGES

As of March 31, 2018 and March 31, 2017, the Company does not have any liabilities collateralized by pledges of assets.

NOTE 15: — COMMITMENTS AND CONTINGENT LIABILITIES

a.

Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2022. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31, 2018
3/31/2019	$1,778
3/31/2020	697
3/31/2021	255
3/31/2022	70
$2,800

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Total rent expenses were $2,966, $2,335 and $2,442 for the years ended March 31, 2018, 2017 and 2016, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Authority on proceeds from sales of products in which the government participates in the research and development by way of grants.  The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.  The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar.  Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars).  As of March 31, 2018 and 2017, the aggregate contingent liability to the Authority was $12,513 and $12,221, respectively.

Royalty payments to the Authority were $100, $112 and $86 for the years ended March 31, 2018, 2017 and 2016, respectively.

c.	Legal proceedings:

From time to time, we are a party to routine litigation incidental to our business, including patent litigation resulting from our use of the patent challenge procedures set forth in the Hatch Waxman Act, product liability litigations, and employment litigations, none of which, individually or in the aggregate, are expected to have a material effect on our financial position or profitability.  Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability.  The Company records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable.  Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

1.	Legal actions commenced by the Company:

Company’s lawsuit related to tax assessment:

In February 2017, after consulting with its tax advisors, the Company filed an appeal pursuant to Section 153 of the Income Tax Ordinance (New Version), 1961 in the Haifa District Court. The appeal challenged the Israel Tax Authority’s (“ITA”) tax assessment for the period of January 1, 2010 through March 31, 2014 in the amount of $40,782 (before interest, linkage and penalties), and denial of an unutilized capital loss in an amount of $74,551 that had been claimed by the Company.

In March 2018, the Company reached a settlement with the ITA, under which the Company is obligated to pay a reduced tax assessment of $15,000, and the Company was permitted to record the unutilized capital loss, transfer intellectual property from TNA to Taro Israel and Taro Canada and reorganize assets held by our subsidiaries without triggering an Israeli tax event (the “Settlement”). The Settlement settled all tax disputes between the parties for the tax years 2010 through 2014 as well as related tax issues with respect to the tax years 2015 through 2016, which years were not subject to the disputes.

2.	Other Legal Actions:

On May 10, 2018, Taro U.S.A. received a Civil Investigative Demand from the United States Department of Justice pursuant to the False Claims Act seeking information relating to corporate and employee records, generic pharmaceutical products and pricing, communications and/or agreements with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of reviewing and responding to the Civil Investigative Demand.

On September 8, 2016, Taro U.S.A. received a grand jury subpoena from the United States Department of Justice, Antitrust Division, seeking documents relating to corporate and employee records, generic pharmaceutical products and pricing, communications with competitors and others regarding the sale of generic pharmaceutical products, and

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

certain other related matters.  Taro U.S.A. is in the process of responding to the grand jury subpoena.  Certain current and former officers and employees of Taro U.S.A.’s commercial team have also received related subpoenas.

The Company and Taro U.S.A. have been named as defendants in numerous putative class action lawsuits and an additional lawsuit brought by purchasers and payors of several generic pharmaceutical products, including Clobetasol, Clomipramine, Desonide, Econazole, and Fluocinonide.  The lawsuits allege that the Company and/or Taro U.S.A. have conspired with competitors to fix prices, rig bids, or allocate customers as to these products, and also allege an industry-wide conspiracy as to all generic pharmaceutical products.  Each of these cases has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.

The Company and two of its former officers were named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., No. 16-CV-08318, filed October 25, 2016, which is now pending in the United States District Court for the Southern District of New York.  The current version of the complaint, filed on June 19, 2017, asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individual defendants.  It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices.  The Company filed a motion to dismiss on October 11, 2017.  The lead plaintiff (the City of Atlanta Firefighters’ Pension Fund) filed its opposition to the motion to dismiss on December 11, 2017.  The Company filed its reply to this opposition on January 10, 2018.  The motion to dismiss is pending.

d.	Other:

Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states.  For many multiple source drugs with respect to which FDA has rated at least three drugs as therapeutically equivalent, the amount that states may reimburse pharmacies in the aggregate is subject to a Federal upper limit (FUL) ceiling price.  Health care reform legislation enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the FULs so that the FUL is based on no less than 175 percent of the weighted-average of the monthly average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically equivalent multiple source drugs.  Effective October 1, 2010, the legislation also changed the definition of AMP to include sales to the Retail Class of Trade only.  In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid and Medicare Part B programs, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state.  The amount of the rebate is calculated as a percentage of AMP and for innovator drugs the best price of the drug.  Both innovator and non-innovator drugs are now subject to a potential inflation penalty as part of the rebate calculation.

Before implementation of the new FUL methodology on April 1, 2016, CMS used average wholesale price (“AWP”) or Wholesale Acquisition Cost (“WAC”) in the calculation of FULs.  States have also historically used AWP or WAC in setting Medicaid reimbursement rates for drugs.   Effective April 1, 2017, states are now required to use actual acquisition cost as the basis of reimbursement.  Many of the legislative changes noted above stemmed from civil lawsuits being brought by states against pharmaceutical manufacturers in which allegations that the defendants overstated AWPs or WACs, which were used by state agencies to calculate drug reimbursements to healthcare providers.

The Board approved a new collective bargaining agreement dated January 5, 2017, (the “Collective Bargaining Agreement”) that amends and extends the collective bargaining agreement dated as of April 6, 2011, among Taro Israel, the Histadrut Trade Union and Taro Israel’s Employees Committee on behalf of Taro’s Israeli employees.  The Collective Bargaining Agreement has a term of three years and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term.  The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.

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

The options were substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted could not exceed 2,100,000 and none of the options granted included stock appreciation rights.  The options were granted to employees and associates, had a four to five-year graded vesting term and expired 10 years after the date of the grant.  Each option entitled its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments).  The Company issued new shares to employees exercising their stock options.  As of March 31, 2018, 2017, and 2016, no options were outstanding.  No further options in respect of the 1999 plan are available for future grants.  There were no options exercised in the years ended March 31, 2018, 2017 and 2016, respectively.

d.	Net income per share:

	Year ended March 31, 2018			Year ended March 31, 2017			Year ended March 31, 2016
	Net income			Net income			Net income
	attributable to Taro	Shares	Per Share	attributable to Taro	Shares	Per Share	attributable to Taro	Shares	Per Share
	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount	(numerator)	(denominator)	Amount
Basic EPS	$211,150	40,155,087	$5.26	$456,356	41,300,797	$11.05	$540,932	42,832,241	$12.62
Diluted EPS	$211,150	40,155,087	$5.26	$456,356	41,300,797	$11.05	$540,932	42,832,241	$12.62

e.

As of March 31, 2018, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of $112,327 and unrealized gain from available for sale securities of $2,042.  As of March 31, 2017, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of $148,258 and unrealized gain from available for sale securities of $125.

NOTE 17: — INCOME TAXES

a.	Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to income tax at the rate of 24.0%, 25.0% and 26.5% for the years ended March 31, 2018, 2017 and 2016, respectively.

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

Various production and development facilities of the Company have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period. The benefits available to an Approved Enterprise and Benefited Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investments Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise).  If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to pay additional tax to refund the benefits, in an amount linked to the Israeli consumer price index plus interest.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company has three active plans, two Approved Enterprises under the Alternative Benefits Program (Plan 3-4 and Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements.  Under Plan 3-4 (benefit period starting 2003), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of the plan and to a reduced tax rate of between 10% and 25% (depending on the level of foreign investment) for an additional 13 years thereafter.  Under Plan 5 (benefit period starting 2007), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.  We filed a request for an additional five years of reduced tax rates for such plan.  Approval is still pending.  Under Plan 6 (benefit period starting 2010), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises.  In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest.  As of March 31, 2018, Management believes that the Company complied with all of the aforementioned requirements.

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

Dividends paid by a company, the source of which is income derived from the Approved Enterprise accrued during the benefits period, are generally subject to withholding tax at a rate of 15% (which is withheld and paid by the company paying the dividend), and such withholding tax may be reduced by an applicable treaty if such dividends were paid during the benefits period or at any time up to 12 years thereafter.  The 12-year limitation does not apply to a FIC.

For the years ended March 31, 2018 and 2017, income not eligible for Approved and/or Benefited Enterprise benefits is taxed at the regular corporate income tax rate.

d.	The New Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law (“Amendment 68”), upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (an “Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved/Benefited Enterprises during the benefits period.  Under the law, when the election is made, the uniform tax rate for 2014 and onwards will be 9% in areas in Israel designated as Development Zone A (decreased to 7.5% as of January 1, 2017) and 16% elsewhere in Israel.  The decrease of the uniform tax rate to 7.5% will be effective for the Company’s reporting periods starting April 1, 2017.  The profits of these Industrial Companies will be freely distributable as dividends, subject to withholding tax of 20% or lower, under an applicable tax treaty.  Certain “Special Preferred Enterprise” that meet more stringent criteria (significant investment, R&D or employment thresholds), and will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.  In order to be classified as a “Special Preferred Enterprise,” the approval of three governmental authorities in Israel is required.  We did not elect to apply for Amendment 68 in tax year 2017 or 2016.

e.	The New Technological Enterprise Incentives Regime – 2017 Amendment to the Investment Law

Amendment 73 to the Investment Law (“the 2017 Amendment”), which came into effect as of January 1, 2017 is based on the "Nexus Principles", according to the OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentives regime will apply to "Preferred Technological Enterprises" that meet certain conditions, including all of the following:

1.	A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $21,000) per year;

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

2.	A company must also satisfy one of the following conditions:
•	at least 20% of the workforce (or at least 200 employees) are employed in R&D;
•	a venture capital investment of an amount approximately equivalent to at least $2,000 was previously made in the company; or
•	growth in sales or workforce by an average of 25% over the three years preceding the tax year

A "Special Preferred Technological Enterprise" is an enterprise that meets conditions 1 and 2 above, and in addition is a part of a group of companies that have total annual consolidated revenues above NIS 10 billion (approximately $2,800,000).

Preferred Technological Enterprises will be subject to a corporate tax rate of 7.5% for operations in Development Zone A or 12% for operations outside of Development Zone A with respect to the portion of their income derived from certain types of proprietary IP as defined within the Investment Law and which were generally developed in Israel, while Special Preferred Technological Enterprises will be subject to 6% with respect to income related to such IP.  The withholding tax on dividends from these enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company. For other dividend distributions, the withholding tax rate shall be 20% (or a lower rate under a tax treaty, if applicable).

We have evaluated the likely effect of the 2017 Amendment and have currently decided not to file a request to apply the new benefits under the 2017 Amendment.  We may decide in the future to make the above-mentioned election.

f.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in U.S. dollars in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income).  Such an election was binding to the Company for three years.  Accordingly, commencing taxable year 2003, results for tax purposes are measured in U.S. Dollar terms.  After the initial three-year term, the Company must make the election on an annual basis.  Through taxable year 2017, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

g.	Income from continuing and discontinued operations before income taxes is comprised of the following:

	Year ended March 31,
	2018	2017	2016
Domestic (Israel)	$91,485	$123,707	$290,946
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	200,548	436,739	345,638
Income from continuing and discontinued operations before taxes	$292,033	$560,446	$636,584

h.	Taxes on income are comprised of the following:

	Year ended March 31,
	2018	2017	2016
Current taxes	$27,687	$25,396	$66,785
Prior years' (benefits) taxes	(1,830)	(2,444)	2,540
Deferred income taxes	56,097	80,828	25,988
	$81,954	$103,780	$95,313

Domestic (Israel)	$17,373	$26,175	$34,254
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	64,581	77,605	61,059
	$81,954	$103,780	$95,313

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Included within current and deferred income tax expense are benefits relating to research and development tax credits at Taro Canada of $1,091, $955 and $884 for the years ended March 31, 2018, 2017 and 2016, respectively.  Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Fiscal year filers, such as Taro USA, recognize a partial reduction in the U.S. corporate tax rate for their year ending after January 1, 2018 and thereafter recognize the full reduction in the U.S. corporate tax rate.  For the year ending March 31, 2018 Taro USA is subject to a 31.5% federal tax rate and for subsequent years Taro USA is subject to a 21% federal tax rate.  Taro USA re-measured its deferred tax assets and liabilities, based on the 21% rate. The estimated tax cost recorded related to the re-measurement of the deferred tax balance was $38,000.

The Tax Act changed the manner in which companies may utilize losses carried forward.  For losses in tax years ending after December 31, 2017 losses may carry forward an unlimited number of years, however losses may only offset 80% of the federal taxable income in each future year.  Taro USA generated an estimated $22,596 loss during the year ended March 31, 2018 and this estimated loss is subject to the above changes.  The Tax Act created a variety of other taxes and incentives; however, the Company currently believes these other provisions have limited or no impact on Taro USA.  We are still in the process of evaluating the impact on future years.

As a result of the Zalicus acquisition and subsequent amalgamation of Zalicus with Taro Canada, Taro Canada recognized approximately $36,000 of tax loss carryforwards and investment tax credits in the year ended March 31, 2016.

As a result of the Thallion Pharmaceuticals Ltd. acquisition in March 2017 and subsequent amalgamation of Thallion with Taro Canada, Taro Canada recognized approximately $29,500 of tax loss carryforwards and investment tax credits in the year ended March 31, 2018.

Included within current and deferred income tax expense are benefits relating to state tax credits at Taro U.S.A. of $79 for the year ended March 31, 2016.

i.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2018	2017	2016
Statutory tax rate (in Israel)	24.0%	25.0%	26.5%

(Decrease) increase in effective tax rate due to:
Tax benefits from reduced tax rates under benefit programs and other	(7.8%)	(5.2%)	(6.0%)
Utilization of net operating losses	(2.5%)	—	(5.0%)
Different tax rates applicable to non-Israeli subsidiaries	(2.3%)	(1.5%)	(2.5%)
Uncertain tax positions, net	(3.3%)	0.7%	1.5%
Taxes from prior years	5.7%	(0.5%)	0.5%
Change in Federal corporate income tax rate	14.2%	—	—
Effective consolidated tax rate	28.0%	18.5%	15.0%

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

j.	Current taxes are calculated at the following rates:

	Year ended March 31,
	2018	2017	2016
On Israeli operations (not including “Approved Enterprise”)	24.0%	25.0%	26.5%
On U.S. operations *	31.7%	35.2%	35.2%
On Canadian operations *	25.0%	25.0%	25.0%
On U.K. operations *	20.0%	20.0%	20.0%
On Ireland operations *	12.5%	12.5%	12.5%

*

The U.S., Canadian, U.K., and Irish subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence.  The Canadian subsidiary qualifies for research and development tax credits and manufacturing and processing credits, thereby reducing its effective tax rate.

k.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward losses.

	March 31,
	2018	2017
Deferred tax assets:
Operating carryforward loss	$4,745	$18,143
Capital carryforward loss	17,219	—
Deferred revenue	19,245	22,137
Property, plant, and equipment	—	789
Accrued expenses	50,704	86,760
Bad debt allowance	46	112
Amortization and impairment	6,207	4,435
Other, net	6,310	21,419
Total deferred tax assets	104,476	153,795
Valuation allowance for deferred tax assets	(17,219)	(11,407)
Net deferred tax assets	87,257	142,388
Deferred tax liabilities:
Property, plant, and equipment	(2,873)	(2,086)
Other, net	(355)	(316)
Total deferred tax liabilities	(3,228)	(2,402)
Net deferred tax assets	$84,029	$139,986
Domestic	$13,004	$11,152
Foreign	71,025	128,834
	$84,029	$139,986

The deferred income taxes are presented on the consolidated balance sheets as follows:

	March 31,
	2018	2017
Among current assets (“other receivables and prepaid expenses”)	$—	$132,064
Among non-current assets	87,257	10,324
Among short-term liabilities	—	(288)
Among long-term liabilities	(3,228)	(2,114)
	$84,029	$139,986

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company changed its method of deducting certain customer rebates and allowances in the U.S. for the March 31, 2017 annual tax filing.  As a result of this change, the Company converted $49,374 of its deferred tax asset to tax receivable, which is reflected in the March 31, 2017 balances.

l.	Carryforward tax losses:
1.	The Company:

As of March 31, 2018, the Company has $74,864 carryforward capital losses.  Please refer to Note 15.c. and Note 17.p. for additional information relating to Israel’s carryforward capital losses.

2.	Canadian subsidiary:

As of March 31, 2018, this subsidiary has no carryforward losses.

3.	U.K. subsidiary:

As of March 31, 2018, this subsidiary has no carryforward losses and  is in the process of liquidation.

4.	Irish subsidiary:

As of March 31, 2018, this subsidiary has no carryforward losses and was dissolved as of January 2018.

5.	U.S. subsidiary:

As of March 31, 2018, this subsidiary has carryforward losses of $22,596.

6.	Hungarian subsidiary:

As of March 31, 2018, this subsidiary has no carryforward losses and was dissolved as of February 2017.

m.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.
n.

At March 31, 2018, deferred income taxes were not provided for on a cumulative total of $1,347,997 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.  Taro Canada intends to invest these earnings indefinitely in its operations.

o.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.
p.	Tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2014.  In February 2017, after consulting with its tax advisors, the Company filed an appeal pursuant to Section 153 of the Income Tax Ordinance (New Version), 1961 in the Haifa District Court. The appeal challenged the Israel Tax Authority’s (“ITA”) tax assessment for the period of January 1, 2010 through March 31, 2014 in the amount of $40,782 (before interest, linkage and penalties), and denial of an unutilized capital loss in an amount of $74,551 that had been claimed by the Company.

In March 2018, the Company reached a settlement with the ITA, under which the Company is obligated to pay a reduced tax assessment of $15,000, and the Company was permitted to record the unutilized capital loss, transfer intellectual property from TNA to Taro Israel and Taro Canada and reorganize assets held by our subsidiaries without triggering an Israeli tax event (the “Settlement”). The Settlement settled all tax disputes between the parties for the tax years 2010 through 2014 as well as related tax issues with respect to the tax years 2015 through 2016, which years were not subject to the controversy.

Taro U.S.A. completed its tax assessments with the U.S. tax authorities for the years through March 31, 2014.  The Company is currently under examination by the U.S. tax authorities for the year ended March 31, 2015.  The Company may be subject to examination by the U.S. tax authorities for the years ended March 31, 2016 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination related to these years.

Taro Canada completed its tax assessments with the Canadian tax authorities for the years through 2011.  The Company’s tax provision was materially adequate to satisfy these assessments.  The Company is under examination by the Canada tax authorities for the year ended March 31, 2015 and the short period ended October 4, 2015.  Taro Canada remains subject

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

to examination by the Canadian tax authorities for years after October 4, 2015 according to the statute of limitations.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

q.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income Taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.h).

	Year ended March 31,
	2018	2017	2016
Unrecognized tax exposure at beginning of year	$23,457	$22,093	$8,966
Increases as a result of positions taken in prior period	—	750	6
Decreases as a result of positions taken in prior period	(15,506)	(4,794)	4,393
Increases as a result of positions taken in current period	8,859	5,408	8,728
Unrecognized tax exposure at end of year	$16,810	$23,457	$22,093

The total amount of interest and penalties recognized on the consolidated statement of operations for the years ended March 31, 2018, 2017 and 2016, were $0, $1,379, and $759, respectively.  The total amount of interest and penalties recognized on the consolidated balance sheets at March 31, 2018 and 2017 were $0 and $2,674, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $16,810 and $23,457 at March 31, 2018 and 2017, respectively.

NOTE 18: — SELECTED STATEMENTS OF INCOME DATA

	Year ended March 31,
	2018	2017	2016
Sales, net	$661,913	$879,387	$950,751

Selling, marketing, general and administrative expenses:
Selling and marketing	$33,724	$40,813	$43,574
Advertising	9,913	10,468	15,504
General and administrative *	44,559	34,375	33,287
Settlements and loss contingencies	1,884	—	973
	$90,080	$85,656	$93,338
* Including provision for doubtful accounts	$(124)	$218	$(5)

Financial expenses (income):
Interest and exchange differences on long-term liabilities	$304	$131	$473
Income in respect of deposits	(20,238)	(14,599)	(13,077)
Foreign currency transaction gains	32,465	(20,168)	(7,068)
	$12,531	$(34,636)	$(19,672)

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

	Israel	Canada*	U.S.A.	Other	Consolidated
Year ended March 31, 2018 and as of
March 31, 2018:
Sales to unaffiliated customers **	$38,223	$67,226	$549,174	$7,290	$661,913
Long-lived assets ***	$114,145	$56,629	$37,246	$—	$208,020
Year ended March 31, 2017 and as of
March 31, 2017:
Sales to unaffiliated customers **	$29,200	$57,621	$785,319	$7,247	$879,387
Long-lived assets ***	$101,111	$55,154	$36,940	$—	$193,205
Year ended March 31, 2016 and as of
March 31, 2016:
Sales to unaffiliated customers **	$22,963	$56,605	$865,224	$5,959	$950,751
Long-lived assets ***	$92,284	$49,936	$32,771	$—	$174,991

*	Includes operations in both Canada and Cayman Islands.
**	Based on customer’s location.
***	Includes property, plant and equipment, net; goodwill and intangible assets, net.
b.

For the year ended March 31, 2018, the Company had net sales to three different U.S. customers of 15.3%, 11.5%, and 11.4% of consolidated net sales.  For the year ended March 31, 2017, the Company had net sales to three different customers of 19.3%, 14.2%, and 10.3% of consolidated net sales.  For the year ended March 31, 2016, the Company had net sales to three different customers of 20.0%, 14.1% and 14.0% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2018, 2017 and 2016, were as follows:

	Year ended March 31,
Category	2018	2017	2016
Dermatological and topical	65%	64%	66%
Neuropsychiatric	17%	18%	20%
Cardiovascular	6%	6%	8%
Anti-inflammatory	4%	8%	3%
Other	8%	4%	3%
Total	100%	100%	100%

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 20: — DISCONTINUED OPERATIONS

a.

During 2010, the Company’s Management decided to sell its Irish facility, which was sold in July 2017 for $946.  The results of operations of the Irish facility have been classified as discontinued operations in the Consolidated Statements of Operations.  The subsidiary was dissolved as of January 2018.

b.	The following is the detail of discontinued operations:

	Year ended March 31,
	2018	2017	2016
Sales, net	$—	$—	$—
Cost of sales	(103)	(172)	(178)
Gross loss	(103)	(172)	(178)
Operating expenses:
Research and development	(30)	—	(18)
Selling, marketing, general and administrative	(169)	(142)	(141)
Operating loss	(302)	(314)	(337)
Financial (expenses) income, net	113	(67)	65
Other income, net	(146)	29	36
Loss before income taxes	(335)	(352)	(236)
Net loss from discontinued operations	$(335)	$(352)	$(236)

NOTE 21: — RELATED PARTY TRANSACTIONS

In addition to Sun controlling 83.2% of the voting power in the Company as of March 31, 2018, the Company has substantial relationships with Sun.  Certain Taro Board members are also members of various Sun entities board of directors, including Taro’s Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain Taro officers and executives are also executives of Sun.

Arrangements with Sun

Since 2013, in the ordinary course of business, Taro has entered into various commercial transactions, including product distribution and logistics, manufacturing and service agreements, with Sun.  The Company reviews each of these transactions and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties.  Pursuant to Israeli requirements, all material transactions were presented to the Audit Committee, which determined that each such transaction was not considered extraordinary, as defined in the Israeli Companies Law and therefore did not require shareholder approval.  The Audit Committee further determined the approval requirements for the different types of transactions.

In June 2017, Sun and Taro affiliates renewed a services arrangement (the “Services Agreement”) that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America and Israel in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), OTC, Management, Procurement, and certain aspects of Commercial and Customer Service, Finance (Accounts Receivable, Accounts Payable, Government Pricing, Gross-to-Net and Tax Compliance), Regulatory Affairs (state licensing only in U.S.), Supply Chain and Operations (management services only).

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs between the companies, based upon the approved allocation methodologies for each Service Area.  The Services Agreement requires our Audit Committee to review the Service Reports on a semi-annual basis and, the Services Agreement as a whole, on an annual basis to determine its efficacy and whether it is in the Company’s best interests.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Each of the employees providing services under the Services Agreement is required to sign a written acknowledgment of his/her receipt of, and agreement, to be bound by (a) the confidentiality and non-disclosure agreement between Sun and Taro, and (b) guidelines for consideration in the performance of such services, including the identification of potential conflicts of interest.

In April 2017, the Board of Directors approved for Taro to negotiate an agreement with Sun whereby Taro's U.S. branded products team will advertise and promote a combined portfolio of Taro and Sun corticosteroid products.  The agreement between Taro U.S.A., and Sun went into effect on May 1, 2017.  Under this agreement, Sun sells its products to customers and pays Taro a percentage of the net sales for Taro's promotional services.

In May 2018, Taro Canada signed an agreement with Sun’s affiliate Ranbaxy Pharmaceuticals Canada Inc., whereby Taro Canada will act as the exclusive distributor for a portfolio of Sun and Ranbaxy products in Canada. Under this agreement, Sun and Ranbaxy will pay Taro Canada a sales and distribution commission.

NOTE 22: — SUBSEQUENT EVENTS

Subsequent to March 31, 2018, the Company received final approvals from the FDA for two additional ANDAs:
Benzoyl Peroxide; Clindamycin Phosphate Topical Gel 5%; 1% in May 2018 and Clindamycin Phosphate and Benzoyl Peroxide Gel, 1.2%/3.75% in June 2018.

End of consolidated financial statements

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1