Form 20-F
period 2019-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2019-06-20
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Mariano Balaguer

Chief Financial Officer

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

3 Skyline Drive

Hawthorne, NY 10532

Tel: 914-345-9000

Fax: 914-345-6169

Email: Mariano.Balaguer@Taro.com

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.0001 nominal (par) value per share	TARO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

38,538,796 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share outstanding as of March 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☑  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2019 (the “2019 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2019 Annual Report is being filed in respect of the fiscal year ended March 31, 2019, and contains the audited consolidated financial statements for the year then ended.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2019 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D—Risk Factors” and elsewhere in this 2019 Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2019 Annual Report are reported in U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2019 Annual Report may not total correctly due to rounding of numbers.

All references in this 2019 Annual Report to “dollars,” or “$,” are to U.S. dollars, all references in this Annual Report to “NIS” are to New Israeli Shekel, and all references in this Annual Report to “CAD” are to Canadian dollars.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2019 was NIS 3.63 per $1.00.  The published (2) representative exchange rate between the CAD and the dollar for March 31, 2019 was CAD 1.33 CAD per $1.00.  No representation is made that the NIS amounts or CAD amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)As published by The Bank of Israel.

(2)As published by Bloomberg L.P.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the years ended March 31, 2019, 2018 and 2017, and as of March 31, 2019 and March 31, 2018, from our audited consolidated financial statements set forth elsewhere in this 2019 Annual Report, which have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data for the years ended March 31, 2016 and 2015, from our audited consolidated financial statements not included in this Annual Report.  You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2019 Annual Report.

	Year Ended March 31,
	2019	2018	2017	2016	2015
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$669,893	$661,913	$879,387	$950,751	$862,944
Cost of sales	224,169	198,405	207,860	169,743	186,359
Impairment	—	—	276	2,042	—
Gross profit	445,724	463,508	671,251	778,966	676,585
Operating expenses:
Research and development	63,238	70,418	70,644	71,160	65,510
Selling, marketing, general and administrative	89,971	88,196	85,656	92,365	87,644
Settlements and loss contingencies	(3,678)	1,884	—	973	(4,200)
	149,531	160,498	156,300	164,498	148,954
Operating income	296,193	303,010	514,951	614,468	527,631
Financial (income) expenses, net	(58,851)	12,531	(34,636)	(19,672)	(51,311)
Other gain, net	1,810	1,889	11,211	2,680	2,738
Income before income taxes	356,854	292,368	560,798	636,820	581,680
Tax expense	74,732	81,954	103,780	95,313	96,059
Income from continuing operations	282,122	210,414	457,018	541,507	485,621
Net loss from discontinued operations attributable to Taro	—	(335)	(352)	(236)	(787)
Net income	282,122	210,079	456,666	541,271	484,834
Net income (loss) attributable to non-controlling interest	345	(1,071)	310	339	577
Net income attributable to Taro	$281,777	$211,150	$456,356	$540,932	$484,257

Net income from continuing operations attributable to Taro	$281,777	$211,485	$456,708	$541,168	$485,044
Net loss from discontinued operations attributable to Taro	—	(335)	(352)	(236)	(787)
Net income attributable to Taro	$281,777	$211,150	$456,356	$540,932	$484,257

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$7.23	$5.27	$11.06	$12.63	$11.32
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net income per ordinary share attributable to Taro:
Basic and Diluted	$7.23	$5.26	$11.05	$12.62	$11.31
Weighted-average number of ordinary shares used to compute net income per share:
Basic and Diluted	38,990	40,155	41,301	42,832	42,834

	As of March 31,
	2019	2018	2017	2016	2015
	U.S. dollars in thousands
Consolidated Balance Sheet Data:
Working capital	$1,265,899	$1,680,879	$1,789,187	$1,632,133	$1,203,802
Property, plant and equipment, net	$206,242	$193,727	$180,085	$159,459	$153,045
Total assets	$2,135,326	$2,433,210	$2,289,753	$2,188,033	$1,737,745
Short-term debt, including current maturities of long-term debt	$—	$—	$—	$—	$912
Long-term debt, net of current maturities	$—	$—	$—	$—	$4,976
Shareholders’ equity	$1,911,122	$2,210,399	$2,073,806	$1,937,144	$1,417,383

Dividends

We had never paid cash dividends until this year.  On November 5, 2018, the Taro Board of Directors declared a $500,000 special cash dividend on Taro ordinary shares. The special dividend of $12.86 per share was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.  Our dividend policy is set forth below in “Item 8.A – Consolidated Statements and Other Financial Information.”

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

Pharmaceutical pricing, through the current U.S. administration, political, social, and other pressure, has been subjected to increased scrutiny.  Our pricing and profitability may be affected, which may have a material adverse effect on our business, financial condition and results of operation.

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

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our products are limited by statutes and regulations and, with respect to our generic drugs, by the claims approved by the FDA for the brand-name product.  In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage conditions, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements.  Further, as a manufacturer of pharmaceutical products distributed in the United States, we must also continue to comply with cGMP regulations, which include requirements related to production processes, quality control and quality assurance and recordkeeping.  Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions.  The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies.  Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, warning or untitled letters, consent decrees or civil or criminal penalties.  Taro shares common ownership with Ranbaxy Inc. through acquisitions made by Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and its affiliates, “Sun”).  In 2012, Ranbaxy Inc. entered into a Consent Decree of Permanent Injunction with the FDA which decree gives the FDA authority to impose its terms and obligations on any “subsidiary” or “affiliate” of Ranbaxy Inc.  Also, if such deviations occurred, it is unclear if the FDA could extend the existing Consent Decree of Permanent Injunction, applicable to Ranbaxy Inc. to a facility owned or operated by Taro in light of the companies' common ownership by Sun.  Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

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

We face uncertainties due to federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the PPACA.  Despite the failure of Congress’ repeated attempts to repeal PPACA or various combinations of PPACA provisions, the current administration is now supporting nullification of PPACA through litigation.  Actions by the current administration are widely expected to lead to fewer Americans having comprehensive PPACA compliant health insurance, even in the absence of a legislative or judicial repeal.  There is no assurance that any future replacement, modification or repeal of the PPACA will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

Effective January 1, 2010, the PPACA also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a new drug application (“NDA”), including authorized generics.  The PPACA also increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA.  Further, the volume of rebated drugs has been expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, an alternative, higher rebate may be imposed on drugs that are line extensions of previously approved oral dosage form drugs.  CMS’s final regulations also expanded the Medicaid Drug Rebate Program such that manufacturers will be required to pay rebates to the U.S. Territories (Puerto Rico, the U.S. Virgin Islands, Guam, the Northern Mariana Islands and American Samoa), effective April 1, 2020.  These measures have increased or will increase our cost of selling to the Medicaid market.

Furthermore, as a result of legislative changes in the Bipartisan Budget Act of 2015 (“BBA”), effective for the first calendar quarter of 2017, generic drugs are subject to an additional rebate if the AMP for a given quarter exceeds an inflation-adjusted baseline AMP.  This price increase penalty previously applied only to innovator drugs.

The full effects of the PPACA and the BBA on Medicaid payments and on our Medicaid rebates cannot be known at this time, in part because not all of these provisions have been implemented yet, but they may have an adverse impact on our results of operations.  In addition, recently, the current administration has actively supported total repeal of PPACA in litigation challenging its constitutionality, and Congress has enacted legislation that repealed key portions of the PPACA.  There is uncertainty with respect to the impact these changes, if any, may have, and any changes likely will take time to unfold.  Any additional federal healthcare reform measures adopted in the future could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

Both Congress and the current administration have proposed or are currently considering a wide variety of actions intended to reduce drug prices. These actions include basing payment for drugs under Medicare Part B on an index of prices in other countries, allowing Medicare Part D to negotiate lower prices with drug manufacturers, requiring rebates for certain low-income Medicare Part D enrollees, permitting the importation of less expensive versions of drugs from Canada and other countries and other measures.  These proposals, if finalized or enacted, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any products we market.  Our arrangements with third-party payors, prescribers, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval.  Restrictions under applicable federal and state healthcare laws and regulations include the following:

•

the federal healthcare program anti-kickback statute prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to healthcare providers or marketing expenditures.  Still other states require the reporting of certain pricing information, pricing controls, or patient access constraints, including information pertaining to the justification of the price increases greater than a specified threshold, or prohibit prescription drug price gouging.  State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

The U.S. laws and regulations regarding Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex.  Some of the applicable laws may impose liability even in the absence of specific intent to defraud.  The subjective decisions and complex methodologies used in calculating prices that are reportable under these programs are subject to review and challenge, and it is possible that such reviews could result in material changes.  The federal government and a number of state attorneys general and others have filed lawsuits alleging that pharmaceutical companies reported inflated AWP, Medicaid rebate best prices or average sales prices (which are used to set Medicaid Part B payment rates for drugs) leading to excessive payments by Medicare and/or Medicaid for prescription drugs.  Additional actions are possible.  These actions, if successful, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Certain products are manufactured by independent third-parties.  Their compliance with cGMPs and other regulatory requirements is essential to our obtaining and maintaining regulatory approvals and marketing authorization for these products in the countries in which they are sold.  Any failure by any of these third-parties to perform this manufacturing properly or follow cGMPs may have an adverse effect upon our ability to obtain or maintain regulatory approvals or continue marketing our products.

Risks Relating to Our Company and Our Operations

Sun Pharmaceutical Industries Ltd., and its affiliates, currently controls 84.4% of the voting power in our Company.

Our Chairman, Mr. Dilip Shanghvi and members of his immediate family (one of whom is a member of our board of directors) currently control, through their beneficial ownership of 76.5% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharmaceutical Industries Ltd., 84.4% of the voting power in our Company, as of March 31, 2019.  Mr. Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.4% of Sun Pharma as of March 31, 2019.  Sun is able to control the outcome of shareholder votes of the Company requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes.  Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for approximately 80%, 83% and 89% of the Company’s consolidated revenue for the years ended March 31, 2019, 2018 and 2017, respectively.

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

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Fiscal year filers, such as Taro USA, recognize a partial reduction in the U.S. corporate tax rate for their year ending after January 1, 2018, and thereafter recognize the full reduction in the U.S. corporate tax rate.  For the year ended March 31, 2018, Taro USA was subject to a 31.5% federal tax rate, and for subsequent years Taro USA is subject to a 21% federal tax rate.

The Tax Act changed the manner in which companies may utilize losses carried forward.  Losses in tax years ending after December 31, 2017 may be carried forward an unlimited number of years and may not be carried back to earlier years.  Losses in tax years beginning after December 31, 2017 may only offset 80% of the federal taxable income in each future year.  Taro USA generated a $21.7 million loss during the year ended March 31, 2018, of which an estimated $20,105 remains at March 31, 2019.  This loss is subject to the above changes.  The Tax Act created a variety of other taxes and incentives; however, the Company currently believes these other provisions have limited or no impact on Taro USA.  We are still in the process of evaluating the impact on future years.

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

From time to time, we seek to market patented products before the related patents expire.  In order to do so in the United States, we must challenge the patent under the procedures set forth in the Hatch-Waxman Act.  In the United States, in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Act, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) for the marketed product are invalid, unenforceable or not infringed by our product.  To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent.  In addition, when seeking regulatory approval for some of our products, we are required to certify to the FDA and its equivalents in foreign countries, that such products do not infringe upon third-party patent rights, or that those patents are invalid or unenforceable.  Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us.  Any lawsuit in the United States would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder’s receipt of notice of certification.

A third party might challenge any of our patent rights.  If successful, such a challenge could result in a loss of market exclusivity with respect to one or more of our products.

In addition, it is not required that all pharmaceutical patents be listed with the FDA or other regulatory authorities.  For example, patents relating to antibiotics or a manufacturing process might not be listed in the Orange Book.  Any launch of a pharmaceutical product by us that may infringe a patent, whether listed or not, may involve us in litigation.

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  As of March 31, 2019, we did not identify any material weaknesses in internal controls.  Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

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

The market price of our ordinary shares may be volatile, and may, in the future, be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	announcements by us or our competitors of new or enhanced products;
•	market conditions or trends in the pharmaceutical industry;
•	developments or disputes concerning proprietary rights;
•	failure by us to develop new products;
•	introduction of technologies or product enhancements by others that reduce the need for our products;
•	general economic and political conditions;
•	departures of key personnel;
•	changes in the market valuations of our competitors;
•	regulatory considerations; and
•	the other risk factors listed in this section of this 2019 Annual Report.

No citizen or resident of the United States who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation.  This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.  The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).  As of March 31, 2019, no citizen or resident of the United States held an amount of ordinary shares that would represent 10% or more of the voting power of our Company.

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

A substantial portion of our expenses in Israel, primarily labor and occupancy expenses, are incurred in NIS.  As a result, the cost of our operations in Israel, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations between the U.S. dollar and the NIS.  During the year-ended March 31, 2019, the value of the NIS decreased 3.4% relative to the U.S. dollar.  That change had a positive impact on our results of operations. If the NIS were to depreciate relative to the U.S. dollar, it would positively affect our U.S. dollar-measured results of operations.  If the NIS were to appreciate ever further relative to the U.S. dollar, that would negatively affect our U.S. dollar-measured results of operations.

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

Environmental requirements related to our Haifa Bay manufacturing facility.

Our Haifa Bay manufacturing facility is located among a large concentration of industrial and other facilities that release emissions into the air in the Haifa Bay region. The Israeli Ministry of Environmental Protection (the “MoEP”) has declared the reduction of air pollution in Haifa Bay to be a primary goal and has taken a stringent approach in enforcing environmental protection laws for the industrial plants in Haifa Bay.  We may be subject to enforcement action, including penalties, if we do not adhere to those strict rules.

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

A substantial portion of our expenses, primarily labor, raw materials, occupancy, marketing and research and development expenses in Canada, are incurred in CAD.  As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the CAD. During the year-ended March 31, 2019, the value of the CAD decreased 3.1% with respect to the U.S. dollar.  That change had a positive impact on our results of operations.  If the CAD were to depreciate relative to the U.S. dollar, it would positively affect our U.S. dollar-measured results of operations.  If the CAD were to appreciate ever further relative to the U.S. dollar, it would negatively affect our U.S. dollar-measured results of operations.

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

On November 23, 2016, the Company announced that its Board of Directors authorized a new $250 million repurchase of ordinary shares, which was completed on January 11, 2019.  Under the program, the Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $100.28 per share.    During the year ended March 31, 2019, the Company repurchased 888,719 shares through the November 2016 program at an average price of $95.05 per share.

Our registered office is located at 14 Hakitor Street, Haifa Bay 2624761, Israel.  Our telephone number at that address is +972-4-847-5700.  Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532.  Our telephone number at that address is +1-914-345-9000.

Capital Expenditures

During the years ended March 31, 2019, 2018 and 2017, our capital expenditures were $27.0 million, $26.9 million and $35.8 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities, laboratories, and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;
•	expanding and upgrading our research and development laboratories in Israel and Canada; and
•	the upgrade of our information technology and serialization systems, in addition to general improvements to our facilities.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2019 Annual Report.  Also see Item 4.D.—“Property, Plant and Equipment.”

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

Taro Israel

•  Manufactures more than 100 finished dosage form pharmaceutical products for sale in Israel and for export

•  Produces APIs used in the manufacture of finished dosage form pharmaceutical products

•  Markets and distributes both proprietary and generic products in the local Israeli market

•  Performs research and development

•  Dermatology: Rx and OTC semi-solid and liquid products (creams, ointments, lotions, foams and gels)

•  Cardiology and Neurology: Prescription oral dosage products

•  Oral analgesics, Rx and OTC

•  Oral Central Nervous System (CNS) - Rx

•  OTC nasal sprays

•  Allergy (Antihistamine): OTC oral dosage products

Taro Canada

•  Manufactures more than 200 finished dosage form pharmaceutical products for sale in Canada and for export

•  Markets and distributes both proprietary and generic products in the Canadian market

•  Performs research and development

• Dermatology: Rx and OTC semi-solid products (creams, ointments, lotions and gels) and liquids • Allergy (Antihistamine): OTC oral dosage products

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market	• Dermatology: Rx and OTC semi-solid products (creams, ointments, lotions, foams and gels) and liquids
	• Performs regulatory, post marketing and clinical activities	• Cardiology and Neurology: Rx oral dosage products • Other Rx and OTC products

As of March 31, 2019, 21 (excluding tentative approvals) of our ANDAs are being reviewed by the FDA.  During the fiscal year ended March 31, 2019, we filed 6 ANDAs with the FDA.  In addition, there are numerous products for which either development or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

Products

We currently market more than 200 pharmaceutical products in over 25 countries.  The following represents key therapeutic categories and dosage forms.

Therapeutic Categories

The following represents various key therapeutic categories: allergy, analgesic, antibacterial, antibiotic, anticonvulsant, antiemetic, antifungal, anti-inflammatory, anti-cancer, antiplatelet agent, antipyretic, cardiovascular, CNS, corticosteroid, cosmetic, cough and cold, dermatology, diuretic, endocrine, gastrointestinal, laxative, narcotics, neuropathic pain, neuropsychiatric, sedative/hypnotic, and topical anti-neoplastic.

Dosage Forms

The following represents various dosage forms of products: capsule, cream, drops, emulsion, gel/gel kit, granules, injectable, lotion, oil, ointment, paste (including dental), powder/powder for solution, rectal suppository, shampoo, solution/solution for infusion, spray, suspension, syrup, tablets, toothpaste & mouthwash, topical foam, and topical solution.

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

Some of our products are subject to seasonality, such as allergy drugs; however, in the aggregate our products are not materially subject to seasonality.

For the years ended March 31, 2019, 2018 and 2017, no product comprised 10% of our total consolidated sales.

Sales and Marketing

In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force.  In other countries, we sell through agents and other distributors.  Our sales force is supported by our customer service and marketing employees.

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2019		2018		2017
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
United States	$537,111	80%	$549,174	83%	$785,319	89%
Canada	83,970	13%	67,226	10%	57,621	7%
Israel	40,050	6%	38,223	6%	29,200	3%
Other	8,762	1%	7,290	1%	7,247	1%
Total	$669,893	100%	$661,913	100%	$879,387	100%

In the year ended March 31, 2019, revenue in the United States accounted for 80% of total consolidated net sales.  In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  During the year ended March 31, 2019, we sold to approximately 150 customers in the United States.  The following table represents sales to our three largest customers as a percent of consolidated net sales:

	Year ended March 31,
Customer	2019	2018	2017
Customer A	12.1%	15.3%	14.2%
Customer B	11.0%	11.5%	10.3%
Customer C	9.2%	11.4%	19.3%

The following table sets forth the percentage of consolidated net sales by each type of customer in the United States in the year ended March 31, 2019:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	44%
Mass merchandisers, food and retail chains	18%
Managed care organizations	9%
Generic drug distributors	4%
Other	5%

In the year ended March 31, 2019, sales in Canada accounted for 13% of our total consolidated net sales and Taro Canada sold to approximately 45 customers.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in the year ended March 31, 2019:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	9%
Drug chains, independent pharmacies and others	4%

In the year ended March 31, 2019, sales in Israel accounted for 6% of our total consolidated net sales.  The marketing, sales and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in the year ended March 31, 2019:

Percentage of
Customer Type	Consolidated Sales
Institutional	3%
Private	3%
Other international	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner.  As a result, in each of the years ended March 31, 2019, 2018 and 2017, backorders represented less than 5% of our consolidated net sales.

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

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb Company, Celgene Corporation, GlaxoSmithKline Inc., Merck & Co., Inc., Novartis AG, Pfizer Inc., Bausch Health Companies Inc. and Galderma Laboratories, LP., as well as with generic companies such as Teva Pharmaceuticals U.S.A., Mylan Inc., Perrigo Company PLC, Glenmark Generics, Inc., USA and Sandoz Pharmaceuticals (the generics subsidiary of Novartis).  Many of these companies have more resources, market and name recognition and better access to customers than we have.  Therefore, there can be no assurance that we can compete successfully with them.

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

We synthesize the APIs used in some of our key products, including Warfarin sodium tablets, Carbamazepine products, Etodolac tablets, Terbinafine cream, Imiquimod cream, Fluocinonide cream, Naftifine cream, Oxiconazole nitrate cream, Lamotrigine tablets, Clorazepate dipotassium tablets, and Cetirizine oral solution.  We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

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

In the United States, the Federal Food, Drug, and Cosmetic Act (the “FDC Act”) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products.  Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (“NDAs”) or ANDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. In Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner.  Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law.  In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed.  Furthermore, each country requires successful inspections or approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical components, including, but not limited to, raw materials and finished products.  As a result, we have had periodic inspections of our facilities and records.

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

We generally receive approval for generic products by submitting an ANDA to the FDA.  Generally, an ANDA provides for marketing of a drug product that contains the same active ingredient and has the same route of administration, dosage form, and strength as a previously approved drug (also known as the reference listed drug) and has been shown to be bioequivalent to the reference listed drug.  Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product.  Bioavailability is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect.  Bioequivalence compares the bioavailability of one drug product with another and, when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body or on the skin are substantially equivalent to the previously approved brand-name reference listed drug.  ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product is bioequivalent to the brand-name reference listed drug.  Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference listed drug.  In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic product falls within an acceptable range of the therapeutic effects achieved by the brand-name reference listed drug.  Generic drug user fees pursuant to the Generic Drug User Fee Amendments must be paid to FDA upon submission of each ANDA and Drug Master File as well as for any manufacturing facilities.  In addition, an applicant under an approved ANDA is subject to an annual program fee based on the number of ANDAs held.

Products resulting from our proprietary drug program may require us to submit an NDA to the FDA.  An NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls.  The clinical studies required prior to the NDA submission are both costly and time consuming, and often take five to seven years or longer, depending, among other factors, on the nature of the chemical ingredients involved and the indication for which the approval is sought.  The cost of preparing and submitting an NDA is also substantial.  The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to an annual program fee for each prescription drug product pursuant to the Prescription Drug User Fee Act.  The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review.  Once the submission is accepted for filing, the FDA begins an in-depth review.  The FDA has agreed to certain performance goals in the review of NDAs.  A majority of such applications for standard review drug products are reviewed within 10 to 12 months; most applications for priority review drugs are reviewed in 6 to 8 months.  Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.  For biologics, priority review is further limited only for drugs intended to treat a serious or life-threatening disease relative to the currently approved products.  The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

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

Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP.  The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products.  During the review of an NDA or ANDA, the FDA will typically inspect the facility or the facilities at which the drug is manufactured.  The FDA will not approve the product unless compliance with cGMP is satisfactory.  In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval.  Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies.  Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs.  Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs.  If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the United States; (iv) classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies; and (v) pursuing a consent decree or court action that limits company operations and/or imposes monetary fines.

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

As a condition of ANDA or NDA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”), to help ensure that the benefits of the drug outweigh the potential risks.  REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”).  ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries.  The requirement for REMS can materially affect the potential market and profitability of the drug.  Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy.  Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the federal Controlled Substances Act and relevant state laws and regulations in the United States as well as equivalent laws in Canada and Israel.  These regulations include stringent requirements for registration, manufacturing controls, receipt and handling procedures, recordkeeping and reporting and security to ensure accountability and prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production, storage and distribution process.  The DEA inspects manufacturers, distributors, importers, and exporters that are registered with the DEA to review and ensure compliance with the Controlled Substances Act and DEA regulations including security, record keeping and reporting prior to issuing a controlled substance registration.  The specific security requirements vary by the type of business activity and the DEA schedule of the controlled substances handled by the registrant.  Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, storage, import, or export of all controlled substances.  Manufacturers are required to obtain quotas for certain Schedule I and II controlled substances.  Also, manufacturers and distributors must submit periodic reports to the DEA on the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances.  All DEA registrants must report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances.  In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV and V.  For all other drugs in Schedule III, IV and V, importers and exporters must submit an import or export declaration.  Failure to maintain the appropriate registrations or to obtain sufficient quota or approval for imports and exports could have a material adverse effect on our business.  Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition.  The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations.  In certain circumstances, violations could lead to criminal prosecution.

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

Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act (“PDMA”), a part of the FDC Act.  In addition, Title II of the Federal Drug Quality and Security Act of 2013, known as the Drug Supply Chain Security Act (“DSCSA”), has imposed new “track and trace” requirements on the distribution of prescription drug products by manufacturers, distributors, and other entities in the drug supply chain.  These requirements are being phased in over a ten-year period.  The DSCSA requires product identifiers (i.e., serialization) on prescription drug products and will eventually require the establishment of an electronic interoperable prescription product system to identify and trace certain prescription drugs distributed in the United States.  These requirements will result in increased expenses and may create additional administrative encumbrances.  Failing to comply with these requirements could result in penalties or fines.

Several types of state and federal laws have been applied to prohibit or restrict certain marketing practices in the pharmaceutical industry.  These laws include anti-kickback statutes and false claims statutes.  The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering recommending or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs.  The PPACA, enacted in March 2010, amended the intent element of the federal anti-kickback statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it.  This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other.  Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and/or exclusion from participation in federal healthcare programs.  Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

The Federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement material to a false claim.  This includes claims made to programs where the federal government reimburses, such as Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule.  Numerous pharmaceutical companies have been sued under this law for allegedly inflating drug prices they report to pricing services or to the federal government, which in turn were used by the government to set Medicare and Medicaid reimbursement rates or Medicaid rebates.  In addition, certain marketing practices, including off-label promotion, may also violate the Federal False Claims Act.  Additionally, the PPACA amended the federal anti-kickback statute such that a violation of that statute can also serve as a basis for liability under the Federal False Claims Act.  The majority of states also have statutes or regulations similar to the federal anti-kickback law and the Federal False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

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

A manufacturer must also participate in a federal program known as the 340B drug pricing program in order for federal funds to be available to pay for the manufacturer’s drugs under Medicaid and Medicare Part B.  Under this program, the participating manufacturer agrees to charge certain safety net healthcare providers, known as covered entities, no more than an established discounted price for its covered outpatient drugs.  The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid Drug Rebate Program, discussed above.  Civil monetary penalties can be imposed on manufacturers for each instance of overcharging a covered entity.  Beginning in 2019, manufacturers are required to report certain pricing information to the Office of Pharmacy Affairs within the Health Resources & Services Administration.

Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B.  These are generally drugs, such as injectable products, that are administered “incident to” a physician service and are not generally self-administered, as well as certain vaccines and oral dosage form chemotherapy and immunosuppressive therapy drugs and drugs used with durable medical equipment such as infusion pumps.  The pricing information submitted by manufacturers is the basis for reimbursement to physicians and suppliers for drugs covered under Medicare Part B.  As with the Medicaid Drug Rebate Program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2019:

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

Sun beneficially owns 84.4% of the voting power of the Company as of March 31, 2019.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2019:

	Square
Location	Footage	Main Use	Own/Lease
Haifa Bay, Israel	912,000	Pharmaceutical manufacturing, production and research laboratories, administration, warehousing and chemical production (including tank farm and chemical finishing plant)	Long-term Lease/ Own(1)
Brampton, Canada	159,000	Pharmaceutical manufacturing, production and research laboratories, administration, distribution, and warehousing	Own
Brampton, Canada	89,000	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
Cranbury, New Jersey	315,000	Distribution facility	Own
(1)

The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”).  The buildings and the vast majority of the equipment on this land are owned by the Company.

From April 1, 2016 through March 31, 2019, we invested $89.6 million in property, plant and equipment.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.  The Ireland facility was sold in July 2017.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of 912,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060.  In accordance with the regulations of the Israel Land Authority, the Company is entitled to extend the lease agreement ending 2018 for an additional period of 49 years and is in the process of extending the lease agreement.  For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2019 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992.  Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs.  As of March 31, 2019, we owned a total of 159,000 square feet at our main manufacturing facility.  In addition to our owned space, since September 2000, Taro Canada has leased 75,000 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2020.  In December 2013, Taro Canada leased an additional 14,000 square feet of warehouse space near the two other facilities, which lease term continues to December 2021.  The mortgage on this building was repaid in November 2010.

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

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2019, 2018 and 2017, which are included elsewhere in this 2019 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2019		2018		2017
	Sales	% of total	Sales	% of total	Sales	% of total
	(in thousands)	net sales	(in thousands)	net sales	(in thousands)	net sales
United States	$537,111	80%	$549,174	83%	$785,319	89%
Canada	83,970	13%	67,226	10%	57,621	7%
Israel	40,050	6%	38,223	6%	29,200	3%
Other	8,762	1%	7,290	1%	7,247	1%
Total	$669,893	100%	$661,913	100%	$879,387	100%

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  Three customers in the United States accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,
	2019		2018		2017
	Sales	% of total	Sales	% of total	Sales	% of total
Customer	(in millions)	net sales	(in millions)	net sales	(in millions)	net sales
Customer A	$81.4	12.1%	$101.2	15.3%	$125.0	14.2%
Customer B	$74.0	11.0%	$76.2	11.5%	$90.7	10.3%
Customer C	$61.3	9.2%	$75.1	11.4%	$169.3	19.3%

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

For the years ended March 31, 2019, 2018 and 2017, no product comprised 10% of our total consolidated sales.

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

The Company adopted the new accounting standard ASC 606, “Revenue from Contracts with Customers,” and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  The cumulative effect of initially applying the new revenue standard was immaterial.  The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company.  Depending on the terms of our customer arrangements, revenue is generally recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Product returns.  Consistent with industry practice, we generally offer our customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”).  Product returns are identified by their manufacturing lot number.  Because we manufacture in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one-to-six month period.  As a result, although we cannot associate a product return with the actual shipment in which such lot was included, we can reasonably estimate the period (in months) over which the entire lot was shipped and sold.  We use this information to estimate the average time period between lot shipment (and sale) and return for each product, which we refer to as the “return lag.”  The shelf life of most of our products ranges between 18-36 months.  Because returns of expired products are heavily concentrated during the return period, and given our historical data, we are able to reasonably estimate return lags for each of our products.  These return lags are periodically reviewed and updated, as necessary, to reflect our best knowledge of facts and circumstances.  Using sales and return data (including return lags), we determine a rolling average monthly return rate to estimate our return reserves.  We supplement this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, our planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of our return reserve.  We continuously monitor factors that could affect our estimates and revise the reserves as necessary.  Our estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2019, 2018 and 2017:

For the year ended March 31, 2019
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(116,632)	$(1,086,800)	$1,093,669	$(109,763)
Rebates and Other	(133,221)	(377,568)	397,132	(113,657)
Total	$(249,853)	$(1,464,368)	$1,490,801	$(223,420)

Current Liabilities
Returns	$(70,865)	$(38,247)	$45,294	$(63,818)
Other (2)	(40,968)	(64,405)	71,876	(33,497)
Total	$(111,833)	$(102,652)	$117,170	$(97,315)

For the year ended March 31, 2018
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(112,071)	$(1,107,353)	$1,102,792	$(116,632)
Rebates and Other	(193,255)	(432,060)	492,094	(133,221)
Total	$(305,326)	$(1,539,413)	$1,594,886	$(249,853)

Current Liabilities
Returns	$(82,494)	$(49,265)	$60,894	$(70,865)
Other (2)	(43,370)	(60,677)	63,079	(40,968)
Total	$(125,864)	$(109,942)	$123,973	$(111,833)

For the year ended March 31, 2017
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(126,729)	$(1,153,406)	$1,168,064	$(112,071)
Rebates and Other	(164,670)	(522,791)	494,206	(193,255)
Total	$(291,399)	$(1,676,197)	$1,662,270	$(305,326)

Current Liabilities
Returns	$(93,920)	$(41,871)	$53,297	$(82,494)
Other (2)	(60,428)	(79,372)	96,430	(43,370)
Total	$(154,348)	$(121,243)	$149,727	$(125,864)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes indirect rebates and amounts due to customers.

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

For the years ended March 31, 2019, 2018 and 2017, the Company did not record any impairment charges.

We estimate the fair value of goodwill using a two-step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments of goodwill for the years ended March 31, 2019, 2018 and 2017.

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

Recent Accounting Pronouncements that were recently adopted

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740).”  The guidance required that entities recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs.  The guidance was effective for the Company’s current fiscal year beginning April 1, 2018.  As a result of the intellectual property transfer from Taro North America (“TNA”) to Canada (as noted in “Item 8—Financial Information—Legal Proceedings,” Note 13.c and Note 15.p), the Company recognized the income tax benefit of approximately $37 million for deferred tax assets upon adoption of the guidance.  The amendments in this update were applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).”  The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interest in securitization transactions, separately identifiable cash flows and application of predominance principle.  The guidance was effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  The adoption of ASU 2016-15 does not have a material impact on our Statement of Cash Flows.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10).”  The amended guidance focuses on the recognition and measurement of financial assets and liabilities.  The guidance was effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  The adoption of ASU 2016-01 does not have a material impact on our financial position and results of operations.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).”  The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers.  Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016), as a result of the FASB announcing a one year deferral.  Either a full retrospective method or modified retrospective method is permitted.  The Company adopted the guidance for the Company fiscal year beginning April 1, 2018, including interim periods within that year, and used the modified retrospective method.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20).”  The guidance focuses on additional disclosure of reasons for significant gains and losses to changes in the benefit obligation for the period, in addition to removal and clarification of existing disclosures. The guidance will be effective for the Company fiscal year beginning April 1, 2021, on a retrospective basis.  The Company is currently evaluating the potential effect of the adoption of ASU 2018-04 on our financial position and results of operations.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820).”  The guidance focuses on modification of disclosures, which includes the consideration of costs and benefits.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year.  The Company is currently evaluating the potential effect of the adoption of ASU 2018-13 on our financial position and results of operations.

In June 2018, the FASB issued, ASU No. 2018-07, “Compensation—Stock Compensation (Topic 718).”  The guidance focuses on expansion of scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees.  The guidance will be effective for the Company fiscal year beginning April 1, 2019, including interim periods within that year.  The Company is currently evaluating the potential effect of the adoption of ASU 2018-07 on our financial position and results of operations.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).”  The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.”  The updated guidance focuses on codification improvements to Topic 842, as part of the FASB improvement project.  The guidance will be effective for the Company fiscal year beginning April 1, 2019, and interim periods within that year.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

The following table sets forth selected items from our Consolidated Statements of Operations as a percentage of total sales:

	For the year ended March 31,
	2019	2018	2017
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	33.5%	30.0%	23.7%
Impairment	*	*	*
Gross profit	66.5%	70.0%	76.3%
Operating expenses:
Research and development	9.4%	10.6%	8.0%
Selling, marketing, general and administrative	13.4%	13.3%	9.7%
Settlements and loss contingencies	(0.5%)	0.3%	*
Total operating expenses	22.3%	24.2%	17.7%
Operating income	44.2%	45.8%	58.6%
Financial (income) expense, net	(8.8%)	1.9%	(3.9%)
Other gain, net	0.3%	0.3%	1.3%
Income before income taxes	53.3%	44.2%	63.8%
Tax expense	11.2%	12.4%	11.8%
Income from continuing operations	42.1%	31.8%	52.0%
Net loss from discontinued operations attributable to Taro	*	*	*
Net income	42.1%	31.8%	52.0%
Net income (loss) attributable to non-controlling interest	0.1%	(0.2%)	*
Net income attributable to Taro	42.2%	32.0%	52.0%

*	Less than 0.05%

YEAR ENDED March 31, 2019 COMPARED WITH YEAR ENDED March 31, 2018

Sales.  For the year ended March 31, 2019, sales increased $8.0 million, or 1.2%, compared to the same period in 2018.  Sales in the United States during the year ended March 31, 2019 decreased $12.1 million or 2.2%, compared to the same period in 2018.  We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA. There are no products in the year ended March 31, 2019 or 2018 that represent more than 10.0% of consolidated net sales.  The Company actively manages its product portfolio to assess pricing relative to market dynamics.  Sales in Israel and other international markets increased $3.3 million, or 7.2%, primarily due to new launches and increased market share on certain products.  Sales in Canada increased $16.7 million, or 24.9%, compared to the year ended March 31, 2018, due to Taro’s distribution of Sun and Ranbaxy products in Canada in the year ended March 31, 2019, and new launches and increased market share on certain products.  Total Company volumes increased 7.5% as compared to 2018.

Cost of Sales.  Cost of sales, as a percentage of net sales, increased to 33.5% in the year ended March 31, 2019, compared to 30.0% in 2018.  This increase is primarily related to increased sales volumes compared to prior year and the challenging pricing environment affecting net selling price, partially offset by product mix and favorable foreign exchange.

Gross Profit.  The Company’s gross profit was $445.7 million, or 66.5% of net sales, in the year ended March 31, 2019, while gross profit was $463.5 million, or 70.0% of net sales in the same period in 2018.  The decrease in 2019 was primarily the result of higher cost of sales, as noted above.

Research and Development.  Research and development (“R&D”) expenses decreased $7.2 million in the year ended March 31, 2019, compared to the previous year.  This decrease is principally due to our continuous evaluation of our portfolio and adjusting for viable development of products.  As a percentage of net sales, R&D expenses decreased 1.2% to 9.4% in the year ended March 31, 2019, compared to the previous year.

Selling, Marketing, General and Administrative.  In the year ended March 31, 2019, selling, marketing, general and administrative (“SMG&A”) expenses increased $1.8 million.  As a percentage of net sales, SMG&A increased to 13.4% from 13.3%.

Settlements and Loss Contingencies.  Settlements and loss contingencies income was $3.7 million in the year ended March 31, 2019, compared to an expense of $1.9 million in 2018, primarily due to a  settlement on IP litigation in Israel.

Operating Income.  In the year ended March 31, 2019, the Company had operating income of $296.2 million compared to $303.0 million in the same period in 2018, a decrease of $6.8 million.  Operating income, as a percentage of sales, decreased to 44.2% in the year ended March 31, 2019 from 45.8% in the same period in 2018.

Financial (Income) Expense, Net.  Financial (income) expense, net, results principally from interest income and the impact of foreign currency exchange rate fluctuations.  Net financial income was $58.9 million in the year ended March 31, 2019, compared to an expense of $12.5 million for the year ended March 31, 2018.  The change in financial (income) expense, net, is the result of FX income of $25.3 million in 2019, compared to FX expense of $32.5 million in 2018 ─ a favorable impact of $57.8 million, principally the result of the strengthening of the U.S. dollar versus the CAD, in addition to an increase in interest and other financial income from $19.9 million in 2018 to $33.5 million in 2019.

Taxes.  Tax expense in the year ended March 31, 2019 was $74.7 million, compared to $82.0 million in the same period in 2018, a decrease of $7.2 million.  The effective tax rate decreased to 20.9% from 28.0%.  During the third quarter of year ended March 31, 2018, the Company recorded a $38.0 million expense for the impact of the re-measurement of the Company’s estimated net deferred tax asset, as a result of the Tax Cuts and Job Act.  Excluding the impact from the one-time re-measurement, tax expense would have been $44.0 million with an effective tax rate of 15.0%.  The Company recognized $0.9 million of  investment tax credits.

Net Income attributable to Taro.  Net income increased $70.6 million to $281.8 million for the year ended March 31, 2019, compared to $211.2 million in the prior year, by reason of the factors noted above.

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

Financial Expense (Income), Net.  Financial expense (income), net, results principally from interest income and the impact of foreign currency exchange rate fluctuations.  Net financial expense was $12.5 million in the year ended March 31, 2018, compared to income of $34.6 million for the year ended March 31, 2017.  The change in financial expense (income), net, is the result of FX expense of $32.5 million for 2018 compared to FX income of $20.2 million in 2017 ─ an unfavorable impact of $52.6 million, principally the result of the strengthening of the CAD versus the U.S. dollar, slightly offset by an increase in interest and other financial income of $5.5 million to $19.9 million.

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

The following table sets forth the annual rate of (deflation) inflation, the (appreciation) devaluation rate of the NIS and the CAD against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the CAD at the end of the period indicated:

	Rate of (Deflation) Inflation		Rate of (Appreciation) Devaluation Against U.S. Dollar		Rate of Exchange of U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2017	0.92%	1.56%	(3.71%)	2.31%	3.63	1.33
3/31/2018	0.20%	2.31%	(3.31%)	(3.01%)	3.51	1.29
3/31/2019	1.40%	1.88%	3.42%	3.10%	3.63	1.33

(1)	Bank of Israel.
(2)	Bloomberg L.P.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term deposits, and short-term marketable securities, decreased $373.3 million from March 31, 2018 to $1,049.3 million at March 31, 2019.  Total shareholders’ equity decreased from $2,210.4 million at March 31, 2018 to $1,911.1 million at March 31, 2019.

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares, which was completed on August 18, 2016.  Under the program, the Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share.

On November 23, 2016, the Company announced that its Board of Directors authorized a new $250 million repurchase of ordinary shares, which was completed on January 11, 2019.  Under the program, the Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $100.28 per share.  During the year ended March 31, 2019, the Company repurchased 888,719 shares at an average price of $95.05 per share.

On November 5, 2018, the Taro Board of Directors declared a $500 million special cash dividend on Taro ordinary shares. The special dividend was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.

Net cash provided by operating activities for the year ended March 31, 2019 was $323.7 million, compared to $323.7 million, in the year ended March 31, 2018.  For the year ended March 31, 2019, the Company had net cash provided by investing activities of $257.1 million compared to net cash used in investing activities of $241.6 million for the year ended March 31, 2018.  For the year ended March 31, 2019, the Company had net cash used in financing activities of $588.8 million compared to $107.0 million for the year ended March 31, 2018.

The change in our liquidity for the year ended March 31, 2019 resulted from a number of factors, including:

•

Net cash provided by operating activities consists primarily of net income of $282.1 million, in addition to deferred income taxes, net, of $12.3 million, depreciation and amortization of $18.6 million, a decrease in income tax receivable of $73.6 million, an increase in trade payables of $9.9 million and the change in derivative instruments, net of $3.1 million.  This was offset by an increase in trade receivables, net, of $32.1 million, foreign exchange effect of marketable securities and bank deposits of $27.0 million, a decrease in other accounts payable and accrued expenses of $5.7 million, an increase in inventories, net, of $5.5 million, a decrease in income tax payables of $3.7 million, and the effect of exchange differences on intercompany balances of $2.5 million.

•

Net cash provided by investing activities consists principally of proceeds from short term bank deposits, net, of $225.5 million and proceeds from long term deposits and other assets of $70.7 million.  This was offset by the purchase of property, plant, and equipment of $27.0 million.

•	Net cash used in financing activities consists of purchase of treasury stock for $88.8 million in accordance with our repurchase program, and dividends paid for $500.0 million.

Debt

As of March 31, 2019, the Company did not have any debt outstanding.

During the year ended March 31, 2019, we did not incur any indebtedness, including increases in our borrowing capacity under any refinancing.

Liquidity

On March 31, 2019, we had total cash and cash equivalents and short-term marketable securities of $1.0 billion and no indebtedness.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of March 31, 2019 and 2018, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had no available and undrawn credit facilities in place at March 31, 2019.

Capital Expenditures

We invested $27.0 million in capital equipment and facilities in the year ended March 31, 2019 and $26.9 million in the year ended March 31, 2018.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada, expanding our serialization capabilities, and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain research and development, manufacturing, and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2019 Annual Report.)

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

For the years ended March 31, 2019, 2018 and 2017, we spent $63.2 million, $70.4 million and $70.6 million, respectively, on research and development activities.  We estimate that research and development expenses were allocated 70% to generic pharmaceuticals, 20% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry for the year ended March 31, 2019.

Pharmaceutical Products

In the year ended March 31, 2019, we received 10 ANDA approvals.  As of March 31, 2019, we have 7 tentatively approved products developed/manufactured in Canada and Israel.  The following table sets forth the final approvals received in the United States from the FDA from April 1, 2018 through March 31, 2019, and tentative approvals as of March 31, 2019:

FINAL ANDA APPROVALS

Brand Name

Adapalene and Benzoyl Peroxide Gel 0.3%/2.5% (U.S.)

Deferiprone Tablets, 500 mg

Clindamycin Phosphate and Benzoyl Peroxide Gel 1.2% / 3.75%

Clindamycin Phosphate and Benzoyl Peroxide Gel 1% / 5%

Clobazam Tablets 10mg, 20mg

Minoxidil Topical Foam 5%

Tretinoin Topical Cream 0.05%

Tretinoin Topical Cream 0.1%

Dapsone Tablets 25mg, 100mg

Clobetasol Propionate Topical Foam 0.05%

Epiduo Forte® Defferiprox® Onexton® BenzaClin® Onfi® Men's Rogaine® Retin-A® Retin-A® Dapsone tablets Olux®

TENTATIVE ANDA APPROVALS

Ivermectin Topical Lotion 0.5%

Clindamycin Phosphate and Benzoyl Peroxide Gel 1.2%/ 2.5%

Imiquimod Topical Cream 3.75%

Magnesium Sulf.; Potassium Sulf.; Sodium Sulf. Oral Solution 1.6g/3.13g;17.5g/bottle

Dapsone Topical Gel 7.5%

Perampanel Tablets 2mg, 4mg, 6mg, 8mg, 10mg, 12mg

Diclofenac Sodium Topical Solution 2%*

Sklice® Acanya® Zyclara® Suprep Bowel Prep Kit® Aczone X® Fycompa® Pennsaid®

*Indicates tentative approval received during the year ended March 31, 2017.

As of March 31, 2019, 21 of our ANDAs, not including the tentative approvals listed above, were being reviewed by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2019:

	Payments due by period (in millions)
Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$2.10	$1.20	$0.90	$—	$—
Other Long-term liabilities (1)	7.38	2.17	1.85	1.85	1.51
Total	$9.48	$3.37	$2.75	$1.85	$1.51

(1)	Includes deferred revenue, severance commitments, and other.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2019:

Name	Age	Position
Dilip Shanghvi	63	Director and Chairman of the Board
Abhay Gandhi	54	Director and Vice Chairman of the Board
Sudhir Valia	62	Director
Uday Baldota	49	Director and Chief Executive Officer
Linda Benshoshan	53	Director and Chairwoman of the Audit Committee
Elli Streit	78	Director
Dov Pekelman	79	Director and Chairman of the Social Responsibility Committee
James Kedrowski	67	Director
Mariano Balaguer	46	Vice President, Chief Financial Officer and Chief Accounting Officer
Stephen Manzano, Esq.	54	Group Vice President, General Counsel, Secretary & Corporate Compliance
Avi Avramoff, Ph.D.	54	Global Vice President, Research and Development
Itamar Karsenti	47	Vice President, Head of Operations
Michele Visosky	53	Group Vice President, Human Resources
Chantal LeBlanc	56	Vice President, Global Quality
Richard Glaze	53	Vice President, Information Technology
Ori Gutwerg*	45	Vice President, Head of U.S. Generics

*	Joined the Company on April 1, 2019

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

Itamar Karsenti joined our Company in December 2014 and currently serves as Vice President, Head of Operations.  Mr. Karsenti is the operations lead for our Israeli and Canadian manufacturing facilities.  He is responsible for Pharma and API Manufacturing, Supply Chain Management, Engineering and Environmental Health and Safety (EH&S).  Mr. Karsenti also provides leadership and guidance in sales and marketing, human resources, IT and finance.  Prior to joining Taro, Mr. Karsenti worked for Teva Pharmaceutical Industries Ltd. since 2002, where he served as Executive Director, Jerusalem OSD site manager.

Michele Visosky joined our Company in January 2004 in the Human Resources department.  She is currently Group Vice President, Human Resources and heads the department in Canada, Israel and the United States.  Ms. Visosky has over 27 years of human resources experience, the majority of which were spent in management level roles.  Prior to joining Taro, Ms. Visosky worked at Micro Warehouse, Inc. and PricewaterhouseCoopers LLP, holding progressively responsible human resources positions, with the last one as Senior Vice President, Human Resources.

Chantal LeBlanc joined our Company in August 2014 and currently serves as Vice President, Global Quality.  Ms. LeBlanc is responsible for the Quality and cGMP compliance activities at our Canada and Israel manufacturing locations as well as our operations in the United States.  Ms. LeBlanc has 34 years of experience in the biotechnology and pharmaceutical industries.  Prior to joining Taro, Ms. LeBlanc was the Global Quality Director of GSK Vaccines in Belgium from 2007 to 2014.  Prior to GSK, Ms. LeBlanc was a Quality/Compliance expert for 10 years.  Ms. LeBlanc started her career as a Quality site Director for Kempac- Polylab Inc. then Pharmascience Inc. in Montreal for a cumulative of 12 years.  Ms. LeBlanc qualified as a Health Canada field inspector in 2001.

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

Ori Gutwerg joined our Company in April 1, 2019, as Vice President, Head of U.S. Generic Rx. Mr. Gutwerg is responsible for Taro's US Generic Rx business including developing and executing strategies to meet targets, promoting sales growth, and building the pipeline portfolio. Mr. Gutwerg has over 16 years of experience in the pharmaceutical industry.  Prior to joining Taro, he held positions with Xiromed US, Perrigo Pharmaceuticals, and Agis Group. He has managed sales teams, built a commercial operations team, led M&A due diligence activities, and negotiated new business development and joint venture agreements. Mr. Gutwerg has an MBA from Recanati School of Business Administration and a Bachelor of Science in Communications and Economics from The College of Management.

B. COMPENSATION

Our directors are paid NIS 148,575 per year for their service as directors and NIS 5,715 for each board and committee meeting they attend, linked to the Israeli CPI, for their service as directors.  Dilip Shanghvi and Sudhir Valia earned approximately $1.7 million and $1.1 million per year, respectively, for their service in addition to their duties as directors. During the year ended March 31, 2019, Mr. Dov Pekelman received an annual fee of NIS 244,725 due to his role in the establishment of a Social Responsibility Committee.  The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We incurred an aggregate of approximately $7.2 million in compensation expenses paid to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended March 31, 2019.  In addition, approximately $0.3 million was set aside in fiscal 2019 to provide certain executive officers and directors with pension, retirement or similar benefits.  During the year ended March 31, 2019, the Company’s executive officers and directors did not receive any options to purchase Taro’s ordinary shares.

As of March 31, 2019, the Company’s executive officers and directors held no options to purchase ordinary shares.

C. BOARD PRACTICES

We are incorporated in Israel and, therefore, we are subject to the provisions of the Israeli Companies Law, in addition to the relevant provisions of U.S. laws.

Board of Directors

Under the Israeli Companies Law, the Board sets the policy of a company and supervises the general manager (i.e., the chief executive officer) of a company in the performance of his or her role.  The Board has residual powers so that it may exercise any power of the company not granted to any other body either by law or by our Articles of Association.  According to our Articles of Association, as part of its powers, our Board may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it deems fit, including the grant of security interests on all or any part of our property.

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

Under the Israeli Companies Law, nominations for directors may be made by any shareholder holding at least 1% of our outstanding voting power.  However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our company within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).  Any such nomination must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that they have the required skills and availability to carry out their duties and providing details of such skills and affirming that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Israeli Companies Law has been provided.

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

Under the Israeli Companies Law, “relative” is defined as: a spouse, brother or sister, parent, grandparent, or child; a child/brother/sister/parent of a person’s spouse; or the spouse of any of the preceding people.

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

The Israeli Companies Law provides that no person can serve as a statutory external director if the person’s other positions or other business creates, or may create, a conflict of interest with the person’s responsibilities as a statutory external director or may otherwise interfere with the person’s ability to serve as a statutory external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  Until the lapse of two years from termination of office as a statutory external director, a company, its controlling shareholder and any entity controlled by the controlling shareholder, may not grant a former statutory external director, his/her spouse or child any benefits, directly or indirectly, including engaging the former statutory external director, his/her spouse or child to serve as an office holder in the company or in any company controlled by the controlling shareholder of the company and cannot employ or receive professional services from that person for consideration, either directly or indirectly, including through a corporation controlled by such former statutory external director.  The same shall apply to a relative, who is not a former statutory external director’s spouse or child, for a period of one year from termination of office as a statutory external director.

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

Statutory external directors may be removed from office only by the shareholders, based on the same percentage of votes as is required for election or by a court, if the statutory external director ceases to meet the statutory qualifications for his or her appointment or if he or she violates his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting immediately to elect a replacement external director.

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

The Israeli Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole.  Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.  As of the date of this 2019 Annual Report, we have not elected to adopt these corporate governance rules.

Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised exclusively of Board members.  Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees) must include at least one statutory external director. The audit committee and compensation committee must be composed of at least three directors and include all statutory external directors.  Our Board currently has three committees—an Audit Committee, a Compensation Committee and a Social Responsibility Committee.

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

Under the Israeli Companies Law and our Audit Committee charter, our Audit Committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including, in consultation with the company’s internal auditor or the independent auditor, making recommendations to the Board to improve such practices; (ii) determining whether to approve certain related party transactions or transactions in which an office holder has a personal interest; (iii) determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed negligible or not and the approval requirements (including, potentially, the approval of the audit committee) for transactions that are not negligible, including the types of transactions that are not negligible; (iv) where the Board approves the working plan of the internal auditor, examining such working plan before its submission to the Board and proposing amendments thereto; (v) examining the company’s internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company’s special needs and size); (vi) examining the scope of the company’s auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the Board or the general meeting of shareholders); and (vii) determining procedures with respect to the treatment of company employees’ complaints as to the management of the company’s business and the protection to be provided to such employees.  Our Audit Committee also approves our financial statements in its role as a committee of the Board.  Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Israeli Companies Law, unless at the time of approval a majority of the committee’s members are present, a majority of whom consists of unaffiliated directors including at least one statutory external director.

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

The Audit Committee has reviewed and discussed with our management our audited consolidated financial statements as of and for the year ended March 31, 2019.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 1310, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board.  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2019 Annual Report.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an internal auditor proposed by the Audit Committee.  The internal auditor may not be an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital), the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors, or a relative of an office holder or of an interested party, nor may the internal auditor be our external independent auditors or their representatives.  The Audit Committee is required to oversee the activities and to assess the performance of the internal auditor, as well as to review the internal auditor’s work plan.  The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure.  On February 6, 2019, David Kinzelberg became the internal auditor of the Company.  The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting and the internal auditor may participate in all Audit Committee meetings.

Compensation Committee

On February 4, 2013, the Company established a Compensation Committee to comply with the requirements of Amendment No. 20 to the Israeli Companies Law (“Amendment 20”), which was effective as of December 2012.  Currently, our Compensation Committee consists of the following directors: Linda Benshoshan (who serves as chairwoman of the committee), Elli Streit, and Dov Pekelman, each of whom has been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC, and all of our statutory external directors are members of the Compensation Committee.

Amendment 20 also required us to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, and exemption from liability and indemnification.  For a company such as ours that is not a new public company, the Israeli Companies Law (based on Amendment 20) requires that we adopt a new compensation policy, or renew our existing compensation policy, at least once every three years, via the approval of our Compensation Committee, Board and shareholders (including a special majority of our non-controlling, disinterested shareholders).  Under the Israeli Companies Law, the Board may adopt the compensation policy even if it is not approved by the shareholders, provided that following non-approval of such policy by the shareholders, the Compensation Committee and the Board revisit the matter and determine that the adoption of the compensation policy is beneficial to the company. Our initial compensation policy was approved by our Board, upon the recommendations of our Compensation Committee, and was approved by our shareholders on September 12, 2013, and ratified and approved again on March 27, 2014.  In December 2016, following its approval by our Compensation Committee and Board, our renewed compensation policy was approved by a majority of our shareholders, but not by the requisite special majority of the non-controlling, disinterested shareholders.  As permitted under the foregoing provision of the Israeli Companies Law, our Compensation Committee and Board reconsidered the renewed compensation policy, determined that its adoption was beneficial to our Company based on several factors, and adopted it on February 9, 2017. Despite that approval, we committed to reviewing our renewed compensation policy in light of the feedback that we received from our shareholders and shareholder advocacy organizations and brought an amended version for shareholder vote at our 2018 annual shareholder meeting.  Upon recommendation of our Compensation Committee, the Board and requisite special majority of non-controlling, disinterested shareholders approved the compensation policy on December 19, 2018.

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
•

as to severance compensation, the period of service of the executive, the terms of his or her compensation during such service period, our company’s performance during their period of service, the person’s contribution towards our company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving our company.

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

Under Amendment 20, the terms of employment of office holders require the approval of the Compensation Committee and the Board (assuming that they are consistent with the then-effective compensation policy).  The terms of employment of directors and the chief executive officer (or any other office holder whose compensation deviates from the then-effective compensation policy, as described below) must also be approved by shareholders.

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

D. EMPLOYEES

The following table sets forth the number of full-time equivalents as of March 31, 2019*:

	United States	Canada	Israel	Total
Sales and Marketing	119	41	34	194
Administration	73	37	45	155
Research and Development	14	70	128	212
Production and Quality Control	—	393	510	903
Total	206	541	717	1,464

The following table sets forth the number of full-time equivalents as of March 31, 2018*:

	United States	Canada	Israel	Total
Sales and Marketing	173	37	32	242
Administration	74	35	45	154
Research and Development	15	75	129	219
Production and Quality Control	—	377	498	875
Total	262	524	704	1,490

The following table sets forth the number of full-time equivalents as of March 31, 2017*:

	United States	Canada	Israel	Total
Sales and Marketing	134	38	33	205
Administration	64	34	41	139
Research and Development	15	72	139	226
Production and Quality Control	—	350	493	843
Total	213	494	706	1,413

*	In the United States, distribution employees are included in the Sales and Marketing category.

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

The Board approved a new collective bargaining agreement dated January 5, 2017, (the “Collective Bargaining Agreement”) that amends and extends the collective bargaining agreement dated as of April 6, 2011, among Taro Israel, the Histadrut Trade Union and Taro’s Israel’s Employees Committee on behalf of Taro’s Israeli employees.  The Collective Bargaining Agreement has a term of three years and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term.  The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances.  Under Section 14 of the Severance Pay Law (“Section 14”), in the event of termination of the employer-employee relationship, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay.  Since 2011, the Company’s obligations to the employees’ pension plan have been governed by the Collective Bargaining Agreement, including our severance obligations and the provision rates to the various provident funds.  We are complying with these obligations.  We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or Managers’ Insurance.  These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a pension or a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment.  In addition to the severance pay, each employee contributes an amount equal to 5.75% - 7.0% of their salary towards their pension plan.  The Company contributes an additional sum between 6.25% - 7.5% of the employee’s salary.  Beginning in July 2016, the minimum numbers increased according to Israeli law. Since January 2017, employees contribute at least 6% of their salary toward their pension plan, and the Company contributes an additional sum of at least 6.5% of the employee's salary.  Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance.  The payments to the National Insurance Institute are approximately 19.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.0% and we contribute approximately 7.5%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2019.  The percentage of ownership is based on ordinary shares outstanding as of March 31, 2019.  None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Dilip Shanghvi (1)	—	0.0%
Abhay Gandhi	—	0.0%
Sudhir Valia (2)	—	0.0%
Uday Baldota	—	0.0%
Linda Benshoshan	—	0.0%
Elli Streit	—	0.0%
Dov Pekelman	—	0.0%
James Kedrowski	—	0.0%
Mariano Balaguer	—	0.0%
Stephen Manzano, Esq.	—	0.0%
Avi Avramoff, Ph.D.	—	0.0%
Itamar Karsenti	—	0.0%
Michele Visosky	*	*
Chantal LeBlanc	—	0.0%
Richard Glaze	—	0.0%
Ori Gutwerg**	—	0.0%
Total for all directors and officers (16 persons) listed above, as a group	*	*

*	Less than 0.1%
**	Joined the Company on April 1, 2019
(1)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.4% of Sun Pharma.  As of March 31, 2019, Sun Pharma and its affiliates owned 76.5% of Taro’s outstanding ordinary shares.

(2)	Sudhir Valia is also a director of Sun Pharma. As of March 31, 2019, Sun Pharma and its affiliates owned 76.5% of Taro’s outstanding ordinary shares.

The following table sets forth certain information regarding the ownership of our founders’ shares as of March 31, 2019.  The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2019.

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

As of March 31, 2019, the directors and executive officers listed above held no options to purchase our ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2019, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares.  Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares.  The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares.  Percentage ownership is based on 38,538,796 ordinary shares outstanding as of March 31, 2019.

Name	Ordinary Shares Beneficially Owned		Percent of Ordinary Shares Outstanding
Sun	29,497,813	(1)	76.5%

(1)	As reported on the Schedule 13D/A filed by Sun on November 27, 2013.

During the year ended March 31, 2014, the percent of ordinary shares owned by Sun increased from 65.9% to 68.9% due to our repurchase of 1,959,514 ordinary shares in December 2013.  During each of the years ended March 31, 2015 and 2016, there was no significant change in Sun’s ownership of our ordinary shares.  During the year ended March 31, 2017, the percentage of ordinary shares owned by Sun increased to 72.8% due to the repurchase of 2,252,725 shares during the year.  During the year ended March 31, 2018, the percentage of ordinary shares owned by Sun increased to 74.8% due to the repurchase of 1,085,694 shares during the year.  As of March 31, 2019, Sun’s ownership percentage increased an additional 1.7% to 76.5%, due to the repurchase of 888,719 shares during the year.

Founders’ Shares

At the formation of our Company in 1959, two classes of shares were created, founders’ shares and ordinary shares.  One-third of the voting power of all of our voting shares is allocated to the founders’ shares.  Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2019, Sun controlled 84.4% of the voting power in our Company by reason of its (i) beneficial ownership of an aggregate of 76.5%  of our ordinary shares and (ii) ownership of the founders’ shares.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 84.4% of the voting power in our Company as of March 31, 2019, Taro has substantial relationships with Sun.  Certain Taro Board members are also members of various Sun entities’ boards of directors, including our Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain Taro officers and executives are also executives of Sun.

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

Sun and Taro renewed a services arrangement (the “Services Agreement”) effective April 1, 2018, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), OTC, Management, Procurement, certain aspects of Commercial and Customer Service, Finance (Accounts Receivable, Accounts Payable, Government Pricing, Gross-to-Net and Tax Compliance), Regulatory Affairs (Canada only), Supply Chain and Operations (management services only), and Travel Related Services (each a “Service Area”).

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs between companies, based upon the approved allocation methodologies for each Service Area.  The Services Agreement requires our Audit Committee to review the Service Reports on a semi-annual basis and the Services Agreement, as a whole, on an annual basis to determine its efficacy and whether it is in the Company’s best interests.

Each of the employees providing services under the Services Agreement is required to sign a written acknowledgment of his/her receipt of and agreement to be bound by (a) the confidentiality and non-disclosure agreement between Sun and Taro, and (b) guidelines for consideration in the performance of such services, including the identification of potential conflicts of interest.

In April 2017, the Board of Directors approved for Taro to negotiate an agreement with Sun whereby Taro's U.S. branded products team will advertise and promote a combined portfolio of Taro and Sun corticosteroid products.  The agreement between Taro U.S.A. and Sun went into effect on May 1, 2017.  Under this agreement, Sun sold its products to customers and paid Taro a percentage of the net sales for Taro's promotional services.  Taro discontinued the promotion of its U.S. branded products effective March 31, 2019, and terminated the agreement.

In May 2018, Taro Canada signed an agreement with Sun’s affiliate Ranbaxy Pharmaceuticals Canada Inc., under which Taro Canada acts as the exclusive distributor for a portfolio of Sun and Ranbaxy products in Canada. Under this agreement, Taro Canada purchases and controls inventory; additionally, Sun and Ranbaxy pay Taro Canada a sales and distribution fee.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2019 Annual Report, beginning on page F-1.

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

The Company and Taro U.S.A. have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by purchasers and payors of several generic pharmaceutical products, including Clobetasol, Clomipramine, Desonide, Econazole, and Fluocinonide.  The lawsuits allege that the Company and/or Taro U.S.A. have conspired with competitors to fix prices, rig bids, or allocate customers as to these products, and also allege an industry-wide conspiracy as to all generic pharmaceutical products.  Each of these cases has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.  The Court has sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims.

On May 10, 2018, Taro U.S.A. received a Civil Investigative Demand from the United States Department of Justice pursuant to the False Claims Act seeking information relating to corporate and employee records, generic pharmaceutical products and pricing, communications and/or agreements with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of responding to the Civil Investigative Demand.

The Company and two of its former officers are named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., filed October 25, 2016, which is now pending in the United States District Court for the Southern District of New York and asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individual defendants.  It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices.  On September 24, 2018, the Court granted in part and denied in part the Company’s motion to dismiss.

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

In March 2018, the Company reached a settlement with the ITA, under which the Company is obligated to pay a reduced tax assessment of $15.0 million, and the Company was permitted to record the unutilized capital loss, transfer intellectual property from TNA to Taro Israel and Taro Canada and reorganize assets held by our subsidiaries without triggering an Israeli tax event (the “Settlement”). The Settlement finalized all tax disputes between the parties for the tax years 2010 through 2014 as well as related tax issues with respect to the tax years 2015 through 2016, which years were not subject to the disputes.

On May 10, 2019, a complaint was filed by forty-four (44) State Attorneys’ Generals naming Taro U.S.A. and a former employee of its commercial team as defendants with respect to additional pharmaceutical products, including Adapalene, Carbamazepine, Clomipramine, Clotrimazole, Enalapril, Epitol, Etodolac, Fluocinonide, Ketoconazole, Nortriptyline, and Warfarin.  The complaint generally alleges that the Taro U.S.A. has conspired with competitors to fix prices as to these products and also alleges an industry-wide conspiracy.

Dividend Policy

We had never paid cash dividends until this year, and we do not anticipate paying any regular cash dividends in the foreseeable future.  We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

Subsequent to March 31, 2019, the Company received final approvals from the FDA for three additional ANDAs: Minoxidil Topical Aerosol, 5% (For Women), Clobazam Oral Suspension, 2.5 mg/mL and Naftifine Hydrochloride Gel USP, 2% in April 2019.  The Company currently has a total of twenty-seven ANDAs awaiting FDA approval, including eight tentative approvals.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NYSE as of March 22, 2012, under the symbol “TARO.”  The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last five fiscal years as of the end of the reporting period of this 2019 Annual Report:

Year ended	High	Low
3/31/2015	$171.77	$103.80
3/31/2016	$156.98	$129.09
3/31/2017	$150.10	$93.68
3/31/2018	$126.38	$95.91
3/31/2019	$120.59	$78.25

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE, during each fiscal quarter of the most recent two fiscal years, as of the end of the respective reporting period of this 2019 Annual Report, and any subsequent period:

	High	Low
Year end March 31, 2018
First Quarter	$118.28	$103.88
Second Quarter	$116.29	$97.26
Third Quarter	$126.38	$104.50
Fourth Quarter	$107.26	$95.91

Year end March 31, 2019
First Quarter	$120.59	$97.62
Second Quarter	$116.09	$97.82
Third Quarter	$107.92	$78.25
Fourth Quarter	$108.09	$85.97

The following table sets forth the high and low closing sale prices of our ordinary shares as quoted on the NYSE during the last six months:

	High	Low
December 2018	$106.01	$78.25
January 2019	$95.14	$85.97
February 2019	$105.15	$93.28
March 2019	$108.09	$102.77
April 2019	$102.83	$108.88
May 2019	$92.46	$107.44

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

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this 2019 Annual Report) owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

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

Compensation of Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors or the chief executive officer require the approval of the compensation committee, the board of directors and the shareholders, in that order, except where the regulations adopted under the Israeli Companies Law provide for certain easements from those requirements.  Arrangements as to compensation of a public company’s office holders who are not directors or the chief executive officer generally (assuming that the arrangement conforms to the then-effective compensation policy) require the approval of the compensation committee and the board of directors in that order as detailed above in Item 6.C.─“Board Practices─Committees─Compensation Committee.”

Disclosure of Personal Interest of an Office Holder

The Company’s Articles of Association provide that a director must disclose his or her interest in a contract or arrangement at the meeting of the Board of Directors at which such contract or arrangement is first taken into consideration.  The Israeli Companies Law requires that an office holder (including a director) or a controlling shareholder who is aware that he or she has a personal interest in connection with any existing or proposed transaction by the company, promptly disclose to the company the nature of any conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) that he or she may have, including all related material information or documents known to him or her.  “Personal interest,” as defined by the Israeli Companies Law, includes an interest of any person in an act or transaction of the company, including interest of his or her relative or of a corporate body in which such person or his or her relative is either a holder of 5% or more of the corporate body shares or voting power, is a director or the chief executive officer, or is entitled to appoint at least one director or the chief executive officer and including the personal interest of a person voting by a proxy granted to him or her by another person, even if the person so granting the proxy does not have a personal interest in the transaction.  In addition, the vote of a person who was granted a proxy from a shareholder who has a personal interest shall be deemed the vote of a shareholder having a personal interest, even if the proxy holder has discretion on how to vote.  An interest stemming merely from ownership of shares in the company is not deemed a personal interest.  In the case of a non-extraordinary transaction, the office holder’s duty to disclose does not apply to a personal interest of the office holder’s relative.

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

The shareholder approval must, in each case be by a majority of the votes cast at the meeting, whether in person or by proxy, provided that:

•

the majority includes at least the majority of the total votes of the shareholders who lack a conflict of interest (referred to as a personal interest under the Israeli Companies Law) in approval of the transaction or compensation (as applicable), or anyone voting on their behalf present at the meeting in person or by proxy; or

•	the total number of votes of the disinterested shareholders that are voted against the transaction does not exceed two percent (2%) of the voting rights in the company.

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

Shareholder Meetings

Under our Articles of Association and the Israeli Companies Law, an annual general meeting of the shareholders must be held at least once in every calendar year, but not more than 15 months after the last preceding meeting.  All general meetings must be held in Israel.  The Board of Directors may call an extraordinary general meeting of the shareholders at any time.  The Board shall convene an extraordinary general meeting of the shareholders, at the request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii)  one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power, provided that the request complies with the requirements provided by the Articles of Association, including but not limited to statement of the object of the meeting.  Any shareholder may appoint by power of attorney a person to act as his or her representative at a meeting.  The original instrument appointing a representative or a notarized copy must be deposited at the principal office of the Company at least 48 hours before the meeting.

The Israeli Companies Law requires that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s chief executive officer to serve as the chairman of its board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

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

Under the Israeli Companies Law, shareholders of a public company are not permitted to take action by way of written consent in lieu of a meeting.

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

Furthermore, a duty to act in fairness towards the company applies to any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the Articles of Association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power in regard to the company.  The Israeli Companies Law does not describe the substance of this duty to act in fairness.

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

Mergers and Acquisitions under Israeli Law

The Israeli Companies Law and the regulations promulgated thereunder include provisions that allow a merger transaction, in general, and require that each company that is a party to a merger has the transaction approved by its board of directors and a majority of the voting power of its shares at a shareholders’ meeting called on at least 35 days’ prior notice.  Under the Articles of Association, the required shareholder vote for approval of a merger is a supermajority of at least 75% of the shares voting in person or by proxy on the matter.  A court may determine that a company duly approved a merger, in certain cases, upon the request of shareholders holding 25% or more of the voting power in the company.  A court may not approve a merger unless it is convinced that the merger offer is fair and reasonable, in light of the valuation of the merging companies and the consideration which has been offered to the shareholders.  Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least 30 days have passed from the time that the shareholders of each company have approved the merger and 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies.

In general, the Israeli Companies Law also provides that an acquisition of shares of a public company is required to be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company if there is no existing holder of 25% or more of the voting rights in the company.  If there is no existing holder of more than 45% of the voting rights in the company, in general, the Israeli Companies Law provides that an acquisition of shares of a public company is required to be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company.

These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval (confirming that the purchaser would become a holder of 25% or greater than 45%, of the voting power in the company), (2) was from a holder of 25% or more, of the voting power in the company which resulted in the acquirer becoming a holder of 25% or more of the voting power in the company, or (3) was from a holder of greater than 45% of the voting power in the company which resulted in the acquirer becoming a holder of greater than 45% of the voting power in the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of any acquisition of shares, the acquirer will hold more than 90% of the company’s issued and outstanding share capital or of a class of shares, or more than 90% of the voting power of the company, the acquisition must be made through a tender offer to acquire all of the shares or all of the shares of such class.  If the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company or of a class of shares (or voting power thereof), and a majority of the shareholders offered such tender who do not have a personal interest in receipt of such tender accepted such tender (which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares or voting rights), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  If the dissenting shareholders hold 5% or more of the issued and outstanding share capital (or voting power) of the company or of a class of shares, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of a class of shares.  Shareholders may petition the court to alter the consideration for the acquisition to reflect a fair value.  Such petition may be submitted within six months from the date the tender offer has been accepted.  However, the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek such a court appraisal.

Israeli tax law may treat stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does United States tax law.  For example, unless the stock-for-stock transaction is considered a tax-deferred merger which relates to a transfer of at least 80% of the shares in the transferred company, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation (which is listed for trading on a stock exchange) to taxation on half of the shareholder’s shares two years following the exchange and on the balance four years thereafter even if the shareholder has not yet sold the new shares.

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

Under the Israeli Companies Law, indemnification in advance in respect to monetary liabilities to third parties are limited to those events which, in the opinion of the board of directors, are to be expected in light of the company’s actual activities when the indemnification is granted and to a sum or a standard which the board of directors determines is reasonable in the circumstances.

Exemption of Office Holders

The Israeli Companies Law provides that a company may exempt an office holder in advance from liability for damages related to a breach of his duty of care to the company, but only if a provision authorizing such exemption is included in its articles of association.  Our Articles of Association include such a provision.  The company may not exempt in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

•	a breach by the office holder of his or her duty of care which was committed intentionally or recklessly, except when it was committed solely by negligence;
•	any act or omission committed with the intent to derive an illegal personal benefit; or
•	any civil fine, monetary sanction or forfeiture imposed against the office holder.

In addition, under the Israeli Companies Law, exemption, indemnification, and procurement of insurance coverage (except where the regulations provide for certain leniencies from such requirements with respect to insurance) for office holders must be approved by the compensation committee and board of directors of a company and, if the beneficiary is a director or the chief executive officer (or a controlling shareholder and his or her relative), by the shareholders, in that order.

Following approval by the Audit Committee and Board of Directors and, in the case of directors, approval by our shareholders, we entered into exemption and indemnification agreements with our directors and certain officers.

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2019 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income.  As of calendar year 2019, the corporate tax rate is 23.0% (in 2018, 2017 and 2016 the corporate tax rate was 23.0%, 24.0%, and 25.0%, respectively). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technological Enterprise, as discussed below, may be considerably less. In general, Israeli companies are subject to regular corporate tax rate for their capital gain.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for productive activity, as under the regimes stipulated in the Investment Law. Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise, or a Preferred Technological Enterprise is required to comply with the requirements of the Investment Law.  Various production and development facilities of our companies in Israel have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

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

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (and subject to certain conditions stipulated under law).  In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set forth in the amendment for tax benefits and that exceeds a minimum investment amount specified in the Investment Law.  Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”).  Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates.

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

A "Special Preferred Technological Enterprise" is an enterprise that meets the "Preferred Technological Enterprises" conditions, and in addition is a part of a group of companies that have total annual consolidated revenues of at least NIS 10 billion (approximately $2.8 billion).

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is, generally, a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale (under certain circumstances, linkage to a foreign currency may be used to determine the inflationary surplus).  The real gain is the excess of the total capital gain over the inflationary surplus.  Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 23.0% as of calendar year 2019 (in 2018, 2017 and 2016, the corporate tax rate was 23.0%, 24.0%, and 25.0%, respectively), if generated by a company, or at the rate of 25.0% (or 30.0% for Substantial Shareholder), if generated by an individual from the sale of an asset purchased on or after January 1, 2012.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018).

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

Excess Tax.  Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016.  As of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000 in 2017 and NIS 641,880 in 2018 (the amount is linked to the annual change in the Israeli consumer price index). Such excess tax is imposed on almost any type of income, including, but not limited to, dividends, interest and capital gain.

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

F. DIVIDENDS AND PAYING AGENTS

On November 5, 2018, the Taro Board of Directors declared a $500 million special cash dividend on Taro ordinary shares. The special dividend was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices and on our website at www.taro.com.  The information contained on our website does not constitute part of this 2019 Annual Report.

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

In 2019, 80% of our revenue was generated in U.S. dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the U.S. dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into U.S. dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2019.

Intercompany Foreign Exchange Transactions

Our most significant foreign exchange rate risk relates to our Canadian subsidiary’s transactions with Taro U.S.A. that are denominated and settled in U.S. dollars.  These transactions increase the volatility of our earnings since our Canadian subsidiary records gains or losses on foreign exchange transactions under U.S. GAAP as its functional currency is the CAD.  During the year ended March 31, 2019, Taro Canada recorded a gain of $27.3 million compared to a loss of $33.2 million in 2018, reflecting the favorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents, short-term bank deposits and intercompany balances in Canada.  During the year ended March 31, 2019, Taro Israel recorded a loss of $2.0 million compared to a gain of $0.7 million in 2018.

In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates.

At March 31, 2019, the forward contracts to purchase the NIS are for a total amount of $63,750, at a weighted-average forward rate of 3.48 NIS per U.S. dollar, which are settled in 17 monthly settlements of $4,250 for eleven (11) months, $3,000 for five (5) months, and $2,000 for one (1) month.  The Company recorded a net (loss) gain of ($2,530), $97 and $618 for the years ended March 31, 2019, 2018, and 2017, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $69,476, at a weighted-average forward rate of CAD 1.28 per U.S. dollar, which are settled in 17 monthly installments of approximately $4,972 for seven (7) months, $3,767 for four (4) months, $2,469 for three (3) months, and $4,066 for three (3) months. The Company recorded a net gain (loss) of $2,545, $2,068 and ($3,236), for the years ended March 31, 2019, 2018, and 2017, respectively, for the contracts to purchase the CAD.

At March 31, 2019, the Company had derivative instruments designated as hedging instruments.  Refer to Note 10 for additional details on hedging instruments.  There is no collateral for these hedges.

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

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this 2019 Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Taro’s Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2019.  In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment, Management has concluded that, as of March 31, 2019, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2019, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel, as stated in their report, which is included on pages F-2 and F-3 of this 2019 Annual Report.

d.	Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the period covered by this 2019 Annual Report that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

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

We have adopted a code of conduct applicable to our directors and all employees (“Code of  Conduct”).  We have also adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and other senior officers (“Code of Ethics”).  A copy of the Code of Conduct or the Code of Ethics may be obtained, without charge, upon a written request addressed to: Corporate Affairs Department, Taro Pharmaceutical Industries Ltd., c/o Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532.  The Code of Conduct and the Code of ethics are also available on the Company’s website at www.taro.com.  Any waivers of the Code of Conduct or the Code of Ethics will be disclosed through the filing of a Report on Form 6-K.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft – BDO Member Firm, for the years ended March 31, 2019 and 2018, respectively.

	Year ended	Year ended
	March 31, 2019	March 31, 2018
	(in millions)
Audit fees	$0.69	$0.71
Tax fees	0.03	0.06
Other fees	0.04	0.10
Total	$0.76	$0.87

The audit fees for the years ended March 31, 2019 and 2018, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the Audit Committee.

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

On November 23, 2016, the Company announced that its Board of Directors approved a new $250 million repurchase of ordinary shares, which was completed on January 11, 2019.  Under the program, the Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $100.28 per share.  The table below presents a summary of the ordinary shares repurchased by the Company under the new authorization and classified as treasury stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program
November 25, 2016 - November 30, 2016	68,641	$105.21	68,641
December 1, 2016 - December 31, 2016	242,821	$104.87	311,462
January 1, 2017 - January 31, 2017	156,353	$103.33	467,815
February 1, 2017 - February 28, 2017	51,150	$106.02	518,965
March 1, 2017 - March 31, 2017	—	$—	518,965
April 1, 2017 - April 30, 2017	—	$—	518,965
May 1, 2017 - May 31, 2017	34,193	$105.58	553,158
June 1, 2017 - June 30, 2017	45,814	$106.44	598,972
July 1, 2017 - July 31, 2017	—	$—	598,972
August 1, 2017 - August 31, 2017	213,392	$101.72	812,364
September 1, 2017 - September 30, 2017	96,740	$105.56	909,104
October 1, 2017 - October 31, 2017	20,525	$108.12	929,629
November 1, 2017 - November 30, 2017	17,623	$108.88	947,252
December 1, 2017 - December 31, 2017	105,343	$105.78	1,052,595
January 1, 2018 - January 31, 2018	137,670	$104.39	1,190,265
February 1, 2018 - February 28, 2018	201,854	$99.45	1,392,119
March 1, 2018 - March 31, 2018	212,540	$99.60	1,604,659
April 1, 2018 - April 30, 2018	165,505	$99.45	1,770,164
May 1, 2018 - May 31, 2018	36,820	$104.34	1,806,984
June 1, 2018 - June 30, 2018	—	$—	1,806,984
July 1, 2018 - July 31, 2018	—	$—	1,806,984
August 1, 2018 - August 31, 2018	26,646	$106.64	1,833,630
September 1, 2018 - September 30, 2018	57,447	$100.14	1,891,077
October 1, 2018 - October 31, 2018	162,949	$97.40	2,054,026
November 1, 2018 - November 30, 2018	83,726	$100.83	2,137,752
December 1, 2018 - December 31, 2018	221,190	$86.21	2,358,942
January 1, 2019 - January 31, 2019	134,436	$90.73	2,493,378
Total	2,493,378	$100.28

During the year ended March 31, 2019, the Company repurchased 888,719 shares through the November 2016 program at an average price of $95.05 per share.

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

The financial statements required by this item are found at the end of this 2019 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2019 Annual Report are listed on the index of exhibits below.

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

*filed herewith

(P) Paper exhibits

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2019 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Mariano Balaguer
Mariano Balaguer
Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: June 20, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (the “Company”) and subsidiaries as of March 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at March 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated June 18, 2019 expressed an unqualified opinion thereon.

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

June 18, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on Internal Control over Financial Reporting

We have audited Taro Pharmaceutical Industries Ltd. (the “Company’s”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes and our report dated June 18, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Control and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

Tel Aviv, Israel

June 18, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$567,451	$576,611
Short-term and current maturities of long-term bank deposits	—	296,188
Marketable securities	481,883	549,821
Accounts receivable and other:
Trade, net	237,945	206,455
Other receivables and prepaid expenses	47,362	122,965
Inventories	148,079	144,595
TOTAL CURRENT ASSETS	1,482,720	1,896,635
LONG-TERM MARKETABLE SECURITIES	304,322	225,639
PROPERTY, PLANT AND EQUIPMENT, NET	206,242	193,727
DEFERRED INCOME TAXES	110,974	87,257
OTHER ASSETS	31,068	29,952
TOTAL ASSETS	$2,135,326	$2,433,210

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2019	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable:
Trade payables	$35,060	$25,697
Other current liabilities	181,761	190,059
TOTAL CURRENT LIABILITIES	216,821	215,756
LONG-TERM LIABILITIES:
Deferred income taxes	2,985	3,228
Other long-term liabilities	4,398	3,827
TOTAL LONG-TERM LIABILITIES	7,383	7,055
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	224,204	222,811
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2019 and March 31, 2018: 200,000,000 shares;
Issued at March 31, 2019 and March 31, 2018: 45,116,262 shares
Outstanding at March 31, 2019 and March 31, 2018:
38,538,796 and 39,427,515 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2019 and March 31, 2018:
2,600 shares	1	1
Additional paid-in capital	262,445	262,445
Accumulated other comprehensive income, net of taxes	(144,108)	(110,285)
Treasury stock at March 31, 2019 and March 31, 2018: 6,577,466 and 5,688,747 shares, respectively	(694,510)	(610,009)
Accumulated earnings	2,481,029	2,662,327
Taro shareholders' equity	1,905,536	2,205,158
Non-controlling interest	5,586	5,241
TOTAL SHAREHOLDERS’ EQUITY	1,911,122	2,210,399
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,135,326	$2,433,210

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2019	2018	2017
Sales, net	$669,893	$661,913	$879,387
Cost of sales	224,169	198,405	207,860
Impairment	—	—	276
Gross profit	445,724	463,508	671,251
Operating expenses:
Research and development	63,238	70,418	70,644
Selling, marketing, general and administrative	89,971	88,196	85,656
Settlements and loss contingencies	(3,678)	1,884	—
	149,531	160,498	156,300
Operating income	296,193	303,010	514,951
Financial (income) expense, net	(58,851)	12,531	(34,636)
Other gain, net	1,810	1,889	11,211
Income before income taxes	356,854	292,368	560,798
Tax expense	74,732	81,954	103,780
Income from continuing operations	282,122	210,414	457,018
Net loss from discontinued operations attributable to Taro	—	(335)	(352)
Net income	282,122	210,079	456,666
Net income (loss) attributable to non-controlling interest	345	(1,071)	310
Net income attributable to Taro	$281,777	$211,150	$456,356

Net income from continuing operations attributable to Taro	$281,777	$211,485	$456,708
Net loss from discontinued operations attributable to Taro	—	(335)	(352)
Net income attributable to Taro	$281,777	$211,150	$456,356

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$7.23	$5.27	$11.06
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$(0.01)	$(0.01)
Net income per ordinary share attributable to Taro:
Basic and Diluted	$7.23	$5.26	$11.05
Weighted-average number of ordinary shares used to compute net income per share:
Basic and Diluted	38,990	40,155	41,301

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Years ended March 31,
	2019	2018	2017
Net income attributable to Taro	$281,777	$211,150	$456,356
Other comprehensive loss
Foreign currency translation adjustments	(45,742)	35,931	(25,038)
Change in unrealized gain (loss) from marketable securities	11,919	1,917	(69)
Total other comprehensive (loss) income attributable to Taro	(33,823)	37,848	(25,107)

Total comprehensive income attributable to Taro	$247,954	$248,998	$431,249

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
				Accumulated
			Additional	Other			Total Taro	Non-	Total
	Number of	Share	Paid-in	Comprehensive	Treasury	Retained	Shareholders'	controlling	Shareholders’
	Shares	Capital	Capital	Income (Loss)	Shares	Earnings	Equity	Interest	Equity
Balance at March 31, 2016	42,766	$680	$262,445	$(123,026)	$(203,778)	$1,994,821	$1,931,142	$6,002	$1,937,144
Repurchase of treasury stock	(2,253)	—	—	—	(294,897)	—	(294,897)	—	(294,897)
Comprehensive loss, net of tax	—	—	—	(25,107)	—	—	(25,107)	—	(25,107)
Net income	—	—	—	—	—	456,356	456,356	310	456,666
Balance at March 31, 2017	40,513	$680	$262,445	$(148,133)	$(498,675)	$2,451,177	$2,067,494	$6,312	$2,073,806
Repurchase of treasury stock	(1,085)	—	—	—	(111,334)	—	(111,334)	—	(111,334)
Comprehensive income, net of tax	—	—	—	37,848	—	—	37,848	—	37,848
Net income	—	—	—	—	—	211,150	211,150	(1,071)	210,079
Balance at March 31, 2018	39,428	$680	$262,445	$(110,285)	$(610,009)	$2,662,327	$2,205,158	$5,241	$2,210,399
Repurchase of treasury stock	(889)	—	—	—	(84,501)	—	(84,501)	—	(84,501)
Comprehensive loss, net of tax	—	—	—	(33,823)	—	—	(33,823)	—	(33,823)
Dividend paid	—	—	—	—	—	(500,000)	(500,000)	—	(500,000)
Cumulative-effect adjustment for income taxes resulting from intra-entity transfers	—	—	—	—	—	36,925	36,925	—	36,925
Net income	—	—	—	—	—	281,777	281,777	345	282,122
Balance at March 31, 2019	38,539	$680	$262,445	$(144,108)	$(694,510)	$2,481,029	$1,905,536	$5,586	$1,911,122

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2019	2018	2017
Cash flows from operating activities:
Net income	$282,122	$210,079	$456,666
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,597	16,496	14,829
Impairment of long-lived assets	—	—	276
Realized loss (gain) on sale of long-lived assets and marketable securities	27	275	(8,389)
Change in derivative instruments, net	3,115	(893)	1,434
Effect of exchange differences on intercompany balances	(2,517)	9,467	(6,017)
Foreign exchange effect of marketable securities and bank deposits	(27,016)	25,503	(15,157)
Deferred income taxes, net	12,262	56,007	73,706
(Increase) decrease in trade receivables, net	(32,088)	(2,297)	34,413
Decrease (increase) in other receivables, prepaid expenses and other	675	2,020	(4,829)
Increase in inventories, net	(5,515)	(1,978)	(3,770)
Decrease (increase) in income tax receivables	73,581	10,624	(70,390)
Increase (decrease) in trade payables	9,881	9,049	(2,290)
Decrease in other accounts payable and accrued expenses	(5,683)	(12,012)	(28,104)
(Decrease) increase in income tax payables	(3,669)	2,027	(4,843)
Income from marketable securities, net	(63)	(678)	—
Net cash provided by operating activities	323,709	323,689	437,535

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2019	2018	2017
Cash flows from investing activities:
Purchase of property, plant and equipment	(26,992)	(26,886)	(35,755)
Investment in other intangible assets	(3,666)	(2,650)	(68)
Proceeds from short-term bank deposits, net	225,503	161,032	196,170
Proceeds from (investment in) long-term deposits and other assets	70,685	396,281	(286,607)
Investment in marketable securities	(1,165,685)	(1,140,853)	(376)
Proceeds from marketable securities	1,157,317	370,363	350
(Investment in) proceeds from sale of long-lived assets	(26)	1,075	8,508
Net cash provided by (used in) investing activities	257,136	(241,638)	(117,778)

Cash flows from financing activities:
Repurchase of treasury stock	(88,849)	(106,986)	(294,897)
Dividends paid	(500,000)	—	—
Net cash used in financing activities	(588,849)	(106,986)	(294,897)
Effect of exchange rate changes on cash and cash equivalents	(1,156)	1,147	(1,218)
(Decrease) increase in cash and cash equivalents	(9,160)	(23,788)	23,642
Cash and cash equivalents at the beginning of the period	576,611	600,399	576,757
Cash and cash equivalents at the end of the period	$567,451	$576,611	$600,399

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Income taxes	$71,096	$55,051	$99,720
Cash received during the year for:
Income taxes	$69,436	$36,668	$1,938
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$4,740	$2,281	$692
Non-cash financing transactions:
Purchase of treasury stock	$—	$4,348	$—
Purchase of marketable securities	$2,003	$3,491	$—

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

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc. (“Taro Canada”), Taro Pharmaceuticals North America, Inc. (“TNA”) and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”).  Taro International Ltd. in Israel is engaged in the pharmaceutical activities of the Group outside North America.

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

Sun Pharmaceutical Industries Ltd. (“Sun”), the Company’s majority shareholder, owns, or controls as of March 31, 2019, 29,497,813, or 76.5%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 84.4% of the vote attributable to the share equity of the Company.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

On November 23, 2016, the Company announced that its Board of Directors authorized a new $250,000 repurchase of ordinary shares, which was completed on January 11, 2019.  Under the program, the Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $100.28 per share.  During the year ended March 31, 2019, the Company repurchased 888,719 shares through the November 2016 program at an average price of $95.05 per share.

On December 23, 2016, the Company announced the sale of U.S. rights to Keveyis® (dichlorphenamide) to Strongbridge Biopharma plc (Strongbridge).  Keveyis® was approved by the U.S. Food and Drug Administration (“FDA”) in August 2015 to treat primary hyperkalemic and hypokalemic periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis® has orphan designation status through August 2022.  In accordance with the terms of the purchase agreement, Strongbridge paid Taro a total of $8,500 through upfront payments; Taro is also eligible to receive additional future payments upon the achievement of certain sales unit milestones.  Taro has agreed to continue to manufacture Keveyis® for Strongbridge, under an exclusive supply agreement at least for the period of Keveyis® orphan exclusivity, subject to certain commercial terms and conditions, including minimum supply purchases.

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

On November 5, 2018, the Company announced that its Board of Directors declared a $500,000 special cash dividend on Taro ordinary shares. The special dividend of $12.86 per share was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.

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

A majority of the revenue of the Company and certain of its subsidiaries (exclusive of its Canadian subsidiary – see below) is generated in U.S. dollars (“dollars”).  In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in dollars.  Management believes that the dollar is the primary currency of the economic environment in which the Company and these subsidiaries operate.  Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar, requiring re-measurement from the local currency into dollars for each of these entities.  All exchange gains and losses resulting from the re-measurement are reflected in the Consolidated Statements of Operations as financial income or expense, as appropriate.

The functional currency of the Company’s Canadian subsidiary is the Canadian dollar (“CAD”).  Accordingly, the financial statements of the Canadian subsidiary have been translated into U.S. dollars (“USD”).  All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.  Amounts recorded in the Consolidated Statements of Operations have been translated using the average exchange rate prevailing during the year.  The resulting translation adjustments are reported as a component of shareholders’ equity under accumulated other comprehensive income.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency will be the USD.  The change will be accounted for currently and prospectively from the date of the change in accordance with FASB ASC Topic 830, “Foreign Currency Matters.”  The translated balances of monetary and nonmonetary assets and liabilities recorded in Taro Canada’s financial statements as of the end of the prior reporting period become the new accounting basis for those assets and liabilities in the period of the change.  To the extent the entity has monetary assets and liabilities denominated in the old functional currency, such balances will create transactional gains and losses subsequent to the change in functional currency. The amount recorded in the currency translation adjustment account for prior periods is not reversed upon the change in functional currency. The exchange rate on the date of the change becomes the historical rate for subsequent re-measurement of nonmonetary assets and liabilities into the new functional currency.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  Intercompany transactions and balances have been eliminated in consolidation and non-controlling interest is included in shareholders’ equity.

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and has 50.00% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights.  In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct.  In April 2019, TDC renewed its commitment to the Company.  TDC may terminate the agreement upon one year written notice and no such notice of termination has been provided.  TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights.

d.	Cash and cash equivalents:

Cash equivalents are highly-liquid investments that are readily convertible into cash.

Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits.  Such deposits are stated at cost which approximates market value and are invested at an average interest rate of 1.85% for March 31, 2018. The Company does not have any short-term deposits at March 31, 2019.

e.	Marketable securities:

Marketable securities are comprised primarily of corporations bonds, sovereign bonds, U.S Treasuries, certificates of deposit, preferred stock and commercial paper.  These marketable securities were designated as available-for-sale.  Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

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

During the years ended March 31, 2019, 2018 and 2017, the Company did not own or sell any marketable securities previously impaired.

The Company adopted ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10).”  The amended guidance focuses on the recognition and measurement of financial assets and liabilities.  The adoption of ASU 2016-01 does not have a material impact on our financial position and results of operations.

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

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized.  A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized.  For the years ended March 31, 2019 and 2018, in accordance with the required updates in ASU No. 2015-17, all deferred tax liabilities and assets are classified as non-current.

(2)	Tax contingencies:

The Company follows a two-step approach to recognizing and measuring a liability for uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.  A liability for unrecognized tax benefits was recorded in accordance with ASC 740 amounting to $28,188 and $16,810 as of March 31, 2019 and 2018, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

(2)	Depreciation is calculated utilizing the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

%
Building	2.5 - 10
Machinery and equipment	5 - 10
Motor vehicles	20
Furniture, fixtures, office equipment, computer equipment and software	6 - 33

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

(3)

Certain costs incurred for computer software developed or obtained for internal use is required to be capitalized.  As of March 31, 2019 and 2018, the Group capitalized $7,854 and $4,636 of software costs, respectively.  Software costs are amortized using the straight-line method over their estimated useful life (generally 3 - 5 years).

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

The Company determined the fair value using the market approach, which is based on the market capitalization by using the share price of the Company on the NYSE and an appropriate control premium.  As of March 31, 2019, the market capitalization of the Company was significantly higher than the net book value, therefore there was no need to continue to step two.  Taro determined the goodwill was not subject to impairment as of March 31, 2019 and 2018.

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

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset.  The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.  During the years ended March 31, 2019 and 2018, the Company did not record any impairment charge.

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

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock.  The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.  During the years ended March 31, 2019, 2018 and 2017, the Company repurchased 888,719 shares, 1,085,694 shares, and 2,252,725 shares, respectively.

When treasury stock is reissued, the Company charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings.  The purchase cost is calculated based on the specific identification method.  The Company did not reissue treasury shares during the three years ended March 31, 2019.

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

p.	Revenue recognition:

The Company adopted the new accounting standard ASC 606, “Revenue from Contracts with Customers,” and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  The cumulative effect of initially applying the new revenue standard was immaterial.  The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company.  Depending on the terms of our customer arrangements, revenue is generally recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

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

Chargebacks result from pricing arrangements the Company has with end-user customers establishing contract prices which are lower than the wholesalers’ acquisition costs or invoice prices.  When these customers buy the Company’s products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to the Company for the difference between the invoice price and the end-user contract price.  Chargeback reserves are estimated using current wholesaler inventory data and historical data.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Product returns result from agreements allowing the Company’s customers to return unsold inventory that is expired or close to expiration and such returns are deducted from revenue.  Product return reserves are calculated using the average lag period between sales and product expiry, historical product returns experience, and specific return exposures to estimate the potential obligation for returns of inventory in the distribution channel.

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

The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company’s products.  The Company accounts for these in accordance with FASB ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” as reductions of revenue unless the customer receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer’s purchase of the products and the fair value of the benefits can be reasonably estimated.

q.	Research and development:

Research and development expenses are charged to expense as incurred.  Payments made for research and development services prior to the services being rendered are recorded as prepaid expenses on our Consolidated Balance Sheet and expensed as provided.

r.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the National Technological Innovation Authority (the “Authority”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel ) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred.  The Company did not earn any grants during the years ended March 31, 2019, 2018 and 2017.

s.	Advertising expenses:

The Group expenses advertising costs as incurred.  Product samples are recorded within prepaid expenses on the Consolidated Balance Sheet and recorded within advertising expenses when provided to potential customers.  Advertising expenses were $6,527, $9,913, and $10,468 for the years ended March 31, 2019, 2018 and 2017, respectively.

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

The Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense.  Freight, distribution costs, and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $13,187, $12,170, and $11,949 for the years ended March 31, 2019, 2018 and 2017, respectively.

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

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel.  At March 31, 2019, two different customers represented approximately 43.6% and 22.9% of the Company’s trade accounts receivable.  The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth.  The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

x.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term bank deposits, trade and other receivables, trade payables and other payables approximate their fair value, due to the short-term maturities of these instruments.

The carrying amount of long-term bank deposits approximates their fair value because such deposits bear market interest rates.

As of March 31, 2019 and 2018, the Company did not have any amounts outstanding under borrowing arrangements.

The fair value of currency and interest rate contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.

y.	Accounting for derivatives:

The Company recognizes all of their derivative instruments as either assets or liabilities at fair value, in the Consolidated Balance Sheet.  The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.  For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.  For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  The designation is based upon the nature of the exposure being hedged.  At March 31, 2019, the Company had derivative instruments designated as hedging instruments.  At March 31, 2018 and 2017, no derivative instruments were designated as hedging instruments.

As of October 1, 2018, the Company commenced hedging accounting for Israel in accordance with ASU No. 2017-12, “Derivatives and Hedging (Topic 815).”  The effective date of this standard is for annual periods beginning after December 15, 2018, however the Company early adopted as a result of hedging accounting implementation.  The Company elected to designate the entire change in the hedging derivatives' value including the forward component, using the “critical terms match” method.  Since the Company uses the “critical terms match,” no effectiveness test is needed and the entire change in the designated value of the derivative is assumed to be effective.  The Company assesses the critical terms as follows: the forward is for the purchase of the same quantity, at the same currency, at the same time and at the same location as the hedged forecasted payment.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

According to ASU 2017-12, for purposes of assessing whether the qualifying criteria for the critical terms match method are met for a group of forecasted transactions, an entity may assume that the hedging derivative matures at the same time as the forecasted transactions if both the derivative maturity and the forecasted transactions occur within the same 31-day period or fiscal month. The company elected to deem the time criterion as qualified according to the 31-day period method.  The company is aware that if any of the critical terms cease to exist or if the counterparty credit rating becomes significant, then the critical terms method cannot be continued. In such a case the company will use a "long haul method" in order to assess the hedge effectiveness or will discontinue the hedging relationship.  The effective portion of the designated value is reported under a hedging reserve in other comprehensive income during the hedge period. Once the hedged item affects P&L, the hedging reserve value is reclassified to the same item.  The ineffective portion, if any, is reported in P&L.

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

When a component of an entity has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided the operations, assets and liabilities of the component have been eliminated from the Company’s Consolidated Statements of Operations and the Company will no longer have any significant continuing involvement in the operations of the component.

bb.	Impact of recently adopted accounting standards:

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740).”  The guidance requires that entities should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs.  The guidance was effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  As a result of the intellectual property transfer from TNA to Taro Israel and Taro Canada (as noted in “Item 8 – Financial Information – Legal Proceedings,” Note 13.c and Note 15.p), the Company recognized the income tax consequences of approximately $36,925 for deferred tax assets upon adoption of the guidance.  The amendments in this update were applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).”  The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle.  The guidance was effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  The adoption of ASU 2016-15 does not have a material impact on our Statement of Cash Flows.

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments-Overall (Subtopic 825-10).”  The amended guidance focuses on the recognition and measurement of financial assets and liabilities.  The guidance was effective for the Company fiscal year beginning April 1, 2018, including interim periods within that year.  The adoption of ASU 2016-01 does not have a material impact on our financial position and results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606), Section A—Summary and Amendments that Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).”  The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers.  Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance.  The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016), as a result of the FASB announcing a one year deferral.  Either a full retrospective method or modified retrospective method is permitted.  The Company adopted the guidance for the Company fiscal year beginning April 1, 2018, including interim periods within that year, and used the modified retrospective method.

Impact of recently issued accounting standards not yet adopted:

In August 2018, the FASB issued ASU No. 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20).”  The guidance focuses on additional disclosure of reasons for significant gains and losses to changes in the benefit obligation for the period, in addition to removal and clarification of existing disclosures. The guidance will be effective for the Company fiscal year beginning April 1, 2021, on a retrospective basis.  The Company is currently evaluating the potential effect of the adoption of ASU 2018-04 on our financial position and results of operations.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820).”  The guidance focuses on modification of disclosures, which includes the consideration of costs and benefits.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year.  The Company is currently evaluating the potential effect of the adoption of ASU 2018-13 on our financial position and results of operations.

In June 2018, the FASB issued, ASU No. 2018-07, “Compensation—Stock Compensation (Topic 718).”  The guidance focuses on expansion of scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees.  The guidance will be effective for the Company fiscal year beginning April 1, 2019, including interim periods within that year.  The Company is currently evaluating the potential effect of the adoption of ASU 2018-07 on our financial position and results of operations.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).”  The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.”  The updated guidance focuses on codification improvements to Topic 842, as part of the FASB improvement project.  The guidance will be effective for the Company fiscal year beginning April 1, 2019, and interim periods within that year.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 3: — MARKETABLE SECURITIES

a.Marketable securities:

	March 31,
	2019	2018
Short-term marketable securities	$481,883	$549,821
Long-term marketable securities	304,322	225,639
	$786,205	$775,460

b.The following is a summary of both short-term and long-term marketable securities by type:

	March 31,
	2019			2018
	Amortized	Gross unrealized	Market	Amortized	Gross unrealized	Market
	cost	gain	value	cost	loss	value
Marketable securities:
Bonds	$464,443	$1,145	$465,588	$386,332	$(2,027)	$384,305
Government securities	118,659	13	118,672	177,657	(555)	177,102
Commercial paper	60,692	—	60,692	51,432	(1)	51,431
Preferred stock	1,500	5	1,505	—	—	—
Other securities	139,687	61	139,748	162,672	(50)	162,622
Total marketable securities	$784,981	$1,224	$786,205	$778,093	$(2,633)	$775,460

At March 31, 2019, the gross unrealized gain excludes $14,655 of other comprehensive income relating to marketable securities for foreign exchange gain.

As of March 31, 2019, no other than temporary impairment charges were recorded.

c.	The estimated fair value of marketable securities as of March 31, 2019 and 2018, by contractual maturity, are as follows:

	March 31,
	2019		2018
	Amortized	Market	Amortized	Market
	cost	Value	cost	Value
Available-for-sale marketable securities:
Matures in less than five years	$784,231	$785,462	$776,932	$774,300
Matures in more than five years	750	743	1,161	1,160
	$784,981	$786,205	$778,093	$775,460

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following table summarizes the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2019	2018
Trade accounts receivable, gross	$461,365	$456,308

Reserves for sales deductions:
Chargebacks	(109,763)	(116,632)
Other sales deductions	(78,508)	(81,677)
Customer rebates	(34,757)	(51,296)
Allowance for doubtful accounts	(392)	(248)
Trade accounts receivable, net	$237,945	$206,455

b.	Other receivables and prepaid expenses:

	March 31,
	2019	2018
Government authorities	$28,857	$102,008
Due from related parties	8,987	8,239
Prepaid expenses	7,075	6,252
Advances to suppliers	1,062	1,455
Interest receivable	825	3,314
Other	556	1,697
	$47,362	$122,965

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Product returns:

Consistent with industry practice, the Company generally offers its customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”).  Product returns are identified by their manufacturing lot number.  Because the Company manufactures in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one-to-six month period.  As a result, although the Company cannot associate a product return with the actual shipment in which such lot was included, the Company can reasonably estimate the period (in months) over which the entire lot was shipped and sold.  The Company uses this information to estimate the average time period between lot shipment (and sale) and return for each product, which the Company refers to as the “return lag.”  The shelf life of most of the Company’s products ranges between 18-36 months.  Because returns of expired products are heavily concentrated during the return period, and given the Company’s historical data, it is able to reasonably estimate return lags for each of its products.  These return lags are periodically reviewed and updated, as necessary, to reflect the Company’s best knowledge of facts and circumstances.  Using sales and return data (including return lags), the Company determines a rolling average monthly return rate to estimate its returns reserve.  The Company supplements this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, the Company’s planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of the returns reserve.  The Company continuously monitors factors that could affect its estimates and revises the reserves as necessary.  The Company’s estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2019, 2018, and 2017:

For the year ended March 31, 2019
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(116,632)	$(1,086,800)	$1,093,669	$(109,763)
Rebates and Other	(133,221)	(377,568)	397,132	(113,657)
Total	$(249,853)	$(1,464,368)	$1,490,801	$(223,420)

Current Liabilities
Returns	$(70,865)	$(38,247)	$45,294	$(63,818)
Other (2)	(40,968)	(64,405)	71,876	(33,497)
Total	$(111,833)	$(102,652)	$117,170	$(97,315)

For the year ended March 31, 2018
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(112,071)	$(1,107,353)	$1,102,792	$(116,632)
Rebates and Other	(193,255)	(432,060)	492,094	(133,221)
Total	$(305,326)	$(1,539,413)	$1,594,886	$(249,853)

Current Liabilities
Returns	$(82,494)	$(49,265)	$60,894	$(70,865)
Other (2)	(43,370)	(60,677)	63,079	(40,968)
Total	$(125,864)	$(109,942)	$123,973	$(111,833)

For the year ended March 31, 2017
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(126,729)	$(1,153,406)	$1,168,064	$(112,071)
Rebates and Other	(164,670)	(522,791)	494,206	(193,255)
Total	$(291,399)	$(1,676,197)	$1,662,270	$(305,326)

Current Liabilities
Returns	$(93,920)	$(41,871)	$53,297	$(82,494)
Other (2)	(60,428)	(79,372)	96,430	(43,370)
Total	$(154,348)	$(121,243)	$149,727	$(125,864)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes Medicaid, indirect rebates, and amounts due to customers.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 6: — INVENTORIES

	March 31,
	2019	2018
Finished goods	$65,558	$57,038
Raw and packaging materials	44,979	56,199
Work in progress	32,593	26,856
Other	4,949	4,502
	$148,079	$144,595

As of March 31, 2019 and 2018, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $26,026 and $24,915, respectively.

As of March 31, 2019 and 2018, there were no pledges of inventory.

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2019	2018
Cost:
Land	$7,628	$7,681
Buildings	183,496	171,735
Leasehold improvements	2,291	2,307
Machinery and equipment	200,375	191,619
Computer software and equipment	33,789	39,108
Motor vehicles	215	218
Furniture, fixtures and office equipment	14,900	14,870
	442,694	427,538
Accumulated depreciation and impairment charges:
Buildings	$71,279	$65,120
Leasehold improvements	1,689	1,597
Machinery and equipment	135,801	129,104
Computer software and equipment	18,294	29,338
Motor vehicles	215	217
Furniture, fixtures and office equipment	9,174	8,435
	236,452	233,811
Depreciated cost	$206,242	$193,727

b.	Depreciation expenses were $17,017, $14,727, and $12,645 for the years ended March 31, 2019, 2018 and 2017, respectively. For related impairment charges, see Note 2.m.
c.

Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $15,333 as of March 31, 2019 and 2018.  There were no additional capitalized interest and other costs as of March 31, 2019 and 2018.

d.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $7,854 and $4,636 as of March 31, 2019 and 2018, respectively.
e.

Asset disposals were $12,707 and $578 for the years ended March 31, 2019 and 2018, respectively, mainly relating to the write-off of fully depreciated computer equipment, software and production equipment.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2019	2018
Cost:
Product and distribution rights	$83,391	$79,921
	83,391	79,921
Accumulated amortization and impairment charges:
Product and distribution rights	74,539	72,829
	74,539	72,829
	$8,852	$7,092

b.	Amortization expenses related to product and distribution rights were $1,580, $1,769 and $2,184 for the years ended March 31, 2019, 2018 and 2017, respectively.
c.	As of March 31, 2019, the estimated amortization expense of product and distribution rights for 2020 to 2024 is as follows: 2020—$1,496; 2021—$1,483; 2022—$1,491; 2023—$1,398; 2024—$601.
d.	The weighted-average amortization period for product rights is approximately 7 years.
e.	During the years ended March 31, 2019 and 2018, the Company did not record any impairment charge.

NOTE 9: — OTHER ASSETS

	March 31,
	2019	2018
Prepayment of land leased from ILA (1)	$13,480	$13,709
Intangible assets and deferred costs, net (2)	8,852	7,092
Goodwill	7,191	7,201
Severance pay fund (3)	1,350	1,657
Other	195	293
	$31,068	$29,952

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

The Company’s non-Israeli subsidiaries maintain defined contribution retirement savings plans covering substantially all of their employees.  Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits.  The subsidiaries’ matching contribution to the plan was $1,254, $1,195 and $1,080 for the years ended March 31, 2019, 2018 and 2017, respectively.

	Years ended March 31,
	2019	2018	2017
Pension, retirement savings and severance expenses	$5,924	$6,058	$5,751

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

Currency exchange rates:

The Company manages its exposure to debt obligations denominated in currencies other than its functional currency by opportunistically using cross-currency hedges to convert its foreign currency payments into its functional currency.

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the CAD against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the CAD at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2018	0.20%	2.31%	(3.31%)	(3.01%)	3.51	1.29
3/31/2019	1.40%	1.88%	3.42%	3.10%	3.63	1.33

(1)	Per Bank of Israel
(2)	Per Bloomberg L.P.

In October 2011, the Company began entering into separate forward contracts to offset the variability of our cash flows in U.S. dollars due to changes in the NIS and the CAD.  In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates.  At March 31, 2019, the forward contracts to purchase the NIS are for a total amount of $63,750, at a weighted-average forward rate of 3.48 NIS per U.S. dollar, which are settled in 17 monthly settlements of $4,250 for eleven (11) months, $3,000 for five (5) months, and $2,000 for one (1) month.  The Company recorded a net (loss) gain of ($2,530), $97 and $618 for the years ended March 31, 2019, 2018, and 2017, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $69,476, at a weighted-average forward rate of CAD 1.28 per U.S. dollar, which are settled in 17 monthly installments of approximately $4,972 for seven (7) months, $3,767 for four (4) months, $2,469 for three (3) months, and $4,066 for three (3) months. The Company recorded a net gain (loss) of $2,545, $2,068 and ($3,236), for the years ended March 31, 2019, 2018, and 2017, respectively, for the contracts to purchase the CAD.

There is no collateral for these hedges.

At March 31, 2019, the Company had derivative instruments designated as hedging instruments.  As of October 1, 2018, the Company commenced hedging accounting in accordance with ASU No. 2017-12, “Derivatives and Hedging (Topic 815).” The Company elected to designate the entire change in the hedging derivatives' value including the forward component, using the “critical terms match” method.  Since the Company uses the “critical terms match,” no effectiveness test is needed and the entire change in the designated value of the derivative is assumed to be effective.  The Company assesses the critical terms as follows: the forward is for the purchase of the same quantity, at the same currency, at the same time and at the same location as the hedged forecasted payment.

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

Level 3: Significant unobservable inputs that are not corroborated by market data.  The Company has no Level 3 assets or liabilities.

The fair value of the Company’s financial assets measured at fair value on a recurring basis as of March 31, 2019 and 2018 were as follows:

	March 31, 2019		March 31, 2018
	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)	(Level 1)	(Level 2)
Assets
Short-term marketable securities *	$481,883	$—	$549,821	$—
Long-term marketable securities *	302,817	—	225,639	—
Long-term equity instruments *	1,505	—	—	—
Forward contracts	—	—	—	411
	$786,205	$—	$775,460	$411
Liabilities
Forward contracts	$—	$(4,063)	$—	$(888)
	$—	$(4,063)	$—	$(888)

*Refer to Note 3 for additional details on marketable securities.

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2019	2018
Returns reserve	$63,818	$70,865
Medicaid and indirect rebates	31,947	36,638
Employees and payroll accruals	21,057	19,123
Accrued income taxes	16,950	20,619
Accrued expenses	16,308	17,952
Deferred revenue	9,439	223
Suppliers of property, plant and equipment	4,654	2,281
Derivative instruments	3,769	591
Legal and audit fees	2,253	2,723
Settlements and loss contingencies	1,841	1,736
Due to customers	1,550	4,330
Royalties	863	1,707
Other	7,312	11,271
	$181,761	$190,059

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	Other long-term liabilities:

	March 31,
	2019	2018
Deferred revenue	$1,572	$1,858
Accrued severance pay	1,345	1,672
Other	1,481	297
	$4,398	$3,827

NOTE 13: — COMMITMENTS AND CONTINGENT LIABILITIES

a.

Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2022. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31, 2019
3/31/2020	$1,200
3/31/2021	695
3/31/2022	206
$2,101

Total rent expenses were $2,905, $2,966 and $2,335 for the years ended March 31, 2019, 2018 and 2017, respectively.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Authority on proceeds from the sale of products in which the government participates in the research and development by way of grants.  The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.  The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar.  Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars).  As of March 31, 2019 and 2018, the aggregate contingent liability to the Authority was $12,697 and $12,513, respectively.

Royalty payments to the Authority were $89, $100 and $112 for the years ended March 31, 2019, 2018 and 2017, respectively.

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

1.Legal actions commenced by the Company:

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In March 2018, the Company reached a settlement with the ITA, under which the Company paid a reduced tax assessment of $15,000, and the Company was permitted to record the unutilized capital loss, transfer intellectual property from TNA to Taro Israel and Taro Canada and reorganize assets held by our subsidiaries without triggering an Israeli tax event (the “Settlement”). The Settlement finalized all tax disputes between the parties for the tax years 2010 through 2014 as well as related tax issues with respect to the tax years 2015 through 2016, which years were not subject to the disputes.

2.Other Legal Actions:

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

The Company and Taro U.S.A. have been named as defendants in numerous putative class action lawsuits and additional lawsuit brought by purchasers and payors of several generic pharmaceutical products, including Clobetasol, Clomipramine, Desonide, Econazole, and Fluocinonide.  The lawsuits allege that the Company and/or Taro U.S.A. have conspired with competitors to fix prices, rig bids, or allocate customers as to these products, and also allege an industry-wide conspiracy as to all generic pharmaceutical products.  Each of these cases has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.  The Court has sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims.

On May 10, 2018, Taro U.S.A. received a Civil Investigative Demand from the United States Department of Justice pursuant to the False Claims Act seeking information relating to corporate and employee records, generic pharmaceutical products and pricing, communications and/or agreements with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of responding to the Civil Investigative Demand.

The Company and two of its former officers are named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., filed October 25, 2016, which is now pending in the United States District Court for the Southern District of New York and asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individual defendants.  It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices.  On September 24, 2018, the Court granted in part and denied in part the Company’s motion to dismiss.

d.	Other:

Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states.  For many multiple source drugs with respect to which FDA has rated at least three drugs as therapeutically equivalent, the amount that states may reimburse pharmacies in the aggregate is subject to a Federal upper limit (FUL) ceiling price.  Health care reform legislation enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the FULs so that the FUL is based on no less than 175 percent of the weighted-average of the monthly average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically equivalent multiple source drugs.  In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid and Medicare Part B, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state.  The amount of the rebate is calculated for non-innovator multiple source drugs as 13 percent of AMP and for innovator drugs as the lower of 23.1 percent of AMP or AMP minus the best price of the drug.  Both innovator and non-innovator drugs are also subject to an additional rebate if price increases exceed the rate of inflation.

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

As of March 31, 2019, 2018 and 2017, no options were outstanding.  No further options in respect of the 1999 plan are available for future grants.  There were no options exercised in the years ended March 31, 2019, 2018 and 2017, respectively.

d.	Net income per share:

	Year ended March 31, 2019			Year ended March 31, 2018			Year ended March 31, 2017
	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount
Basic and diluted EPS	$281,777	38,990,058	$7.23	$211,150	40,155,087	$5.26	$456,356	41,300,797	$11.05

e.

As of March 31, 2019, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of $158,069 and unrealized gain from available for sale securities of $13,961.  As of March 31, 2018, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments of $112,327 and unrealized gain from available for sale securities of $2,042.

NOTE 15: — INCOME TAXES

a.	Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to income tax at the rate of 23.0%, 24.0% and 25.0% for the years ended March 31, 2019, 2018 and 2017, respectively.

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

The Company has two active plans, one Approved Enterprises under the Alternative Benefits Program (Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements.   Under Plan 5 (benefit period starting 2007), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.  With respect to Plan 5, given the high level of investments in such plan, we met the conditions to qualify as a "High Level Foreign Investment Company" which should entitle Plan 5 to an additional 5 years of benefits, subject to receipt of approval from the Israeli Investment Center (now called the "Authority for Investments and Development of the Economy and Industry").  We filed a request for such additional five years of reduced tax rates for such plan (the "5 years extension application").  Approval is still pending.  Under Plan 6 (benefit period starting 2010), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises.  In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest.  As of March 31, 2019, Management believes that the Company complied with all of the aforementioned requirements.

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

For the years ended March 31, 2019 and 2018, income not eligible for Approved and/or Benefited Enterprise benefits is taxed at the regular corporate income tax rate.

d.	The New Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law (“Amendment 68”), upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (an “Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved/Benefited Enterprises during the benefits period.  Under the law, when the election is made, the uniform tax rate for 2014 and onwards will be 9% in areas in Israel designated as Development Zone A (decreased to 7.5% as of January 1, 2017) and 16% elsewhere in Israel.  The decrease of the uniform tax rate to 7.5% will be effective for the Company’s reporting periods starting April 1, 2017.  The

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

profits of these Industrial Companies will be freely distributable as dividends, subject to withholding tax of 20% or lower, under an applicable tax treaty.  Certain “Special Preferred Enterprise” that meet more stringent criteria (significant investment, R&D or employment thresholds), and will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.  In order to be classified as a “Special Preferred Enterprise,” the approval of three governmental authorities in Israel is required.  We did not elect to apply for Amendment 68 in tax year 2018 or 2017.  Notwithstanding the foregoing, we were approved by the ITA to file a contingent election to move to apply Amendment 68 and move to the Preferred Enterprise regime in 2018 to the extent our 5 year extension application with respect to Plan 5 will not be approved. To the extent such 5 year extension application will not be approve our contingent election will become final and irrevocable. To the extent our 5 year extension application will be approved, we will continue to apply the pre Amendment 68 regime however we may still decide in the future to make the above-mentioned election.

e.	The New Technological Enterprise Incentives Regime – 2017 Amendment to the Investment Law

Amendment 73 to the Investment Law (“the 2017 Amendment”), was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment is based on  the OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project and introduced the incentive regimes of “Preferred Technological Enterprise” and of "Special Preferred Technological Enterprise ", as described below. These new regimes are in addition to the other existing post Amendment 68 tax incentives regimes under the Investment Law.

The new incentives regime will apply to "Preferred Technological Enterprises" that meet the “Preferred Enterprise” requirements and certain additional conditions, including all of the following:

1.	A company's average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $21,000) per year;
2.	A company must also satisfy one of the following conditions:
•	100% of at least 20% of the Company’s overall workforce or at least 200 employees are allocated to R&D in the financial statements;
•	a venture capital investment of an amount approximately equivalent to at least $2,000 was previously made in the company; or
•	growth in sales or workforce by an average of 25% over the three years preceding the tax year

A "Special Preferred Technological Enterprise" is an enterprise that meets conditions 1 and 2 above, and in addition is a part of a group of companies that have total annual consolidated revenues above NIS 10 billion (approximately $2.8 billion).

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

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in U.S. dollars in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income).  Such an election was binding to the Company for three years.  Accordingly, commencing taxable year 2003, results for tax purposes are measured in U.S. Dollar terms.  After the initial three-year term, the Company must make the election on an annual basis.  Through taxable year 2018, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

g.	Income from continuing and discontinued operations before income taxes is comprised of the following:

	Year ended March 31,
	2019	2018	2017
Domestic (Israel)	$184,410	$91,485	$123,707
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	172,444	200,548	436,739
Income from continuing and discontinued operations before taxes	$356,854	$292,033	$560,446

h.	Taxes on income are comprised of the following:

	Year ended March 31,
	2019	2018	2017
Current taxes	$60,203	$27,687	$25,396
Prior years' benefits	(2,980)	(1,830)	(2,444)
Deferred income taxes	17,509	56,097	80,828
	$74,732	$81,954	$103,780

Domestic (Israel)	$33,183	$17,373	$26,175
Foreign (North America and the Cayman Islands)	41,549	64,581	77,605
	$74,732	$81,954	$103,780

Included within current and deferred income tax expense are benefits relating to research and development tax credits at Taro Canada of $867, $1,091 and $955 for the years ended March 31, 2019, 2018 and 2017, respectively.  Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Fiscal year filers, such as Taro USA, recognize a partial reduction in the U.S. corporate tax rate for their year ending after January 1, 2018, and thereafter recognize the full reduction in the U.S. corporate tax rate.  For the year ending March 31, 2018, Taro USA was subject to a 31.5% federal tax rate and for subsequent years Taro USA is subject to a 21% federal tax rate.

The Tax Act changed the manner in which companies may utilize losses carried forward.  Losses in tax years ending after December 31, 2017 may be carried forward an unlimited number of years and may not be carried back to earlier years.  Losses in tax years beginning after December 31, 2017 may only offset 80% of the federal taxable income in each future year.  Taro USA generated a $21,757 loss during the year ended March 31, 2018, of which an estimated $20,105 remains at March 31, 2019.  This loss is subject to the above changes.  The Tax Act created a variety of other taxes and incentives; however, the Company currently believes these other provisions have limited or no impact on Taro USA.  We are still in the process of evaluating the impact on future years.

As a result of the Thallion Pharmaceuticals Ltd. acquisition in March 2017 and subsequent amalgamation of Thallion with Taro Canada, Taro Canada recognized approximately $867 of tax loss carryforwards and investment tax credits in the year ended March 31, 2019.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

i.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2019	2018	2017
Statutory tax rate (in Israel)	23.0%	24.0%	25.0%

(Decrease) increase in effective tax rate due to:
Tax benefits from reduced tax rates under benefit programs and other	(6.5%)	(7.8%)	(5.2%)
Utilization of net operating losses	(0.4%)	(2.5%)	—
Different tax rates applicable to non-Israeli subsidiaries	0.8%	(2.3%)	(1.5%)
Uncertain tax positions, net	3.4%	(3.3%)	0.7%
Taxes from prior years	0.6%	5.7%	(0.5%)
Change in Federal corporate income tax rate	—	14.2%	—
Effective consolidated tax rate	20.9%	28.0%	18.5%

j.	Current taxes are calculated at the following combined federal and local rates:

	Year ended March 31,
	2019	2018	2017
On Israeli operations (not including “Approved Enterprise”)	23.0%	24.0%	25.0%
On U.S. operations *	21.2%	31.7%	35.2%
On Canadian operations *	25.0%	25.0%	25.0%
On U.K. operations *	*	20.0%	20.0%
On Ireland operations *	*	12.5%	12.5%

*

The U.S. and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence.  The Canadian subsidiary qualifies for research and development tax credits and manufacturing and processing credits, thereby reducing its effective tax rate.  Since the U.K. and Ireland operations are classified as discontinued operations, there is no current tax.

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

	March 31,
	2019	2018
Deferred tax assets:
Operating carryforward loss	$4,383	$4,745
Capital carryforward loss	18,301	17,219
Deferred revenue	19,726	19,245
Property, plant, and equipment	1,440	—
Intangible assets	41,420	—
Accrued expenses	50,742	50,704
Bad debt allowance	83	46
Amortization and impairment	—	6,207
Hedge accounting	84	—
Other, net	7,448	6,310
Total deferred tax assets	143,627	104,476
Valuation allowance for deferred tax assets	(24,652)	(17,219)
Net deferred tax assets	118,975	87,257
Deferred tax liabilities:
Property, plant, and equipment	(8,803)	(2,873)
Marketable securities	(1,924)	—
Other, net	(259)	(355)
Total deferred tax liabilities	(10,986)	(3,228)
Net deferred tax assets	$107,989	$84,029
Domestic	$5,684	$13,004
Foreign	102,305	71,025
	$107,989	$84,029

The deferred income taxes are presented on the Consolidated Balance Sheets as follows:

	March 31,
	2019	2018
Among non-current assets	$110,974	$87,257
Among long-term liabilities	(2,985)	(3,228)
	$107,989	$84,029
l.	Carryforward tax losses:
1.	The Company:

As of March 31, 2019, the Company has $79,569 carryforward capital losses.  Please refer to Note 13.c. and Note 15.p. for additional information relating to Israel’s carryforward capital losses.

2.	Canadian subsidiary:

As of March 31, 2019, this subsidiary has no carryforward losses.

3.	U.S. subsidiary

As of March 31, 2019, this subsidiary has carryforward losses of $20,105.

m.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

n.

At March 31, 2019, deferred income taxes were not provided for on a cumulative total of $1,432,484 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.  Taro Canada may not pay any dividend as long as such dividend will result in the current 25% tax expense for the Company.

o.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.
p.	Federal tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2014.  In February 2017, after consulting with its tax advisors, the Company filed an appeal pursuant to Section 153 of the Income Tax Ordinance (New Version), 1961 in the Haifa District Court. The appeal challenged the ITA’s tax assessment for the period of January 1, 2010 through March 31, 2014 in the amount of $40,782 (before interest, linkage and penalties), and denial of an unutilized capital loss in an amount of $74,551 that had been claimed by the Company.

In March 2018, the Company reached a settlement with the ITA, under which the Company is obligated to pay a reduced tax assessment of $15,000, and the Company was permitted to record the unutilized capital loss, transfer intellectual property from TNA to Taro Israel and Taro Canada and reorganize assets held by our subsidiaries without triggering an Israeli tax event (the “Settlement”). The Settlement finalized all tax disputes between the parties for the tax years 2010 through 2014 as well as related tax issues with respect to the tax years 2015 through 2016, which years were not subject to the controversy.

Taro U.S.A. completed its tax assessments with the U.S. tax authorities for the years through March 31, 2014.  The Company has received a draft tax assessment for the year ended March 31, 2015 which resulted in an immaterial adjustment.  The Company may be subject to examination by the U.S. tax authorities for the years ended March 31, 2016 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination related to these years.

Taro Canada completed its tax assessments with the Canadian tax authorities for the years through 2011.  The Company’s tax provision was materially adequate to satisfy these assessments.  The Company is under examination by the Canada tax authorities for the year ended March 31, 2015 through the short period ended March 15, 2017.  Taro Canada remains subject to examination by the Canadian tax authorities for periods after March 15, 2017 according to the statute of limitations.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

q.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income Taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return (see Note 2.h).

	Year ended March 31,
	2019	2018	2017
Unrecognized tax exposure at beginning of year	$16,810	$23,457	$22,093
Increases as a result of positions taken in prior period	1,689	—	750
Decreases as a result of positions taken in prior period	(128)	(15,506)	(4,794)
Increases as a result of positions taken in current period	9,817	8,859	5,408
Unrecognized tax exposure at end of year	$28,188	$16,810	$23,457

The total amount of interest and penalties recognized on the Consolidated Statement of Operations for the years ended March 31, 2019, 2018 and 2017, were $0, $0, and $1,379, respectively.  The total amount of interest and penalties recognized on the Consolidated Balance Sheets at March 31, 2019 and 2018 were $0 and $0, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $28,188 and $16,810 at March 31, 2019 and 2018, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 16: — SELECTED STATEMENTS OF INCOME DATA

	Year ended March 31,
	2019	2018	2017
Sales, net	$669,893	$661,913	$879,387

Selling, marketing, general and administrative expenses:
Selling and marketing	$39,495	$33,724	$40,813
Advertising	6,527	9,913	10,468
General and administrative *	43,949	44,559	34,375
Settlements and loss contingencies	(3,678)	1,884	-
	$86,293	$90,080	$85,656
* Including provision for doubtful accounts	$144	$(124)	$218

Financial expenses (income):
Interest and exchange differences on long-term liabilities	$256	$304	$131
Income in respect of deposits	(14,107)	(13,367)	(14,455)
Interest from marketable securities	(19,691)	(6,871)	(144)
Foreign currency transaction gains	(25,309)	32,465	(20,168)
	$(58,851)	$12,531	$(34,636)

NOTE 17: — SEGMENT INFORMATION

a.	Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments.”

	Israel	Canada*	U.S.A.	Other	Consolidated
Year ended March 31, 2019 and as of
March 31, 2019:
Sales to unaffiliated customers *	$40,050	$83,970	$537,111	$8,762	$669,893
Long-lived assets **	$123,698	$59,108	$39,479	$—	$222,285
Year ended March 31, 2018 and as of
March 31, 2018:
Sales to unaffiliated customers *	$38,223	$67,226	$549,174	$7,290	$661,913
Long-lived assets **	$114,145	$56,629	$37,246	$—	$208,020
Year ended March 31, 2017 and as of
March 31, 2017:
Sales to unaffiliated customers *	$29,200	$57,621	$785,319	$7,247	$879,387
Long-lived assets **	$101,111	$55,154	$36,940	$—	$193,205

*	Based on customer’s location.
**	Includes property, plant and equipment, net; goodwill and intangible assets, net.
b.

For the year ended March 31, 2019, the Company had net sales to three different U.S. customers of 12.1%, 11.0%, and 9.2% of consolidated net sales.  For the year ended March 31, 2018, the Company had net sales to three different customers of 15.3%, 11.5%, and 11.4% of consolidated net sales.  For the year ended March 31, 2017, the Company had net sales to three different customers of 19.3%, 14.2% and 10.3% of consolidated net sales.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

c.	Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2019, 2018 and 2017, were as follows:

	Year ended March 31,
Category	2019	2018	2017
Dermatological and topical	61%	65%	64%
Neuropsychiatric	18%	17%	18%
Cardiovascular	7%	6%	6%
Anti-inflammatory	3%	4%	8%
Other	11%	8%	4%
Total	100%	100%	100%

NOTE 18: — DISCONTINUED OPERATIONS

a.

During 2010, the Company’s Management decided to sell its Irish facility, which was sold in July 2017 for $946.  The results of operations of the Irish facility were classified as discontinued operations in the Consolidated Statements of Operations.  The subsidiary was dissolved as of January 2018.

b.	The following is the detail of discontinued operations:

	Year ended March 31,
	2019	2018	2017
Sales, net	$—	$—	$—
Cost of sales	—	(103)	(172)
Gross loss	—	(103)	(172)
Operating expenses:
Research and development	—	(30)	—
Selling, marketing, general and administrative	—	(169)	(142)
Operating loss	—	(302)	(314)
Financial (expenses) income, net	—	113	(67)
Other income, net	—	(146)	29
Loss before income taxes	—	(335)	(352)
Net loss from discontinued operations	$—	$(335)	$(352)

NOTE 19: — RELATED PARTY TRANSACTIONS

In addition to Sun controlling 84.4% of the voting power in the Company as of March 31, 2019, the Company has substantial relationships with Sun.  Certain Taro Board members are also members of various Sun entities board of directors, including Taro’s Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain Taro officers and executives are also executives of Sun.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Sun and Taro renewed a services arrangement (the “Services Agreement”) effective April 1, 2018, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), OTC, Management, Procurement, certain aspects of Commercial and Customer Service, Finance (Accounts Receivable, Accounts Payable, Government Pricing, Gross-to-Net and Tax Compliance), Regulatory Affairs (Canada only), Supply Chain, Operations (management services only) , and Travel Related Services (each a “Service Area”).

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs between the companies, based upon the approved allocation methodologies for each Service Area.  The Services Agreement requires our Audit Committee to review the Service Reports on a semi-annual basis and, the Services Agreement, as a whole, on an annual basis to determine its efficacy and whether it is in the Company’s best interests.

Each of the employees providing services under the Services Agreement is required to sign a written acknowledgment of his/her receipt of, and agreement to be bound by (a) the confidentiality and non-disclosure agreement between Sun and Taro, and (b) guidelines for consideration in the performance of such services, including the identification of potential conflicts of interest.

In April 2017, the Board of Directors approved for Taro to negotiate an agreement with Sun whereby Taro's U.S. branded products team advertised and promoted a combined portfolio of Taro and Sun corticosteroid products.  The agreement between Taro U.S.A., and Sun went into effect on May 1, 2017.  Under this agreement, Sun sold its products to customers and paid Taro a percentage of the net sales for Taro's promotional services.  Taro discontinued the promotion of its U.S. branded products effective March 31, 2019, and terminated the corticosteroid agreement.

In May 2018, Taro Canada signed an agreement with Sun’s affiliate Ranbaxy Pharmaceuticals Canada Inc., under which Taro Canada acts as the exclusive distributor for a portfolio of Sun and Ranbaxy products in Canada. Under this agreement, Taro Canada purchases and controls inventory; additionally, Sun and Ranbaxy pay Taro Canada a sales and distribution fee.

NOTE 20: — SUBSEQUENT EVENTS

Subsequent to March 31, 2019, the Company received final approvals from the FDA for three additional ANDAs:
Minoxidil Topical Aerosol, 5% (For Women), Clobazam Oral Suspension, 2.5 mg/mL and Naftifine Hydrochloride Gel USP, 2% in April 2019.  The Company currently has a total of twenty-seven ANDAs awaiting FDA approval, including eight tentative approvals.

As of April 1, 2019, Taro Canada’s functional currency changed to the USD.  The change was accounted for currently and prospectively from the date of the change in accordance with FASB ASC Topic 830, “Foreign Currency Matters.”  The translated balances of monetary and nonmonetary assets and liabilities recorded in Taro Canada’s financial statements as of the end of the prior reporting period became the new accounting basis for those assets and liabilities in the period of the change.  To the extent the entity has monetary assets and liabilities denominated in the old functional currency, such balances will create transactional gains and losses subsequent to the change in functional currency. The balance recorded in the currency translation adjustment account for prior periods is not reversed upon the change in functional currency. The exchange rate on the date of the change becomes the historical rate for subsequent re-measurement of nonmonetary assets and liabilities into the new functional currency.

In April 2019, the Company entered into a conditional settlement with the Israeli Ministry of Environmental Protection (the “MoEP”) and submitted it to the Haifa Magistrate’s Court.  The conditional settlement concerns the Company’s two current and one former employees’ non-compliance with the performance obligations of periodic sampling of emissions from the facility's stacks between 2010 and 2013.  The conditional settlement is pending the Haifa Magistrate Court’s final approval.

On May 10, 2019, a complaint was filed by forty-four (44) State Attorneys’ Generals naming Taro U.S.A. and a former employee of its commercial team as defendants with respect to additional pharmaceutical products, including Adapalene, Carbamazepine, Clomipramine, Clotrimazole, Enalapril, Epitol, Etodolac, Fluocinonide, Ketoconazole, Nortriptyline, and Warfarin.  The complaint generally alleges that the Taro U.S.A. has conspired with competitors to fix prices as to these products and also alleges an industry-wide conspiracy.

End of consolidated financial statements.

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1