Form 20-F
period 2020-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2020-06-19
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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

Daphne Huang

Chief Financial Officer

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

3 Skyline Drive

Hawthorne, NY 10532

Tel: 914-345-9000

Fax: 914-345-6169

Email: Daphne.Huang@Taro.com

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

38,258,077 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share outstanding as of March 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

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

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2020 (the “2020 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2020 Annual Report is being filed in respect of the fiscal year ended March 31, 2020, and contains the audited consolidated financial statements for the year then ended.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2020 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D—Risk Factors” and elsewhere in this 2020 Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2020 Annual Report are reported in U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2020 Annual Report may not total correctly due to rounding of numbers.

All references in this 2020 Annual Report to “dollars,” “USD,” or “$,” are to U.S. dollars, all references in this Annual Report to “NIS” are to New Israeli Shekel, and all references in this Annual Report to “CAD” are to Canadian dollars.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2020, was NIS 3.57 per $1.00.  The published (2) representative exchange rate between the CAD and the dollar for March 31, 2020, was CAD 1.41 CAD per $1.00.  No representation is made that the NIS amounts or CAD amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)	As published by The Bank of Israel.
(2)	As published by J.P. Morgan Chase.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the years ended March 31, 2020, 2019 and 2018, and as of March 31, 2020 and 2019, from our audited consolidated financial statements set forth elsewhere in this 2020 Annual Report, which have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data for the years ended March 31, 2017 and 2016, from our audited consolidated financial statements not included in this Annual Report.  You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2020 Annual Report.

	Year Ended March 31,
	2020	2019	2018	2017	2016
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$644,769	$669,893	$661,913	$879,387	$950,751
Cost of sales	245,044	224,169	198,405	207,860	169,743
Impairment	—	—	—	276	2,042
Gross profit	399,725	445,724	463,508	671,251	778,966
Operating expenses:
Research and development	59,777	63,238	70,418	70,644	71,160
Selling, marketing, general and administrative	93,413	89,971	88,196	85,656	92,365
Settlements and loss contingencies	—	(3,678)	1,884	—	973
	153,190	149,531	160,498	156,300	164,498
Operating income	246,535	296,193	303,010	514,951	614,468
Financial (income) expenses, net	(48,482)	(58,851)	12,531	(34,636)	(19,672)
Other gain, net	3,018	1,810	1,889	11,211	2,680
Income before income taxes	298,035	356,854	292,368	560,798	636,820
Tax expense	53,485	74,732	81,954	103,780	95,313
Income from continuing operations	244,550	282,122	210,414	457,018	541,507
Net loss from discontinued operations attributable to Taro	—	—	(335)	(352)	(236)
Net income	244,550	282,122	210,079	456,666	541,271
Net income (loss) attributable to non-controlling interest	309	345	(1,071)	310	339
Net income attributable to Taro	$244,241	$281,777	$211,150	$456,356	$540,932

Net income from continuing operations attributable to Taro	$244,241	$281,777	$211,485	$456,708	$541,168
Net loss from discontinued operations attributable to Taro	—	—	(335)	(352)	(236)
Net income attributable to Taro	$244,241	$281,777	$211,150	$456,356	$540,932

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$6.35	$7.23	$5.27	$11.06	$12.63
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$—	$(0.01)	$(0.01)	$(0.01)
Net income per ordinary share attributable to Taro:
Basic and Diluted	$6.35	$7.23	$5.26	$11.05	$12.62
Weighted-average number of ordinary shares used to compute net income per share:
Basic and Diluted	38,460	38,990	40,155	41,301	42,832

	As of March 31,
	2020	2019	2018	2017	2016
	U.S. dollars in thousands
Consolidated Balance Sheet Data:
Working capital	$1,309,867	$1,265,899	$1,680,879	$1,789,187	$1,632,133
Property, plant and equipment, net	$209,961	$206,242	$193,727	$180,085	$159,459
Total assets	$2,341,252	$2,135,326	$2,433,210	$2,289,753	$2,188,033
Shareholders’ equity	$2,109,759	$1,911,122	$2,210,399	$2,073,806	$1,937,144

Dividends

We had never paid cash dividends until Fiscal Year 2019.  On November 5, 2018, the Taro Board of Directors declared a $500 million special cash dividend on Taro ordinary shares. The special dividend of $12.86 per share was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.  Our dividend policy is set forth below in “Item 8.A – Consolidated Statements and Other Financial Information.”

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

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our products are limited by statutes and regulations and, with respect to our generic drugs, by the claims approved by the FDA for the brand-name product.  In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage conditions, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements.  Further, as a manufacturer of pharmaceutical products distributed in the United States, we must also continue to comply with cGMP regulations, which include requirements related to production processes, quality control and quality assurance and recordkeeping.  Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions.  The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies.  Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, warning or untitled letters, consent decrees or civil or criminal penalties.  Taro shares common ownership with Ranbaxy Inc. (“Ranbaxy”) through acquisitions made by Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and its affiliates, “Sun”).  In 2012, Ranbaxy entered into a Consent Decree of Permanent Injunction with the FDA which decree gives the FDA authority to impose its terms and obligations on any “subsidiary” or “affiliate” of Ranbaxy Inc.  Also, if such deviations occurred, it is unclear if the FDA could extend the existing Consent Decree of Permanent Injunction, applicable to Ranbaxy to a facility owned or operated by Taro in light of the companies' common ownership by Sun.  Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

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

Furthermore, all of the products that we manufacture, and most of the products we distribute, are manufactured outside the United States and must be shipped into the United States.  The FDA and the DEA, in conjunction with the United States Customs and Border Protection, have greater discretion to prohibit the importation of foreign goods into the United State than they have to stop the distribution of products that are manufactured in the United States.

Although we devote significant time, effort and expense into addressing the extensive government regulations applicable to our business and obtaining regulatory approvals, we remain subject to the risk of being unable to obtain necessary approvals on a timely basis, if at all.  Delays in receiving regulatory approvals could adversely affect our ability to market our products.

Product approvals by the FDA and by comparable foreign regulatory authorities may be withdrawn if compliance with regulatory standards is not maintained or if problems relating to the products are experienced after initial approval.  In addition, if we fail to comply with governmental regulations, we may be subject to warning or untitled letters, fines, unanticipated compliance expenditures, interruptions of our production and/or sales, prohibition of importation, seizures and recalls of our products, criminal prosecution and debarment of us and our employees from the generic drug approval process.

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

From time to time, Congress considers and enacts legislation amending the Hatch-Waxman Act, including with respect to 180-day exclusivity.  If further changes to the law are enacted, it might affect our ability to qualify for or otherwise benefit from the statutory 180-day exclusivity period.

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

Healthcare reform changes may have an impact on all segments of the healthcare industry.

In March 2010, the U.S. government enacted the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010 (collectively, “PPACA”), which represented the most comprehensive overhaul of both the public and private healthcare systems ever enacted in the United States.  The PPACA substantially expanded the number of insured individuals in the U.S. through a combination of expanded Medicaid eligibility; establishment of an insurance exchange through which individuals and groups without coverage may purchase commercial health insurance; prohibiting coverage exclusions for pre-existing conditions; and other measures. PPACA also imposed on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements.

We face uncertainties due to litigation brought against the federal government by a number of state attorneys general in 2018 and supported by the current administration, who seek a ruling that the PPACA is unconstitutional.  The Supreme Court has decided to hear an appeal of a lower court ruling brought by other attorneys general and the U.S. House of Representatives.  The Supreme Court is expected to rule on the case in its next session, which begins in October 2020.  We cannot predict whether PPACA will be invalidated by the Supreme Court, and if so, whether Congress will replace it with an alternative health care framework or what the impact of any such new framework will have on drug coverage, reimbursement, required discounts, and regulatory requirements.  There is no assurance that any future repeal, replacement, or modification of the PPACA will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

In addition, the purchase of our products could be significantly influenced by the following factors, among others:

•	trends in managed healthcare in the United States;
•	developments in health maintenance organizations, managed care organizations and similar enterprises;
•	judicial invalidation of major federal health care legislation;
•	legislative proposals to reform healthcare, drug prices and government insurance programs; and
•	price regulation and controls and reimbursement policies.

The PPACA is a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the establishment of an exchange to facilitate the purchase of health insurance, premium and cost-sharing subsidies for certain low-income individuals and expansion of the Medicaid program.  Among other things, the PPACA contained provisions that changed payment levels for pharmaceuticals under Medicaid and increased pharmaceutical rebates under the Medicaid Drug Rebate Program.  Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FULs”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (drugs for which there are at least two therapeutically equivalent versions on the market).  The FULs are calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market when there are at least three therapeutically equivalent versions.  In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and sales to wholesalers for drugs distributed to retail community pharmacies.  The Centers for Medicare & Medicaid Services (“CMS”) issued final regulations regarding the FUL and the calculation of AMP and rebates under the Medicaid Drug Rebate Program.  These regulations were effective as of April 1, 2016.  Even though the weighted-average does not disclose our AMP, the release of such FULs to the public and our customers may affect our pricing.

In addition, in its final regulations for the Medicaid Drug Rebate Program, CMS required state Medicaid programs, beginning April 1, 2017, to base their reimbursement rates for brand drugs and other drugs not subject to a FUL on pharmacies’ actual acquisition costs, rather than using the current methodologies based on published benchmarks such as average wholesale price (“AWP”) or wholesaler acquisition cost (“WAC”).

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

The full effects of the PPACA and the BBA on Medicaid payments and on our Medicaid rebates cannot be known at this time, in part because not all of these provisions have been implemented yet, but they may have an adverse impact on our results of operations.  In addition, a number of attorneys general, supported by the current administration, have sought the total repeal of PPACA in litigation challenging its constitutionality, and Congress has enacted legislation that repealed key portions of the PPACA.  There is uncertainty with respect to the impact that a potential repeal or other changes, if any, may have, and any changes likely will take time to unfold.  Any additional federal healthcare reform measures adopted in the future could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

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

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to healthcare providers or marketing expenditures.  Still other states require the reporting of certain pricing information, pricing controls, or patient access constraints, including information pertaining to the justification of launch prices or price increases greater than a specified threshold.  State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Governmental investigations and litigation relating to sales and marketing practices may result in material penalties and/or settlement amounts.

We are a party to numerous claims and several investigations brought under federal and state antitrust laws by various plaintiffs, including state governments, and federal and state governmental agencies, alleging that we, together with other pharmaceutical manufacturers and in some cases the entire industry, engaged in conspiracies to fix drug prices and/or allocate customers and market share of generic pharmaceutical products in the United States.  Responding to such investigations and claims and litigating these cases is costly.  Our defense and the proceedings themselves are unpredictable and may develop over lengthy periods of time.  If we were to enter into settlements to bring the investigations to closure or to resolve the litigation, those settlements could require us to pay a material sum.  See Note 13 to our consolidated financial statements for additional information.  We operate around the world in complex legal and regulatory environments.  Following calls in recent years from policy makers and other stakeholders in many countries for governmental intervention against high prices of certain pharmaceutical products, we are currently and/or may be subject to governmental investigations, claims or other legal action or regulatory action regarding our products.  It is not possible to predict the ultimate outcome of any such investigations or claims or what other investigations or litigation or regulatory responses may result from such assertions.

Risks Relating to Our Company and Our Operations

Sun Pharmaceutical Industries Ltd., and its affiliates, currently controls 84.7% of the voting power in our Company.

Our Chairman, Mr. Dilip Shanghvi and members of his immediate family (one of whom is a member of our board of directors) currently control, through their beneficial ownership of 77.1% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharmaceutical Industries Ltd., 84.7% of the voting power in our Company, as of March 31, 2020.  Mr. Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.7% of Sun Pharma as of March 31, 2020.  Sun is able to control the outcome of shareholder votes of the Company requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes.  Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for approximately 75%, 79% and 81% of the Company’s consolidated revenue for the years ended March 31, 2020, 2019 and 2018, respectively.

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

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Fiscal year filers, such as Taro U.S.A., recognize a partial reduction in the U.S. corporate tax rate for their year ending after January 1, 2018, and thereafter recognize the full reduction in the U.S. corporate tax rate.  For the year ended March 31, 2018, Taro U.S.A. was subject to a 31.5% federal tax rate, and for subsequent years Taro U.S.A. is subject to a 21% federal tax rate.

On March 27, 2020 the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which, among other provisions, allows U.S. corporations to carry existing losses back to the preceding five years.  The Company expects to receive a benefit due to the increased value of its losses when carried back to preceding years in which the U.S. federal corporate income tax rate was 35% versus the current 21%.

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

We are increasingly dependent on sophisticated information technology systems and infrastructure to operate our business.  In the ordinary course of business, we collect, store and transmit large amounts of confidential information, trade secrets, intellectual property, proprietary business information, and employee personal information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information.  We have contracted with third party vendors to enhance our operations and, as part of our service arrangements with Sun as described in greater detail under “Item 7B —Related Party Transactions—Related Party Transactions—Arrangements with Sun,” we also have outsourced elements of our operations to Sun, including significant elements of our information technology infrastructure.  The size and complexity of our information technology systems, and those with whom we contract, make such systems potentially vulnerable to service interruptions, security breaches from inadvertent or intentional actions by employees, partners or vendors, or from attacks by malicious third parties.  Any significant disruptions to our information technology systems, including breaches of information security or cybersecurity, or failure to integrate new and existing information technology systems could adversely affect our business, financial condition or results of operations.  While we exercise care in selecting vendors that maintain adequate information security controls and monitor our relationships with our vendors, we and our vendors or Sun, could be susceptible to third party attacks on our information security systems, which attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including state and quasi-state actors, criminal groups, “hackers” and others.  Certain aspects of the security of such technologies are unpredictable or beyond our control, and the failure by mobile technology, third-party and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations and result in misappropriation, corruption or loss of confidential and other information.  Although the aggregate impact on our operations and financial condition has not been material to date, we have been the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry.  Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business.

Maintaining the secrecy of our confidential information, trade secrets, intellectual property, proprietary business information, and employee personal information is important to our competitive business position.  However, such information can be difficult to protect.  While we have taken steps to protect such information and invested heavily in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of data that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information.  In addition, there is a risk that encryption and other protective measures, despite their sophistication, may be defeated, particularly to the extent that new computing technologies vastly increase the speed and computing power available.  A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of our data, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our data to gain an advantage, and/or adversely affect our business position.  Any such breach or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of our data could also result in a violation of applicable privacy and other laws in the U.S. and abroad, litigation exposure, regulatory fines, penalties or intervention, reimbursement or other compensatory costs, additional compliance costs and our internal controls or disclosure controls being rendered ineffective.  Further, any such interruption, security breach, loss or disclosure of confidential information, could result in financial, legal, business and reputational harm to us and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

Social media presents potential internal and external risks for our company.

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

A public health crisis, such as the COVID-19 pandemic, any widespread outbreak of an illness or communicable disease, or any other pandemic could have a material adverse effect on our business, results of operations, cash flows and financial position.

COVID-19, a disease caused by a strain of coronavirus, was first reported in December 2019 and later declared a pandemic by the World Health Organization in March 2020, spreading globally. It has affected Israel and Canada, where most of our manufacturing takes place, and has spread throughout each state in the United States, our largest market.  The COVID-19 pandemic has disrupted global supply chains, created significant volatility in global financial markets and negatively impacted the global economy. Additionally, it has impacted our business and may materially affect our operations, including manufacturing, supply chain, pre-commercial launch and clinical trial activities should the pandemic persist.  Countries, states and local governments instituting measures to reduce the spread of COVID-19 have impacted our operations with significant disruptions, uncertainty and economic volatility, higher costs, and capital expenditures, such measures include quarantines, government restrictions on movement, business closures and suspensions, canceled events and activities, self-isolation, and other voluntary and/or mandated changes in behavior. Our offices are or have been operating under work from home protocols, and our manufacturing and distribution facilities have instituted policies and procedures to protect our employees and operations, including social distancing, the supply and use of personal protective equipment, split shifts and health assessments.  We have incurred increased costs to put in place additional protection for the health and safety of our employees within our offices and facilities.  We had and, in some instances, continue to have to suspend in-person activities of our field employees because of restrictions on meetings instituted by our customers.  These protocols, policies, procedures, and suspension of activities have affected our business operations.  In the event of illnesses at or closure of one of our facilities, it is possible that such illness or closure could affect our production, shipping, and supply of products to our customers, which would cause us to incur higher costs and have a negative impact on our financial results.

The COVID-19 pandemic has affected and may continue to affect the operations of our suppliers, third-party manufacturers, or partners in our supply chains (transportation, shipping, and logistics), which resulted and may continue to result in higher costs and delays in the manufacturing and supply of products to our customers, which has and will continue to have a negative impact on our financial results.  If we need to find alternate suppliers, third-party manufacturers, or partners in our supply chain, such alternates may come with increased costs, which could have a negative impact on our financial results.

The COVID-19 pandemic may affect regulatory agencies globally, causing disruptions that limit our ability to supply products or bring new or improved products to market, which could negatively impact our business operations and financial results. Currently, regulatory agencies globally, including the FDA, are experiencing slower response times and offering limited inspections of manufacturing facilities, affecting approval of new products, regulatory submissions and inspections.

Due to reductions in healthcare benefits as a result of unemployment and patient visits to doctors’ offices, pharmacies and healthcare facilities, we may experience a decline in revenue or slower revenue growth related to such reductions.  Our customers may increase demand for certain Company products that exceeds our ability to meet such demand, which could negatively affect our operations and strain relationships with our customers.

The impact of COVID-19 could cause our customers, third-party manufacturers or suppliers to have liquidity issues, impacting our collection on receivables and negatively impacting our ability to procure products or materials.

The continued impact of the COVID-19 pandemic could have a significant negative impact on our business, financial results, cash and liquidity.  We may need to seek additional sources of financing to fund our operations. Capital and credit markets have experienced disruptions due to COVID-19 and foreign exchanges have experienced increased volatility. Because of these disruptions and volatility, seeking additional financing may be difficult and is dependent upon evolving market conditions, among other factors.

The impact of the COVID-19 pandemic on the global and U.S. economies is uncertain, but a sustained economic downturn could negatively impact demand for our products and materially affect our business, financial condition and results of operations, and the value of our shares.

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

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products.  These lawsuits often relate to the validity and infringement of patents or proprietary rights of third-parties.  We have in the past and may be required to in the future commence or defend against charges relating to the infringement of patent or proprietary rights.  Any such litigation could:

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  As of March 31, 2020, we did not identify any material weaknesses in internal controls.  Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

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

The market price of our ordinary shares has been volatile, and may, in the future, be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	announcements by us or our competitors of new or enhanced products;
•	market conditions or trends in the pharmaceutical industry;
•	developments or disputes concerning proprietary rights;
•	failure by us to develop new products;
•	introduction of technologies or product enhancements by others that reduce the need for our products;
•	general economic and political conditions;
•	departures of key personnel;
•	changes in the market valuations of our competitors;
•	regulatory considerations; and
•	the other risk factors listed in this section of this 2020 Annual Report.

No citizen or resident of the United States who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation.  This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.  The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).  As of March 31, 2020, no citizen or resident of the United States held an amount of ordinary shares that would represent 10% or more of the voting power of our Company.

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

We are incorporated under Israeli law and a significant component of our manufacturing and research and development facilities are located in Israel.  Political, economic and military conditions in Israel may directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel.  Unprecedented (from an Israeli perspective) political instability, under which there has been no permanent government and no budget adopted since December 2018, may also adversely impact the Israeli economy and, indirectly, our Israeli operations.

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

A substantial portion of our expenses in Israel, primarily labor and occupancy expenses, are incurred in NIS.  As a result, the cost of our operations in Israel, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations between the U.S. dollar and the NIS.  During the year-ended March 31, 2020, the value of the NIS increased 1.7% relative to the U.S. dollar based on the change in the exchange rate from the start to the end of the fiscal year.  However, for much of the fiscal year, the value of the NIS appreciated relative to the U.S. Dollar, which had a negative impact on our results of operations by increasing the U.S. dollar value of our NIS-incurred expenses.  If the NIS were to appreciate once again relative to the U.S. dollar, that would negatively affect our U.S. dollar-measured results of operations.

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

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or acquisition.  The Israeli Companies Law, 5759 - 1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder, generally require that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 35 days’ advance notice by each of the merger parties.  Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter.  Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger.  Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company has received shareholder approval for the merger.  In addition, a majority of each class of securities of the target company must approve a merger.  Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives sufficient responses such that the acquirer will hold at least 95% of the issued share capital upon consummation of the shareholders’ tenders.  Completion of the tender offer also requires approval of a majority of shareholders who do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares.  Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Other potential means of acquiring a public Israeli company such as ours might involve additional obstacles.  A significant body of case law has not yet developed with respect to the Israeli Companies Law.  Until that happens, uncertainties will exist regarding its interpretation, especially with regard to mergers and acquisitions, which may inhibit such transactions.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do United States tax laws.  The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing or making more difficult a merger or acquisition.  This could prevent a change of control of the Company and depress the market price of our ordinary shares, which otherwise might rise as a result of such a change of control.  With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions.  With respect to other share swap transactions, the tax deferral is limited in time, and when that time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to effect service of process and enforce judgments against our directors and officers.

We are incorporated in Israel.  Several of our executive officers and directors are non-residents of the United States and a substantial portion of our assets and the assets of such persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons.  It may also be difficult to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which such a claim should be brought.  Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the applicable U.S. law must be proved as a factual matter, which can be a time-consuming and costly process.  Also, certain matters of procedure will be governed by Israeli law.

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

In Canada, the Patented Medicine Prices Review Board (“PMPRB”) monitors and controls the prices of patented drug products marketed in Canada.  The PMPRB requires patentees to report pricing and assess whether pricing is excessive based on a number of factors, including the price of comparative drugs sold in Canada and the price of patented medicine in other jurisdictions.  While price increases are permitted, they are generally limited to the amount of the annual increase of the Canadian Consumer Price Index.  Consequently, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime that significantly affects the Canadian pharmaceutical industry’s ability to set pricing.  Additionally, generic pricing is affected by the PMPRB given that generic pricing is tied to the price of the interchangeable brand product.  To the extent we have products covered by a patent in Canada or generic products affected by the PMPRB, our inability to control the prices of any such products may adversely affect our operations.  The risk associated with the PMPRB’s jurisdiction has also been affected by recent changes to the regulatory landscape within which the PMPRB operates.

Sales of our products in Canada depend, in part, upon their eligibility for reimbursement from drug benefit formularies.

Each Canadian province establishes its own drug benefit formulary that lists the drugs for which a provincial government will reimburse qualifying persons and sets the prices at which the government will reimburse such persons.  There is not complete uniformity among provinces, which could result in the listing of products in some provinces but not others.  However, provincial governments generally will reimburse the lowest available price of the generic equivalents of any drug listed on its formulary.  The formularies can also provide for automatic drug substitution, even for patients who do not qualify for government reimbursement.  The effect of these provincial formulary regimes is to encourage the sale of lower-priced versions of pharmaceutical products.  Further, legislation in some provinces limits the price at which generic pharmaceuticals are reimbursed based on the number of generic competitors in the market and the price of their brand equivalent.  Therefore, the potential lack of reimbursement due to a refusal to list on a provincial formulary may adversely affect our ability to profitably market our products.  Additionally, legislative price controls on generic products may affect profitability by limiting selling price.

We may be adversely affected if the rate of inflation in Canada exceeds the rate of devaluation of the CAD against the U.S. dollar.

A substantial portion of our expenses, primarily labor, packaging materials, occupancy, selling, marketing and administrative expenses in Canada, are incurred in CAD.  As a result, the cost of our operations in Canada, as measured in U.S. dollars, is subject to the risk of exchange rate fluctuations among the U.S. dollar and the CAD. During the year-ended March 31, 2020, the value of the CAD decreased 6.0% with respect to the U.S. dollar.  That change had a positive impact on our results of operations. If the CAD were to depreciate relative to the U.S. dollar, it would positively affect our U.S. dollar-measured results of operations.  If the CAD were to appreciate ever further relative to the U.S. dollar, it would negatively affect our U.S. dollar-measured results of operations.

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

The SEC maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website at https://www.taro.com/. This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this annual report.

Capital Expenditures

During the years ended March 31, 2020, 2019 and 2018, our capital expenditures were $26.6 million, $27.0 million and $26.9 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities, laboratories, and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•	the acquisition of additional production and packaging equipment;
•	expanding and upgrading our research and development laboratories in Israel and Canada; and
•	the upgrade of our information technology and serialization systems, in addition to general improvements to our facilities.

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2020 Annual Report.  Also see Item 4.D.—“Property, Plant and Equipment.”

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

Taro Israel

•  Manufactures more than 100 finished dosage form pharmaceutical products for sale in Israel and for export

•  Produces APIs used in the manufacture of finished dosage form pharmaceutical products

•  Markets and distributes both proprietary and generic products in the local Israeli market

•  Performs research and development

•  Dermatology: Rx and OTC semi-solid (creams, ointments, lotions, foams and gels) and liquid products

•  Cardiology and Neurology: Prescription oral dosage products

•  Analgesics, Rx and OTC oral dosage products

•  Central Nervous System (CNS) – Rx oral dosage products

•  Allergy (Antihistamine): OTC oral dosage products

Taro Canada

•  Manufactures more than 200 finished dosage form pharmaceutical products for sale in Canada and for export to the U.S. and other markets

•  Markets and distributes both proprietary and generic products in the Canadian market

•  Performs research and development

• Dermatology: Rx and OTC semi-solid products (creams, ointments, lotions and gels) and liquid products • Allergy (Antihistamine): OTC oral dosage products

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market • Performs regulatory, post marketing and clinical activities	• Dermatology: Rx and OTC semi-solid products (creams, ointments, lotions, foams and gels) and liquid products • Cardiology and Neurology: Rx oral dosage products • Other Rx and OTC products

As of March 31, 2020, 18 (excluding tentative approvals) of our ANDAs are being reviewed by the FDA.  During the fiscal year ended March 31, 2020, we filed 5 ANDAs with the FDA.  In addition, there are numerous products for which either development or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

Generic pharmaceutical products must meet the same quality standards as branded pharmaceutical products although they are generally sold at prices that are substantially lower than those of their branded counterparts.  As a result, generic pharmaceuticals represent a much larger percentage of total drug prescriptions dispensed than their corresponding percentage of total sales.  This discount tends to increase (and margins tend to decrease) as the number of generic competitors increases for a given product.  Because of this pricing dynamic, companies that are among the first to develop and market a generic pharmaceutical product tend to earn higher profits than companies that subsequently enter the market for that product.  Furthermore, products that are difficult to develop or are intended for niche markets generally attract fewer generic competitors and therefore may offer higher profit margins than those products that attract a larger number of competitors.  However, profit is influenced by many factors other than the number of competitors for a given drug or the size of the market.  Depending on the actions of each of our competitors, price discounts can be just as significant for a specific product with only a few competitors or a small market, as for a product with many competitors or a large market.

In recent years, the market for generic pharmaceuticals has grown.  We believe that this growth has been driven by the following factors, among others:

•	efforts by governments, employers, third-party payers and consumers to control healthcare costs;
•	increased acceptance of generic products by physicians, pharmacists and consumers; and
•	the increasing number of pharmaceutical products whose patents have expired and are therefore subject to competition from, and substitution by, generic equivalents.
•	higher ANDA approval rate by the FDA.

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

For the years ended March 31, 2020, 2019 and 2018, no product comprised 10% of our total consolidated sales.

Sales and Marketing

In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force.  In other countries, we sell through agents and other distributors.  Our sales force is supported by our customer service and marketing employees.

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2020		2019		2018
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
United States	$495,673	77%	$537,111	80%	$549,174	83%
Canada	97,997	15%	83,970	13%	67,226	10%
Israel	42,817	7%	40,050	6%	38,223	6%
Other	8,282	1%	8,762	1%	7,290	1%
Total	$644,769	100%	$669,893	100%	$661,913	100%

In the year ended March 31, 2020, revenue in the United States accounted for 77% of total consolidated net sales.  In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  A significant portion of our revenues is derived from sales to a limited number of customers. If the Company were to experience a significant reduction in or loss of business with one or more of such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition, and results of operations could be materially adversely affected.  During the year ended March 31, 2020, we sold to approximately 150 customers in the United States.  The following table represents sales to our three largest customers as a percent of consolidated net sales:

	Year ended March 31,
Customer	2020	2019	2018
Customer A	13.0%	12.1%	15.3%
Customer B	11.5%	11.0%	11.5%
Customer C	7.9%	9.2%	11.4%

The following table sets forth the percentage of consolidated net sales by each type of customer in the United States in the year ended March 31, 2020:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	43%
Mass merchandisers, food and retail chains	18%
Managed care organizations	9%
Generic drug distributors	4%
Other	3%

In the year ended March 31, 2020, sales in Canada accounted for 15% of our total consolidated net sales and Taro Canada sold to approximately 45 customers.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in the year ended March 31, 2020:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	11%
Drug chains, independent pharmacies and others	4%

In the year ended March 31, 2020, sales in Israel accounted for 7% of our total consolidated net sales.  The marketing, sales and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in the year ended March 31, 2020:

Percentage of
Customer Type	Consolidated Sales
Institutional	3%
Private	4%
Other international	1%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner.  As a result, in each of the years ended March 31, 2020, 2019 and 2018, backorders represented less than 5% of our consolidated net sales.

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

We synthesize the APIs used in some of our key products, including steroids, anti-fungals, CNS, NSAIDS, anticoagulants and dermatological preparations.  We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

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

We generally receive approval for generic products by submitting an ANDA to the FDA.  Generally, an ANDA provides for marketing of a drug product that contains the same active ingredient and has the same route of administration, dosage form, and strength as a previously approved drug (also known as the reference listed drug) and has been shown to be bioequivalent to the reference listed drug.  Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product.  For a systemically absorbed drug, bioavailability is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect.  Bioequivalence compares the bioavailability of one drug product with another and, when established, indicates that the rate and extent of absorption of a generic drug in the body are substantially equivalent to the previously approved brand-name reference listed drug.  For a topical drug, and other drug products not amenable to blood level studies, clinical endpoint studies are typically used as an indirect measure of formulation difference in bioavailability between the test and reference products.  ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product is bioequivalent to the brand-name reference listed drug.  Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference listed drug.  In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic product falls within an acceptable range of the therapeutic effects achieved by the brand-name reference listed drug.  Generic drug user fees pursuant to the Generic Drug User Fee Amendments must be paid to FDA upon submission of each ANDA and Drug Master File as well as for any manufacturing facilities.  In addition, an applicant under an approved ANDA is subject to an annual program fee based on the number of ANDAs held.

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

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter.  A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application.  If, or when, those deficiencies have been addressed to the FDA’s satisfaction in the resubmission of the NDA, the FDA will issue an approval letter.  An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

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

In addition, because we market a controlled substance in the United States and other controlled substances in Canada and Israel, we must meet the requirements of the federal Controlled Substances Act and relevant state laws and regulations in the United States as well as equivalent laws in Canada and Israel.  These regulations include stringent requirements for registration, manufacturing controls, receipt and handling procedures, recordkeeping and reporting and security to ensure accountability and prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production, storage and distribution process.  The DEA inspects manufacturers, distributors, importers, and exporters that are registered with the DEA to review and ensure compliance with the Controlled Substances Act and DEA regulations including security, record keeping and reporting prior to issuing a controlled substance registration.  The specific security requirements vary by the type of business activity and the DEA schedule of the controlled substances handled by the registrant.  Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, storage, import, or export of all controlled substances.  Manufacturers are required to obtain quotas for certain Schedule I and II controlled substances.  Also, manufacturers and distributors must submit periodic reports to the DEA on the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances.  All DEA registrants must report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances.  In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV and V.  For all other drugs in Schedule III, IV and V, importers and exporters must submit an import or export declaration.  Failure to maintain the appropriate registrations and licenses, both federal and state, or to obtain sufficient quota or approval for imports and exports could have a material adverse effect on our business.  Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition.  The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations.  In certain circumstances, violations could lead to criminal prosecution.

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

Any distribution of prescription drug products in their finished dosage form and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act (“PDMA”), a part of the FDC Act. In addition, Title II of the Federal Drug Quality and Security Act of 2013, known as the Drug Supply Chain Security Act (“DSCSA”), has imposed new “track and trace” requirements on the distribution of prescription drug products by manufacturers, distributors, and other entities in the drug supply chain.  These requirements are being phased in over a ten-year period. The DSCSA requires product identifiers (i.e., serialization) on prescription drug products and will eventually require the establishment of an electronic interoperable prescription product system to identify and trace certain prescription drugs distributed in the United States.  These requirements will result in increased expenses and may create additional administrative encumbrances.  Failing to comply with these requirements could result in penalties or fines.

Several types of state and federal laws have been applied to prohibit or restrict certain marketing practices in the pharmaceutical industry.  These laws include anti-kickback statutes and false claims statutes.  The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering, recommending or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs.  The PPACA, enacted in March 2010, amended the intent element of the federal anti-kickback statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it.  This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other.  Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and/or exclusion from participation in federal healthcare programs.  Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

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

There are also an increasing number of state laws with requirements for manufacturers and/or marketers of pharmaceutical products.  Some states require the reporting of expenses relating to the marketing and promotion of drug products and the reporting of gifts and payments to individual healthcare practitioners in these states.  Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals.  Still other states require the reporting of certain pricing information, including information pertaining to and justification of launch prices or price increases greater than a specified threshold.  In addition, states such as California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes.  Many of these laws contain ambiguities as to what is required to comply with the laws.  In addition, as discussed below, a similar federal requirement requires manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals made in the previous calendar year.  These laws may affect our sales, marketing and other promotional activities by imposing administrative and compliance burdens on us, and companies that do not comply with these state laws face civil penalties.

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

A manufacturer must also participate in a federal program known as the 340B drug discount program in order for federal funds to be available to pay for the manufacturer’s drugs under Medicaid and Medicare Part B.  Under this program, the participating manufacturer agrees to charge certain safety net healthcare providers, known as covered entities, no more than an established discounted price for its covered outpatient drugs.  The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid Drug Rebate Program, discussed above.  Civil monetary penalties can be imposed on manufacturers for each instance of overcharging a covered entity.  Manufacturers are required to report certain pricing information to the Office of Pharmacy Affairs within the Health Resources & Services Administration.

Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B.  These are generally drugs, such as injectable products, that are administered “incident to” a physician service and are not generally self-administered, as well as certain vaccines, oral dosage form chemotherapy and immunosuppressive therapy drugs and drugs used with durable medical equipment such as infusion pumps.  The pricing information submitted by manufacturers is the basis for reimbursement to physicians and suppliers for drugs covered under Medicare Part B.  As with the Medicaid Drug Rebate Program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

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

The PPACA, as well as subsequent legislation, such as the BBA, have had an impact on all segments of the health care industry.  Pharmaceutical and medical device manufacturers have seen an increase in revenues by virtue of additional Americans who have access to health insurance beginning in 2014; however, the legislation imposes on manufacturers a variety of additional rebates, discounts and fees that have curtailed that increase in revenues.  For example, Medicare Part D beneficiaries within the coverage gap receive a manufacturer funded, 70% point-of-sale discount off of negotiated prices for brand drugs (approved via an NDA or BLA).  As another example, the PPACA increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under an NDA, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an ANDA.  In another example, under the BBA, generic drugs approved under an ANDA are subject to an additional Medicaid rebate if the AMP for a given quarter exceeds the inflation-adjusted baseline AMP, effective for the first calendar quarter of 2017.  This price increase penalty previously applied only to innovator drugs.  For generic drugs, the baseline AMP will depend on when the drug was launched.  For innovator drugs, the baseline AMP is the AMP for the first full quarter after launch.  Also, annual fees are imposed on each manufacturer and importer of branded prescription drugs or biologics, based on the ratio of its sales reimbursed or purchased by government agencies to such sales made by all drug manufacturers during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The PPACA also imposed reporting and regulatory requirements.  For example, the “sunshine” provisions impose tracking and reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and a 2018 amendment will expand these requirements to include tracking of payments to additional types of health care professionals beginning on January 1, 2021, for reporting in 2022.  Annual reports are due in March of each year.  The data reported under the “sunshine” provisions are posted in searchable form on a public website.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2020:

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

Sun beneficially owns 84.7% of the voting power of the Company as of March 31, 2020.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2020:

Location	Square Footage	Main Use	Own/Lease
Haifa Bay, Israel	912,000	Pharmaceutical manufacturing, production and research laboratories, administration, warehousing and chemical production (including tank farm and chemical finishing plant)	Long-term Lease/ Own (1)
Brampton, Canada	159,000	Pharmaceutical manufacturing, production and research laboratories, administration, distribution, and warehousing	Own
Brampton, Canada	89,000	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
Cranbury, New Jersey	315,000	Distribution facility	Own

(1)

The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israeli Land Authority (“ILA”).  The buildings and the vast majority of the equipment on this land are owned by the Company.

From April 1, 2017 through March 31, 2020, we invested $80.5 million in property, plant and equipment.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.  The Ireland facility was sold in July 2017.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of 912,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060.  In accordance with the regulations of the Israel Land Authority, the Company is entitled to extend the lease agreement ending 2018 for an additional period of 49 years and is in the process of extending the lease agreement.  For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2020 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992.  Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs.  As of March 31, 2020, we owned a total of 159,000 square feet at our main manufacturing facility.  In addition to our owned space, since September 2000, Taro Canada has leased 75,000 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2025.  In December 2013, Taro Canada leased an additional 14,000 square feet of warehouse space near the two other facilities, which lease term continues to December 2021.  The mortgage on this building was repaid in November 2010.

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

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2020, 2019 and 2018, which are included elsewhere in this 2020 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2020		2019		2018
	Sales	Sales	Sales	% of total	Sales	% of total
	(in thousands)	net sales	(in thousands)	net sales	(in thousands)	net sales
United States	$495,673	77%	$537,111	80%	$549,174	83%
Canada	97,997	15%	83,970	13%	67,226	10%
Israel	42,817	7%	40,050	6%	38,223	6%
Other	8,282	1%	8,762	1%	7,290	1%
Total	$644,769	100%	$669,893	100%	$661,913	100%

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  A significant portion of our revenues is derived from sales to a limited number of customers.  If the Company were to experience a significant reduction in or loss of business with one or more of such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition, and results of operations could be materially adversely affected.  Three customers in the United States accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,
	2020		2019		2018
	Sales	% of total	Sales	% of total	Sales	% of total
Customer	(in millions)	net sales	(in millions)	net sales	(in millions)	net sales
Customer A	$83.9	13.0%	$81.4	12.1%	$101.2	15.3%
Customer B	$74.1	11.5%	$74.0	11.0%	$76.2	11.5%
Customer C	$50.7	7.9%	$61.3	9.2%	$75.1	11.4%

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

For the years ended March 31, 2020, 2019 and 2018, no product comprised 10% of our total consolidated sales.

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

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 2 to our consolidated financial statements, which are prepared in conformity with U.S. GAAP.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  We evaluate, on an ongoing basis, our estimates, including those related to bad debts, sales deductions, income taxes and contingencies.  We base our estimates on currently available information, our historical experience and various other assumptions that we believe to be reasonable under the circumstances.  The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources.  Since the factors underlying these assumptions are subject to change over time, the estimates on which they are based are subject to change accordingly.

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

Functional Currency Change to USD for Taro Canada.  Prior to April 1, 2019, the functional currency of the Company’s Canadian subsidiary was the Canadian dollar (“CAD”).  Accordingly, the financial statements of the Canadian subsidiary were translated into U.S. dollars (“USD”).  All balance sheet accounts were translated using the exchange rates in effect at the balance sheet date.  Amounts recorded in the Consolidated Statements of Operations were translated using the average exchange rate prevailing during the year.  The resulting translation adjustments were reported as a component of shareholders’ equity under accumulated other comprehensive income.

Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD. FASB ASC Topic 830, “Foreign Currency Matters,” requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change.  Management determined it would enact this change effective on April 1, 2019.  While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment, in which Taro Canada operates, have evolved over time.  As part of management’s functional currency assessment, changes in economic facts and circumstances were considered.  This included analysis of changes in management of operations, process, and composition of cash and marketable securities balances.  The Company has centralized different functions, including treasury and investment portfolio measurement, which resulted in a stronger focus on the USD currency for Taro Canada.  Additionally, as budgeting has also been centralized for the Company, Taro Canada has implemented budgeting in USD, whereas this was previously performed in CAD.  Taro Canada’s cash inflows consist primarily of USD cash balances and less of CAD, as also reflected in the budget.  The transfer of significant intangible assets to Taro Canada, as a result of winding down of TNA, has reduced the relevance of the foreign currency position on the balance sheet of Taro Canada.  The company decided to focus Taro Canada's sales market as the US market, with the majority of sales to the US denominated in USD. This was followed by centralizing budgets and facilitating effective netting and hedging activities.  Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while CAD cash balances will continue to produce a net outflow.

Management re-evaluated all indicators established in ASC 830-10-55-5 to determine the functional currency of Taro Canada.  Such indicators include i) cash flow, ii) sales price, iii) sales market, iv) expense, v) financing and vi) intercompany transactions and arrangements.  Management determined that the cash flow indicators and the sales market indicators were most relevant to Taro Canada operations and its primary economic environment.  At the time of the assessment adopted on April 1, 2019, cash flows generated by Taro Canada that relate to its individual assets and liabilities now directly affect the Company’s cash flows and are readily available for remittance to the Company.  The majority of cash flow from Taro Canada’s operations is denominated in USD with the sales market for Taro Canada’s products now mostly in the U.S.  Approximately 75% of Taro Canada’s revenue is to the U.S. market with over 80% of Taro Canada’s plant production, in terms of units, being produced for the US market.  Significant asset and liability line items on Taro Canada’s balance sheet are comprised almost solely (greater than 90%) of USD denominated transactions.  Furthermore, most of Taro Canada’s generated cash flows are now invested in USD based cash and cash equivalents or marketable securities.  Since such investments are short-term, cash is readily available for remittance to other Taro entities.  Thus, the USD is the primary currency from which Taro Canada generates and accumulates cash.

When considering all relevant facts together, management concluded that the USD best reflects the currency of the primary economic environment in which Taro Canada currently operates. Therefore, USD is the functional currency as a result of the change in the most significant economic facts and circumstances from cash flow and sales market indicators, as well as intra-entity transactions and arrangements, which are material to Taro Canada.  As a result, the Company adopted USD as the functional currency for Taro Canada effective April 1, 2019.

The change was accounted for prospectively from the date of the change in accordance with FASB ASC Topic 830.  The translated balances of monetary and nonmonetary assets and liabilities recorded in Taro Canada’s financial statements as of the end of the prior reporting period became the new accounting basis for those assets and liabilities in the period of the change.  To the extent the entity had monetary assets and liabilities denominated in the old functional currency, such balances created transactional gains and losses subsequent to the change in functional currency. The amount recorded in the currency translation adjustment account for prior periods was not reversed upon the change in functional currency. The exchange rate on the date of the change became the historical rate for subsequent re-measurement of nonmonetary assets and liabilities into the new functional currency.

The following table summarizes the impact on both consolidated net income and other comprehensive income (loss) utilizing USD as the functional currency of Taro Canada as of March 31, 2020, compared to the related impact if the functional currency of Taro Canada would have remained CAD (excluding FX from transactions denominated in CAD recorded in the respective period):

	USD as Functional Currency (in USD)*	CAD as Functional Currency (in USD)**
		(Unaudited Pro Forma)

Financial (income) expense, net - attributed to foreign translation gain	$(14,838)	$(46,667)
Other comprehensive loss - attributed to foreign currency translation adjustments	$(1)	$(92,959)

* Based on consolidated amounts of the Group.  Includes Taro Canada amounts reported in USD with USD as functional currency.

** Based on unaudited pro forma consolidated amounts of the Group.  Includes Taro Canada unaudited pro forma amounts reported in USD with CAD as functional currency.

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

Product returns.  Consistent with industry practice, we generally offer our customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”).  Product returns are identified by their manufacturing lot number.  Because we manufacture in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one-to-six month period.  As a result, although we cannot associate a product return with the actual shipment in which such lot was included, we can reasonably estimate the period (in months) over which the entire lot was shipped and sold.  We use this information to estimate the average time period between lot shipment (and sale) and return for each product, which we refer to as the “return lag.”  The shelf life of most of our products ranges between 18-36 months.  Because returns of expired products are heavily concentrated during the return period, and given our historical data, we are able to reasonably estimate return lags for each of our products.  These return lags are periodically reviewed and updated, as necessary, to reflect our best knowledge of facts and circumstances.  Using sales and return data (including return lags), the Company determines a return rate to estimate our return reserves.  We supplement this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, our planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of our return reserve.  We continuously monitor factors that could affect our estimates and revise the reserves as necessary.  Our estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2020, 2019 and 2018:

For the year ended March 31, 2020
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(109,763)	$(1,104,946)	$1,110,157	$(104,552)
Rebates and Other	(113,657)	(305,098)	348,125	(70,630)
Total	$(223,420)	$(1,410,044)	$1,458,282	$(175,182)

Current Liabilities
Returns	$(63,818)	$(37,258)	$39,670	$(61,406)
Other (2)	(33,497)	(77,537)	69,472	(41,562)
Total	$(97,315)	$(114,795)	$109,142	$(102,968)

For the year ended March 31, 2019
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(116,632)	$(1,086,800)	$1,093,669	$(109,763)
Rebates and Other	(133,221)	(377,568)	397,132	(113,657)
Total	$(249,853)	$(1,464,368)	$1,490,801	$(223,420)

Current Liabilities
Returns	$(70,865)	$(38,247)	$45,294	$(63,818)
Other (2)	(40,968)	(64,405)	71,876	(33,497)
Total	$(111,833)	$(102,652)	$117,170	$(97,315)

For the year ended March 31, 2018
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(112,071)	$(1,107,353)	$1,102,792	$(116,632)
Rebates and Other	(193,255)	(432,060)	492,094	(133,221)
Total	$(305,326)	$(1,539,413)	$1,594,886	$(249,853)

Current Liabilities
Returns	$(82,494)	$(49,265)	$60,894	$(70,865)
Other (2)	(43,370)	(60,677)	63,079	(40,968)
Total	$(125,864)	$(109,942)	$123,973	$(111,833)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes indirect rebates and amounts due to customers.

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

For the years ended March 31, 2020, 2019 and 2018, the Company did not record any impairment charges.

We estimate the fair value of goodwill using a two-step procedure.  First, we compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, we calculate the implied fair value of our goodwill by taking the excess of our market capitalization over the fair value of our assets other than goodwill and obligations.  An impairment is recorded for the difference between the implied fair value and carrying value of goodwill.  The implied fair value of goodwill and any potential impairment is sensitive to estimates of the fair value of other assets and liabilities.  We have not recorded any impairments of goodwill for the years ended March 31, 2020, 2019 and 2018.  Effective for the Company’s fiscal year beginning April 1, 2020, fair value of goodwill will be estimated using a one-step method in accordance with ASU 2017-04.

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

Recent Accounting Pronouncements that were recently adopted

In June 2018, the FASB issued, ASU No. 2018-07, “Compensation—Stock Compensation (Topic 718).”  The guidance focuses on expansion of scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees.  The guidance was effective for the Company fiscal year beginning April 1, 2019, including interim periods within that year.  The adoption of ASU 2018-07 does not have a material impact on our financial position and results of operations.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).”  The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.”  The updated guidance focuses on codification improvements to Topic 842 as part of the FASB improvement project.  The guidance was effective for the Company fiscal year beginning April 1, 2019 and interim periods within that year.  The adoption of ASU 2016-02 does not have a material impact on our financial position or results of operations.

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

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820).”  The guidance focuses on modification of disclosures, which includes the consideration of costs and benefits.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year.  The Company does not currently anticipate the adoption will have a material impact on our financial position or results of operations.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350).” The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year on a prospective basis.  The Company does not currently anticipate the adoption will have a material impact on our financial position or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326).”  The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  Guidance in Topic 326 applies to our financial instruments, such as investments that are generally of high credit quality and trade receivables.  Prior to Topic 326, under U.S. GAAP, an entity generally considered past events and current conditions when measuring credit losses.  The new guidance requires an entity to measure the allowance for expected credit losses by utilizing information, including historical data and current economic conditions, plus the use of reasonable supportable forecasts.  The guidance will be effective for the Company fiscal year beginning April 1, 2020, including interim periods within that year.  The Company is currently assessing the impact of the adoption of ASU 2016-13 on our financial position and results of operations.

RESULTS OF OPERATIONS

The following table sets forth selected items from our Consolidated Statements of Operations as a percentage of total sales:

	For the year ended March 31,
	2020	2019	2018
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	38.0%	33.5%	30.0%
Gross profit	62.0%	66.5%	70.0%
Operating expenses:
Research and development	9.3%	9.4%	10.6%
Selling, marketing, general and administrative	14.5%	13.4%	13.3%
Settlements and loss contingencies	0.0%	(0.5%)	0.3%
Total operating expenses	23.8%	22.3%	24.2%
Operating income	38.2%	44.2%	45.8%
Financial (income) expense, net	(7.5%)	(8.8%)	1.9%
Other gain, net	0.5%	0.3%	0.3%
Income before income taxes	46.2%	53.3%	44.2%
Tax expense	8.3%	11.2%	12.4%
Income from continuing operations	37.9%	42.1%	31.8%
Net loss from discontinued operations attributable to Taro	*	*	*
Net income	37.9%	42.1%	31.8%
Net income (loss) attributable to non-controlling interest	*	0.1%	(0.2%)
Net income attributable to Taro	37.9%	42.2%	32.0%

*	Less than 0.05%

YEAR ENDED March 31, 2020 COMPARED WITH YEAR ENDED March 31, 2019

Sales.  For the year ended March 31, 2020, sales decreased $25.1 million, or 3.7%, compared to the same period in 2019.  Sales in the United States during the year ended March 31, 2020 decreased $41.4 million or 7.7%, compared to the same period in 2019.  We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA. There are no products in the year ended March 31, 2020 or 2019 that represent more than 10.0% of consolidated net sales.  The Company actively manages its product portfolio to assess pricing relative to market dynamics.  Sales in Israel and other international markets increased $2.3 million, or 4.7%, primarily due to new launches and increased market share on certain products.  Sales in Canada increased $14.0 million, or 16.7%, compared to the year ended March 31, 2019, due to Taro’s distribution of Sun and Ranbaxy products in Canada beginning in the year ended March 31, 2019, and new launches and increased market share on certain products.  Total Company volumes increased 3.2% as compared to 2019.

Cost of Sales.  Cost of sales, as a percentage of net sales, increased to 38.0% in the year ended March 31, 2020, compared to 33.5% in 2019.  This increase is primarily related to higher product costs due to increased sales volumes compared to prior year, one-time costs and the challenging pricing environment affecting net selling price.

Gross Profit.  The Company’s gross profit was $399.7 million, or 62.0% of net sales, in the year ended March 31, 2020, while gross profit was $445.7 million, or 66.5% of net sales in the same period in 2019.  The decrease in 2020 was primarily the result of the product mix throughout the year.

Research and Development.  Research and development (“R&D”) expenses decreased $3.5 million in the year ended March 31, 2020, compared to the previous year.  This decrease is principally due to timing and types of clinical studies and our continuous evaluation and rationalization of our portfolio.  As a percentage of net sales, R&D expenses decreased 0.1% to 9.3% in the year ended March 31, 2020, compared to the previous year.

Selling, Marketing, General and Administrative.  In the year ended March 31, 2020, selling, marketing, general and administrative (“SMG&A”) expenses increased $3.4 million.  As a percentage of net sales, SMG&A increased to 14.5% from 13.4%.  This increase is primarily related to increased legal fees and freight costs, in addition to higher insurance and other one-time expenses, partially offset by an overall decrease in personnel costs.

Settlements and Loss Contingencies.  Settlements and loss contingencies income was $0.0 million in the year ended March 31, 2020, compared to an income of $3.7 million in 2019, primarily due to a settlement on IP litigation in Israel in 2019.

Operating Income.  In the year ended March 31, 2020, the Company had operating income of $246.5 million compared to $296.2 million in the same period in 2019, a decrease of $49.7 million.  Operating income, as a percentage of sales, decreased to 38.2% in the year ended March 31, 2020 from 44.2% in the same period in 2019.

Financial (Income) Expense, Net.  Financial (income) expense, net, results principally from interest income and the impact of foreign currency exchange rate fluctuations.  Net financial income was $48.5 million in the year ended March 31, 2020, compared to income of $58.9 million for the year ended March 31, 2019.  The change in financial (income) expense, net, is the result of FX income of $14.8 million in 2020, compared to FX income of $25.3 million in 2019 ─ an unfavorable impact of $10.5 million, principally the result of the commencement of hedging accounting in accordance with ASU No. 2017-12 and the change in our Canadian subsidiary’s functional currency to the U.S. dollar.  Taro Canada’s FX income decreased $12.5 million compared to 2019, offset by an increase in interest and other financial income of $0.1 million from $33.5 million in 2019, to $33.6 million in 2020.

Taxes.  Tax expense in the year ended March 31, 2020 was $53.5 million, compared to $74.7 million in the same period in 2019, a decrease of $21.2 million, principally the result of non-recurring items in the current year.  The effective tax rate decreased to 17.9% from 20.9%.

Net Income attributable to Taro.  Net income decreased $37.5 million to $244.2 million for the year ended March 31, 2020, compared to $281.8 million in the prior year, by reason of the factors noted above.

YEAR ENDED March 31, 2019 COMPARED WITH YEAR ENDED MARCH 31, 2018

Sales.  For the year ended March 31, 2019, sales increased $8.0 million, or 1.2%, compared to the same period in 2018.  Sales in the United States during the year ended March 31, 2019, decreased $12.1 million or 2.2%, compared to the same period in 2018.  We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures and a higher ANDA approval rate from the FDA.  There are no products in the year ended March 31, 2019 or 2018 that represent more than 10.0% of consolidated net sales.  The Company actively manages its product portfolio to assess pricing relative to market dynamics.  Sales in Israel and other international markets increased $3.3 million, or 7.2%, primarily due to new launches and increased market share on certain products.  Sales in Canada increased $16.7 million, or 24.9%, compared to the year ended March 31, 2018, due to Taro’s distribution of Sun and Ranbaxy products in Canada in the year ended March 31, 2019, new launches and increased market share on certain products.  Total Company volumes increased 7.5% as compared to 2018.

Cost of Sales.  Cost of sales, as a percentage of net sales, increased to 33.5% in the year ended March 31, 2019, compared to 30.0% in 2018.  This increase is primarily related to increased sales volumes compared to the prior year and challenging pricing environment affecting net selling price, partially offset by the product mix and the favorable foreign exchange.

Gross Profit.  The Company’s gross profit was $445.7 million, or 66.5% of net sales, in the year ended March 31, 2019, while gross profit was $463.5 million, or 70.0% of net sales, in the same period in 2018.  The decrease in 2019 was primarily the result of a higher cost of sales, as noted above.

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

Operating Income.  In the year ended March 31, 2019, the Company had operating income of $296.2 million compared to $303.0 million in the same period in 2018, a decrease of $6.8 million.  Operating income, as a percentage of sales, decreased to 44.2% in the year ended March 31, 2019, from 45.8% in the same period in 2018.

Financial (Income) Expense, Net. Financial (income) expense, net, results principally from interest income and the impact of foreign currency exchange rate fluctuations.  Net financial income was $58.9 million in the year ended March 31, 2019, compared to an expense of $12.5 million for the year ended March 31, 2018.  The change in financial (income) expense, net, is the result of FX income of $25.3 million in 2019, compared to FX expense of $32.5 million in 2018 ─ a favorable impact of $57.8 million, principally the result of the strengthening of the U.S. dollar versus the CAD, in addition to an increase in interest and other financial income from $19.9 million in 2018, to $33.5 million in 2019.

Taxes.  Tax expense in the year ended March 31, 2019, was $74.7 million, compared to $82.0 million in the same period in 2018, a decrease of $7.2 million.  The effective tax rate decreased to 20.9% from 28.0%.  During the third quarter of year ended March 31, 2018, the Company recorded a $38.0 million expense for the impact of the re-measurement of the Company’s estimated net deferred tax asset as a result of the Tax Cuts and Job Act.  Excluding the impact from the one-time re-measurement, tax expense would have been $44.0 million with an effective tax rate of 15.0%.  The Company recognized $0.9 million of investment tax credits.

Net Income attributable to Taro.  Net income increased $70.6 million to $281.8 million for the year ended March 31, 2019, compared to $211.2 million in the prior year by reason of the factors noted above.

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

The following table sets forth the annual rate of (deflation) inflation, the (appreciation) devaluation rate of the NIS and the CAD against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the CAD at the end of the period indicated:

	Rate of (Deflation) Inflation		Rate of (Appreciation) Devaluation Against U.S. Dollar		Rate of Exchange of U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2020	0.00%	0.89%	(1.65%)	6.02%	3.57	1.41
3/31/2019	1.40%	1.88%	3.42%	3.10%	3.63	1.33
3/31/2018	0.20%	2.31%	(3.31%)	(3.01%)	3.51	1.29

(1)	Bank of Israel.
(2)	J.P. Morgan Chase.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term marketable securities, increased $59.4 million from March 31, 2019 to $1,108.7 million at March 31, 2020.  Total shareholders’ equity increased from $1,911.1 million at March 31, 2019, to $2,109.8 million at March 31, 2020.

On November 5, 2018, the Company announced that its Taro Board of Directors declared a $500 million special cash dividend on Taro ordinary shares. The special dividend of $12.86 was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares.  On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares.  In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share.

Net cash provided by operating activities for the year ended March 31, 2020 was $271.6 million, compared to $323.7 million, in the year ended March 31, 2019.  For the year ended March 31, 2020, the Company had net cash used in investing activities of $298.2 million compared to net cash provided by investing activities of $257.1 million for the year ended March 31, 2019.  For the year ended March 31, 2020, the Company had net cash used in financing activities of $27.0 million compared to $588.8 million for the year ended March 31, 2019.

The change in our liquidity for the year ended March 31, 2020 resulted from a number of factors, including:

•

Net cash provided by operating activities consists primarily of net income of $244.6 million; in addition to depreciation and amortization of $21.4 million; a decrease in income tax receivable of $10.9 million; deferred income taxes, net, of $7.6 million; an increase in income tax payables of $5.6 million; a decrease in trade receivables, net, of $2.7 million; and an increase in other accounts payable and accrued expenses of $1.4 million.  This was offset by foreign exchange effect of marketable securities and bank deposits of $11.6 million; a decrease in trade payables of $6.2 million; an increase in inventories, net, of $5.0 million; and a change in derivative instruments, net, of $2.6 million.

•

Net cash used in investing activities consists principally of investment in marketable securities of $1,222.2 million; and purchase of property, plant, and equipment of $26.6 million; offset by proceeds from marketable securities of $952.4 million.

•	Net cash used in financing activities consists of purchase of treasury stock for $27.0 million in accordance with our repurchase program.

Debt

As of March 31, 2020, the Company did not have any debt outstanding.

During the year ended March 31, 2020, we did not incur any indebtedness, including increases in our borrowing capacity under any refinancing.

Liquidity

On March 31, 2020, we had total cash and cash equivalents and short-term marketable securities of $1.1 billion and no indebtedness.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of March 31, 2020 and 2019, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had no available and undrawn credit facilities in place at March 31, 2020.

Capital Expenditures

We invested $26.6 million in capital equipment and facilities in the year ended March 31, 2020 and $27.0 million in the year ended March 31, 2019.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada, expanding our serialization capabilities, and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain research and development, manufacturing, and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2020 Annual Report.)

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

For the years ended March 31, 2020, 2019 and 2018, we spent $59.8 million, $63.2 million and $70.4 million, respectively, on research and development activities.  We estimate that research and development expenses were allocated 70% to generic pharmaceuticals, 20% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry for the year ended March 31, 2020.

Pharmaceutical Products

In the year ended March 31, 2020, we received 8 ANDA approvals.  As of March 31, 2020, we have 6 tentatively approved products developed/manufactured in Canada and Israel.  The following table sets forth the final approvals received in the United States from the FDA from April 1, 2019 through March 31, 2020, and tentative approvals as of March 31, 2020:

FINAL ANDA APPROVALS

Brand Name

Naftifine HCl Topical Gel 2%

Clobazam Oral Suspension 2.5mg/ml

Dapsone Topical Gel 7.5%

Iloperidone Tablets 1mg, 2mg, 4mg, 6mg, 8mg, 10mg, 12mg

Benzoyl Peroxide; Clindamycin Phosphate Topical Gel 2.5%;1.2%

Azelaic Acid Topical Gel 15%

Azithromycin Powder for Oral Suspension 100mg/5ml, 200mg/5ml

Clindamycin Phosphate Topical Foam 1%

Naftin® Onfi® Aczone® Fanap® Acanya ® Finacea® Zithromax® Evoclin®

TENTATIVE ANDA APPROVALS

Ivermectin Topical Lotion 0.5%

Imiquimod Topical Cream 3.75%

Magnesium Sulf.; Potassium Sulf.; Sodium Sulf. Oral Solution 1.6g/3.13g;17.5g/bottle

Tavaborole Topical Solution 5%

Perampanel Tablets 2mg, 4mg, 6mg, 8mg, 10mg, 12mg

Diclofenac Sodium Topical Solution 2%*

Sklice® Zyclara® Suprep Bowel Prep Kit® Kerydin® Fycompa® Pennsaid®

*Indicates tentative approval received during the year ended March 31, 2017.

As of March 31, 2020, 18 of our ANDAs, not including the tentative approvals listed above, were being reviewed by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

Patents, Trademarks and Licenses

We have filed and received patents, and obtained licenses in the United States and other countries for a variety of products, processes, formulations, syntheses, and methods of treatment.

We do not believe that any single patent is of material importance to us in relation to our current commercial activities.

We have registered trademarks in the United States, Canada and other countries.  Taro U.S.A. typically does not use product trademarks in the sale and marketing of its generic multi-source non-innovator products.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2020:

	Payments due by period (in millions)
Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$2.67	$1.66	$1.00	$—	$—
Other long-term liabilities (1)	8.76	3.01	2.70	1.88	1.17
Total	$11.43	$4.67	$3.70	$1.88	$1.17

(1)	Includes tax liability, deferred revenue, severance commitments, and other.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2020:

Name	Age	Position
Dilip Shanghvi	64	Director and Chairman of the Board
Abhay Gandhi	55	Director and Vice Chairman of the Board
Sudhir Valia	63	Director
Uday Baldota	50	Director and Chief Executive Officer
Linda Benshoshan	54	Director and Chairwoman of the Audit Committee
Robert Stein, M.D., Ph.D.	69	Director
Dov Pekelman	80	Director and Chairman of the Social Responsibility Committee
James Kedrowski	68	Director
Daphne Huang*	49	Vice President, Chief Financial Officer and Chief Accounting Officer
Erik Zwicker**	40	Vice President, General Counsel and Secretary
Avi Avramoff, Ph.D.	55	Vice President, Head of R&D
Itamar Karsenti	48	Vice President, Head of Operations
Michele Visosky	54	Vice President, Head of Human Resources
Jayesh Shah	64	Head of Procurement
Chantal LeBlanc	57	Vice President, Head of Quality
Richard Glaze	54	Vice President, Head of Information Technology
Ori Gutwerg	46	Vice President, Head of U.S. Generics Rx

*	Joined the Company on April 6, 2020
**	Joined the Company on April 13, 2020

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law of Mr. Dilip Shanghvi.  Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as Director and Chairman from September 2010 to April 2012.  He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry.  A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2017 Entrepreneur of the Year Award from AIMA (All India Management Association), the 2016 PADMA SHRI (Fourth Highest Civilian Award in the Republic of India) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011.  He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005.  A prestigious non-profit management association of India, Indore Management Association (IMA), presented Mr. Shanghvi with the IMA Lifetime Outstanding Achievement Award in 2018.  Tel Aviv University, Israel’s largest and most comprehensive institution of higher learning, granted Mr. Shanghvi an honorary doctorate in 2019.  Chemtech Foundation presented Mr. Shanghvi with the “Lifetime Achievement” - Chemtech CEO Leadership & Excellence Award for 2019.  Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

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

Sudhir Valia became a member of the Taro Board in September 2010.  Mr. Valia joined Sun Pharma as a director in January 1994 and was a whole-time director until May 2019. He is now a non-executive director of Sun Pharma.  Mr. Valia is the recipient of the CNBC TV 18’s CFO Awards for best performing CFO in the Pharma/Healthcare sector in 2012, 2009 and 2006.  He also received the “Adivasi Sevak Puraskar” award from the Government of Maharashtra in 2008-2009.  Prior to joining Sun Pharma, Mr. Valia was a chartered accountant in private practice.  Mr. Valia is a Director of various companies, including Shantilal Shanghvi Foundation and Sun Pharma Advanced Research Company Ltd.  Mr. Valia is a qualified chartered accountant in India.

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

Linda Benshoshan became a member of the Taro Board in December 2016 and serves as the Chairwoman of the Audit Committee and is a member of the Compensation Committee. She served as a member of the board of Israel Discount Bank from November 2014 until May 2017.  Mrs. Benshoshan has been a partner at FORMA Real Estate Funds since November 2016 and a board member of Energix Renewable Energies Ltd. (TASE: ENRG).  She is External Director at MRR Thirteen Limited and External Director at PRIORTECH LTD.  Over the last five years, Mrs. Benshoshan has served in various capacities within the finance and academic sphere, including, as a member of the advisory board at ALTO Real Estate Funds; and an External Director and Chairwoman of the investments committee at ‘Rom’ Study Fund.  Mrs. Benshoshan holds a B.A. in Economics and Sociology and an M.B.A.in Finance and Banking, from the Hebrew University of Jerusalem.

Robert Stein, M.D., Ph.D. became a member of the Taro Board of Directors in February 2020 and serves on the Audit and Compensation Committee.  Dr. Stein has medical and scientific training and has 40 years of Research and Development leadership experience in both pharmaceutical and biotechnology companies.  He currently is an Operating Partner at Samsara Biocapital and also consults widely for pharma, biotech, and academia.  Dr. Stein has led R&D across all the major therapeutic areas and has made significant contributions to over nine registered medicines and thirteen monoclonal antibodies currently in late-stage clinical development.  From 1980 to 1990, he was at Merck, Sharpe, and Dohme Research Labs where he was Head of Pharmacology.  From 1990 to 1996 he was the first head of R&D at Ligand Pharmaceuticals. From 1996 to 2001, he was EVP of Research and Preclinical Development at DuPont-Merck / DuPont Pharmaceuticals.  He then spent five years as President of R&D at Incyte, five years as President of Roche Palo Alto (formerly Syntex), three years as CEO of Kinemed, and five years as President, R&D at Agenus.  Dr. Stein holds a B.S. with Honors in Biology and Chemistry from Indiana University, where he was a National Merit Scholar.  He has an M.D. and a Ph.D. in Physiology and Pharmacology from Duke University Medical and Graduate Schools.  He is a member of Phi Beta Kappa, Alpha Omega Alpha, and Sigma Xi Honor Societies.  Dr. Stein completed his Internship and Residency at Duke, as well, and is Board Certified in Anatomic and Clinical Pathology.  He is a member of the College of American Pathology, the New York Academy of Sciences, the American Association of Cancer Research, and the American Society of Clinical Oncology.  Dr. Stein also has served on the Board of Directors for Geron, DiaDexus, and Archemix.  He currently is a member of the Boards of Directors for Protagenic Therapeutics and Immunogenesis.  Dr. Stein is a member of the Scientific Advisory Board for the Drug Development Institute of the James Comprehensive Cancer Center of Ohio State University.

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

Daphne Huang became Vice President, CFO and Chief Accounting Officer in April 2020.  Ms. Huang has over 20 years of senior executive experience in finance, most recently serving as Chief Financial Officer at Humanwell Healthcare USA & Puracap International, having financial oversight of their generic pharmaceutical and OTC portfolios.  Prior to Humanwell, Ms. Huang held progressively responsible positions in the financial service sector and debt capital markets working for companies such as PriceWaterhouseCoopers, FleetBoston, GE Capital and HSBC.  Ms. Huang earned an MBA in Finance and Management from the Leonard N. Stern School of Business at New York University, and a BBA in Accounting from Baruch College.

Erik Zwicker, J.D., joined our Company in April 2020 as Vice President, General Counsel and Secretary. He is currently responsible for the Company’s global legal function. Prior to joining Taro, Mr. Zwicker was Head of Legal and Chief Compliance Officer at Roivant Sciences, Inc. Prior to Roivant, Mr. Zwicker was Deputy Chief Governance Officer at Bridgewater Associates, LP. In addition, Mr. Zwicker’s experience includes serving as an Assistant U.S. Attorney in the United States Attorney’s Office for the District of Columbia and as an Assistant Attorney General in the Connecticut Attorney General’s Office. He has also penned various publications in the field of law. Mr. Zwicker holds a Bachelor of Arts degree from Princeton University, a Masters of Bioethics degree, which he earned while on a Fulbright Scholarship at Monash University in Melbourne, Australia, and a J.D. from Harvard Law School.

Avi Avramoff, Ph.D. joined our Company in October 2011 as Vice President, Head of R&D.  He is responsible for the Company’s generic and innovative new product development, the management of the R&D Pharma and Chemistry, R&D Analytical Laboratories, Preclinical, Pharmacokinetic and Clinical Studies, Regulatory Affairs, R&D Project Management and Pharmacovigilance in all of Taros’ sites.  In addition, he is involved in the new product introduction process from selection to launch and Portfolio Management.  He has penned various publications and abstracts in the field of pharmacy, as well as several patents and patent applications.  Prior to joining our Company, Dr. Avramoff worked as Vice President, Research & Development at Dexcel Pharma.

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

Michele Visosky joined our Company in January 2004 in the Human Resources department.  She is currently Vice President, Head of Human Resources and heads the department in Canada, Israel and the United States.  Ms. Visosky has over 27 years of human resources experience, the majority of which were spent in management level roles.  Prior to joining Taro, Ms. Visosky worked at Micro Warehouse, Inc. and PricewaterhouseCoopers LLP, holding progressively responsible human resources positions, with the last one as Senior Vice President, Human Resources.

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

Chantal LeBlanc joined our Company in August 2014 and currently serves as Vice President, Head of Quality.  Ms. LeBlanc is responsible for the Quality and cGMP compliance activities at our Canada and Israel manufacturing locations as well as our operations in the United States.  Ms. LeBlanc has 35 years of experience in the biotechnology and pharmaceutical industries.  Prior to joining Taro, Ms. LeBlanc was the Global Quality Director of GSK Vaccines in Belgium from 2007 to 2014.  Prior to GSK, Ms. LeBlanc was a Quality/Compliance expert for 10 years.  Ms. LeBlanc started her career as a Quality site Director for Kempac- Polylab Inc. then Pharmascience Inc. in Montreal for a cumulative of 12 years.  Ms. LeBlanc qualified as a Health Canada field inspector in 2001.

Richard (“Rich”) Glaze joined our Company in June 2016 as Vice President, Head of Information Technology.  Mr. Glaze is responsible for overseeing the development and maintenance of a secure Information Technology environment as well as leading innovative IT programs to enable the Company’s strategic business vision.  He has over 25 years of global professional IT experience.  Most recently, Rich served as the Vice President and Head of IT for the Critical Care Division of Mallinckrodt Pharmaceuticals Inc. (Ikaria). Prior to Mallinckrodt, he held senior IT leadership roles at Hospira, a large global generics pharmaceutical concern and at Johnson & Johnson where he held a number of IT assignments during his ten-year tenure there.  Rich began his IT career in consulting and worked at Accenture, IBM, as well as Bearing Point LLP.  Rich holds a Bachelor of Science degree in Engineering from Princeton University, and an MBA from New York University Stern School of Business.

Ori Gutwerg joined our Company in April 1, 2019, as Vice President, Head of US Generics Rx. Mr. Gutwerg is responsible for Taro's US Generic Rx business including developing and executing strategies to meet targets, promoting sales growth, and building the pipeline portfolio. Mr. Gutwerg has over 17 years of experience in the pharmaceutical industry.  Prior to joining Taro, he held positions with Xiromed US, Perrigo Pharmaceuticals, and Agis Group. He has managed sales teams, built a commercial operations team, led M&A due diligence activities, and negotiated new business development and joint venture agreements. Mr. Gutwerg has an MBA from Recanati School of Business Administration and a Bachelor of Science in Communications and Economics from The College of Management.

B. COMPENSATION

Our directors, other than those identified in this paragraph, are paid NIS 148,575 (NIS 149,012 effective March 1, 2020) per year for their service as directors and NIS 5,715 (NIS 5,732 effective March 1, 2020) for each board and committee meeting they attend, linked to the Israeli consumer price index, or CPI, for their service as directors.  Dilip Shanghvi and Sudhir Valia earned approximately $1.7 million and $0.5 million during the year ended March 31, 2020, respectively, for their duties as directors. During the year ended March 31, 2020, Mr. Dov Pekelman received an annual fee of NIS 244,725 (NIS 245,545 effective March 1, 2020) due to his role in the establishment of a Social Responsibility Committee.  The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We incurred an aggregate of approximately $6.1 million in compensation expenses paid to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended March 31, 2020.  In addition, approximately $0.3 million was set aside in fiscal 2020 to provide certain executive officers and directors with pension, retirement or similar benefits.  During the year ended March 31, 2020, the Company’s executive officers and directors did not receive any options to purchase Taro’s ordinary shares or other equity incentive awards.

As of March 31, 2020, the Company’s executive officers and directors held no options to purchase ordinary shares or other equity incentive awards.

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

Our Board currently consists of eight directors.  The following members of our Board have been determined to be independent within the meaning of applicable NYSE regulations: Linda Benshoshan, Dr. Robert Stein and Dov Pekelman.

Under the Israeli Companies Law, the board of directors of a public company must hold at least one meeting every three months.

Statutory External Directors

Qualifications of Statutory External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares, inter alia, are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public, are generally required to have at least two statutory external directors.  The Israeli Companies Law provides that a person may not be elected as a statutory external director if the person is a relative of a controlling shareholder and/or the person or the person’s relative (as defined below), partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as a statutory external director, or had, during the two years preceding that date, any affiliation (as defined below) with:

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

The Israeli Companies Law defines the term “office holder” as general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any director or manager who reports directly to the general manager.

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

For purposes of determining a controlling shareholder, Section 1 of the Israeli Companies Law defines “control” by reference to the definition of the Israeli Securities Law, 5728-1968 (the “Securities Law”), which defines “control” as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of means of control of the corporation.  “Means of control” in Section 1 of the Securities Law is defined as any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.

The definition of “personal interest” under the Israeli Companies Law is provided in Item 10.B below, under “Approval of Specified Related Party Transactions Under Israeli Law and Our Articles of Association—Disclosure of Personal Interest of an Office Holder.”

The initial term of a statutory external director is three years and may be extended for two additional consecutive terms of three years each, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include either of the criteria described above with respect to his or her initial election; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved by a majority at a shareholders meeting, which majority must include either of the criteria described above with respect to his or her initial election.  In accordance with the regulations under the Israeli Companies Law, companies whose securities are listed on one of a number of non-Israeli stock exchanges (including the NYSE, where our ordinary shares are listed) may re-appoint an external director for additional three-year terms, in excess of the nine years described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company.  The same special majority is required for election of the statutory external director for each additional three-year term (as was required for the initial term), with the additional requirement that the arguments of the board of directors and audit committee in favor of election for such additional term, and the number of terms already served by the external director, be presented to the general meeting prior to the vote.

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

Linda Benshoshan and Dr. Robert Stein currently serve as statutory external directors on the Company’s Board.  Our Board has determined that Linda Benshoshan possesses accounting and financial expertise, whereas Dr. Robert Stein possesses professional competence, as required of our statutory external directors under the Israeli Companies Law.

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

Board Committees

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

Audit Committee

Composition

Under the Israeli Companies Law and our Articles of Association, our Board is required to appoint an audit committee of at least three directors, a majority of whom must be unaffiliated directors, and which must include all statutory external directors (at least two), but excludes:

•	the chairman of the board of directors;
•

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

A person who is not qualified to serve as a member of the audit committee may not be present at the committee’s meetings and at the time resolutions are adopted thereby, unless such person’s participation is requested by the committee in order to present to the committee a particular matter.

Currently, our Audit Committee consists of the following directors: Linda Benshoshan, Dr. Robert Stein, and Dov Pekelman, all of whom have been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC.  Linda Benshoshan and Dr. Robert Stein are statutory external directors.  Linda Benshoshan is the chairwoman of our Audit Committee.

Duties and Authorities

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

The Audit Committee has reviewed and discussed with our management our audited consolidated financial statements as of and for the year ended March 31, 2020.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 1310, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board.  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2020 Annual Report.

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

Compensation Committee

Composition

On February 4, 2013, the Company established a Compensation Committee to comply with the requirements of Amendment No. 20 to the Israeli Companies Law (“Amendment 20”), which was effective as of December 2012.  Currently, our Compensation Committee consists of the following directors: Linda Benshoshan (who serves as chairwoman of the committee), Dr. Robert Stein, and Dov Pekelman, each of whom has been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC, and all of our statutory external directors are members of the Compensation Committee.

Authorities Related to Compensation and Compensation Policy

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

The compensation policy serves as the basis for setting the employment and compensation terms of our officers.  The compensation policy also relates to certain other factors, including advancement of our objectives, our work schedule and long-term strategy, and creation of appropriate incentives for executives.  The policy also takes into account our risk management, size and the nature of our operations.  As required under the Israeli Companies Law, our compensation policy also considers the following factors:

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

As further required under the Israeli Companies Law, our compensation policy also addresses the following principles:

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an internal auditor proposed by the Audit Committee.  The internal auditor may not be an interested party (i.e., a holder of 5% or more of the voting rights in the company or of the issued share capital), the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors, or a relative of an office holder or of an interested party, nor may the internal auditor be our external independent auditors or their representatives.  The Audit Committee is required to oversee the activities and to assess the performance of the internal auditor, as well as to review the internal auditor’s work plan.  The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure.  On February 6, 2019, David Kinzelberg became the internal auditor of the Company.  The internal auditor has the right to demand that the chairman of the Audit Committee convene an Audit Committee meeting, and the internal auditor may furthermore participate in all Audit Committee meetings.

D. EMPLOYEES

The following table sets forth the number of full-time equivalents as of March 31, 2020:

	United States *	Canada	Israel	Total
Sales and Marketing	124	41	31	196
Administration	72	40	45	157
Research and Development	15	73	121	209
Production and Quality Control	—	399	503	902
Total	211	553	700	1,464

The following table sets forth the number of full-time equivalents as of March 31, 2019:

	United States *	Canada	Israel	Total
Sales and Marketing	119	41	34	194
Administration	73	37	45	155
Research and Development	14	70	128	212
Production and Quality Control	—	393	510	903
Total	206	541	717	1,464

The following table sets forth the number of full-time equivalents as of March 31, 2018:

	United States *	Canada	Israel	Total
Sales and Marketing	173	37	32	242
Administration	74	35	45	154
Research and Development	15	75	129	219
Production and Quality Control	—	377	498	875
Total	262	524	704	1,490

*	In the United States, distribution employees are included in the Sales and Marketing category.

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

The Collective Bargaining Agreement dated April 6, 2011, as amended and extended by the collective bargaining agreement dated January 5, 2017, among Taro Israel, the Histadrut Trade Union and Taro’s Israel’s Employees Committee on behalf of Taro’s Israeli employees ended December 31, 2019 (the “Collective Bargaining Agreement”).  The Collective Bargaining Agreement has a term of three years and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term.  We received notice and have negotiated a new collective bargaining agreement, which is being drafted by the parties.  The Collective Bargaining Agreement memorialized current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances.  Under Section 14 of the Severance Pay Law (“Section 14”), in the event of termination of the employer-employee relationship, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay.  Since 2011, the Company’s obligations to the employees’ pension plan have been governed by the Collective Bargaining Agreement, including our severance obligations and the provision rates to the various provident funds.  We are complying with these obligations.  We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or Managers’ Insurance.  These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a pension or a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment.  In addition to the severance pay, each employee contributes an amount equal to 5.75% - 7.0% of their salary towards their pension plan.  The Company contributes an additional sum between 6.25% - 7.5% of the employee’s salary.  Beginning in July 2016, the minimum numbers increased according to Israeli law. Since January 2017, employees contribute at least 6% of their salary toward their pension plan, and the Company contributes an additional sum of at least 6.5% of the employee's salary.  Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance.  The payments to the National Insurance Institute are approximately 19.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.0% and we contribute approximately 7.5%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2020.  The percentage of ownership is based on ordinary shares outstanding as of March 31, 2020.  None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Dilip Shanghvi (1)	—	0.0%
Abhay Gandhi	—	0.0%
Sudhir Valia (2)	—	0.0%
Uday Baldota	—	0.0%
Linda Benshoshan	—	0.0%
Robert Stein, M.D., Ph.D.	—	0.0%
Dov Pekelman	—	0.0%
James Kedrowski	—	0.0%
Daphne Huang**	—	0.0%
Erik Zwicker***	—	0.0%
Avi Avramoff, Ph.D.	—	0.0%
Itamar Karsenti	—	0.0%
Michele Visosky	*	*
Jayesh Shah	—	0.0%
Chantal LeBlanc	—	0.0%
Richard Glaze	—	0.0%
Ori Gutwerg	—	0.0%
Total for all directors and officers (17 persons) listed above, as a group	*	*

*	Less than 0.1%
**	Joined the Company on April 6, 2020

***	Joined the Company on April 13, 2020

(1)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.7% of Sun Pharma.  As of March 31, 2020, Sun Pharma and its affiliates owned 77.1% of Taro’s outstanding ordinary shares.

(2)	Sudhir Valia is also a director of Sun Pharma. As of March 31, 2020, Sun Pharma and its affiliates owned 77.1% of Taro’s outstanding ordinary shares.

The following table sets forth certain information regarding the ownership of our founders’ shares as of March 31, 2020.  The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2020.

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

As of March 31, 2020, the directors and executive officers listed above held no options to purchase our ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2020, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares.  Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares.  The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares.  Percentage ownership is based on 38,258,077 ordinary shares outstanding as of March 31, 2020.

Name	Ordinary Shares Beneficially Owned		Percent of Ordinary Shares Outstanding
Sun	29,497,813	(1)	77.1%

(1)	As reported on the Schedule 13D/A filed by Sun on November 27, 2013.

During the year ended March 31, 2014, the percent of ordinary shares owned by Sun increased from 65.9% to 68.9% due to our repurchase of 1,959,514 ordinary shares in December 2013.  During each of the years ended March 31, 2015 and 2016, there was no significant change in Sun’s ownership of our ordinary shares.  During the year ended March 31, 2017, the percentage of ordinary shares owned by Sun increased to 72.8% due to the repurchase of 2,252,725 shares during the year.  During the year ended March 31, 2018, the percentage of ordinary shares owned by Sun increased to 74.8% due to the repurchase of 1,085,694 shares during the year.  During the year ended March 31, 2019, the percentage of ordinary shares owned by Sun increased to 76.5% due to the repurchase of 888,719 shares during the year.  As of March 31, 2020, Sun’s ownership percentage increased 0.6% to 77.1%, due to the repurchase of 280,719 ordinary shares during the year.

Founders’ Shares

At the formation of our Company in 1959, two classes of shares were created, founders’ shares and ordinary shares.  One-third of the voting power of all of our voting shares is allocated to the founders’ shares.  Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2020, Sun controlled 84.7% of the voting power in our Company by reason of its (i) beneficial ownership of an aggregate of 77.1% of our ordinary shares and (ii) ownership of the founders’ shares.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 84.7% of the voting power in our Company as of March 31, 2020, Taro has substantial relationships with Sun.  Certain Taro Board members are also members of various Sun entities’ boards of directors, including our Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain Taro officers and executives are also executives of Sun.

Arrangements with Sun

Since 2013, in the ordinary course of business, Taro has entered into various commercial transactions, including product distribution and logistics, manufacturing and service agreements, with Sun.  The Company reviews each of these transactions and believes that the terms of these transactions are comparable to those offered by or that could be obtained from unrelated third parties.  Pursuant to Israeli requirements, all material transactions with Sun have been presented to the Audit Committee, which has determined whether any such transaction is considered extraordinary, as defined in the Israeli Companies Law and whether shareholder approval is required for such transaction.  The Audit Committee has further determined the Israeli Companies Law approval requirements that are applicable to the different types of transactions entered into with Sun.

Services Arrangement

Sun and Taro renewed a services arrangement (the “Services Agreement”), effective April 1, 2019, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), OTC, Management, Procurement, certain aspects of Commercial and Customer Service, Finance (Accounts Receivable, Accounts Payable, Government Pricing, Gross-to-Net and Tax Compliance), Regulatory Affairs (Canada only), Supply Chain, Travel Related Services, and Generic Rx (chargeback and rebate maintenance) (each a “Service Area”).

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

Products Related Arrangements

In April 2017, our Board of Directors approved for Taro to negotiate an agreement with Sun whereby Taro's U.S. branded products team will advertise and promote a combined portfolio of Taro and Sun corticosteroid products.  The agreement between Taro U.S.A. and Sun went into effect on May 1, 2017.  Under this agreement, Sun sold its products to customers and paid Taro a percentage of the net sales for Taro's promotional services.  Taro discontinued the promotion of its U.S. branded products effective March 31, 2019, and terminated the agreement.

In May 2018, Taro Canada signed an agreement with Sun’s affiliate Ranbaxy Pharmaceuticals Canada Inc., now Sun Pharma Canada Inc., under which Taro Canada acts as the exclusive distributor for a portfolio of Sun and Ranbaxy products in Canada. Under this agreement, Taro Canada purchases and controls inventory; additionally, Sun and Ranbaxy pay Taro Canada a sales and distribution fee.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2020 Annual Report, beginning on page F-1.

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

On September 8, 2016, Taro U.S.A. received a grand jury subpoena from the United States Department of Justice, Antitrust Division, seeking documents relating to corporate and employee records, generic pharmaceutical products and pricing, communications with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of responding to the grand jury subpoena.  Certain current and former officers and employees in Taro U.S.A.’s commercial team have also received related subpoenas.  On February 4, 2020, a former member of Taro U.S.A.’s commercial team was indicted for alleged violations of U.S. antitrust laws.

The Company, Taro U.S.A. and, with respect to a complaint brought by U.S. State Attorneys General (“AG”) and a complaint brought by putative classes of indirect reseller plaintiffs (“IRPs”), a former member of Taro U.S.A.’s commercial team have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by and/or on behalf of purchasers and payors of several generic pharmaceutical products.  The lawsuits allege that the Company, Taro U.S.A., and/or, in the AG and IRP complaints, the concerned individual, have conspired with competitors to fix prices, rig bids, or allocate customers with respect to Taro U.S.A. products, and also allege an industry-wide conspiracy as to nearly all generic pharmaceutical products.  Each of these cases has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.  The Court had sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims.  Certain cases are proceeding in discovery.

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

The Company and two of its former officers are named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., filed October 25, 2016, which is now pending in the United States District Court for the Southern District of New York and asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individual defendants.  It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices.  On September 24, 2018, the Court granted in part and denied in part the Company’s motion to dismiss.  The case is proceeding with limited discovery.

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

In April 2019, the Company entered into a conditional settlement with the Israeli Ministry of Environmental Protection (the “MoEP”) and submitted it to the Haifa Magistrate’s Court, which approved the settlement in July 2019.  The conditional settlement concerns one current and one former employees’ and the Company's non-compliance with the performance obligations of periodic sampling of emissions from the facility's stacks between 2010 and 2013 as instructed by the Company's business license and the Israeli business license law.  In the settlement, the Company and the concerned individuals undertook to refrain from repeating the described violations for a term of one year commencing on July 2019 and to conditional fines to be imposed in case these violations are repeated.  In exchange, the MoEP agreed to a non-conviction by the court.

In July 2019, the Company received a motion to approve a class action against 30 companies located in Haifa Bay, Israel, including the Company.  The claimant, a civil association in Haifa Bay, claims that the industrial activity of the 30 companies allegedly caused higher percentages of lung cancer among Haifa Bay residents compared to the average in Israel.  At this stage, the claimant seeks to receive district court approval for the motion to approve a class action.  The 30 companies have filed a preliminary response to the court in which they have moved the court to dismiss the motion in light of the requirements of Israeli Class Action Law.

Dividend Policy

We had never paid cash dividends until Fiscal Year 2019, and we do not anticipate paying any regular cash dividends in the foreseeable future.  We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

Subsequent to March 31, 2020, the Company received final approvals from the FDA for four additional ANDAs: Clocortolone Pivalate Cream USP, 0.1% and Mupirocin Cream USP, 2% in April 2020; Ivermectin Lotion, 0.5% in May 2020; and Betamethasone Dipropionate Spray, 0.05% in June 2020.  The Company currently has a total of twenty-one ANDAs awaiting FDA approval, including five tentative approvals.

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

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this 2020 Annual Report) owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

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

The Israeli Companies Law allows one or more of our shareholders holding at least 1% of the voting power of a company to request the inclusion of an additional agenda item for an upcoming shareholders meeting, assuming that it is appropriate for debate and action at a shareholders meeting (as determined by our Board of Directors).  Under related regulations, such a shareholder request must be submitted within three days or, for certain requested agenda items, seven days following our publication of notice of the meeting.  If the requested agenda item includes the appointment of director(s), the requesting shareholder must comply with particular procedural and documentary requirements.  If our board of directors determines that the requested agenda item is appropriate for consideration by our shareholders, we must publish an updated notice that includes such item within seven days following the deadline for submission of agenda items by our shareholders.  The publication of the updated notice of the shareholders meeting does not impact the record date for the meeting.  In lieu of this process, we may opt to provide pre-notice of our shareholders meeting at least 21 days prior to publishing official notice of the meeting.  In that case, our 1% shareholders are given a 14-day period in which to submit proposed agenda items, after which we must publish notice of the meeting that includes any accepted shareholder proposals.

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

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2020 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income.  As of calendar year 2020, the corporate tax rate is 23.0% (in 2019, and 2018, the corporate tax rate was 23.0% and 24.0%, respectively). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise or a Preferred/Special Preferred Technological Enterprise, as discussed below, may be considerably less. In general, Israeli companies are subject to regular corporate tax rate for their capital gain.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for productive activity, as under the regimes stipulated in the Investment Law. Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise or a Preferred/Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise, or a Preferred/Special Preferred Technological Enterprise is required to comply with the requirements of the Investment Law.  Several of our production and development facilities in Israel have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

The Investment Law was significantly amended as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”), and as of January 1, 2017 (the “2017 Amendment”).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment.  Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.  However, companies entitled to benefits under the Investment Law in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.  The 2017 Amendment introduced new benefits for Preferred/Special Preferred Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Investment Law from the period prior to the 2005 Amendment through the 2017 Amendment as well as the relevant changes contained in such amendments and in the new legislation.

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

The benefits available to an Approved Enterprise are subject to the fulfillment of the conditions stipulated in the Investment Law and the regulations published thereunder and criteria in the specific certificate of approval with respect thereto, as described above.  In the event of failure to comply with these conditions, the company is required to refund the amount of tax benefits, adjusted to the Israel consumer price index and interest, or other monetary penalty.

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

The 2005 Amendment provides that a certificate of approval from the Investment Center is required only for Approved Enterprises that receive cash grants.  As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Benefits Program.  Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment (a “Benefited Enterprise”).  A company that has a Benefited Enterprise may, at its discretion, approach the ITA for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits.  We currently have two active plans, one Approved Enterprise under the Alternative Benefits Program (Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements.  Under Plan 5 (benefit period starting 2007), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.   With respect to Plan 5, given the high level of investments in such plan, we met the conditions to qualify as a "High Level Foreign Investment Company" which entitled Plan 5 to an additional 5 years of benefits, subject to receipt of approval from the Israeli Investment Center (“IIC,” now called the "Authority for Investments and Development of the Economy and Industry"). On November 5, 2019, we received an approval for additional five years of reduced tax rates for such plan subject to meeting certain pre-agreed additional conditions that will be examined by the IIC at the end of the extension period.  Under Plan 6 (benefit period starting 2010), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

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

Tax benefits under the 2011 Amendment and 2017 Amendment

The 2011 Amendment cancelled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011.  A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly-owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to reduced corporate tax rates.  These corporate tax rates were changed through the years and from 2017 and thereafter, the corporate tax rate for a Preferred Enterprise which is located in a specified development zone is 7.5% while the reduced corporate tax rate for other development zones is 16%.  Income derived by a Preferred Company from a “Special Preferred Enterprise” (as that term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5%, if the Special Preferred Enterprise is located in a specified development zone.

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

The New Technological Enterprise Incentives Regime – Amendment 73 to the Investment Law

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment is based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project and introduced the incentive regimes of “Preferred Technological Enterprise” and of "Special Preferred Technological Enterprise", as described below. These new regimes are in addition to the other existing tax incentives regimes under the Investment Law. The new incentives regime will apply to "Preferred Technological Enterprises" that meet the "Preferred Enterprise" conditions and certain additional conditions, including,  all of the following:

•

The Enterprise’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7%, out of the Enterprise’s total revenue or exceed NIS 75 million (approximately $21 million) per year; and

•

A company must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employees of which their salaries are fully allocated to R&D expenses; (2) a venture capital investment of an amount of NIS 8 million (approximately $2 million) was previously made in the company, provided that the company did not change its field of business after the investment; or (3) growth in sales or workforce by an average of 25% in the course of three years preceding the tax year in comparison to the prior tax year.

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

A “Special Preferred Technological Enterprise” satisfying the required conditions will enjoy a further reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel.  In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA.  A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).  However, if such dividends are paid to an Israeli company, no tax is required to be withheld.  If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate may be reduced to 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

Grants under the Encouragement of Research, Development and Technological Innovation Law, 5744-1984

On January 1, 2016, the Encouragement of Research, Development and Technological Innovation Law, 5744-1984 (the “Research Law”, as amended), was enacted, which amended the Encouragement of Industrial Research and Development Law, 1984.  Under the Research Law development programs that meet specified criteria and are approved by the IIA are generally eligible for grants of up to 50% of the project’s approved expenditures, as determined by the IIA, in exchange for the payment of royalties from the sale of products developed as part of the programs under which the grants were given.

The Company received grants from the IIA. Regulations under the Research Law, as amended generally provide for the payment of royalties to the IIA of 3-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid.  Our obligation to pay these royalties is contingent on our actual sale of such products and services.  In the absence of such sales, no payment of such royalties is required.  Effective for grants received from the IIA under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year in which the program has been approved.  In May 2017, the IIA issued new directives, inter alia, regarding the royalty rates ("The New Directives"). According to the New Directives, the royalty rates range generally from 1.3% to 5%, depending on the company's size and sector. The New Directives are in effect starting from July 1, 2017, except for with respect to "Large Companies" (companies whose revenues exceed 70 million USD), for whom the New Directives are in effect starting from January 1, 2018. According to the New Directives, companies whose last IIA file was approved prior to January 1, 1994, will continue to be subject to the Old Regulations.  Following the full repayment of all the outstanding liabilities in connection with such grants, including the accrued interest thereof, there is no further liability for such royalties.  However, even after the repayment of such liabilities in full, we will remain subject to the limitations set forth under the Research Law, including inter alia on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given. Grant recipients are required to notify the IIA of events enumerated in the Research Law.

The terms of the grants under the Research Law also require that generally the manufacture of products developed as part of the programs under which the grants were given be undertaken in Israel.  However, under the regulations pursuant to the Research Law, the manufacturing may be undertaken outside of Israel, assuming we receive prior approval from the IIA for the foreign manufacturing, which approval is given in special circumstances upon the fulfillment of certain conditions.  If we receive that approval and manufacture outside of Israel, we may be required to pay royalties at an increased rate and an increased cap of royalties. The increased cap depends upon the extent of the manufacturing volume that is performed outside of Israel, as follows:

Extent of manufacturing volume outside of Israel	Royalties to the Chief Scientist as a percentage of grant
Less than 50%	120%
between 50% and 90%	150%
90% and more	300%

Despite the general approval requirement, a transfer outside of Israel of up to 10% of the manufacturing rights will not require the pre-approval of the IIA, but rather a notification to the IIA, which may block such transfer within 30 days.

The know-how developed within the framework of the IIA programs may not be transferred to third parties outside Israel without the prior approval of the IIA.  The approval, however, is not required for the export of any products developed using grants received from the IIA.  The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded program to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the IIA directives, which cannot exceed 6 times of the total grant amount plus interest.  Upon payment of such redemption fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Research Law.

The New Directives contains new rules for licensing know-how developed with IIA funding outside of Israel (the “Licensing Rules”), which allow grant recipient to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees, calculated in accordance with the Licensing Rules.  The payment of the license fees will not discharge grant recipient from the obligations to pay royalties or other payments to the IIA.  The maximum amount payable to the IIA under the Licensing Rules shall not exceed 6 times the amount of the grants received plus LIBOR interest.

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

Taxation of Non-Israeli Resident Holders of our Ordinary Shares

The following is a brief summary of the material Israeli tax consequences concerning the ownership and disposition of our ordinary shares by our shareholders.  This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his, her or its personal investment circumstances or to some types of investors which are subject to special treatment under Israeli law.  Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion.  Because parts of this discussion are based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion.  The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which may have retroactive effect.

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “Substantial Shareholder” at the time of distribution or at any time during the preceding 12-month period).  Such dividends are generally subject to Israeli withholding tax at the rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not).  A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation.  “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.  However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to Preferred/Special Preferred Enterprise or Preferred/Special Preferred Technological Enterprise), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise, Preferred/Special Preferred Enterprise or Preferred/Special Preferred Technological Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Benefited Enterprise are subject, under certain conditions, to withholding at the rate of 15%.  We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.  If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is, generally, a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale (under certain circumstances, linkage to a foreign currency may or shall be used to determine the inflationary surplus).  The real gain is the excess of the total capital gain over the inflationary surplus.  Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 23.0% as of calendar year 2019 (in 2019, and 2018, the corporate tax rate was 23.0% and 24.0%, respectively), if generated by a company, or at the rate of 25.0% (or 30.0% for Substantial Shareholder), if generated by an individual from the sale of an asset purchased on or after January 1, 2012.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2019).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares Israeli, resident Company, listed on a non-Israeli stock exchange, provided, inter alia, that certain conditions are met.  The main conditions are that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were purchased after being listed and were not purchased from a “relative” or as part of a tax-exempt; and (iii) the capital gains from shares being sold are neither subject to section 101 of the Israeli Income Tax Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.  However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  For example, under the U.S.-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is both a U.S. resident (for purposes of that treaty) holding the ordinary shares as a capital asset and entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless either (i) such Treaty U.S. Resident if an individual has been present in Israel for a period or periods aggregating to 183 days or more during the applicable taxable year; or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting rights during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gain arising from such sale, exchange or disposition is attributable to a permanent establishment of the Treaty U.S. Resident maintained in Israel; or (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel or to royalties.  In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

Excess Tax.  Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 640,000 in 2017, NIS 641,880 in 2018 and NIS 649,560 in 2019 (the amount is linked to the annual change in the Israeli consumer price index). Such excess tax is imposed on almost any type of income, including, but not limited to, dividends, interest and capital gain.

Israeli Transfer Pricing Regulations

Section 85A of the Tax Ordinance and the regulations promulgated thereunder generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.

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

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  Any such change could materially affect the continued validity of this discussion and the tax consequences described herein.  This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;
•	are certain former citizens or long-term residents of the United States;
•	are persons subject to the alternative minimum tax;
•	have elected mark-to-market accounting;
•	are tax-exempt organizations;
•	are financial institutions or financial services entities;
•	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;
•	own directly, indirectly or by attribution at least 10% of our company (by vote or value);
•	have a functional currency that is not the U.S. dollar;
•	are carrying on a trade or business in Israel through a permanent establishment; or
•	acquire ordinary shares as compensation.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices and on our website at www.taro.com.  The information contained on our website does not constitute part of this 2020 Annual Report.

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

In 2020, 77% of our revenue was generated in U.S. dollars.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the U.S. dollar, the earnings generated in these foreign currencies will, in effect, decrease when converted into U.S. dollars, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-U.S. dollar revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2020.

Intercompany Foreign Exchange Transactions

During the year ended March 31, 2020, Taro Canada recorded a gain of $14.8 million compared to a gain of $27.3 million in 2019, reflecting the unfavorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents, marketable securities and intercompany balances in Canada.  Prior to April 1, 2019, the functional currency of the Company’s Canadian subsidiary was the CAD.  Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD.  As a result of this change, there is no longer an effect of exchange differences on intercompany balances related to Taro Canada’s transactions with Taro U.S.A.  Refer to Item 5 and Note 2.b. for additional details on Taro Canada’s change in functional currency.

During the year ended March 31, 2020, Taro Israel recorded a gain of $0.02 million compared to a loss of $2.0 million in 2019.

In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates.

At March 31, 2020, the forward contracts to purchase the NIS are for a total amount of $49,000, at a weighted-average forward rate of 3.44 NIS per U.S. dollar, which are settled in seventeen (17) monthly settlements of $3,250 for ten (10) months, $2,000 for six (6) months, and $4,500 for one (1) month.  The Company recorded a net gain (loss) of $178, ($2,530) and $97 for the years ended March 31, 2020, 2019, and 2018, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $40,024, at a weighted-average forward rate of CAD 1.31 per U.S. dollar, which are settled in sixteen (16) monthly installments of approximately $2,453 for nine (9) months, $3,999 for three (3) months, $1,708 for three (3) months, and $826 for one (1) month. The Company recorded a net (loss) gain of ($629), $2,545 and $2,068, for the years ended March 31, 2020, 2019, and 2018, respectively, for the contracts to purchase the CAD.

At March 31, 2020, the Company had derivative instruments designated as hedging instruments.  Refer to Note 10 for additional details on hedging instruments.  There is no collateral for these hedges.

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

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this 2020 Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

b.	Report of Taro Management on Internal Control Over Financial Reporting

Taro’s Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Taro’s internal control system was designed to provide reasonable assurance to Taro’s Management and Board regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Taro’s Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2020.  In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment, Management has concluded that, as of March 31, 2020, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2020, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel, as stated in their report, which is included on pages F-2 and F-3 of this 2020 Annual Report.

d.	Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2020, that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft – BDO Member Firm, for the years ended March 31, 2020 and 2019, respectively.

	Year ended	Year ended
	March 31, 2020	March 31, 2019
	(in millions)
Audit fees	$0.70	$0.69
Tax fees	0.03	0.03
Other fees	0.03	0.04
Total	$0.76	$0.76

The audit fees for the years ended March 31, 2020 and 2019, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the Audit Committee.

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

On November 23, 2016, the Company announced that its Board of Directors approved a $250 million repurchase of ordinary shares, which was completed on January 11, 2019.  Under the program, the Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $100.28 per share.

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares.  On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares.  In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share.

The table below presents a summary of the ordinary shares repurchased by the Company under the new authorization and classified as treasury stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet be Purchased Under the Program (in thousands)
November 1, 2019 - November 30, 2019	280,719	$91.00	280,719
December 1, 2019 - December 31, 2019	—	$—	280,719
January 1, 2020 - January 31, 2020	—	$—	280,719
February 1, 2020 - February 28, 2020	—	$—	280,719
March 1, 2020 - March 31, 2020	—	$—	280,719
Total	280,719	$91.00		$274,454,571

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Taro also has a Code of Ethics that applies specifically to Taro’s Chief Executive Officer, Chief Financial Officer and other senior officers.

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Taro’s CEO will promptly notify the NYSE in writing if any executive officer of Taro becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18—“Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2020 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2020 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1) (P)*

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)

2.1	Form of ordinary share certificate (1) (P)*

2.2	Description of Taro Pharmaceutical Industries Ltd. Ordinary Shares

4.1	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (3) (P)*

4.2	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.3	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

8	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer, Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101 SCH	Inline XBRL Taxonomy Extension Schema Document

101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101 DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as an exhibit to our Registration Statement on Form F-4 (No. 333-63464), as amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, and incorporated herein by reference.
(3)	Previously filed as an exhibit to our Registration Statement on Form S-8 (No. 333-13840) and incorporated herein by reference.
(4)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and incorporated herein by reference.
(5)	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference.

*	filed herewith
(P)	Paper exhibits

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2020 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Daphne Huang
Daphne Huang
Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: June 19, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Group”) as of March 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated June 16, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – sales deductions

As described in Notes 2 and 5 to the consolidated financial statements, when the Group records revenue from the sale of its pharmaceutical products, the Group records an estimate of various sale deductions in the same financial reporting period. These sales deductions include chargebacks, product returns, rebates and other sale deductions and require significant management’s judgment. These sale deductions mainly apply to the sales within the United States. As of March 31, 2020, the consolidated reserves for chargebacks, product returns, rebates and other sale deductions were $278 million.

TARO PHARMACEUTICAL INDUSTRIES LTD.

We identified management’s judgments and assumptions used in recording sales deductions as a critical audit matter. The principle considerations included measurement uncertainty involved in developing these estimates, as the sales deductions are based on judgments and assumptions developed using estimated wholesaler inventory, historical data, contractual terms and customer purchasing activity. Auditing these judgments involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included the following:

•

Testing the design and operating effectiveness of controls related to management’s assessment of: (i) the reasonableness of assumptions used to estimate sales deductions, (ii) the reasonableness of the methodology used and appropriates of the computations of sales deductions.

•

Evaluating the reasonableness of management’s assumptions relating to sales deductions through: (i) evaluating the reasonableness of the methodology and the accuracy of computations used by management, (ii) assessing historical accuracy of the Group’s estimates in previous years and the effect of any adjustments to prior years’ accruals in the current year’s results, (iii) assessing the reasonableness of assumptions used against current year activity and other relevant data, (iv) assessing the completeness and accuracy of inventory information at wholesale customers, and (v) testing a sample of sales deductions processed by the Group, including evaluating those deductions for consistency with the contractual terms of the Group’s revenue arrangements.

Contingent liabilities

As described in Note 13 to the consolidated financial statements, the Group has several significant legal actions including, generic drug industry pricing investigations and related litigation. Management’s assessment as to whether or not to recognize contingent liabilities involved a series of complex judgments about future events and relied heavily on estimates and assumptions.  This requires significant judgment by management when assessing the likelihood of a loss being incurred and management’s determination of whether a reasonable estimate of the loss or range of loss for each claim can be made.

We identified management’s judgments used in evaluating contingent liabilities as a critical audit matter due to the complex and significant auditor judgments required to assess the magnitude and probability of potential losses identified and evaluate the progress of and changes to expected outcomes. Auditing these judgments involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

•	Evaluating the methodology, assumptions and criteria used by the Group in the recognition, measurement and disclosure of contingent liabilities in the consolidated financial statements.
•

Obtaining and evaluating letters of audit inquiry with internal and external legal counsel with knowledge of the proceedings to evaluate: (i) the existence and current status of the proceedings, and (ii) the respective assessment of ranges of losses involved based on the appropriateness of legal positions asserted by the Group.

Functional currency related to Taro Canada

As described in Note 2b to the consolidated financial statements, the Group changed Taro Canada’s functional currency to the USD effective as of April 1, 2019. The change in the functional currency involved significant management’s judgment in evaluating relevant facts and circumstances.

We identified the accounting evaluation supporting the change in the functional currency as a critical audit matter which involved especially challenging auditor judgment due to the nature and extent of audit effort required, including the extent of specialized skill or knowledge needed.

TARO PHARMACEUTICAL INDUSTRIES LTD.

The primary procedures we performed to address this critical audit matter included:

•

Utilizing personnel with specialized knowledge and skill in technical accounting to assist in: (i) evaluating the relevant facts and circumstances related to the determination of the functional currency, (ii) reviewing position papers and analysis prepared by management and management’s specialist, and (iii) assessing the appropriateness of conclusions reached by the Group with respect to the accounting related to the change of the functional currency.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

We have served as the Group's auditor since 2010.

Tel Aviv, Israel

June 16, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on Internal Control over Financial Reporting

We have audited Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Group’s”) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Group as of March 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes and our report dated June 16, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Controls and Procedures. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

Tel Aviv, Israel

June 16, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$513,354	$567,451
Marketable securities	595,383	481,883
Accounts receivable and other:
Trade, net	235,221	237,945
Other receivables and prepaid expenses	35,567	47,362
Inventories	153,073	148,079
TOTAL CURRENT ASSETS	1,532,598	1,482,720
LONG-TERM MARKETABLE SECURITIES	459,639	304,322
PROPERTY, PLANT AND EQUIPMENT, NET	209,961	206,242
DEFERRED INCOME TAXES	106,693	110,974
OTHER ASSETS	32,361	31,068
TOTAL ASSETS	$2,341,252	$2,135,326

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable:
Trade payables	$28,858	$35,060
Other current liabilities	193,873	181,761
TOTAL CURRENT LIABILITIES	222,731	216,821
LONG-TERM LIABILITIES:
Deferred income taxes	3,395	2,985
Other long-term liabilities	5,367	4,398
TOTAL LONG-TERM LIABILITIES	8,762	7,383
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	231,493	224,204
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2020 and March 31, 2019: 200,000,000 shares;
Issued at March 31, 2020 and March 31, 2019: 45,116,262 shares
Outstanding at March 31, 2020 and March 31, 2019:
38,258,077 and 38,538,796 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2020 and March 31, 2019:
2,600 shares	1	1
Additional paid-in capital	262,445	262,445
Accumulated other comprehensive loss, net of taxes	(163,037)	(144,108)
Treasury stock at March 31, 2020 and March 31, 2019: 6,858,185 and 6,577,466 shares, respectively	(721,494)	(694,510)
Accumulated earnings	2,725,270	2,481,029
Taro shareholders' equity	2,103,864	1,905,536
Non-controlling interest	5,895	5,586
TOTAL SHAREHOLDERS’ EQUITY	2,109,759	1,911,122
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,341,252	$2,135,326

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2020	2019	2018
Sales, net	$644,769	$669,893	$661,913
Cost of sales	245,044	224,169	198,405
Gross profit	399,725	445,724	463,508
Operating expenses:
Research and development	59,777	63,238	70,418
Selling, marketing, general and administrative	93,413	89,971	88,196
Settlements and loss contingencies	—	(3,678)	1,884
	153,190	149,531	160,498
Operating income	246,535	296,193	303,010
Financial (income) expense, net	(48,482)	(58,851)	12,531
Other gain, net	3,018	1,810	1,889
Income before income taxes	298,035	356,854	292,368
Tax expense	53,485	74,732	81,954
Income from continuing operations	244,550	282,122	210,414
Net loss from discontinued operations attributable to Taro	—	—	(335)
Net income	244,550	282,122	210,079
Net income (loss) attributable to non-controlling interest	309	345	(1,071)
Net income attributable to Taro	$244,241	$281,777	$211,150

Net income from continuing operations attributable to Taro	$244,241	$281,777	$211,485
Net loss from discontinued operations attributable to Taro	—	—	(335)
Net income attributable to Taro	$244,241	$281,777	$211,150

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$6.35	$7.23	$5.27
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$—	$(0.01)
Net income per ordinary share attributable to Taro:
Basic and Diluted	$6.35	$7.23	$5.26
Weighted-average number of ordinary shares used to compute net income per share:
Basic and Diluted	38,460	38,990	40,155

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Years ended March 31,
	2020	2019	2018
Net income attributable to Taro	$244,241	$281,777	$211,150
Other comprehensive (loss) income:
Change in unrealized (loss) gain from marketable securities	(16,415)	11,919	1,917
Change in unrealized loss from hedging instruments	(2,513)	—	—
Foreign currency translation adjustments	(1)	(45,742)	35,931
Total other comprehensive (loss) income attributable to Taro	(18,929)	(33,823)	37,848

Total comprehensive income attributable to Taro	$225,312	$247,954	$248,998

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
				Accumulated
			Additional	Other			Total Taro	Non-	Total
	Number of	Share	Paid-in	Comprehensive	Treasury	Retained	Shareholders'	controlling	Shareholders’
	Shares	Capital	Capital	(Loss) Income	Shares	Earnings	Equity	Interest	Equity
Balance at March 31, 2017	40,513	$680	$262,445	$(148,133)	$(498,675)	$2,451,177	$2,067,494	$6,312	$2,073,806
Repurchase of treasury stock	(1,085)	—	—	—	(111,334)	—	(111,334)	—	(111,334)
Comprehensive income, net of tax	—	—	—	37,848	—	—	37,848	—	37,848
Net income	—	—	—	—	—	211,150	211,150	(1,071)	210,079
Balance at March 31, 2018	39,428	$680	$262,445	$(110,285)	$(610,009)	$2,662,327	$2,205,158	$5,241	$2,210,399
Repurchase of treasury stock	(889)	—	—	—	(84,501)	—	(84,501)	—	(84,501)
Comprehensive loss, net of tax	—	—	—	(33,823)	—	—	(33,823)	—	(33,823)
Dividend paid	—	—	—	—	—	(500,000)	(500,000)	—	(500,000)
Cumulative-effect adjustment for income taxes resulting from intra-entity transfers	—	—	—	—	—	36,925	36,925	—	36,925
Net income	—	—	—	—	—	281,777	281,777	345	282,122
Balance at March 31, 2019	38,539	$680	$262,445	$(144,108)	$(694,510)	$2,481,029	$1,905,536	$5,586	$1,911,122
Repurchase of treasury stock	(281)	—	—	—	(26,984)	—	(26,984)	—	(26,984)
Comprehensive loss, net of tax	—	—	—	(18,929)	—	—	(18,929)	—	(18,929)
Net income	—	—	—	—	—	244,241	244,241	309	244,550
Balance at March 31, 2020	38,258	$680	$262,445	$(163,037)	$(721,494)	$2,725,270	$2,103,864	$5,895	$2,109,759

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$244,550	$282,122	$210,079
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,383	18,597	16,496
Realized loss on sale of long-lived assets and marketable securities	28	27	275
Change in derivative instruments, net	(2,649)	3,115	(893)
Effect of exchange differences on intercompany balances	—	(2,517)	9,467
Foreign exchange effect of marketable securities and bank deposits	(11,600)	(27,016)	25,503
Deferred income taxes, net	7,584	12,262	56,007
Decrease (increase) in trade receivables, net	2,724	(32,088)	(2,297)
Decrease in other receivables, prepaid expenses and other	1,247	675	2,020
Increase in inventories, net	(4,994)	(5,515)	(1,978)
Decrease in income tax receivables	10,890	73,581	10,624
(Decrease) increase in trade payables	(6,202)	9,881	9,049
Increase (decrease) in other accounts payable and accrued expenses	1,423	(5,683)	(12,012)
Increase (decrease) in income tax payables	5,561	(3,669)	2,027
Loss (income) from marketable securities, net	1,660	(63)	(678)
Net cash provided by operating activities	271,605	323,709	323,689

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2020	2019	2018
Cash flows from investing activities:
Purchase of property, plant and equipment	(26,631)	(26,992)	(26,886)
Investment in other intangible assets	(1,783)	(3,666)	(2,650)
Proceeds from short-term bank deposits, net	—	225,503	161,032
Proceeds from long-term deposits and other assets	—	70,685	396,281
Investment in marketable securities	(1,222,190)	(1,165,685)	(1,140,853)
Proceeds from marketable securities	952,421	1,157,317	370,363
Proceeds from (investment in) sale of long-lived assets	21	(26)	1,075
Net cash (used in) provided by investing activities	(298,162)	257,136	(241,638)

Cash flows from financing activities:
Repurchase of treasury stock	(26,984)	(88,849)	(106,986)
Dividends paid	—	(500,000)	—
Net cash used in financing activities	(26,984)	(588,849)	(106,986)
Effect of exchange rate changes on cash and cash equivalents	(556)	(1,156)	1,147
Decrease in cash and cash equivalents	(54,097)	(9,160)	(23,788)
Cash and cash equivalents at the beginning of the period	567,451	576,611	600,399
Cash and cash equivalents at the end of the period	$513,354	$567,451	$576,611

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Income taxes	$54,536	$71,096	$55,051
Cash received during the year for:
Income taxes	$24,331	$69,436	$36,668
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,477	$4,740	$2,281
Non-cash financing transactions:
Purchase of treasury stock	$—	$—	$4,348
Purchase of marketable securities	$9,159	$2,003	$3,491

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

Sun Pharmaceutical Industries Ltd. (“Sun”), the Company’s majority shareholder, owns, or controls as of March 31, 2020, 29,497,813, or 77.1%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 84.7% of the vote attributable to the share equity of the Company.

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

On November 23, 2016, the Company announced that its Board of Directors authorized a $250,000 repurchase of ordinary shares, which was completed on January 11, 2019.  Under the program, the Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $100.28 per share.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares.  On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares.  In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share.

In December 2019, COVID-19, a disease caused by a strain of coronavirus, was first reported, and later declared a pandemic by the World Health Organization in March 2020, spreading globally.  It has affected Israel and Canada, where most of our manufacturing takes place, and spread throughout each state in the United States, our largest market.  The COVID-19 pandemic has disrupted global supply chains, created significant volatility of global financial markets and impacted negatively the global economy.  Additionally, it has impacted our business and may materially affect our operations, including manufacturing, supply chain, pre-commercial launch and clinical trial activities should the pandemic persist.  Countries, states and local governments instituting measures to reduce the spread of COVID-19 have impacted our operations with significant disruptions, uncertainty and economic volatility, higher costs, and capital expenditures.  Such measures include quarantines, government restrictions on movement, business closures and suspensions, canceled events and activities, self-isolation, and other voluntary and/or mandated changes in behavior.  Our offices are or have been operating under work from home protocols, and our manufacturing and distribution facilities have instituted policies and procedures to protect our employees and operations, including social distancing, the supply and use of personal protective equipment, split shifts and health assessments.  We have incurred increased costs to put in place additional protection for the health and safety of our employees within our offices and facilities.  We had and, in some instances, continue to have to suspend in-person activities of our field employees because of restrictions on meetings instituted by our customers.  These protocols, policies, procedures, and suspension of activities have affected our business operations.

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
b.	Financial statements in U.S. dollars (“USD”):

A majority of the revenue of the Company and certain of its subsidiaries is generated in USD.  In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in USD.  Management believes that the USD is the primary currency of the economic environment in which the Company and these subsidiaries operate.  Thus, the functional and reporting currency of the Company and its subsidiaries is the USD, requiring re-measurement from the local currency into USD for each of these entities.  All exchange gains and losses resulting from the re-measurement are reflected in the Consolidated Statements of Operations as financial income or expense, as appropriate.

Prior to April 1, 2019, the functional currency of the Company’s Canadian subsidiary was the Canadian dollar (“CAD”).  Accordingly, the financial statements of the Canadian subsidiary were translated into USD.  All balance sheet accounts were translated using the exchange rates in effect at the balance sheet date.  Amounts recorded in the Consolidated Statements of Operations were translated using the average exchange rate prevailing during the year.  The resulting translation adjustments were reported as a component of shareholders’ equity under accumulated other comprehensive income.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD.  FASB ASC Topic 830, “Functional Currency Matters,” requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change.  Management determined it would enact this change effective on April 1, 2019.  While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment, in which Taro Canada operates, have evolved over time.  As part of management’s functional currency assessment, changes in economic facts and circumstances were considered.  This included analysis of changes in: management of operations, process, and in the composition of cash and marketable securities balances.  The Company has centralized different functions, including treasury and investment portfolio measurement, which resulted in a stronger focus on the USD currency for Taro Canada.  Additionally, as budgeting has also been centralized for the Company, Taro Canada has implemented budgeting in USD, whereas this was previously performed in CAD.  Taro Canada’s cash inflows consist primarily of USD cash balances and less of CAD, as also reflected in the budget.  The transfer of significant intangible assets to Taro Canada, as a result of winding down of TNA, has reduced the relevance of the foreign currency position on the balance sheet of Taro Canada.  The company decided to focus Taro Canada's sales market as the US market, with the majority of all sales to the US denominated in USD. This was followed by centralizing budgets and facilitating effective netting and hedging activities.  Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while CAD cash balances will continue to produce a net outflow.

Management re-evaluated all indicators established in ASC 830-10-55-5 to determine the functional currency of Taro Canada.  Such indicators include i) cash flow, ii) sales price, iii) sales market, iv) expense, v) financing and vi) intercompany transactions and arrangements.  Management determined that the cash flow indicators and the sales market indicators were most relevant to Taro Canada operations and its primary economic environment.  At the time of the assessment adopted on April 1, 2019, cash flows generated by Taro Canada that relate to its individual assets and liabilities now directly affect the Company’s cash flows and are readily available for remittance to the Company.  The majority of cash flow from Taro Canada’s operations is denominated in USD, with the sales market for Taro Canada’s products now mostly in the U.S.  Approximately 75% of Taro Canada’s revenue is to the U.S. market, with over 80% of Taro Canada’s plant production, in terms of units, being produced for the US market.  Significant asset and liability line items on Taro Canada’s balance sheet are comprised almost solely (greater than 90%) of USD denominated transactions.  Furthermore, most of Taro Canada’s generated cash flows are now invested in USD based cash and cash equivalents or marketable securities.  Since such investments are short-term, cash is readily available for remittance to other Taro entities.  Thus, the USD is the primary currency from which Taro Canada generates and accumulates cash.

When considering all relevant facts together, management concluded that the USD best reflects the currency of the primary economic environment in which Taro Canada currently operates. Therefore, USD is the functional currency as a result of the change in the most significant economic facts and circumstances from cash flow and sales market indicators, as well as intra-entity transactions and arrangements, which are material to Taro Canada.  As a result, the Company adopted USD as the functional currency for Taro Canada effective April 1, 2019.

The change was accounted for prospectively from the date of the change in accordance with FASB ASC Topic 830, “Foreign Currency Matters.”  The translated balances of monetary and nonmonetary assets and liabilities recorded in Taro Canada’s financial statements as of the end of the prior reporting period became the new accounting basis for those assets and liabilities in the period of the change.  To the extent the entity had monetary assets and liabilities denominated in the old functional currency, such balances created transactional gains and losses subsequent to the change in functional currency. The amount recorded in the currency translation adjustment account for prior periods was not reversed upon the change in functional currency. The exchange rate on the date of the change became the historical rate for subsequent re-measurement of nonmonetary assets and liabilities into the new functional currency.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following table summarizes the impact on both consolidated net income and other comprehensive income (loss) utilizing USD as the functional currency of Taro Canada as of March 31, 2020, compared to the related impact if the functional currency of Taro Canada would have remained CAD (excluding FX from transactions denominated in CAD recorded in the respective period):

	USD as Functional Currency (in USD)*	CAD as Functional Currency (in USD)**
		(Unaudited Pro Forma)

Financial (income) expense, net - attributed to foreign translation gain	$(14,838)	$(46,667)
Other comprehensive loss - attributed to foreign currency translation adjustments	$(1)	$(92,959)

*Based on consolidated amounts of the Group.  Includes Taro Canada amounts reported in USD with USD as functional currency.

**Based on unaudited pro forma consolidated amounts of the Group.  Includes Taro Canada unaudited pro forma amounts reported in USD with CAD as functional currency.
c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  Intercompany transactions and balances have been eliminated in consolidation and non-controlling interest is included in shareholders’ equity.

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and has 50.0% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights.  In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct.  In May 2020, TDC renewed its commitment to the Company. TDC may terminate the agreement upon one year written notice and no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights.
d.	Cash and cash equivalents:

Cash equivalents are highly-liquid investments that are readily convertible into cash.

Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits.  Such deposits are stated at cost which approximates market value. The Company does not have any short-term deposits at March 31, 2020, or 2019.
e.	Marketable securities:

Marketable securities, consisting of both debt securities and equity securities, are comprised primarily of corporations bonds, sovereign bonds, U.S. Treasuries, certificates of deposit, preferred stock and commercial paper.  The marketable debt securities were designated as available-for-sale (“AFS”).  Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity. The equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in consolidated statements of operation.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities results in the value of the investments being below the cost basis of such securities and when such decline is judged to be other-than-temporary.  Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis.  For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in financial income, net in the Consolidated Statements of Operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.  ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)” will be effective for the Company’s fiscal year beginning April 1, 2020.  In accordance with ASC 326-30, AFS debt securities will be impaired if its fair value is below its amortized cost basis.  Under the new guidance, the impairment model no longer allows consideration of the length of time during which the fair value has been less than its amortized cost when determine whether a credit loss exists.

During the years ended March 31, 2020, 2019 and 2018, the Company did not own or sell any marketable securities previously impaired.

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

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized.  A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized.  For the years ended March 31, 2020 and 2019, in accordance with the required updates in ASU No. 2015-17, all deferred tax liabilities and assets are classified as non-current.

(2)	Tax contingencies:

The Company follows a two-step approach to recognizing and measuring a liability for uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.  A liability for unrecognized tax benefits was recorded in accordance with ASC 740 amounting to $25,258 and $28,188 as of March 31, 2020 and 2019, respectively.

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

(3)

Certain costs incurred for computer software developed or obtained for internal use is required to be capitalized.  As of March 31, 2020 and 2019, the Group capitalized $13,912 and $7,854 of software costs, respectively.  Software costs are amortized using the straight-line method over their estimated useful life (generally 3 - 5 years).

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

As of April 1, 2019, the Company commenced lease accounting in accordance with ASU 2016-02, “Leases (Topic 842).”  Refer to Note 2.bb. for additional details on lease accounting.

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

The Company determined the fair value using the market approach, which is based on the market capitalization by using the share price of the Company on the NYSE and an appropriate control premium.  As of March 31, 2020, the market capitalization of the Company was significantly higher than the net book value, therefore there was no need to continue to step two.  Taro determined the goodwill was not impaired as of March 31, 2020 and 2019.
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

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset.  The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.  During the years ended March 31, 2020 and 2019, the Company did not record any impairment charge.

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

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock.  The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.  During the years ended March 31, 2020, 2019 and 2018, the Company repurchased 280,719 shares, 888,719 shares, and 1,085,694 shares, respectively.

On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225.0 million in value of its ordinary shares.  In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

When treasury stock is reissued, the Company charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings.  The purchase cost is calculated based on the specific identification method.  The Company did not reissue treasury shares during the three years ended March 31, 2020.

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

When the Company recognizes and records revenue from the sale of its pharmaceutical products, the Company, in the same financial reporting period, records an estimate of various future deductions related to the sale.  This has the effect of reducing the amount of reported product sales.  These deductions include the Company’s estimates, which may require significant judgement of chargebacks, product returns, rebates and other sales deductions.

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

Royalty-bearing grants from the government of Israel through the National Technological Innovation Authority (the “Authority”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel ) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred.  The Company did not earn any grants during the years ended March 31, 2020, 2019 and 2018.
s.	Advertising expenses:

The Group expenses advertising costs as incurred.  Product samples are recorded within prepaid expenses on the Consolidated Balance Sheet and recorded within advertising expenses when provided to potential customers.  Advertising expenses were $4,902, $6,527, and $9,913 for the years ended March 31, 2020, 2019 and 2018, respectively.
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

The Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense.  Freight, distribution costs, and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $11,954, $13,187, and $12,170 for the years ended March 31, 2020, 2019 and 2018, respectively.
w.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables.  Cash and cash equivalents and bank deposits are principally invested in major banks in Israel, the United States and Canada.  Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Management believes that the financial institutions that hold the Group’s cash and cash equivalents are financially sound and that low credit risk therefore exists with respect to these financial instruments.  These deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel.  At March 31, 2020, two different customers represented approximately 39.2% and 19.6% of the Company’s trade accounts receivable.  The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth.  The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.
x.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade and other receivables, trade payables and other payables approximate their fair value, due to the short-term maturities of these instruments.

As of March 31, 2020 and 2019, the Company did not have any amounts outstanding under borrowing arrangements.

The fair value of currency and interest rate contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in USD at the current spot foreign currency exchange rate.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

y.	Accounting for derivatives:

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value, in the Consolidated Balance Sheet.  The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.  For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.  For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  The designation is based upon the nature of the exposure being hedged.  At March 31, 2020, and 2019, the Company had derivative instruments designated as hedging instruments. At March 31, 2018, no derivative instruments were designated as hedging instruments.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

bb.	Impact of recently adopted accounting standards:

In June 2018, the FASB issued, ASU No. 2018-07, “Compensation—Stock Compensation (Topic 718).”  The guidance focuses on expansion of scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees.  The guidance was effective for the Company’s fiscal year beginning April 1, 2019, including interim periods within that year.  The adoption of ASU 2018-07 does not have a material impact on our financial position and results of operations.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).”  The new guidance requires that the lessee recognize the assets and liabilities that arise from leases.  In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.”  The updated guidance focuses on codification improvements to Topic 842, as part of the FASB improvement project.  The guidance was effective for the Company’s fiscal year beginning April 1, 2019, and interim periods within that year.  The adoption of ASU 2016-02 does not have a material impact on our financial position or results of operations.

Impact of recently issued accounting standards not yet adopted:

In August 2018, the FASB issued ASU No. 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20).”  The guidance focuses on additional disclosure of reasons for significant gains and losses to changes in the benefit obligation for the period, in addition to removal and clarification of existing disclosures. The guidance will be effective for the Company’s fiscal year beginning April 1, 2021, on a retrospective basis.  The Company is currently evaluating the potential effect of the adoption of ASU 2018-04 on our financial position and results of operations.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820).”  The guidance focuses on modification of disclosures, which includes the consideration of costs and benefits.  The guidance will be effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350).” The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.  The guidance will be effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year on a prospective basis.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326).”  The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  Guidance in Topic 326 applies to our financial instruments, such as investments that are generally of high credit quality, and trade receivables.  Prior to Topic 326, under U.S. GAAP, an entity generally considered past events and current conditions when measuring credit losses.  The new guidance requires an entity to measure the allowance for expected credit losses by utilizing information including historical data and current economic conditions, plus the use of reasonable supportable forecasts.  The guidance will be effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year.  The Company is currently assessing the impact of the adoption of ASU 2016-13 on our financial position and results of operations.

NOTE 3: — MARKETABLE SECURITIES

a.	Marketable securities:

	March 31,
	2020	2019
Short-term marketable securities	$595,383	$481,883
Long-term marketable securities	459,639	304,322
	$1,055,022	$786,205

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	The following is a summary of both short-term and long-term marketable securities by type:

	March 31,
	2020				2019
	Amortized Cost	Gross Unrealized Gain (Loss) through Other Comprehensive Income	Gross Unrealized Gain (Loss) through Profit & Loss	Market Value	Amortized Cost	Gross Unrealized Gain (Loss) through Other Comprehensive Income	Gross Unrealized Gain (Loss) through Profit & Loss	Market Value
Marketable securities:
Bonds	$686,365	$(6,305)	$—	$680,060	$464,443	$1,145	$—	$465,588
Government securities	271,004	2,438	—	273,442	118,659	13	—	118,672
Commercial paper	45,329	(21)	—	45,308	60,692	—	—	60,692
Preferred stock - debt instrument	6,195	(1,129)	—	5,066	750	(7)	—	743
Preferred stock - equity instrument	7,099	—	(1,098)	6,001	750	—	12	762
Other securities	45,405	(260)	—	45,145	139,687	61	—	139,748
Total marketable securities	$1,061,397	$(5,277)	$(1,098)	$1,055,022	$784,981	$1,212	$12	$786,205

At March 31, 2020 and 2019, the gross unrealized gain excludes $2,502 and $14,655 of other comprehensive income relating to marketable securities for foreign exchange gain, respectively.

As of March 31, 2020, no other than temporary impairment charges were recorded.

c.	The estimated fair value of marketable securities as of March 31, 2020 and 2019, by contractual maturity, are as follows:

	March 31,
	2020		2019
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
Available-for-sale marketable securities:
Matures in less than five years	$1,044,537	$1,040,549	$783,481	$784,700
Matures in more than five years	9,761	8,472	750	743
	1,054,298	1,049,021	784,231	785,443
Investment at fair value through Profit & Loss	7,099	6,001	750	762
	$1,061,397	$1,055,022	$784,981	$786,205

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following table summarizes the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2020	2019
Trade accounts receivable, gross	$410,403	$461,365

Reserves for sales deductions:
Chargebacks	(104,552)	(109,763)
Other sales deductions	(50,844)	(78,508)
Customer rebates	(17,012)	(34,757)
Allowance for doubtful accounts	(2,774)	(392)
Trade accounts receivable, net	$235,221	$237,945

b.	Other receivables and prepaid expenses:

	March 31,
	2020	2019
Government authorities	$16,257	$28,857
Due from related parties	7,839	8,987
Prepaid expenses	6,638	7,075
Advances to suppliers	1,868	1,062
Interest receivable	760	825
Other	2,205	556
	$35,567	$47,362

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Product returns:

Consistent with industry practice, the Company generally offers its customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”).  Product returns are identified by their manufacturing lot number.  Because the Company manufactures in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one-to-six month period.  As a result, although the Company cannot associate a product return with the actual shipment in which such lot was included, the Company can reasonably estimate the period (in months) over which the entire lot was shipped and sold.  The Company uses this information to estimate the average time period between lot shipment (and sale) and return for each product, which the Company refers to as the “return lag.”  The shelf life of most of the Company’s products ranges between 18-36 months.  Because returns of expired products are heavily concentrated during the return period, and given the Company’s historical data, it is able to reasonably estimate return lags for each of its products.  These return lags are periodically reviewed and updated, as necessary, to reflect the Company’s best knowledge of facts and circumstances.  Using sales and return data (including return lags), the Company determines a return rate to estimate its returns reserve.  The Company supplements this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, the Company’s planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of the returns reserve.  The Company continuously monitors factors that could affect its estimates and revises the reserves as necessary.  The Company’s estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

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

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2020, 2019, and 2018:

For the year ended March 31, 2020
	Beginning balance	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(109,763)	$(1,104,946)	$1,110,157	$(104,552)
Rebates and Other	(113,657)	(305,098)	348,125	(70,630)
Total	$(223,420)	$(1,410,044)	$1,458,282	$(175,182)

Current Liabilities
Returns	$(63,818)	$(37,258)	$39,670	$(61,406)
Other (2)	(33,497)	(77,537)	69,472	(41,562)
Total	$(97,315)	$(114,795)	$109,142	$(102,968)

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

For the year ended March 31, 2019
	Beginning balance	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(116,632)	$(1,086,800)	$1,093,669	$(109,763)
Rebates and Other	(133,221)	(377,568)	397,132	(113,657)
Total	$(249,853)	$(1,464,368)	$1,490,801	$(223,420)

Current Liabilities
Returns	$(70,865)	$(38,247)	$45,294	$(63,818)
Other (2)	(40,968)	(64,405)	71,876	(33,497)
Total	$(111,833)	$(102,652)	$117,170	$(97,315)

For the year ended March 31, 2018
	Beginning balance	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(112,071)	$(1,107,353)	$1,102,792	$(116,632)
Rebates and Other	(193,255)	(432,060)	492,094	(133,221)
Total	$(305,326)	$(1,539,413)	$1,594,886	$(249,853)

Current Liabilities
Returns	$(82,494)	$(49,265)	$60,894	$(70,865)
Other (2)	(43,370)	(60,677)	63,079	(40,968)
Total	$(125,864)	$(109,942)	$123,973	$(111,833)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes Medicaid, indirect rebates, and amounts due to customers.

NOTE 6: — INVENTORIES

	March 31,
	2020	2019
Finished goods	$63,686	$65,558
Raw and packaging materials	49,970	44,979
Work in progress	34,084	32,593
Other	5,333	4,949
	$153,073	$148,079

As of March 31, 2020 and 2019, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $28,902 and $26,026, respectively.

As of March 31, 2020 and 2019, there were no pledges of inventory.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2020	2019
Cost:
Land	$7,628	$7,628
Buildings	187,570	183,496
Leasehold improvements	3,383	2,291
Machinery and equipment	212,480	200,375
Computer software and equipment	39,156	33,789
Motor vehicles	80	215
Furniture, fixtures and office equipment	15,047	14,900
	465,344	442,694
Accumulated depreciation and impairment charges:
Buildings	$78,150	$71,279
Leasehold improvements	1,847	1,689
Machinery and equipment	144,437	135,801
Computer software and equipment	20,857	18,294
Motor vehicles	80	215
Furniture, fixtures and office equipment	10,012	9,174
	255,383	236,452
Depreciated cost	$209,961	$206,242

b.	Depreciation expenses were $19,161, $17,017, and $14,727 for the years ended March 31, 2020, 2019 and 2018, respectively.
c.

Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $15,333 as of March 31, 2020 and 2019.  There were no additional capitalized interest and other costs as of March 31, 2020 and 2019.

d.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $13,912 and $7,854 as of March 31, 2020 and 2019, respectively.
e.

Asset disposals were $279 and $12,707 for the years ended March 31, 2020 and 2019, respectively, mainly relating to the write-off of fully depreciated computer equipment, software and production equipment.

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2020	2019
Cost:
Product and distribution rights	$85,174	$83,391
	85,174	83,391
Accumulated amortization:
Product and distribution rights	76,762	74,539
	76,762	74,539
	$8,412	$8,852

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	Amortization expenses related to product and distribution rights were $2,222, $1,580 and $1,769 for the years ended March 31, 2020, 2019 and 2018, respectively.
c.	As of March 31, 2020, the estimated amortization expense of product and distribution rights for 2021 to 2025 is as follows: 2021—$1,834; 2022—$1,845; 2023—$1,710; 2024—$311; 2025—$577.
d.	The weighted-average amortization period for product rights is approximately 5 years.
e.	During the years ended March 31, 2020 and 2019, the Company did not record any impairment charge.

NOTE 9: — OTHER ASSETS

	March 31,
	2020	2019
Prepayment of land leased from ILA (1)	$13,250	$13,480
Intangible assets and deferred costs, net (2)	8,412	8,852
Goodwill (3)	7,191	7,191
Right-of-use (ROU) assets (4)	2,195	—
Severance pay fund (5)	1,187	1,350
Other	126	195
	$32,361	$31,068

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

(2)	See Note 8.
(3)	See Note 2.k.
(4)

As of April 1, 2019, the Company commenced lease accounting in accordance with ASU 2016-02, “Leases (Topic 842).”  The Company currently has leased offices, warehouse space and equipment under operating leases for periods through 2023.  See Note 2.bb. and Note 13.

(5)

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

Taro U.S.A. maintains defined contribution retirement savings plans covering substantially all of their employees.  Taro Canada maintains a Registered Retirement Savings Plan (“RRSP”).  Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits.  The Company’s matching contribution to the plans was $1,133, $1,254 and $1,195 for the years ended March 31, 2020, 2019 and 2018, respectively.

	Years ended March 31,
	2020	2019	2017
Pension, retirement savings and severance expenses	$6,654	$5,924	$6,058

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the NIS and the CAD against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the CAD at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against U.S. Dollar		U.S. Dollar
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2020	0.00%	0.89%	(1.65%)	6.02%	3.57	1.41
3/31/2019	1.40%	1.88%	3.42%	3.10%	3.63	1.33

(1)	Per Bank of Israel.
(2)	Per J.P. Morgan Chase.

In April 2016, the Company began entering into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in U.S. dollars due to changes in the respective exchange rates.  At March 31, 2020, the forward contracts to purchase the NIS are for a total amount of $49,000, at a weighted-average forward rate of 3.44 NIS per U.S. dollar, which are settled in seventeen (17) monthly settlements of $3,250 for ten (10) months, $2,000 for six (6) months, and $4,500 for one (1) month.  The Company recorded a net gain (loss) of $178, ($2,530) and $97 for the years ended March 31, 2020, 2019, and 2018, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $40,024, at a weighted-average forward rate of CAD 1.31 per U.S. dollar, which are settled in sixteen (16) monthly installments of approximately $2,453 for nine (9) months, $3,999 for three (3) months, $1,708 for three (3) months, and $826 for one (1) months. The Company recorded a net (loss) gain of ($629), $2,545 and $2,068, for the years ended March 31, 2020, 2019, and 2018, respectively, for the contracts to purchase the CAD.

There is no collateral for these hedges.

At March 31, 2020, the Company had derivative instruments designated as hedging instruments, which have been accounted for in accordance with ASU No. 2017-12, “Derivatives and Hedging (Topic 815).”

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The fair value of the Company’s financial assets measured at fair value on a recurring basis as of March 31, 2020 and 2019 were as follows:

	March 31, 2020		March 31, 2019
	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)	(Level 1)	(Level 2)
Assets
Short-term marketable securities *	$595,383	$—	$481,883	$—
Long-term marketable securities *	448,572	—	302,817	—
Long-term debt instruments *	5,066	—	743	—
Long-term equity instruments *	6,001	—	762	—
Forward contracts	—	35	—	—
	$1,055,022	$35	$786,205	$—
Liabilities
Forward contracts	$—	$(4,667)	$—	$(4,063)
	$—	$(4,667)	$—	$(4,063)

*Refer to Note 3 for additional details on marketable securities.

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2020	2019
Returns reserve	$61,406	$63,818
Medicaid and indirect rebates	37,110	31,947
Accrued income taxes	22,511	16,950
Employees and payroll accruals	20,195	21,057
Accrued expenses	15,616	16,308
Marketable securities	9,168	2,005
Royalties	8,523	863
Due to customers	4,452	1,550
Derivative instruments	3,811	3,769
Legal and audit fees	2,743	2,253
Lease liability	1,514	—
Suppliers of property, plant and equipment	1,418	4,654
Settlements and loss contingencies	961	1,841
Deferred revenue	237	9,439
Other	4,208	5,307
	$193,873	$181,761

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	Other long-term liabilities:

	March 31,
	2020	2019
Deferred revenue	$1,347	$1,572
Accrued severance pay	1,278	1,345
Other	2,742	1,481
	$5,367	$4,398

NOTE 13: — COMMITMENTS AND CONTINGENT LIABILITIES

a.

Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2023. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31, 2020
3/31/2021	$1,664
3/31/2022	767
3/31/2023	235
$2,666

Total rent expenses were $1,875, $2,905 and $2,966 for the years ended March 31, 2020, 2019 and 2018, respectively.

Effective April 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective method.  The adoption of ASU 2016-02 does not have a material impact on our financial position or results of operations. Prior period amounts were not adjusted and continue to be reported in accordance with ASC 840.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Authority on proceeds from the sale of products in which the government participates in the research and development by way of grants.  The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.  The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar.  Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in U.S. dollars).  As of March 31, 2020 and 2019, the aggregate contingent liability to the Authority was $12,950 and $12,697, respectively.

Royalty payments to the Authority were $0, $89 and $100 for the years ended March 31, 2020, 2019 and 2018, respectively.

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

2.Generic drug industry pricing investigations and related litigation:

On September 8, 2016, Taro U.S.A. received a grand jury subpoena from the United States Department of Justice, Antitrust Division, seeking documents relating to corporate and employee records, generic pharmaceutical products and pricing, communications with competitors and others regarding the sale of generic pharmaceutical products, and certain other related matters.  Taro U.S.A. is in the process of responding to the grand jury subpoena.  Certain current and former officers and employees of Taro U.S.A.’s commercial team have also received related subpoenas.  On February 4, 2020, a former member of Taro U.S.A.’s commercial team was indicted for alleged violations of U.S. antitrust laws.

The Company, Taro U.S.A. and, with respect to a complaint brought by U.S. State Attorneys General (“AG”) and a complaint brought by putative classes of indirect reseller plaintiffs (“IRPs”), a former member of Taro U.S.A.’s commercial team have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by and/or on behalf of purchasers and payors of several generic pharmaceutical products.  The lawsuits allege that the Company, Taro U.S.A., and/or, in the AG and IRP complaints, the concerned individual, have conspired with competitors to fix prices, rig bids, or allocate customers with respect to Taro U.S.A. products, and also allege an industry-wide conspiracy as to nearly all generic pharmaceutical products.  Each of these cases has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724. The Court had sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims.  Certain cases are proceeding in discovery.

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

The Company and two of its former officers are named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., filed October 25, 2016, which is now pending in the United States District Court for the Southern District of New York and asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individual defendants.  It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices.  On September 24, 2018, the Court granted in part and denied in part the Company’s motion to dismiss.  The case is proceeding with limited discovery.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

3.Other matters:

In April 2019, the Company entered into a conditional settlement with the Israeli Ministry of Environmental Protection (the “MoEP”) and submitted it to the Haifa Magistrate’s Court, which approved the settlement in July 2019.  The conditional settlement concerns one current and one former employees’ and the Company's non-compliance with the performance obligations of periodic sampling of emissions from the facility's stacks between 2010 and 2013 as instructed by the Company's business license and the Israeli business license law.  In the settlement, the Company and the concerned individuals undertook to refrain from repeating the described violations for a term of one year commencing on July 2019 and to conditional fines to be imposed in case these violations are repeated.  In exchange, the MoEP agreed to a non-conviction by the court.

In July 2019, the Company received a motion to approve a class action against 30 companies located in Haifa Bay, Israel, including the Company.  The claimant, a civil association in Haifa Bay, claims that the industrial activity of the 30 companies allegedly caused higher percentages of lung cancer among Haifa Bay residents compared to the average in Israel.  At this stage, the claimant seeks to receive district court approval for the motion to approve a class action.  The 30 companies have filed a preliminary response to the court in which they have moved the court to dismiss the motion in light of the requirements of Israeli Class Action Law.

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

Before implementation of the new FUL methodology on April 1, 2016, CMS used average wholesale price (“AWP”) or Wholesale Acquisition Cost (“WAC”) in the calculation of FULs.  States have also historically used AWP or WAC in setting Medicaid reimbursement rates for drugs.  Effective April 1, 2017, states are now required to use actual acquisition cost as the basis of reimbursement.  Many of the legislative changes noted above stemmed from civil lawsuits being brought by states against pharmaceutical manufacturers in which there were allegations that the defendants overstated AWPs or WACs, which were used by state agencies to calculate drug reimbursements to healthcare providers.

The Collective Bargaining Agreement dated April 6, 2011, as amended and extended by the collective bargaining dated January 5, 2017, among Taro Israel, the Histadrut Trade Union and Taro Israel’s Employees Committee on behalf of Taro’s Israeli employees ended December 31, 2019 (the “Collective Bargaining Agreement”).  The Collective Bargaining Agreement has a term of three years and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term.  We received notice and have negotiated a new collective bargaining agreement, which is being drafted by the parties.  The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.

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

As of March 31, 2020, 2019 and 2018, no options were outstanding.  No further options in respect of the 1999 plan are available for future grants.  There were no options exercised in the years ended March 31, 2020, 2019 and 2018, respectively.

d.	Net income per share:

	Year ended March 31, 2020			Year ended March 31, 2019			Year ended March 31, 2018
	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount
Basic and diluted EPS	$244,241	38,460,056	$6.35	$281,777	38,990,058	$7.23	$211,150	40,155,087	$5.26

e.

As of March 31, 2020, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments and hedge accounting of $160,583, and unrealized loss from available for sale securities of $2,454.  As of March 31, 2019, the accumulated other comprehensive income comprised of loss from foreign currency translation adjustments and hedge accounting of $158,069, and unrealized gain from available for sale securities of $13,961.  Unrealized gains (losses) on marketable securities reclassified out of accumulated other comprehensive income to financial income (expense) on the income statement were $420, ($1,003) and ($86) during the years ended March 31, 2020, 2019, and 2018, respectively.

NOTE 15: — INCOME TAXES

a.	Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to Corporate income tax at the rate of 23.0%, 23.0% and 24.0% for the years ended March 31, 2020, 2019 and 2018, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company has two active plans, one Approved Enterprises under the Alternative Benefits Program (Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements.   Under Plan 5 (benefit period starting 2007), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.  With respect to Plan 5, given the high level of investments in such plan, we met the conditions to qualify as a "High Level Foreign Investment Company" which entitled Plan 5 to an additional 5 years of benefits, subject to receipt of approval from the Israeli Investment Center (“IIC,” now called the "Authority for Investments and Development of the Economy and Industry").  On November 5, 2019, we received the approval from the IIC regarding the 5 year extension of Plan 5, subject to meeting certain pre-agreed additional conditions that will be examine by the IIC at the end of the extension period.  Under Plan 6 (benefit period starting 2010), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises.  In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest.  As of March 31, 2020, management believes that the Company complied with all of the aforementioned requirements.

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

Dividends paid by a company, the source of which is income derived from the Approved Enterprise accrued during the benefits period, are generally subject to withholding tax at a rate of 15% (which is withheld and paid by or on behalf of the company paying the dividend), and such withholding tax may be reduced by an applicable treaty if such dividends were paid during the benefits period or at any time up to 12 years thereafter.  The 12-year limitation does not apply to a FIC.

For the years ended March 31, 2020 and 2019, income not eligible for Approved and/or Benefited Enterprise benefits is taxed at the regular corporate income tax rate.

d.	The New Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law (“Amendment 68”), upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (an “Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved/Benefited Enterprises during the benefits period.  Under the law, when the election is made, the uniform tax rate for 2014 and onwards will be 9% in areas in Israel designated as Development Zone A (decreased to 7.5% as of January 1, 2017) and 16% elsewhere in Israel.  The decrease of the uniform tax rate to 7.5% was effective for the reporting periods starting April 1, 2017.  The profits of these Industrial Companies will be freely distributable as dividends, subject to withholding tax of 20% or lower, under an applicable tax treaty.  Certain “Special Preferred Enterprise” that meet more stringent criteria (significant investment, R&D or employment thresholds), and will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.  In order to be classified as a “Special Preferred Enterprise,” the approval of three governmental authorities in Israel is required.  We did not elect to apply for Amendment 68 in tax year 2019 or 2018.  The Company currently continues to apply the pre Amendment 68 regime, however, may still decide in the future to make the above-mentioned election.

e.	The New Technological Enterprise Incentives Regime – 2017 Amendment to the Investment Law

Amendment 73 to the Investment Law (“the 2017 Amendment”), was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment is based on the OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project and introduced the incentive regimes of “Preferred Technological Enterprise” and of "Special Preferred Technological Enterprise", as described below. These new regimes are in addition to the other existing post Amendment 68 tax incentives regimes under the Investment Law.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The new incentives regime will apply to "Preferred Technological Enterprises" that meet the “Preferred Enterprise” requirements and certain additional conditions, including all of the following:

1.

The Enterprise’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7%, in average, of the Enterprise-owning company’s total revenue or exceed NIS 75 million (approximately $21,000) per year;

2.	A company must also satisfy one of the following conditions:
•	at least 20% of the workforce (or at least 200 employees) are employees of which salaries are fully allocated to R&D expenses;
•

a venture capital investment of an amount approximately equivalent to at least $2.2 million was previously made in the company and the company did not change its field of business after the investment; or

•	growth in sales or workforce by an average of 25% in the three years preceding the tax year in comparison to the prior tax year.

A "Special Preferred Technological Enterprise" is an enterprise that meets conditions 1 and 2 above, and in addition is a part of a group of companies that have total annual consolidated revenues above NIS 10 billion (approximately $2.6 billion).

Preferred Technological Enterprises will be subject to a corporate tax rate of 7.5% for operations in Development Zone A or 12% for operations outside of Development Zone A with respect to the portion of their income derived from certain types of proprietary IP as defined within the Investment Law and which were generally developed in Israel, while Special Preferred Technological Enterprises will be subject to 6% with respect to income related to such IP.  The withholding tax on dividends from these enterprises will be 4% for dividends paid to a foreign company and the distributing company is held by foreign companies at a rate of at least 90%. For other dividend distributions, the withholding tax rate shall be 20% (or a lower rate under a tax treaty, if applicable).

The Company continues to apply the pre Amendment 68 regime.

f.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in U.S. dollars in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income).  Such an election was binding to the Company for three years.  Accordingly, commencing taxable year 2003, results for tax purposes are measured in U.S. Dollar terms.  After the initial three-year term, the Company must make the election on an annual basis.  Through taxable year 2019, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

g.	Income from continuing and discontinued operations before income taxes is comprised of the following:

	Year ended March 31,
	2020	2019	2018
Domestic (Israel)	$99,182	$184,410	$91,485
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	198,853	172,444	200,548
Income from continuing and discontinued operations before taxes	$298,035	$356,854	$292,033

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

h.	Taxes on income are comprised of the following:

	Year ended March 31,
	2020	2019	2018
Current taxes	$55,895	$60,203	$27,687
Prior years' benefits	(9,995)	(2,980)	(1,830)
Deferred income taxes	7,585	17,509	56,097
	$53,485	$74,732	$81,954

Domestic (Israel)	$4,177	$33,183	$17,373
Foreign (North America)	49,308	41,549	64,581
	$53,485	$74,732	$81,954

Included within current and deferred income tax expense are benefits relating to research and development tax credits at Taro Canada of $664, $867 and $1,091 for the years ended March 31, 2020, 2019 and 2018, respectively.  Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Fiscal year filers, such as Taro U.S.A., recognize a partial reduction in the U.S. corporate tax rate for their year ending after January 1, 2018, and thereafter recognize the full reduction in the U.S. corporate tax rate.  For the year ending March 31, 2018, Taro U.S.A. was subject to a 31.5% federal tax rate and for subsequent years Taro U.S.A. is subject to a 21% federal tax rate.

On March 27, 2020 the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which, among other provisions, allows U.S. corporations to carry existing losses back to the preceding five years.  The Company expects to receive a benefit due to the increased value of its losses when carried back to preceding years in which the U.S. federal corporate income tax rate was 35% versus the current 21%.

i.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2020	2019	2018
Statutory tax rate (in Israel)	23.0%	23.0%	24.0%

(Decrease) increase in effective tax rate due to:
Tax benefits from reduced tax rates under benefit programs and other	(4.1%)	(6.2%)	(7.8%)
Utilization of net operating losses	—	(0.4%)	(2.5%)
Different tax rates applicable to non-Israeli subsidiaries	1.3%	0.8%	(2.3%)
Uncertain tax positions, net	(0.6%)	3.4%	(3.3%)
FX on tax payments	0.4%	(0.3%)	—
Taxes from prior years	(0.8%)	0.6%	5.7%
Net operating loss carryback (1)	(1.3%)	—	—
Change in Federal corporate income tax rate	—	—	14.2%
Effective consolidated tax rate	17.9%	20.9%	28.0%

(1)

Net operating loss carryback is attributed to the CARES Act which was enacted in the U.S. on March 27, 2020.  The CARES Act, among other provisions, allows U.S. corporations to carry existing losses back to the preceding five years.  The Company expects to receive a benefit due to the increased value of its losses when carried back to preceding years in which the U.S. federal corporate income tax rate was 35% versus the current 21%.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

j.	Current taxes are calculated at the following combined federal and local rates:

	Year ended March 31,
	2020	2019	2018
On Israeli operations (not including “Approved Enterprise”)	23.0%	23.0%	24.0%
On U.S. operations *	21.2%	21.2%	31.7%
On Canadian operations *	25.0%	25.0%	25.0%
On U.K. discontinued operations *	*	*	20.0%
On Ireland discontinued operations *	*	*	12.5%

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

	March 31,
	2020	2019
Deferred tax assets:
Operating loss carryforward	$548	$4,383
Capital loss carryforward	17,749	18,301
Deferred revenue	24,765	19,726
Property, plant, and equipment	1,440	1,440
Intangible assets	36,612	41,420
Accrued expenses	45,756	50,742
Bad debt allowance	583	83
Hedge accounting	792	84
Marketable securities	262	—
Other, net	8,506	7,448
Total deferred tax assets	137,013	143,627
Valuation allowance for deferred tax assets	(23,338)	(24,652)
Net deferred tax assets	113,675	118,975
Deferred tax liabilities:
Property, plant, and equipment	(10,178)	(8,803)
Marketable securities	—	(1,924)
Other, net	(199)	(259)
Total deferred tax liabilities	(10,377)	(10,986)
Net deferred tax assets	$103,298	$107,989
Domestic	$4,224	$5,684
Foreign	99,074	102,305
	$103,298	$107,989

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The deferred income taxes are presented on the Consolidated Balance Sheets as follows:

	March 31,
	2020	2019
Among non-current assets	$106,693	$110,974
Among long-term liabilities	(3,395)	(2,985)
	$103,298	$107,989
l.	Carryforward tax losses:
1.	The Company:

As of March 31, 2020, the Company has $77,169 carryforward capital losses.  Please refer to Note 13.c. and Note 15.p. for additional information relating to Israel’s carryforward capital losses.

2.	Canadian subsidiary:

As of March 31, 2020, this subsidiary has no carryforward losses.

3.	U.S. subsidiary

As of March 31, 2020, this subsidiary has deferred losses of $28,473.  This subsidiary intends to carry the entire loss back to previous years.

m.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividends as long as such payment will result in any tax expense for the Company.
n.

At March 31, 2020, deferred income taxes were not provided for on a cumulative total of $1,587,378 of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.  Taro Canada may not pay any dividend as long as such dividend will result in the current 25% tax expense for the Company.

o.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.
p.	Federal tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2014.  In February 2017, after consulting with its tax advisors, the Company filed an appeal pursuant to Section 153 of the Income Tax Ordinance (New Version), 1961 in the Haifa District Court. The appeal challenged the ITA’s tax assessment for the period of January 1, 2010 through March 31, 2014 in the amount of $40,782 (before interest, linkage and penalties), and denial of an unutilized capital loss in an amount of $74,551 that had been claimed by the Company.  The Company is under examination by the Israeli tax authorities for the years 2015 through 2017. The Company may be subject to examination by the Israeli tax authorities for the years 2015 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination to the years.

In March 2018, the Company reached a settlement with the Israel Tax authority (“ITA”), under which the Company is obligated to pay a reduced tax assessment of $15,000, and the Company was permitted to record the unutilized capital loss, transfer intellectual property from TNA to Taro Israel and Taro Canada and reorganize assets held by our subsidiaries without triggering an Israeli tax event (the “Settlement”). The Settlement finalized all tax disputes between the parties for the tax years 2010 through 2014 as well as related tax issues with respect to the tax years 2015 through 2016, which years were not subject to the controversy.

Taro U.S.A. completed its tax assessments with the U.S. tax authorities for the years through March 31, 2015.  The period in which Taro U.S.A.’s tax return for the year ending March 31, 2016 may be examined has expired and this year is no longer subject to federal audit.

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

	Year ended March 31,
	2020	2019	2018
Unrecognized tax exposure at beginning of year	$28,188	$16,810	$23,457
Increases as a result of positions taken in prior period	382	1,689	—
Decreases as a result of positions taken in prior period	(7,913)	(128)	(15,506)
Increases as a result of positions taken in current period	4,601	9,817	8,859
Unrecognized tax exposure at end of year	$25,258	$28,188	$16,810

The total amount of interest and linkage to Consumer Price Index recognized on the Consolidated Statement of Operations for the three years ended March 31, 2020, 2019 and 2018, were $1,224, $323, and $427 respectively.  The total amount of interest and linkage to Consumer Price Index recognized on the Consolidated Balance Sheets at March 31, 2020 and 2019 were $2,548 and $1,324, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $25,258 and $28,188 at March 31, 2020 and 2019, respectively.

NOTE 16: — SELECTED STATEMENTS OF INCOME DATA

	Year ended March 31,
	2020	2019	2018
Sales, net	$644,769	$669,893	$661,913

Selling, marketing, general and administrative expenses:
Selling and marketing	$31,754	$39,495	$33,724
Advertising	4,902	6,527	9,913
General and administrative *	56,757	43,949	44,559
Settlements and loss contingencies	—	(3,678)	1,884
	$93,413	$86,293	$90,080
* Including provision for doubtful accounts	$2,382	$144	$(124)

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$725	$256	$304
Income in respect of deposits	(11,714)	(14,107)	(13,367)
Interest from marketable securities	(22,655)	(19,691)	(6,871)
Foreign currency transaction gains	(14,838)	(25,309)	32,465
	$(48,482)	$(58,851)	$12,531

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

	Israel	Canada	U.S.A.	Other	Consolidated
Year ended March 31, 2020 and as of
March 31, 2020:
Sales *	$42,817	$97,997	$495,673	$8,282	$644,769
Long-lived assets **	$123,679	$63,506	$38,379	$—	$225,564
Year ended March 31, 2019 and as of
March 31, 2019:
Sales *	$40,050	$83,970	$537,111	$8,762	$669,893
Long-lived assets **	$123,698	$59,108	$39,479	$—	$222,285
Year ended March 31, 2018 and as of
March 31, 2018:
Sales *	$38,223	$67,226	$549,174	$7,290	$661,913
Long-lived assets **	$114,145	$56,629	$37,246	$—	$208,020

*	Based on customer’s location, including sales to unaffiliated customers and Sun.
**	Includes property, plant and equipment, net; goodwill and intangible assets, net.
b.

For the year ended March 31, 2020, the Company had net sales to two different U.S. customers of 13.0% and 11.5% of consolidated net sales.  For the year ended March 31, 2019, the Company had net sales to two different customers of 12.1% and 11.0% of consolidated net sales.  For the year ended March 31, 2018, the Company had net sales to three different customers of 15.3%, 11.5% and 11.4% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2020, 2019 and 2018, were as follows:

	Year ended March 31,
Category	2020	2019	2018
Dermatological and topical	63%	61%	65%
Neuropsychiatric	17%	18%	17%
Cardiovascular	6%	7%	6%
Anti-inflammatory	3%	3%	4%
Other	11%	11%	8%
Total	100%	100%	100%

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

b.	The following is the detail of discontinued operations:

	Year ended March 31,
	2020	2019	2018
Sales, net	$—	$—	$—
Cost of sales	—	—	(103)
Gross loss	—	—	(103)
Operating expenses:
Research and development	—	—	(30)
Selling, marketing, general and administrative	—	—	(169)
Operating loss	—	—	(302)
Financial income, net	—	—	113
Other loss, net	—	—	(146)
Loss before income taxes	—	—	(335)
Net loss from discontinued operations	$—	$—	$(335)

NOTE 19: — RELATED PARTY TRANSACTIONS

In addition to Sun controlling 84.7% of the voting power in the Company as of March 31, 2020, the Company has substantial relationships with Sun.  Certain Taro Board members are also members of various Sun entities board of directors, including Taro’s Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain Taro officers and executives are also executives of Sun.

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

Sun and Taro renewed a services arrangement (the “Services Agreement”) effective April 1, 2019, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America in the following areas:  Human Resources, Information Technology, Legal (including intellectual property matters), OTC, Management, Procurement, certain aspects of Commercial and Customer Service, Finance (Accounts Receivable, Accounts Payable, Government Pricing, Gross-to-Net and Tax Compliance), Regulatory Affairs (Canada only), Supply Chain, Travel Related Services, and Generic Rx (chargeback and rebate maintenance) (each a “Service Area”).

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

In May 2018, Taro Canada signed an agreement with Sun’s affiliate Ranbaxy Pharmaceuticals Canada Inc., now Sun Pharma Canada Inc., under which Taro Canada acts as the exclusive distributor for a portfolio of Sun and Ranbaxy, Inc. products in Canada. Under this agreement, Taro Canada purchases and controls inventory; additionally, Sun and Ranbaxy Inc. pay Taro Canada a sales and distribution fee.

NOTE 20: — SUBSEQUENT EVENTS

Subsequent to March 31, 2020, the Company received final approvals from the FDA for four additional ANDAs:
Clocortolone Pivalate Cream USP, 0.1% and Mupirocin Cream USP, 2% in April 2020; Ivermectin Lotion, 0.5% in May 2020; and Betamethasone Dipropionate Spray, 0.05% in June 2020.  The Company currently has a total of twenty-one ANDAs awaiting FDA approval, including five tentative approvals.

In June 2020, the Company along with an additional pharmaceutical manufacturer were named as part of a proceeding in Israel seeking approval for a proposed class action relating to the alleged sale of opioid products in Israel.

In June 2020, Taro U.S.A. and former members of its commercial team were named as defendants in a lawsuit brought by U.S. State Attorney Generals.  The lawsuit alleges Taro U.S.A. and the concerned individuals conspired with competitors in violation of antitrust laws with respect to Taro U.S.A. products and engaged in an industry-wide conspiracy.  In addition, in June 2020, Taro U.S.A. and Taro Pharmaceuticals Inc. were named as defendants in a proposed class action in Canada.  The lawsuit alleges that the Taro entities conspired with competitors in violation of antitrust laws with respect to the Taro entities’ products.

End of consolidated financial statements.

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1