Form 20-F
period 2021-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2021-06-17
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

37,926,044 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share outstanding as of March 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑

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

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2021 (the “2021 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2021 Annual Report is being filed in respect of the fiscal year ended March 31, 2021, and contains the audited consolidated financial statements for the year then ended.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2021 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D – Risk Factors” and elsewhere in this 2021 Annual Report.  We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2021 Annual Report are reported in U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Totals presented in this 2021 Annual Report may not total correctly due to rounding of numbers.

All references in this 2021 Annual Report to “dollars,” “USD,” or “$,” are to U.S. dollars, all references to “NIS” are to New Israeli Shekel, and all references to “CAD” are to Canadian dollars.  The published (1) representative exchange rate between the NIS and the dollar for March 31, 2021, was NIS 3.33 per $1.00.  The published (2) representative exchange rate between the CAD and the dollar for March 31, 2021, was CAD 1.26 per $1.00.  No representation is made that the NIS amounts or CAD amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)	As published by The Bank of Israel.
(2)	As published by J.P. Morgan Chase.

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data for the years ended March 31, 2021, 2020 and 2019, and as of March 31, 2021 and 2020, from our audited consolidated financial statements set forth elsewhere in this 2021 Annual Report, which have been prepared in accordance with U.S. GAAP.  We have derived the consolidated selected financial data for the years ended March 31, 2018 and 2017, and the Consolidated Balance Sheet financial data as of March 31, 2019, from our audited consolidated financial statements not included in this Annual Report.  You should read the selected consolidated financial data together with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements, related notes and other financial information included elsewhere in this 2021 Annual Report.

	Year Ended March 31,
	2021	2020	2019	2018	2017
	U.S. dollars and shares in thousands (except per share data)
Consolidated Statements of Operations Data:
Sales, net	$548,970	$644,769	$669,893	$661,913	$879,387
Cost of sales	252,314	245,044	224,169	198,405	207,860
Impairment	—	—	—	—	276
Gross profit	296,656	399,725	445,724	463,508	671,251
Operating expenses:
Research and development	60,152	59,777	63,238	70,418	70,644
Selling, marketing, general and administrative	91,355	93,413	89,971	88,196	85,656
Settlements and loss contingencies	558,924	—	(3,678)	1,884	—
	710,431	153,190	149,531	160,498	156,300
Operating (loss) income	(413,775)	246,535	296,193	303,010	514,951
Financial (income) expenses, net	(19,809)	(48,482)	(58,851)	12,531	(34,636)
Other gain, net	2,893	3,018	1,810	1,889	11,211
(Loss) income before income taxes	(391,073)	298,035	356,854	292,368	560,798
Tax expense	9,667	53,485	74,732	81,954	103,780
(Loss) income from continuing operations	(400,740)	244,550	282,122	210,414	457,018
Net loss from discontinued operations attributable to Taro	—	—	—	(335)	(352)
Net (loss) income	(400,740)	244,550	282,122	210,079	456,666
Net (loss) income attributable to non-controlling interest	(14,087)	309	345	(1,071)	310
Net (loss) income attributable to Taro	$(386,653)	$244,241	$281,777	$211,150	$456,356

Net (loss) income from continuing operations attributable to Taro	$(386,653)	$244,241	$281,777	$211,485	$456,708
Net loss from discontinued operations attributable to Taro	—	—	—	(335)	(352)
Net (loss) income attributable to Taro	$(386,653)	$244,241	$281,777	$211,150	$456,356

Net (loss) income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$(10.12)	$6.35	$7.23	$5.27	$11.06
Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$—	$—	$(0.01)	$(0.01)
Net (loss) income per ordinary share attributable to Taro:
Basic and Diluted	$(10.12)	$6.35	$7.23	$5.26	$11.05
Weighted-average number of ordinary shares used to compute net (loss) income per share:
Basic and Diluted	38,210	38,460	38,990	40,155	41,301

	As of March 31,
	2021	2020	2019	2018	2017
	U.S. dollars in thousands
Consolidated Balance Sheet Data:
Working capital	$794,534	$1,309,867	$1,265,899	$1,680,879	$1,789,187
Property, plant and equipment, net	$205,508	$209,961	$206,242	$193,727	$180,085
Total assets	$2,406,873	$2,341,252	$2,135,326	$2,433,210	$2,289,753
Shareholders’ equity	$1,695,457	$2,109,759	$1,911,122	$2,210,399	$2,073,806

Dividends

We had never paid cash dividends until Fiscal Year 2019.  On November 5, 2018, the Board of Directors declared a $500 million special cash dividend on Taro ordinary shares. The special dividend of $12.86 per share was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.  Our dividend policy is set forth below in “Item 8.A. – Consolidated Statements and Other Financial Information.”

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

In addition, because we market drugs that are classified as controlled substances in the United States, Israel and Canada, we must meet the requirements of the federal Controlled Substances Act in the United States, state laws and equivalent laws in Israel and Canada, as well as the regulations promulgated thereunder in each country and/or state.  These regulations include stringent requirements for handling and receipt of controlled substances including import, export, manufacture, storage, distribution and dispensing. These requirements include registration/licensing, manufacturing controls (e.g., quotas), import permits/declarations, inventory, recordkeeping, monitoring, reporting, disposal and security to prevent diversion of, or unauthorized access to, the controlled substances at each stage of the production and distribution process.  The United States Drug Enforcement Administration (“DEA”), state agencies and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the Controlled Substances Act, state laws and their equivalents in Israel and Canada.  Any failure to comply with these laws and regulations could lead to a variety of sanctions, including restrictions, revocation, or a denial of renewal, of our DEA registration or state license (or Israeli or Canadian equivalent), injunctions, or civil or criminal penalties.

Furthermore, all of the products that we manufacture, and most of the products we distribute, are manufactured outside the United States and must be imported into the United States. Importation of drugs, including controlled substances, is subject to additional restrictions and review by the FDA and the DEA. The FDA and the DEA, in conjunction with the United States Customs and Border Protection, have the authority and discretion to scrutinize and potentially prohibit the importation of foreign goods into the United States that extend beyond authority related to distribution of products manufactured and distributed in the United States.

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

From time to time, the U.S. Congress (“Congress”) considers and enacts legislation amending the Hatch-Waxman Act, including with respect to 180-day exclusivity.  If further changes to the law are enacted, it might affect our ability to qualify for or otherwise benefit from the statutory 180-day exclusivity period.

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

We face uncertainties due to litigation brought against the federal government by a number of state attorneys general in 2018, who seek a ruling that the PPACA is unconstitutional.  In November 2020, the Supreme Court heard an appeal of a lower court ruling brought by other attorneys general and the U.S. House of Representatives.  The Supreme Court is expected to rule on the case in the near future.  We cannot predict whether PPACA will be invalidated by the Supreme Court, and if so, whether Congress will replace it with an alternative health care framework or what the impact of any such new framework will have on drug coverage, reimbursement, required discounts, and regulatory requirements.  There is no assurance that any future repeal, replacement, or modification of the PPACA will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

In addition, in its final regulations for the Medicaid Drug Rebate Program, CMS required state Medicaid programs, beginning April 1, 2017, to base their reimbursement rates for brand drugs and other drugs not subject to a FUL on pharmacies’ actual acquisition costs, rather than using the previous methodologies based on published benchmarks such as average wholesale price (“AWP”) or wholesaler acquisition cost (“WAC”).

Effective January 1, 2010, the PPACA also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a new drug application (“NDA”), including authorized generics.  The PPACA also increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA.  Further, the volume of rebated drugs was expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, an alternative, higher rebate may be imposed on drugs that are line extensions of previously approved oral dosage form drugs.  CMS’s final regulations also expanded the Medicaid Drug Rebate Program such that manufacturers will be required to pay rebates to the U.S. Territories (Puerto Rico, the U.S. Virgin Islands, Guam, the Northern Mariana Islands and American Samoa), effective April 1, 2022.  These measures have increased or will increase our cost of selling to the Medicaid market.

Furthermore, as a result of legislative changes in the Bipartisan Budget Act of 2015 (“BBA”), generic drugs are subject to an additional rebate if the AMP for a given quarter exceeds an inflation-adjusted baseline AMP.  This price increase penalty previously applied only to innovator drugs. Currently, the price increase penalty for innovator and generic drugs, together with the basic Medicaid rebate, is limited to 100% of the AMP of the drug.  Under an amendment to the Medicaid Rebate statute enacted on March 11, 2021, the 100% limit will be removed beginning on January 1, 2024, so that the rebate on a unit of drug could possibly exceed the average price of the drug.

Both Congress and the current administration have proposed or are currently considering a wide variety of actions intended to reduce drug prices and/or reduce the amount of reimbursement for drugs under federal government programs such as Medicare. These actions include basing payment for drugs under Medicare Part B on an index of prices in other countries, allowing Medicare Part D to negotiate lower prices with drug manufacturers, requiring rebates for drugs whose prices increase greater than the rate of inflation, permitting the importation of less expensive versions of drugs from Canada and other countries and other measures.  These proposals, if finalized or enacted, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

•

federal law requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians, teaching hospitals, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants and certified nurse-midwives on an annual basis, which includes data collection and reporting obligations.  The information is made publicly available on a searchable website; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

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

Risks Relating to Our Company and Our Operations

Sun Pharmaceutical Industries Ltd., and its affiliates, controls 85.2% of the voting power in our Company.

Our Chairman, Mr. Dilip Shanghvi and members of his immediate family (one of whom is a member of our board of directors) control, through their beneficial ownership of 77.8% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharmaceutical Industries Ltd., 85.2% of the voting power in our Company, as of March 31, 2021.  Mr. Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.5% of Sun Pharma as of March 31, 2021.  Sun is able to control the outcome of shareholder votes of the Company requiring a majority of the votes.

50% of the voting power in our subsidiary Taro U.S.A. is held by a corporation which is controlled by Sun.

The share capital of Taro U.S.A. is divided into two classes.  Taro Israel owns 96.9% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro U.S.A.  Sun owns all of the outstanding voting shares of TDC and thereby controls TDC.  Although TDC has agreed to vote all of its shares in Taro U.S.A. for the election to its board of directors of such persons as Taro Israel may designate, TDC may terminate the agreement upon one year written notice.  In the event that TDC were to cease voting its shares in Taro U.S.A. for our designees, or otherwise, in accordance with Taro Israel’s preference, TDC could prevent Taro Israel from electing a majority of the board of directors of Taro U.S.A., effectively block actions that require approval of a majority of the voting power in Taro U.S.A. and potentially preclude the Company from consolidating Taro U.S.A. into the Company’s financial statements.  Taro U.S.A. accounted for approximately 69%, 75% and 79% of the Company’s consolidated revenue for the years ended March 31, 2021, 2020 and 2019, respectively.

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

On March 27, 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which, among other provisions, allows U.S. corporations to carry existing losses back to the preceding five years.  The Company expects to receive a benefit due to the increased value of its losses when carried back to preceding years in which the U.S. federal corporate income tax rate was 35% versus the current 21%.

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

We are increasingly dependent on sophisticated information technology systems and infrastructure to operate our business.  In the ordinary course of business, we collect, store and transmit large amounts of confidential information, trade secrets, intellectual property, proprietary business information, and employee personal information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information.  We have contracted with third party vendors to enhance our operations and, as part of our service arrangements with Sun as described in greater detail under “Item 7B – Related Party Transactions—Related Party Transactions—Arrangements with Sun,” we also have outsourced elements of our operations to Sun, including significant elements of our information technology infrastructure.  The size and complexity of our information technology systems, and those with whom we contract, make such systems potentially vulnerable to service interruptions, security breaches from inadvertent or intentional actions by employees, partners or vendors, or from attacks by malicious third parties.  Any significant disruptions to our information technology systems, including breaches of information security or cybersecurity, or failure to integrate new and existing information technology systems could adversely affect our business, financial condition or results of operations.  While we exercise care in selecting vendors that maintain adequate information security controls and monitor our relationships with our vendors, we and our vendors or Sun, could be susceptible to third party attacks on our information security systems, which attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including state and quasi-state actors, criminal groups, “hackers” and others.  Certain aspects of the security of such technologies are unpredictable or beyond our control, and the failure by mobile technology, third-party and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations and result in misappropriation, corruption or loss of confidential and other information.  Although the aggregate impact on our operations and financial condition has not been material to date, we have been the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. In addition, although we have cybersecurity insurance, such insurance may not adequately cover the losses and damages that we may sustain as a result of a cyber-attack. We may also not be able to obtain adequate insurance coverage in the future at acceptable costs. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business.

Maintaining the secrecy of our confidential information, trade secrets, intellectual property, proprietary business information, and employee personal information is important to our competitive business position.  However, such information can be difficult to protect.  While we have taken steps to protect such information and invested heavily in information technology, data security and preventing data leakages, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of data that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information.  In addition, there is a risk that encryption and other protective measures, despite their sophistication, may be defeated, particularly to the extent that new computing technologies vastly increase the speed and computing power available.  A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of our data, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our data to gain an advantage, and/or adversely affect our business position.  Any such breach or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of our data could also result in a violation of applicable privacy and other laws in the U.S. and abroad, litigation exposure, regulatory fines, penalties or intervention, reimbursement or other compensatory costs, additional compliance costs and our internal controls or disclosure controls being rendered ineffective.  Further, any such interruption, security breach, loss or disclosure of confidential information, could result in financial, legal, business and reputational harm to us and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

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

The continued impact of the COVID-19 pandemic could have a significant negative impact on our business, financial results, cash flow and liquidity.  We may need to seek additional sources of financing to fund our operations. Capital and credit markets have experienced disruptions due to COVID-19 and foreign exchanges have experienced increased volatility. Because of these disruptions and volatility, seeking additional financing may be difficult and is dependent upon evolving market conditions, among other factors.

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.  As of March 31, 2021, we did not identify any material weaknesses in internal controls.  Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

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

The market price of our ordinary shares has been volatile, and may, in the future, be subject to wide fluctuations, for the following reasons, among others:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	announcements by us or our competitors of new or enhanced products;
•	market conditions or trends in the pharmaceutical industry;

•	developments or disputes concerning proprietary rights;
•	failure by us to develop new products;
•	introduction of technologies or product enhancements by others that reduce the need for our products;
•	general economic and political conditions;
•	departures of key personnel;
•	changes in the market valuations of our competitors;
•	regulatory considerations; and
•	the other risk factors listed in this section of this 2021 Annual Report.

No citizen or resident of the United States who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the United States Internal Revenue Code of 1986, as amended (the “Code”), we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation.  This provision has the practical effect of prohibiting each citizen or resident of the United States who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.  The provision may therefore discourage United States persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).  As of March 31, 2021, no citizen or resident of the United States held an amount of ordinary shares that would represent 10% or more of the voting power of our Company.

Risks Relating to Our International Operations

We face risks related to foreign currency exchange rates.

Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results.  To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the USD could cause our profits to decrease or our products to be less competitive against those of our competitors.  To the extent that our foreign currency holdings and other assets denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure.

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

Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, as well as, more recently, the United Arab Emirates and other countries in the Middle East, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity.  Any armed conflicts, terrorist activities or political instability in the region could adversely affect our operations.  Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued, from time to time, an advisory regarding travel to Israel.  As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our Company, could result in the FDA withholding approval for new products we intend to produce at those facilities.

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

We may be affected by fluctuations in the NIS relative to the USD.

A substantial portion of our expenses in Israel, primarily labor and occupancy expenses, are incurred in NIS.  As a result, the cost of our operations in Israel, as measured in USD, is subject to the risk of exchange rate fluctuations between the USD and the NIS.  During the year-ended March 31, 2021, the value of the NIS increased 6.7% relative to the USD based on the change in the exchange rate from the start to the end of the fiscal year.  This trend was furthermore reflected in exchange rates movement throughout the fiscal year, as the value of the NIS appreciated relative to the USD, which had a negative impact on our results of operations by increasing the USD value of our NIS-incurred expenses.  If the NIS continues to appreciate relative to the USD, that would further negatively affect our USD-measured results of operations.

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

We have, in the past, received grants and substantial tax benefits under Israeli government programs, including the Approved Enterprise program and programs of the National Technological Israel Innovation Authority (the “Authority” or “IIA”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel).  In order to be eligible for these programs and benefits, we must meet specified conditions including making specified investments in fixed assets from our equity and paying royalties with respect to grants received.  In addition, some of these programs could restrict our ability to manufacture particular products and transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes.  In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs.  If the government of Israel ends these programs and tax benefits while we are recipients, our business, financial condition and results of operations could be materially adversely affected.

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

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do United States tax laws.  The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing or making more difficult a merger or acquisition.  This could prevent a change of control of the Company and depress the market price of our ordinary shares, which otherwise might rise as a result of such a change of control.  With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions.  Generally, with respect to other share swap transactions, the tax deferral is limited in time, and when that time expires, the tax becomes payable even if no disposition of the shares has occurred.

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

We are subject to legislation in Israel, primarily relating to patents and data exclusivity provisions.  Modifications of this legislation or court decisions regarding this legislation may adversely affect us and may prevent us from exporting Israeli-manufactured products in a timely fashion.  Additionally, the existence of third-party patents in Israel, with the attendant risk of litigation, may cause us to move production outside of Israel or otherwise adversely affect our ability to export certain products from Israel.

Risks Relating to Our Location in Canada

Government price control policies can materially impede our ability to set prices for our products.

In Canada, the Patented Medicine Prices Review Board (“PMPRB”) monitors and controls the prices of patented drug products marketed in Canada.  The PMPRB requires patentees to report pricing and assess whether pricing is excessive based on a number of factors, including the price of comparable drugs sold in Canada and the price of patented medicine in other jurisdictions.  While price increases are permitted, they are generally limited to the amount of the annual increase of the Canadian Consumer Price Index.  Consequently, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime that significantly affects the Canadian pharmaceutical industry’s ability to set pricing.  Additionally, generic pricing is affected by the PMPRB given that generic pricing is tied to the price of the interchangeable brand product.  To the extent we have products covered by a patent in Canada or generic products affected by the PMPRB, our inability to control the prices of any such products may adversely affect our operations.  The risk associated with the PMPRB’s jurisdiction has also been affected by recent changes to the regulatory landscape within which the PMPRB operates.

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

We may be affected by fluctuations in the CAD relative to the USD.

A substantial portion of our expenses in Canada, primarily labor, packaging materials, occupancy, selling, marketing and administrative expenses, are incurred in CAD.  As a result, the cost of our operations in Canada, as measured in USD, is subject to the risk of exchange rate fluctuations between the USD and the CAD. During the year-ended March 31, 2021, the value of the CAD increased 10.6% relative to the USD based on the change in the exchange rate from the start to the end of the fiscal year.  This trend was furthermore reflected in exchange rates movement throughout the fiscal year, as the value of the CAD appreciated relative to the USD, which had a negative impact on our results of operations by increasing the USD value of our CAD-incurred expenses.  If the CAD continues to appreciate relative to the USD, that would further negatively affect our USD-measured results of operations.

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

The Securities and Exchange Commission (“SEC”) maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website at https://www.taro.com/. This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this annual report.

Capital Expenditures

During the years ended March 31, 2021, 2020 and 2019, our capital expenditures were $17.0 million, $26.6 million and $27.0 million, respectively.  The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities, laboratories, and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products and maintain a competitive position in the marketplace.

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

For a detailed presentation of our property, plant and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2021 Annual Report.  Also see Item 4.D. – “Property, Plant and Equipment.”

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

As of March 31, 2021, 17 (excluding tentative approvals) of our ANDAs are being reviewed by the FDA.  During the fiscal year ended March 31, 2021, we filed 7 ANDAs with the FDA.  In addition, there are numerous products for which either development or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted.  In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors, prior to, simultaneous with or after granting approval to us.

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

For the years ended March 31, 2021, 2020 and 2019, no product comprised 10% of our total consolidated sales.

Sales and Marketing

In the United States, Israel and Canada, our sales are primarily generated by our own dedicated sales force.  In other countries, we sell through agents and other distributors.  Our sales force is supported by our customer service and marketing employees.

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2021		2020		2019
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
United States	$383,829	70%	$495,673	77%	$537,111	80%
Canada	110,167	20%	97,997	15%	83,970	13%
Israel	46,574	8%	42,817	7%	40,050	6%
Other	8,400	2%	8,282	1%	8,762	1%
Total	$548,970	100%	$644,769	100%	$669,893	100%

In the year ended March 31, 2021, revenue in the United States accounted for 70% of total consolidated net sales.  In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains and mass merchandisers.  A significant portion of our revenue is derived from sales to a limited number of customers. If the Company were to experience a significant reduction in or loss of business with one or more of such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition, and results of operations could be materially adversely affected.  During the year ended March 31, 2021, we sold to approximately 200 customers in the United States.  The following table represents sales to our largest customers greater than 10% of consolidated net sales:

	Year ended March 31,
Customer	2021	2020	2019
Customer A	12.6%	*	*
Customer B	10.5%	13.0%	*
Customer C	*	11.5%	12.1%
Customer D	*	*	11.0%

*Less than 10%.

The following table sets forth the percentage of consolidated net sales by each type of customer in the United States in the year ended March 31, 2021:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	42%
Mass merchandisers, food and retail chains	14%
Managed care organizations	8%
Generic drug distributors	4%
Other	2%

In the year ended March 31, 2021, sales in Canada accounted for 20% of our total consolidated net sales and Taro Canada sold to approximately 300 customers.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in the year ended March 31, 2021:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	13%
Drug chains, independent pharmacies and others	7%

In the year ended March 31, 2021, sales in Israel accounted for 8% of our total consolidated net sales.  The marketing, sales and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government.  The market for these products is dominated by institutions that are similar to health maintenance organizations in the United States, as well as private pharmacies.  Most of our marketing efforts in Israel focus on selling directly to these groups.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Israel and other international markets in the year ended March 31, 2021:

Percentage of
Customer Type	Consolidated Sales
Institutional	4%
Private	4%
Other international	2%

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years.  As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated.  In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner.  As a result, in each of the years ended March 31, 2021, 2020 and 2019, backorders represented less than 5% of our consolidated net sales.

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

In the United States, we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb Company, Celgene Corporation, GlaxoSmithKline Inc., Merck & Co., Inc., Novartis AG, Pfizer Inc., Bausch Health Companies Inc. and Galderma Laboratories, LP., as well as with generic companies such as Teva Pharmaceuticals U.S.A., Viatris Inc., Perrigo Company PLC, Glenmark Generics, Inc., USA and Sandoz Pharmaceuticals (the generics subsidiary of Novartis).  Many of these companies have more resources, market and name recognition and better access to customers than we have.  Therefore, there can be no assurance that we can compete successfully with them.

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

In Canada, our competition includes Merck Canada Inc., Pfizer Canada Inc., Janssen Inc., Novartis Pharmaceuticals Canada Inc., GlaxoSmithKline Inc., Valeant Canada, AstraZeneca Canada, Johnson & Johnson Inc., Bayer Inc. and Bristol-Myers Squibb Canada.  We also compete with other manufacturers of generic products, such as Apotex Inc., Teva Canada Limited, Viatris Inc., Sandoz Canada Incorporated and Pharmascience Inc.

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

In the United States, Canada, Israel and other jurisdictions, we, as well as other manufacturers of drugs, are dependent on obtaining timely approvals for products.  The approval process in each country has become more rigorous and costly in recent years. There can be no assurance that approvals will be granted in a timely manner or at all.  In addition, the procedure for drug product approvals, if such approval is ultimately granted, generally takes longer than one year.  The review processes in Canada and Israel are substantively similar to the review process in the United States.

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

Products resulting from our proprietary drug program may require us to submit an NDA to the FDA.  An NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls.  The clinical studies required prior to the NDA submission are both costly and time consuming, and often take five to seven years or longer, depending, among other factors, on the nature of the chemical ingredients involved and the indication for which the approval is sought.  The cost of preparing and submitting an NDA is also substantial.  The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to an annual program fee for each prescription drug product pursuant to the Prescription Drug User Fee Act.  The FDA has 60 days from its receipt of an NDA to determine whether the application will be filed based on the agency’s threshold determination that it is sufficiently complete to permit substantive review.  Once the submission is accepted for filing, the FDA begins an in-depth review.  The FDA has agreed to certain performance goals in the review of NDAs.  A majority of such applications for standard review drug products are reviewed within 10 to 12 months; most applications for priority review drugs are reviewed in 6 to 8 months.  Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.  For biologics, priority review is further limited only for drugs intended to treat a serious or life-threatening disease relative to the currently approved products.  The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

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

In addition, because we market drugs that are classified as controlled substances in the United States, Canada and Israel, we must meet the requirements of the federal Controlled Substances Act and relevant state laws and regulations in the United States as well as equivalent laws in Canada and Israel.  These regulations include stringent requirements for handing and receipt of controlled substances including import, export, manufacture, storage, distribution and dispensing. These requirements include registration/licensing, manufacturing controls (e.g., quotas), import permits/declarations, inventory, recordkeeping, monitoring, disposal, reporting and security to ensure accountability and prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production, storage and distribution process.  The DEA and state agencies (e.g., relevant state boards of pharmacy) inspect manufacturers, distributors, importers, and exporters that are registered with the DEA and licensed by state agencies to review and ensure compliance with the federal Controlled Substances Act and comparable state laws, and DEA regulations with respect to security, record keeping, inventory and reporting prior to issuing a federal controlled substance registration or state license.  The specific security requirements vary by the type of business activity (e.g., manufacturing as opposed to providing pharmacy services) and the DEA schedule of the controlled substances (e.g., Schedule II narcotics as opposed to Schedule IV benzodiazepines) handled by the registrant.  Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, storage, import, or export of all controlled substances.  Manufacturers are required to obtain quotas for certain Schedule I and II controlled substances.  Also, manufacturers and distributors must submit periodic reports to the DEA on the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances.  All DEA registrants must report any potentially suspicious orders for controlled substances and any reports of theft or significant losses. DEA registrants must also follow appropriate disposal procedures and in some cases, obtain authorization to destroy or dispose of controlled substances. Most states impose similar licensing, recordkeeping, monitoring, reporting and security requirements. In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV and V.  For all other drugs in Schedule III, IV and V, importers and exporters must submit an import or export declaration.  Failure to maintain the appropriate registrations and licenses, both federal and state, or to obtain sufficient quota or approval for imports and exports could have a material adverse effect on our business.  Failure to comply with applicable requirements, particularly resulting in the theft, loss or diversion of controlled substances, can result in significant enforcement action that could have a material adverse effect on our business, operations and financial condition.  The DEA and/or state authorities may seek civil monetary penalties, refuse to renew necessary registrations or licenses, or initiate proceedings to revoke those registrations/licenses.  In certain circumstances, violations could lead to criminal prosecution.

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

The Generic Act also allows for civil penalties and withdrawal of previously approved applications.  To our knowledge, neither we, nor any of our employees has ever been subject to debarment.

Any distribution of prescription drug products in their finished dosage form and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act (“PDMA”), a part of the FDC Act. In addition, Title II of the Federal Drug Quality and Security Act of 2013, known as the Drug Supply Chain Security Act (“DSCSA”), has imposed new “track and trace” requirements on the distribution of prescription drug products by manufacturers, distributors, and other entities in the drug supply chain.  These requirements are being phased in over a ten-year period. The DSCSA requires the transmission of transaction information, transaction history and a transaction statement with finished dosage form drug products introduced into interstate commerce in the United States.  In addition, the products may only be sold to entities that are authorized trading partners as defined in the DSCSA.  The DSCSA also requires drug manufacturers, distributors and other entities in the supply chain to investigate, quarantine and report drug products that are either suspect or illegitimate, as more fully described in the DSCSA.  The DSCSA also requires manufacturers to include product identifiers (i.e., serialization) on prescription drug products and will eventually require the establishment of an electronic interoperable prescription product system to identify and trace certain prescription drugs distributed in the United States.  These requirements will result in increased expenses and may create additional administrative encumbrances.  Failing to comply with these requirements could result in enforcement actions by the FDA, including but not limited to the imposition of penalties or fines.

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

The Federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement material to a false claim.  This includes claims made to programs where the federal government reimburses, such as Medicare and Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule.  Numerous pharmaceutical companies have been sued under this law for allegedly inflating drug prices they report to pricing services or to the federal government, which in turn were used by the government to set Medicare and Medicaid reimbursement rates or Medicaid rebates.  In addition, certain marketing practices, including off-label promotion, may also violate the Federal False Claims Act.  Additionally, the PPACA amended the federal anti-kickback statute such that a violation of that statute can also serve as a basis for liability under the Federal False Claims Act.  The majority of states also have statutes or regulations similar to the federal anti-kickback law and the Federal False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

There are also an increasing number of state laws with requirements for manufacturers and/or marketers of pharmaceutical products.  Some states require the reporting of expenses relating to the marketing and promotion of drug products and the reporting of gifts and payments to individual healthcare practitioners in these states.  Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals.  Still other states require the reporting of certain pricing information, including information pertaining to and justification of launch prices or price increases greater than a specified threshold.  In addition, states such as California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes.  Many of these laws contain ambiguities as to what is required to comply with the laws.  In addition, as discussed below, a similar federal requirement requires manufacturers to track and report to the federal government certain payments made to teaching hospitals, physicians and certain other types of health care professionals made in the previous calendar year.  These laws may affect our sales, marketing and other promotional activities by imposing administrative and compliance burdens on us, and companies that do not comply with these state laws face civil penalties.

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

Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B.  These are generally drugs, such as injectable products, that are administered “incident to” a physician service and are not generally self-administered, as well as certain vaccines, oral dosage form chemotherapy and immunosuppressive therapy drugs and drugs used with durable medical equipment such as infusion pumps.  The pricing information submitted by manufacturers is used to set payment rates to health care providers and suppliers for drugs covered under Medicare Part B.  As with the Medicaid Drug Rebate Program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

Manufacturers are also required to make their covered drugs, which are generally drugs approved under NDAs or biologics license applications (“BLAs”), available to federal government departments and agencies and other authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration.  The law also requires manufacturers to offer discounted FSS contract pricing for purchases of their covered drugs by certain government agencies in order for federal funding to be available for reimbursement or purchase of the manufacturer’s drugs under certain federal programs.  The discounts are determined based on prices that are calculated and reported to the government by manufacturers.  The accuracy of a manufacturer’s reported prices may be audited by the government.  Among the remedies available to the government for inaccuracies is recoupment of any overcharges to the government.  If a manufacturer were found to have knowingly reported false prices, in addition to other penalties available to the government, the law provides for civil monetary penalties per incorrect item.

The PPACA, as well as subsequent legislation, such as the BBA, have had an impact on all segments of the health care industry.  Pharmaceutical and medical device manufacturers have seen an increase in revenues by virtue of additional Americans who have access to health insurance beginning in 2014; however, the legislation imposes on manufacturers a variety of additional rebates, discounts and fees that have curtailed that increase in revenues.  For example, manufacturers subsidize 70% of the cost of providing brand drugs (approved via an NDA) to Medicare Part D beneficiaries within the coverage gap.  As another example, the PPACA increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under an NDA, and increased the Medicaid rebate from 11% to 13% of AMP for drugs approved under an ANDA.  In another example, under the BBA, generic drugs approved under an ANDA are subject to an additional Medicaid rebate if the AMP for a given quarter exceeds the inflation-adjusted baseline AMP, effective for the first calendar quarter of 2017.  This price increase penalty previously applied only to innovator drugs.  For generic drugs, the baseline AMP will depend on when the drug was launched.  For innovator drugs, the baseline AMP is the AMP for the first full quarter after launch.  Also, annual fees are imposed on each manufacturer and importer of branded prescription drugs or biologics, based on the ratio of its sales reimbursed or purchased by government agencies to such sales made by all drug manufacturers during the prior year, and based on different sales dollar tiers (the highest being over $400 million in brand sales, and the lowest being at least $5 million in brand sales).

The PPACA also imposed reporting and regulatory requirements.  For example, the “sunshine” provisions impose tracking and reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians and teaching hospitals, and a 2018 amendment has expanded these requirements to include tracking of payments to additional types of health care professionals beginning on January 1, 2021, for reporting in 2022.  Annual reports are due in March of each year.  The data reported under the “sunshine” provisions are posted in searchable form on a public website.

In addition, the legislation advances the policy of comparative clinical effectiveness research on medical treatments, services and items, including drugs and devices.  Taken together, these government health care reform measures may adversely impact the pricing of healthcare products and services in the United States and the amount of reimbursement available from governmental agencies or other third-party payors.  Government cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2021:

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

The Company owns 100% of the shares of Taro International Ltd., Taro Pharmaceuticals North America, Inc., and Taro Canada.  The Company owns 99.75% of Taro Pharmaceuticals Europe B.V. and Taro Pharmaceuticals North America, Inc. owns the remaining 0.25%.

Sun beneficially owns 85.2% of the voting power of the Company as of March 31, 2021.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2021:

Location	Square Footage	Main Use	Own/Lease
Haifa Bay, Israel	912,000	Pharmaceutical manufacturing, production and research laboratories, administration, warehousing and chemical production (including tank farm and chemical finishing plant)	Long-term Lease / Own (1)
Brampton, Canada	159,000	Pharmaceutical manufacturing, production and research laboratories, administration, distribution, and warehousing	Own
Brampton, Canada	89,000	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
Cranbury, New Jersey	315,000	Distribution facility	Own

(1)

The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israel Land Authority (“ILA”).  The buildings and the vast majority of the equipment on this land are owned by the Company.

From April 1, 2018 through March 31, 2021, we invested $70.6 million in property, plant and equipment.  Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of 912,000 square feet.  We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060.  In accordance with the regulations of the ILA, the Company is entitled to extend the lease agreement ending 2018 for an additional period of 49 years and is in the process of extending the lease agreement.  For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2021 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992.  Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs.  As of March 31, 2021, we owned a total of 159,000 square feet at our main manufacturing facility.  In addition to our owned space, since September 2000, Taro Canada has leased 75,000 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2025.  In December 2013, Taro Canada leased an additional 14,000 square feet of warehouse space near the two other facilities, which lease term continues to December 2021.

A subsidiary of Taro U.S.A. has owned its 124,000 square foot building in Hawthorne, New York since February 2005.  The mortgage was repaid on this building in December 2015.

A subsidiary of Taro U.S.A. owns a 315,000 square foot distribution facility in Cranbury, New Jersey.  The mortgage was repaid on this facility in February 2012. To enhance the management of warehousing and transportation services at and from our Cranbury distribution facility, on December 2, 2020, Taro U.S.A. entered into a services agreement with a leading third-party warehousing and transportation management provider. The transition of services to the third party started in February 2021. Once the transition is completed, the third party will provide warehousing, managed transportation, and other logistics services to the Cranbury distribution facility.

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

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2021, 2020 and 2019, which are included elsewhere in this 2021 Annual Report.

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

The following is a breakdown of net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2021		2020		2019
	Sales	Sales	Sales	% of total	Sales	% of total
	(in thousands)	net sales	(in thousands)	net sales	(in thousands)	net sales
United States	$383,829	70%	$495,673	77%	$537,111	80%
Canada	110,167	20%	97,997	15%	83,970	13%
Israel	46,574	8%	42,817	7%	40,050	6%
Other	8,400	2%	8,282	1%	8,762	1%
Total	$548,970	100%	$644,769	100%	$669,893	100%

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products.  Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers in the United States.  A significant portion of our revenue is derived from sales to a limited number of customers.  If the Company were to experience a significant reduction in or loss of business with one or more of such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition, and results of operations could be materially adversely affected.  The following customers accounted for the following proportion of our total consolidated net sales:

	Year ended March 31,
	2021		2020		2019
	Sales	% of total	Sales	% of total	Sales	% of total
Customer	(in millions)	net sales	(in millions)	net sales	(in millions)	net sales
Customer A	$69.1	12.6%	*	*	*	*
Customer B	$57.9	10.5%	$83.9	13.0%	*	*
Customer C	*	*	$74.1	11.5%	$81.4	12.1%
Customer D	*	*	*	*	$74.0	11.0%

*Less than 10%.

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

For the years ended March 31, 2021, 2020 and 2019, no product comprised 10% of our total consolidated sales.

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

Another industry practice causes us to provide our customers with limited rights to return products, receive rebates, assert chargebacks and take other deductions with respect to sales that we make to them.  See Item 5.A. – “Operating Results – Critical Accounting Policies – Allowance for Sales Deductions and Product Returns.”  The exercise of these rights by customers to whom we have granted them has an impact, which may be substantial, upon our working capital.

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

Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD. FASB ASC Topic 830, “Foreign Currency Matters,” requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change.  Management determined it would enact this change effective on April 1, 2019.  While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment, in which Taro Canada operates, have evolved over time.  As part of management’s functional currency assessment, changes in economic facts and circumstances were considered.  This included analysis of changes in management of operations, process, and composition of cash and marketable securities balances.  The Company has centralized different functions, including treasury and investment portfolio measurement, which resulted in a stronger focus on the USD currency for Taro Canada.  Additionally, as budgeting has also been centralized for the Company, Taro Canada has implemented budgeting in USD, whereas this was previously performed in CAD.  Taro Canada’s cash inflows consist primarily of USD cash balances and less of CAD, as also reflected in the budget.  The transfer of significant intangible assets to Taro Canada, as a result of the winding down of TNA, has reduced the relevance of the foreign currency position on the balance sheet of Taro Canada.  The Group decided to focus Taro Canada's sales market as the US market, with the majority of sales to the US denominated in USD. This was followed by centralizing budgets and facilitating effective netting and hedging activities.  Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while CAD cash balances will continue to produce a net outflow.

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

* Based on consolidated amounts of the Group for the fiscal year ended March 31, 2020, which was the first fiscal year Taro Canada utilized USD as the functional currency.  Includes Taro Canada amounts reported in USD with USD as functional currency.

** Based on unaudited pro forma consolidated amounts of the Group for the fiscal year ended March 31, 2020.  Includes Taro Canada unaudited pro forma amounts reported in USD with CAD as functional currency.

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

We monitor the levels of inventory in our distribution channels to assess the adequacy of our product returns reserve and to identify potential excess inventory on hand that could have an impact on our revenue recognition.  We do not ship products to our wholesalers when it appears that they have an excess of inventory on hand, based on demand and other relevant factors, for that particular product.

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2021, 2020 and 2019:

For the year ended March 31, 2021
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(104,552)	$(1,173,810)	$1,159,272	$(119,090)
Rebates and Other	(70,630)	(180,079)	174,140	(76,569)
Total	$(175,182)	$(1,353,889)	$1,333,412	$(195,659)

Current Liabilities
Returns	$(61,406)	$(37,011)	$46,181	$(52,236)
Other (2)	(41,562)	(26,036)	49,038	(18,560)
Total	$(102,968)	$(63,047)	$95,219	$(70,796)

For the year ended March 31, 2020
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(109,763)	$(1,104,946)	$1,110,157	$(104,552)
Rebates and Other	(113,657)	(305,098)	348,125	(70,630)
Total	$(223,420)	$(1,410,044)	$1,458,282	$(175,182)

Current Liabilities
Returns	$(63,818)	$(37,258)	$39,670	$(61,406)
Other (2)	(33,497)	(77,537)	69,472	(41,562)
Total	$(97,315)	$(114,795)	$109,142	$(102,968)

For the year ended March 31, 2019
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(116,632)	$(1,086,800)	$1,093,669	$(109,763)
Rebates and Other	(133,221)	(377,568)	397,132	(113,657)
Total	$(249,853)	$(1,464,368)	$1,490,801	$(223,420)

Current Liabilities
Returns	$(70,865)	$(38,247)	$45,294	$(63,818)
Other (2)	(40,968)	(64,405)	71,876	(33,497)
Total	$(111,833)	$(102,652)	$117,170	$(97,315)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes indirect rebates and amounts due to customers.

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

For the years ended March 31, 2021, 2020 and 2019, the Company did not record any impairment charges.

Effective for the Company’s fiscal year beginning April 1, 2020, fair value of goodwill is estimated using a one-step method in accordance with ASU 2017-04.  We compare the market value of our equity to the carrying value of our equity.  If the carrying value exceeds the market value of our equity, impairment will be recorded for the difference.  We did not record any impairment of goodwill for the years ended March 31, 2021, 2020 and 2019.

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

Recent Accounting Pronouncements that were recently adopted

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820).”  The guidance focuses on modification of disclosures, which includes the consideration of costs and benefits.  The guidance was effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year.  The adoption of ASU 2018-13 does not have a material impact on our financial position or results of operations.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles – Goodwill and Other (Topic 350).”  The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a modification reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.  The guidance was effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year on a prospective basis.  The adoption of ASU 2017-04 does not have a material impact on our financial position or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326).”  The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  Guidance in Topic 326 applies to our financial instruments, such as investments that are generally of high credit quality and trade receivables.  Prior to Topic 326, under U.S. GAAP, an entity generally considered past events and current conditions when measuring credit losses.  The new guidance requires an entity to measure the allowance for expected credit losses by utilizing information, including historical data and current economic conditions, plus the use of reasonable supportable forecasts.  The guidance was effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year.  The adoption of ASU 2016-13 does not have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848).”  The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.  The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.  In January 2021, the FASB issued ASU No. 2021-01, “Reference Rate Reform - Scope (Topic 848)” which focuses on expanding the scope of Topic 848 to include derivative instruments impacted by discounting transition.  The guidance will be effective for the Company fiscal year beginning April 1, 2021, including interim periods within that year.  The Company is currently assessing the impact of the adoption on our financial position and results of operations.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740).”  The guidance focuses on simplifying accounting for income taxes by removing certain exceptions and simplifying certain requirements under Topic 740.  The guidance will be effective for the Company’s fiscal year beginning April 1, 2021.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20).”  The guidance focuses on additional disclosure of reasons for significant gains and losses to changes in the benefit obligation for the period, in addition to removal and clarification of existing disclosures. The guidance will be effective for the Company fiscal year beginning April 1, 2021, on a retrospective basis.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

The following table sets forth selected items from our Consolidated Statements of Operations as a percentage of total sales:

	For the year ended March 31,
	2021	2020	2019
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	46.0%	38.0%	33.5%
Gross profit	54.0%	62.0%	66.5%
Operating expenses:
Research and development	11.0%	9.3%	9.4%
Selling, marketing, general and administrative	16.6%	14.5%	13.4%
Settlements and loss contingencies	101.8%	0.0%	(0.5%)
Total operating expenses	129.4%	23.8%	22.3%
Operating (loss) income	(75.4%)	38.2%	44.2%
Financial income, net	(3.6%)	(7.5%)	(8.8%)
Other gain, net	0.5%	0.5%	0.3%
(Loss) income before income taxes	(71.2%)	46.2%	53.3%
Tax expense	1.8%	8.3%	11.2%
Net (loss) income	(73.0%)	37.9%	42.1%
Net (loss) income attributable to non-controlling interest	(2.6%)	*	0.1%
Net (loss) income attributable to Taro	(70.4%)	37.9%	42.2%

*	Less than 0.05%

YEAR ENDED March 31, 2021 COMPARED WITH YEAR ENDED March 31, 2020

Sales.  For the year ended March 31, 2021, sales decreased $95.8 million, or 14.9%, compared to the same period in 2020.  Sales in the United States during the year ended March 31, 2021, decreased $111.8 million or 22.6%, compared to the same period in 2020.  We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA.  The United States generic and OTC sales during the year ended March 31, 2021, was also negatively impacted by the COVID-19 pandemic. There are no products in the year ended March 31, 2021 or 2020 that represent more than 10.0% of consolidated net sales.  The Company actively manages its product portfolio to assess pricing relative to market dynamics.  Sales in Israel and other international markets increased $3.9 million, or 7.6%, primarily due to new launches and increased market share on certain products.  Sales in Canada increased $12.2 million, or 12.4%, compared to the year ended March 31, 2020, due to new launches and increased market share on certain products.

Cost of Sales.  Cost of sales of $252.3 million, or 46.0% of net sales, in the year ended March 31, 2021, increased $7.3 million compared to $245.0 million, or 38.0% of net sales in the same period in 2020.  This increase is primarily related to one-time costs and the challenging pricing environment affecting net selling price, offset by lower royalties and lower product costs due to sales volumes.

Gross Profit.  The Company’s gross profit was $296.7 million, or 54.0% of net sales, in the year ended March 31, 2021, while gross profit was $399.7 million, or 62.0% of net sales in the same period in 2020.  The decrease in 2021 was primarily the result of product mix, pricing pressure in the U.S. generic business, and negative impact from the COVID-19 pandemic.

Research and Development.  Research and development (“R&D”) expenses increased $0.4 million in the year ended March 31, 2021, compared to the previous year.  This increase is principally due to timing and types of clinical studies and our continuous evaluation and rationalization of our portfolio.  As a percentage of net sales, R&D expenses increased 1.7% to 11.0% in the year ended March 31, 2021, compared to the previous year.

Selling, Marketing, General and Administrative.  In the year ended March 31, 2021, selling, marketing, general and administrative (“SMG&A”) expenses decreased $2.1 million.  This decrease is primarily related to lower personnel costs, legal fees, and marketing delays, in addition to higher insurance and other one-time expenses, partially offset by higher freight costs, depreciation, and COVID-19 related expenses. As a percentage of net sales, SMG&A increased to 16.6% from 14.5%.

Settlements and Loss Contingencies.  Settlements and loss contingencies was $558.9 million in the year ended March 31, 2021, compared to $0.0 million in the year ended March 31, 2020, primarily due to the one-time settlement charge consisting of $418.9 million related to the global resolution of the Department of Justice (“DOJ”) investigations into the U.S. generic pharmaceutical industry and an additional provision of $140.0 million related to ongoing multi-jurisdiction civil antitrust matters. However, there can be no assurance as to the ultimate outcome.

Operating (Loss) Income.  In the year ended March 31, 2021, the Company had operating (loss) of $(413.8) million compared to operating income of $246.5 million in the same period in 2020, a decrease of $660.3 million.  The (loss) is primarily the result of the aforementioned settlements and loss contingencies in 2021.

Financial Income, Net.  Financial income, net, results principally from interest income and the impact of foreign currency exchange rate fluctuations.  Net financial income was $19.8 million in the year ended March 31, 2021, compared to $48.5 million for the year ended March 31, 2020.  The change in financial income, net, is the result of FX income of $0.4 million in 2021, compared to FX income of $14.8 million in 2020 ─ an unfavorable impact of $14.4 million.  Interest and other financial income was $20.2 in 2021, compared to $33.6 in 2020, a decrease of $13.4 million, reflecting the low global interest rate environment.

Taxes.  Tax expense in the year ended March 31, 2021 was $9.7 million, compared to $53.5 million in the same period in 2020, a decrease of $43.8 million, principally the result of non-recurring items in the current year.  The effective tax rate decreased to (2.5)% from 17.9%, primarily as a result of the non-deductible portion of settlements.

Net (Loss) Income attributable to Taro.  Net (loss) income decreased $630.9 million to net (loss) of $(386.7) million for the year ended March 31, 2021, compared to net income of $244.2 million in the prior year, by reason of the factors noted above.

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

Research and Development. R&D expenses decreased $3.5 million in the year ended March 31, 2020, compared to the previous year. This decrease is principally due to timing and types of clinical studies and our continuous evaluation and rationalization of our portfolio. As a percentage of net sales, R&D expenses decreased 0.1% to 9.3% in the year ended March 31, 2020, compared to the previous year.

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

The following table sets forth the annual rate of (deflation) inflation, the (appreciation) devaluation rate of the NIS and the CAD against the USD and the exchange rates between the USD and each of the NIS and the CAD at the end of the period indicated:

	Rate of (Deflation) Inflation		Rate of (Appreciation) Devaluation Against USD		Rate of Exchange of USD
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2021	0.20%	2.20%	(6.72%)	(10.64%)	3.33	1.26
3/31/2020	0.00%	0.89%	(1.65%)	6.02%	3.57	1.41
3/31/2019	1.40%	1.88%	3.42%	3.10%	3.63	1.33

(1)	Bank of Israel.
(2)	J.P. Morgan Chase.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term marketable securities, decreased $85.1 million from March 31, 2020 to $1,023.7 million at March 31, 2021.  Total shareholders’ equity decreased from $2,109.8 million at March 31, 2020, to $1,695.5 million at March 31, 2021.

On November 5, 2018, the Company announced that its Board of Directors declared a $500 million special cash dividend on Taro ordinary shares. The special dividend of $12.86 was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares.  On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares.  In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share.  During the year ended March 31, 2021, in accordance with a Rule 10b5-1 program, the Company repurchased 332,033 shares at an average price of $75.23 per share.  Through May 31, 2021, under the $300 million authorization, the Company has repurchased, in total, 788,727 shares (280,719 shares at an average price of $91.00 and 508,008 shares at an average price of $74.70), leaving $236.5 million remaining under the current board authorization.

Net cash provided by operating activities for the year ended March 31, 2021 was $45.8 million, compared to $271.6 million, in the year ended March 31, 2020.  For the year ended March 31, 2021, the Company had net cash provided by investing activities of $67.7 million compared to net cash used in investing activities of $298.2 million for the year ended March 31, 2020.  For the year ended March 31, 2021, the Company had net cash used in financing activities of $24.2 million compared to $27.0 million for the year ended March 31, 2020.

The change in our liquidity for the year ended March 31, 2021 resulted from a number of factors, including:

•

Net cash provided by operating activities consists primarily of an increase in other accounts payable and accrued expenses of $454.6 million; an increase in trade payables of $32.3 million; depreciation and amortization of $23.7 million; decrease in trade receivables of $21.7 million; and a loss from marketable securities of $5.3 million. This was offset by net (loss) of $(400.7) million; deferred income taxes, net of $38.4 million; increase in inventories, net of $27.2 million; increase in income tax receivables of $9.1 million; increase in other receivables, prepaid expenses, and other of $7.2 million; foreign exchange effect of marketable securities and bank deposits of $4.6 million; and a decrease in income tax payables $4.4 million.

•

Net cash provided by investing activities consists principally of proceeds from marketable securities of $1,217.4 million; offset by investment in marketable securities of $1,132.5 million; and purchase of property, plant, and equipment of $17.0 million.

•	Net cash used in financing activities consists of purchase of treasury stock for $24.2 million, in accordance with our repurchase program.

Debt

As of March 31, 2021, the Company did not have any debt outstanding.

During the year ended March 31, 2021, we did not incur any indebtedness, including increases in our borrowing capacity under any refinancing.

Liquidity

On March 31, 2021, we had total cash and cash equivalents and short-term marketable securities of $1.0 billion and no indebtedness.  We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements.  None of our cash and cash equivalents is held captive by any financial covenants or government regulation.  As of March 31, 2021 and 2020, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position.  The Company had no available and undrawn credit facilities in place at March 31, 2021.

Capital Expenditures

We invested $17.0 million in capital equipment and facilities in the year ended March 31, 2021 and $26.6 million in the year ended March 31, 2020.  These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada, expanding our serialization capabilities, and maintaining compliance with cGMPs.  In addition to facility-related investments, we acquired certain research and development, manufacturing, and packaging equipment to increase production capacity.  We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. (See Note 7 to our consolidated financial statements included in this 2021 Annual Report.)

C. RESEARCH AND DEVELOPMENT, PATENTS, TRADEMARKS AND LICENSES

We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

Recruiting talented scientists is essential to the success of our research and development programs.  Approximately 18% of our employees work in our worldwide research and development programs.

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

For the years ended March 31, 2021, 2020 and 2019, we spent $60.2 million, $59.8 million and $63.2 million, respectively, on research and development activities.  We estimate that research and development expenses were allocated 70% to generic pharmaceuticals, 20% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry for the year ended March 31, 2021.

Pharmaceutical Products

In the year ended March 31, 2021, we received 10 ANDA final approvals.  As of March 31, 2021, we have 4 tentatively approved products developed/manufactured in Canada and Israel.  The following table sets forth the final approvals received in the United States from the FDA from April 1, 2020 through March 31, 2021, and tentative approvals as of March 31, 2021:

FINAL ANDA APPROVALS

Brand Name
Imiquimod Topical Cream 3.75%	Zyclara®
Clocortolone Pivalate Topical Cream 0.1%	Cloderm®
Ivermectin Topical Lotion 0.5%	Sklice®
Doxepin Capsules 10mg; 25mg; 50mg; 75mg; 100mg	Sinequan®
Acetaminophen; Butalbital; Caffeine Capsules 300mg; 50mg; 40mg	Fioricet®
Betamethasone Dipropionate; Calcipotriene Scalp Suspension 0.064%; 0.005%	Taclonex®
Mupirocin Calcium Topical Cream 2%	Bactroban®
Betamethasone Dipropionate Topical Spray 0.005%	Sernivo®
Clindamycin Topical Gel 1%	Cleocin T®
Clobetasol Shampoo 0.05%	Clobex®

TENTATIVE ANDA APPROVALS

Magnesium Sulf.; Potassium Sulf.; Sodium Sulf. Oral Solution 1.6g/3.13g; 17.5g/bottle

Tavaborole Topical Solution 5%

Perampanel Tablets 2mg, 4mg, 6mg, 8mg, 10mg, 12mg

Diclofenac Sodium Topical Solution 2%*

Suprep Bowel Prep Kit® Kerydin® Fycompa® Pennsaid®

*Indicates tentative approval received during the year ended March 31, 2017.

As of March 31, 2021, 17 of our ANDAs, not including the tentative approvals listed above, were being reviewed by the FDA.  In addition, there are multiple products for which either developmental or internal regulatory work is in process.  The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2021:

	Payments due by period (in millions)
Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$3.02	$1.28	$1.29	$0.45	$—
Other long-term liabilities (1)	35.11	30.11	2.72	1.48	0.80
Total	$38.13	$31.39	$4.01	$1.93	$0.80

(1)	Includes tax liabilities, deferred revenue, severance commitments, and other.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2021:

Name	Age	Position
Dilip Shanghvi	65	Director and Chairman of the Board
Abhay Gandhi	56	Director and Vice Chairman of the Board
Sudhir Valia	64	Director
Uday Baldota	51	Director and Chief Executive Officer
Linda Benshoshan	55	Director and Chairwoman of the Audit Committee
Robert Stein, M.D., Ph.D.	70	Director
Dov Pekelman	81	Director and Chairman of the Social Responsibility Committee
James Kedrowski	69	Director
Daphne Huang	50	Vice President, Chief Financial Officer and Chief Accounting Officer
Erik Zwicker	41	Vice President, General Counsel and Secretary
Avi Avramoff, Ph.D.	56	Vice President, Head of R&D
Itamar Karsenti	49	Vice President, Head of Operations
Michele Visosky	55	Vice President, Head of Human Resources
Jayesh Shah	65	Head of Procurement
Victoria Chester*	56	Vice President, Head of Quality
Vikash Agarwal**	46	Vice President, Head of Business Development

*	Joined the Company on January 4, 2021.
**	Joined the Company on December 29, 2020.

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law of Mr. Dilip Shanghvi.  Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as Director and Chairman from September 2010 to April 2012.  He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry.  A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2017 Entrepreneur of the Year Award from AIMA (All India Management Association), the 2016 PADMA SHRI (Fourth Highest Civilian Award in the Republic of India) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2011, Business India’s Businessman of the Year in 2011 and Ernst and Young’s World Entrepreneur of the Year in 2011.  He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005.  A prestigious non-profit management association of India, Indore Management Association (IMA), presented Mr. Shanghvi with the IMA Lifetime Outstanding Achievement Award in 2018.  Tel Aviv University, Israel’s largest and most comprehensive institution of higher learning, granted Mr. Shanghvi an honorary doctorate in 2019.  Chemtech Foundation presented Mr. Shanghvi with the “Lifetime Achievement” - Chemtech CEO Leadership & Excellence Award for 2019.  Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Abhay Gandhi became a Director in December 2016 and Vice Chairman of the Taro Board in February 2017. Mr. Gandhi has served as Chief Executive Officer of Sun Pharmaceutical Industries, Inc. (“Sun Pharmaceuticals”) since November 2016.  Mr. Gandhi also served as Interim Chief Executive Officer of Taro from January 2017 until Mr. Uday Baldota’s assumption of these duties in August 2017.  Prior to joining Sun Pharmaceuticals, Mr. Gandhi served as a Director starting in November 2014, and as the CEO – India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions.  Prior to that appointment, Mr. Gandhi was President – India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years.  Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd.  From 2013 to 2015, he was a Member of

the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014.  Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Management from the Institute of Chartered Financial Analysts of India (ICFAI University).

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
Uday Baldota became a member of the Taro Board in December 2016 and assumed the role of Chief Executive Officer in August 2017.  He continues as a member of the global Core Management Team of Sun Pharma.  Mr. Baldota serves on the board of directors of the Association for Accessible Medicines. Mr. Baldota was formerly Executive Vice President & Chief Financial Officer of Sun Pharma.  He led their global Finance function from June 2012 and was designated as the Chief Financial Officer in August 2014.  From June 2005 to May 2012, Mr. Baldota served in various leadership positions as a Vice President and later Senior Vice President reporting to the Chairman and Managing Director of Sun Pharma.  Mr. Baldota’s areas of responsibility over his tenure at Sun Pharma have included accounting, M&A, business finance, tax, treasury, insurance, controllership, legal, corporate secretarial, corporate communication and internal audit.  Mr. Baldota was the Vice President Purchasing of Lafarge India Limited from March 2003 to June 2005 and served as its Head of Information Technology from November 1999 to March 2003.  Prior to that, Mr. Baldota served in various IT and marketing roles with Sun Pharma between May 1995 and November 1999.  Mr. Baldota earned a Bachelor of Technology in Chemical Engineering from Indian Institute of Technology, Delhi, and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.

Linda Benshoshan became a member of the Taro Board in December 2016 and serves as the Chairwoman of the Audit Committee and the Chairwoman of the Compensation Committee. She served as a member of the board of Israel Discount Bank from November 2014 until May 2017.  Mrs. Benshoshan has been a partner at FORMA Real Estate Funds since November 2016 and a board member of Energix Renewable Energies Ltd. (TASE: ENRG).  She is an External Director at MRR Thirteen Limited, External Director at PRIORTECH LTD and External Director at MIGDALINSURANCE & FINANCIAL HOLDINGS Ltd.  Over the last five years, Mrs. Benshoshan has served in various capacities within the finance and academic sphere, including, as a member of the advisory board at ALTO Real Estate Funds; and an External Director and Chairwoman of the investments committee at ‘Rom’ Study Fund.  Mrs. Benshoshan holds a B.A. in Economics and Sociology and an M.B.A.in Finance and Banking, from the Hebrew University of Jerusalem.

Robert Stein, M.D., Ph.D. became a member of the Taro Board of Directors in February 2020 and serves on the Audit and Compensation Committee.  Dr. Stein has medical and scientific training and has over 40 years of Research and Development leadership experience in both pharmaceutical and biotechnology companies.  He currently is an Operating Partner at Samsara Biocapital, Executive Vice President of Research & Development for MiMedx, and also consults widely for pharma, biotech, and academia.  Dr. Stein has led R&D across all the major therapeutic areas and has made significant contributions to over nine registered medicines and thirteen monoclonal antibodies currently in late-stage clinical development.  From 1980 to 1990, he was at Merck, Sharpe, and Dohme Research Labs where he was Head of Pharmacology.  From 1990 to 1996 he was the first head of R&D at Ligand Pharmaceuticals. From 1996 to 2001, he was EVP of Research and Preclinical Development at DuPont-Merck / DuPont Pharmaceuticals.  He then spent five years as President of R&D at Incyte, five years as President of Roche Palo Alto (formerly Syntex), three years as CEO of Kinemed, and five years as President, R&D at Agenus.  Dr. Stein holds a B.S. with Honors in Biology and Chemistry from Indiana University, where he was a National Merit Scholar.  He has an M.D. and a Ph.D. in Physiology and Pharmacology from Duke University Medical and Graduate Schools.  He is a member of Phi Beta Kappa, Alpha Omega Alpha, and Sigma Xi Honor Societies.  Dr. Stein completed his Internship and Residency at Duke, as well, and is Board Certified in Anatomic and Clinical Pathology.  He is a member of the College of American Pathology, the New York Academy of Sciences, the American Association of Cancer Research, and the American Society of Clinical Oncology.  Dr. Stein also has served on the Board of Directors for Geron, DiaDexus, and Archemix.  He currently is a member of the Boards of Directors for Protagenic Therapeutics, Flame Biosciences, Polypid and Immunogenesis.  Dr. Stein is a member of the Scientific Advisory Board for the Drug Development Institute of the James Comprehensive Cancer Center of Ohio State University and a Scientific Advisor to Washington University in St. Louis.

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

Erik Zwicker, J.D., joined our Company in April 2020 as Vice President, General Counsel and Secretary. He is currently responsible for the Company’s global legal function. Prior to joining Taro, Mr. Zwicker was Head of Legal and Chief Compliance Officer at Roivant Sciences, Inc., a global pharmaceutical company. Prior to Roivant, Mr. Zwicker was Deputy Chief Governance Officer at Bridgewater Associates, LP. In addition, Mr. Zwicker’s experience includes serving as an Assistant U.S. Attorney in the United States Attorney’s Office for the District of Columbia and as an Assistant Attorney General in the Connecticut Attorney General’s Office, and in private practice at a leading law firm. He has also penned various publications in the field of law. Mr. Zwicker holds a Bachelor of Arts degree from Princeton University, a Masters of Bioethics degree, which he earned while on a Fulbright Scholarship at Monash University in Melbourne, Australia, and a J.D. from Harvard Law School.

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

Victoria Chester joined our Company in January 2021 as Vice President, Head of Quality. Ms. Chester has over 20 years of senior executive experience in Quality Operations, most recently serving as Vice President, Head of Corporate Quality Policies and Training in Sun Pharma from September 2016 to January 2021. Since 2007, Ms. Chester held senior roles as Global Director, Quality Policies and Systems in Apotex Inc. and Director of Global Quality Systems and Standards in Novartis Consumer Health Inc. In our Company Ms. Chester is responsible to lead the Taro Quality Strategy, ensuring that it is appropriate and effective in meeting business requirements; ensure that the Quality systems and processes are compliant with the regulatory authorities’ expectations and that the Quality Assurance, Quality Systems, Compliance and Quality Control departments effectively perform their functions, while simultaneously complying with Taro values. Ms. Chester earned Masters of Science in Applied Microbiology from Moscow State University and Masters of Science Certification in Pharmaceutical Manufacturing from Michigan State University.

Vikash Agarwal joined our Company in December 2020 as Vice President, Head of Business Development. Prior to joining Taro, Mr. Agarwal held progressively responsible roles at several renowned financial and advisory institutions, including PriceWaterhouseCoopers, Bank Muscat and HSBC UK’s Healthcare Investment Banking division, before joining Sun Pharmaceuticals as Head of Mergers and Acquisitions, where he led Sun Pharma’s acquisition of Ranbaxy.  Following his relocation to the U.K., Mr. Agarwal served as Chief Corporate Development and Strategy Officer at GC Aesthetics, and most recently had an entrepreneurial stint in the health-tech space and provided business development consultative services to Taro. Mr. Agarwal earned an MBA from INSEAD, France, a Chartered Financial Analyst designation from the U.S. CFA Institute, a Chartered Accountant designation from India’s Institute of Chartered Accountants, and a Bachelor of Commerce degree from Sri Ram College in Delhi, India.

B. COMPENSATION

Our directors, other than those identified in this paragraph, are paid NIS 149,012 per year for their service as directors and NIS 5,732 for each board and committee meeting they attend, linked to the Israeli consumer price index, or CPI, for their service as directors.  Dilip Shanghvi earned approximately $1.5 million during the year ended March 31, 2021, for his service in addition to his duty as director. During the year ended March 31, 2021, Mr. Dov Pekelman received an annual fee of NIS 245,445 due to his role in the establishment of a Social Responsibility Committee.  The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

We incurred an aggregate of approximately $5.6 million in compensation expenses paid to all of our then current directors and executive officers for services rendered to us in all capacities during the year ended March 31, 2021.  In addition, approximately $0.6 million was set aside in fiscal 2021 to provide certain executive officers and directors with pension, retirement or similar benefits.  During the year ended March 31, 2021, the Company’s executive officers and directors did not receive any options to purchase Taro’s ordinary shares or other equity incentive awards.

As of March 31, 2021, the Company’s executive officers and directors held no options to purchase ordinary shares or other equity incentive awards.

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

Under the Israeli Companies Law, nominations for director may be made by any shareholder holding at least 1% of our outstanding voting power.  However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our company within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).  Any such nomination must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that they have the required skills and availability to carry out their duties and providing details of such skills and affirming that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Israeli Companies Law has been provided.

We do not have any service contracts with any of our directors that would provide for benefits upon termination of employment.

Our Board currently consists of eight directors.  The following members of our Board have been determined to be independent within the meaning of applicable NYSE regulations: Linda Benshoshan, Dr. Robert Stein and Dov Pekelman.

Under the Israeli Companies Law, the board of directors of a public company must hold at least one meeting every three months.  The Company complies with this requirement.

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

Election of Statutory External Directors

The Israeli Companies Law provides that statutory external directors must be elected by a majority vote at a shareholders’ meeting, provided that either:

•

the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) who do not have a personal interest in the election of the subject external director, other than a personal interest that is not derived from a relationship with a controlling shareholder, in such election present at the meeting in person or by proxy (abstentions are not taken into account); or

•

the total number of votes against the election of the statutory external director by the non-controlling disinterested shareholders (as described in the previous bullet point) may not exceed two percent of the aggregate voting rights in the company.

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

The definition of “personal interest” under the Israeli Companies Law is provided in Item 10.B. below, under “Approval of Specified Related Party Transactions Under Israeli Law and Our Articles of Association—Disclosure of Personal Interest of an Office Holder.”

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

Exemption from Statutory External Director Requirement

Under regulations promulgated under the Israeli Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NYSE, that lack a controlling shareholder (as defined under the Israeli Companies Law) may elect to exempt themselves from the requirement to appoint statutory external directors.  Any such company may also exempt itself from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board.  Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies.  Because we have a controlling shareholder (Sun), we are not eligible for these exemptions.

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

The chairperson of the audit committee is required to be a statutory external director.

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

The Audit Committee has reviewed and discussed with our management our audited consolidated financial statements as of and for the year ended March 31, 2021.  The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 1310, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board.  Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2021 Annual Report.

Approval of Interested Party Transactions

Under the Israeli Companies Law, the approval of the Audit Committee (or, for transactions involving compensatory matters, the approval of the Compensation Committee) is required to effect certain actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest.  Such interested party transactions (including matters described in the following paragraph) require the approval of the Audit Committee (or the Compensation Committee, if involving a compensatory matter), the Board and in certain cases, the shareholders.  Such shareholders’ approval, in certain cases, also requires a special voting majority.  See Item 10.B “Approval of Specified Related Party Transactions under Israeli Law and Our Articles of Association—Disclosure of Personal Interests of a Controlling Shareholder” below.

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

Authorities Related to Compensation and Compensation Policy

Amendment 20 also required us to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, and exemption from liability and indemnification.  For a company such as ours that is not a new public company, the Israeli Companies Law (based on Amendment 20) requires that we adopt a new compensation policy, or renew our existing compensation policy, at least once every three years, via the approval of our Compensation Committee, Board and shareholders (including a special majority of our non-controlling, disinterested shareholders).  Under the Israeli Companies Law, the Board may adopt the compensation policy even if it is not approved by the shareholders, provided that following non-approval of such policy by the shareholders, the Compensation Committee and the Board revisit the matter and determine that the adoption of the compensation policy is beneficial to the company. Our initial compensation policy was approved by our Board, upon the recommendations of our Compensation Committee, and was approved by our shareholders on September 12, 2013, and ratified and approved again on March 27, 2014.  In December 2016, following its approval by our Compensation Committee and Board, our renewed compensation policy was approved by a majority of our shareholders, but not by the requisite special majority of the non-controlling, disinterested shareholders.  As permitted under the foregoing provision of the Israeli Companies Law, our Compensation Committee and Board reconsidered the renewed compensation policy, determined that its adoption was beneficial to our Company based on several factors, and adopted it on February 9, 2017. Despite that approval, we committed to reviewing our renewed compensation policy in light of the feedback that we received from our shareholders and shareholder advocacy organizations and brought an amended version for shareholder vote at our 2018 annual shareholder meeting.  Upon recommendation of our Compensation Committee, the Board and requisite special majority of non-controlling, disinterested shareholders approved the compensation policy on December 19, 2018. At our December 2020 annual general meeting of shareholders, a renewed version of our compensation policy was approved by the requisite special majority of the non-controlling, disinterested shareholders. The renewed version of the compensation policy maintained existing compensatory terms for our office holders, and inserted into the compensation policy (i) a maximum coverage level of $100 million under our directors and officers liability (“D&O”) insurance policy and (ii) a requirement that premiums and deductibles paid by our company under our D&O insurance policy be consistent with market terms and not material to our company.

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

Under certain circumstances, the Compensation Committee and the Board may approve an office holder compensatory arrangement that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above, or, in certain cases, even if that shareholder approval is not achieved.

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

Nominating Committee

Our Board does not currently have a nominating committee, as director nominations are made in accordance with the terms of our articles, as described in Item 6.A. “Board of Directors” above.  We rely upon the exemption available to foreign private issuers under the Listed Company Manual of the NYSE from the NYSE listing requirements related to creation of a nominating committee.  Also see Item 16.G. “Corporate Governance” below.

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

D. EMPLOYEES

The following table sets forth the number of full-time equivalents as of March 31, 2021:

	United States *	Canada	Israel	Total
Sales and Marketing	53	40	33	126
Administration	72	37	47	156
Research and Development	15	73	168	256
Production and Quality Control	—	403	476	879
Total	140	553	724	1,417

The following table sets forth the number of full-time equivalents as of March 31, 2020:

	United States *	Canada	Israel	Total
Sales and Marketing	124	41	31	196
Administration	72	40	45	157
Research and Development	15	73	166	209
Production and Quality Control	—	399	458	902
Total	211	553	700	1,464

The following table sets forth the number of full-time equivalents as of March 31, 2019:

	United States *	Canada	Israel	Total
Sales and Marketing	119	41	34	194
Administration	73	37	45	155
Research and Development	14	70	163	212
Production and Quality Control	—	393	475	903
Total	206	541	717	1,464

*	In the United States, distribution employees are included in the Sales and Marketing category.

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

The Collective Bargaining Agreement dated April 6, 2011, as amended and extended by the collective bargaining agreement dated January 5, 2017 and July 2, 2020 among Taro Israel, the Histadrut Trade Union and Taro’s Israel’s Employees Committee (the “Collective Bargaining Agreement”).  The Collective Bargaining Agreement is valid until December 31, 2023, and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term.  The Collective Bargaining Agreement memorialized current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.  Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances.  Under Section 14 of the Severance Pay Law (“Section 14”), in the event of termination of the employer-employee relationship, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay.  Since 2011, the Company’s obligations to the employees’ pension plan have been governed by the Collective Bargaining Agreement, including our severance obligations and the provision rates to the various provident funds.  We are complying with these obligations.  We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or Managers’ Insurance.  These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a pension or a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment.  In addition to the severance pay, each employee contributes an amount equal to 5.75% - 7.0% of their salary towards their pension plan.  The Company contributes an additional sum between 6.25% - 7.5% of the employee’s salary.  Beginning in July 2016, the minimum numbers increased according to Israeli law. Since January 2017, employees contribute at least 6% of their salary toward their pension plan, and the Company contributes an additional sum of at least 6.5% of the employee's salary towards pension and 6% of the employee’s salary towards severance pay.  Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the United States Social Security Administration), which include payments for national health insurance.  The payments to the National Insurance Institute are approximately 19.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.0% and we contribute approximately 7.5%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2021.  The percentage of ownership is based on ordinary shares outstanding as of March 31, 2021.  None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Dilip Shanghvi (1)	—	0.0%
Abhay Gandhi	—	0.0%
Sudhir Valia (2)	—	0.0%
Uday Baldota	—	0.0%
Linda Benshoshan	—	0.0%
Robert Stein, M.D., Ph.D.	—	0.0%
Dov Pekelman	—	0.0%
James Kedrowski	—	0.0%
Daphne Huang	—	0.0%
Erik Zwicker	—	0.0%
Avi Avramoff, Ph.D.	—	0.0%
Itamar Karsenti	—	0.0%
Michele Visosky	*	*
Jayesh Shah	—	0.0%
Victoria Chester**	—	0.0%
Vikash Agarwal***	—	0.0%
Total for all directors and officers (16 persons) listed above, as a group	*	*

*	Less than 0.1%.
**	Joined the Company on January 4, 2021.
***	Joined the Company on December 29, 2020.

(1)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.5% of Sun Pharma.  As of March 31, 2021, Sun Pharma and its affiliates owned 77.8% of Taro’s outstanding ordinary shares.

(2)	Sudhir Valia is also a director of Sun Pharma. As of March 31, 2021, Sun Pharma and its affiliates owned 77.8% of Taro’s outstanding ordinary shares.

As of March 31, 2021, the directors and executive officers listed above held no options to purchase our ordinary shares.

The following table sets forth certain information regarding the ownership of our founders’ shares as of March 31, 2021.  The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2021.

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

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2021, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares.  Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares.  The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares.  Percentage ownership is based on 37,926,044 ordinary shares outstanding as of March 31, 2021.

Name	Ordinary Shares Beneficially Owned		Percent of Ordinary Shares Outstanding
Sun	29,497,813	(1)	77.8%

(1)	As reported on the Schedule 13D/A filed by Sun on November 27, 2013.

During the year ended March 31, 2019, the percentage of ordinary shares owned by Sun increased to 76.5% due to the repurchase of 888,719 shares during the year.  As of March 31, 2020, Sun’s ownership percentage increased 0.6% to 77.1%, due to the repurchase of 280,719 ordinary shares during the year.  As of March 31, 2021, the percentage of ordinary shares owned by Sun increased to 77.8%, due to the repurchase of 332,033 shares during the year.

Founders’ Shares

At the formation of our Company in 1959, two classes of shares were created, founders’ shares and ordinary shares.  One-third of the voting power of all of our voting shares is allocated to the founders’ shares.  Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2021, Sun controlled 85.2% of the voting power in our Company by reason of its (i) beneficial ownership of an aggregate of 77.8% of our ordinary shares and (ii) ownership of the founders’ shares.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 85.2% of the voting power in our Company as of March 31, 2021, Taro has substantial relationships with Sun.  Certain Taro Board members are also members of various Sun entities’ boards of directors, including our Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain Taro officers and executives are also executives of Sun.

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

Services Arrangement

Sun and Taro renewed a services arrangement (the “Services Agreement”), effective April 1, 2020, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America.

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs between companies, based upon approved allocation methodologies.  The Services Agreement requires our Audit Committee to review the Service Reports on a semi-annual basis and the Services Agreement, as a whole, on an annual basis to determine its efficacy and whether it is in the Company’s best interests.

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

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2021 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada.  A substantial amount of these products are exported, both to our affiliates and non-affiliates.  For a breakdown of our sales by geographic market for the past three years, see “Item 4B – Business Overview – Sales and Marketing.”

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

On July 23, 2020, Taro U.S.A. came to a global resolution with the DOJ Antitrust Division and Civil Division in connection with DOJ’s multi-year investigation into the U.S. generic pharmaceutical industry. Under a Deferred Prosecution Agreement (the “Agreement”) reached with the DOJ Antitrust Division, the DOJ filed an information relating to conduct that occurred between 2013 and 2015. If Taro U.S.A. adheres to the terms of the Agreement, including paying a penalty of $205.7 million, the DOJ will dismiss the information after three years. Taro U.S.A. also reached a framework understanding with the DOJ Civil Division, subject to final agreement and agency authorization, in which Taro U.S.A. has agreed to pay $213.3 million to resolve all claims related to federal healthcare programs. Accordingly, an amount of $418.9 million was reserved in the quarter ended June 30, 2020.

The Company, its subsidiaries and, with respect to a complaint brought by U.S. State Attorneys General (“AG”) and a complaint brought by putative classes of indirect reseller plaintiffs (“IRPs”), a former member of Taro U.S.A.’s commercial team have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by and/or on behalf of purchasers and payors of several generic pharmaceutical products in the U.S. and Canada.  The lawsuits allege that the Company, its subsidiaries, and/or, in the AG and IRP complaints, the concerned individual, have conspired with competitors to fix prices, rig bids, or allocate customers with respect to certain products, and also allege an industry-wide conspiracy as to nearly all generic pharmaceutical products.  Each of the cases that were filed in U.S. federal court has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724.  The Court had sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims.  Certain cases are proceeding in discovery. In May 2021, the Court designated certain complaints naming Taro U.S.A. as “bellwether” cases to begin the sequencing of proceedings.

Further, the Company has made a provision of $140.0 million for ongoing multi-jurisdiction civil antitrust matters. An amount of $60.0 million was accounted for in the quarter ended June 30, 2020, and an additional provision of $80.0 million was recognized in the quarter ended March 31, 2021; however, the ultimate outcome of these matters cannot be predicted with certainty. These provisions have been disclosed in the consolidated financial statements.

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

On June 22, 2020, a motion seeking documents before filing a shareholder derivative action was filed by a single shareholder against the Company and Taro U.S.A. in the Haifa District Court related to alleged U.S. antitrust violations. On September 22, 2020, a subsequent motion seeking documents was filed by a single shareholder against the Company related to alleged misreporting to U.S. Medicaid and three prior state settlements. Both motions were consolidated on February 16, 2021, and remain pending before the Haifa District Court. The Company has filed a motion to stay proceedings pending resolution of the related U.S. litigation.

As part of an on-going audit by the Israel Tax Authority (“ITA”), with respect to the years ending on March 31, 2016 and through the year ending on March 31, 2019, in March 2021, the ITA announced its intention to issue a tax assessment for the fiscal year ending March 31, 2016. The Company reached a settlement with the ITA under which the Company paid a tax assessment of $2 million. The settlement finalized all tax disputes between the parties for the fiscal year ending March 31, 2016. The fiscal years ending March 31, 2017, March 31, 2018 and March 31, 2019, remain under tax audit.

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

In June 2020, the Company was named as a defendant in a putative opioids-related class action pending in Israel, in which the claimant alleges that the Company did not provide sufficient disclosure regarding the risks associated with opioid use in violation of the Israeli Consumer Protection Act. The Company filed its defense to the application for class action approval on May 2, 2021.

In June 2020, the Company and Taro U.S.A. were named as defendants in a complaint filed in the Zantac/Ranitidine Multi-District Litigation (“MDL”) consolidated in the U.S. District Court for the Southern District of Florida. The lawsuits name over 100 defendants, including brand manufacturers, generic manufacturers, repackagers, distributors, and retailers, involving allegations of injury caused by nitrosamine impurities. On September 4, 2020, and October 3, 2020, the Court dismissed the Company and Taro U.S.A., respectively, from the master complaints without prejudice, and both entities have now been dismissed from all individual complaints.

In July 2019, the Company received a motion to approve a class action against 30 companies located in Haifa Bay, Israel, including the Company.  The claimant, a civil association in Haifa Bay, claims that the industrial activity of the 30 companies allegedly caused higher percentages of lung cancer among Haifa Bay residents compared to the average in Israel.  At this stage, the claimant seeks to receive district court approval for the motion to approve a class action.  The 30 companies have filed a procedural motion asking the court to determine whether the legal connection between the alleged conduct and the alleged damages should be resolved prior to the court’s ruling on class certification.

Dividend Policy

We had never paid cash dividends until Fiscal Year 2019, and we do not anticipate paying any regular cash dividends in the foreseeable future.  We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

Subsequent to March 31, 2021, the Company received final approval from the FDA for one additional ANDA: Tavaborole Topical Solution, 5% in May 2021.  The Company currently has a total of twenty ANDAs awaiting FDA approval, including five tentative approvals.

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

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this 2021 Annual Report) owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

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

Compensation of Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors or the chief executive officer require the approval of the compensation committee, the board of directors and the shareholders, in that order, except where the regulations adopted under the Israeli Companies Law provide for certain easements from those requirements.  Arrangements as to compensation of a public company’s office holders who are not directors or the chief executive officer generally (assuming that the arrangement conforms to the then-effective compensation policy) require the approval of the compensation committee and the board of directors in that order as detailed above in Item 6.C. –“Board Practices – Committees – Compensation Committee.”

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

Israeli tax law may treat stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does United States tax law.  For example, unless the stock-for-stock transaction is considered a tax-deferred merger which relates to a transfer of at least 80% of the shares in the transferred company, generally Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation (which is listed for trading on a stock exchange) to taxation on half of the shareholder’s shares two years following the exchange and on the balance four years thereafter even if the shareholder has not yet sold the new shares.

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

We have obtained liability insurance covering our officers and directors. Under our current compensation policy approved by our shareholders at our December 2020 annual general meeting of shareholders, we have set (i) a maximum coverage level of $100 million for our D&O insurance policy and (ii) a requirement that premiums and deductibles paid by our company under our D&O insurance policy be consistent with market terms and not material to our company.

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

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2021 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their worldwide taxable income.  As of calendar year 2021, 2020 and 2019, the corporate tax rate was 23.0%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise or a Preferred/Special Preferred Technological Enterprise, as discussed below, may be considerably less. In general, Israeli companies are subject to regular corporate tax rate for their capital gain.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for productive activity, as under the regimes stipulated in the Investment Law. Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise or a Preferred/Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise, or a Preferred/Special Preferred Technological Enterprise is required to comply with the requirements of the Investment Law.  Several of our production and development facilities in Israel have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provided certain benefits, including tax exemptions and reduced tax rates for a defined period. The “Approved Enterprise” and “Benefited Enterprise” statuses were applicable to our production and development facilities through the year ending on March 31, 2020, as the Company made an irrevocable election to forego previously granted benefits and apply the tax benefits under the 2011 Amendment and/or the 2017 Amendment (as defined below).

The Investment Law was significantly amended as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”), and as of January 1, 2017 (the “2017 Amendment”).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remained in force, but any benefits granted subsequently were subject to the provisions of the 2005 Amendment.  Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.  However, companies entitled to benefits under the Investment Law in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment.  The 2017 Amendment introduced new benefits for Preferred/Special Preferred Technological Enterprises, alongside the existing tax benefits, as prescribed under previous amendments.

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

Dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders, subject to the receipt of a valid certificate from the ITA allowing for such rate, or a lower rate under an applicable tax treaty).  This withholding tax is deducted at source by the company.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA).  In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.  Under the Investment Law, a company that has elected the Alternative Benefits Program is not obligated to distribute retained profits, and to the extent that it decides to distribute dividends, may generally decide from which year’s profits to declare dividends.  In addition, a company that pays a dividend out of tax-exempt income attributed to its Approved Enterprise will be subject to tax in respect of the amount of the dividend distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable.  This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.  We have elected to use the Alternative Benefits Program through the year ended March 31, 2020, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005.  The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the date on which the 2005 Amendment entered into effect (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval.  Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments.  The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

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

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (and subject to certain conditions stipulated under law).  In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set forth in the amendment for tax benefits and that exceeds a minimum investment amount specified in the Investment Law.  Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years ending on the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”).  Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates.

The benefits period is subject to a limitation of 7 to 10 years from the Commencement Year (the “Commencement Year” being defined as the later of: (i) the first tax year in which the company derives income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election.  The tax benefits granted to a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise, according to one of the following new tax routes, which may be applicable to a company:

•

Similar to the Alternative Benefits Program, exemption from corporate tax on undistributed income for a period of 2 to 10 years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in a company in each year.  The benefits period is limited to 12 or 14 years from the year the company requested to have the tax benefits apply, depending on the location of the company.  A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Benefited Enterprise during the tax Exemption Period, will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.  Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at a rate of 15% (in the case of non-Israeli shareholders, subject to the receipt of a valid certificate from the ITA allowing for such rate, or a lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

•

A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise.  The benefits period is 10 years.  Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents (subject to the receipt of a valid tax certificate from the ITA allowing for such a reduced tax rate).

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits, which were applicable through the tax year ended on March 31, 2020. In the years ended March 31, 2020 and March 31, 2019, we had two active plans, one Approved Enterprise under the Alternative Benefits Program (Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements.  Under Plan 5 (benefit period starting 2007), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.  With respect to Plan 5, given the high level of investments in such plan, we met the conditions to qualify as a "High Level Foreign Investment Company" which entitled Plan 5 to an additional 5 years of benefits, subject to receipt of approval from the Israeli Investment Center (“IIC,” now called the "Authority for Investments and Development of the Economy and Industry"). On November 5, 2019, we received an approval for additional five years of reduced tax rates for such plan subject to meeting certain pre-agreed additional conditions that will be examined by the IIC at the end of the extension period.  Under Plan 6 (benefit period starting 2010), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

All of these programs were subject to the time limits imposed by the Investment Law and based upon the level of foreign ownership in the company in each tax year.

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

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, subject to the receipt of a valid certificate from the ITA allowing for such tax rate or such lower rate as may be provided in an applicable tax treaty).  However, if such dividends are paid to an Israeli company, no tax will be withheld (although if such dividends are subsequently distributed to individuals or a non-Israeli company, the previously mentioned tax rate will apply).

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

On August 24, 2020, the Company submitted to the ITA an announcement declaring its irrevocable choice to forego the benefits granted to it prior to the 2011 Amendment, and the application of the tax benefits under the 2011 Amendment and/or the 2017 Amendment, starting with the fiscal year beginning on April 1, 2020.

The New Technological Enterprise Incentives Regime – Amendment 73 to the Investment Law

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment is based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project and introduced the incentive regimes of “Preferred Technological Enterprise” and of "Special Preferred Technological Enterprise", as described below. These new regimes are in addition to the other existing tax incentives regimes under the Investment Law. The new incentives regime will apply to "Preferred Technological Enterprises" that meet the "Preferred Enterprise" conditions and certain additional conditions, including,  all of the following:

•

The Enterprise’s R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% on average, out of the total revenue of the Company owning the Enterprise or exceed NIS 75 million (approximately $23 million) per year; and

•

The Company owning the Enterprise must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employees of which their salaries are fully allocated to R&D expenses; (2) a venture capital investment of an amount of NIS 8 million (approximately $2.4 million) was previously made in the company, provided that the company did not change its field of business after the investment; or (3) growth in sales (assuming the Company’s sales in the current tax year and in each of the three preceding years was at least NIS 10 million (approximately $3 million)) or workforce (assuming the Company’s workforce in the current tax year and in each of the three preceding years included a least 50 employees) by an average of 25% in the course of three years preceding the tax year in comparison to the prior tax year.

A "Special Preferred Technological Enterprise" is an enterprise that meets the "Preferred Technological Enterprises" conditions, and in addition is a part of a group of companies that have total annual consolidated revenues of at least NIS 10 billion (approximately $3 billion).

A “Preferred Technological Enterprise” satisfying the required conditions will enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law.  The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone A.  These corporate tax rates shall generally be limited to the portion of intellectual property developed in Israel, subject to the “NEXUS approach.”  In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, if the sale was pre-approved by the Authority.

A “Special Preferred Technological Enterprise” satisfying the required conditions will enjoy a further reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel, subject to the “NEXUS approach”.  In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA.  A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, subject to the receipt of a valid certificate from the ITA allowing for such rate, or such lower rate as may be provided in an applicable tax treaty).  However, if such dividends are paid to an Israeli company, no tax is required to be withheld.  If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate may be reduced to 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We have evaluated the likely effect of the 2017 Amendment as well as the Company’s compliance with the applicable threshold conditions and believe that the Company qualifies as a Special Preferred Technological Enterprise starting with the fiscal year beginning on April 1, 2020.

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

The Company received grants from the IIA. Regulations under the Research Law, as amended generally provide for the payment of royalties to the IIA of 3-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid.  Our obligation to pay these royalties is contingent on our actual sale of such products and services.  In the absence of such sales, no payment of such royalties is required.  Effective for grants received from the IIA under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest at a rate equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year in which the program has been approved.  In July 2017, the IIA issued new directives, inter alia, regarding the royalty rates ("The New Directives"). According to the New Directives, the royalty rates range generally from 1.3% to 5%, depending on the company's size and sector. The New Directives are in effect starting from July 1, 2017, except for with respect to "Large Companies" (companies whose revenues exceed $70 million), for whom the New Directives are in effect starting from January 1, 2018. According to the New Directives, companies whose last IIA file was approved prior to January 1, 1994, will continue to be subject to the Old Regulations.  Following the full repayment of all the outstanding liabilities in connection with such grants, including the accrued interest thereof, there is no further liability for such royalties.  However, even after the repayment of such liabilities in full, we will remain subject to the limitations set forth under the Research Law, including inter alia on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given. Grant recipients are required to notify the IIA of events enumerated in the Research Law.

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

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “Substantial Shareholder” at the time of distribution or at any time during the preceding 12-month period).  Such dividends are generally subject to Israeli withholding tax at the rate of 25% so long as the shares are traded on a stock exchange and are registered with a Nominee Company (whether the recipient is a substantial shareholder or not).  A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation.  “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.  However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to Preferred/Special Preferred Enterprise or Preferred/Special Preferred Technological Enterprise), unless a further reduced tax rate is provided under an applicable tax treaty. All subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced rate.  For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise  that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise are subject, under certain conditions stipulated in the treaty, to withholding at the rate of 15%.  We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.  If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise, Preferred/Special Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the various types of income.  U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli company,  (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) right in a foreign resident company, which in essence represents, directly or indirectly, right to property located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is, generally, a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale (under certain circumstances, linkage to a foreign currency may or shall be used to determine the inflationary surplus).  The real gain is the excess of the total capital gain over the inflationary surplus.  Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 23.0% as of calendar year 2019 (in 2020 and 2019, the corporate tax rate was 23.0%), if generated by a company, or at the rate of 25.0% (or 30.0% for Substantial Shareholder), if generated by an individual from the sale of an asset purchased on or after January 1, 2012.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2020 and 2021).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares of Israeli resident Company, listed on a non-Israeli stock exchange, provided, inter alia, that certain conditions are met.  The main conditions are that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were purchased after being listed and were not purchased from a “relative” or as part of a tax-exempt reorganization; and (iii) the capital gains from shares being sold are neither subject to section 101 of the Israeli Income Tax Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.  However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly, alone or together with another.  Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Excess Tax.  Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 in 2020 and NIS 647,640 in 2021 (the amount is linked to the annual change in the Israeli consumer price index). Such excess tax is imposed on almost any type of income, including, but not limited to, dividends, interest and capital gain.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder will recognize a capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the ordinary shares, which is usually the cost of such shares in USD, and the amount realized on the disposition in USD.  Any gain or loss recognized upon the sale, exchange or other taxable disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the holding period of the ordinary shares exceeds one year.  In the case of individual U.S. Holders, capital gains generally are subject to United States federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.  U.S. Holders should consult their own tax advisors in this regard.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices and on our website at www.taro.com.  The information contained on our website does not constitute part of this 2021 Annual Report.

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

Foreign Exchange Rate Risk

We and Taro U.S.A. use the USD as our reporting currency and are exposed to foreign exchange rate risk from transactions conducted in different currencies.

In 2021, 70% of our revenue was generated in USD.  However, the remainder of our sales was denominated in the local currencies of the countries in which the sales occurred.  As a result, our reported profits and cash flows are exposed to changing exchange rates.  If these foreign currencies weaken relative to the USD, the earnings generated in these foreign currencies will, in effect, decrease when converted into USD, and vice versa.  Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-USD revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2021.

Foreign Exchange Transactions

During the year ended March 31, 2021, Taro Canada recorded a gain of $0.1 million compared to a gain of $14.8 million in 2020, reflecting the unfavorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents and marketable securities in Canada.  Prior to April 1, 2019, the functional currency of the Company’s Canadian subsidiary was the CAD.  Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD.  As a result of this change, there is no longer an effect of exchange differences on intercompany balances related to Taro Canada’s transactions with Taro U.S.A.  Refer to Item 5 and Note 2.b. for additional details on Taro Canada’s change in functional currency.

During the year ended March 31, 2021, Taro Israel recorded a loss of $0.5 million compared to a gain of $0.02 million in 2020.

The Company enters into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in USD due to changes in the respective exchange rates.

At March 31, 2021, the forward contracts to purchase the NIS are for a total amount of $54,500, at a weighted-average forward rate of 3.33 NIS per USD, which are settled in seventeen (17) monthly settlements of $3,750 for ten (10) months, $2,500 for six (6) months, and $2,000 for one (1) month.  The Company recorded a net gain (loss) of $190, $178 and ($2,530) for the years ended March 31, 2021, 2020, and 2019, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $10,203, at a weighted-average forward rate of CAD 1.26 per USD, which are settled in seven (7) monthly installments of approximately $2,066 for four (4) months, $821 for two (2) months, and $298 for one (1) month. The Company recorded a net gain (loss) of $267, ($629) and $2,545 for the years ended March 31, 2021, 2020, and 2019, respectively, for the contracts to purchase the CAD.

At March 31, 2021, the Company had derivative instruments designated as hedging instruments.  Refer to Note 10 for additional details on hedging instruments.  There is no collateral for these hedges.

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

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this 2021 Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Taro’s Management assessed the effectiveness of the Group’s internal control over financial reporting as of March 31, 2021.  In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment, Management has concluded that, as of March 31, 2021, Taro’s internal control over financial reporting is effective based on those criteria.

c.	Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2021, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel, as stated in their report, which is included on pages F-2 and F-3 of this 2021 Annual Report.

d.	Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2021, that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Linda Benshoshan, the Chairwoman of the Audit Committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NYSE regulations.  See Item 6.A. for a summary of Linda Benshoshan’s relevant professional experience.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft – BDO Member Firm, for the years ended March 31, 2021 and 2020, respectively.

	Year ended	Year ended
	March 31, 2021	March 31, 2020
	(in millions)
Audit fees	$0.74	$0.70
Tax fees	0.03	0.03
Other fees	0.02	0.03
Total	$0.79	$0.76

The audit fees for the years ended March 31, 2021 and 2020, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.  All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the Audit Committee.

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

On November 23, 2016, the Company announced that its Board of Directors approved a $250 million repurchase of ordinary shares, which was completed on January 11, 2019.  Under the program, the Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a Rule 10b5-1 program, at an average price of $100.28 per share.

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares.  On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares.  In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share.  During the year ended March 31, 2021, in accordance with a Rule 10b5-1 program, the Company repurchased 332,033 shares at an average price of $75.23 per share.  Through May 31, 2021, under the $300 million authorization, the Company has repurchased, in total, 788,727 shares (280,719 at an average price of $91.00 and 508,008 at an average price of $74.70), leaving $236.5 million remaining under the current board authorization.

The table below presents a summary of the ordinary shares repurchased by the Company under the new authorization and classified as treasury stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet be Purchased Under the Program (in thousands)
November 1, 2019 - November 30, 2019	—	$—	—
December 1, 2019 - December 31, 2019 (1)	280,719	$91.00	280,719
January 1, 2020 - November 30, 2020	—	$—	280,719
December 1, 2020 - December 31, 2020 (2)	53,328	$71.29	334,047
January 1, 2021 - January 31, 2021	95,816	$76.23	429,863
February 1, 2021 - February 28, 2021	85,345	$76.17	515,208
March 1, 2021 - March 31, 2021	97,544	$75.58	612,752
April 1, 2021 - April 30, 2021	92,360	$74.41	705,112
May 1, 2021 - May 31, 2021	83,615	$72.94	788,727
Total	788,727	$80.50		$236,504

(1) Shares repurchased in December 2019 were in accordance with a modified “Dutch auction” tender offer.

(2) Shares repurchased during December 2020 through May 2021 were in accordance with a Rule 10b5-1 program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

We have responded to Item 18 – “Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2021 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this 2021 Annual Report are listed on the index of exhibits below.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2021 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Daphne Huang
Daphne Huang
Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: June 17, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Group”) as of March 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated June 15, 2021 expressed an unqualified opinion thereon.

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

Revenue recognition – sales deductions

As described in Notes 2 and 5 to the consolidated financial statements, when the Group records revenue from the sale of its pharmaceutical products, the Group records an estimate of various sale deductions in the same financial reporting period. These sales deductions include chargebacks, product returns, rebates and other sale deductions and require significant management’s judgment. These sale deductions mainly apply to the sales within the United States. As of March 31, 2021, the consolidated reserves for chargebacks, product returns, rebates and other sale deductions were $266 million.

We identified management’s judgments and assumptions used in recording sales deductions as a critical audit matter. The principle considerations included measurement uncertainty involved in developing these estimates, as the sales deductions are based on judgments and assumptions developed using estimated wholesaler inventory, historical data, contractual terms and customer

TARO PHARMACEUTICAL INDUSTRIES LTD.

purchasing activity. Auditing these judgments involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

The primary procedures we performed to address this critical audit matter included the following:

•

Testing the design and operating effectiveness of controls related to management’s assessment of: (i) the reasonableness of assumptions used to estimate sales deductions, and (ii) the reasonableness of the methodology used and appropriateness of the computations of sales deductions.

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

Assessment of recognition of uncertain tax positions

As discussed in Notes 2 and 15 to the consolidated financial statements, the Group has recognized uncertain tax positions including associated interest and penalties. The Group’s tax positions are subject to audit by local taxing authorities across multiple global subsidiaries and the resolution of such audits may span multiple years. Tax law is complex and often subject to varied interpretations, accordingly, the ultimate outcome with respect to taxes the Group may owe may differ from the amounts recognized.

We identified the evaluation of uncertain tax positions as a critical audit matter because a higher degree of auditor judgment was required in evaluating the Group’s interpretation of, and compliance with tax law globally across its multiple subsidiaries. In addition, a higher degree of auditor judgment was required in evaluating the Group’s estimate of the ultimate resolution of its tax positions. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of auditor judgment required in evaluating the Group’s interpretation of, and compliance with global tax laws across its multiple global subsidiaries, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

•

Testing certain internal controls over the Group’s process to assess uncertain tax positions to: (i) interpret tax law and identify uncertain tax positions, (ii) evaluate which of the Group’s tax positions may not be sustained upon audit, and (iii) estimate the uncertain tax positions.

•

Utilizing personnel with specialized skill and knowledge in tax to assist in evaluating technical merits, reasonableness of management’s judgments and assumptions used in uncertain tax positions calculations and the overall reasonableness of conclusions reached through: (i) obtaining an understanding and assessing tax filed positions, transfer pricing studies and the

TARO PHARMACEUTICAL INDUSTRIES LTD.

Group’s compliance with applicable laws and regulations, (ii) developing an independent assessment based on our understanding and interpretation of tax laws, (iii) inspecting settlement documents with applicable taxing authorities, and (iv) assessing the expiration of statutes of limitations.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

We have served as the Group's auditor since 2010.

Tel Aviv, Israel

June 15, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on Internal Control over Financial Reporting

We have audited Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Group’s”) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Group as of March 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2021, and the related notes and our report dated June 15, 2021 expressed an unqualified opinion thereon.

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

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

Tel Aviv, Israel

June 15, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$605,177	$513,354
Marketable securities	418,480	595,383
Accounts receivable and other:
Trade, net	213,539	235,221
Other receivables and prepaid expenses	53,347	35,567
Inventories	180,292	153,073
TOTAL CURRENT ASSETS	1,470,835	1,532,598
LONG-TERM MARKETABLE SECURITIES	557,209	459,639
PROPERTY, PLANT AND EQUIPMENT, NET	205,508	209,961
DEFERRED INCOME TAXES	142,007	106,693
OTHER ASSETS	31,314	32,361
TOTAL ASSETS	$2,406,873	$2,341,252

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable:
Trade payables	$61,166	$28,858
Other current liabilities	615,135	193,873
TOTAL CURRENT LIABILITIES	676,301	222,731
LONG-TERM LIABILITIES:
Deferred income taxes	1,907	3,395
Other long-term liabilities	33,208	5,367
TOTAL LONG-TERM LIABILITIES	35,115	8,762
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	711,416	231,493
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2021 and March 31, 2020: 200,000,000 shares;
Issued at March 31, 2021 and March 31, 2020: 45,116,262 shares
Outstanding at March 31, 2021 and March 31, 2020:
37,926,044 and 38,258,077 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2021 and March 31, 2020:
2,600 shares	1	1
Additional paid-in capital	262,445	262,445
Accumulated other comprehensive loss, net of taxes	(151,621)	(163,037)
Treasury stock at March 31, 2021 and March 31, 2020:
7,190,218 and 6,858,185 shares, respectively	(746,472)	(721,494)
Accumulated earnings	2,338,617	2,725,270
Taro shareholders' equity	1,703,649	2,103,864
Non-controlling interest	(8,192)	5,895
TOTAL SHAREHOLDERS’ EQUITY	1,695,457	2,109,759
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,406,873	$2,341,252

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2021	2020	2019
Sales, net	$548,970	$644,769	$669,893
Cost of sales	252,314	245,044	224,169
Gross profit	296,656	399,725	445,724
Operating expenses:
Research and development	60,152	59,777	63,238
Selling, marketing, general and administrative	91,355	93,413	89,971
Settlements and loss contingencies	558,924	—	(3,678)
	710,431	153,190	149,531
Operating (loss) income	(413,775)	246,535	296,193
Financial income, net	(19,809)	(48,482)	(58,851)
Other gain, net	2,893	3,018	1,810
(Loss) income before income taxes	(391,073)	298,035	356,854
Tax expense	9,667	53,485	74,732
Net (loss) income	(400,740)	244,550	282,122
Net (loss) income attributable to non-controlling interest	(14,087)	309	345
Net (loss) income attributable to Taro	$(386,653)	$244,241	$281,777

Net (loss) income per ordinary share attributable to Taro:
Basic and Diluted	$(10.12)	$6.35	$7.23
Weighted-average number of ordinary shares used to compute net (loss) income per share:
Basic and Diluted	38,210	38,460	38,990

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Years ended March 31,
	2021	2020	2019
Net (loss) income attributable to Taro	$(386,653)	$244,241	$281,777
Other comprehensive income (loss):
Change in unrealized gain (loss) from marketable securities	7,738	(16,415)	11,919
Change in unrealized gain (loss) from hedging instruments	3,678	(2,513)	—
Foreign currency translation adjustments	—	(1)	(45,742)
Total other comprehensive income (loss) attributable to Taro	11,416	(18,929)	(33,823)

Total comprehensive (loss) income attributable to Taro	$(375,237)	$225,312	$247,954

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
				Accumulated
			Additional	Other			Total Taro	Non-	Total
	Number of	Share	Paid-in	Comprehensive	Treasury	Retained	Shareholders'	controlling	Shareholders’
	Shares	Capital	Capital	(Loss)	Shares	Earnings	Equity	Interest	Equity
Balance at March 31, 2018	39,428	$680	$262,445	$(110,285)	$(610,009)	$2,662,327	$2,205,158	$5,241	$2,210,399
Repurchase of treasury stock	(889)	—	—	—	(84,501)	—	(84,501)	—	(84,501)
Comprehensive loss, net of tax	—	—	—	(33,823)	—	—	(33,823)	—	(33,823)
Dividend paid	—	—	—	—	—	(500,000)	(500,000)	—	(500,000)
Cumulative-effect adjustment for income taxes resulting from intra-entity transfers	—	—	—	—	—	36,925	36,925	—	36,925
Net income	—	—	—	—	—	281,777	281,777	345	282,122
Balance at March 31, 2019	38,539	$680	$262,445	$(144,108)	$(694,510)	$2,481,029	$1,905,536	$5,586	$1,911,122
Repurchase of treasury stock	(281)	—	—	—	(26,984)	—	(26,984)	—	(26,984)
Comprehensive loss, net of tax	—	—	—	(18,929)	—	—	(18,929)	—	(18,929)
Net income	—	—	—	—	—	244,241	244,241	309	244,550
Balance at March 31, 2020	38,258	$680	$262,445	$(163,037)	$(721,494)	$2,725,270	$2,103,864	$5,895	$2,109,759
Repurchase of treasury stock	(332)	—	—	—	(24,978)	—	(24,978)	—	(24,978)
Comprehensive income, net of tax	—	—	—	11,416	—	—	11,416	—	11,416
Net loss	—	—	—	—	—	(386,653)	(386,653)	(14,087)	(400,740)
Balance at March 31, 2021	37,926	$680	$262,445	$(151,621)	$(746,472)	$2,338,617	$1,703,649	$(8,192)	$1,695,457

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	$(400,740)	$244,550	$282,122
Adjustments required to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	23,680	21,383	18,597
Realized loss on sale of long-lived assets	92	28	27
Change in derivative instruments, net	(236)	(2,649)	3,115
Effect of exchange differences on intercompany balances	—	—	(2,517)
Foreign exchange effect of marketable securities and bank deposits	(4,588)	(11,600)	(27,016)
Deferred income taxes, net	(38,413)	7,584	12,262
Decrease (increase) in trade receivables, net	21,683	2,724	(32,088)
(Increase) decrease in other receivables, prepaid expenses and other	(7,235)	1,247	675
Increase in inventories, net	(27,219)	(4,994)	(5,515)
(Increase) decrease in income tax receivables	(9,090)	10,890	73,581
Increase (decrease) in trade payables	32,308	(6,202)	9,881
Increase (decrease) in other accounts payable and accrued expenses	454,609	1,423	(5,683)
(Decrease) increase in income tax payables	(4,397)	5,561	(3,669)
Expense (income) from amortization of marketable securities bonds, net	5,316	1,660	(63)
Net cash provided by operating activities	45,770	271,605	323,709

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2021	2020	2019
Cash flows from investing activities:
Purchase of property, plant and equipment	(16,991)	(26,631)	(26,992)
Investment in other intangible assets	(161)	(1,783)	(3,666)
Proceeds from short-term bank deposits, net	—	—	225,503
Proceeds from long-term deposits and other assets	—	—	70,685
Investment in marketable securities	(1,132,501)	(1,222,190)	(1,165,685)
Proceeds from marketable securities	1,217,386	952,421	1,157,317
Proceeds from (investment in) sale of long-lived assets	8	21	(26)
Net cash provided by (used in) investing activities	67,741	(298,162)	257,136

Cash flows from financing activities:
Repurchase of treasury stock	(24,196)	(26,984)	(88,849)
Dividends paid	—	—	(500,000)
Net cash used in financing activities	(24,196)	(26,984)	(588,849)
Effect of exchange rate changes on cash and cash equivalents	2,508	(556)	(1,156)
Increase (decrease) in cash and cash equivalents	91,823	(54,097)	(9,160)
Cash and cash equivalents at the beginning of the period	513,354	567,451	576,611
Cash and cash equivalents at the end of the period	$605,177	$513,354	$567,451

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Income taxes	$29,377	$54,536	$71,096
Cash received during the year for:
Income taxes	$4,093	$24,331	$69,436
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$2,997	$1,477	$4,740
Investment in intangible assets on credit	$15	$—	$—
Non-cash financing transactions:
Purchase of treasury stock	$782	$—	$—
Purchase of marketable securities	$9,417	$9,159	$2,003

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, and European subsidiaries (the “Group”).  The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products.  As of March 22, 2012, the Company’s ordinary shares are traded on the New York Stock Exchange (the “NYSE”), under the symbol “TARO.”  As used herein, the terms “we,” “us,” “our,” “Taro,” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc. (“Taro Canada”) and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”).  Taro International Ltd. in Israel is engaged in the pharmaceutical activities of the Group outside North America.

The Group manufactures generic and proprietary drug products in facilities located in Israel and Canada, and manufactures bulk active pharmaceutical ingredients in its Israel facility.  The Group’s research and development facilities are located in Israel and Canada.  The majority of the Group’s sales are in North America, primarily in the U.S.A.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers.  In Canada, the Group also sells and distributes to hospitals.  In Israel, the Group sells and distributes its products principally to healthcare institutions, drug store chains, and private pharmacies.

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

Sun Pharmaceutical Industries Ltd. (“Sun”), the Company’s majority shareholder, owns, or controls as of March 31, 2021, 29,497,813, or 77.8%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 85.2% of the vote attributable to the share equity of the Company.  As of May 31, 2021, Sun owns, or controls 78.1% of the Company’s ordinary shares and 85.4% of the voting power in the Company.

On November 23, 2016, the Company announced that its Board of Directors authorized a $250,000 repurchase of ordinary shares, which was completed on January 11, 2019.  Under the program, the Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a Rule 10b5-1 program, at an average price of $100.28 per share.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares.  On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares.  In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share.  During the year ended March 31, 2021, in accordance with a Rule 10b5-1 program, the Company repurchased 332,033 shares at an average price of $75.23 per share.  Through May 31, 2021, under the $300 million authorization, the Company has repurchased, in total, 788,727 shares (280,719 at an average price of $91.00 and 508,008 shares at an average price of $74.70), leaving $236.5 million remaining under the current board authorization.

In December 2019, COVID-19, a disease caused by a strain of coronavirus, was first reported, and later declared a pandemic by the World Health Organization in March 2020, spreading globally.  It has affected Israel and Canada, where most of our manufacturing takes place, and spread throughout each state in the United States, our largest market.  The COVID-19 pandemic has disrupted global supply chains, created significant volatility of global financial markets, impacted negatively the global economy, and also our U.S. sales.  Additionally, it has impacted our business and may materially affect our operations, including manufacturing, supply chain, pre-commercial launch and clinical trial activities should the pandemic persist.  Countries, states and local governments instituting measures to reduce the spread of COVID-19 have impacted our operations with significant disruptions, uncertainty and economic volatility, higher costs, and capital expenditures.  Such measures include quarantines, government restrictions on movement, business closures and suspensions, canceled events and activities, self-isolation, and other voluntary and/or mandated changes in behavior.  Our offices are or have been operating under work from home protocols, and our manufacturing and distribution facilities have instituted policies and procedures to protect our employees and operations, including social distancing, the supply and use of personal protective equipment, split shifts and health assessments.  We had and, in some instances, continue to have to suspend in-person activities of our field employees because of restrictions on meetings instituted by our customers.  These protocols, policies, procedures, and suspension of activities have affected our business operations.

On July 31, 2020, Taro Pharmaceuticals, Inc. completed the purchase of Aquinox Pharmaceuticals (Canada) Inc. (“Aquinox”), a wholly-owned subsidiary of Neoleukin Therapeutics, Inc., including intellectual property rights to various early stage molecules. Pursuant to the agreement, Taro acquired all issued and outstanding shares of Aquinox for $8.2 million.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

a.	Use of estimates:

The consolidated financial statements are prepared in conformity with U.S. GAAP.  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgements and assumptions.  Management believes that the estimates, judgements and assumptions used are reasonable based upon information available at the time they are made.  These estimates, judgements and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

The Group’s most critical estimates are used in its determination of its sales incentives reserves, inventory reserves, income taxes, fixed assets, intangible assets, derivative instruments and contingencies.
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

Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD.  FASB ASC Topic 830, “Functional Currency Matters,” requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change.  Management determined it would enact this change effective on April 1, 2019.  While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment, in which Taro Canada operates, have evolved over time.  As part of management’s functional currency assessment, changes in economic facts and circumstances were considered.  This included analysis of changes in: management of operations, process, and in the composition of cash and marketable securities balances.  The Company has centralized different functions, including treasury and investment portfolio measurement, which resulted in a stronger focus on the USD currency for Taro Canada.  Additionally, as budgeting has also been centralized for the Company, Taro Canada has implemented budgeting in USD, whereas this was previously performed in CAD.  Taro Canada’s cash inflows consist primarily of USD cash balances and less of CAD, as also reflected in the budget.  The transfer of significant intangible assets to Taro Canada, as a result of the winding down of TNA, has reduced the relevance of the foreign currency position on the balance sheet of Taro Canada.  The Group decided to focus Taro Canada's sales market as the US market, with the majority of all sales to the US denominated in USD. This was followed by centralizing budgets and facilitating effective netting and hedging activities.  Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while CAD cash balances will continue to produce a net outflow.

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

*Based on consolidated amounts of the Group for the fiscal year ended March 31, 2020, which was the first fiscal year Taro Canada utilized USD as the functional currency.  Includes Taro Canada amounts reported in USD with USD as functional currency.

**Based on unaudited pro forma consolidated amounts of the Group for the fiscal year ended March 31, 2020.  Includes Taro Canada unaudited pro forma amounts reported in USD with CAD as functional currency.
c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  Intercompany transactions and balances have been eliminated in consolidation and non-controlling interest is included in shareholders’ equity.

Sun, through its wholly owned subsidiary, Taro Development Corporation (“TDC”) owns 3.1% of the shares that have economic rights and has 50.0% of the voting rights in Taro U.S.A.; with the Company owning the remaining shares and voting rights.  In 1993, TDC signed an agreement with the Company to vote all of its shares in Taro U.S.A. in all elections of directors of Taro U.S.A. as the Company shall instruct.  In April 2021, TDC renewed its commitment to the Company. TDC may terminate the agreement upon one year written notice and no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of its ownership of Taro U.S.A. shares that have economic rights.
d.	Cash and cash equivalents:

Cash equivalents are highly-liquid investments that are readily convertible into cash.

Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits.  Such deposits are stated at cost which approximates market value. The Company does not have any short-term deposits at March 31, 2021, or 2020.
e.	Marketable securities:

Marketable securities, consisting of both debt securities and equity securities, are comprised primarily of corporate bonds, government securities, U.S. Treasuries, certificates of deposit, municipal bonds, preferred stock and commercial paper.  The marketable debt securities were designated as available-for-sale (“AFS”).  Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity. The equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in consolidated statements of operation.

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

The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326)” on April 1, 2020.  In accordance with ASC 326-30, for an AFS debt security for which there is neither an intent nor a more-likely-than-not requirement to sell, an entity will record credit losses as an allowance, rather than a write-down of the amortized cost basis.  As a result, entities will be able to record reversals of credit losses in current period income as they occur.  Additionally, the allowance is limited by the amount that the fair value is less than the amortized cost basis, considering that an entity can sell its investment at fair value to avoid realization of credit losses.  An entity should not consider the length of time that the security has been in an unrealized loss position to avoid recording a credit loss.  Further, in determining whether a credit loss exists, the historical and implied volatility and recoveries or additional declines in the fair value after the balance sheet date should no longer be considered.  Changes in the allowance will be recorded in the period of the change as credit loss expense (or reversal of credit loss expense). As of March 31, 2021, the adoption of ASU 2016-13 did not have a material impact on our financial position and results of operations.

During the years ended March 31, 2021, 2020 and 2019, the Company did not own or sell any marketable securities previously impaired.

The Company adopted ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10).”  The amended guidance focuses on the recognition and measurement of financial assets and liabilities.  The adoption of ASU 2016-01 does not have a material impact on our financial position and results of operations.
f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific balances, for which, in the opinion of management, collection of such balances is doubtful.  The allowance, in the opinion of management, is sufficient to cover probable uncollectible balances.

The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326)” on April 1, 2020.  The new guidance requires an entity to measure the allowance for expected credit losses by utilizing information including historical data and current economic conditions, plus the use of reasonable supportable forecasts.  As of March 31, 2021, the adoption of ASU 2016-13 did not have a material impact on our financial position and results of operations.
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

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized.  A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized.  For the years ended March 31, 2021 and 2020, in accordance with the required updates in ASU No. 2015-17, all deferred tax liabilities and assets are classified as non-current.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

(2)	Tax contingencies:

The Company follows a two-step approach to recognizing and measuring a liability for uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.  A liability for unrecognized tax benefits was recorded in accordance with ASC 740 amounting to $26,921 and $25,258 as of March 31, 2021 and 2020, respectively.

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

(3)

Certain costs incurred for computer software developed or obtained for internal use is required to be capitalized.  As of March 31, 2021 and 2020, the Group capitalized $17,332 and $13,912 of software costs, respectively.  Software costs are amortized using the straight-line method over their estimated useful life (generally 3 - 5 years).

j.	Lease of land from the Israel Land Authority (“ILA”):

The Company leases several parcels of land from the ILA.  The lease period of the industrial parcels ends between 2018 and 2060.  The Company has the right to extend the lease agreement ending 2018 for an additional period of 49 years and is currently in the process of extending the lease agreement.  The ILA lease agreements are standard agreements covering substantial portions of the land of Israel.  The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years).  A majority of the Company’s leases are in the beginning of the second 49 year period, and the remaining leases still in the first 49 year period have the option for the one additional lease period.  The ownership of the land is not transferred at the end of the lease period, however, in certain conditions the lessee may purchase the land from the ILA.  The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value.  Since such leases do not qualify as a capital lease, they are being accounted for as operating leases.  The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

As of April 1, 2019, the Company commenced lease accounting in accordance with ASU 2016-02, “Leases (Topic 842).”  Refer to Note 9 and Note 13 for additional details on lease accounting.
k.	Goodwill:

The goodwill of the Company is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

The Group operates in one operating segment, comprising its only reporting unit.  As of April 1, 2020, the Company adopted ASU 2017-04 in which the goodwill impairment tests are now conducted in one step.  In this step, if it is determined that the net book value of the reporting unit exceeds its fair value, impairment will be recorded for the difference.

The Company determined the fair value using the market approach, which is based on the market capitalization by using the share price of the Company on the NYSE and an appropriate control premium.  As of March 31, 2021 and 2020, the market capitalization of the Company was significantly higher than the net book value, therefore no impairment was recorded.
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

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset.  The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.  During the years ended March 31, 2021 and 2020, the Company did not record any impairment charge.

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

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock.  The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.  During the years ended March 31, 2021, 2020 and 2019, the Company repurchased 332,033 shares, 280,719 shares, and 888,719 shares, respectively.

During the year ended March 31, 2021, in accordance with a Rule 10b5-1 program, the Company repurchased 332,033 shares at an average price of $75.23 per share.

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

When treasury stock is reissued, the Company charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings.  The purchase cost is calculated based on the specific identification method.  The Company did not reissue treasury shares during the three years ended March 31, 2021.

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

Royalty-bearing grants from the government of Israel through the National Technological Israel Innovation Authority (the “Authority” or “IIA”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred.  The Company did not earn any grants during the years ended March 31, 2021, 2020 and 2019.
s.	Advertising expenses:

The Group expenses advertising costs as incurred.  Product samples are recorded within prepaid expenses on the Consolidated Balance Sheet and recorded within advertising expenses when provided to potential customers.  Advertising expenses were $5,681, $4,902, and $6,527 for the years ended March 31, 2021, 2020 and 2019, respectively.
t.	Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities.  These taxes are recorded on a net basis and therefore do not impact the Statement of Operations.
u.	Basic and diluted net (loss) income per ordinary share attributable to Taro:

Basic net (loss) income per ordinary share is calculated based on the weighted-average number of ordinary shares outstanding during each year.  Diluted net (loss) income per ordinary share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year (except where anti-dilutive).
v.	Freight and distribution costs:

The Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense.  Freight, distribution costs, and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $13,202, $11,954, and $13,187 for the years ended March 31, 2021, 2020 and 2019, respectively.
w.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term marketable securities, and trade receivables.  Cash and cash equivalents are principally invested in major banks in Israel, the United States and Canada.  Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Management believes that the financial institutions that hold the Group’s cash and cash equivalents, and the investments that comprise the short and long-term marketable securities, are financially sound and a low credit risk therefore exists with respect to these financial instruments.  These deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Group’s trade accounts receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel.  At March 31, 2021, two different customers represented approximately 41.6% and 22.6% of the Company’s trade accounts receivable.  The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth.  The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.
x.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade and other receivables, trade payables and other payables approximate their fair value, due to the short-term maturities of these instruments.

As of March 31, 2021 and 2020, the Company did not have any amounts outstanding under borrowing arrangements.

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

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value, in the Consolidated Balance Sheet.  The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.  For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.  For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged.  The designation is based upon the nature of the exposure being hedged.  At March 31, 2021, 2020, and 2019, the Company had derivative instruments designated as hedging instruments.

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
aa.	Impact of recently adopted accounting standards:

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820).”  The guidance focuses on modification of disclosures, which includes the consideration of costs and benefits.  The guidance was effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year.  The adoption of ASU 2018-13 does not have a material impact on our financial position or results of operations.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles – Goodwill and Other (Topic 350).” The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.  The guidance was effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year on a prospective basis.  The adoption of ASU 2017-04 does not have a material impact on our financial position or results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326).”  The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  Guidance in Topic 326 applies to our financial instruments, such as investments that are generally of high credit quality, and trade receivables.  Prior to Topic 326, under U.S. GAAP, an entity generally considered past events and current conditions when measuring credit losses.  The new guidance requires an entity to measure the allowance for expected credit losses by utilizing information including historical data and current economic conditions, plus the use of reasonable supportable forecasts.  The guidance was effective for the Company’s fiscal year beginning April 1, 2020, including interim periods within that year.  The adoption of ASU 2016-13 does not have a material impact on our financial position or results of operations.

Impact of recently issued accounting standards not yet adopted:

In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848).” The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.  In January 2021, the FASB issued ASU No. 2021-01, “Reference Rate Reform - Scope (Topic 848)” which focuses on expanding the scope of Topic 848 to include derivative instruments impacted by discounting transition.  The guidance will be effective for the Company fiscal year beginning April 1, 2021, including interim periods within that year.  The Company is currently assessing the impact of the adoption on our financial position and results of operations.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes.”  The guidance focuses on simplifying accounting for income taxes by removing certain exceptions and simplifying certain requirements under Topic 740.  The guidance will be effective for the Company’s fiscal year beginning April 1, 2021.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20).”  The guidance focuses on additional disclosure of reasons for significant gains and losses to changes in the benefit obligation for the period, in addition to removal and clarification of existing disclosures. The guidance will be effective for the Company’s fiscal year beginning April 1, 2021, on a retrospective basis.  The Company does not currently anticipate the adoption to have a material impact on our financial position or results of operations.

NOTE 3: — MARKETABLE SECURITIES

a.	Marketable securities:

	March 31,
	2021	2020
Short-term marketable securities	$418,480	$595,383
Long-term marketable securities	557,209	459,639
	$975,689	$1,055,022

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	The following is a summary of both short-term and long-term marketable securities by type:

	March 31,
	2021				2020
	Amortized Cost	Gross Unrealized Gain (Loss) through Other Comprehensive Income	Gross Unrealized Gain (Loss) through Profit & Loss	Market Value	Amortized Cost	Gross Unrealized Gain (Loss) through Other Comprehensive Income	Gross Unrealized Gain (Loss) through Profit & Loss	Market Value
Marketable securities:
Corporate bonds	$679,315	$4,823	$—	$684,138	$686,365	$(6,305)	$—	$680,060
Government securities	146,057	249	—	146,306	271,004	2,438	—	273,442
Commercial paper	47,934	4	—	47,938	45,329	(21)	—	45,308
Certificates of deposit	42,897	27	—	42,924	33,276	(78)	—	33,198
Municipal bonds	23,479	82	—	23,562	—	—	—	—
Preferred stock - equity instrument	10,475	—	77	10,553	7,099	—	(1,098)	6,001
Preferred stock - debt instrument	2,990	44	—	3,033	6,195	(1,129)	—	5,066
Other securities	17,115	120	—	17,235	12,129	(182)	—	11,947
Total marketable securities	$970,262	$5,350	$77	$975,689	$1,061,397	$(5,277)	$(1,098)	$1,055,022

At March 31, 2021 and 2020, the gross unrealized gain (loss) excludes $423 and $2,502 of other comprehensive income relating to marketable securities for foreign exchange gain, respectively.

As of March 31, 2021, no other than temporary impairment charges were recorded.

c.	The estimated fair value of marketable securities as of March 31, 2021 and 2020, by contractual maturity, are as follows:

	March 31,
	2021		2020
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
Available-for-sale marketable securities:
Matures in less than five years	$956,797	$962,103	$1,044,537	$1,040,549
Matures in more than five years	2,990	3,033	9,761	8,472
	959,787	965,136	1,054,298	1,049,021
Investment at fair value through Profit & Loss	10,475	10,553	7,099	6,001
	$970,262	$975,689	$1,061,397	$1,055,022

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.	Trade, net:

The following table summarizes the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2021	2020
Trade accounts receivable, gross	$409,198	$410,403

Reserves for sales deductions:
Chargebacks	(119,090)	(104,552)
Other sales deductions	(53,058)	(50,844)
Customer rebates	(22,498)	(17,012)
Allowance for doubtful accounts	(1,013)	(2,774)
Trade accounts receivable, net	$213,539	$235,221

b.	Other receivables and prepaid expenses:

	March 31,
	2021	2020
Government authorities	$26,112	$16,257
Prepaid expenses	12,891	6,638
Due from related parties	9,835	9,074
Advances to suppliers	1,134	1,868
Interest receivable	143	760
Other	3,232	970
	$53,347	$35,567

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

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2021, 2020, and 2019:

For the year ended March 31, 2021
	Beginning balance	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(104,552)	$(1,173,810)	$1,159,272	$(119,090)
Rebates and Other	(70,630)	(180,079)	174,140	(76,569)
Total	$(175,182)	$(1,353,889)	$1,333,412	$(195,659)

Current Liabilities
Returns	$(61,406)	$(37,011)	$46,181	$(52,236)
Other (2)	(41,562)	(26,036)	49,038	(18,560)
Total	$(102,968)	$(63,047)	$95,219	$(70,796)

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

For the year ended March 31, 2020
	Beginning balance	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(109,763)	$(1,104,946)	$1,110,157	$(104,552)
Rebates and Other	(113,657)	(305,098)	348,125	(70,630)
Total	$(223,420)	$(1,410,044)	$1,458,282	$(175,182)

Current Liabilities
Returns	$(63,818)	$(37,258)	$39,670	$(61,406)
Other (2)	(33,497)	(77,537)	69,472	(41,562)
Total	$(97,315)	$(114,795)	$109,142	$(102,968)

For the year ended March 31, 2019
	Beginning balance	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(116,632)	$(1,086,800)	$1,093,669	$(109,763)
Rebates and Other	(133,221)	(377,568)	397,132	(113,657)
Total	$(249,853)	$(1,464,368)	$1,490,801	$(223,420)

Current Liabilities
Returns	$(70,865)	$(38,247)	$45,294	$(63,818)
Other (2)	(40,968)	(64,405)	71,876	(33,497)
Total	$(111,833)	$(102,652)	$117,170	$(97,315)

(1)	Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)	Includes Medicaid, indirect rebates, and amounts due to customers.

NOTE 6: — INVENTORIES

	March 31,
	2021	2020
Finished goods	$85,956	$63,686
Raw and packaging materials	60,299	49,970
Work in progress	28,185	34,084
Other	5,852	5,333
	$180,292	$153,073

As of March 31, 2021 and 2020, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $32,423 and $28,902, respectively.

As of March 31, 2021 and 2020, there were no pledges of inventory.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets grouped by major classifications are as follows:

	March 31,
	2021	2020
Cost:
Land	$7,628	$7,628
Buildings	190,617	187,570
Leasehold improvements	3,552	3,383
Machinery and equipment	219,210	212,480
Computer software and equipment	46,087	39,156
Motor vehicles	80	80
Furniture, fixtures and office equipment	15,542	15,047
	482,716	465,344
Accumulated depreciation and impairment charges:
Buildings	$85,139	$78,150
Leasehold improvements	2,084	1,847
Machinery and equipment	153,628	144,437
Computer software and equipment	25,445	20,857
Motor vehicles	80	80
Furniture, fixtures and office equipment	10,832	10,012
	277,208	255,383
Depreciated cost	$205,508	$209,961

b.	Depreciation expenses were $21,849, $19,161, and $17,017 for the years ended March 31, 2021, 2020 and 2019, respectively.
c.

Cost of property, plant and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses) and other internal costs incurred in order to bring the assets to their intended use in the amount of $15,333 as of March 31, 2021 and 2020.  There were no additional capitalized interest and other costs as of March 31, 2021 and 2020.

d.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $17,332 and $13,912 as of March 31, 2021 and 2020, respectively.
e.

Asset disposals were $124 and $279 for the years ended March 31, 2021 and 2020, respectively, mainly relating to the write-off of fully depreciated computer equipment, software and production equipment.

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:

	March 31,
	2021	2020
Cost:
Product and distribution rights	$85,359	$85,174
	85,359	85,174
Accumulated amortization:
Product and distribution rights	78,593	76,762
	78,593	76,762
	$6,766	$8,412

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	Amortization expenses related to product and distribution rights were $1,831, $2,222 and $1,580 for the years ended March 31, 2021, 2020 and 2019, respectively.
c.	As of March 31, 2021, the estimated amortization expense of product and distribution rights for 2022 to 2026 is as follows: 2022—$1,846; 2023—$1,726; 2024—$323; 2025—$328; 2026—$324.
d.	The weighted-average amortization period for product rights is approximately 5 years.
e.	During the years ended March 31, 2021 and 2020, the Company did not record any impairment charge.

NOTE 9: — OTHER ASSETS

	March 31,
	2021	2020
Prepayment of land leased from ILA (1)	$13,020	$13,250
Goodwill (2)	7,191	7,191
Intangible assets and deferred costs, net (3)	6,766	8,412
Right-of-use (ROU) assets (4)	2,729	2,195
Severance pay fund (5)	1,211	1,187
Other	397	126
	$31,314	$32,361

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

(2)	See Note 2.k.
(3)	See Note 8.
(4)

As of April 1, 2019, the Company commenced lease accounting in accordance with ASU 2016-02, “Leases (Topic 842).”  The Company currently has leased offices, warehouse space and equipment under operating leases for periods through 2026.  See Note 13.

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

Taro U.S.A. maintains defined contribution retirement savings plans covering substantially all of their employees.  Taro Canada maintains a Registered Retirement Savings Plan (“RRSP”).  Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits.  The Company’s matching contribution to the plans was $1,369, $1,133 and $1,254 for the years ended March 31, 2021, 2020 and 2019, respectively.

	Years ended March 31,
	2021	2020	2019
Pension, retirement savings and severance expenses	$8,064	$6,654	$5,924

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the New Israeli Shekel (“NIS”) and the CAD against the USD and the exchange rates between the USD and each of the NIS and the CAD at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against USD		USD
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2021	0.20%	2.20%	(6.72%)	(10.64%)	3.33	1.26
3/31/2020	0.00%	0.89%	(1.65%)	6.02%	3.57	1.41

(1)	Per Bank of Israel.
(2)	Per J.P. Morgan Chase.

The Company enters into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in USD due to changes in the respective exchange rates.  At March 31, 2021, the forward contracts to purchase the NIS are for a total amount of $54,500, at a weighted-average forward rate of 3.33 NIS per USD, which are settled in seventeen (17) monthly settlements of $3,750 for ten (10) months, $2,500 for six (6) months, and $2,000 for one (1) month.  The Company recorded a net gain (loss) of $190, $178 and ($2,530) for the years ended March 31, 2021, 2020, and 2019, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $10,203, at a weighted-average forward rate of CAD 1.26 per USD, which are settled in seven (7) monthly installments of approximately $2,066 for four (4) months, $821 for two (2) months, and $298 for one (1) month . The Company recorded a net gain (loss) of $267, ($629) and $2,545, for the years ended March 31, 2021, 2020, and 2019, respectively, for the contracts to purchase the CAD.

There is no collateral for these hedges.

At March 31, 2021, the Company had derivative instruments designated as hedging instruments, which have been accounted for in accordance with ASU No. 2017-12, “Derivatives and Hedging (Topic 815).”

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The fair value of the Company’s financial assets measured at fair value on a recurring basis as of March 31, 2021 and 2020 were as follows:

	March 31, 2021		March 31, 2020
	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)	(Level 1)	(Level 2)
Assets
Short-term marketable securities *	$418,480	$—	$595,383	$—
Long-term marketable securities *	543,623	—	448,572	—
Long-term debt instruments *	3,033	—	5,066	—
Long-term equity instruments *	10,553	—	6,001	—
Forward contracts	—	680	—	35
	$975,689	$680	$1,055,022	$35
Liabilities
Forward contracts	$—	$(591)	$—	$(4,667)

*Refer to Note 3 for additional details on marketable securities.

NOTE 12: — OTHER LIABILITIES

a.	Other current liabilities:

	March 31,
	2021	2020
Settlements and loss contingencies (1)	$457,674	$961
Returns reserve	52,236	61,406
Accrued expenses	20,557	15,616
Employees and payroll accruals	20,179	20,195
Accrued income taxes	18,114	22,511
Medicaid and indirect rebates	16,796	37,110
Marketable securities	10,266	9,168
Deferred revenue	7,583	237
Suppliers of property, plant and equipment	2,951	1,418
Royalties	2,911	8,523
Due to customers	1,764	4,452
Lease liability	1,689	1,514
Legal and audit fees	1,197	2,743
Derivative instruments	299	3,811
Other	919	4,208
	$615,135	$193,873
(1)	See Note 13.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.	Other long-term liabilities:

	March 31,
	2021	2020
Deferred credits	$29,227	$1,100
Accrued severance pay	1,315	1,278
Deferred revenue	1,095	1,347
Other	1,571	1,642
	$33,208	$5,367

NOTE 13: — COMMITMENTS AND CONTINGENT LIABILITIES

a.

Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2026. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31, 2021
3/31/2022	$1,279
3/31/2023	792
3/31/2024	494
3/31/2025	315
3/31/2026	136
$3,016

Total rent expenses were $1,951, $1,875 and $2,905 for the years ended March 31, 2021, 2020 and 2019, respectively.

Effective April 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective method.  The adoption of ASU 2016-02 does not have a material impact on our financial position or results of operations.

b.	Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the Authority on proceeds from the sale of products in which the government participates in the research and development by way of grants.  The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.  The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the USD.  Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in USD).  As of March 31, 2021 and 2020, the aggregate contingent liability to the Authority was $13,805 and $12,950, respectively.  In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848).”  The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.  The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.  The guidance will be effective for the Company fiscal year beginning April 1, 2021, including interim periods within that year.  The Company is currently assessing the impact of the adoption on our financial position and results of operations.

Royalty payments to the Authority were $0, $0 and $89 for the years ended March 31, 2021, 2020 and 2019, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

1.Legal actions commenced by the Company:

As part of an on-going audit by the Israel Tax Authority (“ITA”), with respect to the years ending on March 31, 2016 and through the year ending on March 31, 2019, in March 2021, the ITA announced its intention to issue a tax assessment for the fiscal year ending March 31, 2016. The Company reached a settlement with the ITA under which the Company paid a tax assessment of $2.0 million. The settlement finalized all tax disputes between the parties for the fiscal year ending March 31, 2016. The fiscal years ending March 31, 2017, March 31, 2018 and March 31, 2019 remain under tax audit.

2.Generic drug industry pricing investigations and related litigation:

On July 23, 2020, Taro U.S.A. came to a global resolution with the DOJ Antitrust Division and Civil Division in connection with DOJ’s multi-year investigation into the U.S. generic pharmaceutical industry. Under a Deferred Prosecution Agreement (the “Agreement”) reached with the DOJ Antitrust Division, the DOJ filed an information relating to conduct that occurred between 2013 and 2015. If Taro U.S.A. adheres to the terms of the Agreement, including paying a penalty of $205.7 million, the DOJ will dismiss the information after three years. Taro U.S.A. also reached a framework understanding with the DOJ Civil Division, subject to final agreement and agency authorization, in which Taro U.S.A. has agreed to pay $213.3 million to resolve all claims related to federal healthcare programs. Accordingly, an amount of $418.9 million was reserved in the quarter ended June 30, 2020.

The Company, its subsidiaries and, with respect to a complaint brought by U.S. State Attorneys General (“AG”) and a complaint brought by putative classes of indirect reseller plaintiffs (“IRPs”), a former member of Taro U.S.A.’s commercial team have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by and/or on behalf of purchasers and payors of several generic pharmaceutical products in the U.S. and Canada.  The lawsuits allege that the Company, its subsidiaries, and/or, in the AG and IRP complaints, the concerned individual, have conspired with competitors to fix prices, rig bids, or allocate customers with respect to certain products, and also allege an industry-wide conspiracy as to nearly all generic pharmaceutical products.  Each of the cases that were filed in U.S. federal court has been transferred to the United States District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724. The Court had sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims.  Certain cases are proceeding in discovery. In May 2021, the Court designated certain complaints naming Taro U.S.A. as “bellwether” cases to begin the sequencing of proceedings.

Further, the Company has made a provision of $140.0 million for ongoing multi-jurisdiction civil antitrust matters. An amount of $60.0 million was accounted for in the quarter ended June 30, 2020, and an additional provision of $80.0 million was recognized in the quarter ended March 31, 2021; however, the ultimate outcome of these matters cannot be predicted with certainty. These provisions have been disclosed in the consolidated financial statements.

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

On June 22, 2020, a motion seeking documents before filing a shareholder derivative action was filed by a single shareholder against the Company and Taro U.S.A. in the Haifa District Court related to alleged U.S. antitrust violations. On September 22, 2020, a subsequent motion seeking documents was filed by a single shareholder against the Company related to alleged misreporting to U.S. Medicaid and three prior state settlements. Both motions were consolidated on February 16, 2021, and remain pending before the Haifa District Court. The Company has filed a motion to stay proceedings pending resolution of the related U.S. litigation.

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

In June 2020, the Company was named as a defendant in a putative opioids-related class action pending in Israel, in which the claimant alleges that the Company did not provide sufficient disclosure regarding the risks associated with opioid use in violation of the Israeli Consumer Protection Act. The Company filed its defense to the application for class action approval on May 2, 2021.

In June 2020, the Company and Taro U.S.A. were named as defendants in a complaint filed in the Zantac/Ranitidine Multi-District Litigation (“MDL”) consolidated in the U.S. District Court for the Southern District of Florida. The lawsuits name over 100 defendants, including brand manufacturers, generic manufacturers, repackagers, distributors, and retailers, involving allegations of injury caused by nitrosamine impurities. On September 4, 2020 and October 3, 2020, the Court dismissed the Company and Taro U.S.A., respectively, from the master complaints without prejudice, and both entities have now been dismissed from all individual complaints.

In July 2019, the Company received a motion to approve a class action against 30 companies located in Haifa Bay, Israel, including the Company.  The claimant, a civil association in Haifa Bay, claims that the industrial activity of the 30 companies allegedly caused higher percentages of lung cancer among Haifa Bay residents compared to the average in Israel.  At this stage, the claimant seeks to receive district court approval for the motion to approve a class action.  The 30 companies have filed a procedural motion asking the court to determine whether the legal connection between the alleged conduct and the alleged damages should be resolved prior to the court’s ruling on class certification.

d.	Other:

Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states.  For many multiple source drugs with respect to which FDA has rated at least three drugs as therapeutically equivalent, the amount that states may reimburse pharmacies in the aggregate is subject to a Federal upper limit (FUL) ceiling price.  Health care reform legislation enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the FULs so that the FUL is based on no less than 175 % of the weighted-average of the monthly average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically equivalent multiple source drugs.  In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid and Medicare Part B, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state.  The amount of the rebate is calculated for non-innovator multiple source drugs as 13 % of AMP and for innovator drugs as the lower of 23.1 % of AMP or AMP minus the best price of the drug.  Both innovator and non-innovator drugs are also subject to an additional rebate if price increases exceed the rate of inflation.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Collective Bargaining Agreement dated April 6, 2011, as amended and extended by the collective bargaining dated January 5, 2017 and July 2, 2020, among Taro Israel, the Histadrut Trade Union and Taro Israel’s Employees Committee (the “Collective Bargaining Agreement”).  The Collective Bargaining Agreement is valid until December 31, 2023, and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term.  The Collective Bargaining Agreement memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.

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

As of March 31, 2021, 2020 and 2019, no options were outstanding and no further options are available for future grants.

d.	Net (loss) income per share:

	Year ended March 31, 2021			Year ended March 31, 2020			Year ended March 31, 2019
	Net (loss) attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount
Basic and diluted EPS	$(386,653)	38,209,726	$(10.12)	$244,241	38,460,056	$6.35	$281,777	38,990,058	$7.23

e.

As of March 31, 2021, the accumulated other comprehensive (loss) comprised of unrealized (loss) from hedge accounting of ($156,905) and unrealized gain from available for sale securities of $5,284.  As of March 31, 2020, the accumulated other comprehensive (loss) comprised of unrealized loss from hedge accounting of ($160,583), and unrealized loss from available for sale securities of ($2,454).  Unrealized gains (losses) on marketable securities reclassified out of accumulated other comprehensive (loss) to financial income (expense) on the income statement were $2,421, $420, and ($1,003) during the years ended March 31, 2021, 2020, and 2019, respectively.

NOTE 15: — INCOME TAXES

a.	Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to corporate income tax at the rate of 23.0% for the years ended March 31, 2021, 2020 and 2019.

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

Various production and development facilities of the Company have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provided certain benefits, including tax exemptions and reduced tax rates for a defined period. The benefits available to an Approved Enterprise and Benefited Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investments Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise).  If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to pay additional tax to refund the benefits, in an amount linked to the Israeli consumer price index plus interest and potential penalties.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company qualified as a foreign investors’ company, or FIC. FICs are entitled to further reductions in the tax rate normally applicable to Approved or Benefited Enterprises, depending on the level of foreign ownership.  The tax rate ranges between 10% (when foreign ownership is 90% or more) to 25% (when the foreign ownership is below 49%).

In the years ended March 31, 2020 and 2019, the Company had two active plans, one Approved Enterprise under the Alternative Benefits Program (Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements.  Under Plan 5 (benefit period starting 2007), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.  With respect to Plan 5, given the high level of investments in such plan, we met the conditions to qualify as a "High Level Foreign Investment Company" which entitled Plan 5 to an additional 5 years of benefits, subject to receipt of approval from the Israeli Investment Center (“IIC,” now called the "Authority for Investments and Development of the Economy and Industry").  On November 5, 2019, we received the approval from the IIC regarding the 5 year extension of Plan 5, subject to meeting certain pre-agreed additional conditions that will be examine by the IIC at the end of the extension period.  Under Plan 6 (benefit period starting 2010), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

The entitlement to these benefits was conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises.  In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest.  As of March 31, 2021, Management believes that the Company complied with all of the aforementioned requirements.

The “Approved Enterprise” and “Benefited Enterprise” statuses were applicable to our production and development facilities through the year ending on March 31, 2020, as the Company made an irrevocable election to forego previously granted benefits and apply the tax benefits under the 2011 Amendment and/or the 2017 Amendment.

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

For the years ended March 31, 2021 and 2020, income not eligible for Approved/Benefited/Special Preferred Technological Enterprise benefits is taxed at the regular corporate income tax rate.

d.	The New Incentives Regime—Amendment 68 to the Investment Law

Under Amendment 68 to the Investment Law (“Amendment 68”), upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all qualifying industrial income of such company (an “Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved/Benefited Enterprises during the benefits period.  Under the law, when the election is made, the uniform tax rate for 2014 and onwards will be 9% in areas in Israel designated as Development Zone A (decreased to 7.5% as of January 1, 2017) and 16% elsewhere in Israel.  The decrease of the uniform tax rate to 7.5% was effective for the reporting periods starting April 1, 2017.  The profits of these Industrial Companies will be freely distributable as dividends, subject to withholding tax of 20% or lower, under an applicable tax treaty and a certificate from the ITA allowing for such withholding taxes.  Certain “Special Preferred Enterprise” that meet more stringent criteria (significant investment, R&D or employment thresholds), and will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.  In order to be classified as a “Special Preferred Enterprise,” the approval of three governmental authorities in Israel is required.

On August 24, 2020, the Company submitted to the ITA an announcement declaring its irrevocable choice to forego the benefits granted to it prior to the 2011 Amendment, and the application of the tax benefits under the 2011 Amendment and/or the 2017 Amendment, starting with the fiscal year ending March 31, 2020.

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

The new incentives regime will apply to "Preferred Technological Enterprises" that meet the “Preferred Enterprise” requirements and certain additional conditions, including all of the following:

1.

The Enterprise’s R&D expenses in the three years prior to the current tax year must be greater than or equal to 7%, on average, out of the total revenue of the Company owning the Enterprise or exceed NIS 75 million (approximately $23 million) per year; and

2.	The Company which owns the Enterprise must also satisfy one of the following conditions:
•	at least 20% of the workforce (or at least 200 employees) are employees of which their salaries are fully allocated to R&D expenses;
•

a venture capital investment of an amount of NIS 8 million (approximately $2.4 million) was previously made in the company, provided that the company did not change its field of business after the investment; or

•

growth in sales (assuming the Company’s sales in the current tax year and in each of the three preceding years was at least NIS 10 million (approximately $3 million)) or workforce (assuming the Company’s workforce in the current tax year and in each of the three preceding years included at least 50 employees) by an average of 25% in the course of three years preceding the tax year in comparison to the prior tax year.

A "Special Preferred Technological Enterprise" is an enterprise that meets the “Preferred Technological Enterprise” conditions, and in addition is a part of a group of companies that have total annual consolidated revenues of at least NIS 10 billion (approximately $3 billion).

Preferred Technological Enterprises will be subject to a corporate tax rate of 7.5% for operations in Development Zone A or 12% for operations outside of Development Zone A with respect to the portion of their income derived from certain types of proprietary IP as defined within the Investment Law and which were generally developed in Israel, while Special Preferred Technological Enterprises will be subject to 6% with respect to income related to such IP, all subject to the “NEXUS approach”.  The withholding tax on dividends from these enterprises will be 4% for dividends paid to a foreign company and the distributing company is held by foreign companies at a rate of at least 90% and for other dividend distributions, the withholding tax rate shall be 20% or a lower rate under a tax treaty, if applicable, and subject to a certificate from the ITA allowing for such withholding taxes.

We have evaluated the likely effect of the 2017 Amendment, as well as the Company’s compliance with the applicable threshold conditions, and believe that the Company qualifies as a Special Preferred Technological Enterprise starting with the fiscal year beginning on April 1, 2020.

f.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in USD in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income).  Such an election was binding to the Company for three years.  Accordingly, commencing taxable year 2003, results for tax purposes are measured in USD terms.  After the initial three-year term, the Company must make the election on an annual basis.  Through taxable year 2020, the Company has consistently elected, for tax purposes, to measure its earnings in USD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

g.	(Loss) income before income taxes is comprised of the following:

	Year ended March 31,
	2021	2020	2019
Domestic (Israel)	$14,338	$99,182	$184,410
Foreign (North America and the Cayman Islands)	(405,411)	198,853	172,444
(Loss) income before taxes	$(391,073)	$298,035	$356,854

h.	Taxes on income are comprised of the following:

	Year ended March 31,
	2021	2020	2019
Current taxes	$5,234	$55,895	$60,203
Prior years' benefits	(3,462)	(9,995)	(2,980)
Deferred income taxes	7,895	7,585	17,509
	$9,667	$53,485	$74,732

Domestic (Israel)	$7,459	$4,177	$33,183
Foreign (North America)	2,208	49,308	41,549
	$9,667	$53,485	$74,732

Included within current and deferred income tax expense are benefits relating to research and development tax credits in Taro Canada of $649, $664 and $867 for the years ended March 31, 2021, 2020 and 2019, respectively.  Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

On March 27, 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which, among other provisions, allows U.S. corporations to carry existing losses back to the preceding five years.  The Company expects to receive a benefit due to the increased value of its losses when carried back to preceding years in which the U.S. federal corporate income tax rate was 35% versus the current 21%.

i.	Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2021	2020	2019
Statutory tax rate (in Israel)	23.0%	23.0%	23.0%

(Decrease) increase in effective tax rate due to:
Utilization of net operating losses	2.6%	—	(0.4%)
FX on tax payments	0.8%	0.4%	(0.3%)
Write-down and amortization of TNA transferred IP	0.1%	—	—
Taxable capital gain	0.1%	—	—
Non-deductible expenses (unrecognized income)	(0.1%)	—	—
Change in deferred taxes due to change in tax rate	(0.3%)	—	—
Taxes from prior years	(0.5%)	(0.8%)	0.6%
Uncertain tax positions, net	(0.9%)	(0.6%)	3.4%
Change in valuation allowance on deferred tax asset	(1.2%)	—	—
Different tax rates applicable to non-Israeli subsidiaries	(2.5%)	1.3%	0.8%
Non-deductible portion of settlements	(23.6%)	—	—
Net operating loss carryback (1)	—	(1.3%)	—
Tax benefits from reduced tax rates under benefit programs and other	—	(4.1%)	(6.2%)
Effective consolidated tax rate	(2.5%)	17.9%	20.9%

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

j.	Current taxes are calculated at the following combined federal and local rates:

	Year ended March 31,
	2021	2020	2019
On Israeli operations (not including “Approved Enterprise”)	23.0%	23.0%	23.0%
On U.S. operations *	21.0%	21.2%	21.2%
On Canadian operations *	25.0%	25.0%	25.0%

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

	March 31,
	2021	2020
Deferred tax assets:
Operating loss carryforward	$35,404	$548
Capital loss carryforward	17,705	17,749
Deferred revenue	17,169	24,765
Property, plant, and equipment	1,438	1,440
Intangible assets	34,836	36,612
Accrued expenses	60,862	45,756
Bad debt allowance	212	583
Hedge accounting	—	792
Marketable securities	—	262
Other, net	10,077	8,506
Total deferred tax assets	177,704	137,013
Valuation allowance for deferred tax assets	(27,857)	(23,338)
Net deferred tax assets	149,847	113,675
Deferred tax liabilities:
Property, plant, and equipment	(8,991)	(10,178)
Marketable securities	(541)	—
Hedge accounting	(17)	—
Other, net	(198)	(199)
Total deferred tax liabilities	(9,747)	(10,377)
Net deferred tax assets	$140,100	$103,298
Domestic (Israel)	$4,888	$4,224
Foreign (North America)	135,212	99,074
	$140,100	$103,298

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The deferred income taxes are presented on the Consolidated Balance Sheets as follows:

	March 31,
	2021	2020
Among non-current assets	$142,007	$106,693
Among long-term liabilities	(1,907)	(3,395)
	$140,100	$103,298
l.	Carryforward tax losses:
1.	The Company:

As of March 31, 2021, the Company has $76,978 carryforward capital losses.  Please refer to Note 15.p. for additional information relating to Israel’s carryforward capital losses.

2.	Canadian subsidiary:

As of March 31, 2021, this subsidiary has carryforward losses of $136,714.

3.	U.S. subsidiary

As of March 31, 2021, this subsidiary has carryforward losses of $5,833.

m.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividends for the foreseeable future.
n.

At March 31, 2021, deferred income taxes were not provided for on a cumulative total of $1.3 billion of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.

o.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.
p.	Federal tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through March 31, 2016.    The Company is under examination by the Israeli tax authorities for the years ending March 31, 2017 through March 31, 2019. The Company may be subject to examination by the Israeli tax authorities for the years ending March 31, 2020 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination of these years.

Taro U.S.A. completed its tax assessments with the U.S. tax authorities for the years through March 31, 2015.  The period in which Taro U.S.A.’s tax return for the years ending March 31, 2016 and March 31, 2017 may be examined have expired and these years are no longer subject to federal audit.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Taro Canada completed its tax assessments with the Canadian tax authorities for the periods through March 15, 2017.  The Company’s tax provision was materially adequate to satisfy these assessments.  Taro Canada remains subject to examination by the Canadian tax authorities for periods after March 15, 2017, according to the statute of limitations.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

q.	Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income Taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. See Note 2.h.

	Year ended March 31,
	2021	2020	2019
Unrecognized tax exposure at beginning of year	$25,258	$28,188	$16,810
Increases as a result of positions taken in prior period	769	382	1,689
Decreases as a result of positions taken in prior period	(5,025)	(7,913)	(128)
Increases as a result of positions taken in current period	5,919	4,601	9,817
Unrecognized tax exposure at end of year	$26,921	$25,258	$28,188

The total amount of interest and linkage to Consumer Price Index recognized on the Consolidated Statement of Operations for the three years ended March 31, 2021, 2020, and 2019   were $1,236, $1,224, and $323, respectively.  The total amount of interest and linkage to Consumer Price Index recognized on the Consolidated Balance Sheets at March 31, 2021 and 2020 were $3,783 and $2,548, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $26,921 and $25,258 at March 31, 2021 and 2020, respectively.

NOTE 16: — SELECTED STATEMENTS OF INCOME DATA

	Year ended March 31,
	2021	2020	2019
Sales, net	$548,970	$644,769	$669,893

Selling, marketing, general and administrative expenses:
Selling and marketing	$32,861	$31,754	$39,495
Advertising	5,681	4,902	6,527
General and administrative *	52,813	56,757	43,949
Settlements and loss contingencies	558,924	—	(3,678)
	$650,279	$93,413	$86,293
* Including provision for doubtful accounts	$(1,761)	$2,382	$144

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$1,363	$725	$256
Income in respect of deposits	(2,432)	(11,714)	(14,107)
Interest from marketable securities	(19,105)	(22,655)	(19,691)
Foreign currency transaction (loss) gain	365	(14,838)	(25,309)
	$(19,809)	$(48,482)	$(58,851)

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

	Israel	Canada	U.S.A.	Other	Consolidated
Year ended March 31, 2021 and as of
March 31, 2021:
Net sales *	$46,574	$110,167	$383,829	$8,400	$548,970
Long-lived assets **	$122,983	$61,027	$35,455	$—	$219,465
Year ended March 31, 2020 and as of
March 31, 2020:
Net sales *	$42,817	$97,997	$495,673	$8,282	$644,769
Long-lived assets **	$123,679	$63,506	$38,379	$—	$225,564
Year ended March 31, 2019 and as of
March 31, 2019:
Net sales *	$40,050	$83,970	$537,111	$8,762	$669,893
Long-lived assets **	$123,698	$59,108	$39,479	$—	$222,285

*	Based on customer’s location, including sales to unaffiliated customers and Sun.
**	Includes property, plant and equipment, net; goodwill and intangible assets, net.
b.

For the year ended March 31, 2021, the Company had net sales to two different U.S. customers of 12.6% and 10.5% of consolidated net sales.  For the year ended March 31, 2020, the Company had net sales to two different U.S. customers of 13.0% and 11.5% of consolidated net sales.  For the year ended March 31, 2019, the Company had net sales to two different U.S. customers of 12.1% and 11.0% of consolidated net sales.

c.	Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2021, 2020 and 2019, were as follows:

	Year ended March 31,
Category	2021	2020	2019
Dermatological and topical	58%	63%	61%
Neuropsychiatric	16%	17%	18%
Cardiovascular	7%	6%	7%
Anti-inflammatory	3%	3%	3%
Other	16%	11%	11%
Total	100%	100%	100%

NOTE 18: — RELATED PARTY TRANSACTIONS

In addition to Sun controlling 85.2% of the voting power in the Company as of March 31, 2021, the Company has substantial relationships with Sun.  Certain Taro Board members are also members of various Sun entities board of directors, including Taro’s Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s board of directors.  In addition, certain Taro officers and executives are also executives of Sun.

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

Sun and Taro renewed a services arrangement (the “Services Agreement”) effective April 1, 2020, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America.

The companies are required to maintain records (the “Service Reports”) of the costs associated with the provision of the services under the Services Agreement, and allocate such costs between the companies, based upon approved allocation methodologies.  The Services Agreement requires our Audit Committee to review the Service Reports on a semi-annual basis and, the Services Agreement, as a whole, on an annual basis to determine its efficacy and whether it is in the Company’s best interests.

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

NOTE 19: — SUBSEQUENT EVENTS

Subsequent to March 31, 2021, the Company received final approval from the FDA for one additional ANDA:
Tavaborole Topical Solution, 5% in May 2021.  The Company currently has a total of twenty ANDAs awaiting FDA approval, including five tentative approvals.

Subsequent to March 31, 2021, through May 31, 2021, under the $300 million authorization, the Company has repurchased 175,975 ordinary shares at an average price of $73.71, leaving $236.5 million remaining under the current board authorization.  Sun’s beneficial ownership increased to 78.1% of the Company’s ordinary shares and 85.4% of the voting power in the Company.

Subsequent to March 31, 2021, the Company and TDC each transferred its ownership of the shares of Taro U.S.A. to Taro Canada. Taro U.S.A. is now 100% owned by Taro Canada, which remains 100% owned by the Company.

End of consolidated financial statements.

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.

S-1