Form 20-F
period 2022-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2022-07-25
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report___________

Commission file number 001-35463

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive offices)

William Coote

Chief Financial Officer

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

3 Skyline Drive

Hawthorne, NY 10532

Tel: 914-345-9000

Fax: 914-345-6169

Email: William.Coote@Taro.com

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

37,584,631 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share outstanding as of March 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

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

We, among other business activities, develop, manufacture and market prescription (“Rx”) and over-the-counter (“OTC”) pharmaceutical products primarily in the United States (the “U.S.”), Canada and Israel. We also develop and manufacture active pharmaceutical ingredients (“APIs”) primarily for use in our finished dosage form products. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the U.S. Our ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “TARO,” since March 22, 2012.

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2022 (the “2022 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2022 Annual Report is being filed in respect of the fiscal year ended March 31, 2022, and contains the audited consolidated financial statements for the year then ended.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2022 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 (“Exchange Act”). Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3D – Risk Factors” and elsewhere in this 2022 Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “may,” “hope” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2022 Annual Report are reported in the U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). Totals presented in this 2022 Annual Report may not total correctly due to rounding of numbers.

All references in this 2022 Annual Report to “dollars,” “USD” or “$” are to U.S. dollars, all references to “NIS” are to New Israeli Shekel, and all references to “CAD” are to Canadian dollars. The published (1) representative exchange rate between the NIS and the dollar for March 31, 2022 was NIS 3.18 per $1.00. The published (2) representative exchange rate between the CAD and the dollar for March 31, 2022 was CAD 1.25 per $1.00. No representation is made that the NIS amounts or CAD amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)
As published by The Bank of Israel.
(2)
As published by J.P. Morgan Chase.

i

ii

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. RESERVED

Dividends

We had never paid cash dividends until the fiscal year ended March 31, 2019. On November 5, 2018, our board of directors (the “Board of Directors” or the “Board”) declared a $500 million special cash dividend on Taro’s ordinary shares. The special dividend of $12.86 per share was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018. Our dividend policy is set forth below in “Item 8.A. – Consolidated Statements and Other Financial Information.”

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

The pharmaceutical industry in which we operate is intensely competitive. The competition that we encounter has an effect on our product prices, market share, revenue and profitability. Depending upon how we respond to this competition, it may have a material adverse effect on us. We compete with:

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

We make a significant portion of our sales to a relatively small number of wholesalers, retail drug chains, food chains, and mass merchandisers. If demand decreases significantly, our profitability could be negatively impacted. Also, these customers constitute an essential part of the distribution chain for generic pharmaceutical products and continue to undergo significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing product pricing pressures facing us. In addition, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enables those groups to negotiate price discounts on our products.

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

To the extent that we succeed in being the first to market generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), our sales, profits and profitability may be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of an equivalent product. However, after the end of the 180-day exclusivity period, these sales, along with the profits therefrom, may diminish precipitously.

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

We are subject to extensive regulation by the U.S., Canada, Israel and other jurisdictions. These jurisdictions regulate, among other things, the approval, testing, manufacture, labeling, marketing, sale, import and export of pharmaceutical products. For example, approval by the FDA is generally required before any new drug or the generic equivalent to any previously approved drug may be marketed in the U.S. In order to receive approval from the FDA for each new drug product we wish to market, we must demonstrate, through rigorous pre-clinical and clinical trials, that the new drug product is safe and effective for its intended use and that our manufacturing process for that product candidate complies with current Good Manufacturing Practices (“cGMP”). We cannot provide an assurance that the FDA will, in a timely manner, or ever, approve our applications for new drug products. The FDA may require substantial additional clinical testing or find that our drug product does not satisfy the standards for approval. In addition, in order to obtain approval for our product candidates that are generic versions of brand-name drugs, we must demonstrate to the FDA that each generic product candidate is bioequivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator, or brand-name reference drug. In addition to bioequivalence testing, the generic product must also have the same dosage form, strength, route of administration and intended use as the innovator drug product. If the FDA determines that an ANDA for a generic drug product is not adequate to support approval, it could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product.

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our products are limited by statutes and regulations and, with respect to our generic drugs, by the claims approved by the FDA for the brand-name product. In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage conditions, advertising and promotion for the product will be subject to extensive and ongoing regulatory requirements. Further, as a manufacturer of pharmaceutical products distributed in the U.S., we must also continue to comply with cGMP regulations, which include requirements related to production processes, quality control and quality assurance and recordkeeping. Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions. The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, warning or untitled letters, consent decrees or civil or criminal penalties. Taro shares common ownership with Ranbaxy Inc. (“Ranbaxy”) through acquisitions made by Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and together with its affiliates, “Sun”). In 2012, Ranbaxy entered into a Consent Decree of Permanent Injunction with the FDA which decree gives the FDA authority to impose its terms and obligations on any “subsidiary” or “affiliate” of Ranbaxy. Also, if such deviations occurred, it is unclear if the FDA could extend the existing Consent Decree of Permanent Injunction, applicable to Ranbaxy to a facility owned or operated by Taro in light of the companies' common ownership by Sun. Further, discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, including withdrawal of the product from the market.

In addition, because we market drugs that are classified as controlled substances in the U.S., Israel and Canada, we must meet the requirements of the federal Controlled Substances Act (“CSA”) in the U.S., state laws and equivalent laws in Israel and Canada, as well as the regulations promulgated thereunder in each country and/or state. These regulations include stringent requirements for handling and receipt of controlled substances including import, export, manufacture, storage, distribution and dispensing. These requirements include registration/licensing, manufacturing controls (e.g., quotas), import permits/declarations, inventory, recordkeeping, monitoring, reporting, disposal and security to prevent diversion of, or unauthorized access to, the controlled substances at each stage of the production and distribution process. The U.S. Drug Enforcement Administration (“DEA”), state agencies and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the CSA, state laws and their equivalents in Israel and Canada. Any failure to comply with these laws and regulations could lead to a variety of sanctions, including restrictions, revocation, or a denial of renewal, of our DEA registration or state license (or Israeli or Canadian equivalent), injunctions, and civil or criminal penalties.

Furthermore, all of the products that we manufacture, and most of the products we distribute, are manufactured outside the U.S. and must be imported into the U.S. Importation of drugs, including controlled substances, is subject to additional restrictions and review by the FDA and the DEA. The FDA and the DEA, in conjunction with the U.S. Customs and Border Protection, have the authority and discretion to scrutinize and potentially prohibit the importation of foreign goods into the U.S. that extend beyond authority related to distribution of products manufactured and distributed in the U.S.

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

In March 2010, the U.S. government enacted the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010 (collectively, “PPACA”), which represented the most comprehensive overhaul of both the public and private healthcare systems ever enacted in the U.S. The PPACA substantially expanded the number of insured individuals in the U.S. through a combination of expanded Medicaid eligibility, establishment of an insurance exchange through which individuals and groups without coverage may purchase commercial health insurance, prohibiting coverage exclusions for pre-existing conditions and other measures. PPACA also imposed on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements.

We face uncertainties due to litigation brought against the federal government by a number of state attorneys general in 2018, who seek a ruling that the PPACA is unconstitutional. In November 2020, the Supreme Court heard an appeal of a lower court ruling brought by other attorneys general and the U.S. House of Representatives. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the PPACA remains in effect in its current form. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is uncertain how any such challenges and the healthcare measures of the Biden administration will impact the PPACA and our business.

Reimbursement policies of third parties, cost containment measures and healthcare reform as well as governmental regulation of prices could adversely affect the demand for our products and limit our ability to sell our products.

Our ability to market our products depends, in part, on prices and reimbursement levels for them and related treatment established by federal and state government healthcare programs, private health insurers and other third-party payor organizations, including health maintenance organizations and managed care organizations. Reimbursement may not be available for some of our products and, even if granted, may not be maintained. Limits placed on our prices or reimbursement could make it more difficult for people to buy our products and reduce, or possibly eliminate, the demand for our products. In the event that any federal, state or other governmental authority enacts any additional legislation or adopts any additional regulations or policies that affect third-party coverage, price levels or reimbursement, demand for our products may be reduced with a consequent adverse effect, which may be material, on our sales and profitability.

In addition, the purchase of our products could be significantly influenced by the following factors, among others:

•
trends in managed healthcare in the U.S.;
•
developments in health maintenance organizations, managed care organizations and similar enterprises;
•
judicial invalidation of major federal health care legislation;
•
legislative proposals to reform healthcare, drug prices and government insurance programs; and
•
price regulation and controls and reimbursement policies.

The PPACA is a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the establishment of an exchange to facilitate the purchase of health insurance, premium and cost-sharing subsidies for certain low-income individuals and expansion of the Medicaid program. Among other things, the PPACA contained provisions that changed payment levels for pharmaceuticals under Medicaid and increased pharmaceutical rebates under the Medicaid Drug Rebate Program. Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FULs”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (i.e., drugs for which there are at least two therapeutically equivalent versions on the market). The FULs are calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market when there are at least three therapeutically equivalent versions. In addition, the law changed the preexisting definition of AMP so that it is based only on direct sales to retail community pharmacies and sales to wholesalers for drugs distributed to retail community pharmacies. The Centers for Medicare & Medicaid Services (“CMS”) issued final regulations regarding the FUL and the calculation of AMP and rebates under the Medicaid Drug Rebate Program. These regulations were effective as of April 1, 2016. Even though the weighted-average does not disclose our AMP, the release of such FULs to the public and our customers may affect our pricing.

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

Effective January 1, 2010, the PPACA also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a new drug application (“NDA”), including authorized generics. The PPACA also increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA. Further, the volume of rebated drugs was expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, an alternative, higher rebate may be imposed on drugs that are line extensions of previously approved oral dosage form drugs. CMS’s final regulations also expanded the Medicaid Drug Rebate Program such that manufacturers will be required to pay rebates to the U.S. Territories (Puerto Rico, the U.S. Virgin Islands, Guam, the Northern Mariana Islands and American Samoa), effective January 1, 2023. These measures have increased or will increase our cost of selling to the Medicaid market.

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

Due to increasing numbers of securities claims over the last several years and related payouts under insurance policies, in addition to increased settlement values in “event-driven” litigation and a growing number of plaintiff shareholder law firms eager to bring claims, premiums and deductibles for insurance, including director and officers liability ("D&O") insurance, have been increasing and some insurers are reducing the number of companies they insure, causing the supply of insurance to lag behind demand. This could increase our premiums, reduce the scope and capacity of our coverage, and adversely affect our ability to maintain and renew our existing insurance policies on favorable terms or at all. While we continue to maintain insurance coverage intended to address certain risks, such coverage may be insufficient to cover claims and losses we may face.

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

Our success depends, in part, on the quality, efficacy and safety of our products.

Our success depends, in part, on the quality, efficacy and safety of our products. Product recalls or product field alerts may be issued at our discretion or as recommended or required by the FDA, other governmental agencies or other companies having regulatory authority over pharmaceutical product sales. From time to time, we may recall products for various reasons, including failure of our products to maintain their stability through their expiration dates. Any recall or product field alert has the potential of damaging the reputation of the product or our reputation. Any significant recalls could materially affect our sales. In these cases, our business, financial condition, results of operations and cash flows could be materially adversely affected. If our products are found to be defective or unsafe, our product claims are found to be deceptive, or our products otherwise fail to meet our consumers' expectations, our relationships with customers or consumers could suffer, the appeal of our brands could be diminished, and we could lose sales and become subject to liability or claims, any of which could result in a material adverse effect on our business.

Our reputation among consumers and our customers in the pharmacy trade may be negatively impacted by incidents of counterfeiting of our products.

Counterfeit versions of some of our products may be sold by third parties, which may pose safety risks, may fail to meet consumers’ expectations, and may have a negative impact on our business. The counterfeiting of pharmaceutical products is a widely reported problem for pharmaceutical manufacturers, distributors, retailers and consumers in the U.S., which is our largest market. Such counterfeiting may take the form of illicit producers manufacturing cheaper and less effective counterfeit versions of our products, or producing imitation products containing no active ingredients, and then packaging such counterfeit products in a manner, which makes them look like our products. If incidents occurred in which such products prove to be ineffective, or even harmful, to the individuals who used them, consumers and our customers might not buy our products out of fear that they might be ineffective or dangerous counterfeits. In addition, sales of counterfeit products could reduce sales of our legitimate products, which could have a material negative impact on our sales and net income.

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

Climate change, and laws, regulations and policies regarding climate change, could also pose additional legal or regulatory requirements related to greenhouse gas emissions reporting, carbon pricing, and mandatory reduction targets. These more stringent requirements could increase our costs of sourcing, production, and transportation, as well as have negative reputational impacts if we fail to meet such requirements. Failure to respond to risks regarding climate change may have a material adverse effect on our business, financial condition, results of operations and reputation.

Our business could be negatively impacted by social impact and sustainability matters.

There is an increased focus from certain investors, customers, consumers, and other stakeholders concerning social impact and sustainability matters. From time to time, we announce certain initiatives, including goals and commitments, regarding our focus areas, which include environmental matters, packaging, responsible sourcing, social investments and inclusion and diversity. We could fail, or be perceived to fail, in our achievement of such initiatives, or in accurately reporting our progress on such initiatives. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels or acquisitions). Moreover, the standards by which sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions that could change over time. Social impact and sustainability matters could have a material adverse effect on our business.

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

If third-party manufacturers and logistic service providers upon whom we rely fail to meet our requirements, we may face delays in the manufacturing or delivery of certain products or be unable to meet demand for them.

We use third-party manufacturers and logistic service providers to manufacture and deliver some of our products. If our relationship with any of these third-party manufacturers or service providers is terminated or impaired, the manufacturing or delivery of our products to customers may be delayed, which could harm our business and financial results. Further, although we have customary contract manufacturing agreements and service agreements with those third-party manufacturers and service providers, we cannot guarantee that any third-party manufacturer or service provider will allocate sufficient capacity to us in order to meet our requirements or that alternative manufacturing or distribution capacity will be available when required on terms that are acceptable to us, or at all.

In addition, quality control problems, such as the use of materials or subcontractors that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. Quality control problems could result in regulatory action, such as revocation or suspension of regulatory approvals, restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales, and creating inventory write-downs for unusable products.

Further, our third-party manufacturers and service providers may:

•
have economic or business interests or goals that are inconsistent with ours;
•
take actions contrary to our instructions, requests, policies or objectives;
•
be unable or unwilling to fulfill their obligations under relevant agreements, purchase orders or statements of work, including obligations to meet our production deadlines, quality standards, pricing guidelines, product specifications, standard operation procedures, and to comply with applicable regulations, including those regarding the safety and quality of products;
•
have financial difficulties;
•
encounter raw material or labor shortages or increases in raw material or labor costs which may affect our procurement costs or service fees;
•
engage in activities or employ practices that may harm our reputation; and
•
work with, be acquired by, or come under control of, our competitors.

Governmental investigations and litigation relating to sales and marketing practices may result in material penalties and/or settlement amounts.

We are a party to numerous claims and several investigations brought under federal and state antitrust laws by various plaintiffs, including state governments, and federal and state governmental agencies, alleging that we, together with other pharmaceutical manufacturers and in some cases the entire industry, engaged in conspiracies to fix drug prices and/or allocate customers and market share of generic pharmaceutical products in the U.S. Responding to such investigations and claims and litigating these cases is costly. Our defense and the proceedings themselves are unpredictable and may develop over lengthy periods of time. If we were to enter into settlements to bring the investigations to closure or to resolve the litigation, those settlements could require us to pay a material sum. See Note 13 to our consolidated financial statements for additional information. We operate around the world in complex legal and regulatory environments. Following calls in recent years from policy makers and other stakeholders in many countries for governmental intervention against high prices of certain pharmaceutical products, we are currently and/or may be subject to governmental investigations, claims or other legal action or regulatory action regarding our products. It is not possible to predict the ultimate outcome of any such investigations or claims or what other investigations or litigation or regulatory responses may result from such assertions.

Risks Relating to Our Company and Our Operations

Sun Pharmaceutical Industries Ltd. and its affiliates control 85.7% of the voting power in our Company.

Our Chairman, Mr. Dilip Shanghvi, and members of his immediate family (one of whom is a member of our Board of Directors) control, through their beneficial ownership of 78.5% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharma, 85.7% of the voting power in our Company as of March 31, 2022. Mr. Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.5% of Sun Pharma as of March 31, 2022. Sun is able to control the outcome of shareholder votes of the Company requiring a majority of the votes.

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

Sales to third parties, including government institutions, hospitals, hospital buying groups, pharmacy buying groups, pharmacy chains and others generally are made through wholesalers. We sell our products to wholesalers, and the wholesalers resell the products to third parties at times and in quantities ordered by the third parties. Typically, we have a contract price with a third party to which a wholesaler resells our products that may be equal to or less than the price at which we sold the products to the wholesaler. In such a case, following the purchase of the product by a third-party purchaser from the wholesaler, the wholesaler charges us back for any shortfall. At the time of any individual sale by us to a wholesaler, we do not know under which contracts the wholesaler will resell products to third parties. Therefore, we estimate the amount of chargebacks and other credits that may be associated with these sales and we reduce our revenue accordingly. One factor in calculating these estimates is information on customer inventory levels provided to us by our customers. We obtain official reports of the amount of our products held in inventory by our wholesaler customers. If this information is inaccurate or not forthcoming, this may result in erroneously estimated reserves for chargebacks, returns or other deductions. In addition, from time to time, the amount of such chargebacks and other credits reported by a wholesaler may be different from our estimates. Discrepancies of this nature may result in a reduction in the value of our accounts receivable and a related charge to net income. The reconciliation of our accounts with wholesalers may, from time to time, delay, or otherwise impact the collection of our accounts receivable or result in a decrease in their value and in a related charge to our net income.

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
•
quality control problems may adversely impact our reputation for high-quality production;
•
other companies may launch their version of generic products, either prior to or following the launch of our newly approved generic version of the same product;
•
brand-name companies may launch their products, either themselves or through third parties, in the form of authorized generic products which can reduce sales, prices and profitability of our newly approved generic products;

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

We invest increasingly greater resources to develop our innovative pipeline, both through our own efforts and through collaborations with third parties, which results in higher risks.

The time from discovery to a possible commercial launch of an innovative product is substantial and involves multiple stages during which the product may be abandoned as a result of serious developmental problems, the inability to achieve our clinical goals, the inability to obtain necessary regulatory approvals in a timely manner, if at all, or the inability to produce and market such innovative products successfully and profitably. In addition, we face the risk that some of the third parties we collaborate with may fail to perform their obligations. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profit.

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

We intend to outsource certain finance and accounting functions to a third party, which may subject us to risks, including potential disruptions of our business, financial reporting process and increased costs.

We intend to outsource certain finance and accounting functions, such as account payables and recording of transactional data, to a third party. Failure of such third party to provide timely and adequate services or our inability to arrange for alternative providers on favorable terms in a timely manner could disrupt our business, adversely impact the quality or timeliness of our financial reporting process, increase our costs or otherwise adversely affect our business and financial results. These adverse effect may include, but are not limited to:

•
changes in the public’s perception of our reputation;
•
possible data losses or information security lapses that result in unauthorized use or disclosure of confidential information; and
•
non-compliance with our policies and procedures or with laws and regulations, including laws and regulations governing the use and safeguarding of information.

We are increasingly dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

We are increasingly dependent on sophisticated information technology systems and infrastructure to operate our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information, trade secrets, intellectual property, proprietary business information, customer credit card information, and employee personal information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have contracted with third-party vendors to enhance our operations and, as part of our service arrangements with Sun as described in greater detail under Item 7B – “Related Party Transactions—Related Party Transactions—Arrangements with Sun,” we also have outsourced elements of our operations to Sun, including significant elements of our information technology infrastructure. The size and complexity of our information technology systems, and those with whom we contract, make such systems potentially vulnerable to service interruptions, security breaches from inadvertent or intentional actions by employees, partners or vendors, or from attacks by malicious third parties. Any significant disruptions to our information technology systems, including breaches of information security or cybersecurity, or failure to integrate new and existing information technology systems could adversely affect our business, financial condition or results of operations. While we exercise care in selecting vendors that maintain adequate information security controls and monitor our relationships with our vendors, we and our vendors or Sun, could be susceptible to third-party attacks on our information security systems, which attacks are of ever increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including state and quasi-state actors, criminal groups, “hackers” and others. Certain aspects of the security of such technologies are unpredictable or beyond our control, and the failure by mobile technology, third party and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations, including our ability to timely ship and track product orders and project inventory requirements, and lead to interruptions or delays in our supply chain. Additionally, these types of problems could result in an actual or perceived breach of confidential information (including personal information), which could result in damage to our reputation, litigation, complaints, negative publicity, breach notification obligations, regulatory or administrative sanctions, inquiries, orders or investigations, indemnity obligations, or penalties for violations of applicable laws or regulations. The increased use of smartphones, tablets and other mobile devices may also heighten these and other operational risks. Sustained or repeated system disruptions that interrupt our ability to process orders and deliver products to the stores, impact our customers' ability to access our websites in a timely manner, or expose confidential information (including personal information) could have a material adverse effect on our results of operations, financial condition and cash flows. We may also incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud, and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments, and any such losses may be significant. Although the aggregate impact on our operations and financial condition has not been material to date, we have been the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. In addition, although we have cybersecurity insurance, such insurance may not adequately cover the losses and damages that we may sustain as a result of a cyber-attack. We may also not be able to obtain adequate insurance coverage in the future at acceptable costs. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business.

Maintaining the secrecy of our confidential information, trade secrets, intellectual property, proprietary business information, and employee personal information is important to our competitive business position. However, such information can be difficult to protect. While we have taken steps to protect such information and invested heavily in information technology, data security and preventing data leakages, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of data that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. In addition, there is a risk that encryption and other protective measures, despite their sophistication, may be defeated, particularly to the extent that new computing technologies vastly increase the speed and computing power available. A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of our data, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our data to gain an advantage, and/or adversely affect our business position. Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. Any such breach or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of our data could also result in a violation of applicable privacy and other laws in the U.S. and abroad, litigation exposure, regulatory fines, penalties or intervention, reimbursement or other compensatory costs, additional compliance costs and our internal controls or disclosure controls being rendered ineffective. Further, any such interruption, security breach, loss or disclosure of confidential information, could result in financial, legal, business and reputational harm to us and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process data on our behalf. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture.

Social media presents potential internal and external risks for our company.

The internal unauthorized, inappropriate or illicit use of social media could cause reputational harm to our business and/or create adverse consequences, including the inadvertent release of non-public information or personally identifiable information. Externally, our brand and reputation could suffer harm in the event of negative comments or altered information being disseminated through social media. If we were to suffer reputational or brand harm or adverse consequences through social media, it may have a material adverse effect on our business, financial condition and results of operations. Customer complaints or negative publicity about our website, products, merchandise quality, product delivery times, customer data handling and security practices or customer support, could have a material adverse effect, especially on our direct-to-customer skincare business.

A public health crisis, such as the COVID-19 pandemic, any widespread outbreak of an illness or communicable disease, or any other pandemic could have a material adverse effect on our business, results of operations, cash flows and financial position.

COVID-19, a disease caused by a strain of coronavirus, was first reported in December 2019 and later declared a pandemic by the World Health Organization in March 2020, spreading globally. It has affected Israel and Canada, where most of our manufacturing takes place, and has spread throughout each state in the U.S., our largest market. The COVID-19 pandemic has disrupted global supply chains, created significant volatility in global financial markets and negatively impacted the global economy. Additionally, it has impacted our business and may materially affect our operations, including manufacturing, supply chain, pre-commercial launch and clinical trial activities should the pandemic persist. Countries, states and local governments instituting measures to reduce the spread of COVID-19 have impacted our operations with significant disruptions, uncertainty and economic volatility, higher costs, and capital expenditures, such measures include quarantines, government restrictions on movement, business closures and suspensions, canceled events and activities, self-isolation, and other voluntary and/or mandated changes in behavior. Our offices are or have been operating under work from home protocols, and our manufacturing and distribution facilities have instituted policies and procedures to protect our employees and operations, including social distancing, the supply and use of personal protective equipment, split shifts and health assessments. We had and, in some instances, continue to have to suspend in-person activities of our field employees because of restrictions on meetings instituted by our customers. These protocols, policies, procedures, and suspension of activities have affected our business operations. In the event of illnesses at or closure of one of our facilities, it is possible that such illness or closure could affect our production, shipping, and supply of products to our customers, which would cause us to incur higher costs and have a negative impact on our financial results.

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

Additionally, on September 9, 2021, President Biden issued an executive order requiring all employers with the U.S. government contracts to require that their U.S.-based employees, contractors, and certain subcontractors that work on or in support of the U.S. government contracts are fully vaccinated against COVID-19, except for any employees with a medical or religious exemption. There has been several preliminary injunctions blocking enforcement of the executive order in whole or in part and the Safer Federal Workforce Task Force has indicated that the government will take no action to enforce the contract clause enforcing the executive order. However, if such requirements are implemented, it may result in employee attrition. If we were to lose employees, it may be difficult or costly in the current competitive labor market to find and recruit replacement employees, and this could have a material adverse effect on our business, future results of operations and cash flows.

Risks Relating to Our Intellectual Property

We depend on our ability to protect our intellectual property and proprietary rights, but we may not be able to maintain the confidentiality, or assure the protection, of these assets.

Our success depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours. Numerous patents covering our technologies have been issued to us, and we have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the U.S. Some patent applications in the U.S. are maintained in secrecy until the patent is issued. Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of our discoveries. Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products. Patents that are issued may be challenged, invalidated or circumvented by our competitors. Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products. Where trade secrets are our sole protection, we may not be able to prevent third parties from marketing generic equivalents to our products, reducing prices in the marketplace and reducing our profitability.

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

From time to time, we seek to market patented products before the related patents expire. In order to do so in the U.S., we must challenge the patent under the procedures set forth in the Hatch-Waxman Act. In the U.S., in order to obtain a final approval for a generic product prior to expiration of certain of the innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Act, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) for the marketed product are invalid, unenforceable or not infringed by our product. To the extent that we engage in patent challenge procedures, we are involved and expect to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent. In addition, when seeking regulatory approval for some of our products, we are required to certify to the FDA and its equivalents in foreign countries, that such products do not infringe upon third-party patent rights, or that those patents are invalid or unenforceable. Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us. Any lawsuit in the U.S. would delay regulatory approval by the FDA until the earlier of the resolution of such claim or 30 months from the patent holder’s receipt of notice of certification.

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

Our launch of a product prior to a final court decision, settlement with the patent owner or the expiration of a patent held by a third party may result in substantial damages to us. Depending upon the circumstances, a court may award the patent holder damages up to three times the patent holder’s loss of profit or other actual damages, and not less than a reasonable royalty. If we are found to infringe a patent held by a third party and become subject to significant damages, these damages could have a material adverse effect on our results of operations and financial condition.

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley. As of March 31, 2022, we did not identify any material weaknesses in internal controls. Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

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
•
regulatory considerations; and
•
the other risk factors listed in this section of this 2022 Annual Report.

No citizen or resident of the U.S. who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we amended our articles of association (“Articles of Association” or “Articles”) in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the U.S. who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage U.S. persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company). As of March 31, 2022, no citizen or resident of the U.S. held an amount of ordinary shares that would represent 10% or more of the voting power of our Company.

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

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, inflation, deflation, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S., Canada or in any of the other markets in which we operate could adversely affect our net sales or otherwise materially adversely affect our operations and operating results. Among other matters, the continued risk of a debt default by one or more European countries, related financial restructuring efforts in Europe, and/or evolving deficit and spending reduction programs instituted by the U.S. and other governments could negatively impact the global economy and/or the pharmaceutical industry. This has led, and/or could lead, to reduced consumer and customer spending and/or reduced or eliminated governmental or third-party payor coverage or reimbursement in the foreseeable future, and this may include spending on healthcare, including but not limited to pharmaceutical products. While generic drugs present an alternative to higher-priced branded products, our sales could be negatively impacted if patients forego obtaining healthcare, patients and customers reduce spending or purchases, and/or if governments and/or third-party payors reduce or eliminate coverage or reimbursement amounts for pharmaceuticals and/or impose price or other controls adversely impacting the price or availability of pharmaceuticals. In addition, reduced consumer and customer spending, and/or reduced government and/or third-party payor coverage or reimbursement, and/or new government controls, may drive us and our competitors to decrease prices and/or may reduce the ability of customers to pay and/or may result in reduced demand for our products. The occurrence of any of these risks could have a material adverse effect on our industry, business, financial position, results of operations and/or cash flow.

Moreover, financial volatility and geopolitical instability outside the U.S. may impact our operations or affect global markets. For example, the outbreak of war between Russia and Ukraine and the resulting sanctions implemented by U.S. and European governments, together with any additional future sanctions, could impact other markets where we do business, including our supply chain, business partners and customers, which could result in lost sales, supply shortages, increase manufacturing costs and lost efficiencies. Further, the conflict may adversely impact macroeconomic conditions and increase volatility in and affect our ability to access capital markets and external financing sources on acceptable terms or at all. Given the international scope of our operations, any of the above-mentioned effects of war between Russia and Ukraine, and others we cannot anticipate, could adversely affect our business, business opportunities, operations, and financial results.

Our business requires us to move goods across international borders. Any events that interfere with, or increase the costs of, the transfer of products across international borders could have a material adverse effect on our business.

We transport most of our products across international borders, primarily those of the U.S., Canada, and Israel. Since September 11, 2001, there has been more intense scrutiny of products that are transported across international borders. As a result, we may face delays, and increases in costs due to such delays, in delivering products to our customers. Any events that interfere with, or increase the costs of, the transfer of products across international borders could have a material adverse effect on our business.

Risks Relating to Key Employees

Our future success is highly dependent on our continued ability to attract and retain key personnel. Any failure to do so could have a material adverse effect on our business, financial position, and results of operations and could cause the market value of our ordinary shares to decline.

The pharmaceutical industry, and our company in particular, is science based. It is therefore imperative that we attract and retain qualified personnel in order to develop new products and compete effectively. If we fail to attract and retain key scientific, technical, or management personnel, our business could be affected adversely. If we are unsuccessful in retaining or replacing key employees, it could have a material adverse effect on our business, financial position, and results of operations and could cause the market value of our ordinary shares to decline.

Our operations could suffer if we are unable to attract and retain key employees in the markets in which we operate where competition for highly skilled technical and other personnel is intense.

Our success depends, in part, upon the continued service and performance of our highly skilled scientific and technical personnel. A significant amount of our research and development and manufacturing activities are conducted at our facilities in Israel, the U.S., and Canada, and we face substantial competition for suitably skilled employees in those markets. While there has been intense competition for qualified human resources in the pharmaceutical and high-tech industries historically, there has been an increase in job openings in both high-tech and pharmaceutical companies and greater intensification of competition between these employers to attract qualified employees. As a result, these industries have experienced significant levels of employee attrition and are currently facing a shortage of skilled human capital, including but not limited to engineering, manufacturing, and research and development personnel. Companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel, or effectively replacing current personnel who may depart with qualified or effective successors. If we cannot attract and retain sufficiently qualified technical employees for our research and development and/or manufacturing activities, we may be unable to successfully develop and commercialize new pharmaceutical products. In addition, as a result of the intense competition for qualified human resources, the high-tech and pharmaceutical markets have also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain, and develop personnel may also result in significant additional expenses, which could adversely affect our profitability.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and a significant component of our manufacturing and research and development facilities are located in Israel. Political, economic, and military conditions in Israel may directly affect our operations, and we could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. Unprecedented (from an Israeli perspective) political instability, under which there was recently a two-year period during which there was no permanent government and no budget adopted, may, if it reoccurs, also adversely impact the Israeli economy and, indirectly, our Israeli operations.

Although Israel has entered into various agreements with Egypt, Jordan, and the Palestinian Authority, as well as, more recently, the United Arab Emirates and other countries in the Middle East, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity. Any armed conflicts, terrorist activities, or political instability in the region could adversely affect our operations. Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the U.S. Department of State has issued, from time to time, an advisory regarding travel to Israel. As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our Company, could result in the FDA withholding approval for new products we intend to produce at those facilities.

If terrorist acts were to result in substantial damage to our facilities, our business activities would be disrupted since, with respect to some of our products, we would need to obtain prior FDA approval for a change in manufacturing site. Our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages sustained by us could have a material adverse effect on our business.

Many male Israeli citizens, including our employees, are subject to compulsory annual reserve military service until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our Israeli employees have been called up in connection with armed conflicts. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees, or a significant number of our other employees due to obligatory military service requirements. Any disruption in our operations could harm our business.

We may be affected by fluctuations in the NIS relative to the USD.

A substantial portion of our expenses in Israel, primarily labor and occupancy expenses, are incurred in NIS. As a result, the cost of our operations in Israel, as measured in USD, is subject to the risk of exchange rate fluctuations between the USD and the NIS. During the years ended March 31, 2022 and March 31, 2021, the value of the NIS increased by 4.5% and 6.72%, respectively, relative to the USD based on the change in the exchange rate from the start to the end of the fiscal year. This trend was furthermore reflected in exchange rate movements throughout the fiscal year, as the value of the NIS appreciated relative to the USD, which had a negative impact on our results of operations by increasing the USD value of our NIS-incurred expenses. If the NIS continues to appreciate relative to the USD, that would further negatively affect our USD-measured results of operations.

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

We have, in the past, received grants and substantial tax benefits under Israeli government programs, including the Approved Enterprise program and programs of the Israeli National Authority for Technological Innovation (the “Authority” or “IIA”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel). In order to be eligible for these programs and benefits, we must meet specified conditions, including making specified investments in fixed assets from our equity and paying royalties with respect to grants received. In addition, some of these programs could restrict our ability to manufacture particular products and transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund payments previously received under these programs or pay increased payments and/or taxes. In the future, the government of Israel may discontinue or curtail these and the tax benefits available under these programs. If the government of Israel ends these programs and tax benefits while we are recipients, our business, financial condition, and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent, or make more difficult a merger or acquisition. This could prevent a change of control and depress the market price of our ordinary shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing, or making more difficult a merger or acquisition. The Israeli Companies Law, 5759 - 1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder, generally require that a merger be approved by a company’s board of directors and by a shareholder vote at a shareholders’ meeting that has been called on at least 35 days’ advance notice by each of the merger parties. Under our Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. Any creditor of a merger party may seek a court order blocking a merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal has been delivered to the Israeli Registrar of Companies and at least 30 days have passed from the time each merging company has received shareholder approval for the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives sufficient responses such that the acquirer will hold at least 95% of the issued share capital upon consummation of the shareholders’ tenders. Completion of the tender offer also requires approval of a majority of shareholders who do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Other potential means of acquiring a public Israeli company such as ours might involve additional obstacles. A significant body of case law has not yet developed with respect to the Israeli Companies Law. Until that happens, uncertainties will exist regarding its interpretation, especially with regard to mergers and acquisitions, which may inhibit such transactions.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do U.S. tax laws. The provisions of Israeli corporate and tax law and the uncertainties surrounding such laws may have the effect of delaying, preventing, or making more difficult a merger or acquisition. This could prevent a change of control of the Company and depress the market price of our ordinary shares, which otherwise might rise as a result of such a change of control. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Generally, with respect to other share swap transactions, the tax deferral is limited in time, and when that time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to effect service of process and enforce judgments against our directors and officers.

We are incorporated in Israel. Several of our executive officers and directors are non-residents of the U.S. and a substantial portion of our assets and the assets of such persons are located outside the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S. against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which such a claim should be brought. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the applicable U.S. law must be proved as a factual matter, which can be a time-consuming and costly process. Also, certain matters of procedure will be governed by Israeli law.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive pharmaceutical industry regulations in countries where we operate. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products.

In Israel, the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that of the U.S. Legal requirements generally prohibit the handling, manufacture, marketing, and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions.

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

A substantial portion of our expenses in Canada, primarily labor, packaging materials, occupancy, selling, marketing, and administrative expenses, are incurred in CAD. As a result, the cost of our operations in Canada, as measured in USD, is subject to the risk of exchange rate fluctuations between the USD and the CAD. During the year-ended March 31, 2022, the value of the CAD increased 0.8% relative to the USD based on the change in the exchange rate from the start to the end of the fiscal year. This trend was furthermore reflected in exchange rates movement throughout the fiscal year, as the value of the CAD appreciated relative to the USD, which had a negative impact on our results of operations by increasing the USD value of our CAD-incurred expenses. If the CAD continues to appreciate relative to the USD, that would further negatively affect our USD-measured results of operations.

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

Our registered office is located at 14 Hakitor Street, Haifa Bay 2624761, Israel. Our telephone number at that address is +972-4-847-5700. Our agent for service of process in the U.S. is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532. Our telephone number at that address is +1-914-345-9000.

The U.S. Securities and Exchange Commission (“SEC”) maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website at https://www.taro.com/. This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this 2022 Annual Report.

Capital Expenditures

During the years ended March 31, 2022, 2021, and 2020, our capital expenditures were $11.8 million, $17.0 million, and $26.6 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities, laboratories, and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•
the acquisition of additional production and packaging equipment;
•
expanding and upgrading our research and development laboratories in Israel and Canada; and
•
the upgrade of our information technology and serialization systems, in addition to general improvements to our facilities.

For a detailed presentation of our property, plant, and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2022 Annual Report. Also see Item 4.D. – “Property, Plant and Equipment.”

B. BUSINESS OVERVIEW

We are a multinational, science-based pharmaceutical company. We develop, manufacture, and market Rx and OTC pharmaceutical products primarily in the U.S., Canada, Israel, and Japan. Our primary focus includes semi-solids formulations, such as creams and ointments and other dosage forms such as liquids, capsules, and tablets, in the dermatological and topical, cardiovascular, neuropsychiatric, and anti-inflammatory therapeutic categories.

We operate principally through Taro Israel and its following subsidiaries (including indirect): Taro Pharmaceuticals Inc. (“Taro Canada”), Taro U.S.A., and those entities relating to the Alchemee business, including Alchemee LLC, The Proactiv Company KK, and The Proactiv Company Corporation (collectively, “Taro Proactiv”). The principal activities and primary product lines of Taro Israel and these subsidiaries may be summarized as follows:

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

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market • Performs regulatory, post marketing and clinical activities	• Dermatology: Rx and OTC semi-solid products (creams, ointments, lotions, foams and gels) and liquid products • Cardiology and Neurology: Rx oral dosage products • Other Rx and OTC products

Taro Proactiv	• Markets and distributes dermatologic products in the U.S., Canada, Japan and other markets	• Dermatology products (creams, ointments, lotions, and solutions) Proactiv solution, Proactiv+, and ProactivMD

As of March 31, 2022, 15 (excluding tentative approvals) of our ANDAs are being reviewed by the FDA. During the fiscal year ended March 31, 2022, we filed 3 ANDAs with the FDA. In addition, there are numerous products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors prior to, simultaneous with or after granting approval to us.

On February 28, 2022, Taro U.S.A. acquired the Alchemee business, formerly The Proactiv Company, from Galderma. The acquisition includes Alchemee’s business and assets worldwide, including the Proactiv® brand. The acquisition expands the Company’s product portfolio in prescription and OTC dermatology products.

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

In recent years, the market for generic pharmaceuticals has grown. We believe that this growth has been driven by the following factors, among others:

•
efforts by governments, employers, third-party payers, and consumers to control healthcare costs;
•
increased acceptance of generic products by physicians, pharmacists, and consumers;
•
the increasing number of pharmaceutical products whose patents have expired and are therefore subject to competition from, and substitution by, generic equivalents; and
•
a higher ANDA approval rate by the FDA.

Products

We currently market more than 200 pharmaceutical products in over 25 countries. The following represents key therapeutic categories and dosage forms.

Therapeutic Categories

The following represents various key therapeutic categories: allergy, analgesic, antibacterial, antibiotic, anticonvulsant, antiemetic, antifungal, anti-inflammatory, anti cancer, antiplatelet agent, antipyretic, cardiovascular, CNS, corticosteroid, cosmetic, cough and cold, dermatology, diuretic, endocrine, gastrointestinal, laxative, narcotics, neuropathic pain, neuropsychiatric, sedative/hypnotic, and topical anti neoplastic.

Dosage Forms

The following represents various dosage forms of products: capsule, cream, drops, emulsion, gel/gel kit, granules, injectable, lotion, oil, ointment, paste (including dental), powder/powder for solution, rectal suppository, shampoo, solution/solution for infusion, spray, suspension, syrup, tablets, toothpaste and mouthwash, topical foam, and topical solution.

Topical corticosteroids are used in the treatment of some dermatologic conditions (including psoriasis, eczema, and various types of skin rashes). Topical antineoplastics are used in the treatment of cancer (including skin cancer). Antifungals are used in the treatment of some infections (including athlete’s foot, ringworm and vaginal yeast infections). Anticonvulsants are used in the treatment of various seizure disorders (including epilepsy). Cardiovascular products are used in the treatment of heart disease. There are several categories of cardiovascular drugs, including anticoagulants, antihypertensive, and antiarrhythmic. Anticoagulants, commonly known as blood thinners, are used in the treatment of heart disease and stroke associated with heart disease.

Some of our products are subject to seasonality, such as allergy drugs; however, in the aggregate our products are not materially subject to seasonality.

For the years ended March 31, 2022, 2021, and 2020, no product comprised 10% of our total consolidated sales.

Sales and Marketing

In the U.S., Israel, and Canada, our sales are primarily generated by our own dedicated sales force. In other countries, we sell through agents and other distributors. Our sales force is supported by our customer service and marketing employees.

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2022		2021		2020
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
United States	$376,677	67%	$383,829	70%	$495,673	77%
Canada	130,066	23%	110,167	20%	97,997	15%
Israel	47,915	9%	46,574	8%	42,817	7%
Other	6,689	1%	8,400	2%	8,282	1%
Total	$561,347	100%	$548,970	100%	$644,769	100%

In the year ended March 31, 2022, revenue in the U.S. accounted for 67% of total consolidated net sales. In addition to marketing Rx drugs, we market our generic OTC products primarily as store brands under its customers’ labels to wholesalers, drug chains, food chains, and mass merchandisers. A significant portion of our revenue is derived from sales to a limited number of customers. If the Company were to experience a significant reduction in or loss of business with one or more of such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition, and results of operations could be materially adversely affected. During the year ended March 31, 2022, we sold to approximately 200 customers in the U.S. The following table represents sales to our largest customers greater than 10% of consolidated net sales:

	Year ended March 31,
Customer	2022	2021	2020
Customer A	10.1%	12.6%	*
Customer B	*	10.5%	13.0%
Customer C	*	*	11.5%

* Less than 10%.

The following table sets forth the percentage of consolidated net sales by each type of customer in the U.S. in the year ended March 31, 2022:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	36%
Mass merchandisers, food and retail chains	15%
Managed care organizations	*
Generic drug distributors	*
Other	*

* Less than 10%.

In the year ended March 31, 2022, sales in Canada accounted for 23% of our total consolidated net sales and Taro Canada sold to approximately 400 customers.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in the year ended March 31, 2022:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	15%
Drug chains, independent pharmacies and others	*

* Less than 10%.

In the year ended March 31, 2022, sales in Israel accounted for less than 10% of our total consolidated net sales. The marketing, sales, and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the U.S., as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups.

All pharmaceutical products sold in Israel are subject to price controls. Permitted price increases and decreases are enacted by the Israeli government as part of a formal review process. There are no restrictions on the import of pharmaceuticals, provided that they comply with registration requirements of the Israeli Ministry of Health.

In Israel, the pharmaceutical market generally is divided into two market segments: (i) the private market, which includes drug store chains, private pharmacies, and wholesalers; and (ii) the institutional market, which includes Kupat Holim Clalit (the largest health maintenance organization in Israel), other health maintenance organizations, the Israel Ministry of Health, the Armed Forces, and sales to the Palestinian authorities through third parties.

The percentage of consolidated net sales in the year ended March 31, 2022 for each type of institutional customers, private customers, and other international customers in Israel and other international markets is less than 5%:

We have expanded the production capacity of our Israeli and Canadian operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated. In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner. As a result, in each of the years ended March 31, 2022, 2021, and 2020, backorders represented less than 5% of our consolidated net sales.

Competition and Pricing

The pharmaceutical industry is intensely competitive. We compete with the original manufacturers of the brand-name equivalents of our generic products, other generic drug manufacturers (including brand-name companies that also manufacture generic drugs or license their products to other generic drug manufacturers) and manufacturers of new drugs that may compete with our generic drugs. Many of our competitors have greater financial, production, and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition than we have. In the recent past, the barriers to entry for new entrants to the generic industry have significantly reduced, thus resulting in a larger competitive field. At the same time, the customer base for the generic manufacturers has seen significant consolidation at the purchasing level, resulting in increased purchasing power for the customer. This dual effect of increased competition and increased purchasing power has resulted in a downward trend for prices for our generic products.

Additionally, brand-name drug companies have historically attempted to prevent generic drug manufacturers from producing certain products and to prevent competing generic drug products from being accepted as equivalent to their brand-name products. We expect such efforts to continue in the future. Also, some brand-name competitors, in an attempt to participate in the generic drug sales of their branded products, have introduced generic equivalents of their own branded products, both prior and subsequent to the expiration of their patents or FDA exclusivity periods for such drugs. These competitors have also introduced authorized generics or generic equivalents of brand-name drug products. Our brand-name drug competitors are increasingly selling their branded products through controlled distribution channels, further limiting our access, and increasing competitive intensity with those generic manufacturers.

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

In the U.S., we compete with branded pharmaceutical manufacturers such as Bristol-Myers Squibb Company, Celgene Corporation, GlaxoSmithKline Inc., Merck & Co., Inc., Novartis AG, Pfizer Inc., Bausch Health Companies Inc. and Galderma Laboratories, LP., as well as with generic companies such as Teva Pharmaceuticals U.S.A., Viatris Inc., Perrigo Company PLC, Glenmark Generics, Inc., USA and Sandoz Pharmaceuticals (the generics subsidiary of Novartis). Many of these companies have more resources, market, and name recognition and better access to customers than we have. Therefore, there can be no assurance that we can compete successfully with them.

A significant portion of our sales are made to a relatively small number of wholesalers, retail drug chains, food chains, and mass merchandisers, which continue to undergo significant consolidation. We face increasing product pricing pressures as a result of this consolidation as well as the emergence of large buying groups who are able to negotiate price discounts on our products.

There can be no guarantee that Taro will not continue to experience challenges during the current year in comparison to prior years, especially for our generic drug division, due to price erosion from our customers increased focus on lower pricing, customer consolidation, and increased competition in specific product segments due to new entrants in our markets. These challenges could have a material impact on our business, cash flows, and results of operations or result in impairment charges, and the market value of our share price may decline.

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

For the manufacture of our finished dosage form pharmaceutical products, we use pharmaceutical chemicals that we either produce ourselves or purchase from chemical manufacturers in the open market globally. Substantially all of such chemicals are obtainable from a number of sources, subject to regulatory approval. However, we purchase certain raw materials from single source suppliers. The decision to purchase APIs is a function of our sales forecast and prevailing prices in the market. When appropriate purchasing opportunities arise, the Company may acquire certain APIs in excess of its ordinary requirements or rate of growth. Obtaining the regulatory approvals required to add alternative suppliers of such raw materials for products sold in the U.S. or Canada may be a lengthy process. We strive to maintain adequate inventories of single-source raw materials in order to ensure that any delays in receiving such regulatory approvals will not have a material adverse effect on our business. However, we may become unable to sell certain products in the U.S., Canada, or Israel pending approval of one or more alternate sources of raw materials.

We synthesize the APIs used in some of our key products, including steroids, anti-fungals, CNS, NSAIDS, anticoagulants, and dermatological preparations. We plan to continue the strategic selection of APIs for synthesis in order to maximize the advantages from this scientific and manufacturing capability.

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

Government Regulation

We are subject to extensive regulations in the U.S., Canada, Israel, and other jurisdictions, and may be subject to future legislative and other regulatory developments concerning our products and the healthcare field generally. Any failure by us to comply with applicable policies and regulations of any of the numerous authorities that regulate our industry could have a material adverse effect on our results of operations.

Prescription Drugs

In the U.S., the Federal Food, Drug, and Cosmetic Act (the “FDC Act”) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (“NDAs”) or ANDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. In Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed. Furthermore, each country requires successful inspections or approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical components, including, but not limited to, raw materials and finished products. As a result, we have had periodic inspections of our facilities and records.

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

In the U.S., Canada, Israel, and other jurisdictions, we, as well as other manufacturers of drugs, are dependent on obtaining timely approvals for products. The approval process in each country has become more rigorous and costly in recent years. There can be no assurance that approvals will be granted in a timely manner or at all. In addition, the procedure for drug product approvals, if such approval is ultimately granted, generally takes longer than one year. The review processes in Canada and Israel are substantively similar to the review process in the U.S.

In the U.S., any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a new drug, which generally requires FDA approval. Approval is obtained, either by the submission of an ANDA or an NDA. If the new drug is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA is required. Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application (“IND”), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA approval to market requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

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

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory, and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

Among the requirements for drug approval by the FDA is that manufacturing procedures and operations conform to cGMP. The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products. During the review of an NDA or ANDA, the FDA will typically inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. If the FDA believes a company is not in compliance with cGMP, certain sanctions may be imposed, including: (i) withholding new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the receipt of necessary licenses to export products; (iii) preventing the importation of certain products into the U.S.; (iv) classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies; and (v) pursuing a consent decree or court action that limits company operations and/or imposes monetary fines.

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

As a condition of ANDA or NDA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”), to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained, or problems are identified following initial marketing.

In addition, because we market drugs that are classified as controlled substances in the U.S., Canada and Israel, we must meet the requirements of the federal CSA and relevant state laws and regulations in the U.S. as well as equivalent laws in Canada and Israel. These regulations include stringent requirements for handing and receipt of controlled substances including import, export, manufacture, storage, distribution and dispensing. These requirements include registration/licensing, manufacturing controls (e.g., quotas), import permits/declarations, inventory, recordkeeping, monitoring, disposal, reporting, and security to ensure accountability and prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production, storage and distribution process. The DEA and state agencies (e.g., relevant state boards of pharmacy) inspect manufacturers, distributors, importers, and exporters that are registered with the DEA and licensed by state agencies to review and ensure compliance with the federal CSA and comparable state laws, and DEA regulations with respect to security, record keeping, inventory and reporting prior to issuing a federal controlled substance registration or state license. The specific security requirements vary by the type of business activity (e.g., manufacturing as opposed to pharmacy dispensing) and the classification or schedule of the controlled substances (e.g., Schedule II narcotics as opposed to Schedule IV benzodiazepines) handled by the registrant. Once registered, manufacturing, distributing, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, storage, import, or export of all controlled substances. Manufacturers are required to obtain quotas for certain Schedule I and II controlled substances. Also, manufacturers and distributors must submit periodic reports to the DEA on the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. All DEA registrants must report any potentially suspicious orders for controlled substances and any thefts or significant losses. DEA registrants must also follow appropriate disposal procedures and in some cases, obtain authorization to destroy or dispose of controlled substances. Most states impose similar licensing, recordkeeping, monitoring, reporting and security requirements. In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV, and V. For all other drugs in Schedule III, IV, and V, importers and exporters must submit an import or export declaration. Failure to maintain the appropriate registrations and licenses, both federal and state, or to obtain sufficient quota or approval for imports and exports could have a material adverse effect on our business. Failure to comply with applicable requirements, particularly resulting in the theft, loss or diversion of controlled substances, can result in significant enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA and/or state authorities may seek civil monetary penalties, refuse to renew necessary registrations or licenses, or initiate proceedings to revoke those registrations/licenses. In certain circumstances, violations could lead to criminal prosecution.

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

Any distribution of prescription drug products in their finished dosage form and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act (“PDMA”), a part of the FDC Act. In addition, Title II of the Federal Drug Quality and Security Act of 2013, known as the Drug Supply Chain Security Act (“DSCSA”), has imposed new “track and trace” requirements on the distribution of prescription drug products by manufacturers, distributors, and other entities in the drug supply chain. These requirements are being phased in over a ten-year period. The DSCSA requires the transmission of transaction information, transaction history and a transaction statement with finished dosage form drug products introduced into interstate commerce in the U.S. In addition, the products may only be sold to entities that are authorized trading partners as defined in the DSCSA. The DSCSA also requires drug manufacturers, distributors and other entities in the supply chain to investigate, quarantine and report drug products that are either suspect or illegitimate, as more fully described in the DSCSA. The DSCSA also requires manufacturers to include product identifiers (i.e., serialization) on prescription drug products and will eventually require the establishment of an electronic interoperable prescription product system to identify and trace certain prescription drugs distributed in the U.S. These requirements will result in increased expenses and may create additional administrative encumbrances. Failing to comply with these requirements could result in enforcement actions by the FDA, including but not limited to the imposition of penalties or fines.

Cosmetics and Over-the-Counter Drugs

Cosmetics and OTC drug products are subject to regulation by the FDA, as well as various other federal, state, local, and foreign regulatory authorities. These laws and regulations principally relate to the ingredients, design, safety, clearance, approval or authorization, manufacture, packaging, recordkeeping, proper labeling, advertising, marketing, shipment, and disposal of such products. In addition, the Federal Trade Commission (“FTC”) is specifically authorized to regulate advertising of OTC products to prevent unfair or deceptive acts or practices in such advertising. Failure to comply with applicable requirements may subject a cosmetic and an OTC drug product and its manufacturer to a variety of administrative sanctions, such as FDA issuance of warning letters or untitled letters, mandatory product recalls, import detentions, civil monetary penalties and judicial sanctions, such as product seizures, injunctions and criminal prosecution.

Under the FDC Act, a “cosmetic” is defined as a product that is applied to the human body and intended to cleanse, beautify, or alter its appearance. The labeling of cosmetic products is subject to the requirements of the FDC Act, the Fair Packaging and Labeling Act, and FDA implementing regulations. The FDC Act prohibits marketing of adulterated cosmetics (e.g., products that contain unsafe ingredients, products with deficiencies in the manufacturing process, or products with labeling that render the product adulterated). It is also unlawful under the FDC Act to market a cosmetic that is misbranded. The FDA relies heavily on voluntary compliance by the cosmetics industry. There is no premarket ingredient or label review requirement and no list of approved ingredients, and there are no regulations governing cGMPs. As such, FDA enforcement activities generally target either unsafe cosmetics or cosmetics that, by virtue of inappropriate claims in the product’s labeling or promotional materials, are subject to the regulatory regime that governs drugs.

Under the FDC Act, a “drug” is defined, in relevant part, as a product intended for use in the treatment or prevention of disease or intended to affect the structure or any function of the body. The FDA may consider labeling claims in determining the intended use of a product. Generally, any “new drug” must undergo FDA review for safety and efficacy to obtain marketing approval before it may be legally marketed. However, if the drug is generally recognized as safe and effective, then it is exempt from regulation as a “new drug” and may be marketed without prior approval.

Most OTC drugs are marketed pursuant to FDA regulations (known as “monographs”) that permit whole classes of drugs to be marketed without premarket approval if certain conditions are met. The FDA’s OTC Drug Monograph Review was a rulemaking process that established conditions under which certain active ingredients, in certain amounts, and with specific labeling, may be marketed as OTC drugs without requiring FDA approval of an NDA. The FDA developed monographs for many categories of drug products, including sunscreen drug products and acne drug products. Monographs do not specify which inactive ingredients may or may not be used. It is the responsibility of the manufacturer, marketer, and distributor to ensure that the finished product, including all inactive ingredients, is safe and effective for its intended use.

Recent legislation included OTC monograph reform provisions addressing the reform of the monograph review process. The reform is designed to move the OTC monograph drug review framework from one of notice and comment rulemaking to an administrative order process exempt from certain requirements of the Administrative Procedures Act. As a result of the OTC monograph reform, several drug products that were previously marketed under the FDA’s compliance policy became unapproved drugs. Whereas monographs establish the FDA’s determination that certain active ingredients are GRASE for specific uses under specific conditions of use—that is, that they are not new drugs—a product that does not meet the requirements of a monograph must meet the statutory and regulatory requirements for all new drugs. Such products may be marketed only if the FDA first reviews and approves an NDA or an ANDA for the product.

The FTC regulates cosmetic and OTC drug advertising and promotional materials under the Federal Trade Commission Act (“FTC Act”), which prohibits unfair or deceptive acts or practices as well as the dissemination of any false advertisement that is likely to induce the purchase of cosmetics or drugs. The FTC requires that all express and implied claims must be substantiated and that advertisers have a reasonable basis for all claims. The FTC has historically applied a standard of competent and reliable scientific evidence for health-related claims and defined the standard generally to require tests, analyses, research or studies that have been conducted and evaluated in an objective manner by qualified persons and are generally accepted in the profession to yield accurate and reliable results. More recently, the FTC has interpreted this standard as requiring, in some instances, randomized, double-blind, placebo-controlled clinical trials. The FTC is authorized to issue cease-and-desist orders enforceable by injunctions and criminal contempt proceedings as penalties for violating the FTC Act, as well as to proceed directly in federal court for injunctive relief.

Other Healthcare Laws

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

A manufacturer must also participate in a federal program known as the 340B drug discount program in order for federal funds to be available to pay for the manufacturer’s drugs under Medicaid and Medicare Part B. Under this program, the participating manufacturer agrees to charge certain federally funded clinics and safety net hospitals, known as covered entities, no more than an established discounted price for its covered outpatient drugs. The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid Drug Rebate Program, discussed above. Civil monetary penalties can be imposed on manufacturers for each instance of overcharging a covered entity. Manufacturers are required to report certain pricing information to the Office of Pharmacy Affairs within the Health Resources & Services Administration.

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

The PPACA also imposed reporting and regulatory requirements. For example, the “sunshine” provisions impose tracking and reporting requirements and public disclosure requirements on a drug manufacturer’s payments to physicians, physician assistants, certain types of advanced practice nurses and teaching hospitals. Annual reports are due in March of each year. The data reported under the “sunshine” provisions are posted in searchable form on a public website.

In addition, the legislation advances the policy of comparative clinical effectiveness research on medical treatments, services and items, including drugs and devices. Taken together, these government health care reform measures may adversely impact the pricing of healthcare products and services in the U.S. and the amount of reimbursement available from governmental agencies or other third-party payors. Government cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2022:

Name of Subsidiary	Country of Incorporation
Taro Pharmaceuticals U.S.A., Inc.	United States
Taro Pharmaceuticals Inc.	Canada
Taro Pharmaceuticals North America, Inc.	Cayman Islands
Taro Pharmaceuticals Europe B.V.	Netherlands
Taro International Ltd.	Israel
The Proactiv Company Holdings, Inc.	United States
Proactiv YK	Japan
The Proactiv Company Corporation	Canada

On June 1, 2021, the Company and The Taro Development Corporation each transferred its ownership of the shares of Taro U.S.A. to Taro Canada. Taro U.S.A. is now 100% owned by Taro Canada, which remains 100% owned by the Company.

On February 28, 2022, as part of the Alchemee acquisition, Taro U.S.A. acquired 100% ownership of The Proactiv Company Holdings, Inc., Proactive YK and The Proactiv Company Corporation, including their respective subsidiaries. Taro U.S.A. assigned its entire ownership of the shares of those entities to the Company.

The Company owns 100% of the shares of Taro International Ltd., Taro Pharmaceuticals North America, Inc., and Taro Canada. The Company owns 99.75% of Taro Pharmaceuticals Europe B.V. and Taro Pharmaceuticals North America, Inc. owns the remaining 0.25%.

On January 25, 2022, a wholly-owned subsidiary of Taro U.S.A., Taro Pharmaceutical Laboratories, Inc., a Delaware corporation, merged with and into Taro U.S.A.

Sun beneficially owns 85.7% of the voting power of the Company as of March 31, 2022.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2022:

Location	Square Footage	Main Use	Own/Lease
Haifa Bay, Israel	912,000	Pharmaceutical manufacturing, production and research laboratories, administration, warehousing and chemical production (including tank farm and chemical finishing plant)	Long-term Lease / Own (1)
Brampton, Canada	159,000	Pharmaceutical manufacturing, production and research laboratories, administration, distribution, and warehousing	Own
Brampton, Canada	73,000	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
Cranbury, New Jersey	315,000	Distribution facility	Own
Santa Monica, California	13,423	Administrative offices	Lease

(1)
The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israel Land Authority (“ILA”). The buildings and the vast majority of the equipment on this land are owned by the Company.

From April 1, 2019 through March 31, 2022, we invested $55.4 million in property, plant, and equipment. Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of 912,000 square feet. We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060. In accordance with the regulations of the ILA, the Company is entitled to extend the lease agreement ending 2018 for an additional period of 49 years and is in the process of extending the lease agreement. For additional information, please refer to Note 2.i. and 2.j. to our consolidated financial statements included elsewhere in this 2022 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992. Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs. As of March 31, 2022, we owned a total of 159,000 square feet at our main manufacturing facility. In addition to our owned space, since September 2000, Taro Canada has leased 73,000 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2025.

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

The typical stages for defining the beginning and the completion of such construction projects include: planning and design of the facilities; construction; purchase, transportation, and installation of equipment; equipment and facility validation (run in tests); and process and product validation.

All new equipment must undergo DQ, IQ, OQ, and PQ in order to test and verify, according to written protocols, that all aspects of the equipment meet pre-determined specifications. IQ is defined as the documented evidence that the equipment has been installed according to the approved drawings and specifications. OQ is the documented evidence that all aspects of the equipment and the facility operate as intended within pre-determined ranges, according to the operational specifications. PQ is defined as the documented evidence that all aspects of the facility, utility or equipment that can affect product quality perform as intended in the pre-determined acceptance criteria.

Such qualification and validation activities are required for all equipment and systems that have an impact on or affect product quality and are required prior to commencing commercial production. At the time of installation and validation, all employees who will operate and maintain the equipment from the engineering, technology, and maintenance departments are appropriately trained. At this stage in the installation and validation process, experts from the equipment manufacturer are on site, as part of the purchase contract, to provide training to Company employees in the operation and maintenance of the equipment.

This phase, which is necessary to bring the asset to the condition required for its intended use, is handled by a multi-functional team of engineers and technologists. The direct costs are the direct labor and the material consumed during this stage of installation and validation such as bottles, ampoules and raw materials. Incremental costs, which have arisen in direct response to the additional activity, include the expenses directly attributable to any employee’s time fully dedicated to the project in question. After the equipment has passed all DQ, IQ, OQ, and PQ tests, it is then tested for its ability to actually manufacture the specific products that are intended to be produced on the equipment. Three consecutive successful validation batches must be produced. This process is performed jointly by the technology and the manufacturing departments. In addition, the cleaning of the equipment must be validated to assure that there is no carry-over residue to the next product to be manufactured using the equipment. Only after the validation batches that are manufactured using the new equipment pass quality control and quality assurance tests can they be released for sale, completing the validation process. No further costs are capitalized. This process is performed for all products.

During the installation process, materials from inventory are consumed. For example, in order to qualify a tablet press machine or an ampoule filling machine, we use raw materials, including APIs and excipients, to run the qualification test. As part of this test, actual tablets are manufactured, and costs are incurred. These tablets may neither be distributed nor sold. These qualification procedures are part of cGMPs mandated by the FDA and its international counterparts. The amount of inventory capitalized as part of these projects is less than one percent of the total cost of the assets. We do not capitalize, as part of the asset cost, inventories that are routinely produced in commercial quantities on a repetitive basis.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2022, 2021, and 2020, which are included elsewhere in this 2022 Annual Report.

OVERVIEW

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market Rx and OTC pharmaceutical products, primarily in the U.S., Canada, and Israel. We also develop and manufacture APIs primarily for use in our finished dosage form products. Our primary areas of focus include topical creams and ointments, liquids, capsules, and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Canada and Taro U.S.A.

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

The following is a the percentage of our total consolidated net sales by geographic region for each period:

	Year ended March 31,
	2022	2021	2020
	% of total	% of total	% of total
	net sales	net sales	net sales
United States	67%	70%	77%
Canada	23%	20%	15%
Israel	*	*	*
Other	*	*	*
Total	100%	100%	100%

* Less than 10%.

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors, and mass merchandisers in the U.S. A significant portion of our revenue is derived from sales to a limited number of customers. If the Company were to experience a significant reduction in or loss of business with one or more of such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition, and results of operations could be materially adversely affected. The following customers accounted for the following percentage of our total consolidated net sales:

	Year ended March 31,
	2022	2021	2020
	% of total	% of total	% of total
Customer	net sales	net sales	net sales
Customer A	10.1%	12.6%	*
Customer B	*	10.5%	13.0%
Customer C	*	*	11.5%

* Less than 10%.

Due to increased competition from other generic pharmaceutical manufacturers as they gain regulatory approvals to market generic products, selling prices, and related profit margins tend to decrease as products mature. Thus, our future operating results are dependent on, among other factors, our ability to introduce new products. In addition, our operating results are dependent on the impact of pricing pressures on existing products. These pricing pressures are inherent in the generic pharmaceutical industry.

For the years ended March 31, 2022, 2021, and 2020, no product comprised 10% of our total consolidated sales.

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

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 2 to our consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. We evaluate, on an ongoing basis, our estimates, including those related to bad debts, sales deductions, income taxes, and contingencies. We base our estimates on currently available information, our historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. Since the factors underlying these assumptions are subject to change over time, the estimates on which they are based are subject to change accordingly.

The following is a summary of certain policies that have a critical impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results.

Use of Estimates. In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and underlying assumptions can impact all elements of our financial statements. We use estimates when accounting for sales incentives reserves, accounts receivable allowance, inventory reserves, income taxes, uncertain tax positions, fixed assets, intangible assets, derivative instruments and contingencies. We regularly evaluate our estimates and assumptions, using historical experience, third-party data, and market and external factors. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

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

Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD. FASB ASC Topic 830, “Foreign Currency Matters,” requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change. Management determined it would enact this change effective on April 1, 2019. While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment, in which Taro Canada operates, have evolved over time. As part of management’s functional currency assessment, changes in economic facts and circumstances were considered. This included analysis of changes in management of operations, process, and composition of cash and marketable securities balances. The Company has centralized different functions, including treasury and investment portfolio measurement, which resulted in a stronger focus on the USD currency for Taro Canada. Additionally, as budgeting has also been centralized for the Company, Taro Canada has implemented budgeting in USD, whereas this was previously performed in CAD. Taro Canada’s cash inflows consist primarily of USD cash balances and less of CAD, as also reflected in the budget. The transfer of significant intangible assets to Taro Canada, as a result of the winding down of TNA, has reduced the relevance of the foreign currency position on the balance sheet of Taro Canada. The Group decided to focus Taro Canada's sales market as the U.S. market, with the majority of sales to the U.S.-denominated in USD. This was followed by centralizing budgets and facilitating effective netting and hedging activities. Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while CAD cash balances will continue to produce a net outflow.

Management re-evaluated all indicators established in ASC 830-10-55-5 to determine the functional currency of Taro Canada. Such indicators include i) cash flow, ii) sales price, iii) sales market, iv) expense, v) financing, and vi) intercompany transactions and arrangements. Management determined that the cash flow indicators and the sales market indicators were most relevant to Taro Canada operations and its primary economic environment. At the time of the assessment adopted on April 1, 2019, cash flows generated by Taro Canada that relate to its individual assets and liabilities now directly affect the Company’s cash flows and are readily available for remittance to the Company. The majority of cash flow from Taro Canada’s operations is denominated in USD with the sales market for Taro Canada’s products now mostly in the U.S. Approximately 75% of Taro Canada’s revenue is to the U.S. market with over 80% of Taro Canada’s plant production, in terms of units, being produced for the U.S. market. Significant asset and liability line items on Taro Canada’s balance sheet are comprised almost solely (greater than 90%) of USD denominated transactions. Furthermore, most of Taro Canada’s generated cash flows are now invested in USD based cash and cash equivalents or marketable securities. Since such investments are short-term, cash is readily available for remittance to other Taro entities. Thus, the USD is the primary currency from which Taro Canada generates and accumulates cash.

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

The following table summarizes the impact on both consolidated net income and other comprehensive income (loss) utilizing USD as the functional currency of Taro Canada as of March 31, 2020, compared to the related impact if the functional currency of Taro Canada would have remained CAD (excluding foreign exchange from transactions denominated in CAD recorded in the respective period):

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

Revenue Recognition. We sell our products directly to wholesalers, retail drug store chains, mass merchandisers, grocery chains, other direct purchasers, and customers that acquire our products indirectly through wholesalers.

The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company. Depending on the terms of our customer arrangements, revenue is generally recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

Allowance for Sales Deductions and Product Returns. When we recognize and record revenue from the sale of our pharmaceutical products, we record an estimate in the same financial reporting period for product returns, chargebacks, rebates and other sales deductions, which are reflected as reductions of the related gross revenue. We regularly monitor customer inventory information at our three largest wholesale customers to assess whether any excess product inventory levels may exist. We review this information along with historical product and customer experience, third-party prescription data, industry, and regulatory changes and other relevant information and revise our estimates as necessary.

Our estimates of inventory in the distribution channel are based on inventory information reported to us by our major wholesale customers, historical shipment and return information from our accounting records and third-party data on prescriptions filled. Our estimates are subject to inherent limitations pertaining to reliance on third-party information.

Product returns. Consistent with industry practice, we generally offer our customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”). Product returns are identified by their manufacturing lot number. Because we manufacture in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one- to six-month period. As a result, although we cannot associate a product return with the actual shipment in which such lot was included, we can reasonably estimate the period (in months) over which the entire lot was shipped and sold. We use this information to estimate the average time period between lot shipment (and sale) and return for each product, which we refer to as the “return lag.” The shelf life of most of our products ranges between 18-36 months. Because returns of expired products are heavily concentrated during the return period, and given our historical data, we are able to reasonably estimate return lags for each of our products. These return lags are periodically reviewed and updated, as necessary, to reflect our best knowledge of facts and circumstances. Using sales and return data (including return lags), the Company determines a return rate to estimate our return reserves. We supplement this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, our planned introductions of similar new products and other qualitative factors in evaluating the reasonableness of our return reserve. We continuously monitor factors that could affect our estimates and revise the reserves as necessary. Our estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

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

Chargebacks. We have arrangements with certain customers that allow them to buy our products directly from wholesalers at specific prices. Typically these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices. In exchange for servicing these third party contracts, our wholesalers can submit a “chargeback” claim to us for the difference between the price sold to the third party and the price at which it purchased the product from us. We generally pay chargebacks on generic products, whereas branded products are typically not eligible for chargeback claims. We consider many factors in establishing our chargeback reserves including inventory information from our largest wholesale customers and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers and other relevant factors. Our chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory. We review the methodology utilized in estimating the reserve for chargebacks in connection with analyzing our product return reserve each quarter and make revisions as considered necessary to reasonably estimate our potential future obligation.

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

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2022, 2021, and 2020:

For the year ended March 31, 2022
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(119,090)	$(1,182,744)	$1,190,526	$(111,308)
Rebates and Other	(76,569)	(165,174)	167,692	(79,216)
Total	$(195,659)	$(1,347,918)	$1,358,218	$(190,524)
Current Liabilities
Returns	$(52,236)	$(52,282)	$48,978	$(56,033)
Other (2)	(18,560)	(52,279)	50,474	(20,719)
Total	$(70,796)	$(104,561)	$99,452	$(76,752)

For the year ended March 31, 2021
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(104,552)	$(1,173,810)	$1,159,272	$(119,090)
Rebates and Other	(70,630)	(180,079)	174,140	(76,569)
Total	$(175,182)	$(1,353,889)	$1,333,412	$(195,659)
Current Liabilities
Returns	$(61,406)	$(37,011)	$46,181	$(52,236)
Other (2)	(41,562)	(26,036)	49,038	(18,560)
Total	$(102,968)	$(63,047)	$95,219	$(70,796)

For the year ended March 31, 2020
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(109,763)	$(1,104,946)	$1,110,157	$(104,552)
Rebates and Other	(113,657)	(305,098)	348,125	(70,630)
Total	$(223,420)	$(1,410,044)	$1,458,282	$(175,182)
Current Liabilities
Returns	$(63,818)	$(37,258)	$39,670	$(61,406)
Other (2)	(33,497)	(77,537)	69,472	(41,562)
Total	$(97,315)	$(114,795)	$109,142	$(102,968)

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

We estimate the fair value of our long-lived assets other than goodwill, such as product rights, using a discounted cash flow analysis or market approach where appropriate when required under applicable U.S. GAAP. Under the discounted cash flow method, we estimate cash flows based on our forecasts and discount these cash flows using the appropriate rate to determine the net present value of the asset. The net present value of our assets is affected by several estimates, such as:

•
The timing and amount of forecasted cash flows
•
Discount rates
•
Tax rates
•
Regulatory actions
•
Amount of competition
•
Manufacturing efficiencies
•
The number and size of our customers

For the years ended March 31, 2022, 2021 and 2020, the Company did not record any impairment charges.

Effective for the Company’s fiscal year beginning April 1, 2020, fair value of goodwill is estimated using a one-step method in accordance with ASU 2017-04. We compare the market value of our equity to the carrying value of our equity. If the carrying value exceeds the market value of our equity, impairment will be recorded for the difference. We did not record any impairment of goodwill for the years ended March 31, 2022, 2021, and 2020.

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

In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848).” The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, “Reference Rate Reform - Scope (Topic 848)” which focuses on expanding the scope of Topic 848 to include derivative instruments impacted by discounting transition. The guidance will be effective for the Company fiscal year beginning April 1, 2021, including interim periods within that year. The Company is currently assessing the impact of the adoption on our financial position and results of operations.

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

RESULTS OF OPERATIONS

The following table sets forth selected items from our Consolidated Statements of Operations as a percentage of total sales:

	For the year ended March 31,
	2022	2020	2019
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	47.8%	46.0%	38.0%
Gross profit	52.2%	54.0%	62.0%
Operating expenses:
Research and development	9.7%	11.0%	9.3%
Selling, marketing, general and administrative	20.3%	16.6%	14.5%
Settlements and loss contingencies	10.9%	101.8%	0.0%
Total operating expenses	40.9%	129.4%	23.8%
Operating income (loss)	11.3%	(75.4%)	38.2%
Financial income, net	(1.8%)	(3.6%)	(7.5%)
Other gain, net	0.8%	0.5%	0.5%
Income (loss) before income taxes	13.9%	(71.2%)	46.2%
Tax expense	3.5%	1.8%	8.3%
Net income (loss)	10.4%	(73.0%)	37.9%
Net (loss) income attributable to non-controlling interest	0.0%	-2.6%	*
Net income (loss) attributable to Taro	10.4%	(70.4%)	37.9%

* Less than 0.05%

YEAR ENDED March 31, 2022 COMPARED WITH YEAR ENDED March 31, 2021

Sales. For the year ended March 31, 2022, sales increased $12.4 million, or 2.3%, compared to the same period in 2021. Sales in the U.S. during the year ended March 31, 2022, decreased $(7.2) million or (1.9%), compared to the same period in 2021. We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA. The U.S. generic and OTC sales during the year ended March 31, 2021, was also negatively impacted by the COVID-19 pandemic. There are no products in the year ended March 31, 2022 or 2021 that represent more than 10.0% of consolidated net sales. The Company actively manages its product portfolio to assess pricing relative to market dynamics. Sales in Israel and other international markets decreased $(0.4) million, or (0.7%), primarily due to decreased market share on certain products. Sales in Canada increased $19.9 million, or 18.1%, compared to the year ended March 31, 2021, due to new launches, new contracts and increased market share on certain products.

Cost of Sales. Cost of sales of $268.2 million, or 47.8% of net sales, in the year ended March 31, 2022, increased $15.9 million compared to $252.3 million, or 46.0% of net sales in the same period in 2021. This increase is primarily related to one-time costs and the challenging pricing environment affecting net selling price, offset by lower royalties.

Gross Profit. The Company’s gross profit was $293.1 million, or 52.2% of net sales, in the year ended March 31, 2022, while gross profit was $296.7 million, or 54.0% of net sales in the same period in 2021. The decrease in 2022 was primarily the result of product mix, pricing pressure in the U.S. generic business, and negative impact from the COVID-19 pandemic.

Research and Development. Research and development (“R&D”) expenses decreased $(5.6) million in the year ended March 31, 2022, compared to the previous year. This decrease is principally due to timing and types of clinical studies and our continuous evaluation and rationalization of our portfolio. As a percentage of net sales, R&D expenses decreased (1.3%) to 9.7% in the year ended March 31, 2022, compared to the previous year.

Selling, Marketing, General and Administrative. In the year ended March 31, 2022, selling, marketing, general, and administrative (“SMG&A”) expenses increased $22.3 million. This increase is primarily related to lower personnel costs, legal fees, and marketing delays, in addition to higher insurance and other one-time expenses, partially offset by higher freight costs, depreciation, and COVID-19 related expenses. As a percentage of net sales, SMG&A increased to 20.3% from 16.6%.

Settlements and Loss Contingencies. Settlements and loss contingencies was $61.4 million in the year ended March 31, 2022, consisting of an additional legal contingency of $60.0 million related to ongoing multi-jurisdiction civil antitrust matters and $1.4 million related to the global resolution with the Department of Justice (“DOJ”) in connection with its investigations into the U.S. generic pharmaceutical industry. This compared to $558.9 million in the year ended March 31, 2021, which consisted of settlement charge of $418.9 million related to the global resolution of the DOJ investigations into the U.S. generic pharmaceutical industry and an additional provision of $140.0 million related to ongoing multi-jurisdiction civil antitrust matters. However, there can be no assurance as to the ultimate outcome thereof.

Operating Income (Loss). In the year ended March 31, 2022, the Company had operating income of $63.5 million compared to operating (loss) of $(413.8) million in the same period in 2021, an increase of $477.2 million. In 2021, the (loss) was primarily the result of the aforementioned settlements and loss contingencies.

Financial Income, Net. Financial income, net, results principally from interest income and the impact of foreign currency exchange rate fluctuations. Net financial income was $10.2 million in the year ended March 31, 2022, compared to $19.8 million for the year ended March 31, 2021. The change in financial income, net, is the result of foreign exchange income of $2.0 million in 2022, compared to foreign exchange expense of $(0.4) million in 2021 ─ a favorable impact of $2.4 million. Interest and other financial income was $8.2 in 2022, compared to $20.2 in 2021, a decrease of $12.0 million, reflecting the low global interest rate environment.

Taxes. Tax expense in the year ended March 31, 2022 was $19.6 million, compared to $9.7 million in the same period in 2021, an increase of $9.9 million, principally as a result of non-recurring items in the current year. The effective tax rate decreased to 25.2% from (2.5)%, primarily as a result of the non-deductible portion of settlements.

Net Income (Loss) attributable to Taro. Net (loss) income increased $444.9 million to net income of $58.3 million for the year ended March 31, 2022, compared to net loss of $(386.7) million in the prior year, by reason of the factors noted above.

YEAR ENDED March 31, 2021 COMPARED WITH YEAR ENDED MARCH 31, 2020

Sales. For the year ended March 31, 2021, sales decreased $95.8 million, or 14.9%, compared to the same period in 2020. Sales in the U.S. during the year ended March 31, 2021, decreased $111.8 million or 22.6%, compared to the same period in 2020. We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA. The U.S. generic and OTC sales during the year ended March 31, 2021, was also negatively impacted by the COVID-19 pandemic. There are no products in the year ended March 31, 2021 or 2020 that represent more than 10.0% of consolidated net sales. The Company actively manages its product portfolio to assess pricing relative to market dynamics. Sales in Israel and other international markets increased $3.9 million, or 7.6%, primarily due to new launches and increased market share on certain products. Sales in Canada increased $12.2 million, or 12.4%, compared to the year ended March 31, 2020, due to new launches and increased market share on certain products.

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

Research and Development. R&D expenses increased $0.4 million in the year ended March 31, 2021, compared to the previous year. This increase is principally due to timing and types of clinical studies and our continuous evaluation and rationalization of our portfolio. As a percentage of net sales, R&D expenses increased 1.7% to 11.0% in the year ended March 31, 2021, compared to the previous year.

Selling, Marketing, General and Administrative. In the year ended March 31, 2021, SMG&A expenses increased $2.1 million. This increase is primarily related to higher freight, personnel costs, and marketing promotion. As a percentage of net sales, SMG&A increased to 16.6% from 14.5%.

Settlements and Loss Contingencies. Settlements and loss contingencies was $558.9 million in the year ended March 31, 2021, compared to $0.0 million in the year ended March 31, 2020, primarily due to the one-time settlement charge consisting of $418.9 million related to the global resolution of the DOJ investigations into the U.S. generic pharmaceutical industry and an additional provision of $140.0 million related to ongoing multi-jurisdiction civil antitrust matters. However, there can be no assurance as to the ultimate outcome thereof.

Operating Income. In the year ended March 31, 2021, the Company had operating (loss) of $(413.8) million compared to operating income of $246.5 million in the same period in 2020, a decrease of $660.3 million. The (loss) is primarily the result of the aforementioned settlements and loss contingencies in 2021.

Financial Income, Net. Financial income, net, results principally from interest income and the impact of foreign currency exchange rate fluctuations. Net financial income was $19.8 million in the year ended March 31, 2021, compared to $48.5 million for the year ended March 31, 2020. The change in financial income, net, is the result of interest and other financial income of $20.2 in 2021, compared to $33.6 in 2020, a decrease of $13.4 million, reflecting the low global interest rate environment. Foreign exchange income was $0.4 million in 2021, compared to foreign exchange income of $14.8 million in 2020 ─ an unfavorable impact of $14.4 million.

Taxes. Tax expense in the year ended March 31, 2021 was $9.7 million, compared to $53.5 million in the same period in 2020, a decrease of $43.8 million, principally the result of non-recurring items in the current year. The effective tax rate decreased to (2.5)% from 17.9%, primarily as a result of the non-deductible portion of settlements.

Net Income attributable to Taro. Net (loss) income decreased $630.9 million to net (loss) of $(386.7) million for the year ended March 31, 2021, compared to net income of $244.2 million in the prior year, by reason of the factors noted above.

IMPACT OF INFLATION, DEVALUATION (APPRECIATION) AND EXCHANGE RATES ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

We conduct manufacturing, marketing and research and development operations primarily in Israel, Canada and the U.S. As a result, we are subject to risks associated with fluctuations in the rates of inflation and foreign exchange in each of these countries.

The following table sets forth the annual rate of (deflation) inflation, the (appreciation) devaluation rate of the NIS and the CAD against the USD and the exchange rates between the USD and each of the NIS and the CAD at the end of the period indicated:

	Rate of (Deflation) Inflation		Rate of (Appreciation) Devaluation Against USD		Rate of Exchange of USD
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2022	3.48%	6.66%	(4.50%)	(0.79%)	3.18	1.25
3/31/2021	0.20%	2.20%	(6.72%)	(10.64%)	3.33	1.26
3/31/2020	0.00%	0.89%	(1.65%)	6.02%	3.57	1.41

(1)
Bank of Israel.
(2)
J.P. Morgan Chase.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term bank deposits and short-term marketable securities, decreased $202.9 million from March 31, 2021 to $820.7 million at March 31, 2022. Total shareholders’ equity increased from $1,695.5 million at March 31, 2021, to $1,711.4 million at March 31, 2022.

On November 5, 2018, the Company announced that its Board of Directors declared a $500 million special cash dividend on Taro ordinary shares. The special dividend of $12.86 was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares. On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares. In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share. During the year ended March 31, 2022, in accordance with a Rule 10b5-1 program, the Company repurchased 341,413 shares at an average price of $73.03), leaving $224.5 million remaining under the current Board authorization.

Net cash (used in) provided by operating activities for the year ended March 31, 2022 was ($158.7) million, compared to $45.8 million, in the year ended March 31, 2021. For the year ended March 31, 2022, the Company had net cash (used in) provided by investing activities of ($170.6) million compared to net cash provided by investing activities of $67.7 million for the year ended March 31, 2021. For the year ended March 31, 2022, the Company had net cash used in financing activities of $24.9 million compared to $24.2 million for the year ended March 31, 2021.

The change in our liquidity for the year ended March 31, 2022 resulted from a number of factors, including:

•
Net cash provided by operating activities consists primarily of a decrease in other accounts payable and accrued expenses of $263.7 million; a decrease in trade payables of $(2.1) million; depreciation and amortization of $25.9 million; increase in trade receivables of $(6.2) million; and a loss from marketable securities of $13.3 million. This was offset by net income of $58.3 million; deferred income taxes, net of $23.2 million; increase in inventories, net of $2.1 million; increase in income tax receivables of $2.4 million; increase in other receivables, prepaid expenses, and other of $3.0 million; foreign exchange effect of marketable securities and bank deposits of $0.4 million; and an increase in income tax payables $0.5 million.
•
Net cash provided by investing activities consists principally of proceeds from marketable securities of $809.1 million; offset by investment in marketable securities of $828.2 million; investment in acquisition, net of cash of $91.9 and purchase of property, plant, and equipment of $11.8 million.
•
Net cash used in financing activities consists of purchase of treasury stock for $24.9 million, in accordance with our repurchase program.

Debt

As of March 31, 2022, the Company did not have any debt outstanding.

During the year ended March 31, 2022, we did not incur any indebtedness, including increases in our borrowing capacity under any refinancing.

Liquidity

On March 31, 2022, we had total cash and cash equivalents, short-term bank deposits and short-term marketable securities of $0.8 billion and no indebtedness. We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. None of our cash and cash equivalents is held captive by any financial covenants or government regulation. As of March 31, 2022 and 2021, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position. The Company had no available and undrawn credit facilities in place on March 31, 2022.

Capital Expenditures

We invested $11.8 million in capital equipment and facilities in the year ended March 31, 2022, and $17.0 million in the year ended March 31, 2021. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada, expanding our serialization capabilities, and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain research and development, manufacturing, and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. See Note 7 to our consolidated financial statements included in this 2022 Annual Report.

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

We currently conduct research and development in three principal areas:

•
generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, sachets, capsules, patches, suspensions, solutions, syrups, sprays, foams, creams, ointments, and gels) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired or been challenged under the Hatch-Waxman Act;
•
proprietary pharmaceuticals; and
•
organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

For the years ended March 31, 2022, 2021 and 2020, we spent $54.5 million, $60.2 million and $59.8 million, respectively, on research and development activities. We estimate that research and development expenses were allocated 70% to generic pharmaceuticals, 20% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry for the year ended March 31, 2022.

Pharmaceutical Products

In the year ended March 31, 2022, we received 5 ANDA final approvals. As of March 31, 2022, we have 4 tentatively approved products developed/manufactured in Canada and Israel. The following table sets forth the final approvals received in the U.S. from the FDA from April 1, 2021 through March 31, 2022, and tentative approvals as of March 31, 2022:

FINAL ANDA APPROVALS

Brand Name
Tavaborole Topical Solution 5%	Kerydin®
Oxymetazoline Topical Cream 1.0%	Vicept®
Clindamycin Topical lotion 1%	Cleocin T®
Adapalene Topical Gel 0.1%	Differin®
Sildenafil Powder for Oral Suspension 10mg/ml	Revatio®

TENTATIVE ANDA APPROVALS

Azelaic Acid Topical Foam 15%	Finacea®
Perampanel Tablets 2mg, 4mg, 6mg, 8mg, 10mg, 12mg	Fycompa®
Diclofenac Sodium Topical Solution 2%*	Pennsaid®
Magnesium Sulfate; Potassium Sulfate; Sodium Sulfate Oral Solution 1.6g; 3.13g; 17.5g/bottle	Suprep®

* Indicates tentative approval received during the year ended March 31, 2017.

As of March 31, 2022, 15 of our ANDAs, not including the tentative approvals listed above, were being reviewed by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

Patents, Trademarks and Licenses

We have filed and received patents, and obtained licenses in the U.S. and other countries for a variety of products, processes, formulations, syntheses, and methods of treatment.

We do not believe that any single patent is of material importance to us in relation to our current commercial activities.

We have registered trademarks in the U.S., Canada and other countries. Taro U.S.A. typically does not use product trademarks in the sale and marketing of its generic multi-source non-innovator products.

From time to time, we seek to develop products for sale in various countries prior to patent expiration. In the U.S., in order to obtain a final approval for a generic product prior to expiration of certain innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Orange Book for the new drug are either invalid or not infringed by our product. To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability, or infringement of patents listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval. We may also be involved in patent litigation with third parties to the extent that claims are made that our finished product, an ingredient in our product or our manufacturing process, may infringe the innovator’s or third party’s process patents. We may also become involved in patent litigation in other countries where we conduct business, including Israel, Canada and various countries in Europe. From time to time, we may settle such litigations and obtain licenses to the asserted patents that allow us to market our products.

D. TREND INFORMATION

See Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” for trend information.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2022:

	Payments due by period (in millions)
Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$6.16	$2.24	$2.87	$1.06	$—
Other long-term liabilities (1)	32.80	24.23	6.88	1.27	0.42
Total	$38.96	$26.47	$9.75	$2.33	$0.42

(1)
Includes tax liabilities, deferred revenue, severance commitments, and other.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of March 31, 2022:

Name	Age	Position
Dilip Shanghvi	66	Director and Chairman of the Board
Abhay Gandhi	57	Director and Vice Chairman of the Board
Sudhir Valia	65	Director
Uday Baldota	52	Director and Chief Executive Officer
Linda Benshoshan	56	Director and Chairwoman of the Audit Committee and the Compensation Committee
Robert Stein, M.D., Ph.D.	71	Director
Dov Pekelman	82	Director and Chairman of the Social Responsibility Committee
James Kedrowski	70	Director
William Coote	67	Vice President, Chief Financial Officer and Chief Accounting Officer

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law of Mr. Dilip Shanghvi. Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi became a director of our Board in September 2010. Dilip Shanghvi also became the Chairman of our Board in August 2013, after previously serving as the Chairman from September 2010 to April 2012. He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry. As a first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2017 Entrepreneur of the Year Award from AIMA (All India Management Association), the 2016 PADMA SHRI (Fourth Highest Civilian Award in the Republic of India) from the Government of India and the

2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2011, Business India’s Businessman of the Year in 2011 and Ernst and Young’s World Entrepreneur of the Year in 2011. He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005. A prestigious non-profit management association of India, Indore Management Association (IMA), presented Mr. Shanghvi with the IMA Lifetime Outstanding Achievement Award in 2018. Tel Aviv University, Israel’s largest and most comprehensive institution of higher learning, granted Mr. Shanghvi an honorary doctorate in 2019. Chemtech Foundation presented Mr. Shanghvi with the “Lifetime Achievement” - Chemtech CEO Leadership & Excellence Award for 2019. In 2020 and 2021, Indian Today magazine included Mr. Shanghvi in its annual Power List of 50 influential personalities in India. Mr. Shanghvi is a director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman of Sun Pharma Advanced Research Company Ltd.

Abhay Gandhi became a director in December 2016 and Vice Chairman of our Board in February 2017. Mr. Gandhi has served as Chief Executive Officer of Sun Pharma since November 2016. Mr. Gandhi also served as Interim Chief Executive Officer of Taro from January 2017 until Mr. Uday Baldota’s assumption of these duties in August 2017. Prior to joining Sun Pharma, Mr. Gandhi served as a Director starting in November 2014, and as the CEO – India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions. Prior to that appointment, Mr. Gandhi was President – India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years. Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd. From 2013 to 2015, he was a Member of the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014. Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Management from the Institute of Chartered Financial Analysts of India (ICFAI University).

Sudhir Valia became a member of our Board in September 2010. Mr. Valia joined Sun Pharma as a director in January 1994 and was a whole-time director until May 2019. He is now a non-executive director of Sun Pharma. Mr. Valia is the recipient of the CNBC TV 18’s CFO Awards for best performing CFO in the Pharma/Healthcare sector in 2012, 2009 and 2006. He also received the “Adivasi Sevak Puraskar” award from the Government of Maharashtra in 2008-2009. Prior to joining Sun Pharma, Mr. Valia was a chartered accountant in private practice. Mr. Valia is a Director of various companies, including Shantilal Shanghvi Foundation and Sun Pharma Advanced Research Company Ltd. Mr. Valia is a qualified chartered accountant in India.

Uday Baldota became a member of our Board in December 2016 and assumed the role of Chief Executive Officer in August 2017. He continues as a member of the global Core Management Team of Sun Pharma. Mr. Baldota serves on the board of directors of the Association for Accessible Medicines. Mr. Baldota was formerly Executive Vice President & Chief Financial Officer of Sun Pharma. He led their global Finance function from June 2012 and was designated as the Chief Financial Officer in August 2014. From June 2005 to May 2012, Mr. Baldota served in various leadership positions as a Vice President and later Senior Vice President reporting to the Chairman and Managing Director of Sun Pharma. Mr. Baldota’s areas of responsibility over his tenure at Sun Pharma have included accounting, M&A, business finance, tax, treasury, insurance, controllership, legal, corporate secretarial, corporate communication, and internal audit. Mr. Baldota was the Vice President Purchasing of Lafarge India Limited from March 2003 to June 2005 and served as its Head of Information Technology from November 1999 to March 2003. Prior to that, Mr. Baldota served in various IT and marketing roles with Sun Pharma between May 1995 and November 1999. Mr. Baldota earned a Bachelor of Technology in Chemical Engineering from Indian Institute of Technology, Delhi, and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.

Linda Benshoshan became a member of our Board in December 2016 and serves as the Chairwoman of the Audit Committee and the Chairwoman of the Compensation Committee. She served as a member of the board of Israel Discount Bank from November 2014 until May 2017. Mrs. Benshoshan is a Member of Advisory Committee at MONETA Venture Capital since July 2018 and has been a partner at FORMA Real Estate Funds since November 2016 and a board member of Energix Renewable Energies Ltd. (TASE: ENRG). She is an External Director at MRR Thirteen Limited, External Director at PRIORTECH LTD and External Director at MIGDALINSURANCE & FINANCIAL HOLDINGS Ltd. Over the last twenty-four years, Mrs. Benshoshan has served in various capacities within the finance and academic sphere, including, as a member of the advisory board at ALTO Real Estate Funds; and an External Director and Chairwoman of the investments committee at ‘Rom’ Study Fund. Mrs. Benshoshan holds a B.A. in Economics and Sociology and an M.B.A.in Finance and Banking, from the Hebrew University of Jerusalem.

Robert Stein, M.D., Ph.D. became a member of our Board of Directors in February 2020 and serves on the Audit and Compensation Committee. Dr. Stein has medical and scientific training and has over 40 years of Research and Development leadership experience in both pharmaceutical and biotechnology companies. He currently is an Operating Partner at Samsara Biocapital, Executive Vice President of Research & Development for MiMedx, and also consults widely for pharma, biotech, and academia. Dr. Stein has led R&D across all the major therapeutic areas and has made significant contributions to over nine registered medicines and thirteen monoclonal antibodies currently in late-stage clinical development. From 1980 to 1990, he was at Merck, Sharpe, and Dohme Research Labs where he was Head of Pharmacology. From 1990 to 1996 he was the first head of R&D at Ligand Pharmaceuticals. From 1996 to 2001, he was EVP of Research and Preclinical Development at DuPont-Merck / DuPont Pharmaceuticals. He then spent five years as President of R&D at Incyte, five years as President of Roche Palo Alto (formerly Syntex), three years as CEO of Kinemed, and five years as President, R&D at Agenus. Dr. Stein holds a B.S. with Honors in Biology and Chemistry from Indiana University, where he was a National Merit Scholar. He has an M.D. and a Ph.D. in Physiology and Pharmacology from Duke University Medical and Graduate Schools. He is a member of Phi Beta Kappa, Alpha Omega Alpha, and Sigma Xi Honor Societies. Dr. Stein completed his Internship and Residency at Duke, as well, and is Board Certified in Anatomic and Clinical Pathology. He is a member of the College of American Pathology, the New York Academy of Sciences, the American Association of Cancer Research, and the American Society of Clinical Oncology. Dr. Stein also has served on the board of directors for Geron, DiaDexus, and Archemix. He currently is a member of the boards of directors for Protagenic Therapeutics, Polypid and Immunogenesis. Dr. Stein is a member of the Scientific Advisory Board for the Drug Development Institute of the James Comprehensive Cancer Center of Ohio State University and a Scientific Advisor to Washington University in St. Louis.

Dov Pekelman became a member of our Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013. Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Mapi Pharma, Ltd. He holds a founding share of Reichman University, Herzlya, the only private university in Israel, serving as Dean of the Business School, and Chairman of Mifalot - the University economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the board of directors of several large industrial corporations, including Enzymotec (NASDAQ:ENZY), Koor Industries Ltd. (TASE: KOR) and served for 22 years on the board of directors of Makhteshim Agan Industries Ltd. (TASE: MAIN). Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

James Kedrowski became a member of our Board in May 2011. In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013. Mr. Kedrowski was with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and served as its President. Mr. Kedrowski’s prior experience includes over 20 years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all chemicals, energy, and carbon. Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the U.S. before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia. Mr. Kedrowski then returned to the U.S. as Operational Vice President for seven North American Industrial Chemicals plants.

William Coote joined our Company in 2008 as Associate Vice President, Treasurer. He is currently Vice President, Chief Financial Officer and Chief Accounting Officer and is responsible for Taro’s global finance function. Mr. Coote has over 45 years of significant financial executive experience; most recently serving as Taro’s Associate Vice President, Treasurer and Business Finance since 2008. Prior to joining Taro, Mr. Coote held finance positions with a variety of global companies such as Bowne & Co., Prudential Realty, Merrill Lynch, and Ernst & Young. Throughout his career, he has been accountable for areas such as Accounting, Treasury, Budgeting, Financial Planning and Analysis, Acquisitions, Investor Relations, Financial, and SEC Reporting.

B. COMPENSATION

Aggregate Compensation of Executive Officer (and Office Holders) and Directors

We incurred an aggregate of approximately $6.0 million in compensation expenses for all of our then-current directors and executive officers plus additional eight individuals who were considered our executive office holders for services rendered to us in all capacities during the year ended March 31, 2022. In addition, approximately $0.9 million was set aside in fiscal 2022 to provide certain executive officers (and office holders) and directors with pension, retirement or similar benefits. During the year ended March 31, 2022, our executive officers (and office holders) and directors did not receive any options to purchase Taro’s ordinary shares or other equity incentive awards under our equity incentive plans.

As of March 31, 2022, our executive officers (and office holders) and directors held no options to purchase ordinary shares or other equity incentive awards.

Director Compensation

Our directors, other than those identified in this paragraph, are paid NIS 149,012, or approximately $46,500 (based on the average representative exchange rate in effect during the year ended March 31, 2022) per year for their service as directors and NIS 5,732, or approximately $1,800, for each board and committee meeting they attend, linked to the Israeli Consumer Price Index, or CPI, for their service as directors. Dilip Shanghvi earned approximately $1.5 million during the year ended March 31, 2022, for his service in addition to his duties as a director. The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

Approval of Compensation

Directors

Under the Israeli Companies Law, the compensation of a public company’s directors requires the approval of (i) its compensation committee, (ii) its board of directors and (iii) the approval of its shareholders at a general meeting, unless exempted pursuant to regulations promulgated under the Israeli Companies Law. In addition, if the compensation of a public company’s directors is inconsistent with the company’s compensation policy, then those inconsistent provisions must be separately considered by the compensation committee and board of directors, and approved by the shareholders by a special vote in one of the following two ways:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Israeli Companies Law as a “personal interest”) in such matter, present and voting at such meeting, vote in favor of the inconsistent provisions of the compensation package, excluding abstentions; or
•
the total number of shares of non-controlling shareholders who do not have a personal interest in such matter voting against the inconsistent provisions of the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive Officers other than the Chief Executive Officer

The Israeli Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) by the following corporate bodies, in the following order: (i) the compensation committee, and (ii) the company’s board of directors. If such compensation arrangement is inconsistent with the company’s stated compensation policy, then the company’s shareholders (by a special majority vote, as discussed above with respect to the approval of director compensation that is inconsistent with a compensation policy) must also approve the compensation. However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Israeli Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the Chief Executive Officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Chief Executive Officer) may be approved by the Chief Executive Officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer

Under the Israeli Companies Law, the compensation of a public company’s Chief Executive Officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with a compensation policy). However, if the shareholders of the company decline to approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be provided in accordance with the company’s stated compensation policy. However, in special circumstances, they may approve compensation terms of a Chief Executive Officer that are inconsistent with such policy, provided that they have considered those provisions that must be included in the compensation policy according to the Israeli Companies Law and that shareholder approval was obtained by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with a compensation policy. In addition, the compensation committee may waive the shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that (i) the compensation arrangement is consistent with the company’s stated compensation policy; (ii) the Chief Executive Officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company; and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate.

C. BOARD PRACTICES

We are incorporated in Israel and, therefore, we are subject to the provisions of the Israeli Companies Law, in addition to the relevant provisions of U.S. laws.

Board of Directors

Under the Israeli Companies Law, the Board sets the policy of a company and supervises the general manager (i.e., the chief executive officer) of a company in the performance of his or her role. The Board has residual powers so that it can exercise any power of the company not granted to any other body either by law or by our Articles of Association. Our Chief Executive Officer is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them. According to our Articles of Association, as part of its powers, our Board may cause us to borrow or secure payments of any sum or sums of money for our purposes, at times and upon conditions as it deems fit, including the grant of security interests on all or any part of our property.

Under our Articles of Association, other than external directors, for whom special election requirements apply under the Israeli Companies Law, our Board may consist of between five and 25 directors.

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

Chairperson of the Board of Directors

Our Articles of Association provide that the Chairperson of the Board of Directors is appointed by the members of the Board of Directors from among them. Under the Israeli Companies Law, the Chief Executive Officer of a public company, or a relative of the Chief Executive Officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the Chief Executive Officer unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be effective for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the Chief Executive Officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

Statutory External Directors

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

The term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions) an employment relationship; a business or professional relationship even if not maintained on a regular basis (but excluding insignificant relationships) or control of the company; and service as an office holder (as defined below), excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

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

A person shall be qualified to serve as a statutory external director only if he or she possesses accounting and financial expertise or professional qualifications, as defined in the regulations promulgated under the Israeli Companies Law. At least one statutory external director must possess accounting and financial expertise. A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration; (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company; or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications. Notwithstanding the foregoing, if at least one of the other directors (i) is independent for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and under the NYSE Listed Company Manual and (ii) has accounting and financial expertise as defined under the Israeli Companies Law, then neither of the external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

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

For purposes of determining a controlling shareholder, Section 1 of the Israeli Companies Law defines “control” by reference to the definition of the Israeli Securities Law, 5728-1968 (the “Securities Law”), which defines “control” as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of means of control of the corporation. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. “Means of control” in Section 1 of the Securities Law is defined as any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.

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

Statutory external directors may be removed from office by shareholders at a special general meeting of shareholders called by the board of directors, where the removal is based on the same percentage of votes as is required for election or by a court, if the statutory external director ceases to meet the statutory qualifications for his or her appointment or if he or she violates his or her duty of loyalty to the company. The court may also remove an external director from office, if it determines, at the request of the company, a board member, a shareholder or a creditor that the board member is not able to fulfill his role or if such board member was convicted by a court of certain specific offenses.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting immediately to elect a replacement external director.

Each committee of a company’s board of directors that is empowered to exercise one of the functions of the board of directors is required to include at least one statutory external director, except for the audit committee and compensation committee, which are required to include all of the statutory external directors, and an external director must serve as chair thereof.

Under the Israeli Companies Law, a statutory external director of a company is prohibited from receiving, directly or indirectly, any compensation from the company other than compensation determined by the board within the scope provided in regulations adopted under the Israeli Companies Law. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term, subject to certain exceptions.

Linda Benshoshan and Dr. Robert Stein currently serve as statutory external directors on the Company’s Board. Our Board has determined that Linda Benshoshan possesses accounting and financial expertise, whereas Dr. Robert Stein possesses professional qualifications, as required of our statutory external directors under the Israeli Companies Law.

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

Currently, our Audit Committee consists of the following directors: Linda Benshoshan, Dr. Robert Stein, and Dov Pekelman, all of whom have been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC. Linda Benshoshan and Dr. Robert Stein are statutory external directors. Linda Benshoshan is the chairwoman of our Audit Committee. Each member of our audit committee is also an unaffiliated director under the Israeli Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee. Our Board has determined that Linda Benshoshan is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE.

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

The Audit Committee has reviewed and discussed with our management our audited consolidated financial statements as of and for the year ended March 31, 2022. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 1310, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2022 Annual Report.

Approval of Interested Party Transactions

Under the Israeli Companies Law, the approval of the Audit Committee (or, for transactions involving compensatory matters, the approval of the Compensation Committee) is required to effect certain actions and transactions with office holders, controlling shareholders, and entities in which they have a personal interest. Such interested party transactions (including matters described in the following paragraph) require the approval of the Audit Committee (or the Compensation Committee, if involving a compensatory matter), the Board and in certain cases, the shareholders. Such shareholders’ approval, in certain cases, also requires a special voting majority. See Item 10.B – “Approval of Specified Related Party Transactions under Israeli Law and Our Articles of Association –Disclosure of Personal Interests of a Controlling Shareholder” below.

Compensation Committee

Composition

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to our company) must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of whom must serve as chairman. Each compensation committee member who is not an external director must be a director whose compensation is similar to the amount that may be paid to an external director. The compensation committee is subject to the same restrictions under Israeli Companies Law as the audit committee as to who may not be a member of the compensation committee.

Under the corporate governance rules of the NYSE, we are required to maintain a compensation committee consisting of at least two independent directors. On February 4, 2013, the Company established a Compensation Committee to comply with the requirements of Amendment No. 20 to the Israeli Companies Law (“Amendment 20”), which was effective as of December 2012. Currently, our Compensation Committee consists of the following directors: Linda Benshoshan (who serves as chairwoman of the committee), Dr. Robert Stein, and Dov Pekelman, each of whom has been determined by our Board to be “independent” as defined by the applicable rules of the NYSE and the SEC. All of our statutory external directors are members of the Compensation Committee.

Compensation Committee Role

Our Compensation Committee is responsible for recommending our executive compensation policy to our Board for its approval (and subsequent approval by our shareholders) and is charged with duties related to the compensation policy and to the compensation of our office holders, as well as functions related to approval of the terms of engagement of office holders, including:

o
recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years for a company such as ours);
o
recommending to our Board periodic updates to the compensation policy;
o
assessing implementation of the compensation policy; and
o
determining whether the compensation terms of our Chief Executive Officer need not be brought to approval of the shareholders (under special circumstances).

An “office holder” is defined in the Israeli Companies Law as a director and also a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, and any other manager directly subordinate to the general manager. Each person listed in the table under Item 6.A “Directors, Senior Management and Employees – Directors and Senior Management” is an office holder under the Israeli Companies Law.

Under Amendment 20, the terms of employment of office holders require the approval of the compensation committee and the board of directors (assuming that they are consistent with the then-effective compensation policy). The terms of employment of directors and the Chief Executive Officer (or any other office holder whose compensation deviates from the then-effective compensation policy, as described below) must also be approved by shareholders.

Changes to existing terms of employment of office holders (other than directors) can be made with the approval of the compensation committee only, if the committee determines that the change is not substantially different from the existing terms.

Under certain circumstances, the Compensation Committee and the Board may approve a compensatory arrangement for an office holder that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above, or, in certain cases, even if that shareholder approval is not achieved.

Our Board of Directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the Israeli Companies Law and NYSE rules, which include, among others, the responsibilities set forth in the compensation policy.

Authorities Related to Compensation and Compensation Policy

Amendment 20 also required us to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance, and other benefits, and exemption from liability and indemnification. For a company such as ours that is not a new public company, the Israeli Companies Law (based on Amendment 20) requires that we adopt a new compensation policy, or renew our existing compensation policy, at least once every three years, via the approval of our Compensation Committee, Board and shareholders (including a special majority of our non-controlling, disinterested shareholders). Under the Israeli Companies Law, the Board may adopt the compensation policy even if it is not approved by the shareholders, provided that following non-approval of such policy by the shareholders, the Compensation Committee and the Board revisit the matter and determine that the adoption of the compensation policy is beneficial to the company. Our current compensation policy was approved by our Board, upon the recommendations of our Compensation Committee, and was approved by the requisite special majority of the non-controlling, disinterested shareholders at our December 2020 annual general meeting of shareholders. The renewed version of the compensation policy proscribes compensatory terms for our office holders, and includes (i) a maximum coverage level of $100 million under our D&O insurance policy and (ii) a requirement that premiums and deductibles paid by our company under our D&O insurance policy be consistent with market terms and not material to our company.

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
•
the minimum holding or vesting period for variable, long-term compensation; and
•
a limit to retirement grants.

The compensation policy also considers appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Our compensation policy provides detailed information concerning the elements of compensation paid to our management office holders, as well as non-management directors.

Our compensation policy also provides for compensation to our external directors in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time.

For further information concerning our compensation policy, please see the text of the compensation policy, which serves as Exhibit 4.4 to this 2022 Annual Report.

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

Nominating Committee

Our Board does not currently have a nominating committee, as director nominations are made in accordance with the terms of our Articles, as described in Item 6.C. – “Board Practices – Board of Directors” above. We rely upon the exemption available to foreign private issuers under the Listed Company Manual of the NYSE from the NYSE listing requirements related to creation of a nominating committee. Also see Item 16.G. – “Corporate Governance” below.

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

D. EMPLOYEES

The following table sets forth the number of full-time equivalents as of March 31, 2022:

	United States *	Canada	Israel	Japan	Total
Sales and Marketing	98	44	32	21	195
Administration	73	35	48	9	165
Research and Development	16	75	165	—	256
Production and Quality Control	3	380	456	3	839
Total	190	534	701	33	1,455

The following table sets forth the number of full-time equivalents as of March 31, 2021:

	United States *	Canada	Israel	Japan	Total
Sales and Marketing	53	40	33	—	126
Administration	72	37	47	—	156
Research and Development	15	73	168	—	256
Production and Quality Control	—	403	476	—	879
Total	140	553	724	—	1,417

The following table sets forth the number of full-time equivalents as of March 31, 2020:

	United States *	Canada	Israel	Japan	Total
Sales and Marketing	124	41	31	—	196
Administration	72	40	45	—	157
Research and Development	15	73	166	—	209
Production and Quality Control	—	399	458	—	902
Total	211	553	700	—	1,464

* In the U.S., distribution employees are included in the Sales and Marketing category.

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

The Collective Bargaining Agreement dated April 6, 2011, as amended and extended by the collective bargaining agreement dated January 5, 2017 and July 2, 2020 among Taro Israel, the Histadrut Trade Union and Taro’s Israel’s Employees Committee (the “Collective Bargaining Agreement”). The Collective Bargaining Agreement is valid until December 31, 2023, and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term. The Collective Bargaining Agreement memorialized current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment in certain other circumstances. Under Section 14 of the Severance Pay Law (“Section 14”), in the event of termination of the employer-employee relationship, all payments made to pension funds or any other similar funds serve as severance pay and the Company is not obliged to pay the employee any other severance pay. Since 2011, the Company’s obligations to the employees’ pension plan have been governed by the Collective Bargaining Agreement, including our severance obligations and the provision rates to the various provident funds. We are complying with these obligations. We fund our ongoing severance obligations by contributing a sum equal to 8.3% of the employee’s wages to funds known as Pension Funds or Managers’ Insurance. These funds provide different combinations of savings plan, life insurance and severance pay benefits to our employees, and each employee, according to the fund chosen by them, receives a pension or a lump sum payment upon retirement and severance pay, if the employee is legally entitled to it, upon termination of employment. In addition to the severance pay, each employee contributes an amount equal to 5.75%-7.0% of their salary towards their pension plan. The Company contributes an additional sum between 6.25%-7.5% of the employee’s salary. Beginning in July 2016, the minimum numbers increased according to Israeli law. Since January 2017, employees contribute at least 6% of their salary toward their pension plan, and the Company contributes an additional sum of at least 6.5% of the employee's salary towards pension and 6% of the employee’s salary towards severance pay. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (an agency similar to the U.S. Social Security Administration), which include payments for national health insurance. The payments to the National Insurance Institute are approximately 19.5% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12.0% and we contribute approximately 7.5%.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2022. The percentage of ownership is based on ordinary shares outstanding as of March 31, 2022. None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Dilip Shanghvi (1)	—	0.0%
Abhay Gandhi	—	0.0%
Sudhir Valia (2)	—	0.0%
Uday Baldota	—	0.0%
Linda Benshoshan	—	0.0%
Robert Stein, M.D., Ph.D.	—	0.0%
Dov Pekelman	—	0.0%
James Kedrowski	—	0.0%
William Coote	—	0.0%
Total for all directors and officers (9 persons) listed above, as a group	—	0.00%

(1)
Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.5% of Sun Pharma. As of March 31, 2022, Sun Pharma and its affiliates owned 78.5% of Taro’s outstanding ordinary shares.
(2)
Sudhir Valia is also a director of Sun Pharma. As of March 31, 2022, Sun Pharma and its affiliates owned 78.5% of Taro’s outstanding ordinary shares.

As of March 31, 2022, the directors and executive officers listed above held no options to purchase our ordinary shares.

The following table sets forth certain information regarding the ownership of our founders’ shares as of March 31, 2022. The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2022.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2022, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares. The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares. Percentage ownership is based on 37,584,631 ordinary shares outstanding as of March 31, 2022.

Name	Ordinary Shares Beneficially Owned		Percent of Ordinary Shares Outstanding
Sun	29,497,813	(1)	78.5%

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

Voting Power

As of March 31, 2022, Sun controlled 85.7% of the voting power in our Company by reason of its (i) beneficial ownership of an aggregate of 78.5% of our ordinary shares and (ii) ownership of the founders’ shares.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 85.7% of the voting power in our Company as of March 31, 2022, Taro has substantial relationships with Sun. Certain Taro Board members are also members of various Sun entities’ boards of directors, including our Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors. In addition, certain Taro officers and executives are also executives of Sun.

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

Services Arrangement

Sun and Taro renewed a services arrangement (the “Services Agreement”), effective April 1, 2021, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America.

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

Products Related Arrangements

In May 2018, Taro Canada signed an agreement with Sun’s affiliate Ranbaxy Pharmaceuticals Canada Inc., which is now Sun Pharma Canada Inc., under which Taro Canada acts as the exclusive distributor for a portfolio of Sun and Ranbaxy products in Canada. Under this agreement, Taro Canada purchases and controls inventory, and additionally, Sun and Ranbaxy pay Taro Canada a sales and distribution fee.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2022 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada. A substantial amount of these products are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see Item 4B – “Business Overview – Sales and Marketing.”

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

Taro U.S.A. reached a global resolution with the DOJ Antitrust Division and Civil Division in connection with DOJ’s multi-year investigation into the U.S. generic pharmaceutical industry. Under a Deferred Prosecution Agreement (the “Agreement”) entered into with the Antitrust Division on July 23, 2020, the DOJ filed an information relating to conduct allegedly occurring between 2013 and 2015. If Taro U.S.A. adheres to the terms of the Agreement, including paying a penalty of $205.7 million, the DOJ will dismiss the information after three years. Taro U.S.A. has paid this amount in full to the Antitrust Division. Taro U.S.A. also reached an agreement with the DOJ Civil Division on September 30, 2021, pursuant to which Taro U.S.A. voluntarily entered into a five-year corporate integrity agreement with the U.S. Department of Health and Human Services’ Office of Inspector General, and agreed to pay $213.3 million to resolve all claims related to federal healthcare programs. Taro U.S.A. has paid this amount in full to the Civil Division.

The Company, its subsidiaries and, with respect to a complaint brought by U.S. State Attorneys General (“AG”) and a complaint brought by putative classes of indirect reseller plaintiffs (“IRPs”), a former member of Taro U.S.A.’s commercial team have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by and/or on behalf of purchasers and payors of several generic pharmaceutical products in the U.S. and Canada. The lawsuits allege that the Company, its subsidiaries, and the concerned individual in the AG and IRP complaints, have conspired with competitors to fix prices, rig bids, or allocate customers with respect to certain products, and also allege an industry-wide conspiracy as to nearly all generic pharmaceutical products. Each of the cases that were filed in U.S. federal court has been transferred to the U.S. District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724. The Court had sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims. Certain cases are proceeding in discovery. The Court designated certain complaints naming Taro U.S.A. as “bellwether” cases to begin the sequencing of proceedings, and in December 2021, the Court issued an order setting certain bellwether schedules across 2022 and 2023, including related to discovery and motions practice. On November 4, 2021, a settlement was reached with the putative Direct Purchaser Plaintiff class (“DPPs”), a putative class generally comprised of wholesalers and distributors that purchased generic drug products from manufacturers, subject to final Court approval, pursuant to which Taro U.S.A. will pay a maximum of $67.6 million, subject to a reduction of up to $8 million depending on the volume of certain class members that may opt-out of the settlement.

Further, the Company has made a provision of $200.0 million for ongoing multi-jurisdiction civil antitrust matters. An amount of $140.0 million was accounted for in the year ended March 31, 2021; and an additional provision of $60.0 million was recognized in the quarter ended June 30, 2021; however, the ultimate outcome of these matters cannot be predicted with certainty. These provisions have been disclosed in the consolidated financial statements.

The Company and two of its former officers are named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., filed October 25, 2016, which is now pending in the U.S. District Court for the Southern District of New York and asserts claims under Section 10(b) of the Exchange Act against all defendants and Section 20(a) of the Exchange Act against the individual defendants. It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices. On September 24, 2018, the Court granted in part and denied in part the Company’s motion to dismiss. The case is proceeding with limited discovery.

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

The Company has completed its tax assessments with the Israel Tax Authority (“ITA”) for years through March 31, 2016. On March 28, 2022, the ITA issued a tax assessment with respect to the period ending March 31, 2017, and the total tax liability arising from the assessment as of the date of its issuance amounts to NIS 38.5 million ($12.3 million), including interest and linkage to the Israeli Customer Price Index. The Company intends to timely submit a tax objection to the ITA. With respect to the years ending March 31, 2018 and through March 31, 2020, the Company is under examination by the ITA. The Company may be also subject to examination by the ITA for the years ending March 31, 2021 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination of these years.

In June 2020, the Company was named as a defendant in a putative opioids-related class action pending in Israel, in which the claimant alleges that the Company did not provide sufficient disclosure regarding the risks associated with opioid use in alleged violation of the Israeli Consumer Protection Act. The Company filed its defense to the application for class action approval on May 2, 2021, and a preliminary hearing to address the issue may be scheduled for late 2022.

In June 2020, the Company and Taro U.S.A. were named as defendants in a complaint filed in the Zantac/Ranitidine Multi-District Litigation (“MDL”) consolidated in the U.S. District Court for the Southern District of Florida. The lawsuits name over 100 defendants, including brand manufacturers, generic manufacturers, repackagers, distributors, and retailers, involving allegations of injury caused by nitrosamine impurities. On September 4, 2020 and October 3, 2020, the MDL Court dismissed the Company and Taro U.S.A., respectively, from the master complaints without prejudice. Despite having been voluntarily dismissed from the master complaints, the Company and Taro U.S.A. were named in approximately 20 short form complaints filed by plaintiffs represented by attorneys unaffiliated with MDL leadership counsel. On July 8, 2021, the MDL court granted the generic Defendants’ motion to dismiss, the effect of which was to dismiss the Company and Taro U.S.A. with prejudice. That decision, which involves the issue of federal preemption, is up on appeal. Neither the Company nor Taro U.S.A. have been named as defendants in any of the pending state court cases involving ranitidine/Zantac of which we are aware.

In July 2019, the Company received a motion to approve a class action against 30 companies located in Haifa Bay, Israel, including the Company. The claimant, a civil association in Haifa Bay, claims that the industrial activity of the 30 companies allegedly caused higher percentages of lung cancer among Haifa Bay residents compared to the average in Israel. At this stage, the claimant seeks to receive district court approval for the motion to approve a class action. The 30 companies, including the Company, filed their defense to the class action on January 9, 2022.

Dividend Policy

We had never paid cash dividends until the fiscal year ended March 31, 2019, and we do not anticipate paying any regular cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

Subsequent to March 31, 2022, the Company received five approvals from the FDA. The Company currently has a total of twenty ANDAs awaiting FDA approval, including five tentative approvals.

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

Approval of Specified Related Party Transactions Under Israeli Law and Our Articles of Association

The Israeli Companies Law requires the approval of the audit committee, the board of directors and, in certain cases, the approval of the shareholders in that sequence, in order to effect specified related parties' transactions, other than compensatory arrangements, for which the approval of the compensation committee, board of directors and, in certain cases, the shareholders is required.

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

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this 2022 Annual Report) owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

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
•
refrain from exploiting any business opportunity of a company to receive personal gain for himself, herself, or others; and
•
disclose to the company any information or documents relating to the company’s affairs that the office holder has received as a result of his or her position in the company.

Under the Israeli Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the office holder discloses his, her, or its personal interest, including any substantial fact or document, a sufficient time before the date for discussion of the approval of such act. Any such approval is subject to the terms of the Israeli Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Compensation of Office Holders

Under the Israeli Companies Law, arrangements as to compensation of a public company’s office holders who are directors or the Chief Executive Officer require the approval of the compensation committee, the board of directors and the shareholders, in that order, except where the regulations adopted under the Israeli Companies Law provide for certain easements from those requirements. Arrangements as to compensation of a public company’s office holders who are not directors or the Chief Executive Officer generally (assuming that the arrangement conforms to the then-effective compensation policy) require the approval of the compensation committee and the board of directors in that order as detailed above in Item 6.C. –“Board Practices – Board Committees – Compensation Committee.”

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

Under the Israeli Companies Law, the office holder must disclose his personal interest without delay and no later than the first meeting of the company’s board that discusses the particular transaction. Once disclosure is made in compliance with the above disclosure requirement, if it is determined by the audit committee that the subject transaction is a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms, or that is not likely to have a material impact on the company's profitability, assets or liabilities), then the board of directors may approve the transaction, unless the company’s articles of association provide otherwise (our Articles of Association do not provide otherwise). A transaction that is adverse to the company’s interest or that is not performed by the officer holder in good faith may not be approved. If it is determined by the audit committee that the subject transaction with an office holder is an extraordinary transaction, then approval first by the company’s audit committee and subsequently by the board of directors is required. If the transaction concerns compensation, exemption, indemnification or insurance of an office holder, then it must first be approved by the company’s compensation committee and then by the board of directors, and, under certain circumstances (for directors, the Chief Executive Officer, and any executive officer whose compensation terms do not conform to the then-existing compensation policy), by the shareholders of the company, in that order. Compensation of an individual office holder, including the Chief Executive Officer (but excluding a director), that does not conform to the company’s compensation policy may be adopted under special circumstances despite failure to obtain shareholder approval if, following the relevant shareholder vote, the compensation committee followed by the board once again approves the compensation, based on renewed and specific analysis of relevant factors.

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

Director Qualifications

Our Articles of Association do not require directors to hold shares in the Company. According to the Articles, the number of directors of the Company should be not less than five or more than 25. Under the Israeli Companies Law, we must have at least two statutory external directors on the Board of Directors. See Item 6.C. – “Board Practices – Statutory External Directors –Qualifications of Statutory External Directors.”

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

Our share capital is divided into founders’ shares and ordinary shares. Holders of each paid-up share are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. All ordinary shares together entitle their holders to two-thirds of the voting power of our Company. All founders’ shares together entitle their holders to one-third of the voting power of our Company. Under our Articles of Association, an increase to the share capital, creation of preferred shares or shares with special rights, consolidation or division of share capital, cancelation of shares and reduction in share capital, require a special resolution of the shareholders, i.e. an affirmative vote of 75% of the voting power voting in person or by proxy. The rights attached to any class of shares may be modified with the consent in writing of the holders of three-fourths of the issued shares of that class or by way of a special resolution of the shareholders.

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

Restriction on Voting

In order to reduce our risk of being classified as a Controlled Foreign Corporation under the Code, we amended our Articles of Association in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the U.S. who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage U.S. persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company).

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
•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or that are instituted on our behalf or by another person or a criminal charge from which he or she is acquitted, or a criminal charge in which he or she is convicted of an offense that does not require proof of criminal intent;

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law; and
•
payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Under the Israeli Companies Law, indemnification in advance in respect to monetary liabilities to third parties is limited to those events which, in the opinion of the board of directors, are to be expected in light of the company’s actual activities when the indemnification is granted and to a sum or a standard which the board of directors determines is reasonable in the circumstances.

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

Limitations on Exemption, Insurance, and Indemnification

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
•
a breach by the office holder of his or her duty of care, which was committed intentionally or recklessly, except when it was committed solely by negligence;
•
any act or omission committed with the intent to derive an illegal personal benefit; or
•
any civil fine, monetary sanction, or forfeiture imposed against the office holder.

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

Following approval by the Audit Committee and Board of Directors and, in the case of directors, approval by our shareholders, we entered into exemption and indemnification agreements with our directors and certain officers. For further information concerning the exemption and indemnification that we provide to our office holders, please see the form of director and office indemnification agreement that serves as Exhibit 4.5 to this 2022 Annual Report.

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2022 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares, except with respect to citizens of countries which are in a state of war with Israel. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Dividends, if any, paid to our ordinary shareholders, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriated dollars at the rate of exchange prevailing at the time of conversion. Payments of dividends may be subject to withholding taxes. Israeli residents have an obligation to file reports with the Bank of Israel regarding certain transactions.

E. TAXATION

General

The following is a brief summary of the material, current income tax aspects applicable to companies in Israel with reference to its effect on us. The following also contains a discussion of material Israeli and U.S. tax consequences to our shareholders and Israeli government programs benefiting us. We cannot assure you that the tax authorities, the courts, or any other judicial or administrative authority will accept the views expressed in the discussion in question. This summary is based on the laws and regulations in effect as of the date hereof. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Holders of our ordinary shares should consult their own tax advisors as to the U.S., Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state, or local taxes.

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their worldwide taxable income. As of calendar year 2022, 2021 and 2020, the corporate tax rate has been 23.0%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise, or a Preferred/Special Preferred Technological Enterprise, as discussed below, may be considerably less. In general, Israeli companies are subject to regular corporate tax rate for their capital gain.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for productive activity, as under the regimes stipulated in the Investment Law. Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise, or a Preferred/Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel or the election of the grantee. In order to qualify for these incentives, an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise, or a Preferred/Special Preferred Technological Enterprise is required to comply with the requirements of the Investment Law. Several of our production and development facilities in Israel have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provided certain benefits, including tax exemptions and reduced tax rates for a defined period. The “Approved Enterprise” and “Benefited Enterprise” statuses were applicable to our production and development facilities through the year ending on March 31, 2020, as the Company made an irrevocable election to forego previously granted benefits and apply the tax benefits under the 2011 Amendment and/or the 2017 Amendment (as defined below).

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

Tax Benefits Before the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, generally referred to as an “Approved Enterprise”, is entitled to certain benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility within Israel in which the investment is made or the election of the grantee. A company that wished to receive benefits had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (formerly the Ministry of Industry, Trade, and Labor) (the “Investment Center”), in order to obtain such Approved Enterprise status. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set forth in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

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

Dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders, subject to the receipt, in advance, of a valid certificate from the ITA allowing for such rate, or a lower rate under an applicable tax treaty). This withholding tax is deducted at source by the company. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After such period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. In addition, a company that pays a dividend out of tax-exempt income attributed to its Approved Enterprise will be subject to tax in respect of the amount of the dividend distributed (grossed up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above. We have elected to use the Alternative Benefits Program through the year ended March 31, 2020, but currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

On November 15, 2021, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises (“Exempt Profits”). The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, the company must invest certain amounts in productive assets and research and development in Israel. In parallel to the temporary amendment, the law was also amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004 but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the date on which the 2005 Amendment entered into effect (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

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

Tax benefits are available under the 2005 Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (and subject to certain conditions stipulated under law). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment in fixed assets in the Benefited Enterprise that meets all the conditions set forth in the amendment for tax benefits and that exceeds a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a Benefited Enterprise status with respect to the investment and may be made over a period of no more than three years ending on the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted-average of the applicable rates.

The benefits period is subject to a limitation of 7 to 10 years from the Commencement Year (the “Commencement Year” being defined as the later of: (i) the first tax year in which the company derives income for tax purposes from the Benefited Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

Under the alternative benefits program, dividends paid out of income attributed to a Benefited Enterprise will be treated similarly to payment of dividends by an Approved Enterprise. Therefore, dividends paid to Israeli shareholders out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate of 15% or such lower rate as may be provided in an applicable tax treaty). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend out of income attributed to its Benefited Enterprise during the tax exemption period, will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.

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

Our facilities in Israel have received Approved Enterprise status which entitles us to receive certain tax benefits, which were applicable through the tax year ended on March 31, 2020. In the years ended March 31, 2020 and March 31, 2019, we had two active plans, one Approved Enterprise under the Alternative Benefits Program (Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements. Under Plan 5 (benefit period starting 2007), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter. With respect to Plan 5, given the high level of investments in such plan, we met the conditions to qualify as a “High Level Foreign Investment Company” which entitled Plan 5 to an additional five years of benefits, subject to receipt of approval from the Israeli Investment Center (“IIC,” now called the “Authority for Investments and Development of the Economy and Industry”). On November 5, 2019, we received an approval for additional five years of reduced tax rates for such plan subject to meeting certain pre-agreed additional conditions that will be examined by the IIC at the end of the extension period. Under Plan 6 (benefit period starting 2010), we were entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

All of these programs were subject to the time limits imposed by the Investment Law and based upon the level of foreign ownership in the company in each tax year.

Tax benefits under the 2011 Amendment and 2017 Amendment

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly-owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to reduced corporate tax rates. These corporate tax rates were changed through the years and from 2017 and thereafter, the corporate tax rate for a Preferred Enterprise which is located in a specified development zone is 7.5% while the reduced corporate tax rate for other development zones is 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as that term is defined in the Investment Law) would be entitled, during a benefits period of ten years, to further reduced tax rates of 8%, or to 5%, if the Special Preferred Enterprise is located in a specified development zone.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, subject to the receipt, in advance, of a valid certificate from the ITA allowing for such tax rate or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax will be withheld (although if such dividends are subsequently distributed to individuals or a non-Israeli company, the previously mentioned tax rate will apply).

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

The New Technological Enterprise Incentives Regime – Amendment 73 to the Investment Law

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment is based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project and introduced the incentive regimes of “Preferred Technological Enterprise” and of “Special Preferred Technological Enterprise,” as described below. These new regimes are in addition to the other existing tax incentives regimes under the Investment Law. The new incentives regime will apply to “Preferred Technological Enterprises” that meet the “Preferred Enterprise” conditions and certain additional conditions, including, all of the following:

•
The Enterprise’s R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% on average, out of the total revenue of the Company owning the Enterprise or exceed NIS 75 million (approximately $23 million) per year; and
•
The Company owning the Enterprise must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employees of which their salaries are fully allocated to R&D expenses; (2) a venture capital investment of an amount of NIS eight million (approximately $2.4 million) was previously made in the company, provided that the company did not change its field of business after the investment; or (3) growth in sales (assuming the Company’s sales in the current tax year and in each of the three preceding years was at least NIS ten million (approximately $3 million)) or workforce (assuming the Company’s workforce in the current tax year and in each of the three preceding years included a least 50 employees) by an average of 25% in the course of three years preceding the tax year in comparison to the prior tax year.

Alternatively, in lieu of meeting the above conditions, it is possible to meet the conditions prescribed by the Chief Scientist in the Ministry of Economy and Industry in consultation with the Director General of the Ministry of Finance and with the approval of the Minister of Finance, as prescribed within the Encouragement of Capital Investments (conditions indicating that the enterprise is promoting innovation for the purpose of its characterization as a Preferred Technological Enterprise) - 2019 (“Innovation Promoting Enterprise Regulations”), and receive an approval from the Ministry of Economy and Industry confirming the compliance with the aforesaid conditions, indicating that the enterprise is an “Innovation Promoting Enterprise”.

A “Special Preferred Technological Enterprise” is an enterprise that meets the “Preferred Technological Enterprises” conditions, and in addition is a part of a group of companies that have total annual consolidated revenues of at least NIS ten billion (approximately $3 billion).

A “Preferred Technological Enterprise” satisfying the required conditions will enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone A. These corporate tax rates shall generally be limited to the portion of intellectual property developed in Israel, subject to the “NEXUS approach.” In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, if the sale was pre-approved by the IIA.

A “Special Preferred Technological Enterprise” satisfying the required conditions will enjoy a further reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel, subject to the “NEXUS approach.” In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, subject to the receipt, in advance, of a valid certificate from the ITA allowing for such rate, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate may be reduced to 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We have evaluated the likely effect of the 2017 Amendment as well as the Company’s compliance with the applicable threshold conditions and believe that the Company qualifies as a Special Preferred Technological Enterprise starting with the fiscal year beginning on April 1, 2020.

Also, on October 4, 2021, the Company received an approval from the Ministry of Economy and Industry stating that it is in compliance with Section 2 of the Innovation Promoting Enterprise Regulations, indicating that the enterprise is an “Innovation Promoting Enterprise” starting from 2019 and through 2021.

The Company is currently pursuing the renewal of the Innovation Promoting Enterprise approval for 2022 to 2024.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”) provides several tax benefits for Industrial Companies. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company, and at least 90% of its income in any tax year (other than income from certain government loans), is generated from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under Section 3A of the Israeli Income Ordinance (New Version) 1961. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Economic Efficiency Law (Legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget)

On November 2, 2021, the Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget) (“Budget Bill”) was legislated. As part of the Budget Bill, Section 74 of the Investment Law was amended. Section 74(d)(4)(b) of the Investment Law was canceled, which had enabled companies with accumulated tax-exempt profits that were distributing dividends to source such dividends wholly using their non-exempt income. Hence, any distribution out of Approved Enterprise or Benefitted Enterprise profits now entails the distribution of a pro-rata portion of tax-exempt profits (and the recapture of tax thereof). The tax recapture (“Clawback Tax”) is the tax from which the company was exempt at the time such tax-exempt profits were generated, depending on the level of foreign investment in the company at such time (at a rate of 10%-25%).

Also, Section 74(d1) of the Investment Law, which compels companies with accumulated tax-exempt profits to attribute a pro-rata portion of the distribution to their tax-exempt profits upon a deemed dividend distribution (in accordance with the provisions of Section 51(h) and 51B(b) of the Encouragement Law) or an actual dividend distribution, and apply Clawback Tax thereof, was legislated. These changes are in effect with regards to dividends distributed starting from August 15, 2021.

“Trapped Profits” Law - Temporary Order

The Budget Bill also enables Israeli companies that have accumulated tax-exempt profits (“trapped profits”), which are generally subject to Clawback Tax upon their distribution, to “release” such profits with up to a 60% “discount” on the applicable capital income tax (CIT) (Clawback Tax), but not less than a 6% CIT rate. The applicable CIT rate is determined based on a formula that considers the ratio of the “released” profits out of the tax-exempt profits and the original CIT the company was exempt from (maximum benefit is reached if the entire amount of tax-exempt profits is “released”).

To be eligible for this benefit, the company must meet the “designated investment” requirement within five years from the tax year in which it “released” the trapped profits (detailed rules apply). This amount should be invested in the purchase of productive assets, research and development expenses in Israel, or the salaries of additional employees. This Temporary Order is in force for tax-exempt profits that will be “released” (without the requirement to distribute those profits) during a one-year period beginning on November 15, 2021.

Grants under the Encouragement of Research, Development and Technological Innovation Law, 5744-1984

The IIA established pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (the “Research Law”, as amended) incentives for R&D programs of Israeli companies that meet specified criteria and are approved by the IIA. Such companies are generally eligible for grants of up to 50% of the project’s approved expenditures, as determined by the IIA, and are committed to return such grants by the payment of royalties from the sale of products developed as part of the programs under which the grants were given.

The Company received grants from the IIA. Regulations under the Research Law, as amended generally provide for the payment of royalties to the IIA of 3%-6% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment of such royalties is required. The outstanding balance of the grants will be subject to interest at a rate equal to the 12-month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year in which the program has been approved. In this regard, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it will no longer persuade or require banks to submit rates for LIBOR after January 1, 2022. Accordingly, there is an uncertainty regarding the interest accrued to the IIA funding. To date, IIA has not issued any clarification regarding an alternative interest to be used instead of the LIBOR. Following the full repayment of all the outstanding liabilities in connection with such grants, including the accrued interest thereof, there is no further liability for such royalties. However, even after the repayment of such liabilities in full, we will remain subject to the limitations set forth under the Research Law, including inter alia on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given. Grant recipients are required to notify the IIA of events enumerated in the Research Law and the IIA directives.

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

Extent of manufacturing volume outside of Israel	Royalties to the IIA as a percentage of grant
Less than 50%	120%
between 50% and 90%	150%
90% and more	300%

Despite the general approval requirement, a transfer outside of Israel of up to 10% of the manufacturing rights will not require the pre-approval of the IIA, but rather a notification to the IIA, which may block such transfer within 30 days.

The know-how developed within the framework of the IIA programs may not be transferred to third parties outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded program to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the IIA directives, which cannot exceed six times of the total grant amount plus interest. Upon payment of such redemption fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Research Law.

Under the Research Law and the regulations thereunder with regard to know-how developed with IIA funding outside of Israel (the “Licensing Rules”), grant recipient may enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees, calculated in accordance with the Licensing Rules. The payment of the license fees will not discharge grant recipient from the obligations to pay royalties or other payments to the IIA or from other restrictions under the Research Law. The maximum amount payable to the IIA under the Licensing Rules shall not exceed 6 times the amount of the grants received plus LIBOR interest.

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

Expenditures that are not approved, but qualify for deduction, are deductible over a three-year period, from the first year that the expenditures were made. However, the amount of any government grants made available are subtracted from the amount of expenses which may be deducted.

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

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “Substantial Shareholder” at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at the rate of 25% so long as the shares are traded on a stock exchange and are registered with a Nominee Company (whether the recipient is a substantial shareholder or not). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15% (and 20% with respect to Preferred/Special Preferred Enterprise or Preferred/Special Preferred Technological Enterprise), unless a further reduced tax rate is provided under an applicable tax treaty, all subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced rate. For example, under the Convention Between the Government of the U.S. and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise, Preferred/Special Preferred Enterprise, or Preferred/Special Preferred Technological Enterprise that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise, Preferred/Special Preferred Enterprise or Preferred/Special Preferred Technological Enterprise that are subject, under certain conditions stipulated in the treaty, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise, Preferred/Special Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the various types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli company, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) right in a foreign resident company, which in essence represents, directly or indirectly, right to property located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is, generally, a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale (under certain circumstances, linkage to a foreign currency may or shall be used to determine the inflationary surplus). The real capital gain is the excess of the total capital gain over the inflationary surplus. Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 23.0% since the start of calendar year 2018, if generated by a company, or at the rate of 25.0% (or 30.0% for Substantial Shareholder), if generated by an individual from the sale of an asset purchased on or after January 1, 2012. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47%, excluding excess tax, for an individual in 2021).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares of Israeli resident Company, listed on a non-Israeli stock exchange, provided, inter alia, that certain conditions are met. The main conditions are that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were not purchased from a “relative” or as part of a tax-exempt reorganization; and (iii) the capital gains from shares being sold are neither subject to section 101 of the Israeli Income Tax Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly, alone or together with another. Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). For example, under the U.S.-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is both a U.S. resident (for purposes of that treaty) holding the ordinary shares as a capital asset and entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless either (i) such Treaty U.S. Resident if an individual has been present in Israel for a period or periods aggregating to 183 days or more during the applicable taxable year; or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting rights during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gain arising from such sale, exchange, or disposition is attributable to a permanent establishment of the Treaty U.S. Resident maintained in Israel; or (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel or to royalties. In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

Excess Tax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 in 2021 (the amount is linked to the annual change in the Israeli consumer price index). Such excess tax is imposed on almost any type of income, including, but not limited to, dividends, interest and capital gain.

Israeli Transfer Pricing Regulations

Section 85A of the Tax Ordinance and the regulations promulgated thereunder generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.

U.S. Federal Income Tax Considerations

Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a holder of our ordinary shares (a “U.S. Holder”) that is:

•
a citizen or resident of the U.S.;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;
•
an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

In addition, certain material aspects of U.S. federal income tax relevant to a holder who is not a partnership and is not a U.S. Holder (a “Non-U.S. Holder”) are discussed below.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares.

This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to own our ordinary shares.

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could materially affect the continued validity of this discussion and the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

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

In addition, this discussion does not address any aspect of state, local, or non-U.S. tax laws and does not consider the possible application of U.S. federal gift or estate tax or the Medicare tax on net investment income.

Each holder of ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

Taxation of Ordinary Shares

Taxation of Distributions Paid On Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is actually or constructively received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” eligible to be taxed at the preferential rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that (1) (a) our ordinary shares are readily tradable on an established securities market in the U.S. or (b) we qualify for benefits under an income tax treaty with the U.S. which includes an information exchange program and such treaty is determined by the U.S. Internal Revenue Service (“IRS”), to be satisfactory, (2) we are not a passive foreign investment company (“PFIC”) (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) the U.S. holders satisfy certain minimum holding period requirements. Our shares are now traded on the NYSE and we believe the requirements of (1)(a), (1)(b) and (2) are met. Therefore, dividends on our shares would qualify as qualified dividend income so long as a U.S. Holder meets requirement (3).

You should consult your tax advisor regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Any dividends paid by us to a U.S. Holder on our ordinary shares will be treated as foreign source income and will generally be categorized as “passive income” for U.S. foreign tax credit purposes. Subject to the limitations in the Code, as modified by the U.S.-Israel Tax Treaty, a U.S. Holder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares. U.S. Holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a U.S. Holder of ordinary shares you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange, or other taxable disposition of our ordinary shares, a U.S. Holder will recognize a capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the ordinary shares, which is usually the cost of such shares in USD, and the amount realized on the disposition in USD. Any gain or loss recognized upon the sale, exchange, or other taxable disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange, or other taxable disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. Holders, capital gains generally are subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations. U.S. Holders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a U.S. Holder on the sale, exchange, or other taxable disposition of our ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. In certain instances, a U.S. Holder who is subject to tax in Israel on the sale of our shares and who is entitled to the benefits of the U.S.-Israel Tax Treaty may treat such gain as Israeli source income and thus could, subject to other U.S. foreign tax credit limitations, credit the Israeli tax on such sale against such U.S. Holder’s U.S. federal income tax on the gain from that sale.

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

Based on our income, assets, and business activities, we do not believe that we are a PFIC. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we were characterized as a PFIC for any taxable year, a U.S. Holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a U.S. Holder holds ordinary shares in any year in which we are treated as a PFIC, such U.S. Holder will be subject to additional tax form filing and reporting requirements (including additional filing requirements under recently-enacted legislation).

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the sale, exchange or other taxable disposition of our ordinary shares, unless:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, in the case of a resident of a country which has a tax treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S.;
•
the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; or
•
the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the U.S. on, or the proceeds from the taxable disposition of, our ordinary shares, unless the U.S. Holder is an exempt recipient. U.S. Holders are also generally subject to backup withholding on dividends paid in the U.S. on, or the proceeds from the taxable disposition of, our ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the taxable disposition of, ordinary shares. Such holders, however, may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the U.S. or through certain U.S.-related financial intermediaries.

The amount of any backup withholding may be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices and on our website at www.taro.com. The information contained on our website does not constitute part of this 2022 Annual Report.

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

In 2022, 67% of our revenue was generated in USD. However, the remainder of our sales was primarily denominated in the local currencies of the countries in which the sales occurred. As a result, our reported profits and cash flows are exposed to changing exchange rates. If these foreign currencies weaken relative to the USD, the earnings generated in these foreign currencies will, in effect, decrease when converted into USD, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-USD revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2022.

Foreign Exchange Transactions

During the year ended March 31, 2022, Taro Canada recorded a gain of $1.7 million compared to a gain of $0.1 million in 2021, reflecting the unfavorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents and marketable securities in Canada. Prior to April 1, 2019, the functional currency of the Company’s Canadian subsidiary was the CAD. Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD. As a result of this change, there is no longer an effect of exchange differences on intercompany balances related to Taro Canada’s transactions with Taro U.S.A. Refer to Item 5 and Note 2.b. for additional details on Taro Canada’s change in functional currency.

During the year ended March 31, 2022, Taro Israel recorded a gain of $0.2 million compared to a loss of $0.5 million in 2021.

The Company enters into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in USD due to changes in the respective exchange rates.

On March 31, 2022, the forward contracts to purchase the NIS are for a total amount of $55,250, at a weighted-average forward rate of 3.17 NIS per USD, which are settled in seventeen (17) monthly settlements of $3,750 for ten (10) months, $3,250 for one (1) months, and $2,500 for five (5) months. The Company recorded a net gain (loss) of $93, $190, and $178 for the years ended March 31, 2022, 2021, and 2020, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $20,842, at a weighted-average forward rate of CAD 1.25 per USD, which are settled in ten (10) monthly installments of approximately $2,105 for ten (10) months. The Company recorded a net gain (loss) of $0, $267, and ($629) for the years ended March 31, 2022, 2021, and 2020, respectively, for the contracts to purchase the CAD.

On March 31, 2022, the Company had derivative instruments designated as hedging instruments. Refer to Note 10 for additional details on hedging instruments. There is no collateral for these hedges.

Interest Rate Risk

Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.
Disclosure Controls and Procedures

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this 2022 Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Taro’s Management assessed the effectiveness of the Group’s internal control over financial reporting as of March 31, 2022. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, Management has concluded that, as of March 31, 2022, Taro’s internal control over financial reporting is effective based on those criteria.

In the fourth quarter of fiscal year ending March 31, 2022, we completed the Alchemee acquisition. Management excluded Alchemee from our evaluation of internal control over financial reporting. This exclusion is in accordance with the guidance issued by the SEC that allows companies to exclude acquired companies from management’s report on internal control over financial reporting for the first year after the acquisition. The combined total assets, excluding goodwill and identifiable intangible assets, for Alchemee represent less than 5% of our consolidated assets as of March 31, 2022. The combined total revenues of Alchemee represent less than 5% of our consolidated revenues for the year ended March 31, 2022.

c.
Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2022, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel, as stated in their report, which is included on pages F-2 and F-3 of this 2022 Annual Report.

d.
Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting. We are in the process of integrating Alchemee, formerly The Proactiv Company (TPC), which was recently acquired, into our overall internal control over financial reporting process. Other than this ongoing integration, there were no changes to our internal control over financial reporting that occurred during the fiscal year ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Linda Benshoshan, the Chairwoman of the Audit Committee, is an audit committee financial expert, as defined by applicable SEC regulations, and is independent in accordance with applicable SEC and NYSE regulations. See

Item 6.A. – “Directors, Senior Management and Employees – Directors and Senior Management” for a summary of Linda Benshoshan’s relevant professional experience.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft – BDO Member Firm, for the years ended March 31, 2022 and 2021, respectively.

	Year ended	Year ended
	March 31, 2022	March 31, 2021
	(in millions)
Audit fees	$0.77	$0.74
Tax fees	0.07	0.03
Other fees	0.02	0.02
Total	$0.86	$0.79

The audit fees for the years ended March 31, 2022 and 2021, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory, or regulatory audits of us and our subsidiaries, consents, and assistance with review of documents filed with the SEC. All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the Audit Committee.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditors’ work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Ziv Haft. These services may include audit services, audit-related services, tax services, and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, Ziv Haft and our management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

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

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares. On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares. In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share. During the year ended March 31, 2022, in accordance with a Rule 10b5-1 program, the Company repurchased 341,413 shares at an average price of $73.03 per share. Through May 31, 2022, under the $300 million authorization, the Company has repurchased, in total, 954,165 shares (280,719 at an average price of $91.00, 332,033 at an average price of $75.23 and 341,413 shares at an average price of $73.03), leaving $224.5 million remaining under the current board authorization.

The table below presents a summary of the ordinary shares repurchased by the Company under the new authorization and classified as treasury stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet be Purchased Under the Program (in thousands)
November 1, 2019 - November 30, 2019	—	$—	—
December 1, 2019 - December 31, 2019 (1)	280,719	$91.00	280,719
January 1, 2020 - November 30, 2020	—	$—	280,719
December 1, 2020 - December 31, 2020 (2)	53,328	$71.29	334,047
January 1, 2021 - January 31, 2021	95,816	$76.23	429,863
February 1, 2021 - February 28, 2021	85,345	$76.17	515,208
March 1, 2021 - March 31, 2021	97,544	$75.58	612,752
April 1, 2021 - April 30, 2021	92,360	$74.41	705,112
May 1, 2021 - May 31, 2021	83,615	$72.94	788,727
June 1, 2021 - June 30, 2021	78,742	$73.37	867,469
July 1, 2021 - July 30, 2021	83,259	$71.29	950,728
August 1, 2021 - August 31, 2021	3,437	$72.59	954,165
September 1, 2021 - May 31, 2022	—	$—	954,165
Total	954,165	$79.08		$224,542

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2022 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2022 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1) (P)*

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)

2.1	Form of ordinary share certificate (1) (P)*

2.2*	Description of Taro Pharmaceutical Industries Ltd. Ordinary Shares

4.1	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (3) (P)*

4.2	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.3	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.4*	Compensation Policy for Office Holders

4.5*	Indemnification Agreement Template

8*	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13*	Certification of the Chief Executive Officer, Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101 SCH*	Inline XBRL Taxonomy Extension Schema Document

101 CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101 DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101 LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101 PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* filed herewith

(P)
Paper exhibits
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
(5)
Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2022 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ William Coote
William Coote
Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: July 25, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Group”) as of March 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated July 21, 2022 expressed an unqualified opinion thereon.

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

Revenue recognition – sales deductions

As described in Notes 2 and 5 to the consolidated financial statements, when the Group records revenue from the sale of its pharmaceutical products, the Group records an estimate of various sale deductions in the same financial reporting period. These sales deductions include chargebacks, product returns, rebates and other sale deductions and require significant management’s judgment. These sale deductions mainly apply to the sales within the United States. As of March 31, 2022 the consolidated reserves for chargebacks, product returns, rebates and other sale deductions were $267 million.

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
•
Evaluating the reasonableness of management’s assumptions relating to sales deductions through: (i) evaluating the reasonableness of the methodology and the accuracy of computations used by management, (ii) assessing historical accuracy of the Group’s estimates in previous years and the effect of any adjustments to prior years’ accruals in the current year’s results, (iii) assessing the reasonableness of assumptions used against current year activity and other relevant data, (iv) assessing the completeness and accuracy of inventory information at wholesale customers, and(v) testing a sample of sales deductions processed by the Group, including evaluating those deductions for consistency with the contractual terms of the Group’s revenue arrangements.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

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
•
Utilizing personnel with specialized skill and knowledge in tax to assist in evaluating technical merits, reasonableness of management’s judgments and assumptions used in uncertain tax positions calculations and the overall reasonableness of conclusions reached through: (i) obtaining an understanding and assessing tax positions, transfer pricing studies and the Group’s compliance with applicable laws and regulations, (ii) developing an independent assessment based on our understanding and interpretation of tax laws, (iii) inspecting settlement documents with applicable taxing authorities, and (iv) assessing the expiration of statutes of limitations.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

We have served as the Group's auditor since 2010.

Tel Aviv, Israel

July 21, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on Internal Control over Financial Reporting

We have audited Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Group’s”) internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Group as of March 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2022, and the related notes and our report dated July 21, 2022 expressed an unqualified opinion thereon.

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

As indicated in the accompanying Item 15b., Report of Taro Management on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Alchemee, which was acquired on February 28, 2022, and which is included in the consolidated balance sheets of the Company as of March 31, 2022, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year then ended. Alchemee constituted 4% and 3% of total assets and net assets, respectively, as of March 31, 2022, and 2% and 5% of revenues and net income, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Alchemee because of the timing of the acquisition which was completed on February 28, 2022. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Alchemee.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

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

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

Tel Aviv, Israel

July 21, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$251,134	$605,177
Short-term bank deposits	47,586	—
Marketable securities	522,028	418,480
Accounts receivable and other:
Trade, net	246,972	213,539
Other receivables and prepaid expenses	59,727	53,347
Inventories	210,439	180,292
TOTAL CURRENT ASSETS	1,337,886	1,470,835
LONG-TERM MARKETABLE SECURITIES	435,189	557,209
PROPERTY, PLANT AND EQUIPMENT, NET	199,692	205,508
DEFERRED INCOME TAXES	124,882	142,007
GOODWILL	11,820	7,191
OTHER ASSETS	66,893	24,123
TOTAL ASSETS	$2,176,362	$2,406,873

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable:
Trade payables	$68,232	$61,166
Other current liabilities	363,886	615,135
TOTAL CURRENT LIABILITIES	432,118	676,301
LONG-TERM LIABILITIES:
Deferred income taxes	—	1,907
Other long-term liabilities	32,799	33,208
TOTAL LONG-TERM LIABILITIES	32,799	35,115
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	464,917	711,416
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2022 and March 31, 2021: 200,000,000 shares;
Issued at March 31, 2022 and March 31, 2021: 45,116,262 shares
Outstanding at March 31, 2022 and March 31, 2021:
37,584,631 and 37,926,044 shares, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2022 and March 31, 2021:
2,600 shares	1	1
Additional paid-in capital	262,445	262,445
Accumulated other comprehensive loss, net of taxes	(168,965)	(151,621)
Treasury stock at March 31, 2022 and March 31, 2021:
7,531,631 and 7,190,218 shares, respectively	(771,406)	(746,472)
Accumulated earnings	2,388,691	2,338,617
Taro shareholders' equity	1,711,445	1,703,649
Non-controlling interest	—	(8,192)
TOTAL SHAREHOLDERS’ EQUITY	1,711,445	1,695,457
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,176,362	$2,406,873

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2022	2021	2020
Sales, net	$561,347	$548,970	$644,769
Cost of sales	268,212	252,314	245,044
Impairment	13	—	—
Gross profit	293,122	296,656	399,725
Operating expenses:
Research and development	54,540	60,152	59,777
Selling, marketing, general and administrative	113,677	91,355	93,413
Settlements and loss contingencies	61,446	558,924	—
	229,663	710,431	153,190
Operating income (loss)	63,459	(413,775)	246,535
Financial income, net	(10,172)	(19,809)	(48,482)
Other gain, net	4,227	2,893	3,018
Income (loss) before income taxes	77,858	(391,073)	298,035
Tax expense	19,592	9,667	53,485
Net income (loss)	58,266	(400,740)	244,550
Net (loss) income attributable to non-controlling interest	—	(14,087)	309
Net income (loss) attributable to Taro	$58,266	$(386,653)	$244,241

Net (loss) income per ordinary share attributable to Taro:
Basic and Diluted	$1.55	$(10.12)	$6.35
Weighted-average number of ordinary shares used to compute net income (loss) per share:
Basic and Diluted	37,641	38,210	38,460

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Years ended March 31,
	2022	2021	2020
Net income (loss) attributable to Taro	$58,266	$(386,653)	$244,241
Other comprehensive (loss) income:
Change in unrealized (loss) gain from marketable securities	(17,029)	7,738	(16,415)
Change in unrealized (loss) gain from hedging instruments	(315)	3,678	(2,513)
Foreign currency translation adjustments	—	—	(1)
Total other comprehensive (loss) income attributable to Taro	(17,344)	11,416	(18,929)
Total comprehensive income (loss) attributable to Taro	$40,922	$(375,237)	$225,312

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
				Accumulated
			Additional	Other			Total Taro	Non-	Total
	Number of	Share	Paid-in	Comprehensive	Treasury	Retained	Shareholders'	controlling	Shareholders’
	Shares	Capital	Capital	(Loss)	Shares	Earnings	Equity	Interest	Equity
Balance at March 31, 2019	38,539	$680	$262,445	$(144,108)	$(694,510)	$2,481,029	$1,905,536	$5,586	$1,911,122
Repurchase of treasury stock	(281)	—	—	—	(26,984)	—	(26,984)	—	(26,984)
Comprehensive loss, net of tax	—	—	—	(18,929)	—	—	(18,929)	—	(18,929)
Net income	—	—	—	—	—	244,241	244,241	309	244,550
Balance at March 31, 2020	38,258	$680	$262,445	$(163,037)	$(721,494)	$2,725,270	$2,103,864	$5,895	$2,109,759
Repurchase of treasury stock	(332)	—	—	—	(24,978)	—	(24,978)	—	(24,978)
Comprehensive income, net of tax	—	—	—	11,416	—	—	11,416	—	11,416
Net loss	—	—	—	—	—	(386,653)	(386,653)	(14,087)	(400,740)
Balance at March 31, 2021	37,926	$680	$262,445	$(151,621)	$(746,472)	$2,338,617	$1,703,649	$(8,192)	$1,695,457
Repurchase of treasury stock	(341)	—	—	—	(24,934)	—	(24,934)	—	(24,934)
Comprehensive income, net of tax	—	—	—	(17,344)	—	—	(17,344)	—	(17,344)
Transaction with minority interest	—	—	—	—	—	(8,192)	(8,192)	8,192	—
Net income	—	—	—	—	—	58,266	58,266	—	58,266
Balance at March 31, 2022	37,585	$680	$262,445	$(168,965)	$(771,406)	$2,388,691	$1,711,445	$—	$1,711,445

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$58,266	$(400,740)	$244,550
Adjustments required to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	25,915	23,680	21,383
Realized loss on sale of long-lived assets	689	92	28
Change in derivative instruments, net	(631)	(236)	(2,649)
Effect of exchange differences on intercompany balances	(2)	—	—
Foreign exchange effect of marketable securities and bank deposits	(447)	(4,588)	(11,600)
Deferred income taxes, net	23,200	(38,413)	7,584
(Increase) decrease in trade receivables, net	(6,229)	21,683	2,724
(Increase) decrease in other receivables, prepaid expenses and other	(3,010)	(7,235)	1,247
Increase in inventories, net	(2,069)	(27,219)	(4,994)
(Increase) decrease in income tax receivables	(2,441)	(9,090)	10,890
(Decrease) increase in trade payables	(2,129)	32,308	(6,202)
(Decrease) increase in other accounts payable and accrued expenses	(263,661)	454,609	1,423
Increase (decrease) in income tax payables	512	(4,397)	5,561
Expense from amortization of marketable securities bonds, net	13,339	5,316	1,660
Net cash (used in) provided by operating activities	(158,698)	45,770	271,605

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2022	2021	2020
Cash flows from investing activities:
Purchase of property, plant and equipment	(11,800)	(16,991)	(26,631)
Investment in other intangible assets	(243)	(161)	(1,783)
Investment in short-term bank deposits, net	(47,586)	—	—
Investment in marketable securities	(828,203)	(1,132,501)	(1,222,190)
Proceeds from marketable securities	809,119	1,217,386	952,421
(Investment in) proceeds from acquisitions, net of sale of long-lived assets	(99,275)	8	21
Cash acquired from acquisition	7,407	—	—
Net cash (used in) provided by investing activities	(170,581)	67,741	(298,162)
Cash flows from financing activities:
Repurchase of treasury stock	(24,934)	(24,196)	(26,984)
Net cash used in financing activities	(24,934)	(24,196)	(26,984)
Effect of exchange rate changes on cash and cash equivalents	170	2,508	(556)
(Decrease) increase in cash and cash equivalents	(354,043)	91,823	(54,097)
Cash and cash equivalents at the beginning of the period	605,177	513,354	567,451
Cash and cash equivalents at the end of the period	$251,134	$605,177	$513,354
Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Income taxes	$7,753	$29,377	$54,536
Cash received during the year for:
Income taxes	$2,351	$4,093	$24,331
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,468	$2,997	$1,477
Investment in intangible assets on credit	$—	$15	$—
Non-cash financing transactions:
Purchase of treasury stock	$—	$782	$—
Purchase of marketable securities	$3,848	$9,417	$9,159

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

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains, and mass merchandisers. In Canada, the Group also sells and distributes to hospitals. In Israel, the Group sells and distributes its products principally to healthcare institutions, drug store chains, and private pharmacies.

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

While non-compliance with Government Agencies’ regulations can result in refusal to allow country entry, seizure, fines, or injunctive actions to prevent the sale of products, no material actions against the Group or its products have recently occurred. The Group believes that it is in material compliance with all Government Agencies’ regulations.

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

Sun Pharmaceutical Industries Ltd. (“Sun”), the Company’s majority shareholder, owns, or controls as of March 31, 2022, 29,497,813, or 78.5%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 85.7% of the vote attributable to the share equity of the Company. As of July 20, 2022, Sun owns, or controls 78.5% of the Company’s ordinary shares and 85.7% of the voting power in the Company.

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares. On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares. In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share. During the year ended March 31, 2022, in accordance with a Rule 10b5-1 program, the Company repurchased 341413 shares at an average price of $73.03 per share. Through May 31, 2022, under the $300 million authorization, the Company has repurchased, in total, 954,165 shares (280,719 at an average price of $91.00, 332,033 at an average price of $75.23 and 341,413 shares at an average price of $73.03), leaving $224.5 million remaining under the current board authorization.

In December 2019, COVID-19, a disease caused by a strain of coronavirus, was first reported, and later declared a pandemic by the World Health Organization in March 2020, spreading globally. It has affected Israel and Canada, where most of our manufacturing takes place, and spread throughout each state in the U.S., our largest market. The COVID-19 pandemic has disrupted global supply chains, created significant volatility of global financial markets, negatively impacted the global economy, and also our U.S. sales. Additionally, it has impacted our business and may materially affect our operations, including manufacturing, supply chain, pre-commercial launch, and clinical trial activities should the pandemic persist.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Countries, states, and local governments instituting measures to reduce the spread of COVID-19 have impacted our operations with significant disruptions, uncertainty and economic volatility, higher costs, and capital expenditures. Such measures include quarantines, government restrictions on movement, business closures and suspensions, canceled events and activities, self-isolation, and other voluntary and/or mandated changes in behavior. Our offices are or have been operating under work from home protocols, and our manufacturing and distribution facilities have instituted policies and procedures to protect our employees and operations, including social distancing, the supply and use of personal protective equipment, split shifts and health assessments. We had and, in some instances, continue to have to suspend in-person activities of our field employees because of restrictions on meetings instituted by our customers. These protocols, policies, procedures, and suspension of activities have affected our business operations.

On July 31, 2020, Taro Pharmaceuticals, Inc. completed the purchase of Aquinox Pharmaceuticals (Canada) Inc. (“Aquinox”), a wholly-owned subsidiary of Neoleukin Therapeutics, Inc., including intellectual property rights to various early stage molecules. Pursuant to the agreement, Taro acquired all issued and outstanding shares of Aquinox for $8 million.

On June 1, 2021, Taro Pharmaceuticals Inc. purchased 100% of the issued and outstanding shares of Taro Pharmaceuticals U.S.A., Inc. for nominal value. The shares were purchased from Taro Pharmaceutical Industries Ltd. and The Taro Development Corporation (a company owned indirectly by Sun Pharmaceutical Industries Ltd.) as follows: Five (5) class A shares of common stock and one-hundred fifty (150 class B shares were acquired from Taro Pharmaceutical Industries Ltd., and five (5) class A shares were acquired from The Taro Development Corporation.

On February 28, 2022, the Company acquired 100% ownership of Alchemee LLC (“Alchemee”), pursuant to a Share and Asset Purchase Agreement. Taro paid an all-cash purchase price for Alchemee of approximately $99 million, which included all outstanding shares of Alchemee, product-related intellectual properties, intangible assets, and assembled workforce. This acquisition qualified as a business combination and the one month's financial results from the acquisition have been included in the Company's consolidated financial statements commencing February 28, 2022.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

a.
Use of estimates:

The consolidated financial statements are prepared in conformity with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgements, and assumptions. Management believes that the estimates, judgements and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgements and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Group’s most critical estimates are used in its determination of its sales incentives reserves, accounts receivable allowance, inventory reserves, income taxes, uncertain tax positions, fixed assets, intangible assets, derivative instruments, and contingencies. Estimates are periodically reviewed in light of changes in circumstances, facts and experience.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD. FASB ASC Topic 830, “Functional Currency Matters,” requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change. Management determined it would enact this change effective on April 1, 2019. While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment, in which Taro Canada operates, have evolved over time. As part of management’s functional currency assessment, changes in economic facts and circumstances were considered. This included analysis of changes in: management of operations, process, and in the composition of cash and marketable securities balances. The Company has centralized different functions, including treasury and investment portfolio measurement, which resulted in a stronger focus on the USD currency for Taro Canada. Additionally, as budgeting has also been centralized for the Company, Taro Canada has implemented budgeting in USD, whereas this was previously performed in CAD. Taro Canada’s cash inflows consist primarily of USD cash balances and less of CAD, as also reflected in the budget. The transfer of significant intangible assets to Taro Canada, as a result of the winding down of TNA, has reduced the relevance of the foreign currency position on the balance sheet of Taro Canada. The Group decided to focus Taro Canada’s sales market as the U.S. market, with the majority of all sales to the U.S. denominated in USD. This was followed by centralizing budgets and facilitating effective netting and hedging activities. Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while CAD cash balances will continue to produce a net outflow.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following table summarizes the impact on both consolidated net income and other comprehensive income (loss) utilizing USD as the functional currency of Taro Canada as of March 31, 2020, compared to the related impact if the functional currency of Taro Canada would have remained CAD (excluding foreign exchange from transactions denominated in CAD recorded in the respective period):

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

On June 1, 2021, the Company and The Taro Development Corporation each transferred its ownership of the shares of Taro U.S.A. to Taro Canada. Taro U.S.A. is now 100% owned by Taro Canada, which remains 100% owned by the Company.

During the year ended March 31, 2022, the board of directors of Taro Canada approved two capital contributions in the amounts of $265.0 million and $107.6 million to Taro U.S.A. by reducing the Taro U.S.A.’s indebtedness to Taro Canada.

d.
Cash and cash equivalents:

Cash equivalents are highly-liquid investments that are readily convertible into cash, typically with an original maturity of three months or less.

Short-term bank deposits:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits. Such deposits are stated at cost which approximates market value. The Company has short-term deposits on March 31, 2022, of $47.6 million and $0 on March 31, 2021.

e.
Business combination

The Company allocates the purchase price of an acquired business to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values on the acquisition date. Any excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. The amounts of revenues and earnings of the acquired business since the acquisition date are included in the Consolidated Statements of Operations.

Determining the fair value of assets acquired and liabilities assumed is judgmental in nature and can involve the use of significant estimates and assumptions. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows, revenue growth rates, operating margins and appropriate discount rates used in computing present values. These estimates may materially impact the net income or loss in periods subsequent to acquisition through depreciation and amortization, and in certain instances through impairment charges, if assets become impaired in the future.

Transaction costs associated with the business combination are expensed as incurred and reflected in operating expenses. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The Company includes the results of operations of the business that it has acquired in its consolidated results prospectively from the date of acquisition.

f.
Marketable securities:

Marketable securities, consisting of both debt securities and equity securities, are comprised primarily of corporate bonds, government securities, U.S. Treasuries, certificates of deposit, municipal bonds, preferred stock, and commercial paper. The marketable debt securities were designated as available-for-sale (“AFS”). Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity. The equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in consolidated statements of operation.

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

The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326)” on April 1, 2020. In accordance with ASC 326-30, for an AFS debt security for which there is neither an intent nor a more-likely-than-not requirement to sell, an entity will record credit losses as an allowance, rather than a write-down of the amortized cost basis. As a result, entities will be able to record reversals of credit losses in current period income as they occur. Additionally, the allowance is limited by the amount that the fair value is less than the amortized cost basis, considering that an entity can sell its investment at fair value to avoid realization of credit losses. An entity should not consider the length of time that the security has been in an unrealized loss position to avoid recording a credit loss. Further, in determining whether a credit loss exists, the historical and implied volatility and recoveries or additional declines in the fair value after the balance sheet date should no longer be considered. Changes in the allowance will be recorded in the period of the change as credit loss expense (or reversal of credit loss expense). As of March 31, 2022, the adoption of ASU 2016-13 did not have a material impact on our financial position and results of operations.

During the years ended March 31, 2022, 2021, and 2020, the Company did not own or sell any marketable securities previously impaired.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company adopted ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10).” The amended guidance focuses on the recognition and measurement of financial assets and liabilities. The adoption of ASU 2016-01 did not have a material impact on our financial position and results of operations.

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

h.
Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory reserves are provided to cover risks arising from slow-moving items, short-dated inventory, excess inventory, or obsolescence. Changes in these provisions are charged to cost of sales. Cost is determined as follows:

Raw and packaging materials – weighted-average cost basis.

Finished goods and work in progress – weighted-average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes – weighted-average cost basis.

i.
Taxes:
(1)
Deferred income taxes:

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized. For the years ended March 31, 2022 and 2021, in accordance with the required updates in ASU No. 2015-17, all deferred tax liabilities and assets are classified as non-current.

(2)
Tax contingencies:

The Company follows a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. A liability for unrecognized tax benefits was recorded in accordance with ASC 740 amounting to $34,578 and $26,921 as of March 31, 2022 and 2021, respectively.

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

j.
Property, plant and equipment:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

(1)
Property, plant and equipment is stated at cost, net of accumulated depreciation. Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant, and equipment are capitalized to the cost of such assets.
(2)
Depreciation is calculated utilizing the straight-line method over the estimated useful lives of the assets, from the date the assets are ready for their intended use, at the following annual rates:

%
Building	2.5 - 10
Machinery and equipment	5 - 10
Motor vehicles	20
Furniture, fixtures, office equipment, computer equipment and software	6 - 33

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally five-ten years).

(3)
Certain costs incurred for computer software developed or obtained for internal use is required to be capitalized. As of March 31, 2022 and 2021, the Group capitalized $20,298 and $17,332 of software costs, respectively. As of March 31, 2022, 2021 and 2020, capitalized internal costs, were $0 for all three years.
(4)
Software costs are amortized using the straight-line method over their estimated useful life (generally three to five years). The Company capitalizes qualifying internally developed software development costs incurred during the application development stage, as long as it is probable the project will be completed, and the software will be used to perform the function intended, Capitalization of such costs ceases once the project is substantially complete and ready for its intended use. Costs related to maintenance of internal-use software are expensed in the period incurred. If capitalized projects are determined to no longer be in use, they are impaired, and the costs and accumulated depreciation are removed from the accounts. The resulting loss on impairment, if any, is included in the consolidated statements of operations in the period of impairment.
k.
Lease of land from the Israel Land Authority (“ILA”):

The Company leases several parcels of land from the ILA. The lease period of the industrial parcels ends between 2018 and 2060. The Company has the right to extend the lease agreement ended 2018 for an additional period of 49 years and is currently in the process of extending the lease agreement. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a lease period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). A majority of the Company’s leases are in the beginning of the second 49 year period, and the remaining leases still in the first 49 year period have the option for the one additional lease period. The ownership of the land is not transferred at the end of the lease period, however, in certain conditions the lessee may purchase the land from the ILA. The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value. Since such leases do not qualify as a capital lease, they are being accounted for as operating leases. The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

As of April 1, 2019, the Company commenced lease accounting in accordance with ASU 2016-02, “Leases (Topic 842).” Refer to Note 9 and Note 13 for additional details on lease accounting.

l.
Goodwill:

The goodwill of the Company is not amortized, but rather is subject to an annual impairment test on March 31 (or more frequently if impairment indicators arise).

The Group operates in one operating segment, comprising its only reporting unit. As of April 1, 2020, the Company adopted ASU 2017-04 in which the goodwill impairment tests are now conducted in one step. In this step, if it is determined that the net book value of the reporting unit exceeds its fair value, impairment will be recorded for the difference.

The Company determined the fair value using the market approach, which is based on the market capitalization by using the share price of the Company on the NYSE and an appropriate control premium. As of March 31, 2022 and 2021, the market capitalization of the Company was higher than the net book value, therefore no impairment was recorded.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

m.
Contingencies:

The Company may be involved in various patent, product liability, consumer, commercial, or environmental claims, government investigations, and other legal proceedings that arise from time to time in the ordinary course of business. Except for income tax contingencies, the Company records accruals for these types of contingencies to the extent that the Company concludes their occurrence is probable and that the related liabilities are estimable. The Company records anticipated recoveries under existing insurance contracts that are virtually certain of occurring and at the gross amount that is expected to be collected.

n.
Intangible assets and deferred charges and long-lived assets:

Intangible assets and deferred charges:

Acquired intangible assets and product rights to be held and used are amortized over their useful life of a weighted-average amortization period of between five to 20 years using a straight-line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. During the years ended March 31, 2022 and 2021, the Company did not record any impairment charge.

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

p.
Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity. During the years ended March 31, 2022, 2021, and 2020, the Company repurchased 341,413 shares, 332,033 shares, and 280,719 shares, respectively.

For the year ended March 31, 2022, the shares were repurchased in accordance with a Rule 10b5-1 program.

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

When treasury stock is reissued, the Company charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method. The Company did not reissue treasury shares during the three years ended March 31, 2022, 2021 and 2020.

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

When the Company recognizes and records revenue from the sale of its pharmaceutical products, the Company, in the same financial reporting period, records an estimate of various future deductions related to the sale. This has the effect of reducing the amount of reported product sales. These deductions include the Company’s estimates, which may require significant judgement of chargebacks, product returns, rebates, and other sales deductions.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

s.
Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Israeli National Authority for Technological Innovation (the “IIA”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company did not earn any grants during the years ended March 31, 2022, 2021 and 2020.

t.
Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expenses on the Consolidated Balance Sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $8,280, $5,681, and $4,902 for the years ended March 31, 2022, 2021 and 2020, respectively.

u.
Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities. These taxes are recorded on a net basis and therefore do not impact the Statement of Operations.

v.
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

w.
Freight and distribution costs:

The Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight, distribution costs, and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $22,576, $13,202, and $11,954 for the years ended March 31, 2022, 2021 and 2020, respectively.

x.
Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term marketable securities, and trade receivables. Cash and cash equivalents are principally invested in major banks in Israel, the U.S., and Canada. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents, and the investments that comprise the short and long-term marketable securities, are financially sound and a low credit risk therefore exists with respect to these financial instruments. These deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Group’s trade accounts receivables are mainly derived from sales to customers in the U.S., Canada, Europe, and Israel. On March 31, 2022, two different customers represented approximately 41.6% and 22.6% of the Company’s trade accounts receivable. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

y.
Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade and other receivables, trade payables and other payables approximate their fair value, due to the short-term maturities of these instruments.

As of March 31, 2022 and 2021, the Company did not have any amounts outstanding under borrowing arrangements.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

z.
Accounting for derivatives:

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value, in the Consolidated Balance Sheet. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. The designation is based upon the nature of the exposure being hedged. On March 31, 2022, 2021, and 2020, the Company had derivative instruments designated as hedging instruments.

As of October 1, 2018, the Company commenced hedging accounting for Israel in accordance with ASU No. 2017-12, “Derivatives and Hedging (Topic 815).” The effective date of this standard is for annual periods beginning after December 15, 2018, however the Company early adopted as a result of hedging accounting implementation. The Company elected to designate the entire change in the hedging derivatives’ value including the forward component, using the “critical terms match” method. Since the Company uses the “critical terms match,” no effectiveness test is needed and the entire change in the designated value of the derivative is assumed to be effective. The Company assesses the critical terms as follows: the forward is for the purchase of the same quantity, at the same currency, at the same time and at the same location as the hedged forecasted payment.

According to ASU 2017-12, for purposes of assessing whether the qualifying criteria for the critical terms match method are met for a group of forecasted transactions, an entity may assume that the hedging derivative matures at the same time as the forecasted transactions if both the derivative maturity and the forecasted transactions occur within the same 31-day period or fiscal month. The Company elected to deem the time criterion as qualified according to the 31-day period method. The company is aware that if any of the critical terms cease to exist or if the counterparty credit rating becomes significant, then the critical terms method cannot be continued. In such a case the company will use a “long haul method” in order to assess the hedge effectiveness or will discontinue the hedging relationship. The effective portion of the designated value is reported under a hedging reserve in other comprehensive income during the hedge period. Once the hedged item affects statement of operations, the hedging reserve value is reclassified to the same item. The ineffective portion, if any, is reported in statement of operations.

For derivative instruments not designated as hedging instruments for accounting purposes, the gain or loss is recognized in financial income, net in the Consolidated Statement of Operations during the period of change with the cash flows reported on the Consolidated Statements of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. See Note 10.

aa.
Fair value measurements:

There is a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs).

bb.
Impact of recently adopted accounting standards:

In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848).” The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, “Reference Rate Reform - Scope (Topic 848)” which focuses on expanding the scope of Topic 848 to include derivative instruments impacted by discounting transition. The guidance was effective for the Company fiscal year beginning April 1, 2021, including interim periods within that year. The adoption of ASU 2021-01 does not have a material impact on our financial position or results of operations.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes.” The guidance focuses on simplifying accounting for income taxes by removing certain exceptions and simplifying certain requirements under Topic 740. The guidance was effective for the Company’s fiscal year beginning April 1, 2021. The adoption of ASU 2019-12 does not have a material impact on our financial position or results of operations.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

In August 2018, the FASB issued ASU No. 2018-14, “Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20).” The guidance focuses on additional disclosure of reasons for significant gains and losses to changes in the benefit obligation for the period, in addition to removal and clarification of existing disclosures. The guidance was effective for the Company’s fiscal year beginning April 1, 2021, on a retrospective basis. The adoption of ASU 2018-14 does not have a material impact on our financial position or results of operations.

Impact of recently issued accounting standards not yet adopted:

In March 2022, the FASB issued ASU 2022-01, “Derivatives and Hedging (Topic 815) - Fair Value Hedging - Portfolio Layer Method.” ASU 2022-01 clarifies the guidance in ASC Topic 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets, and amends the guidance in ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”, that, among other things, established the “last-of-layer” method for making the fair value hedge accounting for these portfolios more accessible. ASU 2022-01 renames that method the “portfolio layer” method. The provisions of ASU No. 2022-01 are effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Top 832): Disclosures by Business Entities about Government Assistance.” ASU 2021-10 is intended to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. Diversity currently exists in the recognition, measurement, presentation, and disclosure of government assistance received by business entities because of the lack of specific authoritative guidance. Requiring disclosures about government assistance in the notes to financial statements will provide comparable and transparent information to investors and other financial statement users to enable them to understand an entity’s financial results and prospects for future cash flows. This standard is effective for all entities, for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect ASU No. 2021-10 to have a significant impact on its results of operations, financial position and cash flows and related disclosures

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” ASU 2021-08 improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to (1) Recognition of an acquired contract liability, and (2) Payment terms and their effect on subsequent revenue recognized by the acquirer. This amendment is effective for all entities, for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2021-08 does not currently impact the Company’s financial statements. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, “Lease (Topic 842), Lessors - Certain Leases with Variable Lease Payments.” ASU 2021-05 amends the lease classification requirements for lessors when classifying and accounting for a lease with variable lease payments that do not depend on a reference rate index or a rate. The update provides criteria, that if met, the lease would be classified and accounted for as an operating lease. It is intended to increase transparency and comparability among organizations. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this ASU on the Company’s consolidated financial statements, but does not believe the adoption of this standard will have a material impact on the Company’s consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, “Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40).” The ASU addresses issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company does not intend to early adopt and does not believe adoption of this ASU will have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06)”, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, “Debt:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Debt with Conversion and Other Options,” that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives.

In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract.

The amendments in ASU 2020-06 further revise the guidance in ASC 260, “Earnings Per Share,” to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares.

ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company did not early adopt and continues to evaluate the impact of the provisions of ASU 2020-06 on its consolidated financial statements.

NOTE 3: — MARKETABLE SECURITIES

a.
Marketable securities:

	March 31,
	2022	2021
Short-term marketable securities	$522,028	$418,480
Long-term marketable securities	435,189	557,209
	$957,217	$975,689

b.
The following is a summary of both short-term and long-term marketable securities by type:

	March 31,
	2022				2021
	Amortized Cost	Gross Unrealized Gain (Loss) through Other Comprehensive Income	Gross Unrealized Gain (Loss) through Profit & Loss	Market Value	Amortized Cost	Gross Unrealized Gain (Loss) through Other Comprehensive Income	Gross Unrealized Gain (Loss) through Profit & Loss	Market Value
Marketable securities:
Corporate bonds	$743,624	$(11,840)	$—	$731,784	$679,315	$4,823	$—	$684,138
Government securities	106,235	(531)	—	105,703	146,057	249	—	146,306
Commercial paper	22,678	(121)	—	22,557	47,934	4	—	47,938
Preferred stock - debt instrument	2,685	(235)	—	2,449	2,990	44	—	3,033
Preferred stock - equity instrument	11,649	—	(1,616)	10,034	10,475	—	77	10,553
Certificates of deposit	46,296	(144)	—	46,152	42,897	27	—	42,924
Municipal bonds	26,683	(276)	—	26,408	23,479	82	—	23,562
Other securities	12,261	(132)	—	12,129	17,115	120	—	17,235
Total marketable securities	$972,111	$(13,279)	$(1,616)	$957,217	$970,262	$5,350	$77	$975,689

On March 31, 2022 and 2021, the gross unrealized gain (loss) excludes $149 and $423 of other comprehensive income relating to marketable securities for foreign exchange gain, respectively.

As of March 31, 2022, no other than temporary impairment charges were recorded.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

c.
The estimated fair value of marketable securities as of March 31, 2022 and 2021, by contractual maturity, are as follows:

	March 31,
	2022		2021
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
Available-for-sale marketable securities:
Matures in less than five years	$953,150	$940,212	$956,797	$962,103
Matures in more than five years	7,312	6,971	2,990	3,033
	960,462	947,183	959,787	965,136
Investment at fair value through Profit & Loss	11,649	10,034	10,475	10,553
	$972,111	$957,217	$970,262	$975,689

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.
Trade, net:

The following table summarizes the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2022	2021
Trade accounts receivable, gross	$437,557	$409,198

Reserves for sales deductions:
Chargebacks	(111,308)	(119,090)
Other sales deductions	(52,343)	(53,058)
Customer rebates	(10,708)	(22,498)
Allowance for doubtful accounts	(16,226)	(1,013)
Trade accounts receivable, net	$246,972	$213,539
a.
Other receivables and prepaid expenses:

	March 31,
	2022	2021
Government authorities	$27,752	$26,112
Prepaid expenses	13,229	12,891
Due from related parties	14,371	9,835
Advances to suppliers	991	1,134
Interest receivable	311	143
Other	3,073	3,232
	$59,727	$53,347

NOTE 5: — SALES INCENTIVES

When the Company recognizes and records revenue from the sale of its pharmaceutical products, it records an estimate in the same financial reporting period for product returns, chargebacks, rebates, and other sales deductions, which are reflected as reductions of the related gross revenue. The Company regularly monitors customer inventory information at its three largest wholesale customers to assess whether any excess product inventory levels may exist. The Company reviews this information together with historical product and customer experience, third-party prescription data, industry and regulatory changes, and other relevant information and revises its estimates as necessary.

The Company’s estimates of inventory in the distribution channel are based on inventory information reported to it by its major wholesale customers, historical shipment, and return information from its accounting records, and third-party data on

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

prescriptions filled. The Company’s estimates are subject to inherent limitations pertaining to reliance on third-party information.

The Company considers all information available subsequent to the balance sheet date, but before the issuance of the financial statements, that provides additional evidence with respect to conditions existing at the balance sheet date and adjusts the reserves accordingly.

Product returns:

Consistent with industry practice, the Company generally offers its customers the right to return inventory within three to six months prior to product expiration and up to 12 months thereafter (the “return period”). Product returns are identified by their manufacturing lot number. Because the Company manufactures in bulk, lot sizes are generally large and, therefore, shipments of a particular lot may occur over a one- to six-month period. As a result, although the Company cannot associate a product return with the actual shipment in which such lot was included, the Company can reasonably estimate the period (in months) over which the entire lot was shipped and sold. The Company uses this information to estimate the average time period between lot shipment (and sale) and return for each product, which the Company refers to as the “return lag.” The shelf life of most of the Company’s products ranges between 18-36 months. Because returns of expired products are heavily concentrated during the return period, and given the Company’s historical data, it is able to reasonably estimate return lags for each of its products. These return lags are periodically reviewed and updated, as necessary, to reflect the Company’s best knowledge of facts and circumstances. Using sales and return data (including return lags), the Company determines a return rate to estimate its returns reserve. The Company supplements this calculation with additional information including customer and product specific channel inventory levels, competitive developments, external market factors, the Company’s planned introductions of similar new products, and other qualitative factors in evaluating the reasonableness of the returns reserve. The Company continuously monitors factors that could affect its estimates and revises the reserves as necessary. The Company’s estimates of expected future returns are subject to change based on unforeseen events and uncertainties.

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

Chargebacks:

The Company has arrangements with certain customers that allow them to buy its products directly from its wholesalers at specific prices. Typically, these price arrangements are lower than the wholesalers’ acquisition costs or invoice prices. In exchange for servicing these third-party contracts, the Company’s wholesalers can submit a “chargeback” claim to the Company for the difference between the price sold to the third party and the price at which they purchased the product from us. The Company generally pays chargebacks on generic products, whereas branded proprietary products are typically not eligible for chargeback claims. The Company considers many factors in establishing its chargeback reserves including inventory information from its largest wholesale customers and the completeness of their reports, estimates of Taro inventory held by smaller wholesalers and distributors, processing time lags, contract and non-contract sales trends, average historical contract pricing, actual price changes, actual chargeback claims received from the wholesalers, Taro sales to the wholesalers, and other relevant factors. The Company’s chargeback provision and related reserve varies with changes in product mix, changes in pricing, and changes in estimated wholesaler inventory. The Company reviews the methodology utilized in estimating the reserve for chargebacks in connection with analyzing its product returns reserve each quarter and makes revisions as considered necessary to reasonably estimate its potential future obligation.

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

As discussed above, the Company believes it has the experience and information necessary to reasonably estimate the amounts of reserves for its sales incentives programs. Several of the assumptions used by the Company for certain estimates are based on information received from third parties, such as wholesale customer inventory levels, market data, and other factors beyond the Company’s control. The most critical estimates in determining these reserves, and the ones therefore that would have the largest impact if these estimates were not accurate, are related to contract sales volumes, average contract price, customer inventories, and return volumes. The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

Use of estimates in reserves:

The Company believes that its reserves, allowances, and accruals for items that are deducted from gross revenue are reasonable and appropriate based on current facts and circumstances. Changes in actual experience or changes in other qualitative factors could cause the Company’s allowances and accruals to fluctuate, particularly with newly launched or acquired products. The Company regularly reviews the rates and amounts in its reserve estimates. If future estimated rates and amounts are significantly greater than those reflected in the Company’s recorded reserves, the resulting adjustments to those reserves would decrease the Company’s reported net revenue; conversely, if actual product returns, rebates, and chargebacks are significantly less than those reflected in the Company’s recorded reserves, the resulting adjustments to those reserves would increase the Company’s reported net revenue. If the Company were to change its assumptions and estimates, its reserves would change, impacting the net revenue that the Company reports. The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2022, 2021, and 2020:

For the year ended March 31, 2022
	Beginning balance	Acquired	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(119,090)	$—	$(1,182,744)	$1,190,526	$(111,308)
Rebates and Other	(76,569)	(5,165)	(165,174)	167,692	(79,216)
Total	$(195,659)	$(5,165)	$(1,347,918)	$1,358,218	$(190,524)
Current Liabilities
Returns	$(52,236)	$(493)	$(52,282)	$48,978	$(56,033)
Other (2)	(18,560)	(354)	(52,279)	50,474	(20,719)
Total	$(70,796)	$(847)	$(104,561)	$99,452	$(76,752)

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

For the year ended March 31, 2021
	Beginning balance	Acquired	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(104,552)	$—	$(1,173,810)	$1,159,272	$(119,090)
Rebates and Other	(70,630)	—	(180,079)	174,140	(76,569)
Total	$(175,182)	$—	$(1,353,889)	$1,333,412	$(195,659)
Current Liabilities
Returns	$(61,406)	$—	$(37,011)	$46,181	$(52,236)
Other (2)	(41,562)	—	(26,036)	49,038	(18,560)
Total	$(102,968)	$—	$(63,047)	$95,219	$(70,796)

For the year ended March 31, 2020
	Beginning balance	Acquired	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(109,763)	$—	$(1,104,946)	$1,110,157	$(104,552)
Rebates and Other	(113,657)	—	(305,098)	348,125	(70,630)
Total	$(223,420)	$—	$(1,410,044)	$1,458,282	$(175,182)
Current Liabilities
Returns	$(63,818)	$—	$(37,258)	$39,670	$(61,406)
Other (2)	(33,497)	—	(77,537)	69,472	(41,562)
Total	$(97,315)	$—	$(114,795)	$109,142	$(102,968)

(1)
Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)
Includes Medicaid, indirect rebates, and amounts due to customers.

NOTE 6: — INVENTORIES

	March 31,
	2022	2021
Finished goods	$105,873	$85,956
Raw and packaging materials	62,466	60,299
Work in progress	36,367	28,185
Other	5,733	5,852
	$210,439	$180,292

As of March 31, 2022 and 2021, reserves recorded against inventories for slow-moving, short-dated, excess, and obsolete inventory totaled $49,889 and $32,423, respectively.

As of March 31, 2022 and 2021, there were no pledges of inventory.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.
Composition of assets grouped by major classifications are as follows:

	March 31,
	2022	2021
Cost:
Land	$7,628	$7,628
Buildings	192,922	190,617
Leasehold improvements	5,211	3,552
Machinery and equipment	225,626	219,210
Computer software and equipment	64,164	46,087
Motor vehicles	80	80
Furniture, fixtures and office equipment	15,051	15,542
	510,682	482,716
Accumulated depreciation and impairment charges:
Buildings	$92,378	$85,139
Leasehold improvements	3,171	2,084
Machinery and equipment	163,266	153,628
Computer software and equipment	40,474	25,445
Motor vehicles	80	80
Furniture, fixtures and office equipment	11,621	10,832
	310,990	277,208
Depreciated cost	$199,692	$205,508

b.
Depreciation expenses were $24,077, $21,849, and $19,161 for the years ended March 31, 2022, 2021, and 2020, respectively.
c.
Cost of property, plant, and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses), and other internal costs incurred in order to bring the assets to their intended use in the amount of $15,333 as of March 31, 2022 and 2021. There were no additional capitalized interest and other costs as of March 31, 2022 and 2021.
d.
Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $20,298 and $17,332 as of March 31, 2022 and 2021, respectively.
e.
Asset disposals were $906 and $124 for the years ended March 31, 2022 and 2021, respectively, mainly relating to the write-off of fully depreciated computer equipment, software, and production equipment.

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.
Composition:

	March 31,
	2022	2021
Cost:
Product and distribution rights	$127,766	$85,359
	127,766	85,359
Accumulated amortization:
Product and distribution rights	80,432	78,593
	80,432	78,593
	$47,334	$6,766

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.
Amortization expenses related to product and distribution rights were $1,839, $1,831, and $2,222 for the years ended March 31, 2022, 2021 and 2020, respectively.
c.
As of March 31, 2022, the estimated amortization expense of product and distribution rights for 2023 to 2027 is as follows: 2023—$7,016; 2024—$5,627; 2025—$5,629; 2026—$5,628; 2027—$5,620.
d.
The weighted-average amortization period for product rights is approximately 8 years.
e.
During the years ended March 31, 2022 and 2021, the Company did not record any impairment charge related to intangible assets.

NOTE 9: — OTHER ASSETS

	March 31,
	2022	2021
Prepayment of land leased from ILA (1)	$12,790	$13,020
Right-of-use (ROU) assets (2)	5,422	2,729
Intangible assets and deferred costs, net (3)	47,334	6,766
Severance pay fund (4)	1,190	1,211
Other	157	397
	$66,893	$24,123

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
(2)
As of April 1, 2019, the Company commenced lease accounting in accordance with ASU 2016-02, “Leases (Topic 842).” The Company currently has leased offices, warehouse space, and equipment under operating leases for periods through 2026. See Note 13.
(3)
See Note 8.
(4)
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

Taro U.S.A. maintains defined contribution retirement savings plans covering substantially all of their employees. Taro Canada maintains a Registered Retirement Savings Plan (“RRSP”). Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The Company’s matching contribution to the plans was $1,273, $1,369, and $1,133 for the years ended March 31, 2022, 2021, and 2020, respectively.

	Years ended March 31,
	2022	2021	2020
Pension, retirement savings and severance expenses	$6,732	$8,064	$6,654

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the New Israeli Shekel (“NIS”) and the CAD against the USD and the exchange rates between the USD and each of the NIS and the CAD at the end of the year indicated:

			Rate of Devaluation
			(Appreciation)		Rate of Exchange of
	Rate of Inflation		Against USD		USD
Period ended	Israel (1)	Canada (2)	Israel (1)	Canada (2)	Israel (1)	Canada (2)
3/31/2022	3.48%	6.66%	(4.50%)	(0.79%)	3.18	1.25
3/31/2021	0.20%	2.20%	(6.72%)	(10.64%)	3.33	1.26

(1)
Per Bank of Israel.
(2)
Per J.P. Morgan Chase.

The Company enters into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in USD due to changes in the respective exchange rates. On March 31, 2022, the forward contracts to purchase the NIS are for a total amount of $55,250, at a weighted-average forward rate of 3.17 NIS per USD, which are settled in seventeen (17) monthly settlements of $3,750 for ten (10) months, $3,250 for one (1) months, and $2,500 for five (5) months. The Company recorded a net gain of $93, $190, and $178 for the years ended March 31, 2022, 2021, and 2020, respectively, for the contracts to purchase the NIS.

The forward contracts to purchase the CAD are for a total amount of $20,842, at a weighted-average forward rate of CAD 1.25 per USD, which are settled in ten (10) monthly installments of approximately $2,105 for ten (10) months. The Company recorded a net gain (loss) of $0, $267, and ($629), for the years ended March 31, 2022, 2021, and 2020, respectively, for the contracts to purchase the CAD.

There is no collateral for these hedges.

On March 31, 2022, the Company had derivative instruments designated as hedging instruments, which have been accounted for in accordance with ASU No. 2017-12, “Derivatives and Hedging (Topic 815).”

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The fair value of the Company’s financial assets measured at fair value on a recurring basis as of March 31, 2022 and 2021 were as follows:

	March 31, 2022		March 31, 2021
	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)	(Level 1)	(Level 2)
Assets
Short-term marketable securities *	$522,028	$—	$418,480	$—
Long-term marketable securities *	422,706	—	543,623	—
Long-term debt instruments *	2,449	—	3,033	—
Long-term equity instruments *	10,034	—	10,553	—
Forward contracts	—	808	—	680
	$957,217	$808	$975,689	$680
Liabilities
Forward contracts	$—	$(281)	$—	$(591)

*Refer to Note 3 for additional details on marketable securities.

NOTE 12: — OTHER LIABILITIES

a.
Other current liabilities:

	March 31,
	2022	2021
Settlements and loss contingencies (1)	$202,036	$457,674
Returns reserve	56,033	52,236
Accrued expenses	25,181	20,557
Employees and payroll accruals	23,863	20,179
Accrued income taxes	19,695	18,114
Medicaid and indirect rebates	19,347	16,796
Deferred revenue	5,788	7,583
Marketable securities	3,869	10,266
Lease liability	2,204	1,689
Royalties	1,819	2,911
Suppliers of property, plant and equipment	1,452	2,951
Due to customers	1,372	1,764
Legal and audit fees	1,045	1,197
Derivative instruments	281	299
Other	(99)	919
	$363,886	$615,135

(1)
See Note 13.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.
Other long-term liabilities:

	March 31,
	2022	2021
Deferred credits	$22,643	$29,227
Long-term incentive plan	3,786	—
Accrued severance pay	1,319	1,315
Deferred revenue	919	1,095
Other	4,132	1,571
	$32,799	$33,208

NOTE 13: — COMMITMENTS AND CONTINGENT LIABILITIES

a.
Companies of the Group have leased offices, warehouse space, and equipment under operating leases for periods through 2026. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31, 2022
3/31/2023	$2,238
3/31/2024	1,578
3/31/2025	1,289
3/31/2026	1,057
$6,162

Total rent expenses were $1,684, $1,951, and $1,875 for the years ended March 31, 2022, 2021, and 2020, respectively.

Effective April 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective method. The adoption of ASU 2016-02 does not have a material impact on our financial position or results of operations.

b.
Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the IIA on proceeds from the sale of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the USD. Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in USD). As of March 31, 2022 and 2021, the aggregate contingent liability to the IIA was $14,072 and $13,805, respectively.

Royalty payments to the IIA were $0, $0, and $0 for the years ended March 31, 2022, 2021, and 2020, respectively.

c.
Legal proceedings:

From time to time, we are a party to routine litigation incidental to our business, including patent litigation resulting from our use of the patent challenge procedures set forth in the Hatch Waxman Act, product liability litigations, and employment litigations, none of which, individually or in the aggregate, are expected to have a material effect on our financial position or profitability. Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability. The Company records a provision in its financial statements to the extent that it concludes that a contingent liability is probable, and the amount thereof is estimable. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

1.
Legal actions commenced by the Company:

The Company has completed its tax assessments with the Israeli tax authorities for years through March 31, 2016. On March 28, 2022, the ITA issued a tax assessment with respect to March 31, 2017, and the total tax liability arising from the assessment as of the date of its issuance amounts to NIS 38.5 million ($12.3 million), including interest and linkage to the Israeli Customer Price Index. The Company filed its tax objection to the ITA on May 26, 2022. The

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

ITA has one year, until May 25, 2023 to ask additional questions and either affirm, modify or withdraw their assessment. With respect to the years ending March 31, 2018 and through March 31, 2020, the Company is under examination by the ITA. The Company may be also subject to examination by the Israeli tax authorities for the years ending March 31, 2021 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination of these years.

2.
Generic drug industry pricing investigations and related litigation:

Taro U.S.A. reached a global resolution with the DOJ Antitrust Division and Civil Division in connection with DOJ’s multi-year investigation into the U.S. generic pharmaceutical industry. Under a Deferred Prosecution Agreement (the “Agreement”) entered into with the Antitrust Division on July 23, 2020, the DOJ filed an information relating to conduct allegedly occurring between 2013 and 2015. If Taro U.S.A. adheres to the terms of the Agreement, including paying a penalty of $205.7 million, the DOJ will dismiss the information after three years. Taro U.S.A. has paid this amount in full to the Antitrust Division. Taro U.S.A. also reached an agreement with the DOJ Civil Division on September 30, 2021, pursuant to which Taro U.S.A. voluntarily entered into a five-year corporate integrity agreement with the U.S. Department of Health and Human Services’ Office of Inspector General, and agreed to pay $213.3 million to resolve all claims related to federal healthcare programs. Taro U.S.A. has paid this amount in full to the Civil Division.

The Company, its subsidiaries and, with respect to a complaint brought by U.S. State Attorneys General (“AG”) and a complaint brought by putative classes of indirect reseller plaintiffs (“IRPs”), a former member of Taro U.S.A.’s commercial team have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by and/or on behalf of purchasers and payors of several generic pharmaceutical products in the U.S. and Canada. The lawsuits allege that the Company, its subsidiaries, and the concerned individual in the AG and IRP complaints, have conspired with competitors to fix prices, rig bids, or allocate customers with respect to certain products, and also allege an industry-wide conspiracy as to nearly all generic pharmaceutical products. Each of the cases that were filed in U.S. federal court has been transferred to the U.S. District Court for the Eastern District of Pennsylvania for coordinated proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724. The Court had sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims. Certain cases are proceeding in discovery. The Court designated certain complaints naming Taro U.S.A. as “bellwether” cases to begin the sequencing of proceedings, and in December 2021, the Court issued an order setting certain bellwether schedules across 2022 and 2023, including related to discovery and motions practice. On November 4, 2021, a settlement was reached with the putative Direct Purchaser Plaintiff class (“DPPs”), a putative class generally comprised of wholesalers and distributors that purchased generic drug products from manufacturers, subject to final Court approval, pursuant to which Taro U.S.A. will pay a maximum of $67.6 million, subject to a reduction of up to $8 million depending on the volume of certain class members that may opt-out of the settlement.

Further, the Company has made a provision of $200 million (which includes the $67.6 million settlement amount) for ongoing multi-jurisdiction civil antitrust matters. An amount of $140 million was accounted for in the year ended March 31, 2021; and an additional provision of $60 million was recognized in the quarter ended June 30, 2021; however, the ultimate outcome of these matters cannot be predicted with certainty.

The Company and two of its former officers are named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., filed October 25, 2016, which is now pending in the U.S. District Court for the Southern District of New York and asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individual defendants. It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices. On September 24, 2018, the Court granted in part and denied in part the Company’s motion to dismiss. The case is proceeding with limited discovery.

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

3.
Other matters:

In June 2020, the Company was named as a defendant in a putative opioids-related class action pending in Israel, in which the claimant alleges that the Company did not provide sufficient disclosure regarding the risks associated with opioid use in alleged violation of the Israeli Consumer Protection Act. The Company filed its defense to the application for class action approval on May 2, 2021, and a preliminary hearing to address the issue may be scheduled for late 2022.

In June 2020, the Company and Taro U.S.A. were named as defendants in a complaint filed in the Zantac/Ranitidine Multi-District Litigation (“MDL”) consolidated in the U.S. District Court for the Southern District of Florida. The lawsuits name over 100 defendants, including brand manufacturers, generic manufacturers, repackagers, distributors, and retailers, involving allegations of injury caused by nitrosamine impurities. On September 4, 2020, and October 3, 2020, the MDL Court dismissed the Company and Taro U.S.A., respectively, from the master complaints without prejudice. Despite having been voluntarily dismissed from the master complaints, the Company and Taro U.S.A. were named in approximately 20 short form complaints filed by plaintiffs represented by attorneys unaffiliated with MDL leadership counsel. On July 8, 2021, the MDL court granted the generic Defendants’ motion to dismiss, the effect of which was to dismiss the Company and Taro U.S.A. with prejudice. That decision, which involves the issue of federal preemption, is up on appeal. Neither the Company nor Taro U.S.A. have been named as defendants in any of the pending state court cases involving ranitidine/Zantac of which we are aware.

In July 2019, the Company received a motion to approve a class action against 30 companies located in Haifa Bay, Israel, including the Company. The claimant, a civil association in Haifa Bay, claims that the industrial activity of the 30 companies allegedly caused higher percentages of lung cancer among Haifa Bay residents compared to the average in Israel. At this stage, the claimant seeks to receive district court approval for the motion to approve a class action. The 30 companies, including the Company, filed their defense to the class action on January 9, 2022.

d.
Other:

Payments to pharmacies for Medicaid-covered outpatient prescription drugs are set by the states. For many multiple source drugs for which FDA has rated at least three drugs as therapeutically equivalent, the amount that states may reimburse pharmacies in the aggregate is subject to a Federal upper limit (FUL) ceiling price. The Affordable Care Act enacted in March 2010 changed the methodology by which the Centers for Medicare & Medicaid Services (CMS) calculates the FULs so that the FUL is based on no less than 175% of the weighted-average of the monthly average manufacturer prices (AMPs) reported to the government by manufacturers of each of the therapeutically-equivalent multiple source drugs. In addition, under the Medicaid Drug Rebate Program, manufacturers are required, as a condition of Federal payment for their drugs under Medicaid, to pay rebates to state Medicaid programs on drugs dispensed to Medicaid beneficiaries in the state. The amount of the basic rebate is calculated for non-innovator multiple source drugs as 13% of AMP, and for innovator drugs as the greater of 23.1% of AMP or AMP minus the best price of the drug. Both innovator and non-innovator drugs are also subject to an additional rebate if AMP raises faster than inflation when compared to a base period AMP.

Before implementation of the new FUL methodology on April 1, 2016, CMS used average wholesale price (“AWP”) or Wholesale Acquisition Cost (“WAC”) in the calculation of FULs. States have also historically used AWP or WAC in setting Medicaid reimbursement rates for drugs. Under the Affordable Care Act, States were required to shift from an estimated acquisition cost-based methodology to an actual acquisition cost-based methodology for reimbursing pharmacies for drugs dispensed to Medicaid beneficiaries. Most states’ actual acquisition-cost based reimbursement formulas are survey based with many states utilizing the CMS-contractor produced National Average Drug Acquisition Cost (“NADAC”) survey data. Many of the legislative changes to the Medicaid Drug Rebate Program and Medicaid reimbursement formulas under the Affordable Care Act stemmed from civil lawsuits brought by states against pharmaceutical manufacturers in which there were allegations that the defendants overstated AWPs or WACs, which were used by state agencies to calculate drug reimbursements to healthcare providers.

The Collective Bargaining Agreement dated April 6, 2011, as amended and extended by the collective bargaining dated January 5, 2017 and July 2, 2020, among Taro Israel, the Histadrut Trade Union and Taro Israel’s Employees Committee (the “Collective Bargaining Agreement”) is valid until December 31, 2023, and automatically renews for one-year periods unless notice is provided by a party three months prior to the end of a term. The Collective Bargaining Agreement

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

memorializes current employee-employer relations practices of Taro as well as additional rights relating to job security, compensation and other benefits.

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

As of March 31, 2022, 2021, and 2020, no options were outstanding, and no further options are available for future grants.

d.
Net (loss) income per share:

	Year ended March 31, 2022			Year ended March 31, 2021			Year ended March 31, 2020
	Net (loss) attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount
Basic and diluted EPS	$58,266	37,641,087	$1.55	$(386,653)	38,209,726	$(10.12)	$244,241	38,460,056	$6.35

e.
As of March 31, 2022, the accumulated other comprehensive (loss) comprised of unrealized (loss) from hedge accounting of ($157,220) and unrealized (loss) from available for sale securities of ($11,745). As of March 31, 2021, the accumulated other comprehensive (loss) comprised of unrealized (loss) from hedge accounting of ($156,905), and unrealized gain from available for sale securities of $5,284. Unrealized gains (losses) on marketable securities reclassified out of accumulated other comprehensive (loss) to financial income (expense) on the income statement were $565, $2,421, and $420 during the years ended March 31, 2022, 2021, and 2020, respectively.

NOTE 15: — INCOME TAXES

a.
Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to corporate income tax at the rate of 23.0% for the years ended March 31, 2022, 2021, and 2020.

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

c.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”):

Various production and development facilities of the Company have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provided certain benefits, including tax exemptions and reduced tax rates for a defined period. The benefits available to an Approved Enterprise and Benefited Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investments Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If the Company does not fulfill these conditions, in whole or in part, the benefits can be canceled and the Company may be required to pay additional tax to refund the benefits, in an amount linked to the Israeli consumer price index plus interest and potential penalties.

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

In the years ended March 31, 2020 and 2019, the Company had two active plans, one Approved Enterprise under the Alternative Benefits Program (Plan 5) and one Benefited Enterprise (Plan 6), granting us a package of benefits, subject to compliance with applicable requirements. Under Plan 5 (benefit period starting 2007), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years following implementation of such plan and to a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter. With respect to Plan 5, given the high level of investments in such plan, we met the conditions to qualify as a “High Level Foreign Investment Company” which entitled Plan 5 to an additional five years of benefits, subject to receipt of approval from the Israeli Investment Center (“IIC,” now called the “Authority for Investments and Development of the Economy and Industry”). On November 5, 2019, we received the approval from the IIC regarding the five-year extension of Plan 5, subject to meeting certain pre-agreed additional conditions that will be examine by the IIC at the end of the extension period. Under Plan 6 (benefit period starting 2010), the Company was entitled to an exemption from corporate income tax on undistributed profits for a period of two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment) for eight additional years thereafter.

The entitlement to these benefits was conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest. As of March 31, 2022, Management believes that the Company complied with all of the aforementioned requirements.

The “Approved Enterprise” and “Benefited Enterprise” statuses were applicable to our production and development facilities through the year ending on March 31, 2020, as the Company made an irrevocable election to forego previously granted benefits and apply the tax benefits under the 2011 Amendment and/or the 2017 Amendment.

Following the Budget Bill, if the Company pays a dividend (deemed or actual), Clawback Tax shall be applicable to the pro-rata portion of the dividend, which is attributed to the tax-exempt profits, on the gross amount of such dividend.

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

For the years ended March 31, 2022 and 2021, income not eligible for Approved/Benefited/Special Preferred Technological Enterprise benefits is taxed at the regular corporate income tax rate.

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
The New Technological Enterprise Incentives Regime – 2017 Amendment to the Investment Law

Amendment 73 to the Investment Law (the "2017 Amendment”), was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment is based on the OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project and introduced the incentive regimes of “Preferred Technological Enterprise” and of "Special Preferred Technological Enterprise", as described below. These new regimes are in addition to the other existing post Amendment 68 tax incentives regimes under the Investment Law.

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

Alternatively, in lieu of meeting the above conditions, it is possible to meet the conditions prescribed by the Chief Scientist in the Ministry of Economy and Industry in consultation with the Director General of the Ministry of Finance and with the approval of the Minister of Finance, as prescribed within the Encouragement of Capital Investments (conditions indicating that the enterprise is promoting innovation for the purpose of its characterization as a Preferred Technological Enterprise) - 2019 ("Innovation Promoting Enterprise Regulations”), and receive an approval from the Ministry of Economy and Industry confirming the compliance with the aforesaid conditions, indicating that the enterprise in an “Innovation Promoting Enterprise”.

A “Special Preferred Technological Enterprise” is an enterprise that meets the “Preferred Technological Enterprise” conditions, and in addition is a part of a group of companies that have total annual consolidated revenues of at least NIS 10 billion (approximately $3 billion).

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

Also, on October 4, 2021, the Company received an approval from the Ministry of Economy and Industry stating that it is in compliance with Section 2 of the Innovation Promoting Enterprise Regulations, indicating that the enterprise is an “Innovation Promoting Enterprise” starting from 2019 and through 2021. The Company is currently pursuing the renewal of the Innovation Promoting Enterprise certificate for 2022-2024.

f.
Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget)

On November 2, 2021, the Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget) (“Budget Bill”) was legislated. As part of the Budget Bill, Section 74 of the Investment Law was

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

amended in the following manner. Section 74(d)(4)(b) of the Investment Law that enabled companies with accumulated tax-exempt profits, which were distributing dividends, to source such dividends wholly using their non-exempt income, was canceled. Hence, any distribution out of Approved/Benefitted Enterprise profits entails the distribution of a pro-rata portion of tax-exempt profits (and the recapture of tax thereof). The tax recapture (“Clawback Tax”), is the tax from which the company was exempt at the time such tax-exempt profits were generated, depending on the level of foreign investment in the company at such time (at a rate of 10%-25%).

Also, Section 74(d1) of the Investment Law, which compels companies with accumulated tax-exempt profits to attribute a pro-rata portion of the distribution to their tax-exempt profits upon a deemed dividend distribution (in accordance with the provisions of Section 51(h) and 51B(b) of the Encouragement Law) or an actual dividend distribution, and apply Clawback Tax thereof, was legislated. These changes are in effect with regards to dividends distributed starting from August 15, 2021.

“Trapped Profits” Law- Temporary Order

The Budget Bill also enables Israeli companies that have trapped profits, which are generally subject to Clawback Tax upon their distribution, to “release” such profits with up to a 60% “discount” on the applicable capital income tax (CIT) (Clawback Tax), but not less than a 6% CIT rate. The applicable CIT rate is determined based on a formula that considers the ratio of the “released” profits out of the tax-exempt profits and the original CIT the company was exempt from (maximum benefit is reached if the entire amount of tax-exempt profits is “released”).

In order to enjoy the said benefit, the company must meet the “designated investment” requirement within five years from the tax year in which it “released” the trapped profits (detailed rules apply). This amount should be invested in the purchase of productive assets, research and development expenses in Israel or the salaries of additional employees.

This Temporary Order is in force for tax-exempt profits that will be “released” (without the requirement to distribute those profits) during a one-year period from November 15, 2021.

g.
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in USD in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an election was binding to the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in USD terms. After the initial three-year term, the Company must make the election on an annual basis. Through taxable year 2021, the Company has consistently elected, for tax purposes, to measure its earnings in USD.

h.
(Loss) income before income taxes is comprised of the following:

	Year ended March 31,
	2022	2021	2020
Domestic (Israel)	$(39,781)	$14,338	$99,182
Foreign (North America and the Cayman Islands)	117,639	(405,411)	198,853
Income (loss) before taxes	$77,858	$(391,073)	$298,035

i.
Taxes on income are comprised of the following:

	Year ended March 31,
	2022	2021	2020
Current taxes	$(112)	$5,234	$55,895
Prior years' benefits	(3,495)	(3,462)	(9,995)
Deferred income taxes	23,199	7,895	7,585
	$19,592	$9,667	$53,485

Domestic (Israel)	$8,658	$7,459	$4,177
Foreign (North America)	10,934	2,208	49,308
	$19,592	$9,667	$53,485

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Included within current and deferred income tax expense are benefits relating to research and development tax credits in Taro Canada of $686, $649, and $664 for the years ended March 31, 2022, 2021, and 2020, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

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

j.
Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2022	2021	2020
Statutory tax rate (in Israel)	23.0%	23.0%	23.0%

(Decrease) increase in effective tax rate due to:
Utilization of net operating losses	(8.5%)	2.6%	0.0%
FX on tax payments	(2.0%)	0.8%	0.4%
Write-down and amortization of TNA transferred IP	0.2%	0.1%	0.0%
Taxable capital gain	(0.0%)	0.1%	0.0%
Non-deductible expenses (unrecognized income)	(0.4%)	(0.1%)	0.0%
Change in deferred taxes due to change in tax rate	(4.2%)	(0.3%)	0.0%
Taxes from prior years	0.9%	(0.5%)	(0.8%)
Uncertain tax positions, net	14.2%	(0.9%)	(0.6%)
Change in valuation allowance on deferred tax asset	(3.8%)	(1.2%)	0.0%
Different tax rates applicable to non-Israeli subsidiaries	2.5%	(2.5%)	1.3%
Non-deductible portion of settlements	0.0%	(23.6%)	0.0%
Net operating loss carryback (1)	0.0%	0.0%	(1.3%)
Tax benefits from reduced tax rates under benefit programs and other	3.3%	0.0%	(4.1%)
Effective consolidated tax rate	25.2%	(2.5%)	17.9%

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
k.
Current taxes are calculated at the following combined federal and local rates:

	Year ended March 31,
	2022	2021	2020
On Israeli operations (not including “Approved Enterprise”)	23.0%	23.0%	23.0%
On U.S. operations *	21.0%	21.0%	21.2%
On Canadian operations *	25.0%	25.0%	25.0%

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

	March 31,
	2022	2021
Deferred tax assets:
Operating loss carryforward	$37,479	$35,404
Capital loss carryforward	17,568	17,705
Deferred revenue	10,564	17,169
Property, plant, and equipment	2,549	1,438
Intangible assets	31,969	34,836
Accrued expenses	46,943	60,862
Bad debt allowance	152	212
Hedge accounting	23	—
Marketable securities	1,348	—
Other, net	5,517	10,077
Total deferred tax assets	154,112	177,704
Valuation allowance for deferred tax assets	(22,175)	(27,857)
Net deferred tax assets	131,937	149,847
Deferred tax liabilities:
Property, plant, and equipment	(6,770)	(8,991)
Marketable securities	—	(541)
Hedge accounting	(48)	(17)
Other, net	(238)	(198)
Total deferred tax liabilities	(7,055)	(9,747)
Net deferred tax assets	$124,882	$140,100
Domestic (Israel)	$4,499	$4,888
Foreign (North America)	120,383	135,212
	$124,882	$140,100

The deferred income taxes are presented on the Consolidated Balance Sheets as follows:

	March 31,
	2022	2021
Among non-current assets	$124,882	$142,007
Among long-term liabilities	-	(1,907)
	$124,882	$140,100

m.
Carryforward tax losses:
1.
The Company:

As of March 31, 2022, the Company has $233,665 carryforward capital losses.

2.
Canadian subsidiary:

As of March 31, 2022, this subsidiary has carryforward losses of $104,714.

3.
U.S. subsidiary

As of March 31, 2022, this subsidiary has carryforward losses of $16,119.

n.
The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividends for the foreseeable future.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

o.
At March 31, 2022, deferred income taxes were not provided for on a cumulative total of $1.3 billion of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.
p.
Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.
q.
Federal tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through March 31, 2016. On March 28, 2022, the ITA issued a tax assessment with respect to the year ending March 31, 2017. The total tax liability arising from the assessment as of the date of its issuance amounts to NIS 38.5 million ($12.3 million), including interest and linkage to the Israeli Customer Price Index. The Company intends to timely submit a tax objection to the ITA. With respect to the years ending March 31, 2018 and through March 31, 2020, the Company is under examination by the ITA. The Company may also be subject to examination by the Israeli tax authorities for the years ending March 31, 2021 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination of these years.

Taro U.S.A. completed its tax assessments with the U.S. tax authorities for the years through March 31, 2015. The U.S. federal tax return for the period ending March 31, 2016 is open to examination, due to the filing of a refund claim arising from the carryback of net operating losses. The period in which Taro U.S.A.’s tax return for the years ending March 31, 2017 through March 31, 2018 may be examined have expired and these years are no longer subject to federal audit.

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

	Year ended March 31,
	2022	2021	2020
Unrecognized tax exposure at beginning of year	$26,921	$25,258	$28,188
Increases as a result of positions taken in prior period	1,389	769	382
Decreases as a result of positions taken in prior period	—	(5,025)	(7,913)
Increases as a result of positions taken in current period	6,268	5,919	4,601
Unrecognized tax exposure at end of year	$34,578	$26,921	$25,258

The total amount of interest and linkage to Consumer Price Index recognized on the Consolidated Statement of Operations for the years ended March 31, 2022, 2021, and 2020 were $3,859, $1,236, and $1,224, respectively. The total amount of interest and linkage to Consumer Price Index recognized on the Consolidated Balance Sheets on March 31, 2022 and 2021 were $7,643 and $3,783, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $34,578 and $26,921 on March 31, 2022 and 2021, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 16: — SELECTED STATEMENTS OF INCOME DATA

	Year ended March 31,
	2022	2021	2020
United States	$376,677	$383,829	$495,673
Canada	130,066	110,167	97,997
Israel	47,915	46,574	42,817
Other	6,689	8,400	8,282
Sales, net	$561,347	$548,970	$644,769
Selling, marketing, general and administrative expenses:
Selling and marketing	$48,340	$32,861	$31,754
Advertising	8,280	5,681	4,902
General and administrative *	57,057	52,813	56,757
Settlements and loss contingencies	61,446	558,924	—
	$175,123	$650,279	$93,413
* Including provision for doubtful accounts	$15,213	$(1,761)	$2,382
Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$1,653	$1,363	$725
Income in respect of deposits	(1,331)	(2,432)	(11,714)
Interest from marketable securities	(8,509)	(19,105)	(22,655)
Foreign currency transaction (loss) gain	(1,985)	365	(14,838)
	$(10,172)	$(19,809)	$(48,482)

NOTE 17: — SEGMENT INFORMATION

a.
Geographic Area Information:

The Group operates in one industry segment, which produces, researches, develops, and markets pharmaceutical products. Management organizes the Company’s operations based on geographic segments, which are presented below in accordance with FASB ASC Paragraph 280-10-50-1, “Segment Reporting – Overall – Disclosure – Operating Segments.”

	Israel	Canada	U.S.A.	Other	Consolidated
Year ended March 31, 2022 and as of
March 31, 2022:
Net sales *	$47,915	$130,066	$376,677	$6,689	$561,347
Long-lived assets **	$117,913	$101,387	$31,191	$8,355	$258,846
Year ended March 31, 2021 and as of
March 31, 2021:
Net sales *	$46,574	$110,167	$383,829	$8,400	$548,970
Long-lived assets **	$122,983	$61,027	$35,455	$—	$219,465
Year ended March 31, 2020 and as of
March 31, 2020:
Net sales *	$42,817	$97,997	$495,673	$8,282	$644,769
Long-lived assets **	$123,679	$63,506	$38,379	$—	$225,564

* Based on customer’s location, including sales to unaffiliated customers and Sun.

** Includes property, plant and equipment, net; goodwill and intangible assets, net.

b.
For the year ended March 31, 2022, the Company had net sales to two different U.S. customers of 10.1% and 8.9% of consolidated net sales. For the year ended March 31, 2021, the Company had net sales to two different U.S. customers of 12.6% and 10.5% of consolidated net sales. For the year ended March 31, 2020, the Company had net sales to two different U.S. customers of 13.0% and 11.5% of consolidated net sales.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

c.
Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2022, 2021, and 2020, were as follows:

	Year ended March 31,
Category	2022	2021	2020
Dermatological and topical	60%	58%	63%
Neuropsychiatric	13%	16%	17%
Cardiovascular	6%	7%	6%
Anti-inflammatory	3%	3%	3%
Other	18%	16%	11%
Total	100%	100%	100%

NOTE 18: — RELATED PARTY TRANSACTIONS

In addition to Sun controlling 85.7% of the voting power in the Company as of March 31, 2022, the Company has substantial relationships with Sun. Certain Taro Board members are also members of various Sun entities board of directors, including Taro’s Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s board of directors. In addition, certain Taro officers and executives are also executives of Sun.

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

Sun and Taro renewed a services arrangement (the “Services Agreement”) effective April 1, 2021, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America.

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

In May 2018, Taro Canada signed an agreement with Sun’s affiliate, Ranbaxy Pharmaceuticals Canada Inc., which is now Sun Pharma Canada Inc., under which Taro Canada acts as the exclusive distributor for a portfolio of Sun and Ranbaxy, Inc. products in Canada. Under this agreement, Taro Canada purchases and controls inventory, and additionally, Sun and Ranbaxy Inc. pay Taro Canada a sales and distribution fee.

NOTE 19: — BUSINESS COMBINATION

Alchemee Acquisition

On February 28, 2022, the Company acquired 100% ownership of Alchemee LLC (“Alchemee”), pursuant to a Share and Asset Purchase Agreement, dated February 28, 2022. The aggregate purchase price for the acquisition totaled $100 million, which is inclusive of a working capital adjustment of $1 million. Upon closing, the Company paid an all-cash purchase price of approximately $99 million funded from available liquidity. As a result of the purchase, the Company acquired Proactiv®, an over-the-counter dermatology brand. The acquisition of Alchemee was intended to build on the Company’s

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

existing consumer health business and is expected to strengthen the leadership position in dermatology by providing consumer health coverage through the Proactiv® product line.

Acquisition-related expenses consist of transaction costs which represent external costs directly related to the acquisition of Alchemee and primarily include expenditures for professional fees such as legal, accounting and other directly related incremental costs incurred to close the acquisition by both the Company and Alchemee. The Company incurred transaction costs of approximately $1 million in connection with the transaction.

The acquisition of Alchemee has been accounted for as a business combination and is included in the Company’s consolidated financial statements commencing February 28, 2022. The fair value of all the acquired assets and liabilities summarized below is provisional pending finalization of the Company’s acquisition accounting. The Company retained the services of third-party valuation specialists in determining the fair value of certain tangible and intangible assets, under the supervision of management. The Company believes that such preliminary allocations provide a reasonable basis for estimating the fair values of assets acquired and liabilities assumed. Final determination of the fair value may result in further adjustments to the amounts presented below. The Company expects to finalize the valuation as soon as practicable, but not later than one year from the acquisition date. Measurement period adjustment will reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The following table summarizes the allocation of purchase price to the preliminary fair values of the assets acquired and liabilities assumed as of the date of acquisition.

(in millions)	Preliminary Values as of February 28, 2022
Cash and cash equivalents	$8
Accounts receivable and other:
Trade, net	28
Other receivables and prepaid expenses	4
Inventories	19
Property, plant and equipment, net	1
Intangible assets ─ software	8
Deferred tax assets	6
Intangible assets ─ brand	44
Right-to-use assets	3
Goodwill	10
Total assets acquired	131
Accounts payable:
Trade payables	21
Other current liabilities	6
Right-of-use liability	3
Other liabilities	1
Total liabilities assumed	31
Total consideration transferred	$100

In connection with this acquisition, the Company recorded goodwill of $10 million based on the amount by which the purchase price exceeded the preliminary estimate of the fair value of the net assets acquired. The primary items that generate goodwill include the value of the synergies between the acquired company and the Company and the acquired assembled workforce, none of which qualifies for recognition as an intangible asset. The primary areas that remain preliminary as of March 31, 2022, relate to the fair values of the Alchemee brand (the “Brand”). The goodwill recognized upon acquisition is expected to be deductible for U.S. federal income tax purposes.

The Company engaged a third-party valuation specialist to aid in the analysis of the fair value of the acquired intangibles. All estimates, key assumptions, and forecasts were either provided by or reviewed by the Company. While the Company chose to utilize a third-party valuation specialist for assistance, the fair value analysis and related valuations reflect the conclusions of management and not those of any third party.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Intangible assets (i.e. Brand) were estimated using a Multi-period Excess Earnings Method (“MEEM”). Under this method, an intangible asset’s fair value is equal to net earnings attributable to the brand being measured. This is based on present value of the incremental after-tax cash flows (excess earnings) attributable solely to the brand over its remaining useful life. An income and expenses forecast were built based upon revenue and expense estimates.

The estimated useful lives and fair values of the identifiable intangible assets at acquisition date were as follows:

(in millions)	Weighted-Average Useful Life - Years	Estimated Fair Values
Brand	15	$44

Pro forma Impact of Business Combination

The unaudited pro forma financial results have been prepared using the acquisition method of accounting and are based on the historical financial information of the Company and Alchemee. The unaudited pro forma condensed financial information does not reflect any operating efficiencies and expected realization of cost savings or synergies associated with the acquisition. The unaudited pro forma information presented below is for informational purposes only and do not purport to be indicative of the consolidated results of operations had the acquisitions actually occurred at the beginning of applicable comparable prior reporting period or of the results of future operations of the consolidated business. Since the Company's financial results for the year ended March 31, 2022, reflect only one month of Alchemee's actual results, the impact is immaterial.

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)

Revenues	$736,875	$738,211
Net earnings (loss)	$41,118	$(398,799)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Alchemee to reflect the business combination accounting effects resulting from this acquisition.

NOTE 20: — SUBSEQUENT EVENTS

Subsequent to March 31, 2022, the Company received one approval from the FDA. The Company currently has a total of nineteen ANDAs awaiting FDA approval, including four tentative approvals.

Regarding the Generic Drug Pricing Antitrust Litigation, MDL No. 2724, the Court granted preliminary approval on May 11, 2022 of Taro’s settlement with the DPP class plaintiffs. As a result, on June 8, 2022, within the required time period, Taro paid the $67.6 million settlement payment to the DPP class plaintiffs, subject to a reduction of up to $8 million depending on the volume of certain class members that may opt-out of the settlement.

End of consolidated financial statements.

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.