Form 20-F
period 2023-03-31
TARO PHARMACEUTICAL INDUSTRIES LTD
filed 2023-06-29
CIK 906338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

37,584,631 Ordinary Shares, NIS 0.0001 nominal (par) value per share, and 2,600 Founders’ Shares NIS 0.00001 nominal (par) value per share outstanding as of March 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or an emerging growth company. See the definitions of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☑	Accelerated filer: ☐	Non-accelerated filer: ☐	Emerging growth company: ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We, among other business activities, develop, manufacture and market prescription (“Rx”) and over-the-counter (“OTC”) pharmaceutical products primarily in the United States (the “U.S.”), Canada, Israel and Japan. We also develop and manufacture active pharmaceutical ingredients (“APIs”) primarily for use in our finished dosage form products. We were incorporated in 1959 under the laws of the State of Israel. In 1961, we completed the initial public offering of our ordinary shares in the U.S. Our ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “TARO,” since March 22, 2012.

As used in this Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (the “2023 Annual Report”), the terms “we,” “us,” “our,” “Taro” and the “Company” mean Taro Pharmaceutical Industries Ltd. (“Taro Israel”) and its subsidiaries, unless otherwise indicated.

This 2023 Annual Report is being filed in respect of the fiscal year ended March 31, 2023, and contains the audited consolidated financial statements for the year then ended.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this 2023 Annual Report, the statements contained herein, in particular with respect to our business, financial condition and results of operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 (“Exchange Act”). Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3D – “Risk Factors” and elsewhere in this 2023 Annual Report. We urge you to consider that statements which use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “should,” “will,” “would,” “may,” “hope,” “could,” “potential,” “predict,” “protect,” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. You should not put under reliance on any forward-looking sttements. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•
Estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•
The commercialization and market acceptance of our products;
•
Our reliance on third parties to conduct key portions of our commercial operations, including third-party manufacturers, service providers and other supply chain functions, and the risk that those third parties may not perform such functions satisfactorily;
•
Our ability to maintain an appropriate sales and marketing infrastructure;
•
That our current products or products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;
•
Our exposure to significant drug product liability claims;
•
Our estimates of the markets, their size, characteristics and their potential for our products and our ability to serve those markets;
•
The successful commercialization of products we in-license or acquire;
•
Our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
•
The hiring and continued employment of executives, sales personnel and contractors;
•
The implementation of our business model, strategic plans for our business;
•
The impact of other companies and technologies that compete with us within our industry;
•
Our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

i

•
The regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;
•
The scope of protection that we are able to establish and maintain for intellectual property rights covering our products, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;
•
Our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
•
Potential adverse legal, reputational and financial effects resulting from the information technology security incident or future such incidents and the effectiveness of our business continuity plans in response to cyber-attacks, like the information technology security incident;
•
Our controlling shareholder may take actions which are not necessarily in our interest or in the interest of our shareholders;
•
Our ability to maintain compliance with the NYSE’s listing standards;
•
The effects of the economic and business environment, including unforeseeable events and the changing market conditions caused by the COVID-19 global pandemic; and
•
The impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements appearing in this 2023 Annual Report are reported in the U.S. dollars in thousands, unless otherwise indicated, and are prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). Totals presented in this 2023 Annual Report may not total correctly due to rounding of numbers.

All references in this 2023 Annual Report to “dollars,” “USD” or “$” are to U.S. dollars, all references to “NIS” are to New Israeli Shekel, all references to “CAD” are to Canadian dollars, and all references to “JPY” are to Japanese Yen. The published (1) representative exchange rate between the NIS and the dollar for March 31, 2023 was NIS 3.62 per $1.00. The published (2) representative exchange rate between the CAD and the dollar for March 31, 2023 was CAD 1.35 per $1.00. The published (3) representative exchange rate between the JPY and the dollar for March 31, 2023 was JPY 132.76 per $1.00. No representation is made that the NIS amounts or CAD amounts could have been, or could be, converted into dollars at rates specified herein or any other rate.

(1)
As published by The Bank of Israel.
(2)
As published by J.P. Morgan Chase.
(3)
As published by Bank of Japan.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D – “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

•
The pharmaceutical industry in which we operate is intensely competitive. We are particularly subject to the risks of competition. For example, the competition we encounter may have a negative impact upon the prices we charge for our products, the market share of our products and our revenue and profitability.
•
Other pharmaceutical companies frequently take actions to prevent or discourage the use of generic drug products such as ours.
•
We may experience declines in the sales volume and prices of our products as the result of the continuing trend of consolidation of certain customer groups, such as the wholesale drug distribution and retail pharmacy industries, as well as the emergence of large buying groups.
•
New developments by others could make our products or technologies non-competitive or obsolete.
•
Our ability to market products successfully depends, in part, upon the acceptance of our products not only by consumers, but also by independent third parties.
•
Reductions in pharmaceutical pricing may adversely affect our business.
•
Our future profitability depends upon our ability to continue monitoring our inventory levels in the distribution channel.
•
Our future profitability depends upon our ability to introduce new generic or innovative products on a timely basis.
•
Our revenue and profits from individual generic pharmaceutical products typically decline as our competitors introduce their own generic equivalents.
•
We are subject to extensive government regulation that increases our costs and could delay or prevent us from marketing or selling our products
•
Changes in regulatory environment may prevent us from utilizing the exclusivity periods that are important for the success of some of our generic products.
•
Pharmaceutical companies are required by international law to comply with adverse event reporting requirements.
•
Healthcare reform changes may have an impact on all segments of the healthcare industry.
•
Reimbursement policies of third parties, cost containment measures and healthcare reform as well as governmental regulation of prices could adversely affect the demand for our products and limit our ability to sell our products.
•
Any failure to comply with the complex reporting and payment obligations under the Medicare and Medicaid programs may result in further litigation or sanctions, in addition to the lawsuits.
•
We are susceptible to product liability claims that may not be covered by insurance and could require us to pay substantial sums.
•
Our success depends, in part, on the quality, efficacy and safety of our products.
•
The manufacture and storage of pharmaceutical and chemical products are subject to environmental regulation and inherent risk.
•
Testing required for the regulatory approval of our products is sometimes conducted by independent third parties. Any failure by any of these third parties to perform this testing properly may have an adverse effect upon our ability to obtain regulatory approvals.
•
If third-party manufacturers and logistic service providers upon whom we rely fail to meet our requirements, we may face delays in the manufacturing or delivery of certain products or be unable to meet demand for them.
•
Governmental investigations and litigation relating to sales and marketing practices may result in material penalties and/or settlement amounts.
•
Sun Pharmaceutical Industries Ltd. and its affiliates control 85.7% of the voting power in our Company.
•
Wholesaler customers account for a substantial portion of our consolidated sales.

•
The nature of our business requires us to estimate future charges against wholesaler accounts receivable. If these estimates are not accurate, our results of operations and financial condition could be adversely affected.
•
Our inventories of finished goods have expiration dates after which they cannot be sold.
•
Our future success depends on our ability to develop, manufacture and sell new products.
•
If we are unable to obtain raw materials, our operations could be seriously impaired.
•
Research and development efforts invested in our innovative pipeline may not achieve expected results.
•
We are continuing our efforts to develop new proprietary pharmaceutical products, but these efforts are subject to risk and may not be successful.
•
Our tax liabilities could be larger than anticipated.
•
We are increasingly dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.
•
A public health crisis, such as the COVID-19 pandemic, any widespread outbreak of an illness or communicable disease, or any other pandemic could have a material adverse effect on our business, results of operations, cash flows and financial position.
•
We depend on our ability to protect our intellectual property and proprietary rights, but we may not be able to maintain the confidentiality, or assure the protection, of these assets.
•
Third parties may claim that we infringe on their proprietary rights and may prevent us from manufacturing and selling such products, or may challenge our own proprietary rights.
•
We have, in the past, and could in the future, fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley.
•
Our operations could suffer if we are unable to attract and retain key employees in the markets in which we operate where competition for highly skilled technical and other personnel is intense.
•
Our business requires us to move goods across international borders. Any events that interfere with, or increase the costs of, the transfer of products across international borders could have a material adverse effect on our business.
•
Government pricing or price control policies can materially impede our profitability or ability to set prices for our products.
•
The proposed transaction with Sun regarding Sun’s acquisition of all of our outstanding ordinary shares not currently held by it, may not be completed in a timely manner or at all, which may adversely affect our business and the price of our ordinary shares.

The summary risk factors described above should be read together with the text of the full risk factors below in Item 3.D – “Risk Factors” and the other information set forth in this 2023 Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information in this 2023 Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Our business, operating results and financial condition may be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks facing us, we may experience a material adverse change in our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

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

If our product candidates receive FDA approval, the labeling claims and marketing statements that we can make for our products are limited by the scope of such approval and statutes and regulations and, with respect to our generic drugs, by the labeling approved by the FDA for the brand-name product. In addition, if the FDA and/or a foreign regulatory authority approves any of our products, the labeling, packaging, adverse event reporting, storage conditions, advertising and promotion for the product, among other things, will be subject to extensive and ongoing regulatory requirements. Further, as a manufacturer of pharmaceutical products distributed in the U.S., we must also continue to comply with cGMP regulations, which include requirements related to production processes, quality control and quality assurance and recordkeeping. Products that we manufacture and distribute in foreign jurisdictions may be regulated under comparable laws and regulations in those jurisdictions. The facilities of Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”), our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. Any material deviations from cGMPs or other applicable standards identified during such inspections may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, warning or untitled letters, consent decrees or civil or criminal penalties. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable health risk, the FDA could withdraw approval for such products, detain or seize violative products, request a recall of such products, issue untitled or warning letters, seek fines, injunctions, or the imposition of civil or criminal penalties, initiate debarment proceedings, refuse to grant pending applications or the import or export of such products, and/or require us to notify health professionals and others that the products present unreasonable risks of substantial harm to the public health. Also, our suppliers face and may face regulatory impediments or enforcement actions, including an import alert, which will hinder our supplies and may impact our sales and profitability. Additionally, Taro shares common ownership with Ranbaxy Inc. (“Ranbaxy”) through acquisitions made by Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma” and together with its affiliates, “Sun”). In 2012, Ranbaxy entered into a Consent Decree of Permanent Injunction with the FDA which decree gives the FDA authority to impose its terms and obligations on any “subsidiary” or “affiliate” of Ranbaxy. Also, if such deviations occurred, it is unclear if the FDA could extend the existing Consent Decree of Permanent Injunction, applicable to Ranbaxy to a facility owned or operated by Taro in light of the companies' common ownership by Sun.

In addition, because we market drugs that are classified as controlled substances in the U.S., Israel and Canada, we must meet the requirements of the federal Controlled Substances Act (“CSA”) in the U.S., state laws and equivalent laws in Israel and Canada, as well as the regulations promulgated thereunder in each country and/or state. These regulations include stringent requirements for, among other things, the handling, receipt, security, and recordkeeping of controlled substances including import, export, manufacture, storage, distribution and dispensing. These requirements include registration/licensing, manufacturing controls (e.g., quotas), import permits/declarations, inventory, recordkeeping, monitoring, reporting, disposal and security to prevent diversion of, or unauthorized access to, the controlled substances at each stage of the production and distribution process. The U.S. Drug Enforcement Administration (“DEA”), state agencies and comparable regulatory authorities in Israel and Canada may periodically inspect our facilities for compliance with the CSA, state laws and their equivalents in Israel and Canada. Any failure to comply with these laws and regulations could lead to a variety of sanctions, including restrictions, revocation, or a denial of renewal, of our DEA registration or state license (or Israeli or Canadian equivalent), injunctions, and civil or criminal penalties.

Furthermore, all of the products that we manufacture, and most of the products we distribute, are manufactured outside the U.S. and must be imported into the U.S. Importation of drugs, including controlled substances, is subject to additional restrictions and review by the FDA and the DEA. The FDA and the DEA, in conjunction with the U.S. Customs and Border Protection, have the authority and discretion to scrutinize and potentially prohibit the importation of foreign goods into the U.S. that fail to comply with applicable legal and regulatory requirements.

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

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by commercial marketing of the product. However, the Medicare Act also contains forfeiture provisions which could deprive the first “Paragraph IV” filer (as described below) of eligibility for such exclusivity if certain conditions are met. Accordingly, in situations where we are the first “Paragraph IV” filer, we may face the risk of forfeiture and therefore may not be able to exploit a given exclusivity period for specific products. Further, even where we are a first “Paragraph IV” filer, other ANDA applicants may also qualify as first “Paragraph IV” filers for the same drug product and, if they initiate commercial marketing of their ANDA products before us, we will not benefit from the full 180-day market exclusivity period.

Under the terms of the Hatch-Waxman Act, a generic applicant must make certain certifications with respect to the patent status of the listed drug that it references in its ANDA. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a Paragraph IV certification. The Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company that submits a substantially complete ANDA with a Paragraph IV certification and that also lawfully maintains such certification. Such exclusivity prevents the approval for 180 days of a subsequently submitted ANDA containing a Paragraph IV certification for the same drug product. The Medicare Act modified certain provisions of the Hatch-Waxman Act. Under the Medicare Act, final ANDA approval for a product subject to Paragraph IV patent litigation may be obtained upon the earlier of a favorable district court decision or 30 months from receipt of notification to the patent holder of the Paragraph IV filing, provided there are no other issues preventing the FDA from granting final approval. Exclusivity rights for the first Paragraph IV filer may be forfeited pursuant to the Medicare Act under specified circumstances including, for example, if tentative approval is not timely obtained. In addition, there can be multiple first Paragraph IV filers that share in the same 180-day market exclusivity period for the same drug product. If one first Paragraph IV filer begins commercial marketing of its product prior to the others, the other first filers will not reap the benefit of the full 180-day market exclusivity period. Some of the changes made by the Medicare Act apply to ANDAs where the first certification was filed after the enactment of the Medicare Act; other earlier submitted ANDAs are generally governed by the previous version of the law.

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

We are required to comply with adverse event reporting requirements across jurisdictions. Our failure to meet these reporting requirements in any jurisdiction could result in actions by regulatory authorities in that and/or other jurisdictions, including any of the following: warning letters, public announcements, restriction or suspension of marketing authorizations, revocation of marketing authorizations, fines or a combination of any of these actions. In addition, the discovery of previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy (“REMS”) program.

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

There has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and reform government program reimbursement methodologies for drugs.

In August 2022, Congress enacted the Inflation Reduction Act (“IRA”), a law with sweeping changes to the payment of drugs under the Medicare program. It includes legislative changes that could lead to greater pricing pressures on our products such as amendments to: (i) re-design the Part D benefit by eliminating the “donut hole” under the Medicare Part D program beginning in 2025, among other changes; (ii) modify the “noninterference” provisions of the Medicare Part D enabling statute to require the U.S. Department of Health and Human Services (“HHS”) to negotiate the prices of a subset of brand drugs with the highest annual expenditures under Medicare Parts B and D that have been on the market for a certain length of time and lack generic or biosimilar competition, under which Medicare prices for such drugs are capped by a “maximum fair price”; and (iii) impose new rebate obligations on manufacturers of certain drugs paid under Medicare Part B or D whose prices increase faster than inflation relative to a benchmark period. With respect to the re-design of the Part D benefit as it relates to generics, the IRA modifies the relative portions of beneficiary drug payments covered by Part D plans and Medicare throughout the various benefit stages to impose a higher obligation on Part D plans. As it relates to Part D negotiation, although generic drugs are not themselves subject the negotiation process, it is possible that a brand product that serves as a reference drug for a Taro product pre-ANDA approval may be selected for negotiation before the generic launches. If so, the Taro generic may ultimately launch at a lower price than it would absent negotiation of the reference drug. Finally, with regard to inflationary rebates, generic drugs generally will not be subject to Part B rebates but could be subject to Part D rebates in specific circumstances. A number of state legislatures have also begun considering legislation that would implement IRA-like frameworks for state-regulated insurance markets. We continue to monitor these legislative developments, evaluate whether any changes to our business practices and operations are necessary to comply with such legislative reforms and advocate for policies that support both innovations and access to high-quality medicines for patients. However, we cannot accurately predict the ultimate impact of such legislative developments on our business or whether additional changes in regulatory policies will occur in the future.

In October 2022, President Biden issued an Executive Order directing the Center for Medicare and Medicaid Innovation (“CMMI”) to explore models to further address drug pricing. CMMI issued a report on February 14, 2023, describing three models that the Secretary has selected for testing. It is possible that Congress or the Administration may take further actions to control drug prices. Further federal, state and foreign legislative and regulatory developments are likely, and we expect these already enacted and ongoing initiatives to increase pressure on drug pricing.

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

The PPACA is a sweeping measure intended to expand healthcare coverage in the U.S., primarily through the establishment of an exchange to facilitate the purchase of health insurance, premium and cost-sharing subsidies for certain low-income individuals and expansion of the Medicaid program. Among other things, the PPACA contained provisions that changed payment levels for pharmaceuticals under Medicaid and increased pharmaceutical rebates under the Medicaid Drug Rebate Program. Effective October 1, 2010, the law changed the formula for calculating federal upper limits (“FULs”), which are a type of cap on the amount a state Medicaid program can reimburse pharmacies for multiple source drugs (i.e., drugs for which there are at least two therapeutically equivalent versions on the market). The FULs are calculated based on the weighted-average of the average manufacturer prices (“AMPs”) of the equivalent drugs on the market when there are at least three therapeutically equivalent versions. In addition, the law changed the preexisting definition of AMP so that it is generally based only on direct sales to retail community pharmacies and sales to wholesalers for drugs distributed to retail community pharmacies. Further, the Centers for Medicare & Medicaid Services (“CMS”) issued final regulations regarding the FUL and the calculation of AMP and rebates under the Medicaid Drug Rebate Program, effective as of April 1, 2016. Even though our reported AMPs are not disclosed publicly, the release of such FULs to the public and our customers may affect our pricing.

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

Effective January 1, 2010, the PPACA also increased the minimum Medicaid rebate rate from 15.1% to 23.1% of AMP for most drugs approved under a new drug application (“NDA”), including authorized generics. The PPACA also increased the Medicaid rebate from 11% to 13% of AMP for most drugs approved under an ANDA. Further, the volume of rebated drugs was expanded to include drugs dispensed to beneficiaries in Medicaid managed care organizations. In addition, an alternative, higher rebate may be imposed on drugs that are line extensions of previously approved oral dosage form drugs. CMS’s final regulations also expanded the Medicaid Drug Rebate Program such that manufacturers are required to pay rebates to the U.S. Territories (Puerto Rico, the U.S. Virgin Islands, Guam, the Northern Mariana Islands and American Samoa), effective January 1, 2023. These measures have increased or will increase our cost of selling to the Medicaid market.

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

Both Congress and the current administration have proposed, finalized, or are currently considering a wide variety of actions intended to reduce drug prices and/or reduce the amount of reimbursement for drugs under federal government programs such as Medicare. These actions include basing payment for drugs under Medicare Part B on an index of prices in other countries, permitting the importation of less expensive versions of drugs from Canada and other countries, and other measures. These proposals, if finalized or enacted and fully implemented, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

We are subject to data privacy and security regulations administered and enforced by the federal government as well as statutes and regulations adopted in the states in which we conduct our business. At the federal level, the FDA regulations for the protection of human research subjects require that we protect the privacy of personal information and obtain appropriate informed consent in connection with research using identifiable subject information or identifiable biological samples. In addition, the Federal Trade Commission (“FTC”) has broad authority to investigate and initiate enforcement actions regarding any activity affecting the privacy or security of personal information that it deems deceptive or unfair, and has recently imposed substantial fines for allegedly unfair and deceptive practices involving the use and disclosure of personal health information. At the state level, a rapidly growing body of privacy and data protection laws impose requirements and restrictions, and these state laws differ from each other in significant ways, thus complicating compliance efforts. Failure to comply with these laws can result in the imposition of significant civil and criminal penalties. For example, the California Confidentiality of Medical Information Act (the “CMIA”), which imposes stringent data privacy and security requirements and obligations with respect to the personal health information of California residents, authorizes administrative fines and civil penalties of up to $25,000 for willful violations and up to $250,000 if the violation is for purposes of financial gain, as well as criminal fines. In the past five years, California and nine other states have adopted broader privacy laws, all of which provide for civil penalties for violations and some of which also provide a private right of action for enforcement by individuals. New legislation that is anticipated to be enacted in various other states will continue to shape the data privacy environment nationally. The effects on our business of this growing body of privacy and data protection laws are potentially significant, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

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

Our success depends, in part, on the quality, efficacy and safety of our products. Product recalls or product field alerts may be issued at our discretion or as recommended or requested by the FDA, other governmental agencies or other companies having regulatory authority over pharmaceutical product sales. From time to time, we may recall products for various reasons, including failure of our products to maintain their stability through their expiration dates. Any recall or product field alert has the potential of damaging the reputation of the product or our reputation. Any significant recalls could materially affect our sales. In these cases, our business, financial condition, results of operations and cash flows could be materially adversely affected. If our products are found to be defective or unsafe, our product claims are found to be deceptive, or our products otherwise fail to meet our customers’ or consumers’ expectations, our relationships with customers or consumers could suffer, the appeal of our brands could be diminished, and we could lose sales and become subject to liability or claims, any of which could result in a material adverse effect on our business.

Our reputation among consumers and our customers in the pharmacy trade may be negatively impacted by incidents of counterfeiting of our products.

Counterfeit versions of some of our products may be sold by third parties, which may pose safety risks, may fail to meet consumers’ expectations, and may have a negative impact on our business. The counterfeiting of pharmaceutical products is a widely reported problem for pharmaceutical manufacturers, distributors, retailers and consumers in the U.S., which is our largest market. Such counterfeiting may take the form of illicit producers manufacturing cheaper and less effective counterfeit versions of our products, or producing imitation products containing no active ingredients, and then packaging such counterfeit products in a manner, which makes them look like our products. If incidents occurred in which such products prove to be ineffective, or even harmful, to the individuals who used them, consumers and our customers might not buy our products out of fear that they might be ineffective or dangerous counterfeits. In addition, sales of counterfeit products could reduce sales of our legitimate products, which could have a material negative impact on our sales and net income. Further, we are required to notify FDA and certain trading partners upon determining that a product is counterfeit or otherwise illegitimate.

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

Our applications for the regulatory approval of our products incorporate the results of testing and other information that are sometimes provided by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). The likelihood that the products being tested will receive regulatory approval is, to some extent, dependent upon the quality of the work performed by these third parties, the quality of the third parties’ facilities and the accuracy of the information provided by these third parties. We have little or no control over any of these factors. As such, the failure of these independent third parties to comply with, among other things, applicable regulatory requirements, protocols, standards, guidelines, and contractual requirements may have an adverse effect upon our ability to obtain regulatory approvals.

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

In addition, quality control problems, such as the use of materials or subcontractors that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. Quality control problems could result in regulatory action, such as revocation or suspension of regulatory approvals, restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales, and creating inventory write-downs for unusable products. Further, legislative, executive and regulatory proposals were recently enacted or are pending to, among other things, prevent drug shortages, improve pandemic preparedness and reduce the dependency of the United States on foreign supply chains and manufacturing. While we are still assessing these developments, they could impact our selection and utilization of third-party manufacturers, logistic service providers, and other vendors and suppliers and could have a material adverse impact on our business, financial condition and results of operations.

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

Our Chairman, Mr. Dilip Shanghvi, and members of his immediate family (one of whom is a member of our Board of Directors) control, through their beneficial ownership of 78.5% of our outstanding ordinary shares and 100% of our founders’ shares through Sun Pharma, 85.7% of the voting power in our Company as of March 31, 2023. Mr. Dilip Shanghvi, along with entities controlled by him and members of his family, control 54.5% of Sun Pharma as of March 31, 2023. Sun is able to control the outcome of shareholder votes of the Company requiring a majority of the votes.

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

In recent years, our business has experienced increased volatility in volumes due in large part to global supply chain issues. Due to the complexity of our supply chain, we have experienced supply discontinuities due to macroeconomic issues, regulatory actions, including sanctions and trade restrictions, labor disturbances and approval delays, which impacted our ability to timely meet demand in certain instances. Supply chain disruptions could continue to result in delays in our production and distribution processes, R&D initiatives, and our ability to respond timely to consumer demand. These adverse market forces have a direct impact on our overall performance. Any such disruptions could have a material impact on our business and our results of operation and financial condition.

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

The time from discovery to a possible commercial launch of an innovative product is substantial and involves multiple stages. During each stage, we may encounter obstacles that delay the development process and increase expenses, potentially forcing us to abandon a potential product in which we may have invested substantial amount of time and resources. These obstacles may include pre-clinical failures, difficulty enrolling patients in clinical trials, delays in completing formulation and other work needed to support an application for approval, adverse reactions or other safety concerns arising during clinical testing, insufficient clinical trial data to support the safety or efficacy of the product candidate, widespread supply chain breakdowns, delays as a result of new requirements implemented by health authorities such as the U.S. FDA and EMA requirement on material use and delays, failure to obtain the required regulatory approvals for the product candidate or the facilities in which it is manufactured or inability to produce and market such innovative products successfully and profitably. In addition, we face the risk that some of the third parties we collaborate with may fail to perform their obligations. Accordingly, our investment in research and development of innovative products can involve significant costs with no assurances of future revenues or profit.

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

We intend to outsource certain finance and accounting functions, such as account payables and recording of transactional data, to a third party. Failure of such third party to provide timely and adequate services or our inability to arrange for alternative providers on favorable terms in a timely manner could disrupt our business, adversely impact the quality or timeliness of our financial reporting process, increase our costs or otherwise adversely affect our business and financial results. These adverse effects may include, but are not limited to:

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

We are increasingly dependent on sophisticated information technology systems and infrastructure to operate our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information, trade secrets, intellectual property, proprietary business information, customer credit card information, and employee personal information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have contracted with third-party vendors to enhance our operations and, as part of our service arrangements with Sun as described in greater detail under Item 7B – “Related Party Transactions—Related Party Transactions—Arrangements with Sun,” we also have outsourced elements of our operations to Sun, including significant elements of our information technology infrastructure. The size and complexity of our information technology systems, and those with whom we contract, make such systems potentially vulnerable to service interruptions, security breaches from inadvertent or intentional actions by employees, partners or vendors, or from attacks by malicious third parties. Any significant disruptions to our information technology systems, including breaches of information security or cybersecurity, or failure to integrate new and existing information technology systems could adversely affect our business, financial condition or results of operations. While we exercise care in selecting vendors that maintain adequate information security controls and monitor our relationships with our vendors, we and our vendors or Sun, could be susceptible to third-party attacks on our information security systems, which attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups, “hackers” and others. These actors, criminal groups, “hackers” and others routinely attack the security of technology products, services, systems and networks using a wide variety of methods, including ransomware, malicious codes, worms, phishing attacks, denial of service attacks, and other sophisticated cyber-attacks and attempts to exploit vulnerabilities in hardware, software, and infrastructure, and our disaster recovery planning cannot account for all eventualities. Attacks also include social engineering and cyber extortion to induce customers, contractors, business partners, vendors, employees and other third parties to disclose information, transfer funds, or unwittingly provide access to systems or data. Cyber threats are continually evolving, making it difficult to defend against such threats and vulnerabilities that can persist undetected over extended periods of time. Certain aspects of the security of such technologies are unpredictable or beyond our control, and the failure by mobile technology, third party and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations, including our ability to timely ship and track product orders and project inventory requirements, and lead to interruptions or delays in our supply chain. Additionally, these types of problems could result in an actual or perceived breach of confidential information (including personal information) or loss, misappropriation or corruption of critical data such as protected health information or other data subject to privacy laws and proprietary business information, which could result in damage to our reputation, litigation, complaints, negative publicity, breach notification obligations, regulatory or administrative sanctions, inquiries, orders or investigations, indemnity obligations, or penalties for violations of applicable laws or regulations. The increased use of smartphones, tablets and other mobile devices may also heighten these and other operational risks. Sustained or repeated system disruptions that interrupt our ability to process orders and deliver products to the stores, impact our customers' ability to access our websites in a timely manner, or expose confidential information (including personal information) could have a material adverse effect on our results of operations, financial condition and cash flows. We may also incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud, and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments, and any such losses may be significant.

We have been the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. For example, we disclosed that on March 1, 2023, Sun had experienced an information technology security incident that impacted some of Sun’s IT assets. Upon learning that the incident had impacted Taro, Taro, in conjunction with Sun, promptly took steps to contain and remediate the impact on Taro, including employing appropriate containment protocols to mitigate the threat, employing enhanced security measures and utilizing global cyber security experts to ensure the integrity of its IT systems’ infrastructure and data. Based on our investigation, Taro currently believes that the incident’s effects on its IT system include a breach of certain file systems and the theft of company data and personal data. A ransomware group has claimed responsibility for this incident. As part of the containment measures, Taro proactively isolated its network and initiated recovery procedures. As a result of these measures, Taro’s business operations and revenues were impacted, however, the full impact of which cannot be reliably measured nor believed to be material currently. Taro may also further incur expenses in connection with the incident and the remediation. Taro is currently unable to determine other potential adverse impacts of the incident, including but not limited to additional information security incidents, increased costs to maintain insurance coverage, the diversion of management and employee time or the possibility of litigation. In addition, although we have cybersecurity insurance, such insurance may not adequately cover the losses and damages that we sustained as a result of the incident or may sustain as a result of any future security incident or cyber-attack. We may also not be able to obtain adequate insurance coverage in the future at acceptable costs. Furthermore, the public perception that a security incident or a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Taro has since strengthened its cybersecurity infrastructure and is in the process of implementing improvements to its cyber and data security systems to safeguard against such risks in the future. Taro is also implementing certain long-term measures to augment its security control systems across the organization. Taro worked with legal counsel across relevant jurisdictions to notify regulatory and data protection authorities, where considered required, and Taro believes there is no material legal non-compliance as a result of the information security incident. Taro believes that all known impacts on its financial statements for the year ended March 31, 2023, due to this incident have been considered.

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

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. We expect that new privacy and cybersecurity laws and regulations will be proposed and adopted in the U.S. and other jurisdictions in which we operate. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process data on our behalf. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture.

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

Widespread outbreaks of disease or other public health crises, such as the COVID-19 pandemic and responses thereto have in the past and may in the future negatively impact the global economy, disrupt global supply chains and create significant volatility and disruption of financial markets. Since it began in 2019, the COVID-19 pandemic has spread globally, including to countries and regions where we manufacture most of our products and conduct our clinical trials and including Israel and Canada, where most of our manufacturing takes place, and has spread throughout each state in the U.S., our largest market. The COVID-19 pandemic has disrupted global supply chains, created significant volatility in global financial markets and negatively impacted the global economy. Additionally, it has impacted our business and may materially affect our operations, including manufacturing, supply chain, pre-commercial launch and clinical trial activities should the pandemic persist. Our offices are or have been operating under work from home protocols, and our manufacturing and distribution facilities have instituted policies and procedures to protect our employees and operations, including social distancing, the supply and use of personal protective equipment, split shifts and health assessments. We had and, in some instances, continue to have to suspend in-person activities of our field employees because of restrictions on meetings instituted by our customers. These protocols, policies, procedures, and suspension of activities have affected our business operations.

The COVID-19 pandemic has affected and any other future epidemics, pandemics or public health crises may in the future affect the operations of our suppliers, third-party manufacturers, or partners in our supply chains (transportation, shipping, and logistics), which resulted and may in the future result in higher costs and delays in the manufacturing and supply of products to our customers, which has and may in the future have a negative impact on our financial results. If we need to find alternate suppliers, third-party manufacturers, or partners in our supply chain, such alternates may come with increased costs, which could have a negative impact on our financial results.

Widespread outbreaks of disease or other public health crises, such as the COVID-19 pandemic, may affect regulatory agencies globally, causing disruptions that limit our ability to supply products or bring new or improved products to market, which could negatively impact our business operations and financial results. During the COVID-19 pandemic, regulatory agencies globally, including the FDA, generally experienced slower response times and offered limited inspections of manufacturing facilities, affecting approval of new products, regulatory submissions and inspections. Although FDA’s normal inspection program, including the use of alternative inspection tools, and response times have largely resumed, such issues could reoccur in the event of future outbreaks and public health crises.

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

The impact of any epidemic, pandemic or public health crisis, such as the COVID-19 pandemic, could cause our customers, third-party manufacturers or suppliers to have liquidity issues, impacting our collection on receivables and negatively impacting our ability to procure products or materials.

The impact of any epidemic, pandemic or public health crisis, such as the COVID-19 pandemic, could have a significant negative impact on our business, financial results, cash flow and liquidity. In such case, we may need to seek additional sources of financing to fund our operations. Capital and credit markets have experienced disruptions due to COVID-19 and foreign exchanges have experienced increased volatility. Because of these disruptions and volatility, seeking additional financing may be difficult and is dependent upon evolving market conditions, among other factors.

The impact of the epidemics, pandemics or public health crises, such as the COVID-19 pandemic, on the global and U.S. economies is uncertain, but a sustained economic downturn could negatively impact demand for our products and materially affect our business, financial condition and results of operations, and the value of our shares.

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

We have in the past, and may, in the future, identify material weaknesses in our internal controls that evidence that we fail to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley. As of March 31, 2023, we did not identify any material weaknesses in internal controls. Failure to maintain adequate internal controls could negatively affect shareholder and customer confidence.

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
•
general economic, industry, market and political conditions, including the impacts thereon of inflation and rising interest rates, COVID-19, Russia’s invasion of Ukraine and global geopolitical tensions;
•
departures of key personnel;
•
changes in the market valuations of our competitors;
•
regulatory considerations; and
•
the other risk factors listed in this section of this 2023 Annual Report.

No citizen or resident of the U.S. who acquired or acquires any of our ordinary shares at any time after October 21, 1999, is permitted to exercise more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns.

In order to reduce our risk of being classified as a “Controlled Foreign Corporation” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we amended our articles of association (“Articles of Association” or “Articles”) in 1999 to provide that no owner of any of our ordinary shares is entitled to any voting right of any nature whatsoever with respect to such ordinary shares if (a) the ownership or voting power of such ordinary shares was acquired, either directly or indirectly, by the owner after October 21, 1999, and (b) the ownership would result in our being classified as a Controlled Foreign Corporation. This provision has the practical effect of prohibiting each citizen or resident of the U.S. who acquired or acquires our ordinary shares after October 21, 1999, from exercising more than 9.9% of the voting power in our Company, with respect to such ordinary shares, regardless of how many shares the shareholder owns. The provision may therefore discourage U.S. persons from seeking to acquire, or from accumulating, 15% or more of our ordinary shares (which, due to the voting power of the founders’ shares, would represent 10% or more of the voting power of our Company). As of March 31, 2023, no citizen or resident of the U.S. held ordinary shares that would represent 10% or more of the voting power of our Company.

Risks Relating to Our International Operations

We face risks related to foreign currency exchange rates.

Because some of our revenue, operating expenses, assets and liabilities are denominated in foreign currencies, we are subject to foreign exchange risks that could adversely affect our operations and reported results. To the extent that we incur expenses in one currency but earn revenue in another, any change in the values of those foreign currencies relative to the USD could cause our profits to decrease or our products to be less competitive against those of our competitors. To the extent that our foreign currency holdings and other assets denominated in a foreign currency are greater or less than our liabilities denominated in a foreign currency, we have foreign exchange exposure. Moreover, the strengthening of the U.S. dollar versus other currencies in which we operate negatively impacted our revenues, results of operations, profits and cash flows.

Current and changing economic conditions may adversely affect our industry, business, partners and suppliers, financial position, results of operations and/or cash flow.

The global economy continues to experience significant volatility, and the economic environment may continue to be, or become, less favorable than that of past years. Higher costs for goods and services, rising inflation and interest rates, supply chain disruptions, the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade, overall economic slowdown or recession and other economic factors in Israel, the U.S., Canada or in any of the other markets in which we operate could adversely affect our net sales or otherwise materially adversely affect our operations and operating results. Among other matters, the continued risk of a debt default by one or more European countries, related financial restructuring efforts in Europe, and/or evolving deficit and spending reduction programs instituted by the U.S. and other governments could negatively impact the global economy and/or the pharmaceutical industry. This has led, and/or could lead, to reduced consumer and customer spending and/or reduced or eliminated governmental or third-party payor coverage or reimbursement in the foreseeable future, and this may include spending on healthcare, including but not limited to pharmaceutical products. While generic drugs present an alternative to higher-priced branded products, our sales could be negatively impacted if patients forego obtaining healthcare, patients and customers reduce spending or purchases, and/or if governments and/or third-party payors reduce or eliminate coverage or reimbursement amounts for pharmaceuticals and/or impose price or other controls adversely impacting the price or availability of pharmaceuticals. In addition, reduced consumer and customer spending, and/or reduced government and/or third-party payor coverage or reimbursement, and/or new government controls, may drive us and our competitors to decrease prices and/or may reduce the ability of customers to pay and/or may result in reduced demand for our products. The occurrence of any of these risks could have a material adverse effect on our industry, business, financial position, results of operations and/or cash flow.

In recent months, record levels of inflation have resulted in significant volatility and disruptions in the global economy. In response to rising inflation, central banks in the markets in which we operate, including the United States Federal Reserve, have tightened their monetary policies and raised interest rates, and such measures may continue if there is a period of sustained, heightened inflation. Higher interest rates and volatility in financial markets could lead to additional economic uncertainty or recession. Increased inflation rates have increased ours and our suppliers’ operating costs, including labor costs, raw materials costs, manufacturing costs, freight costs and R&D costs. There is no assurance that we will be able to increase our pricing promptly to offset our increased costs, or that our operations will not be materially impacted by rising inflation and its broader effects on the markets in which we operate in the future.

Moreover, financial volatility and geopolitical instability outside the U.S. may impact our operations or affect global markets. For example, the outbreak of war between Russia and Ukraine and the resulting sanctions implemented by U.S. and European governments, together with any additional future sanctions, could impact other markets where we do business, including our supply chain, business partners and customers, which could result in lost sales, supply shortages, increase manufacturing costs and lost efficiencies. Further, the conflict may adversely impact macroeconomic conditions and increase volatility in and affect our ability to access capital markets and external financing sources on acceptable terms or at all. We have no manufacturing or R&D facilities in Russia or Ukraine. However, the duration, severity and global implications (including potential inflation and devaluation consequences) of the current conflict between Russia and Ukraine, rising tensions in Asia and the Middle East and other geopolitical conflicts that may arise in the future cannot be predicted at this time and could have an effect on our business, including our supply chain, operational costs and commercial presence in these markets. Given the international scope of our operations, any of the above-mentioned effects of war between Russia and Ukraine, and others we cannot anticipate, could adversely affect our business, business opportunities, operations, and financial results.

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

Due to the relocation of its physical operations to Hawthorne, New York, Alchemee LLC will be closing its facility located in Santa Monica, CA (the “Santa Monica facility”) on or about September 29, 2023. All employees in the Santa Monica facility were informed on June 1, 2023, and offered continued employment at the Company’s Hawthorne, New York location. However, not all employees may accept the offer for the continued employment, and if we are unsuccessful in replacing such employees, it may adversely affect our business operations and financial results. Additionally, we will incur transition costs in connection with the relocation, and Alchemee’s business operations will likely experience some disruptions during the transition period.

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

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies. While some of these countries are eliminating these constraints, additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Although the recent Abraham Accords have enhanced Israel’s relations with certain countries in the Middle East (i.e., United Arab Emirates, Bahrain, and Morocco), an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

Although Israel has entered into various agreements with Egypt, Jordan, and the Palestinian Authority, as well as, more recently (after the signing of the Abraham Accords), the United Arab Emirates and other countries in the Middle East, Israel frequently has been subject to civil unrest and terrorist activity, with varying levels of severity. Over the past two decades, Israel has been engaged in several armed conflicts with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel. Any further armed conflicts, terrorist activities, or political instability in the region could adversely affect our operations. Furthermore, certain parties with whom we do business periodically have declined to travel to Israel, forcing us to make alternative arrangements where necessary, and the U.S. Department of State has issued, from time to time, an advisory regarding travel to Israel. As a result, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to our Company, could result in the FDA withholding approval for new products we intend to produce at those facilities.

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

Many male Israeli citizens, including our employees, are subject to compulsory annual reserve military service until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our Israeli employees have been called up in connection with armed conflicts. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence for a significant period of a significant number of our employees due to obligatory military service requirements. Any disruption in our operations could harm our business.

In addition to security concerns, the Israeli government is currently pursuing certain changes to Israel’s judicial system and legislation. In response to the foregoing proposed changes, some individuals, organizations and institutions, both within and outside of Israel, have commented that the proposed changes may negatively impact the business environment in Israel, including due to increased currency fluctuations and downgrades in credit rating. On April 14, 2023, Moody’s downgraded Israel’s credit outlook from positive to stable, but it maintained an A1 rating on Israel’s overall credit rating. Such negative developments may have an adverse effect on our business and results of operations.

We may be affected by fluctuations in the NIS relative to the USD.

A substantial portion of our expenses in Israel, primarily labor and occupancy expenses, are incurred in NIS. As a result, the cost of our operations in Israel, as measured in USD, is subject to the risk of exchange rate fluctuations between the USD and the NIS. During the years ended March 31, 2023 and March 31, 2022, the value of the NIS decreased by 13.8% and increased by 4.5%, respectively, relative to the USD based on the change in the exchange rate from the start to the end of the fiscal year. If the value of the NIS appreciates relative to the USD in the future, it could have a negative impact on our results of operations by increasing the USD value of our NIS-incurred expenses and thereby negatively affecting our USD-measured results of operations.

As of the data of this Annual Report, we maintain a program to hedge transactional shekel exposures in certain foreign currencies. We may continue to use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

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

Our Haifa Bay manufacturing facility is located among a large concentration of industrial and other facilities that release emissions into the air in the Haifa Bay region. The Israeli Ministry of Environmental Protection has declared the reduction of air pollution in Haifa Bay to be a primary goal and has taken a stringent approach in enforcing environmental protection laws for the industrial plants in Haifa Bay. We may be subject to enforcement action, including penalties, if we do not adhere to those strict rules.

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

In Canada, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime that significantly affects the Canadian pharmaceutical industry’s ability to set pricing for patented medicines and, by ricochet, for generics as well. Indeed, the Patented Medicine Prices Review Board (“PMPRB”) monitors and controls the prices of patented drug products marketed in Canada. The PMPRB requires patentees to report pricing and assesses whether pricing is excessive based on a number of factors, including the price of comparable drugs sold in Canada and the price of patented medicine in the jurisdictions the PMPRB includes in the International Reference Pricing (IRP) basket of countries for comparison purposes. Recent changes to the IRP basket (namely by replacing the United States and Switzerland with other countries with traditionally lower list prices such as Australia, Belgium and adding four other reference countries) have a further impact on generic pricing since such is calculated and set by the pan-Canadian Pharmaceutical Alliance pCPA as a percentage of the price of the reference originator product. Furthermore, generic pricing is impacted by the negotiated agreements between the pCPA (or the Quebec government for that province) and the Canadian Generic Pharmaceutical Association (CGPA), agreement through which governments aim at reducing generic prices to align with those in the IRP basket. There are also other initiatives between the pCPA and the CGPA that affect prices such as the pan-Canadian Tiered Pricing Framework (TPF), a tiered pricing model which has three different pricing levels i.e. three levels of rebate from the brand reference pricing, levels which vary depending namely on the number of competitors in the market. Therefore, to the extent we have products covered by a patent in Canada or generic products affected by the PMPRB and other price control regimes, our inability to control the prices of any such products may adversely affect our operations.

Sales of our products in Canada depend, in part, upon their eligibility for reimbursement from drug benefit formularies.

Each Canadian province establishes its own drug benefit formulary that lists the drugs for which a provincial government will reimburse qualifying persons and sets the prices at which the government will reimburse such persons. There is not complete uniformity among provinces, which could result in the listing of products in some provinces but not others. However, provincial governments generally will reimburse the lowest available price of the generic equivalents of any drug listed on its formulary. The formularies can also provide for automatic drug substitution, even for patients who do not qualify for government reimbursement. The effect of these provincial formulary regimes is to encourage the sale of lower-priced versions of pharmaceutical products. Further, legislation in some provinces limits the price at which generic pharmaceuticals are reimbursed based on the number of generic competitors in the market and the price of their brand equivalent. Therefore, the potential lack of reimbursement due to a refusal to list on a provincial formulary may adversely affect our ability to profitably market our products. Additionally, legislative price controls on generic products may affect profitability by limiting selling price as mentioned above.

We may be affected by fluctuations in the CAD relative to the USD.

A substantial portion of our expenses in Canada, primarily labor, packaging materials, occupancy, selling, marketing, and administrative expenses, are incurred in CAD. As a result, the cost of our operations in Canada, as measured in USD, is subject to the risk of exchange rate fluctuations between the USD and the CAD. During the year-ended March 31, 2023, the value of the CAD decreased 8.0% relative to the USD based on the change in the exchange rate from the start to the end of the fiscal year. This trend was furthermore reflected in exchange rates movement throughout the fiscal year, as the value of the CAD depreciated relative to the USD, which had a positive impact on our results of operations by decreasing the USD value of our CAD-incurred expenses. However, if the CAD appreciates relative to the USD in future, that would negatively affect our USD-measured results of operations.

Risks Relating to the Proposed Transaction with Sun

The proposed transaction (the “Transaction”) with Sun for Sun’s acquisition of all of our outstanding ordinary shares not currently held by it, may not be completed in a timely manner or at all, which may adversely affect our business and the price of our ordinary shares.

If the proposed Transaction with Sun (as described further in Items 7.A, 7.B and 8.B of, and Note 18 and Note 20 to the audited consolidated financial statements included in, this 2023 Annual Report), is not completed for any reason, we will be subject to a number of material risks, including the disruption to our business resulting from the announcement of the potential Transaction, the diversion of management’s attention from our day-to-day business, expenses incurred in connection with the proposed Transaction and any restrictions that may be imposed by any agreement that we may enter into in connection with the Transaction (a “Transaction Agreement”) on the operation of our business during the period before the completion of the Transaction, any or all of which may make it difficult for us to achieve our business goals if the Transaction does not occur.

In addition, in such a scenario where the Transaction is not consummated, our shareholders will not receive any payment for their shares, which they will instead continue to hold. In that scenario, we will remain an independent public company, and our ordinary shares will continue to be listed on the NYSE. However, if the Transaction is not consummated, then depending on the circumstances that would have caused the Transaction not to be consummated, the price of our ordinary shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of our ordinary shares would return to the prices at which the ordinary shares currently trade. Accordingly, if the Transaction is not consummated, there can be no assurance as to the effect of these risks on the future value of shares held by our shareholders.

The announcement or pendency of the proposed Transaction may adversely affect our business relationships, operating results, and business generally, and the proposed Transaction may disrupt our current plans and operations.

Our business relationships, operating results and business generally may be subject to material risks of disruption resulting from the announcement and pendency of the proposed Transaction. Parties with whom we maintain business relationships may experience uncertainty about our future and seek alternative relationships with third parties or seek to alter their business relationships with us. Our employees may experience uncertainty about their future roles with us following the Transaction. The attention of our management may be directed toward completion of the Transaction, integration planning and transaction-related considerations and may be diverted from the company’s day-to-day business operations and, following the completion of the Transaction, the attention of our management may also be diverted to such matters. We may experience negative reactions from our public shareholders. Further, as a result of disruptions in our current business operations in connection with the Transaction and the uncertainty surrounding the conduct of our business following the completion of the Transaction, we may not be able to fully implement our business plan and/or may lose key business partners.

These disruptions could be exacerbated by a delay in the completion of the Transaction or termination of any Transaction Agreement. Additionally, if the Transaction is not consummated, we will have incurred significant costs and diverted the time and attention of management. A failure to consummate the Transaction may also result in negative publicity, reputational harm, litigation against us or our directors and officers, and a negative impression of us in the financial markets. The occurrence of any of these events individually or in combination could have a material adverse effect on our business relationships, operating results, share price and business generally.

Our ability to retain and hire key personnel may be adversely impacted by the proposed Transaction.

Our employees may be uncertain about their future roles and relationships with us following the completion of the Transaction, which may adversely affect our ability to retain them or to hire new employees. While the Transaction is pending, we may not be able to hire qualified personnel to replace any key employees that may depart to the same extent that we have been able to in the past. In addition, if the Transaction is not completed, we may also encounter challenges in hiring qualified personnel to replace key employees that may depart subsequent to the Transaction announcement. Because we depend on the experience and industry knowledge of our executives and other key personnel to execute our business plans, we may therefore experience difficulty in meeting our strategic objectives while the Transaction is pending or after it is consummated.

Efforts to consummate the proposed Transaction may divert management’s attention from our ongoing business operations.

While acting to consummate the Transaction, the attention of our management may be diverted away from the day-to-day operations of our business, including implementing initiatives to improve performance, execution of existing business plans and pursuing other beneficial opportunities. This diversion of management resources could disrupt our operations and may have an adverse effect on the respective businesses, financial conditions, results of operations and cash flows of us or the merged entity after the effective time of the Transaction.

Potential litigation relating to the proposed Transaction could be instituted against us, our directors, officers or Sun.

Potential litigation relating to the proposed Transaction could be instituted against us, our directors, officers or Sun, even if the proposed Transaction is approved by the requisite shareholders of Taro and/or Sun. Regardless of the outcome of any litigation related to the contemplated Transaction, such litigation may be time-consuming and expensive and may distract our management from running the day-to-day operations of our business. The litigation costs and diversion of management’s attention and resources to address the claims and counterclaims in any litigation related to a Transaction Agreement and the transactions it contemplates may adversely affect our business, financial condition and/or operating results. Furthermore, if the Transaction is not consummated, for any reason, litigation could be filed in connection with the failure to consummate the Transaction. Any litigation related to the Transaction may result in negative publicity or an unfavorable impression of us, which could negatively impact the trading price of our ordinary shares, impair our ability to recruit or retain employees, damage our relationships with business partners, or otherwise materially harm our operations and financial performance.

The completion of the proposed Transaction will likely be subject to certain conditions, some of which we cannot control, including the adoption of the Transaction Agreement by our shareholders and the receipt of certain regulatory approvals, and, if any of these conditions is not satisfied, the Transaction may not be consummated.

The completion of the potential Transaction will likely be subject to the satisfaction or waiver of certain conditions, including, but not limited to: (i) requisite shareholder approval by a majority of our public shareholders who are not affiliated with Sun; (ii) obtaining any required regulatory approvals (or the applicable regulatory authorities’ non-objection to requests for exemptions in respect thereof); (iii) the expiration or termination of any waiting period (and extensions thereof) under applicable antitrust laws; (iv) the absence of any restraint or law preventing or prohibiting the consummation of the Transaction; (v) the accuracy of our and Sun’s representations and warranties to be contained in a Transaction Agreement (which may be subject to certain materiality qualifiers); (vi) our and Sun’s compliance in all material respects with our and their respective obligations under the Transaction Agreement; and (vii) the absence of any material adverse effect (as may be defined in a Transaction Agreement) from the date of any such Transaction Agreement until the closing of the Transaction. Certain conditions to the Transaction may not be satisfied or, if they are, the timing of such satisfaction may be uncertain. If any conditions to the Transaction are not satisfied or, where waiver is permitted by applicable law, not waived, the Transaction will not be consummated.

If for any reason the Transaction is not completed, or the closing of the Transaction is significantly delayed, our share price, business and results of operations may be adversely affected. In addition, failure to consummate the Transaction would prevent our shareholders from realizing the anticipated benefits of the Transaction. We expect to incur, significant transaction fees, professional service fees, taxes, and other costs related to the Transaction, many of which we anticipate we will be obligated to pay even if the potential Transaction is not completed.

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

We routinely post important information on our website at https://www.taro.com/. This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this 2023 Annual Report.

Capital Expenditures

During the years ended March 31, 2023, 2022, and 2021, our capital expenditures were $17.6 million, $11.8 million, and $17.0 million, respectively. The focus of our capital expenditure program has been the expansion and upgrade of our manufacturing facilities, laboratories, and information technology systems in order to enable us to increase operational efficiencies, remain in compliance with cGMP, accommodate anticipated increased demand for our products, and maintain a competitive position in the marketplace.

The major projects undertaken during these three years, as part of our capital expenditure program, include:

•
the acquisition of additional production and packaging equipment;
•
expanding and upgrading our research and development laboratories in Israel and Canada; and
•
the upgrade of our information technology and serialization systems, in addition to general improvements to our facilities.

For a detailed presentation of our property, plant, and equipment, see Note 7 to our consolidated financial statements included elsewhere in this 2023 Annual Report. Also see Item 4.D. – “Property, Plant and Equipment.”

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

We operate principally through Taro Israel and its following subsidiaries (including indirect): Taro Pharmaceuticals Inc. (“Taro Canada”), Taro U.S.A., and those entities relating to the Alchemee business, including Alchemee LLC, The Proactiv Company KK, and Alchemee Skincare Corporation (f/k/a The Proactiv Company Corporation) (collectively, “Alchemee”). The principal activities and primary product lines of Taro Israel and these subsidiaries may be summarized as follows:

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

Taro U.S.A.	• Markets and distributes both proprietary and generic products in the U.S. market • Performs regulatory, post marketing and clinical activities	• Dermatology: Rx and OTC semi-solid products (creams, ointments, lotions, foams and gels) and liquid products • Cardiology and Neurology: Rx oral dosage products • Other Rx and OTC products

Alchemee	• Markets and distributes dermatologic products in the U.S., Canada, Japan and other markets	• Dermatology products (creams, ointments, lotions, and solutions) Proactiv solution®, Proactiv+®, and ProactivMD®

As of March 31, 2023, 19 (excluding tentative approvals) of our ANDAs are being reviewed by the FDA. During the fiscal year ended March 31, 2023, we filed 7 ANDAs with the FDA. In addition, there are numerous products for which either development or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors prior to, simultaneous with or after granting approval to us.

On February 28, 2022, Taro U.S.A. acquired the Alchemee business from Galderma. The acquisition includes Alchemee’s business and assets worldwide, including the Proactiv® brand. The acquisition expands the Company’s product portfolio in OTC dermatology products. Taro U.S.A. assigned its entire ownership of the Alchemee business to the Company.

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
•
a higher ANDA approval rate by the FDA.

Products

We currently market more than 200 pharmaceutical products in over 24 countries. The following represents key therapeutic categories and dosage forms.

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

For the years ended March 31, 2023, 2022, and 2021, no product comprised 10% of our total consolidated sales.

Sales and Marketing

In the U.S., Israel and Canada, our sales are primarily generated by our own dedicated sales force. In other countries, we sell through agents and other distributors. Our sales force is supported by our customer service and marketing employees.

The following is a breakdown of our net sales by geographic region, including the percentage of our total consolidated net sales for each period:

	Year ended March 31,
	2023		2022		2021
	Sales	% of	Sales	% of	Sales	% of
	(in thousands)	total sales	(in thousands)	total sales	(in thousands)	total sales
United States	$363,065	63%	$376,677	67%	$383,829	70%
Canada	136,242	24%	130,066	23%	110,167	20%
Israel	46,142	8%	47,915	9%	46,574	8%
Other	27,503	5%	6,689	1%	8,400	2%
Total	$572,952	100%	$561,347	100%	$548,970	100%

* Less than 1%

In the year ended March 31, 2023, revenue in the U.S. accounted for 63% of total consolidated net sales. In addition to marketing Rx drugs, we market our branded and generic OTC products directly to individual customers, and to institutional customers, such as wholesalers, drug chains, food chains, and mass merchandisers. A significant portion of our revenue is derived from sales to a limited number of customers. If the Company were to experience a significant reduction in or loss of business with one or more of such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition, and results of operations could be materially adversely affected. During the year ended March 31, 2023, we sold to approximately 179 institutional customers in the U.S. The following table represents sales to our largest customers in the U.S. greater than 10% of consolidated net sales:

	Year ended March 31,
Customer	2023	2022	2021
Customer A	*	10.1%	12.6%
Customer B	*	*	10.5%
Customer C	*	*	*

* Less than 10%.

The following table sets forth the percentage of consolidated net sales by each type of customer in the year ended March 31, 2023:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers and store chains	59%
Mass merchandisers, food and retail chains	*
eCommerce	*
Managed care organizations	*
Generic drug distributors	*
Direct-to-Consumer	12%
Other	*

* Less than 10%.

In the year ended March 31, 2023, sales in Canada accounted for 24% of our total consolidated net sales and Taro Canada sold to approximately 540 institutional customers.

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

The following table sets forth the percentage of consolidated net sales by each type of customer in Canada in the year ended March 31, 2023:

Percentage of
Customer Type	Consolidated Sales
Drug wholesalers	14%
Drug chains, independent pharmacies and others	*
Direct-to-Consumer	*

* Less than 10%.

In the year ended March 31, 2023, sales in Israel accounted for less than 8% of our total consolidated net sales. The marketing, sales, and distribution of Rx pharmaceuticals and OTC products in Israel is closely monitored by the Israeli government. The market for these products is dominated by institutions that are similar to health maintenance organizations in the U.S., as well as private pharmacies. Most of our marketing efforts in Israel focus on selling directly to these groups.

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

The percentage of consolidated net sales in the year ended March 31, 2023 for each type of institutional customers, private customers, and other international customers in Israel and other international markets is less than 5%:

We have expanded the production capacity of our Israeli, Canadian and Japanese operations to meet anticipated greater demand for our products in future years. As discussed below under “Industry Practice Relating to Working Capital Items,” future demand for our products may not increase at a rate we previously anticipated. In addition, we utilize contract manufacturers for certain products to satisfy customer demand in a timely manner. As a result, in each of the years ended March 31, 2023, 2022, and 2021, backorders represented less than 5% of our consolidated net sales.

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

We compete with companies such as Novartis AG, Bausch Health Companies Inc., Kenvue, Teva Pharmaceuticals, Viatris Inc., Perrigo Company PLC, Glenmark and Galderma Laboratories. Many of these companies have more resources, market, and name recognition and better access to customers than we have. Therefore, there can be no assurance that we can compete successfully with them.

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

Prescription Drugs

In the U.S., the Federal Food, Drug, and Cosmetic Act (the “FDC Act”) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (“NDAs”) or ANDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. In Canada, Israel and other jurisdictions, the manufacture and sale of pharmaceutical products are regulated in a similar manner. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. In addition, approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed. Furthermore, each country requires successful inspections or approval of manufacturing facilities, including adherence to cGMPs during the production and storage of pharmaceutical products and components, including, but not limited to, raw materials and finished products. As a result, we have had, and will continue to have, periodic inspections of our facilities and records, including those of third-party manufacturers performing manufacturing activities on our behalf.

Regulatory authorities in each country also have extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, request the recall of and prohibit the sale or import of non-complying products and to halt the operations of and criminally prosecute and fine non-complying manufacturers. These regulatory authorities also have the power to revoke approvals previously granted and remove from the market previously approved drug products.

In the U.S., Canada, Israel, and other jurisdictions, we, as well as other manufacturers of drugs, are dependent on obtaining timely approvals for products. The approval process in each country has become more rigorous and costlier in recent years and regulatory authorities may change their approval policies and adopt new regulations. There can be no assurance that approvals will be granted in a timely manner or at all. In addition, the procedure for drug product approvals, if such approval is ultimately granted, generally takes longer than one year. The review processes in Canada and Israel are substantively similar to the review process in the U.S.

In the U.S., any drug that is not generally recognized as safe and effective by qualified experts for its intended use is deemed to be a new drug, which generally requires FDA approval. Approval is obtained, either by the submission of an ANDA or an NDA. If the new drug is a new dosage form, a strength not previously approved, a new indication or an indication for which the ANDA procedure is not available, an NDA or supplemental NDA, as applicable, is required. Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application (“IND”), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA approval to market requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue, and additional preclinical studies may commence, after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the IND becomes effective and the clinical trial proposed in the IND may begin. However, before that time, the FDA can raise concerns or questions related to one or more proposed clinical trials and place the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

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

We generally receive approval for generic products by submitting an ANDA to the FDA. Generally, an ANDA provides for marketing of a drug product that contains the same active ingredient and has the same route of administration, dosage form, and strength as a previously approved drug (also known as the reference listed drug) and has been shown to be bioequivalent to the reference listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. For a systemically absorbed drug, bioavailability is generally determined by the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. Bioequivalence compares the bioavailability of one drug product with another and, when established, indicates that the rate and extent of absorption of a generic drug in the body are substantially equivalent to the previously approved brand-name reference listed drug. For a topical drug, and other drug products not amenable to blood level studies, clinical endpoint studies are typically used as an indirect measure of formulation difference in bioavailability between the test and reference products. FDA is continuing to develop product-specific guidance and other recommendations to help ANDA sponsors demonstrate bioequivalence for complex products, including topical drugs, and offers the opportunity of pre-ANDA meetings to discuss such matters. ANDA approvals are granted after the review by the FDA of detailed information submitted as part of the ANDA regarding the pharmaceutical ingredients, drug production methods, quality control, labeling, and demonstration that the product is bioequivalent to the brand-name reference listed drug. Demonstrating bioequivalence generally requires data demonstrating that the generic formula results in a product whose rate and extent of absorption are within an acceptable range of the results achieved by the brand-name reference listed drug. In some instances, bioequivalence can be established by demonstrating that the therapeutic effect of the generic product falls within an acceptable range of the therapeutic effects achieved by the brand-name reference listed drug. The CAA 2023 allows FDA to approve an ANDA even if there are differences between the generic drug’s proposed labeling and that of the listed drug due to FDA approving a change to the listed drug’s label (excluding warnings) within 90 days of when the ANDA is otherwise eligible for approval, provided that the ANDA applicant agrees to submit revised labeling for the generic drug within 60 days of approval. Generic drug user fees pursuant to the Generic Drug User Fee Amendments must be paid to FDA upon submission of each ANDA and Drug Master File as well as for any manufacturing facilities. In addition, an applicant under an approved ANDA is subject to an annual program fee based on the number of ANDAs held.

Products resulting from our proprietary drug program may require us to submit an NDA to the FDA. An NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The clinical studies required prior to the NDA submission are both costly and time consuming, and often take five to seven years or longer, depending, among other factors, on the nature of the chemical ingredients involved and the indication for which the approval is sought. The cost of preparing and submitting an NDA is also substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to an annual program fee for each prescription drug product pursuant to the Prescription Drug User Fee Act. The FDA has 60 days from its receipt of an NDA to determine whether the application will be filed based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. FDA’s goal is to review and act on NDAs with a standard review within 10 months from the 60-day filing date and those subject to priority review within six months from the 60-day filing date. A product is eligible for priority review if it is designed to treat a serious or life-threatening disease condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The review process for both standard and priority review may be extended by FDA for three additional months to consider major amendments to the application, such as significant new study reports or re-analyses of previously submitted studies.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect the sponsor and/or one or more clinical sites to assure compliance with GCP. Additionally, the FDA will typically inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory, and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied. Further, FDA and the sponsor will negotiate and agree to proposed labeling during FDA’s review of the NDA.

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

As a condition of, or in certain instances after, ANDA or NDA approval, the FDA may require a REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained, or problems are identified following initial marketing.

In addition, because we market drugs that are classified as controlled substances in the U.S., Canada and Israel, we must meet the requirements of the federal CSA and relevant state laws and regulations in the U.S. as well as equivalent laws in Canada and Israel. These regulations include stringent requirements for handing and receipt of controlled substances including import, export, manufacture, storage, security, distribution and dispensing. These requirements include registration/licensing, manufacturing controls (e.g., quotas), import permits/declarations, inventory, recordkeeping, monitoring, disposal, reporting, and security to ensure accountability and prevent diversion of, or the unauthorized access to, the controlled substances in each stage of the production, storage and distribution process. The DEA and state agencies (e.g., relevant state boards of pharmacy) inspect manufacturers, distributors, importers, and exporters that are registered with the DEA and licensed by state agencies to review and ensure compliance with the federal CSA and comparable state laws, and DEA regulations with respect to security, record keeping, inventory and reporting prior to issuing a federal controlled substance registration or state license. The specific security requirements vary by the type of business activity (e.g., manufacturing as opposed to pharmacy dispensing) and the classification or schedule of the controlled substances (e.g., Schedule II narcotics as opposed to Schedule IV benzodiazepines) handled by the registrant. Once registered, manufacturing, distributing, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, storage, import, or export of all controlled substances. Manufacturers are required to obtain quotas for certain Schedule I and II controlled substances. Also, manufacturers and distributors must submit periodic reports to the DEA on the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. All DEA registrants must report any potentially suspicious orders for controlled substances and any thefts or significant losses. DEA registrants must also follow appropriate disposal procedures and in some cases, obtain authorization to destroy or dispose of controlled substances. Most states impose similar licensing, recordkeeping, monitoring, reporting and security requirements. In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV, and V. For all other drugs in Schedule III, IV, and V, importers and exporters must submit an import or export declaration. Failure to maintain the appropriate registrations and licenses, both federal and state, or to obtain sufficient quota or approval for imports and exports could have a material adverse effect on our business. Failure to comply with applicable requirements, particularly resulting in the theft, loss or diversion of controlled substances, can result in significant enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA and/or state authorities may seek civil monetary penalties, refuse to renew necessary registrations or licenses, or initiate proceedings to revoke those registrations/licenses. In certain circumstances, violations could lead to criminal prosecution.

In May 1992, the Generic Drug Enforcement Act of 1992 (the “Generic Act”) was enacted. The Generic Act, a result of legislative hearings and investigations into the generic drug approval process, allows the FDA to impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process and other drug product applications. In some situations, the Generic Act requires the FDA not to accept or review, for a period of time, ANDAs from a company or an individual that has committed certain violations. It also provides for temporary denial of approval of applications during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, provides for the suspension of the marketing of approved drugs by the affected company.

The Generic Act also allows for civil penalties and withdrawal of previously approved applications. To our knowledge, neither we, nor any of our employees has ever been subject to debarment.

Any distribution of prescription drug products in their finished dosage form and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act (“PDMA”), a part of the FDC Act. In addition, Title II of the Federal Drug Quality and Security Act of 2013, known as the Drug Supply Chain Security Act (“DSCSA”), has imposed new “track and trace” requirements on the distribution of prescription drug products by manufacturers, distributors, and other entities in the drug supply chain. These requirements are being phased in over a ten-year period concluding this year. The DSCSA requires the transmission of transaction information, transaction history and a transaction statement with finished dosage form drug products introduced into interstate commerce in the U.S. In addition, the products may only be sold to entities that are authorized trading partners as defined in the DSCSA. The DSCSA also requires drug manufacturers, distributors and other entities in the supply chain to investigate, quarantine and report drug products that are either suspect or illegitimate, as more fully described in the DSCSA. The DSCSA also requires manufacturers to include product identifiers (i.e., serialization) on prescription drug products and will require the establishment of an electronic interoperable prescription product system to identify and trace certain prescription drugs distributed in the U.S. by November 27, 2023. These requirements will result in increased expenses and may create additional administrative encumbrances. Failing to comply with these requirements could result in enforcement actions by the FDA, including but not limited to the imposition of penalties or fines.

Cosmetics and Over-the-Counter Drugs

Cosmetics and OTC drug products are subject to regulation by the FDA, as well as various other federal, state, local, and foreign regulatory authorities. These laws and regulations principally relate to the ingredients, design, safety, clearance, approval or authorization, manufacture, packaging, recordkeeping, proper labeling, advertising, marketing, shipment, and disposal of such products. In addition, the FTC is specifically authorized to regulate advertising of cosmetics and OTC drug products to prevent unfair or deceptive acts or practices in such advertising. Failure to comply with applicable requirements may subject a cosmetic and an OTC drug product and its manufacturer to a variety of administrative sanctions, such as FDA issuance of warning letters or untitled letters, mandatory product recalls, import detentions, civil monetary penalties and judicial sanctions, such as product seizures, injunctions and criminal prosecution.

Under the FDC Act, a “cosmetic” is defined as a product that is applied to the human body and intended to cleanse, beautify, promote attractiveness, or alter its appearance. The labeling of cosmetic products is subject to the requirements of the FDC Act, the Fair Packaging and Labeling Act, and FDA implementing regulations. The FDC Act prohibits marketing of adulterated cosmetics (e.g., products that contain unsafe ingredients, products with deficiencies in the manufacturing process, or products with labeling that render the product adulterated). It is also unlawful under the FDC Act to market a cosmetic that is misbranded. Historically, FDA relied on voluntary compliance by the cosmetics industry, and its enforcement activities generally targeted either unsafe cosmetics or cosmetics that, by virtue of inappropriate claims in the product’s labeling or promotional materials, are subject to the regulatory regime that governs drugs. More recently, the CAA 2023 expanded FDA’s authority over cosmetics. For example, FDA is required to issue cGMP regulations for cosmetics, responsible persons are required to submit reports of any serious adverse event involving the use of a cosmetic product to FDA within 15 business days of receipt and must ensure there is adequate substantiation regarding the safety of a cosmetic product, establishments that manufacturer or otherwise process cosmetics must register and list cosmetic products with FDA, and FDA can require recalls of, and can access and copy records relating to, cosmetic products under certain circumstances.

Under the FDC Act, a “drug” is defined, in relevant part, as a product intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease or intended to affect the structure or any function of the body. The FDA may consider, among other things, labeling and advertising claims in determining the intended use of a product. Generally, any “new drug” must undergo FDA review for safety and efficacy to obtain marketing approval before it may be legally marketed. However, if the drug is generally recognized as safe and effective, then it is exempt from regulation as a “new drug” and may be marketed without prior approval.

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

Recent legislation included OTC monograph reform provisions addressing the reform of the monograph review process. The reform is designed to move the OTC monograph drug review framework from one of notice and comment rulemaking to an administrative order process exempt from certain requirements of the Administrative Procedures Act. As a result of the OTC monograph reform, several drug products that were previously marketed under the FDA’s compliance policy became unapproved drugs. Whereas monographs establish the FDA’s determination that certain active ingredients are GRASE for specific uses under specific conditions of use—that is, that they are not new drugs—a product that does not meet the requirements of a monograph must meet the statutory and regulatory requirements for all new drugs. Such products may be marketed only if the FDA first reviews and approves an NDA or an ANDA for the product unless it meets certain requirements under the OTC monograph reform provisions.

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

Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must participate in the Medicaid Drug Rebate Program by paying rebates to state Medicaid programs for all units of its covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under either a fee-for-service arrangement or through a managed care organization. The rebates are based on prices reported to CMS by manufacturers for their covered outpatient drugs (AMP for generic drugs, and AMP and best price for brand drugs). CMS issued final regulations regarding the calculation of AMP and rebates under the Medicaid Drug Rebate Program, effective as of April 1, 2016. The terms of participation in the Medicaid Drug Rebate Program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in additional or lesser rebate liability, depending on the direction of the correction. In addition to retroactive rebates, if a manufacturer were found to have knowingly submitted false information to the government, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

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

The following is a list of our significant subsidiaries and their countries of incorporation as of March 31, 2023:

Name of Subsidiary	Country of Incorporation
Taro Pharmaceuticals U.S.A., Inc.	United States
Taro Pharmaceuticals Inc.	Canada
Taro Pharmaceuticals North America, Inc.	Cayman Islands
Taro Pharmaceuticals Europe B.V.	Netherlands
Taro International Ltd.	Israel
The Proactiv Company Holdings, Inc.	United States
Proactiv YK	Japan
Alchemee Skincare Corporation (f/k/a The Proactiv Company Corporation)	Canada

On June 1, 2021, the Company and The Taro Development Corporation each transferred its ownership of the shares of Taro U.S.A. to Taro Canada. Taro U.S.A. is now 100% owned by Taro Canada, which remains 100% owned by the Company.

On February 28, 2022, as part of the Alchemee acquisition, Taro U.S.A. acquired 100% ownership of The Proactiv Company Holdings, Inc., Proactive YK and Alchemee Skincare Corporation (f/k/a The Proactiv Company Corporation), including their respective subsidiaries. Taro U.S.A. assigned its entire ownership of the shares of those entities to the Company.

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

Sun beneficially owns 85.7% of the voting power of the Company as of March 31, 2023.

D. PROPERTY, PLANT AND EQUIPMENT

The following is a list of our principal facilities as of March 31, 2023:

Location	Square Footage	Main Use	Own/Lease
Haifa Bay, Israel	912,000	Pharmaceutical manufacturing, production and research laboratories, administration, warehousing and chemical production (including tank farm and chemical finishing plant)	Long-term Lease / Own (1)
Brampton, Canada	159,000	Pharmaceutical manufacturing, production and research laboratories, administration, distribution, and warehousing	Own
Brampton, Canada	73,000	Administration and warehousing	Lease
Hawthorne, New York	124,000	Administrative offices	Own
Cranbury, New Jersey	315,000	Distribution facility	Own
Santa Monica, California (2)	13,423	Administrative offices	Lease

(1)
The land housing the majority of our manufacturing, production laboratories and research facilities, as described above is held by the Company under a long-term lease from the Israel Land Authority (“ILA”). The buildings and the vast majority of the equipment on this land are owned by the Company.
(2)
Due to the relocation of its physical operations to Hawthorne, New York, Alchemee LLC will be closing its facility located in Santa Monica, CA (the “Santa Monica facility”) on or about September 29, 2023. All employees in the Santa Monica facility were informed on June 1, 2023, and offered continued employment at the Company’s Hawthorne, New York location.

From April 1, 2020 through March 31, 2023, we invested $46.4 million in property, plant, and equipment. Most of these projects have been completed and are subject to depreciation in accordance with our accounting policy of capitalizing costs that are direct and incremental to the activities required to bring the facilities to commercial production.

Our manufacturing plant, research and office facilities in Haifa Bay, Israel are located in a complex of buildings with an aggregate area of 912,000 square feet. We lease much of the land underlying these facilities from the ILA pursuant to long-term ground leases that expire between 2018 and 2060. In accordance with the regulations of the ILA, the Company is entitled either to extend the lease agreement ending 2018, 2021 and 2022 for an additional period of 49 years or to acquire ownership in part of the land and is in the process of examining both options and filled the required documentation to the ILA. For additional information, please refer to Note 2.i. and 2.k. to our consolidated financial statements included elsewhere in this 2023 Annual Report.

We have owned our main manufacturing facility in Brampton, Canada since 1992. Since then, we have purchased additional adjacent square footage and engaged in projects to develop and expand the facility to meet our growing manufacturing needs. As of March 31, 2023, we owned a total of 159,000 square feet at our main manufacturing facility. In addition to our owned space, since September 2000, Taro Canada has leased 73,000 square feet of office and warehouse space, adjacent to our main manufacturing facilities, which lease term continues to September 2025.

A subsidiary of Taro U.S.A. has owned its 124,000 square foot building in Hawthorne, New York since February 2005. The mortgage was repaid on this building in December 2015.

A subsidiary of Taro U.S.A. owns a 315,000 square foot distribution facility in Cranbury, New Jersey. The mortgage was repaid on this facility in February 2012. To enhance the management of warehousing and transportation services at and from our Cranbury distribution facility, on December 2, 2020, Taro U.S.A. entered into a services agreement with a leading third-party warehousing and transportation management company to provide warehousing, managed transportation, and other logistics services to the Cranbury distribution facility. The transition of services to the third party started in February 2021.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended March 31, 2023, 2022, and 2021, which are included elsewhere in this 2023 Annual Report.

OVERVIEW

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market Rx and OTC pharmaceutical products, primarily in the U.S., Canada, Israel and Japan. We also develop and manufacture APIs primarily for use in our finished dosage form products. Our primary areas of focus include topical creams and ointments, liquids, capsules, and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Canada and Taro U.S.A. Through the acquisition of Alchemee in February 2022, we sell dermatological products in Japan.

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

The following is the percentage of our total consolidated net sales by geographic region for each period:

	Year ended March 31,
	2023		2022		2021
	Sales	% of total	Sales	% of total	Sales	% of total
	(in thousands)	net sales	(in thousands)	net sales	(in thousands)	net sales
United States	$363,065	63%	$376,677	67%	$383,829	70%
Canada	136,242	24%	130,066	23%	110,167	20%
Israel	46,142	8%	47,915	9%	46,574	8%
Other	27,503	5%	6,689	1%	8,400	2%
Total	$572,952	100%	$561,347	100%	$548,970	100%

* Less than 1%.

We generate most of our revenue from the sale of Rx and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors, and mass merchandisers in the U.S. A significant portion of our revenue is derived from sales to a limited number of customers. If the Company were to experience a significant reduction in or loss of business with one or more of such customers, or if one or more such customers were to experience difficulty in paying us on a timely basis, our business, financial condition, and results of operations could be materially adversely affected. The following U.S. customers accounted for the following percentage of our total consolidated net sales:

	Year ended March 31,
	2023		2022		2021
	Sales	% of total	Sales	% of total	Sales	% of total
Customer	(in millions)	net sales	(in millions)	net sales	(in millions)	net sales
Customer A	*	*	$56.9	10.1%	$69.1	12.6%
Customer B	*	*	*	*	$57.9	10.5%
Customer C	*	*	*	*	*	*

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

For the years ended March 31, 2023, 2022, and 2021, no product comprised 10% of our total consolidated sales.

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

Another industry practice causes us to provide our customers with limited rights to return products, receive rebates, assert chargebacks and take other deductions with respect to sales that we make to them. See Item 5.E. – “Critical Accounting Estimates – Allowance for Sales Deductions and Product Returns.” The exercise of these rights by customers to whom we have granted them has an impact, which may be substantial, upon our working capital.

We continuously monitor our aged receivables and our customers’ creditworthiness. We also engage in active and intensive collection efforts as necessary.

RESULTS OF OPERATIONS

The following table sets forth selected items from our Consolidated Statements of Operations as a percentage of total sales:

	For the year ended March 31,
	2023	2022	2021
Consolidated Statements of Operations
Sales, net	100.0%	100.0%	100.0%
Cost of sales	53.2%	47.8%	46.0%
Gross profit	46.8%	52.2%	54.0%
Operating expenses:
Research and development	9.1%	9.7%	11.0%
Selling, marketing, general and administrative	34.6%	20.3%	16.6%
Settlements and loss contingencies	—	10.9%	101.8%
Total operating expenses	43.7%	40.9%	129.4%
Operating income (loss)	3.1%	11.3%	(75.4%)
Financial income, net	3.1%	(1.8%)	(3.6%)
Other gain, net	0.4%	0.8%	0.5%
Income (loss) before income taxes	6.7%	13.9%	(71.2%)
Tax expense	2.2%	3.5%	1.8%
Net income (loss)	4.4%	10.4%	(73.0%)
Net loss attributable to non-controlling interest	—	—	(2.6%)
Net income (loss) attributable to Taro	4.4%	10.4%	(70.4%)

YEAR ENDED March 31, 2023 COMPARED WITH YEAR ENDED March 31, 2022

Sales. For the year ended March 31, 2023, sales increased $11.6 million, or 2.1%, compared to the same period in 2022. Sales in the U.S. during the year ended March 31, 2023, decreased $(13.6) million or (3.6%), compared to the same period in 2022. We continue to experience a difficult generic pricing environment, particularly in the U.S., driven by more intense competition among manufacturers, new entrants to the market, buying consortium pressures, and a higher ANDA approval rate from the FDA. There are no products in the year ended March 31, 2023 or 2022 that represent more than 10.0% of consolidated net sales. The Company actively manages its product portfolio to assess pricing relative to market dynamics. Sales in Israel decreased $19.0 million, or 34.9%, primarily due to decreased market share on certain products. Sales in Canada increased $6.2 million, or 4.7%, compared to the year ended March 31, 2022, due to new launches, new contracts and increased market share on certain products.

Cost of Sales. Cost of sales of $304.60 million, or 53.2% of net sales, in the year ended March 31, 2023, increased $36.4 million compared to $268.2 million, or 47.8% of net sales in the same period in 2022. The year ended March 31, 2023 included full year of Alchemee costs, compared to one month included in the year ended March 31, 2022, which was the primary factor for this increase. In addition, product costs increased due to increased sales volume.

Gross Profit. The Company’s gross profit was $268.3 million, or 46.8% of net sales, in the year ended March 31, 2023, while gross profit was $293.1 million, or 52.2% of net sales in the same period in 2022. The decrease in 2023 was due to factors mentioned above, including difficult generic pricing environment, intense competition, new entrants to the market, and product mix, combined with increased cost of sales.

Research and Development. Research and development (“R&D”) expenses decreased $(2.3) million in the year ended March 31, 2023, compared to the previous year. This decrease is principally due to timing and types of clinical studies and our continuous evaluation and rationalization of our portfolio. As a percentage of net sales, R&D expenses decreased -0.6% to 9.1% in the year ended March 31, 2023, compared to the previous year.

Selling, Marketing, General and Administrative. In the year ended March 31, 2023, selling, marketing, general, and administrative (“SMG&A”) expenses increased $(84.7) million. This increase is primarily the result of the inclusion of full year of Alchemee SMG&A costs in the year ended March 31, 2023, compared to one month included in the year ended March 31, 2022, amortization of intangible assets related to the Alchemee acquisition partially offset by lower legal fees. As a percentage of net sales, SMG&A increased to 34.6% from 20.3%.

Settlements and Loss Contingencies. Settlements and loss contingencies was $0.0 million in the year ended March 31, 2023. This compared to $61.4 million in the year ended March 31, 2022, which consisted of $60.0 million legal contingency related to ongoing multi-jurisdiction civil antitrust matters and $1.4 million related to the global resolution with the U.S. Department of Justice (“DOJ”) in connection with its investigations into the U.S. generic pharmaceutical industry. However, there can be no assurance as to the ultimate outcome thereof.

Operating Income (Loss). In the year ended March 31, 2023, the Company had operating income of $17.7 million compared to operating income of $63.5 million in the same period in 2022, a decrease of $45.8 million. The reduction of operating income in 2023 was a result of a decrease in gross profits and an increase in SMG&A of $84.7 million, offset by a decrease in settlements and loss contingencies of $61.4 million.

Financial Income, Net. Financial income, net, results principally from interest income and the impact of foreign currency exchange rate fluctuations. Net financial income was $(18.0) million in the year ended March 31, 2023, compared to $10.2 million for the year ended March 31, 2022. The change in financial income, net, is the result of foreign exchange expense of $2.8 million in 2023, compared to foreign exchange income of $2.0 million in 2022 ─ an unfavorable impact of $(4.8) million. Interest and other financial income was $(20.9) in 2023, compared to $(8.2) in 2022, an increase of $12.7 million, reflecting the changed global interest rate environment.

Taxes. Tax expense in the year ended March 31, 2023 was $12.8 million, compared to $19.6 million in the same period in 2022, a decrease of $6.8 million, principally as a result of non-recurring items in the current year. The effective tax rate increased to 33.4% from 25.2%, primarily as a result of the write-offs of deferred tax assets.

Net Income attributable to Taro. Net income decreased $(32.8) million to net income of $25.4 million for the year ended March 31, 2023, compared to net income of $58.2 million in the prior year, by reason of the factors noted above.

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

Settlements and Loss Contingencies. Settlements and loss contingencies was $61.4 million in the year ended March 31, 2022, consisting of an additional legal contingency of $60.0 million related to ongoing multi-jurisdiction civil antitrust matters and $1.4 million related to the global resolution with the DOJ in connection with its investigations into the U.S. generic pharmaceutical industry. This compared to $558.9 million in the year ended March 31, 2021, which consisted of settlement charge of $418.9 million related to the global resolution of the DOJ investigations into the U.S. generic pharmaceutical industry and an additional provision of $140.0 million related to ongoing multi-jurisdiction civil antitrust matters. However, there can be no assurance as to the ultimate outcome thereof.

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

Net Income (Loss) attributable to Taro. Net income (loss) increased $444.9 million to net income of $58.3 million for the year ended March 31, 2022, compared to net loss of $(386.7) million in the prior year, by reason of the factors noted above.

IMPACT OF INFLATION, DEVALUATION (APPRECIATION) AND EXCHANGE RATES ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

We conduct manufacturing, marketing and research and development operations primarily in Israel, Canada and the U.S. As a result, we are subject to risks associated with fluctuations in the rates of inflation and foreign exchange in each of these countries.

The following table sets forth the annual rate of (deflation) inflation, the (appreciation) devaluation rate of the NIS, the CAD and the JPY against the USD and the exchange rates between the USD and each of the NIS, the CAD and the JPY at the end of the period indicated:

	Rate of (Deflation) Inflation			Rate of (Appreciation) Devaluation Against USD			Rate of Exchange of USD
Period ended	Israel (1)	Canada (2)	Japan(3)	Israel (1)	Canada (2)	Japan(3)	Israel (1)	Canada (2)	Japan (3)
3/31/2023	4.98%	4.30%	3.26%	13.84%	8.00%	8.59%	3.62	1.35	132.76
3/31/2022	3.48%	6.66%	1.10%	(4.50%)	(0.79%)	10.83%	3.18	1.25	122.26
3/31/2021	0.20%	2.20%	0.00%	(6.72%)	(10.64%)	0.00%	3.33	1.26	110.31

(1)
Bank of Israel.
(2)
J.P. Morgan Chase.
(3)
Bank of Japan

B. LIQUIDITY AND CAPITAL RESOURCES

Cash, including short-term bank deposits and short-term marketable securities, increased $29.5 million from March 31, 2022 to $850.3 million at March 31, 2023. Total shareholders’ equity increased from $1,711.4 million at March 31, 2022, to $1,730.9 million at March 31, 2023.

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares. On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares. In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share. During the year ended March 31, 2022, in accordance with a Rule 10b5-1 program, the Company repurchased 341,413 shares at an average price of $73.03), leaving $224.5 million remaining under the current Board authorization. During the year ended March 31, 2023, the Company did not repurchase any shares.

Net cash provided by (used in) operating activities for the year ended March 31, 2023 was $31.8 million, compared to ($158.7) million, used in operating activities in the year ended March 31, 2022. For the year ended March 31, 2023, the Company had net cash used in investing activities of ($125.6) million compared to net cash used in investing activities of ($170.6) million for the year ended March 31, 2022. For the year ended March 31, 2023, the Company had net cash used in financing activities of $0.0 million compared to ($24.9) million for the year ended March 31, 2022.

The change in our liquidity for the year ended March 31, 2023 resulted from a number of factors, including:

•
Net cash provided by operating activities consists primarily of a decrease in other accounts payable and accrued expenses of $(75.7) million; decrease in trade receivables of $37.5 million; depreciation and amortization of $32.1 million; adjustments to the opening balance sheet $15.3; a loss from marketable securities of $8.2 million and an increase in trade payables of $1.6 million. This was offset by net income of $25.4 million; deferred income taxes, net of $16.8 million; increase in inventories, net of $16.9 million; decrease in income tax receivables of $(7.0) million; increase in other receivables, prepaid expenses, and other of $4.8 million; foreign exchange effect of marketable securities and bank deposits of $(2.2) million; and an increase in income tax payables $(13.3) million.
•
Net cash provided by investing activities consists principally of proceeds from marketable securities of $866.4 million; offset by investment in marketable securities of $899.8 million; investment in short-term bank deposits, net of cash of $72.4 and purchase of property, plant, and equipment of $17.6 million.
•
Net cash used in financing activities was $- million.

Debt

As of March 31, 2023, the Company did not have any debt outstanding.

During the year ended March 31, 2023, we did not incur any indebtedness, including increases in our borrowing capacity under any refinancing.

Liquidity

On March 31, 2023, we had total cash and cash equivalents, short-term bank deposits and short-term marketable securities of $0.9 billion and no indebtedness. We expect that existing cash resources and cash from operations will be sufficient to finance our foreseeable working capital requirements. None of our cash and cash equivalents is held captive by any financial covenants or government regulation. As of March 31, 2023 and 2022, we had no commitment for capital expenditures which we consider to be material to our consolidated financial position. The Company had no available and undrawn credit facilities in place on March 31, 2023.

Capital Expenditures

We invested $17.6 million in capital equipment and facilities in the year ended March 31, 2023, and $11.8 million in the year ended March 31, 2022. These investments are principally related to our pharmaceutical and chemical manufacturing facilities, expanding and upgrading our research and development laboratories in Israel and Canada, expanding our serialization capabilities, and maintaining compliance with cGMPs. In addition to facility-related investments, we acquired certain research and development, manufacturing, and packaging equipment to increase production capacity. We also continued to upgrade our information systems infrastructure to enable more efficient production scheduling and enhanced inventory analysis. See Note 7 to our consolidated financial statements included in this 2023 Annual Report.

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

For the years ended March 31, 2023, 2022 and 2021, we spent $52.2 million, $54.5 million and $60.2 million, respectively, on research and development activities. We estimate that research and development expenses were allocated 70% to generic pharmaceuticals, 20% to proprietary pharmaceuticals and delivery systems and 10% to organic and steroid chemistry for the year ended March 31, 2023.

Pharmaceutical Products

In the year ended March 31, 2023, we filed 7 ANDAs with the FDA and received 4 ANDA final approvals. As of March 31, 2023, we have 3 tentatively approved products developed/manufactured in Canada and Israel. The following table sets forth the final approvals received in the U.S. from the FDA from April 1, 2022 through March 31, 2023, and tentative approvals as of March 31, 2023:

FINAL ANDA APPROVALS

Brand Name

Fluphenazine Tablets 1mg;2.5mg;5mg;10mg Aminocaproic Acid Oral Solution 250mg/ml Tretinoin Topical Cream 0.025% Diclofenac Sodium Topical Solution USP, 2%	Prolixin Amicar Retin-A Pennsaid

TENTATIVE ANDA APPROVALS

Azelaic Acid Topical Foam 15%	Finacea®
Perampanel Tablets 2mg, 4mg, 6mg, 8mg, 10mg, 12mg	Fycompa®
Magnesium Sulfate; Potassium Sulfate; Sodium Sulfate Oral Solution 1.6g; 3.13g; 17.5g/bottle	Suprep®

As of March 31, 2023, 19 of our ANDAs, not including the tentative approvals listed above, were being reviewed by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products.

Patents, Trademarks and Licenses

We have filed and received patents, and obtained licenses in the U.S. and other countries for a variety of products, processes, formulations, syntheses, and methods of treatment. We enforce such patents where there is evidence of infringement, however, we do not believe that any single patent is of material importance to us in relation to our current commercial activities.

We have registered trademarks in the U.S., Canada, Japan and other countries. We enforce these trademark rights where necessary to prevent infringement and avoid potential consumer confusion in the market. Taro U.S.A. typically does not use product trademarks in the sale and marketing of its generic multi-source non-innovator products.

From time to time, we seek to develop products for sale in various countries prior to patent expiration. In the U.S., in order to obtain a final approval for a generic product prior to expiration of certain innovator’s patents, we must, under the terms of the Hatch-Waxman Act, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003, notify the patent holder as well as the owner of an NDA, that we believe that the patents listed in the Orange Book for the new drug are either invalid or not infringed by our product. To the extent that we seek to utilize this mechanism to obtain approval to sell products, we are involved and expect to be involved in patent litigation regarding the validity, enforceability, or infringement of patents listed in the Orange Book, as well as other patents, for a particular product for which we have sought approval. We may also be involved in patent litigation with third parties to the extent that claims are made that our finished product, an ingredient in our product or our manufacturing process, may infringe the innovator’s or third party’s process patents. We may also become involved in patent litigation in other countries where we conduct business, including Israel, Canada, Japan and various countries in Europe. From time to time, we may settle such litigations and obtain licenses to the asserted patents that allow us to market our products.

D. TREND INFORMATION

See Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects” for trend information.

E. CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 2 to our consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. We evaluate, on an ongoing basis, our estimates, including those related to sales incentives reserves, sales deductions, accounts receivable allowance, inventory reserves, bad debts, income taxes, uncertain tax positions, fixed assets, intangible assets, derivative instruments and contingencies. We base our estimates on currently available information, our historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. Since the factors underlying these assumptions are subject to change over time, the estimates on which they are based are subject to change accordingly.

The following is a summary of certain policies that have a critical impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results.

Use of Estimates. In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and underlying assumptions can impact all elements of our financial statements. We use estimates when accounting for sales incentives reserves, sales deductions, accounts receivable allowance, inventory reserves, bad debts, income taxes, uncertain tax positions, fixed assets, intangible assets, derivative instruments and contingencies. We regularly evaluate our estimates and assumptions, using historical experience, third-party data, and market and external factors. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

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

The Company establishes reserves for rebates and these other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information. Based on our historical experience, substantially all claims for rebates and other sales deductions are received within 12 months.

Three-year summary

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2023, 2022, and 2021:

For the year ended March 31, 2023
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(111,308)	$(1,229,091)	$1,198,357	$(142,042)
Rebates and Other	(79,277)	(212,332)	177,695	(113,914)
Total	$(190,585)	$(1,441,423)	$1,376,052	$(255,956)
Current Liabilities
Returns	(56,033)	(34,918)	35,086	(55,865)
Other (2)	(20,719)	(43,462)	38,130	(26,051)
Total	$(76,752)	$(78,380)	$73,216	$(81,916)

For the year ended March 31, 2022
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(119,090)	$(1,182,744)	$1,190,526	$(111,308)
Rebates and Other	(76,569)	(165,235)	167,692	(79,277)
Total	$(195,659)	$(1,347,979)	$1,358,218	$(190,585)
Current Liabilities
Returns	(52,236)	(52,282)	48,978	(56,033)
Other (2)	(18,560)	(52,279)	50,474	(20,719)
Total	$(70,796)	$(104,561)	$99,452	$(76,752)

For the year ended March 31, 2021
	Beginning balance	Provision recorded for current period sales (1)	Credits processed/ Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(104,552)	$(1,173,810)	$1,159,272	$(119,090)
Rebates and Other	(70,630)	(180,079)	174,140	(76,569)
Total	$(175,182)	$(1,353,889)	$1,333,412	$(195,659)
Current Liabilities
Returns	(61,406)	(37,011)	46,181	(52,236)
Other (2)	(41,562)	(26,036)	49,038	(18,560)
Total	$(102,968)	$(63,047)	$95,219	$(70,796)

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

We estimate the fair value of our long-lived assets other than goodwill, such as product rights, using a discounted cash flow analysis or market approach where appropriate when required under applicable U.S. GAAP. Under the discounted cash flow method, we estimate cash flows based on our forecasts and discount these cash flows using the appropriate rate to determine the net present value of the asset. The net present value of our assets is affected by several estimates, such as:

•
The timing and amount of forecasted cash flows
•
Discount rates
•
Tax rates
•
Regulatory actions
•
Amount of competition
•
Manufacturing efficiencies
•
The number and size of our customers

For the years ended March 31, 2023, 2022, and 2021, the Company did not record any impairment charges.

Effective for the Company’s fiscal year beginning April 1, 2020, fair value of goodwill is estimated using a one-step method in accordance with ASU 2017-04. We compare the market value of our equity to the carrying value of our equity. If the carrying value exceeds the market value of our equity, impairment will be recorded for the difference. We did not record any impairment of goodwill for the years ended March 31, 2023, 2022, and 2021.

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

Recent Accounting Pronouncements that were recently adopted

In March 2022, FASB issued ASU 2022-02 “Financial Instruments—Credit Losses (Topic 326).” The new guidance provides amendments to the previously issued ASU2016-13 clarifying two issues (1) Troubled Restructurings by Creditors and (2) Vintage Disclosures – Gross Writeoffs. These amendments have been adopted effective for the Company’s fiscal year beginning April 1, 2022. The adoption of ASU 2022-02 does not have a material impact on our financial position or the results of operations.

Recent Accounting Pronouncements that may have an impact on future consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848).” The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, “Reference Rate Reform - Scope (Topic 848)” which focuses on expanding the scope of Topic 848 to include derivative instruments impacted by discounting transition. The guidance has become effective for the Company fiscal year beginning April 1, 2021, including interim periods within that year, on a retrospective basis. The adoption has not have, and the Company does not currently anticipate the adoption to have, material impact on financial position or results of operations.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740).” The guidance focuses on simplifying accounting for income taxes by removing certain exceptions and simplifying certain requirements under Topic 740. The guidance has become effective for the Company’s fiscal year beginning April 1, 2021, on a retrospective basis. The adoption has not have, and the Company does not currently anticipate the adoption to have, material impact on financial position or results of operations.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20).” The guidance focuses on additional disclosure of reasons for significant gains and losses to changes in the benefit obligation for the period, in addition to removal and clarification of existing disclosures. The guidance has become effective for the Company fiscal year beginning April 1, 2021, on a retrospective basis. The adoption has not have, and the Company does not currently anticipate the adoption to have, material impact on financial position or results of operations.

In March 2022, the FASB issued ASU 2022-01, “Derivatives and Hedging (Topic 815).” The pronouncement is effective for reporting periods beginning after December 15, 2022. Early adoption is permitted on or after the issuance of this update. The update provides additional clarity to the previously issued no 2017-12 by expanding the current last-of-layer method, expanding scope of the portfolio layer method to include non-prepayable financial assets and specifying hedge basis adjustments etc. These provisions have been adopted effective for the Company’s fiscal year beginning April 1, 2022. The adoption has not have, and the Company does not currently anticipate the adoption to have, material impact on financial position or results of operations.

F. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

G. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table describes the payment schedules of our contractual obligations as of March 31, 2023:

	Payments due by period (in millions)
Type of Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$4.05	$1.77	$2.28	$—	$—
Other long-term liabilities (1)	19.10	13.92	3.29	1.56	0.34
Total	$23.15	$15.69	$5.57	$1.56	$0.34

(1)
Includes tax liabilities, deferred revenue, severance commitments, and other.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our directors and executive officers as of the date of this 2023 Annual Report:

Name	Age	Position
Dilip Shanghvi	67	Director and Chairman of the Board
Abhay Gandhi	58	Director and Vice Chairman of the Board
Sudhir Valia	66	Director
Uday Baldota	53	Director and Chief Executive Officer
Linda Benshoshan	57	Director and Chairwoman of the Audit Committee and the Compensation Committee
Robert Stein, M.D., Ph.D.	72	Director
Oded Sarig*	68	Director
James Kedrowski	71	Director
William Coote	68	Vice President, Chief Financial Officer and Chief Accounting Officer

* As of May 30, 2023, Dov Pekelman resigned from the Board due to his age, his health, and his desire to reduce his business activities and obligations. As of June 27, 2023, Oded Sarig was appointed to serve as a member of the Board to fill the vacancy of Dov Pekelman, in accordance with the provisions of Article 97 of the Company’s Articles of Association.

Certain Familial Relationships

Mr. Sudhir Valia is a brother-in-law of Mr. Dilip Shanghvi. Mr. Dilip Shanghvi is the beneficial majority owner of Sun.

Business Experience

Dilip Shanghvi became a director of our Board in September 2010. Dilip Shanghvi also became the Chairman of our Board in August 2013, after previously serving as the Chairman from September 2010 to April 2012. He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry. As a first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2017 Entrepreneur of the Year Award from AIMA (All India Management Association), the 2016 PADMA SHRI (Fourth Highest Civilian Award in the Republic of India) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2011, Business India’s Businessman of the Year in 2011 and Ernst and Young’s World Entrepreneur of the Year in 2011. He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005. A prestigious non-profit management association of India, Indore Management Association (IMA), presented Mr. Shanghvi with the IMA Lifetime Outstanding Achievement Award in 2018. Tel Aviv University, Israel’s largest and most comprehensive institution of higher learning, granted Mr. Shanghvi an honorary doctorate in 2019. Chemtech Foundation presented Mr. Shanghvi with the “Lifetime Achievement” - Chemtech CEO Leadership & Excellence Award for 2019. In 2020 and 2021, Indian Today magazine included Mr. Shanghvi in its annual Power List of 50 influential personalities in India. He is part of the Economic Advisory Council formed by the Maharashtra Government, Government of India to achieve rapid and comprehensive development in the state. The Gujarat Government, Government of India appointed him as the Chairman of Gujarat Biotechnology University in 2022. Mr. Shanghvi is a director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman of Sun Pharma Advanced Research Company Ltd.

Abhay Gandhi became a director in December 2016 and Vice Chairman of our Board in February 2017. Mr. Gandhi has served as Chief Executive Officer - North America of Sun Pharma since November 2016. Mr. Gandhi also served as Interim Chief Executive Officer of Taro from January 2017 until Mr. Uday Baldota’s assumption of these duties in August 2017. Prior to joining Sun Pharma, Mr. Gandhi served as a Director starting in November 2014, and as the CEO – India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions. Prior to that appointment, Mr. Gandhi was President – India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years. Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd. From 2013 to 2015, he was a Member of the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014. In 2021, Mr. Gandhi was elected to the Board of Directors of The Association for Accessible Medicines (AAM). Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Finance from the Institute of Chartered Financial Analysts of India (ICFAI University).

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

Linda Benshoshan became a member of our Board in December 2016 and serves as the Chairwoman of the Audit Committee, the Chairwoman of the Compensation Committee and a member of the Special Committee. She served as a member of the board of Israel Discount Bank from November 2014 until May 2017. Mrs. Benshoshan is a Member of Advisory Committee at MONETA Venture Capital since July 2018 and has been a partner at FORMA Real Estate Funds since November 2016 and a board member of Energix Renewable Energies Ltd. (TASE: ENRG). She is an External Director at MRR Thirteen Limited, External Director at PRIORTECH LTD and External Director at MIGDALINSURANCE & FINANCIAL HOLDINGS Ltd. Over the last twenty-four years, Mrs. Benshoshan has served in various capacities within the finance and academic sphere, including, as a member of the advisory board at ALTO Real Estate Funds; and an External Director and Chairwoman of the investments committee at ‘Rom’ Study Fund. Mrs. Benshoshan holds a B.A. in Economics and Sociology and an M.B.A.in Finance and Banking, from the Hebrew University of Jerusalem.

Robert Stein, M.D., Ph.D. became a member of our Board of Directors in February 2020 and serves on the Audit Committee, the Special Committee and the Compensation Committee. Dr. Stein has medical and scientific training and has over 40 years of Research and Development leadership experience in both pharmaceutical and biotechnology companies. He currently is an Operating Partner at Samsara Biocapital, Executive Vice President of Research & Development for MiMedx, and also consults widely for pharma, biotech, and academia. Dr. Stein has led R&D across all the major therapeutic areas and has made significant contributions to over nine registered medicines and thirteen monoclonal antibodies currently in late-stage clinical development. From 1980 to 1990, he was at Merck, Sharpe, and Dohme Research Labs where he was Head of Pharmacology. From 1990 to 1996 he was the first head of R&D at Ligand Pharmaceuticals. From 1996 to 2001, he was EVP of Research and Preclinical Development at DuPont-Merck / DuPont Pharmaceuticals. He then spent five years as President of R&D at Incyte, five years as President of Roche Palo Alto (formerly Syntex), three years as CEO of Kinemed, and five years as President, R&D at Agenus. Dr. Stein holds a B.S. with Honors in Biology and Chemistry from Indiana University, where he was a National Merit Scholar. He has an M.D. and a Ph.D. in Physiology and Pharmacology from Duke University Medical and Graduate Schools. He is a member of Phi Beta Kappa, Alpha Omega Alpha, and Sigma Xi Honor Societies. Dr. Stein completed his Internship and Residency at Duke, as well, and is Board Certified in Anatomic and Clinical Pathology. He is a member of the College of American Pathology, the New York Academy of Sciences, the American Association of Cancer Research, and the American Society of Clinical Oncology. Dr. Stein also has served on the board of directors for Geron, DiaDexus, and Archemix. He currently is a member of the boards of directors for Protagenic Therapeutics, Polypid and Immunogenesis. Dr. Stein is a member of the Scientific Advisory Board for the Drug Development Institute of the James Comprehensive Cancer Center of Ohio State University and a Scientific Advisor to Washington University in St. Louis.

James Kedrowski became a member of our Board in May 2011. In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013. Mr. Kedrowski was with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and served as its President. Mr. Kedrowski’s prior experience includes over 20 years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all chemicals, energy, and carbon. Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the U.S. before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia. Mr. Kedrowski then returned to the U.S. as Operational Vice President for seven North American Industrial Chemicals plants. As of June 5, 2023, he was appointed to fill the vacancy of Dov Pekelman to serve as a member of each of the Audit Committee and the Compensation Committee.

Oded Sarig, Ph.D. became a member of our Board and the Special Committee in June 2023. Mr. Sarig is currently a consultant and has a distinguished and extensive academic career in economics and finance. Prior to joining Taro, he served as a Professor of Finance, on a part-time basis, at Reichman University, Herzlya (formerly, IDC Herzlya), the only private university in Israel, from 2014 to 2021. Mr. Sarig served as the Chairman of the Board of Migdal Insurance Holdings Ltd. in 2015 and 2018. He also served as the Commissioner of Capital Markets, Insurance and Savings Authority, an independent financial regulatory in Israel, from 2010 to 2013. Prior to that, Mr. Sarig served as a Professor of Finance, from 2001 to 2009, and a dean, from 2002 to 2006, at Reichman University. Mr. Sarig also served as an Adjunct Professor, on a part-time basis, at The Wharton School of the University of Pennsylvania from 1991 to 2009. Additionally, he served as an Associate Professor, from 1988 to 2000, and the Head of Accounting & Finance group, from 1995 to 1997, at Tel Aviv University. Prior to that, Mr. Sarig was an Assistant Professor at Columbia University from 1983 to 1987. Mr. Sarig was also a CPA Apprentice at PricewaterhouseCoopers from 1978 to 1979. While in academia, Mr. Sarig published various research articles and professional books in economics and finance. Simultaneously with his academic positions, Mr. Sarig also consulted on investment management, corporate finance, and valuation of assets and companies. He also served as a director of several public and private companies and of the Tel Aviv Stock Exchange. Mr Sarig also valued private and public companies, and provided expert opinions in the areas of his expertise. He holds a Ph.D. and an M.B.A. in finance from the University of California, Berkeley, and a B.A. from the Tel-Aviv University, Israel.

William Coote joined our Company in 2008 as Associate Vice President, Treasurer. He is currently Vice President, Chief Financial Officer and Chief Accounting Officer and is responsible for Taro’s global finance function. Mr. Coote has over 45 years of significant financial executive experience; most recently serving as Taro’s Associate Vice President, Treasurer and Business Finance since 2008. Prior to joining Taro, Mr. Coote held finance positions with a variety of global companies such as Bowne & Co. Inc., Prudential Realty, Merrill Lynch, and Ernst & Young. Throughout his career, he has been accountable for areas such as Accounting, Treasury, Budgeting, Financial Planning and Analysis, Acquisitions, Investor Relations, and SEC Reporting.

B. COMPENSATION

Aggregate Compensation of Executive Officer (and Additional Office Holders) and Directors

We incurred an aggregate of approximately $4.9 million in compensation expenses for all of our then-current directors and executive officers plus additional eight individuals who were considered our executive office holders for services rendered to us in all capacities during the year ended March 31, 2023. In addition, approximately $2.3 million was set aside in fiscal 2023 to provide certain executive officers (and additional office holders) and directors with pension, retirement or similar benefits. During the year ended March 31, 2023, our executive officers (and additional office holders) and directors did not receive any options to purchase Taro’s ordinary shares or other equity incentive awards under our equity incentive plans.

As of March 31, 2023, our executive officers (and additional office holders) and directors held no options to purchase ordinary shares or other equity incentive awards.

Director Compensation

Our directors, other than those identified in this paragraph, are paid NIS 154,227, or approximately $44,800 (based on the average representative exchange rate in effect during the year ended March 31, 2023) per year for their service as directors and NIS 5,932, or approximately $1,700, for each board and committee meeting they attend, linked to the Israeli Consumer Price Index, or CPI, for their service as directors. Dilip Shanghvi earned approximately $1 million during the year ended March 31, 2023, for his service in addition to his duties as a director. The compensation for our statutory external directors, as defined under Israeli law, is not in excess of the amounts set forth in the Israeli Companies Law and regulations promulgated thereunder.

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

As of March 31, 2023 and as of the date of this 2023 Annual Report, our Board consists of eight directors. As of May 30, 2023, Dov Pekelman resigned from the Board due to his age, his health, and his desire to reduce his business activities and obligations, and subsequently, as of June 27, 2023, Oded Sarig was appointed to serve as a member of the Board to fill the vacancy of Mr. Pekelman, in accordance with the provisions of Article 97 of the Company’s Articles of Association. The following members and former member of our Board have been determined to be independent within the meaning of applicable NYSE regulations: Linda Benshoshan, Dr. Robert Stein, Dov Pekelman, James Kedrowski and Oded Sarig.

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

Election of Statutory External Directors

The Israeli Companies Law provides that statutory external directors must be elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority includes the majority of the total votes of non-controlling shareholders (as defined in the Israeli Companies Law) who do not have a personal interest in the election of the subject external director, other than a personal interest that is not derived from a relationship with a controlling shareholder, in such election present at the meeting in person or by proxy (abstentions are not considered); or
•
the total number of votes against the election of the statutory external director by the non-controlling disinterested shareholders (as described in the previous bullet point) may not exceed two percent of the aggregate voting rights in the company.

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

Linda Benshoshan and Dr. Robert Stein currently serve as statutory external directors on the Company’s Board. Each was re-elected to serve an additional three-year term at our annual general meeting of shareholders held on December 29, 2022, with their additional term commencing on January 1, 2023. Our Board has determined that Linda Benshoshan possesses accounting and financial expertise, whereas Dr. Robert Stein possesses professional qualifications, as required of our statutory external directors under the Israeli Companies Law.

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

Board Committees

Subject to the provisions of the Israeli Companies Law, our Board may delegate its powers to certain committees comprised exclusively of Board members. Pursuant to the Israeli Companies Law, any committee of the board of directors that is authorized to perform any function of the board (other than committees constituted solely as advisory committees) must include at least one statutory external director. The audit committee and compensation committee must be composed of at least three directors and include all statutory external directors. Our Board currently has four committees—an Audit Committee, a Compensation Committee, a Social Responsibility Committee and the Special Committee.

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

As of March 31, 2023, our Audit Committee consisted of the following directors: Linda Benshoshan, Dr. Robert Stein, and Dov Pekelman, all of whom have been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC. As of May 30, 2023, Dov Pekelman resigned from the Board and the Audit Committee. As of June 5, 2023, James Kedrowski has been appointed to fill the vacancy of Mr. Pekelman to serve as a member of the Audit Committee. As a result, our Audit Committee currently consists of the following directors: Linda Benshoshan, Dr. Robert Stein, and James Kedrowski, all of whom have been determined by our Board to be independent as defined by the applicable rules of the NYSE and the SEC. Linda Benshoshan and Dr. Robert Stein are statutory external directors. Linda Benshoshan is the chairwoman of our Audit Committee. Each member of our audit committee is also an unaffiliated director under the Israeli Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee. Our Board has determined that Linda Benshoshan is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE.

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

The Audit Committee has reviewed and discussed with our management our audited consolidated financial statements as of and for the year ended March 31, 2023. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 1310, “Communications with Audit Committees,” issued by the Public Company Accounting Oversight Board. Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements referred to above be included in this 2023 Annual Report.

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

Under the corporate governance rules of the NYSE, we are required to maintain a compensation committee consisting of at least two independent directors. As of March 31, 2023, our Compensation Committee consisted of the following directors: Linda Benshoshan (who serves as chairwoman of the committee), Dr. Robert Stein, and Dov Pekelman, each of whom has been determined by our Board to be “independent” as defined by the applicable rules of the NYSE and the SEC. As of May 30, 2023, Dov Pekelman resigned from the Board and the Compensation Committee. As of June 5, 2023, James Kedrowski has been appointed to fill the vacancy of Mr. Pekelman to serve as a member of the Compensation Committee. As a result, our Compensation Committee currently consists of the following directors: Linda Benshoshan (who serves as chairwoman of the committee), Dr. Robert Stein, and James Kedrowski, each of whom has been determined by our Board to be “independent” as defined by the applicable rules of the NYSE and the SEC. All of our statutory external directors are members of the Compensation Committee.

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
o
assessing implementation of the compensation policy; and
o
determining whether the compensation terms of our Chief Executive Officer need not be brought for approval of the shareholders (under special circumstances).

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

Under the Israeli Companies Law, the terms of employment of office holders require the approval of the compensation committee and the board of directors (assuming that they are consistent with the then-effective compensation policy). The terms of employment of directors and the Chief Executive Officer (or any other office holder whose compensation deviates from the then-effective compensation policy, as described below) must also be approved by shareholders.

Changes to existing terms of employment of office holders (other than directors) can be made with the approval of the compensation committee only, if the committee determines that the change is not substantially different from the existing terms.

Under certain circumstances, the compensation committee and the board may approve a compensatory arrangement for an office holder that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above (under "Election of Statutory External Directors"), or, in certain cases, even if that shareholder approval is not achieved.

Our Board of Directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the Israeli Companies Law and NYSE rules, and which include, among others, the responsibilities set forth in the compensation policy.

Authorities Related to Compensation and Compensation Policy

The Israeli Companies Law also required us to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance, and other benefits, and exemption from liability and indemnification. For a company such as ours that is not a new public company, the Israeli Companies Law requires that we adopt a new compensation policy, or renew our existing compensation policy, at least once every three years, via the approval of our Compensation Committee, Board and shareholders (including a special majority of our non-controlling, disinterested shareholders). Under the Israeli Companies Law, the Board may adopt the compensation policy even if it is not approved by the shareholders, provided that following non-approval of such policy by the shareholders, the Compensation Committee and the Board revisit the matter and determine that the adoption of the compensation policy is beneficial to the company. Our current compensation policy was approved by our Board, upon the recommendations of our Compensation Committee, and was approved by the requisite special majority of the non-controlling, disinterested shareholders at our December 2020 annual general meeting of shareholders. The renewed version of the compensation policy prescribes compensatory terms for our office holders, and includes (i) a maximum coverage level of $100 million under our D&O insurance policy and (ii) a requirement that premiums and deductibles paid by our company under our D&O insurance policy be consistent with market terms and not material to our company.

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

For further information concerning our compensation policy, please see the text of the compensation policy, which serves as Exhibit 4.4 to this 2023 Annual Report.

Social Responsibility Committee

On February 9, 2017, the Board established a Social Responsibility Committee to assist the Company in overseeing its corporate social responsibility activities at its sites worldwide. These activities may include community outreach programs, philanthropy, employee volunteer activities, academic relations and patient assistance. As of March 31, 2023, Dov Pekelman was the chairman of our Social Responsibility Committee. As of May 30, 2023, Mr. Pekelman resigned from the Board and the Social Responsibility Committee.

Special Committee

On May 26, 2023, the Board received from Sun a non-binding indication of interest to acquire all of the outstanding shares of the Company’s ordinary shares, other than any shares held by Sun or its affiliates, for a purchase price per share of $38 in cash (the “Proposal”). The Proposal indicated that the proposed purchase price per ordinary share represents a premium of 31.2% over the closing price of the ordinary shares on May 25, 2023, and a 41.5% premium over the average closing price of the ordinary shares over the 60 trading days preceding May 26, 2023. The Board has formed a special committee (“Special Committee”) in order to be in a position to evaluate the Proposal. No assurance can be given that a definitive agreement with respect to the Proposal will be entered into, the terms or conditions of any such agreement, or whether the proposed transaction will eventually be consummated.

The Special Committee comprised of Linda Benshoshan, Dr. Robert Stein and Dov Pekelman. As of May 30, 2023, Mr. Pekelman resigned from the Board and the Special Committee. As of June 27, 2023, at the request and recommendation of the Special Committee, Oded Sarig was appointed to serve as a member of the Board and the Special Committee to fill the vacancy of Mr. Pekelman. Each of the former and the current members of the Special Committee has been affirmatively determined by the Board to quality as an independent director (under the criteria set forth in Section 303A.02 of the NYSE listed company manual) and unaffiliated director (under the definition provided in the Israeli Companies Law, 5759-1999).

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

D. EMPLOYEES

The following table sets forth the number of full-time employees as of March 31, 2023:

	United States *	Canada	Israel	Japan	Total
Sales and Marketing	99	45	31	21	196
Administration	79	35	49	9	172
Research and Development	15	75	165	—	255
Production and Quality Control	17	416	495	3	931
Total	210	571	740	33	1,554

The following table sets forth the number of full-time employees as of March 31, 2022:

	United States *	Canada	Israel	Japan	Total
Sales and Marketing	47	44	32	21	123
Administration	64	35	48	9	147
Research and Development	16	75	165	—	256
Production and Quality Control	—	380	456	3	836
Total	127	534	701	33	1,362

The following table sets forth the number of full-time employees as of March 31, 2021:

	United States *	Canada	Israel	Japan	Total
Sales and Marketing	53	40	33	—	126
Administration	72	37	47	—	156
Research and Development	15	73	168	—	256
Production and Quality Control	—	403	476	—	879
Total	140	553	724	—	1,417

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

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 31, 2023. The percentage of ownership is based on ordinary shares outstanding as of March 31, 2023. None of the ordinary shares owned by any of our directors and executive officers has voting rights different from those possessed by other holders of our ordinary shares.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Dilip Shanghvi (1)	—	0.0%
Abhay Gandhi	—	0.0%
Sudhir Valia (2)	—	0.0%
Uday Baldota	—	0.0%
Linda Benshoshan	—	0.0%
Robert Stein, M.D., Ph.D.	—	0.0%
James Kedrowski	—	0.0%
Dov Pekelman (3)	—	0.0%
William Coote	—	0.0%
Total for all directors and officers (9 persons) listed above, as a group	—	0.00%

(1)
Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.5% of Sun Pharma. As of March 31, 2023, Sun Pharma and its affiliates owned 78.5% of Taro’s outstanding ordinary shares.
(2)
Sudhir Valia is also a director of Sun Pharma. As of March 31, 2023, Sun Pharma and its affiliates owned 78.5% of Taro’s outstanding ordinary shares.
(3)
As of May 30, 2023, Dov Pekelman resigned from the Board due to his age, his health, and his desire to reduce his business activities and obligations. As of June 27, 2023, Oded Sarig was appointed to serve as a member of the Board to fill the vacancy of Mr. Pekelman, in accordance with the provisions of Article 97 of the Company’s Articles of Association. As of the date of this 2023 Annual Report, Mr. Sarig does not own any of our ordinary shares or any options to purchase our ordinary shares.

As of March 31, 2023, the directors and executive officers listed above held no options to purchase our ordinary shares.

The following table sets forth certain information regarding the ownership of our founders’ shares as of March 31, 2023. The percentage of ownership is based on 2,600 founders’ shares outstanding as of March 31, 2023.

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

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ordinary Shares

The following table sets forth certain information as of March 31, 2023, with respect to the ownership of our ordinary shares by all persons who are known to us to beneficially own 5% or more of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting and investment power with respect to our ordinary shares, as well as the right to receive the economic benefit of ownership of such shares. The holder of the ordinary shares listed in the below table does not have voting rights with respect to such shares that are different from those possessed by other holders of our ordinary shares. Percentage ownership is based on 37,584,631 ordinary shares outstanding as of March 31, 2023.

Name	Ordinary Shares Beneficially Owned		Percent of Ordinary Shares Outstanding
Sun	29,497,813	(1)	78.5%

(1)
As reported on the Schedule 13D/A filed by Sun on May 26, 2023.

During the year ended March 31, 2019, the percentage of ordinary shares owned by Sun increased to 76.5% due to the repurchase of 888,719 shares during the year. As of March 31, 2020, Sun’s ownership percentage increased 0.6% to 77.1%, due to the repurchase of 280,719 ordinary shares during the year. As of March 31, 2021, the percentage of ordinary shares owned by Sun increased to 77.8%, due to the repurchase of 332,033 shares during the year. As of March 31, 2022, the percentage of ordinary shares owned by Sun increased to 78.5%, due to the repurchase of 341,314 shares during the year.

On May 26, 2023, the Board of Directors of the Company received from Sun a non-binding indication of interest to acquire all of the outstanding shares of the Company’s ordinary shares, other than any shares held by Sun or its affiliates, for a purchase price per share of $38 in cash (the “Proposal”). The Proposal indicated that the proposed purchase price per ordinary share represents a premium of 31.2% over the closing price of the ordinary shares on May 25, 2023, and a 41.5% premium over the average closing price of the ordinary shares over the 60 trading days preceding May 26, 2023. The Board of Directors of the Company has formed a special committee in order to be in a position to evaluate the Proposal. No assurance can be given that a definitive agreement with respect to the Proposal will be entered into, the terms or conditions of any such agreement, or whether the proposed transaction will eventually be consummated.

Founders’ Shares

At the formation of our Company in 1959, two classes of shares were created, founders’ shares and ordinary shares. One-third of the voting power of all of our voting shares is allocated to the founders’ shares. Alkaloida, which is a subsidiary of Sun Pharma, owns all of the 2,600 outstanding founders’ shares.

Voting Power

As of March 31, 2023, Sun controlled 85.7% of the voting power in our Company by reason of its (i) beneficial ownership of an aggregate of 78.5% of our ordinary shares and (ii) ownership of the founders’ shares.

B. RELATED PARTY TRANSACTIONS

In addition to Sun controlling 85.7% of the voting power in our Company as of March 31, 2023, Taro has substantial relationships with Sun. Certain Taro Board members are also members of various Sun entities’ boards of directors, including our Chairman, Dilip Shanghvi, who is also Managing Director of Sun Pharma’s board of directors. In addition, certain Taro officers and executives are also executives of Sun.

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

Services Arrangement

Sun and Taro renewed a services arrangement (the “Services Agreement”), effective April 1, 2022, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America.

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

Proposal to Acquire All of the Outstanding Shares of the Company’s Ordinary Shares

On May 26, 2023, the Board of Directors of the Company received from Sun a non-binding indication of interest to acquire all of the outstanding shares of the Company’s ordinary shares, other than any shares held by Sun or its affiliates, for a purchase price per share of $38 in cash (the “Proposal”). The Proposal indicated that the proposed purchase price per ordinary share represents a premium of 31.2% over the closing price of the ordinary shares on May 25, 2023, and a 41.5% premium over the average closing price of the ordinary shares over the 60 trading days preceding May 26, 2023. The Board of Directors of the Company has formed a special committee in order to be in a position to evaluate the Proposal. No assurance can be given that a definitive agreement with respect to the Proposal will be entered into, the terms or conditions of any such agreement, or whether the proposed transaction will eventually be consummated.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this 2023 Annual Report, beginning on page F-1.

Other Financial Information

We manufacture pharmaceutical products in our facilities in Israel and Canada. A substantial amount of these products are exported, both to our affiliates and non-affiliates. For a breakdown of our sales by geographic market for the past three years, see Item 4B – “Business Overview – Sales and Marketing.”

Legal Proceedings

From time to time, we are a party to routine litigation incidental to our business, including patent litigation resulting from our use of the patent challenge procedures set forth in the Hatch Waxman Act, product liability litigation, general business litigation, and employment litigation, none of which, individually or in the aggregate, are expected to have a material effect on our financial position or profitability. Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability.

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

The Company, its subsidiaries and, with respect to a complaint brought by U.S. State Attorneys General (“AG”) and a complaint brought by putative classes of indirect reseller plaintiffs (“IRPs”), a former member of Taro U.S.A.’s commercial team, have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by and/or on behalf of purchasers and payors of several generic pharmaceutical products in the U.S. and Canada. The lawsuits allege that the Company, its subsidiaries, and the concerned individual in the AG and IRP complaints, have conspired with competitors to fix prices, rig bids, or allocate customers with respect to certain products, and also allege an industry-wide conspiracy as to nearly all generic pharmaceutical products. Each of the cases that were filed in U.S. federal court has been transferred to the U.S. District Court for the Eastern District of Pennsylvania for coordinated pre-trial proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724. The court initially sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims. The Court designated certain complaints naming Taro U.S.A. as “bellwether” cases to begin the sequencing of proceedings, and which are now proceeding in discovery. In October 2022 the Court issued an order revising prior deadlines and setting certain bellwether schedules across 2023 and 2024, including related to discovery and motions practice. Defendants filed motions to dismiss directed to the bellwether complaints; the Court denied one such motion to dismiss on May 10, 2022, and granted in part and denied in part other such motions on June 7, 2022, and February 27, 2023. On November 4, 2021, a settlement was reached with the putative Direct Purchaser Plaintiff class (“DPPs”), a putative class generally comprised of wholesalers and distributors that purchased generic drug products from manufacturers. The Court approved the settlement on March 10, 2023, pursuant to which Taro U.S.A. paid $67.6 million, which was reduced by $7.96 million as a result the threshold percentage of class members that opted out of the settlement.

Further, the Company made a provision of $200.0 million for ongoing multi-jurisdiction civil antitrust matters. An amount of $140.0 million was accounted for in the year ended March 31, 2021; and an additional provision of $60.0 million was recognized in the quarter ended June 30, 2021; however, the ultimate outcome of these matters cannot be predicted with certainty. These provisions have been disclosed in the consolidated financial statements. As per the paragraph above, the Court approved a settlement on March 10, 2023, pursuant to which Taro U.S.A. paid $67.6 million, which was reduced by $7.96 million as a result of the threshold percentage of class members that opted out of the settlement.

The Company and two of its former officers are named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., filed October 25, 2016, which is now pending in the U.S. District Court for the Southern District of New York, and which asserts claims under Section 10(b) of the Exchange Act against all defendants and Section 20(a) of the Exchange Act against the individual defendants. It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices. On September 24, 2018, the Court granted in part and denied in part the Company’s motion to dismiss. The case is proceeding with limited discovery.

On June 22, 2020, a motion seeking documents before filing a shareholder derivative action was filed by a single shareholder against the Company and Taro U.S.A. in the Haifa District Court related to the above-stated alleged U.S. antitrust violations. On September 22, 2020, a subsequent motion seeking documents was filed by a single shareholder against the Company related to alleged misreporting to U.S. Medicaid and three prior state settlements. Both motions were consolidated on February 16, 2021, and remain pending before the Haifa District Court. The proceedings against the Company and Taro U.S.A. have been stayed by the Haifa District Court on a hearing-to-hearing basis, pending the parties providing required status updates regarding the related U.S. litigation to the Haifa District Court at upcoming scheduled status hearings.

The Company has completed its tax assessments with the Israel Tax Authority (“ITA”) for years through March 31, 2016. On March 28, 2022, the ITA issued a tax assessment with respect to the period ending March 31, 2017, and the total tax liability arising from the assessment as of the date of its issuance amounts to NIS 39.5 million (approximately $11 million), including interest and linkage to the Israeli Customer Price Index. The Company timely submitted a tax objection to the ITA on May 26, 2022. On May 24, 2023, the administrative appeal was rejected and the ITA issued orders with respect to the tax year ending March 31, 2017. The total tax liability under the orders, including interest and linkage to the Israeli Customer Price Index as of the date of its issuance, amounts to approximately NIS 90 million (approximately $24 million). The Company intends to appeal the orders to the Haifa District Court.

On March 30, 2023, the ITA issued a tax assessment with respect to the year ended March 31, 2018. The total tax liability arising from the assessment as of the date of its issuance amounts to NIS 43.4 million (approximately $12.3 million), including interest and linkage to the Israeli Consumer Price Index. The Company has submitted an administrative appeal to the ITA.

With respect to the years ended March 31, 2019 and through March 31, 2021, the Company is under examination by the ITA. The Company may be also subject to examination by the ITA for the year ended March 31, 2022 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination of these years.

In June 2020, the Company was named as a defendant in a putative opioids-related class action pending in Israel, in which the claimant alleges that the Company did not provide sufficient disclosure regarding the risks associated with opioid use in alleged violation of the Israeli Consumer Protection Act. The Company filed its defense to the application for class action approval on May 2, 2021, and the court held a preliminary hearing on October 31, 2022. During the hearing, the applicant withdrew its application for class action approval, and the court officially dismissed the case on December 20, 2022.

In June 2020, the Company and Taro U.S.A. were named as defendants in a complaint filed in the Zantac/Ranitidine Multi-District Litigation (“MDL”) consolidated in the U.S. District Court for the Southern District of Florida. The lawsuits name over 100 defendants (including brand manufacturers, generic manufacturers, repackagers, distributors, and retailers) involving allegations of injury caused by nitrosamine impurities. On September 4, 2020 and October 3, 2020, the MDL Court dismissed the Company and Taro U.S.A., respectively, from the master complaints without prejudice. Despite having been voluntarily dismissed from the master complaints, the Company and Taro U.S.A. are named in approximately 50 active short form complaints filed by plaintiffs represented by attorneys unaffiliated with MDL leadership counsel. On July 8, 2021, the MDL court granted the generic Defendants’ motion to dismiss, the effect of which was to dismiss the Company and Taro U.S.A. with prejudice. That decision, which involves the issue of federal preemption, is up on appeal. Neither the Company nor Taro U.S.A. have been named as defendants in any of the pending state court cases involving ranitidine/Zantac of which we are aware.

In July 2019, the Company received a motion to approve a class action against 30 companies located in Haifa Bay, Israel, including the Company. The claimant, a civil association in Haifa Bay, claims that the industrial activity of the 30 companies allegedly caused higher percentages of lung cancer among Haifa Bay residents compared to the average in Israel. The claimant is seeking to obtain court approval for the motion to approve a class action. The 30 companies, including the Company, filed their defense to the class action on January 9, 2022, and the Company’s and the applicant’s cross-investigation pertaining to class action certification will commence on July 13, 2023.

Dividend Policy

We had never paid cash dividends until the fiscal year ended March 31, 2019, and we do not anticipate paying any regular cash dividends in the foreseeable future. We currently intend to retain our earnings to finance the development of our business, but such policy may change depending upon, among other things, our earnings, financial condition and capital requirements.

B. SIGNIFICANT CHANGES

Subsequent to March 31, 2023, the Company received one tentative ANDA approval from the FDA. The Company currently has a total of twenty-two ANDAs awaiting FDA approval, including four tentative approvals.

On May 26, 2023, the Board of Directors of the Company received from Sun a non-binding indication of interest to acquire all of the outstanding shares of the Company’s ordinary shares, other than any shares held by Sun or its affiliates, for a purchase price per share of $38 in cash (the “Proposal”). The Proposal indicated that the proposed purchase price per ordinary share represents a premium of 31.2% over the closing price of the ordinary shares on May 25, 2023, and a 41.5% premium over the average closing price of the ordinary shares over the 60 trading days preceding May 26, 2023. The Board of Directors of the Company has formed a special committee in order to be in a position to evaluate the Proposal. No assurance can be given that a definitive agreement with respect to the Proposal will be entered into, the terms or conditions of any such agreement, or whether the proposed transaction will eventually be consummated.

On May 30, 2023, Dov Pekelman, a director of the Company, submitted his resignation from the Board to the Company’s Chairman of the Board, Dilip Shanghvi. In doing so, Mr. Pekelman cited his age, his health, and his desire to reduce his business activities and obligations. Subsequently, as of June 27, 2023, Oded Sarig was appointed to serve as a member of the Board to fill the vacancy of Mr. Pekelman, in accordance with the provisions of Article 97 of the Company’s Articles of Association.

Due to the relocation of its physical operations to Hawthorne, New York, Alchemee LLC will be closing its facility located at 120 Broadway, Suite 500, Santa Monica, CA (the “Santa Monica facility”) on or about September 29, 2023. All employees in the Santa Monica facility were informed on June 1, 2023, and offered continued employment at the Company’s Hawthorne, New York location.

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

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes fiduciary duties that “office holders” (as defined in the Israeli Companies Law and described above in this 2023 Annual Report) owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted with under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

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

Following approval by the Audit Committee and Board of Directors and, in the case of directors, approval by our shareholders, we entered into exemption and indemnification agreements with our directors and certain officers. For further information concerning the exemption and indemnification that we provide to our office holders, please see the form of director and office indemnification agreement that serves as Exhibit 4.5 to this 2023 Annual Report.

C. MATERIAL CONTRACTS

During the two years preceding the date of this 2023 Annual Report, neither we nor any of our affiliates and subsidiaries entered into any material contracts, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their worldwide taxable income. As of calendar year 2023, 2022 and 2021, the corporate tax rate has been 23.0%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred/Special Preferred Enterprise, or a Preferred/Special Preferred Technological Enterprise, as discussed below, may be considerably less. In general, Israeli companies are subject to the prevailing regular corporate tax rate for their capital gain.

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

In November 2021, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises (“Exempt Profits”). The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, the company must invest certain amounts in productive assets and research and development in Israel. We decided not to pursue this and did not distribute a dividend during that year. In parallel to the temporary amendment, the law was also amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits.

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

Tax benefits under the 2017 Amendment – the Technological Enterprise Incentives Regime

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment is based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project and introduced the incentive regimes of “Preferred Technological Enterprise” and of “Special Preferred Technological Enterprise,” as described below. These new regimes are in addition to the other existing tax incentives regimes under the Investment Law. The new incentives regime will apply to “Preferred Technological Enterprises” that meet the “Preferred Enterprise” conditions and certain additional conditions, including, all of the following:

•
The Enterprise’s R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% on average, out of the total revenue of the Company owning the Enterprise or exceed NIS 75 million (approximately $20.5 million) per year; and
•
The Company owning the Enterprise must also satisfy one of the following conditions: (1) at least 20% of the workforce (or at least 200 employees) are employees of which their salaries are fully allocated to R&D expenses; (2) a venture capital investment of an amount of NIS eight million (approximately $2.2 million) was previously made in the company, provided that the company did not change its field of business after the investment; or (3) growth in sales (assuming the Company’s sales in the current tax year and in each of the three preceding years was at least NIS ten million (approximately $2.8 million)) or workforce (assuming the Company’s workforce in the current tax year and in each of the three preceding years included a least 50 employees) by an average of 25% in the course of three years preceding the tax year in comparison to the prior tax year.

Alternatively, in lieu of meeting the above conditions, it is possible to meet the conditions prescribed by the Israeli Innovation Authority (formerly known as Chief Scientist) in the Ministry of Economy and Industry in consultation with the Director General of the Ministry of Finance and with the approval of the Minister of Finance, as prescribed within the Encouragement of Capital Investments (conditions indicating that the enterprise is promoting innovation for the purpose of its characterization as a Preferred Technological Enterprise) - 2019 (“Innovation Promoting Enterprise Regulations”), and receive an approval from the Israeli Innovation Authority confirming the compliance with the aforesaid conditions, indicating that the enterprise is an “Innovation Promoting Enterprise”.

A “Special Preferred Technological Enterprise” is an enterprise that meets the “Preferred Technological Enterprises” conditions, and in addition is a part of a group of companies that have total annual consolidated revenues of at least NIS ten billion (approximately $2.8 billion).

A “Preferred Technological Enterprise” satisfying the required conditions will be subject to a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone A. These corporate tax rates shall generally be limited to the portion of intellectual property developed in Israel, subject to the “NEXUS approach.” In addition, a Preferred Technological Enterprise will be subject to a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company after January 1, 2017, for at least NIS 200 million, if the sale was pre-approved by the Israeli Innovation Authority.

A “Special Preferred Technological Enterprise” satisfying the required conditions will enjoy a further reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel, subject to the “NEXUS approach.” In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from the Israeli Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, subject to the receipt, in advance, of a valid certificate from the ITA allowing for such rate, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from the recipient company to individuals or a non-Israeli company, the withholding tax will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate may be reduced to 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We have evaluated the likely effect of the 2017 Amendment as well as the Company’s compliance with the applicable threshold conditions and believe that the Company qualifies as a Special Preferred Technological Enterprise starting with the fiscal year beginning on April 1, 2020.

Also, on October 4, 2021, the Company received an approval from the Israeli Innovation Authority stating that it is in compliance with Section 2 of the Innovation Promoting Enterprise Regulations, indicating that the enterprise is an “Innovation Promoting Enterprise” starting from 2019 and through 2021.

The Company is currently pursuing the renewal of the Innovation Promoting Enterprise approval for 2022 to 2024.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”) provides several tax benefits for Industrial Companies. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company, which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans), is generated from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under Section 3A of the Israeli Income Ordinance (New Version) 1961. An Industrial Enterprise is defined as an enterprise which is held by an Industrial Company whose major activity in a given tax year is industrial production.

Under the Industry Encouragement Law, an Industrial Company is entitled to certain tax benefits, including:

•
Deduction of the cost of purchase of know-how, patents and rights to use a patent or know-how that were purchased in good faith and used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;
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

Economic Efficiency Law (Legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget)

In November 2021, Section 74 of the Investment Law, which had enabled companies with accumulated tax-exempt profits that were distributing dividends to source such dividends wholly using their non-exempt income, was amended to provide that any distribution out of Approved Enterprise or Benefitted Enterprise profits now entails the distribution of a pro-rata portion of tax-exempt profits (and the recapture of tax thereof). The tax recapture (“Clawback Tax”) is the tax from which the company was exempt at the time such tax-exempt profits were generated, depending on the level of foreign investment in the company at such time (at a rate of 10%-25%).

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

The said amendment also enabled Israeli companies that have accumulated tax-exempt profits (“trapped profits”), which are generally subject to Clawback Tax upon their distribution, to “release” such profits with up to a 60% “discount” on the applicable capital income tax (CIT) Clawback Tax, but not less than a 6% CIT rate. The applicable CIT rate is determined based on a formula that considers the ratio of the “released” profits out of the tax-exempt profits and the original CIT the company was exempt from (maximum benefit is reached if the entire amount of tax-exempt profits is “released”).

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

We decided to not apply the provisions of this Temporary Order.

Grants under the Encouragement of Research, Development and Technological Innovation Law, 5744-1984

Our research and development efforts, have been financed, in part, through grants from the Israeli Innovation Authority (the “IIA”). From our inception, we have received grants of approximately $23.8 million (including accrued interest), of which approximately $23.8 million (including accrued interest) are royalty-bearing grants from the IIA, and have repaid approximately $8 million in royalties.

The IIA has established pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (the “Research Law”, as amended) incentives for R&D programs of Israeli companies that meet specified criteria and are approved by the IIA. Such companies are generally eligible for grants of up to 50% of the project’s approved expenditures, as determined by the IIA, and are typically committed to return such grants by the payment of royalties from the sale of products developed as part of the programs under which the grants were given.

Regulations under the Research Law, as amended, generally provide for the payment of royalties to the IIA of 3%-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. Our obligation to pay these royalties is contingent on our actual sale of such products and services. In the absence of such sales, no payment of such royalties is required. The outstanding balance of the grants has been subject to interest at a rate equal to the 12-month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year in which the program has been approved. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it will no longer persuade or require banks to submit rates for LIBOR after January 1, 2022. Accordingly, in September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently clear, the implementation of SOFR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact. Following the full repayment of all the outstanding liabilities in connection with such grants, including the accrued interest thereof, there is no further liability for such royalties. However, even after the repayment of such liabilities in full, we will remain subject to the limitations set forth under the Research Law, including inter alia on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given. Grant recipients are required to notify the IIA of events enumerated in the Research Law and the IIA directives.

The terms of the grants under the Research Law also require that generally the manufacture of products developed as part of the programs under which the grants were given be undertaken in Israel. However, under the regulations pursuant to the Research Law, the manufacturing may be undertaken outside of Israel, assuming we receive prior approval from the IIA for the foreign manufacturing, which approval is given in special circumstances upon the fulfillment of certain conditions. If we receive that approval and manufacture outside of Israel, we may be required to pay royalties at an increased rate and an increased cap of royalties. The increased cap depends upon the extent of the manufacturing volume that is performed outside of Israel and the manufacturing declaration made by the grant recipient under its grant applications, as follows:

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

The know-how developed within the framework of the IIA programs may not be transferred outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded program outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the IIA directives, which cannot exceed six times of the total grant amount plus interest. If the grant recipient undertakes that for a period of not less than three years, at least 75% of its relevant R&D positions will remain in Israel, then the cap will be reduced to three times (rather than six times) the total liability to the IIA, calculated as set out above. Upon payment of such redemption fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Research Law. A transfer for the purpose of the Research Law is generally interpreted very broadly and includes, inter alia, any actual sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of the IIA-funded know-how.

Under the Research Law and the regulations thereunder with regard to know-how developed with IIA funding outside of Israel (the “Licensing Rules”), grant recipient may enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees, calculated in accordance with the Licensing Rules. The payment of the license fees will not discharge a grant recipient from the obligations to pay royalties or other payments to the IIA or from other restrictions under the Research Law. The maximum amount payable to the IIA under the Licensing Rules shall not exceed 6 times the amount of the grants received plus LIBOR interest.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (although there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company’s restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing capacity outside of Israel) as a condition to IIA approval.

Failure to comply with the requirements under the Research Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

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

Taxation of Non-Israeli Resident Holders of our Ordinary Shares

The following is a brief summary of the material Israeli tax consequences concerning the ownership and disposition of our ordinary shares by our shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his, her or its personal investment circumstances or to some types of investors which are subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities, not for profit organizations, pension funds and other exempt institutional investors, partnerships and other transparent entities, individuals under the tax regime for “new immigrants” or “returning residents” and other taxpayers who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which may have retroactive effect.

Taxation of Non-Israeli Resident Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if the dividend recipient is a “Substantial Shareholder” at the time of distribution or at any time during the preceding 12-month period). Such dividends are generally subject to Israeli withholding tax at the rate of 25% so long as the shares are traded on a stock exchange and are registered with a Nominee Company (whether the recipient is a substantial shareholder or not). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. However, distribution of dividends from income attributed to an Approved Enterprise or a Benefited Enterprise is subject to Israeli income tax at a rate of 15%, and 20% with respect to dividends from income attributed to Preferred/Special Preferred Enterprise or Preferred/Special Preferred Technological Enterprise, unless a further reduced tax rate is provided under an applicable tax treaty, all subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced rate. For example, under the Convention Between the Government of the U.S. and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, Benefited Enterprise, Preferred/Special Preferred Enterprise, or Preferred/Special Preferred Technological Enterprise that are paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise, Preferred/Special Preferred Enterprise or Preferred/Special Preferred Technological Enterprise that are subject, under certain conditions stipulated in the treaty, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise, Preferred/Special Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the various types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli company, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) right in a foreign resident company, which in essence represents, directly or indirectly, right to property located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is, generally, a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, between the date of purchase and the date of sale (under certain circumstances, linkage to a foreign currency may or shall be used to determine the inflationary surplus). The real capital gain is the excess of the total capital gain over the inflationary surplus. Real capital gain on a disposition of listed shares is generally subject to tax at the corporate tax rate of 23.0% since the start of calendar year 2018, if generated by a company, or at the rate of 25.0% (or 30.0% for Substantial Shareholder), if generated by an individual from the sale of an asset purchased on or after January 1, 2012. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47%).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares of Israeli resident Company, listed on a non-Israeli stock exchange, provided, inter alia, that certain conditions are met. The main conditions are that (i) such gains are not derived through a fixed enterprise that the non-Israeli resident maintains in Israel; (ii) the shares were not purchased from a “relative” or as part of a tax-exempt reorganization; and (iii) the capital gains from shares being sold are neither subject to section 101 of the Israeli Income Tax Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly, alone or together with another. Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Excess Tax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 in 2022 (the amount is linked to the annual change in the Israeli consumer price index). Such excess tax is imposed on almost any type of income, including, but not limited to, dividends, interest and capital gain.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices and on our website at www.taro.com. The information contained on our website does not constitute part of this 2023 Annual Report.

I. SUBSIDIARY INFORMATION

Not applicable.

J. ANNUAL REPORT TO SECURITY HOLDERS

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

In 2023, 63% of our revenue was generated in USD. However, the remainder of our sales was primarily denominated in the local currencies of the countries in which the sales occurred. As a result, our reported profits and cash flows are exposed to changing exchange rates. If these foreign currencies weaken relative to the USD, the earnings generated in these foreign currencies will, in effect, decrease when converted into USD, and vice versa. Therefore, from time to time we attempt to manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts.

Due to the relatively low level of non-USD revenues, the effects of currency fluctuations on consolidated net sales and operating income were not significant in 2023.

Foreign Exchange Transactions

During the year ended March 31, 2023, Taro Canada recorded a loss of ($2.0) million compared to a gain of $1.7 million in 2022, reflecting the unfavorable impact of the change in foreign currency exchange rates related primarily to cash and cash equivalents and marketable securities in Canada. Prior to April 1, 2019, the functional currency of the Company’s Canadian subsidiary was the CAD. Effective as of the Company’s fiscal year beginning April 1, 2019, Taro Canada’s functional currency became the USD. As a result of this change, there is no longer an effect of exchange differences on intercompany balances related to Taro Canada’s transactions with Taro U.S.A. Refer to Item 5 and Note 2.b. for additional details on Taro Canada’s change in functional currency.

During the year ended March 31, 2023, Taro Israel recorded a loss of ($0.4) million compared to a gain of $0.2 million in 2022.

The Company enters into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in USD due to changes in the respective exchange rates. Due to the current cash flow variability, the Company currently has no outstanding forward contracts to purchase the CAD.

On March 31, 2023, the forward contracts to purchase the NIS are for a total amount of $52,250, at a weighted-average forward rate of 3.30 NIS per USD, which are settled in seventeen (17) monthly settlements of $3,750 for three (3) months, $3,250 for eight (8) months, and $3,000 for three (3) months. The Company recorded a net gain (loss) of $60, $93, and $190 for the years ended March 31, 2023, 2022, and 2021, respectively, for the contracts to purchase the NIS.

Currently, there are no outstanding forward contracts to purchase the CAD, all of which have expired during the year ended March 31, 2023. The Company recorded a net gain (loss) of $0, $0, and $267 for the years ended March 31, 2023, 2022, and 2021, respectively, for the contracts to purchase the CAD.

On March 31, 2023, the Company had derivative instruments designated as hedging instruments. Refer to Note 10 for additional details on hedging instruments. There is no collateral for these hedges.

Interest Rate Risk

Under current conditions, we do not believe that our exposure to market risks will have a material impact on future earnings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.
Disclosure Controls and Procedures

Taro’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Taro’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this 2023 Annual Report, have concluded that, as of such date, Taro’s disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Taro’s Management assessed the effectiveness of the Group’s internal control over financial reporting as of March 31, 2023. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, Management has concluded that, as of March 31, 2023, Taro’s internal control over financial reporting is effective based on those criteria.

c.
Attestation Report of the Registered Public Accounting Firm

Taro’s internal control over financial reporting as of March 31, 2023, has been audited by Ziv Haft, a BDO Member Firm (“Ziv Haft”), an independent registered public accounting firm in Israel, as stated in their report, which is included on pages F-2 and F-3 of this 2023 Annual Report.

d.
Changes in Internal Control Over Financial Reporting

There were no changes to Taro’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, Taro’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Ziv Haft – BDO Member Firm, for the years ended March 31, 2023 and 2022, respectively.

	Year ended	Year ended
	March 31, 2023	March 31, 2022
	(in millions)
Audit fees	$0.75	$0.77
Tax fees	0.04	0.07
Other fees	0.02	0.02
Total	$0.81	$0.86

The audit fees for the years ended March 31, 2023 and 2022, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory, or regulatory audits of us and our subsidiaries, consents, and assistance with review of documents filed with the SEC. All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the Audit Committee.

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our several independent auditors’ work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Ziv Haft. These services may include audit services, audit-related services, tax services, and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, Ziv Haft and our management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

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

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares. On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares. In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share. During the year ended March 31, 2022, in accordance with a Rule 10b5-1 program, the Company repurchased 341,413 shares at an average price of $73.03 per share. During the year ended March 31, 2023, the Company did not repurchase any shares. Through May 31, 2023, under the $300 million authorization, the Company repurchased, in total, 954,165 shares (280,719 at an average price of $91.00, 332,033 at an average price of $75.23 and 341,413 shares at an average price of $73.03), leaving $224.5 million remaining under the current board authorization.

The table below presents a summary of the ordinary shares repurchased by the Company under the new authorization and classified as treasury stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Current Program	Dollar Value of Shares that May Yet be Purchased Under the Program (in thousands)
November 1, 2019 - November 30, 2019	—	$—	—	$—
December 1, 2019 - December 31, 2019 (1)	280,719	91.00	280,719
January 1, 2020 - November 30, 2020	—	-	280,719
December 1, 2020 - December 31, 2020 (2)	53,328	71.29	334,047
January 1, 2021 - January 31, 2021	95,816	76.23	429,863
February 1, 2021 - February 28, 2021	85,345	76.17	515,208
March 1, 2021 - March 31, 2021	97,544	75.58	612,752
April 1, 2021 - April 30, 2021	92,360	74.41	705,112
May 1, 2021 - May 31, 2021	83,615	72.94	788,727
June 1, 2021 - June 30, 2021	78,742	73.37	867,469
July 1, 2021 - July 30, 2021	83,259	71.29	950,728
August 1, 2021 - August 31, 2021	3,437	72.59	954,165
September 1, 2021 - May 31, 2023	—	—	954,165
Total	954,165	$79.08		$224,542

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

303A.07	The audit committee of a listed company must be directly responsible, to the extent permitted by law, for the appointment, compensation, retention and oversight	Pursuant to the Israeli Companies Law, Taro’s Audit Committee is responsible for determining the scope of the work of, and the compensation to be paid to, Taro’s

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 – “Financial Statements” in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this 2023 Annual Report, beginning on page F-1.

The Financial Statement Schedule II—Valuation and Qualifying Accounts is found on page S-1 following the financial statements.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this 2023 Annual Report are listed on the index of exhibits below.

Exhibit No.	Description

1.1	Memorandum of Association of Taro Pharmaceutical Industries Ltd. (1) (P)*

1.2	Articles of Association of Taro Pharmaceutical Industries Ltd., as amended (2)

2.1	Form of ordinary share certificate (1) (P)*

2.2*	Description of Taro Pharmaceutical Industries Ltd. Ordinary Shares

4.1	Taro Pharmaceutical Industries 1999 Stock Incentive Plan (3) (P)*

4.2	Amendment No. 1 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.3	Amendment No. 2 to Taro Pharmaceutical Industries 1999 Stock Incentive Plan (4)

4.4	Compensation Policy for Office Holders (5)

4.5	Indemnification Agreement Template (5)

8*	List of Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13*	Certification of the Chief Executive Officer, Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101 SCH*	Inline XBRL Taxonomy Extension Schema Document

101 CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101 DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101 LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101 PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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
(5)
Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 2022, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 2023 Annual Report on its behalf.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ William Coote
William Coote
Vice President, Chief Financial Officer and Chief Accounting Officer

Dated: June 29, 2023

TARO PHARMACEUTICAL INDUSTRIES LTD.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Group”) as of March 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated June 29, 2023 expressed an unqualified opinion thereon.

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

Revenue recognition – sales deductions

As described in Notes 2 and 5 to the consolidated financial statements, when the Group records revenue from the sale of its pharmaceutical products, the Group records an estimate of various sale deductions in the same

TARO PHARMACEUTICAL INDUSTRIES LTD.

financial reporting period. These sales deductions include chargebacks, product returns, rebates and other sale deductions and require significant management’s judgment. These sale deductions mainly apply to the sales within the United States. As of March 31, 2023 the consolidated reserves for chargebacks, product returns, rebates and other sale deductions were $338 million.

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

The primary procedures we performed to address this critical audit matter included the following:

•
Testing the design and operating effectiveness of controls related to management’s assessment of: (i) the reasonableness of assumptions used to estimate sales deductions, and (ii) the reasonableness of the methodology used and the appropriateness of the computations of sales deductions.
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

TARO PHARMACEUTICAL INDUSTRIES LTD.

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

June 29, 2023

TARO PHARMACEUTICAL INDUSTRIES LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Taro Pharmaceutical Industries Ltd.

Haifa, Israel

Opinion on Internal Control over Financial Reporting

We have audited Taro Pharmaceutical Industries Ltd. and its subsidiaries (the “Group’s”) internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Group as of March 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and our report dated June 29, 2023 expressed an unqualified opinion thereon.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr)

BDO Member Firm

Tel Aviv, Israel

June 29, 2023

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$154,495	$251,134
Short-term and current maturities of long-term bank deposits	119,980	47,586
Marketable securities	575,814	522,028
Accounts receivable and other:
Trade, net	202,260	246,972
Other receivables and prepaid expenses	57,210	59,727
Inventories	226,669	210,439
TOTAL CURRENT ASSETS	1,336,428	1,337,886
LONG-TERM MARKETABLE SECURITIES	404,896	435,189
PROPERTY, PLANT AND EQUIPMENT, NET	190,139	199,692
DEFERRED INCOME TAXES	103,672	124,882
GOODWILL	17,231	11,820
OTHER ASSETS	83,147	66,893
TOTAL ASSETS	$2,135,513	$2,176,362

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable:
Trade payables	$68,484	$68,232
Settlement and loss contingencies	140,553	202,036
Returns reserve	55,865	56,033
Accrued income taxes	33,011	19,695
Accrued expenses	23,953	25,181
Employees and payroll accruals	23,055	23,863
Medicaid and indirect rebates	22,403	19,347
Other current liabilities	18,224	17,731
TOTAL CURRENT LIABILITIES	385,548	432,118
LONG-TERM LIABILITIES:
Other long-term liabilities	19,106	32,799
TOTAL LONG-TERM LIABILITIES	19,106	32,799
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	404,654	464,917
SHAREHOLDERS’ EQUITY:
Taro shareholders' equity:
Ordinary shares of NIS 0.0001 par value:
Authorized at March 31, 2023 and March 31, 2022: 200,000,000 shares;
Issued at March 31, 2023 and March 31, 2022: 45,116,262 shares
Outstanding at March 31, 2023 and March 31, 2022: 37,584,631 shares	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at March 31, 2023 and March 31, 2022:
2,600 shares	1	1
Additional paid-in capital	262,445	262,445
Accumulated other comprehensive loss, net of taxes	(174,996)	(168,965)
Treasury stock at March 31, 2023 and March 31, 2022:
7,531,631 shares	(771,406)	(771,406)
Accumulated earnings	2,414,136	2,388,691
TOTAL SHAREHOLDERS’ EQUITY	1,730,859	1,711,445
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,135,513	$2,176,362

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands (except per share data)

	Years ended March 31,
	2023	2022	2021
Sales, net	$572,952	$561,347	$548,970
Cost of sales	304,629	268,212	252,314
Impairment	—	13	—
Gross profit	268,323	293,122	296,656
Operating expenses:
Research and development	52,243	54,540	60,152
Selling, marketing, general and administrative	198,366	113,677	91,355
Settlements and loss contingencies	—	61,446	558,924
	250,609	229,663	710,431
Operating income (loss)	17,714	63,459	(413,775)
Financial income, net	18,037	10,172	19,809
Other gain, net	2,462	4,227	2,893
Income (loss) before income taxes	38,213	77,858	(391,073)
Tax expense	12,768	19,592	9,667
Net income (loss)	25,445	58,266	(400,740)
Net loss attributable to non-controlling interest	—	—	(14,087)
Net income (loss) attributable to Taro	$25,445	$58,266	$(386,653)

Net income (loss) per ordinary share attributable to Taro:
Basic and Diluted	$0.68	$1.55	$(10.12)

Weighted-average number of ordinary shares used to compute net income (loss) per share:
Basic and Diluted	37,585	37,641	38,210

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Years ended March 31,
	2023	2022	2021
Net income (loss) attributable to Taro	$25,445	$58,266	$(386,653)
Other comprehensive (loss) income:
Change in unrealized (loss) gain from marketable securities	(925)	(17,029)	7,738
Change in unrealized (loss) gain from hedging instruments	—	(315)	3,678
Foreign currency translation adjustments	(5,101)	—	—
Tax effect on other comprehensive income	(5)	—	—
Total other comprehensive (loss) income attributable to Taro	(6,031)	(17,344)	11,416

Total comprehensive income (loss) attributable to Taro	$19,414	$40,922	$(375,237)

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars and shares in thousands

	Taro Shareholders' Equity
				Accumulated
			Additional	Other			Total Taro	Non-	Total
	Number of	Share	Paid-in	Comprehensive	Treasury	Retained	Shareholders'	controlling	Shareholders’
	Shares	Capital	Capital	(Loss)	Shares	Earnings	Equity	Interest	Equity
Balance at March 31, 2020	38,258	680	262,445	(163,037)	(721,494)	2,725,270	2,103,864	5,895	2,109,759
Repurchase of treasury stock	(332)	—	—	—	(24,978)	—	(24,978)	—	(24,978)
Comprehensive income, net of tax	—	—	—	11,416	—	—	11416	—	11,416
Net loss	—	—	—	—	—	(386,653)	(386,653)	(14,087)	(400,740)
Balance at March 31, 2021	37,926	680	262,445	(151,621)	(746,472)	2,338,617	1,703,649	(8,192)	1,695,457
Repurchase of treasury stock	(341)	—	—	—	(24,934)	—	(24,934)	—	(24,934)
Comprehensive income, net of tax	—	—	—	(17,344)	—	—	(17,344)	—	(17,344)
Cumulative-effect adjustment to minority interest	—	—	—	—	—	(8,192)	(8,192)	8,192	—
Net income	—	—	—	—	—	58,266	58,266	—	58,266
Balance at March 31, 2022	37,585	680	262,445	(168,965)	(771,406)	2,388,691	1,711,445	—	1,711,445
Comprehensive income, net of tax	—	—	—	(6,031)	—	—	(6,031)	—	(6,031)
Net income	—	—	—	—	—	25,445	25,445	—	25,445
Balance at March 31, 2023	37,585	$680	$262,445	$(174,996)	$(771,406)	$2,414,136	$1,730,859	$—	$1,730,859

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	$25,445	$58,266	$(400,740)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	32,127	25,915	23,680
Realized loss on sale of long-lived assets	136	689	92
Change in derivative instruments, net	(24)	(631)	(236)
Effect of exchange differences on intercompany balances	100	(2)	—
Foreign exchange effect of marketable securities and bank deposits	2,191	(447)	(4,588)
Adjustments to opening balance sheet (PPA)	(15,292)	—	—
Deferred income taxes, net	16,802	23,200	(38,413)
Decrease (increase) in trade receivables, net	37,482	(6,229)	21,683
Increase in other receivables, prepaid expenses and other	(4,774)	(3,010)	(7,235)
Increase in inventories, net	(16,922)	(2,069)	(27,219)
Decrease (increase) in income tax receivables	7,014	(2,441)	(9,090)
Increase (decrease) in trade payables	1,649	(2,129)	32,308
(Decrease) increase in other accounts payable and accrued expenses	(75,676)	(263,661)	454,609
Increase (decrease) in income tax payables	13,320	512	(4,397)
Expense from amortization of marketable securities bonds, net	8,172	13,339	5,316
Net cash provided by (used in) operating activities	$31,750	$(158,698)	$45,770

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Years ended March 31,
	2023	2022	2021
Cash flows from investing activities:
Purchase of property, plant and equipment	$(17,577)	$(11,800)	$(16,991)
Investment in other intangible assets	(294)	(243)	(161)
Investment in short-term bank deposits, net	(72,394)	(47,586)	—
Investment in marketable securities	(899,761)	(828,203)	(1,132,501)
Proceeds from marketable securities	866,446	809,119	1,217,386
(Investment in) proceeds from acquisitions and sale of long-lived assets	(1,976)	(99,275)	8
Cash acquired from acquisition	—	7,407	—
Net cash (used in) provided by investing activities	(125,556)	(170,581)	67,741
Cash flows from financing activities:
Repurchase of treasury stock	—	(24,934)	(24,196)
Net cash used in financing activities	—	(24,934)	(24,196)
Effect of exchange rate changes on cash and cash equivalents	(2,833)	170	2,508
(Decrease) increase in cash and cash equivalents	(96,639)	(354,043)	91,823
Cash and cash equivalents at the beginning of the period	251,134	605,177	513,354
Cash and cash equivalents at the end of the period	$154,495	$251,134	$605,177

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Income taxes	$4,175	$7,753	$29,377
Cash received during the year for:
Income taxes	$14,156	$2,351	$4,093
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,242	$1,468	$2,997
Adjustment to purchase price	$4,652	$—	$—
Investment in intangible assets on credit	$—	$—	$15
Non-cash financing transactions:
Purchase of treasury stock	$—	$—	$782
Purchase of marketable securities	$3,038	$3,848	$9,417

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, European and Japan subsidiaries (the “Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical and dermatological products. As of March 22, 2012, the Company’s ordinary shares are traded on the New York Stock Exchange (the “NYSE”), under the symbol “TARO.” As used herein, the terms “we,” “us,” “our,” “Taro,” and the “Company” mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc. (“Taro Canada”), Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”) and The Proactiv Company Holdings Inc. Taro International Ltd. in Israel is engaged in the pharmaceutical activities of the Group outside North America. Proactiv YK markets dermatological products in Japan.

The Group manufactures generic and proprietary drug products in facilities located in Israel and Canada, and manufactures bulk active pharmaceutical ingredients in its Israel facility. The Group’s research and development facilities are located in Israel and Canada. The majority of the Group’s sales are in North America, primarily in the U.S.A.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains, and mass merchandisers, and in case of certain OTC products, directly to end customers. In Canada, the Group also sells and distributes to hospitals. In Israel, the Group sells and distributes its products principally to healthcare institutions, drug store chains, and private pharmacies. In Japan, the Group sells to wholesalers, e-commerce stores, drug store chains, and directly to consumers.

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

Sun Pharmaceutical Industries Ltd. (“Sun”), the Company’s majority shareholder, owns, or controls as of March 31, 2023, 29,497,813, or 78.5%, of the Company’s ordinary shares, and with the Company’s founders’ shares, 85.7% of the vote attributable to the share equity of the Company. The Company's 6-K was filed on May 26, 2023 regarding Sun proposal letter to acquire all of the outstanding ordinary shares of the Company.

On November 4, 2019, the Company announced that its Board of Directors approved a $300 million share repurchase of ordinary shares. On November 15, 2019, the Company commenced a modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares. In accordance with the terms and conditions of the tender offer, which expired on December 16, 2019, the Company accepted for payment 280,719 ordinary shares at the final purchase price of $91.00 per share. During the year ended March 31, 2022, in accordance with a Rule 10b5-1 program, the Company repurchased 341,413 shares at an average price of $73.03 per share. During the year ended March 31, 2023, the Company did not repurchase any shares. Through May 31, 2023, under the $300 million authorization, the Company repurchased 954,165 shares (280,719 at an average price of $91.00, 332,033 at an average price of $75.23 and 341,413 shares at an average price of $73.03), leaving $224.5 million remaining under the current board authorization.

In December 2019, COVID-19, a disease caused by a strain of coronavirus, was first reported, and later declared a pandemic by the World Health Organization in March 2020, spreading globally. It has affected Israel and Canada, where most of our manufacturing takes place, and spread throughout each state in the U.S., our largest market. The COVID-19 pandemic has disrupted global supply chains, created significant volatility of global financial markets, negatively impacted the global economy, and also our U.S. sales. Additionally, it has impacted our business and may materially affect our operations, including

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

manufacturing, supply chain, pre-commercial launch, and clinical trial activities should the pandemic persist. Countries, states, and local governments instituting measures to reduce the spread of COVID-19 have impacted our operations with significant disruptions, uncertainty and economic volatility, higher costs, and capital expenditures. Such measures include quarantines, government restrictions on movement, business closures and suspensions, canceled events and activities, self-isolation, and other voluntary and/or mandated changes in behavior. Our offices are or have been operating under work from home protocols, and our manufacturing and distribution facilities have instituted policies and procedures to protect our employees and operations, including social distancing, the supply and use of personal protective equipment, split shifts and health assessments. We had and, in some instances, continue to have policies to suspend in-person activities of our field employees because of restrictions on meetings instituted by our customers. These protocols, policies, procedures, and suspension of activities have affected our business operations.

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

On February 28, 2022, the Company acquired 100% ownership of The Proactiv Company Holdings, Inc., Proactive YK and Alchemee Skincare Corporation (f/k/a The Proactiv Company Corporation), including their respective subsidiaries, and certain other assets (“Alchemee”), pursuant to a Share and Asset Purchase Agreement. Taro paid an all-cash purchase price for Alchemee of approximately $95 million, which also included acquired cash and excess working capital at close. This acquisition qualified as a business combination and the one month’s financial results from the acquisition have been included in the Company's consolidated financial statements for the year ended March 31, 2022. The details of the final purchase price allocation (“PPA”) are presented under Note 19.

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

Short-term bank deposits: Bank deposits with maturities of more than three months, but less than one year, are included in short-term deposits. Such deposits are stated at cost which approximates market value. The Company has short-term deposits on March 31, 2023, of $120 million and $47.6 on March 31, 2022.

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

The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326)” on April 1, 2020. In accordance with ASC 326-30, for an AFS debt security for which there is neither an intent nor a more-likely-than-not requirement to sell, an entity will record credit losses as an allowance, rather than a write-down of the amortized cost basis. As a result, entities will be able to record reversals of credit losses in current period income as they occur. Additionally, the allowance is limited by the amount that the fair value is less than the amortized cost basis, considering that an entity can sell its investment at fair value to avoid realization of credit losses. An entity should not consider the length of time that the security has been in an unrealized loss position to avoid recording a credit loss. Further, in determining whether a credit loss exists, the historical and implied volatility and recoveries or additional declines in the fair value after the balance sheet date should no longer be considered. Changes in the allowance will be recorded in the period of the change as credit loss expense (or reversal of credit loss expense). As of March 31, 2023, the adoption of ASU 2016-13 did not have a material impact on our financial position and results of operations.

During the years ended March 31, 2023, 2022, and 2021, the Company did not own or sell any marketable securities previously impaired.

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

i.
Taxes:
(1)
Deferred income taxes:

Deferred income taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax basis of assets and liabilities under the applicable tax laws, and on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized. For the years ended March 31, 2023 and 2022, in accordance with the required updates in ASU No. 2015-17, all deferred tax liabilities and assets are classified as non-current.

(2)
Tax contingencies:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company follows a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. A liability for unrecognized tax benefits was recorded in accordance with ASC 740 amounting to $37,493 and $34,578 as of March 31, 2023 and 2022, respectively.

(3)
Income taxes:

Income taxes are accounted for in accordance with the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax basis of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using tax rates and laws that will be in effect when the differences are expected to reverse. In certain cases, management determined that it was more likely than not that the Company will not benefit from the deferred tax assets in subsidiaries, and a valuation allowance was provided against the deferred tax assets carried by such subsidiaries. In future years, if it is more likely than not that the subsidiary will be in a position to utilize its deferred tax asset, the valuation allowance for such assets will be modified.

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

Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the terms of the leases (generally five - ten years).

(3)
Certain costs incurred for computer software developed or obtained for internal use is required to be capitalized. As of March 31, 2023 and 2022, the Group capitalized $20,546 and $20,298 of software costs, respectively. As of March 31, 2023, 2022 and 2021, capitalized internal costs, were $0 for all three years.
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
Lease of land from the Israel Land Authority (“ILA”):

The Company leases several parcels of land from the ILA. The lease period of the industrial parcels ends between 2018 and 2060. The Company has the right to extend the lease agreement ended 2018 for an additional period of 49 years and is currently in the process of extending the lease agreement. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a lease period of 49 years, with an option for additional lease periods. A majority of the Company’s leases are in the beginning of the second 49-year period, and the remaining leases still in the first 49 year period have the option for additional lease period. The ownership of the land is not transferred at the end of the lease period, however, in certain conditions the lessee may choose to be registered as the

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

owner of the land, subject to complying with the then relevant requirements of the ILA. The expectation, based on practice and accumulated experience is that the renewal price (for each of the above options) would be substantially below fair market value. Since such leases do not qualify as a capital lease, they are being accounted for as operating leases. The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

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

The Company determined the fair value using the market approach, which is based on the market capitalization by using the share price of the Company on the NYSE and an appropriate control premium. As of March 31, 2023 and 2022, the market capitalization of the Company was higher than the net book value, therefore no impairment was recorded.

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

Long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. During the years ended March 31, 2023 and 2022, the Company did not record any impairment charge.

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

p.
Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity. During the years ended March 31, 2023, 2022, and 2021, the Company repurchased 0 shares, 341,413 shares, and 332,033 shares, respectively.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

When treasury stock is reissued, the Company charges the excess of the purchase cost, including related share-based compensation expenses, over their issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method. The Company did not reissue treasury shares during the three years ended March 31, 2023, 2021 and 2020.

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

s.
Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Israeli National Authority for Technological Innovation (the “IIA”) (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel) for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company did not earn any grants during the years ended March 31, 2023, 2022 and 2021.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

t.
Advertising expenses:

The Group expenses advertising costs as incurred. Product samples are recorded within prepaid expenses on the Consolidated Balance Sheet and recorded within advertising expenses when provided to potential customers. Advertising expenses were $14,511, $8,280, and $5,681 for the years ended March 31, 2023, 2022 and 2021, respectively.

u.
Sales and other taxes collected and remitted to governmental authorities:

The Company collects various taxes from customers and remits them to governmental authorities. These taxes are recorded on a net basis and therefore do not impact the Statement of Operations.

v.
Basic and diluted net income (loss) per ordinary share attributable to Taro:

Basic net income (loss) per ordinary share is calculated based on the weighted-average number of ordinary shares outstanding during each year. Diluted net income (loss) per ordinary share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year (except where anti-dilutive).

w.
Freight and distribution costs:

The Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight, distribution costs, and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $29,469, $22,576, and $13,202 for the years ended March 31, 2023, 2022 and 2021, respectively.

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

The Group’s trade accounts receivables are mainly derived from sales to customers in the U.S., Canada, Europe, and Israel. On March 31, 2023, two different customers represented approximately 41.6% and 22.6% of the Company’s trade accounts receivable. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary, but does not require collateral for its customers’ accounts receivable.

y.
Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade and other receivables, trade payables and other payables approximate their fair value, due to the short-term maturities of these instruments.

As of March 31, 2023 and 2022, the Company did not have any amounts outstanding under borrowing arrangements.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

z.
Accounting for derivatives:

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value, in the Consolidated Balance Sheet. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. For derivatives which qualify as a fair value hedge, changes in fair value are reported with the carrying amount of the hedged asset or liability with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. For derivatives that qualify as a cash flow hedge, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income with cash flows reported on the Consolidated Statement of Cash Flows consistent with the classification of cash flows from the underlying items being hedged. The designation is based upon the nature of the exposure being hedged. On March 31, 2023, 2022, and 2021, the Company had derivative instruments designated as hedging instruments.

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

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Top 832): Disclosures by Business Entities about Government Assistance.” ASU 2021-10 is intended to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. Diversity currently exists in the recognition, measurement, presentation, and disclosure of government assistance received by business entities because of the lack of specific authoritative guidance. Requiring disclosures about government assistance in the notes to financial statements will provide comparable and transparent information to investors and other financial statement users to enable them to understand an entity’s financial results and prospects for future cash flows. This standard is effective for all entities, for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect ASU No. 2021-10 to have a significant impact on its results of operations, financial position and cash flows and related disclosures.

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

In September 2022, the FASB issued ASU 2022-04 “Liabilities — Supplier Finance Programs: Disclosure of Supplier Finance Program Obligations (Subtopic 405-50)”.

This guidance is intended to address requests from stakeholders for information about an entity’s use of supplier finance programs and their effect on the entity’s working capital, liquidity and cash flows. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll-forward information requirement, which is effective for the fiscal years beginning after December 15, 2023. The Company will apply the guidance prospectively to transactions occurring on or after January 2023.

NOTE 3: — MARKETABLE SECURITIES

a.
Marketable securities:

	March 31,
	2023	2022
Short-term marketable securities	$575,814	$522,028
Long-term marketable securities	404,896	435,189
	$980,710	$957,217

b.
The following is a summary of both short-term and long-term marketable securities by type:

	March 31,
	2023				2022
	Amortized Cost	Gross Unrealized Gain (Loss) through Other Comprehensive Income	Gross Unrealized Gain (Loss) through Profit & Loss	Market Value	Amortized Cost	Gross Unrealized Gain (Loss) through Other Comprehensive Income	Gross Unrealized Gain (Loss) through Profit & Loss	Market Value
Marketable securities:
Corporate bonds	$625,760	$(12,844)	$—	$612,915	$743,624	$(11,840)	$—	$731,784
Government securities	210,607	(309)	—	210,298	106,235	(531)	—	105,703
Commercial paper	60,240	(18)	—	60,223	22,678	(121)	—	22,557
Preferred stock - debt instrument	2,983	(760)	—	2,223	2,685	(235)	—	2,449
Preferred stock - equity instrument	11,854	—	(3,472)	8,382	11,649	—	(1,616)	10,034
Certificates of deposit	71,682	(135)	—	71,547	46,296	(144)	—	46,152
Municipal bonds	8,070	(202)	—	7,868	26,683	(276)	—	26,408
Other securities	7,434	(182)	—	7,253	12,261	(132)	—	12,129
Total marketable securities	$998,632	$(14,450)	$(3,472)	$980,710	$972,111	$(13,279)	$(1,616)	$957,217

On March 31, 2023 and 2022, the gross unrealized gain (loss) excludes $20 and $149 of other comprehensive income relating to marketable securities for foreign exchange gain, respectively.

As of March 31, 2023, no other than temporary impairment charges were recorded.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

c.
The estimated fair value of marketable securities as of March 31, 2023 and 2022, by contractual maturity, are as follows:

	March 31,
	2023		2022
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
Available-for-sale marketable securities:
Matures in less than five years	$983,794	$970,105	$953,150	$940,212
Matures in more than five years	3,223	2,462	7,312	6,971
	987,017	972,567	960,462	947,183
Investment at fair value through Profit & Loss	11,615	8,143	11,649	10,034
	$998,632	$980,710	$972,111	$957,217

NOTE 4: — ACCOUNTS RECEIVABLE AND OTHER

a.
Trade, net:

The following table summarizes the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	March 31,
	2023	2022
Trade accounts receivable, gross	$458,218	$437,557

Reserves for sales deductions:
Chargebacks	(142,043)	(111,308)
Other sales deductions	(64,218)	(52,343)
Customer rebates	(22,567)	(10,708)
Allowance for doubtful accounts (1)	(27,130)	(16,226)
Trade accounts receivable, net	$202,260	$246,972

(1)
See Note 2.g for details relating to allowances for doubtful accounts.
b.
Other receivables and prepaid expenses:

	March 31,
	2023	2022
Government authorities	$23,422	$27,752
Prepaid expenses	11,721	13,229
Due from related parties	13,129	14,371
Advances to suppliers	5,947	991
Interest receivable	1,854	311
Other	1,138	3,073
	$57,211	$59,727

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The Company’s estimates of inventory in the distribution channel are based on inventory information reported to it by its major wholesale customers, historical shipment, and return information from its accounting records, and third-party data on prescriptions filled. The Company’s estimates are subject to inherent limitations pertaining to reliance on third-party information.

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

The Company establishes reserves for rebates and other various sales deductions based on contractual terms and customer purchasing activity, tracking and analysis of rebate programs, processing time lags, the level of inventory in the distribution channel and other relevant information. Based on the Company’s historical experience, substantially all claims for rebates and other sales deductions are received within 12 months.

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

The following tables summarize the activities for sales deductions and product returns for the years ended March 31, 2023, 2022, and 2021:

For the year ended March 31, 2023
	Beginning balance	Acquired	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(111,308)	$—	$(1,229,091)	$1,198,357	$(142,042)
Rebates and Other	(79,277)	—	(212,332)	177,695	(113,914)
Total	$(190,585)	$—	$(1,441,423)	$1,376,052	$(255,956)

Current Liabilities
Returns	$(56,033)	$—	$(34,918)	$35,086	$(55,865)
Other (2)	(20,719)	—	(43,462)	38,130	(26,051)
Total	$(76,752)	$—	$(78,380)	$73,216	$(81,916)

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

For the year ended March 31, 2022
	Beginning balance	Acquired	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(119,090)	$—	$(1,182,744)	$1,190,526	$(111,308)
Rebates and Other	(76,569)	(5,165)	(165,235)	167,692	(79,277)
Total	$(195,659)	$(5,165)	$(1,347,979)	$1,358,218	$(190,585)

Current Liabilities
Returns	$(52,236)	$(493)	$(52,282)	$48,978	$(56,033)
Other (2)	(18,560)	(354)	(52,279)	50,474	(20,719)
Total	$(70,796)	$(847)	$(104,561)	$99,452	$(76,752)

For the year ended March 31, 2021
	Beginning balance	Acquired	Provision recorded for current period sales (1)	Credits processed / Payments	Ending balance
Accounts Receivable Reserves
Chargebacks	$(104,552)	$—	$(1,173,810)	$1,159,272	$(119,090)
Rebates and Other	(70,630)	—	(180,079)	174,140	(76,569)
Total	$(175,182)	$—	$(1,353,889)	$1,333,412	$(195,659)

Current Liabilities
Returns	$(61,406)	$—	$(37,011)	$46,181	$(52,236)
Other (2)	(41,562)	—	(26,036)	49,038	(18,560)
Total	$(102,968)	$—	$(63,047)	$95,219	$(70,796)

(1)
Includes immaterial amounts of reversals of provisions recorded for prior years’ sales.
(2)
Includes Medicaid, indirect rebates, and amounts due to customers.

NOTE 6: — INVENTORIES

	March 31,
	2023	2022
Finished goods	$117,992	$105,873
Raw and packaging materials	62,819	62,466
Work in progress	39,706	36,367
Other	6,152	5,733
	$226,669	$210,439

As of March 31, 2023 and 2022, reserves recorded against inventories for slow-moving, short-dated, excess, and obsolete inventory totaled $61,816 and $49,889, respectively.

As of March 31, 2023 and 2022, there were no pledges of inventory.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

NOTE 7: — PROPERTY, PLANT AND EQUIPMENT

a.
Composition of assets grouped by major classifications are as follows:

	March 31,
	2023	2022
Cost:
Land	$7,628	$7,628
Buildings	195,538	192,922
Leasehold improvements	5,109	5,211
Machinery and equipment	237,234	225,626
Computer software and equipment	60,990	64,164
Motor vehicles	80	80
Furniture, fixtures and office equipment	15,138	15,051
	521,717	510,682
Accumulated depreciation and impairment charges:
Buildings	$99,664	$92,378
Leasehold improvements	3,546	3,171
Machinery and equipment	172,343	163,266
Computer software and equipment	43,856	40,474
Motor vehicles	80	80
Furniture, fixtures and office equipment	12,089	11,621
	331,578	310,990
Depreciated cost	$190,139	$199,692

b.
Depreciation expenses were $26,489, $24,077, and $21,849 for the years ended March 31, 2023, 2022, and 2021, respectively.
c.
Cost of property, plant, and equipment includes capitalized interest expense, capitalized direct incremental costs (such as payroll and related expenses), and other internal costs incurred in order to bring the assets to their intended use in the amount of $15,281 and $15,333 as of March 31, 2023 and 2022, respectively. There were no additional capitalized interest and other costs as of March 31, 2023 and 2022.
d.
Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $20,546 and $20,298 as of March 31, 2023 and 2022, respectively.
e.
Asset disposals were $5,007 and $906 for the years ended March 31, 2023 and 2022, respectively, mainly relating to the write-off of fully depreciated computer equipment, software, and production equipment.

NOTE 8: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.
Composition:

	March 31,
	2023	2022
Cost:
Product and distribution rights	$85,859	$127,766
Intangible assets acquired in business combination	63,800	—
	$149,659	$127,766
Accumulated amortization:
Product and distribution rights	82,148	80,432
Intangible assets acquired in business combination	3,927	—
	86,075	80,432
	$63,584	$47,334

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

b.
Amortization expense related to product and distribution rights were $5,643, $1,839, and $1,831 for the years ended March 31, 2023, 2022 and 2021, respectively.
c.
As of March 31, 2023, the estimated amortization expense of product and distribution rights for 2024 to 2028 is as follows: 2024—$4,966; 2025—$4,639; 2026—$4,644; 2027—$4,632; 2028—$4,810.
d.
The weighted-average amortization period for product rights is approximately 14.5 years.
e.
During the years ended March 31, 2023, the Company did not record any impairment charge related to intangible assets and for 2022 the impairment charge was $13.

NOTE 9: — OTHER ASSETS

	March 31,
	2023	2022
Intangible assets and deferred costs, net (3)	$63,584	$47,334
Prepayment of land leased from ILA (1)	12,560	12,790
Right-of-use (ROU) assets (2)	3,872	5,422
Other	2,117	157
Severance pay fund (4)	1,014	1,190
	$83,147	$66,893

(1)
The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a lease period of 49 years, with an option for additional lease periods. A majority of the Company’s leases are in the beginning of the second 49-year period, and the remaining leases still in the first 49-year period have the option for additional lease period. This amount was prepaid. See Note 2.k.
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

Taro U.S.A. maintains defined contribution retirement savings plans covering substantially all of their employees. Taro Canada maintains a Registered Retirement Savings Plan (“RRSP”). Under the plans, contributions are based on specific percentages of pay and are subject to statutory limits. The Company’s matching contribution to the plans was $2,785, $1,273, and $1,369 for the years ended March 31, 2023, 2022, and 2021, respectively.

	Years ended March 31,
	2023	2022	2021
Pension, retirement savings and severance expenses	$6,204	$6,732	$8,064

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The following table sets forth the annual rate of inflation, the devaluation (appreciation) rate of the New Israeli Shekel (“NIS”), the JPY and the CAD against the USD and the exchange rates between the USD and each of the NIS and the CAD at the end of the year indicated:

				Rate of Devaluation
				(Appreciation)			Rate of Exchange of
	Rate of Inflation			Against USD			USD
Period ended	Israel (1)	Canada (2)	Japan(3)	Israel (1)	Canada (2)	Japan(3)	Israel (1)	Canada (2)	Japan(3)
3/31/2023	4.98%	4.30%	3.26%	13.84%	8.00%	8.59%	3.62	1.35	132.76
3/31/2022	3.48%	6.66%	1.10%	(4.50%)	(0.79%)	10.83%	3.18	1.25	122.26

(1)
Per Bank of Israel.
(2)
Per J.P. Morgan Chase.
(3)
Per Bank of Japan.

The Company enters into separate forward contracts to purchase the NIS and the CAD on a monthly basis at agreed upon spot rates to hedge the variability of cash flows in USD due to changes in the respective exchange rates. On March 31, 2023, the forward contracts to purchase the NIS are for a total amount of $52,250, at a weighted-average forward rate of 3.30 NIS per USD, which are settled in seventeen (17) monthly settlements of $3,750 for three (3) months, $3,250 for eight (8) months, and $3,000 for three (3) months and $2,000 for three (3) months. The Company recorded a net gain of $60, $93, and $190 for the years ended March 31, 2023, 2022, and 2021, respectively, for the contracts to purchase the NIS.

At March 31, 2023, the Company did not have any forward contracts in place to purchase CAD. The Company recorded a net gain (loss) of $0, $0, and $267, for the years ended March 31, 2023, 2022, and 2021, respectively, for the contracts to purchase the CAD.

There is no collateral for these hedges.

On March 31, 2023, the Company had derivative instruments designated as hedging instruments, which have been accounted for in accordance with ASU No. 2017-12, “Derivatives and Hedging (Topic 815).”

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The fair value of the Company’s financial assets measured at fair value on a recurring basis as of March 31, 2023 and 2022 were as follows:

	March 31, 2023		March 31, 2022
	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs	Quoted Market Prices of Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)	(Level 1)	(Level 2)
Assets
Short-term marketable securities *	$575,814	$—	$522,028	$—
Long-term marketable securities *	394,291	—	422,706	—
Long-term debt instruments *	2,223	—	2,449	—
Long-term equity instruments *	8,382	—	10,034	—
Forward contracts	—	7	—	808
	$980,710	$7	$957,217	$808
Liabilities
Forward contracts	$—	$(281)	$—	$(281)

*Refer to Note 3 for additional details on marketable securities.

NOTE 12: — OTHER LIABILITIES

a.
Other current liabilities:

	March 31,
	2023	2022
Due to customers	$3,649	$1,372
Derivative instruments	3,548	281
Marketable securities	3,352	3,869
Legal and audit fees	2,525	1,045
Lease liability	1,950	2,204
Suppliers of property, plant and equipment	1,242	1,452
Deferred revenue	903	5,788
Royalties	809	1,819
Other	246	(99)
	$18,224	$17,731

(1)
See Note 13.

b.
Other long-term liabilities:

	March 31,
	2023	2022
Deferred credits	$9,566	$22,643
Long-term incentive plan	5,116	3,786
Accrued severance pay	1,153	1,319
Deferred revenue	616	919
Other	2,655	4,132
	$19,106	$32,799

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
Companies of the Group have leased offices, warehouse space, and equipment under operating leases for periods through 2026. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

March 31, 2023
3/31/2024	$1,768
3/31/2025	1,407
3/31/2026	874
3/31/2027	—
$4,049

Total rent expenses were $2,292, $1,684, and $1,951 for the years ended March 31, 2023, 2022, and 2021, respectively.

Effective April 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective method. The adoption of ASU 2016-02 does not have a material impact on our financial position or results of operations.

b.
Royalty commitments:

The Company is committed to pay royalties at the rate of 3.0% to 3.5% to the government of Israel through the IIA on proceeds from the sale of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the USD. Grants are subject to interest at a rate of LIBOR (cost of borrowing funds in USD). As of March 31, 2023 and 2022, the aggregate contingent liability to the IIA was $15,061 and $14,072, respectively.

Royalty payments to the IIA were $0 for the years ended March 31, 2023, 2022, and 2021.

c.
Legal proceedings:

From time to time, we are a party to routine litigation incidental to our business, including patent litigation resulting from our use of the patent challenge procedures set forth in the Hatch Waxman Act, product liability litigation, general business litigation, and employment litigation, none of which, individually or in the aggregate, are expected to have a material effect on our financial position or profitability. Other litigation, as disclosed herein, may have a material adverse effect on our financial position or profitability. The Company records a provision in its financial statements to the extent that it concludes that a contingent liability is probable, and the amount thereof is estimable. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

1.
Legal actions commenced by the Company:

The Company has completed its tax assessments with the Israel Tax Authority (“ITA”) for years through March 31, 2016. On March 28, 2022, the ITA issued a tax assessment with respect to the period ending March 31, 2017, and the total tax liability arising from the assessment as of the date of its issuance amounts to NIS 39.5 million (approximately $11 million), including interest and linkage to the Israeli Customer Price Index. The Company timely submitted a tax objection to the ITA on May 26, 2022. On May 24, 2023, the administrative appeal was rejected and the ITA issued orders with respect to the tax year ending March 31, 2017. The total tax liability under the orders, including interest and linkage to the Israeli Customer Price Index as of the date of its issuance, amounts to approximately NIS 90 million (approximately $24 million). The Company intends to appeal the orders to the Haifa District Court. On March 30, 2023, the ITA issued a tax assessment with respect to the year ended March 31, 2018. The total tax liability arising from the assessment as of the date of its issuance amounts to NIS 43.4 million (approximately $12.3 million), including interest and linkage to the Israeli Consumer Price Index. The Company has submitted an administrative appeal to the ITA. With respect to the years ended March 31, 2019, and through March 31, 2021, the Company is under examination by the ITA. The Company may be also subject to examination by the ITA for the year ended March 31, 2022 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination of these years.

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

The Company, its subsidiaries and, with respect to a complaint brought by U.S. State Attorneys General (“AG”) and a complaint brought by putative classes of indirect reseller plaintiffs (“IRPs”), a former member of Taro U.S.A.’s commercial team have been named as defendants in numerous putative class action lawsuits and additional lawsuits brought by and/or on behalf of purchasers and payors of several generic pharmaceutical products in the U.S. and Canada. The lawsuits allege that the Company, its subsidiaries, and the concerned individual in the AG and IRP complaints, have conspired with competitors to fix prices, rig bids, or allocate customers with respect to certain products, and also allege an industry-wide conspiracy as to nearly all generic pharmaceutical products. Each of the cases that were filed in U.S. federal court has been transferred to the U.S. District Court for the Eastern District of Pennsylvania for coordinated pre-trial proceedings under the caption In re: Generic Drug Pricing Antitrust Litigation, MDL No. 2724. The court initially sequenced the lawsuits into separate groups for purposes of briefing motions to dismiss. Defendants filed motions to dismiss complaints in the first group. On October 16, 2018, the Court denied the motions with respect to the federal law claims. On February 15, 2019, the Court granted in part and denied in part the motions with respect to the state law claims. The Court designated certain complaints naming Taro U.S.A. as “bellwether” cases to begin the sequencing of proceedings, and which are now proceeding in discovery. In October 2022, the Court issued an order revising prior deadlines and setting certain bellwether schedules across 2023 and 2024, including related to discovery and motions practice. Defendants filed motions to dismiss directed to the bellwether complaints; the Court denied one such motion to dismiss on May 10, 2022, and granted in part and denied in part other such motions on June 7, 2022 and February 27, 2023. On November 4, 2021, a settlement was reached with the putative Direct Purchaser Plaintiff class (“DPPs”), a putative class generally comprised of wholesalers and distributors that purchased generic drug products from manufacturers. The Court approved the settlement on March 10, 2023, pursuant to which Taro U.S.A. paid $67.6 million, which was reduced $7.96 million as a result of a threshold percentage of class members that opted out of the settlement.

Further, the Company made a provision of $200 million (which includes the $67.6 million settlement) for ongoing multi-jurisdiction civil antitrust matters. An amount of $140 million was accounted for in the year ended March 31, 2021; and an additional provision of $60 million was recognized in the quarter ended June 30, 2021; however, the ultimate outcome of these matters cannot be predicted with certainty. As per the paragraph above, the Court approved a settlement on March 10, 2023, pursuant to which Taro U.S.A. paid $67.6 million, which was reduced by $7.96 million as a result of the threshold percentage of class members that opted out of the settlement.

The Company and two of its former officers are named as defendants in a putative shareholder class action entitled Speakes v. Taro Pharmaceutical Industries, Ltd., filed October 25, 2016, which is now pending in the U.S. District Court for the Southern District of New York, and which asserts claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) against all defendants, and Section 20(a) of the Exchange Act against the individual defendants. It generally alleges that the defendants made material misstatements and omissions in connection with an alleged conspiracy to fix drug prices. On September 24, 2018, the Court granted in part and denied in part the Company’s motion to dismiss. The case is proceeding with limited discovery.

On June 22, 2020, a motion seeking documents before filing a shareholder derivative action was filed by a single shareholder against the Company and Taro U.S.A. in the Haifa District Court related to alleged U.S. antitrust violations. On September 22, 2020, a subsequent motion seeking documents was filed by a single shareholder against the Company related to alleged misreporting to U.S. Medicaid and three prior state settlements. Both motions were consolidated on February 16, 2021, and remain pending before the Haifa District Court. The proceedings against the Company and Taro U.S.A. have been stayed by the Haifa District Court on a hearing-to-hearing basis, pending the parties providing required status updates regarding the related U.S. litigation to the Haifa District Court at upcoming scheduled status hearings.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

3.
Other matters:

In June 2020, the Company was named as a defendant in a putative opioids-related class action pending in Israel, in which the claimant alleges that the Company did not provide sufficient disclosure regarding the risks associated with opioid use in alleged violation of the Israeli Consumer Protection Act. The Company filed its defense to the application for class action approval on May 2, 2021, and the court held a preliminary hearing on October 31, 2022. During the hearing, the applicant withdrew its application for class action approval, and the court officially dismissed the case on December 20, 2022.

In June 2020, the Company and Taro U.S.A. were named as defendants in a complaint filed in the Zantac/Ranitidine Multi-District Litigation (“MDL”) consolidated in the U.S. District Court for the Southern District of Florida. The lawsuits name over 100 defendants (including brand manufacturers, generic manufacturers, repackagers, distributors, and retailers) involving allegations of injury caused by nitrosamine impurities. On September 4, 2020, and October 3, 2020, the MDL Court dismissed the Company and Taro U.S.A., respectively, from the master complaints without prejudice. Despite having been voluntarily dismissed from the master complaints, the Company and Taro U.S.A. are named in approximately 50 active short form complaints filed by plaintiffs represented by attorneys unaffiliated with MDL leadership counsel. On July 8, 2021, the MDL court granted the generic Defendants’ motion to dismiss, the effect of which was to dismiss the Company and Taro U.S.A. with prejudice. That decision, which involves the issue of federal preemption, is up on appeal. Neither the Company nor Taro U.S.A. have been named as defendants in any of the pending state court cases involving ranitidine/Zantac of which we are aware.

In July 2019, the Company received a motion to approve a class action against 30 companies located in Haifa Bay, Israel, including the Company. The claimant, a civil association in Haifa Bay, claims that the industrial activity of the 30 companies allegedly caused higher percentages of lung cancer among Haifa Bay residents compared to the average in Israel. The claimant is seeking to obtain court approval for the motion to approve a class action. The 30 companies, including the Company, filed their defense to the class action on January 9, 2022, and the Company’s and the applicant’s cross-investigation pertaining to class action certification will commence on July 13, 2023.

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

As of March 31, 2023, 2022, and 2021, no options were outstanding, and no further options are available for future grants.

d.
Net income (loss) per share:

	Year ended March 31, 2023			Year ended March 31, 2022			Year ended March 31, 2021
	Net income (loss) attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net income (loss) attributable to Taro (numerator)	Shares (denominator)	Per Share Amount	Net (loss) income attributable to Taro (numerator)	Shares (denominator)	Per Share Amount
Basic and diluted EPS	$25,445	37,584,891	$0.68	$58,266	37,641,087	$1.55	$(386,653)	38,209,726	$(10.12)

e.
As of March 31, 2023, the accumulated other comprehensive (loss) comprised of unrealized (loss) from hedge accounting of ($162,321), unrealized (loss) from available for sale securities of ($12,669) and tax effect on other comprehensive income of ($5). As of March 31, 2022, the accumulated other comprehensive (loss) comprised of unrealized (loss) from hedge accounting of ($157,220), and unrealized loss from available for sale securities of ($11,745). Unrealized gains (losses) on marketable securities reclassified out of accumulated other comprehensive (loss) to financial income (expense) on the income statement were ($21), $565, and $2,421 during the years ended March 31, 2023, 2022, and 2021, respectively.

NOTE 15: — INCOME TAXES

a.
Corporate income tax rate in Israel:

Taxable income of Israeli companies is subject to corporate income tax at the rate of 23.0% for the years ended March 31, 2023, 2022, and 2021.

b.
Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “Industrial Company” as defined by this law and, as such, is entitled to certain income tax benefits, mainly increased depreciation rates in respect of machinery and equipment (as prescribed by regulations published under the Inflationary Adjustments Law) and generally the right to claim public issuance expenses, amortization of acquired patents and other intangible property rights as deductions for tax purposes.

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

The entitlement to these benefits was conditional upon the Company fulfilling the requirements of the Investments Law, regulations published thereunder and the certificate of approval for the specific investments in the case of Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be reduced or canceled and the Company may be required to refund the amount of the benefits it received, in whole or in part, including linkage and interest. As of March 31, 2023, Management believes that the Company complied with all of the aforementioned requirements.

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

Dividends paid by a company, the source of which is income derived from the Approved or Benefitted Enterprise accrued during the benefits period, are generally subject to withholding tax at a rate of 15% (which is withheld and paid by or on behalf of the company paying the dividend), and with respect to non-Israeli shareholders subject to the receipt in advance of a valid certificate allowing the reduced rate or such lower rate under an applicable treaty if such dividends were paid during the benefits period or at any time up to 12 years thereafter. The 12-year limitation does not apply to a FIC.

For the years ended March 31, 2023 and 2022, income not eligible for Approved/Benefited/Special Preferred Technological Enterprise benefits is taxed at the regular corporate income tax rate.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

The new incentives regime will apply to "Preferred Technological Enterprises" that meet the “Preferred Enterprise” requirements and certain additional conditions, including all of the following:

1.
The Enterprise’s R&D expenses in the three years prior to the current tax year must be greater than or equal to 7%, on average, out of the total revenue of the company owning the Enterprise or exceed NIS 75 million (approximately $20.5 million) per year; and
2.
The company which owns the Enterprise must also satisfy one of the following conditions:
•
at least 20% of the workforce (or at least 200 employees) are employees of which their salaries are fully allocated to R&D expenses;
•
a venture capital fund invested at least NIS 8 million (approximately $2.2 million) in the company, provided that the company did not change its field of business after the investment; or
•
growth in revenues by an average of at least 25% in each of the preceding three years compared to the prior tax year (assuming the company’s turnover in the current tax year and in each of the three preceding years was at least NIS 10 million (approximately $2.8 million));
•
growth in workforce by an average of at least 25% in each of the preceding three years compared to prior tax year (provided that the company’s workforce in the current tax year and in each of the three preceding years was at least 50 employees).

Alternatively, in lieu of meeting the above conditions, it is possible to meet the conditions prescribed by the Israeli Innovation Authority (formerly known as Chief Scientist) in the Ministry of Economy and Industry in consultation with the Director General of the Ministry of Finance and with the approval of the Minister of Finance, as prescribed within the Encouragement of Capital Investments (conditions indicating that the enterprise is promoting innovation for the purpose of its characterization as a Preferred Technological Enterprise) - 2019 ("Innovation Promoting Enterprise Regulations”), and receive an approval from the Israeli Innovation Authority confirming the compliance with the aforesaid conditions, indicating that the enterprise in an “Innovation Promoting Enterprise”.

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
Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget)

In November 2021, Section 74 of the Investment Law, which had enabled companies with accumulated tax-exempt profits, which were distributing dividends, to source such dividends wholly using their non-exempt income, was amended to provide that any distribution out of Approved/Benefitted Enterprise profits entails the distribution of a pro-rata portion of tax-exempt profits (and the recapture of tax thereof). The tax recapture (“Clawback Tax”), is the tax from which the company was exempt at the time such tax-exempt profits were generated, depending on the level of foreign investment in the company at such time (at a rate of 10%-25%).

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

The said amendment also enabled Israeli companies that have trapped profits, which are generally subject to Clawback Tax upon their distribution, to “release” such profits with up to a 60% “discount” on the applicable capital income tax (CIT) (Clawback Tax), but not less than a 6% CIT rate. The applicable CIT rate is determined based on a formula that considers the ratio of the “released” profits out of the tax-exempt profits and the original CIT the company was exempt from (maximum benefit is reached if the entire amount of tax-exempt profits is “released”).

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

We decided to not apply the provisions of this Temporary Order.

g.
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 of Israel:

With respect to the Israeli entity, commencing in taxable year 2003, the Company elected to measure its taxable income and file its tax returns in USD in keeping with Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an election was binding to the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in USD terms. After the initial three-year term, the Company must make the election on an annual basis. Through taxable year 2022, the Company has consistently elected, for tax purposes, to measure its earnings in USD.

h.
Income (loss) before income taxes is comprised of the following:

	Year ended March 31,
	2023	2022	2021
Domestic (Israel)	$(30,550)	$(39,781)	$14,338
Foreign (North America and the Cayman Islands)	68,763	117,639	(405,411)
Income (loss) before taxes	$38,213	$77,858	$(391,073)

i.
Taxes on income are comprised of the following:

	Year ended March 31,
	2023	2022	2021
Current taxes	$(4,546)	$(112)	$5,234
Prior years' benefits	2,268	(3,495)	(3,462)
Deferred income taxes	15,046	23,199	7,895
	$12,768	$19,592	$9,667

Domestic (Israel)	$6,145	$8,658	$7,459
Foreign (North America)	6,623	10,934	2,208
	$12,768	$19,592	$9,667

Included within current and deferred income tax expense are benefits relating to research and development tax credits in Taro Canada of $797, $686, and $649 for the years ended March 31, 2023, 2022, and 2021, respectively. Taro Canada uses the “flow-through” method and therefore records the benefits in earnings in the period the tax credits are utilized.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

j.
Reconciliation of the statutory tax rate of the parent company in Israel to the effective consolidated tax rate:

	Year ended March 31,
	2023	2022	2021
Statutory tax rate (in Israel)	23.0%	23.0%	23.0%

(Decrease) increase in effective tax rate due to:
Utilization of net operating losses	(34.2%)	(8.5%)	2.6%
FX on tax payments	5.7%	(2.0%)	0.8%
Write-down and amortization of TNA transferred IP	1.6%	0.2%	0.1%
Taxable capital gain	0.0%	(0.0%)	0.1%
Non-deductible expenses (unrecognized income)	9.3%	(0.4%)	(0.1%)
Change in deferred taxes due to change in tax rate	0.0%	(4.2%)	(0.3%)
Taxes from prior years	17.8%	0.9%	(0.5%)
Uncertain tax positions, net	4.1%	14.2%	(0.9%)
Change in valuation allowance on deferred tax asset	(0.7%)	(3.8%)	(1.2%)
Different tax rates applicable to non-Israeli subsidiaries	6.2%	2.5%	(2.5%)
Non-deductible portion of settlements	0.0%	0.0%	(23.6%)
Net operating loss carryback (1)	(4.6%)	0.0%	0.0%
Tax benefits from reduced tax rates under benefit programs and other	5.2%	3.3%	0.0%
Effective consolidated tax rate	33.4%	25.2%	(2.5%)

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
k.
Current taxes are calculated at the following combined federal and local rates:

	Year ended March 31,
	2023	2022	2021
On Israeli operations (not including “Approved Enterprise”)	23.0%	23.0%	23.0%
On U.S. operations *	21.0%	21.0%	21.0%
On Canadian operations *	25.0%	25.0%	25.0%
On Japanese operations *	34.6%	34.6%	34.6%

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

	March 31,
	2023	2022
Deferred tax assets:
Accrued expenses	$50,893	$46,943
Intangible assets	28,731	31,969
Operating loss carryforward	18,477	37,479
Capital loss carryforward	17,568	17,568
Other, net	6,737	5,516
Deferred revenue	5,534	10,564
Property, plant, and equipment	1,808	2,549
Marketable securities	1,372	1,348
Bad debt allowance	136	152
Hedge accounting	—	23
Total deferred tax assets	131,256	154,112
Valuation allowance for deferred tax assets	(22,233)	(22,175)
Net deferred tax assets	109,023	131,937
Deferred tax liabilities:
Property, plant, and equipment	(4,368)	(6,770)
Intangible Assets	(495)	—
Hedge accounting	—	(48)
Other, net	(488)	(238)
Total deferred tax liabilities	(5,351)	(7,055)
Net deferred tax assets	$103,672	$124,882
Domestic (Israel)	$—	$4,499
Foreign (North America)	103,672	120,383
	$103,672	$124,882

The deferred income taxes are presented on the Consolidated Balance Sheets as follows:

	March 31,
	2023	2022
Among non-current assets	$103,672	$124,882
	$103,672	$124,882

m.
Carryforward tax losses:
1.
The Company:

As of March 31, 2023, the Company has $156,528 carryforward capital losses.

2.
Taro Canada:

As of March 31, 2023, this subsidiary has carryforward losses of $41,148.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

3.
Taro U.S.A.:

As of March 31, 2023, this subsidiary has carryforward losses of $14,665.

4.
Proactive Company Holdings Inc. (USA):

As of March 31, 2023, this subsidiary has carryforward losses of $947.

5.
Proactive YK:

As of March 31, 2023, this subsidiary has no carryforward losses.

n.
The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividends for the foreseeable future.
o.
At March 31, 2023, deferred income taxes were not provided for on a cumulative total of $1.7 billion of the undistributed earnings of Taro Canada, which are not taxable provided earnings remain undistributed.
p.
Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.
q.
Federal tax assessments:

The Company has completed its tax assessments with the Israel Tax Authority (“ITA”) for all years through and including March 31, 2016.

On March 28, 2022, the ITA issued a tax assessment with respect to the period ended March 31, 2017, and the total tax liability arising from the assessment as of the date of its issuance amounts to NIS 39.5 million (approximately $11 million), including interest and linkage to the Israeli Consumer Price Index. The Company timely submitted a tax objection to the ITA on May 26, 2022. On May 24, 2023, the administrative appeal was rejected and the ITA issued orders with respect to the tax year ending March 31, 2017. The total tax liability under the orders, including interest and linkage to the Israeli Customer Price Index as of the date of its issuance, amounts to approximately NIS 90 million (approximately $24 million). The Company intends to appeal the orders to the Haifa District Court.

On March 30, 2023, the ITA issued a tax assessment with respect to the year ended March 31, 2018. The total tax liability arising from the assessment as of the date of its issuance amounts to NIS 43.4 million (approximately $12 million), including interest and linkage to the Israeli Consumer Price Index. The Company timely submitted an administrative appeal to the ITA.

With respect to the years ended March 31, 2019 and through March 31, 2021, the Company is under examination by the ITA. The Company may be also subject to examination by the ITA for the year ended March 31, 2022 and onward. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examination of these years.

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

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

Taro Canada completed its tax assessments with the Canadian tax authorities for the periods through March 31, 2017. The Company’s tax provision was materially adequate to satisfy these assessments. Taro Canada remains subject to examination by the Canadian tax authorities for periods ended on or after March 31, 2017, according to the statute of limitations. The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

r.
Uncertain tax positions:

The Company adopted FASB ASC Section 740-10-25, “Income Taxes-Overall-Recognition,” effective January 1, 2007, which prescribes a model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. See Note 2.h.

	Year ended March 31,
	2023	2022	2021
Unrecognized tax exposure at beginning of year	$34,578	$26,921	$25,258
Increases as a result of positions taken in prior period	318	1,389	769
Decreases as a result of positions taken in prior period	—	—	(5,025)
Increases as a result of positions taken in current period	2,597	6,268	5,919
Unrecognized tax exposure at end of year	$37,493	$34,578	$26,921

The total amount of interest and linkage to Consumer Price Index recognized on the Consolidated Statement of Operations for the years ended March 31, 2023, 2022, and 2021 were ($1,021), $3,859, and $1,236, respectively. The total amount of interest and linkage to Consumer Price Index recognized on the Consolidated Balance Sheets on March 31, 2023 and 2022 were $6,622 and $7,643, respectively.

The total amount of unrecognized tax benefits, which would impact the effective tax rate if recognized, was $37,493 and $34,578 on March 31, 2023 and 2022, respectively.

NOTE 16: — SELECTED STATEMENTS OF INCOME DATA

	Year ended March 31,
	2023	2022	2021
United States	$363,065	$376,677	$383,829
Canada	136,242	130,066	110,167
Israel	46,142	47,915	46,574
Other	27,503	6,689	8,400
Sales, net	$572,952	$561,347	$548,970

Selling, marketing, general and administrative expenses:
Selling and marketing	$98,769	$48,340	$32,861
Advertising	14,511	8,280	5,681
General and administrative *	85,086	57,057	52,813
Settlements and loss contingencies	—	61,446	558,924
	$198,366	$175,123	$650,279
* Including provision for doubtful accounts	$10,904	$15,213	$(1,761)

Financial (income) expenses:
Interest and exchange differences on long-term liabilities	$1,253	$1,653	$1,363
Income in respect of deposits	(6,590)	(1,331)	(2,432)
Interest from marketable securities	(15,513)	(8,509)	(19,105)
Foreign currency transaction (loss) gain	2,813	(1,985)	365
	$(18,037)	$(10,172)	$(19,809)

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

	Israel	Canada	U.S.A.	Other	Consolidated
Year ended March 31, 2023 and as of
March 31, 2023:
Net sales *	$46,142	$136,242	$363,065	$27,503	$572,952
Long-lived assets **	$108,213	$57,357	$98,958	$6,426	$270,954
Year ended March 31, 2022 and as of
March 31, 2022:
Net sales *	$47,915	$130,066	$376,677	$6,689	$561,347
Long-lived assets **	$117,913	$101,387	$31,191	$8,355	$258,846
Year ended March 31, 2021 and as of
March 31, 2021:
Net sales *	$46,574	$110,167	$383,829	$8,400	$548,970
Long-lived assets **	$122,983	$61,027	$35,455	$—	$219,465

* Based on customer’s location, including sales to unaffiliated customers and Sun.

** Includes property, plant and equipment, net; goodwill and intangible assets, net.

b.
For the year ended March 31, 2023, the Company had net sales to two different U.S. customers of 8.8% and 8.7% of consolidated net sales. For the year ended March 31, 2022, the Company had net sales to two different U.S. customers of 10.1% and 8.9% of consolidated net sales. For the year ended March 31, 2021, the Company had net sales to two different U.S. customers of 12.6% and 10.5% of consolidated net sales.
c.
Sales by therapeutic category, as a percentage of total net sales for the years ended March 31, 2023, 2022, and 2021, were as follows:

	Year ended March 31,
Category	2023	2022	2021
Dermatological and topical	68%	60%	58%
Neuropsychiatric	9%	13%	16%
Allergy	2%	*	*
Cardiovascular	6%	6%	7%
Anti-inflammatory	3%	3%	3%
Other	12%	18%	16%
Total	100%	100%	100%

* New therapeutic category for 2023.

NOTE 18: — RELATED PARTY TRANSACTIONS

In addition to Sun controlling 85.7% of the voting power in the Company as of March 31, 2023, the Company has substantial relationships with Sun. Certain Taro Board members are also members of various Sun entities board of directors, including Taro’s Chairman, Dilip Shanghvi who is also Managing Director of Sun Pharma’s board of directors. In addition, certain Taro officers and executives are also executives of Sun.

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

Sun and Taro renewed a services arrangement (the “Services Agreement”) effective April 1, 2022, that allows the companies to share the services of certain employees of the respective companies involved in certain North American management and operations functions in North America.

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

On May 26, 2023, the Board of Directors of the Company received from Sun a non-binding indication of interest to acquire all of the outstanding shares of the Company’s ordinary shares, other than any shares held by Sun or its affiliates, for a purchase price per share of $38 in cash (the “Proposal”). The Proposal indicated that the proposed purchase price per ordinary share represents a premium of 31.2% over the closing price of the ordinary shares on May 25, 2023, and a 41.5% premium over the average closing price of the ordinary shares over the 60 trading days preceding May 26, 2023. The Board of Directors of the Company has formed a special committee in order to be in a position to evaluate the Proposal. No assurance can be given that a definitive agreement with respect to the Proposal will be entered into, the terms or conditions of any such agreement, or whether the proposed transaction will eventually be consummated.

NOTE 19: — BUSINESS COMBINATION

Alchemee Acquisition

On February 28, 2022, the Company acquired 100% ownership of The Proactiv Company Holdings, Inc., Proactive YK and Alchemee Skincare Corporation (f/k/a The Proactiv Company Corporation), including their respective subsidiaries, and certain other assets (“Alchemee”), pursuant to a Share and Asset Purchase Agreement. Taro paid an all-cash purchase price for Alchemee of approximately $95 million, which also included acquired cash and excess working capital at close. As a result of the purchase, the Company acquired Proactiv®, an over-the-counter dermatology brand. The acquisition of Alchemee is intended to build on the Company’s existing consumer health business and is expected to strengthen the leadership position in dermatology by providing consumer health coverage through the Proactiv® product line.

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

The acquisition of Alchemee has been accounted for as a business combination and is included in the Company’s consolidated financial statements commencing February 28, 2022. The Company retained the services of third-party valuation specialists in determining the fair value of certain tangible and intangible assets, under the supervision of management. The Company believes that such allocations provide a reasonable basis for estimating the fair values of assets acquired and liabilities assumed.

The allocation of purchase price was recorded to the tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date and adjusted certain items as noted below. The final purchase price allocation was as follows:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

	Preliminary Purchase Price Allocation	Adjustments	Final Purchase Price Allocation
	Dollars in millions	Dollars in millions	Dollars in millions
Cash and cash equivalents	$8	$—	$8
Accounts receivable and other:
Trade, net	28	(15)	13
Other receivables and prepaid expenses	4	(4)	—
Inventories	19	—	19
Property, plant and equipment, net	9	—	9
Intangible assets	44	20	64
Deferred tax assets	6	(6)	—
Right-of-use asset	3	—	3
Goodwill	10	—	10
Total assets acquired	131	(5)	126
Accounts payable:
Trade payables	21	(4)	17
Other current liabilities	6	4	10
Right-of-use liability	4	—	4
Total liabilities assumed	31	—	31
Total consideration transferred	$100	$(5)	$95

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

The estimated useful lives and fair values of the identifiable intangible assets at acquisition date were as follows:

	Weighted-Average Useful Life - Years	Estimated Fair Values
		Dollars in millions
Brand	15	$60.8
Non-Compete	3	3.0
		$63.8

Pro forma Impact of Business Combination

The unaudited pro forma financial results have been prepared using the acquisition method of accounting for FY2022 and are based on the historical financial information of the Company and Alchemee. The unaudited pro forma condensed financial information does not reflect any operating efficiencies and expected realization of cost savings or synergies associated with the acquisition. The unaudited pro forma information presented below is for informational purposes only and do not purport to be indicative of the consolidated results of operations had the acquisitions actually occurred at the beginning of applicable comparable

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements

U.S. dollars in thousands (except share and per share data)

prior reporting period or of the results of future operations of the consolidated business. Since the Company's financial results for the year ended March 31, 2022, reflect only one month of Alchemee's actual results, the impact is immaterial. The following table summarizes certain of our supplemental pro forma financial information for the years ended March 31, 2022 and 2021 as if the acquisition of Alchemee had occurred as of April 1, 2020.

	Years ended March 31,
	2022	2021
	Unaudited	Unaudited
Revenues	$736,875	$738,211
Net income (loss)	41,118	(398,799)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Alchemee to reflect the business combination accounting effects resulting from this acquisition.

NOTE 20: — SUBSEQUENT EVENTS

Subsequent to March 31, 2023, the Company received one tentative ANDA approval from the FDA. The Company currently has a total of twenty-two ANDAs awaiting FDA approval, including four tentative approvals.

On May 26, 2023, the Board of Directors of the Company received a non-binding indication of interest to acquire all of the outstanding shares of the Company’s ordinary shares, other than any shares held by Sun or its affiliates, for a purchase price per share of $38 in cash (the “Proposal”). The Proposal indicated that the proposed purchase price per ordinary share represents a premium of 31.2% over the closing price of the ordinary shares on May 25, 2023, and a 41.5% premium over the average closing price of the ordinary shares over the 60 trading days preceding May 26, 2023. The Board of Directors of the Company has formed a special committee in order to be in a position to evaluate the Proposal. No assurance can be given that a definitive agreement with respect to the Proposal will be entered into, the terms or conditions of any such agreement, or whether the proposed transaction will eventually be consummated.

On May 30, 2023, Dov Pekelman, a director of the Company, submitted his resignation from the Board to the Company’s Chairman of the Board, Dilip Shanghvi. In doing so, Mr. Pekelman cited his age, his health, and his desire to reduce his business activities and obligations. Subsequently, as of June 27, 2023, Oded Sarig was appointed to serve as a member of the Board to fill the vacancy of Mr. Pekelman.

Due to the relocation of its physical operations to Hawthorne, New York, Alchemee LLC will be closing its facility located at 120 Broadway, Suite 500, Santa Monica, CA 90401 (the “Santa Monica facility”) on or about September 29, 2023. All employees in the Santa Monica facility were informed on June 1, 2023, and offered continued employment at the Company’s Hawthorne, New York location.

End of consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Schedules have been omitted as the required information is provided elsewhere in these financial statements.